Form 20-F
GOLD FIELDS LTD
filed 2003-12-29
CIK 1172724

As filed with the Securities and Exchange Commission on December 29, 2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________to ______________________

Commission file number: 1-31318

Gold Fields Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa
(Jurisdiction of incorporation or organization)

24 St. Andrews Road,
Parktown, 2193
South Africa
011-27-11-644-2400
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Ordinary shares of par value Rand 0.50 each American Depositary Shares, each representing one ordinary share	Name of Each Exchange on Which Registered New York Stock Exchange* New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary shares of par value Rand 0.50 each           472,364,872

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [  ] Item 18 [X]

THE LOCATION OF GOLD FIELDS' SOUTH AFRICAN OPERATIONS

SOUTH AFRICA
INDIAN OCEAN
LIMPOPO PROVINCE
MOZAMBIQUE
N
NORTH WEST PROVINCE
GAUTENG
JOHANNESBURG
MPUMALANGA PROVINCE
CARLETONVILLE
DRIEFONTEIN AND KLOOF
SWAZILAND
KWAZULU NATAL
WELKOM
BEATRIX
FREE STATE
BLOEMFONTEIN
LESOTHO
EASTERN CAPE PROVINCE
LEGEND
GOLD FIELDS MINES
PROVINCE BOUNDARY
NATIONAL ROADS
KLOOF
JOHANNESBURG
DRIEFONTEIN
CARLETONVILLE
POTCHEFSTROOM
SASOLBURG
KLERKSDORP
PARYS
KROONSTAD
WELKOM
BEATRIX
VIRGINIA
0 10 20 30 40 50KM

THE LOCATION OF GOLD FIELDS' GHANA OPERATION

BURKINA FASO
IVORY COAST
TOGO
GHANA
UPPER WEST REGION
UPPER EAST
BOLGATANGA
NORTHERN REGION
TAMALE
LAKE VOLTA
BRONG AHAFO REGION
ASHANTI REGION
KUMASI
VOLTA REGION
EASTERN REGION
GREATER ACCRA
ACCRA
WESTERN REGION
CENTRAL REGION
DAMANG
TARKWA
TAKORADI
CAPE COAST
N
LEGEND
GOLD FIELDS' OPERATIONS
REGION BOUNDARY
NATIONAL ROADS
KUMASI
BIBIANI
DUNKWA
TARKWA
DAMANG
CAPE COAST
SEKONDI
WINNEBA
ACCRA
AXIM

Presentation of Financial Information

Gold Fields is a South African company and the majority of its operations are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, or S.A. GAAP, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars; and descriptions of significant accounting policies refer to accounting policies under U.S. GAAP. The financial statements of the St. Ives and Agnew gold mining operations in Australia have been prepared in accordance with Generally Accepted Accounting Principles in Australia and reconciled to U.S. GAAP. The financial statements of Abosso Gold Fields Limited, or Abosso, have been prepared in accordance with International Accounting Standards, which have been recently renamed International Financial Reporting Standards, or IFRS, and reconciled to U.S. GAAP. For the financial statements of the St. Ives and Agnew gold mining operations, unless otherwise stated, balance sheet item amounts are translated from Australian dollars to U.S. dollars at the exchange rate prevailing on the date of the balance sheet (A$1.97 per $1.00 as of June 30, 2001), except for specific items included within equity that are translated at the rate prevailing on the date the relevant transaction was entered into, and statement of operations item amounts are translated from Australian dollars to U.S. dollars at the weighted average exchange rate for each period (A$1.85 per $1.00 for the six-month period ended June 30, 2001).

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date of the balance sheet (Rand 7.79 per $1.00 as of June 30, 2003), except for specific items included within shareholders’ equity that are translated at the rate prevailing on the date the relevant transaction was entered into, and statement of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 9.07 per $1.00 for the year ended June 30, 2003).

In this annual report, Gold Fields presents the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce”, which have been determined using industry standards promulgated by the Gold Institute and are not U.S. GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information — Selected Historical and Pro Forma Financial Data — Selected Historical Consolidated Financial Data”, “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce” and “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.”

Defined Terms and Conventions

In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia and all references to “Finland” are to the Republic of Finland.

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. In order to facilitate a better understanding of these descriptions, this annual report contains a glossary defining a number of technical and geological terms. See “Information on the Company — Glossary of Mining Terms.”

In this annual report, “R” and “Rand” refer to the South African Rand, “¢,” “cents” and “Rand cents” refer to subunits of the South African Rand, “GHC” and “Cedi” refer to Ghanaian Cedi, “$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar and “A$” and “Australian dollars” refer to Australian dollars.

In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces,” or “oz,” and ore grades are provided in grams per metric tonne, which are referred to as “grams per tonne” or “g/t.” All references to “tonnes” or “t” in this annual report are to metric tonnes. See “Information on the Company — Glossary of Mining Terms” for further information regarding units of measurement used in this annual report and a table providing rates of conversion between different units of measurement.

In this annual report, unless otherwise noted, historical financial information and production statistics for Gold Fields do not include activity attributable to the St. Ives and Agnew gold mining operations in Australia, which Gold Fields acquired from WMC Limited and WMC Resources Ltd on November 30, 2001, or the Damang gold mining operation in Ghana, which Gold Fields and Repadre Capital Corporation acquired when they purchased Abosso Goldfields Limited from Ranger Minerals Limited on January 23, 2002. In addition, except where otherwise noted, all production and operating statistics are based on Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana which is attributable to the minority shareholders in those mines.

For the convenience of the reader, certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 6.37 and A$1.38 per $1.00, respectively, which were the noon buying rates on November 28, 2003. By including convenience currency translations, Gold Fields is not representing that the Rand and Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

Part I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical financial data set out below for the three years ended June 30, 2003, and as of June 30, 2002 and 2003, have been extracted from the more detailed information and financial statements, including Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes, which appear elsewhere in this annual report. The summary financial data for the year ended June 30, 2000, and as of June 30, 2001 and 2000 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report. The selected historical financial data set out below for the year ended, and as of, June 30, 1999 have been derived from Gold Fields’ unaudited consolidated financial information for that period and as of that date, which are not included in this annual report. The selected historical financial data presented below have been prepared in accordance with U.S. GAAP.

	Year ended June 30,

(in $ millions, except where otherwise noted)	1999	2000	2001	2002	2003

Statement of Operations Data
Revenues	737.5	1,130.4	1,028.4	1,219.4	1,564.2
Production costs	497.3	861.8	743.4	710.0	1,015.0
Corporate expenditure	14.1	13.9	16.0	12.3	16.6
Depreciation and amortization	49.5	135.5	99.8	113.3	188.1
Exploration expenditure	14.3	11.7	17.7	16.5	29.6
Franco-Nevada merger costs	—	—	2.5	—	—
Settlement costs of Oberholzer irrigation water dispute	—	—	1.2	1.0	—
Impairment of assets	212.7	15.7	112.1	—	29.6
(Decrease)/increase in post-retirement healthcare provision	(16.1)	8.4	8.8	6.6	(5.0)
Increase in provision for environmental rehabilitation	19.7	5.6	12.2	4.7	5.3
Finance (income)/expense	7.6	3.2	1.9	(8.3)	(4.2)
Unrealized (loss)/gain on financial instruments	26.7	2.0	(0.8)	(45.9)	(35.7)
Realized (loss)/gain on financial instruments	(4.6)	14.4	(7.4)	(4.7)	(15.1)
Employment termination costs	11.9	16.0	5.0	6.4	3.8
Profit on sale of non-current investments	(48.2)	—	—	—	(57.2)
Write-down of investments	—	—	2.0	—	—
Stock compensation	—	—	—	4.8	—

	Year ended June 30,

(in $ millions, except where otherwise noted)	1999	2000	2001	2002	2003

New York Stock Exchange listing and associated costs	—	—	—	4.3	—
Gain on disposal of St. Helena mine	—	—	—	—	(13.4)
Share of equity investees’ losses	0.5	0.8	—	—	—
Cost of Driefontein merger	10.6	—	—	—	—
Other expenses	4.7	1.4	1.0	—	0.3
(Loss)/income before tax	(63.2)	40.0	13.0	398.4	406.5
Income and mining tax benefit/(expense)	80.3	85.2	(21.6)	(147.1)	(133.8)
(Loss)/income before minority interests	17.1	125.2	(8.6)	251.3	272.7
Minority interests	(1.8)	1.7	(8.8)	(12.2)	(14.4)
Income/(loss) before cumulative effect of changes in accounting principles	15.3	126.9	(17.4)	239.1	258.3
Cumulative effect of changes in accounting principles, net of tax	—	—	(0.6)	—	(1.3)
Net (loss)/income	15.3	126.9	(18.0)	239.1	257.0
Other Financial and Operating Data
Basic (loss)/earnings per share before cumulative effect of changes in accounting principles ($)	0.03	0.28	(0.04)	0.52	0.55
Diluted (loss)/earnings per share before cumulative effect of changes in accounting principles ($)	0.03	0.28	(0.04)	0.51	0.54
Basic (loss)/earnings per share ($)	0.03	0.28	(0.04)	0.52	0.54
Diluted (loss)/earnings per share ($)	0.03	0.28	(0.04)	0.51	0.54
Dividend per share (Rand)	0.50	0.50	1.05	1.30	3.70
Dividend per share ($)	0.08	0.08	0.13	0.13	0.39
Total cash costs per ounce of gold produced ($/oz)(1)	207	215	194	170	212
Total production costs per ounce of gold produced ($/oz)(2)	224	251	224	198	254

Notes:

(1)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2003, 2002 and 2001, see “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2002 and 2003” and “ — Years Ended June 30, 2001 and 2002.”

(2)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2003, 2002 and 2001, see “Operational and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2002 and 2003” and “ — Years Ended June 30, 2001 and 2002.”

	Year ended June 30,

(in $ millions, except where otherwise noted)	1999	2000	2001	2002	2003

Balance Sheet Data
Cash and cash equivalents	42.3	75.8	23.6	195.1	133.6
Receivables	64.5	36.0	50.5	56.2	74.9
Inventories	26.9	24.5	21.1	68.5	76.8
Material contained on heap leach pads	9.0	17.7	31.3	45.0	41.8
Total current assets	142.7	159.0	126.5	364.8	327.1
Net property, plant and equipment	2,480.6	2,178.1	1,798.7	1,548.9	2,070.4
Mineral interests and other intangible assets	—	—	—	178.0	160.6
Fair value of financial instruments	—	—	—	46.2	67.7
Non-current investments	32.2	38.5	42.2	73.3	101.0
Total assets	2,655.5	2,375.6	1,967.4	2,211.2	2,726.8
Accounts payable and provisions	159.3	148.1	127.4	153.3	184.7
Income and mining taxes payable	13.1	13.9	1.2	44.5	52.0
Short term loans	12.0	—	—	—	—
Current portion of long-term loans	—	10.0	—	37.0	20.5
Total current liabilities	184.4	172.0	128.6	234.8	257.2
Long term loans	16.4	20.0	—	145.0	21.1
Deferred income and mining taxes	796.8	588.8	506.9	448.2	647.3
Provision for environmental rehabilitation	42.0	42.6	47.5	58.8	99.2
Provision for post-retirement health care costs	58.0	55.9	51.0	44.7	23.9
Minority interests	38.4	29.4	39.0	52.8	58.8
Share capital	40.8	41.1	41.3	42.1	42.2
Additional paid-in capital	1,471.5	1,493.0	1,498.1	1,560.8	1,565.2
(Accumulated loss)/retained earnings	(8.5)	81.9	2.7	182.6	255.3
Accumulated other comprehensive income /(loss)	15.7	(149.1)	(347.7)	(556.8)	(243.4)
Total shareholders’ equity	1,519.5	1,466.9	1,194.4	1,226.9	1,619.3
Total liabilities and shareholders’ equity	2,655.5	2,375.6	1,967.4	2,211.2	2,726.8
Other Data
Number of ordinary shares as adjusted to reflect changes in capital structure	448,389,216	453,250,595	455,836,608	470,522,224	472,364,872
Net assets	1,519.5	1,466.9	1,194.4	1,226.9	1,619.3

Exchange Rates

The following tables set forth, for the periods indicated, the average, high, low and period-end noon buying rates in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York expressed in Rand per $1.00:

	Year ended June 30,

	Average(1)	High	Low	Period end

1999	6.04	6.64	5.49	6.04
2000	6.37	7.18	5.98	6.79
2001	7.64	8.16	6.79	8.05
2002	10.20	13.60	8.01	10.39
2003	9.12	10.90	7.18	7.51
2004 (through November 28, 2003)	7.20	7.80	6.37	6.37

Note:

(1)	The average of the noon buying rates on the last day of each full month during the relevant period.

	Month ended

	High	Low	Period end

June 30, 2003	8.17	7.47	7.47
July 31, 2003	7.75	7.34	7.37
August 31, 2003	7.52	7.25	7.38
September 30, 2003	7.60	6.93	6.93
October 31, 2003	7.21	6.85	6.90
November 30, 2003	6.99	6.37	6.37

The noon buying rate for the Rand on November 28, 2003 was Rand 6.37 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on JSE, which may affect the market price of the ADSs on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

Risk Factors

In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on Gold Fields’ business, financial condition or results of operations, resulting in a decline in the trading price of Gold Fields’ ordinary shares or ADSs. The risks set forth below comprise all material risks currently known to Gold Fields. However, there may be additional risks that Gold Fields does not currently know of or that Gold Fields currently deems immaterial based on the information available to it. These factors should be considered carefully, together with the information and financial data set forth in this document.

Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.

Substantially all of Gold Fields’ revenues are derived from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Gold Fields has no control, including:

•	the demand for gold for industrial uses and for use in jewellery;

•	actual, expected or rumored purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	speculative trading activities in gold;

•	the overall level of forward sales by other gold producers;

•	the overall level and cost of production by other gold producers;

•	international or regional political and economic events or trends;

•	the strength of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation; and

•	interest rates.

In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price. Central banks, financial institutions and individuals historically have held large amounts of gold as a store of value and production in any given year historically has constituted a small portion of the total potential supply of gold. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis.

Certain European central banks are party to an agreement, pursuant to which they restrict their annual sales of gold to specified limits. This agreement expires by its terms in September 2004. This agreement may not be renewed, or if it is, specified limits on annual gold sales by central banks may be higher or lower.

While the aggregate effect of these factors is impossible for Gold Fields to predict, if gold prices should fall below Gold Fields’ cost of production and remain at such levels for any sustained period, Gold Fields may experience losses and may be forced to curtail or suspend some or all of its operations. In addition, Gold Fields might not be able to recover any losses it may incur during that period.

Because Gold Fields does not use commodity or derivative instruments to protect against low gold prices with respect to its production, Gold Fields is exposed to the impact of any significant drop in the gold price.

Unlike many other gold producers, as a general rule Gold Fields sells its gold production at market prices. Gold Fields generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. In general, hedging reduces the risk of exposure to volatility in the gold price. Hedging also enables a gold producer to fix a future price for hedged gold that generally is higher than the then current spot price. To the extent that it does not generally use commodity or derivative instruments, Gold Fields will not be protected against decreases in the gold price, and if the gold price decreases significantly, Gold Fields runs the risk of reduced revenues in respect of gold production that is not hedged. See “Quantitative and Qualitative Disclosures About Market Risk.”

Gold Fields’ gold reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.

The ore reserves stated in this annual report represent the amount of gold that Gold Fields believed, as of June 30, 2003, could be mined, processed and sold at prices sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are only estimates based on assumptions regarding Gold Fields’ costs, expenditures, prices and exchange rates, many of which are beyond Gold Fields’ control. In the event that Gold Fields revises any of these assumptions in an adverse manner, Gold Fields may need to revise its ore reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase or if gold prices decrease, a portion of Gold Fields’ ore reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves.

To the extent that Gold Fields seeks to expand through acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations.

In order to expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing companies or assets. Gold Fields’ success at making any acquisitions will depend on a number of factors, including, but not limited to:

•	negotiating acceptable terms with the seller of the business to be acquired;

•	obtaining approval from regulatory authorities in South Africa and the jurisdiction of the business to be acquired;

•	assimilating the operations of an acquired business in a timely and efficient manner;

•	maintaining Gold Fields’ financial and strategic focus while integrating the acquired business;

•	implementing uniform standards, controls, procedures and policies at the acquired business; and

•	to the extent that Gold Fields makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Any problems experienced by Gold Fields in connection with an acquisition as a result of one or more of these factors could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

To the extent that Gold Fields seeks to expand through its exploration program, it may experience problems associated with mineral exploration or developing mining projects.

In order to expand its operations and reserve base, Gold Fields may rely on its exploration program for gold and platinum group metals and its ability to develop mining projects. Exploration for gold and other precious metals is speculative in nature, involves many risks and frequently is unsuccessful. Any exploration program entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields’ exploration efforts may not result in the discovery of gold or platinum group metal mineralization and any mineralization discovered may not result in an increase of Gold Fields’ reserves. If orebodies are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Gold Fields’ exploration program may not result in the replacement of current production with new reserves or result in any new commercial mining operations. Also, to the extent Gold Fields participates in the development of a project through a joint venture there could be disagreements or divergent interests or goals among the joint venture parties, which could jeopardize the success of the project.

Due to the nature of mining and the type of gold mines it operates, Gold Fields faces a material risk of liability, delays and increased production costs from environmental and industrial accidents and pollution.

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with Gold Fields’ underground mining operations include:

•	rock bursts;

•	seismic events, particularly at the Driefontein and Kloof operations;

•	underground fires and explosions, including those caused by flammable gas;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	releases of radioactivity;

•	flooding;

•	sinkhole formation and ground subsidence; and

•	other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

Hazards associated with Gold Fields’ open pit mining operations include:

•	flooding of the open pit;

•	collapses of the open pit walls;

•	accidents associated with the operation of large open pit mining and rock transportation equipment;

•	accidents associated with the preparation and ignition of large scale open pit blasting operations;

•	production disruptions due to weather; and

•	hazards associated with heap leach processing, such as groundwater and waterway contamination.

Hazards associated with Gold Fields’ rock dump and production stockpile mining and tailings disposal include:

•	accidents associated with operating a rock dump and production stockpile and rock transportation;

•	production disruptions due to weather;

•	collapses of tailings dams; and

•	ground and surface water pollution, on and off site.

Gold Fields is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase production costs and result in liability for Gold Fields.

Gold Fields’ insurance coverage may prove inadequate to satisfy potential claims.

Gold Fields may become subject to liability for pollution or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. Gold Fields’ existing property and liability insurance contains exclusions and limitations on coverage. In fiscal 2003, in an effort to reduce costs, Gold Fields changed from business interruption insurance cover based on gross profit to cover based on fixed operating costs or standing charges only. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, in the future Gold Fields’ insurance coverage may not cover the extent of claims against Gold Fields, including, but not limited to, claims for environmental or industrial accidents or pollution.

Because most of Gold Fields’ production costs are in Rand and Australian dollars, while gold is generally sold in U.S. dollars, Gold Fields’ operating results or financial condition could be materially harmed by an appreciation in the value of the Rand or the Australian dollar.

Gold is sold throughout the world principally in U.S. dollars, but Gold Fields’ operating costs are incurred principally in Rand and Australian dollars. As a result, any significant and sustained appreciation of either of these currencies against the U.S. dollar may materially increase Gold Fields’ costs and reduce its net revenue.

The Rand and the Australian dollar each appreciated against the U.S. dollar during 2002, with the Rand appreciating by approximately 28.4% in 2002 and the Australian dollar appreciating by approximately 10.0% in 2002. More recently, the Rand and the Australian dollar have experienced a period of further appreciation against the U.S. dollar. As of September 30, 2003, the Rand had appreciated by 19.1%, and the Australian dollar had appreciated by 21.1%, against the U.S. dollar since January 1, 2003. This appreciation has already significantly increased Gold Fields’ costs in U.S. dollar terms particularly at its South African operations and continuation of the appreciation trend for either of these currencies could have a material adverse effect on Gold Fields’ operating results or financial condition. See “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Sensitivity.”

Political or economic instability in South Africa or regionally may have an adverse effect on Gold Fields’ operations and profits.

Gold Fields is incorporated and owns significant operations in South Africa. As a result, political and economic risks relating to South Africa could affect an investment in Gold Fields. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may have an adverse impact on Gold Fields’ operations and profits. In recent years, South Africa has experienced high levels of crime and unemployment. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Gold Fields may have difficulties attracting and retaining qualified employees.

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. GDP growth was 1.2% for 1999, 3.1% for 2000, 2.1% for 2001 and 2.4% for 2002. Corresponding inflation rates were 5.2% in 1999, 5.3% in 2000, 5.7% in 2001 and 9.2% in 2002, while corresponding unemployment rates were 23.3%, 26.7%, 26.9% and 30.5% as of December 31, 1999, 2000, 2001 and 2002. Foreign reserves stood at $7.8 billion as of September 30, 2003. The depreciation of the Rand in 1997 and 1998 resulted in an increase in the South African bank prime lending rate, which peaked at approximately 25.5% during 1998, although rates have since decreased. On September 30, 2003, the rate was 13.5%. Consequently, Gold Fields faces a high cost of capital should it need to borrow in South Africa.

In the late 1980s and early 1990s, inflation in South Africa reached record highs. This increase in inflation resulted in considerable year over year increases in operational costs. In recent years, the inflation rate has decreased to single-digit figures. A return to significant inflation in South Africa, without a concurrent devaluation of the Rand or an increase in the price of gold, could have a material adverse effect on Gold Fields’ operating results and financial condition.

There has been regional political and economic instability in the countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Gold Fields’ ability to manage and operate its South African operations.

Political or economic instability in Ghana may have an adverse effect on Gold Fields’ operations and profits.

A significant portion of Gold Fields’ production takes place in Ghana at the Tarkwa and Damang mines. As a result, political and economic risks relating to Ghana could affect an investment in Gold Fields.

Ghana has had periods of political instability, and could be subject to instability again in the future. Presidential and parliamentary elections were conducted under the present Ghanaian constitution in 1992, 1996 and 2000. The 2000 elections resulted in the principal opposition party winning the elections and forming the present government. Since the present government came into power it has passed legislation imposing a tax and import duty which have affected the mining industry. The Ghana Chamber of Mines, of which Gold Fields Ghana Limited and Abosso Goldfields Limited, subsidiaries of Gold Fields, are members, has expressed its concern to the government that these legislative measures have eroded the competitiveness of the fiscal regime affecting mining companies in Ghana. The current government or a future government might adopt additional changes to policies in the future, which could: (1) modify the regulatory or fiscal regime governing mining companies in Ghana, such as increasing the proportion of foreign currency earnings that mining companies are required to repatriate to Ghana or (2) otherwise make investments or foreign-owned operations in Ghana less attractive. Any departure from current policies by the government of Ghana could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In addition, it is possible that in the future Ghana will experience adverse economic conditions or disruptions which may negatively impact Gold Fields’ Ghana operations.

Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area. Transactions between South African residents (including companies) and non-residents of the Common Monetary Area are subject to exchange controls enforced by the South African Reserve Bank, or SARB. As a result, Gold Fields’ ability to raise and deploy capital outside the Common Monetary Area is restricted. In particular, Gold Fields:

•	is generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB;

•	is generally required to repatriate to South Africa profits of its foreign operations; and

•	is limited in its ability to utilize the income of one foreign subsidiary to finance the operations of another foreign subsidiary.

These restrictions could hinder Gold Fields’ normal corporate functioning, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Exchange Controls.”

An acquisition of shares in or assets of a South African company by a non-South African purchaser that is subject to exchange control regulations may not be granted regulatory approval.

In some circumstances, potential acquisitions of shares in or assets of South African companies by non-South African resident purchasers are subject to review by the SARB pursuant to South African exchange control regulations. In 2000, the SARB refused to approve an acquisition of Gold Fields by Franco-Nevada Mining Corporation Limited, a Canadian mining company. The SARB may refuse to approve similar proposed acquisitions of Gold Fields in the future. As a result, Gold Fields’ management may be limited in its ability to consider strategic options and Gold Fields’ shareholders may not be able to realize the premium over the current trading price of Gold Fields’ ordinary shares which they might otherwise receive upon such an acquisition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Exchange Controls.”

Gold Fields’ operations and financial condition may be adversely affected by labor disputes or changes in South African, Ghanaian or Australian labor laws.

As of June 30, 2003, approximately 77% of Gold Fields’ employees belonged to unions. Accordingly, Gold Fields is at risk of having its production stopped for indefinite periods due to strikes called by unions and other labor disputes. In South Africa, in addition to strikes, on occasion Gold Fields experiences work stoppages based on national trade union “stay away” days regardless of the state of its relations with its workforce. Significant labor disruptions at any of Gold Fields’ operations could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ production may also be materially affected by relatively new labor laws. Since 1995, South African laws relating to labor have changed significantly in ways that affect Gold Fields’ operations. In particular, laws enacted since then that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies, could result in significant costs to Gold Fields. There may continue to be significant and adverse changes in labor law in South Africa over the next several years.

Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. Any expansion of these provisions or new labor legislation which increases labor costs in Ghana could have a material adverse effect on Gold Fields’ mining operations in Ghana and, accordingly, on Gold Fields’ business, operating results and financial condition.

The Labour Relations Reform Act of Western Australia was passed by Parliament in July 2002. This law reduces the availability of state workplace agreements and is designed to promote collective bargaining and union access to the workplace. This law could strengthen the role of unions in Western Australia’s mining industry, which could have a material adverse effect on labor costs at Gold Fields’ mining operations in Australia and, accordingly, on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees — Employees — Labor Relations — Australia.”

Gold Fields may suffer adverse consequences as a result of its reliance on outside contractors to conduct its operations in Ghana and Australia.

A significant portion of Gold Fields’ operations in Ghana and Australia are currently conducted by outside contractors. As a result, Gold Fields’ operations at those sites are subject to a number of risks, some of which are outside Gold Fields’ control, including:

•	negotiating agreements with contractors on acceptable terms;

•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

•	reduced control over those aspects of operations which are the responsibility of the contractor;

•	failure of a contractor to perform under its agreement with Gold Fields;

•	interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Directors, Senior Management and Employees — Labor Relations — Ghana” and “ — Australia.”

Gold Fields’ South African operations may be adversely affected by increased labor costs at its mining operations in South Africa.

Wages and related labor costs account for approximately 50% of Gold Fields’ total production costs. Accordingly, Gold Fields’ costs may be materially affected by increases in wages and related labor costs, particularly with respect to Gold Fields’ South African employees, who are highly unionized. Recent negotiations with South African unions have resulted in agreements on above-inflation wage increases required to be implemented through July 2005. If Gold Fields is unable to increase production levels or implement cost cutting measures to offset these increased wages and labor costs, these costs could have a material adverse effect on Gold Fields’ mining operations in South Africa and, accordingly, on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees — Employees — Labor Relations — South Africa.”

Gold Fields may suffer adverse consequences in connection with its transfer to owner mining at Tarkwa.

As part of a project undertaken by Gold Fields to expand operations at the Tarkwa mine in Ghana, or the Tarkwa Expansion Project, Gold Fields plans to shift operations at the mine from contractor mining to owner mining. Implementation of the project will involve renegotiating the terms of employment of certain employees at the mine, including negotiating the employment of a portion of the employees currently provided by the contractor. The transition to owner mining could result in increased costs or disruption of operations both during and following this transition, which could have a negative effect on Gold Fields’ operations in Ghana and therefore on its business, operating results and financial condition. See “Directors, Senior Management and Employees — Labor Relations — Ghana.”

HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.

The incidence of HIV/AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Gold Fields’ current estimate of the potential impact of HIV/AIDS on its operations and financial condition is based on a variety of existing data and certain assumptions, including the incidence of HIV infection among its employees, the progressive impact of HIV/AIDS on infected employees’ health, and the medical and other costs associated with the disease, most of which involve factors beyond Gold Fields’ control. Should Gold Fields’ actual experience significantly differ from the assumptions on which its current estimate is based, the actual impact of HIV/AIDS on its business, operating results and financial condition could be significantly worse than Gold Fields expects. See “Directors, Senior Management and Employees — Employees — Health and Safety — AIDS Program.”

Gold Fields’ operations in South Africa are subject to environmental regulations which could impose significant costs and burdens.

Gold Fields’ South African operations are subject to various environmental laws and regulations including, for example, those relating to waste treatment, emissions and disposal, and must comply with permits or standards governing, among other things, tailings dams and waste disposal areas, water consumption, air emissions and water discharges. Gold Fields may, in the future, incur significant costs to comply with the South African environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Also, Gold Fields may be subject to litigation and other costs as a result of environmental rights granted to individuals under South Africa’s Constitution or other sources of rights. These costs could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. In addition, during the operational life of their mines, they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund, with amounts approved by the authorities. As of September 30, 2003, Gold Fields had contributed a total of approximately Rand 320.0 million, including accrued interest, to the fund. Changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may materially and adversely affect Gold Fields’ future environmental expenditures or the level and timing of Gold Fields’ provisioning for these expenditures. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Environmental.”

Gold Fields’ operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens.

The present Mine Health and Safety Act 1996, or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, the Mine Health and Safety Act imposes various duties on Gold Fields at its mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. Exercising her authority under the Mine Health and Safety Act, the Minister of Minerals and Energy stopped production at Beatrix Shaft Nos. 1 and 2 for 10 days in May 2001 and required Gold Fields to implement various safety measures at the mine, following a methane gas explosion in which 13 people lost their lives and which was the second such explosion since May 2000. In the event of any future accidents at Gold Fields’ mines, regulatory authorities could take similar steps.

The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs compensation for medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. An amendment to the Occupational Diseases Act came into effect on January 22, 2003, pursuant to which the owner of a mine is required to pay compensation for an indefinite period of time for certain medical costs related to the treatment of occupational illnesses of persons currently employed or persons employed at the time of the onset of the illness. The Mines and Works Compensation Fund that South African mining companies, including Gold Fields, contribute to in order to fund payments due pursuant to the Occupational Diseases Act is presently under funded and levies may need to be reviewed to address this shortfall. Gold Fields may experience increased costs at its mining operations in South Africa a result of its obligation to pay medical compensation pursuant to the Occupational Diseases Act, which could have an adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Health and Safety.”

Gold Fields’ mineral rights in South Africa will become subject to new legislation which could impose significant costs and burdens.

The New Minerals Act. On October 3, 2002, the Mineral and Petroleum Resources Development Act 2002, or the New Minerals Act, was signed by the President of South Africa. Provisions of the New Minerals Act will come into operation on those dates specified by the President. The President may stipulate different dates for the different provisions of the New Minerals Act. It is uncertain when the President will exercise these powers. Until such time as the President exercises these powers, the existing regulatory regime will remain in place. Gold Fields currently owns substantially all of the mineral rights under the existing regime for the properties for which it has mining authorizations.

Among other things, the New Minerals Act: (1) vests the right to prospect and mine in the state without the automatic payment of compensation, (2) makes provision for a transitional period for the phasing out of privately held mineral rights, prospecting permits and mining authorizations held under the old regime and (3) requires that new applications be made in respect of those rights and new rights to be granted pursuant to the New Minerals Act. Consistent with international practice, the New Minerals Act provides that a mining or prospecting right granted under the New Minerals Act could be cancelled if the mineral to which the right relates is not mined at an “optimal rate.” There is no guarantee that Gold Fields could successfully apply for any or all of its existing mining rights under the New Minerals Act or that the terms on which they would be granted would not be significantly less favorable to Gold Fields. The requirements of the New Minerals Act could have a material adverse effect on Gold Fields’ mining and exploration activities in South Africa and, as a result, Gold Fields’ business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Mineral Rights — The New Minerals Act.”

The Mining Titles Registration Amendment Act, or the Mining Titles Act, was signed by the President on November 26, 2003. The Mining Titles Act provides for the registration of rights granted under the New Minerals Act and will come into effect in the same manner as the New Minerals Act. The Mining Titles Act will repeal certain sections of the current legislation dealing with the registration of mineral rights, subject to the transitional provisions of the New Minerals Act. The status of registration of transactions involving mineral rights held under the existing regime during the transition to the new regime will remain somewhat uncertain, however, until the provisions regarding transition are finalized, and there is no guarantee that Gold Fields could successfully register any or all of its mineral rights held under the existing regime that become subject to transactions during the New Mineral Act’s transitional period. Failure to successfully register any mineral rights during this period could have an adverse impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition.

The New Minerals Act contains a provision requiring the Minister of Minerals and Energy, or the Minister, within six months of the relevant provision becoming operational, to develop a broad-based socio-economic empowerment charter for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. The South African Government appointed a task team which included representatives from mining companies, including Gold Fields, to develop a charter. On October 11, 2002, the Minister and representatives of certain mining companies and the National Union of Mineworkers signed a charter that reflects the consultation process called for by the New Minerals Act.

The charter’s stated objectives are to:

•	promote equitable access to South Africa’s mineral resources for all the people of South Africa;

•	substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa’s mineral resources;

•	utilize the existing skills base for the empowerment of HDSAs;

•	expand the skills base of HDSAs in order to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and areas supplying mining labor; and

•	promote beneficiation of South Africa’s mineral commodities beyond mining and processing, including the production of consumer products.

To achieve these objectives, the charter requires that mining companies achieve a 15% HDSA ownership of mining assets within 5 years and a 26% HDSA ownership of mining assets within 10 years by each mining company. Under the charter, the mining industry as a whole agrees to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first 5 years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk. In addition, the charter requires, among other things, that mining companies spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within 5 years. When considering applications for the conversion of existing licenses, the government will take a “scorecard” approach, evaluating the commitments of stakeholders to the different facets of promoting the objectives of the charter. See “Business — Regulatory and Environmental Matters — South Africa — Mineral Rights — The New Mineral Act.”

In order to comply with the terms of the charter, Gold Fields would be required to adjust the ownership structure of its South African mining assets and the composition of its management team. On November 26, 2003, Gold Fields and Mvelaphanda Resources Limited, or Mvela Resources, issued a detailed joint cautionary announcement to shareholders, describing the terms of an agreement in principle for a broad-based black empowerment consortium, led by Mvela Resources, to acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields for consideration of Rand 4.139 billion to be paid on completion of the transaction. An initial joint cautionary announcement regarding the proposed transaction was released on June 10, 2003. The acquisition relates to Gold Fields’ current South African gold mining assets, which include the Driefontein, Kloof and Beatrix mines and ancillary assets and operations. See “Information on the

Company — Recent Developments”. The transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within 5 years of the charter coming into effect. There is no guarantee, however, that the Mvela Resources transaction will be completed and, if completed, that it will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’ South African mining assets could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the charter, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first 5 years of the charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take would ensure that it could successfully apply for conversion of any or all of its existing mining rights or for the grant of new mining rights or that the terms of any conversion or grant would not be significantly less favorable to Gold Fields than the terms of its current rights.

The Royalty Bill. On March 20, 2003 the draft Mineral and Petroleum Royalty Bill, or the Royalty Bill, was released for public comment. The South African National Treasury subsequently missed an August 1, 2003 deadline for submitting a revised draft to the South African Parliament and, as a result, the Royalty Bill is not expected to be presented to the South African Parliament during 2003.

The Royalty Bill proposes to impose a 3% revenue based royalty on the South African gold mining sector payable to the South African government. Under the terms of the Royalty Bill released for comment, the royalty is to take effect when companies convert to new order mining rights in accordance with the New Minerals Act, although the Minister has indicated that the royalty is not expected to take effect until the transitional period for the conversion of mining rights under the New Minerals Act expires. If adopted, the Royalty Bill could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Mineral Rights — The Royalty Bill.”

Gold Fields’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

Gold Fields’ privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. Gold Fields has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on Gold Fields’ right to the properties to which the claims relate and, as a result, on Gold Fields’ business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Land Claims.”

The Restitution of Land Rights Amendment Bill, or the Amendment Bill, was published on August 16, 2003. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. As proposed, the Amendment Bill would entitle the Land Minister to acquire ownership of land for the purpose of restitution or for the benefit of claimants who do not qualify for restitution under the Land Claims Act without a court order and without obtaining the agreement of the affected parties. The state would be required to pay just and equitable compensation to the owner of land thus acquired. If the Amendment Bill becomes effective, there is no guarantee that any of Gold Fields’ privately held land rights could not become subject to acquisition by the state without Gold Fields’ agreement, or that Gold Fields would be adequately compensated for the loss of its land rights, which could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Land Claims.”

Gold Fields’ operations in Ghana are subject to environmental regulations which could impose significant costs and burdens.

Gold Fields’ Ghana operation is subject to extensive environmental laws and regulations. The Ghanaian environmental protection laws require, among other things, that Gold Fields register with the Ghanaian environmental authorities, and obtain environmental permits and certificates for the Ghana operation.

Ghanaian mining companies are required by law to rehabilitate land disturbed as a result of their mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. Gold Fields funds these environmental rehabilitation costs in part by posting a reclamation bond to secure estimated costs of rehabilitation. Changes in the required method of calculation for these bonds or an unforeseen circumstance which produces unexpected costs may materially and adversely affect Gold Fields’ future environmental expenditures. See “Information on the Company — Regulatory and Environmental Matters — Ghana — Environmental.”

Gold Fields’ operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.

The Ghanaian health and safety regulations impose statutory duties on an owner of a mine to, among other things, take steps to ensure that the mine is managed and worked in a manner which provides for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken to ensure the safety and health of the mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the relevant authorities for securing the health and safety of persons working in or connected with the mine. A violation of the health and safety regulations or a failure to comply with the reasonable instructions of the relevant authorities could lead to, among other things, a temporary shut down of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and, in the case of a violation of the regulations relating to health and safety, constitutes an offense under Ghanaian law. If Ghanaian health and safety authorities require Gold Fields to shut down all or a portion of its mines or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — Ghana — Health and Safety.”

Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. In Ghana, statutory workers’ compensation is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation arrangements may not be adequate to meet the costs which may arise upon any future health and safety claims.

On September 12, 2003, the National Health Insurance Act, 2003 (Act 650) came into effect. The act requires every person resident in Ghana to belong to either a public or private health insurance scheme. To fund the National Health Insurance Fund, the act imposes a levy of 2.5% on goods and services produced or provided in, or imported into, Ghana. The provisions of the act relating to the levy require further legislation to be passed to bring it into effect. Once effective, the levy could have an adverse impact on Gold Fields’ Ghanaian operations and thus an adverse effect on its business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — Ghana — Health and Safety.”

Gold Fields’ mineral rights in Ghana are subject to regulations which could impose significant costs and burdens.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. Gold Fields’ mining leases for the Tarkwa property have not yet been ratified by the Ghanaian parliament, as required by law. To the extent that failure to ratify these leases adversely affects their validity, there may be a material adverse effect on Gold

Fields’ business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — Ghana — Mineral Rights.”

Gold Fields’ operations in Australia are subject to environmental regulations which could impose significant costs and burdens.

Gold Fields’ Australian operations are subject to various laws and regulations relating to the protection of the environment, which are similar in scope to those of South Africa and Ghana. Gold Fields may, in the future, incur significant costs to comply with the Australian environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. These costs may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operation. Gold Fields makes provisions in its accounts for the estimated cost of environmental rehabilitation for its Australian mining properties. Gold Fields guarantees its environmental obligations by providing the Western Australian Government with unconditional bank - guaranteed performance bonds to secure the estimated costs. These bonds do not cover remediation for events that were unforeseen at the time the bond was taken. Changes in the required method of calculation for these bond amounts or an unforeseen circumstance which produces unexpected costs may materially and adversely affect future environmental expenditures. See “Information on the Company — Regulatory and Environmental Matters — Australia — Environmental.”

Gold Fields’ operations in Australia are subject to health and safety regulations which could impose significant costs and burdens.

Western Australian health and safety laws impose a duty on a mine owner to provide and maintain a working environment which is safe for mine workers. The regulations prescribe specific measures to be taken and provide for inspectors to review the work site for hazards and violations of the health and safety laws. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — Australia — Health and Safety.”

Gold Fields’ tenements in Australia are subject to native title claims and Aboriginal heritage sites which could impose significant costs and burdens.

Certain of Gold Fields’ tenements are subject to native title claims, and there are Aboriginal heritage sites located on certain of Gold Fields’ tenements. Native title and Aboriginal legislation protects the rights of Aboriginals in relation to the land in certain circumstances. Other tenements may become subject to native title claims if Gold Fields seeks to expand or otherwise change its interest in rights to those tenements. Native title claims could require costly negotiations with the claimants or could affect Gold Fields’ access to or use of its tenements, and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Aboriginal heritage sites relate to distinct areas of land which have either ongoing ethnographic or archaeological or historic significance. Aboriginal heritage sites have been identified with respect to portions of some of Gold Fields Australian mining tenements. Additional Aboriginal heritage sites may be identified on the same or additional tenements. Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of, or new laws regarding, native title and Aboriginal heritage, which may result in a material adverse effect on Gold Fields’ business, operating results and financial conditions. See “Information on the Company — Regulatory and Environmental Matters — Australia — Land Claims.”

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.

Gold Fields is incorporated in South Africa. The majority of Gold Fields’ directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Gold Fields are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Gold Fields a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgment has not lapsed;

•	the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

•	the judgment was not obtained by fraudulent means;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act 99 of 1978, as amended, of the Republic of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Gold Fields is the defendant in a lawsuit filed in the United States alleging human rights violations during the apartheid era which could impose significant costs and burdens.

On May 6, 2003, a lawsuit was filed by Zalumi Singleton Mtwesi against Gold Fields in the State of New York. Mr. Mtwesi alleges that during the apartheid era in South Africa he was subjected to human rights violations while employed by Kloof Gold Mining Company Limited, which at the time was a subsidiary of Gold Fields of South Africa Limited, or GFSA. With effect from January 1, 1998, substantially all of the gold mining assets and interests previously held by GFSA were acquired by a company that is now a subsidiary of Gold Fields. See “Information on the Company — History.” Mr. Mtwesi filed the lawsuit on behalf of himself and as representative of all other victims and all other persons similarly situated. Mr. Mtwesi and the plaintiffs’ class have demanded an order certifying the plaintiffs’ class and compensatory damages from Gold Fields in the amount of $7 billion. A complaint has not been served on Gold Fields. Should the lawsuit proceed, defending it may be costly and time consuming and there can be no assurance that Gold Fields will be successful. If Gold Fields is unsuccessful in defending the lawsuit considerable compensatory damages or other penalties may be imposed on Gold Fields which may have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company — Legal Proceedings.”

Because the principal trading market for Gold Fields’ ordinary shares is the JSE Securities Exchange South Africa, investors face liquidity risk in the market for Gold Fields’ ordinary shares.

The principal trading market for Gold Fields’ ordinary shares is the JSE Securities Exchange South Africa, or the JSE. Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Gold Fields’ ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See “The Offer and Listing — The JSE Securities Exchange South Africa.”

Gold Fields may not pay dividends or make similar payments to its shareholders in the future.

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the South African Companies Act and Gold Fields’ Articles of Association. Cash dividends or other similar payments may not be paid in the future.

Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Gold Fields’ ordinary shares have historically been paid in Rand. The U.S. dollar or other currency equivalent of any dividends or distributions with respect to Gold Fields’ ordinary shares will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. In the future, it is possible that there will be changes in South African exchange control regulations, such that dividends paid out of trading profits will no longer be freely transferable outside South Africa to shareholders who are not residents of the Common Monetary Area. See “Additional Information — South African Exchange Control Limitations Affecting Security Holders.”

Gold Fields’ ordinary shares are subject to dilution upon the exercise of Gold Fields’ outstanding options.

As of September 30, 2003, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 473,645,481 ordinary shares were issued and outstanding. Gold Fields has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 25,071,013 ordinary shares. Gold Fields had outstanding as of September 30, 2003 options to purchase a total of 10,028,469 ordinary shares at exercise prices of between Rand 13.55 and Rand 154.65. Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises of these options and any additional options granted under the plans. See “Directors, Senior Management and Employees — The GF Management Incentive Scheme” and “Directors, Senior Management and Employees — The GF Non-Executive Director Share Plan.”

Item 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting, and also has strategic interests in platinum group metals exploration. Gold Fields is currently the third largest gold producer in South Africa and one of the largest gold producers in the world on the basis of annual production.

Gold Fields’ mining operations are located primarily in South Africa. It also owns the St. Ives and Agnew gold mining operations in Australia and has a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Australasia, China, Europe, North America and South America. Gold Fields owns 100% of the Arctic Platinum Partnership, or APP, in northern Finland, which is evaluating the economic potential of deposits of open pittable and underground platinum group metal mineralization. APP was formerly a joint venture with Outokumpu Oyj, or Outokumpu. On September 11, 2003, Gold Fields acquired Outokumpu’s 49% stake in APP.

Gold Fields’ operations include:

•	Driefontein Operation. This operation consists of eight shaft systems and three gold plants in South Africa’s Gauteng Province near Carletonville. Driefontein produced 1.238 million ounces of gold during the year ended June 30, 2003, accounting for approximately 27% of total gold production for Gold Fields in fiscal 2003. The operation employed approximately 18,300 people as of June 30, 2003. The Driefontein operation includes both underground mining and surface rock dump processing.

•	Kloof Operation. This operation consists of five shaft systems and three gold plants in South Africa’s Gauteng Province near Carletonville. Kloof produced 1.140 million ounces of gold during the year ended June 30, 2003, accounting for approximately 25% of total gold production for Gold Fields in fiscal 2003. The operation employed approximately 19,000 people as of June 30, 2003. The Kloof operation includes both underground mining and some surface rock dump processing.

•	Beatrix Operation. This operation, formerly known as the Free State Operation, was renamed Beatrix following the sale of the St. Helena gold mining operation to ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited, or Freegold, on October 30, 2002. The operation consists of four shaft systems and two gold plants in South Africa’s Free State Province near Welkom and Virginia. The Beatrix operation produced 0.659 million ounces of gold during the year ended June 30, 2003, accounting for approximately 15% of total gold production for Gold Fields in fiscal 2003. The operation employed approximately 12,600 people as of June 30, 2003. The Beatrix operation consists of both underground mining and some limited surface rock dump processing.

•	Ghana Operation. This operation consists of: (1) the Tarkwa mine, which comprises several open pit operations with two heap leach recovery facilities and (2) the Damang mine, which Gold Fields acquired in January 2002 and which comprises an open pit operation. Both mines are located in southwestern Ghana, about 300 and 360 kilometers by road west of Accra, respectively. During the year ended June 30, 2003, the Ghana operation produced 0.839 million ounces of gold (of which 0.596 million ounces of gold were attributable to Gold Fields and the remainder to minority shareholders in the Ghana operation), accounting for approximately 18% of total gold production for Gold Fields in fiscal 2003. The operation had approximately 2,400 employees as of June 30, 2003, including those working for the outside contractor at the sites.

•	Australia Operation. Gold Fields purchased the St. Ives and Agnew gold mining operations from WMC Limited and WMC Resources Ltd (collectively, WMC) in November 2001. Both mines are located in the state of Western Australia, with St. Ives situated near Kambalda, straddling Lake Lefroy, and Agnew situated near Leinster. These two mines together produced 0.657 million ounces of gold, accounting for approximately 15% of total gold production for Gold Fields in fiscal 2003. St. Ives and Agnew had approximately 1,200 employees as of June 30, 2003, including those working for outside contractors at the sites. St. Ives and Agnew conduct both underground and surface operations. Prior to their acquisition by Gold Fields, St. Ives and Agnew were owned by WMC, which has a financial year-end of December 31.

Based on the figures reported by Gold Fields’ mining operations, as of June 30, 2003 Gold Fields had attributable proven and probable reserves of approximately 81.544 million ounces of gold. In the year ended June 30, 2003, Gold Fields processed 42.988 million tonnes of ore and produced 4.577 million ounces of gold, of which 4.334 million ounces were attributable to Gold Fields.

History

The company that is today Gold Fields was originally incorporated as East Driefontein Gold Mining Company Limited on May 3, 1968, and subsequently changed its name to Driefontein Consolidated Limited. The Gold Fields group holdings evolved through a series of transactions, principally in 1998 and 1999.

With effect from January 1, 1998, a company formed on November 21, 1997, and referred to in this discussion as Original Gold Fields, acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited and New Wits Limited and certain other shareholders in the companies owning the assets and interests including:

•	a 100% interest in Beatrix Mines Limited, or Beatrix, which in turn owned a 100% interest in Beatrix Mining Company Limited, or BMC. BMC owned the Beatrix mine;

•	a 37.3% interest in Driefontein Consolidated Limited, which owned the Driefontein operation;

•	a 100% interest in Kloof Gold Mining Company Limited, or Kloof, which owned the Kloof operation;

•	a 54.2% interest in St. Helena Gold Mines Limited, or St. Helena, which owned the St. Helena and Oryx mines;

•	a 100% interest in Gold Fields Guernsey Limited, or Gold Fields Guernsey, which indirectly owned a 70% interest in the Ghana operation (which was later increased to 71.1% due to the dilution of the other shareholders);

•	a 100% interest in Orogen Holding (BVI) Limited, or Orogen; and

•	various exploration and other rights and assets.

The Driefontein, Kloof and Tarkwa interests were acquired from Gold Fields of South Africa Limited, while the Beatrix and St. Helena interests were acquired from Gencor Limited. New Wits Limited provided various mineral rights.

With legal effect from January 1, 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFL Mining Services Limited) in a merger. For accounting purposes, Original Gold Fields was fully consolidated with effect from June 1, 1999. Although for legal purposes Driefontein Consolidated Limited acquired Original Gold Fields, for accounting purposes Original Gold Fields was considered the acquiror because Original Gold Fields’ shareholders obtained the larger interest in the enlarged company. Driefontein Consolidated Limited was renamed Gold Fields Limited on May 10, 1999, following the merger. For accounting purposes, the merger was treated as if it occurred on June 1, 1999.

In order to achieve greater operational and administrative efficiency within the Gold Fields group following the merger, the Gold Fields group structure was reorganized with effect from July 1, 1999 as follows:

•	GFL Mining Services Limited transferred its interests in Beatrix, St. Helena, Oryx and Kloof to Gold Fields; and

•	Gold Fields transferred the Driefontein mine as a going concern to a shelf company named Driefontein Consolidated (Proprietary) Limited, a wholly-owned subsidiary of Gold Fields.

With effect from July 1, 1999, Gold Fields also acquired the remaining 45.8% interest in St. Helena from St. Helena’s minority shareholders. Subsequent to this acquisition, St. Helena acquired the Beatrix mine from BMC.

On November 30, 2001, Gold Fields acquired the St. Ives and Agnew gold mining operations from WMC.

On January 23, 2002, Gold Fields acquired a 71.1% interest in Abosso Goldfields Limited, or Abosso.

On October 30, 2002, Gold Fields sold the St. Helena gold mining operation to Freegold for gross consideration of Rand 120.0 million and a monthly 1% royalty payment to Gold Fields on the net revenues from gold sales from the St. Helena mine for a period of four years after closing. Subsequent to the sale, St. Helena was renamed Beatrix Mining Ventures Limited and the Free State Operation was renamed the Beatrix Operation.

Gold Fields is a public company incorporated in South Africa, with a registered office located at 24 St. Andrews Road, Parktown 2193, South Africa, telephone number 011-27-11-644-2400.

Organizational Structure

Gold Fields is a holding company with its ownership interests organized as set forth below.

Group Structure(1)

Group Structure [1]

Gold Fields Limited
Other subsidiaries and investments
Beatrix Mining Ventures Ltd. (South Africa)
Driefontein Consolidated (Pty) Ltd. (South Africa)
Kloof Gold Mining Co Ltd. (South Africa)
GFL Mining Services Ltd. (South Africa)
Beatrix Operation
Driefontein Operation
Kloof Operation
Orogen Holding (BVI) Ltd. (British Virgin Islands)
Other subsidiaries and investments
Various exploration subsidiaries
Gold Fields Exploration B.V. (Netherlands)
Gold Fields Australasia Limited (Isle of Man)
Gold Fields Finland O.Y. (Finland)
Arctic Platinum Partnership
Other subsidiary and investments
Gold Fields Australia Pty Limited (Australia)
Australia Operation
St. Ives Gold Mining Company Pty Limited (Australia)
Agnew Gold Mining Company Pty Limited (Australia)
Gold Fields Guernsey Limited (Isle of Guernsey)
Other subsidiaries and investments
St. Ives Mine
Agnew Mine
Gold Fields Ghana Holdings Limited (Isle of Guernsey)
Ghana Operation
71.1%
71.1%
Gold Fields Ghana Limited (Ghana)
Abosso Goldfields Limited (Ghana)
Tarkwa Mine
Damang Mine

Note:

(1)	Unless otherwise stated, all subsidiaries are, directly or indirectly, wholly owned by Gold Fields Limited.

•	South Africa: Gold Fields’ interests in the Driefontein, Kloof and Beatrix operations are held through individual subsidiaries, each of which owns a 100% interest in the mining operations and assets at a particular operation. On November 26, 2003, Gold Fields and Mvelaphanda Resources Limited, or Mvela Resources, issued a detailed joint cautionary announcement describing the terms of an agreement in principle for a broad-based black empowerment consortium, led by Mvela Resources, to acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields for consideration of Rand 4.139 billion to be paid on completion of the transaction. See “ — Recent Developments.”

•	Ghana: Gold Fields’ interests in the Tarkwa and Damang mines, which comprise the Ghana operation, are held through its 71.1% owned subsidiaries, Gold Fields Ghana Limited and Abosso, respectively. The remaining interests in Gold Fields Ghana Limited and Abosso are indirectly held by Iamgold Corporation, or Iamgold, which acquired an 18.9% beneficial interest previously held by Repadre Capital Corporation following a merger between the two companies on January 8, 2003, and the government of Ghana, which holds a 10.0% interest.

•	Australia: Gold Fields’ interests in the St. Ives and Agnew mines are held through two wholly-owned Australian subsidiaries, St. Ives Gold Mining Company Pty Limited and Agnew Gold Mining Company Pty Limited, which, in turn, are wholly owned through intermediaries by Orogen.

•	Exploration Assets: Gold Fields’ exploration assets are generally held by project companies in the jurisdiction where the exploration assets are located, which are, in turn, held through either Orogen or Gold Fields Guernsey. Orogen holds APP through intermediaries.

Strategy

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. The gold industry has historically been highly fragmented and a trend has been underway to consolidate the industry to make it more competitive and efficient. Gold Fields supports and is participating in this consolidation, as shown by its acquisitions of assets in Australia and Ghana.

Gold Fields also intends to enter the platinum group metals, or PGM, business, and to this end has acquired a PGM deposit in Finland. The full mineral and economic potential of this deposit continued to be evaluated during fiscal 2003.

Global Context

Gold Fields’ strategy was developed in the context of a global market characterized by an extended period of low gold prices, reduced global expenditure on gold exploration and increasing industry consolidation. This strategy has evolved over time, but despite the recent increase in the price of gold, Gold Fields has maintained a strategy of general caution with respect to financial commitments while maintaining full exposure to the effects of the gold price.

Generally, Gold Fields’ strategy consists of the following key elements:

•	Improving returns through the optimization of existing assets and diversification. Specifically, this implies the reduction of costs and growing assets through inward investment while growing Gold Fields by diversifying geographical, technical and product risk by acquiring and developing additional long-life assets;

•	Developing the people of Gold Fields. Gold Fields believes that it has two primary assets — ore reserves and people — and Gold Fields has implemented education and training programs for employees at all levels;

•	Earning and maintaining what Gold Fields calls its “license to operate” in those countries and regions in which it operates. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located and the ability to deal with issues related to sustainable development;

•	Developing the gold market for the benefit of Gold Fields’ product and its shareholders. The fact that Gold Fields is essentially unhedged underlines its commitment to gold. Gold Fields fully supports the World Gold Council, or the WGC. Christopher M.T. Thompson, a director and chairman of Gold Fields, became chairman of the WGC in 2002.

Improved Profitability and Increased Reserves

Improved profitability and increased reserves at existing underground operations in South Africa and operations elsewhere can be achieved by reducing costs and thereby reducing cut-off grades. Management believes that significant opportunity exists to do this, specifically through:

•	investing in cost reduction through replacement of older equipment with modern and more efficient equipment;

•	improved incentive compensation systems that more effectively link reward to key outputs; and

•	better use of new technologies in the form of new mining methods, the use of drill rigs and jigs, improved ventilation usage and research into new underground mining techniques.

Acquisitions and Exploration

Gold Fields is one of the largest producers of gold in the world based on annual gold production. Gold Fields’ corporate development mandate is to grow as a world leader in developing and operating precious metal mines and to make investments that generate positive returns. Gold Fields is sensitive to the fact that industry pressure for consolidation and the competition for acquisitions are pushing asset prices to high levels that threaten returns. Gold Fields believes its acquisitions of St. Ives and Agnew in Australia, the Teberebie property in Ghana and the Damang mine in Ghana offer excellent prospects of good investment returns and growth due to the exploration potential offered at the sites and, with respect to the Ghana operation, the synergies offered with respect to Gold Fields’ existing operations. Accordingly, these acquisitions provide examples of what is possible despite the limitations that constrain Gold Fields’ ambitions.

For acquisitions of gold assets or companies outside South Africa, Gold Fields is at somewhat of a disadvantage to certain of its competitors outside South Africa but also has offsetting strengths. First, South African exchange control regulations limit the amount of Gold Fields’ cash flows that can be invested abroad and limit Gold Fields’ ability to provide guarantees or borrow outside South Africa without express approval from the SARB. Although these restrictions were relaxed in February 2003 when the SARB allowed South African companies, upon approval by the SARB, to invest up to Rand 2.0 billion per project anywhere in Africa, which could benefit Gold Fields to the extent that investments made in Ghana may be funded from South Africa, Gold Fields nonetheless remains at a disadvantage to its non-South African competitors. Second, shares of North American and, to a lesser extent, Australian gold companies historically have traded at premiums relative to shares of South African gold companies, thereby making it difficult to make non-dilutive acquisitions through equity issuances, although these premiums have reduced recently. On the other hand, Gold Fields has a strong balance sheet and low debt-to-equity ratio that diminishes the equity pricing disadvantage, and also has a skilled and effective corporate evaluation and acquisition team.

Gold Fields maintains an active global exploration effort for gold and PGMs through exploration offices worldwide and an exploration team that management believes is well focused, cost efficient and skilled. Generally, Gold Fields budgets to spend up to $10 per ounce of gold it produces on exploration, provided the opportunities offered warrant such expenditure. Exploration efforts are carefully selected with strict economic criteria in mind.

Hedging

Generally, Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold Fields believes that investors in Gold Fields’ shares seek an unlimited exposure to movements in the gold price and the resulting effect on Gold Fields’ earnings.

However, hedges are sometimes undertaken on a project specific basis as follows:

•	to protect cash flows at times of significant expenditure;

•	for specific debt servicing requirements; and

•	to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Reserves of Gold Fields as of June 30, 2003

Methodology

While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, of reserves and that of the SEC’s industry guide number 7, only reserves at each of Gold Fields’ operations as of June 30, 2003 which qualify as proven and probable reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “ — Glossary of Mining Terms.” In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution and recovery factors.

Gold Fields reports reserves using cut-off grades at which an orebody can be mined without profit or loss calculated using an appropriate gold price and working costs, plus modifying factors. Modifying factors used to calculate the cut-off grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “ — Description of Mining Business — Productivity Initiatives.”

The estimation of reserves at the South African underground operations is based on surface drilling, underground drilling and underground channel sampling. The reefs are initially explored by drilling from the surface on regular 1,000 meter by 2,000 meter grids. Once underground access is available, drilling is undertaken on an approximate 30 meter by 60 meter grid. Underground channel sampling perpendicular to the reef is undertaken at 3 meter intervals in development areas and 5 meter intervals at stope faces. For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100 or 200 meter grid of diamond drilling and a 12.5 meter to 25.0 meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20 meter to 80 meter grid of both diamond drilling and reverse circulation drilling.

At the Australian operations the estimation of reserves for both underground and open-pit operations is based on exploration, sampling and testing information gathered through appropriate techniques, primarily from drill holes and mine development. The locations of sample points are spaced closely enough to assume or confirm geological and grade continuity. Generally, drilling is undertaken on grids which range between 20 meters by 20 meters to 40 meters by 40 meters, although this may vary depending on the continuity of the orebody. Due to the variety and diversity of resources at St. Ives and Agnew, sample spacing may also vary depending on each particular ore type.

Reserve Statement

As of June 30, 2003, Gold Fields had aggregate attributable proven and probable reserves of approximately 81.5 million ounces as set forth in the following table:

Ore Reserve statement as of June 30, 2003(1)

										Attributable gold
	Proven reserves			Probable reserves			Total reserves			production in the year
										ended June
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	30, 2003(2)

	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Underground
Driefontein (total)	25.4	8.2	6,684	69.9	8.9	19,926	95.3	8.7	26,610	1,057
Above infrastructure(3)	25.4	8.2	6,684	30.7	9.0	8,860	56.1	8.6	15,544
Below infrastructure(3)	—	—	—	39.2	8.8	11,066	39.2	8.8	11,066
Kloof (total)	31.8	9.0	9,239	66.1	10.1	21,548	97.9	9.8	30,787	1,113
Above infrastructure(3)	31.8	9.0	9,239	26.2	7.5	6,343	58.0	8.4	15,582
Below infrastructure(3)	—	—	—	39.9	11.9	15,205	39.9	11.9	15,205
Beatrix (total)	19.9	5.7	3,623	53.7	4.9	8,466	73.6	5.1	12,089	640
Above infrastructure(3)	19.9	5.7	3,623	51.4	4.9	8,130	71.3	5.1	11,753
Below infrastructure(3)	—	—	—	2.3	4.6	336	2.3	4.6	336
Australia
St. Ives(4)	—	—	—	—	—	—	—	—	—	—
Agnew(4)	—	—	—	—	—	—	—	—	—	—
Total Underground	77.1	7.9	19,546	189.7	8.2	49,940	266.8	8.1	69,486	2,810
Surface (Rock Dumps)
Driefontein	—	—	—	13.5	1.1	492	13.5	1.1	492	181
Kloof	—	—	—	8.1	1.2	305	8.1	1.2	305	27
Beatrix	—	—	—	3.6	0.8	97	3.6	0.8	97	19
Surface (Production Stockpile)
Ghana
Tarkwa	3.7	0.7	82	—	—	—	3.7	0.7	82	—

										Attributable gold
	Proven reserves			Probable reserves			Total reserves			production in the year
										ended June
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	30, 2003(2)

	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Damang	6.5	1.4	288	—	—	—	6.5	1.4	288	—
Australia
St. Ives(4)	8.6	1.2	317	—	—	—	8.6	1.2	317	—
Agnew(4)	1.0	1.6	50	—	—	—	1.0	1.6	50	—
Surface (Open Pit)
Ghana
Tarkwa	117.9	1.4	5,202	43.4	1.2	1,704	161.3	1.3	6,905	384 (5)
Damang	3.6	1.7	193	2.2	2.5	173	5.8	2.0	366	213 (5)
Australia
St. Ives(4)	2.3	4.9	362	17.3	4.1	2,310	19.6	4.2	2,672	513 (5)
Agnew(4)	0.1	9.1	40	1.5	9.3	445	1.6	9.3	485	144 (5)
Total Surface	143.7	1.4	6,534	89.6	1.9	5,526	233.3	1.6	12,059	1,481
Total	220.8	3.7	26,080	279.3	6.2	55,466	500.1	5.1	81,544	4,291

Notes:

(1)	Quoted as mill delivered tonnes and run of mine grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 97%; (2) Kloof 97%; (3) Beatrix 97%; (4) Tarkwa 96% for milling, 67% for heap leach; (5) Damang 89-94%; (6) St. Ives 94% for milling, 62% for heap leach and (7) Agnew 94%. For Driefontein, Kloof and Beatrix, a gold price of Rand 95,000 per kilogram ($325 per ounce at an exchange rate of Rand 9.09 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa and Damang operations, ore reserve figures are based on an optimized pit at a gold price of $325 per ounce. For the Australian operations ore reserve figures are based on a gold price of A$580 per ounce ($325 per ounce at an exchange rate of A$$0.56 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits.

(2)	Actual gold produced after metallurgical recovery.

(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(4)	All operations at St. Ives and Agnew are considered surface operations for purposes of reporting reserve and production data.

(5)	Includes some processing of production stockpile material which cannot be separately measured.

The amount of mineralization which Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different from the gold price of $325 per ounce used to estimate Gold Fields’ attributable reserves of 81.544 million ounces of gold as of June 30, 2003 listed above, Gold Fields’ operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ reserves as of June 30, 2003 listed above, but applying different gold prices and excluding rock dumps for Gold Fields’ South African operations, the attributable reserves of Gold Fields’ operations would have been as follows:

	$ 300/oz	$ 350/oz	$ 375/oz

	(‘000 oz)	(‘000 oz)	(‘000 oz)
Driefontein	25,674	29,819	31,774
Kloof	27,847	33,548	39,213
Beatrix	7,385	14,865	17,005
Tarkwa	6,245	7,729	8,499
Damang	591	700	753
St. Ives(1)	2,771	3,140	3,250
Agnew(2)	535	535	535
Total	71,048	90,336	101,029

Notes:

(1)	St. Ives sensitivities are based on re-optimization of the mining plan which was primarily based upon a review of the current mine design, metallurgical facilities and schedules at the different gold prices.

(2)	Agnew reserves are based on two underground operations which are insensitive to changes in gold price because of hard boundaries between mineralization and waste.

The London afternoon fixing price on November 28, 2003 was $398 per ounce.

Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “ — Methodology.” Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold prices indicated, or at any other gold price, nor should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold price or what Gold Fields’ reserves will be at any time in the future. See “Key Information — Risk Factors — Gold Fields’ gold reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.”

Geology

The majority of Gold Fields’ gold production is derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. These properties include the Beatrix operation, the Driefontein operation and the Kloof operation. These mines are typical of the many Witwatersrand Basin operations which together have produced over 1.3 billion ounces of gold over a period of more than 100 years.

The Witwatersrand Basin comprises a 6,000 meter vertical thickness of sedimentary rocks, extending laterally for some 300 kilometers northeast to southwest by some 100 kilometers northwest to southeast, generally dipping at shallow angles towards the center of the basin. The basin outcrops at its northern extent near Johannesburg but to the west, south and east it is overlain by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Achaean in age, meaning the sedimentary rocks are of the order of 2.7 to 2.8 billion years old.

Gold mineralization occurs within laterally extensive quartz pebble conglomerate horizons called reefs which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralization structure, the gold fields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 2 meters in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or doleritic composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

The gold generally occurs in native form, often associated with pyrite and carbon. Pyrite and gold within the reefs display a variety of forms, some obviously indicative of detrital transport within the depositional system and others suggesting crystallization within the reef itself.

The most fundamental controls of gold distribution are the primary sedimentary features such as facies variation and channel directions. Consequently, the modelling of sedimentary features within the reefs and the correlation of payable grades with certain facies is key to in situ reserve estimation as well as effective operational mine planning and grade control.

For a discussion of the geological features present at the Tarkwa, Damang, St. Ives and Agnew mines, see the geology discussion contained in the description of each of those mines found below under “ — Gold Fields’ Mining Operations — Ghana Operation — Tarkwa,” “ — Gold Fields’ Mining Operations — Ghana Operation — Damang,” “ — Gold Fields’ Mining Operations — Australia Operation — St. Ives,” and “ — Gold Fields’ Mining Operations — Australia Operation — Agnew.”

Description of Mining Business

The discussion below provides a general overview of the mining business as it applies to Gold Fields.

Exploration

Exploration activities are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, exploration is extended and intensified in order to enable clearer definition of the orebody and the potential portions to be mined. Geological techniques are constantly refined to improve the economic viability of prospecting and mining activities.

Mining

Gold Fields currently mines only gold, with silver as a by-product. The mining process can be divided into two principal activities: (1) developing access to the orebody; and (2) extracting the orebody once accessed. These two processes apply to both surface and underground mines.

Underground Mining

Developing access to the orebody. For Gold Fields’ underground mines, access to orebodies is provided through vertical, inclined and declined shaft systems. If additional depth is required to fully exploit the reef, and it is economically feasible, then secondary (sub-vertical) or tertiary shafts are sunk from the underground levels. Horizontal development at various intervals of a shaft, known as levels, extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. South African mine layouts generally follow a linear, crisscross pattern, while Australian mines have more varied layouts and typically use a spiral-shaped decline layout to descend alongside the orebody.

Extracting the orebody. Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis and broken ore is scraped into and down gullies to ore passes where it is channelled to the crosscut below. The ore is then hauled by rail to shaft ore passes where it is tipped into loading stations for hoisting to surface. Mining methods employed at Gold Fields’ operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling. South African mining methods tend to be more labor intensive.

Open Pit Mining

Developing access to the orebody. In open pit mining, access to the ore is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with shovels into dump trucks and hauling the rock and/or soil to dumps.

Extracting the orebody. Extraction of the orebody in open pit mining involves the same activity as in stripping the overburden. The rock is drilled, and the drill cuttings are sampled to determine the grade of the rock at each blasting location. The rock is blasted and lines are established demarcating ore from waste material. The ore is hauled by dump truck to the crusher or stockpile, while the waste is hauled to waste rock dumps.

Rock Dump and Production Stockpile Mining

Gold Fields mines surface rock dumps and production stockpiles using mechanized earth moving equipment.

Mine Planning and Management

Operational and planning management on the mines receives support from corporate management and centralized support functions. The current philosophy is one of bottom-up management, with the non-financial operational objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ head office. This is based on the premise that the people on the ground have the best understanding of what is realistically achievable.

Gold Fields has a two-stage mine planning process. Each operation compiles a life of mine, or LoM, plan during the first half of each fiscal year and a detailed two year operational plan during the second half of each fiscal year, based on financial parameters issued to the operation by Gold Fields’ Operating Committee. See “Directors, Senior Management and Employees — Operating Committee.” The operational plan is presented to Gold Fields’ Board for approval at the end of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 50.0 million ($7.3 million) are submitted to the full Board for approval.

The South African operations have implemented an integrated electronic reserve and resource information system, called IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short- and long-term planning and more timely identification of production shortfalls. Short term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the LoM and operational plan are issued to the operations from the head office and relevant survey and evaluation factors are determined in accordance with Gold Fields’ guidelines.

Processing

Gold Fields currently has 14 gold plants (8 in South Africa, 3 in Ghana and 3 in Australia) which treat ore to extract gold. A typical gold processing plant circuit includes two phases: comminution and treatment.

Comminution

Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Gold Fields’ newer milling circuits utilize SAG milling where the ore itself is used as the grinding medium. In older plants, traditional crushing and milling processes are used. Through the comminution process, ore is ground to a minimum size before proceeding to the treatment phase.

Treatment

In most of Gold Fields’ metallurgical plants, gold is extracted into a leach solution from the host ore by leaching in agitation tanks. Gold is then extracted onto activated carbon from the solution using the CIL or CIP process. In addition, Gold Fields has two metallurgical plants which use the zinc precipitation filter process and two metallurgical plants which use the AD&R process to recover gold in solution.

Gold Fields also has three heap leach operations. In the heap leach process, crushed ore is stacked on impervious leach pads and a leaching solution is sprayed on the pile. The solution percolates through the heap and dissolves liberated gold. A system of underdrains removes the gold-containing solution, which is then passed through columns containing activated carbon. The loaded carbon is then eluted and the gold recovered using the CIL process, AD&R treatment or electrowinning.

As a final recovery step, gold recovered from the carbon or precipitators using the above processes is smelted to produce rough gold bars. These bars are then transported to the refinery which is responsible for refining the bars to good delivery status.

Productivity Initiatives

Gold Fields is currently undertaking a number of initiatives intended to increase efficiency and reduce production costs at its mines. These initiatives include:

•	Safe Quality Planned Blast, or SQPB. At the South African operations, the SQPB initiative covers various activities that form part of the underground mining process and are tailored specifically to each operating mine. The purpose of the initiative is to provide for a safe blast each day as planned, either at the stope face or at a development end to meet specific production and/or development targets.

•	Optimization. Various initiatives are in place to increase productivity at the international operations. For example, at St. Ives, Gold Fields is studying an improved process for the removal of lake sediment on Lake Lefroy and the introduction of trains for the hauling of underground ore at the Leviathan underground mine. At Agnew, Gold Fields is adapting the underground mining method to facilitate the safe removal of pillars at the Kim mine by introducing cemented backfill. At Tarkwa, Gold Fields is converting operations to owner mining and has commenced purchasing a full fleet of mining equipment at a total cost of $74.0 million.

•	Cost, Supply and Labor Management. Gold Fields has implemented standardized cost reporting with uniform terminology and is introducing various systems to centralize supply procurement, improve vendor management and share services among shafts and operations. Gold Fields is putting in place an integrated daily reporting system throughout the South African operations, which it hopes will permit better allocation of labor and supplies among shafts. This includes a new payroll system called Solitgold, described below, which is at an advanced stage of development. In addition, all production and ore reserve management reports are now part of the IRRIS system. See “ — Description of Mining Business.”

•	Bonus Systems. Payroll and bonus systems are being integrated across the operations. Gold Fields is altering the bonus system to move it to target-based standards, rather than efficiency-based standards, and align it more closely with the SQPB objectives. See “Directors, Senior Management and Employees — Labor Relations — Bonus Schemes.”

•	Refrigeration and Ventilation Infrastructure. Gold Fields continues to upgrade and increase the efficiency of its refrigeration and ventilation systems.

•	Training. Gold Fields has implemented an expanded training program for employees at all levels, with an emphasis on safety, literacy and middle management development. An integrated people development system called The Integrated Manager (TIM) is being implemented at all mine sites. See “Directors, Senior Management and Employees — Employees — Training.”

•	Technology. Gold Fields is introducing a number of applied mining technologies, including mechanized development drill rigs and stope drill jigs, increased use of hydropower, new blasthole drilling methods and transport systems.

•	Payroll Systems. Gold Fields is currently replacing its seven different payroll systems in South Africa with an integrated payroll system called Solitgold. Gold Fields anticipates that this initiative will provide improved controls and the ability to better manage its payroll and costs on a group-wide basis. Implementation is scheduled for March 2004 at Driefontein and Kloof and July 2004 at Beatrix.

•	Processing. Gold Fields is upgrading its metallurgical plants with the aim of reducing processing costs.

•	Palladium. Gold Fields has introduced Palladium, an integrated occupational health and safety system that integrates and manages health and safety data from all of the South Africa operations. The management system to support Palladium is currently being finalized and Gold Fields expects the system to be fully operational in fiscal 2004.

Refining and Marketing

Gold Fields has appointed Rand Refinery Limited, or Rand Refinery, as its sole and exclusive agent to refine and sell all of Gold Fields’ South African produced gold. Rand Refinery is a private company in which Gold Fields holds a 33.1% interest, with the remaining interests held by other South African gold producers. Under this agreement, Rand Refinery is required to sell all gold delivered to Rand Refinery’s premises prior to 11:00 am on any business day at the London afternoon fixing price for gold on that day. The agreement continues until either party terminates it upon twelve months written notice.

On November 21, 2000, Gold Fields entered into an arrangement with Rand Refinery under which Gold Fields’ treasury acts as an agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields’ South African gold production to approved international customers. Under this arrangement, Gold Fields must deposit an amount in U.S. dollars equal to the value of the gold allocated under this arrangement at the London afternoon fixing price for gold on the day of allocation into Rand Refinery’s nominated U.S. dollar account. This amount must be deposited on the business day following the day of allocation. On the date of the deposit, Rand Refinery, in turn, deposits an amount in U.S. dollars equal to the London afternoon fixing price for gold payable in respect of all the gold delivered by Gold Fields to Rand Refinery on the day of allocation into the nominated U.S. dollar account of Gold Fields.

All gold produced by Gold Fields at the Tarkwa and Damang mines is refined by Rand Refinery pursuant to two non-exclusive agreements entered into in June 2003 between Rand Refinery and Gold Fields Ghana Limited, or Gold Fields Ghana, and between Rand Refinery and Abosso. Under these agreements, Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Under these agreements, Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of delivery. Rand Refinery receives refining fees of $0.27 per ounce of gold received, and a realization fee equal to $0.10 per ounce of gold refined. These agreements are effective for a period of 12 months and may be extended by the agreement of the parties. During the initial 12 month period, either party may terminate the agreement upon 90 days’ written notice.

In Australia, all gold produced by St. Ives and Agnew is refined by AGR Joint Venture (trade name Australian Gold Refineries). The AGR Joint Venture is a partnership between Australian Gold Alliance Pty Ltd and WA Mint (trade name Perth Mint). Under an agreement which became effective on September 1, 2002 among St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Joint Venture, AGR Joint Venture refines the gold produced by St. Ives and Agnew for a fixed fee of A$0.46 per ounce of gold. AGR Joint Venture retains 0.1% of the gold it refines to cover losses in the refining process. AGR Joint Venture must collect the gold from St. Ives and Agnew, refine it and credit the gold to its metals account in Western Australia and then either purchase the gold or swap it to London, which means that AGR Joint Venture provides gold in London for sale by Gold Fields in an amount equal to the gold from St. Ives and Agnew located in Perth. At Gold Fields’ election the gold may be sold to AGR Joint Venture at spot for a fee of $0.20 per ounce, at the London morning or afternoon fixing price for a fee of $0.25 cents per ounce or swap the gold to London and sell it through third parties for a fee which is based on the gold price and interest rates. This agreement will continue indefinitely until terminated by either party upon 90 days’ written notice.

Gold Fields supports and participates in the gold marketing activities of the WGC and contributes $1.78 per ounce of gold it produces to the WGC in support of its activities.

Services

Mining activities require extensive services, located both on the surface and underground at the mines. Services include:

•	mining-related services such as engineering, rock mechanics, ventilation and refrigeration, materials handling, operational performance evaluation and capital planning;

•	safety and training;

•	housing and health-related services, including hostel and hospital operations;

•	geological services, including mine planning and design;

•	reserves management including sampling and estimation;

•	metallurgy;

•	equipment maintenance; and

•	assay services.

Most of these services are provided directly by Gold Fields, either at the operation level or through the head office, although some are provided by third-party contractors.

Gold Fields’ Mining Operations

Gold Fields conducts underground mining operations at each site except Tarkwa and Damang and conducts some processing of surface rock dump material at Driefontein, Kloof and Beatrix. Tarkwa and Damang are open pit mines and also process material from production stockpiles. St. Ives and Agnew together include underground and open pit operations and also process material from production stockpiles.

Total Operations

The following chart details the operating and production results for fiscal 2001 and 2002 for all operations owned by Gold Fields as of June 30, 2002 and for fiscal 2003 for all operations owned by Gold Fields as of June 30, 2003 plus the operating and production results of the St. Helena mine through the first four months of fiscal 2003 prior to the sale of the mine to Freegold.

	Year ended June 30,

	2001	2002	2003

Production
Tonnes (‘000)	26,746	36,953	42,988
Recovered grade (g/t)	4.4	3.6	3.3
Gold produced (‘000 oz)(1)(2)	3,785	4,307	4,577
Results of operations ($ million)
Revenues	1,006.6	1,210.0	1,538.2
Total production costs	839.6	831.4	1,168.3
Total cash costs	727.6	713.4	974.9
Cash profit	279.0	496.6	563.3
Cost per ounce of gold ($)
Weighted average total production costs	224	198	254
Weighted average total cash costs	194	170	212

Notes:

(1)	Includes production at Kloof Shaft No. 4, which was capitalized through the end of fiscal 2002 (fiscal 2001: 44,000 ounces; fiscal 2002: 75,000 ounces).

(2)	In fiscal 2001, 3.658 million ounces of production were attributable to Gold Fields, in fiscal 2002, 4.109 million ounces of production were attributable to Gold Fields and in fiscal 2003, 4.334 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in the Ghana operation.

Underground Operations

The following chart details the operating and production results for fiscal 2001 and 2002 for all underground operations owned by Gold Fields as of June 30, 2002 and for fiscal 2003 for all such operations owned by Gold Fields as of June 30, 2003 plus the operating and production results of the St. Helena mine through the first four months of fiscal 2003 prior to the sale of the mine to Freegold.

	Year ended June 30,

	2001	2002	2003

Production
Tonnes (‘000)	11,667	11,274	11,895
Recovered grade (g/t)	8.4	8.2	7.5
Gold produced (‘000 oz)(1)	3,146	2,968	2,855
Results of operations ($ million)
Revenues	836.0	824.7	958.5
Total production costs	739.9	564.5	729.9
Total cash costs	644.7	498.0	636.8
Cash profit	191.3	326.7	321.7
Cost per ounce of gold ($)
Weighted average total production costs	239	197	252
Weighted average total cash costs	208	174	221

Note:

(1)	Includes production at Kloof Shaft No. 4, which was capitalized through the end of fiscal 2002 (fiscal 2001: 44,000 ounces; fiscal 2002: 75,000 ounces).

Tonnes milled from the underground operations increased from 11.274 million tonnes in fiscal 2002 to 11.895 million tonnes in fiscal 2003. This included increases at Driefontein, Kloof and Beatrix in an effort to counter lower grades. The amount of gold produced from the underground operations decreased from 2.968 million ounces in fiscal 2002 to 2.855 million ounces in fiscal 2003. The primary reasons for this decrease were reductions in yields at all the South African operations and the disposal of St. Helena on October 30, 2002.

Surface Operations

The following chart details the operating and production results for fiscal 2001 for all surface operations owned by Gold Fields as of June 30, 2001 and for fiscal 2002 and 2003 for all such operations owned by Gold Fields as of June 30, 2003. All operations at St. Ives and Agnew are considered surface operations for purposes of reporting production data.

	Year ended June 30,

	2001	2002	2003

Production
Tonnes (‘000)	15,079	25,679	31,093
Recovered grade (g/t)	1.3	1.6	1.7
Gold produced (‘000 oz)(1)	639	1,340	1,722
Results of operations ($ million)
Revenues	170.6	385.3	579.7
Total production costs	99.7	266.9	438.4
Total cash costs	82.9	215.4	338.1
Cash profit	87.7	169.9	241.6
Cost per ounce of gold ($)
Weighted average total production costs	152	199	255
Weighted average total cash costs	127	161	196

Note:

(1)	In fiscal 2001, 0.512 million ounces of production were attributable to Gold Fields, in fiscal 2002, 1.142 million ounces of production were attributable to Gold Fields and in fiscal 2003, 1.480 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

Tonnes milled from the surface operations increased from 25.679 million tonnes in fiscal 2002 to 31.093 million tonnes in fiscal 2003, principally due to the inclusion of the Australian operations and the Damang operation for the full fiscal year 2003. The amount of gold produced from the surface operations increased from 1.340 million ounces in fiscal 2002 to 1.722 million ounces in fiscal 2003, primarily due to the inclusion of the Australian operations and the Damang operation for the full fiscal year .

Driefontein Operation

Introduction

The Driefontein gold mine is located in the Gauteng Province of South Africa in the Far West Rand mining district, some 70 kilometers southwest of Johannesburg. Driefontein operates under a mining authorization with a total area of 8,593.5 hectares. It is an underground mine with nominal surface reserves represented by rock dumps that have been accumulated through the operating history of the mine. Driefontein has eight operating shaft systems and three metallurgical plants, and operates at depths between 800 meters and 3,400 meters. In the year ended June 30, 2003, it produced 1.238 million ounces of gold. Driefontein had approximately 18,300 employees as of June 30, 2003.

History

Driefontein was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines. Gold mining began at Driefontein in 1952.

Geology

Gold mineralization at Driefontein is contained within three reefs. The Carbon Leader Reef, or CL, and the Ventersdorp Contact Reef, or VCR, occur at depths between 500 meters and 3,400 meters. The Middelvlei Reef is a minor contributor to reserves and production.

The stratigraphically lower CL is a generally high-grade reef comprising different facies types, and dips to the south at approximately 25º. The CL subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The average gold grades vary with lithofacies changes in the reef, with sub-economic grades developed on the eastern boundary and a higher grade north-trending zone developed to the west.

Mining

The Driefontein operation is engaged in both underground and surface mining, and is thus subject to all of the underground and surface mining risks discussed in the Risk Factors section. Due to the operating depths and extensive mined out areas, seismicity is a serious safety and productivity issue at Driefontein. To address this, among other things, Gold Fields seeks to use closely spaced dip pillar mining techniques in its newer deep level operations, as well as using backfill placement to stabilize particularly difficult areas. The safety record at the Driefontein operation during fiscal 2003, in terms of serious injury frequency rate and fatal injury frequency rate, was better than the South African industry average for the same period. On January 3, 2003, Driefontein suffered an underground fire at shaft No. 7W that resulted in five workers losing their lives. Driefontein did not experience work stoppages in connection with the accident. Investigations are continuing into this incident and preliminary findings indicate that arson appears likely to be the cause of the fire. In July, September and October 2003, Driefontein experienced fires at Shaft Nos. 2E, 5W and 4W, respectively. Shaft No. 2E experienced a partial closure for a period of two months and Shaft No. 5W was closed for a period of approximately 8 weeks following these incidents. As of the date of this annual report, the fire at Shaft No. 4W has not yet been extinguished and as a result the shaft remains partially closed. Production at Shaft No. 4W and three nearby shafts has been affected, although Gold Fields does not expect this to materially affect production results for the second quarter of fiscal 2004. Gold Fields expects the fire at Shaft No. 4W to be fully extinguished by February 2004.

Driefontein suffered seismic events on June 28, 2002, July 4, 2002 and August 6, 2002 which resulted in two workers in the first event and one worker in each subsequent event losing their lives. In addition, on December 1, 2003 Driefontein suffered a further seismic event which resulted in three workers losing their lives. Gold Fields worked with the relevant South African authorities to investigate these events. Although the areas affected by the seismicity were temporarily closed, Driefontein did not experience material work stoppages in connection with the accidents.

With respect to underground operations, in the western, older portions of Driefontein the focus is on remnant pillar mining. Some mining activity is located in virgin rock, primarily using longwall and scattered mining methods. In the eastern, newer portions of the mine the focus is also on mining through scattered mining or longwall methods. Newer shafts in the eastern portion, particularly those at the deepest levels of the mine, employ the closely spaced dip pillar mining method. This method provides some mining flexibility and is designed to be generally safer than the longwall method. The scattered mining method is not practiced at depth.

Gold Fields is currently focusing development at Shaft Nos. 1E and 5E to increase minable ore reserves. In addition to these shafts, Shaft No. 4E continues to be a primary center of production and new development to open up reserves in the shaft pillar area. The other shafts at the operation are mature, with production focused on remnant pillar extraction and accessing and mining the secondary reef horizons. Shaft Nos. 2E and 6W are being used to provide hoisting and services support to the active shafts. Gold Fields has completed a feasibility study for the purpose of evaluating the option of reopening Shaft Nos. 9 and 10, where development had previously been suspended, to access below infrastructure reserves. Gold Fields expects to make a decision on the project by the end of the third quarter of fiscal 2004.

Operationally, Gold Fields is focused on improving quality square meters extracted through the SQPB initiative at Driefontein. Also, the Driefontein operation continues to focus on identifying previously worked areas which can offer opportunities for further production under current economic conditions and to search for payshoots outside the scope of current mine development.

The primary challenges facing the Driefontein underground operation include seismicity, flammable gas, water intrusion and rock temperatures. In fiscal 2003, problems with seismicity resulted in scattered interruptions of operations in some areas at Driefontein. As noted above, Gold Fields is seeking to reduce seismicity problems at Driefontein through using a combination of closely spaced dip pillar mining techniques and backfill methods. During fiscal 2003, Driefontein experienced flammable gas primarily at Shaft Nos. 1E and 5E. To minimize this risk, Gold Fields has implemented a strategy of early detection and increased ventilation in the shafts. Water intrusion is dealt with through an extensive water pumping network. Also, because rock temperatures tend to increase with depth, Driefontein requires extensive cooling infrastructure to maintain comfortable conditions for workers.

Driefontein’s surface operations are confined exclusively to the processing of rock dump material.

The Driefontein operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In February 2002, Gold Fields commissioned a water treatment plant to supply water to the Driefontein operation.

Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,

	2001	2002	2003

Production
Tonnes (‘000)	6,551	6,587	6,370
Recovered grade (g/t)	6.4	6.3	6.0
Gold produced (‘000 oz)	1,351	1,327	1,238
Results of operations ($ million)
Total production costs	292.3	234.2	293.7
Total cash costs	247.2	200.9	254.7
Cash profit	115.1	171.3	165.5
Cost per ounce of gold ($)
Weighted average total production costs	216	180	233
Weighted average total cash costs	183	154	202

The decrease in tonnage from fiscal 2002 to fiscal 2003 was primarily due to lower surface waste dump rock processing offset in part by an increase in underground tonnage. The fall in ounces of gold produced occurred principally as a result of a reduction in underground yields. Gold Fields experienced an increase in total cash costs per ounce of gold from fiscal 2002 to fiscal 2003 at Driefontein principally as a result of the appreciation of the Rand against the U.S. dollar and increases in costs in Rand terms.

Set out below are the hoisting capacities of Driefontein’s producing shaft systems.

Shaft System

Hoisting capacity	(tonnes/month)

No. 4W	96,000
No. 5W	121,000
No. 6W	118,000
No. 7W	190,000
No. 1E	155,000
No. 2E	185,000
No. 4E	180,000
No. 5E	175,000

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Driefontein, at the production level achieved in fiscal 2003, Driefontein’s June 30, 2003 proven and probable reserves of 27.1 million ounces of gold will be sufficient to maintain production through approximately fiscal 2025. However, because Driefontein’s operations consist of several different shafts that are at various stages of maturity, Gold Fields expects that some shafts will decrease production earlier than others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003, for each of the plants at Driefontein:

					Average	Approximate
					milled for	recovery
	Processing Techniques				the year	factor for the
					ended	year ended
	Year	Comminution	Treatment		June 30,	June 30,
Plant	commissioned	Phase	phase	Capacity	2003	2003

					(tonnes/month)
No. 1 Plant	2003	SAG milling	CIP treatment and Electrowinning	240,000	224,408	97.01%
No. 2 Plant	2002	SAG/ball milling circuit	CIP treatment	200,000	180,289	96.20%
No. 3 Plant	1998	SAG milling	CIP treatment	115,000	126,167	97.18%

In fiscal 2003, the Driefontein plants collectively extracted approximately 97% of the gold contained in ore delivered for processing.

Gold Fields finished installing a central elution facility for Driefontein, and completed conversion of the treatment circuits to CIP treatment at the No. 1 Plant and No. 2 Plant, in July 2001. Gold Fields has converted the No. 2 Plant to a SAG/ball milling circuit, and the converted plant was commissioned in September 2002. The No. 1 Plant with a new SAG milling circuit was commissioned in October 2003. Commissioning of the No. 1 Plant is expected to slightly reduce tonnes milled during the second quarter of fiscal 2004. The full conversion should be completed during fiscal 2004. Feasibility studies on alternatives for accessing below infrastructure reserves are also planned for completion during fiscal 2004.

Capital Expenditure

Gold Fields spent Rand 572.8 million on capital expenditure at the Driefontein operation in fiscal 2003. This amount included Rand 354.4 million spent on continuing development at Shaft Nos. 1E and 5E and Rand 129.9 million on upgrading Plant Nos. 1 and 2. Gold Fields has budgeted approximately Rand 320.0 million of capital expenditure at Driefontein for fiscal 2004, principally for continuing major shaft development projects and completing metallurgical plant upgrades.

Kloof Operation

Introduction

The Kloof operation is located in the Gauteng Province of South Africa, near Westonaria, and comprises the former Kloof, Libanon and Leeudoorn mines. Kloof operates under a mining authorization with a total area of 20,086.5 hectares. It is principally an underground operation, with a limited amount of processing of surface rock dump material. Kloof has five operating shaft systems serviced by three metallurgical plants, and, like Driefontein, is a deep-level mine, with operating depths between 1,000 meters and 3,500 meters. In the fiscal year ended June 30, 2003, it produced 1.140 million ounces of gold. As of June 30, 2003, Kloof had approximately 19,000 employees.

History

Kloof’s present scope of operations is the result of the consolidation in fiscal 2000 of three adjacent mines: Kloof, Libanon and Leeudoorn. Gold mining began in the area now covered by these operations in 1934.

Geology

The majority of production at Kloof is from the VCR, which occurs at depths between approximately 1,000 meters and 3,500 meters. The VCR has a general northeast strike and dips to the southeast at between 24° and 45°. The Middelvlei Reef is becoming an increasingly important contributor to production, while minor production volumes are planned from the Kloof and Libanon Reefs.

Kloof lies between the Bank Fault to the west, and the north trending Witpoortjie Fault to the east, the latter truncating the VCR east of the mine boundary. Normal faults are developed sub-parallel to the westerly dipping Witpoortjie Fault, with sympathetic north-northeast trending dykes that show little to no apparent offset of the stratigraphy. Structures that offset the VCR increase in frequency towards the southern portion of the mine.

Mining

The Kloof operation is engaged in underground mining, and is thus subject to all of the underground risks discussed in the Risk Factors section. Like Driefontein, Kloof experiences seismicity due to the extreme depth of operations. Accordingly, newer development is based on the closely spaced dip pillar mining method to reduce the risk of seismic events. In fiscal 2003, the serious injury frequency rate and the fatal injury frequency rate at Kloof were better than the South African industry average for the same period.

Newer areas of Kloof, particularly deep level operations, use the closely spaced dip pillar mining method, while older areas use the longwall mining method. The focus at mature areas of Kloof is on remnant pillar mining. Shaft Nos. 1, 3, 4 and 7 provide the main centers of current production at Kloof. Mining activity at Shaft No. 4, which began production in early 2000, is still in the build up phase. A development program with an associated exploration program to drill and to endeavor to establish additional proven reserves and improved grades in the Shaft No. 3D area was implemented in fiscal 2002 and development has commenced into certain areas of the VCR. In addition to its own production, Shaft No. 1 provides additional hoisting capacity for Shaft Nos. 3 and 4.

With the increase in the price of gold during fiscal 2002 and 2003, Gold Fields recommenced production at Shaft No. 9 in September 2002. This strategy is currently being re-evaluated in light of the strength of the Rand and the weaker Rand gold price and production at Shaft No. 9 was put on hold in the first quarter of fiscal 2004. Pre-feasibility studies on the Kloof Extension Area, or the KEA, and the Eastern Boundary Area were completed in fiscal 2003 and a feasibility study on the KEA and the No. 1 Plant mill upgrade should be completed during fiscal 2004. Gold Fields expects Shaft Nos. 3, 4 and 7 to be the primary sources of future production at Kloof.

Operationally, Gold Fields is focused on improving quality volume and the rate of development at the mine by introducing updated drilling technology, including development drill rigs operated from power packs and increasing the proportion of hydropower drill rigs. Various initiatives have been implemented with the intention of improving Kloof’s mine call factor. Gold Fields has been experiencing difficulties with ore grades at the lower levels of Shaft No. 3 due to an unexpected variation in the structure of the VCR, and is working to overcome this problem. Mining grades at Kloof are expected to reduce as a higher proportion of ore is mined from the relatively lower grade Middelvlei Reefs and a lower proportion is mined from the higher grade VCR areas.

The primary challenges facing the Kloof operation are seismicity and flammable gas. Gold Fields is seeking to reduce the impact of seismicity problems at Kloof by using the closely spaced dip pillar mining method. Kloof experienced decreased levels of flammable gas during fiscal 2003. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Also, as with Driefontein, Kloof requires extensive cooling infrastructure to maintain comfortable conditions for workers due to the extreme depth of its operations.

The Kloof operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies.

Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,

	2001	2002	2003

Production
Tonnes (‘000)	3,932	4,657	4,838
Recovered grade (g/t)	9.6	7.4	7.3
Gold produced (‘000 oz)(1)	1,211	1,101	1,140
Results of operations ($ million)
Total production costs	265.2	199.3	281.4
Total cash costs	238.0	178.8	245.9
Cash profit	74.3	111.3	134.2
Cost per ounce of gold ($)
Weighted average total production costs	227	195	246
Weighted average total cash costs	204	175	215

Note:

(1)	Includes production at Kloof Shaft No. 4, which was capitalized through the end of fiscal 2002 (2001: 44,000 ounces; 2002: 75,000 ounces).

From fiscal 2002 to fiscal 2003, there was an increase in underground tonnage, which was partially offset by a decrease in processing of surface rock dump material. The increase in gold produced was principally a result of the increase in underground tonnage to counter the reduction in grades achieved. Gold Fields experienced an increase in total cash costs per ounce of gold from fiscal 2002 to fiscal 2003 at Kloof, principally as a result of the appreciation of the Rand against the U.S. dollar.

The total shaft hoisting capacity of Kloof is detailed below.

Shaft System

Hoisting capacity	(tonnes/month)

No. 1	300,000
No. 3(1)	—
No. 4(2)	110,000
No. 7	205,000
No. 8	75,000

Notes:

(1)	This shaft does not hoist material to the surface. It has a capacity of 150,000 tonnes per month for sub-surface hoisting.

(2)	This shaft hoists only waste rock to the surface. It has a capacity of 130,000 tonnes per month for sub-surface hoisting.

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Kloof, at the production level achieved in fiscal 2003, Kloof’s June 30, 2003 proven and probable reserves of 31.1 million ounces of gold will be sufficient to maintain production through approximately fiscal 2030. However, because Kloof’s operations consist of several different shafts that are at various stages of maturity, Gold Fields expects that some shafts will decrease production earlier than others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003, for each of the plants at Kloof:

	Processing Techniques

						Approximate
					Average	recovery
					milled for	factor for the
					the year	year ended
	Year	Comminution	Treatment		ended June	June 30,
Plant	commissioned	Phase	phase	Capacity	30, 2003	2003

				(tonnes/month)
No. 1 Plant	1970	Traditional crushing and milling	CIP treatment: ore is then transported to the No. 2 Plant for electrowinning	180,000	181,267	97.3%
No. 2 Plant	1990	SAG milling	CIP treatment and electrowinning	120,000	119,483	97.7%
No. 3 Plant	1990	Traditional crushing and milling	Air agitated leaching, drum filtration, zinc precipitation and smelting	120,000	102,408	93.0%

In fiscal 2003, the Kloof plants collectively extracted approximately 97% of gold contained in ore delivered for processing.

A pumpcell installation has been completed in October 2003 at the No. 3 Plant and the central elution facility at the No. 2 Plant was commissioned in the first quarter of fiscal 2004. This now provides one central elution facility for the entire Kloof operation. Capacity at the No. 2 Plant is expected to be increased to 160,000 tonnes per month in the second quarter of fiscal 2004.

Capital Expenditure

Gold Fields spent Rand 419.7 million on capital expenditures at the Kloof operation in fiscal 2003. Of this amount, Gold Fields spent Rand 256.1 million continuing the development projects at Shaft Nos. 4 and 7, Rand 28.9 million on the provision of self-rescue equipment to miners, Rand 24.1 million on refrigeration projects, Rand 21.2 million on drilling at the Eastern Boundary Area and the KEA and Rand 15.2 million on continuing metallurgical plant upgrades. The remaining balance of capital expenditure in fiscal 2003 was spent on development projects, mining and ventilation equipment. Gold Fields has budgeted approximately

Rand 291.0 million of capital expenditure at Kloof for fiscal 2004, principally for continuing the shaft development projects and for exploration.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, near Welkom and Virginia, and comprises the Beatrix mine. The Beatrix operation was formerly known as the Free State operation. Gold Fields renamed the operation Beatrix following the sale of the St. Helena mine to FreeGold on October 30, 2003.

The Beatrix mine is located in the southern Free State of South Africa some 240 kilometers southwest of Johannesburg. Beatrix operates under a mining license with a total area of 16,820.5 hectares. It is only an underground operation, with the exception of a nominal amount of surface production from processing rock dump material. Beatrix has four shaft systems serviced by two metallurgical plants. It has shallow- to intermediate-depth operations, at depths between 700 meters and 2,200 meters. In the fiscal year ended June 30, 2003, Beatrix produced 0.659 million ounces of gold. As of June 30, 2003, Beatrix had approximately 12,600 employees.

History

Beatrix’s present scope of operations is the result of the consolidation with effect from July 1, 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

The Beatrix mine exploits the Beatrix Reef, or BXR, at Shaft Nos. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs dip to the north and northeast at between 4º and 9º, and are developed on the Aandenk erosional surface.

In general the BXR occurs at depths between 570 meters and 1,380 meters and the KKR occurs at depths of between 1,800 meters and 2,200 meters. Both the BXR and KKR reefs are markedly channelized and consist of multi-cycle, upward fining conglomerate bands with sharp erosive basal contacts. A general east-west paytrend some 800 to 1,000 meters wide has been identified east of Shaft No. 4 and represents the majority of reserves at that shaft.

Mining

The Beatrix mine is engaged in underground mining, and is thus subject to all of the underground mining risks discussed in the Risk Factors section. The primary safety risk at Beatrix is falls of ground. Another risk in some areas of the mine is that of flammable gas explosions. Beatrix experienced a fatal flammable gas explosion at Shaft No. 1 in May 2000 resulting in 7 workers losing their lives. In May 2001, a second flammable gas explosion at Shaft No. 2 resulted in 13 workers at the mine losing their lives. Regulatory authorities issued an order to stop operations at Beatrix for a period of 10 days while the mine was inspected and declared safe to resume operations. During this time, the initial inquiry into the causes of the accident was completed. Following the accident, management has worked actively to remedy the most significant problems which resulted in the explosion, and has either implemented, or is in the process of implementing, all of the recommendations arising out of the Department of Mineral and Energy’s investigation of the incident. These remedies have included providing additional safety training and equipment for employees, establishing new monitoring and ventilation procedures and installing additional remote sensing equipment. The safety record at the Beatrix operation during fiscal 2003, in terms of serious injury frequency rate and fatal injury frequency rate, was better than the South African industry average for the same period.

Mining at Beatrix is based upon the scattered mining method. The initial commissioning phase of Shaft No. 3 was completed in August 2001 and activity at the shaft is focused upon haulage development in order to build up production at the shaft. The power source being used at Shaft No. 3 for a variety of activities including drilling is hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less power wastage.

Shaft Nos. 1, 2 and 4 are the primary sources of production at present and over time Gold Fields expects mining concentration to shift to Shaft No. 3. Gold Fields experienced inconsistent performance at Shaft No. 4 in fiscal 2003 due to grade swings at the KKR, which is characterized as being a highly erratic reef structure, making access to the orebody more difficult.

Operationally, Gold Fields implemented an initiative in fiscal 2002 called Project M to mine previously developed low grade ore on a marginal cost basis. This ore is hoisted at Shaft Nos. 1 and 2 and transported, by road, to take advantage of spare metallurgical capacity at the No. 2 Plant. The initiative resulted in a 7% increase in square meters mined in fiscal 2003. In addition, Gold Fields is also focusing on various productivity initiatives, such as programs to increase the mine call factor and new drilling and support methods and technologies. In September 2002 Gold Fields commissioned a new slimes dam at Beatrix to accommodate future production at the operation. Currently, a new ventilation shaft is being developed at a cost of Rand 51.5 million to supplement and improve ventilation at Shaft No. 2. This shaft is expected to be commissioned during the third quarter of fiscal 2004. Gold Fields also commissioned the new waste rock dump at Shaft No. 3 in May 2003.

Gold Fields expects to increase volumes in order to offset lower grades at Beatrix and maintain gold output at current levels. Gold Fields is focusing on optimising the mining mix to maintain steady grades at Beatrix. Higher rates of development are planned and the holing of raises at Shaft No. 3 is expected to create additional ore reserve flexibility.

The primary challenge facing the Beatrix mine is managing the accumulation of flammable gas, which is done through a telemetric monitoring system coupled with an extensive ventilation system. Beatrix requires cooling infrastructure to maintain comfortable conditions for workers at depth, although not to the degree necessary at Driefontein and Kloof.

The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies.

Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,

	2001	2002	2003

Production
Tonnes (‘000)	3,671	4,115	4,722
Recovered grade (g/t)	5.5	4.9	4.3
Gold produced (‘000 oz)	647	655	659
Results of operations ($ million)
Total production costs	153.8	125.3	171.5
Total cash costs	133.4	110.5	151.1
Cash profit	39.6	77.3	66.5
Cost per ounce of gold ($)
Weighted average total production costs	238	191	260
Weighted average total cash costs	206	169	229

Although tonnage increased from fiscal 2002 to fiscal 2003, ounces of gold produced increased only marginally due to lower grades and a change in the mining mix, which saw a 38% increase in high margin, lower grade surface material, in order to maintain maximum throughput. The increase in total cash costs per ounce of gold from fiscal 2002 to fiscal 2003 at Beatrix was principally as a result of the appreciation of the Rand against the U.S. dollar.

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft System

Hoisting capacity	(tonnes/month)

No. 1	170,000
No. 2	170,000
No. 3	180,000
No. 4	180,000

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Beatrix, at the production level achieved in fiscal 2003, Beatrix’s June 30, 2003 proven and probable reserves of 12.2 million ounces of gold will be sufficient to maintain production through approximately fiscal 2022. However, because Beatrix’s operations consist of several different shafts that are at various stages of maturity, Gold Fields expects that production at some shafts will decrease earlier than at others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003, for each of the plants at Beatrix:

	Processing Techniques

					Average	Approximate
					milled for	recovery
					the year	factor for the
					ended	year ended
	Year	Comminution	Treatment		June 30,	June 30,
Plant	commissioned	Phase	phase	Capacity	2003	2003

				(tonnes/month)
No. 1 Plant	1983	SAG milling	CIP treatment	223,000	269,486	95.8%
No. 2 Plant	1992	SAG milling	CIP treatment	140,000	124,057	95.6%

In fiscal 2003, the Beatrix plants collectively extracted approximately 96% of gold contained in ore delivered for processing.

During fiscal 2003, Beatrix put in place arrangements with a nearby mining operation to treat surface tonnage from Beatrix. Management expects to continue this arrangement through fiscal 2004 at a rate of 50,000 tonnes per month.

Capital Expenditure

Gold Fields spent Rand 373.6 million on capital expenditures at the Beatrix operation in fiscal 2003. This amount includes a total of Rand 216.5 million spent on a new ventilation shaft to service Shaft No. 2 and continuing development at Shaft No. 3 and Rand 23.3 million on exploration work at Shaft No. 4. Gold Fields has budgeted approximately Rand 242.0 million of capital expenditure at Beatrix for fiscal 2004, principally for completion of the new ventilation shaft for Shaft No. 2, progression of development at Shaft No. 3 and the completion of exploration projects currently underway at Shaft No. 4.

Ghana Operation

The Ghana operation is comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the Tarkwa property and the adjacent northern portion of the Teberebie property which Gold Fields acquired in August 2000, together with two heap leach facilities, one on the Tarkwa property, referred to as the North Plant, and the other on the northern portion of the Teberebie property, referred to as the South Plant. For regulatory purposes, Ghanaian regulators generally regard the Tarkwa property and the acquired portion of the Teberebie property as a single operation. The Tarkwa mine operates under mining leases with a total area of approximately 20,700 hectares. It currently only conducts surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields’ agreement with the government of Ghana. In the fiscal year ended June 30, 2003, Tarkwa produced 0.540 million ounces of gold, of which 0.384 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana Limited, or Gold

Fields Ghana. As of June 30, 2003, Tarkwa had approximately 1,400 employees, including those employed by outside contractors.

History

European investment in large scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa, or GFSA, took over an area previously operated by the State Gold Mining Corporation, or SGMC. SGMC had in turn acquired the property from private companies owned by European investors. Following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people), mining operations commenced in 1997. Gold Fields began processing ore at the South Plant in December 2000.

Geology

Gold mineralization at Tarkwa is hosted by Proterozoic Tarkwaian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and has some similarities to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked, tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate economic units occur in the concession area within a sedimentary package ranging from 40 meters to 110 meters in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

Five separate production areas are centered on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

Mining

The Tarkwa mine is engaged in both open pit and production stockpile surface mining, and is thus subject to all of the surface mining risks discussed in the Risk Factors section. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. While there is no reliable industry benchmark for safety at Ghanaian surface mining operations, the Tarkwa mine had a lost time injury frequency rate of approximately 0.84 per million man hours worked in fiscal 2003. There was one fatality in each of fiscal 2001, 2003 and, to date, in fiscal 2004. There were no reported fatalities at the Tarkwa mine in fiscal 2002.

Tarkwa uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting downwards into the open pit occurs in steps of 6 meters (or in some cases 3 meters) with the ore loaded into 95 tonne dump trucks.

Tarkwa currently presents no unusual challenges beyond those faced at most open pits and heap leaching mining operations, including variations in amenability of ores to leaching. However, harder ores are expected at Tarkwa which could reduce throughput at the North Plant Heap Leach facility and at the South Plant Heap Leach facility. The primary operational challenges include developing effective strategies to deal with harder ores, lowering operating costs and managing gold-in-process (gold in the processing circuit that is expected to be recovered during or after operations).

Most mining labor at Tarkwa is currently provided by a contractor, African Mining Services (Ghana) Pty Ltd., or AMS, which is a joint venture between two Australian mining service contractors. Pursuant to a contract with Gold Fields Ghana, AMS provides employees, supplies and equipment for mining at Tarkwa, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used, with adjustments for overtime and holiday periods. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract, which is unavoidable or which is caused by any negligent act or omission of employees of Gold Fields Ghana or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Gold Fields can terminate its contract at any time without paying any significant penalties or having to purchase any of AMS’s equipment. The contract with AMS is scheduled to expire in June 2004. Gold Fields will thereafter provide mining services as it expects to shift to owner mining rather than using contractor services, except for mining equipment maintenance and repair, which will be provided by the relevant equipment providers. Gold Fields expects to begin implementing this transition during a period commencing several months prior to the expiration of the AMS contract.

A feasibility study on the proposed expansion of the Tarkwa mine, or the Tarkwa Expansion Project, was completed during January 2003 and Gold Fields has commenced construction of a new 4.2 million tonne per annum SAG mill and CIL facility. The project is expected to be completed by the end of 2004.

The Tarkwa mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 140 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road.

Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,

	2001	2002	2003

Production
Tonnes (‘000)	11,667	14,914	15,210
Recovered grade (g/t)	1.2	1.1	1.1
Gold produced (‘000 oz)(1)	440	544	540
Results of operations ($ million)
Total production costs	81.0	105.0	121.5
Total cash costs	66.9	89.7	105.0
Cash profit	55.7	62.9	74.4
Cost per ounce of gold ($)
Total production costs	178	193	225
Total cash costs	147	165	195

Note:

(1)	In fiscal 2001, 2002 and 2003, 0.313 million ounces of production, 0.386 million ounces of production and 0.384 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

From fiscal 2002 to fiscal 2003, tonnage treated rose marginally due to continued improvements to both the North and South Plants. Ounces produced declined slightly as a result of lower dissolution, which is characteristic of the harder ores being processed in greater amounts. At the same time, total cash costs have increased mainly due to lower yields caused by lower dissolution as well as higher costs for both electricity and diesel fuel.

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Tarkwa, at the production level achieved in fiscal 2003, Tarkwa’s June 30, 2003 total proven and probable reserves of 9.83 million ounces (7.0 million ounces of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2014. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

Tarkwa’s ore can be processed using conventional heap leach techniques with acceptable recoveries. The current operation incorporates two separate heap leach circuits, the North Plant and the South Plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2003, for each of the plants at Tarkwa:

Processing Techniques

Approximate
					Average	progressive
					milled for	recovery
					the year	factor for the
	Year	Comminution			ended June	year ended
Plant	commissioned	Phase	Treatment phase	Capacity	30, 2003	June 30, 2003

(tonnes/month)
North Plant Heap Leach Facility	1997	Multiple stage crushing and screening process, including agglomeration	Heap leach(1) with AD&R treatment	766,000	788,787	75.96%
South Plant Heap Leach Facility	1992	Multiple stage crushing and screening process, including agglomeration	Heap leach(1) with AD&R treatment and electrowinning	451,000	451,008	61.06%

Note:

(1)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 84% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of around 84% of contained gold, equivalent to full recovery of all recoverable gold.

In fiscal 2004, Gold Fields plans to continue optimization of the two crushing plants while completing solution upgrade improvements on the heap leach pads. The commissioning of the SAG mill and the CIL plant is expected to take place in the first half of fiscal 2005. These efforts are required to counter the impact of decreasing yields and anticipated rising costs in respect of fuel and power, coupled with increasing stripping ratios. Further, considerable effort has been placed on reducing the gold-in-process at both the North and South Plant Heap Leach facilities and, to this end, a $3.0 million solution handling system and gold recovery plant upgrade project is being implemented to increase irrigation times from 270 days to 450 days. Heap leach pad expansions were completed in fiscal 2003 at a total cost of $11.0 million.

Gold Fields has also taken steps to address the expected impact of harder ores on the South Plant Heap Leach facility and has moved crushing equipment from the old Teberebie plant to the South Plant to offset any reduction in throughput due to harder ores and to provide increased screening capacity. Additional solution delivery and handling capabilities have been added to the South Plant Heap Leach facility as well.

Capital Expenditure

Gold Fields spent $26.6 million on capital expenditures at the Tarkwa operation in fiscal 2003, primarily on heap leach pad expansion. Gold Fields has budgeted approximately $124.8 million for capital expenditure at Tarkwa for fiscal 2004, principally on the new CIL plant and SAG mill and the transition to owner mining.

Damang Mine

Introduction

On January 23, 2002, Gold Fields and Repadre completed the acquisition from Ranger of Ranger’s 90% beneficial interest in Abosso and shareholder loans from Ranger to Abosso totalling A$75.7 million ($39.4 million at an exchange rate of A$1.92 per $1.00, which was the noon buying rate on the date of the transaction). Abosso is a Ghanaian company which owns the Damang mine. Total consideration for the purchase was A$63.3 million ($32.9 million at an exchange rate of A$1.92 per $1.00) in cash contributed by Gold Fields and 4,000,000 Repadre shares. Following the transaction, 71.1% of Abosso was owned by Gold Fields, 18.9% by Repadre and 10.0% by the Ghanaian government, mirroring the shareholding structure of Gold Fields Ghana. Repadre’s interest was acquired by Iamgold when the latter merged with Repadre on January 8, 2003.

On January 23, 2002, Gold Fields utilized the full amount of $50.0 million available under two loan facilities to fund the costs of the acquisition, refinance a letter of credit which acts as an environmental performance bond for the Damang mine, refinance Abosso’s external indebtedness and provide funds for general corporate purposes. By June 2002, Gold Fields repaid in full the $15.0 million term loan facility entered into in connection with the Abosso acquisition. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit facilities.”

The Damang mine is located in the Wassa West District in southwestern Ghana approximately 360 kilometers by road west of Accra and approximately 30 kilometers by road northeast of the Tarkwa mine. It consists of an open pit operation with a SAG mill and CIL processing plant.

Damang operates under a mining lease with a total area of approximately 5,200 hectares. In the fiscal year ended June 30, 2003, the Damang mine produced 0.299 million ounces of gold, of which 0.213 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso. As of June 30, 2003, Damang had approximately 1,000 employees, including those employed by outside contractors.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. In the late 1980s, Ranger commenced a project to study the feasibility of surface mining at Damang, which culminated in an agreement with the government of Ghana to develop and conduct surface mining at the site. Surface mining at Damang commenced in August 1997, and Gold Fields assumed control of the operations on January 23, 2002.

Geology

The geology of the Damang mine is different from that of the Tarkwa mine. The deposit occurs at the hinge of a regional anticline as hydrothermal mineralization associated with dominantly east dipping thrusts and sub-horizontal quartz veins. Primary gold mineralization also occurs in the conglomerates of the Tarkwaian Formation.

Mining

Damang mine is engaged in both open pit and production stockpile surface mining, and is thus subject to all of the surface mining risks discussed in the Risk Factors section. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. While there is no reliable industry benchmark for safety at Ghanaian surface mining operations, the Damang mine had a lost time injury frequency rate of approximately 0.6 per million man hours worked. There were no reported fatalities at the Damang mine in fiscal 2001, 2002 or 2003 or, to date, in fiscal 2004.

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting downwards into the open pit occurs in 3 meter flitches, which are then combined to form steps of 6 meters with the ore loaded into 100 tonne dump trucks.

Other than the unusual hardness of the rock at the site, Damang presents no unusual challenges beyond those faced at most open pits and ore processing operations, including variations in amenability of ores.

As with the Tarkwa mine, a substantial proportion of the operations at Damang is performed by a mining contractor, AMS. Pursuant to a contract with Abosso, AMS provides employees, supplies and equipment for mining at Damang, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used, with adjustments for overtime and holiday periods. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract, which is unavoidable or which is caused by any negligent act or omission of employees of Abosso or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Gold Fields can terminate its contract at any time without paying any significant penalties or having to purchase any of AMS’s equipment. The contract with AMS is scheduled to expire in December 2003. Gold Fields is currently in negotiations with AMS to extend this agreement for a period equal to Damang’s life of mine.

The Damang mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 200 kilometers away by road in Takoradi, or from Accra, which is approximately 360 kilometers away by road.

Detailed below are the operating and production results at Damang for fiscal 2001, the six-month period ended December 31, 2001, the period from January 23, 2002 to June 30, 2002 and the fiscal year ended June 30, 2003.

		Six-month	Period from
		period ended	January 23,
		December 31,	2002 to June
	Fiscal 2001	2001	30, 2002(2)	Fiscal 2003

Production
Tonnes (‘000)	4,540	2,204	1,951	4,877
Recovered grade (g/t)	2.2	2.0	2.3	1.9
Gold produced (‘000 oz)(1)	322	143	141	299
Results of operations ($ million)
Total production costs	82.4	42.8	32.9	77.9
Total cash costs	67.0	35.0	29.9	72.6
Cash profit	28.7	8.8	15.7	26.9
Cost per ounce of gold ($)
Total production costs	256	298	233	260
Total cash costs	208	244	211	243

Notes:

(1)	In the period from January 23, 2002 to June 30, 2002, 0.100 million ounces and in fiscal 2003, 0.213 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso.

(2)	Financial data for the period from January 23, 2002 to June 30, 2002 and for the year ended June 30, 2003, are based on Gold Fields’ audited financial statements for the years ended June 30, 2002 and 2003, respectively, which have been prepared in accordance with U.S. GAAP and are not comparable with financial data based on the audited annual financial statements for Abosso for the year ended June 30, 2001 and the unaudited financial statements for Abosso for the six-month period ended December 31, 2001, which have been prepared in accordance with IFRS and reconciled to U.S. GAAP.

In the period from January 23, 2002 to June 30, 2003, tonnage processed and ounces of gold produced were in line with mine optimization strategies. Total cash costs per ounce of gold were consistent with management’s expectations.

Results at Damang in fiscal 2003 were characterised by the ongoing optimization of the milling circuit. Commissioning of the new Lima open pit partially offset shortfalls in grade experienced from stockpiles that were an important source of ore for this plant. Increases in the price of electricity, diesel fuel and liquid petroleum gas had a material impact on costs. These costs are likely to further increase in fiscal 2004. Changes in operational practices have reduced the amount of electrical power consumed, offsetting in part the electricity price increase.

A marginal decline in gold production is expected at Damang in fiscal 2004, caused partially by a planned mill maintenance shut down early in the financial year, and partially by an expected gradual decline in head grades in line with depletion of the Damang pit ore reserves.

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Damang, at an annualized production level based on actual production for fiscal 2003, Damang’s June 30, 2003 total proven and probable reserves of 0.919 million ounces (0.653 million ounces of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2007. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

All processing at Damang is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003, for the plant:

Processing Techniques

Approximate
					Average	progressive
					milled for	recovery
					the year	factor for the
					ended	year ended
	Year	Comminution	Treatment		June 30,	June 30,
Plant	commissioned	Phase	phase	Capacity	2003	2003

(tonnes/month)
Main Plant	1997	Single stage crushing with SAG ball milling	CIL	378,000	383,350	90.55%

Capital Expenditure

Gold Fields spent $1.8 million on capital expenditures at the Damang mine in fiscal 2003, primarily on raising the earth walls of the East tailing storage facility and the construction of a haul road to the new Lima pit. Gold Fields has budgeted approximately $1.2 million of capital expenditure at Damang for fiscal 2004, primarily for exploration.

Australia Operation

On November 30, 2001, Gold Fields acquired from WMC Limited and WMC Resources Ltd (collectively, WMC), members of an Australian mining group, WMC’s gold mining operations in Australia, including the St. Ives and Agnew gold mining operations. The consideration for the transaction was $233.1 million, comprising $180.0 million in cash and 12,000,000 Gold Fields ordinary shares valued at $53.1 million. Of the cash amount, a total of $169.6 million was paid on November 30, 2001. The remainder was comprised principally of amounts in respect of transfer taxes and was paid in full by June 2002. Pursuant to the agreement entered into with WMC, Gold Fields was obligated to issue to WMC ordinary shares with a value of $52.0 million based on the trading price of Gold Fields’ ADSs, subject to a minimum of 12,000,000 ordinary shares being issued. The higher value of $53.1 million assigned to the ordinary shares by Gold Fields is due to the method of determining that value under U.S. GAAP. On November 30, 2001, Gold Fields issued 12,000,000 ordinary shares to WMC. The market value of those ordinary shares, based on the closing price of Gold Fields’ ADSs of $4.60 on November 29, 2001, was $55.2 million.

In addition, Gold Fields agreed to pay to WMC a royalty based on future gold production at St. Ives and Agnew, calculated according to the following criteria:

•	4% of the net smelter return of the gold production of St. Ives for each quarter to the extent that cumulative production of gold from November 30, 2001 exceeds 3.3 million ounces, subject to the spot price of gold exceeding A$400 per ounce;

•	4% of the net smelter return of the gold production of Agnew for each quarter to the extent that cumulative production of gold from November 30, 2001 exceeds 0.8 million ounces, subject to the spot price of gold exceeding A$400 per ounce; and

•	10% of the difference between the spot gold price and A$600 per ounce of gold in respect of all gold produced from St. Ives and Agnew each quarter after November 30, 2001, subject to the spot price of gold exceeding A$600 per ounce.

The royalties are payable in cash, quarterly in arrears. To date, no royalty payments have been required to be paid by Gold Fields under this agreement. On June 26, 2002, WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million ($2.0 million at an exchange rate of A$1.80 to $1.00), which was paid on July 11, 2002.

The 12,000,000 Gold Fields ordinary shares for the purchase were issued pursuant to the general authority granted to Gold Fields’ directors by the shareholders at the October 31, 2001 annual general meeting of shareholders. On November 30, 2001, Gold Fields utilized the full amount of $160.0 million available under a term loan facility and $5.0 million of a $90.0 million revolving credit facility to fund the acquisition. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit facilities.”

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds mining leases covering a total area of approximately 214,500 hectares. St. Ives is both a surface and underground operation, with a number of open pits, two operating underground mines, and two underground mines in development and two metallurgical plants. In fiscal 2003, St. Ives produced 0.513 million ounces of gold. St. Ives had a work force of approximately 950 employees as of June 30, 2003, approximately 665 of whom were employed by outside contractors.

Gold production takes place over an extensive area at St. Ives, although it is mainly concentrated in a 30 kilometer corridor extending south-southeast from Kambalda across Lake Lefroy.

History

Gold mining began in the St. Ives area in 1897, with WMC commencing gold mining operations at St. Ives in 1980.

Geology

The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the Eastern Goldfields Province. In the St. Ives area the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with host rocks highly metamorphosed to upper greenschist and lower amphibolite facies. Gold mineralization discovered to date is best developed in the mafic dominated parts of the sequence, hosted in minor structures including vein arrays, breccia zones and central, quartz rich and mylonitic parts of shear zones. Deposit styles and ore controls are varied, but deposits are commonly associated with subsidiary structures which splay off the regionally extensive Boulder-Lefroy Fault.

Mining

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in the Risk Factors section. Seismicity at the Junction mine is the primary safety risk, which is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. The safety record at St. Ives during fiscal 2003, in terms of lost time injury frequency rate, was better than the Australian industry average for the same period. No fatalities were recorded in fiscal 2002, 2003 or, to date, in fiscal 2004.

St. Ives sources production from a variety of underground and surface operations, and has a heap leach operation which treats low and marginal grade ore. The principal production sources in fiscal 2003 included the Junction underground mine, the Argo open pit mine and the Minotuar and Agamemnon open pit mines within the Greater Revenge Area. Gold Fields expects the principal production sources in fiscal 2004 to include the Junction underground mine, the Argo underground mine, the Leviathan underground complex, the Argo open pit mine and the Agamemnon and Mars open pit mines within the Greater Revenge Area. As many of the operations at St. Ives involve mining deposits on or under Lake Lefroy (which is a shallow salt lake), extracting ore requires construction of berms and other earthworks to prevent water intrusion. Open pit operations use 180 to 250 tonne excavators loading 150 tonne trucks. Waste dumps are formed adjacent to the pits.

Most underground mining labor at the Junction mine is currently provided by a contractor, Carlowen Pty Ltd, which trades as GBF Underground Mining, or GBF. Pursuant to a contract between GBF and WMC Resources Ltd commencing on August 7, 1999, GBF provides employees, supplies and equipment for development and underground mining at the Junction mine, including underground excavation, drilling, blasting, and waste strippage, as well as the haulage of the material produced from the mining activities, including both ore and waste. GBF receives fees under the contract which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the contract, GBF is liable for, among other things, any liabilities or loss resulting from performance or non-performance of the contract, including liabilities or loss caused by any subcontractor it hires. GBF is not liable for liabilities or loss that are the result of the sole negligence of or a breach of a statutory duty of the mine owner.

GBF is required to ensure that it and any subcontractors have adequate insurance. The rights of WMC Resources Ltd under the contract have been assigned to St. Ives Gold Mining Company Pty Ltd and the expiration date of the contract with GBF has been extended from August 7, 2002 to August 7, 2004. GBF is also the mining contractor for the Argo underground mine pursuant to a contract which has substantially similar terms. This contract with GBF for the Argo mine is expected to be completed in July 2005. GBF is also the mining contractor at the Leviathan underground complex pursuant to a contract which also has substantially similar terms and is expected to be completed in November 2005.

Leighton Contractors Pty Limited, or Leighton, performs the surface mining at St. Ives. Pursuant to a contract between Leighton and St. Ives commencing on April 1, 2002, Leighton provides employees, supplies and equipment for mining ore, minerals and waste at the St. Ives operation. Under the terms of the contract, Leighton is liable for claims arising from its performance or non-performance or any loss, damage, injury or death related to the presence of its employees on the sites. Leighton is not liable for claims or loss due to the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance. Leighton also has a risk sharing arrangement with St. Ives where they agree to work together to minimize costs and share any resulting cost savings or overruns. The contract was initially expected to be completed in February 2004. Gold Fields is currently negotiating an extension of the contract until January 30, 2005.

Junction Underground Mine. The Junction mine currently uses a combination of uphole open stoping and uphole bench and fill mining methods, with the mix depending on development and production needs. Backfilling using a slurry consisting of tailings and cement, a specifically designed dynamic ground support system as well as stope sequencing, are used to address seismicity issues. Access to the orebody is through a decline tunnel which accommodates workers, materials and equipment. The maximum depth at present is approximately 700 meters. Gold Fields currently plans to reduce reliance on the Junction mine as a source of high grade ores.

Argo Open Pit and Underground Mine. Argo has had an open pit operation since 1994. After a dormant period, WMC began open pit mining there again in 2000. Gold Fields expects the open pit to cease production by the end of 2003 at a final depth of 130 meters. Development of the Argo underground reserves commenced in fiscal 2003 in line with Gold Fields’ strategy to reduce reliance on the Junction mine as a source of high grade ore. Stoping activities at the Argo mine commenced in November 2003.

Greater Revenge Area. Mining at the Greater Revenge Area commenced in 1989. Mining operations at the Greater Revenge Area during fiscal 2003 consisted of the Agamemnon, Minotaur and Mars open pit mines, which are located under Lake Lefroy. The mines apply typical open pit and lake sediment mining methods.

Leviathan Complex. The Sirius underground operation, the first of three underground operations scheduled within the Leviathan complex, commenced operations during fiscal 2003. The two remaining underground operations (East Repulse and Conqueror) are scheduled to commence stoping operations in fiscal 2004. The East Repulse access is currently being developed. In addition, Gold Fields is continuing to explore opportunities for further extensions of mining operations within the Leviathan complex.

During fiscal 2003, the mining strategy underwent changes at St. Ives as higher tonnage volumes were required from surface sources to offset mining problems in the Junction underground mine and the Minotaur open pit mine. One of the year’s main challenges was the ongoing seismicity at Junction underground mine which affected mining sequences and required a revised configuration and support plan.

The St. Ives optimization study, which had been exploring long-term processing and mining strategies, was completed during the second quarter of fiscal 2004 with the completion of a feasibility study. On November 20, 2003, Gold Fields announced plans to construct a new 4.5 million tonne per annum mill at an estimated cost of A$125.0 million. Gold Fields expects to complete construction by the first quarter of 2005.

The St. Ives operation has access to the local electricity supplier and water, rail and road infrastructure, and needed supplies are trucked in from Kalgoorlie.

Detailed below are the operating and production results at St. Ives for the years ended December 31, 2000, the six-month period ended June 30, 2001, the seven-month period ended June 30, 2002 and fiscal 2003.

	Year ended	Six-month	Seven-month
	December 31,	period ended	period ended
	2000	June 30, 2001	June 30, 2002(1)	Fiscal 2003

Production
Tonnes (‘000)	3,365	2,350	3,398	5,486
Recovered grade (g/t)	3.8	3.0	3.1	2.9
Gold produced (‘000 oz)	405	233	341	513
Results of operations ($ million)
Total production costs	85.4	47.6	75.3	151.3
Total cash costs	53.5	27.6	56.3	101.5
Cash profit	58.5	33.5	47.3	74.7
Cost per ounce of gold ($)
Total production costs	211	204	221 (2)	295	(2)
Total cash costs	132	119	165	198

Notes:

(1)	Financial data for the seven-month period ended June 30, 2002 and the fiscal year ended June 30, 2003 are based on Gold Fields’ audited financial statements for the period ended June 30, 2002 and 2003, respectively, which have been prepared in accordance with the U.S. GAAP and are not comparable with financial data based on the audited annual financial statements for St. Ives and Agnew, referred to together as the Gold Business Unit, for the year ended December 31, 2000 and the six-month period ended June 30, 2001, which have been prepared in accordance with Australian GAAP and reconciled to U.S. GAAP.

(2)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

In fiscal 2003, tonnage processed, ounces of gold produced and total cash costs per ounce of gold were 5.486 million ounces, 0.513 million ounces and $198, respectively. Gold production was slightly below management expectations primarily as a result of seismicity at the Junction underground mine. Open pit operations volumes were increased to reduce the potential impact of the Junction underground issues. On a simplistic basis, and assuming that no additional reserves are identified at St. Ives, at an annualized production level based on actual production during fiscal 2003, St. Ives’ June 30, 2003 proven and probable reserves of 2.98 million ounces of gold will be sufficient to maintain production through approximately fiscal 2009. However, because St. Ives’ operations consist of several different underground and open pit mines that are at various stages of maturity, it is expected that production at some operations will decrease earlier than at others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2003, for each of the plants at St. Ives. The Heap Leach Plant operation treats low and marginal grade ore from St. Ives, with crushing and stacking conducted by a contractor, Henry Walker Eltin Pty Ltd, or Henry Walker Eltin.

	Processing Techniques

					Average	Approximate
					milled for	recovery
					the year	factor for the
					ended	year ended
	Year	Comminution	Treatment		June 30,	June 30,
Plant	commissioned	Phase	phase	Capacity	2003	2003

				(tonnes/month)
Main Plant	1988	Single stage crushing and SAG milling	CIP treatment with electrowinning	258,000	264,500	95.4%
Heap Leach Plant(1)	2000	Multiple stage crushing and screening process	Carbon absorption	167,000	178,500 (1)	63.1%

Note:

(1)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 84% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of around 84% of contained gold, equivalent to full recovery of all recoverable gold.

During fiscal 2003, St. Ives had arrangements with two nearby mining operations under which those mines’ extra processing capacity was used for processing ore mined at St. Ives. During fiscal 2003, 170,348 tonnes of ore were processed on a toll basis by these nearby mining operations. Gold Fields produced 10,616 ounces of gold from this source in fiscal 2003. These arrangements will remain in effect until the third quarter of fiscal 2004 unless extended by the parties.

Capital Expenditure

Gold Fields spent A$93.3 million on capital expenditures at St. Ives in fiscal 2003, primarily on pit and underground development and reserve expansion, particularly at Argo, and on exploration. Gold Fields has budgeted approximately A$127.6 million for capital expenditure at St. Ives for fiscal 2004, principally for exploration, the construction of a new metallurgical processing plant and continuing underground development at the Argo mine and the Leviathan complex. In addition, on November 20, 2003, Gold Fields announced plans to construct a new 4.5 million tonne per annum mill at an estimated cost of A$125.0 million.

Agnew

Introduction

Agnew is located 25 kilometers southwest of Leinster, approximately 375 kilometers north of Kalgoorlie in Western Australia. It holds mining leases covering a total area of approximately 11,200 hectares. Agnew is both a surface production stockpile and an underground operation, with one open pit stockpile, two underground mines and one metallurgical plant. In fiscal 2003, it produced 0.144 million ounces of gold. Agnew had a workforce of approximately 250 employees as of June 30, 2003, approximately 150 of whom were employed by outside contractors.

History

Gold was discovered at Agnew in 1895, with gold being produced there since then. WMC acquired the operation in the early 1980s and commenced open pit mining operations in 1987.

Geology

The Agnew deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the Achaean Eastern Goldfields province. In the Agnew area the greenstone belt is comprised of an older sequence of ultramafic flows, gabbros, basalts, felsic volcanics and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew deposits are located on the western limb of this anticline, and major deposits discovered to date lie at or near, the sheared contact with the overlying sequence of sedimentary rocks. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones.

Mining

Agnew is engaged in underground mining and production stockpile surface mining and is thus subject to all of the underground and stockpile mining risks discussed in the Risk Factors section. The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support. The safety record at Agnew during fiscal 2003, in terms of lost injury time frequency rate, was better than the Australian industry average for the same period. There were no fatalities at Agnew in fiscal 2002, 2003 or, to date, in fiscal 2004.

Agnew was constrained by a shortage of ore sources during fiscal 2003 caused by a poor grade performance in the Waroonga open pit and the decline in economic ores in the Crusader underground mine. The Waroonga open pit was closed during the third quarter of fiscal 2003 following an expected depletion of economic ores and complications associated with pit wall instability. Following a decline in the Crusader mine, operations at that mine were shifted to the adjacent Deliverer lode. The performance of this complex remained erratic due to the high degree of variability in grade and thickness of ore zones. Gold Fields expects operations there to cease by the end of fiscal 2004. The Kim underground mine, which was commissioned in fiscal 2003, achieved sustainable levels of production by the end of fiscal 2003.

Most underground mining labor at the Crusader/Deliverer and Kim underground mines is currently provided by Byrnecut. Byrnecut provides employees, supplies and equipment for underground mining activities including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under the contracts which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Byrnecut is liable for claims arising from its performance or non-performance or any loss, damage, injury or death related to the presence of its employees on the sites. Byrnecut is not liable for claims or loss due to the mine owner’s negligence. Byrnecut is required to ensure that it and any subcontractors have adequate insurance. The agreement provides that major work at the mines is to be completed by May 23, 2006.

Waroonga Complex. The Waroonga Complex currently includes the Kim underground mine and the Main Lode deposit. The Waroonga open pit mine was completed and operations ceased in the third quarter of fiscal 2003. Development of the Kim underground mine, to access an orebody below the Waroonga open pit, continued during fiscal 2003 with primary ore production activities commencing in the second half of the year. The mine currently uses uphole open stoping methods with access to the orebody through a decline tunnel which accommodates workers, materials and equipment. All mining is currently conducted by Byrnecut. During April 2003, production was halted for three weeks when a fall of ground occurred which interfered with access to the portal leading underground. Ore production is expected to achieve full sustainable levels in the first half of fiscal 2004. Feasibility studies for the adjacent Main Lode underground deposit are expected to be completed during the third quarter of fiscal 2004.

Crusader/Deliverer Underground Mine. The Crusader deposit was discovered in 1987, with mining commencing in 1989, initially via an open pit mine. Access to the mine is from a portal near the bottom of the old Crusader open pit mine which leads to a decline. The Deliverer deposit is adjacent to Crusader and is mined concurrently via the same decline access from the surface. Mining methods employed include Jumbo cut and mullock fill, uphole open stoping and uphole bench and fill mining methods and are varied to accommodate changes in geotechnical conditions and orebody geometry. All mining and access activities are conducted by Byrnecut. Gold Fields expects economic reserves to be depleted and mining operations at Crusader to have ceased by the end of fiscal 2004. Exploration and development works are currently being undertaken at several other deposits to provide alternative sources of production. For example, a feasibility study for the Songvang deposit, a proposed mine located 8 miles south of the Crusader mine, is expected to be completed during the first half of fiscal 2004.

Agnew has access to the local electricity supplier and road infrastructure. Water is supplied from local wells, and needed supplies are generally trucked in from Kalgoorlie.

Detailed below are the operating and production results at Agnew for the year ended December 31, 2000, the six-month period ended June 30, 2001, the seven-month period ended June 30, 2002 and fiscal 2003.

	Year ended	Six-month	Seven-month
	December 31,	period ended	period ended
	2000	June 30, 2001	June 30, 2002(1)	Fiscal 2003

Production
Tonnes (‘000)	1,048	515	682	1,268
Recovered grade (g/t)	6.2	6.0	3.8	3.5
Gold produced (‘000 oz)	212	97	83	144
Results of operations ($ million)
Total production costs	42.5	19.6	29.0	56.9
Total cash costs	34.1	15.5	18.0	31.5
Cash profit	24.7	9.9	7.0	17.8
Cost per ounce of gold ($)
Total production costs	201	202	351 (2)	396	(2)
Total cash costs	161	159	218	219

Notes:

(1)	Financial data for the seven-month period ended June 30, 2002 and the fiscal year ended June 30, 2003 are based on Gold Fields’ audited financial statements for the years ended June 30, 2002, and 2003, respectively which have been prepared in accordance with U.S. GAAP and are not comparable with financial data based on the audited annual financial statements for St. Ives and Agnew, referred to together as the Gold Business Unit, for the year ended December 31, 2000 and the six-month period ended June 30, 2001, which have been prepared in accordance with Australian GAAP and reconciled to U.S. GAAP.

(2)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

In fiscal 2003, tonnage processed and ounces of gold produced were 1.268 million and 0.144 million ounces, respectively. Gold production was well below management expectations due to an inability to add sufficient economic material to reserves at the Crusader/Deliverer underground mine to sustain full scale production throughout the period. In addition, grades from the Waroonga open pit mine were below expectations prior to its closure. On a simplistic basis, and assuming that no additional reserves are identified at Agnew, at an annualized production level based on actual production during fiscal 2003, Agnew’s June 30, 2003 proven and probable reserves of 0.5 million ounces of gold will be sufficient to maintain production through approximately fiscal 2007. However, because Agnew’s operations consist of several different underground mines that are at various stages of maturity, it is expected that some operations will decrease production earlier than others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003 for the plant:

Processing Techniques

					Average	Approximate
					milled for	recovery
					the year	factor for the
					ended	year ended
	Year	Comminution	Treatment		June 30,	June 30,
Plant	commissioned	Phase	phase	Capacity	2003	2003

(tonnes/month)
Main Plant	1986	SAG milling	CIP treatment	96,000	105,500	90.7%

Capital Expenditure

Gold Fields spent A$32.2 million on capital expenditures at Agnew in fiscal 2003, primarily on underground development at Waroonga and Crusader and on exploration. Gold Fields has budgeted approximately A$22.5 million for capital expenditure at Agnew for fiscal 2004, principally for underground development at Waroonga and for exploration.

Exploration

Gold Fields holds a diverse portfolio of active gold and platinum group metal exploration projects and assets in Africa, Europe, North America, South America and Australasia, which are primarily held through project companies incorporated in the jurisdiction where the exploration projects or assets are located. In addition, Gold Fields has in place a number of exploration projects in connection with mineral rights it holds which are adjacent to its active mining operations in South Africa, Ghana and Australia. Gold Fields’ exploration program is headquartered in Denver, Colorado, which also acts as the regional office for North and Central America, with regional offices also in Oxford, England (responsible for Europe and Africa), Perth, Australia (responsible for Australasia), Santiago, Chile (responsible for South America) and Moscow, the Russian Federation (responsible for the Russian Federation). Gold Fields’ exploration team includes 14 geologists, along with support staff. Gold Fields directs exploration activities at sites adjacent to its South African, Ghanaian and Australian operations from its offices in Johannesburg, Oxford and Perth, respectively, with logistical support from the mining operations.

Gold Fields’ exploration strategy is based on a balanced approach to projects, which permits it to consider a project at any stage of development, from greenfield projects through the feasibility study phase. Gold Fields focuses its exploration activities on finding quality mineral assets with potential for low-cost extraction of gold or platinum group metals. When determining whether it will proceed with a project, Gold Fields weighs a variety of cost factors, including the cost of acquiring the project, expected cash operating costs, costs of capital and overhead costs, against the likely returns for the project and the project’s strategic importance in terms of geographic diversification and production profiles. With respect to exploration projects which are adjacent to Gold Fields’ existing mining operations, Gold Fields also considers possible operating synergies which can be realized, for example, by sharing processing plants and other infrastructure.

Gold Fields has also expanded its exploration activities in countries and regions where it has more limited experience by means of equity investments in, and strategic alliances with, junior mining partners that are already operating in the relevant region with the requisite mining permits and approvals. Gold Fields has applied this strategy to exploration projects in Canada, Ecuador, Tanzania, Burkina Faso, China and Bulgaria, among others.

Generally, Gold Fields budgets to spend up to $10 per ounce of gold it produces on exploration, provided the opportunities offered warrant such expenditure. At current gold prices, the universe of gold prospects that may offer positive returns is limited and exploration efforts are carefully selected with strict economic criteria in mind.

In order to be considered by Gold Fields, an exploration project must have the potential to meet the majority of certain minimum target criteria, which Gold Fields refers to as the “Rule of Twos”. The Rule of Twos criteria require that a project has potential for a minimum of 2 million ounces of reserves, production rates of greater than 200,000 ounces per year, cash cost of production of less than half the commodity price and a double digit rate of return. If these criteria are met and the project fits within Gold Fields’ strategic development goals and is not located in a region which Gold Fields considers high-risk, Gold Fields will consider taking on the project.

Gold Fields’ goal in its search for quality assets is to be in the lowest quartile of breakeven cost defined as the sum of acquisition costs, total cash operating costs, capital costs and general and administrative costs.

Gold Fields divides the different phases of a project’s development into what it refers to as the “resource triangle.” The resource triangle provides for the progression of an exploration project in five steps: (1) greenfield exploration, (2) initial drilling, (3) resource definition, (4) pre-feasibility studies and (5) a feasibility study. Each regional exploration office typically targets one greenfield exploration project, along with various other projects at varying stages of development. Once a project reaches the feasibility stage, a team evaluates the project with feedback regarding the project’s strategic implications from Gold Fields’ corporate development office.

Gold Fields’ Exploration Projects

The table below provides a breakdown of the number of projects in Gold Fields’ four exploration regions for each of the five phases of the resource triangle as at September 30, 2003. The table does not include exploration projects on sites adjacent to Gold Fields’ existing operations in South Africa, Ghana or Australia.

	North and
	Central	Europe and		South
	America	Africa	Australasia	America

Phase
Feasibility	—	1	—	—
Pre-feasibility	—	1	—	—
Resource definition	1	2	2	—
Initial drilling	—	2	2	2
Greenfield	1	1	1	2

Gold Fields spent $29.6 million on exploration projects not adjacent to its mining operations in fiscal 2003. Gold Fields’ total exploration budget for projects not adjacent to its mining operations for fiscal 2004 is approximately $40.0 million. In addition, Gold Fields spent $30.0 million on exploration at sites adjacent to its existing mining operations in fiscal 2003 and has budgeted approximately $30.0 million for fiscal 2004.

On July 10, 2002, Gold Fields announced that it had granted Mvelaphanda Resources Limited participation rights of up to 15% in Gold Fields’ precious metals exploration projects in Africa, after March 1, 2002. See “Major Shareholders and Related Party Transactions.”

Arctic Platinum Partnership

Currently, Gold Fields has one exploration project, referred to as the Arctic Platinum Partnership, or APP, which is at an advanced stage of development. APP is located near the city of Rovaniemi in northern Finland. APP was set up in 2000 as a joint venture to develop potential platinum group metal deposits through open pit and underground operations. Gold Fields held 51% of APP during fiscal 2003, with the remainder held by Outokumpu Oyj, a Finnish industrial conglomerate with over 50 years’ experience designing and supplying technology for the mining and metallurgical industries. On September 11, 2003, Gold Fields exercised its pre-emptive right to acquire Outokumpu’s 49% stake in APP, for consideration of $31 million comprising $23 million in cash and Gold Fields ordinary shares worth $8 million. APP is currently at an advanced stage of assessing two potential open pit deposits called Konttijarvi and Ahmavaara, which are referred to as the Suhanko Project, and is also performing a pre-feasibility study on other deposits known as the SK Reef deposits. APP has received a limited mining lease for the Suhanko Project mine development, which is effective until May 2004. Gold Fields expects to apply to extend the limited mining license beyond this date and convert to a full mining license at the Suhanko Project in 2004. Gold Fields has submitted a preliminary Environmental Impact Assessment Report to local environmental authorities and has applied for an environmental permit. As of June 30, 2003, approximately 180,600 meters of drilling had been completed. The Konttijarvi, Ahmavaara and SK Reef deposits are found in the Konttijarvi-Suhanko Intrusion, which forms part of the Portimo mafic layered complex situated in northern Finland. APP is currently undertaking a feasibility study to determine the economic viability of the Suhanko Project which is expected to be completed during 2004. APP expects to complete the feasibility study for the Suhanko project in 2004.

Recent Developments

Cerro Corona Project

On December 17, 2003, Gold Fields, through its subsidiary, Gold Fields Corona (BVI) Limited, entered into a share purchase agreement with certain members of the Gubbins family to acquire a 92% interest in Sociedad Minera La Cima S.A., which owns the Cerro Corona Project, a gold and copper deposit, and other mining properties in Cajamarca, Peru. A feasibility study of the Cerro Corona Project was completed in August 2003.

Completion of the transaction is subject to certain conditions precedent, including obtaining certain surface rights, approval of an environmental impact assessment plan and the granting of construction permits.

Mvelaphanda Deal

On November 26, 2003, Gold Fields and Mvela Resources issued a detailed joint cautionary announcement to shareholders describing the terms of an agreement in principle for a broad-based black economic empowerment consortium, led by Mvela Resources, to acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields for consideration of R4.139 billion to be paid on completion of the transaction. An initial joint cautionary announcement regarding the proposed transaction was released on June 10, 2003.

The transaction relates to Gold Fields’ current South African gold mining assets, which include the Driefontein, Kloof and Beatrix mines and ancillary assets and operations. Detailed life of mine valuations have shown that the assets represented approximately 70% of Gold Fields’ total value measured at the time of the initial joint cautionary announcement. As such, the purchase consideration of the empowerment interest has been determined with reference to this percentage of Gold Fields’ market capitalization, based on the weighted average traded price of shares in Gold Fields over the 30 business days prior to June 10. The terms of the proposed transaction provide that the South African gold mining assets in which Mvela Resources will acquire a 15% beneficial interest will initially be acquired by a newly-created wholly-owned subsidiary of Gold Fields, GFI Mining South Africa Limited, or GFI-SA, pursuant to a Reorganisation Agreement among GFI-SA, Gold Fields, GFL Mining Services Limited and Gold Fields’ South African subsidiaries. A wholly-owned subsidiary of Mvela Resources, known as Mvela Gold, will lend to GFI-SA R4.139 billion which will be applied toward funding GFI-SA’s acquisition of the assets. Mvela Gold expects to finance the loan, referred to as the GFI-SA Loan, through (i) a R1.349 billion loan arranged and underwritten by several commercial banks, (ii) a R1.100 billion mezzanine finance loan, and (iii) an approximately R1.690 billion equity capital raising by Mvela Resources. The mezzanine finance loan will be provided by a special purpose entity, or SPV, and will be funded in part by Gold Fields’ subscription of R200.0 million of redeemable preference shares in the SPV. Gold Fields will acquire an interest in the SPV in proportion to the mezzanine finance it provides. In addition, Gold Fields will subscribe for R100.0 million of equity in Mvela Resources as part of the equity capital raising.

Gold Fields and certain of its subsidiaries will guarantee the obligations of GFI-SA under the GFI-SA Loan. The GFI-SA Loan will have a term of five years, will bear interest at a rate to be agreed by the parties and will be guaranteed by Gold Fields, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited. GFI-SA may elect to repay the loan (together with the present value of the then outstanding interest payment obligations) earlier at any time starting 12 months after the GFI-SA Loan is advanced. The GFI-SA Loan will also become immediately due and payable upon the occurrence of an event of default by GFI-SA or Gold Fields. The period during which the loan is outstanding is referred to as the “Lock-in Period.” Mvela Gold will undertake to subscribe for 15% of GFI-SA’s share capital, or the GFI-SA Shares, at the end of the Lock-in Period for a subscription price of R4.139 billion. Mvela Resources has undertaken that Mvela Gold will not dispose of its interest in GFI-SA during the Lock-in Period. Pursuant to a Subscription and Share Exchange Agreement between Gold Fields, GFI-SA and Mvela Gold, for a period of one year following the expiry of the Lock-in Period, either Gold Fields or Mvela Gold will be entitled to require the exchange of the GFI-SA Shares for ordinary shares of Gold Fields of an equivalent value, as agreed by the parties or, in the absence of such agreement, by an independent third party.

Until the end of the Lock-in Period, and thereafter for as long as Mvela Gold holds at least 10% of the issued share capital of GFI-SA, Mvela Gold will be entitled to nominate two candidates out of a maximum of seven to be elected to the board of directors of GFI-SA, and will also be entitled to appoint two members of each of GFI-SA’s Operations Committee and Transformation Committee, the latter of which will be established to monitor compliance with the requirements of the Mining Charter under the New Minerals Act. See “—Regulatory Matters—South Africa—Mineral Rights.” Gold Fields and Mvela Gold intend to use GFI-SA as the exclusive vehicle for all South African gold mining and gold exploration activities available to the companies for as long as Mvela Gold holds at least 10% of the issued share capital of GFI-SA. Subject to certain exceptions, the prior consent of Mvela Gold will be required for any material intra-group or other related party transactions entered into by GFI-SA. In addition, until Mvela Gold subscribes for the GFI-SA Shares, the prior consent of Mvela Resources will be required for the disposal by GFI-SA of all or substantially all of its business or any of its material assets. If Gold Fields or GFI-SA wishes to increase the interest of black-empowerment entities in GFI-SA or in any other business or assets of Gold Fields, other than pursuant to an employee share incentive scheme, Gold Fields will be required to first offer to Mvela Gold the opportunity to increase its interest in GFI-SA.

The transaction is subject to certain conditions being met, including approval of the transaction by the shareholders of both Gold Fields and Mvela Resources, the raising of the necessary financing by Mvela Resources and approval of the transaction by certain South African regulatory authorities, including the JSE and the SARB.

Private Placement of 17,250,000 Ordinary Shares

On November 7, 2003, Gold Fields completed an international private placement of 15,000,000 new ordinary shares for a cash price of $13.00 per share. Gold Fields granted to the underwriters an option to purchase an additional 2,250,000 new ordinary shares at the same price, which was exercised by the underwriters on December 3, 2003. Gold Fields intends to use the proceeds of this placement to fund certain capital projects and offshore corporate development.

Sale of Driefontein Mining Area to Anglogold

On September 18, 2003, Gold Fields and AngloGold Limited, or AngloGold, announced that an agreement has been reached on the sale of a portion of the Driefontein mining area to AngloGold for cash consideration of Rand 315 million. The mining area the transaction relates to is Block 1C11, which covers an area of 280,000 square meters and is located on the western boundary of the Driefontein mine. The mining area can be accessed from the adjacent TauTona mining operation of AngloGold. The sale is conditional upon approval by the South African Competition Commission, to the extent such approval is necessary.

Arctic Platinum Project

On September 11, 2003, Gold Fields Limited exercised its pre-emptive right to acquire Outokumpu’s 49% stake in the Arctic Platinum Project in Finland, in which Gold Fields held a 51% majority share.

The Arctic Platinum partnership agreement between Gold Fields and Outokumpu contained the right of pre-emption in favor of both parties in respect of any intended disposals by either party of their interest in the Arctic Platinum project. Pursuant to this arrangement, Gold Fields paid $31 million to Outokumpu, consisting of $23 million in cash and Gold Fields ordinary shares worth $8 million.

Insurance

Gold Fields holds insurance policies providing coverage for accidental loss or damage, business interruption in the form of fixed operating costs or standing charges, public liability, material damage and other losses which it holds through a captive insurance company domiciled in Gibraltar. Gold Fields’ insurance policies covering material damage and business interruption based on fixed operating costs or standing charges provide coverage in amounts up to $100 million per event occurring underground and up to $300 million per event occurring elsewhere. In fiscal 2003, Gold Fields changed from business interruption cover based on gross profit to cover based on fixed operating costs or standing charges only in an effort to reduce costs.

Management believes that the scope and amounts of coverage of its insurance policies are adequate and in accordance with customary practice for a gold mining company of its size with multinational operations.

Regulatory and Environmental Matters

South Africa

Environmental

Gold Fields’ South African operations are subject to various laws relating to the protection of the environment. South Africa’s Constitution grants the people of South Africa the right to an environment that is not harmful to human health or well-being and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution also grants legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their constitutional rights, which are enforceable against private entities as well as the South African government.

Environmental legislation in South Africa has become increasingly more onerous while enforcement of environmental requirements in South Africa is now more rigorous than in the past. Specific environmental rules pertaining to prospecting and mining are set out in the Minerals Act No. 50 of 1991, or the Minerals Act, and its regulations. The environmental obligations imposed by the Mineral and Petroleum Resources Development Bill are significantly more stringent than the provisions of the current Minerals Act. See “—Mineral Rights.”

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. In addition, all prospecting and mining operations are required by the current Minerals Act to be conducted according to an approved environmental management program, which must be approved by the Department of Minerals and Energy.

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management program. In addition, during the operational life of the mine they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The trust fund system enables payments to be made in a tax efficient way, while providing comfort to the regulators that the operator has the means to restore any mine after operations have ceased. As of September 30, 2003, Gold Fields had contributed a total of approximately Rand 320.0 million, including accrued interest, to the fund.

Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14000 for all surface portions of its South African operations. Gold Fields’ non-South African operations received full ISO 14001 certification in fiscal 2003.

Health and Safety

The principal objective of the Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Minerals and Energy the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation by requiring the appointment of health and safety representatives, and through the establishment of health and safety committees. It also gives employees the right to refuse dangerous work.

Finally, it describes the powers and functions of a mine health and safety inspectorate and the process of enforcement.

Under the Mine Health and Safety Act, an employer is obligated, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety.

The Mine Health and Safety Act requires employers, among other things, to establish health and safety policies, to provide employees with health and safety training, assess and respond to risk and establish a system of medical surveillance.

The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs compensation for medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. An amendment to the Occupational Diseases Act came into effect on January 22, 2003, pursuant to which the owner of a mine is required to pay compensation for an indefinite period of time for certain medical costs relating to the treatment of occupational illnesses of persons currently employed or persons employed at the time of the onset of the illness. The Mines and Works Compensation Fund that South African mining companies, including Gold Fields, contribute to in order to fund payments due pursuant to the Occupational Diseases Act is presently under funded and levies may need to be reviewed to address this shortfall. Gold Fields may experience increased costs at its mining operations in South African operations as a result of its obligation to pay medical compensation pursuant to the Occupational Diseases Act. See “Key Information—Risk Factors—Gold Fields’ operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens.”

Mineral Rights

The New Minerals Act. On October 3, 2002, the President signed the Mineral and Petroleum Resources Development Act 2002, or New Minerals Act. The New Minerals Act vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, and advance social and economic development as well as to create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. Provisions of the New Minerals Act will come into operation on those dates specified by the President. The President may stipulate different dates for the different provisions of the New Minerals Act. It is uncertain when the President will exercise these powers. Until such time as the President exercises these powers, the existing regulatory regime will remain in place. Gold Fields currently owns substantially all of the mineral rights under the existing regime for the properties for which it has mining authorizations.

Under the current regulatory regime, mineral rights (which encompass the right to prospect and mine) in South Africa are held either privately or by the government of South Africa. Ownership of private mineral rights is held through title deeds and constituted real rights in land, which are enforceable against any third party. Prospecting and mining are regulated by the provisions of the Minerals Act, 1991, or the Old Minerals Act, and South African common law. In order to mine or prospect for minerals on a South African property it is necessary to have mining authorizations under the Old Minerals Act for such property. In order to obtain a mining authorization in terms of the Old Minerals Act it is necessary either to hold the mineral rights in respect of such minerals or to have the consent of the owner of the mineral rights to mine the minerals. Gold Fields owns substantially all of the mineral rights under the Old Minerals Act for the properties for which it has mining authorizations.

Transitional provisions are included in the New Minerals Act which would phase out existing rights to prospect and mine granted under the old legislation. The transitional provisions contemplate three scenarios: (1) mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place; (2) mineral rights that are the subject of prospecting permits and prospecting is taking place; and (3) mineral rights in respect of which a mining authorization has been issued and mining is taking place. The rights described in the three categories are referred to as old order rights. Under category (1), the holders of privately-held mineral rights would need to apply for a prospecting or mining right in their own names to replace their existing mineral rights. Application has to be made within one year of the relevant provision of the New Minerals Act becoming operational. Under categories (2) and (3), any prospecting permit or mining authorization granted under the old legislation would continue to be valid for the period granted under the old legislation, subject to a maximum period of two or five years, respectively. After the lapse of the one year period referred to in category (1) and the two and five year periods in categories (2) and (3) respectively, the mineral rights would cease to exist. Within these periods, in order to continue with its mining or prospecting operations, the holders of mineral rights and prospecting permits or mining authorizations would have to apply for a new prospecting right or mining right in respect of category (1) and for conversion to new prospecting or mining rights in respect of categories (2) and (3). Gold Fields would be entitled to conversion of its existing old order rights provided that it complies with the requirements for conversion, some of which are of a discretionary nature.

Under the New Minerals Act prospecting rights would initially be granted for a maximum period of five years, and could be renewed once upon application for a further period not exceeding three years. Mining rights would be valid for a maximum period of 30 years, and could be renewed upon application for further periods each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two. A wide range of factors and principles including proposals relating to black economic empowerment and social responsibility, the details of which are still being determined, would be considered by the Minister of Minerals and Energy, or the Minister when exercising her discretion whether to grant these applications, for example, evidence of an applicant’s ability to conduct mining operations optimally. Gold Fields might not be successful in its applications for new prospecting rights or mining rights.

The provisions of the New Minerals Act provide that a mining or prospecting right granted under the New Minerals Act could be cancelled if the mineral to which such mining right relates is not mined at an “optimal rate.” Furthermore, royalties not payable under the old legislation may become payable to the State. See “—The Royalty Bill.”

The Mining Titles Registration Amendment Act, or the Mining Titles Act, was signed by the President on November 26, 2003. The Mining Titles Act provides for the registration of rights granted under the New Minerals Act and will come into effect in the same manner as the New Minerals Act. The Mining Titles Act will repeal certain sections of the current legislation dealing with the registration of mineral rights, subject to the transitional provisions of the New Minerals Act. The status of registration of transactions involving mineral rights held under the existing regime during the transition to the new regime will remain uncertain, however, until the provisions regarding transition are finalized, and there is no guarantee that Gold Fields could successfully register any or all of its mineral rights held under the existing regime that become subject to transactions during the New Mineral Act’s transitional period. See “Risk Factors—Gold Fields’ mineral rights in South Africa will become subject to new legislation which could impose significant costs and burdens—The New Minerals Act.”

The New Minerals Act contains a provision requiring the Minister, within 6 months of the relevant provision becoming operational, to develop a broad-based socio-economic empowerment charter for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. The South African Government appointed a task team which included representatives from mining companies, including Gold Fields, to develop a charter. On October 11, 2002, the Minister and representatives of certain mining companies and the National Union of Mineworkers signed a charter that reflects the consultation process called for by the New Minerals Act.

The charter’s stated objectives are to:

•	promote equitable access to South Africa’s mineral resources for all the people of South Africa;

•	substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa’s mineral resources;

•	utilize the existing skills base for the empowerment of HDSAs;

•	expand the skills base of HDSAs in order to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and areas supplying mining labor; and

•	promote beneficiation of South Africa’s mineral commodities beyond mining and processing, including the production of consumer products.

The charter clarifies that it is not the government’s intention to nationalize the mining industry.

To achieve these objectives, the charter requires that mining companies achieve a 15% HDSA ownership of mining assets within 5 years and a 26% HDSA ownership of mining assets within 10 years by each mining company. Ownership can comprise active involvement, through HDSA controlled companies (where HDSAs own at least 50% plus 1 share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus 1 vote and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad based vehicles like employee stock option plans. The charter envisages measuring progress on transformation of ownership by:

•	taking into account, among other things, attributable units of production controlled by HDSAs;

•	allowing flexibility by credits or offsets, so that, for example, where HDSA participation exceeds any set target in a particular operation, the excess may be offset against shortfalls in another operation;

•	taking into account previous empowerment deals in determining credits and offsets; and

•	considering special incentives to encourage the retention by HDSAs of newly acquired equity for a reasonable period.

Transactions will take place in a transparent manner and for fair market value with stakeholders meeting after 5 years to review progress in achieving the 26% target. Under the charter, the mining industry as a whole agrees to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first 5 years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk.

In addition, the charter requires, among other things, that mining companies:

•	offer every employee the opportunity to become functionally literate and numerate by the year 2005;

•	spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within 5 years;

•	give HDSAs preferred supplier status, where possible, in the procurement of capital goods, services and consumables; and

•	identify current levels of beneficiation and indicate opportunities for growth.

When considering applications for the conversion of existing licenses, the government will take a “scorecard” approach to the different facets of promoting the objectives of the charter. In February 2003, the Department of Minerals and Energy, or DME, published the scorecard, which is intended to facilitate the application of the charter and measure compliance with the empowerment requirements of the New Minerals Act for the purpose of determining whether an application for conversion of old order rights to new order rights should be granted. The scorecard sets out the requirements of the charter in tabular form which allows the DME to “tick off” areas where a mining company is in compliance. The scorecard covers the following areas:

•	human resource development;

•	employment equity;

•	migrant labor;

•	mine community and rural development;

•	housing and living conditions;

•	ownership and joint ventures;

•	beneficiation; and

•	reporting.

The scorecard does not indicate the relative significance of each item, nor does it provide a particular score which an applicant must achieve in order to be in compliance with the charter and be granted new order rights. The charter, together with the scorecard, provides a system of “credits” or “offsets” with respect to measuring compliance with HDSA ownership targets. Offsets may be claimed for beneficiation activities undertaken or supported by a company above a predetermined “base state”, which has not yet been established for each mineral. Offsets may also be claimed for continuing effects of previous empowerment transactions.

The charter also requires mining companies to submit annual, audited reports on progress towards their commitments, as part of an ongoing review process.

In order to comply with the terms of the charter, Gold Fields would be required to adjust the ownership structure of its South African mining assets. On November 26, 2003, Gold Fields and Mvela Resources issued a detailed joint cautionary statement to shareholders describing the terms of an agreement in principle reached by Gold Fields and Mvela Resources for a broad-based black empowerment consortium, led by Mvela Resources, to acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields for consideration of Rand 4.139 billion to be paid on completion of the transaction. An initial joint cautionary announcement regarding the proposed transaction was released on June 10, 2003. See “—Recent Developments.” The transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within 5 years of the charter coming into effect. There is no guarantee however that the Mvela transaction will be completed and, if completed, that it will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’

South African mining assets could have a material adverse effect on the value of Gold Fields’ ordinary shares. Gold Fields may also incur expenses to give effect to the charter, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first 5 years of the charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take would ensure that it could successfully apply for conversion of any or all of its existing mining rights or for the grant of new mining rights or that the terms of any conversion or grant would not be significantly less favorable to Gold Fields than the terms of its current rights. See “Risk Factors—Gold Fields’ mineral rights in South Africa will be subject to new legislation which could impose significant costs and burdens—The New Minerals Act.” Management believes that Gold Fields is well positioned to meet the requirements of the charter within the prescribed periods.

The Royalty Bill. On March 20, 2003 the draft Mineral and Petroleum Royalty Bill, or the Royalty Bill, was released for public comment. The South African National Treasury subsequently missed an August 1, 2003 deadline for submitting a revised draft to the South African Parliament and, as a result, the Royalty Bill is not expected to be presented to the South African Parliament during 2003.

The Royalty Bill proposes to impose a 3% revenue based royalty on the South African gold mining sector payable to the South African government. The royalty would be calculated on the basis of published tradable value or, where no published tradable value is available, on an imputed gross sales value of the relevant mineral. The royalty would be deductible as an expense for income tax purposes as opposed to a rebate against income tax. Under the terms of the Royalty Bill released for comment, the royalty is to take effect when companies convert to new order mining rights in accordance with the New Minerals Act, although the Minister has indicated that the royalty is not expected to take effect until the transitional period for the conversion of mining rights under the New Minerals Act expires. If adopted, the Royalty Bill could have an adverse effect on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Key Information—Risk Factors—Gold Fields’ mineral rights in South Africa will become subject to new legislation which could impose significant costs and burdens—The Royalty Bill.”

Land Claims

Gold Fields’ privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without the payment of just and equitable compensation is granted certain remedies including, but not limited to:

•	restoration of the land claimed with or without compensation to the holder;

•	granting of an appropriate right in alternative state-owned land to the claimant; or

•	payment of compensation by the state to the claimant.

If land is restored without fair compensation it is possible that a constitutional challenge to the restoration could be successful. Once a notice of a land claim has been published in the Government Gazette the rights of any person in respect of such land are restricted in that he may not perform certain actions, including, but not limited to, selling, leasing or developing such land, unless the Regional Land Claims Commissioner has been given one month’s written notice. The Commission is obligated to notify the owner of land in respect of which a claim has been lodged or any other party which might have an interest in a claim. All claims were required to be lodged with the Commission by December 31, 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. However, new land claims may only be instituted after December 31, 1998, if an original claim was filed incorrectly. Gold Fields has not been notified under the Land Claims Act of any land claims against it but it may be notified of claims in the future. If Gold Fields is notified of land claims in the future, these claims could have a material adverse effect on Gold Fields’ right to the properties to which the land claims relate. See “Key Information— Risk Factors—Gold Fields’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.”

The Restitution of Land Rights Amendment Bill, or the Amendment Bill, was published on August 16, 2003. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. As proposed, the Amendment Bill would entitle the Land Minister to acquire ownership of land for the purpose of restitution or for the benefit of claimants who do not qualify for restitution under the Land Claims Act without a court order and without obtaining the agreement of the affected parties. The state would be required to pay just and equitable compensation to the owner of land thus acquired. If the Amendment Bill becomes effective, there is no guarantee that any of Gold Fields’ privately held land rights could not become subject to acquisition by the state without Gold Fields’ agreement, or that Gold Fields would be adequately compensated for the loss of its land rights. See “Key Information—Risk Factors—Gold Fields’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.”

Exchange controls

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, comprising South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the SARB are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including companies. The basic purpose of exchange controls is to mitigate the decline of foreign capital reserves in South Africa and the devaluation of the Rand against other currencies, in particular the U.S. dollar. It is anticipated that South African exchange controls will continue to operate for the foreseeable future. The South African government has, however, committed itself to gradually relaxing exchange controls and a significant relaxation has occurred in recent years. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents in relation to inflows and outflows of capital. The gradual approach to the abolition of exchange controls adopted by the South African government is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time.

SARB approval is required for Gold Fields and its South African subsidiaries to receive loans from and repay loans to non-residents of the Common Monetary Area. Repayment of principal and interest on such loans will usually be approved where the payment is limited to the amount borrowed and a market related rate of interest.

Funds raised outside of the Common Monetary Area by Gold Fields’ non-South African resident subsidiaries (whether through debt or equity) can be used for overseas expansion, subject to any conditions imposed by the SARB. Gold Fields and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of Gold Fields’ subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area. Debt raised outside the Common Monetary Area by Gold Fields’ non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Absent SARB approval, income earned in South Africa by Gold Fields and its South African subsidiaries cannot be used to repay or service such foreign debts. Also, absent specific SARB approval, income earned by one of Gold Fields foreign subsidiaries cannot be used to finance the operations of another foreign subsidiary.

Transfers of funds from South Africa for the purchase of shares in existing offshore entities or for the expansion of existing business ventures offshore are not normally permitted. Under the exchange control regulations, Gold Fields and its South African subsidiaries can invest overseas only if the investment meets certain tests including one of “national interest”, as determined by the SARB. However, consideration will be given to applications submitted to the SARB to transfer funds from South Africa for the purpose of initial foreign expansion and expansion of existing projects as long as the total cost of an investment does not exceed Rand 2.0 billion ($314.0 million) within Africa and Rand 1.0 billion ($157.0 million) outside of Africa. Absent SARB approval, any amount in excess of the above limit must be financed overseas. Gold Fields may also request SARB permission to utilize its total local cash holdings to finance up to 10% of the excess cost of any new investment if the total cost exceeds the above limits and to repay up to 10% of the outstanding foreign debt raised to finance approved foreign investments, provided the debt facility in question has been in existence for a period of at least two years.

The SARB also requires Gold Fields to provide annual accounts for its foreign subsidiaries and to repatriate all or, if approved by the SARB, a portion of its foreign subsidiaries’ profits. Dividends repatriated from foreign subsidiaries will be eligible for an exchange control credit, which allows those dividends to be re-exported from South Africa upon application to the SARB for new approved foreign direct investments and/or new approved expansion of offshore business.

A listing by a South African company on any stock exchange other than the JSE in connection with raising capital needs permission from the SARB. Any such listing which would result in a South African company being redomiciled also needs approval from the Minister of Finance.

Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields’ seek further SARB approval prior to applying any such funds to a specific use. Any limitations imposed by the SARB on Gold Fields’ use of the proceeds of a capital raising could adversely affect Gold Fields financial and strategic flexibility. See “Key Information—Gold Fields’ financial flexibility, including its ability to utilize the proceeds of this offer outside South Africa, could be materially constrained by South African exchange control regulations.”

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and individuals with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are also required under the Minerals and Mining Law, 1986 (P.N.D.C. Law 153) to have due regard to the effect of their operations on the environment and to take steps to prevent pollution of the environment.

The principal legislation regulating activities which affect the environment is the Environmental Protection Agency Act, 1994 (Act 490) and the Environmental Assessment Regulations. Mining operations are required by these laws to rehabilitate land disturbed as a result of the mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. This obligation is secured by posting reclamation bonds which serve as a security deposit against default. These laws also require a mining company to obtain an environmental permit prior to commencing mining operations and an environmental certificate after commencing mining operations.

Gold Fields Ghana has an environmental permit for both the Teberebie and the Tarkwa properties. However, it still needs to obtain an environmental certificate for these properties. An application for an environmental certificate has been made to the Ghanaian Environmental Protection Agency, or EPA, for the two properties as a single unit. Gold Fields Ghana has been advised by the EPA that an environmental certificate for the two properties has been granted and will be officially issued to Gold Fields in due course. As part of the process of obtaining an environmental certificate, Gold Fields Ghana has posted a reclamation bond for Tarkwa and Teberebie and has submitted an environmental management plan covering both properties. In Ghana, environmental management plans are submitted biennially and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Reclamation bonds are assessed based on agreed estimated rehabilitation costs incurred to date and expected to be incurred during the two years until the next reclamation plan is submitted to the EPA. Gold Fields has posted a reclamation bond of $6.1 million to cover estimated costs to date and costs estimated to be incurred during the two year period from the date of submission of the reclamation plan. Estimated rehabilitation costs totalling $18.6 million are forecast over the life of Tarkwa and Teberebie.

On October 16, 2001, a cyanide solution spill was discovered at the Tarkwa property. Gold Fields has identified and corrected the cause of the spill. On October 19, 2001, Gold Fields reported the leak to the EPA. In consultation with Ghanaian government authorities, including the EPA, Gold Fields created a fund to pay for any costs incurred as a result of the spill in the amount of approximately $130,000 (Cedi 1.0 billion at an exchange rate of approximately Cedi 7,692 per $1.00). A writ was filed against Gold Fields by the chief and principal members of a nearby community on behalf of that community claiming compensation in respect of the spill. An agreement has been reached with this community and this legal action has been settled. However, it is possible that others could issue writs or make claims in connection with this incident. Management is not able at present to predict the final outcome of any such claims, if any, although it does not expect the final amount of the claims to be material to Gold Fields.

Abosso has an environmental permit for the Damang mine. Abosso has applied for an environmental certificate for the Damang mine, which it has been advised will be issued in due course, and has posted a reclamation bond of $2.0 million.

Health and Safety

A mine owner is statutorily obligated to, among other things, take steps to ensure that the mine is managed and worked in accordance with the provisions of the Mining Regulations, 1970 L.I. 665 which provide for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken at every mining operation to ensure the safety and health of mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety on the mine. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shut down of all or a portion of the mine or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offence. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer adverse consequences. See “Key Information—Risk Factors—Gold Fields’ operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.”

On September 12, 2003, the National Health Insurance Act, 2003 (Act 650) came into effect. The act requires every person resident in Ghana to belong to either a public or private health insurance scheme. To fund the National Health Insurance Fund, the act imposes a levy of 2.5% on goods and services produced or provided in, or imported into, Ghana. The provisions of the act relating to the levy require further legislation to be passed to bring it into effect. Certain types of machinery used in mining, as well as water and certain types of fuel are exempt from the levy. Employers who establish or contribute to a private health insurance scheme are not exempt from payment of the levy. As a result, the imposition of the levy could increase Gold Fields’ costs with respect to goods and services utilized in Ghana, including labor costs. See “Key Information—Risk Factors—Gold Field’s operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.”

Mineral Rights

Under the Minerals and Mining Law 1986, neither a landowner nor any other person may search for minerals or mine on any land without having been granted a mineral right by the Minister responsible for mines.

Gold Fields Ghana holds five mining leases in respect of its operations at the Tarkwa property, each dated April 18, 1997, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for its operations at the Teberebie property. The Tarkwa property mining leases all expire in 2027 and the Teberebie property mining leases both expire in 2018. Under the provisions of the Minerals and Mining Law and the terms of the mining leases, all of the Tarkwa property and Teberebie property mining leases are renewable by agreement between Gold Fields Ghana and the government of Ghana.

Abosso holds a mining lease in respect of the Damang mine dated April 19, 1995, as amended by an agreement dated April 4, 1996. This lease expires in 2025. As with the Tarkwa and Teberebie mining leases, this lease is renewable under its terms and the provisions of the Minerals and Mining Law by agreement between Abosso and the government of Ghana.

In addition, under Ghanaian law, the Tarkwa property mining leases are subject to the ratification of parliament. The Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the government of Ghana, has submitted the Tarkwa property leases for parliamentary ratification, but they have not yet been ratified. See “Key Information—Risk Factors—Gold Fields’ operations in Ghana are subject to extensive regulations which could impose significant costs and burdens.”

A license is required for the export, sale or other disposal of minerals and the permission of the Chief Inspector of Mines is required to remove minerals obtained by the holder of a mineral right. Under the Project Development Agreement between, among others, Gold Fields Guernsey Limited and the government of Ghana, Gold Fields is entitled to export and sell its entire production of gold and by-products. However, under Ghanaian law, the government has a right to compel the sale to it of all minerals obtained in Ghana and all products derived from the refining or treatment of minerals. In respect of Abosso, the government has agreed pursuant to a deed of warranty dated April 26, 1996, not to exercise these pre-emption rights for as long as Abosso follows the procedure for marketing its products as may be approved by the Bank of Ghana acting on the advice of the Minerals Commission.

Under the provisions of the Minerals and Mining Law, the size of an area in respect of which a mining lease may be granted cannot exceed 50 square kilometers for any single grant or 150 square kilometers in the aggregate for any company. Gold Fields Ghana’s mining leases cover approximately 207 square kilometers and Abosso’s mining lease covers approximately 52 square kilometers. Gold Fields has identified land at the Tarkwa and Damang sites which is not viable for Gold Fields’ desired use and plans to give up that land so as to come within the prescribed limits prior to the end of 2004.

Recent Fiscal Measures

The Ghanaian elections of 2000 resulted in the principal opposition party winning and therefore forming the present government. Since this government came into power it has passed legislation imposing a national reconstruction levy for the calendar years 2001 and 2002 which in the case of mining companies is 2.5% of operating profit. This levy has been extended for the calendar years 2003, 2004 and 2005. Additionally the current Ghana government has introduced measures imposing levies on mining equipment previously exempt from customs duty. The Ghana Chamber of Mines has made formal representation to the government expressing concern that these legislative measures have eroded the competitiveness of the fiscal regime in Ghana. See “Operating and Financial Review and Prospects— Income and Mining Taxes.”

Government Option to Acquire Shares of Mining Companies

Under Ghanaian law, the government is entitled to a 10% interest in any Ghanaian company which holds mineral rights in Ghana without the payment of compensation. The government of Ghana has already received this 10% interest in each of Gold Fields Ghana and Abosso. The government also has the option of acquiring an additional 20% interest in mining companies at a price agreed upon by the parties, at the fair market value at the time the option is exercised, or as may be determined by international arbitration. Although the government of Ghana has agreed not to exercise this option for Gold Fields Ghana, it has retained this option for Abosso. As far as management is aware the government of Ghana has not exercised this option for any other gold mining company in the past.

Under the Minerals and Mining Law, the government has a further option to acquire a “special share” in a mining company for no consideration or in exchange for such consideration as the government and that company shall agree. This interest, when acquired, constitutes a special share which gives the government the right to attend and speak at any general meeting of shareholders, but does not entitle the government to any voting rights. The special share does not entitle the government to distributions of profits of the company which issues it to the government. The written consent of the government is required to make any amendment to a company’s articles of incorporation relating to the government’s option to acquire a special share. Although the government of Ghana has agreed not to exercise this option for Gold Fields Ghana, it has retained this option for Abosso.

Exchange Controls

Ghana’s exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under a foreign exchange retention account agreement with the government of Ghana, Gold Fields Ghana is required to repatriate 20% of its revenues derived from the Tarkwa mine to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. The most recent negotiations were concluded in February 2003. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

During the first half of 2000 the central bank, or the Bank of Ghana, requested mining companies, including Gold Fields Ghana and Abosso, to repatriate an additional 25% of their revenues to foreign currency accounts with local banks. Gold Fields Ghana and Abosso were specifically asked to do so by letter from the then Minister of Finance. Gold Fields Ghana responded that it was at the time repatriating more than its required percentage of revenues to Ghana and expected to continue to, although it could not guarantee that it would, do so for the foreseeable future. Neither Gold Fields Ghana nor Abosso has heard anything further from either the Bank of Ghana or the Minister of Finance. Because of its need to fund operating costs for the Ghana operation, Gold Fields currently repatriates approximately 40% of revenues from the Ghana operation to Ghana. The Bank of Ghana or the Ministry of Finance may in the future request or direct Gold Fields to repatriate higher amounts to Ghana. Management believes that Gold Fields Ghana is entitled to rely on the provisions of the foreign exchange retention account agreement for the duration of the Tarkwa mining leases.

Australia

Environmental

While Australia’s national government retains the power to regulate activities which impact upon matters of national environmental significance, the Constitution vests the power to legislate environmental matters principally in the states. Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia. The Western Australia Environmental Protection Act 1986 and Mining Act require, among other things, that Gold Fields obtain environmental licenses, work approvals and mining licenses to begin mining operations.

During the operational life of its mines, Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. However, these bonds would not cover any environmental events requiring remediation that were unforeseen at the time the bonds were issued or which occur as a result of a breach of Gold Fields’ environmental licensing conditions.

The government of Western Australia is currently considering two proposed environmental bills, the Environmental Protection Amendment Bill and the Contaminated Sites Bill, which, if passed, could increase Gold Fields’ exposure to prosecution for environmental harms and increase Gold Fields’ environmental duties to, among other things, report known or suspected contaminated sites and if appropriate remediate contaminated sites. The purpose of the proposed bills is to broaden the Department of Environmental Protection’s power to prosecute for environmental harms. The Contaminated Sites Bill was introduced in state parliament in November 2002. The Environmental Protection Amendment Bill was introduced in state parliament in June 2002. Gold Fields is unable to determine if or when this legislation may come into effect or what form it may ultimately take. See “Key Information—Risk Factors—Gold Fields’ operations in Australia are subject to environmental regulations which could impose significant costs and burdens.”

Health and Safety

The Western Australia Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, regulates the duties of employers and employees in the mining industry with regard to occupational health and safety and outlines offences and penalties for breach. The regulations prescribe specific measures and provide for inspectors to review the work site for hazards and violations of the health and safety requirements. A violation of the health and safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shut down of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. However, mine owner liability for contractors’ employees under the Safety and Inspection Act extends only to matters which the employer can reasonably control. See “Key Information—Risk Factors—Gold Fields’ operations in Australia are subject to health and safety regulations which could impose significant costs and burdens.”

Legislative reforms with respect to health and safety in Western Australia’s mining industry are expected to be introduced as a result of a report presented to the State Labour Government in January 2003. While the precise nature of these reforms is not known, any changes in health and safety legislation could increase the costs of health and safety compliance of Gold Fields’ mining operations in Australia.

Mineral Rights

In Australia, the ownership of land is separate from the ownership of most minerals, which are the property of the states and are thus regulated by the state governments. The Western Australian Mining Act 1978 (WA), or the Mining Act, is the principal piece of legislation governing exploration and mining on land in Western Australia. Licenses and leases for, among other things, prospecting, exploration and mining must be obtained pursuant to the requirements of the Mining Act before the relevant activity can begin. Application fees and rental payments are payable in respect of each mining tenement.

Prospecting licenses, exploration licenses and mining leases are subject to prescribed minimum annual expenditure commitments. Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A monthly production report must be filed and royalties are calculated accordingly.

Ministerial consent is required with respect to assignment or sale of a mining lease and certain other leases and tenements. Gold Fields has obtained ministerial consent for the transfer of all material mining leases and other tenements acquired from WMC.

Land Claims

In 1992, the High Court of Australia recognized a form of native title which protects the rights of indigenous people in relation to land in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth), or Native Title Act, was enacted to recognize and protect existing native title by providing a mechanism for the determination of native title claims and a statutory right for Aboriginal groups or persons to negotiate, object, and/or be consulted when, among other things, there is an expansion of, or change to, the rights and interests in the land which affects native title and constitutes a “future act” under the Native Title Act. The existence of these claims does not necessarily prevent continued mining under existing tenements. Certain of Gold Fields’ tenements are currently subject to native title claims.

Mining leases do not necessarily extinguish all native title, but do extinguish the native title rights with which they conflict. The right of native title holders to control access to land is extinguished by a mining lease in Western Australia. However, mining leases may not extinguish other native title rights. Therefore, some native title rights may co-exist with the rights granted under a mining lease. Compensation could be payable for rights lost by native title holders on the grant of a mining lease. In addition, negotiations with native title applicants are generally necessary before a new mining lease will be granted by the state and these can be time consuming and costly.

It is possible that land comprised in seven of Gold Fields’ existing tenements could be at risk due to native title claims, because those particular tenements may have been granted by the State of Western Australia in a manner contrary to the Native Title Act. Although the validity of those seven tenements is in question, Gold Fields’ management does not believe those tenements are material to its Australian operation.

The Aboriginal heritage laws protect sites of significance to Aboriginal people which have ongoing ethnographic, archaeological or historic significance. Gold Fields is aware of several Aboriginal heritage sites on its tenements. However, it does not believe that the protected status of these sites will materially affect its current operations in Australia. See “Key Information—Risk Factors—Gold Fields’ tenements in Australia are subject to native title claims and Aboriginal heritage sites which could impose significant costs and burdens.”

Property

Gold Fields’ operations as of June 30, 2003 comprised the following:

Gold Fields’ operative mining areas as of June 30, 2003

Operation	Size

Driefontein	8,593.5	hectares
Kloof	20,086.5	hectares
Beatrix	16,820.5	hectares
Ghana
Tarkwa	20,700	hectares
Damang	5,200	hectares
Australia
St. Ives	214,534	hectares
Agnew	11,166	hectares

Gold Fields leases its corporate headquarters in Johannesburg.

In South Africa, Gold Fields holds registered title to substantially all of the mineral rights or mining rights at each of its active operations. All mineral rights held by Gold Fields are held in perpetuity under current South African law. Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns various mineral and surface rights contiguous to its operations in South Africa. The system of ownership of mining rights in South Africa is in the process of being changed. See “—Regulatory and Environmental Matters—South Africa—Mineral Rights.”

Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1997. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a royalty which is calculated on the basis of a formula which ranges from 3% to 12% of revenues derived from mining at the sites. For fiscal 2003, this formula resulted in Gold Fields paying royalties equivalent to approximately 3% of the revenues from gold produced at the Tarkwa and Teberebie properties, and Abosso paying approximately 3% of the revenues from gold produced at the Damang property.

In Australia, mining rights and property are leased from the state. Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. Gold Fields pays a royalty to the state of 2.5% of revenues from gold produced at St. Ives and Agnew. Gold Fields also holds exploration tenements covering a total of approximately 43 million hectares in various countries, including South Africa, Ghana and Australia. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. See “—Exploration.”

Gold Fields holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals. In addition, Gold Fields controls, directly and indirectly, approximately 66,000 hectares of land in the West Wits region, including, among other things, a nature reserve, wetlands and a golf course.

Research and Development

Gold Fields undertakes various research and development projects relating to gold production technology and potential uses of gold. In particular, Gold Fields has developed a patented technology called Biox® through its wholly-owned Swiss subsidiary Biomin Technologies S.A. Biox® involves a process by which bacteria releases gold from sulfide bearing gold ore to permit more economical recovery of the gold. Gold Fields is also participating, along with AngloGold Limited and Mintek, as well as other partners, in Project AuTek. Project AuTek involves research into and development of new industrial applications for gold and gold alloys. Gold Fields is also involved in a project called Future Mine with a consortium of other mining companies. The project is focused on researching and developing advanced technologies with applications for underground mining.

Legal Proceedings

On May 6, 2003, a lawsuit was filed by Zalumi Singleton Mtwesi against Gold Fields in the State of New York. Mr. Mtwesi alleges that during the apartheid era in South Africa he was subjected to human rights violations while employed by Kloof Gold Mining Company Limited, which at the time was a subsidiary of Gold Fields of South Africa Limited, or GFSA. With effect from January 1, 1998, substantially all of the gold mining assets and interests previously held by GFSA were acquired by a company that is now a subsidiary of Gold Fields. See “Information on the Company—History.” Mr. Mtwesi filed the lawsuit on behalf of himself and as representative of all other victims and all other persons similarly situated. Mr. Mtwesi and the plaintiffs’ class have demanded an order certifying the plaintiffs’ class and compensatory damages from Gold Fields in the amount of $7 billion. A complaint has not been served on Gold Fields. Should the lawsuit proceed, defending it may be costly and time consuming and there can be no assurance that Gold Fields will be successful. If Gold Fields is unsuccessful in defending the lawsuit, considerable compensatory damages or other penalties may be imposed on Gold Fields which may have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Legal Proceedings.”

Glossary of Mining Terms

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this annual report.

Absorption, desorption and recovery (AD&R): a treatment process involving the extraction of gold in solution using activated carbon, followed by removal of the gold from the carbon.

Agglomeration: a method of concentrating gold based on its adhesive characteristics.

Backfill: material, generally sourced from tailings or waste rock, used to refill mined-out areas to increase the long term stability of mines and mitigate the effects of seismicity.

Call option: a contract which provides the owner with the right, but not the obligation, to purchase an asset at a specified price on or before a specified date.

Carbon absorption: a treatment process which uses activated carbon to remove gold in solution.

Carbon in leach (CIL): a process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

Carbon in pulp (CIP): a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains soluble gold. The soluble gold is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

Cleaning: the process of removing broken rock from a mine.

Closely spaced dip pillar mining method: a mining method where support pillars are left in place at relatively close intervals to increase the stability of the mine. Mining is conducted using conventional drilling and blasting techniques.

Comminution: the breaking, crushing or grinding of ore by mechanical means.

Crosscut: a mine working driven horizontally and at right angles to a level.

Cut-off grade: the breakeven grade at which an orebody can be mined without profit or loss, calculated using an appropriate gold price, production costs and recovery factors. See also “—Paylimit.”

Decline: a sloping underground opening for machine access from the surface to an underground mine or from level to level in a mine. Declines are often driven in a spiral to access different elevations in the mine.

Depletion: the decrease in quantity of ore in a deposit or property resulting from extraction or production.

Development: activities (including shaft sinking and on-reef and off-reef tunneling) required to prepare for mining activities and maintain a planned production level and those costs incurred to enable the conversion of mineralization to reserves.

Development end: the end of an underground excavation or tunnel.

Dilution: the mixing of waste rock with ore, resulting in a decrease in the overall grade.

Dissolution: the process whereby a metal is dissolved and becomes amenable to separation from the gangue material.

Electrowinning: the process of removing gold from solution by the action of electric currents.

Elution: removal of the gold from the activated carbon before the zinc precipitation stage.

Exploration: activities associated with ascertaining the existence, location, extent or quality of mineralization, including economic and technical evaluations of mineralization.

Flotation: the process whereby certain chemicals are added to the material fed to the leach circuit in order to float the desired minerals to produce a concentrate of the mineral to be processed. This process can be carried out in column floatation cells.

Footwall: the area below a geological feature.

Forward sale contract: the sale of a specified quantity of an asset at a future specified date at a fixed price.

Gangue: commercially valueless material remaining after ore extraction from rock.

Gold in process: gold in the processing circuit that is expected to be recovered during or after operations.

Gold reserves: the gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

Grade: the quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Greenfield: a potential mining site of unknown quality.

Grinding: reducing rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.

Head grade: the grade of the ore as delivered to the metallurgical plant.

Heap leaching: a relatively low cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores.

In situ: within unbroken rock or still in the ground.

Jig: a rock drill mounted on a bar which can be moved up and down quickly. Used in the stope for drilling holes parallel to each other.

Jumbo cut and mullock fill mining method: a mining method using a Jumbo multi-head drilling rig and waste rock, or mullock, as opposed to tailings, as backfill.

Leaching: dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.

Level: the workings or tunnels of an underground mine which are on the same horizontal plane.

Life of mine, or LoM: the expected remaining years of production, based on production rates and ore reserves.

London afternoon fixing price: the afternoon session open fixing of the gold price which takes place daily in London and is set by a board comprising five financial institutions.

London morning fixing price: the morning session open fixing of the gold price which takes place daily in London and is set by a board comprising five financial institutions.

Longwall mining method: a mining method involving mining over large continuous spans without the use of pillars.

Mark-to-market: the current fair value of a derivative based on current market prices, or to calculate the current fair value of a derivative based on current market prices, as the case may be.

Measures: conversion factors from metric units to U.S. units are provided below.

Metric unit		U.S. equivalent
1 tonne	= 1 t	= 1.10231 short tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per short ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per short ton
1 kilometer	= 1 km	= 0.62137 miles
1 meter	= 1 m	= 3.28084 feet
1 centimeter	= 1 cm	= 0.39370 inches
1 millimeter	= 1 mm	= 0.03937 inches
1 hectare	= 1 ha	= 2.47104 acres

Metallurgical plant: a processing plant used to treat ore and extract the contained gold.

Metallurgical recovery factor: the proportion of metal in the one delivered to the mill, that is recovered by the metallurgical process or processes.

Metallurgy: in the context of this document, the science of extracting metals from ores and preparing them for sale.

Mill delivered tonnes: a quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill: the comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mine call factor: the ratio, expressed as a percentage, of the specific product recovered at the mill (plus residue) to the specific product contained in an orebody calculated based on an operation’s measuring and valuation methods.

Mineralization: the presence of a target mineral in a mass of host rock.

Net smelter return: the volume of refined gold sold during the relevant period multiplied by the average spot gold price and the average exchange rate for the period, less refining, transport and insurance costs.

Open pit/open cut: mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Ore: a mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit.

Orebody: a well defined mass of material of sufficient mineral content to make extraction economically viable.

Ore grade: the average amount of gold contained in a tonne of gold bearing ore expressed in grams per tonne.

Ore reserves or reserves: that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Ounce: one Troy ounce, which equals 31.1035 grams.

Overburden: the soil and rock that must be removed in order to expose an ore deposit.

Paylimit: the breakeven grade at which the orebody can be mined without profit or loss, calculated using an appropriate gold price, production costs and recovery factors. See also “—Cut-off grade.”

Payshoot: a linear to sub-linear zone within a reef for which gold grades or accumulations are predominantly above the cut-off grade.

Paytrend: an ore zone which occurs in a specific direction and which has a concentration of minerals that is above the average concentration of minerals in the orebody.

Probable reserves: reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Production stockpile: the selective accumulation of low grade material which is actively managed as part of the current mining operations.

Prospect: to investigate a site with insufficient data available on mineralization to determine if minerals are economically recoverable.

Prospecting permit or right: permission to explore an area for minerals.

Proven reserves: reserves for which: (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pumpcell: a carbon absorption process whereby gold in solution is absorbed onto activated carbon.

Reef: a gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.

Refining: the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Rehabilitation: the process of restoring mined land to a condition approximating its original state.

Remnant pillar mining: the removal of blocks of ground previously left behind for various reasons during the normal course of mining.

Rock burst: an event caused by seismicity which results in damage to underground workings and/or loss of life and equipment.

Rock dump: the historical accumulation of low grade material derived in the course of mining which is processed in order to take advantage of spare processing capacity.

Run of Mine (RoM): a loose term to describe ore of average grade.

Sampling: taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Scattered mining method: conventional mining which is applied in a non-systematic configuration.

Seismicity: a sudden movement within a given volume of rock that radiates detectable seismic waves. The amplitude and frequency of seismic waves radiated from such a source depend, in general, on the strength and state of stress of the rock, the size of the source of seismic radiation, and the magnitude and the rate at which the rock moves during the fracturing process. Rock bursts, as defined above, involve seismicity.

SAG ball crushing (SABC) mill: a comminution process in which a SAG mill is used in conjunction with a ball mill and a crushing circuit.

Semi-autogenous grinding (SAG) mill: a piece of machinery used to crush and grind ore which uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore.

Shaft: a shaft provides principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It may be equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment.

Slimes: the finer fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.

Slurry: a fluid comprising fine solids suspended in a solution (generally water containing additives).

Smelting: thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag.

Spot price: the current price of a metal for immediate delivery.

Stockpile: a store of unprocessed ore.

Stope: the underground excavation within the orebody where the main gold production takes place.

Stripping: the process of removing overburden to mine ore.

Stripping ratio: the number of units of overburden which must be removed in order to mine one unit of ore.

Sulfide: a mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite (iron sulfide). Also a zone in which sulfide minerals occur.

Sweeping: the clean-up of residual ore in a mine left behind during the normal cleaning operations.

Tailings: finely ground rock from which valuable minerals have been extracted by milling.

Tailings dam/slimes dam: dams or dumps created from tailings or slimes.

Tonnage: quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne: one tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs per ounce: a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash costs in a period by the total gold production over the same period. Total cash costs represent production costs as recorded in the statement of operations less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs), rehabilitation costs, plus royalties and employee termination costs. In determining the total cash cost of different elements of the operations, production overheads are allocated pro rata.

Total production costs per ounce: a measure of the average cost of producing an ounce of gold, calculated by dividing the total production costs in a period by the total gold production over the same period. Total production costs represent total cash costs, plus amortization, depreciation and rehabilitation costs.

Uphole bench and fill mining method: a mining method where a section of ore is drilled from the level below the section to the level above the section, blasted and removed. The void is then filled with waste rock or tailings to form a working platform for removing the next section of ore.

Uphole open stoping mining method: a mining method where a section of ore is drilled from the level below the section to the level above the section. Then, vertical “slices” of the section are blasted and removed in succession. The void is not filled at the production stage, but may be filled with waste rock or tailings once production has ceased.

Waste: rock mined with an insufficient gold content to justify processing.

Yield: the actual grade of ore realized after the mining and treatment process.

Zinc precipitation: a chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with Gold Fields’ consolidated financial statements, including the notes, appearing elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “ Additional Information—Forward-Looking Statements” and “Key Information—Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this report.

Overview

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is currently the third largest gold producer in South Africa, on the basis of annual production, and one of the largest gold producers in the world. Gold Fields is also currently engaged in exploration activities for platinum group metals. In the year ended June 30, 2003, Gold Fields produced 4.577 million ounces of gold, 4.334 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso. Gold Fields had attributable reserves of 81.544 million ounces of gold as of June 30, 2003.

The Gold Fields group holdings evolved through a series of transactions, principally in 1998 and 1999. With effect from January 1, 1998, a company formed on November 21, 1997 and referred to in this discussion as Original Gold Fields acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, or GFSA, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included all of the Beatrix, Oryx and Kloof mines, a 70.0% interest in the Tarkwa mine (which was increased to 71.1% through dilution of some of the other shareholders in 1999), a 54.2% interest in the St. Helena mine and a 37.3% interest in the Driefontein mine. The transaction involved a purchase of the assets and interests held by the three selling companies, as well as offers to the minority shareholders of the three companies holding the Beatrix, Oryx and Kloof mines to acquire their shares in exchange for Original Gold Fields shares. Original Gold Fields accounted for the transaction as a purchase. Because Original Gold Fields was formed as a subsidiary of GFSA, the assets acquired from GFSA were accounted for at the value they had been carried at on GFSA’s books. The assets acquired from Gencor Limited, New Wits Limited and the minority shareholders were accounted for at fair value.

With legal effect from January 1, 1999, Original Gold Fields was acquired by the company that is today Gold Fields. For accounting purposes, Original Gold Fields was fully consolidated with effect from June 1, 1999. Although for legal purposes Gold Fields acquired Original Gold Fields, for accounting purposes, Original Gold Fields was considered the acquiror because the Original Gold Fields shareholders obtained the majority interest in the enlarged company. As part of this transaction, the remaining interest in the Driefontein mine came into the Gold Fields group.

With effect from July 1, 1999, Gold Fields acquired the remaining interest in the St. Helena mine and reorganized the group to simplify its holding structure. For further details of the evolution of the Gold Fields group structure, see “Information on the Company—History.”

Gold Fields’ total gold production, including gold production from Kloof Shaft No. 4, which was capitalized until the end of fiscal 2002, while the shaft was at the development stage, increased from an annualized 3.759 million ounces in fiscal 1999 (2.642 million ounces of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana, St. Helena and Driefontein) to 3.942 million ounces in fiscal 2000 (3.856 million ounces of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana). Total gold production fell to 3.785 million ounces in fiscal 2001, 3.658 million ounces of which were attributable to Gold Fields. This decrease was primarily due to planned production cutbacks at loss-making shafts, particularly Kloof Shaft Nos. 8 and 9, lower production at the former Free State operation (now known as the Beatrix operation following the disposal of the St. Helena mine), where the Oryx and St. Helena mines achieved lower yields from their mining areas, and the impact of seismicity at the Kloof operation. Total gold production increased to 4.307 million ounces in fiscal 2002, 4.109 million ounces of which were attributable to Gold Fields. This increase was due primarily to the acquisitions of the St. Ives and Agnew gold mining operations on November 30, 2001 and of a 71.1% beneficial interest in Abosso, the owner of the Damang mine, on January 23, 2002, as well as an increase in production at Tarkwa due to the effect of the full year’s availability of the Teberebie heap leach pad and processing facility compared to only approximately six months availability in fiscal 2001. Total gold production increased to 4.577 million ounces in fiscal 2003, 4.334 million ounces of which were attributable to Gold Fields. This was mainly due to production from the St. Ives and Agnew gold mining operations in Australia and the Damang mine in Ghana being included for the full twelve months in fiscal 2003 compared to seven months and five months, respectively, in fiscal 2002. This was slightly offset by St. Helena only being included for four months in fiscal 2003, compared to the full twelve months in fiscal 2002, due to the sale of St. Helena effective October 30, 2003.

On November 30, 2001, Gold Fields and two newly-established Australian subsidiaries of Gold Fields acquired the St. Ives and Agnew gold mining operations from WMC. The consideration for the transaction was $233.1 million, comprising $180.0 million in cash and 12,000,000 Gold Fields ordinary shares valued at $53.1 million. Of the cash amount, a total of $169.6 million was paid on November 30, 2001. The remainder comprised principally amounts in respect of transfer taxes and was paid in full by June 2002. Pursuant to the agreement with WMC, Gold Fields was obligated to issue to WMC ordinary shares with a value of $52.0 million based on the trading price of Gold Fields’ ADSs, subject to a minimum of 12,000,000 ordinary shares being issued. The higher value of $53.1 million assigned to the ordinary shares by Gold Fields is due to the method of determining that value under U.S. GAAP. On November 30, 2001, Gold Fields issued 12,000,000 ordinary shares to WMC. The market value of those ordinary shares, based on the closing price of Gold Fields’ ADSs of $4.60 on November 29, 2001, was $55.2 million. Gold Fields also agreed to make certain future royalty payments if the future gold price and St. Ives’ and Agnew’s cumulative future gold production exceed specified amounts. On June 26, 2002 WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million ($2.0 million at an exchange rate of A$1.80 to $1.00), which was paid on July 11, 2002. On November 30, 2001, Gold Fields drew down the full amount of a $160.0 million term loan facility and $5.0 million of a $90.0 million revolving credit facility to finance, in part, the acquisition. Gold Fields made the first repayment of $16.0 million on the term loan facility in May 2002. During fiscal 2003, Gold Fields repaid $114.5 million of the term loan facility and the full $5 million on the revolving credit facility. See “—Liquidity and Capital Resources—Credit facilities.” Gold Fields assumed operational control of St. Ives and Agnew upon the completion of the acquisition on November 30, 2001.

On January 23, 2002, Gold Fields and Repadre Capital Corporation, or Repadre, completed the acquisition from Ranger Minerals Limited, or Ranger, of Ranger’s 90% beneficial interest in Abosso and shareholder loans from Ranger to Abosso totaling A$75.7 million ($39.4 million at an exchange rate of A$1.92 per $1.00, which was the noon buying rate on the date of the transaction). Abosso is a Ghanaian company which owns the Damang mine in Ghana. The consideration for the purchase was A$63.3 million ($32.9 million at an exchange rate of A$1.92 per $1.00) contributed by Gold Fields and 4,000,000 Repadre shares contributed by

Repadre. On January 23, 2002, Gold Fields drew down the full amount of $50.0 million available under two credit facilities to provide funds for the acquisition, refinance a letter of credit which acts as an environmental performance bond for the Damang mine, refinance Abosso’s existing indebtedness and provide funds for general corporate purposes. By June 2002, Gold Fields repaid in full the $15.0 million amount of one of these facilities and during fiscal 2003 Gold Fields repaid $20.9 million of the other facility. See “—Liquidity and Capital Resources—Credit facilities.” Gold Fields assumed operational control of Damang upon the completion of the acquisition of Abosso on January 23, 2002. Repadre’s interest in Abosso was acquired by Iamgold Corporation when the latter merged with Repadre on January 8, 2003.

On October 30, 2002, Gold Fields disposed of the St. Helena gold mining operation to the ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited, or Freegold, for a gross consideration of Rand 120.0 million and a monthly royalty payment to Gold Fields equal to 1% of the net revenues from gold sales from the St. Helena mine for a period of four years after October 30, 2002.

Gold Field’s strategy was developed in the context of a global market characterized by an extended period of low gold prices, reduced global expenditure on gold exploration and increasing industry consolidation. This strategy has evolved over time, but despite the recent increase in the price of gold, Gold Fields continues to maintain a strategy of general caution with respect to financial commitments while maintaining full exposure to the effects of the gold price.

Generally, Gold Fields’ strategy consists of the following key elements:

•	Improving returns through the optimization of existing assets and diversification. Specifically, this implies the reduction of costs and growing assets through inward investment while growing Gold Fields by diversifying geographical, technical and product risk by acquiring and developing additional long-life assets;

•	Developing the people of Gold Fields. Gold Fields believes that it has two primary assets – ore reserves and people – and Gold Fields has implemented education and training programs for employees at all levels;

•	Earning and maintaining what Gold Fields calls its “license to operate” in those countries and regions in which it works. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located and the ability to deal with issues related to sustainable development;

•	Developing the gold market for the benefit of Gold Fields’ product and its shareholders. The fact that Gold Fields is essentially unhedged underlines its commitment to gold. Gold Fields fully supports the World Gold Council, or the WGC. Christopher M.T. Thompson, a director and chairman of Gold Fields, became chairman of the WGC in 2002.

See “Information on the Company—Strategy.”

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold. As a result, Gold Fields’ operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which Gold Fields does not have control. See “Key information—Risk Factors—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields’ operations, and the cash flows generated by those operations.”

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London afternoon fixing price of gold in U.S. dollars for the past 10 calendar years and to date in calendar year 2003:

	Price per ounce

Year	High	Low	Average

		($)
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003 (through November 28)	398	320	360

Source: Bloomberg

On November 28, 2003, the London afternoon fixing price of gold was $398 per ounce.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. However, hedges are sometimes undertaken on a project specific basis as follows: to protect cashflows at times of significant expenditure; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity—Commodity Hedging Policy.”

Significant changes in the price of gold over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

Gold Fields’ realized gold price

The following table sets out the average, the high and the low London afternoon fixing price of gold and Gold Fields’ average U.S. dollar realized gold price during the past three fiscal years:

	Year ended June 30,

	2001	2002	2003

	($/oz)	($/oz)	($/oz)
Average	269	289	334
High	291	328	382
Low	258	265	302
Gold Fields’ average realized gold price(1)	269	292	333

Note:

(1)	Gold Fields’ average realized gold price differs from the average gold price due to the timing of its sales of gold within each year.

Costs

Over the last three fiscal years, total cash costs typically have made up approximately 84% of Gold Fields’ total costs. Total cash costs consist primarily of labor and, where applicable, contractor costs, and consumable stores, which include explosives, timber and other consumables. Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years, labor has represented on average 50% of total cash costs at the South African operations. At the Ghana operations, mining operations are presently conducted by an outside contractor. Over the last three fiscal years, contractor costs have represented on average 54% of total cash costs at Tarkwa and 49% at Damang, although Gold Fields intends to convert Tarkwa to owner mining by the end of 2004. Over the last three fiscal years, direct labor costs have represented on average a further 9% of total cash costs at Tarkwa and 7% at Damang. At the Australian operation, mining operations are conducted by outside contractors. Over the last three fiscal years, including the period prior to Gold Fields’ acquisition of St. Ives and Agnew, contractor costs have represented on average 53% at Agnew and 43% at St. Ives of total cash costs and direct labor costs represent on average a further 15% at Agnew and 11% at St. Ives of total cash costs. For open-pit operations, such as those at the Ghana and Australia operations, cash costs tend to vary over the life of the open pit. Initially, cash costs are relatively high because the proportion of waste rock to ore, or stripping ratio, is higher when operations first commence. As an open pit evolves, the stripping ratio and cash cost per ounce tend to decrease. Under US GAAP, Gold Fields’ expenses all stripping costs as they are incurred. The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs, and selling, administration and general, or corporate, charges.

Income and Mining Taxes

South Africa

Gold Fields pays taxes on mining income and non-mining income. Gold Fields’ operating mines are ring fenced into separate tax entities, with the result that each mine is treated as a separate tax entity regardless of whether it is owned by the same owner as other mines. The amount of Gold Fields’ mining income tax is calculated on the basis of a formula applied on a mine by mine basis, which takes into account total revenue and profits from, and capital expenditures for, mining operations. Five percent of total mining revenue is exempt from taxation. The amount of revenue subject to taxation is calculated by subtracting capital expenditures from operating profit, and making certain other minor adjustments to derive taxable income. The amount by which the adjusted profit figure exceeds 5% of total mining revenue constitutes taxable mining income. Gold Fields and each of its subsidiaries is taxed as a separate entity, and therefore calculates its own taxable income.

The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, and at present the STC tax rate is 12.5%. In 1993, all existing gold mining companies had the option of electing to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In each of fiscal 2003, 2002 and 2001 the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 46% and 38%, respectively, compared to 37% if the STC exemption election was not made. All of Gold Fields’ operating subsidiaries in South Africa have elected the STC exemption. However, Gold Fields itself, as a holding company without its own gold mining operations, is not eligible to be exempt from STC. To the extent Gold Fields receives dividends from any of its South African gold mining subsidiaries, such received dividends are offset against the amount of dividends paid by Gold Fields for purposes of calculating the amount subject to the 12.5% STC tax.

During fiscal 2000, Gold Fields obtained a tax ruling allowing the Beatrix and Oryx (now called Beatrix Shaft No. 4) mines to be treated as one mine for income tax purposes, with effect from July 1, 1999. As a result of this arrangement, assessed losses and unredeemed capital allowances at the Oryx mine can be utilized against the Beatrix mine’s income, resulting in no mining tax currently being paid by the combined Beatrix and Oryx tax entity. As a result of the sale of the assets and liabilities of the St. Helena mine, Beatrix Mining Ventures Company was liable for excess recoupments tax on the difference between the proceeds on the disposal and the assessed losses and unredeemed capital allowances brought forward.

Ghana

Ghanaian resident companies are subject to tax on the basis of income derived from, accruing in or brought into Ghana. The standard corporate income tax rate is currently 32.5% and there is also a reconstruction and development levy, introduced on January 1, 2001, of 2.5% on operating profit. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowances consist of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the project development agreement entered into between the Ghanaian government and Gold Fields Ghana and the deed of warranty entered into between the Ghanaian government and Abosso, the government has agreed that no withholding tax shall be payable on any dividend or capital repayment declared by Gold Fields Ghana or Abosso which is due and payable to any shareholder not normally resident in Ghana. Gold Fields Ghana and Abosso do not currently incur tax liabilities.

Australia

Generally, Australia will impose tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs and the depreciation of capital expenditure may be deducted from income. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. The St. Ives and Agnew operations are also subject to a 2.5% gold royalty, which came into effect from July 1, 1998, because the mineral rights are owned by the state. This royalty is included in Gold Fields’ income and mining taxes line item.

With effect from July 1, 2001 the Australian legislature introduced a Uniform Capital Allowance, which allows tax deductions for:

•	depreciation attributable to assets; and

•	certain other capital expenditures.

Under current Australian tax law, certain grouping concessions are available to companies with the same ultimate head entities. These concessions include the ability to group losses and obtain capital gains tax roll over relief from the transfer of assets. Gold Fields’ subsidiaries in Australia will therefore also qualify to transfer losses from one entity to another in the event that a loss is made in any one entity and a profit is generated in another.

Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents. In the case of dividend payments to non-residents, withholding tax at a rate of 30% will apply. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company’s parent company). Where dividends are paid out of profits that have been subject to Australian corporate tax there is no withholding tax, regardless of whether a double taxation agreement is in place.

Exchange Rates

Gold Fields’ revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Similarly, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a higher Rand/U.S. dollar exchange rate, resulting in lower operating margins. Accordingly, the impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates.”

During the three fiscal years ended June 30, 2003, the Rand has shown significant movement against the U.S. dollar, depreciating by 20.5% during fiscal 2001 and 34.8% during fiscal 2002 and appreciating by 11.9% during fiscal 2003 and 18.0% during the first quarter of fiscal 2004. See “Key Information—Exchange Rates”. These movements have had a significant impact on Gold Fields’ results of operations, especially when coupled with the movements in the U.S. dollar price of gold. See “—Revenues.”

With respect to its operations in Ghana, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are determined according to a formula by which costs are indexed to the U.S. dollar. Accordingly, fluctuations in the Cedi do not materially impact operating results for the Ghana operation.

With respect to the Australian operations, Gold Fields expects that the effect of fluctuations in the value of the Australian dollar against the U.S. dollar will be similar to that for the Rand, with weakness in the Australian dollar resulting in improved earnings for Gold Fields and strength in the Australian dollar producing the opposite result. Since the date of Gold Fields’ acquisition of its Australian operations, the Australian dollar has shown significant movement against the U.S. dollar, appreciating by 10.6% through the end of fiscal 2002 and appreciating by 14.8% during fiscal 2003 and 11.1% during the first quarter of fiscal 2004. Gold Fields has agreed with the lenders providing the loans for the acquisition of St. Ives and Agnew to manage its exposure to fluctuations in the value of the Australian dollar against the U.S. dollar by entering into financial instruments that fix the exchange rates for a portion of the expected future revenues from the operations. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Hedging Experience—St. Ives and Agnew Australian Dollar Instruments.” Gold Fields accounts for these financial instruments on a mark-to-market basis, and revalues the loans, using exchange rates prevailing at the end of the relevant accounting period. Gold Fields has obtained a significant benefit from the 26.9% overall rise in the value of the Australian dollar against the U.S. dollar from the time it entered into the loan and related financial instruments through the end of fiscal 2003, recognizing $18.5 million as an unrealized exchange gain on the outstanding amounts under the syndicated credit facility, a $12.7 million realized exchange gain on the scheduled repayments and prepayments of $135.5 million made through June 30, 2003, a $79.4 million unrealized exchange gain on the mark-to-market of the financial instruments and an $11.7 million realized gain on the close out of $200.0 million of these instruments. In addition to the exposure of Gold Fields’ earnings to fluctuations in the U.S. dollar/Australian dollar exchange rate discussed above, Gold Fields’ results of operations will also be exposed to fluctuations in the U.S. dollar/Australian dollar exchange rate as long as Gold Fields maintains significant amounts of U.S. dollar/Australian dollar financial instruments. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Hedging Experience—Foreign Currency Sensitivity Analysis—St. Ives and Agnew Dollar Instruments.”

Inflation

It is possible that a period of significant inflation in South Africa could adversely affect Gold Fields’ results and financial condition. However, because the majority of Gold Fields’ costs at the South African operations are in Rand while its revenues from gold sales are in U.S. dollars, the extent to which the Rand devalues against the U.S. dollar will offset the impact of South African inflation. In Ghana, Gold Fields’ operations are not significantly impacted by Ghanaian inflation because a substantial portion of Gold Fields’ costs are either incurred directly in U.S. dollars or are determined according to a formula by which U.S. dollar amounts are converted into Cedi. Gold Fields expects that the impact of Australian inflation will be similar to that of South Africa.

South African and Ghanaian Economic and Political Environment

Gold Fields is a South African company and a substantial portion of its operations are in South Africa. As a result, Gold Fields is subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See “Key Information—Risk Factors—Political or economic instability in South Africa or regionally may have an adverse effect on Gold Fields’ operations and profits.”

South African companies are subject to exchange control restrictions, including, for Gold Fields, the requirement to repatriate some or all of its offshore profits. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls”

Gold Fields also has a significant operation in Ghana and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Ghana. See “Key Information—Risk Factors—Political or economic instability in Ghana may have an adverse effect on Gold Fields’ operations and profits.” In addition, under a foreign exchange retention account agreement with the government of Ghana, Gold Fields is required to repatriate at least 20% of the revenues derived from the Tarkwa mine to Ghana and either use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. The most recent negotiations were concluded in February 2003. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

Results of Operations

Years Ended June 30, 2003 and 2002

Revenues

Product sales increased by $328.2 million, or 27.1%, from $1,210.0 million in fiscal 2002 to $1,538.2 million in fiscal 2003. The increase in product sales was due to a net increase of approximately 0.41 million ounces, or 9.7%, of total gold sold from 4.21 million ounces in fiscal 2002 to 4.62 million ounces in fiscal 2003, combined with an increase in the average realized gold price of 14.0% from $292 per ounce in fiscal 2002 to $333 per ounce in fiscal 2003. The increase in total gold sold resulted primarily from the inclusion of a full year’s production at Damang, St. Ives and Agnew. Damang produced 229,000 ounces in fiscal 2003 compared to 141,000 for the period from January 23, 2002 to June 30, 2002, while St. Ives and Agnew produced 513,000 ounces and 144,000 ounces, respectively in fiscal 2003 compared to 314,000 ounces and 83,000 ounces, respectively, for the seven months ended June 30, 2002. This was slightly offset by the inclusion of only 44,000 ounces from St. Helena prior to its disposal on October 30, 2002, compared with 116,000 ounces in fiscal 2002. Driefontein sold 42,000 ounces less than in fiscal 2002, mainly due to lower yields, offset by an increase of 43,000 ounces at Kloof due to higher tonnes mined offsetting a slight decline in yields. Production at Beatrix and Tarkwa remained virtually unchanged year on year although somewhat higher tonnes mined at Beatrix were offset by somewhat lower yields. The difference between total gold sold and total gold produced is due to: (1) timing differences between gold production and gold sales and (2) the fact that the gold sales figure for fiscal 2002 excludes gold produced at Kloof Shaft No. 4, which was capitalized because the shaft was at the development stage. This capitalization ceased at the beginning of fiscal 2003.

Interest and dividends increased by $12.4 million or 139.3%, from $8.9 million in fiscal 2002 to $21.3 million in fiscal 2003. This increase was mainly due to higher interest received in line with higher cash balances. Dividends received was $2.2 million in fiscal 2003 as compared to $0.2 million in fiscal 2002, mainly as a result of a special dividend comprised of shares and debentures received with respect to Gold Fields’ shareholding in Western Areas Gold Mining Company. Interest received on cash and cash equivalents was $19.1 million in fiscal 2003 as compared to $8.7 million in fiscal 2002, due to higher average cash balances during fiscal 2003 compared to fiscal 2002.

Other income represents miscellaneous revenue items such as scrap sales and rental income, net of miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item. Other income increased by $4.2 million, from $0.5 million in fiscal 2002 to $4.7 million in fiscal 2003. Other income in fiscal 2003 consisted of $4.8 million in revenues, comprised principally of rent, proceeds from insurance claims and scrap sales net of $0.1 million in expenses. Other income in fiscal 2002 consisted of $4.4 million in revenues, comprised principally of asset sales, rent and exchange differences net of $3.9 million in expenses.

Costs and expenses

The following table sets out Gold Fields’ total ounces produced, weighted average total cash costs and total production costs per ounce for fiscal 2002 and fiscal 2003.

								Percentage
	Fiscal 2002			Fiscal 2003			Percentage	increase/
							increase/	(decrease)
							(decrease)	in unit
		Total	Total		Total	Total	in unit	total
	Gold	cash	production	Gold	cash	production	total cash	production
	Production	costs (1)	costs (2)	Production	costs (1)	costs (2)	costs	costs

	(‘000 oz)	($/oz)	($/oz)	(‘000 oz)	($/oz)	($/oz)%		%
Driefontein	1,327	154	180	1,238	202	233	31.2	29.4
Kloof(3)	1,101	175	195	1,140	215	246	22.9	26.2
Free State
Beatrix	655	169	191	659	229	260	35.5	36.1
St. Helena	116	252	252	44	289	289	14.7	14.7
Ghana
Tarkwa(4)	544	165	193	540	195	225	18.2	16.6
Damang(5)	141	211	233	299	243	260	15.2	11.6
Australia(6)
St. Ives	341	165	221	513	198	295	20.0	34.5
Agnew	83	218	351	144	219	396	0.9	12.8

Total(7)(8)	4,307			4,577
Weighted average		170	198		212	254	24.7	28.3

Except for gold production information, all statistics are based on gold sold.

Notes:

(1)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total cash costs per ounce.”

(2)	Gold Fields had calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total production costs per ounce.”

(3)	Includes gold production at Kloof Shaft No. 4, which was capitalized until the end of fiscal 2002 (fiscal 2002: 75,000 ounces).

(4)	In fiscal 2002 and 2003, 0.387 million ounces and 0.384 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	In fiscal 2002 and 2003, 0.100 million ounces and 0.213 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated to the underlying assets based upon their respective fair values, which affected the allocation of amortization between St. Ives and Agnew.

(7)	In fiscal 2002 and 2003, 4.109 million ounces and 4.334 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(8)	The total does not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2003 and fiscal 2002.

	For the year ended June 30, 2003

	Driefontein	Kloof	Beatrix	St. Helena	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group

	(in $ millions, except as otherwise noted)(1)
Production cost	260.3	250.5	155.0	12.6	105.1	71.2	118.2	42.1	—	1,015.0
Less-
G&A other than corporate cost	(7.5)	(6.1)	(3.9)	—	(5.5)	(1.6)	(3.6)	(0.8)	—	(29.0)
GIP adjustments	(0.4)	—	—	—	—	—	(1.1)	(5.1)	—	(6.6)
Exploration	—	—	—	—	—	—	(16.6)	(5.8)	—	(22.4)
Plus-
Employment termination cost	2.3	1.5	—	—	—	—	—	—	—	3.8
Royalty	—	—	—	—	5.4	3.0	4.6	1.1	—	14.1

Total Cash Cost	254.7	245.9	151.1	12.6	105.0	72.6	101.5	31.5	—	974.9

Plus-
Amortization(2)	37.2	34.2	19.5	—	16.0	5.0	49.4	25.3	1.5	188.1
Rehabilitation	1.8	1.3	0.9	—	0.5	0.3	0.4	0.1	—	5.3

Total sold per Production Cost	293.7	281.4	171.5	12.6	121.5	77.9	151.3	56.9	1.5	1,168.3

Gold produced (‘000 oz)	1,238.3	1,140.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,576.8
Gold inventory (‘000 oz)	23.2	2.0	—	—	—	—	—	—	—	25.2
Gold sales (‘000 oz)	1,261.5	1,142.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,602.0

Gold sold per Production Cost (‘000 oz)	1,261.5	1,142.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,602.0
Total Cash Cost ($/oz) (3)	202	215	229	289	195	243	198	219	—	212
Total Production Costs ($/oz) (4)	233	246	260	289	225	260	295	396	—	254

Notes:

(1)	Calculated using an exchange rate of R9.07 per $1.00.

(2)	Includes non-cash portion of gold in process adjustments. Gold in process, or GIP, represents gold in the processing circuit which is expected to be recovered.

(3)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See

“Glossary of Mining Terms—Total cash costs per ounce.”

(4)	Gold Fields had calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total production costs per ounce.”

	For the year ended June 30, 2002

	Driefontein	Kloof	Beatrix	St. Helena	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group

	(in $ millions, except as otherwise noted)(1)
Production cost	205.8	181.6	113.3	28.8	85.5	28.5	55.8	17.8	(7.1)	710.0
Less-										—
G&A other than corporate cost	(7.6)	(5.5)	(3.0)	(0.3)	(0.4)	—	(1.9)	(0.5)	—	(19.2)
Management costs	—	—	—	—	—	—	—	—	7.1	7.1
Plus-										—
Employment termination costs	2.7	2.7	0.2	0.8	—	—	—	—	—	6.4
Royalty	—	—	—	0.0	4.6	1.4	2.4	0.7	—	9.1

Total Cash Cost	200.9	178.8	110.5	29.3	89.7	29.9	56.3	18.0	—	713.4

Plus-
Amortization(2)	32.7	19.2	14.3	—	13.8	2.5	18.8	10.9	1.1	113.3
Rehabilitation	0.6	1.3	0.5	—	1.5	0.5	0.2	0.1	—	4.7

Total Production Costs	234.2	199.3	125.3	29.3	105.0	32.9	75.3	29.0	1.1	831.4

Gold produced (‘000 oz)	1,326.6	1,100.7	654.8	116.4	544.0	141.4	340.9	82.6	—	4,307.4
Gold inventory (‘000 oz)	(23.2)	(2.0)	—	—	—	—	—	—	—	(25.2)
Gold sales (‘000 oz)	1,303.4	1,098.7	654.8	116.4	544.0	141.4	340.9	82.6	—	4,282.2
Less capitalized production of Kloof Shaft No.4 (‘000 oz)	—	(74.6)	—	—	—	—	—	—	—	(74.6)

Gold sold per Production Cost	1,303.4	1,024.1	654.8	116.4	544.0	141.4	340.9	82.6	—	4,207.6
Total Cash Cost ($/oz)(3)	154	175	169	252	165	211	165	218	—	170
Total Production Cost ($/oz) (4)	180	195	191	252	193	233	221	351	—	198

Notes:

(1)	Calculated using an exchange rate of R10.30 per $1.00.

(2)	Includes non-cash portion of GIP adjustments.

(3)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total cash costs per ounce.”

(4)	Gold Fields had calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total production costs per ounce.”

Gold Fields’ weighted average total cash costs per ounce increased $42 per ounce, or 24.7%, from $170 per ounce in fiscal 2002 to $212 per ounce in fiscal 2003. The principal reason was the strengthening of the Rand against the U.S. dollar, which had an 11% negative impact on costs converted from the South African operations. Average total cash costs at the South African operations were further affected by an increase in mining volumes to counter the 9% decrease in yields during fiscal 2003 as compared to fiscal 2002 as well as normal inflationary increases. In addition, costs at Kloof increased due to the increased production at No. 4 shaft. In Rand terms, weighted average total cash costs per kilogram increased by 10.0%, principally due to South African inflation and related wage increases. Total cash costs per ounce in Rand terms at the international operations were similar to fiscal 2002 with lower unit costs at Damang and Agnew offsetting the increases at Tarkwa and St. Ives, as the appreciation of the Rand against the U.S. dollar contributed to the lower total cash costs per ounce in Rand terms in fiscal 2003.

Production costs

Production costs increased by $305.0 million, or 43.0%, from $710.0 million in fiscal 2002 to $1,015.0 million in fiscal 2003, primarily due to the inclusion of production from Damang, St. Ives and Agnew for the full year, which accounted for 37.9% of this increase. The balance of the increase was mainly due to increased operating costs at the South African operations and the appreciation of the South African Rand and the Australian dollar against the U.S. dollar. Increased operating costs at the South African operations were due to inflationary wage increases and increases during fiscal 2003 compared to fiscal 2002 of 10% and 19% in stoping and development costs, respectively, as well as an increase of $31.0 million in operating costs at Kloof Shaft No. 4, due to increased production, as this shaft builds up to full production. Production at Kloof Shaft No. 4 was capitalized until the end of fiscal 2002, while the shaft was at the development stage. In addition, the Rand appreciated on average by 13.6% and the Australian dollar appreciated 14.8% against the U.S. dollar during fiscal 2003 compared to fiscal 2002, resulting in increased costs in U.S. dollar terms.

Corporate expenditure

Corporate expenditure was $16.6 million in fiscal 2003 compared to $12.3 million in fiscal 2002, an increase of 35.0%. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. This increase was mainly due to the appreciation of the Rand against the U.S. dollar and increased salary costs as a result of the employment of additional corporate staff. Rand costs increased from R127.0 million in fiscal 2002 to R150.8 million in fiscal 2003.

Depreciation and amortization

Depreciation and amortization charges increased $74.8 million, or 66.0%, from $113.3 million in fiscal 2002 to $188.1 million in fiscal 2003. Depreciation and amortization is calculated on the units of production method and is based on current gold production as a percentage of total expected gold production over the lives of the mines. The principal reason for the increase was the inclusion of amortization and depreciation of the Australian and Damang operations for twelve months, compared to seven and five months respectively in fiscal 2002. The increase was compounded by the appreciation of the Rand against the U.S. dollar.

The table below depicts the changes from June 30, 2002 to June 30, 2003 for proven and probable reserves and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2002 and 2003. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves in both fiscal 2002 and 2003) and (2) the amount of gold produced by the operation during the year.

	Proven and probable		Life of mine as of		Amortization
	reserves as of June 30,		June 30,		for fiscal

	2001	2002	2001	2002	2002	2003

	(‘000 oz)		(years)		($ million)
Driefontein	18,800	16,400	15	19	32.7	37.2
Kloof(1)	19,200	15,300	21	20	19.2	34.2
Beatrix(2)
Beatrix(3)	14,200	11,800	18	20	14.3	19.5
St. Helena	320	370	—	—	—	—
Ghana
Tarkwa(4)	6,900	6,500	14	13	13.8	16.0
Damang(5)	1,240	1,190	6	4	2.5	5.0
Australia
St. Ives(6)	3,150	2,340	10	5.5	18.8	49.4	(7)
Agnew(6)	690	600	7	4	10.9	25.3	(7)
Corporate and other					1.1	1.5
Total	64,500	54,500			113.3	188.1
Reserves below infrastructure(8)	21,400	26,600
Total reserves(9)	85,900	81,100

Notes:

(1)	A mineral resource study at Kloof during fiscal 2001 resulted in adjustments to grade zones, exclusions of certain mining blocks due to lack of adequate ventilation and a reduction in extraction from shaft pillars, among other adjustments. The net effect on total reserves was not material but resulted in a movement from above infrastructure reserves to below infrastructure reserves at the end of fiscal 2002. As amortization is currently calculated using the above infrastructure reserves as its denominator (the numerator being ounces produced) the amortization charge for fiscal 2003 increased accordingly.

(2)	The Beatrix operation, formerly call the Free State operation, was renamed following the sale of the St. Helena mine to Freegold on October 30, 2002.

(3)	Includes the former Oryx mine, now designated as Beatrix Shaft No. 4.

(4)	As of June 30, 2001 and 2002, reserves of 4.900 million ounces and 4.620 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	As of June 30, 2001 and 2002, reserves of 0.880 million ounces and 0.850 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	Reserves and life of mine calculated as of the date Gold Fields acquired the operation.

(7)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets based upon their respective fair values, which affected the allocation of amortization between St. Ives and Agnew.

(8)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(9)	As of June 30, 2001 and 2002, reserves of 83.540 million ounces and 78.900 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

Exploration expenditure

Exploration expenditure was $29.6 million in fiscal 2003, an increase of 79.4% from $16.5 million in fiscal 2002. The increase was as a result of a deliberate effort to step up exploration activities, with $5.6 million being spent in Australia on exploration projects in fiscal 2003, compared to $0.2 million in fiscal 2002 and $1.9 million being spent in South and Latin America in fiscal 2003, compared to $0.6 million in fiscal 2002. Exploration expenditure in fiscal 2003 also included $6.2 million incurred at APP compared to $7.5 million in fiscal 2002 and $6.6 million in respect of a write off of all expenditure incurred during fiscal 2003 on “farm in” projects, in which an ownership interest will vest only once a predetermined level of investment is achieved. See “Information on the Company—Exploration.”

Impairment of assets

The allocation of the purchase price to the Agnew and St. Ives mines was based upon geological and other information available to the Company at the purchase date. During fiscal 2003, the Company revised the Agnew life of mine plan based upon the latest estimates of reserves and mineralized material. The life of mine plan was revised because the results of the Agnew mine following the acquisition had been below those anticipated due to a lower recovered gold content and certain events which rendered certain mineralized material unexploitable. The revised life of mine plan did not support the original allocation of the purchase price to the Agnew mine orebody, mining tenements and undeveloped properties. For management reporting purposes, Gold Fields reallocated part of the initial purchase price from the Agnew mine orebody, mining tenements and undeveloped properties to the St. Ives mine orebody, mining tenements and undeveloped properties. US GAAP does not permit a company to reallocate the purchase price more than a year beyond the acquisition date, when sufficient data was available to make the initial purchase price allocation. Accordingly, an impairment write down of $29.6 million was recorded to reflect the Agnew mine assets at their fair value.

Decrease in post-retirement health care provision

In South Africa, Gold Fields provides medical benefits to employees through a number of different medical schemes, mainly Aumed for the Beatrix and Medisense for the Driefontein and Kloof operations. During fiscal 2003 Aumed and Medisense combined into one scheme and kept the Medisense name.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees’ medical contribution to the medical schemes after their retirement. As of June 30, 2003, 61% of these former employees and dependants were bought out of the scheme at a 15% premium. At June 30, 2003, approximately 850 (fiscal 2002: 2,300) former employees were still covered under this plan, which has not been available to active members of Aumed who retired after August 31, 1997 and members of Medisense who retired after January 31, 1999. See “Directors, Senior Management and Employees—Employees—Benefits.” In fiscal 2003 an amount of $5.0 million was credited to earnings, compared to a charge of $6.6 million in fiscal 2002, in respect of Gold Fields’ obligations under this medical plan, a 176% decrease. The $5.0 million credit is the result of the annual interest and service charge of $5.5 million, a $3.0 million charge relating to the 15% premium mentioned above and a reversal of $13.5 million relating to the release of the cross subsidization liability as a result of the buyout. The post-retirement health care provision is updated annually based on actuarial valuations, with any increase in the provision reflected in the statement of operations.

Increase in provision for environmental rehabilitation

For its South African operations, Gold Fields contributes to environmental trust funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. For the Ghana and Australia operations Gold Fields does not contribute to a trust fund, but does make provision for estimated environmental rehabilitation costs. As from July 1, 2002, the company adopted FAS 143 for accounting for its environmental rehabilitation costs. Under this method the rehabilitation charge for fiscal 2003 was $5.3 million compared to $4.7 million in fiscal 2002, which was under the old standard. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Previously Gold Fields provided for its obligations over the life of mine for each operation using principally the units-of-production method based on estimated proven and probable reserves above infrastructure.

Finance income/(expense)

Gold Fields recognized finance income of $4.2 million in fiscal 2003 as compared to $8.3 million in fiscal 2002. Finance income in fiscal 2003 consisted of a $4.0 million unrealized exchange gain on the revaluation of the U.S. dollar loan incurred in connection with the acquisition of the Australian operations and a realized exchange gain of $11.5 million on the repayment of $119.5 million of the Australian loans, offset in part by interest payments of $4.8 million and a realized loss of $6.5 million on certain other U.S. dollar denominated accounts in Australia. Finance income in fiscal 2002 consisted of a $14.5 million unrealized exchange gain on the revaluation on the U.S. dollar loan and a $1.2 million realized exchange gain on the first $16.0 million repayment installment on the loan, offset in part by interest payments of $5.2 million, including fees of $2.9 million, and a realized loss of $2.2 million on certain other U.S. dollar accounts in Australia.

Unrealized gain on financial instruments

Gold Fields recognized an unrealized gain of $35.7 million in fiscal 2003 compared to an unrealized gain of $45.9 million in fiscal 2002 relating to financial instruments.

Of the $35.7 million unrealized gain in fiscal 2003, $36.7 million related to the positive mark-to-market valuation as at June 30, 2003 of the then remaining Australian dollar/U.S. dollar currency instruments offset by a $1.0 million negative mark-to-market valuation as at June 30, 2003 of the $36.0 million U.S. dollar/Rand currency financial instruments purchased to protect the Group’s commitment in respect of the Tarkwa mill project and the shift to owner mining of $159.0 million.

Of the $45.9 million unrealized gain in fiscal 2002, $42.7 million related to the positive mark-to-market valuation as of June 30, 2002 of the remaining Australian dollar/U.S. dollar currency financial instruments and $3.2 million related to the positive mark-to-market valuation as of June 30, 2002 of the then remaining U.S. dollar/Rand currency financial instruments which Gold Fields entered into in December 2001.

Realized gain on financial instruments

Gold Fields recognized a realized gain of $15.1 million in fiscal 2003 compared to a realized gain of $4.7 million in fiscal 2002 relating to financial instruments.

Of the $15.1 million realized gain in fiscal 2003, $10.5 million was realized on the close-out of $175.0 million of the Australian dollar/U.S. dollar currency financial instruments during the year. The balance of $4.6 million relates to the amortization of deferred hedging gains relating to Abosso Goldfields forward sales contracts that Gold Fields acquired in connection with the purchase of Abosso.

Of the $4.7 million realized gain in fiscal 2002, a gain of $1.2 million was realized on the close out of $25.0 million of the Australian dollar/U.S. dollar currency financial instruments in March 2002. Gold Fields closed out $48.0 million of the U.S. Dollar/Rand currency financial instruments during March and April 2002, realizing a profit of $4.9 million. As a result of the acquisition of Abosso, Gold Fields succeeded to a number of gold forward contracts which were closed out in February 2002 and realized an accounting loss of $6.1 million. This loss was partly offset by the amortization of deferred hedging gains of $4.0 million relating to Abosso Goldfields forward sales contracts that Gold Fields acquired in connection with the purchase of Abosso. The balance of the $4.7 million realized gain related primarily to the recognition of the balance of the deferred gain from the previous repurchase by Gold Fields of gold forward sales commitments. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Hedging Experience.”

Employee termination costs

In fiscal 2003, Gold Fields incurred termination costs of $3.8 million as compared to $6.4 million in fiscal 2002. The decrease in employee termination costs was as a result of lower retrenchments during fiscal 2003.

Profit on sale of non-current investments

During fiscal 2003, Gold Fields decided to liquidate certain non-current investments in order to fund foreign debt repayments. The profit on the sale of these investments amounted to $57.2 million resulting from the following sales:

•	$42.4 million from the sale of 30.5 million shares in Eldorado Gold Corporation,

•	$13.1 million from the sale of 1.5 million shares in Glamis Gold Limited,

•	$1.5 million from the sale of 0.4 million shares in African Rainbow Minerals Limited, and

•	$0.2 million from the sale of 73,000 shares in Chesapeake Gold Corporation.

Gain on disposal of St. Helena

On October 30, 2002 Gold Fields disposed of the St. Helena gold mining operation to Freegold for a gross consideration of $11.9 million and a monthly royalty payment to Gold Fields equal to 1% of the net revenues from gold sales from the St. Helena mine for a period of four years after October 30, 2002. This disposal resulted in a gain of $13.4 million.

Income and mining tax expense

The table below indicates that Gold Fields’ effective tax rate for fiscal 2002 and fiscal 2003, including normal and deferred tax.

Year ended June 30,	2002	2003

Income and mining tax
Effective tax expense rate	36.9%	32.9%

In fiscal 2003, the effective tax expense rate of 32.9% differed from the maximum mining statutory tax rate of 46% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $18.4 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, the utilization of assessed losses of $13.7 million mainly related to the disposal of the St. Helena mine not previously recognized and $31.6 million of non taxable income related primarily to the profit on the sale of certain investments. The effect of these items was offset in part by an amount of $16.1 million relating to foreign levies and royalties, which is included in the tax charge.

In fiscal 2002, the effective tax expense rate of 36.9% differed from the maximum mining statutory tax rate of 46% for Gold Fields and its subsidiaries as a whole primarily due to the effect of the mining tax formula of $15.9 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, and the utilization of assessed losses of $11.5 million not previously recognized. In addition, the tax expense rate is lower due to a credit of $23.6 million relating to income from Australia and Ghana taxed at a lower rate, partially offset by an amount of $9.9 million relating to foreign levies and royalties, which is included in the tax charge.

Minority interests

Minority interests represented a cost of $14.4 million in fiscal 2003, compared to a cost of $12.2 million in fiscal 2002. These amounts reflect the portion of the net income of Gold Fields Ghana and Abosso attributable to their minority shareholders. The minority shareholders’ interest was 28.9% in Gold Fields Ghana and Abosso in both fiscal 2003 and fiscal 2002.

Cumulative effect of change in accounting principles, net of tax

With effect from July 1, 2002, the Company adopted Statement of Financial Accounting Standard 143, accounting for Asset Retirement Obligations (“FAS143”). The adoption of FAS143 resulted in Gold Fields recording a $1.3 million debit cumulative effect of a change in accounting principle, net of tax.

Net income

As a result of the factors discussed above, Gold Fields’ net income was $257.0 million in fiscal 2003 compared with net income of $239.1 million in fiscal 2002.

Years Ended June 30, 2001 and 2002

Revenues

Product sales increased by $203.4 million, or 20.2%, from $1,006.6 million in fiscal 2001 to $1,210.0 million in fiscal 2002. The increase in product sales was due to a net increase of approximately 0.45 million ounces, or 11.9%, of total gold sold from 3.76 million ounces in fiscal 2001 to 4.21 million ounces in fiscal 2002, combined with an increase in the average realized gold price of 8.5% from $269 per ounce in fiscal 2001 to $292 per ounce in fiscal 2002. St. Ives, Agnew and Damang contributed 341,000 ounces, 83,000 ounces and 141,000 ounces, respectively, to gold sold. At Gold Fields’ ongoing operations, Tarkwa had an increase of 89,000 ounces due to the full year’s availability of the Teberebie heap leach pad and processing facility compared to only approximately six months’ availability in fiscal 2001. Kloof and Driefontein had decreases of 143,000 ounces and 48,000 ounces, respectively, due to lower yields, particularly at Kloof, while St. Helena had a decrease of 19,000 ounces due to planned reductions in production in anticipation of its closure.

Interest and dividends decreased by $0.1 million, or 1.1%, from $9.0 million in fiscal 2001 to $8.9 million in fiscal 2002. The decrease was due to lower dividends received, offset in part by an increase in interest received, in each case negatively affected by the weaker Rand/U.S. dollar exchange rate which depreciated by approximately 34.8% from an average rate of Rand 7.64 per $1.00 for fiscal 2001 to an average rate of Rand 10.30 per $1.00 for fiscal 2002. Dividends received from unlisted securities were $0.2 million in fiscal 2002 as compared to $0.7 million in fiscal 2001. Interest received on cash and cash equivalents was $8.7 million in fiscal 2002 as compared to $8.3 million in fiscal 2001.

Other income decreased by $12.3 million, or 96.0%, from $12.8 million in fiscal 2001 to $0.5 million in fiscal 2002. Other income in fiscal 2002 consisted of $4.4 million in revenues, comprised principally of asset sales, rent and exchange differences net of $3.9 million in expense items. In fiscal 2001, other income consisted of

$13.3 million in revenues, comprised primarily of proceeds of insurance claims principally relating to material damage and consequential loss resulting from a flammable gas explosion at Beatrix in May 2001 and multiple seismic events at the Kloof and Driefontein operations, and write backs of certain provisions which were no longer required, net of $0.5 million in expense items.

Costs and expenses

The following table sets out Gold Fields’ total ounces produced and weighted average total cash costs and total production costs per ounce for fiscal 2001 and fiscal 2002.

	Fiscal 2001			Fiscal 2002
								Percentage
							Percentage	increase/
							increase/	(decrease)
							(decrease)	in total
			Total			Total	in total	production
		Total cash	production		Total cash	production	cash costs	cost per
	Production	costs (1)	costs (2)	Production	costs (1)	costs (2)	per ounce	ounce

	(‘000 oz)	($/oz)	($/oz)	(‘000 oz)	($/oz)	($/oz)%		%
Driefontein	1,351	183	216	1,327	154	180	(15.8)	(16.6)
Kloof(3)	1,211	204	227	1,101	175	195	(14.2)	(14.1)
Free State
Beatrix	647	206	238	655	169	191	(17.9)	(19.7)
St. Helena	136	310	339	116	252	252	(18.7)	(25.6)
Ghana
Tarkwa(4)	440	147	178	544	165	193	(12.2)	(8.4)
Damang(5)	—	—	—	141	211	233	12.2	8.4
Australia
St. Ives(6)	—	—	—	341	165	221	—	—
Agnew(6)	—	—	—	83	218	351	—	—
Total(7)	3,785 (8)	—	—	4,307	—		—	—

Weighted average	—	194	224	—	170	198	(12.3)	(11.6)

Notes:

(1)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total cash costs per ounce.”

(2)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total production costs per ounce.”

(3)	Includes gold production at Kloof Shaft No. 4, which was capitalized until the end of fiscal 2002 (fiscal 2001: 44,000 ounces; fiscal 2002: 75,000 ounces).

(4)	In fiscal 2001 and 2002, 0.313 million ounces and 0.387 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	In fiscal 2002, 0.100 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the value of the underlying assets was allocated pro rata to the value of the underlying assets.

(7)	In fiscal 2001 and 2002, 3.658 million ounces and 4.109 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(8)	The total does not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2002 and 2001.

	For the year ended June 30, 2002

	Driefontein	Kloof	Beatrix	St. Helena	Tarkwa	Damang	St Ives	Agnew	Corporate	Group

	(in $ millions, except as otherwise noted)(1)
Production cost	205.8	181.6	113.3	28.8	85.5	28.5	55.8	17.8	(7.1)	710.0
Less-										—
G&A other than corporate cost	(7.6)	(5.5)	(3.0)	(0.3)	(0.4)	—	(1.9)	(0.5)	—	(19.2)
Management costs	—	—	—	—	—	—	—	—	7.1	7.1
Plus-										—
Employment termination costs	2.7	2.7	0.2	0.8	—	—	—	—	—	6.4
Royalty	—	—	—	0.0	4.6	1.4	2.4	0.7	—	9.1

Total Cash Cost	200.9	178.8	110.5	29.3	89.7	29.9	56.3	18.0	—	713.4

Plus-
Amortization(2)	32.7	19.2	14.3	—	13.8	2.5	18.8	10.9	1.1	113.3
Rehabilitation	0.6	1.3	0.5	—	1.5	0.5	0.2	0.1	—	4.7

Total Production Costs	234.2	199.3	125.3	29.3	105.0	32.9	75.3	29.0	1.1	831.4

Gold produced (‘000 oz)	1,326.6	1,100.7	654.8	116.4	544.0	141.4	340.9	82.6	—	4,307.4
Gold inventory (‘000 oz)	(23.2)	(2.0)	—	—	—	—	—	—	—	(25.2)
Gold sales (‘000 oz)	1,303.4	1,098.7	654.8	116.4	544.0	141.4	340.9	82.6	—	4,282.2
Less capitalized production of Kloof Shaft No.4 (‘000 oz)	—	(74.6)	—	—	—	—	—	—	—	(74.6)

Gold sold per Production Cost	1,303.4	1,024.1	654.8	116.4	544.0	141.4	340.9	82.6	—	4,207.6
Total Cash Cost ($/oz)(3)	154	175	169	252	165	211	165	218	—	170
Total Production Cost ($/oz) (4)	180	195	191	252	193	233	221	351	—	198

Notes:

(1)	Calculated using an exchange rate of R10.30 per $1.00.

(2)	Includes non-cash portion of GIP adjustments.

(3)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total cash costs per ounce.”

(4)	Gold Fields had calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total cash production costs per ounce.”

	For the year ended June 30, 2001

	Driefontein	Kloof	Beatrix	St. Helena	Tarkwa	Damang	St Ives	Agnew	Corporate	Group

	(in $ millions, except as otherwise noted)(1)
Production cost	254.5	240.1	135.2	42.6	63.0	—	—	—	8.0	743.4
Less-
G&A other than corporate costs	(8.3)	(5.3)	(2.4)	(0.5)	—	—	—	—	—	(16.5)
Management costs	—	—	—	—	—	—	—	—	(8.0)	(8.0)
Plus-
Employee termination cost	1.0	3.2	0.6	—	0.2	—	—	—	—	5.0
Royalty	—	—	—	—	3.7	—	—	—	—	3.7

Total cash cost	247.2	238.0	133.4	42.1	66.9	—	—	—	—	727.6

Plus-						—	—	—		—
Amortization(2)	40.2	26.3	17.7	1.1	13.2	—	—	—	1.3	99.8
Rehabilitation	4.9	0.9	2.7	2.8	0.9	—	—	—	—	12.2

Total production costs	292.3	265.2	153.8	46.0	81.0	—	—	—	1.3	839.6

Gold produced (‘000 oz)	1,351.3	1,210.7	647.1	135.6	439.8	—	—	—	—	3,784.5
Gold inventory (‘000 oz)	—	—	—	—	15.6	—	—	—	—	15.6
Gold sales (‘000 oz)	1,351.3	1,210.7	647.1	135.6	455.4	—	—	—	—	3,800.1
Less capitalized production (Kloof 4) (‘000 oz)	—	(44.3)	—	—	—	—	—	—	—	(44.3)

Gold sold per production cost (‘000 oz)	1,351.3	1,166.4	647.1	135.6	455.4	—	—	—	—	3,755.8
Total cash cost ($/oz)(3)	183	204	206	310	147	—	—	—	—	194
Total production cost ($/oz)(4)	216	227	238	339	178	—	—	—	—	224

Notes:

(1)	Calculated using an exchange rate of R7.64 per $1.00.

(2)	Includes non-cash portion of GIP adjustments.

(3)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total cash costs per ounce.”

(4)	Gold Fields had calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total cash production costs per ounce.”

Gold Fields’ weighted average total cash costs per ounce decreased $24 per ounce, or 12.3%, from $194 per ounce in fiscal 2001 to $170 per ounce in fiscal 2002. The principal reason was the weakening of the Rand/U.S. dollar exchange rate. This improvement was offset in part by an increase in average total cash costs at Tarkwa as a result of a decrease in yield and higher power costs. Although the total cash costs at the acquired operations in Australia and Ghana were slightly higher than the costs at Gold Fields’ ongoing operations, the impact on Gold Fields’ total cash costs was immaterial. In Rand terms, weighted average total cash costs per ounce increased by 18.1%, principally due to South African inflation and related wage increases. In addition, lower production at Kloof of 141,000 ounces (excluding Kloof Shaft No. 4) and Driefontein of 24,000 ounces as a result of lower yields, especially at Kloof, despite an increase in tonnes mined, further increased weighted average total cash costs in Rand terms. The reduced overall production, without a corresponding reduction in total cash costs, meant that total cash costs per ounce in Rand terms at the South African operations increased. Total cash costs per ounce in Rand terms at Tarkwa were adversely affected by the depreciation of the Rand against the U.S. dollar while the weak Rand affected Rand total cash costs per ounce at the Australian operations and Damang, contributing to the higher total cash costs per ounce in Rand terms in fiscal 2002.

Production costs

Production costs decreased by $33.4 million, or 4.4%, from $743.4 million in fiscal 2001 to $710.0 million in fiscal 2002, primarily due to the impact of the weakening Rand/U.S. dollar exchange rate on costs at the South African operations. The decrease in costs at the South African operations was, however, partially offset by the inclusion of costs for the Australian and Damang operations, and an increase in costs at the Tarkwa operation due to higher production levels. In Rand terms, production costs increased by 29%, principally due to South African inflation and related wage increases, the acquisitions in Australia and Ghana and the impact of the weakened Rand/U.S. dollar exchange rate at Tarkwa.

Corporate expenditure

Corporate expenditure was $12.3 million in fiscal 2002 compared to $16.0 million in fiscal 2001, a decrease of 23%. The decrease in expenditure relates primarily to the depreciation of the Rand against the U.S. dollar, as Rand costs increased by 3%.

Depreciation and amortization

Depreciation and amortization charges increased $13.5 million, or 13.5%, from $99.8 million in fiscal 2001 to $113.3 million in fiscal 2002. The principal reason for this increase was the inclusion of amortization and depreciation of the Australian and Damang operations, which amounted to $32.1 million. The increase was partially offset by the continued depreciation of the Rand against the U.S. dollar.

The table below depicts the changes from July 1, 2000 to July 1, 2001 for proven and probable reserves and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2001 and 2002.

	Proven and probable
	reserves as of June 30,		Life of mine as of June 30,		Amortization in Fiscal

	2000	2001	2000	2001	2001	2002

	(‘000 oz)		(years)		($ million)
Driefontein	22,600	18,800	16	15	40.2	32.7
Kloof	24,200	19,200	22	21	26.3	19.2
Free State
Beatrix(1)	16,800	14,200	19	18	17.7	14.3
St. Helena	2,000	320	7	—	1.1	—
Ghana
Tarkwa(2)	6,500	6,900	15	14	13.2	13.8
Damang (3)(4)	—	1,240	—	6	—	2.5
Australia
St. Ives(4)	—	3,150	—	10	—	18.8	(5)
Agnew(4)	—	690	—	7	—	10.9	(5)
Corporate and other			—		1.3	1.1
Total	72,100	64,500			99.8	113.3
Reserves below infrastructure(6)	—	21,400
Total reserves(7)	72,100	85,900

Notes:

(1)	Includes the former Oryx mine, now designated as Beatrix Shaft No. 4.

(2)	As of June 30, 2000 and 2001, reserves of 4.622 million ounces and 4.900 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(3)	As of January 24, 2002, reserves of 0.880 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(4)	Reserves and life of mine calculated as of the date Gold Fields acquired the operation.

(5)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated to the value of the underlying assets based on their respective fair values, which affected the allocation of amortization between St. Ives and Agnew.

(6)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(7)	As of June 30, 2000 and 2001, reserves of 70.222 million ounces and 83.540 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

Exploration expenditure

Exploration expenditure was $16.5 million in fiscal 2002, a decrease of 6.7% from $17.7 million in fiscal 2001. The decrease related primarily to lower expenditure on the Arctic Platinum Partnership, or APP, offset in part by the establishment of an additional exploration office in Oxford, England and increased expenditure on other exploration projects. Exploration expenditure in fiscal 2002 included $7.5 million incurred at APP compared to $10.6 million in fiscal 2001. In January 2002 Gold Fields’ cumulative investment in APP surpassed $13.0 million and Gold Fields’ interest in APP increased to 51% in APP as from that date. See “Information on the Company—Exploration.”

Settlement costs—Oberholzer irrigation water dispute

Gold Fields paid $1.0 million in fiscal 2002 to resolve the remaining disputes in respect of compensation for water rights in the West Wits area. Gold Fields paid $1.2 million in fiscal 2001 to resolve related disputes. The disputes arose when the South African government required the Driefontein operation to compensate farmers for the loss of irrigation water caused by mining activities in the affected area. The payments related to compensation costs borne by Gold Fields in connection with the South African government’s expropriation of the water rights of the affected farmers.

Impairment of assets

Gold Fields continuously reassesses the carrying value and recoverability of its mining assets. The assessments in fiscal 2002 did not require any change to the carrying value to reflect the fair value of its mining assets. As a result of these assessments, Gold Fields charged $112.1 million for impairment of assets in fiscal 2001.

Increase in provision for post-retirement health care

In fiscal 2002, an amount of $6.6 million was charged to earnings, compared to $8.8 million in fiscal 2001, in respect of Gold Fields’ obligations under the medical plan which covers certain of its former employees, a 25% decrease. This decrease was principally due to the weakening of the Rand/U.S. dollar exchange rate. In Rand terms, the costs remained stable.

Increase in provision for environmental rehabilitation

The amount charged to income for environmental rehabilitation decreased by $7.5 million to $4.7 million in fiscal 2002 from $12.2 million in fiscal 2001, a 61.4% decrease. This decrease was principally due to the weakening of the Rand/U.S. dollar exchange rate. In addition, in fiscal 2001, Gold Fields fully provided for environmental rehabilitation at the St. Helena mine and Kloof Shaft Nos. 8 and 9 as part of the decision to fully write down those assets.

Finance (income)/expense

Gold Fields recognized finance income of $8.3 million in fiscal 2002 as compared to finance expense of $1.9 million in fiscal 2001. On November 26, 2001, Gold Fields established a U.S. dollar denominated loan for the acquisition of St. Ives and Agnew. Finance income in fiscal 2002 consisted of a $14.5 million unrealized exchange gain on the revaluation on the U.S. dollar loan and a $1.2 million exchange gain on the first $16.0 million repayment installment on the loan, offset in part by interest payments of $5.2 million, including fees of $2.9 million, and a realized loss of $2.2 million on certain U.S. dollar accounts in Australia. In fiscal 2001, finance expense consisted of interest payments related primarily to the project loan at Gold Fields Ghana.

Unrealized gain on financial instruments

Gold Fields recognized an unrealized gain of $45.9 million in fiscal 2002 compared to an unrealized gain of $0.8 million in fiscal 2001 relating to financial instruments.

Of the $45.9 million unrealized gain in fiscal 2002, $42.7 million related to the positive mark-to-market valuation as of June 30, 2002 of the then remaining Australian dollar/U.S. dollar currency financial instruments and $3.2 million related to the positive mark-to-market valuation as of June 30, 2002 of the remaining U.S. dollar/Rand currency financial instruments which Gold Fields entered into in December 2001.

The $0.8 million unrealized gain in fiscal 2001 related to the positive mark-to-market valuation as of June 30, 2001, of approximately 50,000 ounces of remaining Rand-denominated gold call options.

Realized gain on financial instruments

Gold Fields recognized a realized gain of $4.7 million in fiscal 2002 compared to a realized gain of $7.4 million in fiscal 2001 relating to financial instruments.

Of the $4.7 million realized gain in fiscal 2002, a gain of $1.2 million was realized on the close out of $25.0 million of the Australian dollar/U.S. dollar currency financial instruments in March 2002. Gold Fields closed out $48.0 million of the U.S. Dollar/Rand currency financial instruments during March and April 2002, realizing a profit of $4.9 million. As a result of the acquisition of Abosso, Gold Fields succeeded to a number of gold forward contracts which were closed out in February 2002 and realized an accounting loss of $6.1 million. This loss was partly offset by the amortization of deferred hedging gains of $4.0 million relating to Abosso Goldfields forward sales contracts that Gold Fields acquired in connection with the purchase of Abosso. The balance of the $4.7 million realized gain related primarily to the recognition of the balance of the deferred gain from the previous repurchase by Gold Fields of gold forward sales commitments.

Of the $7.4 million realized gain in fiscal 2001, $5.2 million related to the repurchase of the remaining 160,000 ounces of gold forward sale contracts in connection with full repayment of the Tarkwa project loan. Gold Fields incurred a loss of $2.2 million upon the settlement of approximately 393,000 ounces of the remaining 443,000 ounces of Rand-denominated gold call options. Gold Fields recognized $4.4 million of deferred gain available from the previous repurchase of gold forward sales commitments. The remaining deferred gain on these contracts was recognized in fiscal 2002. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Hedging Experience.”

Employee termination costs

In fiscal 2002, Gold Fields incurred termination costs of $6.4 million as compared to $5.0 million in fiscal 2001. The increase in employee termination costs was as a result of the cutback in production at Kloof Shaft Nos. 8 and 9 announced at the end of fiscal 2001 and implemented in fiscal 2002, offset in part by the weakening of the Rand/U.S. dollar exchange rate.

Write-down of investments

None of Gold Fields’ investments were determined to be impaired in fiscal 2002. Gold Fields wrote down its investments in listed entities by $2.0 million in fiscal 2001 as they were deemed to be permanently impaired.

Stock compensation

Gold Fields recognized stock compensation expenses of $4.8 million related to the accelerated vesting of an employee’s options during fiscal 2002. The stock compensation charge was determined by reference to the difference between the grant price of the options and the market price of Gold Fields’ ordinary shares at fiscal year-end.

New York Stock Exchange listing and associated costs

In connection with its listing on the New York Stock Exchange on May 9, 2002, Gold Fields incurred costs of $4.3 million in fiscal 2002 for listing fees and various consultancy and professional advisory services.

Income and mining taxes

The table below indicates Gold Fields’ effective tax rate for fiscal 2001 and fiscal 2002, including normal and deferred tax.

Year ended June 30,	2001	2002

Income and mining tax
Effective tax expense rate	166.2%	36.0%

In fiscal 2002, the effective tax expense rate of 36.9% differed from the statutory tax rate of 46% for Gold Fields and its subsidiaries as a whole primarily due to the effect of the mining tax formula of $15.9 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, and the utilization of assessed losses of $9.7 million not previously recognized. In addition, the tax expense rate is lower due to a credit of $23.6 million relating to income from Australia and Ghana taxed at a lower rate, partially offset by $9.9 million relating to taxes and royalties which is included in the tax charge.

In fiscal 2001, the effective tax rate expense of 166.2% differed from the statutory tax rate of 46% of Gold Fields primarily due to non tax deductible expenditure of $25.6 million related primarily to the purchase of mineral rights and exploration expenditure, foreign levies and royalties paid on Ghana’s revenues of $4.3 million, the creation of a valuation allowance of $3.7 million against deferred tax assets which management believed would not be realized, offset in part by the rate adjustment of $9.7 million for the difference between the statutory rate of 46% and South African income not subject to the mining tax formula and Ghana income taxed at a lower rate and the effect of the mining tax formula of $15.0 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income.

Minority interests

Minority interests represented a cost of $12.2 million in fiscal 2002, compared to a cost of $8.8 million in fiscal 2001. The minority shareholders’ interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2002 and in Gold Fields Ghana in fiscal 2001.

Net income

As a result of the factors discussed above, Gold Fields’ net income was $239.1 million in fiscal 2002 compared with net loss of $18.0 million in fiscal 2001.

Liquidity and Capital Resources

Cash resources

Operations

Net cash provided by operations was $411.4 million in fiscal 2003 compared to $424.7 million in fiscal 2002. In fiscal 2003, Gold Fields’ realized gold price increased to an average of $333 per ounce compared to $292 per ounce in fiscal 2002. In addition, sales in fiscal 2003 increased by 0.41 million ounces, which together with the increase in the realized price, resulted in revenues from product sales increasing by $328.2 million in fiscal 2003 to $1,538.2 million compared to $1,210.0 million in fiscal 2002. The increased revenues improved net income and were the main reason for the increase in cash flow provided by operations before taxation and working capital changes. Despite the increase in working capital changes of $14.9 million, which added to the increase in cash provided by operations, cash provided by operations decreased primarily due to an increase in taxes paid of $43.1 million.

Net cash provided by operations was $424.7 million in fiscal 2002 compared to $194.3 million in fiscal 2001. The increase of $230.4 million principally resulted from increased profitability due to the increased revenue as a result of the higher sales volumes and the higher achieved gold price. In fiscal 2002, Gold Fields’ realized gold price increased to an average of $292 per ounce compared to $269 per ounce in fiscal 2001. In addition, sales in fiscal 2002 increased by 0.45 million ounces, which together with the increase in the realized price, resulted in revenues from product sales increasing by $203.4 million in fiscal 2002 to $1,210.0 million compared to $1,006.6 million in fiscal 2001. The increased revenues improved profitability and were the main reason for the increase in cash provided by operations. The increase in cash provided by operations was partly offset by an increase in taxes paid of $6.0 million and working capital changes of $5.3 million.

Although revenues from Gold Fields’ South African operations are denominated in U.S. dollars, Gold Fields receives them in Rand, which are then subject to South African exchange control limitations. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls.”

As a result, those revenues are generally not available to service Gold Fields’ non-Rand debt obligations or to make investments outside South Africa without the approval of the SARB.

Revenues from Gold Fields’ Ghanaian and Australian operations are also denominated in U.S. dollars, but unlike in South Africa, Gold Fields receives them in U.S. dollars or is able freely to convert them into U.S. dollars. These U.S. dollar amounts can be used by Gold Fields to service its U.S. dollar-denominated debt with respect to such operations and, upon approval by the SARB, to make investments in its non-South African operations.

Investing

Net cash utilized in investing activities was $150.6 million in fiscal 2003 compared to $375.4 million in fiscal 2002. The decrease in net cash utilized of $224.8 million was primarily due to the acquisition of the Australian operations for $180 million and Abosso Goldfields for $32.9 million in fiscal 2002. An increase of $79.8 million in expenditure on property, plant and equipment in fiscal 2003 was largely offset by the proceeds of $72.1 million from the sale of non-current investments.

Net cash utilized in investing activities was $375.4 million in fiscal 2002 compared to $150.8 million in fiscal 2001. The increase in net cash utilized of $224.6 million was primarily due to the acquisition of the Australian operations for $180 million and Abosso Goldfields for $32.9 million.

Capital expenditure increased $79.8 million to $224.3 million in fiscal 2003 compared to $144.5 million in fiscal 2002. In Rand terms, capital expenditure increased to R2,035.5 million in fiscal 2003 from R1,489.3 million in fiscal 2002 and R1,136.5 million in fiscal 2001.

Expenditure on Gold Fields’ major capital projects in fiscal 2003, included:

•	$23.9 million on the Beatrix Shaft No. 3 expansion project, as compared to $14.3 million in fiscal 2002 and $19.1 million in fiscal 2001;

•	$38.1 million on the Shaft No. 1E and Shaft No. 5E projects at Driefontein, as compared to $26.9 million in fiscal 2002 and $40.3 million in fiscal 2001;

•	$14.3 million on the Driefontein Plants No. 1 and 2 metallurgical mill installation as compared to $9.2 million in fiscal 2002 and $2.1 million in fiscal 2001 on Plant No. 1;

•	$24.6 million on the Shaft No. 4 project at Kloof as compared to $15.4 million in fiscal 2002 and $26.9 million in fiscal 2001, which in fiscal 2002 and 2001 were inclusive of capitalized revenue and development costs;

•	$32.4 million at St. Ives and $17.8 million at Agnew on capital works and mine planning and development as compared to $11.9 million and $9.7 million, respectively, for the seven months of fiscal 2002 they were owned by Gold Fields; and

•	$11.6 million on the Tarkwa heap leach pad expansion, as compared to $nil in fiscal 2002 and fiscal 2001.

The remainder of Gold Fields’ investment spending in fiscal 2003 related to the purchase of a 9.6% share in Sino Gold Limited for $5.3 million and a number of relatively small investments in various exploration project companies, as well as increased investment in other non-listed companies.

Financing

Net cash utilized in financing activities was $335.8 million in fiscal 2003 as compared to net cash provided by financing activities of $127.9 million in fiscal 2002. This increase in cash utilized in financing activities was largely due to the repayments of loans in fiscal 2003, compared to the drawing down of loans in fiscal 2002.

In fiscal 2003, $119.5 million of the $149.0 million remaining on the $165.0 million drawdown on the $250.0 million credit facility entered into in connection with the purchase of the St. Ives and Agnew operations was repaid. In addition, $20.9 million was repaid of the $35.0 million remaining on the $50.0 million two-year facility to finance the acquisition of 71.1% of Abosso. As a result of share options exercised, $4.5 million was received for ordinary shares issued in fiscal 2003 as compared to $5.6 million in fiscal 2002.

Dividends paid amounted to $184.3 million in fiscal 2003 as compared to $59.2 million in fiscal 2002. The amount of dividends paid was higher than in fiscal 2002 due to dividends of 370 SA cents per ordinary share being paid in fiscal 2003, compared to 130 SA cents in fiscal 2002, as well as the impact of the stronger Rand/U.S. dollar exchange rate. Dividend payments amounted to Rand 1,746.4 million as compared to Rand 634.3 million in fiscal 2002. During fiscal 2003, Tarkwa paid dividends for the first time and the minority shareholders’ share of this payment was $5.8 million.

Net cash from financing activities was $127.9 million in fiscal 2002 as compared to net cash utilized in financing activities of $85.0 million in fiscal 2001. The increase in cash provided from financing was due primarily to the drawdown of $165.0 million of the $250.0 million credit facility entered into in connection with the purchase of the St. Ives and Agnew operations and the use of the full amount of $50.0 million of two two-year term loan facilities to finance the acquisition of 71.1% of Abosso and to refinance existing debt. This was offset in part by the first repayment of $16.0 million of the term loan facility entered into in connection with the Australian acquisition and the repayment of the $15.0 million two-year Abosso term loan facility. In addition, during fiscal 2002, Gold Fields incurred a Rand 200.0 million ($20.2 million calculated at an exchange rate of Rand 9.8 per $1.00 at the time the loan was incurred) short-term working capital loan and due to exchange rate fluctuations repaid an amount equal to $20.4 million. As a result of share options exercised, $5.6 million was received for ordinary shares issued in fiscal 2002 as compared to $5.3 million in fiscal 2001.

Dividends paid amounted to $59.2 million in fiscal 2002 as compared to $61.2 million in fiscal 2001. The amount of dividends paid was similar to fiscal 2001 principally due to the weaker Rand/U.S. Dollar exchange rate, as dividend payments amounted to Rand 634.3 million as compared to Rand 477.7 million in fiscal 2001.

Credit facilities

On November 26, 2001, Gold Fields and several of its subsidiaries, including two newly-established Australian subsidiaries, entered into a $250.0 million syndicated credit facility. Barclays Capital, the investment banking division of Barclays Bank plc, or Barclays, and Citibank, N.A., or Citibank, acted as arrangers of the facility. The credit facility was used to fund Gold Fields’ acquisition of St. Ives and Agnew from WMC with the balance to be used for general corporate purposes. The facility bears interest at LIBOR plus 1.15% per year and is subject to a commitment fee equal to 0.575% per year payable quarterly on all undrawn amounts under the facility.

Gold Fields and several of its subsidiaries have guaranteed all amounts payable under the facility, with the entire amount under the facility secured by Gold Fields’ shares in the two Australian subsidiaries, which own St. Ives and Agnew. The two Australian subsidiaries are restricted, subject to specified exceptions, from making loans, granting credit and incurring, creating or permitting any indebtedness. Also, the credit facility contains provisions which restrict, subject to specified exceptions, the ability of Gold Fields and each subsidiary which is party to the facility, among other things, to (1) create or permit a security interest in its assets, (2) sell, lease, transfer or dispose of its assets, (3) enter into amalgamations, demergers, mergers or similar transactions, (4) acquire companies, businesses, assets or undertakings or (5) dispose of any of the subsidiaries that guaranteed the facility. The terms of the credit facility also require Gold Fields to maintain a foreign exchange hedging strategy over the life of the loan to reduce the impact of fluctuations in the Australian dollar/U.S. dollar exchange rate on the cash flow from St. Ives and Agnew. See “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Sensitivity.”

The facility consists of a $160.0 million term loan facility and a $90.0 million revolving credit facility. The principal of the term loan facility is repayable in ten equal semi-annual installments over five years, with the first repayment of $16.0 million paid in May 2002. Repayments of $114.5 million were made during fiscal 2003, and repayments of $18.2 million have been made to date in fiscal 2004. The revolving credit facility is available through November 2006, with each drawdown under the facility repayable in full, together with accrued interest, at the end of a designated interest period of one, two, three or six months at the option of Gold Fields.

On November 30, 2001, Gold Fields drew down the full amount of $160.0 million available under the term loan facility and $5.0 million of the $90.0 million revolving credit facility, electing to pay interest on the term loan facility at six-month intervals and opting for a six-month repayment date for the revolving credit facility drawdown. At the same time, Gold Fields paid an agency and arrangement fee of $2.9 million, or 1.2% of the amount available under the facility. During fiscal 2003, Gold Fields repaid $114.5 million of the $160.0 million term loan facility and repaid the full $5.0 million drawn down on the revolving credit facility. The repayments of $114.5 million included prepayments of $82.5 million, which were funded in part from the proceeds on the sale of non-current investments and dividends received from the Ghana operation.

On January 23, 2002, in connection with the purchase of Abosso, Gold Fields utilized the full amount of $35.0 million available under a bilateral two-year term loan and letter of credit facility dated December 31, 2001 between Gold Fields and several of its subsidiaries and Barclays and Barclays Capital. Gold Fields used $32.9 million of the funds to finance its A$63.3 million ($32.9 million at an exchange rate of A$1.92 per $1.00, which was the noon buying rate on the date of the transaction) share of the purchase price for the Abosso acquisition, $2.0 million of the funds to replace an existing letter of credit which serves as an environmental performance bond for the Damang mine and the remainder of the funds for general corporate purposes. The facility bears interest at a rate of LIBOR plus 0.95%. The loan is held by Gold Fields Ghana Holdings Limited, although $2.0 million of the obligation has been acceded to Abosso. Gold Fields and its wholly owned subsidiaries have guaranteed all amounts payable under the facility. Any amounts outstanding under the $33.0 million, bilateral two-year term loan on December 31, 2003 are repayable in full on that date. During fiscal 2003, Gold Fields made prepayments of $20.9 million on the $33.0 million bilateral two-year term loan leaving an outstanding balance of $12.1 million. The $2.0 million letter of credit facility terminated on June 30, 2003 and was replaced by a new $2.0 million letter of credit facility expiring on June 30, 2004. Also on January 23, 2002, Gold Fields utilized the full amount of $15.0 million available under a two-year term loan facility dated December 31, 2001 between Gold Fields and several of its subsidiaries and Barclays Capital and Barclays Bank of Ghana Limited. $10.0 million of the loan was used to refinance existing debt of Abosso, while the remaining $5.0 million was used to provide funds for general corporate purposes. The facility bore interest at a rate of LIBOR plus 0.95% for the first 12 months. The loan was held by Abosso, with Gold Fields and its wholly owned subsidiaries guaranteeing all amounts payable under the facility. By June 2002, Gold Fields repaid in full the $15.0 million term loan facility.

Gold Fields and several of its subsidiaries have guaranteed all amounts payable under the $35.0 million facility described above, with the entire amount secured by Gold Fields’ shares in Abosso. Abosso is restricted, subject to certain exceptions, from making loans, granting credit and incurring, creating or permitting any indebtedness. Also, the credit facility contains provisions which restrict, subject to specified exceptions, the ability of each Gold Fields subsidiary which is party to the facility, to (1) create or permit a security interest in its assets, (2) sell, lease, transfer or otherwise dispose of its assets, (3) enter into amalgamations, demergers, mergers or similar transactions, (4) acquire companies, business, assets or undertakings (5) make payment of dividends or other distributions in cash or in kind or (6) dispose of any of the subsidiaries that guaranteed the facilities. In connection with the utilization of the $35.0 million facility and the repaid $15.0 million facility, Gold Fields paid an arrangement fee of $0.3 million, equivalent to 0.6%

of the total amount available under the facilities, which was paid out of the proceeds of the $15.0 million facility.

Although it does not have any specific plans to do so at this time, Gold Fields may in the future undertake further acquisitions of mining assets. In the event that Gold Fields does undertake any such acquisition, it may need to incur further debt or arrange other financing to fund any costs of the acquisition, which could have an adverse effect on Gold Fields’ liquidity, including by increasing its level of debt.

As of September 30, 2003, Gold Fields had $90.0 million available under the revolving credit facility portion of the $250.0 million syndicated credit facility. Gold Fields has no committed unutilized banking facilities other than as noted above.

Capital expenditure

Capital expenditure was $224.3 million in fiscal 2003, compared to $144.5 million in fiscal 2002. See “—Cash resources—Investing.” Gold Fields expects to incur approximately Rand 2.5 billion ($392.5 million) in capital expenditure in fiscal 2004, which it expects to finance from internal sources and, to the extent required, credit facilities. Details regarding the specific capital expenditure for each operation are found in the individual operation sections under “Information on the Company—Gold Fields’ Mining Operations.”

Contractual obligations and commitments as at June 30, 2003

	Payments due by period

		Less than 12	12 – 36	36 – 60	After 60
	Total	months	months	months	months

	(in $ million)
Long-term debt (1)(2)	41.6	20.5	16.8	4.3	—

Barclays/Citibank – Australia (5 years)	29.5	8.4	16.8	4.3	—
Barclays – Abosso (2 years) (3)	12.1	12.1	—	—	—

Capital lease obligations – building	1.1	0.6	0.5	—	—
Other long-term obligations
Post-retirement healthcare (4)	23.9	1.9	3.8	3.8	14.4
Environmental obligations (5)	99.2	1.9	3.8	3.8	89.7

Total contractual cash obligations	165.8	24.9	24.9	11.9	104.1

Notes:

(1)	Gold Fields is party to certain long-term credit facilities, entered into in connection with its acquisition of St. Ives and Agnew and Abosso. See “—Liquidity and Capital Resources—Credit Facilities.”

(2)	On January 23, 2002, Gold Fields utilized the full amount of $35.0 million of a bilateral two-year term loan and letter of credit facility and $15.0 million of a two year term loan in connection with the acquisition of Abosso. During fiscal 2003, Gold Fields repaid $20.9 million of the $33.0 million outstanding under the term loan portion of the $35.0 million facility. In June 2002, Gold Fields repaid the full amount of the $15.0 million term facility. See “—Liquidity and Capital Resources — Credit Facilities.”

(3)	A $2.0 million letter of credit financed by funds drawn down on January 23, 2002, under the $35.0 million two-year term loan and letter of credit facility entered into in connection with the acquisition of Abosso serves as an environmental bond for the Damang mine. The $2.0 million letter of credit facility terminated on June 30, 2003 and was replaced by a new $2.0 million letter of credit facility expiring on June 30, 2004.

(4)	Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go-basis.

(5)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflations. Management believes that the provisions made for environmental obligations are adequate to direct the expected volume of such obligations. See “—Significant Accounting Policies—Environmental rehabilitation costs.”

	Amount of commitments expiring by period

		Less than	12 – 36	36 – 60	After 60
	Total	12 months	months	months	months

	(in $ million)
Other commercial commitments
Lines of credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
Guarantees(1)	23.2	3.2	—	—	20.0
Standby repurchase obligations	—	—	—	—	—
Capital expenditure (2)	34.5	34.5	—	—	—
Total commercial commitments	58.3	37.7	—	—	20.0

Notes:

(1)	Guarantees consist of amounts committed to guarantee Gold Fields’ environmental rehabilitation obligations with respect to its Ghanaian and Australian operations.

(2)	Capital expenditure consist only of amounts committed to external suppliers although as of June 30, 2003 an amount of $607.6 million respect of capital expenditure had been approved by Gold Fields’ Board.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Significant Accounting Policies

Gold Fields’ significant accounting policies are more fully described in note 2 to its consolidated financial statements. Some of Gold Fields’ accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

Management believes the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of Gold Fields’ consolidated financial statements and could potentially impact Gold Fields’ financial results and future financial performance.

Amortization of mining assets

Amortization charges are calculated using the units of production method and are based on Gold Fields’ current gold production as a percentage of total expected gold production over the lives of Gold Fields’ mines. The lives of the mines are estimated by Gold Fields’ geology department using interpretations of mineral reserves, as determined in accordance with the SEC’s industry guide number 7. The estimate of the total expected future lives of Gold Fields’ mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Gold Fields’ mineral reserves, such as the gold price and foreign currency exchange rates. Any change in management’s estimate of the total expected future lives of Gold Fields’ mines would impact the amortization charge recorded in Gold Fields’ consolidated financial statements.

Valuation of long-lived assets

Management annually reviews the carrying value of Gold Fields’ long-lived mining assets to determine whether their carrying values, as recorded in Gold Fields’ consolidated financial statements, are appropriate. These reviews are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets.

Stockpiles, Ore on Leach Pads and Inventories

Costs that are incurred in or benefit the production process are accumulated as stockpiles, ore on leach pads and inventories. Gold Fields records stockpiles, ore on leach pads and inventories at the lower of average cost or net realizable value, or NRV, and carrying values are evaluated at least quarterly. NRV represents the estimated future sales price of the product based on prevailing and long-term metal prices, less estimated costs to complete production and bring the product to sale. The primary factors that influence the need to record write-downs of stockpiles, ore on leach pads and inventories include prevailing short-term and long-term metal prices and prevailing costs for production inputs such as labor, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes added to and removed from the stockpile, the number of contained ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpiles are classified as high, low or marginal material by Gold Fields. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to mining operations. Costs are added to a stockpile based on current mining costs and removed at the average cost per recoverable ounce of gold in the stockpile. Stockpiles are reduced as material is removed and fed to mills or placed on leach pads. At June 30, 2003, Gold Fields’ stockpiles had a carrying value of $38.2 million.

Ore on leach pads represents ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. The resulting pregnant solution is further processed in a leach plant where the gold is recovered. Costs are added to leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage. Ultimate recovery of gold contained on leach pads can vary from approximately 50% to 70% (at the Ghana operation) to 90% (at the Australia operation) of the placed recoverable ounces in the first four months of the leaching process, declining each month thereafter until the leaching process is complete. Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, Gold Fields’ operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. Assuming a 1% variation from Gold Fields’ current estimates of gold quantities on its leach pads at June 30, 2003, Gold Fields would experience a production variance of approximately 46,840 ounces assuming that none of the variations for individual leach pads offset one another on a consolidated basis. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process is terminated. Based on current mine plans, Gold Fields expects to place the last tonne of ore on its current leach pads at dates ranging from 2006 to 2019. Including the estimated time required for residual leaching, rinsing and reclamation activities, Gold Fields expects that its leaching operations will terminate within approximately ten years following the date that the last tonne of ore is placed on the leach pad. At June 30, 2003, Gold Fields’ ore on leach pads had a carrying value of $41.8 million. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories.

In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from mines, stockpiles or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process. At June 30, 2003, the Company’s in-process inventories had a carrying value of $4.3 million.

Precious metals inventories include gold doré and/or gold bullion. Precious metals that are received as in kind payments of royalties are valued at fair value on the date title is transferred to Gold Fields. Precious metals that result from Gold Fields’ mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

The allocation of costs to stockpiles, ore on leach pads and inventories and the determination of NRV involves the use of estimates and assumptions regarding current and future costs, production levels, commodity prices, proven and probable reserve quantities, engineering data and other factors. A high degree of judgment is involved in determining such assumptions and estimates and no assurance can be given that actual results will not differ significantly from the corresponding estimates and assumptions.

Deferred taxation

When determining deferred taxation, management makes estimates as to the future recoverability of deferred tax assets. If management determines that a deferred tax asset will not be realized, a valuation allowance is recorded for that portion of the deferred tax asset which is not considered more likely than not recoverable. These determinations are based on the projected realization of tax allowances and tax losses. In the event that these tax assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that Gold Fields would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

Financial derivatives

The determination of the fair value of financial derivatives, when marked-to-market, takes into account estimates such as interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the financial derivatives. These estimates may differ materially from actual interest rates and foreign currency exchange rates prevailing at the maturity dates of the financial derivatives and, therefore, may materially influence the values assigned to the financial derivatives, which may result in a charge to or an increase in Gold Fields’ earnings through maturity of the financial derivatives.

Environmental rehabilitation costs

Gold Fields makes provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. In addition, final environmental rehabilitation obligations are estimated based on these interpretations. Gold Fields records the fair value of the liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, Gold Fields capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the company will record a gain or loss if the actual cost incurred is different from the liability recorded.

Employee benefits

Management’s determination of Gold Fields’ obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate the amounts. These assumptions are described in notes 16 and 17 to Gold Fields’ consolidated financial statements and include, among others, the discount rate, the expected long term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. Actual results that differ from management’s assumptions are accumulated and charged over future periods, which will generally affect Gold Fields’ recognized expense and recorded obligation in future periods. While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect Gold Fields’ pension and other post retirement obligations as well as future expenses, which will result in an impact on earnings in the periods that the changes in the assumptions occur.

Recent Developments

Cerro Corona Project

On December 17, 2003, Gold Fields, through its subsidiary, Gold Fields Corona (BVI) Limited, entered into a share purchase agreement with certain members of the Gubbins family to acquire a 92% interest in Sociedad Minera La Cima S.A., which owns the Cerro Corona Project, a gold and copper deposit, and other mining properties in Cajamarca, Peru. A feasibility study of the Cerro Corona Project was completed in August 2003. Completion of the transaction is subject to certain conditions precedent, including obtaining certain surface rights, approval of an environmental impact assessment plan and the granting of construction permits.

Mvelaphanda Deal

On November 26, 2003, Gold Fields and Mvelaphanda Resources Limited, or Mvela Resources, issued a detailed joint cautionary announcement to shareholders describing the terms of an agreement in principle for a broad based black economic empowerment consortium, led by Mvela Resources, to acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields for a consideration of R4.139 billion to be paid on completion of the transaction. This announcement followed an initial joint cautionary announcement released on June 10, 2003. The transaction relates to Gold Field’s current South African gold mining assets, which include the Beatrix, Driefontein and Kloof mines and ancillary assets and operations. See “Information on the Company—Recent Developments.”

Private Placement of 17,250,000 Ordinary Shares

On November 7, 2003, Gold Fields completed an international private placement of 15,000,000 new ordinary shares for a cash price of $13.00 per share. Gold Fields granted to the underwriters an option to purchase an additional 2,250,000 new ordinary shares at the same price, which the underwriters exercised on December 3, 2003. Gold Fields intends to use the proceeds of this placement to fund certain projects and offshore corporate development.

Sale of Driefontein Mining Area to Anglogold

On September 18, 2003, Gold Fields and AngloGold Limited, or AngloGold, announced that an agreement has been reached on the sale of a portion of the Driefontein mining area to AngloGold for a cash consideration of Rand 315 million. The mining area the transaction relates to is Block IC11, which covers an area of 280,000 square meters and is located on the western boundary of the Driefontein mine. The mining area can be accessed from the adjacent TauTona mining operation of AngloGold. The sale is conditional upon approval by the South African Competition Commission, to the extent such approval is necessary.

Arctic Platinum Project

On September 11, 2003, Gold Fields Limited exercised its pre-emptive right to acquire Outokumpu’s 49% stake in the Arctic Platinum Project in Finland, in which Gold Fields held a 51% majority share.

The Arctic Platinum partnership agreement between Gold Fields and Outokumpu contained the right of preemption in favor of both parties in respect of any intended disposals by either party of their interest in the Arctic Platinum project. Pursuant to this arrangement, Gold Fields paid $31 million to Outokumpu, consisting of $23 million in cash and Gold Fields ordinary shares worth $8 million.

Trend and Outlook

During the first quarter of fiscal 2004, Gold Fields’ operating performance and net income were lower than that achieved in the fourth quarter of fiscal 2003, primarily due to increases in costs in Rand terms due to the introduction of above-inflation wage increases while the Rand gold price remained flat compared to the last quarter of fiscal 2003. The Rand appreciated from an average rate of Rand 7.74 per $1.00 in the last quarter of fiscal 2003 to an average rate of Rand 7.44 per $1.00 during the first quarter of fiscal 2004, an increase of 3.9%.

Gold production is not expected to be materially different in the second quarter of fiscal 2004 compared to the first quarter of fiscal 2004. Should the Rand gold price remain at current levels, revenue and operating margins are expected to continue to be under pressure. The lower operating margins currently experienced at Gold Fields’ South African operations have necessitated a change in mining strategy at the South African operations towards increased paylimits and a reduction in marginal tonnage. In the long term, efforts are being made to increase productivity. In addition, no significant asset sales, which boosted profits in the last two quarters, are contemplated during the second quarter of fiscal 2004.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires

Christopher M. T. Thompson	55	Non-executive Chairman	November 16, 2004

Ian D. Cockerill	49	Executive Director and Chief Executive Officer	November 15, 2005

Nicholas J. Holland	45	Executive Director and Chief Financial Officer	November 15, 2005

Rupert L. Pennant-Rea	55	Non-executive Director	November 15, 2005

Gert J. Gerwel	57	Non-executive Director	November 15, 2005

Alan J. Wright	62	Non-executive Deputy Chairman	November 17, 2006

Bernard R. van Rooyen	70	Non-executive Director	November 17, 2006

Chris I. von Christierson	56	Non-executive Director	November 17, 2006

J. Michael McMahon	57	Non-executive Director	November 17, 2006

Gordon R. Parker	68	Non-executive Director	November 16, 2004

Patrick J. Ryan	66	Non-executive Director	November 16, 2004

Tokyo M. G. Sexwale	50	Non-executive Director	November 16, 2004

Directors and Executive Officers

The Articles of Association of Gold Fields provide that the Board must consist of no less than 4 and no more than 15 directors at any time. The Board currently consists of 12 directors.

The Articles of Association of Gold Fields provide that the longest serving one-third of directors must retire from office at each annual general meeting of Gold Fields. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire. Executive directors appointed by contract with Gold Fields are not subject to retirement by rotation for a period of no longer than five years. The number of directors serving under these contracts must at all times be less than one-half of the total number of directors in office. None of Gold Fields’ current executive directors are appointed to their positions as directors by contract.

According to the Articles of Association, the Board may meet as it sees fit, and sets its own policies for adjourning and otherwise regulating meetings. Any director may call for a meeting at any time by requesting the company secretary to convene a meeting. The Articles of Association further provide for the following:

•	No director may vote on any contract or arrangement in which the director is interested. If the director votes on a transaction in which the director is interested, the director’s vote will not be counted. An interested director, with certain exceptions, will not be counted for the purpose of determining a quorum for a meeting in which the Board is voting on a resolution in which the director is interested. However, a director who owns ordinary shares may vote his ordinary shares at a general meeting of shareholders in a transaction in which the director is interested;

•	A director may not vote as a director to determine his own compensation. The shareholders in a general meeting determine the fees for directors from time to time. Any additional compensation, including compensation for additional services performed by the director for Gold Fields’ business or for other positions in Gold Fields or its subsidiaries, must be determined by a quorum of directors whose compensation would not be affected by the decision; and

•	The directors are not required to hold shares in Gold Fields, although a shareholding qualification may be imposed at any meeting of the shareholders.

The Articles of Association do not provide for a mandatory retirement age for directors.

Some of the executive officers and all of the executive directors are members of the board of directors of various subsidiaries of Gold Fields.

The business addresses of all the directors and executive officers of Gold Fields is 24 St. Andrews Road, Parktown 2193, South Africa, the address of Gold Fields’ head office.

Executive Directors

Ian D. Cockerill BSc Geology Hons, London; MSc Mining, Royal School of Mines. Executive Director and Chief Executive Officer. Mr. Cockerill has been a Director of Gold Fields since October 1999 and became Chief Executive Officer on July 1, 2002. Mr. Cockerill was Chief Operating Officer and Managing Director of Gold Fields from October 1999 to June 30, 2002. Mr. Cockerill has over 29 years’ experience in the mining industry. Prior to joining Gold Fields he was the Executive Officer for Business Development and African International Operations for AngloGold Limited.

Nicholas J. Holland BComm, BAcc, Witwatersrand; CA(SA). Executive Director and Chief Financial Officer. Mr. Holland has been a Director of Gold Fields since February 1998 and Executive Director of Finance since March 1998. On April 15, 2002, Mr. Holland’s title changed to Chief Financial Officer. Mr. Holland has 24 years’ experience in financial management. Mr. Holland is a director of Teba Bank Limited and Teba Controlling Company Ltd. Prior to joining Gold Fields he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited. Mr. Holland is also a director of Rand Refinery Limited.

Non-Executive Directors

Christopher M. T. Thompson BA, Rhodes; MSc Management Studies, Bradford. Chairman of the Board of Directors. Mr. Thompson has been a Director of Gold Fields since May 1998 and Chairman of the Board since October 1998. Mr. Thompson was the Chief Executive Officer of Gold Fields from October 1998 to June 30, 2002. Mr. Thompson has over 34 years’ experience in the mining industry. Mr. Thompson is also Chairman and a member of the Executive Committee of the World Gold Council, a director of Teck Cominco Corporation and a past director of the South African Chamber of Mines and of Business Against Crime. Prior to joining Gold Fields he was the President and Chief Executive Officer of the Castle Group Ltd.

Rupert L. Pennant-Rea BA, Trinity College, Dublin; MA, University of Manchester. Non-executive Director. Mr. Pennant-Rea was appointed as a Director of Gold Fields on July 1, 2002. Mr. Pennant-Rea serves as the Chairman of The Stationery Office Holdings Ltd., Plantation and General Investments PLC, Key Asset Management (UK) Limited and Security Printing and Systems Ltd. Mr. Pennant-Rea is also a director of British American Tobacco p.l.c., Gordon House Asset Management Limited, Sherritt International Corporation, Media AMI (UK) Ltd, Globalvault plc, Electra Kingsway VCT, Bell Managed Information Technologies Ltd, Go-Ahead Group plc, Times Newspaper Holdings Limited and First Quantum Minerals Ltd. Previously, Mr. Pennant-Rea was editor of The Economist and Deputy Governor of the Bank of England.

Gert J. Gerwel BA, Western Cape; Licentiate (Germanic Philology), Brussels; PhD (Literature and Philosophy), Brussels. Non-executive Director. Mr. Gerwel was appointed a director of Gold Fields on August 21, 2002. Mr. Gerwel is the Chancellor of Rhodes University and Nelson Mandela Distinguished Professor in the Humanities of University of Cape Town and University of Western Cape. Mr. Gerwel is Non-executive Chairman and a director of Brimstone Investment Corporation Limited, Africon Engineering International and

Educor. Mr. Gerwel is also a director of Naspers, Media 24, Old Mutual plc, Peoples Bank and KFM Radio. Previously, Mr. Gerwel served in the Office of the President of South Africa as Director-General and Cabinet Secretary, and as Head of the South African President’s Office and the South African Cabinet Office.

Alan J. Wright CA (SA). Non-executive Director. Mr. Wright has been Deputy Chairman of Gold Fields since November 1997. Prior to September 1998, Mr. Wright was the Chief Executive Officer of Gold Fields of South Africa Limited. Mr. Wright is currently retired and is not a director of any other company.

Bernard R. van Rooyen BA, LLB, Witwatersrand. Non-executive Director. Mr. van Rooyen has been a Director of Gold Fields since May 1998. Mr. van Rooyen is the Deputy Chairman of Trans Hex Group Limited, a director of Mvelaphanda Resources Limited, Banro Resource Corporation, Northam Platinum Limited, Rand Water, and the Cementation Company (Africa) Limited, and an alternative director of Ndowana Exploration (Pty) Ltd.

Chris I. von Christierson BComm, Rhodes; MA, Cambridge. Non-executive Director. Mr. von Christierson has been a Director of Gold Fields since February 1999. Mr. von Christierson is the Chairman of Rio Narcea Gold Mines Limited and Afri-Can Marine Minerals Corporation Limited and a director of Southern Prospecting (UK) Limited.

J.     Michael McMahon BSc (Mechanical Engineering), Glasgow. Non-executive Director. Mr. McMahon has been a Director of Gold Fields since December 1999. Mr. McMahon serves as Non-executive Director of Impala Platinum Holdings Limited. Previously, Mr. McMahon was Chairman and an Executive Director of Gencor Limited and Executive Chairman, Chief Executive Officer and non-executive Chairman of Impala Platinum Holdings Limited.

Gordon R. Parker BS, MS, Montana College of Mineral Science and Technology; MBA, Cape Town. Non-executive Director. Mr. Parker has been a Director of Gold Fields since May 1998. Mr. Parker is a director of Caterpillar Inc. and Phelps Dodge Corporation. Previously, Mr. Parker was Chairman, President and Chief Executive Officer of Newmont Mining Corporation.

Patrick J. Ryan PhD (Geology), Witwatersrand. Non-executive Director. Dr. Ryan has been a Director of Gold Fields since May 1998. Dr. Ryan is President and Chief Executive Officer of Frontera Copper Corporation and a Director of Fronteer Development Group Inc. Dr Ryan was also previously the Executive Vice President, Mining Operations, Development and Exploration at Phelps Dodge Corporation.

Tokyo M. G. Sexwale Certificate of Business Studies, University of Botswana, Lesotho and Swaziland. Non-executive Director. Mr. Sexwale has been a Director of Gold Fields since January 2001. Mr. Sexwale is Executive Chairman of Mvelaphanda Holdings (Pty) Ltd. and of Mvelaphanda Resources Ltd. Mr. Sexwale is also Chairman of Global Village Network Technologies (Pty) Ltd. and Chairman of Trans Hex Group Limited. In addition, Mr. Sexwale is a director of several of Mvelaphanda Holdings (Pty) Ltd.’s subsidiaries, ABSA Bank Limited, Northam Platinum Limited, The Rand Mutual Assurance Company Limited, Arcus Gibb (Pty) Ltd., ABSA Group Limited, African Maritime Logistics (Pty) Ltd., Dunrose Investments 29 (Pty) Ltd., Gem Diamond Mining Corporation Limited, Global Village Network (Pty) Ltd., Kas Maine Mining (Pty) Ltd., Mvelamasefield (Pty) Ltd., Mocoh Services South Africa (Pty) Ltd., Power Matla (Pty) Ltd., RMA Life Assurance Company Limited, Tepco Petroleum (Pty) Ltd. and Voltex Holdings Limited.

Executive Officers

Michael J. Adan (51), BComm, LLB, Witwatersrand. Senior Vice President, Human Resources. Mr. Adan has been General Manager of Human Resources of Gold Fields since March 1998. On April 15, 2002, Mr. Adan’s title changed to Senior Vice President, Human Resources. Mr. Adan was previously a General Manager at Gold Fields of South Africa Ltd.

James W. D. Dowsley (45), BSc (Mining Engineering), Witwatersrand. Senior Vice President, Corporate Development. Mr. Dowsley has been General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Ltd.

Craig J. Nelsen (52), BA (Geology), Montana; MSc (Geology), New Mexico. Executive Vice President, Exploration; President and CEO of Gold Fields Exploration, Inc. Since April 1999, Mr. Nelsen has served as Senior Vice President of Exploration for Gold Fields and President and Chief Executive Officer of Gold Fields Exploration, Inc. On April 15, 2002, Mr. Nelsen’s title changed to Executive Vice President, Exploration. Mr. Nelsen was previously Chairman and Chief Executive Officer of Metallica Resources Incorporated.

Michael J. Prinsloo (49), BSc (Mining Engineering), Witwatersrand; AMP, Harvard. Executive Vice President, South African Operations. On April 15, 2002, Mr. Prinsloo was appointed Executive Vice President, South African Operations. Mr. Prinsloo had served as Managing Director of the Driefontein operation since September 2001. Mr. Prinsloo was previously Managing Director and Chief Executive Officer of Durban Roodepoort Deep Limited. Prior to that, Mr. Prinsloo was an independent consultant to small businesses in South Africa and a Senior Manager with AngloGold Limited.

Jan W. Jacobsz (42), BA, Rand Afrikaans University. Senior Vice President, Investor Relations and Corporate Affairs. On April 15, 2002, Mr. Jacobsz was appointed Senior Vice President, Investor Relations and Corporate Affairs. Since January 1998, Mr. Jacobsz had served as Manager and Senior Manager of Investor Relations and Corporate Affairs of Gold Fields. Prior to that Mr. Jacobsz was Programme Manager of the Vulindlela Transformation Programme for Gold Fields of South Africa Limited and Administrator of The Gold Fields Foundation.

John A. Munro (35), BSc (Chemical Engineering), Cape Town. Executive Vice President and Head of International Operations. On September 1, 2003, Mr. Munro was appointed Executive Vice President and Head of International Operations. Mr. Munro had previously served as Senior Vice President and Head of International Operations, Senior Manager and General Manager of Corporate Development for Gold Fields. Prior to that Mr. Munro served as Assistant Manager and Manager of the Property Division of Gold Fields of South Africa Limited.

Terence P. Goodlace (44), National Higher Diploma Metalliferous Mining; BComm, Unisa; MBA, Wales. Senior Vice President, Strategic Planning. On April 15, 2002, Mr. Goodlace was appointed Senior Vice President, Strategic Planning. Mr. Goodlace had previously served as Senior Manager of Strategic Planning. During the period between June 1998 and May 2000, Mr. Goodlace was the Senior Manager for Corporate Finance for Gold Fields. Prior to that, Mr. Goodlace was the Manager of various Gencor Limited mines.

Paul Fortin (64), BA, LLL, Laval University. General Counsel and Chief Legal Advisor. Mr. Fortin was appointed General Counsel and Chief Legal Advisor of Gold Fields on September 1, 2002. Mr. Fortin previously served as Chairman and Chief Legal Advisor to Tiomin Kenya Limited, and as director and vice president of Bahang Mining Corporation, a subsidiary of Barrick Gold Corporation. Prior to that, Mr. Fortin served as an external legal advisor to Barrick Gold Corporation.

Company Secretary

Cain Farrel (54), FCIS, MBA, Southern Cross University–Australia. Mr Farrel was appointed Company Secretary on May 1, 2003. Mr Farrel is Senior Vice President of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr Farrel served as Senior Divisional Secretary of Anglo-American Corporation of South Africa.

Board of Directors Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Health, Safety and Environment Committee. The Audit, Compensation and Health, Safety and Environment Committees are all comprised exclusively of non-executive Directors.

The Audit Committee monitors and reviews Gold Fields’ accounting controls and procedures, including the effectiveness of the Group’s information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; quarterly reports, the annual report and the annual financial statements; the accounting policies of the Group and any proposed revisions thereto; external audit findings, reports and fees, and the approval thereof; and compliance with applicable legislation and requirements of regulatory authorities and Gold Fields’ Code of Ethics. Membership of the Audit Committee is as follows:

Alan J. Wright (chairman)
Gert J. Gerwel
Rupert L. Pennant-Rea
Bernard R. van Rooyen
Chris I. von Christierson

The Compensation Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of executive directors and other executive officers. Membership of the Compensation Committee is as follows:

Patrick J. Ryan (chairman)
J. Michael McMahon
Gordon R. Parker
Christopher M. T. Thompson
Alan J. Wright

The Health, Safety and Environment Committee reviews adherence to occupational health and safety and environmental standards by Gold Fields. The Committee seeks to minimize mining-related accidents and to ensure that the group’s operations are in compliance with all environmental regulations and to establish policy in respect to HIV/AIDS and health matters. Membership of the Health, Safety and Environment Committee is as follows:

J. Michael McMahon (chairman)
Gordon R. Parker
Tokyo M. G. Sexwale
Chris I. von Christierson

The Nominating and Governance Committee develops and implements policy on corporate governance issues, develops the policy and process for evaluating nominations to the Board of Directors, identifies successors to the Chairman and Chief Executive Officer and considers selection and rotation of the board committee members. Membership of the Nominating and Governance Committee is as follows:

Christopher M.T. Thompson (chairman)
Patrick J. Ryan
Tokyo M.G. Sexwale
Bernard R. van Rooyen

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic issues facing Gold Fields. The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Ian D. Cockerill	Chairman

Nicholas J. Holland	Finance

Michael J. Adan	Human Resources

James W. D. Dowsley	Corporate Development

Craig J. Nelsen	Exploration

Michael J. Prinsloo	South African Operations

Jan W. Jacobsz	Investor Relations and Corporate Affairs

John A. Munro	International Operations

Terence P. Goodlace	Strategic Planning

Paul Fortin	General Counsel and Chief Legal Advisor

Operating Committee

Gold Fields’ Operating Committee meets on a regular basis to discuss and make decisions on high level operational issues facing Gold Fields. The composition of the Operating Committee is as follows:

Michael J. Prinsloo	Chairman

Nicholas J. Holland	Finance

Wayne D. R. Robinson	Employee Development and Training

Derek V. Steyn	Driefontein Operation

Dana Roets	Beatrix Operation

Gerrit Kennedy	Kloof Operation

Howard Laycock	Technical Services

Paul A. Schmidt	Finance

Henry E. S. Moorcroft	Occupational Environment

Themba J. Nkosi	Human Resources, South African Operations

Michael J. Adan	Human Resources

Compensation of Directors and Officers

During the fiscal year ended June 30, 2003, the aggregate compensation paid or payable to executive directors of Gold Fields as a group was approximately Rand 17.2 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and executive officers of Gold Fields, of which Rand 1.2 million was due to pension scheme contributions and life insurance, and Rand 3.9 million was due to bonus and performance related payments.

The following table presents information regarding the compensation paid by Gold Fields for the year ended June 30, 2003 to its directors:

					Bonuses and
					performance	Pension
		Committee			related	scheme
(in rand)	Board Fees	Fees	Salary		payments	contributions	Total

Executive Directors
Ian D. Cockerill			4,002,695	(1)	1,312,084	478,230	5,793,009
N. J. Holland			1,946,314	(1)	964,896	278,600	3,189,810
Non-Executive Directors(2)
Christopher M. T. Thompson	196,000	74,301					270,301
A. J. Wright	137,250	100,100					237,350
J. Michael McMahon	132,250	97,767					230,017
Gordon R. Parker	125,750	70,267					196,017
Patrick J. Ryan	137,250	86,967					224,217
Bernard R. van Rooyen	125,750	62,966					188,716
Tokyo M. G. Sexwale	117,750	63,800					181,550
Chris I. von Christierson	130,750	73,532					204,282
Rupert Pennant-Rea	122,250	30,466					152,716
G. J. Gerwel	119,250	22,666					141,916

Total	1,344,250	682,832	5,949,009		2,276,980	756,830	11,009,901

Notes:

(1)	Mr. Cockerill’s and Mr. Holland’s employment agreements with Gold Fields Guernsey Ltd. provide for their salaries to be determined in U.S. dollars, and their agreements with GFL Mining Services Ltd. provide for their salaries to be determined in Rand.

(2)	Amounts for non-executive directors reflect fees earned in fiscal 2003 but paid in fiscal 2004.

Share options outstanding as of September 30, 2003 and held by the current directors and executive officers were, to the knowledge of Gold Fields’ management, as follows:

	Options to
	purchase		Option exercise
Name	ordinary shares		price	Expiration date

			(in Rand)
Ian D. Cockerill	347,000		20.90	October 1, 2006
	50,000		46.23	November 30, 2008
	91,000		125.37	July 2, 2009
	41,200	(1)	84.17	March 17, 2010
	36,700	(2)	93.49	August 19, 2010
Nicholas J. Holland	87,000		14.19	June 25, 2005
	125,000		25.67	December 1, 2006
	40,000		46.23	November 30, 2008
	23,000		125.37	July 2, 2009
	17,700	(1)	84.17	March 17, 2010
	15,800	(2)	93.49	August 19, 2010
Christopher M. T. Thompson	20,000		22.97	June 30, 2004
	260,000		46.23	June 30, 2004
	10,000		110.03	December 12, 2007
Alan J. Wright	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
J. Michael McMahon	21,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
Gordon R. Parker	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
Patrick J. Ryan	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
Tokyo M.G. Sexwale	5,000		43.70	October 31, 2006
	7,000		110.03	December 12, 2007
Bernard R. van Rooyen	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
Chris I. von Christierson	19,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
Rupert L. Pennant-Rea	5,000		110.03	December 12, 2007
Michael J. Adan	34,100		14.19	June 25, 2005
	15,000		25.67	December 1, 2006
	22,000		46.23	November 30, 2008
	6,800	(1)	84.17	March 17, 2010
	6,100	(2)	93.49	August 19, 2010
James W. D. Dowsley	45,000		25.67	December 1, 2006
	22,000		46.23	November 30, 2008
	7,700		84.17	March 17, 2010
	6,900		93.49	August 19, 2010
Craig J. Nelsen	11,000		25.67	December 1, 2006
	22,800		154.65	May 24, 2009
	17,000	(1)	84.17	March 17, 2010
	33,200	(1)	73.80	March 17, 2010
	15,900	(2)	93.49	August 19, 2010

	Options to
	purchase		Option exercise
	ordinary shares		price	Expiration date

			(in Rand)
Michael J. Prinsloo	160,000		46.23	November 30, 2008
	50,000		154.65	May 24, 2009
	13,300	(2)	93.49	August 19, 2010
Jan W. Jacobsz	16,275		14.19	June 25, 2005
	10,000		25.91	December 1, 2006
	8,000		25.67	December 1, 2006
	12,000		46.23	November 30, 2008
	11,900		154.65	May 24, 2009
	5,500	(1)	84.17	March 17, 2010
	5,000	(2)	93.49	August 19, 2010
John A. Munro	26,800		14.19	June 25, 2005
	13,333		25.67	December 1, 2006
	12,000		46.23	November 30, 2008
	18,500		92.95	February 26, 2009
	7,500	(1)	84.17	March 17, 2010
	34,800	(2)	93.49	August 19, 2010
Terence P. Goodlace	8,600		14.19	June 25, 2005
	21,000		25.67	December 1, 2006
	12,000		46.23	November 11, 2008
	9,500		154.65	May 24, 2009
	6,600	(1)	84.17	March 17, 2010
	5,900	(2)	93.49	August 19, 2010
Paul Fortin	120,000		116.85	August 22, 2009
	18,200	(2)	93.49	August 19, 2010
Total(1)	2,253,608		—	—

Notes:

(1)	Issued in fiscal 2003 pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan as part of the compensation paid to directors and officers in fiscal 2003.

(2)	Issued through September 30, 2003 pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan as part of the compensation paid to directors and officers in fiscal 2004.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the current directors and executive officers of Gold Fields as of September 30, 2003:

	Ordinary	Percentage
Holder	shares	(%)

Ian D. Cockerill	62,000	0.01
Nicholas J. Holland	20	0.00
Christopher M. T. Thompson	155,000	0.03
Alan J. Wright	135,690	0.03
Bernard R. van Rooyen	59,276	0.01
C.I. von Christierson	10,833	0.00
John A. Munro	2,300	0.00
Total Directors (12 persons)	422,819	0.09
Total Non-Director Executive Officers (8 persons)	2,300	0.00
Total Directors and Executive Officers (20 persons)(1)	425,119	0.09

Note:

(1)	Any current director or executive officer not mentioned in the chart above did not, to the knowledge of Gold Fields’ management, own ordinary shares on September 30, 2003.

The GF Management Incentive Scheme

Gold Fields has a share option scheme available to executive officers and other employees, as determined by the Board of Directors, which has a total of 22,791,830 ordinary shares reserved for issuance under the scheme. The amount of ordinary shares reserved under the scheme may be changed by the shareholders. The exercise price of each ordinary share which is the subject of the option is the weighted average of the middle market prices at which the ordinary shares traded on the JSE on the trading day immediately preceding the date on which the Board of Directors grants the options.

Each option may normally only be exercised by a participant on the following bases: (1) after two years have elapsed from the date on which the option was accepted by the participant, in respect of not more than one-third of the ordinary shares which are the subject of that option; (2) after three years have elapsed from the date on which the option was accepted by the participant, in respect of not more than a further one-third (representing two-thirds cumulatively) of the ordinary shares which are the subject of that option; and (3) after four years have elapsed from the date on which the option was accepted by the participant, in respect of all the ordinary shares which are the subject of that option, subject to revision by the Board of Directors. For so long as a person continues to work for Gold Fields, options lapse seven years after the date of acceptance of the option by the participant. Options vest as soon as they are exercisable, and employees who leave Gold Fields have one year following their departure to exercise options which have vested. Options which are not yet exercisable are forfeited upon leaving employment, subject to exceptions relating to changes in control of Gold Fields and substantial changes in Gold Fields’ organizational structure. The scheme provides for different methods of exercising options in order to permit participants to take advantage of favorable provisions of South African tax law.

The share option scheme may be amended from time to time by the Board of Directors and the trustees of the scheme in any respect (except in relation to amendments affecting: (1) the eligibility of participants under the scheme, (2) the formula for calculating the total number of ordinary shares which may be issued under the scheme, (3) the maximum number of options which may be acquired by any participant, (4) the option price formula and (5) the voting, dividend and transfer rights attaching to options, which may only be amended through approval in a general meeting), provided that no such amendment shall operate to affect the vested right of any participant.

Options to purchase a total of 9,815,469 ordinary shares were outstanding as of September 30, 2003 under the scheme, of which options to purchase 874,400 ordinary shares at a weighted average price of Rand 45.76 were held by the executive directors of Gold Fields under the scheme. The exercise prices of all outstanding options range between Rand 13.55 and Rand 154.65 per ordinary share and they expire between June 17, 2005 and August 19, 2010.

The GF Non-Executive Director Share Plan

Gold Fields has a share option plan available to non-executive directors selected by a Non-Executive Directors Remuneration Committee, comprising the Chief Executive Officer and two nominees of significant shareholders of Gold Fields identified as such by the Chairman. No member of the committee may be a participant in the plan. The plan was adopted at the annual general meeting of shareholders on October 31, 2001. There are a total of 2,279,183 ordinary shares reserved for issuance under the plan. The amount of ordinary shares reserved under the plan may be changed by the shareholders. Under the plan, the aggregate number of ordinary shares acquired by any one participant cannot exceed 0.1% of the issued share capital from time to time without the approval of the shareholders in a general meeting and the JSE. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Non-Executive Directors Remuneration Committee resolves to grant the option. Gold Fields expects to issue approximately 10,000 options per director per year under this plan provided the directors attend 75% of the board meetings.

Under the plan, all options granted may only be exercised no less than 12 months and no more than 5 years after the date on which the option was accepted by the participant. If an option holder ceases to hold office for any reason, he will be entitled within 30 days to exercise share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. The ordinary shares in respect of which each option is exercised will rank equally with existing issued ordinary shares. Gold Fields has undertaken to apply to list any ordinary shares received on exercise of options under the plan on the stock exchanges on which Gold Fields’ ordinary shares are listed and quoted. The share option plan may be amended from time to time by the Non-Executive Directors Remuneration Committee in any respect, except in relation to: (1) the eligibility of participants under the plan, (2) the formula for calculating the total number of ordinary shares which may be acquired pursuant to the plan, (3) the maximum number of options which may be acquired by any participant, (4) the price payable by participants and (5) the voting, dividend and transfer rights attaching to options, which may only be amended through approval by the shareholders in a general meeting and by the JSE.

Options to purchase a total of 213,000 ordinary shares were held by the non-executive directors of Gold Fields under the plan as of September 30, 2003. The exercise prices of all outstanding options range between Rand 43.70 and 110.03 per ordinary share, and they expire between October 31, 2006 and December 12, 2007.

Directors’ Terms of Employment

The terms of employment by Gold Fields of the executive directors are as follows:

(1)	Ian D. Cockerill became Chief Executive Officer on July 1, 2002 and was appointed a director in October 1999. Prior to that, Mr. Cockerill had been the Chief Operating Officer and Managing Director for Gold Fields since October 1999. His employment will continue until terminated upon six months’ notice or retirement. His salary for the fiscal year ended June 30, 2003 amounted to Rand 2,340,810 and $180,544. Mr. Cockerill’s salary is paid pursuant to two agreements, one with Gold

Fields Guernsey Limited, or Gold Fields Guernsey, and the other with GFL Mining Services Ltd, or GFLMSL. Mr. Cockerill’s agreement with Gold Fields Guernsey provides for his salary payable under that agreement to be determined in U.S. dollars. He participates in the GF Management Incentive Scheme and a bonus incentive scheme in which his bonus is based upon the fulfillment of certain targets set by the Board of Directors at the recommendation of the Compensation Committee. Mr. Cockerill also participates in a retention scheme in which he may be entitled to a payment in January 2004 calculated based upon the value of his stock options and length of his employment with Gold Fields.

(2)	Nicholas J. Holland was appointed a director, and became Executive Director of Finance, in March 1998. On April 15, 2002, Mr. Holland’s title changed to Chief Financial Officer. His employment will continue until terminated upon six months’ notice or retirement. His salary for the fiscal year ended June 30, 2003 amounted to Rand 1,281,560 and $72,218. Effective January 1, 2002, Mr. Holland’s salary is paid pursuant to two agreements, one with Gold Fields Guernsey and the other with GFLMSL. Mr. Holland’s agreement with Gold Fields Guernsey provides for his salary payable under that agreement to be determined in U.S. dollars. He participates in the GF Management Incentive Scheme and a bonus incentive scheme in which his bonus is based upon the fulfillment of certain targets set by the Board of Directors at the recommendation of the Compensation Committee.

Mr. Cockerill and Mr. Holland have entered into service agreements with GFLMSL whereby, under certain circumstances, they receive additional compensation in the event their employment terminates due to a change in control of Gold Fields, which includes, among other things, acquisition by a third party of 30% or more of either the issued ordinary shares or the combined voting power of Gold Fields and a change in the majority of the positions on the Board without the approval of the incumbent Board. In the event of a change of control, Mr. Cockerill and Mr. Holland will receive twice the amount of their basic remuneration package, as well as any bonuses they have accrued, including, in the case of Mr. Cockerill, the bonus due under his retention scheme, and Mr. Cockerill’s and Mr. Holland’s stock options will immediately vest.

The executive directors also benefit from pension contributions and life insurance, the value of which is included in the compensation chart presented above. The non-executive directors are entitled to fees as agreed at Gold Fields’ annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Gold Fields’ behalf and remuneration for other services, such as serving on committees. Currently, each non-executive Director is entitled to a Rand 65,000 ($10,204) director’s fee per year and a Rand 6,500 ($1,020) attendance fee per meeting. In addition, the non-executive directors are each entitled to Rand 26,000 ($4,082) per year per committee for board committee fees, or Rand 52,000 ($8,163) per year if the non-executive director is the chairman of the board committee, and a Rand 3,900 ($612) attendance fee per meeting.

Prior to his resignation as Chief Executive Officer on June 30, 2002, Mr. Thompson’s salary as Chief Executive Officer was paid pursuant to two agreements, one with Gold Fields Guernsey, and the other with GFLMSL. He participated in The GF Management Incentive scheme and a bonus incentive scheme under which his annual bonuses were based upon the fulfillment of certain targets set by the Board of Directors at the recommendation of the Compensation Committee. Mr. Thompson has orally agreed to make up to one-half of his time available to Gold Fields for a period of two years following his resignation as Chief Executive Officer. Upon his resignation, Gold Fields paid Mr. Thompson a one-time bonus of Rand 7,730,705. Mr. Thompson’s outstanding unexercised stock options also vested on July 1, 2002 and the terms of his remaining unexercised options were revised so that they expire on June 30, 2004.

Gold Fields has no service contracts with its non-executive directors.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

As of June 30,	2001	2002	2003

Driefontein	18,833	17,786	18,253
Kloof	16,959	16,095	19,042
Beatrix	10,789	10,983	12,615
St. Helena(1)	3,148	3,131	0
Ghana
Tarkwa	1,128	1,281	1,388
Damang	—	901	1,025
Australia
St. Ives	—	761	951
Agnew	—	401	254
Total(2)	50,857	51,339	53,528

Notes:

(1)  Upon completion of the sale of the St. Helena mine on October 30, 2002, all the employees at St. Helena became employed by Freegold.

(2)  Approximately 79% of these employees are laborers and semi-skilled employees.

Labor Relations

South Africa

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory severance pay in the event of termination of employment for operational reasons;

•	reduce the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

•	require large employers such as Gold Fields to implement affirmative action policies to benefit historically disadvantaged groups, and impose significant monetary penalties for non-compliance with the administrative and reporting requirements of the legislation; and

•	provide for the financing of training programs by means of a levy grant system and a national skills fund.

Approximately 77% of Gold Fields’ labor force is unionized, with the major portion of its South African workforce being members of the National Union of Mineworkers, or the NUM. As a result of its highly unionized labor force in South Africa and the fact that labor costs constitute approximately 50% of production costs, Gold Fields has attempted to balance union demands with the need to contain and reduce total cash costs in order to ensure the long-term viability of its operations. In July 2003, Gold Fields completed biennial negotiations with the NUM on wages and terms of employment for semi-skilled employees, which provided for a wage increase of 10% effective July 1, 2003 and a further increase in other benefits of approximately 3% in fiscal 2004. The agreement provides for a further inflation-linked wage increase of a minimum of 7% effective July 1, 2004. The NUM agreement also provides for the achievement by January 2004 of a minimum surface wage of Rand 2,000 ($290) per month. In order to achieve this minimum surface wage, which affects up to 4% of Gold Fields’ South African workforce, Gold Fields granted a wage increase of up to 12.9% (depending on the employee’s pay level) to the affected employees in July 2003 and will implement a similar increase in January 2004. Other significant items included in the agreement include improvements in leave, an increase of 1.45% for contributions to the Mineworkers Provident Fund effective in July 2004 and the regrading of certain employee positions.

Arrangements with other significant South African unions include:

•	an 9.5% increase effective July 1, 2003 for semi-skilled and skilled employees represented by the Mine Workers Union Solidarity, or MWU, the United Association of South Africa, or UASA, and the NUM; and

•	an 8.5% increase which became effective September 1, 2003 for mine officials and white-collar employees represented by UASA, MWU and the NUM.

Gold Fields expects the average increase in its labor costs due to these wage increases and improvements in conditions of employment to be approximately 11.3% in fiscal 2004.

Work week and shift arrangements are negotiated on a shaft-by-shaft basis and vary in accordance with staffing needs and union demands at each shaft. South African legislation provides for a 45 hour work week, although the government has stated its intention to move toward a 40 hour work week.

Gold Fields experienced no significant strikes in fiscal 2001, 2002, 2003 or, to date, in fiscal 2004. Gold Fields believes that this is the result of improved workplace relationships, effective domestic dispute settlement arrangements and the work of the South African Commission for Conciliation, Mediation and Arbitration.

Labor laws in South Africa have been amended to include provisions granting employees the right to strike if a company employs over 500 employees and terminates over 50 employees at one time for operational reasons.

Ghana

In Ghana, there are various constitutional and legislative provisions relating to labor which, among other things:

•	entitle workers to join trade unions and give those unions the power to negotiate on their behalf with regard to their conditions of employment;

•	prohibit discrimination against union members;

•	entitle workers to strike in certain prescribed circumstances;

•	regulate the hours of work, termination notice, severance pay and minimum length of annual leave for workers;

•	provide for social security for workers and worker’s compensation; and

•	provide for arbitration in trade disputes.

On October 8, 2003, the Ghanaian Parliament passed the Labour Act, 2003 (Act 651), or the Labour Act. The Labour Act will come into effect on a date to be designated by the Minister of Labour in further legislation. Among other things, the Labour Act gives employees greater freedom to form and to join trade unions.

As of June 30, 2003, Gold Fields itself had 733 Ghanaian employees and an expatriate staff of 34 at the Tarkwa mine. Of the Ghanaian employees at Tarkwa, 611 are union members whose employment is governed by a collective bargaining agreement originally concluded in 1996 and revised in 2000 and 2003. Wages are revised annually by negotiation with the union. Wage negotiations for Tarkwa are conducted annually. The most recent wage negotiations for Tarkwa were concluded in June 2003, with wage increases for the 2003 calendar year of about 6.5% for the union employees, effective January 1, 2003, and increases in certain other benefits effective July 1, 2003. Senior staff terms of employment are not generally governed by Ghanaian labor laws. Once effective, however, the Labour Act will govern senior staff as well. Under the Labour Act, employees considered to be in “policy making” positions are prohibited from joining unions. As a result, some members of senior staff could be eligible to join unions which would then negotiate terms of employment on their behalf. However, the current practice of using the conditions contained in collective agreements with unions as the minimum basis for negotiating senior staff conditions of employment is expected to continue.

Neither Gold Fields nor AMS experienced any strikes at Tarkwa in fiscal 2001, 2002, 2003 or, to date, in fiscal 2004.

As part of a project undertaken by Gold Fields to expand operations at Tarkwa, or the Tarkwa Expansion Project, Gold Fields plans to shift operations at the mine from contractor mining to owner mining. Implementation of the project will involve renegotiating the terms of employment of certain employees at the mine. The transition to owner mining could result in increased costs or disruption of operations both during and after this transition. See “Key Information—Risk Factors—Gold Fields may suffer adverse consequences in connection with its transfer to owner mining at Tarkwa.”

As with Tarkwa, substantially all of the local employees at the Damang mine are unionized, including those employed by AMS. Approximately 85% of AMS’s employees at the Damang mine are unionized. With respect to its own employees, following a work stoppage in December 2001 in the midst of negotiations to acquire Abosso, Gold Fields agreed to terminate the employees upon the acquisition of Abosso. The employees received a severance package from Ranger. Gold Fields rehired 192 of the approximately 300 employees who were terminated. AMS’s employees were not terminated. Other than as noted above, Damang did not experience any work stoppages in fiscal 2001, 2002, 2003 or, to date, in fiscal 2004. Unlike with Tarkwa, wages of Gold Fields’ employees at Damang are not formally indexed to the U.S. dollar. However, pursuant to an informal understanding with the employees’ union, wages are periodically adjusted based on the value of the U.S. dollar to the Cedi. The terms of employment of unionized employees at Damang are governed by a collective bargaining agreement negotiated in June 2003. The terms of this agreement are identical to those of the collective bargaining agreement covering unionized employees at Tarkwa.

Australia

In Western Australia, where Gold Fields’ Australian operation is located, labor is regulated by a combination of federal and state statutes and certain standards primarily set by Western Australian regulatory commissions which set out certain workplace conditions across the mining industry. These laws and standards prescribe, among other things:

•	minimum wages;

•	forms of leave;

•	conditions regarding termination of an employee for redundancy;

•	rights of unions to enter a workplace; and

•	collective bargaining rights for employees.

The St. Ives and Agnew mines together had approximately 1200 workers as of June 30, 2003, approximately 882 of whom were employed by outside contractors. All of Gold Fields’ Australian employees and the employees of the contractors at the St. Ives and Agnew mines are employed pursuant to individually negotiated federal workplace agreements. The effect of federal workplace agreements is generally to exclude collective bargaining and union access to the workplace.

Historically, Australian unions have had a significant role in negotiating collective agreements for pay and working conditions. In recent years under both state and federal Conservative Party-led coalition governments, workplace agreements have replaced union collective bargaining agreements. The Labour Relations Reform Act was passed by Parliament in July 2002. This law reduces the availability of state workplace agreements and is designed to promote collective bargaining and union access to the workplace. Although unions currently have little presence in Western Australia’s mining industry, it is possible that individually negotiated federal workplace agreements at some mines could be replaced by collective bargaining agreements if and when the workplace agreements expire, which could have an adverse effect on labor costs at Gold Fields’ mining operations in Australia.

Benefits

Gold Fields provides benefits to its employees, generally including pension, medical and accommodation benefits. Employees are also entitled to a severance package if they are laid off. In Ghana, medical benefits only are provided by the contractor, AMS, while the costs of such benefits are paid by Gold Fields under the terms of the contract between Gold Fields and AMS. Gold Fields’ own employees are generally provided with medical and retirement benefits. In Australia, benefits for contractors’ employees are the responsibility of each contractor and Gold Fields’ own employees are generally responsible for their own medical costs and other benefits, except that Gold Fields contributes to a third-party pension plan.

Gold Fields provides 50% of the premiums under a medical plan for certain former employees in South Africa. As of June 30, 2003, 61% of these former employees and dependants were bought out of the scheme at a 15% premium. At June 30, 2003, approximately 850 former employees were still covered under this plan following the buyout. As of June 30, 2003, Gold Fields had accrued a provision of Rand 90.7 million for these obligations. The provision is adjusted annually in accordance with updated actuarial tables. Gold Fields is not obligated to make these contributions for members of the former Aumed Medical Scheme who retired after August 31, 1997 and members of Medisense Medical Scheme who retired after January 31, 1999.

Bonus Schemes

Gold Fields has extensive bonus schemes for workers at all levels. In South Africa, bonuses are based on a number of factors including area mined, safety performance, ore dilution ratios and sweeping efficiency. In Ghana, bonuses for Gold Fields’ own employees are primarily based on the volume of ore extracted. Employee bonuses in Australia are largely the responsibility of each contractor, although Gold Fields pays some of the contractors bonuses based on production and safety performance. During fiscal 2002 and continuing into fiscal 2003, Gold Fields had been shifting the focus of its bonus schemes from the factors described above to specific production and safety targets. Due to the complexity of its bonus schemes and because the schemes are largely separate from the payroll system at present, Gold Fields intends to integrate the schemes with its payroll system.

Social Development

Gold Fields has an established social development program in South Africa, which it conducts through the Gold Fields Foundation, or the Foundation. The Foundation was founded by Gold Fields of South Africa Limited more than 20 years ago with the mission of promoting and facilitating sustainable social and economic development in the communities affected by Gold Fields’ operations in South Africa, Ghana and Australia. Gold Fields provides annual funding for the Foundation in an aggregate amount of one Rand per each ounce of gold produced from its South African operations each year plus 0.5% of annual pre-tax profits of its South African operations. Similar programs are in place in Australia and Ghana, with funds from those operations applied to development projects where the relevant operation is located. Currently, the Foundation focuses on four primary areas:

•	Education. The Foundation has initiatives involving all levels of education from pre-schools to universities. In South Africa, the focus has been on developing educational infrastructure, including providing classrooms, laboratories and libraries. In addition, the Foundation provides for professional training and education, such as AIDS-related training for health care workers.

•	Health Care. The Foundation has funded health care projects involving a number of issues, in particular, HIV and AIDS, women’s health issues, tuberculosis and health care infrastructure development. The Foundation is also involved with various primary care issues.

•	Community Development. The Foundation operates a number of programs which focus on improving community life, especially in rural areas. This includes programs dedicated to education, training, welfare, small business development and job creation, among others.

•	Environmental Education and Conservation. The Foundation supports various initiatives which work to encourage and facilitate community participation in natural resource management and promote an integrated and sustained approach to the environment.

Employment Equity

Under the South African Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination, and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Act, Gold Fields has a formal employment equity plan, which has been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five-year period, with regular employment equity forums involving management and employee representatives to monitor progress against the plan. Management believes that Gold Fields is currently making adequate progress towards the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields spent approximately Rand 130 million on the training and development of its workforce in fiscal 2003. Particular emphasis is placed on literacy as Gold Fields estimates that approximately 64% of its South African employees are functionally illiterate. Gold Fields’ goal is to have 60% of its South African employees functionally literate in English by fiscal 2005.

Another area of current focus is improvement in middle management managerial skills. Gold Fields has implemented an internal leadership program which is expected to help fulfill the human resources requirements of the Mining Charter. See “Information on the Company—Regulatory Matters—South Africa—Mineral Rights.”

In addition, Gold Fields provides ongoing training to employees regarding safe work practices and other safety issues. Gold Fields’ training programs relating to safe working practices are aligned with South Africa’s National Qualifications Framework. In addition, Gold Fields’ South African training centers are accredited by the Sectoral Education and Training Authority for the mining industry.

In fiscal 2003, Gold Fields implemented an integrated people development system called The Integrated Manager, or TIM, at all mine sites. TIM includes systems designed to track and manage employee performance and development programs. Gold Fields expects that TIM will be fully implemented during fiscal 2004 and will focus training on areas that will enhance employee safety, performance and development and integrate the various employee initiatives within Gold Fields.

Health and Safety

Health

Overview. The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to dust, noise, heat, noxious fumes and chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (particularly silicosis, tuberculosis and a combination of the two), noise induced hearing loss and heat exhaustion. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. Gold Fields is working to increase the level of ventilation at its underground operations in order to try to lower the risk of lung disease for its workers. To reduce the incidence of noise-induced hearing loss, Gold Fields trains its workers to use adequate ear protection and provides appropriate equipment. Gold Fields has embarked on significant initiatives to address HIV infection and AIDS among its workforce, which have shown a positive effect on the rate of tuberculosis infection.

In Ghana and Australia the primary health risks include dust and noise-induced hearing loss. Malaria is also a significant health risk in Ghana. To combat these risks, Gold Fields provides workers with appropriate protective gear and regular training and screening tests.

Gold Fields provides free healthcare to a substantial portion of its South African and Ghanaian employees while they are employed by Gold Fields. This includes the operation of hospitals and clinics to provide treatment as needed. Workers in Australia are responsible for their own health care.

HIV/AIDS Program. Gold Fields’ South African workforce has a similar level of HIV prevalence to that present in groups of males of the same mix of age groups in South Africa generally. Accordingly, Gold Fields has developed and implemented a significant HIV/AIDS program with the goals of reducing the rate of HIV infection among its workforce and minimizing the potential financial impact of AIDS on its operations. This program involves a multi-faceted approach including the following components:

•	HIV/AIDS awareness campaigns;

•	peer education and training, involving nearly 500 peer educators;

•	voluntary counseling and testing;

•	condom promotion and distribution, with a stated goal of three condoms per employee per week;

•	treatment of sexually transmitted diseases, including treatment of infected prostitutes and “presumptive therapy” which involves giving a broad spectrum of antibiotics to asymptomatic prostitutes at high risk of contracting sexually transmitted diseases;

•	care and support for workers with HIV/AIDS. This includes wellness management, early retirement for workers with HIV/AIDS (with workers encouraged to return home to their families) and home based care for such workers following retirement. In April 2003, Gold Fields announced that it had extended the program to include the delivery of Highly Active Antiretroviral Therapy, or HAART, as a treatment option for employees living with AIDS; and

•	collaboration with international initiatives such as the Global Health Initiative, World Economic Forum, World Health Organization and USAID.

In July 2003, management estimated that 30.0% of Gold Fields’ workforce in South Africa was infected with HIV. Based on this level of prevalence, other existing data and various other assumptions, many of which involve factors beyond Gold Fields’ control, management estimates that the ultimate impact of HIV/AIDS on its operating costs could be as high as $10 per ounce of gold produced at its South African operations at the projected peak of incidence in approximately 2009. Gold Fields hopes to limit the impact of HIV/AIDS on its operating costs through its HIV/AIDS program. Management estimates that, depending on the success of its HIV/AIDS program, the ultimate impact of AIDS on operating costs at its South African operations could be as low as $5.70 per ounce of gold produced. However, the ultimate impact of HIV/AIDS on Gold Fields’ operating costs could vary significantly depending on any of these factors. See “Key Information—Risk Factors— HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.”

On December 12, 2001, Gold Fields entered into an agreement with the principal labor unions representing its employees in which it and the unions agreed to implement various initiatives aimed at reducing the spread of AIDS among Gold Fields’ workforce and providing for the treatment and care of employees who are HIV positive or suffering from AIDS. These initiatives include, among others, improving awareness and education among employees regarding HIV and AIDS, promoting condom usage among employees, managing sexually transmitted diseases and collectively supporting a wellness management program for employees who are HIV positive. In April 2003, the Gold Fields HIV/AIDS program was recognized as one of the nine best programs in the world by the Global Business Coalition Against AIDS.

HIV/AIDS prevalence is not significant in Gold Fields’ Ghanaian or Australian workforces.

Safety

Operating mines, particularly underground mines, involves significant safety hazards. Gold Fields has undertaken a number of safety initiatives intended to lower the rate of injuries and fatalities incurred by employees in connection with its operations. A number of these initiatives involve ensuring that employees receive adequate training regarding safe workplace practices. In addition, Gold Fields takes steps to address particular safety issues which are present at its operations. Specific safety issues are explained in further detail in connection with the description of each of Gold Fields’ operations above.

Gold Fields introduced a new health and safety compliance program in fiscal 2001 at its South African operations, with the goal of improving compliance with the Mines Health and Safety Act and other rules, standards, regulations and generally accepted principles relating to health and safety. The Full Compliance Safety Management Initiative, as it is called, is expected to be implemented at all of Gold Field’s operations and aims to:

•	eliminate fatal accidents at Gold Fields’ mines;

•	reduce accident rates by 50% over a five-year period, commencing in July 2000; and

•	maintain a safe and healthy working environment with quality training, good practice and full employee commitment.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the knowledge of management: (1) Gold Fields is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government and (2) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in control of Gold Fields. To the knowledge of Gold Fields’ management, there is no controlling shareholder of Gold Fields.

As of September 30, 2003, the issued share capital of Gold Fields consisted of 473,645,481 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of September 30, 2003 is set forth below.

	Ordinary
Beneficial owner	Shares	Percentage

Anglo American plc(1)	98,467,758	20.8
Old Mutual plc(2)	28,394,050	6.0
Public Investment Commission(3)	23,670,316	5.0

Notes:

(1)	Anglo American plc holds its shares through its indirect, wholly owned subsidiary, Anglo South Africa Capital (Pty) Ltd.

(2)	Old Mutual holds its shares through Old Mutual Life Assurance Company of South Africa Limited. Gert J. Gerwel, a non-executive director of Gold Fields, is also a director of Old Mutual plc.

(3)	The Public Investment Commission holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers and RMB Asset Management.

To the knowledge of management, none of the above shareholders holds voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes of the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership						As of
	As of June 30,						September 30,

Beneficial owner	2001		2002		2003		2003

			%				%
Anglo American plc(1)	16.7		20.0		20.9		20.8
Old Mutual plc(2)	7.4		7.5		6.1		6.0
Allan Gray Investment Counsel	5.3		—	(3)	—	(3)	1.4 (6)
Public Investment Commission(4)	—	(3)	—	(3)	4.9		5.0 (3)
Liberty Group Limited(5)	5.0		3.1		3.1		2.2 (6)

Notes:

(1)	Anglo American plc holds its shares through its indirect, wholly owned subsidiary, Anglo South Africa Capital (Pty) Ltd.

(2)	Old Mutual plc holds its shares through Old Mutual Life Assurance Company of South Africa Limited.

(3)	To the knowledge of Gold Fields’ management, the entities did not own Gold Fields’ ordinary shares on the dates specified.

(4)	The Public Investment Commission holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers and RMB Asset Management.

(5)	Liberty Group holds its shares through Liberty Life Association of South Africa Limited.

(6)	To the knowledge of Gold Fields’ management, the entity owned less than 5% of Gold Fields’ issued share capital on the dates specified.

Related Party Transactions

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last three fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

In 1999 as part of the acquisition of GFL Mining Services Ltd. (formerly Gold Fields Limited) by Gold Fields’ predecessor Driefontein Consolidated Limited, GFL Mining Services Ltd., or GFLMSL, purchased from AngloGold Limited, an entity controlled by Anglo American plc, 43,809,572 ordinary shares of Driefontein Consolidated Limited. The purchase price was R30.00 per ordinary share for a total of Rand 1,314.0 million, which was settled by way of a cash payment of Rand 714.0 million and a Rand 600.0 million loan from AngloGold Limited to GFLMSL. This loan was repaid in full shortly following the acquisition. As of September 30, 2003, Anglo South Africa (Pty) Ltd, another entity controlled by Anglo American plc, was Gold Fields’ largest single shareholder, with 98,467,758 ordinary shares, equivalent to 20.8% of Gold Fields’ outstanding ordinary shares as of that date. See “Information on the Company—History.”

Michael J. Prinsloo, Executive Vice President, South African Operations, sits on the board of and owns 50% of Pro-Drilling & Mining (Pty) Ltd., or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFLMSL to provide labor, equipment and materials for diamond drilling and core recovery at the Driefontein operation. The contract is valid until terminated upon one month’s written notice by either party. Gold Fields was employing Pro-Drilling prior to Mr. Prinsloo’s joining Gold Fields. During fiscal 2003 Gold Fields paid Pro-Drilling a total of approximately Rand 1.6 million ($251,177). Gold Fields expects to continue its contract with Pro-Drilling during fiscal 2004 on similar terms.

Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are, respectively, the Chairman of the Board and a director of Mvelaphanda Resources Limited, or Mvela Resources, an African mining and exploration company. On July 10, 2002, Gold Fields announced that it had granted Mvela the right to acquire a beneficial ownership interest of between 5% and 15% in, and a corresponding share of Gold Fields’ obligations and liabilities with respect to, the development, financing or construction of any precious metals mine which is developed in Africa, beginning March 1, 2002. In consideration for the transaction Mvela is obliged to issue to Gold Fields options to subscribe in tranches for linked units, consisting of one ordinary share and one unsecured debenture issued by Mvela Resources, in Mvela Resources at a 10% premium to the five day weighted average trading price on the JSE Securities Exchange South Africa. Mvela Resources issued to Gold Fields 380,102 linked units pursuant to this arrangement as of March 1, 2002. Thereafter, each year Mvela Resources is obligated to issue to Gold Fields options to subscribe for linked units with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. On May 5, 2003, Mvela Resources issued to Gold Fields an additional 373,435 linked units. As of September 30, 2003, the aggregate value of the linked units issued by Mvela Resources to Gold Fields was approximately Rand 5.0 million. The term of the agreement is five years. This transaction was approved by Mvela Resources shareholders on August 21, 2002.

On November 26, 2003, Gold Fields and Mvela Resources issued a detailed joint cautionary announcement to shareholders, describing the terms of an agreement in principle for a broad-based black empowerment consortium, led by Mvela Resources, to acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields for consideration of Rand 4.139 billion on completion of the transaction. An initial joint cautionary announcement regarding the proposed transaction was released on June 10, 2003. The acquisition relates to Gold Fields’ current South African gold mining assets, which include the Driefontein, Kloof and Beatrix mines and ancillary assets and operations. See “Information on the Company—Recent Developments.” To fund part of the consideration for the transaction, Mvela Resources will undertake an international equity capital raising. In order to facilitate this, Mvela Resources proposed a scheme of arrangement, or the Scheme, pursuant to section 311 of the Companies Act No. 61 of 1973, as amended, between Mvela Resources and the holders of linked units. The effect of the Scheme, which became operative on November 24, 2003, was that each linked unit holder received one ordinary share of Mvela Resources for each linked unit held. In order to maintain the same number of listed instruments in issue after the implementation of the Scheme, Mvela Resources consolidated its ordinary share capital on a two for one basis. As a result, the net effect of the Scheme and the share consolidation is that Gold Fields now holds 753,537 ordinary shares of Mvela Resources in lieu of the linked units of Mvela Resources.

On September 18, 2003, Gold Fields and AngloGold announced that an agreement has been reached on the sale of a portion of the Driefontein mining area to AngloGold for cash consideration of Rand 315 million. See “Information on the Company—Recent Developments.”

GFLMSL has agreements with Rand Refinery Limited, or Rand Refinery, in which Gold Fields holds a 33.1% interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery and for GFLMSL to act as agent for Rand Refinery to sell up to 50% of Gold Fields’ South African production. Gold Fields Ghana Limited and Abosso Goldfields Limited are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is the Chief Financial Officer and a Director of Gold Fields, has been a Director of Rand Refinery since July 12, 2000. As a Director of GFLMSL, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMSL, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with GFLMSL, Gold Fields Ghana Limited or Abosso Goldfields. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMSL. See “Information on the Company—Description of Mining Business—Refining and Marketing” for further details regarding these arrangements.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favorable to it as arm’s length terms.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years materially indebted to Gold Fields.

Item 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings please refer to “Information on the Company” above.

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

Year ended
June 30,	1999		2000		2001			2002		2003		2004

	($)	(R)	($)	(R)	($)	(R)		($)	(R)	($)	(R)	($)		(R)
Prior year’s final dividend	—	—	0.05	0.30	—	—		0.05	0.40	0.40	2.20	0.13	(2)	1.00	(2)
Interim dividend	0.08	0.50	0.03	0.20	0.13	1.05	(1)	0.08	0.90	0.90	1..50
Total dividend	0.08	0.50	0.08	0.50	0.13	1.05		0.13	1.30	1.30	3.70

Notes:

(1)	This interim dividend included the final dividend for fiscal 2000, which was deferred as a condition of the aborted Franco-Nevada merger. See “Operating and Financial Review and Prospects—Results of Operations—Years ended June 30, 2000 and 2001—Costs and expenses—Franco-Nevada merger costs.”

(2)	This final dividend was announced on August 1, 2003 and paid on August 25, 2003.

Gold Fields’ dividend policy is to declare an interim and final dividend in respect of each financial year based on an amount of 50% of net income for the previous fiscal year, subject to adjustment for, among other things:

•	projected cash flow;

•	planned capital expenditure; and

•	management’s expectations regarding acquisitions and other investment opportunities.

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments.”

Item 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is the JSE Securities Exchange South Africa, or JSE, on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange, and are listed on the Premier Marché of Euronext Paris and the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of September 30, 2003, 16,361 record holders of Gold Fields’ ordinary shares, holding an aggregate of 235,759,117 ordinary shares (49.8%), were listed as having addresses in South Africa. As of September 30, 2003, 122 record holders of Gold Fields’ ordinary shares, holding an aggregate of 143,440,152 ordinary shares (30.2%), were listed as having addresses in the United States.

Gold Fields’ ADSs currently trade in the United States on The New York Stock Exchange under the symbol “GFI.” The ADRs representing the ADSs are issued by The Bank of New York, as Depositary. Each ADR represents one ADS. Each ADS represents one ordinary share.

JSE Trading History

The tables below show the high and low closing prices in Rand and the average daily volume of trading activity on the JSE for Gold Fields’ ordinary shares for the last five fiscal years.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge (Pty) Ltd., or I-Net Bridge, a South African financial information service:

	Ordinary share price		Average daily
			trading
	High	Low	volume

			(number of
			ordinary
Year ended June 30,	(Rand per ordinary share)		shares)

1999	40.00	17.50	200,086
2000	38.45	15.90	1,024,865
2001	40.00	19.70	782,898
2002	171.5	31.60	1,642,279
2003	150.63	71.40	1,671,998
2004 (through November 28, 2003)	110.40	82.10	1,446,288

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

	Ordinary share price		Average daily
			trading
	High	Low	volume

			(number of
			ordinary
Quarter ended	(Rand per ordinary share)		shares)

September 30, 2001	40.90	31.60	856,784
December 31, 2001	66.50	39.90	1,360,303
March 31, 2002	118.80	54.10	1,597,821
June 30, 2002	171.50	101.00	2,453,463
September 30, 2002	150.63	96.50	2,071,857
December 31, 2002	129.49	96.38	1,760,163
March 31, 2003	128.99	76.84	1,359,204
June 30, 2003	100.70	71.40	1,476,128
September 30, 2003	107.6	87.1	2,003,952

The following table sets out ordinary share trading information on a monthly basis each of the last six months, as reported by I-Net Bridge:

	Ordinary share price		Average daily
			trading
	High	Low	volume

			(number of
			ordinary
Month ended	(Rand per ordinary share)		shares)

June 30, 2003	100.70	89.20	1,090,482
July 30, 2003	94.7	82.1	1,267,947
August 30, 2003	100.00	84.9	1,211,940
September 30, 2003	110.4	97.0	1,790,923
October 31, 2003	105.01	92.50	1,174,050
November 30, 2003	94.51	84.95	1,848,654

On November 28, 2003, the closing of the ordinary shares on the JSE was Rand 88.00.

New York Stock Exchange and Nasdaq SmallCap Market Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on The Nasdaq SmallCap Market for Gold Fields’ ADSs from July 1, 1998 until May 8, 2002 and on the New York Stock Exchange since May 9, 2002.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

			Average
	ADS price		daily
			trading
	High	Low	volume

			(number
Year ended June 30,	($ per ADS)		of ADSs)

1999	6.56	3.00	77,946
2000	6.03	2.69	304,773
2001(1)	5.23	2.63	416,049
2002	16.36	3.86	1,587,110
2003	15.25	9.00	2,376,579
2004 (through November 28, 2003)	15.12	10.63	2,041,196

Note:

(1)	Gold Fields delisted its ADSs from the Nasdaq SmallCap market on May 8, 2002 and listed its ADSs on The New York Stock Exchange on May 9, 2002.

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

			Average
	ADS price		daily
			trading
	High	Low	volume

			(number
Quarter ended	($ per ADS)		of ADSs)

September 30, 2001	4.69	3.86	508,595
December 31, 2001	5.22	4.29	541,225
March 31, 2002	10.73	4.84	1,986,128
June 30, 2002(1)	16.36	9.46	3,253,170
September 30, 2002	14.47	9.00	2,616,300
December 31, 2002	14.84	9.95	2,136,202
March 31, 2003	15.25	9.56	2,689,905
June 30, 2003	12.95	9.92	2,168,289
September 30, 2003	14.89	10.63	1,951,094

Note:

(1)	Gold Fields delisted its ADSs from the Nasdaq SmallCap market on May 8, 2002 and listed its ADSs on The New York Stock Exchange on May 9, 2002.

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

			Average
	ADS price		daily
			trading
	High	Low	volume

			(number
Month ended	($ per ADS)		of ADSs)

June 30, 2003	12.95	11.23	1,657,229
July 30, 2003	12.76	10.63	1,778,461
August 30, 2003	13.68	11.65	1,841,038
September 30, 2003	14.89	13.37	2,241,952
October 31, 2003	15.12	13.46	1,744,830
November 30, 2003	13.84	12.66	2,659,263

On November 28, 2003, the closing price of ADSs quoted on The New York Stock Exchange was $13.70.

The JSE Securities Exchange South Africa

The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.

The JSE is a self-regulatory organization operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control Amendment Act No. 54 of 1995, or Stock Exchange Act, which provides the statutory framework for the deregulation of the JSE, the JSE’s rules were amended with effect from November 8, 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members’ own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchange Act, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely the brokerage commissions payable on agency transactions in equities. With effect from 1996, screen trading commenced on the JSE.

The market capitalization of companies listed on the JSE was approximately Rand 1.68 trillion as of November 28, 2003. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 38.5% for 2001. Trading is concentrated in a small, but growing number of companies. As of November 28, 2003, there were 428 listed companies on the JSE.

South Africa was included in the Morgan Stanley Capital International Emerging Markets Free Index and the International Finance Corporation Investable Index in March and April 1995, respectively. South Africa has a significant representation in these emerging market indices.

The four main indices charting the performance of the JSE as a whole and of composite sectors are the All Share Index, the Financial Index, the Industrial Index and the Resources Index. As of November 28, 2003, the All Share Index, Financial Index, Industrial Index and the Resource Index accounted for 79%, 18%, 34% and 21%, respectively of the market capitalization of the JSE.

The JSE has established a project named Share Transactions Totally Electronic, or STRATE, which has involved the dematerialization of share certificates in a central securities depositary and the introduction of contractual, rolling, electronic settlement in order to increase the speed, certainty and efficiency of settlement and to fall into line with international practice. Gold Fields joined STRATE on October 1, 2001. Investors are given the choice of either holding their securities in dematerialized form in the central securities depositary or retaining their share certificates. Shareholders who elect to retain their share certificates are not able to trade their shares on the JSE, although they may trade their shares off market. Settlement of dematerialized shares traded electronically on the JSE is made five days after each trade (T+5). The JSE has stated that it intends eventually to move to a system whereby the five-day settlement period is reduced further to three days (T+3) and, possibly, to one day (T+1).

Item 10: ADDITIONAL INFORMATION

General

Gold Fields is a public company registered in South Africa under the Companies Act No. 61 of 1973, or the Companies Act, which limits the liability of its shareholders, and is governed by its Memorandum of Association and Articles of Association and the provisions of the Companies Act. Gold Fields’ registration number is 1968/004880/06. Section 3 of Gold Fields’ Memorandum of Association provides that its objectives are, among other things: (1) to purchase, lease or otherwise acquire mines, mineral and other properties, lands, farms and hereditaments, (2) to buy, sell, refine and deal in bullion, specie, coin and precious metals and (3) to carry on any mining and metallurgical operation which may seem conducive to any of Gold Fields’ objectives.

Share Capital

The authorized share capital of Gold Fields consists of 1,000,000,000 ordinary shares with a par value of Rand 0.50 each. The aggregate number of issued shares of Gold Fields on September 30, 2003 was 473,645,481 ordinary shares of Rand 0.50 each. All of the issued ordinary shares rank equally with one another and are fully paid and are not subject to calls for additional payments of any kind.

More than 10% of Gold Fields’ current issued share capital has been paid for in assets other than cash. Gold Fields ordinary shares were exchanged for shares in GFL Mining Services Ltd. during the merger with Gold Fields in 1999 and for the minority shares in St. Helena Gold Mines Limited when Gold Fields acquired total ownership. See “Information on the Company—History.” On November 30, 2001, 12,000,000 ordinary shares were issued to WMC Resources Ltd as part of the consideration for the acquisition of St. Ives and Agnew mining operations from WMC Limited and WMC Resources Ltd. See “Information on the Company—Gold Fields Mining Operations—Ghana Operation—Damang.” In addition, on September 11, 2003, Gold Fields issued 564,841 ordinary shares to Outokumpu Oyj, or Outokumpu, as part of the consideration for the acquisition of Outokumpu’s 49% interest in the Arctic Platinum Project, or APP. See “Information on the Company—Recent Developments.”

At a general meeting held on November 17, 2003, Gold Fields’ shareholders approved a resolution authorizing the Gold Fields Board to allot and issue additional ordinary shares for cash subject to the JSE Rules. Under the JSE rules, any such issue, together with any other shares issued in that financial year, in the aggregate cannot exceed 15% of the number of shares in Gold Fields’ issued share capital on the date an application is made to the JSE in respect of that issuance, less any other shares issued in that financial year. This general authority is valid until Gold Fields’ next annual general meeting or 15 months from the date on which the resolution was passed, whichever is earlier.

The following table sets forth changes in Gold Fields’ issued share capital for the periods indicated:

	As of

		Total
	Total Issued	Authorized
	Ordinary	Ordinary
	Shares	Shares(1)

June 30, 2000(2)	453,250,595	1,000,000,000
June 30, 2001(3)	455,836,608	1,000,000,000
June 30, 2002(4)	470,522,224	1,000,000,000
June 30, 2003(5)	472,364,872	1,000,000,000
September 30, 2003(6)	473,645,481	1,000,000,000

Notes:

(1)	On April 7, 1999, the Gold Fields shareholders passed a resolution increasing the authorized share capital to 1,000,000,000 by the creation of 780,000,000 additional ordinary shares, and the issued share capital of Gold Fields was increased by 244,389,216 ordinary shares. The 244,389,216 newly issued shares were exchanged for the ordinary shares of GFL Mining Services Ltd. as part of the reverse merger with Gold Fields, then known as Driefontein Consolidated Limited. See “Information on the Company—History.”

(2)	Reflects the issuance of 453,530 ordinary shares which were issued under the GF Management Incentive Scheme and the issuance of an additional 4,407,849 shares to the minority shareholders of St. Helena Gold Mines Limited in exchange for ordinary shares of St. Helena Gold Mines Limited held by minority shareholders. See “Information on the Company—History.”

(3)	Reflects the issuance of 2,586,013 ordinary shares which were issued under the GF Management Incentive Scheme.

(4)	Reflects the issuance of 12,000,000 ordinary shares to WMC in connection with the acquisition of the St. Ives and Agnew gold mining operations and 2,685,616 ordinary shares which were issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan.

(5)	Reflects the issuance of 1,842,648 ordinary shares which were issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan.

(6)	Reflects the issuance of 715,768 ordinary shares which were issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan and 564,841 shares issued to Outokumpu as part of the consideration for Gold Fields’ purchase of Outokumpu’s 49% stake in the Arctic Platinum Project.

Dividends and Payments to Shareholders

Gold Fields may make payments (including the payment of dividends) to its shareholders from time to time in accordance with provisions of the Companies Act and the requirements of the JSE and Gold Fields’ Articles of Association. The Companies Act prohibits a payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:

•	the company is, or would be after the payment, unable to pay its debts as they become due; or

•	the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company.

Subject to the above requirements, the shareholders of Gold Fields in a general meeting or the directors may from time to time declare a dividend or any other payment to be paid to shareholders and to the holders of share warrants (if any) in proportion to the number of shares held by them.

All unclaimed dividends or other payments to shareholders may be invested or otherwise be made use of by the directors for the benefit of Gold Fields until claimed, provided that any dividend or bonus or other payment to shareholders remaining unclaimed for a period of not less than three years from the date on which it became payable may be forfeited by resolution of the directors for the benefit of Gold Fields.

Voting Rights

Every shareholder of Gold Fields, or representative of a shareholder, who is present at a shareholders’ meeting has one vote on a show of hands, regardless of the number of shares he holds or represents or number of shareholders he represents, unless a poll is demanded. Every Gold Fields’ shareholder is, on a poll, entitled to one vote per ordinary share held. A poll may be demanded by any person entitled to vote at the meeting. Neither the Companies Act nor Gold Fields’ Articles of Association provide for cumulative voting.

A shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf. The proxy need not be a shareholder.

Issue of Additional Shares and Pre-emptive Rights

Shareholder approval is required for any issuance of additional shares. Shareholders may either convey a general or specific authority to directors to issue shares. A general authority is valid until the next annual general meeting.

The JSE and Gold Fields’ Articles of Association require that any new issue of equity shares by Gold Fields must first be offered to existing shareholders in proportion to their shareholding in the company unless, among other things, the issuance to new shareholders is:

•	pursuant to a shareholder approved employee share incentive scheme;

•	for the acquisition of an asset, provided that if the issue is more than 30% of the company’s issued share capital, a simple majority of shareholders must vote in favor of the acquisition;

•	to raise cash through a general issuance in the discretion of the directors to the general public (but not to related parties) of up to 15% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30 day weighted average trading price prior to the date the application is made to the JSE to list the shares provided that a 75% majority of votes cast by shareholders at a general meeting must approve the granting of such authority to the directors; or

•	to raise cash through a specific issuance of shares for cash, provided that a 75% majority of shareholders, other than controlling shareholders, vote in favor of the resolution to issue the shares at a general meeting.

Transfer of Shares

The transfer of any Gold Fields certificated share will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialized shares which have been traded on the JSE are transferred on the STRATE system and delivered five business days after each trade. The transferor of any share is deemed to remain the holder of that share until the name of the transferee is entered in Gold Fields’ register for that share. Since Gold Fields shares are traded through STRATE, only shares which have been dematerialized may be traded on the JSE. Accordingly, Gold Fields shareholders who hold shares in certificated form will need to dematerialize their shares in order to trade on the JSE.

Disclosure of Interest in Shares

Under South African law, a registered holder of Gold Fields’ shares who is not the beneficial owner of such shares is required to disclose every three months to Gold Fields the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, Gold Fields may, by notice in writing, require a person who is a registered shareholder, or whom Gold Fields knows or has reasonable cause to believe has a beneficial interest in Gold Fields’ ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to Gold Fields the identity of the person on whose behalf the ordinary shares are held. Gold Fields may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Gold Fields is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Gold Fields together with the extent of those beneficial interests.

General Meetings of Shareholders

The directors may convene general meetings of Gold Fields’ shareholders and a general meeting may also be convened on a requisition by shareholders made pursuant to the Companies Act. Gold Fields is obligated to hold an annual general meeting for each fiscal year within nine months of the end of each fiscal year and prior to 15 months after the date of the last annual general meeting. If at any time there were not sufficient directors within South Africa capable of acting to form a quorum, any director or any two shareholders of Gold Fields may convene a general meeting in the same manner as meetings convened by the directors.

Annual general meetings and meetings calling for the passage of a special resolution require 21 days’ notice in writing of the place, day and time of the meeting to shareholders. Any other general meeting of Gold Fields shareholders requires at least 14 days’ notice in writing to shareholders.

Business may be transacted at any meeting of shareholders only while a quorum of shareholders is present. Three shareholders present personally or by representative and entitled to vote constitutes a quorum for a general meeting and an annual general meeting.

The annual general meeting deals with and disposes of all matters prescribed by Gold Fields’ Articles of Association and by the Companies Act, including:

•	the consideration of the audited financial statements and report of the independent accountants; and

•	the election of directors.

Annual Report and Accounts

Gold Fields is required to keep the accounting records and books of accounts as are necessary to present the state of affairs of the company and to explain the financial position of the company as prescribed by the Companies Act. No shareholder (who is not a director of Gold Fields) has the right to inspect any account or book or document of Gold Fields, except as conferred by the Companies Act or authorized by the directors or by a resolution of Gold Fields in general meeting.

The directors of Gold Fields will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE Listing Requirements. Gold Fields will send by mail to the registered address of every shareholder a copy of the annual report and annual financial statements. Not later than three months after the first six months of its financial year, Gold Fields will mail to every shareholder an interim report for the previous six month period.

Changes in Capital or Objects and Powers of Gold Fields

The Gold Fields shareholders may, by the passing of a special resolution in accordance with the provisions of the Companies Act:

•	increase Gold Fields’ authorized share capital;

•	divide all or any part of Gold Fields’ share capital into shares of larger amount than Gold Fields’ existing shares or consolidate and reduce the number of the issued no par value shares, if any;

•	subdivide all or any portion of Gold Fields’ shares into shares of a smaller amount than is fixed by Gold Fields’ Memorandum of Association;

•	convert all of Gold Fields’ ordinary or preference share capital from having a par value into shares of no par value;

•	reduce Gold Fields’ authorized share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;

•	alter the provisions of Gold Fields’ Memorandum of Association with respect to the objects and powers of the company; and

•	subject to the provisions of the Companies Act or any other South African law governing companies and the requirements of the JSE and any other stock exchange upon which the shares of Gold Fields may be quoted or listed from time to time, allow Gold Fields to acquire shares issued by itself or by its holding company or in any subsidiary of its holding company from time to time, and provided that:

•	the directors may resolve that any return of capital made to all or any shareholders whose registered addresses are outside South Africa will, subject to any exchange control regulations then in force, be paid in such other currencies as may be stipulated by the directors. The directors may also stipulate the date for converting Rand to those currencies and the provisional rate of exchange, provided that the date for conversion must be within a period of 30 days prior to the date of payment; and

•	all unclaimed amounts due as a result of a reduction of capital or any consolidation or subdivision of capital may be invested or otherwise made use of by the directors for the benefit of Gold Fields until claimed.

Variation of Rights

All or any of the rights, privileges or conditions attached to Gold Fields’ ordinary shares may be varied by a special resolution of Gold Fields passed in accordance with the provisions of the Companies Act.

Distribution of Assets on Liquidation

In the event of voluntary or compulsory liquidation, dissolution or winding up, the assets remaining after payment of all the debts and liabilities of Gold Fields, including the costs of liquidation, shall be dealt with by a liquidator who may, with the sanction of a special resolution, among other things, divide among the shareholders any part of the assets of Gold Fields, and may vest any part of the assets of Gold Fields as the liquidator deems fit in trustees for the benefit of shareholders. The division of assets is not required to be done in accordance with the legal rights of shareholders of Gold Fields. In particular, any class may be given preferential or special rights or may be partly or fully excluded.

Purchase of Shares

The Companies Act permits the establishment of share incentive trusts for the purpose of purchasing shares of a company for the benefit of its employees, including salaried directors. These share incentive trusts are permitted to extend loans to company employees, other than non-salaried directors, for the purpose of purchasing or subscribing for shares of the company.

Gold Fields may, if authorized by special resolution, acquire its own shares; provided that there are no reasonable grounds for believing that Gold Fields is or would be, after the payment, unable to pay its debts or that Gold Fields’ consolidated assets would, after the payment, be less than its consolidated liabilities. The procedure for acquisition of shares by Gold Fields is regulated by its Articles of Association, the Companies Act and the Listings Requirements of the JSE.

Borrowing Powers

The directors may exercise all the powers of Gold Fields to borrow money and to give all or any part of its property as security and to issue debentures or debenture stock (whether secured or unsecured) and other securities (with such special privileges, if any, as to allotment of shares or stock, attending and voting at general meetings, appointment of directors or otherwise as may be sanctioned by a general meeting) whether outright or as security for any debt, liability or obligation of Gold Fields or of any third party. Gold Fields has unlimited borrowing powers.

Non-South African Shareholders

There are no limitations imposed by South African law or by the Articles of Association of Gold Fields on the rights of non-South African shareholders to hold or vote Gold Fields’ ordinary shares.

Rights of Minority Shareholders and Directors’ Duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. There may also be common law personal actions available to a shareholder of a company.

In South Africa, the common law imposes on directors’ duties to, among other things, act with care, skill and diligence and to conduct the company’s affairs honestly and in the best interests of the company.

Material Contracts

Mvelaphanda Deal

On November 26, 2003, Gold Fields Limited and Mvelaphanda Resources Limited, or Mvela Resources, issued a detailed joint cautionary announcement to shareholders agreement in principle for a broad-based black economic empowerment consortium, led by Mvela Resources, to acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields for consideration of R4.139 billion to be paid on conclusion of the transaction. This announcement followed an initial joint cautionary announcement released on June 10, 2003. See “Information on the Company—Recent Developments”

The terms of the proposed transaction provide that the South African gold mining assets to be acquired by Mvela Resources will initially be acquired by a newly-created wholly-owned subsidiary of Gold Fields, GFI Mining South Africa Limited, or GFI-SA. On July 25, 2003, Gold Fields, GFL Mining Services Limited and Gold Fields’ South African subsidiaries entered into a Reorganisation Agreement to sell the Driefontein, Kloof and Beatrix mining operations and certain ancillary assets and operations to GFI-SA. The agreement provides for aggregate consideration equal to the book value of such assets and businesses to be sold to GFI-SA. The agreement is subject to certain conditions precedent, including approval of the South African competition authorities, if required, consent of the Minister of Minerals and Energy to the cession by the Driefontein, Kloof and Beatrix mining operations of their respective mining leases to GFI-SA and approval of the transaction by the board and shareholders of the parties to the extent required. In the event that the New

Minerals Act comes into effect prior to the conditions precedent to the agreement being fulfilled, the parties agree to convert their existing mining rights under the New Minerals Act and transfer the new mining rights to GFI-SA. See “—Regulatory and Environmental Matters—South Africa—Mineral Rights.” On August 8, 2003, the parties entered into Addendum Number 1 to the agreement, which clarified that certain GFL Mining Services Limited employees would not be subject to transfer to GFI-SA.

On November 26, 2003, Gold Fields, Mvela Resources, Mvela Gold and GFI-SA entered into an agreement regulating their rights and obligations with respect to GFI-SA. Under the agreement, Mvela Gold is entitled to nominate two candidates out of a maximum of seven to be elected to the board of directors of GFI-SA, subject to the prior written approval of Gold Fields, and two members of each of GFI-SA’s Operations Committee and Transformation Committee, the latter of which will be established to monitor compliance with the Mining Charter under the New Minerals Act. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights.” Pursuant to the agreement, GFI-SA undertakes not to dispose of any material assets, enter into, cancel or alter any material transaction between GFI-SA any related party or make any material amendment to the GFI-SA constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFI-SA wishes to increase the interest of black-empowerment entities in GFI-SA or in any other business or assets of Gold Fields, other than pursuant to an employee share incentive scheme, Gold Fields will be required to first offer to Mvela Gold the opportunity to increase its interest in GFI-SA. Effectiveness of the agreement is subject to Mvela Gold advancing the loan to GFI-SA contemplated by the terms of the proposed transaction before June 30, 2004 and shall remain in force for so long as Gold Fields remains a shareholder and Mvela Resources either holds a 15% interest in, or is a shareholder of, GFI-SA. The agreement will terminate in any case, however, if the shares of GFI-SA are listed on the JSE.

On December 11, 2003, Gold Fields, GFI-SA, Mvela Gold, FirstRand Bank Limited, and two of Gold Fields’ subsidiaries entered into a loan agreement, or the GFI-SA Loan Agreement, pursuant to which Mvela Gold will loan R4.139 billion to GFI-SA which will be applied toward funding GFI-SA’s acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations under the Reorganisation Agreement. The loan, referred to herein as the GFI-SA Loan, will be advanced to GFI-SA following the fulfilment of certain conditions precedent, including the execution and delivery of the documents contemplated by the transaction. The GFI-SA Loan will be for a term of five years, will bear interest at a rate to be agreed by the parties and will be guaranteed by Gold Fields, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited. GFI-SA may elect to repay the loan (together with the present value of the then outstanding interest payment obligations) earlier at any time starting 12 months the GFI-SA Loan is advanced. The GFI-SA Loan will also become immediately due and payable upon the occurrence of an event of default by GFI-SA or Gold Fields. Under the agreement, while the GFI-SA Loan is outstanding, Gold Fields and any of its material subsidiaries (defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the gross turnover of Gold Fields and its subsidiaries) may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction or (iii) assume any financial indebtedness. The agreement will lapse and cease to be in effect if the conditions precedent to the agreement have not been satisfied on or before March 31, 2004, or such other date as the parties may agree.

On December 11, 2003, Gold Fields, GFI-SA and Mvela Gold entered into a Subscription and Share Exchange Agreement pursuant to which, upon repayment of the GFI-SA Loan, Mvela Gold will subscribe for 15% of the issued equity shares in GFI-SA, or the GFI-SA Shares, for consideration of R4.139 billion. In addition, starting one year after the subscription by Mvela Gold of the GFI-SA Shares, Gold Fields and Mvela Gold will be entitled to require the exchange of the GFI-SA Shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFI-SA’s operations divided by the same calculation as applied to Gold Field’s operations, with certain adjustments. In the event that the parties do not agree the number of Gold Fields’ ordinary shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold will be entitled to cede its rights under the agreement to secure its obligations under the mezzanine finance loan contemplated by the transaction. Mvela Gold will be entitled to dispose of the GFI-SA Shares and any ordinary shares of Gold Fields it may hold only in accordance with the terms of a Pre-emptive Rights Agreement to be entered into by the parties. The agreement is conditional upon advance of the GFI-SA Loan.

Arctic Platinum Project

On September 11, 2003, Gold Fields Limited exercised its pre-emptive right to acquire Outokumpu’s 49% stake in the Arctic Platinum Project in Finland, in which Gold Fields held a 51% majority share.

The Arctic Platinum partnership agreement between Gold Fields and Outokumpu contained the right of pre-emption in favor of both parties in respect of any intended disposals by either party of their interest in the Arctic Platinum project. Pursuant to a purchase agreement dated September 4, 2003, Gold Fields paid $31 million to Outokumpu consisting of $23 million in cash and Gold Fields ordinary shares worth $8 million, determined based on the average closing price of the ordinary shares as quoted on the JSE for the three days prior to September 11, 2003.

Sale of St. Helena

On July 1, 2002, Gold Fields’ subsidiary, St. Helena Gold Mines Limited, entered into an agreement to sell the St. Helena gold mining operation to ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited, or Freegold. The gross consideration for the transaction was a payment of Rand 120.0 million paid upon closing and a monthly 1% royalty payment to Gold Fields on the net revenues from gold sales from the St. Helena mine for a period of 4 years after closing. The agreement provided for Gold Fields to transfer the amount contributed to its environment trust fund on behalf of St. Helena to a Freegold environmental trust fund. Gold Fields was indemnified by Freegold for the Rand 25.0 million guarantee it had provided for the unfunded portion of St. Helena’s environmental rehabilitation. The agreement contained certain conditions precedent, which included the granting of a mining authorization or a temporary mining authorization or an equivalent mining right under the Mineral and Petroleum Resources Development Bill to Freegold, approval of the sale by the South African Competition Board and the approval by the Minister of Minerals and Energy of cession of all mining leases and mineral leases applicable to the St. Helena gold mining operation.

Acquisition of St. Ives and Agnew Gold Mining Operations from WMC

On November 5, 2001, Gold Fields and two newly-established Australian subsidiaries of Gold Fields entered into an agreement with WMC Limited and WMC Resources Ltd (collectively, WMC) to purchase the St. Ives and Agnew gold mining operations. The transaction was completed on November 30, 2001. See “Information on the Company—Gold Fields’ Mining Operations—Australia Operation.”

Acquisition of Abosso Goldfields Limited

On January 23, 2002, Gold Fields and Repadre Capital Corporation, or Repadre, completed the acquisition from Ranger Minerals Limited, or Ranger, of Ranger’s 90% beneficial interest in Abosso Goldfields Limited, or Abosso, and certain shareholder loans from Ranger to Abosso pursuant to an agreement among Repadre, Gold Fields Ghana Limited, Ranger and Abosso Gold Holdings S.A. dated as of October 20, 2001. See “Information on the Company—Gold Fields’ Mining Operations—Ghana Operation—Damang.”

Credit Facility Agreements

On November 26, 2001, in connection with Gold Fields’ purchase of St. Ives and Agnew, Gold Fields and several of its subsidiaries, including two newly-established Australian subsidiaries, entered into a $250.0 million syndicated credit facility with a syndicate of banks. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit facilities.”

On December 31, 2001, in connection with Gold Fields’ agreement to purchase Abosso, Gold Fields and several of its subsidiaries entered into two term loan facilities totaling $50.0 million with Barclays Capital, the investment banking division of Barclays plc, and Citibank, N.A. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit facilities.”

Management and Other Compensatory Plans and Arrangements

Gold Fields’ share option scheme, the GF Management Incentive Scheme, was adopted on November 10, 1999 and is available to its executive officers and other employees. See “Directors, Senior Management and Employees—The GF Management Incentive Scheme.”

Gold Fields also has a share option plan available to its non-executive directors. See “Directors, Senior Management and Employees—The GF Non-Executive Director Share Plan.”

Ian D. Cockerill, Gold Fields’ Chief Executive Officer and an executive director of Gold Fields, is party to two employment agreements: one with Gold Fields Guernsey and the other with GFL Mining Services Ltd., or GFLMSL. See “Directors, Senior Management and Employees—Directors’ Terms of Employment.”

Nicholas J. Holland, Gold Fields’ Chief Financial Officer and an executive director of Gold Fields, is party to two employment agreements: one with Gold Fields Guernsey and the other with GFLMSL. See “Directors, Senior Management and Employees—Directors’ Terms of Employment.”

Deposit Agreement

Gold Fields has an American Depositary Receipt facility. In connection with this facility, Gold Fields is party to a Deposit Agreement, dated as of February 2, 1998, as amended and restated as of May 21, 2002 among Gold Fields, The Bank of New York, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder.

This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs attached thereto. Terms used in this section and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, located at 101 Barclay Street, New York, New York 10286. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

American Depositary Receipts

Each Gold Fields ADS represents ownership interests in one Gold Fields ordinary share and the rights attributable to one Gold Fields ordinary share that Gold Fields will deposit with one of the custodians, which currently are Standard Bank of South Africa, ABSA Bank Limited, French Bank of South Africa, First National Bank of South Africa and Nedcor Bank Limited. Each Gold Fields ADR also represents securities, cash or other property deposited with The Bank of New York but not distributed to holders of Gold Fields ADRs.

As The Bank of New York will actually be the holder of the underlying ordinary shares, Gold Fields will not treat you as one of its shareholders. As a holder of ADSs, you will have ADR holder rights. A Deposit Agreement among Gold Fields, The Bank of New York and you, as a Gold Fields ADR holder, sets out the ADR holders’ rights and obligations of The Bank of New York, as depositary. New York state law governs the Deposit Agreement and the ADRs evidencing the Gold Fields ADSs.

You may hold ADRs either directly or indirectly through your broker or financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The Bank of New York will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your Gold Fields ADSs represent.

•	Cash. The Bank of New York will convert any cash dividend or distribution Gold Fields pays on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the Deposit Agreement allows The Bank of New York to distribute the foreign currency only to those ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under applicable laws. It will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Ordinary shares. The Bank of New York will distribute new ADRs representing any ordinary shares Gold Fields distributes as a dividend or free distribution, if Gold Fields requests that The Bank of New York make this distribution and if Gold Fields furnishes The Bank of New York promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell ordinary shares which would require it to issue a fractional ADS and distribute the net proceeds to the holders entitled to those ordinary shares. If The Bank of New York does not distribute additional cash or ADSs, each ADS will also represent the new ordinary shares.

•	Rights to purchase additional ordinary shares. If Gold Fields offers holders of securities any rights, including rights to subscribe for additional ordinary shares, The Bank of New York may take actions necessary to make these rights available to you. Gold Fields must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If Gold Fields does not furnish this evidence and/or give these instructions, and The Bank of New York determines that it is practical to sell the rights, The Bank of New York may sell the rights and allocate the net proceeds to holders’ accounts. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. The Bank of New York will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay The Bank of New York the exercise price and any charges the rights require you to pay. U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after exercise of rights. In this case, The Bank of New York may deliver the ADSs under a separate restricted deposit agreement, which will contain the same provisions as the Deposit Agreement, except for changes needed to put the restrictions in place. The Bank of New York will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act of 1933 with respect to a distribution to you.

•	Other distributions. The Bank of New York will send to you anything else Gold Fields distributes on deposited securities by any means The Bank of New York thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what Gold Fields distributed—for example by public or private sale—and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what Gold Fields distributed, in which case the ADRs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder. Gold Fields will have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distribution Gold Fields makes on its ordinary shares or any value for them if it is illegal or impractical for Gold Fields to make them available to you.

Deposit, Withdrawal and Cancellation

How does the Depositary issue ADSs?

The Bank of New York will deliver the ADSs that you are entitled to receive in the offer against deposit of the underlying ordinary shares. The Bank of New York will deliver additional ADSs if you or your broker deposit ordinary shares with the custodian. You must also deliver evidence satisfactory to The Bank of New York of any necessary approvals of the governmental agency in South Africa, if any, which is responsible for regulating currency exchange at that time. If required by The Bank of New York, you must in addition deliver an agreement transferring your rights as a shareholder to receive dividends or other property. Upon payment of its fees and of any taxes or charges, The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

How do ADS holders cancel an ADS and obtain ordinary shares?

You may submit a written request to withdraw ordinary shares and turn in your ADRs evidencing your ADSs at the Corporate Trust Office of The Bank of New York. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, The Bank of New York will deliver the deposited securities underlying the ADSs to an account designated by you at the office of the custodian. At your request, risk and expense, The Bank of New York may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities represented by the ADSs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by The Bank of New York.

Record Dates

Whenever any distribution of cash or rights, change in the number of ordinary shares represented by ADSs or notice of a meeting of holders of ordinary shares or ADSs is made, The Bank of New York will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.

Voting of Deposited Securities

How do you vote?

If you are an ADS holder on a record date fixed by The Bank of New York, you may exercise the voting rights of the same class of securities as the ordinary shares represented by your ADSs, but only if Gold Fields asks The Bank of New York to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares.

However, you may not know about the meeting enough in advance to withdraw the ordinary shares. If Gold Fields asks for your instructions, The Bank of New York will notify you of the upcoming meeting and arrange to deliver certain materials to you. The materials will: (1) include all information included with the meeting notice sent by Gold Fields to The Bank of New York, (2) explain how you may instruct The Bank of New

York to vote the ordinary shares or other deposited securities underlying your ADSs as you direct if you vote by mail or by proxy and (3) include a voting instruction card and any other information required under South African law that Gold Fields and The Bank of New York will prepare. For instructions to be valid, The Bank of New York must receive them on or before the date specified in the instructions. The Bank of New York will try, to the extent practical, subject to applicable law and the provisions of the by-laws of Gold Fields, to vote or have its agents vote the underlying shares as you instruct. The Bank of New York will only vote, or attempt to vote, as you instruct. However, if The Bank of New York does not receive your voting instructions, it will give a proxy to vote your ordinary shares to a designated representative of Gold Fields, unless Gold Fields informs The Bank of New York that either: (1) it does not want the proxy issued, (2) substantial opposition exists or (3) the matter materially and adversely affects the rights of holders of ordinary shares.

Gold Fields cannot assure that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your ordinary shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares not voted as you requested.

Inspection of Transfer Books

The Bank of New York will keep books for the registration and transfer of ADRs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to Gold Fields or the Deposit Agreement or the ADRs.

Reports and Other Communications

The Bank of New York will make available for your inspection at its Corporate Trust Office any reports or communications, including any proxy material, received from Gold Fields, as long as these materials are received by The Bank of New York as the holder of the deposited securities and generally available to Gold Fields shareholders. At Gold Fields’ written request, The Bank of New York will also send copies of reports, notices and communications to you.

Fees and Expenses

The Bank of New York, as Depositary, will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued:

For:		Gold Fields ADS holders must pay:

•	each issuance of a Gold Fields ADS, including as a result of a distribution of ordinary shares or rights or other property or upon exercise of a warrant to purchase an ADS	•	$5.00 or less per 100 Gold Fields ADSs or portion thereof

•	each distribution of securities distributed to holders of Gold Fields’ ordinary shares which are distributed by The Bank of New York to Gold Fields’ ADR holders	•	any fees that would be payable if the securities had been ordinary shares and those ordinary shares had been deposited for the issuance of ADSs

•	each cancellation of a Gold Fields ADS, including if the Deposit Agreement terminates	•	$5.00 or less per 100 Gold Fields ADSs or portion thereof

For:		Gold Fields ADS holders must pay:

•	each cash distribution pursuant to the Deposit Agreement	•	not more than $0.02 per ADS (or portion thereof)

•	annual depository services	•	not more than $0.02 per ADS (or partition thereof) paid annually, provided that, this fee will not be charged if the $0.02 fee for cash distributions described above was charged during the calendar year

•	transfer and registration of ordinary shares on Gold Fields’ share register from your name to the name The Bank of New York or its agent when you deposit or withdraw ordinary shares	•	registration or transfer fees

•	conversion of foreign currency to U.S. dollars	•	expenses of The Bank of New York

•	cable, telex and facsimile transmission expenses, if expressly provided in the Deposit Agreement	•	expenses of The Bank of New York

•	as necessary	•	certain taxes and governmental charges The Bank of New York or the custodian has to pay on any Gold Fields ADS or ordinary share underlying a Gold Fields ADS

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may deduct the amount of any taxes owed from any payments to you. It may also restrict or refuse the transfer of your Gold Fields ADSs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on your Gold Fields ADSs or underlying securities. It may also sell deposited securities to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of Gold Fields ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Gold Fields:

•	changes the par value of any of the Gold Fields ordinary shares,

•	reclassifies, splits or consolidates any of the Gold Fields ordinary shares,

•	distributes securities on any of the Gold Fields ordinary shares that are not distributed to you, or

•	recapitalizes, reorganizes, merges, consolidates, sells its assets, or takes any similar action, then:

the cash, ordinary shares or other securities received by The Bank of New York will become new deposited securities under the Deposit Agreement, and each Gold Fields ADS will automatically represent the right to receive a proportional interest in the new deposited securities; and The Bank of New York may and will, if

Gold Fields asks it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also issue new Gold Fields ADSs or ask you to surrender your outstanding Gold Fields ADSs in exchange for new Gold Fields ADSs identifying the new deposited securities.

Amendment and Termination of the Deposit Agreement

How may the Deposit Agreement be amended?

Gold Fields may agree with The Bank of New York to amend the Deposit Agreement and the Gold Fields ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges, or prejudices an important right of Gold Fields ADS holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair your right to receive the deposited securities in exchange for your Gold Fields ADSs.

How may the Deposit Agreement be terminated?

The Bank of New York will terminate the Deposit Agreement if Gold Fields asks it to do so, in which case it must notify you at least 30 days before termination. The Bank of New York may also terminate the agreement after notifying you if The Bank of New York informs Gold Fields that it would like to resign and Gold Fields does not appoint a new depositary bank within 90 days.

If any Gold Fields ADSs remain outstanding after termination, The Bank of New York will stop registering the transfer of Gold Fields ADSs, will stop distributing dividends to Gold Fields ADS holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

•	collect dividends and distributions on the deposited securities;

•	sell rights and other property offered to holders of deposited securities; and

•	deliver ordinary shares and other deposited securities upon cancellation of Gold Fields ADSs.

At any time after one year after termination of the Deposit Agreement, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement, for the pro rata benefit of the Gold Fields ADS holders that have not surrendered their Gold Fields ADSs. It will not invest the money and has no liability for interest. The Bank of New York’s only obligations will be to account for the money and cash. After termination, Gold Fields’ only obligations will be with respect to indemnification of, and to pay specified amounts to, The Bank of New York.

Your Right to Receive the Ordinary Shares Underlying Your Gold Fields ADSs

You have the right to cancel your Gold Fields ADSs and withdraw the underlying ordinary shares at any time except:

•	due to temporary delays caused by The Bank of New York or Gold Fields closing its transfer books, the transfer of ordinary shares is blocked in connection with voting at a shareholders’ meeting, or Gold Fields is paying dividends;

•	when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Gold Fields ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Limitations on Obligations and Liability to Gold Fields ADS Holders

The Deposit Agreement expressly limits the obligations of Gold Fields and The Bank of New York. It also limits the liability of Gold Fields and The Bank of New York. Gold Fields and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if either of them is prevented or delayed by law, any provision of the Gold Fields by-laws or circumstances beyond their control from performing their obligations under the agreement;

•	are not liable if either of them exercises, or fails to exercise, discretion permitted under the agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other party unless they are indemnified to their satisfaction; and

•	may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any Gold Fields ADS holder or any other person whom they believe in good faith is competent to give them that advice or information.

In the Deposit Agreement, Gold Fields and The Bank of New York agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

Before The Bank of New York will deliver or register the transfer of a Gold Fields ADS, make a distribution on a Gold Fields ADS, or permit withdrawal of ordinary shares, The Bank of New York may require:

•	payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of The Bank of New York;

•	production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Gold Fields ADSs upon withdrawal, and of the genuineness of any signature; and

•	compliance with regulations The Bank of New York may establish consistent with the Deposit Agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfer of Gold Fields ADSs generally when the transfer books of The Bank of New York are closed or at any time if The Bank of New York or Gold Fields thinks it advisable to do so.

Pre-Release of Gold Fields ADSs

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York may deliver Gold Fields ADSs before deposit of the underlying ordinary shares. This is called a pre-release of Gold Fields ADSs. The Bank of New York may also deliver ordinary shares prior to the receipt and cancellation of pre-released Gold Fields ADSs (even if those Gold Fields ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York. The Bank of New York may receive Gold Fields ADSs instead of the ordinary shares to close out a pre-release. The Bank of New York may pre-release Gold Fields ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer, as the case may be, owns the ordinary shares or Gold Fields ADSs to be deposited;

•	the pre-release must be fully collateralized with cash or collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations that The Bank of New York considers appropriate. In addition, The Bank of New York will limit the number of Gold Fields ADSs that may be outstanding at any time as a result of pre-release.

Governing Law

The Deposit Agreement is governed by the law of the State of New York.

South African Exchange Control Limitations Affecting Security Holders

The discussion below relates to exchange controls in force as of the date of this annual report. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or amended by the South African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for cash consideration are not generally subject to review by the SARB pursuant to South African exchange control regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may trigger the requirement for SARB review in other circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being completed. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADSs of Gold Fields.

There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the Common Monetary Area (comprising South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia) by Gold Fields.

Under South African exchange control regulations, the ordinary shares and ADSs of Gold Fields are freely transferable outside South Africa between persons who are not residents of the Common Monetary Area. Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Gold Fields who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. Any share certificates held by non-resident Gold Fields shareholders will be endorsed with the words “non-resident.” The same endorsement, however, will not be applicable to ADSs of Gold Fields held by non-resident shareholders.

Taxation

Certain South African Tax Considerations

The discussion in this section sets forth the material South African tax consequences of the purchase, ownership and disposition of Gold Fields’ ordinary shares or ADSs under current South African law. Changes in the law may alter the tax treatment of Gold Fields’ ordinary shares or ADSs, possibly on a retroactive basis.

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Gold Fields’ ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of, or who do not carry on business, in South Africa and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States, and South African tax law, a United States resident that owns Gold Fields ADSs will be treated as the owner of the Gold Fields ordinary shares represented by such ADSs. Gold Fields recommends that you consult your own tax advisor about the consequences of holding Gold Fields’ ordinary shares or ADSs, as applicable, in your particular situation.

Withholding tax on dividends

Under South African law, no withholding tax applies to, and no other tax is payable by, shareholders or ADS holders on dividends paid to non-resident shareholders or non-resident ADS holders. It should be noted that any future decision to re-impose a withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders is generally permissible under the terms of a reciprocal tax treaty entered into between South Africa and the United States, or the Treaty; provided that the Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

Income tax and capital gains tax

Non-resident holders of ordinary shares or ADSs will not be subject to income or capital gains tax in South Africa, with respect to the disposal of those ordinary shares or ADSs, unless the non-resident carried on business in South Africa, and the profits are realized in the ordinary course of that business.

Stamp duty and uncertificated securities tax

South African stamp duty is payable by the company on the issue of certificated shares at the rate of 0.25% of the higher of the consideration or the market value of the issue price. Uncertificated securities tax is payable in South Africa by the company in respect of the issue of dematerialized shares at the rate of 0.25% of the par value of such shares plus any premium payable therefor.

On a subsequent registration of transfer of shares, stamp duty is generally payable for off-market transactions (that is, shares not sold through the JSE) and uncertificated securities tax, or UST, is generally payable for on-market transactions (that is, shares sold through the JSE in a dematerialized form), each at 0.25% of the market value of the shares concerned. Stamp duty is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialized share can only occur in South Africa.

There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside of South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. Although technically under the terms of current legislation it could be interpreted that transfers of ADSs between non-residents of South Africa could attract either stamp duty or UST, such transfers have not to date attracted either stamp duty or UST. However, if securities are withdrawn from the deposit facility or the relevant deposit agreement is terminated, either stamp duty or UST will be payable on the subsequent transfer of the shares. An acquisition of shares from the depositary in exchange for ADSs representing the relevant underlying securities will also render an investor liable to pay South African stamp duty or UST in South Africa at the same rate as stamp duty or UST on a subsequent transfer of shares, upon the registration of the investor as the holder of the applicable shares on the company’s register.

U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs. This summary applies to you only if you are a beneficial owner of ordinary shares or ADSs and you are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State within the United States; or

•	otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares or ADSs.

This summary only applies to holders that hold ordinary shares or ADSs as capital assets. This summary is based upon:

•	the current tax laws of the United States, including the Internal Revenue Code of 1986; and

•	current U.S. Internal Revenue Service practice and applicable U.S. court decisions.

This summary assumes that the obligations of the Depositary under the Deposit Agreement and any related agreements will be performed in accordance with their terms.

The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	investors that own (directly or indirectly) 10% or more of Gold Fields’ voting stock;

•	banks;

•	insurance companies;

•	investors liable for the alternative minimum tax;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	investors that hold ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or

•	investors whose functional currency is not the U.S. dollar.

This summary assumes that Gold Fields is not, and will not become, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which it believes to be the case. Gold Fields’ possible status as a PFIC must be determined annually and therefore may be subject to change. However, based on Gold Fields’ current assets and income, and assuming that Gold Fields will continue to operate its business in the same manner as it has in the past, management believes that there is not a material risk that Gold Fields will become a PFIC in the future. If Gold Fields were to be a PFIC in any year in which you held Gold Fields’ ordinary shares or ADSs, materially adverse consequences would result for you.

The summary of U.S. federal income tax consequences set out below is for general information only. You are urged to consult your tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares and ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

U.S. Holders of ADSs

For U.S. federal income tax purposes, an owner of ADSs will be treated as the owner of the corresponding number of underlying ordinary shares held by the depositary for the ADSs, and references to ordinary shares in the following discussion refer also to ADSs representing the ordinary shares.

Taxation of Dividends

Distributions paid out of Gold Fields’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Gold Fields’ current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. For purposes of determining limitations on any foreign tax credits, dividends paid by Gold Fields will generally constitute “passive income.”

Under recently enacted tax legislation, for taxable years that begin after December 31, 2002 and on or before December 31, 2008, dividends paid by Gold Fields will be taxable to shareholders that are individuals at the special reduced rate normally applicable to capital gains, provided Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

For U.S. federal income tax purposes, the amount of any dividend paid in Rand will equal the fair market value of the Rand on the date they are received by you (or the date they are received by the depositary, in the case of ADSs) based on the exchange rate in effect on that date. If you or the depositary, as the case may be, convert dividends received in Rand into U.S. dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income.

Taxation of Capital Gains

Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent of any dividends you receive that qualify for the reduced rate described above under “Taxation of Dividends” and also exceed 10% of your basis in the ordinary shares. If you are an individual, the maximum long-term capital gains rate for taxable years that end on or after May 6, 2003 and begin no later than December 31, 2008 is 15%. Special transitional rules apply for taxable years that include May 6, 2003. Any gain or loss will generally be U.S. source.

Deposits and withdrawals of ordinary shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the ordinary shares will include the holding period of the ADSs.

To the extent you incur South African stamp duty or uncertified securities tax in connection with a transfer or withdrawal of ordinary shares as described under “—Certain South African Tax Considerations—Stamp duty and uncertificated securities tax” above, such stamp duty or uncertified securities tax will not be a creditable tax for U.S. foreign tax credit purposes.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADSs by U.S. persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders (such as corporations) are not subject to backup withholding. You should consult your tax advisor as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.

Reportable Transactions

Recently issued U.S. Treasury regulations require a U.S. taxpayer that participates in a “reportable transaction” to disclose this participation to the IRS. The scope and application of these rules is not entirely clear. In the event the acquisition, holding or disposition of the ordinary shares or ADSs constitutes participation in a “reportable transaction” for purposes of these rules, you may be required to disclose your investment by filing Form 8886 with the IRS. In addition, Gold Fields and its advisers may be required to maintain a list of holders of ordinary shares and ADSs, and to furnish this list and certain other information to the IRS upon written request. You should consult your tax advisor regarding the application of these rules to the acquisition, holding or disposition of ordinary shares and ADSs.

Documents on Display

Gold Fields files annual and special reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. Gold Fields does not file electronically with the SEC, and the documents it files are not available on the website maintained by the SEC.

Forward-Looking Statements

This annual report contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this annual report that are not historical facts are “forward-looking statements.”

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Ghana, Australia and elsewhere;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	the success of exploration and development activities;

•	decreases in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions;

•	availability, terms and deployment of capital;

•	changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and

•	political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Gold Fields is exposed to market risks, including foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Gold Fields may enter into derivative financial instruments to manage some of these exposures. As part of its strategy, however, Gold Fields does not generally hedge against the risk of changes in the price of gold. See “—Commodity Price Sensitivity—Commodity Hedging Policy.”

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields’ Board of Directors. Management of financial risk is centralized at Gold Fields’ treasury department, which acts as the interface between Gold Fields’ operations and counterparty banks. The treasury department manages financial risk in accordance with the policies and procedures established by Gold Fields’ Board of Directors and Executive Committee. Gold Fields’ Audit Committee has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields’ treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as spelling out counterparty credit-related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

Foreign Currency Sensitivity

General

In the ordinary course of business, Gold Fields enters into transactions, such as gold sales, denominated in foreign currencies, primarily U.S. dollars. In addition, Gold Fields has investments and indebtedness in U.S. and Australian dollars. Although this exposes Gold Fields to transaction and translation exposure from fluctuations in foreign currency exchange rates, Gold Fields does not generally hedge this exposure, although it may do so in specific circumstances, such as financing projects or acquisitions. Also, Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Foreign Currency Hedging Experience

Gold Fields currently holds various hedging instruments to protect its exposure to adverse movements in foreign currency exchange rates, which are described below.

St. Ives and Agnew Australian Dollar Instruments

Gold Fields is required under the $250.0 million syndicated credit facility which it entered into in connection with the acquisition of St. Ives and Agnew from WMC to establish and maintain a hedging strategy to reduce its exposure to increases in the value of the Australian dollar against the U.S. dollar. Accordingly, Gold Fields entered into various hedging arrangements in early October 2001 with Barclays and Citibank, the arrangers for the credit facility covering, in total, $500.0 million over a five-year period. These hedging arrangements are described in detail below.

St. Ives and Agnew Forward Sale Contracts.

Gold Fields Australia Pty Limited, or Gold Fields Australia, entered into two series of forward sale contracts, each covering an aggregate amount of $125.0 million, with Barclays and Citibank. Each series of contracts requires Gold Fields Australia to sell $6.25 million for Australian dollars at a fixed exchange rate in 20 quarterly installments beginning on March 31, 2002 and ending on December 31, 2006. The fixed exchange rate for the Barclays contracts is $0.49577 per A$1.00, while the fixed exchange rate for the Citibank contracts is $0.49100 per A$1.00. Gold Fields paid no fees or other consideration to enter into the forward sale arrangements with Barclays and Citibank.

St. Ives and Agnew Zero Cost Collars.

In addition, Gold Fields Australia entered into two series of specialized option contracts called “zero cost collars,” each covering an aggregate amount of $125.0 million, with Barclays and Citibank. Each series of contracts provides for the exchange of $6.25 million for Australian dollars at fixed exchange rates in 20 quarterly installments beginning on March 31, 2002 and ending on December 31, 2006. Whether Gold Fields Australia or the counterparty (Barclays or Citibank) is obligated to sell U.S. dollars or Australian dollars, respectively, depends on the U.S. dollar/Australian dollar exchange rate in effect during and at the end of each quarter.

Specifically, for the Citibank zero cost collars:

•	if the U.S. dollar/Australian dollar exchange rate is $0.51820 per A$1.00 or more at the end of the relevant quarter, Citibank is obligated to sell Australian dollars to Gold Fields Australia for U.S. dollars at an exchange rate of $0.51820 per A$1.00;

•	if the exchange rate at the end of the relevant quarter is less than $0.51820 per A$1.00 and greater than $0.42820 per A$1.00, neither party is obligated to sell its respective currency; and

•	if the exchange rate is $0.42820 or less per A$1.00 at any time during the relevant quarter, Gold Fields Australia is obligated to sell U.S. dollars to Citibank for Australian dollars at an exchange rate of $0.50320 per A$1.00 regardless of the exchange rate at the end of the relevant quarter. This is referred to as a “knock-in” feature.

•	For the Barclays zero cost collars:

•	if the U.S. dollar/Australian dollar exchange rate is $0.51990 per A$1.00 or more at the end of the relevant quarter, Barclays is obligated to sell Australian dollars to Gold Fields Australia for U.S. dollars at an exchange rate of $0.51990 per A$1.00;

•	if the exchange rate at the end of the relevant quarter is less than $0.51990 per A$1.00 and greater than $0.42950 per A$1.00, neither party is obligated to sell its respective currency; and

•	if the exchange rate is $0.42950 per A$1.00 or less at any time during the relevant quarter, Gold Fields Australia is obligated to sell U.S. dollars to Barclays for Australian dollars at an exchange rate of $0.50490 per A$1.00 regardless of the exchange rate at the end of the relevant quarter.

Gold Fields paid no fees or other consideration to enter into the zero cost collar arrangements with Barclays and Citibank.

South African Rand Instruments

Through September 30, 2003, Gold Fields entered into a number of forward purchase contracts with several financial institutions providing for the purchase by Gold Fields of an aggregate amount of $40.0 million at a fixed exchange rate of Rand 8.6855 per $1.00, maturing on June 3, 2004. These contracts were entered into in connection with the Group’s commitment in respect of the Tarkwa mill and owner mining projects of $159.0 million.

Foreign Currency Contract Position

As of September 30, 2003, Gold Fields’ foreign currency contract position was as follows:

	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Total

St. Ives/Agnew A$/$ forward sale contracts
Volume ($ million)	37.5	50.0	50.0	37.5	175.0

$ per A$1.00(1)	0.49339	0.49339	0.49339	0.49339	0.49339

St Ives/Agnew A$/$zero cost collars
Volume ($ million)	—	37.5	50.0	37.5	125.0

A $ call rate ($ per A$1.00)(1)	0.51905	0.51905	0.51905	0.51905	0.51905

A$ put rate ($ per A$1.00)(1)(2)	0.42885	0.42885	0.42885	0.42885	0.42885
R/$ forward purchase contracts
Volume ($ million)	40.0	—	—	—	40.0

$ per R1.00	0.1151	—	—	—	0.1151

Notes:

(1)	Weighted average rate of all contracts in the relevant periods.

(2)	Excluding the effect of the “knock-in” feature.

Foreign Currency Sensitivity Analysis

As of September 30, 2003, Gold Fields’ outstanding U.S. dollar indebtedness totaled $29.2 million. The indebtedness principally comprised amounts owed pursuant to credit facilities entered into in connection with the St. Ives and Agnew and Abosso acquisitions.

Based on an exchange rate of Rand 7.20 per $1.00, the average exchange rate for the quarter ended September 30, 2003, a hypothetical 10% devaluation of the South African Rand against the U.S. dollar would have had an estimated $97.9 million positive impact on Gold Fields’ annual income before tax and a hypothetical 10% appreciation of the South African Rand against the U.S. dollar would have an estimated $119.6 million negative impact on Gold Fields’ annual income before tax. Gold Fields’ revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Similarly, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a higher Rand/U.S. dollar exchange rate, resulting in lower operating margins. Accordingly, the impact on profitability of changes in the value of the Rand against the U.S. dollar can be substantial.

A sensitivity analysis of the mark-to-market valuations of Gold Fields’ foreign currency contracts as of September 30, 2003 is set forth below.

St. Ives and Agnew Australian Dollar Instruments

	$/A$ exchange rate as of September 30, 2003

	A$(+10.0%)	A$(+7.5%)	A$(+5.0%)	Spot(2)	A$(-5.0%)	A$(-7.5%)	A$(-10.0%)

			Sensitivity to $/A$(1) exchange rates
Mark-to-market
Forwards ($ million)	78.7	72.7	66.7	54.6	42.5	36.4	30.4
Collars ($ million)	43.1	39.2	35.4	27.8	20.4	16.8	13.2

Notes:

(1)	“+” and “-” designate the strengthening and weakening of the Australian dollar against the U.S. dollar.

(2)	Spot rate: $0.6814 = A$1.00

	Weighted average U.S. dollar interest rate as of September 30, 2003

	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%

			Sensitivity to U.S. dollar interest rates
Mark-to-market
Forwards ($ million)	—	50.9	52.7	54.6	56.4	58.3	60.2
Collars ($ million)	—	24.8	26.3	27.8	29.2	30.7	32.2

Note:

(1)	Spot U.S. dollar interest rate: 1.32%.

	Weighted average Australian dollar interest rate as of September 30, 2003

	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%

			Sensitivity to Australian dollar interest rates
Mark-to-market
Forwards ($ million)	60.1	58.2	56.4	54.6	52.8	51.0	49.3
Collars ($ million)	32.2	30.7	29.2	27.7	26.3	25.0	23.6

Note:

(1)	Spot Australian dollar interest rate: 4.90%.

South African Rand Instruments

	$/R exchange rate as of September 30, 2003

	R(+10.0%)	R(+7.5%)	R(+5.0%)	Spot(2)	R(-5.0%)	R(-7.5%)	R(-10.0%)

	Sensitivity to $/R(1) exchange rates
Mark-to-market
Forwards ($ million)	(11.2)	(9.8)	(8.5)	(6.0)	(3.8)	(2.8)	(1.9)

Notes:

(1)	“+” and “-” designate the strengthening and weakening of the Rand against the U.S. dollar.

(2)	Spot rate: $0.139 = R1.00

	Weighted average Rand interest rate as of September 30, 2003

	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%

	Sensitivity to Rand interest rates
Mark-to-market
Forwards ($ million)	(6.5)	(6.4)	(6.2)	(6.1)	(5.9)	(5.8)	(5.7)

Note:

(1)	Spot Rand interest rate: 9.05%

	Weighted average U.S. dollar interest rate as of September 30, 2003

	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%

	Sensitivity to Rand interest rates
Mark-to-market
Forwards ($ million)	—	(5.8)	(5.9)	(6.1)	(6.2)	(6.4)	(6.5)

Note:

(1)	Spot U.S. dollar interest rate: 1.32%.

Commodity Price Sensitivity

General

The market price of gold has a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’ ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. See “Risk Factors—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields’ operations, and the cash flows generated by those operations.” The aggregate effect of these factors on the gold price, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

Commodity Hedging Policy

Generally, Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. On an exceptional basis, Gold Fields may consider gold hedging arrangements in one or more of the following circumstances:

•	to protect cash flows at times of significant expenditure;

•	for specific debt servicing requirements; and

•	to safeguard the viability of higher cost operations.

See “Business—Strategy—Hedging Strategy.”

To the extent that it does enter into commodity hedging arrangements, Gold Fields seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counter-parties are affiliated or related parties of Gold Fields.

Commodity Hedging Experience

At the time of Gold Fields’ formation in 1998, the Beatrix and Oryx mines had in place various gold forward sales contracts and Rand denominated gold call options. Also, in fiscal 1999, Gold Fields entered into an additional 542,000 ounces of gold forward sales contracts intended to safeguard the viability of some of the higher cost operations at that time, including the Libanon, St. Helena and Oryx mines. Gold Fields also entered into 160,000 ounces of gold forward sales contracts as required under the project financing arrangements for the Tarkwa mine.

In September 1999, Gold Fields decided to close out most of the gold forward sales contracts. Accordingly, Gold Fields repurchased 1.777 million ounces of gold forward sales contracts together with, where applicable, underlying Rand/U.S. dollar commitments, realizing a net loss of $7.7 million. This comprised all of Gold Fields’ gold forward sales contracts other than those for the Tarkwa mine. Gold Fields also retained approximately 443,000 ounces of Rand denominated gold call options because it believed that there was significant potential to realize a profit on the options if the gold price rose. The mark-to-market of the remaining call options and forward sales contracts at the end of fiscal 2000 resulted in a loss of $2.0 million.

In fiscal 2001, in connection with full repayment of the project loan, Gold Fields repurchased the remaining 160,000 ounces of gold forward sale contracts, realizing a gain of $5.2 million. Gold Fields incurred a loss of $2.2 million upon the settlement of approximately 393,000 ounces of the remaining 443,000 ounces of Rand denominated gold call options. At the end of the fiscal year, Gold Fields realized a profit of $0.8 million upon the mark-to-market of the approximately 50,000 ounces of remaining call options.

The remaining 50,000 ounces of gold call options expired by the end of September 2001. Gold Fields succeeded to approximately 230,000 ounces of gold forward sale contracts and 190,000 ounces of gold put options previously held by Ranger Minerals Limited as a result of the acquisition of Abosso on January 23, 2002. In February 2002, Gold Fields closed out all of the Abosso instruments at prices ranging from $292 per ounce to $298 per ounce, realizing a gain of $3.1 million on the forward sale contracts and $1.2 million on the put options.

Interest Rate Sensitivity

Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk. As of September 30, 2003, Gold Fields’ long-term indebtedness amounted to $29.2 million. However, Gold Fields was not, and is not currently, party to any interest risk management transactions.

On November 30, 2001, Gold Fields utilized the full amount of a $160.0 million term loan facility and $5.0 million of a $90.0 million revolving credit facility to finance, in part, the acquisition of St. Ives and Agnew. The facilities bear interest at LIBOR plus a margin of 1.15% per year effective from December 1, 2001. On January 23, 2002, Gold Fields utilized the full amount of $50.0 million available under two additional loan facilities to finance the acquisition of Abosso, refinance existing debt of Abosso and provide funds for general corporate purposes. The facilities bear interest at LIBOR plus a margin of 0.95% per year for the first 12 months. Because these loan facilities bear interest at floating rates, to the extent that LIBOR increases in the future, Gold Fields will be subject to increased interest costs under the facilities.

The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of LIBOR is estimated to be $0.04 million. Because Gold Fields’ net exposure with respect to debt instruments was tied to the LIBOR rate, this hypothetical loss was modeled by calculating the 10% adverse change in the LIBOR rate, multiplied by the fair value of the respective debt instruments.

Gold Fields does not hold any other type of derivative instruments other than those discussed above.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15: CONTROLS AND PROCEDURES

(a)	Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the chief executive officer and chief financial officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ chief executive officer and chief financial officer concluded that, as of June 30, 2003 Gold Fields’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Gold Fields in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2003 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

(b)	Not applicable for this annual report, which covers a fiscal year ended prior to April 15, 2005.

(c)	Not applicable for this annual report, which covers a fiscal year ended prior to April 15, 2005.

(d)	Not applicable.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2003.

Item 16B: CODE OF ETHICS

Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2003.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable for this annual report, which covers a fiscal year ended prior to December 15, 2003.

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Part III

Item 17: FINANCIAL STATEMENTS

Gold Fields has responded to Item 18 in lieu of responding to this item.

Item 18: FINANCIAL STATEMENTS

The following financial statements, together with the report of PricewaterhouseCoopers Inc. on the financial statements of Gold Fields Limited and the reports of PricewaterhouseCoopers on the financial statements of the WMC Limited Gold Business Unit and Abosso Goldfields Limited, are filed as part of this annual report.

Item 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibits

No.	Exhibit

1.1(†)	Memorandum of Association of Gold Fields

1.2(†)	Articles of Association of Gold Fields

2.1(†)	Memorandum of Association of Gold Fields (included in Exhibit 3.1)

2.2(†)	Articles of Association of Gold Fields (included in Exhibit 1.2)

2.3(††)	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002

2.4(††)	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5(†)	Excerpts of relevant provisions of the South African Companies Act

2.6(†)	Excerpts of relevant provisions of the JSE Securities

Exchange South Africa listing requirements

4.1(†)	Agreement among WMC Limited, WMC Resources Ltd, St. Ives Gold Mining Company Pty Limited, Agnew Gold Mining Company Pty Limited and Gold Fields Limited, dated as of November 5, 2001

4.2(†)	Acquisition Agreement among Repadre Capital Corporation, Gold Fields Ghana Holdings Limited, Ranger Minerals Ltd. and Abosso Gold Holdings S.A., dated as of October 20, 2001

4.3(†)	$250,000,000 Loan Note and Revolving Facilities Agreement among Gold Fields Limited, several of Gold Fields Limited’s subsidiaries, Barclays Capital, Citibank N.A., Citibank International PLC and the lenders of the facilities, dated as of November 26, 2001

4.4(†)	$35,000,000 Bilateral Term Loan and Letter of Credit Facility among Gold Fields Limited, Gold Fields Ghana Holdings Limited, several other Gold Fields Limited’s subsidiaries, Barclays Capital and Barclays Bank PLC, dated as of December 31, 2001

4.5(†)	$15,000,000 Bilateral Term Loan Facility among Gold Fields Limited, Gold Fields Ghana Holdings Limited, several other Gold Fields Limited subsidiaries, Barclays Capital and Barclays Bank of Ghana Limited, dated as of December 31, 2001

4.6(†)	The GF Non-Executive Director Share Plan, adopted October 31, 2001

4.7(†)	The GF Management Incentive Scheme, adopted November 10, 1999

4.8(††)	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective July 1, 2002

4.9(††)	Service Agreement between Ian D. Cockerill and GFL Mining Services Ltd., effective July 1, 2002

No.	Exhibit

4.10(††)	Service Agreement between Nicholas J. Holland and GFL Mining Services Ltd., effective July 1, 2002

4.11(††)	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective July 1, 2002

4.12(††)	Sale of Business Agreement between St. Helena Gold Mines Limited and ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited, dated July 1, 2002

4.13	Purchase Agreement between Outokumpu Nickel B.V., Outokumpu Mining Oy, Gold Fields Exploration B.V. and Gold Fields Finland Oy, dated September 4, 2003

4.14	Reorganisation Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated July 25, 2003

4.15	Addendum Number 1 to the Reorganisation Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated August 8, 2003

4.16	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003

4.17	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited dated December 11, 2003

4.18	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited dated December 11, 2003

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

(†)	Incorporated by reference to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

(††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Financial Officer

Date: December 29, 2003

Report of the Independent Accountants

To the Board of Directors and Shareholders of Gold Fields Limited

We have audited the accompanying consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, comprehensive income, cash flows and of changes in shareholders’ equity for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and its subsidiaries at June 30, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with generally accepted accounting principles in the United States of America.

As discussed in note 2(o) and 2(k) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations and derivative financial instruments on July 1, 2002 and July 1, 2000, respectively.

PricewaterhouseCoopers Inc
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
August 29, 2003 (Except for note 24 as to which the date is December 9, 2003)

Gold Fields Limited

Consolidated Statements of Operations
For the years ended June 30,
(US$ in millions unless otherwise noted)

	2003	2002	2001

	$’m	$’m	$’m
REVENUES
Product sales	1,538.2	1,210.0	1,006.6
Interest and dividends	21.3	8.9	9.0
Other income	4.7	0.5	12.8

	1,564.2	1,219.4	1,028.4

COSTS AND EXPENSES
Production costs	1,015.0	710.0	743.4
Corporate expenditure	16.6	12.3	16.0
Depreciation and amortization	188.1	113.3	99.8
Exploration expenditure	29.6	16.5	17.7
Franco-Nevada merger costs	—	—	2.5
Settlement costs of Oberholzer irrigation water dispute	—	1.0	1.2
Impairment of assets	29.6	—	112.1
(Decrease)/increase in provision for post-retirement health care costs	(5.0)	6.6	8.8
Increase in provision for environmental rehabilitation	5.3	4.7	12.2
Finance (income)/expense	(4.2)	(8.3)	1.9
Unrealized gain on financial instruments	(35.7)	(45.9)	(0.8)
Realized gain on financial instruments	(15.1)	(4.7)	(7.4)
Employment termination costs	3.8	6.4	5.0
Profit on sale of non-current investments	(57.2)	—	—
Write-down of investments	—	—	2.0
Stock compensation	—	4.8	—
New York Stock Exchange listing and associated costs	—	4.3	—
Gain on disposal of the St Helena mine	(13.4)	—	—
Other expenses	0.3	—	1.0

	1,157.7	821.0	1,015.4

INCOME BEFORE TAX	406.5	398.4	13.0
INCOME AND MINING TAX EXPENSE	(133.8)	(147.1)	(21.6)

INCOME /(LOSS) BEFORE MINORITY INTERESTS	272.7	251.3	(8.6)
MINORITY INTERESTS	(14.4)	(12.2)	(8.8)

INCOME /(LOSS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	258.3	239.1	(17.4)
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX	(1.3)	—	(0.6)

NET INCOME /(LOSS)	257.0	239.1	(18.0)

BASIC EARNINGS /(LOSS) PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	54.75	51.51	(3.83)
DILUTED EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	54.35	51.02	(3.83)
BASIC EARNINGS /(LOSS) PER SHARE (CENTS)	54.47	51.51	(3.96)
DILUTED EARNINGS PER SHARE (CENTS)	54.07	51.02	(3.96)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	471,814,106	464,146,677	454,450,391
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF DILUTED EARNINGS PER SHARE	475,294,239	468,655,013	454,450,391
DIVIDEND PER SHARE (CENTS)	39.03	12.74	13.47

See notes to the consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets
As of June 30,
(US$ in millions unless otherwise noted)

	2003	2002

	$’m	$’m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	133.6	195.1
Receivables	74.9	56.2
Inventories	76.8	68.5
Materials contained in heap leach pads	41.8	45.0

Total current assets	327.1	364.8

PROPERTY, PLANT AND EQUIPMENT
Cost	3,222.9	2,321.9
Accumulated depreciation and amortization	(1,152.5)	(773.0)

Net property, plant and equipment	2,070.4	1,548.9
MINERAL INTERESTS AND OTHER INTANGIBLE ASSETS	160.6	178.0
FAIR VALUE OF FINANCIAL INSTRUMENTS	67.7	46.2
NON-CURRENT INVESTMENTS	101.0	73.3

TOTAL ASSETS	2,726.8	2,211.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and provisions	184.7	153.3
Income and mining taxes payable	52.0	44.5
Current portion of long-term loans	20.5	37.0

Total current liabilities	257.2	234.8

LONG-TERM LOANS	21.1	145.0
DEFERRED INCOME AND MINING TAXES	647.3	448.2
PROVISION FOR ENVIRONMENTAL REHABILITATION	99.2	58.8
PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS	23.9	44.7
MINORITY INTERESTS	58.8	52.8
SHAREHOLDERS’ EQUITY
Share capital – 1,000,000,000 (2002: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued – 472,364,872 (2002: 470,522,224)	42.2	42.1
Additional paid-in capital	1,565.2	1,560.8
Retained earnings	255.3	182.6
Accumulated other comprehensive loss	(243.4)	(558.6)

Total shareholders’ equity	1,619.3	1,226.9

TOTAL LIABILITES AND SHAREHOLDERS’ EQUITY	2,726.8	2,211.2

COMMITMENTS AND CONTINGENCIES – see notes 20 and 21

See notes to the consolidated financial statements

Gold Fields Limited

Consolidated Statements of Shareholders’ Equity
For the years ended June 30,
(US$ in millions unless otherwise noted)

	Number of				Accumulated
	ordinary		Additional		other
	shares	Share	paid-in	Retained	comprehensive
	issued	capital	capital	earnings	loss	Total

	$’m	$’m	$’m	$’m	$’m	$’m

BALANCE – JUNE 30, 2000	453,250,595	41.1	1,493.0	81.9	(149.1)	1,466.9
Net loss	—	—	—	(18.0)	—	(18.0)
Dividends paid	—	—	—	(61.2)	—	(61.2)
Exercise of employee share options	2,586,013	0.2	5.1	—	—	5.3
Mark-to-market of listed investments	—	—	—	—	6.1	6.1
Foreign exchange translation	—	—	—	—	(204.7)	(204.7)

BALANCE – JUNE 30, 2001	455,836,608	41.3	1,498.1	2.7	(347.7)	1,194.4
Net income	—	—	—	239.1	—	239.1
Dividends paid	—	—	—	(59.2)	—	(59.2)
Acquisition of St Ives and Agnew gold mining assets	12,000,000	0.7	52.4	—	—	53.1
Exercise of employee share options	2,685,616	0.1	5.5	—	—	5.6
Stock compensation	—	—	4.8	—	—	4.8
Mark-to-market of listed investments	—	—	—	—	20.6	20.6
Foreign exchange translation	—	—	—	—	(231.5)	(231.5)

BALANCE – JUNE 30, 2002	470,522,224	42.1	1,560.8	182.6	(558.6)	1,226.9
Net income	—	—	—	257.0	—	257.0
Dividends paid	—	—	—	(184.3)	—	(184.3)
Exercise of employee share options	1,842,648	0.1	4.4	—	—	4.5
Mark-to-market of listed investments	—	—	—	—	(3.4)	(3.4)
Foreign exchange translation	—	—	—	—	318.6	318.6

BALANCE – JUNE 30, 2003	472,364,872	42.2	1,565.2	255.3	(243.4)	1,619.3

The following is a reconciliation of the components of accumulated other comprehensive loss for the periods presented.

	Mark-to-		Accumulated
	market of	Foreign	other
	listed	exchange	comprehensive
	investments	translation	loss
	$’m	$’m	$’m
BALANCE – JUNE 30, 2000	(5.5)	(143.6)	(149.1)
Mark-to-market of listed investments	6.1	—	6.1
Foreign exchange translation	—	(204.7)	(204.7)

BALANCE – JUNE 30, 2001	0.6	(348.3)	(347.7)
Mark-to-market of listed investments	20.6	—	20.6
Foreign exchange translation	—	(231.5)	(231.5)

BALANCE – JUNE 30, 2002	21.2	(579.8)	(558.6)
Mark-to-market of listed investments	(3.4)	—	(3.4)
Foreign exchange translation	—	318.6	318.6

BALANCE – JUNE 30, 2003	17.8	(261.2)	(243.4)

See notes to the consolidated financial statements

Gold Fields Limited
Consolidated Statements of Cash Flows
For the years ended June 30,
(US$ in millions unless otherwise noted)

	2003	2002	2001

	$’m	$’m	$’m
CASH FLOWS FROM OPERATIONS
Net income/(loss)	257.0	239.1	(18.0)
Reconciled to net cash provided by operations:
Minority interests	14.4	12.2	8.8
Income and mining tax expense	133.8	147.1	21.6
Impairment of assets	29.6	—	112.1
Profit on sale of listed investments	(57.2)	—	—
Profit on disposal of St Helena	(13.4)	—	—
Depreciation and amortization	188.1	113.3	99.8
Write-down of investments	—	—	2.0
Stock compensation	—	4.8	—
Unrealized gains on loan	(4.0)	(17.3)	—
Unrealized gains on financial instruments	(35.7)	(45.9)	—
Increase in provision for environmental rehabilitation	5.3	4.7	12.2
(Decrease)/increase in provision for post-retirement health care costs	(5.0)	6.6	8.8
Payment against post-retirement health care provision	(25.7)	(2.0)	(4.8)
Other	(22.9)	(13.2)	8.6

Cash flow from operations before taxation and working capital changes	464.3	449.4	251.1
Income and mining taxes paid	(73.1)	(30.0)	(24.0)
Effect of changes in operating working capital items:
Receivables	18.2	9.5	(22.4)
Inventories and heap leach pads	6.0	(20.3)	(13.3)
Accounts payable and provisions	(4.0)	16.1	2.9

NET CASH PROVIDED BY OPERATIONS	411.4	424.7	194.3

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(224.3)	(144.5)	(148.8)
Proceeds on disposal of property, plant and equipment	1.8	0.6	2.9
Proceeds on sale of non-current investments	72.1	—	—
Proceeds on disposal of St Helena	11.9	—	—
Acquisition of subsidiaries	—	(212.9)	—
Purchase of listed investments	(7.0)	(13.5)	(0.2)
Investment in environmental trust fund	(5.1)	(5.1)	(4.7)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(150.6)	(375.4)	(150.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans raised	—	235.2	—
Loans repaid	(140.4)	(51.6)	(30.0)
(Decrease)/increase in minority funding	(9.8)	(2.1)	0.9
Dividends paid to Company shareholders	(184.3)	(59.2)	(61.2)
Dividends paid to minority shareholders	(5.8)	—	—
Ordinary shares issued	4.5	5.6	5.3

NET CASH (UTILIZED IN)/ PROVIDED BY FINANCING ACTIVITIES	(335.8)	127.9	(85.0)
EFFECT OF EXCHANGE RATE MOVEMENTS ON CASH AND CASH EQUIVALENTS	13.5	(5.7)	(10.7)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(61.5)	171.5	(52.2)
CASH AND CASH EQUIVALENTS – JULY 1	195.1	23.6	75.8

CASH AND CASH EQUIVALENTS – JUNE 30	133.6	195.1	23.6

See notes to the consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income
For the years ended June 30,
(US$ in millions unless otherwise noted)

	2003	2002	2001

	$’m	$’m	$’m
Income /(loss) before cumulative effect of changes in accounting principles	258.3	239.1	(17.4)
Cumulative effect of changes in accounting principles, net of tax	(1.3)	—	(0.6)

Net income /(loss)	257.0	239.1	(18.0)
Other comprehensive income/(loss)
Mark-to-market adjustment of listed investments held	(3.4)	20.6	6.1
Foreign currency translation adjustment	318.6	(231.5)	(204.7)

Other comprehensive income/(loss)	315.2	(210.9)	(198.6)

Comprehensive income/(loss)	572.2	28.2	(216.6)

See notes to the consolidated financial statements

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

1.	GENERAL

Gold Fields Limited (formerly Driefontein Consolidated Limited (“Driefontein”)) (the “Company” or the “Group”) was originally incorporated in South Africa and listed on the JSE Securities Exchange S.A. (“JSE”) during 1968 as East Driefontein Gold Mining Company Limited. Following a merger with West Driefontein Gold Mining Company Limited, it was renamed Driefontein on June 15, 1981. On May 10, 1999, Driefontein completed a business combination, with another South African company listed on the JSE, Gold Fields Limited (“Old Gold Fields”). Old Gold Fields evolved through a series of transactions in 1998, whereby it acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included publicly traded gold mining companies, mineral rights and service agreements. Driefontein, the surviving entity, was renamed Gold Fields Limited, and Old Gold Fields was renamed GFL Mining Services Limited, effective from that date.

The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced in South Africa, Ghana and Australia and sold in South Africa (primarily to the Rand Refinery) and internationally.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	USE OF ESTIMATES: The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The following are accounting policies used by the Company which, except as noted in 2(o), have been consistently applied:

(b)	CONSOLIDATION: The Group financial statements consolidate the activities, assets and liabilities of the Company and its subsidiaries. Operating results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such statements as from the effective dates of disposal. Following adoption of FAS 141 by the Group on July 1, 2001, all future acquisitions by the Group will be accounted for as purchases. Investments in companies which the Company does not control, but has the ability to exercise significant influence over their operating and financial policies are accounted for by the equity method.

Any excess between the purchase price and the fair value of the attributable net assets of subsidiaries, joint ventures and associates at the date of acquisition is capitalized as goodwill and not amortized however it is subject to an annual assessment for impairment.

The Company’s investment in the Arctic Platinum Project was achieved through an earn-in agreement with Outokumpu Mining Oy. The Arctic Platinum Project is an exploration project for platinum group metals and as such all contributions by the Company to the project to date have been classified as exploration expenditure and expensed as incurred.

Inter-company transactions and balances are eliminated on consolidation.

(c)	FOREIGN CURRENCIES: Foreign currency transactions are recorded at the prevailing exchange rate at the date of the transaction. Assets and liabilities designated in foreign currencies are translated at the exchange rate ruling at year-end. Gains and losses arising from these translations are recognized in earnings.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

FOREIGN ENTITIES: The Group’s foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheet and statements of operations of foreign subsidiaries are translated on the following basis:

Assets and liabilities are translated at the prevailing exchange rate at year-end. Statement of operations items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders’ equity. These differences will be recognized in earnings upon realization of the underlying foreign entity.

(d)	PROPERTY, PLANT AND EQUIPMENT

(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost of acquisition.

Once an economically feasible orebody with proven and probable ore reserves has been established, expenditure incurred to further develop the orebody, to further define mineralization in the orebody, and to establish or expand productive capacity, are capitalized until commercial levels of production are achieved, at which time the costs are amortized as set out below. Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalized until the reef horizons are intersected and commercial levels of production can be obtained on a sustainable basis. Access to the individual orebodies exploited by the Company is limited to the time span of the Company’s respective mining leases.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalized to the date on which the assets are substantially completed and ready for their intended use.

(ii)	LAND: Land is shown at cost and is not depreciated.

(iii)	AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, mineral and surface rights and mine plant facilities are amortized over the lives of the mines using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

(iv)	DEPRECIATION OF NON-MINING ASSETS: Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

- Vehicles	20%
- Computers	33.3%
- Furniture and equipment	10%

(v)	MINING EXPLORATION: Expenditure on exploration activities incurred prior to the completion of a final feasibility study to establish proven and probable reserves is charged against income.

(vi)	IMPAIRMENT: Recoverability of the long-lived assets of the Group, which include development costs, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and annually at the end of the fiscal year. To determine whether a long-term asset may be impaired, the estimate of future undiscounted cash flows, calculated on an area-of-interest basis, is compared to its carrying value. An area-of-interest is defined by the Company as its lowest levels of identifiable cash flows, generally an individual operating mine, including mines which are included in a larger mine complex.

The following estimates and assumptions were used by management when reviewing the Agnew mine long-lived asset for impairment as at June 30, 2003:

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

•	A gold price of A$550 per ounce at an exchange rate of A$1.510 to the $1.00

•	The extraction of proven and probable reserves as per the approved life of mine plan

•	Working costs and capital expenditure estimates as per the approved life of mine plan.

The following estimates and assumptions were used by management when reviewing the long-lived assets for impairments as at June 30, 2001:

•	A gold price of $265 per ounce at an exchange rate of R8.10 to the $1.00

•	The extraction of proven and probable reserves as per the approved life of mine plan

•	Working costs and capital expenditure estimates as per the approved life of mine plan.

If impairment exists on this basis then reductions in the carrying value of the long-lived asset are recorded to the extent the remaining investment exceeds the estimate of future discounted cash flows calculated on an area-of-interest basis.

Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets.

(vii)	LEASES: Operating leases are charged against income as incurred.

(e)	MINERAL INTERESTS AND OTHER INTANGIBLE ASSETS

(i)	MINERAL INTERESTS: Intangible assets related to mineral interests represent mineral use rights for parcels of land not owned by the Company. Mineral interests and other intangible assets include acquired mineral use rights in production, development and exploration stage properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Production stage mineral interests represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property as described above. The Company’s mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of a use changes from an exploration right to a mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

(ii)	AMORTIZATION OF MINERAL INTERESTS: Intangible assets associated with production stage mineral interests are amortized over the life of mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Intangible assets associated with development stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

With respect to intangible assets associated with exploration stage mineral interest, (i) the excess of the carrying value over the residual value of intangible assets related to other mineralized material, around-mine exploration and other-mine related exploration potential is amortized on a straight-line basis over the period that the Company expects to convert, develop or further explore the underlying properties (which is generally equal to the applicable life of mine), and (ii) the excess of the carrying value over the residual value of intangible assets related to greenfields exploration potential is amortized on a straight-line basis over the five-year period in which the Company expects to complete its exploration process.

Residual values for exploration stage mineral interests represent the current fair value of the interests held by the Company which may be converted, developed, further explored or disposed of. The residual values range from zero to 100% of the gross carrying value of the respective exploration stage mineral interest. Certain properties’ residual values have been determined to be in excess of their respective carrying values. In such cases, residual values up to the carrying values of the respective properties have been utilized for purposes of the amortization calculation. Residual values were determined collectively for the exploration stage mineral interests, and the Company’s relative confidence in the mineralization material believed to be contained, or potentially contained, in the underlying properties. Such values are based on recent transactions involving similar properties for those properties characterized as other mine-related exploration potential and greenfields exploration potential. The Company believes that the method results in a residual value that is representative of the amount the Company could expect to receive if the property were sold to a third party. When an exploration stage mineral interest is converted to a development stage or production stage mineral interest, the residual value is reduced to zero for purposes of calculating units-of-production amortization.

The expected useful lives and residual values used in the amortization calculations are determined based on the facts and circumstances associated with the collective mineral interests. The useful lives used to amortize production stage mineral interests range from 3 to 5 years, and the useful lives used to amortize exploration stage mineral interests are 5 years.

(f)	DEFERRED TAXATION: Deferred taxation is calculated on the comprehensive basis using the balance sheet approach. Deferred tax liabilities or assets are recognized by applying expected tax rates to the temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled.

The principal temporary differences arise from depreciation on property, plant and equipment, provisions and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

(g)	NON-CURRENT INVESTMENTS: Non-current investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity; and (ii) investments in unlisted companies for which a fair value is not readily determinable, are accounted for at cost. Realized gains and losses are included in determining net income or loss.

Unrealized losses are included in determining net income or loss where it is felt that a significant decline in the value of the investment, other than temporary, has occurred.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

(h)	MATERIALS CONTAINED IN HEAP LEACH PADS: The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a leach plant where the gold in solution is recovered. For accounting purposes, value is added to leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Value is removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the heap leach pads are calculated from quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and the ore type). In general, the leach pad production cycles project recoveries of approximately 50% to 70% of the placed recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is completed.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time. The ultimate recovery of gold from the pad will not be known until the leaching process is terminated.

The current portion of leach pad inventories is determined based on engineering estimates of the quantities of gold at the balance sheet date that are expected to be recovered during the next twelve months.

(i)	INVENTORIES: Inventories are valued at the lower of cost and net realizable value. The Company’s inventories comprise of consumables stores, gold-in-process, ore stockpiles and mineral rights and are accounted for as follows.

Consumable stores: Consumable stores are valued at average cost, after appropriate provision for redundant or slow moving items.

Gold in-process: Gold in-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process.

Gold bullion: Gold bullion inventories represent saleable gold dore or gold bullion and are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus refining costs.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

Stockpiles: Stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons (via truck counts and/or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to mining operations. Value is added to a stockpile based on the current mining cost per ton plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.

Mineral rights: Mineral rights not linked to any specific operation are valued at the lower of cost and net realizable value.

(j)	FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, investments, receivables, foreign exchange contracts, accounts payable and accrued liabilities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

(k)	HEDGING: Statement of Financial Accounting Standard 133 (“FAS 133”), Accounting for Derivative Instruments and Hedging Activities was adopted by the Company with effect from July 1, 2000.

Previously gains and losses on derivative instruments, which effectively established minimum prices for designated future production, were recognized in revenue when the planned production was delivered. Previously, if an instrument regarded as a hedge was sold, extinguished or terminated prior to delivery of the planned production, losses were recognized at the date of sale or closure, and any gains were deferred until the original designated delivery date. Derivatives which were not designated to future production were accounted for on a mark-to-market basis and the associated gains and losses were recognized in earnings. Accordingly, forward gold contracts were accounted for as hedging transactions. All other instruments were accounted for on a mark-to-market basis.

Under FAS 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered into, the Group designates the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting. Gold Fields does not currently hold or issue derivative financial instruments for trading or speculative purposes.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in shareholders’ equity. Amounts deferred in shareholders’ equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under FAS 133 is deferred until settlement.

Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the statement of operations.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

With the adoption of FAS 133, none of the Company’s derivatives at that date qualified for hedge accounting as they did not meet the new hedging requirements of FAS 133, they were thus marked to market, resulting in a cumulative effect write-down of change in accounting principle of $0.6 million, net of tax. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

(l)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

(m)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

(n)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(o)	REHABILITATION COSTS: Statement of Financial Accounting Standard 143 (“FAS 143”), Accounting for Asset Retirement Obligations was adopted by the Company with effect from July 1, 2002.

Previously the Company accounted for rehabilitation costs and related accrued liabilities, which were based on the Company’s interpretation of current environmental and regulatory requirements, by accruing and expensing these costs over the operating lives of the individual operating mines, principally by the units-of-production method based on estimated above infrastructure proven and probable reserves. Based upon current environmental regulations and known rehabilitation requirements, management had included its best estimate of these obligations, on an undiscounted basis, in its rehabilitation accrual.

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

FAS 143 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under FAS 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is different than the liability recorded. The adoption of FAS 143 resulted in the Company recording an increase in property, plant and equipment, net of $16.9 million; an increase in provision for environmental rehabilitation of $20.8 million; a decrease in minority interest of $2.7 million; a decrease in deferred tax liabilities of $5.3 million and a $ 1.3 million debit cumulative effect of a change in accounting principle, net of tax.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

Following the adoption of FAS 143, the total amount of recognized liabilities for asset retirement obligations was $ 79.6 million. These liabilities mainly relate to the obligations at the Company’s active mines to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern the Company’s operations.

Interest earned on monies paid to the environmental trust fund is accrued on an annual basis and is recorded as interest income.

(p)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: The Group operates a defined benefit pension plan and defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.

The expected costs of the defined benefit pension plan are assessed in accordance with the advice of independent actuaries. The cost of experience adjustments or planned amendments is charged to earnings over the expected average remaining service lives of the relevant employees. Any shortfalls are funded either immediately or as increased employer contributions to ensure the ongoing soundness of the fund.

Contributions to defined contribution funds are charged against income as incurred.

These funds are governed by the Pension Fund Act of 1956 (as amended).

(ii)	POST-RETIREMENT HEALTH CARE COSTS: Medical cover is provided through a number of schemes.

Post-retirement health care in respect of existing employees is recognized as an expense over the remaining service lives of the relevant employees.

The Group has an obligation to provide medical benefits to certain of its pensioners and dependents of ex-employees. These liabilities are unfunded and have been provided in full, calculated on an actuarial basis.

Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

(q)	REVENUE RECOGNITION:

(i)	Revenue arising from gold and by-product sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

(ii)	Dividends are recognized when the right to receive payment is established.

(iii)	Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(r)	DIVIDENDS DECLARED: Dividends proposed and the related taxation thereon are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(s)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana and Australia. The business segments comprise geographical operations based on locations and operating units.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

(t)	EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(u)	FOREIGN CURRENCY: The functional currency is the South African Rand. The translation differences arising as a result of converting to US dollars using the current exchange rate method, are included as a separate component of shareholders’ equity.

(v)	COMPARATIVES: Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current fiscal year.

(w)	RECENT ACCOUNTING PRONOUNCEMENTS: In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” (“FAS 148”). FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, FAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of FAS 148 are effective for fiscal years ended after December 15, 2002. The Company currently accounts for its stock-based compensation plans subject to the provisions of APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), as interpreted by FIN No. 44, “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”). FAS 148 is applicable to the Company for the year ended June 30, 2003. The Company has elected to continue to apply the provisions in APB 25, as interpreted by FIN 44 with respect to its stock based compensation schemes.

In April 2003 the FASB issued Statement No. 149 (“FAS 149”), “Amendment of FAS No. 133 on Derivative Instruments and Hedging Activities”. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) and (4) amends certain other existing pronouncements.

FAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

The provisions of FAS 149 that relate to FAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. FAS 149 should be applied prospectively.

The Company does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150 (“FAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". FAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

FAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Financial instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets.

•	Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s equity shares.

FAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

In addition to its requirements for the classification and measurement of financial instruments within its scope, FAS 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

The Company is currently evaluating the impact that the adoption of this Statement will have on its results of operations and financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)” (“FIN 45”). This interpretation elaborates on the disclosures to be made by a guarantor in it interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness to Others”, which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the disclosure requirements during the year ended June 30, 2003.

The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981 – the effective date of Interpretation 34. The Company is currently evaluating the impact of recognizing the fair values of certain guarantees it has issued, however it is not expected that the adoption of this Interpretation will have a material impact on its results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51”, (“FIN 46”). This interpretation of Accounting Research Bulletin No.51, “Consolidated Financial Statements”, addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics:

1.	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

2.	The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

a.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

b.	The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

c.	The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. On October 10, 2003, the FASB issued FASB Staff Position 46-6, which defers the effective date for applying the provisions of FIN 46 to interim or annual periods ending after December 15, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period.

This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated.

3.	ACQUISITION AND DISPOSAL OF BUSINESSES

(a)	Acquisition of St Ives and Agnew Gold Mining Assets

On November 30, 2001, the Company acquired from WMC Limited and WMC Resources Limited the St Ives and Agnew gold mining assets in Western Australia for a total consideration of $233.1 million. The purchase consideration comprised of a cash payment of $180.0 million and 12 million Company shares with a value of $53.1 million. The differences between the purchase price and the historical book value of the net assets acquired amounted to $168.3 million, of which $144.9 million has been allocated to mining tenements and $23.4 million to undeveloped properties to reflect their respective fair values.

(b)	Acquisition of Abosso Goldfields Limited

On January 23, 2002 the Company acquired from Ranger Minerals Limited a 71.1% interest in Abosso Goldfields Limited (“Abosso”) for a total cash consideration of $32.9 million. Abosso owns and operates the Damang mine in Ghana which is adjacent to the Company’s Tarkwa mine in Ghana. The shortfall of the purchase price compared to the historical book value of the net assets acquired amounted to $75.4 million which was set off against property, plant and equipment to reflect their fair value.

The consolidated statement of operations reflect the operating results of St Ives, Agnew and Abosso from the date of acquisition. The following pro-forma unaudited summarized financial information assumes that the above acquisitions had occurred on July 1, for the fiscal year ended June 30, 2002:

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

2002

$’m
Revenues	1,356.6
Income before cumulative effect of change in accounting principle	244.0
Net income	244.0
Basic earnings per share (cents)	52.01
Weighted average number of shares used in the computation	469,146,677

These pro-forma amounts have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions been in effect on July 1, 2001 or future results of operations of the Company.

(c)	St Helena Gold Mines Limited (“St Helena”)

On October 30, 2002, the Company disposed of the St Helena gold mining operation to the ARMGold / Harmony Free Gold Joint Venture Company (Pty) Limited (“Freegold”) for $11.9 million in cash and a monthly royalty payment of 1% of net revenues from gold sales of the St Helena Gold Mining Operations, payable to the Company for a period of four years subsequent to the disposal of the St Helena operations. The Company realized a gain of $13.4 million on disposal of the St Helena operations.

4.	OTHER INCOME

	2003	2002	2001

	$’m	$’m	$’m
Proceeds from insurance claims	0.8	—	6.2
Other income	3.9	0.5	6.6

	4.7	0.5	12.8

5.	IMPAIRMENT OF ASSETS

	2003	2002	2001

	$’m	$’m	$’m
Agnew mine	29.6	—	—
Beatrix 4 shaft	—	—	81.1
St Helena mine	—	—	16.1
Kloof 8 and 9 shafts	—	—	14.9

	29.6	—	112.1

Agnew mine

The allocation of the purchase price to the Agnew and St Ives mines was based upon geological and other information available to the Company at the purchase date. During fiscal 2003, the Company revised the Agnew life of mine plan based upon the latest estimates of reserves and mineralized material based upon exploration drilling results. The revised mine plan was formulated as the performance of the Agnew mine following the acquisition had been below those anticipated due to the lower recovered gold content, results of ongoing exploration drilling and certain events which rendered certain mineralized material unexploitable. The revised mine plan did not support the original allocation of the purchase price to the Agnew mine orebody, mining tenements and undeveloped properties. For management reporting purposes, the Company reallocated part of the initial purchase price from the Agnew mine orebody, mining tenements and undeveloped properties to the St Ives mine orebody, mining tenements and undeveloped properties. US GAAP does not permit a Company to reallocate the purchase price more than a year beyond the acquisition date, when sufficient data was available to make the initial purchase price allocation. Accordingly, an impairment write down of $29.6 million was recorded to reflect the Agnew mine assets at their fair value.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

Beatrix 4 shaft

In fiscal 2001, following a geological study at the Beatrix 4 shaft and an associated revision of the ore reserve, the latest life-of-mine plans indicated that future production of gold should be based on 2.9 million ounces as opposed to 6.9 million ounces as previously estimated. At this level of extraction and at a gold price of $265 per ounce, the life-of-mine plans did not support the carrying value of the shaft on an undiscounted cash flow basis. Accordingly, an asset impairment of $81.1 million was charged against income, which reduced the carrying value of the Beatrix 4 shaft to $62.1 million.

St Helena mine

In March 2001 the Company announced its decision to commence a phased shutdown of operations at St Helena. Accordingly, the Company wrote down the remaining assets of St Helena by $16.1 million to their estimated fair value as the remaining life-of-mine plan did not support the carrying value of the St Helena assets, on an undiscounted cash flow basis.

Kloof 8 and 9 shafts

As a result of the curtailment of operations at the Kloof 8 and 9 shafts during fiscal 2001, the Company wrote down the carrying value of the remaining Kloof 8 and 9 shafts assets to their estimated fair value, excluding the plant, which continues to be used to process surface material. Going forward, Kloof 8 shaft below 23 level will be mined from the 1 sub-vertical shaft at Kloof. The result of the decision was a $14.9 million write down of both the Kloof 8 and 9 shafts, leaving a residual value of $2.0 million, which relates to the plant and other assets of the Kloof 8 and 9 shafts that are still being utilized.

6.	FINANCE (INCOME)/EXPENSE

	2003	2002	2001

	$’m	$’m	$’m
Interest paid	4.8	5.2	1.9
Realized (gain)/loss on foreign debt, net of cash	(5.0)	1.0	—
Unrealised gain on foreign debt, net of cash	(4.0)	(14.5)	—

	(4.2)	(8.3)	1.9

7.	INCOME AND MINING TAX EXPENSE

	2003	2002	2001

	$’m	$’m	$’m
Current income and mining taxes	(80.3)	(74.1)	(12.8)

South Africa	(64.3)	(64.2)	(8.5)
Ghana	(10.3)	(6.8)	(4.3)
Australia	(5.7)	(3.1)	—

Deferred income and mining taxes	(53.5)	(73.0)	(8.8)

South Africa	(34.6)	35.3	1.6
Ghana	(25.6)	(15.2)	(10.4)
Australia	6.7	(22.6)	—

Total income and mining tax expense	(133.8)	(147.1)	(21.6)

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the South African mining statutory rate of 46% (2002 and 2001: 46%) were:

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

	2003	2002	2001

	$’m	$’m	$’m
Tax on income at South African mining statutory rate	(187.0)	(183.3)	(5.9)
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 40% (2002 and 2001: 40%) and tax rate in Ghana of 32.5% (2002: 32.5%, 2001:32.5%) and tax rate in Australia of 30% (2002: 30%)	1.0	23.6	9.7
South African mining tax formula rate adjustment	18.4	15.9	15.0
Valuation allowance raised against deferred tax assets	(0.4)	(1.8)	(5.1)
Non-taxable income/additional deductions	30.6	(2.7)	(25.6)
Use of assessed losses not previously recognized	13.7	11.5	—
Prior year adjustment	—	(0.4)	(0.2)
South African capital gains tax	(2.1)	—	—
Foreign levies and royalties	(16.1)	(9.9)	(4.3)
Other	8.1	—	(5.2)

Income and mining tax expense	(133.8)	(147.1)	(21.6)

Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2003 and 2002, relate to the following:

	2003	2002

	$’m	$’m
Deferred income and mining tax liabilities
Mining assets	765.0	570.3
Financial instruments	20.6	11.4
Investment in environmental trust fund	14.1	8.4
Loans	2.3	3.9
Other	10.4	3.2

Gross deferred income and mining tax liabilities	812.4	597.2
Provisions, including rehabilitation accruals	(57.8)	(45.2)
Tax losses	(40.1)	(43.0)
Unredeemed capital expenditure	(101.4)	(104.4)

Gross deferred income and mining tax assets	(199.3)	(192.6)
Valuation allowance	34.2	43.6

Net deferred income and mining tax assets	(165.1)	(149.0)

Net deferred income and mining tax liabilities	647.3	448.2
Less short-term portion of deferred income and mining tax included in accounts payable	—	—

Net deferred income and mining tax liabilities	647.3	448.2

The classification of deferred income and mining tax liabilities or assets is based on the related liability or asset creating the deferred tax.

The Company has established a valuation allowance for certain deferred tax assets which management believe will not be realized based on projections as of June 30, 2003. The valuation allowance relates primarily to a full valuation allowance against certain South African and foreign net deferred tax assets of $ Nil million and $34.2 million (2002: $3.0 million and $40.6 million) respectively raised on the St Helena mine assessed tax losses and exploration costs incurred in Orogen Investments SA (Luxembourg).

As at June 30, 2003 the Group had unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its South African mining operations as follows:

•	unredeemed capital expenditure at Beatrix Mining Ventures Limited (previously called St Helena Gold Mines Limited) of $189.9 million (2002: $158.1 million) in respect of the Beatrix and Oryx combined tax entity and $ Nil million (2002: $1.6 million) in respect of the St Helena Mine is available to be offset against future mining income.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

•	estimated and assessed tax losses at Beatrix Mining Ventures Limited (previously called St Helena Gold Mines Limited) of $ Nil million (2002: $ Nil million) in respect of the Beatrix and Oryx combined tax entity and $ Nil million (2002: $5.8 million) in respect of the St Helena Mine are available to be offset against future mining and non-mining income.

These future deductions are utilizable against income generated by the individual tax entity concerned and not expire unless the tax entity ceases to commercially mine these operations for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilized by the tax entities in which the deduction have been generated.

The Group has estimated capital allowances to be offset against future income of $46.2 million (2002: $88.6 million) and $31.9 million (2002: $54.9 million) at Gold Fields Ghana Limited and Abosso Goldfields Limited respectively. The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited and Abosso Goldfields Limited are forfeited after 5 years. Gold Fields Ghana Limited and Abosso Goldfields Limited currently have no tax losses available for utilization against future profits.

The Group has tax losses available of $85.4 million (2002: $101.7 million) at Orogen Investments SA (Luxembourg), which can only be used to offset future interest income generated by Orogen Investments SA (Luxembourg). In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for 5 years. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

The Group has estimated capital allowances to be offset against future income of $13.5 million (2002: $20.4 million) at Gold Fields Australia (Pty) Limited. The estimated capital allowances do not have an expiration date. In terms of current Australian taxation legislation, tax losses incurred by Gold Fields Australia (Pty) Limited are carried forward indefinitely. Gold Fields Australia (Pty) Limited currently has no tax losses available for utilization against future profits.

8.	EARNINGS /(LOSS) PER SHARE

	For the year ended June 30, 2003

	Income Numerator	Shares Denominator	Per-share Amount

	$’m		cents
Basic earnings per share before cumulative effect of changes in accounting principles
Shares outstanding July 1, 2002		470,522,224
Weighted average number of shares issued during the year		1,291,882

Income available to common stockholders	258.3	471,814,106	54.75
Fully diluted earnings per share before cumulative effect of changes in accounting principles
Effect of dilutive securities		3,480,133

Income available to common stockholders	258.3	475,294,239	54.35
Basic earnings per share
Shares outstanding July 1, 2002		470,522,224
Weighted average number of shares issued during the year		1,291,882

Income available to common stockholders	257.0	471,814,106	54.47
Fully diluted earnings per share
Effect of dilutive securities		3,480,133

Income available to common stockholders	257.0	475,294,239	54.07

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

	For the year ended June 30, 2002

	Income Numerator	Shares Denominator	Per-share Amount

	$’m		cents
Basic earnings per share
Shares outstanding July 1, 2001		455,836,608
Weighted average number of shares issued during the year		8,310,069

Income available to common stockholders	239.1	464,146,677	51.51
Fully diluted earnings per share
Effect of dilutive securities		4,508,336

Income available to common stockholders	239.1	468,655,013	51.02

	For the year ended June 30, 2001

	Loss Numerator	Shares Denominator	Per-share Amount

	$’m		cents
Basic loss per share before cumulative effect of change in accounting principle
Shares outstanding July 1, 2000		453,250,595
Weighted average number of shares issued during the year		1,199,796

Loss available to common stockholders	(17.4)	454,450,391	(3.83)
Basic loss per share
Shares outstanding July 1, 2000		453,250,595
Weighted average number of shares issued during the year		1,199,796

Loss available to common stockholders	(18.0)	454,450,391	(3.96)

Fully diluted loss per share is not presented due to the antidilutive effect of the stock options of 1,106,424 included in the denominator for the year ended June 30, 2001.

9.	RECEIVABLES

	2003	2002

	$’m	$’m
Trade receivables	34.7	20.9
Value added tax	11.7	7.8
Pre-paid expenses	4.6	7.8
Receivable relating to close-out of financial instruments	—	4.8
Receivable from Rand Mutual	—	4.0
Proceeds outstanding on sale of listed investments	3.0	—
Other	20.9	10.9

	74.9	56.2

10.	INVENTORIES

	2003	2002

	$’m	$’m
Ore stockpiles	38.2	26.4
Bullion on hand	—	10.4
Gold-in-process	4.3	3.3
Consumable stores	26.2	22.3
Mineral rights	8.1	6.1

	76.8	68.5

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

11.	PROPERTY, PLANT AND EQUIPMENT

	2003	2002

	$’m	$’m
Mining properties, mine development costs and mine plant facilities	1,801.6	1,526.1
Asset retirement cost	26.2	—
Other non-mining assets	242.6	222.8

	2,070.4	1,548.9

Included in the cost of property, plant and equipment is cumulative capitalized interest relating to the Tarkwa mine amounting to $1.7 million (2002: $1.7 million).

12.	MINERAL INTERESTS AND OTHER INTANGIBLE ASSETS

	Gross	June 30, 2003		Gross	June 30, 2002
	carrying	Accumulated	Net book	carrying	Accumulated	Net book
	value	amortization	value	value	amortization	value

Mineral interests:
Production stage	181.7	41.9	139.8	173.1	13.2	159.9
Exploration stage	20.8	—	20.8	18.1	—	18.1

	202.5	41.9	160.6	191.2	13.2	178.0

The company’s mineral interests intangible assets are subject to amortization. The amounts of residual values and the weighted average amortization periods were as follows at June 30, 2003:

	Residual values	Weighted average amortization period
	$’m	(in years)

Mineral interests
Production stage	—	5
Exploration stage	20.8	5

The aggregate amortization expense for the year ended June 30, 2003 was $ 23.6 million. Based on the carrying value of the company’s mineral interests intangible assets at June 30, 2003 the estimated aggregate amortization expense for each of the next five years is as follows:

Amount
Year ended June 30	$’m

2004	28.0
2005	28.0
2006	28.0
2007	28.0
2008	27.8

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

13.	NON-CURRENT INVESTMENTS

	2003	2002

	$’m	$’m
Listed investments (a)	61.0	44.3
Unlisted investments (b)	1.9	2.2
Amounts contributed to environmental trust fund (c)	35.3	24.3
Equity investees (d)	1.4	1.9
Other investments	1.4	0.6

	101.0	73.3

(a)	Listed investments mainly consist of 4,212,137 shares in Western Areas Gold Mining Company valued at $4.51 per share (2002: 3,748,785 shares at $3.40 per share), 1,872,700 shares in African Rainbow Minerals Gold Limited valued at $9.53 per share (2002: 2,272,700 shares at $4.20 per share), 10,800,000 shares in Sino Gold Limited valued at $1.29 per share (2002: Nil) and 88,128 shares in Glamis Gold Limited valued at $11.05 per share (2002: 1,000,200 shares at $15.70 per share).

(b)	Unlisted investments include investments in various unlisted companies in South Africa for which a fair value is not readily determinable. The directors of the Company obtained independent valuations of the investments on an annual basis to ensure that no permanent diminution in the value of the investments has occurred.

(c)	The environmental trust fund is an irrevocable trust under the Group’s control. The monies in the trust are invested primarily in interest bearing investments. The future realization of this asset is intended to fund environmental rehabilitation obligations of the Group’s South African mines. Whilst this asset is under the Company’s control, it is not available for the general purposes of the Company. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in footnote 15, “Provision for Environmental Rehabilitation”.

(d)	Equity investees comprise the following:

		Ownership %			Market value

	Description of
Investments	business	2003	2002	2001	2003	2002	2001

					$’m	$’m	$’m
Eldorado Gold	Gold mining company
Corporation		—	17.9	29.8	—	27.8	6.4
Rand Refinery	Refining of gold bullion
Limited	and by-products	33.1	30.3	31.4	—	—	—

The Company disposed of its entire investment in Eldorado Gold Corporation (“Eldorado”) during fiscal 2003 for cash, realizing a gain of $42.3 million. The carrying value of the Company’s investment in Eldorado had been written down to $zero in prior fiscal years, due to the recognition of the Company’s share of Eldorado’s losses subsequent to the Company’s investment in Eldorado. The Company did not recognize its share of Eldorado’s losses from the date upon which its investment carrying value was reduced to zero, as it had not provided financial guarantees or agreed to provide financial support to Eldorado.

Rand Refinery Limited (“Rand Refinery”) acts as a sale agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. During the years ended June 30, 2003, 2002 and 2001, the Company received dividends from Rand Refinery of $1.9 million, $0.2 million and $0.7 million, respectively. At June 30, 2003, an amount of $27.7 million was owing from Rand Refinery (2002: $9.1 million).

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

14.	ACCOUNTS PAYABLE AND PROVISIONS

	2003	2002

	$’m	$’m
Trade payables	94.8	78.8
Payroll and other compensation	25.7	23.3
Leave pay provisions	33.2	23.9
Deferred financial liability	—	4.6
Amounts owing in respect of close-out of financial instruments	—	2.8
Foreign levies payable	4.5	1.9
Other (including provisions)	26.5	18.0

	184.7	153.3

15.	LONG-TERM LOANS

	2003	2002

	$’m	$’m
Secured
• Syndicated credit facility (a)	29.5	149.0
• Two-year term loan facility (b)	12.1	33.0

	41.6	182.0
Current portion included in current liabilities	(20.5)	(37.0)

Total long-term loans	21.1	145.0

(a)	Syndicated credit facility

On November 26, 2001, the Company entered into a syndicated credit facility of $250.0 million. This syndicated facility includes a $160.0 million term loan facility and a $90.0 million revolving credit facility. These two facilities bear interest at LIBOR plus 1.15%.

On November 30, 2001 the full $160.0 million of the term loan and $5.0 million of the revolving credit facility was drawn down. The amounts drawn down were used to fund the acquisition of the St Ives and Agnew mines.

The term loan facility was repayable in ten equal semi-annual instalments over five years, with the first repayment of $16.0 million being made during May 2002. Following the pre-payments of $82.5 million made during fiscal 2003, the outstanding portion of the loan is repayable in seven semi-annual instalments of $4.2 million. Interest on this facility is payable at either monthly, three-monthly or six-monthly intervals at the Company’s option. The Company has elected to make interest payments at six-monthly intervals.

The revolving credit facility is available through November 2006, with the draw down of $5.0 million repayable on the last day of each period. Interest on this facility is payable at either monthly, three monthly, or six monthly intervals.

The full facility is collateralized by the Company’s shares in St Ives and Agnew. All repayments under the facility have been guaranteed by the Company and several of its subsidiaries. The terms of the facility require the Company to maintain a foreign exchange strategy over the life of the facility to reduce the impact of fluctuations in the Australian dollar/US dollar exchange rate on the cash flows of St Ives and Agnew.

(b)	Two-year term facility

On December 31, 2001, the Company entered into a bilateral two-year term loan and letter of credit facility of $35.0 million and a two-year loan term facility of $15.0 million. These two facilities bear interest at LIBOR plus 0.95%.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

On January 23, 2002, the full $35.0 million of the bilateral two-year term loan and letter of credit facility was utilized, $32.9 million to finance the acquisition of 71.1% of Abosso Goldfields Limited, $2.0 million to replace the existing letter of credit for Abosso Goldfields Limited and the remaining $0.1 million for general corporate purposes.

On January 23, 2002, the full $15.0 million of the bilateral two-year term loan facility was utilized. $10.0 million was utilized to refinance existing debt of Abosso and the remaining $5.0 million was utilized for general corporate purposes.

The $35.0 million bilateral two-year term loan is repayable in full on December, 31 2003 and letter of credit facility terminated on June,30, 2003. The $15.0 million two-year term loan facility was repayable in full on January 23, 2004, but was fully repaid by the end of fiscal 2002. Interest on the two-year term facility is payable at either monthly, three-monthly or six-monthly intervals. The Company has elected to make interest payments on a monthly basis.

Both facilities were collaterlized by the Company’s shares in Abosso Goldfields Limited. All repayments under the two facilities have been guaranteed by the Company and several of its subsidiaries.

Long-term debt repayment schedule

Scheduled minimum long-term loans repayments are $20.5 million in fiscal 2004, $8.4 million in fiscal 2005, $8.4 million in fiscal 2006 and $4.3 million in fiscal 2007.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

16.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2003	2002

	$’m	$’m
Asset retirement obligations
The following is a reconciliation of the total liability for asset retirement obligations:
Balance at July 1, 2002 and 2001	58.8	47.5
Impact of the adoption of FAS 143	20.8	—
Additions to liabilities	2.8	—
Liabilities settled on disposal of St Helena	(4.9)	—
Liabilities settled	(1.9)	(1.9)
Accretion expense	5.3	4.7
Foreign currency translation adjustment	18.3	(10.6)

Balance at June 30, 2003 and 2002	99.2	58.8

The Company intends to finance the ultimate rehabilitation costs of the South African operations from the monies invested with the environmental trust fund. The Company will finance the ultimate rehabilitation costs of the non-South African operations from funds to be set aside for that purpose.

On a pro forma basis, the liabilities for asset retirement obligations would have been $65.9 million at July 1, 2001 and $79.6 million at June 30, 2002 respectively, had the provisions of FAS 143 been applied at the beginning of fiscal 2002.

The following table presents the impact of the accounting change for the year ended June 30, 2003 and the pro forma effect for the years ended June 30, 2002 and 2001 as if the change had been in effect for those periods.

	2003	2002	2001

	$’m	$’m	$’m
(Decrease)/increase to net income	(3.8)	(0.1)	3.5

Provision for environmental rehabilitation	(2.2)	0.8	5.2
Depreciation and amortization	(4.2)	(1.1)	(0.9)
Income tax expense/(benefit)	2.1	0.1	1.0
Minority interest	0.5	0.1	0.2

Net income/(loss) before cumulative effect of change in accounting principle	(3.8)	(0.1)	3.5
Basic earnings/(loss) per share before cumulative effect of change in accounting principle	(0.81)	(0.01)	0.76
Fully diluted earnings per share before cumulative effect of change in accounting principle	(0.80)	(0.01)	0.76

The following table presents pro forma income/(loss) before cumulative effect of change in accounting policy, pro forma basic earnings/(loss) per share before cumulative effect of change in accounting principle and pro forma fully diluted earnings per share before cumulative effect of change in accounting principle for the years ended June 30, 2002 and 2001, as if the company had adopted FAS 143 as of July 1, 2000.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

	2003	2002	2001

	$’m	$’m	$’m
Income/(loss) before cumulative effect of change in accounting principle as reported	258.3	239.1	(17.4)
Change in accounting method FAS 143	(3.8)	(0.1)	3.5

Pro forma income/(loss) before cumulative effect of change in accounting principle	254.5	239.0	(13.9)
Pro forma basic earnings/(loss) per share before cumulative effect of change in accounting principle	53.94	51.51	(3.06)
Pro forma fully diluted earnings/(loss) per share before cumulative effect of change in accounting principle	53.55	51.00	(3.06)

The following table represents pro forma net income/(loss), pro forma earnings/(loss) per share, and pro forma fully diluted earnings per share for the years ended June 30, 2002 and 2001, as if the Company had adopted FAS 143 as of July 1, 2000.

	2003	2002	2001

	$’m	$’m	$’m
Net income/(loss) as reported	257.0	239.1	(18.0)
Change in accounting method FAS 143	(3.8)	(0.1)	3.5

Pro forma net income/(loss)	253.2	239.0	14.5)
Pro forma basic earnings/(loss) per share	53.67	51.51	(3.19)
Pro forma fully diluted earnings/(loss) per share	52.27	51.00	(3.19)

17.	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	2003	2002

	$’m	$’m
Accrued post-retirement health care costs	23.9	44.7

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $3.4 million in fiscal 2003 (2002: $2.0 million). The obligation has been actuarially valued and the outstanding contributions will be funded over the lifetime of these pensioners and dependants. In June 2003, approximately 61% of these pensioners and dependents were bought out of the scheme at a premium of 15%.

The following table sets forth the funded status and amounts recognized in the Company’s consolidated financial statements for the post-retirement health care costs:

	2003	2002

	$’m	$’m
Actuarial present value	23.9	44.7
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	23.9	44.7
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	23.9	44.7

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

The following is a reconciliation of the benefit obligation:

	2003	2002	2001

	$’m	$’m	$’m
Benefit obligation at beginning of year	44.7	51.0	55.9
Reclassification	—	0.7	—
Service cost	1.5	2.8	0.9
Interest cost	4.0	3.8	7.3
Benefits paid	(3.4)	(2.0)	(4.8)
Buy out of members during fiscal 2003	(22.3)	—	—
Premium on buy out	3.0	—	—
Release of cross subsidy liability following buy out	(13.5)	—	—
Foreign currency translation adjustment	9.9	(11.6)	(8.3)

Benefit obligation at end of year	23.9	44.7	51.0

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 11 % per annum (2002 and 2001: 11%) and a discount rate of 13 % per annum (2002 and 2001: 13%).

	2003	2002	2001

	$’m	$’m	$’m
Service cost	1.5	2.8	0.9
Interest cost	4.0	3.8	7.3
Recognized actuarial loss	—	—	0.6

Net periodic benefit cost	5.5	6.6	8.8

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for 2003 by $0.4 million (2002: $1.0 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2003 would be an increase of $2.5 million (2002: $5.5 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for 2003 by $0.4 million (2002: $0.8 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2003 would be a decrease of $2.2 million (2002: $4.7 million).

18.	EMPLOYEE BENEFIT PLANS

RETIREMENT BENEFITS: The Gold Fields Limited Corporate Pension Fund is a defined benefit scheme, which has 15 active members, of which 14 are current employees of the Company. Membership to the scheme is closed. The scheme is valued at intervals of not less than three years using the projected unit credit method. This is the only defined benefit scheme in the Group.

The last actuarial valuation was carried out at June 30, 2003 and showed the fund to be under funded by approximately $1.0 million, which has been fully provided for.

All other employees are members of various defined contribution retirement schemes.

Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the year amounted to $26.6 million (2002: $21.7 million and 2001: $23.9 million).

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

SHARE OPTION SCHEMES: At the annual general meeting held on November 10, 1999 shareholders approved the adoption of the GF Management Incentive Scheme (“New Scheme”) to replace the scheme (“Old Scheme”) in place prior to the down stream merger with Driefontein by the Company on June 1, 1999. As a result of introducing the New Scheme consequent upon the composite transaction, participants transferred to the New Scheme on terms no less favorable to them than those applicable to them in terms of the Old Scheme. The fair value of the awards granted to members of the Old Scheme was included in the determination of the purchase consideration as part of the composite transaction. The New Scheme was introduced to provide an incentive for certain officers and employees of the Group to acquire shares in the Company. In terms of the New Scheme’s rules, up to a maximum of 3% of the Company’s authorized issued ordinary shares, being 13 451 600 shares, may be offered to eligible Company employees. The exercise price of each ordinary share which is the subject of the option is the weighted average of the middle market price at which the ordinary shares traded on the JSE on the trading day immediately preceding the date on which the Board of Directors grants the options. At the annual general meeting held on October 31, 2001, the shareholders approved an increase in the maximum number of shares to 5% of the Company’s issued ordinary shares, as at June 30, 2001 being 22 791 830 shares. For the convenience of the reader, the Rand amounts have been converted to US$ at the balance sheet rates for the respective fiscal years.

Details of the New Scheme are as follows:

	Number of	Weighted
	options granted	Average option price

		Rand	US$

Outstanding as of July 1, 2000	11,515,435	20.38	3.00
Granted during the year	491,000	24.85	3.09
Exercised and released	(2,586,013)	15.09	1.88
Forfeited	(974,772)	20.11	2.50

Outstanding as of July 1, 2001	8,445,650	21.74	2.70
Granted during the year	1,214,900	70.78	6.81
Exercised and released	(2,685,616)	19.99	1.92
Forfeited	(396,822)	22.72	2.19

Outstanding as of July 1, 2002	6,578,112	31.45	3.03
Granted during the year	3,128,700	89.30	11.46
Exercised and released	(1,842,648)	21.64	2.78
Forfeited	(40,000)	92.95	11.93

Outstanding as of July 1, 2003	7,824,164	56.58	7.26

In terms of the New Scheme rules, options currently expire no later than seven years from the grant date and vest as follows. Upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. The options exercisable on June 30, 2003, 2002 and 2001 were 1,599,202, 2,533,531 and 1,752,812 respectively. The range of exercise prices for options outstanding at June 30, 2003 was R13.55 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

On March 20, 2002, the vesting of options granted to an employee at prices between R22.97 and R46.23 were accelerated to vest as at July 1, 2002. These options have been marked to market with reference to the difference between the grant price and the Company stock price at June 30, 2002, with the difference recognized in earnings as stock compensation expense.

The following tables summarize information relating to the options outstanding under the New Scheme as of June 30, 2003: (Tables are denominated in South African Rands where applicable).

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

				Outstanding options
				Weighted average

				Contractual	Exercise price
			Number of	life
	Rand	US$	options	(in years)	Rand	US$

Range of prices	13.55–14.19	1.74-1.82	434,653	1.96	14.04	1.80
	19.47-23.60	2.50-3.03	689,410	3.20	21.32	2.74
	25.67-29.45	3.30-3.78	2,431,501	3.48	25.86	3.32
	36.07-57.50	4.63-7.38	780,000	5.32	44.67	5.73
	73.80-84.17	9.47-10.8	2,578,300	6.72	83.66	10.74
	84.59-119.90	10.86-15.39	580,100	6.48	117.28	15.06
	125.37-154.65	16.09-19.85	330,200	6.45	122.38	15.71

Total			7,824,164	4.49	56.58	7.26

				Exercisable options

				Weighted	Weighted
				average	average
				exercise	exercise
			Number of	price	price
	Rand	US$	options	Rand	US$

Range of prices	13.55-14.19	1.74-1.82	434,653	14.04	1.80
	19.47-23.60	2.50-3.03	185,243	21.19	2.72
	25.67-29.45	3.30-3.78	979, 306	25.78	3.31

Total			1,599,202	22.06	2.83

These options will expire if not exercised at specific dates ranging from June 1, 2004 to June 1, 2010. Market prices of shares for which options were exercised during the two fiscal periods ended June 30, 2003 ranged from R32.50 to R168.00.

At the annual general meeting held on October 31, 2001, shareholders approved the adoption of the GF Non-Executive Director Share Plan (the “Plan”). The Plan was introduced to provide an incentive for non-executive directors of the Company to acquire shares in the Company. In terms of the Plan’s rules, up to a maximum of 0.5% of the Company’s authorized issued ordinary shares as at June 30, 2001, being 2,279,183 shares may be offered to non-executive directors.

Under the Plan, the aggregate number of ordinary shares acquired by any one participant cannot exceed 0.1% of the issued share capital from time to time without the approval of the shareholders in a general meeting and the JSE. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Non-Executive Directors Remuneration Committee resolves to grant the option.

Under the Plan, all options granted may only be exercised no less than twelve months and no more than five years after the date on which the option was accepted by the participant. Should a participant cease to hold office for any reason, he will be entitled within thirty days to exercise those share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. For the convenience of the reader, Rand amounts have been converted to US$ at the balance sheet rates for the respective fiscal years.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

Details of the Plan are as follows:

	Number of options	Average option price
	granted	Rand	US$

Outstanding as of October 31, 2001	145,000	43.70	5.61
Granted during the year	—	—	—
Exercised and released	—	—	—
Forfeited	—	—	—

Outstanding as of June 30, 2002	145,000	43.70	5.61
Granted during the year	87,000	110.03	14.12
Exercised and released	(10,000)	43.70	5.61

Outstanding as of June 30, 2003	222,000	69.69	8.95

The following tables summarize information relating to options outstanding under the Plan as of June 30, 2003. (Tables are denoted in South African Rand where applicable)

				Outstanding options
				Weighted average

				Contractual	Exercise price
			Number of	life
Range of prices	Rand	US$	options	(in years)	Rand	US$

	43.70-65.55	5.61-8.41	135,000	3.34	43.70	5.61
	110.03-165.05	14.12-21.19	87,000	4.45	110.03	14.12

			222,000	3.81	69.69	8.95

				Exercisable options
				Weighted average

				Contractual	Exercise price
				life
Range of prices	Rand	US$	Number of options	(in years)	Rand	US$

	43.70-65.55	5.61-8.41	135,000	3.34	43.70	5.61

These options will expire if not exercised at specific dates ranging from 1 November 2006 to 13 December 2007. Market prices of shares for which options were exercised during the two fiscal periods ended June 30, 2003 ranged from R71.40 to R129.10.

PRO-FORMA INFORMATION

The Company has elected to follow APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Under APB No. 25, because the exercise price of the Company’s and subsidiary’s employee stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized in the Company’s financial statements.

However, in the case of options for which vesting is accelerated, FIN 44 “Accounting for certain transaction involving stock compensation, an interpretation of APB 25” requires that stock compensation be recognized for such vesting acceleration, reflecting the subsequent movement in the value of the option.

Pro-forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”. This information is required to be determined as if the Company had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement. The fair value of the options granted during 2003, 2002 and 2001 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

	2003	2002	2001

Expected life (in years)	6	6	6
Risk free interest rate	10.72%	11.52%	11.19%
Volatility	54.49%	54.30%	56.49%
Dividend yield	4.54%	0.92%	2.92%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during fiscal 2003, 2002 and 2001 under the employee share option scheme was R89.30, R46.74 and R16.80 per share, respectively.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro-forma information follows (millions except for per share information):

	2003	2002	2001

	$’m	$’m	$’m
Income/(loss) before cumulative effect of change in accounting principle as reported	258.3	239.1	(17.4)
Less: Stock compensation expense	(7.6)	(6.3)	(8.0)

Pro forma income/(loss) before cumulative effect of change in accounting principle as reported	250.7	232.8	(25.4)
Pro forma basic earnings/(loss) per share before cumulative effect of change in accounting principle	53.14	50.16	(5.59)
Pro forma fully diluted earnings per share before cumulative effect of change in accounting principle	52.75	49.67	—
Net income/(loss) as reported	257.0	239.1	(18.0)
Less: Stock compensation expense	(7.6)	(6.3)	(8.0)

Pro forma net income/(loss)	249.4	232.8	(26.0)
Pro forma basic earnings/(loss) per share	52.86	50.16	(5.59)
Pro forma fully diluted earnings per share	52.47	49.67	(5.59)

The impact on pro-forma income/(loss) before cumulative effect of change in accounting principle, pro forma net income/(loss), pro forma earnings/(loss) per share before cumulative change in accounting principle, pro forma fully diluted earning per share before cumulative effect of change in accounting principle, pro forma basic earnings/(loss) per share and pro forma fully diluted earnings per share in the table above, which shows the effect of the scheme, may not be indicative of the effect in future years. The Company continues to grant stock options to new employees. This policy may or may not continue.

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

Risk management activities

In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

Concentration of credit risk

The group’s financial instruments do not represent a concentration of credit risk as the group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

A formal process of allocating counterparty exposure and prudential limits is applied under the supervision of the group’s executive committee. No marginal facilities are engaged.

Foreign currency and commodity price risk

In the normal course of business the group enters into transactions for the sale of its gold, denominated in US dollars. In addition, the group has assets and liabilities in a number of different currencies (primarily US dollars and Australian dollars). As a result, the group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian dollar/United States dollar instruments to protect the cash flows of the operations in the event of the strengthening of the Australian dollar. In line with this decision US$500.0 million of United States dollar/Australian dollar currency financial instruments were established over five years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents. US$300.0 million of these instruments remain at 30 June 2003 (2002: US$475.0 million).

In so far as South African rand/United States dollar exposures are concerned, the group does not have a general policy of hedging these exposures, but from time to time takes positions on an opportunistic basis. In line with this policy, forward cover of US$36.0 million was purchased to hedge the group’s commitment in respect of the Tarkwa mill and owner mining projects. Approval has since been obtained from the South African Reserve Bank to fund these commitments from South African sources.

The group does not hedge to gold price fluctuation risk and sells at market spot prices.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk. The group does not currently hedge its exposure to interest rate risk.

In the ordinary course of business, the group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the group’s normal and contingency funding requirements.

Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of receivables, accounts payable and cash and cash equivalents are a reasonable estimate of their fair values due to the short-term maturity of such instruments. The investments in the environmental trust fund approximates fair value, as the monies are invested in short-term maturity investments. The listed investments are carried at market value. Long-term loans approximate fair value, as they are subject to market based floating rates.

The following tables summarize the foreign currency and commodity contracts held by the Company as at June 30, 2003 and 2002, respectively:

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

Foreign currency contracts as at June 30, 2003

(a)       A$/US$ currency contracts

		Zero cost collars
		A$1=US$	A$1=US$
		Average	Average	Forward sales
Various maturity dates		downside	upside		A$1=US$
in fiscal years ending	US$m	protection	benefit cap	US$m	Strike price

June 30, 2004	—	—	—	37.5	0.49339
June 30, 2005	37.5	0.51905	0.42885	50.0	0.49339
June 30, 2006	50.0	0.51905	0.42885	50.0	0.49339
June 30, 2007	37.5	0.51905	0.42885	37.5	0.49339

	125.0	0.51905	0.42885	175.0	0.49339

The zero cost collars which are held with two counterparties for half of the respective total amounts disclosed above respectively, work as follows as at June 30, 2003 and 2002:

With counterparty one

•	If the U.S. dollar/Australian dollar exchange rate is $0.51820 per A$1.00 or more at the end of the relevant quarter, the Company will receive Australian dollars from the counterparty at an exchange rate of $0.51820 per A$1.00.

•	If the U.S. dollar/Australian dollar exchange rate at the end of the relevant quarter is less than$0.51820 per A$1.00 and greater than $0.42820 per A$1.00, the Company will not receive or sell any Australian dollars pursuant to this arrangement.

•	If the exchange rate is $0.42820 or less per A$1.00 at any time during the relevant quarter, the Company is obligated to sell U.S. dollars for Australian dollars to the counterparty at an exchange rate of $0.50320 per A$1.00 regardless of the exchange rate at the end of the relevant quarter. This is referred to as a “knock-in” feature.

With counterparty two

•	If the U.S. dollar/Australian dollar exchange rate is $.051990 per A$1.00 or more at the end of the relevant quarter, the Company will receive Australian dollars at an exchange rate of $0.51990 per A$1.00 from the counterparty.

•	If the U.S. dollar/Australian dollar exchange rate at the end of the relevant quarter is less than $0.51990 per A$1.00 and greater than $0.42950 per A$1.00, the Company will not receive or sell any Australian dollars pursuant to this arrangement.

•	If the exchange rate is $0.42950 or less per A$1.00 at any time during the relevant quarter, the Company is obliged to sell U.S. dollars for Australian dollars to the counterparty at an exchange rate of $0.50490 per A$1.00 regardless of the exchange rate at the end of the relevant quarter. This is referred to as a “knock-in” feature.

(b)       US$/ZAR currency contracts

	Forward sales
	US$m	ZAR1=US$
Maturity date
June 3, 2004	36.0	0.1145

The mark-to-market value of these contracts amounted to a positive US$67.7 million at June 30, 2003, which value is based on quotes from brokers.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

Foreign currency contracts as at June 30, 2002

(a)      A$/US$ currency contracts

	Zero cost collars
		A$1=US$	A$1=US$
		Average	Average	Forward sales
Various maturity dates		downside	upside		A$1=US$
in fiscal years ending	US$m	protection	benefit cap	US$m	Strike price

June 30, 2003	62.5	0.51905	0.42885	62.5	0.49339
June 30, 2004	50.0	0.51905	0.42885	50.0	0.49339
June 30, 2005	50.0	0.51905	0.42885	50.0	0.49339
June 30, 2006	50.0	0.51905	0.42885	50.0	0.49339
June 30, 2007	25.0	0.51905	0.42885	25.0	0.49339

	237.5	0.51905	0.42885	237.5	0.49339

(b)      US$/ZAR currency contracts

	Forward sales
	US$m	ZAR1=US$
Maturity date
December 19, 2002	4.7	0.074983
December 20, 2002	8.3	0.074983

	13.0	0.074983

The mark-to-market value of these contracts amounted to a positive US$46.2 million at June 30, 2002, which value is based on quotes from brokers.

20.     ADDITIONAL CASH FLOW INFORMATION

a)      Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in net cash provided by operating activities:

	Years ended June 30,
	2003	2002	2001
	$’m	$’m	$’m
Interest paid	4.8	5.2	1.9

b)      Non cash-items

Excluded from the statements of consolidated cash flows are the following:

i)      For the year ended June 30, 2003

•	The $3.4 million loss on the mark-to-market of listed investments.

ii)      For the year ended June 30, 2002

•	The $53.1 million ordinary shares issued as part of the St Ives and Agnew assets acquisition.

•	The $20.6 million gain on the mark-to-market of listed investments.

iii)      For the year ended June 30, 2001

•	The $6.1 million gain on mark-to-market of listed investments.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

c)      Acquisition of subsidiaries

2002

$’m
St Ives and Agnew mines
On November 30, 2001, the Company acquired the St Ives and Agnew mines in Australia. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
Property, plant and equipment	221.8
Inventory	30.6
Accounts receivable	10.5
Long-term provisions	(13.2)
Accounts payable	(16.6)

Net assets purchased	233.1
Paid for by the issue of share capital	(53.1)
Paid for by cash	(180.0)

Cash and cash equivalents at acquisition	—

Abosso
On January 23, 2002, the Company acquired 71.1% of Abosso in Ghana. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
Property, plant and equipment	22.3
Inventory	17.0
Accounts receivable	13.0
Deferred taxation	16.1
Long-term provisions	(5.3)
Accounts payable	(21.8)

Net assets purchased	41.3
Outside shareholders’ interest	(8.4)
Paid for by cash	(32.9)

Cash and cash equivalents at acquisition	—

Total cash paid for subsidiaries	(212.9)

d)      Disposal of the St Helena mine

2003

$’m
With effect from October 30, 2002, the Company disposed of the assets and liabilities of the St Helena mine to Freegold. The aggregate fair value of the assets and liabilities disposed of were as follows:

Property, plant and equipment	0.2
Inventory	0.1
Provision for environmental rehabilitation	(4.9)
Environmental trust fund	3.1

Net liabilities disposed of	(1.5)
Profit on disposal of St Helena	13.4

Cash proceeds received	11.9

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

21.     COMMITMENTS

	2003	2002	2001

	$’m	$’m	$’m

Capital expenditure
• Authorized	607.6	289.2	365.6
• Contracted for	34.5	32.8	18.0
Other guarantees	23.2	13.0	1.8

Commitments will be funded from internal cash resources and borrowings as necessary.

21.     CONTINGENT LIABILITIES

World Gold Council

The Company is a member of the World Gold Council (“WGC”). In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs, if applicable and various other contingent liabilities. Apportionment of certain liabilities, should they arise, is done proportionate to the members production relative to the total production of all members. To date no claims have been made of the Company.

22.     LINES OF CREDIT

The Group had unused lines of credit available amounting to $90.0 million at June 30, 2003 (2002: $85.0 million). A commitment fee of 0.575% is payable quarterly on the unused amount.

23.     RELATED PARTY TRANSACTIONS

Pro-Drilling & Mining (Pty) Limited

One of the Company’s executive committee members sits on the board of and owns 40% of Pro-Drilling & Mining (Pty) Limited (“Pro-Drilling”) a privately owned drilling company. Pro-Drilling provides diamond drilling and core recovery, services at the Driefontein operation pursuant to a contract which is valid until terminated by either party with one months written notice. The Company paid Pro-Drilling $0.2 million, $0.1 million and $0.08 million for the years ended June 30, 2003, 2002 and 2001 respectively.

Mvelaphanda Resources Limited

Two of the Company’s non-executive directors, are the executive chairman and a director of Mvelaphanda Resources Limited (“Mvela”) respectively. Mvela is a broad based black economic empowerment consortium.

On July 10, 2002, the Company announced that it had granted Mvela participation rights, varying between a minimum of 5% and a maximum of 15% in any new Gold Fields precious metals exploration projects in Africa, beginning March 1, 2002. In consideration for the transaction Mvela will issue the Company with options to subscribe in tranches for linked units, consisting of one ordinary share and one unsecured debenture issued by Mvela, in Mvela at a 10% premium to the five day weighted average trading price on the JSE. Mvela initially issued the Company with options to subscribe for linked units with a value of Rand 10 million ($1 million). As at June 30, 2003 Mvela had issued the Company options to subscribe for linked units with a value of R2.8 million ($0.4 million), of which the Company had subscribed for Rzero ($zero million) of the linked units.

On November 26, 2003, Gold Fields and Mvela, issued a detailed joint cautionary announcement to shareholders describing the terms of an agreement in principle for a broad based black economic empowerment consortium, led by Mvela, to acquire a beneficial interest of 15% in the South African gold mining assets of Gold Fields for a consideration of R4.139 billion (US$526.3 million) to be paid on completion of the transaction. This announcement followed an initial joint cautionary announcement released on June 10, 2003. The transaction relates to Gold Field’s current South African gold mining assets, which include the Beatrix, Driefontein and Kloof mines and ancillary assets and operations.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

Rand Refinery

Rand Refinery, in which the Company holds a 33.1% interest, has an agreement with the Company whereby it refines all the Company’s South African and Ghanaian operations gold production. The Company’s chief financial officer is currently a director of Rand Refinery and has held his directorship of Rand Refinery since July 10, 2000. The Company paid Rand Refinery $1.73 million, $1.58 million and $2.15 million in refining fees for the years ended June 30, 2003, 2002 and 2001 respectively. Refer to footnote 12 “Non-current Investments” for amounts owing by Rand Refinery to the Company as at June 30, 2003 and 2002, and the dividends received from Rand Refinery for the years ended June 30, 2003, 2002 and 2001 respectively.

24.     SUBSEQUENT EVENTS

Acquisition of 49% interest in the Arctic Platinum Project

On September 11, 2003 the Company exercised its pre-emptive right and acquired Outokumpu’s 49% stake in the Arctic Platinum Project for a total consideration of $31.0 million, comprised of $23.0 million in cash and Company ordinary shares of $8.0 million. This transaction resulted in the Company owning 100% of the Arctic Platinum Project.

Disposal of mineral rights to AngloGold Limited

On September 18, 2003, the Company and AngloGold Limited announced that they had reached agreement on the disposal of certain mineral rights at its Driefontein operation to AngloGold Limited for R315 million (US$ 42.9 million) in cash.

Private placement of ordinary shares

During November 2003, the Company completed an international private placement of 17,250,000 ordinary shares for a cash price of $13.00 per share, resulting in total proceeds, prior to issuance costs of $ 224.3 million.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

25. GEOGRAPHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented in accordance with South African GAAP (“SA GAAP”) and reconciled to US GAAP, as SA GAAP information is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported on based upon the following geographic areas, the Driefontein division, the Kloof Division, the Free State division, being the Beatrix and St Helena mines (St Helena upto its disposal on October 30, 2002), in Ghana the Tarkwa and Damang mines and Australia. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

	Fiscal year ended June 30, 2003

	Driefontein	Kloof	Free State	Free State
	Division	Division	Beatrix	St Helena
	South	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated

Statement of operations
Revenue from gold sales	420.2	380.1	217.6	16.0	179.4	99.5	219.0	—	6.4	1,538.2
Operating costs(1)	(267.2)	(257.1)	(158.9)	(12.9)	(103.7)	(70.4)	(139.0)	—	(31.9)	(1,041.1)
Gold inventory change(2)	(4.2)	(0.5)	—	—	(1.8)	(1.1)	6.5	—	1.5	0.4

Operating profit	148.8	122.5	58.7	3.1	73.9	28.0	86.5	—	(24.0)	497.5
Amortization and depreciation	(25.0)	(24.4)	(9.4)	—	(15.6)	(7.1)	(56.2)	(10.1)	(40.3)	(188.1)

Net operating profit/(loss)	123.8	98.1	49.3	3.1	58.3	20.9	30.3	(10.1)	(64.3)	309.4
Exploration expenditure	—	—	—	—	—	—	—	(23.4)	(6.2)	(29.6)
Other items as detailed in the statement of operations	(2.9)	(0.1)	(0.3)	14.6	0.6	4.3	52.6	71.2	(13.3)	126.7
Current taxation	(30.2)	(25.9)	(0.6)	(3.0)	(6.7)	(3.6)	(5.7)	(4.6)	—	(80.3)
Deferred taxation	(10.6)	(5.8)	(19.9)	—	(17.6)	(7.3)	(14.7)	6.0	16.4	(53.5)

Profit after taxation	80.1	66.3	28.5	14.7	34.6	14.3	62.5	39.1	(67.4)	272.7

Balance sheet
Total assets	427.0	449.2	259.8	2.4	162.0	41.3	399.2	726.1	259.8	2,726.8
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	104.2	67.5	26.8	3.9	29.5	15.7	76.0	58.2	19.6	401.4
Deferred tax liability/(asset)	176.9	172.4	19.9	—	40.3	(5.4)	43.4	101.8	98.0	647.3

Capital expenditure – net	73.5	53.9	48.0	—	26.6	1.8	80.8	7.7	—	292.3

1.	Operating costs under SA GAAP includes: Corporate expenditure - $16.6m, Environmental rehabilitation - $5.3m and Employment termination costs - $3.8m, which are not included in Production costs under US GAAP. In addition, Gold inventory change is included in Production costs under US GAAP.

2.	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

	Fiscal year ended June 30, 2002

	Driefontein	Kloof	Free State	Free State
	Division	Division	Beatrix	St Helena
	South	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated

Statement of operations
Revenue from gold sales	372.2	290.1	187.8	32.9	152.7	45.7	135.0	—	(6.4)	1,210.0
Operating costs(1)	(218.5)	(189.4)	(116.0)	(29.8)	(99.6)	(28.6)	(77.8)	—	(2.5)	(762.2)
Gold inventory change (2)	3.7	0.4	—	—	10.2	(0.7)	(5.6)	—	9.2	17.2

Operating profit	157.4	101.1	71.8	3.1	63.3	16.4	51.6	—	0.3	465.0
Amortization and depreciation	(22.2)	(12.5)	(7.4)	—	(14.1)	(3.4)	(25.6)	(9.8)	(18.3)	(113.3)

Net operating profit/(loss)	135.2	88.6	64.4	3.1	49.2	13.0	26.0	(9.8)	(18.0)	351.7
Exploration expenditure	—	—	—	—	—	—	—	(9.0)	(7.5)	(16.5)
Other items as detailed in the statement of operations (1)	(1.4)	0.6	0.8	1.9	0.8	(2.1)	54.1	14.2	(5.7)	63.2
Current taxation	(40.1)	(22.6)	—	—	(5.7)	(1.1)	(3.1)	(1.5)	—	(74.1)
Deferred taxation	(8.6)	(8.1)	2.5	—	(11.4)	(1.0)	(23.0)	4.5	(27.9)	(73.0)

Profit after taxation	85.1	58.5	67.7	5.0	32.9	8.8	54.0	(1.6)	(59.1)	251.3

Balance sheet
Total assets	286.1	329.6	169.0	8.0	133.3	30.2	351.6	652.6	250.8	2,211.2
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	84.8	62.0	23.9	9.4	29.1	21.4	177.4	70.6	4.6	483.2
Deferred tax liability/(asset)	123.4	124.1	(2.5)	—	22.7	(12.6)	23.2	81.3	88.6	448.2

Capital expenditure – net	46.1	32.7	20.9	0.2	7.8	0.5	34.3	1.4	—	143.9

1.	Operating costs under SA GAAP includes: Corporate expenditure – $12.3m, Environmental rehabilitation – $4.7m, Management costs – $11.6m and Employment termination costs – $6.4m, which are not included in Production costs under US GAAP. In addition, Gold inventory change is included in Production costs under US GAAP.

2	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

	Fiscal year ended June 30, 2001

	Driefontein	Kloof	Free State	Free State
	Division	Division	Beatrix	St Helena	Tarkwa	Corporate	Reconciling	Group
	South Africa	South Africa	South Africa	South Africa	Ghana	and other	items	consolidated

Statement of operations
Revenue from gold sales	362.3	312.3	173.0	36.4	122.6	—	—	1,006.6
Operating costs (1)	(264.8)	(252.6)	(138.7)	(42.9)	(79.7)	1.8	(5.1)	(782.0)
Gold inventory change (2)	—	—	—	—	10.4	—	—	10.4

Operating profit/(loss)	97.5	59.7	34.3	(6.5)	53.3	1.8	(5.1)	235.0
Amortization and depreciation	(25.8)	(17.9)	(10.3)	(0.5)	(13.4)	(12.5)	(19.4)	(99.8)

Net operating profit/(loss)	71.7	41.8	24.0	(6.9)	39.9	(10.7)	(24.5)	135.2
Exploration expenditure	—	—	—	—	—	(7.8)	(9.9)	(17.7)
Other items as detailed in the statement of operations	(0.4)	(15.6)	(245.7)	(9.8)	5.8	(3.7)	164.9	(104.5)
Current taxation	(7.5)	(0.3)	—	—	(4.3)	(0.7)	—	(12.8)
Deferred taxation	(9.7)	3.2	34.2	—	(11.1)	4.8	(30.2)	(8.8)

Profit/(loss) after taxation	54.1	29.1	(187.5)	(16.8)	30.3	(18.1)	100.3	(8.6)

Balance sheet
Total assets	298.1	391.0	196.1	4.1	113.0	558.0	407.1	1,967.4
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	70.3	62.3	29.4	12.6	41.5	6.5	4.5	227.1
Deferred tax liability/(asset)	148.2	149.9	—	—	11.1	110.8	86.9	506.9

Capital expenditure – net	59.7	45.1	19.5	0.3	21.0	0.3	—	145.9

1.	Operating costs under SA GAAP includes: Corporate expenditure – $16.0m, Environmental rehabilitation – $12.2m, Management costs – $(5.0)m and Employment termination costs – $5.0m, which are not included in Production costs under US GAAP. In addition, Gold inventory change is included in Production costs under US GAAP.

2.	Reflects the change in quantity and value of gold bearing ore on the heap leach pad during the financial year.

Gold Fields Limited
Notes to the Consolidated Financial Statements
(US$ in millions unless otherwise noted)

     The following provides a breakdown of the reconciling items for each line item presented.

			2003	2002	2001

			$’m	$’m	$’m

Revenue from gold sales
Revenue recognition	(i	)	6.4	(6.4)	—

			6.4	(6.4)	—

Operating costs
On-mine exploration	(j	)	(22.3)	—	—
Provision for rehabilitation	(l	)	(0.6)	(2.5)	(5.1)
Revenue recognition	(i	)	(6.4)	—	—
Deferred stripping	(o	)	(2.6)	—	—

			(31.9)	(2.5)	(5.1)

Gold inventory
Revenue recognition	(i	)	—	6.2	—
Amortisation of reserves, inclusion of future costs	(g)(h	)	4.1	3.0	—
Inventory at net realisable value	(r	)	(2.6)	—	—

			1.5	9.2	—

Amortization and depreciation
Business combination – formation of Original Gold	(a	)	(19.9)	(13.9)	(16.1)
Business combination – accounting for composite transaction	(b	)	(2.7)	(2.4)	(3.3)
Business combination – purchase of Abosso	(d	)	1.3	1.6	—
Amortization of reserves	(g	)	(21.0)	(8.5)	—
Amortization – inclusion of future costs	(h	)	(0.9)	2.4	—
Business combination – purchase of St Ives and Agnew	(c	)	3.4	1.6	—
Provision for rehabilitation	(l	)	(0.5)	0.9	—

			(40.3)	(18.3)	(19.4)

Exploration expenditure
Exploration costs	(j	)	(6.2)	(7.5)	(9.9)

			(6.2)	(7.5)	(9.9)

Other items as detailed in the statement of operations
Post-retirement medical benefits	(n	)	12.0	(2.8)	(2.7)
Financial instruments	(q	)	—	0.7	2.4
Provision for rehabilitation	(l	)	—	1.2	—
Stock compensation	(k	)	—	(4.8)	—
Investments in affiliates	(m	)	4.3	—	5.8
Impairment of Agnew	(s	)	(29.6)	—	—
Impairment of assets	(f	)	—	—	159.4

			(13.3)	(5.7)	164.9

			2003	2002	2001

			$’m	$’m	$’m

Total liabilities excluding minority interests and shareholders’ interests
Provision for rehabilitation	(l	)	10.0	(13.2)	(15.8)
Post-retirement medical benefits	(n	)	9.6	17.8	19.3
Financial instruments	(q	)	—	—	1.0

			19.6	4.6	4.5

Total assets
Business combination – formation of Original Gold Fields	(a	)	62.0	60.4	100.1
Business combination – composite transaction	(b	)	63.6	48.7	63.9
Business combination – purchase of St Ives and Agnew	(c	)	(11.5)	(11.2)	—
Business combination – purchase of Abosso	(d	)	3.0	1.1	—
Business combination – acquired tax losses	(e	)	(9.6)	(7.2)	(9.8)
Impairment of assets	(f	)	299.3	224.5	289.7
Amortisation of reserves	(g	)	(28.5)	(5.5)	—
Amortization – inclusion of future costs	(h	)	2.1	2.4	—
Revenue recognition	(i	)	—	0.1	—
Exploration costs	(j	)	(80.9)	(14.8)	(9.4)
Provision for rehabilitation	(l	)	(0.8)	(19.5)	(23.2)
Investments in affiliates	(m	)	—	(28.2)	(4.8)
Deferred stripping	(o	)	(3.0)	—	—
Listed investments	(p	)	—	—	0.6
Inventory at net realisable value	(r	)	(1.5)	—	—
Impairment of Agnew	(s	)	(34.4)	—	—

			259.8	250.8	407.1

Notes to the reconciliation of segment information to the historical financial statements

(a)	Business combination – formation of Original Gold Fields

For management reporting purposes, the formation of Original Gold Fields was accounted for as a uniting-of-interests. Under US GAAP, the Company accounted for the assets and liabilities acquired from GFSA at historical cost, and the assets and liabilities acquired from Gencor and outside shareholders as a purchase.

(b)	Business combination – accounting for the composite transaction

For management reporting purposes, the goodwill that arose on this transaction was set-off against shareholders’ equity. Under US GAAP, the excess purchase price was capitalized and is being amortized over its useful life.

(c)	Business combinations – purchase of St Ives and Agnew

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under US GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

(d)	Business combinations – purchase of Abosso

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under US GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

(e)	Business combination – acquired tax losses

For management reporting purposes, tax losses acquired which result subsequently in deferred tax assets being recognized, the benefit is recorded in income. Under US GAAP, when tax losses which have been acquired for which deferred tax assets have been recognized, and against which a valuation allowance has been recorded which is subsequently released, the release of the valuation allowance recorded against deferred tax assets is first charged against goodwill and any other intangible assets, with the remaining balance of the valuation allowance release recognized in income.

(f)	Impairment of assets

For management reporting purposes, a higher impairment charge was recognized based upon the higher values assigned to the assets acquired as part of the Original Gold Fields formation, than that which was recognized under US GAAP.

(g)	Amortization of reserves

For management reporting purposes, a multiple of proven and probable reserves at the Australian operations is used for calculating depreciation and amortization. Under US GAAP, depreciation and amortization is calculated based upon existing proven and probable reserves.

(h)	Amortization – inclusion of future costs

For management reporting purposes, future mine development costs are included in mining assets in calculating depreciation and amortization. Under US GAAP, future development costs are not included in the calculation of depreciation and amortization.

(i)	Revenue recognition

For management reporting purposes, prior to fiscal 2003, revenue was recognized prior to title passing to the buyer. Under US GAAP, revenue is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

(j)	Exploration costs

For management reporting purposes, exploration costs are capitalized from the date the drilling program confirms sufficient evidence of mineralization to proceed with a feasibility study. Under US GAAP, exploration costs are capitalized from the date a bankable feasibility study is completed.

(k)	Stock compensation

For management reporting purposes stock compensation is not recognized. Under US GAAP, the Company recognizes stock compensation expense for the accelerated vesting of an employee’s stock options, based upon the difference between the option grant price and the market price at the date of exercise.

(l)	Provision for rehabilitation

(i)	Method of recognition
For management reporting purposes, environmental rehabilitation costs are provided for, based upon the net present value of the expected future obligation and a corresponding asset is raised. Under US GAAP, prior to fiscal 2003, environmental rehabilitation costs have been provided for, based on the units of production method based on the expected ultimate rehabilitation amount.

(ii)	Amortization of rehabilitation asset
The rehabilitation assets carrying value for management reporting purposes is different to that under US GAAP, which results in a differing amortization charge.

(iii)	Disclosure of the accretion of the asset retirement obligation
For management reporting purposes, the accretion of the asset retirement obligation is split between interest expense and operating expense. Under US GAAP, the entire accretion of the asset retirement obligation is treated as an operating expense.

(m)	Investments in affiliates

For management reporting purposes, certain investments are treated as available-for-sale securities with changes in fair value reflected in shareholders’ equity. Under US GAAP, such investments are accounted for under the equity method.

(n)	Post-retirement medical benefits

For management reporting purposes, the actuarial assumptions used to value the post retirement medical benefit obligation are different to those used under US GAAP.

(o)	Deferred stripping

For management reporting purposes, the Company defers the waste stripping costs in excess of the expected average pitlife stripping ratio. Under US GAAP waste stripping costs are expensed as incurred.

(p)	Listed investments

For management reporting purposes, prior to fiscal 2002, listed investments were accounted for at cost. Beginning fiscal 2002, such investments are accounted for at fair value. Under US GAAP, such investments are accounted for at fair value for all periods presented.

(q)	Financial instruments

For management reporting purposes, prior to fiscal 2000, gains on the early close out of financial instruments were recognised immediately. Under US GAAP, such gains were deferred and recognised in the period in which the underlying instrument would have been delivered into.

(r)	Inventory at net realizable value

For management reporting purposes, no adjustment is required to record inventory at net realizable value. Under US GAAP, due to the impact of the amortization adjustments on the inventory valuation, an adjustment is required to record inventory at net realizable value.

(s)	Impairment of Agnew

For management reporting purposes the Agnew mine was not determined to be impaired. Under US GAAP the Agnew mine was determined to be impaired and an impairment charge was recognized.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Gold Fields Limited

We have audited the accompanying historical balance sheets of the WMC Limited Gold Business Unit (the “Business”), a carved-out business of WMC Limited (as described in Note 1 to the historical financial statements), as of 31 December 2000, and the related historical statements of operations, comprehensive income, cash flows and of changes in equity for the year ended 31 December 2000. These historical financial statements are the responsibility of the Business’s management. Our responsibility is to express an opinion on these historical financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Australia and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the historical financial statements referred to above present fairly, in all material respects, the financial position of the WMC Limited Gold Business Unit at 31 December 2000, and the results of their operations, their cash flows and changes in equity for the year ended 31 December 2000, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of equity and financial position as of 31 December 2000, and the determination of results of operations for the year ended 31 December 2000, to the extent summarized in Note 17 to the historical financial statements.

PricewaterhouseCoopers
Chartered Accountants,
Melbourne, Australia

5 December 2001

WMC Limited
Gold Business Unit purchased by Gold Fields Limited
Historical Balance Sheets (refer Note 1)
(US$ in thousands)

		As at	As at
		31 December	30 June
	Notes	2000	2001

			(unaudited)
Assets
Current Assets
Receivables	6	6,375	7,220
Inventories	7	17,382	19,247

Total current assets		23,757	26,467

Non Current Assets
Inventory—work in progress, at cost		6,716	1,946
Property, Plant and Equipment—net	8	88,712	85,967

Total non-current assets		95,428	87,913

Total Assets		119,185	114,380

Liabilities
Current Liabilities
Creditors	9	18,719	15,290
Provisions	10	984	1,497

Total current liabilities		19,703	16,787

Non Current Liabilities
Provisions	11	16,582	19,387

Total non-current liabilities		16,582	19,387

Total Liabilities		36,285	36,174

Equity
Investment by WMC		92,608	95,655
Accumulated other		(9,708)	(17,449)

Total Equity		82,900	78,206

Total Liabilities and Equity		119,185	114,380

     The accompanying notes are an integral part of these Historical Financial Statements.

WMC Limited
Gold Business Unit purchased by Gold Fields Limited
Historical Statements of Operations (refer Note 1)
(US$ in thousands)

			For the Six Months
		For the Year Ended	Ended 30 June
	Notes	31 December 2000	2001

			(unaudited)
Operating Revenues		200,254	97,429
Proceeds from sale of assets		226	287
Other revenue		71	33

Revenue from Ordinary Activities	3	200,551	97,749
Cost of goods sold		144,467	75,227
Exploration expenditure		6,109	3,007
Royalties		2,928	1,271
Other		1,009	574

Profit from ordinary activities before income tax expense		46,038	17,670
Income tax expense relating to ordinary activities	5	14,756	5,397

Operating Profit after Tax	4	31,282	12,273

     The accompanying notes are an integral part of these Historical Financial Statements.

WMC Limited
Gold Business Unit purchased by Gold Fields Limited
Historical Statements of Changes in Equity (refer Note 1)
(US$ in thousands)

		Accumulated
		Other
	Investment	Comprehensive
	by WMC	Income	Total Equity

Balance at December 31, 1999	85,137	5,887	91,024

Net income	31,823	—	31,823
Net distribution to WMC	(24,352)	—	(24,352)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	—	(15,595)	(15,595)

Balance at December 31, 2000	92,608	(9,708)	82,900

Net income (unaudited)	12,273	—	12,273
Net distribution to WMC (unaudited)	(9,226)	—	(9,226)
Other comprehensive income, net of tax:
Foreign currency translation adjustment (unaudited)	—	(7,741)	(7,741)

Balance at June 30, 2001 (unaudited)	95,655	(17,449)	78,206

The accompanying notes are an integral part of these Historical Financial Statements.

WMC Limited
Gold Business Unit purchased by Gold Fields Limited
Historical Statements of Cash Flows (refer Note 1)
(US$ in thousands)

		For the Year	For the Six
		Ended	Months Ended
	Notes	31 December 2000	30 June 2001

			(unaudited)
Cash and Cash Equivalents at Beginning of the period		—	—
Operating Activities
Sales revenue		198,973	95,957
Payments to suppliers and employees		(118,740)	(56,948)

Cash Provided by Operations	12	80,233	39,009

Investment Activities
Purchase of property, plant and equipment		(56,648)	(30,070)
Proceeds from sale of assets		226	287

Cash Used for Investment Activities		(56,422)	(29,783)

Financing Activities
Net cash paid to WMC		(23,811)	(9,226)

Cash used by Financing Activities		(23,811)	(9,226)

Cash and cash equivalents at end of period		—	—

Increase/(decrease) in cash and cash equivalents		—	—

The accompanying notes are an integral part of these Historical Financial Statements.

WMC Limited
Gold Business Unit to be purchased by Gold Fields Limited
Historical Statements of Comprehensive Income (refer Note 1)
(US$ in thousands)

		For the Year	For the Six
		Ended	Months Ended
	Notes	31 December 2000	30 June 2001

			(unaudited)
Operating Profit after Tax	4	31,282	12,273
Other comprehensive income/(loss)
Foreign Currency Translation Adjustment		(15,595)	(7,741)

Other comprehensive income/(loss)		(15,595)	(7,741)

Comprehensive Income		15,687	4,532

The accompanying notes are an integral part of these Historical Financial Statements.

WMC Limited
Gold Business Unit purchased by Gold Fields Limited
Notes to the Historical Financial Statements
(US$ in thousands unless otherwise noted)

1	Basis of Presentation

On 21 September 2001, WMC Limited announced that it had entered into a Sale Agreement (the “Agreement”) with Gold Fields Limited (the “Buyer”) for the sale of St. Ives Gold Operations (SIG) and Agnew Gold Operations (AGO) (the “Gold Business Unit” or the “Business”). St. Ives and Agnew are operating gold mines in Western Australia (“WA”). The St. Ives operation is located 80 kilometers south of Kalgoorlie, WA while Agnew is 25 kilometers south west of Leinster, WA. The sale was completed on November 30, 2001.

Under the terms of the Agreement, WMC sold to Gold Fields on the Closing Date:

•	The inventory of the St. Ives Gold Operations and Agnew Gold Operations.

•	Property, plant and equipment including tenements, mine properties and development related to the above operations.

•	Inventory and equipment located at Leinster Nickel Operations and Kambalda Nickel Operations that relates to the Gold Business Unit.

Gold Fields assumed responsibility for the following liabilities that related to the Business under the terms of the Agreement:

•	Provisions for employee entitlements of transferring employees.

•	Provision for environmental rehabilitation related to above operations.

The Gold Business Unit was not a legal entity as the assets and liabilities associated with the Gold Business Unit were components of a larger business. As a result, no separate financial statements for the Gold Business Unit have previously been prepared. This information is intended to be a presentation of the assets and liabilities and revenues and expenses of the Gold Business Unit on a carve-out basis as if it had been a stand alone entity.

The accompanying financial statements have been prepared from the historical accounting records of WMC Limited and do not purport to reflect the assets and liabilities or results of operations that would have resulted if the Gold Business Unit had operated as an unaffiliated independent company. The financial information presented is based on historical costs and does not give consideration to the adjustments that may result from the Buyer’s acquisition.

WMC uses a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents, and intercompany amounts were not allocated to the Gold Business Unit in the accompanying financial statements. In addition, since there was no external debt specifically related to the Gold Business Unit, no interest expense has been included in the accompanying financial statements. The Business’s financing requirements are represented by cash transactions with WMC and are reflected in equity and the “Net cash paid to WMC” cash flow line item. Certain assets and liabilities of WMC such as income tax payable balances have been deemed as settled, and are included in the Net cash paid to WMC.

WMC’s treasury utilized derivative financial instruments to manage risks generally associated with commodity and foreign exchange rate volatility. The associated asset or liability positions resulting from this activity are deemed to have been settled with treasury each period by the Gold Business Unit. The historical statements of operations and cash flows, however, reflect the related gains and losses attributable to the Gold

Unit’s business. See note 3 for an analysis of the gains and losses relating to the Gold Business Unit for derivative financial instruments. WMC does not hold or issue derivative financial instruments for trading purposes.

Certain expenses incurred by WMC on behalf of the Gold Business Unit have been allocated to the Gold Business Unit (discussed in Note 16) on various bases which, in the opinion of management, are reasonable.

However, such expenses are not necessarily indicative of, and it is not practicable for management to estimate the level of expenses which might have been incurred had the Gold Business Unit been operated as a separate company for the periods presented.

2	Summary of Significant Accounting Policies

The accompanying Historical Financial Statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of generally accepted accounting principles in Australia (Australian GAAP). Where these principles differ from those generally accepted in the United States (US GAAP), reference is made by footnote. A reconciliation of the significant differences between these principles and those applicable under US GAAP is included in Note 17.

(a)	Revenue recognition

Sales revenue is measured and recognized when the goods have been shipped to the buyer.

(b)	Foreign currency translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. The subsequent payment or receipt of funds relating to that transaction is translated at the rate applicable on the date of payment or receipt. Any such amounts outstanding at balance date are translated at the rate of exchange prevailing on the balance date with exchange differences brought to account in determining the profit or loss.

The functional currency of the Gold Business Unit under the WMC reporting structure is the Australian dollar. The reporting currency for the Gold Business Unit is the US dollar and as such translated at the average rate for the year for the statement of operations and cash flows and translated at the year end rate for balance sheet items with cumulative translation adjustments included as a component of equity.

(c)	Fixed and Deferred Assets

Recoverable amount of non-current assets

The values of assets are reviewed on an ongoing basis, and where necessary, the carrying amounts of non-current assets, are revalued downwards to their recoverable amount. Recoverable amounts are calculated for each mine using undiscounted future net cash flows from the sale of the Business’s proven and probable reserves. Should the carrying amounts of the non-current assets be less than the recoverable amount and deemed impaired, the measurement and recording of an impairment loss is based on the fair value of the asset using discounted cash flows.

Exploration and evaluation expenditure

Exploration and evaluation expenditure is written off as incurred.

Property, plant and equipment

The cost of each item of property, plant and equipment is depreciated over its expected useful life. None of the lives exceed twenty years. Freehold land is not depreciated. Assets which are depreciated or amortized on a basis other than life of the related area of interest typically have the following expected useful lives:

•	Plant and machinery	5-20 years*

•	Motor vehicles and heavy mobile equipment

	— underground	4 years

	— surface	5 years

•	Office furniture	8 years

•	Computers and other office equipment	5 years

* Dependent on life of related operation.

Certain major items of plant have significant components which suffer substantial wear and tear. These components are depreciated at an accelerated rate as they are overhauled and replaced on a cycle which exceeds one year but is significantly shorter than the life of the remaining plant of which they form a part. On overhaul, any remaining cost of the component is written off and the replacement is capitalized and depreciated over the useful life of the replacement.

Mine properties and mine development

These assets represent the capital cost incurred on areas of interest for which it has been established, to the satisfaction of the directors subsequent to completion of a final feasibility study, that economically recoverable reserves exist. Costs accumulated in respect of each area of interest include direct expenditures incurred by the entity. The costs of successful exploration and evaluation and access and capital development are classified as mine development. Utilities (such as water and power) and facilities and other costs for mineral properties are classified as mine properties.

Amortization of these costs is provided separately for each mineral reserve or mine from the commencement of commercial production as follows:

(i) mine properties is calculated over the estimated remaining life of those mines; and

(ii) mine development is calculated on a units-of-production basis over the proven and probable reserves.

Mine lives are based on the period of time over which the proven and probable reserves are planned to be extracted.

Research and development expenditure

Research and development expenditure is charged against profit and loss as incurred.

(d)	Inventory

Stores

Stores represent consumable supplies and maintenance spares and are valued at weighted average cost. Provision is made for obsolescence.

Work in progress

Work in progress, including ore stocks, consists of stocks on which further processing is required by, or on behalf of, the relevant entity in the group to convert them to trading stocks. Work in progress, classified as non-current, relates to costs associated with ore on heap leach pads, or in broken ore stockpiles not expected to be processed into final product and realized through sale within twelve months from the balance sheet date.

Work in progress is valued at the lower of cost and net realizable value. Cost approximates weighted average cost and includes direct costs and an appropriate portion of fixed and variable direct overhead expenditure, including depreciation and amortization.

These stockpiles arose from the optimization of the mining and processing plans for the properties. Stockpiles at the properties consist of two types of ore, high grade and low grade ore, which will be processed through the processing plant, and marginal grade ore which will be placed on the heap leach. Both high and low grade stockpiles are currently being processed and all existing marginal ore is expected to be fully processed within the next 5 years. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity, and mine design.

(e)	Provisions

Employee entitlements

Provision has been made for benefits accruing to employees of the Gold Business Unit for accumulated service in relation to such entitlements as annual and long service leave.

(f)	Income tax

Income taxes payable for each period has been calculated as if the Gold Business Unit was a separate company and has been deemed as paid through intercompany accounts as Gold Fields did not acquire any assets, or assume any liabilities, relating to the income tax obligations of the Gold Business Unit.

The financial statements are prepared using the liability method of tax effect accounting, whereby the income tax expense for the year is matched with the accounting profit after allowance for permanent differences. Income tax set aside on cumulative timing differences is brought to account as either a provision for deferred income tax or an asset described as future income tax benefits at the rate of income tax applicable to the period in which the liability will become payable or the benefit will be received.

(g)	Rehabilitation

Where practicable, rehabilitation is performed progressively and charged to costs as a part of normal activity. In addition, an assessment is made at each operation of the undiscounted cost at balance sheet date of any future rehabilitation work which will be incurred as a result of currently existing circumstances and a provision is accumulated for this expenditure charged on a proportionate basis to production over the life of the operation or activity concerned. The estimated cost of rehabilitation is re-assessed on a regular basis. Rehabilitation costs include reclamation costs, dismantling and removal costs, removal of foundations and roads, the clean up of polluted materials, and re-vegetation of areas affected by operations, and monitoring of sites. Any changes in estimates are dealt with on a prospective basis. The time when it will be appropriate to commence significant rehabilitation work varies at different operations from the next financial year to dates well in excess of twenty years’ time. Over that time there is a strong possibility that the obligations for, methods of performing, and costs of performing, the rehabilitation work might alter. The estimates therefore are subject to change.

(h)	Segment Information

The Gold Business Unit operates solely within Australia and its operations consist of gold mining activities.

(i)	Interim Financial Information (unaudited)

The financial information presented as of June 30, 2001 and for the six month period ended June 30, 2001 is unaudited. In the opinion of management, this financial information reflects all adjustments necessary for a fair presentation of the financial information for such periods. These adjustments consist of normal, recurring items. The results of operations for the six month period ended June 30, 2001 should not necessarily be taken as indicative of the results of operations that may be expected for the entire year ending December 31, 2001.

3	Revenue

	For the Year	For the Six
	Ended	Months
	31 December	Ended
	2000	30 June 2001

	($’000)	($’000)
		unaudited
Sales Revenue from Core Operating Activities
Sale of gold and silver	200,254	97,429

Other Revenue from Outside the Operating Activities
Proceeds from the disposal of Non-Current Assets	226	287
Sundry	71	33

	200,551	97,749

(a) Net Sales Revenue includes:
Commodity-related currency hedging losses	(16,724)	(11,988)
Commodity hedging gains	43,204	18,007

	26,480	6,019

(b) Disposal of Non-Current Assets
Proceeds	226	287
Book Value	(29)	(48)

Profits	197	239

4	Operating Profit

			For the Year	For the Six
			Ended	Months
			31 December	Ended
			2000	30 June 2001

			($’000)	($’000)
				(unaudited)
Is after crediting operating revenue and after the inclusion of the following charges:
Amortization and Depreciation	(a	)	39,363	25,004
Provision for:
Employee Entitlements			(413)	394
Rehabilitation			1,112	547
Write down of Inventory			18	(5)

		For the Year	For the Six
		Ended	Months
		31 December	Ended
		2000	30 June 2001

		($’000)	($’000)
			(unaudited)
(a)	Amortization and Depreciation
	Mine Properties and Mine Development amortization	33,149	21,262
	Plant and Equipment depreciation	6,214	3,742

	Total Amortization and Depreciation	39,363	25,004

5	Income Tax

	For the Year	For the Six
	Ended	Months
	31 December	Ended
	2000	30 June 2001

	($’000)	($’000)
		(unaudited)
Profit from Ordinary Activities before Income Tax	46,038	17,670
Prima facie tax expense for the period at the rate of 34% for 2000 (2001: 30%)	15,653	5,301
The following items caused the total charge for income tax to vary from the above:
Non-deductible depreciation and amortization	1,294	324
Non-deductible expenses/(income)	114	(4)

Net Movement	1,408	320
Tax effect of the above adjustments	479	96
Change in tax rate	(1,376)	—

Income Tax Expense	14,756	5,397

Comprising:
current income tax	9,777	1,511
deferred income tax	6,355	3,886
Change in tax rate	(1,376)	—

Total Income Tax Expense	14,756	5,397

Income taxes payable, calculated on the separate return method, are deemed to have been remitted to WMC in the period the liability arose.

6	Current Assets—Receivables

	As at 31	As at 30
	December	June
	2000	2001

	($’000)	($’000)
		(unaudited)
Trade debtors	5,033	6,059
Other debtors	1,342	1,161

	6,375	7,220

7 Current Assets—Inventory

Work in progress at cost	15,062	17,150
Stores, net of provision for obsolescence of $460 (June 2001: $215)	2,320	2,097

	17,382	19,247

8	Non Current Assets—Property, Plant and Equipment

				As at 31
				December	As at 30 June
				2000	2001

				($’000)	($’000)
					(unaudited)
Mine Properties and Development		(a	)	56,297	57,713
Property, Land and Buildings		(b	)	2,632	2,145
Plant and Equipment		(c	)	29,783	26,109

				88,712	85,967

a)	Mine Properties and Development
	Areas in which production has commenced
	Cost			202,905	195,304
	Less: Provisions for amortization and write-off			(154,395)	(143,695)

				48,510	51,609

	Areas in which production has not yet commenced
	Cost			7,787	6,104
	Less: Provisions for amortization and write-off			—	—

				7,787	6,104
b)	Property, Land and Buildings
	Cost			8,635	7,735
	Less: Provisions for amortization and write-off			(6,003)	(5,590)

				2,632	2,145

		As at 31
		December	As at 30 June
		2000	2001

		($’000)	($’000)
			(unaudited)
c)	Plant and Equipment
	Cost	82,118	72,810
	Less: Provisions for amortization and write-off	(52,335)	(46,701)

		29,783	26,109

9	Current Liabilities—Creditors

	As at 31
	December	As at 30 June
	2000	2001

	($’000)	($’000)
		(unaudited)
Trade Creditors	7,790	9,250
Other Creditors	10,929	6,040

	18,719	15,290

10	Current Liabilities—Provisions

	As at 31
	December	As at 30 June
	2000	2001

	($’000)	($’000)
		(unaudited)
Employee Entitlements	729	1,060
Other	255	437

	984	1,497

11	Non-Current Liabilities—Provisions

	As at 31
	December	As at 30 June
	2000	2001

	($’000)	($’000)
		(unaudited)
Employee Entitlements	769	893
Deferred Taxes	8,687	11,608
Rehabilitation	7,126	6,886

	16,582	19,387

12	Notes to the Statements of Cash Flows

Reconciliation of operating profit after income tax to net cash provided by operating activities.

	For the Year
	Ended	For the Six
	31 December	Months Ended
	2000	30 June 2001

	($’000)	($’000)
		(unaudited)
Operating Profit after income tax	31,282	12,273
Depreciation and Amortization including abnormal charges	39,363	25,004
Profit on disposal of non-current assets	(197)	(239)
Write down in value of inventory	18	(5)
Write down of plant and equipment	6,313	—
Other	(1,335)	(617)
Changes in assets and liabilities during the financial period:
(Increase)/Decrease in inventories	(2,422)	920
(Increase)/Decrease in receivables	(1,281)	(1,472)
Increase/(Decrease) in creditors	1,856	(1,962)
Increase/(Decrease) in provisions	464	1,221
Increase/(Decrease) in deferred tax	6,172	3,886

Net Cash Provided by Operating Activities	80,233	39,009

13	Superannuation Benefits

The employees of the Gold Business Unit participate in the WMC Superannuation Fund (the Fund) which has three categories of membership. The Fund is compulsory for all Australian resident employees and Australian expatriates, and provides lump sum benefits on retirement, permanent disability, death, resignation and retrenchment. WMC does not sponsor any other defined—benefit post retirement plans. The following information is provided for historical purposes only, since the Buyer intends to adopt different retirement plans for the transferring employees.

The Defined Benefit Category was closed to new members effective 1 July 1994, however, the then members had, and continue to have, the option to remain in the Defined Benefit Category or to transfer to the Accumulation Category. The Defined Benefit Category provides lump sum benefits based on period of service, age and final average salary. Members in this category make a compulsory contribution of 3.4% deducted from after tax salary or 4.0% deducted from before tax salary.

The Accumulation Category, which all new staff members must join, commenced on 1 July 1994. This category of membership offers a minimum company contribution subject to certain cashing out options and legislation) of 11.5% of basic annual salary to each member’s account in the Fund. Members also have the option to make voluntary contributions to their account.

The Superannuation Guarantee Category is a compulsory accumulation category for all employees under hourly paid awards. Under legislation the Group is required to make minimum contributions. Effective 1 July 2000, the contribution rate increased to 8 per cent from the previous rate of 7 per cent of ordinary time earnings. Members also have the option to make voluntary contributions to their personal account.

Entities in the Group contribute to the Fund as required by the Fund rules, any relevant employee agreements, or legislation.

Actuarial assessment (where appropriate) of the Fund is made at three yearly intervals, and the last such assessment was made as at 1 July 1999, by Mr R R Codron, BSc Hons, FIA, FIAA, ASIA. Based on the calculations made as part of that assessment, the directors are of the view that as at balance date the assets of the Fund are sufficient to satisfy all benefits that would have vested under the Fund in the event of termination of the Fund or voluntary or compulsory termination of employment of each employee.

The principal assets of the Fund are managed by external investment managers appointed by the Trustee of the Fund and are regularly monitored by the Fund’s asset consultants. External managers may use derivatives as part of normal investment and risk management practice within the terms of their appointment and in accordance with the Risk Management Statement required by legislation. Investment managers are not permitted to use derivatives to gear investments. Included in the results of operations is an allocation of WMC’s contributions to the plan in a manner deemed reasonable by management.

14	Contingent Liabilities

(a)	Ascertainable, unsecured

As disclosed in the accounting policy Note 2(g), an assessment is made at each operation for future rehabilitation work which will be incurred as a result of currently existing circumstances and a provision is accumulated for this expenditure charged on a proportionate basis to production over the life of operations. At 31 December 2000, WMC had accrued rehabilitation provisions of $7.1 million. The company estimates that, as at 31 December 2000, the total rehabilitation costs that would be incurred upon the disposal or abandonment of its mineral properties would be $11.6 million, resulting in a contingent liability of $4.5 million for the year ended 31 December 2000.

(b)	Unascertainable unsecured contingent liabilities/assets

Native Title

The National Native Title Tribunal internet statistics indicate that as at the end of December 2000, a total 749 claimant Applications for Native Title Determination remain current in the Federal Court. The majority of the interests of the Gold Business Unit fall within one or more of these Applications. The Gold Business Unit cannot make any assessment whether existing assets or operations will be materially affected until it is known what rights, if any, the Applicants are entitled to.

The Gold Business Unit has been advised by legal counsel that the lodging of a native title determination application will not, of itself, prevent continued mining operations on existing tenements. Even if such an application is successful, the rights of the native title holders will co-exist with the rights of the tenement holder, and, in the event of conflict, the rights of the tenement holder will prevail.

In relation to future tenements (not yet granted), the existence of a native title determination application will, in some circumstances, give rise to a “right to negotiate” on the part of the native title claimants in respect of the grant of the proposed tenement. This right to negotiate is not a power of veto, but may result in conditions being attached to the tenement (either through agreement or by order of the Native Title Tribunal) which aim to protect the native title claimants’ rights. In many cases, the tenement applicant will agree to make monetary payments to the native title claimants (either “one-off” or ongoing payments) in order to expedite the grant of the tenement.

Consideration of the implications of Federal and High Court Determinations make it evident there are complex legal and factual issues potentially affecting existing and future Gold Business Unit interests. Accordingly, the impact of these developments can not be determined at this time.

15	Commitments for Expenditure

The Gold Business Unit had minimum annual commitments under non cancelable operating leases at December 31, 2000, as follows:

	Exploration
	and mining	Business
	titles	undertakings	Total

	($)	($)	($)
Operating leases which expire: within one year	6,436	1,519	7,955
One to two years	6,261	1,509	7,770
Two to three years	6,127	1,128	7,255
three to four years	6,072	1,123	7,195
four to five years	6,017	1,123	7,140
after five years	43,676	11,570	55,246

16	Related Party Transactions

Throughout the periods covered by the Historical Financial Statements, the Gold Business Unit had significant transactions with WMC operations outside the defined scope of the Gold Business Unit. While the terms of these transactions are not necessarily indicative of the terms the Gold Business Unit would have achieved had the Business been a separate entity, management believes they are reasonable.

The Historical Financial Statements include transactions with other WMC operations involving administrative services (including legal, information technology, benefits administration, cash management, tax administration, auditing and risk management services) that were provided to the Business by WMC operations outside the defined scope of the Business. The costs for these services have been charged to the Business based on relevant cost drivers. Amounts charged to the Business for these services were $0.9m for the year ended December 31, 2000 and $0.8m for the six month periods ended 30 June 2001.

17	Reconciliation to US GAAP

The financial statements are prepared in accordance with Australian Generally Accepted Accounting Principles (“A GAAP”), which differs in certain significant respects from Generally Accepted Accounting

Principles in the United States (“US GAAP”). The approximate effect of applying US GAAP principles to operating income and equity is set out below.

	For the Years
	Ended	For the Six
	31 December	Months Ended
	2000	30 June 2001

	($’000)	($’000)
		(unaudited)
Operating Income under A GAAP	31,282	12,273
Pension contributions	(1,043)	(34)
Revenue recognition	(25)	(236)
Income tax effect of adjustments	363	81

Operating Income under US GAAP	30,577	12,084

Equity under A GAAP	82,900	78,206
Pension contributions	(1,330)	(1,364)
Revenue recognition	(368)	(604)
Income tax effect of adjustments	590	671

Equity under US GAAP	81,792	76,909

Description of GAAP differences

(a)	Pension

Under A GAAP the Company accounts for contributions on a cash basis and the cash contribution has been reduced to the extent that surpluses within their defined benefit categories have been used to fund WMC’s statutory contribution. For the purposes of US GAAP, the accounting is based on the assumption that the plan is a multiemployer defined contribution plan. The US GAAP cost has been estimated based on the contributions made for employees of the Gold Business Unit. Management believes that the method of determining this amount is reasonable. There were no contribution amounts payable for each period presented. WMC does not sponsor postretirement defined benefits other than pensions.

(b)	Revenue recognition

The Business recognizes revenue upon shipment of gold from the mine site. Revenue recognition under US GAAP requires that revenue not be recorded before title to the product has transferred to the purchaser.

(c)	Sale of non-current assets

Under A GAAP the Company is required to recognize the proceeds from the sale of non-current assets as revenue and the related book value of the non-current asset disposed of as an expense. For the purposes of US GAAP the net gain/loss on sale of non-current assets would be recorded in the income statement. This GAAP presentational difference does not affect either equity or operating income.

REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors of Gold Fields Limited

We have audited the accompanying historical balance sheets of Abosso Goldfields Limited (the “Company”) as at June 30, 2001, and the related statements of operations, comprehensive income, cash flows and changes in shareholders’ equity for the year ended June 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and the results of its operations, its cash flows and changes in shareholders’ equity for the year ended June 30, 2001.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of the Company’s shareholders’ equity and financial position as at June 30, 2001, and the determination of its results of operations for the year ended June 30, 2001, to the extent summarized in Note 23 to the financial statements.

PricewaterhouseCoopers
Chartered Accountants
Accra, Ghana

March 5, 2002

Abosso Goldfields Limited

Statement of Operations
for the year ended June 30, 2001
(US$ in thousands)

		For the year
		ended June
	Notes	30, 2001

Turnover		86,685
Cost of sales and other expenses	1	(83,418)

Operating profit		3,267
Other income	2	18,138
Exploration expenditure		(1,504)

Results from operating activities		19,901
Finance costs	3	(4,397)

Profit before taxation		15,504
Taxation	4	(4,863)

Profit after taxation		10,641

The accounting policies and notes form an integral part of these financial statements.

Abosso Goldfields Limited
Balance Sheet
for the year ended June 30, 2001
(US$ in thousands)

		For the year
		ended June
	Notes	30, 2001

Assets
Current Assets
Inventories	7	13,138
Accounts receivable	8	5,799
Bank and cash balances	9	7,008
Prepaid tax	4	55

Total current assets		26,000

Non-Current Assets
Deferred finance cost		405
Staff loans		107
Rehabilitation asset		3,084
Inventories	7	15,527
Property, plant and equipment	6	94,748

Total non-current assets		113,871

Total Assets		139,871

Current Liabilities
Deferred gain on close-out of financial instruments	10	9,231
Accounts payable and accrued liabilities	11	11,514
National reconstruction levy	4	124
Current portion of long-term loans	13	10,000

		30,869
Non Current Liabilities
Deferred taxation	4	17,107
Environmental rehabilitation provision	12	5,188
Long-term loans	13	45,040
Deferred gain on close-out of financial instruments	10	4,615

		71,950

Total liabilities		102,819

Shareholders’ Equity
Ordinary share capital		84
Retained earnings		36,968
		37,052

Total Liabilities and Shareholders’ Equity		139,871

The accounting policies and notes form an integral part of these financial statements.

Abosso Goldfields Limited
Statement of Changes in Shareholders’ Equity
for the year ended June 30, 2001
(US$ in thousands)

For the year
ended June
30, 2001

Ordinary Share Capital	84
Retained Earnings
Balance at beginning of year	26,327
Retained profit for the year	10,641

Balance at end of year	36,968

Total Shareholders’ Equity	37,052

Ordinary Share Capital
Authorized
60,000,000 shares of no par value divided into 54,000,000 class “A” and 6,000,000 class “B” shares
Issued
60,000,000 shares of no par value divided into 54,000,000 class “A” shares (2000: 54,000,000) and 6,000,000 class “B” shares (2000: 60,000,000)
Balance at beginning of year	84

Balance at end of year	84

The accounting policies and notes form an integral part of these financial statements.

Abosso Goldfields Limited
Cash Flow Statement
for the year ended June 30, 2001
(US$ in thousands)

		For the year
		ended June
	Notes	30, 2001

Cash Flow from Operating Activities
Cash generated by operations	14	27,314
Tax paid	4	(69)
Interest paid		(5,418)
Interest received		1,481

Cash generated by operating activities		23,308

Cash Flow from Investing Activities
Rehabilitation costs		(157)
Purchase of property, plant and equipment	6	(3,960)
Proceeds from sale of property, plant and equipment		3

Cash utilized in investing activities		(4,114)

Cash Flow from Financing Activities
Loan draw down		—
Loan repaid	13	(22,922)

Cash utilized in financing activities		(22,922)

Decrease in Cash and Cash Equivalents		(3,728)
Movement in Cash and Cash Equivalents
At beginning of year		10,736
Decrease during year		(3,728)

At end of year	15	7,008

The accounting policies and notes form an integral part of these financial statements.

Abosso Goldfields Limited
Statement of Comprehensive Income
for the year ended June 30, 2001
(US$ in thousands)

For the year
ended June
30, 2001

(US$ in
thousands)

Profit after taxation	10,641

Comprehensive income	10,641

The accounting policies and notes form an integral part of these financial statements.

Abosso Goldfields Limited
Financial Statements
for the year ended June 30, 2001

Nature of Operations

The Company owns the Damang gold mine in Ghana. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced and sold in Ghana.

Accounting Policies

The financial statements have been prepared in accordance with and comply with International Accounting Standards and the principles of the historical cost convention. The accounting policies adopted are consistent with those of the previous year.

Set out below is a summary of the significant policies adopted by the Company in the preparation of the financial statements.

(a)	Use of estimates

The preparation of the financial statements in conformity with International Accounting Standards requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)	Cash and cash equivalents

Cash and cash equivalents are stated in the balance sheet at cost which approximates market value. Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments that are readily convertible to cash. These are highly liquid investments with a maturity of three months or less at the date of purchase.

(c)	Development expenditure

Following the completion of a bankable feasibility study, development costs incurred to place new mines into production and to complete major development projects at operating mines are capitalized. Ongoing costs to maintain production are expensed as incurred.

(d)	Mine properties

Mine properties represent the accumulation of all development expenditure incurred by or on behalf of the Company in which mining of a mineral reserve has commenced.

Amortization of costs is provided on the unit-of-production method using estimated proven and probable reserves.

(e)	Exploration expenditure

Expenditure on exploration activities incurred prior to the completion of a final feasibility study to establish proven and probable reserves is charged against income.

Abosso Goldfields Limited
Financial Statements
for the year ended June 30, 2001

(f)	Property, plant and equipment

The cost of each item of property, plant and equipment is written off over its expected economic life on a straight-line basis, as follows:

Buildings	12.5%
Office equipment	33.3%
Furniture and fittings	25%
Motor vehicles	25%
Field equipment	Volume of tonnes mined over total tonnes to be mined

The economic life of property, plant and equipment has due regard to their own physical life limitations and to present assessments of economically recoverable reserves and possible future variations of those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items.

The total net carrying values of property, plant and equipment are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

(g)	Capitalization of borrowing costs

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalized to the date on which the assets are substantially complete.

(h)	Inventories

Inventories of broken ore and bullion are physically measured or estimated and valued at the lower of cost and net realizable value.

Cost comprises direct material, labor and transportation expenditure in getting such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure, based on weighted average costs incurred during the period in which such inventories were produced.

Net realizable value is the amount estimated to be obtained from the sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Inventories of broken ore require further processing by, or on behalf of the Company to convert them to trading inventories. Broken ore stockpiles, classified as non-current, are not expected to be produced into final product and realized through sale within twelve months from the balance sheet date.

Inventories of consumable supplies and spare parts expected to be used in production are valued at weighted average cost. Obsolete or damaged inventories of such items are valued at net realizable value. A regular and ongoing review is undertaken to establish the extent of surplus items, and a provision is made for any potential loss on their disposal.

Abosso Goldfields Limited
Financial Statements
for the year ended June 30, 2001

All broken ore stock piles are expected to be processed in accordance with the life of mine plan. The current life of mine plan calls for the processing of all economically viable stock piles by the end of the 2007 fiscal year. The life of mine plan takes into account the known mineral reserves, current plant capacity and mine design. The Company assesses the financial viability of processing an individual stock pile based on an estimated gold price at the date of processing, less all costs to be incurred in treating the stockpiled ore, inclusive of handling, processing and administrative costs. The current life of mine plan anticipates a gold price of $285/ounce, based upon which all ore stock piles can be processed economically. Currently the ore stockpiles consist of oxide ore. The life of mine plan calls for the highest grade stockpiles (1.24 g/t) to be processed first followed by the lower grade stock piles. The ore stock piles are processed together with run of mine ore (greater than 2g/t) in a ratio of approximately 2:1. Ore with a run of mine ore cutoff (1.1g/t to 2.0g/t) will be processed when mining ceases and can be processed economically at a gold price of $250/ounce.

(i)	Restoration, rehabilitation and environmental expenditure

The provision in the accounts reflects the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalized and depreciated using the units of production method based on estimated proven and probable reserves.

Annual increases in the provision are split between finance costs relating to the change in the net present value of the provision, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred.

(j)	Deferred tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The principal temporary differences arise from depreciation on property, plant and equipment, gains or losses on financial instruments, provisions and unrealized foreign exchange gains or losses. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Deferred tax is provided at the currently enacted tax rate for temporary differences.

(k)	Revenue recognition

Revenue is recognized only when there has been a passing of legal title and risk to the customer, and:

—	the gold product is in a form suitable for delivery and no further processing is required to be undertaken by the Company;

—	the quantity and quality of the gold product can be determined with reasonable accuracy;

—	the gold product has been dispatched to a recognized gold refiner and is no longer under the physical control of the Company; and

—	the selling price can be determined with reasonable accuracy.

Abosso Goldfields Limited
Financial Statements
for the year ended June 30, 2001

Sales revenue represents the net proceeds receivable from the customer less any costs of transportation to be borne by the Company in delivering the product to the customer.

(l)	Trade receivables

Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

(m)	Foreign currency

The Company’s functional currency is the United States dollar. The United States dollar is the functional currency because a significant proportion of the Company’s transactions are carried out in this currency.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Assets and liabilities designated in foreign currencies are translated at the exchange rate ruling at year-end. Gains and losses resulting from these transactions are recognized in the statement of operations.

Resulting exchange differences are brought to account in determining the profit and loss for the year.

(n)	Employee entitlements

The Company does not provide defined contribution or defined benefit post-retirement benefits to employees. Liabilities for wages and salaries and annual leave are recognized and measured as the amount unpaid at the reporting date at current pay rates in respect of employees’ services up to that date.

(o)	Trade and other creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid.

(p)	Commodity hedging

Hedging is undertaken in order to avoid or minimize possible adverse financial or cash flow effects of movements in commodity prices and exchange rates. Premiums received or costs arising upon entering into forward sales, options and other derivative contracts intended to hedge specific future production, together with subsequent realized and unrealized gains or losses, are deferred until the hedged production is delivered.

In those circumstances where a hedging transaction is closed out prior to maturity because the hedged production is no longer expected to be produced, any previously deferred gains and losses are recognized in the profit and loss account on the date of termination. If the hedging transaction is closed out prior to its maturity date and the hedged transaction is still expected to occur, deferral of any gains and losses that arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

Abosso Goldfields Limited
Financial Statements
for the year ended June 30, 2001

(q)	Maintenance and repairs

Maintenance, repair costs and minor renewals are charged as expenses when incurred. Where the economic benefit of major overhauls will be realized over a period of more than a year, the costs are capitalized and amortized over the life of the asset, or until the next major overhaul, whichever is sooner.

(r)	Royalties and other mining taxes

Royalties and other mining taxes are accrued and charged against earnings when the liability from production or sale of the mineral crystallizes.

(s)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(t)	Impairment

Recoverability of the long-lived assets of the Company, which include development costs, is reviewed at each balance sheet date. If an asset is deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset, which is computed using discounted cash flow. Estimated future net cash flow from the mine is calculated using estimates of future production, sales prices (considering historical and current prices), price trends and related factors, production costs and capital expenditures.

Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Company’s mining assets.

(u)	Dividends

Dividends proposed are recognized only when dividends are declared.

(v)	Deferred finance costs

Costs incurred to refinance long-term loans are capitalized as deferred financing costs. Costs capitalized are amortized over the loan repayment period based on the outstanding loan balance.

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

1	Cost of sales and other expenses

Included in cost of sales and other expenses are the following items:

2001

Mining costs	30,958
Milling costs	22,481
Mine geology costs	785
Employee costs (Note 5)	7,887
Royalties	2,601
Depreciation and amortization—property, plant and equipment	13,712
Amortization—rehabilitation asset	598
Environmental rehabilitation charges—inflation adjustment	148
Audit fees	25
Management fees	1,517
Exchange gain	(3,262)
Directors’ emoluments	112
Unrealized loss on foreign exchange contracts	3,504

2	Other income

2001

Gain on financial instruments	8,907
Amortization of deferred gain on close-out of financial instruments	9,231

18,138

3	Finance costs

2001

Interest expense
Syndicated project loans	1,854
Ranger Minerals loans	3,436
Finance charges from local bank transactions	465
Interest income from local bank deposits	(1,481)
Environmental rehabilitation charges interest adjustment	123

4,397

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

4	Taxation

Income tax expense

2001

Deferred taxation	4,688
National reconstruction levy	175

4,863

Tax charge reconciliation
The effective taxation differs from the statutory taxation as follows:
Profit before tax	15,504

Prima facie tax calculated at a statutory tax rate of 32.5% (2000: 35%)	5,039
Expenses not deductible for tax purposes	515
Income not subject to taxation	(478)
Deferred tax rate change	(388)
Under provision in prior years	—

Effective tax charge before national reconstruction levy	4,688
National reconstruction levy	175

4,863

Taxation in balance sheet

			Charged to
	Balance	Paid during	statement of	Balance
2001	July 1	year	operations	June 30

Deferred taxation	12,419	—	4,688	17,107
Other taxes
Prepaid tax	(37)	(18)	—	(55)
National reconstruction levy	—	(51)	175	124

Total	12,382	(69)	4,863	17,176

Deferred taxation

Movement in deferred taxation	2001

Balance at beginning of the year	12,419
Transferred through the statement of operations	4,688

Balance at end of the year	17,107

Deferred taxation components

The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognized for financial reporting and taxation purposes in the different accounting periods are:

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

2001

Rehabilitation asset	1,002
Property, plant and equipment	28,608
Unutilized capital allowances	(12,195)
Gain on financial instruments	(4,500)
Provisions	(1,686)
Unrealized foreign exchange gains	5,878

17,107

The Company has unutilized capital allowances of US$37.5 million as at June 30, 2001 for which a deferred tax asset of US$12.2 million has been recognized. The allowances have no expiry date and are available for set-off against future assessable profit. There are no tax losses and no provision has been made for corporate tax for both years because capital allowances exceed assessable profit.

Ghanaian National Reconstruction Levy is assessed at 2.5% of accounting profit before tax. The levy is not tax deductible.

5	Employee costs

		2001

(a)	Operating staff	1,225
	Mining	3,590
	Milling	(203)

	Exploration	5,018

(b)	Administrative staff
	Administration	2,869

		7,887

The average number of employees in 2001 was 308, of whom 19 were employed on a temporary basis.

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

6	Property, plant and equipment

		Field	Furniture
		equipment	and fittings
		and motor	and office	Mine	Development
Cost	Buildings	vehicles	equipment	properties	expenditure	Total

At July 1, 2000	7,153	59,671	2,497	62,620	1,999	133,940
Additions	61	1,719	133	—	2,047	3,960
Disposals	—	(68)	—	—	—	(68)
Transfers between asset categories	167	150	—	2,814	(3,131)	—

At June 30, 2001	7,381	61,472	2,630	65,434	915	137,832

Accumulated Depreciation
At July 1, 2000	2,564	11,140	2,160	13,569	—	29,433
Charge for year	944	5,394	282	7,092	—	13,712
Disposals	—	(61)	—	—	—	(61)

At June 30, 2001	3,508	16,473	2,442	20,661	—	43,084

Net book value at June 30, 2001	3,873	44,999	188	44,773	915	94,748

Included in property, plant and equipment is cumulative capitalized interest amounting to US$7.6 million.

Abosso Goldfields Limited

Notes to the Financial Statements – (Continued)
US$ in thousands unless otherwise noted)

7	Inventories

2001

Bullion (at cost)	1,612
Ore stockpiles (at net realizable value)	18,556
Consumables and spares (at cost)	8,497
Goods-in-transit (at cost)	—

28,665

Classification:

Current portion	13,138

Long-term portion of ore stockpiles	15,527

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

2001

Bullion (at cost)	1,612
Ore stockpiles (at net realizable)	18,556

8	Accounts Receivable

2001

Trade receivables	3,560
VAT recoverable	215
Prepayments	927
Other debtors	1,097

5,799

9	Bank and Cash Balances

2001

Bank balances	6,999
Cash in hand	9

7,008

10	Deferred gain on close-out of financial instruments

2001

Balance at beginning of the year	23,077
Deferred during the year	—
Amortization of deferred gain	(9,231)

13,846

Classification:
Current portion	9,231
Long-term portion	4,615

13,846

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

11	Accounts payable and accrued liabilities

2001

Trade creditors	2,153
Withholding tax	1,035
Other creditors	97
Trade accruals	2,680
Liability for foreign exchange contract loss	3,504
Other accrued liabilities	2,045

11,514

12	Environmental rehabilitation provision

2001

Balance at beginning of the year	5,074
Interest adjustment	123
Inflation adjustment	148
Cash spent	(157)

Balance at end of the year	5,188

13	Long-term liabilities

	Balance		Exchange	(Repayment)	Balance
2001	July 1	Interest	difference	/draw down	June 30

Ranger Minerals loan	51,840	3,436	(4,168)	(11,068)	40,040
Syndicated project loan	25,000	1,854	—	(11,854)	15,000

Total	76,840	5,290	(4,168)	(22,922)	55,040
Less current portion of long-term loans	16,000	—	—	—	10,000

	60,840				45,040

Ranger Minerals loan

This represents a debenture loan from Ranger Minerals Limited. The unpaid principal of the loan attracts interest from the date of advance to maturity at the rate for 90-day Australian dollar bank bills quoted by the Westpac Banking Corporation on the last bank-trading day of each quarter plus 2 percent. The loan is not collateralized and has no fixed repayment period.

Syndicated project loan

The loan was established for the purpose of developing the Damang gold mine. The facility is collateralized by a charge over the assets of the Company, held by a syndicate of banks. The interest rate for the loan is equal to LIBOR plus 2%. The loan is nominally repayable in equal installments commencing on 7 January 2001 with the final payment due on June 30, 2003.

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

14	Cash generated by operations

2001

Profit before taxation	15,504
Depreciation and amortization	14,310
Exchange difference on long-term loans	(4,168)
Decrease/(increase) in inventories	13
(Increase)/decrease in accounts receivable	(1,849)
Decrease/(increase) in non-current receivables	473
Increase/(decrease) in accounts payable and accrued liabilities	2,760
Increase in accrued interest	5,290
Rehabilitation charges—interest	123
Rehabilitation charges—inflation	148
Interest paid	5,418
(Decrease)/increase in deferred gain on close-out of financial instruments	(9,231)
Loss on sale of property, plant and equipment	4
Interest received	(1,481)

Cash generated by operations	27,314

15	Cash and cash equivalents

For the purpose of the cash flow statement, the year-end cash and cash equivalents comprise the following:

2001

Bank balances	6,999
Cash in hand	9

7,008

16	Capital commitments

2001

Capital expenditure
authorized	3,100
contracted	73
Commitments will be funded from internal sources

17	Contingent liabilities

In the opinion of the directors, there are no contingent liabilities that will result in a material liability for the Company.

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

18	Forward foreign exchange contracts

The Company enters into forward foreign exchange contracts to assist in the management of its exchange risk. These contracts are accounted for as speculative contracts, as the term and expiry of the contracts is generally unrelated to underlying payments.

Gains or losses on these speculative contracts are brought to account as they arise. These gains and losses are measured by reference to movements in the forward exchange rates for the relevant currencies.

At June 30, 2001, the Company had the following open US dollar/Australian dollar contracts with total face values of US$ 23.5 million against which unrealized losses of US$ 3.5 million have been brought to account.

	Sell US dollars/
	Buy Australian
	dollars	Exchange rate

	2001	2001

Maturity 0-6 months	13,000	0.597
Maturity 6-12 months	3,500	0.581
Maturity 12-24 months	7,000	0.641
Maturity 24-36 months	—	—

Total	23,500

19	Commodity hedges

As at June 30, 2001, the Company had entered into hedging contracts in order to provide protection against adverse movements in gold price as follows:

	2001

Variable price forwards		Average price per
Maturing in year ending	Ounces	ounce

	(US$)	(US$)
June 30, 2001	—	—
June 30, 2002	42,185	317.90
June 30, 2003	68,750	305.54
June 30, 2004	18,000	317.90

Total	128,935	311.31

2001

Fixed price forwards		Average price per
Maturing in year ending	Ounces	ounce

	(US$)	(US$)
June 30, 2001	—	—
June 30, 2002	107,815	317.14

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

	2001

Fixed price forwards		Average price per
Maturing in year ending	Ounces	ounce

	(US$)	(US$)
June 30, 2003	81,250	317.18
June 30, 2004	42,000	318.50

Total	231,065	317.40

Total forwards	360,000	315.22

The mark to market adjustment of the above contracts was US$12.2 million at June 30, 2001.

	2001

Put options purchased		Average price per
Maturing in year ending	Ounces	ounce

	(US$)	(US$)
June 30, 2001	—	—
June 30, 2002	70,000	290.00
June 30, 2003	50,000	290.00
June 30, 2004	50,000	290.00

Total put options	170,000	290.00

The mark to market adjustment of the above contracts was US$3.1 million at June 30, 2001.

20	Related party transactions

At the balance sheet date the Company was controlled by Abosso Gold Holdings S.A, incorporated in Luxembourg, which owned 90% of the Company’s shares. The remaining 10% of the shares were owned by the Government of Ghana. The ultimate parent company of the Group was Ranger Minerals Limited incorporated in Australia.

On January 23, 2002, Gold Fields Limited and Repadre Capital Corporation purchased the 90% beneficial interests of Abosso Gold Holdings S.A. (see note 24).

The following transactions were carried out with related parties.

2001

(i)	Purchase of goods and services	1,517

Ranger Minerals Limited (Management services)

(ii)	Remuneration and service agreements

A director, K. K. Sey, is a partner of a firm which provided legal services to the Company on normal commercial terms and conditions.

(iii)	Loans from related party

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

Details of loans from the ultimate shareholder Ranger Minerals Limited have been disclosed in note 13 to the financial statements.

21	Risk management activities

In the normal course of its operations, the Company is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Company has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Concentration of credit risk

Cash and cash equivalents do not represent a concentration of credit risk as the Company deals with a number of major banks. Debtors are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

Foreign currency and commodity price risk

In the normal course of business the Company primarily enters into transactions for the sale of its gold, denominated in United States dollars. In addition, the Company has assets and liabilities in a number of different currencies (primarily Australian dollars). As a result, the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of cash and cash equivalents and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company uses cash proceeds from its operations to fund working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to maximize returns whilst ensuring that capital is safeguarded for the maximum extent possible by investing only with top-tier financial institutions.

22	Fair value of financial assets and liabilities

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm’s length transaction between willing parties. The estimated values of the Company’s financial instruments are:

	2001

	Carrying amount	Fair value

Financial assets
Cash and cash equivalents	7,008	7,008
Accounts receivable	5,799	5,799
Staff loans	107	107
Financial liabilities
Accounts payable	11,514	11,514

Long-term loans (including current portion)	58,544	58,544

The following methods and assumptions were used to estimate the fair value of each class of on-balance sheet financial instrument.

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

Accounts receivable, accounts payable and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments.

Long-term loans

The existing loans re-price on a short-term floating rate basis. The carrying amount is considered to approximate fair value.

23	Reconciliation to US GAAP

The financial statements have been prepared in accordance with International Accounting Standards (IAS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP principles to profit after tax and shareholders’ equity is set out below.

For the year
ended June 30,
2001

Profit after tax under IAS	10,641
Provision for rehabilitation	(67)
Gain on financial instruments	12,701
Tax effect of US GAAP adjustments	(4,106)
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of tax	1,754

Profit after tax under US GAAP	20,923

For the year
ended June 30,
2001

Shareholders’ equity under IAS	37,052
Provision for rehabilitation	(175)
Gain on financial instruments	15,299
Tax effect of US GAAP adjustments	(4,915)

Shareholders’ equity under US GAAP	47,261

Description of US GAAP differences

(i)	Provision for rehabilitation

Currently, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Under US GAAP, expenditure estimated to be incurred on long-term environmental obligations is provided over the remaining lives of the mines through charges in the statement of operations.

Abosso Goldfields Limited
Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

(ii)	Gain on financial instruments

Accounting for derivatives and hedging under IAS is different than under US GAAP. Under IAS, speculative instruments are recognized on balance sheet and were marked to market with the resulting gain or loss being recognized in earnings. Designated hedges are accounted for as off balance sheet instruments with any gain or loss only recognized upon close out of the financial instrument. Gains realized on early close out of hedges have been deferred and are recognized over the period in which the designated production was to be delivered.

Under US GAAP, none of the instruments held by the Company qualified for hedge accounting under FAS 133, which the Company adopted on July 1, 2000. FAS 133 requires that all such derivative instruments are recorded on the balance sheet, with changes in fair value being recognized through earnings. Upon adoption of FAS 133, the Company recorded a cumulative effect of change in accounting principle adjustment of $1.8 million, net of tax. Pre-FAS 133, designated hedges were not recorded on the balance sheet, while speculative instruments were recorded on the balance sheet and marked to market with the resulting gain or loss recognized in earnings.

(iii)	Exploration costs

US GAAP requires that exploration expenditure be classified as an operating expense, while IAS has no such requirement. While this GAAP presentational difference does not affect profit after tax or shareholders’ equity for the periods presented, operating profit under US GAAP would have been $1.5 million and $1.0 million lower for fiscal years 2001 and 2000, respectively, to that reported under IAS.

ABOSSO GOLDFIELDS LIMITED

Condensed Statements of Operations
for the six-month period ended December 31, 2001
(US$ in thousands)

		For the six months
		ended December 31,
		2001

	Notes	(unaudited)
Turnover		39,635
Cost of sales and other expenses		(45,086)

Operating (loss)/profit		(5,451)
Other income	1	8,972

Results from operating activities		3,521
Finance costs		(781)

Profit before taxation		2,740
Taxation	2	356

Profit after taxation		3,096

Abosso Goldfields Limited

Condensed Balance Sheets
for the six-month period ended December 31, 2001
(US$ in thousands)

		As at December
	Notes	31, 2001

		(unaudited)
Assets
Current Assets
Inventories	4	17,323
Financial asset arising from mark-to-market of commodity financial instruments		11,272
Accounts receivable		5,435
Bank and cash balances		6,181
Prepaid tax		65

Total current assets		40,276
Non-Current Assets
Deferred finance cost		270
Staff loans		4
Rehabilitation asset		2,836
Inventories		11,464
Property, plant and equipment	3	88,220

Total non-current assets		102,794

Total Assets		143,070

Current Liabilities
Deferred gain on close-out of financial instruments	5	9,231
Accounts payable and accrued liabilities		9,663
National reconstruction levy		220
Current portion of long-term loans	6	10,000

		29,114

Non Current Liabilities
Deferred taxation		21,724
Environmental rehabilitation provision		5,282
Long-term loans	6	36,514
Deferred gain on close-out of financial instruments	5	—

		63,520

Total Liabilities		92,634

Shareholders’ Equity
Ordinary share capital		84
Retained earnings		50,352

		50,436

Total Liabilities and Shareholders’ Equity		143,070

Abosso Goldfields Limited

Condensed Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2001
(US$ in thousands)

For the six months
ended December
31, 2001

(unaudited)
For the six months ended December 31,
Ordinary Share Capital	84

Retained Earnings
Balance at beginning of period—as previously stated	36,968
Effect of adopting IAS 39	10,288

Balance at beginning of period—as restated	47,256
Retained profit for the period	3,096

Balance at end of period	50,352

Total Shareholders’ Equity	50,436

Ordinary Share Capital
Authorized
60,000,000 shares of no par value divided into 54,000,000 class “A” and 6,000,000 class “B” shares
Issued
60,000,000 shares of no par value divided into 54,000,000 class “A” shares (2000: 54,000,000) and 6,000,000 class “B” shares (2000: 60,000,000)
Balance at beginning of period	84

Balance at end of year	84

Abosso Goldfields Limited

Condensed Cash Flow Statements
for the six-month period ended December 31, 2001
(US$ in thousands)

For the six months
ended December
31, 2001

(unaudited)
Cash Flows from Operating Activities
Cash generated by operations	11,496
Tax paid	(10)
Interest paid	(2,658)
Interest received	576

Cash generated by operating activities	9,404

Cash Flows from Investing Activities
Rehabilitation costs	(85)
Purchase of property, plant and equipment	(488)

Cash utilized in investing activities	(573)

Cash Flows from Financing Activities
Loan repaid	(9,658)

Cash utilized in financing activities	(9,658)

Decrease in Cash and Cash Equivalents	(827)
Movement in Cash and Cash Equivalents
At beginning of period	7,008
Decrease during period	(827)

At end of period	6,181

Abosso Goldfields Limited

Condensed Statements of Comprehensive Income
for the six-month periods ended December 31, 2001
(US$ in thousands)

For the six months
ended December
31, 2001

(unaudited)
Profit after taxation	3,096

Comprehensive income	3,096

Abosso Goldfields Limited

Accounting Policies

Nature of operations

The Company owns the Damang gold mine in Ghana. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced and sold in Ghana.

Basis of preparation

The condensed consolidated balance sheet of the Company as of December 31, 2001 and the condensed consolidated statements of operations and cash flows for the six months ended December 31, 2001 and 2000 are unaudited. For the purposes of these interim financial statements, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The June 30, 2001 balance sheet was derived from the audited financial statements, but does not include all disclosures required by generally accepted accounting principles. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended June 30, 2001.

In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the financial statements have been included therein. The results of interim periods are not necessarily indicative of the results for the entire year.

Accounting policies

The financial statements have been prepared in accordance with and comply with International Accounting Standards and the principles of the historical cost convention. The accounting policies applied are consistent with those of the previous year, with the exception of the change in International Accounting Standards described below.

The preparation of the financial statements in conformity with International Accounting Standards requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in international accounting standards

Beginning July 1, 2001, the Company adopted the revised IAS 39, “Financial Instruments: Recognition and Measurement”, and recognized on the balance sheet all financial assets and financial liabilities held by the Company which met the definition. In accordance with the transitional provisions of IAS 39, the cumulative opening balance effect of $10.3 million has been included in the statement of changes in equity for the six months to December 31, 2001.

Abosso Goldfields Limited

Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

1	Other Income

For the six
months ended
December 31,
2001

(unaudited)
Gain on financial instruments	4,357
Amortization of deferred gain on close-out of financial instruments	4,615

8,972

2	Taxation

Income tax expense

For the six
months ended
December 31,
2001

(unaudited)
Deferred taxation	(356)

Tax charge reconciliation
The effective tax differs from the statutory taxation as follows:
Profit before tax	2,740

Prima facie tax calculated at a statutory tax rate of 32.5% (2000: 35%)	891
Expenses not deductible for tax purposes	163
Income not subject to tax	(982)
Deferred tax rate change	(428)

(356)

Abosso Goldfields Limited

Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

3	Property, Plant and Equipment

	As at December 31, 2001 (Unaudited)

		Field
		equipment	Furniture
		and motor	and	Mine	Development
Cost	Buildings	vehicles	office equipment	properties	expenditure	Total

At July 1, 2001	7,381	61,472	2,630	65,434	915	137,832
Additions	1	32	62	—	393	488

At December 31, 2001	7,382	61,504	2,692	65,434	1,308	138,320
Accumulated depreciation
At July 1, 2001	3,508	16,473	2,442	20,661	—	43,084
Charge for year	457	2,784	52	3,723	—	7,016

At December 31, 2001	3,965	19,257	2,494	24,384	—	50,100

Net book value at December 31, 2001	3,417	42,247	198	41,050	1,308	88,220

Included in property, plant and equipment is cumulative capitalized interest amounting to US$7.6 million

4	Inventories

As at December
31, 2001

(unaudited)
Bullion (at cost)	2,232
Ore stockpiles (at net realizable value)	19,030
Consumables and spares (at cost)	7,525

28,787

Classification:
Current portion	17,323
Long-term portion	11,464

28,787

Abosso Goldfields Limited

Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

5	Deferred Gain on Close-Out of Financial Instruments

As at December
31, 2001

(unaudited)
Balance at beginning of the period/year	13,846
Amortization of deferred gain	(4,615)

9,231

Classification:
Current portion	9,231
Long-term portion	—

9,231

6	Long-Term Loans

	As at December 31, 2001 (Unaudited)

	Balance		Exchange	(Repayment)/	Balance
	July 1	Interest	difference	draw-down	December 31

Ranger Minerals loan	40,040	613	115	(4,254)	36,514
Syndicated project loan	15,000	404	—	(5,404)	10,000

Total	55,040	1,017	115	(9,658)	46,514
Less current portion of long-term loans	10,000				10,000

	45,040				36,514

Ranger Minerals loan

This represents a debenture loan from Ranger Minerals Limited. The unpaid principal of the loan attracts interest from the date of advance to maturity at the rate for 90-day Australian dollar bank bills quoted by the Westpac Banking Corporation on the last bank-trading day of each quarter plus 2%. The loan is not collateralized and has no fixed repayment period.

Syndicated project loan

The loan was established for the purpose of developing the Damang gold mine. The facility is collateralized by a charge over the assets of the Company, held by a syndicate of banks. The interest rate for the loan is equal to LIBOR plus 2%. The loan is nominally repayable in equal installments commencing on January 7, 2001 with the final payment due on June 30, 2003.

Abosso Goldfields Limited

Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

7	Capital Commitments

As at December
31, 2001

(unaudited)
Capital expenditure
authorized	5,184
contracted	1,044

Commitments will be funded from internal sources.

8	Contingent Liabilities

In the opinion of the directors, there are no contingent liabilities that will result in a material liability for the Company.

9	Forward Foreign Exchange Contracts

The Company enters into forward foreign exchange contracts to assist in the management of its exchange risk. These contracts are accounted for as speculative contracts, as the term and expiry of the contracts is generally unrelated to underlying payments.

Gains or losses on these speculative contracts are brought to account as they arise. These gains and losses are measured by reference to movements in the forward exchange rates for the relevant currencies.

At December 31, 2001, the Company had the following open US dollar/Australian dollar contracts with total face values of US$10.5 million against which unrealized losses of US$1.9 million have been brought to account.

	Sell US dollars/
	Buy Australian dollars	Exchange rate

At 31 December	As at December 31,	As at December 31,

	(unaudited)	(unaudited)
		(US$ per A$)
Maturity 0-6 months	3,500	0.581
Maturity 6-12 months	7,000	0.641
Maturity 12-24 months	—	—

Total	10,500

Abosso Goldfields Limited

Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

10	Commodity Financial Instruments

The Company had entered into commodity contracts in order to provide protection against adverse movements in gold price as follows:

		Average
Variable price forwards		price per
Maturing in fiscal year ending	Ounces	ounce

		(US$)
June 30, 2002	42,185	317.90
June 30, 2003	68,750	305.54
June 30, 2004	18,000	317.90

Total	128,935	311.31

		Average
Fixed price forwards		price per
Maturing in fiscal year ending	Ounces	ounce

		(US$)
June 30, 2002	107,815	317.14
June 30, 2003	81,250	317.18
June 30, 2004	42,000	318.50

Total	231,065	317.40
Total forwards	360,000	315.22

The gain on the mark-to-market of the above contracts was US$8.5 million at December 31, 2001.

		Average
Put options purchased		price per
Maturing in fiscal year ending	Ounces	ounce

		(US$)
June 30, 2002	70,000	290.00
June 30, 2003	50,000	290.00
June 30, 2004	50,000	290.00

Total put options	170,000	290.00

The gain on the mark-to-market of the above contracts was US$2.8 million at December 31, 2001.

Abosso Goldfields Limited

Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

11	Reconciliation To US GAAP

The financial statements have been prepared in accordance with International Accounting Standards (IAS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP principles to profit after tax and shareholders’ equity is set out below.

For the six
months ended
December 31,
2001

Profit after tax under IAS	3,096
Provision for rehabilitation	1
Gain on financial instruments	—
Tax effect of US GAAP adjustments	—
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of tax	—

Profit after tax under US GAAP	3,097

As at December
31, 2001

Shareholders’ equity under IAS	50,436
Provision for rehabilitation	(116)
Gain on financial instruments	—
Tax effect of US GAAP adjustments	38

Shareholders’ equity under US GAAP	50,358

Description of US GAAP differences

(i)	Provision for rehabilitation

Currently, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Under US GAAP, expenditure estimated to be incurred on long-term environmental obligations is provided over the remaining lives of the mines through charges in the statement of operations.

Abosso Goldfields Limited

Notes to the Financial Statements
(US$ in thousands unless otherwise noted)

(ii)	Gain on financial instruments

Accounting for derivatives and hedging under IAS pre the adoption of IAS 39: “Financial Instruments — Recognition and Measurement” is different than under US GAAP. Under IAS, pre IAS 39, speculative instruments are recognized on balance sheet and are marked-to-market with the resulting gain or loss being recognized in earnings. Designated hedges are accounted for as off balance sheet instruments with any gain or loss only recognized upon close out of the financial instrument. Gains realized on early close out of hedges have been deferred and are recognized over the period in which the designated production was to be delivered. The Company adopted IAS 39 on July 1, 2001. IAS 39 requires that all financial instruments be recorded on the balance sheet with changes in fair value recognized in earnings. Upon adoption of IAS 39, the Company recognized a cumulative opening balance adjustment of $10.3 million. Upon adoption of IAS 39 on July 1, 2001, there is no difference between IAS and US GAAP in accounting for financial instruments.

Under US GAAP, none of the instruments held by the Company qualified for hedge accounting under FAS 133, which the Company adopted on July 1, 2000. FAS 133 requires that all such derivative instruments are recorded on the balance sheet, with changes in fair value being recognized through earnings. Upon adoption of FAS 133, the Company recorded a $1.8 million cumulative effect of change in accounting principle adjustment, net of tax. At June 30, 2001, Pre-FAS 133, designated hedges were not recorded on the balance sheet, while speculative instruments were recorded on the balance sheet and marked to market with the resulting gain or loss recognized in earnings.

(iii)	Exploration costs

US GAAP requires that exploration expenditure be classified as an operating expense, while IAS has no such requirement. While this GAAP presentational difference does not affect profit after tax or shareholders’ equity for the periods presented, operating (loss)/profit under US GAAP would have been $0.5 million lower for the six-months ended December 31, 2001.

12	Subsequent Events

On January 23, 2002, Gold Fields Limited (Gold Fields) and Repadre Capital Corporation (Repadre) purchased a 90% beneficial interest in the Company. The purchase consideration comprised A$63.3 million in cash contributed by Gold Fields and 4.0 million Repadre shares contributed by Repadre.

With the conclusion of the transaction, the Company is 71.1% owned by Gold Fields, 18.9% owned by Repadre and 10.0% owned by the Government of Ghana.

To the Board of Directors and Shareholders of Gold Fields Limited

We have audited the consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, comprehensive income, cash flows and of changes in shareholders’ equity for each of the three years in the period ended June 30, 2003 and have issued our report thereon dated August 29, 2003, (except for note 24 as to which the date is December 9, 2003) included elsewhere in this Annual Report on Form 20-F. Our audits also included the financial statement schedules listed in Item 19 of this Annual Report on Form 20-F. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules.

In our opinion, the financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Inc
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
August 29, 2003

S-1

Gold Fields Limited

Schedule 1 – Valuation and Qualifying Accounts

			Foreign
	Balance at	Charged to	currency		Balance at
	beginning of	costs and	translation		end of
	period	expenses	adjustment	Deduction	period
Year ended June 30, 2003
Valuation Allowance	43.6	—	0.4	(9.8)	34.2
Year ended June, 30 2002
Valuation Allowance	45.5	—	(0.1)	(1.8)	43.6
Year ended June, 30 2001
Valuation Allowance	38.6	5.1	3.2	(1.4)	45.5

S-2