Form 20-F
period 2004-06-30
GOLD FIELDS LTD
filed 2004-11-26
CIK 1172724

As filed with the Securities and Exchange Commission on November 26, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2004
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-31318

Gold Fields Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa
(Jurisdiction of incorporation or organization)

24 St Andrews Road,
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

Ordinary shares of par value Rand 0.50 each 491,492,520

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [ ] Item 18 [X]

i

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
BEATRIX
VIRGINIA
0 10 20 30 40 50KM

THE LOCATION OF GOLD FIELDS' GHANA OPERATION

BURKINA FASO
IVORY COAST
TOGO
GHANA
UPPER WEST REGION
UPPER EAST
BOLGATANGA
NORTHERN REGION
TAMALE
LAKE VOLTA
BRONG AHAFO REGION
ASHANTI REGION
KUMASI
VOLTA REGION
EASTERN REGION
GREATER ACCRA
ACCRA
WESTERN REGION
CENTRAL REGION
DAMANG
TARKWA
TAKORADI
CAPE COAST
N
LEGEND
GOLD FIELDS' OPERATIONS
REGION BOUNDARY
NATIONAL ROADS
KUMASI
BIBIANI
DUNKWA
TARKWA
DAMANG
CAPE COAST
SEKONDI
WINNEBA
ACCRA
AXIM

Presentation of Financial Information

Gold Fields is a South African company and the majority of its operations, based on gold production, are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, or S.A. GAAP, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars; and descriptions of significant accounting policies refer to accounting policies under U.S. GAAP. The financial statements of Abosso Goldfields Limited, or Abosso, have been prepared in accordance with IFRS and reconciled to U.S. GAAP.

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date of the balance sheet (Rand 6.30 per $1.00 as of June 30, 2004), except for specific items included within shareholders’ equity that are translated at the rate prevailing on the date the relevant transaction was entered into, and statement of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 6.90 per $1.00 for the year ended June 30, 2004).

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

In this annual report, “R” and “Rand” refer to the South African Rand, “cents” and “Rand cents” refer to subunits of the South African Rand, “GHC” and “Cedi” refer to Ghanaian Cedi, “$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars and “C$” refers to Canadian dollars.

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

In this annual report, unless otherwise noted, historical financial information and production statistics for Gold Fields prior to the dates of the acquisitions of the St. Ives, Agnew and Damang gold mining operations do not include activity attributable to the St. Ives and Agnew gold mining operations in Australia, which Gold Fields acquired from WMC Limited and WMC Resources Ltd on November 30, 2001, or the Damang gold mining operation in Ghana, which Gold Fields and Repadre Capital Corporation acquired when they purchased Abosso Goldfields Limited from Ranger Minerals Limited on January 23, 2002. In addition, except where otherwise noted, all production and operating statistics are based on Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana which is attributable to the minority shareholders in those mines.

For the convenience of the reader, certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 6.10 and A$1.34 per $1.00, respectively, which were the noon buying rates on October 29, 2004. By including convenience currency translations, Gold Fields is not representing that the Rand and Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

Part I	5
Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE	5
Item 3: KEY INFORMATION	6
RISK FACTORS	11
Item 4: INFORMATION ON THE COMPANY	29
Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS	103
Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	145
Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	168
Item 8: FINANCIAL INFORMATION	173
Item 9: THE OFFER AND LISTING	174
Item 10: ADDITIONAL INFORMATION	179
Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	199
Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	206
Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	207
Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	208
Item 15: CONTROLS AND PROCEDURES	209
Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT	210
Item 16B: CODE OF ETHICS	211
Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES	212
Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	213
Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	214
Item 17: FINANCIAL STATEMENTS	215
Item 18: FINANCIAL STATEMENTS	216
Item 19: EXHIBITS	218
SIGNATURES	221
Exhibit 4.3
Exhibit 4.4
Exhibit 4.5
Exhibit 4.6
Exhibit 4.7
Exhibit 4.8
Exhibit 4.9
Exhibit 4.10
Exhibit 4.11
Exhibit 4.12
Exhibit 4.15
Exhibit 4.19
Exhibit 4.20
Exhibit 4.21
Exhibit 4.22
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

Part I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical financial data set out below for the three years ended June 30, 2004, and as of June 30, 2004, 2003 and 2002 have been extracted from the more detailed information and financial statements, including Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes, which appear elsewhere in this annual report. The summary financial data for the two years ended June 30, 2001, and as of June 30, 2001 and 2000 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report. The selected historical financial data presented below have been prepared in accordance with U.S. GAAP.

	Year ended June 30,
	2000	2001	2002	2003	2004
	(in $ millions, except where otherwise noted)
Statement of Operations Data
Revenues	1,130.4	1,028.4	1,219.4	1,564.2	1,727.3
Production costs	861.8	743.4	710.0	1,015.0	1,355.2
Corporate expenditure	13.9	16.0	12.3	16.6	20.3
Depreciation and amortization	135.5	99.8	113.3	188.1	198.6
Exploration expenditure	11.7	17.7	16.5	29.6	39.9
Franco-Nevada merger costs	—	2.5	—	—	—
Settlement costs of Oberholzer irrigation water dispute	—	1.2	1.0	—	—
Impairment of assets	15.7	112.1	—	29.6	72.7
Increase/(decrease) in post-retirement healthcare provision	8.4	8.8	6.6	(5.0)	(5.1)
Increase in provision for environmental rehabilitation	5.6	12.2	4.7	5.3	8.4
Finance expense/(income)	3.2	1.9	(8.3)	(4.2)	12.2
Unrealized loss/(gain) on financial instruments	2.0	(0.8)	(45.9)	(35.7)	(39.2)
Realized loss/(gain) on financial instruments	14.4	(7.4)	(4.7)	(15.1)	8.7
Employment termination costs	16.0	5.0	6.4	3.8	10.5
Profit on sale of non-current investments	—	—	—	(57.2)	(13.9)
Write-down of investments	—	2.0	—	—	—
Stock compensation	—	—	4.8	—	—
New York Stock Exchange listing and associated costs	—	—	4.3	—	—
Gain on disposal of St. Helena mine	—	—	—	(13.4)	—
Share of equity investees’ losses	0.8	—	—	—	—
Profit on sale of mineral rights	—	—	—	—	(27.1)
Write-down of mineral rights	—	—	—	—	3.6
Other expenses	1.4	1.0	—	0.3	—
	—	—	—	—	—

	Year ended June 30,
	2000	2001	2002	2003	2004
	(in $ millions, except where otherwise noted)
Income before tax	40.0	13.0	398.4	406.5	82.5
Income and mining tax benefit/(expense)	85.2	(21.6)	(147.1)	(133.8)	(11.8)

Income/(loss) before minority interests	125.2	(8.6)	251.3	272.7	70.7
Minority interests	1.7	(8.8)	(12.2)	(14.4)	(21.8)
Income/(loss) before cumulative effect of
changes in accounting principles	126.9	(17.4)	239.1	258.3	48.9
Cumulative effect of changes in accounting
principles, net of tax	—	(0.6)	—	(1.3)	—

Net income/(loss)	126.9	(18.0)	239.1	257.0	48.9

Other Financial and Operating Data
Basic earnings/(loss) per share before cumulative effect of changes in accounting principles ($)	0.28	(0.04)	0.52	0.55	0.10
Diluted earnings/(loss) per share before cumulative effect of changes in accounting principles ($)	0.28	(0.04)	0.51	0.54	0.10
Basic earnings/(loss) per share ($)	0.28	(0.04)	0.52	0.54	0.10
Diluted earnings/(loss) per share ($)	0.28	(0.04)	0.51	0.54	0.10
Dividend per share (Rand)	0.50	1.05	1.30	3.70	1.40
Dividend per share ($)	0.08	0.13	0.13	0.39	0.19
Total cash costs per ounce of gold produced($/oz) (1)	215	194	170	212	302
Total production costs per ounce of gold produced ($/oz) (2)	251	224	198	254	349

Notes:

(1)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs), rehabilitation costs, amortization, reclamation, capital development and exploration costs, plus royalties and employee termination costs. Under U.S. GAAP, production costs do not include amortization, reclamation, capital development or certain exploration costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, adoption of the standard is voluntary and thus the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2004, 2003 and 2002, see “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2003 and 2004” and “ — Years Ended June 30, 2002 and 2003.”

(2)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, adoption of the standard is voluntary and thus the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2004, 2003 and 2002, see “Operational and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2003 and 2004” and “ — Years Ended June 30, 2002 and 2003.”

	Year ended June 30,
	2000	2001	2002	2003	2004
	(in $ millions, except where otherwise noted)
Balance Sheet Data
Cash and cash equivalents	75.8	23.6	195.1	133.6	656.3
Financial instruments	—	—	—	—	37.0
Receivables	36.0	50.5	56.2	74.9	116.4
Inventories	24.5	21.1	68.5	76.8	63.9
Material contained on heap leach pads	17.7	31.3	45.0	41.8	42.5

Total current assets	159.0	126.5	364.8	327.1	916.1
Property, plant and equipment, net(1)	2,178.1	1,798.7	1,726.9	2,231.0	2,805.5
Financial instruments	—	—	46.2	67.7	70.3
Non-current investments	38.5	42.2	73.3	101.0	179.8

Total assets	2,375.6	1,967.4	2,211.2	2,726.8	3,971.7

Accounts payable and provisions	148.1	127.4	153.3	184.7	290.6
Income and mining taxes payable	13.9	1.2	44.5	52.0	14.2
Current portion of long-term loans	10.0	—	37.0	20.5	—

Total current liabilities	172.0	128.6	234.8	257.2	304.8
Long term loans	20.0	—	145.0	21.1	643.2
Deferred income and mining taxes	588.8	506.9	448.2	647.3	769.0
Provision for environmental rehabilitation	42.6	47.5	58.8	99.2	116.0
Provision for post-retirement health care costs	55.9	51.0	44.7	23.9	18.9
Minority interests	29.4	39.0	52.8	58.8	102.7
Share capital	41.1	41.3	42.1	42.2	43.6
Additional paid-in capital	1,493.0	1,498.1	1,560.8	1,565.2	1,792.3
Retained earnings	81.9	2.7	182.6	255.3	211.6
Accumulated other comprehensive loss	(149.1)	(347.7)	(556.8)	(243.4)	(30.4)

Total shareholders’ equity	1,466.9	1,194.4	1,226.9	1,619.3	2,017.1

Total liabilities and shareholders’ equity	2,375.6	1,967.4	2,211.2	2,726.8	3,971.7

Other Data
Number of ordinary shares as adjusted to reflect changes in capital structure	453,250,595	455,836,608	470,522,224	472,364,872	491,492,520
Net assets	1,466.9	1,194.4	1,226.9	1,619.3	2,017.1

Note:

(1)	As discussed in Note 2 to the consolidated financial statements which appear elsewhere in this annual report, Gold Fields changed its method of accounting for mineral and surface use rights during the 2004 fiscal year in accordance with FASB Staff Position FAS 141-1, which required the balance of the mineral interests and other intangible assets in 2002 and 2003 to be restated and included as part of Property, plant and equipment, net.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high, low and period-end noon buying rates in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York expressed in Rand per $1.00:

	Year ended June 30,
	Average(1)	High	Low	Period end
2000	6.37	7.18	5.98	6.79
2001	7.64	8.16	6.79	8.05
2002	10.20	13.60	8.01	10.39
2003	9.12	10.90	7.18	7.51
2004	6.82	7.80	6.17	6.23
2005 (through October 29, 2004)	6.39	6.73	5.90	6.10

Note:

(1)	The average of the noon buying rates on the last day of each full month during the relevant period.

	Month ended
	High	Low	Period end
May 31, 2004	7.05	6.52	6.52
June 30, 2004	6.64	6.17	6.23
July 31, 2004	6.34	5.91	6.27
August 31, 2004	6.74	6.09	6.65
September 30, 2004	6.67	6.40	6.45
October 29, 2004	6.61	6.10	6.10

The noon buying rate for the Rand on October 29, 2004 was Rand 6.10 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on JSE, which may affect the market price of the ADSs on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

The defense against Harmony’s unsolicited offer to purchase all of Gold Fields’ outstanding ordinary shares could require Gold Fields to incur significant costs and demand significant management time.

On October 18, 2004, Harmony Gold Mining Company Limited, or Harmony, announced an unsolicited and hostile tender offer to acquire the entire issued share capital of Gold Fields. According to the registration statement on Form F-4, or the Form F-4, filed by Harmony with the SEC, Harmony has structured the tender offer to occur in two steps. The first step consists of an “early settlement offer” in which Harmony has offered, subject to certain conditions, to acquire up to 34.9% of the outstanding Gold Fields ordinary shares (including ordinary shares in the form of American depositary shares, or ADSs). Subject to satisfaction of the conditions to the early settlement offer, Harmony has stated that the offer will close on November 26, 2004. According to the Form F-4, following completion of the early settlement offer, Harmony has irrevocably committed to make a “subsequent offer” to acquire, subject to certain conditions, the remaining Gold Fields ordinary shares and ADSs not tendered or accepted for payment in the early settlement offer on same terms as were given in the early settlement offer. As disclosed by Harmony, each of the early settlement offer and the subsequent offer are comprised of two offers – a “U.S. Offer” which is available to holders of Gold Fields ordinary shares located in the United States and holders of Gold Fields ADSs wherever located and an “International Offer” which is available to holders of Gold Fields ordinary shares outside the United States to the extent such holders may lawfully participate in the International Offer. In the Form F-4, Harmony states that, with respect to the early settlement offer, the U.S. Offer and the International Offer are being made on substantially similar terms and are subject to substantially similar conditions.

In response to Harmony’s unsolicited and hostile tender offer, on November 3, 2004, the Board of Gold Fields issued an Offer Response Document to its shareholders and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC recommending that Gold Fields shareholders take no action and reject the Harmony offer. See “Information on the Company — Recent Developments — Harmony Offer.”

Gold Fields is pursuing various legal and regulatory actions in South Africa and the United States challenging the basis on which the Harmony offer is being made. These actions could be protracted and could be costly to pursue. Moreover, there can be no assurance that Gold Fields will be successful in any of these actions. In addition, responding to the Harmony offer has required, and may continue to require, a significant amount of management time. It has also required and may continue to require Gold Fields to incur significant costs, which could adversely affect Gold Fields’ business and results of operations. The Harmony Offer may interfere with Gold Fields’ ability to successfully complete the proposed transaction with the IAMGold Corporation. See “Information on the Company — Recent Developments — Proposed IAM Gold Transaction.”

Harmony’s offer to purchase Gold Fields’ outstanding ordinary shares may result in an event of default under the Mvela Loan Agreement.

Gold Fields, GFI Mining South Africa (Proprietary) Limited, or GFIMSA, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited, or Gold Fields

Australia, and Gold Fields Guernsey Limited, or Gold Fields Guernsey, entered into a loan agreement dated December 11, 2003, as amended on February 13, 2004 and on November 17, 2004, which is referred to in this discussion as the Mvela Loan Agreement. Pursuant to the Mvela Loan Agreement, Mvela Gold advanced a loan of Rand 4,139 million, or the Mvela Loan, to GFIMSA on March 17, 2004. The events of default under the Mvela Loan Agreement include any change in control of Gold Fields that occurs without the written consent of the agent, or the Senior Agent, of the providers of the commercial bank debt that funded, in part, the Mvela Loan, where the change in control could reasonably be expected to have a material adverse effect on the ability of Gold Fields, Gold Fields Australia and Gold Fields Guernsey, as guarantors of the Mvela Loan, or on GFIMSA, to perform their obligations under the Mvela Loan or on the validity or enforceability of any document relating to the Mvela Loan. If Harmony acquires enough Gold Fields shares in the early settlement offer or the subsequent offer to effect a change of control and Gold Fields does not obtain the consent of the Senior Agent to that change of control, there may be an event of default under the Mvela Loan Agreement. The occurrence of an event of default under the Mvela Loan Agreement would allow the Senior Agent, on behalf of Mvela Gold, to demand immediate repayment of the principal amount of Mvela Loan, the present value of all future interest payments on the Mvela Loan and any tax payable by Mvela Gold as a result of the early payment of the principal and interest. The source of funds for these repayments would be Gold Fields’ available cash. However, there can be no assurance that Gold Fields will have sufficient cash upon a change of control to satisfy these repayment obligations. If Gold Fields does not have sufficient cash, it may be required, among other things, to seek financing in the debt market, sell selected assets or reduce or delay planned capital expenditures or acquisitions. There can be no assurance that any of these measures would enable Gold Fields to satisfy the repayment obligations or that any such financing or sale of assets would be available on commercially favorable terms. See “Information on the Company-Recent Developments-Harmony Offer” and “Operating and Financial Review and Prospects-Overview-Mvelaphanda Transaction.”

Harmony’s offer to purchase Gold Fields’ outstanding ordinary shares may allow it to exercise a substantial degree of control over Gold Fields.

The structure of Harmony’s offer to purchase Gold Fields’ outstanding shares means that Harmony could end up holding a significant portion, but less than all, of Gold Fields’ outstanding ordinary shares. Under the early settlement offer, Harmony has offered, subject to certain conditions, to acquire up to 34.9% of Gold Fields’ outstanding ordinary shares, and may therefore acquire any amount of shares up to the 34.9% level. Harmony has stated that under the subsequent offer it will seek to acquire the remaining Gold Fields ordinary shares not tendered in the early settlement offer. Harmony has stated that the subsequent offer will be subject to certain conditions including receiving acceptances in the subsequent offer from Gold Fields’ shareholders holding in excess of 50% of the entire share capital of Gold Fields, including those Gold Fields ordinary shares settled by Harmony under the early settlement offer and those Gold Fields ordinary shares in respect of which Gold Fields’ largest shareholder, OJSC MMC Norilsk Nickel, has irrevocably undertaken to accept the subsequent offer. See “Information on the Company-Recent Development-Harmony Offer.” Depending on the number of Gold Fields’ ordinary shares Harmony may obtain in one or both of the early settlement offer and the subsequent offer, Harmony could be able to exercise significant influence over Gold Fields’ operations and business strategy, including the composition of the Board of Directors, declaration of dividends, disposal of assets and changes of control. The interests of Harmony in these matters may not be aligned with, and could conflict with, the interests of other shareholders and could inhibit Gold Fields’ development. If Harmony obtains a significant number, even if less than 50%, of Gold Fields’ shares, it could have the effect of delaying, deferring or preventing a change of control, may discourage other bids for Gold Fields’ ordinary shares and may adversely affect the market price of Gold Fields’ ordinary shares. If Harmony acquires more than 50%, but less than all, of the Gold Fields’ ordinary shares, it will have no fiduciary obligations under South African common law to minority shareholders. See “Additional Information-Rights of Minority Shareholders and Directors’ Duties.”

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

Substantially all of Gold Fields’ revenues are derived from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Gold Fields has no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	actual, expected or rumored purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	speculative trading activities in gold;

•	the overall level of forward sales by other gold producers;

•	the overall level and cost of production by other gold producers;

•	international or regional political and economic events or trends;

•	the strength of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation; and

•	interest rates.

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

On March 8, 2004, fifteen European central banks entered into a new gold sales agreement effective September 27, 2004, pursuant to which they restrict their annual sales of gold to specified limits. This agreement will be reviewed in five years. Although the new agreement calls for an increase in the amount of gold that can be sold of 100 tonnes of gold per year to 500 tonnes yearly, the effect on the market in terms of total gold sales is unclear.

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

The ore reserves stated in this annual report represent the amount of gold that Gold Fields believed, as of June 30, 2004, could be mined, processed and sold at prices sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are only estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, prices and exchange rates, many of which are beyond Gold Fields’ control. In the event that Gold Fields revises any of these assumptions in an adverse manner, Gold Fields may need to revise its ore reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase or if gold prices decrease or the Rand or Australian dollar strengthens against the U.S. dollar, a portion of Gold Fields’ ore reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves.

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

In addition, significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that Gold Fields will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

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

The Rand and the Australian dollar each appreciated against the U.S. dollar during calendar years 2002 and 2003, with the Rand appreciating by approximately 28.4% and 22.9% in 2002 and 2003, respectively, and the Australian dollar appreciating by approximately 10.0% and 24.6% in 2002 and 2003, respectively. More recently, the Rand and the Australian dollar have experienced a period of further appreciation against the U.S. dollar. As of October 29, 2004, the Rand had appreciated by 8.8%, and the Australian dollar had appreciated by 0.3%, against the U.S. dollar since January 1, 2004. This appreciation has already significantly increased Gold Fields’ costs in U.S. dollar terms particularly at its South African operations and continuation of the appreciation trend for either of these currencies could have a material adverse effect on Gold Fields’ operating results or financial condition. See “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Sensitivity.”

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

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. GDP (based on 1990 prices given by Statistics South Africa) growth was 3.4% for 2000, 2.7% for 2001, 3.6% for 2002 and 1.9% for 2003. Corresponding inflation rates were 5.3% in 2000, 5.7% in 2001, 9.2% in 2002 and

5.9% in 2003, while corresponding unemployment rates were 26.7%, 26.9%, 30.5% and 28.4% as of December 31, 2000, 2001, 2002 and 2003, respectively. Gross foreign exchange reserves stood at $13.0 billion as of October 31, 2004. The depreciation of the Rand in 1997 and 1998 resulted in an increase in the South African bank prime lending rate, which peaked at approximately 25.5% during 1998, although rates have since decreased substantially. On October 29, 2004, the rate was 11%. Consequently, Gold Fields faces a high cost of capital should it need to borrow in South Africa.

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

Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. For example, in connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields seek further SARB approval prior to applying any such funds to a specific use. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See

“Information on the Company — Regulatory and Environmental Matters — South Africa — Exchange Controls.”

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

As of June 30, 2004, approximately 79% of Gold Fields’ employees belonged to unions. Accordingly, Gold Fields is at risk of having its production stopped for indefinite periods due to strikes called by unions and other labor disputes. In South Africa, in addition to strikes, on occasion Gold Fields experiences work stoppages based on national trade union “stay away” days regardless of the state of its relations with its workforce. Significant labor disruptions at any of Gold Fields’ operations could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

A significant portion of Gold Fields' operations at the Damang mine in Ghana and in Australia are currently conducted by outside contractors. As a result, Gold Fields' operations at those sites are subject to a number of risks, some of which are outside Gold Fields' control, including:

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

In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Directors, Senior Management and Employees — Labor Relations— Ghana” and “ — Australia.”

Gold Fields’ South African operations may be adversely affected by increased labor costs at its mining operations in South Africa.

Wages and related labor costs account for approximately 37% of Gold Fields’ total production costs in fiscal 2004. Accordingly, Gold Fields’ costs may be materially affected by increases in wages and related labor costs, particularly with respect to Gold Fields’ South African employees, who are unionized. Negotiations with South African unions in 2003 resulted in agreements on above-inflation wage increases required to be implemented through July 2005. If Gold Fields is unable to increase production levels or implement cost cutting measures to offset these increased wages and labor costs, these costs could have a material adverse effect on Gold Fields’ mining operations in South Africa and, accordingly, on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees — Employees — Labor Relations — South Africa.”

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

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. In addition, during the operational life of their mines, they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund, with amounts approved by the authorities. As of October 29, 2004, Gold Fields had contributed a total of approximately Rand 340.5 million, including accrued interest, to the fund. Changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may materially and adversely affect Gold Fields’ future environmental expenditures or the level and timing of Gold Fields’ provisioning for these expenditures. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Environmental.”

Gold Fields’ operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens.

The present Mine Health and Safety Act 1996, or the Mine Health and Safety Act, came into effect in January 1997. The principal objective of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, the Mine Health and Safety Act imposes various duties on Gold Fields at its mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. Exercising her authority under the Mine Health and Safety Act, the Minister of Minerals and Energy stopped production at Beatrix Shaft Nos. 1 and 2 for 10 days in May 2001 and required Gold Fields to implement various safety measures at the mine, following a methane gas explosion in which 13 people lost their lives and which was the second such explosion since May 2000. In the event of any future accidents at Gold Fields’ mines, regulatory authorities could take similar steps.

The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs the payment of compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational health care services are made available by Gold Fields to employees from its existing facilities. Pursuant to changes in the Occupational Diseases Act, Gold Fields may experience an increase in the cost of these services, which could have an adverse effect on Gold Fields’ business, operating results and financial condition. This increased cost, should it transpire, is currently indeterminate. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Health and Safety.”

Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens.

The New Minerals Act. The Mineral and Petroleum Resources Development Act 2002, or the New Minerals Act, came into effect on May 1, 2004.

Among other things, the New Minerals Act: (1) vests the right to prospect and mine in the state without the automatic payment of compensation, (2) makes provision for a transitional period for the phasing out of privately held mineral rights, prospecting permits and mining authorizations held under the old regime and (3) requires that new applications be made in respect of those rights and new rights to be granted pursuant to the New Minerals Act. Consistent with international practice, the New Minerals Act provides that a mining or prospecting right granted under the New Minerals Act could be cancelled if the mineral to which the right relates is not mined at an “optimal rate.” There is no guarantee that Gold Fields will be able to successfully apply for any or all of its existing mining rights under the New Minerals Act or that the terms on which they will be granted will not be significantly less favorable to Gold Fields than the current terms. The requirements of the New Minerals Act could have a material adverse effect on Gold Fields’ mining and exploration activities in South Africa and, as a result, Gold Fields’ business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Mineral Rights — The New Minerals Act.”

The Mining Titles Registration Amendment Act, or the Mining Titles Act, came into force on May 1, 2004. The Mining Titles Act provides for the registration of rights granted under the New Minerals Act. The Mining Titles Act repeals certain sections of the former legislation dealing with the registration of mineral rights, subject to the transitional provisions of the New Minerals Act. Until rights held under the previous regime are converted to rights under the New Minerals Act, rights held under the previous regime that become subject to a change in ownership during the transition period will not be able to be registered under the name of the new owner.

The New Minerals Act contains a provision requiring the Minister of Minerals and Energy, or the Minister, within six months of the relevant provision becoming operational, to develop a broad-based socio-economic empowerment charter for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. The South African Government appointed a task team which included representatives from mining companies, including Gold Fields, to develop a charter. On October 11, 2002, the Minister and representatives of certain mining companies and the National Union of Mineworkers signed a charter that reflects the consultation process called for by the New Minerals Act. The Mining Charter became effective on May 1, 2004.

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

To achieve these objectives, the charter requires that mining companies achieve a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years by each mining company. Under the charter, the mining industry as a whole agrees to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk. In addition, the charter requires, among other things, that mining companies spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years. When considering applications for the conversion of existing licenses, the government will take a “scorecard” approach, evaluating the commitments of stakeholders to the different facets of promoting the objectives of the charter. See “Business — Regulatory and Environmental Matters — South Africa — Mineral Rights — The New Minerals Act.”

In order to comply with the terms of the charter, Gold Fields has adjusted the ownership structure of its South African mining assets. On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of R4,139 million. “See “Operating and Financial Review and Prospects—Overview—Mvelaphanda Transaction.” The Mvelaphanda Transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the charter coming into effect. See “Information on the Company — Regulatory and Environmental Matters — South Africa— Mineral Rights— The New Minerals Act.” There is no guarantee, however, that the Mvelaphanda Transaction will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10 year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful conversion of any or all of its existing mining rights or for the grant of new mining rights or that the terms of any conversion or grant would not be significantly less favorable to Gold Fields than the terms of its current rights.

The Royalty Bill. On March 20, 2003 the draft Mineral and Petroleum Royalty Bill, or the Royalty Bill, was released for public comment. The South African National Treasury subsequently missed an August 1, 2003 deadline for submitting a revised draft to the South African Parliament and, as yet, no revised draft has been submitted or published.

The Royalty Bill proposes to impose a 3% revenue based royalty on the South African gold mining sector payable to the South African government. Under the terms of the proposed Royalty Bill, the royalty is to take effect when companies convert to new order mining rights in accordance with the New Minerals Act, although the Minister has indicated that the royalty is not expected to take effect until the transitional period for the conversion of mining rights under the New Minerals Act expires. The Minister of Finance in his Budget Speech in February 2004 indicated that the royalty will be based on revenues and will take effect in 2009. There is uncertainty as to what further amendments will be made to the Royalty Bill. If adopted, in either its current or a revised form, the Royalty Bill could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Mineral Rights — The Royalty Bill.”

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

The Restitution of Land Rights Amendment Act, or the Amendment Act, became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of Gold Fields’ privately held land rights could not become subject to acquisition by the state without Gold Fields’ agreement, or that Gold Fields would be adequately compensated for the loss of its land rights, which could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Land Claims.”

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

On September 12, 2003, the National Health Insurance Act, 2003 (Act 650) came into effect. The act requires every person resident in Ghana to belong to either a public or private health insurance scheme. To fund the National Health Insurance Fund, the act imposes a levy of 2.5% on goods and services produced or provided in, or imported into, Ghana. The provisions of the act relating to the levy came into effect on August 1, 2004. The levy could have an adverse impact on Gold Fields’ Ghanaian operations and thus an adverse effect on its business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — Ghana — Health and Safety.”

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

Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operation. Gold Fields makes provisions in its accounts for the estimated cost of environmental rehabilitation for its Australian mining properties. Gold Fields guarantees its environmental obligations by providing the Western Australian Government with unconditional bank-guaranteed performance bonds to secure the estimated costs. These bonds do not cover remediation for events that were unforeseen at the time the bond was taken. Changes in the required method of calculation for these bond amounts or an unforeseen circumstance which produces unexpected costs may materially and adversely affect future environmental expenditures. See “Information on the Company — Regulatory and Environmental Matters — Australia — Environmental.”

Gold Fields’ operations in Australia are subject to health and safety regulations which could impose significant costs and burdens.

Western Australian health and safety laws impose a duty on a mine owner to provide and maintain a working environment which is safe for mine workers. The regulations prescribe specific measures to be taken and provide for inspectors to review the work site for hazards and violations of the health and safety laws. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. A bill to reform laws with respect to health and safety in Western Australia’s mining industry was introduced in the Western Australia parliament in August 2004 but has not, as yet, been passed. The proposed reforms will increase penalties for breaches of the health and safety law, including imprisonment of persons found liable for the breaches and introduce new offenses, including gross negligence causing death or serious injury. In addition, there will be broader powers for inspectors to impose improvement or prohibition notices on machinery and work practices, and a new duty of care imposed on employers with respect to residential accommodation supplied in connection with employment. If these changes are enacted, Gold Fields’ exposure to prosecution will be increased, as will be the costs of health and safety compliance of Gold Fields’ mining operations in Australia. See “Information on the Company — Regulatory and Environmental Matters — Australia — Health and Safety.”

Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites which could impose significant costs and burdens.

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

Gold Fields is a named defendant in two lawsuits filed in the United States alleging human rights violations during the apartheid era which could impose significant costs and burdens.

On May 6, 2003, a lawsuit was filed by Zalumi Singleton Mtwesi against Gold Fields in the State of New York. Mr. Mtwesi alleges that during the apartheid era in South Africa he was subjected to human rights violations while employed by Kloof Gold Mining Company Limited, which at the time was a subsidiary of a predecessor of Gold Fields. Mr. Mtwesi filed the lawsuit on behalf of himself and as representative of all other victims and all other persons similarly situated. Mr. Mtwesi and the plaintiffs’ class have demanded an order certifying the plaintiffs’ class and compensatory damages from Gold Fields in the amount of $7 billion. A complaint has not been served on Gold Fields. Should the lawsuit proceed, defending it may be costly and time consuming and there can be no assurance that Gold Fields will be successful. If Gold Fields is unsuccessful in defending the lawsuit considerable compensatory damages or other penalties may be imposed on Gold Fields which may have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company — Legal Proceedings.”

On July 9, 2004, a lawsuit was filed in a federal district court in New York by six individuals against Gold Fields and a number of other defendants including IBM Corporation, Anglo American PLC, UBS AG, Union Bank of Switzerland, Fluor Corporation, Strategic Minerals Corporation, the Republic of South Africa and President Thabo Mbeki. The lawsuit alleges, among other things, that one of the plaintiffs was a victim of apartheid by virtue of acts committed against him at facilities in Randfontein, South Africa including those allegedly owned by one or more predecessors of Gold Fields. The suit further alleges that Gold Fields is liable for various wrongful acts and property expropriation, as well as violations of international law, allegedly committed during the apartheid era in South Africa. The plaintiffs are jointly and severally seeking, on each of two counts, unspecified compensatory damages and punitive damages of $10 billion with interest and costs against the various defendants. A complaint has not been served on Gold Fields. Should the lawsuit proceed, defending it may be costly and time consuming and there can be no assurance that Gold Fields will be successful. If Gold Fields is unsuccessful in defending the lawsuit, considerable compensation damages or other penalties may be imposed on Gold Fields, which may have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company — Legal Proceedings.”

Gold Fields is unable to issue any ordinary shares for cash on a non-pre-emptive basis without shareholder approval.

At the annual general meeting of Gold Fields held on November 16, 2004, the proposed resolution giving the directors a general authority to issue shares for cash was not passed by the requisite majority. Under the listing requirements of the JSE Securities Exchange South Africa and the South African Companies Act, 75% of the votes cast by shareholders present or represented by proxy is required for the passing of a resolution providing such general authority. As a result, the Gold Fields’ board is prevented from allotting and issuing any ordinary shares for cash without first seeking shareholder approval unless the shares are offered to all existing shareholders on a pre-emptive basis. This requirement could affect Gold Fields’ ability to raise capital for specific transactions or for general corporate purposes, which could have an adverse effect on its business.

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

As of October 29, 2004, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 491,831,765 ordinary shares were issued and outstanding. Gold Fields has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 25,071,013 ordinary shares. Gold Fields had outstanding as of October 29, 2004 options to purchase a total of 9,334,683 ordinary shares at exercise prices of between Rand 13.55 and Rand 154.65 that expire between June 17, 2005 and October 22, 2011 under the GF Management Incentive Scheme and 313,000 ordinary shares at exercise prices of between Rand 43.70 and 110.03 that expire between October 31, 2006 and November 27, 2008 under the GF Non-Executive Director Share Plan. Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises of these options and any additional options. See “Directors, Senior Management and Employees — The GF Management Incentive Scheme”, “Directors, Senior Management and Employees — The GF Non-Executive Director Share Plan.”

As part of the Mvelaphanda Transaction, Mvela Gold is obliged to subscribe for 15% of the share capital of GFIMSA upon repayment of the Mvela Loan. Under the Subscription and Share Exchange Agreement entered into in connection with the Mvelaphanda Transaction for a period of one year after the subscription of the GFIMSA shares each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value, but numbering not less than 45,000,000 and not more than 55,000,000 Gold Fields’ ordinary shares, adjusted as necessary to reflect changes to Gold Fields’ capital structure and certain corporate activities of Gold Fields. Shareholders’ equity interests in Gold Fields will be diluted if Gold Fields or Mvela Gold requires the exchange of GFIMSA shares for Gold Fields shares. See “Operating and Financial Review and Prospects — Mvelaphanda Transaction.”

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

The majority of Gold Fields’ operations, based on gold production, are located in South Africa. It also owns the St. Ives and Agnew gold mining operations in Australia and has a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Australasia, China, Europe, North America and South America. Gold Fields owns 100% of the Arctic Platinum Project, or APP, in northern Finland, which is evaluating the economic potential of deposits of open pittable and underground platinum group metal mineralization. APP was formerly a joint venture with Outokumpu Oy, or Outokumpu. On September 11, 2003, Gold Fields acquired Outokumpu’s 49% interest in APP.

Gold Fields also has a right to acquire 92% of the voting shares (which is effectively 80.7% of the economic interest) of Sociedad Minera La Cima S.A., the owner of the Cerro Corona Project in Peru which is evaluating the economic potential of deposits of open pittable gold and copper mineralization.

Gold Fields’ operations include:

•	Driefontein Operation. This operation consists of seven shaft systems and three gold plants in South Africa’s Gauteng Province near Carletonville. Driefontein produced 1.1 million ounces of gold during the year ended June 30, 2004, accounting for approximately 27% of attributable gold production for Gold Fields in fiscal 2004. The operation employed approximately 17,900 people including contractors as of June 30, 2004 including a limited number working for outside contractors at the site. The Driefontein operation includes both underground mining and surface rock dump processing.

•	Kloof Operation. This operation consists of five shaft systems and three gold plants in South Africa’s Gauteng Province near Carletonville. Kloof produced 1.0 million ounces of gold during the year ended June 30, 2004, accounting for approximately 25% of attributable gold production for Gold Fields in fiscal 2004. The operation employed approximately 16,600 people including contractors as of June 30, 2004 including a limited number working for outside contractors at the site. The Kloof operation includes both underground mining and some surface rock dump processing.

•	Beatrix Operation. This operation, formerly known as the Free State Operation, was renamed Beatrix following the sale of the St. Helena gold mining operation to ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited, or Freegold, on October 30, 2002. The operation consists of four shaft systems and two gold plants in South Africa’s Free State Province near Welkom and Virginia. The Beatrix operation produced 0.6 million ounces of gold during the year ended June 30, 2004, accounting for approximately 15% of attributable gold production for Gold Fields in fiscal 2004. The operation employed approximately 12,200 people including contractors as of June 30, 2004 including a limited number working for outside contractors at the site. The Beatrix operation consists of both underground mining and some limited surface rock dump processing.

•	Ghana Operation. This operation consists of: (1) the Tarkwa mine, which comprises several open pit operations with two heap leach recovery facilities and a SAG mill and CIL plant that commenced continuous operations in November 2004 and (2) the Damang mine, which Gold Fields acquired in January 2002 and which consists of a number of open pit operations with a CIL plant. Both mines are located in southwestern Ghana, about 300 and 360 kilometers by road west of Accra, respectively. During the year ended June 30, 2004, the Ghana operation produced 0.9 million ounces of gold (of which 0.7 million ounces of gold were attributable to Gold Fields and the remainder to minority shareholders in the Ghana operation), accounting for approximately 15% of attributable gold production for Gold Fields in fiscal 2004. The operation had approximately 4,200 employees as of June 30, 2004, including those working for the outside contractor at the sites.

•	Australia Operation. Gold Fields purchased the St. Ives and Agnew gold mining operations from WMC Limited and WMC Resources Ltd (collectively, WMC) in November 2001. Both mines are located in the state of Western Australia, with St. Ives situated near Kambalda, straddling Lake Lefroy, and Agnew situated near Leinster. These two mines together produced 0.8 million ounces of gold, accounting for approximately 18% of attributable gold production for Gold Fields in fiscal 2004. St. Ives and Agnew had approximately 1,200 employees as of June 30, 2004, including those working for outside contractors at the sites. St. Ives and Agnew conduct both underground and surface operations. Prior to their acquisition by Gold Fields, St. Ives and Agnew were owned by WMC.

Based on the figures reported by Gold Fields’ mining operations, as of June 30, 2004 Gold Fields had attributable proven and probable reserves of approximately 75.4 million ounces of gold. In the year ended June 30, 2004, Gold Fields processed 46.0 million tonnes of ore and produced 4.4 million ounces of gold, of which 4.2 million ounces were attributable to Gold Fields.

History

The company that is today Gold Fields was originally incorporated as East Driefontein Gold Mining Company Limited on May 3, 1968, and subsequently changed its name to Driefontein Consolidated Limited. The Gold Fields group holdings evolved through a series of transactions, principally in 1998 and 1999.

With effect from January 1, 1998, a company formed on November 21, 1997 and referred to in this discussion as Original Gold Fields, acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited and New Wits Limited and certain other shareholders in the companies owning the assets and interests including:

•	a 100% interest in Beatrix Mines Limited, or Beatrix, which in turn owned a 100% interest in Beatrix Mining Company Limited, or BMC, BMC owned the Beatrix mine;

•	a 37.3% interest in Driefontein Consolidated Limited, which owned the Driefontein operation;

•	a 100% interest in Kloof Gold Mining Company Limited, or Kloof, which owned the Kloof operation;

•	a 54.2% interest in St. Helena Gold Mines Limited, or St. Helena, which owned the St. Helena and Oryx mines;

•	a 100% interest in Gold Fields Guernsey Limited, or Gold Fields Guernsey, which indirectly owned a 70% interest in the Tarkwa mine (which was later increased to 71.1% due to the dilution of the other shareholders);

•	a 100% interest in Orogen Holding (BVI) Limited, or Orogen; and

•	various exploration and other rights and assets.

The Driefontein, Kloof and Tarkwa interests were acquired from Gold Fields of South Africa Limited, while the Beatrix and St. Helena interests were originally acquired from Gencor Limited. New Wits Limited provided various mineral rights. Original Gold Fields then owned 100% of Driefontein Consolidated Limited.

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

With effect from February 23, 2004, as part of an internal reorganization of the Gold Fields group in connection with the transaction with Mvelaphanda Resources Limited, or Mvela Resources, described below, Gold Fields transferred its South African gold mining assets, including the Beatrix operation, the Driefontein operation and the Kloof operation as going concerns to GFI Mining South Africa (Proprietary) Limited, or GFIMSA, a wholly owned subsidiary of Gold Fields.

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, involving the acquisition by Mvela Resources, through a wholly-owned subsidiary, of a 15% beneficial interest in the South African gold mining assets of Gold Fields, for cash consideration of R4,139 million. See Operating and Financial Review and Prospects — Overview — Mvelaphanda Transaction.

On September 30, 2004, Gold Fields, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey and IAMGold Corporation, or IAMGold, signed a definitive agreement pursuant to which, subject to certain conditions precedent, all assets owned by Gold Fields’ subsidiaries located outside the Southern African Development Community would be transferred to IAMGold in exchange for the issuance to Gold Fields or its subsidiaries of common shares of IAMGold which will result in Gold Fields owning, directly or indirectly, approximately 70% of the fully diluted equity of the enlarged company. In addition, immediately before completion, IAMGold shareholders registered as such on a record date, which will be a date shortly before completion, will receive a special cash dividend of C$0.50 per IAMGold share. The definitive agreement was amended and restated as of November 4, 2004 to incorporate certain conditions and amendments requested by the Toronto Stock Exchange, or the TSX. See “ — Recent Developments — Proposed IAMGold Transaction.”

On October 18, 2004, Harmony Gold Mining Company Limited, or Harmony, announced an unsolicited and hostile tender offer to acquire the entire issued share capital of Gold Fields. According to the registration statement on Form F-4, or the Form F-4, filed by Harmony with the SEC, Harmony has structured the tender offer to occur in two steps. The first step consists of an “early settlement offer” in which Harmony has offered, subject to certain conditions, to acquire up to 34.9% of the outstanding Gold Fields ordinary shares (including ordinary shares in the form of American depositary shares, or ADSs). Subject to satisfaction of the conditions to the early settlement offer, Harmony has stated that the offer will close on November 26, 2004. According to the Form F-4, following completion of the early settlement offer, Harmony has irrevocably committed to make a subsequent offer to acquire, subject to certain conditions, the remaining Gold Fields ordinary shares and ADSs not tendered or accepted for payment in the early settlement offer on same terms as were given in the early settlement offer. As disclosed by Harmony, each of the early settlement offer and the subsequent offer are comprised of two offers — a “U.S. Offer” which is available to holders of Gold Fields ordinary shares located in the United States and holders of Gold Fields ADSs wherever located and an “International Offer” which is available to holders of Gold Fields ordinary shares outside the United States to the extent such holders may lawfully participate in the International Offer. In the Form F-4, Harmony states that, with respect to the early settlement offer, the U.S. Offer and the International Offer are being made on substantially similar terms and are subject to substantially similar conditions.

In response to Harmony’s unsolicited and hostile tender offer, on November 3, 2004, the Board of Gold Fields issued an Offer Response Document to its shareholders and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC recommending that Gold Fields shareholders take no action and reject the Harmony offer.

See “ — Recent Developments — Harmony Offer”.

Gold Fields is a public company incorporated in South Africa, with a registered office located at 24 St. Andrews Road, Parktown 2193, South Africa, telephone number 011-27-11-644-2400.

Organizational Structure

Gold Fields is a holding company with its ownership interests organized as set forth below.

Group Structure(1)

Gold Fields Limited
other subsidiaries and investments
GFL Mining South Africa (Proprietary) Limited (South Africa)
GFL Mining Services Limited (South Africa)
Beatrix Operation
Driefontein Operation
Kloof Operation
Orogen Holding (BVI) Ltd. (British Virgin Islands)
other subsidiaries and investments
Gold Fields Corona BVI Ltd. (British Virgin Islands)
Various exploration subsidiaries
Gold Fields Exploration B.V. (Netherlands)
80.7% economic interest
Cerro Corona Project (2)
Gold Fields Australasia Limited (Isle of Man)
Gold Fields Finland O.Y. (Finland)
Gold Fields Artic Platinum O.Y. (Finland)
other subsidiaries and investments
Gold Fields Australia Pty Ltd. (Australia)
Artic Platinum Project
Australia Operation
St. Ives Gold Mining Company Pty Ltd. (Australia)
Agnew Gold Mining Company Pty Ltd. (Australia)
Gold Fields Guernsey Limited (Isle of Guernsey)
other subsidiaries and investments
St. Ives Mine
Agnew Mine
Gold Fields Ghana Holdings Limited (Isle of Guernsey)
Ghana Operation
71.1%
71.1%
Gold Fields Ghana Limited (Ghana)
Abosso Goldfields Limited (Ghana)
Tarkwa Mine
Damang Mine

Notes:

(1)	Unless otherwise stated, all subsidiaries are, directly or indirectly, wholly owned by Gold Fields Limited

(2)	Closing is conditional upon approval of an environmental impact study and issue of construction permits

•	South Africa: Gold Fields’ interests in the Driefontein, Kloof and Beatrix operations are held through GFIMSA.

•	Ghana: Gold Fields’ interests in the Tarkwa and Damang mines, which comprise the Ghana operation, are held through its 71.1% owned subsidiaries, Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, respectively. The remaining interests in Gold Fields Ghana and Abosso are indirectly held by IAMGold Corporation, or IAMGold, which acquired an 18.9% beneficial interest previously held by Repadre Capital Corporation following a merger between the two companies on January 8, 2003, and the government of Ghana, which holds a 10.0% interest.

•	Australia: Gold Fields’ interests in the St. Ives and Agnew mines are held through two wholly-owned Australian subsidiaries, St. Ives Gold Mining Company Pty Ltd. and Agnew Gold Mining Company Pty Ltd., which, in turn, are wholly owned through intermediaries by Orogen.

•	Exploration Assets: Gold Fields’ exploration assets are generally held by project companies in the jurisdiction where the exploration assets are located, which are, in turn, held through either Orogen or Gold Fields Guernsey. Orogen holds APP through intermediaries.

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

Gold Fields also intends to enter the platinum group metals, or PGM, business, and to this end has acquired a PGM deposit in Finland. The full mineral and economic potential of this deposit continued to be evaluated during fiscal 2004.

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

Generally, Gold Fields’ strategy consists of the following key elements:

•	improving returns through the optimization of existing assets and diversification. Specifically, this implies the reduction of costs and growing assets through inward investment while growing Gold Fields by diversifying geographical, technical and product risk by acquiring and developing additional long-life assets;

•	developing the people of Gold Fields. Gold Fields believes that it has two primary assets — ore reserves and people — and Gold Fields has implemented education and training programs for employees at all levels;

•	earning and maintaining what Gold Fields calls its “license to operate” in those countries and regions in which it operates. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located and the ability to deal with issues related to sustainable development;

•	developing the gold market for the benefit of Gold Fields’ product and its shareholders. The fact that Gold Fields is essentially unhedged underlines its commitment to gold. Gold Fields fully supports the World Gold Council, or WGC. Christopher M.T. Thompson, a director and chairman of Gold Fields, became chairman of the WGC in 2002 and continues in that capacity currently.

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

For acquisitions of gold assets or companies outside South Africa, Gold Fields is at somewhat of a disadvantage to certain of its competitors outside South Africa but also has offsetting strengths. First, South African exchange control regulations limit Gold Fields’ ability to provide guarantees or borrow outside South Africa without express approval from the South African Reserve Bank, or the SARB. In his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. Gold Fields nonetheless remains at a disadvantage to its non-South African competitors. Second, shares of North American and, to a lesser extent, Australian gold companies historically have traded at premiums relative to shares of South African gold companies, thereby making it difficult to make non-dilutive acquisitions through equity issuances, although these premiums have reduced recently. On the other hand, Gold Fields has a strong balance sheet and low debt-to-equity ratio that diminishes the equity pricing disadvantage, and also has a skilled and effective corporate evaluation and acquisition team.

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

Hedging

Generally, Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold Fields believes that investors in Gold Fields’ shares seek an unlimited exposure to movements in the U.S. dollar gold price and the resulting effect on Gold Fields’ earnings.

However, commodity hedges are sometimes undertaken on a project specific basis as follows:

•	to protect cash flows at times of significant expenditure;

•	for specific debt servicing requirements; and

•	to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements.

Reserves of Gold Fields as of June 30, 2004

Methodology

While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the SEC’s industry guide number 7, only reserves at each of Gold Fields’ operations as of June 30, 2004 which qualify as proven and probable reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “ — Glossary of Mining Terms.” In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution and recovery factors.

Gold Fields reports reserves using cut-off grades (mainly for open pit operations) and pay limits to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. Cut-off grade is the grade which distinguishes the material within an orebody that is to be extracted and treated, from the remaining material. The pay limit is the grade at which an orebody can be mined without profit or loss calculated using an appropriate gold price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “ — Description of Mining Business — Productivity Initiatives.” Tonnage and grade includes some mineralization below the selected pay limit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

The estimation of reserves at the South African underground operations is based on surface drilling, underground drilling, surface three-dimensional reflection seismics, orebody facies, structural modeling, underground channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500 meter to 2,000 meter grid. Once underground access is available, drilling is undertaken on an approximate 30 meter by 60 meter grid. Underground channel sampling perpendicular to the reef is undertaken at three meter intervals in development areas and five meter intervals at stope faces. For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100 or 200 meter grid of diamond drilling and a 12.5 meter to 25.0 meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20 meter to 80 meter grid of both diamond drilling and reverse circulation drilling.

At the Australian operations the estimation of reserves for both underground and open-pit operations is based on exploration, sampling and testing information gathered through appropriate techniques, primarily from drill holes and mine development. The locations of sample points are spaced closely enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids which range between 20 meters by 20 meters to 40 meters by 40 meters, although this may vary depending on the continuity of the orebody. Due to the variety and diversity of resources at St. Ives and Agnew, sample spacing may also vary depending on each particular ore type.

Reserve Statement

As of June 30, 2004, Gold Fields had aggregate attributable proven and probable reserves of approximately 75.4 million ounces as set forth in the following table:

Ore Reserve statement as of June 30, 2004 (1)

	Proven reserves			Probable reserves			Total reserves			Attributable gold production in the
										year ended
										June 30,
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	2004(2)
	(million)	(g/t)	(’000 oz)	(million)	(g/t)	(’000 oz)	(million)	(g/t)	(’000 oz)	(’000 oz)
Underground
Driefontein (total)	29.4	8.1	7,621	59.2	8.1	15,485	88.6	8.1	23,106	970
Above infrastructure(3)	29.4	8.1	7,621	27.2	8.2	7,150	56.6	8.1	14,771
Below infrastructure(3)	—	—	—	32.0	8.1	8,335	32.0	8.1	8,335
Kloof (total)	17.4	10.3	5,786	62.0	10.6	21,138	79.4	10.5	26,924	1,000
Above infrastructure(3)	17.4	10.3	5,786	25.2	8.5	6,885	42.6	9.3	12,671
Below infrastructure(3)	—	—	—	36.8	12.0	14,253	36.8	12.0	14,253
Beatrix (total)	19.0	5.2	3,198	35.9	5.7	6,547	54.9	5.5	9,746	593
Above infrastructure (3)	19.0	5.2	3,198	33.9	5.7	6,185	52.9	5.5	9,384
Below infrastructure (3)	—	—	—	2.0	5.6	362	2.0	5.6	362
Australia
St. Ives (4)	—	—	—	—	—	—	—	—	—	—
Agnew (4)	—	—	—	—	—	—	—	—	—	—
Total Underground	65.8	7.8	16,606	157.1	8.5	43,170	222.9	8.3	59,776	2,562

Surface (Rock Dumps)
Driefontein	—	—	—	12.7	1.3	511	12.7	1.3	511	171
Kloof	—	—	—	13.6	0.8	341	13.6	0.8	341	38
Beatrix	—	—	—	2.7	0.7	58	2.7	0.7	58	32
Surface (Production Stockpile)
Ghana
Tarkwa	2.9	0.9	82	—	—	—	2.9	0.9	82	—
Damang	6.5	1.4	283	—	—	—	6.5	1.4	283	—
Australia

	Proven reserves			Probable reserves			Total reserves			Attributable gold production in the
										year ended
										2004(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	June 30,
	(million)	(g/t)	(’000 oz)	(million)	(g/t)	(’000 oz)	(million)	(g/t)	(’000 oz)	(’000 oz)
St. Ives (4)	7.4	1.1	265	—	—	—	7.4	1.1	265	—
Agnew (4)	0.5	1.4	22	—	—	—	0.5	1.4	22	—
Surface (Open Pit)
Ghana
Tarkwa	142.0	1.3	6,088	105.0	1.3	4,303	247.0	1.3	10,391	391	(5)
Damang(6) (7)	1.8	0.9	60	5.1	1.5	244	7.0	1.4	304	219	(5)
Australia
St. Ives (4) (6)	1.8	3.5	203	20.3	3.9	2,545	22.1	3.9	2,748	543	(5)
Agnew (4) (6)	0.4	14.9	180	3.5	4.1	454	3.8	5.2	634	202	(5)
Total Surface	163.3	1.4	7,183	162.9	1.6	8,456	326.2	1.5	15,639	1,596

Total	229.1	3.2	23,789	320.0	5.0	51,626	549.1	4.3	75,415	4,158	(8)

Notes:

(1)	Quoted as mill delivered tonnes and run of mine grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 96.9%; (2) Kloof 97.5%; (3) Beatrix 96.7%; (4) Tarkwa 95% for milling, 66% for heap leach; (5) Damang 88.6%-94.5%; (6) St. Ives 94% for milling, 55% for heap leach and (7) Agnew 94%. For Driefontein, Kloof and Beatrix, a gold price of Rand 90,000 per kilogram ($350 per ounce at an exchange rate of Rand 8.00 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa and Damang operations, ore reserve figures are based on an optimized pit at a gold price of $350 per ounce. For the Australian operations ore reserve figures are based on a gold price of A$580 per ounce ($350 per ounce at an exchange rate of A$1.66 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the three year average, calculated on a monthly basis, of the London afternoon fixing price of gold.

(2)	Actual gold produced after metallurgical recovery.

(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(4)	All operations at St. Ives and Agnew are considered surface operations for purposes of reporting reserve and production data in this reserves table.

(5)	Includes some gold produced from stockpile material which cannot be separately measured.

(6)	Excludes inferred material within the pit design.

(7)	Excludes amounts for Lima South, for which an application for conversion from a prospecting license to mining license has been lodged. The application for the conversion to a mining lease requires the grant of an environmental permit from the Ghanaian Environmental Protection Agency. Gold Fields is not aware of any significant impediment to the grant of that permit.

(8)	The total does not reflect the sum of the line items due to rounding.

The amount of mineralization which Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different from the gold price of $350 per ounce used to estimate Gold Fields’ attributable reserves of 75.4 million ounces of gold as of June 30, 2004 listed above, Gold Fields’ operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ reserves as of June 30, 2004 listed above, but applying different gold prices that are 10% above and below the $350 per ounce gold price used to estimate Gold Fields’ attributable reserves, the attributable reserves of Gold Fields’ operations would have been as follows:

	$ 315/oz		$ 350/oz	$ 385/oz
	(’000 oz)		(’000 oz)	(’000 oz)
Driefontein(1)	14,145	(2)	23,106	23,577
Kloof(1)	9,332	(3)	26,924	29,891
Beatrix(1)	8,409		9,746	10,289
Tarkwa	8,871		10,473	11,790
Damang	464		587	603
St. Ives	2,764		3,013	3,139
Agnew	637		656	682

Total(1)	44,622		74,505	79,971

Notes:

(1)	South African operations’ reserves exclude rock dumps.

(2)	Excludes Shaft No. 5 below infrastructure material which would not be economical to mine, and thus would not be a reserve, at this gold price.

(3)	Excludes the Kloof Extension Area and Eastern Boundary Area and which would not be economical to mine and thus would not be a reserve at this gold price.

The London afternoon fixing price on October 29, 2004 was $426 per ounce.

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

Gold mineralization occurs within laterally extensive quartz pebble conglomerate horizons called reefs which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralization structure, the gold fields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than two meters in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or doleritic composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

The gold generally occurs in native form, often associated with pyrite and carbon. Pyrite and gold within the reefs display a variety of forms, some obviously indicative of detrital transport within the depositional system and others suggesting crystallization within the reef itself.

The most fundamental controls of gold distribution are the primary sedimentary features such as facies variation and channel directions. Consequently, the modeling of sedimentary features within the reefs and the correlation of payable grades with certain facies is key to in situ reserve estimation as well as effective operational mine planning and grade control.

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

Developing access to the orebody

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

Extracting the orebody

Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis and broken ore is scraped into and down gullies to ore passes where it is channeled to the crosscut below. The ore is then hauled by rail to shaft ore passes where it is tipped into loading stations for hoisting to surface. Mining methods employed at Gold Fields’ operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling. South African mining methods tend to be more labor intensive.

Open Pit Mining

Developing access to the orebody

In open pit mining, access to the ore is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps.

Extracting the orebody

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

Gold Fields has a two-stage mine planning process. Each operation compiles a life of mine, or LoM, plan during the first half of each fiscal year and a detailed two year operational plan during the second half of each fiscal year, based on financial parameters issued to the operation by Gold Fields’ Operating Committee. See “Directors, Senior Management and Employees — Operating Committee.” The operational plan is presented to Gold Fields’ Board for approval at the end of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 50.0 million ($8.2 million) are submitted to the full Board for approval.

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

Processing

Gold Fields currently has 14 gold plants (eight in South Africa, three in Ghana (an additional plant is in the process of being commissioned) and three in Australia) which treat ore to extract gold. A typical gold processing plant circuit includes two phases: comminution and treatment.

Comminution

Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Gold Fields’ newer milling circuits utilize SAG milling where the ore itself and steel balls are used as the primary grinding medium. In older plants, traditional crushing and milling processes are used. Through the comminution process, ore is ground to a minimum size before proceeding to the treatment phase.

Treatment

In all of Gold Fields’ metallurgical plants, gold is extracted into a leach solution by leaching with cyanide in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the CIL or CIP process. The activated carbon is then eluted with gold recovered by electrowinning.

Gold Fields also has three heap leach operations. In the heap leach process, crushed ore is stacked on impervious leach pads and a cyanide leaching solution is sprayed on the pile. The solution percolates through the heap and dissolves liberated gold. A system of underdrains removes the gold-containing solution, which is then passed through columns containing activated carbon using the AD&R process. The loaded carbon is then eluted and the gold recovered by electrowinning.

As a final recovery step, gold recovered from the carbon using the above processes is smelted to produce rough gold bars. These bars are then transported to the refinery which is responsible for refining the bars to good delivery status.

Productivity Initiatives

Gold Fields is currently undertaking a number of initiatives intended to increase efficiency and reduce production costs at its mines. These initiatives include:

•	Safe Quality Planned Blast, or SQPB

At the South African operations, the SQPB initiative covers various activities that form part of the underground mining process and are tailored specifically to each operating mine. The purpose of the initiative is to provide for a safe blast each day as planned in the mining cycle, either at the stope face or at a development end to meet specific production and/or development targets.

•	Optimization

Various initiatives are in place to increase productivity at the international operations. For example, at St. Ives, Gold Fields is studying an improved process for the removal of lake sediment on Lake Lefroy and the introduction of trains for the hauling of underground ore at the Leviathan underground mine. At Agnew, Gold Fields is adapting the underground mining method to facilitate the safe removal of pillars at the Kim mine by introducing cemented backfill. At Tarkwa, Gold Fields converted operations to owner mining during fiscal 2004 and, in connection with the conversion, purchased a full fleet of mining equipment.

•	Cost, Supply and Labor Management

Gold Fields has implemented standardized cost reporting with uniform terminology and is introducing various systems to centralize supply procurement, improve vendor management and share services among shafts and operations. Gold Fields is putting in place an integrated daily reporting system throughout the South African operations, which it hopes will permit better allocation of labor and supplies among shafts. This includes a new payroll and human resources system called Solitgold, described below, which has been implemented at the Driefontein and Kloof operations and is expected to be implemented at the Beatrix operation in fiscal 2005. In addition, all production and ore reserve management reports are now part of the IRRIS system. See “ — Mine Planning and Management.”

•	Bonus Systems

Payroll, human resources and bonus systems are being integrated across the South African operations. Gold Fields is altering the bonus system to move it to production target-based standards, rather than only efficiency-based standards, and align it more closely with the SQPB objectives. See “Directors, Senior Management and Employees — Labor Relations — Bonus Schemes.”

•	Refrigeration and Ventilation Infrastructure

Gold Fields continues to upgrade and increase the efficiency of its refrigeration and ventilation systems.

•	Training

Gold Fields has implemented an expanded training program for employees at all levels, with an emphasis on safety, literacy and middle management development. An integrated people development system called The Integrated Manager (TIM) has been implemented at all mine sites. See “Directors, Senior Management and Employees — Employees — Training.”

•	Technology

Gold Fields is introducing a number of applied mining technologies, including mechanized development drill rigs and stope drill jigs, increased use of hydropower, new blasthole drilling methods and transport systems.

•	Payroll and Human Resources Systems

Gold Fields is currently replacing its seven different payroll and human resources systems in South Africa with an integrated payroll and human resources systems called Solitgold. Gold Fields anticipates that this initiative will provide improved controls and the ability to better manage its payroll and costs on a group-wide basis. The system was implemented in March 2004 at Driefontein and Kloof and is scheduled for implementation in fiscal 2005 at Beatrix.

•	Processing Gold Fields is upgrading its metallurgical plants with the aim of reducing processing costs and improving security.

•	Palladium

Gold Fields has introduced Palladium, an integrated occupational health and safety system that integrates and manages health and safety data from all of the South Africa operations. The management system to support Palladium is currently being finalized and Gold Fields expects the system to be fully operational in fiscal 2004.

Refining and Marketing

Gold Fields has appointed Rand Refinery Limited, or Rand Refinery, to refine all of Gold Fields’ South African produced gold. Rand Refinery is a private company in which Gold Fields holds a 33.1% interest, with the remaining interests held by other South African gold producers.

On June 1, 2004 Gold Fields exercised its right under its agreement with Rand Refinery to sell all of Gold Fields’ gold production from its South African operations with effect from October 1, 2004. Prior to that time, Rand Refinery was the exclusive agent to sell Gold Fields’ South African produced gold, and Gold Fields’ treasury was appointed by Rand Refinery to act as its agent with respect to the sale of 50% of such gold to international customers. Under the new arrangement, Rand Refinery advises Gold Fields from time to time of the amount of gold available for sale. Gold Fields sells the gold at the London afternoon fixing price for the day if it is so advised. Within two business days after receipt of this advice Gold Fields deposits an amount in U.S. dollars equal to the value of the gold sold into Rand Refinery’s nominated U.S. dollar account. On the date of the deposit, Rand Refinery, in turn, deducts any refining and administrative charges payable by Gold Fields relating to such amount of gold, and deposits the balance of the money into the nominated U.S. dollar account of Gold Fields. Gold Fields pays Rand Refinery an amount for administrative services associated with delivery of the refined gold of $0.05 per troy ounce of gold and a refining fee of $0.23 per troy ounce of gold received by Rand Refinery.

All gold produced by Gold Fields at the Tarkwa and Damang mines is refined by Rand Refinery pursuant to two non-exclusive agreements entered into in October 2004 between Rand Refinery and Gold Fields Ghana, and between Rand Refinery and Abosso. Under these agreements, Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Under these agreements, Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of delivery. Rand Refinery receives refining fees of $0.33 per ounce of gold received, and a realization fee equal to $0.16 per ounce of gold refined. These agreements continue until either party terminates it upon 90 days’ written notice.

In Australia, all gold produced by St. Ives and Agnew is refined by AGR Joint Venture (trade name Australian Gold Refineries). The AGR Joint Venture is a partnership between Australian Gold Alliance Pty Ltd and WA Mint (trade name Perth Mint). Under an agreement which became effective on September 1, 2002 among St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Joint Venture, AGR Joint Venture refines the gold produced by St. Ives and Agnew for a refining fee of A$0.36 per ounce of gold plus a transportation fee of A$0.09 per ounce (subject to minimum charges). The refining fee is scheduled to increase by two cents per ounce in January 2005 and again in January 2006. AGR Joint Venture retains 0.1% of the gold it refines to cover losses in the refining process. AGR Joint Venture must collect the gold from St. Ives and Agnew, refine it and credit the gold to its metals account in Western Australia and then either purchase the gold or swap it to London, which means that AGR Joint Venture provides gold in London for sale by Gold Fields in an amount equal to the gold from St. Ives and Agnew located in Perth. At Gold Fields’ election the gold may be sold to AGR Joint Venture at spot for a fee of $0.20 per ounce or at the London morning or afternoon fixing price for a fee of $0.25 cents per ounce or, if the gold is swapped to London, and sold through third parties for a fee which is based on the gold price and interest rates. This agreement continues indefinitely until terminated by either party upon 90 days’ written notice.

Gold Fields supports and participates in the gold marketing activities of the WGC and contributes $1.75 per ounce of gold it produces to the WGC in support of its activities.

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

Total Operations

The following chart details the operating and production results for fiscal 2002 for all operations owned by Gold Fields as of June 30, 2002, and for fiscal 2003 and fiscal 2004 for all operations owned by Gold Fields as of June 30, 2004, plus the operating and production results of the St. Helena mine through the first four months of fiscal 2003 prior to the sale of the mine to Freegold.

	Year ended June 30,
	2002	2003	2004
Production
Tonnes (‘000)	36,953	42,988	46,028
Recovered grade (g/t)	3.6	3.3	3.0
Gold produced (‘000 oz) (1)(2)	4,307	4,577	4,406
Results of operations ($ million)
Revenues	1,210.0	1,538.2	1,706.2
Total production costs	831.4	1,168.3	1,538.3

	Year ended June 30,
	2002	2003	2004
Total cash costs	713.4	974.9	1,332.5
Cash profit(3)	496.6	563.3	373.7
Cost per ounce of gold ($)
Total production costs	198	254	349
Total cash costs	170	212	302

Notes:

(1)	Includes production at Shaft No. 4, which was capitalized through the end of fiscal 2002 (fiscal 2002: 75,000 ounces)

(2)	In fiscal 2002, 4.109 million ounces of production were attributable to Gold Fields, in fiscal 2003, 4.334 million ounces were attributable to Gold Fields and in fiscal 2004, 4.158 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in the Ghana operation.

(3)	Cash profit represents revenues less total cash costs. For a reconcilliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

Underground Operations

The following chart details the operating and production results for fiscal 2002 for all underground operations owned by Gold Fields as of June 30, 2002 and for fiscal 2003 and fiscal 2004 for all operations owned by Gold Fields as of June 30, 2004, plus the operating and production results of the St. Helena mine through the first four months of fiscal 2003 prior to the sale of the mine to Freegold.

	Year ended June 30,
	2002	2003	2004
Production
Tonnes (‘000)	11,274	11,895	13,231
Recovered grade (g/t)	8.2	7.5	7.0
Gold produced (‘000 oz) (1)	2,968	2,855	2,982
Results of operations ($ million)
Revenues	824.7	958.5	1,153.4
Total production costs	564.5	729.9	1,139.6
Total cash costs	498.0	636.8	996.6
Cash profit(2)	326.7	321.7	156.8
Cost per ounce of gold ($)
Total production costs	197	252	382
Total cash costs	174	221	334

Notes:

(1)	Includes production at Kloof Shaft No. 4, which was capitalized through the end of fiscal 2002; fiscal 2002: 75,000 ounces).

(2)	Cash profit represents revenues less total cash costs. For a reconciliation of Gold Fields’ cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

Tonnes milled from the underground operations increased from 11.9 million tonnes in fiscal 2003 to 13.2 million tonnes in fiscal 2004. An increase of 2.0 million tonnes from the Australian operations, resulting from a reclassification of near surface operations from surface to underground operations, was largely offset by decreases at Driefontein and Kloof resulting from a reduction in lower grade mining at the South African operations to counter the lower Rand gold price. The amount of gold produced from the underground operations increased from 2.6 million ounces in fiscal 2003 to 3.0 million ounces in fiscal 2004. The primary reason for this increase was the Australian reclassification of near surface operations to underground operations, which accounted for an additional 420,000 ounces. This offset lower production from the South African operations due to lower tonnes milled at slightly lower yields.

Surface Operations

The following chart details the operating and production results for fiscal 2002 for all surface operations owned by Gold Fields as of June 30, 2002 and for fiscal 2003 and 2004 for all such operations owned by Gold Fields as of June 30, 2004. All operations at St. Ives and Agnew were considered surface operations prior to June 30, 2003 for purposes of reporting production data. Starting in fiscal 2004, production data for the Australian operations has been split between underground and surface operations.

	Year ended June 30,
	2002	2003	2004
Production
Tonnes (‘000)	25,679	31,093	32,797
Recovered grade (g/t)	1.6	1.7	1.4
Gold produced (‘000 oz) (1)	1,340	1,722	1,424
Results of operations ($ million)
Revenues	385.3	579.7	552.8
Total production costs	266.9	438.4	398.7
Total cash costs	215.4	338.1	335.9
Cash profit(2)	169.9	241.6	216.9
Cost per ounce of gold ($)
Total production costs	199	255	280
Total cash costs	161	196	236

Notes:

(1)	In fiscal 2002, 1.142 million ounces of production were attributable to Gold Fields, in fiscal 2003, 1.480 million ounces of production were attributable to Gold Fields and in fiscal 2004, 1.176 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(2)	Cash profit represents revenues less total cash costs. For a reconciliation of Gold Fields’ cash costs to production costs see “Operating and Financial Review and Prospects — Results of Operations.”

Tonnes milled from the surface operations increased from 31.1 million tonnes in fiscal 2003 to 32.8 million tonnes in fiscal 2004 despite the reclassification of near surface operations in Australia from surface to underground operations, principally due to increased tonnage produced in Australia and the treatment of surface tonnage at Beatrix via toll arrangements with a nearby operation. However, the amount of gold produced from the surface operations decreased from 1.7 million ounces in fiscal 2003 to 1.4 million ounces in fiscal 2004, primarily due to the increased processing of lower grade ore in Australia.

Driefontein Operation

Introduction

The Driefontein gold mine is located in the Gauteng Province of South Africa in the Far West Rand mining district, some 70 kilometers southwest of Johannesburg. Driefontein operates under a mining authorization with a total area of 8,561 hectares. It is an underground mine with nominal surface reserves represented by rock dumps that have been accumulated through the operating history of the mine. Driefontein has seven operating shaft systems and three metallurgical plants, and operates at depths between 800 meters and 3,400 meters. In the year ended June 30, 2004, it produced 1.1 million ounces of gold. Driefontein had approximately 17,900 employees, including a limited number employed by outside contractors as of June 30, 2004.

History

Driefontein was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines. Gold mining began at Driefontein in 1952.

Geology

Gold mineralization at Driefontein is contained within three reef horizons. The Carbon Leader Reef, or Carbon Leader, and the Ventersdorp Contact Reef, or VCR, occur at depths between 500 meters and 3,400 meters. The Middelvlei Reef is the third reef and is a minor contributor to reserves and production.

The stratigraphically lower Carbon Leader is a generally high-grade reef comprising different facies types, and dips to the south at approximately 25º. The Carbon Leader subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The average gold grades vary with lithofacies changes in the reef, with sub-economic grades developed on the eastern boundary and a higher grade north-trending zone developed to the west.

Mining

The Driefontein operation is engaged in both underground and surface mining, and is thus subject to all of the underground and surface mining risks discussed in the Risk Factors section. Due to the operating depths and extensive mined out areas, seismicity and the damage caused by seismicity are serious safety and productivity issues at Driefontein. To address this, among other things, Gold Fields seeks to use closely spaced dip pillar mining techniques in its newer deep level operations, as well as using backfill placement to stabilize particularly difficult areas. The safety record at the Driefontein operation during fiscal 2004, in terms of serious injury frequency rate and fatal injury frequency rate, was better than the South African industry average for the same period.

The primary challenges facing the Driefontein underground operation include seismicity, flammable gas, water intrusion and rock temperatures. As noted above, Gold Fields is seeking to reduce seismicity problems at Driefontein through using a combination of closely spaced dip pillar mining techniques and backfill methods. Water intrusion is dealt with through an extensive water pumping network. Also, because rock temperatures tend to increase with depth, Driefontein requires extensive cooling infrastructure to maintain comfortable conditions for workers. Driefontein experienced underground fires in July, September and October 2003 at Shaft Nos. 2, 10 and 8 respectively. Shaft No. 2 experienced a partial closure for 2 months, and Shaft No. 10 was closed for approximately 8 weeks after the fires. Shaft No. 8 was back in full production by the third quarter of fiscal 2004. In addition, there has been one fire to date in fiscal 2005 which resulted in minor production interruptions.

During the 2004 fiscal year, Driefontein suffered significant seismic events on July 29, 2003, July 31, 2003, September 22, 2003, November 13, 2003 and March 3, 2004 which resulted in one worker in each event losing their lives. Although the areas affected by the seismicity were temporarily closed, Driefontein did not experience material work stoppages in connection with the accidents. There have been no seismic related fatalities to date in fiscal 2005, but there have been scattered interruptions of the operations at Shaft Nos. 1, 2, 4 and 5.

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

Gold Fields is currently focusing development at Shaft Nos. 1 and 5 to increase mineable ore reserves. In addition to these shafts, Shaft No. 4 continues to be a primary center of production and new development to open up reserves in the shaft pillar area. The other shafts at the operation are mature, with production focused on remnant pillar extraction and accessing and mining the secondary reef horizons. Shaft Nos. 2 and 8 are being used to provide hoisting and services support to the active shafts. Gold Fields has completed a feasibility study to evaluate reopening Shaft No. 9, where development had previously been suspended, to access below infrastructure reserves. However, studies indicated that it was not economically feasible to open Shaft No. 9 at current gold prices. In addition, Shaft No. 10 was depleted in fiscal 2004 after having produced high grade ore for the last 40 years.

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

The Driefontein operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. Driefontein also has a water treatment plant to supply water to the Driefontein operation.

Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,
	2002	2003	2004
Production
Tonnes (‘000)	6,587	6,370	6,438
Recovered grade (g/t)	6.3	6.0	5.5
Gold produced (‘000 oz)	1,327	1,238	1,141
Results of operations ($ million)
Total production costs	234.2	293.7	405.6
Total cash costs	200.9	254.7	354.5
Cash profit(1)	171.3	165.5	85.9
Cost per ounce of gold ($)
Total production costs	180	233	355
Total cash costs	154	202	311

Note:

(1)	Cash profit represents revenues less total cash costs. For a reconciliation of Gold Fields’ cash costs to production costs see “Operating and Financial Review and Prospects — Results of Operations.”

The increase in tonnage from fiscal 2003 to fiscal 2004 was primarily due to higher surface waste dump rock and plant clean up processing, offset partially by a decrease in underground tonnage to reduce mining in lower grade areas. The strength of the Rand resulted in a deliberate move to mining higher grade areas and the curtailment of mining in areas deemed not to be economically viable. In addition, Shaft Nos. 4 and 5 did not deliver in line with plan, primarily because of faulting and production bottlenecks. The fall in ounces of gold produced occurred principally as a result of the lower tonnage processed and a reduction in underground yields. Driefontein experienced an increase in total cash costs per ounce of gold from fiscal 2003 to fiscal 2004, principally as a result of the appreciation of the Rand against the U.S. dollar as well as higher Rand cash costs. Total cash costs in Rand terms increased due primarily to a decrease in gold production from output in Shaft Nos. 4 and 5, above inflation wage increases and increases in other costs generally in line with inflation.

Output quality of the Driefontein orebody improved over the course of the fiscal year as the mine switched to mining higher grades, primarily during the latter half of the fiscal year. Shaft No. 10 was closed during fiscal 2004 and less than planned output was achieved at Shaft No. 5 due to ventilation constraints. These ventilation constraints should be removed when a new refrigeration plant and cooling infrastructure is commissioned at Shaft No. 5, which is expected to occur in the third quarter of fiscal 2005.

In June 2004, Gold Fields renamed its shafts at Driefontein. The total shaft hoisting capacity of Driefontein is detailed below.

Shaft System

Hoisting capacity	(tonnes/month)
No. 8(1)	96,000
No. 10(2)	121,000
No. 6(3)	118,000
No. 7(4)	190,000
No. 1(5)	155,000
No. 2(6)	185,000
No. 4 (7)	180,000
No. 5 (8)	175,000

Notes:

(1)	Formerly named Shaft No. 4W.

(2)	Formerly named Shaft No. 5W. This shaft was closed in fiscal 2004.

(3)	Formerly named Shaft No. 6W.

(4)	Formerly named Shaft No. 7W.

(5)	Formerly named Shaft No. 1E.

(6)	Formerly named Shaft No. 2E.

(7)	Formerly named Shaft No. 4E.

(8)	Formerly named Shaft No. 5E.

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Driefontein, at the production level achieved in fiscal 2004, Driefontein’s June 30, 2004 proven and probable reserves of 23.6 million ounces of gold will be sufficient to maintain production through approximately fiscal 2032. However, because Driefontein’s operations consist of several different shafts that are at various stages of maturity, Gold Fields expects that some shafts will decrease production earlier than others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2004, for each of the plants at Driefontein:

		Processing Techniques			Average milled for	Approximate recovery factor for
					the year ended June	the year ended June
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity	30, 2004	30, 2004
					(tonnes/month)
			CIP treatment and
No. 1 Plant	2003	SAG milling	Electrowinning	240,000	197,300	96.9%
		SAG/ball milling
No. 2 Plant	2002	circuit	CIP treatment(1)	200,000	211,800	95.1%
No. 3 Plant	1998	SAG milling	CIP treatment(1)	115,000	127,300	95.7%

Note:

(1)	After CIP treatment, electrowinning occurs at No. 1 Plant.

In fiscal 2004, the Driefontein plants collectively extracted approximately 96.2% of the gold contained in ore delivered for processing.

The No.1 Plant was commissioned with a new SAG milling circuit during the second quarter of fiscal 2004. An optimization program has been implemented to address a number of technical issues affecting the mill to improve mechanical reliability and overall utilization, including redesigning the mill discharge ends to improve product transfer size.

In addition, during fiscal 2004, certain upgrades were made at the No. 2 Plant to improve efficiency.

Capital Expenditure

Gold Fields spent Rand 238.3 million on capital expenditure at the Driefontein operation in fiscal 2004. This amount included Rand 138.7 million spent on continuing development at Shaft Nos. 1 and 5 and Rand 54.3 million on upgrading Plant Nos. 1 and 2. Gold Fields has budgeted approximately Rand 270.0 million of capital expenditure at Driefontein for fiscal 2005, principally for continuing major shaft development projects, completing metallurgical plant upgrades and completing the new refrigeration plant and cooling infrastructure at Shaft No. 5. Total capital expenditure for 2005 may be reduced if the Rand gold price remains depressed.

Kloof Operation

Introduction

The Kloof operation is located in the Gauteng Province of South Africa, near Westonaria, and comprises the former Kloof, Libanon and Leeudoorn mines. Kloof operates under a mining authorization with a total area of 20,086 hectares. It is principally an underground operation, with a limited amount of processing of surface rock dump material. Kloof has five operating shaft systems serviced by three metallurgical plants, and, like Driefontein, is a deep-level mine, with operating depths between 1,000 meters and 3,500 meters. In the fiscal year ended June 30, 2004, it produced 1.0 million ounces of gold. As of June 30, 2004, Kloof had approximately 16,600 employees, including a limited number employed by outside contractors.

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

Mining

The Kloof operation is engaged in underground mining, and is thus subject to all of the underground risks discussed in the Risk Factors section. Like Driefontein, Kloof experiences seismicity due to the extreme depth of operations and also experiences flammable gas. Newer development is based on the closely spaced dip pillar mining method to reduce the impact of seismicity at Kloof. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. In fiscal 2004, the serious injury frequency rate and the fatal injury frequency rate at Kloof were in line with the South African industry average for the same period. Kloof had three fatalities in the first quarter of fiscal 2005.

The primary challenges facing the Kloof operation are seismicity and flammable gas. As noted above, Gold Fields seeks to reduce the impact of seismicity at Kloof by using the closely spaced dip pillar mining method. Kloof experienced consistent levels of flammable gas during fiscal 2004 as compared to fiscal 2003. As noted above, early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Also, as with Driefontein, Kloof requires extensive cooling infrastructure to maintain comfortable conditions for workers due to the extreme depth of its operations.

Newer areas of Kloof, particularly deep level operations, use the closely spaced dip pillar mining method, while older areas use the longwall mining method. The focus at mature areas of Kloof is on remnant pillar mining. Shaft Nos. 1, 3, 4 and 7 provide the main centers of current production at Kloof. Mining activity at Shaft No. 4, which began production in early 2000, is still in the build up phase and is expected to reach a sustainable production level during fiscal 2005. A development program with an associated exploration program to drill and to endeavor to establish additional proven reserves and improved grades in the Shaft No. 3D area was implemented in fiscal 2002 and development has commenced into certain areas of the VCR. In addition to its own production, Shaft No. 1 provides additional hoisting capacity for Shaft Nos. 3 and 4. As a response to the strength of the Rand against the U.S. dollar, Gold Fields decided to shift its focus at its South African operations to mining in higher grade areas. As a result, Kloof reduced its production from the Middelvlei Reef and stopped production at Shaft No. 9 in the second quarter of fiscal 2004.

Pre-feasibility studies on the Kloof Extension Area, or the KEA, and the Eastern Boundary Area, or EBA, were completed in fiscal 2003. A feasibility study on the KEA was completed in fiscal 2004. However, Gold Fields is continuing surface exploration drilling in the KEA and expects to complete studies in fiscal 2005. Surface drilling at the EBA to confirm the structural model and grade zones at particular depths was completed in fiscal 2004. The EBA is still at the pre-feasibility stage, and a full view on feasibility is not expected until late fiscal 2005 or early fiscal 2006. Gold Fields expects Shaft Nos. 3, 4 and 7 to be the primary sources of future production at Kloof.

Operationally, Gold Fields is focused on improving quality volume and the rate of development at the mine by introducing updated drilling technology, including development drill rigs operated from power packs and increasing the proportion of hydropower drill rigs. Various initiatives have been implemented with the intention of improving Kloof’s mine call factor. Gold Fields has been experiencing difficulties with ore grades at the lower levels of Shaft No. 3 due to an unexpected variation in the structure of the VCR, and work is ongoing to overcome this problem.

The Kloof operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies.

Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,
	2002	2003	2004
Production
Tonnes (‘000)	4,657	4,838	4,983
Recovered grade (g/t)	7.4	7.3	6.5
Gold produced (‘000 oz) (1)	1,101	1,140	1,038
Results of operations ($ million)
Total production costs	199.3	281.4	403.0
Total cash costs	178.8	245.9	353.8
Cash profit(2)	111.3	134.2	47.2
Cost per ounce of gold ($)
Total production costs	195	246	388
Total cash costs	175	215	341

Notes:

(1)	Includes production at Kloof Shaft No. 4, which was capitalized through the end of fiscal 2002 (2002: 75,000 ounces).

(2)	Cash profit represents revenues less total cash costs. For a reconciliation of Gold Fields’ cash costs to production costs see “Operating and Financial Review and Prospects — Results of Operations.”

From fiscal 2003 to fiscal 2004, there was a significant increase in processing of surface rock dump material and a decrease in processing of underground tonnage. The decrease in gold produced was principally a result of the decrease in underground tonnage, which was part of a planned strategy to reduce lower grade mining in light of the strength of the Rand against the U.S. dollar. Gold Fields experienced an increase in total cash costs per ounce of gold from fiscal 2003 to fiscal 2004 at Kloof, principally as a result of the appreciation of the Rand against the U.S. dollar as well as higher Rand cash costs. Cash costs in Rand increased due primarily to above inflation wage increases and increases in other costs generally in line with inflation.

Output quality of the Kloof orebody improved as the mine switched to mining higher grades, primarily during the second half of the year. Gold production was below that achieved in fiscal 2003, largely because of the closure of the low grade areas at Shaft No. 9 and less than planned output at Shaft No. 4, where unpay areas and mining constraints affected production in the first half of fiscal 2004. In addition, plans were put into place to reduce the proportion of production from the Middlevlei and Kloof reefs which were considered lower grade areas.

The total shaft hoisting capacity of Kloof is detailed below.

Shaft System

Hoisting capacity	(tonnes/month)
No. 1	300,000
No. 3 (1)	150,000
No. 4 (2)	110,000
No. 7	205,000
No. 8	75,000

Notes:

(1)	This shaft does not hoist material to the surface. It has a capacity of 150,000 tonnes per month for sub-surface hoisting.

(2)	This shaft hoists only waste rock to the surface. It has a capacity of 110,000 tonnes per month for sub-surface hoisting.

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Kloof, at the production level achieved in fiscal 2004, Kloof’s June 30, 2004 proven and probable reserves of 27.3 million ounces of gold will be sufficient to maintain production through approximately fiscal 2034. However, because Kloof’s operations consist of several different shafts that are at various stages of maturity, Gold Fields expects that some shafts will decrease production earlier than others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2004, for each of the plants at Kloof:

		Processing Techniques			Average milled for	Approximate recovery factor for
					the year ended June	the year ended June
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity	30, 2004	30, 2004
					(tonnes/month)
		Traditional
		crushing and
No. 1 Plant	1970	milling	CIP treatment(1)	180,000	179,750	97.4%
			CIP treatment and
No. 2 Plant	1990	SAG milling	electrowinning	120,000	127,333	97.4%
		Traditional
		crushing and
No. 3 Plant	1990	milling	CIP treatment(1)	140,000	108,250	92.1%

Note:

(1)	After CIP treatment, electrowinning occurs at No. 2 Plant.

In fiscal 2004, the Kloof plants collectively extracted approximately 97% of gold contained in ore delivered for processing.

A pumpcell installation was completed in October 2003 at the No. 3 Plant, and the central elution facility at the No. 2 Plant was commissioned in the first quarter of fiscal 2004. This now provides one central elution facility for the entire Kloof operation.

Capital Expenditure

Gold Fields spent Rand 344.4 million on capital expenditures at the Kloof operation in fiscal 2004. Of this amount, Gold Fields spent Rand 201.2 million continuing the development projects at Shaft Nos. 4 and 7, Rand 72.6 million on refrigeration projects, Rand 19.0 million on drilling at the Eastern Boundary Area, Rand 21.2 million on the three-dimensional seismic survey project at the KEA and Rand 19.5 million on continuing metallurgical plant upgrades. The remaining balance of capital expenditure in fiscal 2004 was spent on development projects, mining and ventilation equipment. Gold Fields has budgeted approximately Rand 261.9 million of capital expenditure at Kloof for fiscal 2005, principally for the completion of a sub-vertical shaft project at Shaft No. 4, a drop down project at Shaft No. 3, and the refrigeration and the main shaft pillar extraction. Total capital expenditure for fiscal 2005, may be reduced should Rand gold prices remain depressed.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, near Welkom and Virginia, and comprises the Beatrix mine. The Beatrix operation was formerly known as the Free State operation. Gold Fields renamed the operation Beatrix following the sale of the St. Helena mine to FreeGold on October 30, 2002.

The Beatrix mine is located in the southern Free State of South Africa some 240 kilometers southwest of Johannesburg. Beatrix operates under a mining license with a total area of 16,821 hectares. It is only an underground operation, with the exception of a nominal amount of surface production from processing rock dump material. Beatrix has four shaft systems serviced by two metallurgical plants. It has shallow to intermediate depth operations, at depths between 700 meters and 2,200 meters. In the fiscal year ended June 30, 2004, Beatrix produced 0.6 million ounces of gold. As of June 30, 2004, Beatrix had approximately 12,200, employees, including a limited number employed by outside contractors.

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

In general the BXR occurs at depths between 570 meters and 1,380 meters and the KKR occurs at depths of between 1,800 meters and 2,200 meters. Both the BXR and KKR reefs are markedly channelized and consist of multi-cycle, upward fining conglomerate bands with sharp erosive basal contacts. A general east-west paytrend some 800 to 1,000 meters wide has been identified east of Shaft No. 4 and is known as Zone 5. In addition, surface exploratory drilling and underground development has exposed additional reserves to the south of the main channel of Zone 5 which now represents the majority of the reserves at the operation.

Mining

The Beatrix mine is engaged in underground mining, and is thus subject to all of the underground mining risks discussed in the Risk Factors section. The primary safety risks at Beatrix are falls of ground and flammable gas explosions. In fiscal 2001, following two fatal flammable gas explosions, regulatory authorities issued an order to stop operations at Beatrix for a period of 10 days while the mine was inspected and declared safe to resume operations. Following the accidents, management has worked actively to remedy the most significant problems which resulted in the explosion, and has implemented, the recommendations arising out of the Department of Mineral and Energy’s investigation of the incident. These remedies have included providing additional safety training and equipment for employees, establishing new monitoring and ventilation procedures and installing additional remote sensing equipment. Beatrix uses a telemetric monitoring system coupled with an extensive ventilation system to help monitor flammable gas. The safety record at the Beatrix operation during fiscal 2004, in terms of serious injury frequency rate and fatal injury frequency rate, was better than the South African industry average for the same period. In fiscal 2004, there were four fatalities at Beatrix due to falls of ground (including rock bursts). There have been no fatalities to date at Beatrix in fiscal 2005.

Beatrix requires cooling infrastructure to maintain comfortable conditions for workers at depth, although not to the degree necessary at Driefontein and Kloof. A refrigeration project at Shaft No. 3 to provide additional cooling capacity, which was originally scheduled to be completed in fiscal 2004, was postponed until fiscal 2006.

Mining at Beatrix is based upon the scattered mining method. Activity at Shaft No. 3 is focused upon haulage development and initial stoping in order to build up production at the shaft. The power source being used at Shaft No. 3 for a variety of activities including drilling is hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less power wastage.

Shaft Nos. 1, 2 and 4 are the primary sources of production at present and over time Gold Fields expects mining concentration to shift to Shaft No. 3. Gold Fields experienced inconsistent performance at Shaft No. 4 in fiscal 2004 due to grade swings at the KKR, which is characterized as being a highly erratic reef structure, making access to the orebody more difficult. In fiscal 2004, Gold Fields worked to improve ventilation and rock removal systems at Shaft 4.

Operationally, Gold Fields implemented an initiative in fiscal 2002 called Project M to mine previously developed low grade ore on a marginal cost basis, and this initiative has continued in fiscal 2004 and fiscal 2005. This ore is hoisted at Shaft Nos. 1 and 2 and transported, by road, to take advantage of spare metallurgical capacity at the No. 2 Plant. In addition, Gold Fields is also focusing on various productivity initiatives, such as programs to increase the mine call factor and new drilling and support methods and technologies. A new ventilation shaft at Shaft No. 2 was completed in fiscal 2004 which has improved underground environmental conditions at Shaft No. 2.

Gold Fields expects to increase volumes at Shaft Nos. 3 and 4 in order to offset lower grades at Beatrix and improve gold output from current levels. Gold Fields is focusing on optimizing the mining mix to maintain steady grades at Beatrix. Higher rates of development are planned and the holing of raises at Shaft No. 3 is expected to create additional ore reserve flexibility.

The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies.

Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,
	2002	2003	2004
Production
Tonnes (‘000)	4,115	4,722	5,448
Recovered grade (g/t)	4.9	4.3	3.6
Gold produced (‘000 oz)	655	659	625
Results of operations ($ million)
Total production costs	125.3	171.5	245.5
Total cash costs	110.5	151.1	222.2
Cash profit	77.3	66.5	19.2
Cost per ounce of gold ($)
Total production costs	191	260	393
Total cash costs	169	229	356

Note:

(1)	Cash profit represents revenues less total cash costs. For a reconciliation of Gold Fields’ cash costs to production costs see “Operating and Financial Review and Prospects — Results of Operations.”

Although tonnage increased from fiscal 2003 to fiscal 2004, ounces of gold produced decreased due to lower average grades as the tonnage increase came primarily from an increase in lower grade surface material processed on site. Underground grades were also marginally lower during 2004. The increase in total cash costs per ounce of gold from fiscal 2003 to fiscal 2004 at Beatrix was as a result of the lower production and recovered grade and the appreciation of the Rand against the U.S. dollar.

Lower grade and marginal mining activities were curtailed and crews redeployed to higher grade panels as they became available. Development was primarily focused on the build up of Shaft No. 3 and establishing ore reserves for the higher grade area of Zone 5 at Shaft No. 4, where potential stoping of a well-developed conglomerate with higher grade potential has been identified.

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft System

Hoisting capacity	(tonnes/month)
No. 1	170,000
No. 2	170,000
No. 3	170,000
No. 4	160,000

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Beatrix, at the production level achieved in fiscal 2004, Beatrix’s June 30, 2004 proven and probable reserves of 9.8 million ounces of gold will be sufficient to maintain production through approximately fiscal 2023. However, because Beatrix’s operations consist of several different shafts that are at various stages of maturity, Gold Fields expects that production at some shafts will decrease earlier than at others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2004, for each of the plants at Beatrix:

		Processing Techniques			Average milled for	Approximate recovery factor for
					the year ended June	the year ended June
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity	30, 2004	30, 2004
					(tonnes/month)
No. 1 Plant	1983	SAG milling	CIP treatment	250,000	266,000	95.9%
No. 2 Plant	1992	SAG milling	CIP treatment	150,000	112,400	95.0%

In fiscal 2004, the Beatrix plants collectively extracted approximately 95.7% of gold contained in ore delivered for processing.

During fiscal 2003, Beatrix put in place arrangements with a nearby mining operation to treat surface tonnage from Beatrix. In August 2004, this arrangement was terminated by the nearby mining operation. Alternative in-house treatment options are currently being pursued by Gold Fields to treat surface tonnage, including a screening project at No. 2 Plant targeted to remove more waste rock from surface tonnage prior to processing.

Also in fiscal 2004, Gold Fields also installed a Knelson concentrator at the No. 1 Plant which removes large pieces of gold earlier in the metallurgical process.

Capital Expenditure

Gold Fields spent Rand 295.1 million on capital expenditures at the Beatrix operation in fiscal 2004. This amount includes a total of Rand 22.2 million spent on a new ventilation shaft to service Shaft No. 2, Rand 170.5 million on continuing development at Shaft No. 3 and Rand 8.9 million on installation of Knelson concentrators for the No. 1 plant. Capital spending was curtailed during the year due to low profitability. Gold Fields has budgeted approximately Rand 280 million of capital expenditure at Beatrix for fiscal 2005, principally for development at Shaft No 3. Total capital expenditure for fiscal 2005 may be reduced should Rand gold prices remain depressed.

Ghana Operation

The Ghana operation is comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

Gold Fields Ghana, which holds the interest in the Tarkwa mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the Government of Ghana.

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the Tarkwa property and the adjacent northern portion of the Teberebie property which Gold Fields acquired in August 2000, together with two heap leach facilities, one on the Tarkwa property, referred to as the North Plant, and the other on the northern portion of the Teberebie property, referred to as the South Plant. A new SAG mill and CIL plant commenced continuous operations at the Tarkwa property in November 2005. For regulatory purposes, Ghanaian regulators generally regard the Tarkwa property and the acquired portion of the Teberebie property as a single operation. The Tarkwa mine operates under mining leases with a total area of approximately 20,700 hectares. It currently conducts only surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields’ agreement with the government of Ghana. In the fiscal year ended June 30, 2004, Tarkwa produced 0.5 million ounces of gold, of which 0.4 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of June 30, 2004, Tarkwa had approximately 3,300 employees, including a limited number employed by outside contractors.

History

Investment in large scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa, or GFSA, took over an area previously operated by the State Gold Mining Corporation, or SGMC. SGMC had in turn acquired the property from private companies owned by European investors. Following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people), mining operations commenced in 1997. Ore processing began at the North Plant in March 1998 and at the South Plant in December 2000.

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

Mining

The Tarkwa mine is engaged in both open pit and production stockpile surface mining, and is thus subject to all of the surface mining risks discussed in the Risk Factors section. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. While there is no reliable industry benchmark for safety at Ghanaian surface mining operations, the Tarkwa mine had a lost time injury frequency rate of approximately 1.2 per million man hours worked in fiscal 2004. There was one fatality in each of fiscal 2003, 2004 and, to date, in fiscal 2005. There were no reported fatalities at the Tarkwa mine in fiscal 2002.

Tarkwa uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting downwards into the open pit occurs in steps of six meters (or in some cases three meters) with the ore loaded into 150 tonne dump trucks.

Tarkwa currently presents no unusual challenges beyond those faced at most open pits and heap leaching mining operations, including variations in amenability of ores to leaching. However, harder ores are expected at Tarkwa which could reduce throughput at the North Plant Heap Leach facility and at the South Plant Heap Leach facility. The primary operational challenges include managing effective grade control, lowering operating costs and managing gold-in-process on heap leach pads (gold in the processing circuit that is expected to be recovered during or after operations). A new SAG mill and CIL plant was commissioned in early fiscal 2005 to add to the processing capabilities at Tarkwa.

Most mining labor at Tarkwa was previously provided by a contractor, African Mining Services (Ghana) Pty Ltd., or AMS, which is a joint venture between two Australian mining service contractors. Pursuant to a contract with Gold Fields Ghana, AMS provided employees, supplies and equipment for mining at Tarkwa, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. The contract with AMS expired at the end of fiscal 2004. Gold Fields has subsequently taken over the mining activities previously performed by AMS, having purchased its own mining fleet of equipment during the latter half of fiscal 2004. The transition from contractor mining to owner mining has gone smoothly to date with Gold Fields re-engaging the majority of the AMS operators and AMS being totally phased out during August 2004. Maintenance and repair contracts have been entered into with all the suppliers of the major equipment. Similar mining equipment to that used by AMS has been acquired to enable the mine to maintain good control over its selective mining methods. The conversion from contractor mining to owner mining at the Tarkwa mine was completed in the first quarter of fiscal 2005.

The Tarkwa mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 140 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road.

Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,
	2002	2003	2004
Production
Tonnes (‘000)	14,914	15,210	16,000
Recovered grade (g/t)	1.1	1.1	1.1
Gold produced (‘000 oz) (1)	544	540	550
Results of operations ($ million)
Total production costs	105.0	121.5	141.7
Total cash costs	89.7	105.0	126.4
Cash profit(2)	62.9	74.4	86.8
Cost per ounce of gold ($)

	Year ended June 30,
	2002	2003	2004
Total production costs	193	225	258
Total cash costs	165	195	230

Notes:

(1)	In fiscal 2002, 2003 and 2004, 0.386 million ounces of production, 0.384 million ounces of production and 0.391 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

(2)	Cash profit represents revenues less total cash costs. For a reconciliation of Gold Fields’ cash costs to production costs see “Operating and Financial Review and Prospects — Results of Operations.”

From fiscal 2003 to fiscal 2004, tonnage treated rose due to continued improvements to both the North and South Plants. Ounces of gold produced increased less, proportionally, than tonnage due to decreasing recovery from the heap leach pads. At the same time, total cash and production costs have increased mainly due to increased waste tonnage.

On a simplistic basis, and assuming that no additional reserves at Tarkwa are identified, at the production level achieved in fiscal 2004, Tarkwa’s June 30, 2004 total proven and probable reserves of 14.7 million ounces (10.4 million ounces of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2027. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

Tarkwa’s ore can be processed using conventional heap leach techniques with acceptable recoveries. The current operation incorporates two separate heap leach circuits, the North Plant and the South Plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2004, for each of the plants at Tarkwa:

Approximate
		Processing Techniques			Average treated for	progressive recovery factor for
					the year ended June	the year ended June
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity	30, 2004	30, 2004
(tonnes/month)
Multiple stage
crushing and
North Plant Heap		screening process	Heap leach (1) with
Leach Facility	1997	and agglomeration	AD&R treatment	810,000	803,041	77%

		Multiple stage crushing and	Heap leach (1) with
South Plant Heap	1992	screening process	AD&R treatment and	530,000	530,269	61.8%
Leach Facility		and agglomeration	electrowinning

Note:

(1)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of around 67% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

During fiscal 2004, the two crushing plants at Tarkwa remained in use while the heap leach pads were upgraded. In fiscal 2004, Gold Fields also undertook to expand the processing facilities at Tarkwa by construction of a new SAG mill and commissioning of a CIL plant. By June 30, 2004, $78 million of the $85 million approved for the mill project had been spent. At that time, earthwork and major structural work had been largely completed, while the SAG mill had been installed and the bulk of the electricity supply infrastructure had been finished. During the last quarter of the 2004 fiscal year, the new primary crusher was put into operation to feed the North Plant Heap Leach facility, while that plant’s crusher was shut down for a major upgrade. The new SAG mill and CIL plant commenced continuous operations in November 2004.

Gold Fields also took steps to address the expected impact of harder ores on the South Plant Heap Leach Facility and moved crushing equipment from the old Teberebie plant to the South Plant to offset any reduction in throughput due to harder ores and to provide increased screening capacity. Additional solution delivery and handling capabilities have been added to the South Plant Heap Leach facility as well.

Capital Expenditure

Gold Fields spent $136.7 million on capital expenditures at the Tarkwa operation in fiscal 2004, of which $131.1 million was spent on the Tarkwa expansion project, which consisted of the conversion to owner mining and the new mill, and $6 million was spent on the expansion of the North Plant Heap Leach Facility and leach pads. Gold Fields has budgeted approximately $72 million for capital expenditure at Tarkwa for fiscal 2005, principally for heap leach pad construction and additional mining equipment, as well as on the remaining work for the commissioning of the new CIL plant and SAG mill and the transition to owner mining.

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

Damang operates under a mining lease with a total area of approximately 5,239 hectares. In the fiscal year ended June 30, 2004, the Damang mine produced 0.3 million ounces of gold, of which 0.2 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso. As of June 30, 2004, Damang had approximately 900 employees, including those employed by outside contractors.

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

Geology

The geology of the Damang mine is different from that of the Tarkwa mine. The deposit occurs at the hinge of a regional anticline as hydrothermal mineralization associated with dominantly east dipping thrusts and sub- horizontal quartz veins. Primary gold mineralization also occurs in the conglomerates of the Tarkwaian Formation.

Mining

The Damang mine comprises both open pit and production stockpile surface mining, and is thus subject to all of the surface mining risks discussed in the Risk Factors section. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. While there is no reliable industry benchmark for safety at Ghanaian surface mining operations, the Damang mine had a lost time injury frequency rate of approximately 0.6 per million man hours worked. There were no reported fatalities at the Damang mine in fiscal 2002, 2003, 2004 or, to date, in fiscal 2005.

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting downwards into the open pit occurs in three meter flitches, which are then combined to form steps of six meters with the ore loaded into 100 tonne dump trucks.

Other than the unusual hardness of the rock at the site, Damang presents no unusual challenges beyond those faced at most open pits and ore processing operations, including variation in ore grades.

Following the acquisition of this mine in January 2002, an exploration programme was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. Following completion of the bulk of drilling by the middle of fiscal 2003, a full time evaluation project, the Damang Extension Project (DEP), was launched to turn this exploration to account. This work has successfully brought additional mineral reserves to account from conglomerate ore bodies, and from hydrothermal prospects, which are expected to add further life to this mine. The DEP has also identified an opportunity to undertake a cut back of the main Damang pit, the drilling of which began at fiscal year end. This cutback has the potential to further increase the life of Damang. Gold Fields is also exploring options to develop an underground mine below the Damang pit.

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

Detailed below are the operating and production results at Damang for the six-month period ended December 31, 2001, the period from January 23, 2002 to June 30, 2002 and the fiscal years ended June 30, 2003 and 2004.

	Six-month period	Period from January
	ended December 31,	23, 2002 to June
	2001	30, 2002 (2)	Fiscal 2003	Fiscal 2004
Production
Tonnes (‘000)	2,204	1,951	4,877	5,236
Recovered grade (g/t)	2.0	2.3	1.9	1.8
Gold produced (‘000 oz) (1)	143	141	299	308
Results of operations ($ million)
Total production costs	42.8	32.9	77.9	75.5
Total cash costs	35.0	29.9	72.6	68.5
Cash profit(3)	8.8	15.7	26.9	51.5
Cost per ounce of gold ($)
Total production costs	298	233	260	245
Total cash costs	244	211	243	222

Notes:

(1)	In the period from January 23, 2002 to June 30, 2002, 0.100 million ounces and in fiscal 2003 and 2004, 0.213 million ounces and 0.219 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso.

(2)	Financial data for the period from January 23, 2002 to June 30, 2002 and for the years ended June 30, 2003 and 2004 are based on Gold Fields’ audited financial statements for the years ended June 30, 2002, 2003 and 2004, respectively, which have been prepared in accordance with U.S. GAAP and are not comparable with financial data based on the unaudited financial statements for Abosso for the six-month period ended December 31, 2001 which have been prepared in accordance with IFRS and reconciled to U.S. GAAP.

(3)	Cash profit represents revenue less cash costs. Cash costs are reconciled in “Operating and Financial Review and Prospects — Results of Operations.”

Performance from the Damang operation during fiscal 2004 was positive, both from a mining and processing point of view. As expected, the mine began to experience a decline in head grades with the maturity of the high grade Damang hydrothermal pit. Although ongoing optimization of the mill feed blend and plant set up allowed Gold Fields to treat more tonnage than the previous year, only a slight increase in gold production resulted in fiscal 2003. Total production and cash costs increased due to decreases in the stripping ratio as the Damang open pit nears the end of its life of mine.

On a simplistic basis, and assuming that no additional reserves are identified at Damang, at an annualized production level based on actual production for fiscal 2004, Damang’s June 30, 2004 total proven and probable reserves of 0.6 million ounces (0.4 million ounces of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2007. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

All processing at Damang is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2004 for the plant:

						Approximate
						progressive
		Processing Techniques			Average milled for the year	recovery factor for the year
					ended June 30,	ended June 30,
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity	2004	2004
					(tonnes/month)
		Single stage
		crushing with SAG
Main Plant	1997	ball milling	CIL	450,000	435,000	90.6%

The optimization of the Damang mill involves careful blending of hard and soft ores to maximize use of the milling circuit, which remains the constraint in this plant. During fiscal 2004, the leaching circuit’s agitation system was upgraded to allow treatment of ores with a range of viscosities. Mining operations were similarly modified to optimize the plant feed blend by advancing mining in the low grade but soft conglomerate pits, which displaced lower grade ore from the stockpiles.

Capital Expenditure

Gold Fields spent $3.2 million on capital expenditures at the Damang mine in fiscal 2004, of which $2 million related to mining projects primarily directed at defining mining areas which have the potential of extending the mine’s life. The balance represents spending on plant and equipment. Gold Fields has budgeted approximately $5.9 million of capital expenditure at Damang for fiscal 2005, primarily for bringing the recently identified deposits to production, mill maintenance and brown field exploration.

Australia Operations

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

The royalties are payable in cash, quarterly in arrears. On June 26, 2002, WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million ($2.0 million at an exchange rate of A$1.80 to $1.00), which was paid on July 11, 2002. The obligation to pay royalties in respect of St. Ives is still in effect. To date, no royalty payments have been required to be paid by Gold Fields under this agreement.

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds mining leases covering a total area of approximately 91,078 hectares. St. Ives is both a surface and underground operation, with a number of open pits, three operating underground mines and two metallurgical plants. In fiscal 2004, St. Ives produced 0.5 million ounces of gold. St. Ives had a work force of approximately 900 employees as of June 30, 2004, approximately 690 of whom were employed by outside contractors.

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

Mining

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in the Risk Factors section. Seismicity at the Junction mine is the primary safety risk, which is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. The safety record at St. Ives during fiscal 2004, in terms of lost time injury frequency rate, was better than the Australian industry average for the same period. No fatalities were recorded in fiscal 2002, 2003, 2004 or, to date, in fiscal 2005.

St. Ives sources production from a variety of underground and surface operations, and has a heap leach operation which treats low and marginal grade ore. The principal production sources in fiscal 2004 included the Junction, Argo and Leviathan underground mines, the Argo open pit mine and the open pit mines within the Greater Revenge Area. Gold Fields expects the principal production sources in fiscal 2005 to include the Junction underground mine, the Argo underground mine, the Leviathan underground complex, and the several open pit mines within the Greater Revenge Area. As many of the operations at St. Ives involve mining deposits on or under Lake Lefroy (which is a shallow salt lake), extracting ore requires construction of berms and other earthworks to prevent water intrusion. Open pit operations use 180 to 250 tonne excavators loading 150 tonne trucks. Waste dumps are formed adjacent to the pits.

All underground mining activities are completed under a contract with Carlowen Proprietary Ltd, which trades as GBF Underground Mining, or GBF. The five year agreement commenced in April 2004 which operates under a cost reimbursable model. GBF provides all the employees, equipment and consumables necessary to complete the underground development and stoping. Under the terms of the contract Gold Fields approves all expenditures incurred and guarantees to reimburse 95% of these costs, with the remaining 5% plus any profit earned contingent on GBF achieving certain key performance indicators.

Under the terms of the contract, GBF is liable for claims arising from its performance or non-performance, and any loss, damage, injury or death related to the presence of its employees onsite. GBF is not liable for liabilities or losses that are the result of negligence of or a breach of a statutory duty of the mine owner. GBF is required to ensure that it and any subcontractors have adequate insurance.

Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at St. Ives, under an alliance contract which was extended in January 2004 for a five year period. Leighton provides employees, consumables and equipment for mining ore and waste disposal. The contract is structured so that Leighton carries all the risk on plant and personnel with Gold Fields carrying the risk on costs through reimbursement. Leighton is reimbursed 100% of its costs and is given an additional amount for overhead. Payments above costs are contingent upon Leighton achieving certain key performance indicators.

Under the terms of the contract, Leighton is liable for claims arising from its performance or non-performance or any loss, damage, injury or death related to the presence of its employees on the sites. Leighton is not liable for claims or loss due to the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

Junction Underground Mine

The Junction mine currently uses a combination of uphole open stoping and uphole bench and fill mining methods, with the mix depending on development and production needs. Backfilling using a slurry consisting of tailings and cement, a specifically designed dynamic ground support system as well as stope sequencing, are used to address seismicity issues. Access to the orebody is through a decline tunnel which accommodates workers, materials and equipment. The maximum depth at present is approximately 700 meters. As expected, there was a production decline in fiscal 2004 at the Junction mine, previously St. Ives biggest contributor. Mining at the Junction mine is expected to be complete in fiscal 2005.

Argo Complex

Argo has had an open pit operation since 1994. After a dormant period, WMC began open pit mining there again in 2000. Open pit operations ceased in fiscal 2004. Development of the Argo underground reserves commenced in fiscal 2003 in line with Gold Fields’ strategy to reduce reliance on the Junction mine as a source of high grade ore. Stoping activities at the Argo mine commenced in November 2003. By the second half of fiscal 2004, the Argo underground mine had reached targeted stoping tonnages.

Greater Revenge Complex

Mining at the Greater Revenge Area commenced in 1989. Mining operations at the Greater Revenge Area during fiscal 2004 consisted primarily of the Agamemnon and Mars open pit mines, which are located under Lake Lefroy. The mines apply typical open pit and lake sediment mining methods.

Leviathan Complex

The Leviathan complex consists of three distinct areas: Sirius, which is in production, East Repulse, which is in production, and Conqueror, which commenced development in late fiscal 2004. The Sirius underground operation, the first of the three underground operations scheduled within the Leviathan complex, commenced operations during fiscal 2003. Sirius consists primarily of two large stopes which are expected to be depleted early in calendar 2005. East Repulse commenced stoping operations in fiscal 2004. Development of the Conqueror area began in late fiscal 2004 with water drainage and rehabilitation of old access areas. In addition, Gold Fields is continuing to explore opportunities for further extensions of mining operations within the Leviathan complex.

The most significant features of fiscal 2004 were the expected decline of the Junction mine, previously St. Ives biggest contributor, and the planned commissioning of the new underground mines at Argo, Sirius and East Repulse. This strategy had been initiated following significant difficulties at Junction in fiscal 2002 and fiscal 2003 relating primarily to seismic activity and the maturity of this operation. The ramp up of Sirius occurred early in the fiscal year and operations have been a great success following the introduction of more mechanized mining and ore handling systems, including automated loading of trucks and the use of underground road trains for haulage of ore to the surface. Although progress on the other two underground mines was slow in the first half of the fiscal year, by the second half, the Argo mine had reached targeted stopping tonnages while East Repulse began its production ramp up.

The St. Ives operation has access to the local electricity supplier and water, rail and road infrastructure, and needed supplies are trucked in from Kalgoorlie.

Detailed below are the operating and production results at St. Ives for the seven-month period ended June 30, 2002, fiscal 2003 and 2004.

	Seven-month period
	ended June 30, 2002	Fiscal 2003	Fiscal 2004
Production
Tonnes (‘000)	3,398	5,486	6,744
Recovered grade (g/t)	3.1	2.9	2.5
Gold produced (‘000 oz)	341	513	543

	Seven-month period
	ended June 30, 2002	Fiscal 2003	Fiscal 2004
Results of operations ($ million)
Total production costs(1).	75.3	151.3	204.7
Total cash costs(1)	56.3	101.5	162.6
Cash profit(2)	47.3	74.7	49.2
Cost per ounce of gold ($)
Total production costs(1)	221	295	377
Total cash costs (1)	165	198	300

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets

(2)	Cash profit represents revenues less total cash costs. For a reconciliation of Gold Fields’ cash costs to production costs see “Operating and Financial Review and Prospects — Results of Operations.”

From fiscal 2003 to fiscal 2004, there was a significant increase in tonnage but gold produced increased only marginally due to lower recovered grades. Total cash costs increased primarily due to the commissioning of the underground mines and the appreciation of the Australian dollar against the U.S. dollar. These factors, when taken together with the lower recovery grades resulted in higher total cash costs per ounce of gold. Total open pit volumes mined decreased from fiscal 2003 levels, evidencing a reduction in ore mining volumes in line with the planned build up in underground mining and an increase in open pit stripping ratios.

On a simplistic basis, and assuming that no additional reserves are identified at St. Ives, at an annualized production level based on actual production during fiscal 2004, St. Ives’ June 30, 2004 proven and probable reserves of 3.0 million ounces of gold will be sufficient to maintain production through approximately fiscal 2011. However, because St. Ives’ operations consist of several different underground and open pit mines that are at various stages of maturity, it is expected that production at some operations will decrease earlier than at others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2004, for each of the plants at St. Ives. The Heap Leach Plant operation treats low and marginal grade ore from St. Ives, with crushing and stacking conducted by a contractor, Henry Walker Eltin Proprietary Ltd, or Henry Walker Eltin.

Approximate
					Average	recovery
		Processing Techniques			milled for the year ended June	factor for the ended June
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity	30, 2004	30, 2004
(tonnes/month)
Single stage
		crushing and SAG	CIP treatment with
Main Plant	1988	milling	electrowinning	258,000	260,000	94.1%
Multiple stage
Heap Leach		crushing and
Plant (1)	2000	screening process	Carbon absorption	167,000	202,000	57.1%

Note:

(1)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 60% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of around 60% of contained gold, equivalent to full recovery of all recoverable gold.

The St. Ives mill and heap leach pads each performed well throughout the year. Early in fiscal 2004, recognizing the scale of the production challenges at St. Ives, Gold Fields initiated a substantial toll treatment program using two other mills in the area. Total volumes treated by the plants was slightly ahead of the total volume of ore mined, with the balance of ore being sourced from existing low grade stockpiles. However, Gold Fields does not expect to use other mills in the area to toll treat its ore in fiscal 2005.

The St. Ives optimization study, which had been exploring long-term processing and mining strategies, was completed during the second quarter of fiscal 2004 with the completion of a feasibility study. On November 20, 2003, Gold Fields announced plans to construct a new CIP mill at an estimated cost of A$125.0 million. Gold Fields expects to complete construction in December 2004. This new plant will replace the existing Main Plant which is old, inflexible and expensive to operate.

Capital Expenditure

Gold Fields spent A$171.3 million on capital expenditures at St. Ives in fiscal 2004, primarily reflecting acceleration of the mill expansion project and the costs of the development of the underground mines and pre-stripping of open pits. Gold Fields has budgeted approximately A$112.3 million for capital expenditure at St. Ives for fiscal 2005, principally for exploration, the completion of a new metallurgical processing plant, continuing underground development at the Argo mine and the Leviathan complex and further pre-stripping of open pits.

Agnew

Introduction

Agnew is located 23 kilometers southwest of Leinster, approximately 375 kilometers north of Kalgoorlie in Western Australia. It holds mining leases covering a total area of approximately 58,868 hectares. Agnew is both a surface production stockpile and underground operations, with one open pit stockpile, two underground mines and one metallurgical plant. In fiscal 2004, it produced 0.2 million ounces of gold. Agnew had a workforce of approximately 300 employees as of June 30, 2004, approximately 160 of whom were employed by outside contractors.

History

Gold was discovered at Agnew in 1895, with gold being produced there since then. WMC acquired the operation in the early 1980s and commenced open pit mining operations in 1987.

Geology

The Agnew deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the Achaean Eastern Goldfields province within the Yilgarn Craton. In the Agnew area the greenstone belt is comprised of an older sequence of ultramafic flows, gabbros, basalts, felsic volcanics and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew deposits are located on the western limb of this anticline, and major deposits discovered to date lie at or near, the sheared contact with the overlying sequence of sedimentary rocks. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones.

Mining

Agnew is engaged in underground mining and production stockpile surface mining and is thus subject to all of the underground and stockpile mining risks discussed in the Risk Factors section. The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support. The safety record at Agnew during fiscal 2004, in terms of lost injury time frequency rate, was better than the Australian industry average for the same period. There were no fatalities at Agnew in fiscal 2002, 2003, 2004 or, to date, in fiscal 2005.

Agnew was constrained by a shortage of ore sources during fiscal 2003 caused by a poor grade performance in the Waroonga open pit and the decline in economic ores in the Crusader underground mine. The Waroonga open pit was closed during the third quarter of fiscal 2003 following an expected depletion of economic ores and complications associated with pit wall instability. The low grade ore stockpile from this source will be depleted early in fiscal 2005. Following a decline in the Crusader mine, operations at that mine were shifted to the adjacent Deliverer lode. The performance of this complex remained erratic due to the high degree of variability in grade and thickness of ore zones. Gold Fields expects operations there to cease by the middle of fiscal 2005. The Kim underground mine, which was commissioned in fiscal 2003, achieved sustainable levels of production by the end of fiscal 2003 and performed well in 2004.

Most underground mining labor at the Crusader/Deliverer and Kim underground mines is currently provided by Byrnecut. Byrnecut provides employees, supplies and equipment for underground mining activities including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under the contracts which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Byrnecut is liable for claims arising from its performance or non-performance and any loss, damage, injury or death related to the presence of its employees on the sites. Byrnecut is not liable for claims or loss due to the mine owner’s negligence. Byrnecut is required to ensure that it and any subcontractors have adequate insurance. The agreement provides that major work at the mines is to be completed by May 23, 2006.

Waroonga Complex

The Waroonga Complex currently includes the Kim underground mine and the Main Lode deposit. The Waroonga open pit mine was completed and operations ceased in the third quarter of fiscal 2003. Development of the Kim underground mine, to access an orebody below the Waroonga open pit, continued during fiscal 2003 with primary ore production activities commencing in the second half of the year. The mine currently uses uphole open stoping methods with access to the orebody through a decline tunnel which accommodates workers, materials and equipment. All mining is currently conducted by Byrnecut. Ore production achieved full sustainable levels in the first half of fiscal 2004. Feasibility studies for the adjacent

Main Lode underground deposit are expected to be completed early in fiscal 2005 with development planned for the remainder of the year. The most significant production and financial contribution came from the relatively new Kim underground mine (in the Waroonga Complex), which reached full production during fiscal 2004. The ore grades have generally been above expectation while the ore zones have generally been more continuous than original drilling had predicted. During the year the mining method at Kim was evolved to reduce pillar sizes with the introduction of cemented aggregate backfill, which has increased extraction of the ore body.

Crusader/Deliverer Underground Mine

The Crusader deposit was discovered in 1987, with mining commencing in 1989, initially via an open pit mine. Access to the mine is from a portal near the bottom of the old Crusader open pit mine which leads to a decline. The Deliverer deposit is adjacent to Crusader and is mined concurrently via the same decline access from the surface. Mining methods employed include jumbo cut and mullock fill, uphole open stoping and uphole bench and fill mining methods and are varied to accommodate changes in geotechnical conditions and orebody geometry. All mining and access activities are conducted by Byrnecut. Gold Fields expects economic reserves to be depleted and mining operations at Crusader to have ceased by the middle of fiscal 2005. Exploration and development works are currently being undertaken at several other deposits to provide alternative sources of production. Depletion of the Crusader/Deliverer underground complex was expected early in fiscal 2004, but positive exploration results in the upper end of the Deliverer lode resulted in continued mining activity through the entire fiscal year.

Songvang Open Pit

A significant development at Agnew during fiscal 2004 was the proving of the Songvang open pit. A feasibility study for the Songvang deposit, located eight miles south of the Crusader mine, was completed during the first half of fiscal 2004 and the open pit was approved for development late in fiscal 2004. It is expected to be brought into production in the second quarter of fiscal 2005. This open pit is expected to produce a base load of medium grade ores that, along with the high grade ores from the Waroonga underground complex, are expected to extend the life of Agnew before alternative ore sources are needed.

In addition, innovative exploration around the Redeemer, Waroonga and Crusader complexes has turned up ore grade intersections which in all cases appear worthy of follow up. Exploration on Agnew’s regional tenements, which is the subject of a joint venture with Breakaway Resources, has also brought the Vivien deposit, a portion of which was previously mined and which is located in the northeast of Agnew, closer to a final feasibility decision in fiscal 2005.

Agnew has access to the local electricity supplier and road infrastructure. Water is supplied from local wells, and needed supplies are generally trucked in from Kalgoorlie.

Detailed below are the operating and production results at Agnew for the seven-month period ended June 30, 2002, fiscal 2003 and fiscal 2004.

	Seven-month period
	ended June 30,
	2002	Fiscal 2003	Fiscal 2004
Production
Tonnes (‘000)	682	1,268	1,179
Recovered grade (g/t)	3.8	3.5	5.3
Gold produced (‘000 oz)	83	144	202

	Seven-month period
	ended June 30,
	2002	Fiscal 2003	Fiscal 2004
Results of operations ($ million)
Total production costs(1)	29.0	56.9	61.1
Total cash costs(1)	18.0	31.5	44.5
Cash profit(2)	7.0	17.8	34.0
Cost per ounce of gold ($)
Total production costs(1)	351	396	303
Total cash costs(1)	218	219	221

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	Cash profit represents revenues less total cash costs. For a reconciliation of Gold Fields’ cash costs to production costs see “Operating and Financial Review and Prospects — Results of Operations.”

In fiscal 2004, tonnage processed and ounces of gold produced were 1.2 million and 0.2 million ounces, respectively. While tonnes processed decreased from fiscal 2003, gold production increased due in large part to increased yields resulting from improved underground mine performance plus an increase in overall gold recovery. In addition, the Waroonga open pit mine had been producing grades below expectations prior to its closure during fiscal 2003. Total cash costs increased principally because of the appreciation of the Australian dollar against the U.S. dollar and a substantial increase in underground tonnage produced. Total production costs per ounce decreased due to lower depreciation as a result of the lower capital base following the impairment recorded in fiscal 2003. See “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2003 — Impairment of assets.” On a per ounce basis, total cash costs increased only slightly as the impact of the appreciation in the Australian dollar was almost entirely offset by the increase in recovered grade.

On a simplistic basis, and assuming that no additional reserves are identified at Agnew, at an annualized production level based on actual production during fiscal 2004, Agnew’s June 30, 2004 proven and probable reserves of 0.7 million ounces of gold will be sufficient to maintain production through approximately fiscal 2006. However, because Agnew’s operations consist of several different underground mines that are at various stages of maturity, it is expected that some operations will decrease production earlier than others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which reserves are based, as well as unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2004 for the plant:

		Processing Techniques			Average	Approximate
					milled for	recovery factor for
					the year ended June	the year ended June
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity	30, 2004	30, 2004
(tonnes/month)
Main Plant	1986	SAG milling	CIP treatment	96,000	100,000	94.0%

Capital Expenditure

Gold Fields spent A$27.4 million on capital expenditures at Agnew in fiscal 2004, primarily on development at the Waroonga Complex. Gold Fields has budgeted approximately A$38.2 million for capital expenditure at Agnew for fiscal 2005, primarily for stripping of the new Songvang open pit, continued underground development on the Waroonga Complex and exploration.

Exploration

Gold Fields holds a diverse portfolio of active gold and platinum group metal exploration projects and assets in Africa, Europe, North America, South America, China and Australasia, which are primarily held through project companies incorporated in the jurisdiction where the exploration projects or assets are located. In addition, Gold Fields has in place a number of exploration projects in connection with mineral rights it holds which are adjacent to its active mining operations in South Africa, Ghana and Australia. Gold Fields’ exploration program is headquartered in Denver, Colorado, which also acts as the regional office for North and Central America, with regional offices also in Oxford, England (responsible for Europe, the former Soviet Union and Africa), Perth, Australia (responsible for Australasia and China) and Santiago, Chile (responsible for South America). Gold Fields’ exploration team includes 25 geologists, along with support staff. Gold Fields directs exploration activities at sites adjacent to its South African, Ghanaian and Australian operations from its offices in Johannesburg, Oxford and Perth, respectively, with logistical support from the mining operations.

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

Gold Fields has also expanded its exploration activities in countries and regions where it has more limited experience by means of equity investments in, and strategic alliances with, junior mining partners that are already operating in the relevant region with the requisite mining permits and approvals. Gold Fields has applied this strategy to exploration projects in China, Canada, Venezuela, Guinea, Sardinia, Guatemala, Tanzania, and Burkina Faso, among others.

Generally, Gold Fields budgets to spend up to $10 per ounce of gold it produces on exploration, provided the opportunities offered warrant such expenditure. At current gold prices, the economics of gold prospects that may offer positive returns has improved. Gold Fields exploration projects are carefully selected with strict economic criteria in mind and may involve longer term metal price and exchange rate assumptions. Recently, higher metal prices have increased the demand for quality projects and, consequently, have increased the price of entry into those projects.

In order to be considered by Gold Fields, an exploration project must have the potential to meet the majority of certain minimum target criteria, which Gold Fields refers to as the “Rule of Twos”. The Rule of Twos criteria require that a project has potential for a minimum of 2 million ounces of reserves, production rates of greater than 200,000 ounces per year, cash cost of production of less than half the commodity price and a double digit rate of return. If these criteria are met and the project fits within Gold Fields’ strategic development goals and is located in a region with acceptable risk, Gold Fields will consider taking on the project.

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

Gold Fields’ Exploration Projects

The table below provides a breakdown of the number of projects in Gold Fields’ four exploration regions for each of the five phases of the resource triangle as at September 30, 2004. The table does not include exploration projects on sites adjacent to Gold Fields’ existing operations in South Africa, Ghana or Australia.

	North and Central
Phase	America	Europe and Africa	Australasia	South America
Feasibility	—	1	—	1
Pre-feasibility	—	1	—	—
Resource definition	—	3	1	1
Initial drilling	2	5	2	3
Greenfield	—	3	3	2

Gold Fields spent $28.2 million on exploration projects not adjacent to its mining operations in fiscal 2004. Gold Fields’ total exploration budget for projects not adjacent to its mining operations for fiscal 2005 is approximately $47.0 million. In addition, Gold Fields spent $45.9 million on exploration at sites adjacent to its existing mining operations in fiscal 2004 and has budgeted approximately $24.5 million for fiscal 2005. Gold Fields made equity investments in junior mining partners of $23.5 million, as well as exploration expenditure in the APP of approximately $11.4 million during fiscal 2004 and expects to spend approximately $14.6 million to finalize the feasibility study on the APP. If a decision is made to proceed, Gold Fields expects to spend a further $18.4 million on the APP during fiscal 2005. In addition, approximately $15.0 million has been budgeted for development of the Cerro Corona Project

Arctic Platinum Project

The APP is located near the city of Rovaniemi in northern Finland. APP was set up in 2000 as a joint venture to develop potential platinum group metal deposits through open pit and underground operations. Gold Fields held 51% of APP during fiscal 2003, with the remainder held by Outokumpu Oy, a Finnish industrial conglomerate with over 50 years’ experience designing and supplying technology for the mining and metallurgical industries. On September 11, 2003, Gold Fields exercised its pre-emptive right to acquire Outokumpu’s 49% interest in APP, for consideration of $31 million comprising $23 million in cash and Gold Fields ordinary shares worth $8 million.

APP is currently at an advanced stage of assessing two potential open pit deposits called Konttijarvi and Ahmavaara, which are referred to as the Suhanko Project. The Konttijarvi and Ahmavaara deposits are found in the Konttijarvi-Suhanko Intrusion, which forms part of the Portimo mafic layered complex situated in northern Finland. Project development during fiscal 2004 focused on the Suhanko Project, with particular emphasis on trial mining, pilot plant test work and infill drilling. Also during the year the environmental permit application for the Suhanko Project was submitted to the Northern Environmental Permit Authority in Oulu. Permits to begin construction are expected in the second half of 2005. APP has begun the process of obtaining the mining lease for the Suhanko Project. A renewal application for the Suhanko mining license was submitted to the Ministry of Trade and Industry in May 2004. The application is expected to be finalized once the final boundaries of the lease area have been established with landowners. The Ministry is expected to issue a concession certificate in late fiscal 2005 which would give APP the right to process and use all extractable minerals in the area covered by the concession certificate and to use the area for mining and processing. Securing suitable treatment terms from one or a number of smelters remains the single biggest challenge to proving this project and will be the focus of particular attention, separate from the completion of engineering and other feasibility study aspects. As of June 30, 2004, approximately 262,300 meters of drilling had been completed.

Cerro Corona Project

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona Project from a Peruvian family-owned company, Sociedad Minera Corona S.A., or SMC. The agreement calls for a reorganization whereby the assets of the Cerro Corona Project are to be transferred to a new Peruvian company named Sociedad Minera La Cima S.A. This condition has been waived by Gold Fields. Gold Fields’ obligation to acquire the Cerro Corona Project is subject to the acquisition of all surface rights and the securing of all permits necessary to construct and operate a mine at the site. Gold Fields has the discretion to waive these two conditions.

The Cerro Corona Project forms part of a porphyry copper-gold deposit located within Hualgayoc Mining District approximately 40 kilometers northwest of the Yanacocha Gold Mine in the Department of Cajamarca, northern Peru. At the time the definitive purchase agreement was signed, SMC already owned 141.7 hectares, comprising the surface rights over much of the Cerro Corona deposit, the Mina Carolina plant and campsite, and about half of the valley that would be used for tailing storage. The remaining parcels needed for the Cerro Corona Project, which total 382.06 hectares, are under various stages of ongoing negotiation by SMC and Gold Fields.

The Cerro Corona Project has been the subject of extensive exploration and several feasibility studies over the last 10 years. Current work by Gold Fields is focused on community relations and completion of an updated environmental impact study. Technical work is also in progress to support a new feasibility study expected to be completed by June 2005. Assuming that all required permits are approved by mid-2005, the construction period is expected to take about 18 months and production start-up is scheduled for early calendar 2007.

The Cerro Corona Project is located in the highest part of the Western Cordillera of the Andes in Northern Peru, close to the headwaters of the Atlantic continental basin. It lies approximately 90 kilometers by road north of the departmental capital of Cajamarca (population approximately 100,000) and near the village of Hualgayoc. Access from Cajamarca is by means of an all-weather road to the Yanacocha Mine (45 kilometers), followed by approximately 45 kilometers of a relatively poor quality gravel road that continues on to the village of Hualgayoc and the town of Bambamarca.

Gold Fields will complete an updated resource estimate by May 2005 to complete a new feasibility study by June 2005, with input from new data relating to sulfur analyses, waste characterization, check analyses, clay mineralogy, drill hole re-logging, surface mapping and an in-fill/metallurgy drill program. This will be followed by an updated mine plan and new reserve estimate to be completed by June 2005. To support the program described above, Gold Fields plans to also carry out detailed re-mapping of the Cerro Corona deposit with an emphasis on structure and alteration. A concurrent property wide geologic map will also be made as part of an exploration / condemnation program.

Recent Developments

Proposed IAMGold Transaction

On September 30, 2004, Gold Fields, Gold Fields Ghana, Gold Fields Guernsey and IAMGold, signed a definitive agreement, referred to in this discussion as the Gold Fields International Agreement, pursuant to which, subject to, among other things, the conditions precedent set out below, all assets owned by Gold Fields’ subsidiaries located outside the Southern African Development Community, or SADC, would be transferred to IAMGold in exchange for the issuance to Gold Fields or its subsidiaries common shares of IAMGold, or the Consideration Shares, which will result in Gold Fields owning, directly or indirectly, approximately 70% of the fully diluted equity of the enlarged company. In addition, immediately before completion IAMGold shareholders, registered as such on a record date, which will be a date shortly before completion, will receive a special cash dividend of C$0.50 per IAMGold share. The Gold Fields International Agreement was amended and restated as of November 4, 2004 to incorporate certain conditions and amendments requested by the TSX. This transaction is referred to in this discussion as the IAMGold Transaction.

The Gold Fields International Agreement provides for the transfer by Gold Fields’ subsidiaries to IAMGold or its subsidiaries of the following assets, which are referred to in this discussion as the Acquired Interests:

•	100% ownership interest in the St. Ives and Agnew gold mines in Australia;

•	71.1% ownership interest in the Tarkwa and Damang gold mines in Ghana;

•	the APP, in which Gold Fields’ subsidiaries have a 100% interest;

•	80.7% economic interest and 92% voting interest in the Cerro Corona development project in Peru, the acquisition of which is subject to completion;

•	all of the working capital (comprising cash, cash equivalents and receivables owing by trade debtors, less payables owed to trade creditors) of Gold Fields Guernsey and Gold Fields Ghana; and

•	a portfolio of other exploration properties, cash and investments.

The consideration for the Acquired Interests will consist of 351,690,218 fully paid and non-assessable common shares of IAMGold ranking on the same level and equally with the existing common shares in issue. Based on IAMGold’s volume weighted average trading share price over the 20 trading days prior to August 11, 2004, the date on which Gold Fields and IAMGold first announced the IAMGold Transaction, these common shares had a market value of approximately $2.1 billion. The number of common shares to be issued will be subject to adjustment based on the total net cash contributed by Gold Fields to the acquired companies and the vendors thereof from June 24, 2004 through to completion of the IAMGold Transaction. This adjustment will be made based on the 20 business day volume weighted average trading price of the IAMGold shares prior to closing and is capped at U.S.$50 million. Following completion of the IAMGold Transaction, IAMGold will be a listed subsidiary of Gold Fields.

Gold Fields has undertaken that, for so long as required by any South African regulatory authority, it will retain a minimum shareholding of 50.1% in Gold Fields International. Upon completion of the IAMGold Transaction, Gold Fields will be contractually precluded from selling part of its shareholding in Gold Fields International unless it sells its entire shareholding.

Upon completion of the IAMGold Transaction, IAMGold will be renamed Gold Fields International and will become the international growth vehicle (outside of the SADC region) for Gold Fields.

Gold Fields will retain its existing primary listing in South Africa on the JSE and listings outside of South Africa on the NYSE and certain other international exchanges.

The IAMGold Transaction provides for a U.S.$20 million break fee payable under certain conditions.

Subject to approval of the IAMGold Transaction by the holders of ordinary shares of Gold Fields (voting in person or by proxy) at an extraordinary general meeting scheduled for December 7, 2004, or the EGM.

In order to satisfy certain conditions imposed by the SARB in granting its approval of the IAMGold Transaction, which are described below, IAMGold has agreed to provide Gold Fields with anti-dilution rights. These rights include pre-emptive rights that enable Gold Fields and its affiliates to purchase as many shares of Gold Fields International as are necessary to maintain beneficial ownership of not less than 50.1% (or such lesser percentage as may be required or permitted from time to time by the SARB) of the outstanding common shares of Gold Fields International on a fully diluted basis from time to time. The anti-dilution rights entitle Gold Fields to maintain its ownership interest from time to time by participating in any issuance of Gold Fields International equity securities for cash at the same price as other purchasers. In the case of a non-cash issuance, Gold Fields is entitled to participate to the extent necessary to enable it to maintain its interest at 50.1% (or such lesser percentage as may be permitted by the SARB) at a cash price equal to the prevailing market price or fair value of the securities being offered. The anti-dilution rights also restrict Gold Fields International’s ability to issue shares in circumstances where shareholder approval is required, and has not been obtained, prior to the exercise of Gold Fields’ pre-emptive rights.

The IAMGold Transaction is subject to, among other things, the following principal conditions precedent:

•	the approval, to the extent necessary, of any regulatory authorities having jurisdiction over the IAMGold Transaction, including the JSE and Canadian securities regulators;

•	the approval by a majority vote of the holders of ordinary shares of Gold Fields (voting in person or by proxy) at the EGM to be held to approve the IAMGold Transaction;

•	the approval by a majority of shareholders of IAMGold (voting in person or by proxy) at the special meeting of shareholders to be held to approve the IAMGold Transaction;

•	the listing of the Consideration Shares of IAMGold on the TSX, and the New York Stock Exchange, or the NYSE, or failing the NYSE, the American Stock Exchange, or AMEX, and confirmation from the TSX and the NYSE or AMEX that the Consideration Shares will not be subject to escrow arrangements;

•	obtaining third party consents and releases from certain guarantees and obligations of Gold Fields and its subsidiaries (other than the Acquired Interests) in respect of the Acquired Interests, releases from certain cross-guarantees and obligations flowing from the Acquired Interests in favor of Gold Fields or its subsidiaries other than the Acquired Interests and the consent of Mvela Resources, to the assignment of Gold Fields’ exploration rights outside of SADC;

•	no person having acquired beneficial ownership of 20% or more of IAMGold’s outstanding common shares prior to completion of the IAMGold Transaction;

•	IAMGold entering into an agreement granting to Gold Fields the anti-dilution rights described above as of completion;

•	the absence of any changes, effects, occurrences or states of facts, other than those affecting the economy and markets generally (including changes to the gold price and currency exchange rates), that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Interests or IAMGold; and obtaining all necessary governmental consents for the IAMGold Transaction.

This transaction, if completed, will be accounted for as a reverse acquisition because Gold Fields will obtain the majority interest in the enlarged company.

Overview of Gold Fields International

If the transaction is completed, Gold Fields International will have interests in six operating mines: four in West Africa (Tarkwa and Damang in Ghana, Sadiola and Yatela in Mali) and two in Australia (St. Ives and Agnew) with 2005 forecast production totaling 2.0 million ounces of gold. In addition, Gold Fields International will have two near-term development projects, located in Finland (Arctic Platinum) and, subject to completion of the acquisition thereof, Peru (Cerro Corona), along with various royalty interests and a portfolio of advanced-stage exploration projects in Latin America, Canada, Australia, China and Africa.

Gold Fields’ largest shareholder OJSC MMC Norilsk Nickel, or Norilsk, has irrevocably undertaken to vote against the completion of the the proposed IAMGold Transaction. In a statement issued on November 19, 2004, the Gold Fields’ Board of Directors stated that, should Gold Fields’ shareholders vote against the proposed IAMGold Transaction, it would move quickly to implement alternative strategies to ensure that the inherent value of Gold Fields’ international assets can be delivered directly to Gold Fields shareholders.

Harmony Offer

On October 18, 2004, Harmony announced an unsolicited and hostile tender offer to acquire the entire issued share capital of Gold Fields. According to the registration statement on Form F-4, or the Form F-4, filed by Harmony with the SEC, Harmony has structured the tender offer to occur in two steps. The first step consists of an “early settlement offer” in which Harmony has offered to acquire up to 34.9% of the outstanding Gold Fields ordinary shares (including ordinary shares in the form of American depositary shares, or ADSs). In the early settlement offer, Harmony has offered to exchange 1.275 new Harmony Shares or ADSs, for every Gold Fields ordinary share or ADS, respectively. The early settlement offer has been structured as two simultaneously run offers. There is what is referred to in this discussion as a “U.S. Offer” to holders of Gold Fields ordinary shares located in the United States and holders of Gold Fields ADSs wherever located. In addition, there is what is referred to in this discussion as an “International Offer” to holders of Gold Fields ordinary shares outside the United States to the extent such holders may lawfully participate in the International Offer. According to the Form F-4, Harmony states that the U.S. Offer and the International Offer are being made on substantially similar terms and are subject to substantially similar conditions.

Harmony has stated in the Form F-4 that there are only two conditions to the early settlement offer. The first condition is that the issuance of new Harmony ordinary shares and ADSs upon closing of the early settlement offer shall have been duly approved by Harmony’s shareholders at an extraordinary general meeting to be held for that purpose. According to a press release dated, November 12, 2004, Harmony held an extraordinary general meeting on that date and the issuance of the new Harmony ordinary shares and ADSs was duly approved by its shareholders. The second condition is that the Form F-4 has been declared effective by the SEC. On November 19, 2004, Harmony announced that its registration statement on Form F-4 had been declared effective by the SEC.

According to Harmony’s disclosure in the Form F-4, the early settlement offer will close on November 26, 2004.

As disclosed in the Form F-4, Harmony has irrevocably committed to commence a “subsequent offer” immediately after the completion of the early settlement offer. Harmony has stated that the subsequent offer will also be structured as two simultaneously run offers – one a U.S. Offer and the other an International Offer. Harmony has stated that the subsequent offer will be made on the same terms as the early settlement offer, but will be subject to different conditions, which Harmony has stated will include:

•	the passing and, where applicable, registration by the registrar of the Harmony resolutions relating to the subsequent offer, among other things;

•	Harmony receiving acceptances of the subsequent offer from Gold Fields shareholders holding in excess of 50% of the entire issued share capital of Gold Fields, including those Gold Fields ordinary shares and ADSs settled by Harmony under the early settlement offer and those Gold Fields ordinary shares in respect of which Norilsk has irrevocably undertaken to accept the subsequent offer;

•	the proposed IAMGold transaction not being implemented for whatever reason;

•	the proposed acquisition of Gold Fields being approved by the relevant competition authorities;

•	the Form F-4 with respect to the new Harmony Shares and ADSs to be issued in the further offers having been declared effective by the SEC; and

•	the approval of all regulatory authorities whose approval is required for the implementation of the further offers.

In response to Harmony’s unsolicited and hostile tender offer, on November 3, 2004, the Board of Gold Fields issued an Offer Response Document to its shareholders and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC recommending that Gold Fields shareholders take no action and reject the Harmony offer. The text of the Board’s recommendation statement and further details on the background to, and basis for, the Board’s recommendation may be found in the Offer Response Document. The Offer Response Document is included as an exhibit to the Schedule 14D-9, which is available free of charge from the SEC’s website. In addition, Gold Fields is pursuing various legal and regulatory actions in South Africa and the United States challenging the basis on which the Harmony offer is being made. See “Risk Factors — Harmony’s offer to purchase all of Gold Fields’ outstanding ordinary shares is disruptive to Gold Fields’ business and threatens to adversely affect Gold Fields’ results of operations.”

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

Regulatory and Environmental Matters

South Africa

Environmental

Gold Fields’ South African operations are subject to various laws relating to the protection of the environment. South Africa’s Constitution grants the people of South Africa the right to an environment that is not harmful to human health or well-being and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and the National Environmental Management Act 107 of 1988 grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

Environmental legislation in South Africa has become increasingly more onerous while enforcement of environmental requirements in South Africa is now more rigorous than in the past. Specific environmental rules pertaining to prospecting and mining are set out in the Mineral and Petroleum Resources Development Act 28 of 2002, or the New Minerals Act and its regulations. The environmental obligations imposed by the New Minerals Act are significantly more stringent than the provisions of the former legislation. In particular, the New Minerals Act makes express provision for Directors’ liability in circumstances when environmental harm arises pursuant to mining operations. See “— Mineral Rights.”

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. All prospecting and mining operations are required by the New Minerals Act to be conducted according to an approved environmental management plan, which must be approved by the Department of Minerals and Energy.

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan. In addition, during the operational life of the mine they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The trust fund system enables payments to be made in a tax efficient way, while providing comfort to the regulators that the operator has the means to restore any mine after operations have ceased. As of October 29, 2004, Gold Fields had contributed a total of approximately Rand 340.5 million, including accrued interest, to the fund.

Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14000 for all surface portions of its South African operations. Gold Fields’ non-South African operations received full ISO 14001 certification in fiscal 2003.

In addition, Gold Fields is in the process of devising programs to implement at its operations to become compliant with the International Cyanide Management Code.

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

The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational health care services are made available by Gold Fields to employees from its existing facilities. Pursuant to changes in the Occupational Diseases Act, Gold Fields may experience an increase in the cost of these services. See “Key Information — Risk Factors — Gold Fields’ operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens.” This increased cost, should it transpire, is currently indeterminate.

Mineral Rights

The New Minerals Act. The New Minerals Act came into effect on May 1, 2004. The New Minerals Act vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, and advance social and economic development as well as to create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. Gold Fields currently owns substantially all of the mineral rights under the previous regime for the properties for which it has mining authorizations and will seek to convert these rights into mining rights under the New Minerals Act.

Under the former regulatory regime, mineral rights (which encompass the right to prospect and mine) in South Africa were held either privately or by the government of South Africa. Ownership of private mineral rights was held through title deeds and constituted real rights in land, which were enforceable against any third party. Prospecting and mining are now regulated by the provisions of the New Minerals Act including the transitional provisions included therein.

The transitional provisions of the New Minerals Act phase out existing rights to prospect and mine granted under the old legislation. The transitional provisions contemplate three scenarios: (1) mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place; (2) mineral rights that are the subject of prospecting permits and prospecting is taking place; and (3) mineral rights in respect of which a mining authorization has been issued and mining is taking place. The rights described in the three categories are referred to as old order rights. Under category (1), the holders of privately-held mineral rights would need to apply for a prospecting or mining right in their own names to replace their existing mineral rights. Application has to be made within one year of the relevant provision of the New Minerals Act becoming operational. Under categories (2) and (3), any prospecting permit or mining authorization granted under the old legislation would continue to be valid for the period granted under the old legislation, subject to a maximum period of two or five years, respectively. After the lapse of the one year period referred to in category (1) and the two and five year periods in categories (2) and (3) respectively, the mineral rights would cease to exist. Within these periods, in order to continue with its mining or prospecting operations, the holders of mineral rights and prospecting permits or mining authorizations would have to apply for a new prospecting right or mining right in respect of category (1) and for conversion to new prospecting or mining rights in respect of categories (2) and (3). Gold Fields is entitled to conversion of its existing old order rights provided that it complies with the requirements for conversion, some of which are of a discretionary nature.

Under the New Minerals Act prospecting rights are initially granted for a maximum period of five years, and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A wide range of factors and principles including proposals relating to black economic empowerment and social responsibility, the details of which are still being determined, will be considered by the Minister of Minerals and Energy, or the Minister, when exercising her discretion whether to grant these applications including, for example, evidence of an applicant’s ability to conduct mining operations optimally. Gold Fields might not be successful in its applications for new prospecting rights or mining rights.

The provisions of the New Minerals Act provide that a mining or prospecting right granted under the New Minerals Act could be cancelled if the mineral to which such mining right relates is not mined at an “optimal rate.” Furthermore, royalties not payable under the old legislation may become payable to the State. See “— The Royalty Bill.”

The Mining Titles Registration Amendment Act, or the Mining Titles Act, came into force on May 1, 2004. The Mining Titles Act provides for the registration of rights granted under the New Minerals Act. The Mining Titles Act repeals certain sections of the current legislation dealing with the registration of mineral rights, subject to the transitional provisions of the New Minerals Act. Until rights held under the previous regime are converted to rights under the New Minerals Act, rights held under the previous regime that become subject to a change in ownership during the transition period will not be able to be registered under the name of the new owner. See “Risk Factors — Gold Fields’ mineral rights in South Africa will become subject to new legislation which could impose significant costs and burdens — The New Minerals Act.”

The New Minerals Act contains a provision requiring the Minister, within six months of the relevant provision becoming operational, to develop a broad-based socio-economic empowerment charter for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. The South African Government appointed a task team which included representatives from mining companies, including Gold Fields, to develop a charter. On October 11, 2002, the Minister and representatives of certain mining companies and the National Union of Mineworkers signed a charter that reflects the consultation process called for by the New Minerals Act. The Mining Charter became effective on May 1, 2004.

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

To achieve these objectives, the charter requires that mining companies achieve a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years by each mining company. Ownership can comprise active involvement, through HDSA controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad based vehicles like employee stock option plans. The charter envisages measuring progress on transformation of ownership by:

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

It is envisaged that transactions will take place in a transparent manner and for fair market value with stakeholders meeting after five years to review progress in achieving the 26% target. Under the charter, the mining industry as a whole agrees to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk.

In addition, the charter requires, among other things, that mining companies:

•	offer every employee the opportunity to become functionally literate and numerate by the year 2005;

•	spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years;

•	give HDSAs preferred supplier status, where possible, in the procurement of capital goods, services and consumables; and

•	identify current levels of beneficiation and indicate opportunities for growth.

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

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvela Transaction, involving the acquisition by Mvela Resources of a 15% beneficial interest in the South Africa gold mining assets of Gold Fields for cash consideration of R4,139 million. See “Operating and Financial Review and Prospects — Overview — Mvelaphanda Transaction.” The Mvela Transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the mining charter coming into effect. There is no guarantee, however, that the Mvela Transaction will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10 year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the mining charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful conversion of any or all of its existing mining rights or for the grant of new mining rights or that the terms of any conversion or grant would not be significantly less favorable to Gold Fields than the terms of its current rights. See “Risk Factors — Gold Fields’ mineral rights in South Africa will be subject to new legislation which could impose significant costs and burdens — The New Minerals Act.” Management believes that Gold Fields is well positioned to meet the requirements of the mining charter within the prescribed periods.

The Royalty Bill. On March 20, 2003 the draft Mineral and Petroleum Royalty Bill, or the Royalty Bill, was released for public comment. The South African National Treasury subsequently missed an August 1, 2003 deadline for submitting a revised draft to the South African Parliament and, as yet, no revised draft has been submitted or published.

The Royalty Bill proposes to impose a 3% revenue based royalty on the South African gold mining sector payable to the South African government. The royalty would be calculated on the basis of published tradable value or, where no published tradable value is available, on an imputed gross sales value of the relevant mineral. The royalty would be deductible as an expense for income tax purposes as opposed to a rebate against income tax. Under the terms of the proposed Royalty Bill, the royalty is to take effect when companies convert to new order mining rights in accordance with the New Minerals Act, although the Minister has indicated that the royalty is not expected to take effect until the transitional period for the conversion of mining rights under the New Minerals Act expires. The Minister of Finance in his Budget Speech in February 2004 indicated that the royalty will be based on revenues and will take effect in 2009. If adopted, in either its current or a revised form, the Royalty Bill could have an adverse effect on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Key Information — Risk Factors — Gold Fields’ mineral rights in South Africa will become subject to new legislation which could impose significant costs and burdens — The Royalty Bill.”

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

If land is restored without fair compensation it is possible that a constitutional challenge to the restoration could be successful. Once a notice of a land claim has been published in the Government Gazette the rights of any person in respect of such land are restricted in that he may not perform certain actions, including, but not limited to, selling, leasing or developing such land, unless the Regional Land Claims Commissioner has been given one month’s written notice. The Commission is obligated to notify the owner of land in respect of which a claim has been lodged or any other party which might have an interest in a claim. All claims were required to be lodged with the Commission by December 31, 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. However, new land claims may only be instituted after December 31, 1998, if an original claim was filed incorrectly. Gold Fields has not been notified under the Land Claims Act of any land claims against it but it may be notified of claims in the future. If Gold Fields is notified of land claims in the future, these claims could have a material adverse effect on Gold Fields’ right to the properties to which the land claims relate. See “Key Information — Risk Factors — Gold Fields’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.”

The Restitution of Land Rights Amendment Act, or the Amendment Act, became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. See “Key Information — Risk Factors — Gold Fields’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.”

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

Transfers of funds from South Africa for the purchase of shares in existing offshore entities or for the expansion of existing business ventures offshore require Exchange Control approval. Under the exchange control regulations, Gold Fields and its South African subsidiaries can invest overseas only if the investment meets certain tests including one of “national interest”, as determined by the SARB. However, consideration will be given to applications submitted to the SARB to transfer funds from South Africa for the purpose of initial foreign expansion and expansion of existing projects.

South African companies will be allowed to retain outside South Africa foreign dividends declared after

October 26, 2004. Foreign dividends repatriated to South Africa after that date may be retransferred abroad at any time and be used for any purpose.

A listing by a South African company on any stock exchange other than the JSE in connection with raising capital needs permission from the SARB. Any such listing which would result in a South African company being redomiciled also needs approval from the Minister of Finance.

Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields’ seek further SARB approval prior to applying any such funds to a specific use. Any limitations imposed by the SARB on Gold Fields’ use of the proceeds of a capital raising could adversely affect Gold Fields financial and strategic flexibility. See “Key Information — Gold Fields’ financial flexibility, including its ability to utilize the proceeds of this offer outside South Africa, could be materially constrained by South African exchange control regulations.”

In his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends.

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

The principal legislation regulating activities which affect the environment is the Environmental Protection Act, 1994 (Act 490) and the Environmental Assessment Regulations (LI 1652) and related guidelines. Mining operations are required by these laws to undergo an environmental impact assessment process, to obtain approval for an environmental permit prior to commencing operations and subsequently, after a period of operation, to submit an environmental management plan for the operations to obtain an environmental certificate. The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. This obligation is included in a reclamation security agreement signed by the mining company and negotiated with the Environmental Protection Agency, or EPA, and is secured by posting reclamation bonds and a cash deposit, which serve as a security deposit against default.

In Ghana, environmental management plans are submitted every three years and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Updated reclamation plans are submitted to the EPA every two years with readjustment of the calculated bond. Gold Fields Ghana has posted a reclamation bond of $6.1 million representing 50% of the liability estimated at December 2001. The bond is expected to be increased in the second quarter of fiscal 2005 to $7.4 million. Estimated rehabilitation costs totaling $26.6 million are forecast over the life of Tarkwa and Teberebie. Reclamation bonds are assessed based on 50% of the agreed estimated rehabilitation costs for the two year period after the date of the last reclamation plan.

Gold Fields Ghana has an environmental permit for both the Teberebie and the Tarkwa properties. Gold Fields Ghana has been issued an environmental certificate for the two properties as a single unit dated October 27, 2003 which expires on October 26, 2006 and Teberebie is now treated as part of Tarkwa for purposes of this certificate. As part of the process of obtaining an environmental certificate, Gold Fields Ghana has posted a reclamation bond for Tarkwa and Teberebie and has submitted an environmental management plan covering both properties. In Ghana, environmental management plans are submitted biannually and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Reclamation bonds are assessed based on agreed estimated rehabilitation costs incurred to date and expected to be incurred during the two years until the next reclamation plan is submitted to the EPA. Estimated rehabilitation costs totaling $26.6 million are forecast over the life of Tarkwa and Teberebie.

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

Gold Fields is in the process of devising programs to implement at its operations to become compliant with the International Cyanide Management Code.

Abosso submitted its first environmental impact assessment statement in 1991, but soon discovered the Damang orebody which necessitated revision of the statement. An amended and updated environmental impact assessment statement was submitted, and Abosso was then issued an environmental permit on November 21, 1995. This permit was amended in November 1996. Since then, Abosso has submitted the required environmental management plans and reclamation plans and is in compliance with all permit, certificate and reclamation requirements. An environmental certificate for the Damang mine was issued on October 9, 2003 for a two year period to October 8, 2005. Abosso was the first mining company in Ghana to sign a reclamation security agreement, in May 2001. This agreement was re-negotiated to include rehabilitation cost estimates in respect of additional expansion areas of the mine and to take account of a reduction in its reclamation liability after achieving certain prescribed reclamation criteria for a portion of the mining area covered by its lease. An amended and restated reclamation security agreement for Damang was signed in March 2003. Abosso has posted a reclamation bond of $2.0 million and deposited $200,000 cash to secure the agreement. Estimated rehabilitation costs totaling $6.3 million are forecast over the life of Damang.

Health and Safety

A mine owner is statutorily obligated to, among other things, take steps to ensure that the mine is managed and worked in accordance with the provisions of the Mining Regulations, 1970 L.I. 665 which provide for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken at every mining operation to ensure the safety and health of mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety on the mine. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shut down of all or a portion of the mine or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offence. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer adverse consequences. See “Key Information — Risk Factors — Gold Fields’ operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.”

On September 12, 2003, the National Health Insurance Act, 2003 (Act 650) came into effect. The act requires every person resident in Ghana to belong to either a public or private health insurance scheme. To fund the National Health Insurance Fund, the act imposes a levy of 2.5% on goods and services produced or provided in, or imported into, Ghana. By the National Health Insurance (Commencement of Levy) Instrument, 2004 (L.I. 1973) the imposition of the levy came into force on August 1, 2004. Certain types of machinery used in mining, as well as water and certain types of fuel are exempt from the levy. Employers who establish or contribute to a private health insurance scheme are not exempt from payment of the levy. As a result, the imposition of the levy could increase Gold Fields’ costs with respect to goods and services utilized in Ghana, including labor costs. See “Key Information — Risk Factors — Gold Field’s operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.”

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

In addition, under Ghanaian law, the Tarkwa property mining leases are subject to the ratification of parliament. The Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the government of Ghana, has submitted the Tarkwa property leases for parliamentary ratification, but they have not yet been ratified. See “Key Information — Risk Factors — Gold Fields’ mineral rights in Ghana are subject to regulations which could impose significant costs and burdens.”

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

Under the provisions of the Minerals and Mining Law, the size of an area in respect of which a mining lease may be granted cannot exceed 50 square kilometers for any single grant or 150 square kilometers in the aggregate for any company. Gold Fields Ghana’s mining leases cover approximately 207 square kilometers and Abosso’s mining lease covers approximately 52 square kilometers. Gold Fields has identified land at the Tarkwa and Damang sites which is not viable for Gold Fields’ desired use and plans to give up that land so as to come within the prescribed limits prior to the end of calendar 2004.

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

Government Option to Acquire Shares of Mining Companies

Under Ghanaian law, the government is entitled to a 10% interest in any Ghanaian company which holds mineral rights in Ghana without the payment of compensation. The government of Ghana has already received this 10% interest in each of Gold Fields Ghana and Abosso. The government also has the option of acquiring an additional 20% interest in the share capital of mining companies at a price agreed upon by the parties, at the fair market value at the time the option is exercised, or as may be determined by international arbitration. The government of Ghana exercised this option for Gold Fields Ghana, and subsequently transferred the interest, which now forms part of the IAMGold interest in Gold Fields Ghana. The Government of Ghana retains this option to purchase an additional 20% of the share capital of Abosso. As far as management is aware, the government of Ghana has not exercised this option for any other gold mining company in the past.

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

The Contaminated Site Act 2003 is expected to come into effect in late 2004. This legislation will require Gold Fields to report known or suspected contaminated sites. Gold Fields may also be required to remediate an affected site if there is contamination that is likely to cause harm to human health or the environment. The government of Western Australia recently amended the Environmental Protection Act 1986 to create new offences in relation to environmental harm (some of which provide for strict liability) and other obligations with which Gold Fields must comply. One of the purposes for these amendments is to broaden the Department of Environmental Protection’s power to prosecute for environmental harms. As a result, Gold Fields’ exposure to prosecution for environmental harms may be increased. Further, as a result of these changes, Gold Fields’ environmental duties and responsibilities will be increased which could impose significant costs and burdens. See “Key Information — Risk Factors — Gold Fields’ operations in Australia are subject to environmental regulations which could impose significant costs and burdens.”

Gold Fields is in the process of devising programs to implement at its operations to become compliant with the International Cyanide Management Code.

Health and Safety

The Western Australia Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, regulates the duties of employers and employees in the mining industry with regard to occupational health and safety and outlines offences and penalties for breach. The regulations prescribe specific measures and provide for inspectors to review the work site for hazards and violations of the health and safety requirements. A violation of the health and safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shut down of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. However, mine owner liability for contractors’ employees under the Safety and Inspection Act extends only to matters which the employer can reasonably control. See “Key Information — Risk Factors — Gold Fields’ operations in Australia are subject to health and safety regulations which could impose significant costs and burdens.”

A bill to reform laws with respect to health and safety in Western Australia’s mining industry was introduced in the Western Australia parliament in August 2004 but has not, as yet, been passed. The proposed reforms will increase penalties for breaches of the health and safety law, including imprisonment of persons found liable for the breaches and introduce new offenses, including gross negligence causing death or serious injury. In addition, there will be broader powers for inspectors to impose improvement or prohibition notices on machinery and work practices, and a new duty of care imposed on employers with respect to residential accommodation supplied in connection with employment. If these changes are enacted, Gold Fields’ exposure to prosecution will be increased, as will be the costs of health and safety compliance of Gold Fields’ mining operations in Australia.

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

The Aboriginal heritage laws protect sites of significance to Aboriginal people which have ongoing ethnographic, archaeological or historic significance. Gold Fields is aware of several Aboriginal heritage sites on its tenements. However, it does not believe that the protected status of these sites will materially affect its current operations in Australia. See “Key Information — Risk Factors — Gold Fields’ tenements in Australia are subject to native title claims and Aboriginal heritage sites which could impose significant costs and burdens.”

Property

Gold Fields’ operations as of June 30, 2004 comprised the following:

Gold Fields’ operative mining areas as of June 30, 2004

Operation	Size
Driefontein	8,591 hectares
Kloof	20,086 hectares
Beatrix	16,821 hectares
Ghana
Tarkwa	20,700 hectares
Damang	5,239 hectares
Australia
St. Ives	91,078 hectares
Agnew	58,868 hectares

Gold Fields leases its corporate headquarters in Johannesburg.

The New Minerals Act came into operation on May 1, 2004. The New Minerals Act vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa. Under the former regulatory regime, mineral rights (which encompass the right to prospect and mine) in South Africa were held either privately or by the government of South Africa. Ownership of private mineral rights was held through title deeds and constituted real rights in land, which were enforceable against any third party. Prospecting and mining are now regulated by the provisions of the New Minerals Act including the transitional provisions included therein.

The transitional provisions of the New Minerals Act phase out existing rights to prospect and mine granted under the old legislation. Gold Fields owned substantially all of the mineral rights under the previous regime for which it has mining authorizations under that regime. Gold Fields will seek to convert those rights into mining rights under the New Minerals Act. Gold Fields is in the process of preparing its application for conversion of its rights into mining rights under the New Minerals Act. Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns various mineral, under the previous regime, and surface rights contiguous to its operations in South Africa. As required under the New Minerals Act, Gold Field intends to register its surface rights utilized for mining purposes before April 30, 2005. Gold Fields has received mining rights on properties which it has identified as being able to contribute, now or in the future, to its business and will similarly seek to convert those mining rights to mining rights under the New Minerals Act. See “— Regulatory and Environmental Matters — South Africa — Mineral Rights.”

Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a royalty which is calculated on the basis of a formula which ranges from 3% to 12% of revenues derived from mining at the sites. For fiscal 2004, this formula resulted in Gold Fields paying royalties equivalent to approximately 3% of the revenues from gold produced at the Tarkwa and Teberebie properties, and Abosso paying approximately 3% of the revenues from gold produced at the Damang property.

In Australia, mining rights and property are leased from the state. Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. Gold Fields pays a royalty to the state of 2.5% of revenues from gold produced at St. Ives and Agnew.

Gold Fields also holds exploration tenements covering a total of approximately 26.2 million hectares (excluding mining leases and the Cerro Corona exploration leases) in various countries, including China, Indonesia, Finland, South Africa, Ghana and Australia. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. See “— Exploration.”

Gold Fields holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals. In addition, Gold Fields controls, directly and indirectly, approximately 66,000 hectares of land in the West Wits region, including, among other things, a nature reserve, wetlands and a golf course.

Research and Development

Gold Fields undertakes various research and development projects relating to gold production technology and potential uses of gold. In particular, Gold Fields has developed a patented technology called Biox® through its wholly-owned Swiss subsidiary Biomin Technologies S.A. Biox® involves a process by which bacteria releases gold from sulfide bearing gold ore to permit more economical recovery of the gold. During fiscal 2004, Gold Fields reevaluated the potential future income arising from existing and possible new contracts for Biox®, and as a result reduced the carrying value of the patent. See “Operating and Financial review and Prospects — Years ended June 20, 2004 and 2003 — Impairment of assets.”

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

Legal Proceedings

On May 6, 2003 a lawsuit was filed by Zalumzi Singleton Mtwesi against Gold Fields Limited in the State of New York. Mr Mtwesi alleges, among other things, that during the apartheid era, he was subjected to human rights violations while employed at Kloof Gold Mining Company Limited, which at the time was a subsidiary of a predecessor of Gold Fields. Mr Mtwesi filed the lawsuit on behalf of himself and as representative of all other victims and all other persons similarly situated. In summary, Mr Mtwesi and the plaintiffs’ class demand an order certifying the plaintiffs’ class and compensatory damages from Gold Fields Limited in the amount of $7 billion. A complaint has not been served on Gold Fields. If and when service of the complaint takes place it will be vigorously contested.

On July 9, 2004, a lawsuit was filed in a federal district court in New York by six individuals against Gold Fields and a number of other defendants including IBM Corporation, Anglo American PLC, UBS AG, Union Bank of Switzerland, Fluor Corporation, Strategic Minerals Corporation, the Republic of South Africa and President Thabo Mbeki. The lawsuit alleges, among other things, that one of the plaintiffs was a victim of apartheid by virtue of acts committed at facilities in Randfontein, South Africa, that were allegedly owned by one or more predecessors of Gold Fields and that Gold Fields is liable for various wrongful acts and property expropriation, as well as violations of international law, allegedly committed during the apartheid era in South Africa. The plaintiffs are jointly and severally seeking, on each of two counts, unspecified compensatory damages and punitive damages in the amount of $10 billion with interests and costs, against the various defendants. A complaint has not been served on Gold Fields.

See “Risk Factors — Gold Field is a named defendant in two lawsuits filed in the United States alleging human rights violations during the apartheid era which could impose significant costs and burdens.”

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

Cut-off grade: the grade which distinguishes the material within the orebody that is to be extracted and treated from the remainder. See also “— Paylimit.”

Decline or Incline: a sloping underground opening for machine access from the surface to an underground mine or from level to level in a mine. Declines and inclines are often driven in a spiral to access different elevations in the mine.

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

Elution: removal of the gold from the activated carbon.

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

Paylimit: the value at which the orebody can be mined without profit or loss, calculated using an appropriate gold price, production costs and recovery factors. See also “— Cut-off grade.”

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

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with Gold Fields’ consolidated financial statements including the notes, appearing elsewhere in this annual report. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Additional Information — Forward-Looking Statements” and “Key Information — Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Overview

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is currently the second largest gold producer in South Africa, on the basis of annual production, and one of the largest gold producers in the world. Gold Fields is also currently engaged in exploration activities for platinum group metals primarily in Finland. In the year ended June 30, 2004, Gold Fields produced 4.4 million ounces of gold, 4.2 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Gold Fields Limited, or Abosso. Gold Fields had attributable reserves of 75.4 million ounces of gold as of June 30, 2004.

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

With effect from July 1, 1999, Gold Fields acquired the remaining interest in the St. Helena mine and reorganized the group to simplify its holding structure. For further details of the evolution of the Gold Fields group structure, see “Information on the Company —History.”

Total gold production was 4.307 million ounces in fiscal 2002 including gold production from Kloof Shaft No. 4, which was capitalized until the end of fiscal 2002 while the shaft was at the development stage, (4.109 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso. Total gold production increased to 4.577 million ounces in fiscal 2003 (4.334 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso). This was mainly due to the St. Ives and Agnew mines in Australia and the Damang mine in Ghana being accounted for the full twelve months in fiscal 2003 compared to seven months and five months, respectively, in fiscal 2002. This was slightly offset by St Helena only being accounted for four months in fiscal 2003, compared to the full twelve months in fiscal 2002, due to the sale of St Helena effective October 30, 2002. Total gold production decreased to 4.406 million ounces in fiscal 2004 (4.158 million ounces which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso). This decrease was due to the closure of two loss making shafts, Kloof Shaft No. 9 and Driefontein Shaft No. 10 and the planned reduction of marginal mining at the South African operations. This strategy was due to the sharp reduction in the rand gold price in the latter half of the year.

Australian Acquisition

On November 5, 2001, Gold Fields and two newly-established Australian subsidiaries of Gold Fields entered into an agreement with WMC to acquire the St. Ives and Agnew gold mining operations from WMC. The transaction was completed on November 30, 2001. The consideration for the transaction was $233.1 million, comprising $180.0 million in cash and 12,000,000 Gold Fields ordinary shares valued at $53.1 million. Of the cash amount, a total of $169.6 million was paid on November 30, 2001. The remainder was comprising principally of amounts in respect of transfer taxes and was paid in full by June 2002. Pursuant to the agreement with WMC, Gold Fields was obligated to issue to WMC ordinary shares with a value of $52.0 million based on the trading price of Gold Fields’ ADSs, subject to a minimum of 12,000,000 ordinary shares being issued. The higher value of $53.1 million assigned to the ordinary shares by Gold Fields is due to the method of determining that value under U.S. GAAP. On November 30, 2001, Gold Fields issued 12,000,000 ordinary shares to WMC. The market value of those ordinary shares, based on the closing price of Gold Fields’ ADSs of $4.60 on November 29, 2001, was $55.2 million. Gold Fields has also agreed to make certain future royalty payments if the future gold price and St. Ives’ and Agnew’s cumulative future gold production exceed specified amounts. On June 26, 2002 WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million ($2.0 million at an exchange rate of A$1.80 to $1.00), which was paid on July 11, 2002. On November 30, 2001, Gold Fields drew down the full amount of a $160.0 million term loan facility and $5.0 million of a $90.0 million revolving credit facility to finance, in part, the acquisition. Gold Fields made the first repayment of $16.0 million on the term loan facility in May 2002. During fiscal 2003, Gold Fields repaid $114.5 million on the term loan facility and the full $5 million on the revolving credit facility. During fiscal 2004 the balance of the loan was repaid. See “—Liquidity and Capital Resources—Credit facilities.” Gold Fields assumed operational control of St. Ives and Agnew upon the completion of the acquisition on November 30, 2001.

Damang Acquisition

On January 23, 2002, Gold Fields and Repadre Capital Corporation, or Repadre (now IAMGold Corporation, or IAMGold), completed the acquisition from Ranger Minerals Limited, or Ranger, of Ranger’s 90% beneficial interest in Abosso and shareholder loans from Ranger to Abosso totaling A$75.7 million ($39.4 million at an exchange rate of A$1.92 per $1.00, which was the noon buying rate on the date of the transaction). Abosso is a Ghanaian company which owns the Damang mine in Ghana. The consideration for the purchase was A$63.3 million ($32.9 million at an exchange rate of A$1.92 per $1.00) contributed by Gold Fields and 4,000,000 Repadre shares contributed by Repadre. On January 23, 2002, Gold Fields drew down the full amount of $50.0 million available under two credit facilities to provide funds for the acquisition, refinance a letter of credit which acts as an environmental performance bond for the Damang mine, refinance Abosso’s existing indebtedness and provide funds for general corporate purposes. By June 2002, Gold Fields repaid in full the $15.0 million amount of one of these facilities and during fiscal 2003 Gold Fields repaid $20.9 million on the other facility. During fiscal 2004 the balance of the loan was repaid. See “—Liquidity and Capital Resources—Credit facilities.” Gold Fields assumed operational control of Damang upon the completion of the acquisition of Abosso on January 23, 2002.

St. Helena Disposal

On October 30, 2002, Gold Fields disposed of the St. Helena gold mining operation to the ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited, or Freegold, for a gross consideration of Rand 120.0 million and a monthly 1% royalty payment to Gold Fields on the net revenues from gold sales from the St. Helena mine for a period of four years after October 30, 2002.

Driefontein Mining Area Disposal

On September 18, 2003, Gold Fields and AngloGold Limited, or AngloGold, announced that an agreement has been reached on the sale of a portion of the Driefontein mining area to AngloGold for cash consideration of Rand 315 million. The transaction related to the mining area Block 1C11, which covers an area of 280,000 square meters and is located on the western boundary of the Driefontein mine. The mining area can be accessed from the adjacent TauTona mining operation of AngloGold. The sale, which was conditional upon approval by the South African Competition Commission, was finalized in January 2004.

Mvelaphanda Transaction

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvela Transaction, involving the acquisition by Mvelaphanda Resources Limited, or Mvela Resources, of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million.

The Mvela Transaction was preceded by an internal restructuring of Gold Fields, whereby each of the Driefontein, Kloof and Beatrix mining operations, as well as certain ancillary assets and operations, were transferred to a new, wholly-owned subsidiary of Gold Fields, GFI Mining South Africa (Proprietary) Limited, or GFIMSA.

On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly owned subsidiary of Mvela Resources, and GFIMSA entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA. This agreement became effective following the advance by Mvela Gold of the loan to GFIMSA described below, which is referred to in this discussion as the Mvela Loan, and, among other things, provides for Mvela Gold to nominate two members of GFIMSA’s board of directors and two members of each of GFIMSA’s Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the mining charter promulgated under the Mineral and Petroleum Resources Development Act 2002. See “Information on the Company–Regulatory and Environmental Matters–Mineral Rights.” Under the Covenants Agreement, GFIMSA cannot dispose of any material assets, enter into, cancel or alter any material transaction between GFIMSA and any related party or make any material amendment to its constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFIMSA wants to increase the interest of black empowerment entities in GFIMSA or in any business or assets of GFIMSA, other than pursuant to an employee share incentive scheme, Gold Fields must offer to Mvela Gold the opportunity to increase its interest in GFIMSA. By its terms, the Covenants Agreement remains in force for so long as Gold Fields remains a shareholder in GFIMSA and Mvela Gold holds the right to subscribe for 15% of the shares in, or is a shareholder of, GFIMSA, provided that it terminates if the shares of GFIMSA are listed on the JSE Securities Exchange South Africa.

On December 11, 2003, Gold Fields, GFIMSA, and Mvela Gold entered into a subscription and share exchange agreement, or the Subscription and Share Exchange Agreement, pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares, for consideration of Rand 4,139 million. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields ordinary shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold has ceded its rights under the Subscription and Share Exchange Agreement to secure its obligations under certain mezzanine financing it incurred to fund, in part, the Mvela Loan. Mvela Gold is entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties whereby if Mvela Gold receives an offer for, or otherwise wishes to sell, any GFIMSA or Gold Fields shares, it must first offer to sell them to Gold Fields. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan to GFIMSA on March 17, 2004.

On December 11, 2003, Gold Fields, GFIMSA, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited, or Gold Fields Australia, and Gold Fields Guernsey Limited, or Gold Fields Guernsey, entered into a loan agreement, or the Mvela Loan Agreement, pursuant to which Mvela Gold advanced a loan of Rand 4,139 million, or the Mvela Loan, to GFIMSA on March 17, 2004. GFIMSA applied the loan toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of the internal restructuring of Gold Fields. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Guernsey. GFIMSA may elect to repay the Mvela Loan, together with the present value of the then outstanding interest payment obligations and the tax payable by Mvela Gold as a result of such repayment, at any time starting 12 months after the Mvela Loan was advanced. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the consolidated gross turnover of Gold Fields and its subsidiaries, may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of any event of default, which includes, among other things:

•	failure to make payments of interest or principal;

•	breach of the covenants in the agreement or of any material provision of the documents relating to the Mvelaphanda Transaction;

•	any representation or statement of GFIMSA or any guarantor in the documents relating to the Mvela Loan being incorrect or misleading in a material and adverse way;

•	default under other indebtedness of Gold Fields or any of its material subsidiaries in excess of Rand 75 million;

•	insolvency of Gold Fields or any of its material subsidiaries;

•	failure of Gold Fields or any of its material subsidiaries to pay any judgment in excess of Rand 75 million within five days of it becoming due;

•	government expropriation of Gold Fields or any of its material subsidiaries or their respective material assets;

•	a change in the business, condition or prospects of any guarantor or Gold Fields and its subsidiaries taken as a whole that is reasonably likely to have a material adverse effect on the ability of GFIMSA or of any guarantor to perform its obligations or on the validity or enforceability of any document relating to the Mvela Loan;

•	any litigation, arbitration, administrative proceedings or governmental or regulatory investigations or proceedings against Gold Fields or any of its material subsidiaries that is reasonably likely to be adversely determined and if so determined, could reasonably be expected to have a material adverse effect on the ability of GFIMSA or any guarantor to perform its obligations or on the validity or enforceability of any document relating to the Mvela Loan;

•	any change in control of Gold Fields that occurs without the written consent of the agent of the providers of the commercial bank debt that funded, in part, the Mvela Loan, or the Senior Agent, where the change in control could reasonably be expected to have a material adverse effect on the ability of any guarantor to perform its obligations or on the validity or enforceability of any document relating to the Mvela Loan; and

•	GFIMSA ceasing to be a wholly owned subsidiary of Gold Fields.

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for Rand 100 million of the shares issued by Mvela Resources in the private placement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields has effectively guaranteed a loan of Rand 150 million made by the PIC to Micawber, or the PIC Loan. Interest on the PIC Loan accrues at the rate of 14.25%, is compounded semi-annually and is payable in one lump sum at the end of the term of the loan. Under the terms of the PIC Agreement, the PIC has the right to require Gold Fields to assume all its rights and obligations under the PIC Loan, together with its underlying security, which consists of the PIC’s proportionate share of Mvela Gold’s rights under the Subscription and Share Exchange Agreement and a guarantee of Rand 200 million from Mvela Resources, at a price equal to the value of the principal and interest of the PIC Loan, net of a guarantee fee equal to 3.75% per annum of the value of the principal and interest of the loan, if, at the time the PIC Loan is due for repayment, Micawber does not repay the loan in full. Whether or not the PIC requires Gold Fields to assume its rights and obligations under the PIC Loan, the PIC is obligated to pay the guarantee fee to Gold Fields on the date on which the PIC Loan is repaid to the PIC. See “Operating and Financial Review and Prospects–Liquidity and Capital Resources-Cash Resources-Investing” and “–Credit Facilities-Mvela Loan.”

On February 13, 2004, the Mvela Loan Agreement was amended, principally in order to add and clarify certain definitions.

On November 17, 2004, GFL Mining Services Limited, or GFLMSL, Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, referred to in this discussion as the Amendment Agreement, amending the existing agreements relating to the Mvelaphanda Transaction, including the Subscription and Share Exchange Agreement and the Covenants Agreement. The Amendment Agreement provides for, among other things, changes in connection with the proposed IAMGold transaction, including that GFIMSA is precluded from providing any type of financial support to other Gold Fields’ subsidiaries. These changes are conditional on the proposed IAMGold transaction being implemented. In addition, and irrespective of whether or not the proposed IAMGold transaction is implemented, (i) GFIMSA agrees not to repay any debt owing, as at the date on which the Mvela Loan was advanced, to Gold Fields or any subsidiary of Gold Fields that is not a subsidiary of GFIMSA prior to the time Mvela Gold may exchange its shares in GFIMSA for Gold Fields ordinary shares, pursuant to the Subscription and Share Exchange Agreement, (ii) GFIMSA must utilize 50% of its free cash flow to pay certain intra-group indebtedness and (iii) Mvela Gold will be entitled to not less than 45,000,000 or more than 55,000,000 Gold Fields ordinary shares in the event that GFIMSA shares are exchanged for Gold Fields shares pursuant to the Subscription and Share Exchange Agreement. These minimum and maximum numbers of ordinary shares are subject to adjustment to take account of changes to Gold Fields’ capital structure and certain corporate activities of Gold Fields. The amendments are stated to be subject to approval by Senior Agent and by the lenders who provided the commercial bank debt and mezzanine finance to Mvela Gold to fund, in part, the Mvela Loan. In addition, each of Mvela Resources and Gold Fields is entitled to require that the Amendment Agreement, with the exception of those amendments relating purely to the proposed IAMGold transaction, be approved by the Gold Fields’ shareholders at a meeting to be held not later than June 30, 2005.

Also on November 17, 2004, Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey, First Rand Bank Limited, and GFIMSA entered into a second addendum to the Mvela Loan Agreement. Pursuant to this addendum, various amendments are to be made to the Mvela Loan Agreement, provided that all the conditions to the proposed IAMGold transaction are satisfied. See “Information on the Company—Recent Developments—Proposed IAMGold Transaction.” These amendments include:

•	the release of Gold Fields Australia Pty Ltd. and Gold Fields Guernsey Limited from their obligations under the Mvela Loan Agreement;

•	GFIMSA will not provide any guarantees, indemnities or other financial support, or allow its assets to be encumbered, for the benefit of any subsidiaries of Gold Fields that are not subsidiaries of GFIMSA;

•	GFIMSA must satisfy the Senior Agent that it and its subsidiaries have released any existing guarantees, indemnities, financial support or encumbrances created for the benefit of any subsidiaries of Gold Fields that are not subsidiaries of GFIMSA;

•	amendments to the covenants under the Mvela Loan Agreement in respect of certain financial ratios and certain activities of Gold Fields International, or GFI, which is the proposed new name for IAMGold Corporation following completion of the proposed IAMGold transaction;

•	Gold Fields may not, without consent of the Senior Agent, make distributions to its shareholders from the proceeds of any disposal of the capital or fixed assets of GFI or any shares in GFI held by Gold Fields or its subsidiaries; and

•	certain amendments to the events of default, including establishing a new event of default should there be any change in control of GFI without the prior written consent of the Senior Agent.

Strategy

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

Generally, Gold Fields’ strategy consists of the following key elements:

•	improving returns by optimizing existing assets and diversification, through reducing costs and growing assets through inward investment and diversifying its geographical, technical and product risk by acquiring and developing additional long-life assets;

•	developing the people of Gold Fields;

•	earning and maintaining its “license to operate” in those countries and regions in which it operates through a commitment to those communities and an ability to deal with issues related to sustainable development; and

•	developing the gold market.

See “Information on the Company—Strategy.”

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold. As a result, Gold Fields’ revenues are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which Gold Fields does not have control. See “Key information—Risk Factors—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields’ operations, and the cash flows generated by those operations.”

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London afternoon fixing price of gold in U.S. dollars for the past 12 calendar years and to date in calendar year 2004:

	Price per ounce
Year	High	Low	Average
	($)	($)	($)
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004 (through October 29)	429	375	403

Source: Bloomberg

On October 29, 2004, the London afternoon fixing price of gold was $426 per ounce.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. However, commodity hedges are sometimes undertaken on a project specific basis as follows: to protect cashflows at times of significant expenditure; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity—Commodity Hedging Policy.”

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

Gold Fields’ realized gold price

The following table sets out the average, the high and the low London afternoon fixing price of gold and Gold Fields’ average U.S. dollar realized gold price during the past three fiscal years:

Year	2002	2003	2004
	($/oz)	($/oz)	($/oz)
Average	289	334	389
High	328	382	427
Low	265	302	342
Gold Fields’ average realized gold price	292	333	387

Note:

(1)	Gold Fields’ average realized gold price differs from the average gold price due to the timing of its sales of gold within each year.

Costs

Over the last three fiscal years, total cash costs have typically made up approximately 84% of total costs. Total cash costs consist primarily of labor and, where applicable, contractor costs, and consumable stores, which include explosives, timber and other consumables. Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years, labor has represented on average just below 50% of total cash costs at the South African operations. At the Ghana operations, mining operations have been conducted by an outside contractor. Over the last three fiscal years, contractor costs represent on average 52% of total cash costs at Tarkwa and 43% at Damang. As from fiscal 2005, outside contractors will no longer be used at Tarkwa, which has been converted to owner mining. Over the last three fiscal years, direct labor costs have represented on average a further 9% of total cash costs at Tarkwa and 8% at Damang. At the Australian operation, mining operations are conducted by outside contractors. Over the last three fiscal years, including the period prior to Gold Fields’ acquisition of St. Ives and Agnew, total contractor costs have represented on average 63% at Agnew and 84% at St. Ives of total cash costs and direct labor costs represent on average a further 25% at Agnew and 12% at St. Ives of total cash costs. For open-pit operations, such as those at the Ghana and Australia operations, cash costs tend to vary over the life of the open pit. Initially, cash costs are relatively high because the proportion of waste rock to ore, or stripping ratio, is higher when operations first commence. As an open pit evolves, the stripping ratio and cash cost per ounce tend to decrease.

The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs, and selling, administration and general, or corporate, charges.

Income and Mining Taxes

South Africa

Gold Fields pays taxes on mining income and non-mining income. As a result of the consolidation of the South African assets into GFI Mining South Africa (Proprietary) Limited, or GFIMSA, the mines are no longer separate tax entities but are treated as a single tax entity except in respect of capital expenditure, which is ring fenced for each mine separately. The amount of Gold Fields’ mining income tax is calculated on the basis of a formula, which takes into account total revenues, and profits from, and capital expenditures on, mining operations. Five percent of total mining revenue is exempt from taxation. The amount of revenue subject to taxation is calculated by subtracting capital expenditures from operating profit, and making certain other minor adjustments to derive taxable income. The amount by which the adjusted profit figure exceeds 5% of total mining revenue constitutes taxable mining income. Gold Fields Limited and GFIMSA are taxed as separate entities, and therefore each calculates its own taxable income.

The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, and at present the STC tax rate is 12.5%. In 1993, all existing gold mining companies had the option of electing to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In each of fiscal 2004, 2003, 2002 and 2001 the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 46%, compared to 37% if the STC exemption election was not made. All of Gold Fields’ operating subsidiaries in South Africa have elected the STC exemption. However, Gold Fields itself, as a holding company without its own gold mining operations, is not eligible to be exempt from STC. To the extent Gold Fields receives dividends from any of its South African gold mining subsidiaries, such received dividends are offset against the amount of dividends paid by Gold Fields for purposes of calculating the amount subject to the 12.5% STC tax.

During fiscal 2000, Gold Fields obtained a tax ruling allowing the Beatrix and Oryx (now called Beatrix Shaft No. 4) mines to be treated as one mine for income tax purposes, with effect from July 1, 1999. As a result of this arrangement, assessed losses and unredeemed capital allowances at the Oryx mine can be utilized against the Beatrix mine’s income, resulting in no mining tax being paid by the combined Beatrix and Oryx tax entity. As a result of the sale of assets and liabilities of the St. Helena mine, Beatrix Mining Ventures Company was liable for excess recoupments tax on the difference between the proceeds on the disposal and the assessed losses and unredeemed capital allowances brought forward.

Ghana

Ghanaian resident companies are subject to tax on the basis of income derived from, accruing in or brought into Ghana. The standard corporate income tax rate is currently 32.5% and there is also a reconstruction and development levy, introduced on January 1, 2001, of 2.5% on operating profit. The Tarkwa and Damang operations are also subject to a 3% gold royalty, which came into effect from July 4, 1986, because the mineral rights are owned by the state. This royalty is included in Gold Fields’ income and mining taxes line item in the consolidated statement of operations.

Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowances consist of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the project development agreement entered into between the Ghanaian government and Gold Fields Ghana and the deed of warranty entered into between the Ghanaian government and Abosso, the government has agreed that no withholding tax shall be payable on any dividend or capital repayment declared by Gold Fields Ghana or Abosso which is due and payable to any shareholder not normally resident in Ghana. Gold Fields Ghana and Abosso do not currently incur tax liabilities due to capital allowances carried forward.

Australia

Generally, Australia will impose tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs and the depreciation of capital expenditure may be deducted from income. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. The St. Ives and Agnew operations are also subject to a 2.5% gold royalty, which came into effect from July 1, 1998, because the mineral rights are owned by the state. This royalty is included in Gold Fields’ income and mining taxes line item in the consolidated statement of operations.

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

Exchange Rates

Gold Fields’ revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Similarly, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a higher Rand/U.S. dollar exchange rate, resulting in lower operating margins. Accordingly, the impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates”.

With respect to its operations in Ghana, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are determined according to a formula by which costs are indexed to the U.S. dollar. Accordingly, fluctuations in the Cedi do not materially impact operating results for the Ghana operation.

With respect to the Australian operations, the effect of fluctuations in the value of the Australian dollar against the U.S. dollar is similar to that for the Rand, with weakness in the Australian dollar resulting in improved earnings for Gold Fields and strength in the Australian dollar producing the opposite result. Gold Fields agreed with the lenders providing the loans for the acquisition of St. Ives and Agnew to manage its exposure to fluctuations in the value of the Australian dollar against the U.S. dollar by entering into financial instruments to fix the exchange rates for a portion of the expected future revenues from the operations. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Hedging Experience—St. Ives and Agnew Australian Dollar Instruments.” Gold Fields accounted for these financial instruments on a mark-to-market basis, and revalued the loans, using exchange rates prevailing at the end of the relevant accounting period. These loans were repaid, and the related financial instruments were effectively closed out, during fiscal 2004. Gold Fields has obtained a significant benefit from the overall rise in the value of the Australian dollar against the U.S. dollar from the time it entered into the loan and related financial instruments until it repaid the loans and closed out the financial instruments. Subsequent to closing out the financial instruments, Gold Fields entered into a series of quarterly maturing Australian dollar/U.S. dollar call options. See “Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Hedging Experience – Australian Dollar Call Options”.

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

South African and Ghanaian Economic and Political Environment

Gold Fields is a South African company and a substantial portion of its operations, based on gold production, are in South Africa. As a result, Gold Fields is subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See “Key Information—Risk Factors—Political or economic instability in South Africa or regionally may have an adverse effect on Gold Fields’ operations and profits.”

South African companies are subject to exchange control restrictions, including, for Gold Fields, the requirement to repatriate some or all of its offshore profits. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. In particular, in his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. An exchange control circular from the South African Reserve Bank detailing and regulating the above relaxations is expected shortly. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls”.

Gold Fields also has significant operations in Ghana and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Ghana. See “Key Information—Risk Factors—Political or economic instability in Ghana may have an adverse effect on Gold Fields’ operations and profits.” In addition, pursuant to an agreement which it has entered into with the Ghanaian government with respect to the Tarkwa mine, Gold Fields is required to repatriate at least 20% of the revenues derived from the Tarkwa mine to Ghana and either use such amounts in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. Although it has been more than two years since the last set of negotiations with the Bank of Ghana regarding the Damang mine’s level of repatriation, the next set of negotiations has not yet been scheduled. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

Significant Accounting Policies

The preparation of Gold Fields financial statements requires management to make estimates and assumptions that affect the reported results of its operations. Actual results may differ from those estimates. Gold Fields has identified the most significant accounting policies upon which its financial status depends. Some of Gold Fields’ accounting policies require the application of significant judgments and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

Gold Fields’ significant accounting policies are described in more detail in note 2 to the consolidated financial statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. Gold Fields’ management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties.

Management believes the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of Gold Fields’ consolidated financial statements and could potentially impact Gold Fields’ financial results and future financial performance.

Business combinations

Management accounts for its business acquisitions under the purchase method of accounting. The total value of consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by using internal or external valuations. Management uses a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values, valuations on recent transactions or a combination thereof and others and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability. In addition, management believes that it uses the most appropriate valuation assumptions underlying each of those valuation methods based on current information available including discounted rates, market risk rates, entity risk rates, cash flow assumptions and others. The accounting policy for valuation of business acquisitions is considered critical because judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of financial position and the results of operations.

Amortization of mining assets

Amortization charges are calculated using the units of production method and are based on Gold Fields’ current gold production as a percentage of total expected gold production over the lives of Gold Fields’ mines. The lives of the mines are estimated by Gold Fields’ geology department using interpretations of mineral reserves, as determined in accordance with the SEC’s Industry Guide Number 7. The estimate of the total expected future lives of Gold Fields’ mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Gold Fields’ mineral reserves, such as the gold price, foreign currency exchange rates and production costs. Any change in management’s estimate of the total expected future lives of Gold Fields’ mines would impact the amortization charge recorded in Gold Fields’ consolidated financial statements.

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

Deferred taxation

When determining deferred taxation, management makes estimates as to the future recoverability of deferred tax assets. If management determines that a deferred tax asset will not be realized, a valuation allowance is recorded for that portion of the deferred tax asset which is not considered more likely than not recoverable. These determinations are based on the projected taxable income and realization of tax allowances and tax losses. In the event that these tax assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that Gold Fields would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

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

Environmental rehabilitation costs

Gold Fields’ mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In August 2001, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations,” which established a uniform methodology for accounting for estimated reclamation and abandonment costs. The statement was adopted on July 1, 2002 when Gold Fields recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset, which resulted in a cumulative effect of a change in accounting principles of $1.3 million. The reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate.

Prior to adoption of SFAS 143, estimated future reclamation costs were based principally on legal and regulatory requirements. The costs related to active mines were accrued and charged over the expected operating lives of the mines using the units of production method based on proven and probable reserves. Future remediation costs for inactive mines were accrued based on management’s best estimate at the end of the period of the undiscounted costs expected to be incurred at a site. Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimate were reflected in earnings in the period an estimate was revised.

Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs Gold Fields will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by Gold Fields. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

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

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, issued interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities, or FIN 46. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties, or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obliged to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Expected losses are the expected negative variability of an entity’s net assets exclusive of its variable interest, and expected residual returns are the expected positive variability in the fair value of an entity’s assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

In December 2003, the FASB issued a revision of FIN 46, or FIN 46-R, clarifying certain provisions of FIN 46. Gold Fields adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN 46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. Gold Fields fully adopted FIN 46-R effective June 30, 2004. Gold Fields completed its evaluation of FIN 46-R and has determined that the adoption of this interpretation did not have a material impact on its financial position at June 30, 2004 and did not identify any variable interest entities that would be subject to consolidation under FIN 46-R.

The Emerging Issues Task Force, or EITF, formed a committee to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS, No. 141, “Business Combinations”, or SFAS No. 141, and SFAS No. 142, “Goodwill and other Intangible Assets”, or SFAS No. 142, to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus, subject to ratification by the FASB that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to the ratification by the FASB, on other mining related issues involving impairment and business combinations.

On March 31, 2004, the FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. This did not have an impact on Gold Fields’ financial statements since it did not change Gold Fields’ accounting. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position, or FSP, in this regard.

On April 30, 2004, the FASB issued an FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. As a result, Gold Fields has reclassified all of its mineral interests from mineral interests and other intangible assets to property, plant and equipment, net, in its balance sheets and ceased amortization on exploration stage mineral interests effective July 1, 2003. See note 2(d)(iii) to Gold Fields’ consolidated financial statements included elsewhere in this annual report.

The committee of the EITF is continuing its evaluation of mining industry accounting issues, which may have an impact on Gold Fields in the future.

Results of Operations

Years Ended June 30, 2004 and 2003

Revenues

Product sales increased by $168.0 million, or 10.9%, from $1,538.2 million in fiscal 2003 to $1,706.2 million in fiscal 2004. The increase in product sales was due to an increase in the average realized gold price of 16.2% from $333 per ounce in fiscal 2003 to $387 per ounce in fiscal 2004 partially offset by a net decrease of approximately 0.196 million ounces, or 4.3%, of total gold sold from 4.62 million ounces in fiscal 2003 to 4.41 million ounces in fiscal 2004. The decrease in sales resulted from a reduction at the South African operations from 3.081 million ounces to 2.804 million ounces offset in part by increases at the Ghanaian and Australian operations. The decline at the South African operations was due primarily to lower grades as well as the absence of St. Helena for the entire year, following its sale on October 30, 2002. Gold output from Kloof and Driefontein decreased by 120,000 ounces and 105,000 ounces, respectively. Production at the international operations increased by 8.1% from 1.253 million ounces in fiscal 2003 to 1.354 million ounces in fiscal 2004. Differences between total gold sold and total gold produced are mainly due to timing differences between gold production and gold sales.

Interest and dividends decreased by $1.9 million or 8.9%, from $21.3 million in fiscal 2003 to $19.4 million in fiscal 2004. Interest received on cash and cash equivalents was $17.1 million in fiscal 2004 as compared to $19.1 million in fiscal 2003, due to lower average cash balances during fiscal 2004 compared to fiscal 2003, including a depletion of cash balances at the South African operation for several months of the year, as well as lower interest rates. Dividends received were $2.3 million in fiscal 2004 as compared to $2.2 million in fiscal 2003.

Other income represents miscellaneous revenue items such as scrap sales and rental income, net of miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item. Other income decreased by $3.0 million, from $4.7 million in fiscal 2003 to $1.7 million in fiscal 2004. Other income in fiscal 2004 consisted of $6.8 million in revenues, comprised principally of mineral right sales, rent, net of $5.1 million in expenses. Other income in fiscal 2003 consisted of $4.7 million in revenues, comprised principally of rent, proceeds from insurance claims and scrap sales, net of $0.1 million in expenses.

Costs and expenses

The following table sets out Gold Fields’ total ounces produced, weighted average total cash costs and total production costs per ounce for fiscal 2003 and fiscal 2004.

	Fiscal 2003			Fiscal 2004

								Percentage
							Percentage	increase/
							increase/	(decrease)
							(decrease)	in unit
			Total			Total	in unit	total
	Gold	Total cash	production	Gold	Total cash	production	total cash	production
	Production	costs(1)	costs(2)	production	costs(1)	costs(2)	costs	costs
	(’00oz)	($/oz)		(’00oz)	($/oz)%
South Africa
Driefontein	1,238	202	233	1.141	311	355	54.0	52.4
Kloof	1,140	215	246	1,038	341	388	58.6	57.7
Free State
Beatrix	659	229	260	625	356	393	55.5	51.2
St Helena	44	289	289	—	—	—	—	—
Ghana
Tarkwa(3)	540	194	225	550	230	258	18.6	14.7
Darnang(4)	299	243	260	308	222	245	(8.6)	(5.8)
Australia(5)
St. Ives	513	198	295	543	300	377	51.5	27.8
Agnew	144	219	396	202	221	303	0.9	(23.5)

Total(6)(7)	4,577			4,406

Weighted average		212	254		302	349	42.5	37.4

Notes:

Except for gold production, all statistics are based on gold sold.

(1)	Gold Fields has calculated total cash costs per ounce by dividing total cash casts, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, amortization, reclamation, capital development and exploration costs plus royalties and employee termination costs. Under U.S. GAAP, production costs do not include amortization, reclamation, capital development or certain exploration costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the adoption of the standard is voluntary and thus the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies, See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce”

(2)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the adoption of the standard is voluntary and thus the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company— Glossary of Mining Terms—Total production costs per ounce,”

(3)	In fiscal 2003 and 2004, 0.384 million ounces and 0.391 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(4)	In fiscal 2003 and 2004, 0.213 million ounces and 0.219 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(5)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(6)	In fiscal 2003, and 2004, 4.334 million ounces and 4.158 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(7)	The total does not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2004 and fiscal 2003.

	For the year ended June 30, 2004
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	356.1	354.7	223.7	126.5	66.7	182.2	45.3	—	1,355.2
Less:
G&A other than corporate costs	(5.6)	(4.8)	(4.0)	(6.5)	(1.8)	(4.9)	(0.6)	—	(28.2)
GIP adjustment	—	—	—	—	—	—	(1.2)	—	(1.2)
Exploration	—	—	—	—	—	(19.9)	(1.0)	—	(20.9)
Plus:
Employment termination cost	4.0	3.9	2.5	—	—	0.1	—	—	10.5
Royalty	—	—	—	6.4	3.6	5.1	2.0	—	17.1

Total cash costs	354.5	353.8	222.2	126.4	68.5	162.6	44.5	—	1,332.5
Plus:
Amortization(2)	49.5	46.0	22.8	15.2	6.8	41.8	16.5	1.2	199.8
Rehabilitation	1.6	3.2	0.5	0.1	0.2	0.3	0.1	—	6.0

Total production costs	405.6	403.0	245.5	141.7	75.5	204.7	61.1	1.2	1,538.3

Gold produced (‘000 oz)(3)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1

Gold inventory (‘000 oz)	—	—	—	—	—	—	—	—	—

Gold sales (‘000 oz)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1

Gold sold per production cost (‘000 oz)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1

	For the year ended June 30, 2004
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Total cash cost ($/oz)(4)	311	341	356	230	222	300	221	—	302

Total production cost ($/oz)(5)	355	388	393	258	245	377	303	—	349

Notes:

All statistics are based on gold sold.

(1)	Calculated using an exchange rate of R6.90 per $1.00.

(2)	Includes non-cash portion of GIP adjustments.

(3)	In fiscal 2004, 0.610 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash casts, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, amortization, reclamation, capital, development and exploration costs plus royalties and employee termination costs. Under U.S. GAAP, production costs do not include amortization, reclamation, capital development or certain exploration costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the adoption of the standard is voluntary and thus the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce”

(5)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the adoption of the standard is voluntary and thus the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company— Glossary of Mining Terms—Total production costs per ounce,”

The following table sets out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2003.

	For the year ended June 30, 2003
				St.
	Driefontein	Kloof	Beatrix	Helena	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
				(in $ millions except as otherwise noted)(1)
Production costs	260.3	250.5	155.0	12.6	105.1	71.2	118.2	42.1	—	1,015.0

Less:
G&A other than corporate cost	(7.5)	(6.1)	(3.9)	—	(5.5)	(1.6)	(3.6)	(0.8)	—	(28.2)
GIP adjustments	(0.4)	—	—	—	—	—	(1.1)	(5.1)	—	(6.6)
Exploration	—	—	—	—	—	—	(16.6)	(5.8)	—	(22.42)
Plus:
Employment termination cost	2.3	1.5	—	—	—	—	—	—	—	3.8
Royalty	—	—	—	—	5.4	3.0	4.6	1.1	—	14.1

Total cash costs	254.7	245.9	151.1	12.6	105.0	72.6	101.5	31.5	—	863.4

Plus:
Amortization(2)	37.2	34.2	19.5	—	16.0	5.0	49.4	25.3	1.5	188.1
Rehabilitation	1.8	1.3	0.9	—	0.5	0.3	0.4	0.1	—	5.3

Total production costs	293.7	281.4	171.5	12.6	121.5	77.9	151.3	56.9	1.5	1,168.3

Gold produced (‘000 oz)(2)	1,238.3	1,140.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,576.8

Gold inventory (‘000 oz)	23.2	2.0	—	—	—	—	—	—	—	25.2

Gold sales (‘000 oz)	1,261.5	1,142.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,602.0

Gold sold per production cost (‘000 oz	1,261.5	1,142.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,602.0

Total cash costs(4) ($/oz)	202	215	229	289	195	243	198	219	—	212

Total production costs(5) ($/oz)	233	246	260	289	225	260	295	396	—	254

Notes:

All statistics are based on gold sold

(1) Calculated using an exchange rate of R9.07 per $1.00.

(2) Includes non-cash portion of GIP adjustments.

(3) In fiscal 2003, 0.597 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash casts, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, amortization, reclamation, capital development and exploration costs plus royalties and employee termination costs. Under U.S. GAAP, production costs do not include amortization, reclamation, capital development or certain exploration costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the adoption of the standard is voluntary and thus the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce” For a reconciliation of Gold Fields’ production costs toils total cash costs for fiscal 2004, 2003, 2002 and 2001, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2003 and 2004” and “—Years Ended June 30, 2002 and 2003.”

(5)	Gold Fields had calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms-Total cash costs per ounce.”

Gold Fields’ weighted average total cash costs per ounce increased $90 per ounce, or 42.5%, from $212 per ounce in fiscal 2003 to $302 per ounce in fiscal 2004. The principal reason was the strengthening of the Rand against the U.S. dollar, which had a 23.9% negative impact on costs converted from the South African operations. In Rand terms, average total cash costs per ounce at the South African operations were affected by a decrease in mining volumes and a 12% decrease in yields during fiscal 2004 as compared to fiscal 2003, as well as wage increases above inflation. Total cash costs per ounce in Rand terms at the international operations were similar to fiscal 2003 with lower unit costs at Damang, Agnew and Tarkwa offsetting the increase at St. Ives, as the appreciation of the Rand against the U.S. dollar contributed to the lower total cash costs per ounce in Rand terms in fiscal 2004.

Production costs.

Production costs increased by $340.2 million, or 33.5%, from $1,015.0 million in fiscal 2003 to $1,355.2 million in fiscal 2004, primarily due to increased production from all the international operations, inflationary increases at the South African operations, and the appreciation of the South African rand and the Australian dollar against the U.S. dollar. Increased operating costs at the South African operations were due to wage increases above inflation and increases in the amount and cost of stoping and development, during fiscal 2004 as compared to fiscal 2003 . In addition the Rand appreciated on average by 23.9% and the Australian dollar appreciated 22.3% against the U.S. dollar during fiscal 2004 compared to fiscal 2003, resulting in increased costs in U.S. dollar terms. In Australia, production costs increased primarily due to increased volumes mined and a shift towards underground mining. In Ghana, production costs increased primarily due to increased waste tonnage.

Corporate expenditure.

Corporate expenditure was $20.3 million in fiscal 2004 compared to $16.6 million in fiscal 2003, an increase of 22.3%. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. The increase was due to the appreciation of the Rand against the U.S. dollar as Rand costs decreased from R150.8 million in fiscal 2003 to R140.0 million in fiscal 2004 due to higher profits generated by the Treasury Department which are reflected as a credit against these costs.

Depreciation and Amortization.

Depreciation and amortization charges increased $10.5 million, or 5.6%, from $188.1 million in fiscal 2003 to $198.6 million in fiscal 2004. Depreciation and amortization is calculated on the units of production method and is based on current gold production as a percentage of total expected gold production over the lives of the mines. The principal reasons for this increase was the increase in production at the international operations compounded by the appreciation of the Rand against the U.S. dollar.

The table below depicts the changes from June 30, 2002 to June 30, 2003 for proven and probable reserves and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2003 and 2004. The life of mine numbers below are taken from the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves) and (2) the amount of gold produced by the operation during the year.

	Proven and probable
	reserves		Life of mine		Amortization
	as of June 30		as of June 30		for fiscal
	2002	2003	2002	2003	2003	2004
	(‘000 oz)		(years)		($m)
Driefontein	16,400	16,000	19	17	37.2	49.5
Kloof(1)	15,300	15,900	20	18	34.2	46.0
Free State
Beatrix(2)(3)	11,800	11,800	20	20	19.5	22.8
St Helena	370	—	—	—	—	—
Ghana
Tarkwa(4)	6.500	9,800	13	14	16.0	15.2
Damang(5)	1,190	900	4	3	5.0	6.8
Australia
St. Ives(6)	2,340	3,000	6	5	49.4	41.8
Agnew(6)	600	500	4	3	25.3	15.3
Corporate and other					1.5	1.2
Total	54,500	57,900			188.1	198.6
Reserves below infrastructure(7)	26,600	26,600
Total reserves(8)	81,100	84,500

Notes:

(1)	A mineral resource study at Kloof during fiscal 2001 resulted in adjustments to grade zones, exclusions of certain mining blocks due to lack of adequate ventilation, a reduction in extraction from shaft pillars amongst other adjustments. The net effect on total reserves was insignificant but resulted in a movement from above infrastructure reserves to below infrastructure reserves at the end of fiscal 2002. As amortization is calculated using the above infrastructure reserves as its denominator (the numerator being the produced ounces) the amortization charge for fiscal 2003 increased accordingly.

(2)	The Beatrix operation, formerly called the Free State operation, was renamed following the sale of the St. Helena mine to Freegold on October 30, 2002.

(3)	Includes the former Oryx mine, now designated as Beatrix Shaft No. 4.

(4)	As of June 30, 2002 and 2003, reserves of 4.620 million ounces and 6.970 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	As of June 30, 2002 and 2003, reserves of 0.850 million ounces and 0.640 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(8)	As of June 30, 2002 and 2003, reserves of 78.900 million ounces and 81.500 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

Exploration expenditure.

Exploration expenditure was $39.9 million in fiscal 2004, an increase of 34.8% from $29.6 million in fiscal 2003. The increase was as a result of a deliberate effort to step up exploration activities, with $6.2 million spent in South and Latin America in fiscal 2004, compared to $1.9 million in fiscal 2003. Exploration expenditure in fiscal 2004 also included $11.4 million incurred at APP compared to $6.2 million in fiscal 2003. See “Information on the Company—Exploration.”

Impairment of assets.

During fiscal 2004, following a geological study at Beatrix Shaft No. 4 and an associated revision of the ore reserve, the latest life-of-mine plans indicated that future production of gold should be based on 2.0 million ounces as opposed to 2.8 million ounces as previously estimated. At this level of extraction and at a gold price of $350 per ounce, the life-of-mine plans did not support the carrying value of the shaft on an undiscounted cash flow basis. Accordingly, an asset impairment of $61.8 million was charged against income, which reduced the carrying value of the Beatrix Shaft No. 4 to $11.9 million.

During fiscal 2004,the potential future income arising from existing and possible new contracts for Biox® was reevaluated. See “Information on the Company—Research and Development.” This reevaluation did not support the patent carrying value and accordingly, an impairment write-down of $5.0 million was recorded, to reflect the fair value of the Biox patent of $15.0 million.

During fiscal 2004, new regulations were enacted in South Africa that will result in mining companies forfeiting those mineral rights not likely to be mined or explored. GFL Mining Services held certain mineral rights to which this new regulation applies. The carrying value of these mineral rights was $5.9 million. Accordingly, an impairment write-off of $5.9 million was recorded for those minerals that would be forfeited as a result of this new regulation.

The allocation of the purchase price to the Agnew and St. Ives mines was based upon geological and other information available to Gold Fields at the purchase date. During fiscal 2003, Gold Fields revised the Agnew life of mine plan based on the latest reserves and mineralized material. The life of mine plan was revised because the results of the Agnew mine following the acquisition had been below those anticipated due to lower recovered gold content and certain events which rendered certain mineralized material unexploitable. The revised life of mine plan did not support the original allocation of the purchase price to the Agnew mine orebody, mining tenements and undeveloped properties. U.S. GAAP does not permit a company to reallocate the purchase price more than a year beyond the acquisition date, when sufficient data was available to make the initial purchase price allocation. Accordingly, an impairment write down of $29.6 million was recorded to reflect the Agnew mine assets at their fair value.

Decrease in post-retirement health care provision.

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Medisense Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees’ medical contribution to the medical schemes after their retirement. During fiscal 2004 and fiscal 2003, 6% and 61%, respectively, of these former employees and dependants were bought out of the scheme at a 15% premium to the actuarial valuation. At June 30, 2004, approximately 510 (fiscal 2003: 850) former employees were covered under this plan, which has not been available to employees of the Free State operations who retired after August 31, 1997 and members of Medisense who retired after January 31, 1999. See “Directors, Senior Management and Employees—Employees— Benefits.”

In fiscal 2004 an amount of $5.1 million was credited to earnings, compared to $5.0 million in fiscal 2003, in respect of Gold Fields’ obligations under this medical plan, a 2% increase. The $5.1 million credit was the result of a reversal of $6.2 million relating to the release of the cross subsidization liability as a result of the buyout and a $2.6 million release as a result of benefits forfeited offset in part by the annual interest and service charge of $3.0 million, and a $0.7 million charge relating to the 15% premium mentioned above. In fiscal 2003, the credit was the result of a $13.5 million reversal relating to the release of the cross subsidization liability as a result of the buyout, offset in part by the annual interest and service charge of $5.5 million and a $3.0 million charge related to the 15% premium. The post-retirement health care provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Increase in provision for environmental rehabilitation.

For its South African operations, Gold Fields contributes to environmental trust funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. For the Ghana and Australia operations Gold Fields does not contribute to a trust fund, but does make provision for estimated environmental rehabilitation costs. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for fiscal 2004 was $8.4 million compared to $5.3 million in fiscal 2003 principally because of the appreciation of the Rand against the U.S. dollar.

Finance income/(expense).

Gold Fields recognized a net finance expense of $12.2 million in fiscal 2004 as compared to finance income of $4.2 million in fiscal 2003. Net finance expense in fiscal 2004 consisted of interest payments of $27.2 million, comprising $18.2 million on the Mvelaphanda loan and $9.0 million on the loans used to acquire St. Ives, Agnew and Damang in Australia and Ghana , offset in part by a $3.6 million unrealized exchange gain on certain offshore funds denominated in Euros and a $11.4 million realized exchange gain on the Australian loan.

Net finance income in fiscal 2003 consisted of a $4.0 million unrealized exchange gain on the revaluation of the U.S. dollar loan incurred in connection with the acquisition of the Australian operations and a realized exchange gain of $11.5 million on the repayment of $119.5 million of the Australian loans, offset in part by interest payments of $4.8 million and realized loss of $6.5 million on certain other U.S. dollar denominated accounts in Australia.

Unrealized gain on financial instruments.

Gold Fields recognized an unrealized gain of $39.2 million in fiscal 2004 compared to an unrealized gain of $35.7 million in fiscal 2003 relating to financial instruments.

Of the $39.2 million unrealized gain in fiscal 2004, $40.2 million related to an unrealized gain on the Australian dollar/U.S. dollar currency financial instruments purchased at the time of the acquisition of St. Ives and Agnew, offset by a $1.0 million negative mark-to-market valuation as at June 30, 2004 of the $50.0 million U.S. dollar/Rand currency financial instruments purchased to protect the Group’s commitment of $159.0 million in respect of the Tarkwa mill project and the conversion to owner mining. See “Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Hedging Experience.”

Of the $35.7 million unrealized gain in fiscal 2003, $36.7 million related to the positive mark-to-market valuation as at June 30, 2003 of the then remaining Australian dollar/U.S. dollar currency instruments offset by $1.0 million negative mark-to-market valuation as at June 30, 2003 of the $36.0 million U.S. dollar/Rand currency financial instruments purchased to protect the Group’s commitment in respect of the Tarkwa mill project and the shift to owner mining projects, of $159.0 million.

Realized gain on financial instruments.

Gold Fields recognized a realized loss of $8.7 million in fiscal 2004 compared to a realized gain of $15.1 million in fiscal 2003 relating to financial instruments.

Of the $8.7 million realized loss in fiscal 2004, a loss of $13.0 million was realized on the settlement of the U.S. dollar/Rand forward purchases offset in part by a $4.3 million gain on the U.S. dollar/Australian dollar financial instruments purchased at the time of the acquisition of St. Ives and Agnew.

Of the $15.1 million realized gain in fiscal 2003, $10.5 million was realized on the close-out of $175.0 million of the Australian dollar/U.S. dollar currency financial instruments purchased at the time of the acquisition of St. Ives and Agnew during fiscal 2004. The balance of $4.6 million relates to the amortization of deferred hedging gains relating to Abosso Goldfields forward sales contracts that Gold Fields acquired in connection with the purchase of Abosso.

Employee termination costs.

In fiscal 2004, Gold Fields incurred termination costs of $10.5 million as compared to $3.8 million in fiscal 2003. The increase in employee terminations costs is as a result of higher retrenchments during fiscal 2004.

Profit on sale of investments

During fiscal 2004, Gold Fields continued to liquidate certain non-current investments in order to fund foreign debt repayments. The profit on the sale of these investments amounted to $13.9 million resulting from the following sales:

•	$7.7 million from the sale of 1.2 million shares in Harmony Gold Mining Company Limited and African Rainbow Minerals Limited,

•	$2.1 million from the sale of 0.9 million shares in Chesapeake Gold Corporation,

•	$1.0 million from the sale of 0.1 million shares in Glamis Gold Limited,

•	$1.5 million from the sale of 2.5 million shares in Orezone Resources Inc, and

•	$1.6 million from the sale of 1.3 million shares in Committee Bay.

During fiscal 2003, the profit on the sale of non-current investments amounted to $57.2 million resulting from the following sales:

•	$42.4 million from the sale of 30.5 million shares in Eldorado Gold Corporation,

•	$13.1 million from the sale of 1.5 million shares in Glamis Gold Limited,

•	$1.5 million from the sale of 0.4 million shares in African Rainbow Minerals Limited, and

•	$0.2 million from the sale of 73,000 shares in Chesapeake Gold Corporation.

Profit on sale of mineral rights

During fiscal 2004, mineral rights and associated assets relating to a portion of Driefontein were sold for $45.7 million to AngloGold, resulting in a profit of $27.1 million.

Write-down of Mineral Rights

During fiscal 2004, mineral rights classified as inventories to the value of $3.6 million were written-off. This is in line with new regulations in South Africa that will result in mining companies forfeiting those mineral rights not likely to be mined or explored.

Income and Mining Tax Expense

The table below indicates Gold Fields’ effective tax rate for fiscal 2003 and fiscal 2004, including normal and deferred tax.

	Year ended 30 June
	2003	2004
	(%)
Income and mining tax
Effective tax expense rate	32.9	14.3

In fiscal 2004, the effective tax expense rate of 14.3% differed from the maximum mining statutory tax rate of 46% for Gold Fields and the subsidiaries as a whole, primarily due to the effect of the mining tax formula of $7.0 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income and $15.1 million of non-taxable income primarily related to the profit on sale of certain investments. In addition, the tax expense rate is lower due to a credit of $17.6 million relating to income from Australia and Ghana being taxed at a lower rate. The effect of these items was partially offset by an amount of $19.8 million relating to foreign levies and royalties, which is included in the tax charge.

In fiscal 2003, the effective tax rate expense of 32.9% differed from the maximum mining statutory tax rate of 46% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $18.4 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, the utilization of assessed losses of $13.7 million mainly related to the disposal of the St. Helena mine not previously recognized and $30.6 million of non taxable income related primarily to the profit on the sale of certain investments. The effect of these items was offset in part by an amount of $16.1 million relating to foreign levies and royalties, which is included in the tax charge.

Minority Interests

Minority interests represented a cost of $21.8 million in fiscal 2004, compared to a cost of $14.4 million in fiscal 2003. The increase is due to the higher net income of the Ghanaian operations in fiscal 2004 compared to fiscal 2003. These amounts reflect the portion of the net income of Gold Fields Ghana, and Abosso attributable to their minority shareholders. The minority shareholders’ interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2004 and fiscal 2003.

Net income

As a result of the factors discussed above, Gold Fields’ net income was $48.9 million in fiscal 2004 compared with net income of $257.0 million in fiscal 2003.

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

Other income increased by $4.2 million, from $0.5 million in fiscal 2002 to $4.7 million in fiscal 2003. Other income in fiscal 2003 consisted of $4.8 million in revenues, comprised principally of rent, proceeds from insurance claims and scrap sales, net of $0.1 million in expenses. Other income in fiscal 2002 consisted of $4.4 million in revenues, comprised principally of asset sales, rent and exchange differences, net of $3.9 million in expenses.

Costs and expenses

The following table sets out Gold Fields’ total ounces produced, weighted average total cash costs and total production costs per ounce for fiscal 2002 and fiscal 2003.

	Fiscal 2002			Fiscal 2003			Percentage	Percentage increase/
							increase/	(decrease)
							(decrease)	in unit
			Total			Total	in unit	total
	Gold	Total cash	production	Gold	Total cash	production	total cash	production
	Production	costs(1)	costs(2)	production	costs(1)	costs(2)	costs	costs
	(’000oz)	($/oz)	($/oz)	(’000oz)	($/oz)	($/oz)%		%
Driefontein	1,327	154	180	1,238	202	233	31.2	29.4
Kloof(3)	1,101	175	195	1,140	215	246	22.9	26.2
Free State
Beatrix	655	169	191	659	229	260	35.5	36.1
St Helena	116	252	252	44	289	289	13.9	14.7
Ghana
Tarkwa(4)	544	165	193	540	194	225	18.2	16.6
Darnang(5)	141	211	233	299	243	260	15.2	11.6
Australia(6)
St. Ives	341	165	221	513	198	295	20.0	34.5
Agnew	83	218	351	144	219	396	0.9	12.8

Total(7)(8)	4,307			4,577
Weighted average		170	198		212	254	24.7	28.3

Notes:	Except for gold production information, all statistics are based on gold sold.

(1)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, amortization, reclamation, capital development and exploration costs plus royalties and employee termination costs. Under U.S. GAAP, production costs do not include amortization, reclamation, capital development or certain exploration costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the adoption of the standard is voluntary and thus the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies, See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce”

(2)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms—Total cash costs per ounce.”

(3)	Includes gold production at Kloof Shaft No. 4, which is capitalized (fiscal 2002: 75,000 ounces; fiscal 2003: nil ounces).

(4)	In fiscal 2002 and 2003, 0.387 million ounces and 0.384 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	In fiscal 2002 and 2003, 0.100 million ounces and 0.213 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	In fiscal 2002, and 2003, 4.109 million ounces and 4.334 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(8)	The total does not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2003 and fiscal 2002.

	For the year ended June 30, 2003
	Driefontein	Kloof	Beatrix	St. Helena	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production costs	260.3	250.5	155.0	12.6	105.1	71.2	118.2	42.1	—	1,015.0

Less:
G&A other than corporate cost	(7.5)	(6.1)	(3.9)	—	(5.5)	(1.6)	(3.6)	(0.8)	—	(28.2)
GIP adjustments	(0.4)	—	—	—	—	—	(1.1)	(5.1)	—	(6.6)
Exploration	—	—	—	—	—	—	(16.6)	(5.8)	—	(22.42)
Plus:
Employment termination cost	2.3	1.5	—	—	—	—	—	—	—	3.8
Royalty	—	—	—	—	5.4	3.0	4.6	1.1	—	14.1

Total cash cost	254.7	245.9	151.1	12.6	105.0	72.6	101.5	31.5	—	863.4

Plus:
Amortization(2)	37.2	34.2	19.5	—	16.0	5.0	49.4	25.3	1.5	188.1
Rehabilitation	1.8	1.3	0.9	—	0.5	0.3	0.4	0.1	—	5.3

Total production cost	293.7	281.4	171.5	12.6	121.5	77.9	151.3	56.9	1.5	1,168.3

Gold produced (‘000 oz)(3)	1,238.3	1,140.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,576.8

Gold inventory (‘000 oz)	23.2	2.0	—	—	—	—	—	—	—	25.2

Gold sales (‘000 oz)	1,261.5	1,142.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,602.0

Gold sold per production cost (‘000 oz)	1,261.5	1,142.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,602.0

Total cash costs(4) ($/oz)	202	215	229	289	195	243	198	219	—	212

Total production costs(5) ($/oz)	233	246	260	289	225	260	295	396	—	254

Notes:

All statistics are based on gold sold.

(1)	Calculated using an exchange rate of R9.07 per $1.00.

(2)	Includes non-cash portion of GIP adjustments.

(3)	In fiscal 2003, 0.597 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, amortization, reclamation, capital, development and exploration costs plus royalties and employee termination costs. Under U.S. GAAP, production costs do not include amortization, reclamation, capital development or certain exploration costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the adoption of the standard is voluntary and thus the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce”.

(5)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the adoption of the standard is voluntary and thus the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company— Glossary of Mining Terms—Total production costs per ounce,”

	For the year ended June 30, 2002
	Driefontein	Kloof	Beatrix	St Helena	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
				(in $ millions except as otherwise noted)(1)
Production costs	205.8	181.6	113.3	28.8	85.5	28.5	55.8	17.8	(7.1)	710.0
Less:
G&A other than corporate cost	(7.6)	(5.5)	(3.0)	(0.3)	(0.4)	—	(1.9)	(0.5)	—	(19.2)
Management costs	—	—	—	—	—	—	—	—	7.1	7.1
Plus:
Employment termination costs	2.7	2.7	0.2	0.8	—	—	—	—	—	6.4
Royalty	—	—	—	—	4.6	1.4	2.4	0.7	—	9.1

Total cash costs	200.9	178.8	110.5	29.3	89.7	29.9	56.3	18.0	—	713.4

Plus:
Amortization(2)	32.7	19.2	14.3	—	13.8	2.5	18.8	10.9	1.1	113.3
Rehabilitation	0.6	1.3	0.5	—	1.5	0.5	0.2	0.1	—	4.7

Total production costs	234.2	199.3	125.3	29.3	105.0	32.9	75.3	29.0	1.1	831.4

Gold produced (‘000 oz)	1,326.6	1,100.7	654.8	116.4	544.0	141.4	340.9	82.6	—	4,307.4
Gold inventory (‘000 oz)	(23.2)	(2.0)	—	—	—	—	—	—	—	(25.2)

	For the year ended June 30, 2002
	Driefontein	Kloof	Beatrix	St Helena	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
				(in $ millions except as otherwise noted)(1)
Gold sales (‘000 oz)	1,303.4	1,098.7	654.8	116.4	544.0	141.4	340.9	82.6	—	4,282.2
Less capitalized production of Kloof No. 4 Shaft (000 oz)[6]	—	(74.6)	—	—	—	—	—	—	—	(74.6)

Gold sold per production cost	1,303.4	1,024.1	654.8	116.4	544.0	141.4	340.9	82.6	—	4,207.6

Total cash cost(3)($/oz)	154	175	169	252	165	211	165	218	—	170
Total production cost(4)($/oz)	180	195	191	252	193	233	221	351	—	198

Notes:

(1)	Calculated using an exchange rate of R10.30 per $1.00.

(2)	Includes non-cash portion of GIP adjustments.

(3)	Gold Fields has calculated total cash costs per ounce by dividing total cash casts, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry standard, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, amortization, reclamation, capital development and exploration costs plus royalties and employee termination costs. Under U.S. GAAP, production costs do not include amortization, reclamation, capital development or certain exploration costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs per ounce is not a U.S. GAAP measure. An investor should not consider total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total cash costs, the adoption of the standard is voluntary and thus the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies, See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce”

(4)	Gold Fields calculated total production costs per ounce by dividing total production costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar compared to the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Glossary of Mining Terms — Total production costs per ounce.

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

The table below depicts the changes from June 30, 2001 to June 30, 2002 for proven and probable reserves and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2002 and 2003. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves in both fiscal 2002 and 2003) and (2) the amount of gold produced by the operation during the year.

	Proven and probable		Life of mine as of
	reserves as of June 30,		June 30,		Amortization for fiscal
	2001	2002	2001	2002	2002	2003
	(‘000 oz)		(years)		($ million)
Driefontein	18,800	16,400	15	19	32.7	37.2
Kloof(1)	19,200	15,300	21	20	19.2	34.2
Free State
Beatrix(2)	14,200	11,800	18	20	14.3	19.5
St Helena	320	370	—	—	—	—
Ghana
Tarkwa(3)	6,900	6,500	14	13	13.8	16.0
Damang(4)(5)	1,240	1,190	6	4	2.5	5.0
Australia	3,150	2,340	10	5.5	18.8	49.4
St. Ives(5)(6)	3,150	2,340	10	5.5	18.8	49.4
Agnew(5)(6)	690	600	7	4	10.9	25.3

	Proven and probable		Life of mine as of
	reserves as of June 30,		June 30,		Amortization for fiscal
	2001	2002	2001	2002	2002	2003
Corporate and other					1.1	1.5
Total	64,500	54,500			113.3	188.1
Reserves below infrastructure(7)	21,400	26,600
Total reserves(8)	85,900	81,100

Notes:

(1)	A mineral resource study at Kloof during fiscal 2001 resulted in adjustments to grade zones, exclusions of certain mining blocks due to lack of adequate ventilation, a reduction in extraction from shaft pillars amongst other adjustments. The net effect on total reserves was insignificant but resulted in a movement from above infrastructure reserves to below infrastructure reserves at the end of fiscal 2002. As amortization is calculated using the above infrastructure reserves as its denominator (the numerator being the produced ounces) the amortization charge for fiscal 2003 increased accordingly.

(2)	The Beatrix operation, formerly called the Free State operation, was renamed following the sale of St.Helena mine on October 30, 2002. Includes the former Oryx mine, now designated as Beatrix Shaft No. 4.

(3)	As of June 30, 2001 and 2002, reserves of 4.900 million ounces and 4.620 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(4)	As of June 30, 2001 and 2002, reserves of 0.880 million ounces and 0.850 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(5)	Reserves and life of mine calculated as of the date Gold Fields acquired the operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(8)	As of June 30, 2001 and 2002, reserves of 83.540 million ounces and 78.900 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

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

Impairment of assets

The allocation of the purchase price to the Agnew and St. Ives mines was based upon geological and other information available to the Company at the purchase date. During fiscal 2003, the Company revised the Agnew life of mine plan based upon the latest estimates of reserves and mineralized material. The life of mine plan was revised because the results of the Agnew mine following the acquisition had been below those anticipated due to a lower recovered gold content and certain events which rendered certain mineralized material unexploitable. The revised life of mine plan did not support the original allocation of the purchase price to the Agnew mine orebody, mining tenements and undeveloped properties. For management reporting purposes, Gold Fields reallocated part of the initial purchase price from the Agnew mine orebody, mining tenements and undeveloped properties to the St. Ives mine orebody, mining tenements and undeveloped properties. U.S. GAAP does not permit a company to reallocate the purchase price more than a year beyond the acquisition date, when sufficient data was available to make the initial purchase price allocation. Accordingly, an impairment write down of $29.6 million was recorded to reflect the Agnew mine assets at their fair value.

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

Cumulative effect of change in accounting principles, net of tax

With effect from July 1, 2002, the Company adopted FAS 143 . The adoption of FAS 143 resulted in Gold Fields recording a $1.3 million debit cumulative effect of a change in accounting principle, net of tax in fiscal 2003.

Net income

As a result of the factors discussed above, Gold Fields’ net income was $257.0 million in fiscal 2003 compared with net income of $239.1 million in fiscal 2002.

Liquidity and Capital Resources

Cash resources

Operations

Net cash provided by operations was $198.4 million in fiscal 2004 compared to $411.4 million in fiscal 2003. In fiscal 2004, Gold Fields’ realized gold price increased to an average of $387 per ounce compared to $333 per ounce in fiscal 2003. Sales in fiscal 2004 decreased by 0.2 million ounces but the increase in the realized price resulted in revenues from product sales increasing by $168.0 million in fiscal 2004 to $1,706.2 million compared to $1,538.2 million in fiscal 2003. The increased revenues were more than offset by a $340.2 million increase in production costs, which increased from $1,015.0 million in fiscal 2003 to $1,355.2 million in fiscal 2004. The net effect was a decrease in cash flow provided by operations before taxation and working capital changes. The decrease in cash provided by operations was partly offset by an increase in working capital changes of $21.8 million.

Net cash provided by operations in fiscal 2003 was $411.4 million compared to $424.7 million in fiscal 2002. In fiscal 2003, Gold Fields’ realized gold price increased to an average of $333 per ounce compared to $292 per ounce in fiscal 2002. In addition, sales in fiscal 2003 increased by 0.41 million ounces, which together with the increase in the realized price, resulted in revenues from product sales increasing by $328.2 million in fiscal 2003 to $1,538.2 million compared to $1,210.0 million in fiscal 2002. The increased revenues improved profitability and were the main reason for the increase in cash flow from operations before taxation and working capital changes. The increase in working capital changes of $14.9 million added to the increase in cash provided by operations, but these were offset by an increase in taxes paid of $43.1 million.

Although revenues from Gold Fields’ South African operations are denominated in U.S. dollars, Gold Fields receives them in Rand, which are then subject to South African exchange control limitations. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls.” As a result, those revenues are generally not available to service Gold Fields’ non-Rand debt obligations or to make investments outside South Africa without the approval of the South African Reserve Bank.

Revenues from Gold Fields’ Ghanaian and Australian operations are also denominated in U.S. dollars, but unlike in South Africa, Gold Fields receives them in U.S. dollars or is freely able to convert them into U.S. dollars. These U.S. dollar amounts can be used by Gold Fields to service its U.S. dollar-denominated debt and to make investments in its non-South African operations.

Investing

Net cash utilized in investing activities was $400.2 million in fiscal 2004 compared to $150.6 million in fiscal 2003. The increase in net cash utilized of $249.6 million was primarily due to an increase in capital expenditure of $153.6 million and an increase in investments purchased of $72.4 million. This was partially offset by the $55.0 million increase in the proceeds on the disposal of property, plant and equipment from $1.8 million in fiscal 2003 to $56.8 million in fiscal 2004. This amount included the $45.7 million received from the sale of Driefontein block 1C11 to AngloGold with the balance of $11.1 million related mainly to the sale of shares received in exchange for the sale of various nickel mineral rights at the Australian operations.

Proceeds from the sale of investments decreased from $72.1 million in fiscal 2003 to $29.3 million in fiscal 2004. The $29.3 million in fiscal 2004 comprises the following sales:

•	$19.6 million from the sale of 1.2 million shares in Harmony Gold Mining Company Limited and African Rainbow Minerals Limited;

•	$2.1 million from the sale of 0.9 million shares in Chesapeake Gold Corporation;

•	$1.1 million from the sale of 0.1 million shares in Glamis Gold Limited;

•	$1.9 million from the sale of 2.5 million shares in Orezone Resources Inc., and

•	$2.0 million from the sale of 1.3 million shares in Committee Bay;

•	$2.6 million from the sale of various other shares;

The $72.1 million in fiscal 2003 comprised the following sales:

•	$49.3 million from the sale of 30.5 million shares in Eldorado Gold Corporation;

•	$18.6 million from the sale of 1.5 million shares in Glamis Gold Limited;

•	$4.0 million from the sale of 0.4 million shares in African Rainbow Minerals Limited; and

•	$0.2 million from the sale of 73,000 shares in Chesapeake Gold Corporation.

Net cash utilized in investing activities was $150.6 million in fiscal 2003 compared to $375.4 million in fiscal 2002. The decrease in net cash utilized of $224.8 million was primarily due to the acquisition of the Australian operations for $180.0 million and Abosso Goldfields for $32.9 million in fiscal 2002.

Capital expenditure increased $153.6 million to $377.9 million in fiscal 2004 compared to $224.3 million in fiscal 2003. Capital expenditure was $144.5 million in fiscal 2002. In Rand terms, capital expenditure increased to R2,607.6 million in fiscal 2004 from R2,035.5 million in fiscal 2003 and R1,489,3 million in fiscal 2002. The increase in capital expenditure was mainly due to growth projects at Tarkwa in Ghana and St. Ives in Australia.

Expenditure on Gold Fields’ major capital projects in fiscal 2004, included:

•	$24.7 million on the Beatrix Shaft No. 3 expansion project, as compared to $23.9 million in fiscal 2003 and $14.3 million in fiscal 2002;

•	$20.1 million on the Shaft No. 1 and Shaft No. 5 projects at Driefontein, as compared to $38.1 million in fiscal 2003 and $26.9 million in fiscal 2002;

•	$7.5 million on the Driefontein No. 1 and 2 metallurgical mill installation as compared to $14.3 million in fiscal 2003 and $9.2 million in fiscal 2002;

•	$25.0 million on the Shaft No. 4 project at Kloof as compared to $24.6 million in fiscal 2003 and $15.4 million in fiscal 2002, which in fiscal 2002 was inclusive of capitalized revenue and development costs;

•	$45.7 million on the St. Ives mill expansion project, compared to $nil in fiscal 2003 and fiscal 2002;

•	$75.9 million on the Tarkwa CIL process plant, as compared to $2.0 million in fiscal 2003 and $nil in fiscal 2002; and

•	$55.3 million on the Tarkwa owner mining project, as compared to $nil in fiscal 2003 and fiscal 2002.

Purchase of investments totaled $79.4 million in fiscal 2004 and consisted of:

•	$14.5 million of shares in Mvela Resources;

•	$29.0 million of redeemable preference shares in Micawber (Proprietary) Limited;

•	$12.6 million of shares in Bolivar Gold Corporation;

•	$7.7 million of shares in Zijin Mining Group Company Limited;

•	$2.8 million of shares in CMQ Resources Inc.; and

•	$12.8 million on numerous other investments.

Gold Fields also paid $23.0 million as part payment for the buyout of the 49% minority interest in APP. See “Information on the Company—Exploration—Gold Fields’ Exploration Projects—Arctic Platinum Project.” This amount is reflected as “acquisition of subsidiaries” on Gold Fields’ Consolidated Statements of Cash Flows included elsewhere in this annual report.

Financing

Net cash provided by financing activities was $682.2 million in fiscal 2004 as compared to net cash utilized in financing activities of $335.8 million in fiscal 2003. The increase in cash provided from financing activities was due primarily to the loan of $586.7 million ($591.3 million less costs of $4.6 million) raised as a result of the Mvelaphanda transaction. See “—Overview—Mvelaphanda Transaction” In addition, Gold Fields received $219.7 million from ordinary shares issued mainly as a result of an international private placement of Gold Fields shares in November 2003 which raised $215.9 million. Also, in fiscal 2004, $3.8 million was received as a result of share options exercised, as compared to $4.5 million in fiscal 2003.

In addition, during fiscal 2004 Gold Fields repaid the remaining $28.6 million balance on the $165.0 million drawdown on the $250.0 million credit facility entered into in connection with the purchase of the St. Ives and Agnew operations. It also repaid the $12.2 million balance remaining on the $35.0 million two-year facility used to finance, in part, the acquisition of 71.1% of Abosso. In fiscal 2003, the amounts repaid were $119.5 million and $20.9 million, respectively.

Dividends paid amounted to $92.6 million in fiscal 2004 as compared to $184.3 million in fiscal 2003. The amount of dividends paid was lower than in fiscal 2003 principally due to lower net income, partially offset by the stronger Rand/U.S. dollar exchange rate. Dividend payments amounted to Rand 669.1 million or 140 Rand cents per ordinary share in fiscal 2004 as compared to Rand 1,746.4 million or 370 Rand cents per ordinary share in fiscal 2003.

Net cash utilized in financing activities was $335.8 million in fiscal 2003 as compared to net cash provided by financing activities of $127.9 million in fiscal 2002. This increase in cash utilized in financing activities was largely due to the repayments of loans in fiscal 2003, compared to the drawing down of loans in fiscal 2002.

In fiscal 2003, Gold Fields repaid $119.5 million of the $149.0 million remaining on the $165.0 million drawdown on the $250.0 million credit facility entered into in connection with the purchase of the St. Ives and Agnew operations. In addition, $20.9 million was repaid of the $35.0 million remaining on the $50.0 million two-year facility to finance the acquisition of 71.1% of Abosso. As a result of share options exercised, $4.5 million was received for ordinary shares issued in fiscal 2003 as compared to $5.6 million in fiscal 2002.

Dividends paid amounted to $184.3 million in fiscal 2003 compared to $59.2 million in fiscal 2002. The amount of dividends paid was higher than in fiscal 2002 due to dividends of 370 SA cents per ordinary share being paid in fiscal 2003, compared to 130 SA cents in fiscal 2002, as well as the impact of the stronger Rand/U.S. dollar exchange rate. Dividend payments amounted to Rand 1,746.4 million as compared to Rand 634.3 million in fiscal 2002. During fiscal 2003, Tarkwa paid dividends for the first time and the minority shareholders’ share of this payment was $5.8 million.

Credit Facilities

Australia Acquisitions

On November 26, 2001, Gold Fields and several of its subsidiaries, including two newly-established Australian subsidiaries, entered into a $250.0 million syndicated credit facility. Barclays Capital, the investment banking division of Barclays Bank plc, or Barclays, and Citibank, NA., or Citibank, acted as arrangers of the facility. The credit facility was used to fund Gold Fields’ acquisition of St. Ives and Agnew from WMC with the balance to be used for general corporate purposes. The facility bore interest at LIBOR plus 1.15% per year and was subject to a commitment fee equal to 0.575% per year payable quarterly on all undrawn amounts under the facility.

The terms of the credit facility also required Gold Fields to maintain a foreign exchange hedging strategy over the life of the loan to reduce the impact of fluctuations in the Australian dollar/U.S. dollar exchange rate on the cash flow from St. Ives and Agnew. See “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Sensitivity.”

The facility consisted of a $160.0 million term loan facility and a $90.0 million revolving credit facility. The principal of the term loan facility was repayable in ten equal semi-annual installments over five years, with the first repayment of $16.0 million paid in May 2002. During fiscal 2003, Gold Fields repaid $114.5 million of the $160.0 million term loan facility and repaid the full $5.0 million drawn down on the revolving credit facility. The repayments of $114.5 million included prepayments of $82.5 million, which was funded in part from the proceeds on the sale of non-current investments and dividends received from the Ghana operation. In January 2004, Gold Fields repaid the balance owing on the term loan facility. The $90 million revolving credit facility was cancelled with effect from October 20, 2004.

Damang Acquisition

On January 23, 2002, in connection with the purchase of Abosso, Gold Fields utilized the full amount of $35.0 million available under a bilateral two-year term loan and letter of credit facility dated December 31, 2001 between Gold Fields and several of its subsidiaries and Barclays and Barclays Capital. Gold Fields used $32.9 million of the funds to finance its A$63.3 million ($32.9 million at an exchange rate of A$1.92 per $1.00, which was the noon buying rate on the date of the transaction) share of the purchase price for the Abosso acquisition, $2.0 million of the funds to replace an existing letter of credit which served as an environmental performance bond for the Damang mine and the remainder of the funds for general corporate purposes. During fiscal 2003, Gold Fields made prepayments of $20.9 million on the $33.0 million bilateral two-year term loan and the balance of $12.1 million was fully repaid by December 31, 2003. The $2.0 million letter of credit facility terminated on June 30, 2003 and was replaced by a new $2.0 million letter of credit facility which expired on June 30, 2004. Also on January 23, 2002, Gold Fields utilized the full amount of $15.0 million available under a two-year term loan facility dated December 31, 2001 into between Gold Fields and several of its subsidiaries and Barclays Capital and Barclays Bank of Ghana Limited. $10.0 million of the loan was used to refinance existing debt of Abosso, while the remaining $5.0 million was used to provide funds for general corporate purposes. The facility bore interest at a rate of LIBOR plus 0.95% for the first 12 months. By June 2002, Gold Fields repaid in full the $15.0 million term loan facility.

As of the date of this annual report, Gold Fields has no committed utilized banking facilities. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements.

Gold Fields may in the future undertake further acquisitions of mining assets. In the event that Gold Fields does undertake any such acquisition, it may need to incur further debt or arrange other financing to fund any costs of the acquisition, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

Mvela Loan

On March 17, 2004, as part of the transaction involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields, Mvela Gold advanced Rand 4,139 million, or the Mvela Loan, to GFIMSA. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Guernsey. GFIMSA may elect to repay the Mvela Loan (together with the present value of the then outstanding interest payment obligations and the tax payable by Mvela Gold as a result of such repayment) at any time starting 12 months after the Mvela Loan was advanced. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the consolidated gross turnover of Gold Fields and its subsidiaries may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of an event of default. See “—Overview—Mvelaphanda Transaction.”

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber. Further, Gold Fields subscribed for Rand 100 million of the shares issued by Mvela Resources in the private placement. In addition, pursuant to the PIC Agreement, Gold Fields has effectively guaranteed the PIC Loan. Interest on the PIC loan accrues at the rate of 14.25%, is compounded semi-annually and is payable in one lump sum at the end of the term of the loan. Under the terms of the PIC Agreement, the PIC has the right to require Gold Fields to assume all its rights and obligations under the PIC Loan, together with its underlying security, which consists of the PIC’s proportionate share of Mvela Gold’s rights under the Subscription and Share Exchange Agreement and a guarantee of Rand 200 million from Mvela Resources, at a price equal to the value of the principal and interest of the PIC Loan, if, at the time the PIC Loan is due for repayment, Micawber does not repay the loan in full. Whether or not the PIC requires Gold Fields to assume its rights and obligations under the PIC loan, the PIC is obligated to pay a guarantee fee to Gold Fields equal to 3.75% per annum of the value of the principal and interest payable under the PIC Loan on the date on which the PIC Loan is repaid to the PIC.

GFIMSA applied the net proceeds of the Mvela Loan of $586.7 million (R4,139 million less R32 million of costs at an exchange rate of R7.00 to $1.00) toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of an internal restructuring of Gold Fields. In connection with the Mvela Loan, GFIMSA has entered into two interest rate swaps, both of which have been designated as fair value hedges. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the loan from Mvela Gold and the floating rate payable is the three month Johannesburg Inter-Bank Acceptance Rate, or JIBAR, plus a margin of 1.025%. See “Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Sensitivity – Interest Rate Hedging Experience.”

Capital expenditure

Capital expenditure was $377.9 million in fiscal 2004, compared to $224.3 million in fiscal 2003 See “—Cash resources—Investing.” Gold Fields expects to incur approximately Rand 2.4 billion ($375.6 million) in capital expenditure in fiscal 2005, which it expects to finance from internal sources and, to the extent required, credit facilities. Details regarding the specific capital expenditure for each operation are found in the individual operation sections under “Information on the Company—Gold Fields’ Mining Operations.”

Contractual obligations and commitments as at June 30, 2004

	Payments due by period
		Less than	12-36	36-60	After 60
	Total	12 months	months	months	months
			($m)
Long-term debt	990.1	54.7	138.9	796.5	—

Mvelaphanda Gold (Proprietary) Limited (5 years)(1)
Capital	643.2	—	—	643.2	—
Interest	346.9	54.7	138.9	153.3	—

Capital lease obligations — building	4.4	0.9	1.5	2.0	—
Other long-term obligations
Post-retirement healthcare(2)	18.9	0.6	1.2	1.2	15.9
Environmental obligations (3)	116.0	1.6	3.2	3.2	108.0

Total contractual cash obligations	1,129.4	57.8	144.8	802.9	123.9

Notes:

(1)	On March 17, 2004, Mvelaphanda Gold (Proprietary) Limited, a wholly owned subsidiary of Mvela Resources, advanced an amount of $591.3 million to GFI Mining South Africa (Proprietary) Limited. The principal amount is repayable five years from the date of advance and interest is payable semi-annually.

(2)	Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go-basis.

(3)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflations. Management believes that the provisions made for environmental obligations are adequate to direct the expected volume of such obligations. See” — Significant Accounting Policies — Environmental rehabilitation costs.”

	Amount of commitments expiring by period
		Less than	12-36	36-60	After 60
	Total	12 months	months	months	months
	($m)
Other commercial commitments
Lines of credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
Guarantees(1)	44.0	—	—	23.8	20.2
Standby repurchase obligations	—	—	—	—	—
Capital expenditure	57.5	57.5	—	—	—

Total commercial commitments	101.5	57.5	—	23.8	20.2

Notes:

(1)	Guarantees consist of $19.1 million committed to guarantee Gold Fields’ environmental rehabilitation obligations with respect to its Ghanaian and Australian operations, $23.8 million to the Public Investment Commissioners with regard to the Mvela loan and $1.1 million for numerous other obligations.

(2)	Capital expenditure consists only of amounts committed to external suppliers although as of June 30, 2004 an amount of $520.7 million in respect of capital expenditure had been approved by Gold Fields’ Board.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Recent Developments

Proposed IAMGold Transaction

On September 30, 2004, Gold Fields, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey and IAMGold signed a definitive agreement pursuant to which, subject to, among other things, certain conditions precedent, all assets owned by Gold Fields’ subsidiaries and located outside the Southern African Development Community would be transferred to IAMGold in exchange for the issuance to Gold Fields or its subsidiaries of common shares of IAMGold which will result in Gold Fields owning, directly or indirectly, approximately 70% of the fully diluted equity of the enlarged company. In addition, immediately before completion IAMGold shareholders registered as such on a record date, which will be a date shortly before completion, will receive a special cash dividend of C$0.50 per IAMGold share. See “Information on the Company–Recent Developments–Proposed IAMGold Transaction.”

Harmony Offer

On October 18, 2004, Harmony Gold Mining Company Limited, or Harmony, announced an unsolicited and hostile tender offer to acquire the entire issued share capital of Gold Fields. According to the registration statement on Form F-4, or the Form F-4, filed by Harmony with the SEC, Harmony has structured the tender offer to occur in two steps. The first step consists of an “early settlement offer” in which Harmony has offered, subject to certain conditions, to acquire up to 34.9% of the outstanding Gold Fields ordinary shares (including ordinary shares in the form of American depositary shares, or ADSs). Subject to satisfaction of the conditions to the early settlement offer, Harmony has stated that the offer will close on November 26, 2004. According to the Form F-4, following completion of the early settlement offer, Harmony has irrevocably committed to make a subsequent offer to acquire, subject to certain conditions, the remaining Gold Fields ordinary shares and ADSs not tendered or accepted for payment in the early settlement offer on same terms as were given in the early settlement offer. As disclosed by Harmony, each of the early settlement offer and the subsequent offer are comprised of two offers – a “U.S. Offer” which is available to holders of Gold Fields ordinary shares located in the United States and holders of Gold Fields ADSs wherever located and an “International Offer” which is available to holders of Gold Fields ordinary shares outside the United States to the extent such holders may lawfully participate in the International Offer. In the Form F-4, Harmony states that, with respect to the early settlement offer, the U.S. Offer and the International Offer are being made on substantially similar terms and are subject to substantially similar conditions.

In response to Harmony’s unsolicited and hostile tender offer, on November 3, 2004, the Board of Gold Fields issued an Offer Response Document to its shareholders and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC recommending that Gold Fields shareholders take no action and reject the Harmony offer.

See “Information on the Company–Recent Developments–Harmony Offer”.

Trend and Outlook

During the first quarter of fiscal 2005, Gold Fields’ operating profit was lower while net earnings were higher than that achieved in the fourth quarter of fiscal 2004. The lower operating profit was primarily due to the lower Rand gold price received and slightly lower production. Net earnings in the first quarter of fiscal 2005 were higher mainly due to the absence of the impairment charge in respect of Shaft No. 4 at Beatrix which was taken in the fourth quarter of fiscal 2004.

Gold production is expected to increase at the South African and the international operations in the second quarter of fiscal 2005 compared with the first quarter. Should the Rand and U.S. dollar gold prices stay at current levels revenues and operating margins, including at the South African operations, are expected to increase.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires
Christopher M. T. Thompson	56	Non-executive Chairman	November 15, 2007
Ian D. Cockerill	50	Executive Director and Chief Executive Officer	November 15, 2005
Nicholas J. Holland	46	Executive Director and Chief Financial Officer	November 15, 2005
Rupert L. Pennant-Rea	56	Non-executive Director	November 15, 2005
Jakes G. Gerwel	58	Non-executive Director	November 15, 2005
Alan J. Wright	63	Non-executive Deputy Chairman	November 17, 2006
Bernard R. van Rooyen	71	Non-executive Director	November 17, 2006
Chris I. von Christierson	57	Non-executive Director	November 17, 2006
J. Michael McMahon	58	Non-executive Director	November 17, 2006
Gordon R. Parker	69	Non-executive Director	November 15, 2007
Patrick J. Ryan	67	Non-executive Director	November 15, 2007
Tokyo M. G. Sexwale	51	Non-executive Director	November 15, 2007
Kofi Ansah	60	Non-executive Director	November 15, 2007

Directors and Executive Officers

The Articles of Association of Gold Fields provide that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of 13 directors.

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

The Articles of Association do not provide for a mandatory retirement age for directors. However, Gold Fields’ board charter specifies the retirement age to be 72 years of age.

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

Non-Executive Directors

Christopher M. T. Thompson BA, Rhodes; MSc Management Studies, Bradford. Chairman of the Board of Directors. Mr. Thompson has been a Director of Gold Fields since May 1998 and Chairman of the Board since October 1998. Mr. Thompson was the Chief Executive Officer of Gold Fields from October 1998 to June 30, 2002. Mr. Thompson has over 35 years’ experience in the mining industry. Mr. Thompson is also Chairman and a member of the Executive Committee of the World Gold Council, a director of Teck Cominco Corporation and Frontera Copper Corporation and a past director of the South African Chamber of Mines and of Business Against Crime. Prior to joining Gold Fields he was the President and Chief Executive Officer of the Castle Group Ltd.

Rupert L. Pennant-Rea BA, Trinity College, Dublin; MA, University of Manchester. Non-executive Director. Mr. Pennant-Rea was appointed as a Director of Gold Fields on July 1, 2002. Mr. Pennant-Rea serves as the Chairman of The Stationery Office Holdings Ltd., Plantation and General Investments PLC, Key Asset Management (UK) Limited and Security Printing and Systems Ltd. Mr. Pennant-Rea is also a director of British American Tobacco p.l.c., Gordon House Asset Management Limited, Sherritt International Corporation, Media AMI (UK) Ltd, Globalvault plc, Electra Kingsway VCT, Bell Managed Information Technologies Ltd, Go-Ahead Group plc, Times Newspaper Holdings Limited, Rio Narcea Gold Mines Limited and First Quantum Minerals Ltd. Previously, Mr. Pennant-Rea was editor of The Economist and Deputy Governor of the Bank of England.

Jakes G. Gerwel BA, Western Cape; Licentiate (Germanic Philology), Brussels; PhD (Literature and Philosophy), Brussels. Non-executive Director. Mr. Gerwel was appointed a director of Gold Fields on August 21, 2002. Mr. Gerwel is the Chancellor of Rhodes University and Nelson Mandela Distinguished Professor in the Humanities of University of Cape Town and University of Western Cape. Mr. Gerwel is Non-executive Chairman and a director of Brimstone Investment Corporation Limited, Africon Engineering International and Educor. Mr. Gerwel is also a director of Naspers, Media 24, Old Mutual plc, Peoples Bank and KFM Radio. Previously, Mr. Gerwel served in the Office of the President of South Africa as Director-General and Cabinet Secretary, and as Head of the South African President’s Office and the South African Cabinet Office.

Alan J. Wright CA (SA). Non-executive Director. Mr. Wright has been Deputy Chairman of Gold Fields since November 1997. Prior to September 1998, Mr. Wright was the Chief Executive Officer of Gold Fields of South Africa Limited. Mr. Wright is currently retired and is not a director of any other company.

Bernard R. van Rooyen BA, LLB, Witwatersrand. Non-executive Director. Mr. van Rooyen has been a Director of Gold Fields since May 1998. Mr. van Rooyen is the Deputy Chairman of Trans Hex Group Limited, a director of Mvelaphanda Resources Limited, Banro Corporation, Northam Platinum Limited, Rand Water, and the Cementation Company (Africa) Limited, and an alternative director of Ndowana Exploration (Proprietary) Limited.

Chris I. von Christierson BComm, Rhodes; MA, Cambridge. Non-executive Director. Mr. von Christierson has been a Director of Gold Fields since February 1999. Mr. von Christierson is the Chairman of Rio Narcea Gold Mines Limited and a director of Afri-Can Marine Minerals Corporation Limited and Southern Prospecting (UK) Limited. Mr. von Christierson was previously Chairman of Golden Shamrock Mines Limited and a managing director of East Daggafontein Mines Limited.

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

Tokyo M. G. Sexwale Certificate of Business Studies, University of Botswana, Lesotho and Swaziland. Non-executive Director. Mr. Sexwale has been a Director of Gold Fields since January 2001. Mr. Sexwale is Executive Chairman of Mvelaphanda Holdings (Proprietary) Limited and of Mvelaphanda Resources Ltd. Mr. Sexwale is also Chairman of Global Village Network Technologies (Proprietary) Limited and Chairman of Trans Hex Group Limited. In addition, Mr. Sexwale is a director of several of Mvelaphanda Holdings (Proprietary) Limited’s subsidiaries, ABSA Bank Limited, Northam Platinum Limited, The Rand Mutual Assurance Company Limited, Arcus Gibb (Proprietary) Limited, ABSA Group Limited, African Maritime Logistics (Proprietary) Limited, Dunrose Investments 29 (Proprietary) Limited, Gem Diamond Mining Corporation Limited, Global Village Network (Proprietary) Limited, Kas Maine Mining (Proprietary) Limited, Mvelamasefield (Proprietary) Limited, Mocoh Services South Africa (Proprietary) Limited, Power Matla (Proprietary) Limited, RMA Life Assurance Company Limited, Tepco Petroleum (Proprietary) Limited and Voltex Holdings Limited.

Kofi Ansah BSc (Mechanical Engineering) UST Ghana, Msc (Metallurgy) Georgia Institute of Technology. Non-executive Director. Mr Ansah was appointed a director of Gold Fields in April 2004. He is also a director of Metropolitan Insurance Company Limited, Ecobank (Togo) Limited and Aluwoks Limited.

Executive Officers

James T. Nkosi (53), D.Com (Leadership in Performance and Change), M.Com (Business Management), Rand Afrikaans University; Masters in Industrial and Organizational Psychology, University of Cape Town. Senior Vice President, Human Resources and Transformation. On July 1, 2004, Dr Nkosi was appointed Senior Vice President, Human Resources and Transformation. Since July 2001, Dr Nkosi had served as Vice President Human Resources, South African Operations, Gold Fields. Prior to that Dr Nkosi was an Executive Manager at Eskom for 12 years and a Transformation Director at Standard Bank for four years.

James W. D. Dowsley (46), BSc (Mining Engineering), Witwatersrand. Senior Vice President, Corporate Development. Mr. Dowsley has been General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Ltd.

Craig J. Nelsen (53), BA (Geology), Montana; MSc (Geology), New Mexico. Executive Vice President, Exploration; President and CEO of Gold Fields Exploration, Inc. Since April 1999, Mr. Nelsen has served as Senior Vice President of Exploration for Gold Fields and President and Chief Executive Officer of Gold Fields Exploration, Inc. On April 15, 2002, Mr. Nelsen’s title changed to Executive Vice President, Exploration. Mr. Nelsen was previously Chairman and Chief Executive Officer of Metallica Resources Incorporated.

Michael J. Prinsloo (51), BSc (Mining Engineering), Witwatersrand; AMP, Harvard. Executive Vice President, South African Operations. On April 15, 2002, Mr. Prinsloo was appointed Executive Vice President, South African Operations. Mr. Prinsloo had served as Managing Director of the Driefontein operation since September 2001. Mr. Prinsloo was previously Managing Director and Chief Executive Officer of Durban Roodepoort Deep Limited. Prior to that, Mr. Prinsloo was an independent consultant to small businesses in South Africa and a Senior Manager with AngloGold Limited.

Jan W. Jacobsz (43), BA, Rand Afrikaans University. Senior Vice President, Investor Relations and Corporate Affairs. On April 15, 2002, Mr. Jacobsz was appointed Senior Vice President, Investor Relations and Corporate Affairs. Since January 1998, Mr. Jacobsz had served as Manager and Senior Manager of Investor Relations and Corporate Affairs of Gold Fields. Prior to that Mr. Jacobsz was Programme Manager of the Vulindlela Transformation Programme for Gold Fields of South Africa Limited and Administrator of The Gold Fields Foundation.

John A. Munro (36), BSc (Chemical Engineering), Cape Town. Executive Vice President and Head of International Operations. On September 1, 2003, Mr. Munro was appointed Executive Vice President and Head of International Operations. Mr. Munro had previously served as Senior Vice President and Head of International Operations, Senior Manager and General Manager of Corporate Development for Gold Fields. Prior to that Mr. Munro served as Assistant Manager and Manager of the Property Division of Gold Fields of South Africa Limited.

Terence P. Goodlace (45), National Higher Diploma Metalliferous Mining; BComm, Unisa; MBA, Wales. Senior Vice President, Strategic Planning. On April 15, 2002, Mr. Goodlace was appointed Senior Vice President, Strategic Planning. Mr. Goodlace had previously served as Senior Manager of Strategic Planning. During the period between June 1998 and May 2000, Mr. Goodlace was the Senior Manager for Corporate Finance for Gold Fields. Prior to that, Mr. Goodlace was the Manager of various Gencor Limited mines.

Adèle L. Cleaver (41), BA, LLB, University of Cape Town; H. DIP.(Tax) Witwatersrand. Senior Vice President, Legal Counsel Ms. Cleaver joined Gold Fields in March, 1998 as Senior Legal Advisor and was promoted to Senior Vice President: Legal Counsel on July 1, 2004. Ms. Cleaver previously worked for Gencor for three years as Legal Advisor.

Company Secretary

Cain Farrel (55), FCIS, MBA, Southern Cross University–Australia. Mr Farrel was appointed Company Secretary on May 1, 2003. Mr Farrel is President of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr Farrel served as Senior Divisional Secretary of Anglo-American Corporation of South Africa.

Board of Directors Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Health, Safety and Environment Committee. All the committees are comprised exclusively of non-executive Directors. With the exception of the Nominating and Governance Committee, all committees are chaired by an independent non-executive director. The remuneration of non-executive directors for their service on the various committees has been approved by the shareholders.

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
Jakes G. Gerwel
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
Tokyo M.G. Sexwale
Bernard R. van Rooyen

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic issues facing Gold Fields. The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Ian D. Cockerill	Chairman

Nicholas J. Holland	Finance

James T. Nkosi	Human Resources and Transformation

James W. D. Dowsley	Corporate Development

Craig J. Nelsen	Exploration

Michael J. Prinsloo	South African Operations

Jan W. Jacobsz	Investor Relations and Corporate Affairs

John A. Munro	International Operations

Terence P. Goodlace	Strategic Planning

Adèle L. Cleaver	Legal Counsel

Operating Committee

Gold Fields’ Operating Committee meets on a regular basis to discuss and make decisions on high level operational issues facing Gold Fields. The composition of the Operating Committee is as follows:

Michael J. Prinsloo	Chairman

Nicholas J. Holland	Finance

Wayne D. R. Robinson	Employee Development

Derek V. Steyn	Driefontein Operation

Dana Roets	Beatrix Operation

Gerrit Kennedy	Kloof Operation

Howard Laycock	Technical Services

Paul A. Schmidt	Finance

James T. Nkosi	Human Resources and Transformation

Steve W. Banning	Australian Operation

Tom Fowler	Information Technology

Terence P. Goodlace	Strategic Planning

Jan W. Jacobsz	Investor Relations and Corporate Affairs

Zernobia Lachporia	Secretary

John A. Munro	International Operations

Koos P. Nel	Human Resources – SA Operations

Cambronne E. Pienaar	Asset Protection

Petrus C. Pienaar	Mvelaphanda Representative

Tim Rowland	Mineral Resources

Bernard R. van Rooyen	Mvelaphanda

Brendan I. Walker	Ghana operation

Compensation of Directors and Officers

During the fiscal year ended June 30, 2004, the aggregate compensation paid or payable to directors and executive officers of Gold Fields as a group was approximately Rand 28.3 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and executive officers of Gold Fields, of which Rand 3.2 million was due to pension scheme contributions and life insurance, and Rand 5.8 million was due to bonus and performance related payments.

The following table presents information regarding the compensation paid by Gold Fields for the year ended June 30, 2004 to its directors:

					Bonuses and
					performance	Pension
		Committee			related	scheme	One-off
	Board Fees	Fees	Salary		payments	contributions	payments(1)	Total
					(in Rand)
Executive Directors
Ian D. Cockerill			3,802,881	(2)	1,500,000	551,061	278,356	6,132,298
Nicholas. J. Holland			1,909,507	(2)	800,000	300,291	23,586	3,033,384
Non-executive Directors(3)
Christopher M. T. Thompson	352,500	296,600						649,100
Alan J. Wright	130,000	113,100						243,100
Kofi Ansah	22,750	—						22,750
J. Michael McMahon	110,500	101,400						211,900
Gordon R. Parker	130,000	83,200						213,200
Patrick J. Ryan	130,000	105,300						235,300
Bernard R. van Rooyen	130,000	83,200						213,200
Tokyo M. G. Sexwale	123,500	79,300						202,800
Chris I. von Christierson	123,500	83,200						206,700
Rupert Pennant-Rea	104,000	45,500						149,500
Jakes G. Gerwel	110,500	45,500						156,000

Total	1,467,250	1,036,300	5,712,388		2,300,000	851,352	301,942	11,669,232

Notes:

(1)	Gold Fields limits the amount of accumulated leave an employee may hold. Any accumulated leave held above the maximum is converted to a cash payment to the employee. The one-off payment includes the amount paid for accumulated leave above the maximum limit.

(2)	Mr. Cockerill’s and Mr. Holland’s employment agreements with Gold Fields Guernsey Ltd. provide for their salaries to be determined in U.S. dollars, and their agreements with GFL Mining Services Ltd. provide for their salaries to be determined in Rand. Under these employment agreements, Mr. Cockerill and Mr. Holland's salaries are included as a component of their gross annual remuneration package which also includes pension contributions and other items. See “—Directors’ Terms of Employment.”

(3)	Bonuses for performance in fiscal year 2003 and paid in fiscal year 2004.

Share options outstanding as of October 29, 2004 and held by the current directors and executive officers were, to the knowledge of Gold Fields’ management, as follows:

	Options to
	purchase
	ordinary		Option
	shares		exercise price	Expiration date
Name			(in Rand)
Ian D. Cockerill	347,000		20.90	October 1, 2006
	50,000		46.23	December 12, 2008
	91,000		125.37	July 2, 2009
	41,200		84.17	March 17, 2010
	36,700	(1)	93.49	August 19, 2010
	37,500	(1)	83.18	March 3, 2011
	37,500	(2)	76.75	October 22, 2011
Nicholas J. Holland	87,000		14.19	June 25, 2005
	125,000		25.67	December 1, 2006
	40,000		46.23	December 12, 2008
	23,000		125.37	July 2, 2009
	17,700		84.17	March 17, 2010
	15,800	(1)	93.49	August 19, 2010
	19,000	(1)	83.18	March 3, 2011
	19,000	(2)	76.75	October 22, 2011
Non-Executive Directors
Christopher M. T. Thompson	20,000		22.97	October 27, 2005
	260,000		46.23	December 12, 2008
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Alan J. Wright	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
J. Michael McMahon	21,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Gordon R. Parker	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Patrick J. Ryan	15,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007

	Options to
	purchase
	ordinary		Option
	shares		exercise price	Expiration date
Name			(in Rand)
	10,000	(1)	88.38	November 27, 2008
Tokyo M.G. Sexwale	5,000		43.70	October 31, 2006
	7,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Bernard R. van Rooyen	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Chris I. von Christierson	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Rupert L. Pennant-Rea	5,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Jakes G. Gerwell	5,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Kofi Ansah	—		—	—

Executive Officers
Adèle L. Cleaver	5,333		25.67	December 1, 2006
	15,000		21.00	November 23, 2007
	9,000		46.23	December 12, 2008
	2,800		84.17	March 17, 2010
	2,500	(1)	93.49	August 19, 2010
	3,600	(1)	83.18	March 3, 2011
	15,000	(2)	65.25	July 2, 2011
James W. D. Dowsley	45,000		25.67	December 1, 2006
	22,000		46.23	December 12, 2008
	7,700		84.17	March 17, 2010
	6,900	(1)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	76.75	October 22, 2011
Craig J. Nelsen	10,000		19.47	December 1, 2006
	11,000		25.67	December 1, 2006
	22,800		154.65	May 24, 2009
	17,000		84.17	March 17, 2010
	33,200		73.80	March 17, 2010
	15,900	(1)	93.49	August 19, 2010
	15,000	(1)	83.18	March 3, 2011
	15,000	(2)	76.75	October 22, 2011
Michael J. Prinsloo	160,000	(1)	46.23	December 12, 2008
	50,000		154.65	May 24, 2009

	Options to
	purchase
	ordinary		Option
	shares		exercise price	Expiration date
Name			(in Rand)
	13,300	(1)	93.49	August 19, 2010
	15,000	(1)	83.18	March 3, 2011
	15,000	(2)	76.75	October 22, 2011
Jan W. Jacobsz	10,850		14.19	June 25, 2005
	12,000		46.23	November 30, 2008
	11,900		154.65	May 24, 2009
	5,500		84.17	March 17, 2010
	5,000	(1)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	76.75	October 22, 2011
John A. Munro	24,800		14.19	June 25, 2005
	13,333		25.67	December 1, 2006
	12,000		46.23	November 30, 2008
	18,500		92.95	February 27, 2009
	7,500		84.17	March 17, 2010
	34,800	(1)	93.49	August 19, 2010
	15,000	(1)	83.18	March 3, 2011
	15,000	(2)	76.75	October 22, 2011
Terence P. Goodlace	11,000		25.67	December 1, 2006
	12,000		46.23	December 12, 2008
	9,500		154.65	May 24, 2009
	6,600		84.17	March 17, 2010
	5,900	(1)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	76.75	October 22, 2011
James T. Nkosi	17,600		116.85	August 22, 2009
	16,000		119.90	January 1, 2010
	4,900	(1)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	62.25	July 2, 2011

Total (1)	2,438,116		—	—

Notes:

(1)	Issued in fiscal 2004 pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan as part of the compensation paid to directors and officers in fiscal 2004.

(2)	Issued through October 29, 2004, pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan as part of the compensation paid to directors and officers in fiscal 2005.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the current directors and executive officers of Gold Fields as of October 29, 2004:

	Ordinary
	shares(1)	Percentage
Holder
Ian D. Cockerill	62,000	0.01
Nicholas J. Holland	20	0.00
Christopher M. T. Thompson	155,000	0.03
Alan J. Wright	135,690	0.03
Bernard R. van Rooyen	59,276	0.01
Total Directors (13 persons)	411,986	0.08
Total Non-Director Executive Officers (8 persons)	—	—
Total Directors and Executive Officers (21 persons)	411,986	0.08

Notes:

(1)	In addition to the Gold Fields Shares beneficially owned by the directors and executive officers set out in the table above, the following directors and executive officers have the ability to acquire Gold Fields Shares through underlying share options within 60 days of the date of this document: Ian D. Cockerill (410,700), Nicholas J. Holland (246,300), Christopher M.T. Thompson (213,400), Alan J. Wright (45,000), J. Michael McMahon (41,000), Gordon R. Parker (45,000), Patrick J. Ryan (35,000), Tokyo M.G. Sexwale (22,000), Bernard R. van Rooyen (45,000), Chris I. von Christierson (20,000), Rupert L. Pennant-Rea (15,000), Jakes G. Gerwell (15,000), Adele L. Cleaver (26,333), James W.D. Dowsley (59,600), Craig J. Nelsen (28,600), Michael Prinsloo (123,300), Jan W. Jacobsz (22,850), John A. Munro (52,333), Terence P. Goodlace (22,200) and James T. Nkosi (5,900).

The GF Management Incentive Scheme

Gold Fields has a share option scheme available to executive officers and other employees, as determined by the Board of Directors, which has a total of 22,791,830 ordinary shares reserved for issuance under the scheme. Options to purchase a total of 9,334,683 ordinary shares were outstanding under the scheme as of October 29, 2004, of which options to purchase 987,400 ordinary shares at a weighted average price of Rand 49.48 were held by the executive directors of Gold Fields under the scheme. The exercise prices of all outstanding options range between Rand 13.55 and Rand 154.65 per ordinary share and they expire between June 17, 2005 and October 22, 2011.

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

The share option scheme may be amended from time to time by the Board of Directors and the trustees of the scheme in any respect (except in relation to amendments affecting: (1) the eligibility of participants under the scheme, (2) the formula for calculating the total number of ordinary shares which may be issued under the scheme, (3) the maximum number of options which may be acquired by any participant, (4) the option price formula and (5) the voting, dividend and transfer rights attaching to options, which may only be amended through approval in a general meeting), provided that no such amendment shall operate to affect the vested rights of any participant.

The GF Non-Executive Director Share Plan

Gold Fields has a share option plan available to non-executive directors selected by a Non-Executive Directors Remuneration Committee, comprising the Chief Executive Officer and two nominees of significant shareholders of Gold Fields identified as such by the Chief Executive Officer. No member of the committee may be a participant in the plan. The plan was adopted at the annual general meeting of shareholders on October 31, 2001. There are a total of 2,279,183 ordinary shares reserved for issuance under the plan. The amount of ordinary shares reserved under the plan may be changed by the shareholders. Under the plan, the aggregate number of ordinary shares acquired by any one participant cannot exceed 0.1% of the issued share capital from time to time without the approval of the shareholders in a general meeting and the JSE. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Non-Executive Directors Remuneration Committee resolves to grant the option. Gold Fields expects to issue approximately 10,000 options per director per year under this plan provided the directors attend 75% of the board meetings.

Under the plan, all options granted may only be exercised no less than 12 months and no more than five years after the date on which the option was accepted by the participant. If an option holder ceases to hold office for any reason, he will be entitled within 30 days to exercise share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. The ordinary shares in respect of which each option is exercised will rank equally with existing issued ordinary shares. Gold Fields has undertaken to apply to list any ordinary shares received on exercise of options under the plan on the stock exchanges on which Gold Fields’ ordinary shares are listed and quoted. The share option plan may be amended from time to time by the Non-Executive Directors Remuneration Committee in any respect, except in relation to: (1) the eligibility of participants under the plan, (2) the formula for calculating the total number of ordinary shares which may be acquired pursuant to the plan, (3) the maximum number of options which may be acquired by any participant, (4) the price payable by participants and (5) the voting, dividend and transfer rights attaching to options, which may only be amended through approval by the shareholders in a general meeting and by the JSE.

Options to purchase a total of 313,000 ordinary shares were held by the non-executive directors of Gold Fields under the plan as of October 29, 2004. In addition, Christopher Thompson was issued options for 280,000 ordinary shares under the GF Management Incentive Scheme when he was an executive director. The exercise prices of all outstanding options range between Rand 43.70 and 110.03 per ordinary share, and they expire between October 31, 2006 and November 27, 2008.

Directors’ Terms of Employment

Each of Ian D. Cockerill (Executive Director and Chief Executive Officer of Gold Fields) and Nicholas J. Holland (Executive Director and Chief Financial Officer of Gold Fields) has entered into two service agreements with subsidiaries of Gold Fields. One agreement, or the GFL Contract, is with GFL Mining Services Ltd., or GFLMSL. The other agreement, or the Guernsey Contract, is with Gold Fields Guernsey Limited, or Gold Fields Guernsey. The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below.

The GFL Contracts

Under the GFL Contracts, the employment of Mr. Cockerill and Mr. Holland will continue until terminated upon (i) six months’ notice by either relevant party or the relevant executive director or (ii) retirement of the relevant executive director (currently provided for at age 63 in the contract). Gold Fields can also terminate the executive director’s employment summarily for any reason recognized by law as justifying summary termination. If the summary termination is due to the inability of the executive director to provide his services (as a result of ill health or other cause) for a continuous period of three consecutive months in any one year or more, he must also be paid in lieu of his six-month notice period.

Mr. Cockerill’s current gross annual remuneration package, or GRP, is valued at Rand 3,201,000 and Mr. Holland’s current GRP is valued at Rand 1,985,000. Both Mr. Cockerill’s and Mr. Holland’s GRP are reviewed annually for possible adjustment. Pursuant to their annual compensation reviews, each of Mr. Cockerill’s and Mr. Holland’s salary was increased in January 2004. Mr. Holland’s GRP was increased again in July 2004.

The value of the gross annual remuneration package is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of “Pensionable Emoluments” and “Pensionable Emoluments” being a rate between 50% and 100% of the gross annual remuneration package as elected by the executive director); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. In addition, it is compulsory for each of Mr. Cockerill and Mr. Holland to contribute 1% of his GRP to the Unemployment Insurance Fund, subject to any legislated contribution maximum at the time.

In addition, each of Mr. Cockerill and Mr. Holland is entitled, among other things, to the following benefits under the GFL Contract: (i) participation in the GF Management Incentive Scheme at the discretion of Gold Fields; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfilment of certain targets set by the Board of Directors.

The amount and manner of any bonus payment is determined by the Compensation Committee of the Board. “See—Board of Directors Committees.” The annual bonus is set at a target of 50% of the value of the GRP, assuming fulfilment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 50% of the GRP, if targets are exceeded.

The GFL Contract also provides that in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, and within 12 months of the change of control, the director is entitled to: (i) payment of an amount equal to twice his GRP; (ii) payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years; (iii) any other payments and/or benefits due under his GFL Contract; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; and (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the share option scheme then in force, to retain and to exercise all share options allocated to him including those which may not have vested at the date of such termination. The GFL Contract further provides that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

A “change of control” for the above purposes includes, but is not limited to, the acquisition by a third party of 30% or more of Gold Fields’ Ordinary Shares.

In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other reorganization, whether or not there is a change of control, if the executive director’s services are terminated the “change of control” provisions summarized above also apply.

Each of Mr. Cockerill and Mr. Holland has agreed to: (i) not use or divulge any trade secrets without Board consent; (ii) surrender any written or electronic documentation relating to any trade secrets at the Board’s demand, and not keep any copies thereof; (iii) not, for a period of 24 months after his employment terminates, induce, solicit, encourage or procure (or endeavour to do so) any employee to (a) terminate his employment with Gold Fields or (b) become employed by or interested in any competitor of Gold Fields; (iv) not provide any information acquired by him in the course of his association with or employment by Gold Fields, to anyone, if the provision of the information results or may result in any of the Gold Fields’ employees becoming employed by or interested in any manner whatsoever, whether directly or indirectly, in any concern; (v) not solicit, interfere with or entice or endeavour to entice away from Gold Fields any person who was an associate, customer or supplier of, or who was accustomed to dealing with, Gold Fields during the past two years; and (vi) not disclose any information which comes to his knowledge as a result of his employment or the termination thereof, but excluding information acquired from an independent third person, which relates to any business/marketing method or practice, or any business/marketing associates of Gold Fields. A general exception to the various restrictions on disclosure of information is that the executive director is entitled to disclose information to such person(s) to whom it is necessary for the purpose of implementing his employment rights and obligations.

The Guernsey Contracts

Each of Mr. Cockerill’s and Mr. Holland’s agreement with Gold Fields Guernsey provides for his salary payable under that agreement to be determined in U.S. dollars. The annual salary remuneration package, or SRP, of Mr. Cockerill is U.S.$194,000 and of Mr. Holland is U.S.$86,750. Both Mr. Cockerill’s and Mr. Holland’s SRPs are reviewed annually for possible adjustment. Pursuant to their annual compensation reviews, each of Mr. Cockerill’s and Mr. Holland’s SRP was increased in January 2004. Mr. Holland’s SRP was increased again in July 2004. The notice period under the Guernsey Contract is six months.

In addition, each of Mr. Cockerill and Mr. Holland is entitled to be considered for an annual incentive bonus payment depending upon the fulfilment of certain targets as agreed between the relevant executive director and the Board. The annual bonus is set at a target of 50% of the value of the annual salary, as provided under the GFL Contract, and assuming fulfilment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 50% of the annual salary, if targets are exceeded.

All conditions relating to the employment of Mr. Cockerill and Mr. Holland under the GFL Contract, other than with respect to remuneration, apply to their employment under the Guernsey Contract. In addition, the Guernsey Contract expressly provides that the “change of control” clause in the GFL Contract also applies on the same terms in respect of remuneration paid under the Guernsey Contract.

Additional information

Mr. Cockerill also participated in a retention scheme in which he was entitled to a payment in January 2004 based upon the value of his share options and emoluments. The scheme expired in January 2004 and no payment was made in terms of the scheme to Mr. Cockerill.

The executive directors also benefit from pension contributions and life insurance, the value of which is included in the compensation chart presented above. Effective March 1, 2004, these pension contributions and life insurance payments are included in the amount of the executive director’s GRP described above.

The non-executive directors are entitled to fees as agreed at Gold Fields’ annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Gold Fields’ behalf and remuneration for other services, such as serving on committees. Currently, each non-executive Director is entitled to a Rand 65,000 ($10,656) director’s fee per year and a Rand 6,500 ($1,066) attendance fee per meeting. In addition, the non-executive directors are each entitled to Rand 26,000 ($4,262) per year per committee for board committee fees, or Rand 26,000 ($4,262) per year if the non-executive director is the chairman of the board committee, and a Rand 3,900 ($639) attendance fee per committee meeting.

At the November 17, 2004 Gold Fields annual general meeting, the shareholders voted to provide for additional board fees and to increase the existing board fees effective January 1, 2005 as follows: the chairman of the board will receive an annual fee of Rand 1.0 million ($163,934); the annual fee for each chairman of a board committee will increase to Rand 80,000 ($13,115); the annual fee for each board member, other than the chairman, will increase to Rand 100,000 ($16,393); the annual fee for members of each board committee, other than the Audit Committee, will increase to Rand 40,000 ($6,557); the annual fee for each member of the Audit Committee will increase to Rand 56,000 ($9,180); the attendance fee for each board member (excluding the Chairman) for each board meeting will increase to Rand 8,125 ($1,332) per meeting; the attendance fee for each board committee meeting will increase to Rand 4,875 ($799) per meeting; and travel allowance payable to directors who travel internationally to attend meetings has been set at U.S.$4,000 per international trip.

In addition, the shareholders at the annual general meeting resolved to pay Christopher Thompson, for his role as the chairman of the board, a special retainer for the period from March 1, 2004 to December 31, 2004 of Rand 1,167,000 ($729,375).

Gold Fields has no service contracts with its non-executive directors.

Certain Executive Officers’ Terms of Employment

John A. Munro (Executive Vice President of Gold Fields, International Operations), Craig J. Nelsen (Executive Vice President of Gold Fields, Exploration) and Michael J. Prinsloo (Executive Vice President of Gold Fields, South African Operations) also have service contracts with certain subsidiaries of Gold Fields that contain provisions which provide for payment upon a change of control.

The terms of their respective contracts are substantially similar to the terms of Mr. Cockerill’s and Mr. Holland’s contracts with GFLMSL and Gold Fields Guernsey detailed above, including change of control provisions, except as set forth in material part below.

(1)	John A. Munro was appointed Executive Vice President and Head of International Operations on September 1, 2003. Mr. Munro has an employment agreement with GFLMSL, and his current GRP is valued at Rand 1,545,700. Mr. Munro also has an employment agreement with Gold Fields Guernsey pursuant to which his SRP is valued at U.S.$71,500, and his annual bonus under both contracts is set at a target of 40% of the value of his GRP and SRP, as applicable. Mr Munro’s salaries under the contracts were increased in January 2004, and his GRP was again increased in June 2004.

(2)	Craig J. Nelsen has entered into a service agreement with Gold Fields Exploration, Inc., or the GFE Contract. If there is a “change in control” of Gold Fields and Mr. Nelsen is terminated “other than for cause” or resigns for “good reason” within 12 months following the change in control, the GFE Contract provides for a payment of twice Mr. Nelsen’s annual SRP plus accrued bonuses. Mr.

Nelsen’s current SRP is valued at U.S.$306,000. Mr. Nelsen’s salary was increased in January 2004. Gold Fields pays 12% of his salary into a retirement plan as well as making his medical, dental and optical plan contributions. Moreover, in addition to his participation in the GF Management Incentive Scheme, Mr. Nelsen’s contract also entitles him to participate in the Exploration Incentive Plan, or EIP. The EIP is a profit sharing plan that is intended to reward employee contributions to Gold Fields’ exploration activities. The EIP is available to Mr. Nelsen and all exploration employees who report to Mr. Nelsen. Under the EIP, employees who are deemed by the Compensation Committee to have contributed to a successful exploration project are entitled, in the aggregate, to a 0.75% interest in the project’s Net Profits’ Interest, or NPI calculated as set forth below. If there is a sale of a project prior to completion, the employees will be entitled to 2.0% interest in the NPI as calculated for a project sale pre-completion, also as calculated as set forth below.

The NPI is calculated by determining the projected net revenues minus cash production costs but before capital expenditure and working capital charges. If the project is sold prior to its completion, the NPI will be the sale price minus acquisition costs, direct expenditures and a reasonable allocation of indirect expenditures. After being notified that they have been awarded an allocation under the EIP, employees may request that the value of their allocation be delivered in Gold Fields ordinary shares.

(3)	Michael J. Prinsloo is party to a service agreement with GFI Mining South Africa (Proprietary) Limited. Mr. Prinsloo’s current GRP is valued at Rand 2,464,000 and his annual bonus is set at a target of 40% of his GRP. Mr. Prinsloo’s salary was increased in January 2004.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of June 30,
	2002	2003	2004(1)
South Africa
Driefontein	17,786	18,253	17,900
Kloof	16,095	19,042	16,600
Beatrix	10,983	12,615	12,200
St. Helena (2)	3,131	—	—
Ghana
Tarkwa	1,281	1,388	3,300
Damang	901	1,025	900
Australia
St. Ives	761	951	900
Agnew	401	254	300
Total (3)	51,339	53,528	52,100

Notes:

(1)	Rounded amounts

(2)	Upon completion of the sale of the St. Helena mine on October 30, 2002, all the employees at St. Helena became employed by Freegold.

(3)	As of June 30, 2004, approximately 79% of these employees were laborers and semi-skilled employees.

Labor Relations

South Africa

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory severance pay in the event of termination of employment for operational reasons;

•	reduce the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

•	require large employers such as Gold Fields to implement affirmative action policies to benefit historically disadvantaged groups, and impose significant monetary penalties for non-compliance with the administrative and reporting requirements of the legislation; and

•	provide for the financing of training programs by means of a levy grant system and a national skills fund.

Approximately 79% of Gold Fields’ labor force is unionized, with the major portion of its South African workforce being members of the National Union of Mineworkers, or the NUM. As a result of its highly unionized labor force in South Africa and the fact that labor costs constitute approximately 50% of production costs, Gold Fields has attempted to balance union demands with the need to contain and reduce total cash costs in order to ensure the long-term viability of its operations. In July 2003, Gold Fields completed biennual negotiations with the NUM on wages and terms of employment for semi-skilled employees, which provided for a wage increase of 10% effective July 1, 2003 and a further increase in other benefits of approximately 3% in fiscal 2004. The agreement provided for a further inflation-linked wage increase of a minimum of 7% effective July 1, 2004. The NUM agreement also provided for the achievement by January 2004 of a minimum surface wage of Rand 2,000 ($328) per month. In order to achieve this minimum surface wage, which affects up to 4% of Gold Fields’ South African workforce, Gold Fields granted a wage increase of up to 12.9% (depending on the employee’s pay level) to the affected employees in July 2003 and has implemented a similar increase in January 2004, thus achieving the wage objective. Other significant items included in the agreement include improvements in leave, an increase of 1.45% for contributions to the Mineworkers Provident Fund effective in July 2004 and the regrading of certain employee positions. As the inflation rate was below 7% in July 2004, the minimum increase of 7% in wages was implemented effective July 1, 2004, as described above.

Arrangements with other significant South African unions include:

•	a 9.5% increase effective July 1, 2003 for semi-skilled and skilled employees represented by the Mine Workers Union Solidarity, or MWU, the United Association of South Africa, or UASA, and the NUM and a second year inflation linked increase with a minimum increase of 7%, which was implemented effective July 1, 2004; and

•	an 8.5% increase which became effective September 1, 2003 for mine officials and white-collar employees represented by UASA, MWU and the NUM. In addition, an agreement was concluded with those unions on September 16, 2004 which provides for a 6% retroactive increase effective July 1, 2004 and a further increase of 1% effective October 1, 2004.

The average increase in Gold Fields’ South African labor costs due to these wage increases and improvements in conditions of employment was approximately 9.3% in fiscal 2004. Total labor costs, however, increased by only 5.1% as a result of the changes made in size and composition of the workforce.

Negotiations for the next two year agreement will take place in mid 2005. Despite the significantly lower inflation rate and lower revenues as a result of the stronger Rand, union negotiators are not anticipated to modify their expectations and are expected to push again for above inflation increases. Gold Fields has developed a strategy to engage with the unions to try to change this paradigm.

Work week and shift arrangements are negotiated on a shaft-by-shaft basis and vary in accordance with staffing needs and union demands at each shaft. South African legislation provides for a 45 hour work week, although the government has stated its intention to move toward a 40 hour work week.

Gold Fields experienced no significant strikes in fiscal 2002, 2003, 2004 or, to date, in fiscal 2005. Gold Fields believes that this is the result of improved workplace relationships, effective domestic dispute settlement arrangements and the work of the South African Commission for Conciliation, Mediation and Arbitration.

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

On October 8, 2003, the Ghanaian Parliament passed the Labour Act, 2003 (Act 651), or the Labour Act. Regulations under the Labour Act have been published for comment by stakeholders. Among other things, the Labour Act gives employees greater freedom to form and to join trade unions.

As of June 30, 2004, Gold Fields had 930 Ghanaian employees and an expatriate staff of 41 at the Tarkwa mine. Of the Ghanaian employees at Tarkwa, the majority are members of the Ghana Mineworkers Union, or GMU, whose employment is governed by a collective bargaining agreement originally concluded in 1996 and revised in 2000 and 2003. Wages are revised annually by negotiation with the GMU. In July 2004, Gold Fields Ghana concluded a two-year agreement with the GMU covering both the Tarkwa and Damang mines. The agreement provides for a 2% increase in basic rates of pay effective January 1, 2004. The increase for January 2005 will be determined by reference to the U.S. inflation rate for calendar 2004. The agreement further provides for a new profit sharing arrangement in terms of which employees will share in the profits made at the Tarkwa and Damang mines in fiscal 2004 and fiscal 2005. The payment for fiscal 2004 was $590 per employee in service for the full fiscal year. Senior staff terms of employment are also governed by the Labour Act. Under the Labour Act, employees considered to be in “policy making” positions are prohibited from joining unions. As a result, some members of senior staff who are not in “policy making” positions could be eligible to join unions which would then negotiate terms of employment on their behalf. However, the current practice of using the conditions contained in collective agreements with unions as the minimum basis for negotiating senior staff conditions of employment is expected to continue.

Neither Gold Fields nor AMS experienced any strikes at Tarkwa in fiscal 2002, 2003, 2004 or, to date, in fiscal 2005

As part of a project undertaken by Gold Fields to expand operations at Tarkwa, or the Tarkwa Expansion Project, Gold Fields has completed shifting operations at the mine from contractor mining to owner mining. The conversion to owner mining at Tarkwa was completed early in fiscal 2005 without any labor incidents.

As with Tarkwa, substantially all of the local employees at the Damang mine are unionized, including those employed by AMS. With respect to its own employees, following a work stoppage in December 2001 in the midst of negotiations to acquire Abosso, Gold Fields agreed to terminate the employees upon the acquisition of Abosso. The employees received a severance package from the seller. Gold Fields rehired 192 of the approximately 300 employees who were terminated. AMS’s employees were not terminated. Other than as noted above, Damang did not experience any work stoppages in fiscal 2001, 2002, 2003, 2004 or, to date, in fiscal 2005. The terms of employment of unionized employees at Damang are governed by a collective bargaining agreement negotiated in June 2003. The terms of this agreement are identical to those of the collective bargaining agreement covering unionized employees at Tarkwa. Damang was party to the two year agreement concluded in July 2004 on wages and other conditions of employment referred to above, for which the same terms apply to the Damang operations. These terms are expected to remain in place until 2006.

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

The St. Ives and Agnew mines together had approximately 1,193 workers as of June 30, 2004, approximately 855 of whom were employed by outside contractors. All of Gold Fields’ Australian employees and the employees of the contractors at the St. Ives and Agnew mines are employed pursuant to individually negotiated federal workplace agreements. The effect of federal workplace agreements is generally to exclude collective bargaining and limit union access to the workplace.

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

Gold Fields provides 50% of the premiums under a medical plan for certain former employees in South Africa. As of June 30, 2004, 67% of these former employees and dependants had been bought out of the scheme at a 15% premium. At June 30, 2004, approximately 850 former employees were still covered under this plan following the buyout. As of June 30, 2004, Gold Fields had accrued a provision of Rand 54.4 million for these obligations. The provision is adjusted annually in accordance with updated actuarial tables. Gold Fields is not obligated to make these contributions for members of the former Aumed Medical Scheme who retired after August 31, 1997 and members of Medisense Medical Scheme who retired after January 31, 1999.

Bonus Schemes

Gold Fields has extensive bonus schemes for workers at all levels. The focus of Gold Fields’ bonus schemes is based on specific production and safety targets as the primary drivers, with quality factors being secondary drivers at management levels. Due to the complexity of its bonus schemes and because the schemes are largely separate from the payroll system at present, Gold Fields intends to integrate the schemes with its payroll system during subsequent phases of the Solitgold implementation. See “—Information on the Company—Productivity Initiatives”.

Social Development

Gold Fields has an established social development program in South Africa, which it conducts through the Gold Fields Foundation, or the Foundation. The Foundation was founded by Gold Fields of South Africa Limited more than 20 years ago and has as its mission the promotion and facilitation of sustainable social and economic development in the communities affected by Gold Fields’ operations in South Africa, Ghana and Australia. Gold Fields provides annual funding for the Foundation in an aggregate amount of one Rand per each ounce of gold produced from its South African operations each year plus 0.5% of annual pre-tax profits of its South African operations. Similar programs are in place in Australia and Ghana, with funds from those operations applied to development projects where the relevant operation is located. Currently, the Foundation focuses on four primary areas:

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

Training

Gold Fields spent approximately Rand 123.8 million on the training and development of its workforce in fiscal 2004. Particular emphasis is placed on literacy as Gold Fields estimates that approximately 57% of its South African employees are functionally illiterate.

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

In fiscal 2003, Gold Fields implemented an integrated people development system called The Integrated Manager, or TIM, at all mine sites. TIM includes systems designed to track and manage employee performance and development programs. TIM was fully implemented during fiscal 2004 and focuses training on areas that will enhance employee safety, performance and development and integrate the various employee initiatives within Gold Fields.

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

In July 2004, management estimated that 28.3% of Gold Fields’ workforce in South Africa was infected with HIV. Based on this level of prevalence, other existing data and various other assumptions, many of which involve factors beyond Gold Fields’ control, management estimates that the ultimate impact of HIV/AIDS on its operating costs could be as high as $10 per ounce of gold produced at its South African operations two years after the projected peak of HIV prevalence in approximately 2010, when the largest number of employees on HAART will be reached. HAART was rolled out to the South African operations in January

2004. Gold Fields hopes to limit the impact of HIV/AIDS on its operating costs through its HIV/AIDS program. Management estimates that, depending on the success of its HIV/AIDS program, the maximum expected impact of AIDS on operating costs at its South African operations could be as low as $6.00 per ounce of gold produced. However, the ultimate impact of HIV/AIDS on Gold Fields’ operating costs could vary significantly depending on any of these factors.

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

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the knowledge of management: (1) Gold Fields is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government and (2) there are no arrangements (other than the announced tender offer by Harmony Gold Mining Company. See “Information on the Company—Recent Developments—Harmony Tender Offer.”), the operation of which may at a subsequent date result in a change in control of Gold Fields. To the knowledge of Gold Fields’ management, there is no controlling shareholder of Gold Fields.

As of October 29, 2004, the issued share capital of Gold Fields consisted of 491,831,765 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of October 29, 2004 is set forth below.

Beneficial owner	Ordinary Shares	Percentage
MMC Norilsk Nickel(1)	98,467,758	20.0
Public Investment Commission(2)	30,893,621	6.3
Old Mutual plc(3)	28,799,846	5.9
Capital Research and Management(4)	28,820,992	5.9

Notes:

(1)	OJSC MMC Norilsk Nickel holds its shares directly.

(2)	The Public Investment Commission holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers and RMB Asset Management.

(3)	Old Mutual holds its shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries. Jakes G. Gerwel, a non-executive director of Gold Fields, is also a director of Old Mutual Life Assurance Company of South Africa Limited.

(4)	Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

To the knowledge of management, none of the above shareholders holds voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes of the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership
	As of June 30,		As of October 29,
Beneficial owner	2002	2003	2004	2004
	(%)	(%)	(%)	(%)
Anglo American plc(1)	20.0	20.9	— (2)	— (2)
OJSC MMC Norilsk Nickel(3)	— (2)	— (2)	20.0	20.0

	Beneficial ownership
		As of June 30,		As of October 29,
Beneficial owner	2002	2003	2004	2004
	(%)	(%)	(%)	(%)
Public Investment Commission(4)	— (2)	4.9	4.9	6.3
Old Mutual plc(5)	7.5	6.1	5.8	5.9
Capital Research and Management(6)	2.8	2.8	2.2	5.9

Notes:

(1)	Anglo American plc held its shares through its indirect, wholly owned subsidiary, Anglo South Africa Capital (Proprietary) Ltd.

(2)	To the knowledge of Gold Fields’ management, the entities did not own Gold Fields’ ordinary shares on the dates specified.

(3)	OJSC MMC Norilsk Nickel holds its shares directly.

(4)	The Public Investment Commission holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers and RMB Asset Management.

(5)	Old Mutual plc holds its shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries.

(6)	Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

As of June 30, 2004, 14,689 record holders of Gold Fields’ ordinary shares, holding an aggregate of 127,476,767 ordinary shares (25.9%), were listed as having addresses in South Africa. As of June 30, 2004, 109 record holders of Gold Fields’ ordinary shares, holding an aggregate of 152,963,006 ordinary shares (31.1%), were listed as having addresses in the United States.

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

Pro-Drilling

Michael J. Prinsloo, Executive Vice President, South African Operations, sits on the board of and owns 50% of Pro-Drilling & Mining (Proprietary) Limited, or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFI Mining South Africa (Proprietary) Limited to provide labor, equipment and materials for diamond drilling and core recovery at the Driefontein operation. The contract is valid until terminated upon one month’s written notice by either party. Gold Fields was employing Pro-Drilling prior to Mr. Prinsloo’s joining Gold Fields. During fiscal 2004 Gold Fields paid Pro-Drilling a total of approximately Rand 2 million ($300,000). Gold Fields expects to continue its contract with Pro-Drilling during fiscal 2005 on similar terms.

Mvelaphanda

Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are the Chairman of the Board and a director, respectively, of Mvelaphanda Resources Limited, or Mvela Resources, an African mining and exploration company. Both Mr. Sexwale and Mr. van Rooyen are also a significant shareholders of Mvela Resources.

On July 10, 2002, Gold Fields announced that it had granted Mvela Resources the right to acquire a beneficial ownership interest of between 5% and 15% in, and a corresponding share of Gold Fields’ obligations and liabilities with respect to, the development, financing or construction of any precious metals mine which is developed in Africa, beginning March 1, 2002. In consideration for the transaction, referred to in this discussion as the Exploration Arrangement, Mvela Resources is obligated to issue to Gold Fields options to subscribe in tranches for linked units in Mvela Resources, consisting of one ordinary shares and one unsecured debenture issued by Mvela Resources, at a 10% premium to the five day weighted average trading price on the JSE Securities Exchange South Africa. Mvela Resources issued to Gold Fields 380,102 options to subscribe for linked units pursuant to this arrangement on 26 September, 2002. Thereafter, each year Mvela Resources was obligated to issue to Gold Fields options to subscribe for linked units with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. On May 5, 2003, Mvela Resources issued to Gold Fields further options to subscribe for 373,435 linked units. In November 2003, Mvela Resources implemented a Scheme of Arrangement and a consolidation of its share capital, which are described below. As a result of these actions, Gold Fields’ right to receive options to subscribe for linked units has been converted into a right to receive options to subscribe for ordinary shares of Mvela Resources. On May 30, 2004, Mvela Resources issued to Gold Fields options to subscribe for 521,812 ordinary shares of Mvela Resources. The options granted under the Exploration Arrangement were originally exercisable for a period of 2 years from the date of issuance, but as of September 16, 2004, this period was extended to 5 years. As of September 30, 2004, the aggregate value of the options to subscribe for ordinary shares issued by Mvela Resources to Gold Fields was approximately Rand 1.3 million. The term of the agreement is five years.

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million.

The Mvelaphanda Transaction was preceded by an internal restructuring of Gold Fields, whereby each of the Driefontein, Kloof and Beatrix mining operations, as well as certain ancillary assets and operations, were transferred to a new, wholly-owned subsidiary of Gold Fields, GFI Mining South Africa (Proprietary) Limited, or GFIMSA.

On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly-owned subsidiary of Mvela Resources, and GFIMSA entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA. This agreement became effective following the advance by Mvela Gold of the loan to GFIMSA described below, which is referred to in this discussion as the Mvela Loan, and, among other things, provides for Mvela Gold to nominate two members of GFIMSA’s board of directors and two members of each of GFIMSA’s Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the mining charter promulgated under the Mineral and Petroleum Resources Development Act 2002. Under the Covenants Agreement, GFIMSA cannot dispose of any material assets, enter into, cancel or alter any material transaction between GFIMSA and any related party or make any material amendment to its constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFIMSA wants to increase the interest of black empowerment entities in GFIMSA or in any business or assets of GFIMSA, other than pursuant to an employee share incentive scheme, Gold Fields must offer to Mvela Gold the opportunity to increase its interest in GFIMSA. By its terms, the Covenants Agreement remains in force for so long as Gold Fields remains a shareholder in GFIMSA and Mvela Gold holds the right to subscribe for 15% of the shares interest in, or is a shareholder of, GFIMSA, provided that it terminates if the shares of GFIMSA are listed on the JSE Securities Exchange South Africa.

On December 11, 2003, Gold Fields, GFIMSA, and Mvela Gold entered into a subscription and share exchange agreement, or the Subscription and Share Exchange Agreement, pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares, for consideration of Rand 4,139 million. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. Mvela Gold is entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties whereby if Mvela Gold receives an offer for, or otherwise wishes to sell, any GFIMSA or Gold Fields shares, it must first offer to sell them to Gold Fields. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan to GFIMSA on March 17, 2004.

On December 11, 2003, Gold Fields, GFIMSA, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited, or Gold Fields Australia, and Gold Fields Guernsey Limited, or Gold Fields Guernsey, entered into a loan agreement, or the Mvela Loan Agreement, pursuant to which Mvela Gold advanced a loan of Rand 4,139 million, or the Mvela Loan, to GFIMSA on March 17, 2004. GFIMSA applied the loan toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of the internal restructuring of Gold Fields.

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for 4,350,000 ordinary shares of Mvela Resources which were issued by Mvela Resources in the private placements for consideration of Rand 100 million. In order to facilitate the private placement, Mvela Resources proposed a scheme of arrangement, or the Scheme, between itself and the holders of its linked units. The effect of the Scheme, which became operative on November 24, 2003, was that each linked unit holder received two ordinary shares of Mvela Resources for each linked unit held. In order to maintain the same number of listed instruments in issue after the implementation of the Scheme, Mvela Resources consolidated its ordinary share capital on a two for one basis. As a result, the net effect of the Scheme and the share consolidation is that Gold Fields has 1,275,349 options to acquire the same number of ordinary shares of Mvela Resources issued in connection with the Exploration Arrangement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields has effectively guaranteed a loan of Rand 150 million. See “Operating and Financial Review and Prospects–Liquidity and Capital Resources-Cash Resources-Investing” and “–Credit Facilities—Mvela Loan.”

On February 13, 2004, the Mvela Loan Agreement was amended, principally in order to add and clarify certain definitions.

On November 17, 2004, GFL Mining Services Limited, or GFLMSL, Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, referred to in this discussion as the Amendment Agreement, amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Subscription and Exchange Agreement and the Covenants Agreement. The Amendment Agreement provides, among other things, for changes in connection with the proposed IAMGold transaction.

Also on November 17, 2004, Gold Fields, Mvela Gold, First Rand Bank Limited, Gold Fields Australia, Gold Fields Guernsey and GFIMSA entered into a second addendum to the Mvela Loan Agreement. Pursuant to this addendum, various amendments will be made to the Mvela Loan Agreement, provided that all the conditions to the proposed IAMGold transaction are satisfied. See “Information on the Company—Recent Developments—Proposed IAMGold Transaction.”

See “Operating and Financial Review and Prospects—Overview—Mvelaphanda Transaction.”

Rand Refinery

GFL Mining Services Limited, or GFLMSL as agent for GFIMSA, has an agreement with Rand Refinery Limited, or Rand Refinery, in which Gold Fields holds a 33.1% interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery. Prior to October 1, 2004, GFLMSL acted as agent for Rand Refinery to sell up to 50% of Gold Fields’ South African production. However, since October 1, 2004, Gold Fields has sold the gold produced from its South African operations itself. Gold Fields Ghana Limited and Abosso Goldfields Limited are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is the Chief Financial Officer and a Director of Gold Fields, has been a Director of Rand Refinery since July 12, 2000. As a Director of GFLMSL, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMSL, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with GFLMSL, Gold Fields Ghana Limited or Abosso Goldfields. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMSL. See “Information on the Company—Description of Mining Business—Refining and Marketing” for further details regarding these arrangements.

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

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

Year ended June 30,	2000		2001			2002		2003		2004				2005
	($)	(R)	($)	(R)		($)	(R)	($)	(R)	($)		(R)		($)	(R)
Prior year’s final dividend	0.05	0.30	—	—		0.05	0.40	0.40	2.20	0.13	(2)	1.00	(2)	0.06	0.40
Interim dividend	0.03	0.20	0.13	1.05	(1)	0.08	0.90	0.90	1.50	0.06		0.40
Total dividend	0.08	0.50	0.13	1.05		0.13	1.30	1.30	3.70	0.19		1.40

Notes:

(1)	This interim dividend included the final dividend for fiscal 2000, which was deferred as a condition of the aborted Franco-Nevada merger. See “Operating and Financial Review and Prospects—Results of Operations—Years ended June 30, 2000 and 2001—Costs and expenses—Franco-Nevada merger costs.”

(2)	This final dividend was announced on July 29, 2004 and paid on August 23, 2004.

Gold Fields’ dividend policy is to declare an interim and final dividend in respect of each financial year based on 50% of the earnings for the year before taking account of investment opportunities. Earnings are adjusted to exclude unrealized gains and losses on financial instruments and foreign debt, but actual cash flows on maturity of financial instruments are included in the determination of adjusted earnings.

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments.”

Item 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is the JSE Securities Exchange South Africa, or JSE, on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange, and are listed on the Premier Marché of Euronext Paris and the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of June 30, 2004, 14,689 record holders of Gold Fields’ ordinary shares, holding an aggregate of 127,476,767 ordinary shares (25.9%), were listed as having addresses in South Africa. As of June 30, 2004, 109 record holders of Gold Fields’ ordinary shares, holding an aggregate of 152,963,006 ordinary shares (31.1%), were listed as having addresses in the United States.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge (Proprietary) Limited, or I-Net Bridge, a South African financial information service:

			Average
			daily trading
			volume
	Ordinary share price		number of ordinary
Year ended June 30,	High	Low	shares)
	(Rand per ordinary share)
2000	38.45	15.90	1,024,865
2001	40.00	19.70	782,898
2002	171.5	31.60	1,642,279
2003	150.63	71.40	1,671,998
2004	110.40	65.02	1,524,700
2005 (through October 29, 2004)	102.60	55.09	2,018,006

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

			Average
			daily trading
			volume
	Ordinary share price		(number of ordinary
Quarter ended	High	Low	shares)
	(Rand per ordinary share)
September 30, 2002	150.63	96.50	2,071,857
December 31, 2002	129.49	96.38	1,760,163
March 31, 2003	128.99	76.84	1,359,204
June 30, 2003	100.70	71.40	1,476,128
September 30, 2003	110.40	82.10	1,418,814
December 31, 2003	105.01	81.90	1,317,200
March 31, 2004	102.60	77.41	2,884,949
June 30, 2004	85.00	65.02	1,398,935
September 30, 2004	87.50	55.09	1,643,839

The following table sets out ordinary share trading information on a monthly basis each of the last six months, as reported by I-Net Bridge:

			Average
			daily trading
			volume
	Ordinary share price		number of ordinary
Month ended	High	Low	shares)
	(Rand per ordinary share)
May 31, 2004	77.50	69.30	872,400
June 30, 2004	75.30	65.02	787,200
July 30, 2004	65.60	55.09	1,903,158
August 30, 2004	83.55	65.70	1,875,448
September 30, 2004	87.50	74.70	1,140,563
October 29, 2004	94.02	86.01	2,326,279

On October 29, 2004, the closing of the ordinary shares on the JSE was Rand 86.01.

New York Stock Exchange and Nasdaq SmallCap Market Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on The Nasdaq SmallCap Market for Gold Fields’ ADSs from July 1, 2000 until May 8, 2002 and on the New York Stock Exchange since May 9, 2002.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

			Average
			daily trading
	ADS price		volume (number of
Year ended June 30,	High	Low	ADSs)
	($ per ADS)
2000	6.03	2.69	304,773
2001(1)	5.23	2.63	416,049
2002	16.36	3.86	1,587,110
2003	15.25	9.00	2,376,579
2004	15.12	9.93	1,875,475
2005 (through October 29, 2004)	14.94	9.25	1,707,455

Note:

(1)	Gold Fields delisted its ADSs from the Nasdaq SmallCap market on May 8, 2002 and listed its ADSs on The New York Stock Exchange on May 9, 2002.

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

			Average
			daily trading
	ADS price		volume (number of
Quarter ended	High	Low	ADSs)
	($ per ADS)
September 30, 2002	14.47	9.00	2,616,300
December 31, 2002	14.84	9.95	2,136,202
March 31, 2003	15.25	9.56	2,689,905
June 30, 2003	12.95	9.92	2,168,289
September 30, 2003	14.89	10.63	1,951,094
December 31, 2003	15.12	12.59	2,119,349
March 31, 2004	14.70	11.65	1,926,314
June 30, 2004	13.19	9.93	1,538,980
September 30, 2004	13.65	9.25	1,318,838

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

			Average
			daily trading
	ADS price		volume (number of
Month ended	High	Low	ADSs)
	($ per ADS)
May 31, 2004	11.64	9.93	1,499,486
June 30, 2004	11.52	10.05	1,168,918
July 30, 2004	10.58	9.25	1,259,355
August 30, 2004	12.76	10.49	1,561,082
September 30, 2004	13.65	11.44	1,136,077
October 31, 2004	14.94	13.39	2,772,876

On October 29, 2004, the closing price of ADSs quoted on The New York Stock Exchange was $14.42

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

The market capitalization of companies listed on the JSE was approximately Rand 2.3 trillion as of October 29, 2004. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 38.5% for 2001. Trading is concentrated in a small, but growing number of companies. As of October 29, 2004, there were 409 listed companies on the JSE.

South Africa was included in the Morgan Stanley Capital International Emerging Markets Free Index and the International Finance Corporation Investable Index in March and April 1995, respectively. South Africa has a significant representation in these emerging market indices.

The four main indices charting the performance of the JSE as a whole and of composite sectors are the All Share Index, the Financial Index, the Industrial Index and the Resources Index. As of October 29, 2004, the

All Share Index, Financial Index, Industrial Index and the Resource Index accounted for 50%, 13%, 18.6% and 18.4%, respectively of the market capitalization of the JSE.

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

Share Capital

The authorized share capital of Gold Fields consists of 1,000,000,000 ordinary shares with a par value of Rand 0.50 each. The aggregate number of issued shares of Gold Fields on October 29, 2004 was 491,831,765 ordinary shares of Rand 0.50 each. All of the issued ordinary shares rank equally with one another and are fully paid and are not subject to calls for additional payments of any kind.

More than 10% of Gold Fields’ current issued share capital has been paid for in assets other than cash. Gold Fields ordinary shares were exchanged for shares in GFL Mining Services Ltd. during the merger with Gold Fields in 1999 and for the minority shares in St. Helena Gold Mines Limited when Gold Fields acquired total ownership. See “Information on the Company — History.” On November 30, 2001, 12,000,000 ordinary shares were issued to WMC Resources Ltd as part of the consideration for the acquisition of St. Ives and Agnew mining operations from WMC Limited and WMC Resources Ltd. See “Information on the Company — Gold Fields Mining Operations — Ghana Operation — Damang.” In addition, on September 11, 2003, Gold Fields issued 564,841 ordinary shares to Outokumpu Oy, or Outokumpu, as part of the consideration for the acquisition of Outokumpu’s 49% interest in the Arctic Platinum Project, or APP. See “Information on the Company — Exploration — Artic Platinum Project.”

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

The following table sets forth changes in Gold Fields’ issued share capital for the periods indicated:

	Total Issued	Total Authorized
As of	Ordinary Shares	Ordinary Shares(1)
June 30, 2002	470,522,224	1,000,000,000
June 30, 2003 (2)	472,364,872	1,000,000,000
June 30, 2004 (3)	491,492,520	1,000,000,000
October 29, 2004 (4)	491,831,765	1,000,000,000

Notes:

(1)	On April 7, 1999, the Gold Fields shareholders passed a resolution increasing the authorized share capital to 1,000,000,000 by the creation of 780,000,000 additional ordinary shares, and the issued share capital of Gold Fields was increased by 244,389,216 ordinary shares. The 244,389,216 newly issued shares were exchanged for the ordinary shares of GFL Mining Services Ltd. as part of the reverse merger with Gold Fields, then known as Driefontein Consolidated Limited. See “Information on the Company — History.”

(2)	Reflects the issuance of 1,842,648 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan.

(3)	Reflects the issuance of 19,127,648 ordinary shares, of which 564,841 shares issued to Outokumpu as part of the consideration for Gold Fields’ purchase of Outokumpu’s 49% stake in the Arctic Platinum Project, 17,250,000 shares issued for an international private placement, 1,300,977 shares issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan and 11,830 shares issued to others.

(4)	Reflects the issuance of 339,245 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan.

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

Material Contracts

IAMGold Purchase Agreement

On September 30, 2004, Gold Fields, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey and IAMGold Corporation, or IAMGold, signed a definitive agreement pursuant to which, subject to certain conditions precedent, all assets owned by Gold Fields’ subsidiaries located outside the Southern African Development Community would be transferred to IAMGold in exchange for the issuance to Gold Fields or its subsidiaries of common shares of IAMGold which will result in Gold Fields owning, directly or indirectly, approximately 70% of the fully diluted equity of the enlarged company. In addition, immediately before completion IAMGold shareholders registered as such on a record date, which will be a date shortly before completion, will receive a special cash dividend of C$0.50 per IAMGold share. See “Information on the Company — Recent Developments — Proposed IAMGold Transaction.”

Mvelaphanda Transaction

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited, or Mvela Resources, of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million. In connection with the Mvelaphanda Transaction:

•	on July 25, 2003, Beatrix Mining Ventures Limited, or Beatrix, Driefontein Consolidated (Proprietary) Limited, or Driefontein, Kloof Gold Mining Company Limited, or Kloof, GFL Mining Services Limited, or GFLMS, Gold Fields and Newshelf 706 Limited, or GFIMSA, entered into a reorganization agreement, or the Reorganization Agreement, pursuant to which each of the Driefontein, Kloof and Beatrix mining operations were transferred to a new, wholly owned subsidiary of Gold Fields;

•	on November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly owned subsidiary of Mvela Resources, and GFI Mining South Africa (Proprietary) Limited, or GFIMSA, entered into a covenant agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA;

•	on December 11, 2003, Gold Fields, GFIMSA, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey entered into a loan agreement, or the Mvela Loan Agreement, pursuant to which Mvela Gold advanced a loan of Rand 4,139 million, or the Mvela Loan, to GFIMSA on March 17, 2004;

•	on December 11, 2003, Gold Fields, GFIMSA, and Mvela Gold entered into a subscription and share exchange agreement, or the Subscription and Share Exchange Agreement, pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including newly issued shares, for consideration of Rand 4,139 million;

•	on February 12, 2004, Beatrix, Kloof, Driefontein, GFLMS, Gold Fields and GFIMSA entered into Addendum Number 1 to the Reorganization Agreement;

•	On February 13, 2004 Gold Fields, GFIMSA, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey entered into an addendum to the Mvela Loan Agreement, principally in order to add and clarify certain definitions;

•	on February 13, 2004, Gold Fields, GFLMS and the Public Investment Commissioners, or the PIC, entered into a put option agreement pursuant to which Gold Fields has effectively guaranteed a loan of Rand 150 million from the PIC to a special purpose entity established by the mezzanine lenders that funded, in part, the Mvela Loan;

•	on November 17, 2004, Gold Fields, GFLMS, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Subscription and Share Exchange Agreement, and the Covenants Agreement; and

•	on November 17, 2004, Gold Fields, GFLMS, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey, First Rand Bank Limited and GFIMSA entered into a second addendum to the Mvela Loan Agreement.

See “Operating and Financial Review and Prospects-Overview-Mvelaphanda Transaction.”

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

Sale of Driefontein Mining Area to AngloGold

On September 18, 2003, Gold Fields and AngloGold Limited, or AngloGold, announced that an agreement has been reached on the sale of a portion of the Driefontein mining area to AngloGold for cash consideration of Rand 315 million. The transaction related to mining area is Block 1C11, which covers an area of 280,000 square meters and is located on the western boundary of the Driefontein mine. The mining area can be accessed from the adjacent TauTona mining operation of AngloGold. The sale, which was conditional upon approval by the South African Competition Commission, was finalized in January 2004.

Management and Other Compensatory Plans and Arrangements

Gold Fields’ share option scheme, the GF Management Incentive Scheme, was adopted on November 10, 1999 and is available to its executive officers and other employees. See “Directors, Senior Management and Employees — The GF Management Incentive Scheme.”

Gold Fields also has a share option plan available to its non-executive directors. See “Directors, Senior Management and Employees — The GF Non-Executive Director Share Plan.”

Gold Fields also has a profit sharing plan available to its exploration employees that was adopted on May 25, 1999 and amended by the Compensation Committee on August 22, 2000. See “Directors, Senior Management and Employees — The Exploration Incentive Plan.”

Ian D. Cockerill, Gold Fields’ Chief Executive Officer and an executive director of Gold Fields, is party to two employment agreements: one with Gold Fields Guernsey and the other with GFL Mining Services Ltd., or GFLMSL. See “Directors, Senior Management and Employees — Directors’ Terms of Employment.”

Nicholas J. Holland, Gold Fields’ Chief Financial Officer and an executive director of Gold Fields, is party to two employment agreements: one with Gold Fields Guernsey and the other with GFLMSL. See “Directors, Senior Management and Employees — Directors’ Terms of Employment.”

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

U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs. This summary applies to you only if you are a beneficial owner of ordinary shares or ADSs and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any State within the United States; or

•	otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares or ADSs.

The U.S. federal income tax treatment of a partner in a partnership that holds ordinary shares will depend upon the status of the partner and the activities of the partnership. If you are a partnership, you should consult your tax adviser concerning the U.S. federal income tax consequences to your partners of the acquisition, ownership and disposition of ordinary shares by you.

This summary only applies to holders that hold ordinary shares or ADSs as capital assets. This summary is based upon:

•	the current tax laws of the United States, including the Internal Revenue Code of 1986;

•	current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

•	the income tax treaty between the United States and South Africa.

This summary assumes that the obligations of the Depositary under the Deposit Agreement and any related agreements will be performed in accordance with their terms.

The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	investors that own (directly or indirectly) 10% or more of Gold Fields’ voting stock;

•	financial institutions;

•	insurance companies;

•	investors liable for the alternative minimum tax;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	investors that hold ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or

•	investors whose functional currency is not the U.S. dollar.

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

Taxation of Dividends

Distributions paid out of Gold Fields’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Gold Fields’ current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will constitute ordinary dividend income. You should consult your own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from us. For purposes of determining limitations on any foreign tax credits, dividends paid by Gold Fields will generally constitute “passive income.”

For taxable years that begin before 2009, dividends paid by Gold Fields will be taxable to shareholders that are individuals at the special reduced rate normally applicable to capital gains, provided Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

For U.S. federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the depositary (in the case of ADSs). If you or the depositary, as the case may be, convert dividends received in Rand into U.S. dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income.

Taxation of Capital Gains

Your tax basis in an ordinary share will generally be its U.S. dollar cost. The U.S. dollar cost of an ordinary share purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis taxpayer (or an accrual basis taxpayer that so elects), on the settlement date for the purchase. Such an election by an accrual basis taxpayer must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent of any dividends you receive that qualify for the reduced rate described above under “Taxation of Dividends” and also exceed 10% of your basis in the ordinary shares. Any gain or loss will generally be U.S. source.

The amount realized on a sale or other disposition of ordinary shares for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, you will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis taxpayer (or an accrual basis taxpayer that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Foreign currency received on the sale or other disposition of an ordinary share will have a tax basis equal to its U.S. dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase ordinary shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Deposits and withdrawals of ordinary shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the ordinary shares will include the holding period of the ADSs.

To the extent you incur South African stamp duty or uncertified securities tax in connection with a transfer or withdrawal of ordinary shares as described under “— Certain South African Tax Considerations — Stamp duty and uncertificated securities tax” above, such stamp duty or uncertified securities tax will not be a creditable tax for U.S. foreign tax credit purposes.

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

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. Gold Fields’ SEC filings may also be obtained electronically via the EDGAR system on the website maintained by the SEC at http://www.sec.gov.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Gold Fields is exposed to market risks, including foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Gold Fields may enter into derivative financial instruments to manage some of these exposures. As part of its strategy, however, Gold Fields does not generally hedge against the risk of changes in the price of gold. See “— Commodity Price Sensitivity — Commodity Hedging Policy.”

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

Foreign Currency Sensitivity

General

In the ordinary course of business, Gold Fields enters into transactions, such as gold sales, denominated in foreign currencies, primarily U.S. dollars. In addition, Gold Fields has investments in U.S. and Australian dollars. Although this exposes Gold Fields to transaction and translation exposure from fluctuations in foreign currency exchange rates, Gold Fields does not generally hedge this exposure, although it may do so in specific circumstances, such as financing projects or acquisitions. Also, Gold Fields may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements.

Foreign Currency Hedging Experience

Gold Fields currently holds various hedging instruments, some of which were undertaken to protect its exposure to adverse movements in foreign currency exchange rates. Some of the current hedging instruments held do not meet the hedging criteria under U.S. GAAP and have been marked-to-market as trading instruments. In fiscal 2004, Gold Fields extended certain Australian dollar/U.S. dollar foreign currency call options in order to take advantage of market conditions. These contracts have been treated as trading.

St. Ives and Agnew Australian Dollar Instruments

Gold Fields was required under the $250.0 million syndicated credit facility which it entered into in connection with the acquisition of St. Ives and Agnew from WMC to establish and maintain a hedging strategy to reduce its exposure to increases in the value of the Australian dollar against the U.S. dollar. Accordingly, Gold Fields entered into various hedging arrangements in early October 2001 with Barclays and Citibank, the arrangers for the credit facility covering, in total, $500.0 million over a five-year period. This facility was fully repaid in January 2004, and Gold Fields has effectively closed out these arrangements. These hedging arrangements are described in detail below.

St. Ives and Agnew Forward Sale Contracts

Gold Fields Australia Pty Ltd., or Gold Fields Australia, entered into two series of forward sale contracts, each covering an aggregate amount of $125.0 million, with Barclays and Citibank. Each series of contracts required Gold Fields Australia to sell $6.25 million for Australian dollars at a fixed exchange rate in 20 quarterly installments beginning on March 31, 2002 and ending on December 31, 2006. The fixed exchange rate for the Barclays contracts was $0.49577 per A$1.00, while the fixed exchange rate for the Citibank contracts was $0.49100 per A$1.00. Gold Fields paid no fees or other consideration to enter into the forward sale arrangements with Barclays and Citibank.

St. Ives and Agnew Zero Cost Collars

In addition, Gold Fields Australia entered into two series of specialized option contracts called “zero cost collars,” each covering an aggregate amount of $125.0 million, with Barclays and Citibank. Each series of contracts provided for the exchange of $6.25 million for Australian dollars at fixed exchange rates in 20 quarterly installments beginning on March 31, 2002 and ending on December 31, 2006. Whether Gold Fields Australia or the counterparty (Barclays or Citibank) would have been obligated to sell U.S. dollars or Australian dollars, respectively, depended on the U.S. dollar/Australian dollar exchange rate in effect during and at the end of each quarter.

Specifically, for the Citibank zero cost collars:

•	if the U.S. dollar/Australian dollar exchange rate was $0.51820 per A$1.00 or more at the end of the relevant quarter, Citibank was obligated to sell Australian dollars to Gold Fields Australia for U.S. dollars at an exchange rate of $0.51820 per A$1.00;

•	if the exchange rate at the end of the relevant quarter was less than $0.51820 per A$1.00 and greater than $0.42820 per A$1.00, neither party was obligated to sell its respective currency; and

•	if the exchange rate was $0.42820 or less per A$1.00 at any time during the relevant quarter, Gold Fields Australia was obligated to sell U.S. dollars to Citibank for Australian dollars at an exchange rate of $0.50320 per A$1.00 regardless of the exchange rate at the end of the relevant quarter. This was referred to as a “knock-in” feature.

For the Barclays zero cost collars:

•	if the U.S. dollar/Australian dollar exchange rate was $0.51990 per A$1.00 or more at the end of the relevant quarter, Barclays was obligated to sell Australian dollars to Gold Fields Australia for U.S. dollars at an exchange rate of $0.51990 per A$1.00;

•	if the exchange rate at the end of the relevant quarter was less than $0.51990 per A$1.00 and greater than $0.42950 per A$1.00, neither party was obligated to sell its respective currency; and

•	if the exchange rate was $0.42950 per A$1.00 or less at any time during the relevant quarter, Gold Fields Australia was obligated to sell U.S. dollars to Barclays for Australian dollars at an exchange rate of $0.50490 per A$1.00 regardless of the exchange rate at the end of the relevant quarter.

Gold Fields paid no fees or other consideration to enter into the zero cost collar arrangements with Barclays and Citibank.

Australian Dollar Call Options

On January 7, 2004, Gold Fields Australia effectively closed out the Australian dollar/United States dollar forward sale contracts and zero cost collars by entering into equal and opposite transactions. The close out of the outstanding open position of $275.0 million was at an average spot rate of $0.7670 per A$1.00. These transactions locked in gross profit amounting to $115.7 million of which $102.8 million had already been accounted for through the end of December 2003 via scheduled maturities of the instruments from the time they were first purchased in 2001. The remaining underlying cash receipts were deferred to match the maturity dates of the original transactions. In addition, to allow Gold Fields to participate in further Australian dollar appreciation, a series of quarterly maturing Australian dollar/U.S. dollar call options were purchased on January 7, 2004 in respect of an amount of $275.0 million of with value dates and amounts matching those of the original instruments. These new Australian dollar call options require Gold Fields to pay a premium of $8.3 million. The payment dates are scheduled to match the maturity dates of the, and the amount of the premium is offset against the amounts due under, original instruments. The average strike price of the options is $0.7670 per A$1.00.

Subsequently, on May 7, 2004, the future U.S. dollar values that were to be received in respect of the original instruments were fixed in Australian dollars so as to take advantage of the weakened Australian dollar against the U.S. dollar at that time. The original value of the future cash flows was $107.4 million or A$140.0 million at $0.7670 per A$1.00, the rate at the time the call options were purchased. The value fixed in Australian dollar amounts to A$147 million, based on a spot rate of $0.7158 per A$1.00.

The following table presents the cash flows as of June 30, 2004 net of the premium on the call options related to the profit resulting from the close out of the original Australian dollar/U.S. dollar instruments.

Payment value dates	Net Future Cash Flows
	(US$‘000)	(A$‘000)
June 30, 2004	6,155	8,635
September 30, 2004	10,950	15,519
December 31, 2004	10,540	15,074
March 31, 2005	10,195	14,694
June 30, 2005	9,885	14,345
September 30, 2005	9,560	13,954
December 30, 2005	9,275	13,606
March 31, 2006	9,020	13,292
June 30, 2006	8,720	12,899
September 29, 2006	8,460	12,561
December 29, 2006	8,245	12,281

Total	101,005	146,860

South African Rand Instruments

During May to October 2003, Gold Fields entered into a number of U.S. dollar forward purchase contracts with several financial institutions providing for the purchase by Gold Fields of an aggregate amount of $50.0 million at a fixed exchange rate of Rand 8.4264 per $1.00 maturing on June 3, 2004. This was done to protect the Group’s commitment in respect of the Tarkwa mill and owner mining projects of $159 million.

The forward purchase of $50.0 million that matured on June 3, 2004 resulted in a cash outflow of $16.0 million. The forward purchase was renewed at an exchange rate of Rand 6.6368 per $1.00 to mature on December 3, 2004. See “Operating and Financial Review & Prospects — Results of Operations — Years Ended June 30, 2004 and 2003 — Realized gains on financial instruments.”

Foreign Currency Contract Position

As of June 30, 2004, Gold Fields’ foreign currency contract notional position was as follows:

	2005	2006	2007	TOTAL
A$/US$ call options:
Volume ($million)	87.5	100.0	75.0	262.5
$ per A$1 00(1)	0.7670	0.7670	0.7670	0.7670
$/R forward exchange contracts:
Volume ($million)	50.0	—	—	50.0
$ per R1.00	0.1507	—	—	0.1507

Note:

(1)	Weighted average rate of all contracts in the relevant periods.

Foreign Currency Sensitivity

Gold Fields’ revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Similarly, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a stronger Rand/U.S. dollar exchange rate, resulting in lower operating margins. Accordingly, the impact on profitability of changes in the value of the Rand against the U.S. dollar can be substantial.

A sensitivity analysis of the mark-to-market valuations of Gold Fields’ foreign currency contracts as of June 30, 2004 is set forth below using the Garman – Kohlhagen currency option pricing model, which allows for variability in the borrowing and lending risk free rates when calculating the value of the foreign currency option. The Garman-Kohlhagen model assumes, among other things that: there are no taxes, margins or transaction costs; the risk free interest rates and price volatility of the underlying instruments are constant; and price movements follow a lognormal distribution.

Foreign Currency Sensitivity Analysis

St. Ives and Agnew Australian Dollar Instruments

	US$/A$ exchange rate as of June 30, 2004
				(A$)
Sensitivity to US$/A$(1) exchange rates	-10.0%	-7.5%	-5.0%	Spot(2)	+5.0%	R+7.5%	+10.0%
Mark-to-market Options ($ million)	0.6	0.9	1.4	2.8	5.3	7.1	9.3

Note:

(1)	“+” and “-” designate the strengthening and weakening of the Australian dollar against the U.S. dollar.

(2)	Spot rate: $0.6996 = A$1.00

	Weighted average U.S. dollar interest rate as of June 30, 2004
Sensitivity to U.S. dollar interest rates	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%
Mark-to-market Options ($ million)	2.2	2.4	2.7	2.8	3.2	3.6	3.9

Note:

(1)	Spot U.S. dollar interest rate: 1.61%.

	Weighted average Australian dollar interest rate as of June 30, 2004
Sensitivity to Australian dollar interest rates	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%
Mark-to-market Options ($million)	3.9	3.6	3.2	2.8	2.7	2.4	2.2

Note:

(1)	Spot Australian dollar interest rate: 5.48%.

South African Rand Instruments

	US$/R(1) exchange rate as of June 30, 2004
				(R)
Sensitivity to US$/R(1) exchange rates	-10.0%	-7.5%	-5.0%	Spot(2)	R+5.0%	R+7.5%	+10.0%
Mark-to-market Forwards ($ million)	3.4	2.5	1.3	(1.1)	(3.8)	(5.3)	(6.8)

Note:

(1)	“+” and “-” designate the strengthening and weakening of the Rand against the U.S. dollar.

(2)	Spot rate: $0.1587 = R1.00

	Weighted average Rand interest rate as of June 30, 2004
Sensitivity to Rand interest rates	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%
Mark-to-market Forwards ($million)	(1.4)	(1.3)	(1.2)	(1.1)	(1.0)	(0.9)	(0.8)

Note:

(1)	Spot Rand interest rate: 8.11%

	Weighted average U.S. dollar interest rate as of June 30, 2004
Sensitivity to U.S. dollar interest rates	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%
Mark-to-market Forwards($million)	(0.8)	(0.9)	(1.0)	(1.1)	(1.2)	(1.3)	(1.4)

Note:

(1)	Spot U.S. dollar interest rate: 1.61%.

Commodity Price Sensitivity

General

The market price of gold has a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’ ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. See “Risk Factors—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields’ operations, and the cash flows generated by those operations” and “Operating and Financial Review and Prospects—Revenues.” The aggregate effect of these factors on the gold price, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

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

See “Business — Strategy — Hedging Strategy.”

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

Interest Rate Sensitivity

Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances, as in the case of the Mvelaphanda transaction. As of October 29, 2004, Gold Fields’ long-term indebtedness amounted to $692.0 million.

As of June 30, 2004 Gold Fields’ long-term indebtedness amounted to $643.2 million.

Interest Rate Hedging Experience

Gold Fields is currently party to an interest risk management transaction. Under the loan from Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly owned subsidiary of Mvelaphanda Resources Limited, GFI Mining South Africa (Proprietary) Limited, or GFIMSA, pays Mvela Gold interest on $591.3 million (Rand 4,139.0 million). See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities—Mvela Loan.” GFIMSA entered into two interest rate swaps, both of which have been designated as fair value hedges. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the loan from Mvela Gold and the floating rate payable is the three month Johannesburg Inter Bank Acceptance Rate, or JIBAR, plus a margin of 1.025%. As a result of the swap, GFIMSA is now exposed to the 3-month JIBAR rate plus a margin of 1.025%.

The sensitivity analysis is calculated by present valuing the interperlation of the swap rate from the current market yield curve.

Hedging Interest Rate Sensitivity Analysis

	Weighted average U.S. dollar interest rate as of June 30, 2004
Sensitivity to U.S. dollar interest rates	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%
Mark-to-market Forwards ($ million)	21.8	9.7	(2.1)	(13.7)	(24.9)	(35.9)	(46.7)

Note:

(1)	Spot Rand interest rate: 8.11%.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

Part II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

Item 15: CONTROLS AND PROCEDURES

(a)	Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the chief executive officer and chief financial officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ chief executive officer and chief financial officer concluded that, as of June 30, 2004 Gold Fields’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Gold Fields in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2005.

(c)	Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2005.

(d)	There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2004 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Gold Fields’ Audit Committee does not have an “audit committee financial expert,” as defined in rules promulgated by the Securities and Exchange Commission. Although a person with such qualifications does not serve on the Audit Committee, the Board of Directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields’ management and auditors, the quality of Gold Fields’ disclosure controls, the preparation and evaluation of Gold Fields’ financial statements and Gold Fields’ financial reporting. Gold Fields’ Board of Directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. For biographical information for each member of the Audit Committee, see “Directors, Senior Management and Employees — Non-executive Directors.”

Item 16B: CODE OF ETHICS

Gold Fields has adopted a Company Code of Ethics, which applies to all directors and employees, the text of which can be accessed at

http://www.goldfields.co.za/default.asp?pathid=Investor/Corporate_Governance/ corp_gov_main.asp.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Inc., or PwC, has served as Gold Fields’ principal accountant for the fiscal years ended June 30, 2003 and 2004. Set forth below are the fees for audit and other services rendered by PwC for the fiscal years ended June 30, 2003 and 2004.

	Year ended	Year ended
	June 30,	June 30,
	2004	2003
	(R millions)
Audit fees	5.0	4.4
Audit-related fees	1.7	0.9
Tax fees	0.3	1.5
All other fees	0.3	0.3

Total	7.3	7.1

Audit fees include fees billed for audit services rendered for Gold Fields’ annual consolidated financial statements filed with regulatory organizations.

Audit-related fees relate mainly to accounting assistance on circulars, a review of interim results for the period ended December 31, 2003 and advice in connection with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.

Tax fees include fees billed for tax compliance, tax advice, tax planning and others.

All other fees consist of fees for all other services not included in any of the other categories noted above.

Audit Committee’s Policies and Procedures

In accordance with the Securities and Exchange Commission rules regarding auditor independence, the Audit Committee has established Policies and Procedures for Audit and Non-Audit Services Provided by Independent Auditor. The rules apply to Gold Fields and its consolidated subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the Securities and Exchange Commission, or the SEC Auditor, for permissible non-audit services.

When engaging the SEC Auditor for permissible non-audit services (audit-related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

Part III

Item 17: FINANCIAL STATEMENTS

     Gold Fields has responded to Item 18 in lieu of responding to this item.

Item 18: FINANCIAL STATEMENTS

The following financial statements, together with the report of PricewaterhouseCoopers Inc. on the financial statements of Gold Fields Limited and the reports of PricewaterhouseCoopers on the financial statements of the Abosso Goldfields Limited, are filed as part of this annual report.

Item 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibits

No.	Exhibit
1.1(†)	Memorandum of Association of Gold Fields

1.2(†)	Articles of Association of Gold Fields

2.1(†)	Memorandum of Association of Gold Fields (included in Exhibit 3.1)

2.2(†)	Articles of Association of Gold Fields (included in Exhibit 3.2)

2.3(††)	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002

2.4(††)	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5(†)	Excerpts of relevant provisions of the South African Companies Act

2.6(†)	Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements

4.1(†)	The GF Non-Executive Director Share Plan, adopted October 31, 2001

4.2(†)	The GF Management Incentive Scheme, adopted November 10, 1999

4.3	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

4.4	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001

4.5	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001

4.6	Exploration Incentive Plan, adopted on May 25, 1999, as amended on August 22, 2000

4.7	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004

4.8	Service Agreement between Ian D. Cockerill and GFL Mining Services Ltd., effective March 1, 2004

4.9	Service Agreement between Nicholas J. Holland and GFL Mining Services Ltd., effective March 1, 2004

4.10	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004

No.	Exhibit
4.11	Memorandum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated September 18, 2003

4.12	First Addendum to Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated January 27, 2004

4.13(†††)	Purchase Agreement between Outokumpu Nickel B.V., Outokumpu Mining Oy, Gold Fields Exploration B.V. and Gold Fields Finland Oy, dated September 4, 2003

4.14(†††)	Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated July 25, 2003

4.15	Addendum Number 1 to the Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated February 12, 2004

4.16(†††)	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003

4.17(†††)	Subscription and Share Exchange Agreement among Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited dated December 11, 2003

4.18(†††)	GFI-SA Loan Agreement among Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Proprietary Limited and Gold Fields Guernsey Limited dated December 11, 2003

4.19	Addendum to GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Field Australia Pty Limited and Gold Fields Guernsey Limited, dated February 13, 2004

4.20	PIC Put Option Agreement between Public Investment Commissioners, GFL Mining Services Limited and Gold Fields Limited, dated February 13, 2004

4.21	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated November 17, 2004

4.22	Second Addendum To GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited (Acting Through Its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited, and Gold Fields Guernsey Limited, dated November 17, 2004

4.23 (††††)	Purchase Agreement between IAMGold Corporation and Gold Fields Limited, Gold Fields Ghana Holdings Limited, and Gold Fields Guernsey Limited effective September 30, 2004

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

(†)	Incorporated by reference to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

(††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold

No.	Exhibit
Fields with the Securities and Exchange Commission on October 24, 2002.

(†††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

(††††)	Incorporated by reference to the Form 6-K (File No. 1-31318) filed by Gold Fields with the Securities and Exchange Commission on October 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED
/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Financial Officer
Date: November 26, 2004

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

We have audited the accompanying consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, comprehensive income, cash flows and of changes in shareholders’ equity for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and its subsidiaries at June 30, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with generally accepted accounting principles in the United States of America.

As discussed in note 2(d) and note 2(n) to the consolidated financial statements, the Company changed its method of accounting for mineral and surface use rights on July 1, 2003 and its method of accounting for asset retirement obligations on July 1, 2002, respectively.

PricewaterhouseCoopers Inc
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
October 8, 2004, except for note 24 which is dated November 19, 2004

Gold Fields Limited

Consolidated Statements of Operations
For the years ended June 30,
($ in millions unless otherwise noted)

	2004	2003	2002
	$’m	$’m	$’m
REVENUES
Product sales	1,706.2	1,538.2	1,210.0
Interest and dividends	19.4	21.3	8.9
Other income	1.7	4.7	0.5

	1,727.3	1,564.2	1,219.4

COSTS AND EXPENSES
Production costs	1,355.2	1,015.0	710.0
Corporate expenditure	20.3	16.6	12.3
Depreciation and amortization	198.6	188.1	113.3
Employment termination costs	10.5	3.8	6.4
Exploration expenditure	39.9	29.6	16.5
Legal Fees-Oberholzer Irrigation Water Dispute	—	—	1.0
Impairment of assets	72.7	29.6	—
(Decrease)/increase in provision for post-retirement health care costs	(5.1)	(5.0)	6.6
Increase in provision for environmental rehabilitation	8.4	5.3	4.7
Finance expense/(income)	12.2	(4.2)	(8.3)
Unrealized gain on financial instruments	(39.2)	(35.7)	(45.9)
Realized loss/(gain) on financial instruments	8.7	(15.1)	(4.7)
Gain on disposal of St. Helena	—	(13.4)	—
New York Stock Exchange Listing and other associated costs	—	—	4.3
Profit on sale of non-current investments	(13.9)	(57.2)	—
Profit on sale of mineral rights	(27.1)	—
Stock compensation	—	—	4.8
Write-down of mineral rights	3.6	—	—
Other expenses	—	0.3	—

	1,644.8	1,157.7	821.0

INCOME BEFORE TAX	82.5	406.5	398.4
Income and mining tax expense	(11.8)	(133.8)	(147.1)

INCOME BEFORE MINORITY INTERESTS	70.7	272.7	251.3
Minority interests	(21.8)	(14.4)	(12.2)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	48.9	258.3	239.1

Cumulative effect of change in accounting principles, net of tax	—	(1.3)	—

NET INCOME	48.9	257.0	239.1

BASIC EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	10.10	54.75	51.51
DILUTED EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	10.05	54.35	51.02
BASIC EARNINGS PER SHARE (CENTS)	10.10	54.47	51.51
DILUTED EARNINGS PER SHARE (CENTS)	10.05	54.07	51.02
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	485,020,966	471,814,106	464,146,677
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF DILUTED EARNINGS PER SHARE	487,698,431	475,294,239	468,655,013
DIVIDEND PER SHARE (CENTS)	19.00	39.03	12.74

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets
As of June 30,
($ in millions unless otherwise noted)

	2004	2003
	$’m	$’m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	656.3	133.6
Financial instruments	37.0	—
Receivables	116.4	74.9
Inventories	63.9	76.8
Materials contained in heap leach pads	42.5	41.8

Total current assets	916.1	327.1

Property, plant and equipment
Cost	4,518.8	3,425.4
Accumulated depreciation and amortization	(1,713.3)	(1,194.4)

Net property, plant and equipment	2,805.5	2,231.0
Financial instruments	70.3	67.7
Non-current investments	179.8	101.0

TOTAL ASSETS	3,971.7	2,726.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and provisions	290.6	184.7
Income and mining taxes payable	14.2	52.0
Current portion of long-term loans	—	20.5

Total current liabilities	304.8	257.2

Long-term loans	643.2	21.1
Deferred income and mining taxes	769.0	647.3
Provision for environmental rehabilitation	116.0	99.2
Provision for post-retirement health care costs	18.9	23.9
COMMITMENTS AND CONTINGENCIES – see notes 20 and 21
Minority interests	102.7	58.8
SHAREHOLDERS’ EQUITY
Share capital – 1,000,000,000 (2003: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued – 491,492,520 (2003: 472,364,872)	43.6	42.2
Additional paid-in capital	1,792.3	1,565.2
Retained earnings	211.6	255.3
Accumulated other comprehensive loss	(30.4)	(243.4)

Total shareholders’ equity	2,017.1	1,619.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,971.7	2,726.8

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Shareholders’ Equity
For the years ended June 30,
($ in millions unless otherwise noted)

	Number of				Accumulated
	Ordinary		Additional		other
	shares	Share	paid-in	Retained	comprehensive
	issued	Capital	capital	earnings	loss	Total
	$ ’m	$ ’m	$’m	$’m	$’m	$’m
BALANCE – JUNE 30, 2001	455,836,608	41.3	1,498.1	2.7	(347.7)	1,194.4
Net income	—	—	—	239.1	—	239.1
Dividends paid	—	—	—	(59.2)	—	(59.2)
Acquisition of St. Ives and Agnew gold mining assets	12,000,000	0.7	52.4	—	—	53.1
Exercise of employee share options	2,685,616	0.1	5.5	—	—	5.6
Stock compensation	—	—	4.8	—	—	4.8
Mark-to-market of listed investments	—	—	—	—	20.6	20.6
Foreign exchange translation	—	—	—	—	(231.5)	(231.5)

BALANCE – JUNE 30, 2002	470,522,224	42.1	1,560.8	182.6	(558.6)	1,226.9
Net income	—	—	—	257.0	—	257.0
Dividends paid	—	—	—	(184.3)	—	(184.3)
Exercise of employee share options	1,842,648	0.1	4.4	—	—	4.5
Mark-to-market of listed investments	—	—	—	—	(3.4)	(3.4)
Foreign exchange translation	—	—	—	—	318.6	318.6

BALANCE – JUNE 30, 2003	472,364,872	42.2	1,565.2	255.3	(243.4)	1,619.3
Net income	—	—	—	48.9	—	48.9
Dividends declared	—	—	—	(92.6)	—	(92.6)
Exercise of employee share options	1,300,977	0.1	3.7	—	—	3.8
Proceeds from private capital raising	17,250,000	1.3	214.6	—	—	215.9
Shares issued relating to the acquisition of minority interest of APP	564,841	—	8.7	—	—	8.7
Mark-to-market of listed investments	—	—	—	—	(17.4)	(17.4)
Other	11,830	—	0.1	—	—	0.1
Foreign exchange translation	—	—	—	—	230.4	230.4

BALANCE – JUNE 30, 2004	491,492,520	43.6	1,792.3	211.6	(30.4)	2,017.1

The following is a reconciliation of the components of accumulated other comprehensive loss for the periods presented.

	Mark-to-		Accumulated
	market of	Foreign	other
	listed	exchange	comprehensive
	investments	translation	loss
	$’m	$’m	$’m
BALANCE – JUNE 30, 2001	0.6	(348.3)	(347.7)
Mark-to-market of listed investments	20.6	—	20.6
Foreign exchange translation	—	(231.5)	(231.5)

BALANCE – JUNE 30, 2002	21.2	(579.8)	(558.6)
Mark-to-market of listed investments	(3.4)	—	(3.4)
Foreign exchange translation	—	318.6	318.6

BALANCE – JUNE 30, 2003	17.8	(261.2)	(243.4)
Mark-to-market of listed investments	(17.4)	—	(17.4)
Foreign exchange translation	—	230.4	230.4

BALANCE – JUNE 30, 2004	0.4	(30.8)	(30.4)

The accompanying notes are an integral part of these consolidated financial statements.

Gold Fields Limited

Consolidated Statements of Cash Flows
For the years ended June 30,
($ in millions unless otherwise noted)

	2004	2003	2002
	$’m	$’m	$’m
CASH FLOWS FROM OPERATIONS
Net income	48.9	257.0	239.1
Reconciled to net cash provided by operations:
Minority interests	21.8	14.4	12.2
Income and mining tax expense	11.8	133.8	147.1
Impairment of assets	72.7	29.6	—
Profit on sale of listed investments	(13.9)	(57.2)	—
Profit on disposal of St. Helena	—	(13.4)	—
Depreciation and amortization	198.6	188.1	113.3
Write-down of mineral rights	3.6	—	—
Profit on sale of mineral rights	(27.1)	—	—
Exchange rate difference	(35.5)	(25.7)	(6.2)
Stock compensation	—	—	4.8
Unrealized gains on loans	(3.6)	(4.0)	(17.3)
Unrealized gains on financial instruments	(39.2)	(35.7)	(45.9)
Increase in provision for environmental rehabilitation	8.4	5.3	4.7
(Decrease)/increase in provision for post-retirement health care costs	(5.2)	(5.0)	6.6
Payment against post-retirement health care provision	(4.5)	(25.7)	(2.0)
Other	(4.7)	2.8	(7.1)

Cash flow from operations before taxation and working capital changes	232.1	464.3	449.3
Income and mining taxes paid	(75.7)	(73.1)	(30.0)
Effect of changes in operating working capital items:
Receivables	(25.6)	18.2	9.5
Inventories and heap leach pads	10.7	6.0	(20.3)
Accounts payable and provisions	56.9	(4.0)	16.1

NET CASH PROVIDED BY OPERATIONS	198.4	411.4	424.6

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(377.9)	(224.3)	(144.5)
Proceeds on disposal of property, plant and equipment	56.8	1.8	0.6
Proceeds on sale of non-current investments	29.3	72.1	—
Proceeds on disposal of St. Helena	—	11.9	—
Acquisition of subsidiaries	(23.0)	—	(212.9)
Purchase of listed investments	(79.4)	(7.0)	(13.5)
Investment in environmental trust fund	(6.0)	(5.1)	(5.1)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(400.2)	(150.6)	(375.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans raised	586.7	—	235.2
Loans repaid	(40.7)	(140.4)	(51.6)
Increase/(decrease) in minority funding	9.1	(9.8)	(2.1)
Dividends paid to Company shareholders	(92.6)	(184.3)	(59.2)
Dividends paid to minority shareholders	—	(5.8)	—
Ordinary shares issued	219.7	4.5	5.7

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	682.2	(335.8)	127.9
EFFECT OF EXCHANGE RATE MOVEMENTS ON CASH AND CASH EQUIVALENTS	42.3	13.5	(5.6)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	522.7	(61.5)	171.5
CASH AND CASH EQUIVALENTS – JULY 1	133.6	195.1	23.6

CASH AND CASH EQUIVALENTS – JUNE 30	656.3	133.6	195.1

The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of certain listed investments. See notes 3 and 12.

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income
For the years ended June 30,
($ in millions unless otherwise noted)

	2004	2003	2002
	$’m	$’m	$’m
Income before cumulative effect of change in accounting principles	48.9	258.3	239.1
Cumulative effect of change in accounting principles, net of tax	—	(1.3)	—

Net income	48.9	257.0	239.1

Other comprehensive income
Mark-to-market adjustment of listed investments held	(17.4)	(3.4)	20.6
Foreign currency translation adjustment	230.4	318.6	(231.5)

Other comprehensive income/(loss)	213.0	315.2	(210.9)

Comprehensive income	261.9	572.2	28.2

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

1	GENERAL

Gold Fields Limited (formerly Driefontein Consolidated Limited (“Driefontein”), the “Company” or the “Group”) was originally incorporated in South Africa and listed on the JSE Securities Exchange S.A. (“JSE”) during 1968 as East Driefontein Gold Mining Company Limited. Following a merger with West Driefontein Gold Mining Company Limited, it was renamed Driefontein on June 15, 1981. On May 10, 1999, Driefontein completed a business combination, with another South African company listed on the JSE, Gold Fields Limited (“Old Gold Fields”). Old Gold Fields evolved through a series of transactions in 1998, whereby it acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included publicly traded gold mining companies, mineral rights and service agreements. Driefontein, the surviving entity, was renamed Gold Fields Limited, and Old Gold Fields was renamed GFL Mining Services Limited, effective from that date.

The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced in South Africa, Ghana and Australia and sold in South Africa (primarily to the Rand Refinery) and internationally.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires the Company’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities; valuation allowances for deferred tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

The following are accounting policies used by the Company which, except as described in note 2(d) and note 2(n) below, have been consistently applied:

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(b)	CONSOLIDATION: The Group’s financial statements include the financial statements of the Company, and its subsidiaries, and its investments in associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. See recent accounting pronouncements in note 2(w). The results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such statements as from the effective dates of disposal. Investments in companies, which the Company does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for by the equity method.

Any excess between the purchase price and the fair value of the attributable net assets of subsidiaries and associates at the date of acquisition is capitalized as goodwill and not amortized; however it is subject to an annual assessment for impairment.

Inter-company transactions and balances are eliminated on consolidation.

(c)	(i)	FOREIGN CURRENCY TRANSACTIONS: Foreign currency transactions are recorded at the prevailing exchange rate at the date of the transaction. Monetary assets and liabilities designated in foreign currencies are translated at the exchange rate ruling at year-end. Gains and losses arising from these translations are recognized in earnings.

	(ii)	FOREIGN ENTITIES: The Group’s foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheet and statements of operations of foreign subsidiaries are translated on the following basis:

Assets and liabilities are translated at the prevailing exchange rate at year-end. Statement of operations items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders’ equity. These differences will be recognized in earnings upon realization of the underlying foreign entity.

	(iii)	FUNCTIONAL CURRENCY: The functional currencies of the Group’s South African operations are the South African Rand, Australian operations, the Australian dollar and the Ghanaian operations, the U.S. dollar. The translation differences arising as a result of converting the South African Rand and the Australian dollar to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of shareholders’ equity.

(d)	PROPERTY, PLANT AND EQUIPMENT

	(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

Once an economically feasible orebody with proven and probable ore reserves has been established, expenditure incurred to further develop the orebody, to further define mineralization in the orebody, and to establish or expand productive capacity, are capitalized until commercial levels of production are achieved, at which time the costs are amortized as set out below. Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalized until the reef horizons are intersected and commercial levels of production can be obtained on a sustainable basis. Access to the individual orebodies exploited by the Company is limited to the time span of the Company’s respective mining leases. Mine development costs in the ordinary course to maintain production are expensed as incurred.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalized to the date on which the assets are substantially completed and ready for their intended use.

(ii)	LAND: Land is shown at cost and is not depreciated.

(iii)	MINERAL INTERESTS: Mineral interests represent mineral and surface use rights for parcels of land both owned and not owned by the Company. Mineral interests and other tangible assets include acquired mineral use rights in production, development and exploration stage properties. The amount capitalized related to mineral interests represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Production stage mineral interests represents mineral interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits, measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfield exploration potential that is not associated with any other production, development or exploration stage property as described above. The Company’s mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of a use right changes from an exploration right to mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and /or undeveloped mineral interests.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

On April 30, 2004 the Financial Accounting Standard Board (“FASB”) amended Statements of Financial Accounting Standards (“SFAS”) No. 141, “Business combinations” (“SFAS” No. 141”) and SFAS No. 142, “Goodwill and other Intangible Assets” (“SFAS No. 142”) to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FASB Staff Position (“FSP”) is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. As a result, the Company has adopted this FSP from July 1, 2003 and has reclassified all of its mineral use rights from intangible assets to property, plant and equipment in its balance sheets for all periods presented and effective July 1, 2003, ceased amortization on exploration stage interests prior to the commencement of production.

The pro forma effect of adopting the new accounting principle on income before cumulative effect of change in accounting principles, net income, basic earnings per share before change in accounting principles, fully diluted earnings per share before change in accounting principles, basic earnings per share and fully diluted earnings per share for the year ended June 30, 2004, are as follows:

2004
$’m
Income before cumulative effect of changes in accounting principle as reported	48.9
Less: Amortization of exploration stage mineral interests, net of deferred tax of $8.2 million	(19.1)

Pro forma income before cumulative effect of changes in accounting principle	29.8

Pro forma basic earnings per share before cumulative effect of change in accounting principle	6.1
Pro forma fully diluted earnings per share before cumulative effect of changes in accounting principle	6.1

Net income as reported	48.9
Less: Amortization of exploration stage mineral interests, net of deferred tax of $8.2 million	(19.1)

Pro forma net income	29.8

Pro forma basic earnings per share	6.1
Pro forma fully diluted earnings per share	6.1

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(iv)	AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the lives of the mines using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

(v)	AMORTIZATION OF MINERAL INTERESTS: Mineral interests associated with production stage mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

(vi)	DEPRECIATION OF NON-MINING ASSETS: Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

- Vehicles	20%
- Computers	33.3%
- Furniture and equipment	10%

(vii)	MINING EXPLORATION: Expenditure on exploration activities incurred prior to the completion of a final feasibility study to establish proven and probable reserves is charged against income.

(viii)	IMPAIRMENT: Recoverability of the long-lived assets of the Group, which include development costs, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and annually at the end of the fiscal year. To determine whether a long-term asset may be impaired, the estimate of future undiscounted cash flows, calculated on an area-of-interest basis, is compared to its carrying value. An area-of-interest is defined by the Company as its lowest levels of identifiable cash flows, generally an individual operating mine, including mines which are included in a larger mine complex.

If impairment exists on this basis then reductions in the carrying value of the long-lived asset are recorded to the extent the remaining investment exceeds the estimate of future discounted cash flows, calculated on an area-of-interest basis. The expected future discounted cash flows from the use of a long-lived asset is determined by applying a discount rate to the anticipated pre tax future cash flows. The discount rate used is commensurate with the risks involved and is determined with reference to the Group’s weighted average cost of capital as determined by the capital asset pricing model. The revised carrying amounts are amortized in line with Group accounting policies.

Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets.

The following estimates and assumptions were used by management when reviewing the Beatrix 4 shaft long-lived asset impairment as at June 30, 2004:

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

•	A gold price of $350 per ounce at an exchange rate of R7.50 to $1.00, which represents the 3-year average gold price and the 3-year average Rand/$ exchange rate, respectively.

•	The extraction of proven and probable reserves as per the approved life-of-mine plan.

•	Working costs and capital expenditure estimates as per the approved life-of-mine plan.

The following estimates and assumptions were used by management when reviewing the Agnew mine long-lived asset for impairment as at June 30, 2003:

•	A gold price of A$550 per ounce at an exchange rate of A$1.510 to $1.00, which represents the 3-year average gold price and the expected long-term A$/$ exchange rate, respectively.

•	The extraction of proven and probable reserves as per the approved life-of-mine plan.

•	Working costs and capital expenditure estimates as per the approved life-of-mine plan.

(ix)	LEASES: Operating leases are charged against income as incurred.

(e)	DEFERRED TAXATION: Deferred taxation is calculated on the comprehensive basis using the balance sheet approach. Deferred tax liabilities and assets are recognized by applying expected tax rates to the temporary differences existing at each balance sheet date between the tax values and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The effect on deferred tax of any changes in tax rates is recognized in the income statement during the period in which the change occurs.

The principal temporary differences arise from depreciation on property, plant and equipment, provisions and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

(f)	NON-CURRENT INVESTMENTS: Non-current investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity; and (ii) investments in unlisted companies for which a fair value is not readily determinable, and are accounted for at cost. Realized gains and losses are included in the determination of net income or loss.

Unrealized losses are included in the determination of net income or loss where it is determined that a decline, other than a temporary decline, in the value of the investment has occurred.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(g)	MATERIALS CONTAINED IN HEAP LEACH PADS: The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a leach plant where the gold in solution is recovered. For accounting purposes, value is added to leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Value is removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the heap leach pads are calculated from quantities of ore placed on the pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and the ore type). In general, the leach pad production cycles project recoveries of approximately 50% to 70% of the placed recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is completed.

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

(h)	INVENTORIES: Inventories are valued at the lower of cost or net realizable value. The Company’s inventories comprise consumable stores, gold-in-process, ore stockpiles and mineral rights and are accounted for as follows:

Consumable stores: Consumable stores are valued at average cost, after appropriate provision for surplus and slow moving items.

Gold in process: Gold in-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

Gold bullion: Gold bullion inventories represent saleable gold ore or gold bullion and are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus refining costs.

Stockpiles: Stockpiles represent coarse ore that has been extracted from the mine that is available for further processing. Stockpiles are measured by estimating the number of tonnes (via truck counts and/or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to mining operations. Value is added to a stockpile based on the current mining cost per tonnes plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.

Mineral rights: Mineral rights not linked to any specific operation are valued at the lower of cost and net realizable value.

(i)	FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, investments, receivables, derivative financial instruments, accounts payable and accrued liabilities. The particular recognition method for each financial instrument item is disclosed in its respective significant accounting policy description.

(j)	HEDGING: The Company account for its hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS No. 133”), as amended by Statements of Financial Accounting Standards 137, 138 and 149.

Under SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing effective economic hedges under the Company’s risk management policies, do not qualify for hedge accounting. Hedging activities are conducted in accordance with guidelines established by the Audit Committee which allow for the use of various hedging instruments.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under SFAS No. 133 is deferred until settlement. Under these contracts, the Group must deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.

Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the statement of operations, under the caption entitled gains and losses on financial instruments. The fair value recognized on the balance sheet is included under the caption financial instruments.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge inception date and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(k)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

(l)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

(m)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(n)	REHABILITATION COSTS: SFAS No. 143, Accounting for asset retirement obligations (“SFAS No. 143”) was adopted by the company with effect from 1 July 2002.

SFAS No. 143 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company correspondingly capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased (accretion) to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is differs from the liability recorded. The adoption of SFAS No. 143 resulted in the Company recording an increase in property, plant and equipment, net of $16.9 million; an increase in provision for environmental rehabilitation of $20.8 million; a decrease in minority interest of $2.7 million; a decrease in deferred tax liabilities of $5.3 million and a $ 1.3 million debit cumulative effect of a change in accounting principle, net of tax.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

Following the adoption of SFAS No. 143, the total amount of recognized liabilities for asset retirement obligations was $ 79.6 million. These liabilities mainly relate to the obligations to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern the Company’s operations at the Company’s active mines.

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(o)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(p)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: The Group operates a defined benefit pension plan and defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Company.

The expected costs of the defined benefit pension plan are assessed in accordance with the advice of independent actuaries. The cost of experience adjustments or planned amendments is expensed to operations over the expected average remaining service lives of the relevant employees. Any shortfalls are funded either immediately or as increased employer contributions to ensure the ongoing soundness of the fund.

Contributions to defined contribution funds are expensed to operations as incurred.

These funds are governed by the Pension Fund Act of 1956 (as amended).

(ii)	POST-RETIREMENT HEALTH CARE COSTS: Medical coverage is provided through a number of schemes.

Post-retirement health care in respect of existing employees is recognized as an expense over the remaining service lives of the relevant employees.

The Company has an obligation to provide medical benefits to certain of its pensioners and dependents of ex-employees. These liabilities are unfunded and have been provided in full, calculated on an actuarial basis. A significant portion of the pensioners and dependents were recently bought out of the scheme.

Valuation of these obligations is carried out annually by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(iii)	SHARE-BASED COMPENSATION PLANS: The Company has elected to follow Accounting Policies Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB No. 25”) and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of the Company’s and subsidiary’s employee stock options equaled the market price of the underlying share on the date of the grant, no compensation expense was recognized in the Company’s financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. Where the terms of share option vesting schedules are accelerated, the Company applies variable accounting until the options are exercised.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”. This information is required to be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1995 under the fair value method of that statement. The fair value of the options granted during 2004, 2003 and 2002 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected life (in years)	6	6	6
Risk free interest rate	8.4%	10.7%	11.5%
Volatility	53.0%	54.5%	54.3%
Dividend yield	2.4%	4.5%	0.9%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during fiscal 2004, 2003 and 2002 under the employee share option scheme was R44.18, R61.89 and R46.74 per share, respectively.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

For purposes of pro forma disclosure, the estimated fair value of the options is recognized as an expense over the options’ vesting period. The Company’s pro forma information follows (millions except for per share information):

	2004	2003	2002
	$’m	$’m	$’m
Income before cumulative effect of change in accounting principles as reported	48.9	258.3	239.1
Add back: share compensation expense under APB No. 25	—	—	4.8
Less: Share compensation expense under SFAS No. 123	(10.8)	(7.6)	(11.1)

Pro forma income before cumulative effect of change in accounting principles	38.1	250.7	232.8

Pro forma basic earnings per share before cumulative effect of change in accounting principles (in cents)	7.9	53.1	50.2
Pro forma fully diluted earnings per share before cumulative effect of change in accounting principles (in cents)	7.8	52.8	49.7

Net income as reported	48.9	257.0	239.1
Add back: share compensation expense under APB No. 25	—	—	4.8
Less : Share compensation expense under SFAS No. 123	(10.8)	(7.6)	(11.1)

Pro forma net income	38.1	249.4	232.8

Pro forma basic earnings per share (in cents)	7.9	52.9	50.2
Pro forma fully diluted earnings per share (in cents)	7.8	52.5	49.7

The impact on pro forma income before cumulative effect of change in accounting principles, pro forma net income, pro forma basic earnings per share before cumulative effect of change in accounting principles, pro forma fully diluted earnings per share before cumulative effect of change in accounting principles, pro forma basic earnings per share and pro forma fully diluted earnings per share in the table above which shows the effect on the scheme of recognizing share compensation expense using the fair value method rather than the intrinsic method, may not be indicative of the effect in future years. The Company continues to grant share options to certain employees. This policy may or may not continue.

(q)	REVENUE RECOGNITION:

(i)	Revenue arising from gold and by-product sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable. Sales revenue excludes value-added tax but includes the net profit and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts. Revenue from silver and other by-products sales are credited to production costs as a by-product credit.

(ii)	Dividends are recognized when the right to receive payment is established.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(iii)	Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(r)	DIVIDENDS DECLARED: Dividends proposed and the related taxation thereon are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(s)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana and Australia. The business segments comprise geographical operations based on locations and operating units.

(t)	EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(u)	COMPARATIVES: Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current fiscal year.

(v)	RECENT ACCOUNTING PRONOUNCEMENTS:

In January 2003, the FASB issued interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties, or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obliged to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests is the entity. Expected losses are the expected negative variability of an entity’s net assets exclusive of its variable interest, and expected residual returns are the expected positive variability in the fair value of an entity’s assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

In December 2003, the FASB issued a revision of FIN 46 (“FIN 46-R”), clarifying certain provisions of FIN 46. Gold Fields adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN 46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. The Company fully adopted FIN 46-R effective June 30, 2004. The Company completed its evaluation of FIN 46-R and did not identify any variable interest entities that would be subject to consolidation under FIN 46-R.

The Emerging Issues Task Force (“EITF”) formed a committee to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141 and SFAS No. 142 to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus, subject to ratification by the FASB, that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to the ratification by the FASB, on other mining related issues involving impairment and business combinations.

On March 31, 2004, the FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. This did not have an impact on the Company’s financial statements since it did not change the Company’s accounting. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FSP in this regard.

On April 30, 2004, the FASB issued an FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. As a result, the Company has reclassified all of its mineral interests from mineral interests and other intangible assets to property, plant and equipment, net in its balance sheets and ceased amortization on exploration stage mineral interests on July 1, 2003. See note 2(d)(iii) above.

The committee of the EITF is continuing its evaluation of mining industry accounting issues, which may have an impact on the Company in the future.

3	ACQUISITION AND DISPOSAL OF BUSINESSES

(a)	Acquisition of St. Ives and Agnew Gold Mining Assets

On November 30, 2001, the Company acquired from WMC Limited and WMC Resources Limited the St. Ives and Agnew gold mining assets in Western Australia for a total consideration of $233.1 million. The purchase consideration comprised of a cash payment of $180.0 million and 12 million Company shares with a value of $53.1 million. The differences between the purchase price and the historical book value of the net assets acquired amounted to $168.3 million, of which $144.9 million has been allocated to mining tenements and $23.4 million to undeveloped properties to reflect their respective fair values.

(b)	Acquisition of Abosso Goldfields Limited (“Abosso”)

On January 23, 2002 the Company acquired from Ranger Minerals Limited a 71.1% interest in Abosso for a total cash consideration of $32.9 million. Abosso owns and operates the Damang mine in Ghana which is adjacent to the Company’s Tarkwa mine in Ghana. The shortfall of the purchase price compared to the historical book value of the net assets acquired amounted to $75.4 million which was set off against property, plant and equipment to reflect their fair value.

(c)	St Helena Gold Mines Limited (“St Helena”)

On October 30, 2002, the Company disposed of the St. Helena gold mining operation to the ARMGold/Harmony Free Gold Joint Venture Company (Proprietary) Limited (“Freegold”) for $11.9 million in cash and a monthly royalty payment of 1% of net revenues from gold sales of the St. Helena Gold

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

Mining Operations, payable to the Company for a period of four years subsequent to the disposal of the St. Helena operations. The Company realized a gain of $13.4 million on disposal of the St. Helena operations.

(d)	Acquisition of remaining 49% stake in Arctic Platinum Project

The Company’s investment in the Arctic Platinum Project was achieved through an earn-in agreement with Outokumpu Mining Oy. The Arctic Platinum Project is an exploration project for platinum group metals and as such all contributions by the Company to the project to date have been classified as exploration expenditure and expensed as incurred. On September 11, 2003, the Company exercised its rights of first refusal to acquire the remaining 49% stake in the Arctic Platinum Project it did not already own for $31.7 million, consisting of $23 million in cash and Gold Fields ordinary shares worth $8.7 million. These costs have been capitalized as part of mineral interests within property, plant and equipment.

(e)	Pro forma information relating to the acquisition of St. Ives, Agnew and Abosso

The consolidated statement of operations reflect the operating results of St. Ives, Agnew and Abosso from the date of acquisition. The following pro forma unaudited summarized financial information assumes that the above acquisitions had occurred on July 1, for the fiscal year ended June 30, 2002:

2002
$’m
Revenues	1,356.6
Income before cumulative effect of change in accounting principle	244.0
Net income	244.0
Basic earnings per share (cents)	52.01
Weighted average number of shares used in the computation	469,146,677

These pro forma amounts have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions been in effect on July 1, 2001 or future results of operations of the Company.

4	OTHER INCOME

	2004	2003	2002
	$’m	$’m	$’m
Proceeds from insurance claims	—	0.8	—
Other income	1.7	3.9	0.5

	1.7	4.7	0.5

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

5	IMPAIRMENT OF ASSETS

	2004	2003	2002
	$’m	$’m	$’m
Beatrix 4 shaft	61.8	—	—
Mineral rights	5.9	—	—
Intangible asset – Biox technology	5.0	—	—
Agnew mine	—	29.6	—

	72.7	29.6	—

Beatrix 4 shaft

During fiscal 2004, the life-of-mine plan was updated for a revised gold price of $350 per ounce at an exchange rate of R7.50 to $1.00. At this revised Rand gold price, the estimated future cash flows from the updated life-of-mine plan did not support the carrying value of the shaft on an undiscounted basis. Accordingly, an asset impairment of $61.8 million was charged against income, which reduced the carrying value of Beatrix 4 shaft to $11.9 million.

Mineral rights

New regulations in South Africa will result in mining companies forfeiting certain mineral rights not likely to be mined or explored. Accordingly, an asset impairment of $5.9 million was charged against income.

Intangible asset – Biox technology

During 2004, an asset impairment charge of $5.0 million was required to adjust the carrying value of the Biox technology to its recoverable amount.

Agnew mine

The allocation of the purchase price to the Agnew and St. Ives mines was based upon geological and other information available to the Company at the purchase date. During fiscal 2003, the Company revised the Agnew life of mine plan based upon the latest reserves and mineralized material. The life of mine plan was revised because the results of the Agnew mine following the acquisition had been below those anticipated due to lower recovered gold content, and certain events which rendered certain mineralized material unexploitable. The revised mine plan did not support the original allocation of the purchase price to the Agnew mine orebody, mining tenements and undeveloped properties. For management reporting purposes, the Company reallocated part of the initial purchase price from the Agnew mine orebody, mining tenements and undeveloped properties to the St. Ives mine orebody, mining tenements and undeveloped properties. US GAAP does not permit a company to reallocate the purchase price more than a year beyond the acquisition date, when sufficient data was available to make the initial purchase price allocation. Accordingly, an impairment write down of $29.6 million was recorded to reflect the Agnew mine assets at their fair value.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

6	FINANCE EXPENSE/(INCOME)

	2004	2003	2002
	$’m	$’m	$’m
Interest paid – Mvelaphanda loan	18.2	—	—
Interest paid – other	9.0	4.8	5.2
Realized (gain)/loss on foreign debt	(11.4)	(5.0)	1.0
Unrealized gain on foreign debt	(3.6)	(4.0)	(14.5)

	12.2	(4.2)	(8.3)

7	INCOME AND MINING TAX EXPENSE

	2004	2003	2002
	$’m	$’m	$’m

South Africa	(10.1)	(64.3)	(64.2)
Ghana	(12.7)	(10.3)	(6.8)
Australia	(7.1)	(5.7)	(3.1)

Current income and mining taxes	(29.9)	(80.3)	(74.1)

South Africa	53.9	(34.6)	35.3
Ghana	(26.8)	(25.6)	(15.2)
Australia	(9.0)	6.7	(22.6)

Deferred income and mining taxes	18.1	(53.5)	(73.0)

Total income and mining tax expense	(11.8)	(133.8)	(147.1)

The Company’s pre-tax income before minority interests and cumulative effect of change in accounting principles comprise:

	2004	2003	2002
	$’m	$’m	$’m
South Africa	(84.1)	309.5	257.4
Ghana	118.3	85.4	60.2
Australia	48.3	11.6	80.8

	82.5	406.5	398.4

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the South African maximum mining statutory rate of 46% (2003 and 2002: 46%) were:

	2004	2003	2002
	$’m	$’m	$’m
Tax on income at South African maximum mining statutory rate	(38.0)	(187.0)	(183.3)
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 40% (2003 and 2002: 40%) and tax rate in Ghana of 32.5% (2003 and 2002: 32.5%) and tax rate in Australia of 30% (2003 and 2002: 30%)	17.6	1.0	23.6
South African mining tax formula rate adjustment	7.0	18.4	15.9
Valuation allowance raised against deferred tax assets	—	(0.4)	(1.8)
Non-taxable income/additional deductions	15.1	30.6	(2.7)
Use of assessed losses not previously recognized	—	13.7	11.5
Prior year adjustment	(1.0)	—	(0.4)
South African capital gains tax	(1.7)	(2.1)	—
Foreign levies and royalties	(19.8)	(16.1)	(9.9)
Other	9.0	8.1	—

Income and mining tax expense	(11.8)	(133.8)	(147.1)

The components of the Company’s consolidated deferred income and mining tax liabilities are as follows:

	2004	2003
	$’m	$’m
Deferred income and mining tax liabilities:
Mining assets	968.4	765.0
Financial instruments	30.0	20.6
Investment in environmental trust fund	21.0	14.1
Loans	—	2.3
Other	7.8	10.4

Total deferred income and mining tax liabilities	1,027.2	812.4
Deferred income and mining tax assets:
Provisions, including rehabilitation accruals	68.4	57.8
Tax losses	60.7	40.1
Unredeemed capital expenditure	166.1	101.4

	295.2	199.3
Valuation allowance for deferred tax assets	(37.0)	(34.2)

Total deferred income and mining tax assets	258.2	165.1

Net deferred income and mining tax liabilities	769.0	647.3

Net deferred income and mining tax liabilities comprise of:
Current deferred income and mining tax liabilities	—	—
Non-current deferred income and mining tax liabilities	769.0	647.3

Net deferred income and mining tax liabilities	769.0	647.3

The classification of deferred income and mining tax liabilities or assets is based on the related liability or asset creating the deferred tax.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

The Company has established a valuation allowance for certain deferred tax assets which management believe will not be realized based on projections as of June 30, 2004. The valuation allowance at June 30, 2004 relates primarily to a full valuation allowance against certain foreign net deferred tax assets of $37.0 million (2003: $34.2 million), raised on exploration costs incurred in Orogen Investments SA (Luxembourg).

As at June 30, 2004 the Group had unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its South African mining operations as follows:

•	Unredeemed capital expenditure at GFI Mining South Africa (Proprietary) Limited (“GFIMSA”) of $313.9 million. This comprises $1.9 million at the Driefontein operation, $37.0 million at the Kloof operation and $275.0 million at the Beatrix operation.

•	Estimated and assessed tax losses at GFI Mining South Africa (Proprietary) Limited of $8.4 million, all of which relates to the Beatrix operation.

•	Unredeemed capital expenditure at Beatrix Mining Ventures Limited of $Nil million (2003: $189.9 million) in respect of the Beatrix and Oryx combined tax entity. With the rationalization of the Group’s South African mining operations into GFI Mining South Africa (Proprietary) Limited, the unredeemed capital expenditure at Beatrix Mining Ventures Limited was transferred to GFI Mining South Africa (Proprietary) Limited.

These future deductions are utilizable against income generated by the individual tax entity concerned and do not expire unless the tax entity ceases to commercially mine these operations for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilized by the tax entities in which the deduction have been generated.

The Group has estimated capital allowances to be offset against future income of $116.2 million (2003: $46.2 million) and $8.4 million (2003: $31.9 million) at Gold Fields Ghana Limited and Abosso Goldfields Limited respectively. The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited and Abosso Goldfields Limited are forfeited after 5 years. Gold Fields Ghana Limited and Abosso Goldfields Limited currently have no tax losses available for utilization against future profits.

The Group has tax losses available of $121.8 million (2003: $85.4 million) at Orogen Investments SA (Luxembourg), which can only be used to offset future interest income generated by Orogen Investments SA (Luxembourg). In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for 5 years. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

The Group has estimated capital allowances to be offset against future income of $52.5 million (2003: $13.5 million) at Gold Fields Australia (Proprietary) Limited. The estimated capital allowances do not have an expiration date. In terms of current Australian taxation legislation, tax losses incurred by Gold Fields Australia (Proprietary) Limited are carried forward indefinitely. Gold Fields Australia (Proprietary) Limited currently has no tax losses available for utilization against future profits.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

8	EARNINGS PER SHARE

	For the year ended June 30, 2004
	Income Numerator	Shares Denominator	Per-share Amount
	$’m		cents
Basic earnings per share before cumulative effect of change in accounting principle
Shares outstanding July 1, 2003		472,364,872
Weighted average number of shares issued during the year		12,656,094

Income available to common stockholders	48.9	485,020,966	10.08
Fully diluted earnings per share before cumulative effect of change in accounting principle
Effect of dilutive securities		2,677,465

Income available to common stockholders	48.9	487,698,431	10.03
Basic earnings per share
Shares outstanding July 1, 2003		472,364,872
Weighted average number of shares issued during the year		12,656,094

Income available to common stockholders	48.9	485,020,966	10.08
Fully diluted earnings per share
Effect of dilutive securities		2,677,465

Income available to common stockholders	48.9	487,698,431	10.03

	For the year ended June 30, 2003
	Income Numerator	Shares Denominator	Per-share Amount
	$’m		cents
Basic earnings per share before cumulative effect of change in accounting principle
Shares outstanding July 1, 2002		470,522,224
Weighted average number of shares issued during the year		1,291,882

Income available to common stockholders	258.3	471,814,106	54.75
Fully diluted earnings per share before cumulative effect of change in accounting principle
Effect of dilutive securities		3,480,133

Income available to common stockholders	258.3	475,294,239	54.35
Basic earnings per share
Shares outstanding July 1, 2002		470,522,224
Weighted average number of shares issued during the year		1,291,882

Income available to common stockholders	257.0	471,814,106	54.47
Fully diluted earnings per share
Effect of dilutive securities		3,480,133

Income available to common stockholders	257.0	475,294,239	54.07

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

	For the year ended June 30, 2002
	Income Numerator	Shares Denominator	Per-share Amount
	$’m		cents
Basic earnings per share before cumulative effect of change in accounting principles
Shares outstanding July 1, 2001	—	455,836,608	—
Weighted average number of shares issued during the year	—	8,310,069	—

Income available to common stockholders	239.1	464,146,677	51.51
Fully diluted earnings per share before cumulative effect of change in accounting principles
Effect of dilutive securities	—	4,508,336

Income available to common stockholders	239.1	468,655,013	51.02

9	RECEIVABLES

	2004	2003
	$’m	$’m
Gold sale trade receivables	31.4	34.7
Other trade receivables	14.0	8.0
Deposits	2.0	—
Value added tax	36.4	11.7
Interest receivable	1.6	1.5
Payroll debtors	3.2	2.1
Pre-paid expenses	6.9	4.6
Proceeds outstanding on sale of listed investments	—	3.0
Debt issuance costs	5.1	—
Other	15.8	9.3

	116.4	74.9

10	INVENTORIES

	2004	2003
	$’m	$’m
Ore stockpiles	26.0	38.2
Gold-in-process	5.3	4.3
Consumable stores	32.0	26.2
Mineral rights	0.6	8.1

	63.9	76.8

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

11	PROPERTY, PLANT AND EQUIPMENT

	2004	2003
	$’m	$’m
Mining properties, mine development costs and mine plant facilities	2,579.8	1,962.2
Asset retirement cost	19.5	26.2
Other non-mining assets	206.2	242.6

	2,805.5	2,231.0

Included in the cost of property, plant and equipment is cumulative capitalized interest relating to the Tarkwa mine amounting to $1.7 million (2003 and 2002: $1.7 million).

Depreciation of property, plant and equipment amounted to $198.6 million in 2004 (2003: $188.1 million, 2002: $113.3 million).

12	NON-CURRENT INVESTMENTS

	2004	2003
	$’m	$’m
Listed investments (a)	93.4	61.0
Unlisted investments (b)	32.3	1.9
Amounts contributed to environmental trust fund (c)	52.6	35.3
Equity investees (d)	0.4	1.4
Other investments	1.1	1.4

	179.8	101.0

(a)	Listed investments mainly consist of 4,212,137 shares in Western Areas Gold Mining Company valued at $4.28 per share (2003: 4,212,137 shares at $4.51 per share), Nil shares in African Rainbow Minerals Gold Limited (2003: 1,872,700 shares at $9.53 per share), 10,800,000 shares in Sino Gold Limited valued at $1.61 per share (2003: 10,800,000 shares at $1.29 per share), 4,350,000 shares in Mvelaphanda Resources Limited valued at $2.83 per share (2003: Nil shares), 12,344,444 shares in Bolivar Gold Corporation valued at $1.08 per share (2003: Nil shares) 18,000,000 shares in Zijn Mining Group Company Limited valued at $0.34 per share (2003: Nil shares), and Nil shares in Glamis Gold Limited (2003: 88,128 shares at $11.05 per share).

The fair value of listed investments at June 30, 2004 of $93.4 million comprises a cost of $81.9 million and a net unrealized gain of $11.5 million. The net unrealized gain comprises a gross unrealized gain of $23.9 million partly offset by a gross unrealized loss of $12.4 million. The gross unrealized loss of $12.4 million comprises equity investments in listed entities. None of these 15 equity investments have been in a continuous unrealized loss position for more than 12 months. The fair value of these equity investments at June 30, 2004 was $39.3 million. The fair value of listed investments at June 30, 2003 of $61.0 million comprises cost of $36.2 million and a net realized gain of $24.8 million. The net realized gain of $24.8 million comprises a gross unrealized gain of $26.8 million partly offset by a gross unrealized loss of $2.0 million. The gross unrealized loss of $2.0 million comprises equity investments in listed entities. None of these 11 equity investments were in a continuous unrealized loss position for more than 12 months. The fair value of these equity investments at June 30, 2003 was $5.2 million.

(b)	Unlisted investments include investments in various unlisted companies in South Africa for which a fair value is not readily determinable. The directors of the Company obtain independent valuations of the investments on an annual basis to ensure that no permanent diminution in the value of the investments has occurred. Unlisted investments mainly consist of preference shares in Mvelaphanda Resources Limited with a cost of $28.6 million (2003: $Nil).

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(c)	The environmental trust fund is an irrevocable trust under the Group’s control. The monies in the trust are invested primarily in interest bearing investments. The future realization of this asset is intended to fund environmental rehabilitation obligations of the Group’s South African mines. While this asset is under the Company’s control, it is not available for the general purposes of the Company. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 15, “Provision for Environmental Rehabilitation”.

(d)	Equity investees comprise the following:

		Ownership %		Market value
Investments	Description of business	2004	2003	2004	2003
				$’m	$’m
Rand Refinery Limited	Refining of gold bullion and by-products	33.1	33.1	—	—

Rand Refinery Limited (“Rand Refinery”) acts as a sale agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. During the years ended June 30, 2004 and 2003, the Company received dividends from Rand Refinery of $0.8 million and $1.9 million, respectively. At June 30, 2004 an amount of $25.2 million was owing from Rand Refinery (2003: $27.7 million).

13	ACCOUNTS PAYABLE AND PROVISIONS

	2004	2003
	$’m	$’m
Trade payables	82.1	68.4
Accruals	76.9	26.4
Payroll and other compensation	26.8	25.7
Leave pay provisions	38.5	33.2
Amounts owing under derivative financial instruments	25.4	—
Net interest payable on Mvelaphanda loan	17.2	—
Foreign levies payable	3.3	4.5
Amounts owing to group companies and trusts not consolidated	3.9	4.9
Other (including provisions)	16.5	21.6

	290.6	184.7

14	LONG-TERM LOANS

	2004	2003
	$’m	$’m
Secured
• Mvelaphanda loan agreement (a)	643.2	—
• Syndicated credit facility (b)	—	29.5
• Two-year term loan facility (c)	—	12.1

	643.2	41.6
Current portion included in current liabilities	—	(20.5)

Total long-term loans	643.2	21.1

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(a)	Mvelaphanda loan agreement

On March 17, 2004, Mvelaphanda Gold (Proprietary) Limited, a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of $591.3 million to GFIMSA, (the “Mvela Loan”). The loan bears interest at a fixed rate of 10.57% nominal annual compounded semi-annually and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Guernsey. Interest is payable semi-annually and the loan amount is repayable five years from the date of advance. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross revenue in the most recently ended financial year represents more than 5% of the consolidated gross revenue of Gold Fields and its subsidiaries, may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of any event of default, identified in the contract.

On the date the loan is repaid, Mvelaphanda Gold (Proprietary) Limited is obligated to use the entire proceeds of the loan repayment to subscribe for new shares in GFIMSA such that after the subscription it will own 15% of the enlarged equity of GFIMSA.

In addition, starting one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields ordinary shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold is entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties.

In connection with the Mvela loan, GFI Mining South Africa (Proprietary) Limited entered into two interest rate swaps, an amortizing and an accreting swap. The amortizing swap for $236.2 million and the accreting swap of $355.1 million reflect the profile of the Mvela loan and have been designated as a fair value hedge. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the loan from Mvelaphanda Gold (Proprietary) Limited and the floating rate payable is the three month Johannesburg Interbank Agreed Rate, or JIBAR rate plus a margin of 1.025%.

	2004	2003
	$’m	$’m
Loan advanced	591.3	—
Fair value adjustment in relation to interest rate swaps	(13.8)	—
Translation	65.7	—

Fair value of loan at end of year	643.2	—

The fair value adjustment in relation to the interest rate swaps is calculated using cash flows over the remaining period of the debt discounted at the five year forward curve of the three month JIBAR rate plus a margin of 1.025%.

Long-term debt repayment schedule

The Mvela loan is repayable in full on March 17, 2009.

(b)	Syndicated credit facility

On November 26, 2001, the Company entered into a syndicated credit facility of $250.0 million. This syndicated facility includes a $160.0 million term loan facility and a $90.0 million revolving credit facility. These two facilities bear interest at LIBOR plus 1.15%.

On November 30, 2001 the full $160.0 million of the term loan and $5.0 million of the revolving credit facility was drawn down. The amounts drawn down were used to fund the acquisition of the St. Ives and Agnew mines.

The term loan facility was repayable in ten equal semi-annual installments over five years, with the first repayment of $16.0 million being made during May 2002. Following the pre-payments of $82.5 million made during fiscal 2003, the outstanding portion of the loan is repayable in seven semi-annual installments of $4.2 million. Interest on this facility is payable at either monthly, three-monthly or six-monthly intervals at the Company’s option. The Company has elected to make interest payments at six-monthly intervals.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

The revolving credit facility is available through November 2006, with the draw down of $5.0 million repayable on the last day of each period. Interest on this facility is payable at either monthly, three monthly, or six monthly intervals.

The full facility is collateralized by the Company’s shares in St. Ives and Agnew. All repayments under the facility have been guaranteed by the Company and several of its subsidiaries. The terms of the facility require the Company to maintain a foreign exchange strategy over the life of the facility to reduce the impact of fluctuations in the Australian dollar/US dollar exchange rate on the cash flows of St. Ives and Agnew.

(c)	Two-year term facility

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

On December 31, 2003 the $33.0 million bilateral two-year term loan was fully repaid in terms of the agreement, and the $2.0 million letter of credit facility terminated on June 30, 2003. During fiscal 2003 $20.9 million was repaid against this loan. The $15.0 million two-year term loan facility was repayable in full on January 23, 2004, but was fully repaid by the end of fiscal 2002. Interest on the two-year $35.0 million term facility is payable at either monthly, three-monthly or six-monthly intervals. The Company has elected to make interest on a monthly basis.

Both facilities have been secured by Gold Fields’ shares in Abosso Goldfields Limited. All payments under the two facilities have been guaranteed by Gold Fields Limited and several of its subsidiaries.

The Mvela loan is repayable in full on March 17, 2009.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

15	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2004	2003
	$’m	$’m
Asset retirement obligations
The following is a reconciliation of the total liability for asset retirement obligations:
Balance at July 1	99.2	58.8
Revision to estimated cash flows	(6.7)	—
Impact of the adoption of SFAS No. 143	—	20.8
Additions to liabilities	—	2.8
Liabilities settled on disposal of St. Helena	—	(4.9)
Liabilities settled	(1.6)	(1.9)
Accretion expense	8.4	5.3
Foreign currency translation adjustment	16.7	18.3

Balance at June 30	116.0	99.2

The Company intends to finance the ultimate rehabilitation costs of the South African operations from the monies invested with the environmental trust fund, ongoing contributions, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The Company will finance the ultimate rehabilitation costs of the non-South African operations from funds to be set aside for that purpose.

On a pro forma basis, the liabilities for asset retirement obligations would have been $65.9 million at July 1, 2001 and $79.6 million at June 30, 2002 respectively, had the provisions of SFAS No. 143 been applied at the beginning of fiscal 2002.

The following table presents the pro forma effect on the years ended June 30, 2003 and 2002 as if the change had been in effect for that period.

	2003	2002
	$’m	$’m
Decrease to net income	(3.8)	(0.1)

Provision for environmental rehabilitation	(2.2)	0.8
Depreciation and amortization	(4.2)	(1.1)
Income tax benefit	2.1	0.1
Minority interest	0.5	0.1

Net loss before cumulative effect of change in accounting principles	(3.8)	(0.1)
Basic loss per share before cumulative effect of change in accounting principles (in cents)	(0.81)	(0.01)
Fully diluted earnings per share before cumulative effect of change in accounting principles (in cents)	(0.80)	(0.01)

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

The following table presents pro forma income before cumulative effect of change in accounting principles, pro forma basic earnings per share before cumulative effect of change in accounting principles and pro forma fully diluted earnings per share before cumulative effect of change in accounting principles for the years ended June 30, 2003 and 2002, as if the company had adopted FAS 143 as of July 1, 2000.

	2003	2002
	$’m	$’m
Income before cumulative effect of changes in accounting principle as reported	258.3	239.1
Change in accounting method - SFAS No. 143	(3.8)	(0.1)

Pro forma income before cumulative effect of change in accounting principle	254.5	239.0
Pro forma basic earnings per share before cumulative effect of changes in accounting principle (in cents)	53.9	51.5
Pro forma fully diluted earnings per share before cumulative effect of changes in accounting principle (in cents)	53.5	51.0

The following table represents pro forma net income, pro forma earnings per share, and pro forma fully diluted earnings per share for the years ended June 30, 2003 and 2002, as if the Company had adopted SFAS No. 143 as of July 1, 2001.

	2003	2002
	$’m	$’m
Net income as reported	257.0	239.1
Change in accounting method - SFAS No. 143	(3.8)	(0.1)

Pro forma net income	253.2	239.0
Pro forma basic earnings per share (in cents)	53.7	51.5
Pro forma fully diluted earnings per share (in cents)	52.3	51.0

16	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	2004	2003
	$’m	$’m
Accrued post-retirement health care costs	18.9	23.9

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $2.6 million in fiscal 2004 (2003: $3.4 million and 2002: $2.0 million). The obligation has been actuarially valued and the outstanding contributions will be funded over the lifetime of these pensioners and dependants. During fiscal 2004 approximately 6% (2003: approximately 61%) of these pensioners and dependants were bought out of the scheme at a premium of 15%.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

The following table sets forth the funded status and amounts recognized in the Company’s consolidated financial statements for the post-retirement health care costs:

	2004	2003
	$’m	$’m
Actuarial present value	18.9	23.9
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	18.9	23.9
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	18.9	23.9

The following is a reconciliation of the benefit obligation:

	2004	2003
	$’m	$’m
Benefit obligation at beginning of year	23.9	44.7
Service cost	1.3	1.5
Interest cost	1.7	4.0
Benefits paid	(0.6)	(3.4)
Benefits forfeited	(2.6)	—
Buy out of members during year	(3.9)	(22.3)
Premium on buy out	0.7	3.0
Release of cross subsidy liability following buy out	(6.2)	(13.5)
Foreign currency translation adjustment	4.6	9.9

Benefit obligation at end of year	18.9	23.9

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 11% per annum (2003 and 2002: 11%) and a discount rate of 13% per annum (2003 and 2002: 13%).

The net periodic benefit cost is explained as follows:

	2004	2003	2002
	$’m	$’m	$’m
Service cost	1.3	1.5	2.8
Interest cost	1.7	4.0	3.8
Recognized actuarial loss	—	—	—

Net periodic benefit cost	3.0	5.5	6.6

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for 2004 by $0.3 million (2003: $0.4 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2004 would be an increase of $1.8 million (2003: $2.5 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for 2004 by $0.4 million (2003: $0.4 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2004 would be a decrease of $1.5 million (2003: $2.2 million).

17	EMPLOYEE BENEFIT PLANS

RETIREMENT BENEFITS: The Gold Fields Limited Corporate Pension Fund is a defined benefit scheme, which has 14 active members. Membership to the scheme is closed. The scheme is valued at intervals of not less than three years using the projected unit credit method. This is the only defined benefit scheme in the Group.

The last actuarial valuation was carried out at June 30, 2004 and showed the fund to be under funded by approximately $0.4 million, which has been fully provided for. This scheme is in the process of being wound up. On June 1, 2004, all active members were transferred to the Gold Fields Retirement Fund, a defined contribution scheme. Pensioner members will be transferred from the scheme to a retirement scheme of their choice by June 30, 2005.

Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the Company’s defined contribution plans for the year amounted to $38.7 million (2003: $26.6 million and 2002: $21.7 million).

SHARE OPTION SCHEMES: At the annual general meeting held on November 10, 1999 shareholders approved the adoption of the GF Management Incentive Scheme (“New Scheme”) to replace the scheme (“Old Scheme”) in place prior to the down stream merger with Driefontein by the Company on June 1, 1999. As a result of introducing the New Scheme consequent upon the composite transaction, participants transferred to the New Scheme on terms no less favorable to them than those applicable to them in terms of the Old Scheme. The fair value of the awards granted to members of the Old Scheme was included in the determination of the purchase consideration as part of the composite transaction. The New Scheme was introduced to provide an incentive for certain officers and employees of the Group to acquire shares in the Company. In terms of the New Scheme’s rules, up to a maximum of 3% of the Company’s authorized issued ordinary shares, being 13,451,600 shares, may be offered to eligible Company employees. The exercise price of each ordinary share which is the subject of the option is the weighted average of the middle market price at which the ordinary shares traded on the JSE on the trading day immediately preceding the date on which the Board of Directors grants the options. At the annual general meeting held on October 31, 2001, the shareholders approved an increase in the maximum number of shares to 5% of the Company’s issued ordinary shares, as at June 30, 2001 being 22,791,830 shares. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

Details of the Scheme are as follows:

	Number of	Weighted Average option
	options granted	price
		Rand	$
Outstanding as of July 1, 2001	8,445,650	21.74	2.70
Granted during the year	1,214,900	70.78	6.81
Exercised and released	(2,685,616)	19.99	1.92
Forfeited	(396,822)	22.72	2.19

Outstanding as of July 1, 2002	6,578,112	31.45	3.03
Granted during the year	3,128,700	89.30	11.46
Exercised and released	(1,842,648)	21.64	2.78
Forfeited	(40,000)	92.95	11.93

Outstanding at July 1, 2003	7,824,164	56.58	7.26
Granted during the year	2,910,900	88.25	14.01
Exercised and released	(1,300,977)	20.83	3.31
Forfeited	(740,248)	74.21	11.78

Outstanding as June 30, 2004	8,693,839	63.52	10.08

In terms of the New Scheme rules, options currently expire no later than seven years from the grant date and vest as follows. Upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. The options exercisable on June 30, 2004, 2003 and 2002 were 3,376,816, 1,599,202, and 2,533,531 respectively. The range of exercise prices for options outstanding at June 30, 2004 was R13.55 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

On March 20, 2002, the vesting of options granted to an employee at prices between R22.97 and R46.23 were accelerated to vest as at July 1, 2002. These options have been marked to market with reference to the difference between the grant price and the Company stock price at June 30, 2002, with the difference recognized in earnings as stock compensation expense.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The following tables summarize information relating to the options outstanding under the New Scheme as of June 30, 2004: (Tables are denominated in South African Rands where applicable).

				Outstanding options
				Weighted average
			Number of	Contractual life	Exercise price
	Rand	$	options	(in years)	Rand	$
Range of prices	13.55–14.19	2.15-2.25	603,868	0.98	14.05	2.23
	19.47-23.60	3.09-3.75	624,328	2.49	21.57	3.42
	25.67-29.45	4.07-4.67	1,308,168	2.53	25.93	4.12
	36.07-57.50	5.73-9.13	1,123,335	4.39	45.62	7.24
	57.51-73.29	9.13-11.63	81,000	6.84	70.25	11.15
	73.80-84.17	11.71-13.37	3,049,440	5.99	83.38	13.23
	84.59-119.90	13.43-19.03	1,612,600	5.90	96.03	15.24
	125.37-154.65	19.90-24.55	291,100	4.97	141.02	22.38

Total			8,693,839	4.62	64.73	10.27

				Exercisable options
				Weighted average	Weighted average
			Number of	exercise price	exercise price
	Rand	$	options	Rand	$
Range of prices	13.55-14.19	2.15-2.25	603,853	14.05	2.23
	19.47-23.60	3.09-3.75	606,928	21.67	3.44
	25.67-29.45	4.07-4.67	1,393,434	25.82	4.10
	36.07-57.50	5.73-9.13	535,901	45.92	7.29
	84.50-119.90	13.41-19.03	186,100	100.93	16.02
	125.37-154.65	19.90-24.55	50,600	154.65	24.55

Total			3,376,816	32.23	5.12

These options will expire if not exercised at specific dates ranging from June 17, 2005 to May 31, 2011. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2004 and 2003 ranged from R66.00 to R153.50.

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

Under the Plan, all options granted may only be exercised no less than twelve months and no more than five years after the date on which the option was accepted by the participant. Should a participant cease to hold office for any reason, he will be entitled within thirty days to exercise those share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. For the convenience of the reader, Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Details of the Plan are as follows:

	Number of options	Average option price
	granted	Rand	$
Outstanding as of October 31, 2001	145,000	43.70	5.61
Granted during the year	—	—	—
Exercised and released	—	—	—

Outstanding as of June 30, 2002	145,000	43.70	5.61
Granted during the year	87,000	110.03	14.12
Exercised and released	(10,000)	43.70	5.61

Outstanding as of June 30, 2003	222,000	69.69	8.95
Granted during the year	100,000	88.38	14.03
Exercised and released	(19,000)	43.70	6.94

Outstanding as June 30, 2004	303,000	77.49	12.30

The following tables summarize information relating to options outstanding under the Plan as of June 30, 2004. (Tables are denoted in South African Rand where applicable)

				Outstanding options
				Weighted average
			Number of	Contractual life	Exercise price
	Rand	$	options	(in years)	Rand	$
Range of prices	43.70-65.55	6.94-10.40	116,000	2.34	43.70	6.94
	88.38-110.03	14.03-17.47	187,000	3.96	98.45	15.63

Total			303,000	3.34	77.49	12.30

				Exercisable options
				Weighted average
			Number of	Contractual life	Exercise price
	Rand	$	options	(in years)	Rand	$
Range of prices	43.70-65.55	6.94-10.40	116,000	2.34	43.70	6.94
	88.38-110.03	14.03-17.47	87,000	3.45	110.03	17.47

Total			203,000	2.82	72.13	11.45

These options will expire if not exercised at specific dates ranging from 1 November 2006 to 20 November 2008. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2004 and 2003 ranged from R100.00 to R129.10.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

Risk management activities

In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to any specific project is not routinely undertaken. The Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices, except when specifically required by financing arrangements, to protect cash flows on a project specific basis and to safeguard the viability of higher cost operations.

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

No margin facilities are engaged.

Foreign currency and commodity price risk

In the normal course of business the Group enters into transactions for the sale of its gold, denominated in U.S. dollars. In addition, the Group has assets and liabilities in a number of different currencies (primarily U.S. dollars and Australian dollars). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Prior to fiscal 2002 the Group did not hedge its exposure to foreign currency exchange rates. During fiscal 2002, this policy was amended and the Group entered into foreign currency forward sales and zero cost collars relating to its Australian and South African operations. During fiscal 2003, the Group entered into Rand/U.S. dollar purchase contracts to hedge the Group’s commitment in respect of the Tarkwa mill and owner mining projects. This contract matured on June 3, 2004 and was rolled forward to December 3, 2004. On January 7, 2004, the Australian instruments were closed in U.S. dollars and subsequent to this on May 7, 2004, the future U.S. dollar values were fixed in Australian dollars. On January 7, 2004 a strip of Australian dollar/U.S. dollar call options were purchased in order to participate in any further Australian dollar appreciation. These instruments were not designated as hedges and accordingly, gains and losses are recognized in earnings.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of investments and financing activities, giving rise to interest rate risk. The Group entered into an interest rate swap in connection with the Mvelaphanda Resources transaction.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximize returns while ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal contingency funding requirements.

Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of receivables, accounts payable and cash and cash equivalents are a reasonable estimate of their fair values due to the short-term maturity of such instruments. The investments in the environmental trust fund approximate fair value, as the monies are invested in short-term maturity investments. The listed investments are carried at market value. Long-term loans approximate fair value, as they are subject to market based floating rates.

Derivative contracts as at June 30, 2004

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2004:

(a)	A$/$ currency contracts

	Call options
Various maturity dates	$m	A$1=$
in fiscal years ending	Notional	Strike price
June 30, 2005	87.5	0.7670
June 30, 2006	100.0	0.7670
June 30, 2007	75.0	0.7670

	262.5	0.7670

(b)	$/ZAR currency contracts

	Forward sales
	$m	ZAR1 = $
Maturity date	Notional	Strike price
December 3, 2004	50.0	0.1506

The mark-to-market value of these contracts amounted to $1.7 million at June 30, 2004, which value is based on the prevailing interest rates and volatility at the time.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Interest rate swap contracts

In terms of the Mvelaphanda loan, GFI Mining South Africa (Proprietary) Limited pays Mvelaphanda Gold (Proprietary) Limited interest on the Rand denominated Mvela loan at a fixed rate, semi-annually. The interest rate was fixed with reference to the 5 year ZAR swap rate, at 9.6179% nominal annual compounded semi-annually plus a margin of 0.95%. GFI Mining South Africa (Proprietary) Limited simultaneously entered into interest rate swap agreements converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining South Africa (Proprietary) Limited is now exposed to the 3 month JIBAR rate plus a margin of 1.025%.

The marked-to-market value of the interest rate swap was a loss of $13.8 million at June 30, 2004, to which hedge accounting has been applied. In terms of hedge accounting, the liability that exists in the balance sheet is decreased by the $13.8 million. The mark-to-market value was based on the prevailing interest rates at the time.

Derivative contracts as at June 30, 2003

Foreign currency contracts

(a)	A$/$ currency contracts

	Zero cost collars			Forward sales
	$m	A$1=$	A$1=$	$m	A$1=$
Various maturity dates		Average downside	Average upside
in fiscal years ending		protection	benefit cap		Strike price
June 30, 2004	—	—	—	37.5	0.49339
June 30, 2005	37.5	0.51905	0.42885	50.0	0.49339
June 30, 2006	50.0	0.51905	0.42885	50.0	0.49339
June 30, 2007	37.5	0.51905	0.42885	37.5	0.49339

	125.0	0.51905	0.42885	175.0	0.49339

The zero cost collars which are held with two counterparties for half of the respective total amounts disclosed above respectively, work as follows as at June 30, 2003 and 2002:

With counterparty one

•	If the U.S. dollar/Australian dollar exchange rate is $0.51820 per A$1.00 or more at the end of the relevant quarter, the Company will receive Australian dollars from the counterparty at an exchange rate of $0.51820 per A$1.00.

•	If the U.S. dollar/ Australian dollar exchange rate at the end of the relevant quarter is less than $0.51820 per A $1.00 and greater than $0.42820 per A $1.00, the Company will not receive or sell any Australian dollars pursuant to this arrangement.

•	If the exchange rate is $0.42820 or less per A$ 1.00 at any time during the relevant quarter, the Company is obligated to sell U.S dollars for Australian dollars to the counterparty at an exchange rate of $0.50320 per A $1.00 regardless of the exchange rate at the end of the relevant quarter. This is referred to as a “knock-in” feature.

With counterparty two

•	If the U.S dollar/Australian dollar exchange rate is $.051990 per A$1.00 or more at the end of the relevant quarter, the Company will receive Australian dollars at an exchange rate of $0.51990 per A $1.00 from the counterparty.

•	If the U.S dollar/Australian dollar exchange rate at the end of the relevant quarter is less than $0.51990 per A $1.00 and greater than $0.42950 per A$1.00, the Company will not receive or sell any Australian dollars pursuant to this arrangement.

•	If the exchange rate is $0.42950 or less per A $1.00 at any time during the relevant quarter, the Company is obliged to sell U.S. dollars for Australian dollars to the counterparty at an exchange rate of $0.50490 per A $1.00 regardless of the exchange rate at the end of the relevant quarter. This is referred to as a “knock-in ” feature.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(b)	$/ZAR currency contracts

	Forward sales
Maturity date	$ m	ZAR1=$
June 3, 2004	36.0	0.1145

The mark-to-market value of these contracts amounted to a positive $67.7 million at June 30, 2003, which value is based on quotes from brokers.

19	ADDITIONAL CASH FLOW INFORMATION

(a)	Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in net cash provided by operating activities:

	Years ended June 30,
	2004	2003	2002
	$ ’m	$ ’m	$ ’m
Interest paid	27.2	4.8	5.2

b) Non cash-items
Excluded from the statements of cash flows are the following:
i) For the year ended June 30, 2004
The $17.4 million loss on mark-to-market of listed investments.
ii) For the year ended June 30, 2003
The $3.4 million loss on mark-to-market of listed investments
iii) For the year ended June 30, 2002
The $53.1 million ordinary shares issued as part of the St. Ives and Agnew assets acquisition
The $20.6 million gain on mark-to-market of listed investments

c) Acquisitions of subsidiaries
Minority shareholders’ interest in Arctic Platinum
With effect from September 4, 2003, the Group acquired the minority shareholders’ interest in Artic Platinum.
Minority shareholders’ interest	31.7	—	—
Paid for by issue of share capital	(8.7)	—	—

Paid for by cash	23.0	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	Years ended June 30,
	2004	2003	2002
	$’m	$’m	$’m
St Ives and Agnew mines
With effect from November 30, 2001, the Group purchased the St. Ives and Agnew mines in Australia. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
Fixed assets	—	—	221.8
Inventory	—	—	30.6
Accounts receivable	—	—	10.5
Long-term provisions	—	—	(13.2)
Accounts payable	—	—	(16.6)

Net assets purchased	—	—	233.1
Paid for by the issue of share capital	—	—	(53.1)
Paid for by cash	—	—	(180.0)

Cash and cash equivalents at acquisition	—	—	—

Abosso Goldfields Limited
With effect from January 23, 2002, the Group purchased the Abosso Goldfields Limited in Ghana. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
Fixed assets	—	—	22.3
Inventory	—	—	17.0
Accounts receivable	—	—	13.0
Deferred taxation	—	—	16.1
Long-term provisions	—	—	(5.3)
Accounts payable	—	—	(21.8)

Net assets purchased	—	—	41.3
Outside shareholders’ interest	—	—	(8.4)
Paid for by cash	—	—	(32.9)

Cash and cash equivalents at acquisition	—	—	—

Total cash paid for subsidiaries	—	—	(212.9)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	Years ended June 30,
	2004	2003	2002
	$’m	$’m	$’m
d) Disposal of St. Helena
With effect from October 30, 2002, the Group disposed of the assets and liabilities of St. Helena to Freegold. The aggregate fair value of the assets and liabilities disposed of were as follows:
Property, plant and equipment	—	0.2	—
Inventory	—	0.1	—
Environmental rehabilitation provision	—	(4.9)	—
Environmental rehabilitation investment	—	3.1	—

Net liabilities disposed of	—	(1.5)	—
Profit on disposal of St. Helena	—	13.4	—

Payment received in cash	—	11.9	—

20	COMMITMENTS

	2004	2003
	$’m	$’m
Capital expenditure
• Authorized	520.7	607.6
• Contracted for	57.5	34.5
Other guarantees	44.0	23.2

Guarantees consist of $19.1 million committed to guarantee Gold Fields’ environmental obligations with respect to its Ghanaian and Australian operations, $23.8 million to the Public Investment Commissioners (PIC) with regard to the Mvela loan and $1.1 million for numerous other obligations.

Under the PIC agreement, the Company has effectively guaranteed a loan of R150 million ($23.8 million) made by the PIC to certain lenders to Mvela, at an interest rate of 14.25%. Under the terms of the agreement, the PIC has the right to require the Company to assume all its rights and obligations under this loan together with its underlying security. The PIC is obliged to pay the Company a guarantee fee equal to 3.75% per annum on the date the loan is repaid.

Commitments will be funded from internal cash resources and borrowings as necessary.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

21	CONTINGENT LIABILITIES

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

Occupational health care

Occupational health care services are made available by Gold Fields to employees from its existing facilities. There is a risk that the cost of providing services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Company is monitoring developments in this regard.

22	LINES OF CREDIT

The Group had unused lines of credit available amounting to $90.0 million at June 30, 2004 (2003: $90.0 million). A commitment fee of 0.575% is payable quarterly on the unused amount.

23	RELATED PARTY TRANSACTIONS

Pro-Drilling & Mining (Proprietary) Limited

One of the Company’s executive committee members sits on the board of and owns 50% of Pro-Drilling & Mining (Proprietary) Limited (“Pro-Drilling”) a privately owned drilling company. Pro-Drilling provides diamond drilling and core recovery services at the Driefontein operation pursuant to a contract which is valid until terminated by either party with one month’s written notice. The Company paid Pro-Drilling $0.3 million, $0.2 million and $0.1 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Mvelaphanda Resources Limited

Two of the Company’s non-executive directors, are the executive chairman and a director of Mvelaphanda Resources Limited (“Mvela”) respectively. Mvela is a broad based black economic empowerment consortium.

On July 10, 2002, the Company announced that it had granted Mvela participation rights, varying between a minimum of 5% and a maximum of 15% in any new Gold Fields precious metals exploration projects in Africa, beginning March 1, 2002. In consideration for the transaction Mvela will issue the Company with options to subscribe in tranches for ordinary shares issued by Mvela, in Mvela at a 10% premium to the five day weighted average trading price on the JSE. Mvela initially issued the Company with options to subscribe for ordinary shares with a value of R10 million ($1 million). As at June 30, 2004 Mvela had issued the Company options to subscribe for ordinary shares with a value of R2.8 million ($0.4 million), of which the Company had subscribed for RNil ($Nil million) of the ordinary shares.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The transaction with Mvela to acquire a 15% beneficial interest in the Company’s South African mining operations for a total cash consideration of R4.1 billion ($591.3 million) became effective on March 15, 2004. The Company has provided Mvela with vendor financing of R300 million ($47.6 million) comprising R200 million of preference shares and R100 million of ordinary shares on commercial terms in connection with the transaction.

Rand Refinery

Rand Refinery, in which the Company holds a 33.1% interest, has an agreement with the Company whereby it refines all the Company’s South African and Ghanaian operations’ gold production. The Company’s chief financial officer is currently a director of Rand Refinery and has held his directorship of Rand Refinery since July 10, 2000. The Company paid Rand Refinery $3.40 million, $1.73 million, and $1.58 million in refining fees for the years ended June 30, 2004, 2003 and 2002 respectively. Refer to note 12 “Non-current Investments” for amounts owing by Rand Refinery to the Company as at June 30, 2004 and 2003, and the dividends received from Rand Refinery for the years ended June 30, 2004, 2003 and 2002 respectively.

On November 21, 2000, GFL Mining Services Limited (“GFLMS”) entered into an agreement with Rand Refinery in terms of which GFLMS acts as an agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields’ South African gold production. In June 1, 2004, GFLMS exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields’ South African gold production with effect from October 1, 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have had agreements with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

24	SUBSEQUENT EVENTS

Proposed IAMGold Transaction

On September 30, 2004, Gold Fields, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey and IAMGold signed a definitive agreement pursuant to which, subject to, among other things, certain conditions precedent, all assets owned by Gold Fields’ subsidiaries and located outside the Southern African Development Community would be transferred to IAMGold in exchange for the issuance to Gold Fields or its subsidiaries of common shares of IAMGold which will result in Gold Fields owning, directly or indirectly, approximately 70% of the fully diluted equity of the enlarged company. In addition, immediately before completion, IAMGold shareholders registered as such on a record date, which will be a date shortly before completion, will receive a special cash dividend of C$0.50 per IAMGold share. Final approval of this transaction is subject to approval by the Gold Fields shareholders at an extraordinary shareholders’ meeting scheduled for December 7, 2004. For financial reporting purposes, the IAMGold transaction will be treated as an acquisition of IAMGold and this enlarged entity will become a subsidiary of the Company.

Harmony Offer

On October 18, 2004, Harmony announced an unsolicited and hostile tender offer to acquire the entire issued share capital of Gold Fields. Harmony has structured the tender offer to occur in two steps. The first step consists of an “early settlement offer” in which Harmony has offered to acquire up to 34.9% of the outstanding Gold Fields ordinary shares (including ordinary shares in the form of American Depositary Shares, or ADSs). In the early settlement offer, Harmony has offered to exchange 1.275 new Harmony Shares or ADSs, for every Gold Fields ordinary share or ADS, respectively.

Harmony has stated in its registration statement with the U.S. Securities and Exchange Commission that there are only two conditions to the early settlement offer. The first condition is that the issuance of new Harmony ordinary shares and ADSs upon closing of the early settlement offer shall have been duly approved by Harmony’s shareholders at an extraordinary general meeting to be held for that purpose. The second condition is that the Form F-4 registration statement be declared effective by the SEC. On November 19, 2004, Harmony had publicly announced that both conditions had been met. The early settlement offer is stated to close on November 26, 2004.

As disclosed in Harmony’s registration statement, it has irrevocably committed to commence a “subsequent offer” immediately after the completion of the early settlement offer. Harmony has stated that the subsequent offer will be made on the same terms as the early settlement offer, but will be subject to certain different conditions, including:

•	the proposed IAMGold transaction not being implemented for whatever reason;

•	Harmony receiving acceptances of the subsequent offer from Gold Fields shareholders holding in excess of 50% of the entire issued share capital of Gold Fields, including those Gold Fields ordinary shares and ADSs settled by Harmony under the early settlement offer and those Gold Fields ordinary shares in respect of which Norilsk has irrevocably undertaken to accept the subsequent offer;

•	the proposed IAMGold transaction not being implemented for whatever reason;

•	the proposed acquisition of Gold Fields being approved by the relevant competition authorities;

•	the approval of all regulatory authorities whose approval is required for the implementation of the further offers.

Mvelaphanda Transaction

On November 17, 2004, GFL Mining Services Limited, Mvela Gold, Mvela Resources and GFIMSA entered into a series of agreements to amend the existing terms of the Mvela Loan Transaction, including the Mvela Loan Agreement (including a second addendum) and Covenant Agreement relating to certain impacts from the proposed IAMGold transaction.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented in accordance with South African GAAP (“SA GAAP”) and reconciled to US GAAP, as SA GAAP information is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: the Driefontein division, the Kloof Division, the Free State Beatrix and Free State St. Helena (until its disposal on October 30, 2002), in Ghana the Tarkwa and Damang mines and Australia. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

	Fiscal year ended June 30, 2004
	Driefontein	Kloof
	Division	Division	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Statement of operations
Revenue	440.4	400.9	241.4	213.2	120.0	290.3	—	—	1,706.2
Operating costs (1)	(370.8)	(367.8)	(229.9)	(126.6)	(66.7)	(202.1)	—	(20.9)	(1,384.8)
Gold inventory change (2)	—	—	—	—	(0.2)	(6.6)	—	(0.3)	(7.1)

Operating profit	69.6	33.1	11.5	86.6	53.1	81.6	—	(21.2)	314.3
Amortization and depreciation	(33.8)	(36.0)	(12.3)	(14.6)	(8.1)	(60.1)	(14.3)	(19.4)	(198.6)

Net operating profit/(loss)	35.8	(2.9)	(0.8)	72.0	45.0	21.5	(14.3)	(40.6)	115.7
Exploration expenditure	—	—	—	—	—	—	(28.5)	(11.4)	(39.9)
Impairment – Beatrix Shaft No. 4	—	—	(61.8)	—	—	—	—	—	(61.8)
Other items as detailed in the statement of operations	16.3	(8.8)	(8.6)	0.8	—	43.9	32.1	(7.1)	68.5
Current taxation	(2.1)	(0.7)	(0.7)	(8.1)	(4.7)	(7.1)	(6.5)	—	(29.9)
Deferred taxation	13.3	13.2	20.5	(21.3)	(5.6)	(14.1)	15.2	(3.1)	18.1

Profit/(loss) after taxation	63.3	0.8	(51.4)	43.4	34.7	44.2	(2.0)	(62.3)	70.7

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2004
	Driefontein	Kloof	Free State
	Division	Division	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Balance sheet
Total assets	502.4	519.7	207.6	245.0	79.0	502.8	1,626.6	288.6	3,971.7
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	173.6	190.1	125.8	36.1	15.7	82.8	51.4	407.4	1,082.9
Deferred tax liability/(asset)	170.8	161.6	(34.8)	61.6	0.2	59.7	110.4	239.5	769.0

Capital expenditure – net	(11.1)	49.9	42.6	136.9	3.2	116.0	23.2	(11.4)	395.0

(1)	Operating costs under S.A. GAAP includes: Corporate expenditure — $20.3 million, Environmental rehabilitation — $8.4 million and Employment termination costs — $10.5 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2002

	Driefontein	Kloof	Free State	Free State
	Division	Division	Beatrix	St. Helena
	South	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated

Statement of operations
Revenue	372.2	290.1	187.8	32.9	152.7	45.7	135.0	—	(6.4)	1,210.0
Operating costs(1)	(218.5)	(189.4)	(116.0)	(29.8)	(99.6)	(28.6)	(77.8)	—	(2.5)	(762.2)
Gold inventory change(2)	3.7	(0.4)	—	—	10.2	(0.7)	(5.6)	—	9.2	17.2

Operating profit	157.4	101.1	71.8	3.1	63.3	16.4	51.6	—	0.3	465.0
Amortization and depreciation	(22.2)	(12.5)	(7.4)	—	(14.1)	(3.4)	(25.6)	(9.8)	(18.3)	(113.3)

Net operating profit/(loss)	135.2	88.6	64.4	3.1	49.2	13.0	26.0	(9.8)	(18.0)	351.7
Exploration expenditure	—	—	—	—	—	—	—	(9.0)	(7.5)	(16.5)
Other items as detailed in the statement of operations	(1.4)	0.6	0.8	1.9	0.8	(2.1)	54.1	14.2	(5.7)	63.2
Current taxation	(40.1)	(22.6)	—	—	(5.7)	(1.1)	(3.1)	(1.5)	—	(74.1)
Deferred taxation	(8.6)	(8.1)	2.5	—	(11.4)	(1.0)	(23.0)	4.5	(27.9)	(73.0)

Profit after taxation	85.1	58.5	67.7	5.0	32.9	8.8	54.0	(1.6)	(59.1)	251.3

Balance sheet
Total assets	286.1	329.6	169.0	8.0	133.3	30.2	351.6	652.6	250.8	2,211.2
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	84.8	62.0	23.9	9.4	29.1	21.4	177.4	70.6	4.6	483.2
Deferred tax liability/(asset)	123.4	124.1	(2.5)	—	22.7	(12.6)	23.2	81.3	88.6	448.2

Capital expenditure – net	46.1	32.7	20.9	0.2	7.8	0.5	34.3	1.4	—	143.9

(1)	Operating costs under S.A. GAAP — includes: Corporate expenditure — $12.3 million, Environmental rehabilitation — $4.7 million, Management costs — $11.6 million and Employment termination cost — $6.4 million, which are not included in Production costs under U.S. GAAP. In addition, gold inventory charge is included in Production costs under U.S. GAAP

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2003

	Driefontein	Kloof	Free State	Free State
	Division	Division	Beatrix	St. Helena
	South	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated

Statement of operations
Revenue	420.2	380.1	217.6	16.0	179.4	99.5	219.0	—	6.4	1,538.2
Operating costs(1)	(267.2)	(257.1)	(158.7)	(12.9)	(103.7)	(70.4)	(139)	—	(31.9)	(1,041.1)
Gold inventory change(2)	(4.2)	(0.5)	—	—	(1.8)	(1.1)	6.5	—	1.5	0.4

Operating profit	148.8	122.5	58.7	3.1	73.9	28.0	86.5	—	(24.0)	497.5
Amortization and depreciation	(25.0)	(24.4)	(9.4)	—	(15.6)	(7.1)	(56.2)	(10.1)	(40.3)	(188.1)

Net operating profit/(loss)	123.8	98.1	49.3	3.1	58.3	20.9	30.3	(10.1)	(64.3)	309.4
Exploration expenditure	—	—	—	—	—	—	—	(23.4)	(6.2)	(29.6)
Other items as detailed in the statement of operations	(2.9)	(0.1)	(0.3)	14.6	0.6	4.3	52.6	71.2	(13.3)	126.7
Current taxation	(30.2)	(25.9)	(0.6)	(3.0)	(6.7)	(3.6)	(5.7)	(4.6)	—	(80.3)
Deferred taxation	(10.6)	(5.8)	(19.9)	—	(17.6)	(7.3)	(14.7)	6.0	16.4	(53.5)

Profit after taxation	80.1	66.3	28.5	14.7	34.6	14.3	62.5	39.1	(67.4)	272.7

Balance sheet
Total assets	427.0	449.2	259.8	2.4	162.0	41.3	399.2	726.1	259.8	2,726.8
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	104.2	67.5	26.8	3.9	29.5	15.7	76.0	58.2	19.6	401.4
Deferred tax liability/(asset)	176.9	172.4	19.9	—	40.3	(5.4)	43.4	101.8	98.0	647.3

Capital expenditure – net	73.5	53.9	48.0	—	26.6	1.8	80.8	7.7	—	292.3

(1)	Operating cost under S.A. GAAP includes: Corporate expenditure — $16.6 million, Environmental rehabilitation — $5.3 million and Employment termination costs — $3.8 million, which are not included in Production costs under U.S. GAAP. In addition, gold inventory charge is included in Production costs under U.S. GAAP

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

The following provides a breakdown of the reconciling items for each line item presented.

			2004	2003	2002
			$’m	$’m	$’m
Revenue
Revenue recognition	(i	)	—	6.4	(6.4)

			—	6.4	(6.4)

Operating costs
On-mine exploration	(j	)	(14.6)	(22.3)	—
Provision for rehabilitation	(l	)	—	(0.6)	(2.5)
Revenue recognition	(i	)	—	(6.4)	—
Deferred stripping	(o	)	(6.3)	(2.6)	—

			(20.9)	(31.9)	(2.5)

Gold inventory
Revenue recognition	(i	)	—	—	6.2
Amortization of reserves, inclusion of future costs	(g	)(h)	—	4.1	3.0
Inventory at net realizable value	(q	)	(0.3)	(2.6)	—

			(0.3)	1.5	9.2

Amortization and depreciation
Business combination – formation of Original Gold Fields	(a	)	(20.3)	(19.9)	(13.9)
Business combination – formation of Gold Fields	(b	)	(3.6)	(2.7)	(2.4)
Business combination – purchase of St. Ives and Agnew	(c	)	2.6	3.4	1.6
Business combination – purchase of Abosso	(d	)	0.4	1.3	1.6
Amortization of reserves	(g	)	(3.3)	(21.0)	(8.5)
Amortization – inclusion of future costs	(h	)	6.3	(0.9)	2.4
Provision for rehabilitation	(l	)	(1.5)	(0.5)	0.9

			(19.4)	(40.3)	(18.3)

Exploration expenditure
Exploration costs	(j	)	(11.4)	(6.2)	(7.5)

			(11.4)	(6.2)	(7.5)

Other items as detailed in the statement of operations
Post-retirement medical benefits	(n	)	4.5	12.0	(2.8)
Financial instruments	(p	)	—	—	0.7
Provision for rehabilitation	(l	)	—	—	1.2
Stock compensation	(k	)	—	—	(4.8)
Investments in affiliates	(m	)	—	4.3	—
Impairment of Agnew	(r	)	—	(29.6)	—
Impairment of assets	(f	)	(10.9)	—	—
Mvelaphanda transaction – interest paid	(s	)	(12.4)	—	—
Mvelaphanda transaction –fair value hedge accounting	(s	)	11.7	—	—

			(7.1)	(13.3)	(5.7)

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

			2004	2003	2002
			$’m	$’m	$’m
Total liabilities excluding minority interests and shareholders’ interests
Provision for rehabilitation	(l	)	2.4	10.0	(13.2)
Post-retirement medical benefits	(n	)	9.7	9.6	17.8
Mvelaphanda transaction – debt issuance cost	(s	)	5.1	—	—
Mvelaphanda transaction – fair value hedge accounting	(s	)	(11.0)	—	—
Mvelaphanda transaction – classification of instrument	(s	)	389.5	—	—
Mvelaphanda transaction – interest paid	(s	)	11.7	—	—

			407.4	19.6	4.6

Total assets
Business combination – formation of Original Gold Fields	(a	)	55.9	62.0	60.4
Business combination – formation of Gold Fields	(b	)	69.8	63.6	48.7
Business combination – purchase of St. Ives and Agnew	(c	)	(11.5)	(11.5)	(11.2)
Business combination – purchase of Abosso	(d	)	(0.6)	3.0	1.1
Business combination – acquired tax losses	(e	)	(10.5)	(9.6)	(7.2)
Mvelaphanda transaction – debt insurance costs	(s	)	5.1	—	—
Impairment of assets	(f	)	345.2	299.3	224.5
Amortization of reserves	(g	)	(38.5)	(28.5)	(5.5)
Amortization – inclusion of future costs	(h	)	8.1	2.1	2.4
Revenue recognition	(i	)	—	—	0.1
Exploration costs	(j	)	(78.2)	(80.9)	(14.8)
Provision for rehabilitation	(l	)	(11.8)	(0.8)	(19.5)
Investments in affiliates	(m	)	—	—	(28.2)
Deferred stripping	(o	)	(9.2)	(3.0)	—
Inventory at net realizable value	(q	)	0.3	(1.5)	—
Impairment of Agnew	(r	)	(35.5)	(34.4)	—

			288.6	259.8	250.8

Notes to the reconciliation of segment information to the historical financial statements

(a)	Business combination – formation of Original Gold Fields

For management reporting purposes, the formation of Original Gold Fields was accounted for as a uniting-of-interests. Under US GAAP, the Company accounted for the assets and liabilities acquired from Gold Fields of South Africa Limited at historical cost, and the assets and liabilities acquired from Gencor and outside shareholders as a purchase.

(b)	Business combination – formation of Gold Fields

For management reporting purposes, the difference between the purchase price and net asset value of acquired assets that arose on this transaction was set-off against shareholders’ equity. Under US GAAP, the excess purchase price was capitalized to property, plant and equipment and is being amortized over its useful life.

(c)	Business combination – purchase of St. Ives and Agnew

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under US GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(d)	Business combination – purchase of Abosso

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under US GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

(e)	Business combination – acquired tax losses

For management reporting purposes, for tax losses acquired which result subsequently in deferred tax assets being recognized, the benefit is recorded in income. Under US GAAP, when tax losses which have been acquired for which deferred tax assets have been recognized, and against which a valuation allowance has been recorded which is subsequently released, the release of the valuation allowance recorded against deferred tax assets is first charged against goodwill and any other intangible assets, with the remaining balance of the valuation allowance release recognized in income.

(f)	Impairment of assets

For management reporting purposes, a higher impairment charge was recognized based upon the higher values assigned to the assets acquired as part of the Original Gold Fields formation, than that which was recognized under US GAAP.

(g)	Amortization of reserves

For management reporting purposes, a portion of ore resources at the Australian operations, based on the philosophy of “endowment”, is used for calculating depreciation and amortization. Under US GAAP, depreciation and amortization is calculated based upon existing proven and probable reserves.

(h)	Amortization - inclusion of future costs

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

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(k)	Share-based compensation

For management reporting purposes stock compensation is not recognized. Under US GAAP, the Company recognizes stock compensation expense for the accelerated vesting of an employee’s stock options, based upon the difference between the option grant price and the market price at the date of exercise.

(l)	Provision for rehabilitation

(i)	Method of recognition

For management reporting purposes, environmental rehabilitation costs are provided for, based upon the net present value of the expected future obligation and a corresponding asset is raised. Under US GAAP, prior to fiscal 2003, environmental rehabilitation costs were provided for based on the units-of-production method based on the expected ultimate rehabilitation amount.

(ii)	Amortization of rehabilitation asset

The rehabilitation asset’s carrying value for management reporting purposes is different to that under US GAAP, which results in a differing amortization charge.

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

(p)	Financial instruments

For management reporting purposes, prior to fiscal 2000, gains on the early close out of financial instruments were recognized immediately. Under US GAAP, such gains were deferred and recognized in the period in which the underlying instrument would have been delivered into.

Gold Fields Limited

Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

(q)	Inventory at net realizable value

For management reporting purposes, no adjustment is required to record inventory at net realizable value. Under US GAAP, due to the impact of the amortization adjustments on the inventory valuation, an adjustment is required to record inventory at net realizable value.

(r)	Impairment of Agnew

For management reporting purposes the Agnew mine was not determined to be impaired. Under US GAAP the Agnew mine was determined to be impaired and an impairment charge was recognized.

(s)	Mvelaphanda transaction

—	classification of instrument

For management reporting purposes the Mvela loan is split between a debt component and an equity component. Under US GAAP the Mvela loan is classified as debt.

—	interest paid

Due to the classification of the Mvela loan as debt under US GAAP, additional interest is charged to the income statement.

—	debt issuance cost

For management reporting purposes debt issuance cost is set off against debt. Under US GAAP debt issuance cost is recorded as a deferred cost within accounts receivable.

—	fair value hedge accounting

For management reporting purposes only the amortizing swap is treated as a fair value hedge in relation to the debt component of the Mvela loan. Under US GAAP both the amortizing and accreting swap are treated as a fair value hedge as the entire loan is classified as debt.

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

PricewaterhouseCoopers
Chartered Accountants
Accra, Ghana

March 5, 2002

Abosso Goldfields Limited

Statement of Operations
for the year ended June 30, 2001
($ in thousands)

		For the year ended
	Notes	June 30, 2001
Turnover		86,685
Cost of sales and other expenses	1	(83,418)

Operating profit		3,267
Other income	2	18,138
Exploration expenditure		(1,504)

Results from operating activities		19,901
Finance costs	3	(4,397)

Profit before taxation		15,504
Taxation	4	(4,863)

Profit after taxation		10,641

The accounting policies and notes form an integral part of these financial statements.

Abosso Goldfields Limited
Balance Sheet
for the year ended June 30, 2001
($ in thousands)

		For the year ended
	Notes	June 30, 2001
Assets
Current Assets
Inventories	7	13,138
Accounts receivable	8	5,799
Bank and cash balances	9	7,008
Prepaid tax	4	55

Total current assets		26,000

Non-Current Assets
Deferred finance cost		405
Staff loans		107
Rehabilitation asset		3,084
Inventories	7	15,527
Property, plant and equipment	6	94,748

Total non-current assets		113,871

Total Assets		139,871

Current Liabilities
Deferred gain on close-out of financial instruments	10	9,231
Accounts payable and accrued liabilities	11	11,514
National reconstruction levy	4	124
Current portion of long-term loans	13	10,000

		30,869
Non Current Liabilities
Deferred taxation	4	17,107
Environmental rehabilitation provision	12	5,188
Long-term loans	13	45,040
Deferred gain on close-out of financial instruments	10	4,615

		71,950

Total liabilities		102,819

Shareholders’ Equity
Ordinary share capital		84
Retained earnings		36,968
		37,052

Total Liabilities and Shareholders’ Equity		139,871

The accounting policies and notes form an integral part of these financial statements.

Abosso Goldfields Limited
Statement of Changes in Shareholders’ Equity
for the year ended June 30, 2001
($ in thousands)

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

Abosso Goldfields Limited
Cash Flow Statement
for the year ended June 30, 2001
($ in thousands)

		For the year ended
	Notes	June 30, 2001
Cash Flow from Operating Activities
Cash generated by operations	14	27,314
Tax paid	4	(69)
Interest paid		(5,418)
Interest received		1,481

Cash generated by operating activities		23,308

Cash Flow from Investing Activities
Rehabilitation costs		(157)
Purchase of property, plant and equipment	6	(3,960)
Proceeds from sale of property, plant and equipment		3

Cash utilized in investing activities		(4,114)

Cash Flow from Financing Activities
Loan draw down		—
Loan repaid	13	(22,922)

Cash utilized in financing activities		(22,922)

Decrease in Cash and Cash Equivalents		(3,728)
Movement in Cash and Cash Equivalents
At beginning of year		10,736
Decrease during year		(3,728)

At end of year	15	7,008

The accounting policies and notes form an integral part of these financial statements.

Abosso Goldfields Limited
Statement of Comprehensive Income
for the year ended June 30, 2001
($ in thousands)

For the year
ended June
30, 2001
($ in thousands)
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
($ in thousands unless otherwise noted)

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

4,397

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

4	Taxation

Income tax expense

2001
Deferred taxation	4,688
National reconstruction levy	175

4,863

Tax charge reconciliation
The effective taxation differs from the statutory taxation as follows:
Profit before tax	15,504

Prima facie tax calculated at a statutory tax rate of 32.5% (2000: 35%)	5,039
Expenses not deductible for tax purposes	515
Income not subject to taxation	(478)
Deferred tax rate change	(388)
Under provision in prior years	—

Effective tax charge before national reconstruction levy	4,688
National reconstruction levy	175

4,863

Taxation in balance sheet

			Charged to
	Balance		statement of	Balance
2001	July 1	Paid during year	operations	June 30
Deferred taxation	12,419	—	4,688	17,107
Other taxes
Prepaid tax	(37)	(18)	—	(55)
National reconstruction levy	—	(51)	175	124

Total	12,382	(69)	4,863	17,176

Deferred taxation

Movement in deferred taxation	2001
Balance at beginning of the year	12,419
Transferred through the statement of operations	4,688

Balance at end of the year	17,107

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

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

17,107

The Company has unutilized capital allowances of $37.5 million as at June 30, 2001 for which a deferred tax asset of $12.2 million has been recognized. The allowances have no expiry date and are available for set-off against future assessable profit. There are no tax losses and no provision has been made for corporate tax for both years because capital allowances exceed assessable profit.

Ghanaian National Reconstruction Levy is assessed at 2.5% of accounting profit before tax. The levy is not tax deductible.

5	Employee costs

2001
(a) Operating staff	1,225
Mining	3,590
Milling	(203)

Exploration	5,018

(b) Administrative staff
Administration	2,869

7,887

The average number of employees in 2001 was 308, of whom 19 were employed on a temporary basis.

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

6	Property, plant and equipment

			Furniture and
		Field equipment and	fittings and office		Development
Cost	Buildings	motor vehicles	equipment	Mine properties	expenditure	Total
At July 1, 2000	7,153	59,671	2,497	62,620	1,999	133,940
Additions	61	1,719	133	—	2,047	3,960
Disposals	—	(68)	—	—	—	(68)
Transfers between asset categories	167	150	—	2,814	(3,131)	—

At June 30, 2001	7,381	61,472	2,630	65,434	915	137,832

Accumulated Depreciation
At July 1, 2000	2,564	11,140	2,160	13,569	—	29,433
Charge for year	944	5,394	282	7,092	—	13,712
Disposals	—	(61)	—	—	—	(61)

At June 30, 2001	3,508	16,473	2,442	20,661	—	43,084

Net book value at June 30, 2001	3,873	44,999	188	44,773	915	94,748

Included in property, plant and equipment is cumulative capitalized interest amounting to $7.6 million.

7	Inventories

2001
Bullion (at cost)	1,612
Ore stockpiles (at net realizable value)	18,556
Consumables and spares (at cost)	8,497
Goods-in-transit (at cost)	—

28,665

Classification:
Current portion	13,138
Long-term portion of ore stockpiles	15,527
Bullion (at cost)	1,612

Ore stockpiles (at net realizable)	18,556

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

8	Accounts Receivable

2001
Trade receivables	3,560
VAT recoverable	215
Prepayments	927
Other debtors	1,097

5,799

9	Bank and Cash Balances

2001
Bank balances	6,999
Cash in hand	9

7,008

10	Deferred gain on close-out of financial instruments

2001
Balance at beginning of the year	23,077
Deferred during the year	—
Amortization of deferred gain	(9,231)

13,846

Classification:
Current portion	9,231
Long-term portion	4,615

13,846

11	Accounts payable and accrued liabilities

2001
Trade creditors	2,153
Withholding tax	1,035
Other creditors	97
Trade accruals	2,680
Liability for foreign exchange contract loss	3,504
Other accrued liabilities	2,045

11,514

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

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

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

2001
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

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

At June 30, 2001, the Company had the following open US dollar/Australian dollar contracts with total face values of $ 23.5 million against which unrealized losses of $ 3.5 million have been brought to account.

	Sell US dollars/
	Buy Australian dollars	Exchange rate
	2001	2001
Maturity 0-6 months	13,000	0.597
Maturity 6-12 months	3,500	0.581
Maturity 12-24 months	7,000	0.641
Maturity 24-36 months	—	—

Total	23,500

19	Commodity hedges

As at June 30, 2001, the Company had entered into hedging contracts in order to provide protection against adverse movements in gold price as follows:

	2001
Variable price forwards		Average price per
Maturing in year ending	Ounces	ounce
	($)	($)
June 30, 2001	—	—
June 30, 2002	42,185	317.90
June 30, 2003	68,750	305.54
June 30, 2004	18,000	317.90

Total	128,935	311.31

	2001
Fixed price forwards
Maturing in year ending	Ounces	Average price per ounce
	($)	($)
June 30, 2001	—	—
June 30, 2002	107,815	317.14
June 30, 2003	81,250	317.18
June 30, 2004	42,000	318.50

Total	231,065	317.40

Total forwards	360,000	315.22

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

The mark to market adjustment of the above contracts was $12.2 million at June 30, 2001.

	2001
Put options purchased
Maturing in year ending	Ounces	Average price per ounce
	($)	($)
June 30, 2001	—	—
June 30, 2002	70,000	290.00
June 30, 2003	50,000	290.00
June 30, 2004	50,000	290.00

Total put options	170,000	290.00

The mark to market adjustment of the above contracts was $3.1 million at June 30, 2001.

20	Related party transactions

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

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

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

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

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

Abosso Goldfields Limited
Notes to the Financial Statements
($ in thousands unless otherwise noted)

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
($ in thousands)

		For the six months
		ended December 31,
	Notes	2001
		(unaudited)
Turnover		39,635
Cost of sales and other expenses		(45,086)

Operating (loss)/profit		(5,451)
Other income	1	8,972

Results from operating activities		3,521
Finance costs		(781)

Profit before taxation		2,740
Taxation	2	356

Profit after taxation		3,096

Abosso Goldfields Limited

Condensed Balance Sheets
for the six-month period ended December 31, 2001
($ in thousands)

		As at December 31,
	Notes	2001
		(unaudited)
Assets
Current Assets
Inventories	4	17,323
Financial asset arising from mark-to-market of commodity financial instruments		11,272
Accounts receivable		5,435
Bank and cash balances		6,181
Prepaid tax		65

Total current assets		40,276
Non-Current Assets
Deferred finance cost		270
Staff loans		4
Rehabilitation asset		2,836
Inventories		11,464
Property, plant and equipment	3	88,220

Total non-current assets		102,794

Total Assets		143,070

Current Liabilities
Deferred gain on close-out of financial instruments	5	9,231
Accounts payable and accrued liabilities		9,663
National reconstruction levy		220
Current portion of long-term loans	6	10,000

		29,114

Non Current Liabilities
Deferred taxation		21,724
Environmental rehabilitation provision		5,282
Long-term loans	6	36,514
Deferred gain on close-out of financial instruments	5	—

		63,520

Total Liabilities		92,634

Shareholders’ Equity
Ordinary share capital		84
Retained earnings		50,352

		50,436

Total Liabilities and Shareholders’ Equity		143,070

Abosso Goldfields Limited

Condensed Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2001
($ in thousands)

For the six months
ended December 31,
2001
For the six months ended December 31,	(unaudited)
Ordinary Share Capital	84

Retained Earnings
Balance at beginning of period—as previously stated	36,968
Effect of adopting IAS 39	10,288

Balance at beginning of period—as restated	47,256
Retained profit for the period	3,096

Balance at end of period	50,352

Total Shareholders’ Equity	50,436

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
($ in thousands)

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
($ in thousands)

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
($ in thousands unless otherwise noted)

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

(356)

Abosso Goldfields Limited

Notes to the Financial Statements
($ in thousands unless otherwise noted)

3	Property, Plant and Equipment

	As at December 31, 2001 (Unaudited)
		Field equipment and	Furniture and		Development
Cost	Buildings	motor vehicles	office equipment	Mine properties	expenditure	Total
At July 1, 2001	7,381	61,472	2,630	65,434	915	137,832
Additions	1	32	62	—	393	488

At December 31, 2001	7,382	61,504	2,692	65,434	1,308	138,320
Accumulated depreciation
At July 1, 2001	3,508	16,473	2,442	20,661	—	43,084
Charge for year	457	2,784	52	3,723	—	7,016

At December 31, 2001	3,965	19,257	2,494	24,384	—	50,100

Net book value at December 31, 2001	3,417	42,247	198	41,050	1,308	88,220

Included in property, plant and equipment is cumulative capitalized interest amounting to $7.6 million

4	Inventories

As at December
31, 2001
(unaudited)
Bullion (at cost)	2,232
Ore stockpiles (at net realizable value)	19,030
Consumables and spares (at cost)	7,525

28,787

Classification:
Current portion	17,323
Long-term portion	11,464

28,787

Abosso Goldfields Limited

Notes to the Financial Statements
($ in thousands unless otherwise noted)

5	Deferred Gain on Close-Out of Financial Instruments

As at December
31, 2001
(unaudited)
Balance at beginning of the period/year	13,846
Amortization of deferred gain	(4,615)

9,231

Classification:
Current portion	9,231
Long-term portion	—

9,231

6	Long-Term Loans

	As at December 31, 2001 (Unaudited)

	Balance		Exchange	(Repayment)	Balance
	July 1	Interest	Exchange	/draw-down	December 31
Ranger Minerals loan	40,040	613	115	(4,254)	36,514
Syndicated project loan	15,000	404	—	(5,404)	10,000

Total	55,040	1,017	115	(9,658)	46,514
Less current portion of long-term loans	10,000				10,000

	45,040				36,514

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

At December 31, 2001, the Company had the following open US dollar/Australian dollar contracts with total face values of $10.5 million against which unrealized losses of $1.9 million have been brought to account.

	Sell US dollars/
	Buy Australian dollars	Exchange rate
At 31 December	As at December 31,	As at December 31,
	(unaudited)	(unaudited)
		($ per A$)
Maturity 0-6 months	3,500	0.581
Maturity 6-12 months	7,000	0.641
Maturity 12-24 months	—	—

Total	10,500

10	Commodity Financial Instruments

The Company had entered into commodity contracts in order to provide protection against adverse movements in gold price as follows:

Abosso Goldfields Limited

Notes to the Financial Statements
($ in thousands unless otherwise noted)

Variable price forwards		Average price
Maturing in fiscal year ending	Ounces	per ounce
		($)
June 30, 2002	42,185	317.90
June 30, 2003	68,750	305.54
June 30, 2004	18,000	317.90

Total	128,935	311.31

Fixed price forwards		Average price
Maturing in fiscal year ending	Ounces	per ounce
		($)
June 30, 2002	107,815	317.14
June 30, 2003	81,250	317.18
June 30, 2004	42,000	318.50

Total	231,065	317.40
Total forwards	360,000	315.22

The gain on the mark-to-market of the above contracts was $8.5 million at December 31, 2001.

Put options purchased		Average price
Maturing in fiscal year ending	Ounces	per ounce
		($)
June 30, 2002	70,000	290.00
June 30, 2003	50,000	290.00
June 30, 2004	50,000	290.00

Total put options	170,000	290.00

The gain on the mark-to-market of the above contracts was $2.8 million at December 31, 2001.

Abosso Goldfields Limited

Notes to the Financial Statements
($ in thousands unless otherwise noted)

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
($ in thousands unless otherwise noted)

(ii)	Gain on financial instruments

Accounting for derivatives and hedging under IAS pre the adoption of IAS 39: “Financial Instruments—Recognition and Measurement” is different than under US GAAP. Under IAS, pre IAS 39, speculative instruments are recognized on balance sheet and are marked-to-market with the resulting gain or loss being recognized in earnings. Designated hedges are accounted for as off balance sheet instruments with any gain or loss only recognized upon close out of the financial instrument. Gains realized on early close out of hedges have been deferred and are recognized over the period in which the designated production was to be delivered. The Company adopted IAS 39 on July 1, 2001. IAS 39 requires that all financial instruments be recorded on the balance sheet with changes in fair value recognized in earnings. Upon adoption of IAS 39, the Company recognized a cumulative opening balance adjustment of $10.3 million. Upon adoption of IAS 39 on July 1, 2001, there is no difference between IAS and US GAAP in accounting for financial instruments.

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

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

We have audited the consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, comprehensive income, cash flows and of changes in shareholders’ equity for each of the three years in the period ended June 30, 2004 and have issued our report thereon dated October 8, 2004, except for note 24 which is dated November 19, 2004, included elsewhere in this Annual Report on Form 20-F. Out audits also included the financial statement schedules listed in Item 19 of this Annual Report on Form 20-F. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express as opinion on these financial statement schedules.

In our opinion, the financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Inc
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
October 8, 2004

S-1

Gold Fields Limited

Schedule 1 — Valuation and Qualifying Accounts

	Balance at	Charged to	Foreign currency		Balance at
	beginning of	costs and	translation		end of
	period	expenses	adjustment	Deduction	period

Year ended June 30, 2004
Valuation Allowance	34.2	—	2.8	—	37.0

Year ended June 30, 2003
Valuation Allowance	43.6	—	0.4	(9.8)	34.2

Year ended June 30, 2002
Valuation Allowance	45.5	—	(0.1)	(1.8)	43.6

S-2

EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibits

No.	Exhibit
1.1(†)	Memorandum of Association of Gold Fields

1.2(†)	Articles of Association of Gold Fields

2.1(†)	Memorandum of Association of Gold Fields (included in Exhibit 3.1)

2.2(†)	Articles of Association of Gold Fields (included in Exhibit 3.2)

2.3(††)	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002

2.4(††)	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5(†)	Excerpts of relevant provisions of the South African Companies Act

2.6(†)	Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements

4.1(†)	The GF Non-Executive Director Share Plan, adopted October 31, 2001

4.2(†)	The GF Management Incentive Scheme, adopted November 10, 1999

4.3	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

4.4	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001

4.5	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001

4.6	Exploration Incentive Plan, adopted on May 25, 1999, as amended on August 22, 2000

4.7	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004

4.8	Service Agreement between Ian D. Cockerill and GFL Mining Services Ltd., effective March 1, 2004

4.9	Service Agreement between Nicholas J. Holland and GFL Mining Services Ltd., effective March 1, 2004

4.10	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004

4.11	Memorandum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated September 18, 2003

4.12	First Addendum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated January 27, 2004.

4.13(†††)	Purchase Agreement between Outokumpu Nickel B.V., Outokumpu Mining Oy, Gold Fields Exploration B.V. and Gold Fields Finland Oy, dated September 4, 2003

4.14(†††)	Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining

No.	Exhibit
Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated July 25, 2003

4.15	Addendum Number 1 to the Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated February 12, 2004

4.16(†††)	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003

4.17(†††)	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited dated December 11, 2003

4.18(†††)	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Proprietary Limited and Gold Fields Guernsey Limited dated December 11, 2003

4.19	Addendum to GFI-SA Loan Agreement among Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey Limited and GFI-SA, dated February 13, 2004

4.20	PIC Put Option Agreement between Public Investment Commissioners, GFL Mining Services Limited and Gold Fields Limited dated February 13, 2004

4.21	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated November 17, 2004

4.22	Second Addendum To GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, FirstRand Bank Limited (Acting Through Its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited, and Gold Fields Guernsey Limited, dated November 17, 2004

4.23 (††††)	Purchase Agreement between IAMGold Corporation and Gold Fields Limited, Gold Fields Ghana Holdings Limited, and Gold Fields Guernsey Limited effective September 30, 2004

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

(†)	Incorporated by reference to the registration statement on Form 20-F (File No. 1-31318) filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

(††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002.

(†††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

(††††)	Incorporated by reference to the Form 6-K (File No. 1-31318) filed by Gold Fields with the Securities and Exchange Commission on October 28, 2004.