Form 20-F
period 2005-06-30
GOLD FIELDS LTD
filed 2005-12-22
CIK 1172724

As filed with the Securities and Exchange Commission on December 22, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2005
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-31318

Gold Fields Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa

(Jurisdiction of incorporation or organization)

24 St Andrews Road,

Parktown, 2193

South Africa

011-27-11-644-2400

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares of par value Rand 0.50 each American Depositary Shares, each representing one ordinary share	New York Stock Exchange* New York Stock Exchange

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

Ordinary shares of par value Rand 0.50 each 492,294,226

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☒

i

ii

iii

Presentation of Financial Information

Gold Fields is a South African company and the majority of its operations, based on gold production, are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars, and descriptions of significant accounting policies refer to accounting policies under U.S. GAAP.

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date of the balance sheet (Rand 6.67 per $1.00 as of June 30, 2005), except for specific items included within shareholders’ equity that are translated at the rate prevailing on the date the relevant transaction was entered into, and statement of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 6.20 per $1.00 for the year ended June 30, 2005).

In this annual report, Gold Fields presents the financial items “total cash costs,” “total cash costs per ounce,” “total production costs” and “total production costs per ounce,” which have been determined using industry standards promulgated by the Gold Institute and are not U.S. GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information — Selected Historical Consolidated Financial Data,” “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce” and “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.”

Defined Terms and Conventions

In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Finland” are to the Republic of Finland and all references to “Peru” are to the Republic of Peru.

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

In this annual report, except where otherwise noted, all production and operating statistics are based on Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana which is attributable to the minority shareholders in those mines.

For the convenience of the reader, certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 6.46 per $1.00 and A$1.00 per $0.74 , which were the noon buying rates on November 30, 2005. By including convenience currency translations, Gold Fields is not representing that the Rand and Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

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

Item 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for the three years ended June 30, 2005, and as of June 30, 2005, 2004 and 2003 have been extracted from the more detailed information, including Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes, which appear elsewhere in this annual report. The selected historical consolidated financial data for the two years ended June 30, 2002, and as of June 30, 2002 and 2001 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report. The selected historical consolidated financial data presented below have been prepared in accordance with U.S. GAAP.

	Year ended June 30,
	2001	2002	2003	2004	2005
	(in $millions, except where otherwise noted )
Statement of Operations Data
Revenues(1)	1,006.6	1,210.0	1,538.2	1,706.2	1,893.1

Production costs (exclusive of depreciation and amortization)	743.4	710.0	1,015.0	1,355.2	1,500.6
Depreciation and amortization	99.8	113.3	188.1	198.6	274.5
Corporate expenditure	16.0	12.3	16.6	20.3	22.5
Employment termination costs	5.0	6.4	3.8	10.5	13.7
Exploration expenditure	17.7	16.5	29.6	39.9	46.0
Impairment of assets	112.1	—	29.6	72.7	233.1
Impairment of critical spares	—	—	—	—	2.8
(Decrease)/increase in post-retirement healthcare provision	8.8	6.6	(5.0)	(5.1)	(4.2)
Accretion expense on environmental rehabilitation	12.2	4.7	5.3	8.4	11.5
Share-based compensation	—	4.8	—	—	2.1
Harmony hostile bid costs	—	—	—	—	50.8
IAMGold transaction costs	—	—	—	—	9.3
Franco-Nevada merger costs	2.5	—	—	—	—
Settlement costs of Oberholzer irrigation water dispute	1.2	1.0	—	—	—

Interest and dividends	(9.0)	(8.9)	21.3	(19.4)	(29.2)
Finance (income)/expense	1.9	(8.3)	(4.2)	12.2	54.9
Unrealized gain on financial instruments	(0.8)	(45.9)	(35.7)	(39.2)	(4.9)
Realized (gain)/loss on financial instruments	(7.4)	(4.7)	(15.1)	8.7	(2.1)
Gain on disposal of St. Helena mine	—	—	(13.4)	—	—
New York Stock Exchange listing and associated costs	—	4.3	—	—	—
Profit on disposal of listed investments	—	—	(57.2)	(13.9)	(8.1)
Profit on disposal of exploration rights	—	—	—	—	(7.5)
Profit on disposal of mineral rights	—	—	—	(27.1)	—

	Year ended June 30,
	2001	2002	2003	2004	2005
	(in $millions, except where otherwise noted )
Statement of Operations Data
Write-down of investments	2.0	—	—	—	7.7
Write-down of mineral rights	—	—	—	3.6	—
Other expenses/(income)	(11.8)	(0.5)	(3.4)	(2.1)	5.2

(Loss)/income before tax, share of equity investees’ (losses) profits, minority interests and cumulative effect of change in accounting principles	13.0	398.4	405.5	82.9	(285.6)
Income and mining tax benefit/(expense)	(21.6)	(147.1)	(133.8)	(11.8)	100.4
(Loss)/income before, share of equity investees’ (losses) profits, minority interests and cumulative effect of change in accounting principles	(8.6)	251.3	271.7	71.1	(185.2)
Share of equity investee’s (loss)/profits after taxation	—	—	—	1.0	(0.4)
Minority interests	(8.8)	(12.2)	(14.4)	(21.8)	(20.6)

(Loss)/income before cumulative effect of changes in accounting principles	(17.4)	239.1	258.3	48.9	(206.2)
Cumulative effect of changes in accounting
principles, net of tax	(0.6)	—	(1.3)	—	—

Net (loss)/income	(18.0)	239.1	257.0	48.9	(206.2)

Other Financial and Operating Data
Basic (loss)/earnings per share before cumulative effect of changes in accounting principles ($)	(0.04)	0.52	0.55	0.10	(0.42)
Diluted (loss)/earnings per share before cumulative effect of changes in accounting principles ($)	(0.04)	0.51	0.54	0.10	(0.42)
Basic (loss)/earnings per share ($)	(0.04)	0.52	0.54	0.10	(0.42)
Diluted (loss)/earnings per share ($)	(0.04)	0.51	0.54	0.10	(0.42)
Dividend per share (Rand)	1.05	1.30	3.70	1.40	0.70
Dividend per share ($)	0.13	0.13	0.39	0.19	0.11
Total cash costs per ounce of gold produced($/oz)(2)	194	170	212	302	331
Total production costs per ounce of gold produced ($/oz)(3)	224	198	254	349	393

Notes:

(1)          Revenues comprise only product (gold) sales. See note 2(w) to Gold Fields’ audited consolidated financial statements which appear elsewhere in this annual report.

(2)          Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products, that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar  and the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2005, 2004 and 2003, see “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

(3)          Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar and the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2005, 2004 and 2003, see “Operational and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

	Year ended June 30,
	2001	2002	2003	2004	2005
	(in $millions, except where otherwise noted )
Balance Sheet Data
Cash and cash equivalents	23.6	195.1	133.6	656.3	503.7
Financial instruments	—	—	—	37.0	46.8
Receivables	50.5	56.2	74.9	116.4	119.9
Inventories	21.1	68.5	76.8	63.9	77.4
Material contained on heap leach pads	31.3	45.0	41.8	42.5	55.1

Total current assets	126.5	364.8	327.1	916.1	802.9

Property, plant and equipment, net (1)	1,798.7	1,726.9	2,231.0	2,805.5	2,554.1
Financial instruments	—	46.2	67.7	70.3	32.4
Non-current investments	42.2	73.3	101.0	179.8	203.5

Total assets	1,967.4	2,211.2	2,726.8	3,971.7	3,592.9

Accounts payable and provisions	127.4	153.3	184.7	290.6	274.5
Income and mining taxes payable	1.2	44.5	52.0	14.2	18.0
Current portion of long-term loans	—	37.0	20.5	—	—

Total current liabilities	128.6	234.8	257.2	304.8	292.5

Long term loans	—	145.0	21.1	643.2	653.1
Deferred income and mining taxes	506.9	448.2	647.3	769.0	596.2
Provision for environmental rehabilitation	47.5	58.8	99.2	116.0	134.6
Provision for post-retirement health care costs	51.0	44.7	23.9	18.9	9.0

Minority interests	39.0	52.8	58.8	102.7	118.4

Share capital	41.3	42.1	42.2	43.6	43.7
Additional paid-in capital	1,498.1	1,560.8	1,565.2	1,792.3	1,797.9
Retained earnings	2.7	182.6	255.3	211.6	(49.1)
Accumulated other comprehensive loss	(347.7)	(556.8)	(243.4)	(30.4)	(3.4)

Total shareholders’ equity	1,194.4	1,226.9	1,619.3	2,017.1	1,789.1

Total liabilities and shareholders’ equity	1,967.4	2,211.2	2,726.8	3,971.7	3,592.9
Other Data
Number of ordinary shares as adjusted to reflect changes in capital structure	455,836,608	470,522,224	472,364,872	491,492,520	492,294,226
Net assets	1,194.4	1,226.9	1,619.3	2,017.1	1,789.1

Note:

(1)          As discussed in Note 2 to the audited consolidated financial statements which appear elsewhere in this annual report, Gold Fields changed its method of accounting for mineral and surface use rights during the 2004 fiscal year in accordance with FASB Staff Position FAS 141-1, which required the balance of the mineral interests and other intangible assets in 2002 and 2003 to be restated and included as part of Property, plant and equipment, net.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high, low and period-end noon buying rates in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York expressed in Rand per $1.00:

	Year ended June 30,
	Average(1)	High	Low	Period end
2001	7.64	8.16	6.79	8.05
2002	10.20	13.60	8.01	10.39
2003	9.12	10.90	7.18	7.51
2004	6.82	7.80	6.17	6.23
2005	6.20	6.92	5.62	6.67
2006 (through November 30, 2005)	6.50	6.90	6.35	6.46

Note:

(1)          The average of the noon buying rates on the last day of each full month during the relevant period.

	Month ended
	High	Low	Period end
June 30, 2005	6.92	6.63	6.67
July 31, 2005	6.90	6.53	6.56
August 31, 2005	6.55	6.35	6.40
September 30, 2005	6.45	6.26	6.35
October 31, 2005	6.72	6.44	6.71
November 30, 2005	6.79	6.46	6.46

The noon buying rate for the Rand on November 30, 2005 was Rand 6.46 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on JSE, which may affect the market price of the ADSs on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

On March 8, 2004, fifteen European central banks entered into a new gold sales agreement effective September 27, 2004, pursuant to which they restrict their annual sales of gold to specified limits. This agreement will be reviewed in five years. Although the new agreement calls for an increase in the amount of gold that can be sold by individual banks to 500 tonnes per year, the effect on the market in terms of total gold sales is unclear.

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

Gold Fields’ reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.

The ore reserves stated in this annual report represent the amount of gold that Gold Fields calculated, as of June 30, 2005, could be mined, processed and sold at prices sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, prices and exchange rates, many of which are beyond Gold Fields’ control. In the event that Gold Fields revises any of these assumptions in an adverse manner, Gold Fields may need to revise its ore reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase or if gold prices decrease or the Rand or Australian dollar strengthens against the U.S. dollar, a portion of Gold Fields’ ore reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves. Gold Fields’ reported attributable gold ore reserves were 75.6 million ounces for fiscal 2004 as compared to 62.8 million ounces for fiscal 2005 (including 2.4 million ounces of proven and probable gold reserves for the Cerro Corona Project that will be attributable to Gold Fields upon completion of its acquisition of an 80.7% economic interest in the Cerro Corona Project; see “Information on the Company — Exploration  — Gold Fields’

Exploration Projects — Cerro Corona Project”), a decrease of 12.8 million ounces, resulting primarily from a decrease in below infrastructure reserves at Kloof where new geological modeling indicated that the ore body is more challenging than originally anticipated. See “Information on the Company — Reserves at Gold Fields as of June 30, 2005” and “Information on the Company — Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project.”

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

•    cave-ins or falls of ground;

•    discharges of gases and toxic substances;

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

The Rand and the Australian dollar each appreciated against the U.S. dollar during calendar years 2002, 2003 and 2004, with the Rand appreciating by approximately 28.4%, 22.9% and 17.0% in 2002, 2003 and 2004, respectively, and the Australian dollar appreciating by approximately 10.0%, 24.6% and 4.1% in 2002, 2003 and 2004, respectively. More recently however, the Rand and the Australian dollar have experienced a period of depreciation against the U.S. dollar. As of November 30, 2005, the Rand had depreciated by 12.5%, and the Australian dollar had depreciated by 4.7%, against the U.S. dollar since January 1, 2005. An appreciation trend for either of these currencies could have a material adverse effect on Gold Fields’ operating results or financial condition as the appreciation results in an increase to Gold Fields’ costs in U.S. dollar terms. See “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Sensitivity.”

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

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries and foreign reserves have been relatively low. GDP (based on 1990 prices given by Statistics South Africa) growth was 3.4% for 2000, 2.7% for 2001, 3.6% for 2002, 1.9% for 2003 and 3.4% for 2004. Corresponding inflation rates (as given by reference to the consumer price index used by the South African government) were 5.3% in 2000, 5.7% in 2001, 9.2% in 2002, 5.8% in 2003 and 1.4% in 2004, while corresponding unemployment rates were 26.7%, 26.9%, 30.5%, 28.4% and 26.5% as of December 31, 2000, 2001, 2002, 2003 and 2004, respectively. Gross foreign exchange reserves stood at approximately $20.1 billion as of November 30, 2005. The depreciation of the Rand in 1997 and 1998 resulted in an increase in the South African prime lending rate, which peaked at approximately 25.5% during 1998, although rates have since decreased substantially. On November 30, 2005, the rate was 10.5%. Consequently, Gold Fields could face a high cost of capital should it need to borrow in South Africa.

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

Ghana has had periods of political instability, and could be subject to instability again in the future. Presidential and parliamentary elections were conducted under the present Ghanaian constitution in 1992, 1996, 2000 and 2004. The 2000 elections resulted in the principal opposition party winning the elections and forming the present government, which was re-elected in 2004. Since the present government came into power it has passed legislation imposing a tax and import duty which have affected the mining industry. The Ghana Chamber of Mines, of which Gold Fields Ghana Limited and Abosso Goldfields Limited, subsidiaries of Gold Fields, are members, has expressed its concern to the government that these legislative measures have eroded the competitiveness of the fiscal regime affecting mining companies in Ghana. The current government or a future government might adopt additional changes to policies in the future, which could: (1) modify the regulatory or fiscal regime governing mining companies in Ghana, such as increasing the proportion of foreign currency earnings that mining companies are required to repatriate to Ghana or (2) otherwise make investments or foreign-owned operations in Ghana less attractive. Any departure from current policies by the government of Ghana could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

In some circumstances, potential acquisitions of shares in or assets of South African companies by non-South African resident purchasers are subject to review by the SARB pursuant to South African exchange control regulations. In 2000, the South African Treasury, or the Treasury, refused to approve an acquisition of Gold Fields by Franco-Nevada Mining Corporation Limited, a Canadian mining company. The Treasury may refuse to approve similar proposed acquisitions of Gold Fields in the future. As a result, Gold Fields’ management may be limited in its ability to consider strategic options and Gold Fields’ shareholders may not be able to realize the premium over the current trading price of Gold Fields’ ordinary shares which they might otherwise receive upon such an acquisition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Exchange Controls.”

Gold Fields’ operations and financial condition may be adversely affected by labor disputes or changes in South African, Ghanaian or Australian labor laws.

As of June 30, 2005, approximately 79% of Gold Fields’ employees belonged to unions. Accordingly, Gold Fields is at risk of having its production stopped for sustained periods due to strikes called by unions and other labor disputes. In August 2005, Gold Fields experienced a 48-hour unexpected strike by approximately half the employees of the Tarkwa mine in Ghana. In South Africa, Gold Fields also experienced a one day illegal strike on March 30, 2005, and an industry wide gold mining labor strike in August 2005. See “Directors, Senior Management and Employees — Labor Relations — South Africa” and “— Ghana.” In South Africa, in addition to strikes, on occasion Gold Fields experiences work stoppages based on national trade union “stay away” days regardless of the state of its relations with its workforce. Significant labor disruptions at any of Gold Fields’ operations could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ production may also be materially affected by relatively new labor laws. Since 1995, South African laws relating to labor have changed significantly in ways that affect Gold Fields’ operations. In particular, laws enacted since then that impose large monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies could result in significant costs to Gold Fields. There may continue to be significant and adverse changes in labor law in South Africa over the next several years.

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

The Labor Relations Reform Act of Western Australia was passed by Parliament in July 2002. This law reduces the availability of state workplace agreements and is designed to promote collective bargaining and union access to the workplace. This law could strengthen the role of unions in Western Australia’s mining industry, which could have a material adverse effect on labor costs at Gold Fields’ mining operations in Australia and, accordingly, on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees — Employees — Labor Relations — Australia.”

Gold Fields may suffer adverse consequences as a result of its reliance on outside contractors to conduct its operations in Ghana and Australia.

A significant portion of Gold Fields’ operations at the Damang mine in Ghana and in Australia are currently conducted by outside contractors. As a result, Gold Fields’ operations at those sites are subject to a number of risks, some of which are outside Gold Fields’ control, including:

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

Wages and related labor costs accounted for approximately 50% of Gold Fields’ total production costs in fiscal 2005. Accordingly, Gold Fields’ costs may be materially affected by increases in wages and related labor costs, particularly with respect to Gold Fields’ South African employees, who are unionized. Negotiations with South African unions concluded in August 2005 resulted in above inflation wage increases ranging from 6% to 7%, depending upon the category of employees. Under the agreement, wage increases for South African employees will be linked to inflation with a minimum increase of 5.5% or 6.0%, depending upon the category of employees. The next round of negotiation with the South African unions is expected to take place prior to June 2007, when the current agreement expires. See “Directors, Senior Management and Employees — Labor Relations — South Africa.” If Gold Fields is unable to increase production levels or implement cost cutting measures to offset these increased wages and labor costs, these costs could have a material adverse effect on Gold Fields’ mining operations in South Africa and, accordingly, on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees — Employees — Labor Relations — South Africa.”

HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.

The incidence of HIV/AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Gold Fields’ current estimate of the potential impact of HIV/AIDS on its operations and financial condition is based on a variety of existing data and certain assumptions, including the incidence of HIV infection among its employees, the progressive impact of HIV/AIDS on infected employees’ health, and the medical and other costs associated with the infection, most of which involve factors beyond Gold Fields’ control. Should Gold Fields’ actual experience significantly differ from the assumptions on which its current estimate is based, the actual impact of HIV/AIDS on its business, operating results and financial condition could be significantly worse than Gold Fields expects. See “Directors, Senior Management and Employees — Employees — Health and Safety — HIV/AIDS Program.”

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

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. In addition, during the operational life of their mines, they must make arrangements to fund the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease.  Gold Fields fully provides for these environmental rehabilitation costs in its financial statements based on the present value of future costs and funds these costs by making contributions into an environmental trust fund, with amounts approved by the authorities. As of September 30, 2005, Gold Fields had contributed a total of approximately Rand 401.2 million, including accrued interest, to the fund. Changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may materially and adversely affect Gold Fields’ future environmental expenditures or the level and timing of Gold Fields’ provisioning for these expenditures. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Environmental.”

Gold Fields’ operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens.

The present Mine Health and Safety Act 29 of 1996, or the Mine Health and Safety Act, came into effect in January 1997. The principal objective of the Mine Health and Safety Act is to improve health and safety at South African mines and, to this end, the Mine Health and Safety Act imposes various duties on Gold Fields at its mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters.

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

The New Minerals Act

The Mineral and Petroleum Resources Development Act 2002, or the New Minerals Act, came into effect on May 1, 2004.

Among other things, the New Minerals Act: (1) vests the right to prospect and mine in the state without the automatic payment of compensation, (2) makes provision for a transitional period for the phasing out of privately held mineral rights, prospecting permits and mining authorizations held under the old regime and (3) requires that new applications be made in respect of those rights and new rights to be granted pursuant to the New Minerals Act. Consistent with international practice, the New Minerals Act provides that a mining or prospecting right granted under the New Minerals Act could be cancelled if the mineral to which the right relates is not mined at an “optimal” rate. There is no guarantee that Gold Fields will be able to successfully apply for any or all of its existing mining rights under the New Minerals Act or that the terms on which they will be granted will not be significantly less favorable to Gold Fields than the current terms. The requirements of the New Minerals Act could have a material adverse effect on Gold Fields’ mining and exploration activities in South Africa and, as a result, on Gold Fields’ business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Mineral Rights — The New Minerals Act.”

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

In order to comply with the terms of the charter, Gold Fields has adjusted the ownership structure of its South African mining assets. On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of R4,139 million. See “Operating and Financial Review and Prospects—Overview — General —Mvelaphanda Transaction.” The Mvelaphanda Transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the charter coming into effect. See “Information on the Company — Regulatory and Environmental Matters — South Africa— Mineral Rights— The New Minerals Act.” There is no guarantee, however, that the Mvelaphanda Transaction will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10 year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful conversion of any or all of its existing mining rights or for the grant of new mining rights or that the terms of any conversion or grant would not be significantly less favorable to Gold Fields than the terms of its current rights.

The Royalty Bill

On March 20, 2003 the draft Mineral and Petroleum Royalty Bill, or the Royalty Bill, was released for public comment. The South African National Treasury subsequently missed an August 1, 2003 deadline for submitting a revised draft to the South African Parliament and, as yet, no revised draft has been submitted or published.

The Royalty Bill proposes to impose a 3% revenue based royalty on the South African gold mining sector payable to the South African government. Under the terms of the proposed Royalty Bill, the royalty is to take effect when companies convert to new order mining rights in accordance with the New Minerals Act, although the Minister has indicated that the royalty is not expected to take effect until the transitional period for the conversion of mining rights under the New Minerals Act expires. The Minister of Finance in his Budget Speech in February 2004 indicated that the royalty will be based on revenues and will take effect in 2009. The Royalty Bill is in the process of being redrafted and is expected to contain a royalty consisting of a percentage of gross sales. There is uncertainty as to what further amendments will be made to the Royalty Bill. If adopted, in either its current or a revised form, the Royalty Bill could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Mineral Rights — The Royalty Bill.”

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

The Restitution of Land Rights Amendment Act, or the Amendment Act, became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation in certain limited circumstances. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of Gold Fields’ privately held land rights could not become subject to acquisition by the state without Gold Fields’ agreement, or that Gold Fields would be adequately compensated for the loss of its land rights, which could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Land Claims.”

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

Gold Fields’ mineral rights in Ghana are currently subject to regulations, and will become subject to new regulations, which could impose significant costs and burdens.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. Gold Fields’ mining leases for the Tarkwa property have not yet been ratified by the Ghanaian Parliament, as required by law. To the extent that failure to ratify these leases adversely affects their validity, there may be a material adverse effect on Gold Fields’ business, operating results and financial condition. In addition, a new Minerals and Mining Bill, or the Minerals Bill, was laid before the Ghanaian Parliament in fiscal 2005. If the Minerals Bill is passed it will repeal the current Minerals and Mining Law in Ghana. Although the current draft of the Minerals Bill would not appear to have a substantial effect on Gold Fields’ Ghana operations as currently run, Gold Fields cannot be certain what provisions will be included in the Minerals Bill when approved into law. If, when passed, the Minerals Bill imposes significant new costs or burdens on Gold Fields’ abilities to mine in Ghana or to obtain new mining leases for properties on which deposits are identified, it could have a material adverse effect on Gold Fields’ business operating results and financial condition. See “Information on the Company — Regulatory and Environmental Matters — Ghana — Mineral Rights.”

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

The Western Australian Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, imposes a duty on a mine owner to provide and maintain a working environment which is safe for mine workers. The regulations prescribe specific measures to be taken and provide for inspectors to review the work site for hazards and violations of the health and safety laws. The Safety and Inspection Act was amended in April 2005 to provide, among other things, a new regime of penalties, broader powers for inspectors and new duties of care for employers. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and penalties (including imprisonment). If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Aboriginal heritage sites relate to distinct areas of land which have either ongoing ethnographic, archaeological or historic significance. Aboriginal heritage sites have been identified with respect to portions of some of Gold Fields Australian mining tenements. Additional Aboriginal heritage sites may be identified on the same or additional tenements. Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of, or new laws regarding, native title and Aboriginal heritage, which may result in a material adverse effect on Gold Fields’ business, operating results and financial conditions. See “Information on the Company — Regulatory and Environmental Matters — Australia — Land Claims.”

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

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

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

Gold Fields’ ordinary shares are subject to dilution upon the exercise of Gold Fields’ outstanding options and the Mvela Gold share exchange option.

As of November 30, 2005, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 492,114,739 ordinary shares were issued and outstanding. Gold Fields currently has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 25,071,013 ordinary shares. At their annual general meeting on November 17, 2005, Gold Fields’ shareholders approved two new securities option plans which will replace the outstanding plans. However, these plans have not yet been implemented. Gold Fields had outstanding as of November 30, 2005, options to purchase a total of 10,002,222 ordinary shares at exercise prices of between Rand 13.55 and Rand 154.65 that expire between June 30, 2006 and November 1, 2012 under the GF Management Incentive Scheme and 335,400 ordinary shares at exercise prices of between Rand 43.70 and 110.03 that expire between October 31, 2006 and February 18, 2010 under the GF Non-Executive Director Share Plan. Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises of these options and any additional options. See “Directors, Senior Management and Employees — The GF Management Incentive Scheme,” and “Directors, Senior Management and Employees — The GF Non-Executive Director Share Plan.”

As part of the Mvelaphanda Transaction, Mvela Gold is obliged to subscribe for 15% of the share capital of GFI Mining South Africa (Proprietary) Ltd, or GFIMSA, a wholly owned subsidiary of Gold Fields, upon repayment of the Mvela Loan. Under the Subscription and Share Exchange Agreement entered into in connection with the Mvelaphanda Transaction, for a period of one year after the subscription of the GFIMSA shares each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value, but numbering not less than 45,000,000 and not more than 55,000,000 Gold Fields’ ordinary shares, adjusted as necessary to reflect changes to Gold Fields’ capital structure and certain corporate activities of Gold Fields. Shareholders’ equity interests in Gold Fields will be diluted if Gold Fields or Mvela Gold requires the exchange of GFIMSA shares for Gold Fields’ shares. See “Operating and Financial Review and Prospects — Overview —General — Mvelaphanda Transaction.”

Item 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting, and also has strategic interests in platinum group metals exploration. Gold Fields is currently the second largest gold producer in South Africa and one of the largest gold producers in the world, on the basis of annual production.

The majority of Gold Fields’ operations, based on gold production, are located in South Africa. It also owns the St. Ives and Agnew gold mining operations in Australia and has a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Australasia, China, Europe, North America and South America. Gold Fields owns 100% of the Arctic Platinum Project, or APP, in northern Finland, which is evaluating the economic potential of deposits of open pittable and underground platinum group metal mineralization, although it is in the process of finalizing an arrangement with North American Palladium Ltd., or NAP, whereby NAP may acquire up to 60% of APP. Gold Fields is in the process of acquiring 92% of the voting shares (which is effectively 80.7% of the economic interest) of Sociedad Minera La Cima S.A., the owner of the Cerro Corona Project in Peru which is evaluating the economic potential of deposits of open pittable gold and copper mineralization, and has entered into an agreement providing for Gold Fields to acquire all of the outstanding securities not currently held by Gold Fields of Bolivar Gold Corp., which operates the Choco 10 open pit gold mine in the El Callao gold district in the Bolivar State, Venezuela. See “— Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project” and “— Recent Developments — Acquisition of Bolivar Gold Corp.”

Gold Fields’ operations include:

•   Driefontein Operation. This operation consists of seven shaft systems and three gold plants in South Africa’s Gauteng Province near Carletonville. Driefontein produced 1.2 million ounces of gold during the year ended June 30, 2005, accounting for approximately 29% of attributable gold production for Gold Fields in fiscal 2005. The operation employed approximately 17,200 people as of June 30, 2005 including a limited number working for outside contractors at the site. The Driefontein operation includes both underground mining and surface rock dump processing.

•   Kloof Operation. This operation consists of five shaft systems and two gold plants in South Africa’s Gauteng Province near Carletonville. Kloof produced 1.0 million ounces of gold during the year ended June 30, 2005, accounting for approximately 24% of attributable gold production for Gold Fields in fiscal 2005. The operation employed approximately 15,400 people as of June 30, 2005 including a limited number working for outside contractors at the site. The Kloof operation includes both underground mining and some surface rock dump processing.

•   Beatrix Operation. This operation consists of four shaft systems and two gold plants in South Africa’s Free State Province near Welkom and Virginia. The Beatrix operation produced 0.6 million ounces of gold during the year ended June 30, 2005, accounting for approximately 15% of attributable gold production for Gold Fields in fiscal 2005. The operation employed approximately 12,300 people as of June 30, 2005 including a limited number working for outside contractors at the site. The Beatrix operation consists of both underground mining and some limited surface rock dump processing.

•   Ghana Operation. This operation consists of: (1) the Tarkwa mine, which comprises several open pit operations with two heap leach recovery facilities and a SAG mill and CIL plant and (2) the Damang mine, which consists of a number of open pit operations with a CIL plant. Both mines are located in southwestern Ghana, about 300 and 360 kilometers by road west of Accra, respectively. During the year ended June 30, 2005, the Ghana operation produced 0.9 million ounces of gold (of which 0.6 million ounces of gold were attributable to Gold Fields and the remainder to minority shareholders in the Ghana operation), accounting for approximately 15% of attributable gold production for Gold Fields in fiscal 2005. The operation had approximately 4,200 employees as of June 30, 2005, including those working for the outside contractor at Damang.

•   Australia Operation. This operation consists of the St. Ives and Agnew mines. Both mines are located in the state of Western Australia, with St. Ives situated near Kambalda, straddling Lake Lefroy, and Agnew situated near Leinster. These two mines together produced 0.7 million ounces of gold during the year ended June 30, 2005, accounting for approximately 17% of attributable gold production for Gold Fields in fiscal 2005. St. Ives and Agnew had approximately 1,400 employees as of June 30, 2005, including those working for outside contractors at the sites. St. Ives and Agnew conduct both underground and surface operations.

Based on the figures reported by Gold Fields’ mining operations, as of June 30, 2005, Gold Fields reported attributable proven and probable reserves of approximately 62.8 million ounces of gold (including 2.4 million ounces of proven and probable gold reserves for the Cerro Corona Project that will be attributable to Gold Fields upon completion of its acquisition of an 80.7% economic interest in the Cerro Corona Project; see “— Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project”). In the year ended June 30, 2005, Gold Fields processed 47.9 million tonnes of ore and produced 4.5 million ounces of gold, of which 4.2 million ounces were attributable to Gold Fields.

History

The company that is today Gold Fields was originally incorporated as East Driefontein Gold Mining Company Limited on May 3, 1968, and subsequently changed its name to Driefontein Consolidated Limited. The Gold Fields group holdings evolved through a series of transactions, principally in 1998 and 1999.

With effect from January 1, 1998, a company formed on November 21, 1997 and, referred to in this discussion as Original Gold Fields, acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited and New Wits Limited and certain other shareholders in the companies owning the assets and interests including:

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

On November 30, 2001, Gold Fields acquired the St. Ives and Agnew gold mining operations from WMC Limited and WMC Resources Limited (collectively, WMC).

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

With effect from February 23, 2004, as part of an internal reorganization of the Gold Fields group in connection with the transaction with Mvelaphanda Resources Limited, or Mvela Resources, described below, Gold Fields transferred its South African gold mining assets, including the Beatrix operation, the Driefontein operation and the Kloof operation as going concerns to GFIMSA.

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

(2)               Gold Fields is in the process of acquiring this interest.

(3)               In fiscal 2006, Gold Fields Guernsey Limited and Gold Fields Ghana Holdings Limited changed their incorporation to the British Virgin Islands and their names to Gold Fields Holding Company BVI Limited and Gold Fields Ghana BVI Limited, respectively.

•   South Africa. Gold Fields’ interests in the Driefontein, Kloof and Beatrix operations are held through GFIMSA.

•   Ghana. Gold Fields’ interests in the Tarkwa and Damang mines, which comprise the Ghana operation, are held through its 71.1% owned subsidiaries, Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, respectively. The remaining interests in Gold Fields Ghana and Abosso are indirectly held by IAMGold Corporation, or IAMGold, which acquired an 18.9% beneficial interest previously held by Repadre Capital Corporation following a merger between the two companies on January 8, 2003, and the Government of Ghana, which holds a 10.0% interest, which the Government acquired as a free carried interest for no cost.

•   Australia. Gold Fields’ interests in the St. Ives and Agnew mines are held through two wholly-owned Australian subsidiaries, St. Ives Gold Mining Company Pty Ltd. and Agnew Gold Mining Company Pty Ltd., which, in turn, are wholly owned through intermediaries by Orogen.

•   Exploration Assets. Gold Fields’ exploration assets are generally held by project companies in the jurisdiction where the exploration assets are located, which are, in turn, held through either Orogen or Gold Fields Guernsey. Orogen holds APP through intermediaries.

Strategy

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields also has reported gold and copper reserves at the Cerro Corona Project, a development project in Peru. The gold industry has historically been highly fragmented and a trend has been underway to consolidate the industry through mergers and acquisitions.

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

Generally, Gold Fields’ strategy consists of the following key elements:

•   Operational excellence, which is aimed at improving returns through the optimization of existing assets. This is achieved in the first instance through improving productivity. Secondly, it also implies the reduction of costs through cost management initiatives and growing assets through inward investment;

•    Growing Gold Fields by diversifying geographical, technical and product risk through acquiring and developing additional long-life assets. Starting in fiscal 2004, Gold Fields set a goal of achieving an additional 1.5 million ounces of annual gold production by the end of calendar 2009;

•    Securing the future of Gold Fields by earning and maintaining what Gold Fields calls its “license to operate” in those countries and regions in which it operates and upholding strong principles of corporate governance. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located to deal with issues related to sustainable development.

Operational Excellence

Management believes that improved profitability and at existing operations can be achieved by increasing mining rates, increasing mining quality and reducing costs. Management believes that significant opportunity exists to do this, specifically through:

•   Increasing development rates at the South African operations to provide for ore reserve and mining flexibility

•   Increasing quality mining through increasing volumes mined above the paylimit and/or cut-offs and ensuring that dilution is minimized. Dilution can be minimized through programs aimed at reducing the quantities of waste mined both underground and in the open pits. Quality can be improved through ongoing grade control and optimizing mine call factors;

•   Increasing productivity through skills development programs, aligning incentive schemes with desired outcomes, removing bottlenecks, improving ventilation and lowering temperatures at the South African operations, rationalization of infrastructure and plant modernizations;

•   Investing in cost reduction through replacement of older equipment with modern and more efficient equipment;

•   Reducing costs through improving controls over the consumption of materials used on the mines, implementing improved procurement practices and exploring opportunities for global and regional supply contracts; and

•   Improving efficiencies and controls in areas such as people management, planned maintenance, transport and medical facilities.

Acquisitions and Exploration

Gold Fields is one of the largest producers of gold in the world based on annual gold production. Gold Fields’ corporate development mandate is to grow as a world leader in developing and operating low-cost, long life precious metal mines. Gold Fields is sensitive to the fact that increased competition for acquisitions and higher gold prices are pushing asset prices to levels that threaten returns. The impact on returns has been exacerbated by higher input costs, particularly as significant increases in base metal prices has led to increased mining of base metals, which uses some of the same inputs as gold mining, and therefore increased overall demand for those products.

For acquisitions of gold assets or companies outside South Africa, Gold Fields is at somewhat of a disadvantage to certain of its competitors, but this also has offsetting strengths. First, South African exchange control regulations limit Gold Fields’ ability to provide guarantees or borrow outside South Africa without express approval from the South African Reserve Bank, or the SARB. However, in his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. Second, shares of South African companies tend to be viewed as less attractive acquisition currency than shares of non-South African companies, despite the relaxation of exchange controls. On the other hand, Gold Fields has a strong balance sheet and low debt-to-equity ratio that diminishes the equity pricing disadvantage, and also has a skilled and effective corporate evaluation and acquisition team, and a sound track record in project development.

Gold Fields also maintains an active global exploration effort for gold and PGMs through exploration offices worldwide and an exploration philosophy that management believes is well focused and cost efficient.

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

Reserves of Gold Fields as of June 30, 2005

Methodology

While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the SEC’s industry guide number 7, only reserves at each of Gold Fields’ operations and exploration projects as of June 30, 2005 which qualify as reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “ — Glossary of Mining Terms.” In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution and mine recovery factors.

Gold Fields reports reserves using cut-off grades (mainly for open pit operations) and pay limits to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. Cut-off grade is the grade which distinguishes the material within an orebody that is to be extracted and treated, from the remaining material. The pay limit is the grade at which an orebody can be mined without profit or loss calculated using an appropriate gold or copper price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “ — Description of Mining Business — Productivity Initiatives.” Tonnage and grade includes some mineralization below the selected pay limit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

The estimation of reserves at the South African underground operations is based on surface drilling, underground drilling, surface three-dimensional reflection seismics, orebody facies, structural modeling, underground channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500 meter to 2,000 meter grid. Once underground access is available, drilling is undertaken on an approximate 30 meter by 60 meter grid. Underground channel sampling perpendicular to the reef is undertaken at three meter intervals in development areas and five meter intervals at stope faces. For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100 or 200 meter grid of diamond drilling and in certain areas a 12.5 meter to 25.0 meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20 meter to 80 meter grid of diamond drilling and in certain areas reverse circulation drilling.

At the Australian operations the estimation of reserves for both underground and open-pit operations is based on exploration, sampling and testing information gathered through appropriate techniques, primarily from drill holes and mine development. The locations of sample points are spaced closely enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids which range between 20 meters by 20 meters to 40 meters by 40 meters, although this may vary depending on the continuity of the orebody. Due to the variety and diversity of resources at St. Ives and Agnew, sample spacing may also vary depending on each particular ore type. For the Cerro Corona Project, estimation is based on diamond drill and reverse circulation holes. The spacing of holes is generally around 50 meters, with some areas approximating a 25 meter grid.

Reserve Statement

As of June 30, 2005, Gold Fields had aggregate attributable proven and probable gold reserves of approximately 60.4 million ounces as set forth in the following table. In addition, the table reflects 2.4 million ounces of proven and probable gold reserves representing that portion of the proven and probable gold reserves of the Cerro Corona Project as of June 30, 2005 that will be attributable to Gold Fields upon completion of Gold Fields’ acquisition of the 80.7% economic interest in the Cerro Corona Project it is in the process of acquiring. See “— Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project.”

Gold Ore Reserve statement as of June 30, 2005(1)

	Tonnes	Proven reserves Head Grade	Gold	Tonnes	Probable reserves Head Grade	Gold	Tonnes	Total reserves Head Grade	Gold	Attributable gold production in the year ended June 30, 2005(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Underground
Driefontein (total)	30.1	7.9	7,615	59.3	8.1	15,359	89.4	8.0	22,973	1,018
Above infrastructure (3)	30.1	7.9	7,615	27.4	8.0	7,047	57.5	7.9	14,661	—
Below infrastructure (3)	—	—	—	31.9	8.1	8,312	31.9	8.1	8,312	—
Kloof (total)	13.6	10.2	4,460	34.0	9.4	10,309	47.6	9.7	14,769	1,012
Above infrastructure (3)	13.6	10.2	4,460	29.0	9.0	8,406	42.6	9.4	12,866	—
Below infrastructure (3)	—	—	—	5.0	11.9	1,903	5.0	11.9	1,903	—
Beatrix (total)	14.4	5.5	2,531	32.8	5.4	5,676	47.2	5.4	8,206	615
Above infrastructure (3)	14.4	5.5	2,531	32.8	5.4	5,676	47.2	5.4	8,206	—
Below infrastructure (3)	—	—	—	0.0	—	0.0	0.0	—	0.0	—
Australia
St. Ives	0.2	6.5	42	7.6	5.0	1,213	7.8	5.0	1,255	351
Agnew	0.4	13.1	174	1.2	9.9	372	1.6	10.7	546	176
Total Underground	58.7	7.9	14,821	134.9	7.6	32,928	193.6	7.7	47,749	3,172
Surface (Rock Dumps)
Driefontein	—	—	—	10.6	1.2	403	10.6	1.2	403	145
Kloof	—	—	—	8.7	0.7	185	8.7	0.7	185	25
Beatrix	—	—	—	0	—	0	0	—	0	9
Surface (Production Stockpile)
Ghana
Tarkwa	3.7	0.8	95	—	—	—	3.7	0.8	95	—
Damang	5.4	1.3	231	—	—	—	5.4	1.3	231	—
Australia
St. Ives	7.0	1.2	268	—	—	—	7.0	1.2	268	—
Agnew	0.4	1.6	18	—	—	—	0.4	1.6	18	—
Surface (Open Pit)
Ghana
Tarkwa	131.2	1.3	5,611	95.5	1.2	3,825	226.7	1.3	9,436	481	(4)
Damang (5) (6)	3.2	2.4	246	8.1	1.8	478	11.3	2.0	724	176	(4)
Australia
St. Ives (5)	0.7	2.4	52	14.8	2.0	941	15.5	2.0	993	176	(4)
Agnew (5)	0.1	2.4	9	2.8	3.2	289	2.9	3.2	297	36	(4)
Peru
Cerro Corona(7)	19.1	1.1	703	54.0	1.0	1,660	73.1	1.0	2,363	—
Total Surface	170.8	1.3	7,233	194.5	1.2	7,781	365.3	1.3	15,013	1,048
Total	229.5	3.0	22,054	329.4	3.8	40,709	558.9	3.5	62,762	4,221	(8)

Notes:

(1)               Quoted as mill delivered tonnes and run of mine grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 97%; (2) Kloof 97%; (3) Beatrix 96%; (4) Tarkwa 95% for milling, 67% for heap leach; (5) Damang 89%-93%; (6) St. Ives 85%-95% for milling, 60% for heap leach and (7) Agnew 93%-95%. For Driefontein, Kloof and Beatrix, a gold price of Rand 92,000 per kilogram ($375 per ounce at an exchange rate of Rand 7.63 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa and Damang operations and the Cerro Corona Project, ore reserve figures are based on an optimized pit at a gold price of $375 per ounce. For the Australian operations ore reserve figures are based on a gold price of A$560 per ounce ($375 per ounce at an exchange rate of A$1.49 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the three year average, calculated on a monthly basis, of the London afternoon fixing price of gold.

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

(4)               Includes some gold produced from stockpile material which cannot be separately measured.

(5)               Excludes inferred material within the pit design.

(6)               Includes 33,000 oz for Lima South, for which an application for conversion from a prospecting license to mining license has been lodged. The application for the conversion to a mining lease requires the grant of an environmental permit from the Ghanaian Environmental Protection Agency. Gold Fields is not aware of any significant impediment to the grant of that permit.

(7)               The Cerro Corona Project is an exploration project in Peru for which applications for environmental and mining permits have been lodged. Gold Fields is not aware of any significant impediment to the grant of the permits. Gold Fields has an agreement to acquire 80.7% of the economic interest in the Cerro Corona Project and thus the above chart reflects the 80.7% of the reserves that will be attributable to Gold Fields on completion of the acquisition of the interest. See “— Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project.”

(8)               The total does not reflect the sum of the line items due to rounding.

The following table sets forth the proven and probable copper reserves of the Cerro Corona Project as of June 30, 2005 that will be attributable to Gold Fields upon completion of Gold Fields’ acquisition of the 80.7% economic interest in the Cerro Corona Project it is in the process of acquiring. See “— Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project.”

Copper Ore Reserve statement as of June 30, 2005

	Tonnes	Proved Reserves Cu	Cu	Tonnes	Probable Reserves Cu	Cu	Tonnes	Total Reserves Cu	Cu	Attributable Cu production in the year ended June 30, 2005
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit)
Peru Cerro Corona(1)	19.1	0.6	268	54.0	0.5	595	73.1	0.5	862	—

Note:

(1)               The Cerro Corona Project is an exploration project in Peru for which applications for environmental and mining permits have been lodged. Gold Fields is not aware of any significant impediment to the grant of the permits. Gold Fields has an agreement to acquire 80.7% of the economic interest in the Cerro Corona Project and thus the above chart reflects the 80.7% of the reserves that will be attributable to Gold Fields on completion of the acquisition of the interest. See “— Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project.”

The amount of gold mineralization which Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different from the gold price of $375 per ounce used to estimate Gold Fields’ attributable reserves of 62.8 million ounces of gold as of June 30, 2005 listed above, Gold Fields’ operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ reserves as of June 30, 2005 listed above, but applying different gold prices that are 10% above and below the $375 per ounce gold price used to estimate Gold Fields’ attributable reserves, the attributable gold reserves of Gold Fields’ operations would have been as follows:

	$ 338/oz		$ 375/oz	$ 413/oz
	(‘000 oz)		(‘000 oz)	(‘000 oz)
Driefontein(1)	14,316	(2)	22,973	23,647
Kloof (1)	10,403		14,769	18,630
Beatrix(1)	5,786		8,206	10,197
Tarkwa	8,204		9,532	11,369
Damang	766		956	1,189
St. Ives	2,306		2,516	2,699
Agnew	840		861	890
Cerro Corona	2,081		2,363	2,363	(3)
Total(1) (4)	44,702		62,176	70,984

Notes:

(1)               South African operations’ reserves exclude rock dumps.

(2)               Excludes Shaft No. 5 below infrastructure material which would not be economical to mine, and thus would not be a reserve, at this lower gold price.

(3)               Under the current tailings dam design at the Cerro Corona Project, reserves would not respond to an upward movement of the gold or copper prices because of current capacity constraints at the tailings storage facility for the Cerro Corona Project.

(4)               The sensitivity analyses are calculated as 10% above and below the base price in the local currency of the respective operation at an exchange rate of Rand 7.63 per $1.00 for the South African operations and A$1.49 per $1.00 for the Australian operation.

The London afternoon fixing price for gold on November 30, 2005 was $495.65 per ounce.

Gold Fields’ attributable gold reserves decreased from 75.6 million ounces at June 30, 2004 to 62.8 million ounces at June 30, 2005 (including 2.4 million ounces of proven and probable gold reserves for the Cerro Corona Project that will be attributable to Gold Fields upon completion of its acquisition of an 80.7% economic interest in the Cerro Corona Project; see “ — Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project”). This decrease was primarily due to removal of the below infrastructure reserves at the Eastern Boundary Area for Kloof and removal of a portion of the Kloof Extension Area as a result of new geological and resource models based on new information as to the geological ore body at the site and, to a lesser extent, gold mining for fiscal 2005. The new models gave a more precise view of the ore bodies in these areas and indicated that the ore body is more challenging than originally anticipated and indicated. Accordingly, the Eastern Boundary Area and a portion of the Kloof Extension Area need to be re-engineered and costed before amounts for these areas can be included as reserves.

The amount of copper mineralization which Gold Fields can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of copper. At copper prices different from the copper price of $0.90 per pound used to estimate Gold Fields’ attributable copper reserves of 862 million pounds as of June 30, 2005 listed above, Gold Fields’ operations would have had significantly different copper reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ copper reserves as of June 30, 2005 listed above, but applying different copper prices that are 10% above and below the copper price of $0.90 per pound used to estimate Gold Fields’ attributable copper reserves, the attributable copper reserves of Gold Fields’ operations would have been as follows:

	$ 0.81/lb	$ 0.90/lb	$ 0.99/lb
	(million lbs)	(million lbs)	(million lbs)
Cerro Corona(1)	766	862	862

Note:

(1)               Under the current tailings dam design at the Cerro Corona Project, reserves would not respond to an upward movement of the gold or copper prices because of current capacity constraints at the tailings storage facility for the Cerro Corona Project.

Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “ — Methodology.” Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, nor should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold or copper price or what Gold Fields’ reserves will be at any time in the future. See “Key Information — Risk Factors — Gold Fields’ reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.”

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

Underground Mining

Developing access to the orebody

For Gold Fields’ South African underground mines, access to orebodies is provided through vertical, inclined and declined shaft systems. If additional depth is required to fully exploit the reef, and it is economically feasible, then secondary (sub-vertical) or tertiary shafts are sunk from the underground levels. Horizontal development at various intervals of a shaft, known as levels, extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. South African mine layouts generally follow a linear, crisscross pattern, while Australian mines have more varied layouts and typically use a spiral-shaped decline layout to descend alongside the orebody.

Extracting the orebody

Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis and broken ore is scraped into and down gullies to ore passes where it is channeled to the crosscut below. The ore is then hauled by rail to shaft ore passes where it is tipped into loading stations for hoisting to surface. Mining methods employed at Gold Fields’ operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling. South African mining methods tend to be more labor intensive than the Australian operations.

Open Pit Mining

Developing access to the orebody

In open pit mining, access to the ore is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps.

Extracting the orebody

Extraction of the orebody in open pit mining involves the same activity as in stripping the overburden. The rock is drilled and blasted, and lines are established demarcating ore from waste material. The ore is loaded into dump trucks and hauled to the crusher or stockpile, while the waste is hauled to waste rock dumps.

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

Gold Fields has a two-stage mine planning process. Each operation compiles a life of mine, or LoM, plan during the first half of each fiscal year and a detailed two year operational plan during the second half of each fiscal year, based on financial parameters issued to the operation by Gold Fields’ Operating Committee. See “Directors, Senior Management and Employees — Operating Committee.” The operational plan is presented to Gold Fields’ Board before the commencement of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 50.0 million ($7.7 million) are submitted to the full Board for approval.

The South African operations have implemented an integrated electronic reserve and resource information system, called IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short- and long-term planning and more timely identification of production shortfalls. Short term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the LoM and operational plan are issued to the operations from the head office and relevant survey and evaluation factors are determined in accordance with Gold Fields’ guidelines. Significant changes in the LoM plans may occur from year to year as a result of mining experience, new ore discoveries, changes in the ore reserve estimates, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices.

Processing

Gold Fields currently has 14 gold plants (seven in South Africa, four in Ghana and three in Australia) which treat ore to extract gold. A typical gold processing plant circuit includes two phases: comminution and treatment.

Comminution

Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Most of Gold Fields’ milling circuits utilize SAG milling where the ore itself and steel balls are used as the primary grinding medium. Through the comminution process, ore is ground to a minimum size before proceeding to the treatment phase.

Treatment

In all of Gold Fields’ metallurgical plants, gold is extracted into a leach solution by leaching with cyanide in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the CIL or CIP process. The activated carbon is then eluted with gold recovered by electrowinning.

Gold Fields has three heap leach operations. In the heap leach process, crushed ore is stacked on impervious leach pads and a cyanide leaching solution is sprayed on the pile. The solution percolates through the heap and dissolves liberated gold. A system of underdrains removes the gold-containing solution, which is then passed through columns containing activated carbon using the AD&R process. The loaded carbon is then eluted and the gold recovered by electrowinning.

As a final recovery step, gold recovered from the carbon using the above processes is smelted to produce rough gold bars. These bars are then transported to the refinery which is responsible for refining the bars to good delivery status.

Productivity Initiatives

Gold Fields is currently undertaking a number of initiatives intended to increase efficiency and reduce production costs at its mines. These initiatives form part of the strategic objective of operational excellence and include:

•                                          Project 500: This initiative, which was introduced following a strategic decision to reposition the South African operations for a “stronger for longer” rand environment in September 2003, comprises two sub-projects, namely

•                  Project 400, which was designed to add a further R400 million of revenue through improving the quality and quantity of Gold Field’s output, through increasing volumes mined above the paylimit, and ensuring that dilution is minimized. Dilution can be minimized through programs aimed at reducing the quantities of waste mined both underground and in the open pits. Quality can be improved through ongoing grade control and optimizing mine call factors

•                  Project 100, which is a stores-based consumption project, focused on achieving R100 million in cost savings through improved standards and norms.

These strategies and associated projects are being successfully implemented, with benefits already being accrued.

•                                          Project 100+: This initiative is focused on adding ongoing sustainable savings at the South African operations. It involves reducing costs through improving controls over the consumption of materials used on the mines, and investing in cost reduction through replacement of older equipment with modern and more efficient alternatives. Other initiatives include improved efficiencies and controls in areas such as people management, planned maintenance, transport and medical facilities.

•                                          Project Beyond: This is a procurement initiative entailing improved supply chain management and was launched in May 2004. The Project has already delivered sayings against historical contract prices, and further benefits are expected as it is rolled out to the International Operations.

•                                          Mine Design and Optimization: Improved mine design and configuration focuses on removing constraints, improving ventilation and lowering temperatures. Other areas of optimization include metallurgical plant modernizations, decreasing the frequency of lost blasts and obtaining further benefits from new information technology systems like SAP and IRRIS.

•                                          Flexibility: Together with suitable mine design and layouts, an initiative to increase development rates at the South African operations is aimed at providing the cornerstone of greater ore reserve and mining flexibility.

•                                          Training: Initiatives to improve the ability of employees to perform their work include both practicable and theoretical aspects:

•                  Practical: Practical training initiatives include trading programs that are focused on improving skills for mining supervisors and rock drill operators and improving night shift cleaning.

•                  Theoretical: Theoretical training initiatives include implementation of e-learning to assist in the theoretical aspects of training.

Each operation has a program in place to motivate employees towards the goal of operational excellence and to create a sense of belonging, which is reinforced by a recognition and reward program, and the Proudly Gold Fields campaign, which encourages support for Gold Fields and its strategies. Leadership and capacity to change initiatives exist at all the operations. Gold Fields has a separate recognition and reward program for employees which aims at motivation and ability that forms an integral part of the retention process.

Refining and Marketing

Gold Fields has appointed Rand Refinery Limited, or Rand Refinery, to refine all of Gold Fields’ South African produced gold. Rand Refinery is a private company in which Gold Fields holds a 33.1% interest, with the remaining interests held by other South African gold producers.

On June 1, 2004 Gold Fields exercised its right under its agreement with Rand Refinery to sell all of Gold Fields’ gold production from its South African operations, with effect from October 1, 2004. Prior to that time, Rand Refinery was the exclusive agent to sell Gold Fields’ South African produced gold, and Gold Fields’ treasury was appointed by Rand Refinery to act as its agent with respect to the sale of 50% of such gold to international customers. Under the new arrangement, Rand Refinery advises Gold Fields from time to time on the amount of gold available for sale. Gold Fields sells the gold at the London afternoon fixing price for the day if it is so advised. Within two business days after receipt of this advice Gold Fields deposits an amount in U.S. dollars equal to the value of the gold sold into Rand Refinery’s nominated U.S. dollar account. On the date of the deposit, Rand Refinery, in turn, deducts any refining and administrative charges payable by Gold Fields relating to such amount of gold, and deposits the balance of the money into the nominated U.S. dollar account of Gold Fields. Gold Fields pays Rand Refinery an amount for administrative services associated with delivery of the refined gold of $0.05 per troy ounce of gold and a refining fee of $32 per troy ounce of gold received by Rand Refinery.

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

In Australia, all gold produced by St. Ives and Agnew is refined by AGR Joint Venture, which is trade named Australian Gold Refineries, or AGR Matthey. The AGR Joint Venture is a partnership between Australian Gold Pty Ltd and WA Mint, which is trade named Perth Mint. Under an agreement which became effective on September 1, 2002 and was amended on September 1, 2005 among St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Matthey, AGR Matthey refines the gold produced by St. Ives and Agnew for a refining fee of A$0.36 per ounce of gold plus a transportation fee. The transportation fee is calculated as A$0.096 per ounce plus fixed fees per shipment. The refining fee is scheduled to increase by two cents per ounce in January 2006. AGR Matthey retains 0.1% of the gold and 1.0% of any silver it refines to cover losses in the refining process. AGR Matthey collects the gold from St. Ives and Agnew, refines it and credits the gold to the relevant metals account held by St. Ives and Agnew with AGR Matthey. St. Ives and Agnew then inform the Gold Fields corporate office in Johannesburg of the amount available for sale in Perth, Australia. After confirming the relevant amount with AGR Matthey, Gold Fields either sells the gold directly to AGR Matthey at the London afternoon fixing price less $0.10 per ounce or it swaps the gold into London at a fee of $0.27 per ounce, which means that AGR Matthey provides gold in London for sale by Gold Fields in an amount equal to the gold from St. Ives and Agnew located in Perth. In the case of a location swap, AGR Matthey is instructed to credit St. Ives’ or Agnew’s metal account held with Deutsche Bank, London. Once the gold is sold to a third party, Deutsche Bank, London is instructed by Gold Fields to deliver the gold to the relevant counterparty bank. This agreement continues indefinitely until terminated by either party upon 90 days written notice.

Gold Fields supports and participates in the gold marketing activities of the World Gold Council, or WGC, and contributes $1.75 per ounce of gold it produces in South Africa and Australia and $1.75 per ounce of its attributable production from Tarkwa to the WGC in support of its activities.

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

Total Operations

The following chart details the operating and production results for fiscal 2003, 2004 and 2005 for all operations owned by Gold Fields as of June 30, 2005, plus the operating and production results of the St. Helena mine through the first four months of fiscal 2003 prior to the sale of the mine to Freegold.

	Year ended June 30,
Production	2003	2004	2005
Tonnes (‘000)	42,988	46,028	47,880
Recovered grade (g/t)	3.3	3.0	2.9
Gold produced (‘000 oz)(1)	4,577	4,406	4,488
Results of operations ($million)
Revenues	1,538.2	1,706.2	1,893.1
Total production costs(2)	1,168.3	1,538.3	1,764.0
Total cash costs(3)	974.9	1,332.5	1,483.3
Cash profit(4)	563.3	373.7	409.8
Cost per ounce of gold ($)
Total production costs	254	349	393
Total cash costs	212	302	331

Notes:

(1)             In fiscal 2003, 4.334 million ounces were attributable to Gold Fields, in fiscal 2004, 4.158 million ounces were attributable to Gold Fields and in fiscal 2005, 4.221 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in the Ghana operation.

(2)             For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)             For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(4)             Cash profit represents revenues less total cash costs.

Underground Operations

The following chart details the operating and production results for fiscal 2003, 2004 and 2005 for all operations owned by Gold Fields as of June 30, 2005, plus the operating and production results of the St. Helena mine through the first four months of fiscal 2003 prior to the sale of the mine to Freegold. The underground operations include all of the mines in the South African operations and the underground portions of the mines in the Australian operation.

	Year ended June 30,
Production	2003	2004	2005
Tonnes (‘000)	11,895	13,231	13,807
Recovered grade (g/t)	7.5	7.0	7.1
Gold produced (‘000 oz)	2,855	2,982	3,172
Results of operations ($million)
Revenues	958.5	1,153.4	1,336.4
Total production costs(1)	729.9	1,139.6	1,340.3
Total cash costs(2)	636.8	996.6	1,133.8
Cash profit(3)	321.7	156.8	202.6
Cost per ounce of gold ($)
Total production costs	252	382	423
Total cash costs	221	334	357

Notes:

(1)             For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects - Results of Operations.”

(2)             For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)            Cash profit represents revenues less total cash costs.

Tonnes milled from the underground operations increased from 13.2 million tonnes in fiscal 2004 to 13.8 million tonnes in fiscal 2005. At the South African operations the decrease at Beatrix, due to the planned reduction of lower grade mining, was almost offset by marginal increases at both Driefontein and Kloof. However, the majority of the increase came from St. Ives due to the commissioning of the new mill in December 2004 and running the new and old mills in parallel until the end of March 2005. The amount of gold produced from underground operations increased from 2.982 million ounces in fiscal 2004 to 3.172 million ounces in fiscal 2005. The primary reason for this increase was the higher underground grades achieved at the South African operations in line with the strategy to reduce lower grade mining, together with increased production at St. Ives due to the commissioning of the new mill.

Surface Operations

The following chart details the operating and production results for the fiscal year for all surface operations owned by Gold Fields as of June 30, 2005. All operations at St. Ives and Agnew were considered surface operations prior to June 30, 2003 for purposes of reporting production data. Starting in fiscal 2004, production data for the Australian operations has been split between underground and surface operations. Surface operations include all of the mines in the Ghana operation, the open pit portions of the mines in the Australian operation and the surface rock dump material at the mines in the South African operation.

	Year ended June 30,
Production	2003	2004	2005
Tonnes (‘000)	31,093	32,797	34,073
Recovered grade (g/t)	1.7	1.4	1.2
Gold produced (‘000 oz) (1)	1,722	1,424	1,316
Results of operations ($million)
Revenues	579.7	552.8	556.7
Total production costs (2)	438.4	398.7	424.7
Total cash costs (3)	338.1	335.9	349.5
Cash profit (4)	241.6	216.9	207.2
Cost per ounce of gold ($)
Total production costs	255	280	323
Total cash costs	196	236	256

Notes:

(1)             In fiscal 2003, 1.480 million ounces of production were attributable to Gold Fields, in fiscal 2004, 1.176 million ounces of production were attributable to Gold Fields and in fiscal 2005, 1.049 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(2)             For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)             For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(4)             Cash profit represents revenues less total cash costs.

Tonnes milled from the surface operations increased from 32.8 million tonnes in fiscal 2004 to 34.1 million tonnes in fiscal 2005 primarily because of increased production from the Ghana operations and Agnew.

Driefontein Operation

Introduction

The Driefontein gold mine is located in the Gauteng Province of South Africa in the Far West Rand mining district, some 70 kilometers southwest of Johannesburg. Driefontein operates under a mining authorization with a total area of 8,561 hectares. It is an underground mine with nominal surface reserves represented by rock dumps that have been accumulated through the operating history of the mine. Driefontein has seven operating shaft systems and three metallurgical plants and operates at depths between 800 meters and 3,400 meters. In the year ended June 30, 2005, it produced 1.2 million ounces of gold. Driefontein had approximately 17,200 employees, including a limited number employed by outside contractors as of June 30, 2005.

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

The stratigraphically lower Carbon Leader is a generally high-grade reef comprising different facies types and dips to the south at approximately 25 degrees. The Carbon Leader subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The average gold grades vary with lithofacies changes in the reef, with sub-economic grades developed on the eastern boundary and a higher grade north-trending zone developed to the west.

Mining

The Driefontein operation is engaged in both underground and surface mining, and is thus subject to all of the underground and surface mining risks discussed in the Risk Factors section. Due to the operating depths and extensive mined out areas, seismicity and the damage caused by seismicity are serious safety and productivity issues at Driefontein. To address this, among other things, Gold Fields seeks to use closely spaced dip pillar mining techniques in its deep level operations, as well as using plant tailings as backfill support to stabilize the working areas. Regarding the safety record at the Driefontein operation during fiscal 2005,  the serious injury frequency rate was in line with the South African industry average for the same period, while the fatal injury frequency rate was better for the same period.

The primary challenges facing the Driefontein underground operation include seismicity, flammable gas, water intrusion and rock temperatures. As noted above, Gold Fields is seeking to reduce seismicity problems at Driefontein through using a combination of closely spaced dip pillar mining techniques and backfill methods. Water intrusion is dealt with through drilling and cementation sealing techniques and an extensive water pumping network. Also, because rock temperatures tend to increase with depth, Driefontein requires extensive cooling infrastructure to maintain comfortable conditions for workers. Driefontein experienced underground fires in fiscal 2003, 2004 and 2005. Although the fires were disruptive because areas affected had to be closed while damage was assessed and remedied, they did not have a significant effect on production levels at Driefontein.

During the 2005 fiscal year, Driefontein suffered several seismic events, one of which resulted in 5 workers losing their lives and infrastructure damage at Shaft No. 2. A large seismic event in May 2005 at Shaft No. 4 delayed production for six weeks while infrastructure damage in the affected work areas was assessed and repaired. Although work at one pillar in the shaft ceased as a result of the event, the majority of the shaft remained open without disruption. Additional seismic events during the year caused minor infrastructure damage at Shaft Nos. 1, 4 and 5 which required remedial work in and around the areas affected. There was no damage at Shaft Nos. 1, 4 and 5 to the hoisting infrastructure. Driefontein also experienced several seismic events in fiscal 2004 which resulted in a total of 5 workers losing their lives. To date in fiscal 2006, there have been 8 fatalities at Driefontein due to seismicity, falls of ground and two hauling accidents. Although the areas affected by the seismicity in fiscal 2005 and 2004 and to date in fiscal 2006 were temporarily closed, Driefontein did not experience material work stoppages in connection with the events.

With respect to underground operations, in the western, older portions of Driefontein the focus is on remnant pillar mining. In the eastern, newer portions of the mine the focus is also on mining through scattered mining or longwall methods. Newer shafts in the eastern portion, particularly those at the deepest levels of the mine, employ the closely spaced dip pillar mining method. This method provides additional mining flexibility. The scattered mining method is not practiced at depth.

Gold Fields has accelerated development at Shaft Nos. 1 and 5 to increase mineable ore reserves and associated production build up. In addition to these shafts, Shaft No. 4 continues to be a primary center of production and new development to open up reserves in the shaft pillar area. Gold Fields has a depth expansion project at Shaft No. 5 to access the Carbon Leader at lower depths and has initiated an underground drilling program to confirm grades and ore body structure. The other shafts at the operation are mature, with production focused on remnant pillar extraction and accessing and mining the secondary reef horizons. Shaft Nos. 2 and 8 are being used to provide hoisting and services support to the active shafts. Although mining at Shaft No. 10 ceased in fiscal 2004, the shaft is still used as a pumping shaft and Gold Fields continues to monitor market conditions to assess the economic viability of recommencing mining at this shaft. Gold Fields has completed a feasibility study for the drop down project at Driefontein to access below infrastructure reserves at that mine. A further underground drilling program has been initiated to confirm localized gold grades and structure and is scheduled for completion during fiscal 2006.

The Driefontein operation continues to focus on identifying previously worked areas which can offer opportunities for further production under current economic conditions.

Driefontein’s surface operations are confined exclusively to the processing of rock dump material.

The Driefontein operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. Driefontein also has a water treatment plant to supply water to the Driefontein operation.

Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,
Production	2003	2004	2005
Tonnes (‘000)	6,370	6,438	6,694
Recovered grade (g/t)	6.0	5.5	5.4
Gold produced (‘000 oz)	1,238	1,141	1,163
Results of operations ($million)
Revenues	420.2	440.4	489.7
Total production costs(1)	293.7	405.6	442.3
Total cash costs(2)	254.7	354.5	383.6
Cash profit(3)	165.5	85.9	106.1
Cost per ounce of gold ($)
Total production costs	233	355	380
Total cash costs	202	311	330

Notes:

(1)            For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(2)            For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)            Cash profit represents revenues less total cash costs.

The increase in tonnage from fiscal 2004 to fiscal 2005 was primarily due to higher surface waste dump rock processing, albeit at a slightly lower grade, together with a marginal increase in underground tonnage. The increase in ounces of gold produced occurred principally as a result of the increase in underground yields in line with the strategy to reduce lower grade mining. Gold Fields experienced an increase in total cash costs per ounce of gold from fiscal 2004 to fiscal 2005 at Driefontein as a result of the average appreciation of the Rand against the U.S. dollar which more than offset a decrease in total cash costs in Rand terms.

The increase in tonnage from fiscal 2003 to fiscal 2004 was primarily due to higher surface waste dump rock and plant clean up processing, offset partially by a decrease in underground tonnage as a result of reduced mining in lower grade areas. The strength of the Rand resulted in a deliberate move to mining higher grade areas and the curtailment of mining in areas deemed not to be economically viable. In addition, Shaft Nos. 4 and 5 did not deliver in line with plan, primarily because of increased geological faulting and production bottlenecks. The fall in ounces of gold produced occurred principally as a result of the lower tonnage processed and a reduction in underground yields. Driefontein experienced an increase in total cash costs per ounce of gold from fiscal 2003 to fiscal 2004, principally as a result of the appreciation of the Rand against the U.S. dollar as well as higher Rand cash costs. Total cash costs in Rand terms increased due primarily to a decrease in gold production from output in Shaft Nos. 4 and 5, above inflation wage increases and increases in other costs generally in line with inflation.

Output quality of the Driefontein orebody improved over the course of fiscal 2005 as a result of the ongoing strategy to switch to mining higher grades. Shaft No. 6 had less than planned output due to the closure of marginal grade areas. Mining at Shaft No. 10 was halted during fiscal 2004 and less than planned output was achieved at Shaft No. 5 due to seismic activity and ventilation constraints. A new refrigeration plant and cooling infrastructure was commissioned at Shaft No. 5 in fiscal 2005 to improve underground temperatures.

The total shaft hoisting capacity of Driefontein is detailed below.

Shaft System	Hoisting capacity (tonnes/month)
No. 8	96,000
No. 6	118,000
No. 7	190,000
No. 1	155,000
No. 2	185,000
No. 4	180,000
No. 5	175,000
No. 10	121,000

Assuming that Gold Fields does not increase or decrease reserve estimates at Driefontein and that there are no changes to the current mine plan at Driefontein, Driefontein’s June 30, 2005 proven and probable reserves of 23.4 million ounces of gold will be sufficient to maintain production through approximately fiscal 2033. However, as discussed earlier in the Risk Factors and the Description of Mining Business – Mine Planning and Management sections, there are a numerous factors which can affect reserve estimates and the mine plan which thus could materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2005, for each of the plants at Driefontein:

Processing Techniques
Plant	Year Commissioned(1)	Comminution Phase	Treatment phase		Capacity(2) (tonnes/month)		Average milled for the year ended June 30, 2005 (tonnes/month)	Approximate recovery factor for the year ended June 30, 2005(3)

No. 1 Plant	1972	SAG milling	CIP treatment and electrowinning		240,000		220,191	97%

No. 2 Plant	1964	SAG/ball milling	CIP treatment	(4)	240,000	(5)	218,711	95%

No. 3 Plant	1998	SAG milling	CIP treatment	(4)	115,000		119,574	91%

Notes:

(1)            No. 1 Plant was substantially upgraded in fiscal 2004, and No. 2 Plant was substantially upgraded in fiscal 2003. No. 3 Plant was originally commissioned as a uranium plant and was upgraded to a gold plant in 1998. Therefore, No. 3 Plant lists the year commissioned as a gold plant.

(2)            Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(3)            Percentages are rounded to the nearest whole percent.

(4)            After CIP treatment, electrowinning occurs at No. 1 Plant.

(5)            Capacity was increased from 200,000 tonnes per month to 240,000 tonnes per month during fiscal 2003.

Plant No. 1 was upgraded in fiscal 2004 with the installation of a new comminution circuit and the installation of a CIP treatment facility. Gold Fields is currently working on an optimization program at this plant to improve throughput. Plant No. 2 was converted to a SAG/ball milling circuit in fiscal 2003.

In fiscal 2005, the Driefontein plants collectively extracted approximately 96.5% of the gold contained in ore delivered for processing.

Capital Expenditure

Gold Fields spent approximately Rand 184 million on capital expenditure at the Driefontein operation in fiscal 2005, primarily on commissioning the shaft bottom pump station at Shaft No. 1 tertiary level and the underground cooling plant at Shaft No. 5. Gold Fields has budgeted approximately Rand 280 million of capital expenditure at Driefontein for fiscal 2006, principally for the completion of Shaft No. 1 tertiary level pumping infrastructure, the completion of the refrigeration remote cooling units at the boundary of Shaft No. 5 and the shaft pillar extraction at Shaft No. 4.

Kloof Operation

Introduction

The Kloof operation is located in the Gauteng Province of South Africa, near Westonaria, and comprises the former Kloof, Libanon and Leeudoorn mines. Kloof operates under a mining authorization with a total area of 20,086 hectares. It is principally an underground operation, with a limited amount of processing of surface rock dump material. Kloof has five operating shaft systems currently serviced by two metallurgical plants. A third metallurgical plant at Kloof, No. 3 Plant, was closed in March 2005. Like Driefontein, Kloof is a deep-level mine, with operating depths between 1,000 meters and 3,500 meters. In the fiscal year ended June 30, 2005, it produced 1.0 million ounces of gold. As of June 30, 2005, Kloof had approximately 15,400 employees, including a limited number employed by outside contractors.

History

Kloof’s present scope of operations is the result of the consolidation in fiscal 2000 of three adjacent mines: Kloof, Libanon and Leeudoorn. Gold mining began in the area now covered by these operations in 1934.

Geology

The majority of production at Kloof is from the VCR, which occurs at depths between approximately 1,000 meters and 3,500 meters. The VCR has a general northeast strike and dips to the southeast at between 20 degrees and 45 degrees. The Middelvlei Reef contributes to production, while minor production volumes are planned from the Kloof and Libanon Reefs.

Kloof lies between the Bank Fault to the west, and the north trending West Rand Fault to the east, the latter truncating the VCR along the eastern boundary of the mine. Normal faults are developed sub-parallel to the westerly dipping West Rand Fault, with sympathetic north-northeast trending dykes that show little to no apparent offset of the stratigraphy. Structures that offset the VCR increase in frequency towards the southern portion of the mine as the Bank Fault is approached.

Mining

The Kloof operation is engaged in underground mining, and is thus subject to all of the underground risks discussed in the Risk Factors section. Like Driefontein, Kloof experiences seismicity due to the extreme depth of operations and also experiences flammable gas. Newer development is based on the closely spaced dip pillar mining method to reduce the impact of seismicity at Kloof. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. In fiscal 2005, the serious injury frequency rate and the fatal injury frequency rate at Kloof were better than the South African industry average for the same period.

The primary challenges facing the Kloof operation are seismicity and flammable gas. As noted above, Gold Fields seeks to reduce the impact of seismicity at Kloof by using the closely spaced dip pillar mining method. As noted above, early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Also, as with Driefontein, Kloof requires extensive cooling infrastructure to maintain comfortable conditions for workers due to the extreme depth of its operations. Fifteen workers lost their lives at Kloof in fiscal 2005 due to a variety of causes such as falls of ground and equipment caused by seismicity, mudfalls and a flammable gas explosion. There have been 6 fatalities to date in fiscal 2006, due to falls of ground, one underground fire and one mud rush.

The current preferred mining method at Kloof is closely spaced dip pillar mining, with limited application of longwalling and remnant pillar mining in the mature areas. Shaft Nos. 1, 3, 4 and 7 provide the main centers of current production at Kloof. Mining activity at Shaft No. 4, which began production in early 2000, is still in the build up phase and is expected to reach planned sustainable production levels during fiscal 2007. Production at Shaft No. 4 was below expectations in fiscal 2005 due to haulage and ventilation constraints , although production levels did increase slightly at this shaft by fiscal year end. A development program with an associated exploration program to drill and to endeavor to establish additional proven reserves and improved grades in the Shaft No. 3D area was implemented in fiscal 2002 and development has commenced into certain areas of the VCR. Treatment of surface stockpile material was halted at No. 3 Plant at the end of March 2005 and the plant was closed. Development of marginal areas of Shaft Nos. 1 and 8 was reduced in fiscal 2005 as these areas were not economical to continue development. In addition to its own production, Shaft No. 1 provides additional hoisting capacity for Shaft Nos. 3 and 4. As a response to the strength of the Rand against the U.S. dollar, Gold Fields decided to shift its focus at its South African operations to mining in higher grade areas. As a result, Kloof reduced its production from the Middelvlei Reef and stopped production at Shaft No. 9 in the second quarter of fiscal 2004. Gold Fields expects Shaft Nos. 3, 4 and 7 to be the primary sources of future production at Kloof.

Surface and underground bulk air cooling facilities at Shaft No. 4 were commissioned during the second half of fiscal 2005. The Kloof Extension Area, or the KEA, drilling program was completed in fiscal 2005 and resulted in revised geological and evaluation models which have been used to create a new mine design and schedule, bringing the project to a pre-feasibility level. The feasibility study on this project is planned to be completed in the third quarter of fiscal 2006. Revisions were made in fiscal 2005 to the Eastern Boundary Area, or EBA, geological and evaluation models after completion of the surface drilling program, surveys and analysis. The shaft access and mine plans will need to be revised and potential costs reassessed to determine the economic feasibility of the EBA and a portion of the KEA. Ounces from the EBA and KEA were removed from the reserve statement for fiscal 2005 pending the outcome of a re-planning and re-engineering exercise.

In line with the Gold Fields productivity initiatives, Kloof continues to focus on optimizing mine design and configuration, while ensuring that the high-productivity drivers of workforce motivation and competence are addressed through training and incentive schemes.

Shaft No. 3 has to be selectively mined due to the higher proportion of low-grade VCR slope facies, compared to higher-grade terrace areas. As a result, the overall mining extraction of this area will be more constrained, with geological investigations ongoing.

The Kloof operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies.

Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,
Production	2003	2004	2005
Tonnes (‘000)	4,838	4,983	4,655
Recovered grade (g/t)	7.3	6.5	6.9
Gold produced (‘000 oz)	1,140	1,038	1,037
Results of operations ($million)
Revenues	380.1	400.9	436.4
Total production costs(1)	281.4	403.0	464.6
Total cash costs(2)	245.9	353.8	393.2
Cash profit(3)	134.2	47.2	43.2
Cost per ounce of gold ($)
Total production costs	246	388	448
Total cash costs	215	341	379

Notes:

(1)            For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(2)            For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)            Cash profit represents revenues less total cash costs.

In line with its continuing strategy to reduce lower grade mining in light of the strength of the Rand against the U.S. dollar, Kloof processed 23% less surface rock dump material in fiscal 2005 than in fiscal 2004 but processed a similar amount of additional underground tonnage. Recovered grade improved by 6% as the mine switched to mining higher grades. Gold produced was unchanged between the two fiscal years as the lower production from the surface operation was replaced with an equivalent increase from the underground operations due to an increase in yields. Kloof experienced an increase in cash costs per ounce from fiscal 2004 to fiscal 2005, principally as a result of the appreciation of the Rand against the U.S. dollar. The Rand cash costs increased marginally in fiscal 2005 compared to fiscal 2004 but this increase was below inflation levels.

From fiscal 2003 to fiscal 2004, there was a significant increase in processing of surface rock dump material and a decrease in processing of underground tonnage. The decrease in gold produced was principally a result of the decrease in underground tonnage. Gold Fields experienced an increase in total cash costs per ounce of gold from fiscal 2003 to fiscal 2004 at Kloof, principally as a result of the appreciation of the Rand against the U.S. dollar as well as higher Rand cash costs. Gold production in fiscal 2004 was below that achieved in fiscal 2003, largely because of the closure of the low grade areas at Shaft No. 9 and less than planned output at Shaft No. 4, where  areas below the paylimit and mining constraints affected production in the first half of fiscal 2004.

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

Assuming that Gold Fields does not increase or decrease reserve estimates at Kloof and that there are no changes to the current mine plan at Kloof, Kloof’s June 30, 2005 proven and probable reserves of 15.0 million ounces of gold will be sufficient to maintain production through approximately fiscal 2020. However, as discussed earlier in the Risk Factors and the Description of Mining Business – Mine Planning and Management sections, there are a numerous factors which can affect reserve estimates and the mine plan which could thus materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2005, for each of the plants at Kloof:

Processing Techniques
Plant	Year commissioned		Comminution Phase	Treatment phase		Capacity (tonnes/ month)	Average milled for the year ended June 30, 2005 (tonnes/month)	Approximate recovery factor for the year ended June 30, 2005(2)
No. 1 Plant	1968		Traditional crushing and milling	CIP treatment	(3)	180,000	177,725	97.6%

No. 2 Plant	1990		SAG milling	CIP treatment and electrowinning		140,000	125,533	97.1%

No. 3 Plant(4)	1948	(5)	Traditional crushing and milling	CIP treatment	(3)	120,000	84,650	91.3%

Notes:

(1)             Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)             Percentages are rounded to the nearest whole percent.

(3)             After CIP treatment, electrowinning occurs at No. 2 Plant.

(4)             No. 3 Plant was closed in March 2005.

(5)             No. 3 Plant was substantially upgraded in 1990.

In fiscal 2005, the Kloof plants collectively extracted approximately 97.3% of gold contained in ore delivered for processing. No. 3 Plant, which only processed surface material, was closed in March 2005 as costs of processing waste rock surface material exceeded the revenue brought in from that material. The plant is being cleaned and Gold Fields has contracted with a contractor, Jet Demolition, to demolish the plant, recover any gold remaining in the plant and rehabilitate the area around the plant by the end of fiscal 2006.

Capital Expenditure

Gold Fields spent approximately Rand 230 million on capital expenditures at the Kloof operation in fiscal 2005, primarily on ventilation, refrigeration and general infrastructure at Shaft No. 4. Gold Fields has budgeted approximately Rand 230 million of capital expenditure at Kloof for fiscal 2006, principally for pillar development and shaft infrastructure projects at Shaft No. 1, dropdown development at Shaft No. 3, pumping infrastructure at Shaft No. 10, a pumping shaft which is not used to mine or haul, and a general infrastructure upgrade at the subvertical shaft project at Shaft No. 4. Total capital expenditure for fiscal 2006 may be reduced should Rand gold prices fall.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, near Welkom and Virginia, and comprises the Beatrix mine. The Beatrix operation was formerly known as the Free State operation.

The Beatrix mine is located in the southern Free State of South Africa some 240 kilometers southwest of Johannesburg. Beatrix operates under a mining license with a total area of 16,821 hectares. It is only an underground operation, with the exception of a nominal amount of surface production from processing rock dump material. Beatrix has four shaft systems serviced by two metallurgical plants. It has shallow to intermediate depth operations, at depths between 700 meters and 2,200 meters. In the fiscal year ended June 30, 2005, Beatrix produced 0.6 million ounces of gold. As of June 30, 2005, Beatrix had approximately 12,300 employees, including a limited number employed by outside contractors.

History

Beatrix’s present scope of operations is the result of the consolidation with effect from July 1, 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

The Beatrix mine exploits the Beatrix Reef, or BXR, at Shaft Nos. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs dip to the north and northeast at between 4 degrees and 9 degrees and are developed on the Aandenk erosional surface.

In general, the BXR occurs at depths of between 570 meters and 1,380 meters and the KKR occurs at depths of between 1,800 meters and 2,200 meters. Both the BXR and KKR reefs are markedly channelized and consist of multi-cycle, upward fining conglomerate bands with sharp erosive basal contacts. A general east-west paytrend some 800 to 1,000 meters wide has been identified east of Shaft No. 4 and is known as Zone 5. In addition, surface exploratory drilling and underground development has exposed additional reserves to the south of the main channel of Zone 5 which now represent the majority of the reserves at the operation.

Mining

The Beatrix mine is engaged in underground mining, and thus is subject to all of the underground mining risks discussed in the Risk Factors section. The primary safety risks at Beatrix are falls of ground and flammable gas explosions. Beatrix uses a telemetric monitoring system coupled with an extensive ventilation system to help monitor flammable gas. The safety record at the Beatrix operation during fiscal 2005, in terms of serious injury frequency rate and fatal injury frequency rate, was better than the South African industry average for the same period. Although Beatrix achieved three million fatality free shifts in fiscal 2005, there were 4 fatalities at Beatrix during the fiscal year due to accidents during mining. No shaft closures for any length of time occurred in fiscal 2005 or to date in fiscal 2006. In fiscal 2006 to date, there have been 3 fatalities due to falls of ground and an accident during the hauling of ore from the shafts. In fiscal 2004, there were five fatalities at Beatrix due to falls of ground (including rock bursts) and a tramming accident.

Beatrix requires cooling infrastructure to maintain comfortable conditions for workers at depth, although not to the degree necessary at Driefontein and Kloof. A refrigeration project at Shaft No. 3 to provide additional cooling capacity, which was originally scheduled to be completed in fiscal 2004, was postponed until fiscal 2006.

In fiscal 2005, Gold Fields implemented a restructuring project at Beatrix to improve operational efficiencies and reduce costs. As a result, Beatrix is now managed as three operational sections: the North section (comprising Shaft No. 3 and the lower levels of Shaft No. 1), the South section (comprising Shaft No. 2 and the upper levels of Shaft No. 1) and the West section (comprising Shaft No. 4). At the North section in fiscal 2005, production buildup of Shaft No. 3 continued and development and stoping volumes were in line with expectations. Stoping volumes in the South section were below expectations, and there has been a resulting focus on the elimination of lower grade areas at this section to reposition the shafts and increase production. In the West section, stoping and development, coupled with underground exploration drilling programs, continued to define and support the higher grade Zone 5 area. Between August 2004 and June 2005, a detailed logistical upgrade program was completed at the West section to improve logistical structures for future mining in Zone 5, including improvements to haulage track and ventilation conditions. Lower grade and marginal mining activities were curtailed at Beatrix and crews redeployed to higher grade areas as they became available for mining in fiscal 2005.

Mining at Beatrix is based upon the scattered mining method. Activity at Shaft No. 3 is focused upon haulage development and initial stoping in order to build up production at the shaft. The power source being used at Shaft No. 3 for a variety of activities including drilling is primarily hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less power wastage. The introduction during the year of new schedules of routine activities for mining employees and methodologies that reduce the amount of water needed to cool the area and minimize dust have led to improved mine call factors and increased gold recovery at Shaft Nos. 1, 2, and 3.

Shaft Nos. 1, 2 and 4 are the primary sources of production at present, but over time Gold Fields expects mining concentration to shift to Shaft No. 3 as well as Shaft No. 4. Gold Fields experienced improved performance at Shaft No. 4 in fiscal 2005 due to improved ventilation and logistics, higher grade areas being mined in the Zone 5 area and fewer grade swings at the KKR. The KKR, which was historically characterized as being a highly erratic reef structure, is tending to exhibit greater reef consistency in Zone 5. In fiscal 2005, Gold Fields completed a number of internal projects to improve ventilation and rock removal systems at Shaft No. 4. These projects have reduced underground temperatures and have contributed to improved rock transport and removal. This has also positively contributed to an improved mine call factor at Shaft No. 4. Some delays due to tunnel instability problems due to swelling clays were experienced at Shaft No. 4 during the 2005 fiscal year but significant progress towards redesign of access ways, alternative routes and rehabilitation of these tunnels has been made. Ongoing development and underground drilling and stoping operations are continuing to expose and confirm the opportunities of the Zone 5 area as a reserve base. Work is also being done on the Vlakpan project area which involves an extension of Beatrix on lower levels with access via the infrastructure of Shaft No. 1. Under current plans, mining of this area would commence in fiscal 2009.

A new ventilation shaft at Shaft No. 2 was completed in fiscal 2004 which has improved underground environmental conditions at Shaft No. 2.

The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies.

Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,
Production	2003	2004	2005
Tonnes (‘000)	4,722	5,448	4,181
Recovered grade (g/t)	4.3	3.6	4.6
Gold produced (‘000 oz)	659	625	624
Results of operations ($million)
Revenues	217.6	241.4	264.5
Total production costs(1)	171.5	245.5	282.4
Total cash costs(2)	151.1	222.2	253.4
Cash profit(3)	66.5	19.2	11.1
Cost per ounce of gold ($)
Total production costs	260	393	452
Total cash costs	229	356	406

Notes:

(1)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(2)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)           Cash profit represents revenues less total cash costs.

Although tonnage processed decreased significantly from fiscal 2004 to fiscal 2005, ounces of gold produced was unchanged due to higher average underground grades. The primary reason for the higher recovered grade was a decrease in low grade surface material which was being processed on site and toll milled at Harmony’s Joel mine, adjacent to Beatrix. All surface milling ceased in January 2005 as it was not contributing to overall profitability at current price levels. Underground grades were also marginally higher during 2005 due to an increase in underground mining volumes at the higher grade North and West Sections and the mining of higher grade areas generally. The increase in total cash costs per ounce of gold from fiscal 2004 to fiscal 2005 at Beatrix was as a result of the appreciation of the Rand against the U.S. dollar. Rand cash costs increased marginally in fiscal 2005 compared to fiscal 2004 but this increase was below inflation levels.

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

Assuming that Gold Fields does not increase or decrease reserves estimates at Beatrix and that there are no changes to the current mine plan at Beatrix, Beatrix’s June 30, 2005 proven and probable reserves of 8.2 million ounces of gold will be sufficient to maintain production through approximately fiscal 2019. However, as discussed earlier in the Risk Factors and the Description of Mining Business – Mine Planning and Management sections, there are a numerous factors which can affect reserve estimates and the mine plan which could thus materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2005, for each of the plants at Beatrix:

Processing Techniques
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity(1) (tonnes/month)	Average milled for the year ended June 30, 2005 (tonnes/month)	Approximate recovery factor for the year ended June 30, 2005(2)
No. 1 Plant	1983	SAG milling	CIP treatment	260,000	267,000	96%

No. 2 Plant	1992	SAG milling	CIP treatment	150,000	112,000	95.8%

Notes:

(1)           Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)           Percentages are rounded to the nearest whole percent.

In fiscal 2005, the Beatrix plants collectively extracted approximately 96% of gold contained in ore delivered for processing. Capacity at Plant No. 1 increased in fiscal 2005 as a result of plant optimization and minor process adjustments. In August 2004, arrangements for the toll milling of low grade surface material at the Joel mine, which is adjacent to Beatrix, were terminated and, in January 2005, all surface material processing was stopped in an effort to focus more resources on higher grade material. In fiscal 2004, Gold Fields installed a Knelson concentrator at the No. 1 Plant which removes gold earlier in the metallurgical process.

Capital Expenditure

Gold Fields spent approximately Rand 295 million on capital expenditures at the Beatrix operation in fiscal 2005, primarily on development and improvements to the new North section, previously called the Shaft No. 3 Complex. Capital spending was curtailed during the year due to low profitability resulting mainly from the lower Rand gold price received because of the stronger Rand. Gold Fields expects to spend approximately Rand 233 million on capital expenditure at Beatrix in fiscal 2006 primarily on completion of the North section infrastructure, capital development, hydropower equipment and continued work on the refrigeration project at Shaft No. 3. Total capital expenditure for fiscal 2006 may be reduced should Rand gold prices fall.

Ghana Operation

The Ghana operation is comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

Gold Fields Ghana, which holds the interest in the Tarkwa mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the government of Ghana, which acquired the interest as a free carried interest for no cost.

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent northern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000, together with two heap leach facilities, referred to as the North Plant and the South Plant. A new SAG mill and CIL plant commenced continuous operations at the Tarkwa property in November 2005. The Tarkwa mine operates under mining leases with a total area of approximately 20,700 hectares. It currently conducts only surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields’ agreement with the government of Ghana. In the fiscal year ended June 30, 2005, Tarkwa produced 0.7 million ounces of gold, of which 0.5 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of June 30, 2005, Tarkwa had approximately 3,300 employees, including a limited number employed by outside contractors.

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

Mining

The Tarkwa mine is engaged in both open pit and production stockpile surface mining and is thus subject to all of the surface mining risks discussed in the Risk Factors section. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. While there is no reliable industry benchmark for safety at Ghanaian surface mining operations, the lost time injury frequency rate at Tarkwa was approximately 0.8 per million man hours worked in fiscal 2005. There was one fatality in each of fiscal 2003, 2004 and 2005. Tarkwa had one fatality in fiscal 2006 due to a conveyer belt accident.

Tarkwa uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in steps of six meters (or in some cases three meters) with the ore loaded into 150 tonne dump trucks.

Tarkwa currently presents no unusual challenges beyond those faced at most open pits and heap leaching mining operations, including variations in amenability of ores to leaching. However, harder ores are expected at Tarkwa which could reduce throughput at the North Plant Heap Leach facility and at the South Plant Heap Leach facility. The primary operational challenges include managing effective grade control, lowering operating costs, managing the blend of hard and soft material fed to the SAG mill and managing gold-in-process on heap leach pads (that is, gold in the processing circuit that is expected to be recovered during or after operations).

Gold Fields took over the mining activities previously performed on a contract basis by African Mining Services (Ghana) Pty Ltd, or AMS, in the first quarter of fiscal 2005, having purchased its own mining fleet of equipment during the latter half of fiscal 2004. The transition from contractor mining to owner mining has gone smoothly, with Gold Fields re-engaging the majority of the AMS operators and AMS being totally phased out during August 2004. Maintenance and repair contracts have been entered into with all the suppliers of the major equipment.

The Tarkwa mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 140 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road.

Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,
Production	2003	2004	2005
Tonnes (‘000)	15,210	16,000	19,633
Recovered grade (g/t)	1.1	1.1	1.1
Gold produced (‘000 oz)(1)	540	550	677
Results of operations ($million)
Revenues	179.4	213.2	287.5
Total production costs(2)	121.5	141.7	196.1
Total cash costs(3)	105.0	126.4	156.9
Cash profit(4)	74.4	86.8	130.6
Cost per ounce of gold ($)
Total production costs	225	258	290
Total cash costs	195	230	234

Notes:

(1)            In fiscal 2003, 2004 and 2005, 0.384 million ounces of production, 0.391 million ounces of production and 0.481 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

(2)            For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)            For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(4)            Cash profit represents revenues less total cash costs.

In fiscal 2005, tonnage treated increased compared to the previous year as a result of the commissioning of the new SAG mill and CIL plant and ongoing optimization in the capacity of the heap leach plants. Ounces of gold produced increased by 127,000 ounces in fiscal 2005 as a result of the increased tonnage processed and higher recoveries at the CIL Plant. Cash cost per ounce of gold produced increased in fiscal 2005 primarily due to significantly higher global commodity prices for cyanide, cement and steel, which resulted in increased heap leach processing costs and an increase in the level of waste stripping to produce the increased tonnage for processing. Production costs per ounce produced also increased, which largely reflects the additional depreciation and amortization charge for the new mining fleet acquired in the switch to owner mining and the new CIL Plant.

From fiscal 2003 to fiscal 2004, tonnage treated rose due to continued improvements to both the North and South Plants. Ounces of gold produced increased less, proportionally, than tonnage due to decreasing recovery from the heap leach pads. At the same time, total cash and production costs have increased mainly due to increased waste tonnage.

Assuming that Gold Fields does not increase or decrease reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s June 30, 2005 proven and probable reserves of 13.4 million ounces (9.5 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2025. However, as discussed earlier in the Risk Factors and the Description of Mining Business – Mine Planning and Management sections, there are a numerous factors which can affect reserve estimates and the mine plan which could thus materially change the life of mine.

Processing

Tarkwa’s ore can be processed either using conventional heap leach techniques with acceptable recoveries or SAG milling with a CIL Plant. The current operation incorporates two separate heap leach circuits, the North Plant and the South Plant, and a new SAG mill plant which was commissioned in 2004. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2005, for each of the plants at Tarkwa:

Processing Techniques
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity(1) (tonnes/month)	Average milled for the year ended June 30, 2005 (tonnes/month)		Approximate recovery factor for the year ended June 30, 2005(2)

CIL Plant	2004	SAG milling	CIL treatment	350,000	354,000	(3)	97%

North Plant Heap Leach Facility	1997	Multiple stage crushing and screening process and agglomeration	Heap leach(4) with AD&R treatment	810,000	828,000		81%

South Plant Heap Leach Facility	1992	Multiple stage crushing and screening process and agglomeration	Heap leach(4) with AD&R treatment and electrowinning	530,000	542,000		79%

Notes:

(1)            Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)            Percentages are rounded to the nearest whole percent.

(3)            Based on throughput for October 2004 (wet commissioning commenced in September 2004) to June 2005.

(4)            Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of around 67% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

A new SAG mill and CIL plant was commissioned in early fiscal 2005, two months ahead of schedule, to add to the processing capabilities at Tarkwa. During fiscal 2004, the two crushing plants at Tarkwa remained in use while the heap leach pads were upgraded. The amount of tonnage treated at the heap leach facilities rose slightly in fiscal 2005 as a result of continuing improvements to both the North and South Plants, and the new CIL Plant processed 3.2 million metric tonnes since commissioning in October 2004. In fiscal 2004, Gold Fields took steps to address the expected impact of harder ores on the South Plant Heap Leach facility and moved crushing equipment from the old Teberebie plant to the South Plant to offset any reduction in throughput due to harder ores and to provide increased screening capacity. Additional solution delivery and handling capabilities were added to the South Plant Heap Leach facility as well in fiscal 2004.

Capital Expenditure

Gold Fields spent approximately $76 million on capital expenditures at the Tarkwa operation in fiscal 2005, primarily on the completion of the SAG mill and CIL plant and the conversion to owner mining. Gold Fields has budgeted approximately $36 million for capital expenditure at Tarkwa for fiscal 2006, principally for heap leach pad extensions.

Damang Mine

Introduction

Abosso, which owns the interest in the Damang mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10% by the Ghanaian government, which acquired the interest as a free carried interest for no cost, mirroring the shareholding structure of Gold Fields Ghana.

The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 360 kilometers by road west of Accra and approximately 30 kilometers by road northeast of the Tarkwa mine. It consists of an open pit operation with a SAG mill and CIL processing plant.

Ore is currently mined from three satellite pits, Kwesie-Lima, Tomento and Amoanda, while Rex, a potential pit, is expected to be mined in the future. Mining at the main Damang pit terminated in the middle of fiscal 2005, but pre-stripping on a cutback to the pit started in July 2005.

Kwesie-Lima, Tomento, Amoanda and Rex are located approximately 4.0 kilometers south, 5.5 kilometers south, 8.0 kilometers south and 15.0 kilometers south of the Main Plant, respectively. In addition, the Lima South project, which is an extension of the existing Kwesie-Lima pit, is located approximately 5.0 kilometers south of the Main Plant at Damang. Abosso has submitted an application to the Ghanaian Minerals Commission to convert its prospecting license for Lima South to a mining lease.

Damang operates under a mining lease with a total area of approximately 5,239 hectares. In the fiscal year ended June 30, 2005, the Damang mine produced 0.2 million ounces of gold, of which 0.176 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso. As of June 30, 2005, Damang had approximately 900 employees, including those employed by outside contractors.

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

Geology

The geology of the Damang mine deposit occurs at the hinge of a regional anticline as hydrothermal mineralization associated with dominantly east dipping thrusts and sub-horizontal quartz veins. Gold mineralization also occurs in the conglomerates of the Tarkwaian Formation to the south of the hinge formation.

Mining

The Damang mine comprises both open pit and production stockpile surface mining, and is thus subject to all of the surface mining risks discussed in the Risk Factors section. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. While there is no reliable industry benchmark for safety at Ghanaian surface mining operations, the Damang mine had a total injury frequency rate of approximately 0.22 per million man hours worked, down from 0.58 per million man hours worked in fiscal 2004. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002.

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in six meter flitches, which are then combined to form steps of three meters with the ore and waste loaded into 100 tonne dump trucks. Other than the unusual hardness of the rock at the site, Damang presents no unusual challenges beyond those faced at most open pits and ore processing operations, including variation in ore grades.

Following the acquisition of this mine in January 2002, an exploration program was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. Following completion of the bulk of drilling by the middle of fiscal 2003, a full time evaluation project, the Damang Extension Project (DEP), was launched to turn this exploration to account. The DEP resulted in the establishment of the Amoanda and Tomento pits, and the extension of an old pit at Kwesie-Lima. Production from these new pits will be treated along with stockpiles of low grade, low oxide harder ores, or fresh ores at the Main Plant. Ore production commenced from Amoanda in the fourth quarter of fiscal 2005. Mining at the Tomento pit commenced during July 2005. The Rex pit is scheduled to commence mining during fiscal 2007. Resource drilling is currently underway to assess the potential expansion of the current pit design of the Rex pit. The development of the Amoanda and Tomento pits required the resettlement of 284 Ghanaian households in the areas. The establishment of the Rex pit is expected to require additional resettlements.

There was an acceleration of the depletion of the higher grade areas of the main Damang pit in the first half of fiscal 2005 which resulted in a decline in both grade and thus gold production in that period compared to previous levels. Extensive drilling along the western and eastern perimeter of the main Damang pit indicated a viable cutback to the existing pit and mining of the cutback (focusing mainly on removing the waste overburden) has commenced. Drilling to the north and south of the Damang pit has indicated additional potential ore which is currently being evaluated. In addition, a scoping study to evaluate the underground mining potential at Abosso Deeps, an area at the southern end of the Damang lease area near the old Abosso underground mine has been completed and is currently under review.

A substantial proportion of the operations at Damang is performed by a mining contractor, AMS. Pursuant to a contract with Abosso, AMS provides employees, supplies and equipment for mining at Damang, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed, in accordance with the terms of the contract, which is unavoidable or which is caused by any negligent act or omission of employees of Abosso or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Abosso can terminate its contract at any time without paying any significant penalties or having to purchase any of AMS’s equipment. Abosso is currently in the process of re-negotiating the contractual terms with AMS to reflect the increased current and potential work from mining the Damang cut-back and satellite pits.

The Damang mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 200 kilometers away by road in Takoradi, or from Accra, which is approximately 360 kilometers away by road.

Detailed below are the operating and production results at Damang for the fiscal years ended June 30, 2003, 2004 and 2005.

	Year ended June 30,
Production	2003	2004	2005
Tonnes (‘000)	4,877	5,236	5,215
Recovered grade (g/t)	1.9	1.8	1.5
Gold produced (‘000 oz)(1)	299	308	248
Results of operations ($million)
Revenues	99.5	120.0	104.3
Total production costs(2)	77.9	75.5	74.9
Total cash costs(3)	72.6	68.5	69.9
Cash profit(4)	26.9	51.5	34.4
Cost per ounce of gold ($)
Total production costs	260	245	302
Total cash costs	243	222	282

Notes:

(1)            In fiscal 2003, 2004 and 2005, 0.213 million ounces, 0.219 million ounces and 0.176 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso.

(2)            For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)            For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(4)            Cash profit represents revenue less total cash costs.

While various satellite pits were brought to production to offset the Damang pit depletion, the grade and gold production in fiscal 2005 decreased primarily due to the depletion of the main Damang pit during the second half of the year. Damang pit contains higher grade ore than the new pits and this higher grade pit was the only contributor to production in fiscal 2004. Total production and cash costs increased in fiscal 2005 due to increases in the stripping ratio, as the main Damang pit neared the end of its mine life, and increases in fuel and consumable costs. Optimization of the mill feed blend and plant set up allowed Gold Fields to treat more tonnage in fiscal 2004 than fiscal 2003. Total production and cash costs decreased in fiscal 2004 due to reductions in the stripping ratio as the Damang open pit neared the end of its life of mine.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan at Damang, Damang’s June 30, 2005 proven and probable reserves of 1.3 million ounces (0.9 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2010. However, as discussed earlier in the Risk Factors and the Description of Mining Business – Mine Planning and Management sections, there are a numerous factors which can affect reserve estimates and the mine plan which could thus materially change the life of mine.

Processing

All processing at Damang is provided by a single plant. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2005 for the plant:

Processing Techniques
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity(1) (tonnes/month)	Average milled for the year ended June 30, 2005 (tonnes/month)	Approximate recovery factor for the year ended June 30, 2005(2)
Main Plant	1997	Single stage crushing with SAG and ball milling	CIL treatment	383,000	435,000	91%

Notes:

(1)              Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)              Percentages are rounded to the nearest whole percent.

Optimization of the Damang mill involves careful blending of hard and soft ores to maximize use of the milling circuit, which remains the constraint in this plant. Mining operations continue to focus on maintaining an appropriate plant feed blend.

Capital Expenditure

Gold Fields spent approximately $11 million on capital expenditures at the Damang mine in fiscal 2005, primarily on the development of the new pits, the drilling and feasibility study for the Damang cutback and exploration. Gold Fields has budgeted approximately $24 million of capital expenditure at Damang for fiscal 2006, primarily for pre-stripping of waste in the new cutback area of the main Damang pit and continued development of the new pits and exploration.

Australia Operations

On November 30, 2001, Gold Fields acquired from WMC Limited and WMC Resources Limited (collectively, WMC), members of an Australian mining group, WMC’s gold mining operations in Australia, including the St. Ives and Agnew gold mining operations. As part of the consideration for the acquisition, Gold Fields agreed to pay to WMC a royalty based on future gold production at St. Ives and Agnew, calculated according to the following criteria:

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

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds mining leases covering a total area of approximately 91,078 hectares. St. Ives is both a surface and underground operation, with a number of open pits, two operating underground mines and two metallurgical plants. In fiscal 2005, St. Ives produced 0.5 million ounces of gold. St. Ives had a work force of approximately 1,000 employees as of June 30, 2005, approximately 700 of whom were employed by outside contractors.

Gold production takes place over an extensive area at St. Ives, although it is mainly concentrated in a 30 kilometer corridor extending south-southeast from Kambalda across Lake Lefroy.

History

Gold mining began in the St. Ives area in 1897, with WMC commencing gold mining operations at St. Ives in 1980.

Geology

The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. In the St. Ives area the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with host rocks highly metamorphosed to upper greenschist and lower amphibolite facies. Gold mineralization discovered to date is best developed in the mafic dominated parts of the sequence, hosted in minor structures including vein arrays, breccia zones and central, quartz rich and mylonitic parts of shear zones. Deposit styles and ore controls are varied, but deposits are commonly associated with subsidiary structures which splay off the regionally extensive Boulder-Lefroy Fault.

Mining

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in the Risk Factors section. Seismicity is the primary safety risk with mining, increasingly occurring at depths below 500 meters. The risk is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. The safety record at St. Ives during fiscal 2005, in terms of lost time injury frequency rate, was better than the Australian industry average for the same period. No fatalities were recorded in fiscal 2003, 2004 or 2005 or to date in fiscal 2006.

St. Ives sources production from a variety of underground and surface operations, and has a heap leach operation which treats low and marginal grade ore. The principal production sources in fiscal 2005 included the Leviathan, Junction and Argo underground mines together with the Mars and Agamemnon open pits. Gold Fields expects the principal production sources in fiscal 2006 to be similar to fiscal 2005 except Junction is expected to contribute only residual material sourced from the underground remnant pillars. As many of the operations at St. Ives involve mining deposits on or under Lake Lefroy (which is a shallow salt pan that has water in it only intermittently), extracting ore requires construction of berms and other earthworks to prevent water intrusion. Open pit operations use 180 to 250 tonne excavators loading 150 tonne trucks. Waste dumps are formed adjacent to the pits or, if practicable, waste is dumped in previously exhausted pits.

All underground mining activities are completed under a contract with Carlowen Proprietary Ltd, which trades as GBF Underground Mining, or GBF. A five year agreement with GBF commenced in April 2004, and it operates under a cost reimbursable model. GBF provides all the employees, equipment and consumables necessary to complete the underground development and stoping. Under the terms of the contract Gold Fields approves all expenditures incurred and guarantees to reimburse 95% of these costs, with the remaining 5% plus any profit earned contingent on GBF achieving certain key performance indicators. Under the terms of the contract, GBF is liable for claims arising from its performance or non-performance, and any loss, damage, injury or death related to the presence of its employees onsite. GBF is not liable for liabilities or losses that are the result of negligence or a breach of a statutory duty of the mine owner. GBF is required to ensure that it and any subcontractors have adequate insurance.

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

Junction Underground Mine

The Junction mine used a combination of uphole open stoping and uphole bench and fill mining methods, with the mix depending on development and production needs. Backfilling using a slurry consisting of tailings and cement, a specifically designed dynamic ground support system as well as stope sequencing, were all used to address seismicity issues. Access to the orebody was through a decline tunnel which accommodates workers, materials and equipment. The maximum depth at present is approximately 700 meters. Regular production is now complete at Junction following cessation of ongoing operations in May 2005. Remnant material left behind in pillars will continue to be accessed in the first half of fiscal 2006.

Argo Complex

Development of the Argo underground reserves commenced in fiscal 2003 in line with Gold Fields’ strategy to reduce reliance on the Junction mine as a source of high grade ore. Stoping activities at the Argo mine commenced in November 2003. The Argo underground mine was slow to achieve expected productivity and margins in fiscal 2005 but finally achieved expected productivity and margins in the fourth quarter. Open pit operations at Argo ceased in fiscal 2004.

Greater Revenge Complex

Mining at the Greater Revenge Area commenced in 1989. Mining operations at the Greater Revenge Area during fiscal 2005 consisted primarily of the Agamemnon and Mars open pit mines, which are located in Lake Lefroy. The mines apply typical open pit and lake sediment mining methods. The mine plans for Mars and Agamemnon were revised in the first half of fiscal 2005 due to the geology of the ore bodies being more complex than originally expected, and newly discovered extensions to the Agamemnon open pit were opened in the second half of fiscal 2005. Additional extensions to the Agamemnon open pit were delineated in the first quarter of fiscal 2006, and mining commenced during the second quarter.

Leviathan Underground Complex

The Leviathan complex consists of three distinct underground areas: Sirius, which is now depleted; East Repulse, which is in production; and Conqueror, which commenced development in late fiscal 2004. Sirius consisted primarily of two large stopes which were depleted in the middle of fiscal 2005. East Repulse commenced stoping operations in fiscal 2004. Mining at East Repulse was accelerated in fiscal 2005 but productivity and margin were below expectations. Development of the Conqueror area began in late fiscal 2004 with water drainage and rehabilitation of old access areas and was further accelerated in fiscal 2005. Production from long hole open stopes is scheduled to commence in fiscal 2006 and build up to full production is expected by the end of fiscal 2006. In addition, Gold Fields is continuing to explore opportunities for further extensions of mining operations within the Leviathan complex.

Thunderer Prospect

Mining, in the form of waste removal, is due to commence at the Thunderer open pit in fiscal 2006. The mine will apply typical open pit and lake sediment mining methods. The deposit is located straddling the southern shore of Lake Lefroy to the east of the new Lefroy processing plant. The deposit is hosted underneath moderate depths of lake sediment and dunal sand cover.

Bahama Prospect

Mining is expected to commence at the Bahama Prospect in fiscal 2007 with waste removal. This deposit is located in the middle of Lake Lefroy and to the immediate north east of the Santa Ana open pit, mined by WMC in the mid 1990s. The mine will also apply typical open pit and lake sediment mining methods. The deposit is hosted underneath shallow lake sediment cover.

Cave Rocks Prospect

Cave Rocks is a prospect located approximately 5 kilometers to the west of the Kambalda West township that was previously an open pit mine in the mid 1980s for WMC. Gold Fields is currently conducting feasibility studies at Cave Rocks to look into a possible underground mining operation that would utilize uphole open stoping methods with access to the ore body through a decline tunnel which accommodates workers, materials and equipment. If the feasibility study returns successful outcomes, mining is expected to commence in early fiscal 2007.

The complexity of the ore bodies at St. Ives presented particular challenges to production levels and recovered grades in fiscal 2005. The open pit geological models at the Greater Revenge Complex and the mine design of Argo underground mine had to be re-examined and revised in fiscal 2005. In addition, the Mars open pit, which had previously been the primary source for open pit ore at St. Ives, experienced problems in attaining high enough grade to meet production expectations.

The St. Ives production schedule requires that new open pit mining sources are progressively accessed. Extensions to the complex Agamemnon ore position are expected to be delineated and new open pit mines are expected to be commenced at Bahama and Thunderer, both located under lake sediments on Lake Lefroy in fiscal 2006. In addition, feasibility work for a new underground mine at Cave Rocks is scheduled in fiscal 2006. If the feasibility study results are positive, Gold Fields intends to commence pre-development activities necessary to bring that production source on line during fiscal 2007.

The St. Ives operation has access to the local electricity supplier and water, rail and road infrastructure, and needed supplies are trucked in locally from both Kambalda and Kalgoorlie.

Detailed below are the operating and production results at St. Ives for fiscal 2003, 2004 and 2005.

	Year ended June 30,
	2003		2004	2005
Production
Tonnes (‘000)	5,486		6,744	6,332
Recovered grade (g/t)	2.9		2.5	2.6
Gold produced (‘000 oz)	513		543	527
Results of operations ($million)
Revenues	176.2	(3)	211.8	221.4
Total production costs(1)(2)	151.3		204.7	231.6
Total cash costs(4)	101.5		162.6	176.9
Cash profit(5)	74.7		49.2	44.5
Cost per ounce of gold ($)
Total production costs(1)	295		377	439
Total cash costs(1)	198		300	336

Notes:

(1)            For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.”

(2)            For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)            For management reporting purposes, prior to fiscal 2003, revenue was recognized prior to title passing to the buyer. Under U.S. GAAP, revenue is recognized when title passes to the buyer, all other sales conditions are satisfied under the terms of the applicable contract and the pricing is fixed and determinable. In the preparation of Gold Fields’ U.S. GAAP accounts for fiscal 2003, an adjustment of $6.4 million to revenues was made. See Note 24 to Gold Fields’ audited consolidated financial statements which appear elsewhere in this annual report. $5 million of this amount has been allocated to St. Ives, which represents that portion of revenues recognized at St. Ives prior to title passing to the buyer.

(4)            For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(5)            Cash profit represents revenues less total cash costs.

From fiscal 2004 to fiscal 2005, there was a decrease in both tonnage and gold produced at St. Ives as a significant transition occurred in the processing plants. During fiscal 2005, milling activities at the St. Ives Plant were terminated and replaced by the new Lefroy Plant. In the past, Gold Fields has used other mills in the area to supplement production capabilities at St. Ives. In fiscal 2005, Gold Fields did not use other processing facilities and reduced the amount of tonnage processed in fiscal 2005 while the new Lefroy Plant came online. Total cash costs increased as compared to fiscal 2004 levels primarily as a result of poor open pit grades, low underground productivities and, to a lesser extent, costs associated with the ramping down of the old plant and initial operations at the new Lefroy Plant.

From fiscal 2003 to fiscal 2004, there was a significant increase in tonnage but gold produced increased only marginally due to lower recovered grades. Total cash costs increased primarily due to the commissioning of the underground mines and the appreciation of the Australian dollar against the U.S. dollar. These factors, when taken together with the lower recovery grades, resulted in higher total cash costs per ounce of gold. Total open pit volumes mined decreased from fiscal 2003 levels, evidencing a reduction in ore mining volumes in line with the planned build up in underground mining and an increase in open pit stripping ratios.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan at St. Ives, St. Ives’s June 30, 2005 proven and probable reserves of 2.5 million ounces will be sufficient to maintain production through approximately fiscal 2010. However, as discussed earlier in the Risk Factors and the Description of Mining Business – Mine Planning and Management sections, there are a numerous factors which can affect reserve estimates and the mine plan which could thus materially change the life of mine.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2005, for each of the plants at St. Ives. The Heap Leach Plant operation treats low and marginal grade ore from St. Ives. The crushing and stacking for this Plant was previously conducted by a contractor, Henry Walker Eltin Proprietary Ltd, or Henry Walker Eltin. Gold Fields bought Henry Walter Eltin’s crushing equipment, which forms part of the Heap Leach Plant, in fiscal 2005 and now does its own crushing and stacking.

Processing Techniques

Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity(1) (tonnes/month)	Average milled for the year ended June 30, 2005 (tonnes/month)	Approximate recovery factor for the year ended June 30, 2005(2)
Lefroy Plant	2005	Single stage crushing and SAG milling	Pump cell with electrowinning	375,000	323,000(3)	93%

St. Ives Plant(4)	1988	Single stage crushing and SAG milling	CIP treatment with electrowinning	258,000	228,000	95%

Heap Leach Plant(5)	2000	Multiple stage crushing and screening process	Carbon absorption	167,000	190,000	62%

Notes:

(1)            Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)            Percentages are rounded to the nearest whole percent.

(3)            Based on throughput for January 2005 (during ramp up to February full commissioning) to June 2005.

(4)            The St. Ives Plant was closed in fiscal 2005. Average milled amounts are based on throughput for July 2004 to March 2005, the month of closing.

(5)            Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 60% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of around 60% of contained gold, equivalent to full recovery of all recoverable gold.

The new Lefroy mill was fully commissioned in February 2005. The new mill is located on the south shore of Lake Lefroy, approximately 12 kilometers south of the township of Kambalda. Although the comminution phase performed well in fiscal 2005, the treatment phase was hampered by materials handling and piping design deficiencies. These issues have since been substantially resolved.

Early in fiscal 2004, Gold Fields initiated a substantial toll treatment program using two other mills in the area. However, Gold Fields did not use these other mills in the area to treat its ore in fiscal 2005.

Capital Expenditure

Gold Fields spent approximately A$137 million on capital expenditures at St. Ives in fiscal 2005, primarily on the Lefroy Plant and mine development and exploration. Gold Fields has budgeted approximately A$62 million for capital expenditure at St. Ives for fiscal 2006, principally for exploration and mine development. Development expenditures are expected to focus on the Argo and Conqueror underground mines and the Thunderer open pit during fiscal 2006.

Agnew

Introduction

Agnew is located 23 kilometers southwest of Leinster, approximately 375 kilometers north of Kalgoorlie in Western Australia. It holds mining leases covering a total area of approximately 58,868 hectares. Agnew is both a surface and underground operation, with one open pit, one underground mine, and one metallurgical plant. In fiscal 2005, it produced 0.2 million ounces of gold. Agnew had a workforce of approximately 400 employees as of June 30, 2005, including outside contractors.

History

Gold was discovered at Agnew in 1895, with gold being produced there since then. WMC acquired the operation in the early 1980s and commenced open pit mining operations in 1987.

Geology

The Agnew deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the West Australian Goldfields. In the Agnew area the greenstone belt is comprised of an older sequence of ultramafic flows, gabbros, basalts, felsic volcanics and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew deposits are located on the western limb of this anticline, and major deposits discovered to date lie at or near the sheared contact with the overlying sequence of sedimentary rocks. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones.

Mining

Agnew is engaged in underground mining and in open pit and production stockpile surface mining and is thus subject to all of the underground and surface mining risks discussed in the Risk Factors section. The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support. The safety record at Agnew during fiscal 2005, in terms of lost injury time frequency rate, was better than the Australian industry average for the same period. There were no fatalities at Agnew in fiscal 2003, 2004 or 2005 or to date in fiscal 2006.

The principal production sources in fiscal 2005 at Agnew were the Waroonga underground mining complex that comprises the Kim and Main Lodes together with the Songvang open pit and depletion from pre-existing surface stockpile material. Gold Fields expects the principal production sources in fiscal 2006 to be similar, with the exception of the pre-existing surface stockpile material.

Most underground mining labor at the underground mines is currently provided by Byrnecut. Byrnecut provides employees, supplies and equipment for underground mining activities including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under the contracts which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Byrnecut is liable for claims arising from its performance or non-performance and any loss, damage, injury or death related to the presence of its employees on the sites. Byrnecut is not liable for claims or loss due to the mine owner’s negligence. Byrnecut is required to ensure that it and any subcontractors have adequate insurance. The current agreement is scheduled to be completed in May 2006.

Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at Agnew, under an alliance contract which commenced in June 2005 for a two year period. Leighton provides employees, consumables and equipment for mining ore and waste disposal. The contract is structured so that Leighton carries all the risk on plant and personnel with Gold Fields carrying the risk on costs through reimbursement. Leighton is reimbursed 100% of its costs and is given an additional amount for overhead. Payments above costs are contingent upon Leighton achieving certain key performance indicators. Under the terms of the contract, Leighton is liable for claims arising from its performance or non-performance or any loss, damage, injury or death related to the presence of its employees on the sites. Leighton is not liable for claims or loss due to the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

Waroonga Complex

The Waroonga Complex currently includes the Kim underground mine and the Main Lode deposit. The Waroonga open pit mine was completed and operations ceased in the third quarter of fiscal 2003 and the low grade stockpile from this source was depleted in fiscal 2005. The Kim underground mine currently uses uphole open stoping methods with access to the orebody through a decline tunnel which accommodates workers, materials and equipment. All mining is currently conducted by Byrnecut. Ore production achieved full sustainable levels in the first half of fiscal 2004. Production from the Kim underground mine in fiscal 2005 exceeded expectations. In fiscal 2005, exploration found an extension to the Kim underground mine ore body which is expected to extend the life of the mine by approximately two years. The Kim underground mine was a significant contributor to production in fiscal 2005. The ore grades have generally been above expectation while the ore zones have generally been more continuous than original drilling had predicted.

Trial mining of the Main Lode deposit commenced in fiscal 2005. Further development of this lode will be subject to the results of investigations being carried out in fiscal 2006, particularly delineation of the mineralization and completion of the trial mining.

Crusader/Deliverer Underground Mine and Claudius Prospect

The Crusader Prospect was discovered in 1987, with mining commencing in 1989, initially via an open pit mine. As previously anticipated, the Crusader/Deliverer underground mine ceased production in December 2004. However, the infrastructure provided an exploration decline to a position next to the Claudius Prospect. Gold Fields continued exploration and evaluation of the Claudius Prospect during fiscal 2005 and is expecting to make a development decision based on the outcome of delineation drill programs to be completed during fiscal 2006.

Songvang Open Pit

A significant development at Agnew during fiscal 2004 was the proving of the Songvang open pit. A feasibility study for the Songvang deposit, located eight miles south of the Crusader mine, was completed during the first half of fiscal 2004 and the open pit was approved for development late in fiscal 2004. The Songvang open pit commenced production during fiscal 2005. However, initial operations at the pit were hampered by employee shortages resulting from a robust resources sector in Western Australia. This open pit produces a base load of medium grade ores that, along with the high grade ores from the Waroonga underground complex have extended the expected mine life of Agnew and therefore provided for a more systematic approach to ore reserve replacement.

Exploration around the Redeemer, Waroonga and Crusader complexes has produced ore grade intersections at the New Woman Prospect, which is an open pit prospect located immediately south of the Waroonga Complex, and the Royal Prospect, which is located within the Waroonga Complex near the Waroonga open pit mine. Exploration potential in the Agnew area was enhanced through the completion of an agreement which further consolidates Gold Fields’ land position in the area. In early fiscal 2006, Gold Fields completed an agreement with BMV Properties Pty Ltd, a subsidiary of Breakaway Resources Limited, or Breakaway. The previous joint venture agreements between the parties encompassing the Vivien deposit, which is located in the northeast of Agnew’s tenement package, and the Miranda tenement package were replaced by an agreement in which Gold Fields is the registered tenement holder of all of the Vivien ground and the majority of the Miranda ground with all gold rights going to Gold Fields and all base metals rights going to Breakaway. Breakaway’s base metal rights are subject to Gold Fields’ right to a two percent royalty on future base metal production on the Miranda tenement.

Further exploration of deposits at the Claudius, Vivien, Rajah and the New Woman Prospects is planned for fiscal 2006. Additional exploration programs in fiscal 2006 are planned to assess opportunities to establish new reserves in extensions to the current operating areas at Agnew.

Agnew has access to the local electricity supplier and road infrastructure. Water is supplied from local wells, and needed supplies are generally trucked in from Kalgoorlie.

Detailed below are the operating and production results at Agnew for fiscal 2003, 2004 and 2005.

	Year ended June 30,
	2003		2004	2005
Production
Tonnes (‘000)	1,268		1,179	1,170
Recovered grade (g/t)	3.5		5.3	5.6
Gold produced (‘000 oz)	144		202	212
Results of operations ($million)
Revenues	49.2	(3)	78.5	89.3
Total production costs(1) (2)	56.9		61.1	69.1
Total cash costs(4)	31.5		44.5	49.4
Cash profit(5)	17.8		34.0	39.9
Cost per ounce of gold ($)
Total production costs(1)	396		303	325
Total cash costs	219		221	233

Notes:

(1)               For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)               For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects — Results of Operations.”

(3)               For management reporting purposes, prior to fiscal 2003, revenue was recognized prior to title passing to the buyer. Under U.S. GAAP, revenue is recognized when title passes to the buyer, all other sales conditions are satisfied under the terms of the applicable contract and the pricing is fixed and determinable. In the preparation of Gold Fields’ U.S. GAAP accounts for fiscal 2003, an adjustment of $6.4 million to revenues was made. See Note 24 to Gold Fields’ audited consolidated financial statements which appear elsewhere in this annual report. $1.4 million of this amount has been allocated to Agnew, which represents that portion of revenues recognized at Agnew prior to title passing to the buyer.

(4)               For a reconciliation of Gold Fields’ total cash costs to production costs see “Operating and Financial Review and Prospects — Results of Operations.”

(5)               Cash profit represents revenues less total cash costs.

In fiscal 2005, 1.2 million tonnes of ore were processed and 0.2 million ounces of gold were produced. Tonnes processed were similar to the results from fiscal 2004, and gold production increased slightly due in large part to a higher proportion of ore coming from the Kim underground mine which generally has a higher grade than other ore sources at Agnew. Total cash costs increased as the Australian dollar continued to appreciate against the U.S. dollar, even though the costs actually decreased marginally when measured in Australian dollars per ounce, the functional currency of this mine.

In fiscal 2004, tonnage processed and ounces of gold produced were 1.2 million and 0.2 million ounces, respectively. While tonnes processed decreased from fiscal 2003, gold production increased due in large part to increased yields resulting from improved underground mine performance plus an increase in overall gold recovery. In addition, the Waroonga open pit mine had been producing grades below expectations prior to its closure during fiscal 2003. Total cash costs increased principally because of the appreciation of the Australian dollar against the U.S. dollar and a substantial increase in underground tonnage produced. Total production costs per ounce decreased due to lower depreciation as a result of the lower capital base following the impairment recorded in fiscal 2003. See “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2003 — Impairment of assets.” On a per ounce basis, total cash costs increased only slightly as the impact of the appreciation in the Australian dollar was almost entirely offset by the increase in recovered grade in fiscal 2004.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew, Agnew’s June 30, 2005 proven and probable reserves of 0.9 million ounces will be sufficient to maintain production through approximately fiscal 2009. However, as discussed earlier in the Risk Factors and the Description of Mining Business – Mine Planning and Management sections, there are a numerous factors which can affect reserve estimates and the mine plan which could thus materially change the life of mine.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2005 for the plant:

Processing Techniques

Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity(1) (tonnes/month)	Average milled for the year ended June 30, 2005 (tonnes/month)	Approximate recovery factor for the year ended June 30, 2005(2)
Main Plant	1986	SAG milling	CIP treatment	100,000	97,000	94%

Notes:

(1)               Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)               Percentages are rounded to the nearest whole percent.

Because of the possible additional ore reserves on the Agnew site and possible capacity constraints at the mill, Gold Fields is assessing options to expand Agnew’s processing capacity.

Capital Expenditure

Gold Fields spent approximately A$44 million on capital expenditures at Agnew in fiscal 2005, primarily on mine site exploration and development of the Kim and Main Lode underground mines and the Songvang open pit. Gold Fields has budgeted approximately A$22 million for capital expenditure at Agnew for fiscal 2006, primarily for further development of the Kim and Main Lode underground mines and exploration.

Exploration

Gold Fields holds a diverse portfolio of active gold and platinum group metal exploration projects and assets in Africa, Europe, North America, South America, China and Australasia, which are primarily held through project companies incorporated in the jurisdiction where the exploration projects or assets are located. In addition, Gold Fields has in place a number of exploration projects in connection with mineral rights it holds which are adjacent to its active mining operations in South Africa, Ghana and Australia. Gold Fields’ exploration program is headquartered in Denver, Colorado, which also acts as the regional office for North and Central America, with regional offices in Oxford, England (responsible for Europe, the former Soviet Union and Africa), Perth, Australia (responsible for Australasia) and Santiago, Chile (responsible for South America). Gold Fields’ exploration team includes 22 geologists, along with support staff.

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

Gold Fields has expanded its exploration activities in countries and regions where it has limited experience by means of equity investments in, and strategic alliances with, junior mining partners that are already operating in the relevant region with the requisite mining permits and approvals. Gold Fields has applied this strategy to exploration projects in Canada, Venezuela, Burkina Faso, Guinea, China, and Sardinia, among others.

Generally, Gold Fields budgets to spend up to $10 per ounce of gold it produces on exploration, provided the opportunities offered warrant such expenditure. At high acquisition price for gold prospects, the universe of gold prospects that may offer positive returns is limited and exploration efforts are carefully selected with strict economic criteria in mind.

In order to be considered by Gold Fields, generally an exploration project must have the potential to meet the majority of certain minimum target criteria, which Gold Fields refers to as the “Rule of Twos.” The Rule of Twos criteria require that a project has potential for a minimum of 2,000,000 ounces of reserves, production rates of greater than 200,000 ounces per year, cash cost of production of less than half the commodity price and a double digit rate of return. If these criteria are met and the project fits within Gold Fields’ strategic development goals and is not located in a region which Gold Fields considers high-risk, Gold Fields will consider taking on the project.

Gold Fields’ goal in its search for quality assets is to have a breakeven cost defined as the sum of acquisition costs, total cash operating costs, capital costs and general and administrative costs of less than 75% of the estimated long-term gold price.

Gold Fields divides the different phases of a project’s development into what it refers to as the “resource triangle.” The resource triangle provides for the progression of an exploration project in five steps: (1) greenfield exploration, (2) target delineation, (3) resource definition, (4) pre-feasibility study and (5) feasibility study. Greenfield exploration is generated by reviewing and ranking the most prospective terrains across the world and exploration areas are selected after considering country risk and strategic fit. Each regional exploration office continuously monitors and reviews projects in its region and targets projects at all stages of development. Once a project reaches the feasibility stage, a team evaluates the project with feedback regarding the project’s strategic implications from Gold Fields’ corporate development office.

Gold Fields’ Exploration Projects

The table below provides a breakdown of the number of projects in Gold Fields’ four exploration regions for each of the five phases of the resource triangle as of September 30, 2005. The table does not include exploration projects on sites adjacent to Gold Fields’ existing operations in South Africa, Ghana or Australia.

Phase	North and Central America	Europe and Africa	Australasia	South America
Feasibility	—	1	—	1
Pre-feasibility	—	1	—	—
Resource definition	—	—	1	1
Initial drilling	—	1	2	2
Greenfield	—	2	3	2

Gold Fields spent $28.3 million on exploration projects not adjacent to its mining operations in fiscal 2005. Gold Fields’ total exploration budget for projects not adjacent to its mining operations for fiscal 2006 is approximately $40.0 million. In addition, Gold Fields spent $33.0 million on exploration at sites adjacent to its existing mining operations in fiscal 2005 and has budgeted approximately $28.4 million for fiscal 2006. Equity investments and capitalized exploration expenditures at APP and Cerro Corona totaled approximately $52.5 million during fiscal 2005.

On July 10, 2002, Gold Fields announced that it had granted Mvelaphanda Resources Limited participation rights of up to 15% in Gold Fields’ precious metals exploration projects in Africa, after March 1, 2002. See “Major Shareholders and Related Party Transactions.”

Cerro Corona Project

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona Project from a Peruvian family-owned company, Sociedad Minera Corona S.A., or SMC. The agreement called for a reorganization whereby the assets of the Cerro Corona Project were transferred to a Peruvian company named Sociedad Minera La Cima S.A., or La Cima, in July 2004. The environmental impact assessment for the project was submitted to the Peruvian Ministry of Energy and Mines, or MEM, in May 2005. Following public consultation and comment, the MEM approved the environmental impact assessment on December 2, 2005. Gold Fields has now commenced steps to complete the purchase for a total consideration of $40 million. Additional permits are required to construct the mine and are being processed now that the environmental impact assessment has been approved. Gold Fields expects these permits to be issued by the end of the third quarter of fiscal 2006.

The Cerro Corona Project forms part of a porphyry copper-gold deposit located within Hualgayoc Mining District approximately 40 kilometers northwest of the Yanacocha Gold Mine in the Department of Cajamarca, northern Peru. At the time the definitive purchase agreement was signed, SMC already owned 141.7 hectares, comprising the surface rights over much of the Cerro Corona deposit, the Mina Carolina plant and campsite, and about half of the valley that would be used for tailing storage. The remaining parcels needed for the Cerro Corona Project, which total 382.06 hectares, have been acquired or options have been agreed to acquire such land.

The Cerro Corona Project is located in the highest part of the Western Cordillera of the Andes in Northern Peru, close to the headwaters of the Atlantic continental basin. It lies approximately 90 kilometers by road north of the departmental capital of Cajamarca (population approximately 100,000) and near the village of Hualgayoc. Access from Cajamarca is by means of an all-weather road to the Yanacocha Mine (45 kilometers), followed by approximately 45 kilometers of gravel road that continues on to the village of Hualgayoc and the town of Bambamarca.

The Cerro Corona Project has been the subject of extensive exploration and several feasibility studies over the last 10 years. Together with La Cima, Gold Fields’ recent efforts have been focused on community relations, further environmental baseline data gathering and completion of an updated environmental impact study. However, in fiscal 2005, the Peruvian mining industry experienced sporadic social unrest resulting in a six-month delay to the envisioned project timetable. During the fiscal year, Gold Fields completed an updated geologic resource model for the deposit as well as numerous other enhancements related to mining and processing optimizations. Although the regulatory permitting process is not yet complete, for the first time, Gold Fields has included reserve numbers for Cerro Corona in its ore reserves as of June 30, 2005. At mid-fiscal year, Gold Fields commissioned detailed engineering studies to generate +/-10% accuracy estimates of project operating and capital costs. The feasibility study is now complete. The current schedule anticipates commencement of initial earthworks early in the third quarter of fiscal 2006 with production scheduled to commence in the third quarter of calendar 2007. An additional $100 million of capital expenditure for fiscal 2006 at Cerro Corona was approved by the Gold Fields’ Board of Directors in November 2005.

Arctic Platinum Project

The Arctic Platinum Project, or APP, is located near the city of Rovaniemi in northern Finland. APP was set up in 2000 as a joint venture to develop potential platinum group metal deposits through surface and underground operations. Gold Fields held 51% of APP during fiscal 2003, with the remainder owned by Outokumpu Oy, or Outokumpu, a Finnish industrial conglomerate with over 50 years’ experience designing and supplying technology for the mining and metallurgical industries. On September 11, 2003, Gold Fields exercised its pre-emptive right to acquire Outokumpu’s 49% interest in APP, for consideration of $31 million, comprising $23 million in cash and Gold Fields ordinary shares worth $8 million.

APP was assessing two potential surface mineable deposits called Konttijarvi and Ahmavaara, which are referred to as the Suhanko Project. The Konttijarvi and Ahmavaara deposits are found in the Konttijarvi-Suhanko Intrusion, which forms part of the Portimo mafic layered complex situated in northern Finland. The feasibility study for the Suhanko Project was completed in the third quarter of fiscal 2005. Based on the results of the study, including a lower than expected mine head grade, prevailing metal market conditions and significant euro currency strengthening, Gold Fields decided to postpone the creation of a large-scale surface mining complex and to continue investigations into smaller scale, high-margin projects as well as offers from third parties. Exploration drilling at Konttijarvi and Ahmavaara continued until mid-August 2005. On October 18, 2005, Gold Fields announced that it had entered into a letter of intent with North American Palladium, or NAP, a Canadian platinum metals group producer, to form a joint venture to further explore mining properties and develop a mine at the APP. See “—Recent Developments.”

Essakane Joint Venture

The Essakane Joint Venture, or EJV, is located 330 kilometers northeast of Burkina Faso’s capital city of Ouagadougou, adjacent to the artisinal miner village of Essakane. EJV is a 50%/50% venture between Gold Fields and Orezone Resources and Orezone is currently the operating partner. The Essakane Main Zone, or EMZ, deposit is a wide, near surface oxide mineralized zone hosted within a volcano-sedimentary sequence in a greenstone belt. Gold Fields’ 50% interest vested in the last quarter of fiscal 2005 when Gold Fields had expended $8 million on exploration and development since entering the joint venture. Fiscal 2005 expenditures were focused on drilling out and proving up the EMZ. An initial geologic block model of the EMZ was developed in May 2005. Simultaneously Gold Fields began a preliminary feasibility study on the EMZ. The completion of a new geological resource model has been delayed to the third quarter of fiscal 2006, pending confirmation of the geological model and resolution of sampling quality assurance. Gold Fields has the opportunity to obtain an additional 10% interest in the project by completing a bankable feasibility study which would be scheduled to begin in September 2006 if the project proceeds.

Living Gold

At the end of calendar 2002, Gold Fields initiated the Living Gold project, an export-oriented business which produces roses as part of the South African cut-flower industry. The rationale was to establish a job-creating, economically sustainable community investment project in the Carletonville area in which Gold Fields’ Driefontein mine operates. Living Gold involves a partnership with the Industrial Development Corporation, which owns 40% of the company. In fiscal 2005, Living Gold produced approximately 23 million stems and had revenue of approximately R44 million ($6.8 million). Although it originally targeted markets in Western Europe, as a result of the strengthening of the Rand against the Euro during fiscal 2005, Living Gold adjusted its export marketing focus more towards the United States, Japan, Australia and Eastern Europe and also began selling roses in the South African domestic market. Gold Fields anticipates that Living Gold will increase its area under production during fiscal 2006 through the use of third party financing.

Recent Developments

Cerro Corona Project

Following approval of the environmental impact assessment for the Cerro Corona Project by the Peruvian Ministry of Energy and Mines on December 2, 2005, Gold Fields has now commenced steps to complete the purchase of an 80.7% economic interest and 92% voting interest in the Cerro Corona Project.  See “— Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project.”

Acquisition of Bolivar Gold Corp.

On November 21, 2005, Gold Fields and Bolivar Gold Corp., or Bolivar, jointly announced that they had entered into an agreement providing for Gold Fields to acquire, through a court approved plan of arrangement, all of the outstanding securities of Bolivar not currently held by Gold Fields for total cash consideration of approximately $330 million. Holders of Bolivar common shares will be offered C$3.00 per Bolivar common share and holders of Bolivar warrants expiring on March 17, 2008, August 25, 2008 and December 22, 2009 will be offered C$1.90, C$1.25 and C$0.90 per warrant, respectively. The consideration for the warrants expiring on March 17, 2008, and August 25, 2008, is calculated based on the amount of consideration per common share minus the warrant strike price and the consideration for the warrants expiring on December 22, 2009, is calculated based on a premium equal to the premium payable to common shareholders based on the closing price of the common shares on November 18, 2005. Furthermore, the transaction will trigger the redemption of C$26 million principal amount of convertible debentures of Bolivar at a redemption price of C$1,905.25 in cash per C$1,000 principal amount of debentures for a total amount of $24.1 million, which is included in the total purchase consideration referred to above.

Gold Fields currently holds approximately 15.5% of the common shares and 32% of the warrants expiring on August 25, 2008, which is approximately 16% of the total warrants outstanding. Definitive agreement documentation was executed on December 1, 2005, and the SARB has approved the proposed transaction.

Each of Gold Fields’ and Bolivar’s Boards of Directors have voted to approve the transaction and it is anticipated that the transaction will close in January 2006, subject to, among other things, satisfaction of the following principal conditions precedent:

•        court approval of the plan of arrangement;

•        approval by two-thirds of the holders of common shares of Bolivar present in person or by proxy at an extraordinary general meeting of Bolivar to be held to approve the transaction;

•        approval by two-thirds of the holders of warrants of Bolivar, voting together as a single class, present in person or by proxy at an extraordinary general meeting of Bolivar to be held to approve the transaction;

•        no more than 10% of holders of Bolivar common shares exercising dissent rights; and

•        approval, to the extent necessary, of any regulatory authorities having jurisdiction over the transaction.

Bolivar is listed on the Toronto Stock Exchange and operates the Choco 10 open pit gold mine in the El Callao gold district in the Bolivar State, Venezuela.

Arctic Platinum Joint Venture with North American Palladium

On October 18, 2005, Gold Fields announced that it had entered into a letter of intent with North American Palladium, or NAP, a Canadian platinum metals group producer, to form a joint venture to further explore mining properties and develop a mine at APP. APP’s location and geology are similar to that of NAP’s other properties and it is expected that NAP will be able to utilize its operating and development experience in the design and construction of a mine at APP. The letter of intent provides that NAP will be granted an option to acquire up to a 60% undivided interest in APP including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland. NAP’s option to acquire its interest in APP will vest upon NAP satisfying the following conditions on or before June 30, 2008: (i) completing a $7.5 million re-scoping study and exploration program and $5.0 million feasibility study; (ii) making a decision to develop a mine at APP; and (iii) paying Gold Fields up to $45.0 million through the issuance of NAP common shares. The price per share will be $4.88, which is the weighted average trading price of NAP’s common stock on the American Stock Exchange for 11 trading days commencing October 11, 2005. During the next stage of work, NAP is expected to manage the exploration, engineering and evaluation activity on APP. This work is to be divided into two phases, Phase I, a re-scoping study, and Phase II, a feasibility study. The proposed exploration program will focus on APP’s SK Reef and SJ Reef projects. The feasibility study is expected generate a report with sufficient engineering detail and cost estimates in order for the APP to be considered for project financing or other suitable financing alternatives.

The re-scoping and feasibility studies are expected to commence in the first quarter of 2006 and take approximately 30 months to complete. It is expected that a joint venture will be formed with NAP holding a 60% interest and Gold Fields holding a 40% interest. Gold Fields would have a back-in right to acquire an additional 10% interest in the joint venture to be paid for by reducing the number of NAP common shares issued to Gold Fields by 20%. NAP would remain operator of the joint venture which would be managed under a joint venture arrangement. Completion of the transaction is subject to a number of conditions including, among other things, negotiating and executing a formal option and joint venture agreement and receipt of all required regulatory and third party approvals and consents, including certain regulatory approvals, such as the South African Reserve Bank.

Insurance

Gold Fields holds insurance policies providing coverage for accidental loss or damage, business interruption in the form of fixed operating costs or standing charges, public liability, material damage and other losses which it holds through a captive insurance company domiciled in Gibraltar. Gold Fields’ insurance policies covering material damage and business interruption based on fixed operating costs or standing charges provide coverage in amounts up to $125 million per event occurring underground and up to $400 million per event occurring on the surface. Gold Fields is self insured up to $8.5 million per event. In fiscal 2003, Gold Fields changed from business interruption cover based on gross profit to cover based on fixed operating costs or standing charges only in an effort to reduce costs.

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

Environmental legislation in South Africa has become increasingly more onerous while enforcement of environmental requirements in South Africa is now more rigorous than in the past. Specific environmental rules pertaining to prospecting and mining are set out in the Mineral and Petroleum Resources Development Act 28 of 2002, or the New Minerals Act, and its regulations. The environmental obligations imposed by the New Minerals Act are significantly more stringent than the provisions of the former legislation. In particular, the New Minerals Act makes express provision for directors’ liability in circumstances when environmental harm arises pursuant to mining operations. See “— Mineral Rights.”

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. All prospecting and mining operations required by the New Minerals Act are to be conducted according to an environmental management plan which must be approved by the Department of Minerals and Energy.

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan. In addition, during the operational life of the mine they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The trust fund system enables payments to be made in a tax efficient way, while providing comfort to the regulators that the operator has the means to restore any mine after operations have ceased. As of September 30, 2005, Gold Fields had contributed a total of approximately Rand 401.2 million, including accrued interest, to the fund.

Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14000 for all surface portions of its South African operations. Gold Fields’ non-South African operations received full ISO 14001 certification in fiscal 2003.

In addition, Gold Fields became a signatory to the International Cyanide Management Code, or Cyanide Code, on November 3, 2005, and all its operations, including the South African operations, are committed to complying with the code. The implementation structure of the code allows the operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

Health and Safety

The principal objective of the Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Minerals and Energy the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also gives employees the right to refuse dangerous work. Finally, it describes the powers and functions of a mine health and safety inspectorate and the process of enforcement.

Under the Mine Health and Safety Act, an employer is obligated, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety.

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

Mineral Rights

The New Minerals Act

The New Minerals Act came into effect on May 1, 2004. The New Minerals Act vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. Gold Fields currently owns substantially all of the mineral rights under the previous regime for the properties for which it has mining authorizations and will seek to convert these rights into mining rights under the New Minerals Act.

Under the former regulatory regime, mineral rights (which encompassed the right to prospect and mine) in South Africa were held either privately or by the government of South Africa. Ownership of private mineral rights was held through title deeds and constituted real rights in land, which were enforceable against any third party. Prospecting and mining are now regulated by the provisions of the New Minerals Act, including the transitional provisions included therein.

The transitional provisions of the New Minerals Act phase out existing rights to prospect and mine granted under the old legislation. The transitional provisions contemplate three scenarios, applicable when the New Minerals Act came into effect: (1) mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place; (2) mineral rights that are the subject of prospecting permits and prospecting is taking place; and (3) mineral rights in respect of which a mining authorization has been issued and mining is taking place. The rights described in the three categories are referred to as old order rights. Under category (1), the holders of privately-held mineral rights would need to apply for a prospecting or mining right in their own names to replace their existing mineral rights. Application has to be made within one year of the relevant provision of the New Minerals Act becoming operational. Under categories (2) and (3), any prospecting permit or mining authorization granted under the old legislation would continue to be valid for the period granted under the old legislation, subject to a maximum period of two or five years, respectively. After the lapse of the one year period referred to in category (1) and the two and five year periods in categories (2) and (3) respectively, the mineral rights would cease to exist. Within these periods, in order to continue with mining or prospecting operations, the holders of mineral rights and prospecting permits or mining authorizations would have to apply for a new prospecting right or mining right in respect of category (1) and for conversion to new prospecting or mining rights in respect of categories (2) and (3). Gold Fields is entitled to conversion of its existing old order rights provided that it complies with the requirements for conversion, some of which are of a discretionary nature.

Under the New Minerals Act prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals and Energy, or the Minister, when exercising her discretion whether to grant these applications including, for example, evidence of an applicant’s ability to conduct mining operations optimally. Gold Fields might not be successful in its applications for new prospecting rights or mining rights.

The provisions of the New Minerals Act provide that a mining or prospecting right granted under the New Minerals Act could be cancelled if the mineral to which such mining right relates is not mined at an “optimal” rate. Furthermore, royalties not payable under the old legislation may become payable to the State. See “— The Royalty Bill.”

The Mining Titles Registration Amendment Act, or the Mining Titles Act, came into force on May 1, 2004. The Mining Titles Act provides for the registration of rights granted under the New Minerals Act. The Mining Titles Act repeals certain sections of the current legislation dealing with the registration of mineral rights, subject to the transitional provisions of the New Minerals Act. Until rights held under the previous regime are converted to rights under the New Minerals Act, rights held under the previous regime that become subject to a change in ownership during the transition period will not be able to be registered under the name of the new owner. See “Risk Factors — Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens — The New Minerals Act.”

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

To achieve these objectives, the charter requires that mining companies achieve a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years by each mining company. Ownership can comprise active involvement, through HDSA controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad based vehicles like employee stock option plans. The charter envisages measuring progress on transformation of ownership by:

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

When considering applications for the conversion of existing licenses, the government will take a “scorecard” approach to the different facets of promoting the objectives of the charter. In February 2003, the Department of Minerals and Energy, or DME, published the scorecard, which is intended to facilitate the application of the charter and measure compliance with the empowerment requirements of the New Minerals Act for the purpose of determining whether an application for conversion of old order rights to new order rights should be granted. The scorecard sets out the requirements of the charter in tabular form which allows the DME to “tick off” areas where a mining company is in compliance. The scorecard covers the following areas:

•        human resource development;

•        employment equity;

•        migrant labor;

•        mine community and rural development;

•        housing and living conditions;

•        ownership and joint ventures;

•        beneficiation; and

•        reporting.

The scorecard does not indicate the relative significance of each item, nor does it provide a particular score which an applicant must achieve in order to be in compliance with the charter and be granted new order rights. The charter, together with the scorecard, provides a system of “credits” or “offsets” with respect to measuring compliance with HDSA ownership targets. Offsets may be claimed for beneficiation activities undertaken or supported by a company above a predetermined “base state,” which has not yet been established for each mineral. Offsets may also be claimed for continuing effects of previous empowerment transactions.

The charter also requires mining companies to submit annual, audited reports on progress towards their commitments, as part of an ongoing review process.

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvela Transaction, involving the acquisition by Mvela Resources of a 15% beneficial interest in the South Africa gold mining assets of Gold Fields for cash consideration of R4,139 million. See “Operating and Financial Review and Prospects — Overview — Mvelaphanda Transaction.” The Mvela Transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the mining charter coming into effect. There is no guarantee, however, that the Mvela Transaction will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10 year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the mining charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful conversion of any or all of its existing mining rights or for the grant of new mining rights or that the terms of any conversion or grant would not be significantly less favorable to Gold Fields than the terms of its current rights. See “Risk Factors — Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens — The New Minerals Act.” Management believes that Gold Fields is well positioned to meet the requirements of the mining charter within the prescribed periods.

The Royalty Bill

On March 20, 2003, the draft Mineral and Petroleum Royalty Bill, or the Royalty Bill, was released for public comment. The South African National Treasury subsequently missed an August 1, 2003, deadline for submitting a revised draft to the South African Parliament and, as yet, no revised draft has been submitted or published.

The Royalty Bill proposes to impose a 3% revenue based royalty on the South African gold mining sector payable to the South African government. The royalty would be calculated on the basis of published tradable value or, where no published tradable value is available, on an imputed gross sales value of the relevant mineral. The royalty would be deductible as an expense for income tax purposes as opposed to a rebate against income tax. Under the terms of the proposed Royalty Bill, the royalty is to take effect when companies convert to new order mining rights in accordance with the New Minerals Act, although the Minister has indicated that the royalty is not expected to take effect until the transitional period for the conversion of mining rights under the New Minerals Act expires. The Minister of Finance in his Budget Speech in February 2004 indicated that the royalty will be based on revenues and will take effect in 2009. The Royalty Bill is in the process of being drafted and is expected to contain an ad valorum royalty on gross sales. If adopted, in either its current or a revised form, the Royalty Bill could have an adverse effect on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Key Information — Risk Factors — Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens — The Royalty Bill.”

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

The Restitution of Land Rights Amendment Act, or the Amendment Act, became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which promote restitution to those entitled or would encourage alternative relief to those not entitled. See “Key Information — Risk Factors — Gold Field’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.”

Exchange Controls

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, comprising South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including companies. The basic purpose of exchange controls is to mitigate the decline of foreign capital reserves in South Africa and the devaluation of the Rand against other currencies, in particular the U.S. dollar. It is anticipated that South African exchange controls will continue to operate for the foreseeable future. The South African government has, however, committed itself to gradually relaxing exchange controls and a significant relaxation has occurred in recent years. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents in relation to inflows and outflows of capital. The gradual approach to the abolition of exchange controls adopted by the South African government is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time.

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

Transfers of funds from South Africa for the purchase of shares in existing offshore entities or for the expansion of existing business ventures offshore require Exchange Control approval. Under the exchange control regulations, Gold Fields and its South African subsidiaries can invest overseas only if the investment meets certain tests, including one of “national interest,” as determined by the SARB. However, consideration will be given to applications submitted to the SARB to transfer funds from South Africa for the purpose of initial foreign expansion and expansion of existing projects.

South African companies are allowed to retain outside South Africa foreign dividends declared after October 26, 2004. Foreign dividends repatriated to South Africa after that date may be retransferred abroad at any time and be used for any purpose.

A listing by a South African company on any stock exchange other than the JSE in connection with raising capital needs permission from the SARB. Any such listing which would result in a South African company being redomiciled also needs approval from the Minister of Finance.

Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields’ seek further SARB approval prior to applying any such funds to a specific use. Any limitations imposed by the SARB on Gold Fields’ use of the proceeds of a capital raising could adversely affect Gold Fields financial and strategic flexibility. See “Key Information — Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.”

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

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and individuals with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are also required under the Minerals and Mining Law, 1986 (P.N.D.C. Law 153), to have due regard to the effect of their operations on the environment and to take steps to prevent pollution of the environment.

The principal legislation regulating activities which affect the environment is the Environmental Protection Act, 1994 (Act 490), and the Environmental Assessment Regulations (LI 1652) and related guidelines. Mining operations are required by these laws to undergo an environmental impact assessment process, to obtain approval for an environmental permit prior to commencing operations and subsequently, after a period of operation, to submit an environmental management plan for the operations to obtain an environmental certificate. The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. This obligation is included in a reclamation security agreement signed by the mining company and negotiated with the Environmental Protection Agency, or EPA, and is secured by posting reclamation bonds and a cash deposit, which serve as a security deposit against default.

In Ghana, environmental management plans are submitted every three years and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Updated reclamation plans are submitted to the EPA every two years with readjustment of the calculated bond. Gold Fields Ghana has posted a reclamation bond of $7.4 million representing 50% of the liability estimated to have occurred by December 2005. Estimated rehabilitation costs totaling $26.6 million are forecast over the life of Tarkwa Reclamation bonds are assessed based on 50% of the agreed estimated rehabilitation costs for the two year period after the date of the last reclamation plan.

Gold Fields Ghana has an environmental permit for the Tarkwa property. Gold Fields Ghana has been issued an environmental certificate dated October 27, 2003 which expires on October 26, 2006.

Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in Ghana and has received full certification under ISO 14000. Gold Fields’ operations in Ghana received full ISO 14001 certification in fiscal 2003.

Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including the Ghanaian operations, are committed to complying with the code. The implementation structure of the code allows the operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

Abosso has submitted the required environmental management plans and reclamation plans and is in compliance with all permit, certificate and reclamation requirements. An environmental certificate for the Damang mine was issued on October 9, 2003 for a two year period to October 8, 2005. On August 24, 2005, Abosso submitted an application supported by an environmental management plan for the years 2005 to 2008 to the EPA for renewal of its environmental certificate. Although Gold Fields’ renewal has not yet been granted, Gold Fields is not aware of any impediment to the renewal of its environmental certificate.

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

Health and Safety

A mine owner is statutorily obligated to, among other things, take steps to ensure that the mine is managed and worked in accordance with the provisions of the Mining Regulations, 1970 L.I. 665, which provide for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken at every mining operation to ensure the safety and health of mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety on the mine. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shut down of all or a portion of the mine or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offence. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer adverse consequences. See “Key Information — Risk Factors — Gold Fields’ operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.”

On September 12, 2003, the National Health Insurance Act, 2003 (Act 650), came into effect. The act requires every person resident in Ghana to belong to either a public or private health insurance scheme. To fund the National Health Insurance Fund, the act imposes a levy of 2.5% on goods and services produced or provided in, or imported into, Ghana. By the National Health Insurance (Commencement of Levy) Instrument, 2004 (L.I. 1973), the imposition of the levy came into force on August 1, 2004. Certain types of machinery used in mining, as well as water and certain types of fuel are exempt from the levy. Employers who establish or contribute to a private health insurance scheme are not exempt from payment of the levy. As a result, the imposition of the levy could increase Gold Fields’ costs with respect to goods and services utilized in Ghana, including labor costs. See “Key Information — Risk Factors — Gold Field’s operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.”

Mineral Rights

Under the Minerals and Mining Law 1986 (PNDCL 153), or the Minerals and Mining Law, neither a landowner nor any other person may search for minerals or mine on any land without having been granted a mineral right by the Minister responsible for mines.

Gold Fields Ghana holds five mining leases in respect of its operations at the Tarkwa property, each dated April 18, 1997, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for its operations at the former Teberebie property. The Tarkwa property mining leases all expire in 2027 and the Teberebie property mining leases both expire in 2018. Under the provisions of the Minerals and Mining Law and the terms of the mining leases, all of the Tarkwa property and Teberebie property mining leases are renewable by agreement between Gold Fields Ghana and the government of Ghana. Abosso has applied to the Minister responsible for mines for the conversion of a prospecting licence to a mining lease to allow it to commence mining in its Lima South Pit at Damang.

Abosso holds a mining lease in respect of the Damang mine dated April 19, 1995, as amended by an agreement dated April 4, 1996. This lease expires in 2025. As with the Tarkwa and Teberebie mining leases, this lease is renewable under its terms and the provisions of the Minerals and Mining Law by agreement between Abosso and the government of Ghana.

In addition, under Ghanaian law, the Tarkwa property mining leases are subject to the ratification of Parliament. The Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the government of Ghana, has submitted the Tarkwa property leases for parliamentary ratification, but they have not yet been ratified. See “Key Information — Risk Factors — Gold Fields’ mineral rights in Ghana are currently subject to regulations, and will become subject to new regulations, which could impose significant costs and burdens.”

The Minerals and Mining Bill, or the Minerals Bill, proposing amendments to Ghana’s minerals and mining laws has been laid before the Ghanaian Parliament. The Minerals Bill, if passed, will repeal the Minerals and Mining Law and the amendments to it. The major provisions contemplated by the Minerals Bill are as follows:

•        applications for the grant of a mineral right would be considered on a first come first served basis;

•        the government of Ghana’s right to a 10% free carried interest in mineral operations will be restricted to mining leases;

•        mineral rights in land over which mineral rights have been granted may not be granted to any other person in respect of the same minerals;

•        introduction of a new system for demarcating the land, know as the cadastral system, whereby land would be demarcated in blocks. Under the new system a mining lease area may not be less than one block or more than 300 contiguous blocks. A block is defined as 21 hectares;

•        mining companies which have invested or intend to invest at least $500 million may benefit from stability and development agreements, relating to both existing and new operations, which will serve to protect holders of current and future mining leases for a period not exceeding 15 years against changes in laws and regulations generally and in particular relating to customs and other duties, levels of payment of taxes, royalties and exchange control provisions, transfer of capital and dividend remittances. A development agreement may contain further provisions relating to the mineral operations and environment issues. Each stability and development agreement will be subject to the ratification of Parliament;

•        provisions requiring the renewal of the mining lease once the holder has made an application for renewal pursuant to terms of the lease if the holder is in material compliance with its obligations under law and under the lease; and

•        changes to the definition of a “mining company.” Under the existing Minerals and Mining Law, a mining company is defined as a company which or whose subsidiary is the holder of a mining lease. The Minerals Bill proposes to define a mining company as “a company which or whose subsidiary is the holder of a mineral right” (which includes prospecting and reconnaissance licence holders) and will exclude companies listed on a stock exchange and companies whose holding in mining companies or whose subsidiary’s assets are less than 50% of the market value of their total assets. The effect of this re-definition appears to be that prospecting or reconnaissance licence holders as well as mining lease holders would be required to notify the Minister responsible for mines of changes in control. Additionally, similar to its rights currently in respect of companies holding mining licenses, the government of Ghana would be entitled to a “special share” in prospecting or reconnaissance licence holders. See “— Government Option to Acquire Shares of Mining Companies.”

The Minerals Bill provides that leases, permits and licences granted or issued under the repealed enactments will continue under those laws unless the Minister responsible for minerals by regulation provides otherwise.

A license is required for the export, sale or other disposal of minerals and the permission of the Chief Inspector of Mines is required to remove minerals obtained by the holder of a mineral right. Under Ghanaian law, the government has the right to compel the sale to it of all mineral rights obtained in Ghana and all products derived from the refining or treatment of minerals. However, the current project development agreement between, among others, Gold Fields Guernsey Limited and the government of Ghana, entitles Gold Fields to export and sell its entire production of gold and by-products. In respect of Abosso, the government has agreed pursuant to a deed of warranty dated April 26, 1996, not to exercise these pre-emption rights for as long as Abosso follows the procedure for marketing its products as may be approved by the Bank of Ghana acting on the advice of the Minerals Commission.

Under the provisions of the Minerals and Mining Law, the size of an area in respect of which a mining lease may be granted cannot exceed 50 square kilometers for any single grant or 150 square kilometers in the aggregate for any company. Gold Fields Ghana’s mining leases cover approximately 207 square kilometers and Abosso’s mining lease covers approximately 52 square kilometers. Gold Fields Ghana is currently discussing a development agreement with the Ghanaian government which would permit it to hold all its current land.

Recent Fiscal Measures

The Ghanaian elections of 2000 resulted in the principal opposition party winning and therefore forming the present government which was re-elected in 2004. Since this government came into power it has passed legislation imposing a national reconstruction levy for the calendar years

2001 and 2002, which in the case of mining companies is 2.5% of operating profit. This levy was extended for the calendar years 2003, 2004 and 2005. Additionally the current Ghana government has introduced measures imposing levies on mining equipment previously exempt from customs duty.

In January 2005, the Ghana budget statement reduced the corporate tax rate from 32.5% to 28% and the national reconstruction levy from 2.5% to 1.5%. There have been some indications that for 2006 the corporate tax rate may be reduced to 25% and the national reconstruction levy may be eliminated.

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

The Contaminated Site Act 2003 is expected to come into effect in late 2005. This legislation will require Gold Fields to report known or suspected contaminated sites. Gold Fields may also be required to remediate an affected site if there is contamination that is likely to cause harm to human health or the environment. The government of Western Australia recently amended the Environmental Protection Act 1986 to create new offenses in relation to environmental harm (some of which provide for strict liability) and other obligations with which Gold Fields must comply. One of the purposes for these amendments is to broaden the Department of Environmental Protection’s power to prosecute for environmental harms. As a result, Gold Fields’ exposure to prosecution for environmental harms may be increased. Further, as a result of these changes, Gold Fields’ environmental duties and responsibilities will be increased, which could impose significant costs and burdens. See “Key Information — Risk Factors — Gold Fields’ operations in Australia are subject to environmental regulations which could impose significant costs and burdens.”

Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including the Australian operations, are committed to complying with the code. The implementation structure of the code allows the operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

Health and Safety

The Western Australia Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, regulates the duties of employers and employees in the mining industry with regard to occupational health and safety and outlines offenses and penalties for breach. The regulations prescribe specific measures and provide for inspectors to review the work site for hazards and violations of the health and safety requirements. A violation of the health and safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shut down of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. However, mine owner liability for contractors’ employees and labor hire employees under the Safety and Inspection Act extends only to matters over which the employer has the capacity to exercise control. See “Key Information — Risk Factors — Gold Fields’ operations in Australia are subject to health and safety regulations which could impose significant costs and burdens.”

The Safety and Inspection Act was amended in April 2005 and the changes include:

•        a new regime of penalties characterized by significant increases (particularly in relation to companies), higher penalties for repeat offenses, and new offenses of causing death or serious harm through ‘gross negligence’, which attract high penalties including the option of imprisonment;

•        broader powers for inspectors to impose improvements or prohibition notices on machinery and work practices; and

•        a new duty of care imposed on employers with respect to residential accommodation supplied in connection with employment.

The effect of the amendments is that Gold Fields’ exposure to prosecution has increased, as has the cost of health and safety compliance of Gold Fields’ mining operations in Australia.

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

Property

Gold Fields’ operations as of June 30, 2005 comprised the following:

Gold Fields’ operative mining areas as of June 30, 2005
Operation	Size
Driefontein	8,594 hectares
Kloof	20,087 hectares
Beatrix	16,821 hectares
Ghana
Tarkwa	20,825 hectares
Damang	5,239 hectares
Australia
St. Ives	87,363 hectares
Agnew	59,272 hectares

Gold Fields leases its corporate headquarters in Johannesburg.

As discussed earlier, the New Minerals Act came into operation on May 1, 2004 and vests the right to prospect and mine in the state with administration by the government of South Africa.

The transitional provisions of the New Minerals Act phase out existing rights to prospect and mine granted under the old legislation. Gold Fields owned substantially all of the mineral rights under the previous regime for which it has mining authorizations under that regime. Gold Fields is in the process of applying for conversion of its mineral rights into mining rights under the New Minerals Act. Although Gold Fields has not yet received its mining rights under the New Minerals Act, it believes it is in compliance with the criteria for such rights and expects the rights to be issued in fiscal 2006. Gold Fields has submitted its applications for the conversion of the mineral rights for Driefontein, Beatrix and Kloof under the New Minerals Act. Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns various mineral rights, under the previous regime, and surface rights contiguous to its operations in South Africa. As required under the New Minerals Act, Gold Field has submitted its surface rights utilized for mining purposes for registration. Gold Fields has received mining rights on properties which it has identified as being able to contribute, now or in the future, to its business and will similarly seek to convert those mining rights to mining rights under the New Minerals Act. See “— Regulatory and Environmental Matters — South Africa — Mineral Rights.”

Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a royalty which is calculated on the basis of a formula which ranges from 3% to 12% of revenues derived from mining at the sites. For fiscal 2005, this formula resulted in Gold Fields Ghana paying royalties equivalent to approximately 3% of the revenues from gold produced at the Tarkwa and Teberebie properties, and Abosso paying approximately 3% of the revenues from gold produced at the Damang property.

In Australia, mining rights and property are leased from the state. Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. Gold Fields pays a royalty to the state of 2.5% of revenues from gold produced at St. Ives and Agnew.

Gold Fields also holds exploration tenements covering a total of approximately 22.5 million hectares (excluding mining leases and the Cerro Corona exploration leases) in various countries, including China, Indonesia, Finland, South Africa, Ghana and Australia. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. See “— Exploration.”

Gold Fields holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals. In addition, Gold Fields controls, directly and indirectly, approximately 66,000 hectares of land in the West Wits region, including, among other things, a nature reserve, wetlands and a golf course.

Research and Development

Gold Fields undertakes various research and development projects relating to gold production technology and potential uses of gold. In particular, Gold Fields has developed a patented technology called Biox ® through its wholly-owned Swiss subsidiary Biomin Technologies S.A. Biox ® involves a process by which bacteria releases gold from sulfide bearing gold ore to permit more economical recovery of the gold. During fiscal 2004, Gold Fields reevaluated the potential future income arising from existing and possible new contracts for Biox ®, and as a result reduced the carrying value of the patent. See “Operating and Financial Review and Prospects — Years ended June 20, 2004 and 2003 — Impairment of assets.”

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

Legal Proceedings

Gold Fields is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

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

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with Gold Fields’ consolidated financial statements including the notes, appearing elsewhere in this annual report. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” and “Key Information — Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Overview

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is currently the second largest gold producer in South Africa, on the basis of annual production, and one of the largest gold producers in the world. Gold Fields is also currently engaged in exploration activities for platinum group metals primarily in Finland . In the year ended June 30, 2005, Gold Fields produced 4.5 million ounces of gold, 4.2 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Gold Fields Limited, or Abosso. Gold Fields reported attributable gold reserves of 62.8 million ounces as of June 30, 2005 (including 2.4 million ounces of proven and probable gold reserves for the Cerro Corona Project that will be attributable to Gold Fields upon completion of its acquisition of an 80.7% economic interest in the Cerro Corona Project; see “Information on the Company — Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project”).

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

With effect from July 1, 1999, Gold Fields acquired the remaining interest in the St. Helena mine and reorganized the group to simplify its holding structure. For further details of the evolution of the Gold Fields group structure, see “Information on the Company — History.”

Total gold production was 4.577 million ounces in fiscal 2003 (4.334 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso). Total gold production decreased to 4.406 million ounces in fiscal 2004 (4.158 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso). This decrease was due to the closure of two loss making shafts, Kloof Shaft No. 9 and Driefontein Shaft No. 10 and the planned reduction of marginal mining at the South African operations. This strategy was due to the sharp reduction in the rand gold price in the latter half of the year. In fiscal 2005 total gold production increased to 4.488 million ounces (4.219 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso). This increase was mainly due to the increase in underground yields at the South African operations, in line with the strategy to reduce marginal mining, and increased production at Tarkwa, in Ghana, following commissioning of a new mill in October 2004.

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

On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly owned subsidiary of Mvela Resources, and GFIMSA entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA. This agreement became effective following the advance by Mvela Gold of the loan to GFIMSA described below, which is referred to in this discussion as the Mvela Loan, and, among other things, provides for Mvela Gold to nominate two members of GFIMSA’s board of directors and two members of each of GFIMSA’s Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the mining charter promulgated under the Mineral and Petroleum Resources Development Act 2002. See “Information on the Company — Regulatory and Environmental Matters — South Africa — Mineral Rights.” Under the Covenants Agreement, GFIMSA cannot dispose of any material assets, enter into, cancel or alter any material transaction between GFIMSA and any related party or make any material amendment to its constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFIMSA wants to increase the interest of black empowerment entities in GFIMSA or in any business or assets of GFIMSA, other than pursuant to an employee share incentive scheme, Gold Fields must offer to Mvela Gold the opportunity to increase its interest in GFIMSA. By its terms, the Covenants Agreement remains in force for so long as Gold Fields remains a shareholder in GFIMSA and Mvela Gold holds the right to subscribe for 15% of the shares in, or is a shareholder of, GFIMSA, provided that it terminates if the shares of GFIMSA are listed on the JSE Securities Exchange South Africa.

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

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for Rand 100 million of the shares issued by Mvela Resources in the private placement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields has effectively guaranteed a loan of Rand 150 million made by the PIC to Micawber, or the PIC Loan. Interest on the PIC Loan accrues at the rate of 14.25%, is compounded semi-annually and is payable in one lump sum at the end of the term of the loan. Under the terms of the PIC Agreement, the PIC has the right to require Gold Fields to assume all its rights and obligations under the PIC Loan, together with its underlying security, which consists of the PIC’s proportionate share of Mvela Gold’s rights under the Subscription and Share Exchange Agreement and a guarantee of Rand 200 million from Mvela Resources, at a price equal to the value of the principal and interest of the PIC Loan, net of a guarantee fee equal to 3.75% per annum of the value of the principal and interest of the loan, if, at the time the PIC Loan is due for repayment, Micawber does not repay the loan in full. Whether or not the PIC requires Gold Fields to assume its rights and obligations under the PIC Loan, the PIC is obligated to pay the guarantee fee to Gold Fields on the date on which the PIC Loan is repaid to the PIC. See “ — Liquidity and Capital Resources — Cash Resources — Investing” and “ — Credit Facilities — Mvela Loan.”

On February 13, 2004, the Mvela Loan Agreement was amended, principally in order to add and clarify certain definitions.

On November 17, 2004, GFL Mining Services Limited, or GFLMSL, Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, referred to in this discussion as the Amendment Agreement, amending the existing agreements relating to the Mvelaphanda Transaction, including the Subscription and Share Exchange Agreement and the Covenants Agreement. Pursuant to the Amendment Agreement, among other things, (i) GFIMSA agrees not to repay any debt owing, as at the date on which the Mvela Loan was advanced, to Gold Fields or any subsidiary of Gold Fields that is not a subsidiary of GFIMSA prior to the time Mvela Gold may exchange its shares in GFIMSA for Gold Fields ordinary shares, pursuant to the Subscription and Share Exchange Agreement, (ii) GFIMSA must utilize 50% of its free cash flow to pay certain intra-group indebtedness and (iii) Mvela Gold will be entitled to not less than 45,000,000 or not more than 55,000,000 Gold Fields ordinary shares in the event that GFIMSA shares are exchanged for Gold Fields shares pursuant to the Subscription and Share Exchange Agreement. These minimum and maximum numbers of ordinary shares are subject to adjustment to take account of changes to Gold Fields’ capital structure and certain corporate activities of Gold Fields. The amendments were approved by the Senior Agent and by the lenders who provided the commercial bank debt and mezzanine finance to Mvela Gold to fund, in part, the Mvela Loan.

Strategy

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields also has reported gold and copper reserves at the Cerro Corona Project, a development project in Peru. The gold industry has historically been highly fragmented and a trend has been underway to consolidate the industry through mergers and acquisitions.

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

Generally, Gold Fields’ strategy consists of the following key elements:

•                  Operational excellence which is aimed at improving returns through the optimization of existing assets. This is achieved in the first instance through improving productivity. Secondly, it also implies the reduction of costs through cost management initiatives and growing assets through inward investment;

•                  Growing Gold Fields by diversifying geographical, technical and product risk through acquiring and developing additional long-life assets. Starting in fiscal 2004, Gold Fields set a goal of achieving an additional 1.5 million ounces of annual gold production by the end of calendar 2009;

•                  Securing the future of Gold Fields by earning and maintaining what Gold Fields calls its “license to operate” in those countries and regions in which it operates and upholding strong principles of corporate governance. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located to deal with issues related to sustainable development.

Operational Excellence

Management believes that improved profitability at existing operations can be achieved by increasing mining rates, increasing mining quality and reducing costs. Management believes that significant opportunity exists to do this, specifically through:

•                  Increasing development rates at the South African operations to provide for ore reserve and mining flexibility

•                  Increasing quality mining through increasing volumes mined above the paylimit and/or cut-offs and ensuring that dilution is minimized. Dilution can be minimized through programs aimed at reducing the quantities of waste mined in the underground and open pits. Quality can be improved through ongoing grade control and optimizing mine call factors;

•                  Increasing productivity through skills development programs, aligning incentive schemes with desired outcomes, removing bottlenecks, improving ventilation and lowering temperatures at the South African operations, rationalization of infrastructure and plant modernizations;

•                  Investing in cost reduction through replacement of older equipment with modern and more efficient equipment;

•                  Reducing costs through improving controls over the consumption of materials used on the mines, implementing improved procurement practices and exploring opportunities for global and regional supply contracts; and

•                  Improving efficiencies and controls in areas such as people management, planned maintenance, transport and medical facilities.

Acquisitions and Exploration

Gold Fields is one of the largest producers of gold in the world based on annual gold production. Gold Fields’ corporate development mandate is to grow as a world leader in developing and operating low-cost, long life precious metal mines. Gold Fields is sensitive to the fact increased competition for acquisitions and higher gold prices are pushing asset prices to levels that threaten returns. The impact on returns has been exacerbated by higher input costs, particularly as significant increases in base metal prices has led to increased mining of base metals, which uses some of the same inputs as gold, and therefore increased overall demand for those products.

For acquisitions of gold assets or companies outside South Africa, Gold Fields is at somewhat of a disadvantage to certain of its competitors, but this also has offsetting strengths. First, South African exchange control regulations limit Gold Fields’ ability to provide guarantees or borrow outside South Africa without express approval from the South African Reserve Bank, or the SARB. However, in his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends.  Second, shares of South African companies tend to be viewed as less attractive acquisition currency than shares of non-South African companies, despite the relaxation of exchange controls. On the other hand, Gold Fields has a strong balance sheet and low debt-to-equity ratio that diminishes the equity pricing disadvantage, and also has a skilled and effective corporate evaluation and acquisition team, and a sound track record in project development.

Gold Fields also maintains an active global exploration effort for gold and PGMs through exploration offices worldwide and an exploration philosophy that management believes is well focused and cost efficient.

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

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the London afternoon fixing price of gold in U.S. dollars for the past 12 calendar years and to date in calendar year 2005:

	Price per ounce
Year	High	Low	Average
	($)	($)	($)
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005 (through November 30, 2005)	496	411	439

Source: Bloomberg

On November 30, 2005, the London afternoon fixing price of gold was $495.65 per ounce.

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

Gold Fields’ realized gold price

The following table sets out the average, the high and the low London afternoon fixing price of gold and Gold Fields’ average U.S. dollar realized gold price during the past three fiscal years:

	Year ended June 30
	2003	2004	2005
	($/oz)	($/oz)	($/oz)
Average	334	389	422
High	382	427	454
Low	302	342	387
Gold Fields’ average realized gold price(1)	333	387	422

Note:

(1)          Gold Fields’ average realized gold price differs from the average gold price due to the timing of its sales of gold within each year.

Costs

Over the last three fiscal years, Gold Fields’ total cash costs have typically made up approximately 80% of total costs and consist primarily of labor and, where applicable, contractor costs, and consumable stores, which include explosives, timber and other consumables, including diesel fuel and other petroleum products.

Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 50% of total cash costs at the South African operations. At the South African operations, power and water make up approximately 11% of costs. At the Ghana operations, mining operations at Damang are conducted by an outside contractor, while starting in fiscal 2005, Tarkwa began engaging in owner mining, having purchased its own mining equipment which was fully commissioned by September 2004 and therefore significantly reducing its use of outside contractors.  Contractor costs represented on average 42% of total cash costs at Tarkwa over the last three fiscal years, and 22% of total cash costs during fiscal 2005. Over the last three fiscal years contractor costs represented on average 47% of total cash costs at Damang. Direct labor costs represent on average a further 10% of total cash costs at Tarkwa and 12% in fiscal 2005. Over the last three fiscal years direct labor costs represented on average 8% at Damang. At the Australian operations, mining operations are conducted by outside contractors. Over the last three fiscal years, total contractor costs represented on average 61% at Agnew and 74% at St. Ives of total cash costs and direct labor costs represented on average a further 26% at Agnew and 12% at St. Ives of total cash costs. For open-pit operations, such as those at the Ghana and Australia operations, cash costs tend to vary over the life of the open pit. Initially, cash costs are relatively high because the proportion of waste rock to ore, or stripping ratio, is higher when operations first commence. As an open pit evolves, the stripping ratio and cash cost per ounce tend to decrease. Stripping ratios can however increase over the life of an operation. Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of its mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three fiscal years, fuel costs have represented approximately 12% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at the South African or Australian operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the open pits and the distances between the pits and the plants. In addition, the strengthening of the Rand and the Australian dollar against the US dollar over the period has helped to reduce the impact of oil price increases at those operations, whereas fuel prices in Ghana are generally priced in, or indexed to, the US dollars. In order to provide some protection against future rises in oil prices, and therefore in diesel fuel prices, on June 8, 2005, Gold Fields Ghana Limited and Abosso Gold Fields Limited purchased an Asian-style International Petroleum Exchange, or IPE,  Gasoil call option for one year, expiring May 31, 2006, for a total of 51.6 million liters at a strike price of US$0.45 per liter. Two thirds of this hedge is for Tarkwa and one third is for Damang. See “Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Sensitivity,” “ — Commodity Hedging Policy — Oil,” “ — Commodity Hedging Experience — Oil” and “ — Commodity Price Contract Position — Oil.”

The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs, and selling, administration and general and corporate charges.

Income and Mining Taxes

South Africa

Gold Fields pays taxes on mining income and non-mining income. As a result of the consolidation of the South African assets into GFIMSA, the mines are no longer separate tax entities but are treated as a single tax entity except in respect of capital expenditure, which is ring fenced to each mine separately. The amount of Gold Fields’ mining income tax is calculated on the basis of a formula, which takes into account total revenue and profits from, and capital expenditures for, mining operations. Five percent of total mining revenue is exempt from taxation. The amount of revenue subject to taxation is calculated by subtracting capital expenditures from operating profit, and making certain other minor adjustments to derive taxable income. The amount by which the adjusted profit figure exceeds 5% of total mining revenue constitutes taxable mining income.

The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, and at present the STC tax rate is 12.5% on the net amount of dividends declared. In 1993, all existing gold mining companies had the option of electing to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In each of fiscal 2004 and 2003 the tax rates for taxable mining income for companies that elected the STC exemption were 46%, compared to 37% if the STC exemption election was not made. For fiscal 2005 these tax rates decreased to 45% for taxable mining and non-mining income and 35% if the STC exemption election was not made. The non-mining tax rate decreased to 37% in fiscal 2005 from 38% in fiscal 2004. All of Gold Fields’ operating subsidiaries in South Africa have elected the STC exemption. However, Gold Fields itself, as a holding company without its own gold mining operations, is not eligible to be exempt from STC. To the extent Gold Fields receives dividends from any of its South African gold mining subsidiaries, such received dividends are offset against the amount of dividends paid by Gold Fields for purposes of calculating the amount subject to the 12.5% STC tax.

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

Ghana

Ghanaian resident companies are subject to tax on the basis of income derived from, accruing in or brought into Ghana. The standard corporate income tax rate is currently 28% having been reduced from 32.5% with effect from January 1, 2005. As a result, an average rate of 30.25% was applied to fiscal 2005 taxable income. There is also a reconstruction and development levy, introduced on January 1, 2001, of 2.5% on operating profit. The Tarkwa and Damang operations are also subject to a 3% gold royalty, which came into effect from July 4, 1986, because the mineral rights are owned by the state. This royalty is included in Gold Fields’ income and mining tax benefit/(expense) line item in Gold Fields’ consolidated statements of operations.

Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowances consist of an initial allowance of 80% of the cost of the asset and the balance is depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the project development agreement entered into between the Ghanaian government and Gold Fields Ghana and the deed of warranty entered into between the Ghanaian government and Abosso, the government has agreed that no withholding tax shall be payable on any dividend or capital repayment declared by Gold Fields Ghana or Abosso which is due and payable to any shareholder not normally resident in Ghana. Gold Fields Ghana does not currently incur tax liabilities due to capital allowances carried forward.

Australia

Generally, Australia will impose tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs are deductible in full as incurred and other capital expenditure is deductible over the lives of the assets acquired. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. The St. Ives and Agnew operations are also subject to a 2.5% gold royalty, which came into effect from July 1, 1998, because the mineral rights are owned by the state. This royalty is included in Gold Fields’ income and mining tax benefit/(expense) line item in Gold Fields’ consolidated statements of operations.

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

The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. This gross up calculation was performed in fiscal 2005 by Gold Fields’ subsidiaries in Australia and Gold Fields recorded a net gross up of $26.8 million. This gross-up has been included in the income and mining tax benefit for fiscal 2005.

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

Exchange Rates

Gold Fields’ South African revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a lower Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates.”

With respect to its operations in Ghana, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are determined according to a formula by which costs are indexed to the U.S. dollar. Accordingly, fluctuations in the Cedi do not materially impact operating results for the Ghana operation.

With respect to the Australian operations, Gold Fields expects that the effect of fluctuations in the value of the Australian dollar against the U.S. dollar will be similar to that for the Rand, with weakness in the Australian dollar resulting in improved earnings for Gold Fields and strength in the Australian dollar producing the opposite result. Gold Fields agreed with the lenders providing the loans for the acquisition of St. Ives and Agnew to manage its exposure to fluctuations in the value of the Australian dollar against the U.S. dollar by entering into financial instruments that fix the exchange rates for a portion of the expected future revenues from the operations. These financial instruments were closed out on January 7, 2004. However, in order for the Group to participate in any future Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased of which the value dates and amounts matched those of the original structure. See “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Hedging Experience — St. Ives and Agnew Australian Dollar Instruments.” Gold Fields accounts for these financial instruments on a mark-to-market basis, using exchange rates prevailing at the end of the relevant accounting period. See “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Hedging Experience — Foreign Currency Sensitivity Analysis — St. Ives and Agnew Dollar Instruments.”

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

South African and Ghanaian Economic and Political Environment

Gold Fields is a South African company and a substantial portion of its operations, based on gold production, are in South Africa. As a result, Gold Fields is subject to various economic, fiscal, monetary and political policies and factors that generally affect South African companies. See “Key Information—Risk Factors—Political or economic instability in South Africa or regionally may have an adverse effect on Gold Fields’ operations and profits.”

South African companies, including Gold Fields, are subject to exchange control restrictions which require companies to repatriate some or all of its offshore profits. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. In particular, in his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. An exchange control circular from the South African Reserve Bank detailing and regulating the above relaxations is expected shortly. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls.”

Gold Fields also has significant operations in Ghana and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Ghana. See “Key Information—Risk Factors—Political or economic instability in Ghana may have an adverse effect on Gold Fields’ operations and profits.” In addition, pursuant to an agreement which it has entered into with the Ghanaian government with respect to the Tarkwa mine, Gold Fields is required to repatriate at least 20% of the revenues derived from the Tarkwa mine to Ghana and either use such amounts in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. See “Information on the Company — Regulatory and Environmental Matters — Ghana — Mineral Rights.” Although it has been more than two years since the last set of negotiations with the Bank of Ghana regarding the Damang mine’s level of repatriation, the next set of negotiations has not been scheduled pending the execution of a new development agreement with the government of Ghana. Gold Fields currently repatriates approximately 40% of revenues from the Ghana operation to Ghana. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

Critical Accounting Policies and Estimates

Gold Fields’ significant accounting policies are more fully described in note 2 to its audited consolidated financial statements included elsewhere in this annual report. Some of Gold Fields’ accounting policies require the application of significant judgment and estimates by management that can affect the amounts reported in the financial statements. By their nature, these judgments are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Management believes the following significant accounting policies, among others, reflect its more significant judgments and estimates used in the preparation of Gold Fields’ consolidated financial statements.

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

Amortization of mining assets

Amortization charges are calculated using the units of production method and are based on Gold Fields’ current gold production as a percentage of total expected gold production over the lives of Gold Fields’ mines. An item is considered to be produced at the time it is removed from the mine. The lives of the mines are estimated by Gold Fields’ geology department using interpretations of mineral reserves, as determined in accordance with the SEC’s industry guide number 7. The estimate of the total expected future lives of Gold Fields’ mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Gold Fields’ mineral reserves, such as the gold price and foreign currency exchange rates. Any change in management’s estimate of the total expected future lives of Gold Fields’ mines would impact the amortization charge recorded in Gold Fields’ consolidated financial statements.

Impairment of long-lived assets

Gold Fields reviews and tests the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level at which such cash flows are generated are generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

If there are indications that an impairment may have occurred, Gold Fields prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes and reflect:

•                  Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

•                  Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors). In impairment assessments conducted in fiscal 2005, the Group used an expected future market gold price of $420 per ounce, and expected future market exchange rates of R7.50 to $1.00 and A$1.51 to $1.00;

•                  Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•                  Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves.

Gold Fields records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. Gold Fields estimates fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold prices, and currency exchange rates, estimates of costs to produce reserves and future sustaining capital.

Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated undiscounted net cash flows and fair value can be substantial. An impairment is only recorded when the carrying amount of a long-lived asset exceeds the total estimated undiscounted net cash flows. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. Management makes this determination using available evidence taking into account current expectations for each mining property.

For acquired exploration-stage properties, the purchase price is capitalized, but post-acquisition exploration expenditures are expensed. The future economic viability of exploration stage properties largely depends upon the outcome of exploration activity, which can take a number of years to complete for large properties. Management monitors the results of exploration activity over time to assess whether an impairment may have occurred. The measurement of any impairment is made more difficult because there is not an active market for exploration properties, and because it is not possible to use discounted cash flow techniques due to the very limited information that is available to accurately model future cash flows. In general, if an impairment occurs at an exploration stage property, it would probably have minimal value and most of the acquisition cost may have to be written down.

Gold Fields recorded impairment charges on its long-lived assets amounting to $233.1 million in fiscal 2005, $72.7 million in fiscal 2004 and $29.6 million in fiscal 2003.

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

Gold Fields is periodically required to estimate the tax basis of assets and liabilities. Where tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. The most significant estimate is the tax basis of certain Australian assets following elections in 2005 under new tax regimes in Australia. These elections resulted in the revaluation of certain assets in Australia for income tax purposes. Part of the revalued tax basis of these assets was estimated based on a valuation completed for tax purposes. This valuation is under review by the Australian Tax Office, or ATO, and the amount finally accepted by the ATO may differ from the assumption used to measure deferred tax balances at the end of fiscal 2005. See note 6 to the audited consolidated financial statements which appear elsewhere in this annual report.

Derivative financial instruments

The determination of the fair value of derivative financial instruments, when marked-to-market, takes into account estimates such as interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the financial derivatives. These estimates may differ materially from actual interest rates and foreign currency exchange rates prevailing at the maturity dates of the financial derivatives and, therefore, may materially influence the values assigned to the financial derivatives, which may result in a charge to or an increase in Gold Fields’ earnings through maturity of the financial derivatives.

Environmental rehabilitation costs

Gold Fields makes provision for environmental rehabilitation costs and related liabilities when incurred based on management’s interpretations of current environmental and regulatory requirements. The provisions are recorded by discounting the expected cash flows associated with the environmental rehabilitation using a discount factor that reflects the risk-free rate of interest. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of rehabilitation liabilities is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of rehabilitation liabilities. In addition, expected cash flows relating to rehabilitation liabilities could occur over periods up to the planned life of mine at the time the estimate is made and the assessment of the extent of environmental remediation work is highly subjective. While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may, when considering the factors discussed above, differ materially from the costs that will actually be incurred to rehabilitate Gold Fields’ mine sites in the future.

Employee benefits

Management’s determination of Gold Fields’ obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate the amounts. These assumptions are described in notes 16 and 17 to Gold Fields’ consolidated financial statements and include, among others, the discount rate, health care inflation costs and rates of increase in compensation costs. Actual results that differ from management’s assumptions are accumulated and charged over future periods, which will generally affect Gold Fields’ recognized expense and recorded obligation in future periods. While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect Gold Fields’ pension and other post retirement obligations as well as future expenses, which will result in an impact on earnings in the periods that the changes in the assumptions occur.

Recent Accounting Pronouncements

In March 2005, the FASB ratified Emerging Issues Task Force, or EITF, Issue No. 04-03, “Mining Assets: Impairment and Business Combinations,” or EITF 04-03. The EITF addressed the concern that an acquired mining asset may be subject to a day-two impairment if the value beyond proven and probable reserves, or VBPP, and anticipated future market price increases are considered in the purchase price allocation but subsequently excluded in cash flow analysis used in an impairment test performed under FASB Statement No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets” (“FAS 144”). The Task Force reached a consensus that an entity should include VBPP and the effects of anticipated fluctuations in the market price of minerals in the value allocated to mining assets in a purchase price allocation, and similarly, include the cash flows associated with VBPP and anticipated fluctuations in the market price of gold in estimates of future cash flows (both discounted and undiscounted) used for determining whether a mining asset is impaired under FAS 144. The Task Force noted in both cases that estimates should be consistent with the estimates of a market participant (i.e. the entity should consider all available information including current prices, historical averages and forward pricing curves). The consensus reached by the Task Force was effective for business combinations and asset impairments performed in periods beginning after March 31, 2004. Accordingly, Gold Fields followed the consensus of the EITF in performing its impairment analyses at June 30, 2005.

In March 2005, the FASB ratified EITF Issue No. 04-06, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” or EITF 04-06. EITF 04-06 addresses the accounting for stripping costs incurred during the production stage of a mine and refers to these costs as post-production stripping costs. EITF 04-06 requires that post-production stripping costs be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The guidance in the EITF is consistent with Gold Fields’ current accounting for stripping costs. As such, Gold Fields does not expect the adoption of the EITF to have a significant impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which revised SFAS No. 123, “Accounting for Stock-Based Compensation” and superseded APB Opinion 25, “Accounting for Stock Issued to Employees” and its related implementation guidance (“APB No. 25”). SFAS No. 123R requires measurement and recording in the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Gold Fields anticipates adopting the provisions of SFAS No. 123R on July 1, 2005, using the modified prospective method. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation cost for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized rateably over the remaining vesting period. The compensation cost for the unvested portion of awards will be based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123. The effect on net (loss) income and (loss) earnings per share in the periods following adoption of SFAS No. 123R are expected to be consistent with Gold Fields’ pro forma disclosure under SFAS No. 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number and fair value of options granted in future years compared to prior years.

Results of Operations

Years Ended June 30, 2005 and 2004

Revenues

Product sales increased by $186.9 million, or 11.0%, from $1,706.2 million in fiscal 2004 to $1,893.1 million in fiscal 2005. The increase in product sales was due to an increase in the average realized gold price of 9.0% from $387 per ounce in fiscal 2004 to $422 per ounce in fiscal 2005 together with an increase of approximately 0.082 million ounces, or 1.9%, of total gold sold from 4.406 million ounces in fiscal 2004 to 4.488 million ounces in fiscal 2005. The increase in ounces sold resulted from an overall increase in production at both the international and at the South African operations.

The increase in ounces sold from the South African operations from 2.804 million ounces in fiscal 2004 to 2.824 million ounces in fiscal 2005 resulted from an increase in underground yields from 7.1 to 7.4 grams per tonne. This was as a result of the reduction in production from marginal areas and processing of low grade surface material, coupled with some increased production from higher grade areas, in line with the change from a high-volume low-grade production strategy to a lower-volume higher-grade production strategy to increase margins. Gold output from Driefontein increased by 21,000 ounces while production at Kloof and Beatrix was unchanged in fiscal 2005 when compared with fiscal 2004. Production at the international operations increased by 3.7% from 1.603 million ounces in fiscal 2004 to 1.664 million ounces in fiscal 2005. A significant increase in production at Tarkwa resulting from the commissioning of the mill during October 2004 and a smaller increase in production at Agnew more than offset decreases in production at Damang and St. Ives. See “Information on the Company — Gold Fields Mining Operations.”

Differences between total gold sold and total gold produced are due to timing differences between gold production and gold sales.

Costs and Expenses

The following table sets out Gold Fields’ total ounces produced, weighted average total cash costs and total production costs per ounce for fiscal 2004 and fiscal 2005.

	Fiscal 2004			Fiscal 2005
	Gold Production	Total cash costs (1)	Total production costs (2)	Gold production	Total cash costs (1)	Total production costs (2)	Percentage increase/ (decrease) in unit total cash costs	Percentage increase/(decrease) in unit total production costs
	(‘000oz)	($/oz)		(‘000oz)	($/oz)		(%)
South Africa
Driefontein	1,141	311	355	1,163	330	380	6.1	7.0
Kloof	1,038	341	388	1,037	379	448	11.1	15.5
Beatrix	625	356	393	624	406	452	14.0	15.0
Ghana
Tarkwa (3)	550	230	258	677	234	290	1.7	12.4
Darnang (4)	308	222	245	248	282	302	27.0	23.3
Australia (5)
St. Ives	543	300	377	527	336	439	12.0	16.5
Agnew	202	221	303	212	232	325	5.0	7.3
Total (6) (7)	4,406	—	—	4,488	—	—	—	—
Weighted average	—	302	349	—	331	393	9.6	12.6

Notes:

(1)          Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products, that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar  and the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2005, 2004 and 2003, see “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

(2)          Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar and the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2005, 2004 and 2003, see “Operational and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

(3)          In fiscal 2004 and 2005, 0.391 million ounces and 0.481 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(4)          In fiscal 2004 and 2005, 0.219 million ounces and 0.176 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(5)          The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(6)          In fiscal 2004, and 2005, 4.158 million ounces and 4.219 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(7)          The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2005 and fiscal 2004.

	For the year ended June 30, 2005
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted) (1)
Production Costs	386.4	393.6	252.9	158.2	68.6	184.5	56.4	—	1,500.6
Less:
G&A other than corporate costs	(6.5)	(5.4)	(3.8)	(8.9)	(1.8)	(4.7)	(1.5)	—	(32.6)
GIP adjustment	—	—	—	0.2	—	2.1	(0.1)	—	2.2
Exploration	—	—	—	(1.2)	—	(10.7)	(7.5)	—	(19.4)
Plus:	—
Employment termination cost	3.7	5.0	4.3	—	—	—	—	0.7	13.7
Royalty	—	—	—	8.6	3.1	5.7	2.1	—	19.5
Total cash costs	383.6	393.2	253.4	156.9	69.9	176.9	49.4	0.7	1,484.0
Plus:
Amortization (2)	56.9	67.9	28.0	38.1	4.8	56.5	19.3	3.0	274.5
GIP adjustments(2)	—	—	—	(0.2)	—	(2.1)	0.1	—	(2.2)
Rehabilitation	1.8	3.5	1.0	1.3	0.2	0.3	0.3	—	8.4
Total production costs	442.3	464.6	282.4	196.1	74.9	231.6	69.1	3.7	1,764.7
Gold produced (‘000 oz) (3)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Gold sold per production cost (‘000 oz)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Total cash costs ($/oz) (4)	330	379	406	232	282	336	232	—	331
Total production costs ($/oz)(5)	380	448	452	290	302	439	325	—	393

Notes:

(1)          Calculated using an exchange rate of R6.21 per $1.00.

(2)          Non-cash portion of GIP adjustments shown separately. Gold in process, or GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)          In fiscal 2005, 0.481 million ounces of production, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(4)          Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar  and the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2005, 2004 and 2003, see “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

(5)          Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar and the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2005, 2004 and 2003, see “Operational and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

	For the year ended June 30, 2004
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted) (1)
Production Costs	356.1	354.7	223.7	126.5	66.7	182.2	45.3	—	1,355.2
Less:
G&A other than corporate costs	(5.6)	(4.8)	(4.0)	(6.5)	(1.8)	(4.9)	(0.6)	—	(28.2)
GIP adjustment	—	—	—	—	—	—	(1.2)	—	(1.2)
Exploration	—	—	—	—	—	(19.9)	(1.0)	—	(20.9)
Plus:
Employment termination cost	4.0	3.9	2.5	—	—	0.1	—	—	10.5
Royalty	—	—	—	6.4	3.6	5.1	2.0	—	17.1
Total cash costs	354.5	353.8	222.2	126.4	68.5	162.6	44.5	—	1,332.5
Plus:
Amortization (2)	49.5	46.0	22.8	15.2	6.8	41.8	15.3	1.2	198.6
GIP adjustments(2)	—	—	—	—	—	—	1.2	—	1.2
Rehabilitation	1.6	3.2	0.5	0.1	0.2	0.3	0.1	—	6.0
Total production costs	405.6	403.0	245.5	141.7	75.5	204.7	61.1	1.2	1,538.3
Gold produced (‘000 oz) (3)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1
Gold sold per production cost (‘000 oz)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1
Total cash costs ($/oz) (4)	311	341	356	230	222	300	221	—	302
Total production costs ($/oz)(5)	355	388	393	258	245	377	303	—	349

Notes:

(1)          Calculated using an exchange rate of R6.90 per $1.00.

(2)          Non-cash portion of GIP adjustments shown separately. Gold in process, or GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)          In fiscal 2004, 0.610 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(4)          Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar  and the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2005, 2004 and 2003, see “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

(5)          Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar and the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2005, 2004 and 2003, see “Operational and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

Gold Fields’ weighted average total cash costs per ounce increased by $29 per ounce, or 9.6%, from $302 per ounce in fiscal 2004 to $331 per ounce in fiscal 2005. The principal reason was the strengthening of the Rand against the U.S. dollar, which had a 10.0% negative impact on the costs converted from the South African operations. In Rand terms, weighted average total cash costs per ounce declined at the South African operations. Cash costs at the South Africa operations were affected by an increase in gold production as a result of the increase in underground yields during fiscal 2005, as compared to fiscal 2004, as well as cost saving initiatives, partially offset by above inflation increases in wages and prices of certain consumable store, including fuel, steel and cyanide and other reagents, and normal inflationary increases in prices of other consumable stores. Total cash costs per ounce in Rand terms at the international operations decreased slightly in fiscal 2005 with lower unit costs at Agnew and Tarkwa more than offsetting increases at St. Ives and Damang as the appreciation of the Rand against the U.S. dollar contributed to the lower total cash costs per ounce in Rand terms.

Production costs

Production costs increased by $145.4 million, or 10.7%, from $1,355.2 million in fiscal 2004 to $1,500.6 million in fiscal 2005. This was primarily due to the increased production from Tarkwa, which was offset in part by slightly decreased production in South Africa and St. Ives, as well as significant increases in input costs, especially fuel, steel and cyanide and other reagents, wage increases in line with/above inflation at the South African operations, and the appreciation of the South African rand and the Australian dollar against the U.S. dollar. The Rand appreciated on average by 10.1% and the Australian dollar appreciated 5.4% against the US dollar during fiscal 2005 compared to fiscal 2004, resulting in increased costs in U.S. dollar terms.

Depreciation and amortization

Depreciation and amortization charges increased $75.9 million, or 38.2%, from $198.6 million in fiscal 2004 to $274.5 million in fiscal 2005. Depreciation and amortization is calculated on the units of production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. The principal reason for this increase was the increase in production compounded by the appreciation of the Rand and Australian dollar against the U.S. dollar. In addition, the decrease in reserves at Kloof Shaft No. 7, the additional amortization and depreciation of the new mills at Tarkwa and St. Ives and the owner mining fleet at Tarkwa contributed to the increase.

The table below depicts the changes from June 30, 2003 to June 30, 2004 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2004 and 2005, respectively. The life of mine numbers below are taken from the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves) and (2) the amount of gold produced by the operation during the year.

	Proven and probable reserves as of June 30,		Life of mine(6) as of June 30,		Amortization as of June 30,
	2003	2004	2003	2004	2004	2005
	(‘000 oz)		(years)		($m)
Driefontein	16,000	15,300	17	16	49.5	56.9
Kloof(1)	15,900	13,000	18	15	46.0	67.9
Beatrix(2)(3)	11,800	9,400	20	20	22.8	28.0
Ghana
Tarkwa(4)	9,800	14,700	14	11	15.2	38.1
Damang(5)	900	900	3	5	6.8	4.8
Australia(7)
St. Ives(8)	3,000	3,100	5	5	41.8	56.5
Agnew	500	700	4	3	15.3	19.3
Corporate and other	—	—	—	—	1.2	3.0
Total	57,900	57,100	—	—	198.6	274.5
Reserves below infrastructure(9)	26,600	23,000	—	—	—	—
Total reserves(10)	84,500	80,100	—	—	—	—

Notes:

(1)          At Kloof, reserves previously planned to be mined through the shaft decline at Shaft No.7 will now be mined from current infrastructure at

Shaft No. 4. This reclassification of reserves from Shaft No. 7 to Shaft No. 4 reduced the reserves at Shaft No. 7, resulting in the cost base at that shaft being amortized over a shorter life than previously planned.

(2)          The Beatrix operation, formerly called the Free State operation, was renamed following the sale of the St. Helena mine to Freegold on October 30, 2002. The increase in amortization at Beatrix in fiscal 2005 is due to a decrease in proven and probable reserves.

(3)          Includes the former Oryx mine, designated as Beatrix Shaft No. 4 or the West section.

(4)          As of June 30, 2003 and 2004, reserves of 6.970 million ounces and 10.450 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation. The increase in amortization at Tarkwa in fiscal 2005 is due to the depreciation of the new owner mining fleet and the new SAG mill commissioned during the year.

(5)          As of June 30, 2003 and 2004, reserves of 0.640 million ounces and 0.640 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)          The life of mine for each operation shown in the above table differs from that shown in “Information on the Company — Gold Fields Mining Operations.” The information in the above table is based on the above infrastructure proven and probable reserves at June 30, 2004 for fiscal 2004 whereas the life of mine information in Item 4 is based on both above and below infrastructure proven and probable reserves at June 30, 2005.

(7)          The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(8)          Amortization increased at St. Ives and Agnew due to an increase in ounces mined.

(9)          Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(10)    As of June 30, 2003 and 2004, reserves of 81.500 million ounces and 75.600 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

Corporate expenditure

Corporate expenditure was $22.5 million in fiscal 2005 compared to $20.3 million in fiscal 2004, an increase of 10.8%. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. This increase was primarily due to the appreciation of the Rand against the U.S. dollar. Rand costs remained constant at R140.0 million in fiscal 2005.

Employment termination costs

In fiscal 2005, Gold Fields incurred employment termination costs of $13.7 million as compared to $10.5 million in fiscal 2004. The increase in employee terminations costs resulted principally from higher retrenchments during fiscal 2005.

Exploration expenditure

Exploration expenditure was $46.0 million in fiscal 2005, an increase of 15.3% from $39.9 million in fiscal 2004. The increase was as a result of a deliberate effort to step up exploration activities, with $11.5 million spent in Africa in fiscal 2005, compared to $5.7 million in fiscal 2004. Exploration expenditure in fiscal 2005 also included $14.3 million incurred at the Arctic Platinum Project, or APP, compared to $11.4 million in fiscal 2004. See “Information on the Company—Exploration.” In addition, in fiscal 2005 the costs associated with marketing the Biox® process were accounted for as Other (costs)/income, whereas in fiscal 2004 they were included within exploration expenditure. See “Information on the Company — Research and Development.”

Impairment of assets

For fiscal 2005, Gold Fields had asset impairments of $233.1 million, as compared to asset impairments of $72.7 million in fiscal 2004. During fiscal 2005, there was an impairment charge of $211.1 million relating to Beatrix North and South sections (formerly Beatrix Shaft Nos. 1, 2 and 3). Beatrix is a low grade mine and therefore very sensitive to changes in its cost profile. Changes in the cost profile affects the pay limits, which in turn affects the reserves. During fiscal 2005, there were cost increases at Beatrix, which resulted in an increase in the pay limit. Due to the increase in the pay limit, certain reserves at Shaft No. 2 (now part of the South section) and Vlakpan  included in fiscal 2004 became uneconomical to mine and were therefore excluded from the 2005 life of mine profile. In addition, due to the restructuring at the South section, certain areas were closed which further impacted the life of mine plan.

During fiscal 2005, closures resulted in the following additional asset impairments:

•                  at Driefontein, Shaft No. 10 shaft was closed, resulting in an impairment of $2.0 million;

•                  at Kloof, the No. 3 metallurgical plant was closed, resulting in an impairment of $1.8 million; and

•                  at St. Ives, the old mill was closed, resulting in an impairment of $9.8 million.

Also during fiscal 2005, an impairment charge was incurred at Living Gold, the rose project at Driefontein. See “Information on the Company — Living Gold.” As Living Gold is not a gold asset, its valuation was based on its business plan using a long term exchange rate of R8.51 to the euro, the currency in the markets where it anticipated making most of its sales, and a discounted cash flow valuation using a real discount rate of 10 per cent. This resulted in an impairment of $8.4 million. The main reason for the impairment is that the original plan forecast a higher exchange rate of R9.87 to the euro and thus higher earnings.

During fiscal 2004, following a geological study at the Beatrix West Section and an associated revision of the ore reserve, the latest life-of-mine plans indicated that future production of gold should be based on 2.0 million ounces as opposed to 2.8 million ounces as previously estimated. At this level of extraction and at a gold price of $350 per ounce, the life-of-mine plans did not support the carrying value of the shaft on an undiscounted cash flow basis. Accordingly, an asset impairment of $61.8 million was charged against income, which reduced the carrying value of the Beatrix West Section to $11.9 million.

During fiscal 2004, the potential future income arising from existing and possible new contracts for Biox® was reevaluated.  See “Information on the Company — Research and Development.” This revised plan did not support the carrying value and accordingly, an impairment write-down of $5.0 million was recorded, to reflect the fair value of the Biox® patent of $15.0 million.

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

Impairment of critical spares

With the closure of the old St. Ives mill during fiscal 2005, $2.8 million worth of critical spares kept for the maintenance of the old plant were impaired as they had become redundant.

Decrease in provision for post-retirement health care costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Medisense Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees’ medical contribution to the medical schemes after their retirement. During fiscal 2005 and fiscal 2004, 21% and 6%, respectively, of these former employees and dependants were bought out of the scheme at a 15% premium. At June 30, 2005, approximately 243 (fiscal 2004: 510) former employees were covered under this plan, which is not available to members of the scheme formerly available to employees of the Free State operation who retired after August 31, 1997 and members of the Medisense medical scheme who retired after January 31, 1999. See “Directors, Senior Management and Employees—Employees—Benefits.”

In fiscal 2005 an amount of $4.2 million was credited to earnings, compared to $5.1 million in fiscal 2004, in respect of Gold Fields’ obligations under this medical plan, representing an 18% decrease. The $4.2 million credit was the result of a reversal of $4.5 million relating to the release of the cross subsidization liability as a result of the buyout and a $2.2 million release as a result of benefits forfeited offset in part by the annual interest and service charge of $1.7 million and a $0.8 million charge relating to the 15% premium mentioned above. In fiscal 2004, the credit was the result of a reversal of $6.2 million relating to the release of the cross subsidization liability as a result of the buyout and a $2.6 million release as a result of benefits forfeited, offset in part by the annual interest and service charge of $3.0 million and a $0.7 million charge relating to the 15% premium. The post-retirement health care provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on environmental rehabilitation

For its South African operations, Gold Fields contributes to environmental trust funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. For the Ghana and Australia operations Gold Fields does not contribute to a trust fund, but does make provision for estimated environmental rehabilitation costs. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for fiscal 2005 was $11.5 million compared to $8.4 million in fiscal 2004. The increase was due primarily to the strengthening of the Rand against the U.S. dollar and decreases in the life of mines in South Africa

Share-based compensation

Gold Fields has elected to follow APB No. 25 and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of Gold Fields and its subsidiaries’ employee share options equaled the market price of the underlying share on the date of the grant, no compensation expense has historically been recognized in the consolidated financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. During fiscal 2005 however, as a result of the inability by participants to exercise their share options during the period of the attempted Harmony hostile bid, Gold Fields extended the life of options for certain employees whose options would otherwise have expired by June 25, 2005. The Company accounted for the modification of the intrinsic value with a new measurement date and, since the options were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

Harmony hostile bid costs

On October 18, 2004, Harmony Gold Mining Company Limited, or Harmony, announced an unsolicited and hostile tender offer to acquire the entire issued share capital of Gold Fields. Gold Fields mounted a vigorous defense to the offer, which continued during much of the remainder of fiscal year 2005. The offer came to a conclusion on May 20, 2005 when the High Court of South Africa ruled that the tender offer had, in fact, lapsed on December 18, 2004 and was not capable of being revised or reinstated. Gold Fields incurred costs of $50.8 million in defending against the Harmony offer which has been expensed.

IAMGold transaction costs

On September 30, 2004, Gold Fields, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey and IAMGold Corporation, or IAMGold, signed a definitive agreement which would have resulted in Gold Fields combining its assets situated outside the Southern African Development Community with those of IAMGold by means of a reverse takeover. On December 7, 2004 this proposed transaction did not receive the required majority approval by shareholders and it was therefore not completed. Gold Fields incurred costs of $9.3 million relating to the failed IAMGold deal during fiscal 2005 which has been expensed.

Interest and dividends

Interest and dividends increased by $9.8 million or 50.5%, from $19.4 million in fiscal 2004 to $29.2 million in fiscal 2005. Interest received on cash and cash equivalents was $26.3 million in fiscal 2005 as compared to $17.1 million in fiscal 2004, primarily due to higher average cash balances during fiscal 2005 compared to fiscal 2004. Dividends received were $2.8 million in fiscal 2005 as compared to $2.3 million in fiscal 2004.

Finance (expense)/ income

Gold Fields recognized net finance expense of $54.9 million in fiscal 2005 as compared to $12.2 million in fiscal 2004. The main reason for the increase in fiscal 2005 was due to the Mvelaphanda loan being in place for the entire period of fiscal 2005, whereas in fiscal 2004 it was only in place for three months. Net finance expense in fiscal 2005 consisted of interest payments of $57.6 million, comprising $56.9 million on the Mvelaphanda loan and $0.7 million of miscellaneous interest payments. This was offset in part by a $2.7 million realized exchange gain on funds held in Euros.

Net finance expense in fiscal 2004 consisted of interest payments of $27.2 million, comprising $18.2 million on the Mvelaphanda loan and $9.0 million on the loans used to acquire St. Ives, Agnew and Damang, offset in part by a $3.6 million unrealized exchange gain on certain offshore funds held in Euros and a $11.4 million realized exchange gain on the Australian loan.

Unrealized gain on financial instruments

Gold Fields recognized an unrealized gain of $4.9 million in fiscal 2005 compared to an unrealized gain of $39.2 million in fiscal 2004 relating to financial instruments.

The unrealized gain of $4.9 million in fiscal 2005 comprised a $5.3 million unrealized gain on the Australian dollar/US dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and a $0.3 million unrealized gain on the International Petroleum Exchange Gasoil call options Gold Fields entered into during fiscal 2005, offset in part by a $0.7 million negative mark-to-market valuation as at June 30, 2005 in respect of the $30.0 million US dollar/Rand currency financial instruments Gold Fields holds to cover any U.S. dollar commitments payable from South Africa. See “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Sensitivity — Foreign Currency Hedging Experience.”

Of the $39.2 million unrealized gain in fiscal 2004, $40.2 million related to an unrealized gain on the Australian dollar/U.S. dollar currency financial instruments, offset by a $1.0 million negative mark-to-market valuation as at June 30, 2004 of the $50.0 million U.S. dollar/Rand currency financial instruments held at that time which were purchased to protect the Group’s commitment in respect of the Tarkwa mill project and the shift to owner mining projects of $159.0 million.

Realized gain on financial instruments

Gold Fields recognized a realized gain of $2.1 million in fiscal 2005 compared to a realized loss of $8.7 million in fiscal 2004 relating to financial instruments.

Of the $2.1 million realized gain in fiscal 2005, a $1.3 million gain was realized on the settlement of the $50.0 million US dollar/Rand currency financial instruments and $0.8 million related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan This swap was closed out on June 3, 2005 realizing a gain of $36.2 million. This gain will be accounted for in the income statement over the remaining period of the underlying loan. $0.8 million was accounted for in the income statement in fiscal 2005, with the balance of $35.4 million to be accounted for in the income statement in fiscal 2006 to fiscal 2009. See “Quantitative and Qualitative Disclosures About Market Risk  — Interest Rate Sensitivity  — General — Interest Rate Hedging Experience.”

Of the $8.7 million realized loss in fiscal 2004, a loss of $13.0 million was realized on the settlement of the U.S. dollar/Rand forward purchases offset by a $4.3 million gain on the U.S. dollar/Australian dollar financial instruments.

Profit on disposal of listed investments

During fiscal 2005, Gold Fields continued to liquidate certain non-current investments. The profit on the sale of these investments amounted to $8.1 million resulting from the following sales:

•                  $6.2 million from the sale of 36.0 million shares in Zijin Mining Group Company Limited;

•                  $1.6 million from the sale of 8.5 million shares in African Eagle Resources Plc; and

•                  $0.3 million from the sale of 1.3 million shares in Radius Gold Incorporated.

During fiscal 2004, Gold Fields liquidated certain non-current investments in order to fund foreign debt repayments. The profit on the sale of these investments amounted to $13.9 million resulting from the following sales:

•                  $7.7 million from the sale of 1.2 million shares in Harmony Gold Mining Company Limited/African Rainbow Minerals Limited;

•                  $2.1 million from the sale of 0.9 million shares in Chesapeake Gold Corporation;

•                  $1.0 million from the sale of 0.1 million shares in Glamis Gold Limited;

•                  $1.5 million from the sale of 2.5 million shares in Orozone Resources Inc.; and

•                  $1.6 million from the sale of 1.3 million shares in Committee Bay.

Profit on disposal of exploration rights

During fiscal 2005 Gold Fields sold its interest in the Angelina Project in Chile to its joint venture partner Meridian for $7.5 million plus a 2% net smelter royalty on the majority of land within the joint venture. As the interest had a nil cost, the proceeds of $7.5 million was also the profit.

Profit on disposal of mineral rights

During fiscal 2004, mineral rights and associated assets relating to Driefontein’s block 1C11 were sold for $45.7 million to AngloGold Ashanti, realizing a profit of $27.1 million.

Write-down of investments.

During fiscal 2005 investments whose market value was lower than their original costs for a period of longer than 12 months were written-down by $7.7 million.

The $7.7 million comprises:

•                  $5.4 million on Mvelaphanda Resources Limited;

•                  $0.4 million on Conquest Mining Limited;

•                  $0.3 million on Oil Quest Resources Plc;

•                  $0.7 million on Lakota Resources; and

•                  $0.9 million on Ridge Mining Plc.

Write-down of mineral rights

During fiscal 2004, mineral rights held as trading stock to the value of $3.6 million were written-off. This was in line with new regulations in South Africa that will result in mining companies forfeiting those mineral rights not likely to be mined or explored.

Other (expenses)/income

Other (expenses)/income represents miscellaneous revenue items such as scrap sales and rental income, net of miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item. Other (expenses)/income decreased by $7.3 million, from $2.1 million other income in fiscal 2004 to $5.2 million other expenses in fiscal 2005. Other income in fiscal 2005 consisted of $3.7 million in revenues, comprised principally of mineral right sales and rent, which was more than offset by miscellaneous cost items totaling $8.9 million which included:

•                  auditors fees and other costs relating to Gold Fields becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002;

•                  costs related to marketing Biox®, which prior to fiscal 2005 were accounted for under exploration expense;

•                  the cost of cash rewards given to all Gold Fields’ employees for the successful defense of the Harmony hostile bid; and

•                  additional sundry professional fees incurred.

Other income in fiscal 2004 consisted of $6.8 million in revenues, comprised principally of mineral right sales, rent and a rebate received from JP Morgan net of $4.7 million in other expenses comprised principally of payments to The Business Trust, an initiative involving a large number of companies in South Africa undertaking targeted job creation and capacity building programs, and sundry professional fees.

Income and Mining Tax Benefit/(Expense)

The table below indicates that Gold Fields’ effective tax rate for fiscal 2004 and fiscal 2005, including normal and deferred tax.

	Year ended June 30,
Income and mining tax	2004	2005
Effective tax (expense)/benefit rate	(14.3)%	35.1%

In fiscal 2005, the effective tax benefit rate of 35.1% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $11.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, a $26.8 million credit due to an increase in the tax values of the Australian operations following the consolidation of St. Ives and Agnew for tax purposes and $8.4 million due to the reduction in fiscal 2005 of the Ghanaian tax rates from 32.5% to 28.0%. The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. The effect of these items was offset by an amount of $38.6 million relating to the non-deductibility of certain exceptional items, namely the Harmony hostile bid costs, the IAMGold transaction costs and exploration costs and by an amount of $21.8 million relating to foreign levies and royalties, which is included in the tax charge.

In fiscal 2004, the effective tax expense rate of 14.3% differed from the maximum mining statutory tax rate of 46% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $7.0 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income and $15.1 million of non-taxable income primarily related to the profit on sale of certain investments. In addition, the tax expense rate is lower due to a credit of $17.6 million relating to income from Australia and Ghana taxed at a lower rate. The effect of these items was partially offset by an amount of $19.8 million relating to foreign levies and royalties, which is included in the tax charge.

Minority Interests

Minority interests represented an expense of $20.6 million in fiscal 2005, compared to an expense of $21.8 million in fiscal 2004. These amounts reflect the portion of the net income of Gold Fields Ghana, Abosso and Living Gold attributable to their minority shareholders. The minority shareholders’ interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2005 and 2004, and 40% in Living Gold in fiscal 2005 and 2004. Higher amounts due to the minority shareholders of Gold Fields Ghana and Abosso were more than offset by the minority shareholders’ share of the higher net loss of Living Gold in fiscal 2005 compared to fiscal 2004.

Net (Loss)/Income

As a result of the factors discussed above, Gold Fields’ net loss was $206.2 million in fiscal 2005 compared with net income of $48.9 million in fiscal 2004.

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

	Fiscal 2003			Fiscal 2004
	Gold Production	Total cash costs (1)	Total production costs (2)	Gold production	Total cash costs (1)	Total production costs (2)	Percentage increase/ (decrease) in unit total cash costs	Percentage increase/(decrease) in unit total production costs
	(‘000oz)	($/oz)		(‘000oz)	($/oz)		(%)
South Africa
Driefontein	1,238	202	233	1.141	311	355	54.0	52.4
Kloof	1,140	215	246	1,038	341	388	58.6	57.7
Free State
Beatrix	659	229	260	625	356	393	55.5	51.2
St. Helena	44	289	289	—	—	—	—	—
Ghana
Tarkwa (3)	540	194	225	550	230	258	18.6	14.7
Darnang (4)	299	243	260	308	222	245	(8.6)	(5.8)
Australia (5)
St. Ives	513	198	295	543	300	377	51.5	27.8
Agnew	144	219	396	202	221	303	0.9	(23.5)
Total (6) (7)	4,577	—	—	4,406	—	—	—	—
Weighted average	—	212	254	—	302	349	42.5	37.4

Except for gold production, all statistics are based on gold sold.

Notes:

(1)          Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar  and the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2005, 2004 and 2003, see “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

(2)          Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar and the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2005, 2004 and 2003, see “Operational and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

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

	For the year ended June 30, 2004
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted) (1)
Production Costs	356.1	354.7	223.7	126.5	66.7	182.2	45.3	—	1,355.2
Less:
G&A other than corporate costs	(5.6)	(4.8)	(4.0)	(6.5)	(1.8)	(4.9)	(0.6)	—	(28.2)
GIP adjustment	—	—	—	—	—	—	(1.2)	—	(1.2)
Exploration	—	—	—	—	—	(19.9)	(1.0)	—	(20.9)
Plus:
Employment termination cost	4.0	3.9	2.5	—	—	0.1	—	—	10.5
Royalty	—	—	—	6.4	3.6	5.1	2.0	—	17.1
Total cash costs	354.5	353.8	222.2	126.4	68.5	162.6	44.5	—	1,332.5
Plus:
Amortization(2)	49.5	46.0	22.8	15.2	6.8	41.8	15.3	1.2	198.6
GIP adjustments (2)	—	—	—	—	—	—	1.2	—	1.2
Rehabilitation	1.6	3.2	0.5	0.1	0.2	0.3	0.1	—	6.0
Total production costs	405.6	403.0	245.5	141.7	75.5	204.7	61.1	1.2	1,538.3
Gold produced (‘000 oz)(3)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1
Gold inventory (‘000 oz)	—	—	—	—	—	—	—	—	—
Gold sales (‘000 oz)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1
Gold sold per production cost (‘000 oz)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1
Total cash costs ($/oz) (4)	311	341	356	230	222	300	221	—	302
Total production costs ($/oz) (5)	355	388	393	258	245	377	303	—	349

All statistics are based on gold sold.

Notes:

(1)          Calculated using an exchange rate of R6.90 per $1.00.

(2)          Non-cash portion of GIP adjustments shown separately. Gold in process, or GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)          In fiscal 2004, 0.610 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(4)          Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar  and the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2005, 2004 and 2003, see “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

(5)          Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar and the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2005, 2004 and 2003, see “Operational and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

The following table sets out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2003.

	For the year ended June 30, 2003
				St.
	Driefontein	Kloof	Beatrix	Helena	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $millions except as otherwise noted) (1)
Production costs	260.3	250.5	155.0	12.6	105.1	71.2	118.2	42.1	—	1,015.0
Less:
G&A other than corporate cost	(7.5)	(6.1)	(3.9)	—	(5.5)	(1.6)	(3.6)	(0.8)	—	(28.2)
GIP adjustments	(0.4)	—	—	—	—	—	(1.1)	(5.1)	—	(6.6)
Exploration	—	—	—	—	—	—	(16.6)	(5.8)	—	(22.42)
Plus:
Employment termination cost	2.3	1.5	—	—	—	—	—	—	—	3.8
Royalty	—	—	—	—	5.4	3.0	4.6	1.1	—	14.1
Total cash costs	254.7	245.9	151.1	12.6	105.0	72.6	101.5	31.5	—	863.4
Plus:
Amortization (2)	37.2	34.2	19.5	—	16.0	5.0	49.4	25.3	1.5	188.1
Rehabilitation	1.8	1.3	0.9	—	0.5	0.3	0.4	0.1	—	5.3
Total production costs	293.7	281.4	171.5	12.6	121.5	77.9	151.3	56.9	1.5	1,168.3
Gold produced (‘000 oz) (2)	1,238.3	1,140.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,576.8
Gold inventory (‘000 oz)	23.2	2.0	—	—	—	—	—	—	—	25.2
Gold sales (‘000 oz)	1,261.5	1,142.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,602.0
Gold sold per production cost (‘000 oz)	1,261.5	1,142.1	658.7	43.7	539.9	299.2	513.3	143.6	—	4,602.0
Total cash costs (4) ($/oz)	202	215	229	289	195	243	198	219	—	212
Total production costs (5) ($/oz)	233	246	260	289	225	260	295	396	—	254

All statistics are based on gold sold.

Notes:

(1)          Calculated using an exchange rate of R9.07 per $1.00.

(2)          Includes non-cash portion of GIP adjustments.

(3)          In fiscal 2003, 0.597 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(4)          Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar  and the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2005, 2004 and 2003, see “Operating and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

(5)          Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and Australian dollar and the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company — Glossary of Mining Terms — Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2005, 2004 and 2003, see “Operational and Financial Review and Prospects — Results of Operations — Years Ended June 30, 2004 and 2005” and “ — Years Ended June 30, 2003 and 2004.”

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

Production costs

Production costs increased by $340.2 million, or 33.5%, from $1,015.0 million in fiscal 2003 to $1,355.2 million in fiscal 2004, primarily due to increased production from all the international operations, inflationary increases at the South African operations, and the appreciation of the South African rand and the Australian dollar against the U.S. dollar. Increased operating costs at the South African operations were due to wage increases above inflation and increases in the amount and cost of stoping and development, during fiscal 2004 as compared to fiscal 2003. In addition the Rand appreciated on average by 23.9% and the Australian dollar appreciated 22.3% against the U.S. dollar during fiscal 2004 compared to fiscal 2003, resulting in increased costs in U.S. dollar terms. In Australia, production costs increased primarily due to increased volumes mined and a shift towards underground mining. In Ghana, production costs increased primarily due to increased waste tonnage.

Depreciation and amortization

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

	Proven and probable reserves as of June 30,		Life of mine as of June 30,		Amortization as of June 30,
	2002	2003	2002	2003	2003	2004
	(‘000 oz)		(years)		($ millions)
Driefontein	16,400	16,000	19	17	37.2	49.5
Kloof (1)	15,300	15,900	20	18	34.2	46.0
Free State
Beatrix (2) (3)	11,800	11,800	20	20	19.5	22.8
St. Helena	370	—	—	—	—	—
Ghana
Tarkwa (4)	6.500	9,800	13	14	16.0	15.2
Damang (5)	1,190	900	4	3	5.0	6.8
Australia
St. Ives (6)	2,340	3,000	6	5	49.4	41.8
Agnew (6)	600	500	4	3	25.3	15.3
Corporate and other	—	—	—	—	1.5	1.2
Total	54,500	57,900	—	—	188.1	198.6
Reserves below infrastructure (7)	26,600	26,600	—	—	—	—
Total reserves (8)	81,100	84,500	—	—	—	—

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

Corporate expenditure

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

Employment termination costs

In fiscal 2004, Gold Fields incurred termination costs of $10.5 million as compared to $3.8 million in fiscal 2003. The increase in employment terminations costs was primarily as a result of higher retrenchments during fiscal 2004.

Exploration expenditure

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

Impairment of assets

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

During fiscal 2004, the potential future income arising from existing and possible new contracts for Biox® was reevaluated. See “Information on the Company—Research and Development.” This reevaluation did not support the patent carrying value and accordingly, an impairment write-down of $5.0 million was recorded, to reflect the fair value of the Biox patent of $15.0 million.

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

Decrease in post-retirement health care provision

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees’ medical contribution to the medical schemes after their retirement. During fiscal 2004 and fiscal 2003, 6% and 61%, respectively, of these former employees and dependants were bought out of the scheme at a 15% premium to the actuarial valuation. At June 30, 2004, approximately 510 (fiscal 2003: 850) former employees were covered under this plan, which is not available to members of the scheme formerly available to employees of the Free State operation who retired after August 31, 1997 and members of the Medisense medical scheme who retired after January 31, 1999. See “Directors, Senior Management and Employees—Employees— Benefits.”

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

Interest and dividends

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

Finance (expense)/income

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

Realized gain on financial instruments

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

Profit on disposal of listed investments

During fiscal 2004, Gold Fields continued to liquidate certain non-current investments in order to fund foreign debt repayments. The profit on the sale of these investments amounted to $13.9 million resulting from the following sales:

•	$7.7 million from the sale of 1.2 million shares in Harmony Gold Mining Company Limited and African Rainbow Minerals Limited;
•	$2.1 million from the sale of 0.9 million shares in Chesapeake Gold Corporation;
•	$1.0 million from the sale of 0.1 million shares in Glamis Gold Limited;
•	$1.5 million from the sale of 2.5 million shares in Orezone Resources Inc; and
•	$1.6 million from the sale of 1.3 million shares in Committee Bay.

During fiscal 2003, the profit on the sale of non-current investments amounted to $57.2 million resulting from the following sales:

•	$42.4 million from the sale of 30.5 million shares in Eldorado Gold Corporation;
•	$13.1 million from the sale of 1.5 million shares in Glamis Gold Limited;
•	$1.5 million from the sale of 0.4 million shares in African Rainbow Minerals Limited; and
•	$0.2 million from the sale of 73,000 shares in Chesapeake Gold Corporation.

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

Other (expenses)/income

Other income decreased by $1.3 million, from $3.4 million in fiscal 2003 to $2.1 million in fiscal 2004. Other income in fiscal 2004 consisted of $6.8 million in revenues, comprised principally of mineral right sales, rent and a rebate received from J.P. Morgan net of $4.7 million in other expenses comprised principally of payments to The Business Trust and sundry professional fees. Other income in fiscal 2003 consisted of $4.7 million in revenues, comprised principally of rent, proceeds from insurance claims and scrap sales, net of $0.1 million in other expenses.

Income and Mining Tax Expense

The table below indicates Gold Fields’ effective tax rate for fiscal 2003 and fiscal 2004, including normal and deferred tax.

	Year ended June 30,
Income and mining tax	2003	2004
Effective tax expense rate	32.9%	14.3%

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

Net (Loss)/Income

As a result of the factors discussed above, Gold Fields net income was $48.9 million in fiscal 2004 compared with net income of $257.0 million in fiscal 2003.

Liquidity and Capital Resources

Cash resources

Operations

Net cash provided by operations in fiscal 2005 was $181.9 million compared to $198.4 million in fiscal 2004. In fiscal 2005, Gold Fields’ realized gold price increased to an average of $422 per ounce compared to $387 per ounce in fiscal 2004. In addition, sales in fiscal 2005 increased by 0.082 million ounces, which together with the increase in the realized price, resulted in revenues from product sales increasing by $186.9 million from $1,706.2 million in fiscal 2004 to $1,893.1 million in fiscal 2005.

The increased revenues were offset in part by a $145.4 million increase in production costs, which increased from $1,355.2 million in fiscal 2004 to $1,500.6 million in fiscal 2005. In addition, Gold Fields incurred costs of $50.8 million and $9.3 million on the Harmony hostile bid and the IAMGold transaction, respectively. The net effect of this was a $12.0 million increase in cash flow provided by operations before taxation and working capital changes. The decrease in taxes paid of $37.3 million was largely offset by the $29.6 million increase in working capital changes.

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

Investing

Net cash utilized in investing activities was $318.3 million in fiscal 2005 compared to $400.2 million in fiscal 2004. The decrease in net cash utilized of $81.9 million was primarily due to a decrease in capital expenditure of $60.2 million and a decrease in purchases of investments of

$49.0 million. In addition, proceeds on disposal of property, plant and equipment were lower by $46.6 million in fiscal 2005 and in fiscal 2004 $45.7 million was received from the sale of Driefontein Block 1C11 to AngloGold while $23.0 million was spent on the acquisition of the minority interest in the Arctic Platinum Project.

Net cash utilized in investing activities was $400.2 million in fiscal 2004 compared to $150.6 million in fiscal 2003. The increase in net cash utilized of $249.6 million was primarily due to an increase in capital expenditure of $153.6 million and an increase in investments purchased of $72.4 million. This was partially offset by the $55.0 million increase in the proceeds on the disposal of property, plant and equipment from $1.8 million in fiscal 2003 to $56.8 million in fiscal 2004. This amount included the $45.7 million received from the sale of Driefontein block 1C11 to AngloGold Ashanti with the balance of $11.1 million related mainly to the sale of shares received in exchange for the sale of various nickel mineral rights at the Australian operations in fiscal 2004.

Proceeds from the sale of listed investments decreased from $29.3 million in fiscal 2004 to $18.6 million in fiscal 2005. The investment disposals comprising the $18.6 million in fiscal 2005 were:

•	$13.9 million from the sale pf Zijin Mining Group Company Limited shares;
•	$3.2 million from the sale of African Eagle Resources Plc shares; and
•	$1.5 million from the sale of Radius Gold Incorporated shares.

Proceeds from the sale of listed investments decreased from $72.1 million in fiscal 2003 to $29.3 million in fiscal 2004. The $29.3 million in fiscal 2004 comprised the following sales:

•	$19.6 million from the sale of 1.2 million shares in Harmony Gold Mining Company Limited and African Rainbow Minerals Limited;
•	$2.1 million from the sale of 0.9 million shares in Chesapeake Gold Corporation;
•	$1.1 million from the sale of 0.1 million shares in Glamis Gold Limited;
•	$1.9 million from the sale of 2.5 million shares in Orezone Resources Inc.;
•	$2.0 million from the sale of 1.3 million shares in Committee Bay; and
•	$2.6 million from the sale of various other shares.

During fiscal 2005 Gold Fields received $7.5 million from the disposal of its interest in the Angelina exploration project in Chile to its joint venture partner Meridian Gold Incorporated. The consideration for the sale also includes a 2% net smelter royalty on the majority of land within the joint venture.

Capital expenditure decreased by $60.2 million to $317.7 million in fiscal 2005 compared to $377.9 million in fiscal 2004. Capital expenditure was $224.3 million in fiscal 2003. In Rand terms, capital expenditure decreased to R1,973.6 million in fiscal 2005 from R2,607.6 million in fiscal 2004 and R2,035.5 million in fiscal 2003. The decrease in capital expenditure was mainly due to the lower spending on growth projects at Tarkwa in Ghana and St. Ives in Australia due to most of these costs being incurred in fiscal 2004 and the curtailing of capital expenditure in South Africa due to the lower rand gold price.

Expenditure on Gold Fields’ major capital projects in fiscal 2005 included:

•	$21.7 million on the Beatrix Shaft No. 3 expansion project, as compared to $24.7 million in fiscal 2004 and $23.9 million in fiscal 2003;
•	$19.1 million on the Shaft No. 1 and Shaft No. 5 projects at Driefontein, as compared to $20.1 million in fiscal 2004 and $38.1 million in fiscal 2003;
•	$16.9 million on the Shaft No. 4 project at Kloof as compared to $25.0 million in fiscal 2004 and $24.6 million in fiscal 2003;
•	$46.6 million on the St. Ives mill, expansion project, compared to $45.7 in fiscal 2004 and $nil in fiscal 2003;
•	$25.7 million on the Tarkwa CIL process plant, as compared to $75.9 million in fiscal 2004 and $2.0 in fiscal 2003;
•	$16.1 million on the Tarkwa owner mining project, as compared to $55.3 million in fiscal 2004 and $nil in fiscal 2003; and
•	$11.8 million on the Songvang open pit at Agnew, as compared to $nil in fiscal 2004 and 2003.

The $30.4 million spent on the purchase of investments in fiscal 2005 was made up of:

•	$18.7 million invested in Comaplex Corporation:
•	$1.5 million invested in Avoca Resources Limited;
•	$1.5 million invested in African Eagle Resources Plc on the exercising of warrants held;
•	$6.8 million lent to GBF, the open pit mining contractor at St. Ives, in terms of the alliance agreement between St. Ives and GBF to fund the purchase of mining equipment used on site; and
•	$1.9 million on other investments.

The $79.4 million spent on the purchase of investments in fiscal 2004 was made up of:

•	$14.5 million of shares in Mvela Resources’
•	$29.0 million of redeemable preference shares in Micawber (Proprietary) Limited;
•	$12.6 million of shares in Bolivar Gold corporation;
•	$7.7 million of shares in Zijin Mining Group Company Limited;
•	$2.8 million of shares in CMQ Resources Inc.; and
•	$12.8 million of shares on numerous other investments.

Financing

Net cash utilized in financing activities was $11.4 million in fiscal 2005 as compared to net cash provided by financing activities of $682.2 million in fiscal 2004. The main reason for the movement was that fiscal 2004 included the proceeds of the $586.7 million loan ($591.3 million less costs of $4.6 million) raised as a result of the Mvelaphanda transaction. See “ — Overview — Mvelaphanda Transaction.” In addition, in fiscal 2004 Gold Fields raised $215.9 million from shares issued as a result an international private placement of Gold Fields shares. In fiscal 2005, $3.6 million was received as a result of share options exercised, as compared to $3.8 million in fiscal 2004.

Dividends paid amounted to $54.5 million in fiscal 2005 compared to $92.6 million in fiscal 2004. The amount of dividends paid was lower than in fiscal 2004 principally due to the lower net income on which the dividend is calculated, partly offset by the stronger Rand/US dollar exchange rate. Dividend payments in fiscal 2005 amounted to Rand 344.5 million or 70 SA cents per ordinary share as compared to Rand 669.1 million or 140 SA cents per ordinary share in fiscal 2004. During fiscal 2005, Tarkwa and Damang each paid dividends and the minority shareholders’ share of these payments was $17.3 million.

During fiscal 2005, $36.2 million was received on the close out of the interest rate swap entered into in connection with the Mvela loan.

Net cash provided by financing activities was $682.2 million in fiscal 2004 as compared to net cash utilized in financing activities of $335.8 million in fiscal 2003. The increase in cash provided from financing was due primarily to the loan of $586.7 million raised as a result of the Mvelaphanda transaction and $219.7 million received from shares issued mainly as a result of an international private placement. The international private placement raised $215.9 million. In fiscal 2004, $3.8 million was received as a result of share options exercised, as compared to $4.5 million in fiscal 2003.

In addition, during fiscal 2004 Gold Fields repaid the $28.6 million balance owing on the $165.0 million drawdown on the $250.0 million credit facility entered into in connection with the purchase of the St. Ives and Agnew operations. It also repaid the $12.2 million balance owing on $35.0 million remaining on the $50.0 million two-year facility to finance the acquisition of 71.1% of Abosso. In fiscal 2003, the amounts repaid were $119.5 million and $20.9 million, respectively.

Dividends paid amounted to $92.6 million in fiscal 2004 as compared to $184.3 million in fiscal 2003. The amount of dividends paid was lower than in fiscal 2003 principally due to the lower net income on which the dividend is calculated, partially offset by the stronger Rand/U.S. dollar exchange rate. Dividend payments amounted to Rand 669.1 million or 140 SA cents per ordinary share as compared to Rand 1,746.4 million or 370 SA cents per ordinary share in fiscal 2003.

Credit Facilities

As of the date of this annual report, Gold Fields has no committed unutilized banking facilities. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements.

During fiscal 2006, Gold Fields expects to enter into a project finance facility of approximately $150 million to fund capital costs in connection with the Cerro Corona project. In addition, Gold Fields may in the future undertake further acquisitions of mining assets. In the event that Gold Fields does undertake any such acquisition, it may need to incur further debt or arrange other financing to fund any costs of the acquisition, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

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

Damang Acquisition

On January 23, 2002, in connection with the purchase of Abosso, Gold Fields utilized the full amount of $35.0 million available under a bilateral two-year term loan and letter of credit facility dated December 31, 2001 between Gold Fields and several of its subsidiaries and Barclays and Barclays Capital. During fiscal 2003, Gold Fields made prepayments of $20.9 million on the $33.0 million bilateral two-year term loan and the balance of $12.1 million was fully repaid by December 31, 2003. The $2.0 million letter of credit facility terminated on June 30, 2003. Also, on January 23, 2002, Gold Fields utilized the full amount of $15.0 million available under a two-year term loan facility dated December 31, 2001 into between Gold Fields and several of its subsidiaries and Barclays Capital and Barclays Bank of Ghana Limited. By June 2002, Gold Fields repaid in full the $15.0 million term loan facility.

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

GFIMSA applied the net proceeds of the Mvela Loan of $586.7 million (R4,139 million less R32 million of costs at an exchange rate of R7.00 to $1.00) toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of an internal restructuring of Gold Fields. In connection with the Mvela Loan, GFIMSA entered into two interest rate swaps, both of which were designated as fair value hedges and which were accounted for as a single swap. The fixed rate receivable on the interest rate swap was equal to the interest rate payable on the loan from Mvela Gold and the floating rate payable was the three month Johannesburg Inter-Bank Acceptance Rate, or JIBAR, plus a margin of 1.025%. The interest rate swap was closed out on June 3, 2005 with the loan reverting to the fixed interest rate mentioned above. Gold Fields realized mark-to-market gains on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $0.8 million was accounted for in fiscal 2005 with the balance of $35.4 million to be accounted for in fiscal 2006 to fiscal 2009. Of the $14.8 million interest credits, $12.9 million was accounted for in fiscal 2005 and the balance of $1.9 million was accounted for in fiscal 2004. See “Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Sensitivity — Interest Rate Hedging Experience.”

Living Gold Facility

On May 28, 2004, Living Gold (Pty) Limited, or Living Gold, a subsidiary of GFIMSA, entered into a R16.6 million ($2.5 million at an exchange rate of R6.5150, the noon buying rate on May 28, 2004) loan facility with the Industrial Development Corporation of South Africa, or the IDC, On November 24, 2004, Living Gold drew down the full amount of the facility. The facility bears interest at the prime overdraft rate of First National Bank of Southern Africa Limited. On June 30, 2005, that rate was 10.5%. The loan is repayable in 96 monthly installments beginning on July 1, 2006.

Bolivar Acquisition

Gold Fields has agreed summary terms of, and expects to enter into, a $200.0 million term loan facility with an interest rate LIBOR plus 0.35% per year and a term of three years to fund in part the acquisition of Bolivar Gold Corp and for general corporate purposes. The facility is subject to negotiation and execution of final documentation which is expected to include customary covenants by Gold Fields, including financial covenants.  See “— Recent Developments — Acquisition of Bolivar Gold Corp.”

Capital expenditure

Capital expenditure was $317.7 million in fiscal 2005, compared to $377.9 million in fiscal 2004. See “—Cash resources—Investing.” Gold Fields expects to incur approximately Rand 2.2 billion ($331.2 million) in capital expenditure in fiscal 2006, which it expects to finance from internal sources and, to the extent required, credit facilities. Details regarding the specific capital expenditure for each operation are found in the individual operation sections under “Information on the Company—Gold Fields’ Mining Operations.”

Contractual obligations and commitments as at June 30, 2005

	Payments due by period
		Less than	12-36	36-60	After 60
	Total	12 months	months	months	months
	($ millions)
Long-term debt (1)
Mvelaphanda Gold (Proprietary) Limited (5 years) (2)
Capital	650.6	—	650.6	—
Interest	274.8	65.3	130.6	78.9	—
Industrial Development Corporation of South Africa Limited (3)
Capital	2.5	—	0.6	0.6	1.3
Interest	1.3	0.2	0.5	0.3	0.3
Capital lease obligations — building	3.3	0.7	1.4	1.2	—
Other long-term obligations
Post-retirement healthcare (4)	9.0	0.4	0.8	0.8	7.0
Environmental obligations (5)	134.6	1.6	3.2	3.2	126.6
Total contractual cash obligations	1,076.1	68.2	137.1	735.6	135.2

Notes:

(1)

Gold Fields is party to certain long-term credit facilities, entered into in connection with the Mvelaphanda transaction and by Living Gold (Pty) Limited with the Industrial Development Corporation of South Africa Limited. See “ — Liquidity and Capital Resources — Credit Facilities.”

(2)

On March 17, 2004, Mvelaphanda Gold advanced an amount of $591.3 million to GFIMSA. The loan amount is repayable five years from the date of advance and interest is payable semi-annually. Pursuant to the Subscription and Share Exchange Agreement, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. See “— Overview — General — Mvelaphanda Transaction.”

(3)

On May 28, 2004 Living Gold (Pty) Limited, a subsidiary of GFI Mining South Africa (Pty) Limited entered into an agreement with the Industrial Development Corporation of South Africa Limited in terms of which it would provide a $2.5 million loan facility to Living Gold (Pty) Limited. The loan is repayable in 96 equal monthly installments commencing on July 1, 2006.

(4)

Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go-basis.

(5)

Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to direct the expected volume of such obligations. See “— Significant Accounting Policies — Environmental rehabilitation costs.”

	Amount of commitments expiring by period
		Less than	12-36	36-60	After 60
	Total	12 months	months	months	months
	($ millions)
Other commercial commitments
Lines of credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
Guarantees (1)	51.3	—	—	26.8	24.5
Standby repurchase obligations	—	—	—	—	—
Capital expenditure (2)	23.8	23.8	—	—	—
Total commercial commitments	75.1	23.8	—	26.8	24.5

Notes:
(1)

Guarantees consist of $23.3 million committed to guarantee Gold Fields’ environmental rehabilitation obligations with respect to its Ghanaian and Australian operations, $26.8 million to the Public Investment Commissioners with regard to the Mvela loan and $1.2 million for numerous other obligations.

(2)

Capital expenditure consists only of amounts committed to external suppliers, although as of June 30, 2005 an amount of $454.6 million in respect of capital expenditure had been approved by Gold Fields’ Board.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

As part of the Mvelaphanda Transaction, Mvela Gold is obliged to subscribe for 15% of the share capital of GFIMSA. Under the Subscription and Share Exchange Agreement entered into in connection with the Mvelaphanda Transaction, for a period of one year after the subscription of the GFIMSA shares each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value, but numbering not less than 45,000,000 and not more than 55,000,000 Gold Fields’ ordinary shares, adjusted as necessary to reflect changes to Gold Fields’ capital structure and certain corporate activities of Gold Fields. Shareholders’ equity interests in Gold Fields will be diluted if Gold Fields or Mvela Gold requires the exchange of GFIMSA shares for Gold Fields’ shares. See “— Overview — General — Mvelaphanda Transaction.”

Other than the Mvelaphanda Transaction, at June 30, 2005 Gold Fields had no off balance sheet items.

Recent Developments

Cerro Corona Project

Following approval of the environmental impact assessment for the Cerro Corona Project by the Peruvian Ministry of Energy and Mines on December 2, 2005, Gold Fields has now commenced steps to complete the purchase of an 80.7% economic interest and 92% voting interest in the Cerro Corona Project.  See “Information on the Company — Exploration — Gold Fields’ Exploration Projects — Cerro Corona Project.”

Acquisition of Bolivar Gold Corp.

On November 21, 2005, Gold Fields and Bolivar Gold Corp., or Bolivar, jointly announced that they had entered into an agreement providing for Gold Fields to acquire, through a court approved plan of arrangement, all of the outstanding securities of Bolivar not currently held by Gold Fields for total cash consideration of approximately $330 million. Holders of Bolivar common shares will be offered C$3.00 per Bolivar common share and holders of Bolivar warrants expiring on March 17, 2008, August 25, 2008 and December 22, 2009 will be offered C$1.90, C$1.25 and C$0.90 per warrant, respectively. The consideration for the warrants expiring on March 17, 2008, and August 25, 2008, is calculated based on the amount of consideration per common share minus the warrant strike price and the consideration for the warrants expiring on December 22, 2009, is calculated based on a premium equal to the premium payable to common shareholders based on the closing price of the common shares on November 18, 2005. Furthermore, the transaction will trigger the redemption of C$26 million principal amount of convertible debentures of Bolivar at a redemption price of C$1,905.25 in cash per C$1,000 principal amount of debentures for a total amount of $24.1 million, which is included in the total purchase consideration referred to above.

Gold Fields currently holds approximately 15.5% of the common shares and 32% of the warrants expiring on August 25, 2008, which is approximately 16% of the total warrants outstanding. Definitive agreement documentation was executed on December 1, 2005, and the SARB has approved the proposed transaction.

Each of Gold Fields’ and Bolivar’s Boards of Directors have voted to approve the transaction and it is anticipated that the transaction will close in January 2006, subject to, among other things, satisfaction of the following principal conditions precedent:

•	court approval of the plan of arrangement;
•	approval by two-thirds of the holders of common shares of Bolivar present in person or by proxy at an extraordinary general meeting of Bolivar to be held to approve the transaction;
•

approval by two-thirds of the holders of warrants of Bolivar, voting together as a single class, present in person or by proxy at an extraordinary general meeting of Bolivar to be held to approve the transaction;

•	no more than 10% of holders of Bolivar common shares exercising dissent rights; and
•	approval, to the extent necessary, of any regulatory authorities having jurisdiction over the transaction.

Bolivar is listed on the Toronto Stock Exchange and operates the Choco 10 open pit gold mine in the El Callao gold district in the Bolivar State, Venezuela.

Arctic Platinum Joint Venture with NAP

On October 18, 2005, Gold Fields announced that it had entered into a letter of intent with North American Palladium, or NAP, a Canadian platinum metals group producer, to form a joint venture to further explore mining properties and develop a mine at APP. APP’s location and geology are similar to that of NAP’s other properties and it is expected that NAP will be able to utilize its operating and development experience in the design and construction of a mine at APP. The letter of intent provides that NAP will be granted an option to acquire up to a 60% undivided interest in APP including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland. NAP’s option to acquire its interest in APP will vest upon NAP satisfying the following conditions on or before June 30, 2008: (i) completing a $7.5 million re-scoping study and exploration program and $5.0 million feasibility study; (ii) making a decision to develop a mine at APP; and (iii) paying Gold Fields up to $45.0 million through the issuance of NAP common shares. The price per share will be $4.88, which is the weighted average trading price of NAP’s common stock on the American Stock Exchange for 11 trading days commencing October 11, 2005. During the next stage of work, NAP is expected to manage the exploration, engineering and evaluation activity on APP. This work is to be divided into two phases, Phase I, a re-scoping study, and Phase II, a feasibility study. The proposed exploration program will focus on APP’s SK Reef and SJ Reef projects. The feasibility study is expected to generate a report with sufficient engineering detail and cost estimates in order for the APP to be considered for project financing or other suitable financing alternatives.

The re-scoping and feasibility studies are expected to commence in the first quarter of 2006 and take approximately 30 months to complete. It is expected that a joint venture will be formed with NAP holding a 60% interest and Gold Fields holding a 40% interest. Gold Fields would have a back-in right to acquire an additional 10% interest in the joint venture to be paid for by reducing the number of NAP common shares issued to Gold Fields by 20%. NAP would remain operator of the joint venture which would be managed under a joint venture arrangement. Completion of the transaction is subject to a number of conditions including, among other things, negotiating and executing a formal option and joint venture agreement and receipt of all required regulatory and third party approvals and consents, including certain regulatory approvals, such as the South African Reserve Bank.

See “Information on the Company — Recent Developments.”

Trend and Outlook

During the first quarter of fiscal 2006, Gold Fields’ operating profit was lower while net earnings were higher than that achieved in the fourth quarter of fiscal 2005. The lower operating profit was primarily due to the slightly lower production. Net earnings in the first quarter of fiscal 2006 were higher mainly due to the absence of the impairment charges taken in the fourth quarter of fiscal 2005.

Gold production is expected to increase at the Gold Fields operations in the second quarter of fiscal 2006 compared with the first quarter. Should the Rand and U.S. dollar gold prices stay at current levels revenues and operating margins, including at the South African operations, are expected to increase.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires
Alan J. Wright(1)	64	Non-executive Chairman	November 13, 2008
Ian D. Cockerill	51	Executive Director and Chief Executive Officer	November 16, 2006
Nicholas J. Holland	47	Executive Director and Chief Financial Officer	November 16, 2006
Rupert L. Pennant-Rea	57	Non-executive Director	November 16, 2006
Jakes G. Gerwel	59	Non-executive Director	November 16, 2006
Chris I. von Christierson	58	Non-executive Director	November 13, 2008
J. Michael McMahon	59	Non-executive Director	November 15, 2007
Patrick J. Ryan	68	Non-executive Director	November 15, 2007
Tokyo M. G. Sexwale	52	Non-executive Director	November 15, 2007
Kofi Ansah	61	Non-executive Director	November 15, 2007
Artem Grigorian(2)	48	Non-executive Director	November 13, 2008
Sergei Stefanovich(2)	35	Non-executive Director	November 13, 2008
Michael Sosnovski(3)	30	Non-executive Director	November 16, 2006

Notes:
(1)

On October 30, 2005, Christopher M.T. Thompson formally notified the Board of Directors of his intention to retire from the Board effective November 17, 2005. The Board unanimously voted Mr. Alan J. Wright to succeed Mr. Thompson as Non-executive Chairman.

(2)	Nominated by OJSC MMC Norilsk Nickel, Gold Fields’ largest shareholder, appointed on June 21, 2005 and elected at Gold Fields’ annual general meeting on November 17, 2005.
(3)	Representative of OJSC MMC Norilsk Nickel, Gold Fields’ largest shareholder, who was appointed on November 18, 2005.

Christopher M. T. Thompson, Bernard R. van Rooyen and Gordon R. Parker retired as directors at Gold Fields’ annual general meeting on November 17, 2005.

Directors and Executive Officers

The Articles of Association of Gold Fields provide that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of 13 directors. Three directors retired at Gold Fields’ annual general meeting on November 17, 2005, and one director, Michael Sosnovski, was appointed by the Board on November 18, 2005.

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

Some of the executive officers and all of the executive directors are members of the boards of directors of various subsidiaries of Gold Fields.

The business addresses of all the directors and executive officers of Gold Fields is 24 St. Andrews Road, Parktown 2193, South Africa, the address of Gold Fields’ head office.

Executive Directors

Ian D. Cockerill BSc Geology Hons, London; MSc Mining, Royal School of Mines. Executive Director and Chief Executive Officer. Mr. Cockerill has been a Director of Gold Fields since October 1999 and became Chief Executive Officer on July 1, 2002. Mr. Cockerill was Chief Operating Officer and Managing Director of Gold Fields from October 1999 to June 30, 2002. Mr. Cockerill has over 30 years’ experience in the mining industry. Prior to joining Gold Fields he was the Executive Officer for Business Development and African International Operations for AngloGold Ashanti Limited.

Nicholas J. Holland BComm, BAcc, Witwatersrand; CA(SA). Executive Director and Chief Financial Officer. Mr. Holland has been a Director of Gold Fields since February 1998 and Executive Director of Finance since March 1998. On April 15, 2002, Mr. Holland’s title changed to Chief Financial Officer. Mr. Holland has 25 years’ experience in financial management. Mr. Holland is a director of Teba Bank Limited and Teba Controlling Company Ltd. Prior to joining Gold Fields he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited. Mr. Holland is also a director of Rand Refinery Limited.

Non-Executive Directors

Alan J. Wright CA (SA). Chairman of the Board of Directors. Mr. Wright was unanimously elected to succeed Mr. Thompson as Non-executive Chairman of the Board upon Mr. Thompson’s retirement on November 17, 2005. Prior to that, Mr. Wright had been Deputy Chairman of Gold Fields since November 1997. Prior to September 1998, Mr. Wright was the Chief Executive Officer of Gold Fields of South Africa Limited. Mr. Wright is currently retired and is not a Director of any other company.

Rupert L. Pennant-Rea BA, Trinity College, Dublin; MA, University of Manchester. Non-executive Director. Mr. Pennant-Rea was appointed as a Director of Gold Fields on July 1, 2002. Mr. Pennant-Rea is a Chairman of Henderson Group plc and is also a Director of British American Tobacco plc, Sherritt International Corporation, Rio Narcea Gold Mines Limited, First Quantum Minerals Ltd. and a number of other companies. Previously, Mr. Pennant-Rea was editor of The Economist and Deputy Governor of the Bank of England.

Jakes G. Gerwel BA, Western Cape; Licentiate (Germanic Philology), Brussels; D.litt et Phil (magna cum laude), Brussels. Non-executive Director. Professor Gerwel was appointed a Director of Gold Fields on August 21, 2002. Professor Gerwel is the Chancellor of Rhodes University and Nelson Mandela Distinguished Professor in the Humanities at the University of Western Cape. Professor Gerwel is Non-executive Chairman and a Director of Brimstone Investment Corporation Limited, South African Airways (Proprietary) Limited and Africon Engineering International. Professor Gerwel is also a Director of Educor, Naspers, Media 24, Old Mutual Life Holdings (SA) Limited and a number of other companies. Previously, Professor Gerwel served in the Office of the President of South Africa as Director-General and Cabinet Secretary, and as Head of the South African President’s Office and the South African Cabinet Office.

Chris I. von Christierson BComm, Rhodes; MA, Cambridge. Non-executive Director. Mr. von Christierson has been a Director of Gold Fields since February 1999. Mr. von Christierson is the Chairman of Rio Narcea Gold Mines Limited and a Director of Afri-Can Marine Minerals Corporation Limited and Southern Prospecting (UK) Limited. Mr. von Christierson was previously Chairman of Golden Shamrock Mines Limited and Managing Director of East Daggafontein Mines Limited.

J. Michael McMahon BSc (Mechanical Engineering), Glasgow. Non-executive Director. Mr. McMahon has been a Director of Gold Fields since December 1999. Mr. McMahon serves as Non-executive Director of Impala Platinum Holdings Limited and Murray & Roberts Holdings Limited. Previously, Mr. McMahon was Chairman and an Executive Director of Gencor Limited and Executive Chairman and Chief Executive Officer of Impala Platinum Holdings Limited.

Patrick J. Ryan PhD (Geology), Witwatersrand. Non-executive Director. Dr. Ryan has been a Director of Gold Fields since May 1998. Dr. Ryan is the Chairman of Frontera Copper Corporation and Cobre del Mayo S.A. de CV. Dr. Ryan was also previously the Executive Vice President, Mining Operations, Development and Exploration at Phelps Dodge Corporation.

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

Kofi Ansah BSc (Mechanical Engineering) UST Ghana, Msc (Metallurgy) Georgia Institute of Technology. Non-executive Director. Mr. Ansah was appointed a Director of Gold Fields in April 2004. Previously, Mr. Ansah was a Director of Ecobank (Togo) Limited. He is a Director of Metropolitan Insurance Company and Aluworks Limited.

Artem Grigorian PhD Political Science and History, USSR Academy of Science. Non-executive Director. Dr. Grigorian was appointed a Director in June 2005. He is vice-president and shareholder of Russian Spectra Company and chief executive officer of RMC. Mr. Grigorian was nominated to the Board by OJSC MMC Norilsk Nickel, Gold Fields’ largest shareholder.

Sergei Stefanovich English Studies (cum laude) Odessa State University, MBA Institute for Management Development (IMD) Lausanne, Switzerland. Non-executive Director. Mr. Stefanovich was appointed a Director in June 2005. He is head of the International Projects Department at OJSC MMC Norilsk Nickel. Previously, Mr. Stefanovich was Vice President in charge of Strategy for Golden Telecom. Mr. Stefanovich was nominated to the Board by OJSC MMC Norilsk Nickel, Gold Fields’ largest shareholder.

Michael Sosnovski International Law and Master of Laws (honors) Moscow State University for International Relations, Russia. Non-executive Director. Mr. Sosnovski was appointed a Director in November 2005. Previously, Mr. Sosnovski was Vice-President and Chief Counsel at LV Finance LLC. Mr. Sosnovski is a former Corporate Secretary of OJSC MMC Norilsk Nickel and currently an advisor to the General Director of OJSC MMC Norilsk Nickel. Mr. Sosnovski was nominated to the Board by OJSC MMC Norilsk Nickel, Gold Fields’ largest shareholder.

Retired Non-executive Directors

The following former directors retired at Gold Fields’ annual general meeting held on November 17, 2005.

Christopher M. T. Thompson BA, Rhodes; MSc Management Studies, Bradford. Chairman of the Board of Directors. Mr. Thompson had been a Director of Gold Fields since May 1998 and Chairman of the Board since October 1998 prior to his retirement on November 17, 2005. Mr. Thompson was the Chief Executive Officer of Gold Fields from October 1998 to June 30, 2002. Mr. Thompson has over 36 years’ experience in the mining industry. Mr. Thompson is also Chairman and a member of the Executive Committee of the World Gold Council, a Director of Teck Cominco Corporation and Frontera Copper Corporation and a past Director of the South African Chamber of Mines and of Business Against Crime. Prior to joining Gold Fields he was the President and Chief Executive Officer of the Castle Group Ltd.

Bernard R. van Rooyen BA, LLB, Witwatersrand. Non-executive Director. Mr. van Rooyen had been a Director of Gold Fields since May 1998 prior to his retirement. Mr. van Rooyen is the Deputy Chairman of Trans Hex Group Limited and Mvelaphanda Resources Limited and a Director of Banro Corporation, Northam Platinum Limited, Mvelaphanda Gold (Pty) Limited, and Ndowana Exploration (Proprietary) Limited.

Gordon R. Parker BS, MS, Montana College of Mineral Science and Technology; MBA, Cape Town. Non-executive Director. Mr. Parker had been a Director of Gold Fields since May 1998 prior to his retirement. Mr. Parker is a Director of Caterpillar Inc. and Phelps Dodge Corporation. Previously, Mr. Parker was Chairman, President and Chief Executive Officer of Newmont Mining Corporation.

Executive Officers

James T. Nkosi (54), D.Com (Leadership in Performance and Change), M.Com (Business Management), Rand Afrikaans University; Masters in Industrial and Organizational Psychology, University of Cape Town. Senior Vice President, Human Resources and Transformation. On July 1, 2004, Dr Nkosi was appointed Senior Vice President, Human Resources and Transformation. Since July 2001, Dr Nkosi had served as Vice President Human Resources, South African Operations, Gold Fields. Prior to that Dr Nkosi was an Executive Manager at Eskom for 12 years and a Transformation Director at Standard Bank for four years.

James W. D. Dowsley (47), BSc (Mining Engineering), Witwatersrand. Senior Vice President, Corporate Development. Mr. Dowsley has been General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Ltd.

Craig J. Nelsen (54), BA (Geology), Montana; MSc (Geology), New Mexico. Executive Vice President, Exploration; President and CEO of Gold Fields Exploration, Inc. Since April 1999, Mr. Nelsen has served as Senior Vice President of Exploration for Gold Fields and President and Chief Executive Officer of Gold Fields Exploration, Inc. On April 15, 2002, Mr. Nelsen’s title changed to Executive Vice President, Exploration. Mr. Nelsen was previously Chairman and Chief Executive Officer of Metallica Resources Incorporated.

Michael J. Prinsloo (51), BSc (Mining Engineering), Witwatersrand; AMP, Harvard. Executive Vice President, South African Operations. On April 15, 2002, Mr. Prinsloo was appointed Executive Vice President, South African Operations. Mr. Prinsloo had served as Managing Director of the Driefontein operation since September 2001. Mr. Prinsloo was previously Managing Director and Chief Executive Officer of Durban Roodepoort Deep Limited. Prior to that, Mr. Prinsloo was an independent consultant to small businesses in South Africa and a Senior Manager with AngloGold Ashanti Limited.

Jan W. Jacobsz (44), BA, Rand Afrikaans University. Senior Vice President, Investor Relations and Corporate Affairs. On April 15, 2002, Mr. Jacobsz was appointed Senior Vice President, Investor Relations and Corporate Affairs. Since January 1998, Mr. Jacobsz had served as Manager and Senior Manager of Investor Relations and Corporate Affairs of Gold Fields. Prior to that Mr. Jacobsz was Program Manager of the Vulindlela Transformation Program for Gold Fields of South Africa Limited and Administrator of The Gold Fields Foundation.

John A. Munro (37), BSc (Chemical Engineering), Cape Town. Head of Corporate Development. Mr. Munro was appointed to his current position on November 17, 2005. Mr. Munro served as Executive Vice President and Head of International Operations from September 1, 2003, and previously served as Senior Vice President and Head of International Operations, Senior Manager and General Manager of Corporate Development for Gold Fields. Prior to that Mr. Munro served as Assistant Manager and Manager of the Property Division of Gold Fields of South Africa Limited.

Terence P. Goodlace (46), National Higher Diploma Metalliferous Mining; BComm, Unisa; MBA, Wales. Executive Vice President, Head of International Operations. Mr. Goodlace was appointed Head of International Operations on November 17, 2005. From April 15, 2002, Mr. Goodlace served as Senior Vice President, Strategic Planning. Mr. Goodlace had previously served as Senior Manager of Strategic Planning. During the period between June 1998 and May 2000, Mr. Goodlace was the Senior Manager for Corporate Finance for Gold Fields. Prior to that, Mr. Goodlace was the Manager of various Gencor Limited mines.

Paul Pretorius (35), B Com LLB, Potchefstroom University for CHE; LLM (Corporate Law) Rand Afrikaans University. Acting Senior Vice President, Legal Counsel. Mr. Pretorius joined Gold Fields in April 1999 as Legal Advisor and was promoted to Senior Legal Advisor on July 1, 2004. Mr. Pretorius has been acting as Senior Vice President, Legal Counsel since December 2004. Previously, Mr. Pretorius worked for the Industrial Development Corporation for four years as Legal Advisor.

On November 17, 2005, Gold Fields announced certain executive management changes, including that effective January 1, 2006, Michael J. Prinsloo will assume the position of Chief Executive Officer, Gold Fields Academy. Gold Fields Academy is a center for education and training in the mining industry.  Brendan Walker, who is currently the Managing Director of Gold Fields’ Ghanaian operations, will replace Mr. Prinsloo as Executive Vice President, South African Operations.

Company Secretary

Cain Farrel (56), FCIS, MBA, Southern Cross University–Australia. Mr. Farrel was appointed Company Secretary on May 1, 2003. Mr. Farrel is past President of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr. Farrel served as Senior Divisional Secretary of AngloAmerican Corporation of South Africa.

Board of Directors Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Health, Safety and Environment Committee. All the committees are comprised exclusively of non-executive Directors. All committees are chaired by an independent non-executive director. The remuneration of non-executive directors for their service on the various committees has been approved by the shareholders. Gold Fields intends to reorganize its committees in fiscal 2006 to include its new board members and the retirements of Christopher M.T. Thompson, Bernard R.van Rooyen and Gordon R. Parker.

The Audit Committee monitors and reviews Gold Fields’ accounting controls and procedures, including the effectiveness of the Group’s information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; quarterly reports, the annual report and the annual financial statements; the accounting policies of the Group and any proposed revisions thereto; external audit findings, reports and fees, and the approval thereof; and compliance with applicable legislation and requirements of regulatory authorities and Gold Fields’ Code of Ethics. Membership of the Audit Committee is as follows:

J. Michael McMahon (acting chairman)

Jakes G. Gerwel

Rupert L. Pennant-Rea

Kofi Ansah

Prior to his retirement in November 2005, Bernard, R.van Rooyen was a member of the Audit Committee. Effective November 18, 2005, J. Michael McMahon replaced Alan J. Wright as chairman and Kofi Ansah replaced Chris I. von Christierson as a member of the Audit Committee.

The Compensation Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of executive directors and other executive officers. Membership of the Compensation Committee is as follows:

Chris I. von Christierson (chairman)

J. Michael McMahon

Alan J. Wright

Tokyo M. G. Sexwale

Sergei Stefanovich

Prior to their retirements in November 2005, Gordon R. Parker and Christopher M.T. Thompson were members of the Compensation Committee. Effective November 18, 2005, Chris I. von Christierson replaced Patrick J. Ryan as chairman of the Compensation Committee and Tokyo M. G. Sexwale and Sergei Stefanovich joined as new members.

The Safety, Health, Environment and Community Committee, previously the Health, Safety and Environment Committee, reviews adherence to occupational health and safety and environmental standards by Gold Fields. The Committee seeks to minimize mining-related accidents and to ensure that the group’s operations are in compliance with all environmental regulations and to establish policy in respect to HIV/AIDS and health matters. Membership of the Safety, Health, Environment and Community Committee is as follows:

Patrick J. Ryan (chairman)

Kofi Ansah

Michael Sosnovski

Prior to his retirement in November 2005, Gordon R. Parker was a member of the Environment Committee. Effective November 18, 2005, Patrick J. Ryan replaced J. Michael McMahon as chairman and Kofi Ansah and Michael Sosnovski replaced Tokyo M. G. Sexwale and Chris I. von Christierson as members of the Safety, Health, Environment and Community Committee.

The Nominating and Governance Committee develops and implements policy on corporate governance issues, develops the policy and process for evaluating nominations to the Board of Directors, identifies successors to the Chairman and Chief Executive Officer and considers selection and rotation of the Board committee members. Membership of the Nominating and Governance

Committee is as follows:

Alan J. Wright (chairman)

Patrick J. Ryan

Rupert L. Pennant-Rea

Artem Grigorian

Prior to their retirements in November 2005, Bernard R.van Rooyen and Christopher M.T. Thompson were members of the Nominating and Governance Committee. Mr. Thompson was the chairman of this committee. Effective November 18, 2005, Alan J. Wright joined as chairman of the Nominating and Governance Committee and Artem Grigorian and Rupert L. Pennant-Rea joined as members, replacing Tokyo M. G. Sexwale.

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic issues facing Gold Fields. The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Ian D. Cockerill	Chairman
Nicholas J. Holland	Finance
James T. Nkosi	Human Resources and Transformation
James W. D. Dowsley	Corporate Development
Craig J. Nelsen	Exploration
Michael J. Prinsloo	South African Operations
Jan W. Jacobsz	Investor Relations and Corporate Affairs
John A. Munro	Corporate Development
Terence P. Goodlace	International Operations
Paul Pretorius	Legal Counsel
Cain Farrel	Company Secretary

On January 1, 2006, Brendan Walker will replace Michael J. Prinsloo on the Executive Committee when Mr. Walker replaces Mr. Prinsloo as the head of the South African operations. In addition, Mr. Munro’s and Mr. Goodlace’s responsibilities changed on November 17, 2005, as part of the announced management changes at Gold Fields. Mr. Munro’s area of responsibility is now corporate development rather than international operations, and Mr. Goodlace’s area of responsibility is now international operations rather than strategic development.

Operating Committee

Gold Fields’ Operating Committee meets on a regular basis to discuss and make decisions on high level operational issues facing Gold Fields. The composition of the Operating Committee is as follows:

Michael J. Prinsloo	Chairman (South African operations)
Nicholas J. Holland	Finance
Gordon V. Thompson	Driefontein Operation
Philip A. Schoeman	Beatrix Operation
Peter L. Turner	Kloof Operation
Dana Roets	Technical Services
Paul A. Schmidt	Finance
James T. Nkosi	Human Resources and Transformation
Steve W. Banning	Australian Operation
Tom Fowler	Information Technology
Terence P. Goodlace	International Operations
Jan W. Jacobsz	Investor Relations and Corporate Affairs
Zernobia Lachporia	Secretary
Koos P. Nel	Human Resources — SA Operations
Cambronne E. Pienaar	Asset Protection
Petrus C. Pienaar	Mvelaphanda Representative
Tim Rowland	Mineral Resources
Bernard R. van Rooyen	Mvelaphanda Representative
Brendan I. Walker	Ghana operation
Mike J. Mitchley	Commercial Services
Mike J. Adan	Human Resources — International Operations and Corporate Office
Allen B. Phillips	Metallurgy
Andries H. Leuschner	Environment
Henry E.S. Moorcroft	Occupational Environment

As part of the executive management changes announced by Gold Fields on November 17, 2005, Peter L. Turner replaced Neil A. Herrick as representative of the Kloof Operation, Terence Goodlace’s area of responsibility changed to international operations and John A. Munro left the Operating Committee. On January 1, 2006, Michael J. Prinsloo will be replaced by Brendan Walker as chairman of the Operating Committee with responsibility for the South African operations and Koos P. Nel will leave the Operating Committee.

Compensation of Directors and Officers

During the fiscal year ended June 30, 2005, the aggregate compensation paid or payable to directors and executive officers of Gold Fields as a group was approximately Rand 27 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and executive officers of Gold Fields, of which Rand 2.8 million was due to pension scheme contributions and life insurance, and Rand 6.5 million was due to bonus and performance related payments.

The following table presents information regarding the compensation paid by Gold Fields for the year ended June 30, 2005 to its directors:

	Board Fees	Committee Fees	Salary(1)		Bonuses and performance related payments	Pension scheme contributions	One-off payments(2)	Total
	(Rand)	(Rand)	(Rand)		(Rand)	(Rand)	(Rand)	(Rand)
Executive Directors
Ian D. Cockerill			3,892,812	(3)	1,684,765	602,508		6,180,085
Nicholas. J. Holland	—	—	2,245,965	(3)	1,425,547	361,592	99,127	4,132,231
Non-executive Directors
Christopher M. T. Thompson(4)	1,200,000	—	—		—	—	1,200,000
Alan J. Wright	272,625	217,675	—		—	—	—	490,300
Kofi Ansah	272,625	—	—		—	—	272,625
J. Michael	272,625	173,600	—		—	—	—	446,225

	Board Fees		Committee Fees	Salary(1)	Bonuses and performance related payments	Pension scheme contributions	One-off payments(2)	Total
McMahon
Gordon R. Parker(4)	266,125		102,075	—	—	—	—	368,200
Patrick J. Ryan	253,125		149,225	—	—	—	—	402,350
Bernard R. van Rooyen(4)	258,000		122,750	—	—	—	—	380,750
Tokyo M. G. Sexwale	175,125		66,000	—	—	—	—	241,125
Chris I. von Christierson	245,000		138,350	—	—	—	—	383,350
Rupert Pennant-Rea	258,000		66,350	—	—	—	—	324,350
Jakes G. Gerwel	272,625		105,350	—	—	—	—	377,975
Artem Grigorian(5)	—		—	—	—	—	—	—
Sergei Stefanovich(5)	—		—	—	—	—	—	—
Michael Sosnovski(5)	—		—	—	—	—	—	—
Total	3,745,875	(6)	1,141,375	6,138,777	3,110,312	964,100	99,127	15,199,566

Notes:
(1)	Bonuses for performance in fiscal year 2005 and paid in fiscal year 2006.
(2)

Gold Fields limits the amount of accumulated leave an employee may hold. Any accumulated leave held above the maximum is converted to a cash payment to the employee. The one-off payment includes the amount paid for accumulated leave above the maximum limit.

(3)

Mr. Cockerill’s and Mr. Holland’s employment agreements with Gold Fields Guernsey Ltd. provide for their salaries to be determined in U.S. dollars, and their agreements with GFL Mining Services Ltd. provide for their salaries to be determined in Rand. Under these employment agreements, Mr. Cockerill and Mr. Holland’s salaries are included as a component of their gross annual remuneration package which also includes pension contributions and other items. See “— Directors’ Terms of Employment.”

(4)	Retired at the Gold Fields’ annual meeting November 17, 2005.
(5)	Appointed to the Board after June 30, 2005.
(6)

The amount paid in fees to the Board of Directors increased substantially in fiscal 2005 due to the increased amount of meetings necessary to respond to an unsolicited, hostile tender offer by Harmony Gold Mining Company Limited and an increase in Board fees effective January 1, 2005, as approved by shareholders.

Share options outstanding as of November 30, 2005 and held by the current directors and executive officers were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase Ordinary shares		Option exercise price (in Rand)	Expiration date
Executive Directors
Ian D. Cockerill	247,000		20.90	October 1, 2006
	50,000		46.23	December 12, 2008
	91,000		125.37	July 2, 2009
	41,200		84,17	March 17, 2010
	36,700		93.49	August 19, 2010
	37,500		83.18	March 3, 2011
	37,500	(1)	76.75	October 22, 2011
	37,500	(1)	67.93	February 25, 2012
	75,000	(1)	63.65	May 23, 2012
Nicholas J. Holland	125,000		25.67	December 1, 2006
	40,000		46.23	December 12, 2008
	23,000		125.37	July 2, 2009
	17,700		84.17	March 17, 2010

Name	Options to purchase Ordinary shares		Option exercise price (in Rand)	Expiration date
	15,800		93.49	August 19, 2010
	19,000		83.18	March 3, 2011
	19,000	(1)	76.75	October 22, 2011
	19,000	(1)	67.93	February 25, 2012
	38,000	(1)	63.65	May 23, 2012
Non-Executive Directors
Christopher M. T. Thompson(2)	20,000		22.97	October 27.2006
	260,000		46.23	December 12, 2008
	10,000		110.03	December 12, 2007
	10,000		88.38	November 27, 2008
	10,000	(1)	68.59	February 18, 2010
Alan J. Wright	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000		88.38	November 27, 2008
	10,000	(1)	68.59	February 18, 2010
J. Michael McMahon	21,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000		88.38	November 27, 2008
	10,000	(1)	68.59	February 18, 2010
Gordon R. Parker(2)	10,000		110.03	December 12, 2007
Patrick J. Ryan	10,000		110.03	December 12, 2007
	10,000		88.38	November 27, 2008
	10,000	(1)	68.59	February 18, 2010
Tokyo M.G. Sexwale	5,000		43.70	October 31, 2006
	7,000		110.03	December 12, 2007
	10,000		88.38	November 27, 2008
	5,700	(1)	68.59	February 18, 2010
Bernard R. van Rooyen(2)	10,000		110.03	December 12, 2007
Chris I. von Christierson	10,000		110.03	December 12, 2007
	10,000		88.38	November 27, 2008
	10,000	(1)	68.59	February 18, 2010
Rupert L. Pennant-Rea	5,000		110.03	December 12, 2007
	10,000		88.38	November 27, 2008
	10,000	(1)	68.59	February 18, 2010
Jakes G. Gerwel	5,000		110.03	December 12, 2007
	10,000		88.38	November 27, 2008
	10,000	(1)	68.59	February 18, 2010
Kofi Ansah	6,700	(1)	68.59	February 18, 2010
Artem Grigorian	—		—	—
Sergei Stefanovich	—		—	—
Michael Sosnovski	—		—	—
Executive Officers
James W. D. Dowsley	45,000		25.67	December 1, 2006
	22,000		46.23	December 12, 2008
	7,700		84.17	March 17, 2010
	6,900		93.49	August 19, 2010
	7,500		83.18	March 3, 2011
	7,500	(1)	76.75	October 22, 2011
	7,500	(1)	67.93	February 25, 2012
	15,000	(1)	63.65	May 23, 2012
Craig J. Nelsen	22,800		154.65	May 24, 2009
	17,000		84.17	March 17, 2010
	33,200		73.80	May 1, 2010
	15,900		93.49	August 19, 2010
	15,000		83.18	March 3, 2011
	15,000	(1)	76.75	October 22, 2011
	15,000	(1)	67.93	February 25, 2012
	30,000	(1)	63.65	May 23, 2012

Name	Options to purchase Ordinary shares		Option exercise price (in Rand)	Expiration date
Michael J. Prinsloo	140,000		46.23	December 12, 2008
	50,000		154.65	May 24, 2009
	13,300		93.49	August 19, 2010
	15,000		83.18	March 3, 2011
	15,000	(1)	76.75	October 22, 2011
	15,000	(1)	67.93	February 25, 2012
	30,000	(1)	63.65	May 23, 2012
Jan W. Jacobsz	6,850		14.19	June 25, 2006
	8,500		46.23	December 12, 2008
	11,900		154.65	May 24, 2009
	5,500		84.17	March 17, 2010
	5,000		93.49	August 19, 2010
	7,500		83.18	March 3, 2011
	7,500	(1)	76.75	October 22, 2011
	7,500	(1)	67.93	February 25, 2012
	15,000	(1)	63.65	May 23, 2012
John A. Munro	14,800		14.19	June 25, 2005
	13,333		25.67	December 1, 2006
	12,000		46.23	December 12, 2008
	18,500		92.95	February 27, 2009
	7,500		84.17	March 17, 2010
	34,800		93.49	August 19, 2010
	15,000		83.18	March 3, 2011
	15,000	(1)	76.75	October 22, 2011
	15,000	(1)	67.93	February 25, 2012
	30,000	(1)	63.65	May 23, 2012
Terence P. Goodlace	11,000		25.67	December 1, 2006
	12,000		46.23	December 12, 2008
	9,500		154.65	May 24, 2009
	6,600		84.17	March 17, 2010
	5,900		93.49	August 19, 2010
	7,500		83.18	March 3, 2011
	7,500	(1)	76.75	October 22, 2011
	7,500	(1)	67.93	February 25, 2012
	15,000	(1)	63.65	May 23, 2012
James T. Nkosi	17,600		116.85	August 22, 2009
	16,000		119.90	January 1, 2010
	4,900		93.49	August 19, 2010
	7,500		83.18	March 3, 2011
	7,500	(1)	62.25	July 2, 2011
	7,500	(1)	67.93	February 25, 2012
	15,000	(1)	63.65	May 23, 2012
Paul C Pretorius	1,400		46.23	December 12, 2008
	1,600		84.17	March 17, 2010
	1,400		93.49	August 19, 2010
	2,100		83.18	March 3, 2011
	7,200	(1)	65.25	July 2, 2011
	3,600	(1)	67.93	February 25, 2012
	7,200	(1)	63.65	May 23, 2012
Total(1)	626,400		—	—

Notes:
(1)	Issued in fiscal 2005 pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan as part of the compensation paid to directors and officers in fiscal 2005.
(2)

Mr. Thompson, Mr. Parker and Mr. van Rooyen retired from the Board at the Gold Fields’ annual general meeting on November 17, 2005 at which time all options granted to them vested immediately. They have until December 17, 2005, to exercise the options under the plan rules.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the current directors and executive officers of Gold Fields as of November 30, 2005:

Holder	Ordinary shares(1)	Percentage
Ian D. Cockerill	62,000.01%
Alan J. Wright	135,690.03%
Total Directors (13 persons)	197,690.04%
Total Non-Director Executive Officers (8 persons)(1)	—	—
Total Directors and Executive Officers (21 persons)	197,690.04%

Note:
(1)	Since Mr. Thompson, Mr. van Rooyan and Mr. Parker retired on November 17, 2005, their share ownership is not included above.

The GF Management Incentive Scheme

Gold Fields has a share option scheme available to executive officers and other employees, as determined by the Board of Directors, which has a total of 22,791,830 ordinary shares reserved for issuance under the scheme. Options to purchase a total of 10,002,222 ordinary shares were outstanding under the scheme as of November 30, 2005, of which options to purchase 969,900 ordinary shares at a weighted average price of Rand 58.52 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 13.55 and Rand 154.65 per ordinary share and they expire between June 30, 2006 and November 1, 2012. The amount of ordinary shares reserved under the scheme may be changed by the shareholders. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolves to grant the option.

Each option may normally only be exercised by a participant on the following bases: (1) after two years have elapsed from the date on which the option was accepted by the participant, in respect of not more than one-third of the ordinary shares which are the subject of that option; (2) after three years have elapsed from the date on which the option was accepted by the participant, in respect of not more than a further one-third (representing two-thirds cumulatively) of the ordinary shares which are the subject of that option; and (3) after four years have elapsed from the date on which the option was accepted by the participant, in respect of all the ordinary shares which are the subject of that option, subject to revision by the Board of Directors. For so long as a person continues to work for Gold Fields, options lapse seven years after the date of acceptance of the option by the participant. Options vest as soon as they are exercisable, and employees who leave Gold Fields have one year following their departure to exercise options which have vested. Options which are not yet exercisable are forfeited upon leaving employment, subject to exceptions relating to changes in control of Gold Fields and no fault termination of service as part of organizational restructuring. The scheme provides for different methods of exercising options in order to permit participants to take advantage of favorable provisions of South African tax law.

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

The Gold Fields 2005 Limited Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved the Gold Fields Limited 2005 Share Plan, or the 2005 Plan, and this plan is the new plan under which employees, including executive directors, will be compensated going forward. A total of 24,564,711 ordinary shares is reserved for issuance under the 2005 Plan.

The Gold Fields Limited 2005 Share Trust will be established to administer the 2005 Plan. The board of directors shall be entitled to appoint and remove the trustees of the trust. There shall at all times be a minimum of two trustees. The first trustees are to be Alan J. Wright and Tokyo M.G. Sexwale. The trustees may not participate in the 2005 Plan. The Trust shall recover from a participant’s employer within the Gold Fields Limited group of companies all such costs as may be attributable to such participant’s participation in the 2005 Plan. The Gold Fields Limited 2005 Share Plan provides for two types of awards: performance vesting restricted shares and performance allocated share appreciation rights. The performance vesting restricted shares will only be released to participants three years after the date of the award of such shares, and the release is subject, in whole and in part, to Gold Fields meeting certain performance criteria set by the Board of Directors. The performance allocated share appreciation rights are similarly not available to participants until three years after their award, however, availability is not subject to Gold Fields’ performance. The size of the initial allocation of share appreciation rights is dependent on the performance of the participant at the time of allocation. In terms of the resolutions passed at the AGM, a maximum of 5% of the issued share capital was placed under the control of the Directors for the purposes of the four share schemes. No allocations or awards have been made under the 2005 Plan.

The GF Non-Executive Director Share Plan

Gold Fields has a share option plan available to non-executive directors selected by a Non-Executive Directors Remuneration Committee, comprising the Chief Executive Officer and two representatives of shareholders of Gold Fields nominated by the Chief Executive Officer. No member of the committee may be a participant in the plan. The plan was adopted at the annual general meeting of shareholders on October 31, 2001. There are a total of 2,279,183 ordinary shares reserved for issuance under the plan. The shareholders may change the amount of ordinary shares reserved under the plan. Under the plan, the aggregate number of ordinary shares acquired by any one participant cannot exceed 0.1% of the issued share capital from time to time without the approval of the shareholders in a general meeting and the JSE. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Non-Executive Directors Remuneration Committee resolves to grant the option.

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

Options to purchase a total of 335,400 ordinary shares were held by the non-executive directors of Gold Fields under the plan as of November 30, 2005. The exercise prices of all outstanding options granted under this plan range between Rand 43.70 and 110.03 per ordinary share, and they expire between October 31, 2006 and February 18, 2010.

The Gold Fields Limited 2005 Non-Executive Director Share Plan

At Gold Fields’ annual general meeting scheduled for November 17, 2005, the shareholders approved the Gold Fields Limited 2005 Non-Executive Share Plan, and this plan will be the new plan under which non-executive directors will receive share awards. Participants in the 2005 Non-Executive Director Share Plan will be non-executive directors of Gold Fields who are not members of the Non-Executive Directors Remuneration Committee. The Gold Fields Limited 2005 Non-Executive Share Plan provides for the release of restricted shares, up to a total of 24,564,711 ordinary shares, awarded to the non-executive directors three years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 33,000 shares were authorized at Gold Fields’ annual general meeting on November 17, 2005.

Pursuant to resolutions passed at Gold Fields’ annual general meeting on November 17, 2005, a maximum of 5% of the unissued ordinary shares, less the 33,000 shares which were authorized for issuance to the Gold Fields’ non-executive directors pursuant to the Gold Fields Limited 2005 Non-Executive Director Share Plan at the same meeting, were placed under the control of the directors for purposes of issuance under The Gold Fields 2005 Limited Share Plan and The GF Management Incentive Scheme.

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

The GFL Contracts

Under the GFL Contracts, the employment of Mr. Cockerill and Mr. Holland will continue until terminated upon (i) six months’ notice by either relevant party or the relevant executive director or (ii) retirement of the relevant executive director (currently provided for at age 63 in the contract). Gold Fields can also terminate the executive director’s employment summarily for any reason recognized by law as justifying summary termination. If the summary termination is due to the inability of the executive director to provide his services (as a result of ill health or other cause) for a continuous period of three consecutive months in any one-year or more, he must also be paid in lieu of his six-month notice period.

Mr. Cockerill’s current gross annual remuneration package, or GRP, is valued at Rand 3,348,000 and Mr. Holland’s current GRP is valued at Rand 2,124,000. Both Mr. Cockerill’s and Mr. Holland’s GRP are reviewed annually for possible adjustment. Pursuant to their annual compensation reviews, each of Mr. Cockerill’s and Mr. Holland’s GRP was increased in January 2005.

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

In addition, each of Mr. Cockerill and Mr. Holland is entitled, among other things, to the following benefits under the GFL Contract: (i) participation in the GF Management Incentive Scheme at the discretion of Gold Fields; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board of Directors.

The amount and manner of any bonus payment is determined by the Compensation Committee of the Board. “See—Board of Directors Committees.” The annual bonus is set at a target of 50% of the value of the GRP, assuming fulfillment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 50% of the GRP, if targets are exceeded.

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

Each of Mr. Cockerill and Mr. Holland has agreed to: (i) not use or divulge any trade secrets without Board consent; (ii) surrender any written or electronic documentation relating to any trade secrets at the Board’s demand, and not keep any copies thereof; (iii) not, for a period of 24 months after his employment terminates, induce, solicit, encourage or procure (or endeavor to do so) any employee to (a) terminate his employment with Gold Fields or (b) become employed by or interested in any competitor of Gold Fields; (iv) not provide any information acquired by him in the course of his association with or employment by Gold Fields, to anyone, if the provision of the information results or may result in any of the Gold Fields’ employees becoming employed by or interested in any manner whatsoever, whether directly or indirectly, in any concern; (v) not solicit, interfere with or entice or endeavor to entice away from Gold Fields any person who was an associate, customer or supplier of, or who was accustomed to dealing with, Gold Fields during the past two years; and (vi) not disclose any information which comes to his knowledge as a result of his employment or the termination thereof, but excluding information acquired from an independent third person, which relates to any business/marketing method or practice, or any business/marketing associates of Gold Fields. A general exception to the various restrictions on disclosure of information is that the executive director is entitled to disclose information to such person(s) to whom it is necessary for the purpose of implementing his employment rights and obligations.

The Guernsey Contracts

Each of Mr. Cockerill’s and Mr. Holland’s agreement with Gold Fields Guernsey provides for his salary payable under that agreement to be determined in U.S. dollars. The annual salary remuneration package, or SRP, of Mr. Cockerill is U.S.$200,000 and of Mr. Holland is U.S.$91,800. Both Mr. Cockerill’s and Mr. Holland’s SRPs are reviewed annually for possible adjustment. Pursuant to their annual compensation reviews, each of Mr. Cockerill’s and Mr. Holland’s SRP was increased in January 2005. The notice period under the Guernsey Contract is six months.

In addition, each of Mr. Cockerill and Mr. Holland is entitled to be considered for an annual incentive bonus payment depending upon the fulfillment of certain targets as agreed between the relevant executive director and the Board. The annual bonus is set at a target of 50% of the value of the annual salary, as provided under the GFL Contract, and assuming fulfillment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 50% of the annual salary, if targets are exceeded.

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

The non-executive directors are entitled to fees as agreed at Gold Fields’ annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Gold Fields’ behalf and remuneration for other services, such as serving on committees. Prior to January 1, 2005, each non-executive director was entitled to a Rand 65,000 ($10,062) director’s fee per year and a Rand 6,500 ($1,006) attendance fee per meeting. In addition, the non-executive directors were each entitled to Rand 52,000 ($8,050) per year if the non-executive director was the chairman of a Board committee, other than the Audit Committee, or Rand 26,000 ($4,025) per year per committee for Board committee fees, and a Rand 3,900 ($604) attendance fee per committee meeting. The annual fee for the chairman of the Audit Committee was Rand 80,000 ($12,384). At the November 17, 2004 Gold Fields annual general meeting, the shareholders voted to provide for additional Board fees and to increase the existing Board fees effective January 1, 2005 as follows: the chairman of the Board now receives an annual fee of Rand 1.0 million ($154,799); the annual fee for each Board member, other than the Chairman, is Rand 100,000 ($15,480); the attendance fee for each Board member, excluding the Chairman, for each Board meeting is Rand 8,125 ($1,258) per meeting; the annual fee for each chairman of a board committee, other than the Audit Committee chairman, is now Rand 80,000 ($12,384); the annual fee for the chairman of the Audit Committee is Rand 112,000 ($17,337); the attendance fee for each Board committee member for each Board committee meeting is Rand 4,875 ($755) per meeting; the annual fee for members of each Board committee, other than the Audit Committee, is Rand 40,000 ($6,192); the annual fee for each member of the Audit Committee, excluding the chairman, is Rand 56,000  ($8,669); and the shareholder-approved travel allowance payable to directors who travel internationally to attend meetings is U.S.$4,000 per international trip.

In addition, the shareholders at the annual general meeting on November 17, 2004 resolved to pay Christopher Thompson, for his role as the chairman of the Board, a flat fee for Board meetings for the period from March 1, 2004 to December 31, 2004 of Rand 1,167,000 ($180,650), which is included in the chart above under Board fees amount for the period of July 2004 to December 2004.

Gold Fields has no service contracts with its non-executive directors.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees at the operations, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of June 30,
South Africa	2003	2004 (1)	2005(1)
Driefontein	18,253	17,900	17,200
Kloof	19,042	16,600	15,400
Beatrix	12,615	12,200	12,300
Ghana
Tarkwa	1,388	3,300	3,300
Damang	1,025	900	900
Australia
St. Ives	951	900	1,000
Agnew	254	300	400
Total	53,528	52,100	50,500(2)

Notes:
(1) Rounded to the nearest hundred.
(2) As of June 30, 2005, approximately 81% of these employees were laborers and semi-skilled employees.

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

•	provide for the financing of training programs by means of a levy grant system and a national skills fund; and
•	grant employees the right to strike if a company employing over 500 employees terminates over 50 employees at one time for operational reasons.

Approximately 79% of the labor force at Gold Fields’ South African operations is unionized, with the major portion of its South African workforce being members of the National Union of Mineworkers, or the NUM. As a result of its highly unionized labor force in South Africa and the fact that labor costs constitute approximately 50% of production costs, Gold Fields has attempted to balance union demands with the need to contain and reduce total cash costs in order to ensure the long-term viability of its operations.

In July 2003, Gold Fields completed biannual negotiations with the NUM on wages and terms of employment for semi-skilled employees, which provided for a wage increase of 10% effective July 1, 2003, a further increase in other benefits of approximately 3% in fiscal 2004 and a 7% wage increase which was effective on July 1, 2004. The NUM agreement also provided for the achievement by January 2004 of a minimum surface wage of Rand 2,000 ($328) per month.

Arrangements with other significant South African unions include:

•

a 9.5% increase effective July 1, 2003 for semi-skilled and skilled employees represented by the Solidarity, the United Association of South Africa, or UASA, and the NUM and a second year inflation linked increase with a minimum increase of 7%, which was implemented effective July 1, 2004; and

•

an 8.5% increase which became effective September 1, 2003 for mine officials and white-collar employees represented by UASA, Solidarity and the NUM. In addition, an agreement was concluded with those unions on September 16, 2004 which provides for a 6% retroactive increase effective July 1, 2004 and a further increase of 1% effective October 1, 2004.

The average increase in Gold Fields’ South African total labor costs due to these wage increases and improvements in conditions of employment was approximately 5.1% in fiscal 2004 and 3.6% in fiscal 2005.

On August 23, 2005, Gold Fields reached a two-year wage agreement with the United Association of South Africa, or UASA, Solidarity and the NUM. This agreement provided for wage increases of between 6% and 7% depending upon the category of employee to be implemented with effect from July 2005. The approximate impact of this increase is expected to be a 3% increase on the total Rand production costs for the South African operations for fiscal 2006. A further inflation linked increase (which shall not be lower than 5.5% to 6%, depending on the category of employee) is scheduled to be implemented on July 1, 2006. The agreement further provides for an increase in contributions to the Mine Workers Provident Fund, a retirement fund, of 0.5% in July 2005 and 0.5% in July 2006 and an increase in the living out allowance from R706 to R1,000 by September 1, 2006. Currently, only 14% of Gold Fields’ South African labor force receive living out allowances. The next round of negotiations with the South African Union is expected to take place prior to June 2007 when the current agreement expires.

Work week and shift arrangements are negotiated on a shaft-by-shaft basis and vary in accordance with staffing needs and union demands at each shaft. South African legislation provides for a 45 hour work week, although the government has stated its intention to move toward a 40 hour work week.

Gold Fields experienced no significant strikes in fiscal 2003 or 2004. On March 31, 2005, members of the NUM embarked on strike action at the South African operations in support of demands for an increased living out allowance. The South African Labour Court declared the strike unlawful and employees returned to work the next day. Only one day’s production was lost. Gold Fields’ South African operations were also impacted by the South African gold mining industry strike which commenced on August 7, 2005 and ended on August 12, 2005. Gold Fields subsequently concluded the two-year wage agreement referred to above on August 23, 2005 with the unions, as part of the industry-wide negotiations coordinated by the South African Chamber of Mines.

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

On October 8, 2003, the Ghanaian Parliament passed the Labour Act, 2003 (Act 651), or the Labour Act. Regulations under the Labour Act have been published for comment by stakeholders. The Labour Act gives employees greater freedom to form and to join trade unions, among other rights.

Of the Ghanaian employees at Tarkwa, the majority are members of the Ghana Mineworkers Union, or GMU, whose employment is governed by a collective bargaining agreement originally concluded in 1996 and revised in 2000, 2003 and 2004. Wages are revised annually by negotiation with the GMU. In July 2004, Gold Fields Ghana concluded a two-year agreement with the GMU covering both the Tarkwa and Damang mines. The agreement provides for a 2% increase in basic rates of pay effective January 1, 2004. The increase effective January 1, 2005 was 3%. The agreement further provided for profit sharing arrangement under which employees shared in the profits made at the Tarkwa and Damang mines in fiscal 2004 and fiscal 2005. The payment for fiscal 2005 was agreed at $750 per employee in service for the full fiscal year. Senior staff terms of employment are also governed by the Labour Act. Under the Labour Act, employees considered to be in “policy making” positions are prohibited from joining unions. As a result, some members of senior staff who are not in “policy making” positions could be eligible to join unions which would then negotiate terms of employment on their behalf. However, the current practice of using the conditions contained in collective agreements with unions as the minimum basis for negotiating senior staff conditions of employment is expected to continue.

Neither Gold Fields nor AMS experienced any strikes at Tarkwa in fiscal 2003, 2004 or fiscal 2005. However, in August 2005, Gold Fields experienced an unexpected 48 hour strike at the Tarkwa mine. The strike centered on unhappiness with existing union representation, and as a result Gold Fields is taking steps in conjunction with the union to facilitate the election of new union representatives.

As part of a project undertaken by Gold Fields to expand operations at Tarkwa, or the Tarkwa Expansion Project, Gold Fields has completed shifting operations at the mine from contractor mining to owner mining. The conversion to owner mining at Tarkwa was completed in fiscal 2005 without any labor incidents.

As with Tarkwa, substantially all of the local employees at the Damang mine are unionized, including those employed by AMS. Damang did not experience any work stoppages in fiscal 2003, 2004 or 2005. The terms of employment of unionized employees at Damang are governed by a collective bargaining agreement negotiated in June 2003 and revised in July 2004. The terms of this agreement are identical to those of the collective bargaining agreement covering unionized employees at Tarkwa. Damang was party to the two year agreement concluded in July 2004 on wages and other conditions of employment referred to above, for which the same terms apply to the Damang operations. These terms are expected to remain in place until 2006.

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

The St. Ives and Agnew mines together had approximately 1,320 workers as of June 30, 2005, approximately 1,000 of whom were employed by outside contractors. All of Gold Fields’ Australian employees and the employees of the contractors at the St. Ives and Agnew mines are employed pursuant to individually negotiated federal workplace agreements. The effect of federal workplace agreements is generally to exclude collective bargaining and limit union access to the workplace.

Historically, Australian unions have had a significant role in negotiating collective agreements for pay and working conditions. In recent years under both state and federal Conservative Party-led coalition governments, workplace agreements have replaced union collective bargaining agreements. The Industrial Relations Act 1979 (WA) as amended by the Labour Relations Reform Act in July 2002 reduces the availability of state workplace agreements and promotes collective bargaining and union access to the workplace. Although unions currently have little presence in Western Australia’s mining industry, it is possible that individually negotiated federal workplace agreements at some mines could be replaced by collective bargaining agreements if and when the workplace agreements expire, which could have an adverse effect on labor costs at Gold Fields’ mining operations in Australia.

Benefits

Gold Fields provides benefits to its employees, generally including pension, medical and accommodation benefits. Employees are also entitled to a severance package if they are laid off. At Damang, medical benefits only are provided by the contractor, AMS, while the costs of such benefits are paid by Gold Fields under the terms of the contract between Gold Fields and AMS. Gold Fields’ own employees are generally provided with medical and retirement benefits. In Australia, benefits for contractors’ employees are the responsibility of each contractor and Gold Fields’ own employees are generally responsible for their own medical costs and other benefits, except that Gold Fields contributes to a third-party pension plan.

provided with medical and retirement benefits. In Australia, benefits for contractors’ employees are the responsibility of each contractor and Gold Fields’ own employees are generally responsible for their own medical costs and other benefits, except that Gold Fields contributes to a third-party pension plan.

Gold Fields provides 50% of the premiums under a medical plan for certain former employees in South Africa. As of June 30, 2005, 89% of these former employees and dependants had been bought out of the scheme at a 15% premium. At June 30, 2005, approximately 248 former employees were still covered under this plan following the buyout. As of June 30, 2005, Gold Fields had accrued a provision of Rand 18.8 million for these obligations. The provision is adjusted annually in accordance with updated actuarial tables. Gold Fields is not obligated to make these contributions for members of the former Aumed Medical Scheme (which was in place at the Free State operation and was combined with the Medisense medical scheme during fiscal 2003) who retired after August 31, 1997 and members of Medisense Medical Scheme who retired after January 31, 1999.

Bonus Schemes

Gold Fields has extensive bonus schemes for workers at all levels. The focus of Gold Fields’ bonus schemes is based on specific production and safety targets as the primary drivers, with quality factors being secondary drivers at management levels.

Social Development

Gold Fields has an established social development program in South Africa, which it conducts through the Gold Fields Foundation, or the Foundation. The Foundation was founded by Gold Fields of South Africa Limited more than 20 years ago and has as its mission the promotion and facilitation of sustainable social and economic development in the communities affected by Gold Fields’ operations in South Africa, Ghana and Australia. Gold Fields provides annual funding for the Foundation in an aggregate amount of one Rand per each ounce of gold produced from its South African operations each year plus 0.5% of annual pre-tax profits of its South African operations. Ghana has a similar program in place and funds an aggregate amount of $1 per ounce of gold produced plus 0.5% of annual pre-tax profits at the Ghana operations. In Australia, contributions are made to the Gold Fields Australian Foundation at a rate of A$0.80 per ounce of gold sold. The funds from those operations are applied to development projects where the relevant operation is located. Currently, the Foundation focuses on four primary areas:

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

Employment Equity

Under the South African Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination, and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Act, Gold Fields has a formal employment equity plan, which has been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five-year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. Management believes that Gold Fields is currently making adequate progress towards the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields spent approximately Rand 133.4 million, $865,000 and A$1.1 million on employee training and development in fiscal 2005 at its South African, Ghanaian and Australian operations, respectively. Particular emphasis is placed on literacy as Gold Fields estimates that approximately 42% of its South African employees are functionally illiterate.

Another area of current focus is improvement in middle management managerial skills. Gold Fields has implemented an internal leadership program which is expected to help fulfill the human resources requirements of the Mining Charter. See “Information on the Company—Regulatory Matters—South Africa—Mineral Rights.”

In addition, Gold Fields provides ongoing training to employees regarding safe work practices and other safety issues. Gold Fields’ training programs relating to safe working practices are aligned with South Africa’s National Qualifications Framework. In addition, Gold Fields’ South African training centers are accredited by the Sectoral Education and Training Authority (Mining Qualification Authority) for the mining industry.

In fiscal 2003, Gold Fields implemented an integrated people development system called The Integrated Manager, or TIM, at all mine sites. TIM includes systems designed to track and manage employee performance and development programs. TIM was fully implemented during fiscal 2004 and focuses training on areas that will enhance employee safety, performance and development and integrate the various employee development initiatives within Gold Fields.

Health and Safety

Health

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to dust, noise, heat, noxious fumes and chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (particularly silicosis, tuberculosis and a combination of the two), noise induced hearing loss and heat exhaustion. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. Gold Fields is working to increase the level of ventilation at its underground operations in order to try to lower the risk of lung disease for its workers. To reduce the incidence of noise-induced hearing loss, Gold Fields implements engineering controls where practicable and if it is not possible Gold Fields trains its workers to use adequate ear protection and provides appropriate equipment. Gold Fields has embarked on significant initiatives to address HIV infection and AIDS among its workforce.

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

HIV/AIDS Program. Gold Fields’ South African workforce has a similar level of HIV prevalence to that present in groups of males of the same mix of age groups in South Africa generally. Accordingly, Gold Fields has developed and implemented a significant HIV/AIDS program with the goals of reducing the rate of HIV infection among its workforce and minimizing the potential financial impact of AIDS on its operations. This program involves a multi-faceted approach including the following components:

•        HIV/AIDS awareness campaigns;

•        peer education and training, involving more than 800 peer educators;

•        voluntary counseling and testing;

•        condom promotion and distribution, with a stated goal of three condoms per employee per week;

•        treatment of sexually transmitted diseases, including treatment of infected prostitutes and “periodic presumptive therapy” which involves giving a broad spectrum of antibiotics to asymptomatic prostitutes at high risk of contracting sexually transmitted diseases;

•        care and support for workers with HIV/AIDS. This includes wellness management, ill health retirement for workers with AIDS (with workers encouraged to return home to their families) and home based care for such workers following retirement. In April 2003, Gold Fields announced that it had extended the program to include the delivery of Highly Active Antiretroviral Therapy, or HAART, as a treatment option for employees living with AIDS; and

•        collaboration with international initiatives such as the Global Health Initiative, World Economic Forum, World Health Organization and USAID.

In July 2004, management estimated that 28.3% of Gold Fields’ workforce in South Africa was infected with HIV. Based on this level of prevalence, other existing data and various other assumptions, many of which involve factors beyond Gold Fields’ control, management estimates that without appropriate interventions the ultimate impact of HIV/AIDS on its operating costs could be as high as $10 per ounce of gold produced at its South African operations two years after the projected peak of HIV prevalence in approximately 2017, when the largest number of employees on HAART will be reached. The cost in fiscal 2005 was estimated at $4.35 per ounce. Gold Fields hopes to limit the impact of HIV/AIDS on its operating costs through its HIV/AIDS program. Management estimates that, depending on the success of its HIV/AIDS program, the maximum expected impact of AIDS on operating costs at its South African operations could be reduced from $10 per ounce estimate to as low as $6.00 per ounce of gold produced. However, the ultimate impact of HIV/AIDS on Gold Fields’ operating costs could vary significantly depending on any of these factors.

See “Key Information — Risk Factors — HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.”

On December 12, 2001, Gold Fields entered into an agreement with the principal labor unions representing its employees in which it and the unions agreed to implement various initiatives aimed at reducing the spread of HIV/AIDS among Gold Fields’ workforce and providing for the treatment and care of employees who are HIV positive or suffering from AIDS. These initiatives include, among others, improving awareness and education among employees regarding HIV/AIDS, promoting condom usage among employees, managing sexually transmitted infections and collectively supporting a wellness management program for employees who are HIV positive. In April 2003, the Gold Fields HIV/AIDS program was recognized as one of the nine best programs in the world by the Global Business Coalition Against AIDS.

HIV/AIDS prevalence is not significant in Gold Fields’ Ghanaian or Australian workforces. Gold Fields has also introduced its HIV/AIDS program in Ghana.

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

Gold Fields introduced a new health and safety compliance program in fiscal 2001 at its South African operations, with the goal of improving compliance with the Mines Health and Safety Act and other rules, standards, regulations and generally accepted principles relating to health and safety. The Full Compliance Safety Management Initiative, as it is called, has been implemented at all of Gold Field’s operations and aims to:

•        eliminate fatal accidents at Gold Fields’ mines;

•        reduce accident rates by 50% over a five-year period, commencing in July 2000; and

•        maintain a safe and healthy working environment with quality training, good practice and full employee commitment.

Gold Fields operations in Australia as well as Tarkwa mine in Ghana are certified under Occupational Health and Safety Assessment Series 18000, an occupational health and safety management specification system. The South African operations and Damang are scheduled for such certification in fiscal 2006.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the knowledge of management: (1) Gold Fields is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Gold Fields. To the knowledge of Gold Fields’ management, there is no controlling shareholder of Gold Fields.

As of November 30, 2005, the issued share capital of Gold Fields consisted of 492,114,739 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of October 31, 2005 is set forth below.

Beneficial owner	Ordinary Shares	Percentage
MMC Norilsk Nickel(1)	98,467,758	20.0
Public Investment Commission(2)	32,952,603	6.7
Harmony Gold Mining Company(3)	26,591,018	5.4
Capital Research and Management(4)	23,993,873	4.9
Old Mutual plc(5)	20,817,213	4.2

Notes:

(1)               MMC Norilsk Nickel previously owned these shares directly. In May 2005, these shares were transferred to Jenington International Inc., an indirectly, wholly owned subsidiary of MMC Norilsk Nickel. The entire share capital of Jenington International Inc. was transferred to ZAO Polyus, a direct wholly owned subsidiary of MMC Norilsk Nickel, as part of a spin-off by MMC Norilsk Nickel of its mining assets. MMC Norilsk Nickel is controlled by Vladimir O. Potanin and Mikhail D. Prokhorov.

(2)               The Public Investment Commission holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers and RMB Asset Management.

(3)               On November 16, 2005, Harmony Gold Mining Company Ltd. announced the sale of its remaining shares in Gold Fields.

(4)               Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

(5)               Old Mutual holds its shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries. Jakes G. Gerwel, a non-executive director of Gold Fields, is also a director of Old Mutual Life Assurance Company of South Africa Limited.

To the knowledge of management, none of the above shareholders holds voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes of the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership
	As of June 30,					As of October 31,
	2003	2004		2005		2005
Beneficial owner	(% )	(%	)	(%	)	(%	)
Anglo American plc(1)	20.9	—	(2)	—	(2)	—	(2)
OJSC MMC Norilsk Nickel(3)	—(2)	20.0		20.0		20.0
Public Investment Commission(4)	4.9	4.9		4.9		6.7
Capital Research and Management(5)	2.8	2.2		4.9		4.9
Old Mutual plc(6)	6.1	5.8		4.6		4.2
Harmony Gold Mining Company Ltd.(7)	—(2)	—(2)		5.4		5.4

Notes:

(1)               Anglo American plc held its shares through its indirect, wholly owned subsidiary, Anglo South Africa Capital (Proprietary) Ltd.

(2)               To the knowledge of Gold Fields’ management, the entities did not own Gold Fields’ ordinary shares on the dates specified.

(3)               MMC Norilsk Nickel previously owned these shares directly. In May 2005, these shares were transferred to Jenington International Inc., a indirectly, wholly owned subsidiary of MMC Norilsk Nickel. The entire share capital of Jenington International Inc. was transferred to ZAO Polyus, a direct wholly owned subsidiary of MMC Norilsk Nickel, as part of a spin-off by MMC Norilsk Nickel of its mining assets. MMC Norilsk Nickel is controlled by Vladimir O. Potanin and Mikhail D. Prokhorov.

(4)               The Public Investment Commission holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers and RMB Asset Management.

(5)               Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

(6)     Mutual plc holds its shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries.

(7)               On November 16, 2005, Harmony Gold Mining Company Ltd. announced the sale of its remaining shares in Gold Fields.

As of June 30, 2005, 13,484 record holders of Gold Fields’ ordinary shares, holding an aggregate of 124,995,693 ordinary shares (25.4%), were listed as having addresses in South Africa. As of June 30, 2005, 100 record holders of Gold Fields’ ordinary shares, holding an aggregate of 167,276,824 ordinary shares (34.0%), were listed as having addresses in the United States.

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

Pro-Drilling

Michael J. Prinsloo, Executive Vice President, South African Operations, sits on the Board of and owns 50% of Pro-Drilling & Mining (Proprietary) Limited, or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFI Mining South Africa (Proprietary) Limited to provide labor, equipment and materials for diamond drilling and core recovery at the South African operations. The contract is valid until terminated upon one month’s written notice by either party. Gold Fields was employing Pro-Drilling prior to Mr. Prinsloo’s joining Gold Fields. During fiscal 2005 Gold Fields paid Pro-Drilling a total of approximately Rand 11 million ($1,702,786). Gold Fields expects to continue its contract with Pro-Drilling during fiscal 2006 on similar terms.

Mvelaphanda

Tokyo M.G. Sexwale, a non-executive director of Gold Fields, is the Chairman of the Board of Mvelaphanda Resources Limited, or Mvela Resources, an African mining and exploration company and sit on the Boards of certain of its subsidiaries. Bernard R. van Rooyen, who retired as a non-executive director of Gold Fields on November 17, 2005, is the Deputy Chairman of Mvela Resources. Both Mr. Sexwale and Mr. van Rooyen are also significant shareholders of Mvela Resources.

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

On November 17, 2004, GFL Mining Services Limited, or GFLMSL, Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, referred to in this discussion as the Amendment Agreement, amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Subscription and Exchange Agreement and the Covenants Agreement. The agreements were amended to provide among other things, that Mvela Resources may acquire a minimum of 45,000,000 and a maximum of 55,000,000 Gold Fields shares should it elect to exchange its equity interest in the South African assets for Gold Field shares.

See “Operating and Financial Review and Prospects — Overview — Mvelaphanda Transaction.”

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

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended June 30,
	2001			2002		2003		2004		2005		2006
	($)	(R)		($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)		(R)
Prior year’s final dividend	—	—		0.05	0.40	0.40	2.20	0.13	1.00	0.06	0.40	0.06	(2)	0.40	(2)
Interim dividend	0.13	1.05	(1)	0.08	0.90	0.90	1.50	0.06	0.40	0.05	0.30	—		—
Total dividend	0.13	1.05		0.13	1.30	1.30	3.70	0.19	1.40	0.11	0.70	—		—

Notes:

(1)     This interim dividend included the final dividend for fiscal 2000, which was deferred as a condition of an aborted merger between Gold Fields and Franco-Nevada Mining Corporation.

(2)     This final dividend was announced on August 3, 2005 and paid on August 29, 2005.

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

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments.”

Item 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is the JSE Securities Exchange South Africa, or JSE, on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange, and are listed on the Premier Marché of Euronext Paris and the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of June 30, 2005, 13,484 record holders of Gold Fields’ ordinary shares, holding an aggregate of 124,995,693 ordinary shares (25.4%), were listed as having addresses in South Africa. As of June 30, 2005, 100 record holders of Gold Fields’ ordinary shares, holding an aggregate of 167,276,824 ordinary shares (34.0%), were listed as having addresses in the United States.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge (Proprietary) Limited, or I-Net Bridge, a South African financial information service:

	Ordinary share price		Average daily trading volume (number
Year ended June 30,	High	Low	of ordinary shares)
	(Rand per ordinary share)
2001	39.70	20.10	782,898
2002	168.00	32.50	1,642,279
2003	150.63	71.40	1,671,998
2004	110.40	65.02	1,787,830
2005	94.02	55.09	1,485,099
2006 (through November 30, 2005)	105.50	69.01	1,605,877

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of
Quarter ended,	High	Low	ordinary shares)
	(Rand per ordinary share)
September 30, 2003	110.40	82.10	1,418,814
December 31, 2003	105.10	81.90	1,441,818
March 31, 2004	102.60	77.41	2,884,949
June 30, 2004	85.00	65.02	1,398,935
September 30, 2004	87.50	55.09	1,643,839
December 31, 2004	94.02	69.10	1,827,766
March 31, 2005	81.41	66.02	785,345
June 30, 2005	77.90	57.95	1,655,983
September 30, 2005	95.32	69.01	1,397,954

The following table sets out ordinary share trading information on a monthly basis each of the last six months, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of
Month ended	High	Low	ordinary shares)
	(Rand per ordinary share)
June 30, 2005	77.90	68.00	3,172,886
July 30, 2005	79.00	70.99	878,894
August 30, 2005	76.37	69.01	1,196,516
September 30, 2005	95.32	72.00	2,094,860
October 31, 2005	96.00	86.00	1,182,871
November 30, 2005	105.50	87.98	2,623,980

On November 30, 2005, the closing of the ordinary shares on the JSE was R99.25.

New York Stock Exchange and Nasdaq SmallCap Market Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on The Nasdaq SmallCap Market for Gold Fields’ ADSs from July 1, 2000 until May 8, 2002 and on the New York Stock Exchange since May 9, 2002.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

	ADS price		Average daily trading
Year ended June 30,	High	Low	volume (number of ADSs)
	($per ADS)
2001(1)	5.23	2.63	416,049
2002	16.36	3.86	1,587,110
2003	15.25	9.00	2,376,579
2004	15.12	9.93	1,887,030
2005	14.94	9.25	1,557,127
2006 (through November 30, 2005)	16.16	10.69	1,649,516

Note:

(1)     Gold Fields delisted its ADSs from the Nasdaq SmallCap market on May 8, 2002 and listed its ADSs on The New York Stock Exchange on May 9, 2002.

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

	ADS price		Average daily trading
Quarter ended	High	Low	volume (number of ADSs)
	($per ADS)
September 30, 2003	14.89	10.63	1,964,214
December 31, 2003	15.12	12.59	2,125,869
March 31, 2004	14.70	11.65	1,926,113
June 30, 2004	13.19	9.93	1,527,529
September 30, 2004	13.65	9.25	1,330,780
December 31, 2004	14.94	12.27	2,225,906
March 31, 2005	13.20	10.87	1,119,374
June 30, 2005	11.50	9.57	1,531,927
September 30, 2005	14.66	10.69	1,645,808

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

	ADS price		Average daily trading
Month ended	High	Low	volume (number of ADSs)
	($per ADS)
May 31, 2005	10.99	9.57	1,368,552
June 30, 2005	11.42	10.20	2,056,041
July 30, 2005	11.65	10.69	1,113,180
August 30, 2005	11.68	10.72	1,589,926
September 30, 2005	14.66	11.58	2,214,276
October 31, 2005	14.81	13.05	1,363,252
November 30, 2005	16.16	13.13	1,947,081

On November 30, 2005, the closing price of Gold Fields’ ADSs quoted on The New York Stock Exchange was $14.95.

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

The market capitalization of companies listed on the JSE was approximately Rand 2.3 trillion as of November 30, 2005. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 38.5% for 2001. Trading is concentrated in a small, but growing number of companies. As of November 30, 2005, there were 157 listed companies on the JSE.

South Africa was included in the Morgan Stanley Capital International Emerging Markets Free Index and the International Finance Corporation Investable Index in March and April 1995, respectively. South Africa has a significant representation in these emerging market indices.

The four main indices charting the performance of the JSE as a whole and of composite sectors are the All Share Index, the Financial Index, the Industrial Index and the Resources Index. As of November 30, 2005, the All Share Index, Financial Index, Industrial Index and the Resource Index accounted for 100%, 22%, 30% and 38%, respectively of the market capitalization of the JSE.

The JSE has established a project named Share Transactions Totally Electronic, or STRATE, which has involved the dematerialization of share certificates in a central securities depositary and the introduction of contractual, rolling, electronic settlement in order to increase the speed, certainty and efficiency of settlement and to fall into line with international practice. Gold Fields joined STRATE on October 1, 2001. Investors are given the choice of either holding their securities in dematerialized form in the central securities depositary or retaining their share certificates. Shareholders who elect to retain their share certificates are not able to trade their shares on the JSE, although they may trade their shares off market. Settlement of dematerialized shares traded electronically on the JSE is made three days after each trade (T+3). The JSE has stated that the settlement period may be reduced in the future to one day (T+1).

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

Share Capital

The authorized share capital of Gold Fields consists of 1,000,000,000 ordinary shares with a par value of Rand 0.50 each. The aggregate number of issued shares of Gold Fields on November 30, 2005 was 492,114,739ordinary shares of Rand 0.50 each.  All of the issued ordinary shares rank equally with one another and are fully paid and are not subject to calls for additional payments of any kind.

More than 10% of Gold Fields’ current issued share capital has been paid for in assets other than cash. Gold Fields ordinary shares were exchanged for shares in GFL Mining Services Ltd. during the merger with Gold Fields in 1999 and for the minority shares in St. Helena Gold Mines Limited when Gold Fields acquired total ownership. See “Information on the Company — History.” On November 30, 2001, 12,000,000 ordinary shares were issued to WMC Resources Ltd as part of the consideration for the acquisition of St. Ives and Agnew mining operations from WMC Limited and WMC Resources Ltd. See “Information on the Company — Gold Fields Mining Operations — Ghana Operation — Damang.” In addition, on September 11, 2003, Gold Fields issued 564,841 ordinary shares to Outokumpu Oy, or Outokumpu, as part of the consideration for the acquisition of Outokumpu’s 49% interest in the Arctic Platinum Project, or APP. See “Information on the Company — Exploration — Arctic Platinum Project.”

At a general meeting held on November 17, 2005, Gold Fields’ shareholders approved a resolution authorizing the Gold Fields Board to allot and issue additional ordinary shares for cash up to a maximum of 10% of the issued ordinary shares in any one financial year, subject to the JSE Rules. Under the JSE rules, any such issue, together with any other shares issued in that financial year, in the aggregate cannot exceed 15% of the number of shares in Gold Fields’ issued share capital on the date an application is made to the JSE in respect of that issuance, less any other shares issued in that financial year. This general authority is valid until Gold Fields’ next annual general meeting or 15 months from the date on which the resolution was passed, whichever is earlier.

The following table sets forth changes in Gold Fields’ issued share capital for the periods indicated:

	Total Issued	Total Authorized
As of	Ordinary Shares	Ordinary Shares
June 30, 2003(1)	472,364,872	1,000,000,000
June 30, 2004(2)	491,492,520	1,000,000,000
June 30, 2005(3)	492,294,226	1,000,000,000
November 30, 2005(4)	492,114,739	1,000,000,000

Notes:

(1)     Reflects the issuance of 1,842,648 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan.

(2)     Reflects the issuance of 19,127,648 ordinary shares, of which 564,841 shares issued to Outokumpu as part of the consideration for Gold Fields’ purchase of Outokumpu’s 49% stake in the Arctic Platinum Project, 17,250,000 shares issued in an international private placement, 1,300,977 shares issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan and 11,830 shares issued to others.

(3)               Reflects the issuance of 801,706 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Share Plan.

(4)     Reflects the repurchase by the company of 1,000,000 of its ordinary shares at a weighted average price of Rand 74.89, which were de-listed and cancelled on August 17, 2005 and the issuance of 333,681 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan.

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

•        to raise cash through a general issuance in the discretion of the directors to the general public (but not to related parties) of up to 15% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30 business day weighted average trading price prior to the date the application is made to the JSE to list the shares provided that a 75% majority of votes cast by shareholders at a general meeting must approve the granting of such authority to the directors; or

•        to raise cash through a specific issuance of shares for cash, provided that a 75% majority of shareholders, other than controlling shareholders, vote in favor of the resolution to issue the shares at a general meeting.

Transfer of Shares

The transfer of any Gold Fields certificated share will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialized shares which have been traded on the JSE are transferred on the STRATE system and delivered three business days after each trade. The transferor of any share is deemed to remain the holder of that share until the name of the transferee is entered in Gold Fields’ register for that share. Since Gold Fields shares are traded through STRATE, only shares which have been dematerialized may be traded on the JSE. Accordingly, Gold Fields shareholders who hold shares in certificated form will need to dematerialize their shares in order to trade on the JSE.

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

See “Operating and Financial Review and Prospects — Overview — Mvelaphanda Transaction.”

Acquisition of Bolivar Gold Corp.

On November 21, 2005, Gold Fields and Bolivar Gold Corp., or Bolivar, jointly announced that they had entered into an agreement providing for Gold Fields to purchase, through a court approved plan of arrangement, all of the securities of Bolivar for total cash consideration of approximately $330 million. Bolivar securityholders will be offered C$3.00 per Bolivar common share and C$1.90, C$1.25 and C$0.40 per Bolivar warrant expiring on March 17, 2008, August 25, 2008 and December 22, 2009, respectively. The consideration for the warrants is calculated based on the greater of (i) the amount of consideration per common share minus the warrant strike price and (ii) a premium equal to the premium payable to common shareholders based on the closing price on November 18, 2005. Furthermore, in accordance with a trust indenture, the transaction will trigger the redemption of a convertible debenture at C$1,095.25 in cash per C$1,000 principal amount for a total amount of $24.1 million, included in the total purchase consideration referred to above.

The transaction is subject to the approval of 66 2/3% of the Bolivar shareholders and warrant holders, of which Gold Fields currently holds approximately 15.5% of the common shares and 32% of the warrants expiring on August 25, 2008. Bolivar shareholders are expected to vote on the deal January 12, 2006. Definitive agreement documentation was executed on December 1, 2005, and the SARB has also approved the agreement.

Each of Gold Fields’ and Bolivar’s Boards of Directors have voted to approve the transaction and it is expected that the transaction will close in January 2006, subject to certain conditions being satisfied.

Bolivar is listed on the Toronto Stock Exchange and operates the Choco 10 open pit gold mine in the El Callao gold district in the Bolivar State, Venezuela.

See “Operating and Financial Review and Prospects — Recent Developments.”

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

Management and Other Compensatory Plans and Arrangements

Gold Fields’ share plan, the Gold Fields Limited 2005 Share Plan, was approved by the shareholders on November 17, 2005 and is available to its executive officers and other employees. See “Directors, Senior Management and Employees — The Gold Fields Limited 2005 Share Plan.”

Gold Fields shareholders also approved on November 17, 2005 a new share plan available to its non-executive directors. See “Directors, Senior Management and Employees — The Gold Fields Limited 2005 Non-Executive Director Share Plan.”

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

Cash:

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

Ordinary shares:

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

Right to purchase additional ordinary shares:

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

Other distributions:

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

•  each issuance of a Gold Fields ADS, including as a result of a distribution of ordinary shares or rights or other property or upon exercise of a warrant to purchase an ADS

•  each distribution of securities distributed to holders of Gold Fields’ ordinary shares which are distributed by The Bank of New York to Gold Fields’ ADR holders

•  each cancellation of a Gold Fields ADS, including if the

•  Deposit Agreement terminates

•  each cash distribution pursuant to the Deposit Agreement

•  annual depository services transfer and registration of ordinary shares on Gold Fields’ share register from your name to the name The Bank of New York or its agent when you deposit or withdraw ordinary

•  $5.00 or less per 100 Gold Fields ADSs or portion thereof

•        any fees that would be payable if the securities had been ordinary shares and those ordinary shares had been deposited for the issuance of ADSs

•  $5.00 or less per 100 Gold Fields ADSs or portion thereof

•  not more than $0.02 per ADS (or portion thereof)

•  not more than $0.02 per ADS (or partition thereof) paid annually, provided that, this fee will not be charged if the $0.02 fee for cash distributions described above was charged during the calendar year

•  registration or transfer fees

•  expenses of The Bank of New York

•  expenses of The Bank of New York

• shares • conversion of foreign currency to U.S. dollars cable, telex and facsimile transmission expenses, if expressly • provided in the Deposit Agreement as necessary	• certain taxes and governmental charges The Bank of New York or the custodian has to pay on any Gold Fields ADS or ordinary share underlying a Gold Fields ADS

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

Withholding tax on dividends

Under South African law, no withholding tax applies to, and no other tax is payable by, shareholders or ADS holders on dividends paid to non-resident shareholders or non-resident ADS holders. It should be noted that any future decision to re-impose a withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders is generally permissible under the terms of a reciprocal tax treaty entered into between South Africa and the United States, or the Treaty; provided that the Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases. South Africa imposes a corporate tax known as a secondary tax on companies, or STC, at a rate of 12.5% on the distribution of earnings in the form of dividends on the company declaring the dividend. STC is a recognized form of tax in terms of the double taxation convention between South Africa and the United States, but does not constitute a withholding tax on dividends.

Income tax and capital gains tax

Non-resident holders of ordinary shares or ADSs will not be subject to income or capital gains tax in South Africa, with respect to the disposal of those ordinary shares or ADSs, unless the non-resident carried on business through a permanent establishment in South Africa, and the profits are realized in the ordinary course of that business.

Stamp duty and uncertificated securities tax

South African stamp duty is payable by the company on the issue of certificated shares at the rate of 0.25% of the higher of the consideration or the market value of the issue price. Uncertificated securities tax is payable in South Africa by the company in respect of the issue of dematerialized shares at the rate of 0.25% of the par value of such shares plus any premium payable therefore. The provisions of the Revenue Laws Amendment Act, which have been passed by Parliament and which are expected shortly to be promulgated, will abolish the South African stamp duty, with respect to both certificated and uncertificated shares, with effect from January 1, 2006.

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

U.S. Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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

For taxable years that begin before 2009, dividends paid by Gold Fields will be taxable to shareholders that are individuals at the special reduced rate normally applicable to capital gains, provided that either Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or the ADSs are considered to be “readily tradable” on the NYSE.” You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Taxation of a Sale or other Disposition

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
450 Fifth Street, N.W
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

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields’ Board of Directors. Management of financial risk is centralized at Gold Fields’ treasury department, which acts as the interface between Gold Fields’ operations and counterparty banks. The treasury department manages financial risk in accordance with the policies and procedures established by the Gold Fields Board of Directors and Executive Committee. Gold Fields’ Audit Committee has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields’ treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as spelling out counterparty credit-related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

Foreign Currency Sensitivity

General

In the ordinary course of business, Gold Fields enters into transactions, such as gold sales, denominated in foreign currencies, primarily U.S. dollars. In addition, Gold Fields has investments and indebtedness in U.S. and Australian dollars. Although this exposes Gold Fields to transaction and translation exposure from fluctuations in foreign currency exchange rates, Gold Fields does not generally hedge this exposure, although it may do so in specific circumstances, such as financing projects or acquisitions. Also, Gold Fields on occasion undertakes currency hedging to take advantage of favorable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

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

Specifically, for the Citibank zero cost collars:

•        if the U.S. dollar/Australian dollar exchange rate was $0.51820 per A$1.00 or more at the end of the relevant quarter, Citibank was obligated to sell Australian dollars to Gold Fields Australia for U.S. dollars an exchange rate of $0.51820 per A$1.00;

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

For the Barclays zero cost collars:

•        if the U.S. dollar/Australian dollar exchange rate was $0.51990 per A$1.00 or more at the end of the relevant quarter, Barclays was obligated to sell Australian dollars to Gold Fields Australia for U.S. dollars an exchange rate of $0.51990 per A$1.00;

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

On January 7, 2004, Gold Fields Australia effectively closed out the Australian dollar/United States dollar currency forward sale contracts and zero cost dollars by entering into equal and opposite transactions. The close out of the outstanding open position of $275.0 million was at an average spot rate of $0.7670 per A$1.00. These transactions locked in gross profit amounting to $115.7 million of which $102.8 million had already been accounted for through the end of December 2003 via scheduled maturities of the instruments from the time they were first purchased in 2001. The remaining underlying cash receipts were deferred to match the maturity dates of the original transactions. In addition, to allow Gold Fields to participate in further Australian dollar appreciation, a series of quarterly maturing Australian dollar/U.S. dollar call options were purchased on January 7, 2004, in respect of an amount of $275.0 million, with value dates and amounts matching those of the original instruments. These new Australian dollar call options require Gold Fields to pay a premium of $8.3 million. The payment dates are scheduled to match the maturity dates of the, and the amount of the premium is offset against the amounts due under, original instruments. The average strike price of the options is $0.7670 per A$1.00.

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

The following table presents the cash flows as of June 30, 2005, net of the premium on the call options related to the profit resulting from the close out of the original Australian dollar/U.S. dollar instruments.

Payment value dates	Net Future Cash Flows
	(US$’000)	(A$’000)
June 30, 2005(1)	9,885	14,345
September 30, 2005(1)	9,560	13,954
December 30, 2005	9,275	13,606
March 31, 2006	9,020	13,292
June 30, 2006	8,720	12,899
September 29, 2006	8,460	12,561
December 29, 2006	8,245	12,281
Total	63,165	92,938

Note:

(1)               The payments for June 30, 2005 and September 30, 2005 were received on their due dates.

South African Rand Instruments

During May and June 2003, Gold Fields entered into a number of forward purchase contracts with several financial institutions providing for the purchase by Gold Fields of an aggregate amount of $36.0 million at a fixed exchange rate of Rand 8.7318 per $1.00, on June 3, 2004. This was done to protect the Group’s commitment in respect of the Tarkwa mill and owner mining projects of $159 million. At the beginning of fiscal 2004 this amount was increased to $50.0 million at an average exchange rate of R8.4264 per $1.00.

The forward purchase of $50.0 million matured on June 3, 2004. This amount was extended at an exchange rate of Rand 6.6368 per $1.00 to mature on December 3, 2004, resulting in a cash outflow $16.0 million. The $50.0 million matured on December 3, 2004 resulting in a cash outflow of $4.1 million. The spot rate on this date was R5.8215 per $1.00.

An amount of $30.0 million was extended at a new rate of R5.9611 per $1.00 to mature on June 3, 2005. The $30.0 million matured on June 3, 2005 resulting in a cash inflow of $3.8 million. The spot rate on this date was R6.8198 per $1.00. The $30.0 million was further extended at a rate of R6.9402 per $1.00 to mature on December 5, 2005 which resulted in a cash inflow of $3.8 million.  The $30.0 million forward cover was purchased to cover any US dollar commitments payable from South Africa.

Realized gains on financial instruments are disclosed in detail under the Results of Operations section, under the sub heading “Realized gains on financial instruments.”

Foreign Currency Contract Position

As of June 30, 2005, Gold Fields’ foreign currency contract position was as follows:

	2006	2007	TOTAL
A$/US$call options:
Volume ($million)	100.0	75.0	175.0
$ per A$1.00 (1)	0.7670	0.7670	0.7670
$ /R forward exchange contracts:
Volume ($million)	30.0	—	30.0
$ per R1.00	0.1441	—	0.1441

Note:

(1)               Weighted average rate of all contracts in the relevant periods.

Foreign Currency Sensitivity Analysis

Gold Fields’ revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a higher Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of changes in the value of the Rand against the U.S. dollar can be substantial.

A sensitivity analysis of the mark-to-market valuations of Gold Fields’ foreign currency contracts as of June 30, 2005 is set forth below.

Australian Dollar Instruments

	US$/A$ exchange rate as of June 30, 2005
				(A$)
Sensitivity to US$/A$(1) exchange rates	-10.0%	-7.5%	-5.0%	Spot	(2)	+5.0%	+7.5%	+10.0%
Mark-to-market Options ($million)	0.5	0.9	1.6	4.2		9.4	12.6	16.1

Notes:

(1)               “+” and “—” designate the strengthening and weakening of the Australian dollar against the U.S. dollar.

(2)               Spot rate: $0.7684 = A$1.00

	Weighted average U.S. dollar interest rate as of June 30, 2005
				(A$)
Sensitivity to U.S. dollar interest rates	-1.5%	-1.0%	-0.5%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market Options ($million)	3.4	3.7	3.9	4.2		4.5	4.8	5.1

Note:

(1)               Spot U.S. dollar interest rate: 3.48%.

	Weighted average Australian dollar interest rate as of June 30, 2005
Sensitivity to Australian dollar interest rates	-1.5%	-1.0%	-0.5%	Spot (1)	+0.5%	+1.0%	+1.5%
Mark-to-market Options ($million)	5.1	4.8	4.5	4.2	3.9	3.7	3.4

Note:

(1)               Spot Australian dollar interest rate: 5.65%.

South African Rand Instruments

	US$/R (1) exchange rate as of June 30, 2005
				(R)
Sensitivity to US$/R (1) exchange rates	-10.0%	-7.5%	-5.0%	Spot	(2)	+5.0%	+7.5%	+10.0%
Mark-to-market Forwards ($million)	2.1	1.5	0.8	(0.6)		(2.2)	(3.0)	(4.0)

Notes:

(1)               “+” and “—” designate the strengthening and weakening of the Rand against the U.S. dollar.

(2)               Spot rate: $0.1493 = R1.00

	Weighted average Rand interest rate as of June 30, 2005
Sensitivity to Rand interest rates	-1.5%	-1.0%	-0.5%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market Forwards ($million)	(0.8)	(0.8)	(0.7)	(0.6)		(0.6)	(0.5)	(0.4)

Note:

(1)               Spot Rand interest rate: 6.95%

	Weighted average U.S. dollar interest rate as of June 30, 2005
Sensitivity to U.S. dollar interest rates	-1.5%	-1.0%	-0.5%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market Forwards ($million)	(0.4)	(0.5)	(0.6)	(0.6)		(0.7)	(0.8)	(0.8)

Note:

(1)               Spot U.S. dollar interest rate: 3.48%.

Commodity Price Sensitivity

General

Gold

The market price of gold has a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’ ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. See “Risk Factors—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields’ operations, and the cash flows generated by those operations and “Operating and Financial Review and Prospects — Revenues.” The aggregate effect of these factors on the gold price, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

Oil

The market price of oil has a significant effect on the results of the offshore operations of Gold Fields. The offshore operations consume large quantities of diesel in the running of their mining fleets. Oil prices have historically fluctuated widely and are affected by numerous factors over which Gold Fields does not have any control.

Commodity Price Hedging Policy

Gold

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

See “Business—Strategy—Hedging Strategy.”

To the extent that it does enter into commodity hedging arrangements, Gold Fields seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counter parties are affiliated or related parties of Gold Fields.

Oil

Generally Gold Fields does not enter into derivatives or other hedging arrangements to establish a price in advance for future oil consumption. However, where oil prices are expected to increase in the short to medium term, Gold Fields may consider hedging the oil price in order to protect itself against the adverse cost effects of a material increase in the oil price.

Commodity Price Hedging Experience

Oil

On June 8, 2005 Gold Fields Ghana Limited and Abosso Gold Fields Limited, purchased an Asian-style IPE Gasoil call option for one year (June 8, 2005 – May 31, 2006) at a strike of US$0.45 per litre for a total of 51.6 million litres, of which two thirds is for Gold Fields Ghana Limited and one third is for Abosso Gold Fields Limited. The call option resulted in a premium of $1.16 million, paid upfront, at a structure price of $0.46 per litre.

Commodity Price Contract Position

Gold

As of June 30, 2005, Gold fields did not have any gold price hedging contracts outstanding.

Oil

As of June 30, 2005 Gold Fields oil contract position was as follows:

International Petroleum Exchange (IPE) Gasoil options	2006	TOTAL
Amount (‘000s liters)	51,600	51,600
Strike price (US$/liter)	0.4500	0.4500

The mark-to-market value of all transactions making up the position above was a gain $1.93 million. The value was based on an IPE Gasoil price $0.4498 per liter and on prevailing interest rates and volatilities at the time.

Commodity Price Sensitivity

Gold Fields’ offshore operations in Ghana consume large quantities of diesel for the running of its mining fleet. The cost of diesel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel and therefore the cost of running the mining fleet. An increase in the oil price will increase the cost of diesel, which in turn increase the mining fleet running costs, thereby reducing operation margins. Similarly, a decrease in the oil price will decrease the cost of diesel, which in turn decreases the mining fleet running costs, thereby increasing the operating margins.

Commodity Price Sensitivity Analysis

Gasoil call option

	IPE Gasoil spot price as at June 30, 2005
Sensitivity to IPE Gasoil spot price(1)	-10.0%	-7.5%	-5.0%	Spot	+5.0%	+7.5%	+10.0%
Mark-to-market Option ($million)	1.1	1.3	1.5	2.0	2.4	2.7	3.0

Note:

(1)               Spot IPE Gasoil price: $0.4422 cents per liter.

Interest Rate Sensitivity

General

Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances as in the case of the Mvelaphanda transaction. As of June 30, 2005, Gold Fields’ long-term indebtedness amounted to $650.6 million.

Interest Rate Hedging Experience

Gold Fields was party to an interest risk management transaction. In terms of the Mvela loan, South African (Pty) Limited, or GFIMSA, pays Mvela Gold interest on $591.3 million (Rand 4,139.0 million). See “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Credit Facilities - Mvela Loan.” GFIMSA entered into two interest rate swaps, an amortizing and an accreting swap. The amortizing swap for $236.2 million and the accreting swap of $355.1 million reflected the profile of the Mvela loan and were designated as a fair value hedge. The swaps were accounted for as a single swap. The fixed rate receivable on these interest rate swaps was equal to the interest rate payable on the loan from Mvelaphanda Gold (Pty) Limited and the floating rate payable was the three month JIBAR rate plus a margin of 1.025%. In terms of the swap, GFI Mining SA was exposed to the 3 month Jibar rate plus a margin of 1.025%.

The interest rate swap was closed out on June 30, 2005, with the loan reverting to the fixed interest rate mentioned above. Gold Fields realised mark-to-market gains on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $0.8 million was accounted for in fiscal 2005 and the balance of $35.4 million to be accounted for in fiscal 2006 to fiscal 2009. Of the $14.8 million interest credits, $12.9 million was accounted for in fiscal 2005 and the balance of $1.9 million was accounted for in fiscal 2004.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

 Not applicable.

Part II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

 Not applicable.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

 Not applicable.

Item 15: CONTROLS AND PROCEDURES

(a)               Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the chief executive officer and chief financial officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ chief executive officer and chief financial officer concluded that, as of June 30, 2005 Gold Fields’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Gold Fields in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)              Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2006.

(c)               Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2006.

(d)              There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2005 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

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

Item 16B: CODE OF ETHICS

Gold Fields has adopted a Company Code of Ethics, which applies to all directors and employees, the text of which can be accessed on Gold Fields’ website at www.goldfields.co.za.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Inc., or PwC, has served as Gold Fields’ principal accountant for the fiscal years ended June 30, 2004 and 2005. Set forth below are the fees for audit and other services rendered by PwC for the fiscal years ended June 30, 2004 and 2005.

	Year ended June 30, 2004	Year ended June 30, 2005
	(R millions)
Audit fees	5.0	6.3
Audit-related fees	1.7	5.4
Tax fees	0.3	0.1
All other fees	0.3	0.1
Total	7.3	11.9

Audit fees include fees billed for audit services rendered for Gold Fields’ annual consolidated financial statements filed with regulatory organizations.

Audit-related fees relate mainly to advice in connection with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 and accounting assistance for the circular to shareholders for the proposed transaction with IAMGold Corporation which was not approved by the shareholders.

Tax fees include fees billed for tax compliance, tax advice, tax planning and other tax related services.

All other fees consist of fees for all other services not included in any of the other categories noted above.

All of the above fees were pre-approved by the Audit Committee.

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

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Gold Fields did not make purchases of its equity securities during fiscal 2005.  In August 2005, Gold Fields purchased 1,000,000 of its ordinary shares in the open market at a weighted average price of Rand 74.89.  Those ordinary shares were then cancelled on August 17, 2005.

Part III

Item 17: FINANCIAL STATEMENTS

 Gold Fields has responded to Item 18 in lieu of responding to this item.

Item 18: FINANCIAL STATEMENTS

The following financial statements, together with the report of PricewaterhouseCoopers Inc. on the financial statements of Gold Fields Limited are filed as part of this annual report.

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

2.4(††)	Form of American Depositary Receipt (included in Exhibit 2.3)
2.5(†)	Excerpts of relevant provisions of the South African Companies Act
2.6(†)	Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements
4.1(†)	The GF Non-Executive Director Share Plan, adopted October 31, 2001
4.2(†)	The GF Management Incentive Scheme, adopted November 10, 1999
4.3(††††)	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002
4.4(††††)

Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001

4.5(††††)

Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001

4.6(††††)	Exploration Incentive Plan, adopted on May 25, 1999, as amended on August 22, 2000
4.7(††††)	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
4.8(††††)	Service Agreement between Ian D. Cockerill and GFL Mining Services Ltd., effective March 1, 2004
4.9(††††)	Service Agreement between Nicholas J. Holland and GFL Mining Services Ltd., effective March 1, 2004
4.10(††††)	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
4.11(††††)	Memorandum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated September 18, 2003
4.12(††††)	First Addendum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated January 27, 2004.
4.13(†††)	Purchase Agreement between Outokumpu Nickel B.V., Outokumpu Mining Oy, Gold Fields Exploration B.V. and Gold Fields Finland Oy, dated September 4, 2003
4.14(†††)

Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated July 25, 2003

4.15(††††)

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

4.19(††††)	Addendum to GFI-SA Loan Agreement among Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey Limited and GFI-SA, dated February 13, 2004
4.20(††††)	PIC Put Option Agreement between Public Investment Commissioners, GFL Mining Services Limited and Gold Fields Limited dated February 13, 2004
4.21(††††)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated November 17, 2004
4.22(††††)

Second Addendum To GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, FirstRand Bank Limited (Acting Through Its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited, and Gold Fields Guernsey Limited, dated November 17, 2004

4.23	The Gold Fields Limited and Bolivar Gold Corp. Arrangement Agreement, dated December 1, 2005
4.24	The Gold Fields Limited 2005 Non-Executive Director Share Plan, adopted November 17, 2005
4.25	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005
8.1	Amended list of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer

No.	Exhibit
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
(†)	Incorporated by reference to the registration statement on Form 20-F (File No. 1-31318) filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.
(††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002.
(†††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.
(††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Financial Officer
Date: December 22, 2005

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

We have audited the accompanying consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, cash flows and of changes in shareholders’ equity for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and its subsidiaries at June 30, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2(d) and note 2(n) to the consolidated financial statements, the Company changed its method of accounting for mineral and surface use rights on July 1, 2003 and its method of accounting for asset retirement obligations on July 1, 2002, respectively.

PricewaterhouseCoopers Inc

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg, Republic of South Africa

December 9, 2005

Gold Fields Limited

Consolidated Statements of Operations

For the years ended June 30,

($ in millions unless otherwise noted)

	2005	2004	2003
	$’m	$’m	$’m
REVENUES
Product sales	1,893.1	1,706.2	1,538.2

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,500.6	1,355.2	1,015.0
Depreciation and amortization	274.5	198.6	188.1
Corporate expenditure	22.5	20.3	16.6
Employment termination costs	13.7	10.5	3.8
Exploration expenditure	46.0	39.9	29.6
Impairment of assets	233.1	72.7	29.6
Impairment of critical spares	2.8	—	—
Decrease in provision for post-retirement health care costs	(4.2)	(5.1)	(5.0)
Accretion expense on environmental rehabilitation	11.5	8.4	5.3
Share-based compensation	2.1	—	—
Harmony hostile bid costs	(50.8)	—	—
IAMGold transaction costs	(9.3)	—	—
	2,162.7	1,700.5	1,283.0
OTHER (EXPENSES)/INCOME
Interest and dividends	29.2	19.4	21.3
Finance (expense)/income	(54.9)	(12.2)	4.2
Unrealized gain on financial instruments	4.9	39.2	35.7
Realized gain/(loss) on financial instruments	2.1	(8.7)	15.1
Gain on disposal of St. Helena	—	—	13.4
Profit on disposal of listed investments	8.1	13.9	57.2
Profit on disposal of exploration rights	7.5	—	—
Profit on disposal of mineral rights	—	27.1	—
Write-down of investments	(7.7)	—	—
Write-down of mineral rights	—	(3.6)	—
Other (expenses)/income	(5.2)	2.1	3.4
	16.0	77.2	150.3
(LOSS)/INCOME BEFORE TAX, SHARE OF EQUITY INVESTEE’S (LOSSES)/PROFITS, MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(285.6)	82.9	405.5
Income and mining tax benefit/(expense)	100.4	(11.8)	(133.8)
(LOSS)/INCOME BEFORE SHARE OF EQUITY INVESTEE’S (LOSSES)/PROFITS, MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(185.2)	71.1	271.7
Share of equity investee’s (losses)/profit	(0.4)	(0.4)	1.0
Minority interests	(20.6)	(21.8)	(14.4)
(LOSS)/INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(206.2)	48.9	258.3
Cumulative effect of change in accounting principles, net of tax	—	—	(1.3)
NET (LOSS)/INCOME	(206.2)	48.9	257.0
BASIC (LOSS)/EARNINGS PER SHARE ($) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(0.42)	0.10	0.55
DILUTED (LOSS)/EARNINGS PER SHARE ($) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(0.42)	0.10	0.54
BASIC (LOSS)/EARNINGS PER SHARE ($)	(0.42)	0.10	0.54
DILUTED (LOSS)/EARNINGS PER SHARE ($)	(0.42)	0.10	0.54
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	491,987,508	485,020,966	471,814,106
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF DILUTED EARNINGS PER SHARE	493,690,893	487,698,431	475,294,239
DIVIDEND PER SHARE ($)	0.11	0.19	0.39

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

As of June 30,

($ in millions unless otherwise noted)

	2005	2004
	$’m	$’m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	503.7	656.3
Current portion of financial instruments	46.8	37.0
Receivables	119.9	116.4
Inventories	77.4	63.9
Materials contained in heap leach pads	55.1	42.5

Total current assets	802.9	916.1

Property, plant and equipment
Cost	4,570.5	4,518.8
Accumulated depreciation and amortization	(2,016.4)	(1,713.3)
Property, plant and equipment, net	2,554.1	2,805.5
Non-current portion of financial instruments	32.4	70.3
Non-current investments	203.5	179.8

TOTAL ASSETS	3,592.9	3,971.7

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES
Accounts payable and provisions	274.5	290.6
Income and mining taxes payable	18.0	14.2

Total current liabilities	292.5	304.8

Long-term loans	653.1	643.2
Deferred income and mining taxes	596.2	769.0
Provision for environmental rehabilitation	134.6	116.0
Provision for post-retirement health care costs	9.0	18.9
Total liabilities	1,685.4	1,851.9

COMMITMENTS AND CONTINGENCIES – see notes 19 and 20
Minority interests’	118.4	102.7
SHAREHOLDERS’ EQUITY
Share capital – 1,000,000,000 (2004: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued – 492 294 226 (2004: 491 492 520)	43.7	43.6
Additional paid-in capital	1,797.9	1,792.3
Retained earnings	(49.1)	211.6
Accumulated other comprehensive loss	(3.4)	(30.4)
Total shareholders’ equity	1,789.1	2,017.1

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,592.9	3,971.7

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Shareholders’ Equity

For the years ended June 30,

($ in millions unless otherwise noted)

	Number of				Accumulated
	ordinary		Additional		other
	shares	Share	paid-in	Retained	comprehensive
	issued	capital	capital	earnings	loss	Total
		$ ‘m	$’m	$’m	$’m	$’m
BALANCE – JUNE 30, 2002	470,522,224	42.1	1,560.8	182.6	(558.6)	1,226.9
Net income	—	—	—	257.0	—	257.0
Dividends declared	—	—	—	(184.3)	—	(184.3)

Exercise of employee share options	1,842,648	0.1	4.4	—	—	4.5
Mark-to-market of listed investments	—	—	—	—	21.9	21.9
Realized loss on disposal of listed investments	—	—	—	—	(25.3)	(25.3)
Foreign exchange translation	—	—	—	—	318.6	318.6
BALANCE – JUNE 30, 2003	472,364,872	42.2	1,565.2	255.3	(243.4)	1,619.3
Net income	—	—	—	48.9	—	48.9
Dividends declared	—	—	—	(92.6)	—	(92.6)
Exercise of employee share options	1,300,977	0.1	3.7	—	—	3.8
Proceeds from private capital raising	17,250,000	1.3	214.6	—	—	215.9
Shares issued relating to the acquisition of APP	564,841	—	8.7	—	—	8.7
Mark-to-market of listed investments	—	—	—	—	(5.1)	(5.1)
Realized loss on disposal of listed investments	—	—	—	—	(12.3)	(12.3)
Other	11,830	—	0.1	—	—)	0.1
Foreign exchange translation	—	—	—	—	230.4	230.4
BALANCE – JUNE 30, 2004	491,492,520	43.6	1,792.3	211.6	(30.4)	2,017.1
Net loss	—	—	—	(206.2)	—	(206.2)
Dividends declared	—	—	—	(54.5)	—	(54.5)
Stock compensation cost	—	—	2.1	—	—	2.1
Exercise of employee share options	801,706	0.1	3.5	—	—	3.6
Write down of investments	—	—	—	—	7.7	7.7
Mark-to-market of listed investments	—	—	—	—	9.0	9.0
Realized gain on disposal of listed investments	—	—	—	—	1.5	1.5
Foreign exchange translation	—	—	—	—	8.8	8.8
BALANCE – JUNE 30, 2005	492,294,226	43.7	1,797.9	(49.1)	(3.4)	1,789.1

The accompanying notes are an integral part of these consolidated financial statements

The following is a reconciliation of the components of accumulated other comprehensive loss for the periods presented.

	Mark-to-		Accumulated
	market of	Foreign	other
	listed	exchange	comprehensive
	investments	translation	loss
	$’m	$’m	$’m
BALANCE – JUNE 30, 2002	21.2	(579.8)	(558.6)
Mark-to-market of listed investments	21.9	—	21.9
Realized loss on disposal of listed investments	(25.3)	—	(25.3)
Foreign exchange translation	—	318.6	318.6
BALANCE – JUNE 30, 2003	17.8	(261.2)	(243.4)
Mark-to-market of listed investments	(5.1)	—	(5.1)
Realized loss on disposal of listed investments	(12.3)	—	(12.3)
Foreign exchange translation	—	230.4	230.4
BALANCE – JUNE 30, 2004	0.4	(30.8)	(30.4)
Write down of investments	7.7	—	7.7
Mark-to-market of listed investments	9.0	—	9.0
Realized gain on disposal of listed investments	1.5	—	1.5
Foreign exchange translation	—	8.8	8.8
BALANCE – JUNE 30, 2005	18.6	(22.0)	(3.4)

The accompanying notes are an integral part of these consolidated financial statements.

Gold Fields Limited

Consolidated Statements of Cash Flows

For the years ended June 30,

($ in millions unless otherwise noted)

	2005	2004	2003
	$’m	$’m	$’m
CASH FLOWS FROM OPERATIONS
Net (loss)/income	(206.2)	48.9	257.0
Reconciled to net cash provided by operations:
Minority interests	20.6	21.8	14.4
Income and mining tax expense	(100.4)	11.8	133.8
Impairment of assets	233.1	72.7	29.6
Profit on sale of listed investments	(8.1)	(13.9)	(57.2)
Profit on disposal of St. Helena	—	—	(13.4)
Depreciation and amortization	274.5	198.6	188.1
Write-down of mineral rights	—	3.6	—
Write-down of investments	7.7	—	—
Impairment of critical spares	2.8	—	—
Profit on sale of mineral rights	—	(27.1)	—
Profit on disposal of exploration rights	(7.5)	—	—
Exchange rate difference	—	(35.5)	(25.7)
Stock compensation	2.1	—	—
Unrealized gains on loans	—	(3.6)	(4.0)
Unrealized gains on financial instruments	(4.9)	(39.2)	(35.7)
Accretion expense on environmental rehabilitation	11.5	8.4	5.3
Decrease in provision for post-retirement health care costs	(4.2)	(5.2)	(5.0)
Payment against post-retirement health care provision	(5.3)	(4.5)	(25.7)
Other	(7.8)	(4.7)	2.8
Cash flow from operations before taxation and working capital changes	207.9	232.1	464.3
Income and mining taxes paid	(38.4)	(75.7)	(73.1)
Effect of changes in operating working capital items:
Receivables	30.7	(25.6)	18.2
Inventories and heap leach pads	(26.5)	10.7	6.0
Accounts payable and provisions	8.2	56.9	(4.0)
NET CASH PROVIDED BY OPERATIONS	181.9	198.4	411.4
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(317.7)	(377.9)	(224.3)
Proceeds on disposal of property, plant and equipment	10.2	56.8	1.8
Proceeds on sale of listed investments	18.6	29.3	72.1
Proceeds on disposal of exploration rights	7.5	—	—
Proceeds on disposal of St. Helena	—	—	11.9
Acquisition of subsidiaries	—	(23.0)	—
Purchase of investments	(30.4)	(79.4)	(7.0)
Investment in environmental trust fund	(6.5)	(6.0)	(5.1)
NET CASH UTILIZED IN INVESTING ACTIVITIES	(318.3)	(400.2)	(150.6)
CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	2.7	586.7	—
Long and short-term loans repaid	—	(40.7)	(140.4)
Proceeds on close out of interest rate swap	36.2	—	—
Increase/(decrease) in minority funding	17.9	9.1	(9.8)
Dividends paid to Company shareholders	(54.5)	(92.6)	(184.3)
Dividends paid to minority shareholders	(17.3)	—	(5.8)
Ordinary shares issued	3.6	219.7	4.5
NET CASH (UTILIZED IN)/PROVIDED BY FINANCING ACTIVITIES	(11.4)	682.2	(335.8)
EFFECT OF EXCHANGE RATE MOVEMENTS ON CASH AND CASH EQUIVALENTS	(4.8)	42.3	13.5
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(152.6)	522.7	(61.5)
CASH AND CASH EQUIVALENTS – JULY 1	656.3	133.6	195.1
CASH AND CASH EQUIVALENTS – JUNE 30	503.7	656.3	133.6

The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of certain listed investments. See notes 3 and 11.

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

For the years ended June 30,

($ in millions unless otherwise noted)

	2005	2004	2003
	$’m	$’m	$’m
(Loss)/income before cumulative effect of change in accounting principles	(206.2)	48.9	258.3
Cumulative effect of change in accounting principles, net of tax	—	—	(1.3)
Net (loss)/income	(206.2)	48.9	257.0
Other comprehensive income
Write down of investments	7.7	—	—
Mark-to-market adjustment of listed investments held	9.0	(5.1)	21.9
Realized gain/(loss) on disposal of listed investments	1.5	(12.3)	(25.3)
Foreign currency translation adjustment	8.8	230.4	318.6
Other comprehensive income	27.0	213.0	315.2
Comprehensive (loss)/income	(179.2)	261.9	572.2

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

2                                          SIGNIFICANT ACCOUNTING POLICIES

(a)     USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles (“US GAAP”) requires the Company’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

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

The following are accounting policies used by the Company which, except as described in note (2) (d) (iii) and note 2 (n) below, have been consistently applied for all periods presented:

(b)    CONSOLIDATION : The Group’s financial statements include the financial statements of the Company, and its subsidiaries, and its investments in associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated from the date that the Company was deemed to have become the primary beneficiary. The results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such statements as from the effective dates of disposal. Investments in companies, which the Company does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for by the equity method.

 Any excess between the purchase price and the fair value of the attributable net assets of subsidiaries and associates at the date of acquisition is capitalized as goodwill and not amortized; however it is subject to an annual assessment for impairment.

 Inter—company transactions and balances are eliminated on consolidation.

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

(iii)FUNCTIONAL CURRENCY: The functional currencies of the Group’s South African operations are the South African Rand, Australian operations, the Australian dollar and the Ghanaian operations, the U.S. dollar. The translation differences arising as a result of converting the South African Rand and the Australian dollar to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of shareholders’ equity.

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

(iv) AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the life of mine using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

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

Vehicles	- 20.0%
Computers	- 33.3%
Furniture and Equipment	- 10.0%

(vii) MINING EXPLORATION: Expenditure on exploration activities incurred prior to the completion of a final feasibility study to establish proven and probable reserves is charged against income.

(viii) IMPAIRMENT:  The Group reviews and tests the carrying amounts of long-lived assets, which include development costs, when events or changes in circumstances suggest that the carrying amount may not be recoverable. For impairment purposes, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level at which such cash flows are generated are generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

If there are indications that an impairment may have occurred, the Group prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes and reflect:

•                                          Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

•                                          Expected gold prices and currency exchange rates (considering historical and current prices, price trends and related factors). In impairment assessments conducted in 2005, the Group used an expected future market gold price of $420 per ounce, and expected future market exchange rates of R7.50 to $1.00 and A$1.510 to $1.00;

•                                          Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on approved life-of-mine plans that assume current plant capacity, but exclude the impact of inflation; and

•                                          Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves.

The Group records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Group estimates fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

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

(h)                                 INVENTORIES : Inventories are valued at the lower of cost or net realizable value. The Company’s inventories comprise consumable stores, gold-in-process, gold bullion, ore stockpiles and mineral rights and are accounted for as follows:

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

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under SFAS No. 133 is deferred until settlement. Under these contracts, the Group must deliver a specified quantity of gold at a future date at a specified price to the contracted counter-party.

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

(n)                                 REHABILITATION COSTS: SFAS No. 143, Accounting for asset retirement obligations (“SFAS No. 143”) was adopted by the company with effect from July 1, 2002.

SFAS No. 143 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company correspondingly capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased (accretion) to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred differs from the liability recorded. The adoption of SFAS No. 143 resulted in the Company recording an increase in property, plant and equipment, net of $16.9 million; an increase in provision for environmental rehabilitation of $20.8 million; a decrease in minority interest of $2.7 million; a decrease in deferred tax liabilities of $5.3 million and a $1.3 million debit cumulative effect of a change in accounting principle, net of tax.

Following the adoption of SFAS No. 143, the total amount of recognized liabilities for asset retirement obligations was $79.6 million. These liabilities mainly relate to the obligations to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern the Company’s operations at the Company’s active mines.

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

(iii) SHARE-BASED COMPENSATION PLANS: The Company has elected to follow Accounting Policies Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB No. 25”) and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of the Company’s and subsidiary’s employee stock options equaled the market price of the underlying share on the date of the grant, no compensation expense was recognized in the Company’s financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. In particular, during the year ended June 30, 2005, as a result of the inability by participants to exercise their share options during the period of the attempted Harmony hostile takeover bid, the Company extended the exercise period of allocation options for certain employees whose options would otherwise have expired by June 25, 2005. The Company accounted for the modification under the intrinsic value method with a new measurement date and, since the option were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”. This information is required to be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1995 under the fair value method of that statement. The fair value of the options granted during 2005, 2004 and 2003 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected life (in years)	3.0 – 6.0	6.0	6.0

Risk free interest rate	8.4%	8.4%	10.7%
Volatility	35.0%	53.0%	54.5%
Dividend yield	1.5%	2.4%	4.5%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during fiscal 2005, 2004 and 2003 under the employee share option scheme was R25.66, R44.18 and R61.89 per share, respectively.

For purposes of pro forma disclosure, the estimated fair value of the options is recognized as an expense over the options’ vesting period. The Company’s pro forma information follows (millions except for per share information):

	2005	2004	2003
	$’m	$’m	$’m
(Loss)/income before cumulative effect of change in accounting principles as reported	(206.2)	48.9	258.3
Add back: Stock compensation expense under APB No. 25	2.1	—	—
Less: Stock compensation expense under SFAS No. 123	(15.4)	(10.8)	(7.6)
Pro forma (loss)/income before cumulative effect of change in accounting principles	(219.5)	38.1	250.7

Pro forma basic (loss)/earnings per share before cumulative effect of change in accounting principles ($)	(0.45)	0.08	0.53
Pro forma fully diluted (loss)/earnings per share before cumulative effect of change in accounting principles ($)	(0.45)	0.08	0.53

Net (loss)/income as reported	(206.2)	48.9	257.0
Add back: Stock compensation expense under APB No. 25	2.1	—	—
Less : Stock compensation expense under SFAS No. 123	(15.4)	(10.8)	(7.6)

Pro forma net (loss)/income	(219.5)	38.1	249.4

Pro forma basic (loss)/earnings per share ($)	(0.45)	0.08	0.53
Pro forma fully diluted (loss)/earnings per share ($)	(0.45)	0.08	0.53

The impact on pro forma (loss)/income before cumulative effect of change in accounting principles, pro forma basic (loss)/earnings per share before cumulative effect of change in accounting principles, pro forma fully diluted (loss)/earnings per share before cumulative effect of change in accounting principles, pro forma net (loss)/income, pro forma basic (loss)/earnings per share and pro forma fully diluted (loss)/earnings per share in the table above which shows the effect of recognizing share-based compensation expense using the fair value method rather than the intrinsic method, may not be indicative of the effect in future years. The Company continues to grant share options to certain employees. This policy may or may not continue.

(q)                                 REVENUE RECOGNITION: Revenue arising from gold and by-product sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable. Sales revenue excludes value-added tax but includes the net profit and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts. Revenue from silver and other by-products sales are credited to production costs as a by-product credit

(r)                                    DIVIDEND INCOME: Dividends are recognized when the right to receive payment is established.

(s)                                  INTEREST INCOME: Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(t)                                    DIVIDENDS DECLARED: Dividends proposed and the related taxation thereon are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(u)                                 SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana and Australia. The business segments comprise geographical operations based on locations and operating units.

(v)                                 (LOSS)/EARNINGS PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(w)                               COMPARATIVES: The Company changed the presentation of its income statement in the current year primarily to reflect only “Product sales” as a component of “Revenue”, and to reflect “Interest and dividends” and “Other income” as components of “Other (Expenses)/Income”. Therefore, where necessary, comparative figures have been adjusted to conform with changes in presentation in the current fiscal year.

(x)                                   RECENT ACCOUNTING PRONOUNCEMENTS:

In March 2005, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 04-03, “Mining Assets: Impairment and Business Combinations” (“EITF 04-03”). The EITF addressed the concern that an acquired mining asset may be subject to a day-two impairment if the value beyond proven and probable reserves (“VBPP”) and anticipated future market price increases are considered in the purchase price allocation but subsequently excluded in cash flow analysis used in an impairment test performed under FASB Statement No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets” (“FAS 144”). The Task Force reached a consensus that an entity should include VBPP and the effects of anticipated fluctuations in the market price of minerals in the value allocated to mining assets in a purchase price allocation, and similarly, include the cash flows associated with VBPP and anticipated fluctuations in the market price of gold in estimates of future cash flows (both discounted and undiscounted) used for determining whether a mining asset is impaired under FAS 144. The Task Force noted in both cases that estimates should be consistent with the estimates of a market participant (i.e. the entity should consider all available information including current prices, historical averages and forward pricing curves).. The consensus reached by the Task Force was effective for business combinations and asset impairments performed in periods beginning after March 31, 2004. Accordingly, the Group followed the consensus of the EITF in performing its impairment analyses at June 30, 2005.

In March 2005, the FASB ratified EITF Issue No. 04-06, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-06”). EITF 04-06 addresses the accounting for stripping costs incurred during the production stage of a mine and refers to these costs as post-production stripping costs. EITF 04-06 requires that post-production stripping costs be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The guidance in the EITF is consistent with the Group’s current accounting for stripping costs. As such, the Group does not expect the adoption of the EITF to have a significant impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”, which revised SFAS No. 123, “Accounting for Stock-Based Compensation” and superseded APB Opinion 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS No. 123R requires measurement and recording in the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Group anticipates adopting the provisions of SFAS No. 123R on July 1, 2005, using the modified prospective method. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation cost for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized rateably over the remaining vesting period. The compensation cost for the unvested portion of awards will be based on the fair value at date of grant as calculated for Gold Fields’ pro forma disclosure under SFAS No. 123. The effect on net (loss)/income and (loss)/earnings per share in the periods following adoption of SFAS No. 123R is expected to be consistent with Gold Fields’ pro forma disclosure under SFAS No. 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number and fair value of options granted in future years compared to prior years.

3              ACQUISITION AND DISPOSAL OF BUSINESSES

(a)                                  St Helena Gold Mines Limited (“St Helena”)

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

(b)           Acquisition of remaining 49% stake in Arctic Platinum Project

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

4                IMPAIRMENT OF ASSETS

	2005	2004	2003
	$’m	$’m	$’m
Agnew Mine	—	—	29.6
Beatrix North and South sections	211.1	—	—
Beatrix West section	—	61.8	—
Living Gold	8.4	—	—
St Ives – old mill	9.8	—	—
Driefontein – 10 shaft	2.0	—	—
Kloof – No. 3 metallurgical plant	1.8	—	—
Intangible asset – Biox technology	—	5.0	—
Mineral rights	—	5.9	—
	233.1	72.7	29.6

Beatrix North and South sections

Beatrix is a relatively low grade mine and therefore is very sensitive to changes in its cost profile. Changes in the cost profile affects the pay-limit, which in turn affects the quantum of reserves.

During fiscal 2005, there were cost increases at Beatrix which resulted in an increase in the pay-limit. Due to the increase in the pay-limit, certain reserves at No. 2 shaft and Vlakpan included in fiscal 2004 became uneconomical to mine and were therefore excluded from the 2005 reserve calculation. In addition, due to the restructuring at No. 2 shaft, certain sections were closed which resulted in a further decrease in reserves from fiscal 2004. The reduction in reserves in fiscal 2005 as a result of these two factors was the main reason that led to recording the impairment charge of $211.1 million, which represents the amount by which the carrying amount of the asset group exceeded its estimated fair value. The fair value of the asset group was estimated using the method described in note 2 (d) (viii).

Living Gold

An impairment charge was incurred at Living Gold, the rose project at Driefontein. As Living Gold is not a gold asset, its valuation was based on its business plan using a long-term exchange rate of R8.51 to the euro and a discounted cash flow valuation at a real discount rate of 10 per cent. This resulted in an impairment charge of $8.4 million.

Driefontein 10 shaft, Kloof No 3 Metallurgical plant and St Ives Old Mill

Due to the closure of certain infrastructure in the Group, additional assets were impaired:

•           at Driefontein, the No 10 shaft was closed, resulting in an impairment charge of $2.0 million;

•           at Kloof, the No. 3 Metallurgical plant was closed, resulting in an impairment charge of $1.8 million; and

•           at St Ives, the old mill was closed, resulting in an impairment charge of $9.8 million.

Beatrix 4 West section

During fiscal 2004, following a geological study at the Beatrix 4 West section and an associated revision of the ore reserve, the latest life-of-mine plans indicated that future production of gold should be based on 2.9 million ounces as opposed to 6.9 million ounces as previously estimated. At this level of extraction and at a gold price of $350 per ounce, the life-of-mine plans did not support the carrying value of the shaft on an undiscounted cash flow basis. Accordingly, an asset impairment of $61.8 million was charged against income, which reduced the carrying value of the Beatrix West section to $11.9 million.

Intangible asset - Biox technology

During 2004, an asset impairment charge of $5.0 million was required to adjust the carrying value of the Biox technology to its recoverable amount of $15.0 million.

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

5              FINANCE EXPENSE /(INCOME)

	2005	2004	2003
	$’m	$’m	$’m
Interest paid – Mvelaphanda loan	56.9	18.2	—
Interest paid – other	0.7	9.0	4.8
Realized gain on foreign debt, net of cash	(2.7)	(11.4)	(5.0)
Unrealized gain on foreign debt, net of cash	—	(3.6)	(4.0)
	54.9	12.2	(4.2)

6              INCOME AND MINING TAX BENEFIT/(EXPENSE)

	2005	2004	2003
	$’m	$’m	$’m
South Africa	(15.2)	(10.1)	(64.3)
Ghana	(19.2)	(12.7)	(10.3)
Australia	(7.8)	(7.1)	(5.7)

Current income and mining taxes	(42.2)	(29.9)	(80.3)
South Africa	127.9	53.9	(34.6)
Ghana	(17.4)	(26.8)	(25.6)
Australia	32.1	(9.0)	6.7

Deferred income and mining taxes	142.6	18.1	(53.5)

Total income and mining tax benefit/(expense)	100.4	(11.8)	(133.8)

The Company’s pre-tax (loss)/income before minority interests and cumulative effect of change in accounting principles comprise:

	2005	2004	2003
	$’m	$’m	$’m
South Africa	(394.2)	(84.1)	309.5
Ghana	123.8	118.3	85.4
Australia	(15.6)	48.3	11.6
	(286.0)	82.5	406.5

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate.

Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the South African maximum mining statutory rate of 45% (2004 and 2003: 46%) were:

	2005	2004	2003
	$’m	$’m	$’m

Tax benefit/(expense) on (loss)/income at South African maximum mining statutory rate	128.6	(38.0)	(187.0)
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 40% (2004 and 2003: 40%) and tax rate in Ghana of 32.5% (2004 and 2003: 32.5%) and tax rate in Australia of 30% (2004 and 2003: 30%)	(4.6)	17.6	1.0
South African mining tax formula rate adjustment	11.5	7.0	18.4
Valuation allowance raised against deferred tax assets	—	—	(0.4)
Non-taxable income/additional deductions	(40.0)	15.1	30.6
Valuation allowance against deferred tax asset	(1.5)	—	—
Use of assessed losses and unredeemed capital expenditure not previously recognized	—	—	13.7
Prior year adjustment	—	(1.0)	—
Ghanaian tax rate adjustment	8.4	—	—
Australian tax benefit from tax consolidations	26.8	—	—
South African capital gains tax	—	(1.7)	(2.1)
Foreign levies and royalties	(21.8)	(19.8)	(16.1)
Other	(7.0)	9.0	8.1
Income and mining tax benefit/(expense)	100.4	(11.8)	(133.8)

Deferred income and mining tax liabilities and assets on the balance sheet of June 30, 2005 and 2004, relate to the following:

	2005	2004
	$’m	$’m
Deferred income and mining tax liabilities:
Mining assets	822.1	968.4
Financial instruments	35.0	30.0
Investment in environmental trust fund	23.2	21.0
Other	0.5	7.8
Total deferred income and mining tax liabilities	880.8	1,027.2
Deferred income and mining tax assets:
Provisions, including rehabilitation accruals)	64.2	68.4
Tax losses	101.2	60.7
Unredeemed capital expenditure	155.4	166.1
Total deferred income and mining tax assets	320.8	295.2
Valuation allowance for deferred tax assets	(36.2)	(37.0)

Total deferred income and mining tax assets	284.6	258.2
Net deferred income and mining tax liabilities	596.2	769.0

Net deferred income and mining tax liabilities comprise of:
Current deferred income and mining tax liabilities	—	—
Non-current deferred income and mining tax liabilities	596.2	769.0
Net deferred income and mining tax liabilities	596.2	769.0

The classification of deferred income and mining tax liabilities or assets is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Company has established a valuation allowance for certain deferred tax assets which management believe will not be realized based on projections as of June 30, 2005 and 2004. The valuation allowance relates primarily to a full valuation allowance against certain foreign net deferred tax assets of $34.8 million (2004: $37.0 million),  raised on the exploration costs incurred in Orogen investments SA (Luxembourg) and $1.4 million (2004:$Nil million) raised on losses incurred at Living Gold (Pty) Limited.

As at June 30, 2005 and 2004 the Group has unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its South African mining operations as follows:

•                            unredeemed capital expenditure at GFI Miining South Africa (Pty) Limited of $337.1 million (2004: $313.9 million).This comprises $Nil (2004: $1.9 million) at the Driefontein operation, $62.4 million (2004: $37.0 million) at the Kloof operation and $274.7 million (2004: $275.0 million) at the Beatrix operation.

•                            estimated and assessed tax losses at GFI Mining South Africa (Pty) Limited of $7.4 million (2004: $8.4 million). This comprises  $0.2 million (2004: $Nil million) at the Kloof operation and $7.2 million (2002: $8.4 million) at the Beatrix operation.

These future deductions are utilizable against income generated by the individual tax entity concerned and do not expire unless the tax entity ceases to commercially mine for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilized by the tax entities in which the deductions have been generated.

•                            estimated assessed losses at Gold Fields Shared Services (Pty) Limited of $6.7 million (2004: $2.4 million).

The Group has estimated capital allowances to be offset against future income of $73.3 million (2004: $116.2 million) and $Nil million (2004: $8.4 million) at Gold Fields Ghana Limited and Abosso Goldfields Limited respectively. The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited and Abosso Goldfields Limited are forfeited after 5 years. Gold Fields Ghana Limited and Abosso Goldfields Limited currently have no tax losses available for utilization against future profits.

The Group has tax losses available of $120.2 million (2004: $121.8 million) at Orogen Investments SA (Luxembourg), which can only be used to offset future interest income generated by Orogen Investments SA (Luxembourg). In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for 5 years. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. This gross up calculation was performed in fiscal 2005 by Gold Fields’ subsidiaries in Australia and Gold Fields recorded a net gross up of $26.8 million.

The Group has estimated capital allowances to be offset against future income of $183.9 million (2004: $52.5 million) at Gold Fields Australia (Pty) Limited. The estimated capital allowances do not have an expiration date. In terms of current Australian taxation legislation, tax losses incurred by Gold Fields Australia (Pty) Limited are carried forward indefinitely. Gold Fields Australia (Pty) Limited currently has no tax losses available for utilization against future profits.

7              (LOSS)/EARNINGS PER SHARE

	For the year ended June 30, 2005
	Loss Numerator	Shares Denominator	Per-share Amount
	$’m		cents
Basic loss per share before cumulative effect of change in accounting principle
Shares outstanding July 1, 2004		491,492,520
Weighted average number of shares issued during the year		494,988
Loss available to common stockholders	(206.2)	491,987,508	(0.42)
Fully diluted loss per share before cumulative effect of change in accounting principle
Effect of dilutive securities		—
Loss available to common stockholders	(206.2)	491,987,508	(0.42)
Basic loss per share
Shares outstanding July 1, 2004		491,492,520
Weighted average number of shares issued during the year		494,988
Loss available to common stockholders	(206.2)	491,987,508	(0.42)
Fully diluted loss per share
Effect of dilutive securities		—
Loss available to common stockholders	(206.2)	491,987,508	(0.42)

	For the year ended June 30, 2004
	Income Numerator	Shares Denominator	Per-share Amount
	$’m		cents
Basic earnings per share before cumulative effect of change in accounting principle
Shares outstanding July 1, 2003		472,364,872
Weighted average number of shares issued during the year		12,656,094
Income available to common stockholders	48.9	485,020,966	0.1010
Fully diluted earnings per share before cumulative effect of change in accounting principle
Effect of dilutive securities		2,677,465
Income available to common stockholders	48.9	487,698,431	0.10
Basic earnings per share
Shares outstanding July 1, 2003		472,364,872
Weighted average number of shares issued during the year		12,656,094
Income available to common stockholders	48.9	485,020,966	0.10
Fully diluted earnings per share
Effect of dilutive securities		2,677,465
Income available to common stockholders	48.9	487,698,431	0.10

	For the year ended June 30, 2003
	Income Numerator	Shares Denominator	Per-share Amount
	$’m		cents
Basic earnings per share before cumulative effect of change in accounting principles
Shares outstanding July 1, 2002		470,522,224
Weighted average number of shares issued during the year		1,291,882
Income available to common stockholders	258.3	471,814,106	0.55
Fully diluted earnings per share before cumulative effect of change in accounting principles
Effect of dilutive securities		3,480,133
Income available to common stockholders	258.3	475,294,239	0.54
Basic earnings per share
Shares outstanding July 1, 2002		470,522,224
Weighted average number of shares issued during the year		1,291,882
Income available to common stockholders	257.0	471,814,106	0.54
Fully diluted earnings per share
Effect of dilutive securities		3,480,133
Income available to common stockholders	257.0	475,294,239	0.54

8                                         RECEIVABLES

	2005	2004
	$’m	$’m
Gold sale trade receivables	43.8	31.4
Other trade receivables	11.6	14.0
Deposits	2.0	2.0
Value added tax	18.0	36.4
Interest receivable	0.4	1.6
Payroll receivables	4.9	3.2
Pre-paid expenses	11.0	6.9
Capitalized project acquisition costs to be transferred to investments	12.0	—
Rand Mutual Assurance refund	2.6	—
Financial instrument receivables	1.3	—
Debt issuance costs	3.6	5.1
Other	8.7	15.8
	119.9	116.4

9                                         INVENTORIES

	2005	2004
	$’m	$’m
Ore stockpiles	10.5	26.0
Gold-in-process	16.9	5.3
Consumable stores	49.3	32.0
Mineral rights	0.7	0.6
	77.4	63.9

10                                  PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	$’m	$’m
Mining properties, mine development costs and mine plant facilities	2,324.9	2,579.8
Asset retirement cost	24.7	19.5
Other non-mining assets	204.5	206.2
	2,554.1	2,805.5

Included in the cost of property, plant and equipment is cumulative capitalized interest relating to the Tarkwa mine amounting to $1.7 million (2004: $1.7 million). No interest were capitalized during the fiscal  2005, 2004 and 2003.

Depreciation of property, plant and equipment amounted to $274.5 million in 2005 (2004: $198.6 million and 2003: $188.1 million).

11           NON-CURRENT INVESTMENTS

	2005	2004
	$’m	$’m
Listed investments (a)	108.1	93.4
Unlisted investments (b)	30.3	32.3
Amounts contributed to environmental trust fund (c)	58.1	52.6
Equity investees (d)	—	0.4
Other investments	7.0	1.1
	203.5	179.8

(a)                                  Listed investments mainly consist of 4,212,137 shares in Western Areas Gold Mining Company valued at $3.02 per share (2004: 4,212,137 shares at $4.28 per share), 10,800,000 shares in Sino Gold Limited valued at $1.42 per share (2004: 10,800,000 shares at $1.61 per share), 4,350,000 shares in Mvelaphanda Resources Limited valued at $2.28 per share (2004: 4 350,000 at $2.83 per share), 12,344,444 shares in Bolivar Gold Corporation valued at $2.11 per share (2004: 12,344,444 at $1.08 per share), 7,628,571 shares in Comaplex Minerals Corporation valued at $2.00 per share (2004: Nil shares) and Nil shares in Zijin Mining Group Company Limited (2004: 18,000,000 at $0.34 per share).

The fair value of listed investments at June 30, 2005 of $108.1 million (2004: $93.4 million) comprises a cost of $87.4 million (2004: $81.9 million) and a net unrealized gain of $20.7 million (2004: $11.5 million). The net unrealized gain comprises a gross unrealized gain of $34.1 million (2004: $23.9 million) partly offset by a gross unrealized loss of $13.4 million (2004: $12.4 million). The gross unrealized loss of $13.4 million (2004: $12.4 million) comprises 17 equity investments in listed entities. Only 5 of the 17 equity investments have been in a continuous unrealized loss position for more than 12 months. The unrealised loss relating to these 5 investments amounting to $7.7 million have been accounted in the consolidated statement of operations.

(b)                                 Unlisted investments comprise investments in various unlisted companies in South Africa for which a fair value is not readily determinable. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no other-than temporary decrease in the value of the investments has occurred.   Unlisted investments mainly consist of preference shares in Mvelaphanda Resources Limited with a cost of $29.9 million (2004: $28.6 million).

(c)                            The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term investments.  The future realization of this asset is intended to fund environmental rehabilitation obligations of the Groups South African mines. Whilst the asset is under the Company’s control, it is not available for the general purposes of the Company. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 15, “Provision for Environmental Rehabilitation”.

(d)                           Equity in investee comprises the following:

		Ownership %		Market value
Investments	Description of business	2005	2004	2005	2004	$’m
				$’m	$’m	$’m
Rand Refinery Limited	Refining of gold bullion and by-products	33.1	33.1	—	—	—

The carrying value of the equity investment in Rand Refinery Limited has been reduced to nil because Gold Fields’ share of the losses exceeds its carrying value in Rand Refinery. Gold Fields obligation to make good its share of the losses in the investee is limited to the carrying value of the investment.

Rand Refinery Limited (“Rand Refinery”) acts as a sale agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. During the years ended June 30, 2005, 2004 and 2003, the Company received dividends from Rand Refinery of $Nil million, $0.8 million and $1.9 million, respectively. At June 30, 2005 an amount of $35.1 million was owing from Rand Refinery (2004: $25.2 million).

12                                  ACCOUNTS PAYABLE AND PROVISIONS

	2005	2004
	$’m	$’m
Trade payables	86.5	82.1
Accruals	82.0	76.9
Payroll and other compensation	22.2	26.8
Leave pay accrual	39.0	38.5
Financial instruments payable	6.3	25.4
Net interest payable on Mvelaphanda loan	32.6	17.2
Foreign levies payable	0.2	3.3
Other	6.6	20.4
	275.4	290.6

13           LONG—TERM LOANS

	2005	2004
	$’m	$’m
Secured
Mvelaphanda loan agreement (a)	650.6	643.2
Unsecured
Industrial Development Corporation loan (b)	2.5	—
Total long-term loans	653.1	643.2

(a)           Mvelaphanda loan agreement

On March 17, 2004, Mvelaphanda Gold (Proprietary) Limited, a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of $591.3 million to GFI Mining South Africa (Pty) Limited (“GFIMSA”), (the “Mvela Loan”). The loan bears interest at a fixed rate of 10.57% nominal annual compounded semi-annually and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Guernsey. Interest is payable semi-annually and the loan amount is repayable five years from the date of advance. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross revenue in the most recently ended financial year represents more than 5% of the consolidated gross revenue of Gold Fields and its subsidiaries, may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of any event of default, identified in the contract.

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

In connection with the Mvela loan, GFIMSA entered into two interest rate swaps, an amortizing and an accreting swap. The amortizing swap for $236.2 million and the accreting swap of $355.1 million reflect the profile of the Mvela loan and have been designated as a fair value hedge. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the loan from Mvelaphanda Gold (Proprietary) Limited and the floating rate payable is the three month Johannesburg Interbank Agreed Rate, or JIBAR rate plus a margin of 1.025%.

In terms of the Subscription and Share Exchange Agreement, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Subscription and Share Exchange Agreement is 45,000,000 and 55,000,000 respectively.

On June 3, 2005, the interest rate swap was closed-out resulting in a gain of $36.2 million. Of the $36.2 million, $0.8 million was accounted for in the income statement as a gain on financial instruments in fiscal 2005. The balance of $35.4 million will be accounted for in the income statement as a gain on financial instruments in the income statements of fiscal years 2006 to 2009.

	2005	2004
	$’m	$’m
Loan advanced	591.3	591.3
Fair value adjustment in relation to interest rate swap (2005: up to close-out of swap)	36.2	(13.8)
Amortization of fair value adjustment following close-out of interest rate swap	(0.8)	—
Translation	23.9	65.7
Fair value of loan at end of year	650.6	643.2

The fair value adjustment in relation to the interest rate swaps is calculated using cash flows over the remaining period of the debt discounted at the five year forward curve of the three month JIBAR rate plus a margin of 1.025%.

Long-term debt repayment schedule

The Mvela loan is repayable in full on March 17, 2009.

(b)                                Industrial Development Corporation loan

On May 28, 2004, Living Gold (Pty) Limited (“Living Gold”), a subsidiary of GFIMSA entered into an agreement with the Industrial Development Corporation of South Africa Limited (“IDC”) in terms of which IDC agreed to provide a loan facility of R 16.6 million. On November 24, 2004, Living Gold drew down the full amount of the facility.

In terms of the loan agreement, interest accrues on the facility based on the First National Bank of Southern Africa Limited prime overdraft rate. The prime overdraft rate at June 30, 2005 was 10.5%. The loan is repayable in 96 equal monthly instalments commencing July 1, 2006.

14                                 PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	2005	2004
	$’m	$’m
Asset retirement obligations
The following is a reconciliation of the total liability for asset retirement obligations:
Balance at July 1	116.0	99.2
Revision to estimated cash flows	—	(6.7)
Additions to liabilities	11.6	—
Liabilities settled	(1.6)	(1.6)
Accretion of liability	11.5	8.4
Foreign currency translation adjustment	(2.9)	16.7
Balance at June 30	134.6	116.0

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

15           PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	2005	2004
	$’m	$’m
Accrued post-retirement health care costs	9.0	18.9

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.4 million in fiscal 2005 (2004: $2.6 million and 2003: $3.4 million). The obligation has been actuarially valued and the outstanding contributions will be funded over the lifetime of these pensioners and dependants. During fiscal 2005 approximately 2.1% (2004: approximately 6%) of these pensioners and dependants were bought out of the scheme at a premium of 15%.

The following table sets forth the funded status and amounts recognized in the Company’s consolidated financial statements for the post-retirement health care costs:

	2005	2004
	$’m	$’m
Actuarial present value	9.0	18.9
Plan assets at fair value	—	—
Accumulated benefit obligation in excess of plan assets	9.0	18.9
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—
Post-retirement health care liability	9.0	18.9

The following is a reconciliation of the benefit obligation:

	2005	2004
	$’m	$’m
Benefit obligation at beginning of year	18.9	23.9
Service cost	0.5	1.3
Interest cost	1.2	1.7
Benefits paid	(0.4)	(0.6)
Benefits forfeited	(2.2)	(2.6)
Buy out of pensioners and dependants	(4.9)	(3.9)
Premium on buy out of pensioners and dependents	0.8	0.7
Release of cross subsidy liability following buy out	(4.5)	(6.2)
Foreign currency translation adjustment	(0.4)	4.6
Balance at end of year	9.0	18.9

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7% per annum (2004: 11%) and a discount rate of 9% per annum (2004 13%).

The net periodic benefit cost is explained as follows:

	2005	2004	2003
	$ ‘m	$ ‘m	$ ‘m
Service cost	0.5	1.3	1.5
Interest cost	1.2	1.7	4.0
Recognized actuarial loss	—	—	—
Net periodic benefit cost	1.7	3.0	5.5

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for 2005 by $0.2 million (2004: $0.3 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2005 would be an increase of $0.9 million (2004: $1.8 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for 2005 by $0.1 million (2004: $0.4 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2004 would be a decrease of $1.5 million (2003: $2.2 million).

16           EMPLOYEE BENEFIT PLANS

RETIREMENT BENEFITS: The Gold Fields Limited Corporate Pension Fund is a defined benefit scheme, which has 14 active members. Membership to the scheme is closed. The scheme is valued at intervals of not less than three years using the projected unit credit method. This is the only defined benefit scheme in the Group.

The last actuarial valuation was carried out at June 30, 2004 and showed the fund to be under-funded by approximately $0.4 million, which has been fully provided for. This scheme is in the process of being wound up. On June 1, 2004, all active members were transferred to the Gold Fields Retirement Fund, a defined contribution scheme. Pensioner members have been transferred from the scheme to a retirement scheme of their choice by June 30, 2005.

Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the Company’s defined contribution plans for the year amounted to $46.9 million (2004: $38.7 million and 2003: $26.6 million).

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

Details of the Scheme are as follows:

	Number of Share options	Weighted Average option price
		Rand	$
Outstanding as of July 1, 2002	6,578,112	31.45	3.03
Granted during the year	3,128,700	89.30	11.46
Exercised and released	(1,842,648)	21.64	2.78
Forfeited	(40,000)	92.95	11.93
Outstanding as of July 1, 2003	7,824,164	56.58	7.26
Granted during the year	2,910,900	88.25	14.01
Exercised and released	(1,300,977)	20.83	3.31
Forfeited	(740,248)	74.21	11.78
Outstanding as of July 1, 2004	8,693,839	63.52	10.08
Granted during the year	3,968,800	68.19	10.98
Exercised and released	(801,706)	26.74	4.31
Forfeited	(720,482)	77.78	12.52

Outstanding as of June 30, 2005	11,140,451	66.91	9.99

In terms of the New Scheme rules, options currently expire no later than seven years from the grant date and vest as follows. Upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. The options exercisable on June 30, 2005, 2004 and 2003 were3,839,551, 3,376,816 and 1,599,202 respectively. The range of exercise prices for options outstanding at June 30, 2005 was R13.55 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

On May 23, 2005, the contract life of options granted to certain employees at prices between R13.55 and R14.19 were extended by one year. These options would have otherwise expired by June 25, 2005. The incremental cost of the modification to these options, calculated as the difference between the intrinsic value at modification date (May 23, 2005) and intrinsic value at grant date of $2.1 million, has been recognized in earnings as share-based compensation expense.

The following tables summarize information relating to the options outstanding under the New Scheme as of June 30, 2005: (Tables are denominated in South African Rand where applicable).

				Outstanding options|Weighted average
			Number of	Contractual life	Exercise price
Rand		$	Options	(in years)	Rand	$

Range of prices	13.55-14.19	2.02-2.12	388,208	1.42	14.08	2.10
	19.47-23.60	2.91-3.52	552,567	1.57	21.43	3.20
	25.67-29.45	3.83-4.40	961,942	1.48	25.87	3.86
	36.07-57.50	5.38-8.58	1,174,001	3.40	46.44	6.78
	57.51-73.29	8.58-10.94	2,997,600	6.76	65.33	9.71
	73.80-84.17	11.01-12.56	3,378,800	5.31	81.87	12.22
	84.59-119.90	12.56-17.90	1,400,033	4.93	96.92	14.47
	125.37-154.65	18.71-23.08	287,300	3.98	141.08	21.06
Total			11,140,451	4.79	66.91	9.99

				Exercisable options
				Weighted average	Weighted average
			Number of	exercise price	exercise price
Rand		$	options	Rand	$
Range of prices	13.55-14.19	2.02-2.12	388,208	14.08	2.10
	19.47-23.60	2.91-3.52	552,567	21.43	3.20
	25.67-29.45	3.83-4.40	961,942	25.87	3.86
	36.07-57.50	5.38-8.58	755,401	46.57	6.95
	57.51-73.29	8.58-10.94	8,200	65.32	9.75
	73.80-84.17	11.01-12.56	686,400	83.48	12.46
	84.59-119.90	12.56-17.90	335,133	104.04	15.53
	125.37-154.65	18.71-23.08	151,700	145.92	21.78
Total			3,839,551	50.06	7.47

These options will expire if not exercised at specific dates ranging from June 17, 2006 to May 31, 2012. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2005 and 2004 ranged from R64.01 to R112.25.

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

Under the Plan, all options granted may only be exercised no less than twelve months and no more than five years after the date on which the option was accepted by the participant. Should a participant cease to hold office for any reason, he will be entitled within thirty days to exercise those share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. For the convenience of the reader, Rand amounts have been converted to U.S. dollars at the balance sheet rate as of June 30, 2005.

Details of the Plan are as follows:

	Number of options	Weighted Average option price
	granted	Rand	$
Outstanding as of June 30, 2002	145,000	43.70	5.61
Granted during the year	87,000	110.03	14.12
Exercised and released	(10,000)	43.70	5.61
Outstanding as of June 30, 2003	222,000	69.69	8.95
Granted during the year	100,000	88.38	14.03
Exercised and released	(19,000)	43.70	6.94
Outstanding as of June 30, 2004	303,000	77.49	12.30
Granted during the year	102,400	68.59	11.05
Exercised and released	—	—	—

Outstanding as ofJune 30, 2005	405,400	75.24	11.23

The following tables summarize information relating to options outstanding under the Plan as of June 30, 2005. (Tables are denoted in South African Rand where applicable.)

				Outstanding options
				Weighted average
			Number of	Contractual life	Exercise price
Rand		$	options	(in years)	Rand	$
Range of prices	43.70-65.55 65.56-88.37	6.52-9.78 9.79-13.19	116,000 102,400	1.37 4.64	43.70 68.59	6.52 10.24
	88.38-110.03	13.19-16.42	187,000	2.94	98.45	14.69
Total			405,400	2.92	75.24	11.23

				Outstanding options
				Weighted average
			Number of	Contractual life	Exercise price
Rand		$	options	(in years)	Rand	$
Range of prices	43.70-65.55	6.52-9.78	116,000	1.37	43.70	6.52
	88.38-110.03	13.19-16.42	187,000	2.94	98.45	14.69
Total			303,000	2.34	77.49	11.57

These options will expire if not exercised at specific dates ranging from November 1, 2006 to February 17, 2010. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2005 and 2004 ranged from R100.00 to R129.10.

17                                  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

Foreign currency and commodity price risk

In the normal course of business the Group enters into transactions for the sale of its gold, denominated in U.S. dollars. In addition, the Group has assets and liabilities denominated in a number of different currencies (primarily South African rand and Australian dollars). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

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

The estimated fair values of the Group’s financial instruments are:

	June 30, 2005		June 30, 2004
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	503.7	503.7	656.3	656.3
Financial instruments	79.2	79.2	107.3	107.3
Receivables	119.9	119.9	116.4	116.4
Non-current investments	203.5	203.5	179.8	179.8

Financial liabilities
Long-term loans	653.1	702.0	643.2	643.2
Accounts payable and provisions	274.5	274.5	290.6	290.6

Derivative contracts as at June 30, 2005

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2005:

(a)          A$/$ currency contracts

	Call options
Various maturity dates	$m	A$1=$
in fiscal years ending	Notional	Strike price
June 30, 2006	100.0	0.7670
June 30, 2007	75.0	0.7670
	175.0	0.7670

The mark-to-market value of these contracts amounted to a gain of  $4.1 million at June 30, 2005, which value is based on the prevailing interest rates and volatility at the time.

(b)         $/ZAR currency contracts

	Forward sales
	$m	ZAR1 = $
Maturity date	Notional	Strike price
December 5, 2005	30.0	0.14409

The mark-to-market value of these contracts amounted to a loss of  $0.6 million at June 30, 2005, which value is based on the prevailing interest rates and volatility at the time.

(c)          International Petroleum Exchange (IPE) Gasoil options

	Forward sales
Maturity date	Liters	US$/liter
June 8, 2005	51,600	0.45000

The mark-to-market value of these contracts amounted to a gain of $1.9 million at June 30, 2005, which value is based on the prevailing interest rates and volatility at the time.

Derivative contracts as at June 30, 2004

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

The mark-to-market value of these contracts amounted to a positive US$1.7 million at June 30, 2004, which value is based on quotes from brokers.

Interest rate swap contracts as at June 30, 2004

In terms of the Mvelaphanda loan, GFIMSA pays Mvelaphanda Gold (Proprietary) Limited interest on the Rand denominated Mvela loan at a fixed rate, semi-annually. The interest rate was fixed with reference to the 5 year ZAR swap rate, at 9.6179% nominal annual compounded semi-annually plus a margin of 0.95%. GFIMSA simultaneously entered into interest rate swap agreements converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFIMSA is now exposed to the 3 month JIBAR rate plus a margin of 1.025%.

 The marked-to-market value of the interest rate swap was a loss of $13.8 million at June 30, 2004, to which hedge accounting has been applied. In terms of hedge accounting, the liability that exists in the balance sheet is decreased by the $13.8 million. The mark-to-market value was based on the prevailing interest rates at the time.

18                                  ADDITIONAL CASH FLOW INFORMATION

(a)          Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in net cash provided by operating activities:

			Years ended June 30,
			2005	2004	2003
			$ ‘m	$ ‘m	$ ‘m

		Interest paid	57.6	27.2	4.8
(b)		Non cash-items
		Excluded from the statements of cash flows are the following:
	(i)	For the year ended June 30, 2005
		The $9.0 million gain on market-to-market of listed investments
	(ii)	For the year ended June 30, 2004
		The $17.4 million loss on mark-to-market of listed investments.
	(iii)	For the year ended June 30, 2003
		The $3.4 million loss on mark-to-market of listed investments

(c)		Acquisitions of subsidiaries
		Minority shareholders’ interest in Arctic Platinum
		With effect from September 4, 2003, the Group acquired the minority shareholders’ interest in Artic Platinum.
		Minority shareholders’ interest	—	31.7	—
		Paid for by issue of share capital	—	(8.7)	—
		Paid for by cash	—	23.0	—

(d)		Disposal of St Helena
		With effect from October 30, 2002, the Group disposed of the assets and liabilities of St. Helena to Freegold. The aggregate fair value of the assets and liabilities disposed of were as follows:
		Property, plant and equipment	—	—	0.2
		Inventory	—	—	0.1
		Environmental rehabilitation provision	—	—	(4.9)
		Environmental rehabilitation investment	—	—	3.1
		Net liabilities disposed of	—	—	(1.5)
		Profit on disposal of St. Helena	—	—	13.4
		Payment received in cash	—	—	11.9

19       COMMITMENTS

	2005	2004
	$’m	$’m
Capital expenditure
Authorized	454.6	520.7
Contracted for	23.8	57.5
Other guarantees	51.3	44.0

Guarantees consist of $23.3 million committed to guarantee Gold Fields’ environmental obligations with respect to its Ghanaian and Australian operations, $26.8 million (comprising a loan of $22.4 million and interest of $4.4 million) to the Public Investment Commissioners (PIC) with regard to the Mvela loan and $1.2 million for numerous other obligations.

Under the PIC agreement, the Company has effectively guaranteed a loan of R150 million ($22.4 million) made by the PIC to certain lenders to Mvela, at an interest rate of 14.25%. Under the terms of the agreement, the PIC has the right to require the Company to assume all its rights and obligations under this loan together with its underlying security. The PIC is obliged to pay the Company a guarantee fee equal to 3.75% per annum on the date the loan is repaid.

Commitments will be funded from internal cash resources and borrowings as necessary.

20           CONTINGENT LIABILITIES

Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities.  Apportionment of liabilities, should they arise, is done proportionate to the member’s production relative to the total production of all members. To date, no claims have been made on Gold Fields.

21           LINES OF CREDIT

The Group had unused lines of credit available amounting to $388.0 million (R2.6 billion) at June 30, 2005 (2004: $90.0 million).

22           RELATED PARTY TRANSACTIONS

Pro-Drilling & Milling (Pty) Limited

One of the Company’s executive committee members sits on the board of and owns 50% of Pro-Drilling & Mining (Pty) Limited (“Pro-Drilling”) a privately owned drilling company. Pro-Drilling provides diamond drilling and core recovery, services at the Driefontein operation of GFIMSA pursuant to a contract which is valid until terminated by either party with one months written notice. The Company paid Pro-Drilling $1.8 million, $0.3 million and $0.2 million for the years ended June 30, 2005, 2004 and 2003 respectively.

Mvelaphanda Resources Limited

Two of the Company’s non-executive directors at June 30, 2005, Tokyo Sexwale and Bernard van Rooyen, are the executive chairman and a director of Mvelaphanda Resources Limited (“Mvela”), respectively. Mvela is a broad based black economic empowerment consortium.  Bernard van Rooyen retired from the Gold Fields’ Board of Directors on November 17, 2005.

On July 10, 2002, the Company announced that it had granted Mvela participation rights, varying between a minimum of 5% and a maximum of 15% in any new Gold Fields precious metals exploration projects in Africa, beginning March 1, 2002. In consideration for the transaction Mvela will issue the Company with options to subscribe in tranches for ordinary shares, consisting of one ordinary share and one unsecured debenture issued by Mvela, in Mvela at a 10% premium to the five day weighted average trading price on the JSE. Mvela initially issued the Company with options to subscribe for ordinary shares with a value of Rand 10 million ($1 million). As at June 30, 2005 Mvela had issued the Company options to subscribe for ordinary shares with a value of R7.6 million ($1.1 million), of which the Company is yet to subscrib for any Mvela ordinary shares.

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

Rand Refinery

Rand Refinery, in which the Company holds a 33.1% interest, has an agreement with the Company whereby it refines all the Company’s South African and Ghanaian operations gold production. The Company’s chief financial officer is currently a director of Rand Refinery and has held his directorship of Rand Refinery since July 10, 2000. The Company paid Rand Refinery $2.6 million, $3.4 million and $1.73 million in refining fees for the years ended June 30, 2005, 2004 and 2003, respectively. Refer to footnote 12 - Non-current Investments for amounts owing by Rand Refinery to the Company as at June 30, 2005 and 2004, and the dividends received from Rand Refinery for the years ended June 30, 2005, 2004 and 2003 respectively.

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

23           SUBSEQUENT EVENTS

Cerro Corona Project

The feasibility study for the Cerro Corona Project in Northern Peru was completed during November 2005, and the Gold Fields’ Board of Directors subsequently approved the associated investment of a purchase of an 80.7% economic interest and 92% voting interest in the Cerro Corona Project, subject to the receipt of  approval by the Peruvian Government of the environmental impact study.  On December 5, 2005, Gold Fields Limited announced that the Peruvian Government had approved the environmental impact study for the Cerro Corona Project. Gold Fields has now commenced steps to complete the purchase for a total consideration of $40 million.

Acquisition of Bolivar Gold Corp.

On November 21, 2005, Gold Fields and Bolivar Gold Corp., or Bolivar, jointly announced that they had entered into an agreement providing for Gold Fields to acquire, through a court approved plan of arrangement, all of the outstanding securities of Bolivar not currently held by Gold Fields for total cash consideration of approximately $330 million. Holders of Bolivar common shares will be offered C$3.00 per Bolivar common share and holders of Bolivar warrants expiring on March 17, 2008, August 25, 2008 and December 22, 2009 will be offered C$1.90, C$1.25 and C$0.90 per warrant, respectively. The consideration for the warrants expiring on March 17, 2008, and August 25, 2008, is calculated based on the amount of consideration per common share minus the warrant strike price and the consideration for the warrants expiring on December 22, 2009, is calculated based on a premium equal to the premium payable to common shareholders based on the closing price of the common shares on November 18, 2005. Furthermore, the transaction will trigger the redemption of C$26 million principal amount of convertible debentures of Bolivar at a redemption price of C$1,905.25 in cash per C$1,000 principal amount of debentures for a total amount of $24.1 million, which is included in the total purchase consideration referred to above.

Gold Fields currently holds approximately 13% of the common shares and 32% of the warrants expiring on August 25, 2008. Definitive agreement documentation was executed on December 1, 2005, and the SARB has approved the proposed transaction.

Each of Gold Fields’ and Bolivar’s Boards of Directors have voted to approve the transaction and it is anticipated that the transaction will close in January 2006, subject to, among other things, satisfaction of the following principal conditions precedent:

•                  court approval of the plan of arrangement;

•                  approval by two-thirds of the holders of common shares of Bolivar present in person or by proxy at an extraordinary general meeting of Bolivar to be held to approve the transaction;

•                  approval by two-thirds of the holders of warrants of Bolivar, voting together as a single class, present in person or by proxy at an extraordinary general meeting of Bolivar to be held to approve the transaction;

•                  no more than 10% of holders of Bolivar common shares exercising dissent rights; and

•                  approval, to the extent necessary, of any regulatory authorities having jurisdiction over the transaction.

Bolivar is listed on the Toronto Stock Exchange and operates the Choco 10 open pit gold mine in the El Callao gold district in the Bolivar State, Venezuela.

Arctic Platinum Joint Venture with North American Palladium

On October 18, 2005, Gold Fields announced that it had entered into a letter of intent with North American Palladium, or NAP, a Canadian platinum metals group producer, to form a joint venture to further explore mining properties and develop a mine at APP. APP’s location and geology are similar to that of NAP’s other properties and it is expected that NAP will be able to utilize its operating and development experience in the design and construction of a mine at APP. The letter of intent provides that NAP will be granted an option to acquire up to a 60% undivided interest in APP including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland. NAP’s option to acquire its interest in APP will vest upon NAP satisfying the following conditions on or before June 30, 2008: (i) completing a $7.5 million re-scoping study and exploration program and $5.0 million feasibility study; (ii) making a decision to develop a mine at APP; and (iii) paying Gold Fields up to $45.0 million through the issuance of NAP common shares. The price per share will be $4.88, which is the weighted average trading price of NAP’s common stock on the American Stock Exchange for 11 trading days commencing October 11, 2005. During the next stage of work, NAP is expected to manage the exploration, engineering and evaluation activity on APP. This work is to be divided into two phases, Phase I, a re-scoping study, and Phase II, a feasibility study. The proposed exploration program will focus on APP’s SK Reef and SJ Reef projects. The feasibility study is expected generate a report with sufficient engineering detail and cost estimates in order for the APP to be considered for project financing or other suitable financing alternatives.

The re-scoping and feasibility studies are expected to commence in the first quarter of 2006 and take approximately 30 months to complete. It is expected that a joint venture will be formed with NAP holding a 60% interest and Gold Fields holding a 40% interest. Gold Fields would have a back-in right to acquire an additional 10% interest in the joint venture to be paid for by reducing the number of NAP common shares issued to Gold Fields by 20%. NAP would remain operator of the joint venture which would be managed under a joint venture arrangement. Completion of the transaction is subject to a number of conditions including, among other things, negotiating and executing a formal option and joint venture agreement and receipt of all required regulatory and third party approvals and consents, including certain regulatory approvals, such as the South African Reserve Bank.

24           GEOGRAHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) and reconciled to US GAAP, as IFRS information is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: the Driefontein division, the Kloof Division, the Free State Beatrix and Free State St. Helena (until its disposal on October 30, 2002), in Ghana the Tarkwa and Damang mines and Australia. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

	Fiscal year ended June 30, 2005
	Driefontein	Kloof	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Statement of operations

Revenue	489.7	436.4	264.5	287.5	104.3	310.7	—	—	1,893.1
Operating costs (1)	(400.4)	(409.5)	(262.6)	(159.5)	(66.4)	(231.7)	—	(22.0)	(1,552.1)
Gold inventory change (2)	—	—	—	1.2	(2.3)	6.2	—	2.5	7.6
Operating profit	89.3	26.9	1.9	129.2	35.6	85.2	—	(19.5)	348.6
Amortization and depreciation	(39.5)	(55.4)	(14.1)	(38.0)	(5.7)	(74.0)	(16.8)	(31.0)	(274.5)
Net operating profit/(loss)	49.8	(28.5)	(12.2)	91.2	29.9	11.2	(16.8)	(50.5)	74.1
Exploration expenditure	—	—	—	—	—	—	(31.8)	(14.2)	(46.0)
Impairment of assets	(2.0)	(1.8)	(9.7)	—	—	(9.8)	(18.7)	(191.1)	(233.1)
Other items as detailed in the statement of operations	5.0	5.0	(1.1)	2.2	0.9	3.0	0.2	(95.8)	(80.6)
Current taxation	(6.4)	—	5.9	(10.3)	(8.9)	(7.8)	(14.7)	—	(42.2)
Deferred taxation	0.3	15.6	(7.0)	(14.3)	(3.1)	27.8	6.6	116.7	142.6
Profit/(loss) after taxation	46.7	(9.7)	(24.1)	68.8	18.8	24.4	(75.2)	(234.9)	(185.2)

	Fiscal year ended June 30, 2005
	Driefontein	Kloof	Free State
	Division	Division	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Balance sheet
Total assets	485.0	457.4	172.9	310.8	76.1	607.5	1,472.1	11.1	3,592.9
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	139.6	170.9	111.7	36.7	16.0	84.3	69.8	460.2	1,089.2
Deferred tax liability/(asset)	160.3	137.4	(26.2)	75.9	3.3	37.1	97.2	111.2	596.2
Capital expenditure	29.6	37.1	35.7	75.6	10.6	135.6	24.2	(30.7)	317.7

(1)          Operating costs under IFRS includes: Corporate expenditure — $22.5 million, Environmental rehabilitation — $11.5 million and Employment termination costs — $13.7 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.

(2)          Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

	Fiscal year ended June 30, 2004
	Driefontein	Kloof	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Statement of operations
Revenue	440.4	400.9	241.4	213.2	120.0	290.3	—	—	1,706.2
Operating costs (1)	(370.8)	(367.8)	(229.9)	(126.6)	(66.7)	(202.1)	—	(20.9)	(1,384.8)
Gold inventory change (2)	—	—	—	—	(0.2)	(6.6)	—	(0.3)	(7.1)
Operating profit	69.6	33.1	11.5	86.6	53.1	81.6	—	(21.2)	314.3
Amortization and depreciation	(33.8)	(36.0)	(12.3)	(14.6)	(8.1)	(60.1)	(14.3)	(19.4)	(198.6)
Net operating profit/(loss)	35.8	(2.9)	(0.8)	72.0	45.0	21.5	(14.3)	(40.6)	115.7
Exploration expenditure	—	—	—	—	—	—	(28.5)	(11.4)	(39.9)
Impairment – Beatrix Shaft No. 4	—	—	(61.8)	—	—	—	—	—	(61.8)
Other items as detailed in the statement of operations	16.3	(8.8)	(8.6)	0.8	—	43.9	32.5	(7.1)	68.9
Current taxation	(2.1)	(0.7)	(0.7)	(8.1)	(4.7)	(7.1)	(6.5)	—	(29.9)
Deferred taxation	13.3	13.2	20.5	(21.3)	(5.6)	(14.1)	15.2	(3.1)	18.1
Profit/(loss) after taxation	63.3	0.8	(51.4)	43.4	34.7	44.2	(1.6)	(62.3)	71.7

	Fiscal year ended June 30, 2004
	Driefontein	Kloof	Free State
	Division	Division	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Balance sheet
Total assets	502.4	519.7	207.6	245.0	79.0	502.8	1,626.6	288.6	3,971.7
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	173.6	190.1	125.8	36.1	15.7	82.8	51.4	407.4	1,082.9
Deferred tax liability/(asset)	170.8	161.6	(34.8)	61.6	0.2	59.7	110.4	239.5	769.0
Capital expenditure	34.5	49.9	42.8	136.7	3.2	127.0	23.3	(39.5)	377.9

(1)          Operating costs under IFRS includes: Corporate expenditure — $20.3 million, Environmental rehabilitation — $8.4 million and Employment termination costs — $10.5 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.

(2)          Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

	Fiscal year ended June 30, 2003
	Driefontein	Kloof	Beatrix	St. Helena
	South	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Statement of operations
Revenue	420.2	380.1	217.6	16.0	179.4	99.5	219.0	—	6.4	1,538.2
Operating costs (1)	(267.2)	(257.1)	(158.7)	(12.9)	(103.7)	(70.4)	(139.0)	—	(31.9)	(1,041.1)
Gold inventory change (2)	(4.2)	(0.5)	—	—	(1.8)	(1.1)	6.5	—	1.5	0.4
Operating profit	148.8	122.5	58.7	3.1	73.9	28.0	86.5	—	(24.0)	497.5
Amortization and depreciation	(25.0)	(24.4)	(9.4)	—	(15.6)	(7.1)	(56.2)	(10.1)	(40.3)	(188.1)
Net operating profit/(loss)	123.8	98.1	49.3	3.1	58.3	20.9	30.3	(10.1)	(64.3)	309.4
Exploration expenditure	—	—	—	—	—	—	—	(23.4)	(6.2)	(29.6)
Other items as detailed in the statement of operations	(2.9)	(0.1)	(0.3)	14.6	0.6	4.3	52.6	70.2	(13.3)	125.7
Current taxation	(30.2)	(25.9)	(0.6)	(3.0)	(6.7)	(3.6)	(5.7)	(4.6)	—	(80.3)
Deferred taxation	(10.6)	(5.8)	(19.9)	—	(17.6)	(7.3)	(14.7)	6.0	16.4	(53.5)
Profit after taxation	80.1	66.3	28.5	14.7	34.6	14.3	62.5	38.1	(67.4)	271.7
Balance sheet
Total assets	427.0	449.2	259.8	2.4	162.0	41.3	399.2	726.1	259.8	2,726.8
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	104.2	67.5	26.8	3.9	29.5	15.7	76.0	58.2	19.6	401.4
Deferred tax liability/(asset)	176.9	172.4	19.9	—	40.3	(5.4)	43.4	101.8	98.0	647.3
Capital expenditure – net	73.5	53.9	48.6	—	26.6	1.8	82.0	7.7	(69.8)	224.3

(1)          Operating cost under IFRS includes: Corporate expenditure — $16.6 million, Environmental rehabilitation — $5.3 million and Employment termination costs — $3.8 million, which are not included in Production costs under US GAAP. In addition, gold inventory charge is included in Production costs under US GAAP

(2)          Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year

The following provides a breakdown of the reconciling items for each line item presented.

			2005	2004	2003
			$’m	$’m	$’m
Revenue

Revenue recognition	(i	)	—	—	6.4
			—	—	6.4
Operating costs
On-mine exploration	(j	)	(9.3)	(14.6)	(22.3)
Provision for rehabilitation	(l	)	(1.3)	—	(0.6)
Revenue recognition	(i	)	—	—	(6.4)
Deferred stripping	(o	)	(11.4)	(6.3)	(2.6)
			(22.0)	(20.9)	(31.9)
Gold inventory

Inventory	(g	)	2.5	(0.3)	1.5

			2.5	(0.3)	1.5
Amortization and depreciation
Business combination – formation of Original Gold Fields	(a	)	(27.0)	(20.3)	(19.9)
Business combination – formation of Gold Fields	(b	)	(4.0)	(3.6)	(2.7)
Business combination – purchase of St. Ives and Agnew	(c	)	2.3	2.6	3.4
Business combination – purchase of Abosso	(d	)	1.0	0.4	1.3
Amortization of reserves	(g	)(h) (q) (o)	(3.1)	(3.3)	(21.0)
Amortization – inclusion of future costs	(h	)	(0.2)	6.3	(0.9)
Provision for rehabilitation	(l	)	—	(1.5)	(0.5)
			(31.0)	(19.4)	(40.3)
Exploration expenditure
Exploration costs	(j	)	(14.2)	(11.4)	(6.2)
			(14.2)	(11.4)	(6.2)
Other items as detailed in the statement of operations
Post-retirement medical benefits	(n	)	4.0	4.5	12.0

Share-based compensation	(k	)	(2.1)	—	—
Investments in affiliates	(m	)	1.3	—	4.3
Write-down of investments	(p	)	(7.7)	—	—
Impairment of Agnew	(r	)	—	—	(29.6)
Impairment of assets	(f	)	(191.1)	(10.9)	—
Mvelaphanda transaction – interest paid	(s	)	(43.3)	(12.4)	—
Mvelaphanda transaction – debt insurance costs	(s	)	0.8	—	—
Mvelaphanda transaction –fair value hedge accounting	(s	)	—	11.7	—
Mvelaphanda transaction –profit on close out of hedge	(s	)	(49.2)		—
			(287.3)	(7.1)	(13.3)

		2005	2004	2003
		$ ’m	$ ’m	$ ’m
Total liabilities excluding minority interests and shareholders’ interests
Provision for rehabilitation	(l)	(0.6)	2.4	10.0
Post-retirement medical benefits	(n)	5.4	9.7	9.6
Mvelaphanda transaction – debt issuance cost	(s)	4.8	5.1	—
Mvelaphanda transaction – fair value hedge accounting	(s)	32.8	(11.0)	—
Mvelaphanda transaction – classification of instrument	(s)	366.2	389.5	—
Mvelaphanda transaction – interest paid	(s)	51.6	11.7	—
		460.2	407.4	19.6
Total assets
Business combination – formation of Original Gold Fields	(a)	27.1	55.9	62.0
Business combination – formation of Gold Fields	(b)	61.9	69.8	63.6
Business combination – purchase of St. Ives and Agnew	(c)	(8.7)	(11.5)	(11.5)
Business combination – purchase of Abosso	(d)	(2.4)	(0.6)	3.0
Business combination – acquired tax losses	(e)	—	(10.5)	(9.6)
Mvelaphanda transaction – debt insurance costs	(s)	3.6	5.1	—
Impairment of assets	(f)	137.8	345.2	299.3
Amortization of reserves	(g)	(44.8)	(38.5)	(28.5)
Amortization – inclusion of future costs	(h)	8.7	8.1	2.1
Exploration costs	(j)	(101.8)	(78.2)	(80.9)
Provision for rehabilitation	(l)	(8.9)	(11.8)	(0.8)
Investments in affiliates	(m)	(2.8)	—	—
Deferred stripping	(o) (g) (h) (q)	(21.9)	(9.2)	(3.0)
Inventory	(q)	2.3	0.3	(1.5)
Impairment of Agnew	(r)	(39.0)	(35.5)	(34.4)
		11.1	288.6	259.8

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

For management reporting purposes, higher impairment charges were recognized in fiscal 2005 and 2004 based upon the higher values assigned to the assets acquired as part of the Original Gold Fields formation, than that which was recognized under US GAAP. In addition, prior to fiscal 2003, impairment charges were recorded for management purposes based on discounted cash flows, but not recorded under US GAAP, since the undiscounted cash flows exceeded the carrying amounts of the assets under US GAAP.

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

(k)	Share-based compensation

For management reporting purposes share-based compensation is not recognized. Under US GAAP, the Company recognizes share-based compensation expense for the modification to the vesting conditions  of an employee’s share options, based upon the difference between the option grant price and the market price at the date of modification.

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

(ii) Amortization of rehabilitation asset
The rehabilitation asset’s carrying value for management reporting purposes is different to that under US GAAP, which results in a different amortization charge.

(iii) Revisions to the asset retirement obligation

For management reporting purposes, all changes in the carrying amount of the obligation are recognized in the income statement. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and the associated capitalized retirement cost for US GAAP.

In addition, the current discount rate is applied to measure the retirement obligation for management reporting purposes. Under US GAAP any decreases in the asset retirement obligation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing asset retirement obligation, and should be measured at the historical discount rate used to measure the initial asset retirement obligation.

(m)	Investments in affiliates

For management reporting purposes an equity investment exceeding a 20% shareholding was treated as an  available-for-sale investment prior to fiscal 2003. Under US GAAP this investment was accounted for under the equity method since acquisition.

(n)	Post-retirement medical benefits
For management reporting purposes, only the employer’s contribution liability is accounted for. Under US GAAP, the liability includes certain employees’ cross subsidy liabilities.

(o)	Deferred stripping

For management reporting purposes, the Company defers the waste stripping costs in excess of the expected average pitlife stripping ratio. Under US GAAP waste stripping costs are considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory

(p)	Write-down of investments

Under US GAAP, were the fair value of available for sale investments  are lower than their original cost for a  continuous period of longer than 12 months, the unrealized loss is recognized in the consolidated statements of operations. For management reporting purposes, the unrealized losses on these investments have remained in other comprehensive income.

(q)	Inventory

Under US GAAP additional amortization and waste normalization are included in the cost of inventory produced.  No such absorption of costs occurred for management reporting purposes.  Additionally, for management reporting purposes, no adjustment is required to record inventory at net realizable value. Under US GAAP, due to the impact of the amortization adjustments on the inventory valuation, an adjustment is required to record inventory at net realizable value.

(r)	Impairment of Agnew
For management reporting purposes the Agnew mine was not determined to be impaired. Under US GAAP the Agnew mine was determined to be impaired and an impairment charge was recognized.

(s)	Mvelaphanda transaction
• classification of instrument
For management reporting purposes the Mvela loan is split between a debt component and an equity component. Under US GAAP the Mvela loan is classified as debt.
• interest paid
Due to the classification of the Mvela loan as debt under US GAAP, additional interest is charged to the income statement.
• debt issuance cost
For management reporting purposes debt issuance cost is set off against debt. Under US GAAP debt issuance cost is recorded as a deferred cost within accounts receivable.
• fair value hedge accounting

For management reporting purposes only the amortizing swap is treated as a fair value hedge in relation to the debt component of the Mvela loan. Under US GAAP both the amortizing and accreting swap are treated as a fair value hedge as the entire loan is classified as debt.

• Profit on close out of hedge

For management reporting purposes the profit on close-out of the interest rate swaps was accounted for in earnings at the time the swaps were closed out.  Under US GAAP the profit is deferred and amortized to earnings over the life of the hedged item.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

We have audited the consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, cash flows and of changes in shareholders’ equity for each of the three years in the period ended June 30, 2005 and have issued our report thereon dated December 9, 2005, included elsewhere in this Annual Report on Form 20-F. Out audits also included the financial statement schedules listed in Item 19 of this Annual Report on Form 20-F. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express as opinion on these financial statement schedules.

In our opinion, the financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Inc

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg, Republic of South Africa

December 9, 2005

S-1

Schedule 1 – Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Foreign currency translation adjustment	Deduction	Balance at end of period

Year ended June 30, 2005
Valuation allowance	37.0	1.4	(2.2)	—	36.2
Year ended June 30, 2004
Valuation allowance	34.2	—	2.8	—	37.0
Year ended June 30, 2003
Valuation allowance	43.6	—	0.4	(9.8)	34.2
Year ended June 30, 2002
Valuation allowance	45.5	—	(0.1)	(1.8)	43.6

S-2

Exhibits

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1(†)	Memorandum of Association of Gold Fields
1.2(†)	Articles of Association of Gold Fields
2.1(†)	Memorandum of Association of Gold Fields (included in Exhibit 3.1)
2.2(†)	Articles of Association of Gold Fields (included in Exhibit 3.2)
2.3(††)

Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002

2.4(††)	Form of American Depositary Receipt (included in Exhibit 2.3)
2.5(†)	Excerpts of relevant provisions of the South African Companies Act
2.6(†)	Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements
4.1(†)	The GF Non-Executive Director Share Plan, adopted October 31, 2001
4.2(†)	The GF Management Incentive Scheme, adopted November 10, 1999
4.3(††††)	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002
4.4(††††)

Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001

4.5(††††)

Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001

4.6(††††)	Exploration Incentive Plan, adopted on May 25, 1999, as amended on August 22, 2000
4.7(††††)	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
4.8(††††)	Service Agreement between Ian D. Cockerill and GFL Mining Services Ltd., effective March 1, 2004
4.9(††††)	Service Agreement between Nicholas J. Holland and GFL Mining Services Ltd., effective March 1, 2004
4.10(††††)	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
4.11(††††)	Memorandum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated September 18, 2003
4.12(††††)	First Addendum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated January 27, 2004.
4.13(†††)	Purchase Agreement between Outokumpu Nickel B.V., Outokumpu Mining Oy, Gold Fields Exploration B.V. and Gold Fields Finland Oy, dated September 4, 2003
4.14(†††)

Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated July 25, 2003

4.15(††††)

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

4.19(††††)	Addendum to GFI-SA Loan Agreement among Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey Limited and GFI-SA, dated February 13, 2004
4.20(††††)	PIC Put Option Agreement between Public Investment Commissioners, GFL Mining Services Limited and Gold Fields Limited dated February 13, 2004
4.21(††††)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated November 17, 2004
4.22(††††)

Second Addendum To GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, FirstRand Bank Limited (Acting Through Its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited, and Gold Fields Guernsey Limited, dated November 17, 2004

4.23	The Gold Fields Limited and Bolivar Gold Corp. Arrangement Agreement, dated December 1, 2005
4.24	The Gold Fields Limited 2005 Non-Executive Director Share Plan, adopted November 17, 2005
4.25	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005
8.1	Amended list of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer

No.	Exhibit
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
(†)	Incorporated by reference to the registration statement on Form 20-F (File No. 1-31318) filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.
(††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002.
(†††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.
(††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004.