Form 20-F
period 2006-06-30
GOLD FIELDS LTD
filed 2006-11-24
CIK 1172724

As filed with the Securities and Exchange Commission on November 24, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐                                    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒                                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

or

☐                                    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

or

☐                                    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from       to

Commission file number: 1-31318

Gold Fields Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa

(Jurisdiction of incorporation or organization)

24 St. Andrews Road,
Parktown, 2193
South Africa
011-27-11-644-2400

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares of par value Rand 0.50 each	New York Stock Exchange*
American Depositary Shares, each representing one ordinary share	New York Stock Exchange

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

494,824,723 ordinary shares of par value Rand 0.50 each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes ☐  No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Yes ☐ No ☐

The Worldwide Locations of Gold Fields’ Operations

i

Presentation of Financial Information

Gold Fields Limited, or Gold Fields or the Company, is a South African company and the majority of its operations, based on gold production, are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars, and descriptions of critical accounting policies refer to accounting policies under U.S. GAAP.

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2006 (Rand 7.43 per $1.00 as of June 23, 2006), except for specific items included within shareholders’ equity that are translated at the rate prevailing on the date the relevant transaction was entered into, and statement of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 6.40 per $1.00 for the year ended June 30, 2006).

In this annual report, Gold Fields presents the financial items “total cash costs,” “total cash costs per ounce,” “total production costs” and “total production costs per ounce,” which have been determined using industry standards promulgated by the Gold Institute and are not U.S. GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data,” “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

Defined Terms and Conventions

In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Venezuela” are to the Bolivarian Republic of Venezuela, all references to “Finland” are to the Republic of Finland and all references to “Peru” are to the Republic of Peru.

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. In order to facilitate a better understanding of these descriptions, this annual report contains a glossary defining a number of technical and geological terms. See “Information on the Company—Glossary of Mining Terms.”

In this annual report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$,” “US$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars, “C$” refers to Canadian dollars and “VEB” and “Bolivars” refer to Venezuelan bolivars.

In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz,” and ore grades are provided in grams per metric ton, which are referred to as “grams per ton” or “g/t.” All references to “tons” or “t” in this annual report are to metric tons. See “Information on the Company—Glossary of Mining Terms” for further information regarding units of measurement used in this annual report and a table providing rates of conversion between different units of measurement.

In this annual report, except where otherwise noted, all production and operating statistics are based on Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana which is attributable to the minority shareholders in those mines.

For the convenience of the reader, certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 7.43 per $1.00 and A$1.00 per $0.733, which were the noon buying rates on June 23, 2006. For Bolivars, the conversion rate is VEB 2,150 per $1.00, which was the rate fixed by the Venezuelan government as of June 30, 2006. By including convenience currency translations, Gold Fields is not representing that the Rand, Australian dollar or Bolivar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

Information on South Deep and Western Areas

This annual report contains certain information relating to Western Areas Limited, or Western Areas, and the South Deep gold mine, or South Deep, including information contained in “Risk Factors”, “Information on the Company,” “Operating and Financial Review and Prospects” and “Additional Information.”

This information has been compiled from information published by Western Areas, including information filed with the JSE Limited, and certain due diligence materials made available to Gold Fields by Western Areas and Barrick Gold Corporation, or Barrick, and has not been commented on by any representative of Western Areas or Barrick. Gold Fields has sought to ensure that the information presented has been accurately reproduced from these sources. However, Gold Fields is otherwise unable to confirm that the information relating to Western Areas and South Deep is in accordance with the facts and does not omit anything likely to affect the import of the information. See also “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep or Western Areas information included in this annual report.”

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

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•       overall economic and business conditions in South Africa, Ghana, Australia, Venezuela and elsewhere;

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

•       political instability in South Africa, Ghana, regionally in Africa or in Venezuela.

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

ITEM 3:
KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for each of the three years ended June 30, 2006, and as of June 30, 2006 and 2005 have been extracted from the more detailed information, including Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes, which appear elsewhere in this annual report. The selected historical consolidated financial data for each of the two years ended June 30, 2003, and as of June 30, 2004, 2003 and 2002 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report. The selected historical consolidated financial data presented below have been derived from financial statements which have been prepared in accordance with U.S. GAAP.

	Year ended June 30,
	2002	2003	2004	2005	2006
	(in $ millions, except where otherwise noted)
Statement of Operations Data
Revenues(1)	1,210.0	1,538.2	1,706.2	1,893.1	2,282.0
Production costs (exclusive of depreciation and amortization)	710.0	1,015.0	1,355.2	1,500.6	1,621.6
Depreciation and amortization	113.3	188.1	198.6	274.5	269.2
Corporate expenditure	12.3	16.6	20.3	22.5	21.9
Employment termination costs	6.4	3.8	10.5	13.7	9.1
Exploration expenditure	16.5	29.6	39.9	46.0	39.3
Impairment of assets	—	29.6	72.7	233.1	—
Impairment of critical spares	—	—	—	2.8	—
(Decrease)/increase in post-retirement healthcare provision	6.6	(5.0)	(5.1)	(4.2)	(0.5)
Accretion expense on environmental rehabilitation	4.7	5.3	8.4	11.5	8.6
Share-based compensation	4.8	—	—	2.1	11.5
Harmony hostile bid costs	—	—	—	50.8	—
IAMGold transaction costs	—	—	—	9.3	—
Settlement costs of Oberholzer irrigation water dispute	(1.0)	—	—	—	—
Interest and dividends	8.9	(21.3)	19.4	29.2	26.8
Finance income/(expense)	8.3	4.2	(12.2)	(54.9)	(55.6)
Unrealized gain on financial instruments	45.9	35.7	39.2	4.9	14.6
Realized gain/(loss) on financial instruments	4.7	15.1	(8.7)	2.1	(9.1)
Gain on disposal of St. Helena mine	—	13.4	—	—	—
New York Stock Exchange listing and associated costs	(4.3)	—	—	—	—
Profit on sale of property, plant and equipment	—	—	0.3	0.8	3.7
Profit on disposal of listed investments	—	57.2	13.9	8.1	6.3
Profit on disposal of exploration rights	—	—	—	7.5	—

Profit on disposal of mineral rights	—	—	27.1	—	—
Write-down of investments	—	—	—	(7.7)	—
Write-down of mineral rights	—	—	(3.6)	—	—
Other income/(expenses)	0.5	3.4	1.8	(6.0)	(16.5)
Income/(loss) before tax, share of equity investees’ losses and minority interests	398.4	405.5	82.9	(285.6)	271.5
Income and mining tax (expense)/benefit	(147.1)	(133.8)	(11.8)	100.4	(97.3)
Income/(loss) before share of equity investees’ losses and minority interests	251.3	271.7	71.1	(185.2)	174.2
Share of equity investees’ losses	—	—	(0.4)	(0.4)	(5.9)
Minority interests	(12.2)	(14.4)	(21.8)	(20.6)	(29.8)
Income/(loss) before cumulative effect of changes in accounting principles	239.1	258.3	48.9	(206.2)	138.5
Cumulative effect of changes in accounting principles, net of tax	—	(1.3)	—	—	—
Net income/(loss)	239.1	257.0	48.9	(206.2)	138.5
Other Financial and Operating Data
Basic (loss)/earnings per share before cumulative effect of changes in accounting principles ($)	0.52	0.55	0.10	(0.42)	0.28
Diluted (loss)/earnings per share before cumulative effect of changes in accounting principles ($)	0.51	0.54	0.10	(0.42)	0.28
Basic earnings/(loss) per share ($)	0.52	0.54	0.10	(0.42)	0.28
Diluted earnings/(loss) per share ($)	0.51	0.54	0.10	(0.42)	0.28
Dividend per share (Rand)	1.30	3.70	1.40	0.70	0.80
Dividend per share ($)	0.13	0.39	0.19	0.11	0.13
Total cash costs per ounce of gold produced($/oz)(1)	170	212	302	331	366
Total production costs per ounce of gold produced ($/oz)(2)	198	254	349	393	428

Notes:

(1)           Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2006, 2005 and 2004, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2006 and 2005” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2005 and 2004.”

(2)           Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2006, 2005 and 2004, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2006 and 2005” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2005 and 2004.”

	Year ended June 30,
	2002	2003	2004	2005	2006
	(in $ millions, except where otherwise noted)
Balance Sheet Data
Cash and cash equivalents	195.1	133.6	656.3	503.7	217.7
Current portion of financial instruments	—	—	37.0	46.8	30.4
Receivables	56.2	74.9	116.4	119.9	148.7
Inventories	68.5	76.8	63.9	77.4	111.3
Material contained in heap leach pads	45.0	41.8	42.5	55.1	47.7
Total current assets	364.8	327.1	916.1	802.9	555.8
Property, plant and equipment, net(1)	1,726.9	2,231.0	2,805.5	2,554.1	3,018.5
Non-current portion of financial instruments	46.2	67.7	70.3	32.4	—
Non-current investments	73.3	101.0	179.8	203.5	396.9
Total assets	2,211.2	2,726.8	3,971.7	3,592.9	3,971.2
Accounts payable and provisions	153.3	184.7	273.4	241.9	299.9
Interests payable	—	—	17.2	32.6	29.8
Income and mining taxes payable	44.5	52.0	14.2	18.0	46.8
Current portion of long-term loans	37.0	20.5	—	—	0.3
Total current liabilities	234.8	257.2	304.8	292.5	376.8
Long-term loans	145.0	21.1	643.2	653.1	737.9
Deferred income and mining taxes	448.2	647.3	769.0	596.2	721.8
Provision for environmental rehabilitation	58.8	99.2	116.0	134.6	146.4
Provision for post-retirement healthcare costs	44.7	23.9	18.9	9.0	7.4
Minority interests	52.8	58.8	102.7	118.4	125.1
Share capital	42.1	42.2	43.6	43.7	43.9
Additional paid-in capital	1,560.8	1,565.2	1,792.3	1,797.9	1,827.6
Retained earnings	182.6	255.3	211.6	(49.1)	27.6
Accumulated other comprehensive loss	(556.8)	(243.4)	(30.4)	(3.4)	(43.3)
Total shareholders’ equity	1,226.9	1,619.3	2,017.1	1,789.1	1,855.8
Total liabilities and shareholders’ equity	2,211.2	2,726.8	3,971.7	3,592.9	3,971.2

	Year ended June 30,
	2002	2003	2004	2005	2006
	(in $ millions, except where otherwise noted)
Other Data
Number of ordinary shares as adjusted to reflect changes in capital structure	470,522,224	472,364,872	491,492,520	492,294,226	494,824,723
Net assets	1,226.9	1,619.3	2,017.1	1,789.1	1,855.8

Note:

(1)           Gold Fields changed its method of accounting for mineral and surface use rights during the 2004 fiscal year in accordance with FASB Staff Position FAS 141-1, which required the balance of the mineral interests and other intangible assets in 2002 and 2003 to be restated and included as part of Property, plant and equipment, net.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high, low and period-end noon buying rates in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Rand per $1.00:

Year ended June 30,	Average(1)	High	Low	Period end
2002	10.20	13.60	8.01	10.39
2003	8.87	10.90	7.18	7.51
2004	6.78	7.80	6.17	6.23
2005	6.20	6.92	5.62	6.67
2006	6.42	7.43	5.99	7.17
2007 (through October 31, 2006)	7.32	7.94	6.72	7.39

Note:

(1)           The average of the noon buying rates on the last day of each full month during the relevant period.

Month ended	High	Low	Period end
May 31, 2006	6.71	6.00	6.71
June 30, 2006	7.43	6.63	7.17
July 31, 2006	7.23	6.83	6.92
August 31, 2006	7.20	6.72	7.20
September 29, 2006	7.76	7.16	7.76
October 31, 2006	7.94	7.39	7.39

The noon buying rate for the Rand on November 15, 2006 was Rand 7.26 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE Limited, which may affect the market price of the American Depositary Shares, or ADSs, on the New York Stock Exchange. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

•       financial market expectations regarding the rate of inflation; and

•       interest rates.

In addition, the current demand for and supply of gold affect the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price. Central banks, financial institutions and individuals historically have held large amounts of gold as a store of value, and production in any given year historically has constituted a small portion of the total potential supply of gold. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis.

On March 8, 2004, 15 European central banks entered into a new gold sales agreement effective September 27, 2004, pursuant to which they restrict their annual sales of gold to specified limits. This agreement will be reviewed in five years. Although the new agreement calls for an increase in the amount of gold that can be sold by individual banks to 500 tons per year, the effect on the market in terms of total gold sales is unclear.

While the aggregate effect of these factors is impossible for Gold Fields to predict, if gold prices should fall below Gold Fields’ cost of production and remain at such levels for any sustained period, Gold Fields may experience losses and may be forced to curtail or suspend some or all of its operations and/or reduce capital expenditure. In addition, Gold Fields might not be able to recover any losses it may incur during that period.

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

The ore reserves stated in this annual report represent the amount of gold that Gold Fields calculated, as of December 31, 2005, could be mined, processed and sold at prices sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, prices and exchange rates, many of which are beyond Gold Fields’ control. In the event that Gold Fields revises any of these assumptions in an adverse manner, Gold Fields may need to revise its ore reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase, if gold prices decrease or if the Rand, Australian dollar or Bolivar strengthens against the U.S. dollar, a portion of Gold Fields’ ore reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves. Gold Fields’ reported attributable gold ore reserves were 62.8 million ounces for fiscal 2005 as compared to 63.1 million ounces as of December 31, 2005. See “Information on the Company—Reserves of Gold Fields as of December 31, 2005.”

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

In order to expand its operations and reserve base, Gold Fields may rely on its exploration program for gold and platinum group metals and its ability to develop mining projects. Exploration for gold and other precious metals is speculative in nature, involves many risks and frequently is unsuccessful. Any exploration program entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields’ exploration efforts may not result in the discovery of gold or platinum group metal mineralization and any mineralization discovered may not result in an increase of Gold Fields’ reserves. If orebodies are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Gold Fields’ exploration program may not result in the replacement of current production with new reserves or result in any new commercial mining operations. Also, to the extent Gold Fields participates in the development of a project through a joint venture, there could be disagreements or divergent interests or goals among the joint venture parties which could jeopardize the success of the project.

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

•       accidents associated with the preparation and ignition of large-scale open pit blasting operations;

•       production disruptions due to weather; and

•       hazards associated with heap leach processing, such as groundwater and waterway contamination.

Hazards associated with Gold Fields’ rock dump and production stockpile mining and tailings disposal include:

•       accidents associated with operating a rock dump and production stockpile and rock transportation equipment;

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

Gold Fields may become subject to liability for pollution, occupational illnesses or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. Gold Fields’ existing property and liability insurance contains exclusions and limitations on coverage. In fiscal 2003, in an effort to reduce costs, Gold Fields changed from business interruption insurance cover based on gross profit to cover based on fixed operating costs or standing charges only. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against Gold Fields, including, but not limited to, claims for environmental or industrial accidents, occupational illnesses or pollution.

Because most of Gold Fields’ production costs are in Rand, Australian dollars and Bolivars, while gold is generally sold in U.S. dollars, Gold Fields’ operating results or financial condition could be materially harmed by an appreciation in the value of the Rand, Australian dollar or Bolivar.

Gold is sold throughout the world principally in U.S. dollars, but Gold Fields’ operating costs are incurred principally in Rand and Australian dollars. As a result, any significant and sustained appreciation of either of these currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms.

The Rand and the Australian dollar each appreciated against the U.S. dollar during calendar years 2002, 2003 and 2004, with the Rand appreciating by approximately 28.5%, 22.2% and 15.6% in 2002, 2003 and 2004. In 2005, the Rand depreciated by 12.1% against the U.S. dollar. The Australian dollar appreciated by approximately 9.8%, 24.5% and 3.7% in 2002, 2003 and 2004, respectively, and depreciated by 6.2% against the U.S. dollar in 2005. More recently, the Rand has depreciated against the U.S. dollar and may continue to depreciate but the Australian dollar has experienced a period of appreciation against the U.S. dollar. From January 1, 2006 until October 31, 2006, the Rand depreciated by 16.4%, and the Australian dollar appreciated by 4.6%, against the U.S. dollar(1) Although the Bolivar foreign exchange rate is currently fixed by the Venezuelan government and has been stable since March 2005 at VEB 2,150 to $1.00, historically the Bolivar usually devalues against the U.S. dollar. An appreciation trend for either

(1)           Source for ZAR/USD and AUD/USD: Datastream

the Rand, Australian dollar or Bolivar could have a material adverse effect on Gold Fields’ operating results or financial condition, as the appreciation would result in an increase to Gold Fields’ costs in U.S. dollar terms. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity” and “Operating and Financial Review and Prospects—Venezuela—Exchange Rates.”

Economic or political instability in the countries or regions where Gold Fields’ operates may have an adverse effect on Gold Fields’ operations and profits.

Gold Fields has significant operations in South Africa, Ghana, Australia and Venezuela, and a significant development project in Peru. As a result, changes or instability to the economic or political environment in any of these countries or in neighboring countries could affect an investment in Gold Fields.

Several of these countries have, or have had in the recent past, high levels of inflation. Continued or increased inflation in any of the countries where it operates could increase the prices Gold Fields pays for products and services, including wages for its employees, which if not offset by increased gold prices or currency devaluations could have a material adverse effect on Gold Fields’ financial condition and results of operations.

Recently, South African inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. The prime lending rate has also been high in recent years by comparison with developed countries, although it has decreased substantially since it peaked at approximately 25.5% during 1998 and on October 31, 2006 the rate was 12.0%. Consequently, Gold Fields could face a high cost of capital should it borrow in South Africa.

In Venezuela, the rate of economic growth, the level of tax revenue, government spending and government borrowing and the supply of foreign currency are materially affected by oil prices and general conditions in the international petroleum markets, because of the dominance of the petroleum industry. Thus, a future downturn in the international petroleum market may have a material adverse effect on the Venezuelan economy which could, in turn, have a material adverse effect on Gold Fields’ financial condition and results of operations.

Large parts of the South African population do not have access to adequate education, healthcare, housing and other services, including water and electricity. Although the South African government has implemented laws aimed at alleviating and redressing the disadvantages suffered by citizens under previous governments and Gold Fields believes it is in compliance with its obligations under them and intends to remain so, in the future the South African government may implement new laws and policies, which in turn may have an adverse impact on Gold Fields’ operations and profits. In recent years, South Africa has experienced high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Gold Fields may have difficulties attracting and retaining qualified employees.

There has been regional political and economic instability in the countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Gold Fields’ ability to manage and operate its South African operations.

Ghana has had periods of political instability and may be subject to instability again in the future. Since the present government came into power in 2000, it has passed legislation imposing a tax and import duty which has affected the mining industry. The Ghana Chamber of Mines, of which Gold Fields Ghana Limited and Abosso Goldfields Limited, subsidiaries of Gold Fields, are members, has expressed its concern to the government that these legislative measures have eroded the competitiveness of the fiscal regime affecting mining companies in Ghana. The current government or a future government might adopt additional changes to policies in the future, which could: (1) modify the regulatory or fiscal regime governing mining companies in Ghana, such as increasing the proportion of foreign currency earnings that mining companies are required to repatriate to Ghana or (2) otherwise make investments or foreign-owned operations in Ghana less attractive. Any departure from current policies by the government of Ghana could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Operating and Financial Review and Prospects—Income and Mining Taxes—Ghana.”

In the past several years, Venezuela has experienced intense political and social turmoil involving groups that oppose and those that support the administration of President Hugo Chávez. Under the present administration, there have been several national strikes, which have been accompanied by increased capital flight, loss of bank deposits, reduced tax revenues and, at times, violence. The most recent of the strikes began in December 2002 and ended in February 2003, halting a substantial part of the operations of many Venezuelan state-owned companies, including the state-owned oil company, Petróleos de Venezuela, S.A., or PDVSA. The strike also resulted in work stoppages in the private sector. The strike lasted for two months and had a significant political, economic and social impact in Venezuela.

Venezuela’s political instability has had serious effects on the performance of its economy, with a sharp drop in investment and a general recession in 2002. The work stoppage adversely affected PDVSA’s ability to make royalty and tax payments to the Venezuelan government, which severely affected the government’s public finances as the petroleum industry is central to and dominates the Venezuelan economy. The next presidential elections are scheduled for December 3, 2006, and the political and economic impact of these elections is uncertain. There can be no assurance that there will not be further economic or political instability in Venezuela, as a consequence of the election results or otherwise. Economic or political instability in Venezuela could have a material adverse effect on Gold Fields’ financial condition and results of operations.

Presidential elections were held in Peru in June 2006. The losing candidate has indicated that he will not cooperate with the new administration and that he and his supporters will continue to oppose the policies of the government. It is not clear what form this opposition may take, but any protests against the government could lead to public strikes, demonstrations and civil disobedience, which could have a material adverse effect on the Peruvian economy and cause material disruption to Gold Fields activities in Peru. In addition, there has been local opposition to mine development projects in Peru. Notwithstanding the fact that Gold Fields is substantially exceeding commitments it had made to the communities, in mid-October 2006 there was an illegal blockade of the access road to the Cerro Corona Project site resulting in a temporary suspension of construction activities at the site for seven days. The blockade was accompanied by demands for increased employment from local communities and increased use of local contractors. In addition, the Cerro Corona site is located near the Yanacocha mine which is operated by another company. The Yanacocha mine has also been the subject of local protests, including ones that blocked the road between the Yanacocha mine complex and the City of Cajamarca, which also affected access to the Cerro Corona site, although they did not result in a suspension of construction activities. If Gold Fields experiences further opposition in connection with its operations in Peru, or if protests aimed at other mining operations affect operations at Cerro Corona, it could have a material adverse effect on Gold Fields’ financial condition and results of operations.

Actual and potential shortages of production inputs may have an adverse effect on Gold Fields’ operations and profits.

Gold Fields’ results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel and cyanide and other reagents. The price of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption on the supply of any of these materials would require Gold Fields to find substitute suppliers acceptable to the Company and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations.

Gold Fields Ghana, among other mining companies in Ghana, was asked by its electricity supplier, the Volta River Authority, or VRA, on August 14, 2006 to immediately reduce its electricity demand by 25%. On August 28, 2006, Gold Fields was asked to reduce its demand by a further 25%. The VRA requested these reductions in electricity usage largely because of the low water reservoir level of the VRA’s Akosombo generating facility and concerns about its ability to meet future supply and demand at present consumption levels. The Ghanaian Chamber of Mines is working closely with the VRA to maximize current power generating capacity and on installing additional capacity. Gold Fields Ghana has agreed to reduce its demand for electricity from the VRA at the Tarkwa and Damang operations and plans to use emergency diesel powered generators situated at both mines to make up the difference. Gold Fields estimates that its quarterly operating costs will rise by approximately US$4 million as a result of the need to use the diesel generators. The VRA has indicated that the requirement for reduced electricity demand will last until the water levels in the reservoir have reached appropriate levels. However, there can be no assurance that Gold Fields will not be asked to further reduce its demand or that there will not be new disruptions to the electricity supply. Moreover, for as long as Gold Fields has to use the diesel generators at its Tarkwa and Damang operations, it will have an increased exposure to fluctuations in the price of diesel fuel.

Giant tires, of the type used by Gold Fields for its large earthmoving equipment and trucks, are in increasingly short supply, and prices have risen recently and may continue to rise in the future. This shortage of tires for earthmoving vehicles is causing mining companies to review operating practices, to seek additional methods of preserving tire life and to examine alternative sources of tire supply. To the extent that Gold Fields is unable to procure an adequate supply of these tires, it may have to alter its mining plans, especially at its open pit operations, which could reduce its gold production and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. For example, in connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields seek further SARB approval prior to applying any such funds to a specific use. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls.”

An acquisition of shares in or assets of a South African company by a non-South African purchaser that is subject to exchange control regulations may not be granted regulatory approval.

In some circumstances, potential acquisitions of shares in or assets of South African companies by non-South African resident purchasers are subject to review by the SARB pursuant to South African exchange control regulations. In 2000, the South African Treasury, or the Treasury, refused to approve an acquisition of Gold Fields by Franco-Nevada Mining Corporation Limited, a Canadian mining company. The Treasury may refuse to approve similar proposed acquisitions of Gold Fields in the future. As a result,

Gold Fields’ management may be limited in its ability to consider strategic options and Gold Fields’ shareholders may not be able to realize the premium over the current trading price of Gold Fields’ ordinary shares which they might otherwise receive upon such an acquisition. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls.”

Exchange controls and devaluation of the VEB in Venezuela could have a material adverse effect on the financial condition of Gold Fields.

On January 21, 2003, the Venezuelan government suspended the trading of foreign currencies in Venezuela. On February 5, 2003, the Venezuelan government and the Venezuelan Central Bank, or Central Bank, adopted a series of exchange agreements, decrees and regulations establishing a new exchange control system. The exchange control system centralized the purchase and sale of foreign currencies in the Central Bank. The Ministry of Finance, together with the Central Bank, is in charge of setting the official exchange rate with respect to the U.S. dollar and other currencies. A commission, referred to as the Comisión de Administración de Divisas, or CADIVI, was created in 2003 for the administration, control and establishment of the new exchange control system, including Venezuela’s official foreign exchange rate system.

Private sector entities must request approval from CADIVI for, among other things, the purchase of foreign currency for the remittance of dividends, capital gains and interest derived from foreign investments and for foreign currency payments derived from service and technology agreements, royalties and other payments derived from the use of industrial and intellectual property rights. In order to seek the approval, an entity must first be registered with the Registro de Usuarios del Sistema de Administración de Divisas, or RUSAD, and comply with a series of additional requirements. Obtaining approval from CADIVI can take a considerable amount of time, and there is no guarantee that CADIVI will approve any particular request. To the extent that Gold Fields does not receive approval of its requests to acquire foreign currency on a timely basis, or at all, it would be forced to obtain foreign currency in the unofficial market at less favorable exchange rates.

Under the exchange control system, CADIVI will approve the acquisition of foreign currency at the official exchange rate to repay foreign debt only if the debt is registered pursuant to regulations promulgated by CADIVI. Currently, there are only regulations for the registration of foreign bank debt. There are no regulations for the registration of foreign non-bank debt. Therefore, any non-bank debt, including loans from affiliated companies or shareholders, must be repaid using currency acquired at unofficial or parallel market exchange rates. If Gold Fields is not able to meet its borrowing requirements at its Venezuelan operations through the use of bank debt eligible for registration, it may be forced to repay any foreign debt using currency acquired at less favorable unofficial or parallel exchange rates, which could have a material adverse effect on its financial condition and results of operations.

In addition, under the current exchange control system in Venezuela, all foreign currency derived from the exports of goods, services or technology must be converted to Bolivars via the Central Bank at the official exchange rate. Therefore, to the extent Gold Fields exports its gold produced in Venezuela, all foreign currency derived from those sales must be converted into Bolivars at the official exchange rate. As a result, Gold Fields cannot use those revenues to meet payment obligations outside Venezuela unless it receives approval from CADIVI to re-convert them into foreign currency or it decides to re-convert them at the less favorable unofficial rate.

Since the establishment of the exchange control system in early 2003, the Bolivar no longer floats against the U.S. dollar. Instead, the exchange rate is fixed by the Central Bank. Since the initial rate was fixed, the Central Bank has reset the rate several times to devalue the Bolivar. If the devaluation tendency of the Bolivar continues, delays from CADIVI in granting authorizations to purchase U.S. dollars may mean that

Gold Fields has to convert Bolivars at lower exchange rates which could have an adverse effect on Gold Fields’ financial position.

Promotora Minera de Venezuela (PMG) S.A., or PMG, the Gold Fields subsidiary which operates the Choco 10 mine, has not historically sold any foreign currency derived from its gold exports to the Central Bank, as until October 2006 its gold exports were used only for the direct repayment of foreign debt rather than being sold. These payments have been supported under several agreements entered into between PMG and other foreign affiliates of Gold Fields, while they were under the administration of Bolivar. On May 16, 2006, PMG presented an administrative opinion request to CADIVI, in order to verify the validity of the agreements and PMG’s position that the value of those exports was not subject to repatriation or conversion under the current foreign exchange control system. A response is expected from the CADIVI in due course. If CADIVI does not agree with PMG’s position, it could deny the validity of the agreements and condition PMG’s future exports and access to foreign currency on the repatriation and conversion of the foreign currency attributable to those prior exports. In addition, pursuant to the Law Against Illicit Exchange Transactions, PMG could also be subject to fines ranging from one to two times the amount of the currency that PMG did not sell. See “Information on the Company—Regulatory and Environmental Matters—Venezuela—Exchange Controls.”

Gold Fields’ operations and financial condition may be adversely affected by labor disputes or changes in South African, Ghanaian, Australian and Venezuelan labor laws.

As of June 30, 2006, approximately 77% of Gold Fields’ employees belonged to unions. Accordingly, Gold Fields is at risk of having its production stopped due to strikes called by unions and other labor disputes. In August 2005, Gold Fields experienced a 48-hour unexpected strike by approximately half the employees of the Tarkwa mine in Ghana. In South Africa, Gold Fields also experienced a one-day illegal strike on March 30, 2005, and a four-day industry-wide gold mining wage strike in August 2005. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa” and “Directors, Senior Management and Employees—Employees—Labor Relations—Ghana.” In South Africa, in addition to strikes, on occasion Gold Fields experiences work stoppages based on national trade union “stay away” days, regardless of the state of its relations with its workforce. Significant labor disruptions at any of Gold Fields’ operations could have an adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ operating environment may also be affected by certain labor laws. Since 1995, South African laws relating to labor have changed significantly in ways that affect Gold Fields’ operations. Laws enacted since then impose monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies, and there may be further changes in labor law in South Africa over the next few years, which may have an adverse effect on Gold Fields’ business, operating results and financial condition.

Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. Any expansion of these provisions which increases labor costs in Ghana could have a material adverse effect on Gold Fields’ mining operations in Ghana and, accordingly, on Gold Fields’ business, operating results and financial condition.

The Venezuelan Organic Labor Law and related regulations and social benefits laws impose statutory duties and taxes on companies doing business in Venezuela. Most of the provisions of these laws establish minimum benefits and in practice most benefits are improved by collective bargaining agreements, or CBAs. On February 15, 2005, while under the control of Bolivar, PMG entered into a CBA, under which it provides benefits beyond those required by law for its employees, including payment for health and life insurance, a savings scheme and provision of transport. Gold Fields, as an employer engaged in mining activities, has potential liability arising from injuries to, or deaths of, workers, including workers employed by its contractors. In recent years, the Venezuelan government has implemented stricter labor laws and increased worker rights and there can be no assurance that the Venezuelan government will not implement additional labor restrictions or further increase worker rights in the future. See “Directors, Senior Management and Employees—Employees—Labor Relations—Venezuela.”

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

In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Directors, Senior Management and Employees—Employees—Labor Relations—Ghana” and “Directors, Senior Management and Employees—Employees—Labor Relations—Australia.”

Gold Fields’ South African operations may be adversely affected by increased labor costs at its mining operations in South Africa.

Wages and related labor costs accounted for approximately 55% of Gold Fields’ total production costs in fiscal 2006. Accordingly, Gold Fields’ costs may be materially affected by increases in wages and related labor costs, particularly with respect to Gold Fields’ South African employees, who are unionized. Negotiations with South African unions concluded in August 2005 resulted in above inflation wage increases ranging from 6.0% to 7.0%, depending upon the category of employees. Under the agreement, wage increases for South African employees will be linked to inflation with a minimum increase of 5.5% or 6.0%, depending upon the category of employees. The next round of negotiation with the South African unions is expected to take place prior to June 2007, when the current agreement expires. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa.” If Gold Fields is unable to increase production levels or implement cost cutting measures to offset these increased wages and labor costs, these costs could have a material adverse effect on Gold Fields’ mining operations in South Africa and, accordingly, on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa.”

HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Gold Fields’ current estimate is that the prevalence of HIV within the Company will peak in approximately 2010 and the prevalence of AIDS within the Company will peak in approximately 2013. This estimate of the potential impact of HIV/AIDS on operations and financial condition is based on a variety of existing data and certain assumptions, including the incidence of HIV infection among its employees, the progressive impact of HIV/AIDS on infected employees’ health, and the medical and other costs associated with the infection, most of which involve factors beyond Gold Fields’ control. Should Gold Fields’ actual experience significantly differ from the assumptions on which its current estimate is based, the actual impact of HIV/AIDS on its business, operating results and financial condition could be significantly worse than Gold Fields expects. See “Directors, Senior Management and Employees—Employees—Health and Safety—Health—HIV/AIDS Program.”

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

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. In addition, during the operational life of their mines, they must make arrangements to fund the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields fully provides for these environmental rehabilitation costs in its financial statements based on the present value of future costs and funds these costs by making contributions into an environmental trust fund, with amounts approved by the authorities. As of September 30, 2006, Gold Fields had contributed a total of approximately Rand 500.1 million, including accrued interest, to the fund.

On July 3, 2006, new environmental impact assessment regulations were promulgated under the National Environmental Management Act. To the extent that the new regulations are specifically directed at mining operations, they will only become effective in 2007. The new regulations introduce a fundamental change in this area of law for the mining sector. Previously the Department of Minerals and Energy had primary responsibility for authorizing the environmental impacts of mining operations, although other departments played a secondary role in approving certain aspects of mining-related activities. Under the new regulations, the Department of Environmental Affairs will play a greater role in the environmental impact assessment decision-making process. The new regulations introduce a more complex South African regime for environmental impact assessments that includes a two-tiered assessment process. When the new regulations become effective as to mining operations, they will impact on reconnaissance, exploration, prospecting and mining activities, as currently defined in the Minerals and Petroleum Resources Development Act. This will result in more stringent requirements in obtaining environmental approval for new mining activities and, potentially, in the case of recommissioning old operations, which could increase Gold Fields’ costs for obtaining the approvals. In addition, to the extent that the new regulations may be interpreted as having any retroactive effect, Gold Fields may need to implement corrective actions or may be faced with nominal fines. Other changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may materially and adversely affect Gold Fields’ future environmental expenditures or the level and timing of Gold Fields’ provisioning for these expenditures. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Environmental.”

Gold Fields’ operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens.

The present Mine Health and Safety Act 29 of 1996, or the Mine Health and Safety Act, came into effect in January 1997. The principal objective of the Mine Health and Safety Act is to improve health and safety at South African mines and, to this end, the Mine Health and Safety Act imposes various duties on Gold Fields at its mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Health and Safety.”

The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs the payment of compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Gold Fields to employees from its existing facilities. Pursuant to changes in the Occupational Diseases Act, Gold Fields may experience an increase in the cost of these services, which could have an adverse effect on Gold Fields’ business, operating results and financial condition. This increased cost, should it transpire, is currently indeterminate.

Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens.

The New Minerals Act

The Mineral and Petroleum Resources Development Act 2002, or the New Minerals Act, came into effect on May 1, 2004. The New Minerals Act contains a provision requiring the Minister of Minerals and Energy, or the Minister, within six months of the relevant provision becoming operational, to develop a broad-based socio-economic empowerment charter for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. The South African government appointed a task team which included representatives from mining companies, including Gold Fields, to develop a charter. On October 11, 2002, the Minister and representatives of certain mining companies and the National Union of Mineworkers signed a charter that reflects the consultation process called for by the New Minerals Act. This Mining Charter became effective on May 1, 2004.

The Mining Charter’s stated objectives are to:

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

To achieve these objectives, the Mining Charter requires that mining companies achieve a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years by each mining company. Under the Mining Charter, the mining industry as a whole agrees to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller/willing buyer basis, at fair market value, where the mining companies are not at risk. In addition, the Mining Charter requires, among other things, that mining companies spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years. When considering applications for the renewal of existing licenses, the government will take a “scorecard” approach, evaluating the commitments of stakeholders to the different facets of promoting the objectives of the Mining Charter. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights—The New Minerals Act.”

In order to comply with the terms of the charter, Gold Fields has adjusted the ownership structure of its South African mining assets. On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.” The Mvelaphanda Transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the charter coming into effect. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights—The New Minerals Act.” There is no guarantee, however, that the Mvelaphanda Transaction will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10-year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful renewal of any or all of its existing mining rights or the granting of further new mining rights or that the terms of any renewals of its rights would not be significantly less favorable to Gold Fields than the terms of its current rights.

The Royalty Bill

On March 20, 2003, the draft Mineral and Petroleum Royalty Bill was released for public comment. After extensive consultation, the draft Mineral and Petroleum Bill was revised and this revised bill, or the Royalty Bill, was published on October 11, 2006, affording stakeholders a further opportunity to provide comments.

The Royalty Bill proposes to impose a royalty payable to the State which, in the case of gold mining companies, would be 3% in respect of the gross sales value of unrefined gold and 1.5% in respect of the gross value of refined gold. Gold is regarded as refined once it is processed to at least 99.5% purity and, accordingly, most companies in the South African mining sector, including Gold Fields, are likely to pay the refined rate. The Royalty Bill envisages that the royalty will become payable from May 1, 2009.

There is uncertainty as to what further amendments will be made to the Royalty Bill. If adopted, in either its current or a further revised form, the Royalty Bill could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights—The Royalty Bill.”

Gold Fields’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

Gold Fields’ privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. Gold Fields has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on Gold Fields’ right to the properties to which the claims relate and, as a result, on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Land Claims.”

The Restitution of Land Rights Amendment Act, or the Amendment Act, became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation in certain limited circumstances. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of Gold Fields’ privately held land rights could not become subject to acquisition by the state without Gold Fields’ agreement, or that Gold Fields would be adequately compensated for the loss of its land rights, which could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Land Claims.”

Gold Fields’ operations in Ghana are subject to environmental regulations which could impose significant costs and burdens.

Gold Fields’ Ghana operation is subject to various environmental laws and regulations. The Ghanaian environmental protection laws require, among other things, that Gold Fields register with the Ghanaian environmental authorities, and obtain environmental permits and certificates for the Ghana operation.

Ghanaian mining companies are required by law to rehabilitate land disturbed as a result of their mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. Gold Fields funds these environmental rehabilitation costs in part by posting a reclamation bond to secure estimated costs of rehabilitation. Changes in the required method of calculation for these bonds or an unforeseen circumstance which produces unexpected costs may materially and adversely affect Gold Fields’ future environmental expenditures. See “Information on the Company—Regulatory and Environmental Matters—Ghana—Environmental.”

Gold Fields’ operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.

The Ghanaian health and safety regulations impose statutory duties on an owner of a mine to, among other things, take steps to ensure that the mine is managed and worked in a manner which provides for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken to ensure the safety and health of the mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the relevant authorities for securing the health and safety of persons working in or connected with the mine. A violation of the health and safety regulations or a failure to comply with the reasonable instructions of the relevant authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and, in the case of a violation of the regulations relating to health and safety, constitutes an offense under Ghanaian law. If Ghanaian health and safety authorities require Gold Fields to shut down all or a portion of its mines or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—Ghana—Health and Safety.”

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

Gold Fields’ mineral rights in Ghana are currently subject to regulations, and may become subject to new regulations, which could impose significant costs and burdens.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. Gold Fields’ mining leases for the Tarkwa property have not yet been ratified by the Ghanaian Parliament, as required by law. To the extent that failure to ratify these leases adversely affects their validity, there may be a material adverse effect on Gold Fields’ business, operating results and financial condition. In addition, the new Minerals and Mining Act, 2006 (Act 703), or the Minerals and Mining Act, was passed by the Ghanaian Parliament in fiscal 2006. The Minerals and Mining Act repealed the Minerals and Mining Law, 1986 (PNDCL 153) as amended, or the Minerals and Mining Law, although, as regards existing mineral rights, the Minerals and Mining Law continues to apply unless the minister responsible for mines provides otherwise by legislative instrument. Even if a mineral right is made subject to the Minerals and Mining Act, the Minerals and Mining Act provides that it shall not have the effect of increasing the holder’s costs, or financial burden, for a period of five years. However, if in the future new amendments or provisions are passed under the Minerals and Mining Act or new laws are passed which impose significant new costs or burdens on Gold Fields’ abilities to mine in Ghana or to obtain new mining leases for properties on which deposits are identified, this could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—Ghana—Mineral Rights.”

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

Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operation. Gold Fields makes provisions in its accounts for the estimated cost of environmental rehabilitation for its Australian mining properties. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds to secure the estimated costs. These bonds do not cover remediation for events that were unforeseen at the time the bond was taken. Changes in the required method of calculation for these bond amounts or an unforeseen circumstance which produces unexpected costs may materially and adversely affect future environmental expenditures. See “Information on the Company—Regulatory and Environmental Matters—Australia—Environmental.”

Gold Fields’ operations in Australia are subject to health and safety regulations which could impose significant costs and burdens.

The Western Australian Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, imposes a duty on a mine owner to provide and maintain a working environment which is safe for mine workers. The regulations prescribe specific measures to be taken and provide for inspectors to review the work site for hazards and violations of the health and safety laws. The Safety and Inspection Act was amended in April 2005 to provide, among other things, a new regime of penalties, broader powers for inspectors and new duties of care for employers. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and penalties (including imprisonment). If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—Australia—Health and Safety.”

Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites which could impose significant costs and burdens.

Certain of Gold Fields’ tenements are subject to native title claims, and there are Aboriginal heritage sites located on certain of Gold Fields’ tenements. Native title and Aboriginal legislation protect the rights of Aboriginals in relation to the land in certain circumstances. Other tenements may become subject to native title claims if Gold Fields seeks to expand or otherwise change its interest in rights to those tenements. Native title claims could require costly negotiations with the claimants or could affect Gold Fields’ access to or use of its tenements, and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Aboriginal heritage sites relate to distinct areas of land which have either ongoing ethnographic, archaeological or historic significance. Aboriginal heritage sites have been identified with respect to portions of some of Gold Fields’ Australian mining tenements. Additional Aboriginal heritage sites may be identified on the same or additional tenements. Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of, or new laws regarding, native title and Aboriginal heritage, which may result in a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—Australia—Land Claims.”

The Venezuelan government could take measures related to the conduct of business in general that could affect the Venezuelan economy and Gold Fields’ operations in Venezuela.

The Venezuelan government has exercised, and continues to exercise, significant influence over many aspects of the Venezuelan economy. For example, private oil companies doing business in Venezuela, as independent operators contracted by PDVSA under operation agreements, are now obligated to operate their same oil fields through companies called “mixed” companies, which are jointly owned by the private companies and PDVSA and over which PDVSA owns a majority interest. There can be no assurance that a similar regime will not be introduced for gold mining companies.

The Venezuelan government has also emphasized compliance with tax laws by implementing Plan Evasión Cero, or Zero Evasion Plan, a pro-active plan to review companies’ compliance with tax payments and formal obligations related to income taxes and value-added taxes. Under these reviews there has been an increase in the number of companies that have been subject to temporary business closures.

These and other regulations that have been enacted or may be enacted may have an adverse effect on Gold Fields’ business, operating results and financial condition either directly, or by adversely affecting the Venezuelan economy.

Gold Fields’ operations in Venezuela are subject to environmental regulations which could impose significant costs and burdens.

Gold Fields’ operations in Venezuela are subject to various environmental laws and regulations. The Venezuelan environmental laws and regulations require, among other things, that Gold Fields obtain environmental permits for exploration and exploitation from the Ministry of the Environment and Natural Resources. See “Information on the Company—Regulatory and Environmental Matters—Venezuela—Environmental.”

Venezuelan environmental regulations and the lease agreements for Gold Fields’ mining concessions require the posting of a bond issued by a local bank or insurance company, in order to guarantee the execution of the measures necessary for the restoration of the area and the reduction of the impact of mining activities on the environment during the exploration and exploitation phases of a project. Changes in the required method of calculation for these bonds or an unforeseen circumstance which produces unexpected costs may materially and adversely affect Gold Fields’ future environmental expenditure. In addition, lack of coordination between the Ministry of Mining and the Ministry of the Environment and Natural Resources has been known to cause undue delays in the granting of environmental permits. Should Gold Fields experience delays in obtaining necessary permits, it may suffer substantial burdens in undertaking planned exploration activities or mining operations.

Gold Fields’ operations in Venezuela are subject to health and safety regulations which could impose significant costs and burdens.

A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine and/or the imposition of costly compliance procedures and penalties (including onerous fines and criminal penalties such as imprisonment). If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, those measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In addition, on July 26, 2005, an amendment to the Organic Law of Prevention, Conditions and Work Environment was enacted in Venezuela, with the purpose of establishing institutions, rules and guidelines for policies and entities aimed at guaranteeing the safety, health and well-being of workers, regulating conditions for the promotion of a safe and healthy work environment, preventing work accidents and occupational diseases and regulating the rights and duties of workers and employers. This amendment establishes fines for violations of the relevant regulations and provides for incarceration of employers or their representatives from 8 to 10 years in case of death of a worker as a result of violation of regulations related to safety and healthy working conditions. See “Directors, Senior Management and Employees—Employees—Labor Relations—Health and Safety—Safety.”

Gold Fields’ mining rights in Venezuela are currently subject to regulation, and will become subject to new regulations, which could impose significant costs and restrictions.

The Venezuelan government traditionally has played a central role in the development of Venezuela’s mining industry. Venezuelan governmental actions have had in the past, and could have in the future, significant effects on the financial condition and results of operations of companies engaged in mining in Venezuela. Pursuant to the Decree Law of Mines of 1999, or the Decree Law of Mines, all mineral deposits are the property of the Venezuelan State. The Decree Law of Mines also regulates the assignment of mining rights, as well as the activities ancillary to mining such as transport, commerce and exports of minerals, requiring authorizations or registration for most of these activities.

Pursuant to regulations of the Venezuelan Central Bank, companies mining gold are currently allowed to export a maximum of 85% of their production. The remainder may be sold only to the Venezuelan Central Bank and/or to companies which are registered at the Ministry of Mining as merchants of gold, diamonds or precious metals.

The Venezuelan government is promoting a reform of the existing mining law with two stated main purposes: (i) in the short term, to assume control of inoperative mining concessions and (ii) in the medium term, to assume control of mining operations. The proposed model is similar to the new guidelines applied to the oil sector in the case of operational agreements whereby non-Venezuelan companies operating oil fields under contract to PDVSA have been obligated to convert their independent operation agreements into “mixed” companies where PDVSA owns a controlling equity interest. In the future, it is possible that private entities will only be allowed to participate in mining projects through mixed companies where the government has majority equity participation. Although the current draft law contains a grandfathering provision pursuant to which concessions that are in good standing will be allowed to continue until their natural expiration, there can be no assurance that the draft law will be enacted in its current form. Any change to the mining law that changes Gold Fields’ current rights to own and operate its mining concessions in Venezuela could have a material adverse effect on its business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—Venezuela—Mineral Rights.”

Gold Fields may not obtain the anticipated benefits of its proposed acquisition of the South Deep gold mine.

Gold Fields currently owns 34.7% of Western Areas Limited, or Western Areas, a South African company whose principal asset is a 50% interest in the South Deep gold mine, or South Deep. This stake includes 27 million Western Areas shares Gold Fields acquired from a subsidiary of JCI Limited, or JCI, on November 16, 2006 pursuant to an agreement entered into on September 11, 2006. Pursuant to the agreement, Gold Fields also entered into reciprocal put and call options to acquire additional Western Areas shares from subsidiaries of JCI which, if exercised, would increase Gold Fields’ ownership of Western Areas to approximately 41%. On October 30, 2006, Gold Fields commenced an offer, or the Offer, for all the outstanding shares of Western Areas it did not already own, other than those that were the subject of its agreements with JCI. Gold Fields has also agreed to acquire the remaining 50% interest in South Deep from a subsidiary of Barrick Gold Corporation, or Barrick. See “Information on the Company—Recent Developments—Acquisition of South Deep.” Gold Fields is acquiring South Deep because it believes South Deep is one of the most significant developing ore bodies in the world and that it makes commercial and operational sense for Gold Fields to own it and, in particular, if possible, to operate it as a single unit with Gold Fields’ adjacent Kloof operation. Gold Fields believes that portions of the South Deep orebody could be accessed using the Kloof infrastructure which could potentially increase the rate at which the South Deep orebody is mined, as well as reduce the unit cost of mining at both Kloof and South Deep. As yet, however, no detailed design work has been done and there can be no assurance that accessing South Deep via Kloof would result in tangible benefit. Furthermore South Deep has not yet reached its design production capacity and has not completed much of the underground infrastructure necessary for production at that design capacity. There remains significant risk that completing this infrastructure could take longer and cost more than is currently estimated, which according to Western Areas as of June 2006 was Rand 3.50 billion through the end of 2012, comprising Rand 1.27 billion for projects and Rand 2.23 billion for infrastructure. Moreover, there is no assurance that the planned infrastructure, when completed, will be adequate to support the design production capacity. In addition, one of South Deep’s two main shafts has been closed since May 2006 following damage caused by a falling skip and a fire that broke out on August 31, 2006, which has caused the temporary closure of portions of the mine. There can be no assurance that Gold Fields will not continue to encounter operational challenges and difficulties at South Deep that may require significant management time and/or expenditure to rectify. See “Information on the Company—Recent Developments—Acquisition of South Deep.”

Following completion of the acquisition of South Deep, Gold Fields intends to assess the implications of accessing the South Deep orebody utilizing the Kloof infrastructure and the integration of the two operations. This will involve a pre-feasibility study to assess the options available followed by a detailed feasibility study on the favored option. Gold Fields expects that implementation of the favored option, when determined, will be challenging and will require a significant amount of management time and financial resources. In addition, it may take longer and/or cost more than expected and difficulties relating to the implementation which Gold Fields did not anticipate may arise. Any of these events could have an adverse impact on Gold Fields’ business, results of operations and financial condition.

Western Areas’ financial situation is hampered by a derivative structure that requires it to sell a large portion of its share of the gold production of South Deep at prices substantially below recent spot prices for gold.

In 2001, Western Areas entered into a long-dated derivative structure in respect of gold production from South Deep. The derivative structure, which is based on a series of bought and sold options on Western Areas’ share of South Deep’s gold production, took effect in the last quarter of 2001 and expires in mid-2014. According to Western Areas, it will have to deliver approximately 90% of its share of the gold production into the derivative structure for 2006 and, at current gold spot prices, some 58% in 2007, thereby reducing the opportunity to capitalize on the spot gold price. Western Areas also reported that as of September 30, 2006, the fair value of the instruments constituting the derivatives structure was US$(360,483,116), using a gold spot price of $598.60 and an exchange rate of Rand 7.7643 per US$1.00. The premium payable for the options purchased by Western Areas as part of the derivative structure was US$250 million, payable at various pre-determined dates in the future. Western Areas reported that at September 30, 2006, the discounted value of the premium payable was US$139,630,503. Under the terms of the relevant options, a change of control of Western Areas without the consent of the option counterparties constitutes an event of default which may entitle the option counterparties to close out the positions. Therefore, if Gold Fields acquires control of Western Areas, the option counterparties could require Western Areas to immediately settle the outstanding options and pay the present value of the premium. In addition, Gold Fields understands that other circumstances may exist that would allow the option counterparties to close out the options. If the option counterparties elect to close out the options at a time when Western Areas is a subsidiary of Gold Fields, it could have an adverse effect on Gold Fields’ financial condition. Even if Western Areas is not required to immediately settle the outstanding options, it would receive only the option price for a significant portion of the production of South Deep and therefore

Gold Fields would not benefit from any higher gold spot price. See “Information on the Company—Recent Developments—Acquisition of South Deep.”

Gold Fields may complete the offer for Western Areas at a level of acceptances which does not allow a compulsory acquisition by Gold Fields of the remaining Western Areas shares.

Under South African law, if holders of nine-tenths or more of the Western Areas shares Gold Fields has offered to acquire under the Offer accept the Offer, Gold Fields is entitled to compulsorily acquire the remaining shares subject to the Offer. Gold Fields has not established a minimum level of acceptances in respect of Western Areas shares that must be achieved before it is obligated to acquire any shares in respect of which the Offer has been validly accepted. As a result, Gold Fields cannot be certain of obtaining in excess of nine-tenths of the Western Areas shares it has offered to acquire. If Gold Fields is unable to compulsorily acquire Western Areas shares in respect of which valid acceptances are not received, Western Areas may need to remain a separately listed company on the JSE Limited, or the JSE, subject to the obligations applicable to listed companies. In addition, the existence of minority shareholders at Western Areas may make it more difficult or expensive to raise capital to fund development of South Deep.

The acquisition of Western Areas and South Deep may expose Gold Fields to unknown liabilities and risks.

Prior to agreeing to acquire Barrick’s 50% interest in South Deep and commencing the Offer, Gold Fields was able to conduct due diligence only on South Deep. Since entering into the agreement with Barrick and commencing the Offer, Gold Fields has been conducting additional due diligence on both South Deep and Western Areas, but there can be no assurance that, after completion of the acquisition of Barrick’s interest in South Deep and consummation of the Offer, Gold Fields will not be subject to unknown liabilities of, and risks associated with, South Deep or Western Areas, including liabilities and risks that may become evident only after Gold Fields becomes involved in the operational management of South Deep.

Gold Fields has not independently confirmed the reliability of the South Deep or Western Areas information included in this annual report.

In respect of information relating to South Deep or Western Areas presented in this annual report, Gold Fields relied upon publicly available information, including information publicly filed by Western Areas with the JSE and certain due diligence materials supplied by Western Areas and Barrick. Although Gold Fields has no knowledge that would indicate that any statements contained in this annual report based upon that information and those materials are inaccurate, incomplete or untrue, Gold Fields was not involved in the preparation of the information and materials and has not had the opportunity to perform due diligence on them and, therefore, cannot verify the accuracy, completeness or truth of the information or materials or any failure by Western Areas or Barrick to disclose events that may have occurred, but that are unknown to Gold Fields, that may affect the significance or accuracy of any such information.

Compliance with internal controls procedures and evaluations and attestation requirements will require significant efforts and resources and may result in the identification of significant deficiencies or material weaknesses.

Beginning in the fiscal year ending June 30, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Gold Fields will be required to furnish a report by its management on its internal control over financial reporting. The report will contain, among other matters, an assessment of the effectiveness of Gold Fields’ internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not its internal control over financial reporting is effective. Gold Fields will also be required to have its independent auditors publicly disclose their conclusions regarding the evaluation. Gold Fields is establishing procedures in order to comply with Section 404 in the timeframe permitted and expects that establishing procedures and ensuring compliance with these requirements will be a substantial and time-consuming process. If Gold Fields fails to complete these procedures and the required evaluation in a timely manner, or if its independent auditors cannot attest to its evaluation in a timely manner, Gold Fields could be subject to regulatory review and penalties which may result in a loss of public confidence in its internal controls. In addition, Gold Fields may uncover significant deficiencies or material weaknesses in its internal controls. Measures taken to remedy these issues may require significant efforts, dedicated time and expenses, as well as the commitment of significant managerial resources. Each of these circumstances may have an impact on Gold Fields’ share price.

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

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of

South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors may face liquidity risk in trading Gold Fields’ ordinary shares on the JSE Limited.

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Gold Fields’ ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See “The Offer and Listing—The JSE Limited.”

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

Dividends or distributions with respect to Gold Fields’ ordinary shares have historically been paid in Rand. The U.S. dollar or other currency equivalent of any dividends or distributions with respect to Gold Fields’ ordinary shares will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. In the future, it is possible that there will be changes in South African exchange control regulations, such that dividends paid out of trading profits will no longer be freely transferable outside South Africa to shareholders who are not residents of the Common Monetary Area. See “Additional Information—South African Exchange Control Limitations Affecting Security Holders.”

Gold Fields’ ordinary shares are subject to dilution upon the exercise of Gold Fields’ outstanding share options and the Mvela Gold share exchange option.

As of October 31, 2006, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 495,505,475 ordinary shares were issued and outstanding. Gold Fields currently has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 25,071,013 ordinary shares. At their annual general meeting on November 17, 2005, Gold Fields’ shareholders approved two new securities option plans which will replace the two existing plans. The first allocation of shares under The Gold Fields Limited 2005 Share Plan was made in March 2006, when 430,500 performance vesting restricted shares were awarded. In November 2005, 33,000 restricted shares were awarded to the non-executive directors under The Gold Fields Limited 2005 Non-Executive Share Plan.

Gold Fields’ employees and directors had outstanding, as of November 15, 2006, options to purchase a total of 6,520,257 ordinary shares at exercise prices of between Rand 20.90 and Rand 154.65 that expire between December 24, 2006 and January 3, 2013 under The GF Management Incentive Scheme and 184,400 ordinary shares at exercise prices of between Rand 43.70 and Rand 110.03 that expire between February 6, 2007 and February 18, 2010 under The GF Non-Executive Director Share Plan. Gold Fields has outstanding, as of November 15, 2006, 952,275 share appreciation rights at a strike price of Rand 125.28, which expire on March 24, 2012, and 412,965 performance vesting restricted shares due to be settled on March 24, 2009, under The Gold Fields Limited 2005 Share Plan. As of the same date, Gold Fields had outstanding 33,000 restricted shares due to be settled on November 17, 2008 and 18,900 restricted shares due to be settled in November 2009, under The Gold Fields Limited 2005 Non-Executive Share Plan. Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises of these rights and any additional rights. See “Directors, Senior Management and Employees—The GF Management Incentive Scheme,” “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan,” “Directors, Senior Management and Employees—The GF Non-Executive Director Share Plan” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan.”

As part of the Mvelaphanda Transaction, Mvela Gold is obliged to subscribe for 15% of the share capital of GFI Mining South Africa (Proprietary) Ltd, or GFIMSA, a wholly-owned subsidiary of Gold Fields, upon repayment of the Mvela Loan. Under the Subscription and Share Exchange Agreement entered into in connection with the Mvelaphanda Transaction, for a period of one year after the subscription of the GFIMSA shares each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value, but numbering not less than 45,000,000 and not more than 55,000,000 Gold Fields ordinary shares, adjusted as necessary to reflect changes to Gold Fields’ capital structure and certain corporate activities of Gold Fields. Shareholders’ equity interests in Gold Fields will be diluted if Gold Fields or Mvela Gold requires the exchange of GFIMSA shares for Gold Fields shares. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.”

ITEM 4:
INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia, Venezuela and Peru. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields also has strategic interests in platinum group metal exploration. Gold Fields is currently the second largest gold producer in South Africa and one of the largest gold producers in the world, on the basis of annual production.

The majority of Gold Fields’ operations, based on gold production, are located in South Africa. It also owns the St. Ives and Agnew gold mining operations in Australia and has a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. In January 2006, Gold Fields acquired 92% of the voting securities (or 80.7% of the economic interest) of Gold Fields La Cima S.A. (formerly known as Sociedad Minera La Cima S.A.), or La Cima, the owner of the Cerro Corona Gold and Copper Project in Peru, or Cerro Corona Project, which it is in the process of developing for mining, and other mineral properties in the Cajamarca district in northern Peru. On November 21, 2005, Gold Fields entered into a Plan of Arrangement, which became effective on February 28, 2006, whereby it acquired all of the remaining securities it did not already hold of Bolivar Gold Corporation, or Bolivar, which operated (through various subsidiaries) the Choco 10 open pit gold mine in the El Callao gold district in the Bolivar state, Venezuela. Furthermore, Gold Fields also owns 100% of the Arctic Platinum Project, or the APP, in northern Finland, which is evaluating the economic potential of deposits of open pittable and underground platinum group metal mineralization. During April 2006, Gold Fields finalized an arrangement with North American Palladium Limited, or NAP, whereby NAP has an option to acquire up to 60% of the APP. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Australasia, China, Europe, North America and South America. See “—Exploration—Gold Fields’ Exploration Projects” and “—Recent Developments.”

On September 11, 2006, Gold Fields entered into an agreement with Barrick Gold Corporation, or Barrick, and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited, or Western Areas, each hold an interest of 50%. The Barrick Gold—Western Areas Joint Venture owns the developing South Deep gold mine, or South Deep, located in the Witwatersrand basin near Johannesburg. In conjunction with Gold Fields’ acquisition of Barrick’s stake in the Barrick Gold—Western Areas Joint Venture, Gold Fields is making an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Under the Offer, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares validly tendered into the Offer. In support of the Offer, Gold Fields, JCI Limited, or JCI, and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006, Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries in exchange for the issue to JCI of 9,450,000 Gold Fields shares. In addition, pursuant to the agreement, with effect from November 14, 2006, the JCI subsidiaries have granted Gold Fields call options, and Gold Fields granted the JCI subsidiaries put options, over a further 9.96 million Western Areas shares. See “—Recent Developments—Acquisition of South Deep” and “Operating and Financial Review and Prospects—Recent Developments—Acquisition of South Deep.”

Gold Fields’ operations include:

•       Driefontein Operation.   This operation consists of seven shaft systems and three gold plants in South Africa’s Northwest Province near Carletonville. Driefontein produced 1.150 million ounces of gold during the year ended June 30, 2006, accounting for approximately 28.2% of attributable gold production for Gold Fields in fiscal 2006. The operation employed approximately 16,700 people as of June 30, 2006, including approximately 1,600 working for outside contractors at the site. The Driefontein operation includes both underground mining and surface rock dump processing.

•       Kloof Operation.   This operation consists of five shaft systems and two gold plants in South Africa’s Gauteng Province, near the towns of Carletonville and Westonaria. Kloof produced 0.914 million ounces of gold during the year ended June 30, 2006, accounting for approximately 22.4% of attributable gold production for Gold Fields in fiscal 2006. The operation employed approximately 16,900 people as of June 30, 2006, including approximately 2,800 working for outside contractors at the site. The Kloof operation includes both underground mining and some surface rock dump processing.

•       Beatrix Operation.   This operation consists of four shaft systems and two gold plants in South Africa’s Free State Province near Welkom and Virginia. The Beatrix operation produced 0.596 million ounces of gold during the year ended June 30, 2006, accounting for approximately 14.6% of attributable gold production for Gold Fields in fiscal 2006. The operation employed approximately 11,500 people as of June 30, 2006, including approximately 1,300 working for outside contractors at the site. The Beatrix operation consists of both underground mining and some limited surface rock dump processing.

•       Ghana Operations.   These operations consist of: (1) the Tarkwa mine, which comprises several open pit operations with two heap leach recovery facilities and a SAG mill and CIL plant and (2) the Damang mine, which consists of a number of open pit operations with a CIL plant. Both mines are located in southwestern Ghana, about 300 and 360 kilometers by road west of Accra, respectively. During the year ended June 30, 2006, the Ghana operations produced 0.944 million ounces of gold (of which approximately 0.671 million ounces of gold were attributable to Gold Fields and the remainder to minority shareholders in the Ghana operations), accounting for approximately 16.5% of attributable gold production for Gold Fields in fiscal 2006. The operations had approximately 3,900 employees as of June 30, 2006, including approximately 2,000 working for outside contractors.

•       Australia Operations.   These operations consist of the St. Ives and Agnew mines. Both mines are located in the state of Western Australia, with St. Ives situated near Kambalda, straddling Lake Lefroy, and Agnew situated near Leinster. These two mines together produced 0.719 million ounces of gold during the year ended June 30, 2006, accounting for approximately 17.6% of attributable gold production for Gold Fields in fiscal 2006. St. Ives and Agnew had approximately 1,100 employees as of June 30, 2006, including approximately 700 working for outside contractors at the sites. St. Ives and Agnew conduct both underground and surface operations.

•       Venezuela Operation.   This operation consists of the Choco 10 mine, located in the El Callao district of Guayana, Venezuela. During the four-month period ended June 30, 2006 (the period of Gold Fields’ ownership in fiscal 2006), the Venezuela operation produced 0.025 million ounces of gold (of which 0.024 million ounces were attributable to Gold Fields), accounting for approximately 0.6% of attributable gold production for Gold Fields in fiscal 2006. The operation employed approximately 600 employees as of June 30, 2006, including approximately 150 working for outside contractors at the site. Choco 10 conducts open pit operations, including surface rock dump processing.

Based on the figures reported by Gold Fields’ mining operations, as of December 31, 2005, Gold Fields had attributable proven and probable reserves of approximately 63.1 million ounces of gold, as compared to the 62.8 million ounces reported as of June 30, 2005. In the year ended June 30, 2006, Gold Fields processed 49,366 million tons of ore and produced 4.348 million ounces of gold, of which 41,616 million tons and 4.074 million ounces were attributable to Gold Fields.

History

The company that is today Gold Fields was originally incorporated as East Driefontein Gold Mining Company Limited on May 3, 1968, and subsequently changed its name to Driefontein Consolidated Limited. The Gold Fields group holdings in South Africa evolved through a series of transactions, principally in 1998 and 1999.

With effect from January 1, 1998, a company formed on November 21, 1997 and referred to in this discussion as Original Gold Fields, acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited and New Wits Limited and certain other shareholders in the companies owning the assets and interests, including:

•       a 100% interest in Beatrix Mines Limited, or Beatrix, which in turn owned a 100% interest in Beatrix Mining Company Limited, or BMC, which owned the Beatrix mine;

•       a 37.3% interest in Driefontein Consolidated Limited, which owned the Driefontein operation;

•       a 100% interest in Kloof Gold Mining Company Limited, or Kloof, which owned the Kloof operation;

•       a 54.2% interest in St. Helena Gold Mines Limited, or St. Helena, which owned the St. Helena and Oryx mines;

•       a 100% interest in Gold Fields Guernsey Limited, or Gold Fields Guernsey (which was reincorporated and renamed Gold Fields Holdings Company (BVI) Limited, or Gold Fields BVI, in fiscal 2006), which indirectly owned a 70% interest in the Tarkwa mine (which was later increased to 71.1% due to the dilution of the other shareholders);

•       a 100% interest in Orogen Holding (BVI) Limited, or Orogen;

•       an effective 95% interest in Promotora Minera de Guayana (PMG) S.A., or PMG, which owns the Choco 10 mine; and

•       various exploration and other rights and assets.

The Driefontein, Kloof and Tarkwa interests were acquired from Gold Fields of South Africa Limited, while the Beatrix and St. Helena interests were originally acquired from Gencor Limited. New Wits Limited provided various mineral rights. Original Gold Fields then owned 100% of Driefontein Consolidated Limited.

With legal effect from January 1, 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFL Mining Services Limited) in a merger. For accounting purposes, Original Gold Fields was fully consolidated with effect from June 1, 1999. Although for legal purposes Driefontein Consolidated Limited acquired Original Gold Fields, for accounting purposes Original Gold Fields was considered the acquirer because Original Gold Fields’ shareholders obtained the larger interest in the enlarged company. Driefontein Consolidated Limited was renamed Gold Fields Limited on May 10, 1999, following the merger. For accounting purposes, the merger was treated as if it occurred on June 1, 1999.

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

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, involving the acquisition by Mvela Resources, through a wholly-owned subsidiary, of a 15% beneficial interest in the South African gold mining assets of Gold Fields, for cash consideration of R4,139 million. See “Operating and Financial Review and Prospects—Overview—Mvelaphanda Transaction.”

On January 12, 2006, Gold Fields acquired 92% of the voting securities (or 80.7% of the economic interest) of La Cima. La Cima owns the Cerro Corona Project and other mineral properties in the Cajamarca district in northern Peru.

On February 28, 2006, Gold Fields’ Plan of Arrangement with Bolivar became effective, whereby Gold Fields acquired all of the outstanding securities in Bolivar it did not already hold. Bolivar, through various subsidiaries, owned an effective 95% stake in and operated the Choco 10 open pit gold mine in the El Callao gold district in the Bolivar State, Venezuela. Bolivar commenced a dissolution process on February 28, 2006 and as a result, its subsidiaries and, hence, its effective stake in the Choco 10 operation, was distributed, effective that same day. These distributed subsidiaries are currently held by Gold Fields Netherlands Services B.V., which was formerly named Gold Fields Venezuela Holding B.V., a company incorporated in the Netherlands.

On March 24, 2006, Gold Fields finalized an arrangement with NAP, whereby Gold Fields granted NAP an option to acquire up to 60% of the APP in northern Finland. The arrangement became effective on April 13, 2006. Gold Fields currently owns 100% of the APP.

Gold Fields is a public company incorporated in South Africa, with a registered office located at 24 St. Andrews Road, Parktown 2193, South Africa, telephone number 011-27-11-644-2400.

Organizational Structure

Gold Fields is a holding company with its significant ownership interests organized as set forth below.

Group Structure(1)

(1)    Unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields Limited.

(2)    In fiscal 2006, Gold Fields Guernsey Limited and Gold Fields Ghana Holdings Limited changed their incorporation to the British Virgin Islands and their names to Gold Fields Holdings Company (BVI) Limited and Gold Fields Ghana (BVI) Limited, respectively.

(3)    In fiscal 2007, Gold Fields Venezuela Holding B.V. changed its name to Gold Fields Netherlands Services B.V.

•       South Africa.   Gold Fields’ interests in the Driefontein, Kloof and Beatrix operations are held through GFIMSA.

•       Ghana.   Gold Fields’ interests in the Tarkwa and Damang mines, which comprise the Ghana operations, are held through its 71.1% owned subsidiaries, Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso, respectively. The remaining interests in Gold Fields Ghana and Abosso are indirectly held by IAMGold Corporation, or IAMGold, which acquired an 18.9% beneficial interest previously held by Repadre Capital Corporation following a merger between the two companies on January 8, 2003, and the Government of Ghana, which holds a 10.0% interest, which the Government acquired as a free carried interest for no cost.

•       Australia.   Gold Fields’ interests in the St. Ives and Agnew mines are held through two wholly-owned Australian subsidiaries, St. Ives Gold Mining Company Pty Ltd. and Agnew Gold Mining Company Pty Ltd., which, in turn, are wholly-owned through intermediaries by Orogen.

•       Venezuela.   Gold Fields’ interest in the Choco 10 mine is held through PMG which is a joint venture between Ferrominera del Orinoco C.A., or FMO, a subsidiary of Corporación Venezolano de Guayana S.A., or CVG, and a Gold Fields’ wholly-owned subsidiary, Promotora Minera de Venezuela S.A., or Promiven. Gold Fields owns an effective 95% interest in PMG. The remaining 5% interest is in the process of being transferred to CVG Minerven, a subsidiary of CVG. See “—Venezuela Operation.”

•       Exploration Assets.   Gold Fields’ exploration assets are generally held by project companies in the jurisdiction where the exploration assets are located, which are, in turn, held through either Orogen or Gold Fields BVI. Orogen holds the APP through intermediaries.

Strategy

General

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and South America. Gold Fields also has reported gold and copper reserves at the Cerro Corona Project, a development project in Peru which is presently under construction. The gold industry has historically been highly fragmented and a trend has been underway to consolidate the industry through mergers and acquisitions.

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

•       growing Gold Fields by diversifying geographical, technical and product risk through acquiring and developing additional long-life assets. Starting in fiscal 2004, Gold Fields set a goal of achieving an additional 1.5 million ounces of annual gold production by the end of calendar 2009; and

•       securing the future of Gold Fields by earning and maintaining what Gold Fields calls its “license to operate” in those countries and regions in which it operates and by upholding strong principles of corporate governance. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located to deal with issues related to sustainable development.

Operational Excellence

Management believes that improved profitability at existing operations can be achieved by increasing mining rates, increasing mining quality and reducing costs. Management believes that significant opportunity exists to do this, specifically through:

•       increasing development rates at the South African operations to provide for ore reserve and mining flexibility;

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

•       reducing costs through improving controls over the consumption of materials used in the mines, implementing improved procurement practices and exploring opportunities for global and regional supply contracts; and

•       improving efficiencies and controls in areas such as people management, planned maintenance, transport and medical facilities.

Acquisitions and Exploration

Gold Fields is one of the largest producers of gold in the world, based on annual gold production. Gold Fields’ corporate development mandate is to grow as a world leader in developing and operating low-cost, long life precious metal mines. Gold Fields is sensitive to the fact that increased competition for acquisitions and higher gold prices are pushing asset prices to levels that threaten returns. The impact on returns has been exacerbated by higher input costs, particularly as significant increases in base metal prices has led to increased mining of base metals, which uses some of the same inputs as gold mining, and therefore has increased overall demand for those products.

For acquisitions of gold assets or companies outside South Africa, Gold Fields is at somewhat of a disadvantage to certain of its competitors, but this also has offsetting strengths. First, South African exchange control regulations limit Gold Fields’ ability to provide guarantees or borrow outside South Africa without express approval from the South African Reserve Bank, or the SARB. However, in his speech to Parliament towards the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium-term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. There have subsequently been further indications from the Ministry of Finance that it remains the government’s intention to gradually phase out the remaining exchange controls over time. Second, shares of South African companies tend to be viewed as a less attractive acquisition currency than shares of non-South African companies, despite the relaxation of exchange controls. On the other hand, Gold Fields has a strong balance sheet and low debt-to-equity ratio that diminishes the equity pricing disadvantage, and also has a skilled and effective corporate evaluation and acquisition team, and a sound track record in project development.

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

However, commodity hedges are sometimes undertaken on a project-specific basis as follows:

•       to protect cash flows at times of significant expenditure;

•       for specific debt servicing requirements; and

•       to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements. In addition, in connection with the acquisition of Western Areas, Gold Fields will be acquiring the Western Areas hedge book. See “—Recent Developments—Acquisition of South Deep.’’

Reserves of Gold Fields as of December 31, 2005

Methodology

While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the SEC’s industry guide number 7, only reserves at each of Gold Fields’ operations and exploration projects as of December 31, 2005 which qualify as reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “—Glossary of Mining Terms.” In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proven and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution and mine recovery factors.

Gold Fields reports reserves using cut-off grades (mainly for open pit operations) and paylimits to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. Cut-off grade is the grade that distinguishes the material within an orebody that is to be extracted and treated from the remaining material. The paylimit is the grade at which an orebody can be mined without profit or loss calculated using an appropriate gold or copper price and working costs, plus modifying factors. Modifying factors used to calculate the paylimit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “—Description of Mining Business—Productivity Initiatives.” Tonnage and grade includes some mineralization below the selected paylimit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

Although the acquisition of the Choco 10 mine by Gold Fields Limited was concluded after the December 31, 2005 reserve declaration date, the statement for the operation, as declared by external consultants as of January 28, 2005, net of mined depletion through December 31, 2005, is included for completeness.

The reserve figures are as of December 31, 2005, and reflect a change in Gold Fields’ reserve reporting cycle from June 30 to December 31 to fit in with Gold Fields’ strategic and operational planning cycle.

The estimation of reserves at the South African underground operations is based on surface drilling, underground drilling, surface three-dimensional reflection seismics, orebody facies, structural modeling, underground channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500 meter to 2,000 meter grid. Once underground access is available, drilling is undertaken on an approximately 30 meter by 60 meter grid. Underground channel sampling perpendicular to the reef is undertaken at three meter intervals in development areas and five meter intervals at stope faces. For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100 or 200 meter grid of diamond drilling and in certain areas a 12.5 meter to 25.0 meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20 meter to 80 meter grid of diamond drilling and in certain areas reverse circulation drilling.

At the Australian operations, the estimation of reserves for both underground and open pit operations is based on exploration, sampling and testing information gathered through appropriate techniques, primarily from drill holes and mine development. The locations of sample points are spaced closely enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 20 meters by 20 meters to 40 meters by 40 meters, although this may vary depending on the continuity of the orebody. Due to the variety and diversity of resources at St. Ives and Agnew, sample spacing may also vary depending on each particular ore type. For Choco 10 and the Cerro Corona Project, estimation is based on diamond drill and reverse circulation holes. The spacing of holes at Cerro Corona is generally around 50 meters, with some areas approximating a 25 meter grid. The drill spacing at Choco 10 is varied, depending on geological and grade continuity, with a general spacing of 50 meters by 25 meters to 25 meters by 25 meters.

Reserve Statement

As of December 31, 2005, Gold Fields had aggregate attributable proven and probable gold reserves of approximately 63.1 million ounces as set forth in the following table.

Gold ore reserve statement as of December 31, 2005(1)

	Tons	Proven reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 6 months ended December 31, 2005(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Underground
Driefontein (total)	27.6	7.8	6,938	59.0	8.1	15,400	86.6	8.0	22,338	517
Above infrastructure(3)	27.6	7.8	6,938	28.0	8.0	7,181	55.6	7.9	14,119	517
Below infrastructure(3)	—	—	—	31.0	8.2	8,219	31.0	8.2	8,219	—
Kloof (total)	14.7	9.7	4,547	29.3	10.1	9,518	44.0	10.0	14,065	463
Above infrastructure(3)	14.7	9.7	4,547	24.7	9.7	7,742	39.4	9.7	12,289	463
Below infrastructure(3)	—	—	—	4.6	12.0	1,776	4.6	12.0	1,776	—
Beatrix (total)	17.6	5.0	2,824	28.7	5.9	5,410	46.4	5.5	8,235	294
Above infrastructure(3)	17.6	5.0	2,824	28.7	5.9	5,410	46.4	5.5	8,235	294
Australia
St. Ives	0.2	6.1	38	5.7	5.3	976	5.9	5.4	1,014	124
Agnew	0.6	12.1	237	1.1	8.1	273	1.7	9.5	510	85
Total Underground	60.7	7.5	14,584	123.7	7.9	31,577	184.6	7.8	46,162	1,483
Surface (Rock Dumps)
Driefontein	—	—	—	7.9	1.1	278	7.9	1.1	278	62
Kloof	—	—	—	10.2	0.7	224	10.2	0.7	224	8
Beatrix	—	—	—	0	—	0	0	—	0	—
Surface (Production Stockpile)
Ghana
Tarkwa	4.1	0.7	87	—	—	—	4.1	0.7	87	—
Damang	6.0	1.2	232	—	—	—	6.0	1.2	232	—
Australia
St. Ives	6.9	1.2	255	—	—	—	6.9	1.2	255	—
Agnew	0.4	1.4	19	—	—	—	0.4	1.4	19	—
Surface (Open Pit)
Ghana
Tarkwa	127.1	1.3	5,411	120.2	1.2	4,758	247.2	1.3	10,169	242	(4)
Damang(5)	3.3	2.4	249	9.4	1.7	513	12.7	1.9	761	83	(4)
Australia
St. Ives(5)	1.7	2.6	145	12.9	1.9	792	14.7	2.0	938	121	(4)
Agnew(5)	0.6	2.5	47	2.0	3.1	197	2.5	3.0	243	32	(4)
Venezuela
Choco 10	2.0	3.2	202	17.8	1.7	972	19.8	1.8	1,175	—
Peru
Cerro Corona	22.0	1.2	816	57.0	1.0	1,761	79.1	1.0	2,578	—
Total Surface	174.1	1.3	7464	237.2	1.2	9,495	411.2	1.3	16,960	550
Total	234.8	2.9	22,048	361.0	3.5	41,072	595.9	3.3	63,122	2,033

Notes:

(1)           (a)   Quoted as mill delivered tons and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 97%; (2) Kloof 97%; (3) Beatrix 96%; (4) Tarkwa 95% for milling, 64% for heap leach; (5) Damang 90.9% to 93.5%; (6) St. Ives 85% to 95% for milling, 55% to 60% for heap leach; and (7) Agnew 93% to 95%. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.

(b)   For Driefontein, Kloof and Beatrix, a gold price of Rand 92,000 per kilogram ($400 per ounce at an exchange rate of Rand 7.15 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa and Damang operations and the Cerro Corona Project, ore reserve figures are based on an optimized pit at a gold price of $400 per ounce. For the Australian operations ore reserve figures are based on a gold price of A$560 per ounce ($400 per ounce at an exchange rate of A$1.40 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the three-year average, calculated on a monthly basis, of the London afternoon fixing price of gold.

(c)    For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple orebody styles and mining methodologies. The mine dilution factors are as follows: (i) Driefontein 24%; (ii) Kloof 22%; (iii) Beatrix 23%; (iv) Tarkwa 10%; (v) Damang 11% to 15%; (vi) St. Ives 16% to 18%; and (vii) Agnew 10% to 20%.

(d)   The mining recovery factor relates to the proportion or percentage of ore mined from the defined orebody at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area. This percentage reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 86.5%; (ii) Kloof 61%; (iii) Beatrix 65%; (iv) Tarkwa 95%; (v) Damang 91.6%; (vi) St. Ives 81%; and (vii) Agnew 96%.

(e)   The paylimit (South African operations) and cut-off grade (International operations) vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) Driefontein 1,520 cm.g/t; (ii) Kloof 1,500 cm.g/t; (iii) Beatrix 970 cm.g/t; (iv) Tarkwa 0.33 g/t for heap leach and 0.54 g/t for mill feed; (v) Damang 0.89 g/t for fresh ore and 0.59 g/t for oxide ore; (vi) St. Ives 0.8 g/t for heap leach, 1.0 g/t for mill feed—open pit, and 2.2—5.1 g/t for mill feed—underground; (vii) Agnew 0.71-0.89 g/t for mill feed—open pit, and 3.1—6.1 g/t for mill feed—underground.

(f)    Totals may not sum due to rounding. Where this occurs it is not deemed significant.

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

The following table sets forth the proven and probable copper reserves of the Cerro Corona Project as of December 31, 2005, that are attributable to Gold Fields.

Copper ore reserve statement as of December 31, 2005

	Tons	Proven Reserves Grade Cu	Cu	Tons	Probable Reserves Grade Cu	Cu	Tons	Total Reserves Grade Cu	Cu	Attributable Copper production in the 6 months ended December 31, 2005
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit) Peru
Cerro Corona	20.7	0.6	288	55.1	0.5	591	75.8	0.5	879	—

The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different from the gold price of $400 per ounce used to estimate Gold Fields’ attributable reserves of 63.1 million ounces of gold as of December 31, 2005 listed above, Gold Fields’ operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ reserves as of December 31, 2005 listed above, but applying different gold prices that are 10% above and below the $400 per ounce gold price used to estimate Gold Fields’ attributable reserves, the attributable gold reserves of Gold Fields’ operations would have been as follows:

	$360/oz		$400/oz	$440/oz
	(‘000 oz)
Driefontein(1)	14,127	(2)	22,616	22,723
Kloof(1)	10,629	(3)	14,289	15,723
Beatrix(1)	6,709		8,235	9,669
Tarkwa	8,779		10,256	12,816
Damang	880		994	1,050
St. Ives	1,908		2,207	2,386
Agnew	625		772	840
Cerro Corona	2,419		2,578	2,578	(4)
Total(1)(5)	46,076		61,947	67,785

Notes:

(1)           South African operations’ reserves include rock dumps.

(2)           Excludes Shaft No. 5 below infrastructure material that would not be economical to mine, and thus would not be a reserve, at this lower gold price.

(3)           Excludes revised Kloof Extension Area, or KEA, below infrastructure material that would not be economical to mine, and thus would not be a reserve, at this lower gold price.

(4)           The tailings management facility, or TMF, has a finite capacity of 90Mt and the ore reserves therefore cannot change once the TMF has been filled.

(5)           The sensitivity analyses are calculated as 10% above and below the base price in the local currency of the respective operation, with Ghana and Cerro Corona in US$, at an exchange rate of Rand 7.15 per $1.00 for the South African operations and A$1.40 per $1.00 for the Australian operation. Choco 10 was acquired by Gold Fields in early 2006, and, because equivalent sensitivities to those declared above were not available, they have been excluded from the above table.

The London afternoon fixing price for gold on November 15, 2006 was $617.75 per ounce.

Gold Fields’ attributable gold reserves increased from 62.8 million ounces at June 30, 2005 to 63.1 million ounces at December 31, 2005. This net increase, post-mining depletion, was primarily due to the inclusion of the Choco 10 mine.

The amount of copper mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of copper. At copper prices different from the copper price of $1.00 per pound used to estimate Gold Fields’ attributable copper reserves of 879 million pounds as of December 31, 2005 listed above, Gold Fields’ operations would have had significantly different copper reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ copper reserves as of December 31, 2005 listed above, but applying different copper prices that are 10% above and below the copper price of $1.00 per pound used to estimate Gold Fields’ attributable copper reserves, the attributable copper reserves of Gold Fields’ operations would have been as follows:

	$0.90/lb	$1.00/lb	$1.10/lb
	Copper (million lbs)
Cerro Corona	861	879	879	(1)

Note:

(1)           Under the current tailings dam design at the Cerro Corona Project, reserves would not respond to an upward movement of the copper price because of current capacity constraints at the tailings storage facility for the Cerro Corona Project.

Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Methodology.” Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, nor should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold or copper price or what Gold Fields’ reserves will be at any time in the future. See “Risk Factors—Gold Fields’ reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.”

Geology

The majority of Gold Fields’ gold production is derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. These properties include the Beatrix operation, the Driefontein operation and the Kloof operation. These mines are typical of the many Witwatersrand Basin operations, which together have produced over 1.3 billion ounces of gold over a period of more than 100 years.

The Witwatersrand Basin comprises a 6,000 meter vertical thickness of sedimentary rocks, extending laterally for some 300 kilometers northeast to southwest by some 100 kilometers northwest to southeast, generally dipping at shallow angles towards the center of the basin. The basin outcrops at its northern extent near Johannesburg but to the west, south and east it is overlaid by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Achaean in age, meaning the sedimentary rocks are of the order of 2.7 to 2.8 billion years old.

Gold mineralization occurs within laterally extensive quartz pebble conglomerate horizons called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralization structure, the gold fields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than two meters in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or doleritic composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

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

For a discussion of the geological features present at the Tarkwa, Damang, St. Ives, Agnew and Choco 10 mines, see the geology discussion contained in the description of each of those mines found below under “—Gold Fields’ Mining Operations—Tarkwa,” “—Gold Fields’ Mining Operations—Damang,” “—Gold Fields’ Mining Operations—St. Ives,” “—Gold Fields’ Mining Operations—Agnew” and “—Gold Fields’ Mining Operations—Choco 10.”

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

Mining

Gold Fields currently mines only gold, with silver as a by-product. As and when the Cerro Corona Project begins production, Gold Fields expects also to have copper as a by-product. The mining process can be divided into two principal activities: (1) developing access to the orebody; and (2) extracting the orebody once accessed. These two processes apply to both surface and underground mines.

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

Extracting the Orebody

Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis and broken ore is scraped into and down gullies to ore passes, where it is channeled to the crosscut below. The ore is then hauled by rail to shaft ore passes, where it is tipped into loading stations for hoisting to the surface. Mining methods employed at Gold Fields’ operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling. South African mining methods tend to be more labor intensive than the Australian operations.

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

Gold Fields has a two-stage mine planning process. Each operation compiles a life of mine, or LoM, plan during the first half of each fiscal year and a detailed two-year operational plan during the second half of each fiscal year, based on financial parameters issued to the operation by Gold Fields’ Operating Committee. See “Directors, Senior Management and Employees—Operating Committee.” The operational plan is presented to Gold Fields’ Board before the commencement of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 75 million (South Africa), A$15 million (Australia) and US$10 million (Ghana/Peru/Venezuela) are submitted to the full Board for approval.

The South African operations have implemented an integrated electronic reserve and resource information system, called IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short- and long-term planning and more timely identification of production shortfalls. Short-term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the LoM and the operational plan are issued to the operations from the head office and relevant survey and evaluation factors are determined in accordance with Gold Fields’ guidelines. Significant changes in the LoM plans may occur from year to year as a result of mining experience, new ore discoveries, changes in the ore reserve estimates, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices.

Processing

Gold Fields currently has 15 gold plants (seven in South Africa, four in Ghana, three in Australia and one in Venezuela) which treat ore to extract gold. A typical gold processing plant circuit includes two phases: comminution and treatment.

Comminution

Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Most of Gold Fields’ milling circuits utilize SAG milling where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a minimum size before proceeding to the treatment phase.

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

Productivity Initiatives

Gold Fields has undertaken a number of initiatives intended to increase productivity and cost efficiencies at its mines. These initiatives form part of the strategic objective of operational excellence and include:

•       Project 500:   This initiative was introduced in September 2003 in order to increase revenue and reduce costs. It was comprised of two sub-projects, namely:

•        Project 400, which was aimed at optimizing revenue by generating a further Rand 400 million per annum on a sustainable basis. This was to be achieved through a number of productivity initiatives focused on improving quality volumes, by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material. The objective was to increase mining volumes while maintaining yields as close as possible to life of mine reserve yields.

•        Project 100, which was a stores-based consumption project focused on achieving cost savings through improved standards and norms.

These projects have proved successful and led to additional projects, Project 100+ and Project Beyond.

•       Project 100+:   This initiative is focused on adding ongoing and sustainable cost savings at the South African operations. The objectives for 2006 were to improve efficiencies and controls in labor management, transport and maintenance spending and to improve employee wellness and working conditions. Current projects include a labor optimization project, a management project focusing on hot and cold water systems and an initiative to replace diesel operated locomotives with battery operated locomotives, all of which are expected to produce savings and other benefits in fiscal 2007. Additionally, Gold Fields expects the shutdown of pumping at Kloof’s Shaft No. 5 to continue to realize savings in fiscal 2007 and the Company is continuing to install equipment in furtherance of a pump efficiency monitoring initiative that Gold Fields plans to roll out in the second quarter of fiscal 2007.

•       Project Beyond:   This project, launched in May 2004, is a procurement supply initiative targeting savings of between R200 and R300 million per annum, over a three-year period. Continued integrated supply chain optimization during fiscal 2007 aims to deliver further value so as to offset the impact of general inflation, in spite of prevailing commodity price pressures, and will include specific focus on total cost of slurry and mud pumps, salvage reclaim optimization models, underground services risk mitigation models (i.e., selectively reducing higher risk outsource contracts), drill steel issue and refurbishment controls and total cost optimization and collaborative capital procurement.

•       Explosives:   This initiative originated from Project Beyond, with a focus on optimizing spending on explosives and increasing productivity through the improvement of blasting efficiencies. However, the scope of the initiative now includes review of the most appropriate and cost effective blasting products and methods. Gold Fields has formed strategic relationships with explosives and accessories suppliers to provide the operations with efficient blasting solutions. Gold Fields expects to realize benefits of this initiative in fiscal 2007.

•       Mine Design and Optimization:   Improved mine design and configuration focus on removing constraints, improving ventilation and lowering temperatures. In fiscal 2006, this initiative also focused on metallurgical plant modernization and obtaining further benefits from new technology systems like IRRIS.

•       Flexibility:   Together with improved mine design and configuration, this initiative to increase development rates at the South African operations is aimed at providing the cornerstone of greater ore reserve and mining flexibility.

•       Training:   Initiatives to improve the ability of employees to perform their work include both practical and theoretical aspects:

•        Practical:   Practical training initiatives include programs that are focused on improving skills for mining supervisors and rock drill operators and improving night shift cleaning as well as initiatives to improve team effectiveness.

•        Theoretical:   Theoretical training initiatives include implementation of e-learning to assist in the theoretical aspects of training, with an increased focus going forward on leadership and supervisory training.

Each operation has a program in place to motivate its employees towards the goals of increased productivity and operational excellence, which is reinforced by a recognition and reward program. Gold Fields is committed to encouraging motivation and increased ability within the workforce to ensure healthy employees committed to Gold Fields and productivity improvement.

Refining and Marketing

Gold Fields has appointed Rand Refinery Limited, or Rand Refinery, to refine all of Gold Fields’ South African produced gold. Rand Refinery is a private company in which Gold Fields holds a 33.1% interest, with the remaining interests held by other South African gold producers.

On June 1, 2004 Gold Fields exercised its right under its agreement with Rand Refinery to sell all of Gold Fields’ gold production from its South African operations, with effect from October 1, 2004. Prior to that time, Rand Refinery was the exclusive agent to sell Gold Fields’ South African produced gold, and Gold Fields’ treasury was appointed by Rand Refinery to act as its agent with respect to the sale of 50% of such gold to international customers. Under the new arrangement, Rand Refinery advises Gold Fields from time to time on the amount of gold available for sale. Gold Fields sells the gold at the London afternoon fixing price for the day if it is so advised. Within two business days after receipt of this advice, Gold Fields deposits an amount in U.S. dollars equal to the value of the gold sold into Rand Refinery’s nominated U.S. dollar account. On the date of the deposit, Rand Refinery, in turn, deducts any refining and administrative charges payable by Gold Fields relating to such amount of gold, and deposits the balance of the money into the nominated U.S. dollar account of Gold Fields. Gold Fields pays Rand Refinery an amount for administrative services associated with delivery of the refined gold of $0.05 per troy ounce of gold and a refining fee of $0.32 per troy ounce of gold received by Rand Refinery.

All gold produced by Gold Fields at the Tarkwa and Damang mines is refined by Rand Refinery pursuant to two non-exclusive agreements entered into in October 2004 between Rand Refinery and Gold Fields Ghana, and between Rand Refinery and Abosso. Under these agreements, Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Under these agreements, Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of delivery. Rand Refinery receives refining fees of $0.33 per ounce of gold received, and a realization fee equal to $0.16 per ounce of gold refined. Each of these agreements continues until either party terminates it upon 90 days’ written notice.

In Australia, all gold produced by St. Ives and Agnew is refined by AGR Joint Venture, which is tradenamed Australian Gold Refineries, or AGR Matthey. The AGR Joint Venture is a partnership between Australian Gold Pty Ltd and WA Mint, which is trade named Perth Mint. Under an agreement which became effective on September 1, 2002 and was amended on September 1, 2005 among St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Matthey, AGR Matthey refines the gold produced by St. Ives and Agnew for a refining fee of A$0.38 per ounce of gold, which is scheduled to further increase to A$0.44 per ounce of gold from January 1, 2007, plus a transportation fee. The transportation fee is calculated as A$0.096 per ounce plus fixed fees per shipment. AGR Matthey retains 0.1% of the gold and 1.0% of any silver it refines to cover losses in the refining process. AGR Matthey collects the gold from St. Ives and Agnew, refines it and credits the gold to the relevant metals account held by St. Ives and Agnew with AGR Matthey. St. Ives and Agnew then inform the Gold Fields corporate office in Johannesburg of the amount available for sale in Perth, Australia. After confirming the relevant amount with AGR Matthey, Gold Fields either sells the gold directly to AGR Matthey at the London afternoon fixing price less $0.10 per ounce or it swaps the gold into London at a fee of $0.27 per ounce, which means that AGR Matthey provides gold in London for sale by Gold Fields in an amount equal to the gold from St. Ives and Agnew located in Perth. In the case of a location swap, AGR Matthey is instructed to credit St. Ives’ or Agnew’s metal account held with Deutsche Bank, London. Once the gold is sold to a third party, Deutsche Bank, London is instructed by Gold Fields to deliver the gold to the relevant counterparty bank. This agreement continues indefinitely until terminated by either party upon 90 days’ written notice.

In Venezuela, a minimum of 15% of the gold produced must be sold locally. Currently, Gold Fields sells gold locally to a small group of local buyers. These buyers pay in advance of collection of the gold at a price based on the London afternoon fixing price on the day the transaction is negotiated. Actual delivery takes place approximately four days later, once the proceeds have been deposited in Gold

Fields’ bank account. The price for the transaction is converted to Bolivars at the official exchange rate of 2,150 Bolivars per dollar and payment is made in Bolivars at this rate, less a discount which is currently a maximum of 3% and which is subject to negotiation with each purchaser. On June 17, 2005, PMG entered into a Gold Supply Agreement with International Gold and Silver B.V., or IGSBV, a Dutch Gold Fields-related company, for the sale or delivery as payment in kind of all the gold produced in Choco 10, up to a maximum aggregate annual amount of 200,000 ounces of gold. Under the Venezuelan exchange control system, proceeds of sales under this agreement must be repatriated to Venezuela and converted to Bolivars at the official exchange rate of 2,150 Bolivars per U.S. dollar within six months. See “—Regulatory and Environmental Matters—Venezuela—Exchange Controls.” In turn, IGSBV entered into a contract as of August 15, 2005, with MKS Finance S.A., or MKS, in Switzerland for the refining and purchase of exported gold. Under this agreement, Gold Fields is able to sell the gold to MKS, or arrange for it to be sold to a third party. If it sells to MKS, the price is agreed between Gold Fields and MKS as the spot price, the London AM or PM fixing price or any other agreed price on the so-called outturn date, which is normally the fourth or fifth day after the unrefined gold is delivered to the refinery. Gold Fields has the right to elect to receive a provisional payment of up to 95% of the estimated value of the gold one working day after receipt of the unrefined gold at the refinery. In that event, MKS is entitled to charge interest on the prepayment amount until the outturn date and the final payment is made based on the spot rate on the outturn date. The refining fee or treatment charge is either $0.49 per ounce or $0.44 per ounce, depending on the gold content of the material being refined, and Gold Fields may also pay transportation costs depending on where the gold is delivered to MKS. The agreement expires on September 30, 2007 and will be automatically renewed for a period of 24 months unless either party gives at least one month’s notice that it wishes to terminate the agreement on its expiration date.

Gold Fields supports and participates in the gold marketing activities of the World Gold Council, or WGC, and contributes $1.75 per ounce of the gold it produces in South Africa and Australia and $1.75 per ounce of its attributable production from Tarkwa to the WGC in support of its activities.

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

Gold Fields’ Mining Operations

Gold Fields conducts underground mining operations at each site except Tarkwa, Damang and Choco 10 and conducts some processing of surface rock dump material at Driefontein, Kloof and Beatrix. Tarkwa, Damang and Choco 10 are open pit mines and also process material from production stockpiles. St. Ives and Agnew together include underground and open pit operations and also process material from production stockpiles.

Total Operations

The following chart details the operating and production results for each of fiscal 2004, 2005 and 2006 for all operations owned by Gold Fields as of the end of that fiscal year.

	Year ended June 30,
Production	2004	2005	2006
Tons (‘000)	46,028	47,880	49,366
Recovered grade (g/t)	3.0	2.9	2.7
Gold produced (‘000 oz)(1)	4,406	4,488	4,348
Results of operations ($million)
Revenues	1,706.2	1,893.1	2,282.0
Total production costs(2)	1,538.3	1,764.0	1,860.6
Total cash costs(3)	1,332.5	1,483.3	1,590.6
Cash profit(4)	373.7	409.8	691.4
Cost per ounce of gold ($)
Total production costs	349	393	428
Total cash costs	302	331	366

Notes:

(1)           In fiscal 2004, 4.158 million ounces were attributable to Gold Fields, in fiscal 2005, 4.221 million ounces were attributable to Gold Fields and in fiscal 2006, 4.074 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation during fiscal 2004 and 2005 and attributable to minority shareholders in both the Ghana and Venezuela operations in fiscal 2006.

(2)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(4)           Cash profit represents revenues less total cash costs.

Underground Operations

The following chart details the operating and production results for fiscal 2004, 2005 and 2006 for all operations owned by Gold Fields as of June 30, 2006. The underground operations include all of the mines in the South African operations and the underground portions of the mines in the Australian operation.

	Year ended June 30,
Production	2004	2005	2006
Tons (‘000)	13,231	13,807	12,831
Recovered grade (g/t)	7.0	7.1	7.1
Gold produced (‘000 oz)	2,982	3,172	2,915
Results of operations ($ million)
Revenues	1,153.4	1,336.4	1,526.1
Total production costs(1)	1,139.6	1,340.3	1,298.8
Total cash costs(2)	996.6	1,133.8	1,117.7
Cash profit(3)	156.8	202.6	408.4
Cost per ounce of gold ($)
Total production costs	382	423	446
Total cash costs	334	357	383

Notes:

(1)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(2)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           Cash profit represents revenues less total cash costs.

Tons milled from the underground operations decreased from 13.8 million tons in fiscal 2005 to 12.8 million tons in fiscal 2006. At the South African operations, the decrease was mainly due to the effect of a week long strike in August 2005 and mining inflexibility at Kloof. The majority of the decrease from the rest of the operations came from St. Ives, which mined only remnants from the previously prolific Junction mine in fiscal 2006, due to its depletion. The amount of gold produced from underground operations decreased from 3.172 million ounces in fiscal 2005 to 2.915 ounces in fiscal 2006. The average yield remained constant at 7.1 grams per ton.

Surface Operations

The following chart details the operating and production results for the fiscal year for all surface operations owned by Gold Fields as of June 30, 2006. Surface operations include all of the mines in the Ghana and Venezuela operations, the open pit portions of the mines in the Australian operation and the surface rock dump material at the mines in the South African operation.

	Year ended June 30,
Production	2004	2005	2006
Tons (‘000)	32,797	34,073	36,535
Recovered grade (g/t)	1.4	1.2	1.2
Gold produced (‘000 oz)(1)	1,424	1,316	1,433
Results of operations ($ million)
Revenues	552.8	556.7	755.9
Total production costs(2)	398.7	424.7	561.8
Total cash costs(3)	335.9	349.5	472.9
Cash profit(4)	216.9	207.2	283.0
Cost per ounce of gold ($)
Total production costs	280	323	292
Total cash costs	236	265	330

Notes:

(1)           In fiscal 2004, 1.176 million ounces were attributable to Gold Fields, in fiscal 2005, 1.049 million ounces were attributable to Gold Fields, and in fiscal 2006, 1.162 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations during fiscal 2004 and 2005 and attributable to both the Ghana and Venezuela operations in fiscal 2006.

(2)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(4)           Cash profit represents revenues less total cash costs.

Tons milled from the surface operations increased from 34.1 million tons in fiscal 2005 to 36.5 million tons in fiscal 2006, primarily because of increased production from the Ghana operations and St. Ives, which replaced reduced underground volume with surface volume, and the tons gained from the newly acquired Choco 10 mine.

Driefontein Operation

Introduction

The Driefontein gold mine is located in the Northwest Province of South Africa in the Far West Rand mining district, some 70 kilometers southwest of Johannesburg. Driefontein operates under a mining authorization with a total area of approximately 8,600 hectares. It is an underground mine with nominal surface reserves represented by rock dumps that have been accumulated through the operating history of the mine. Driefontein has seven operating shaft systems and three metallurgical plants and operates at depths of between 700 meters and 3,420 meters. The Driefontein operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the year ended June 30, 2006, it produced 1.15 million ounces of gold. As of June 30, 2006, Driefontein had approximately 16,700 employees, including approximately 1,600 employed by outside contractors.

History

Driefontein was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines. Gold mining began at Driefontein in 1952.

Geology

Driefontein is located in the West Wits Line that forms part of the Far West Rand of the Witwatersrand Basin. The operation is divided into an Eastern Section and a Western Section, separated by a bank anticline and associated faulting. Gold mineralization at Driefontein is contained within three reef horizons. The Carbon Leader Reef, or Carbon Leader, the Ventersdorp Contact Reef, or VCR, and the Middelvlei Reef, or MVR, occur at depths of between 500 meters and 4,000 meters. Stratigraphically, the Carbon Leader is situated 40 to 70 meters below the VCR and MVR and is a generally high-grade reef comprising different facies and dips to the south at approximately 25 degrees. The Carbon Leader subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The MVR is a secondary reef, situated approximately 50 meters above the Carbon Leader, and, at present, it is a minor contributor to reserves and production. The average gold grades vary with lithofacies changes in all of the reefs.

Mining

The Driefontein operation is engaged in both underground and surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” Due to the operating depths and extensive mined out areas, seismicity and the damage caused by seismicity are serious safety and productivity issues at Driefontein. The serious injury frequency rate for fiscal 2005 and fiscal 2006 remained constant at 7.4 serious injuries for every million hours worked. The serious injury rate for fiscal 2004 was 7.3 serious injuries for every million hours worked. In fiscal 2006, the fatal injury frequency rate increased to 0.33 fatalities for every million hours worked, as compared to 0.17 in fiscal 2005. The fatal injury rate for fiscal 2004 was 0.28 for every million hours worked.

The primary safety challenges facing the Driefontein underground operation include falls of ground, seismicity, flammable gas, water intrusion and rock temperatures. Water intrusion is dealt with through drilling, cementation sealing techniques and an extensive water-pumping network. Also, because rock temperatures tend to increase with depth, Driefontein requires an extensive cooling infrastructure to maintain comfortable conditions for workers. Driefontein experienced underground fires in fiscal 2004, 2005 and 2006. In fiscal 2006, there were six fires but, although the fires were disruptive because areas affected had to be closed while damage was assessed and remedied, they did not have a significant effect on production levels at Driefontein.

During the 2006 fiscal year, Driefontein suffered several seismic events, which resulted in four workers losing their lives. Driefontein also experienced several seismic events in fiscal 2005, which resulted in a total of five workers losing their lives. Driefontein is seeking to reduce seismicity problems through using a combination of closely spaced dip pillar mining techniques, the introduction of centralized blasting in areas where the density of mining activities requires a controlled blast and using plant tailings as backfill support to stabilize the working areas. In addition, pre-conditioning, which alters the stress profile immediately ahead of the mining face, is used where required, to reduce the chance of face ejection. In total during fiscal 2006, there were 15 fatalities at Driefontein due to seismicity, falls of ground and hauling accidents. In the first quarter of fiscal 2007, there were two fatalities at Driefontein, due to a gravity fall of ground and a falling accident. Although some of the areas affected by the seismicity in fiscal 2006 and 2005 and to date in fiscal 2007 were temporarily closed, Driefontein did not experience material work stoppages in connection with the events.

In fiscal 2006, production was affected by industrial action at Driefontein due to a national strike in August 2005 and one national “stay away” day. In addition, production was affected by the declaration of a new public holiday, National Election Day, on March 1, 2006. See “Directors, Senior Management and Employees—Labor Relations—South Africa.”

Driefontein is currently in the process of aligning various initiatives in order to improve operational excellence. These initiatives focus on improving mining efficiencies, including labor efficiencies, through the introduction of advanced technology in the mines such as electric drilling machines, the optimization of underground transportation and tramming, electricity management and building high performance work teams.

In the northern, older portions of Driefontein, which include Shaft Nos. 2, 6, 7 and 8, production is focused on remnant pillar extraction and accessing and mining the secondary reef horizons. In the southern, newer portions of the mine, which include Shaft Nos. 1, 4 and 5, the focus is on scattered or longwall mining. Newer shafts in this southern portion, particularly those at the deepest levels of the mine, employ the closely spaced dip pillar mining method. This method provides additional mining flexibility. The scattered mining method is not practiced at depth.

During fiscal 2006, Driefontein produced approximately 1.0 million ounces of gold from underground operations, which was slightly less than planned. The shortfall was largely due to seismicity and a lack of mineable face length at Shaft Nos. 4 and 6. For the same period, Driefontein did not meet its development targets at Shaft Nos. 1 and 4, mainly due to seismicity. Driefontein’s productivity improvement strategies were severely hampered by unavailable labor and industrial action, which led to lost days, as well as unexpected levels of worker absence, which caused challenges in managing the mining process. In response, Driefontein initiated an intensive program to focus on daily labor absence problems.

Although mining at Shaft No. 10 ceased in fiscal 2004, the shaft is still used as a pumping shaft and Gold Fields continues to monitor market conditions to assess the economic viability of recommencing mining at this shaft. No shafts have been closed at Driefontein since fiscal 2004 and in fiscal 2006 no new shafts were opened.

In fiscal 2005, Gold Fields began a drilling program, or Depth Extension Project, to confirm grades and orebody structure of the below-infrastructure Carbon Leader reserves at Shaft No. 5. In fiscal 2006, drilling proceeded at a rate slower than planned, with delays caused by various intersections of flammable gas. In the same period, optimization studies on the Depth Extension Project prompted the undertaking and completion of a feasibility study on a deepening project at Shaft No. 9, which is expected to access the same below-infrastructure Carbon Leader reserves. As a result of this study, the drilling program was relocated to the Shaft No. 9 area, where it will be used to confirm geological structure and grades in the immediate vicinity of the No. 9 sub-vertical shaft barrel. Drilling in this area is expected to be completed in fiscal 2007.

Regarding Driefontein’s surface operations, the plant clean-up operations which were undertaken from fiscal 2004 to 2006 are now complete. Surface operations are now confined exclusively to the processing of low grade surface material. The biggest risk facing the surface operations is the decrease in grade of the remaining dumps. In order to manage this risk, the grade of the rock dumps is monitored on a daily basis and the mining method can cater for screening (upgrading) if the grade drops below the required cut-off grade. This process reduces the tonnage that will be available for processing. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. Driefontein has a risk management system in place that guides the mining of the rock dumps to minimize these risks.

Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,
Production	2004	2005	2006
Tons (‘000)	6,438	6,694	6,867
Recovered grade (g/t)	5.5	5.4	5.2
Gold produced (‘000 oz)	1,141	1,163	1,150
Results of operations ($ million)
Revenues	440.4	489.7	599.9
Total production costs(1)	405.6	442.3	467.6
Total cash costs(2)	354.5	383.6	408.5
Cash profit(3)	85.9	106.1	191.4
Cost per ounce of gold ($)
Total production costs	355	380	407
Total cash costs	311	330	355

Notes:

(1)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(2)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           Cash profit represents revenues less total cash costs.

The increase in tonnage from fiscal 2005 to 2006 was primarily due to an increase in stope width, as a result of which more ore was mined, and an increase in tons from surface operations. Gold production decreased slightly due to a decrease in recovered grade. Gold Fields experienced an increase in total cash costs and total production costs per ounce of gold from fiscal 2005 to fiscal 2006 at Driefontein, mainly due to an increase in labor costs.

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

Output quality of the Driefontein orebody decreased over the course of fiscal 2006 primarily due to lower production levels at the high grade Shaft No. 4, while, across the other shafts at Driefontein, output quality remained consistent with the grade qualities in fiscal 2005. Output quality of the Driefontein orebody improved over the course of fiscal 2005 largely as a result of the ongoing strategy to switch to mining higher grades.

The total shaft hoisting capacity of Driefontein is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 8	96,000
No. 6	118,000
No. 7	190,000
No. 1	155,000
No. 2	185,000
No. 4	180,000
No. 5	175,000
No. 10	121,000

Assuming that Gold Fields does not increase or decrease reserve estimates at Driefontein and that there are no changes to the current mine plan at Driefontein, Driefontein’s December 31, 2005 proven and probable reserves of 22.6 million ounces of gold will be sufficient to maintain production through approximately fiscal 2033. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which thus could materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2006, for each of the plants at Driefontein:

Processing Techniques
Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(2)	Average milled for the year ended June 30, 2006	Approximate recovery factor for the year ended June 30, 2006(3)
				(tons/month)	(tons/month)
No. 1 Plant	1972	SAG milling	CIP treatment and electrowinning	240,000	230,420	97%
No. 2 Plant	1964	SAG/ball milling	CIP treatment(4)	240,000 (5)	215,478	95%
No. 3 Plant	1998	SAG milling	CIP treatment(4)	115,000	126,311	93%

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

(4)           After CIP treatment, electrowinning occurs at No. 1 Plant.

(5)           Capacity was increased from 200,000 tons per month to 240,000 tons per month during fiscal 2003.

No. 1 Plant was upgraded in fiscal 2004 with the installation of a new comminution circuit and the installation of a CIP treatment facility. Gold Fields is currently working on an optimization program at this plant to improve throughput. No. 2 Plant was converted to a SAG/ball milling circuit in fiscal 2003.

In fiscal 2006, the Driefontein plants collectively extracted approximately 96.5% of the gold contained in ore delivered for processing.

Capital Expenditure

Gold Fields spent approximately Rand 250 million on capital expenditure at the Driefontein operation in fiscal 2006, primarily on completion of main pumping and backfill arrangements, together with the commencement of new ore handling arrangements at Shaft No. 1, the underground cooling plant at Shaft No. 5 and the shaft pillar extraction at Shaft No. 4. Gold Fields has budgeted approximately Rand 300 million of capital expenditure at Driefontein for fiscal 2007, principally for the completion of the Shaft No. 1 pumping infrastructure, the completion of the refrigeration remote cooling units at the boundary of Shaft No. 5 and other projects, including technical works at the plants.

Kloof Operation

Introduction

Kloof is situated approximately 60 kilometers west of Johannesburg, near the towns of Carletonville and Westonaria in the Gauteng Province of South Africa. The Kloof mine operates under a mining lease covering a total area of approximately 20,100 hectares. It is principally an underground operation, with a limited amount of surface rock dump material being processed. Kloof currently has five operating shaft systems serviced by two metallurgical plants. Kloof is an intermediate and deep-level mine, with operating depths between 1,300 meters and 3,500 meters below surface. The Kloof operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2006, it produced 0.914 million ounces of gold. As of June 30, 2006, Kloof had approximately 16,900 employees, including approximately 2,800 who were employed by outside contractors.

History

Kloof’s present scope of operations is the result of the consolidation of the Kloof, Libanon, Leeudoorn and Venterspost mines. Gold mining began in the area now covered by these operations in 1934.

Geology

The majority of production at Kloof is from the VCR, which occurs at depths between 1,300 meters and 3,500 meters below surface. The VCR is a tabular orebody that has a general northeast-southwest strike and dips to the southeast at between 20 and 45 degrees. The MVR is classified as Kloof’s secondary reef and minor production volumes are also delivered from the Kloof Reef, or KR, and Libanon Reef, or LR.

Kloof lies between the Bank Fault to the west, and the north trending West Rand Fault to the east. The latter truncates the VCR along the eastern boundary of the mine, with a 1 to 1.5 kilometer up throw to the east. Normal faults are developed sub-parallel to the westerly dipping West Rand Fault, with sympathetic north-northeast trending dykes that show little to no apparent offset of the stratigraphy. A conjugate set of faults and dykes occurs on a west-southwest trend, with throws of 1 to 15 meters. Structures that offset the VCR increase in frequency towards the southern portion of the mine as the Bank Fault is approached.

Mining

The Kloof operation is engaged in underground mining, and is thus subject to all of the underground risks discussed in “Risk Factors.” The primary challenge facing the Kloof operation is seismicity, and to a lesser extent flammable gas. Gold Fields seeks to reduce the impact of seismicity at Kloof by using the closely spaced dip pillar mining method. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Also, as with Driefontein, Kloof requires extensive cooling infrastructure to maintain comfortable conditions for workers due to the extreme depth of its operations. The serious injury frequency rate at Kloof in fiscal 2006, 2005 and 2004 was 8.3, 7.9 and 9.9 injuries per million hours worked, respectively. The fatality frequency rate in fiscal 2006, 2005 and 2004 was 0.37, 0.28 and 0.41 fatalities per million hours worked, respectively.

Sixteen workers lost their lives at Kloof in fiscal 2006, as compared to the mine’s 12 fatalities in fiscal 2005, primarily due to falls of ground and seismicity, but also as a result of a mud rush, an underground fire, falling material and a shaft conveyance accident. In the first quarter of fiscal 2007, there were five fatalities at Kloof, four due to gravity falls of ground and one due to seismicity. Management has reviewed this increase in injury frequency rates during fiscal 2006 and as a consequence has intensified its campaign on safety at Kloof mine through its safety and development programs, including the Kloof Eyethu team development program and the Snakes safety campaign. These are team development programs that focus on the aspects pertaining to employee behavior that will impact positively on the operational performance, in terms of safety and productivity. Additionally, Kloof achieved one million fatality-free shifts in the fourth quarter of fiscal 2006 and Shaft Nos. 4 and 7 each achieved one million fatality-free shifts as well.

In the first part of the 2006 fiscal year, some of Kloof’s planned production targets faced challenges. For example, in August, employees worked fewer shifts because of wage-related industrial action, and there was a slow return to standard production levels thereafter. In addition to the national strikes, further work stoppages at Kloof in fiscal 2006 were related to the National Election Day on March 1, 2006, two national “stay away” days and a dispute relating to the Christmas break, which resulted in one day’s production being lost before Christmas and a slow start up for the week after the Christmas break. There were no other interruptions to production due to operational causes in fiscal 2006, although production was affected by the new public holiday, National Election Day, on March 1, 2006. See “Directors, Senior Management and Employees—Labor Relations—South Africa.”

The first two quarters’ grades were lower than anticipated because of changes in the topography of the VCR, primarily in the eastern parts of the mine. As a result, grade management is increasingly focused on capturing the variability of the VCR model. During fiscal 2006, Kloof processed 61% less surface rock dump material and 7% less underground tonnage than in fiscal 2005. The recovered grade improved by 13% as a result of the reduced lower grade surface rock dump material. The net effect of the above was a decrease of 12% in gold production from fiscal 2005 to fiscal 2006.

The current preferred mining method at Kloof is closely spaced dip pillar mining, with limited application of longwalling and remnant pillar mining in the mature areas. Shaft Nos. 1, 3, 4 and 7 provide the main centers of current production at Kloof.

Development and shaft infrastructure work for the extraction of the high-grade pillar at Shaft No. 1 commenced in July 2004 and is expected to be completed in May 2015. An underground fire at the lower portions of this shaft in the fourth quarter of fiscal 2006 resulted in a loss of 68 kilograms of gold. Shaft No. 3 resorted to selective mining during the year due to the high grade VCR terrace returned as low grade VCR slope reef. As a result, the overall mining extraction on the VCR horizon decreased and all future mining will be constrained by an ongoing geological exploration drilling program. Mining activity at Shaft No. 4, which began production in early 2000, is still in the build up phase and is expected to reach planned sustainable production levels during fiscal 2008. Production at Shaft No. 4 was below expectations in fiscal 2006 due to haulage, infrastructure and ventilation constraints, although production levels did increase slightly at this shaft by fiscal year end. Shaft Nos. 2, 3 and 4 principally exploit the VCR, Shaft No. 7 (previously the Leeudoorn Mine) exploits both the VCR and the KR and Shaft No. 1 exploits the secondary MVR horizon. Future mining at Shaft No. 8 will be concentrated on the VCR horizon, which should improve the overall grade profile and gold output.

A feasibility study was completed for the development of a tertiary decline infrastructure to access the Kloof Extension Area (KEA), for which a drilling program was completed in fiscal 2005. Final board approval for the KEA project was granted in August 2006 and development has commenced.

In fiscal 2006, a program was implemented at Kloof to accelerate improvements in infrastructure and services to increase flexibility and other conditions that are intended to boost production levels. This program includes additional development, including the installation of an additional underground refrigeration plant, upgrading of tracks and the development of an additional access point to increase ore reserve flexibility.

In line with the Gold Fields productivity initiatives, Kloof continues to focus on optimizing mine design and configuration, while ensuring that the high-productivity drivers of workforce motivation and competence are addressed through training and incentive schemes.

Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,
Production	2004	2005	2006
Tons (‘000)	4,983	4,655	3,666
Recovered grade (g/t)	6.5	6.9	7.8
Gold produced (‘000 oz)	1,038	1,037	914
Results of operations ($ million)
Revenues	400.9	436.4	479.3
Total production costs(1)	403.0	464.6	437.0
Total cash costs(2)	353.8	393.2	384.5
Cash profit(3)	47.2	43.2	94.8
Cost per ounce of gold ($)
Total production costs	388	448	478
Total cash costs	341	379	421

Notes:

(1)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(2)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           Cash profit represents revenues less total cash costs.

Tonnage milled in fiscal 2006 decreased from fiscal 2005 due to the closure of No. 3 Plant in March 2005. Gold production for fiscal 2006 decreased by 11.9% to 0.914 million ounces from 1.037 million ounces in fiscal 2005, because the first two quarters’ grades were lower due to changes in the slope/terrace topography of the VCR, primarily in the eastern parts of the mine. In fiscal 2006, underground ore grade fell 4.4%, from 9.1 g/t in fiscal 2005 to 8.7 g/t. Total cash costs per ounce increased by 11.1% in fiscal 2006, mostly attributable to lower production volumes, which similarly impacted total production costs per ounce. However, operating margins were positively impacted due to the higher gold price during the year.

As compared to fiscal 2004, in fiscal 2005 Kloof processed 23% less surface rock dump material but processed a similar amount of additional underground tonnage. Recovered grade improved by 6% in fiscal 2005, as the mine switched to mining higher grades. Gold produced was unchanged between the two fiscal years as the lower production from the surface operation was replaced with an equivalent increase from the underground operations due to an increase in yields. Kloof experienced an increase in cash costs per ounce from fiscal 2004 to fiscal 2005, principally as a result of the appreciation of the Rand against the

U.S. dollar. The Rand cash costs increased marginally in fiscal 2005 compared to fiscal 2004, but this increase was below inflation levels.

The total shaft hoisting capacity of Kloof is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	300,000
No. 3(1)	150,000
No. 4(2)	110,000
No. 7	205,000
No. 8	75,000

Notes:

(1)           This shaft does not hoist material to the surface. It has a capacity of 150,000 tons per month for sub-surface hoisting.

(2)           This shaft hoists only waste rock to the surface. It has a capacity of 110,000 tons per month for sub-surface hoisting.

Assuming that Gold Fields does not increase or decrease reserve estimates at Kloof and that there are no changes to the current mine plan at Kloof, Kloof’s December 31, 2006 proven and probable reserves of 14.3 million ounces of gold will be sufficient to maintain production through approximately fiscal 2021. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2006	Approximate recovery factor for the year ended June 30, 2006(2)
				(tons/month)
No. 1 Plant	1968	Traditional crushing and milling	CIP treatment(3)	180,000	168,333	97.5%
No. 2 Plant	1990	SAG milling	CIP treatment and electrowinning	140,000	137,083	97.6%

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

(3)           After CIP treatment, electrowinning occurs at No. 2 Plant.

In fiscal 2006, the Kloof plants collectively extracted approximately 97.5% of gold contained in ore delivered for processing. An outside contractor, Jet Demolition, is currently in the process of demolishing and recovering any gold remaining at No. 3 Plant, which was closed in March 2005 because the costs of processing waste surface material, which was this plant’s sole operation, exceeded the revenue generated from that material. As part of this process, the contractor will also be rehabilitating the area. It is expected that the entire project will be complete between the second and third quarters of fiscal 2007.

Capital Expenditure

Gold Fields spent approximately Rand 208 million on capital expenditures at the Kloof operation in fiscal 2006, primarily on ventilation, refrigeration and general infrastructure for the Shaft No. 1 pillar extraction, Shaft No. 3 drop-down development and development at Shaft No. 4. Gold Fields expects to spend approximately Rand 350 million on capital expenditure in fiscal 2007, primarily on development at Shaft No. 4, the Shaft No. 1 pillar extraction, the KEA, housing and hostel accommodation upgrades by the mine’s Property Division, development at the metallurgical plants and a new surface refrigeration plant at Shaft No. 7.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, some 240 kilometers southwest of Johannesburg, near Welkom and Virginia, and comprises the Beatrix mine. The Beatrix operation was formerly known as the Free State operation.

Beatrix operates under a mining license with a total area of approximately 16,800 hectares. It is only an underground operation, with the exception of a nominal amount of surface production from processing rock dump material. Beatrix has four shaft systems, with two ventilation shafts to provide additional upcast and downcast ventilation capacity, which are serviced by two metallurgical plants. It is a shallow to intermediate depth mining operation, at depths between 700 meters and 2,200 meters below surface. The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2006, Beatrix produced 0.596 million ounces of gold. As of June 30, 2006, Beatrix had approximately 11,500 employees, including approximately 1,300 employed by outside contractors.

History

Beatrix’s present scope of operations is the result of the consolidation with effect from July 1, 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

The Beatrix mine exploits the Beatrix Reef, or BXR, at Shaft Nos. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs are developed on the Aandenk erosional surface and dip to the north and north-east at between four degrees and nine degrees.

In general, the BXR occurs at depths of between 570 meters and 1,380 meters and the KKR occurs at depths of between 1,800 meters and 2,200 meters. Both the BXR and KKR reefs are markedly channelized and consist of multi-cycle, upward fining conglomerate beds with sharp erosive basal contacts. A general east-west trending pay-zone, some 800 to 1,000 meters wide, has been identified east of Shaft No. 4 and is known as the main channel Zone 2. In addition, surface exploratory drilling and underground development has exposed additional reserves to the south of Beatrix’s main channel Zone 5, which now represents the majority of the reserves at the operation. Ongoing development and underground exploration drilling has continued over the past fiscal year so that all facies and structures have been updated and layouts and planning adapted. This has been done to take new information into account as part of usual mine planning practices.

Mining

In fiscal 2005, Gold Fields implemented a restructuring project at Beatrix to improve operational efficiencies and reduce costs. As a result, Beatrix is now managed as three operational sections: the North Section (comprising Shaft No. 3 and the lower levels of Shaft No. 1), the South Section (comprising Shaft No. 2 and the upper levels of Shaft No. 1) and the West Section (comprising Shaft No. 4). This operational structure remained in place for fiscal 2006 and is not expected to change.

The Beatrix mine is engaged in underground mining, and thus is subject to all of the underground mining risks discussed in “Risk Factors.” The primary safety risks at Beatrix are falls of ground, tramming accidents and flammable gas explosions. Beatrix uses a telemetric monitoring system coupled with an extensive ventilation system to help monitor flammable gas. Although Beatrix achieved five million fatality-free shifts in fiscal 2006, there were seven fatalities at its operations due to falls of ground, two tramming accidents and one explosive accident on the surface. In fiscal 2005, there were three fatalities at Beatrix due to accidents during mining. Beatrix experienced no shaft closures for any length of time in fiscal 2006 or to date in fiscal 2007 due to accidents. In the first quarter of fiscal 2007, there were two tramming fatalities. Beatrix does experience seismic events and, while the seismic risk is much lower at Beatrix than it is at Kloof or Driefontein, the operation manages these events with a seismic network consisting of several geophones. The serious injury frequency rate for fiscal 2006, 2005 and 2004 was 4.37, 4.72 and 5.64 serious injuries for every million hours worked, respectively, reflecting an improvement in the frequency of serious injuries over the period. In fiscal 2006, the fatal injury frequency rate increased to 0.24 fatalities for every million hours worked, as compared to 0.10 in fiscal 2005. The fatal injury rate for fiscal 2004 was 0.16 for every million hours worked.

Beatrix embarked on a focused training course and awareness campaign on fall of ground accidents in March 2006. Since the introduction of this campaign, there has been a significant lessening (over 5%) of these types of accidents. This campaign included miner training, hazard awareness, increased supervision and early stope entry examinations. Methane hazard awareness training is ongoing.

There were a total of seven underground fires in fiscal 2006, two of which occurred at Beatrix North, one at Beatrix South and four at Beatrix West. While two of these fires, one at Beatrix North and one at Beatrix West, affected production for a short period of time, mine systems and emergency processes responded effectively and efficiently to minimize the impact and effects of these fires. As part of the operating requirement for hazardous locations on the mine, all relevant areas are equipped with methane, velocity and/or ventilation door sensors, which are electronic devices that indicate if a ventilation door is open and if air flow is affected. These sensors are connected to the mine’s electronic telemetry system. Furthermore, all critical fans are connected to the telemetry system and, in certain instances, equipped with localized alarms. These safety systems are monitored on a 24-hour basis from a central control room from which action is taken in the event of alarm. Since the installation and operation-wide implementation of these safety systems in 2001, Beatrix has experienced no methane fires.

Production was affected for five days due to a national strike in August 2005. In addition, the mine experienced a labor slowdown for approximately two weeks following the national strike. Further work stoppages at Beatrix in fiscal 2006 were related to two national “stay away” days. There were no other interruptions to production in fiscal 2006 due to operational causes, although production was affected by the new public holiday, National Election Day, on March 1, 2006. See “Directors, Senior Management and Employees—Labor Relations—South Africa.”

Beatrix requires cooling infrastructure to maintain comfortable conditions for workers at depth, although not to the degree necessary at Driefontein and Kloof. The Beatrix West Section has a refrigeration plant installed on its surface, which provides chilled water to bulk air coolers on surface and mid-shaft to the West Section’s primary sub vertical shaft, Shaft No. 4. Presently, this cooling system at Shaft No. 4 extends into Zone 5, where Gold Fields expects to install further cooling infrastructure through bulk air coolers during the first quarter of fiscal 2007. The first two of these new bulk air coolers are currently under construction, and completion of the first bulk air cooler is expected by the end of first quarter 2007. The significant refrigeration project at Shaft No. 3 to provide additional cooling capacity, which was originally scheduled to be completed in fiscal 2004, was postponed and the installation of a bulk air cooler is now planned at that shaft. Construction is expected to begin in the first quarter of 2007, which will provide the North Section with cooled air using chilled service water from the refrigeration plant installed on the surface at Shaft No. 1. All design work on this project has already been completed.

During fiscal 2006, management focused on increasing development volumes at all shafts to provide future mining flexibility, orebody definition and grade management. This emphasis will continue in fiscal 2007.

Overall stoping volumes at each mining section remained constant between fiscal 2005 and 2006. Development was slightly lower in fiscal 2006 due to geological structure delays, adverse ground conditions and the impacts of smectite swelling on access tunnels at the West Section. It is anticipated that with the appropriate remedial action initiated at the West Section, these delays will be eliminated and overall development on all shaft sections is planned to increase in fiscal 2007. No shafts were closed or opened in fiscal 2006.

At the North Section in fiscal 2006, production build-up at Shaft No. 3 continued and development and stoping volumes were in line with expectations.

Stoping volumes in the South Section met expectations and management continues to focus on the elimination of lower grade areas at this Section to reposition the shafts and increase production. Where appropriate, localized sections of lower grade material were extracted on an incremental basis at the South Section, and this will continue in the future.

In the West Section, stoping and development, coupled with continued underground exploration drilling programs, continued to define and support the higher grade Zone 5 area model. During fiscal 2006, stoping values in the Zone 5 area have exhibited fewer variations and have also confirmed the lateral consistency of the dominant reef type in that area. Stoping and development volumes at the West Section were below expectation in fiscal 2006 for a number of reasons, including the unexpectedly early intersection of a large fault in Zone 5, limited development advances and the necessary modification of development layouts to address the Section’s newly revised geological structure. In addition, during the year parts of the West Section were impacted by a number of access way tunnel closures, which primarily occurred as a result of sidewall rock and tunnel deformation from water absorption that causes ground clay to swell. Procedures to help mitigate the decreased stoping volumes and rock extraction in these areas were introduced, including the installation of additional support, rehabilitation and remediation of the affected tunnels and development of alternative by-pass tunnels.

In fiscal 2006, ongoing improvements were made to haulage track upgrades and ventilation conditions, largely through the installation of new bulk air coolers. Lower grade and marginal mining activities were generally curtailed at Beatrix in fiscal 2006, despite the increasing gold price, as the mine planned to maintain operating margins.

Based on the higher gold price received and in anticipation of improving gold prices in the longer term, a number of incremental expansion opportunities are being examined at Beatrix. For example, surface drilling at the West Section, to enhance structural and grade confidence levels in the southern parts of Zone 5, commenced during fiscal 2006. Results of this exploration are expected to become available during the course of fiscal 2007. Pre-feasibility work is also being done on the Vlakpan project area, which involves an extension of Beatrix on lower levels with access via the infrastructure of Shaft No. 1. Under current plans, mining of this area would be expected to commence in fiscal 2009.

Mining at Beatrix is based upon the scattered mining method. Activity at Shaft No. 3 is focused upon haulage development and initial stoping in order to build up production at the shaft. The power source being used at Shaft No. 3 for a variety of activities including drilling is primarily hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high-pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less electrical power usage.

The introduction during the year of new schedules of routine activities for mining employees and methodologies that reduce the amount of water needed to cool the area and minimize dust have led to improved mine call factors and increased gold recovery at all shafts.

Shaft Nos. 1, 2 and 4 are the primary sources of production at present, but over time Gold Fields expects mining concentration to shift to Shaft No. 3 as well as Shaft No. 4. Gold Fields experienced improved performance at Shaft No. 4 in fiscal 2006 due to improved ventilation and logistics, higher grade areas being mined in the Zone 5 area and fewer grade swings at the KKR. The KKR, which was historically characterized as being a highly erratic reef structure, is tending to exhibit greater reef consistency in Zone 5.

Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,
Production	2004	2005	2006
Tons (‘000)	5,448	4,181	3,551
Recovered grade (g/t)	3.6	4.6	5.2
Gold produced (‘000 oz)	625	624	596
Results of operations ($ million)
Revenues	241.4	264.5	312.9
Total production costs(1)	234.9	282.4	264.6
Total cash costs(2)	222.2	253.4	243.6
Cash profit(3)	19.2	11.1	69.3
Cost per ounce of gold ($)
Total production costs	376	452	444
Total cash costs	356	406	409

Notes:

(1)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(2)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           Cash profit represents revenues less total cash costs.

Tonnage milled decreased by 15.1% from fiscal 2005 to fiscal 2006, primarily due to the cessation of surface dump treatment, reduced stope widths and reduced shortfall, which means the amount by which reef tonnage hoisted exceeded tonnage broken, was lower in fiscal 2006 than in fiscal 2005. Ounces of gold produced were 4.5% lower in fiscal 2006 due to lower stoping volumes, the impact of employee strikes in

August 2005 and an overall decrease in the mined grade. However, the lower mine grade was offset in part by increased production volumes from sweepings and vamping, which improved the mine call factor and recovered grade in fiscal 2006.

At the North Section, grades mined and volumes were in line with expectations, although some of the higher-grade geological facies have been depleted at Shaft No. 1. At the West Section, the majority of production from Zone 5 indicated consistent and higher than anticipated grades. Orebody in the South Section deteriorated towards the margins of that Section, in line with the geological model and facies being mined.

The overall recovered grade in fiscal 2006 increased to 5.2 g/t from 4.6 g/t in fiscal 2005. The primary reason for the higher recovered grade was a cessation of low grade surface material processing and an improvement in quality factors, such as a slight reduction in stoping width, less dilution from shortfall sources and a mine call factor increase from 81% in fiscal 2005 to 97% in fiscal 2006. In the medium to long term, it is anticipated that the mine call factor will revert to historical levels of about 90%.

Although tonnage processed also decreased from fiscal 2004 to fiscal 2005, ounces of gold produced was unchanged between those years due to higher average underground grades. The primary reason for the higher recovered grade in fiscal 2005 as compared to fiscal 2004 was a decrease in low grade surface material which was being processed on site and toll milled at Harmony’s Joel mine, adjacent to Beatrix. All surface milling ceased in January 2005, as it was not contributing to overall profitability at price levels in that financial year. Underground grades were also marginally higher during fiscal 2005 as compared to fiscal 2004 due to an increase in underground mining volumes at the higher grade North and West Sections and the mining of higher grade areas generally.

The increase in total cash costs per ounce of gold from fiscal 2005 to fiscal 2006 at Beatrix was as a result of the reduced gold produced, partially offset by lower costs which resulted from the depreciation of the Rand against the U.S. dollar. The decrease in total production costs per ounce of gold from fiscal 2005 to fiscal 2006 was principally due to a decrease in amortization. The increase in total cash costs per ounce of gold from fiscal 2004 to fiscal 2005 at Beatrix was as a result of the appreciation of the Rand against the U.S. dollar. Rand cash costs increased marginally in fiscal 2005 compared to fiscal 2004, but this increase was below inflation levels.

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	170,000
No. 2	170,000
No. 3	170,000
No. 4	160,000

Assuming that Gold Fields does not increase or decrease reserves estimates at Beatrix and that there are no changes to the current mine plan, Beatrix’s December 31, 2005 proven and probable reserves of 8.2 million ounces of gold will be sufficient to maintain production through to approximately fiscal 2018. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2006, for each of the plants at Beatrix:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2006	Approximate recovery factor for the year ended June 30, 2006(2)
				(tons/month)
No. 1 Plant	1983	SAG milling	CIL treatment	260,000	235,000	96%
No. 2 Plant	1992	SAG milling	CIP treatment	150,000	60,400	96%

Notes:

(1)           Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)           Percentages are rounded to the nearest whole percent.

In fiscal 2006, the Beatrix plants collectively extracted approximately 96% of gold contained in ore delivered for processing. Capacity at Plant No. 1 increased in fiscal 2005 as a result of plant optimization and minor process adjustments. In fiscal 2004, Gold Fields installed a Knelson concentrator at the No. 1 Plant which removes gold earlier in the metallurgical process. In fiscal 2006, the average tonnage milled at No. 2 Plant decreased substantially as compared to fiscal 2005 because Beatrix operations ceased milling surface rock dump material.

None of the metallurgical plants or facilities were upgraded or temporarily or permanently closed in fiscal 2006, and normal routine maintenance and repairs were carried out as part of regular asset management.

A gravity concentrating circuit is being installed at No. 2 Plant in order to reduce locked up gold in the mills and to improve the overall recovery. The planned commissioning date is December 2006. No other major expansion or upgrades are currently planned.

Capital Expenditure

Gold Fields spent approximately Rand 237 million on capital expenditures at the Beatrix operation in fiscal 2006, primarily on development at all shafts and infrastructure improvements to the North and West Sections. Gold Fields expects to spend approximately Rand 262 million on capital expenditure at Beatrix in fiscal 2007, primarily on completion of the North section infrastructure, capital development, hydropower equipment and continued work on the refrigeration project at Shaft No. 3.

Ghana Operations

The Ghana operations are comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

Gold Fields Ghana, which holds the interest in the Tarkwa mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the government of Ghana, which acquired the interest as a free carried interest for no cost.

The Tarkwa mine is located in south-western Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000, together with two heap leach facilities, referred to as the North Plant and the South Plant. A new SAG mill and CIL plant commenced continuous operations at the Tarkwa property in November 2004. The Tarkwa mine operates under mining leases with a total area of approximately 20,800 hectares. It currently conducts only surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields’ agreement with the government of Ghana. The Tarkwa mine has access to the national electricity grid, water, road and railroad infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 140 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road. In the fiscal year ended June 30, 2006, Tarkwa produced 0.709 million ounces of gold, of which 0.504 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of June 30, 2006, Tarkwa had approximately 3,000 employees, including approximately 1,400 employed by outside contractors.

History

Investment in large-scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa, or GFSA, took over an area previously operated by the State Gold Mining Corporation, or SGMC. SGMC had in turn acquired the property from private companies owned by European investors. Following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people), mining operations commenced in 1997. Ore processing began at the North Plant in March 1998 and at the South Plant in December 2000.

Geology

Gold mineralization at Tarkwa is hosted by Proterozoic Tarkwaian metasediments, which overlie but do not conform to a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and has some similarities to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked, tabular paleoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate economic units occur in the concession area within a sedimentary package ranging from 40 meters to 110 meters in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

The existing surface operation currently exploits narrow auriferous conglomerates from five pits, namely Pepe, Akontansi, Teberebie, Kottraverchy and West Hill. Two additional pits, Atuabo and Mantraim, which have previously been mined by Gold Fields, are temporarily inactive, but both are planned to be reactivated within the next few years pending the relocation of an electrical sub-station which lies on the edge of the current allowed blast radius and as adjacent active pits are expanded to join them.

Mining

The Tarkwa mine is engaged in open pit and production stockpile surface mining and is thus subject to all of the surface mining risks discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. Tarkwa had one fatality in fiscal 2006 due to a conveyer belt accident. There was also one fatality in each of fiscal 2004 and 2005. There were no fatalities in the first quarter of fiscal 2007. The overall safety record at Tarkwa has improved dramatically during the last three years due to the introduction of the Occupational Health and Safety Assessment Series 18001, which is an international occupational health and safety management system. The serious injury frequency rate for fiscal 2005 and 2004 was 0.4 and 0.2 serious injuries for every million hours worked, respectively. The serious injury frequency rate for fiscal 2006 was 0.1 injuries per million man hours worked. The fatal injury frequency rate for each of fiscal 2006, 2005 and 2004 was 0.1 fatal injuries for every million hours worked. There were no material work stoppages during fiscal 2006 due to fatalities, but there were three minor interruptions to production during fiscal 2006 caused, respectively, by a higher than average rainfall during October and November of 2005, a power failure and bearing and drive problems with the SAG mill, which have since been resolved.

Tarkwa uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in steps of six meters (or in some cases three meters) with the ore loaded into 144-ton dump trucks.

Tarkwa currently presents no unusual challenges beyond those faced at most open pit and heap leaching mining operations, including variations in amenability of ores to leaching. However, harder ores are expected at Tarkwa which could reduce throughput at the two heap leach facilities. As yet, throughput has not been affected, but heap leach recoveries have declined from fiscal 2005. The primary operational challenges include managing effective grade control, lowering operating costs, managing the blend of hard and soft material fed to the SAG mill and managing gold-in-process on heap leach pads (that is, gold in the processing circuit that is expected to be recovered during or after operations).

Gold Fields took over the mining activities previously performed on a contract basis by African Mining Services (Ghana) Pty Ltd, or AMS, in the first quarter of fiscal 2005, having purchased its own mining fleet of equipment during the latter half of fiscal 2004. The transition from contractor mining to owner mining went smoothly, with Gold Fields re-engaging the majority of the AMS operators. Additionally, Gold Fields continued to operate at Tarkwa under maintenance and repair contracts with its major equipment suppliers, which were agreed upon in 2004 and have a five-year term. AMS was contracted in fiscal 2006 to provide material for heap leach pad expansion and to assist in providing adequate feed to the plants. Another contractor, P.W. Ghana Limited, was hired to commence work on July 1, 2006 to accelerate stripping in the Teberebie pit in order to guarantee adequate hard ore for the SAG mill. This contractor is expected to have completed this phase of the work by the end of December 2006. In early 2007, Gold Fields expects to take over this stripping operation from the contractors, upon the purchase of new mine equipment which is now on order.

Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,
Production	2004	2005	2006
Tons (‘000)	16,000	19,633	21,487
Recovered grade (g/t)	1.1	1.1	1.0
Gold produced (‘000 oz)(1)	550	677	709
Results of operations ($million)
Revenues	213.2	287.5	373.0
Total production costs(2)	141.7	196.1	248.2
Total cash costs(3)	126.4	156.9	212.6
Cash profit(4)	86.8	130.6	160.4
Cost per ounce of gold ($)
Total production costs	258	290	350
Total cash costs	230	232	300

Notes:

(1)           In fiscal 2004, 2005 and 2006, 0.391 million ounces of production, 0.481 million ounces of production and 0.504 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

(2)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(4)           Cash profit represents revenues less total cash costs.

In fiscal 2006, overall ore tonnage increased compared to fiscal 2005 levels as CIL production increased and minor bottlenecks on screens and pumps were eliminated. Total ore and waste mined increased as additional equipment was added and two contractors were hired to help the plants meet processing capacity. Furthermore, compared to fiscal 2005 levels the ounces of gold produced at Tarkwa increased by 32,000 ounces in fiscal 2006 because the CIL plant produced for the full year, as compared to seven months in fiscal 2005, and all processing facilities exceeded planned production rates. Total cash costs per ounce of gold increased significantly during fiscal 2006, primarily due to rising fuel, cyanide, cement and steel prices, higher fleet maintenance costs and an increase in the level of waste stripping.

From fiscal 2004 to 2005, tonnage treated increased as a result of the commissioning of the new SAG mill and CIL plant and ongoing optimization in the capacity of the heap leach plants. Ounces of gold produced increased by 127,000 ounces in fiscal 2005 as a result of the increased tonnage processed and higher recoveries at the CIL plant. Cash costs per ounce of gold produced increased from fiscal 2004 to fiscal 2005, primarily due to significantly higher global prices for cyanide, cement and steel and an increase in the level of waste stripping. Production costs per ounce produced also increased from fiscal 2004 to fiscal 2005, which largely reflects the additional depreciation and amortization charge for the new mining fleet acquired in the switch to owner mining and the new CIL plant.

Assuming that Gold Fields does not increase or decrease reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s December 31, 2005 proven and probable reserves of 14.4 million ounces (10.2 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2025. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

Tarkwa’s ore can be processed either using conventional heap leach techniques with acceptable recoveries or SAG milling with a CIL plant. The current operation incorporates two separate heap leach circuits, the North Plant and the South Plant, and a new SAG mill plant which was commissioned in 2004. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2006, for each of the plants at Tarkwa:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2006	Approximate recovery factor for the year ended June 30, 2006(2)
				(tons/month)
CIL Plant	2004	SAG milling	CIL treatment	350,000	391,000	96%
North Plant Heap Leach Facility	1997	Multiple stage crushing and screening process and agglomeration	Heap leach(3) with AD&R treatment	810,000	829,000	76%
South Plant Heap Leach Facility	1992	Multiple stage crushing and screening process and agglomeration	Heap leach(3) with AD&R treatment and electrowinning	530,000	571,000	76%

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

(3)           Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of about 64% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

The SAG mill and CIL plant were commissioned in early fiscal 2005 and consistently exceeded nameplate capacity during fiscal 2006. Furthermore, during fiscal 2006, the two heap leach crushing plants at Tarkwa remained in use while the heap leach pads were upgraded. The amount of tonnage treated at the heap leach facilities rose slightly in fiscal 2006 as a result of continuing improvements to both the North and South Plants, and the new CIL plant processed 4.7 million metric tons. Expansion of the South Plant heap leach pads was completed in the first quarter of fiscal 2006, expansion of the North Plant heap leach pad was completed in the fourth quarter of fiscal 2006 and de-bottlenecking, by way of screen upgrades and pumping improvements, of the CIL plant was completed during the year, resulting in a significant improvement in CIL plant capacity. A feasibility study is currently underway for expansion of the CIL plant’s capacity to one million tons per month. This study is expected to be completed by December 2006. If the project is approved by the Board, construction will commence and is scheduled to be completed by mid-2008.

Capital Expenditure

Gold Fields spent approximately $42 million on capital expenditure at the Tarkwa operation in fiscal 2006, primarily on the North Plant heap leach pad, acquisition of additional equipment following the transition to owner mining and completion of Stage 1 of the Blue Ridge heap leach pad, which forms part of the South heap leach facilities. Gold Fields has budgeted approximately $86 million for capital expenditure at Tarkwa for fiscal 2007, principally for the CIL plant expansion, further expansion of the North Plant heap leach pad and additional mining equipment.

Damang Mine

Introduction

Abosso, which owns the interest in the Damang mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10% by the Ghanaian government, which acquired the interest as a free carried interest for no cost, mirroring the shareholding structure of Gold Fields Ghana.

The Damang deposits are located in the Wassa West District in south-western Ghana approximately 360 kilometers by road west of Accra and approximately 30 kilometers by road northeast of the Tarkwa mine. The Damang mine consists of an open pit operation with a SAG mill and CIL processing plant.

Ore is currently mined from three satellite pits, Kwesie North, Tomento and Amoanda, while Rex and Lima South pits are expected to be mined in the future. Ore is also mined from the Damang Pit Cutback, or DPCB, for which pre-stripping commenced in July 2005, and the Juno 2 South West pit, or J2SW, which is an extension of the Damang Pit.

Kwesie North, Tomento, Amoanda and Rex are located approximately 3.0 kilometers south, 5.5 kilometers south, 8.0 kilometers south and 15.0 kilometers south of the Main Plant, respectively. The DPCB and J2SW are located within 1 kilometer of the Main Plant. In addition, the Lima South project, which is an extension of the existing Kwesie North pit, is located approximately 5.0 kilometers south of the Main Plant. Abosso’s application for the conversion of its prospecting license for Lima South to a mining lease was granted by the Ghanaian Minerals Commission in March 2006. Mining at Lima South is scheduled to commence in fiscal 2009.

Damang operates under a mining lease with a total area of approximately 8,100 hectares, an increase as compared to fiscal 2005 due to the addition of Lima South. The Damang mine has access to the national electricity grid and water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 200 kilometers away by road in Takoradi, or from Accra, which is approximately 360 kilometers away by road. In the fiscal year ended June 30, 2006, the Damang mine produced 0.235 million ounces of gold, of which 0.167 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso. As of June 30, 2006, Damang had approximately 900 employees, including approximately 600 employed by outside contractors.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. In the late 1980s, Ranger Minerals Ltd. (the previous owner of Abosso) commenced a project to study the feasibility of surface mining at Damang, which culminated in an agreement with the government of Ghana to develop and conduct surface mining at the site. Surface mining at Damang commenced in August 1997, and Gold Fields assumed control of operations on January 23, 2002.

Geology

Damang is located on the Damang Anticline, which is marked by Tarkwaian metasediments on the east and west limbs, around a core of Birimian metasediments and volcanics. Gold in the Tarkwaian is predominantly found in the conglomerates of the Banket Formation and is similar to the Witwatersrand in South Africa; however, at Damang, hydrothermal processes have enriched much of this paleoplacer mineralization. Within the region, the contact between the Birimian and Tarkwaian is commonly marked by zones of intense shearing and is host to a number of significant shear hosted gold deposits including Prestea, Bogoso, and Obuasi.

Paleoplacer mineralization occurs on the west limb of the anticline at Abosso, Chida, and Tomento, and on the east limb of the anticline at Kwesie, Lima, Lima South, Bonsa North and Bonsa. Hydrothermal enrichment of the Tarkwaian paleoplacer occurs at Rex, Amoanda, and Nyame on the west limb and Damang and Bonsa on the east limb.

Mining

The Damang mine comprises both open pit and production stockpile surface mining, and is thus subject to all of the surface mining risks discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002, including the first quarter of fiscal 2007. The serious injury frequency rate at Damang for fiscal 2006, 2005 and 2004 was 0.0, 0.2 and 0.3 serious injuries for every million hours worked, respectively, reflecting improvement over the period.

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in six-meter benches, which are then combined to form steps of three meters with the ore and waste loaded into 100-ton dump trucks. The primary operational challenges include managing effective grade control, lowering operating costs, managing groundwater and geotechnical issues at the DPCB and maintaining adequate and timely supply of appropriate plant feed blend. However, Damang is not faced with any challenges that are particularly unusual for this type of open pit and ore processing operation, and the mine experienced no material interruptions to production during fiscal 2006.

Following Gold Fields’ acquisition of this mine in January 2002, an exploration program was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. The Rex pit is scheduled to commence mining during fiscal 2008.

The Amoanda and J2SW pits are currently the high-grade fresh ore feed sources to the plant. The Amoanda pit was fully depleted by the end of the first quarter of fiscal 2007. The J2SW pit is the south extension of the DPCB and has advanced approximately 30 meters deep from the surface elevation. Mining commenced at Tomento during the first quarter of fiscal 2006. Two of the five Tomento pits are currently the main oxide ore feed source to the plant. The Kwesie North pit is a back-up pit for oxide ore supply to the plant if Tomento pits are unable to meet the mill oxide feed requirements.

The development of Damang’s several satellite pits has increased the size of the mine extensively, requiring compensation payments and in some cases the resettlement of affected landowners. During fiscal 2004 and 2005, the Kwesi-Lima, Amoanda and Tomento North resettlement projects were implemented, involving 192 households in the area. In fiscal 2006, development at Lima South and Tomento involved the resettlement of a further 55 households. The impending commencement of the Rex pit is expected to require resettlement for an additional 37 households in that area.

There was an acceleration of the depletion of the higher grade areas of the main Damang pit in the first half of fiscal 2005, which resulted in a decline in both grade and thus gold production in that period compared to previous levels. In March 2005, a diamond and reverse circulation drilling program to test the cutback potential of the main Damang Pit was completed. Subsequent resource modeling and open pit design work confirmed the potential of this area. In May 2005, the Board granted approval to commence pre-stripping the DPCB, which began in July 2005. The DPCB consists of a cutback to the west and east walls of the existing Damang pit. In addition, a scoping study to evaluate the underground mining potential at Abosso Deeps, an area at the southern end of the Damang lease area near the old Abosso underground mine, has been completed and is currently under review.

AMS performs a substantial proportion of the operations at Damang. In January 2006, AMS was awarded a six-year contract beginning June 25, 2005, to reflect the increased scope of works from mining the DPCB and the Damang satellite pits. AMS provides employees, supplies and equipment for mining at Damang, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract that is unavoidable or that is caused by any negligent act or omission of employees of Abosso or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Abosso can terminate its contract at any time without paying any significant penalties or having to purchase any of AMS’ equipment, although it has an option to purchase such equipment if desired.

A different contractor, Engineers & Planners Co. Ltd., performs the ore haulage contract work at Damang, using 30-ton trucks to haul the material from the various satellite pits to the Run of Mine, or RoM, pad, which is the ore stockpile dump close to the crushing plant.

There were no strikes or material work stoppages at Damang in fiscal 2006.

Detailed below are the operating and production results at Damang for the past three fiscal years.

	Year ended June 30,
Production	2004	2005	2006
Tons (‘000)	5,236	5,215	5,328
Recovered grade (g/t)	1.8	1.5	1.4
Gold produced (‘000 oz)(1)	308	248	235
Results of operations ($ million)
Revenues	120.0	104.3	123.1
Total production costs(2)	75.5	74.9	105.0
Total cash costs(3)	68.5	69.9	101.5
Cash profit(4)	51.5	34.4	21.6
Cost per ounce of gold ($)
Total production costs	245	302	447
Total cash costs	222	282	432

Notes:

(1)           In fiscal 2004, 2005 and 2006, 0.219 million ounces, 0.176 million ounces and 0.167 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso.

(2)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(4)           Cash profit represents revenue less total cash costs.

While various satellite pits were brought to production to offset the Damang pit depletion, the grade and gold production in fiscal 2006 decreased primarily due to completion of the relatively high-grade fresh material from the J2SE pit, which was adjacent to the Damang pit, and high-grade oxide from the Amoanda pit. Total production and cash costs increased in fiscal 2006 due to increases in mining, haulage, fuel and consumable costs, together with expenditure incurred on the Damang pit cutback, which amounted to $21.4 million. Optimization of the mill feed blend and plant set up allowed the Damang mine to treat more tonnage in fiscal 2006 than fiscal 2005. Mill tonnage increased due to a 1.7% increase in mill utilization and a slight increase in the hourly throughput rate. The Damang pit contains higher grade ore than the new pits and this higher grade pit was the primary contributor to production in fiscal 2006, before the cutback.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan at Damang, Damang’s December 31, 2005 proven and probable reserves of 1.4 million ounces (1.0 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2012. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

All processing at Damang is provided by a single plant. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2006 for the plant:

	Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2006	Approximate recovery factor for the year ended June 30, 2006(2)
				(tons/month)
Main Plant	1997	Single stage crushing with SAG and ball milling	CIL treatment	383,000	443,996	93%

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

Feasibility for the design and installation of a seventh CIL tank was completed in November 2005 and tenders were submitted in April 2006 for final costing.

Capital Expenditure

Gold Fields spent approximately $5 million on capital expenditures at the Damang mine in fiscal 2006, primarily on increasing capacity at a tailings storage facility and development of the Tomento pits. Gold Fields has budgeted approximately $9 million of capital expenditure at Damang for fiscal 2007, primarily for continued work on the tailings storage facility, construction of the additional CIL tank and continued development of the new pits.

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

The royalties are payable in cash, quarterly in arrears. On June 26, 2002, WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million ($2.0 million at an exchange rate of A$1.80 to $1.00), which was paid on July 11, 2002. At the same time WMC sold its right to royalties from the St. Ives operation to Morgan Stanley and the obligation to pay these royalties is still in effect. During fiscal 2006, the increase in gold price triggered the royalty payable on gold prices above A$600 per ounce and for the year royalties of A$5.2 million (US$3.8 million) were paid.

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds mining leases covering a total area of approximately 87,400 hectares. St. Ives is both a surface and underground operation, with a number of open pits, two operating underground mines and two metallurgical plants. The St. Ives operation has access to the local electricity supplier and water, rail and road infrastructure, and needed supplies are trucked in locally from both Kambalda and Kalgoorlie. In fiscal 2006, St. Ives produced 0.497 million ounces of gold. St. Ives had a workforce of approximately 700 employees as of June 30, 2006, approximately 500 of whom were employed by outside contractors, which was a significant reduction in the number of employees as compared to fiscal 2005, primarily due to the closure of Junction underground mine.

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

Mining

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” Seismicity is the primary safety risk with mining increasingly occurring at depths below 500 meters. The risk is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. No fatalities were recorded in fiscal 2004, 2005, 2006 or in the first quarter of fiscal 2007. The serious injury frequency rate for fiscal 2006, 2005 and 2004 was zero, 0.4 and 0.9 serious injuries per million hours worked, respectively.

All underground mining activities are completed under a contract with Carlowen Proprietary Ltd, which trades as GBF Underground Mining, or GBF. A five-year agreement with GBF commenced in April 2004, and it operates under a cost reimbursable model. GBF provides all the employees, equipment and consumables necessary to complete the underground development and stoping. Under the terms of the contract, Gold Fields approves all expenditures incurred and guarantees to reimburse 95% of these costs, with the remaining 5% plus any profit earned contingent on GBF achieving certain key performance indicators. Under the terms of the contract, GBF is liable for claims arising from its performance or non-performance, and any loss, damage, injury or death related to the presence of its employees onsite. GBF is not liable for liabilities or losses that are the result of negligence or a breach of a statutory duty of the mine owner. GBF is required to ensure that it and any subcontractors have adequate insurance.

Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at St. Ives, under an alliance contract which was extended in January 2004 for a five-year period. Leighton provides employees, consumables and equipment for mining ore and waste disposal. The contract is structured so that Leighton carries all the risk on plant and personnel with Gold Fields carrying the risk on costs through reimbursement. Leighton is reimbursed 100% of its costs and is given an additional amount for overhead costs. Payments above costs are contingent upon Leighton achieving certain key performance indicators. Under the terms of the contract, Leighton is liable for claims arising from its performance or non-performance or any loss, damage, injury or death related to the presence of its employees on the sites. Leighton is not liable for claims or loss resulting from the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

St. Ives sources production from a variety of underground and surface operations, and has a heap leach operation which treats low and marginal grade ore. The principal production sources in fiscal 2006 included the Leviathan and Argo underground mines together with the Mars and Agamemnon open pits. Gold Fields’ management expects the principal underground production sources in fiscal 2007 to be similar to fiscal 2006, with the Cave Rocks underground mine contributing as a small additional production source during its development phase, provided the feasibility study on this mine returns successful outcomes. The primary open pit production sources are expected to shift in fiscal 2007 as it is anticipated that the Mars and Agamemnon open pits will be fully depleted during the year and replaced by new open pits at Thunderer, Bahama and Delta North. As many of the operations at St. Ives involve mining deposits on or under Lake Lefroy (which is a shallow salt pan that has water in it only intermittently), extracting ore requires construction of berms and other earthworks to prevent water intrusion. Open pit operations use 180- to 250-ton excavators loading 150-ton trucks. Waste dumps are formed adjacent to the pits or, if practicable, waste is dumped in previously exhausted pits.

Argo Complex.   Stoping activities at the Argo mine commenced in November 2003. The Argo underground mine operated at near capacity during fiscal 2006, with some delays resulting from a review of the decline design that was completed in fiscal 2005. Margins were below expectations during fiscal 2006. However, planned access to higher grade areas during fiscal 2007 is expected to result in significant improvements.

Greater Revenge Complex.   Mining at the Greater Revenge Area commenced in 1989. Mining operations at the Greater Revenge Area during fiscal 2006 consisted primarily of the Agamemnon and Mars open pit mines, which are located in Lake Lefroy. The mines apply typical open pit and lake sediment mining methods. Further exploration and mine design updates resulted in extensions to the Agamemnon open pit during fiscal 2006. It is expected that both the Mars and Agamemnon pits will be fully depleted during fiscal 2007.

Leviathan Underground Complex.   The Leviathan complex consists of three distinct underground areas: Sirius (fully depleted in fiscal 2005); East Repulse; and Conqueror. East Repulse commenced stoping operations in fiscal 2004 and mining continued throughout fiscal 2006 with delineation of additional production areas, enabling the mine life to be extended to the end of fiscal 2006. Development of the Conqueror area began in late fiscal 2004 with water drainage and rehabilitation of old access areas. Development was further accelerated in fiscal 2005 and the area achieved targeted production levels during the course of fiscal 2006. Production from Conqueror is expected to remain strong throughout fiscal 2007. Gold Fields is continuing to explore opportunities for further extensions of mining operations within the Leviathan complex.

Thunderer Open Pit.   Waste removal at the Thunderer open pit commenced in fiscal 2006 and is planned to continue through the first half of fiscal 2007. It is expected that ore production will commence in the second half of fiscal 2007, commensurate with the cessation of mining at the Agamemnon and Mars open pits. The mine applies typical open pit and lake sediment mining methods. The deposit is located straddling the southern shore of Lake Lefroy to the east of the new Lefroy processing plant. The deposit is hosted underneath moderate depths of lake sediment and dunal sand cover.

Bahama Open Pit.   Mining commenced at the Bahama open pit in the first quarter of fiscal 2007 with waste removal. This deposit is located in the middle of Lake Lefroy and to the immediate north east of the Santa Ana open pit, mined by WMC in the mid-1990s. The mine will also apply typical open pit and lake sediment mining methods. The deposit is hosted underneath shallow lake sediment cover.

Delta North Open Pit.   Mining, in the form of waste removal, commenced at the Delta North open pit in the first quarter of fiscal 2007. This deposit is located near the shoreline of Lake Lefroy, adjacent to the current Agamemnon open pit. The mine will also apply typical open pit and lake sediment mining methods. The deposit is hosted underneath shallow lake sediment cover.

Cave Rocks Prospect.   Cave Rocks is a prospect located approximately five kilometers to the west of the Kambalda West township that was previously an open pit mine in the mid-1980s for WMC. Gold Fields is finalizing feasibility studies at Cave Rocks for an underground mining operation that would utilize uphole open stoping methods with access to the orebody through a decline tunnel which accommodates workers, materials and equipment. If the feasibility study returns successful outcomes, mine development is expected to commence at the end of calendar 2006, with minor ore production being available during the latter part of fiscal 2007.

Leviathan Open Pit Prospect.   The Leviathan open pit prospect envisions the potential expansion of pre-existing open pit mining directly above the Leviathan underground complex The prospect is characterized by bulk tonnages at relatively low grades that may be amenable to treatment through a modified heap leach circuit involving the introduction of different crushing technology. In addition the prospect contains some of the up dip zones currently and previously mined from underground, which would be suitable for treatment in the conventional CIL circuit. Gold Fields completed a pre-feasibility study on the prospect during fiscal 2006 and will be undertaking feasibility studies during fiscal 2007. If the feasibility studies return successful outcomes, Gold Fields is likely to commence infrastructure construction and mine development during the latter half of fiscal 2007. If developed, the mine will utilize conventional shovel and truck mining practices; however, as it is located on land that has bulk mining zones, opportunity exists for the use of larger equipment.

St. Ives focused carefully on exploration activities during fiscal 2006. As a result, a “whole of lease” geological study incorporating shallow aircore drilling and deep stratigraphic diamond drilling was undertaken. During fiscal 2007, this program will continue and incorporate follow-up exploration on identified targets. In addition, during fiscal 2006 exploration was advanced on a number of near mine extensions and new mine opportunities.

The complexity of the orebodies at St. Ives presented particular challenges to production levels and recovered grades in fiscal 2006. Refinement of the open pit and underground geological models was ongoing during fiscal 2006 as a result of increased emphasis on exploration drilling and geological interpretation at St. Ives. The delays experienced after the re-design of the Argo underground decline further delayed St. Ives in its plans to reach some of the higher grade portions of the orebody, which will now be accessed during fiscal 2007. Increased mining dilution was experienced in parts of the Mars and Agamemnon open pits due to accessibility issues, as some working areas became quite restricted.

The St. Ives production schedule requires that new open pit mining sources are progressively accessed. The Thunderer open pit began waste stripping during fiscal 2006 and it is expected that the Bahama and Delta North open pits will commence production during fiscal 2007. In addition, feasibility work for a new underground mine at Cave Rocks is being finalized and, subject to those final results, Gold Fields intends to commence pre-development activities necessary to bring that production source on line during fiscal 2007.

Detailed below are the operating and production results at St. Ives for the past three fiscal years.

	Year ended June 30,
	2004	2005	2006
Production
Tons (‘000)	6,744	6,332	6,690
Recovered grade (g/t)	2.5	2.6	2.3
Gold produced (‘000 oz)	543	527	497
Results of operations ($ million)
Revenues	211.8	221.4	260.8
Total production costs(1)(2)	204.7	231.6	242.2
Total cash costs(3)	162.6	176.9	171.9
Cash profit(4)	49.2	44.5	88.9
Cost per ounce of gold ($)
Total production costs	377	439	488
Total cash costs	300	336	346

Notes:

(1)           For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(4)           Cash profit represents revenues less total cash costs.

From fiscal 2005 to fiscal 2006, there was an increase in tonnage at St. Ives as a result of a full year of production from the new Lefroy Plant which achieved slightly better than nameplate capacity. Tonnage treated through the heap leach circuit declined slightly in fiscal 2006 due to work undertaken to upgrade the plant after St. Ives acquired the crushing circuit from the previous contractor in fiscal 2005. Gold production declined from fiscal 2005 to fiscal 2006 primarily due to the depletion of the higher grade Junction underground mine during fiscal 2005, which was effectively replaced by lower grade open pit ore during fiscal 2006. In addition, the East Repulse area within the Leviathan underground complex moved into the lower grade areas of its reserves as mining neared completion. Total cash costs in fiscal 2006 increased slightly as compared to fiscal 2005 due to reduced gold production and rising input costs.

From fiscal 2004 to fiscal 2005, there was a decrease in both tonnage and gold produced at St. Ives as a significant transition occurred in the processing plants. During fiscal 2005, milling activities at the St. Ives Plant were terminated and replaced by the new Lefroy Plant. In the past, Gold Fields has used other mills in the area to supplement production capabilities at St. Ives. In fiscal 2005, Gold Fields did not use other processing facilities and reduced the amount of tonnage processed in fiscal 2005 while the new Lefroy Plant came online. Total cash costs increased as compared to fiscal 2004 levels primarily as a result of poor open pit grades, low underground productivities and, to a lesser extent, costs associated with the winding down of the old plant and initial operations at the new Lefroy Plant.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan at St. Ives, St. Ives’ December 31, 2005 proven and probable reserves of 2.2 million ounces will be sufficient to maintain production through approximately fiscal 2010. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2006, for each of the plants at St. Ives. The Heap Leach Plant operation treats low and marginal grade ore from St. Ives. The crushing and stacking for this plant was previously conducted by a contractor, Henry Walker Eltin Proprietary Ltd, or Henry Walker Eltin. Gold Fields bought Henry Walter Eltin’s crushing equipment, which forms part of the Heap Leach Plant, in fiscal 2005 and now does its own crushing and stacking.

Processing Techniques

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2006	Approximate recovery factor for the year ended June 30, 2006(2)
				(tons/month)
Lefroy Plant	2005	Single stage crushing and SAG milling	CIP	375,000	381,000	94%
Heap Leach Plant(3)	2000	Multiple stage crushing and screening process	Carbon absorption	167,000	177,000	53%

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

(3)           Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 60% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of about 60% of contained gold, equivalent to full recovery of all recoverable gold.

The Lefroy Plant was fully commissioned in February 2005 and is located on the south shore of Lake Lefroy, approximately 12 kilometers south of the township of Kambalda. The plant consistently achieved nameplate capacity throughout fiscal 2006 and optimization continued throughout the year to realize incremental improvements in throughput, costs and recovery.

During fiscal 2006, a number of improvements were made on the heap leach circuit after it was purchased from Henry Walker Eltin in fiscal 2005. In addition, a feasibility study was completed and approval obtained for the installation of an agglomeration drum which should improve leaching performance of low grade oxide ores. The agglomeration drum will be installed and is expected to begin operation in the third quarter of fiscal 2007. The feasibility study into the Leviathan open pit prospect, expected to be completed during the second quarter of fiscal 2007, incorporates investigation of opportunities to increase recoveries and throughput through introduction of different crushing technology within the heap leach circuit.

Capital Expenditure

Gold Fields spent approximately A$61 million on capital expenditures at St. Ives in fiscal 2006, primarily on exploration, on-going development of underground operations at the Argo and Leviathan complex and waste removal at the Thunderer open pit. Gold Fields has budgeted approximately A$101 million for capital expenditure at St. Ives for fiscal 2007, which includes approximately A$22 million for infrastructure associated with modifying the crushing circuit of the heap leach facility should the Leviathan open pit feasibility study prove successful. The balance of the budget for fiscal 2007 capital expenditure is principally earmarked for exploration and mine development. Development expenditures are expected to focus on the ongoing development of the Argo underground mine, commencement of development of the Cave Rocks underground mine, completion of initial waste removal at the Thunderer open pit and commencement of waste removal from the Bahama open pit. For financial reporting purposes, expenditure on exploration is expensed as incurred.

Agnew

Introduction

Agnew is located 23 kilometers southwest of Leinster, approximately 375 kilometers north of Kalgoorlie in Western Australia. It holds mining leases covering a total area of approximately 61,602 hectares. Agnew is a surface and underground operation, with one open pit, one underground mine, and one metallurgical plant. Agnew has access to the local electricity supplier and road infrastructure. Water is supplied from local wells, and needed supplies are generally trucked in from Kalgoorlie. In fiscal 2006, it produced 0.222 million ounces of gold. As of June 30, 2006, Agnew had approximately 400 employees, including approximately 200 employed by outside contractors.

History

Gold was discovered at Agnew in 1895 and has been produced there since then. WMC acquired the operation in the early 1980s and commenced open pit mining operations in 1987.

Geology

The Agnew deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the West Australian Goldfields. In the Agnew area the greenstone belt consists of an older sequence of ultramafic flows, gabbros, basalts, felsic volcanics and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew deposits are located on the western limb of this anticline, and major deposits discovered to date lie at or near the sheared contact with the overlying sequence of sedimentary rocks. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones.

Mining

Agnew is engaged in underground mining and in open pit and production stockpile surface mining and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. There were no fatalities at Agnew in fiscal 2004, 2005, 2006 or in the first quarter of fiscal 2007. The serious injury frequency rate for fiscal 2006, 2005 and 2004 was zero, 2.2 and 3.7 serious injuries per million hours worked, respectively. In fiscal 2006, the Agnew mine was awarded the Australian Mining Prospect Award for 2005 for excellence in Mine Occupational Health and Safety.

Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at Agnew, under an alliance-style contract which commenced in August 2004 for a 35-month period. Leighton provides employees, consumables and equipment for mining ore and waste disposal. The contract is structured so that Leighton carries all the risk on plant and personnel, with Gold Fields carrying the risk on costs through reimbursement. Leighton is reimbursed 100% of its costs and is given an opportunity to earn a bonus. Bonus payments are contingent upon Leighton achieving certain key performance indicators. Under the terms of the contract, Leighton is liable for claims arising from its performance or non-performance and any loss, damage, injury or death related to the presence of its employees on the sites. Leighton is not liable for claims or loss resulting from the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

Most underground mining labor at the underground mines is currently provided by Byrnecut Mining Limited, or Byrnencut. Byrnecut provides employees, supplies and equipment for underground mining activities including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under the contracts which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Byrnecut is liable for claims arising from its performance or non-performance and any loss, damage, injury or death related to the presence of its employees on the sites. Byrnecut is not liable for claims or loss due to the mine owner’s negligence. Byrnecut is required to ensure that it and any subcontractors have adequate insurance. The current agreement was extended to May 23, 2007 during fiscal 2006 and negotiations have begun on a further extension and scope increase.

The principal production sources in fiscal 2006 at Agnew were the Waroonga underground mining complex that comprises the Kim and Main Lodes together with the Songvang open pit. Gold Fields expects the principal production sources in fiscal 2007 to be similar, with potential development of smaller underground operations at Claudius and Vivien currently subject to feasibility studies and targeted for production in fiscal 2008 and 2009, respectively.

Waroonga Complex.   The Waroonga Complex currently includes underground mining of the Kim and Main Lode deposits. Underground mining currently involves open stoping methods with cemented aggregate or paste fill placed in mined out voids to improve ground stability and minimize waste dilution. Access to the orebody is through a decline tunnel which accommodates workers, materials and equipment. All mining is currently conducted by Byrnecut. Fiscal 2006 ore production from the high grade Kim deposit exceeded planned expectations and offset a slower ramp up of the new lower grade Main Lode deposit caused by a review of trial mining results undertaken in late fiscal 2005 and early fiscal 2006. In fiscal 2006, exploration continued to extend the life of the Kim deposit. In fiscal 2007, Gold Fields expects the Kim deposit to produce at consistent levels and it is anticipated that Main Lode production will increase to levels sufficient to supplement the higher grade Kim production.

Songvang Open Pit.   The Songvang open pit, located 16 kilometers south of the Agnew metallurgical plant, commenced production during fiscal 2005. Mining during fiscal 2006 fell behind planned expectations due to the continuation of industry wide shortages in skilled workforce during the current resources boom and harder than expected ground conditions, which impacted equipment productivity. During fiscal 2006, the various cutback stages of the pit were synchronized and the mine will now be developed in one single stage until expected completion in fiscal 2008. Improved mining practices are being implemented to counter the harder ground conditions with commensurate improvements in productivity. It is expected that by the third quarter of fiscal 2007 the mine will be producing from the core zone of the orebody, with improved ore volumes and grade.

Claudius Underground Prospect.   The Claudius underground prospect consists of a parallel extension to Agnew’s former Crusader and Deliverer underground mines. The infrastructure associated with the previous mining enabled the establishment, in fiscal 2005, of an exploration decline to the Claudius Prospect. Gold Fields has continued its evaluation of the Claudius Prospect during fiscal 2006 but deferred making a development decision on the project until fiscal 2007, due to the performance of the Kim underground deposit within the Waroonga complex, which has exceeded expectations.

Vivien Underground Prospect.   The Vivien underground prospect is located approximately six kilometers north-east of the Agnew metallurgical plant. During fiscal 2006, exploration was undertaken to improve management’s understanding of geological controls and test for repeat zones of mineralization. Gold Fields expects to complete evaluation of the project during fiscal 2007 and make a decision on development and/or further exploration requirements during the course of the year.

In fiscal 2006, Gold Fields executed an agreement with BMV Properties Pty Ltd, a subsidiary of Breakaway Resources Limited, or Breakaway. The previous joint venture agreements between the parties encompassing the Vivien deposit and the Miranda tenement package were replaced by an agreement in which Gold Fields is to be the registered tenement holder of all of the Vivien ground and the majority of the Miranda ground with all gold rights going to Gold Fields and all base metals rights going to Breakaway. Breakaway’s base metal rights are subject to Gold Fields’ right to a 2% royalty on future base metal production on the Miranda tenement. Although the agreement was executed in fiscal 2006, final settlement was dependent on the satisfaction of several outstanding conditions precedent, the principal one being the release of a third-party mortgage held over the tenements for gold and base metal royalties. By the end of fiscal 2006, the agreement of the third-party mortgage holder had been confirmed, but other third-party consents (principally pertaining to access rights) were yet to be obtained. Final settlement is expected to take place in the second quarter of fiscal 2007. In the interim period, Gold Fields and Breakaway have operated under a covering agreement stating that both parties will act in accordance with the terms and conditions as set forth in the new agreement.

Fiscal 2007 exploration at Agnew will be focused on early stage prospects within the regional tenements, including the Miranda tenement package, while continuing to look at reserve extensions at existing mine operations and feasibility projects, in particular at the Kim deposit.

Detailed below are the operating and production results at Agnew for the past three fiscal years.

	Year ended June 30,
	2004	2005	2006
Production
Tons (‘000)	1,179	1,170	1,323
Recovered grade (g/t)	5.3	5.6	5.2
Gold produced (‘000 oz)	202	212	222
Results of operations ($ million)
Revenues	78.5	89.3	116.1
Total production costs(1)(2)	61.1	69.1	72.4
Total cash costs(3)	44.5	49.4	59.7
Cash profit(4)	34.0	39.9	56.4
Cost per ounce of gold ($)
Total production costs	303	325	326
Total cash costs	221	233	268

Notes:

(1)           For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           For a reconciliation of Gold Fields’ total cash costs to production costs see “Operating and Financial Review and Prospects—Results of Operations.”

(4)           Cash profit represents revenues less total cash costs.

In fiscal 2006, 1.3 million tons of ore were processed and 0.2 million ounces of gold were produced. Tons processed and gold production were higher than fiscal 2005 due to improved productivity through the processing plant from systematic de-bottlenecking studies and actions, while maintaining ore grades at previous levels. The cessation of mining from the Crusader underground mine during fiscal 2005 was offset in fiscal 2006 by increased production from the Waroonga underground complex and improved grades from the Songvang open pit. Total cash costs increased during fiscal 2006, as the contribution from the higher cost Songvang open pit increased and open pit mining costs increased as the mine progressed into deeper and harder portions of the deposit.

In fiscal 2005, 1.2 million tons of ore were processed and 0.2 million ounces of gold were produced. Tons processed were similar to the results from fiscal 2004, and gold production increased slightly due in large part to a higher proportion of ore coming from the Kim underground mine, which generally has a higher grade than other ore sources at Agnew. Total cash costs increased as the Australian dollar continued to appreciate against the U.S. dollar, even though the costs actually decreased marginally when stated in Australian dollars per ounce, the functional currency of this mine.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew, Agnew’s December 31, 2005 proven and probable reserves of 0.8 million ounces will be sufficient to maintain production through approximately fiscal 2010. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and the metallurgical recovery factor during the fiscal year ended June 30, 2006 for the plant:

Processing Techniques

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2006	Approximate recovery factor for the year ended June 30, 2006(2)
				(tons/month)	(tons/month)
Main Plant	1986	SAG milling	CIP treatment	100,000	110,000	94%

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

In fiscal 2006, refurbishment of the three leach tanks was completed by November 2005 and a continued focus on systematic de-bottlenecking and minor capital expenditures enabled an improvement in plant throughput.

Capital Expenditure

Gold Fields spent approximately A$23 million on capital expenditures at Agnew in fiscal 2006, primarily on mine site exploration and ongoing development of the Kim and Main Lode underground mines. Gold Fields has budgeted approximately A$33 million for capital expenditure at Agnew for fiscal 2007, primarily for exploration, further development of the Kim and Main Lode underground mines, development of new underground mines at Vivien and Claudius and expansion of accommodation facilities in the Leinster township. For financial reporting purposes, expenditure on exploration is expensed as incurred.

Venezuela Operation

Gold Fields acquired an effective 95% interest in the Choco 10 gold mine and surrounding exploration tenements in the El Callao district of Guayana, Venezuela, through the purchase of Bolivar. This transaction was announced on November 21, 2005, for a total cash consideration of US$330 million, and became effective on February 28, 2006.

Gold Fields owns its interest in the Choco 10 mine through its holding in Promotora Minera de Guayana (PMG) S.A., or PMG. PMG is a joint venture between Promotora Minera de Venezuela, S.A., or Promiven (a wholly-owned subsidiary of Gold Fields which it acquired from Bolivar), and a subsidiary of Corporación Venezolana de Guayana, or CVG, a governmental development entity for the Guayana region. Gold Fields assumed operation of PMG on March 1, 2006. The remaining interest in PMG is not subject to dilution and is in the process of being transferred to a different subsidiary of CVG that is in charge of mining activities in the region. This transfer is being made as a result of a settlement agreement entered into with the mediation of the Ministry of Basic Industries and Mines in connection with a shareholding dispute regarding the share capital of PMG that arose prior to Gold Fields’ acquisition of Bolivar. As a consequence of the settlement agreement, Gold Fields’ legal ownership interest in PMG will reflect the 95% effective interest it acquired from Bolivar. As part of the settlement, Bolivar and Gold Fields have agreed to make payments totaling US$6 million (of which US$5 million has been paid) to a subsidiary of CVG that originally held the remaining interest in PMG.

The properties held through PMG, including Choco 10, Choco 4, Bochinche B1 and B2 and Bochinche Zero, are owned 95%. Other exploration properties, which include Choco 1, 2, 9, 12, and 13, are wholly-owned by Gold Fields and are held through various other Venezuelan subsidiaries. Gold Fields holds an option to acquire two other exploration properties, Increible 16 and Choco 6.

When it acquired PMG in 2003, Bolivar agreed to pay to the prior owner of PMG (Cemex Venezuela C.A., or Cemex) a royalty on gold production from Choco 10 and/or Choco 4. The royalty becomes payable once gold production attributable to Cemex’s interest in PMG exceeds 700,000 ounces of gold produced. Cemex held 70% of PMG, so the amount of production attributable to Cemex’s interest is  70% of total gold production. Once this level of production is reached, the amount of the royalty will be calculated monthly using the average London PM fixing price of gold during the calendar month, but will be payable quarterly in arrears. The royalty is US$10 per ounce, but increases to US$15 per ounce, if the average price of gold for the relevant calendar month reaches US$315 or more and US$20 per ounce, if the average price of gold for the relevant calendar month reaches US$400 or more. If Cemex wants to sell its right to receive the royalty to a third party, it must first offer it to Gold Fields on the same terms.

In addition, pursuant to the Choco 4 and Choco 10 lease agreements between CVG and PMG, PMG must pay a monthly production royalty to CVG and CVG Técnica Minera C.A. (a CVG subsidiary). The royalty is paid monthly in arrears in Bolivars, at the official exchange rate in place (or in gold at the request of CVG), within the first 10 days of each calendar month, based on the production of the immediately preceding calendar month. It is calculated monthly, is based on the number of ounces of gold produced and ranges between 1.0% and 3.5%, depending on the average price of gold in the New York market for the relevant month, as determined by CVG. This royalty amount is subject to value added tax at a rate of 14%.

Choco 10

Introduction

The Choco 10 mine is located in the south-eastern part of Venezuela in the Bolivar state, approximately 15 kilometers west of the town of El Callao. The mine is located on an exploitation project which amalgamates the Choco 10 and Choco 4 Concessions. Choco 10 operates under a mining lease which is approximately 2,100 hectares. The major industrial city of Puerto Ordaz is located 190 kilometers northwest of El Callao and is linked to the mine by paved road. Venezuela has a good road infrastructure, although close to the mine area road conditions have been deteriorating during the last 15 years. Under the terms of its exploitation certificate Gold Fields is obligated to maintain a portion of the access road for the Choco 10 mine.

Most of Gold Fields’ mining rights in Venezuela (including the Choco 10 mine) are concessions granted to CVG, which have been leased by CVG to different subsidiaries of Gold Fields. The Choco 10 mine commenced production in August 2005. Current operations consist of open pit mining and a processing plant comprising conventional comminution and carbon-in-pulp processing. The Choco 10 mine uses typical open pit mining methods of drilling, blasting, loading and hauling. Gold Fields is currently operating two pits within the Choco 10 concession, Pisolita and Rosika-Coacia. The pits are located two to three kilometers from the main plant.

The Choco 10 mine is connected to the main electricity grid that transmits energy from Venezuela to Brazil. A rain-dependent reservoir supplies water for use at the mine, which is supplemented through a well field that is being developed and commissioned. In addition, Gold Fields plans to extract water from the Yurari River located approximately 5 kilometers from the mine. For the four-month period ended June 30, 2006, the Choco 10 mine produced approximately 0.025 million ounces of gold, of which approximately 0.024 million ounces were attributable to Gold Fields. As of June 30, 2006, Choco 10 had approximately 600 employees, including 150 employed by outside contractors.

History

Mining in the area of the Choco 10 Concession dates back to 1897, when a British company operated the historic Concordia mine located 2 kilometers from the current Choco 10 operation. Modern exploration commenced with Promiven’s 1992 concession for Choco 10. The mine was commissioned in April 2005 and operations started in August of the same year.

Geology

Gold mineralization is typical of Archaean-Proterozoic orogenic gold deposits. The deposit is hosted in the Early Proterozoic sequence of the Pastora Greenstone Belt of the Guiana Shield. The stratigraphy comprises a tholeiitic to calc-alkaline volcanic package, overlain by volcaniclastic and epiclastic rocks intruded by gabbroic sills. The rock package has been subjected to intense tropical weathering. Mineralization is hosted in a series of structurally controlled quartz-vein shear lodes which dominantly strike north-south and northeast-southwest. High-grade gold mineralization occurs with pyrite, carbonate, strong silicification and quartz-veining in low-strain zones of deformation typically associated with folding and chaotic foliations.

Mining

Choco 10 engages in open pit and production stockpile surface mining and is thus subject to all of the surface mining risks discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. Choco 10 did not have any fatal injuries in fiscal 2006 or in the first quarter of fiscal 2007. Because Gold Fields took over operation of the mine late in fiscal 2006, the Company was not able to generate fiscal year accident frequency rates on a basis comparable to those provided for Gold Fields’ other operations.

Choco 10 currently presents no unusual challenges beyond those faced at most open pit mining operations. However, harder ores are expected to be produced as the mine depth increases into fresh rock, which is expected to reduce the processing plant’s capacity in line with previous feasibility studies. The principal operational challenges include improving the processing plant availability and throughput. Measures intended to address these challenges include upgrading the crusher circuit to handle fresh rock, securing alternative water sources for processing plant usage and improving the availability of the mining fleet which is currently unacceptably low.

Gold Fields owns its own fleet of mining equipment which it acquired as part of the Bolivar transaction. The fleet is presently experiencing low mechanical availability due mainly to the lack of critical spares parts and the long lead time associated with procurement. Recently, several consignment contracts have been put in place and consequently availabilities are expected to rise in the future.

Detailed below are the operating and production results at Choco 10 for the four-month period from March 1, 2006 to June 30, 2006 (the period of Gold Fields’ ownership of the mine in fiscal 2006).

Four months ended June 30, 2006
Production
Tons (‘000)	454
Recovered grade (g/t)	1.7
Gold produced (‘000 oz)(1)	25
Results of operations ($ million)
Revenues	16.9
Total production costs(2)	11.3
Total cash costs(3)	8.3
Cash profit(4)	8.6
Cost per ounce of gold ($)(5)
Total production costs	399
Total cash costs	293

Notes:

(1)           In fiscal 2006, production is reported from March 1, 2006, the date on which Gold Fields acquired the mine, and for this period 0.024 million ounces of gold were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Venezuelan operation.

(2)           For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations.”

(3)           For a reconciliation of Gold Fields’ total cash costs to production costs see “Operating and Financial Review and Prospects—Results of Operations.”

(4)           Cash profit represents revenues less total cash costs.

(5)           Calculated based on ounces of gold sold.

Processing

All processing at Choco 10 is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2006 for the plant:

Processing Techniques

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2006	Approximate recovery factor for the year ended June 30, 2006(2)
				(tons/month)	(tons/month)
Choco 10 Plant	2005	Single stage crushing with SAG and ball milling	CIP treatment	160,000	113,500	92%

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

Choco 10 ore is processed using a conventional SAG-ball milling system and CIP circuit plant. The plant was commissioned in 2005. During the period of ownership by Gold Fields it has become apparent that modifications and improvements will be required to raise the current throughput to the nameplate throughput consistently and safely. These improvements are in progress and are expected to be completed in the first half of fiscal 2007. Production is expected to ramp up from current levels through to the end of calendar 2006, with nameplate capacity of 5,400 tons per day being consistently and safely achieved as from the beginning of calendar 2007.

Capital Expenditure

Post-acquisition, Gold Fields spent approximately $5 million on capital expenditure at the Choco 10 operation in fiscal 2006, primarily on exploration and to complete Bolivar’s partial installations in the mine, mill and CIP plant. Gold Fields has budgeted approximately $26 million for capital expenditure at Choco 10 for fiscal 2007, principally to reach plant nameplate capacity and for on-mine exploration. For financial reporting purposes, expenditure on exploration is expensed as incurred.

Exploration

Gold Fields holds a diverse portfolio of active gold and platinum group metal exploration projects and assets in Africa, Europe, the Americas and Australasia, which are primarily held through project companies incorporated in the jurisdiction where the exploration projects or assets are located. In addition, Gold Fields has in place a number of exploration projects in connection with mineral rights it holds which are adjacent to its active mining operations and advanced exploration projects in South Africa, Ghana, Peru, Venezuela and Australia. Gold Fields’ exploration program is headquartered in Denver, Colorado, which also acts as the regional office for the Americas, with regional offices in Oxford, England (responsible for Europe, the former Soviet Union and Africa), Perth, Australia (responsible for Australasia) and Santiago, Chile (responsible for South America). As of June 30, 2006, Gold Fields’ exploration team included 22 geologists, along with support staff.

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

Gold Fields has expanded its exploration activities in countries and regions where it has limited experience by means of equity investments in, and strategic alliances with, junior mining partners that are already operating in the relevant region with the requisite mining permits and approvals. Gold Fields has applied this strategy to exploration projects in Canada, Venezuela, Burkina Faso, China, and Sardinia, among others.

Generally, Gold Fields budgets to spend up to $10 per ounce of gold it produces on generative exploration, provided the opportunities offered warrant such expenditure. At high acquisition prices for gold prospects, the universe of gold prospects that may offer positive returns is limited and exploration efforts are carefully selected with strict economic criteria in mind.

In order to be considered by Gold Fields, generally an exploration project must have the potential to meet the majority of certain minimum target criteria, which Gold Fields refers to as the “Rule of Twos.” The Rule of Twos criteria require that a project has potential for a minimum of 2,000,000 ounces of reserves, production rates of greater than 200,000 ounces per year, cash cost of production of less than half the commodity price and a double-digit rate of return. If these criteria are met and the project fits within Gold Fields’ strategic development goals, Gold Fields will consider taking on the project. While the Rule of Twos represents a minimum target size for Gold Fields, the Company feels that any projects it chooses to undertake are likely to yield even greater targets through additional exploration and development.

Gold Fields’ goal in its search for quality assets is to have a breakeven cost defined as the sum of acquisition costs, total cash operating costs, capital costs and general and administrative costs of less than 75% of the estimated long-term gold price.

Gold Fields divides the different phases of a project’s development into what it refers to as the “resource triangle.” The resource triangle provides for the progression of an exploration project in five steps: (1) greenfield exploration, (2) initial drilling, (3) resource definition, (4) pre-feasibility study and (5) feasibility study. Greenfield exploration is generated by reviewing and ranking the most prospective terrains across the world and exploration areas are selected after considering country risk and strategic fit. In fiscal 2006, the Company established a specific Generative Exploration team to conduct prospective gold evaluations and develop new targets for exploration. Each regional exploration office continuously monitors and reviews projects in its region and targets projects at all stages of development. Once a project reaches the feasibility stage, a team from Gold Fields’ corporate development office evaluates the project with feedback regarding the project’s strategic implications.

Gold Fields’ Exploration Projects

The table below provides a breakdown of the number of projects in Gold Fields’ three exploration regions for each of the five phases of the resource triangle as of June 30, 2006. The table does not include exploration projects on sites adjacent to Gold Fields’ existing operations in South Africa, Ghana or Australia.

Phase	Europe and Africa	Australasia	The Americas
Feasibility	1	—	—
Pre-feasibility	1	—	—
Resource definition	1	1	1
Initial drilling	1	1	3
Greenfield	2	3	2

Gold Fields spent $36.5 million on exploration projects not adjacent to its mining operations and $27.0 million on equity investments in exploration-related, third-party companies during fiscal 2006. Gold Fields’ total exploration budget for projects not adjacent to its mining operations for fiscal 2007 is approximately $45.0 million, including for equity investments, which will be evaluated as identified throughout the year. In addition, Gold Fields spent $37.0 million on exploration at sites adjacent to its existing mining operations in fiscal 2006 and has budgeted approximately $28.4 million for fiscal 2007.

On July 10, 2002, Gold Fields announced that it had granted Mvelaphanda Resources Limited participation rights of up to 15% in Gold Fields’ precious metals exploration projects in Africa, after March 1, 2002. See “Major Shareholders and Related Party Transactions.”

Cerro Corona Project

The Cerro Corona Project forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. It lies approximately 90 kilometers by road north of the Department of Cajamarca’s capital city and near the village of Hualgayoc. Access to the Cerro Corona Project from Cajamarca is by means of two roads, one from Cajamarca to the Yanacocha Mine (45 kilometers), and then from Yanacocha to the village of Hualgayoc and the town of Bambamarca (45 kilometers).

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.72% economic and 92% voting interest in the Cerro Corona Project from a Peruvian family-owned company, Sociedad Minera Corona S.A., or SMC. The agreement called for a reorganization whereby the assets of the Cerro Corona Project were transferred to a Peruvian company named Gold Fields La Cima S.A. (formerly known as Sociedad Minera La Cima S.A.), or La Cima, in July 2004. The environmental impact assessment for the project was submitted to the Peruvian Ministry of Energy and Mines, or MEM, in May 2005. Following public consultation and comment, the MEM approved the environmental impact assessment on December 2, 2005. Gold Fields subsequently completed the purchase of a 92% voting interest (80.7% economic interest) in the Cerro Corona Project in January 2006, for a total consideration of $40.5 million. Gold Fields has now acquired all requisite additional permits to construct the mine and construction commenced in May 2006.

Following seating of a new Peruvian national government in July 2006 and regional and local elections in November 2006, communities in the Cajamarca Department have pressed existing operations, as well as La Cima, for greater involvement in the economic benefits of natural resource development. La Cima has accommodated these wishes through skills training and employment commitments, as well as utilization of local contractors and equipment. Although community issues may arise from time to time, La Cima remains committed to these programs to successfully build and operate the Cerro Corona mine.

The current schedule anticipates completion of the flotation mill and the commencement of commercial production in the second quarter of fiscal 2008. Gold Fields spent US$39 million in capital expenditure for Cerro Corona in fiscal 2006 and has budgeted an additional US$221 million of capital expenditure for fiscal 2007.

On November 14, 2006, La Cima entered into a US$150 million project finance facility agreement. See “Operating and Financial Review and Prospects—Recent Developments—Cerro Corona Facility.’’

Arctic Platinum Project

The Arctic Platinum Project, or the APP, is located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. The APP was set up in 2000 as a joint venture to develop potential platinum group metal deposits through surface and underground operations. Gold Fields held 51% of the APP during fiscal 2003, with the remainder owned by Outokumpu Oy, or Outokumpu, a Finnish industrial conglomerate with over 50 years’ experience designing and supplying technology for the mining and metallurgical industries. On September 11, 2003, Gold Fields exercised its pre-emptive right to acquire Outokumpu’s 49% interest in the APP, for consideration of $31 million, comprising $23 million in cash and Gold Fields ordinary shares worth $8 million.

On October 18, 2005, Gold Fields announced that it had entered into a letter of intent with North American Palladium Limited, or NAP, a Canadian platinum metals group producer, to form a joint venture to further explore mining properties and develop a mine at the APP.

On March 24, 2006, an Acquisition and Framework Agreement, or Acquisition Agreement, was entered into between NAP, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy. The Acquisition Agreement took effect from April 13, 2006 and, in accordance with the terms and conditions of the Acquisition Agreement, a Service Agreement was also entered into between Gold Fields Arctic Platinum Oy, NAP and North American Palladium Arctic Services Oy on March 24, 2006, pursuant to which NAP will provide services to the APP.

The APP’s location and geology are similar to that of NAP’s other properties and it is expected that NAP will be able to utilize its operating and development experience in the design and construction of a mine at the APP. The Acquisition Agreement provides that NAP will be granted an option to acquire up to a 60% undivided interest in the APP, including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland. NAP’s option to acquire its interest in the APP will vest upon NAP satisfying the following conditions on or before June 30, 2008: (i) completing a $7.5 million re-scoping study and exploration program; (ii) completing a $5.0 million feasibility study; and (iii) making a decision to develop a mine at the APP. In consideration for the acquisition of the 60% interest in the APP, NAP shall issue NAP common shares to Gold Fields with a value of approximately $45 million, based on the weighted average trading price on the American Stock Exchange for the 11 trading days commencing on October 11, 2005. The relevant share price was $4.88, meaning that NAP will issue 9,227,033 NAP common shares. Additionally, Gold Fields has an option to maintain its interest at 50%, by taking receipt of only 80% of the consideration shares, or 7,381,626 NAP common shares. During the option period NAP is the operator with the responsibility to manage and fund the project.

Upon NAP’s acquisition of an interest in the APP, a joint venture will be formed, with NAP holding a 60% interest and Gold Fields holding a 40% interest. The parties will enter into a Shareholders’ Agreement which will govern their respective interests in the APP. Gold Fields will have a back-in right to acquire an additional 10% interest in the joint venture, to be paid for by reducing the number of NAP common shares issued to Gold Fields by 20%. NAP will remain operator of the joint venture, which will be managed under a joint venture arrangement.

The APP is assessing two potential surface mineable deposits called Konttijarvi and Ahmavaara, which are referred to as the Suhanko Project. The Konttijarvi and Ahmavaara deposits are found in the Konttijarvi-Suhanko Intrusion, which forms part of the Portimo mafic layered complex situated in northern Finland. The feasibility study for the Suhanko Project was completed in the third quarter of fiscal 2005. Based on the results of the study, including a lower than expected mine head grade, prevailing metal market conditions and significant euro currency strengthening, Gold Fields decided to postpone the creation of a large-scale surface mining complex and to continue investigations into smaller scale, high-margin projects as well as offers from third parties. Exploration drilling at Konttijarvi and Ahmavaara continued until mid-August 2005.

On October 31, 2006, NAP announced the results of the first phase of drilling on the Narkaus (SK) Project, which is part of the APP and comprises three target areas: (i) Kuohunki, (ii) Nutturalampi and (iii) Siika Kama. These areas are being evaluated for their accretive potential and positive impact on the main project at Suhanko. The Suhanko Project is located within 20 kilometers of these deposits and is the subject of ongoing pre-feasibility work.

The US$6 million Phase One program, which began in February 2006, comprised a total of 49 diamond drill holes for 8,717 meters. These latest results are being modeled and it is expected that an updated mineral resource estimate will be completed and incorporated into the larger APP scoping study currently scheduled for completion in early to mid-2007.

During the next stage of work, NAP is expected to manage the exploration, engineering and evaluation activity on the APP. This work is to be divided into two phases: Phase I, a re-scoping study, which began on June 19, 2006, and Phase II, a feasibility study, the start of which is conditional on the outcome of the re-scoping study. NAP has contracted Aker Kvaerner ASA to complete the APP re-scoping study and P&E Mining Consultants Inc. to conduct the surface mine designs and optimization. Metallurgical test work is being conducted by SGS Lakefield Research to examine different processing options in an attempt to improve metal recoveries and reduce operating costs. The proposed exploration program will focus on the APP’s SK Reef and SJ Reef projects. The feasibility study is expected to generate a report with sufficient engineering detail and cost estimates in order for the APP to be considered for project financing or other suitable financing alternatives. The re-scoping and feasibility studies, once underway, are expected to take approximately 30 months to complete.

See also “Additional Information—Material Contracts—Arctic Platinum Project.”

Essakane Joint Venture

The Essakane Joint Venture, or EJV, is located 330 kilometers northeast of Burkina Faso’s capital city of Ouagadougou, adjacent to the artisanal miner village of Essakane. Gold Fields acquired 50% of the EJV from Orezone Resources Inc. in the last quarter of fiscal 2005, after reaching an aggregate project expenditure of US$8 million. In January 2006, Gold Fields also took over the management of the project and exploration program as provided by the EJV option agreement. The Essakane Main Zone deposit, or EMZ, is a near surface gold mineralized zone hosted within a volcano-sedimentary sequence in a greenstone belt. Fiscal 2006 expenditures were focused on drilling out and proving up the EMZ. An initial geologic block model of the EMZ was developed in May 2005, which Gold Fields used as the basis for a preliminary feasibility study on the EMZ. The study was completed in December 2005 and showed project viability in developing a surface mine and related facilities at Essakane. The completion of a new geological resource model has been delayed to the second quarter of fiscal 2007, pending confirmation of the geological model and resolution of sampling quality assurance. Gold Fields has the opportunity to obtain an additional 10% interest in the project by completing a bankable feasibility study, which began in early November and is expected to complete during fiscal 2007 if the project proceeds.

Living Gold

At the end of calendar 2002, Gold Fields initiated the Living Gold project, an export-oriented business which produces roses as part of the South African cut-flower industry. The rationale was to establish a job-creating, economically sustainable community investment project in the Carletonville area in which Gold Fields’ Driefontein mine operates. Living Gold involves a partnership with the Industrial Development Corporation, which owns 35% of the company. In fiscal 2006, Living Gold produced approximately 16.7 million stems and had revenue of approximately R16.8 million ($2.6 million). A program to expand the rose farm to 16 hectares of production was approved in fiscal 2006 and financing options are currently being assessed, with the goal of positioning the business to achieve long-term commercial viability and secure new contracts into the future.

Recent Developments

Acquisition of South Deep

On September 11, 2006, Gold Fields entered into an agreement with Barrick and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, or BGSA, which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited, or Western Areas, each hold an interest of 50%. The Barrick Gold—Western Areas Joint Venture owns the developing South Deep, located in the Witwatersrand basin near Johannesburg. At Gold Fields’ option, the total consideration can be paid in cash, or US$1.2 billion can be paid in cash with the remaining US$325 million payable through the issue to Barrick of such number of Gold Fields ordinary shares as is obtained by dividing the US$325 million consideration by the volume weighted average price of Gold Fields’ ADRs on the New York Stock Exchange for the five trading days preceding the closing of the transaction. Following receipt of the requisite approval from the competition authorities in South Africa on November 22, 2006, this transaction is scheduled to close on November 30, 2006.

In conjunction with Gold Fields’ acquisition of Barrick’s stake in the Barrick Gold—Western Areas Joint Venture and after consultation with the Board of Directors of Western Areas, Gold Fields undertook to make an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Western Areas’ principal asset is its 50% interest in South Deep. It also holds some mineral rights adjacent, or in close proximity, to South Deep and the hedge book described below. At the time it entered into the agreement with Barrick, Gold Fields owned 18% of the issued share capital of Western Areas and had entered into an agreement with JCI and certain of its subsidiaries regarding the acquisition of certain Western Areas shares owned by those subsidiaries, as described below. The Western Areas shares owned by JCI’s subsidiaries do not form part of the Offer. Under the Offer, which Gold Fields commenced on October 30, 2006, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares validly tendered into the Offer. This consideration is based on the amount payable by Gold Fields for BGSA’s 50% interest in South Deep, adjusted for the additional assets and liabilities of Western Areas. Gold Fields has not established a minimum acceptance threshold for the Offer and, accordingly, will be obligated to acquire any Western Areas shares validly tendered in the Offer. If Gold Fields acquires at least nine-tenths of the Western Areas shares that are the subject of the Offer, it may, pursuant to South African law, elect to compulsorily acquire the remaining Western Areas shares that are the subject of the Offer. Following receipt of the requisite approval from the competition authorities in South Africa on November 22, 2006, the Offer is now unconditional. The Offer will close on a date to be announced by Gold Fields.

In support of the Offer, Gold Fields, JCI, and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006, Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries (referred to herein as the JCI Transaction) in exchange for the issue to JCI of 9,450,000 Gold Fields shares (a ratio of 35 Gold Fields shares for every 100 Western Areas shares). This acquisition increased Gold Fields’ stake in Western Areas from 18% to 34.7%. JCI has agreed that it will hold the Gold Fields shares it received until the date upon which Western Areas shareholders are entitled to receive Gold Fields shares pursuant to the Offer. In addition, pursuant to the agreement, and with effect from November 14, 2006, the JCI subsidiaries granted Gold Fields call options and Gold Fields granted the JCI subsidiaries put options, subject to certain restrictions and conditions, in respect of the balance of a further 9.96 million Western Areas shares held by the JCI subsidiaries. In the case of both the put and the call options, the holder of the option is entitled to give notice to the granter of the option within 90 days after implementation of the JCI Transaction, which occurred on November 14, 2006, that it is considering exercising its option. The option must be exercised no more than 90 days from the date of the notice, although the JCI subsidiaries are not entitled to exercise their options during the first 60 days after giving the notice. Gold Fields gave notice of its intention of exercising its option on November 15, 2006. Should the call options be exercised by Gold Fields, Gold Fields’ interest in Western Areas would increase by 9.96 million shares to approximately 41% of the issued share capital of Western Areas. No option premiums are payable in respect of the call or put options. The agreement with JCI and its subsidiaries provides that, if at any time prior to the date that is three months after the effective date of the granting of the put and call options, Gold Fields acquires any Western Areas shares for consideration per Western Areas share greater than is payable to JCI or its subsidiaries under the agreement, Gold Fields must pay JCI and its subsidiaries the difference in respect of the Western Areas shares acquired from JCI and its subsidiaries.

In connection with the acquisition of BGSA and the proposed acquisition of Western Areas, GFIMSA entered into a US$1.8 billion credit facility with Citibank, N.A. London Branch, J.P. Morgan Plc, J.P. Morgan Europe Limited and other financial institutions, as set out in the agreement, on November 24, 2006. See “Operating and Financial Review and Prospects—Recent Developments—Acquisition of South Deep.’’

The following information concerning South Deep and Western Areas is known to Gold Fields only based on publicly available information (primarily filings by Western Areas with the JSE Limited) and certain due diligence materials made available to Gold Fields by Western Areas and Barrick. Publicly available information concerning South Deep and Western Areas may contain errors. Gold Fields has sought to ensure that this information has been accurately reproduced and has no knowledge that would indicate that any statement relating to South Deep or Western Areas contained in this annual report is inaccurate or incomplete. However, Gold Fields was not involved in the preparation of those statements and cannot verify them. See “Risk Factors—Gold Fields has not verified the reliability of the South Deep or Western Areas information included in this annual report.”

South Deep is situated adjacent to Kloof, in the Gauteng Province of South Africa. It is engaged in underground mining and comprises two shaft systems, the South Shaft Complex and the South Deep Twin Shaft Complex. The South Shaft Complex includes a main shaft and three sub-vertical shafts, one of which is used to hoist rock with a second being used to move personnel and materials, while the South Deep Twin Shaft Complex consists of a main shaft and adjoining ventilation shaft. Mining began at South Deep in 2002.

Production at South Deep currently is from the VCR, as well as the Upper Elsburgs (the Massives and the Individuals). The VCR occurs in the western extremity of the mining authorization. The Upper Elsburgs occur to the east of a north-northeast striking subcrop with the overlaying VCR and form part of an easterly divergent clastic wedge. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades and showing more proximal sedimentological attributes in the eastern sector of the mining authorization than the underlying Individuals.

The VCR is mined by conventional longwall mining methods, whereas the Upper Elsburgs are mined by a variety of methods ranging from conventional narrow reef stoping to mechanized mining (drift-and-fill and drift-and-benching). South Deep’s workings are at depth, and therefore require significant cooling infrastructure.

South Deep has a single plant with a nameplate capacity of 220,000 tons per month. The comminution phase involves SAG milling and ball milling while the treatment phase involves CIP treatment.

In May 2006, a loaded skip fell in the main shaft of the Twin Shaft Complex, causing significant damage and requiring the shaft to be closed while repairs are carried out. As a result, production has been significantly reduced as ore must be moved through the South Shaft Complex. Western Areas has reported that the main shaft of the Twin Shaft Complex is expected to be recommissioned in January 2007. Production has also been adversely affected as a result of a fire that broke out on August 31, 2006, which has caused the temporary closure of a portion of the mine.

In 2001, Western Areas entered into a long-dated derivative structure in respect of gold production from South Deep. The derivative structure, which is based on a series of bought and sold options on Western Areas’ share of South Deep’s gold production, took effect in the last quarter of 2001 and expires in mid-2014. According to Western Areas, it will have to deliver approximately 90% of its share of the gold production into the derivative structure for 2006 and, at current spot rates, some 58% in 2007, thereby reducing the opportunity to capitalize on the spot gold price. Western Areas also reported that as of September 30, 2006, the fair value of the instruments constituting the derivatives structure was US$(360,483,116), using a gold spot price of US$598.60 and an exchange rate of Rand 7.7643 per US$1.00. The premium payable for the options purchased by Western Areas as part of the derivative structure was US$250 million, payable at various pre-determined dates in the future. Western Areas reported that at September 30, 2006, the discounted value of the premium payable was US$139,630,503. Under the terms of the relevant options, a change of control of Western Areas without the consent of the option counterparties constitutes an event of default which may entitle the option counterparties to close out the positions. Therefore, if Gold Fields acquires control of Western Areas, the option counterparties could require Western Areas to immediately settle the outstanding options and pay the present value of the premium. In addition, Gold Fields understands that other circumstances may exist that would allow the option counterparties to close out the options. If the option counterparties elect to close out the options at a time when Western Areas is a subsidiary of Gold Fields, it could have an adverse effect on Gold Fields’ financial condition. Even if Western Areas is not required to immediately settle the outstanding options, it would receive only the option price for a significant portion of the production of South Deep and therefore Gold Fields would not benefit from any higher gold spot price.

Gold Fields believes that portions of the South Deep orebody could be accessed using the Kloof infrastructure. This could have the potential of increasing the rate at which the South Deep orebody is mined, as well reducing the unit cost of mining at both Kloof and South Deep. In addition Gold Fields intends to seek to identify other operational synergies between the two operations, which could include the provision of technical and financial services, the utilization of surface infrastructure such as workshops and offices, the procurement of consumables and supply chain management.

Insurance

Gold Fields holds insurance policies providing coverage for general liability, accidental loss or damage to its property, business interruption in the form of fixed operating costs or standing charges, material damage and other losses, some of which are insured, through a captive insurance company domiciled in

Gibraltar. Gold Fields’ insurance program does not insure all potential losses associated with its operations as some insurance premiums might be considered to be economically unacceptable, or the risk considered too remote to insure. Should an event occur for which there is no or limited insurance cover, this could affect Gold Fields’ cash flows and profitability.

Management believes that the scope and amounts of coverage of its insurance policies are adequate, taking into account the probability and potential severity of each identified risk, and in accordance with customary practice for a gold mining company of its size with multinational operations. Gold Fields’ insurance program does not insure all potential losses associated with its operations, as some insurance premiums may be economically unacceptable or the risk of an occurrence may be considered too remote to warrant insurance. See “Risk Factors—Gold Fields’ insurance coverage may prove inadequate to satisfy potential claims.”

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

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. Under the terms of the New Minerals Act, all prospecting and mining operations are to be conducted according to an environmental management plan which must be approved by the Department of Minerals and Energy.

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan. In addition, during the operational life of the mine they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The trust fund system enables payments to be made in a tax-efficient way, while providing comfort to the regulators that the operator has the means to restore any mine after operations have ceased. As of September 30, 2006, Gold Fields had contributed a total of approximately Rand 500.1 million, including accrued interest, to the fund. Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14000 for all surface portions of its South African operations. Gold Fields’ non-South African operations received full ISO 14001 certification in fiscal 2003.

In addition, Gold Fields became a signatory to the International Cyanide Management Code, or Cyanide Code, on November 3, 2005, along with nine gold companies and five cyanide manufacturers. All of Gold Fields’ operations, including the South African operations, are committed to complying with the Cyanide Code. The implementation structure of the Cyanide Code allows the operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

The National Water Act was implemented in 1998 and introduced a fundamental shift in the law governing South Africa’s water resources. All water in the hydrological cycle became the property of the State held in trust for the people of South Africa. The result of which is that all water users are required to re-register their water uses in terms of the legislation. In addition, the National Water Act governs waste water and waste discharge into water resources. Gold Fields is lawfully removing water from its South African mines and, while there has been a delay in processing the water license application at Driefontein, which was submitted within the time limits, in respect of the Driefontein mine Gold Fields has engaged the relevant authority, the Department of Water Affairs and Forestry, or DWAF, to address this issue. While there is some uncertainty regarding the water quality parameters applicable to the removed water, Gold Fields is engaging the DWAF in order to obtain clarity.

In September 2005, certain sections of the National Environmental Management Air Quality Act came into force. In the past, certain air polluting activities were allowed to be carried on provided that the operator registered the activity and was granted permission from the authority with responsibility for air quality in the region. However, the Air Quality Act sets more onerous specific standards which companies will be required to achieve. It is envisaged that the Air Quality Act will be fully phased in over the next few years. The sections relating to dust emissions and odor became operational in 2006.

On July 3, 2006, new environmental impact assessment regulations were promulgated under the National Environmental Management Act. To the extent that the new regulations are specifically directed at mining operations, they will only become effective in 2007. The new regulations introduce a fundamental change in this area of the law for the mining sector. Previously, the Department of Minerals and Energy had primary responsibility for authorizing the environmental impacts of mining operations, although other departments played a secondary role in approving certain aspect of mining-related activities. Under the new regulations the Department of Environmental Affairs, will play a greater role in the environmental impact assessment decision-making process. The new regulations introduce a more complex regime for environmental impact assessments that includes a two-tiered assessment process. When the new regulations become effective as to mining operations, they will impact on reconnaissance, exploration, prospecting and mining activities, as currently defined in the Minerals and Petroleum Resources Development Act. This will result in more stringent requirements in obtaining environmental approval for new mining activities and, potentially, in the case of recommissioning old operations, which could increase Gold Fields’ costs for obtaining the approvals. In addition, Gold Fields is taking steps to comply with the new regulations. To the extent that the new regulations may be interpreted as having any retroactive effect, Gold Fields may need to implement corrective actions or may be faced with nominal fines.

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

The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Gold Fields to employees from its existing facilities. Pursuant to changes in the Occupational Diseases Act, Gold Fields may experience an increase in the cost of these services. See “Risk Factors—Gold Fields’ operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens.” This increased cost, should it transpire, is currently indeterminate.

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

Under the New Minerals Act, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals and Energy, or the Minister, when exercising her discretion whether to grant these applications including, for example, evidence of an applicant’s ability to conduct mining operations optimally. In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields’ mining licenses under the old regulatory regime at Driefontein, Kloof and Beatrix into licenses under the new regime.

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

To achieve these objectives, the charter requires that, within five years of its May 1, 2004 effective date, each mining company achieves a 15% HDSA ownership of mining assets and, within 10 years of that date, a 26% HDSA ownership of mining assets. Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The charter envisages measuring progress on transformation of ownership by:

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

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvela Transaction, involving the acquisition by Mvela Resources of a 15% beneficial interest in the South Africa gold mining assets of Gold Fields for cash consideration of R4,139 million. See “Operating and Financial Review and Prospects—Overview—Mvelaphanda Transaction.” The

Mvela Transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the mining charter coming into effect. There is no guarantee, however, that the Mvela Transaction will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10 year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the mining charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. See “Risk Factors—Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens—The New Minerals Act.” Management believes that Gold Fields is well positioned to meet the requirements of the mining charter within the prescribed periods.

The Royalty Bill.   On March 20, 2003, the draft Mineral and Petroleum Royalty Bill was released for public comment. After extensive consultation, the draft Mineral and Petroleum Royalty Bill was revised and this revised bill, or the Royalty Bill, was published on October 11, 2006, affording stakeholders a further opportunity to provide comments.

The Royalty Bill proposes to impose a royalty payable to the State which, in the case of gold mining companies, would be 3% in respect of the gross sales value of unrefined gold and 1.5% in respect of the gross value of refined gold. Gold is regarded as refined once it is processed to at least 99.5% purity and, accordingly, most companies in the South African mining sector, including Gold Fields, are likely to pay the refined rate. The Royalty Bill envisages that the royalty will become payable from May 1, 2009.

If adopted, in either its current or a further revised form, the Royalty Bill could have an adverse effect on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Risk Factors—Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens—The Royalty Bill.”

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

If land is restored without fair compensation it is possible that a constitutional challenge to the restoration could be successful. Once a notice of a land claim has been published in the Government Gazette the rights of any person in respect of such land are restricted in that he may not perform certain actions, including, but not limited to, selling, leasing or developing such land, unless the Regional Land Claims Commissioner has been given one month’s written notice. The Commission is obligated to notify the owner of land in respect of which a claim has been lodged or any other party which might have an interest in a claim. All claims were required to be lodged with the Commission by December 31, 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. However, new land claims may only be instituted after December 31, 1998, if an original claim was filed incorrectly. Gold Fields has not been notified under the Land Claims Act of any land claims against it but it may be notified of claims in the future. If Gold Fields is notified of land claims in the future, these claims could have a material adverse effect on Gold Fields’ right to the properties to which the land claims relate. See “Risk Factors—Gold Fields’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.”

The Restitution of Land Rights Amendment Act, or the Amendment Act, became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which promotes restitution to those entitled or would encourage alternative relief to those not entitled. See “Risk Factors—Gold Fields’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.”

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

SARB approval is required for Gold Fields and its South African subsidiaries to receive loans from and repay loans to non-residents of the Common Monetary Area. Repayment of principal and interest on such loans will usually be approved where the payment is limited to the amount borrowed and a market-related rate of interest.

Funds raised outside of the Common Monetary Area by Gold Fields’ non-South African resident subsidiaries (whether through debt or equity) can be used for overseas expansion, subject to any conditions imposed by the SARB. Gold Fields and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of Gold Fields’ subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area. Debt raised outside the Common Monetary Area by Gold Fields’ non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Absent SARB approval, income earned in South Africa by Gold Fields and its South African subsidiaries cannot be used to repay or service such foreign debts. Also, absent specific SARB approval, income earned by one of Gold Fields’ foreign subsidiaries cannot be used to finance the operations of another foreign subsidiary.

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

Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields seeks further SARB approval prior to applying any such funds to a specific use. Any limitations imposed by the SARB on Gold Fields’ use of the proceeds of a capital raising could adversely affect Gold Fields’ financial and strategic flexibility. See “Risk Factors—Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.”

In his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium-term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. There have subsequently been further indications from the Ministry of Finance that it remains the government’s intention to gradually phase out the remaining exchange controls over time.

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and individuals with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are also required under the Minerals and Mining Act, 2006 (Act 703), or the Minerals and Mining Act, to obtain all necessary approvals from the Environmental Protection Agency and the Forestry Commission before undertaking mining operations. The Minerals and Mining Act also requires mines to comply with all laws for the protection of the environment.

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

In Ghana, environmental management plans are submitted every three years and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Updated reclamation plans are submitted to the EPA every two years with readjustment of the calculated bond. Gold Fields Ghana has posted a reclamation bond of $7.4 million representing 50% of the liability estimated to have occurred by December 2005. Estimated rehabilitation costs totaling $17.8 million and $3.1 million are forecast over each of Tarkwa and Damang’s life of mine, respectively. Reclamation bonds are assessed based on 50% of the agreed estimated rehabilitation costs for the two-year period after the date of the last reclamation plan. Gold Fields Ghana was required to submit updated reclamation plans for a revision of its existing reclamation bond in early 2006. However, with the proposed expansion at the Tarkwa mine, Gold Fields Ghana has been advised by the EPA that a new reclamation security bond must be entered into. Gold Fields has been asked to submit an updated reclamation plan after the approval of its new environmental impact statement.

Gold Fields Ghana has an environmental permit for the Tarkwa property. Gold Fields Ghana has been issued an environmental certificate dated October 27, 2003 which expired on October 26, 2006. The EPA has advised Gold Fields Ghana that given the proposed expansion of its CIL and heap leach facilities, Gold Fields Ghana should undertake a new environmental impact statement, or EIS, and prepare a new environmental management plan, or EMP. Once the EIS and EMP are approved, it is expected that the EPA will issue a new environmental permit which will replace the existing environmental certificate. Pending the submission and approval of the new EIS and EMP, Gold Fields Ghana expects to be able to continue to operate Tarkwa.

Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in Ghana. Gold Fields’ operations in Ghana received full certification under ISO 14001:1996 in fiscal 2003, and the operations were re-certified under ISO 14001:2004 in May 2006 for a further three years.

Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including the Ghanaian operations, are committed to complying with the code. The implementation structure of the code allows the Ghanaian operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

Abosso has submitted the required environmental management plans and reclamation plans and is in compliance with all permit, certificate and reclamation requirements. An environmental certificate for the Damang mine was issued on October 9, 2003 for a two-year period to October 8, 2005. Following submission of Damang’s Environmental Management Plan 2005 to 2008 in August 2005, on January 23, 2006 this certificate was renewed for a further three years.

Abosso was the first mining company in Ghana to sign a reclamation security agreement, in May 2001. This agreement was re-negotiated to include rehabilitation cost estimates in respect of additional expansion areas of the mine and to take account of a reduction in its reclamation liability after achieving certain prescribed reclamation criteria for a portion of the mining area covered by its lease. An amended and restated reclamation security agreement for Damang was signed in March 2003. In October 2005, Abosso submitted a new costed reclamation plan for the Damang gold mine to the EPA in support of amending the existing bonding arrangements. In April 2006, Abosso provided the EPA with a revised draft reclamation security agreement. The draft reclamation security agreement is based on calculated rehabilitation costs totaling $5.8 million forecast over the life of mine. Abosso has posted a reclamation bond (in the form of an irrevocable letter of credit) of $2.0 million and deposited $200,000 cash to secure the existing agreement.

Health and Safety

A mine owner is statutorily obligated to, among other things, take steps to ensure that the mine is managed and worked in accordance with the provisions of the Mining Regulations, 1970 L.I. 665, which provide for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken at every mining operation to ensure the safety and health of mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety in the mine. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offense. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer adverse consequences. See “Risk Factors—Gold Fields’ operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.”

On September 12, 2003, the National Health Insurance Act, 2003 (Act 650) came into effect. The act requires every person resident in Ghana to belong to either a public or private health insurance scheme. To fund the National Health Insurance Fund, the act imposes a levy of 2.5% on goods and services produced or provided in, or imported into, Ghana. By the National Health Insurance (Commencement of Levy) Instrument, 2004 (L.I. 1973), the imposition of the levy came into force on August 1, 2004. Certain types of machinery used in mining, as well as water and certain types of fuel, are exempt from the levy. Employers who establish or contribute to a private health insurance scheme are not exempt from payment of the levy. As a result, the imposition of the levy could increase Gold Fields’ costs with respect to goods and services utilized in Ghana, including labor costs. See “Risk Factors—Gold Fields’ operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.”

Mineral Rights

Gold Fields Ghana holds five mining leases in respect of its operations at the Tarkwa property, each dated April 18, 1997, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for its operations at the former Teberebie property. The Tarkwa property mining leases all expire in 2027 and the Teberebie property mining leases both expire in 2018. Under the provisions of the Minerals and Mining Law, 1986 (PNDCL 153), or the Minerals and Mining Law, and the terms of the mining leases, all of the Tarkwa property and Teberebie property mining leases are renewable by agreement between Gold Fields Ghana and the government of Ghana.

Abosso holds a mining lease in respect of the Damang mine dated April 19, 1995, as amended by an agreement dated April 4, 1996. This lease expires in 2025. Abosso also holds a mining lease in respect of Lima South, dated March 22, 2006, which expires in 2017. As with the Tarkwa and Teberebie mining leases, these leases are renewable under their terms and the provisions of the Minerals and Mining Law by agreement between Abosso and the government of Ghana.

In addition, under Ghanaian law, the Tarkwa property mining leases are subject to the ratification of Parliament. The Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the government of Ghana, has submitted the Tarkwa property leases for parliamentary ratification, but they have not yet been ratified. See “Risk Factors—Gold Fields’ mineral rights in Ghana are currently subject to regulations, and will become subject to new regulations, which could impose significant costs and burdens.”

A license is required for the export, sale or other disposal of minerals and the permission of the Chief Inspector of Mines is required to remove minerals obtained by the holder of a mineral right. Under Ghanaian law, the government has the right to compel the sale to it of all mineral rights obtained in Ghana and all products derived from the refining or treatment of minerals. However, the current project development agreement between, among others, Gold Fields Guernsey Limited (now Gold Fields BVI) and the government of Ghana, entitles Gold Fields to export and sell its entire production of gold and by-products. In respect of Abosso, the government has agreed pursuant to a deed of warranty dated April 26, 1996 not to exercise these pre-emption rights for as long as Abosso follows such procedure for marketing its products as may be approved by the Bank of Ghana acting on the advice of the Minerals Commission.

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

The Minerals and Mining Act, which amends Ghana’s minerals and mining laws, has been passed by the Ghanaian Parliament and, on March 22, 2006, was assented to by the President, making it law. On March 31, 2006, the Minerals and Mining Act was published in the Ghana Gazette, bringing it into force. Although the Minerals and Mining Act repealed the Minerals and Mining Law, and the amendments to it, the Minerals and Mining Act provides that leases, permits and licenses granted or issued under the repealed laws will continue under those laws unless the Minister responsible for minerals provides otherwise by regulation. Therefore, unless and until such regulations are passed in respect of Gold Fields’ mineral rights, the Minerals and Mining Law will continue to apply to Gold Fields’ current operations in Ghana.

The major provisions of the Minerals and Mining Act are as follows:

•       the government of Ghana’s right to a 10% free carried interest in mineral operations is restricted to mining leases. The government may participate further in mineral operations upon agreement with the holder;

•       mineral rights in land over which mineral rights have been granted may not be granted to any other person in respect of the same minerals;

•       introduction of a new system for demarcating the land, referred to as the cadastral system, whereby land is demarcated in blocks. Under the new system, a mining lease area may not be less than one block or more than 300 contiguous blocks. A block is defined as 21 hectares;

•       mining companies which have invested or intend to invest at least $500 million may benefit from stability and development agreements, relating to both existing and new operations, which will serve to protect holders of current and future mining leases for a period not exceeding 15 years against changes in laws and regulations generally and in particular relating to customs and other duties, levels of payment of taxes, royalties and exchange control provisions, transfer of capital and dividend remittances. A development agreement may contain further provisions relating to the mineral operations and environmental issues. Each stability and development agreement is subject to the ratification of Parliament;

•       provisions requiring the renewal of a mining lease for a further period of up to 30 years once the holder has made an application for renewal pursuant to terms of the lease if the holder is in material compliance with its obligations under law and under the lease;

•       provisions restricting royalty rates to not more than 6% or less than 3% of the total revenue of minerals; and

•       changes to the definition of a “mining company.” Under the Minerals and Mining Law, a mining company is defined as a company which or whose subsidiary is the holder of a mining lease. The Minerals and Mining Act defines a mining company as “a company which or whose subsidiary is the holder of a mineral right” (holders of mineral rights include prospecting and reconnaissance license holders) and excludes companies listed on a stock exchange and companies whose holding in mining companies or whose subsidiary’s assets are less than 50% of the market value of their total assets. The effect of this re-definition is that persons seeking to become controllers of prospecting or reconnaissance license holders as well as mining lease holders are required to seek the approval of the Minister responsible for mines. Further, mineral rights holders are required to notify the Minister of changes in control. Additionally, similar to its rights currently in respect of companies holding mining leases, the government of Ghana is entitled to a “special share” in prospecting or reconnaissance license holders. See “—Government Option to Acquire Shares of Mining Companies.”

Under the Minerals and Mining Act, neither a landowner nor any other person may search for minerals or mine on any land without having been granted a mineral right by the Minister responsible for mines. Additionally, even if a mineral right granted under the Minerals and Mining Law is made subject to the Minerals and Mining Act, the Act provides that this shall not have the effect of increasing the holder’s costs, or financial burden, for a period of five years.

Recent Fiscal Measures

The Ghanaian elections of 2000 resulted in the principal opposition party winning and therefore forming the present government which was re-elected in 2004. Since this government came into power it has passed legislation imposing a national reconstruction levy for the calendar years 2001 and 2002, which in the case of mining companies is 2.5% of operating profit. This levy was extended for the calendar years 2003, 2004 and 2005. Additionally, the current government of Ghana has introduced measures imposing levies on mining equipment previously exempt from customs duty.

On March 1, 2006, the Income Tax Rates (Amendment) Regulations, 2006 (L.I. 1820) reduced the corporate tax rate from 28% to 25% and the national reconstruction levy has been eliminated in respect of certain companies, including Gold Fields Ghana and Abosso.

Government Option to Acquire Shares of Mining Companies

Under Ghanaian law, the government is entitled to a 10% interest in any Ghanaian company which holds a mining lease in Ghana without the payment of compensation. The government of Ghana has already received this 10% interest in each of Gold Fields Ghana and Abosso. The government also has the option, under the Minerals and Mining Law, of acquiring an additional 20% interest in the share capital of mining companies whose rights were granted under the Minerals and Mining Law at a price agreed upon by the parties, at the fair market value at the time the option is exercised, or as may be determined by international arbitration. The government of Ghana exercised this option in respect of Gold Fields Ghana and subsequently transferred the interest, which now forms part of the IAMGold interest in Gold Fields Ghana. The Government of Ghana retains this option to purchase an additional 20% of the share capital of Abosso. As far as management is aware, the government of Ghana has not exercised this option for any other gold mining company in the past.

Under the Minerals and Mining Law, which continues to apply to Gold Fields Ghana’s operations, and under the Minerals and Mining Act, the government has a further option to acquire a “special share” in a mining company for no consideration or in exchange for such consideration as the government and that company shall agree. This interest, when acquired, constitutes a special share which gives the government the right to attend and speak at any general meeting of shareholders, but does not entitle the government to any voting rights. The special share does not entitle the government to distributions of profits of the company which issues it to the government. The written consent of the government is required to make any amendment to a company’s articles of incorporation relating to the government’s option to acquire a special share. Although the government of Ghana has agreed not to exercise this option in respect of Gold Fields Ghana, it has retained this option for Abosso.

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

During the first half of 2000, the central bank, or the Bank of Ghana, requested mining companies, including Gold Fields Ghana and Abosso, to repatriate an additional 25% of their revenues to foreign currency accounts with local banks. Gold Fields Ghana and Abosso were specifically asked to do so by letter from the then Minister of Finance. Gold Fields Ghana responded that it was at the time repatriating more than its required percentage of revenues to Ghana and expected to continue to, although it could not guarantee that it would, do so for the foreseeable future. Neither Gold Fields Ghana nor Abosso has heard anything further from either the Bank of Ghana or the Minister of Finance. Because of its need to fund operating costs for the Ghana operation, Gold Fields currently repatriates approximately 40% of revenues from the Ghana operation to Ghana. The Bank of Ghana or the Ministry of Finance may in the future request or direct Gold Fields to repatriate higher amounts to Ghana. Management believes that Gold Fields Ghana is entitled to rely on the provisions of the foreign exchange retention account agreement for the duration of the Tarkwa mining leases.

Australia

Environmental

While Australia’s national government retains the power to regulate activities which impact upon matters of national environmental significance, the Constitution vests the power to legislate environmental matters principally in the states. Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia. The Western Australia Environmental Protection Act 1986 and Mining Act require, among other things, that Gold Fields obtains environmental licenses, work approvals and mining licenses to begin mining operations.

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

The Contaminated Site Act 2003 is expected to come into effect in late 2006. This legislation will require Gold Fields to report known or suspected contaminated sites. Gold Fields may also be required to remediate an affected site if there is contamination that is likely to cause harm to human health or the environment. The government of Western Australia recently amended the Environmental Protection Act 1986 to create new offenses in relation to environmental harm (some of which provide for strict liability) and other obligations with which Gold Fields must comply. One of the purposes of these amendments is to broaden the Department of Environment and Conservation’s power to prosecute for environmental harms. As a result, Gold Fields’ exposure to prosecution for environmental harms may be increased. Further, as a result of these changes, Gold Fields’ environmental duties and responsibilities will be increased, which could impose significant costs and burdens. See “Risk Factors—Gold Fields’ operations in Australia are subject to environmental regulations which could impose significant costs and burdens.”

Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including its Australian operations, are committed to complying with the code. The implementation structure of the code allows operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

Health and Safety

The Western Australia Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, regulates the duties of employers and employees in the mining industry with regard to occupational health and safety and outlines offenses and penalties for breach. The regulations prescribe specific measures and provide for inspectors to review the work site for hazards and violations of the health and safety requirements. A violation of the health and safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. However, mine owner liability for contractors’ employees and labor hire employees under the Safety and Inspection Act extends only to matters over which the employer has the capacity to exercise control. See “Risk Factors—Gold Fields’ operations in Australia are subject to health and safety regulations which could impose significant costs and burdens.”

The Safety and Inspection Act was amended in April 2005 and the changes include:

•       a new regime of penalties characterized by significant increases (particularly in relation to companies), higher penalties for repeat offenses, and new offenses of causing death or serious harm through “gross negligence,” which attract high penalties including the option of imprisonment;

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

The Aboriginal heritage laws protect sites of significance to Aboriginal people which have ongoing ethnographic, archaeological or historic significance. Gold Fields is aware of several Aboriginal heritage sites on its tenements. However, it does not believe that the protected status of these sites will materially affect its current operations in Australia. See “Risk Factors—Gold Fields’ tenements in Australia are subject to native title claims and Aboriginal heritage sites which could impose significant costs and burdens.”

Venezuela

Environmental

Pursuant to article 19 of the Organic Environmental Law, enacted in 1976, or the Environmental Law, activities that threaten to degrade the environment, or Threatening Activities, are subject to the control of the Ministry of Environment and Natural Resources, or the Ministry of the Environment. Various decrees established regulations, standards and procedures applicable to individuals and corporations carrying out Threatening Activities. The most important of these regulations include: (i) regulations for activities that may provoke changes in streams, obstruction of channels and sedimentation problems; (ii) regulations for the control of toxic residues; (iii) regulations for the control and management of non-toxic solid residues; (iv) regulations for the control of gas or particle emissions; and (v) regulations for the control of liquid effluents. These technical regulations must be considered in the development of mining projects and non-compliance with the above listed regulations may result in criminal, civil and administrative liabilities, pursuant to the Criminal Environmental Law, enacted in 1992.

In order for mining companies, including Gold Fields, to conduct exploration/exploitation activities in Venezuela, the following permits are required:

•       Authorization for Occupation of Territory, or Occupation Permit:   This permit authorizes a company’s presence at a location, but not the undertaking of any activity. Regulations published under the Decree Law of Mines of 1999, or the Decree Law of Mines, in 2001, require that an Occupation Permit be approved before the granting of mining concessions.

•       Authorization for Usage of Natural Resources for Exploration, or Exploration Permit:   After the occupation permit is granted, a mining company must file an application for an exploration permit with the Ministry of the Environment. The exploration permit must include a brief description of the proposed project, measures for preventing, mitigating and correcting environmental impact and the conditions and recommendations for the exploration phase. Exploration permits must contain, among others things, the following information: (i) the exploration program; (ii) the quantity of natural resources to be affected by the exploration phase; (iii) identification of impact to the areas to be affected by the exploration; and (iv) a mitigation and recovery plan which must contain plans for the treatment of solid toxic and non-toxic residues, recovery measures for affected ground, topography and drainage, a reforestation plan and an estimated annual cost. An Environmental Supervision Plan, or Supervision Plan, must be filed as part of the Exploration Permit application (in practice, Supervision Plans are filed after the issuance of the Exploration Permit). The Supervision Plan sets forth the manner in which the execution of the project will be evaluated and controlled.

•       Authorization for Usage of Natural Resources for Exploitation, or Exploitation Permit:   An application for an Exploitation Permit must be filed with the Ministry of the Environment prior to the commencement of exploitation activities. The Exploitation Permit must include: (i) a brief description of the proposed project; (ii) a description of plans to prevent, mitigate and correct the environmental impact of the project; and (iii) and the conditions under which the environment may be affected or impacted. A bond issued by a local bank or insurance company must be posted in order to guarantee the execution of the measures necessary for the reclamation of the area and the reduction of the impact of mining activities on the environment during the exploitation phase.

Health and Safety

In general, employees working in Venezuela are subject to Venezuelan labor laws as set forth in the Organic Labor Law, or the Labor Law, even if they are employed by a foreign corporation. Under the Labor Law, an employer is liable to employees or their relatives, as the case may be, for work-related accidents and occupational illnesses suffered by them, unless such accidents: (i) occur due to force majeure events; (ii) derive from the intentional will of the employee; (iii) occur while an individual is performing an occasional service for the employer which is not related to the company’s business; or (iv) occur in the course of work undertaken by the employee working from his own domicile. The Labor Law provides for indemnification payments of up to two years’ salary, but not in excess of 25 times the applicable monthly minimum salary. As of June 30, 2006, the minimum monthly salary was VEB 465,750 (US$216.63 at the official rate). The payment of indemnification is triggered when the accident derives from the service or is directly related to it, whether or not there is fault or negligence of the employer or the employee. Furthermore, as an employer engaged in mining activities, Gold Fields faces potential liability arising from injuries to, or deaths of, workers, including workers employed by its contractors.

Venezuela’s Organic Law of Work Conditions, or the Organic Law, imposes on employers the obligation to maintain a work environment where employees are safeguarded against work-related accidents and illnesses. The Organic Law imposes certain obligations on employers which can be onerous, such as the implementation and maintenance of medical services and the creation of employer-employee committees in charge of coordinating policies related to work and safety procedures, conditions and precautions. In case of infringement, the Organic Law provides for penalties, including criminal liability where an employee’s injury results from the negligence of his or her employer or the employer’s non-compliance with legal requirements.

For further discussion regarding Venezuela’s labor laws, see “Directors, Senior Management and Employees—Employees—Labor Relations—Venezuela.”

Mineral Rights

Under the Mining Law of 1945, in Venezuela mining rights were claimed freely by virtue of the conduct of prospecting, exploration or exploitation activities, subject to special “reserved” areas held by the State. In February 1976, the Venezuelan government declared as “reserved” all minerals and all type of deposits in the country, thus eliminating the free prospecting and claim system, and the grant of discretionary concessions became the only system available for the private development of exploration and mining activities. Pressure for improved procedures for granting mining rights prompted the government to issue new decrees in 1990, under which the Ministry of Energy and Mines (now known as the Ministry of Basic Industries and Mining) or the Ministry of Mining, was instructed to assign its direct mining rights on alluvial and vein bauxite, gold and diamonds in the Guayana region to Corporación Venezolana de Guayana S.A., or CVG, a governmental development entity. The decrees authorized CVG to grant mining rights to private investors by way of contracts.

Conflicts over the power to assign mining rights between the Ministry of Mining and CVG provoked the amendment in 1993, and the revocation in 1994, of CVG’s right to assign mining rights. However, all mining contracts granted by CVG to individuals and corporations under the revoked right remain in full force and effect.

Pursuant to the Decree Law of Mines, which was enacted in 1999 and reflects current Venezuelan law governing mining rights, all mineral deposits are the property of the Venezuelan State. The Decree Law of Mines regulates the assignment of mining rights, as well as the activities ancillary to mining such as transport, commerce and exports of minerals, requiring authorizations or registration for most of these activities. Furthermore, the Decree Law of Mines includes procedures for guaranteeing mining concession and contract holders the rights to use the land necessary for their activities, through rights of way, temporary occupation of land and even expropriation. The Decree Law of Mines includes provisions on reversion of assets at the end of the concession term, a system of penalties and termination of concessions and limitations restricting certain individuals from directly or indirectly owning mining rights (e.g., public servants and their families and foreign governments).

When the Decree Law of Mines was enacted, it contained a transitional provision, valid for the 12-month period following enactment, which allowed the holders of mining contracts awarded by CVG to convert such contracts into concessions issued by the Ministry of Mining, in order to enhance the nature of the mining rights derived from such CVG contracts. The transitional provisions allowed, but did not require, the holders of mining contracts to request the conversion of their contracts into concessions, subject to several conditions. Approximately 340 contract holders applied for conversion during this transitional period, but only a few conversions were issued.

In September 2003, the authority to oversee compliance of the contracts granted by CVG was transferred to the Ministry of Mining. The withdrawal of the authority of CVG to issue mining rights in the Guayana region and the long delays and refusals of the Ministry of the Environment to issue environmental permits has stalled many ongoing mining projects and prevented the start of new ones.

In general, the Decree Law of Mines provides for three forms of holding mining rights in a particular area:

•       Direct exploitation:   Direct exploitation rights may be awarded by a simple resolution of the Ministry of Mining, to whomever it sees fit, and there are no limits on the area size or duration of such rights.

•       Exploration and subsequent exploitation concessions:   Exploration and subsequent exploitation concessions are granted to individuals or corporations, foreign or national, through a procedure set forth in the Decree Law of Mines, which is substantially similar to the one established in the Mining Law of 1945 for discretionary concessions; it includes the approval by the Ministry of Mining of the technical and financial capacity of the applicant as well as an opposition period for claims by third parties. Concessions are granted only to mine the minerals described in the mining title. If a deposit of a different mineral is found, the concession holder has to give notice to the Ministry of Mining, which may decide to mine it directly (usually through an “agreement” with the concession holder) or to award it by way of a concession, for which the concession holder will have a preferential right.

The Decree Law of Mines instructed the Ministry of Mining to create a “mining grid” covering all the territory of the country. This grid created “units” with a surface of between 493 and 513 hectares (one degree north-south by one and a half degrees east-west) depending on the location of the units (nearness to the equator). Areas of concessions are measured by these units and also by “lots,” which are equal to the size of 12 units (5,196 to 6,156 hectares). One concession holder cannot hold more than two lots, or 24 units, at the same time. Once a lot has been explored, the concession holder can only keep a maximum of six adjacent units for mining. The remaining units have to be returned to the Ministry of Mining.

Concessions are granted for an initial exploration period of three years, which can be extended for one additional year. Within the exploration period the concession holder must carry out an exploration plan, select the units for exploitation (which cannot exceed 50% of the total concession area) and complete a feasibility study. The selection of units for exploitation together with the feasibility study must be presented to the Ministry of Mining for approval. Once approved, a Certificate of Exploitation is granted over the selected units, which grants the right to exploit the actual concessions. After a Certificate of Exploitation is granted, the concession term may not exceed 20 years, plus possible discretionary extensions that cannot exceed 10 years each and 20 years in aggregate. Concessions must be brought into production within seven years from the date of publication of the Certificate of Exploitation and, once begun, exploitation cannot be suspended for more than a year, save in the case of force majeure events with the approval of the Ministry of Mining.

Assignments of concessions, sales of any assets used in the concession and major agreements, including concession leases, have to be approved by the Ministry of Mining. At the end of the term of the concession, all concession-holder’s assets used in the concession and any land acquired for the purpose of the concession revert to the State at no cost.

•       Authorizations for small miners:   Small mining is limited to Venezuelan individuals or corporations. Although there are no parameters to define small-scale mining, the Decree Law of Mines establishes that authorizations for small-scale mining will not exceed an area of 10 hectares, with a term no longer than 10 years and to be worked by not more than 30 miners/workers. Small miners can form communities or co-operatives to improve the efficiency of their mining operations.

Notwithstanding the foregoing, the Venezuelan government is currently discussing a reform to the Decree Law of Mines with the National Assembly. It appears that the goals of this reform are to immediately assume control of inoperative mining concessions and then, in the longer term, assume control of mining operations. The proposed model follows the new guidelines applied to Venezuela’s oil sector in the case of operational agreements. Although there are several versions of the proposed law, if the reform is accepted, it is likely that private investors will be allowed to participate in mining projects only through mixed companies where the government has majority equity participation.

The current draft law, however, contains a grandfathering provision, pursuant to which concessions, such as the ones leased to the relevant Gold Fields subsidiaries in Venezuela, which are in good standing will be allowed to continue until their natural expiration. Gold Fields expects that this grandfathering provision would ensure its mining rights over most of the areas under its control in Venezuela, at least until expiration of the natural terms of the concessions. However, the draft of this proposed mining law reform is still subject to change and there are no indications as to how concessions which have not obtained their Certificate of Exploitation will be treated. Additionally, the draft law contains a provision which orders the Ministry of Mining to proceed with the termination of CVG contracts which were not converted into mining concessions during the 12 month transitional period provided for under the Decree Law of Mines.

Exchange Controls

On January 21, 2003 the Venezuelan government authorized the Ministry of Finance to agree with the Venezuelan Central Bank, or the Central Bank on certain temporary measures, which limit the free conversion of Bolivars into foreign currency and the transfer of funds outside Venezuela.

On February 5, 2003, the Ministry of Finance and the Central Bank entered into Exchange Agreement No. 1 and Exchange Agreement No. 2. Exchange Agreement No. 1 has been amended several times and currently sets the framework of the exchange control system which establishes limitations on the free conversion of Bolivars into foreign currency and the transfer of funds outside Venezuela. Exchange Agreement No. 2, as amended, currently sets the official exchange rate at VEB 2,150 per U.S. dollar.

Exchange Agreement No. 1 establishes that the acquisition of foreign currency by individuals and companies for transfers, remittances and payments for imports of goods and services and principal and interest on duly registered private debt, will be limited and subject to the requirements and conditions to be determined by the Comisión de Administración de Divisas (Currency Administration Commission, or CADIVI), the entity responsible for administering the exchange control system. Although in theory the acquisition of foreign currency for dividend payments on direct foreign investment, capital repatriation, payments in respect of service contracts, technology licenses, royalties and similar payments is guaranteed, pursuant to existing exchange control regulations it is also necessary to apply to CADIVI to acquire foreign currency at the official exchange rate for these purposes. To obtain CADIVI’s authorization for the acquisition of foreign currency for any purpose, individuals and companies must be registered at the Registro de Usuarios del Sistema de Administración de Divisas and comply with a series of additional requirements.

Exchange Agreement No. 1 additionally provides that companies must also be registered at the Superintendency of Foreign Investments in order to obtain authorization from CADIVI for the purchase of foreign currency for remittance of dividends, capital gains and interest derived from foreign investments and for foreign currency payments derived from service and technology agreements, royalties and other payments derived from the use of industrial and intellectual property rights.

In addition to the above general framework, CADIVI has issued several administrative provisions regulating other areas that could materially affect the activities of the subsidiaries of Gold Fields in Venezuela. These include:

•       mandatory sale to the Central Bank of all foreign currency derived from exports (save for a maximum of 10% to cover export-related expenses);

•       limited acquisition of foreign currency necessary for imports;

•       acquisition of foreign currency for the payment of foreign bank debt; and

•       acquisition of foreign currency for technical assistance, royalties, patents and trademarks payments.

As a result of these regulations, (i) all foreign currency derived from exports and (ii) foreign currency entering the country derived from other sources must be sold to the Central Bank. Pursuant to Exchange Agreement No. 1, all foreign currency originated from exports of goods and services, must be sold to the Central Bank, within five working days from the date of the availability of the foreign currency. Exporters are allowed to retain up to 10% of the export proceeds to cover export-related expenses. In this case, they must present support for such expenses. CADIVI may exceptionally authorize individuals and companies to retain more than 10% of the export proceeds in foreign currency. With the exception of those amounts which are required to be converted at the official exchange rate, such as proceeds of exports or other foreign currency entering the country, individuals and entities may purchase or sell foreign currency through other, unofficial channels, involving transactions in the capital markets. However, the exchange rates available through these channels are less favorable than the official rate.

The Law Against Illicit Exchange Transactions came into effect on October 14, 2005. This law describes the actions that constitute illegal exchange acts, including, among others, purchase, sale, export or import of foreign currency in excess of US$10,000 in a given year, fraudulent acquisition of foreign currency through CADIVI, failure to declare export proceeds, failure to repatriate and convert export proceeds and use of legally acquired foreign currency for purposes different than those authorized. Penalties for violations of the law include fines, ranging from one to two times the amount of the illegal transaction (which can be doubled in the case of repeated offenses), and imprisonment, ranging from two to seven years, depending on the type of illicit act. The law applies to both individuals and companies that, acting either in their own name or as administrators, representatives, verifiers, recipients or beneficiaries, contravene the law’s provisions or the provisions established by the Exchange Agreements.

Property

Gold Fields’ operations as of June 30, 2006 comprised the following:

Gold Fields’ operative mining areas as of June 30, 2006

Operation	Size
South Africa
Driefontein	8,561 hectares
Kloof	20,087 hectares
Beatrix	16,821 hectares
Ghana
Tarkwa	20,825 hectares
Damang	8,111 hectares
Australia
St. Ives	87,363 hectares
Agnew	61,602 hectares
Venezuela
Choco 10	2,124 hectares

Gold Fields leases its corporate headquarters in Johannesburg.

As discussed earlier, the New Minerals Act came into operation on May 1, 2004 and vests the right to prospect and mine in the South African State with administration by the government of South Africa. The transitional provisions of the New Minerals Act phase out existing rights to prospect and mine granted under the old legislation. Gold Fields owned substantially all of the mineral rights under the previous regime for which it had mining authorizations under that regime. In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields’ mining licenses under the former regulatory regime at Driefontein, Kloof and Beatrix into licenses under the new regime. See “—Regulatory and Environmental Matters—South Africa—Mineral Rights.”

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

In Venezuela, all mineral deposits are the property of the state. Mining rights are usually granted to individuals or corporations through exploration and subsequent exploitation concessions. Most of Gold Fields’ mining rights (including Choco 10) are concessions granted to CVG, which have been leased by CVG to different subsidiaries of Gold Fields.

In Peru, exploration and extraction activities can only be performed in duly authorized areas. Authorization is granted when a mining concession is issued. Mining concessions are for an indefinite term provided the titleholder complies with the timely payment of annual concession fees and applicable fines.

Once the claimed area is subject to a mining concession, the titleholder must register its title with the Registro de Derechos Mineros, or Mining Registry, administered by the Superintendencia Nacional de Registros Públicos, or SUNARP, where all the agreements, resolutions and acts thereto must also be registered.

To maintain mining concessions in good standing, the titleholder must pay a concession fee, which currently amounts to US$3.00 per hectare per year. Failure to pay the concession fee for two consecutive years could lead to the cancellation of the mining concession.

Holders of mining concessions are also required to meet minimum annual production targets prescribed by law. This target is currently US$100.00 per hectare per year. Titleholders are entitled to aggregate multiple concessions for these purposes provided certain conditions are met. If the titleholder has not met the minimum annual production target within seven years of the concession having been granted, the titleholder is required to pay a penalty equal to US$6.00 per year per hectare for the eighth to eleventh year following the granting of the concession. The penalty increases to US$20.00 per year per hectare if the minimum production target is not met within 12 years of the concession having been granted. Failure to pay this penalty for two consecutive years may lead to the cancellation of the mining concession, although titleholders may be able to avoid paying the penalty if they can prove to the mining authorities that they have invested an amount equivalent to at least ten times the amount of the penalty in the local area.

Gold Fields La Cima S.A.’s mining areas at the Cerra Corona Project consist of the following:

•       All the existing mining rights owned by Gold Fields La Cima S.A. cover an area of 4,011.6386 hectares.

•       The area covered by the mining rights related to the Cerro Corona Project which is owned by Gold Fields La Cima S.A. is 1,961.0251 hectares.

•       The area covered by the mining rights outside the Cerro Corona Project which is owned by Gold Fields La Cima S.A. is 2,050.6135 hectares.

•       The area covered by the surface rights related to the Cerro Corona Project which is owned by Gold Fields La Cima S.A. is 766.1553 hectares and 10,000 sq meters.

Gold Fields La Cima S.A. leases its corporate headquarters in Lima, Peru.

Gold Fields also holds exploration tenements covering a total of approximately 21.6 million hectares in various countries, including the Dominican Republic, Venezuela, Peru, Chile, Brazil, Indonesia, Finland, South Africa, Ghana, Guinea, Burkina Faso, the Democratic Republic of Congo, Mali and Australia. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. See “—Exploration.”

Gold Fields holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals. In addition, Gold Fields controls, directly or indirectly, approximately 66,000 hectares of land in the West Wits region, including, among other things, a nature reserve, wetlands and a golf course.

Research and Development

Gold Fields undertakes various research and development projects relating to gold production technology and potential uses of gold. In particular, Gold Fields has developed a patented technology called Biox® through its wholly-owned Swiss subsidiary Biomin Technologies S.A. Biox® involves a process by which bacteria release gold from sulfide bearing gold ore to permit more economical recovery of the gold. During fiscal 2004, Gold Fields re-evaluated the potential future income arising from existing and possible new contracts for Biox®, and as a result reduced the carrying value of the patent. See “Operating and Financial Review and Prospects—Years ended June 30, 2005 and 2004—Impairment of assets.”

Gold Fields participates in a collaborative research and development project, together with AngloGold Ashanti Limited, Harmony Gold Mining Company Limited and Mintek, which is focused on investigating potential new industrial uses for gold. Gold Fields’ primary contribution to the project is aimed at researching gold nanotechnology.

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

Backfill:   material, generally sourced from tailings or waste rock, used to refill mined-out areas to increase the long-term stability of mines and mitigate the effects of seismicity.

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

Carbon in pulp, or CIP:   a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains soluble gold. The soluble gold is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

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

De-bottlenecking:   decreasing production constraints (e.g., removing mechanical deficiencies so that processed tonnage may be increased).

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

Gold reserves:   the gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tons and head grade).

Grade:   the quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per ton of ore.

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

Leaching:   dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration onto the activated carbon.

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

Measures:   conversion factors from metric units to U.S. units are provided below.

Metric unit		U.S. equivalent
1 ton	= 1 t	= 1.10231 short tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per ton	= 1 g/t	= 0.02917 ounces per short ton
1 kilogram per ton	= 1 kg/t	= 29.16642 ounces per short ton
1 kilometer	= 1 km	= 0.62137 miles
1 meter	= 1 m	= 3.28084 feet
1 centimeter	= 1 cm	= 0.39370 inches
1 millimeter	= 1 mm	= 0.03937 inches
1 hectare	= 1 ha	= 2.47104 acres

Metallurgical plant:   a processing plant used to treat ore and extract the contained gold.

Metallurgical recovery factor:   the proportion of metal in the ore delivered to the mill, that is recovered by the metallurgical process or processes.

Metallurgy:   in the context of this document, the science of extracting metals from ores and preparing them for sale.

Mill delivered tons:   a quantity, expressed in tons, of ore delivered to the metallurgical plant.

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

Open pit:   mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Ore:   a mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit.

Orebody:   a well defined mass of material of sufficient mineral content to make extraction economically viable.

Ore grade:   the average amount of gold contained in a ton of gold bearing ore expressed in grams per ton.

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

Run of Mine, or RoM:   a loose term to describe ore of average grade.

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

Semi-autogenous grinding, or SAG, mill:   a piece of machinery used to crush and grind ore which uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore.

Shaft:   a shaft provides principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It may be equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment.

Shortfall:   the ratio of actual reef tonnage hoisted compared to monthly reef tonnage broken.

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

Ton:   one ton is equal to 1,000 kilograms (also known as a “metric” ton).

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

ITEM 4A:
UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with Gold Fields’ consolidated financial statements including the notes, appearing elsewhere in this annual report. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Overview

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia, Venezuela and Peru. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is currently the second largest gold producer in South Africa, and one of the largest gold producers in the world, on the basis of annual production. Gold Fields is also currently engaged in exploration activities for platinum group metals primarily in Finland. In the year ended June 30, 2006, Gold Fields produced 4.35 million ounces of gold, 4.07 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, Abosso Goldfields Limited, or Abosso, and Promotora Minera de Guayana (PMG) S.A., or PMG. Gold Fields reported attributable gold reserves of 63.1 million ounces as of December 31, 2005.

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

With legal effect from January 1, 1999, Original Gold Fields was acquired by the company that is today Gold Fields. For accounting purposes, Original Gold Fields was fully consolidated with effect from June 1, 1999. Although for legal purposes Gold Fields acquired Original Gold Fields, for accounting purposes, Original Gold Fields was considered the acquirer because the Original Gold Fields shareholders obtained the majority interest in the enlarged company. As part of this transaction, the remaining interest in the Driefontein mine came into the Gold Fields group.

With effect from July 1, 1999, Gold Fields acquired the remaining interest in the St. Helena mine and reorganized the group to simplify its holding structure. For further details of the evolution of the Gold Fields group structure, see “Information on the Company—History.” Total gold production was 4.406 million ounces in fiscal 2004 (4.158 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso). In fiscal 2005, total gold production increased to 4.488 million ounces (4.219 million ounces of which were attributable to Gold

Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso). This increase was mainly due to the increase in underground yields at the South African operations, in line with the strategy to reduce marginal mining, and increased production at Tarkwa, in Ghana, following commissioning of a new mill in October 2004. In fiscal 2006 total gold production decreased to 4.351 million ounces (4.074 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana, Abosso and PMG). This decrease was mainly due to lower production at the South African operations as a result of a strike in August 2005 and mining inflexibility at Kloof, offset in part by the addition of production from the Choco 10 mine in Venezuela from its acquisition on February 28, 2006.

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

On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly owned subsidiary of Mvela Resources, and GFIMSA entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA. This agreement became effective following the advance by Mvela Gold of the loan to GFIMSA described below, which is referred to in this discussion as the Mvela Loan, and, among other things, provides for Mvela Gold to nominate two members of GFIMSA’s board of directors and two members of each of GFIMSA’s Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the mining charter promulgated under the Mineral and Petroleum Resources Development Act 2002. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights.” Under the Covenants Agreement, GFIMSA cannot dispose of any material assets, enter into, cancel or alter any material transaction between GFIMSA and any related party or make any material amendment to its constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFIMSA wants to increase the interest of black empowerment entities in GFIMSA or in any business or assets of GFIMSA, other than pursuant to an employee share incentive scheme, Gold Fields must offer to Mvela Gold the opportunity to increase its interest in GFIMSA. By its terms, the Covenants Agreement remains in force for so long as Gold Fields remains a shareholder in GFIMSA and Mvela Gold holds its empowerment interest in or is a shareholder of GFIMSA and Mvela Gold holds the right to subscribe for 15% of the share interest in GFIMSA, provided that it terminates if the shares of GFIMSA are listed on the JSE Limited

On December 11, 2003, Gold Fields, GFIMSA, and Mvela Gold entered into a subscription and share exchange agreement, or the Subscription and Share Exchange Agreement, pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares, for consideration of Rand 4,139 million. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields ordinary shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold has ceded its rights under the Subscription and Share Exchange Agreement to secure its obligations under certain mezzanine financing it incurred to fund, in part, the Mvela Loan. Mvela Gold is entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties whereby if Mvela Gold receives an offer for, or otherwise wishes to sell, any GFIMSA or Gold Fields shares, it must first offer to sell them to Gold Fields. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan to GFIMSA on March 17, 2004.

On December 11, 2003, Gold Fields, GFIMSA, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited, or Gold Fields Australia, and Gold Fields Guernsey Limited (now Gold Fields Holdings Company (BVI) Limited, or Gold Fields Holdings), entered into a loan agreement, or the Mvela Loan Agreement, pursuant to which Mvela Gold advanced a loan of Rand 4,139 million, or the Mvela Loan, to GFIMSA on March 17, 2004. GFIMSA applied the loan toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of the internal restructuring of Gold Fields. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Holdings. GFIMSA may elect to repay the Mvela Loan, together with the present value of the then outstanding interest payment obligations and the tax payable by Mvela Gold as a result of such repayment, at any time starting 12 months after the Mvela Loan was advanced. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the consolidated gross turnover of Gold Fields and its subsidiaries, may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of any event of default, which includes, among other things:

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

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for Rand 100 million of the shares issued by Mvela Resources in the private placement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields has effectively guaranteed a loan of Rand 150 million made by the PIC to Micawber, or the PIC Loan. Interest on the PIC Loan accrues at the rate of 14.25%, is compounded semi-annually and is payable in one lump sum at the end of the term of the loan. Under the terms of the PIC Agreement, the PIC has the right to require Gold Fields to assume all its rights and obligations under the PIC Loan, together with its underlying security, which consists of the PIC’s proportionate share of Mvela Gold’s rights under the Subscription and Share Exchange Agreement and a guarantee of Rand 200 million from Mvela Resources, at a price equal to the value of the principal and interest of the PIC Loan, net of a guarantee fee equal to 3.75% per annum of the value of the principal and interest of the loan, if, at the time the PIC Loan is due for repayment, Micawber does not repay the loan in full. Whether or not the PIC requires Gold Fields to assume its rights and obligations under the PIC Loan, the PIC is obligated to pay the guarantee fee to Gold Fields on the date on which the PIC Loan is repaid to the PIC. See “—Liquidity and Capital Resources—Cash Resources—Investing” and “—Credit Facilities—Mvela Loan.”

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

Mvela Holdings (Proprietary) Limited, or Mvela Holdings, the parent company of Mvela Resources, recently entered into various agreements in terms of which the status quo regarding the shareholding in Mvela Resources as of the date of the Mvelaphanda Transaction was restored by Mvela Holdings once again having a direct interest in the issued share capital of Mvela Resources. On July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement. In accordance with the revised agreements, Mvela Holdings undertook to remain an HDSA company, to retain beneficial ownership of no less than 26% of the issued equity share capital of Mvela Resources, to have board control of Mvela Resources (together with other HDSAs) and to retain management control of Mvela Resources pursuant to a written management agreement.

Acquisition of Choco 10

In a transaction announced on November 21, 2005, and which became effective on February 28, 2006, Gold Fields acquired a 95% interest in the Choco 10 gold mine and surrounding exploration tenements in the El Callao district of Guayana, Venezuela, through the purchase of Bolivar Gold Corp., or Bolivar, for total cash consideration of approximately US$330 million.

Gold Fields owns its interest in the Choco 10 mine through its 95% holding in PMG. PMG is a joint venture between Promotora Minera de Venezuela, S.A., or Promiven (a wholly-owned subsidiary of Gold Fields which it acquired from Bolivar), and a subsidiary of Corporacion Venezolana de Guayana, or CVG, a governmental development entity for the Guayana region. Gold Fields assumed operation of PMG on March 1, 2006. See “Information on the Company—Gold Fields’ Mining Operations—Venezuela Operation.”

Acquisition of La Cima

On January 11, 2006, Gold Fields acquired an 80.72% economic and 92% voting interest in Sociedad Minera La Cima S.A., now known as Gold Fields La Cima S.A., or La Cima, for a total consideration of US$40.5 million. La Cima is the holding company for the Cerro Corona Project. See “Information on the Company—Recent Developments—Cerro Corona Project” and “—Recent Developments—Cerro Corona Facility’’.

Acquisition of South Deep

On September 11, 2006, Gold Fields entered into an agreement with Barrick Gold Corporation, or Barrick, and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, or BGSA, which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited, or Western Areas, each hold an interest of 50%. The Barrick Gold—Western Areas Joint Venture owns the developing South Deep gold mine, or South Deep, located in the Witwatersrand basin near Johannesburg. In conjunction with Gold Fields’ acquisition of

Barrick’s stake in the Barrick Gold—Western Areas Joint Venture, Gold Fields is making an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Under the Offer, which Gold Fields commenced on October 30, 2006, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares validly tendered into the Offer. In support of the Offer, Gold Fields, JCI Limited, or JCI, and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006, Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries in exchange for the issue to JCI of 9,450,000 Gold Fields shares. In addition, pursuant to the agreement with effect from November 14, 2006, the JCI subsidiaries granted Gold Fields call options, and Gold Fields granted the subsidiaries put options, over a further 9.96 million Western Areas shares. See “Information on the Company—Recent Developments—Acquisition of South Deep” and “—Recent Developments—Acquisition of South Deep”.

Strategy

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields also has recently acquired an operating mine in Venezuela and has reported gold and copper reserves at the Cerro Corona Project, a development project in Peru. The gold industry has historically been highly fragmented and a trend has been underway to consolidate the industry through mergers and acquisitions.

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

Gold Fields may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements. In addition, in connection with the acquisition of Western Areas, Gold Fields will be acquiring the Western Areas hedge book. See “Information on the Company—Recent Developments—Acquisition of South Deep.’’

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold. As a result, Gold Fields’ revenues are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields’ operations, and the cash flows generated by those operations.” The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the London afternoon fixing price of gold in U.S. dollars for the past 12 calendar years and to date in calendar year 2006:

	Price per ounce
	High	Low	Average
	($)
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006 (through October 31, 2006)	725	513	599

Source: Bloomberg

On November 15, 2006, the London afternoon fixing price of gold was $617.75 per ounce.

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

Gold Fields’ realized gold price The following table sets out the average, the high and the low London afternoon fixing price of gold and Gold Fields’ average U.S. dollar realized gold price during the past three fiscal years:

	Year ended June 30
	2004	2005	2006
	($/oz)
Average	396	422	525
High	427	454	725
Low	342	387	418
Gold Fields’ average realized gold price(1)	387	422	524

Note:

(1)           Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

Costs

Over the last three fiscal years, Gold Fields’ total cash costs have typically made up approximately 80% of total costs and consist primarily of labor and, where applicable, contractor costs, and consumable stores, which include explosives, timber and other consumables, including diesel fuel and other petroleum products.

Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 49% of total cash costs at the South African operations. At the South African operations, power and water made up on average approximately 11% of total cash costs over the last three fiscal years. At the Ghana operations, mining operations at Damang are conducted by an outside contractor, while starting in fiscal 2005, Tarkwa began engaging in owner mining, having purchased its own mining equipment which was fully commissioned by September 2004 and therefore significantly reducing its use of outside contractors. Contractor costs represented on average 33% of total cash costs at Tarkwa over the last three fiscal years, and 26% of total cash costs during fiscal 2006. Over the last three fiscal years contractor costs represented on average 45% of total cash costs at Damang. Direct labor costs represent on average a further 11% of total cash costs at Tarkwa and 11% in fiscal 2006. Over the last three fiscal years direct labor costs represented on average 8% at Damang. At the Australian operations, mining operations are conducted by outside contractors. Over the last three fiscal years, total contractor costs represented on average 37% at Agnew and 48% at St. Ives of total cash costs and direct labor costs represented on average a further 16% at Agnew and 9% at St. Ives of total cash costs. For open-pit operations, such as those at the Ghana and Australia operations, cash costs tend to vary over the life of the open pit. Initially, cash costs are relatively high because the proportion of waste rock to ore, or stripping ratio, is higher when operations first commence. As an open pit evolves, the stripping ratio and cash cost per ounce tend to decrease. Stripping ratios can however increase over the life of an operation. Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of its mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three fiscal years, fuel costs have represented approximately 12% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at the South African or Australian operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the open pits and the distances between the pits and the plants. In order to provide some protection against future rises in oil prices, and therefore in diesel fuel prices, on July 3, 2006, Gold Fields Ghana and Abosso purchased an Asian-style International Petroleum Exchange, or IPE, Gasoil call option for one year, expiring June 30, 2007, for a total of 58.8 million liters at a strike price of US$0.5716 per liter. Approximately two thirds of this hedge is for Tarkwa and one third is for Damang. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity,” “—Commodity Hedging Policy—Oil,” “—Commodity Hedging Experience—Oil” and “—Commodity Price Contract Position—Oil.”

The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

Income and Mining Taxes

South Africa

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. For tax purposes, GFIMSA is considered a gold mining company whereas Gold Fields itself and its other South African subsidiaries are non-gold mining companies. All non-gold mining companies pay tax at the statutory rate of 29% which was reduced from 30% for tax years ending on or after April 1, 2005, whereas gold mining companies pay tax at a rate which is calculated in terms of a formula which is explained below. In addition, non-gold mining companies are liable for Secondary Tax on Companies, or STC, which is currently charged at a rate o f 12.5%.

Gold mining companies are subject to tax at different rates on their mining and non-mining income. Mining Income is taxed on a formula basis, in terms of which the tax rate rises as the ratio of taxable income to gross mining revenue increases. The formula takes the form of y = a-ab/x, where y = the tax rate, a = the marginal tax rate, b = the quantum of revenue that is free of tax (which is a form of depletion allowance and is calculated as a percentage of mining revenue, with the currently applicable rate being effectively 5%) and x = the ratio of profit to revenue (expressed as a percentage).

Gold mining companies can elect to be exempt from STC and different formulae are used to calculate tax on mining revenue depending on whether an election has been made. If the election has been made, the current relevant values are a = 45 and b = 225. If the election has not been made, the current relevant values are a = 35 and b = 175. These values have been effective for tax years ending on or after April 1, 2005. The previous relevant values were a = 46 and b = 230 where the election had been made and a = 37 and b = 185 where the election had not been made. For tax years ending on or after April 1, 2005, the rate applicable to non-mining income for gold mining companies who have made the election is 37%, whereas the rate applicable gold mining companies who have not made the election is 29%. The previous rates were 38% and 30%, respectively.

As a result of the consolidation of the South African assets into GFIMSA in 2004, the mines are no longer separate tax entities but are treated as a single tax entity. However, unredeemed capital expenditure is still ring fenced between the divisions of GFIMSA, so that capital expenditure at one mine cannot be used to reduce taxable income from another mine. GFIMSA has elected to be exempt from STC. However, Gold Fields itself, as a holding company not conducting any gold mining operations, as well as its other non-

mining South African subsidiaries are not eligible to be exempt from STC. To the extent Gold Fields receives dividends from GFIMSA, such received dividends are offset against the amount of dividends paid by Gold Fields for purposes of calculating the net amount subject to the 12.5% STC.

Ghana

Ghanaian resident companies are subject to tax on the basis of income derived from, accruing in or brought into Ghana. The standard corporate income tax rate is currently 25% having been reduced from 28% with effect from January 1, 2006. As a result, an average rate of 26.5% was applied to fiscal 2006 taxable income. The Tarkwa and Damang operations are also subject to a 3% gold royalty, calculated on the basis of a formula which came into effect from July 4, 1986, because the mineral rights are owned by the state. This royalty is included in Gold Fields’ income and mining tax benefit/(expense) line item in Gold Fields’ consolidated statements of operations. A reconstruction and development levy of 2.5% on operating profit that was introduced on January 1, 2001 was abolished from January 1, 2006.

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

Venezuela

Venezuela taxes resident individuals and domiciled corporations on their worldwide income. Taxable income is therefore defined to include territorial income, income resulting from activities performed or deemed to be performed outside of Venezuela, assets located or deemed to be located outside of Venezuela, and income resulting from inflation adjustment. Conversely, certain extraterritorial expenses are allowed as deductible expenses.

While the Venezuelan corporate tax rate is determined with reference to a progressive tax scale, in practice, the effective corporate tax rate applicable to foreign and domestic corporations is 34%.

Tax losses may be carried forward by corporations for a period of three tax years.

Venezuelan corporate income tax law provides for inflation adjustment in terms of which Venezuelan corporations are required to adjust their non-monetary assets and liabilities (including debt in foreign currency) for inflation on a yearly basis. Inflation adjustments usually generate phantom losses which affect taxable income. These types of adjustments also generate differences between the net taxable income and accounting income and which has an effect on tax on dividends, as discussed below.

Venezuela levies withholding tax on interest payments on loans granted to Venezuelan companies to be used in Venezuela at a rate of 5% if the beneficiary is a Venezuelan domiciled company and according to a progressive tax scale up to 34% if the beneficiary is a non-Venezuelan domiciled company. Notwithstanding the foregoing, withholding tax on interest derived from loans granted by foreign banks or financial institutions not domiciled in Venezuela is only 4.95%.

Dividends paid by Venezuelan companies are taxable at 34% to the extent that they arise from profits that have not been subject to tax at the level of the declaring company. The tax is calculated on that portion of the dividends that is paid out of corporate profits in excess of net taxable income. Tax on dividends is withheld at source by the declaring company.

Withholding tax is also levied on technical/technological assistance at an effective rate of 10.2% (technical assistance) or 17% (technological services).

Payments made to foreign parties protected by double tax treaties concluded with Venezuela will be subject to the relevant relief on the above withholding taxes made from Venezuela as applicable.

Capital allowances on tangible and non-tangible goods situated in Venezuela are generally allowed to be written off for income tax purposes. The applicable depreciation method, write-off periods and other relevant factors vary from asset to asset. Accelerated depreciation on capital assets is possible with notification to the local tax authorities.

Taxpayers engaged in mining activities may amortize capitalized costs relating to the acquisition of mining assets, exploration costs, geological surveys and development costs once the mining production of a particular concession commences.

Capitalized mining exploration expenses may generally be written off on a straight-line basis over five years once mining production has commenced.

Extracted gold from the Choco 10 mine is subject to an exploitation tax of 3%, calculated on the average commercial value of the gold in the city of Caracas for the month in which the gold was produced by PMG, as determined by the Ministry of Basic Industries and Mines.

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

With respect to the Australian operations, Gold Fields expects that the effect of fluctuations in the value of the Australian dollar against the U.S. dollar will be similar to that for the Rand, with weakness in the Australian dollar resulting in improved earnings for Gold Fields and strength in the Australian dollar producing the opposite result. Gold Fields agreed with the lenders providing the loans for the acquisition of St. Ives and Agnew to manage its exposure to fluctuations in the value of the Australian dollar against the U.S. dollar by entering into financial instruments that fix the exchange rates for a portion of the expected future revenues from the operations. These financial instruments were closed out on January 7, 2004. However, in order for the Group to participate in any future Australian dollar appreciation, a strip of quarterly maturing Australian dollar/U.S. dollar call options were purchased of which the value dates and amounts matched those of the original structure. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Hedging Experience—St. Ives and Agnew Australian Dollar Instruments.” Gold Fields accounts for these financial instruments on a mark-to-market basis, using exchange rates prevailing at the end of the relevant accounting period. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Hedging Experience—Foreign Currency Sensitivity Analysis—St. Ives and Agnew Dollar Instruments.”

In Venezuela a system of exchange controls is in place and the Central Bank sets a fixed exchange rate for the Bolivar against the U.S. dollar. The rate is currently VEB 2,150 per $1.00 although that rate may be adjusted from time to time, and typically the Bolivar has been devalued against the U.S. dollar. To the extent the Bolivar depreciates against the U.S. dollar, Gold Fields should obtain higher earnings to the extent it sells its gold produced in Venezuela outside Venezuela. However, Gold Fields is obligated to repatriate to Venezuela and convert to Bolivars at the official exchange rate all amounts generated from exports. See “Information on the Company—Regulatory and Environmental Matters—Venezuela—Exchange Controls.”

Inflation

It is possible that a period of significant inflation in South Africa could adversely affect Gold Fields’ results and financial condition. However, because the majority of Gold Fields’ costs at the South African operations are in Rand while its revenues from gold sales are in U.S. dollars, the extent to which the Rand devalues against the U.S. dollar will offset the impact of South African inflation. In Ghana, Gold Fields’

operations are not significantly impacted by Ghanaian inflation because a substantial portion of Gold Fields’ costs are either incurred directly in U.S. dollars or are determined according to a formula by which U.S. dollar amounts are converted into Cedi. Gold Fields expects that the impact of Australian inflation will be similar to that of South Africa as will Venezuelan inflation.

South African, Ghanaian and Venezuelan Economic and Political Environment

Gold Fields is a South African company and a substantial portion of its operations, based on gold production, are in South Africa. As a result, Gold Fields is subject to various economic, fiscal, monetary and political policies and factors that generally affect South African companies. See “Risk Factors—Economic or political instability in the countries or regions where Gold Fields operates may have an adverse effect on Gold Fields’ operations and profits.”

South African companies, including Gold Fields, are subject to exchange control restrictions which require companies to repatriate some or all of its offshore profits. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. In particular, in his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. The Department of Finance has reaffirmed its continuing intention to further liberalize the exchange control regulations. An exchange control circular from the South African Reserve Bank detailing and regulating the above relaxations is expected shortly. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls.”

Gold Fields also has significant operations in Ghana and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Ghana. See “Risk Factors—Economic or political instability in the countires or regions where Gold Fields operates may have an adverse effect on Gold Fields’ operations and profits.” In addition, pursuant to an agreement which it has entered into with the Ghanaian government with respect to the Tarkwa mine, Gold Fields is required to repatriate at least 20% of the revenues derived from the Tarkwa mine to Ghana and either use such amounts in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. See “Information on the Company—Regulatory and Environmental Matters—Ghana—Mineral Rights.” Although it has been more than two years since the last set of negotiations with the Bank of Ghana regarding the Damang mine’s level of repatriation, the next set of negotiations has not been scheduled pending the execution of a new development agreement with the government of Ghana. Gold Fields currently repatriates approximately 40% of revenues from the Ghana operation to Ghana. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

Gold Fields’ operations in Venezuela mean it is also subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Venezuela. See “Risk Factors—Economic or political instability in the countires or regions where Gold Fields operates may have an adverse effect on Gold Fields’ operations and profits.” In addition, companies operating in Venezuela, including Gold Fields, are subject to exchange control restrictions which impose restrictions and conditions on their ability to purchase foreign currency and require them, to convert foreign currency derived from the export of goods, services or technologies to Bolivars via the Venezuelan Central Bank at the official exchange rate.

See “Information on the Company—Regulatory and Environmental Matters—Venezuela—Exchange Controls.”

Capitalization of Costs Relating to Ore Reserve Development at the South African Operations

On July 1, 2006, Gold Fields changed its accounting policy on ore reserve development, or ORD, costs. As from July 1, 2006 these costs will be capitalized and amortized over the period Gold Fields expects to consume the economic benefits relating to the relevant ORD. Previously, ORD costs were expensed. As part of this change in accounting policy, Gold Fields increased property, plant and equipment and deferred tax liabilities.

ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes. The cost of developing access ways and other infrastructure creates for Gold Fields probable economic benefits that, in combination with other assets at its mining operations, are expected to contribute directly to Gold Fields’ future cash inflows. Gold Fields believes the change in accounting policy will allow for improved financial reporting and will align Gold Fields’ policy with those of its global industry peers.

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

Gold Fields’ significant accounting policies that are subject to significant judgments, estimates and assumptions are summarized below.

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

•       Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors). In impairment assessments conducted in fiscal 2006, the Group used an expected future market gold price of $500 per ounce, and expected future market exchange rates of R6.22 to $1.00 and A$1.40 to $1.00;

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

Gold Fields recorded no impairment charges on its long-lived assets during fiscal 2006, but recorded impairment charges amounting to $233.1 million in fiscal 2005 and $72.7 million in fiscal 2004.

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

Stockpiles, gold-in-process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold-in-process, ore on leach pads and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.

Share-based compensation

Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R), for all share option grants subsequent to that date. SFAS 123(R) requires the Company to determine the fair value of share options as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. Gold Fields has determined the fair value of all its options grants (a) prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123(R), and (b) subsequent to July 1, 2005 based on the grant-date fair value estimated in accordance with SFAS 123(R), using the Black-Scholes valuation model, which requires the Company to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and the Company’s expected dividend yield. While Gold Fields’ management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement. The Company’s options have characteristics significantly different from those of traded options and therefore fair values may also differ.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, which is an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that Gold Fields recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning July 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Gold Fields is currently evaluating the impact of adopting FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” or SFAS 57. SFAS 57 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 57 does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. This statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and in all subsequent periods. Gold Fields will be required to adopt SFAS 157 on July 1, 2008, and is currently evaluating the impact of SFAS 157 on its financial position and results of operations.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” or SFAS 158, an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS 158 will be applicable for the Company as of the year ending June 30,

2007. Gold Fields is in the process of evaluating the potential impact the adoption of this standard will have on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission, or the SEC, issued Staff Accounting Bulletin No. 108, or SAB 108. The interpretations in SAB 108 express the views of the staff of the SEC regarding the process of quantifying financial statement misstatements. The staff believes registrants must consider the impact of correcting all misstatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in current year financial statements. Thus, a registrant’s financial statements would require adjustment when the assessment in the current year or in prior years’ results in qualifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. Gold Fields will be required to adopt SAB 108 on July 1, 2007, and is currently evaluating the impact of SAB 108 on its financial position and results of operations.

Results of Operations

Years Ended June 30, 2006 and 2005

Revenues

Product sales increased by $388.9 million, or 20.5%, from $1,893.1 million in fiscal 2005 to $2,282.0 million in fiscal 2006. The increase in product sales was due to an increase in the average realized gold price of 24.2% from $422 per ounce in fiscal 2005 to $524 per ounce in fiscal 2006, partially offset by a decrease of approximately 0.137 million ounces, or 3.1%, of total gold sold from 4.488 million ounces in fiscal 2005 to 4.351 million ounces in fiscal 2006. The decrease in ounces sold resulted from lower production from the South African operations, partially offset by the production from the newly acquired Choco 10 mine in Venezuela.

The decrease in ounces sold from the South African operations from 2.824 million ounces in fiscal 2005 to 2.660 million ounces in fiscal 2006, resulted primarily from the loss of over a week’s production due to a wage related strike in August 2005 at all the South African operations together with poor performance at Kloof, due to mining inflexibility and a labor dispute in January 2006 which resulted in slowdowns in production. Gold output from Kloof decreased 11.9% or 0.123 million ounces in fiscal 2006 when compared with fiscal 2005. At Beatrix there was a decrease in gold output of 4.5% or 0.028 million ounces due to lower stoping volumes, the impact of the strike in August 2005 and an overall decrease in the grade of mined ore, offset in part by increased volumes of sweepings and vamping, which improved the mine call factor and gold recovery in fiscal 2006. Production at Driefontein was only marginally lower in fiscal 2006. Production at the international operations increased by 1.6% from 1.664 million ounces in fiscal 2005 to 1.691 million ounces in fiscal 2006. All of this increase was due to the production from the newly acquired Choco 10 mine, as a net decrease in production from Australia was offset by the net increase in production in Ghana. See “Information on the Company—Gold Fields’ Mining Operations.”

Total gold sold and total gold produced are the same at all the operations with the exception of Choco 10, where there may be differences due to timing of sales.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2005 and fiscal 2006.

	Gold Sold	Total cash costs(1)	Total production costs(2)	Gold Sold	Total cash costs(1)	Total production costs(2)	Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total Production costs
	Fiscal 2005			Fiscal 2006
	(‘000oz)	($/oz)		(‘000oz)	($/oz)		(%)
South Africa
Driefontein	1,163	330	380	1,150	355	407	7.6	7.1
Kloof	1,037	379	448	914	421	478	11.1	6.7
Beatrix	624	406	452	596	409	444	0.7	(1.8)
Ghana
Tarkwa(3)	677	234	290	709	300	350	28.2	20.7
Damang(4)	248	282	302	235	432	447	53.2	48.0
Venezuela
Choco 10(5)	—	—		—	28	293	399	n/a
Australia(6)
St. Ives	527	336	439	497	346	488	3.0	11.2
Agnew	212	232	325	222	268	326	15.5	0.3
Total(7)(8)	4,488	—	—	4,351	—	—
Weighted average	—	331	393		366	428	10.6	8.9

Notes:

(1)           Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.”

(2)           Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

(3)           In fiscal 2005 and 2006, 0.481 million ounces and 0.504 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(4)           In fiscal 2005 and 2006, 0.176 million ounces and 0.167 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(5)           In fiscal 2006, 0.027 million ounces of sales were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Choco 10 operation.

(6)           The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)           In fiscal 2005 and 2006, 4.219 million ounces and 4.074 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Venezuela operations.

(8)           The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2006 and fiscal 2005.

	For the year ended June 30, 2006
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	411.3	386.3	245.0	211.7	101.7	8.4	176.3	80.9	—	1,621.6
Less:
G&A other than corporate costs	5.2	4.8	3.5	11.5	1.9	0.6	4.2	3.4	—	35.1
GIP adjustment	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Exploration	—	—	—	—	2.0	—	9.4	21.4	—	32.8
Plus:
Employment termination cost	2.4	3.0	2.1	—	—	—	0.8	0.5	—	8.8
Royalty	—	—	—	11.2	3.7	0.5	6.5	2.9	—	24.8
Total cash costs	408.5	384.5	243.6	212.6	101.5	8.3	171.9	59.7	—	1,590.6
Plus:
Amortization(2)	57.3	49.9	19.4	36.5	3.5	3.0	71.3	12.9	12.3	266.1
GIP adjustments(2)	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Rehabilitation	1.8	2.6	1.6	0.3	—	—	0.9	—	—	7.2
Total production costs	467.6	437.0	264.6	248.2	105.0	11.3	242.2	72.4	12.3	1,860.6
Gold produced (‘000 oz)(3)	1,149.5	914.0	596.1	709.2	235.1	25.3	496.4	222.4	—	4,348.1
Gold sold per production cost (‘000 oz)	1,149.5	914.0	596.1	709.2	235.1	25.3	496.4	222.4	—	4,348.1
Total cash costs ($/oz)(4)	355	421	409	300	432	293	346	268	—	366
Total production costs ($/oz)(5)	407	478	444	350	447	399	488	326	—	428

Notes:

(1)           Calculated using an exchange rate of R6.40 per $1.00.

(2)           Non-cash portion of GIP adjustments shown separately. Gold in process, or GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)           In fiscal 2006, 4.074 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Choco 10 operations.

(4)           Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the

Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.”

(5)           Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

	For the year ended June 30, 2005
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted) (1)
Production Costs	386.4	393.6	252.9	158.2	68.6	184.5	56.4	—	1,500.6
Less:
G&A other than corporate costs	(6.5)	(5.4)	(3.8)	(8.9)	(1.8)	(4.7)	(1.5)	—	(32.6)
GIP adjustment	—	—	—	0.2	—	2.1	(0.1)	—	2.2
Exploration	—	—	—	(1.2)	—	(10.7)	(7.5)	—	(19.4)
Plus:	—
Employment termination costs	3.7	5.0	4.3	—	—	—	—	0.7	13.7
Royalty	—	—	—	8.6	3.1	5.7	2.1	—	19.5
Total cash costs	383.6	393.2	253.4	156.9	69.9	176.9	49.4	0.7	1,484.0
Plus:
Amortization(2)	56.9	67.9	28.0	38.1	4.8	56.5	19.3	3.0	274.5
GIP adjustments(2)	—	—	—	(0.2)	—	(2.1)	0.1	—	(2.2)
Rehabilitation	1.8	3.5	1.0	1.3	0.2	0.3	0.3	—	8.4
Total production costs	442.3	464.6	282.4	196.1	74.9	231.6	69.1	3.7	1,764.7
Gold produced (‘000 oz)(3)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Gold sold per production cost (‘000 oz)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Total cash costs ($/oz)(4)	330	379	406	232	282	336	232	—	331
Total production costs ($/oz)(5)	380	448	452	290	302	439	325	—	393

Notes:

(1)           Calculated using an exchange rate of R6.21 per $1.00.

(2)           Non-cash portion of GIP adjustments shown separately. Gold in process, or GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)           In fiscal 2005, 4.219 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa and Damang operations.

(4)           Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.”

(5)           Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

Gold Fields’ weighted average total cash costs per ounce increased by $35 per ounce, or 10.6%, from $331 per ounce in fiscal 2005 to $366 per ounce in fiscal 2006. The strengthening of the Rand against the U.S. dollar, had a 3.1% negative impact on the costs converted from the South African operations. In Rand terms, weighted average cash costs per ounce increased at the South African operations principally as a result of the impact of the strike in August 2005 and the poorer performance at Kloof during fiscal 2006 as compared to fiscal 2005. Weighted average total cash costs per ounce at the international operations increased significantly in fiscal 2006 mainly due to the pre-stripping of the Teberebie pit at Tarkwa and at the Damang main pit cutback as well as increased production from the higher cost Songvang open pit at Agnew and the replacement of high grade Damang main pit material with lower grade stockpile ore. Weighted average total cash costs per ounce at St. Ives increased more modestly as the operation benefited from the introduction of the new, more efficient Lefroy mill which completed its first full year of production. In addition, there was a significant increase in input costs, especially fuel, steel and cyanide and other reagents, and in wages, especially at the South African operations.

Production costs

Production costs increased by $121.0 million, or 8.1%, from $1,500.6 million in fiscal 2005 to $1,621.6 million in fiscal 2006. This was primarily due to the increased production from Tarkwa and the added cost of waste removal at the Teberebie cutback at Tarkwa and the Damang main pit cutback. The increase at Agnew was due to the increased activity at Songvang open pit. Production costs from Choco 10 were included from March 2006. In South Africa costs were slightly higher, with the increase at Driefontein partially offset by lower costs at Kloof and Beatrix, mainly due to the lower production. Added to this was a significant increase in input costs, especially fuel, steel and cyanide and other reagents, wage increases above inflation and the weakening of the South African rand which depreciated on average by 3.1% against the U.S. dollar during fiscal 2006 compared with fiscal 2005, resulting in increased costs in U.S. dollar terms. The Australian dollar was virtually unchanged against the U.S. dollar.

Depreciation and amortization

Depreciation and amortization charges decreased $5.3 million, or 1.9%, from $274.5 million in fiscal 2005 to $269.2 million in fiscal 2006. Depreciation and amortization is calculated on the units of production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. The principal reason for this decrease was the decrease in production at Kloof offset in part by additional amortization and depreciation of the new mill at St. Ives.

The table below depicts the changes from June 30, 2004 to June 30, 2005 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2005 and 2006, respectively. The life of mine numbers below are taken from the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves) and (2) the amount of gold produced by the operation during the year. However, during fiscal 2006 Gold Fields decided to align determination of its reserves with its planning cycle and as a result a reserve statement as at December 31, 2005 was issued. This ore reserve statement became effective for amortization calculations as from April 1, 2006.

	Proven and probable reserves as of			Life of min(7) as of			Amortization as of
	30 June 2004	30 June 2005	31 December 2006	30 June 2004	30 June 2005	31 December 2006	30 June 2005	30 June 2006
Driefontein	15,300	15,100	14,400	16	16	18	56.9	57.4
Kloof(1)	13,000	13,000	13,000	15	15		67.9	49.9
Beatrix	9,400	8,200	8,200	20	14	14	28.0	19.5
Ghana
Tarkwa(2)	14,700	13,400	13,400	11	21	23	38.1	37.5
Damang(3)	900	1,300	1,300	5	5	6	4.8	3.5
Venezuela
Choco 10	n/a	—	1,200	n/a	8	8
Australia(4)
St. Ives	3,100	2,500	2,200	5	5	5	56.5	75.1
Agnew	700	900	800	3	4	3	19.3	13.4
Corporate and other	—			—			3.0	9.9
Total	57,100	54,400	54,500	—			274.5	269.2
Reserves below infrastructure(5)	23,000	10,200	10,000	—			—
Total reserves(6)	80,100	64,600	64,500	—			—

Notes:

(1)           Although total reserves remained the same at Kloof, amortization decreased due primarily to changes in the sources of production as amortization is calculated based on the reserves at each shaft.

(2)           As of June 30, 2004 and 2005 and December 2005, reserves of 10.450 million ounces, 9.500 million ounces and 9.500 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(3)           As of June 30, 2004 and 2005 and December 2005, reserves of 0.640 million ounces, 0.920 million ounces and 0.920 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(4)           The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(5)           Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(6)           As of June 30, 2004 and 2005 and December 31, 2005, reserves of 75.600 million ounces, 60.400 million ounces and 60.300 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghanaian and Venezuelan operation.

(7)           The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves at December 31, 2005 whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations.” is based on both above and below infrastructure proven and probable reserves at December 31, 2005.

Corporate expenditure

Corporate expenditure was $21.9 million in fiscal 2006 compared to $22.5 million in fiscal 2005, a decrease of 2.7%. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. This decrease was due to the depreciation of the Rand against the U.S. dollar as Rand costs remained constant at R140.0 million in both fiscal 2006 and 2005.

Employment termination costs

In fiscal 2006, Gold Fields incurred employment termination costs of $9.1 million as compared to $13.7 million in fiscal 2005. The decrease in employee terminations costs resulted principally from lower retrenchments during fiscal 2006.

Exploration expenditure

Exploration expenditure was $39.3 million in fiscal 2006, a decrease of 14.6% from $46.0 million in fiscal 2005. Gold exploration increased from $31.7 million in fiscal 2005 to $38.7 million in fiscal 2006 as a result of a deliberate effort to step up exploration activities. However, this increase was more than offset by the decrease in exploration expenditure incurred at the Arctic Platinum Project, or the APP, which decreased from $14.3 million in fiscal 2005 to $0.6 million in fiscal 2006 as Gold Fields determined how to proceed with the APP. See “Information on the Company—Exploration.”

Impairment of assets

For fiscal 2006, Gold Fields had no asset impairments as compared to asset impairments of $233.1 million in fiscal 2005. During fiscal 2005, there was an impairment charge of $211.1 million relating to Beatrix North and South sections (formerly Beatrix Shaft Nos. 1, 2 and 3). Beatrix is a low grade mine and therefore very sensitive to changes in its cost profile. Changes in the cost profile affect the pay limits, which in turn affects the reserves. During fiscal 2005, there were cost increases at Beatrix, which resulted in an increase in the pay limit. Due to the increase in the pay limit, certain reserves at Shaft No. 2 (now part of the South section) and Vlakpan included in fiscal 2004 became uneconomical to mine and were therefore excluded from the 2005 life of mine profile. In addition, due to the restructuring at the South section, certain areas were closed which further impacted the life of mine plan.

During fiscal 2005, closures resulted in the following additional asset impairments:

•       at Driefontein, Shaft No. 10 shaft was closed, resulting in an impairment of $2.0 million;

•       at Kloof, the No. 3 metallurgical plant was closed, resulting in an impairment of $1.8 million; and

•       at St. Ives, the old mill was closed, resulting in an impairment of $9.8 million.

Also during fiscal 2005, an impairment charge was incurred at Living Gold, the rose project at Driefontein. See “Information on the Company—Living Gold.” As Living Gold is not a gold asset, its valuation was based on its business plan using a long term exchange rate of R8.51 to the euro, the currency in the markets where it anticipated making most of its sales, and a discounted cash flow valuation using a real discount rate of 10%. This resulted in an impairment of $8.4 million. The main reason for the impairment is that the original plan forecast a higher exchange rate of R9.87 to the euro and thus higher earnings.

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

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees’ medical contribution to the medical schemes after their retirement. During fiscal 2005, 21%, of these former employees and dependants were bought out of the scheme at a 15% premium. No former employees were bought out during fiscal 2006. At June 30, 2006, approximately 226 (fiscal 2005: 243) former employees were covered under this plan, which is not available to members of the scheme formerly available to employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997 and members of the Medisense medical scheme who retired after January 31, 1999. See “Directors, Senior Management and Employees-Employees-Benefits.” In fiscal 2006 an amount of $0.5 million was credited to earnings, compared to $4.2 million in fiscal 2005, in respect of Gold Fields’ obligations under this medical plan, representing a 12% decrease. The $0.5 million credit in fiscal 2006 was the result of a reversal of $0.5 million relating to the release of the cross subsidization liability and a $0.7 million release as a result of benefits forfeited offset in part by the annual interest and service charge of $0.7 million. In fiscal 2005, the credit was the result of a reversal of $4.5 million relating to the release of the cross subsidization liability as a result of the buyout and a $2.2 million release as a result of benefits forfeited, offset in part by the annual interest and service charge of $1.7 million and a $0.8 million charge relating to the 15% premium mentioned above. The post-retirement health care provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on environmental rehabilitation

At all its operations Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for fiscal 2006 was $8.6 million compared to $11.5 million in fiscal 2005. The decrease in the charge in fiscal 2006 was due to lower inflation and interest rates applicable to the fiscal 2006 layer added as well as the effects of converting at a weaker Rand/US dollar exchange rate.

For its South African operations, Gold Fields contributes to environmental trust funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. For the Ghana, Australia and Venezuela operations Gold Fields does not contribute to a trust fund.

Share compensation cost

Effective July 1, 2005, the Company adopted SFAS No. 123(R). Prior to July 1, 2005, the Company had elected to follow Accounting Policies Board Opinion No. 25 “Accounting for Stock Issued to Employees,” or APB No. 25, and its related interpretations in accounting for its share option schemes. The Company adopted SFAS 123(R) using the modified prospective transition method. Under this method, compensation cost recognized in fiscal 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123(R), and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). The results for prior periods have not been restated. As a result of adopting SFAS 123(R), $11.5 million of stock compensation charges was recognized in fiscal 2006.

Prior to fiscal 2006 Gold Fields had elected to follow APB No. 25 and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of Gold Fields and its subsidiaries’ employee share options equaled the market price of the underlying share on the date of the grant, no compensation expense had historically been recognized in the consolidated financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. During fiscal 2005 however, as a result of the inability by participants to exercise their share options during the period of the attempted Harmony hostile bid, Gold Fields extended the life of options for certain employees whose options would otherwise have expired by June 25, 2005. The Company accounted for the modification of the intrinsic value with a new measurement date and, since the options were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

Harmony hostile bid costs

On October 18, 2004, Harmony Gold Mining Company Limited, or Harmony, announced an unsolicited and hostile tender offer to acquire the entire issued share capital of Gold Fields. Gold Fields mounted a vigorous defense to the offer, which continued during much of the remainder of fiscal year 2005. The offer came to a conclusion on May 20, 2005 when the High Court of South Africa ruled that the tender offer had, in fact, lapsed on December 18, 2004 and was not capable of being revised or reinstated. Gold Fields incurred costs of $50.8 million in defending against the Harmony offer which was expensed.

IAMGold transaction costs

On September 30, 2004, Gold Fields, Gold Fields Ghana Holdings Limited, Gold Fields Holdings and IAMGold Corporation, or IAMGold, signed a definitive agreement which would have resulted in Gold Fields combining its assets situated outside the Southern African Development Community with those of IAMGold by means of a reverse takeover. On December 7, 2004 this proposed transaction did not receive the required majority approval by shareholders and it was therefore not completed. Gold Fields incurred costs of $9.3 million relating to the failed IAMGold deal during fiscal 2005 which was expensed.

Interest and dividends

Interest and dividends decreased by $2.4 million or 8.2%, from $29.2 million in fiscal 2005 to $26.8 million in fiscal 2006. Interest received on cash and cash equivalents was $24.4 million in fiscal 2006 as compared to $26.4 million in fiscal 2005, primarily due to lower average cash balances during fiscal 2006 compared to fiscal 2005. Dividends received were $2.4 million in fiscal 2006 as compared to $2.8 million in fiscal 2005.

Finance expense

Gold Fields recognized net finance expense of $55.6 million in fiscal 2006 as compared to $54.9 million in fiscal 2005. Net finance expense in fiscal 2006 consisted of interest payments of $74.4 million, comprising $69.3 million on the Mvelaphanda loan and $5.1 million of other interest payments. This was offset in part by realized exchange gains of $18.8 million.

Other interest payments comprise $2.5 million interest paid on the $158.0 million borrowed on March 9, 2006 under a US$250.0 million credit facility entered into by Orogen Holdings (BVI) Limited, or Orogen, to partly finance the Bolivar acquisition, $1.5 million interest paid on a bridging loan related thereto incurred using Gold Fields’ uncommitted borrowing facilities pending the availability of the US$250.0 million credit facility and $1.1 million of miscellaneous interest payments. See “- Liquidity and Capital Resources—Credit Facilities.” The realized exchange gains consists of a $10.3 million currency translation gain on funds held to meet commitments in respect of the Bolivar acquisition and an $8.5 million currency conversion gain arising from a change in the functional currency from U.S. dollars to Rand of one of the Group’s offshore subsidiary companies, Gold Fields Holdings.

Net finance expense in fiscal 2005 consisted of interest payments of $57.6 million, comprising $56.9 million on the Mvelaphanda loan and $0.7 million miscellaneous interest payments. This was offset in part by a $2.7 million realized exchange gain on certain offshore funds held in Euros.

Unrealized gain on financial instruments

Gold Fields recognized an unrealized gain of $14.6 million in fiscal 2006 compared to an unrealized gain of $4.9 million in fiscal 2005 relating to financial instruments.

The unrealized gain of $14.6 million in fiscal 2006 consisted of a $12.8 million unrealized mark-to-market gain on various warrants and options held in respect of underlying share investments, primarily related to the Mvela Transaction, and an unrealized gain of $3.8 million on the $30.0 million U.S. Dollar/Rand currency financial instruments Gold Fields holds to cover U.S. dollar commitments payable from South Africa. This was partly offset by an unrealized loss of $1.6 million on the Australian Dollar/US dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and an unrealized loss of $0.4 million on the international Petroleum Exchange Gasoil call options Gold Fields entered into during fiscal 2005. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience” and “—Commodity Price Sensitivity—Commodity Price Hedging Experience—Oil.” The unrealized gain of $4.9 million in fiscal 2005 consisted of a $5.3 million unrealized gain on the Australian dollar/US dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and a $0.3 million unrealized gain on the International Petroleum Exchange Gasoil call options Gold Fields entered into during fiscal 2005, offset in part by a $0.7 million negative mark-to-market valuation as at June 30, 2005 in respect of the $30.0 million U.S. dollar/Rand currency financial instruments Gold Fields holds to cover any U.S. dollar commitments payable from South Africa.

Realized (loss)/gain on financial instruments

Gold Fields recognized a realized loss of $9.1 million in fiscal 2006 compared to a realized gain of $2.1 million in fiscal 2005 relating to financial instruments.

Of the $9.1 million realized loss in fiscal 2006, there was a $15.2 million loss on treasury trading activities, a $1.9 million realized loss on a Rand/US dollar swap relating to the financing of the Bolivar acquisition and a $1.2 million net realized loss on the settlement of the $30.0 million U.S. Dollar/Rand currency financial instruments. This was partly offset by a $9.2 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005 resulting in a realized gain of $36.2 million. This gain is being accounted for in the income statement over the remaining period of the underlying loan. $9.2 million was accounted for in the income statement in fiscal 2006. The balance of $26.2 million will be accounted for in fiscal 2007 to fiscal 2009. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity—General—Interest Rate Hedging Experience.”

Of the $2.1 million realized gain in fiscal 2005, a $1.3 million gain was realized on the settlement of the $50.0 million U.S. dollar/Rand currency financial instruments and $0.8 million related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan.

Profit on disposal of listed investments

During fiscal 2006, Gold Fields continued to liquidate certain non-current investments. The profit on the sale of these investments amounted to $6.3 million resulting from the following sales:

•       $4.7 million from the sale of Gold Fields 55% interest in the Committee Bay Joint Venture. In exchange for its 55% interest Gold Fields received 7,000,000 shares in Committee Bay Resources Limited valued at $4.7 million. As the interest had a nil cost, the $4.7 million value of the shares received was also the profit;

•       $0.5 million from the sale of 0.4 million shares in TEBA Limited and the repayment of a loan previously written off;

•       $0.3 million from the sale of 3.6 million shares in African Eagle Resources Plc;

•       $0.2 million from the sale of 0.4 million shares in Sanu Resources Limited; and

•       $0.6 million from the sale of various other shares.

During fiscal 2005, Gold Fields liquidated certain non-current investments. The profit on the sale of these investments amounted to $8.1 million resulting from the following sales:

•       $6.2 million from the sale of 36.0 million shares in Zijin Mining Group Company Limited;

•       $1.6 million from the sale of 8.5 million shares in African Eagle Resources Plc; and

•       $0.3 million from the sale of 1.3 million shares in Radius Gold Incorporated.

Profit on disposal of exploration rights

During fiscal 2005 Gold Fields sold its interest in the Angelina Project in Chile to its joint venture partner Meridian for $7.5 million plus a 2% net smelter royalty on the majority of land within the joint venture. As the interest had a nil cost, the proceeds of $7.5 million was also the profit. No exploration rights were disposed of in fiscal 2006.

Profit on disposal of property, plant and equipment

During fiscal 2006, Gold Fields continued to dispose of certain surplus property, plant and equipment. The net profit on the sale of this property, plant and equipment amounted to $3.7 million comprising:

•       $2.3 million profit from the sale of a winder by Kloof and

•       $1.7 million profit from the sale of mine houses by Beatrix, offset in part by a

•       $0.3 million loss from miscellaneous asset sales by the operating mines of the Group.

During fiscal 2005, Gold Fields realized a net profit of $0.8 million on the sale of surplus property, plant and equipment by the operating mines of the Group.

Write-down of investments.

During fiscal 2005 investments whose market value was lower than their original costs for a period of longer than 12 months were written-down by $7.7 million.

The $7.7 million comprised:

•       $5.4 million on Mvelaphanda Resources Limited;

•       $0.4 million on Conquest Mining Limited;

•       $0.3 million on Oil Quest Resources Plc;

•       $0.7 million on Lakota Resources; and

•       $0.9 million on Ridge Mining Plc.

During fiscal 2006 no write down was required as there were no investments whose market value was lower than their original costs for a period of longer than 12 months.

Other (expenses)/income

Other (expenses)/income represents miscellaneous revenue items such as scrap sales and rental income, net of miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item. Other expenses increased by $10.5 million, from $6.0 million in fiscal 2005 to $16.5 million in fiscal 2006.

Other expenses in fiscal 2006 consisted of miscellaneous cost items totaling $17.5 million which included:

•       Corporate social investment costs which prior to fiscal 2006 were included in production costs;

•       One time professional fees related to corporate advice and costs in relation to the expanding international portfolio as well as increased staffing related to Gold Fields’ expanding international portfolio;

•       Auditors’ fees and other costs relating to Gold Fields becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002; and

•       costs related to marketing Biox®.

These amounts were offset in part by $1.0 million in other income, comprised primarily of rent.

Other expenses in fiscal 2005 consisted of $2.9 million in other income, comprised principally of mineral right sales and rent, which was more than offset by miscellaneous cost items totaling $8.9 million which included:

•       auditors’ fees and other costs relating to Gold Fields becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002;

•       costs related to marketing Biox®, which prior to fiscal 2005 were accounted for under exploration expense;

•       the cost of cash rewards given to all Gold Fields’ employees for the successful defense of the Harmony hostile bid; and

•       additional sundry professional fees.

Income and mining tax (expense)/benefit

The table below sets forth Gold Fields’ effective tax rate for fiscal 2005 and fiscal 2006, including normal and deferred tax.

	Year ended June 30,
	2006	2005
Effective tax (expense)/benefit rate	(34.4)%	35.1%

In fiscal 2006, the effective tax expense rate of 34.4% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $13.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, $8.4 million due to the reduction during fiscal 2006 of the Ghanaian tax rates from 28.0% to 25.0% and $55.3 million due to certain of Gold Fields subsidiary companies having statutory tax rates that are lower than the maximum mining statutory tax rate of 45%. The effect of these items was offset by an amount of $22.3 million relating to the non-deductibility of certain exploration costs and share-based payment costs and by an amount of $24.9 million relating to foreign levies and royalties, which is included in the tax charge.

In fiscal 2005, the effective tax benefit rate of 35.1% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $11.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, a $26.8 million credit due to an increase in the tax values of the Australian operations following the consolidation of St. Ives and Agnew for tax purposes and $8.4 million due to the reduction in fiscal 2005 of the Ghanaian tax rates from 32.5% to 28.0%. The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. The effect of these items was offset by an amount of $40.0 million relating to the non-deductibility of certain exceptional items, namely the Harmony hostile bid costs, the IAMGold transaction costs and exploration costs and by an amount of $21.8 million relating to foreign levies and royalties, which is included in the tax charge.

Share of equity investee’s losses

Share of equity investee’s losses increased to $5.9 million in fiscal 2006 from $0.4 million in fiscal 2005. The $5.9 million loss relates to the recording of the equity losses related to Bolivar following Gold Fields’ acquisition of the remaining interest in Bolivar it did not previously own effective February 28, 2006. Gold Fields did not record losses related to Bolivar prior to Gold Fields acquiring the remaining interest in Bolivar that it did not already own. Prior to this acquisition it held approximately 14% of Bolivar and accounted for this investment as an available for sale investment.

Minority interests

Minority interests represented an expense of $29.8 million in fiscal 2006, compared to an expense of $20.6 million in fiscal 2005. These amounts reflect the portion of the net income of Gold Fields Ghana, Abosso, Choco 10 and Living Gold attributable to their minority shareholders. The minority shareholders’ interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2006 and 2005, 5% in Choco 10 in fiscal 2006 and 40% in Living Gold in fiscal 2006 and 2005. The amounts due to minority shareholders were higher in fiscal 2006 due to increased net income at Gold Fields Ghana and Abosso in fiscal 2006. Also the minority shareholders of Choco 10 were included for the first time in fiscal 2006.

Net income/(loss)

As a result of the factors discussed above, Gold Fields’ net income was $138.5 million in fiscal 2006 compared with net loss of $206.2 million in fiscal 2005.

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

The increase in ounces sold from the South African operations from 2.804 million ounces in fiscal 2004 to 2.824 million ounces in fiscal 2005 resulted from an increase in underground yields from 7.1 to 7.4 grams per tonne. This was as a result of the reduction in production from marginal areas and processing of low grade surface material, coupled with some increased production from higher grade areas, in line with the change from a high-volume low-grade production strategy to a lower-volume higher-grade production strategy to increase margins. Gold output from Driefontein increased by 21,000 ounces while production at Kloof and Beatrix was unchanged in fiscal 2005 when compared with fiscal 2004. Production at the international operations increased by 3.7% from 1.603 million ounces in fiscal 2004 to 1.664 million ounces in fiscal 2005. A significant increase in production at Tarkwa resulting from the commissioning of the mill during October 2004 and a smaller increase in production at Agnew more than offset decreases in production at Damang and St. Ives. See “Information on the Company—Gold Fields’ Mining Operations.”

Differences between total gold sold and total gold produced are due to timing differences between gold production and gold sales.

Costs and Expenses

The following table sets out Gold Fields’ total ounces produced and weighted average total cash costs and total production costs per ounce for fiscal 2004 and fiscal 2005.

								Percentage
							Percentage	increase/
	Fiscal 2004			Fiscal 2005			increase/	(decrease) in
			Total			Total	(decrease) in	unit total
	Gold	Total cash	production	Gold		production	unit total cash	production
	Production	costs(1)	costs(2)	Production	costs(1)	costs(2)	costs	costs
	(‘000oz)	($/oz)		(‘000oz)	($/oz)		(%)
South Africa
Driefontein	1,141	311	355	1,163	330	380	6.1	7.0
Kloof	1,038	341	388	1,037	379	448	11.1	15.5
Beatrix	625	356	393	624	406	452	14.0	15.0
Ghana
Tarkwa(3)	550	230	258	677	234	290	1.7	12.4
Darnang(4)	308	222	245	248	282	302	27.0	23.3
Australia(5)
St. Ives	543	300	377	527	336	439	12.0	16.5
Agnew	202	221	303	212	232	325	5.0	7.3
Total(6)(7)	4,406	—	—	4,488	—	—	—	—
Weighted average	—	302	349	—	331	393	9.6	12.6

Notes:

(1)           Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the

Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.”

(2)           Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

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

	For the year ended June 30, 2005
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	386.4	393.6	252.9	158.2	68.6	184.5	56.4	—	1,500.6
Less:
G&A other than corporate costs	(6.5)	(5.4)	(3.8)	(8.9)	(1.8)	(4.7)	(1.5)	—	(32.6)
GIP adjustment	—	—	—	0.2	—	2.1	(0.1)	—	2.2
Exploration	—	—	—	(1.2)	—	(10.7)	(7.5)	—	(19.4)
Plus:
Employment termination cost	3.7	5.0	4.3	—	—	—	—	0.7	13.7
Royalty	—	—	—	8.6	3.1	5.7	2.1	—	19.5
Total cash costs	383.6	393.2	253.4	156.9	69.9	176.9	49.4	0.7	1,484.0
Plus:
Amortization(2)	56.9	67.9	28.0	38.1	4.8	56.5	19.3	3.0	274.5
GIP adjustments(2)	—	—	—	(0.2)	—	(2.1)	0.1	—	(2.2)
Rehabilitation	1.8	3.5	1.0	1.3	0.2	0.3	0.3	—	8.4
Total production costs	442.3	464.6	282.4	196.1	74.9	231.6	69.1	3.7	1,764.7
Gold produced (‘000 oz)(3)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Gold sold per production cost (‘000 oz)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Total cash costs ($/oz)(4)	330	379	406	232	282	336	232	—	331
Total production costs ($/oz)(5)	380	448	452	290	302	439	325	—	393

Notes:

(1)           Calculated using an exchange rate of R6.21 per $1.00.

(2)           Non-cash portion of GIP adjustments shown separately. Gold in process, or GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)           In fiscal 2005, 4.219 million ounces of production, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(4)           Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.”

(5)           Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

	For the year ended June 30, 2004
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	356.1	354.7	223.7	126.5	66.7	182.2	45.3	—	1,355.2
Less:
G&A other than corporate costs	(5.6)	(4.8)	(4.0)	(6.5)	(1.8)	(4.9)	(0.6)	—	(28.2)
GIP adjustment	—	—	—	—	—	—	(1.2)	—	(1.2)
Exploration	—	—	—	—	—	(19.9)	(1.0)	—	(20.9)
Plus:
Employment termination cost	4.0	3.9	2.5	—	—	0.1	—	—	10.5
Royalty	—	—	—	6.4	3.6	5.1	2.0	—	17.1
Total cash costs	354.5	353.8	222.2	126.4	68.5	162.6	44.5	—	1,332.5
Plus:
Amortization(2)	49.5	46.0	22.8	15.2	6.8	41.8	15.3	1.2	198.6
GIP adjustments(2)	—	—	—	—)	—	—	1.2	—	1.2
Rehabilitation	1.6	3.2	0.5	0.1	0.2	0.3	0.1	—	6.0
Total production costs	405.6	403.0	245.5	141.7	75.5	204.7	61.1	1.2	1,538.3
Gold produced (‘000 oz)(3)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1
Gold sold per production cost (‘000 oz)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1
Total cash costs ($/oz)(4)	311	341	356	230	222	300	221	—	302
Total production costs ($/oz)(5)	355	388	393	258	245	377	303	—	349

Note:

(1)           Calculated using an exchange rate of R6.90 per $1.00.

(2)           Non-cash portion of GIP adjustments shown separately. Gold in process, or GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)           In fiscal 2004, 4.158 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(4)           Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.”

(5)           Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold

Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

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

Production costs

Production costs increased by $145.4 million, or 10.7%, from $1,355.2 million in fiscal 2004 to $1,500.6 million in fiscal 2005. This was primarily due to the increased production from Tarkwa, which was offset in part by slightly decreased production in South Africa and St. Ives, as well as significant increases in input costs, especially fuel, steel and cyanide and other reagents, wage increases above inflation at the South African operations, and the appreciation of the South African rand and the Australian dollar against the U.S. dollar. The Rand appreciated on average by 10.1% and the Australian dollar appreciated 5.4% against the U.S. dollar during fiscal 2005 compared to fiscal 2004, resulting in increased costs in U.S. dollar terms.

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

	Proven and probable reserves as of June 30,		Life of mine(6) as of June 30,		Amortization as of June 30,
	2003	2004	2003	2004	2004	2005
	(‘000 oz)		(years)		($m)
Driefontein	16,000	15,300	17	16	49.5	56.9
Kloof(1)	15,900	13,000	18	15	46.0	67.9
Beatrix(2)(3)	11,800	9.400	20	20	22.8	28.0
Ghana
Tarkwa(4)	9,800	14,700	14	11	15.2	38.1
Damang(5)	900	900	3	5	6.8	4.8
Australia(7)
St. Ives(8)	3,000	3,100	5	5	41.8	56.5
Agnew	500	700	4	3	15.3	19.3
Corporate and other	—	—	—	—	1.2	3.0
Total	57,900	57,100	—	—	198.6	274.5
Reserves below infrastructure(9)	26,600	23,000	—	—	—	—
Total reserves(10)	84,500	80,100	—	—	—	—

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

        (6) The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The information in the above table is based on the above infrastructure proven and probable reserves at June 30, 2004 for fiscal 2004 whereas the life of mine information in Item 4 is based on both above and below infrastructure proven and probable reserves at June 30, 2005.

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

Exploration expenditure

Exploration expenditure was $46.0 million in fiscal 2005, an increase of 15.3% from $39.9 million in fiscal 2004. The increase was as a result of a deliberate effort to step up exploration activities, with $11.5 million spent in Africa in fiscal 2005, compared to $5.7 million in fiscal 2004. Exploration expenditure in fiscal 2005 also included $14.3 million incurred at the APP, compared to $11.4 million in fiscal 2004. See “Information on the Company—Exploration.” In addition, in fiscal 2005 the costs associated with marketing the Biox® process were accounted for as Other (costs)/income, whereas in fiscal 2004 they were included within exploration expenditure. See “Information on the Company—Research and Development.”

Impairment of assets

For fiscal 2005, Gold Fields had asset impairments of $233.1 million, as compared to asset impairments of $72.7 million in fiscal 2004. During fiscal 2005, there was an impairment charge of $211.1 million relating to Beatrix North and South sections (formerly Beatrix Shaft Nos. 1, 2 and 3). Beatrix is a low grade mine and therefore very sensitive to changes in its cost profile. Changes in the cost profile affect the pay limits, which in turn affects the reserves. During fiscal 2005, there were cost increases at Beatrix, which resulted in an increase in the pay limit. Due to the increase in the pay limit, certain reserves at Shaft No. 2 (now part of the South section) and Vlakpan included in fiscal 2004 became uneconomical to mine and were therefore excluded from the 2005 life of mine profile. In addition, due to the restructuring at the South section, certain areas were closed which further impacted the life of mine plan.

During fiscal 2005, closures resulted in the following additional asset impairments:

•       at Driefontein, Shaft No. 10 shaft was closed, resulting in an impairment of $2.0 million;

•       at Kloof, the No. 3 metallurgical plant was closed, resulting in an impairment of $1.8 million; and

•       at St. Ives, the old mill was closed, resulting in an impairment of $9.8 million.

Also during fiscal 2005, an impairment charge was incurred at Living Gold, the rose project at Driefontein. See “Information on the Company—Living Gold.” As Living Gold is not a gold asset, its valuation was based on its business plan using a long term exchange rate of R8.51 to the euro, the currency in the markets where it anticipated making most of its sales, and a discounted cash flow valuation using a real discount rate of 10%. This resulted in an impairment of $8.4 million. The main reason for the impairment is that the original plan forecast a higher exchange rate of R9.87 to the euro and thus higher earnings.

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

During fiscal 2004, the potential future income arising from existing and possible new contracts for Biox® was reevaluated. See “Information on the Company—Research and Development.” This revised plan did not support the carrying value and accordingly, an impairment write-down of $5.0 million was recorded, to reflect the fair value of the Biox® patent of $15.0 million.

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

Decrease in provision for post-retirement health care costs

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees’ medical contribution to the medical schemes after their retirement. During fiscal 2005 and fiscal 2004, 21% and 6%, respectively, of these former employees and dependants were bought out of the scheme at a 15% premium. At June 30, 2005, approximately 243 (fiscal 2004: 510) former employees were covered under this plan.

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

Accretion expense on environmental rehabilitation

The rehabilitation charge for fiscal 2005 was $11.5 million compared to $8.4 million in fiscal 2004. The increase was due primarily to the strengthening of the Rand against the U.S. dollar and decreases in the life of mines in South Africa.

Share compensation cost

During fiscal 2005 and fiscal 2004, Gold Fields had elected to follow APB No. 25 and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of Gold Fields and its subsidiaries’ employee share options equaled the market price of the underlying share on the date of the grant, no compensation expense has historically been recognized in the consolidated financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. During fiscal 2005 however, as a result of the inability by participants to exercise their share options during the period of the attempted Harmony hostile bid, Gold Fields extended the life of options for certain employees whose options would otherwise have expired by June 25, 2005. The Company accounted for the modification of the intrinsic value with a new measurement date and, since the options were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

Harmony hostile bid costs

On October 18, 2004, Harmony announced an unsolicited and hostile tender offer to acquire the entire issued share capital of Gold Fields. Gold Fields mounted a vigorous defense to the offer, which continued during much of the remainder of fiscal year 2005. Gold Fields incurred costs of $50.8 million in defending against the Harmony offer which was expensed.

IAMGold transaction costs

On September 30, 2004, Gold Fields, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey and IAMGold, signed a definitive agreement which would have resulted in Gold Fields combining its assets situated outside the Southern African Development Community with those of IAMGold by means of a reverse takeover. On December 7, 2004 this proposed transaction did not receive the required majority approval by shareholders and it was therefore not completed. Gold Fields incurred costs of $9.3 million relating to the failed IAMGold deal during fiscal 2005 which was expensed.

Interest and dividends

Interest and dividends increased by $9.8 million or 50.5%, from $19.4 million in fiscal 2004 to $29.2 million in fiscal 2005. Interest received on cash and cash equivalents was $26.4 million in fiscal 2005 as compared to $17.1 million in fiscal 2004, primarily due to higher average cash balances during fiscal 2005 compared to fiscal 2004. Dividends received were $2.8 million in fiscal 2005 as compared to $2.3 million in fiscal 2004.

Finance (expense)/income

Gold Fields recognized net finance expense of $54.9 million in fiscal 2005 as compared to $12.2 million in fiscal 2004. The main reason for the increase in fiscal 2005 was due to the Mvela Loan being in place for the entire period of fiscal 2005, whereas in fiscal 2004 it was only in place for three months. Net finance expense in fiscal 2005 consisted of interest payments of $57.6 million, comprising $56.9 million on the Mvela Loan and $0.7 million of miscellaneous interest payments. This was offset in part by a $2.7 million realized exchange gain on funds held in Euros.

Net finance expense in fiscal 2004 consisted of interest payments of $27.2 million, comprising $18.2 million on the Mvela Loan and $9.0 million on the loans used to acquire St. Ives, Agnew and Damang, offset in part by a $3.6 million unrealized exchange gain on certain offshore funds held in Euros and a $11.4 million realized exchange gain on the Australian loan.

Unrealized gain on financial instruments

Gold Fields recognized an unrealized gain of $4.9 million in fiscal 2005 compared to an unrealized gain of $39.2 million in fiscal 2004 relating to financial instruments.

The unrealized gain of $4.9 million in fiscal 2005 consisted of a $5.3 million unrealized gain on the Australian dollar/US dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and a $0.3 million unrealized gain on the International Petroleum Exchange Gasoil call options Gold Fields entered into during fiscal 2005, offset in part by a $0.7 million negative mark-to-market valuation as at June 30, 2005 in respect of the $30.0 million U.S. dollar/Rand currency financial instruments Gold Fields holds to cover any U.S. dollar commitments payable from South Africa. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience.”

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

Of the $2.1 million realized gain in fiscal 2005, a $1.3 million gain was realized on the settlement of the $50.0 million U.S. dollar/Rand currency financial instruments and $0.8 million related to the interest rate swap Gold Fields had entered into in connection with the Mvela Loan.

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

Profit on disposal of property, plant and equipment

During fiscal 2005, Gold Fields realised a net profit of $0.8 million profit from sales of surplus property, plant and equipment by the operating mines of the Group.

During fiscal 2004, Gold Fields disposed of certain property, plant and equipment. The profit on the sale of this property, plant and equipment amounted to $0.3 million. This comprises $0.3 million profit from miscellaneous asset sales by the operating mines of the Group.

Profit on disposal of mineral rights

During fiscal 2004, mineral rights and associated assets relating to Driefontein’s block 1C11 were sold for $45.7 million to AngloGold Ashanti, realizing a profit of $27.1 million.

Write-down of investments

During fiscal 2005 investments whose market value was lower than their original costs for a period of longer than 12 months were written-down by $7.7 million.

The $7.7 million comprised:

•       $5.4 million on Mvelaphanda Resources Limited;

•       $0.4 million on Conquest Mining Limited;

•       $0.3 million on Oil Quest Resources Plc;

•       $0.7 million on Lakota Resources; and

•       $0.9 million on Ridge Mining Plc.

During fiscal 2004 no write down was required as there were no investments whose market value was lower than their original costs for a period of longer than 12 months.

Write-down of mineral rights

During fiscal 2004, mineral rights held as trading stock to the value of $3.6 million were written-off. This was in line with new regulations in South Africa that will result in mining companies forfeiting those mineral rights not likely to be mined or explored.

Other (expenses)/income

Other (expenses)/income decreased by $7.8 million, from $1.8 million other income in fiscal 2004 to $6.0 million other expenses in fiscal 2005. Other income in fiscal 2005 consisted of $2.9 million in revenues, comprised principally of mineral right sales and rent, which was more than offset by miscellaneous cost items totaling $8.9 million which included:

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

Other income in fiscal 2004 consisted of $6.8 million in revenues, comprised principally of mineral right sales, rent and a rebate received from JP Morgan net of $4.7 million in other expenses comprised principally of payments to The Business Trust, an initiative involving a large number of companies in South Africa undertaking targeted job creation and capacity building programs, and sundry professional fees. There were no stock compensation charges in fiscal 2004.

Income and mining tax benefit/(expense)

The table below sets forth Gold Fields’ effective tax rate for fiscal 2004 and fiscal 2005, including normal and deferred tax.

	Year ended June 20,
	2005	2004
Effective tax benefit/(expense) rate	35.1%	(14.3)%

In fiscal 2005, the effective tax benefit rate of 35.1% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $11.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, a $26.8 million credit due to an increase in the tax values of the Australian operations following the consolidation of St. Ives and Agnew for tax purposes and $8.4 million due to the reduction in fiscal 2005 of the Ghanaian tax rates from 32.5% to 28.0%. The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. The effect of these items was offset by an amount of $40.0 million relating to the non-deductibility of certain exceptional items, namely the Harmony hostile bid costs, the IAMGold transaction costs and exploration costs and by an amount of $21.8 million relating to foreign levies and royalties, which is included in the tax charge.

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

Liquidity and Capital Resources

Cash resources

Operations

Net cash provided by operations in fiscal 2006 was $465.4 million compared to $181.9 million in fiscal 2005. In fiscal 2006, Gold Fields’ realized gold price increased to an average of $524 per ounce compared to $422 per ounce in fiscal 2005. The increase in the realized price more than offset the decline in ounces of gold sold and resulted in revenues from product sales increasing by $388.9 million from $1,893.1 million in fiscal 2005 to $2,282.0 million in fiscal 2006.

The increased revenues were offset in part by a $121.0 million increase in production costs, which increased from $1,500.6 million in fiscal 2005 to $1,621.6 million in fiscal 2006. Also, in fiscal 2005, Gold Fields incurred costs of $50.8 million and $9.3 million on the Harmony hostile bid and the IAMGold transaction, respectively which did not recur in fiscal 2006. The net effect was a $361.9 million increase in cash flow provided by operations before taxation and working capital changes. This increase in cash provided by operations was partly offset by an increase in taxes paid of $16.4 million and a decrease in working capital changes of $35.5 million.

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

The increased revenues were offset in part by a $145.4 million increase in production costs, which increased from $1,355.2 million in fiscal 2004 to $1,500.6 million in fiscal 2005. In addition Gold Fields incurred costs of $50.8 million and $9.3 million on the Harmony hostile bid and the IAMGold transaction, respectively. The net effect of this was a $12.0 million increase in cash flow provided by operations before taxation and working capital changes. The decrease in taxes paid of $37.3 million was largely offset by the $29.6 million increase in working capital changes.

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

Gold Fields receives revenues from its Venezuelan operations either in Bolivars, or U.S. dollars, depending on whether the sales are made locally or exported. To the extent Gold Fields receives U.S. dollars, it must repatriate them to Venezuela and convert them to Bolivars at the official exchange rate. In certain circumstances, Gold Fields may be able to convert, or reconvert, as the case may be, Bolivars to U.S. dollars, but there are restrictions on the uses for which such funds may be applied and any conversion at the official exchange rate is subject to approval by the relevant authorities. See “Information on the Company—Regulatory and Environmental Matters—Venezuela—Exchange Controls.”

Investing

Net cash utilized in investing activities was $836.4 million in fiscal 2006 compared to $318.3 million in fiscal 2005. The increase in net cash utilized of $518.1 million was primarily due to an increase in acquisition of subsidiaries of $415.6 million and an increase in purchase of listed investments of $133.1 million, offset in part by a decrease in capital expenditure of $37.3 million.

Net cash utilized in investing activities was $318.3 million in fiscal 2005 compared to $400.2 million in fiscal 2004. The decrease in net cash utilized of $81.9 million was primarily due to a decrease in capital expenditure of $60.2 million and a decrease in purchases of investments of $49.0 million. In addition, proceeds on disposal of property, plant and equipment were lower by $46.6 million in fiscal 2005 and $23.0 million was spent on the acquisition of subsidiaries in fiscal 2004.

Capital expenditure decreased by $62.3 million to $255.4 million in fiscal 2006 compared to $317.7 million in fiscal 2005. Capital expenditure was $377.9 million in fiscal 2004. In Rand terms, capital expenditure decreased to R1,794.8 million in fiscal 2006 from R1,973.6 million in fiscal 2005 and R2,607.6 million in fiscal 2004. The decrease in capital expenditure was mainly due to the lower spending on growth projects at

Tarkwa in Ghana and St. Ives in Australia due to most of these projects having been completed in fiscal 2005.

Expenditure on Gold Fields’ major capital projects in fiscal 2006 included:

•       $17.5 million on the Beatrix Shaft No. 3 expansion project, as compared to $21.7 million in fiscal 2005 and $24.7 million in fiscal 2004;

•       $16.9 million on the Shaft No. 1 and Shaft No. 5 projects at Driefontein, as compared to $19.1 million in fiscal 2005 and $20.1 million in fiscal 2004;

•       $6.6 million on the Shaft No. 4 project at Kloof as compared to $16.9 million in fiscal 2005 and $25.0 million in fiscal 2004;

•       $6.3 million on the Kloof Shaft No. 1 pillar extraction, as compared to $1.7 million in fiscal 2005 and $nil in fiscal 2004;

•       $14.1 million on the new heap leach pads at Tarkwa, as compared to $10.9 million in fiscal 2005 and $4.4 in fiscal 2004; and

•       $0.4 million on the Songvang open pit at Agnew, as compared to $11.8 million in fiscal 2005 and $nil in fiscal 2004.

There was no expenditure on the St Ives mill expansion project (compared to $46.6 million in fiscal 2005 and $45.7 million in fiscal 2004), the Tarkwa CIL process plant (as compared to $25.7 million in fiscal 2005 and $75.9 million in fiscal 2004) or the Tarkwa owner mining project (as compared to $16.1 million in fiscal 2005 and $55.3 million in fiscal 2004) as each of these projects was completed during fiscal 2005.

Proceeds on the disposal of property, plant and equipment decreased from $10.2 million in fiscal 2005 to $6.3 million in fiscal 2006. In both years this related to the disposal of various mining assets by the South African and Australian mining operations. Proceeds on the disposal of property, plant and equipment was $56.8 million in fiscal 2004, consisting primarily of $45.7 million received from the sale of Driefontein Block 1C11 to AngloGold.

Purchase of listed investments increased from $30.4 million in fiscal 2005 to $163.5 million in fiscal 2006.

The $163.5 million spent on the purchase of listed investments in fiscal 2006 was made up of:

•       $133.5 million invested in Western Areas Gold Mining Company Limited;

•       $24.5 million invested in Sino Gold Limited;

•       $3.0 million invested in Medoro Resources Limited;

•       $0.5 million invested in Avoca Resources Limited;

•       $0.5 million invested in Golden Star Resources Limited; and

•       $1.5 million advanced to GBF, the open pit mining contractor at St Ives, in terms of the alliance agreement between St Ives and GBF to fund the purchase of mining equipment used on site.

Purchase of listed investments decreased from $79.4 million in fiscal 2004 to $30.4 million in fiscal 2005.

The $30.4 million spent on the purchase of listed investments in fiscal 2005 was made up of:

•       $18.7 million invested in Comaplex Corporation:

•       $1.5 million invested in Avoca Resources Limited;

•       $1.5 million invested in African Eagle Resources Plc on the exercising of warrants held;

•       $6.8 million lent to GBF, in terms of the alliance agreement between St. Ives and GBF to fund the purchase of mining equipment used on site; and

•       $1.9 million on other investments.

Proceeds from the sale of listed investments decreased from $18.6 million in fiscal 2005 to $2.8 million in fiscal 2006. The investment disposals comprising the $2.8 million in fiscal 2006 were:

•       $1.5 million from the sale of African Eagle Resources Plc shares;

•       $1.0 million from the sale of TEBA Limited shares and the repayment of a loan previously advanced to TEBA Limited; and

•       $0.3 million from the sale of Sanu Resources Limited shares.

Proceeds from the sale of listed investments decreased from $29.3 million in fiscal 2004 to $18.6 million in fiscal 2005. The investment disposals comprising the $18.6 million in fiscal 2005 were:

•       $13.9 million from the sale pf Zijin Mining Group Company Limited shares

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

During fiscal 2006, Gold Fields acquired two new subsidiaries for a total of $415.6 million.

•       On January 11, 2006, Gold Fields acquired an 80.72% interest in La Cima for $40.5 million. La Cima is the holding company for the Cerro Corona Project.

•       During fiscal 2006, Gold Fields acquired the remaining shares it did not already own to give it a 100% interest in Bolivar Gold Corporation. During fiscal 2004, Gold Fields acquired a 10.17% interest in Bolivar for $11.9 million. During November and December 2005, Gold Fields acquired another 4.28% interest in Bolivar for $13.2 million. On February 28, 2006, Gold Fields acquired the remaining interest of 85.55% in Bolivar for $289.5 million ($295.4 million paid less cash acquired of $5.9 million). On that date, Gold Fields also made a loan of $72.4 million to Bolivar which was part of the purchase consideration and was subsequently capitalized. The total cash outflow, net of cash acquired, during fiscal 2006 relating to the acquisition of Bolivar was $375.1 million

During fiscal 2004, Gold Fields spent $23.0 million on the acquisition of the minority interest in the Arctic Platinum Project.

For its South African operations, Gold Fields contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mine of the different South African operations and various other factors. During fiscal 2006 Gold Fields South African operations contributed $11.0 million to the environmental trust fund compared to $6.5 million in fiscal 2005 and $6.0 million in fiscal 2004. For the Ghana, Australia and Venezuela operations Gold Fields does not contribute to a trust fund.

Financing

Net cash provided by financing activities was $78.6 million in fiscal 2006 as compared to net cash utilized by financing activities of $11.4 million in fiscal 2005. The main reason for this movement was that fiscal 2006 included the proceeds of the $158.0 million loan raised in connection with the Bolivar acquisition. This was partly offset by a decrease in minority funding of $40.9 million as a result of minority shareholder loans of $23.0 million at Tarkwa being repaid in fiscal 2006 as compared to loans of $17.9 million being received in fiscal 2005.

During fiscal 2005, $36.2 million was received on the close out of the interest rate swap entered into in connection with the Mvela loan.

Dividends paid amounted to $61.8 million in fiscal 2006 compared to $54.5 million in fiscal 2005. The amount of dividends paid was higher than in fiscal 2005 principally due to the higher net income on which the dividend is calculated. Dividend payments in fiscal 2006 amounted to Rand 394.5 million or 80 SA cents per ordinary share as compared to Rand 344.5 million or 70 SA cents per ordinary share in fiscal 2005. During fiscal 2006, Tarkwa and Damang each paid dividends and the minority shareholders’ share of these payments was $13.0 million compared to $17.3 million in fiscal 2005.

In fiscal 2006, $30.1 million was received as a result of share options exercised as opposed to $3.6 million in fiscal 2005. This increase was partly offset by the $11.7 million repurchase and cancellation of ordinary shares in fiscal 2006.

Net cash utilized in financing activities was $11.4 million in fiscal 2005 as compared to net cash provided by financing activities of $682.2 million in fiscal 2004. The main reason for the movement was that fiscal 2004 included the proceeds of the $586.7 million loan ($591.3 million less costs of $4.6 million) raised as a result of the Mvelaphanda transaction. See “—Overview—Mvelaphanda Transaction.” In addition, in fiscal 2004 Gold Fields raised $215.9 million in an international private placement of Gold Fields shares.

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

In fiscal 2005, $3.6 million was received as a result of share options exercised, as compared to $3.8 million in fiscal 2004. In fiscal 2004, Gold Fields repaid the remaining balances of $40.7 million of borrowings related to the acquisitions of St. Ives, Agnew and Abosso.

Credit Facilities

As of the date of this annual report, Gold Fields had committed unutilized banking facilities of $92.0 million available under the facility entered into in connection with the acquisition of Bolivar, as discussed below, $150 million under the project finance facility entered into to fund capital costs in connection with the Cerro Corona Project and $1.8 billion available under the facility entered into in connection with the proposed acquisition of South Deep. See “—Recent Developments.’’ Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements.

Gold Fields may in the future undertake further acquisitions of mining assets. In the event that Gold Fields does undertake any such acquisition, it may need to incur further debt or arrange other financing to fund any costs of the acquisition, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

Bolivar Acquisition

During fiscal 2006, Gold Fields acquired the remaining shares it did not already own to give it a 100% interest in Bolivar Gold Corporation. During fiscal 2004, Gold Fields had acquired a 10.17% interest in Bolivar for $11.9 million. During November and December 2005, Gold Fields acquired another 4.28% interest in Bolivar for $13.2 million. On February 28, 2006, Gold Fields acquired the remaining interest of 85.55% in Bolivar for $289.5 million ($295.4 million paid less cash acquired of $5.9 million). On that date, Gold Fields also made a loan of $72.4 million to Bolivar which was part of the purchase consideration and was subsequently capitalized.

On March 3, 2006, Orogen a wholly-owned subsidiary of Gold Fields, entered into a US$250.0 million syndicated loan term facility, or the Orogen Facility, with lead lenders Barclays Bank Plc and JP Morgan Europe Limited. The purpose of the facility was to partly finance the acquisition of Bolivar Gold Corporation and to provide funding lines for general corporate purposes. Borrowings under the facility are guaranteed by Gold Fields, GFIMSA and Gold Fields Holdings Company (BVI) Limited. In terms of the facility agreement, Gold Fields must maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There are also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction. In connection with this facility Gold Fields paid an arrangement fee of $0.9 million and pays a quarterly commitment fee of 0.105% of any undrawn amounts and an agency fee of US$15,000 per annum. On March 9, 2006, Orogen drew down US$158.0 million. The loan bears interest at LIBOR plus a margin of 0.35% and is repayable on March 9, 2009. In terms of the facility agreement, Gold Fields has the option to repay the loan in whole or part by giving 10 days’ prior notice. The loan may not, however, be repaid prior to March 3, 2007. The $92.0 million remaining under the facility is available for borrowing until March 9, 2009.

Mvela Loan

On March 17, 2004, as part of the transaction involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields, Mvela Gold advanced Rand 4,139 million, or the Mvela Loan, to GFIMSA. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Company BVI. GFIMSA may elect to repay the Mvela Loan (together with the present value of the then outstanding interest payment obligations and the tax payable by Mvela Gold as a result of such repayment) at any time starting 12 months after the Mvela Loan was advanced. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the consolidated gross turnover of Gold Fields and its subsidiaries may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of an event of default. See “—Overview—Mvelaphanda Transaction.”

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

GFIMSA applied the net proceeds of the Mvela Loan of $586.7 million (R4,139 million less R32 million of costs at an exchange rate of R7.00 to $1.00) toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of an internal restructuring of Gold Fields. In connection with the Mvela Loan, GFIMSA entered into two interest rate swaps, both of which were designated as fair value hedges and which were accounted for as a single swap. The fixed rate receivable on the interest rate swap was equal to the interest rate payable on the loan from Mvela Gold and the floating rate payable was the three month Johannesburg Inter-Bank Acceptance Rate, or JIBAR, plus a margin of 1.025%. The interest rate swap was closed out on June 3, 2005 with the loan reverting to the fixed interest rate mentioned above. Gold Fields realized mark-to-market gains on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $0.8 million was accounted for in fiscal 2005 and $9.2 million in fiscal 2006 with the balance of $26.2 million to be accounted for in fiscal 2007 to fiscal 2009. Of the $14.8 million interest credits, $12.9 million was accounted for in fiscal 2005 and the balance of $1.9 million was accounted for in fiscal 2004. See “Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Sensitivity—Interest Rate Hedging Experience.”

Living Gold Facility

On May 28, 2004, Living Gold (Pty) Limited, or Living Gold, a subsidiary of GFIMSA, entered into a R16.6 million ($2.5 million at an exchange rate of R6.5150, the noon buying rate on May 28, 2004) loan facility with the Industrial Development Corporation of South Africa, or the IDC. On November 24, 2004, Living Gold drew down the full amount of the facility. The facility bears interest at the prime overdraft rate of First National Bank of Southern Africa Limited. On June 30, 2006, that rate was 11.0%. The loan is repayable in 96 monthly installments beginning on July 1, 2006.

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

Capital expenditure

Capital expenditure was $280.4 million in fiscal 2006, compared to $317.7 million in fiscal 2005. See “—Liquidity and Capital Resources—Cash Resources—Investing.” Gold Fields expects to incur approximately Rand 4.3 billion ($685.7 million) in capital expenditure in fiscal 2007, which it expects to finance from internal sources and, to the extent required, credit facilities. Details regarding the specific capital expenditure for each operation are found in the individual operation sections under “Information on the Company—Gold Fields’ Mining Operations.”

Contractual obligations and commitments as at June 30, 2006

	Payments due by period
	Total	Less 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Long-term debt(1)
Mvelaphanda Gold (Proprietary) Limited(2)
Capital	578.8	—	578.8	—	—
Interest	188.9	58.9	130.0	—	—
Industrial Development Corporation of South Africa Limited(3)
Capital	2.4	0.3	0.6	0.6	0.9
Interest	1.2	0.3	0.4	0.3	0.2
Syndicated term loan(4)
Capital	158.0	—	158.0
Interest	22.5	7.5	19.0
Capital lease obligations—building	2.5	0.7	1.4	0.5	—
Other long-term obligations
Post-retirement healthcare(5)	7.4	0.3	0.6	0.6	5.9
Environmental obligations(6)	146.4	3.5	7.0	7.0	128.9
Total contractual cash obligations	1,108.1	71.5	895.8	9.0	135.9

Notes:

(1)           Gold Fields is party to certain long-term credit facilities, entered into in connection with the Mvelaphanda transaction and the Bolivar acquisition, and by Living Gold (Pty) Limited with the Industrial Development Corporation of South Africa Limited. See “—Liquidity and Capital Resources—Credit Facilities.”

(2)           On March 17, 2004, Mvelaphanda Gold advanced an amount of $591.3 million to GFIMSA. The loan amount is repayable five years from the date of advance and interest is payable semi-annually. Pursuant to the Subscription and Share Exchange Agreement, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to

GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. See “—Overview—General—Mvelaphanda Transaction.”

(3)           On May 28, 2004 Living Gold entered into an agreement with the Industrial Development Corporation of South Africa Limited in terms of which it would provide a $2.5 million loan facility to Living Gold (Pty) Limited. The loan is repayable in 96 equal monthly installments commencing on July 1, 2006.

(4)           On March 9, 2006, Orogen borrowed $158.0 million under a $250.0 million syndicated loan term facility. The loan is repayable on March 9, 2009.

(5)           Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go-basis.

(6)           Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to direct the expected volume of such obligations. See “—Significant Accounting Policies—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Other commercial commitments
Guarantees(1)	29.2	—	27.7	—	1.5
Capital expenditure(2)	254.3	254.3	—	—	—
Funding commitments(3)	4.5	—	—	—	4.5
Total commercial commitments	288.0	254.3	27.7	—	6.0

Notes:

(1)           Guarantees consist of $27.7 million to the Public Investment Commissioners with regard to the Mvela Loan and $1.5 million for numerous other obligations. Guarantees consisting of $27.6 million committed to guarantee Gold Fields’ environmental obligations with respect to its Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

(2)           Capital expenditure consists only of amounts committed to external suppliers, although as of June 30, 2006 an amount of $665.2 million in respect of capital expenditure had been approved by Gold Fields’ Board.

(3)           Funding commitments consist of a $4.5 million commitment to the New Africa Mining Fund, or NAMF. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. Gold Fields has committed R50 million ($6.7 million) of which $2.2 million has been funded to date.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At June 30, 2006 Gold Fields had no off balance sheet items.

Recent Developments

Cerro Corona Facility

On November 14, 2006, Gold Fields La Cima S.A. entered into a US$150 million project finance facility agreement, or the Cerro Corona Facility, with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and other financial institutions, as set out in the agreement. The terms of the Cerro Corona Facility are an upfront arrangement fee of 1.2% and a margin over LIBOR of 0.45% during the pre-completion phase and between 1.25% and 1.75% thereafter. Scheduled principal repayments shall be made in 16 semi-annual installments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning on June 30, 2009. The final installment is due on the tenth anniversary of the signing date. The Cerro Corona Facility is secured by, among other things, pledges of and mortgages over the assets and properties of La Cima. La Cima can elect to make optional prepayments and must make prepayments in certain circumstances, including with the proceeds of any bond issuances up to a maximum of US$100 million. See “Information on the Company—Exploration—Gold Fields’ Exploration Projects—Cerro Corona Project.’’ Gold Fields expects La Cima to begin borrowing under this facility during the second quarter of fiscal 2007.

Acquisition of South Deep

On September 11, 2006, Gold Fields entered into an agreement with Barrick and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of BGSA, which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity which owns South Deep and in which Barrick and Western Areas Limited, or Western Areas, each hold an interest of 50%. At Gold Fields’ option, the total consideration can be paid in cash, or US$1.2 billion can be paid in cash with the remaining US$325 million payable through the issue to Barrick of such number of Gold Fields ordinary shares as is obtained by dividing the US$325 million consideration by the volume weighted average price of Gold Fields’ ADRs on the New York Stock Exchange for the five trading days preceding the closing of the transaction. Following receipt of the requisite approval from the competition authorities in South Africa on November 22, 2006, this transaction is scheduled to close on November 30, 2006.

In conjunction with Gold Fields’ acquisition of Barrick’s stake in the Barrick Gold—Western Areas Joint Venture and after consultation with the Board of Directors of Western Areas, Gold Fields undertook to make an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Under the Offer, which Gold Fields commenced on October 30, 2006, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares validly tendered into the Offer. The Offer will close on a date to be announced by Gold Fields.

In support of the Offer, Gold Fields, JCI and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006 Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries (referred to herein as the JCI Transaction) in exchange for the issue to JCI of 9,450,000 Gold Fields shares (a ratio of 35 Gold Fields shares for every 100 Western Areas shares). In addition, pursuant to the agreement and with effect from November 14, 2006, the JCI subsidiaries granted Gold Fields call options and Gold Fields granted the JCI subsidiaries put options, subject to certain restrictions and conditions, in respect of the balance of a further 9.96 million Western Areas shares held by the JCI subsidiaries. In addition, in connection with the acquisition of Western Areas, Gold Fields will be acquiring the Western Areas hedge book. See “Information on the Company—Recent Developments—Acquisition of South Deep.’’

In connection with the acquisition of BGSA and the proposed acquisition of Western Areas, GFIMSA entered into a US$1.8 billion credit facility, or the GFIMSA Facility, with Citibank, N.A. London Branch,

J.P. Morgan Plc, J.P. Morgan Europe Limited and other financial institutions, as set out in the agreement, on November 24, 2006. Borrowings under the GFIMSA Facility are to be used in connection with the acquisition of BGSA or for general working capital requirements in connection with or arising from the acquisition of BGSA and/or the acquisition of Western Areas shares pursuant to the JCI Transaction and the Offer. Borrowings under the GFIMSA Facility are guaranteed by Gold Fields, Gold Fields Holdings Company (BVI) Limited and Orogen. Under the GFIMSA Facility, Gold Fields has made covenants, including financial covenants, and is subject to restrictions and limitations which are substantially similar to those in the Orogen Facility. Under the GFIMSA Facility, Gold Fields must pay a commitment fee of 0.15% until three months from the date of the agreement, then 0.20% until six months from the date of the agreement and 0.25% thereafter on any undrawn amounts. Gold Fields is obligated to pay an upfront arrangement fee of 0.15% and further arrangement fees of 0.10% of the unborrowed amount as of the first day of each of the fourth and seventh months from the date of the agreement, as well as an agency fee of US$5,000 per annum. Amounts borrowed under the GFIMSA Facility bear interest at LIBOR plus a margin of 0.40% until three months from the date of the agreement, 0.50% until sixth months from the date of the agreement and 0.60% thereafter. All amounts borrowed must be repaid by November 22, 2007. Gold Fields is obligated to apply the proceeds of any equity issue (other than the issue of shares pursuant to its employee and non-executive director share incentive schemes), debt capital markets issue or loan markets financing to the prepayment of borrowings under the facility. See “Information on the Company—Recent Developments.”

Trend and Outlook

During the first quarter of fiscal 2007, Gold Fields’ operating profit and net earnings were lower than that achieved in the fourth quarter of fiscal 2006. The lower operating profit and net earnings were primarily due to the lower gold price and slightly lower production.

Gold production is expected to be similar at the Gold Fields operations in the second quarter of fiscal 2007 compared with the first quarter. Operating margins, including at the South African operations, are expected to remain fairly constant.

ITEM 6:
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Alan J. Wright	65	Non-executive Chairman	November, 2008
Ian D. Cockerill	52	Executive Director and Chief Executive Officer	November, 2009
Nicholas J. Holland	48	Executive Director and Chief Financial Officer	November, 2009
Rupert L. Pennant-Rea	58	Non-executive Director	November, 2009
Chris I. von Christierson	59	Non-executive Director	November, 2008
J. Michael McMahon	60	Non-executive Director	November, 2007
Patrick J. Ryan	69	Non-executive Director	November, 2007
Tokyo M. G. Sexwale	53	Non-executive Director	November, 2007
Kofi Ansah	62	Non-executive Director	November, 2007
Artem Grigorian	49	Non-executive Director	November, 2008
John G. Hopwood(2)	58	Non-executive Director	November, 2009
Donald M. J. Ncube(2)	59	Non-executive Director	November, 2009

Notes:

(1)    Terms expire on the date of the annual general meeting in that year.

(2)    John G. Hopwood and Donald M. J. Ncube joined the Board on February 15, 2006 as non-executive directors.

Christopher M. T. Thompson, Bernard R. van Rooyen and Gordon R. Parker retired as directors at Gold Fields’ annual general meeting on November 17, 2005. Sergei Stefanovich resigned as a director on March 16, 2006. Jakes G. Gerwel resigned as a director at Gold Fields’ annual general meeting on November 10, 2006. Michael Sosnovski was appointed as a director in November 2005 and resigned on March 16, 2006. Mr. Stefanovich and Mr. Sosnovski had been appointed as representatives of OJSC MMC Norilsk Nickel, which was Gold Fields’ largest shareholder until March 3, 2006, when the disposal of its shares was completed.

Directors and Executive Officers

The Articles of Association of Gold Fields provide that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of 12 directors.

The Articles of Association of Gold Fields provide that the longest serving one-third of directors must retire from office at each annual general meeting of Gold Fields. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire. Executive directors may be appointed by contract with Gold Fields for a maximum period of five years at any one time and are subject to retirement by rotation. The number of directors serving under these contracts must at all times be less than one-half of the total number of directors in office. None of Gold Fields’ current executive directors is appointed to his position as director by contract.

According to the Articles of Association, the Board may meet as it sees fit and set its own policies for adjourning and otherwise regulating meetings. Any director may call for a meeting at any time by requesting the company secretary to convene a meeting. The Articles of Association further provide for the following:

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

The business address of all the directors and executive officers of Gold Fields is 24 St. Andrews Road, Parktown 2193, South Africa, the address of Gold Fields’ head office.

Executive Directors

Ian D. Cockerill BSc Geology Hons, London; MSc Mining, Royal School of Mines. Executive Director and Chief Executive Officer. Mr. Cockerill has been a Director of Gold Fields since October 1999 and became Chief Executive Officer on July 1, 2002. Mr. Cockerill was Chief Operating Officer and Managing Director of Gold Fields from October 1999 to June 30, 2002. Mr. Cockerill has over 31 years’ experience in the mining industry. Prior to joining Gold Fields he was the Executive Officer for Business Development and African International Operations for AngloGold Ashanti Limited.

Nicholas J. Holland BComm, BAcc, Witwatersrand; CA (SA). Executive Director and Chief Financial Officer. Mr. Holland has been a Director of Gold Fields since February 1998 and Executive Director of Finance since March 1998. On April 15, 2002, Mr. Holland’s title changed to Chief Financial Officer. Mr. Holland has 26 years’ experience in financial management. Mr. Holland is a director of Teba Bank Limited and Teba Controlling Company Ltd. Prior to joining Gold Fields he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited. Mr. Holland is also a director of Rand Refinery Limited.

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

Chris I. von Christierson BComm, Rhodes; MA, Cambridge. Non-executive Director. Mr. von Christierson has been a Director of Gold Fields since February 1999. Mr. von Christierson is the Chairman of Rio Narcea Gold Mines Limited and a Director of Southern Prospecting (UK) Limited. Mr. von Christierson was previously Chairman of Golden Shamrock Mines Limited and Managing Director of East Daggafontein Mines Limited.

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

Patrick J. Ryan PhD (Geology), Witwatersrand. Non-executive Director. Dr. Ryan has been a Director of Gold Fields since May 1998. Dr. Ryan is the Chairman of Frontera Copper Corporation. Dr. Ryan was also previously the Executive Vice President, Mining Operations, Development and Exploration at Phelps Dodge Corporation.

Tokyo M. G. Sexwale Certificate of Business Studies, University of Botswana, Lesotho and Swaziland. Non-executive Director. Mr. Sexwale has been a Director of Gold Fields since January 2001. Mr. Sexwale is Executive Chairman of Mvelaphanda Holdings (Proprietary) Limited and of Mvelaphanda Resources Ltd. Mr. Sexwale is also Chairman of Global Village Network Technologies (Proprietary) Limited and Chairman of Trans Hex Group Limited. In addition, Mr. Sexwale is a Director of several of Mvelaphanda Holdings (Proprietary) Limited’s subsidiaries, ABSA Bank Limited, Northam Platinum Limited, The Rand Mutual Assurance Company Limited, Arcus Gibb (Proprietary) Limited, ABSA Group Limited, African Maritime Logistics (Proprietary) Limited, Dunrose Investments 29 (Proprietary) Limited, Gem Diamond Mining Corporation Limited, Global Village Network (Proprietary) Limited, Kas Maine Mining (Proprietary) Limited, Mvelamasefield (Proprietary) Limited, Mocoh Services South Africa (Proprietary) Limited, Power Matla (Proprietary) Limited, RMA Life Assurance Company Limited, Tepco Petroleum (Proprietary) Limited, Ecobank (Ghana) Limited and Voltex Holdings Limited.

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

John Gavin Hopwood B.Com (Natal) C.A., S.A. Non-executive Director. Mr. Hopwood was appointed a Director of Gold Fields in February 2006. Previously, he was Director and head of the Mergers and Acquisitions division at Ernst & Young Corporate Finance. Mr. Hopwood is a former Executive Director of Corporate Finance and Non-Technical services for Gold Fields of South Africa Limited (1995 to 1998) and he was previously a Director at Axon Corporate Services (Pty) Ltd (“Axon”) from February 1999 to August 2001.

Donald M. J. Ncube BA Economics and Political Science, Fort Hare University, Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland, Graduate MSc Manpower Studies, University of Manchester, Diploma in Financial Management. Non-executive Director. Mr. Ncube was appointed a Director of Gold Fields in February 2006. Previously, he was an alternate director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a director of AngloGold Ashanti Limited as well as Non-Executive Chairman of South African Airways. He is currently chairman of Rare Pipe and Fittings, executive chairman of Cincinnati Mining S.A. and a director of Octo Mining and Badimo Gas.

Retired Non-executive Director

The following former director retired at Gold Fields’ annual general meeting held on November 10, 2006.

Jakes G. Gerwel BA Hons, Western Cape; Licentiate (Germanic Philology) D HumSc (hc), Missouri; D.litt et Phil (magna cum laude), Brussels. Non-executive Director. Professor Gerwel was appointed a Director of Gold Fields on August 21, 2002. Professor Gerwel is the Chancellor of Rhodes University and Nelson Mandela Distinguished Professor in the Humanities at the University of Western Cape. Professor Gerwel is Non-executive Chairman and a Director of Brimstone Investment Corporation Limited, South African Airways (Proprietary) Limited and Africon Engineering International. Professor Gerwel is also a Director of Educor, Naspers, Media 24, Old Mutual Life Holdings (SA) Limited and a number of other companies. Previously, Professor Gerwel served in the Office of the President of South Africa as Director-General and Cabinet Secretary, and as Head of the South African President’s Office and the South African Cabinet Office.

Executive Officers

James T. Nkosi (55), D.Com (Leadership in Performance and Change), M.Com (Business Management), Rand Afrikaans University; Masters in Industrial and Organizational Psychology, University of Cape Town. Senior Vice President, Head of Human Resources and Transformation. On July 1, 2004, Dr. Nkosi was appointed Senior Vice President, Human Resources and Transformation. Since July 2002, Dr. Nkosi had served as Vice President Human Resources, South African Operations, Gold Fields. Prior to that Dr. Nkosi was an Executive Manager at Eskom for 12 years and a Transformation Director at Standard Bank for four years.

James W. D. Dowsley (48), BSc (Mining Engineering), Witwatersrand. Senior Vice President, Corporate Development. Mr. Dowsley has been General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Limited.

Craig J. Nelsen (54), BA (Geology), Montana; MSc (Geology), New Mexico. Executive Vice President, Head of Exploration. President and CEO of Gold Fields Exploration, Inc. Since April 1999, Mr. Nelsen has served as Senior Vice President of Exploration for Gold Fields and President and Chief Executive Officer of Gold Fields Exploration, Inc. On April 15, 2002, Mr. Nelsen’s title changed to Executive Vice President, Exploration. Mr. Nelsen was previously Chairman and Chief Executive Officer of Metallica Resources Incorporated.

Brendan I. Walker (47) BSc (Mining Engineering), Witwatersrand. Executive Vice President, Head of South African Operations. Mr. Walker was appointed as Executive Vice President and Head of South African Operations with effect from March 1, 2006. Previously, Mr. Walker held the position of Managing Director and Head of Operations at Gold Fields Ghana. His previous experience in the mining industry extends over 20 years, serving in a number of positions at Gold Fields, including mine manager at Greenside Colliery, West Driefontein and Beatrix.

Nerina Bodasing (31), BSc (Natal), Hons (UDW), Post graduate diploma Business Management (Natal). Vice President, Head of Investor Relations. With effect from November 1, 2006, Ms. Bodasing has held the position of Vice President and Head of Investor Relations. Prior to this appointment, Ms. Bodasing held the position of Investor Relations Vice President. Ms. Bodasing joined Gold Fields in May 2003 as

Manager, Investor Relations. Her previous experience includes working at UBS in equity sales and strategy research.

Jan W. Jacobsz (45), BA, Rand Afrikaans University. Senior Vice President, Head of Corporate Affairs. On April 15, 2002, Mr. Jacobsz was appointed Senior Vice President and Head of Investor Relations and Corporate Affairs. Currently, he is Senior Vice President and Head of Corporate Affairs, to which position he was appointed on November 1, 2006. Since January 1998, Mr. Jacobsz had served as Manager and Senior Manager of Investor Relations and Corporate Affairs of Gold Fields. Prior to that Mr. Jacobsz was Program Manager of the Vulindlela Transformation Program for Gold Fields of South Africa Limited and Administrator of The Gold Fields Foundation.

John A. Munro (38), BSc (Chemical Engineering), Cape Town. Executive Vice President, Head of Corporate Development. Mr. Munro was appointed to his current position as Executive Vice President and Head of Corporate Development on November 17, 2005. Prior to this appointment, Mr. Munro held the position as Head of International Operations. Previously, he also served as Senior Vice President and Head of International Operations, Senior Manager and General Manager of Corporate Development for Gold Fields and Assistant Manager of the Property Division of Gold Fields of South Africa Limited.

Terence P. Goodlace (47), National Higher Diploma Metalliferous Mining; BComm, Unisa; MBA, Wales. Executive Vice President, Head of International Operations. Mr. Goodlace was appointed Executive Vice President and Head of International Operations on November 17, 2005. Previously, Mr. Goodlace served as Senior Vice President of Strategic Planning and Senior Manager for Corporate Finance for Gold Fields. Additionally, Mr. Goodlace was the Manager of various Gencor Limited mines.

Michael D. Fleischer (45), BProc, University of Witwatersrand, Advanced Taxation Certificate, University of South Africa. Executive Vice President, General Counsel. Mr. Fleischer was appointed to his current position of Executive Vice President and General Counsel, with effect from November 1, 2006. Previously, he acted as Partner in the Corporate Services Department at Webber Wentzel Bowens.

Company Secretary

Cain Farrel (56), FCIS, MBA, Southern Cross University, Australia. Mr. Farrel was appointed Company Secretary on May 1, 2003. Mr. Farrel is past President of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr. Farrel served as Senior Divisional Secretary of AngloAmerican Corporation of South Africa.

Board of Directors Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Safety, Health, Environment and Community Committee. All the committees are comprised exclusively of non-executive Directors. All committees are chaired by an independent non-executive director. The remuneration of non-executive directors for their service on the various committees has been approved by the shareholders. Following the retirement of Christopher M. T. Thompson, Alan J. Wright succeeded Mr. Thompson as Chairman of the Board.

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

John G. Hopwood (chairman)
J. Michael McMahon
Rupert L. Pennant-Rea
Kofi Ansah

Effective May 2006, John G. Hopwood replaced J. Michael McMahon as chairman of the Audit Committee. Prior to Jakes G. Gerwel’s retirement in November 2006, he was a member of the Audit Committee.

The Compensation Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of executive directors and other executive officers. Membership of the Compensation Committee is as follows:

Chris I. von Christierson (chairman)
J. Michael McMahon
Alan J. Wright
Tokyo M. G. Sexwale
Donald M. J. Ncube

Prior to Sergei Stefanovich’s resignation in March 2006, he was a member of the Compensation Committee. Effective from May 2006, Donald M. J. Ncube joined the Compensation Committee as a member.

The Safety, Health, Environment and Community Committee reviews adherence to occupational health, safety and environmental standards by Gold Fields. The Committee seeks to minimize mining-related accidents, to ensure that the Company’s operations are in compliance with all environmental regulations and to establish policy in respect of HIV/AIDS and health matters. Membership of the Safety, Health, Environment and Community Committee is as follows:

Patrick J. Ryan (chairman)
Kofi Ansah
Artem Grigorian
John G. Hopwood
Donald M. J. Ncube

Prior to his resignation in March 2006, Michael Sosnovski was a member of the Safety, Health, Environment and Community Committee. As a result of the reconstitution of this Committee in November 2005 and following various retirements, Artem Grigorian, John G. Hopwood and Donald M. J. Ncube joined the Safety, Health, Environment and Community Committee as new members during the course of fiscal 2006.

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
Rupert L. Pennant-Rea
Artem Grigorian

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic issues facing Gold Fields. The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Ian D. Cockerill	Chairman
Nicholas J. Holland	Finance and Commercial Services
James T. Nkosi	Human Resources and Transformation
James W. D. Dowsley	Corporate Development
Craig J. Nelsen	Exploration
Brendan I. Walker	South African Operations
Nerina Bodasing	Investor Relations
Jan W. Jacobsz	Corporate Affairs
John A. Munro	Corporate Development
Terence P. Goodlace	International Operations
Michael D. Fleischer	General Counsel
Cain Farrel	Company Secretary

As a consequence of executive management changes made during fiscal 2006, Brendan I. Walker assumed responsibility for South African Operations, replacing Michael J. Prinsloo, who was appointed CEO of the Gold Fields Business and Leadership Academy. Terence P. Goodlace replaced John A. Munro as Head of International Operations and Mr. Munro was appointed Executive Vice President and Head of Corporate Development. Additionally, on October 25, 2006, Gold Fields announced the appointment of Nerina Bodasing to the Executive Committee, as Vice President and Head of Investor Relations, with effect from November 1, 2006. This portfolio was previously held by Jan W. Jacobsz, but he will remain on the committee as Senior Vice President and Head of Corporate Affairs. With effect from November 1, 2006, Michael D. Fleischer joined the Executive Committee as Executive Vice President and General Counsel.

Operating Committees

Gold Fields’ Operating Committees meet on a regular basis to discuss and make decisions on high level operational issues facing Gold Fields’ operations. The Operating Committee was restructured in July 2006, as a result of the increased spread of operations and to cater for differing time zones.

South African Operating Committee composition:

Brendan I. Walker	Chairman of the Operating Committee and Executive Vice President and Head of South Africa Operations
Charl Keyter	Commercial Manager
Vishnu Pillay	Vice President and Head of Operations—Driefontein
Philip A. Schoeman	Vice President and Head of Operations—Beatrix
Peter L. Turner	Vice President and Head of Operations—Kloof
Dana Roets	Vice President—Technical Services
Cornelus W. Du Toit	Senior Manager—Human Resources
Moya Hayhurst	Assistant Company Secretary
Petrus C. Pienaar	Mvelaphanda Representative
Bernard R. van Rooyen	Mvelaphanda Representative

International Operating Committee composition:

Terence P. Goodlace	Chairman of the Operating Committee and Executive Vice President and Head of International Operations
Peter McArdle	Vice President Technical Services and Strategic Planning—International Operations
Wian Kriel	Senior Manager—Human Resources International Operations and Projects
Alan Ashworth	Vice President of Ghanaian Operations
Howard Stevenson	Vice President of Venezuelan Operation
Neville Bergin	Vice President of Australian Operations

Compensation of Directors and Officers

During the fiscal year ended June 30, 2006, the aggregate compensation paid or payable to directors and executive officers of Gold Fields as a group was approximately Rand 38 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and executive officers of Gold Fields, of which Rand 3 million was due to pension scheme contributions and life insurance, and Rand 11 million was due to bonus and performance-related payments.

The following table presents information regarding the compensation paid by Gold Fields for the year ended June 30, 2006 to its directors:

	Board fees	Committee fees	Travel allowance(1)	Salary		Bonuses and performance related payments(2)	Pension scheme contributions	Total
	(in Rand)
Executive Directors
Ian D. Cockerill	—	—		4,130,031	(3)	2,600,000	634,616	7,364,647
Nicholas J. Holland	—	—		2,408,736	(3)	2,300,000	384,912	5,093,648
Non-executive Directors
Alan J. Wright	703,125	83,500	48,000	—		—	—	834,625
Kofi Ansah	181,250	67,500	225,600	—		—	—	474,350
J. Michael McMahon	181,250	155,416	48,000	—		—	—	384,666
Patrick J. Ryan	181,250	139,000	201,600	—		—	—	521,850
Tokyo M. G. Sexwale	181,250	94,125	48,000	—		—	—	323,375
Chris I. von Christierson	173,125	136,750	177,600	—		—	—	487,475
Rupert L. Pennant-Rea	181,250	110,125	153,600	—		—	—	444,975
Jakes G. Gerwel(4)	148,750	65,750	48,000	—		—	—	262,500
Artem Grigorian	181,250	49,625	24,000	—		—	—	254,875
John J. Hopwood(5)	45,625	40,208	—	—		—	—	85,833
Donald M. J. Ncube(5)	45,625	34,625	—	—		—	—	80,250
Christopher M. T. Thompson(6)	380,556	—	168,000	—		—	—	548,556
Bernard R. van Rooyen(6)	78,125	72,375	48,000	—		—	—	198,500
Gordon R. Parker(6)	78,125	59,500	168,000	—		—	—	305,625
Sergei Stefanovich(7)	143,958	13,208	100,800	—		—	—	257,967
Michael Sosnovski(7)	65,833	13,208	28,800	—		—	—	107,842
Total	2,950,347	1,134,916	1,488,000	6,538,767		4,900,000	1,019,528	18,031,558

Notes:

(1)           A travel allowance was introduced for non-executive directors, with effect from January 1, 2005, and was approved at the AGM held on November 16, 2004. The payments shown are for an 18-month period, from January 1, 2005 through June 30, 2006, to reflect the full period for which travel allowance payments were made in fiscal 2006.

(2)           Reflects bonuses for performance in fiscal year 2005, which were paid in fiscal year 2006.

(3)           Mr. Cockerill’s and Mr. Holland’s employment agreements provide for a portion of their total remuneration to be determined in U.S. dollars. Under these employment agreements, Mr. Cockerill’s and Mr. Holland’s salaries are included as a component of their gross annual remuneration package which also includes pension contributions and other items. See “—Executive Directors’ Terms of Employment.”

(4)           Retired from the Board in November 2006.

(5)           Appointed to the Board in February 2006.

(6)           Retired from the Board in November 2005.

(7)           Resigned from the Board in March 2006.

Share options and restricted shares outstanding and held by directors, former directors and current executive officers as of November 15, 2006 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date
Executive Directors
Ian D. Cockerill	77,000	—	—	20.90	December 24, 2006
	50,000	—	—	46.23	December 12, 2008
	91,000	—	—	125.37	July 2, 2009
	41,200	—	—	84.17	March 17, 2010
	36,700	—	—	93.49	August 19, 2010
	37,500	—	—	83.18	March 3, 2011
	37,500	—	—	76.75	October 22, 2011
	37,500	—	—	67.93	February 25, 2012
	75,000	—	—	63.65	May 23, 2012
	—	19,500	—	125.28	March 24, 2012
	—	—	17,900	—	March 24, 2009
Nicholas J. Holland	40,000	—	—	46.23	December 12, 2008
	23,000	—	—	125.37	July 2, 2009
	17,700	—	—	84.17	March 17, 2010
	15,800	—	—	93.49	August 19, 2010
	19,000	—	—	83.18	March 3, 2011
	19,000	—	—	76.75	October 22, 2011
	19,000	—	—	67.93	February 25, 2012
	38,000	—	—	63.65	May 23, 2012
	—	11,550	—	125.28	March 24, 2012
	—	—	9,600	—	March 24, 2009
Non-Executive Directors
Alan J. Wright	25,000	—	—	43.70	February 6, 2007
	10,000	—	—	110.03	December 12, 2007
	10,000	—	—	88.38	November 27, 2008
	10,000	—	—	68.59	February 18, 2010
	—	—	3,000	—	November 17, 2008
	—	—	2,800	—	November 10, 2009
J. Michael McMahon	10,000	—	—	110.03	December 12, 2007
	10,000	—	—	88.38	November 27, 2008
	10,000	—	—	68.59	February 18, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
Gordon R. Parker	—	—	3,000	—	November 17, 2008
Patrick J. Ryan	10,000	—	—	110.03	December 12, 2007
	10,000	—	—	88.38	November 27, 2008
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009

Tokyo M. G. Sexwale	5,000	—	—	43.70	February 6, 2007
	7,000	—	—	110.03	December 12, 2007
	10,000	—	—	88.38	November 27, 2008
	5,700	—	—	68.59	February 18, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
Bernard R. van Rooyen	—	—	3,000	—	November 17, 2008
Chris I. von Christierson	10,000	—	—	110.03	December 12, 2007
	10,000	—	—	88.38	November 27, 2008
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
Rupert L. Pennant-Rea	5,000	—	—	110.03	December 12, 2007
	10,000	—	—	88.38	November 27, 2008
	10,000	—	—	68.59	February 18, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
Jakes G. Gerwel(1)	—	—	3,000	—	November 17, 2008
	—	—	1,200	—	November 17, 2009
Kofi Ansah	6,700	—	—	68.59	February 18, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
Christopher M. T. Thompson	—	—	3,000	—	November 17, 2008
Donald M. J Ncube	—	—	800	—	November 10, 2009
John G. Hopwood	—	—	800	—	November 10, 2009
Artem Grigorian	—	—	1,900	—	November 10, 2009
Executive Officers
James W. D. Dowsley	14,700	—	—	46.23	December 12, 2008
	7,700	—	—	84.17	March 17, 2010
	6,900	—	—	93.49	August 19, 2010
	7,500	—	—	83.18	March 3, 2011
	7,500	—	—	76.75	October 22, 2011
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	—	5,925	—	125.28	March 24, 2012
	—	—	4,100	—	March 24, 2009
Craig J. Nelsen	22,800	—	—	154.65	May 24, 2009
	17,000	—	—	84.17	March 17, 2010
	33,200	—	—	73.80	May 1, 2010
	15,900	—	—	93.49	August 19, 2010
	15,000	—	—	83.18	March 3, 2011
	15,000	—	—	76.75	October 22, 2011
	15,000	—	—	67.93	February 25, 2012
	30,000	—	—	63.65	May 23, 2012
	—	9,075	—	125.28	March 24, 2012

	—	—	6,800	—	March 24, 2009
Brendan I. Walker	7,400	—	—	84.17	March 17, 2010
	22,000	—	—	46.23	December 12, 2008
	14,700	—	—	93.49	August 19, 2010
	7,500	—	—	83.18	March 3, 2011
	7,500	—	—	76.75	October 22, 2011
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	30,000	—	—	111.66	January 3, 2013
	—	9,075	—	125.28	March 24, 2012
	—	—	6,800	—	March 24, 2009
Nerina Bodasing	2,600	—	—	68.40	February 1, 2012
	2,600	—	—	63.65	May 23, 2012
	—	3,300	—	125.28	March 24, 2012
	—	—	1,200	—	March 24, 2009
Jan W. Jacobsz	8,500	—	—	46.23	December 12, 2008
	11,900	—	—	154.65	May 24, 2009
	5,500	—	—	84.17	March 17, 2010
	5,000	—	—	93.49	August 19, 2010
	7,500	—	—	83.18	March 3, 2011
	7,500	—	—	76.75	October 22, 2011
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	—	3,950	—	125.28	March 24, 2012
	—	—	4,100	—	March 24, 2009
John A. Munro	12,000	—	—	46.23	December 12, 2008
	18,500	—	—	92.95	February 27, 2009
	7,500	—	—	84.17	March 17, 2010
	34,800	—	—	93.49	August 19, 2010
	15,000	—	—	83.18	March 3, 2011
	15,000	—	—	76.75	October 22, 2011
	15,000	—	—	67.93	February 25, 2012
	30,000	—	—	63.65	May 23, 2012
	—	9,075	—	125.28	March 24, 2012
	—	—	6,800	—	March 24, 2009
Terence P. Goodlace	9,500	—	—	154.65	May 24, 2009
	6,600	—	—	84.17	March 17, 2010
	5,900	—	—	93.49	August 19, 2010
	7,500	—	—	83.18	March 3, 2011
	7,500	—	—	76.75	October 22, 2011
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	30,000	—	—	111.66	January 3, 2013
	—	9,075	—	125.28	March 24, 2012
	—	—	6,800	—	March 24, 2009

James T. Nkosi	17,600	—	—	116.85	August 22, 2009
	16,000	—	—	119.90	January 2, 2010
	4,900	—	—	93.49	August 19, 2010
	7,500	—	—	83.18	March 3, 2011
	7,500	—	—	62.25	July 2, 2011
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	—	1,975	—	125.28	March 24, 2012
	—	—	4,100	—	March 24, 2009
Total issued in fiscal 2006(2)	60,000	82,500	101,200	—	—
Total outstanding at November 15, 2006	1,588,500	82,500	120,100	—	—

Notes:

(1)           Jakes G. Gerwel retired from the Board at the Gold Fields’ annual general meeting on November 10, 2006.

(2)           Issued in fiscal 2006, pursuant to The Gold Fields Limited 2005 Share Plan, The Gold Fields Limited 2005 Non-Executive Share Plan or the GF Management Incentive Scheme as part of the compensation paid to directors and officers in fiscal 2006.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of November 15, 2006:

Holder	Ordinary shares	Percentage
Ian D. Cockerill	62,000	0.01%
Alan J. Wright	135,690	0.03%
John G. Hopwood	15,000	0.00%
Total Directors (12 persons)	212,690	0.04%
Total Non-Director Executive Officers (9 persons)	—	—
Total Directors and Executive Officers (21 persons)	212,690	0.04%

The Gold Fields Limited 2005 Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, will be compensated going forward.

The 2005 Plan provides for two types of awards: performance vesting restricted shares and performance allocated share appreciation rights, or SARS. The performance vesting restricted shares will only be released to participants three years after the date of the award of such shares, and the release is subject, in whole and in part, to Gold Fields meeting certain performance criteria set by the Board of Directors. The SARS are similarly not available to participants until three years after their award; however, availability is not subject to Gold Fields’ performance. The size of the initial allocation of SARS is dependent on the performance of the participant at the time of allocation. The first allocations under The 2005 Plan were made in March 2006, when 1,000,150 SARS were allocated and 430,500 performance vesting restricted shares were awarded. Gold Fields had outstanding as of November 15, 2006, 952,275 SARS at a strike price of R125.28, which expire on March 24, 2012, and 412,965 performance vesting restricted shares due to be settled on March 24, 2009, under The 2005 Plan.

The GF Management Incentive Scheme

Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 6,520,257ordinary shares were outstanding under The GF Management Incentive Scheme as of November 15, 2006, of which options to purchase 674,900 ordinary shares at a weighted average price of Rand 74.08 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 20.90 and Rand 154.65 per ordinary share and they expire between December 24, 2006 and January 3, 2013. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

The share option scheme may be amended from time to time by the Board of Directors and the trustees of the scheme in any respect (except in relation to amendments affecting: (1) the eligibility of participants under the scheme; (2) the formula for calculating the total number of ordinary shares which may be issued under the scheme; (3) the maximum number of options which may be acquired by any participant; (4) the option price formula; and (5) the voting, dividend and transfer rights attaching to options, which may only be amended through approval in a general meeting), provided that no such amendment shall operate to affect the vested rights of any participant.

As the first allocations were made under The 2005 Plan in March 2006, no further allocations will be made under The GF Management Incentive Scheme from that date.

A total of 5% of the Company’s issued ordinary share capital, being 24,770,007.6 shares as of September 30, 2006, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

The Gold Fields Limited 2005 Non-Executive Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Non-Executive Share Plan, or The 2005 Non-Executive Plan. Participants in The 2005 Non-Executive Plan will be non-executive directors of Gold Fields who are not members of the Non-Executive Directors Remuneration Committee, which is a committee comprising the Chief Executive Officer and two representatives of shareholders of Gold Fields nominated by the Chief Executive Officer under The GF Non-Executive Director Share Plan. The Plan provides for the release of restricted shares awarded to the non-executive directors three years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 18,900 shares were authorized at Gold Fields’ annual general meeting on November 10, 2006.

The GF Non-Executive Director Share Plan

Prior to the approval of The 2005 Non-Executive Plan, share options were available to non-executive directors selected by the Non-Executive Directors Remuneration Committee. No member of the Non-Executive Directors Remuneration Committee could be a participant in The GF Non-Executive Director Share Plan. The GF Non-Executive Director Share Plan was adopted at the annual general meeting of shareholders on October 31, 2001. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Non-Executive Directors Remuneration Committee resolves to grant the option.

Under The GF Non-Executive Director Share Plan, all options granted may only be exercised no less than 12 months and no more than five years after the date on which the option was accepted by the participant.

If an option holder ceases to hold office for any reason, he will be entitled within 30 days to exercise share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. The share option plan may be amended from time to time by the Non-Executive Directors Remuneration Committee in any respect, except in relation to: (1) the eligibility of participants under the plan; (2) the formula for calculating the total number of ordinary shares which may be acquired pursuant to the plan; (3) the maximum number of options which may be acquired by any participant; (4) the price payable by participants; and (5) the voting, dividend and transfer rights attaching to options, which may only be amended through approval by the shareholders in a general meeting and by the JSE.

Options to purchase a total of 184,400 ordinary shares were held by the non-executive directors of Gold Fields under the plan as of November 15, 2006. The exercise prices of all outstanding options granted under this plan range between Rand 43.70 and Rand 110.03 per ordinary share, and they expire between February 6, 2007 and February 18, 2010.

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

Executive Directors’ Terms of Employment

Each of Ian D. Cockerill (Executive Director and Chief Executive Officer of Gold Fields) and Nicholas J. Holland (Executive Director and Chief Financial Officer of Gold Fields) has entered into service agreements with subsidiaries of Gold Fields. One agreement, or the GFL Contract, is with GFL Mining Services Ltd., or GFLMSL. The other agreement, or the Offshore Contract, is with Gold Fields offshore subsidiaries in respect of work performed offshore for such subsidiaries. The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below.

The annual gross remuneration package, or GRP, payable to each of Mr. Cockerill and Mr. Holland was determined by the Compensation Committee, effective July 1, 2006 as follows:

•       Mr. Cockerill          R4,055,000 plus US$242,000

•       Mr. Holland            R2,800,000 plus US$100,000

The split between the contracts for these amounts payable to the executive directors is determined on the basis of the amount of time spent by that executive director in respect of each contract.

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

The value of the GRP payable in terms of the GFL Contract is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of “Pensionable Emoluments,” which are set at a rate between 50% and 100% of the GRP as elected by the executive director); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. In addition, it is compulsory for each of Mr. Cockerill and Mr. Holland to contribute 1% of his GRP to the Unemployment Insurance Fund, subject to any legislated contribution maximum at the time.

The Offshore Contracts

Under the Offshore Contracts, each of Mr. Cockerill and Mr. Holland are paid offshore, in an appropriate currency, that portion of the GRP relating to the amount of time spent performing duties offshore for the relevant offshore companies. In the interest of simplicity, no benefits other than annual leave accrue to each executive director under the Offshore Contract and their remuneration is wholly paid in salary.

Other Remuneration

In addition to the gross guaranteed remuneration payable, each of Mr. Cockerill and Mr. Holland is entitled, among other things, to the following benefits under their employment contracts: (i) participation in the GF Management Incentive Scheme and The Gold Fields Limited 2005 Share Plan; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board of Directors.

The amount and manner of any bonus payment is determined by the Compensation Committee of the Board. See “—Board of Directors Committees.” The annual bonus is set at a target of 50% of the value of the GRP, assuming fulfillment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 50% of the GRP, if targets are exceeded.

The employment contracts also provide that in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, and within 12 months of the change of control, the director is entitled to: (i) payment of an amount equal to twice his GRP; (ii) payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years; (iii) any other payments and/or benefits due under the contracts; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the GF Management Incentive Scheme then in force, to retain and to exercise all share options allocated to him including those which may not have vested at the date of such termination; and (vi) an entitlement to be settled with the SARS and Restricted Shares allocated and awarded to him, subject to the rules of The Gold Fields Limited 2005 Share Plan then in force, and in the case of the SARS will have a further period of one year in which to exercise such SARS. The employment contracts further provide that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

A “change of control” for the above is defined as the acquisition by a third party or concert parties of 30% or more of Gold Fields’ ordinary shares.

In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other reorganization, whether or not there is a change of control, if the executive director’s services are terminated the “change of control” provisions summarized above also apply.

Non-Executive Director Fees

The non-executive directors are entitled to fees as agreed at Gold Fields’ annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Gold Fields’ behalf and remuneration for other services, such as serving on committees. A travel allowance is payable to compensate non-executive directors for international travel to attend Board meetings. Board fees are as follows: the chairman of the Board receives an annual fee of Rand 1.0 million ($134,590); the attendance fee for each Board member, excluding the Chairman, for each Board meeting is Rand 8,125 ($1,094) per meeting; the annual fee for each chairman of a Board committee, other than the Audit Committee chairman, is Rand 80,000 ($10,767); the annual fee for the chairman of the Audit Committee is Rand 112,000 ($15,074); the attendance fee for each Board committee member for each Board committee meeting is Rand 4,875 ($656) per meeting; the annual fee for members of each Board committee, other than the Audit Committee, is Rand 40,000 ($5,384); the annual fee for each member of the Audit Committee, excluding the chairman, is Rand 56,000 ($7,537); and the shareholder-approved travel allowance payable to directors who travel internationally to attend meetings is $4,000 per international trip. At the Annual General Meeting which took place on November 10, 2006, the shareholders increased the annual fee for each Board member, excluding the chairman, from Rand 100,000 ($13,459) to Rand 110,000 ($14,805), effective January 1, 2007.

Gold Fields has no service contracts with its non-executive directors.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of June 30,
	2004(1)	2005(1)	2006(1)
South Africa
Driefontein	17,900	17,200	16,700
Kloof	16,600	15,400	16,900
Beatrix	12,200	12,300	11,500
Ghana
Tarkwa	3,300	3,300	3,000
Damang	900	900	900
Australia
St. Ives	900	1,000	700
Agnew	300	400	400
Venezuela
Choco 10	—	—	600
Total	52,100	50,500	50,700	(2)

Notes:

(1)           Rounded to the nearest hundred.

(2)           As of June 30, 2006, approximately 83% of these employees were laborers and semi-skilled employees.

Labor Relations

South Africa

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•       confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•       guarantee employees the right to strike, picket and participate in secondary strikes in certain prescribed circumstances;

•       provide for mandatory severance pay in the event of termination of employment for operational reasons;

•       reduce and limit the maximum ordinary hours of work;

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

Wage increases and changes to terms and conditions of employment are negotiated with the unions every two years, and on August 23, 2005, Gold Fields reached a two-year wage agreement with the United Association of South Africa, or UASA, Solidarity Trade Union, or Solidarity, and the NUM. This agreement provided for wage increases of between 6% and 7%, depending upon the category of employee, implemented with effect from July 2005. The approximate impact of this increase was a 3% increase on the total Rand production costs for the South African operations for fiscal 2006. A further inflation-linked increase of 5.5% to 6%, depending on the category of employee, was implemented on July 1, 2006. The agreement further provides for an increase in contributions to the Mine Workers Provident Fund (a retirement fund) of 0.5% in July 2005 and 0.5% in July 2006, as well as an increase in the living out allowance from R706 to R1,000 by September 1, 2006. Currently, only 14% of Gold Fields’ South African labor force receives living out allowances. The next round of negotiations with the unions in South Africa is expected to commence in May 2007, as the current agreement expires in June of that year.

Work week and shift arrangements are negotiated on a shaft-by-shaft basis and vary in accordance with staffing needs and union demands at each shaft. South African legislation provides for a 45-hour work week, although the government has stated its intention to move toward a 40-hour work week.

Gold Fields experienced a four-day industry-wide strike in August 2005, which was resolved by conclusion of the two-year wage agreement (referred to above) on August 23, 2005 with the unions, as part of the industry-wide negotiations coordinated by the South African Chamber of Mines. Further work stoppages affecting South African operations in fiscal 2006 were related to the National Election Day on March 1, 2006, which is a newly declared public holiday, and two national “stay away” days.

In addition, Gold Fields experienced two days of political protest action on October 10, 2005 and May 18, 2006. The protests were organized by COSATU, a trade union federation with which the NUM is affiliated, the purpose of which was to draw government attention to retrenchments which had taken place in various sectors of the economy as a consequence of declining exports, due to the strength of the South African Rand. Approximately 30% of Gold Fields’ employees participated in these protests by staying away from work on those days.

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

•       provide for social security for workers and workers’ compensation; and

•       provide for arbitration in trade disputes.

On October 8, 2003, the Ghanaian Parliament passed the Labor Act, 2003 (Act 651), or the Labor Act. Regulations under the Labor Act have been published for comment by stakeholders. The Labor Act gives employees greater freedom to form and to join trade unions, among other rights.

Of the Ghanaian employees at Tarkwa, the majority are members of the Ghana Mineworkers Union, or GMU, whose employment is governed by a collective bargaining agreement originally concluded in 1996 and revised in 2000, 2003 and 2004. Wages are revised annually by negotiation with the GMU. In July 2004, Gold Fields Ghana concluded a two-year agreement with the GMU covering both the Tarkwa and Damang mines. The agreement provides for a 2% increase in basic rates of pay effective January 1, 2004. The increase effective January 1, 2005 was 3%. The agreement further provided for profit-sharing arrangements under which employees shared in the profits made at the Tarkwa and Damang mines in fiscal 2004 and fiscal 2005. The payment for fiscal 2005 was agreed at $750 per employee in service for the full fiscal year.

GMU and Gold Fields have re-negotiated the terms of their collective bargaining agreement, which the parties signed on August 24, 2006. Among the terms agreed is a 12% increase in basic rates of pay, effective January 1, 2006. Additionally, as a profit-sharing arrangement, Gold Fields agreed to pay a lump sum amount of US$1,000 to each employee in Gold Fields’ service during the period from July 1, 2005 to June 30, 2006. Gold Fields intends to negotiate a new employee gain-sharing model with the union for implementation in subsequent years.

Senior staff terms of employment are also governed by the Labor Act. Under the Labor Act, employees considered to be in “policy-making” positions are prohibited from joining unions. As a result, some members of senior staff who are not in “policy-making” positions could be eligible to join unions which would then negotiate terms of employment on their behalf. However, the current practice of using the conditions contained in collective agreements with unions as the minimum basis for negotiating senior staff conditions of employment is expected to continue.

Neither Gold Fields nor AMS experienced any strikes at Tarkwa in fiscal 2004 or 2005. However, in August 2005, Gold Fields experienced an unexpected 48-hour strike at the Tarkwa mine. The strike centered on unhappiness with existing union representation and, as a result of steps taken by Gold Fields in conjunction with the union, an interim management committee was elected until January 2007, when substantive elections are scheduled to be held to appoint new union representatives.

As part of a project undertaken by Gold Fields to expand operations at Tarkwa, or the Tarkwa Expansion Project, Gold Fields has completed shifting operations at the mine from contractor mining to owner mining. The conversion to owner mining at Tarkwa was completed in fiscal 2005 without any labor incidents.

As with Tarkwa, substantially all of the local employees at the Damang mine are unionized, including those employed by AMS. Damang did not experience any work stoppages in fiscal 2004, 2005 or 2006. The terms of employment of unionized employees at Damang are governed by a collective bargaining agreement negotiated in June 2003 and revised in July 2004. The terms of this agreement are identical to those of the collective bargaining agreement covering unionized employees at Tarkwa. Damang was party to the two-year agreement concluded in July 2004 on wages and other conditions of employment referred to above, for which the same terms apply to the Damang operations. These terms were recently re-negotiated as described above.

Australia

In Western Australia, where Gold Fields’ Australian operations are located, labor is now primarily regulated by the Workplace Relations Act 1996 (Cth), or the Workplace Relations Act, and the federal industrial relations system created thereby. Prior to March 27, 2006, Gold Fields was subject to Western Australia’s state-based system. Amendments to the Workplace Relations Act were passed in March 2006 which have curtailed both the rights of unions to access workplaces and the collective bargaining rights of employees.

The Workplace Relations Act prescribes, among other things:

•       minimum wages;

•       maximum ordinary hours of work;

•       forms of leave (other than long-service leave);

•       conditions regarding termination of an employee for redundancy;

•       rights of unions to enter a workplace; and

•       collective bargaining rights for employees.

With the exception of a range of state statutes limited to health and safety, long-service leave, discrimination and workers’ compensation, Gold Fields and its employees are no longer subject to state industrial or employment laws.

All of Gold Fields’ Australian employees and the employees of the contractors at the St. Ives and Agnew mines are employed pursuant to individually negotiated federal workplace agreements. The effect of federal workplace agreements is generally to exclude collective bargaining and union access to the workplace, other than for occupational health and safety purposes.

Historically, Australian unions have had a significant role in negotiating collective agreements for pay and working conditions. However, as a result of the amendments to the Workplace Relations Act, together with the fact that relevant unions currently have little presence in Western Australia’s mining industry, there is minimal scope for union interference at Gold Fields’ mining operations in Australia.

Venezuela

In general, employees working in Venezuela are subject to Venezuelan labor laws as set forth in the Organic Labor Law, or Labor Law. In recent years, the Venezuelan government has implemented stricter labor laws and increased worker rights. The Labor Law, its regulations and related social benefits laws impose statutory duties and taxes on companies doing business in Venezuela. Most of the provisions of these laws govern minimum benefits and they regulate, among other things:

•       payment of salaries, which includes workday duration and overtime, payment of profit-sharing, vacation enjoyment and social benefit payments;

•       employment termination;

•       work-related accidents, occupational illnesses and Venezuela’s Organic Law of Work Conditions, which imposes on employers the obligation of maintaining a work environment where employees are safeguarded against work-related accidents and illnesses;

•       social security law;

•       mandated employer contributions to the National Education Cooperation Institute;

•       mandatory housing policy funds;

•       unemployment; and

•       collective bargaining rights of employees.

In April 2006, the Government extended for the fourth consecutive year a firing freeze for private and public sector workers governed by the Organic Labor Law, effective through September 30, 2006. In September 2006, the firing freeze was extended again, effective through March 31, 2007. Under the decree, workers may not be fired, demoted or transferred without just cause.In Venezuela, most of the labor and social benefits awarded by law are improved by collective bargaining agreements, or CBAs. These improved benefits once granted may never be decreased. On February 15, 2005, PMG, while under the control of Bolivar, entered into a CBA with the PMG labor union (SINTRA PMG, S.A.), under which it provides benefits beyond those required by law for its employees, including payment for health and life insurance, a savings scheme and transport. In July 2006, the workers formed a new union (UNTRAMIGUA GOLD FIELDS) which, following a labor referendum, was identified as the most representative union in the mine. ..

Benefits

Gold Fields provides benefits to its employees, generally including pension, medical and accommodation benefits. Employees are also entitled to a severance package if they are laid off. At Damang, medical benefits only are provided by the contractor, AMS, while the costs of such benefits are paid by Gold Fields under the terms of the contract between Gold Fields and AMS. Gold Fields’ own employees are generally provided with medical and retirement benefits. In Australia, benefits for contractors’ employees are the responsibility of each contractor and Gold Fields’ own employees are generally responsible for their own medical costs and other benefits, except that Gold Fields contributes to a third-party pension plan. In Venezuela, in addition to the social and labor benefits awarded by law, Gold Fields, under the CBA, provides other benefits for the employees including health and life insurance, a savings scheme and transport. There is no statutory workers compensation scheme in Venezuela, but there is a social security system and both employers and employees must contribute.

Gold Fields provides 50% of the premiums under a medical plan for certain former employees in South Africa. As of June 30, 2006, 89% of these former employees and dependants had been bought out of the scheme at a 15% premium. As of June 30, 2006, approximately 226 former employees were still covered under this plan following the buyout. As of June 30, 2005, Gold Fields had accrued a provision of Rand 16.7 million for these obligations. The provision is adjusted annually in accordance with updated actuarial tables. Gold Fields is not obligated to make these contributions for members of the former Aumed Medical Scheme (which was in place at the Free State operation and was combined with the Medisense medical scheme during fiscal 2003) who retired after August 31, 1997 and members of the Medisense Medical Scheme who retired after January 31, 1999.

Bonus Schemes

Gold Fields has extensive bonus schemes for workers at all levels. The focus of Gold Fields’ bonus schemes is based on specific production and safety targets as the primary drivers, with quality factors being secondary drivers at management levels.

Social Development

Gold Fields has an established social development program in South Africa, which it conducts through the Gold Fields Foundation, or the Foundation. The Foundation was founded by Gold Fields of South Africa Limited more than 20 years ago and has as its mission the promotion and facilitation of sustainable social and economic development in the communities affected by Gold Fields’ operations in South Africa, Ghana and Australia. Gold Fields provides annual funding for the Foundation in an aggregate amount of R3.00 per ounce of gold produced from its South African operations each year plus 0.5% of annual pre-tax profits of its South African operations. Ghana has a similar program in place and funds an aggregate amount of $1 per ounce of gold produced plus 0.5% of annual pre-tax profits at the Ghana operations. In Australia, contributions are made to the Gold Fields Australian Foundation at a rate of A$0.80 per ounce of gold sold. Gold Fields is in the process of implementing a similar program in Venezuela. The funds provided by the operations are applied to development projects where the relevant operation is located. Currently, the Foundation focuses on four primary areas:

•       Education. The Foundation has initiatives involving all levels of education from pre-schools to universities. In South Africa, the focus has been on developing educational infrastructure, including providing classrooms, laboratories and libraries. In addition, the Foundation provides for professional training and education, such as AIDS-related training for healthcare workers.

•       Healthcare. The Foundation has funded healthcare projects involving a number of issues, in particular, HIV and AIDS, women’s health issues, tuberculosis and healthcare infrastructure development. The Foundation is also involved with various primary care issues.

•       Community Development. The Foundation operates a number of programs which focus on improving community life, especially in rural areas. This includes programs dedicated to education, training, welfare, small business development and job creation, among others.

•       Environmental Education and Conservation. The Foundation supports various initiatives which work to encourage and facilitate community participation in natural resource management and promote an integrated and sustainable approach to the environment.

In Venezuela, Gold Fields has an obligation to contribute at least US$250,000 per year in social contributions for the development of the mining area after the commencement of commercial production. In addition, Gold Fields and the Ministry of Basic Industries and Mines have agreed to compensate a group of approximately 111 small miners claiming compensation for allegedly being evicted from the Choco 10 mining area.

Employment Equity

Under the South African Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination; and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Act, Gold Fields has a formal employment equity plan, which has been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five-year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. Management believes that Gold Fields is currently making adequate progress towards the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields spent approximately Rand 122.7 million, $1.1, A$1.2 and $0.1 million on employee training and development in fiscal 2006 at its South African, Ghanaian, Australian and Venezuelan operations, respectively. Particular emphasis is placed on literacy as Gold Fields estimates that approximately 43% of its South African employees are functionally illiterate.

Gold Fields continues to provide comprehensive training to its employees, in full compliance with the regulatory requirements at the sites at which it operates. The training provided in South Africa is aligned with South Africa’s National Qualifications Framework, and is carried out within the ambit of Gold Fields’ education, training and development, or ETD, establishment, which is fully accredited with the relevant Sectoral Education and Training Authority, or SETA, which for Gold Fields is the Mining Qualifications Authority, or MQA. Gold Fields’ ETD establishment has secured accreditation and program approvals from a number of SETAs outside of the mining industry, and is fully certificated in terms of the ISO 9001/2000 and ISO 14000 quality management standards. In order to secure optimal workplace safety and productive work performance, Gold Fields exposes its employees to ETD interventions which significantly exceed compliance to minimum standards, in the form of additional mining and safety skills training, team-based behavioral training, and non-mining related life and social skills training.

In addition, Gold Fields continues to focus systematically on managerial, leadership, and professional development though its Leadership Pipeline program, known as Management Review, as integrated with its performance management system.

All of Gold Fields’ employee training activities in South Africa are cognizant of the human resources development requirements of the Mining Charter, and are fully described in the Social and Labor Plan submitted by Gold Fields to the Department of Minerals and Energy. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights.”

A salient development in the training environment within Gold Fields has been the establishment of the Gold Fields Business and Leadership Academy, or GFBLA. GFBLA comprises all five of the formerly discrete training establishments operating within Gold Fields’ South African operations. These various training establishments have, with effect from July 2006, been consolidated into the single Gold Fields’ subsidiary, GFBLA, under a single management structure and under a unified Strategic and Business Plan. Gold Fields’ executives have been assigned leadership of GFBLA, with a principal mandate to optimize training in order to secure enhanced workforce performance for Gold Fields. A secondary mission for GFBLA is to provide commercial training services to a client base external to Gold Fields, and to support the South African government’s strategy to improve the technical skills base in the national economy. This strategy is described in the document outlining the Joint Initiative on Priority Skills Acquisition, which is an important element of the Government’s Accelerated and Shared Growth Initiative for South Africa program.

Health and Safety

Health

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to dust, noise, heat, noxious fumes and chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (particularly silicosis, tuberculosis and a combination of the two), noise-induced hearing loss and heat exhaustion. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. Gold Fields is working to increase the level of ventilation at its underground operations in order to try to lower the risk of lung disease for its workers. To reduce the incidence of noise-induced hearing loss, Gold Fields implements engineering controls where practicable and, if it is not possible, Gold Fields trains its workers to use adequate ear protection and provides appropriate equipment. Gold Fields has embarked on significant initiatives to address HIV infection and AIDS among its workforce.

In Ghana and Australia, the primary health risks include dust and noise-induced hearing loss. Malaria is also a significant health risk in Ghana. To combat these risks, Gold Fields provides workers with appropriate protective gear and regular training and screening tests.

In Venezuela, the primary health risks include dust, noise-induced hearing loss and back injuries. To combat these risks, Gold Fields provides workers with appropriate protective gear and regular training and screening tests.

Gold Fields provides free healthcare to a substantial portion of its South African and Ghanaian employees while they are employed by Gold Fields. This includes the operation of hospitals and clinics to provide treatment as needed. Workers in Australia are responsible for their own healthcare.

HIV/AIDS Program.   On December 12, 2001, Gold Fields entered into an agreement with the principal labor unions representing its employees, under which Gold Fields and the unions agreed to implement various initiatives aimed at reducing the spread of HIV/AIDS among Gold Fields’ workforce and providing for the treatment and care of employees who are HIV positive or suffering from AIDS. These initiatives include, among others, improving awareness and education among employees regarding HIV/AIDS, promoting condom usage among employees, managing sexually transmitted infections and collectively supporting a wellness management program for employees who are HIV positive. In April 2003, the Gold Fields HIV/AIDS program was recognized as one of the nine best programs in the world by the Global Business Coalition Against AIDS.

Gold Fields’ South African workforce has a similar level of HIV prevalence to that present in groups of males of the same mix of age groups in South Africa generally. Accordingly, Gold Fields has developed and implemented a significant HIV/AIDS program with the goals of reducing the rate of HIV infection among its workforce and minimizing the potential financial impact of AIDS on its operations. This program involves a multi-faceted approach, including the following components:

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

•       care and support for workers with HIV/AIDS. This includes wellness management, ill health retirement for workers with AIDS (with workers encouraged to return home to their families) and home-based care for such workers following retirement. In January 2004, Gold Fields announced that it had extended the program to include the delivery of Highly Active Antiretroviral Therapy, or HAART, as a treatment option for employees living with AIDS; and

•       collaboration with international initiatives such as the Global Health Initiative, World Economic Forum, World Health Organization and USAID.

In February 2006, management estimated that approximately 30% of Gold Fields’ workforce in South Africa was infected with HIV and the Company infection rate will peak at 31.6%, in approximately 2010. Additionally, Gold Fields expects the Company prevalence of AIDS infection to peak in approximately 2013. Based on this level of prevalence, other existing data and various other assumptions, many of which involve factors beyond Gold Fields’ control, management estimates that without appropriate interventions the ultimate impact of HIV/AIDS on its operating costs could be as high as $10.00 per ounce of gold produced at its South African operations, two to five years after the projected peak of HIV prevalence, between approximately 2012 and 2017, when the largest number of employees on HAART will be reached. The cost in fiscal 2006 was estimated at less than $4.00 per ounce in the South African operations. Gold Fields hopes to limit the impact of HIV/AIDS on its operating costs through its HIV/AIDS program. Management estimates that, depending on the success of its HIV/AIDS program, the maximum expected impact of AIDS on operating costs at its South African operations could be reduced from the $10.00 per ounce estimate to as low as $6.00 per ounce of gold produced, at the peak of employee utilization of HAART. However, the ultimate impact of HIV/AIDS on Gold Fields’ operating costs could vary significantly depending on any of these factors.

See “Risk Factors—HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.”

HIV/AIDS prevalence is not significant in Gold Fields’ Ghanaian, Australian or Venezuelan workforces. Gold Fields has also introduced its HIV/AIDS program in Ghana.

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

Gold Fields introduced a new health and safety compliance program in fiscal 2001 at its South African operations, with the goal of improving compliance with the Mines Health and Safety Act and other rules, standards, regulations and generally accepted principles relating to health and safety. The Full Compliance Safety Management Initiative, as it is called, has been implemented at all of Gold Fields’ operations and aims to:

•       eliminate fatal accidents at Gold Fields’ mines;

•       continue to reduce accident rates; and

•       maintain a safe and healthy working environment with quality training, good practice and full employee commitment.

Gold Fields’ operations in Australia and Ghana are certified under Occupational Health and Safety Assessment Series 18000, an occupational health and safety management specification system. The South

African operations are presently completing the process of applying for certification. More specifically, Beatrix’s internal audit was completed during May 2006 and internal audits are scheduled for Driefontein and Kloof from August to September 2006.

The South African operations have subscribed to the milestones set for accidents, elimination of silicosis and noise-induced hearing loss issued by the Mine Health and Safety Council of South Africa, which is a legislative body set up under the Mine Health and Safety Act to advise the Minister of Minerals and Energy on mine safety standards. Action plans have been developed and the Vice President and Head of the South African operations reports to the Board’s Safety, Health, Environment and Community Committee on a quarterly basis.

On July 26, 2005, an amendment to the Organic Law of Prevention, Conditions and Work Environment was enacted in Venezuela, with the purpose of establishing institutions, rules and guidelines for policies and entities aimed at guaranteeing the safety, health and well-being of workers, regulating conditions for the promotion of a safe and healthy work environment, preventing work accidents and occupational diseases and regulating the rights and duties of workers and employers. Gold Fields’ operations in Venezuela are subject to regular inspections from the National Institute for Labor Prevention, Health and Security, which depends on the Ministry of Labor in order to verify compliance with the obligation to maintain a work environment where employees are safeguarded against work-related accidents and illnesses. Gold Fields must comply with several obligations derived from the Organic Law of Work Conditions, including setting up and maintaining medical services, establishing safe sanitary, sound, light, air and ventilation work conditions, supplying security equipment for the workers, maintaining adequate hazard signs and instructions, emergency equipment and evacuation guidelines, and providing manuals for internal safety and appropriate instructions for the workers, among others. The law mandates the creation of a committee formed from employees and employer representatives to oversee internal compliance and improvements. In the case of infringement, this law provides penalties, including criminal liability, in the case of an accident of an employee resulting from Gold Fields’ negligence or failure to comply with the requirements set by the law.

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

As of October 31, 2006, the issued share capital of Gold Fields consisted of 495,505,475 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of September 29, 2006 is set forth below.

Beneficial owner	Ordinary shares	Percentage
Public Investment Commission(1)	49,502,464	10.0%
Capital Research and Management(2)	48,399,773	9.8%
Old Mutual plc(3)	43,482,105	8.8%
BlackRock Investment Management	37,757,040	7.6%

Notes:

(1)           The Public Investment Commission holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers, Old Mutual Asset Managers, Future Growth and RMB Asset Management.

(2)           Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

(3)           Old Mutual plc holds its shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries. Jakes G. Gerwel, a non-executive director of Gold Fields who retired from the Board on November 10, 2006, is also a director of Old Mutual Life Assurance Company of South Africa Limited.

To the knowledge of management, none of the above shareholders holds voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes of the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership
	As of June 30,					As of September 29,
	2004		2005	2006		2006
	(%)
Beneficial owner
OJSC MMC Norilsk Nickel	20.0		20.0	—	(1)	—	(1)
Public Investment Commission(2)	4.9		4.9	9.3		10.0
Capital Research and Management(3)	2.2		4.9	9.2		9.8
Old Mutual plc(4)	5.8		4.6	7.1		8.8
Harmony Gold Mining Company Ltd.	—	(1)	5.4	—	(1)	—	(1)
BlackRock Investment Management(5)	2.7		3.6	7.6		7.6

Notes:

(1)           To the knowledge of Gold Fields’ management, the entities did not own Gold Fields’ ordinary shares on the dates specified.

(2)           The Public Investment Commission holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers and RMB Asset Management.

(3)           Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

(4)           Old Mutual plc holds its shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries.

(5)           BlackRock Investment Management, previously known as Merrill Lynch Investment Management, was established in October 2006 with the merger of Merrill Lynch’s asset management business and BlackRock’s asset management business.

As of June 30, 2006, 15,724 record holders of Gold Fields’ ordinary shares, holding an aggregate of 171,378,981 ordinary shares (34.5%), were listed as having addresses in South Africa. As of June 30, 2006, 172 record holders of Gold Fields’ ordinary shares, holding an aggregate of 107,030,367 ordinary shares (21.6%), were listed as having addresses in the United States.

Related Party Transactions

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields’ management, their families, had any interest, direct or indirect, in any transaction during the last three fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

Pro-Drilling

Michael J. Prinsloo, who was previously Executive Vice President, South African Operations and who during fiscal 2006 became Chief Executive Officer of the Gold Fields Business and Leadership Academy, sits on the Board of and owns 50% of Pro-Drilling & Mining (Proprietary) Limited, or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFI Mining South Africa (Proprietary) Limited to provide labor, equipment and materials for diamond drilling and core recovery at the Driefontein operation. The contract is valid until terminated upon one month’s written notice by either party. Gold Fields employed Pro-Drilling prior to Mr. Prinsloo’s joining Gold Fields. During fiscal 2006, Gold Fields paid Pro-Drilling a total of approximately Rand 3.7 million (approximately US$500,000). Gold Fields expects to continue its contract with Pro-Drilling during fiscal 2007 on similar terms.

Mvelaphanda

Tokyo M. G. Sexwale, a non-executive director of Gold Fields, is the Chairman of the Board of Mvelaphanda Resources Limited, or Mvela Resources, an African mining and exploration company and sits on the Boards of certain of its subsidiaries. Bernard R. van Rooyen, who retired as a non-executive director of Gold Fields on November 17, 2005, is the Deputy Chairman of Mvela Resources. Both Mr. Sexwale and Mr. van Rooyen are also significant shareholders of Mvela Resources.

On July 10, 2002, Gold Fields announced that it had granted Mvela Resources the right to acquire a beneficial ownership interest of between 5% and 15% in, and a corresponding share of Gold Fields’ obligations and liabilities with respect to, the development, financing or construction of any precious metals mine which is developed in Africa, beginning March 1, 2002. In consideration for the transaction, referred to in this discussion as the Exploration Arrangement, Mvela Resources is obligated to issue to Gold Fields options to subscribe in tranches for linked units in Mvela Resources, consisting of one ordinary share and one unsecured debenture issued by Mvela Resources, at a 10% premium to the five-day weighted average trading price listed on the JSE Limited. Mvela Resources issued to Gold Fields 380,102 options to subscribe for linked units pursuant to this arrangement on September 26, 2002. Thereafter, each year Mvela Resources was obligated to issue to Gold Fields options to subscribe for linked units with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. On May 5, 2003, Mvela Resources issued to Gold Fields further options to subscribe for 373,435 linked units. In November 2003, Mvela Resources implemented a Scheme of Arrangement and a consolidation of its share capital, which are described below. As a result of these actions, Gold Fields’ right to receive options to subscribe for linked units has been converted into a right to receive options to subscribe for ordinary shares of Mvela Resources. On May 30, 2004, Mvela Resources issued to Gold Fields options to subscribe for 521,812 ordinary shares of Mvela Resources. The options granted under the Exploration Arrangement were originally exercisable for a period of two years from the date of issuance, but as of September 16, 2004, this period was extended to five years. As of September 30, 2004, the aggregate value of the options to subscribe for ordinary shares issued by Mvela Resources to Gold Fields was approximately Rand 1.3 million. The term of the agreement is five years.

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields for a cash consideration of Rand 4,139 million.

The Mvelaphanda Transaction was preceded by an internal restructuring of Gold Fields, whereby each of the Driefontein, Kloof and Beatrix mining operations, as well as certain ancillary assets and operations, was transferred to a new, wholly-owned subsidiary of Gold Fields, GFI Mining South Africa (Proprietary) Limited, or GFIMSA.

On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly-owned subsidiary of Mvela Resources, and GFIMSA entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA. This agreement became effective following the advance by Mvela Gold of the loan to GFIMSA described below, which is referred to in this discussion as the Mvela Loan, and, among other things, provides for Mvela Gold to nominate two members of GFIMSA’s Board of Directors and two members of each of GFIMSA’s Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the mining charter promulgated under the Mineral and Petroleum Resources Development Act 2002. Under the Covenants Agreement, GFIMSA cannot dispose of any material assets, enter into, cancel or alter any material transaction between GFIMSA and any related party or make any material amendment to its constitutive documents without the prior written consent of Mvela

Gold. In addition, if Gold Fields or GFIMSA wants to increase the interest of black empowerment entities in GFIMSA or in any business or assets of GFIMSA, other than pursuant to an employee share incentive scheme, Gold Fields must offer to Mvela Gold the opportunity to increase its interest in GFIMSA. By its terms, the Covenants Agreement remains in force for so long as Gold Fields remains a shareholder in GFIMSA and Mvela Gold holds its empowerment interest in or is a shareholder of GFIMSA and Mvela Gold holds the right to subscribe for 15% of the share interest in GFIMSA, provided that it terminates if the shares of GFIMSA are listed on the JSE Limited.

On December 11, 2003, Gold Fields, GFIMSA, and Mvela Gold entered into a subscription and share exchange agreement, or the Subscription and Share Exchange Agreement, pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares, for consideration of Rand 4,139 million. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. Mvela Gold is entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties, whereby if Mvela Gold receives an offer for, or otherwise wishes to sell, any GFIMSA or Gold Fields shares, it must first offer to sell them to Gold Fields. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan to GFIMSA on March 17, 2004.

On December 11, 2003, Gold Fields, GFIMSA, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited, or Gold Fields Australia, and Gold Fields Guernsey Limited, or Gold Fields Guernsey (which was reincorporated and renamed during fiscal 2006 as Gold Fields Holdings Company (BVI) Limited), entered into a loan agreement, or the Mvela Loan Agreement, pursuant to which Mvela Gold advanced a loan of Rand 4,139 million, or the Mvela Loan, to GFIMSA on March 17, 2004. GFIMSA applied the loan toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of the internal restructuring of Gold Fields.

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special-purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for 4,350,000 ordinary shares of Mvela Resources which were issued by Mvela Resources in the private placements for consideration of Rand 100 million. In order to facilitate the private placement, Mvela Resources proposed a scheme of arrangement, or the Scheme, between itself and the holders of its linked units. The effect of the Scheme, which became operative on November 24, 2003, was that each linked unit holder received two ordinary shares of Mvela Resources for each linked unit held. In order to maintain the same number of listed instruments in issue after the implementation of the Scheme, Mvela Resources consolidated its ordinary share capital on a two for one basis. As a result, the net effect of the Scheme and the share consolidation is that Gold Fields has 1,275,349 options to acquire the same number of ordinary shares of Mvela Resources issued in connection with the Exploration Arrangement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields has effectively guaranteed a loan of Rand 150 million. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Resources—Investing” and “—Credit Facilities—Mvela Loan.”

On February 13, 2004, the Mvela Loan Agreement was amended, principally in order to add and clarify certain definitions.

On November 17, 2004, GFL Mining Services Limited, or GFLMSL, Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, referred to in this discussion as the Amendment Agreement, amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Subscription and Exchange Agreement and the Covenants Agreement. The agreements were amended to provide, among other things, that Mvela Resources may acquire a minimum of 45,000,000 and a maximum of 55,000,000 Gold Fields shares should it elect to exchange its equity interest in the South African assets for Gold Fields’ shares.

Mvela Holdings (Proprietary) Limited, or Mvela Holdings, the parent company of Mvela Resources, recently entered into various agreements in terms of which the status quo regarding the shareholding in Mvela Resources as of the date of the Mvelaphanda Transaction was restored by Mvela Holdings once again having a direct interest in the issued share capital of Mvela Resources. On July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement. In accordance with the revised agreements, Mvela Holdings undertook to remain an HDSA company, to retain beneficial ownership of no less than 26% of the issued equity share capital of Mvela Resources, to have board control of Mvela Resources (together with other HDSAs) and to retain management control of Mvela Resources pursuant to a written management agreement.

See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.”

Rand Refinery

GFL Mining Services Limited, or GFLMSL, as agent for GFIMSA, has an agreement with Rand Refinery Limited, or Rand Refinery, in which Gold Fields holds a 33.1% interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery. Prior to October 1, 2004, GFLMSL acted as agent for Rand Refinery to sell up to 50% of Gold Fields’ South African production. However, since October 1, 2004, Gold Fields has sold the gold produced from its South African operations itself. Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is the Chief Financial Officer and a Director of Gold Fields, has been a Director of Rand Refinery since July 12, 2000. As a Director of GFLMSL, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMSL, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with GFLMSL, Gold Fields Ghana or Abosso. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMSL. See “Information on the Company—Description of Mining Business—Refining and Marketing” for further details regarding these arrangements.

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

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended June 30,
	2002		2003		2004		2005		2006		2007
	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)		(R)
Prior year’s final dividend	0.05	0.40	0.40	2.20	0.13	1.00	0.06	0.40	0.06	0.40	0.15	(1)	1.10	(1)
Interim dividend	0.08	0.90	0.90	1.50	0.06	0.40	0.05	0.30	0.07	0.40	—		—
Total dividend	0.13	1.30	1.30	3.70	0.19	1.40	0.11	0.70	0.13	0.80	—		—

Note:

(1)           This final dividend was announced on August 3, 2006 and paid on August 28, 2006.

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

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments.”

ITEM 9:
THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is the JSE Limited, or JSE, on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange, and are listed on the Premier Marché of Euronext Paris and the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of June 30, 2006, 6,475 record holders of Gold Fields’ ordinary shares, holding an aggregate of 185,869,889 ordinary shares (37.7%), were listed as having addresses in South Africa. As of June 30, 2006, 21,400 record holders of Gold Fields’ ordinary shares, holding an aggregate of 175,667,071 ordinary shares (35.6%), were listed as having addresses in the United States.

Gold Fields’ American Depositary Shares, or ADSs, currently trade in the United States on The New York Stock Exchange under the symbol “GFI.” The American Depositary Receipts, or ADRs, representing the ADSs are issued by The Bank of New York, as Depositary. Each ADR represents one ADS. Each ADS represents one ordinary share. On October 31, 2006, Gold Fields listed its ADRs on the Dubai International Financial Exchange.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge (Proprietary) Limited, or I-Net Bridge, a South African financial information service:

	Ordinary share price		Average daily trading volume (number of
Year ended June 30,	High	Low	ordinary shares)
	(Rand per ordinary share)
2002	168.00	32.50	1,642,279
2003	150.63	71.40	1,671,998
2004	110.40	65.02	1,787,830
2005	94.02	55.09	1,485,099
2006	162.00	69.01	2,067,115
2007 (through October 31, 2006)	173.80	122.00	2,056,634

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of
Quarter ended	High	Low	ordinary shares)
	(Rand per ordinary share)
September 30, 2004	87.50	55.09	1,643,839
December 31, 2004	94.02	69.10	1,827,766
March 31, 2005	81.41	66.02	785,345
June 30, 2005	77.90	57.95	1,655,983
September 30, 2005	95.32	69.01	1,397,954
December 31, 2005	111.89	86.60	1,800,664
March 31, 2006	146.80	111.80	2,244,707
June 30, 2006	162.00	110.81	2,711,795
September 30, 2006	173.80	126.11	1,875,952

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of
Month ended	High	Low	ordinary shares)
	(Rand per ordinary share)
May 31, 2006	159.94	130.51	3,097,434
June 30, 2006	162.00	110.81	2,700,250
July 31, 2006	173.80	142.00	1,874,738
August 31, 2006	153.05	131.25	1,857,151
September 29, 2006	159.26	126.11	1,897,909
October 31, 2006	143.25	122.00	2,574,039

On November 15, 2006, the closing price of the ordinary shares on the JSE was R125.13.

New York Stock Exchange and Nasdaq SmallCap Market Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on The Nasdaq SmallCap Market for Gold Fields’ ADSs from July 1, 2001 until May 8, 2002 and on The New York Stock Exchange since May 9, 2002.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of
Year ended June 30,	High	Low	ADSs)
	($ per ADS)
2002(1)	16.36	3.86	1,587,110
2003	15.25	9.00	2,376,579
2004	15.12	9.93	1,887,030
2005	14.94	9.25	1,557,127
2006	16.16	10.69	1,649,516
2007 (through October 31, 2006)	24.10	16.50	2,385,219

Note:

(1)           Gold Fields delisted its ADSs from The Nasdaq SmallCap Market on May 8, 2002 and listed its ADSs on The New York Stock Exchange on May 9, 2002.

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of
Quarter ended	High	Low	ADSs)
	($ per ADS)
September 30, 2004	13.65	9.25	1,330,780
December 31, 2004	14.94	12.27	2,225,906
March 31, 2005	13.20	10.87	1,119,374
June 30, 2005	11.50	9.57	1,531,927
September 30, 2005	14.66	10.69	1,645,808
December 31, 2005	17.79	13.05	1,743,427
March 31, 2006	24.02	18.58	2,527,905
June 30, 2006	26.33	16.46	3,253,106
September 30, 2006	24.10	17.32	2,158,352

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of
Month ended	High	Low	ADSs)
	($ per ADS)
May 31, 2006	26.33	19.82	3,615,700
June 30, 2006	22.90	16.46	3,255,441
July 31, 2006	24.10	20.45	2,287,080
August 31, 2006	22.81	19.33	1,782,517
September 29, 2006	21.96	17.32	2,461,835
October 31, 2006	18.52	16.50	3,034,882

On November 15, 2006, the closing price of Gold Fields’ ADSs quoted on The New York Stock Exchange was $17.51.

The JSE Limited

The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.

The JSE is a self-regulating organization operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control Amendment Act No. 54 of 1995, or the Stock Exchange Act, which provides the statutory framework for the deregulation of the JSE, the JSE’s rules were amended with effect from November 8, 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members’ own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchange Act, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely the brokerage commissions payable on agency transactions in equities. With effect from 1996, screen trading commenced on the JSE.

The market capitalization of companies listed on the JSE was approximately Rand 4.6 trillion as of September 29, 2006. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 35.5% for 2005. Trading is concentrated in a small, but growing, number of companies. As of September 29, 2006, there were 383 listed companies on the JSE.

South Africa was included in the Morgan Stanley Capital International Emerging Markets Free Index and the International Finance Corporation Investable Index in March and April 1995, respectively. South Africa has a significant representation in these emerging market indices.

The four main indices charting the performance of the JSE as a whole and of composite sectors are the All Share Index, the Financial 15 Index, the Industrial 25 Index and the Resource 20 Index. As of September 6, 2006, the All Share Index, Financial 15 Index, Industrial 25 Index and the Resource 20 Index accounted for 100.0%, 20.6%, 27.4% and 42.8%, respectively, of the market capitalization of the JSE.

The JSE has established a project named Share Transactions Totally Electronic, or STRATE, which has involved the dematerialization of share certificates in a central securities depositary and the introduction of contractual, rolling, electronic settlement in order to increase the speed, certainty and efficiency of settlement and to fall into line with international practice. Gold Fields joined STRATE on October 1, 2001. Investors are given the choice of either holding their securities in dematerialized form in the central securities depositary or retaining their share certificates. Shareholders who elect to retain their share certificates are not able to trade their shares on the JSE, although they may trade their shares off-market. Settlement of dematerialized shares traded electronically on the JSE is made five days after each trade (T+5).

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

Share Capital

The authorized share capital of Gold Fields consists of 1,000,000,000 ordinary shares with a par value of Rand 0.50 each. The aggregate number of issued shares of Gold Fields on October 31, 2006 was 495,505,475 ordinary shares of Rand 0.50 each. All of the issued ordinary shares rank equally with one another and are fully paid and are not subject to calls for additional payments of any kind.

More than 10% of Gold Fields’ current issued share capital has been paid for in assets other than cash. Gold Fields ordinary shares were exchanged for shares in GFL Mining Services Ltd. during the merger with Gold Fields in 1999 and for the minority shares in St. Helena Gold Mines Limited when Gold Fields acquired total ownership. See “Information on the Company—History.” On November 30, 2001, 12,000,000 ordinary shares were issued to WMC Resources Ltd as part of the consideration for the acquisition of St. Ives and Agnew mining operations from WMC Limited and WMC Resources Ltd. See “Information on the Company—Gold Fields’ Mining Operations—Ghana Operations—Damang Mine.” In addition, on September 11, 2003, Gold Fields issued 564,841 ordinary shares to Outokumpu Oy, or Outokumpu, as part of the consideration for the acquisition of Outokumpu’s 49% interest in the Arctic Platinum Project, or the APP. See “Information on the Company—Exploration—Gold Fields’ Exploration Projects—Arctic Platinum Project.”

At a general meeting held on November 10, 2006, Gold Fields’ shareholders approved a resolution authorizing the Gold Fields Board to allot and issue additional ordinary shares for cash up to a maximum of 10% of the issued ordinary shares in any one financial year, subject to the JSE Rules. Under the JSE Rules, any such issue, together with any other shares issued in that financial year, in the aggregate cannot exceed 15% of the number of shares in Gold Fields’ issued share capital on the date an application is made to the JSE in respect of that issuance, less any other shares issued in that financial year. This general authority is valid until Gold Fields’ next annual general meeting or 15 months from the date on which the resolution was passed, whichever is earlier.

The following table sets forth changes in Gold Fields’ issued share capital for the periods indicated:

As of	Total issued ordinary shares	Total authorized ordinary shares
June 30, 2004(1)	491,492,520	1,000,000,000
June 30, 2005(2)	492,294,226	1,000,000,000
June 30, 2006(3)	494,824,723	1,000,000,000
September 30, 2006(4)	495,443,345	1,000,000,000

Notes:

(1)           Reflects the issuance of 19,127,648 ordinary shares, of which 564,841 shares were issued to Outokumpu as part of the consideration for Gold Fields’ purchase of Outokumpu’s 49% stake in the Arctic Platinum Project, 17,250,000 shares were issued in an international private placement, 1,300,977 shares were issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan and 11,830 shares were issued to others.

(2)           Reflects the issuance of 801,706 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Share Plan.

(3)           Reflects the repurchase by the Company of 1,000,000 of its ordinary shares at a weighted average price of Rand 74.89, which were de-listed and cancelled on August 17, 2005, the issuance of 333,681 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan and the issuance of 2,530,497 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Share Plan.

(4)           Reflects the issuance of 618,622 ordinary shares issued under the GF Management Incentive Scheme.

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

•       for the acquisition of an asset, provided that, if the issue is more than 30% of the company’s issued share capital, a simple majority of shareholders must vote in favor of the acquisition;

•       to raise cash through a general issuance in the discretion of the directors to the general public (but not to related parties) of up to 15% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30 business day weighted average trading price prior to the date the application is made to the JSE to list the shares provided that a 75% majority of votes cast by shareholders at a general meeting must approve the granting of such authority to the directors; or

•       to raise cash through a specific issuance of shares for cash, provided that a 75% majority of shareholders, other than controlling shareholders, votes in favor of the resolution to issue the shares at a general meeting.

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

Disclosure of Interest in Shares

Under South African law, a registered holder of Gold Fields shares who is not the beneficial owner of such shares is required to disclose every three months to Gold Fields the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, Gold Fields may, by notice in writing, require a person who is a registered shareholder, or whom Gold Fields knows or has reasonable cause to believe has a beneficial interest in Gold Fields ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to Gold Fields the identity of the person on whose behalf the ordinary shares are held. Gold Fields may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Gold Fields is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Gold Fields together with the extent of those beneficial interests.

General Meetings of Shareholders

The directors may convene general meetings of Gold Fields shareholders and a general meeting may also be convened on a requisition by shareholders made pursuant to the Companies Act. Gold Fields is obligated to hold an annual general meeting for each fiscal year within nine months of the end of each fiscal year and prior to 15 months after the date of the last annual general meeting.

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

The directors of Gold Fields will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE Listing Requirements. Gold Fields will send by mail to the registered address of every shareholder a copy of the annual report and annual financial statements. Not later than three months after the first six months of its financial year, Gold Fields will mail to every shareholder an interim report for the previous six-month period.

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

Distribution of Assets on Liquidation

In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Gold Fields, including the costs of liquidation, shall be dealt with by a liquidator who may, with the sanction of a special resolution, among other things, divide among the shareholders any part of the assets of Gold Fields, and may vest any part of the assets of Gold Fields as the liquidator deems fit in trustees for the benefit of shareholders. The division of assets is not required to be done in accordance with the legal rights of shareholders of Gold Fields. In particular, any class may be given preferential or special rights or may be partly or fully excluded.

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

In South Africa, the common law imposes on directors duties to, among other things, act with care, skill and diligence and to conduct the company’s affairs honestly and in the best interests of the company.

Material Contracts

Mvelaphanda Transaction

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited, or Mvela Resources, of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million. In connection with the Mvelaphanda Transaction:

•       on July 25, 2003, Beatrix Mining Ventures Limited, or Beatrix, Driefontein Consolidated (Proprietary) Limited, or Driefontein, Kloof Gold Mining Company Limited, or Kloof, GFL Mining Services Limited, or GFLMSL, Gold Fields and Newshelf 706 Limited, or GFIMSA, entered into a reorganization agreement, or the Reorganization Agreement, pursuant to which each of the Driefontein, Kloof and Beatrix mining operations was transferred to a new, wholly-owned subsidiary of Gold Fields;

•       on November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly owned subsidiary of Mvela Resources, and GFI Mining South Africa (Proprietary) Limited, or GFIMSA, entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA;

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

•       on February 12, 2004, Beatrix, Kloof, Driefontein, GFLMSL, Gold Fields and GFIMSA entered into Addendum Number 1 to the Reorganization Agreement;

•       on February 13, 2004 Gold Fields, GFIMSA, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey entered into an addendum to the Mvela Loan Agreement, principally in order to add and clarify certain definitions;

•       on February 13, 2004, Gold Fields, GFLMSL and the Public Investment Corporation, or the PIC, entered into a put option agreement pursuant to which Gold Fields has effectively guaranteed a loan of Rand 150 million from the PIC to a special-purpose entity established by the mezzanine lenders that funded, in part, the Mvela Loan;

•       on November 17, 2004, Gold Fields, GFLMSL, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement amending the existing agreements relating to the Mvelaphanda

Transaction, including, among others, the Subscription and Share Exchange Agreement and the Covenants Agreement;

•       on November 17, 2004, Gold Fields, GFLMSL, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey, First Rand Bank Limited and GFIMSA entered into a second addendum to the Mvela Loan Agreement; and

•       on July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement.

See “Operating and Financial Review and Prospects—Overview—Mvelaphanda Transaction.”

Acquisition of Bolivar Gold Corporation

On November 21, 2005, Gold Fields and Bolivar Gold Corporation, or Bolivar, jointly announced that they had entered into an agreement providing for Gold Fields to purchase, through a court approved plan of arrangement, all of the securities of Bolivar for a total cash consideration of approximately $330 million. Bolivar shareholders were initially offered C$3.00 per Bolivar common share and C$1.90, C$1.25 and C$0.40 per Bolivar warrant expiring on March 17, 2008, August 25, 2008 and December 22, 2009, respectively. The consideration for the warrants was calculated based on the greater of (i) the amount of consideration per common share minus the warrant strike price and (ii) a premium equal to the premium payable to common shareholders based on the closing price on November 18, 2005. Furthermore, in accordance with a trust indenture, the transaction triggered the redemption of a convertible debenture at C$1,095.25 in cash per C$1,000 principal amount for a total amount of $24.1 million, included in the total purchase consideration referred to above. Definitive agreement documentation was executed on December 1, 2005.

On January 11, 2006, Gold Fields and Bolivar announced an increase in the consideration to be paid to Bolivar shareholders. Under the revised terms, holders of Bolivar common shares were offered C$3.20 per Bolivar common share and holders of Bolivar warrants expiring on March 17, 2008, August 25, 2008 and December 22, 2009 were offered C$2.20, C$1.65 and C$1.00 per warrant, respectively. At a Special Meeting of Bolivar shareholders held on January 12, 2006, 77% of the Bolivar shares and 82% of the Bolivar warrants were voted in favor of the arrangement. The Supreme Court of the Yukon Territory in Canada approved the plan of arrangement, which became effective on February 28, 2006, and Gold Fields acquired all outstanding securities of Bolivar.

On March 3, 2006, Orogen Holding (BVI) Limited (as borrower), or Orogen, Gold Fields, GFIMSA and Gold Fields Holdings Company (BVI) Limited (as guarantors), Barclays Capital and J.P. Morgan PLC (as arrangers), Financial Institutions (original lenders, as defined in the Facility) and J.P. Morgan Europe Limited (as agent) entered into a $250,000,000 Dual Currency Term Facility Agreement, or the Orogen Facility. The purpose of the Orogen Facility was to fund in part the Bolivar acquisition and for general corporate purposes. As of June 30, 2006 an amount of approximately $158,000,000 had been advanced to Orogen Holding (BVI) Limited under the Orogen Facility for purposes of the Bolivar acquisition. The terms of the Orogen Facility are an upfront arrangement fee of 35 basis points and a margin over LIBOR of 35 basis points. The Orogen Facility must be repaid in full on March 3, 2009 by way of a bullet payment.

Arctic Platinum Project

On October 18, 2005, Gold Fields announced that it had entered into a letter of intent with North American Palladium Limited, or NAP, a Canadian platinum metals group producer, to form a joint venture to further explore mining properties and develop a mine at the APP.

On March 24, 2006, an Acquisition and Framework Agreement, or Acquisition Agreement, was entered into between NAP, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy. The Acquisition Agreement took effect from April 13, 2006 and, in accordance with the terms and conditions of the Acquisition Agreement, a Service Agreement was also entered into between Gold Fields Arctic Platinum Oy, NAP and North American Palladium Arctic Services Oy on March 24, 2006, pursuant to which NAP will provide services to the APP.

The Acquisition Agreement provides that NAP will be granted an option to acquire up to a 60% undivided interest in the APP, including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland. NAP’s option to acquire its interest in the APP will vest upon NAP satisfying the following conditions on or before June 30, 2008: (i) completing a $7.5 million re-scoping study and exploration program; (ii) completing a $5.0 million feasibility study; and (iii) making a decision to develop a mine at the APP. In consideration for the acquisition of the 60% interest in the APP, NAP shall issue NAP common shares to Gold Fields with a value of approximately $45 million, based on the weighted average trading price on the American Stock Exchange for the 11 trading days commencing on October 11, 2005. The relevant share price was $4.88, meaning that NAP will issue 9,227,033 NAP common shares. Additionally, Gold Fields has an option to maintain its interest at 50%, by taking receipt of only 80% of the consideration shares, or 7,381,626 NAP common shares. During the option period NAP is the operator with the responsibility to manage and fund the project.

Upon NAP’s acquisition of an interest in the APP, a joint venture will be formed with NAP holding a 60% interest and Gold Fields holding a 40% interest. The parties will enter into a Shareholders’ Agreement which will govern their respective interests in the APP. Gold Fields will have a back-in right to acquire an additional 10% interest in the joint venture, to be paid for by reducing the number of NAP common shares issued to Gold Fields by 20%. NAP will remain operator of the joint venture, which will be managed under a joint venture arrangement.

See “Information on the Company—Exploration—Gold Fields’ Exploration Projects—Arctic Platinum Project.”

Barrick Agreement

On September 11, 2006, Gold Fields entered into an agreement with Barrick Gold Corporation, or Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, or BGSA, which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited, or Western Areas, each hold an interest of 50%.

See “Information on the Company—Recent Developments—Acquisition of South Deep” and “Operating and Financial Review and Prospects—Recent Developments—Acquisition of South Deep.”

JCI Agreement

In support of Gold Fields undertaking to make an offer to acquire the entire issued share capital of Western Areas not already owned by Gold Fields, Gold Fields, JCI Limited, or JCI, and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which Gold Fields will acquire 27 million Western Areas shares, which will increase the Gold Fields’ stake in Western Areas from 18% to 34.7%. In addition, the JCI subsidiaries have granted Gold Fields a call option and the JCI subsidiaries have been granted a put option, subject to certain restrictions and conditions, in respect of the balance of a further 9.96 million Western Areas shares held by JCI or its subsidiaries.

See “Information on the Company—Recent Developments—Acquisition of South Deep” and “Operating and Financial Review and Prospects—Recent Developments—Acquisition of South Deep.”

Cerro Corona Facility

On November 14, 2006, Gold Fields La Cima S.A. (formerly known as Sociedad Minera La Cima S.A.), or La Cima, entered into a US$150 million project finance facility agreement with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A and other financial institutions, as set out in the agreement.

See “Information on the Company—Recent Developments—Cerro Corona Project” and “Operating and Financial Review and Prospects—Recent Developments—Cerro Corona Facility.”

GFIMSA Facility

In connection with the acquisition of BGSA and the proposed acquisition of Western Areas, GFIMSA entered into a US$1.8 billion credit facility with Citibank, N.A. London Branch, J.P. Morgan Plc, J.P. Morgan Europe Limited and other financial institutions as set out in the agreement, on November 24, 2006. Borrowings under the facility are guaranteed by Gold Fields, Gold Fields Holdings and Orogen.

See “Information on the Company—Recent Developments—Acquisition of South Deep” and “Operating and Financial Review and Prospects—Recent Developments—Acquisition of South Deep.”

Management and Other Compensatory Plans and Arrangements

Gold Fields’ share plan, the Gold Fields Limited 2005 Share Plan, was approved by the shareholders on November 17, 2005 and is available to its executive officers and other employees. See “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan.”

Gold Fields shareholders also approved on November 17, 2005 a new share plan available to its non-executive directors. See “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan.”

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

Ian D. Cockerill, Gold Fields’ Chief Executive Officer and an executive director of Gold Fields, is party to two employment agreements: one with Gold Fields Guernsey, which is now named Gold Fields Holdings Company (BVI) Limited, following its change of incorporation to the British Virgin Islands, and the other with GFL Mining Services Ltd., or GFLMSL. See “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment.”

Nicholas J. Holland, Gold Fields’ Chief Financial Officer and an executive director of Gold Fields, is party to two employment agreements: one with Gold Fields Guernsey, which is now named Gold Fields Holdings Company (BVI) Limited, following its change of incorporation to the British Virgin Islands, and the other with GFLMSL. See “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment.”

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

Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under applicable laws. It will distribute only whole U.S. dollars and U.S. cents and will round any fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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

If The Bank of New York makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. The Bank of New York will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay The Bank of New York the exercise price and any charges the rights require you to pay. U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. In this case, The Bank of New York may deliver the ADSs under a separate restricted deposit agreement, which will contain the same provisions as the Deposit Agreement, except for changes needed to put the restrictions in place. The Bank of New York will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act of 1933 with respect to a distribution to you.

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

Voting of Deposited Securities

How do you vote?

If you are an ADS holder on a record date fixed by The Bank of New York, you may exercise the voting rights of the same class of securities as the ordinary shares represented by your ADSs, but only if Gold Fields asks The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares.

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

Gold Fields cannot assure that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your ordinary shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

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
• annual depositary services

•  not more than $0.02 per ADS (or portion thereof) paid annually, provided that this fee will not be charged if the $0.02 fee for cash distributions described above was charged during the calendar year

• transfer and registration of ordinary shares on the Gold Fields’ share register from your name to the name The Bank of New York or its agent when you deposit or withdraw ordinary shares	• registration or transfer fees
• conversion of foreign currency to U.S. dollars	• expenses of The Bank of New York
• cable, telex and facsimile transmission expenses, if expressly provided in the Deposit Agreement	• expenses of The Bank of New York
• as necessary	• certain taxes and governmental charges The Bank of New York or the custodian has to pay on any Gold Fields ADS or ordinary share underlying a Gold Fields ADS

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

Reclassifications, Recapitalizations and Mergers

If Gold Fields:

•       changes the par value of any of the Gold Fields ordinary shares;

•       reclassifies, splits or consolidates any of the Gold Fields ordinary shares;

•       distributes securities on any of the Gold Fields ordinary shares that are not distributed to you; or

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

Your Right to Receive the Ordinary Shares Underlying Your Gold Fields ADSs

You have the right to cancel your Gold Fields ADSs and withdraw the underlying ordinary shares at any time except:

•       due to temporary delays caused by The Bank of New York or Gold Fields closing its transfer books, the transfer of ordinary shares being blocked in connection with voting at a shareholders’ meeting, or Gold Fields paying dividends;

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

•       are not liable if either of them is prevented or delayed by law, any provision of the Gold Fields by-laws or circumstances beyond their control, from performing their obligations under the agreement;

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

The pre-release will be subject to whatever indemnities and credit regulations The Bank of New York considers appropriate. In addition, The Bank of New York will limit the number of Gold Fields ADSs that may be outstanding at any time as a result of pre-release.

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

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for cash consideration will generally be permitted by the SARB pursuant to South African exchange control regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by SARB in other circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being completed. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADSs of Gold Fields.

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

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Gold Fields’ ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of, or who do not carry on business in, South Africa and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States, and South African tax law, a United States resident that owns Gold Fields ADSs will be treated as the owner of the Gold Fields ordinary shares represented by such ADSs. Gold Fields recommends that you consult your own tax adviser about the consequences of holding Gold Fields’ ordinary shares or ADSs, as applicable, in your particular situation.

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

Stamp duty and uncertificated securities tax

No stamp duty or uncertificated securities tax is payable in South Africa by the company in respect of the issue of certificated or dematerialized shares.

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

There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. Although technically under the terms of current legislation it could be interpreted that transfers of ADSs between non-residents of South Africa could attract either stamp duty or UST, such transfers have not to date attracted either stamp duty or UST. However, if securities are withdrawn from the deposit facility or the relevant deposit agreement is terminated, either stamp duty or UST will be payable on the subsequent transfer of the shares. An acquisition of shares from the depositary in exchange for ADSs representing the relevant underlying securities will also render an investor liable to pay South African stamp duty or UST in South Africa at the same rate as stamp duty or UST on a subsequent transfer of shares, upon the registration of the investor as the holder of the applicable shares on the company’s register.

U.S. Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY GOLD FIELDS IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY GOLD FIELDS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

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

The U.S. federal income tax treatment of a partner in a partnership that holds ordinary shares or ADSs will depend upon the status of the partner and the activities of the partnership. If you are a partnership, you should consult your tax adviser concerning the U.S. federal income tax consequences to your partners of the acquisition, ownership and disposition of ordinary shares or ADSs by you.

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

This summary assumes that Gold Fields is not, and will not become, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which it believes to be the case. Gold Fields’ possible status as a PFIC must be determined annually and therefore may be subject to change. However, based on Gold Fields’ current assets and income, and assuming that Gold Fields will continue to operate its business in the same manner as it has in the past, management believes that there is no material risk that Gold Fields will become a PFIC in the future. If Gold Fields were to be a PFIC in any year in which you held Gold Fields’ ordinary shares or ADSs, materially adverse consequences would result for you.

The summary of U.S. federal income tax consequences set out below is for general information only. You are urged to consult your tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares or ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

U.S. Holders of ADSs

For U.S. federal income tax purposes, an owner of ADSs will be treated as the owner of the corresponding number of underlying ordinary shares held by the depositary for the ADSs, and references to ordinary shares in the following discussion refer also to ADSs representing the ordinary shares.

Taxation of Dividends

Distributions paid out of Gold Fields’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Gold Fields’ current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will constitute ordinary dividend income. You should consult your own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from us. For purposes of determining limitations on any foreign tax credits, dividends paid by Gold Fields will generally constitute “passive income.”

For taxable years that begin before 2011, dividends paid by Gold Fields will be taxable to shareholders that are individuals at the special reduced rate normally applicable to capital gains, provided that either Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or the ADSs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ordinary shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under “Taxation of Dividends” and also exceeds 10% of your basis in the ordinary shares. Any gain or loss will generally be U.S. source.

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

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADSs by U.S. persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders (such as corporations) are not subject to backup withholding. You should consult your tax adviser as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.

Documents on Display

Gold Fields files annual and special reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

100 F Street, N.E.
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

ITEM 11:
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Gold Fields is exposed to market risks, including foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Gold Fields may enter into derivative financial instruments to manage some of these exposures. As part of its strategy, however, Gold Fields does not generally hedge against the risk of changes in the price of gold. See “—Commodity Price Sensitivity—Commodity Price Hedging Policy.”

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields’ Board of Directors. Management of financial risk is centralized at Gold Fields’ treasury department, which acts as the interface between Gold Fields’ operations and counterparty banks. The treasury department manages financial risk in accordance with the policies and procedures established by the Gold Fields Board of Directors and Executive Committee. Gold Fields’ Audit Committee has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields’ treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit-related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

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

On January 7, 2004, Gold Fields Australia effectively closed out the Australian dollar/United States dollar currency forward sale contracts and zero cost dollars by entering into equal and opposite transactions. The close out of the outstanding open position of $275.0 million was at an average spot rate of $0.7670 per A$1.00. These transactions locked in gross profit amounting to $115.7 million of which $102.8 million had already been accounted for through the end of December 2003 via scheduled maturities of the instruments from the time they were first purchased in 2001. The remaining underlying cash receipts were deferred to match the maturity dates of the original transactions. In addition, to allow Gold Fields to participate in further Australian dollar appreciation, a series of quarterly maturing Australian dollar/U.S. dollar call options were purchased on January 7, 2004, in respect of an amount of $275.0 million, with value dates and amounts matching those of the original instruments. These new Australian dollar call options required Gold Fields to pay a premium of $8.3 million. The payment dates are scheduled to match the maturity dates of, and the amount of the premium is offset against the amounts due under, the original instruments. The average strike price of the options is $0.7670 per A$1.00.

Subsequently, on May 7, 2004, the future U.S. dollar values that were to be received in respect of the original instruments were fixed in Australian dollars so as to take advantage of the weakened Australian dollar against the U.S. dollar at that time. The original value of the future cash flows was $107.4 million or A$140.0 million at $0.7670 per A$1.00, the rate at the time the call options were purchased. The value fixed in Australian dollars amounts to A$147 million, based on a spot rate of $0.7158 per A$1.00.

The following table presents the cash flows as of June 30, 2006, net of the premium on the call options related to the profit resulting from the close out of the original Australian dollar/U.S. dollar instruments.

Payment value dates	Net future cash flows
	(US$ ’000)	(A$ ’000)
June 30, 2006	8,720	12,899
September 29, 2006(1)	8,460	12,561
December 29, 2006(1)	8,245	12,281
Total	25,425	37,741

Note:

(1)    Cash flow due on September 29, 2006 and December 29, 2006 was accelerated at the end of fiscal 2006, with an amount of A$24.5 million being received on July 3, 2006.

South African Rand Instruments

During May and June 2003, Gold Fields entered into a number of forward purchase contracts with several financial institutions providing for the purchase by Gold Fields of an aggregate amount of $36.0 million at a fixed exchange rate of Rand 8.7318 per $1.00 on June 3, 2004. This was done to protect the Group’s commitment in respect of the Tarkwa mill and owner mining projects of $159 million. At the beginning of fiscal 2004 this amount was increased to $50.0 million at an average exchange rate of R8.4264 per $1.00.

The forward purchase of $50.0 million matured on June 3, 2004, resulting in a cash outflow of $16.0 million. This amount was extended at an exchange rate of Rand 6.6368 per $1.00 to mature on December 31, 2004. The $50.0 million matured on December 31, 2004, resulting in a cash outflow of $4.1 million. The spot rate on this date was R5.8215 per $1.00.

On December 31, 2004, an amount of $30.0 million was extended at a new rate of R5.9611 per $1.00 to mature on June 3, 2005. The $30.0 million matured on June 3, 2005, resulting in a cash inflow of $3.8 million. The spot rate on this date was R6.8198 per $1.00. On June 3, 2005, the $30.0 million was extended at a rate of R6.9402 per $1.00, to mature on December 5, 2005. The $30.0 million matured on December 5, 2005, resulting in a cash outflow of $2.2 million.

On December 5, 2005, the $30.0 million was extended at an average rate of R6.2522 per $1.00 to mature on June 5, 2006. On June 5, 2006, the $30.0 million matured, resulting in a cash inflow of $0.9 million. One June 5, 2006, $30.0 million was extended at an average rate of R6.7598 per $1.00 to mature on December 5, 2006. The $30.0 million forward cover was purchased to cover any U.S. dollar commitments payable from South Africa.

Realized gains on financial instruments are disclosed in detail under the Results of Operations section, under the sub-heading “Realized gains on financial instruments.”

Foreign Currency Contract Position

As of June 30, 2006, Gold Fields’ foreign currency contract position was as follows:

	2006	2007	Total
A$/US$call options:
Volume ($ million)	25.0	50.0	75.0
$per A$1.00(1)	0.7670	0.7670	0.7670
$/R forward exchange contracts:
Volume ($ million)	30.0	—	30.0
$per R1.00	0.1479	—	0.1479

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

A sensitivity analysis of the mark-to-market valuations of Gold Fields’ foreign currency contracts as of June 30, 2006 is set forth below.

Australian Dollar Instruments

	US$/A$ exchange rate as of June 30, 2006
	(A$)
Sensitivity to US$/A$(1) exchange rates	-10.0%	-7.5%	-5.0%	Spot	(2)	+5.0%	+7.5%	+10.0%
Mark-to-market options ($ million)	0.0	0.0	0.1	0.4		2.5	3.8	5.3

Notes:

(1)    “+” and “-” designate the strengthening and weakening of the Australian dollar against the U.S. dollar.

(2)    Spot rate: $0.7327 = A$1.00.

	Weighted average U.S. dollar interest rate as of June 30, 2006
	(A$)
Sensitivity to U.S. dollar interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market options ($ million)	0.3	0.3	0.3	0.4		0.4	0.4	0.4

Note:

(1)    Spot U.S. dollar interest rate: 5.50%.

	Weighted average Australian dollar interest rate as of June 30, 2006
Sensitivity to Australian dollar interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market options ($ million)	0.4	0.4	0.4	0.4		0.3	0.3	0.3

Note:

(1)    Spot Australian dollar interest rate: 5.34%.

South African Rand Instruments

	US$/R(1) exchange rate as of June 30, 2006
	(R)
Sensitivity to US$/R(1) exchange rates	-10.0%	-7.5%	-5.0%	Spot	(2)	+5.0%	+7.5%	+10.0%
Mark-to-market forwards ($ million)	5.82	5.07	4.32	2.82		1.32	0.57	(0.18)

Notes:

(1)    “+” and “-” designate the strengthening and weakening of the Rand against the U.S. dollar.

(2)    Spot rate: $0.1346 = R1.00.

	Weighted average Rand interest rate as of June 30, 2006
Sensitivity to Rand interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market forwards ($ million)	2.73	2.76	2.79	2.81		2.85	2.88	2.91

Note:

(1)    Spot Rand interest rate: 8.20%.

	Weighted average U.S. dollar interest rate as of June 30, 2006
Sensitivity to U.S. dollar interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market forwards ($ million)	2.91	2.88	2.85	2.81		2.79	2.76	2.73

Note:

(1)    Spot U.S. dollar interest rate: 5.50%.

Commodity Price Sensitivity

General

Gold

The market price of gold has a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’ ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. See “Risk Factors—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations” and “Operating and Financial Review and Prospects—Revenues.” The aggregate effect of these factors on the gold price, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

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

See “Information on the Company—Strategy—Hedging”

To the extent that it enters into commodity hedging arrangements, Gold Fields seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or related parties of, Gold Fields.

Oil

Generally Gold Fields does not enter into derivatives or other hedging arrangements to establish a price in advance for future oil consumption. However, where oil prices are expected to increase in the short to medium term, Gold Fields may consider hedging the oil price in order to protect itself against the adverse cost effects of a material increase in the oil price.

Commodity Price Hedging Experience

Oil

On June 8, 2005 Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, purchased an Asian-style IPE Gasoil call option for one year (June 8, 2005—May 31, 2006) at a strike price of US$0.45 per liter for a total of 51.6 million liters, of which two thirds was for Gold Fields Ghana and one-third was for Abosso. The call option resulted in a premium of $1.16 million, paid upfront, at a swap price of $0.46 per liter.

Commodity Price Contract Position

As of June 30, 2006, Gold Fields did not have any commodity price hedging contracts outstanding.

Subsequent to the financial year end, Gold Fields Ghana and Abosso purchased an Asian-style IPE Gasoil call option for one year (July 3, 2006 to June 30, 2007) at a strike price of US$0.5716 per liter for a total of 58.8 million liters, of which 42.0 million liters is for Gold Fields Ghana and 16.8 million is for Abosso. The call option resulted in a premium of $1.49 million, paid upfront, at a swap price of $0.5731 per liter.

In connection with the acquisition of Western Areas, Gold Fields will be acquiring the Western Areas hedge book. See “Information on the Company—Recent Developments—Acquisition of South Deep.”

Interest Rate Sensitivity

General

As of June 30, 2006, Gold Fields’ long-term indebtedness amounted to $650.6 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances as in the case of the Mvelaphanda Transaction. Under the Mvela Loan, South African (Pty) Limited, or GFIMSA, pays Mvela Gold interest, semi-annually and at a fixed rate of 10.56% per annum, on $591.3 million (Rand 4,139.0 million). In March 2006, Gold Fields secured a $250 million three-year corporate facility of which $158 million was drawn down to fund the Bolivar Gold acquisition. At June 30, 2006, the amount outstanding under the facility was US$158 million. Interest on this loan is LIBOR plus 35 basis points. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities—Mvela Loan.”

Interest Rate Hedging Experience

In connection with the Mvela Loan, GFIMSA entered into two interest rate swaps. These swaps were closed out on June 30, 2005 so that Gold Fields currently pays interest on the Mvela Loan at the fixed rate set forth above. Gold Fields realized mark-to-market gain on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $0.8 million was accounted for in fiscal 2005, $9.2 million was recognized in fiscal 2006 and the balance of $26.2 million will be accounted for in fiscal 2007 to fiscal 2009. Of the $14.8 million in interest rate credits, $12.9 million was accounted for in fiscal 2005 and the balance of $1.9 million was accounted for in fiscal 2004.

ITEM 12:
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:
CONTROLS AND PROCEDURES

(a)           Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2006, Gold Fields’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Gold Fields in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)          Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2006.

(c)           Not applicable for this annual report, which covers a fiscal year ended prior to July 15, 2006.

(d)          There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2006 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

ITEM 16A:
AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Gold Fields’ Audit Committee does not have an “audit committee financial expert,” as defined in rules promulgated by the Securities and Exchange Commission. Although a person with such qualifications does not serve on the Audit Committee, the Board of Directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields’ management and auditors, the quality of Gold Fields’ disclosure controls, the preparation and evaluation of Gold Fields’ financial statements and Gold Fields’ financial reporting. Gold Fields’ Board of Directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. For biographical information on each member of the Audit Committee, see “Directors, Senior Management and Employees—Non-executive Directors.”

ITEM 16B:
CODE OF ETHICS

Gold Fields has adopted a Company Code of Ethics, or the Code, which applies to all directors and employees, the text of which can be accessed on Gold Fields’ website at www.goldfields.co.za. The Code was revised in fiscal 2007 and the revisions are in the process of being implemented. The revised Code updates the disclosure requirements and allocates responsibility for managing the Code to different levels of management.

ITEM 16C:
PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Inc., or PwC, has served as Gold Fields’ principal accountant for the fiscal years ended June 30, 2005 and 2006. Set forth below are the fees for audit and other services rendered by PwC for the fiscal years ended June 30, 2005 and 2006.

	Year ended June 30, 2005	Year ended June 30, 2006
	(R millions)
Audit fees	6.3	9.1
Audit-related fees	5.4	3.6
Tax fees	0.1	0.4
All other fees	0.1	0.7
Total	11.9	13.8

Audit fees include fees billed for audit services rendered for Gold Fields’ annual consolidated financial statements filed with regulatory organizations.

Audit-related fees relate mainly to advice in connection with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002, audit of companies acquired and accounting advice.

Tax fees include fees billed for tax compliance, tax advice, tax planning and other tax-related services.

All other fees consist of fees for all other services not included in any of the other categories noted above.

All of the above fees were pre-approved by the Audit Committee.

Audit Committee’s Policies and Procedures

In accordance with the Securities and Exchange Commission rules regarding auditor independence, the Audit Committee has established Policies and Procedures for Audit and Non-Audit Services Provided by an Independent Auditor. The rules apply to Gold Fields and its consolidated subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the Securities and Exchange Commission, or the external auditor, for permissible non-audit services.

When engaging the external auditor for permissible non-audit services (audit-related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.

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

ITEM 18:
FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19:
EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1(†)	Memorandum of Association of Gold Fields
1.2(†)	Articles of Association of Gold Fields
2.1(†)	Memorandum of Association of Gold Fields (included in Exhibit 1.1)
2.2(†)	Articles of Association of Gold Fields (included in Exhibit 1.2)
2.3(††)

Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002

2.4(††)	Form of American Depositary Receipt (included in Exhibit 2.3)
2.5(†)	Excerpts of relevant provisions of the South African Companies Act
2.6(†)	Excerpts of relevant provisions of the JSE Limited listing requirements
4.1(†)	The GF Non-Executive Director Share Plan, adopted October 31, 2001
4.2(†)	The GF Management Incentive Scheme, adopted November 10, 1999
4.3(††††)	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002
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

4.19(††††)	Addendum to GFI-SA Loan Agreement among Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey Limited and GFI-SA, dated February 13, 2004
4.20(††††)	PIC Put Option Agreement between Public Investment Corporation, GFL Mining Services Limited and Gold Fields Limited dated February 13, 2004
4.21(††††)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated November 17, 2004
4.22(††††)

Second Addendum to GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited (acting through its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited, and Gold Fields Guernsey Limited, dated November 17, 2004

4.23(†††††)	The Gold Fields Limited and Bolivar Gold Corporation Arrangement Agreement, dated December 1, 2005
4.24(†††††)	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005
4.25(†††††)	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005
4.26	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated July 17, 2006
4.27

Acquisition and Framework Agreement between North American Palladium Limited, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy, dated March 24, 2006, as amended on May 12, 2006

4.28	Service Agreement between Gold Fields Arctic Platinum Oy, North American Palladium Limited and North American Palladium Arctic Services Oy, dated March 24, 2006

4.29

US$250,000,000 Facility Agreement between Orogen Holding (BVI) Limited, Gold Fields Limited, GFI Mining South Africa (Proprietary) Limited, Gold Fields Holdings Company (BVI) Limited, Barclays Capital, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated March 3, 2006

4.30	Share Purchase Agreement between PDG Aureate Limited, Barrick Gold Corporation and Gold Fields Limited, dated September 11, 2006
4.31	Agreement between Gold Fields Limited, JCI Limited, JCI Investment Finance (Proprietary) Limited and JCI Gold Limited, dated September 11, 2006
4.32

US$150,000,000 Facility Agreement between Gold Fields La Cima S.A., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A and Financial Institutions (as defined in the Facility), dated November 14, 2006

4.33

US$1,800,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, The Subsidiaries (as defined in the Facility), Citibank, N.A. London Branch, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated November 24, 2006

8.1	Amended list of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer

(†)	Incorporated by reference to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.
(††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002.
(†††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.
(††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004.
(†††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED
/s/ NICHOLAS J. HOLLAND
Name: Nicholas J. Holland
Title: Chief Financial Officer
Date: November 24, 2006

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

We have audited the accompanying consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, cash flows and of changes in shareholders’ equity for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and its subsidiaries at June 30, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2(p) to the consolidated financial statements, the Company changed its method of accounting for share-based compensation.

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa
November 24, 2006

Gold Fields Limited
Consolidated Statements of Operations
For the years ended June 30,
($ in millions unless otherwise noted)

	2006	2005	2004
	$’m	$’m	$’m
REVENUES
Product sales	2,282.0	1,893.1	1,706.2
COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,621.6	1,500.6	1,355.2
Depreciation and amortization	269.2	274.5	198.6
Corporate expenditure	21.9	22.5	20.3
Employment termination costs	9.1	13.7	10.5
Exploration expenditure	39.3	46.0	39.9
Impairment of assets	—	233.1	72.7
Impairment of critical spares	—	2.8	—
Decrease in provision for post-retirement health care costs	(0.5)	(4.2)	(5.1)
Accretion expense on environmental rehabilitation	8.6	11.5	8.4
Share-based compensation	11.5	2.1	—
Harmony hostile bid costs	—	50.8	—
IAMGold transaction costs	—	9.3	—
	1,980.7	2,162.7	1,700.5
OTHER (EXPENSES)/INCOME
Interest and dividends	26.8	29.2	19.4
Finance expense	(55.6)	(54.9)	(12.2)
Unrealized gain on financial instruments	14.6	4.9	39.2
Realized (loss)/gain on financial instruments	(9.1)	2.1	(8.7)
Profit on disposal of property, plant and equipment	3.7	0.8	0.3
Profit on disposal of listed investments	6.3	8.1	13.9
Profit on disposal of exploration rights	—	7.5	—
Profit on disposal of mineral rights	—	—	27.1
Write-down of investments	—	(7.7)	—
Write-down of mineral rights	—	—	(3.6)
Other (expenses)/income	(16.5)	(6.0)	1.8
	(29.8)	(16.0)	77.2
INCOME/(LOSS) BEFORE TAX, SHARE OF EQUITY INVESTEES’ LOSSES AND MINORITY INTERESTS	271.5	(285.6)	82.9
Income and mining tax (expense)/benefit	(97.3)	100.4	(11.8)
INCOME/(LOSS) BEFORE SHARE OF EQUITY INVESTEES’ LOSSES AND MINORITY INTERESTS	174.2	(185.2)	71.1
Share of equity investees’ losses	(5.9)	(0.4)	(0.4)
Minority interests	(29.8)	(20.6)	(21.8)
NET INCOME/(LOSS)	138.5	(206.2)	48.9
BASIC EARNINGS/(LOSS) PER SHARE ($)	0.28	(0.42)	0.10
DILUTED EARNINGS/(LOSS) PER SHARE ($)	0.28	(0.42)	0.10
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS/(LOSS) PER SHARE	492,922,941	491,987,508	485,020,966
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF DILUTED EARNINGS/(LOSS) PER SHARE	496,240,970	493,690,893	487,698,431
DIVIDEND PER SHARE ($)	0.13	0.11	0.19

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited
Consolidated Balance Sheets
As of June 30,
($ in millions unless otherwise noted)

	2006	2005
	$’m	$’m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	217.7	503.7
Current portion of financial instruments	30.4	46.8
Receivables	148.7	119.9
Inventories	111.3	77.4
Materials contained in heap leach pads	47.7	55.1
Total current assets	555.8	802.9
Property, plant and equipment, net	3,018.5	2,554.1
Non-current portion of financial instruments	—	32.4
Non-current investments	396.9	203.5
TOTAL ASSETS	3,971.2	3,592.9
LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES
Accounts payable and provisions	299.9	241.9
Interest payable	29.8	32.6
Income and mining taxes payable	46.8	18.0
Current portion of long-term loans	0.3	—
Total current liabilities	376.8	292.5
Long-term loans	737.9	653.1
Deferred income and mining taxes	721.8	596.2
Provision for environmental rehabilitation	146.4	134.6
Provision for post-retirement health care costs	7.4	9.0
Total liabilities	1,990.3	1,685.4
COMMITMENTS AND CONTINGENCIES—see notes 19 and 20
Minority interests’	125.1	118.4
SHAREHOLDERS’ EQUITY
Share capital—1,000,000,000 (2005: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued—494 824 723 (2005: 492 294 226)	43.9	43.7
Additional paid-in capital	1,827.6	1,797.9
Retained earnings/(deficit)	27.6	(49.1)
Accumulated other comprehensive loss	(43.3)	(3.4)
Total shareholders’ equity	1,855.8	1,789.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,971.2	3,592.9

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30,
($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings/ (deficit)	Accumulated other comprehensive loss	Total
		$ ‘m	$’m	$’m	$’m	$’m
BALANCE—JUNE 30, 2003	472,364,872	42.2	1,565.2	255.3	(243.4)	1,619.3
Net income	—	—	—	48.9	—	48.9
Dividends declared	—	—	—	(92.6)	—	(92.6)
Employee share plans and exercise of employee equity securities	1,300,977	0.1	3.7	—	—	3.8
Proceeds from private capital raising	17,250,000	1.3	214.6	—	—	215.9
Shares issued relating to the acquisition of APP	564,841	—	8.7	—	—	8.7
Mark-to-market of listed investments	—	—	—	—	(5.1)	(5.1)
Realized gain on disposal of listed investments	—	—	—	—	(12.3)	(12.3)
Other	11,830	—	0.1	—	—	0.1
Foreign exchange translation	—	—	—	—	230.4	230.4
BALANCE—JUNE 30, 2004	491,492,520	43.6	1,792.3	211.6	(30.4)	2,017.1
Net loss	—	—	—	(206.2)	—	(206.2)
Dividends declared	—	—	—	(54.5)	—	(54.5)
Exercise of employee equity securities	801,706	0.1	5.6	—	—	5.7
Write down of investments	—	—	—	—	7.7	7.7
Mark-to-market of listed investments	—	—	—	—	9.0	9.0
Realized loss on disposal of listed investments	—	—	—	—	1.5	1.5
Foreign exchange translation	—	—	—	—	8.8	8.8
BALANCE—JUNE 30, 2005	492,294,226	43.7	1,797.9	(49.1)	(3.4)	1,789.1
Net income	—	—	—	138.5	—	138.5
Dividends declared	—	—	—	(61.8)	—	(61.8)
Shares repurchased and cancelled	(1,000,000)	(0.1)	(11.6)	—	—	(11.7)
Employee share plans and exercise of employee equity securities	3,530,497	0.3	41.3	—	—	41.6
Mark-to-market of listed investments	—	—	—	—	67.9	67.9
Realized gain on disposal of listed investments	—	—	—	—	(0.5)	(0.5)
Foreign exchange translation	—	—	—	—	(107.3)	(107.3)
BALANCE—JUNE 30, 2006	494,824,723	43.9	1,827.6	27.6	(43.3)	1,855.8

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited
Consolidated Statements of Cash Flows
For the years ended June 30,
($ in millions unless otherwise noted)

	2006	2005	2004
	$’m	$’m	$’m
CASH FLOWS FROM OPERATIONS
Net income/(loss)	138.5	(206.2)	48.9
Reconciled to net cash provided by operations:
Minority interests	29.8	20.6	21.8
Share of equity investees’ losses	5.9	0.4	0.4
Income and mining tax expense	97.3	(100.4)	11.8
Impairment of assets	—	233.1	72.7
Profit on sale of listed investments	(6.3)	(8.1)	(13.9)
Depreciation and amortization	269.2	274.5	198.6
Write-down of mineral rights	—	—	3.6
Write-down of investments	—	7.7	—
Impairment of critical spares	—	2.8	—
Profit on sale of mineral rights	—	—	(27.1)
Profit on sale of property, plant and equipment	(3.7)	(0.8)	(0.3)
Profit on disposal of exploration rights	—	(7.5)	—
Exchange rate difference	—	—	(35.5)
Share-based compensation	11.5	2.1	—
Unrealized gains on loans	—	—	(3.6)
Unrealized gains on financial instruments	(14.6)	(4.9)	(39.2)
Accretion expense on environmental rehabilitation	8.6	11.5	8.4
Decrease in provision for post-retirement health care costs	(0.5)	(4.2)	(5.2)
Payment against post-retirement health care provision	(0.3)	(5.3)	(4.5)
Other	7.9	(7.4)	(4.8)
Effect of changes in operating working capital items:
Receivables	(60.6)	30.7	(25.6
Inventories and heap leach pads	(24.1)	(26.5)	10.7)
Accounts payable and provisions	61.6	8.2	56.9
Income and mining taxes paid	(54.8)	(38.4)	(75.7)
NET CASH PROVIDED BY OPERATIONS	465.4	181.9	198.4
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(255.4)	(317.7)	(377.9)
Proceeds on disposal of property, plant and equipment	6.3	10.2	56.8
Proceeds on sale of listed investments	2.8	18.6	29.3
Proceeds on disposal of exploration rights	—	7.5	—
Acquisition of subsidiaries	(415.6)	—	(23.0)
Purchase of investments	(163.5)	(30.4)	(79.4)
Investment in environmental trust fund	(11.0)	(6.5)	(6.0)
NET CASH UTILIZED IN INVESTING ACTIVITIES	(836.4)	(318.3)	(400.2)
CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	158.0	2.7	586.7
Long and short-term loans repaid	—	—	(40.7)
Proceeds on close out of interest rate swap	—	36.2	—
Decrease/(increase) in minority funding	(23.0)	17.9	9.1
Dividends paid to Company shareholders	(61.8)	(54.5)	(92.6)
Dividends paid to minority shareholders	(13.0)	(17.3)	—
Ordinary shares repurchased and cancelled	(11.7)	—	—
Ordinary shares issued	30.1	3.6	219.7
NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	78.6	(11.4)	682.2
EFFECT OF EXCHANGE RATE MOVEMENTS ON CASH AND CASH EQUIVALENTS	6.4	(4.8)	42.3
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(286.0)	(152.6)	522.7
CASH AND CASH EQUIVALENTS—JULY 1	503.7	656.3	133.6
CASH AND CASH EQUIVALENTS—JUNE 30	217.7	503.7	656.3

The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of certain listed investments. See notes 3 and 11.

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited
Consolidated Statements of Comprehensive Income
For the years ended June 30,
($ in millions unless otherwise noted)

	2006	2005	2004
	$’m	$’m	$’m
Net income/(loss)	138.5	(206.2)	48.9
Other comprehensive (loss)/income
Write down of investments	—	7.7	—
Unrealized holding gains/(losses) on listed investments	67.9	9.0	(5.1)
Realized (gain)/loss on disposal of listed investments	(0.5)	1.5	(12.3)
Foreign currency translation adjustment	(107.3)	8.8	230.4
Other comprehensive (loss)/income	(39.9)	27.0	213.0
Comprehensive income/(loss)	98.6	(179.2)	261.9

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited
Notes to the Consolidated Financial Statements
($ in millions unless otherwise noted)

1       GENERAL

Gold Fields Limited (formerly Driefontein Consolidated Limited (“Driefontein”), the “Company” or the “Group”) was originally incorporated in South Africa and listed on the JSE Securities Exchange S.A. (“JSE”) during 1968 as East Driefontein Gold Mining Company Limited. Following a merger with West Driefontein Gold Mining Company Limited, it was renamed Driefontein on June 15, 1981. On May 10, 1999, Driefontein completed a business combination, with another South African company listed on the JSE, Gold Fields Limited (“Old Gold Fields”). Old Gold Fields evolved through a series of transactions in 1998, whereby it acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included publicly traded gold mining companies, mineral rights and service agreements. Driefontein, the surviving entity, was renamed Gold Fields Limited, and Old Gold Fields was renamed GFL Mining Services Limited, effective from that date. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced in South Africa, Ghana, Australia and in Venezuela from fiscal 2006 and sold in South Africa (primarily to the Rand Refinery) and internationally.

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

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities (including valuation of share-based compensation); valuation allowances for deferred tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

The following are accounting policies used by the Company which, except as described in note 2 (p) (iii) below, have been consistently applied for all periods presented:

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

(iii)   FUNCTIONAL CURRENCY:   The functional currencies of the Group’s South African operations are the South African Rand, Australian operations, the Australian dollar, the Ghanaian operations and the Cerro Corona project in Peru, the U.S. dollar and the Venezuelan operation, Venezuelan Bolivars. The translation differences arising as a result of converting the South African Rand and the Australian dollar to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of shareholders’ equity.

(d)   PROPERTY, PLANT AND EQUIPMENT

(i)   MINING ASSETS:   Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

Once an economically feasible orebody with proven and probable ore reserves has been established, expenditure incurred to further develop the orebody, to further define mineralization in the orebody, and to establish or expand productive capacity, are capitalized until more than de minimus saleable minerals are extracted from the mine , at which time the costs are amortized as set out below. Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalized until the reef horizons are intersected and more than de minimus saleable minerals are extracted from the mine . Access to the individual orebodies exploited by the Company is limited to the time span of the Company’s respective mining leases. Mine development costs in the ordinary course to maintain production are expensed as incurred.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalized to the date on which the assets are substantially completed and ready for their intended use.

(ii)   LAND:   Land is shown at cost and is not depreciated.

(iii)   MINERAL INTERESTS:   Mineral interests represent mineral and surface use rights for parcels of land owned by the Company. Mineral interests and other tangible assets include acquired mineral use rights in production, development and exploration stage properties. The amount capitalized related to mineral interests represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

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

(n)   REHABILITATION COSTS:   SFAS No. 143, Accounting for asset retirement obligations (“SFAS No. 143”) applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company correspondingly capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased (accretion) to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred differs from the liability recorded.

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

(p)   EMPLOYEE BENEFITS

(i)   PENSION AND PROVIDENT FUNDS:   The Group operates a defined benefit pension plan and defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Company.

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

(iii)   SHARE-BASED COMPENSATION PLANS:   On July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (“FAS 123(R)”). Prior to July 1, 2005, The Company had elected to follow Accounting Policies Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB No. 25”) and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of the Company’s and subsidiary’s employee stock options equaled the market price of the underlying share on the date of the grant, no compensation expense was recognized in the Company’s financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. In particular, during the year ended June 30, 2005, as a result of the inability by participants to exercise their share options during the period of the attempted Harmony hostile takeover bid, the Company extended the exercise period of allocation options for certain employees whose options would otherwise have expired by June 25, 2005. The Company accounted for the modification under the intrinsic value method with a new measurement date and, since the options were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

The Company adopted FAS 123(R) using the modified prospective transition method. Under this method, compensation cost recognized in fiscal year ended June 30, 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). The results for prior periods have not been restated.

As a result of adopting FAS 123(R), the Company’s Income from continuing operations and Net income for fiscal 2006 is $11.5 million lower ($0.02 per share, basic and diluted) than if we had continued to account for share-based compensation under APB 25 as we did in the comparable prior year periods.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation.” This information is required to be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1995 under the fair value method of that statement. The fair value of the options granted during 2005 and 2004 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected life (in years)	2.8 -5.6	3.0 – 6.0	6.0
Risk free interest rate	7.32%	8.4%	8.4%
Volatility	41.9%	35.0%	53.0%
Dividend yield	1.5%	1.5%	2.4%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and estimated forfeitures. The weighted average estimated fair value of employee stock options granted during fiscal 2005, 2004 and 2003 under the employee share option scheme was R25.66, R44.18 and R61.89 per share, respectively.

For purposes of pro forma disclosure, the estimated fair value of the options is recognized as an expense over the options’ vesting period. The Company’s pro forma information follows (millions except for per share information):

	2005	2004
	$’m	$’m
(Loss)/income	(206.2)	48.9
Add back: Share-based compensation expense under APB No. 25	2.1	—
Less: Share-based compensation expense under SFAS No. 123	(15.4)	(10.8)
Pro forma (loss)/income	(219.5)	38.1
Pro forma basic (loss)/earnings per share ($)	(0.45)	0.08
Pro forma fully diluted (loss)/earnings per share ($)	(0.45)	0.08

The impact on pro forma net (loss)/income, pro forma basic (loss)/earnings per share and pro forma fully diluted (loss)/earnings per share in the table above which shows the effect of recognizing share-based compensation expense using the fair value method rather than the intrinsic method, may not be indicative of the effect in future years. The Company continues to grant share options to certain employees. This policy may or may not continue.

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

(u)   SEGMENT REPORTING:   The Group is a gold mining company operating geographically in South Africa, Ghana, Australia and Venezuela. The business segments comprise geographical operations based on locations and operating units.

(v)   EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(w)   RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 are effective beginning July 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial position and results of operations.

In September 2006, the FASB issued FASB No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement (i.e. fair value should be based on the assumptions market participants would use when pricing the asset or liability, not an entity specific measurement). In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. SFAS applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and all subsequent periods. This statement is effective for the Group from July 1, 2008. Management is currently evaluating the impact of SFAS 157 on the Group’s financial position and results of operations.

In September 2006, FASB issued SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R)” (“SFAS 158”). Specifically, SFAS 158 requires an employer to: recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after June 30, 2007. The Company has determined that the impact of adoption of SFAS 158 will not be significant as its only defined benefit plan has an unfunded balance of $7.4 million at June 30, 2006.

In September 2006, FASB issued Staff Accounting Bulletin No. 108 (“SAB 108”). The interpretations in SAB 108 express the staff’s views regarding the process of quantifying financial statement misstatements. The staff believes registrants must consider the impact of correcting all misstatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in the current year financial statements. Thus, a registrant’s financial statements would require adjustment when the assessment in the current year or in prior years’ results in qualifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. The Company will be required to adopt SAB 108 on July 1, 2007, and is currently evaluating the impact of SAB 108 on its financial position and results of operations.

3       ACQUISITION OF BUSINESSES

(a)   Acquisition of Bolivar Gold Corporation Inc.

On February 28, 2006, Gold Fields increased its voting interest in Bolivar Gold Corp.(“Bolivar”) to 100.0% by paying cash for this interest. The only substantial component of Bolivar’s underlying net asset value is its 95.0% ownership in Promotora Minera de Guayana (“PMG”). Bolivar owns the Choco 10 open pit gold mine in the El Callao gold district of Bolivar state, Venezuela. As part of this acquisition, Gold Fields also acquired an option to acquire two other exploration properties in the region, Incredible 16 and Choco 6. The acquired business contributed revenues of $16.9 million and net income of $3.2 million for the fiscal year ended June 30, 2006.

2006
$’m
Details of the net assets acquired are as follows:
Purchase consideration
—consideration given	312.1
—direct costs relating to the acquisition	4.6
—cash paid in prior year for initial interest	11.9
Total purchase consideration	328.6
The fair value of the assets and liabilities acquired are:
Property, plant and equipment	584.1
Inventory	5.3
Trade and other receivables	9.0
Cash and cash equivalents	5.9
Trade and other payables	(9.1)
Deferred taxation	(169.9)
Long-term loans	(74.2)
Long-term provisions	(3.6)
Net assets	347.5
Minority shareholders’ interest (5.0%)	(18.9)
Fair value of the net assets acquired	328.6

Pursuant to an agreement reached on July 15, 2005 between Bolivar Gold Corp (Bolivar), the previous holder of the interest in the Choco 10 concession, and CVG Ferrominera del Orinoco, C.A. (CVG), Bolivar increased its interest in the Choco 10 mine from 70 per cent to 95 per cent. In consideration for such increased shareholding, Bolivar agreed to pay an amount of US$6 million to CVG payable in instalments. The Venezuelan Ministry of Basic Industries and Mines (MIBAM), who was intimately involved in the negotiation and sign-off of the agreement, has not formally executed such agreement. This is mainly due to the fact that there have been several management changes within the MIBAM which have delayed the process. Nevertheless, Gold Fields’ counsel has indicated that from a legal perspective, the parties do not require further authorisations from MIBAM and that Gold Fields validly owns a 95 per cent interest in the Choco 10 mine. Certain procedural steps, including the formal transfer of shares to Gold Fields evidencing such ownership, are expected to be commenced subsequent to June 30,2006.

(c)   Acquisition of Sociedad Minera La Cima SA.

On January 11, 2006, the Group acquired 92% of the voting interest (80.7% of the economic interest) in Sociedad Minera La Cima SA, which owns the Cerro Corona Project and other mineral properties in the Cajamarca district in Northern Peru. The acquisition is a project and therefore did not contribute revenue or net income to the Group since its acquisition.

2006
$’m
Details of the net assets acquired are as follows:
Purchase consideration	40.5
The fair value of the assets and liabilities acquired are:
Property, plant and equipment	47.7
Trade and other receivables	0.2
Trade and other payables	(2.5)
Cash and cash equivalents	(1.5)
Net assets	43.9
Minority shareholders’ interest (5.0%)	(3.4)
Fair value of the net assets acquired	40.5

(c)   Acquisition of remaining 49% stake in Arctic Platinum Project

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

(d)   North American Palladium Limited

On March 24, 2006, Gold Fields finalized an arrangement with North American Palladium Limited (“NAP”), whereby Gold Fields has granted an option to NAP to acquire up to 60% of the APP in northern Finland. The arrangement became effective on April 13, 2006. Gold Fields currently owns 100% of APP.

4       IMPAIRMENT OF ASSETS

	2006	2005	2004
	$’m	$’m	$’m
Beatrix North and South sections	—	211.1	—
Beatrix West section	—	—	61.8
Living Gold	—	8.4	—
St Ives—old mill	—	9.8	—
Driefontein—10 shaft	—	2.0	—
Kloof—No. 3 metallurgical plant	—	1.8	—
Intangible asset—Biox technology	—	—	5.0
Mineral rights	—	—	5.9
	—	233.1	72.7

Beatrix North and South sections

Beatrix is a relatively low grade mine and therefore is very sensitive to changes in its cost profile. Changes in the cost profile affect the pay-limit, which in turn affects the quantum of reserves.

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

Beatrix West section

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

Intangible asset-Biox technology

During 2004, an asset impairment charge of $5.0 million was required to adjust the carrying value of the Biox technology to its recoverable amount of $15.0 million.

Mineral rights

New regulations in South Africa will result in mining companies forfeiting certain mineral rights not likely to be mined or explored. Accordingly, an asset impairment of $5.9 million was charged against income.

5       FINANCE EXPENSE /(INCOME)

	2006	2005	2004
	$’m	$’m	$’m
Interest paid—Mvelaphanda loan	69.3	56.9	18.2
Interest paid—other	5.1	0.7	9.0
Realized gain on foreign debt, net of cash	(18.8)	(2.7)	(15.0)
	55.6	54.9	12.2

6       INCOME AND MINING TAX (EXPENSE)/BENEFIT

	2006	2005	2004
	$’m	$’m	$’m
South Africa	(43.7)	(15.2)	(10.1)
Ghana	(34.3)	(19.2)	(12.7)
Australia	(9.3)	(7.8)	(7.1)
Venezuela	(3.1)	—	—
Current income and mining taxes	(90.4)	(42.2)	(29.9)
South Africa	2.7	127.9	53.9
Ghana	(3.6)	(17.4)	(26.8)
Australia	(6.0)	32.1	(9.0)
Deferred income and mining taxes	(6.9)	142.6	18.1
Total income and mining tax (expense)/benefit	(97.3)	100.4	(11.8)

The Company’s pre-tax income/(loss) before minority interests comprise:

	2006	2005	2004
	$’m	$’m	$’m
South Africa	91.8	(393.8)	(83.7)
Ghana	143.2	123.8	118.3
Australia	30.2	(15.6)	48.3
Venezuela	6.3	—	—
	271.5	(285.6)	82.9

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate.

	2006	2005	2004
	$’m	$’m	$’m
Tax (expense)/benefit on income/(loss) at South African maximum mining statutory rate	(121.7)	128.6	(38.0)
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 39% (2005 and 2004: 40%) and tax rate in Ghana of 26.5% (2005 and 2004: 32.5%), tax rate in Australia of 30% (2005 and 2004: 30%) and tax rate in Venezuela of 34%.	55.3	(4.6)	17.6
South African mining tax formula rate adjustment	13.5	11.5	7.0
Non-taxable income/additional deductions	(22.3)	(40.0)	15.1
Valuation allowance against deferred tax asset	(4.7)	(1.5)	—
Prior year adjustment	—	—	(1.0)
Ghanaian tax rate adjustment	8.4	8.4	—
Australian tax benefit from tax consolidations	—	26.8	—
South African capital gains tax	—	—	(1.7)
Foreign levies and royalties	(24.9)	(21.8)	(19.8)
Other	(0.9)	(7.0)	9.0
Income and mining tax benefit/(expense)	(97.3)	100.4	(11.8)

Deferred income and mining tax liabilities and assets on the balance sheet of June 30, 2006 and 2005, relate to the following:

Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the South African maximum mining statutory rate of 45% (2005 and 2004: 46%) were:

	2006	2005
	$’m	$’m
Deferred income and mining tax liabilities:
Mining assets	891.3	822.1
Financial instruments	25.4	35.0
Investment in environmental trust fund	2.9	23.2
Other	13.5	0.5
Total deferred income and mining tax liabilities	933.1	880.8
Deferred income and mining tax assets:
Provisions, including rehabilitation accruals	62.8	64.2
Tax losses	65.6	101.2
Financial instruments	0.2	—
Unredeemed capital expenditure	126.1	155.4
Total deferred income and mining tax assets	254.7	320.8
Valuation allowance for deferred tax assets	(43.4)	(36.2)
Total deferred income and mining tax assets	211.3	284.6
Net deferred income and mining tax liabilities	721.8	596.2
Net deferred income and mining tax liabilities comprise of:
Current deferred income and mining tax liabilities	—	—
Non-current deferred income and mining tax liabilities	721.8	596.2
Net deferred income and mining tax liabilities	721.8	596.2

The classification of deferred income and mining tax liabilities or assets is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Company has established a valuation allowance for certain deferred tax assets which management believe will not be realized based on projections as of June 30, 2006 and 2005. The valuation allowance relates primarily to a full valuation allowance against certain foreign net deferred tax assets of $38.1 million (2005: $34.8 million), raised on the exploration costs incurred in Orogen investments SA (Luxembourg), $2.8 million (2005:$Nil million) raised on losses incurred at GFL Mining Services Limited, $0.8 million (2005:$nil million) raised on losses incurred at Gold Fields Protection Services Limited $ 1.7 million (2005:$1.4 million) raised on losses incurred at Living Gold (Pty) Limited.

As at June 30, 2006 and 2005 the Group has unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its South African mining operations as follows:

•  unredeemed capital expenditure at GFI Miining South Africa (Pty) Limited of $298.7 million (2005: $337.1 million).This comprises $43.5 million (2005: $62.4 million) at the Kloof operation and $255.2 million (2005: $274.7 million) at the Beatrix operation.

•  estimated and assessed tax losses at GFI Mining South Africa (Pty) Limited of $Nil million (2005: $7.4 million). The 2005 tax losses comprised $0.2 million at the Kloof operation and $7.2 million at the Beatrix operation.

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

•  estimated assessed losses at Gold Fields Shared Services (Pty) Limited of $5.6 million (2005: $6.7 million).

•  estimated assessed losses at GFL Mining Services Limited of $13.0 million (2005: $Nil million).

•  estimated assessed losses at Gold Fields Protection Services Limited of $2.9 million (2005: $Nil million).

The Group has estimated capital allowances to be offset against future income of $27.9 million (2005: $73.3 million) and $7.0 million (2005: $2.5 million) at Gold Fields Ghana Limited and Abosso Goldfields Limited, respectively. The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited and Abosso Goldfields Limited are forfeited after 5 years. Gold Fields Ghana Limited and Abosso Goldfields Limited currently have no tax losses available for utilization against future profits.

The Group has tax losses available of $126.7 million (2005: $120.2 million) at Orogen Investments SA (Luxembourg), which can only be used to offset future interest income generated by Orogen Investments SA (Luxembourg). In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for 5 years. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. This gross up calculation was performed in fiscal 2005 by Gold Fields’ subsidiaries in Australia and Gold Fields recorded a net deferred tax benefit of $26.8 million.

The Group has estimated capital allowances to be offset against future income of $68.0 million (2005: $183.9 million) at Gold Fields Australia (Pty) Limited. The estimated capital allowances do not have an expiration date. In terms of current Australian taxation legislation, tax losses incurred by Gold Fields Australia (Pty) Limited are carried forward indefinitely. Gold Fields Australia (Pty) Limited currently has no tax losses available for utilization against future profits.

7       EARNINGS/(LOSS) PER SHARE

	For the year ended June 30, 2006
	Income Numerator	Shares Denominator	Per-share Amount
	$’m		cents
Basic earnings per share
Shares outstanding July 1, 2005		492,294,226
Weighted average number of shares issued during the year		628,715
Income available to common stockholders	138.5	492,922,941	0.28
Fully diluted earnings per share
Effect of dilutive share options(1)		3,318,029
Income available to common stockholders	138.5	496,240,970	0.28

(1)   The conversion of Mvela’s debt to equity is anti-dilutive and has been excluded from the calculation.

	For the year ended June 30, 2005
	Loss Numerator	Shares Denominator	Per-share Amount
	$’m		cents
Basic loss per share
Shares outstanding July 1, 2004		491,492,520
Weighted average number of shares issued during the year		494,988
Loss available to common stockholders	(206.2)	491,987,508	(0.42)
Fully diluted loss per share
Effect of dilutive share options(1)		1,703,385
Loss available to common stockholders	(206.2)	493,690,893	(0.42)

(1)   The conversion of Mvela’s debt to equity is anti-dilutive and has been excluded from the calculation.

	For the year ended June 30, 2004
	Income Numerator	Shares Denominator	Per-share Amount
	$’m		cents
Basic earnings per share
Shares outstanding July 1, 2003		472,364,872
Weighted average number of shares issued during the year		12,656,094
Income available to common stockholders	48.9	485,020,966	0.10
Fully diluted earnings per share
Effect of dilutive share options(1)		2,677,465
Income available to common stockholders	48.9	487,698,431	0.10

(1)   The conversion of Mvela’s debt to equity is anti-dilutive and has been excluded from the calculation.

8       RECEIVABLES

	2006	2005
	$’m	$’m
Gold sale trade receivables	47.6	43.8
Other trade receivables	13.0	14.1
Deposits	0.1	2.0
Value added tax	32.2	18.0
Interest receivable	0.4	0.4
Payroll receivables	5.4	4.9
Prepayments	18.1	11.0
Diesel rebate	2.7	—
Capitalized project acquisition costs to be transferred to investments	—	12.0
Rand Mutual Assurance refund	2.0	2.6
Financial instrument receivables	2.7	1.3
Debt issuance costs	2.4	3.6
Cash in transit	6.6	—
Advances to New Africa Mining Fund	2.6	2.5
Other	12.9	3.7
	148.7	119.9

9       INVENTORIES

	2006	2005
	$’m	$’m
Ore stockpiles	6.1	10.5
Gold-in-process	34.7	16.9
Consumable stores	69.1	49.3
Mineral rights	1.4	0.7
	111.3	77.4

10    PROPERTY, PLANT AND EQUIPMENT

	2006	2005
	$’m	$’m
Cost	5,108.5	4,570.5
Accumulated depreciation and amortization	(2,090.0)	(2,016.4)
	3,018.5	2,554.1
Mining properties, mine development costs and mine plant facilities	2,822.0	2,324.9
Asset retirement cost	34.6	24.7
Other non-mining assets	161.9	204.5
	3,018.5	2,554.1

Included in property, plant and equipment is cumulative capitalized interest relating to the Tarkwa mine amounting to $ 1.7 million (2005: $ 1.7 million).

Depreciation of property, plant and equipment amounted to $269.2 million (2005: $274.5 million and 2004: $198.6 million).

11    NON-CURRENT INVESTMENTS

	2006	2005
	$’m	$’m
Listed investments(a)	297.1	108.1
Unlisted investments(b)	27.2	30.3
Amounts contributed to environmental trust fund(c)	65.1	58.1
Equity investees(d)	—	—
Other investments	7.5	7.0
	396.9	203.5

(a)    Listed investments mainly consist of 26,164,098 shares in Western Areas Gold Mining Company Limited valued at $5.36 per share (2005: 4,212,137 shares at $3.02 per share), 21,208,020 shares in Sino Gold Limited valued at $3.36 per share (2005: 10,800,000 shares at $1.42 per share), 4,350,000 shares in Mvelaphanda Resources Limited valued at $4.31 per share (2005: 4 350,000 at $2.28 per share), Nil shares in Bolivar Gold Corporation (2005: 12,344,444 at $2.11 per share), 7,628,571 shares in Comaplex Minerals Corporation valued at $3.11 per share (2005: 7,628,571 at $2.11 per share), 19,849,861 shares in Avoca Resources Limited valued at $0.51 per share (2005: 19,849,861 at $0.24 per share) and 8,333,333 shares in Committee Bay resources Inc. valued at $0.51 per share (2005: 1,333,333 at $0.69 per share).

The fair value of listed investments at June 30, 2006 of $297.1 million (2005: $108.1 million) comprises a cost of $202.8 million (2005: $87.4 million) and a net unrealized gain of $94.3 million (2005: $20.7 million). The net unrealized gain comprises a gross unrealized gain of $99.9 million (2005: $34.1 million) partly offset by a gross unrealized loss of $5.6 million (2005: $13.4 million). The gross unrealized loss of $5.6 million (2005: $13.4 million) comprises 13 equity investments (2005: 17) in listed entities. None of the 13 equity investments have been in a continuous unrealized loss position for more than 12 months.

(b)   Unlisted investments comprise investments in various unlisted companies in South Africa for which a fair value is not readily determinable. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no other-than temporary decrease in the value of the investments has occurred. Unlisted investments mainly consist of preference shares in Mvelaphanda Resources Limited with a cost of $26.9 million (2005: $29.9 million). The company has estimated that the fair value of the Mvelaphanda preference shares are approximately $26.9 million.

(c)    The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term investments. The future realization of this asset is intended to fund environmental rehabilitation obligations of the Group’s South African mines. Whilst the asset is under the Company’s control, it is not available for the general purposes of the Company. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 14, “Provision for Environmental Rehabilitation”.

(d)   Equity in investee comprises the following:

		Ownership %		Market value
Investments	Description of business	2006	2005	2006	2005
				$’m	$’m
Rand Refinery Limited	Refining of gold bullion and by-products	33.1	33.1	—	—

The carrying value of the equity investment in Rand Refinery Limited (“Rand Refinery”) has been reduced to nil because Gold Fields’ share of the losses exceeds its carrying value in Rand Refinery. Gold Fields’ obligation to make good its share of the losses in the investee is limited to the carrying value of the investment.

Rand Refinery acts as a sale agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. During the years ended June 30, 2006, 2005 and 2004, the Company received dividends from Rand Refinery of $Nil million, $Nil million and $0.8 million, respectively. At June 30, 2006 an amount of $27.9 million was owing from Rand Refinery (2005: $35.1 million).

12    ACCOUNTS PAYABLE AND PROVISIONS

	2006	2005
	$’m	$’m
Trade payables	135.1	86.5
Accruals	95.2	82.0
Payroll and other compensation	26.2	22.2
Leave pay accrual	39.0	39.0
Financial instruments payable	2.8	6.3
Foreign levies payable	0.2	0.2
Other	1.4	5.7
	299.9	241.9

13    LONG—TERM LOANS

	2006	2005
	$’m	$’m
Secured
Mvelaphanda loan agreement(a)	578.8	650.6
Syndicated loan(b)	157.1	—
Unsecured
Industrial Development Corporation loan(c)	2.1	2.5
Total long-term loans	738.2	653.1
Industrial Development Corporation loan(c)	(0.3)	—
Total long-term loans	737.9	653.1

(a)    Mvelaphanda loan agreement

On March 17, 2004, Mvelaphanda Gold (Proprietary) Limited (“Mvela Gold”), a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of $591.3 million to GFI Mining South Africa (Pty) Limited (“GFIMSA”), (the “Mvela Loan”). The loan bears interest at a fixed rate of 10.57% nominal annual compounded semi-annually and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Holding Company (BVI) Limited (formerly Gold Fields Guernsey). Interest is payable semi-annually and the loan amount is repayable five years from the date of advance. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross revenue in the most recently ended financial year represents more than 5% of the consolidated gross revenue of Gold Fields and its subsidiaries, may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of any event of default, identified in the contract.

In terms of the facility agreement, Gold Fields must maintain a consolidated earnings before interest, tax and depreciation and amortization (“EBITDA”) to consolidated net finance charge ratio of at least 6 to 1, consolidated EBITDA to net debt service charge at least 3.5, consolidated net borrowings to consolidated EBITDA of at least 2 to 1 and a consolidated net tangible worth of at least $650.0 million

On the date the loan is repaid, Mvela Gold is obligated to use the entire proceeds of the loan repayment to subscribe for new shares in GFIMSA such that after the subscription it will own 15% of the enlarged equity of GFIMSA.

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

In connection with the Mvela loan, GFIMSA entered into two interest rate swaps, an amortizing and an accreting swap. The amortizing swap for $236.2 million and the accreting swap of $355.1 million reflect the profile of the Mvela loan and have been designated as a fair value hedge. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the loan from Mvelaphanda Gold (Proprietary) Limited and the floating rate payable is the three month Johannesburg Interbank Agreed Rate, or JIBAR rate plus a margin of 1.025%. On June 3, 2005, the interest rate swap was closed-out resulting in a gain of $36.2 million. Of the $36.2 million, $9.2 million was accounted for in the income statement as a gain on financial instruments in fiscal 2006 (2005:$0.8 million). The balance of $26.2 million will be accounted for in the income statement as a gain on financial instruments in the income statements of fiscal years 2007 to 2009.

In terms of the Subscription and Share Exchange Agreement, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Subscription and Share Exchange Agreement is 45,000,000 and 55,000,000 respectively. The maximum and minimum number of shares were out-of-the-money on June 30, 2006 and 2005.

	2006	2005
	$’m	$’m
Loan advanced	591.3	591.3
Fair value adjustment in relation to interest rate swap (2005: up to close-out of swap)	36.2	36.2
Amortization of fair value adjustment following close-out of interest rate swap	(10.0)	(0.8)
Translation	(38.7)	23.9
Fair value of loan at end of year	578.8	650.6

The fair value adjustment in relation to the interest rate swaps is calculated using cash flows over the remaining period of the debt discounted at the five year forward curve of the three month JIBAR rate plus a margin of 1.025%.

Long-term debt repayment schedule

The Mvela loan is repayable in full on March 17, 2009.

(b)   Syndicated loan

On March 3, 2006, Orogen Holdings (BVI) Limited, or Orogen, a wholly-owned subsidiary of Gold Fields, entered into a US$250.0 million syndicated loan term facility with lead lenders Barclays Bank Plc and JP Morgan Europe Limited. The purpose of the facility was to partly finance the acquisition of Bolivar Gold Corporation and to provide funding lines for general corporate purposes. Borrowings under the facility are guaranteed by Gold Fields, GFIMSA and Gold Fields Holdings Company (BVI) Limited. In terms of the facility agreement, Gold Fields must maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowings to consolidated EBITDA ratio of no more than 2.5 to 1. There are also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction.

On March 3, 2006, Orogen drew down US$158.0 million. The loan bears interest at three-month LIBOR plus a margin of 0.35 per cent and is repayable on March 3, 2009. In terms of the facility agreement, Gold Fields has the option to repay the loan in whole or part by giving 10 days’ prior notice. The loan may not, however, be repaid prior to March 3, 2007.

	2006	2005
	$’m	$’m
Loan advanced, net of transaction costs	157.1	—

(c)    Industrial Development Corporation loan

On May 28, 2004, Living Gold (Pty) Limited (“Living Gold”), a subsidiary of GFIMSA entered into an agreement with the Industrial Development Corporation of South Africa Limited (“IDC”) in terms of which the IDC agreed to provide a loan facility of R16.9 million ($2.5 million). On November 24, 2004, Living Gold drew down the full amount of the facility.

In terms of the loan agreement, interest accrues on the facility based on the First National Bank of Southern Africa Limited prime overdraft rate. The prime overdraft rate at June 30, 2006 was 11.0% (2005: 10.5%). The loan is repayable in 96 equal monthly instalments commencing July 1, 2006.

14    PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	2006	2005
	$’m	$’m
Asset retirement obligations
Balance at July 1	134.6	116.0
Acquisition of subsidiaries	3.4	(1.6)
Additions to liabilities	14.8	11.6
Liabilities settled	(3.5)	(1.6)
Accretion of liability	9.6	11.5
Foreign currency translation adjustment	(12.5)	(2.9)
Balance at June 30	146.4	134.6

The Company intends to finance the ultimate rehabilitation costs of the South African operations from the monies invested with the environmental trust fund, ongoing contributions, as well as the proceeds of the sale of assets and gold from plant clean-up at the time of mine closure. The Company will finance the ultimate rehabilitation costs of the non-South African operations from funds to be set aside for that purpose.

15    PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	2006	2005
	$’m	$’m
Accrued post-retirement health care costs	7.4	9.0

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.3 million in fiscal 2006 (2005: $0.4 million and 2004: $2.6 million). The obligation has been actuarially valued and the outstanding contributions will be funded over the lifetime of these pensioners and dependants. During fiscal 2005 approximately 21% of these pensioners and dependants were bought out of the scheme at a premium of 15%.

The following table sets forth the funded status and amounts recognized in the Company’s consolidated financial statements for the post-retirement health care costs:

	2006	2005
	$’m	$’m
Actuarial present value	7.4	9.0
Plan assets at fair value	—	—
Accumulated benefit obligation in excess of plan assets	7.4	9.0
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—
Post-retirement health care liability	7.4	9.0

The following is a reconciliation of the benefit obligation:

	2006	2005
	$’m	$’m
Benefit obligation at beginning of year	9.0	18.9
Service cost	0.7	0.5
Interest cost	—	1.2
Benefits paid	(0.3)	(0.4)
Benefits forfeited	(0.7)	(2.2)
Buy out of pensioners and dependants	—	(4.9)
Premium on buy out of pensioners and dependents	—	0.8
Release of cross subsidy liability following buy out	(0.5)	(4.5)
Foreign currency translation adjustment	(0.8)	(0.4)
Balance at end of year	7.4	9.0

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7% per annum (2005: 7%) and a discount rate of 9% per annum (2005: 9%).

The net periodic benefit cost is explained as follows:

	2006	2005	2004
	$’m	$’m	$’m
Service cost	0.7	0.5	1.3
Interest cost	—	1.2	1.7
Net periodic benefit cost	0.7	1.7	3.0

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for 2006 by $0.1million (2005: $0.2 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2006 would be an increase of $0.7million (2005: $0.9 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for 2006 by $0.1 million (2005: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2006 would be a decrease of $0.6 million (2005: $1.5 million).

16    EMPLOYEE BENEFIT PLANS

RETIREMENT BENEFITS:   The Gold Fields Limited Corporate Pension Fund, a defined benefit scheme, with 14 active members, transferred all pensioner members to a retirement scheme of their choice by June 30, 2005. The scheme was valued at intervals of not less than three years using the projected unit credit method. The last actuarial valuation was carried out at June 30, 2004 and showed the fund was under-funded by approximately $0.4 million, which was fully provided for. This was the only defined benefit scheme in the Group.

Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the Company’s defined contribution plans for the year amounted to $51.1 million (2005: $46.9 million and 2004: $38.7 million).

SHARE OPTION SCHEMES:   The Company currently maintains the Gold Fields Limited 2005 Share Plan and the Gold Fields Limited 2005 Non-Executive Share Plan. The Company also maintains prior stock plans (the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan), but no longer grants awards under these plans. The details of these Plans are discussed below.

The Gold Fields 2005 Limited Share Plan:   At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved the Gold Fields Limited 2005 Share Plan (the “2005 Plan”), and this plan is the new plan under which employees, including executive directors, will be compensated. A total of 24,564,711 ordinary shares is reserved for issuance under the 2005 Plan.

The 2005 Plan provides for two types of awards: performance vesting restricted shares (“PVRS”) and performance allocated share appreciation rights (“SARS”). The PVRS will only be released to participants three years after the date of the award of such shares, and the release is subject, in whole and in part, to Gold Fields meeting certain performance criteria set by the Board of Directors. The performance allocated share appreciation rights are similarly not available to participants until three years after their award. However, availability is not subject to Gold Fields’ performance. The size of the initial allocation of SARS is dependent on the performance of the participant at the time of allocation.

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of	Number of	Average price
	PVRS	SARS	Rand	$
Outstanding as of July 1, 2005	—	—	—	—
Granted during the year	420,500	1,000,150	125.28	19.58
Exercised and released	(99)	(437)	125.28	19.58
Forfeited	(6,701)	(20,463)	125.28	19.58
Outstanding as of June 30, 2006	413,700	979,250	125.28	19.58

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. None of the PVRS granted during the year were exercisable on June 30, 2006.

In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. None of the SARS were exercisable on June 30, 2006. The exercise price for SARS outstanding at June 30, 2006 was R125.28.

GF Management Incentive Scheme:   At the annual general meeting held on November 10, 1999 shareholders approved the adoption of the GF Management Incentive Scheme (“GF Management Scheme”) to replace the scheme (“Old Scheme”) in place prior to the down stream merger with Driefontein by the Company on June 1, 1999. As a result of introducing the GF Management Scheme consequent upon the composite transaction, participants transferred to the GF Management Scheme on terms no less favorable to them than those applicable to them in terms of the Old Scheme. The fair value of the awards granted to members of the Old Scheme was included in the determination of the purchase consideration as part of the composite transaction. The GF Management Scheme was introduced to provide an incentive for certain officers and employees of the Group to acquire shares in the Company. In terms of the GF Management Scheme’s rules, up to a maximum of 3% of the Company’s authorized issued ordinary shares, being 13,451,600 shares, was available to be offered to eligible Company employees. The exercise price of each ordinary share which is the subject of the option is the weighted average of the middle market price at which the ordinary shares traded on the JSE on the trading day immediately preceding the date on which the Board of Directors granted the options.

At the annual general meeting held on October 31, 2001, the shareholders approved an increase in the maximum number of shares to 5% of the Company’s issued ordinary shares, as at June 30, 2001 being 22,791,830 shares. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the options granted under the GF Management Scheme are as follows:

	Number of Share	Weighted Average option price
	options	Rand	$
Outstanding as of July 1, 2003	7,824,164	56.58	7.26
Granted during the year	2,910,900	88.25	14.01
Exercised and released	(1,300,977)	20.83	3.31
Forfeited	(740,248)	74.21	11.78
Outstanding as of June 30, 2004	8,693,839	63.52	10.08
Granted during the year	3,968,800	68.19	10.98
Exercised and released	(801,706)	26.74	4.31
Forfeited	(720,482)	77.78	12.52
Outstanding as of June 30, 2005	11,140,451	66.91	9.99
Granted during the year	360,500	102.30	15.98
Exercised and released	(3,530,497)	52.96	8.28
Forfeited	(1,021,894)	76.43	11.94
Outstanding as of June 30, 2006	6,948,560	75.81	10.20

In terms of the GF Management Scheme rules, options currently expire no later than seven years from the grant date and vest as follows. Upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. The options exercisable on June 30, 2006, 2005 and 2004 were 2,148,016, 3,839,551 and 3,376,816, respectively. The range of exercise prices for options outstanding at June 30, 2006 was R14.19 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

On May 23, 2005, the contract life of options granted to certain employees at prices between R13.55 and R14.19 was extended by one year. These options would have otherwise expired by June 25, 2005. The incremental cost of the modification to these options, calculated as the difference between the intrinsic value at modification date (May 23, 2005) and intrinsic value at grant date of $2.1 million, has been recognized in earnings as share-based compensation expense.

The following tables summarize information relating to the options outstanding under the GF Management Scheme as of June 30, 2006: (Tables are denominated in South African Rand where applicable).

			Outstanding options
			Number of	Contractual life	Weighted average Exercise price
Rand		$	Options	(in years)	Rand	$
Range of prices	13.55-14.19	1.85 - 1.91	800	0.43	14.19	1.91
	19.47-23.60	2.62 - 3.18	121 900	1.28	21.78	2.93
	25.67-29.45	3.45 - 3.96	230 048	0.51	25.95	3.49
	36.07-57.50	4.85 - 7.74	413 934	2.43	46.30	6.23
	57.51-73.29	7.74 - 9.86	2 661 100	5.75	65.36	8.80
	73.80-84.17	9.93 - 11.33	2 161 381	4.47	81.24	10.93
	84.59-119.90	11.33 - 16.14	1 056 097	4.65	96.93	13.05
	125.37-154.65	16.87 - 20.81	303 300	3.52	140.64	18.93
Total			6 948 560	4.64	75.81	10.20

				Exercisable options
				Weighted average	Weighted average
			Number of	exercise price	exercise price
Rand		$	options	Rand	$
Range of prices	13.55-14.19	1.85 - 1.91	800	14.19	1.91
	19.47-23.60	2.62 - 3.18	121 900	21.78	2.93
	25.67-29.45	3.45 - 3.96	230 048	25.95	3.49
	36.07-57.50	4.85 - 7.74	413 934	46.30	6.23
	57.51-73.29	7.74 - 9.86	49 800	61.70	8.30
	73.80-84.17	9.93 - 11.33	808 276	83.32	11.21
	84.59-119.90	11.33 - 16.14	306 924	97.11	13.07
	125.37-154.65	16.87 - 20.81	216 334	143.48	19.31
Total			2 148 016	74.05	9.97

These options will expire if not exercised at specific dates ranging from October 1, 2006 to February 20, 2013. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2006 and 2005 ranged from R69.80 to R163.00.

The Gold Fields Limited 2005 Non-Executive Director Share Plan:   At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved the Gold Fields Limited 2005 Non-Executive Share Plan (the “2005 Non-Executive Director Share Plan”), and this plan is the new plan under which non-executive directors will receive share awards in the form of restricted shares. Participants in the 2005 Non-Executive Director Share Plan will be non-executive directors of Gold Fields who are not members of the Remuneration Committee. The 2005 Non-Executive Share Plan provides for the release of restricted shares, up to a total of 24,564,711 ordinary shares (including shares which may be acquired by participants under any other share plan in force) awarded to the non-executive directors three years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 33,000 shares were authorized at Gold Fields’ annual general meeting on November 17, 2005.

Number of restricted shares
Outstanding as of July 1, 2005	—
Granted during the year	33,000
Exercised and released	—
Forfeited	—
Outstanding as of June 30, 2006	33,000

The GF Non-Executive Director Share Plan:   At the annual general meeting held on October 31, 2001, shareholders approved the adoption of the GF Non-Executive Director Share Plan (the “Plan”). The Plan was introduced to provide an incentive for non-executive directors of the Company to acquire shares in the Company. In terms of the Plan’s rules, up to a maximum of 0.5% of the Company’s authorized issued ordinary shares as at June 30, 2001, being 2,279,183 shares were available to be offered to non-executive directors.

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

Under the Plan, all options granted may only be exercised no less than twelve months and no more than five years after the date on which the option was accepted by the participant. Should a participant cease to hold office for any reason, he will be entitled within thirty days to exercise those share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. For the convenience of the reader, Rand amounts have been converted to U.S. dollars at the balance sheet rate as of June 30, 2006

The following table summarizes information relating to share options outstanding at June 30:

	Number of options	Weighted Average option price
	granted	Rand	$
Outstanding as of July 1, 2003	222,000	43.70	5.61
Granted during the year	100,000	88.38	14.12
Exercised and released	(19,000)	100.00	5.61
Outstanding as of June 30, 2004	303,000	69.69	8.95
Granted during the year	102,400	68.59	11.05
Exercised and released	—	—	—
Outstanding as of June 30, 2005	405,400	54.92	8.84
Granted during the year	—	—	—
Exercised and released	(221,000)	—	—
Outstanding as of June 30, 2006	184,400	82.66	11.13

The following tables summarize information relating to options outstanding under the Plan as of June 30, 2006. (Tables are denoted in South African Rand where applicable.)

			Outstanding options
			Number of	Contractual life	Weighted average Exercise price
Rand		$	options	(in years)	Rand	$
Range of prices	43.70-65.55	6.52-9.78	30,000	0.39	43.70	5.88
	65.56-88.37	9.79-13.19	42,400	3.66	68.59	9.23
	88.38-110.03	13.19-16.42	112,000	1.97	98.45	13.25
Total			184,400	2.10	82.66	11.13

			Outstanding options
			Number of	Contractual life	Weighted average Exercise price
Rand		$	options	(in years)	Rand	$
Range of prices	43.70-65.55	7.04-10.56	30,000	0.39	43.70	5.88
	65.56-88.37	10.56–14.23	42,400	3.66	68.59	9.23
	88.38-110.03	14.23-17.72	112,000	1.97	98.45	13.25
Total			184,400	2.10	82.66	11.13

These options will expire if not exercised at specific dates ranging from November 13, 2006 to November 18, 2010. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2006 and 2004 ranged from R68.95 to R154.00.

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

Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of receivables, accounts payable and cash and cash equivalents are a reasonable estimate of their fair values due to the short-term maturity of such instruments. The investments in the environmental trust fund approximate fair value, as the monies are invested in short-term maturity investments. Listed investments are carried at market value. Long-term loans, except for the Mvela loan which is at a fixed interest rate, approximate fair value as they are subject to market based floating rates. On June 30, 2006 and 2005, the Mvela loan was fair valued based on applicable market rates.

The estimated fair values of the Group’s financial instruments are:

	June 30, 2006		June 30, 2005
	Carrying value	Fair value	Carrying value	Fair value
	$’ m	$’ m	$’ m	$’ m
Financial assets
Cash and cash equivalents	217.7	217.7	503.7	503.7
Financial instruments	30.4	30.4	46.8	46.8
Receivables	148.7	148.7	119.9	119.9
Non-current investments	396.9	396.9	203.5	203.5
Financial liabilities
Long-term loans	737.9	762.9	653.1	702.0
Accounts payable and provisions	299.9	299.9	241.9	241.9
Interest payable	29.8	29.8	32.6	32.6

Derivative contracts as at June 30, 2006

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2006:

(a)   A$/$ currency contracts

	Call options
Various maturity dates in fiscal years ending	$m Notional	A$1=$ Strike price
June 30, 2007	75.0	0.7670

The mark-to-market value of these contracts amounted to a gain of $0.3 million at June 30, 2006, which value is based on the prevailing interest rates and volatility at the time.

(b)   $/ZAR currency contracts

	Forward sales
Maturity date	$m Notional	ZAR1 = $ Strike price
December 5, 2006	30.0	0.14637

The mark-to-market value of these contracts amounted to a loss of $2.7 million at June 30, 2006, which value is based on the prevailing interest rates and volatility at the time.

(c)   Mvela transaction—Right of Exchange

In terms of the Right of Exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and 55 million respectively. This right of exchange was out of the money on June 30, 2006 and 2005.

Derivative contracts as at June 30, 2005

Foreign currency and commodity contracts

The following tables summarize the foreign currency and commodity contracts held by the Company as at June 30, 2005:

(a)   A$/$ currency contracts

	Call options
Various maturity dates in fiscal years ending	$m Notional	A$1=$ Strike price
June 30, 2006	100.0	0.7670
June 30, 2007	75.0	0.7670
	175.0	0.7670

The mark-to-market value of these contracts amounted to a gain of $4.1 million at June 30, 2005, which value is based on the prevailing interest rates and volatility at the time.

(b)   $/ZAR currency contracts

	Forward sales
Maturity date	$m Notional	ZAR1 = $ Strike price
December 5, 2005	30.0	0.14409

The mark-to-market value of these contracts amounted to a loss of $0.6 million at June 30, 2005, which value is based on the prevailing interest rates and volatility at the time.

(c)   Commodity contract—International Petroleum Exchange (IPE) Gasoil options

	Forward sales
Maturity date	Liters	US$/liter
June 8, 2005	51,600	0.45000

The mark-to-market value of these contracts amounted to a gain of $1.9 million at June 30, 2005, which value is based on the prevailing interest rates and volatility at the time.

18    ADDITIONAL CASH FLOW INFORMATION

(a)   Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in net cash provided by operating activities:

			Years ended June 30,
			2006	2005	2004
			$ ‘m	$ ‘m	$ ‘m
		Interest paid	74.4	57.6	27.2
(b)		Non cash-items
		Excluded from the statements of cash flows are the following:
	(i)	For the year ended June 30, 2006
		The $67.6 million gain on market-to-market of listed investments
	(ii)	For the year ended June 30, 2005
		The $9.0 million gain on mark-to-market of listed investments.
	(iii)	For the year ended June 30, 2004
		The $17.4 million gain on mark-to-market of listed investments
(c)		Acquisitions of subsidiaries
	(i)	Acquisition of Bolivar Gold Corporation Inc.
		The following information reflects the cash flow impacts of the acquisition of Bolivar Gold Corporation Inc. See note 3(a).
		Total purchase consideration	328.6	—	—
		Exchange gain on funds held for acquisition of Bolivar	(8.1)	—	—
		Purchase of shares in prior years	(11.9)	—	—
		Long-term loans	72.4	—	—
		Net liabilities disposed of	381.0	—	—
		Cash and cash equivalents in subsidiary acquired	(5.9)	—	—
		Cash outflow on acquisition	375.1	—	—
		The $375.1 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.
	(ii)	Acquisition of Sociedad Minera La Cima SA
		The following information reflects the cash flow impacts of the acquisition of Sociedad Minera La Cima SA. See note 3 (b)
		Total purchase consideration	40.5	—	—
		Cash and cash equivalents in subsidiary acquired	—	—	—
		Cash outflow on acquisition	40.5	—	—
		The $40.5 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.
	(iii)	Minority shareholders’ interest in Arctic Platinum
		With effect from September 4, 2003, the Group acquired the minority shareholders’ interest in Artic Platinum.	—	—	31.7
		Minority shareholders’ interest	—	—	(8.7)
		Paid for by issue of share capital	—	—	23.0

19    COMMITMENTS

	2006	2005
	$’m	$’m
Capital expenditure
Authorized	665.2	454.6
Contracted for	254.3	23.8
Other guarantees	33.7	51.3

Guarantees consist of (a) $27.7 million (comprising a loan of $20.2 million and interest of $7.5 million) to the Public Investment Commissioners (PIC) with regard to the Mvela loan (b) $4.5 million to New Africa Mining Fund (“NAMF”) and (c) $1.5 million for numerous other obligations. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. The Group also provides environmental obligation guarantees with respect to its Ghanaian and Australian operations. These guarantees, amounting to $27.6 million at June 30, 2006, have not been included in the amount of guarantees of $33.7 million because they are fully provided for under the asset retirement obligation.

Under the PIC agreement, the Company has effectively guaranteed a loan of R150 million ($20.2 million) made by the PIC to certain lenders to Mvela, at an interest rate of 14.25%. Under the terms of the agreement, the PIC has the right to require the Company to assume all its rights and obligations under this loan together with its underlying security. The PIC is obliged to pay the Company a guarantee fee equal to 3.75% per annum on the date the loan is repaid.

Commitments will be funded from internal cash resources and borrowings as necessary.

20    CONTINGENT LIABILITIES

World Gold Council

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

Occupational health care services

The Group provides occupational health care services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Group is monitoring developments in this regard.

21    LINES OF CREDIT

The Group had unused lines of credit available amounting to $498.0 million (R3.7 billion) at June 30, 2006 (2005: $388.0 million).

22    RELATED PARTY TRANSACTIONS

Pro-Drilling & Milling (Pty) Limited

One of the Company’s executive committee members sits on the board of and owns 50% of Pro-Drilling & Mining (Pty) Limited (“Pro-Drilling”), a privately owned drilling company. Pro-Drilling provides diamond drilling and core recovery services at the Driefontein operation of GFIMSA pursuant to a contract which is valid until terminated by either party with one month’s written notice. The Company paid Pro-Drilling $0.6 million, $1.8 million and $0.3 million for the years ended June 30, 2006, 2005 and 2004 respectively.

Mvelaphanda Resources Limited

One of the Company’s non-executive directors at June 30, 2006, Tokyo Sexwale is the executive chairman of Mvelaphanda Resources Limited (“Mvela”). Mvela is a broad based black economic empowerment consortium.

On July 10, 2002, the Company announced that it had granted Mvela participation rights, varying between a minimum of 5% and a maximum of 15% in any new Gold Fields precious metals exploration projects in Africa, beginning March 1, 2002. In consideration for the transaction Mvela will issue the Company with options to subscribe in tranches for ordinary shares, consisting of one ordinary share and one unsecured debenture issued by Mvela, in Mvela at a 10% premium to the five day weighted average trading price on the JSE. Mvela initially issued the Company with options to subscribe for ordinary shares with a value of Rand 10 million ($1 million). As at June 30, 2006 Mvela had issued the Company options to subscribe for ordinary shares with a value of R55.4 million ($7.5 million), of which the Company is yet to subscribe for any Mvela ordinary shares.

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

Rand Refinery

Rand Refinery, in which the Company holds a 33.1% interest, has an agreement with the Company whereby it refines all the Company’s South African and Ghanaian operations gold production. The Company’s chief financial officer is currently a director of Rand Refinery and has held his directorship of Rand Refinery since July 10, 2000. The Company paid Rand Refinery $1.6 million, $2.6 million and $3.4 million in refining fees for the years ended June 30, 2006, 2005 and 2004, respectively. Refer to footnote 12—Non-current Investments for amounts owing by Rand Refinery to the Company as at June 30, 2006 and 2005, and the dividends received from Rand Refinery for the years ended June 30, 2006, 2005 and 2004 respectively.

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

Transactions with directors

During fiscal year ended June 30,2006, GFL Mining Services Limited, a subsidiary of Gold Fields Limited, acquired a vehicle from the Chief Executive Officer of the Company, Ian D Cockerill, for R420,000 ($65,625). The transaction was carried out at arms-length.

23    SUBSEQUENT EVENTS

Acquisition of South Deep

On September 11, 2006, Gold Fields entered into an agreement with Barrick Gold Corporation (“Barrick”) and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited (“BGSA’’), which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited (“Western Areas”), each hold an interest of 50%. The Barrick Gold—Western Areas Joint Venture owns the developing South Deep, located in the Witwatersrand basin near Johannesburg. At Gold Fields’ option, the total consideration can be paid in cash, or US$1.2 billion can be paid in cash with the remaining US$325 million payable through the issue to Barrick of such number of Gold Fields ordinary shares as is obtained by dividing the US$325 million consideration by the volume weighted average price of Gold Fields’ ADRs on the New York Stock Exchange for the five trading days preceding the closing of the transaction. Following receipt of the requisite approval from the competition authorities in South Africa on November 22, 2006, this transaction is scheduled to close on November 30, 2006.

In conjunction with Gold Fields’ acquisition of Barrick’s stake in the Barrick Gold—Western Areas Joint Venture and after consultation with the Board of Directors of Western Areas, Gold Fields undertook to make an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Western Areas’ principal asset is its 50% interest in South Deep. It also holds some mineral rights adjacent, or in close proximity, to South Deep and the hedge book described below. At the time it entered into the agreement with Barrick, Gold Fields owned 18% of the issued share capital of Western Areas and had entered into an agreement with JCI Limited (“JCI”) and certain of its subsidiaries regarding the acquisition of certain Western Areas shares owned by those subsidiaries, as described below. The Western Areas shares owned by JCI’s subsidiaries do not form part of the Offer. Under the Offer, which Gold Fields commenced on October 30, 2006, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares validly tendered into the Offer. This consideration is based on the amount payable by Gold Fields for BGSA’s 50% interest in South Deep, adjusted for the additional assets and liabilities of Western Areas. Gold Fields has not established a minimum acceptance threshold for the Offer and, accordingly, will be obligated to acquire any Western Areas shares validly tendered in the Offer. If Gold Fields acquires at least nine-tenths of the Western Areas shares that are the subject of the Offer, it may, pursuant to South African law, elect to compulsorily acquire the remaining Western Areas shares that are the subject of the Offer. Following receipt of the requisite approval from the competition authorities in South Africa on November 22, 2006, the Offer is now unconditional. The Offer will close on a date to be announced by Gold Fields.

In support of the Offer, Gold Fields, JCI, and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006, Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries (referred to herein as the JCI Transaction) in exchange for the issue to JCI of 9,450,000 Gold Fields shares (a ratio of 35 Gold Fields shares for every 100 Western Areas shares). This acquisition increased Gold Fields’ stake in Western Areas from 18% to 34.7%. JCI has agreed that it will hold the Gold Fields shares it received until the date upon which Western Areas shareholders are entitled to receive Gold Fields shares pursuant to the Offer. In addition, pursuant to the agreement, and with effect from November 14, 2006, the JCI subsidiaries granted Gold Fields call options and Gold Fields granted the JCI subsidiaries put options, subject to certain restrictions and conditions, in respect of the balance of a further 9.96 million Western Areas shares held by the JCI subsidiaries. In the case of both the put and the call options, the holder of the option is entitled to give notice to the granter of the option within 90 days after implementation of the JCI Transaction, which occurred on November 14, 2006, that it is considering exercising its option. The option must be exercised no more than 90 days from the date of the notice, although the JCI subsidiaries are not entitled to exercise their options during the first 60 days after giving the notice. Gold Fields gave notice of its intention of exercising its option on November 15, 2006. Should the call options be exercised by Gold Fields, Gold Fields’ interest in Western Areas would increase by 9.96 million shares to approximately 41% of the issued share capital of Western Areas. No option premiums are payable in respect of the call or put options. The agreement with JCI and its subsidiaries provides that, if at any time prior to the date that is three months after the effective date of the granting of the put and call options, Gold Fields acquires any Western Areas shares for consideration per Western Areas share greater than is payable to JCI or its subsidiaries under the agreement, Gold Fields must pay JCI and its subsidiaries the difference in respect of the Western Areas shares acquired from JCI and its subsidiaries.

In connection with the acquisition of BGSA and the proposed acquisition of Western Areas, GFIMSA entered into a US$1.8 billion credit facility with Citibank, N.A. London Branch, J.P. Morgan Plc, J.P. Morgan Europe Limited and other financial institutions, as set out in the agreement, on November 24, 2006.

In 2001, Western Areas entered into a long-dated derivative structure in respect of gold production from South Deep. The derivative structure, which is based on a series of bought and sold options on Western Areas’ share of South Deep’s gold production, took effect in the last quarter of 2001 and expires in mid-2014. According to Western Areas, it will have to deliver approximately 90% of its share of the gold production into the derivative structure for 2006 and, at current spot rates, approximately 58% in 2007. Western Areas also reported that as of September 30, 2006, the fair value of the instruments constituting the derivatives structure was US$(360,483,116), using a gold spot price of US$598.60 and an exchange rate of Rand 7.7643 per US$1.00. The premium payable for the options purchased by Western Areas as part of the derivative structure was US$250 million, payable at various pre-determined dates in the future. Western Areas reported that at September 30, 2006, the discounted value of the premium payable was US$139,630,503. Under the terms of the relevant options, a change of control of Western Areas without the consent of the option counterparties constitutes an event of default which may entitle the option counterparties to close out the positions. Therefore, if Gold Fields acquires control of Western Areas, the option counterparties could require Western Areas to immediately settle the outstanding options and pay the present value of the premium. In addition, Gold Fields understands that other circumstances may exist that would allow the option counterparties to close out the options. If the option counterparties elect to close out the options at a time when Western Areas is a subsidiary of Gold Fields, it could have an adverse effect on Gold Fields’ financial condition. Even if Western Areas is not required to immediately settle the outstanding options, it would receive only the option price for a significant portion of the production of South Deep and therefore Gold Fields would not benefit from any higher gold spot price.

24    GEOGRAHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented based on management’s reporting format. Management prepares its financial records in accordance  with International Financial Reporting Standards (“IFRS”) and reconciled IFRS information is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: the Driefontein division, the Kloof Division and the Free State Beatrix, in Ghana the Tarkwa and Damang mines, Australia and Venezuela. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

	Fiscal year ended June 30, 2006
	Driefontein South Africa	Kloof South Africa	Beatrix South Africa	Tarkwa Ghana	Damang Ghana	Australia	Choco 10 Venezuela	Corporate and other	Reconciling items	Group consolidated
Statement of operations
Revenue	599.9	479.3	312.9	373.0	123.1	377.0	16.8	—	—	2,282.0
Operating costs(1)	(424.1)	(399.3)	(252.3)	(211.7)	(77.6)	(236.3)	(8.8)	—	(57.4)	(1,667.5)
Gold inventory change(2)	—	—	—	5.1	(2.7)	6.4	0.4	—	(0.4)	8.8
Operating profit	175.8	80.0	60.6	166.4	42.8	147.1	8.4	—	(57.8)	623.3
Amortization and depreciation	(40.5)	(40.0)	(17.5)	(37.5)	(3.9)	(82.0)	(2.1)	(16.5)	(29.2)	(269.2)
Net operating profit/(loss)	135.3	40.0	43.1	128.9	38.9	65.1	6.3	(16.5)	(87.0)	354.1
Exploration expenditure	—	—	—	—	—	—	—	(38.7)	(0.6)	(39.3)
Other items as detailed in the statement of operations	(6.6)	(3.6)	(6.5)	0.7	0.9	1.4	—	10.6	(40.2)	(43.3)
Current taxation	(31.5)	—	—	(26.0)	(8.3)	(9.3)	(3.0)	(12.2)	—	(90.3)
Deferred taxation	(6.6)	(10.4)	(14.9)	(5.8)	(4.3)	(17.9)	—	3.4	49.5	(7.0)
Profit/(loss) after taxation	90.6	26.0	21.7	97.8	27.2	39.3	3.3	(53.4)	(78.3)	174.2

	Fiscal year ended June 30, 2006
	Driefontein	Kloof	Free State
	Division	Division	Beatrix
	South	South	South	Tarkwa	Damang			Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	Venezuela	and other	items	consolidated
Balance sheet
Total assets	472.9	363.9	144.1	387.8	84.5	635.4	111.4	1,904.1	(132.9)	3,971.2
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	173.2	152.5	80.3	53.1	17.9	77.1	22.3	242.2	449.9	1,268.5
Deferred tax liability/(asset)	150.2	132.9	(10.8)	81.7	7.5	52.8	—	272.9	34.6	721.8
Capital expenditure	38.9	32.5	37.1	46.8	25.6	71.0	5.3	34.0	(35.8)	255.4

(1)         Operating costs for management reporting purposes includes: Corporate expenditure—$21.9 million, Environmental rehabilitation—$8.6 million and Employment termination costs—$9.1 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.

(2)         Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

	Fiscal year ended June 30, 2005
	Driefontein	Kloof	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Statement of operations
Revenue	489.7	436.4	264.5	287.5	104.3	310.7	—	—	1,893.1
Operating costs(1)	(400.4)	(409.5)	(262.6)	(159.5)	(66.4)	(231.7)	—	(22.0)	(1,552.1)
Gold inventory change(2)	—	—	—	1.2	(2.3)	6.2	—	2.5	7.6
Operating profit	89.3	26.9	1.9	129.2	35.6	85.2	—	(19.5)	348.6
Amortization and depreciation	(39.5)	(55.4)	(14.1)	(38.0)	(5.7)	(74.0)	(16.8)	(31.0)	(274.5)
Net operating profit/(loss)	49.8	(28.5)	(12.2)	91.2	29.9	11.2	(16.8)	(50.5)	74.1
Exploration expenditure	—	—	—	—	—	—	(31.8)	(14.2)	(46.0)
Impairment of assets	(2.0)	(1.8)	(9.7)	—	—	(9.8)	(18.7)	(191.1)	(233.1)
Other items as detailed in the statement of operations	5.0	5.0	(1.1)	2.2	0.9	3.0	0.2	(95.8)	(80.6)
Current taxation	(6.4)	—	5.9	(10.3)	(8.9)	(7.8)	(14.7)	—	(42.2)
Deferred taxation	0.3	15.6	(7.0)	(14.3)	(3.1)	27.8	6.6	116.7	142.6
Profit/(loss) after taxation	46.7	(9.7)	(24.1)	68.8	18.8	24.4	(75.2)	(234.9)	(185.2)

	Fiscal year ended June 30, 2005
	Driefontein	Kloof	Free State
	Division	Division	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Balance sheet
Total assets	485.0	457.4	172.9	310.8	76.1	607.5	1,472.1	11.1	3,592.9
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	139.6	170.9	111.7	36.7	16.0	84.3	69.8	460.2	1,089.2
Deferred tax liability/(asset)	160.3	137.4	(26.2)	75.9	3.3	37.1	97.2	111.2	596.2
Capital expenditure	29.6	37.1	35.7	75.6	10.6	135.6	24.2	(30.7)	317.7

(1)         Operating costs for management reporting purposes: Corporate expenditure—$22.5 million, Environmental rehabilitation—$11.5 million and Employment termination costs—$13.7 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.

(2)         Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

	Fiscal year ended June 30, 2004
	Driefontein	Kloof	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Statement of operations
Revenue	440.4	400.9	241.4	213.2	120.0	290.3	—	—	1,706.2
Operating costs(1)	(370.8)	(367.8)	(229.9)	(126.6)	(66.7)	(202.1)	—	(20.9)	(1,384.8)
Gold inventory change(2)	—	—	—	—	(0.2)	(6.6)	—	(0.3)	(7.1)
Operating profit	69.6	33.1	11.5	86.6	53.1	81.6	—	(21.2)	314.3
Amortization and depreciation	(33.8)	(36.0)	(12.3)	(14.6)	(8.1)	(60.1)	(14.3)	(19.4)	(198.6)
Net operating profit/(loss)	35.8	(2.9)	(0.8)	72.0	45.0	21.5	(14.3)	(40.6)	115.7
Exploration expenditure	—	—	—	—	—	—	(28.5)	(11.4)	(39.9)
Impairment—Beatrix Shaft No. 4	—	—	(61.8)	—	—	—	—	(10.9)	(72.7)
Other items as detailed in the statement of operations	16.3	(8.8)	(8.6)	0.8	—	43.9	32.4	3.8	79.8
Current taxation	(2.1)	(0.7)	(0.7)	(8.1)	(4.7)	(7.1)	(6.5)	—	(29.9)
Deferred taxation	13.3	13.2	20.5	(21.3)	(5.6)	(14.1)	15.2	(3.1)	18.1
Profit/(loss) after taxation	63.3	0.8	(51.4)	43.4	34.7	44.2	(1.7)	(62.2)	71.1

	Fiscal year ended June 30, 2004
	Driefontein	Kloof	Free State
	Division	Division	Beatrix
	South	South	South	Tarkwa	Damang		Corporate	Reconciling	Group
	Africa	Africa	Africa	Ghana	Ghana	Australia	and other	items	consolidated
Balance sheet
Total assets	502.4	519.7	207.6	245.0	79.0	502.8	1,626.6	288.6	3,971.7
Total liabilities (excluding deferred taxation and minority shareholders’ interest)	173.6	190.1	125.8	36.1	15.7	82.8	51.4	407.4	1,082.9
Deferred tax liability/(asset)	170.8	161.6	(34.8)	61.6	0.2	59.7	110.4	239.5	769.0
Capital expenditure	34.5	49.9	42.8	136.7	3.2	127.0	23.3	(39.5)	377.9

(1)         Operating costs for management reporting purposes includes: Corporate expenditure—$20.3 million, Environmental rehabilitation—$8.4 million and Employment termination costs—$10.5 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.

(2)         Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

The following provides a breakdown of the reconciling items for each line item presented.

	2006	2005	2004
	$’m	$’m	$’m
Operating costs
On-mine exploration(k)	(8.2)	(9.3)	(14.6)
Provision for rehabilitation(m)	(1.0)	(1.3)	—
Ghana cut backs(j)	(26.8)	—	—
Deferred stripping(p)	(21.4)	(11.4)	(6.3)
	(57.4)	(22.0)	(20.9)
Gold inventory
Inventory(r)	(0.4)	2.5	(0.3)
	(0.4)	2.5	(0.3)
Amortization and depreciation
Business combination—formation of Original Gold Fields(a)	(22.3)	(27.0)	(20.3)
Business combination—formation of Gold Fields(b)	(3.9)	(4.0)	(3.6)
Business combination—purchase of St. Ives and Agnew(c)	1.9	2.3	2.6
Business combination—purchase of Abosso(d)	0.4	1.0	0.4
Amortization of reserves(h)(r)(p)	(13.0)	(3.1)	(3.3)
Ghana cut-backs(j)	0.2	—	—
Amortization—inclusion of future costs(i)	6.5	(0.2)	6.3
Provision for rehabilitation(m)	1.0	—	(1.5)
	(29.2)	(31.0)	(19.4)
Exploration expenditure
Exploration costs(k)	(0.6)	(14.2)	(11.4)
	(0.6)	(14.2)	(11.4)
Impairment
Impairment of assets(g)	—	(191.1)	(10.9)
	—	(191.1)	(10.9)
Other items as detailed in the statement of operations
Post-retirement medical benefits(o)	(0.1)	4.0	4.5
Share-based compensation(l)	(0.9)	(2.1)	—
Investments in affiliates(n)	(0.1)	1.4	—
Write-down of investments(q)	—	(7.7)	—
Mvelaphanda transaction—interest paid(t)	(47.4)	(43.2)	(12.4)
Mvelaphanda transaction—debt issuance costs(t)	(0.9)	0.8
Mvelaphanda transaction—fair value hedge accounting(t)	—	—	11.7
Mvelaphanda transaction—profit on close out of hedge(t)	9.2	(49.0)	—
	(40.2)	(95.8)	3.8
Total liabilities excluding deferred income and mining taxes, minority interests and shareholders’ interests
Provision for rehabilitation(m)	1.1	(0.6)	2.4
Post-retirement medical benefits(o)	5.0	5.4	9.7
Mvelaphanda transaction—debt issuance cost(t)	4.3	4.8	5.1
Mvelaphanda transaction—fair value hedge accounting(t)	21.7	32.8	(11.0)
Mvelaphanda transaction—classification of instrument(t)	330.3	366.2	389.5
Mvelaphanda transaction—interest paid(t)	87.5	51.6	11.7
	449.9	460.2	407.4
Total assets
Business combination—formation of Original Gold Fields(a)	6.0	27.1	55.9

Business combination—formation of Gold Fields(b)	52.7	61.9	69.8
Business combination—purchase of St. Ives and Agnew(c)	(6.2)	(8.7)	(11.5)
Business combination—purchase of Abosso(d)	(2.0)	(2.4)	(0.6)
Business combination—purchase of Bolivar(e)	(52.0)	—	—
Business combination—acquired tax losses(f)	—	—	(10.5)
Mvelaphanda transaction—debt issuance costs(t)	2.4	3.6	5.1
Ghana cut-backs(j)	(26.6)	—	—
Impairment of assets(g)	124.3	137.8	345.2
Amortization of reserves(h)	(55.2)	(44.8)	(38.5)
Amortization—inclusion of future costs(i)	14.6	8.7	8.1
Exploration costs(k)	(104.8)	(101.8)	(78.2)
Provision for rehabilitation(m)	(6.5)	(8.9)	(11.8)
Investments in affiliates(n)	(2.6)	(2.8)	—
Deferred stripping(p)(h)(i)(j)	(41.7)	(21.9)	(9.2)
Inventory(r)	1.8	2.3	0.3
Impairment of Agnew(s)	(37.1)	(39.0)	(35.5)
	(132.9)	11.1	288.6

Notes to the reconciliation of segment information to the historical financial statements

(a)    Business combination—formation of Original Gold Fields

For management reporting purposes, the formation of Original Gold Fields was accounted for as a uniting-of-interests. Under US GAAP, the Company accounted for the assets and liabilities acquired from Gold Fields of South Africa Limited at historical cost, and the assets and liabilities acquired from Gencor and outside shareholders as a purchase.

(b)   Business combination—formation of Gold Fields

For management reporting purposes, the difference between the purchase price and net asset value of acquired assets that arose on this transaction was set-off against shareholders’ equity. Under US GAAP, the excess purchase price was capitalized to property, plant and equipment and is being amortized over its useful life.

(c)    Business combination—purchase of St. Ives and Agnew

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under US GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

(d)   Business combination—purchase of Abosso

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under US GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

(e)    Business combination—purchase of Bolivar

For management reporting purposes, the entire interest acquired in Bolivar was fair valued upon gaining a controlling interest. Under US GAAP, only the additional interest acquired was fair valued.

(f)    Business combination—acquired tax losses

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

(g)    Impairment of assets

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

(h)   Amortization of reserves

For management reporting purposes, a portion of ore resources at the Australian operations, based on the philosophy of “endowment”, is used for calculating depreciation and amortization. Under US GAAP, depreciation and amortization is calculated based upon existing proven and probable reserves.

(i)    Amortization—inclusion of future costs

For management reporting purposes, future mine development costs are included in mining assets in calculating depreciation and amortization. Under US GAAP, future development costs are not included in the calculation of depreciation and amortization.

(j)     Ghana cut-backs

For management reporting purposes, waste laybacks at surface operations are capitalized as mine development costs. Under U.S. GAAP, once the production phase of a mine has commenced, waste laybacks are considered variable production costs that should be included as a component of inventory to be recognized in ‘Production costs exclusive of depreciation and amortization’ in the same period as the revenue from the sale of inventory. As a result, capitalization of waste laybacks is appropriate only to the extent product inventory exists at the end of a reporting period.

(k)   Exploration costs

For management reporting purposes, exploration costs are capitalized from the date the drilling program confirms sufficient evidence of mineralization to proceed with a feasibility study. Under US GAAP, exploration costs are capitalized from the date a bankable feasibility study is completed.

(l)    Share-based compensation

For management reporting purposes, share-based compensation expense is recognized on a fair value basis for all grants subsequent to November 7, 2002 but that were unvested on July 1, 2005. Under US GAAP, subsequent to June 30, 2005 the company recognized share-based compensation expense for the fair value of options granted subsequent to June 30, 2005. Prior to July 1,2005, the Company recognized share-based compensation expense based upon the difference between the option grant price and the market price at the date of grant or modification.

(m)  Provision for rehabilitation

(i)    Amortization of rehabilitation asset

The rehabilitation asset’s carrying value for management reporting purposes is different to that under US GAAP, which results in a different amortization charge.

(ii)   Revisions to the asset retirement obligation

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

(n)   Investments in affiliates

For management reporting purposes an equity investment exceeding a 20% shareholding was treated as an available-for-sale investment prior to fiscal 2003. Under US GAAP this investment was accounted for under the equity method since acquisition.

(o)   Post-retirement medical benefits

For management reporting purposes, only the employer’s contribution liability is accounted for. Under US GAAP, the liability includes certain employees’ cross subsidy liabilities.

(p)   Deferred stripping

For management reporting purposes, the Company defers the waste stripping costs in excess of the expected average pitlife stripping ratio. Under US GAAP waste stripping costs are considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory.

(q)   Write-down of investments

Under US GAAP, were the fair value of available for sale investments are lower than their original cost for a continuous period of longer than 12 months, the unrealized loss is recognized in the consolidated statements of operations. For management reporting purposes, the unrealized losses on these investments have remained in other comprehensive income.

(r)    Inventory

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

(s)    Impairment of Agnew

For management reporting purposes, the Agnew mine was not determined to be impaired in fiscal 2003. Under US GAAP, the Agnew mine was determined to be impaired and an impairment charge was recognized.

(t)    Mvelaphanda transaction

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

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

We have audited the consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended June 30, 2006 and have issued our report thereon dated November 24, 2006, included elsewhere in this Annual Report on Form 20-F. Our audits also included the financial statement schedule listed in Item 18 of this Annual Report on Form 20-F. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express as opinion on the financial statement schedule.

In our opinion, the financial statement schedule present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Inc
Johannesburg, Republic of South Africa
November 24, 2006

S-1

Schedule 1—Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Foreign currency translation adjustment	Deduction	Balance at end of period
Year ended June 30, 2006
Valuation allowance	36.2	4.7	2.5	—	43.4
Year ended June 30, 2005
Valuation allowance	37.0	1.4	(2.2)	—	36.2
Year ended June 30, 2004
Valuation allowance	34.2	—	2.8	—	37.0

S-2

Exhibits

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1(†)	Memorandum of Association of Gold Fields
1.2(†)	Articles of Association of Gold Fields
2.1(†)	Memorandum of Association of Gold Fields (included in Exhibit 1.1)
2.2(†)	Articles of Association of Gold Fields (included in Exhibit 1.2)
2.3(††)

Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002

2.4(††)	Form of American Depositary Receipt (included in Exhibit 2.3)
2.5(†)	Excerpts of relevant provisions of the South African Companies Act
2.6(†)	Excerpts of relevant provisions of the JSE Limited listing requirements
4.1(†)	The GF Non-Executive Director Share Plan, adopted October 31, 2001
4.2(†)	The GF Management Incentive Scheme, adopted November 10, 1999
4.3(††††)	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002
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

4.19(††††)	Addendum to GFI-SA Loan Agreement among Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey Limited and GFI-SA, dated February 13, 2004
4.20(††††)	PIC Put Option Agreement between Public Investment Corporation, GFL Mining Services Limited and Gold Fields Limited dated February 13, 2004
4.21(††††)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated November 17, 2004
4.22(††††)

Second Addendum to GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited (acting through its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited, and Gold Fields Guernsey Limited, dated November 17, 2004

4.23(†††††)	The Gold Fields Limited and Bolivar Gold Corporation Arrangement Agreement, dated December 1, 2005
4.24(†††††)	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005
4.25(†††††)	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005
4.26	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated July 17, 2006
4.27

Acquisition and Framework Agreement between North American Palladium Limited, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy, dated March 24, 2006, as amended on May 12, 2006

4.28	Service Agreement between Gold Fields Arctic Platinum Oy, North American Palladium Limited and North American Palladium Arctic Services Oy, dated March 24, 2006
4.29

US$250,000,000 Facility Agreement between Orogen Holding (BVI) Limited, Gold Fields Limited, GFI Mining South Africa (Proprietary) Limited, Gold Fields Holdings Company (BVI) Limited, Barclays Capital, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated March 3, 2006

4.30	Share Purchase Agreement between PDG Aureate Limited, Barrick Gold Corporation and Gold Fields Limited, dated September 11, 2006

4.31	Agreement between Gold Fields Limited, JCI Limited, JCI Investment Finance (Proprietary) Limited and JCI Gold Limited, dated September 11, 2006
4.32

US$150,000,000 Facility Agreement between Gold Fields La Cima S.A., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A and Financial Institutions (as defined in the Facility), dated November 14, 2006

4.33

US$1,800,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, The Subsidiaries (as defined in the Facility), Citibank, N.A. London Branch, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated November 24, 2006

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

(†††††) Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005.