Form 20-F/A
period 2006-06-30
GOLD FIELDS LTD
filed 2007-10-24
CIK 1172724

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 24, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

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
 None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Yes ☐ No ☐

EXPLANATORY NOTE

 Gold Fields Limited is filing this amendment on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended June 30, 2006, which was originally filed with the Securities and Exchange Commission on November 24, 2006, to amend Risk Factors, Items 4, 5 and 19 and the Financial Pages, which are amended by replacing Risk Factors, these Items and the Financial Pages in their entirety. Risk Factors, these Items and the Financial Pages are amended in order to:

  •
  Revise "Risk Factors — Gold Fields' reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves" to conform to the changes made to the presentation of Gold Fields' reserves in Item 4;

  •
  Revise "Reserves of Gold Fields as of December 31, 2005" in Item 4 to update Gold Fields' reserve information through the fiscal year end of June 30, 2006 and to expand the disclosure of estimation procedures for the proven, probable above infrastructure and probable below infrastructure categories of reserves at the underground operations of Gold Fields' South African mines;

  •
  Revise the presentation of the proven and probable reserves above current infrastructure and for the life of mine for each operation; to conform to the changes made to the presentation of Gold Fields' reserve in Item 4;

  •
  Include in the "Glossary of Mining Terms" in Item 4 certain additional terms used in the amended description of reserve estimation procedures;

  •
  Revise "Overview — General" in Item 5 to conform to the changes made to the presentation of Gold Fields' reserves in Item 4;

  •
  Clarify in "Capitalization of Costs Relating to Ore Reserve Development at the South Africa Operations" in Item 5 why Gold Fields believes that its new principle relating to underground development costs to be adopted in its Annual Report for the fiscal year ending June 30, 2007 is preferable;

  •
  Revise "Critical Accounting Policies and Estimates—Amortization of Mining Assets" in Item 5 to clarify when changes expected to have a material impact on depreciation, depletion and amortization of mining assets, or DD&A, and reserves are incorporated in DD&A calculations;

  •
  Revise "Results of Operations — Years Ended June 30, 2006 and 2005 — Depreciation and Amortization" in Item 5 to clarify the impact on the amortization charge of changes in the timing of Gold Fields' reserve determinations;

  •
  Revise Item 19 to include the certifications of the Chief Executive Officer and the Chief Financial Officer in connection with this Amendment;

  •
  Reclassify write down and profit on disposal of operating assets in the "Consolidated Statements of Operations" on page F-2;

  •
  Expand the disclosure in the "Consolidated Statements of Changes in Shareholders' Equity" on pages F-4 and F-5 to include the accumulated balances for each classification within accumulated other comprehensive loss;

  •
  Revise the accounting policy regarding amortization and depreciation of mining assets in Note 2, Significant Accounting Policies, on page F-9 to clarify when changes expected to have a material impact on DD&A and reserves are incorporated in DD&A calculations;

  •
  Revise the accounting policies for property, plant and equipment in Note 2, Significant Accounting Policies, on pages F-10 and F-11 to clarify the extent to which Gold Fields capitalizes costs of upgrading resources from one category to another and converting resources

i

    to proven and probable reserves when these resources are adjacent to but not within proven and probable reserves; and

  •
  Indicate in Long Term Loans on page F-29 that Gold Fields was in compliance with all of its debt covenant ratios and restrictions as of June 30, 2006.

 This Form 20-F/A consists of a cover page, this explanatory note, the answers (as amended) to Risk Factors, Items 4, 5 and 19 and the Financial Pages of the Form 20-F, the signature page and the required certifications of the principal executive officer and the principal financial officer of Gold Fields Limited. While the answers (as amended) to Risk Factors, Items 4, 5 and 19 and the Financial Pages of the Form 20-F have been reproduced in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, no changes have been made to such answers except as specifically described above.

 Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

ii

RISK FACTORS

 In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on Gold Fields' business, financial condition or results of operations, resulting in a decline in the trading price of Gold Fields' ordinary shares or ADSs. The risks set forth below comprise all material risks currently known to Gold Fields. However, there may be additional risks that Gold Fields does not currently know of or that Gold Fields currently deems immaterial based on the information available to it. These factors should be considered carefully, together with the information and financial data set forth in this document.

Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields' operations and the cash flows generated by those operations.

 Substantially all of Gold Fields' revenues are derived from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Gold Fields has no control, including:

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

 While the aggregate effect of these factors is impossible for Gold Fields to predict, if gold prices should fall below Gold Fields' cost of production and remain at such levels for any sustained period, Gold Fields may experience losses and may be forced to curtail or suspend some or all of its operations and/or reduce capital expenditure. In addition, Gold Fields might not be able to recover any losses it may incur during that period.

Because Gold Fields does not use commodity or derivative instruments to protect against low gold prices with respect to its production, Gold Fields is exposed to the impact of any significant drop in the gold price.

 Unlike many other gold producers, as a general rule Gold Fields sells its gold production at market prices. Gold Fields generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. In general, hedging reduces the risk of exposure to volatility in the gold price. Hedging also enables a gold producer to fix a future price for hedged gold that generally is higher than the then current spot price. To the extent that it does not generally use commodity or derivative instruments, Gold Fields will not be protected against decreases in the gold price, and if the gold price decreases significantly, Gold Fields runs the risk of reduced revenues in respect of gold production that is not hedged. See "Quantitative and Qualitative Disclosures About Market Risk."

Gold Fields' reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.

 The ore reserves stated in this annual report represent the amount of gold that Gold Fields calculated, as of June 30, 2006, could be mined, processed and sold at prices sufficient to recover Gold Fields' estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are estimates based on assumptions regarding, among other things, Gold Fields' costs, expenditures, prices and exchange rates, many of which are beyond Gold Fields' control. In the event that Gold Fields revises any of these assumptions in an adverse manner, Gold Fields may need to revise its ore reserves downwards. In particular, if Gold Fields' production costs or capital expenditures increase, if gold prices decrease or if the Rand, Australian dollar or Bolivar strengthens against the U.S. dollar, a portion of Gold Fields' ore reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves. Gold Fields' reported attributable gold ore reserves were 62.8 million ounces for fiscal 2005 as compared to 61.8 million ounces as of June 30, 2006. See "Information on the Company—Reserves of Gold Fields as of June 30, 2006."

To the extent that Gold Fields seeks to expand through acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations.

 In order to expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing companies or assets. Gold Fields' success at making any acquisitions will depend on a number of factors, including, but not limited to:

  •
  negotiating acceptable terms with the seller of the business to be acquired;

  •
  obtaining approval from regulatory authorities in South Africa and the jurisdiction of the business to be acquired;

  •
  assimilating the operations of an acquired business in a timely and efficient manner;

  •
  maintaining Gold Fields' financial and strategic focus while integrating the acquired business;

  •
  implementing uniform standards, controls, procedures and policies at the acquired business; and

  •
  to the extent that Gold Fields makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

 Any problems experienced by Gold Fields in connection with an acquisition as a result of one or more of these factors could have a material adverse effect on Gold Fields' business, operating results and financial condition.

To the extent that Gold Fields seeks to expand through its exploration program, it may experience problems associated with mineral exploration or developing mining projects.

 In order to expand its operations and reserve base, Gold Fields may rely on its exploration program for gold and platinum group metals and its ability to develop mining projects. Exploration for gold and other precious metals is speculative in nature, involves many risks and frequently is unsuccessful. Any exploration program entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields' exploration efforts may not result in the discovery of gold or platinum group metal mineralization and any mineralization discovered may not result in an increase of Gold Fields' reserves. If orebodies are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Gold Fields' exploration program may not result in the replacement of current production with new reserves or result in any new commercial mining operations. Also, to the extent Gold Fields participates in the development of a project through a joint venture, there could be disagreements or divergent interests or goals among the joint venture parties which could jeopardize the success of the project.

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

 The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with Gold Fields' underground mining operations include:

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

 Hazards associated with Gold Fields' open pit mining operations include:

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

 Hazards associated with Gold Fields' rock dump and production stockpile mining and tailings disposal include:

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

Gold Fields' insurance coverage may prove inadequate to satisfy potential claims.

 Gold Fields may become subject to liability for pollution, occupational illnesses or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. Gold Fields' existing property and liability insurance contains exclusions and limitations on coverage. In fiscal 2003, in an effort to reduce costs, Gold Fields changed from business interruption insurance cover based on gross profit to cover based on fixed operating costs or standing charges only. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Gold Fields' insurance coverage may not cover the extent of claims against Gold Fields, including, but not limited to, claims for environmental or industrial accidents, occupational illnesses or pollution.

Because most of Gold Fields' production costs are in Rand, Australian dollars and Bolivars, while gold is generally sold in U.S. dollars, Gold Fields' operating results or financial condition could be materially harmed by an appreciation in the value of the Rand, Australian dollar or Bolivar.

 Gold is sold throughout the world principally in U.S. dollars, but Gold Fields' operating costs are incurred principally in Rand and Australian dollars. As a result, any significant and sustained appreciation of either of these currencies against the U.S. dollar may materially increase Gold Fields' costs in U.S. dollar terms.

 The Rand and the Australian dollar each appreciated against the U.S. dollar during calendar years 2002, 2003 and 2004, with the Rand appreciating by approximately 28.5%, 22.2% and 15.6% in 2002, 2003 and 2004. In 2005, the Rand depreciated by 12.1% against the U.S. dollar. The Australian dollar appreciated by approximately 9.8%, 24.5% and 3.7% in 2002, 2003 and 2004, respectively, and depreciated by 6.2% against the U.S. dollar in 2005. More recently, the Rand has depreciated against the U.S. dollar and may continue to depreciate but the Australian dollar has experienced a period of appreciation against the U.S. dollar. From January 1, 2006 until October 31, 2006, the Rand depreciated by 16.4%, and the Australian dollar appreciated by 4.6%, against the U.S. dollar(1). Although the Bolivar foreign exchange rate is currently fixed by the Venezuelan government and has been stable since March 2005 at VEB 2,150 to $1.00, historically the Bolivar usually devalues against the U.S. dollar. An appreciation trend for either the Rand, Australian dollar or Bolivar could have a material adverse effect on Gold Fields' operating results or financial condition, as the appreciation would result in an increase to Gold Fields' costs in U.S. dollar terms. See "Quantitative and Qualitative

Disclosures About Market Risk—Foreign Currency Sensitivity" and "Operating and Financial Review and Prospects—Venezuela—Exchange Rates."

(1)
Source for ZAR/USD and AUD/USD: Datastream

Economic or political instability in the countries or regions where Gold Fields' operates may have an adverse effect on Gold Fields' operations and profits.

 Gold Fields has significant operations in South Africa, Ghana, Australia and Venezuela, and a significant development project in Peru. As a result, changes or instability to the economic or political environment in any of these countries or in neighboring countries could affect an investment in Gold Fields.

 Several of these countries have, or have had in the recent past, high levels of inflation. Continued or increased inflation in any of the countries where it operates could increase the prices Gold Fields pays for products and services, including wages for its employees, which if not offset by increased gold prices or currency devaluations could have a material adverse effect on Gold Fields' financial condition and results of operations.

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

 In Venezuela, the rate of economic growth, the level of tax revenue, government spending and government borrowing and the supply of foreign currency are materially affected by oil prices and general conditions in the international petroleum markets, because of the dominance of the petroleum industry. Thus, a future downturn in the international petroleum market may have a material adverse effect on the Venezuelan economy which could, in turn, have a material adverse effect on Gold Fields' financial condition and results of operations.

 Large parts of the South African population do not have access to adequate education, healthcare, housing and other services, including water and electricity. Although the South African government has implemented laws aimed at alleviating and redressing the disadvantages suffered by citizens under previous governments and Gold Fields believes it is in compliance with its obligations under them and intends to remain so, in the future the South African government may implement new laws and policies, which in turn may have an adverse impact on Gold Fields' operations and profits. In recent years, South Africa has experienced high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Gold Fields may have difficulties attracting and retaining qualified employees.

 There has been regional political and economic instability in the countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Gold Fields' ability to manage and operate its South African operations.

 Ghana has had periods of political instability and may be subject to instability again in the future. Since the present government came into power in 2000, it has passed legislation imposing a tax and import duty which has affected the mining industry. The Ghana Chamber of Mines, of which Gold Fields Ghana Limited and Abosso Goldfields Limited, subsidiaries of Gold Fields, are members, has expressed its concern to the government that these legislative measures have eroded the competitiveness of the fiscal regime affecting mining companies in Ghana. The current government or a future government might adopt additional changes to policies in the future, which could: (1) modify the regulatory or fiscal regime governing mining companies in Ghana, such as increasing the proportion of foreign currency earnings that mining companies are required to repatriate to Ghana or (2) otherwise make investments or foreign-owned operations in Ghana less attractive. Any departure from current policies by the government of Ghana could have a material adverse effect on Gold Fields'

business, operating results and financial condition. See "Operating and Financial Review and Prospects—Income and Mining Taxes—Ghana."

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

 Venezuela's political instability has had serious effects on the performance of its economy, with a sharp drop in investment and a general recession in 2002. The work stoppage adversely affected PDVSA's ability to make royalty and tax payments to the Venezuelan government, which severely affected the government's public finances as the petroleum industry is central to and dominates the Venezuelan economy. The next presidential elections are scheduled for December 3, 2006, and the political and economic impact of these elections is uncertain. There can be no assurance that there will not be further economic or political instability in Venezuela, as a consequence of the election results or otherwise. Economic or political instability in Venezuela could have a material adverse effect on Gold Fields' financial condition and results of operations.

 Presidential elections were held in Peru in June 2006. The losing candidate has indicated that he will not cooperate with the new administration and that he and his supporters will continue to oppose the policies of the government. It is not clear what form this opposition may take, but any protests against the government could lead to public strikes, demonstrations and civil disobedience, which could have a material adverse effect on the Peruvian economy and cause material disruption to Gold Fields activities in Peru. In addition, there has been local opposition to mine development projects in Peru. Notwithstanding the fact that Gold Fields is substantially exceeding commitments it had made to the communities, in mid-October 2006 there was an illegal blockade of the access road to the Cerro Corona Project site resulting in a temporary suspension of construction activities at the site for seven days. The blockade was accompanied by demands for increased employment from local communities and increased use of local contractors. In addition, the Cerro Corona site is located near the Yanacocha mine which is operated by another company. The Yanacocha mine has also been the subject of local protests, including ones that blocked the road between the Yanacocha mine complex and the City of Cajamarca, which also affected access to the Cerro Corona site, although they did not result in a suspension of construction activities. If Gold Fields experiences further opposition in connection with its operations in Peru, or if protests aimed at other mining operations affect operations at Cerro Corona, it could have a material adverse effect on Gold Fields' financial condition and results of operations.

Actual and potential shortages of production inputs may have an adverse effect on Gold Fields' operations and profits.

 Gold Fields' results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel and cyanide and other reagents. The price of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption on the supply of any of these materials would require Gold Fields to find substitute suppliers acceptable to the Company and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company's operating costs and affect production considerations.

 Gold Fields Ghana, among other mining companies in Ghana, was asked by its electricity supplier, the Volta River Authority, or VRA, on August 14, 2006 to immediately reduce its electricity demand by 25%. On August 28, 2006, Gold Fields was asked to reduce its demand by a further 25%. The VRA requested these reductions in electricity usage largely because of the low water reservoir level of the VRA's Akosombo generating facility and concerns about its ability to meet future supply and demand at present consumption levels. The Ghanaian Chamber of Mines is working closely with the VRA to maximize current power generating capacity and on installing additional capacity. Gold Fields Ghana has agreed to reduce its demand for electricity from the VRA at the Tarkwa and Damang operations and plans to use emergency diesel powered generators situated at both mines to make up the difference. Gold Fields estimates that its quarterly operating costs will rise by approximately US$4 million as a result of the need to use the diesel generators. The VRA has indicated that the requirement for reduced electricity demand will last until the water levels in the reservoir have reached appropriate levels. However, there can be no assurance that Gold Fields will not be asked to further reduce its demand or that there will not be new disruptions to the electricity supply. Moreover, for as long as Gold Fields has to use the diesel generators at its Tarkwa and Damang operations, it will have an increased exposure to fluctuations in the price of diesel fuel.

 Giant tires, of the type used by Gold Fields for its large earthmoving equipment and trucks, are in increasingly short supply, and prices have risen recently and may continue to rise in the future. This shortage of tires for earthmoving vehicles is causing mining companies to review operating practices, to seek additional methods of preserving tire life and to examine alternative sources of tire supply. To the extent that Gold Fields is unable to procure an adequate supply of these tires, it may have to alter its mining plans, especially at its open pit operations, which could reduce its gold production and have a material adverse effect on Gold Fields' business, operating results and financial condition.

Gold Fields' financial flexibility could be materially constrained by South African exchange control regulations.

 South Africa's exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area. Transactions between South African residents (including companies) and non-residents of the Common Monetary Area are subject to exchange controls enforced by the South African Reserve Bank, or SARB. As a result, Gold Fields' ability to raise and deploy capital outside the Common Monetary Area is restricted.

 Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. For example, in connection with its approval, it is possible that the SARB may impose conditions on Gold Fields' use of the proceeds of any such capital raising, such as limits on Gold Fields' ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields seek further SARB approval prior to applying any such funds to a specific use. These restrictions could hinder Gold Fields' financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls."

An acquisition of shares in or assets of a South African company by a non-South African purchaser that is subject to exchange control regulations may not be granted regulatory approval.

 In some circumstances, potential acquisitions of shares in or assets of South African companies by non-South African resident purchasers are subject to review by the SARB pursuant to South African exchange control regulations. In 2000, the South African Treasury, or the Treasury, refused to approve an acquisition of Gold Fields by Franco-Nevada Mining Corporation Limited, a Canadian mining company. The Treasury may refuse to approve similar proposed acquisitions of Gold Fields in the future. As a result, Gold Fields' management may be limited in its ability to consider strategic options and Gold Fields' shareholders may not be able to realize the premium over the current trading price of Gold Fields' ordinary shares which they might otherwise receive upon such an acquisition. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls."

Exchange controls and devaluation of the VEB in Venezuela could have a material adverse effect on the financial condition of Gold Fields.

 On January 21, 2003, the Venezuelan government suspended the trading of foreign currencies in Venezuela. On February 5, 2003, the Venezuelan government and the Venezuelan Central Bank, or Central Bank, adopted a series of exchange agreements, decrees and regulations establishing a new exchange control system. The exchange control system centralized the purchase and sale of foreign currencies in the Central Bank. The Ministry of Finance, together with the Central Bank, is in charge of setting the official exchange rate with respect to the U.S. dollar and other currencies. A commission, referred to as the Comisión de Administración de Divisas, or CADIVI, was created in 2003 for the administration, control and establishment of the new exchange control system, including Venezuela's official foreign exchange rate system.

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

dollars may mean that Gold Fields has to convert Bolivars at lower exchange rates which could have an adverse effect on Gold Fields' financial position.

 Promotora Minera de Venezuela (PMG) S.A., or PMG, the Gold Fields subsidiary which operates the Choco 10 mine, has not historically sold any foreign currency derived from its gold exports to the Central Bank, as until October 2006 its gold exports were used only for the direct repayment of foreign debt rather than being sold. These payments have been supported under several agreements entered into between PMG and other foreign affiliates of Gold Fields, while they were under the administration of Bolivar. On May 16, 2006, PMG presented an administrative opinion request to CADIVI, in order to verify the validity of the agreements and PMG's position that the value of those exports was not subject to repatriation or conversion under the current foreign exchange control system. A response is expected from the CADIVI in due course. If CADIVI does not agree with PMG's position, it could deny the validity of the agreements and condition PMG's future exports and access to foreign currency on the repatriation and conversion of the foreign currency attributable to those prior exports. In addition, pursuant to the Law Against Illicit Exchange Transactions, PMG could also be subject to fines ranging from one to two times the amount of the currency that PMG did not sell. See "Information on the Company—Regulatory and Environmental Matters—Venezuela—Exchange Controls."

Gold Fields' operations and financial condition may be adversely affected by labor disputes or changes in South African, Ghanaian, Australian and Venezuelan labor laws.

 As of June 30, 2006, approximately 77% of Gold Fields' employees belonged to unions. Accordingly, Gold Fields is at risk of having its production stopped due to strikes called by unions and other labor disputes. In August 2005, Gold Fields experienced a 48-hour unexpected strike by approximately half the employees of the Tarkwa mine in Ghana. In South Africa, Gold Fields also experienced a one-day illegal strike on March 30, 2005, and a four-day industry-wide gold mining wage strike in August 2005. See "Directors, Senior Management and Employees—Employees—Labor Relations—South Africa" and "Directors, Senior Management and Employees—Employees—Labor Relations—Ghana." In South Africa, in addition to strikes, on occasion Gold Fields experiences work stoppages based on national trade union "stay away" days, regardless of the state of its relations with its workforce. Significant labor disruptions at any of Gold Fields' operations could have an adverse effect on Gold Fields' business, operating results and financial condition.

 Gold Fields' operating environment may also be affected by certain labor laws. Since 1995, South African laws relating to labor have changed significantly in ways that affect Gold Fields' operations. Laws enacted since then impose monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies, and there may be further changes in labor law in South Africa over the next few years, which may have an adverse effect on Gold Fields' business, operating results and financial condition.

 Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. Any expansion of these provisions which increases labor costs in Ghana could have a material adverse effect on Gold Fields' mining operations in Ghana and, accordingly, on Gold Fields' business, operating results and financial condition.

 The Venezuelan Organic Labor Law and related regulations and social benefits laws impose statutory duties and taxes on companies doing business in Venezuela. Most of the provisions of these laws establish minimum benefits and in practice most benefits are improved by collective bargaining agreements, or CBAs. On February 15, 2005, while under the control of Bolivar, PMG entered into a CBA, under which it provides benefits beyond those required by law for its employees, including payment for health and life insurance, a savings scheme and provision of transport. Gold Fields, as an employer engaged in mining activities, has potential liability arising from injuries to, or deaths of, workers, including workers employed by its contractors. In recent years, the Venezuelan government has implemented stricter labor laws and increased worker rights and there can be no assurance that the Venezuelan government will not implement additional labor restrictions or further increase worker rights in the future. See "Directors, Senior Management and Employees—Employees—Labor Relations—Venezuela."

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

 In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields' business, results of operations and financial condition. See "Directors, Senior Management and Employees—Employees—Labor Relations—Ghana" and "Directors, Senior Management and Employees—Employees—Labor Relations—Australia."

Gold Fields' South African operations may be adversely affected by increased labor costs at its mining operations in South Africa.

 Wages and related labor costs accounted for approximately 55% of Gold Fields' total production costs in fiscal 2006. Accordingly, Gold Fields' costs may be materially affected by increases in wages and related labor costs, particularly with respect to Gold Fields' South African employees, who are unionized. Negotiations with South African unions concluded in August 2005 resulted in above inflation wage increases ranging from 6.0% to 7.0%, depending upon the category of employees. Under the agreement, wage increases for South African employees will be linked to inflation with a minimum increase of 5.5% or 6.0%, depending upon the category of employees. The next round of negotiation with the South African unions is expected to take place prior to June 2007, when the current agreement expires. See "Directors, Senior Management and Employees—Employees—Labor Relations—South Africa." If Gold Fields is unable to increase production levels or implement cost cutting measures to offset these increased wages and labor costs, these costs could have a material adverse effect on Gold Fields' mining operations in South Africa and, accordingly, on Gold Fields' business, operating results and financial condition. See "Directors, Senior Management and Employees—Employees—Labor Relations—South Africa."

HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.

 The prevalence of HIV/AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Gold Fields' current estimate is that the prevalence of HIV within the Company will peak in approximately 2010 and the prevalence of AIDS within the Company will peak in approximately 2013. This estimate of the potential impact of HIV/AIDS on operations and financial condition is based on a variety of existing data and certain assumptions, including the incidence of HIV infection among its employees, the progressive impact of HIV/AIDS on infected employees' health, and the medical and other costs associated with the infection, most of which involve factors beyond Gold Fields' control. Should Gold Fields' actual experience significantly differ from the assumptions on which its current estimate is based, the actual impact of HIV/AIDS on its business, operating results and financial condition could be significantly worse than Gold Fields expects. See "Directors, Senior Management and Employees—Employees—Health and Safety—Health—HIV/AIDS Program."

Gold Fields' operations in South Africa are subject to environmental regulations which could impose significant costs and burdens.

 Gold Fields' South African operations are subject to various environmental laws and regulations including, for example, those relating to waste treatment, emissions and disposal, and must comply with permits or standards governing, among other things, tailings dams and waste disposal areas, water consumption, air emissions and water discharges. Gold Fields may, in the future, incur significant costs to comply with the South African environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Also, Gold Fields may be subject to litigation and other costs as a result of environmental rights granted to individuals under South Africa's Constitution or other sources of rights. These costs could have a material adverse effect on Gold Fields' business, operating results and financial condition.

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

 On July 3, 2006, new environmental impact assessment regulations were promulgated under the National Environmental Management Act. To the extent that the new regulations are specifically directed at mining operations, they will only become effective in 2007. The new regulations introduce a fundamental change in this area of law for the mining sector. Previously the Department of Minerals and Energy had primary responsibility for authorizing the environmental impacts of mining operations, although other departments played a secondary role in approving certain aspects of mining-related activities. Under the new regulations, the Department of Environmental Affairs will play a greater role in the environmental impact assessment decision-making process. The new regulations introduce a more complex South African regime for environmental impact assessments that includes a two-tiered assessment process. When the new regulations become effective as to mining operations, they will impact on reconnaissance, exploration, prospecting and mining activities, as currently defined in the Minerals and Petroleum Resources Development Act. This will result in more stringent requirements in obtaining environmental approval for new mining activities and, potentially, in the case of recommissioning old operations, which could increase Gold Fields' costs for obtaining the approvals. In addition, to the extent that the new regulations may be interpreted as having any retroactive effect,

Gold Fields may need to implement corrective actions or may be faced with nominal fines. Other changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may materially and adversely affect Gold Fields' future environmental expenditures or the level and timing of Gold Fields' provisioning for these expenditures. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Environmental."

Gold Fields' operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens.

 The present Mine Health and Safety Act 29 of 1996, or the Mine Health and Safety Act, came into effect in January 1997. The principal objective of the Mine Health and Safety Act is to improve health and safety at South African mines and, to this end, the Mine Health and Safety Act imposes various duties on Gold Fields at its mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Health and Safety."

 The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs the payment of compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Gold Fields to employees from its existing facilities. Pursuant to changes in the Occupational Diseases Act, Gold Fields may experience an increase in the cost of these services, which could have an adverse effect on Gold Fields' business, operating results and financial condition. This increased cost, should it transpire, is currently indeterminate.

Gold Fields' mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens.

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

 The Mining Charter's stated objectives are to:

  •
  promote equitable access to South Africa's mineral resources for all the people of South Africa;

  •
  substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa's mineral resources;

  •
  utilize the existing skills base for the empowerment of HDSAs;

  •
  expand the skills base of HDSAs in order to serve the community;

  •
  promote employment and advance the social and economic welfare of mining communities and areas supplying mining labor; and

  •
  promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer products.

 To achieve these objectives, the Mining Charter requires that mining companies achieve a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years by each mining company. Under the Mining Charter, the mining industry as a whole agrees to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller/willing buyer basis, at fair market value, where the mining companies are not at risk. In addition, the Mining Charter requires, among other things, that mining companies spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years. When considering applications for the renewal of existing licenses, the government will take a "scorecard" approach, evaluating the commitments of stakeholders to the different facets of promoting the objectives of the Mining Charter. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights—The New Minerals Act."

 In order to comply with the terms of the charter, Gold Fields has adjusted the ownership structure of its South African mining assets. On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million. See "Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction." The Mvelaphanda Transaction is intended to meet the charter's requirement that mining companies achieve a 15% HDSA ownership within five years of the charter coming into effect. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights—The New Minerals Act." There is no guarantee, however, that the Mvelaphanda Transaction will not have a negative effect on the value of Gold Fields' ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields' South African mining assets in order to meet the mining charter's 10-year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields' ordinary shares and failing to comply with the charter's requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the charter's other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter's effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful renewal of any or all of its existing mining rights or the granting of further new mining rights or that the terms of any renewals of its rights would not be significantly less favorable to Gold Fields than the terms of its current rights.

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

 There is uncertainty as to what further amendments will be made to the Royalty Bill. If adopted, in either its current or a further revised form, the Royalty Bill could have a negative impact on Gold Fields' South African operations and therefore an adverse effect on its business, operating results and financial condition. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights—The Royalty Bill."

Gold Fields' land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

 Gold Fields' privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. Gold Fields has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on Gold Fields' right to the properties to which the claims relate and, as a result, on Gold Fields' business, operating results and financial condition. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Land Claims."

 The Restitution of Land Rights Amendment Act, or the Amendment Act, became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation in certain limited circumstances. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of Gold Fields' privately held land rights could not become subject to acquisition by the state without Gold Fields' agreement, or that Gold Fields would be adequately compensated for the loss of its land rights, which could have a negative impact on Gold Fields' South African operations and therefore an adverse effect on its business, operating results and financial condition. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Land Claims."

Gold Fields' operations in Ghana are subject to environmental regulations which could impose significant costs and burdens.

 Gold Fields' Ghana operation is subject to various environmental laws and regulations. The Ghanaian environmental protection laws require, among other things, that Gold Fields register with the Ghanaian environmental authorities, and obtain environmental permits and certificates for the Ghana operation.

 Ghanaian mining companies are required by law to rehabilitate land disturbed as a result of their mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. Gold Fields funds these environmental rehabilitation costs in part by posting a reclamation bond to secure estimated costs of rehabilitation. Changes in the required method of calculation for these bonds or an unforeseen circumstance which produces unexpected costs may materially and adversely affect Gold Fields' future environmental expenditures. See "Information on the Company—Regulatory and Environmental Matters—Ghana—Environmental."

Gold Fields' operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens.

 The Ghanaian health and safety regulations impose statutory duties on an owner of a mine to, among other things, take steps to ensure that the mine is managed and worked in a manner which provides for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken to ensure the safety and health of the mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the relevant authorities for securing the health and safety of persons working in or connected with the mine. A violation of the health and safety regulations or a failure to comply with the reasonable instructions of the relevant authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and, in the case of a violation of the regulations relating to health and safety, constitutes an offense under Ghanaian law. If Ghanaian health and safety authorities require Gold Fields to shut down all or a portion of its mines or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields' business, operating results and financial condition. See "Information on the Company—Regulatory and Environmental Matters—Ghana—Health and Safety."

 Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. In Ghana, statutory workers' compensation is not the exclusive means for workers to claim compensation. Gold Fields' insurance for health and safety claims or the relevant workers' compensation arrangements may not be adequate to meet the costs which may arise upon any future health and safety claims.

Gold Fields' mineral rights in Ghana are currently subject to regulations, and may become subject to new regulations, which could impose significant costs and burdens.

 In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. Gold Fields' mining leases for the Tarkwa property have not yet been ratified by the Ghanaian Parliament, as required by law. To the extent that failure to ratify these leases adversely affects their validity, there may be a material adverse effect on Gold Fields' business, operating results and financial condition. In addition, the new Minerals and Mining Act, 2006 (Act 703), or the Minerals and Mining Act, was passed by the Ghanaian Parliament in fiscal 2006. The Minerals and Mining Act repealed the Minerals and Mining Law, 1986 (PNDCL 153) as amended, or the Minerals and Mining Law, although, as regards existing mineral rights, the Minerals and Mining Law continues to apply unless the minister responsible for mines provides otherwise by legislative instrument. Even if a mineral right is made subject to the Minerals and Mining Act, the Minerals and Mining Act provides that it shall not have the effect of increasing the holder's costs, or financial burden, for a period of five years. However, if in the future new amendments or provisions are passed under the Minerals and Mining Act or new laws are passed which impose significant new costs or burdens on Gold Fields' abilities to mine in Ghana or to obtain new mining leases for properties on which deposits are identified, this could have a material adverse effect on Gold Fields' business, operating results and financial condition. See "Information on the Company—Regulatory and Environmental Matters—Ghana—Mineral Rights."

Gold Fields' operations in Australia are subject to environmental regulations which could impose significant costs and burdens.

 Gold Fields' Australian operations are subject to various laws and regulations relating to the protection of the environment, which are similar in scope to those of South Africa and Ghana. Gold Fields may, in the future, incur significant costs to comply with the Australian environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. These costs may have a material adverse effect on Gold Fields' business, operating results and financial condition.

 Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operation. Gold Fields makes provisions in its accounts for the estimated cost of environmental rehabilitation for its Australian mining properties. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds to secure the estimated costs. These bonds do not cover remediation for events that were unforeseen at the time the bond was taken. Changes in the required method of calculation for these bond amounts or an unforeseen circumstance which produces unexpected costs may materially and adversely affect future environmental expenditures. See "Information on the Company—Regulatory and Environmental Matters—Australia—Environmental."

Gold Fields' operations in Australia are subject to health and safety regulations which could impose significant costs and burdens.

 The Western Australian Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, imposes a duty on a mine owner to provide and maintain a working environment which is safe for mine workers. The regulations prescribe specific measures to be taken and provide for inspectors to review the work site for hazards and violations of the health and safety laws. The Safety and Inspection Act was amended in April 2005 to provide, among other things, a new regime of penalties, broader powers for inspectors and new duties of care for employers. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and penalties (including imprisonment). If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields' business, operating results and financial condition. See "Information on the Company—Regulatory and Environmental Matters—Australia—Health and Safety."

Gold Fields' tenements in Australia are subject to native title claims and include Aboriginal heritage sites which could impose significant costs and burdens.

 Certain of Gold Fields' tenements are subject to native title claims, and there are Aboriginal heritage sites located on certain of Gold Fields' tenements. Native title and Aboriginal legislation protect the rights of Aboriginals in relation to the land in certain circumstances. Other tenements may become subject to native title claims if Gold Fields seeks to expand or otherwise change its interest in rights to those tenements. Native title claims could require costly negotiations with the claimants or could affect Gold Fields' access to or use of its tenements, and, as a result, have a material adverse effect on Gold Fields' business, operating results and financial condition.

 Aboriginal heritage sites relate to distinct areas of land which have either ongoing ethnographic, archaeological or historic significance. Aboriginal heritage sites have been identified with respect to portions of some of Gold Fields' Australian mining tenements. Additional Aboriginal heritage sites may be identified on the same or additional tenements. Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of, or new laws regarding, native title and Aboriginal heritage, which may result in a material adverse effect on Gold Fields' business, operating results and financial condition. See "Information on the Company—Regulatory and Environmental Matters—Australia—Land Claims."

The Venezuelan government could take measures related to the conduct of business in general that could affect the Venezuelan economy and Gold Fields' operations in Venezuela.

 The Venezuelan government has exercised, and continues to exercise, significant influence over many aspects of the Venezuelan economy. For example, private oil companies doing business in Venezuela, as independent operators contracted by PDVSA under operation agreements, are now obligated to operate their same oil fields through companies called "mixed" companies, which are jointly owned by the private companies and PDVSA and over which PDVSA owns a majority interest. There can be no assurance that a similar regime will not be introduced for gold mining companies.

 The Venezuelan government has also emphasized compliance with tax laws by implementing Plan Evasión Cero, or Zero Evasion Plan, a pro-active plan to review companies' compliance with tax payments and formal obligations related to income taxes and value-added taxes. Under these reviews there has been an increase in the number of companies that have been subject to temporary business closures.

 These and other regulations that have been enacted or may be enacted may have an adverse effect on Gold Fields' business, operating results and financial condition either directly, or by adversely affecting the Venezuelan economy.

Gold Fields' operations in Venezuela are subject to environmental regulations which could impose significant costs and burdens.

 Gold Fields' operations in Venezuela are subject to various environmental laws and regulations. The Venezuelan environmental laws and regulations require, among other things, that Gold Fields obtain environmental permits for exploration and exploitation from the Ministry of the Environment and Natural Resources. See "Information on the Company—Regulatory and Environmental Matters—Venezuela—Environmental."

 Venezuelan environmental regulations and the lease agreements for Gold Fields' mining concessions require the posting of a bond issued by a local bank or insurance company, in order to guarantee the execution of the measures necessary for the restoration of the area and the reduction of the impact of mining activities on the environment during the exploration and exploitation phases of a project. Changes in the required method of calculation for these bonds or an unforeseen circumstance which produces unexpected costs may materially and adversely affect Gold Fields' future environmental expenditure. In addition, lack of coordination between the Ministry of Mining and the Ministry of the Environment and Natural Resources has been known to cause undue delays in the granting of environmental permits. Should Gold Fields experience delays in obtaining necessary permits, it may suffer substantial burdens in undertaking planned exploration activities or mining operations.

Gold Fields' operations in Venezuela are subject to health and safety regulations which could impose significant costs and burdens.

 A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine and/or the imposition of costly compliance procedures and penalties (including onerous fines and criminal penalties such as imprisonment). If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, those measures could have a material adverse effect on Gold Fields' business, operating results and financial condition.

 In addition, on July 26, 2005, an amendment to the Organic Law of Prevention, Conditions and Work Environment was enacted in Venezuela, with the purpose of establishing institutions, rules and guidelines for policies and entities aimed at guaranteeing the safety, health and well-being of workers, regulating conditions for the promotion of a safe and healthy work environment, preventing work accidents and occupational diseases and regulating the rights and duties of workers and employers. This amendment establishes fines for violations of the relevant regulations and provides for incarceration of employers or their representatives from 8 to 10 years in case of death of a worker as a result of violation of regulations related to safety and healthy working conditions. See "Directors, Senior Management and Employees—Employees—Labor Relations—Health and Safety—Safety."

Gold Fields' mining rights in Venezuela are currently subject to regulation, and will become subject to new regulations, which could impose significant costs and restrictions.

 The Venezuelan government traditionally has played a central role in the development of Venezuela's mining industry. Venezuelan governmental actions have had in the past, and could have in the future, significant effects on the financial condition and results of operations of companies engaged in mining in Venezuela. Pursuant to the Decree Law of Mines of 1999, or the Decree Law of Mines, all mineral deposits are the property of the Venezuelan State. The Decree Law of Mines also regulates the assignment of mining rights, as well as the activities ancillary to mining such as transport, commerce and exports of minerals, requiring authorizations or registration for most of these activities.

 Pursuant to regulations of the Venezuelan Central Bank, companies mining gold are currently allowed to export a maximum of 85% of their production. The remainder may be sold only to the Venezuelan Central Bank and/or to companies which are registered at the Ministry of Mining as merchants of gold, diamonds or precious metals.

 The Venezuelan government is promoting a reform of the existing mining law with two stated main purposes: (i) in the short term, to assume control of inoperative mining concessions and (ii) in the medium term, to assume control of mining operations. The proposed model is similar to the new guidelines applied to the oil sector in the case of operational agreements whereby non-Venezuelan companies operating oil fields under contract to PDVSA have been obligated to convert their independent operation agreements into "mixed" companies where PDVSA owns a controlling equity interest. In the future, it is possible that private entities will only be allowed to participate in mining projects through mixed companies where the government has majority equity participation. Although the current draft law contains a grandfathering provision pursuant to which concessions that are in good standing will be allowed to continue until their natural expiration, there can be no assurance that the draft law will be enacted in its current form. Any change to the mining law that changes Gold Fields' current rights to own and operate its mining concessions in Venezuela could have a material adverse effect on its business, operating results and financial condition. See "Information on the Company—Regulatory and Environmental Matters—Venezuela—Mineral Rights."

Gold Fields may not obtain the anticipated benefits of its proposed acquisition of the South Deep gold mine.

 Gold Fields currently owns 34.7% of Western Areas Limited, or Western Areas, a South African company whose principal asset is a 50% interest in the South Deep gold mine, or South Deep. This stake includes 27 million Western Areas shares Gold Fields acquired from a subsidiary of JCI Limited, or JCI, on November 16, 2006 pursuant to an agreement entered into on September 11, 2006. Pursuant to the agreement, Gold Fields also entered into reciprocal put and call options to acquire additional Western Areas shares from subsidiaries of JCI which, if exercised, would increase Gold Fields' ownership of Western Areas to approximately 41%. On October 30, 2006, Gold Fields commenced an offer, or the Offer, for all the outstanding shares of Western Areas it did not already own, other than those that were the subject of its agreements with JCI. Gold Fields has also agreed to acquire the remaining 50% interest in South Deep from a subsidiary of Barrick Gold Corporation, or Barrick. See "Information on the Company—Recent Developments—Acquisition of South Deep." Gold Fields is acquiring South Deep because it believes South Deep is one of the most significant developing ore bodies in the world and that it makes commercial and operational sense for Gold Fields to own it and, in particular, if possible, to operate it as a single unit with Gold Fields' adjacent Kloof operation. Gold Fields believes that portions of the South Deep orebody could be accessed using the Kloof infrastructure which could potentially increase the rate at which the South Deep orebody is mined, as well as reduce the unit cost of mining at both Kloof and South Deep. As yet, however, no detailed design work has been done and there can be no assurance that accessing South Deep via Kloof would result in tangible benefit. Furthermore South Deep has not yet reached its design production capacity and has not completed much of the underground infrastructure necessary for production at that design capacity. There remains significant risk that completing this infrastructure could take longer and cost more than is currently estimated, which according to Western Areas as of June 2006 was Rand 3.50 billion through the end of 2012, comprising Rand 1.27 billion for projects and Rand 2.23 billion for infrastructure. Moreover, there is no assurance that the planned infrastructure, when completed, will be adequate to support the design production capacity. In addition, one of South Deep's two main shafts has been closed since May 2006 following damage caused by a falling skip and a fire that broke out on August 31, 2006, which has caused the temporary closure of portions of the mine. There can be no assurance that Gold Fields will not continue to encounter operational challenges and difficulties at South Deep that may require significant management time and/or expenditure to rectify. See "Information on the Company—Recent Developments—Acquisition of South Deep."

 Following completion of the acquisition of South Deep, Gold Fields intends to assess the implications of accessing the South Deep orebody utilizing the Kloof infrastructure and the integration of the two operations. This will involve a pre-feasibility study to assess the options available followed by a detailed feasibility study on the favored option. Gold Fields expects that implementation of the favored option, when determined, will be challenging and will require a significant amount of management time and financial resources. In addition, it may take longer and/or cost more than expected and difficulties relating to the implementation which Gold Fields did not anticipate may arise. Any of these events could have an adverse impact on Gold Fields' business, results of operations and financial condition.

Western Areas' financial situation is hampered by a derivative structure that requires it to sell a large portion of its share of the gold production of South Deep at prices substantially below recent spot prices for gold.

 In 2001, Western Areas entered into a long-dated derivative structure in respect of gold production from South Deep. The derivative structure, which is based on a series of bought and sold options on Western Areas' share of South Deep's gold production, took effect in the last quarter of 2001 and expires in mid-2014. According to Western Areas, it will have to deliver approximately 90% of its share of the gold production into the derivative structure for 2006 and, at current gold spot prices, some 58% in 2007, thereby reducing the opportunity to capitalize on the spot gold price. Western Areas also reported that as of September 30, 2006, the fair value of the instruments constituting the derivatives structure was US$(360,483,116), using a gold spot price of $598.60 and an exchange rate of Rand 7.7643 per US$1.00. The premium payable for the options purchased by Western Areas as part of the derivative structure was US$250 million, payable at various pre-determined dates in the future. Western Areas reported that at September 30, 2006, the discounted value of the premium payable was US$139,630,503. Under the terms of the relevant options, a change of control of Western Areas without the consent of the option counterparties constitutes an event of default which may entitle the option counterparties to close out the positions. Therefore, if Gold Fields acquires control of Western Areas, the option counterparties could require Western Areas to immediately settle the outstanding options and pay the present value of the premium. In addition, Gold Fields understands that other circumstances may exist that would allow the option counterparties to close out the options. If the option counterparties elect to close out the options at a time when Western Areas is a subsidiary of Gold Fields, it could have an adverse effect on Gold Fields' financial condition. Even if Western Areas is not required to immediately settle the outstanding options, it would receive only the option price for a significant portion of the production of South Deep and therefore Gold Fields would not benefit from any higher gold spot price. See "Information on the Company—Recent Developments—Acquisition of South Deep."

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

 Prior to agreeing to acquire Barrick's 50% interest in South Deep and commencing the Offer, Gold Fields was able to conduct due diligence only on South Deep. Since entering into the agreement with Barrick and commencing the Offer, Gold Fields has been conducting additional due diligence on both South Deep and Western Areas, but there can be no assurance that, after completion of the acquisition of Barrick's interest in South Deep and consummation of the Offer, Gold Fields will not be subject to unknown liabilities of, and risks associated with, South Deep or Western Areas, including liabilities and risks that may become evident only after Gold Fields becomes involved in the operational management of South Deep.

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

 Beginning in the fiscal year ending June 30, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Gold Fields will be required to furnish a report by its management on its internal control over financial reporting. The report will contain, among other matters, an assessment of the effectiveness of Gold Fields' internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not its internal control over financial reporting is effective. Gold Fields will also be required to have its independent auditors publicly disclose their conclusions regarding the evaluation. Gold Fields is establishing procedures in order to comply with Section 404 in the timeframe permitted and expects that establishing procedures and ensuring compliance with these requirements will be a substantial and time-consuming process. If Gold Fields fails to complete these procedures and the required evaluation in a timely manner, or if its independent auditors cannot attest to its evaluation in a timely manner, Gold Fields could be subject to regulatory review and penalties which may result in a loss of public confidence in its internal controls. In addition, Gold Fields may uncover significant deficiencies or material weaknesses in its internal controls. Measures taken to remedy these issues may require significant efforts, dedicated time and expenses, as well as the commitment of significant managerial resources. Each of these circumstances may have an impact on Gold Fields' share price.

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.

 Gold Fields is incorporated in South Africa. The majority of Gold Fields' directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Gold Fields are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Gold Fields a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

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

Investors may face liquidity risk in trading Gold Fields' ordinary shares on the JSE Limited.

 Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Gold Fields' ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See "The Offer and Listing—The JSE Limited."

Gold Fields may not pay dividends or make similar payments to its shareholders in the future.

 Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields' capital expenditures and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the South African Companies Act and Gold Fields' Articles of Association. Cash dividends or other similar payments may not be paid in the future.

Gold Fields' non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

 Dividends or distributions with respect to Gold Fields' ordinary shares have historically been paid in Rand. The U.S. dollar or other currency equivalent of any dividends or distributions with respect to Gold Fields' ordinary shares will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. In the future, it is possible that there will be changes in South African exchange control regulations, such that dividends paid out of trading profits will no longer be freely transferable outside South Africa to shareholders who are not residents of the Common Monetary Area. See "Additional Information—South African Exchange Control Limitations Affecting Security Holders."

Gold Fields' ordinary shares are subject to dilution upon the exercise of Gold Fields' outstanding share options and the Mvela Gold share exchange option.

 As of October 31, 2006, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 495,505,475 ordinary shares were issued and outstanding. Gold Fields currently has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 25,071,013 ordinary shares. At their annual general meeting on November 17, 2005, Gold Fields' shareholders approved two new securities option plans which will replace the two existing plans. The first allocation of shares under The Gold Fields Limited 2005 Share Plan was made in March 2006, when 430,500 performance vesting restricted shares were awarded. In November 2005, 33,000 restricted shares were awarded to the non-executive directors under The Gold Fields Limited 2005 Non-Executive Share Plan.

 Gold Fields' employees and directors had outstanding, as of November 15, 2006, options to purchase a total of 6,520,257 ordinary shares at exercise prices of between Rand 20.90 and Rand 154.65 that expire between December 24, 2006 and January 3, 2013 under The GF Management Incentive Scheme and 184,400 ordinary shares at exercise prices of between Rand 43.70 and Rand 110.03 that expire between February 6, 2007 and February 18, 2010 under The GF Non-Executive Director Share Plan. Gold Fields has outstanding, as of November 15, 2006, 952,275 share appreciation rights at a strike price of Rand 125.28, which expire on March 24, 2012, and 412,965 performance vesting restricted shares due to be settled on March 24, 2009, under The Gold Fields Limited 2005 Share Plan. As of the same date, Gold Fields had outstanding 33,000 restricted shares due to be settled on November 17, 2008 and 18,900 restricted shares due to be settled in November 2009, under The Gold Fields Limited 2005 Non-Executive Share Plan. Shareholders' equity interests in Gold Fields will be diluted to the extent of future exercises of these rights and any additional rights. See "Directors, Senior Management and

Employees—The GF Management Incentive Scheme," "Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan," "Directors, Senior Management and Employees—The GF Non-Executive Director Share Plan" and "Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan."

 As part of the Mvelaphanda Transaction, Mvela Gold is obliged to subscribe for 15% of the share capital of GFI Mining South Africa (Proprietary) Ltd, or GFIMSA, a wholly-owned subsidiary of Gold Fields, upon repayment of the Mvela Loan. Under the Subscription and Share Exchange Agreement entered into in connection with the Mvelaphanda Transaction, for a period of one year after the subscription of the GFIMSA shares each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold's GFIMSA shares for ordinary shares of Gold Fields of an equivalent value, but numbering not less than 45,000,000 and not more than 55,000,000 Gold Fields ordinary shares, adjusted as necessary to reflect changes to Gold Fields' capital structure and certain corporate activities of Gold Fields. Shareholders' equity interests in Gold Fields will be diluted if Gold Fields or Mvela Gold requires the exchange of GFIMSA shares for Gold Fields shares. See "Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction."

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

 The majority of Gold Fields' operations, based on gold production, are located in South Africa. It also owns the St. Ives and Agnew gold mining operations in Australia and has a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. In January 2006, Gold Fields acquired 92% of the voting securities (or 80.7% of the economic interest) of Gold Fields La Cima S.A. (formerly known as Sociedad Minera La Cima S.A.), or La Cima, the owner of the Cerro Corona Gold and Copper Project in Peru, or Cerro Corona Project, which it is in the process of developing for mining, and other mineral properties in the Cajamarca district in northern Peru. On November 21, 2005, Gold Fields entered into a Plan of Arrangement, which became effective on February 28, 2006, whereby it acquired all of the remaining securities it did not already hold of Bolivar Gold Corporation, or Bolivar, which operated (through various subsidiaries) the Choco 10 open pit gold mine in the El Callao gold district in the Bolivar state, Venezuela. Furthermore, Gold Fields also owns 100% of the Arctic Platinum Project, or the APP, in northern Finland, which is evaluating the economic potential of deposits of open pittable and underground platinum group metal mineralization. During April 2006, Gold Fields finalized an arrangement with North American Palladium Limited, or NAP, whereby NAP has an option to acquire up to 60% of the APP. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Australasia, China, Europe, North America and South America. See "—Exploration—Gold Fields' Exploration Projects" and "—Recent Developments."

 On September 11, 2006, Gold Fields entered into an agreement with Barrick Gold Corporation, or Barrick, and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited, or Western Areas, each hold an interest of 50%. The Barrick Gold—Western Areas Joint Venture owns the developing South Deep gold mine, or South Deep, located in the Witwatersrand basin near Johannesburg. In conjunction with Gold Fields' acquisition of Barrick's stake in the Barrick Gold—Western Areas Joint Venture, Gold Fields is making an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Under the Offer, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares validly tendered into the Offer. In support of the Offer, Gold Fields, JCI Limited, or JCI, and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006, Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries in exchange for the issue to JCI of 9,450,000 Gold Fields shares. In addition, pursuant to the agreement, with effect from November 14, 2006, the JCI subsidiaries have granted Gold Fields call options, and Gold Fields granted the JCI subsidiaries put options, over a further 9.96 million Western Areas shares. See "—Recent Developments—Acquisition of South Deep" and "Operating and Financial Review and Prospects—Recent Developments—Acquisition of South Deep."

 Gold Fields' operations include:

  •
  Driefontein Operation.    This operation consists of seven shaft systems and three gold plants in South Africa's Northwest Province near Carletonville. Driefontein produced 1.150 million ounces of gold during the year ended June 30, 2006, accounting for approximately 28.2% of attributable gold production for Gold Fields in fiscal 2006. The operation employed approximately 16,700 people as of June 30, 2006, including approximately 1,600 working for outside contractors at the site. The Driefontein operation includes both underground mining and surface rock dump processing.

  •
  Kloof Operation.    This operation consists of five shaft systems and two gold plants in South Africa's Gauteng Province, near the towns of Carletonville and Westonaria. Kloof produced 0.914 million ounces of gold during the year ended June 30, 2006, accounting for approximately 22.4% of attributable gold production for Gold Fields in fiscal 2006. The operation employed approximately 16,900 people as of June 30, 2006, including approximately 2,800 working for outside contractors at the site. The Kloof operation includes both underground mining and some surface rock dump processing.

  •
  Beatrix Operation.    This operation consists of four shaft systems and two gold plants in South Africa's Free State Province near Welkom and Virginia. The Beatrix operation produced 0.596 million ounces of gold during the year ended June 30, 2006, accounting for approximately 14.6% of attributable gold production for Gold Fields in fiscal 2006. The operation employed approximately 11,500 people as of June 30, 2006, including approximately 1,300 working for outside contractors at the site. The Beatrix operation consists of both underground mining and some limited surface rock dump processing.

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

  •
  Venezuela Operation.    This operation consists of the Choco 10 mine, located in the El Callao district of Guayana, Venezuela. During the four-month period ended June 30, 2006 (the period of Gold Fields' ownership in fiscal 2006), the Venezuela operation produced 0.025 million ounces of gold (of which 0.024 million ounces were attributable to Gold Fields), accounting for approximately 0.6% of attributable gold production for Gold Fields in fiscal 2006. The operation employed approximately 600 employees as of June 30, 2006, including approximately 150 working for outside contractors at the site. Choco 10 conducts open pit operations, including surface rock dump processing.

 Based on the figures reported by Gold Fields' mining operations, as of June 30, 2006, Gold Fields had attributable proven and probable reserves of approximately 61.8 million ounces of gold, as compared to the 62.8 million ounces reported as of June 30, 2005. In the year ended June 30, 2006, Gold Fields processed 49,366 million tons of ore and produced 4.348 million ounces of gold, of which 41,616 million tons and 4.074 million ounces were attributable to Gold Fields.

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

 With legal effect from January 1, 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFL Mining Services Limited) in a merger. For accounting purposes, Original Gold Fields was fully consolidated with effect from June 1, 1999. Although for legal purposes Driefontein Consolidated Limited acquired Original Gold Fields, for accounting purposes Original Gold Fields was considered the acquirer because Original Gold Fields' shareholders obtained the larger interest in the enlarged company. Driefontein Consolidated Limited was renamed Gold Fields Limited on May 10, 1999, following the merger. For accounting purposes, the merger was treated as if it occurred on June 1, 1999.

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

 With effect from July 1, 1999, Gold Fields also acquired the remaining 45.8% interest in St. Helena from St. Helena's minority shareholders. Subsequent to this acquisition, St. Helena acquired the Beatrix mine from BMC.

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

 On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, involving the acquisition by Mvela Resources, through a wholly-owned subsidiary, of a 15% beneficial interest in the South African gold mining assets of Gold Fields, for cash consideration of R4,139 million. See "Operating and Financial Review and Prospects—Overview—Mvelaphanda Transaction."

 On January 12, 2006, Gold Fields acquired 92% of the voting securities (or 80.7% of the economic interest) of La Cima. La Cima owns the Cerro Corona Project and other mineral properties in the Cajamarca district in northern Peru.

 On February 28, 2006, Gold Fields' Plan of Arrangement with Bolivar became effective, whereby Gold Fields acquired all of the outstanding securities in Bolivar it did not already hold. Bolivar, through various subsidiaries, owned an effective 95% stake in and operated the Choco 10 open pit gold mine in the El Callao gold district in the Bolivar State, Venezuela. Bolivar commenced a dissolution process on February 28, 2006 and as a result, its subsidiaries and, hence, its effective stake in the Choco 10 operation, was distributed, effective that same day. These distributed subsidiaries are currently held by Gold Fields Netherlands Services B.V., which was formerly named Gold Fields Venezuela Holding B.V., a company incorporated in the Netherlands.

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

(3)
In fiscal 2007, Gold Fields Venezuela Holding B.V. changed its name to Gold Fields Netherlands Services B.V.

  •
  South Africa.    Gold Fields' interests in the Driefontein, Kloof and Beatrix operations are held through GFIMSA.

  •
  Ghana.    Gold Fields' interests in the Tarkwa and Damang mines, which comprise the Ghana operations, are held through its 71.1% owned subsidiaries, Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso, respectively. The remaining interests in Gold Fields Ghana and Abosso are indirectly held by IAMGold Corporation, or IAMGold, which acquired an 18.9% beneficial interest previously held by Repadre Capital Corporation following a merger between the two companies on January 8, 2003, and the Government of Ghana, which holds a 10.0% interest, which the Government acquired as a free carried interest for no cost.

  •
  Australia.    Gold Fields' interests in the St. Ives and Agnew mines are held through two wholly-owned Australian subsidiaries, St. Ives Gold Mining Company Pty Ltd. and Agnew Gold Mining Company Pty Ltd., which, in turn, are wholly-owned through intermediaries by Orogen.

  •
  Venezuela.    Gold Fields' interest in the Choco 10 mine is held through PMG which is a joint venture between Ferrominera del Orinoco C.A., or FMO, a subsidiary of Corporación Venezolano de Guayana S.A., or CVG, and a Gold Fields' wholly-owned subsidiary, Promotora Minera de Venezuela S.A., or Promiven. Gold Fields owns an effective 95% interest in PMG. The remaining 5% interest is in the process of being transferred to CVG Minerven, a subsidiary of CVG. See "—Venezuela Operation."

  •
  Exploration Assets.    Gold Fields' exploration assets are generally held by project companies in the jurisdiction where the exploration assets are located, which are, in turn, held through either Orogen or Gold Fields BVI. Orogen holds the APP through intermediaries.

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

Global Context

 Gold Fields' strategy was developed in the context of a global market characterized by an extended period of low gold prices, reduced global expenditure on gold exploration and increasing industry consolidation. This strategy has evolved over time, but despite the recent increase in the price of gold, Gold Fields has maintained a strategy of general caution with respect to financial commitments while maintaining full exposure to the effects of the gold price.

 Generally, Gold Fields' strategy consists of the following key elements:

  •
  operational excellence, which is aimed at improving returns through the optimization of existing assets. This is achieved in the first instance through improving productivity. Secondly, it also implies the reduction of costs through cost management initiatives and growing assets through inward investment;

  •
  growing Gold Fields by diversifying geographical, technical and product risk through acquiring and developing additional long-life assets. Starting in fiscal 2004, Gold Fields set a goal of achieving an additional 1.5 million ounces of annual gold production by the end of calendar 2009; and

  •
  securing the future of Gold Fields by earning and maintaining what Gold Fields calls its "license to operate" in those countries and regions in which it operates and by upholding strong principles of corporate governance. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located to deal with issues related to sustainable development.

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

Acquisitions and Exploration

 Gold Fields is one of the largest producers of gold in the world, based on annual gold production. Gold Fields' corporate development mandate is to grow as a world leader in developing and operating low-cost, long life precious metal mines. Gold Fields is sensitive to the fact that increased competition for acquisitions and higher gold prices are pushing asset prices to levels that threaten returns. The impact on returns has been exacerbated by higher input costs, particularly as significant increases in base metal prices has led to increased mining of base metals, which uses some of the same inputs as gold mining, and therefore has increased overall demand for those products.

 For acquisitions of gold assets or companies outside South Africa, Gold Fields is at somewhat of a disadvantage to certain of its competitors, but this also has offsetting strengths. First, South African exchange control regulations limit Gold Fields' ability to provide guarantees or borrow outside South Africa without express approval from the South African Reserve Bank, or the SARB. However, in his speech to Parliament towards the end of October 2004, the Minister of Finance outlined the South African Treasury's medium-term budget policy statement and repeated that it was the government's eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. There have subsequently been further indications from the Ministry of Finance that it remains the government's intention to gradually phase out the remaining exchange controls over time. Second, shares of South

African companies tend to be viewed as a less attractive acquisition currency than shares of non-South African companies, despite the relaxation of exchange controls. On the other hand, Gold Fields has a strong balance sheet and low debt-to-equity ratio that diminishes the equity pricing disadvantage, and also has a skilled and effective corporate evaluation and acquisition team, and a sound track record in project development.

 Gold Fields also maintains an active global exploration effort for gold and PGMs through exploration offices worldwide and an exploration philosophy that management believes is well focused and cost efficient.

Hedging

 Generally, Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold Fields believes that investors in Gold Fields' shares seek an unlimited exposure to movements in the U.S. dollar gold price and the resulting effect on Gold Fields' earnings.

 However, commodity hedges are sometimes undertaken on a project-specific basis as follows:

  •
  to protect cash flows at times of significant expenditure;

  •
  for specific debt servicing requirements; and

  •
  to safeguard the viability of higher cost operations.

 Gold Fields may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements. In addition, in connection with the acquisition of Western Areas, Gold Fields will be acquiring the Western Areas hedge book. See "—Recent Developments—Acquisition of South Deep."

Reserves of Gold Fields as of June 30, 2006

Methodology

 The June 30, 2006 ore reserve statement presented below formed the basis of the signed Competent Persons Report, requested by Gold Fields and as required by the Johannesburg Stock Exchange, that underpinned its bid for the South Deep Mine during 2006. The mining industry consultant used in the process was previously involved with auditing Gold Fields' ore reserve statements and based these June 30, 2006 ore reserves on site audits, extensive reference to internal reports, documentation prepared by Gold Fields, production details, financial valuations and metallurgical and tailings data for each operation.

 The methodology used by Gold Fields' internally to produce its ore reserve statements as at December 31, 2005 and that used by the mining industry consultant to re-state the ore reserves to June 30, 2006 were similar in nature and involved for each mining asset reviews and assessments of (i) the mining asset, including title, rights and applicable laws; (ii) the geology; (iii) mineralised material from which ore reserves are derived; (iv) the mine plan, schedule and ore reserves; (v) the processing method; (vi) tailings management; (vii) the engineering infrastructure, expected overhead costs and planned capital projects; (viii) human resources; (ix) safety and health issues; (x) any environmental issues, including legislation and liabilities; (xi) valuation, including financial models and resultant net present values; and (xii) risk assessment, including general risks, specific risks and remediation measures.

 The main difference in the process for preparing the ore reserve statement for June 30, 2006 was in the shorter timeframes involved, as only half the time had passed since the preparation of the immediately prior ore reserve statements, resulting in less available data, reviews and processes to which the resulting figures were exposed. The re-statement therefore focused on a review of all available new information, updates, and any other material issues apparent since the last full audit of Gold Fields' ore reserve statements as at June 30, 2005, while also considering Gold Fields' ore reserve declaration as at December 31, 2005. In arriving at the final ore reserves for the June 30, 2006 declaration, following and based on the reviews and assessments outlined above, the ore reserve estimates were updated where material changes were apparent (such as increases to the below infrastructure projects at Kloof and Driefontein), other figures associated with the items outlined above were also updated, and finally mining depletions were applied at the various operations.

 While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the SEC's industry guide number 7, only reserves at each of Gold Fields' operations and exploration projects as June 30, 2006 which qualify as reserves for purposes of the SEC's industry guide number 7 are presented in the table below. See "—Glossary of Mining Terms." In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proven and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution and recovery factors.

 Gold Fields reports reserves using cut-off grades (mainly for open pit operations) and pay limits to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. Cut-off grade is the grade that distinguishes the material within an orebody that is to be extracted and treated from the remaining material. The pay limit is the grade at which an orebody can be mined without profit or loss calculated using an appropriate gold or copper price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under "—Description of Mining Business—Productivity Initiatives." Tonnage and grade may include some mineralization below the selected pay limit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

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

 The following sets out the reserve estimation methodologies for the different categories of reserves at the underground operations of each of the South African mines.

Driefontein

Reserve Classification	Sample Spacing Range Min/Max (meters)	Maximum Distance Data is Projected (meters)
Proven	3 to 180	110
Probable (AI)(1)	3 to 1,140	570
Probable (BI)(1)	3 to 2,840	1,420

Note:

(1)
AI is above infrastructure; BI is below infrastructure.

 For proven reserves, the orebody is opened-up and sampled on a 3 meter spacing for development (such as raises), and a 5 meter grid for stoping, together with underground borehole spacings ranging from tens to hundred of meters. Blocks classified as proven are therefore generally adjacent to close spaced sampling and generally pierced by a relatively dense irregular pattern of boreholes. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids, ranging from 10 meter to 20 meter block sizes.

 For above infrastructure probable reserves, the estimates access the significant numbers of samples on a 3 meter spacing for development, and a 5 meter grid for stoping bordering these areas. In addition underground borehole spacings ranging from tens to hundred of meters are used together with surface drillholes and seismic surveys. Blocks classified as probable (AI) are generally adjacent to blocks classified as proven. Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium to macro scale sized grids ranging from 40 meter to 420 meter sizes, or through declustered averaging or Sichel "t" techniques. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

 For below infrastructure probable reserves, the estimates access the significant numbers of samples on a 3 meter spacing for development, and a 5 meter grid for stoping above these areas. In addition underground borehole spacings ranging from tens to hundred of meters are used together with surface drillholes and seismic surveys. Blocks classified as probable (BI) are generally below blocks classified as proven or probable (AI). Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium to macro scale sized grids ranging from 40 meters to 420 meter sizes, or through declustered averaging or Sichel "t" techniques. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

Kloof

Reserve Classification	Sample Spacing Range Min/Max (meters)	Maximum Distance Data is Projected (meters)
Proven	3 to 150	150
Probable (AI)(1)	3 to 718	360
Probable (BI)(1)	3 to 1,390	890

Note:

(1)
AI is above infrastructure; BI is below infrastructure.

 Estimations for proven reserves are made on the same basis as at Driefontein.

 Estimations for above infrastructure probable reserves are made on the same basis as at Driefontein, but with medium sized kriged grids starting from 40 meters to macro blocks of 400 meters. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

 Estimations for below infrastructure probable reserves are made on the same basis as at Driefontein, but with medium sized kriged grids starting from 40 meters to macro blocks of 400 meters. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at Driefontein. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

Beatrix

Reserve Classification	Sample Spacing Range Min/Max (meters)	Maximum Distance Data is Projected (meters)
Proven	3 to 120	120
Probable (AI)(1)	3 to 940	750
Probable (BI)(1)	540 to 610	740

Note:

(1)
AI is above infrastructure; BI is below infrastructure.

 Estimations for proven reserves are made on the same basis as at Driefontein but with kriging blocks ranging from 16 meters to 32 meters.

 Estimations for above infrastructure probable reserves are made on the same basis as at Driefontein but with medium-sized kriged blocks of 32 meters, and macro geological zone estimates being made through declustered averaging or Sichel "t" techniques. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

 Estimations for below infrastructure probable reserves are made on the same basis as at Driefontein but with medium-sized kriged blocks being 32 meters, to macro geological zone estimates through declustered averaging or Sichel "t" techniques. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at Driefontein. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

 The primary assumptions of continuity of the geologically homogenous zones are driven by the geological model, which is updated only if new information arises. Any changes to the model are subject to peer, internal technical corporate consultant and independent consultant review. Historically, mining at South African deep level gold mines has shown significant geological continuity, so that new mines were started based on limited surface borehole information. Customarily, geological facies are primarily based on the definition of different facies within each conglomerate horizon. These facies are extrapolated into new, undeveloped areas taking into account any surface borehole data in those areas. Normally these facies are continuous, supported by extensive historical sample databases, and can be incorporated in the macro kriging of large blocks.

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

Reserve Statement

 As of June 30, 2006, Gold Fields had aggregated attributable proven and probable gold reserves of approximately 61.8 million ounces as set out in the following table.

Gold ore reserve statement as of June 30, 2006(1)

	Tons	Proven reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 12 months ended June 30, 2006(2)
	(million)	(g/t)	('000 oz)	(million)	(g/t)	('000 oz)	(million)	(g/t)	('000 oz)	('000 oz)
Underground
Driefontein (total)	26.0	7.8	6,491	61.3	8.1	15,918	87.3	8.0	22,408	1,011
Above infrastructure(3)	26.0	7.8	6,491	27.8	8.0	7,120	53.8	7.9	13,611	1,011
Below infrastructure(3)	—	—	—	33.5	8.2	8,798	33.5	8.2	8,798	—
Kloof (total)	13.7	9.7	4,286	29.3	10.2	9,590	43.0	10.0	13,877	897
Above infrastructure(3)	13.7	9.7	4,286	24.1	9.8	7,568	37.8	9.8	11,854	897
Below infrastructure(3)	—	—	—	5.2	12.1	2,022	5.2	12.1	2,022	—
Beatrix (total)	15.9	4.9	2,517	28.7	5.9	5,410	44.6	5.5	7,927	596
Above infrastructure(3)	15.9	4.9	2,517	28.7	5.9	5,410	44.6	5.5	7,927	596
Australia
St. Ives	0.2	5.4	27	5.0	5.4	868	5.1	5.4	895	243
Agnew	0.6	12.1	237	0.9	7.2	211	1.5	9.2	448	166
Total Underground	56.4	7.5	13,558	125.2	7.9	31,997	181.5	7.8	45,555	2,913
Surface (Rock Dumps)
Driefontein	—	—	—	6.2	1.1	225	6.2	1.1	225	139
Kloof	—	—	—	9.9	0.7	216	9.9	0.7	216	17
Beatrix	—	—	—	0	—	0	0	—	0	—
Surface (Production Stockpile)
Ghana
Tarkwa	4.1	0.8	102	—	—	—	4.1	0.8	102	—
Damang	5.4	1.2	210	—	—	—	5.4	1.2	210	—
Australia
St. Ives	7.1	1.1	257	—	—	—	7.1	1.1	257	—
Agnew	0.4	1.4	19	—	—	—	0.4	1.4	19	—
Surface (Open Pit)
Ghana
Tarkwa	117.9	1.3	5,021	120.2	1.2	4,758	238.0	1.3	9,779	504	(4)
Damang(5)	3.2	2.4	247	8.6	1.7	471	11.7	1.9	717	167	(4)
Australia
St. Ives(5)	1.4	2.8	123	10.4	1.9	647	11.8	2.0	770	253	(4)
Agnew(5)	0.6	2.5	47	1.7	3.1	172	2.2	3.1	218	56	(4)
Venezuela
Choco 10	1.3	3.7	162	17.8	1.7	972	19.1	1.8	1,133	24
Peru
Cerro Corona	22.0	1.2	816	57.0	1.0	1,761	79.1	1.0	2,578	—

Total Surface	163.4	1.3	7,004	231.7	1.2	9,222	395.0	1.3	16,224	1,160

Total	219.8	2.9	20,562	356.9	3.6	41,219	576.6	3.3	61,778	4,073

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

  (c) For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine's measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple orebody styles and mining methodologies. The mine dilution factors are as follows: (i) Driefontein 24%; (ii) Kloof 22%; (iii) Beatrix 23%; (iv) Tarkwa 10%; (v) Damang 11% to 15%; (vi) St. Ives 16% to 18%; and (vii) Agnew 10% to 20%.

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

  (e) The pay limit (South African operations) and cut-off grade (International operations) vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) Driefontein 1,520 cm.g/t; (ii) Kloof 1,500 cm.g/t; (iii) Beatrix 970 cm.g/t; (iv) Tarkwa 0.33 g/t for heap leach and 0.54 g/t for mill feed; (v) Damang 0.89 g/t for fresh ore and 0.59 g/t for oxide ore; (vi) St. Ives 0.8 g/t for heap leach, 1.0 g/t for mill feed—open pit, and 2.2—5.1 g/t for mill feed—underground; (vii) Agnew 0.71-0.89 g/t for mill feed—open pit, and 3.1—6.1 g/t for mill feed—underground.

  (f) Totals may not sum due to rounding. Where this occurs it is not deemed significant

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

(4)
Includes some gold produced from stockpile material, which cannot be separately measured.

(5)
Excludes inferred material within the pit design.

 The following table sets forth the proven and probable copper reserves of the Cerro Corona Project as of June 30, 2006, that are attributable to Gold Fields.

Copper ore reserve statement as of June 30, 2006

	Tons	Proven Reserves Grade Cu	Cu	Tons	Probable Reserves Grade Cu	Cu	Tons	Total Reserves Grade Cu	Cu	Attributable Copper production in the 12 months ended June 30, 2006
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit) Peru
Cerro Corona	20.7	0.6	288	55.1	0.5	591	75.9	0.5	879	—

Gold and copper price sensitivity

 The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different from the gold price of $400 per ounce used to estimate Gold Fields' attributable reserves of 61.8 million ounces of gold as of June 30, 2006 listed above, Gold Fields' operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields' reserves as of June 30, 2006 listed above, but applying different gold prices that are 10% above and below the $400 per ounce gold price used to estimate Gold Fields' attributable reserves, the attributable gold reserves of Gold Fields' operations would have been as follows (excluding attributable reserves from Choco 10 as explained below):

	$ 360/oz		$ 400/oz	$ 440/oz
	('000 oz)
Driefontein(1)	14,145	(2)	22,633	22,741
Kloof(1)	10,432	(3)	14,092	15,526
Beatrix(1)	6,402		7,927	9,362
Tarkwa	8,404		9,881	12,441
Damang	814		928	984
St. Ives	1,622		1,921	2,100
Agnew	538		685	753
Cerro Corona	2,419		2,578	2,578	(4)

Total(1)(5)	44,776		60,645	66,485

Notes:

(1)
South African operations' reserves include run-of-mine ore stockpiles.

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

 Gold Fields' attributable gold reserves decreased from 62.8 million ounces at June 30, 2005 to 61.8 million ounces at June 30, 2006, primarily as a result of depletion due to mining, and offset in part by the inclusion of Choco 10.

 The amount of copper mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of copper. At copper prices different from the copper price of $1.00 per pound used to estimate Gold Fields' attributable copper reserves of 879 million pounds as of June 30, 2006 listed above, Gold Fields' operations would have had significantly different copper reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields' copper reserves as of June 30, 2006 listed above, but applying different copper prices that are 10% above and below the copper price of $1.00 per pound used to estimate Gold Fields' attributable copper reserves, the attributable copper reserves of Gold Fields' operations would have been as follows:

	$ 0.90/lb	$ 1.00/lb	$ 1.10/lb
	Copper (million lbs)
Cerro Corona	861	879	879	(1)

Note:

(1)
Under the current tailings dam design at the Cerro Corona Project, reserves would not respond to an upward movement of the copper price because of current capacity constraints at the tailings storage facility for the Cerro Corona Project.

 Gold Fields' methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under "—Methodology." Accordingly, the sensitivity analysis of Gold Fields' reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields' reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, nor should it be relied upon as a basis for estimating Gold Fields' ore reserves based on the current gold or copper price or what Gold Fields' reserves will be at any time in the future. See "Risk Factors—Gold Fields' reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.

Geology

 The majority of Gold Fields' gold production is derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. These properties include the Beatrix operation, the Driefontein operation and the Kloof operation. These mines are typical of the many Witwatersrand Basin operations, which together have produced over 1.3 billion ounces of gold over a period of more than 100 years.

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

 For a discussion of the geological features present at the Tarkwa, Damang, St. Ives, Agnew and Choco 10 mines, see the geology discussion contained in the description of each of those mines found below under "—Gold Fields' Mining Operations—Tarkwa," "—Gold Fields' Mining Operations—Damang," "—Gold Fields' Mining Operations—St. Ives," "—Gold Fields' Mining Operations—Agnew" and "—Gold Fields' Mining Operations—Choco 10."

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

Underground Mining

Developing Access to the Orebody

 For Gold Fields' South African underground mines, access to orebodies is provided through vertical, inclined and declined shaft systems. If additional depth is required to fully exploit the reef, and it is economically feasible, then secondary (sub-vertical) or tertiary shafts are sunk from the underground levels. Horizontal development at various intervals of a shaft, known as levels, extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. South African mine layouts generally follow a linear, crisscross pattern, while Australian mines have more varied layouts and typically use a spiral-shaped decline layout to descend alongside the orebody.

Extracting the Orebody

 Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis and broken ore is scraped into and down gullies to ore passes, where it is channeled to the crosscut below. The ore is then hauled by rail to shaft ore passes, where it is tipped into loading stations for hoisting to the surface. Mining methods employed at Gold Fields' operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling. South African mining methods tend to be more labor intensive than the Australian operations.

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

Mine Planning and Management

 Operational and planning management on the mines receives support from corporate management and centralized support functions. The current philosophy is one of bottom-up management, with the non-financial operational objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields' head office. This is based on the premise that the people on the ground have the best understanding of what is realistically achievable.

 Gold Fields has a two-stage mine planning process. Each operation compiles a life of mine, or LoM, plan during the first half of each fiscal year and a detailed two-year operational plan during the second half of each fiscal year, based on financial parameters issued to the operation by Gold Fields' Operating Committee. See "Directors, Senior Management and Employees—Operating Committee." The operational plan is presented to Gold Fields' Board before the commencement of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields' capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 75 million (South Africa), A$15 million (Australia) and US$10 million (Ghana/Peru/Venezuela) are submitted to the full Board for approval.

 The South African operations have implemented an integrated electronic reserve and resource information system, called IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short- and long-term planning and more timely identification of production shortfalls. Short-term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the

LoM and the operational plan are issued to the operations from the head office and relevant survey and evaluation factors are determined in accordance with Gold Fields' guidelines. Significant changes in the LoM plans may occur from year to year as a result of mining experience, new ore discoveries, changes in the ore reserve estimates, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices.

Processing

 Gold Fields currently has 15 gold plants (seven in South Africa, four in Ghana, three in Australia and one in Venezuela) which treat ore to extract gold. A typical gold processing plant circuit includes two phases: comminution and treatment.

Comminution

 Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Most of Gold Fields' milling circuits utilize SAG milling where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a minimum size before proceeding to the treatment phase.

Treatment

 In all of Gold Fields' metallurgical plants, gold is extracted into a leach solution by leaching with cyanide in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the CIL or CIP process. The activated carbon is then eluted with gold recovered by electrowinning.

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

  •
  Project 100+:  This initiative is focused on adding ongoing and sustainable cost savings at the South African operations. The objectives for 2006 were to improve efficiencies and controls in labor management, transport and maintenance spending and to improve employee wellness and working conditions. Current projects include a labor optimization project, a management project focusing on hot and cold water systems and an initiative to replace diesel operated locomotives with battery operated locomotives, all of which are expected to produce savings and other benefits in fiscal 2007. Additionally, Gold Fields expects the shutdown of pumping at Kloof's Shaft No. 5 to continue to realize savings in fiscal 2007 and the Company is continuing to install equipment in furtherance of a pump efficiency monitoring initiative that Gold Fields plans to roll out in the second quarter of fiscal 2007.

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

Refining and Marketing

 Gold Fields has appointed Rand Refinery Limited, or Rand Refinery, to refine all of Gold Fields' South African produced gold. Rand Refinery is a private company in which Gold Fields holds a 33.1% interest, with the remaining interests held by other South African gold producers.

 On June 1, 2004 Gold Fields exercised its right under its agreement with Rand Refinery to sell all of Gold Fields' gold production from its South African operations, with effect from October 1, 2004. Prior to that time, Rand Refinery was the exclusive agent to sell Gold Fields' South African produced gold, and Gold Fields' treasury was appointed by Rand Refinery to act as its agent with respect to the sale of 50% of such gold to international customers. Under the new arrangement, Rand Refinery advises Gold Fields from time to time on the amount of gold available for sale. Gold Fields sells the gold at the London afternoon fixing price for the day if it is so advised. Within two business days after receipt of this advice, Gold Fields deposits an amount in U.S. dollars equal to the value of the gold sold into Rand Refinery's nominated U.S. dollar account. On the date of the deposit, Rand Refinery, in turn, deducts any refining and administrative charges payable by Gold Fields relating to such amount of gold, and deposits the balance of the money into the nominated U.S. dollar account of Gold Fields. Gold Fields pays Rand Refinery an amount for administrative services associated with delivery of the refined gold of $0.05 per troy ounce of gold and a refining fee of $0.32 per troy ounce of gold received by Rand Refinery.

 All gold produced by Gold Fields at the Tarkwa and Damang mines is refined by Rand Refinery pursuant to two non-exclusive agreements entered into in October 2004 between Rand Refinery and Gold Fields Ghana, and between Rand Refinery and Abosso. Under these agreements, Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Under these agreements, Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of delivery. Rand Refinery receives refining fees of $0.33 per ounce of gold received, and a realization fee equal to $0.16 per ounce of gold refined. Each of these agreements continues until either party terminates it upon 90 days' written notice.

 In Australia, all gold produced by St. Ives and Agnew is refined by AGR Joint Venture, which is tradenamed Australian Gold Refineries, or AGR Matthey. The AGR Joint Venture is a partnership between Australian Gold Pty Ltd and WA Mint, which is trade named Perth Mint. Under an agreement which became effective on September 1, 2002 and was amended on September 1, 2005 among St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Matthey, AGR Matthey refines the gold produced by St. Ives and Agnew for a refining fee of A$0.38 per ounce of gold, which is scheduled to further increase to A$0.44 per ounce of gold from January 1, 2007, plus a transportation fee. The transportation fee is calculated as A$0.096 per ounce plus fixed fees per shipment. AGR Matthey retains 0.1% of the gold and 1.0% of any silver it refines to cover losses in the refining process. AGR Matthey collects the gold from St. Ives and Agnew, refines it and credits the gold to the relevant metals account held by St. Ives and Agnew with AGR Matthey. St. Ives and Agnew then inform the Gold Fields corporate office in Johannesburg of the amount available for sale in Perth, Australia. After confirming the relevant amount with AGR Matthey, Gold Fields either sells the gold directly to AGR Matthey at the London afternoon fixing price less $0.10 per ounce or it swaps the gold into London at a fee of $0.27 per ounce, which means that AGR Matthey provides gold in London for sale by Gold Fields in an amount equal to the gold from St. Ives and Agnew located in Perth. In the case of a location swap, AGR Matthey is instructed to credit St. Ives' or Agnew's metal account held with Deutsche Bank, London. Once the gold is sold to a third party, Deutsche Bank, London is instructed by Gold Fields to deliver the gold to the relevant counterparty bank. This agreement continues indefinitely until terminated by either party upon 90 days' written notice.

 In Venezuela, a minimum of 15% of the gold produced must be sold locally. Currently, Gold Fields sells gold locally to a small group of local buyers. These buyers pay in advance of collection of the gold at a price based on the London afternoon fixing price on the day the transaction is negotiated. Actual delivery takes place approximately four days later, once the proceeds have been deposited in Gold Fields' bank account. The price for the transaction is converted to Bolivars at the official exchange rate of 2,150 Bolivars per dollar and payment is made in Bolivars at this rate, less a discount which is currently a maximum of 3% and which is subject to negotiation with each purchaser. On June 17, 2005, PMG entered into a Gold Supply Agreement with International Gold and Silver B.V., or IGSBV, a Dutch Gold Fields-related company, for the sale or delivery as payment in kind of all the gold produced in Choco 10, up to a maximum aggregate annual amount of 200,000 ounces of gold. Under the Venezuelan exchange control system, proceeds of sales under this agreement must be repatriated to Venezuela and converted to Bolivars at the official exchange rate of 2,150 Bolivars per U.S. dollar within six months. See "—Regulatory and Environmental Matters—Venezuela—Exchange Controls." In turn, IGSBV entered into a contract as of August 15, 2005, with MKS Finance S.A., or MKS, in Switzerland for the refining and purchase of exported gold. Under this agreement, Gold Fields is able to sell the gold to MKS, or arrange for it to be sold to a third party. If it sells to MKS, the price is agreed between Gold Fields and MKS as the spot price, the London AM or PM fixing price or any other agreed price on the so-called outturn date, which is normally the fourth or fifth day after the unrefined gold is delivered to the refinery. Gold Fields has the right to elect to receive a provisional payment of up to 95% of the estimated value of the gold one working day after receipt of the unrefined gold at the refinery. In that event, MKS is entitled to charge interest on the prepayment amount until the outturn date and the final payment is made based on the spot rate on the outturn date. The refining fee or treatment charge is either $0.49 per ounce or $0.44 per ounce, depending on the gold content of the material being refined, and Gold Fields may also pay transportation costs depending on where the gold is delivered to MKS. The agreement expires on September 30, 2007 and will be automatically renewed for a period of 24 months unless either party gives at least one month's notice that it wishes to terminate the agreement on its expiration date.

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

Gold Fields' Mining Operations

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

	Year ended June 30,
Production
	2004	2005	2006
Tons ('000)	46,028	47,880	49,366
Recovered grade (g/t)	3.0	2.9	2.7
Gold produced ('000 oz)(1)	4,406	4,488	4,348
Results of operations ($ million)
Revenues	1,706.2	1,893.1	2,282.0
Total production costs(2)	1,538.3	1,764.0	1,860.6
Total cash costs(3)	1,332.5	1,483.3	1,590.6
Cash profit(4)	373.7	409.8	691.4
Cost per ounce of gold ($)
Total production costs	349	393	428
Total cash costs	302	331	366

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

(2)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(3)
For a reconciliation of Gold Fields' total cash costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(4)
Cash profit represents revenues less total cash costs.

Underground Operations

 The following chart details the operating and production results for fiscal 2004, 2005 and 2006 for all operations owned by Gold Fields as of June 30, 2006. The underground operations include all of the mines in the South African operations and the underground portions of the mines in the Australian operation.

	Year ended June 30,
Production
	2004	2005	2006
Tons ('000)	13,231	13,807	12,831
Recovered grade (g/t)	7.0	7.1	7.1
Gold produced ('000 oz)	2,982	3,172	2,915
Results of operations ($ million)
Revenues	1,153.4	1,336.4	1,526.1
Total production costs(1)	1,139.6	1,340.3	1,298.8
Total cash costs(2)	996.6	1,133.8	1,117.7
Cash profit(3)	156.8	202.6	408.4
Cost per ounce of gold ($)
Total production costs	382	423	446
Total cash costs	334	357	383

Notes:

(1)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(2)
For a reconciliation of Gold Fields' total cash costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

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

	Year ended June 30,
Production
	2004	2005	2006
Tons ('000)	32,797	34,073	36,535
Recovered grade (g/t)	1.4	1.2	1.2
Gold produced ('000 oz)(1)	1,424	1,316	1,433
Results of operations ($ million)
Revenues	552.8	556.7	755.9
Total production costs(2)	398.7	424.7	561.8
Total cash costs(3)	335.9	349.5	472.9
Cash profit(4)	216.9	207.2	283.0
Cost per ounce of gold ($)
Total production costs	280	323	292
Total cash costs	236	265	330

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

(2)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(3)
For a reconciliation of Gold Fields' total cash costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

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

Mining

 The Driefontein operation is engaged in both underground and surface mining, and is thus subject to all of the underground and surface mining risks discussed in "Risk Factors." Due to the operating depths and extensive mined out areas, seismicity and the damage caused by seismicity are serious safety and productivity issues at Driefontein. The serious injury frequency rate for fiscal 2005 and fiscal 2006 remained constant at 7.4 serious injuries for every million hours worked. The serious injury rate for fiscal 2004 was 7.3 serious injuries for every million hours worked. In fiscal 2006, the fatal injury frequency rate increased to 0.33 fatalities for every million hours worked, as compared to 0.17 in fiscal 2005. The fatal injury rate for fiscal 2004 was 0.28 for every million hours worked.

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

 In fiscal 2006, production was affected by industrial action at Driefontein due to a national strike in August 2005 and one national "stay away" day. In addition, production was affected by the declaration of a new public holiday, National Election Day, on March 1, 2006. See "Directors, Senior Management and Employees—Labor Relations—South Africa."

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

 During fiscal 2006, Driefontein produced approximately 1.0 million ounces of gold from underground operations, which was slightly less than planned. The shortfall was largely due to seismicity and a lack of mineable face length at Shaft Nos. 4 and 6. For the same period, Driefontein did not meet its development targets at Shaft Nos. 1 and 4, mainly due to seismicity. Driefontein's productivity improvement strategies were severely hampered by unavailable labor and industrial action, which led to lost days, as well as unexpected levels of worker absence, which caused challenges in managing the mining process. In response, Driefontein initiated an intensive program to focus on daily labor absence problems.

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

 Regarding Driefontein's surface operations, the plant clean-up operations which were undertaken from fiscal 2004 to 2006 are now complete. Surface operations are now confined exclusively to the processing of low grade surface material. The biggest risk facing the surface operations is the decrease in grade of the remaining dumps. In order to manage this risk, the grade of the rock dumps is monitored on a daily basis and the mining method can cater for screening (upgrading) if the grade drops below the required cut-off grade. This process reduces the tonnage that will be available for processing. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. Driefontein has a risk management system in place that guides the mining of the rock dumps to minimize these risks.

 Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,
Production
	2004	2005	2006
Tons ('000)	6,438	6,694	6,867
Recovered grade (g/t)	5.5	5.4	5.2
Gold produced ('000 oz)	1,141	1,163	1,150
Results of operations ($ million)
Revenues	440.4	489.7	599.9
Total production costs(1)	405.6	442.3	467.6
Total cash costs(2)	354.5	383.6	408.5
Cash profit(3)	85.9	106.1	191.4
Cost per ounce of gold ($)
Total production costs	355	380	407
Total cash costs	311	330	355

Notes:

(1)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(2)
For a reconciliation of Gold Fields' total cash costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

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

 Assuming that Gold Fields does not increase or decrease reserve estimates at Driefontein and that there are no changes to the current mine plan at Driefontein, Driefontein's June 30, 2006 proven and probable reserves of 22.6 million ounces of gold will be sufficient to maintain production through approximately fiscal 2035. However, as discussed earlier in "Risk Factors" and "—Mine Planning and Management," there are numerous factors which can affect reserve estimates and the mine plan, which thus could materially change the life of mine.

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

History

 Kloof's present scope of operations is the result of the consolidation of the Kloof, Libanon, Leeudoorn and Venterspost mines. Gold mining began in the area now covered by these operations in 1934.

Geology

 The majority of production at Kloof is from the VCR, which occurs at depths between 1,300 meters and 3,500 meters below surface. The VCR is a tabular orebody that has a general northeast-southwest strike and dips to the southeast at between 20 and 45 degrees. The MVR is classified as Kloof's secondary reef and minor production volumes are also delivered from the Kloof Reef, or KR, and Libanon Reef, or LR.

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

Mining

 The Kloof operation is engaged in underground mining, and is thus subject to all of the underground risks discussed in "Risk Factors." The primary challenge facing the Kloof operation is seismicity, and to a lesser extent flammable gas. Gold Fields seeks to reduce the impact of seismicity at Kloof by using the closely spaced dip pillar mining method. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Also, as with Driefontein, Kloof requires extensive cooling infrastructure to maintain comfortable conditions for workers due to the extreme depth of its operations. The serious injury frequency rate at Kloof in fiscal 2006, 2005 and 2004 was 8.3, 7.9 and 9.9 injuries per million hours worked, respectively. The fatality frequency rate in fiscal 2006, 2005 and 2004 was 0.37, 0.28 and 0.41 fatalities per million hours worked, respectively.

 Sixteen workers lost their lives at Kloof in fiscal 2006, as compared to the mine's 12 fatalities in fiscal 2005, primarily due to falls of ground and seismicity, but also as a result of a mud rush, an underground fire, falling material and a shaft conveyance accident. In the first quarter of fiscal 2007, there were five fatalities at Kloof, four due to gravity falls of ground and one due to seismicity. Management has reviewed this increase in injury frequency rates during fiscal 2006 and as a consequence has intensified its campaign on safety at Kloof mine through its safety and development programs, including the Kloof Eyethu team development program and the Snakes safety campaign. These are team development programs that focus on the aspects pertaining to employee behavior that will impact positively on the operational performance, in terms of safety and productivity. Additionally, Kloof achieved one million fatality-free shifts in the fourth quarter of fiscal 2006 and Shaft Nos. 4 and 7 each achieved one million fatality-free shifts as well.

 In the first part of the 2006 fiscal year, some of Kloof's planned production targets faced challenges. For example, in August, employees worked fewer shifts because of wage-related industrial action, and there was a slow return to standard production levels thereafter. In addition to the national strikes, further work stoppages at Kloof in fiscal 2006 were related to the National Election Day on March 1, 2006, two national "stay away" days and a dispute relating to the Christmas break, which resulted in one day's production being lost before Christmas and a slow start up for the week after the Christmas break. There were no other interruptions to production due to operational causes in fiscal 2006, although production was affected by the new public holiday, National Election Day, on March 1, 2006. See "Directors, Senior Management and Employees—Labor Relations—South Africa."

 The first two quarters' grades were lower than anticipated because of changes in the topography of the VCR, primarily in the eastern parts of the mine. As a result, grade management is increasingly focused on capturing the variability of the VCR model. During fiscal 2006, Kloof processed 61% less surface rock dump material and 7% less underground tonnage than in fiscal 2005. The recovered grade improved by 13% as a result of the reduced lower grade surface rock dump material. The net effect of the above was a decrease of 12% in gold production from fiscal 2005 to fiscal 2006.

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

 Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,
Production
	2004	2005	2006
Tons ('000)	4,983	4,655	3,666
Recovered grade (g/t)	6.5	6.9	7.8
Gold produced ('000 oz)	1,038	1,037	914
Results of operations ($ million)
Revenues	400.9	436.4	479.3
Total production costs(1)	403.0	464.6	437.0
Total cash costs(2)	353.8	393.2	384.5
Cash profit(3)	47.2	43.2	94.8
Cost per ounce of gold ($)
Total production costs	388	448	478
Total cash costs	341	379	421

  Notes:

  (1)
  For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

  (2)
  For a reconciliation of Gold Fields' total cash costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

  (3)
  Cash profit represents revenues less total cash costs.

 Tonnage milled in fiscal 2006 decreased from fiscal 2005 due to the closure of No. 3 Plant in March 2005. Gold production for fiscal 2006 decreased by 11.9% to 0.914 million ounces from 1.037 million ounces in fiscal 2005, because the first two quarters' grades were lower due to changes in the slope/terrace topography of the VCR, primarily in the eastern parts of the mine. In fiscal 2006, underground ore grade fell 4.4%, from 9.1 g/t in fiscal 2005 to 8.7 g/t. Total cash costs per ounce increased by 11.1% in fiscal 2006, mostly attributable to lower production volumes, which similarly impacted total production costs per ounce. However, operating margins were positively impacted due to the higher gold price during the year.

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

 Assuming that Gold Fields does not increase or decrease reserve estimates at Kloof and that there are no changes to the current mine plan at Kloof, Kloof's June 30, 2006 proven and probable reserves of 14.1 million ounces of gold will be sufficient to maintain production through approximately fiscal 2025. However, as discussed earlier in "Risk Factors" and "—Mine Planning and Management," there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

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

(3)
After CIP treatment, electrowinning occurs at No. 2 Plant.

 In fiscal 2006, the Kloof plants collectively extracted approximately 97.5% of gold contained in ore delivered for processing. An outside contractor, Jet Demolition, is currently in the process of demolishing and recovering any gold remaining at No. 3 Plant, which was closed in March 2005 because the costs of processing waste surface material, which was this plant's sole operation, exceeded the revenue generated from that material. As part of this process, the contractor will also be rehabilitating the area. It is expected that the entire project will be complete between the second and third quarters of fiscal 2007.

Capital Expenditure

 Gold Fields spent approximately Rand 208 million on capital expenditures at the Kloof operation in fiscal 2006, primarily on ventilation, refrigeration and general infrastructure for the Shaft No. 1 pillar extraction, Shaft No. 3 drop-down development and development at Shaft No. 4. Gold Fields expects to spend approximately Rand 350 million on capital expenditure in fiscal 2007, primarily on development at Shaft No. 4, the Shaft No. 1 pillar extraction, the KEA, housing and hostel accommodation upgrades by the mine's Property Division, development at the metallurgical plants and a new surface refrigeration plant at Shaft No. 7.

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

History

 Beatrix's present scope of operations is the result of the consolidation with effect from July 1, 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

 The Beatrix mine exploits the Beatrix Reef, or BXR, at Shaft Nos. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs are developed on the Aandenk erosional surface and dip to the north and north-east at between four degrees and nine degrees.

 In general, the BXR occurs at depths of between 570 meters and 1,380 meters and the KKR occurs at depths of between 1,800 meters and 2,200 meters. Both the BXR and KKR reefs are markedly channelized and consist of multi-cycle, upward fining conglomerate beds with sharp erosive basal contacts. A general east-west trending pay-zone, some 800 to 1,000 meters wide, has been identified east of Shaft No. 4 and is known as the main channel Zone 2. In addition, surface exploratory drilling and underground development has exposed additional reserves to the south of Beatrix's main channel Zone 5, which now represents the majority of the reserves at the operation. Ongoing development and underground exploration drilling has continued over the past fiscal year so that all facies and structures have been updated and layouts and planning adapted. This has been done to take new information into account as part of usual mine planning practices.

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

 The Beatrix mine is engaged in underground mining, and thus is subject to all of the underground mining risks discussed in "Risk Factors." The primary safety risks at Beatrix are falls of ground, tramming accidents and flammable gas explosions. Beatrix uses a telemetric monitoring system coupled with an extensive ventilation system to help monitor flammable gas. Although Beatrix achieved five million fatality-free shifts in fiscal 2006, there were seven fatalities at its operations due to falls of ground, two tramming accidents and one explosive accident on the surface. In fiscal 2005, there were three fatalities at Beatrix due to accidents during mining. Beatrix experienced no shaft closures for any length of time in fiscal 2006 or to date in fiscal 2007 due to accidents. In the first quarter of fiscal 2007, there were two tramming fatalities. Beatrix does experience seismic events and, while the seismic risk is much lower at Beatrix than it is at Kloof or Driefontein, the operation manages these events with a seismic network consisting of several geophones. The serious injury frequency rate for fiscal 2006, 2005 and 2004 was 4.37, 4.72 and 5.64 serious injuries for every million hours worked, respectively, reflecting an improvement in the frequency of serious injuries over the period. In fiscal 2006, the fatal injury frequency rate increased to 0.24 fatalities for every million hours worked, as compared to 0.10 in fiscal 2005. The fatal injury rate for fiscal 2004 was 0.16 for every million hours worked.

 Beatrix embarked on a focused training course and awareness campaign on fall of ground accidents in March 2006. Since the introduction of this campaign, there has been a significant lessening (over 5%) of these types of accidents. This campaign included miner training, hazard awareness, increased supervision and early stope entry examinations. Methane hazard awareness training is ongoing.

 There were a total of seven underground fires in fiscal 2006, two of which occurred at Beatrix North, one at Beatrix South and four at Beatrix West. While two of these fires, one at Beatrix North and one at Beatrix West, affected production for a short period of time, mine systems and emergency processes responded effectively and efficiently to minimize the impact and effects of these fires. As part of the operating requirement for hazardous locations on the mine, all relevant areas are equipped with methane, velocity and/or ventilation door sensors, which are electronic devices that indicate if a ventilation door is open and if air flow is affected. These sensors are connected to the mine's electronic telemetry system. Furthermore, all critical fans are connected to the telemetry system and, in certain instances, equipped with localized alarms. These safety systems are monitored on a 24-hour basis from a central control room from which action is taken in the event of alarm. Since the installation and operation-wide implementation of these safety systems in 2001, Beatrix has experienced no methane fires.

 Production was affected for five days due to a national strike in August 2005. In addition, the mine experienced a labor slowdown for approximately two weeks following the national strike. Further work stoppages at Beatrix in fiscal 2006 were related to two national "stay away" days. There were no other interruptions to production in fiscal 2006 due to operational causes, although production was affected by the new public holiday, National Election Day, on March 1, 2006. See "Directors, Senior Management and Employees—Labor Relations—South Africa."

 Beatrix requires cooling infrastructure to maintain comfortable conditions for workers at depth, although not to the degree necessary at Driefontein and Kloof. The Beatrix West Section has a refrigeration plant installed on its surface, which provides chilled water to bulk air coolers on surface and mid-shaft to the West Section's primary sub vertical shaft, Shaft No. 4. Presently, this cooling system at Shaft No. 4 extends into Zone 5, where Gold Fields expects to install further cooling infrastructure through bulk air coolers during the first quarter of fiscal 2007. The first two of these new bulk air coolers are currently under construction, and completion of the first bulk air cooler is expected by the end of first quarter 2007. The significant refrigeration project at Shaft No. 3 to provide additional cooling capacity, which was originally scheduled to be completed in fiscal 2004, was postponed and the installation of a bulk air cooler is now planned at that shaft. Construction is expected to begin in the first quarter of 2007, which will provide the North Section with cooled air using chilled service water from the refrigeration plant installed on the surface at Shaft No. 1. All design work on this project has already been completed.

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

 In the West Section, stoping and development, coupled with continued underground exploration drilling programs, continued to define and support the higher grade Zone 5 area model. During fiscal 2006, stoping values in the Zone 5 area have exhibited fewer variations and have also confirmed the lateral consistency of the dominant reef type in that area. Stoping and development volumes at the West Section were below expectation in fiscal 2006 for a number of reasons, including the unexpectedly early intersection of a large fault in Zone 5, limited development advances and the necessary modification of development layouts to address the Section's newly revised geological structure. In addition, during the year parts of the West Section were impacted by a number of access way tunnel closures, which primarily occurred as a result of sidewall rock and tunnel deformation from water absorption that causes ground clay to swell. Procedures to help mitigate the decreased stoping volumes and rock extraction in these areas were introduced, including the installation of additional support, rehabilitation and remediation of the affected tunnels and development of alternative by-pass tunnels.

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

 Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,
Production
	2004	2005	2006
Tons ('000)	5,448	4,181	3,551
Recovered grade (g/t)	3.6	4.6	5.2
Gold produced ('000 oz)	625	624	596
Results of operations ($ million)
Revenues	241.4	264.5	312.9
Total production costs(1)	234.9	282.4	264.6
Total cash costs(2)	222.2	253.4	243.6
Cash profit(3)	19.2	11.1	69.3
Cost per ounce of gold ($)
Total production costs	376	452	444
Total cash costs	356	406	409

Notes:

(1)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(2)
For a reconciliation of Gold Fields' total cash costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

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

 Although tonnage processed also decreased from fiscal 2004 to fiscal 2005, ounces of gold produced was unchanged between those years due to higher average underground grades. The primary reason for the higher recovered grade in fiscal 2005 as compared to fiscal 2004 was a decrease in low grade surface material which was being processed on site and toll milled at Harmony's Joel mine, adjacent to Beatrix. All surface milling ceased in January 2005, as it was not contributing to overall profitability at price levels in that financial year. Underground grades were also marginally higher during fiscal 2005 as compared to fiscal 2004 due to an increase in underground mining volumes at the higher grade North and West Sections and the mining of higher grade areas generally.

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

 Assuming that Gold Fields does not increase or decrease reserves estimates at Beatrix and that there are no changes to the current mine plan, Beatrix's June 30, 2006 proven and probable reserves of 7.9 million ounces of gold will be sufficient to maintain production through to approximately fiscal 2020. However, as discussed earlier in "Risk Factors" and "—Mine Planning and Management," there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

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

 The Tarkwa mine is located in south-western Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000, together with two heap leach facilities, referred to as the North Plant and the South Plant. A new SAG mill and CIL plant commenced continuous operations at the Tarkwa property in November 2004. The Tarkwa mine operates under mining leases with a total area of approximately 20,800 hectares. It currently conducts only surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields' agreement with the government of Ghana. The Tarkwa mine has access to the national electricity grid, water, road and railroad infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 140 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road. In the fiscal year ended June 30, 2006, Tarkwa produced 0.709 million ounces of gold, of which 0.504 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of June 30, 2006, Tarkwa had approximately 3,000 employees, including approximately 1,400 employed by outside contractors.

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

Mining

 The Tarkwa mine is engaged in open pit and production stockpile surface mining and is thus subject to all of the surface mining risks discussed in "Risk Factors." Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. Tarkwa had one fatality in fiscal 2006 due to a conveyer belt accident. There was also one fatality in each of fiscal 2004 and 2005. There were no fatalities in the first quarter of fiscal 2007. The overall safety record at Tarkwa has improved dramatically during the last three years due to the introduction of the Occupational Health and Safety Assessment Series 18001, which is an international occupational health and safety management system. The serious injury frequency rate for fiscal 2005 and 2004 was 0.4 and

0.2 serious injuries for every million hours worked, respectively. The serious injury frequency rate for fiscal 2006 was 0.1 injuries per million man hours worked. The fatal injury frequency rate for each of fiscal 2006, 2005 and 2004 was 0.1 fatal injuries for every million hours worked. There were no material work stoppages during fiscal 2006 due to fatalities, but there were three minor interruptions to production during fiscal 2006 caused, respectively, by a higher than average rainfall during October and November of 2005, a power failure and bearing and drive problems with the SAG mill, which have since been resolved.

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

 Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,
Production
	2004	2005	2006
Tons ('000)	16,000	19,633	21,487
Recovered grade (g/t)	1.1	1.1	1.0
Gold produced ('000 oz)(1)	550	677	709
Results of operations ($ million)
Revenues	213.2	287.5	373.0
Total production costs(2)	141.7	196.1	248.2
Total cash costs(3)	126.4	156.9	212.6
Cash profit(4)	86.8	130.6	160.4
Cost per ounce of gold ($)
Total production costs	258	290	350
Total cash costs	230	232	300

Notes:

(1)
In fiscal 2004, 2005 and 2006, 0.391 million ounces of production, 0.481 million ounces of production and 0.504 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

(2)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(3)
For a reconciliation of Gold Fields' total cash costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

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

 Assuming that Gold Fields does not increase or decrease reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa's June 30, 2006 proven and probable reserves of 13.9 million ounces (9.9 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2028. However, as discussed earlier in "Risk Factors" and "—Mine Planning and Management," there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

 Tarkwa's ore can be processed either using conventional heap leach techniques with acceptable recoveries or SAG milling with a CIL plant. The current operation incorporates two separate heap leach circuits, the North Plant and the South Plant, and a new SAG mill plant which was commissioned in 2004. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2006, for each of the plants at Tarkwa:

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

(3)
Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a "progressive" recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of about 64% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

 The SAG mill and CIL plant were commissioned in early fiscal 2005 and consistently exceeded nameplate capacity during fiscal 2006. Furthermore, during fiscal 2006, the two heap leach crushing plants at Tarkwa remained in use while the heap leach pads were upgraded. The amount of tonnage treated at the heap leach facilities rose slightly in fiscal 2006 as a result of continuing improvements to both the North and South Plants, and the new CIL plant processed 4.7 million metric tons. Expansion of the South Plant heap leach pads was completed in the first quarter of fiscal 2006, expansion of the North Plant heap leach pad was completed in the fourth quarter of fiscal 2006 and de-bottlenecking, by way of screen upgrades and pumping improvements, of the CIL plant was completed during the year, resulting in a significant improvement in CIL plant capacity. A feasibility study is currently underway for expansion of the CIL plant's capacity to one million tons per month. This study is expected to be completed by December 2006. If the project is approved by the Board, construction will commence and is scheduled to be completed by mid-2008.

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

 Kwesie North, Tomento, Amoanda and Rex are located approximately 3.0 kilometers south, 5.5 kilometers south, 8.0 kilometers south and 15.0 kilometers south of the Main Plant, respectively. The DPCB and J2SW are located within 1 kilometer of the Main Plant. In addition, the Lima South project, which is an extension of the existing Kwesie North pit, is located approximately 5.0 kilometers south of the Main Plant. Abosso's application for the conversion of its prospecting license for Lima South to a mining lease was granted by the Ghanaian Minerals Commission in March 2006. Mining at Lima South is scheduled to commence in fiscal 2009.

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

Mining

 The Damang mine comprises both open pit and production stockpile surface mining, and is thus subject to all of the surface mining risks discussed in "Risk Factors." Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002, including the first quarter of fiscal 2007. The serious injury frequency rate at Damang for fiscal 2006, 2005 and 2004 was 0.0, 0.2 and 0.3 serious injuries for every million hours worked, respectively, reflecting improvement over the period.

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

 Following Gold Fields' acquisition of this mine in January 2002, an exploration program was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. The Rex pit is scheduled to commence mining during fiscal 2008.

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

 The development of Damang's several satellite pits has increased the size of the mine extensively, requiring compensation payments and in some cases the resettlement of affected landowners. During fiscal 2004 and 2005, the Kwesi-Lima, Amoanda and Tomento North resettlement projects were implemented, involving 192 households in the area. In fiscal 2006, development at Lima South and Tomento involved the resettlement of a further 55 households. The impending commencement of the Rex pit is expected to require resettlement for an additional 37 households in that area.

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

 AMS performs a substantial proportion of the operations at Damang. In January 2006, AMS was awarded a six-year contract beginning June 25, 2005, to reflect the increased scope of works from mining the DPCB and the Damang satellite pits. AMS provides employees, supplies and equipment for mining at Damang, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract that is unavoidable or that is caused by any negligent act or omission of employees of Abosso or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Abosso can terminate its contract at any time without paying any significant penalties or having to purchase any of AMS' equipment, although it has an option to purchase such equipment if desired.

 A different contractor, Engineers & Planners Co. Ltd., performs the ore haulage contract work at Damang, using 30-ton trucks to haul the material from the various satellite pits to the Run of Mine, or RoM, pad, which is the ore stockpile dump close to the crushing plant.

 There were no strikes or material work stoppages at Damang in fiscal 2006.

 Detailed below are the operating and production results at Damang for the past three fiscal years.

	Year ended June 30,
Production
	2004	2005	2006
Tons (`000)	5,236	5,215	5,328
Recovered grade (g/t)	1.8	1.5	1.4
Gold produced (`000 oz)(1)	308	248	235
Results of operations ($ million)
Revenues	120.0	104.3	123.1
Total production costs(2)	75.5	74.9	105.0
Total cash costs(3)	68.5	69.9	101.5
Cash profit(4)	51.5	34.4	21.6
Cost per ounce of gold ($)
Total production costs	245	302	447
Total cash costs	222	282	432

Notes:

(1)
In fiscal 2004, 2005 and 2006, 0.219 million ounces, 0.176 million ounces and 0.167 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso.

(2)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(3)
For a reconciliation of Gold Fields' total cash costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

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

 Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan at Damang, Damang's June 30, 2006 proven and probable reserves of 1.3 million ounces (0.9 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2012. However, as discussed earlier in "Risk Factors" and "—Mine Planning and Management," there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

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

Australia Operations

 On November 30, 2001, Gold Fields acquired from WMC Limited and WMC Resources Limited (collectively, WMC), members of an Australian mining group, WMC's gold mining operations in Australia, including the St. Ives and Agnew gold mining operations. As part of the consideration for the acquisition, Gold Fields agreed to pay to WMC a royalty based on future gold production at St. Ives and Agnew, calculated according to the following criteria:

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

Mining

 St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in "Risk Factors." Seismicity is the primary safety risk with mining increasingly occurring at depths below 500 meters. The risk is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. No fatalities were recorded in fiscal 2004, 2005, 2006 or in the first quarter of fiscal 2007. The serious injury frequency rate for fiscal 2006, 2005 and 2004 was zero, 0.4 and 0.9 serious injuries per million hours worked, respectively.

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

 Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at St. Ives, under an alliance contract which was extended in January 2004 for a five-year period. Leighton provides employees, consumables and equipment for mining ore and waste disposal. The contract is structured so that Leighton carries all the risk on plant and personnel with Gold Fields carrying the risk on costs through reimbursement. Leighton is reimbursed 100% of its costs and is given an additional amount for overhead costs. Payments above costs are contingent upon Leighton achieving certain key performance indicators. Under the terms of the contract, Leighton is liable for claims arising from its performance or non-performance or any loss, damage, injury or death related to the presence of its employees on the sites. Leighton is not liable for claims or loss resulting from the mine owner's negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

 St. Ives sources production from a variety of underground and surface operations, and has a heap leach operation which treats low and marginal grade ore. The principal production sources in fiscal 2006 included the Leviathan and Argo underground mines together with the Mars and Agamemnon open pits. Gold Fields' management expects the principal underground production sources in fiscal 2007 to be similar to fiscal 2006, with the Cave Rocks underground mine contributing as a small additional production source during its development phase, provided the feasibility study on this mine returns successful outcomes. The primary open pit production sources are expected to shift in fiscal 2007 as it is anticipated that the Mars and Agamemnon open pits will be fully depleted during the year and replaced by new open pits at Thunderer, Bahama and Delta North. As many of the operations at St. Ives involve mining deposits on or under Lake Lefroy (which is a shallow salt pan that has water in it only intermittently), extracting ore requires construction of berms and other earthworks to prevent water intrusion. Open pit operations use 180- to 250-ton excavators loading 150-ton trucks. Waste dumps are formed adjacent to the pits or, if practicable, waste is dumped in previously exhausted pits.

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

 St. Ives focused carefully on exploration activities during fiscal 2006. As a result, a "whole of lease" geological study incorporating shallow aircore drilling and deep stratigraphic diamond drilling was undertaken. During fiscal 2007, this program will continue and incorporate follow-up exploration on identified targets. In addition, during fiscal 2006 exploration was advanced on a number of near mine extensions and new mine opportunities.

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

 Detailed below are the operating and production results at St. Ives for the past three fiscal years.

	Year ended June 30,
	2004	2005	2006
Production
Tons ('000)	6,744	6,332	6,690
Recovered grade (g/t)	2.5	2.6	2.3
Gold produced ('000 oz)	543	527	497
Results of operations ($ million)
Revenues	211.8	221.4	260.8
Total production costs(1)(2)	204.7	231.6	242.2
Total cash costs(3)	162.6	176.9	171.9
Cash profit(4)	49.2	44.5	88.9
Cost per ounce of gold ($)
Total production costs	377	439	488
Total cash costs	300	336	346

Notes:

(1)
For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(3)
For a reconciliation of Gold Fields' total cash costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

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

 Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan at St. Ives, St. Ives' June 30, 2006 proven and probable reserves of 1.9 million ounces will be sufficient to maintain production through approximately fiscal

2010. However, as discussed earlier in "Risk Factors" and "—Mine Planning and Management," there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

 The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2006, for each of the plants at St. Ives. The Heap Leach Plant operation treats low and marginal grade ore from St. Ives. The crushing and stacking for this plant was previously conducted by a contractor, Henry Walker Eltin Proprietary Ltd, or Henry Walker Eltin. Gold Fields bought Henry Walter Eltin's crushing equipment, which forms part of the Heap Leach Plant, in fiscal 2005 and now does its own crushing and stacking.

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

(3)
Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 60% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a "progressive" recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of about 60% of contained gold, equivalent to full recovery of all recoverable gold.

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

Mining

 Agnew is engaged in underground mining and in open pit and production stockpile surface mining and is thus subject to all of the underground and surface mining risks discussed in "Risk Factors." The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. There were no fatalities at Agnew in fiscal 2004, 2005, 2006 or in the first quarter of fiscal 2007. The serious injury frequency rate for fiscal 2006, 2005 and 2004 was zero, 2.2 and 3.7 serious injuries per million hours worked, respectively. In fiscal 2006, the Agnew mine was awarded the Australian Mining Prospect Award for 2005 for excellence in Mine Occupational Health and Safety.

 Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at Agnew, under an alliance-style contract which commenced in August 2004 for a 35-month period. Leighton provides employees, consumables and equipment for mining ore and waste disposal. The contract is structured so that Leighton carries all the risk on plant and personnel, with Gold Fields carrying the risk on costs through reimbursement. Leighton is reimbursed 100% of its costs and is given an opportunity to earn a bonus. Bonus payments are contingent upon Leighton achieving certain key performance indicators. Under the terms of the contract, Leighton is liable for claims arising from its performance or non-performance and any loss, damage, injury or death related to the presence of its employees on the sites. Leighton is not liable for claims or loss resulting from the mine owner's negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

 Most underground mining labor at the underground mines is currently provided by Byrnecut Mining Limited, or Byrnencut. Byrnecut provides employees, supplies and equipment for underground mining activities including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under the contracts which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Byrnecut is liable for claims arising from its performance or non-performance and any loss, damage, injury or death related to the presence of its employees on the sites. Byrnecut is not liable for claims or loss due to the mine owner's negligence. Byrnecut is required to ensure that it and any subcontractors have adequate insurance. The current agreement was extended to May 23, 2007 during fiscal 2006 and negotiations have begun on a further extension and scope increase.

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

 Claudius Underground Prospect.    The Claudius underground prospect consists of a parallel extension to Agnew's former Crusader and Deliverer underground mines. The infrastructure associated with the previous mining enabled the establishment, in fiscal 2005, of an exploration decline to the Claudius Prospect. Gold Fields has continued its evaluation of the Claudius Prospect during fiscal 2006 but deferred making a development decision on the project until fiscal 2007, due to the performance of the Kim underground deposit within the Waroonga complex, which has exceeded expectations.

 Vivien Underground Prospect.    The Vivien underground prospect is located approximately six kilometers north-east of the Agnew metallurgical plant. During fiscal 2006, exploration was undertaken to improve management's understanding of geological controls and test for repeat zones of mineralization. Gold Fields expects to complete evaluation of the project during fiscal 2007 and make a decision on development and/or further exploration requirements during the course of the year.

 In fiscal 2006, Gold Fields executed an agreement with BMV Properties Pty Ltd, a subsidiary of Breakaway Resources Limited, or Breakaway. The previous joint venture agreements between the parties encompassing the Vivien deposit and the Miranda tenement package were replaced by an agreement in which Gold Fields is to be the registered tenement holder of all of the Vivien ground and the majority of the Miranda ground with all gold rights going to Gold Fields and all base metals rights going to Breakaway. Breakaway's base metal rights are subject to Gold Fields' right to a 2% royalty on future base metal production on the Miranda tenement. Although the agreement was executed in fiscal 2006, final settlement was dependent on the satisfaction of several outstanding conditions precedent, the principal one being the release of a third-party mortgage held over the tenements for gold and base metal royalties. By the end of fiscal 2006, the agreement of the third-party mortgage holder had been confirmed, but other third-party consents (principally pertaining to access rights) were yet to be obtained. Final settlement is expected to take place in the second quarter of fiscal 2007. In the interim period, Gold Fields and Breakaway have operated under a covering agreement stating that both parties will act in accordance with the terms and conditions as set forth in the new agreement.

 Fiscal 2007 exploration at Agnew will be focused on early stage prospects within the regional tenements, including the Miranda tenement package, while continuing to look at reserve extensions at existing mine operations and feasibility projects, in particular at the Kim deposit.

 Detailed below are the operating and production results at Agnew for the past three fiscal years.

	Year ended June 30,
	2004	2005	2006
Production
Tons ('000)	1,179	1,170	1,323
Recovered grade (g/t)	5.3	5.6	5.2
Gold produced ('000 oz)	202	212	222
Results of operations ($ million)
Revenues	78.5	89.3	116.1
Total production costs(1)(2)	61.1	69.1	72.4
Total cash costs(3)	44.5	49.4	59.7
Cash profit(4)	34.0	39.9	56.4
Cost per ounce of gold ($)
Total production costs	303	325	326
Total cash costs	221	233	268

Notes:

(1)
For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(3)
For a reconciliation of Gold Fields' total cash costs to production costs see "Operating and Financial Review and Prospects—Results of Operations."

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

 Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew, Agnew's June 30, 2006 proven and probable reserves of 0.7 million ounces will be sufficient to maintain production through approximately fiscal 2009. However, as discussed earlier in "Risk Factors" and "—Mine Planning and Management," there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

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

 Gold Fields owns its interest in the Choco 10 mine through its holding in Promotora Minera de Guayana (PMG) S.A., or PMG. PMG is a joint venture between Promotora Minera de Venezuela, S.A., or Promiven (a wholly-owned subsidiary of Gold Fields which it acquired from Bolivar), and a subsidiary of Corporación Venezolana de Guayana, or CVG, a governmental development entity for the Guayana region. Gold Fields assumed operation of PMG on March 1, 2006. The remaining interest in PMG is not subject to dilution and is in the process of being transferred to a different subsidiary of CVG that is in charge of mining activities in the region. This transfer is being made as a result of a settlement agreement entered into with the mediation of the Ministry of Basic Industries and Mines in connection with a shareholding dispute regarding the share capital of PMG that arose prior to Gold Fields' acquisition of Bolivar. As a consequence of the settlement agreement, Gold Fields' legal ownership interest in PMG will reflect the 95% effective interest it acquired from Bolivar. As part of the settlement, Bolivar and Gold Fields have agreed to make payments totaling US$6 million (of which US$5 million has been paid) to a subsidiary of CVG that originally held the remaining interest in PMG.

 The properties held through PMG, including Choco 10, Choco 4, Bochinche B1 and B2 and Bochinche Zero, are owned 95%. Other exploration properties, which include Choco 1, 2, 9, 12, and 13, are wholly-owned by Gold Fields and are held through various other Venezuelan subsidiaries. Gold Fields holds an option to acquire two other exploration properties, Increible 16 and Choco 6.

 When it acquired PMG in 2003, Bolivar agreed to pay to the prior owner of PMG (Cemex Venezuela C.A., or Cemex) a royalty on gold production from Choco 10 and/or Choco 4. The royalty becomes payable once gold production attributable to Cemex's interest in PMG exceeds 700,000 ounces of gold produced. Cemex held 70% of PMG, so the amount of production attributable to Cemex's interest is 70% of total gold production. Once this level of production is reached, the amount of the royalty will be calculated monthly using the average London PM fixing price of gold during the calendar month, but will be payable quarterly in arrears. The royalty is US$10 per ounce, but increases to US$15 per ounce, if the average price of gold for the relevant calendar month reaches US$315 or more and US$20 per ounce, if the average price of gold for the relevant calendar month reaches US$400 or more. If Cemex wants to sell its right to receive the royalty to a third party, it must first offer it to Gold Fields on the same terms.

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

 Most of Gold Fields' mining rights in Venezuela (including the Choco 10 mine) are concessions granted to CVG, which have been leased by CVG to different subsidiaries of Gold Fields. The Choco 10 mine commenced production in August 2005. Current operations consist of open pit mining and a processing plant comprising conventional comminution and carbon-in-pulp processing. The Choco 10 mine uses typical open pit mining methods of drilling, blasting, loading and hauling. Gold Fields is currently operating two pits within the Choco 10 concession, Pisolita and Rosika-Coacia. The pits are located two to three kilometers from the main plant.

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

History

 Mining in the area of the Choco 10 Concession dates back to 1897, when a British company operated the historic Concordia mine located 2 kilometers from the current Choco 10 operation. Modern exploration commenced with Promiven's 1992 concession for Choco 10. The mine was commissioned in April 2005 and operations started in August of the same year.

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

Mining

 Choco 10 engages in open pit and production stockpile surface mining and is thus subject to all of the surface mining risks discussed in "Risk Factors." Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. Choco 10 did not have any fatal injuries in fiscal 2006 or in the first quarter of fiscal 2007. Because Gold Fields took over operation of the mine late in fiscal 2006, the Company was not able to generate fiscal year accident frequency rates on a basis comparable to those provided for Gold Fields' other operations.

 Choco 10 currently presents no unusual challenges beyond those faced at most open pit mining operations. However, harder ores are expected to be produced as the mine depth increases into fresh rock, which is expected to reduce the processing plant's capacity in line with previous feasibility studies. The principal operational challenges include improving the processing plant availability and throughput. Measures intended to address these challenges include upgrading the crusher circuit to handle fresh rock, securing alternative water sources for processing plant usage and improving the availability of the mining fleet which is currently unacceptably low.

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

 Detailed below are the operating and production results at Choco 10 for the four-month period from March 1, 2006 to June 30, 2006 (the period of Gold Fields' ownership of the mine in fiscal 2006).

Four months ended June 30, 2006
Production
Tons ('000)	454
Recovered grade (g/t)	1.7
Gold produced ('000 oz)(1)	25
Results of operations ($ million)
Revenues	16.9
Total production costs(2)	11.3
Total cash costs(3)	8.3
Cash profit(4)	8.6
Cost per ounce of gold ($)(5)
Total production costs	399
Total cash costs	293

Notes:

(1)
In fiscal 2006, production is reported from March 1, 2006, the date on which Gold Fields acquired the mine, and for this period 0.024 million ounces of gold were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Venezuelan operation.

(2)
For a reconciliation of Gold Fields' total production costs to production costs, see "Operating and Financial Review and Prospects—Results of Operations."

(3)
For a reconciliation of Gold Fields' total cash costs to production costs see "Operating and Financial Review and Prospects—Results of Operations."

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

Capital Expenditure

 Post-acquisition, Gold Fields spent approximately $5 million on capital expenditure at the Choco 10 operation in fiscal 2006, primarily on exploration and to complete Bolivar's partial installations in the mine, mill and CIP plant. Gold Fields has budgeted approximately $26 million for capital expenditure at Choco 10 for fiscal 2007, principally to reach plant nameplate capacity and for on-mine exploration. For financial reporting purposes, expenditure on exploration is expensed as incurred.

Exploration

 Gold Fields holds a diverse portfolio of active gold and platinum group metal exploration projects and assets in Africa, Europe, the Americas and Australasia, which are primarily held through project companies incorporated in the jurisdiction where the exploration projects or assets are located. In addition, Gold Fields has in place a number of exploration projects in connection with mineral rights it holds which are adjacent to its active mining operations and advanced exploration projects in South Africa, Ghana, Peru, Venezuela and Australia. Gold Fields' exploration program is headquartered in Denver, Colorado, which also acts as the regional office for the Americas, with regional offices in Oxford, England (responsible for Europe, the former Soviet Union and Africa), Perth, Australia

(responsible for Australasia) and Santiago, Chile (responsible for South America). As of June 30, 2006, Gold Fields' exploration team included 22 geologists, along with support staff.

 Gold Fields' exploration strategy is based on a balanced approach to projects, which permits it to consider a project at any stage of development, from greenfield projects through the feasibility study phase. Gold Fields focuses its exploration activities on finding quality mineral assets with potential for low-cost extraction of gold or platinum group metals. When determining whether it will proceed with a project, Gold Fields weighs a variety of cost factors, including the cost of acquiring the project, expected cash operating costs, costs of capital and overhead costs, against the likely returns for the project and the project's strategic importance in terms of geographic diversification and production profiles. With respect to exploration projects which are adjacent to Gold Fields' existing mining operations, Gold Fields also considers possible operating synergies which can be realized, for example, by sharing processing plants and other infrastructure.

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

 In order to be considered by Gold Fields, generally an exploration project must have the potential to meet the majority of certain minimum target criteria, which Gold Fields refers to as the "Rule of Twos." The Rule of Twos criteria require that a project has potential for a minimum of 2,000,000 ounces of reserves, production rates of greater than 200,000 ounces per year, cash cost of production of less than half the commodity price and a double-digit rate of return. If these criteria are met and the project fits within Gold Fields' strategic development goals, Gold Fields will consider taking on the project. While the Rule of Twos represents a minimum target size for Gold Fields, the Company feels that any projects it chooses to undertake are likely to yield even greater targets through additional exploration and development.

 Gold Fields' goal in its search for quality assets is to have a breakeven cost defined as the sum of acquisition costs, total cash operating costs, capital costs and general and administrative costs of less than 75% of the estimated long-term gold price.

 Gold Fields divides the different phases of a project's development into what it refers to as the "resource triangle." The resource triangle provides for the progression of an exploration project in five steps: (1) greenfield exploration, (2) initial drilling, (3) resource definition, (4) pre-feasibility study and (5) feasibility study. Greenfield exploration is generated by reviewing and ranking the most prospective terrains across the world and exploration areas are selected after considering country risk and strategic fit. In fiscal 2006, the Company established a specific Generative Exploration team to conduct prospective gold evaluations and develop new targets for exploration. Each regional exploration office continuously monitors and reviews projects in its region and targets projects at all stages of development. Once a project reaches the feasibility stage, a team from Gold Fields' corporate development office evaluates the project with feedback regarding the project's strategic implications.

Gold Fields' Exploration Projects

 The table below provides a breakdown of the number of projects in Gold Fields' three exploration regions for each of the five phases of the resource triangle as of June 30, 2006. The table does not include exploration projects on sites adjacent to Gold Fields' existing operations in South Africa, Ghana or Australia.

Phase	Europe and Africa	Australasia	The Americas
Feasibility	1	—	—
Pre-feasibility	1	—	—
Resource definition	1	1	1
Initial drilling	1	1	3
Greenfield	2	3	2

 Gold Fields spent $36.5 million on exploration projects not adjacent to its mining operations and $27.0 million on equity investments in exploration-related, third-party companies during fiscal 2006. Gold Fields' total exploration budget for projects not adjacent to its mining operations for fiscal 2007 is approximately $45.0 million, including for equity investments, which will be evaluated as identified throughout the year. In addition, Gold Fields spent $37.0 million on exploration at sites adjacent to its existing mining operations in fiscal 2006 and has budgeted approximately $28.4 million for fiscal 2007.

 On July 10, 2002, Gold Fields announced that it had granted Mvelaphanda Resources Limited participation rights of up to 15% in Gold Fields' precious metals exploration projects in Africa, after March 1, 2002. See "Major Shareholders and Related Party Transactions."

Cerro Corona Project

 The Cerro Corona Project forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. It lies approximately 90 kilometers by road north of the Department of Cajamarca's capital city and near the village of Hualgayoc. Access to the Cerro Corona Project from Cajamarca is by means of two roads, one from Cajamarca to the Yanacocha Mine (45 kilometers), and then from Yanacocha to the village of Hualgayoc and the town of Bambamarca (45 kilometers).

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

 On November 14, 2006, La Cima entered into a US$150 million project finance facility agreement. See "Operating and Financial Review and Prospects—Recent Developments—Cerro Corona Facility."

Arctic Platinum Project

 The Arctic Platinum Project, or the APP, is located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. The APP was set up in 2000 as a joint venture to develop potential platinum group metal deposits through surface and underground operations. Gold Fields held 51% of the APP during fiscal 2003, with the remainder owned by Outokumpu Oy, or Outokumpu, a Finnish industrial conglomerate with over 50 years' experience designing and supplying technology for the mining and metallurgical industries. On September 11, 2003, Gold Fields exercised its pre-emptive right to acquire Outokumpu's 49% interest in the APP, for consideration of $31 million, comprising $23 million in cash and Gold Fields ordinary shares worth $8 million.

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

 The APP's location and geology are similar to that of NAP's other properties and it is expected that NAP will be able to utilize its operating and development experience in the design and construction of a mine at the APP. The Acquisition Agreement provides that NAP will be granted an option to acquire up to a 60% undivided interest in the APP, including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland. NAP's option to acquire its interest in the APP will vest upon NAP satisfying the following conditions on or before June 30, 2008: (i) completing a $7.5 million re-scoping study and exploration program; (ii) completing a $5.0 million feasibility study; and (iii) making a decision to develop a mine at the APP. In consideration for the acquisition of the 60% interest in the APP, NAP shall issue NAP common shares to Gold Fields with a value of approximately $45 million, based on the weighted average trading price on the American Stock Exchange for the 11 trading days commencing on October 11, 2005. The relevant share price was $4.88, meaning that NAP will issue 9,227,033 NAP common shares. Additionally, Gold Fields has an option to maintain its interest at 50%, by taking receipt of only 80% of the consideration shares, or 7,381,626 NAP common shares. During the option period NAP is the operator with the responsibility to manage and fund the project.

 Upon NAP's acquisition of an interest in the APP, a joint venture will be formed, with NAP holding a 60% interest and Gold Fields holding a 40% interest. The parties will enter into a Shareholders' Agreement which will govern their respective interests in the APP. Gold Fields will have a back-in right to acquire an additional 10% interest in the joint venture, to be paid for by reducing the number of

NAP common shares issued to Gold Fields by 20%. NAP will remain operator of the joint venture, which will be managed under a joint venture arrangement.

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

 During the next stage of work, NAP is expected to manage the exploration, engineering and evaluation activity on the APP. This work is to be divided into two phases: Phase I, a re-scoping study, which began on June 19, 2006, and Phase II, a feasibility study, the start of which is conditional on the outcome of the re-scoping study. NAP has contracted Aker Kvaerner ASA to complete the APP re-scoping study and P&E Mining Consultants Inc. to conduct the surface mine designs and optimization. Metallurgical test work is being conducted by SGS Lakefield Research to examine different processing options in an attempt to improve metal recoveries and reduce operating costs. The proposed exploration program will focus on the APP's SK Reef and SJ Reef projects. The feasibility study is expected to generate a report with sufficient engineering detail and cost estimates in order for the APP to be considered for project financing or other suitable financing alternatives. The re-scoping and feasibility studies, once underway, are expected to take approximately 30 months to complete.

 See also "Additional Information—Material Contracts—Arctic Platinum Project."

Essakane Joint Venture

 The Essakane Joint Venture, or EJV, is located 330 kilometers northeast of Burkina Faso's capital city of Ouagadougou, adjacent to the artisanal miner village of Essakane. Gold Fields acquired 50% of the EJV from Orezone Resources Inc. in the last quarter of fiscal 2005, after reaching an aggregate project expenditure of US$8 million. In January 2006, Gold Fields also took over the management of the project and exploration program as provided by the EJV option agreement. The Essakane Main Zone deposit, or EMZ, is a near surface gold mineralized zone hosted within a volcano-sedimentary sequence in a greenstone belt. Fiscal 2006 expenditures were focused on drilling out and proving up the EMZ. An initial geologic block model of the EMZ was developed in May 2005, which Gold Fields used as the basis for a preliminary feasibility study on the EMZ. The study was completed in December 2005 and showed project viability in developing a surface mine and related facilities at Essakane. The completion of a new geological resource model has been delayed to the second quarter of fiscal 2007, pending confirmation of the geological model and resolution of sampling quality assurance. Gold Fields has the opportunity to obtain an additional 10% interest in the project by completing a bankable feasibility study, which began in early November and is expected to complete during fiscal 2007 if the project proceeds.

Living Gold

 At the end of calendar 2002, Gold Fields initiated the Living Gold project, an export-oriented business which produces roses as part of the South African cut-flower industry. The rationale was to establish a job-creating, economically sustainable community investment project in the Carletonville area in which Gold Fields' Driefontein mine operates. Living Gold involves a partnership with the Industrial Development Corporation, which owns 35% of the company. In fiscal 2006, Living Gold produced approximately 16.7 million stems and had revenue of approximately R16.8 million ($2.6 million). A program to expand the rose farm to 16 hectares of production was approved in fiscal 2006 and financing options are currently being assessed, with the goal of positioning the business to achieve long-term commercial viability and secure new contracts into the future.

Recent Developments

Acquisition of South Deep

 On September 11, 2006, Gold Fields entered into an agreement with Barrick and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, or BGSA, which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited, or Western Areas, each hold an interest of 50%. The Barrick Gold—Western Areas Joint Venture owns the developing South Deep, located in the Witwatersrand basin near Johannesburg. At Gold Fields' option, the total consideration can be paid in cash, or US$1.2 billion can be paid in cash with the remaining US$325 million payable through the issue to Barrick of such number of Gold Fields ordinary shares as is obtained by dividing the US$325 million consideration by the volume weighted average price of Gold Fields' ADRs on the New York Stock Exchange for the five trading days preceding the closing of the transaction. Following receipt of the requisite approval from the competition authorities in South Africa on November 22, 2006, this transaction is scheduled to close on November 30, 2006.

 In conjunction with Gold Fields' acquisition of Barrick's stake in the Barrick Gold—Western Areas Joint Venture and after consultation with the Board of Directors of Western Areas, Gold Fields undertook to make an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Western Areas' principal asset is its 50% interest in South Deep. It also holds some mineral rights adjacent, or in close proximity, to South Deep and the hedge book described below. At the time it entered into the agreement with Barrick, Gold Fields owned 18% of the issued share capital of Western Areas and had entered into an agreement with JCI and certain of its subsidiaries regarding the acquisition of certain Western Areas shares owned by those subsidiaries, as described below. The Western Areas shares owned by JCI's subsidiaries do not form part of the Offer. Under the Offer, which Gold Fields commenced on October 30, 2006, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares validly tendered into the Offer. This consideration is based on the amount payable by Gold Fields for BGSA's 50% interest in South Deep, adjusted for the additional assets and liabilities of Western Areas. Gold Fields has not established a minimum acceptance threshold for the Offer and, accordingly, will be obligated to acquire any Western Areas shares validly tendered in the Offer. If Gold Fields acquires at least nine-tenths of the Western Areas shares that are the subject of the Offer, it may, pursuant to South African law, elect to compulsorily acquire the remaining Western Areas shares that are the subject of the Offer. Following receipt of the requisite approval from the competition authorities in South Africa on November 22, 2006, the Offer is now unconditional. The Offer will close on a date to be announced by Gold Fields.

 In support of the Offer, Gold Fields, JCI, and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006, Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries (referred to herein as the JCI Transaction) in exchange for the issue to JCI of 9,450,000 Gold Fields shares (a ratio of 35 Gold Fields shares for every 100 Western Areas shares). This acquisition increased Gold Fields' stake in Western Areas from 18% to 34.7%. JCI has agreed that it will hold the Gold Fields shares it received until the date upon which Western Areas shareholders are entitled to receive Gold Fields shares pursuant to the Offer. In addition, pursuant to the agreement, and with effect from November 14, 2006, the JCI subsidiaries granted Gold Fields call options and Gold Fields granted the JCI subsidiaries put options, subject to certain restrictions and conditions, in respect of the balance of a further 9.96 million Western Areas shares held by the JCI subsidiaries. In the case of both the put and the call options, the holder of the option is entitled to give notice to the granter of the option within 90 days after implementation of the JCI Transaction, which occurred on November 14, 2006, that it is considering exercising its option. The option must be exercised no more than 90 days from the date of the notice, although the JCI subsidiaries are not entitled to exercise their options during the first 60 days after giving the notice. Gold Fields gave notice of its intention of exercising its option on November 15, 2006. Should the call options be exercised by Gold Fields, Gold Fields' interest in Western Areas would increase by 9.96 million shares to approximately 41% of the issued share capital of Western Areas. No option premiums are payable in respect of the call or put options. The agreement with JCI and its subsidiaries provides that, if at any time prior to the date that is three months after the effective date of the granting of the put and call options, Gold Fields acquires any Western Areas shares for consideration per Western Areas share greater than is payable to JCI or its subsidiaries under the agreement, Gold Fields must pay JCI and its subsidiaries the difference in respect of the Western Areas shares acquired from JCI and its subsidiaries.

 In connection with the acquisition of BGSA and the proposed acquisition of Western Areas, GFIMSA entered into a US$1.8 billion credit facility with Citibank, N.A. London Branch, J.P. Morgan Plc, J.P. Morgan Europe Limited and other financial institutions, as set out in the agreement, on November 24, 2006. See "Operating and Financial Review and Prospects—Recent Developments—Acquisition of South Deep."

 The following information concerning South Deep and Western Areas is known to Gold Fields only based on publicly available information (primarily filings by Western Areas with the JSE Limited) and certain due diligence materials made available to Gold Fields by Western Areas and Barrick. Publicly available information concerning South Deep and Western Areas may contain errors. Gold Fields has sought to ensure that this information has been accurately reproduced and has no knowledge that would indicate that any statement relating to South Deep or Western Areas contained in this annual report is inaccurate or incomplete. However, Gold Fields was not involved in the preparation of those statements and cannot verify them. See "Risk Factors—Gold Fields has not verified the reliability of the South Deep or Western Areas information included in this annual report."

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

 The VCR is mined by conventional longwall mining methods, whereas the Upper Elsburgs are mined by a variety of methods ranging from conventional narrow reef stoping to mechanized mining (drift-and-fill and drift-and-benching). South Deep's workings are at depth, and therefore require significant cooling infrastructure.

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

 In 2001, Western Areas entered into a long-dated derivative structure in respect of gold production from South Deep. The derivative structure, which is based on a series of bought and sold options on Western Areas' share of South Deep's gold production, took effect in the last quarter of 2001 and expires in mid-2014. According to Western Areas, it will have to deliver approximately 90% of its share of the gold production into the derivative structure for 2006 and, at current spot rates, some 58% in 2007, thereby reducing the opportunity to capitalize on the spot gold price. Western Areas also reported that as of September 30, 2006, the fair value of the instruments constituting the derivatives structure was US$(360,483,116), using a gold spot price of US$598.60 and an exchange rate of Rand 7.7643 per US$1.00. The premium payable for the options purchased by Western Areas as part of the derivative structure was US$250 million, payable at various pre-determined dates in the future. Western Areas reported that at September 30, 2006, the discounted value of the premium payable was US$139,630,503. Under the terms of the relevant options, a change of control of Western Areas without the consent of the option counterparties constitutes an event of default which may entitle the option counterparties to close out the positions. Therefore, if Gold Fields acquires control of Western Areas, the option counterparties could require Western Areas to immediately settle the outstanding options and pay the present value of the premium. In addition, Gold Fields understands that other circumstances may exist that would allow the option counterparties to close out the options. If the option counterparties elect to close out the options at a time when Western Areas is a subsidiary of Gold Fields, it could have an adverse effect on Gold Fields' financial condition. Even if Western Areas is not required to immediately settle the outstanding options, it would receive only the option price for a significant portion of the production of South Deep and therefore Gold Fields would not benefit from any higher gold spot price.

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

Insurance

 Gold Fields holds insurance policies providing coverage for general liability, accidental loss or damage to its property, business interruption in the form of fixed operating costs or standing charges, material damage and other losses, some of which are insured, through a captive insurance company domiciled in Gibraltar. Gold Fields' insurance program does not insure all potential losses associated with its operations as some insurance premiums might be considered to be economically unacceptable, or the risk considered too remote to insure. Should an event occur for which there is no or limited insurance cover, this could affect Gold Fields' cash flows and profitability.

 Management believes that the scope and amounts of coverage of its insurance policies are adequate, taking into account the probability and potential severity of each identified risk, and in accordance with customary practice for a gold mining company of its size with multinational operations. Gold Fields' insurance program does not insure all potential losses associated with its operations, as some insurance premiums may be economically unacceptable or the risk of an occurrence may be considered too remote to warrant insurance. See "Risk Factors—Gold Fields' insurance coverage may prove inadequate to satisfy potential claims."

Regulatory and Environmental Matters

South Africa

Environmental

 Gold Fields' South African operations are subject to various laws relating to the protection of the environment. South Africa's Constitution grants the people of South Africa the right to an environment that is not harmful to human health or well-being and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and the National Environmental Management Act 107 of 1988 grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

 Environmental legislation in South Africa has become increasingly more onerous while enforcement of environmental requirements in South Africa is now more rigorous than in the past. Specific environmental rules pertaining to prospecting and mining are set out in the Mineral and Petroleum Resources Development Act 28 of 2002, or the New Minerals Act, and its regulations. The environmental obligations imposed by the New Minerals Act are significantly more stringent than the provisions of the former legislation. In particular, the New Minerals Act makes express provision for directors' liability in circumstances when environmental harm arises pursuant to mining operations. See "—Mineral Rights."

 South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the "polluter pays" principle. Under the terms of the New Minerals Act, all prospecting and mining operations are to be conducted according to an environmental management plan which must be approved by the Department of Minerals and Energy.

 South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan. In addition, during the operational life of the mine they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The trust fund system enables payments to be made in a tax-efficient way, while providing comfort to the regulators that the operator has the means to restore any mine after operations have ceased. As of September 30, 2006, Gold Fields had contributed a total of approximately Rand 500.1 million, including accrued interest, to the fund. Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14000 for all surface portions of its South African operations. Gold Fields' non-South African operations received full ISO 14001 certification in fiscal 2003.

 In addition, Gold Fields became a signatory to the International Cyanide Management Code, or Cyanide Code, on November 3, 2005, along with nine gold companies and five cyanide manufacturers. All of Gold Fields' operations, including the South African operations, are committed to complying with the Cyanide Code. The implementation structure of the Cyanide Code allows the operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

 The National Water Act was implemented in 1998 and introduced a fundamental shift in the law governing South Africa's water resources. All water in the hydrological cycle became the property of the State held in trust for the people of South Africa. The result of which is that all water users are required to re-register their water uses in terms of the legislation. In addition, the National Water Act governs waste water and waste discharge into water resources. Gold Fields is lawfully removing water from its South African mines and, while there has been a delay in processing the water license application at Driefontein, which was submitted within the time limits, in respect of the Driefontein mine Gold Fields has engaged the relevant authority, the Department of Water Affairs and Forestry, or DWAF, to address this issue. While there is some uncertainty regarding the water quality parameters applicable to the removed water, Gold Fields is engaging the DWAF in order to obtain clarity.

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

 On July 3, 2006, new environmental impact assessment regulations were promulgated under the National Environmental Management Act. To the extent that the new regulations are specifically directed at mining operations, they will only become effective in 2007. The new regulations introduce a fundamental change in this area of the law for the mining sector. Previously, the Department of Minerals and Energy had primary responsibility for authorizing the environmental impacts of mining operations, although other departments played a secondary role in approving certain aspect of mining-related activities. Under the new regulations the Department of Environmental Affairs, will play a greater role in the environmental impact assessment decision-making process. The new regulations introduce a more complex regime for environmental impact assessments that includes a two-tiered assessment process. When the new regulations become effective as to mining operations, they will impact on reconnaissance, exploration, prospecting and mining activities, as currently defined in the Minerals and Petroleum Resources Development Act. This will result in more stringent requirements in obtaining environmental approval for new mining activities and, potentially, in the case of recommissioning old operations, which could increase Gold Fields' costs for obtaining the approvals. In addition, Gold Fields is taking steps to comply with the new regulations. To the extent that the new regulations may be interpreted as having any retroactive effect, Gold Fields may need to implement corrective actions or may be faced with nominal fines.

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

 The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Gold Fields to employees from its existing facilities. Pursuant to changes in the Occupational Diseases Act, Gold Fields may experience an increase in the cost of these services. See "Risk Factors—Gold Fields' operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens." This increased cost, should it transpire, is currently indeterminate.

Mineral Rights

 The New Minerals Act.    The New Minerals Act came into effect on May 1, 2004. The New Minerals Act vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa in order to, among other things, promote equitable access to the nation's mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation's patrimony.

 Under the former regulatory regime, mineral rights (which encompassed the right to prospect and mine) in South Africa were held either privately or by the government of South Africa. Ownership of private mineral rights was held through title deeds and constituted real rights in land, which were enforceable against any third party.

 Under the New Minerals Act, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals and Energy, or the Minister, when exercising her discretion whether to grant these applications including, for example, evidence of an applicant's ability to conduct mining operations optimally. In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields' mining licenses under the old regulatory regime at Driefontein, Kloof and Beatrix into licenses under the new regime.

 The provisions of the New Minerals Act provide that a mining or prospecting right granted under the New Minerals Act could be cancelled if the mineral to which such mining right relates is not mined at an "optimal" rate. Furthermore, royalties not payable under the old legislation may become payable to the State. See "—The Royalty Bill."

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

 The charter's stated objectives are to:

  •
  promote equitable access to South Africa's mineral resources for all the people of South Africa;

  •
  substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa's mineral resources;

  •
  utilize the existing skills base for the empowerment of HDSAs;

  •
  expand the skills base of HDSAs in order to serve the community;

  •
  promote employment and advance the social and economic welfare of mining communities and areas supplying mining labor; and

  •
  promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer products.

 The charter clarifies that it is not the government's intention to nationalize the mining industry.

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

 When considering applications for the conversion of existing licenses, the government will take a "scorecard" approach to the different facets of promoting the objectives of the charter. In February 2003, the Department of Minerals and Energy, or DME, published the scorecard, which is intended to facilitate the application of the charter and measure compliance with the empowerment requirements of the New Minerals Act for the purpose of determining whether an application for conversion of old order rights to new order rights should be granted. The scorecard sets out the requirements of the charter in tabular form which allows the DME to "tick off" areas where a mining company is in compliance. The scorecard covers the following areas:

  •
  human resource development;

  •
  employment equity;

  •
  migrant labor;

  •
  mine community and rural development;

  •
  housing and living conditions;

  •
  ownership and joint ventures;

  •
  beneficiation; and

  •
  reporting.

 The scorecard does not indicate the relative significance of each item, nor does it provide a particular score which an applicant must achieve in order to be in compliance with the charter and be granted new order rights. The charter, together with the scorecard, provides a system of "credits" or "offsets" with respect to measuring compliance with HDSA ownership targets. Offsets may be claimed for beneficiation activities undertaken or supported by a company above a predetermined "base state," which has not yet been established for each mineral. Offsets may also be claimed for continuing effects of previous empowerment transactions.

 The charter also requires mining companies to submit annual, audited reports on progress towards their commitments, as part of an ongoing review process.

 On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvela Transaction, involving the acquisition by Mvela Resources of a 15% beneficial interest in the South Africa gold mining assets of Gold Fields for cash consideration of R4,139 million. See "Operating and Financial Review and Prospects—Overview—Mvelaphanda Transaction." The Mvela Transaction is intended to meet the charter's requirement that mining companies achieve a 15%

HDSA ownership within five years of the mining charter coming into effect. There is no guarantee, however, that the Mvela Transaction will not have a negative effect on the value of Gold Fields' ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields' South African mining assets in order to meet the mining charter's 10 year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields' ordinary shares and failing to comply with the charter's requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the mining charter's other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter's effectiveness. See "Risk Factors—Gold Fields' mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens—The New Minerals Act." Management believes that Gold Fields is well positioned to meet the requirements of the mining charter within the prescribed periods.

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

 If adopted, in either its current or a further revised form, the Royalty Bill could have an adverse effect on Gold Fields' South African operations and therefore an adverse effect on its business, operating results and financial condition. See "Risk Factors—Gold Fields' mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens—The Royalty Bill."

Land Claims

 Gold Fields' privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without the payment of just and equitable compensation is granted certain remedies including, but not limited to:

  •
  restoration of the land claimed with or without compensation to the holder;

  •
  granting of an appropriate right in alternative state-owned land to the claimant; or

  •
  payment of compensation by the state to the claimant.

 If land is restored without fair compensation it is possible that a constitutional challenge to the restoration could be successful. Once a notice of a land claim has been published in the Government Gazette the rights of any person in respect of such land are restricted in that he may not perform certain actions, including, but not limited to, selling, leasing or developing such land, unless the Regional Land Claims Commissioner has been given one month's written notice. The Commission is obligated to notify the owner of land in respect of which a claim has been lodged or any other party which might have an interest in a claim. All claims were required to be lodged with the Commission by December 31, 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. However, new land claims may only be instituted after December 31, 1998, if an original claim was filed incorrectly. Gold Fields has not been notified under the Land Claims Act of any land claims against it but it may be notified of claims in the future. If Gold Fields is notified of land claims in the future, these claims could have a material adverse effect on Gold Fields' right to the properties to which the land claims relate. See "Risk Factors—Gold Fields' land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens."

 The Restitution of Land Rights Amendment Act, or the Amendment Act, became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which promotes restitution to those entitled or would encourage alternative relief to those not entitled. See "Risk Factors—Gold Fields' land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens."

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

 Funds raised outside of the Common Monetary Area by Gold Fields' non-South African resident subsidiaries (whether through debt or equity) can be used for overseas expansion, subject to any conditions imposed by the SARB. Gold Fields and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of Gold Fields' subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area. Debt raised outside the Common Monetary Area by Gold Fields' non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Absent SARB approval, income earned in South Africa by Gold Fields and its South African subsidiaries cannot be used to repay or service such foreign debts. Also, absent specific SARB approval, income earned by one of Gold Fields' foreign subsidiaries cannot be used to finance the operations of another foreign subsidiary.

 Transfers of funds from South Africa for the purchase of shares in existing offshore entities or for the expansion of existing business ventures offshore require Exchange Control approval. Under the exchange control regulations, Gold Fields and its South African subsidiaries can invest overseas only if the investment meets certain tests, including one of "national interest," as determined by the SARB.

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

 Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Gold Fields' use of the proceeds of any such capital raising, such as limits on Gold Fields' ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields seeks further SARB approval prior to applying any such funds to a specific use. Any limitations imposed by the SARB on Gold Fields' use of the proceeds of a capital raising could adversely affect Gold Fields' financial and strategic flexibility. See "Risk Factors—Gold Fields' financial flexibility could be materially constrained by South African exchange control regulations."

 In his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury's medium-term budget policy statement and repeated that it was the government's eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. There have subsequently been further indications from the Ministry of Finance that it remains the government's intention to gradually phase out the remaining exchange controls over time.

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

 In Ghana, environmental management plans are submitted every three years and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Updated reclamation plans are submitted to the EPA every two years with readjustment of the calculated bond. Gold Fields Ghana has posted a reclamation bond of $7.4 million representing 50% of the liability estimated to have occurred by December 2005. Estimated rehabilitation costs totaling $17.8 million and $3.1 million are forecast over each of Tarkwa and Damang's life of mine, respectively. Reclamation bonds are assessed based on 50% of the agreed estimated rehabilitation costs for the two-year period after the date of the last reclamation plan. Gold Fields Ghana was required to submit updated reclamation plans for a revision of its existing reclamation bond in early 2006. However, with the proposed expansion at the Tarkwa mine, Gold Fields Ghana has been advised by the EPA that a new reclamation security bond must be entered into. Gold Fields has been asked to submit an updated reclamation plan after the approval of its new environmental impact statement.

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

 Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in Ghana. Gold Fields' operations in Ghana received full certification under ISO 14001:1996 in fiscal 2003, and the operations were re-certified under ISO 14001:2004 in May 2006 for a further three years.

 Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including the Ghanaian operations, are committed to complying with the code. The implementation structure of the code allows the Ghanaian operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

 Abosso has submitted the required environmental management plans and reclamation plans and is in compliance with all permit, certificate and reclamation requirements. An environmental certificate for the Damang mine was issued on October 9, 2003 for a two-year period to October 8, 2005. Following submission of Damang's Environmental Management Plan 2005 to 2008 in August 2005, on January 23, 2006 this certificate was renewed for a further three years.

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

Health and Safety

 A mine owner is statutorily obligated to, among other things, take steps to ensure that the mine is managed and worked in accordance with the provisions of the Mining Regulations, 1970 L.I. 665, which provide for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken at every mining operation to ensure the safety and health of mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety in the mine. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offense. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers' compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields' insurance for health and safety claims or the relevant workers' compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer adverse consequences. See "Risk Factors—Gold Fields' operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens."

 On September 12, 2003, the National Health Insurance Act, 2003 (Act 650) came into effect. The act requires every person resident in Ghana to belong to either a public or private health insurance scheme. To fund the National Health Insurance Fund, the act imposes a levy of 2.5% on goods and services produced or provided in, or imported into, Ghana. By the National Health Insurance (Commencement of Levy) Instrument, 2004 (L.I. 1973), the imposition of the levy came into force on August 1, 2004. Certain types of machinery used in mining, as well as water and certain types of fuel, are exempt from the levy. Employers who establish or contribute to a private health insurance scheme are not exempt from payment of the levy. As a result, the imposition of the levy could increase Gold Fields' costs with respect to goods and services utilized in Ghana, including labor costs. See "Risk Factors—Gold Fields' operations in Ghana are subject to health and safety regulations which could impose significant costs and burdens."

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

 In addition, under Ghanaian law, the Tarkwa property mining leases are subject to the ratification of Parliament. The Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the government of Ghana, has submitted the Tarkwa property leases for parliamentary ratification, but they have not yet been ratified. See "Risk Factors—Gold Fields' mineral rights in

Ghana are currently subject to regulations, and will become subject to new regulations, which could impose significant costs and burdens."

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

 Under the provisions of the Minerals and Mining Law, the size of an area in respect of which a mining lease may be granted cannot exceed 50 square kilometers for any single grant or 150 square kilometers in the aggregate for any company. Gold Fields Ghana's mining leases cover approximately 207 square kilometers and Abosso's mining lease covers approximately 52 square kilometers. Gold Fields Ghana is currently discussing a development agreement with the Ghanaian government which would permit it to hold all its current land.

 The Minerals and Mining Act, which amends Ghana's minerals and mining laws, has been passed by the Ghanaian Parliament and, on March 22, 2006, was assented to by the President, making it law. On March 31, 2006, the Minerals and Mining Act was published in the Ghana Gazette, bringing it into force. Although the Minerals and Mining Act repealed the Minerals and Mining Law, and the amendments to it, the Minerals and Mining Act provides that leases, permits and licenses granted or issued under the repealed laws will continue under those laws unless the Minister responsible for minerals provides otherwise by regulation. Therefore, unless and until such regulations are passed in respect of Gold Fields' mineral rights, the Minerals and Mining Law will continue to apply to Gold Fields' current operations in Ghana.

 The major provisions of the Minerals and Mining Act are as follows:

  •
  the government of Ghana's right to a 10% free carried interest in mineral operations is restricted to mining leases. The government may participate further in mineral operations upon agreement with the holder;

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

  •
  provisions restricting royalty rates to not more than 6% or less than 3% of the total revenue of minerals; and

  •
  changes to the definition of a "mining company." Under the Minerals and Mining Law, a mining company is defined as a company which or whose subsidiary is the holder of a mining lease. The Minerals and Mining Act defines a mining company as "a company which or whose subsidiary is the holder of a mineral right" (holders of mineral rights include prospecting and reconnaissance license holders) and excludes companies listed on a stock exchange and companies whose holding in mining companies or whose subsidiary's assets are less than 50% of the market value of their total assets. The effect of this re-definition is that persons seeking to become controllers of prospecting or reconnaissance license holders as well as mining lease holders are required to seek the approval of the Minister responsible for mines. Further, mineral rights holders are required to notify the Minister of changes in control. Additionally, similar to its rights currently in respect of companies holding mining leases, the government of Ghana is entitled to a "special share" in prospecting or reconnaissance license holders. See "—Government Option to Acquire Shares of Mining Companies."

 Under the Minerals and Mining Act, neither a landowner nor any other person may search for minerals or mine on any land without having been granted a mineral right by the Minister responsible for mines. Additionally, even if a mineral right granted under the Minerals and Mining Law is made subject to the Minerals and Mining Act, the Act provides that this shall not have the effect of increasing the holder's costs, or financial burden, for a period of five years.

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

 Under the Minerals and Mining Law, which continues to apply to Gold Fields Ghana's operations, and under the Minerals and Mining Act, the government has a further option to acquire a "special share" in a mining company for no consideration or in exchange for such consideration as the government and that company shall agree. This interest, when acquired, constitutes a special share which gives the government the right to attend and speak at any general meeting of shareholders, but does not entitle the government to any voting rights. The special share does not entitle the government to distributions of profits of the company which issues it to the government. The written consent of the government is required to make any amendment to a company's articles of incorporation relating to the government's option to acquire a special share. Although the government of Ghana has agreed not to exercise this option in respect of Gold Fields Ghana, it has retained this option for Abosso.

Exchange Controls

 Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under a foreign exchange retention account agreement with the government of Ghana, Gold Fields Ghana is required to repatriate 20% of its revenues derived from the Tarkwa mine to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. The most recent negotiations were concluded in February 2003. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields' ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

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

Australia

Environmental

 While Australia's national government retains the power to regulate activities which impact upon matters of national environmental significance, the Constitution vests the power to legislate environmental matters principally in the states. Gold Fields' gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia. The Western Australia Environmental Protection Act 1986 and Mining Act require, among other things, that Gold Fields obtains environmental licenses, work approvals and mining licenses to begin mining operations.

 During the operational life of its mines, Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. However, these bonds would not cover any environmental events requiring remediation that were unforeseen at the time the bonds were issued or which occur as a result of a breach of Gold Fields' environmental licensing conditions.

 The Contaminated Site Act 2003 is expected to come into effect in late 2006. This legislation will require Gold Fields to report known or suspected contaminated sites. Gold Fields may also be required to remediate an affected site if there is contamination that is likely to cause harm to human health or the environment. The government of Western Australia recently amended the Environmental Protection Act 1986 to create new offenses in relation to environmental harm (some of which provide for strict liability) and other obligations with which Gold Fields must comply. One of the purposes of these amendments is to broaden the Department of Environment and Conservation's power to prosecute for environmental harms. As a result, Gold Fields' exposure to prosecution for environmental harms may be increased. Further, as a result of these changes, Gold Fields' environmental duties and responsibilities will be increased, which could impose significant costs and burdens. See "Risk Factors—Gold Fields' operations in Australia are subject to environmental regulations which could impose significant costs and burdens."

 Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including its Australian operations, are committed to complying with the code. The implementation structure of the code allows operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

Health and Safety

 The Western Australia Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, regulates the duties of employers and employees in the mining industry with regard to occupational health and safety and outlines offenses and penalties for breach. The regulations prescribe specific measures and provide for inspectors to review the work site for hazards and violations of the health and safety requirements. A violation of the health and safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. However, mine owner liability for contractors' employees and labor hire employees under the Safety and Inspection Act extends only to matters over which the employer has the capacity to exercise control. See "Risk Factors—Gold Fields' operations in Australia are subject to health and safety regulations which could impose significant costs and burdens."

 The Safety and Inspection Act was amended in April 2005 and the changes include:

  •
  a new regime of penalties characterized by significant increases (particularly in relation to companies), higher penalties for repeat offenses, and new offenses of causing death or serious harm through "gross negligence," which attract high penalties including the option of imprisonment;

  •
  broader powers for inspectors to impose improvements or prohibition notices on machinery and work practices; and

  •
  a new duty of care imposed on employers with respect to residential accommodation supplied in connection with employment.

 The effect of the amendments is that Gold Fields' exposure to prosecution has increased, as has the cost of health and safety compliance of Gold Fields' mining operations in Australia.

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

Land Claims

 In 1992, the High Court of Australia recognized a form of native title which protects the rights of indigenous people in relation to land in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth), or Native Title Act, was enacted to recognize and protect existing native title by providing a mechanism for the determination of native title claims and a statutory right for Aboriginal groups or persons to negotiate, object, and/or be consulted when, among other things, there is an expansion of, or change to, the rights and interests in the land which affects native title and constitutes a "future act" under the Native Title Act. The existence of these claims does not necessarily prevent continued mining under existing tenements. Certain of Gold Fields' tenements are currently subject to native title claims.

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

 It is possible that land comprised in seven of Gold Fields' existing tenements could be at risk due to native title claims, because those particular tenements may have been granted by the State of Western Australia in a manner contrary to the Native Title Act. Although the validity of those seven tenements is in question, Gold Fields' management does not believe those tenements are material to its Australian operation.

 The Aboriginal heritage laws protect sites of significance to Aboriginal people which have ongoing ethnographic, archaeological or historic significance. Gold Fields is aware of several Aboriginal heritage sites on its tenements. However, it does not believe that the protected status of these sites will materially affect its current operations in Australia. See "Risk Factors—Gold Fields' tenements in Australia are subject to native title claims and Aboriginal heritage sites which could impose significant costs and burdens."

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

 In order for mining companies, including Gold Fields, to conduct exploration/exploitation activities in Venezuela, the following permits are required:

  •
  Authorization for Occupation of Territory, or Occupation Permit:  This permit authorizes a company's presence at a location, but not the undertaking of any activity. Regulations published under the Decree Law of Mines of 1999, or the Decree Law of Mines, in 2001, require that an Occupation Permit be approved before the granting of mining concessions.

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

Health and Safety

 In general, employees working in Venezuela are subject to Venezuelan labor laws as set forth in the Organic Labor Law, or the Labor Law, even if they are employed by a foreign corporation. Under the Labor Law, an employer is liable to employees or their relatives, as the case may be, for work-related accidents and occupational illnesses suffered by them, unless such accidents: (i) occur due to force majeure events; (ii) derive from the intentional will of the employee; (iii) occur while an individual is performing an occasional service for the employer which is not related to the company's business; or (iv) occur in the course of work undertaken by the employee working from his own domicile. The Labor Law provides for indemnification payments of up to two years' salary, but not in excess of 25 times the applicable monthly minimum salary. As of June 30, 2006, the minimum monthly salary was VEB 465,750 (US$216.63 at the official rate). The payment of indemnification is triggered when the accident derives from the service or is directly related to it, whether or not there is fault or negligence of the employer or the employee. Furthermore, as an employer engaged in mining activities, Gold Fields faces potential liability arising from injuries to, or deaths of, workers, including workers employed by its contractors.

 Venezuela's Organic Law of Work Conditions, or the Organic Law, imposes on employers the obligation to maintain a work environment where employees are safeguarded against work-related accidents and illnesses. The Organic Law imposes certain obligations on employers which can be onerous, such as the implementation and maintenance of medical services and the creation of employer-employee committees in charge of coordinating policies related to work and safety procedures, conditions and precautions. In case of infringement, the Organic Law provides for penalties, including criminal liability where an employee's injury results from the negligence of his or her employer or the employer's non-compliance with legal requirements.

 For further discussion regarding Venezuela's labor laws, see "Directors, Senior Management and Employees—Employees—Labor Relations—Venezuela."

Mineral Rights

 Under the Mining Law of 1945, in Venezuela mining rights were claimed freely by virtue of the conduct of prospecting, exploration or exploitation activities, subject to special "reserved" areas held by the State. In February 1976, the Venezuelan government declared as "reserved" all minerals and all type of deposits in the country, thus eliminating the free prospecting and claim system, and the grant of discretionary concessions became the only system available for the private development of exploration and mining activities. Pressure for improved procedures for granting mining rights prompted the government to issue new decrees in 1990, under which the Ministry of Energy and Mines (now known as the Ministry of Basic Industries and Mining) or the Ministry of Mining, was instructed to assign its direct mining rights on alluvial and vein bauxite, gold and diamonds in the Guayana region to Corporación Venezolana de Guayana S.A., or CVG, a governmental development entity. The decrees authorized CVG to grant mining rights to private investors by way of contracts.

 Conflicts over the power to assign mining rights between the Ministry of Mining and CVG provoked the amendment in 1993, and the revocation in 1994, of CVG's right to assign mining rights. However, all mining contracts granted by CVG to individuals and corporations under the revoked right remain in full force and effect.

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

  •
  Exploration and subsequent exploitation concessions:  Exploration and subsequent exploitation concessions are granted to individuals or corporations, foreign or national, through a procedure set forth in the Decree Law of Mines, which is substantially similar to the one established in the Mining Law of 1945 for discretionary concessions; it includes the approval by the Ministry of Mining of the technical and financial capacity of the applicant as well as an opposition period for claims by third parties. Concessions are granted only to mine the minerals described in the mining title. If a deposit of a different mineral is found, the concession holder has to give notice to the Ministry of Mining, which may decide to mine it directly (usually through an "agreement" with the concession holder) or to award it by way of a concession, for which the concession holder will have a preferential right.

 The Decree Law of Mines instructed the Ministry of Mining to create a "mining grid" covering all the territory of the country. This grid created "units" with a surface of between 493 and 513 hectares (one degree north-south by one and a half degrees east-west) depending on the location of the units (nearness to the equator). Areas of concessions are measured by these units and also by "lots," which are equal to the size of 12 units (5,196 to 6,156 hectares). One concession holder cannot hold more than two lots, or 24 units, at the same time. Once a lot has been explored, the concession holder can only keep a maximum of six adjacent units for mining. The remaining units have to be returned to the Ministry of Mining.

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

 Assignments of concessions, sales of any assets used in the concession and major agreements, including concession leases, have to be approved by the Ministry of Mining. At the end of the term of the concession, all concession-holder's assets used in the concession and any land acquired for the purpose of the concession revert to the State at no cost.

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

 Notwithstanding the foregoing, the Venezuelan government is currently discussing a reform to the Decree Law of Mines with the National Assembly. It appears that the goals of this reform are to immediately assume control of inoperative mining concessions and then, in the longer term, assume control of mining operations. The proposed model follows the new guidelines applied to Venezuela's oil sector in the case of operational agreements. Although there are several versions of the proposed law, if the reform is accepted, it is likely that private investors will be allowed to participate in mining projects only through mixed companies where the government has majority equity participation.

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

 Exchange Agreement No. 1 establishes that the acquisition of foreign currency by individuals and companies for transfers, remittances and payments for imports of goods and services and principal and interest on duly registered private debt, will be limited and subject to the requirements and conditions to be determined by the Comisión de Administración de Divisas (Currency Administration Commission, or CADIVI), the entity responsible for administering the exchange control system. Although in theory the acquisition of foreign currency for dividend payments on direct foreign investment, capital repatriation, payments in respect of service contracts, technology licenses, royalties and similar payments is guaranteed, pursuant to existing exchange control regulations it is also necessary to apply to CADIVI to acquire foreign currency at the official exchange rate for these purposes. To obtain CADIVI's authorization for the acquisition of foreign currency for any purpose, individuals and companies must be registered at the Registro de Usuarios del Sistema de Administración de Divisas and comply with a series of additional requirements.

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

 The Law Against Illicit Exchange Transactions came into effect on October 14, 2005. This law describes the actions that constitute illegal exchange acts, including, among others, purchase, sale, export or import of foreign currency in excess of US$10,000 in a given year, fraudulent acquisition of foreign currency through CADIVI, failure to declare export proceeds, failure to repatriate and convert export proceeds and use of legally acquired foreign currency for purposes different than those authorized. Penalties for violations of the law include fines, ranging from one to two times the amount of the illegal transaction (which can be doubled in the case of repeated offenses), and imprisonment, ranging from two to seven years, depending on the type of illicit act. The law applies to both individuals and companies that, acting either in their own name or as administrators, representatives, verifiers, recipients or beneficiaries, contravene the law's provisions or the provisions established by the Exchange Agreements.

Property

 Gold Fields' operations as of June 30, 2006 comprised the following:

Gold Fields' operative mining areas as of June 30, 2006

Operation	Size
South Africa
Driefontein	8,561 hectares
Kloof	20,087 hectares
Beatrix	16,821 hectares
Ghana
Tarkwa	20,825 hectares
Damang	8,111 hectares
Australia
St. Ives	87,363 hectares
Agnew	61,602 hectares
Venezuela
Choco 10	2,124 hectares

 Gold Fields leases its corporate headquarters in Johannesburg.

 As discussed earlier, the New Minerals Act came into operation on May 1, 2004 and vests the right to prospect and mine in the South African State with administration by the government of South Africa. The transitional provisions of the New Minerals Act phase out existing rights to prospect and mine granted under the old legislation. Gold Fields owned substantially all of the mineral rights under the previous regime for which it had mining authorizations under that regime. In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields' mining licenses under the former regulatory regime at Driefontein, Kloof and Beatrix into licenses under the new regime. See "—Regulatory and Environmental Matters—South Africa—Mineral Rights."

 Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns various mineral rights, under the previous regime, and surface rights contiguous to its operations in South Africa. As required under the New Minerals Act, Gold Field has submitted its surface rights utilized for mining purposes for registration. Gold Fields has received mining rights on properties which it has identified as being able to contribute, now or in the future, to its business and will similarly seek to convert those mining rights to mining rights under the New Minerals Act. See "—Regulatory and Environmental Matters—South Africa—Mineral Rights."

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

 In Venezuela, all mineral deposits are the property of the state. Mining rights are usually granted to individuals or corporations through exploration and subsequent exploitation concessions. Most of Gold Fields' mining rights (including Choco 10) are concessions granted to CVG, which have been leased by CVG to different subsidiaries of Gold Fields.

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

 Gold Fields La Cima S.A.'s mining areas at the Cerra Corona Project consist of the following:

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

 Gold Fields La Cima S.A. leases its corporate headquarters in Lima, Peru.

 Gold Fields also holds exploration tenements covering a total of approximately 21.6 million hectares in various countries, including the Dominican Republic, Venezuela, Peru, Chile, Brazil, Indonesia, Finland, South Africa, Ghana, Guinea, Burkina Faso, the Democratic Republic of Congo, Mali and Australia. Gold Fields' ownership interests in these sites vary with its participation interests in the relevant exploration projects. See "—Exploration."

 Gold Fields holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals. In addition, Gold Fields controls, directly or indirectly, approximately 66,000 hectares of land in the West Wits region, including, among other things, a nature reserve, wetlands and a golf course.

Research and Development

 Gold Fields undertakes various research and development projects relating to gold production technology and potential uses of gold. In particular, Gold Fields has developed a patented technology called Biox® through its wholly-owned Swiss subsidiary Biomin Technologies S.A. Biox® involves a process by which bacteria release gold from sulfide bearing gold ore to permit more economical recovery of the gold. During fiscal 2004, Gold Fields re-evaluated the potential future income arising from existing and possible new contracts for Biox®, and as a result reduced the carrying value of the patent. See "Operating and Financial Review and Prospects—Years ended June 30, 2005 and 2004—Impairment of assets."

 Gold Fields participates in a collaborative research and development project, together with AngloGold Ashanti Limited, Harmony Gold Mining Company Limited and Mintek, which is focused on investigating potential new industrial uses for gold. Gold Fields' primary contribution to the project is aimed at researching gold nanotechnology.

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

 Declustered averaging:    an estimation technique used in the evaluation of ore reserves.

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

 Kriging:    an estimation technique used in the evaluation of ore reserves.

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

 Mine call factor:    the ratio, expressed as a percentage, of the specific product recovered at the mill (plus residue) to the specific product contained in an orebody calculated based on an operation's measuring and valuation methods.

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

 Sichel "t":    an estimation technique used in the evaluation of ore reserves.

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

 Ton:    one ton is equal to 1,000 kilograms (also known as a "metric" ton).

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

 Uphole open stoping mining method:    a mining method where a section of ore is drilled from the level below the section to the level above the section. Then, vertical "slices" of the section are blasted and removed in succession. The void is not filled at the production stage, but may be filled with waste rock or tailings once production has ceased.

 Waste:    rock mined with an insufficient gold content to justify processing.

 Yield:    the actual grade of ore realized after the mining and treatment process.

ITEM 5:
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 You should read the following discussion and analysis together with Gold Fields' consolidated financial statements including the notes, appearing elsewhere in this annual report. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Forward-looking Statements" and "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Overview

General

 Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia, Venezuela and Peru. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is currently the second largest gold producer in South Africa, and one of the largest gold producers in the world, on the basis of annual production. Gold Fields is also currently engaged in exploration activities for platinum group metals primarily in Finland. In the year ended June 30, 2006, Gold Fields produced 4.35 million ounces of gold, 4.07 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, Abosso Goldfields Limited, or Abosso, and Promotora Minera de Guayana (PMG) S.A., or PMG. Gold Fields reported attributable gold reserves of 61.8 million ounces as of June 30, 2006.

 The Gold Fields group holdings evolved through a series of transactions, principally in 1998 and 1999. With effect from January 1, 1998, a company formed on November 21, 1997 and referred to in this discussion as Original Gold Fields acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, or GFSA, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included all of the Beatrix, Oryx and Kloof mines, a 70.0% interest in the Tarkwa mine (which was increased to 71.1% through dilution of some of the other shareholders in 1999), a 54.2% interest in the St. Helena mine and a 37.3% interest in the Driefontein mine. The transaction involved a purchase of the assets and interests held by the three selling companies, as well as offers to the minority shareholders of the three companies holding the Beatrix, Oryx and Kloof mines to acquire their shares in exchange for Original Gold Fields shares. Original Gold Fields accounted for the transaction as a purchase. Because Original Gold Fields was formed as a subsidiary of GFSA, the assets acquired from GFSA were accounted for at the value they had been carried at on GFSA's books. The assets acquired from Gencor Limited, New Wits Limited and the minority shareholders were accounted for at fair value.

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

 With effect from July 1, 1999, Gold Fields acquired the remaining interest in the St. Helena mine and reorganized the group to simplify its holding structure. For further details of the evolution of the Gold Fields group structure, see "Information on the Company—History." Total gold production was 4.406 million ounces in fiscal 2004 (4.158 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso). In fiscal 2005, total gold production increased to 4.488 million ounces (4.219 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana and Abosso). This increase was mainly due to the increase in underground yields at the South African operations, in line with the strategy to reduce marginal mining, and increased production at Tarkwa, in Ghana, following commissioning of a new mill in October 2004. In fiscal 2006 total gold production decreased to 4.351 million ounces (4.074 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana, Abosso and PMG). This decrease was mainly due to lower production at the South African operations as a result of a strike in August 2005 and mining inflexibility at Kloof, offset in part by the addition of production from the Choco 10 mine in Venezuela from its acquisition on February 28, 2006.

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

 On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly owned subsidiary of Mvela Resources, and GFIMSA entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA. This agreement became effective following the advance by Mvela Gold of the loan to GFIMSA described below, which is referred to in this discussion as the Mvela Loan, and, among other things, provides for Mvela Gold to nominate two members of GFIMSA's board of directors and two members of each of GFIMSA's Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the mining charter promulgated under the Mineral and Petroleum Resources Development Act 2002. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights." Under the Covenants Agreement, GFIMSA cannot dispose of any material assets, enter into, cancel or alter any material transaction between GFIMSA and any related party or make any material amendment to its constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFIMSA wants to increase the interest of black empowerment entities in GFIMSA or in any business or assets of GFIMSA, other than pursuant to an employee share incentive scheme, Gold Fields must offer to Mvela Gold the opportunity to increase its interest in GFIMSA. By its terms, the Covenants Agreement remains in force for so long as Gold Fields remains a shareholder in GFIMSA and Mvela Gold holds its empowerment interest in or is a shareholder of GFIMSA and Mvela Gold holds the right to subscribe for 15% of the share interest in GFIMSA, provided that it terminates if the shares of GFIMSA are listed on the JSE Limited.

 On December 11, 2003, Gold Fields, GFIMSA, and Mvela Gold entered into a subscription and share exchange agreement, or the Subscription and Share Exchange Agreement, pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA's outstanding share capital, including the newly issued shares, for consideration of Rand 4,139 million. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold's GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA's operations divided by the same calculation as applied to Gold Fields' operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields ordinary shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold has ceded its rights under the Subscription and Share Exchange Agreement to secure its obligations under certain mezzanine financing it incurred to fund, in part, the Mvela Loan. Mvela Gold is entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties whereby if Mvela Gold receives an offer for, or otherwise wishes to sell, any GFIMSA or Gold Fields shares, it must first offer to sell them to Gold Fields. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan to GFIMSA on March 17, 2004.

 On December 11, 2003, Gold Fields, GFIMSA, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited, or Gold Fields Australia, and Gold Fields Guernsey Limited (now Gold Fields Holdings Company (BVI) Limited, or Gold Fields Holdings), entered into a loan agreement, or the Mvela Loan Agreement, pursuant to which Mvela Gold advanced a loan of Rand 4,139 million, or the Mvela Loan, to GFIMSA on March 17, 2004. GFIMSA applied the loan toward funding its acquisition of Gold Fields' South African mining operations and certain ancillary assets and operations as part of the internal restructuring of Gold Fields. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Holdings. GFIMSA may elect to repay the Mvela Loan, together with the present value of the then outstanding interest payment obligations and the tax payable by Mvela Gold as a result of such repayment, at any time starting 12 months after the Mvela Loan was advanced. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the consolidated gross turnover of Gold Fields and its subsidiaries, may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of any event of default, which includes, among other things:

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

 The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for Rand 100 million of the shares issued by Mvela Resources in the private placement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields has effectively guaranteed a loan of Rand 150 million made by the PIC to Micawber, or the PIC Loan. Interest on the PIC Loan accrues at the rate of 14.25%, is compounded semi-annually and is payable in one lump sum at the end of the term of the loan. Under the terms of the PIC Agreement, the PIC has the right to require Gold Fields to assume all its rights and obligations under the PIC Loan, together with its underlying security, which consists of the PIC's proportionate share of Mvela Gold's rights under the Subscription and Share Exchange Agreement and a guarantee of Rand 200 million from Mvela Resources, at a price equal to the value of the principal and interest of the PIC Loan, net of a guarantee fee equal to 3.75% per annum of the value of the principal and interest of the loan, if, at the time the PIC Loan is due for repayment, Micawber does not repay the loan in full. Whether or not the PIC requires Gold Fields to assume its rights and obligations under the PIC Loan, the PIC is obligated to pay the guarantee fee to Gold Fields on the date on which the PIC Loan is repaid to the PIC. See "—Liquidity and Capital Resources—Cash Resources—Investing" and "—Credit Facilities—Mvela Loan."

 On February 13, 2004, the Mvela Loan Agreement was amended, principally in order to add and clarify certain definitions.

 On November 17, 2004, GFL Mining Services Limited, or GFLMSL, Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, referred to in this discussion as the Amendment Agreement, amending the existing agreements relating to the Mvelaphanda Transaction, including the Subscription and Share Exchange Agreement and the Covenants Agreement. Pursuant to the Amendment Agreement, among other things, (i) GFIMSA agrees not to repay any debt owing, as at the date on which the Mvela Loan was advanced, to Gold Fields or any subsidiary of Gold Fields that is not a subsidiary of GFIMSA prior to the time Mvela Gold may exchange its shares in GFIMSA for Gold Fields ordinary shares, pursuant to the Subscription and Share Exchange Agreement, (ii) GFIMSA must utilize 50% of its free cash flow to pay certain intra-group indebtedness and (iii) Mvela Gold will be entitled to not less than 45,000,000 or not more than 55,000,000 Gold Fields ordinary shares in the event that GFIMSA shares are exchanged for Gold Fields shares pursuant to the

Subscription and Share Exchange Agreement. These minimum and maximum numbers of ordinary shares are subject to adjustment to take account of changes to Gold Fields' capital structure and certain corporate activities of Gold Fields. The amendments were approved by the Senior Agent and by the lenders who provided the commercial bank debt and mezzanine finance to Mvela Gold to fund, in part, the Mvela Loan.

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

 Gold Fields owns its interest in the Choco 10 mine through its 95% holding in PMG. PMG is a joint venture between Promotora Minera de Venezuela, S.A., or Promiven (a wholly-owned subsidiary of Gold Fields which it acquired from Bolivar), and a subsidiary of Corporacion Venezolana de Guayana, or CVG, a governmental development entity for the Guayana region. Gold Fields assumed operation of PMG on March 1, 2006. See "Information on the Company—Gold Fields' Mining Operations—Venezuela Operation."

Acquisition of La Cima

 On January 11, 2006, Gold Fields acquired an 80.72% economic and 92% voting interest in Sociedad Minera La Cima S.A., now known as Gold Fields La Cima S.A., or La Cima, for a total consideration of US$40.5 million. La Cima is the holding company for the Cerro Corona Project. See "Information on the Company—Recent Developments—Cerro Corona Project" and "—Recent Developments—Cerro Corona Facility".

Acquisition of South Deep

 On September 11, 2006, Gold Fields entered into an agreement with Barrick Gold Corporation, or Barrick, and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, or BGSA, which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited, or Western Areas, each hold an interest of 50%. The Barrick Gold—Western Areas Joint Venture owns the developing South Deep gold mine, or South Deep, located in the Witwatersrand basin near Johannesburg. In conjunction with Gold Fields' acquisition of Barrick's stake in the Barrick Gold—Western Areas Joint Venture, Gold Fields is making an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Under the Offer, which Gold Fields commenced on October 30, 2006, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western

Areas shares validly tendered into the Offer. In support of the Offer, Gold Fields, JCI Limited, or JCI, and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006, Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries in exchange for the issue to JCI of 9,450,000 Gold Fields shares. In addition, pursuant to the agreement with effect from November 14, 2006, the JCI subsidiaries granted Gold Fields call options, and Gold Fields granted the subsidiaries put options, over a further 9.96 million Western Areas shares. See "Information on the Company—Recent Developments—Acquisition of South Deep" and "—Recent Developments—Acquisition of South Deep".

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

Global Context

 Gold Fields' strategy was developed in the context of a global market characterized by an extended period of low gold prices, reduced global expenditure on gold exploration and increasing industry consolidation. This strategy has evolved over time, but despite the recent increase in the price of gold, Gold Fields has maintained a strategy of general caution with respect to financial commitments while maintaining full exposure to the effects of the gold price.

 Generally, Gold Fields' strategy consists of the following key elements:

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

  •
  Securing the future of Gold Fields by earning and maintaining what Gold Fields calls its "license to operate" in those countries and regions in which it operates and upholding strong principles of corporate governance. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located to deal with issues related to sustainable development.

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

Acquisitions and Exploration

 Gold Fields is one of the largest producers of gold in the world based on annual gold production. Gold Fields' corporate development mandate is to grow as a world leader in developing and operating low-cost, long life precious metal mines. Gold Fields is sensitive to the fact that increased competition for acquisitions and higher gold prices are pushing asset prices to levels that threaten returns. The impact on returns has been exacerbated by higher input costs, particularly as significant increases in base metal prices has led to increased mining of base metals, which uses some of the same inputs as gold, and therefore increased overall demand for those products.

 For acquisitions of gold assets or companies outside South Africa, Gold Fields is at somewhat of a disadvantage to certain of its competitors, but this also has offsetting strengths. First, South African exchange control regulations limit Gold Fields' ability to provide guarantees or borrow outside South Africa without express approval from the South African Reserve Bank, or the SARB. However, in his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury's medium term budget policy statement and repeated that it was the government's eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. Second, shares of South African companies tend to be viewed as less attractive acquisition currency than shares of non-South African companies, despite the relaxation of exchange controls. On the other hand, Gold Fields has a strong balance sheet and low debt-to-equity ratio that diminishes the equity pricing disadvantage, and also has a skilled and effective corporate evaluation and acquisition team, and a sound track record in project development.

 Gold Fields also maintains an active global exploration effort for gold and PGMs through exploration offices worldwide and an exploration philosophy that management believes is well focused and cost efficient.

Hedging

 Generally, Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold Fields believes that investors in Gold Fields' shares seek an unlimited exposure to movements in the U.S. dollar gold price and the resulting effect on Gold Fields' earnings.

 However, commodity hedges are sometimes undertaken on a project specific basis as follows:

  •
  to protect cash flows at times of significant expenditure;

  •
  for specific debt servicing requirements; and

  •
  to safeguard the viability of higher cost operations.

 Gold Fields may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements. In addition, in connection with the acquisition of Western Areas, Gold Fields will be acquiring the Western Areas hedge book. See "Information on the Company—Recent Developments—Acquisition of South Deep."

Revenues

 Substantially all of Gold Fields' revenues are derived from the sale of gold. As a result, Gold Fields' revenues are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which Gold Fields does not have control. See "Risk Factors—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields' operations, and the cash flows generated by those operations." The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the London afternoon fixing price of gold in U.S. dollars for the past 12 calendar years and to date in calendar year 2006:

	Price per ounce
	High	Low	Average
	($)
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006 (through October 31, 2006)	725	513	599

Source: Bloomberg

 On November 15, 2006, the London afternoon fixing price of gold was $617.75 per ounce.

 As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. However, hedges are sometimes undertaken on a project specific basis as follows: to protect cashflows at times of significant expenditure; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. See "Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity—Commodity Hedging Policy." Significant changes in the price of gold over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields' revenues.

 Gold Fields' realized gold price The following table sets out the average, the high and the low London afternoon fixing price of gold and Gold Fields' average U.S. dollar realized gold price during the past three fiscal years:

	Year ended June 30
	2004	2005	2006
	($/oz)
Average	396	422	525
High	427	454	725
Low	342	387	418
Gold Fields' average realized gold price(1)	387	422	524

Note:

(1)
Gold Fields' average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

Costs

 Over the last three fiscal years, Gold Fields' total cash costs have typically made up approximately 80% of total costs and consist primarily of labor and, where applicable, contractor costs, and consumable stores, which include explosives, timber and other consumables, including diesel fuel and other petroleum products.

 Gold Fields' South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 49% of total cash costs at the South African operations. At the South African operations, power and water made up on average approximately 11% of total cash costs over the last three fiscal years. At the Ghana operations, mining operations at Damang are conducted by an outside contractor, while starting in fiscal 2005, Tarkwa began engaging in owner mining, having purchased its own mining equipment which was fully commissioned by September 2004 and therefore significantly reducing its use of outside contractors. Contractor costs represented on average 33% of total cash costs at Tarkwa over the last three fiscal years, and 26% of total cash costs during fiscal 2006. Over the last three fiscal years contractor costs represented on average 45% of total cash costs at Damang. Direct labor costs represent on average a further 11% of total cash costs at Tarkwa and 11% in fiscal 2006. Over the last three fiscal years direct labor costs represented on average 8% at Damang. At the Australian operations, mining operations are conducted by outside contractors. Over the last three fiscal years, total contractor costs represented on average 37% at Agnew and 48% at St. Ives of total cash costs and direct labor costs represented on average a further 16% at Agnew and 9% at St. Ives of total cash costs. For open-pit operations, such as those at the Ghana and Australia operations, cash costs tend to vary over the life of the open pit. Initially, cash costs are relatively high because the proportion of waste rock to ore, or stripping ratio, is higher when operations first commence. As an open pit evolves, the stripping ratio and cash cost per ounce tend to decrease. Stripping ratios can however increase over the life of an operation. Gold Fields' operations in Ghana consume large quantities of diesel fuel for the running of its mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three fiscal years, fuel costs have represented approximately 12% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at the South African or Australian operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the open pits and the distances between the pits and the plants. In order to provide some protection against future rises in oil prices, and therefore in diesel fuel prices, on July 3, 2006, Gold Fields Ghana and Abosso purchased an Asian-style

International Petroleum Exchange, or IPE, Gasoil call option for one year, expiring June 30, 2007, for a total of 58.8 million liters at a strike price of US$0.5716 per liter. Approximately two thirds of this hedge is for Tarkwa and one third is for Damang. See "Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity," "—Commodity Hedging Policy—Oil," "—Commodity Hedging Experience—Oil" and "—Commodity Price Contract Position—Oil."

 The remainder of Gold Fields' total costs consist primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

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

 As a result of the consolidation of the South African assets into GFIMSA in 2004, the mines are no longer separate tax entities but are treated as a single tax entity. However, unredeemed capital expenditure is still ring fenced between the divisions of GFIMSA, so that capital expenditure at one mine cannot be used to reduce taxable income from another mine. GFIMSA has elected to be exempt from STC. However, Gold Fields itself, as a holding company not conducting any gold mining operations, as well as its other non-mining South African subsidiaries are not eligible to be exempt from STC. To the extent Gold Fields receives dividends from GFIMSA, such received dividends are offset against the amount of dividends paid by Gold Fields for purposes of calculating the net amount subject to the 12.5% STC.

Ghana

 Ghanaian resident companies are subject to tax on the basis of income derived from, accruing in or brought into Ghana. The standard corporate income tax rate is currently 25% having been reduced from 28% with effect from January 1, 2006. As a result, an average rate of 26.5% was applied to fiscal

2006 taxable income. The Tarkwa and Damang operations are also subject to a 3% gold royalty, calculated on the basis of a formula which came into effect from July 4, 1986, because the mineral rights are owned by the state. This royalty is included in Gold Fields' income and mining tax benefit/(expense) line item in Gold Fields' consolidated statements of operations. A reconstruction and development levy of 2.5% on operating profit that was introduced on January 1, 2001 was abolished from January 1, 2006.

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

Australia

 Generally, Australia will impose tax on the worldwide income (including capital gains) of all of Gold Fields' Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs are deductible in full as incurred and other capital expenditure is deductible over the lives of the assets acquired. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. The St. Ives and Agnew operations are also subject to a 2.5% gold royalty, which came into effect from July 1, 1998, because the mineral rights are owned by the state. This royalty is included in Gold Fields' income and mining tax benefit/(expense) line item in Gold Fields' consolidated statements of operations.

 With effect from July 1, 2001 the Australian legislature introduced a Uniform Capital Allowance, which allows tax deductions for:

  •
  depreciation attributable to assets; and

  •
  certain other capital expenditures.

 Under current Australian tax law, certain grouping concessions are available to companies with the same ultimate head entities. These concessions include the ability to group losses and obtain capital gains tax roll over relief from the transfer of assets. Gold Fields' subsidiaries in Australia will therefore also qualify to transfer losses from one entity to another in the event that a loss is made in any one entity and a profit is generated in another.

 The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. This gross up calculation was performed in fiscal 2005 by Gold Fields' subsidiaries in Australia and Gold Fields recorded a net gross up of $26.8 million. This gross-up has been included in the income and mining tax benefit for fiscal 2005.

 Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents. In the case of dividend payments to non-residents, withholding tax at a rate of 30% will apply. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company's parent company). Where dividends are paid out of profits that have been subject to Australian corporate tax there is no withholding tax, regardless of whether a double taxation agreement is in place.

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

Exchange Rates

 Gold Fields' South African revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields' average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a lower Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see "Key Information—Exchange Rates." With respect to its operations in Ghana, a substantial portion of Gold Fields' operating costs (including wages) are either directly incurred in U.S. dollars or are determined according to a formula by which costs are indexed to the U.S. dollar. Accordingly, fluctuations in the Cedi do not materially impact operating results for the Ghana operation.

 With respect to the Australian operations, Gold Fields expects that the effect of fluctuations in the value of the Australian dollar against the U.S. dollar will be similar to that for the Rand, with weakness in the Australian dollar resulting in improved earnings for Gold Fields and strength in the Australian dollar producing the opposite result. Gold Fields agreed with the lenders providing the loans for the acquisition of St. Ives and Agnew to manage its exposure to fluctuations in the value of the Australian dollar against the U.S. dollar by entering into financial instruments that fix the exchange rates for a portion of the expected future revenues from the operations. These financial instruments were closed out on January 7, 2004. However, in order for the Group to participate in any future Australian dollar appreciation, a strip of quarterly maturing Australian dollar/U.S. dollar call options were purchased of which the value dates and amounts matched those of the original structure. See "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Hedging Experience—St. Ives and Agnew Australian Dollar Instruments." Gold Fields accounts for these financial instruments on a mark-to-market basis, using exchange rates prevailing at the end of the relevant accounting period. See "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Hedging Experience—Foreign Currency Sensitivity Analysis—St. Ives and Agnew Dollar Instruments."

 In Venezuela a system of exchange controls is in place and the Central Bank sets a fixed exchange rate for the Bolivar against the U.S. dollar. The rate is currently VEB 2,150 per $1.00 although that rate may be adjusted from time to time, and typically the Bolivar has been devalued against the U.S. dollar. To the extent the Bolivar depreciates against the U.S. dollar, Gold Fields should obtain higher earnings to the extent it sells its gold produced in Venezuela outside Venezuela. However, Gold Fields is obligated to repatriate to Venezuela and convert to Bolivars at the official exchange rate all amounts generated from exports. See "Information on the Company—Regulatory and Environmental Matters—Venezuela—Exchange Controls."

Inflation

 It is possible that a period of significant inflation in South Africa could adversely affect Gold Fields' results and financial condition. However, because the majority of Gold Fields' costs at the South African operations are in Rand while its revenues from gold sales are in U.S. dollars, the extent to which the Rand devalues against the U.S. dollar will offset the impact of South African inflation. In Ghana, Gold Fields' operations are not significantly impacted by Ghanaian inflation because a substantial portion of Gold Fields' costs are either incurred directly in U.S. dollars or are determined according to a formula by which U.S. dollar amounts are converted into Cedi. Gold Fields expects that the impact of Australian inflation will be similar to that of South Africa as will Venezuelan inflation.

South African, Ghanaian and Venezuelan Economic and Political Environment

 Gold Fields is a South African company and a substantial portion of its operations, based on gold production, are in South Africa. As a result, Gold Fields is subject to various economic, fiscal, monetary and political policies and factors that generally affect South African companies. See "Risk Factors—Economic or political instability in the countries or regions where Gold Fields operates may have an adverse effect on Gold Fields' operations and profits."

 South African companies, including Gold Fields, are subject to exchange control restrictions which require companies to repatriate some or all of its offshore profits. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. In particular, in his speech to Parliament towards at the end of October 2004, the Minister of Finance outlined the South African Treasury's medium term budget policy statement and repeated that it was the government's eventual goal to replace all remaining exchange controls with prudential benchmarks. The Department of Finance has reaffirmed its continuing intention to further liberalize the exchange control regulations. An exchange control circular from the South African Reserve Bank detailing and regulating the above relaxations is expected shortly. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls."

 Gold Fields also has significant operations in Ghana and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Ghana. See "Risk Factors—Economic or political instability in the countires or regions where Gold Fields operates may have an adverse effect on Gold Fields' operations and profits." In addition, pursuant to an agreement which it has entered into with the Ghanaian government with respect to the Tarkwa mine, Gold Fields is required to repatriate at least 20% of the revenues derived from the Tarkwa mine to Ghana and either use such amounts in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. See "Information on the Company—Regulatory and Environmental Matters—Ghana—Mineral Rights." Although it has been more than two years since the last set of negotiations with the Bank of Ghana regarding the Damang mine's level of repatriation, the next set of negotiations has not been scheduled pending the execution of a new development agreement with the government of Ghana. Gold Fields currently repatriates approximately 40% of revenues from the Ghana operation to Ghana. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields' ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

 Gold Fields' operations in Venezuela mean it is also subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Venezuela. See "Risk Factors—Economic or political instability in the countires or regions where Gold Fields operates may have an adverse effect on Gold Fields' operations and profits." In addition, companies operating in Venezuela, including Gold Fields, are subject to exchange control restrictions which impose restrictions and conditions on their ability to purchase foreign currency and require them, to convert foreign currency derived from the export of goods, services or technologies to Bolivars via the Venezuelan Central Bank at the official exchange rate. See "Information on the Company—Regulatory and Environmental Matters—Venezuela—Exchange Controls."

Capitalization of Underground Development Costs at the South African Operations

 Prior to July 1, 2006, at Gold Fields' South African underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs. On July 1, 2006, Gold Fields changed its policy to capitalize all underground development costs to access specific ore blocks or other areas of the mine where such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine. Under this revised policy, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At the Gold Fields' underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

 Gold Fields believes that the new principle is preferable because: (i) it aligns its policy with those of its global gold mining company industry peers; (ii) allows for a more direct link between revenue and associated expenditures; (iii) each block of ore can be described as a commencement of a new area of operations, separate and distinct from other existing operations—with the choice to mine based on an approved life-of-mine plan for that particular block of ore; and (iv) the additional costs capitalized under the revised policy meet the definition of an asset.

 This change in accounting principle will be applied in Gold Fields' Annual Report on Form 20-F for the year ending June 30, 2007 by retroactively adjusting prior periods. Applying the new principle on June 30, 2006, would have increased Gold Fields' property, plant and equipment by $153.7 million (June 30, 2005: $134.5 million) and deferred income and mining tax liabilities by $59.9 million (June 30, 2005: $53.8 million).

 Under the revised method of accounting for underground development costs, the costs incurred to access specific ore blocks or areas of the mine, which only provide an economic benefit over the period during which that ore block or area is being mined, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. Capitalized costs that provide an economic benefit over the entire mine life, such as the initial primary shaft in an underground complex, will continue to be attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.

Critical Accounting Policies and Estimates

 Gold Fields' significant accounting policies are more fully described in note 2 to its audited consolidated financial statements included elsewhere in this annual report. Some of Gold Fields' accounting policies require the application of significant judgment and estimates by management that can affect the amounts reported in the financial statements. By their nature, these judgments are subject to a degree of uncertainty and are based on Gold Fields' historical experience, terms of existing contracts, management's view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

 Gold Fields' significant accounting policies that are subject to significant judgments, estimates and assumptions are summarized below.

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

Depreciation, depletion and amortization of mining assets

 Depreciation, depletion and amortization charges are calculated using the units of production method and are based on Gold Fields' current gold production as a percentage of total expected gold production over the lives of Gold Fields' mines. An item is considered to be produced at the time it is removed from the mine. The lives of the mines are estimated by Gold Fields' mineral resources department using interpretations of mineral reserves, as determined in accordance with the SEC's industry guide number 7.

 Depreciation, depletion and amortization at Gold Fields' South African operations (which are long-life mines ranging from 13 to 28 years), are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives, are less sensitive to change in reserve assumptions. Accordingly, at these locations, it is the Company's policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Field's Board. However, if Gold Fields' management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Company's Board.

 A similar approach is followed at Gold Fields' operations in Ghana, due to the longer-life of the primary orebody. At Gold Fields' Australian operations, where mine-life ranges from two to four years, proven and probable reserves used for the calculation of depreciation, depletion and amortization are more susceptible to changes in reserve estimates. At these locations, Gold Fields' depreciation, depletion and amortization calculations are updated on a more regular basis (at least quarterly) for all known changes in proven and probable reserves. The nature of the orebody, and the on-going information being gathered in connection with the orebody, facilitates these updates.

 The estimates of the total expected future lives of Gold Fields' mines could be different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Gold Fields' mineral reserves. Changes in management's estimates of the total expected future lives of Gold Fields' mines would therefore impact the depreciation, depletion and amortization charge recorded in Gold Fields' consolidated financial statements. Changes due to acquisitions, sales or closures of shafts expected to have a material impact on Gold Fields' depreciation, depletion and amortization calculations, are incorporated in those calculations as soon as they become known.

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

Derivative financial instruments

 The determination of the fair value of derivative financial instruments, when marked-to-market, takes into account estimates such as interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the financial derivatives. These estimates may differ materially from actual interest rates and foreign currency exchange rates prevailing at the maturity dates of the financial derivatives and, therefore, may materially influence the values assigned to the financial derivatives, which may result in a charge to or an increase in Gold Fields' earnings through maturity of the financial derivatives.

Environmental rehabilitation costs

 Gold Fields makes provision for environmental rehabilitation costs and related liabilities when incurred based on management's interpretations of current environmental and regulatory requirements. The provisions are recorded by discounting the expected cash flows associated with the environmental rehabilitation using a discount factor that reflects the risk-free rate of interest. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of rehabilitation liabilities is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of rehabilitation liabilities. In addition, expected cash flows relating to rehabilitation liabilities could occur over periods up to the planned life of mine at the time the estimate is made and the assessment of the extent of environmental remediation work is highly subjective. While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may, when considering the factors discussed above, differ materially from the costs that will actually be incurred to rehabilitate Gold Fields' mine sites in the future.

Employee benefits

 Management's determination of Gold Fields' obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate the amounts. These assumptions are described in notes 16 and 17 to Gold Fields' consolidated financial statements and include, among others, the discount rate, health care inflation costs and rates of increase in compensation costs. Actual results that differ from management's assumptions are accumulated and charged over future periods, which will generally affect Gold Fields' recognized expense and recorded obligation in future periods. While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect Gold Fields' pension and other post retirement obligations as well as future expenses, which will result in an impact on earnings in the periods that the changes in the assumptions occur.

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

Share-based compensation

 Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R), for all share option grants subsequent to that date. SFAS 123(R) requires the Company to determine the fair value of share options as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. Gold Fields has determined the fair value of all its options grants (a) prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123(R), and (b) subsequent to July 1, 2005 based on the grant-date fair value estimated in accordance with SFAS 123(R), using the Black-Scholes valuation model, which requires the Company to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and the Company's expected dividend yield. While Gold Fields' management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement. The Company's options have characteristics significantly different from those of traded options and therefore fair values may also differ.

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

 In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements," or SFAS 57. SFAS 57 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 57 does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. This statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, "Derivative Financial Instruments" at initial recognition and in all subsequent periods. Gold Fields will be required to adopt SFAS 157 on July 1, 2008, and is currently evaluating the impact of SFAS 157 on its financial position and results of operations.

 In September 2006, FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," or SFAS 158, an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS 158 will be applicable for the Company as of the year ending June 30, 2007. Gold Fields is in the process of evaluating the potential impact the adoption of this standard will have on its financial position and results of operations.

 In September 2006, the Securities and Exchange Commission, or the SEC, issued Staff Accounting Bulletin No. 108, or SAB 108. The interpretations in SAB 108 express the views of the staff of the SEC regarding the process of quantifying financial statement misstatements. The staff believes registrants must consider the impact of correcting all misstatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in current year financial statements. Thus, a registrant's financial statements would require adjustment when the assessment in the current year or in prior years' results in qualifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. Gold Fields will be required to adopt SAB 108 on July 1, 2007, and is currently evaluating the impact of SAB 108 on its financial position and results of operations.

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

 The decrease in ounces sold from the South African operations from 2.824 million ounces in fiscal 2005 to 2.660 million ounces in fiscal 2006, resulted primarily from the loss of over a week's production due to a wage related strike in August 2005 at all the South African operations together with poor performance at Kloof, due to mining inflexibility and a labor dispute in January 2006 which resulted in slowdowns in production. Gold output from Kloof decreased 11.9% or 0.123 million ounces in fiscal 2006 when compared with fiscal 2005. At Beatrix there was a decrease in gold output of 4.5% or 0.028 million ounces due to lower stoping volumes, the impact of the strike in August 2005 and an overall decrease in the grade of mined ore, offset in part by increased volumes of sweepings and vamping, which improved the mine call factor and gold recovery in fiscal 2006. Production at Driefontein was only marginally lower in fiscal 2006. Production at the international operations increased by 1.6% from 1.664 million ounces in fiscal 2005 to 1.691 million ounces in fiscal 2006. All of this increase was due to the production from the newly acquired Choco 10 mine, as a net decrease in production from Australia was offset by the net increase in production in Ghana. See "Information on the Company—Gold Fields' Mining Operations."

 Total gold sold and total gold produced are the same at all the operations with the exception of Choco 10, where there may be differences due to timing of sales.

Costs and Expenses

 The following table sets out Gold Fields' total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2005 and fiscal 2006.

	Gold Sold	Total cash costs(1)	Total production costs(2)	Gold Sold	Total cash costs(1)	Total production costs(2)	Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total Production costs
	Fiscal 2005			Fiscal 2006
	('000oz)	($/oz)		('000oz)	($/oz)		(%)
South Africa
Driefontein	1,163	330	380	1,150	355	407	7.6	7.1
Kloof	1,037	379	448	914	421	478	11.1	6.7
Beatrix	624	406	452	596	409	444	0.7	(1.8)
Ghana
Tarkwa(3)	677	234	290	709	300	350	28.2	20.7
Damang(4)	248	282	302	235	432	447	53.2	48.0
Venezuela
Choco 10(5)	—	—		—	28	293	399	n/a
Australia(6)
St. Ives	527	336	439	497	346	488	3.0	11.2
Agnew	212	232	325	222	268	326	15.5	0.3
Total(7)(8)	4,488	—	—	4,351	—	—
Weighted average	—	331	393		366	428	10.6	8.9

Notes:

(1)
Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total cash costs per ounce."

(2)
Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total production costs per ounce."

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

 The following tables set out a reconciliation of Gold Fields' production costs to its total cash costs and total production costs for fiscal 2006 and fiscal 2005.

	For the year ended June 30, 2006
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	411.3	386.3	245.0	211.7	101.7	8.4	176.3	80.9	—	1,621.6
Less:
G&A other than corporate costs	5.2	4.8	3.5	11.5	1.9	0.6	4.2	3.4	—	35.1
GIP adjustment	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Exploration	—	—	—	—	2.0	—	9.4	21.4	—	32.8
Plus:
Employment termination cost	2.4	3.0	2.1	—	—	—	0.8	0.5	—	8.8
Royalty	—	—	—	11.2	3.7	0.5	6.5	2.9	—	24.8
Total cash costs	408.5	384.5	243.6	212.6	101.5	8.3	171.9	59.7	—	1,590.6
Plus:
Amortization(2)	57.3	49.9	19.4	36.5	3.5	3.0	71.3	12.9	12.3	266.1
GIP adjustments(2)	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Rehabilitation	1.8	2.6	1.6	0.3	—	—	0.9	—	—	7.2
Total production costs	467.6	437.0	264.6	248.2	105.0	11.3	242.2	72.4	12.3	1,860.6
Gold produced ('000 oz)(3)	1,149.5	914.0	596.1	709.2	235.1	25.3	496.4	222.4	—	4,348.1
Gold sold per production cost ('000 oz)	1,149.5	914.0	596.1	709.2	235.1	25.3	496.4	222.4	—	4,348.1
Total cash costs ($/oz)(4)	355	421	409	300	432	293	346	268	—	366
Total production costs ($/oz)(5)	407	478	444	350	447	399	488	326	—	428

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

(4)
Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total cash costs per ounce."

(5)
Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total production costs per ounce."

	For the year ended June 30, 2006
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	386.4	393.6	252.9	158.2	68.6	184.5	56.4	—	1,500.6
Less:
G&A other than corporate costs	(6.5)	(5.4)	(3.8)	(8.9)	(1.8)	(4.7)	(1.5)	—	(32.6)
GIP adjustment	—	—	—	0.2	—	2.1	(0.1)	—	2.2
Exploration	—	—	—	(1.2)	—	(10.7)	(7.5)	—	(19.4)
Plus:
Employment termination costs	3.7	5.0	4.3	—	—	—	—	0.7	13.7
Royalty	—	—	—	8.6	3.1	5.7	2.1	—	19.5
Total cash costs	383.6	393.2	253.4	156.9	69.9	176.9	49.4	0.7	1,484.0
Plus:
Amortization(2)	56.9	67.9	28.0	38.1	4.8	56.5	19.3	3.0	274.5
GIP adjustments(2)	—	—	—	(0.2)	—	(2.1)	0.1	—	(2.2)
Rehabilitation	1.8	3.5	1.0	1.3	0.2	0.3	0.3	—	8.4
Total production costs	442.3	464.6	282.4	196.1	74.9	231.6	69.1	3.7	1,764.7
Gold produced ('000 oz)(3)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Gold sold per production cost ('000 oz)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Total cash costs ($/oz)(4)	330	379	406	232	282	336	232	—	331
Total production costs ($/oz)(5)	380	448	452	290	302	439	325	—	393

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

(4)
Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total cash costs per ounce."

(5)
Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold

  Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total production costs per ounce."

 Gold Fields' weighted average total cash costs per ounce increased by $35 per ounce, or 10.6%, from $331 per ounce in fiscal 2005 to $366 per ounce in fiscal 2006. The strengthening of the Rand against the U.S. dollar, had a 3.1% negative impact on the costs converted from the South African operations. In Rand terms, weighted average cash costs per ounce increased at the South African operations principally as a result of the impact of the strike in August 2005 and the poorer performance at Kloof during fiscal 2006 as compared to fiscal 2005. Weighted average total cash costs per ounce at the international operations increased significantly in fiscal 2006 mainly due to the pre-stripping of the Teberebie pit at Tarkwa and at the Damang main pit cutback as well as increased production from the higher cost Songvang open pit at Agnew and the replacement of high grade Damang main pit material with lower grade stockpile ore. Weighted average total cash costs per ounce at St. Ives increased more modestly as the operation benefited from the introduction of the new, more efficient Lefroy mill which completed its first full year of production. In addition, there was a significant increase in input costs, especially fuel, steel and cyanide and other reagents, and in wages, especially at the South African operations.

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

 The table below depicts the changes from June 30, 2004 to June 30, 2005 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2005 and 2006, respectively. The life of mine numbers below are taken from the operations' strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the most-recent above-infrastructure proven and probable reserves as approved by Gold

Fields' Board and reflected in the life-of-mine plan and (2) the amount of gold produced by the operation during the period. At Gold Fields' South African operations, depreciation, depletion and amortization calculations for fiscal 2004, fiscal 2005, and the first nine months of fiscal 2006, were all based on its reserve statement at the start of the relevant year. However, during fiscal 2006 Gold Fields decided to align determination of its reserves with its planning cycle and as a result also issued a reserve statement as at December 31, 2005. This ore reserve statement became effective for amortization calculations as from April 1, 2006. See "—Critical Accounting Policies and Estimates—Depreciation, depletion and amortization of mining assets".

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

(7)
The life of mine for each operation shown in the above table differs from that shown in "Information on the Company—Gold Fields' Mining Operations." The life of mine in the above table is based on the above infrastructure proven and probable reserves at December 31, 2005 whereas the life of mine information in "Information on the Company—Gold Fields' Mining Operations." is based on both above and below infrastructure proven and probable reserves at December 31, 2005.

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

Exploration expenditure

 Exploration expenditure was $39.3 million in fiscal 2006, a decrease of 14.6% from $46.0 million in fiscal 2005. Gold exploration increased from $31.7 million in fiscal 2005 to $38.7 million in fiscal 2006 as a result of a deliberate effort to step up exploration activities. However, this increase was more than offset by the decrease in exploration expenditure incurred at the Arctic Platinum Project, or the APP, which decreased from $14.3 million in fiscal 2005 to $0.6 million in fiscal 2006 as Gold Fields determined how to proceed with the APP. See "Information on the Company—Exploration."

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

 Also during fiscal 2005, an impairment charge was incurred at Living Gold, the rose project at Driefontein. See "Information on the Company—Living Gold." As Living Gold is not a gold asset, its valuation was based on its business plan using a long term exchange rate of R8.51 to the euro, the currency in the markets where it anticipated making most of its sales, and a discounted cash flow valuation using a real discount rate of 10%. This resulted in an impairment of $8.4 million. The main reason for the impairment is that the original plan forecast a higher exchange rate of R9.87 to the euro and thus higher earnings.

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

 Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees' medical contribution to the medical schemes after their retirement. During fiscal 2005, 21%, of these former employees and dependants were bought out of the scheme at a 15% premium. No former employees were bought out during fiscal 2006. At June 30, 2006, approximately 226 (fiscal 2005: 243) former employees were covered under this plan, which is not available to members of the scheme formerly available to employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997 and members of the Medisense medical scheme who retired after January 31, 1999. See "Directors, Senior Management and Employees-Employees-Benefits." In fiscal 2006 an amount of $0.5 million was credited to earnings, compared to $4.2 million in fiscal 2005, in respect of Gold Fields' obligations under this medical plan, representing a 12% decrease. The $0.5 million credit in fiscal 2006 was the result of a reversal of $0.5 million relating to the release of the cross subsidization liability and a $0.7 million release as a result of benefits forfeited offset in part by the annual interest and service charge of $0.7 million. In fiscal 2005, the credit was the result of a reversal of $4.5 million relating to the release of the cross subsidization liability as a result of the buyout and a $2.2 million release as a result of benefits forfeited, offset in part by the annual interest and service charge of $1.7 million and a $0.8 million charge relating to the 15% premium mentioned above. The post-retirement health care provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

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

Share compensation cost

 Effective July 1, 2005, the Company adopted SFAS No. 123(R). Prior to July 1, 2005, the Company had elected to follow Accounting Policies Board Opinion No. 25 "Accounting for Stock Issued to Employees," or APB No. 25, and its related interpretations in accounting for its share option schemes. The Company adopted SFAS 123(R) using the modified prospective transition method. Under this method, compensation cost recognized in fiscal 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123(R), and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). The results for prior periods have not been restated. As a result of adopting SFAS 123(R), $11.5 million of stock compensation charges was recognized in fiscal 2006.

 Prior to fiscal 2006 Gold Fields had elected to follow APB No. 25 and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of Gold Fields and its subsidiaries' employee share options equaled the market price of the underlying share on the date of the grant, no compensation expense had historically been recognized in the consolidated financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. During fiscal 2005 however, as a result of the inability by participants to exercise their share options during the period of the attempted Harmony hostile bid, Gold Fields extended the life of options for certain employees whose options would otherwise have expired by June 25, 2005. The Company accounted for the modification of the intrinsic value with a new measurement date and, since the options were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

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

 Other interest payments comprise $2.5 million interest paid on the $158.0 million borrowed on March 9, 2006 under a US$250.0 million credit facility entered into by Orogen Holdings (BVI) Limited, or Orogen, to partly finance the Bolivar acquisition, $1.5 million interest paid on a bridging loan related thereto incurred using Gold Fields' uncommitted borrowing facilities pending the availability of the US$250.0 million credit facility and $1.1 million of miscellaneous interest payments. See "—Liquidity and Capital Resources—Credit Facilities." The realized exchange gains consists of a $10.3 million currency translation gain on funds held to meet commitments in respect of the Bolivar acquisition and an $8.5 million currency conversion gain arising from a change in the functional currency from U.S. dollars to Rand of one of the Group's offshore subsidiary companies, Gold Fields Holdings.

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

 The unrealized gain of $14.6 million in fiscal 2006 consisted of a $12.8 million unrealized mark-to-market gain on various warrants and options held in respect of underlying share investments, primarily related to the Mvela Transaction, and an unrealized gain of $3.8 million on the $30.0 million U.S. Dollar/Rand currency financial instruments Gold Fields holds to cover U.S. dollar commitments payable from South Africa. This was partly offset by an unrealized loss of $1.6 million on the Australian Dollar/US dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and an unrealized loss of $0.4 million on the international Petroleum Exchange Gasoil call options Gold Fields entered into during fiscal 2005. See "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience" and "—Commodity Price Sensitivity—Commodity Price Hedging Experience—Oil." The unrealized gain of $4.9 million in fiscal 2005 consisted of a $5.3 million unrealized gain on the Australian dollar/US dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and a $0.3 million unrealized gain on the International Petroleum Exchange Gasoil call options Gold Fields entered into during fiscal 2005, offset in part by a $0.7 million negative mark-to-market valuation as at June 30, 2005 in respect of the $30.0 million U.S. dollar/Rand currency financial instruments Gold Fields holds to cover any U.S. dollar commitments payable from South Africa.

Realized (loss)/gain on financial instruments

 Gold Fields recognized a realized loss of $9.1 million in fiscal 2006 compared to a realized gain of $2.1 million in fiscal 2005 relating to financial instruments.

 Of the $9.1 million realized loss in fiscal 2006, there was a $15.2 million loss on treasury trading activities, a $1.9 million realized loss on a Rand/US dollar swap relating to the financing of the Bolivar acquisition and a $1.2 million net realized loss on the settlement of the $30.0 million U.S. Dollar/Rand currency financial instruments. This was partly offset by a $9.2 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005 resulting in a realized gain of $36.2 million. This gain is being accounted for in the income statement over the remaining period of the underlying loan. $9.2 million was accounted for in the income statement in fiscal 2006. The balance of $26.2 million will be accounted for in fiscal 2007 to fiscal 2009. See "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity—General—Interest Rate Hedging Experience."

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

  •
  One time professional fees related to corporate advice and costs in relation to the expanding international portfolio as well as increased staffing related to Gold Fields' expanding international portfolio;

  •
  Auditors' fees and other costs relating to Gold Fields becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002; and

  •
  costs related to marketing Biox®.

 These amounts were offset in part by $1.0 million in other income, comprised primarily of rent.

 Other expenses in fiscal 2005 consisted of $2.9 million in other income, comprised principally of mineral right sales and rent, which was more than offset by miscellaneous cost items totaling $8.9 million which included:

  •
  auditors' fees and other costs relating to Gold Fields becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002;

  •
  costs related to marketing Biox®, which prior to fiscal 2005 were accounted for under exploration expense;

  •
  the cost of cash rewards given to all Gold Fields' employees for the successful defense of the Harmony hostile bid; and

  •
  additional sundry professional fees.

Income and mining tax (expense)/benefit

 The table below sets forth Gold Fields' effective tax rate for fiscal 2005 and fiscal 2006, including normal and deferred tax.

	Year ended June 30,
	2006	2005
Effective tax (expense)/benefit rate	(34.4)%	35.1%

 In fiscal 2006, the effective tax expense rate of 34.4% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $13.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations' taxable income, $8.4 million due to the reduction during fiscal 2006 of the Ghanaian tax rates from 28.0% to 25.0% and $55.3 million due to certain of Gold Fields subsidiary companies having statutory tax rates that are lower than the maximum mining statutory tax rate of 45%. The effect of these items was offset by an amount of $22.3 million relating to the non-deductibility of certain exploration costs and share-based payment costs and by an amount of $24.9 million relating to foreign levies and royalties, which is included in the tax charge.

 In fiscal 2005, the effective tax benefit rate of 35.1% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $11.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations' taxable income, a $26.8 million credit due to an increase in the tax values of the Australian operations following the consolidation of St. Ives and Agnew for tax purposes and $8.4 million due to the reduction in fiscal 2005 of the Ghanaian tax rates from 32.5% to 28.0%. The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. The effect of these items was offset by an amount of $40.0 million relating to the non-deductibility of certain exceptional items, namely the Harmony hostile bid costs, the IAMGold transaction costs and exploration costs and by an amount of $21.8 million relating to foreign levies and royalties, which is included in the tax charge.

Share of equity investee's losses

 Share of equity investee's losses increased to $5.9 million in fiscal 2006 from $0.4 million in fiscal 2005. The $5.9 million loss relates to the recording of the equity losses related to Bolivar following Gold Fields' acquisition of the remaining interest in Bolivar it did not previously own effective February 28, 2006. Gold Fields did not record losses related to Bolivar prior to Gold Fields acquiring the remaining interest in Bolivar that it did not already own. Prior to this acquisition it held approximately 14% of Bolivar and accounted for this investment as an available for sale investment.

Minority interests

 Minority interests represented an expense of $29.8 million in fiscal 2006, compared to an expense of $20.6 million in fiscal 2005. These amounts reflect the portion of the net income of Gold Fields Ghana, Abosso, Choco 10 and Living Gold attributable to their minority shareholders. The minority shareholders' interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2006 and 2005, 5% in Choco 10 in fiscal 2006 and 40% in Living Gold in fiscal 2006 and 2005. The amounts due to minority shareholders were higher in fiscal 2006 due to increased net income at Gold Fields Ghana and Abosso in fiscal 2006. Also the minority shareholders of Choco 10 were included for the first time in fiscal 2006.

Net income/(loss)

 As a result of the factors discussed above, Gold Fields' net income was $138.5 million in fiscal 2006 compared with net loss of $206.2 million in fiscal 2005.

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

 The increase in ounces sold from the South African operations from 2.804 million ounces in fiscal 2004 to 2.824 million ounces in fiscal 2005 resulted from an increase in underground yields from 7.1 to 7.4 grams per tonne. This was as a result of the reduction in production from marginal areas and processing of low grade surface material, coupled with some increased production from higher grade areas, in line with the change from a high-volume low-grade production strategy to a lower-volume higher-grade production strategy to increase margins. Gold output from Driefontein increased by 21,000 ounces while production at Kloof and Beatrix was unchanged in fiscal 2005 when compared with fiscal 2004. Production at the international operations increased by 3.7% from 1.603 million ounces in fiscal 2004 to 1.664 million ounces in fiscal 2005. A significant increase in production at Tarkwa resulting from the commissioning of the mill during October 2004 and a smaller increase in production at Agnew more than offset decreases in production at Damang and St. Ives. See "Information on the Company—Gold Fields' Mining Operations."

 Differences between total gold sold and total gold produced are due to timing differences between gold production and gold sales.

Costs and Expenses

 The following table sets out Gold Fields' total ounces produced and weighted average total cash costs and total production costs per ounce for fiscal 2004 and fiscal 2005.

								Percentage increase/ (decrease) in unit total production costs
	Fiscal 2004			Fiscal 2005			Percentage increase/ (decrease) in unit total cash costs
	Gold Production	Total cash costs(1)	Total production costs(2)	Gold Production	costs(1)	Total production costs(2)
	('000oz)	($/oz)		('000oz)	($/oz)		(%)
South Africa
Driefontein	1,141	311	355	1,163	330	380	6.1	7.0
Kloof	1,038	341	388	1,037	379	448	11.1	15.5
Beatrix	625	356	393	624	406	452	14.0	15.0
Ghana
Tarkwa(3)	550	230	258	677	234	290	1.7	12.4
Darnang(4)	308	222	245	248	282	302	27.0	23.3
Australia(5)
St. Ives	543	300	377	527	336	439	12.0	16.5
Agnew	202	221	303	212	232	325	5.0	7.3

Total(6)(7)	4,406	—	—	4,488	—	—	—	—

Weighted average	—	302	349	—	331	393	9.6	12.6

Notes:

(1)
Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP.

  In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total cash costs per ounce."

(2)
Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total production costs per ounce."

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

 The following tables set out a reconciliation of Gold Fields' production costs to its total cash costs and total production costs for fiscal 2005 and fiscal 2004.

	For the year ended June 30, 2005
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	386.4	393.6	252.9	158.2	68.6	184.5	56.4	—	1,500.6
Less:
G&A other than corporate costs	(6.5)	(5.4)	(3.8)	(8.9)	(1.8)	(4.7)	(1.5)	—	(32.6)
GIP adjustment	—	—	—	0.2	—	2.1	(0.1)	—	2.2
Exploration	—	—	—	(1.2)	—	(10.7)	(7.5)	—	(19.4)
Plus:
Employment termination cost	3.7	5.0	4.3	—	—	—	—	0.7	13.7
Royalty	—	—	—	8.6	3.1	5.7	2.1	—	19.5

Total cash costs	383.6	393.2	253.4	156.9	69.9	176.9	49.4	0.7	1,484.0

Plus:
Amortization(2)	56.9	67.9	28.0	38.1	4.8	56.5	19.3	3.0	274.5
GIP adjustments(2)	—	—	—	(0.2)	—	(2.1)	0.1	—	(2.2)
Rehabilitation	1.8	3.5	1.0	1.3	0.2	0.3	0.3	—	8.4

Total production costs	442.3	464.6	282.4	196.1	74.9	231.6	69.1	3.7	1,764.7

Gold produced ('000 oz)(3)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Gold sold per production cost ('000 oz)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0

Total cash costs ($/oz)(4)	330	379	406	232	282	336	232	—	331

Total production costs ($/oz)(5)	380	448	452	290	302	439	325	—	393

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

(4)
Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total cash costs per ounce."

(5)
Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total production costs per ounce."

	For the year ended June 30, 2004
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	356.1	354.7	223.7	126.5	66.7	182.2	45.3	—	1,355.2
Less:
G&A other than corporate costs	(5.6)	(4.8)	(4.0)	(6.5)	(1.8)	(4.9)	(0.6)	—	(28.2)
GIP adjustment	—	—	—	—	—	—	(1.2)	—	(1.2)
Exploration	—	—	—	—	—	(19.9)	(1.0)	—	(20.9)
Plus:
Employment termination cost	4.0	3.9	2.5	—	—	0.1	—	—	10.5
Royalty	—	—	—	6.4	3.6	5.1	2.0	—	17.1

Total cash costs	354.5	353.8	222.2	126.4	68.5	162.6	44.5	—	1,332.5

Plus:
Amortization(2)	49.5	46.0	22.8	15.2	6.8	41.8	15.3	1.2	198.6
GIP adjustments(2)	—	—	—	—)	—	—	1.2	—	1.2
Rehabilitation	1.6	3.2	0.5	0.1	0.2	0.3	0.1	—	6.0

Total production costs	405.6	403.0	245.5	141.7	75.5	204.7	61.1	1.2	1,538.3

Gold produced ('000 oz)(3)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1
Gold sold per production cost ('000 oz)	1,141.2	1,037.6	624.9	550.0	308.3	542.6	201.5	—	4,406.1

Total cash costs ($/oz)(4)	311	341	356	230	222	300	221	—	302

Total production costs ($/oz)(5)	355	388	393	258	245	377	303	—	349

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

(4)
Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total cash costs per ounce."

(5)
Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields' operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See "Information on the Company—Glossary of Mining Terms—Total production costs per ounce."

 See "Information on the Company—Glossary of Mining Terms—Total production costs per ounce."

 Gold Fields' weighted average total cash costs per ounce increased by $29 per ounce, or 9.6%, from $302 per ounce in fiscal 2004 to $331 per ounce in fiscal 2005. The principal reason was the strengthening of the Rand against the U.S. dollar, which had a 10.0% negative impact on the costs converted from the South African operations. In Rand terms, weighted average total cash costs per ounce declined at the South African operations. Cash costs at the South Africa operations were affected by an increase in gold production as a result of the increase in underground yields during fiscal 2005, as compared to fiscal 2004, as well as cost saving initiatives, partially offset by above inflation increases in wages and prices of certain consumable store, including fuel, steel and cyanide and other reagents, and normal inflationary increases in prices of other consumable stores. Total cash costs per ounce in Rand terms at the international operations decreased slightly in fiscal 2005 with lower unit costs at Agnew and Tarkwa more than offsetting increases at St. Ives and Damang as the appreciation of the Rand against the U.S. dollar contributed to the lower total cash costs per ounce in Rand terms.

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

 The table below depicts the changes from June 30, 2003 to June 30, 2004 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2004 and 2005, respectively. The life of mine numbers below are taken from the operations' strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves) and (2) the amount of gold produced by the operation during the year.

	Proven and probable reserves as of June 30,		Life of mine(6) as of June 30,		Amortization as of June 30,
	2003	2004	2003	2004	2004	2005
	('000 oz)		(years)		($m)
Driefontein	16,000	15,300	17	16	49.5	56.9
Kloof(1)	15,900	13,000	18	15	46.0	67.9
Beatrix(2)(3)	11,800	9.400	20	20	22.8	28.0
Ghana
Tarkwa(4)	9,800	14,700	14	11	15.2	38.1
Damang(5)	900	900	3	5	6.8	4.8
Australia(7)
St. Ives(8)	3,000	3,100	5	5	41.8	56.5
Agnew	500	700	4	3	15.3	19.3
Corporate and other	—	—	—	—	1.2	3.0
Total	57,900	57,100	—	—	198.6	274.5
Reserves below infrastructure(9)	26,600	23,000	—	—	—	—

Total reserves(10)	84,500	80,100	—	—	—	—

Notes:

(1)
At Kloof, reserves previously planned to be mined through the shaft decline at Shaft No. 7 will now be mined from current infrastructure at Shaft No. 4. This reclassification of reserves from Shaft No. 7 to Shaft No. 4 reduced the reserves at Shaft No. 7, resulting in the cost base at that shaft being amortized over a shorter life than previously planned.

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

(6)
The life of mine for each operation shown in the above table differs from that shown in "Information on the Company—Gold Fields' Mining Operations." The information in the above table is based on the above infrastructure proven and probable reserves at June 30, 2004 for fiscal 2004 whereas the life of mine information in Item 4 is based on both above and below infrastructure proven and probable reserves at June 30, 2005.

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

Exploration expenditure

 Exploration expenditure was $46.0 million in fiscal 2005, an increase of 15.3% from $39.9 million in fiscal 2004. The increase was as a result of a deliberate effort to step up exploration activities, with $11.5 million spent in Africa in fiscal 2005, compared to $5.7 million in fiscal 2004. Exploration expenditure in fiscal 2005 also included $14.3 million incurred at the APP, compared to $11.4 million in fiscal 2004. See "Information on the Company—Exploration." In addition, in fiscal 2005 the costs associated with marketing the Biox® process were accounted for as Other (costs)/income, whereas in fiscal 2004 they were included within exploration expenditure. See "Information on the Company—Research and Development."

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

 Also during fiscal 2005, an impairment charge was incurred at Living Gold, the rose project at Driefontein. See "Information on the Company—Living Gold." As Living Gold is not a gold asset, its valuation was based on its business plan using a long term exchange rate of R8.51 to the euro, the currency in the markets where it anticipated making most of its sales, and a discounted cash flow valuation using a real discount rate of 10%. This resulted in an impairment of $8.4 million. The main reason for the impairment is that the original plan forecast a higher exchange rate of R9.87 to the euro and thus higher earnings.

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

 During fiscal 2004, the potential future income arising from existing and possible new contracts for Biox® was reevaluated. See "Information on the Company—Research and Development." This revised plan did not support the carrying value and accordingly, an impairment write-down of $5.0 million was recorded, to reflect the fair value of the Biox® patent of $15.0 million.

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

Decrease in provision for post-retirement health care costs

 Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees' medical contribution to the medical schemes after their retirement. During fiscal 2005 and fiscal 2004, 21% and 6%, respectively, of these former employees and dependants were bought out of the scheme at a 15% premium. At June 30, 2005, approximately 243 (fiscal 2004: 510) former employees were covered under this plan.

 In fiscal 2005 an amount of $4.2 million was credited to earnings, compared to $5.1 million in fiscal 2004, in respect of Gold Fields' obligations under this medical plan, representing an 18% decrease. The $4.2 million credit was the result of a reversal of $4.5 million relating to the release of the cross subsidization liability as a result of the buyout and a $2.2 million release as a result of benefits forfeited offset in part by the annual interest and service charge of $1.7 million and a $0.8 million charge relating to the 15% premium mentioned above. In fiscal 2004, the credit was the result of a reversal of $6.2 million relating to the release of the cross subsidization liability as a result of the buyout and a

$2.6 million release as a result of benefits forfeited, offset in part by the annual interest and service charge of $3.0 million and a $0.7 million charge relating to the 15% premium.

Accretion expense on environmental rehabilitation

 The rehabilitation charge for fiscal 2005 was $11.5 million compared to $8.4 million in fiscal 2004. The increase was due primarily to the strengthening of the Rand against the U.S. dollar and decreases in the life of mines in South Africa.

Share compensation cost

 During fiscal 2005 and fiscal 2004, Gold Fields had elected to follow APB No. 25 and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of Gold Fields and its subsidiaries' employee share options equaled the market price of the underlying share on the date of the grant, no compensation expense has historically been recognized in the consolidated financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. During fiscal 2005 however, as a result of the inability by participants to exercise their share options during the period of the attempted Harmony hostile bid, Gold Fields extended the life of options for certain employees whose options would otherwise have expired by June 25, 2005. The Company accounted for the modification of the intrinsic value with a new measurement date and, since the options were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

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

 The unrealized gain of $4.9 million in fiscal 2005 consisted of a $5.3 million unrealized gain on the Australian dollar/US dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and a $0.3 million unrealized gain on the International Petroleum Exchange Gasoil call options Gold Fields entered into during fiscal 2005, offset in part by a $0.7 million negative mark-to-market valuation as at June 30, 2005 in respect of the $30.0 million U.S. dollar/Rand currency financial instruments Gold Fields holds to cover any U.S. dollar commitments payable from South Africa. See "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience."

 Of the $39.2 million unrealized gain in fiscal 2004, $40.2 million related to an unrealized gain on the Australian dollar/U.S. dollar currency financial instruments, offset by a $1.0 million negative mark-to-market valuation as at June 30, 2004 of the $50.0 million U.S. dollar/Rand currency financial instruments held at that time which were purchased to protect the Group's commitment in respect of the Tarkwa mill project and the shift to owner mining projects of $159.0 million.

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

Profit on disposal of mineral rights

 During fiscal 2004, mineral rights and associated assets relating to Driefontein's block 1C11 were sold for $45.7 million to AngloGold Ashanti, realizing a profit of $27.1 million.

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

  •
  the cost of cash rewards given to all Gold Fields' employees for the successful defense of the Harmony hostile bid; and

  •
  additional sundry professional fees incurred.

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

Income and mining tax benefit/(expense)

 The table below sets forth Gold Fields' effective tax rate for fiscal 2004 and fiscal 2005, including normal and deferred tax.

	Year ended June 20,
	2005	2004
Effective tax benefit/(expense) rate	35.1%	(14.3)%

 In fiscal 2005, the effective tax benefit rate of 35.1% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $11.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations' taxable income, a $26.8 million credit due to an increase in the tax values of the Australian operations following the consolidation of St. Ives and Agnew for tax purposes and $8.4 million due to the reduction in fiscal 2005 of the Ghanaian tax rates from 32.5% to 28.0%. The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. The effect of these items was offset by an amount of $40.0 million relating to the non-deductibility of certain exceptional items, namely the Harmony hostile bid costs, the IAMGold transaction costs and exploration costs and by an amount of $21.8 million relating to foreign levies and royalties, which is included in the tax charge.

Minority interests

 Minority interests represented an expense of $20.6 million in fiscal 2005, compared to an expense of $21.8 million in fiscal 2004. These amounts reflect the portion of the net income of Gold Fields Ghana, Abosso and Living Gold attributable to their minority shareholders. The minority shareholders' interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2005 and 2004, and 40% in Living Gold in fiscal 2005 and 2004. Higher amounts due to the minority shareholders of Gold Fields Ghana and Abosso were more than offset by the minority shareholders' share of the higher net loss of Living Gold in fiscal 2005 compared to fiscal 2004.

Net (loss)/income

 As a result of the factors discussed above, Gold Fields' net loss was $206.2 million in fiscal 2005 compared with net income of $48.9 million in fiscal 2004.

Liquidity and Capital Resources

Cash resources

Operations

 Net cash provided by operations in fiscal 2006 was $465.4 million compared to $181.9 million in fiscal 2005. In fiscal 2006, Gold Fields' realized gold price increased to an average of $524 per ounce compared to $422 per ounce in fiscal 2005. The increase in the realized price more than offset the decline in ounces of gold sold and resulted in revenues from product sales increasing by $388.9 million from $1,893.1 million in fiscal 2005 to $2,282.0 million in fiscal 2006.

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

 Net cash provided by operations in fiscal 2005 was $181.9 million compared to $198.4 million in fiscal 2004. In fiscal 2005, Gold Fields' realized gold price increased to an average of $422 per ounce compared to $387 per ounce in fiscal 2004. In addition, sales in fiscal 2005 increased by 0.082 million ounces, which together with the increase in the realized price, resulted in revenues from product sales increasing by $186.9 million from $1,706.2 million in fiscal 2004 to $1,893.1 million in fiscal 2005.

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

 Although revenues from Gold Fields' South African operations are denominated in U.S. dollars, Gold Fields receives them in Rand, which are then subject to South African exchange control limitations. See "Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls." As a result, those revenues are generally not available to service Gold Fields' non-Rand debt obligations or to make investments outside South Africa without the approval of the South African Reserve Bank.

 Revenues from Gold Fields' Ghanaian and Australian operations are also denominated in U.S. dollars, but unlike in South Africa, Gold Fields receives them in U.S. dollars or is freely able to convert them into U.S. dollars. These U.S. dollar amounts can be used by Gold Fields to service its U.S. dollar-denominated debt and to make investments in its non-South African operations.

 Gold Fields receives revenues from its Venezuelan operations either in Bolivars, or U.S. dollars, depending on whether the sales are made locally or exported. To the extent Gold Fields receives U.S. dollars, it must repatriate them to Venezuela and convert them to Bolivars at the official exchange rate. In certain circumstances, Gold Fields may be able to convert, or reconvert, as the case may be, Bolivars to U.S. dollars, but there are restrictions on the uses for which such funds may be applied and any conversion at the official exchange rate is subject to approval by the relevant authorities. See

"Information on the Company—Regulatory and Environmental Matters—Venezuela—Exchange Controls."

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

 Expenditure on Gold Fields' major capital projects in fiscal 2006 included:

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

 For its South African operations, Gold Fields contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund's investments performed, the lives of mine of the different South African operations and various other factors. During fiscal 2006 Gold Fields South African operations contributed $11.0 million to the environmental trust fund compared to $6.5 million in fiscal 2005 and $6.0 million in fiscal 2004. For the Ghana, Australia and Venezuela operations Gold Fields does not contribute to a trust fund.

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

 Dividends paid amounted to $61.8 million in fiscal 2006 compared to $54.5 million in fiscal 2005. The amount of dividends paid was higher than in fiscal 2005 principally due to the higher net income on which the dividend is calculated. Dividend payments in fiscal 2006 amounted to Rand 394.5 million or 80 SA cents per ordinary share as compared to Rand 344.5 million or 70 SA cents per ordinary share in fiscal 2005. During fiscal 2006, Tarkwa and Damang each paid dividends and the minority shareholders' share of these payments was $13.0 million compared to $17.3 million in fiscal 2005.

 In fiscal 2006, $30.1 million was received as a result of share options exercised as opposed to $3.6 million in fiscal 2005. This increase was partly offset by the $11.7 million repurchase and cancellation of ordinary shares in fiscal 2006.

 Net cash utilized in financing activities was $11.4 million in fiscal 2005 as compared to net cash provided by financing activities of $682.2 million in fiscal 2004. The main reason for the movement was that fiscal 2004 included the proceeds of the $586.7 million loan ($591.3 million less costs of $4.6 million) raised as a result of the Mvelaphanda transaction. See "—Overview—Mvelaphanda Transaction." In addition, in fiscal 2004 Gold Fields raised $215.9 million in an international private placement of Gold Fields shares.

 Dividends paid amounted to $54.5 million in fiscal 2005 compared to $92.6 million in fiscal 2004. The amount of dividends paid was lower than in fiscal 2004 principally due to the lower net income on which the dividend is calculated, partly offset by the stronger Rand/US dollar exchange rate. Dividend payments in fiscal 2005 amounted to Rand 344.5 million or 70 SA cents per ordinary share as compared to Rand 669.1 million or 140 SA cents per ordinary share in fiscal 2004. During fiscal 2005,

Tarkwa and Damang each paid dividends and the minority shareholders' share of these payments was $17.3 million.

 In fiscal 2005, $3.6 million was received as a result of share options exercised, as compared to $3.8 million in fiscal 2004. In fiscal 2004, Gold Fields repaid the remaining balances of $40.7 million of borrowings related to the acquisitions of St. Ives, Agnew and Abosso.

Credit Facilities

 As of the date of this annual report, Gold Fields had committed unutilized banking facilities of $92.0 million available under the facility entered into in connection with the acquisition of Bolivar, as discussed below, $150 million under the project finance facility entered into to fund capital costs in connection with the Cerro Corona Project and $1.8 billion available under the facility entered into in connection with the proposed acquisition of South Deep. See "—Recent Developments." Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields' normal contingency funding requirements.

 Gold Fields may in the future undertake further acquisitions of mining assets. In the event that Gold Fields does undertake any such acquisition, it may need to incur further debt or arrange other financing to fund any costs of the acquisition, which could have an adverse effect on Gold Fields' liquidity, including increasing its level of debt.

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

 On March 3, 2006, Orogen a wholly-owned subsidiary of Gold Fields, entered into a US$250.0 million syndicated loan term facility, or the Orogen Facility, with lead lenders Barclays Bank Plc and JP Morgan Europe Limited. The purpose of the facility was to partly finance the acquisition of Bolivar Gold Corporation and to provide funding lines for general corporate purposes. Borrowings under the facility are guaranteed by Gold Fields, GFIMSA and Gold Fields Holdings Company (BVI) Limited. In terms of the facility agreement, Gold Fields must maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There are also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction. In connection with this facility Gold Fields paid an arrangement fee of $0.9 million and pays a quarterly commitment fee of 0.105% of any undrawn amounts and an agency fee of US$15,000 per annum. On March 9, 2006, Orogen drew down US$158.0 million. The loan bears interest at LIBOR plus a margin of 0.35% and is repayable on March 9, 2009. In terms of the facility agreement, Gold Fields has the option to repay the loan in whole or part by giving 10 days' prior notice. The loan may not, however, be repaid prior to March 3, 2007. The $92.0 million remaining under the facility is available for borrowing until March 9, 2009.

Mvela Loan

 On March 17, 2004, as part of the transaction involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields, Mvela Gold advanced Rand 4,139 million, or the Mvela Loan, to GFIMSA. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Company BVI. GFIMSA may elect to repay the Mvela Loan (together with the present value of the then outstanding interest payment obligations and the tax payable by Mvela Gold as a result of such repayment) at any time starting 12 months after the Mvela Loan was advanced. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the consolidated gross turnover of Gold Fields and its subsidiaries may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of an event of default. See "—Overview—Mvelaphanda Transaction."

 The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber. Further, Gold Fields subscribed for Rand 100 million of the shares issued by Mvela Resources in the private placement. In addition, pursuant to the PIC Agreement, Gold Fields has effectively guaranteed the PIC Loan. Interest on the PIC loan accrues at the rate of 14.25%, is compounded semi-annually and is payable in one lump sum at the end of the term of the loan. Under the terms of the PIC Agreement, the PIC has the right to require Gold Fields to assume all its rights and obligations under the PIC Loan, together with its underlying security, which consists of the PIC's proportionate share of Mvela Gold's rights under the Subscription and Share Exchange Agreement and a guarantee of Rand 200 million from Mvela Resources, at a price equal to the value of the principal and interest of the PIC Loan, if, at the time the PIC Loan is due for repayment, Micawber does not repay the loan in full. Whether or not the PIC requires Gold Fields to assume its rights and obligations under the PIC loan, the PIC is obligated to pay a guarantee fee to Gold Fields equal to 3.75% per annum of the value of the principal and interest payable under the PIC Loan on the date on which the PIC Loan is repaid to the PIC.

 GFIMSA applied the net proceeds of the Mvela Loan of $586.7 million (R4,139 million less R32 million of costs at an exchange rate of R7.00 to $1.00) toward funding its acquisition of Gold Fields' South African mining operations and certain ancillary assets and operations as part of an internal restructuring of Gold Fields. In connection with the Mvela Loan, GFIMSA entered into two interest rate swaps, both of which were designated as fair value hedges and which were accounted for as a single swap. The fixed rate receivable on the interest rate swap was equal to the interest rate payable on the loan from Mvela Gold and the floating rate payable was the three month Johannesburg Inter-Bank Acceptance Rate, or JIBAR, plus a margin of 1.025%. The interest rate swap was closed out on June 3, 2005 with the loan reverting to the fixed interest rate mentioned above. Gold Fields realized mark-to-market gains on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $0.8 million was accounted for in fiscal 2005 and $9.2 million in fiscal 2006 with the balance of $26.2 million to be accounted for in fiscal 2007 to fiscal 2009. Of the $14.8 million interest credits, $12.9 million was accounted for in fiscal 2005 and the balance of $1.9 million was accounted for in fiscal 2004. See "Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Sensitivity—Interest Rate Hedging Experience."

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

Australia Acquisitions

 On November 26, 2001, Gold Fields and several of its subsidiaries, including two newly-established Australian subsidiaries, entered into a $250.0 million syndicated credit facility. Barclays Capital, the investment banking division of Barclays Bank plc, or Barclays, and Citibank, NA., or Citibank, acted as arrangers of the facility. The credit facility was used to fund Gold Fields' acquisition of St. Ives and Agnew from WMC with the balance to be used for general corporate purposes. The facility bore interest at LIBOR plus 1.15% per year and was subject to a commitment fee equal to 0.575% per year payable quarterly on all undrawn amounts under the facility.

 The terms of the credit facility also required Gold Fields to maintain a foreign exchange hedging strategy over the life of the loan to reduce the impact of fluctuations in the Australian dollar/U.S. dollar exchange rate on the cash flow from St. Ives and Agnew. See "Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Sensitivity." The facility consisted of a $160.0 million term loan facility and a $90.0 million revolving credit facility. The principal of the term loan facility was repayable in ten equal semi-annual installments over five years, with the first repayment of $16.0 million paid in May 2002. During fiscal 2003, Gold Fields repaid $114.5 million of the $160.0 million term loan facility and repaid the full $5.0 million drawn down on the revolving credit facility. The repayments of $114.5 million included prepayments of $82.5 million, which was funded in part from the proceeds on the sale of non-current investments and dividends received from the Ghana operation. In January 2004, Gold Fields repaid the balance owing on the term loan facility. The $90 million revolving credit facility was cancelled with effect from October 20, 2004.

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

Capital expenditure

 Capital expenditure was $280.4 million in fiscal 2006, compared to $317.7 million in fiscal 2005. See "—Liquidity and Capital Resources—Cash Resources—Investing." Gold Fields expects to incur approximately Rand 4.3 billion ($685.7 million) in capital expenditure in fiscal 2007, which it expects to finance from internal sources and, to the extent required, credit facilities. Details regarding the specific capital expenditure for each operation are found in the individual operation sections under "Information on the Company—Gold Fields' Mining Operations."

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

Notes:

(1)
Gold Fields is party to certain long-term credit facilities, entered into in connection with the Mvelaphanda transaction and the Bolivar acquisition, and by Living Gold (Pty) Limited with the Industrial Development Corporation of South Africa Limited. See "—Liquidity and Capital Resources—Credit Facilities."

(2)
On March 17, 2004, Mvelaphanda Gold advanced an amount of $591.3 million to GFIMSA. The loan amount is repayable five years from the date of advance and interest is payable semi-annually. Pursuant to the Subscription and Share Exchange Agreement, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA's outstanding share capital, including the newly issued shares. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold's GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA's operations divided by the same calculation as applied to Gold Fields' operations, with certain adjustments. See "—Overview—General—Mvelaphanda Transaction."

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

(5)
Gold Fields' provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go-basis.

(6)
Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to direct the expected volume of such obligations. See "—Significant Accounting Policies—Environmental rehabilitation costs."

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Other commercial commitments
Guarantees(1)	29.2	—	27.7	—	1.5
Capital expenditure(2)	254.3	254.3	—	—	—
Funding commitments(3)	4.5	—	—	—	4.5
Total commercial commitments	288.0	254.3	27.7	—	6.0

Notes:

(1)
Guarantees consist of $27.7 million to the Public Investment Commissioners with regard to the Mvela Loan and $1.5 million for numerous other obligations. Guarantees consisting of $27.6 million committed to guarantee Gold Fields' environmental obligations with respect to its Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

(2)
Capital expenditure consists only of amounts committed to external suppliers, although as of June 30, 2006 an amount of $665.2 million in respect of capital expenditure had been approved by Gold Fields' Board.

(3)
Funding commitments consist of a $4.5 million commitment to the New Africa Mining Fund, or NAMF. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. Gold Fields has committed R50 million ($6.7 million) of which $2.2 million has been funded to date.

Working capital

 Management believes that Gold Fields' working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields' currently foreseeable future business requirements.

Off balance sheet items

 At June 30, 2006 Gold Fields had no off balance sheet items.

Recent Developments

Cerro Corona Facility

 On November 14, 2006, Gold Fields La Cima S.A. entered into a US$150 million project finance facility agreement, or the Cerro Corona Facility, with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and other financial institutions, as set out in the agreement. The terms of the Cerro Corona Facility are an upfront arrangement fee of 1.2% and a margin over LIBOR of 0.45% during the pre-completion phase and between 1.25% and 1.75% thereafter. Scheduled principal repayments shall be made in 16 semi-annual installments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning on June 30, 2009. The final installment is due on the tenth anniversary of the signing date. The Cerro Corona Facility is secured by, among other things, pledges of and mortgages over the assets and properties of La Cima. La Cima can elect to make optional prepayments and must make prepayments in certain circumstances, including with the proceeds of any bond issuances up to a maximum of US$100 million. See "Information on the Company—Exploration—Gold Fields' Exploration Projects—Cerro Corona Project." Gold Fields expects La Cima to begin borrowing under this facility during the second quarter of fiscal 2007.

Acquisition of South Deep

 On September 11, 2006, Gold Fields entered into an agreement with Barrick and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of BGSA, which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity which owns South Deep and in which Barrick and Western Areas Limited, or Western Areas, each hold an interest of 50%. At Gold Fields' option, the total consideration can be paid in cash, or US$1.2 billion can be paid in cash with the remaining US$325 million payable through the issue to Barrick of such number of Gold Fields ordinary shares as is obtained by dividing the US$325 million consideration by the volume weighted average price of Gold Fields' ADRs on the New York Stock Exchange for the five trading days preceding the closing of the transaction. Following receipt of the requisite approval from the competition authorities in South Africa on November 22, 2006, this transaction is scheduled to close on November 30, 2006.

 In conjunction with Gold Fields' acquisition of Barrick's stake in the Barrick Gold—Western Areas Joint Venture and after consultation with the Board of Directors of Western Areas, Gold Fields undertook to make an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Under the Offer, which Gold Fields commenced on October 30, 2006, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares validly tendered into the Offer. The Offer will close on a date to be announced by Gold Fields.

 In support of the Offer, Gold Fields, JCI and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006 Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries (referred to herein as the JCI Transaction) in exchange for the issue to JCI of 9,450,000 Gold Fields shares (a ratio of 35 Gold Fields shares for every 100 Western Areas shares). In addition, pursuant to the agreement and with effect from November 14, 2006, the JCI subsidiaries granted Gold Fields call options and Gold Fields granted the JCI subsidiaries put options, subject to certain restrictions and conditions, in respect of the balance of a further 9.96 million Western Areas shares held by the JCI subsidiaries. In addition, in connection with the acquisition of Western Areas, Gold Fields will be acquiring the Western Areas hedge book. See "Information on the Company—Recent Developments—Acquisition of South Deep."

 In connection with the acquisition of BGSA and the proposed acquisition of Western Areas, GFIMSA entered into a US$1.8 billion credit facility, or the GFIMSA Facility, with Citibank, N.A. London Branch, J.P. Morgan Plc, J.P. Morgan Europe Limited and other financial institutions, as set out in the agreement, on November 24, 2006. Borrowings under the GFIMSA Facility are to be used in connection with the acquisition of BGSA or for general working capital requirements in connection with or arising from the acquisition of BGSA and/or the acquisition of Western Areas shares pursuant to the JCI Transaction and the Offer. Borrowings under the GFIMSA Facility are guaranteed by Gold Fields, Gold Fields Holdings Company (BVI) Limited and Orogen. Under the GFIMSA Facility, Gold Fields has made covenants, including financial covenants, and is subject to restrictions and limitations which are substantially similar to those in the Orogen Facility. Under the GFIMSA Facility, Gold Fields must pay a commitment fee of 0.15% until three months from the date of the agreement, then 0.20% until six months from the date of the agreement and 0.25% thereafter on any undrawn amounts. Gold Fields is obligated to pay an upfront arrangement fee of 0.15% and further arrangement fees of 0.10% of the unborrowed amount as of the first day of each of the fourth and seventh months from the date of the agreement, as well as an agency fee of US$5,000 per annum. Amounts borrowed under the GFIMSA Facility bear interest at LIBOR plus a margin of 0.40% until three months from the date of the agreement, 0.50% until sixth months from the date of the agreement and 0.60% thereafter. All amounts borrowed must be repaid by November 22, 2007. Gold Fields is obligated to apply the proceeds of any equity issue (other than the issue of shares pursuant to its employee and non-executive director share incentive schemes), debt capital markets issue or loan markets financing to the prepayment of borrowings under the facility. See "Information on the Company—Recent Developments."

Trend and Outlook

 During the first quarter of fiscal 2007, Gold Fields' operating profit and net earnings were lower than that achieved in the fourth quarter of fiscal 2006. The lower operating profit and net earnings were primarily due to the lower gold price and slightly lower production.

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
4.23(†††††)	The Gold Fields Limited and Bolivar Gold Corporation Arrangement Agreement, dated December 1, 2005
4.24(†††††)	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005
4.25(†††††)	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005
4.26(*)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated July 17, 2006
4.27(*)
Acquisition and Framework Agreement between North American Palladium Limited, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy, dated March 24, 2006, as amended on May 12, 2006
4.28(*)	Service Agreement between Gold Fields Arctic Platinum Oy, North American Palladium Limited and North American Palladium Arctic Services Oy, dated March 24, 2006

4.29(*)
US$250,000,000 Facility Agreement between Orogen Holding (BVI) Limited, Gold Fields Limited, GFI Mining South Africa (Proprietary) Limited, Gold Fields Holdings Company (BVI) Limited, Barclays Capital, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated March 3, 2006
4.30(*)	Share Purchase Agreement between PDG Aureate Limited, Barrick Gold Corporation and Gold Fields Limited, dated September 11, 2006
4.31(*)	Agreement between Gold Fields Limited, JCI Limited, JCI Investment Finance (Proprietary) Limited and JCI Gold Limited, dated September 11, 2006
4.32(*)
US$150,000,000 Facility Agreement between Gold Fields La Cima S.A., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A and Financial Institutions (as defined in the Facility), dated November 14, 2006
4.33(*)
US$1,800,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, The Subsidiaries (as defined in the Facility), Citibank, N.A. London Branch, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated November 24, 2006
8.1(*)	Amended list of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer

(†)	Incorporated by reference to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.
(††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002.
(†††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.
(††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004.
(†††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005.
(*)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006.

SIGNATURES

 The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its annual report on its behalf.

GOLD FIELDS LIMITED
/s/ NICHOLAS J. HOLLAND Name: Nicholas J. Holland Title: Chief Financial Officer Date: October 24, 2007

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

 We have audited the accompanying consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, cash flows and of changes in shareholders' equity for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

PricewaterhouseCoopers Inc
Johannesburg, Republic of South Africa
November 24, 2006

Gold Fields Limited

Consolidated Statements of Operations

For the years ended June 30,

($ in millions unless otherwise noted)

	2006	2005	2004
	$'m	$'m	$'m
REVENUES
Product sales	2,282.0	1,893.1	1,706.2

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,621.6	1,500.6	1,355.2
Depreciation and amortization	269.2	274.5	198.6
Corporate expenditure	21.9	22.5	20.3
Employment termination costs	9.1	13.7	10.5
Exploration expenditure	39.3	46.0	39.9
Impairment of assets	—	233.1	72.7
Impairment of critical spares	—	2.8	—
Profit on disposal of property, plant and equipment	(3.7)	(0.8)	(0.3)
Profit on disposal of exploration rights	—	(7.5)	—
Profit on disposal of mineral rights	—	—	(27.1)
Write-down of mineral rights	—	—	3.6
Decrease in provision for post-retirement health care costs	(0.5)	(4.2)	(5.1)
Accretion expense on environmental rehabilitation	8.6	11.5	8.4
Share-based compensation	11.5	2.1	—
Harmony hostile bid costs	—	50.8	—
IAMGold transaction costs	—	9.3	—

	1,977.0	2,154.4	1,676.7
OTHER (EXPENSES)/INCOME
Interest and dividends	26.8	29.2	19.4
Finance expense	(55.6)	(54.9)	(12.2)
Unrealized gain on financial instruments	14.6	4.9	39.2
Realized (loss)/gain on financial instruments	(9.1)	2.1	(8.7)
Profit on disposal of listed investments	6.3	8.1	13.9
Write-down of investments	—	(7.7)	—
Other (expenses)/income	(16.5)	(6.0)	1.8

	(33.5)	(24.3)	53.4
INCOME/(LOSS) BEFORE TAX, SHARE OF EQUITY INVESTEES' LOSSES AND MINORITY INTERESTS	271.5	(285.6)	82.9
Income and mining tax (expense)/benefit	(97.3)	100.4	(11.8)

INCOME/(LOSS) BEFORE SHARE OF EQUITY INVESTEES' LOSSES AND MINORITY INTERESTS	174.2	(185.2)	71.1
Share of equity investees' losses	(5.9)	(0.4)	(0.4)
Minority interests	(29.8)	(20.6)	(21.8)

NET INCOME/(LOSS)	138.5	(206.2)	48.9

BASIC EARNINGS/(LOSS) PER SHARE ($)	0.28	(0.42)	0.10
DILUTED EARNINGS/(LOSS) PER SHARE ($)	0.28	(0.42)	0.10
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS/(LOSS) PER SHARE	492,922,941	491,987,508	485,020,966
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF DILUTED EARNINGS/(LOSS) PER SHARE	496,240,970	493,690,893	487,698,431
DIVIDEND PER SHARE ($)	0.13	0.11	0.19

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

As of June 30,

($ in millions unless otherwise noted)

	2006	2005
	$'m	$'m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	217.7	503.7
Current portion of financial instruments	30.4	46.8
Receivables	148.7	119.9
Inventories	111.3	77.4
Materials contained in heap leach pads	47.7	55.1

Total current assets	555.8	802.9
Property, plant and equipment, net	3,018.5	2,554.1
Non-current portion of financial instruments	—	32.4
Non-current investments	396.9	203.5

TOTAL ASSETS	3,971.2	3,592.9

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES
Accounts payable and provisions	299.9	241.9
Interest payable	29.8	32.6
Income and mining taxes payable	46.8	18.0
Current portion of long-term loans	0.3	—

Total current liabilities	376.8	292.5
Long-term loans	737.9	653.1
Deferred income and mining taxes	721.8	596.2
Provision for environmental rehabilitation	146.4	134.6
Provision for post-retirement health care costs	7.4	9.0

Total liabilities	1,990.3	1,685.4

COMMITMENTS AND CONTINGENCIES—see notes 19 and 20
Minority interests'	125.1	118.4
SHAREHOLDERS' EQUITY
Share capital—1,000,000,000 (2005: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued—494 824 723 (2005: 492 294 226)	43.9	43.7
Additional paid-in capital	1,827.6	1,797.9
Retained earnings/(deficit)	27.6	(49.1)
Accumulated other comprehensive loss	(43.3)	(3.4)

Total shareholders' equity	1,855.8	1,789.1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,971.2	3,592.9

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders' Equity

For the years ended June 30,

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings/ (deficit)	Accumulated other comprehensive loss	Total
		$'m	$'m	$'m	$'m	$'m
BALANCE—JUNE 30, 2003	472,364,872	42.2	1,565.2	255.3	(243.4)	1,619.3
Net income	—	—	—	48.9	—	48.9
Dividends declared	—	—	—	(92.6)	—	(92.6)
Employee share plans and exercise of employee equity securities	1,300,977	0.1	3.7	—	—	3.8
Proceeds from private capital raising	17,250,000	1.3	214.6	—	—	215.9
Shares issued relating to the acquisition of APP	564,841	—	8.7	—	—	8.7
Mark-to-market of listed investments	—	—	—	—	(5.1)	(5.1)
Realized gain on disposal of listed investments	—	—	—	—	(12.3)	(12.3)
Other	11,830	—	0.1	—	—	0.1
Foreign exchange translation	—	—	—	—	230.4	230.4

BALANCE—JUNE 30, 2004	491,492,520	43.6	1,792.3	211.6	(30.4)	2,017.1
Net loss	—	—	—	(206.2)	—	(206.2)
Dividends declared	—	—	—	(54.5)	—	(54.5)
Exercise of employee equity securities	801,706	0.1	5.6	—	—	5.7
Write down of investments	—	—	—	—	7.7	7.7
Mark-to-market of listed investments	—	—	—	—	9.0	9.0
Realized loss on disposal of listed investments	—	—	—	—	1.5	1.5
Foreign exchange translation	—	—	—	—	8.8	8.8

BALANCE—JUNE 30, 2005	492,294,226	43.7	1,797.9	(49.1)	(3.4)	1,789.1
Net income	—	—	—	138.5	—	138.5
Dividends declared	—	—	—	(61.8)	—	(61.8)
Shares repurchased and cancelled	(1,000,000)	(0.1)	(11.6)	—	—	(11.7)
Employee share plans and exercise of employee equity securities	3,530,497	0.3	41.3	—	—	41.6
Mark-to-market of listed investments	—	—	—	—	67.9	67.9
Realized gain on disposal of listed investments	—	—	—	—	(0.5)	(0.5)
Foreign exchange translation	—	—	—	—	(107.3)	(107.3)

BALANCE—JUNE 30, 2006	494,824,723	43.9	1,827.6	27.6	(43.3)	1,855.8

The accompanying notes are an integral part of these consolidated financial statements

 The following is a reconciliation of the components of accumulated other comprehensive loss for the periods presented:

	Mark-to-market of listed investments	Foreign exchange translation	Accumulated other comprehensive loss
BALANCE—JUNE 30, 2003	17.8	(261.2)	(243.4)
Mark-to-market of listed investments	(5.1)	—	(5.1)
Realized gain on disposal of listed investments	(12.3)	—	(12.3)
Foreign exchange translation	—	230.4	230.4

BALANCE—June 30, 2004	0.4	(30.8)	(30.4)
Write down of investments	7.7	—	7.7
Mark-to-market of listed investments	9.0	—	9.0
Realized loss on disposal of listed investments	1.5	—	1.5
Foreign exchange translation	—	8.8	8.8

BALANCE—JUNE 30, 2005	18.6	(22.0)	(3.4)
Mark-to-market of listed investments	67.9	—	67.9
Realized gain on disposal of listed investments	(0.5)	—	(0.5)
Foreign exchange translation	—	(107.3)	(107.3)

BALANCE—JUNE 30, 2006	86.0	(129.3)	(43.3)

Gold Fields Limited

Consolidated Statements of Cash Flows

For the years ended June 30,

($ in millions unless otherwise noted)

	2006	2005	2004
	$'m	$'m	$'m
CASH FLOWS FROM OPERATIONS
Net income/(loss)	138.5	(206.2)	48.9
Reconciled to net cash provided by operations:
Minority interests	29.8	20.6	21.8
Share of equity investees' losses	5.9	0.4	0.4
Income and mining tax expense	97.3	(100.4)	11.8
Impairment of assets	—	233.1	72.7
Profit on sale of listed investments	(6.3)	(8.1)	(13.9)
Depreciation and amortization	269.2	274.5	198.6
Write-down of mineral rights	—	—	3.6
Write-down of investments	—	7.7	—
Impairment of critical spares	—	2.8	—
Profit on sale of mineral rights	—	—	(27.1)
Profit on sale of property, plant and equipment	(3.7)	(0.8)	(0.3)
Profit on disposal of exploration rights	—	(7.5)	—
Exchange rate difference	—	—	(35.5)
Share-based compensation	11.5	2.1	—
Unrealized gains on loans	—	—	(3.6)
Unrealized gains on financial instruments	(14.6)	(4.9)	(39.2)
Accretion expense on environmental rehabilitation	8.6	11.5	8.4
Decrease in provision for post-retirement health care costs	(0.5)	(4.2)	(5.2)
Payment against post-retirement health care provision	(0.3)	(5.3)	(4.5)
Other	7.9	(7.4)	(4.8)
Effect of changes in operating working capital items:
Receivables	(60.6)	30.7	(25.6
Inventories and heap leach pads	(24.1)	(26.5)	10.7)
Accounts payable and provisions	61.6	8.2	56.9
Income and mining taxes paid	(54.8)	(38.4)	(75.7)

NET CASH PROVIDED BY OPERATIONS	465.4	181.9	198.4

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(255.4)	(317.7)	(377.9)
Proceeds on disposal of property, plant and equipment	6.3	10.2	56.8
Proceeds on sale of listed investments	2.8	18.6	29.3
Proceeds on disposal of exploration rights	—	7.5	—
Acquisition of subsidiaries	(415.6)	—	(23.0)
Purchase of investments	(163.5)	(30.4)	(79.4)
Investment in environmental trust fund	(11.0)	(6.5)	(6.0)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(836.4)	(318.3)	(400.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	158.0	2.7	586.7
Long and short-term loans repaid	—	—	(40.7)
Proceeds on close out of interest rate swap	—	36.2	—
Decrease/(increase) in minority funding	(23.0)	17.9	9.1
Dividends paid to Company shareholders	(61.8)	(54.5)	(92.6)
Dividends paid to minority shareholders	(13.0)	(17.3)	—
Ordinary shares repurchased and cancelled	(11.7)	—	—
Ordinary shares issued	30.1	3.6	219.7

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	78.6	(11.4)	682.2

EFFECT OF EXCHANGE RATE MOVEMENTS ON CASH AND CASH EQUIVALENTS	6.4	(4.8)	42.3

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(286.0)	(152.6)	522.7

CASH AND CASH EQUIVALENTS—JULY 1	503.7	656.3	133.6

CASH AND CASH EQUIVALENTS—JUNE 30	217.7	503.7	656.3

 The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of certain listed investments. See notes 3 and 11.

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

For the years ended June 30,

($ in millions unless otherwise noted)

	2006	2005	2004
	$'m	$'m	$'m
Net income/(loss)	138.5	(206.2)	48.9
Other comprehensive (loss)/income
Write down of investments	—	7.7	—
Unrealized holding gains/(losses) on listed investments	67.9	9.0	(5.1)
Realized (gain)/loss on disposal of listed investments	(0.5)	1.5	(12.3)
Foreign currency translation adjustment	(107.3)	8.8	230.4

Other comprehensive (loss)/income	(39.9)	27.0	213.0

Comprehensive income/(loss)	98.6	(179.2)	261.9

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

1      GENERAL

 Gold Fields Limited (formerly Driefontein Consolidated Limited ("Driefontein"), the "Company" or the "Group") was originally incorporated in South Africa and listed on the JSE Securities Exchange S.A. ("JSE") during 1968 as East Driefontein Gold Mining Company Limited. Following a merger with West Driefontein Gold Mining Company Limited, it was renamed Driefontein on June 15, 1981. On May 10, 1999, Driefontein completed a business combination, with another South African company listed on the JSE, Gold Fields Limited ("Old Gold Fields"). Old Gold Fields evolved through a series of transactions in 1998, whereby it acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included publicly traded gold mining companies, mineral rights and service agreements. Driefontein, the surviving entity, was renamed Gold Fields Limited, and Old Gold Fields was renamed GFL Mining Services Limited, effective from that date. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company's principal product, is currently produced in South Africa, Ghana, Australia and in Venezuela from fiscal 2006 and sold in South Africa (primarily to the Rand Refinery) and internationally.

2      SIGNIFICANT ACCOUNTING POLICIES

(a)    USE OF ESTIMATES:    The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles ("US GAAP") requires the Company's management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

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

  The following are accounting policies used by the Company which, except as described in note 2 (p) (iii) below, have been consistently applied for all periods presented:

(b)    CONSOLIDATION:    The Group's financial statements include the financial statements of the Company, and its subsidiaries, and its investments in associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated from the date that the Company was deemed to have become the primary beneficiary. The results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such statements as from the effective dates of disposal. Investments in companies, which the Company does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for by the equity method.

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

  (ii)    FOREIGN ENTITIES:    The Group's foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheet and statements of operations of foreign subsidiaries are translated on the following basis:

  Assets and liabilities are translated at the prevailing exchange rate at year-end. Statement of operations items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders' equity. These differences will be recognized in earnings upon realization of the underlying foreign entity.

  (iii)    FUNCTIONAL CURRENCY:    The functional currencies of the Group's South African operations are the South African Rand, Australian operations, the Australian dollar, the Ghanaian operations and the Cerro Corona project in Peru, the U.S. dollar and the Venezuelan operation, Venezuelan Bolivars. The translation differences arising as a result of converting the South African Rand and the Australian dollar to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of shareholders' equity.

(d)    PROPERTY, PLANT AND EQUIPMENT

  (i)    MINING ASSETS:    Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

  Once an economically feasible orebody with proven and probable ore reserves has been established, expenditure incurred to further develop the orebody, to further define mineralization in the orebody, and to establish or expand productive capacity, are capitalized until more than de minimus saleable minerals are extracted from the mine, at which time the costs are amortized as set out below. Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalized until the reef horizons are intersected and more than de minimus saleable minerals are extracted from the mine. The determination of whether the costs incurred will establish or expand productive capacity (and therefore embody a probable future benefit), will depend upon the data that has previously been gathered in connection with the orebody through soil sampling, geo-physics, mapping and drilling. The uncertainty as to whether the costs will establish or expand productive capacity, at the time of incurring the cost, will generally be diminished as a result of previously established proven (where the size, shape, depth and mineral content of reserves are well-established) and probable (where the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation) reserves. Therefore, where proven and probable reserves have already been established, there is generally a high degree of confidence ("probable") that the costs will establish or expand productive capacity. Access to the individual orebodies exploited by the Company is limited to the time span of the Company's respective mining leases. Mine development costs in the ordinary course to maintain production are expensed as incurred.

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

  Production stage mineral interests represents mineral interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits, measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfield exploration potential that is not associated with any other production, development or exploration stage property as described above. The Company's mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of a use right changes from an exploration right to mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

  On April 30, 2004 the Financial Accounting Standard Board ("FASB") amended Statements of Financial Accounting Standards ("SFAS") No. 141, "Business combinations" ("SFAS" No. 141") and SFAS No. 142, "Goodwill and other Intangible Assets" ("SFAS No. 142") to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance.

  (iv)    AMORTIZATION AND DEPRECIATION OF MINING ASSETS:    Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the life of mine using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. At the Group's South African operations, its amortization and depreciation calculations are generally based on the Group's most recent life-of-mine plan and annual above-infrastructure reserve declarations as approved by the Company's Board. However, if management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its amortization and depreciation calculations and then subsequently notify the Company's Board. A similar approach is followed at the Group's operations in Ghana, due to the longer-life of the primary orebody. At the Group's other international operations, such as Australia, the Group's amortization and depreciation calculations are updated on a more regular basis during the year for all known changes in proven and probable reserves. The nature and life-span of the orebody, and the on-going information gathered in connection with the orebody, facilitates these more frequent updates.

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

  (vii)    MINING EXPLORATION:    Expenditure on exploration activities is expensed as incurred. Such expenditure includes the costs incurred for purposes of upgrading resources from one category to another or for purposes of upgrading resources to proven and probable reserves, even when in close proximity to the Company's development and production stage properties. When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as mine development costs.

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

 Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets.

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

(f)    NON-CURRENT INVESTMENTS:    Non-current investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity; and (ii) investments in unlisted companies for which a fair value is not readily determinable, and are accounted for at cost. Realized gains and losses are included in the determination of net income or loss.

  Unrealized losses are included in the determination of net income or loss where it is determined that a decline, other than a temporary decline, in the value of the investment has occurred.

(g)    MATERIALS CONTAINED IN HEAP LEACH PADS:    The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a leach plant where the gold in solution is recovered. For accounting purposes, value is added to leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Value is removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

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

(h)    INVENTORIES:    Inventories are valued at the lower of cost or net realizable value. The Company's inventories comprise consumable stores, gold-in-process, gold bullion, ore stockpiles and mineral rights and are accounted for as follows:

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

(j)    HEDGING:    The Company account for its hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, ("SFAS No. 133"), as amended by Statements of Financial Accounting Standards 137, 138 and 149.

  Under SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting. Hedging activities are conducted in accordance with guidelines established by the Audit Committee which allow for the use of various hedging instruments.

  Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

  Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in shareholders' equity. Amounts deferred in shareholders' equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.

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

(n)    REHABILITATION COSTS:    SFAS No. 143, Accounting for asset retirement obligations ("SFAS No. 143") applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company correspondingly capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased (accretion) to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred differs from the liability recorded.

  Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(o)    ENVIRONMENTAL TRUST FUNDS:    Contributions are made to the Group's trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group's South African mines.

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

  (iii)    SHARE-BASED COMPENSATION PLANS:    On July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("FAS 123(R)"). Prior to July 1, 2005, The Company had elected to follow Accounting Policies Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25") and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of the Company's and subsidiary's employee stock options equaled the market price of the underlying share on the date of the grant, no compensation expense was recognized in the Company's financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. In particular, during the year ended June 30, 2005, as a result of the inability by participants to exercise their share options during the period of the attempted Harmony hostile takeover bid, the Company extended the exercise period of allocation options for certain employees whose options would otherwise have expired by June 25, 2005. The Company accounted for the modification under the intrinsic value method with a new measurement date and, since the options were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

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

  As a result of adopting FAS 123(R), the Company's Income from continuing operations and Net income for fiscal 2006 is $11.5 million lower ($0.02 per share, basic and diluted) than if we had continued to account for share-based compensation under APB 25 as we did in the comparable prior year periods.

  Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation." This information is required to be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1995 under the fair value method of that statement. The fair value of the options granted during 2005 and 2004 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected life (in years)	2.8 - 5.6	3.0 - 6.0	6.0
Risk free interest rate	7.32%	8.4%	8.4%
Volatility	41.9%	35.0%	53.0%
Dividend yield	1.5%	1.5%	2.4%

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

  For purposes of pro forma disclosure, the estimated fair value of the options is recognized as an expense over the options' vesting period. The Company's pro forma information follows (millions except for per share information):

	2005	2004
	$'m	$'m
(Loss)/income	(206.2)	48.9
Add back: Share-based compensation expense under APB No. 25	2.1	—
Less: Share-based compensation expense under SFAS No. 123	(15.4)	(10.8)

Pro forma (loss)/income	(219.5)	38.1

Pro forma basic (loss)/earnings per share ($)	(0.45)	0.08
Pro forma fully diluted (loss)/earnings per share ($)	(0.45)	0.08

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

(w)    RECENT ACCOUNTING PRONOUNCEMENTS:

  In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 are effective beginning July 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial position and results of operations.

  In September 2006, the FASB issued FASB No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement (i.e. fair value should be based on the assumptions market participants would use when pricing the asset or liability, not an entity specific measurement). In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. SFAS applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, "Derivative Financial Instruments" at initial recognition and all subsequent periods. This statement is effective for the Group from July 1, 2008. Management is currently evaluating the impact of SFAS 157 on the Group's financial position and results of operations.

  In September 2006, FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R)" ("SFAS 158"). Specifically, SFAS 158 requires an employer to: recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after June 30, 2007. The Company has determined that the impact of adoption of SFAS 158 will not be significant as its only defined benefit plan has an unfunded balance of $7.4 million at June 30, 2006.

  In September 2006, FASB issued Staff Accounting Bulletin No. 108 ("SAB 108"). The interpretations in SAB 108 express the staff's views regarding the process of quantifying financial statement misstatements. The staff believes registrants must consider the impact of correcting all misstatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in the current year financial statements. Thus, a registrant's financial statements would require adjustment when the assessment in the current year or in prior years' results in qualifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. The Company will be required to adopt SAB 108 on July 1, 2007, and is currently evaluating the impact of SAB 108 on its financial position and results of operations.

3      ACQUISITION OF BUSINESSES

  (a)    Acquisition of Bolivar Gold Corporation Inc.

 On February 28, 2006, Gold Fields increased its voting interest in Bolivar Gold Corp.("Bolivar") to 100.0% by paying cash for this interest. The only substantial component of Bolivar's underlying net asset value is its 95.0% ownership in Promotora Minera de Guayana ("PMG"). Bolivar owns the Choco 10 open pit gold mine in the El Callao gold district of Bolivar state, Venezuela. As part of this acquisition, Gold Fields also acquired an option to acquire two other exploration properties in the region, Incredible 16 and Choco 6. The acquired business contributed revenues of $16.9 million and net income of $3.2 million for the fiscal year ended June 30, 2006.

2006
$'m
Details of the net assets acquired are as follows:
Purchase consideration
—consideration given	312.1
—direct costs relating to the acquisition	4.6
—cash paid in prior year for initial interest	11.9

Total purchase consideration	328.6

The fair value of the assets and liabilities acquired are:
Property, plant and equipment	584.1
Inventory	5.3
Trade and other receivables	9.0
Cash and cash equivalents	5.9
Trade and other payables	(9.1)
Deferred taxation	(169.9)
Long-term loans	(74.2)
Long-term provisions	(3.6)
Net assets	347.5
Minority shareholders' interest (5.0%)	(18.9)

Fair value of the net assets acquired	328.6

 Pursuant to an agreement reached on July 15, 2005 between Bolivar Gold Corp (Bolivar), the previous holder of the interest in the Choco 10 concession, and CVG Ferrominera del Orinoco, C.A. (CVG), Bolivar increased its interest in the Choco 10 mine from 70 per cent to 95 per cent. In consideration for such increased shareholding, Bolivar agreed to pay an amount of US$6 million to CVG payable in instalments. The Venezuelan Ministry of Basic Industries and Mines (MIBAM), who was intimately involved in the negotiation and sign-off of the agreement, has not formally executed such agreement. This is mainly due to the fact that there have been several management changes within the MIBAM which have delayed the process. Nevertheless, Gold Fields' counsel has indicated that from a legal perspective, the parties do not require further authorisations from MIBAM and that Gold Fields validly owns a 95 per cent interest in the Choco 10 mine. Certain procedural steps, including the formal transfer of shares to Gold Fields evidencing such ownership, are expected to be commenced subsequent to June 30, 2006.

  (b)    Acquisition of Sociedad Minera La Cima SA.

 On January 11, 2006, the Group acquired 92% of the voting interest (80.7% of the economic interest) in Sociedad Minera La Cima SA, which owns the Cerro Corona Project and other mineral properties in the Cajamarca district in Northern Peru. The acquisition is a project and therefore did not contribute revenue or net income to the Group since its acquisition.

2006
$'m
Details of the net assets acquired are as follows:
Purchase consideration	40.5

The fair value of the assets and liabilities acquired are:
Property, plant and equipment	47.7
Trade and other receivables	0.2
Trade and other payables	(2.5)
Cash and cash equivalents	(1.5)

Net assets	43.9
Minority shareholders' interest (5.0%)	(3.4)

Fair value of the net assets acquired	40.5

  (c)    Acquisition of remaining 49% stake in Arctic Platinum Project

 The Company's investment in the Arctic Platinum Project was achieved through an earn-in agreement with Outokumpu Mining Oy. The Arctic Platinum Project is an exploration project for platinum group metals and as such all contributions by the Company to the project to date have been classified as exploration expenditure and expensed as incurred. On September 11, 2003, the Company exercised its rights of first refusal to acquire the remaining 49% stake in the Arctic Platinum Project it did not already own for $31.7 million, consisting of $23 million in cash and Gold Fields ordinary shares worth $8.7 million. These costs have been capitalized as part of mineral interests within property, plant and equipment.

  (d)    North American Palladium Limited

 On March 24, 2006, Gold Fields finalized an arrangement with North American Palladium Limited ("NAP"), whereby Gold Fields has granted an option to NAP to acquire up to 60% of the APP in northern Finland. The arrangement became effective on April 13, 2006. Gold Fields currently owns 100% of APP.

4      IMPAIRMENT OF ASSETS

	2006	2005	2004
	$'m	$'m	$'m
Beatrix North and South sections	—	211.1	—
Beatrix West section	—	—	61.8
Living Gold	—	8.4	—
St Ives—old mill	—	9.8	—
Driefontein—10 shaft	—	2.0	—
Kloof—No. 3 metallurgical plant	—	1.8	—
Intangible asset—Biox technology	—	—	5.0
Mineral rights	—	—	5.9

	—	233.1	72.7

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

5      FINANCE EXPENSE/(INCOME)

	2006	2005	2004
	$'m	$'m	$'m
Interest paid—Mvelaphanda loan	69.3	56.9	18.2
Interest paid—other	5.1	0.7	9.0
Realized gain on foreign debt, net of cash	(18.8)	(2.7)	(15.0)

	55.6	54.9	12.2

6      INCOME AND MINING TAX (EXPENSE)/BENEFIT

	2006	2005	2004
	$'m	$'m	$'m
South Africa	(43.7)	(15.2)	(10.1)
Ghana	(34.3)	(19.2)	(12.7)
Australia	(9.3)	(7.8)	(7.1)
Venezuela	(3.1)	—	—

Current income and mining taxes	(90.4)	(42.2)	(29.9)
South Africa	2.7	127.9	53.9
Ghana	(3.6)	(17.4)	(26.8)
Australia	(6.0)	32.1	(9.0)

Deferred income and mining taxes	(6.9)	142.6	18.1

Total income and mining tax (expense)/benefit	(97.3)	100.4	(11.8)

 The Company's pre-tax income/(loss) before minority interests comprise:

	2006	2005	2004
	$'m	$'m	$'m
South Africa	91.8	(393.8)	(83.7)
Ghana	143.2	123.8	118.3
Australia	30.2	(15.6)	48.3
Venezuela	6.3	—	—

	271.5	(285.6)	82.9

 South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate.

	2006	2005	2004
	$'m	$'m	$'m
Tax (expense)/benefit on income/(loss) at South African maximum mining statutory rate	(121.7)	128.6	(38.0)
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 39% (2005 and 2004: 40%) and tax rate in Ghana of 26.5% (2005 and 2004: 32.5%), tax rate in Australia of 30% (2005 and 2004: 30%) and tax rate in Venezuela of 34%.	55.3	(4.6)	17.6
South African mining tax formula rate adjustment	13.5	11.5	7.0
Non-taxable income/additional deductions	(22.3)	(40.0)	15.1
Valuation allowance against deferred tax asset	(4.7)	(1.5)	—
Prior year adjustment	—	—	(1.0)
Ghanaian tax rate adjustment	8.4	8.4	—
Australian tax benefit from tax consolidations	—	26.8	—
South African capital gains tax	—	—	(1.7)
Foreign levies and royalties	(24.9)	(21.8)	(19.8)
Other	(0.9)	(7.0)	9.0

Income and mining tax benefit/(expense)	(97.3)	100.4	(11.8)

 Deferred income and mining tax liabilities and assets on the balance sheet of June 30, 2006 and 2005, relate to the following:

 Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group's income tax provision to differ from the South African maximum mining statutory rate of 45% (2005 and 2004: 46%) were:

	2006	2005
	$'m	$'m
Deferred income and mining tax liabilities:
Mining assets	891.3	822.1
Financial instruments	25.4	35.0
Investment in environmental trust fund	2.9	23.2
Other	13.5	0.5

Total deferred income and mining tax liabilities	933.1	880.8
Deferred income and mining tax assets:
Provisions, including rehabilitation accruals	62.8	64.2
Tax losses	65.6	101.2
Financial instruments	0.2	—
Unredeemed capital expenditure	126.1	155.4

Total deferred income and mining tax assets	254.7	320.8
Valuation allowance for deferred tax assets	(43.4)	(36.2)

Total deferred income and mining tax assets	211.3	284.6

Net deferred income and mining tax liabilities	721.8	596.2

Net deferred income and mining tax liabilities comprise of:
Current deferred income and mining tax liabilities	—	—
Non-current deferred income and mining tax liabilities	721.8	596.2

Net deferred income and mining tax liabilities	721.8	596.2

 The classification of deferred income and mining tax liabilities or assets is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

 The Company has established a valuation allowance for certain deferred tax assets which management believe will not be realized based on projections as of June 30, 2006 and 2005. The valuation allowance relates primarily to a full valuation allowance against certain foreign net deferred tax assets of $38.1 million (2005: $34.8 million), raised on the exploration costs incurred in Orogen investments SA (Luxembourg), $2.8 million (2005: $Nil million) raised on losses incurred at GFL Mining Services Limited, $0.8 million (2005: $nil million) raised on losses incurred at Gold Fields Protection Services Limited $1.7 million (2005: $1.4 million) raised on losses incurred at Living Gold (Pty) Limited.

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

 The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. This gross up calculation was performed in fiscal 2005 by Gold Fields' subsidiaries in Australia and Gold Fields recorded a net deferred tax benefit of $26.8 million.

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

7      EARNINGS/(LOSS) PER SHARE

	For the year ended June 30, 2006
	Income Numerator	Shares Denominator	Per-share Amount
	$'m		cents
Basic earnings per share
Shares outstanding July 1, 2005		492,294,226
Weighted average number of shares issued during the year		628,715
Income available to common stockholders	138.5	492,922,941	0.28
Fully diluted earnings per share
Effect of dilutive share options(1)		3,318,029

Income available to common stockholders	138.5	496,240,970	0.28

(1)
The conversion of Mvela's debt to equity is anti-dilutive and has been excluded from the calculation.

	For the year ended June 30, 2005
	Loss Numerator	Shares Denominator	Per-share Amount
	$'m		cents
Basic loss per share
Shares outstanding July 1, 2004		491,492,520
Weighted average number of shares issued during the year		494,988
Loss available to common stockholders	(206.2)	491,987,508	(0.42)
Fully diluted loss per share
Effect of dilutive share options(1)		1,703,385

Loss available to common stockholders	(206.2)	493,690,893	(0.42)

(1)
The conversion of Mvela's debt to equity is anti-dilutive and has been excluded from the calculation.

	For the year ended June 30, 2004
	Income Numerator	Shares Denominator	Per-share Amount
	$'m		cents
Basic earnings per share
Shares outstanding July 1, 2003		472,364,872
Weighted average number of shares issued during the year		12,656,094
Income available to common stockholders	48.9	485,020,966	0.10
Fully diluted earnings per share
Effect of dilutive share options(1)		2,677,465

Income available to common stockholders	48.9	487,698,431	0.10

(1)
The conversion of Mvela's debt to equity is anti-dilutive and has been excluded from the calculation.

8      RECEIVABLES

	2006	2005
	$'m	$'m
Gold sale trade receivables	47.6	43.8
Other trade receivables	13.0	14.1
Deposits	0.1	2.0
Value added tax	32.2	18.0
Interest receivable	0.4	0.4
Payroll receivables	5.4	4.9
Prepayments	18.1	11.0
Diesel rebate	2.7	—
Capitalized project acquisition costs to be transferred to investments	—	12.0
Rand Mutual Assurance refund	2.0	2.6
Financial instrument receivables	2.7	1.3
Debt issuance costs	2.4	3.6
Cash in transit	6.6	—
Advances to New Africa Mining Fund	2.6	2.5
Other	12.9	3.7

	148.7	119.9

9      INVENTORIES

	2006	2005
	$'m	$'m
Ore stockpiles	6.1	10.5
Gold-in-process	34.7	16.9
Consumable stores	69.1	49.3
Mineral rights	1.4	0.7

	111.3	77.4

10    PROPERTY, PLANT AND EQUIPMENT

	2006	2005
	$'m	$'m
Cost	5,108.5	4,570.5
Accumulated depreciation and amortization	(2,090.0)	(2,016.4)

	3,018.5	2,554.1

Mining properties, mine development costs and mine plant facilities	2,822.0	2,324.9
Asset retirement cost	34.6	24.7
Other non-mining assets	161.9	204.5

	3,018.5	2,554.1

 Included in property, plant and equipment is cumulative capitalized interest relating to the Tarkwa mine amounting to $1.7 million (2005: $1.7 million).

 Depreciation of property, plant and equipment amounted to $269.2 million (2005: $274.5 million and 2004: $198.6 million).

11    NON-CURRENT INVESTMENTS

	2006	2005
	$'m	$'m
Listed investments(a)	297.1	108.1
Unlisted investments(b)	27.2	30.3
Amounts contributed to environmental trust fund(c)	65.1	58.1
Equity investees(d)	—	—
Other investments	7.5	7.0

	396.9	203.5

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

(c)
The environmental trust funds are irrevocable trusts under the Group's control. The monies in the trusts are invested primarily in interest bearing short-term investments. The future realization of this asset is intended to fund environmental rehabilitation obligations of the Group's South African mines. Whilst the asset is under the Company's control, it is not available for the general purposes of the Company. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 14, "Provision for Environmental Rehabilitation".

(d)
Equity in investee comprises the following:

		Ownership %		Market value
Investments
	Description of business	2006	2005	2006	2005
				$'m	$'m
Rand Refinery Limited	Refining of gold bullion and by-products	33.1	33.1	—	—

 The carrying value of the equity investment in Rand Refinery Limited ("Rand Refinery") has been reduced to nil because Gold Fields' share of the losses exceeds its carrying value in Rand Refinery. Gold Fields' obligation to make good its share of the losses in the investee is limited to the carrying value of the investment.

 Rand Refinery acts as a sale agent on behalf of the Company's African operations. The market value of the Company's investment in Rand Refinery is not readily determinable. During the years ended June 30, 2006, 2005 and 2004, the Company received dividends from Rand Refinery of $Nil million, $Nil million and $0.8 million, respectively. At June 30, 2006 an amount of $27.9 million was owing from Rand Refinery (2005: $35.1 million).

12    ACCOUNTS PAYABLE AND PROVISIONS

	2006	2005
	$'m	$'m
Trade payables	135.1	86.5
Accruals	95.2	82.0
Payroll and other compensation	26.2	22.2
Leave pay accrual	39.0	39.0
Financial instruments payable	2.8	6.3
Foreign levies payable	0.2	0.2
Other	1.4	5.7

	299.9	241.9

13    LONG—TERM LOANS

	2006	2005
	$'m	$'m
Secured
Mvelaphanda loan agreement(a)	578.8	650.6
Syndicated loan(b)	157.1	—
Unsecured
Industrial Development Corporation loan(c)	2.1	2.5

Total long-term loans	738.2	653.1
Industrial Development Corporation loan(c)	(0.3)	—

Total long-term loans	737.9	653.1

(a)
Mvelaphanda loan agreement

  On March 17, 2004, Mvelaphanda Gold (Proprietary) Limited ("Mvela Gold"), a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of $591.3 million to GFI Mining South Africa (Pty) Limited ("GFIMSA"), (the "Mvela Loan"). The loan bears interest at a fixed rate of 10.57% nominal annual compounded semi-annually and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Holding Company (BVI) Limited (formerly Gold Fields Guernsey). Interest is payable semi-annually and the loan amount is repayable five years from the date of advance. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross revenue in the most recently ended financial year represents more than 5% of the consolidated gross revenue of Gold Fields and its subsidiaries, may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela

  Loan will become immediately due and payable upon the occurrence of any event of default, identified in the contract.

  In terms of the facility agreement, Gold Fields must maintain a consolidated earnings before interest, tax and depreciation and amortization ("EBITDA") to consolidated net finance charge ratio of at least 6 to 1, consolidated EBITDA to net debt service charge at least 3.5, consolidated net borrowings to consolidated EBITDA of at least 2 to 1 and a consolidated net tangible worth of at least $650.0 million

  On the date the loan is repaid, Mvela Gold is obligated to use the entire proceeds of the loan repayment to subscribe for new shares in GFIMSA such that after the subscription it will own 15% of the enlarged equity of GFIMSA.

  In addition, starting one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold's GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA's operations divided by the same calculation as applied to Gold Fields' operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields ordinary shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold is entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties.

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

	2006	2005
	$'m	$'m
Loan advanced	591.3	591.3
Fair value adjustment in relation to interest rate swap (2005: up to close-out of swap)	36.2	36.2
Amortization of fair value adjustment following close-out of interest rate swap	(10.0)	(0.8)
Translation	(38.7)	23.9

Fair value of loan at end of year	578.8	650.6

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

  On March 3, 2006, Orogen drew down US$158.0 million. The loan bears interest at three-month LIBOR plus a margin of 0.35 per cent and is repayable on March 3, 2009. In terms of the facility agreement, Gold Fields has the option to repay the loan in whole or part by giving 10 days' prior notice. The loan may not, however, be repaid prior to March 3, 2007.

	2006	2005
	$'m	$'m
Loan advanced, net of transaction costs	157.1	—
(c)
Industrial Development Corporation loan

  On May 28, 2004, Living Gold (Pty) Limited ("Living Gold"), a subsidiary of GFIMSA entered into an agreement with the Industrial Development Corporation of South Africa Limited ("IDC") in terms of which the IDC agreed to provide a loan facility of R16.9 million ($2.5 million). On November 24, 2004, Living Gold drew down the full amount of the facility.

  In terms of the loan agreement, interest accrues on the facility based on the First National Bank of Southern Africa Limited prime overdraft rate. The prime overdraft rate at June 30, 2006 was 11.0% (2005: 10.5%). The loan is repayable in 96 equal monthly instalments commencing July 1, 2006.

 The Group was in compliance with all of its debt covenant ratios and restrictions as of June 30, 2006.

14    PROVISION FOR ENVIRONMENTAL REHABILITATION

 The Company has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	2006	2005
	$'m	$'m
Asset retirement obligations
Balance at July 1	134.6	116.0
Acquisition of subsidiaries	3.4	(1.6)
Additions to liabilities	14.8	11.6
Liabilities settled	(3.5)	(1.6)
Accretion of liability	9.6	11.5
Foreign currency translation adjustment	(12.5)	(2.9)

Balance at June 30	146.4	134.6

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

15    PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	2006	2005
	$'m	$'m
Accrued post-retirement health care costs	7.4	9.0

 The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group's contributions to these schemes on behalf of current and retired employees amounted to $0.3 million in fiscal 2006 (2005: $0.4 million and 2004: $2.6 million). The obligation has been actuarially valued and the outstanding contributions will be funded over the lifetime of these pensioners and dependants. During fiscal 2005 approximately 21% of these pensioners and dependants were bought out of the scheme at a premium of 15%.

 The following table sets forth the funded status and amounts recognized in the Company's consolidated financial statements for the post-retirement health care costs:

	2006	2005
	$'m	$'m
Actuarial present value	7.4	9.0
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	7.4	9.0
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	7.4	9.0

 The following is a reconciliation of the benefit obligation:

	2006	2005
	$'m	$'m
Benefit obligation at beginning of year	9.0	18.9
Service cost	0.7	0.5
Interest cost	—	1.2
Benefits paid	(0.3)	(0.4)
Benefits forfeited	(0.7)	(2.2)
Buy out of pensioners and dependants	—	(4.9)
Premium on buy out of pensioners and dependents	—	0.8
Release of cross subsidy liability following buy out	(0.5)	(4.5)
Foreign currency translation adjustment	(0.8)	(0.4)

Balance at end of year	7.4	9.0

 The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7% per annum (2005: 7%) and a discount rate of 9% per annum (2005: 9%).

 The net periodic benefit cost is explained as follows:

	2006	2005	2004
	$'m	$'m	$'m
Service cost	0.7	0.5	1.3
Interest cost	—	1.2	1.7

Net periodic benefit cost	0.7	1.7	3.0

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

 Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the Company's defined contribution plans for the year amounted to $51.1 million (2005: $46.9 million and 2004: $38.7 million).

 SHARE OPTION SCHEMES:    The Company currently maintains the Gold Fields Limited 2005 Share Plan and the Gold Fields Limited 2005 Non-Executive Share Plan. The Company also maintains prior stock plans (the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan), but no longer grants awards under these plans. The details of these Plans are discussed below.

 The Gold Fields 2005 Limited Share Plan:    At Gold Fields' annual general meeting held on November 17, 2005, the shareholders approved the Gold Fields Limited 2005 Share Plan (the "2005 Plan"), and this plan is the new plan under which employees, including executive directors, will be compensated. A total of 24,564,711 ordinary shares is reserved for issuance under the 2005 Plan.

 The 2005 Plan provides for two types of awards: performance vesting restricted shares ("PVRS") and performance allocated share appreciation rights ("SARS"). The PVRS will only be released to participants three years after the date of the award of such shares, and the release is subject, in whole and in part, to Gold Fields meeting certain performance criteria set by the Board of Directors. The performance allocated share appreciation rights are similarly not available to participants until three years after their award. However, availability is not subject to Gold Fields' performance. The size of the initial allocation of SARS is dependent on the performance of the participant at the time of allocation.

 Details of the PVRS and SARS granted under this Plan are as follows:

			Average price
	Number of PVRS	Number of SARS
			Rand	$
Outstanding as of July 1, 2005	—	—	—	—
Granted during the year	420,500	1,000,150	125.28	19.58
Exercised and released	(99)	(437)	125.28	19.58
Forfeited	(6,701)	(20,463)	125.28	19.58

Outstanding as of June 30, 2006	413,700	979,250	125.28	19.58

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

 GF Management Incentive Scheme:    At the annual general meeting held on November 10, 1999 shareholders approved the adoption of the GF Management Incentive Scheme ("GF Management Scheme") to replace the scheme ("Old Scheme") in place prior to the down stream merger with Driefontein by the Company on June 1, 1999. As a result of introducing the GF Management Scheme consequent upon the composite transaction, participants transferred to the GF Management Scheme on terms no less favorable to them than those applicable to them in terms of the Old Scheme. The fair value of the awards granted to members of the Old Scheme was included in the determination of the purchase consideration as part of the composite transaction. The GF Management Scheme was introduced to provide an incentive for certain officers and employees of the Group to acquire shares in the Company. In terms of the GF Management Scheme's rules, up to a maximum of 3% of the Company's authorized issued ordinary shares, being 13,451,600 shares, was available to be offered to eligible Company employees. The exercise price of each ordinary share which is the subject of the option is the weighted average of the middle market price at which the ordinary shares traded on the JSE on the trading day immediately preceding the date on which the Board of Directors granted the options.

 At the annual general meeting held on October 31, 2001, the shareholders approved an increase in the maximum number of shares to 5% of the Company's issued ordinary shares, as at June 30, 2001 being

22,791,830 shares. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

 Details of the options granted under the GF Management Scheme are as follows:

		Weighted Average option price
	Number of Share options
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

 In terms of the GF Management Scheme rules, options currently expire no later than seven years from the grant date and vest as follows. Upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. The options exercisable on June 30, 2006, 2005 and 2004 were 2,148,016, 3,839,551 and 3,376,816, respectively. The range of exercise prices for options outstanding at June 30, 2006 was R14.19 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company's stock over the period of the grants.

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

			Outstanding options
					Weighted average Exercise price
Rand			Number of Options	Contractual life (in years)
		$			Rand	$
Range of prices	13.55-14.19	1.85 - 1.91	800	0.43	14.19	1.91
	19.47-23.60	2.62 - 3.18	121 900	1.28	21.78	2.93
	25.67-29.45	3.45 - 3.96	230 048	0.51	25.95	3.49
	36.07-57.50	4.85 - 7.74	413 934	2.43	46.30	6.23
	57.51-73.29	7.74 - 9.86	2 661 100	5.75	65.36	8.80
	73.80-84.17	9.93 - 11.33	2 161 381	4.47	81.24	10.93
	84.59-119.90	11.33 - 16.14	1 056 097	4.65	96.93	13.05
	125.37-154.65	16.87 - 20.81	303 300	3.52	140.64	18.93

Total			6 948 560	4.64	75.81	10.20
				Exercisable options
Rand		$	Number of options	Weighted average exercise price Rand	Weighted average exercise price $
Range of prices	13.55-14.19	1.85 - 1.91	800	14.19	1.91
	19.47-23.60	2.62 - 3.18	121 900	21.78	2.93
	25.67-29.45	3.45 - 3.96	230 048	25.95	3.49
	36.07-57.50	4.85 - 7.74	413 934	46.30	6.23
	57.51-73.29	7.74 - 9.86	49 800	61.70	8.30
	73.80-84.17	9.93 - 11.33	808 276	83.32	11.21
	84.59-119.90	11.33 - 16.14	306 924	97.11	13.07
	125.37-154.65	16.87 - 20.81	216 334	143.48	19.31

Total			2 148 016	74.05	9.97

 These options will expire if not exercised at specific dates ranging from October 1, 2006 to February 20, 2013. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2006 and 2005 ranged from R69.80 to R163.00.

 The Gold Fields Limited 2005 Non-Executive Director Share Plan:    At Gold Fields' annual general meeting held on November 17, 2005, the shareholders approved the Gold Fields Limited 2005 Non-Executive Share Plan (the "2005 Non-Executive Director Share Plan"), and this plan is the new plan under which non-executive directors will receive share awards in the form of restricted shares. Participants in the 2005 Non-Executive Director Share Plan will be non-executive directors of Gold Fields who are not members of the Remuneration Committee. The 2005 Non-Executive Share Plan provides for the release of restricted shares, up to a total of 24,564,711 ordinary shares (including shares which may be acquired by participants under any other share plan in force) awarded to the non-executive directors three years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 33,000 shares were authorized at Gold Fields' annual general meeting on November 17, 2005.

Number of restricted shares
Outstanding as of July 1, 2005	—
Granted during the year	33,000
Exercised and released	—
Forfeited	—

Outstanding as of June 30, 2006	33,000

 The GF Non-Executive Director Share Plan:    At the annual general meeting held on October 31, 2001, shareholders approved the adoption of the GF Non-Executive Director Share Plan (the "Plan"). The Plan was introduced to provide an incentive for non-executive directors of the Company to acquire shares in the Company. In terms of the Plan's rules, up to a maximum of 0.5% of the Company's authorized issued ordinary shares as at June 30, 2001, being 2,279,183 shares were available to be offered to non-executive directors.

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

		Weighted Average option price
	Number of options granted
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

			Outstanding options
					Weighted average Exercise price
Rand			Number of options	Contractual life (in years)
		$			Rand	$
Range of prices	43.70-65.55	6.52-9.78	30,000	0.39	43.70	5.88
	65.56-88.37	9.79-13.19	42,400	3.66	68.59	9.23
	88.38-110.03	13.19-16.42	112,000	1.97	98.45	13.25

Total			184,400	2.10	82.66	11.13

			Outstanding options
					Weighted average Exercise price
Rand			Number of options	Contractual life (in years)
		$			Rand	$
Range of prices	43.70-65.55	7.04-10.56	30,000	0.39	43.70	5.88
	65.56-88.37	10.56-14.23	42,400	3.66	68.59	9.23
	88.38-110.03	14.23-17.72	112,000	1.97	98.45	13.25

Total			184,400	2.10	82.66	11.13

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

Concentration of credit risk

 The Group's financial instruments do not represent a concentration of credit risk as the Group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

 A formal process of allocating counterparty exposure and prudential limits is applied under the supervision of the Group's executive committee.

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

 Prior to fiscal 2002 the Group did not hedge its exposure to foreign currency exchange rates. During fiscal 2002, this policy was amended and the Group entered into foreign currency forward sales and zero cost collars relating to its Australian and South African operations. During fiscal 2003, the Group entered into Rand/U.S. dollar purchase contracts to hedge the Group's commitment in respect of the Tarkwa mill and owner mining projects. This contract matured on June 3, 2004 and was rolled forward to December 3, 2004. On January 7, 2004, the Australian instruments were closed in U.S. dollars and subsequent to this on May 7, 2004, the future U.S. dollar values were fixed in Australian dollars. On January 7, 2004 a strip of Australian dollar/U.S. dollar call options were purchased in order to participate in any further Australian dollar appreciation. These instruments were not designated as hedges and accordingly, gains and losses are recognized in earnings.

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

 Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group's normal contingency funding requirements.

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

 The estimated fair values of the Group's financial instruments are:

	June 30, 2006		June 30, 2005
	Carrying value	Fair value	Carrying value	Fair value
	$'m	$'m	$'m	$'m
Financial assets
Cash and cash equivalents	217.7	217.7	503.7	503.7
Financial instruments	30.4	30.4	46.8	46.8
Receivables	148.7	148.7	119.9	119.9
Non-current investments	396.9	396.9	203.5	203.5
Financial liabilities
Long-term loans	737.9	762.9	653.1	702.0
Accounts payable and provisions	299.9	299.9	241.9	241.9
Interest payable	29.8	29.8	32.6	32.6

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

18 ADDITIONAL CASH FLOW INFORMATION

  (a)   Supplemental cash flow disclosures

 The income and mining taxes paid in the statement of cash flow represents actual cash paid.

 The following amounts of interest paid were included in net cash provided by operating activities:

			Years ended June 30,
			2006	2005	2004
			$'m	$'m	$'m
		Interest paid	74.4	57.6	27.2
(b)		Non cash-items
		Excluded from the statements of cash flows are the following:
	(i)	For the year ended June 30, 2006
		The $67.6 million gain on market-to-market of listed investments
	(ii)	For the year ended June 30, 2005
		The $9.0 million gain on mark-to-market of listed investments.
	(iii)	For the year ended June 30, 2004
		The $17.4 million gain on mark-to-market of listed investments
(c)		Acquisitions of subsidiaries
	(i)	Acquisition of Bolivar Gold Corporation Inc.
		The following information reflects the cash flow impacts of the acquisition of Bolivar Gold Corporation Inc. See note 3(a).
		Total purchase consideration	328.6	—	—
		Exchange gain on funds held for acquisition of Bolivar	(8.1)	—	—
		Purchase of shares in prior years	(11.9)	—	—
		Long-term loans	72.4	—	—

		Net liabilities disposed of	381.0	—	—
		Cash and cash equivalents in subsidiary acquired	(5.9)	—	—

		Cash outflow on acquisition	375.1	—	—

	The $375.1 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.
(ii)	Acquisition of Sociedad Minera La Cima SA
	The following information reflects the cash flow impacts of the acquisition of Sociedad Minera La Cima SA. See note 3 (b)
	Total purchase consideration	40.5	—	—
	Cash and cash equivalents in subsidiary acquired	—	—	—

	Cash outflow on acquisition	40.5	—	—

	The $40.5 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.
(iii)	Minority shareholders' interest in Arctic Platinum
	With effect from September 4, 2003, the Group acquired the minority shareholders' interest in Artic Platinum.	—	—	31.7
	Minority shareholders' interest	—	—	(8.7)

	Paid for by issue of share capital	—	—	23.0

19    COMMITMENTS

	2006	2005
	$'m	$'m
Capital expenditure
Authorized	665.2	454.6
Contracted for	254.3	23.8
Other guarantees	33.7	51.3

 Guarantees consist of (a) $27.7 million (comprising a loan of $20.2 million and interest of $7.5 million) to the Public Investment Commissioners (PIC) with regard to the Mvela loan (b) $4.5 million to New Africa Mining Fund ("NAMF") and (c) $1.5 million for numerous other obligations. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. The Group also provides environmental obligation guarantees with respect to its Ghanaian and Australian operations. These guarantees, amounting to $27.6 million at June 30, 2006, have not been included in the amount of guarantees of $33.7 million because they are fully provided for under the asset retirement obligation.

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

20    CONTINGENT LIABILITIES

World Gold Council

 Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities, should they arise, is done proportionate to the member's production relative to the total production of all members. To date, no claims have been made on Gold Fields.

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

22    RELATED PARTY TRANSACTIONS

Pro-Drilling & Milling (Pty) Limited

 One of the Company's executive committee members sits on the board of and owns 50% of Pro-Drilling & Mining (Pty) Limited ("Pro-Drilling"), a privately owned drilling company. Pro-Drilling provides diamond drilling and core recovery services at the Driefontein operation of GFIMSA pursuant to a contract which is valid until terminated by either party with one month's written notice. The Company paid Pro-Drilling $0.6 million, $1.8 million and $0.3 million for the years ended June 30, 2006, 2005 and 2004 respectively.

Mvelaphanda Resources Limited

 One of the Company's non-executive directors at June 30, 2006, Tokyo Sexwale is the executive chairman of Mvelaphanda Resources Limited ("Mvela"). Mvela is a broad based black economic empowerment consortium.

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

 The transaction with Mvela to acquire a 15% beneficial interest in the Company's South African mining operations for a total cash consideration of R4.1 billion ($591.3 million) became effective on March 15, 2004. The Company has provided Mvela with vendor financing of R300 million ($47.6 million) comprising R200 million of preference shares and R100 million of ordinary shares on commercial terms in connection with the transaction.

Rand Refinery

 Rand Refinery, in which the Company holds a 33.1% interest, has an agreement with the Company whereby it refines all the Company's South African and Ghanaian operations gold production. The Company's chief financial officer is currently a director of Rand Refinery and has held his directorship of Rand Refinery since July 10, 2000. The Company paid Rand Refinery $1.6 million, $2.6 million and $3.4 million in refining fees for the years ended June 30, 2006, 2005 and 2004, respectively. Refer to footnote 12—Non-current Investments for amounts owing by Rand Refinery to the Company as at June 30, 2006 and 2005, and the dividends received from Rand Refinery for the years ended June 30, 2006, 2005 and 2004 respectively.

 On November 21, 2000, GFL Mining Services Limited ("GFLMS") entered into an agreement with Rand Refinery in terms of which GFLMS acts as an agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields' South African gold production. In June 1, 2004, GFLMS exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields' South African gold production with effect from October 1, 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have had agreements with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

Transactions with directors

 During fiscal year ended June 30,2006, GFL Mining Services Limited, a subsidiary of Gold Fields Limited, acquired a vehicle from the Chief Executive Officer of the Company, Ian D Cockerill, for R420,000 ($65,625). The transaction was carried out at arms-length.

23    SUBSEQUENT EVENTS

Acquisition of South Deep

 On September 11, 2006, Gold Fields entered into an agreement with Barrick Gold Corporation ("Barrick") and PDG Aureate Limited, a subsidiary of Barrick, to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited ("BGSA"), which holds a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited ("Western Areas"), each hold an interest of 50%. The Barrick Gold—Western Areas Joint Venture owns the developing South Deep, located in the Witwatersrand basin near Johannesburg. At Gold Fields' option, the total consideration can be paid in cash, or US$1.2 billion can be paid in cash with the remaining US$325 million payable through the issue to Barrick of such number of Gold Fields ordinary shares as is obtained by dividing the US$325 million consideration by the volume weighted average price of Gold Fields' ADRs on the New York Stock Exchange for the five trading days preceding the closing of the transaction. Following receipt of the requisite approval from the competition authorities in South Africa on November 22, 2006, this transaction is scheduled to close on November 30, 2006.

 In conjunction with Gold Fields' acquisition of Barrick's stake in the Barrick Gold—Western Areas Joint Venture and after consultation with the Board of Directors of Western Areas, Gold Fields undertook to make an offer (referred to herein as the Offer) to acquire the entire issued share capital of Western Areas not already owned by Gold Fields. Western Areas' principal asset is its 50% interest in South Deep. It also holds some mineral rights adjacent, or in close proximity, to South Deep and the hedge book described below. At the time it entered into the agreement with Barrick, Gold Fields owned 18% of the issued share capital of Western Areas and had entered into an agreement with JCI Limited ("JCI") and certain of its subsidiaries regarding the acquisition of certain Western Areas shares owned by those subsidiaries, as described below. The Western Areas shares owned by JCI's subsidiaries do not form part of the Offer. Under the Offer, which Gold Fields commenced on October 30, 2006, Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares validly tendered into the Offer. This consideration is based on the amount payable by Gold Fields for BGSA's 50% interest in South Deep, adjusted for the additional assets and liabilities of Western Areas. Gold Fields has not established a minimum acceptance threshold for the Offer and, accordingly, will be obligated to acquire any Western Areas shares validly tendered in the Offer. If Gold Fields acquires at least nine-tenths of the Western Areas shares that are the subject of the Offer, it may, pursuant to South African law, elect to compulsorily acquire the remaining Western Areas shares that are the subject of the Offer. Following receipt of the requisite approval from the competition authorities in

South Africa on November 22, 2006, the Offer is now unconditional. The Offer will close on a date to be announced by Gold Fields.

 In support of the Offer, Gold Fields, JCI, and certain subsidiaries of JCI entered into an agreement on September 11, 2006, pursuant to which, on November 16, 2006, Gold Fields acquired 27 million Western Areas shares from one of the subsidiaries (referred to herein as the JCI Transaction) in exchange for the issue to JCI of 9,450,000 Gold Fields shares (a ratio of 35 Gold Fields shares for every 100 Western Areas shares). This acquisition increased Gold Fields' stake in Western Areas from 18% to 34.7%. JCI has agreed that it will hold the Gold Fields shares it received until the date upon which Western Areas shareholders are entitled to receive Gold Fields shares pursuant to the Offer. In addition, pursuant to the agreement, and with effect from November 14, 2006, the JCI subsidiaries granted Gold Fields call options and Gold Fields granted the JCI subsidiaries put options, subject to certain restrictions and conditions, in respect of the balance of a further 9.96 million Western Areas shares held by the JCI subsidiaries. In the case of both the put and the call options, the holder of the option is entitled to give notice to the granter of the option within 90 days after implementation of the JCI Transaction, which occurred on November 14, 2006, that it is considering exercising its option. The option must be exercised no more than 90 days from the date of the notice, although the JCI subsidiaries are not entitled to exercise their options during the first 60 days after giving the notice. Gold Fields gave notice of its intention of exercising its option on November 15, 2006. Should the call options be exercised by Gold Fields, Gold Fields' interest in Western Areas would increase by 9.96 million shares to approximately 41% of the issued share capital of Western Areas. No option premiums are payable in respect of the call or put options. The agreement with JCI and its subsidiaries provides that, if at any time prior to the date that is three months after the effective date of the granting of the put and call options, Gold Fields acquires any Western Areas shares for consideration per Western Areas share greater than is payable to JCI or its subsidiaries under the agreement, Gold Fields must pay JCI and its subsidiaries the difference in respect of the Western Areas shares acquired from JCI and its subsidiaries.

 In connection with the acquisition of BGSA and the proposed acquisition of Western Areas, GFIMSA entered into a US$1.8 billion credit facility with Citibank, N.A. London Branch, J.P. Morgan Plc, J.P. Morgan Europe Limited and other financial institutions, as set out in the agreement, on November 24, 2006.

 In 2001, Western Areas entered into a long-dated derivative structure in respect of gold production from South Deep. The derivative structure, which is based on a series of bought and sold options on Western Areas' share of South Deep's gold production, took effect in the last quarter of 2001 and expires in mid-2014. According to Western Areas, it will have to deliver approximately 90% of its share of the gold production into the derivative structure for 2006 and, at current spot rates, approximately 58% in 2007. Western Areas also reported that as of September 30, 2006, the fair value of the instruments constituting the derivatives structure was US$(360,483,116), using a gold spot price of US$598.60 and an exchange rate of Rand 7.7643 per US$1.00. The premium payable for the options purchased by Western Areas as part of the derivative structure was US$250 million, payable at various pre-determined dates in the future. Western Areas reported that at September 30, 2006, the discounted value of the premium payable was US$139,630,503. Under the terms of the relevant options, a change of control of Western Areas without the consent of the option counterparties constitutes an event of default which may entitle the option counterparties to close out the positions. Therefore, if Gold Fields acquires control of Western Areas, the option counterparties could require Western Areas to immediately settle the outstanding options and pay the present value of the premium. In addition, Gold Fields understands that other circumstances may exist that would allow the option counterparties to close out the options. If the option counterparties elect to close out the options at a time when Western Areas is a subsidiary of Gold Fields, it could have an adverse effect on Gold Fields' financial condition. Even if Western Areas is not required to immediately settle the outstanding options, it would receive only the option price for a significant portion of the production of South Deep and therefore Gold Fields would not benefit from any higher gold spot price.

24    GEOGRAHICAL AND SEGMENT INFORMATION

 Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

 The segment results have been prepared and presented based on management's reporting format. Management prepares its financial records in accordance with International Financial Reporting Standards ("IFRS") and reconciled IFRS information is what the Company's chief operating decision maker reviews in allocating resources and making investment decisions. The Company's gold mining operations are managed and internally reported based upon the following geographic areas: the Driefontein division, the Kloof Division and the Free State Beatrix, in Ghana the Tarkwa and Damang mines, Australia and Venezuela. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

	Fiscal year ended June 30, 2006
	Driefontein South Africa	Kloof South Africa	Beatrix South Africa	Tarkwa Ghana	Damang Ghana	Australia	Choco 10 Venezuela	Corporate and other	Reconciling items	Group consolidated
Statement of operations
Revenue	599.9	479.3	312.9	373.0	123.1	377.0	16.8	—	—	2,282.0
Operating costs(1)	(424.1)	(399.3)	(252.3)	(211.7)	(77.6)	(236.3)	(8.8)	—	(57.4)	(1,667.5)
Gold inventory change(2)	—	—	—	5.1	(2.7)	6.4	0.4	—	(0.4)	8.8

Operating profit	175.8	80.0	60.6	166.4	42.8	147.1	8.4	—	(57.8)	623.3
Amortization and depreciation	(40.5)	(40.0)	(17.5)	(37.5)	(3.9)	(82.0)	(2.1)	(16.5)	(29.2)	(269.2)

Net operating profit/(loss)	135.3	40.0	43.1	128.9	38.9	65.1	6.3	(16.5)	(87.0)	354.1
Exploration expenditure	—	—	—	—	—	—	—	(38.7)	(0.6)	(39.3)
Other items as detailed in the statement of operations	(6.6)	(3.6)	(6.5)	0.7	0.9	1.4	—	10.6	(40.2)	(43.3)
Current taxation	(31.5)	—	—	(26.0)	(8.3)	(9.3)	(3.0)	(12.2)	—	(90.3)
Deferred taxation	(6.6)	(10.4)	(14.9)	(5.8)	(4.3)	(17.9)	—	3.4	49.5	(7.0)

Profit/(loss) after taxation	90.6	26.0	21.7	97.8	27.2	39.3	3.3	(53.4)	(78.3)	174.2

	Fiscal year ended June 30, 2006
	Driefontein Division South Africa	Kloof Division South Africa	Free State Beatrix South Africa	Tarkwa Ghana	Damang Ghana	Australia	Venezuela	Corporate and other	Reconciling items	Group consolidated
Balance sheet
Total assets	472.9	363.9	144.1	387.8	84.5	635.4	111.4	1,904.1	(132.9)	3,971.2
Total liabilities (excluding deferred taxation and minority shareholders' interest)	173.2	152.5	80.3	53.1	17.9	77.1	22.3	242.2	449.9	1,268.5
Deferred tax liability/(asset)	150.2	132.9	(10.8)	81.7	7.5	52.8	—	272.9	34.6	721.8

Capital expenditure	38.9	32.5	37.1	46.8	25.6	71.0	5.3	34.0	(35.8)	255.4

(1)
Operating costs for management reporting purposes includes: Corporate expenditure—$21.9 million, Environmental rehabilitation—$8.6 million and Employment termination costs—$9.1 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.

(2)
Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

	Fiscal year ended June 30, 2005
	Driefontein South Africa	Kloof South Africa	Beatrix South Africa	Tarkwa Ghana	Damang Ghana	Australia	Corporate and other	Reconciling items	Group consolidated
Statement of operations
Revenue	489.7	436.4	264.5	287.5	104.3	310.7	—	—	1,893.1
Operating costs(1)	(400.4)	(409.5)	(262.6)	(159.5)	(66.4)	(231.7)	—	(22.0)	(1,552.1)
Gold inventory change(2)	—	—	—	1.2	(2.3)	6.2	—	2.5	7.6

Operating profit	89.3	26.9	1.9	129.2	35.6	85.2	—	(19.5)	348.6
Amortization and depreciation	(39.5)	(55.4)	(14.1)	(38.0)	(5.7)	(74.0)	(16.8)	(31.0)	(274.5)

Net operating profit/(loss)	49.8	(28.5)	(12.2)	91.2	29.9	11.2	(16.8)	(50.5)	74.1
Exploration expenditure	—	—	—	—	—	—	(31.8)	(14.2)	(46.0)
Impairment of assets	(2.0)	(1.8)	(9.7)	—	—	(9.8)	(18.7)	(191.1)	(233.1)
Other items as detailed in the statement of operations	5.0	5.0	(1.1)	2.2	0.9	3.0	0.2	(95.8)	(80.6)
Current taxation	(6.4)	—	5.9	(10.3)	(8.9)	(7.8)	(14.7)	—	(42.2)
Deferred taxation	0.3	15.6	(7.0)	(14.3)	(3.1)	27.8	6.6	116.7	142.6

Profit/(loss) after taxation	46.7	(9.7)	(24.1)	68.8	18.8	24.4	(75.2)	(234.9)	(185.2)

	Fiscal year ended June 30, 2005
	Driefontein Division South Africa	Kloof Division South Africa	Free State Beatrix South Africa	Tarkwa Ghana	Damang Ghana	Australia	Corporate and other	Reconciling items	Group consolidated
Balance sheet
Total assets	485.0	457.4	172.9	310.8	76.1	607.5	1,472.1	11.1	3,592.9
Total liabilities (excluding deferred taxation and minority shareholders' interest)	139.6	170.9	111.7	36.7	16.0	84.3	69.8	460.2	1,089.2
Deferred tax liability/(asset)	160.3	137.4	(26.2)	75.9	3.3	37.1	97.2	111.2	596.2

Capital expenditure	29.6	37.1	35.7	75.6	10.6	135.6	24.2	(30.7)	317.7

(1)
Operating costs for management reporting purposes: Corporate expenditure—$22.5 million, Environmental rehabilitation—$11.5 million and Employment termination costs—$13.7 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.

(2)
Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

	Fiscal year ended June 30, 2004
	Driefontein South Africa	Kloof South Africa	Beatrix South Africa	Tarkwa Ghana	Damang Ghana	Australia	Corporate and other	Reconciling items	Group consolidated
Statement of operations
Revenue	440.4	400.9	241.4	213.2	120.0	290.3	—	—	1,706.2
Operating costs(1)	(370.8)	(367.8)	(229.9)	(126.6)	(66.7)	(202.1)	—	(20.9)	(1,384.8)
Gold inventory change(2)	—	—	—	—	(0.2)	(6.6)	—	(0.3)	(7.1)

Operating profit	69.6	33.1	11.5	86.6	53.1	81.6	—	(21.2)	314.3
Amortization and depreciation	(33.8)	(36.0)	(12.3)	(14.6)	(8.1)	(60.1)	(14.3)	(19.4)	(198.6)

Net operating profit/(loss)	35.8	(2.9)	(0.8)	72.0	45.0	21.5	(14.3)	(40.6)	115.7
Exploration expenditure	—	—	—	—	—	—	(28.5)	(11.4)	(39.9)
Impairment—Beatrix Shaft No. 4	—	—	(61.8)	—	—	—	—	(10.9)	(72.7)
Other items as detailed in the statement of operations	16.3	(8.8)	(8.6)	0.8	—	43.9	32.4	3.8	79.8
Current taxation	(2.1)	(0.7)	(0.7)	(8.1)	(4.7)	(7.1)	(6.5)	—	(29.9)
Deferred taxation	13.3	13.2	20.5	(21.3)	(5.6)	(14.1)	15.2	(3.1)	18.1

Profit/(loss) after taxation	63.3	0.8	(51.4)	43.4	34.7	44.2	(1.7)	(62.2)	71.1

	Fiscal year ended June 30, 2004
	Driefontein Division South Africa	Kloof Division South Africa	Free State Beatrix South Africa	Tarkwa Ghana	Damang Ghana	Australia	Corporate and other	Reconciling items	Group consolidated
Balance sheet
Total assets	502.4	519.7	207.6	245.0	79.0	502.8	1,626.6	288.6	3,971.7
Total liabilities (excluding deferred taxation and minority shareholders' interest)	173.6	190.1	125.8	36.1	15.7	82.8	51.4	407.4	1,082.9
Deferred tax liability/(asset)	170.8	161.6	(34.8)	61.6	0.2	59.7	110.4	239.5	769.0

Capital expenditure	34.5	49.9	42.8	136.7	3.2	127.0	23.3	(39.5)	377.9

(1)
Operating costs for management reporting purposes includes: Corporate expenditure—$20.3 million, Environmental rehabilitation—$8.4 million and Employment termination costs—$10.5 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.

(2)
Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

 The following provides a breakdown of the reconciling items for each line item presented.

	2006	2005	2004
	$'m	$'m	$'m
Operating costs
On-mine exploration(k)	(8.2)	(9.3)	(14.6)
Provision for rehabilitation(m)	(1.0)	(1.3)	—
Ghana cut backs(j)	(26.8)	—	—
Deferred stripping(p)	(21.4)	(11.4)	(6.3)

	(57.4)	(22.0)	(20.9)

Gold inventory
Inventory(r)	(0.4)	2.5	(0.3)

	(0.4)	2.5	(0.3)

Amortization and depreciation
Business combination—formation of Original Gold Fields(a)	(22.3)	(27.0)	(20.3)
Business combination—formation of Gold Fields(b)	(3.9)	(4.0)	(3.6)
Business combination—purchase of St. Ives and Agnew(c)	1.9	2.3	2.6
Business combination—purchase of Abosso(d)	0.4	1.0	0.4
Amortization of reserves(h)(r)(p)	(13.0)	(3.1)	(3.3)
Ghana cut-backs(j)	0.2	—	—
Amortization—inclusion of future costs(i)	6.5	(0.2)	6.3
Provision for rehabilitation(m)	1.0	—	(1.5)

	(29.2)	(31.0)	(19.4)

Exploration expenditure
Exploration costs(k)	(0.6)	(14.2)	(11.4)

	(0.6)	(14.2)	(11.4)

Impairment
Impairment of assets(g)	—	(191.1)	(10.9)

	—	(191.1)	(10.9)

Other items as detailed in the statement of operations
Post-retirement medical benefits(o)	(0.1)	4.0	4.5
Share-based compensation(l)	(0.9)	(2.1)	—
Investments in affiliates(n)	(0.1)	1.4	—
Write-down of investments(q)	—	(7.7)	—
Mvelaphanda transaction—interest paid(t)	(47.4)	(43.2)	(12.4)
Mvelaphanda transaction—debt issuance costs(t)	(0.9)	0.8
Mvelaphanda transaction—fair value hedge accounting(t)	—	—	11.7
Mvelaphanda transaction—profit on close out of hedge(t)	9.2	(49.0)	—

	(40.2)	(95.8)	3.8

Total liabilities excluding deferred income and mining taxes, minority interests and shareholders' interests
Provision for rehabilitation(m)	1.1	(0.6)	2.4
Post-retirement medical benefits(o)	5.0	5.4	9.7
Mvelaphanda transaction—debt issuance cost(t)	4.3	4.8	5.1
Mvelaphanda transaction—fair value hedge accounting(t)	21.7	32.8	(11.0)
Mvelaphanda transaction—classification of instrument(t)	330.3	366.2	389.5
Mvelaphanda transaction—interest paid(t)	87.5	51.6	11.7

	449.9	460.2	407.4

Total assets
Business combination—formation of Original Gold Fields(a)	6.0	27.1	55.9
Business combination—formation of Gold Fields(b)	52.7	61.9	69.8
Business combination—purchase of St. Ives and Agnew(c)	(6.2)	(8.7)	(11.5)
Business combination—purchase of Abosso(d)	(2.0)	(2.4)	(0.6)
Business combination—purchase of Bolivar(e)	(52.0)	—	—
Business combination—acquired tax losses(f)	—	—	(10.5)
Mvelaphanda transaction—debt issuance costs(t)	2.4	3.6	5.1
Ghana cut-backs(j)	(26.6)	—	—
Impairment of assets(g)	124.3	137.8	345.2
Amortization of reserves(h)	(55.2)	(44.8)	(38.5)
Amortization—inclusion of future costs(i)	14.6	8.7	8.1
Exploration costs(k)	(104.8)	(101.8)	(78.2)
Provision for rehabilitation(m)	(6.5)	(8.9)	(11.8)
Investments in affiliates(n)	(2.6)	(2.8)	—
Deferred stripping(p)(h)(i)(j)	(41.7)	(21.9)	(9.2)
Inventory(r)	1.8	2.3	0.3
Impairment of Agnew(s)	(37.1)	(39.0)	(35.5)

	(132.9)	11.1	288.6

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

(b)
Business combination—formation of Gold Fields

  For management reporting purposes, the difference between the purchase price and net asset value of acquired assets that arose on this transaction was set-off against shareholders' equity. Under US GAAP, the excess purchase price was capitalized to property, plant and equipment and is being amortized over its useful life.

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

(h)
Amortization of reserves

  For management reporting purposes, a portion of ore resources at the Australian operations, based on the philosophy of "endowment", is used for calculating depreciation and amortization. Under US GAAP, depreciation and amortization is calculated based upon existing proven and probable reserves.

(i)
Amortization—inclusion of future costs

  For management reporting purposes, future mine development costs are included in mining assets in calculating depreciation and amortization. Under US GAAP, future development costs are not included in the calculation of depreciation and amortization.

(j)
Ghana cut-backs

  For management reporting purposes, waste laybacks at surface operations are capitalized as mine development costs. Under U.S. GAAP, once the production phase of a mine has commenced, waste laybacks are considered variable production costs that should be included as a component of inventory to be recognized in "Production costs exclusive of depreciation and amortization' in the same period as the revenue from the sale of inventory. As a result, capitalization of waste laybacks is appropriate only to the extent product inventory exists at the end of a reporting period.

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

(m)
Provision for rehabilitation

(i)
Amortization of rehabilitation asset

    The rehabilitation asset's carrying value for management reporting purposes is different to that under US GAAP, which results in a different amortization charge.

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

(o)
Post-retirement medical benefits

  For management reporting purposes, only the employer's contribution liability is accounted for. Under US GAAP, the liability includes certain employees' cross subsidy liabilities.

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

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

 We have audited the consolidated balance sheets of Gold Fields Limited and its subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 2006 and have issued our report thereon dated November 24, 2006, included elsewhere in this Annual Report on Form 20-F. Our audits also included the financial statement schedules listed in Item 19 of this Annual Report on Form 20-F. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express as opinion on the financial statement schedule.

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
4.23(†††††)	The Gold Fields Limited and Bolivar Gold Corporation Arrangement Agreement, dated December 1, 2005
4.24(†††††)	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005
4.25(†††††)	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005
4.26(*)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated July 17, 2006
4.27(*)	Acquisition and Framework Agreement between North American Palladium Limited, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy, dated March 24, 2006
4.28(*)	Service Agreement between Gold Fields Arctic Platinum Oy, North American Palladium Limited and North American Palladium Arctic Services Oy, dated March 24, 2006
4.29(*)
US$250,000,000 Facility Agreement between Orogen Holding (BVI) Limited, Gold Fields Limited, GFI Mining South Africa (Proprietary) Limited, Gold Fields Holdings Company (BVI) Limited, Barclays Capital, J.P. Morgan PL, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated March 3, 2006
4.30(*)	Share Purchase Agreement between PDG Aureate Limited, Barrick Gold Corporation and Gold Fields Limited, dated September 11, 2006

4.31(*)	Agreement between Gold Fields Limited, JCI Limited, JCI Investment Finance (Proprietary) Limited and JCI Gold Limited, dated September 11, 2006
4.32(*)
US$150,000,000 Facility Agreement between Gold Fields La Cima S.A., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A and Financial Institutions (as defined in the Facility), dated November 14, 2006
4.33(*)
US$1,800,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, The Subsidiaries (as defined in the Facility), Citibank, N.A. London Branch, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated November 24, 2006
8.1(*)	Amended list of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer

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

(*)
Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006.

QuickLinks

EXPLANATORY NOTE
Table of Contents
RISK FACTORS
ITEM 4: INFORMATION ON THE COMPANY
Group Structure(1)
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 19: EXHIBITS
SIGNATURES
Gold Fields Limited Consolidated Statements of Operations For the years ended June 30, ($ in millions unless otherwise noted)
Gold Fields Limited Consolidated Balance Sheets As of June 30, ($ in millions unless otherwise noted)
Gold Fields Limited Consolidated Statements of Changes in Shareholders' Equity For the years ended June 30, ($ in millions unless otherwise noted)
Gold Fields Limited Consolidated Statements of Cash Flows For the years ended June 30, ($ in millions unless otherwise noted)
Gold Fields Limited Consolidated Statements of Comprehensive Income For the years ended June 30, ($ in millions unless otherwise noted)
Gold Fields Limited Notes to the Consolidated Financial Statements ($ in millions unless otherwise noted)
Exhibits