Form 20-F
period 2007-06-30
GOLD FIELDS LTD
filed 2007-12-07
CIK 1172724

As filed with the Securities and Exchange Commission on December 7, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

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

652,158,066 ordinary shares of par value Rand 0.50 each

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

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2007 (Rand 7.15 per $1.00 as of June 25, 2007), except for specific items included within shareholders’ equity that are translated at the rate prevailing on the date the relevant transaction was entered into, and statement of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 7.20 per $1.00 for the year ended June 30, 2007).

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

In this annual report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$,” “U.S.$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars, “C$” refers to Canadian dollars and “VEB” and “Bolivars” refer to Venezuelan bolivars.

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

For the convenience of the reader, certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 7.15 per $1.00 and A$1.00 per $0.85, which were the noon buying rates on June 25, 2007. For Bolivars, the conversion rate is VEB 2,150 per $1.00, which was the rate fixed by the Venezuelan government as of June 30, 2007. By including convenience currency translations, Gold Fields is not representing that the Rand, Australian dollar or Bolivar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

Information on South Deep, Western Areas and BGSA

This annual report contains certain information relating to Western Areas Limited, or Western Areas, Barrick Gold South Africa (Pty) Limited, or BGSA, and the South Deep gold mine, or South Deep, including information contained in “Risk Factors,” “Information on the Company,” “Operating and Financial Review and Prospects” and “Additional Information.” This information, as it relates to information regarding South Deep, Western Areas and BGSA in the period before Gold Fields’ acquisition, has been compiled from information published by Western Areas, including information filed with the JSE Limited, or JSE, and certain due diligence materials made available to Gold Fields by Western Areas and Barrick Gold Corporation, or Barrick, and has not been commented on by any representative of Western Areas or Barrick. Gold Fields has sought to ensure that the information presented has been accurately reproduced from these sources. However, Gold Fields is otherwise unable to confirm that the information relating to Western Areas, South Deep and BGSA is in accordance with the facts and does not omit anything likely to affect the import of the information. Gold Fields’ attributable proven and probable reserves for South Deep are based on the pre-acquisition South Deep operation reserve figures as declared for December 2005 by an independent reserve panel for the Barrick Gold-Western Areas Joint Venture between BGSA (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas, but updated by Gold Fields to June 30, 2007 for mining depletions. See also “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

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

•	overall economic and business conditions in South Africa, Ghana, Australia, Venezuela and elsewhere;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	the success of exploration and development activities;

•	decreases in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions;

•	availability, terms and deployment of capital;

•	changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and

•	political instability in South Africa, Ghana, or regionally in Africa.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for each of the three years ended June 30, 2007, and as of June 30, 2007 and 2006 have been extracted from the more detailed information, including Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes, which appear elsewhere in this annual report. The selected historical consolidated financial data for each of the two years ended June 30, 2004, and as of June 30, 2005, 2004 and 2003 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below have been derived from financial statements which have been prepared in accordance with U.S. GAAP.

	Year ended June 30,(1)(2)
	2003	2004	2005	2006	2007
	(in $ millions, except where otherwise noted)
Statement of Operations Data
Revenues	1,538.2	1,706.2	1,893.1	2,282.0	2,735.2
Production costs (exclusive of depreciation and amortization)	1,015.0	1,255.2	1,372.4	1,499.9	1,707.7
Depreciation and amortization	188.1	230.5	366.4	353.3	388.2
Corporate expenditure	16.6	20.3	22.5	21.9	38.4
Employment termination costs	3.8	10.5	13.7	9.1	4.9
Exploration expenditure	29.6	39.9	46.0	39.3	47.4
Impairment of assets	29.6	72.7	233.1	—	—
Impairment of critical spares	—	—	2.8	—	—
(Decrease)/increase in post-retirement healthcare provision	(5.0)	(5.1)	(4.2)	(0.5)	1.3
Accretion expense on environmental rehabilitation	5.3	8.4	11.5	8.6	6.4
Share-based compensation	—	—	2.1	11.5	12.5
Harmony hostile bid costs	—	—	50.8	—	—
IAMGold transaction costs	—	—	9.3	—	—
Interest and dividends	(21.3)	19.4	29.2	26.8	26.8
Finance income/(expense)	4.2	(12.2)	(54.9)	(55.6)	(95.2)
Unrealized gain on financial instruments	35.7	39.2	4.9	14.6	15.4
Realized gain/(loss) on financial instruments	15.1	(8.7)	2.1	(9.1)	(10.7)
Realized loss on foreign exchange	—	—	—	—	(15.1)
Gain on disposal of St. Helena mine	13.4	—	—	—	—
Profit on sale of property, plant and equipment	—	0.3	0.8	3.7	7.4
Profit on disposal of listed investments	57.2	13.9	8.1	6.3	26.8
Profit on disposal of exploration rights	—	—	7.5	—	—
Profit on disposal of mineral rights	—	27.1	—	—	—
Write-down of investments	—	—	(7.7)	—	—
Write-down of mineral rights	—	(3.6)	—	—	—
Other income/(expenses)	3.4	1.8	(4.3)	(16.5)	(2.2)

Income/(loss) before tax, share of equity investees’ losses and minority interests	405.5	180.7	(247.6)	309.1	481.6
Income and mining tax (expense)/benefit	(133.8)	(50.9)	85.8	(110.6)	(209.3)

	Year ended June 30, (1)(2)
	2003	2004	2005	2006	2007
	(in $ millions, except where otherwise noted)
Income/(loss) before share of equity investees’ losses and minority interests	271.7	129.8	(161.8)	198.5	272.3
Share of equity investees’ losses	—	(13.3)	(0.8)	(7.0)	0.3
Minority interests	(14.4)	(21.8)	(20.6)	(29.8)	(26.5)

Income/(loss) before cumulative effect of changes in accounting principles	258.3	94.7	(183.2)	161.7	246.1
Cumulative effect of changes in accounting principles, net of tax	(1.3)	—	—	—	—
Net income/(loss)	257.0	94.7	(183.2)	161.7	246.1

Other Financial and Operating Data
Basic (loss)/earnings per share before cumulative effect of changes in accounting principles ($)	0.55	0.10	(0.37)	0.33	0.44
Diluted (loss)/earnings per share before cumulative effect of changes in accounting principles ($)	0.54	0.10	(0.37)	0.33	0.44
Basic earnings/(loss) per share ($)	0.54	0.19	(0.37)	0.33	0.44
Diluted earnings/(loss) per share ($)	0.54	0.19	(0.37)	0.33	0.44
Dividend per share (Rand)	3.70	1.40	0.70	0.80	2.00
Dividend per share ($)	0.39	0.19	0.11	0.13	0.28
Total cash costs per ounce of gold produced($/oz)(3)	212	273	302	338	394
Total production costs per ounce of gold produced ($/oz)(4)	254	329	385	419	482

Notes:

(1)	The data for each of the three years ended June 30, 2006 and as of June 30, 2004, 2005 and 2006 has been adjusted due to a change in accounting policy regarding ore reserve development costs, which were previously expensed and are now capitalized. See “Operating and Financial Review and Prospects—Change in Accounting Principle—Capitalization of Costs Relating to Ore Reserve Development at the South African Operations.”

(2)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. See Note 3(a) to Gold Fields’ audited consolidated financial statements included elsewhere in this annual report. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as minority interests. U.S. GAAP requires that where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.

(3)

Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs), rehabilitation costs, plus royalties and employee termination costs. Changes in total cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand,

Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2007, 2006 and 2005, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2007 and 2006” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2006 and 2005.”

(4)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2007, 2006 and 2005, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2007 and 2006” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2006 and 2005.”

	Year ended June 30, (1)(2)
	2003	2004	2005	2006	2007
	(in $ millions, except where otherwise noted)
Balance Sheet Data
Cash and cash equivalents	133.6	656.3	503.7	217.7	326.4
Current portion of financial instruments	—	37.0	46.8	30.4	—
Receivables	74.9	116.4	119.9	148.7	295.3
Inventories	76.8	63.9	77.4	111.3	144.9
Material contained in heap leach pads	41.8	42.5	55.1	47.7	58.1

Total current assets	327.1	916.1	802.9	555.8	824.7
Property, plant and equipment, net(3)	2,231.0	2,912.7	2,688.6	3172.1	5,576.8
Goodwill	—	—	—	—	1,222.7
Non-current portion of financial instruments	67.7	70.3	32.4	—	—
Non-current investments	101.0	161.5	192.0	371.8	401.8
Total assets	2,726.8	4,060.6	3,715.9	4.099.7	8,026.0

Accounts payable and provisions	184.7	273.4	241.9	299.8	474.4
Interest payable	—	17.2	32.6	29.8	34.7
Income and mining taxes payable	52.0	14.2	18.0	46.8	72.2
Current portion of long-term loans	20.5	—	—	0.3	227.5
Bank overdaft	—	—	—	—	3.3

Total current liabilities	257.2	304.8	292.5	376.7	812.1
Long-term loans	21.1	643.2	653.1	737.9	1,211.8
Deferred income and mining taxes	647.3	811.8	650.0	781.8	1,247.1
Provision for environmental rehabilitation	99.2	116.0	134.6	146.4	197.2
Provision for post-retirement healthcare costs	23.9	18.9	9.0	7.4	9.5
Minority interests	58.8	102.7	118.4	125.1	127.1
Share capital	42.2	43.6	43.7	43.9	54.8
Additional paid-in capital	1,565.2	1,792.3	1,797.9	1,827.6	4,468.9
Retained earnings	255.3	261.7	24.0	123.9	211.8
Accumulated other comprehensive loss	(243.4)	(34.4)	(7.3)	(71.0)	55.7
Total shareholders’ equity	1,619.3	2,063.2	1,858.3	1,924.4	4,791.2

Total liabilities and shareholders’ equity	2,726.8	4,060.6	3,715.9	4,099.7	8,026.0

	Year ended June 30, (1)(2)
	2003	2004	2005	2006	2007
	(in $ millions, except where otherwise noted)
Other Data
Number of ordinary shares as adjusted to reflect changes in capital structure	472,364,872	491,492,520	492,294,226	494,824,723	652,158,066
Net assets	1,619.3	2,063.2	1,858.3	1,924.4	4,791.2

Notes:

(1)

During the year ended June 30, 2007, Gold Fields changed its accounting principle regarding capitalization of underground mining costs at its South African operations to capitalize all underground development costs incurred to access specific ore blocks or other areas of the mine where such costs are expected to provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine. Under this revised accounting principle, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Previously, at Gold Fields’ underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs and expensed as incurred.

Gold Fields believes that the new principle is preferable because: (i) it aligns its accounting principles with those of its global gold mining company industry peers; (ii) it allows for a more direct link between revenue and associated expenditures; (iii) each block of ore can be described as a commencement of a new area of operations, separate and distinct from other existing operations, with the choice to mine based on an approved life-of-mine plan for that particular block of ore; and (iv) the additional costs capitalized under the revised accounting principle meet the definition of an asset. See “Operating and Financial Review and Prospects—Change in Accounting Principle—Capitalization of Costs Relating to Ore Reserve Development at the South African Operations.”

(2)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. See Note 3(a) to Gold Fields’ audited consolidated financial statements included elsewhere in this annual report. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as minority interests. U.S. GAAP requires that where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.

(3)	Gold Fields changed its method of accounting for mineral and surface use rights during the 2004 fiscal year in accordance with the Financial Accounting Standards Board, or FASB, Staff Position FAS 141-1, which required the balance of the mineral interests and other intangible assets in 2003 to be restated and included as part of Property, plant and equipment, net.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high, low and period-end noon buying rates in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Rand per $1.00:

Year ended June 30,	Average(1)	High	Low	Period end
2003	8.87	10.90	7.18	7.51
2004	6.78	7.80	6.17	6.23
2005	6.20	6.92	5.62	6.67
2006	6.42	7.43	5.99	7.17
2007	7.20	7.94	6.72	7.04
2008 (through November 30, 2007)	6.89	7.00	6.45	6.80

Note:

(1)	The average of the noon buying rates on the last day of each full month during the relevant period.

Month ended	High	Low	Period end
June 30, 2007	7.27	7.04	7.04
July 31, 2007	7.15	6.81	7.09
August 31, 2007	7.50	7.02	7.16
September 30, 2007	7.25	6.88	6.88
October 31, 2007	6.91	6.49	6.54
November 30, 2007	7.00	6.45	6.80

The noon buying rate for the Rand on December 5, 2007 was Rand 6.74 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE Limited, or JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the New York Stock Exchange. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price. Central banks, financial institutions and individuals historically have held large amounts of gold as a store of value, and production in any given year historically has constituted a small portion of the total potential supply of gold. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. Pursuant to a gold sales agreement entered into by 15 European central banks, individual banks may sell up to 500 tons of gold per year, the effect on the market in terms of total gold sales is unclear. This agreement is scheduled to be reviewed in 2009.

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

The ore reserves stated in this annual report represent the amount of gold that Gold Fields estimated, as of June 30, 2007, could be mined, processed and sold at prices sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, prices and exchange rates, many of which are beyond Gold Fields’ control. In the event that Gold Fields revises any of these assumptions in an adverse manner, Gold Fields may need to revise its ore reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase, if gold prices decrease or if the Rand, Australian dollar, Bolivar or Peruvian Nuevo Sole strengthens against the U.S. dollar, a portion of Gold Fields’ ore reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves. See “Information on the Company—Reserves of Gold Fields as of June 30, 2007.”

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

In order to expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing companies or assets. Gold Fields’ success at making any acquisitions will depend on a number of factors, including, but not limited to:

•	negotiating acceptable terms with the seller of the business to be acquired;

•	obtaining approval from regulatory authorities;

•	assimilating the operations of an acquired business in a timely and efficient manner;

•	maintaining Gold Fields’ financial and strategic focus while integrating the acquired business;

•	implementing uniform standards, controls, procedures and policies at the acquired business; and

•	conducting and managing operations in a new operating environment to the extent that Gold Fields makes an acquisition outside of markets in which it has previously operated.

There can be no assurance that any acquisition will achieve the results intended. Any problems experienced by Gold Fields in connection with an acquisition as a result of one or more of these factors could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with Gold Fields’ underground mining operations include:

•	rock bursts;

•	seismic events, particularly at the Driefontein, Kloof and South Deep operations;

•	underground fires and explosions, including those caused by flammable gas;

•	cave-ins or falls of ground;

•	discharges of gases and toxic substances;

•	releases of radioactivity;

•	flooding;

•	sinkhole formation and ground subsidence; and

•	other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

Hazards associated with Gold Fields’ open pit mining operations include:

•	flooding of the open pit;

•	collapses of the open pit walls;

•	accidents associated with the operation of large open pit mining and rock transportation equipment;

•	accidents associated with the preparation and ignition of large-scale open pit blasting operations;

•	production disruptions due to weather; and

•	hazards associated with heap leach processing, such as groundwater and waterway contamination.

Hazards associated with Gold Fields’ rock dump and production stockpile mining and tailings disposal include:

•	accidents associated with operating a rock dump and production stockpile and rock transportation equipment;

•	production disruptions due to weather;

•	collapses of tailings dams; and

•	ground and surface water pollution, on and off site.

Gold Fields is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase production costs and result in liability for Gold Fields.

Gold Fields’ insurance coverage may prove inadequate to satisfy potential claims.

Gold Fields may become subject to liability for pollution, occupational illnesses or other hazards against which it has not insured, cannot insure or has insufficiently insured, including those in respect of past mining activities. Gold Fields’ existing property and liability insurance contains exclusions and limitations on coverage. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against Gold Fields, including, but not limited to, claims for environmental or industrial accidents, occupational illnesses or pollution.

Because gold is generally sold in U.S. dollars, while most of Gold Fields’ production costs are in Rand and other non-U.S. dollar currencies, Gold Fields’ operating results or financial condition could be materially harmed by an appreciation in the value of these other currencies.

Gold is sold throughout the world principally in U.S. dollars, but Gold Fields’ operating costs are incurred principally in Rand and other non-U.S. dollar currencies. As a result, any significant and sustained appreciation of any of these currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms.

Gold Fields is selling its Venezuelan production primarily in Bolivars. The lack of availability of foreign currency at official exchange rates due to existing exchange controls in Venezuela may have an adverse effect on Gold Fields’ Venezuelan operations.

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

The South African government has implemented laws aimed at alleviating and redressing the disadvantages suffered by citizens under previous governments and Gold Fields believes it is in compliance with its obligations under them. In the future the South African government may implement new laws and policies, which in turn may have an adverse impact on Gold Fields’ operations and profits. In recent years, South Africa has experienced high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Gold Fields may have difficulties attracting and retaining qualified employees.

There has been regional political and economic instability in certain of the countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Gold Fields’ ability to manage and operate its South African operations.

In the past several years, Venezuela has experienced political and social turmoil and instability. There can be no assurance that there will not be further economic or political instability in Venezuela. Although Gold Fields has sold its Venezuelan operations, as part of the consideration for the sale Gold Fields received 140 million newly-issued Rusoro Mining Limited, or Rusoro, shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro. For as long as Gold Fields continues to hold a stake in Rusoro, economic or political instability in Venezuela could have a material adverse effect on Gold Fields’ financial condition and results of operations.

There has been local opposition to mine development projects in Peru. Notwithstanding the fact that Gold Fields is substantially exceeding commitments it had made to the local communities, in mid-October 2006 there was an illegal blockade of the access road to the Cerro Corona Project site resulting in a temporary suspension of construction activities at the site for seven days. The blockade was accompanied by demands for increased employment from local communities and increased use of local contractors. In addition, the Cerro Corona site is located near the Yanacocha mine which is operated by another company. The Yanacocha mine has also been the subject of local protests, including ones that blocked the road between the Yanacocha mine complex and the City of Cajamarca, which also affected access to the Cerro Corona site, although they did not result in a suspension of construction activities. If Gold Fields experiences further opposition in connection with its operations in Peru, or if protests aimed at other mining operations affect operations at Cerro Corona, it could have a material adverse effect on Gold Fields’ financial condition and results of operations.

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

Gold Fields Ghana Limited, or Gold Fields Ghana, among other mining companies in Ghana, was asked by its electricity supplier, the Volta River Authority, or VRA, on August 14, 2006 to immediately reduce its electricity demand by 25%. On August 28, 2006, Gold Fields was asked to reduce its demand by a further 25%. The VRA requested these reductions in electricity usage largely because of the low water reservoir level of the VRA’s Akosombo generating facility and concerns about its ability to meet future supply and demand at present consumption levels. Gold Fields Ghana agreed to reduce its demand for electricity from the VRA and the Electricity Company of Ghana Limited at the Tarkwa and Damang operations, respectively, and used emergency diesel powered generators situated at both mines to make up the difference. Gold Fields operating costs for fiscal 2007 arising from the use of diesel generators was approximately U.S.$11.2 million. The VRA has indicated that the requirement for reduced electricity demand will last until the water levels in the reservoir have reached appropriate levels. Though the water levels have now increased, the restrictions in respect of mining companies continue. There can be no assurance that Gold Fields will not be asked to further reduce its demand or that there will not be new disruptions to the electricity supply. For as long as the restrictions on electricity demand remain in place, Gold Fields may need to continue using diesel generators which will result in increased exposure to fluctuations in the price of diesel fuel.

Giant tires, of the type used by Gold Fields for its large earthmoving equipment and trucks, are in increasingly short supply, and prices have risen recently and may continue to rise in the future. This shortage of tires for earthmoving vehicles is causing mining companies to review operating practices, to seek additional methods of preserving tire life and to examine alternative sources of tire supply. As part of measures to ensure a continued supply of tires, Gold Fields Ghana has entered into agreements with OTR Tyres Limited for the construction, installation and management of a tire retread facility. To the extent that Gold Fields is unable to procure an adequate supply of these tires, it may have to alter its mining plans, especially at its open pit operations, which could reduce its gold production and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Gold Fields may be affected by certain labor laws that impose duties and obligations regarding worker rights, including rights regarding wages and benefits. For example, laws in South Africa impose monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies while Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. There can be no assurance that existing labor laws will not be amended or new laws enacted to impose additional reporting or compliance obligations or further increase worker rights in the future. Any expansion of these obligations or rights, especially to the extent they increase Gold Fields’ labor costs, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields may suffer adverse consequences as a result of its reliance on outside contractors to conduct its operations in Ghana and Australia.

A significant portion of Gold Fields’ operations at the operations in Ghana and Australia are currently conducted by outside contractors. As a result, Gold Fields’ operations at those sites are subject to a number of risks, some of which are outside Gold Fields’ control, including:

•	negotiating agreements with contractors on acceptable terms;

•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

•	reduced control over those aspects of operations which are the responsibility of the contractor;

•	failure of a contractor to perform under its agreement with Gold Fields;

•	interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	problems of a contractor with managing its workforce, labor unrest or other employment issues.

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

Wages and related labor costs accounted for approximately 50% of Gold Fields’ total production costs in South Africa in fiscal 2007. Accordingly, Gold Fields’ costs may be materially affected by increases in wages and related labor costs, particularly with respect to Gold Fields’ South African employees, who are unionized. Negotiations with South African unions concluded in August 2007 resulted in above inflation wage increases ranging from 8% to 8.5%, depending upon the category of employee, implemented with effect from July 2007. A further inflation-linked increase of 8% will be implemented with effect from July 1, 2008. Presently, the inflation-linked increase is 5.5% to 6%, depending on the category of employee. The next round of negotiations with the unions in South Africa is expected to commence in May 2009. In total, labor costs increased approximately 14% in South Africa in fiscal 2007 (excluding South Deep), mainly due to the annual wage increase of 5.5% to 6% from July 2006, together with indirect costs and allowances, which increased in line with industry trends, market-related adjustments and an increase in employee numbers necessary to support the increase in mining volumes.

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

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. In October 2006, management estimated that approximately 28.3% of Gold Fields’ workforce in South Africa was infected with HIV. The actuarial model which the Company has applied consistently since 2001 estimates that peak prevalence has been reached. Based on this level of prevalence, other existing data and various other assumptions, many of which involve factors beyond Gold Fields’ control, management estimates that without appropriate interventions the ultimate impact of HIV/AIDS on its operating costs could be as high as $10.00 per ounce of gold produced at its South African operations. This estimate of the potential impact of HIV/AIDS on operations and financial condition is based on a variety of existing data and certain assumptions. These include the incidence of HIV infection among its employees, the progressive impact of HIV/AIDS on infected employees’ health, and the medical and other costs associated with the infection. Most of these factors are beyond Gold Fields’ control. Should Gold Fields’ actual experience significantly differ from the assumptions on which its current estimate is based, the actual impact of HIV/AIDS on its business, operating results and financial condition could be significantly worse than Gold Fields expects. See “Directors, Senior Management and Employees—Employees—Health and Safety—Health—HIV/AIDS Program.”

Gold Fields’ operations in South Africa are subject to environmental and health and safety regulations which could impose significant costs and burdens.

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

Environmental impact assessment regulations, that were promulgated on July 3, 2006 under the National Environmental Management Act, or NEMA, introduced a more complex South African regime for environmental impact assessments. The specific sections of the regulations which cover mining operations have not yet been brought into effect. However, some activities which are ancillary to mining do require a two-tier authorization process, from the Department of Minerals and Energy and from the Department of Environmental Affairs and Tourism, or DEAT. When the new regulations become effective as to mining operations, they will impact on reconnaissance, exploration, prospecting and mining activities. This will result in more stringent requirements in obtaining environmental approval for new mining activities and, potentially, in the case of recommissioning old operations, which could increase Gold Fields’ costs for compliance. The new regulations will not have retrospective effect. Rectification and authorization is at the discretion of the environmental authorities and can be accompanied by an administrative fine per activity of up to Rand 1 million. Other changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may materially and adversely affect Gold Fields’ future environmental expenditures or the level and timing of Gold Fields’ provisioning for these expenditures. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Environmental.”

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The DEAT has indicated that enforcement will improve and Environmental Management Inspectors have been appointed under the NEMA. The Environmental Management Inspectors have commenced with environmental inspections and investigations at some of the major industrial facilities.

The South African Mine Health and Safety Act No. 29 of 1996 imposes various duties on Gold Fields mines while granting the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. There have been a number of accidents, many of which have resulted in fatalities, at various mining operations in South Africa recently, including accidents at some of Gold Fields’ operations. President Thabo Mbeki has ordered the Department of Minerals and Energy to conduct an occupational health and safety audit at all mines. The audit of South African mines will be divided into two parts: (1) Legal Audit and (2) Technical Audit of certain installations and practices at mines. The outcome of these audits is intended to give an indication of the extent to which mines comply with health and safety requirements, and also to help mines develop programs of action to improve their health and safety practices, with the goal of reducing fatal accidents. In addition, the South African mining unions have indicated they may take industrial action to protest what they view as an inadequate safety regime and, in furtherance of this position, on December 4, 2007, the National Union of Mine Workers, the union to which the majority of Gold Fields’ South African workers belong, staged a one-day, industry-wide work stoppage. The Chamber of Mines of South Africa, an employers’ industry organization of which Gold Fields is a member, has approached the Minister of Minerals and Energy in an effort to find a solution to the current situation. There is no assurance that the occupational health and safety audit will not result in the introduction of more stringent safety regulations, which could result in restrictions on Gold Fields’ ability to conduct its mining operations and/or impose additional costs. Regardless of the outcome of the audit or improved health and safety programs, there can be no assurance that the unions will not take industrial action that could lead to losses in Gold Fields’ production. It is Gold Fields’ policy to halt production at its operations where serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. Any additional stoppages in production, or increased costs, could have an adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Health and Safety.”

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

The 2002 Minerals Act

The Mineral and Petroleum Resources Development Act No. 28 of 2002, or the 2002 Minerals Act, came into effect on May 1, 2004, together with the implementation of a broad-based socio-economic empowerment charter, or the Mining Charter, for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. The Mining Charter requires each mining company to achieve a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years. Under the Mining Charter, the mining industry as a whole agrees to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years. In addition, the Mining Charter requires, among other things, that mining companies spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years. When considering applications for conversion or renewal of relevant rights, the government will take a “scorecard” approach, evaluating the commitments of stakeholders to the different facets of promoting the objectives of the Mining Charter. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights—The 2002 Minerals Act.”

In order to comply with the terms of the charter, Gold Fields entered into a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.” The Mvelaphanda Transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the charter coming into effect. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights—The 2002 Minerals Act.” There is no guarantee, however, that the Mvelaphanda Transaction will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10-year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful renewal of any or all of its existing mining rights or the granting of further new mining rights or that the terms of any renewals of its rights would not be significantly less favorable to Gold Fields than the terms of its current rights.

The Royalty Bill

The Mineral and Petroleum Royalty Bill, or the Royalty Bill, which was published on October 11, 2006 and remains open for comment from stakeholders, proposes to impose a royalty payable to the State which, in the case of gold mining companies, would be 3% in respect of the gross sales value of unrefined gold and 1.5% in respect of the gross value of refined gold. Gold is regarded as refined once it is processed to at least 99.5% purity and, accordingly, most companies in the South African mining sector, including Gold Fields, are likely to pay the refined rate. The Royalty Bill envisages that the royalty will become payable from May 1, 2009.

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

Gold Fields’ privately held land could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. Gold Fields has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on Gold Fields’ right to the properties to which the claims relate and, as a result, on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Land Claims.”

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

Gold Fields’ operations in Ghana are subject to environmental and health and safety regulations which could impose significant costs and burdens.

Gold Fields’ Ghana operations are subject to various environmental laws and regulations. The Ghanaian environmental protection laws require, among other things, that Gold Fields register with the Ghanaian environmental authorities, and obtain environmental permits and certificates for the Ghana operations, as well as to rehabilitate land disturbed as a result of their mining operations. Gold Fields is required to secure estimated environmental rehabilitation costs in part by posting a reclamation bond. Reclamation bonds posted by Gold Fields Ghana are assessed based on 50% of the agreed current estimated rehabilitation costs for the two-year period after the date of the last reclamation plan. Changes in the required method of calculation for these bonds or an unforeseen circumstance which produces unexpected costs may materially and adversely affect Gold Fields’ future environmental expenditures. See “Information on the Company—Regulatory and Environmental Matters—Ghana—Environmental.”

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

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. Although the Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the government of Ghana, has submitted the Tarkwa property leases for parliamentary ratification along with leases for other mining companies in Ghana, these leases have not yet been ratified as required by law. Gold Fields Ghana has taken all the steps that it can take towards the ratification of its leases and to date this has not affected Gold Fields Ghana’s ability to carry on its operations. To the extent that failure to ratify these leases adversely affects their validity, there may be a material adverse effect on Gold Fields’ business, operating results and financial condition. In addition, the new Minerals and Mining Act, 2006 (Act 703), or the Minerals and Mining Act, was passed by the Ghanaian Parliament in fiscal 2006. The Minerals and Mining Act repealed the Minerals and Mining Law, 1986 (PNDCL 153) as amended, or the Minerals and Mining Law, although, as regards existing mineral rights, the Minerals and Mining Law continues to apply to Gold Fields Ghana and Abosso Goldfields Limited, or Abosso, unless the minister responsible for mines provides otherwise by legislative instrument. Although the Minerals and Mining Act provides that it shall not have the effect of increasing the holder’s costs, or financial burden, for a period of five years, if in the future new amendments or provisions are passed under the Minerals and Mining Act or new laws are passed which impose significant new costs or burdens on Gold Fields’ abilities to mine in Ghana or to obtain new mining leases for properties on which deposits are identified, this could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—Ghana—Mineral Rights.”

Gold Fields’ operations in Australia are subject to environmental and health and safety regulations which could impose significant costs and burdens.

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

Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operation and the Gold Fields subsidiaries that hold its Australian operations guarantee their environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds to secure the estimated costs. These bonds do not cover remediation for events that were unforeseen at the time the bond was taken. Changes in the required method of calculation for these bond amounts or an unforeseen circumstance which produces unexpected costs may materially and adversely affect future environmental expenditures. See “Information on the Company—Regulatory and Environmental Matters—Australia—Environmental.”

Gold Fields is obligated to provide and maintain a working environment which is safe for mine workers. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and penalties (including imprisonment). If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Regulatory and Environmental Matters—Australia—Health and Safety.”

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

The acquisition of Western Areas, BGSA and South Deep may expose Gold Fields to unknown liabilities and risks.

Prior to acquiring South Deep from Barrick Gold South Africa (Pty) Limited, or BGSA, a subsidiary of Barrick Gold Corporation, or Barrick, and Western Areas Limited, or Western Areas, Gold Fields was able to conduct only limited due diligence on South Deep, Western Areas and BGSA. There can be no assurance that Gold Fields identified all the liabilities of, and risks associated with, South Deep, BGSA or Western Areas prior to acquiring them or that it will not be subject to unknown liabilities of, and risks associated with, South Deep, Western Areas or BGSA, including liabilities and risks that may become evident only after Gold Fields has been involved in the operational management of South Deep for a longer period of time.

Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.

In respect of information relating to South Deep or Western Areas presented in this annual report for the period before their respective acquisitions by Gold Fields, Gold Fields relied upon publicly available information, including information publicly filed by Western Areas with the JSE Limited, or the JSE, and certain due diligence materials supplied by Western Areas and Barrick. For example, Gold Fields’ attributable proven and probable reserves are based on the pre-acquisition South Deep operation reserve figures as declared for December 2005 by an independent reserve panel for the Barrick Gold—Western Areas Joint Venture between Barrick Gold South Africa (Pty) Limited (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas Limited, but updated by Gold Fields to June 30, 2007 for mining depletions. Although Gold Fields has no knowledge that would indicate that any statements contained in this annual report based upon that publicly available information and those due diligence materials are inaccurate, incomplete or untrue, Gold Fields was not involved in the preparation of the information and materials and has not had the opportunity to perform due diligence on them and, therefore, cannot verify the accuracy, completeness or truth of the information or materials or any failure by Western Areas or Barrick to disclose events that may have occurred, but that are unknown to Gold Fields, that may affect the significance or accuracy of any such information.

Gold Fields may continue to face potential risks associated with operating in Venezuela due to its stake in Rusoro Mining Limited.

On November 30, 2007, Gold Fields disposed of its operations in Venezuela. Gold Fields received U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro. As a result of its stake in Rusoro, Gold Fields will be indirectly exposed to the risks of operating in Veneuzuela, which has experienced intense political and social turmoil in recent years. These risks include the costs associated with complying with a rigorous exchange control regime, the costs and other challenges associated with complying with labor laws, the risk of expropriation or other state intervention in the operation of mining businesses, risks associated with the implementation of a new mining rights regime, costs associated with a plan announced by the Venezuelan government to emphasize compliance with tax laws and the costs and other risks associated with complying with environmental, health and safety and worker protection laws. See “Information on the Company—Recent Developments—Sale of Choco 10.”

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

•

the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceedings were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

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

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Gold Fields’ ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See “The Offer and Listing—JSE Limited.”

Gold Fields may not pay dividends or make similar payments to its shareholders in the future.

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 61 of 1973, or the Companies Act, and Gold Fields’ Articles of Association. Cash dividends or other similar payments may not be paid in the future.

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

As of November 20, 2007, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 652,337,476 ordinary shares were issued and outstanding. Gold Fields currently has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 25,071,013 ordinary shares. At their annual general meeting on November 17, 2005, Gold Fields’ shareholders approved two new securities option plans which will replace the two existing plans. The first allocation of shares under The Gold Fields Limited 2005 Share Plan was made in March 2006, when 430,500 performance vesting restricted shares were awarded. In November 2005, 33,000 restricted shares were awarded to the non-executive directors under The Gold Fields Limited 2005 Non-Executive Share Plan. The second allocation of shares under The Gold Fields Limited 2005 Share Plan was made in March 2007, when 1,496,897 performance vesting restricted shares were awarded. A further 69,100 performance vesting restricted shares were awarded in October, 2007. In November 2006 and November 2007, 18,900 and 29,600 restricted shares, respectively, were awarded to the non-executive directors under The Gold Fields Limited 2005 Non-Executive Share Plan.

Gold Fields’ employees and directors had outstanding, as of November 20, 2007, options to purchase a total of 5,369,632 ordinary shares at exercise prices of between Rand 20.90 and Rand 154.65 that expire between June 18, 2008 and October, 15, 2013 under The GF Management Incentive Scheme and 174,400 ordinary shares at exercise prices of between Rand 43.70 and Rand 110.03 that expire between December 16, 2008 and March, 28, 2010 under The GF Non-Executive Director Share Plan. Gold Fields has outstanding, as of November 20, 2007, 846,211 share appreciation rights at a strike price of Rand 125.28, which expire on March 24, 2012, and 330,081 performance vesting restricted shares due to be settled on March 24, 2009, under The Gold Fields Limited 2005 Share Plan. Gold Fields has outstanding, as of November 20, 2007, 890,440 share appreciation rights at a strike price of Rand 124.19, which expire on March 1, 2013, and 1,480,754 performance vesting restricted shares due to be settled on March 1, 2010, under The Gold Fields Limited 2005 Share Plan As of the same date, Gold Fields had outstanding 33,000 restricted shares due to be settled on November 17, 2008, 18,900 restricted shares due to be settled in November 2009 and 29,600 restricted shares due to be settled on November 2, 2010 under The Gold Fields Limited 2005 Non-Executive Share Plan. Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises of these rights and any additional rights. See “Directors, Senior Management and Employees—The GF Management Incentive Scheme,” “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan,” “Directors, Senior Management and Employees—The GF Non-Executive Director Share Plan” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan.”

As part of the Mvelaphanda Transaction, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, is obliged to subscribe for 15% of the share capital of GFI Mining South Africa (Proprietary) Ltd, or GFIMSA, a wholly-owned subsidiary of Gold Fields, upon repayment of the Mvela Loan. Under the Subscription and Share Exchange Agreement entered into on December 11, 2003, between Gold Fields, GFIMSA, and Mvela Gold in connection with the Mvelaphanda Transaction, for a period of one year after the subscription of the GFIMSA shares each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value, but numbering not less than 45,000,000 and not more than 55,000,000 Gold Fields ordinary shares, adjusted as necessary to reflect changes to Gold Fields’ capital structure and certain corporate activities of Gold Fields. Shareholders’ equity interests in Gold Fields will be diluted if Gold Fields or Mvela Gold requires the exchange of GFIMSA shares for Gold Fields shares. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.”

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia and Peru. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields also has strategic interests in platinum group metal exploration. Gold Fields is currently the largest gold producer in South Africa and one of the largest gold producers in the world, based on annual production.

The majority of Gold Fields’ operations, based on gold production, are located in South Africa. Its South African operations include Driefontein, Kloof, Beatrix and South Deep. Gold Fields also owns the St. Ives and Agnew gold mining operations in Australia, has a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. On November 30, 2007, Gold Fields sold the Choco 10 gold mining operation in Venezuela. See “—Recent Developments—Sale of Choco 10.”

Gold Fields also owns an 80.72% economic interest in the Cerro Corona Development Project, which is due to start producing in the fourth quarter of fiscal 2008. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Australasia, China, Europe, North America and South America. See “—Gold Fields’ Mining Operations—Development Projects—Cerro Corona Development Project,” “—Exploration—Gold Fields’ Greenfields Exploration Projects” and “—Recent Developments.”

Based on the figures reported by Gold Fields’ mining operations together with the recently acquired South Deep operation reserve figures, as declared for December, 2005 by an independent reserve panel for the Barrick Gold—Western Areas Joint Venture between Barrick Gold South Africa (Pty) Limited, or BGSA (formerly, Placer Dome South Africa Proprietary Limited), and Western Areas Limited, or Western Areas, but updated by Gold Fields to June 30, 2007 for mining depletions (see “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report”), as of June 30, 2007, Gold Fields had attributable proven and probable reserves of approximately 89.7 million ounces of gold, as compared to the 61.8 million ounces reported as of June 30, 2006. In the year ended June 30, 2007, Gold Fields processed 52.2 million tons of ore and produced 4.285 million ounces of gold, of which 44.1 million tons and 4.024 million ounces were attributable to Gold Fields.

History

Since the beginning of fiscal 2007, the following significant events have occurred:

On December 1, 2006, Gold Fields acquired the entire issued share capital of BGSA (formerly, Placer Dome South Africa Proprietary Limited), which held a 50% interest in the Barrick Gold—Western Areas Joint Venture (previously, the Placer Dome—Western Areas Joint Venture), an unincorporated entity in which Barrick Gold Corporation, or Barrick, and Western Areas, each held an interest of 50%. The Barrick Gold—Western Areas Joint Venture owned the developing South Deep gold mine adjacent to Gold Fields’ Kloof gold mine, located in the Witwatersrand basin near Johannesburg. Barrick received consideration of U.S.$1.525 billion, comprised of U.S.$1.2 billion in cash and 18.7 million Gold Fields shares, valued at U.S.$325 million. The Barrick Gold—Western Areas Joint Venture, which was the entity’s name at the time of acquisition, is now known as the South Deep Joint Venture.

On October 30, 2006, Gold Fields commenced an offer, referred to herein as the Offer, to acquire the entire issued share capital of Western Areas not already owned by Gold Fields by offering 35 Gold Fields ordinary shares for every 100 Western Areas shares. Western Areas’ principal asset was its 50% interest in South Deep. Pursuant to the Offer and the subsequent compulsory acquisition of Western Areas shares, Gold Fields issued a total of 33,461,565 Gold Fields’ Ordinary Shares to Western Areas shareholders.

In support of the Offer, and pursuant to an agreement between Gold Fields, JCI Limited, or JCI, and certain subsidiaries of JCI, Gold Fields, on November 16, 2006, acquired 27 million Western Areas shares from one of the subsidiaries of JCI in exchange for the issue to JCI of 9,450,000 Gold Fields shares. In addition, pursuant to the agreement, Gold Fields, on November 28, 2006, exercised call options in respect of a further 9.96 million Western Areas shares held by the JCI subsidiaries. As a result of these transactions and the Offer, Gold Fields acquired 100% of Western Areas and the South Deep mine in fiscal 2007.

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of approximately U.S.$532 million (based on the volume weighted average price, or VWAP, of Rusoro shares as quoted by Bloomberg for the 10 days prior to the date the agreement was signed). Gold Fields received U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro. Pursuant to the transaction, Rusoro acquired Gold Fields’ stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields.

Gold Fields is a public company incorporated in South Africa, with a registered office located at 24 St. Andrews Road, Parktown 2193, South Africa, telephone number +27-11-644-2400.

Organizational Structure

Gold Fields is a holding company with its significant ownership interests organized as set forth below.

1	Unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields Limited.

2	In fiscal 2007, Gold Fields Venezuela Holding B.V. changed its name to Gold Fields Netherlands Services B.V. On November 30, 2007, Gold Fields Netherlands Services B.V. sold its Venezuelan assets to Rusoro Mining Limited. See “—Recent Developments—Sale of Choco 10.”

Strategy

General

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. Gold Fields also has reported gold and copper reserves at the Cerro Corona Project, a development project in Peru which is presently under construction. The gold industry has historically been highly fragmented and a trend has been underway to consolidate the industry through mergers and acquisitions.

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

•

growing Gold Fields by diversifying geographical, technical and product risk through acquiring and developing additional long-life assets. Starting in fiscal 2004, Gold Fields set a goal of achieving an additional 1.5 million ounces of annual gold production outside of South Africa by the end of calendar year 2009, a goal it retains notwithstanding the sales of the Essakane project and the Venezuelan operations; and

•

securing the future of Gold Fields by earning and maintaining what Gold Fields calls its “license to operate” in those countries and regions in which it operates and by upholding strong principles of corporate governance. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located to deal with issues related to sustainable development.

Operational Excellence

Management believes that improved profitability at existing operations can be achieved by increasing mining rates, increasing mining quality and reducing costs. Management believes that significant opportunity exists to do this, specifically through:

•	increasing development rates at the South African operations to provide for ore reserve and mining flexibility;

•

increasing quality mining through increasing volumes mined above the pay limit and/or cut-offs and ensuring that dilution is minimized. Dilution can be minimized through programs aimed at reducing the quantities of waste mined both underground and in the open pits. Quality can be improved through ongoing grade control and optimizing mine call factors;

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

Acquisitions and Exploration

Gold Fields is one of the largest producers of gold in the world. Gold Fields’ corporate development mandate is to grow as a world leader in developing and operating low-cost, long-life precious metal mines. Gold Fields is sensitive to the fact that increased competition for acquisitions and higher gold prices are pushing asset prices to levels that threaten returns. The impact on returns has been exacerbated by higher input costs, particularly as significant increases in base metal prices has led to increased mining of base metals, which uses some of the same inputs as gold mining, and therefore has increased overall demand for those products.

To be considered by Gold Fields, generally an exploration project must have the potential to meet certain target criteria (which vary depending on other strategic objectives and the quality of the project): the potential for a minimum of 5,000,000 ounces of reserves; production rates in the range of 500,000 gold equivalent ounces per year; and a double-digit rate of return. If these criteria are met and the project fits within Gold Fields’ strategic development goals, Gold Fields will consider taking on the project. Great effort is also placed on reviewing non-geological aspects of prospective projects, such as social, political, environmental and commercial risks, insuring that an appropriate risk versus reward tradeoff analysis is factored into the decision.

For acquisitions of gold assets or companies outside South Africa, Gold Fields is at somewhat of a disadvantage to certain of its competitors, but this also has offsetting strengths. South African exchange control regulations limit Gold Fields’ ability to provide guarantees or borrow outside South Africa without express approval from the South African Reserve Bank, or the SARB. However, in his speech to Parliament toward the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium-term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. There have subsequently been further indications from the Ministry of Finance that it remains the government’s intention to gradually phase out the remaining exchange controls over time. On the other hand, Gold Fields has a strong balance sheet and low debt-to-equity ratio and also has a skilled and effective corporate evaluation and acquisition team, and a sound track record in project development.

Gold Fields also maintains an active global exploration effort for gold and PGMs through exploration offices worldwide and an exploration philosophy that management believes is well focused and cost efficient.

Hedging

Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold Fields believes that investors in Gold Fields’ shares seek an unlimited exposure to movements in the U.S. dollar gold price and the resulting effect on Gold Fields’ earnings. However, commodity hedges are sometimes undertaken on in one or more of the following circumstances to protect cash flows at times of significant capital expenditure; for specific debt servicing requirements; and to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements.

Reserves of Gold Fields as of June 30, 2007

Methodology

This reserve statement is a restatement of Gold Fields’ declared reserves as at December 31, 2006 figures to June 30, 2007. In this regard, the process followed was similar to that used by an independent mining industry consultant to restate Gold Fields’ declared reserves as of December 31, 2005 to June 30, 2006, with the primary difference being that this restatement was generated, documented and signed internally and then, after suitable internal corporate governance processes, provided to an independent mining industry consultant for review.

The methodology used by Gold Fields to produce its reserve statement as at December 31, 2006 and that used to restate those reserves to June 30, 2007 were similar in scope and methodology and involved for each mining asset, reviews and assessments of (i) the mining asset, including title, rights and applicable laws; (ii) the geology; (iii) mineralized material from which ore reserves are derived; (iv) the mine plan, schedule and ore reserves; (v) the processing method; (vi) tailings management; (vii) the engineering infrastructure, expected overhead costs and planned capital projects; (viii) human resources; (ix) safety and health issues; (x) any environmental issues, including legislation and liabilities; (xi) valuation, including financial models and resultant net present values; and (xii) risk assessment, including general risks, specific risks and remediation measures.

The main differences in the process for preparing the statement for June 30, 2007 was in the shorter timeframes involved, as only half the time had passed since the preparation of the immediately prior statements, resulting in limited new data, reviews and processes to which the resulting figures were exposed. This restatement therefore focused on a review of all available new information, updates, and any other material issues apparent since the Gold Fields’ reserve statement as at December 31, 2006, which was fully audited. In arriving at the final statement for the June 30, 2007 declaration, following and based on the reviews and assessments outlined above, the reserve estimates were updated where material changes were apparent, other figures associated with the items outlined above were also updated, and finally mining depletions were applied at the various operations.

While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, industry guide number 7, only reserves at each of Gold Fields’ operations and exploration projects as of June 30, 2007 which qualify as reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “—Glossary of Mining Terms.” In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proven and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution and recovery factors.

Gold Fields reports reserves using cut-off grades (mainly for open pit operations) and pay limits to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. Cut-off grade is the grade that distinguishes the material within an orebody that is to be extracted and treated from the remaining material. The pay limit is the grade at which an orebody can be mined without profit or loss calculated using an appropriate gold or copper price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “—Description of Mining Business—Productivity Initiatives.” Tonnage and grade may include some mineralization below the selected pay limit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

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

The following sets out the reserve estimation methodologies for the different categories of reserves at the underground operations of each of the South African mines (other than South Deep, where Gold Fields is still evaluating the reserve position following its acquisition of the mine).

Driefontein

Reserve Classification	Sample Spacing Range Min/Max (meters)	Maximum Distance Data is Projected (meters)
Proven	3 to 180	110
Probable (AI)(1)	3 to 1,140	570
Probable (BI)(1)	3 to 2,840	1,420

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

For proven reserves, the orebody is opened-up and sampled on a three meter spacing for development (such as raises), and a five meter grid for stoping, together with underground borehole spacings ranging from tens to hundreds of meters. Blocks classified as proven are therefore generally adjacent to close spaced sampling and generally pierced by a relatively dense irregular pattern of boreholes. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids, ranging from 10 meter to 20 meter block sizes.

For above infrastructure probable reserves, the estimates access the significant numbers of samples on a three meter spacing for development, and a five meter grid for stoping bordering these areas. In addition underground borehole spacings ranging from tens to hundreds of meters are used together with surface drillholes and seismic surveys. Blocks classified as probable (AI) are generally adjacent to blocks classified as proven. Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium to macro scale sized grids ranging from 40 meter to 420 meter sizes, or through declustered averaging or Sichel “t” techniques. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

For below infrastructure probable reserves, the estimates access the significant numbers of samples on a three meter spacing for development, and a five meter grid for stoping above these areas. In addition underground borehole spacings ranging from tens to hundreds of meters are used together with surface drillholes and seismic surveys. Blocks classified as probable (BI) are generally below blocks classified as proven or probable (AI). Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium to macro scale sized grids ranging from 40 meters to 420 meter sizes, or through declustered averaging or Sichel “t” techniques. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

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

Estimations for below infrastructure probable reserves are made on the same basis as at Driefontein, but with medium-sized kriged grids starting from 40 meters to macro blocks of 400 meters. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at Driefontein. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

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

Estimations for above infrastructure probable reserves are made on the same basis as at Driefontein but with medium-sized kriged blocks of 32 meters, and macro geological zone estimates being made through declustered averaging or Sichel “t” techniques. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

Estimations for below infrastructure probable reserves are made on the same basis as at Driefontein but with medium-sized kriged blocks being 32 meters, to macro geological zone estimates through declustered averaging or Sichel “t” techniques. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at Driefontein. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.

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

Reserve Statement

As of June 30, 2007, Gold Fields had aggregated attributable proven and probable gold reserves of approximately 89.7 million ounces as set forth in the following table.

Gold ore reserve statement as of June 30, 2007(1)

	Tons	Proven reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 12 months ended June 30, 2007(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Underground (“UG”)
Driefontein (UG) (total)	19.1	8.5	5,207	53.3	9.0	15,483	72.5	8.9	20,690	926
Above infrastructure(3)	19.1	8.5	5,207	22.2	9.8	6,995	41.3	9.2	12,202	926
Below infrastructure(3)	—	—	—	31.1	8.5	8,488	31.1	8.5	8,488	—
Kloof (UG) (total)	11.6	10.7	3,997	27.3	10.0	8,804	38.9	10.2	12,801	909
Above infrastructure(3)	11.6	10.7	3,997	23.0	9.6	7,112	34.6	10.0	11,109	909
Below infrastructure(3)	—	—	—	4.3	12.1	1,692	4.3	12.1	1,692	—
South Deep (UG) (total)(6)	11.0	7.4	2,608	143.9	6.0	27,832	154.9	6.1	30.439	152
Above infrastructure(3)(6)	11.0	7.4	2,608	77.3	6.2	15,517	88.3	6.4	18,125	152
Below infrastructure(3)(6)	—	—	—	66.6	5.8	12,315	66.6	5.8	12,315	—
Beatrix (UG) (total)	14.1	5.4	2,472	31.8	5.6	5,711	46.0	5.5	8,182	543
Above infrastructure(3)	14.1	5.4	2,472	28.3	5.6	5,058	42.4	5.5	7,530	543
Below infrastructure(3)	—	—	—	3.5	5.8	653	3.5	5.8	653	—
Australia
St. Ives	—	—	—	6.4	5.2	1,062	6.4	5.2	1,062	215
Agnew	0.5	10.6	167	1.3	7.8	318	1.8	8.6	485	136
Total Underground	56.3	8.0	14,451	264.0	7.0	59,210	320.5	7.1	73,659	2,882
Surface (Rock Dumps)
Driefontein	—	—	—	4.6	0.9	133	4.6	0.9	133	90
Kloof	—	—	—	12.3	0.7	296	12.3	0.7	296	14
South Deep(6)	—	—	—	—	—	—	—	—	—	9

	Tons	Proven reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 12 months ended June 30, 2007(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Surface (Production Stockpile)
Ghana
Tarkwa	4.1	0.7	99	—	—	—	4.1	0.7	99	—
Damang	—	—	—	4.4	1.1	150	4.4	1.1	150	—
Australia
St. Ives	5.1	1.2	199	—	—	—	5.1	1.2	199	—
Agnew	0.9	1.9	59	—	—	—	0.9	1.9	59	—
Venezuela
Choco 10	0.5	1.1	15	—	—	—	0.5	1.1	15	—
Peru
Cerro Corona	0.5	1.5	22	—	—	—	0.5	1.5	22	—
Surface (Open Pit)
Ghana
Tarkwa	100.7	1.3	4,277	108.1	1.2	4,304	208.9	1.3	8,581	496	(4)
Damang(5)	4.6	2.0	295	12.2	1.5	587	16.8	1.6	882	134	(4)
Australia
St. Ives(5)	0.8	2.5	63	21.8	1.7	1,184	22.6	1.7	1,247	272	(4)
Agnew(5)	0.2	3.7	22	—	2.0	—	0.2	3.7	22	76	(4)
Venezuela
Choco 10	2.3	2.9	213	14.4	3.3	1,531	16.7	3.2	1,744	52	(4)
Peru
Cerro Corona	21.9	1.1	798	56.7	1.0	1,743	78.5	1.0	2,541	—

Total Surface	141.6	1.3	6,061	234.5	1.3	9,929	376.1	1.3	15,991	1,142

Total	197.9	3.2	20,512	498.5	4.3	69,139	696.5	4.0	89,650	4,024
Totals by Mine
Driefontein	19.1	8.5	5,207	57.9	8.4	15,616	77.1	8.4	20,823	1,017
Kloof	11.6	10.7	3,997	39.5	7.2	9,100	51.2	8.0	13,097	923
South Deep(6)	11.0	7.4	2,608	143.9	6.0	27,832	154.9	6.1	30,439	161
Beatrix	14.1	5.4	2,472	31.8	5.6	5,711	46.0	5.5	8,182	543
Tarkwa	104.8	1.3	4,375	108.1	1.2	4,304	213.0	1.3	8,680	496
Damang	4.6	2.0	295	16.6	1.4	737	21.2	1.5	1,032	134
St.Ives	5.9	1.4	262	28.2	2.5	2,246	34.1	2.3	2,509	487
Agnew	1.6	4.8	248	1.3	7.8	318	2.9	6.1	566	212
Choco 10	2.8	2.6	228	14.4	3.3	1,531	17.2	3.2	1,759	52
Cerro Corona	22.4	1.1	820	56.7	1.0	1,743	79.1	1.0	2,563	—
Total	197.9	3.2	20,512	498.5	4.3	69,139	696.5	4.0	89,650	4,024

Notes:

(1) (a)

Quoted as mill delivered tons and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 96.9%; (2) Kloof 97.4%; (3) Beatrix 96%; (4) South Deep 97.2%; (5) Tarkwa 95% for milling, 67% for heap leach; (6) Damang 92% to 93.5%; (7) St. Ives 94% to 95% for milling, 60% to 75% for heap leach; (8) Agnew 94%; (9) Choco 10 89% to 93%; and (10) Cerro Corona 55% to 75% for gold and 76% to 90% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.

(b)	For Driefontein, Kloof and Beatrix, a gold price of Rand 120,000 per kilogram ($550 per ounce at an exchange rate of Rand 6.79 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa, Damang and Choco 10 operations and the Cerro Corona Project, ore reserve figures are based on an optimized pit at a gold price of $550 per ounce and a copper price of $1.25 per pound. For the Australian operations ore reserve figures are based on a gold price of A$715 per ounce ($550 per ounce at an exchange rate of A$1.30 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the approximate three-year average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 20% higher in South African Rand terms and 10% higher in U.S. and Australian dollar terms than the prices used for the December 31, 2006 declaration and reflect the effect of the increasing gold prices experienced in these currencies during the first half of calendar 2007 on the three-year historical average. Gold Fields is still evaluating the reserve position at South Deep following its acquisition of the mine during fiscal 2007 and accordingly has included the reserves for South Deep as declared by the Barrick Gold—Western Areas Joint Venture (now, the South Deep Joint Venture) as at December 31, 2005, before its acquisition by Gold Fields, updated to June 30, 2007 for mining depletion. These reserves were calculated using a Rand price of 87,193 per kilogram ($400 per ounce at an exchange rate of Rand 6.78 per $1.00).

(c)	For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple orebody styles and mining methodologies. The mine dilution factors are as follows: (i) Driefontein 21%; (ii) Kloof 20%; (iii) Beatrix 24%; (iv) Tarkwa 11%; (v) Damang 5% to 15%; (vi) St. Ives 5% to 16%; (vii) Agnew 10% to 15%; (viii) Choco 10 10% to 11%; and (ix) Cerro Corona 0.2%.

(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined orebody at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area. This percentage reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 79%; (ii) Kloof 53%; (iii) Beatrix 69%; (iv) Tarkwa 99%; (v) Damang 74%; (vi) St. Ives 95%; and (vii) Agnew 95%.

(e)	The pay limit (South African operations) and cut-off grade (International operations) vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) Driefontein 1,770 cm.g/t; (ii) Kloof 1,760 cm.g/t; (iii) Beatrix 990 cm.g/t; (iv) South Deep 3.9g/t to 7.4g/t (at South Deep, the values are expressed in g/t, as focus is on tonnage rather than square meters) (v) Tarkwa 0.32 g/t for heap leach and 0.48 g/t for mill feed; (vi) Damang 0.84 g/t for fresh ore and 0.47 g/t for oxide ore; (vii) St. Ives 0.54 g/t to 0.92 g/t for heap leach, 0.94 g/t to 1.44 g/t for mill feed—open pit, and 2.41 g/t to 3.02 g/t for mill feed—underground; (viii) Agnew 0.9 g/t for mill feed—open pit, and 3.3 to 3.7 g/t for mill feed—underground; (ix) Choco 10 0.91 g/t to 1.07 g/t; and (x) Cerro Corona $8.32 to $8.40 net smelter return (combined copper and gold).

(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant

(2)	Actual gold produced after metallurgical recovery.

(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(4)	Includes some gold produced from stockpile material, which cannot be separately measured.

(5)	Excludes inferred material within the pit design.

(6)	See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report” and note (a) above.

The following table sets forth the proven and probable copper reserves of the Cerro Corona Project as of June 30, 2007 that are attributable to Gold Fields.

Copper ore reserve statement as of June 30, 2007

	Tons	Proven Reserves Grade Cu	Cu	Tons	Probable Reserves Grade Cu	Cu	Tons	Total Reserves Grade Cu	Cu	Attributable copper production in the 12 months ended June 30, 2007
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit) Peru
Cerro Corona	20.8	0.6	285	55.0	0.5	594	75.9	0.5	879	—

Gold and copper price sensitivity

The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different than the gold price of $550 per ounce used to estimate Gold Fields’ attributable reserves of 89.7 million ounces of gold as of June 30, 2007 listed above, Gold Fields’ operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ reserves as of June 30, 2007 listed above, but applying different gold prices that are 10% above and below the $550 per ounce gold price used to estimate Gold Fields’ attributable reserves, the attributable gold reserves of Gold Fields’ operations would have been as follows:

	$495/oz		$550/oz	$605/oz
	(‘000 oz)
Driefontein(1)	12,019	(2)	20,823	21,275
Kloof(1)	12,572		13,097	13,601
Beatrix(1)	6,378		8,182	9,297
Tarkwa	7,031		8,680	9,559
Damang	887		1,032	1,128
St. Ives	2,179		2,509	2,635
Agnew	526		566	578
Cerro Corona	2,563		2,563	2,563	(3)

Choco 10	1,759		1,759	3,196

Total(1)(4)	45,914		59,211	63,832

Notes:

(1)

South African operations’ reserves include run-of-mine ore stockpiles. As Gold Fields is still evaluating the reserve position at South Deep following its acquisition of the mine during fiscal 2007, and has included the reserves for South Deep declared by the Placer Dome—Western Areas Limited Joint Venture as at December 31, 2005, calculated using a U.S. dollar price of $400 per ounce, and updated to June 30, 2007 for minor additions and mining depletion, it is not feasible to present a comparable sensitivity analysis for South Deep. See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

(2)	Excludes Shaft No. 9 below infrastructure material that would not be economical to mine, and thus would not be a reserve, at this lower gold price.

(3)	Under the current tailings dam design at the Cerro Corona Project, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona Project. A decrease of 10% in gold prices is insufficient to affect the level of gold reserves.

(4)	The sensitivity analyses are calculated as 10% above and below the base price in the local currency of the respective operation, with Ghana, Choco 10 and Cerro Corona calculated in U.S.$, and applying an exchange rate of Rand 6.79 per $1.00 for the South African operations and A$1.30 per $1.00 for the Australian operations.

The London afternoon fixing price for gold on December 5, 2007 was $793.00 per ounce. Gold Fields’ attributable gold reserves increased from 61.8 million ounces at June 30, 2006 to 89.7 million ounces at June 30, 2007, primarily due to the inclusion of the South Deep mine in fiscal 2007.

The amount of copper mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of copper. Based on the same methodology and assumptions as were used to estimate Gold Fields’ copper reserves as of June 30, 2007 listed above, but applying different copper prices that are 10% above and below the copper price of $1.25 per pound used to estimate Gold Fields’ attributable copper reserves, the attributable copper reserves of Gold Fields’ operations would have been as follows:

	$1.13/lb	$1.25/lb	$1.38/lb
	Copper (million lbs)
Cerro Corona	879	879	879	(1)

Note:

(1)	Under the current tailings dam design at the Cerro Corona Project, reserves would not respond to an upward movement of the copper price because of current capacity constraints at the tailings storage facility for the Cerro Corona Project. A decrease of 10% in copper prices is insufficient to affect the level of copper reserves.

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

Geology

The majority of Gold Fields’ gold production is derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. These properties include the Beatrix operation, the Driefontein operation, the Kloof operation and the South Deep operation. These mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa’s production of a third (over 1.6 billion ounces) of the world’s recorded gold production over the last 122 years.

The Witwatersrand Basin comprises a 6,000 meter vertical thickness of sedimentary rocks, extending laterally for some 300 kilometers northeast to southwest by some 100 kilometers northwest to southeast, generally dipping at shallow angles toward the center of the basin. The basin outcrops at its northern extent near Johannesburg but to the west, south and east it is overlaid by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Achaean in age, meaning the sedimentary rocks are of the order of 2.7 to 2.8 billion years old.

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

For a discussion of the geological features present at the Tarkwa, Damang, St. Ives, Agnew and Choco 10 mines, see the geology discussion contained in the description of each of those mines found below under “—Gold Fields’ Mining Operations—Ghana Operations—Tarkwa Mine,” “—Gold Fields’ Mining Operations— Ghana Operations—Damang Mine,” “—Gold Fields’ Mining Operations—Australia Operations—St. Ives,” “—Gold Fields’ Mining Operations—Australia Operations—Agnew” and “—Gold Fields’ Mining Operations—Venezuela Operation—Choco 10.”

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

Extracting the Orebody

Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis and broken ore is scraped into and down gullies to ore passes, where it is channeled to the crosscut below. The ore is then hauled by rail to shaft ore passes, where it is tipped into loading stations for hoisting to the surface. Mining methods employed at Gold Fields’ operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling. South African mining methods tend to be more labor-intensive than the Australian operations.

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

Mine Planning and Management

Operational and planning management on the mines receives support from corporate management and centralized support functions. The current philosophy is one of top-down/bottom-up management, with the non-financial operational objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ head office. This is based on the premise that the people on the ground have the best understanding of what is realistically achievable.

Gold Fields has a seamless mine planning process. Each operation compiles a detailed one-year operational plan that rolls into a life of mine, or LoM, plan during the second half of each fiscal year. The plans are based on financial parameters issued to the operation by Gold Fields’ Operating Committee. See “Directors, Senior Management and Employees—Operating Committees.” The operational plan is presented to Gold Fields’ Board for approval before the commencement of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 75 million (South Africa), A$15 million (Australia) and U.S.$10 million (Ghana/Peru/Venezuela) are submitted to the full Board for approval.

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

Processing

Gold Fields currently has 15 gold processing facilities (8 in South Africa, 4 in Ghana and 3 in Australia) which treat ore to extract gold. A typical gold processing plant circuit includes two phases: comminution and treatment.

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

Productivity Initiatives

Gold Fields has undertaken a number of initiatives, such as Project 500, Project 100, Project 100+ and Project Beyond, intended to increase productivity and cost efficiencies at its mines. These initiatives form part of the strategic objective of operational excellence and focus on activities such as creating ongoing and sustainable cost savings, optimizing the supply chain, optimizing spending on explosives, increasing productivity, improving mine design and employee training. In fiscal 2007, the Mining School of Excellence, which focuses on the training and development of core mining skills, became fully operational. Also in fiscal 2007, Gold Fields introduced its Tactics and Strategy Drive, which is focused on implementing appropriate technology to improve the flow of reef, people, equipment and material. Gold Fields intends to continue to advance productivity through various team mobilization initiatives in place at the mines and improve working practices through applying operational management principles combined with the application of the theory of constraints.

Each operation has a program in place to motivate its employees toward the goals of increased productivity and operational excellence, which is reinforced by a recognition and reward program. Gold Fields is committed to human resource development programs aligned with the Company’s skills and competency needs.

Refining and Marketing

Gold Fields has appointed Rand Refinery Limited, or Rand Refinery, to refine all of Gold Fields’ South African produced gold. Rand Refinery is a non-listed public company in which Gold Fields holds a 34.9% interest, with the remaining interests held by other South African gold producers.

Since October 1, 2004, Gold Fields’ treasury department arranges the sale of all the gold production from the South African operations. Rand Refinery advises Gold Fields on a daily basis of the amount of gold available for sale. Gold Fields sells the gold at a price benchmarked against the London afternoon fixing price. Two business days after the sale of gold, Gold Fields deposits an amount in U.S. dollars equal to the value of the gold at the London afternoon fixing price into Rand Refinery’s nominated U.S. dollar account. Rand Refinery deducts refining charges payable by Gold Fields relating to such amount of gold and deposits the balance of the proceeds into the nominated U.S. dollar account of Gold Fields. Rand Refinery charges a refining fee of $0.31 per troy ounce of gold and a refining charge of R70 per kilogram.

All gold produced by Gold Fields at the Tarkwa and Damang mines in Ghana is refined by Rand Refinery pursuant to two non-exclusive agreements entered into in October 2004 between Rand Refinery and Gold Fields Ghana Limited, or Gold Fields Ghana, and between Rand Refinery and Abosso Goldfields Limited, or Abosso. Under these agreements, Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Under these agreements, Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of delivery. Rand Refinery receives refining fees of $0.36 per ounce of gold received, and a realization fee equal to $0.16 per ounce of gold refined. Each of these agreements continues until either party terminates it upon 90 days’ written notice.

In Australia, all gold produced by St. Ives and Agnew is refined by AGR Matthey, which is a partnership between WA Mint, Australian Gold Alliance and Johnson Matthey (Australia). Under an agreement which became effective on September 1, 2002 and which was last amended on January 1, 2007 and expires on December 31, 2008, among St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Matthey, AGR Matthey refines the gold produced by St. Ives and Agnew for a refining fee of A$0.38 per ounce of gold, which further increased to A$0.44 per ounce of gold from January 1, 2007, plus a transportation fee. The transportation fee is calculated as A$0.096 per ounce plus fixed fees per shipment. AGR Matthey retains 0.1% of the gold and 1.0% of any silver it refines to cover losses in the refining process. AGR Matthey collects the gold from St. Ives and Agnew, refines it and credits the gold to the relevant metals account held by St. Ives and Agnew with AGR Matthey. St. Ives and Agnew then inform the Gold Fields corporate office in Johannesburg of the amount available for sale in Perth, Australia. After confirming the relevant amount with AGR Matthey, Gold Fields either sells the gold directly to AGR Matthey at the London afternoon fixing price per ounce or it swaps the gold into London at a fee of $0.33 per ounce, which means that AGR Matthey provides gold in London for sale by Gold Fields in an amount equal to the gold from St. Ives and Agnew located in Perth. In the case of a location swap, AGR Matthey is instructed to credit St. Ives’ or Agnew’s metal account held with Deutsche Bank, London. Once the gold is sold to a third party, Deutsche Bank, London is instructed by Gold Fields to deliver the gold to the relevant counterparty bank. This agreement continues indefinitely until terminated by either party upon 90 days’ written notice.

In Venezuela, a minimum of 15% of the gold produced must be sold locally. However, Gold Fields has been selling all its Venezuelan production to local buyers. These buyers pay in advance of collection of the gold at a price determined in Bolivars. The price is equivalent to the London afternoon fixing price on the day the transaction is negotiated, converted into Bolivars at the official exchange rate of 2,150 Bolivars per dollar, plus a premium. The premium is negotiated with each purchaser, but also includes certain deductions. Actual delivery takes place approximately four days later, once the proceeds have been deposited in Gold Fields’ bank account. On November 30, 2007, Gold Fields sold its assets in Venezuela. See “—Recent Developments—Sale of Choco 10.”

Gold Fields supports and participates in the gold marketing activities of the World Gold Council, or WGC, and contributes $1.75 per ounce of the gold it produces in South Africa and Australia and $1.75 per ounce of its attributable production from Tarkwa to the WGC in support of its activities.

Services

Mining activities require extensive services, located both on the surface and underground at the mines. Services include:

•	mining-related services such as engineering, rock mechanics, ventilation and refrigeration, materials handling, operational performance evaluation and capital planning;

•	safety and training;

•	housing and health-related services, including hostel and hospital operations;

•	reserves management, including sampling and estimation, geological services, including mine planning and design, and mine survey;

•	metallurgy;

•	equipment maintenance; and

•	assay services.

Most of these services are provided directly by Gold Fields, either at the operational level or through the head office, although some are provided by third-party contractors.

Gold Fields’ Mining Operations

Gold Fields conducts underground mining operations at each site except Tarkwa, Damang and Choco 10 and conducts some processing of surface rock dump material at Driefontein, Kloof and South Deep. Beatrix ceased surface operations in 2005. Tarkwa, Damang and Choco 10 are open pit mines and also process material from production stockpiles. St. Ives and Agnew together include underground and open pit operations and also process material from production stockpiles.

Total Operations

The following chart details the operating and production results for each of fiscal 2005, 2006 and 2007 for all operations owned by Gold Fields as of the end of that fiscal year. The results of operations for mines acquired during the relevant period are included as from the date of control, which is March 1, 2006 for Choco 10 and December 1, 2006 for South Deep.

	Year ended June 30,
	2005(1)	2006(1)	2007
Production
Tons (‘000)	47,880	49,366	52,166
Recovered grade (g/t)	2.9	2.7	2.6
Gold produced (‘000 oz)(2)	4,488	4,348	4,285

Results of operations ($million)
Revenues	1,893.1	2,282.0	2,735.2
Total production costs(3)	1,727.6	1,825.8	2,052.5
Total cash costs(4)	1,355.0	1,469.3	1,692.5
Cash profit(5)	538.1	812.7	1,042.7

Cost per ounce of gold ($)
Total production costs	385	419	482
Total cash costs	302	338	394

Notes:

(1)	Amounts for fiscal 2005 and 2006 have been adjusted due to the change in accounting principle regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	In fiscal 2005, 4.221 million ounces were attributable to Gold Fields, in fiscal 2006, 4.074 million ounces were attributable to Gold Fields and in fiscal 2007, 4.024 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation during fiscal 2005 and attributable to minority shareholders in both the Ghana and Venezuela operations in fiscal 2006 and attributable to minority shareholders in Ghana, Venezuela and South Deep in 2007.

(3)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(4)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(5)	Cash profit represents revenues less total cash costs.

Underground Operations

The following chart details the operating and production results for Gold Fields’ underground operations for fiscal 2005, 2006 and 2007. The underground operations include all of the mines in the South African operations and the underground portions of the mines in the Australian operations. The results of operations for mines acquired during the relevant period are included as from the date of control, which is March 1, 2006 for Choco 10 and December 1, 2006 for South Deep.

	Year ended June 30,
	2005(1)	2006(1)	2007
Production
Tons (‘000)	13,807	12,831	13,386
Recovered grade (g/t)	7.1	7.1	6.7
Gold produced (‘000 oz)(2)	3,172	2,915	2,884

Results of operations ($ million)
Revenues	1,336.4	1,526.1	1,840.2
Total production costs(3)	1,303.9	1,264.0	1,346.4
Total cash costs(4)	1,005.5	996.4	1,086.5
Cash profit(5)	330.9	529.7	753.7

Cost per ounce of gold ($)
Total production costs	411	433	474
Total cash costs	317	342	377

Notes:

(1)	Amounts for fiscal 2005 and 2006 have been adjusted due to the change in accounting principle regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	In fiscal 2005, all 3.172 million ounces were attributable to Gold Fields, in fiscal 2006, all 2.915 million ounces were attributable to Gold Fields and in fiscal 2007, 2.882 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in South Deep

(3)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(4)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(5)	Cash profit represents revenues less total cash costs.

Tons milled from the underground operations increased from 12.8 million tons in fiscal 2006 to 13.4 million tons in fiscal 2007. At the South African operations, the increase was mainly due to the inclusion of South Deep and improved mining flexibility at Kloof. This was partially offset by a decrease in underground production at St. Ives and Agnew as a result of lower availability of underground ores. However, total tons at St. Ives and Agnew were similar year on year, as the loss of underground tons was replaced with tons from open pit and surface stockpiles. The amount of gold produced from underground operations decreased from 2.915 million ounces in fiscal 2006 to 2.884 million ounces in fiscal 2007. This decrease was due to the lower average underground yield which decreased from 7.1 grams per ton in fiscal 2006 to 6.7 grams per ton in fiscal 2007. Except for St. Ives, all mines reported lower yields and South Deep averaged 6.2 grams per ton during the seven months of control during fiscal 2007.

Surface Operations

The following chart details the operating and production results for Gold Fields’ surface operations for fiscal 2005, 2006 and 2007. Surface operations include all of the mines in the Ghana and Venezuela operations, the open pit portions of the mines in the Australian operations and the surface rock dump material at the mines in the South African operation. The results of operations for mines acquired during the relevant period are included as from the date of control, which is March 1, 2006 for Choco 10 and December 1, 2006 for South Deep.

	Year ended June 30,
	2005	2006	2007
Production
Tons (‘000)	34,073	36,535	38,780
Recovered grade (g/t)	1.2	1.2	1.1
Gold produced (‘000 oz)(1)	1,316	1,433	1,401

Results of operations ($ million)
Revenues	556.7	755.9	895.0
Total production costs(2)	424.7	561.8	706.1
Total cash costs(3)	349.5	472.9	606.1
Cash profit(4)	207.2	283.0	289.0

Cost per ounce of gold ($)
Total production costs	323	292	504
Total cash costs	265	330	432

Notes:

(1)	In fiscal 2005, 1.049 million ounces were attributable to Gold Fields, in fiscal 2006, 1.159 million ounces were attributable to Gold Fields and in fiscal 2007, 1.142 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations during fiscal 2005 and attributable to both the Ghana and Venezuela operations in fiscal 2006 and attributable to minority shareholders in Ghana, Venezuela and South Deep in 2007.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

Tons milled from the surface operations increased from 36.5 million tons in fiscal 2006 to 38.8 million tons in fiscal 2007, primarily because of increased production from the Australian operations, which replaced reduced underground tons with surface tons, together with the tons gained from both the newly acquired Choco 10 and South Deep mines, and increased tons from Tarkwa.

Driefontein Operation

Introduction

The Driefontein gold mine is located in the Northwest Province of South Africa in the Far West Rand mining district, some 70 kilometers southwest of Johannesburg. Driefontein operates under a mining authorization with a total area of approximately 8,600 hectares. It is an underground mine with nominal surface reserves represented by rock dumps that have been accumulated through the operating history of the mine. Driefontein has multiple operating shaft systems and three metallurgical plants and operates at depths of between 700 meters and 3,420 meters below surface. The Driefontein operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the year ended June 30, 2007, it produced 1.017 million ounces of gold. As of June 30, 2007, Driefontein had approximately 18,300 employees, including approximately 2,100 employed by outside contractors.

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

Mining

In the northern, older portions of Driefontein, which include Shaft Nos. 2, 6, 7, 8 and 10, production is focused on remnant pillar extraction and accessing and mining of secondary reef horizons. In the southern, newer portions of the mine, which include Shaft Nos. 1 and 4, the focus is on scattered or longwall mining. The shafts at the deepest levels of the mine, consisting of Shaft No. 1 Tertiary and Shaft No. 5, employ the closely spaced dip pillar mining method. This method provides additional mining flexibility. The closely spaced dip pillar mining method is also planned for Shaft No. 9. During fiscal 2007, various events at Shaft No. 4 including seismicity, an underground fire and the loss of some high grade areas due to geological features caused production to be scaled down. Driefontein is in the process of implementing a contingency plan, which will create alternative access points for logistics and ore flows, in order to ensure that production will be able to continue in the event of shaft barrel failure at Shaft No. 4. Driefontein did not meet its development targets for fiscal 2007, mainly due to seismicity at Shaft Nos. 1 and 4.

In fiscal 2007, Driefontein commenced the pre-sinking phase of the Shaft No. 9 deepening project, with sinking planned to start in the second quarter of fiscal 2008. The drilling program aimed at confirming geological structures and grades in the immediate vicinity of the shaft is still in progress, but is hampered by logistical constraints and some water intersections. In order to leverage the higher gold price, Driefontein has also recommenced mining at Shaft No. 10 (previously closed in fiscal 2004). Production at this shaft is currently in a build up phase and should reach planned levels in fiscal 2008.

Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,
	2005(1)	2006(1)	2007
Production
Tons (‘000)	6,694	6,867	6,652
Recovered grade (g/t)	5.4	5.2	4.8
Gold produced (‘000 oz)	1,163	1,150	1,017

Results of operations ($ million)
Revenues	489.7	599.9	648.2
Total production costs(2)	431.9	451.5	425.9
Total cash costs(3)	339.7	362.4	355.0
Cash profit(4)	150.0	237.5	293.2

Cost per ounce of gold ($)
Total production costs	371	393	419
Total cash costs	292	315	349

Notes:

(1)	Amounts for fiscal 2005 and 2006 have been adjusted due to the change in accounting principle regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

The decrease in tonnage from fiscal 2006 to 2007 was primarily due to fewer square meters being mined from Shaft No. 4, and a deliberate decrease in surface production in order to improve the recovery at No. 2 Plant. Gold production decreased primarily due to the scaled-down production at Shaft No. 4. Gold Fields experienced an increase in total cash costs and total production costs per ounce of gold from fiscal 2006 to fiscal 2007 at Driefontein, mainly due to the reduced gold production and an increase in labor costs. The increase in tonnage from fiscal 2005 to 2006 was primarily due to an increase in stope width, as a result of which more ore was mined, and an increase in tons from surface operations. Gold production decreased slightly due to a decrease in recovered grade. Gold Fields experienced an increase in total cash costs and total production costs per ounce of gold from fiscal 2005 to fiscal 2006 at Driefontein, mainly due to an increase in labor costs.

Output quality of the Driefontein orebody decreased over the course of fiscal 2007 primarily due to lower production levels at the high grade Shaft No. 4, and a lower Mine Call Factor at No. 2 Plant. Across the other shafts at Driefontein, output quality remained consistent with the grade qualities in fiscal 2006.

In order to improve operational excellence, Driefontein focused in fiscal 2007 on the implementation of various new technologies and intiatives. These initiatives are aimed at improving mining efficiencies and streamlining the mining process. They include the introduction of electric drilling machines at two of the shafts and the conversion from diesel-operated to battery-driven locomotives at the newer shafts. Progress has been made on the building of high performance work teams through the introduction of team leaders, which is intended to improve supervision.

The Driefontein operation is engaged in both underground and surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” The primary safety challenges facing the Driefontein underground operation include falls of ground, seismicity, flammable gas, water intrusion and rock temperatures. Water intrusion is dealt with through drilling, cementation sealing techniques and an extensive water-pumping network. Also, because rock temperatures tend to increase with depth, Driefontein requires an extensive cooling infrastructure. In fiscal 2007, Driefontein experienced six underground fires, of which five were disruptive because areas affected had to be closed while damage was assessed and remedied. One of the fires at Shaft No. 4 had a material effect on production, as it rendered two areas inaccessible and contributed to the forced restructuring of that shaft. Driefontein also suffered several seismic events, which resulted in two workers losing their lives. Driefontein is seeking to reduce seismicity problems through using a combination of closely spaced dip pillar mining techniques, the introduction of centralized blasting in areas where the density of mining activities requires a controlled blast and using plant tailings as backfill support to stabilize the working areas. In addition, pre-conditioning, which alters the stress profile immediately ahead of the mining face, is used where required, to reduce the chance of face ejection.

Driefontein continued to process low grade surface material in fiscal 2007, for which the biggest risk is the decrease in grade of the remaining dumps. In order to manage this risk, the grade of the rock dumps is monitored on a daily basis, and the monitoring method can cater for screening (upgrading) if the grade drops below the required cut-off grade. This process reduces the tonnage that will be available for processing. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. Driefontein has a risk management system in place that guides the mining of the rock dumps to minimize these risks.

In total during fiscal 2007, there were 13 fatalities at Driefontein and, to date in fiscal 2008, there have been six fatalities. There were no material work stoppages in connection with the events. The serious injury frequency rate for fiscal 2007 was 7.1 serious injuries for every million hours worked, reflecting an improvement as compared to the serious injury frequency rate of 7.4 for each of fiscal 2005 and 2006. The fatal injury frequency rate improved from 0.33 in fiscal 2006 to 0.28 fatalities for every million hours worked in fiscal 2007. In fiscal 2005, the fatal injury frequency rate was 0.17 fatalities for every million hours worked.

In fiscal 2007, production was not affected by industrial action at Driefontein and there were no material work stoppages. On December 4, 2007, there was a one-day, industry-wide work stoppage in South Africa that affected the Driefontein operation. For more information about labor relations at Driefontein, see “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa.” However, Driefontein’s productivity improvement strategies continue to be hampered by high levels of worker absenteeism. Although the mine has succeeded in reducing the absenteeism rate, the sick rate, which is one factor of the absenteeism rate, remains an area of concern. Driefontein has embarked on a wellness program as an initiative aimed at improving the health of employees generally. The mine is also experiencing a shortage of skilled labor, with particularly high employee turnover of artisans, occupational health and environment practitioners, surveyors and geologists. Driefontein has introduced a “scarce skills” allowance for artisans and is in the process of implementing a gross remuneration package for certain categories of employees.

The total shaft hoisting capacity of Driefontein is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 8	96,000
No. 6	118,000
No. 7	190,000
No. 1	155,000
No. 2	185,000
No. 4	180,000
No. 5	175,000
No. 10	121,000

Assuming that Gold Fields does not increase or decrease reserve estimates at Driefontein and that there are no changes to the current mine plan at Driefontein, Driefontein’s June 30, 2007 proven and probable reserves of 20.8 million ounces of gold will be sufficient to maintain production through approximately fiscal 2036. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which thus could materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2007, for each of the plants at Driefontein:

Processing Techniques
Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(2)		Average milled for the year ended June 30, 2007	Approximate recovery factor for the year ended June 30, 2007(3)
				(tons/month)		(tons/month)
No. 1 Plant	1972	SAG milling	CIP treatment and electrowinning	240,000	(4)	231,200	97%
No. 2 Plant	1964	SAG/ball milling	CIP treatment(5)	200,000		202,700	94%
No. 3 Plant	1998	SAG milling	CIP treatment(5)	115,000		120,500	94%

Notes:

(1)	No. 1 Plant was substantially upgraded in fiscal 2004, and No. 2 Plant was substantially upgraded in fiscal 2003. No. 3 Plant was originally commissioned as a uranium plant and was upgraded to a gold plant in 1998. Therefore, No. 3 Plant lists the year commissioned as a gold plant.

(2)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(3)	Percentages are rounded to the nearest whole percent.

(4)	Capacity was increased from 200,000 tons per month to 240,000 tons per month during fiscal 2003.

(5)	After CIP treatment, electrowinning occurs at No. 1 Plant.

No. 1 Plant was upgraded in fiscal 2004 with the installation of a new comminution circuit and the installation of a CIP treatment facility. The optimization program at the plant was completed in fiscal 2007 so that targeted plan throughput can now be achieved.

In fiscal 2007, the Driefontein plants collectively extracted approximately 96.3% of the gold contained in ore delivered for processing.

Capital Expenditure

Gold Fields spent approximately $113 million on capital expenditure at the Driefontein operation in fiscal 2007, primarily on ore reserve development at all shafts, together with the continuation of ore handling arrangements at Shaft No. 1, shaft pillar extraction at Shaft No. 4, backfill arrangements, upgrading of power distribution, mining equipment, the provision of compressed air at Shaft No. 5 and the Shaft No. 9 deepening project. Gold Fields has budgeted approximately $140 million of capital expenditure at Driefontein for fiscal 2008, principally for ore reserve development, the shaft pillar extraction at Shaft No. 4, the Shaft No. 9 deepening project, a battery locomotive project at the newer shafts, rail track upgrade and compliance with the International Cyanide Management Code.

Kloof Operation

Introduction

Kloof is situated approximately 60 kilometers west of Johannesburg, near the towns of Carletonville and Westonaria in the Gauteng Province of South Africa. The Kloof mine operates under a mining lease covering a total area of approximately 20,100 hectares. It is principally an underground operation, with a limited amount of surface rock dump material being processed. Kloof currently has five operating shaft systems serviced by two metallurgical plants. Kloof is an intermediate and deep-level mine, with operating depths between 1,300 meters and 3,500 meters below surface. The Kloof operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2007, it produced 0.923 million ounces of gold. As of June 30, 2007, Kloof had approximately 17,900 employees, including approximately 2,800 who were employed by outside contractors.

History

Kloof’s present scope of operations is the result of the consolidation of the Kloof, Libanon, Leeudoorn and Venterspost mines. Gold mining began in the area now covered by these operations in 1934.

Geology

The majority of production at Kloof is from the VCR, which occurs at depths between 1,300 meters and 3,350 meters below surface. The VCR is a tabular orebody that has a general northeast-southwest strike and dips to the southeast at between 20 and 45 degrees. The MVR is classified as Kloof’s secondary reef and minor production volumes are also delivered from the Kloof Reef, or KR, and Libanon Reef, or LR.

Kloof lies between the Bank Fault to the west, and the north trending West Rand Fault to the east. The latter truncates the VCR along the eastern boundary of the mine, with a 1 to 1.5 kilometer up throw to the east. Normal faults are developed sub-parallel to the westerly dipping West Rand Fault, with sympathetic north-northeast trending dykes that show little to no apparent offset of the stratigraphy. A conjugate set of faults and dykes occurs on a west-southwest trend, with throws of 1 to 15 meters. Structures that offset the VCR increase in frequency toward the southern portion of the mine as the Bank Fault is approached.

Mining

The current preferred mining method at Kloof is closely spaced dip pillar mining, with limited application of longwalling and remnant pillar mining in the mature areas. Shaft Nos. 1, 3, 4 and 7 provide the main centers of current production at Kloof.

In fiscal 2007, Kloof faced challenges in meeting several of its planned production targets. Planned production was affected by lower than anticipated grades in the second and third quarters due to unforeseen variability of grade from the primary VCR reef, which compromised the mining flow as crews continually had to be moved to more economical pay areas. As a result, grade management is increasingly focused on capturing the variability of the VCR model. Additionally, in the third quarter of fiscal 2007, lower production and work stoppages resulted from a slow return to standard production after the Christmas break, together with power outages from Kloof’s electricity supplier. Finally, planned production in fiscal 2007 was affected by temporary work stoppages after several incidents of seismic related falls of ground and logistical constraints due to infrastructural problems, such as ore pass scalings, which made removing ore from the underground workings from certain areas of the mine more difficult.

Development and shaft infrastructure work for the extraction of the high-grade Shaft No. 1, or the Main Shaft, pillar is at an advanced stage, with support infrastructure for the shafts and ventilation Phase 2 construction nearing completion and exploration drilling to confirm grade and structure fully complete. At Shaft No. 4, management is focusing on improving multiple access points to the reef, de-bottlenecking plans with improved infrastructure layouts and general improvement with regards to environmental conditions with the commissioning of an additional refrigeration plant. Shaft No. 7 has benefited from improved ventilation and refrigeration infrastructure, which has improved working conditions. Shaft No. 8 underperformed for the fiscal 2007 year because the remnant mining on the VCR horizon was plagued by complex geological structures which resulted in reef elimination and gold loss. In fiscal 2007, programs were implemented at Kloof to accelerate improvements in infrastructure and services to increase flexibility and other conditions that are intended to boost production levels. In line with the overall Gold Fields’ productivity initiatives, Kloof continues to focus on optimizing mine design and configuration, while ensuring that the high-productivity drivers of workforce motivation and competence are addressed through training and incentive schemes.

Overall for Kloof, management is focusing on improving grade prediction by capturing the variability of the primary VCR horizon onto the IRRIS system and, together with an effective short interval control system in place, managing and improving the recovered grade from the mine. The resource definition drilling for the Kloof Extension area (KEA) is scheduled to be completed in the second quarter of fiscal 2008 although the development layout for the project is subject to changes after the geological model is complete. The mine is engaged in further optimization studies in the eastern part of the mine and a number of scenarios are being considered, utilizing current or new infrastructure, to exploit the higher grade reef.

Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,
	2005(1)	2006(1)	2007
Production
Tons (‘000)	4,655	3,666	3,829
Recovered grade (g/t)	6.9	7.8	7.5
Gold produced (‘000 oz)	1,037	914	923

Results of operations ($ million)
Revenues	436.4	479.3	587.0
Total production costs(2)	453.5	426.8	423.1
Total cash costs(3)	342.2	341.7	338.6
Cash profit(4)	94.2	137.6	248.4

Cost per ounce of gold ($)
Total production costs	437	467	458
Total cash costs	330	374	367

Notes:

(1)	Amounts for fiscal 2005 and 2006 have been adjusted due to the change in accounting principle regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

Gold production for fiscal 2007 increased by 1% to 0.923 million ounces from 0.914 million ounces in fiscal 2006, as the mining of lower than anticipated grades was offset by the processing of more underground tons. Recovered grade dropped from 7.8 g/t in fiscal 2006 to 7.5 g/t in fiscal 2007, primarily due to a decrease in underground recovered grade. The drop in grade was associated with the unpredictability of variability within the VCR facies and the lower production from high grade work areas as a result of logistical constraints, seismic events and other production-related events. Total cash costs per ounce decreased marginally in fiscal 2007, as the increase in production costs (increase in wages and cost of inputs such as steel) was offset by the appreciation of the Rand against the U.S. dollar and the higher gold production. Operating margins were positively impacted due to the higher gold price during the year.

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

Eleven workers lost their lives at Kloof in fiscal 2007, as compared to sixteen fatalities in fiscal 2006. To date in fiscal 2008, there have been 10 fatalities at Kloof. The serious injury frequency rate at Kloof in fiscal 2007, 2006 and 2005 was 7.0, 8.3 and 7.9 injuries per million hours worked, respectively. The fatality frequency rate in fiscal 2007, 2006 and 2005 was 0.23, 0.37 and 0.28 fatalities per million hours worked, respectively. Additionally, the Kloof Main Shaft complex achieved one million fatality-free shifts and Shaft No. 8 had another fatality-free year. Kloof’s safety management system received OHSAS 18001 accreditation in April 2007. Management is committed to reducing serious injuries and fatalities at Kloof mine through its safety and development programs, including the Kloof Eyethu team development program, the Snakes safety campaign and an incident reporting initiative entitled Cabanga Inyoka. These are team development programs that focus on the aspects pertaining to employee behavior that will impact positively on the operational performance, in terms of safety and productivity.

Other than the stoppages associated with the seismicity related falls of ground mentioned above, there were no other interruptions to production due to operational causes in fiscal 2007. In fiscal 2008, Kloof experienced two days of production loss due to an unprotected work stoppage on November 1, 2007. On December 4, 2007, there was a one day industry-wide work stoppage in South Africa that affected the Kloof operation. Additionally, on November 23, 2007, a seismic accident resulted in suspension of mining activities in pillar extraction areas for three days. To date, 15% of the pillars are still not operational. See “Directors, Senior Management and Employees—Labor Relations—South Africa.”

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

Assuming that Gold Fields does not increase or decrease reserve estimates at Kloof and that there are no changes to the current mine plan at Kloof, Kloof’s June 30, 2007 proven and probable reserves of 13.1 million ounces of gold will be sufficient to maintain production through approximately fiscal 2027. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2007, for each of the plants at Kloof:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2007	Approximate recovery factor for the year ended June 30, 2007(2)
				(tons/month)	(tons/month)
No. 1 Plant	1968	Traditional crushing and milling	CIP treatment(3)	180,000	178,500	97.8%
No. 2 Plant	1990	SAG milling	CIP treatment and electrowinning	150,000	140,600	97.5%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	After CIP treatment, electrowinning occurs at No. 2 Plant.

In fiscal 2007, the Kloof plants collectively extracted approximately 97.7% of gold contained in ore delivered for processing. An outside contractor, Jet Demolition, has completed the demolition phase of No. 3 Plant. Management expects the rehabilitation phase to be completed by December 2007.

Capital Expenditure

Gold Fields spent approximately $108 million on capital expenditures at the Kloof operation in fiscal 2007, primarily on ventilation, refrigeration and general infrastructure for the Shaft No. 1 pillar extraction, development and refrigeration for the KEA, development at Shaft No. 4 and ore reserve development. Capital expenditure was also focused on mechanized drill and support rigs and the introduction of battery locomotives in fiscal 2007. Gold Fields expects to spend approximately $127 million on capital expenditure in fiscal 2008, primarily on development at Shaft No. 4, the Shaft No. 1 pillar extraction, track upgrades and an ice plant for refrigeration at the KEA and ore reserve development.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, some 240 kilometers southwest of Johannesburg, near Welkom and Virginia, and comprises the Beatrix mine. The Beatrix operation was formerly known as the Free State operation.

Beatrix operates under a mining license with a total area of approximately 16,800 hectares. It is only an underground operation. Beatrix has four shaft systems, with two ventilation shafts to provide additional up-cast and downcast ventilation capacity, which are serviced by two metallurgical plants. It is a shallow to intermediate depth mining operation, at depths between 700 meters and 2,200 meters below surface. The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2007, Beatrix produced 0.543 million ounces of gold. As of June 30, 2007, Beatrix had approximately 11,400 employees, including approximately 900 employed by outside contractors.

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

In general, the BXR occurs at depths of between 570 meters and 1,380 meters and the KKR occurs at depths of between 1,800 meters and 2,200 meters. Both the BXR and KKR reefs are markedly channelized and consist of multi-cycle, upward fining conglomerate beds with sharp erosive basal contacts. A general east-west trending pay-zone, some 500 to 800 meters wide, has been identified east of Shaft No. 4 and is known as the main channel Zone 2. In addition, surface exploratory drilling, including two surface boreholes completed in fiscal 2007, and underground development has confirmed the reserves to the south of Beatrix’s Shaft No. 4 main channel in Zone 5, which now represents the majority of the reserves at the operation. Ongoing development and underground exploration drilling has continued over the past fiscal year so that all facies and structures have been updated and layouts and planning adapted. All new information is used as part of customary mine planning practices.

Mining

In fiscal 2005, Gold Fields implemented a restructuring project at Beatrix to improve operational efficiencies and reduce costs. As a result, Beatrix is now managed as three operational sections: the North Section (comprising Shaft No. 3 and the lower levels of Shaft No. 1), the South Section (comprising Shaft No. 2 and the upper levels of Shaft No. 1) and the West Section (comprising Shaft No. 4). This operational structure remained in place for fiscal 2007 and is not expected to change.

Mining at Beatrix is based upon the scattered mining method. Shaft Nos. 1, 2 and 4 are the primary sources of production at present, but over time Gold Fields expects mining concentration to shift to Shaft No. 3 as well as Shaft No. 4. During fiscal 2007, management focused on increasing development volumes at all shafts to provide future mining flexibility, orebody definition and grade management. This resulted in a 22% increase in main development volumes at Beatrix in fiscal 2007, as compared to fiscal 2006. This emphasis on development volumes is planned to continue in fiscal 2008.

Overall stoping volumes at each mining section increased marginally, by approximately 2.5%, between fiscal 2006 and 2007. Development was significantly higher in fiscal 2007 due to an increased number of development crews and additional management focus on improving mineable reserves for the mine. Beginning in fiscal 2006, new schedules of routine activities for mining employees and methodologies that reduce the amount of water needed to cool the area and minimize dust and improve gold recovery have helped maintain the mine call factor at all shafts. No shafts were closed or opened in fiscal 2007.

At the North Section in fiscal 2007, activity at Shaft No. 3 focused upon haulage development and initial stoping in order to build up production at the shaft and development and stoping volumes were in line with expectations. The power source being used at Shaft No. 3 for a variety of activities including drilling is primarily hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high-pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less electrical power usage.

Stoping volumes in the South Section met expectations, although increased frequency of faulting and grade variability contributed to a decrease in the amount and grade of gold mined in fiscal 2007.

There was moderately improved performance at Shaft No. 4 in fiscal 2007 due to improved ventilation and logistics, and consistent grade and volumes at the KKR. The KKR, which was historically characterized as being a highly erratic reef structure, is tending to exhibit greater reef consistency in Zone 5. Stoping and development, coupled with continued underground exploration drilling programs, continued to define and support the higher grade Zone 5 area model. Stoping and main development volumes at the West Section were in line with expectations in fiscal 2007, as a result of an increased number of development crews and the consequent increase in mineable reserves. Shaft No. 4 was impacted in fiscal 2007 by geological structure delays, adverse ground conditions and the impacts of swelling of ground clay due to water absorption on access tunnels at the West Section, the effects of which were limited by remedial action.

In fiscal 2007, ongoing improvements were made to haulage tracks and ventilation conditions, largely through the installation of new bulk air coolers. New locomotives and rolling stock were purchased. These improvements and purchases across the mine are part of a project to increase logistics capacity and support future mining volumes, and they are expected to continue in fiscal 2008. Lower grade and marginal mining activities continued to be curtailed at Beatrix in fiscal 2007, despite the increasing gold price, as the mine plans to maintain operating margins. Where appropriate, localized sections of lower grade material were extracted on an incremental basis at the South Section, and this will continue in the future.

Beatrix requires cooling infrastructure to maintain comfortable conditions for workers at depth. The Beatrix West Section has a refrigeration plant installed on its surface, which provides chilled water to bulk air coolers on surface and mid-shaft to the West Section’s primary sub vertical shaft, Shaft No. 4. Presently, this cooling system at Shaft No. 4 extends into Zone 5, where Gold Fields installed two bulk air coolers during fiscal 2007. The surface bulk air cooler project at Shaft No. 3 was completed during the third quarter of fiscal 2007 to provide additional cooling capacity. It became operational during the first quarter of fiscal 2008. This bulk air cooler will be serviced by the surface refrigeration plant installed at Shaft No. 1.

Based on the higher gold price received and in anticipation of improving gold prices in the longer term, a number of incremental expansion opportunities are being examined at Beatrix. For example, work is being done on the Vlakpan project area, which involves an extension of Beatrix on lower levels with access via the infrastructure of Shaft No. 1 and Shaft No. 3, which will continue in fiscal 2008. Under current plans, mining of this area would be expected to commence in fiscal 2009. Additionally, a dip down extension project to access ground below the bottom level of Shaft No. 3 is under way and mining of this area would be expected to commence in fiscal 2010.

Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,
	2005(1)	2006(1)	2007
Production
Tons (‘000)	4,181	3,551	3,590
Recovered grade (g/t)	4.6	5.2	4.7
Gold produced (‘000 oz)	624	596	543

Results of operations ($ million)
Revenues	264.5	312.9	344.9
Total production costs(2)	267.6	253.3	247.5
Total cash costs(3)	220.0	210.8	205.6
Cash profit(4)	44.5	102.1	139.3

Cost per ounce of gold ($)
Total production costs	429	425	455
Total cash costs	352	354	378

Notes:

(1)	Amounts for fiscal 2005 and 2006 have been adjusted due to the change in accounting principle regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

The increase in tonnage milled from fiscal 2006 to fiscal 2007 was primarily due to the slight increase in production stoping volumes, higher tonnages from the recovery of vamping and sweeping tonnages and a small increase in stoping width. Gold production, however, was lower in fiscal 2007 and the overall recovered grade in fiscal 2007 decreased due to slightly lower stoping grades and the impact of the lower mine call factor at the North and South Sections in the second half of fiscal 2007. The lower mine call factor at the North and South section was offset in part by higher mine call factor values at the West section.

Recovered grade increased in fiscal 2006 primarily due to a cessation of low grade surface material processing and an improvement in quality factors, such as a slight reduction in stoping width, less dilution from shortfall sources and an increase in the mine call factor. Tonnage milled decreased in fiscal 2006, primarily due to the cessation of surface dump treatment, reduced stope widths and reduced shortfall, which means the amount by which reef tonnage hoisted exceeded tonnage broken. Gold produced decreased in fiscal 2006 due to lower stoping volumes, the impact of employee strikes in August 2005 and an overall decrease in the mined grade. However, the lower mine grade was offset in part by increased production volumes from sweepings and vamping, which improved the mine call factor and recovered grade in fiscal 2006.

The increase in total cash costs and total production costs per ounce of gold from fiscal 2006 to fiscal 2007 resulted primarily from the reduced gold produced and the increase in labor costs.

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

Beatrix embarked on a focused training course and awareness campaign on fall of ground accidents in March 2006. Since the introduction of this campaign, there has been a significant lessening of these types of accidents. This campaign includes miner training, hazard awareness, increased supervision and early stope entry examinations. Methane hazard awareness training is ongoing. During fiscal 2007, Beatrix mine was audited against the requirements of the OHSAS 18001 and received accreditation in the first quarter of fiscal 2008.

There were a total of five underground fires in fiscal 2007, two of which occurred at Beatrix North and three at Beatrix South. None of these fires materially affected production. As part of the operating requirement for hazardous locations on the mine, all relevant areas are equipped with methane, velocity and/or ventilation door sensors, which are electronic devices that indicate if a ventilation door is open and if air flow is affected. These sensors are connected to the mine’s electronic telemetry system. Furthermore, all critical fans are connected to the telemetry system and, in certain instances, equipped with localized alarms. These safety systems are monitored on a 24-hour basis from a central control room from which action is taken in the event of alarm.

The serious injury frequency rate for fiscal 2007, 2006 and 2005 was 4.02, 4.37 and 4.72 serious injuries for every million hours worked, respectively. In fiscal 2007, the fatal injury frequency rate decreased to 0.13 fatalities for every million hours worked, as compared to 0.24 fatalities for every million hours worked in fiscal

2006. The fatal injury rate for fiscal 2005 was 0.10 for every million hours worked. Although Beatrix achieved one million fatality-free shifts in fiscal 2007, there were four fatalities at its operations in fiscal 2007, as compared to seven fatalities at Beatrix in fiscal 2006. Beatrix experienced no shaft closures for any length of time in fiscal 2007 or to date in fiscal 2008 due to accidents. To date in fiscal 2008, there have been two fatalities at Beatrix.

Production was not affected by any local or national strikes or labor slowdowns in fiscal 2007. Shaft No. 4 was closed for two days in November 2007 due to factional fighting associated with union elections. There were no interruptions to production in fiscal 2007 due to operational causes. On December 4, 2007, there was a one-day, industry-wide work stoppage in South Africa that affected the Beatrix operation. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa.”

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	170,000
No. 2	170,000
No. 3	180,000
No. 4	180,000

Assuming that Gold Fields does not increase or decrease reserves estimates at Beatrix and that there are no changes to the current mine plan, Beatrix’s June 30, 2007 proven and probable reserves of 8.2 million ounces of gold will be sufficient to maintain production through to approximately fiscal 2020. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2007, for each of the plants at Beatrix:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2007	Approximate recovery factor for the year ended June 30, 2007(2)
				(tons/month)	(tons/month)
No. 1 Plant	1983	SAG milling	CIL treatment	260,000	240,600	96%
No. 2 Plant	1992	SAG milling	CIP treatment	150,000	58,600	96%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

In fiscal 2007, the Beatrix plants collectively extracted approximately 96% of gold contained in ore delivered for processing, which is the same percentage extracted in fiscal 2006. In fiscal 2004, Gold Fields installed a Knelson concentrator at the No. 1 Plant which removes gold earlier in the metallurgical process. A gravity concentrating circuit, which was commissioned in November 2006, was installed at No. 2 Plant in order to reduce locked up gold in the mills and to improve the overall recovery. These improvements to capacity are expected to remain effective going forward.

None of the metallurgical plants or facilities were upgraded or temporarily or permanently closed in fiscal 2007, and normal routine maintenance and repairs were carried out as part of regular asset management. No major expansion or upgrades are currently planned.

Capital Expenditure

Gold Fields spent approximately $83 million on capital expenditures at the Beatrix operation in fiscal 2007, primarily on the refrigeration project at Shaft No. 3, including bulk cooling infrastructure and pumping capacity, hydropower equipment, conversion of current accommodation for employees and ore reserve development. Gold Fields expects to spend approximately $77 million on capital expenditure at Beatrix in fiscal 2008, primarily on off-reef development, improvements to rail infrastructure from high volume stoping areas and the continuing infrastructure development at Shaft No. 3.

South Deep Operation

Introduction

Gold Fields acquired control of South Deep on December 1, 2006. South Deep is situated adjacent to Kloof, in the Gauteng Province of South Africa. South Deep operates under a mining license with a total area of approximately 3,566 hectares. It is engaged in underground mining and surface rock dump processing and is comprised of two operating shaft systems, the South Shaft Complex and the South Deep Twin Shaft Complex, and one metallurgical plant. The South Shaft Complex includes a main shaft and three sub-vertical (SV) shafts; SV 2 is used to hoist rock with SV 3 being used to move personnel and materials. The South Deep Twin Shaft Complex consists of a single barrel main shaft and adjoining ventilation shaft. Both shaft complexes operate at depths between 1,510 meters and 3,220 meters below surface. The South Deep operation has access to the national electricity grid, water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the seven months ended June 30, 2007, South Deep produced 0.163 million ounces of gold. As of June 30, 2007, South Deep had approximately 6,458 employees, including approximately 1,819 employed by outside contractors.

History

The current South Deep operations derive from the Barrick Gold—Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in second and third quarter of fiscal 2007. The Barrick Gold—Western Areas Joint Venture is now named the South Deep Joint Venture.

Geology

Gold mineralization at South Deep is hosted by conglomerates of the Upper Elsburg reefs and the VCR. The Upper Elsburg reefs sub-crop against the VCR in a north-easterly trend, which defines the western limits of the Upper Elsburg reefs. To the east of the sub-crop, the Upper Elsburg reefs are preserved in an easterly diverging sedimentary wedge attaining a total thickness of approximately 120 meters, which is subdivided into the lower “Individuals” and the overlying “Massives.” To the west of the sub-crop, only the VCR is preserved.

The stratigraphic units at South Deep generally dip southward at around twelve to fifteen degrees and the gold-bearing reefs occur at depths of 1,500 meters to 3,500 meters below surface. The gold grade generally decreases within a reef unit, gradually toward the east away from the Upper Elsburg Reef sub-crop, as sedimentary parameters influence the overall tenor of the reefs in the distal environment.

The north–south trending “normal” West Rand and Panvlakte faults, which converge on the western side of the lease, are the most important large-scale faults in the area and form the western limit to gold mineralization for the mine.

Mining

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

The VCR is mined by conventional longwall mining methods, whereas the Upper Elsburgs are mined by a variety of methods including conventional narrow reef stoping, long hole open stoping and mechanized mining (drift-and-fill and drift-and-benching). South Deep’s workings are at depth, and therefore require significant cooling infrastructure.

Following a shaft accident in the South Deep Twin Shaft Complex Main Shaft in May 2006 which required the shaft to be closed, the main shaft of the South Deep Twin Shaft Complex was re-commissioned in January 2007, ahead of schedule and without a single lost time injury. In addition, a fire that started in August 2006 and took until late December to bring under control caused several portions of the mine to be temporarily closed. The impact of the fire has adversely affected the production build-up.

South Deep remains, at present, a developing mine with large sections of its infrastructure, especially at lower levels, incomplete. The ramping up of production was affected by high staff turnover in the mechanised mining section of the mine which contributes 70% of the ore mined. These staff skills are highly sought after by other trackless miners and the construction sector. Remuneration adjustments were made by year-end to attract and retain such staff. The trackless section has returned to the full three-shift cycle. Discussions are underway with the Gold Fields Business and Leadership Academy, or GFBLA, to invest in trackless training simulators to reduce the future risk of skills attrition.

The integration of the South Deep administrative, management and IT systems into the Gold Fields systems was scheduled to be completed by December 2007 and some synergies have been achieved. The South Deep Twin Shaft Complex ventilation deepening project and installation of infrastructure were also delayed due to the logistical reorganization associated with the recommissioning of the South Deep Twin Shaft Complex. A shortage of civil engineering staff experienced by contractors also exacerbated the situation.

In the second half of fiscal 2007, a 95-level workshop was commissioned, which allows the commencement of long hole open stoping. At full production, this should provide an additional 150,000 tons of marginal Elsburg ore per quarter to supplement current ore production. Moving forward, the focus will be on developing the pumping and rock-handling infrastructure below 95-level and the completion of the 94-level refrigeration project, which should allow the expansion of mining at the lower levels. Mechanized de-stress and backfill programs are being put in place to counter the risk of increased seismicity at these lower levels.

Gold Fields technical expertise is being employed to revisit mine planning and orebody optimization over the mine life. Gold Fields believes that portions of the South Deep orebody could be accessed using the Kloof infrastructure. This could have the potential of increasing the rate at which the South Deep orebody is mined, as well as reducing the unit cost of mining at both Kloof and South Deep. In addition Gold Fields intends to seek to identify other operational synergies between the two operations, which could include the provision of technical and financial services, the utilization of surface infrastructure such as workshops and offices, the procurement of consumables and supply chain management.

Detailed below are the operating and production results at South Deep for the seven-month period from December 1, 2006 to June 30, 2007 (the period of Gold Fields’ ownership of the mine in fiscal 2007).

Seven months ended June 30, 2007
Production
Tons (‘000)	1,104
Recovered grade (g/t)	4.6
Gold produced (‘000 oz)(1)	163

Results of operations ($ million)
Revenues	107.9
Total production costs(2)	118.6
Total cash costs(3)	98.9
Cash profit(4)	9.0

Cost per ounce of gold ($)
Total production costs	714
Total cash costs	595

Notes:

(1)	In fiscal 2007, production is reported from December 1, 2006, the date on which Gold Fields effectively acquired the mine.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

South Deep is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety issues facing South Deep underground operations include seismic induced falls of ground, seismicity and rock temperatures. A fall of ground prevention campaign, which was started by Gold Fields during the second half of fiscal 2007, has reduced such incidents but has highlighted the need to focus on slip and fall risks.

In the seven months ended June 30, 2007, the serious injury frequency rate was 4.03 injuries for every million hours worked and the fatal injury frequency rate was 0.13 fatalities for every million hours worked. There was one fatality at the South Deep operation in the seven months ended June 30, 2007 and, in fiscal 2008, there has been one fatality.

Production was not affected by any local or national strikes or labor slowdowns in fiscal 2007. There were no interruptions to production in fiscal 2007 or to date in fiscal 2008 due to operational causes. On December 4, 2007 there was a one-day, industry-wide work stoppage in South Africa that affected the South Deep operation. See “Directors, Senior Management and Employees—Employers—Labor Relations—South Africa.”

The ISO 14001:2004 Environmental Management System implementation is on track and certification is anticipated during calendar 2008. There was a return water dam overflow during August 2007 as a result of insufficient dam capacity during the cleanup of one of the compartments of the dam. The solution was neutralized as a precautionary measure through the addition of ferrous sulphate.

The total shaft hoisting capacities of South Deep are detailed below.

Shaft System	Hoisting capacity
(tons/month)
Twins Main	202,000
SV2	164,000
South Shaft	164,000

Gold production for the seven months to June, 2007 amounted to 0.163 million ounces, which included both underground and surface sources. The underground grade recovered was 6.2 grams per ton for the same period. Assuming that Gold Fields does not increase or decrease reserves estimates at South Deep and that there are no changes to the current mine plan at South Deep, South Deep’s June 30, 2007 proven and probable reserves of 30.4 million ounces will be sufficient to maintain production through approximately fiscal 2049. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine. Moreover, Gold Fields is still evaluating the reserve position at South Deep following its acquisition of the mine during fiscal 2007, and these reserves are included in the Independent Review Panel report dated December 31, 2005, but updated by Gold Fields to June 30, 2007 for mining depletions.

Processing

All processing at South Deep is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the seven months ended June 30, 2007 for the plant:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the seven months ended June 30, 2007	Approximate recovery factor for the seven months ended June 30, 2007(2)
				(tons/month)	(tons/month)
Twin Shaft Plant	2002	SAG and ball milling	Leach, CIP treatment with elution and electro winning	220,000	158,000	97%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

During fiscal 2007, between 12% and 33% by mass of the annual tons milled reported underground as backfill. The current backfill plant has the capacity to recover 48% by mass of the tons milled as backfill product. Deposition rates on the current residue disposal facilities is limited to 170,000 tons per month. The design for a new residue disposal facility for South Deep has been completed and construction is due to start in early 2008. Gold Fields expects it will take four years to complete the construction program and two years before residue can be diverted to the new dam, at a reduced rate initially.

The previous owners of South Deep completed a feasibility study which aims to increase mine throughput from the current design of 200,000 tons per month to 330,000 tons per month. This includes increasing hoisting capacity at the South Deep Twin Shaft Complex, increasing ventilation and refrigeration capacity, increasing backfill capacity and modifying the metallurgical plant and tailings disposal sites. Included in the feasibility study is the completion of all ancillary infrastructure below 95 level at the South Deep Twin Shaft Complex and the development to ore positions on 100,105 and 110 levels. Gold Fields is advancing the activities as laid out in the feasibility study.

Capital Expenditure

Post-acquisition, through the end of fiscal 2007 Gold Fields spent approximately $23 million, primarily on the Twin Shaft ventilation deepening project, the 94-level refrigeration plant and the design of the new slimes dam.

Gold Fields expects to spend approximately $136 million on capital expenditure at South Deep in fiscal 2008, primarily on development and equipping below level 95, increasing ventilation and refrigeration capacity and surface exploration drilling.

Ghana Operations

The Ghana operations are comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

Gold Fields Ghana, which holds the interest in the Tarkwa mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the government of Ghana.

The Tarkwa mine is located in south-western Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000, together with two heap leach facilities, referred to as the North Plant and the South Plant. A new SAG mill and CIL plant commenced continuous operations at the Tarkwa property in November 2004. The Tarkwa mine operates under mining leases with a total area of approximately 20,800 hectares. It currently conducts only surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields’ agreement with the government of Ghana. The Tarkwa mine has access to the national electricity grid, water, road and railroad infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 140 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road. In the fiscal year ended June 30, 2007, Tarkwa produced 0.697 million ounces of gold, of which 0.496 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of June 30, 2007, Tarkwa had approximately 3,800 employees, including approximately 2,200 employed by outside contractors.

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

Mining

The existing surface operation currently exploits narrow auriferous conglomerates from four pits, namely Pepe, Akontansi, Teberebie and Kottraverchy. A fifth pit, West Hill, was fully depleted in February 2007. Two additional pits, Atuabo and Mantraim, which have previously been mined by Gold Fields, are temporarily inactive, but both are planned to be reactivated within the next few years pending the relocation of an electrical sub-station which lies on the edge of the current allowed blast radius and as adjacent active pits are expanded to join them.

Tarkwa uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in steps of six meters (or in some cases three meters) with the ore loaded into 144-ton dump trucks.

Tarkwa currently presents no unusual challenges beyond those faced at most open pit and heap leaching mining operations, including variations in amenability of ores to leaching. However, harder ores are expected at Tarkwa which could reduce throughput at the two heap leach facilities. As yet, throughput has not been affected, but heap leach recoveries have declined from fiscal 2006. The primary operational challenges include managing effective grade control, lowering operating costs, optimizing throughput in the plant operations and managing gold-in-process on heap leach pads (that is, gold in the processing circuit that is expected to be recovered during or after operations).

Gold Fields took over the mining activities previously performed on a contract basis by African Mining Services (Ghana) Pty Ltd, or AMS, in the first quarter of fiscal 2005, having purchased its own mining fleet of equipment during the latter half of fiscal 2004. The transition from contractor mining to owner mining went smoothly, with Gold Fields re-engaging the majority of the AMS operators. Additionally, Gold Fields continued to operate at Tarkwa under maintenance and repair contracts with its major equipment suppliers, which were agreed upon in 2004 and have a five-year term. Engineering & Projects Company Limited, a South African company, has been contracted through an alliance agreement to expand the existing CIL Plant to handle one million tons per month. Engineers & Planners Company Limited, a Ghanaian company, was contracted in fiscal 2007 to construct a heap leach pad expansion and to assist in soft topsoil waste mining. Another contractor, P.W. Ghana Limited, was hired to commence work on July 1, 2006 to accelerate stripping in the Teberebie pit in order to guarantee adequate hard ore for the SAG mill. This contractor completed this phase of the work in January 2007 and, in early 2007, after purchasing new mining equipment, Gold Fields took over the stripping operation from the contractors.

Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,
	2005	2006	2007
Production
Tons (‘000)	19,633	21,487	22,639
Recovered grade (g/t)	1.1	1.0	1.0
Gold produced (‘000 oz)(1)	677	709	697

Results of operations ($million)
Revenues	287.5	373.0	444.8
Total production costs(2)	196.1	248.2	302.6
Total cash costs(3)	156.9	212.6	263.6
Cash profit(4)	130.6	160.4	181.2

Cost per ounce of gold ($)
Total production costs	290	350	434
Total cash costs	232	300	378

Notes:

(1)	In fiscal 2005, 2006 and 2007, 0.481 million ounces, 0.504 million ounces and 0.496 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

In fiscal 2007, overall ore tonnage increased compared to fiscal 2006 levels as CIL production increased as a result of continuous improvement initiatives. Total ore and waste mined increased as additional equipment was added to provide the amount of life of mine waste strip mining required to open sufficient ore reserves for mining. Compared to fiscal 2006 levels, ounces of gold produced at Tarkwa decreased slightly in fiscal 2007 because of expected lower recoverable head grade. Total cash costs per ounce of gold increased approximately 10% during fiscal 2007, primarily due to the decreased recoverable grade and rising fuel (including diesel to run the generators), cyanide, cement and steel prices, higher fleet maintenance costs and an increase in the level of waste stripping and increased power costs.

Of significance in fiscal 2007 were the changes made to the electricity supply arrangements as a result of the energy crisis in the country following poor rainfall and the depletion of the Akosombo dam to below the minimum operating level required to operate the hydro generation facility. As a result, in August 2007 a load shedding regime was put in place by the government of Ghana, which called for commercial and domestic consumers to reduce their offtake by a specified percentage of their average consumption. This percentage varied between 25% and 50% from August to December 2006 and then remained constant at 25% for the period from January to June 2007. In order to maintain production levels at both the Tarkwa and Damang operations while adhering to the load shed requirements, Gold Fields decided to run the on-site diesel generation facilities at both mines. Because the larger generating capacity of Gold Fields’ on-site generating facilities is located at Damang, Tarkwa, with the agreement of the Volta River Authority (the government-owned utility), or the VRA, made a smaller reduction in demand while Damang made a larger reduction, relying more heavily on the on-site generation facilities. As a result, Damang used 82% of the total self-generated electricity. The cost of generation over this period amounted to $11.4 million, which was allocated proportionally between Tarkwa and Damang. Through discussions at the Ghana Chamber of Mines, it was agreed that on-site generation was not a sustainable solution. As a result, the four largest mining companies in Ghana formed a consortium and agreed to jointly fund the construction of an 80MW power plant, known as the Mining Reserve Plant, or MRP, to guarantee electricity supply into the future. The basis of the arrangement was that 25% of the funding would be provided by each consortium member, that the consortium would in addition pay an operations and maintenance contractor to maintain and run the plant for one year, that the MRP would be handed over to the VRA for it to ultimately manage and operate and, in exchange, the consortium would be protected from any future load shedding requirements up to the installed capacity of the MRP.

In October 2007 the load shedding requirement for the consortium members was reduced from 25% to 10%, with an indication that it would be removed entirely as from January 1, 2008. To achieve the new 10% target, Gold Fields has decided to find ways of improving energy efficiency rather than continuing with costly on-site generation or using power generated from the MRP. A 35% increase in the electricity tariff became effective on November 1, 2007. This increase is primarily attributable to the need for re-investment in the energy sector through new projects and upgrades.

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

Assuming that Gold Fields does not increase or decrease reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s June 30, 2007 proven and probable reserves of 12.2 million ounces (8.7 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations) will be sufficient to maintain production through approximately fiscal 2022. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occur. Tarkwa had no fatalities in fiscal 2007 and had one fatality in fiscal 2006. To date in fiscal 2008, there have been three fatalities at Tarkwa. The overall safety record at Tarkwa has improved during the last three years due to the introduction of the Occupational Health and Safety Assessment Series 18001, which is an international occupational health and safety management system standard. The serious injury frequency rate for fiscal 2007, 2006 and 2005 was 0.0, 0.1 and 0.2 serious injuries for every million hours worked, respectively. The fatal injury frequency rate for fiscal 2007 was 0.0 fatal injuries for every million hours worked and for each of 2006 and 2005 it was 0.1 fatal injuries for every million hours worked. There were no material work stoppages during fiscal 2007 or to date in fiscal 2008. The mine is also certified to the ISO 14001 standard in terms of its environmental management system.

Processing

Tarkwa’s ore can be processed either using conventional heap leach techniques with acceptable recoveries or SAG milling with a CIL plant. The current operation incorporates two separate heap leach circuits, the North Plant and the South Plant, and a new SAG mill plant which was commissioned in 2004. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2007, for each of the plants at Tarkwa:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2007	Approximate recovery factor for the year ended June 30, 2007(2)
				(tons/month)	(tons/month)
CIL Plant	2004	SAG milling	CIL treatment	350,000	468,300	96%
North Plant Heap Leach Facility	1997	Multiple stage crushing and screening process and agglomeration	Heap leach(3) with AD&R treatment	810,000	870,100	83%
South Plant Heap Leach Facility	1992	Multiple stage crushing and screening process and agglomeration	Heap leach(3) with AD&R treatment and electrowinning	530,000	548,100	69%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of about 64% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

The SAG mill and CIL plant were commissioned in early fiscal 2005 and consistently exceeded nameplate capacity during fiscal 2006 and 2007. The amount of tonnage treated at the heap leach facilities rose slightly in fiscal 2007 as a result of continuing improvements to both the North and South Plants. Expansion of the North Plant heap leach pads commenced during the third quarter of fiscal 2007. The CIL plant processed 5.6 million tons in fiscal 2007, as compared to 4.7 million tons in fiscal 2006. An expansion project commenced in the fourth quarter of fiscal 2007 which is expected to increase the capacity of the CIL Plant to one million tons per month. This expansion project is expected to be completed during September 2008.

Capital Expenditure

Gold Fields spent approximately $83 million on capital expenditure at the Tarkwa operation in fiscal 2007, primarily on construction of the North Plant heap leach pad, CIL Plant expansion, replacement and expansion of mining equipment and the MRP. Gold Fields has budgeted approximately $147 million for capital expenditure at Tarkwa for fiscal 2008, principally for the CIL Plant expansion, further expansion of the North Plant heap leach pad, and additional mining equipment.

Damang Mine

Introduction

Abosso, which owns the interest in the Damang mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10% by the Ghanaian government, mirroring the shareholding structure of Gold Fields Ghana.

The Damang deposits are located in the Wassa West District in south-western Ghana approximately 360 kilometers by road west of Accra and approximately 30 kilometers by road northeast of the Tarkwa mine. The Damang mine consists of an open pit operation with a SAG mill and CIL processing plant.

Damang operates under a mining lease with a total area of approximately 8,100 hectares. The Damang mine has access to the national electricity grid and water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 200 kilometers away by road in Takoradi, or from Accra, which is approximately 360 kilometers away by road. In the fiscal year ended June 30, 2007, the Damang mine produced 0.188 million ounces of gold, of which 0.134 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso. As of June 30, 2007, Damang had approximately 1,000 employees, including approximately 700 employed by outside contractors.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on January 23, 2002.

Geology

Damang is located on the Damang Anticline, which is marked by Tarkwaian metasediments on the east and west limbs, around a core of Birimian metasediments and volcanics. Gold in the Tarkwaian metasediment and volcanics is predominantly found in the conglomerates of the Banket Formation and is similar to the Witwatersrand in South Africa; however, at Damang, hydrothermal processes have enriched much of this paleoplacer mineralization. Within the region, the contact between the Birimian and Tarkwaian metasediment and volcanics is commonly marked by zones of intense shearing and is host to a number of significant shear hosted gold deposits including Prestea, Bogoso, and Obuasi.

Paleoplacer mineralization occurs on the west limb of the anticline at Abosso, Chida, and Tomento, and on the east limb of the anticline at the Kwesie, Lima, Lima South, Bonsa North and Bonsa locations. Hydrothermal enrichment of the Tarkwaian paleoplacer occurs at the Rex, Amoanda, and Nyame areas on the west limb and the Damang and Bonsa areas on the east limb.

Mining

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in six-meter benches, which are then combined to form steps of three meters with the ore and waste loaded into 100-ton dump trucks. The primary operational challenges include managing effective grade control, lowering operating costs, managing groundwater and geotechnical issues at the Damang Pit Cut Back, or DPCB, and maintaining adequate and timely supply of appropriate plant feed blend. There were no material stoppages to the mining operations during fiscal 2007. However, there were interruptions to the crushing operation due to mechanical and electrical problems on the primary crusher.

During fiscal 2007, the Amoanda, DPCB and J2SW pits were the high-grade fresh ore feed sources to the plant. The Amoanda pit was fully depleted by the end of the first quarter of fiscal 2007. The J2SW pit was the south extension of the DPCB and was fully depleted during the fouth quarter of fiscal 2007. Mining continued at Tomento during fiscal 2007. Of the five Tomento pits, two were fully depleted in fiscal 2007 and two are currently the main oxide ore feed source to the plant. A greater proportion (95%) of the Tomento pit 4 material has changed from soft (oxide) to hard (fresh) material and mining activities continued at this pit to supplement the high-grade fresh ore from the DPCB and the oxide ore from Tomento pits 1 and 2. The Kwesie North pit, which was a back-up pit for oxide supply to the plant, was fully depleted by the end of the fourth quarter of fiscal 2007.

The DPCB waste stripping continued in fiscal 2007. Approval was sought for additional expenditure over the life of the pit. The expenditure, which is projected to increase compared to the original forecast due to the increase in mining volumes and increasing AMS contract rates, is required for the continued development of the DPCB. In addition, a scoping study to evaluate the underground mining potential at Abosso Deeps, an area at the southern end of the Damang lease area near the old Abosso underground mine, has been drafted. Further study into the feasibility of utilizing manual mining method is currently underway.

The development of Damang’s several satellite pits has increased the size of the mine extensively, requiring compensation payments and in some cases the resettlement of affected landowners. During fiscal 2004 and 2005, the Kwesi-Lima, Amoanda and Tomento North resettlement projects were implemented, affecting 192 households in the area. In fiscal 2006, development at Lima South and Tomento involved the resettlement of a further 55 households. A total of approximately 60 households were resettled in fiscal 2007. The impending commencement of the Tomento East pit is expected to require resettlement of approximately 36 households in that area.

Following Gold Fields’ acquisition of this mine in January 2002, an exploration program was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. The Rex pit may commence mining during fiscal 2010.

AMS performs a substantial proportion of the operations at Damang. In January 2006, AMS was awarded a six-year contract beginning June 25, 2005 to reflect the increased scope of works from mining the DPCB and the Damang satellite pits. AMS provides employees, supplies and equipment for mining at Damang, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract that is unavoidable or that is caused by any negligent act or omission of employees of Abosso or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Abosso can terminate its contract at any time; however, there are significant penalties associated with doing this particularly early on in the life of the contract. In the event of termination, Abosso is under no obligation to purchase any of the AMS equipment, although should AMS agree, it would have an option to purchase such equipment.

A different contractor, Engineers & Planners Company Limited, performs the ore haulage contract work at Damang, using 30-ton trucks to haul the material from the various satellite pits to the Run of Mine, or RoM, pad, which is the ore stockpile dump close to the crushing plant.

Detailed below are the operating and production results at Damang for the past three fiscal years.

	Year ended June 30,
	2005	2006	2007
Production
Tons (‘000)	5,215	5,328	5,269
Recovered grade (g/t)	1.5	1.4	1.1
Gold produced (‘000 oz)(1)	248	235	188

Results of operations ($ million)
Revenues	104.3	123.1	119.5
Total production costs(2)	74.9	105.0	113.1
Total cash costs(3)	69.9	101.5	112.2
Cash profit(4)	34.4	21.6	7.3

Cost per ounce of gold ($)
Total production costs	302	447	602
Total cash costs	282	432	597

Notes:

(1)	In fiscal 2005, 2006 and 2007, 0.176 million ounces, 0.167 million ounces and 0.134 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenue less total cash costs.

While various satellite pits were brought to production to offset the Damang pit depletion, the grade and gold production in fiscal 2007 decreased primarily due to depletion of the relatively high-grade fresh material from the Amoanda and J2SW pits. Total production and cash costs increased in fiscal 2007 due to increases in mining, haulage, fuel and consumable costs, together with expenditure incurred on the DPCB, which amounted to $23.4 million. Mill tonnage decreased due to 19 days of unplanned mechanical downtime on the primary crusher. The unplanned mechanical downtime was mainly due to the failure of a crusher bearing. The crusher is not a common make, and so time was required to find a matching bearing, deliver it to site and install it. Subsequently, the mine has ordered another bearing and other special one-off components so that if failure of these components occurs, similar downtime events can be avoided or minimized.

Damang has a back-up power generation facility that is owned and controlled by Damang. Similar to Tarkwa, Damang was required to reduce its power requirements from the main grid and in doing so replaced such power with self-generation, which it will continue to do until the MRP is fully operational. Where they are required to reduce demand from the national grid, Tarkwa and Damang will rely on the MRP for power first and then on their onsite generators.

The grade and gold production in fiscal 2006 decreased primarily due to completion of the relatively high-grade fresh material from the J2SE pit, which was adjacent to the Damang pit, and high-grade oxide from the Amoanda pit. Total production costs and cash costs increased in fiscal 2006 due to increases in mining, haulage, fuel and consumable costs, together with expenditure incurred on the DPCB, which amounted to $23 million. Optimization of the mill feed blend and plant set up allowed the Damang mine to treat more tonnage in fiscal 2006 than fiscal 2005. Mill tonnage increased due to a 1.7% increase in mill utilization and a slight increase in the hourly throughput rate. The Damang pit contains higher grade ore than the new pits and this higher grade pit was the primary contributor to production in fiscal 2006, before the cutback.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan at Damang, Damang’s June 30, 2007 proven and probable reserves of 1.5 million ounces (1.03 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations) will be sufficient to maintain production through approximately fiscal 2014. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002, including to date in fiscal 2008. The serious injury frequency rate at Damang for fiscal 2007, 2006 and 2005 was 0.0, 0.0 and 0.2 serious injuries for every million hours worked, respectively, reflecting improvement over the period. The Damang mine has introduced a management system in accordance with the Occupational Health and Safety Assessment Series, or OHSAS, 18001. The environmental management system at the mine is certified to the ISO 14001 standard. There were no strikes or material work stoppages at Damang in fiscal 2007 or to date in fiscal 2008.

Processing

All processing at Damang is provided by a single plant. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2007 for the plant.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2007	Approximate recovery factor for the year ended June 30, 2007(2)
				(tons/month)	(tons/month)
Main Plant	1997	Single stage crushing with SAG and ball milling	CIL treatment	383,000	439,100	92%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

Optimization of the Damang mill involves careful blending of hard and soft ores to maximize use of the milling circuit, which remains the constraint in this plant. Mining operations continue to focus on maintaining an appropriate plant feed blend.

Feasibility for the design and installation of a seventh CIL tank was completed in November 2005 and tenders were submitted in April 2006 for final costing. This project is near completion and is expected to be fully commissioned by the end of the second quarter of fiscal 2008.

Capital Expenditure

Gold Fields spent approximately $9 million on capital expenditures at the Damang mine in fiscal 2007, primarily on increasing capacity at a tailings storage facility, construction on the seventh CIL tank and development of the Tomento pits. Gold Fields has budgeted approximately $13 million of capital expenditure at Damang for fiscal 2008, primarily for continued work on increasing capacity at the tailings storage facility, completion of construction on the additional CIL tank and continued development of the new pits.

Australia Operations

When Gold Fields acquired the St. Ives and Agnew gold mining operations from WMC Resources Limited, or WMC, on November 30, 2001, part of the purchase consideration included Gold Fields agreeing to pay a royalty to WMC. Separate, but similar, royalties were payable for gold produced from the St. Ives and Agnew operations, calculated as follows:

•

4% of the net smelter returns for gold produced from St. Ives to the extent that cumulative production of gold from November 30, 2001 exceeded 3.3 million ounces, but subject to the average spot price of gold for the relevant quarter exceeding A$400 per ounce. A similar royalty was payable for gold production at Agnew but only for cumulative production of gold from November 30, 2001 in excess of 0.8 million ounces; and

•

a price participation royalty equal to 10% of the difference between the spot gold price and A$600 per ounce of gold in respect of all gold produced from the St. Ives and Agnew operations each quarter after November 30, 2001, subject to the spot price of gold exceeding A$600 per ounce.

On June 26, 2002, WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million. In July 2002, WMC sold its right to royalties from the St. Ives operation to Morgan Stanley. That royalty obligation remains in place.

During fiscal 2007, the increase in the gold price triggered the price participation royalty and for fiscal 2007 royalties of A$10,223,326 (approximately U.S.$8 million) were paid. It is expected that during fiscal 2008, total gold produced from St. Ives since November 30, 2001 will exceed 3.3 million ounces, potentially creating liability to pay the 4% net smelter return royalty.

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds mining leases covering a total area of approximately 87,400 hectares. St. Ives is both a surface and underground operation, with a number of open pits, three operating underground mines, one underground mine under development, a metallurgical plant and a heap leach facility. The St. Ives operation has access to the local electricity supplier and water, rail and road infrastructure, and needed supplies are trucked in locally from both Kambalda and Kalgoorlie. In fiscal 2007, St. Ives produced 0.487 million ounces of gold. St. Ives had a workforce of approximately 800 employees as of June 30, 2007, approximately 500 of whom were employed by outside contractors.

Gold production takes place over an extensive area at St. Ives, although it is mainly concentrated in a 30 kilometer corridor extending south-southeast from Kambalda across Lake Lefroy.

History

Gold mining began in the St. Ives area in 1897, with WMC commencing gold mining operations at St. Ives in 1980. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001.

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

Mining

St. Ives sources production from a variety of underground and surface operations, and has a heap leach facility which treats low and marginal grade ore and a mill that treats primary ore. The principal production sources in fiscal 2007 included the Leviathan and Argo underground mines together with the Mars, Thunderer and Delta North open pits. Gold Fields’ management expects the principal underground production sources in fiscal 2008 to be different from fiscal 2007, with the Leviathan underground mine ceasing production and the Belleisle underground mine commencing production together with the Cave Rocks underground mine. The primary open pit production sources are expected to shift in fiscal 2008, with the full depletion of the Thunderer and Delta North pits, which will be replaced by new open pits at Leviathan, North Revenge and Bahama. As many of the operations at St. Ives involve mining deposits on or under Lake Lefroy (which is a shallow salt pan that has water in it only intermittently), extracting ore requires construction of bunds and other earthworks to prevent water intrusion. Open pit operations use 180- to 250-ton excavators loading 150-ton trucks. Waste dumps are formed adjacent to the pits or, if practicable, waste is dumped in previously exhausted pits.

Argo Complex. Stoping activities at the Argo mine commenced in November 2003. The Argo underground mine operated below capacity during fiscal 2007, with the actual geometry of the ore bodies preventing the planned extractions sequences and some sections of the ore bodies failed to meet modeled grade expectations. However, the mined grade improved in the second half of the year, reflecting changes in mine design, sequencing and mining method, combined with revised ore body modeling. Margins were below expectations during fiscal 2007. Performance at Argo in fiscal 2008 is expected to result in significant improvements.

Greater Revenge Complex. Mining at the Greater Revenge Area commenced in 1989. The mines apply typical open pit and lake sediment mining methods. Further exploration and mine design updates resulted in extensions to the Agamemnon open pit during fiscal 2007. The North Revenge pit was fully depleted in the first half of fiscal 2008, with production from Agamemnon expected to continue into fiscal 2009.

Belleisle Underground Mine. The Belleisle deposit lies in the Greater Revenge area adjacent to the Mars open pit. Development of a decline tunnel commenced in the second half of fiscal 2007 to access the Belleisle ore body. Development is scheduled to continue throughout fiscal 2008 with commencement of ore production scheduled from the fourth quarter of fiscal 2008.

Leviathan Underground Complex. The Leviathan complex consists of three distinct underground areas: Sirius (fully depleted in fiscal 2005), East Repulse, and Conqueror. East Repulse commenced stoping operations in fiscal 2004 and mining continued throughout fiscal 2006 with delineation of additional production areas, enabling the mine life to be extended to the end of fiscal 2006. Some limited production is expected from the East Repulse area during fiscal 2008. Development of the Conqueror area began in late fiscal 2004 with water drainage and rehabilitation of old access areas. Development was further accelerated in fiscal 2005 and the area achieved targeted production levels during the course of fiscal 2006. Production from Conqueror remained strong throughout fiscal 2007. While production at Conqueror was scheduled to cease at the end of fiscal 2007, it has continued at a reduced rate into fiscal 2008 and is expected to be completed during fiscal 2008. Gold Fields is continuing to explore opportunities for further extensions of mining operations within the Leviathan complex. However, the mining of the Leviathan open pit will restrict access to some parts of the Leviathan underground mine.

Thunderer Open Pit. Waste removal at the Thunderer open pit commenced in fiscal 2006 and continued through the first half of fiscal 2007. Ore production commenced in the first half of fiscal 2007, following the cessation of mining at the Mars open pit. The mine applies typical open pit and lake sediment mining methods. The deposit is located straddling the southern shore of Lake Lefroy to the east of the new Lefroy processing plant. The deposit is hosted underneath moderate depths of lake sediment and dunal sand cover. The Thunderer open pit is expected to be fully depleted in the second quarter of fiscal 2008.

Bahama Open Pit. Mining commenced at the Bahama open pit in the first quarter of fiscal 2007 with waste removal. This deposit is located in the middle of Lake Lefroy and to the immediate north east of the Santa Ana open pit, mined by WMC in the mid-1990s. The mine also applies typical open pit and lake sediment mining methods. The deposit mine was inundated twice during the waste removal phase of mining, delaying mining and resulting in a re-scheduling of the mining sequence to defer mining of ore until fiscal 2008.

Delta North Open Pit. Mining, in the form of waste removal, commenced at the Delta North open pit in the first quarter of fiscal 2007. This deposit is located near the shoreline of Lake Lefroy, at Delta Island. Mining of the deposit was completed during fiscal 2007, with both tonnage and grade exceeding expectations.

Cave Rocks. Cave Rocks is located approximately six kilometers to the west of the Kambalda West township and was previously an open pit mine in the mid-1980s. A feasibility study was completed during fiscal 2007, and mining of a series of three open pits commenced, producing a small quantity of ore in the last quarter of fiscal 2007. Mining of the open pits is scheduled to be completed during fiscal 2008. Development of an underground mine via a decline tunnel from the southern pit commenced in August 2007, with a second decline to be developed from the northern pit, which is expected to commence in November 2007. The underground mine will utilize open stoping methods to extract ore over an approximately four year period, with the first significant production expected to occur in the fourth quarter of fiscal 2008.

Leviathan Open Pit. The Leviathan open pit is based on the expansion of a pre-existing open pit located approximately two kilometers southeast of the Lefroy processing plant. Mining of the cut back commenced in the third quarter of fiscal 2007, with first ore production in the fourth quarter. The mine utilizes conventional shovel and truck mining practices; however, it has bulk mining zones, requiring less grade control drilling and enabling higher productivities to be achieved.

St. Ives’ “whole of lease” geological study incorporating shallow aircore drilling through to deep stratigraphic diamond drilling continued during fiscal 2007. This program incorporates follow-up exploration of identified targets. In addition, during fiscal 2007 exploration was advanced on a number of near mine extensions and new mine opportunities.

The complexity of the orebodies at St. Ives continued to present particular challenges to production levels and recovered grades in fiscal 2007. Refinement of the open pit and underground geological models was ongoing during fiscal 2007 as a result of additional drilling and reinterpretation of data and geology. The disruption caused to the mining sequence and schedule as a consequence of the delays experienced after the re-design of the Argo underground decline in fiscal 2006 further delayed St. Ives in its plans to reach some of the higher grade portions of the orebody, which were not accessed until the latter part of fiscal 2007. A significant reduction in mining dilution was achieved during fiscal 2007 in both the open pits and the underground mines.

The St. Ives production schedule requires that new open pit and underground mining sources are progressively accessed. The Bahama open pit began waste stripping during fiscal 2007 and it is expected that an extension to the Agamemnon and Pluton open pits, as well as Cave Rocks and Belleisle underground mines, will commence production during fiscal 2008. In addition, feasibility work for a new open pit and/or underground mine at Athena is expected to be undertaken. Based on the outcome of this feasibility study, mining of the deposit at Athena could commence in fiscal 2009.

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

Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at St. Ives under an alliance contract which was extended in January 2004 for a five year period. Leighton provides employees, consumables and equipment for mining ore and waste disposal. The contract is structured so that Leighton carries all the risk on plant and personnel performance with Gold Fields carrying the risk on costs through reimbursement. Leighton is reimbursed 100% of its direct costs and is given an additional amount for overhead costs. Payments above costs are contingent upon Leighton achieving certain key performance indicators. Under the terms of the contract, Leighton is liable for claims arising from any loss and/or damage related to the negligence, injury or death of its employees on the sites. Leighton is not liable for claims or loss resulting from the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

Detailed below are the operating and production results at St. Ives for the past three fiscal years.

	Year ended June 30,
	2005	2006	2007
Production
Tons (‘000)	6,332	6,690	6,759
Recovered grade (g/t)	2.6	2.3	2.2
Gold produced (‘000 oz)	527	497	487

Results of operations ($ million)
Revenues	221.4	260.8	310.4
Total production costs(1)(2)	231.6	242.2	286.8
Total cash costs(3)	176.9	171.9	202.6
Cash profit(4)	44.5	88.9	107.8

Cost per ounce of gold ($)
Total production costs	439	488	589
Total cash costs	336	346	416

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

From fiscal 2006 to fiscal 2007 there was a slight increase in tonnage at St. Ives with a slightly higher tonnage treated at the Lefroy Plant more than offsetting a small decrease in tonnage treated through the heap leach circuit. The reduced tonnage treated through the heap leach was a consequence of ongoing refurbishment of the crushing circuit and operational delays in stacking to infill small gaps in the heaps. Gold production declined from fiscal 2006 to fiscal 2007 primarily due to the lower grade of ores treated. In particular, the under-performance of the Argo underground mine in terms of tonnage mined and ore grade was a significant factor. Total cash costs in fiscal 2007 increased slightly as compared to fiscal 2006 due to the reduced gold production and rising input costs.

From fiscal 2005 to fiscal 2006 there was an increase in tonnage at St. Ives as a result of a full year of production from the new Lefroy Plant which achieved slightly better than nameplate capacity. Tonnage treated through the heap leach circuit declined slightly in fiscal 2006 due to work undertaken to upgrade the plant after St. Ives acquired the crushing circuit from the previous contractor in fiscal 2005. Gold production declined from fiscal 2005 to fiscal 2006 primarily due to the depletion of the large and higher grade Junction underground mine during fiscal 2005, which was effectively replaced by lower grade open pit ore during fiscal 2006. In addition, the East Repulse area within the Leviathan underground complex moved into the lower grade areas of its reserves as mining neared completion. Total cash costs in fiscal 2006 increased slightly as compared to fiscal 2005 due to reduced gold production and rising input costs.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan at St. Ives, St. Ives’ June 30, 2007 proven and probable reserves of 2.5 million ounces will be sufficient to maintain production through approximately fiscal 2013. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” Seismicity is the primary safety risk with mining increasingly occurring at depths below 500 meters. The risk is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. No fatalities were recorded in fiscal 2005, 2006, 2007 or to date in fiscal 2008. The serious injury frequency rate for fiscal 2007, 2006 and 2005 was 0.0, 0.0 and 0.4 serious injuries per million hours worked, respectively. St. Ives has a health and safety system that conforms to the requirements of OHSAS 18001 and is integrated with its ISO 14001 environmental management system. There were no strikes or material work stoppages at St. Ives in fiscal 2007 or to date in fiscal 2008.

Processing

The Heap Leach Facility treats low and marginal grade ore from St. Ives. The crushing and stacking for this plant was previously conducted by a contractor, Henry Walker Eltin Proprietary Ltd, or Henry Walker Eltin. Gold Fields bought Henry Walter Eltin’s crushing equipment, which forms part of the Heap Leach Facility, in fiscal 2005 and now does its own crushing and stacking. The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2007, for each of the plants at St. Ives:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2007	Approximate recovery factor for the year ended June 30, 2007(2)
				(tons/month)	(tons/month)
Lefroy Plant	2005	Single stage crushing and SAG milling	CIP	375,000	389,000	92%
Heap Leach Facility(3)	2000	Multiple stage crushing and screening process	Carbon absorption	167,000	174,000	52%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 60% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of about 60% of contained gold, equivalent to full recovery of all recoverable gold.

The Lefroy Plant was fully commissioned in February 2005 and is located on the south shore of Lake Lefroy, approximately 12 kilometers south of the township of Kambalda. The plant consistently achieved in excess of nameplate capacity throughout fiscal 2007 and optimization continued throughout the year to realize incremental improvements in throughput, costs and recovery.

During fiscal 2007, a number of improvements were made on the heap leach circuit after it was purchased from Henry Walker Eltin in fiscal 2005. In addition, an agglomeration drum, which should improve leaching performance of low grade oxide ores, was installed and began operation in the fourth quarter of fiscal 2007.

Capital Expenditure

Gold Fields spent approximately U.S.$76 million on capital expenditures at St. Ives in fiscal 2007, primarily on on-going development of underground operations at Argo and Belleisle and pre-strip waste removal at the Bahama and North Revenge open pits. Gold Fields has budgeted approximately U.S.$70 million for capital expenditure at St. Ives for fiscal 2008, which is principally earmarked for mine development. Development expenditures are expected to focus on the ongoing development of the Argo and Belleisle underground mines and commencement of development of the Cave Rocks underground mine.

Agnew

Introduction

Agnew is located 23 kilometers southwest of Leinster, approximately 375 kilometers north of Kalgoorlie in Western Australia. It holds mining leases covering a total area of approximately 61,602 hectares. Agnew is a surface and underground operation, with one open pit, one underground mine (exploiting numerous ore zones), and one metallurgical plant. Agnew has access to the local electricity supplier and road infrastructure. Less than 10% of the water requirement comes from local bores. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility. Supplies are generally trucked in from Perth or Kalgoorlie. In fiscal 2007, the operation produced 0.212 million ounces of gold. As of June 30, 2007, Agnew had approximately 300 employees, including approximately 200 who were employed by outside contractors.

History

Gold was discovered at Agnew in 1895 and has since been produced there intermittently. WMC acquired the operation in the early 1980s and commenced open pit mining operations in 1987.

Geology

The Agnew deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the West Australian Goldfields. In the Agnew area the greenstone belt consists of an older sequence of ultramafic flows, gabbros, basalts, felsic volcanics and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew deposits are located on the western limb of this anticline, and major deposits discovered to date lie on sheared contacts between stratigraphic units. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones.

Mining

The principal production sources in fiscal 2007 at Agnew were the Waroonga underground mining complex that comprises the Kim South and Main Lodes together with the Songvang open pit. Gold Fields expects the principal production sources in fiscal 2008 to be predominantly from the Waroonga underground mining complex. Mining of the Songvang open pit was completed in the first quarter of fiscal 2008. There is potential for production to be supplemented by ore from a trial mining project, which will be extracted from the Claudius orebody to confirm the feasibility study parameters.

Waroonga Complex. The Waroonga Complex currently includes underground mining of the Kim South and Main Lode deposits. Underground mining currently involves open stoping methods with cemented paste fill placed in mined out voids to improve ground stability, minimize waste dilution and maximize extraction of the reserve. Access to the orebody is through a decline tunnel which accommodates workers, materials and equipment. Ore production from the high grade Kim South deposit was less than anticipated due to the late commissioning of the paste fill plant, stope failures, ground rehabilitation works due to the deterioration of ground conditions in ore drives developed ahead of stoping and other operational delays resulting in lower tonnages mined. Production from the Main Lode was significantly below expectations due to the same causes. In fiscal 2007, exploration extended the life of Kim South by proving the continuation of the ore body with depth. In fiscal 2008, Gold Fields has scheduled the Kim South deposit to produce at consistent levels, but at a slightly lower rate and grade than fiscal 2007. It is anticipated that Main Lode production will increase significantly in tonnage and grade to give a balanced production profile to the complex for fiscal 2008.

Songvang Open Pit. The Songvang open pit, located 16 kilometers south of the Agnew metallurgical plant, commenced production during fiscal 2005. Mining during fiscal 2006 fell behind planned expectations due to the continuation of industry-wide shortages in labor with the requisite skills during the current resources boom and harder than expected ground conditions, which impacted equipment productivity. Additional drilling rigs were employed during fiscal 2007 together with technical input and improvements from site personnel and from the explosives supplier to improve blasting effectiveness. Mining equipment productivities increased as a consequence and the total volume mined exceeded expectations. The pit was completed early in fiscal 2008.

Claudius Underground Prospect. The Claudius underground prospect consists of a parallel extension to Agnew’s former Crusader and Deliverer underground mines. The infrastructure associated with the previous mining enabled the establishment, in fiscal 2005, of an exploration decline to the Claudius Prospect. Gold Fields deferred making a development decision on the project until fiscal 2007, due to the performance of the Kim underground deposit within the Waroonga complex, which exceeded expectations in fiscal 2005 and fiscal 2006. Assessment of the Claudius Prospect continued during fiscal 2007. A decision to mine a trial parcel of ore from Claudius to confirm the feasibility study assumptions was taken late in fiscal 2007. Development at that trial parcel commenced in early in fiscal 2008 and mining is expected to begin during fiscal 2008.

In fiscal 2006, Gold Fields executed an agreement with BMV Properties Pty Ltd, a subsidiary of Breakaway Resources Limited, or Breakaway. The previous joint venture agreements between the parties encompassing the Vivien deposit and the Miranda tenement package were replaced by an agreement in which Gold Fields is to be the registered tenement holder of all of the Vivien ground and the majority of the Miranda ground with all gold rights going to Gold Fields and all base metals rights going to Breakaway. Breakaway’s base metal rights are subject to Gold Fields’ right to a 2% royalty on future base metal production on the Miranda tenement. Although the agreement was executed in fiscal 2006, final settlement was dependent on the satisfaction of several outstanding conditions precedent, the principal one being the release of a third-party mortgage held over the tenements for gold and base metal royalties. By the end of fiscal 2006, the agreement of the third-party mortgage holder had been confirmed, but other third-party consents (principally pertaining to access rights) were yet to be obtained. Final settlement took place in the third quarter of fiscal 2007.

Fiscal 2008 exploration at Agnew is planned to focus on early stage prospects within the regional tenements, including the Miranda tenement package, while continuing to look at reserve extensions at existing mine operations and feasibility projects, in particular at the Kim South deposit and other targets within the Waroonga complex.

Leighton performs the surface mining at Agnew, under an alliance-style contract which commenced in August 2004. Please see “—St. Ives—Mining” for further information. Underground mining is performed by Byrnecut Mining Limited, or Byrnencut. Byrnecut provides employees, consumables and equipment for underground mining activities including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under the contracts which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Byrnecut is liable for claims arising from its performance or non-performance and any loss, damage or injury related to the presence of its employees on the sites. Byrnecut is not liable for claims or loss due to the mine owner’s negligence. Byrnecut is required to ensure that it and any subcontractors have adequate insurance. The current agreement was extended to May 23, 2007 during fiscal 2006 and negotiations regarding a further extension and scope increase were conducted at that time. In fiscal 2007, the terms of a three -year extension were agreed and formal ratification occurred in the first quarter of fiscal 2008.

Detailed below are the operating and production results at Agnew for the past three fiscal years.

	Year ended June 30,
	2005	2006	2007
Production
Tons (‘000)	1,170	1,323	1,323
Recovered grade (g/t)	5.6	5.2	5.0
Gold produced (‘000 oz)	212	222	212

Results of operations ($ million)
Revenues	89.3	116.1	136.3
Total production costs(1)(2)	69.1	72.4	98.2
Total cash costs(3)	49.4	59.7	84.7
Cash profit(4)	39.9	56.4	51.6

Cost per ounce of gold ($)
Total production costs	325	326	462
Total cash costs	233	268	399

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

In fiscal 2007, 1.3 million tons of ore were processed and 0.2 million ounces of gold were produced. Tons processed were the same as in fiscal 2006 and gold production was slightly lower than in fiscal 2006 due to the treatment of lower grade ores. Total cash costs increased during fiscal 2007, as the contribution from the higher cost Songvang open pit increased and open pit mining costs increased as the mine progressed into deeper and harder portions of the deposit.

In fiscal 2006, 1.3 million tons of ore were processed and 0.2 million ounces of gold were produced, compared to 1.2 million tons of ore in fiscal 2005. Tons processed and gold production were higher than fiscal 2005 due to improved productivity through the processing plant from systematic de-bottlenecking studies and actions, while maintaining ore grades at previous levels. The cessation of mining from the Crusader underground mine during fiscal 2005 was offset in fiscal 2006 by increased production from the Waroonga underground complex and improved grades from the Songvang open pit. Total cash costs increased during fiscal 2006, as the contribution from the higher cost Songvang open pit increased and open pit mining costs increased as the mine progressed into deeper and harder portions of the deposit.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew, Agnew’s June 30, 2007 proven and probable reserves of 0.6 million ounces will be sufficient to maintain production through approximately fiscal 2010. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew is engaged in underground mining, open pit mining and surface stockpile reclamation and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. There were no fatalities at Agnew in fiscal 2005, 2006, 2007 or to date in fiscal 2008. The serious injury frequency rate for fiscal 2007, 2006 and 2005 was 0.0, 0.0 and 2.2 serious injuries per million hours worked, respectively. Agnew deploys a health and safety management system that conforms to the requirements of OHSAS 18001. The mine also has an environmental management system that is certified to the ISO 14001 standard. There were no strikes or material work stoppages at Agnew in fiscal 2007 or to date in fiscal 2008.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and the metallurgical recovery factor during the fiscal year ended June 30, 2007 for the plant:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2007	Approximate recovery factor for the year ended June 30, 2007(2)
				(tons/month)	(tons/month)
Main Plant	1986	2-stage ball milling	CIP treatment	100,000	110,000	92%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

In fiscal 2007, a new elution circuit heater was installed and commissioned to improve the efficiency of the elution circuit to cater for the high silver content in the open pit ore.

Capital Expenditure

Gold Fields spent approximately U.S.$28 million on capital expenditures at Agnew in fiscal 2007, primarily on ongoing development of the Kim South and Main Lode underground mines and expansion of accommodation facilities at Leinster township. Gold Fields has budgeted approximately U.S.$24 million for capital expenditure at Agnew for fiscal 2008, primarily for exploration and further development of the Kim South and Main Lode underground mines.

Venezuela Operation

On November 30, 2007, Gold Fields disposed of its assets in Venezuela. See “—Recent Developments.” Gold Fields owned its 95% interest in the Choco 10 mine through its shareholding in Promotora Minera de Guayana (PMG) S.A., or PMG. PMG was originally a joint venture company formed between Promotora Minera de Venezuela, S.A., or Promiven (now a wholly-owned subsidiary of Gold Fields), and CG—Ferrominera Orinoco, C.A., or FMO, a subsidiary of Corporación Venezolana de Guayana, or CVG, a governmental development entity for the Guayana region.

Gold Fields’ 95% interest in PMG resulted from an agreement between Promiven and FMO with the mediation of the Ministry of Basic Industries and Mines on July 15, 2005, in connection with a shareholding dispute regarding the share capital of PMG that arose prior to Gold Fields’ acquisition of PMG. Pursuant to this agreement, the remaining 5% interest in PMG is not subject to dilution. CVG expressed its intent to assign FMO’s participation either to CVG or a different subsidiary thereof. As part of the settlement, Promiven agreed to make payments totaling U.S.$6 million (of which U.S.$5 million has been paid) to FMO. Notwithstanding the above, due to changes at the Ministry of Basic Industries and Mines and CVG, the agreement had not been formally implemented prior to Gold Fields’ sale of its Venezuelan assets. Gold Fields assumed operation of PMG on March 1, 2006.

The properties held through PMG include Choco 10, Choco 4, Bochinche B1 and B2 and Bochinche Zero, which were 95% owned by Gold Fields. Other exploration properties, which include Choco 1, 2, 6, 9, 12 and 13 and Increible 16, were wholly-owned by Gold Fields and held through various other Venezuelan subsidiaries.

Pursuant to the Choco 4 and Choco 10 lease agreements between CVG and PMG, PMG must pay a monthly production royalty to CVG and CVG Técnica Minera C.A. (a CVG subsidiary). The royalty is paid monthly in arrears in Bolivars, at the official exchange rate in place (or in gold at the request of CVG, although to date CVG had not made this request prior to Gold Fields’ sale of its Venezuelan assets), within the first 10 days of each calendar month, based on the production of the immediately preceding calendar month. It is calculated monthly, is based on the number of ounces of gold produced and ranges between 1.0% and 3.5%, depending on the average price of gold in the New York market for the relevant month, as determined by CVG. This royalty amount is subject to value added tax at a rate of 9%.

Choco 10

Introduction

The Choco 10 mine is located in the south-eastern part of Venezuela in the Bolivar state, approximately 15 kilometers west of the town of El Callao. The mine is located on an exploitation project which amalgamates the Choco 10 and Choco 4 concessions. Choco 10 operates under a mining lease which is approximately 2,100 hectares. The major industrial city of Puerto Ordaz is located 190 kilometers northwest of El Callao and is linked to the mine by paved road. Venezuela has a good road infrastructure, although close to the mine area road conditions have been deteriorating during the last 15 years. Under the terms of its exploitation certificate Gold Fields was obligated to maintain a portion of the access road for the Choco 10 mine.

The Choco 10 mine commenced production in August 2005. Current operations consist of open pit mining and a processing plant comprising conventional comminution and carbon-in-pulp processing. The Choco 10 mine uses typical open pit mining methods of drilling, blasting, loading and hauling. Gold Fields operated two pits within the Choco 10 concession, Pisolita and Rosika-Coacia. The pits are located two to three kilometers from the main plant.

The Choco 10 mine is connected to the main electricity grid that transmits energy from Venezuela to Brazil. A rain-dependent reservoir supplies water for use at the mine, which is supplemented through a well field that is being developed and commissioned. For the year ended June 30, 2007, the Choco 10 mine produced approximately 0.055 million ounces of gold. As of June 30, 2007, Choco 10 had approximately 1,000 employees, including 400 employed by outside contractors.

History

Mining in the area of the Choco 10 concession dates back to 1897, when a British company operated the historic Concordia mine located two kilometers from the current Choco 10 operation. Modern exploration commenced with Promiven’s 1992 concession for Choco 10. The mine was commissioned in April 2005 and operations started in August of the same year.

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

Mining

Choco 10 presented no unusual operational challenges beyond those faced at most open pit mining operations. The principal operational challenges were improving the processing plant availability and throughput, although substantial improvements were made. Alternative water sources for processing plant usage were developed and improvements were made in process water recovery implemented.

Gold Fields owned its own fleet of mining equipment which it acquired as part of the Bolivar transaction. The fleet experienced low mechanical availability due mainly to the lack of critical spares parts and the long lead time associated with procurement. A mining contractor was brought in to assist in meeting the required tonnage movement.

Detailed below are the operating and production results at Choco 10 for the four-month period from March 1, 2006 to June 30, 2006 (the period of Gold Fields’ ownership of the mine in fiscal 2006) and for fiscal 2007.

	Four months ended June 30, 2006	Year ended June 30, 2007
Production
Tons (‘000)	454	1,001
Recovered grade (g/t)	1.7	1.7
Gold produced (‘000 oz)(1)	25	55

Results of operations ($ million)
Revenues	16.9	36.0
Total production costs(2)	11.3	36.7
Total cash costs(3)	8.3	31.3
Cash profit(4)	8.6	4.7

Cost per ounce of gold ($)(5)
Total production costs	399	659
Total cash costs	293	562

Notes:

(1)	In fiscal 2006, production was reported from March 1, 2006, the date on which Gold Fields acquired the mine, and for this period 0.024 million ounces of gold were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Venezuelan operation. In fiscal 2007, 0.052 million ounces of gold were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Venezuelan operation.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

(5)	Calculated based on ounces of gold sold.

Choco 10 engages in open pit and production stockpile surface mining and is thus subject to all of the surface mining risks discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. Choco 10 did not have any fatal injuries in fiscal 2006, fiscal 2007 or in fiscal 2008 while it was owned by Gold Fields. Because Gold Fields took over operation of the mine late in fiscal 2006, the Company was not able to generate fiscal year accident frequency rates on a basis comparable to those provided for Gold Fields’ other operations for fiscal 2006 or 2005. The serious injury frequency rate for fiscal 2007 was 4.3 serious injuries per million hours worked.

Processing

All processing at Choco 10 is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2007 for the plant:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2007	Approximate recovery factor for the year ended June 30, 2007(2)
				(tons/month)	(tons/month)
Choco 10 Plant	2005	Single stage crushing with SAG and ball milling	CIP treatment	160,000	83,400	89%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

Choco 10 ore is processed using a conventional SAG-ball milling system and CIP circuit plant. The plant was commissioned in 2005. During the period of ownership by Gold Fields it became apparent that modifications and improvements were required to raise the throughput to the nameplate throughput consistently and safely, which Gold Fields undertook. At the time of sale, production at Choco 10 was at nameplate capacity of 160,000 tons per month on a consistent basis.

Capital Expenditure

Gold Fields spent approximately $18 million on capital expenditure at the Choco 10 operation in fiscal 2007, primarily on water related projects, mining equipment and management implementation systems, or SAPS. Prior to the sale of Choco 10 on November 30, 2007, Gold Fields spent approximately $5.5 million on capital expenditure at Choco 10 in fiscal 2008, primarily on exploration and on water related projects and mining equipment.

Development Projects

Cerro Corona Development Project

The Cerro Corona Project is a development project which is currently under construction and is expected to become operational in the fourth quarter of fiscal 2008. It forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. It lies approximately 90 kilometers by road north of the Department of Cajamarca’s capital city and near the village of Hualgayoc. Access to the Cerro Corona Project from Cajamarca is by means of two roads, one from Cajamarca to the Yanacocha Mine (45 kilometers), and then from Yanacocha to the village of Hualgayoc and the town of Bambamarca (45 kilometers).

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.72% economic and 92% voting interest in the Cerro Corona Project from a Peruvian family-owned company,

Sociedad Minera Corona S.A., or SMC. The agreement called for a reorganization whereby the assets of the Cerro Corona Project were transferred to a Peruvian company named Gold Fields La Cima S.A. (formerly known as Sociedad Minera La Cima S.A.), or La Cima, in July 2004. The environmental impact assessment for the project was submitted to the Peruvian Ministry of Energy and Mines, or MEM, in May 2005. Following public consultation and comment, the MEM approved the environmental impact assessment on December 2, 2005. Gold Fields subsequently completed the purchase of a 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of $40.5 million. La Cima has now acquired all requisite additional permits to construct the mine and construction commenced in May 2006.

The Cerro Corona Project involves the development of a single surface mine anticipated to produce 6.2 million tons per annum of ore at a life of mine stripping ratio of 0.58. This ore will be treated in a conventional milling and sulphide flotation concentrator capable of treating 6.2 million tons per annum of ore and producing between 100,000 and 140,000 tons per annum of copper and gold containing concentrate, which will be custom treated at smelters in Japan, Korea and Europe. At June 30, 2007, the Cerro Corona Project had attributable reserves of approximately 2.56 million ounces of gold and 879 million pounds of copper.

Average life of mine metal production is projected to be some 140,000 ounces of gold and 27,000 tons of copper per annum, though production levels will be somewhat higher in initial years due to high grades encountered in the shallow portions of the pit. Cash costs in the first four years of the mine life are projected to be between U.S.$300 and U.S.$330 per gold equivalent ounce in real terms and based on current market conditions. The cost trends that have been seen in construction of the tailings management facility, or TMF, discussed below, have been projected in the estimated life of mine capital cost for this facility and are expected to increase life of mine capital costs from approximately U.S.$10 per ounce to U.S.$30 per ounce of gold equivalent production. Work remains underway to develop alternative methods for managing the tailing, with a view to improving this cost. Gold Fields spent U.S.$161 million in capital expenditure for Cerro Corona in fiscal 2007 and has budgeted an additional U.S.$201 million of capital expenditure for fiscal 2008.

Following completion of a definitive cost and schedule estimate in January 2007, the capital construction costs for the Cerro Corona Project was estimated at approximately U.S.$343 million as at January 2007 and the treatment of ore was scheduled to commence early in the third quarter of fiscal 2008. However, through the first half of fiscal 2007, progress on the TMF and the later stages of erection of the concentrator have lagged behind schedule and cost escalations of various aspects of this project have been experienced. On November 15, 2007, La Cima announced a four-month delay and a revised capital forecast for the Cerro Corona Project. The delay is mainly due to (i) deficient progress on the construction of the TMF caused by poor rock quality in the project quarries, and inadequate material delivery rates required for the construction of the TMF embankment and (ii) underperformance in September and October 2007 by several contractors responsible for the structural and mechanical installation of the concentrator. The construction costs have now been revised to U.S.$421 million, which include an additional contingency of U.S.$20 million, and the treatment of ore is now scheduled to commence toward the middle of the fourth quarter of fiscal 2008. There are four primary causes of the increase in construction costs:

•

the delay in the completion of the Project which attracts significant additional costs in terms of management and engineering personnel, as well as attendant indirect or support costs such as the maintenance of the remote onsite camp and other services such as transportation and meals;

•	an increase in the construction costs for the TMF due to higher unit rates for mining and crushing of construction materials;

•

poor ground conditions encountered in the construction of the various facility platforms as well as mine and access road construction which has necessitated additional cut and fill activities to ensure the stability of the various structures; and

•	continued price escalation of commodity based products, such as electrical cabling and power lines as well as the piping and mechanical and electrical components of the tailing management systems.

Over the last few years Peru has seen many cases of conflict and dissention between local communities and mining operations and mining projects, stemming largely from the communities’ desire for greater participation in the economic benefits of these mining projects. The Cerro Corona project has undertaken extensive community consultation and negotiation since 2003 through the land purchase and permitting process to achieve agreement with local communities on various aspects such as training, levels of employment from local communities, during construction and operations, and development assistance from the project. Through the construction phase, La Cima has carefully delivered on these agreements.

Although Gold Fields believes that over time the Cerro Corona Project has generated strong community relationships, there have been instances of conflict with the local communities. The most significant occurred in October 2006 when road access to the project site was blockaded for three weeks by some members of the local community protesting over levels of local employment and the use of community based contracting companies by the Cerro Corona Project. The blockade did not enjoy the support of all community members. The local support, coupled with continuous dialogue with Peruvian ministry officials, assisted in achieving the lifting of the blockade which, nonetheless, caused in excess of three weeks’ lost construction time on site. Work resumed on November 15, 2006. Following lifting of the blockade the community contractor selection, communication, contracting and certification processes were enhanced while La Cima has also developed extensive capacity in its project management team to manage and support these contractors.

On November 14, 2006, La Cima entered into a U.S.$150 million project finance facility agreement. See “Operating and Financial Review and Prospects—Credit Facilities—Cerro Corona Facility.”

Exploration

Gold Fields holds a diverse portfolio of active gold exploration projects and assets in Africa, Europe, China, the Americas and Australasia, which are primarily held through project companies incorporated in the jurisdiction where the exploration projects or assets are located. In addition, Gold Fields has in place a number of exploration projects in connection with mineral rights it holds which are adjacent to its active mining operations and advanced exploration projects in South Africa, Ghana, Peru and Australia. Gold Fields’ exploration program is headquartered in Denver, Colorado, which also acts as the regional office for the Americas, with regional offices in Oxford, England (responsible for Europe, the former Soviet Union and Africa) and Perth, Australia (responsible for Australasia). The Company also has two satellite offices in Santiago, Chile and Accra, Ghana. As of June 30, 2007, Gold Fields’ exploration team included 35 geoscientists, along with support staff.

Gold Fields’ exploration strategy is based on a balanced approach to projects, which permits it to consider a project at any stage of development, from grassroots projects through to the feasibility study phase. Gold Fields focuses its exploration activities on finding quality mineral assets with potential for low-cost extraction of gold or platinum group metals. When determining whether it will proceed with a project, Gold Fields weighs a variety of cost factors, including the cost of acquiring the project, expected cash operating costs, costs of capital and overhead costs, against the likely returns for the project and the project’s strategic importance in terms of geographic diversification and production profiles. With respect to exploration projects which are adjacent to Gold Fields’ existing mining operations, Gold Fields also considers possible operating synergies which can be realized, for example, by sharing processing plants and other infrastructure.

Gold Fields has expanded its exploration activities in countries and regions where it has limited experience by means of equity investments in, and strategic alliances with, junior mining partners that are already operating in the relevant region with the requisite operating experience and in some cases mining permits and approvals. Gold Fields has applied this strategy to exploration projects in Burkina Faso, China, the Dominican Republic, Kyrgyztan and Slovakia, among others.

Generally, Gold Fields budgets to spend up to $15 per ounce of gold it produces on greenfields exploration (distinct from brownfields exploration which refers to exploration around Gold Fields’ mine sites), provided the opportunities offered warrant such expenditure. At high acquisition prices for gold prospects, the universe of gold prospects that may offer positive returns is limited and exploration efforts are carefully selected with strict economic criteria in mind.

To be considered by Gold Fields, generally an exploration project must have the potential to meet certain target criteria (which vary depending on other strategic objectives and the quality of the project): the potential for a minimum of 5,000,000 ounces of reserves; production rates in the range of 500,000 gold equivalent ounces per year; and a double-digit rate of return. If these criteria are met and the project fits within Gold Fields’ strategic development goals, Gold Fields will consider taking on the project. Great effort is also placed on reviewing non-geological aspects of prospective projects, such as social, political, environmental and commercial risks, insuring that an appropriate risk versus reward tradeoff analysis is factored into the decision.

Gold Fields’ goal in its search for quality assets is to have a breakeven cost defined as the sum of acquisition costs, total cash operating costs, capital costs and general and administrative costs of less than 75% of the estimated long-term gold price.

Gold Fields divides the different phases of a project’s development into what it refers to as the “resource triangle.” The resource triangle provides for the progression of an exploration project in five steps: (1) project acquisition and drill target definition, (2) initial drilling, (3) resource definition, (4) pre-feasibility study and (5) feasibility study. Greenfield exploration is generated by reviewing and ranking the most prospective terrains across the world and exploration areas are selected after considering country risk and strategic fit. In fiscal 2006, the Company established a specific Project Generative Exploration team to conduct prospective gold evaluations and develop new targets for exploration. Each regional exploration office continuously monitors and reviews projects in its region and targets projects at all stages of development. Once a project reaches the feasibility stage, a team from Gold Fields’ corporate development office evaluates the project with feedback regarding the project’s strategic implications.

Gold Fields’ Greenfields Exploration Projects

The table below provides a breakdown of the number of projects in Gold Fields’ three exploration regions for each of the five phases of the resource triangle as of June 30, 2007. The table does not include exploration projects on sites adjacent to Gold Fields’ existing operations in South Africa, Ghana, Australia and Venezuela.

Phase	Europe and Africa	Australasia	The Americas
Feasibility(1)	2	—	—
Pre-feasibility	—	—	—
Resource definition	—	1	1
Initial drilling	4	2	3
Greenfield	—	2	1

Note:

(1)	On November 26, 2007, Gold Fields sold its 60% stake in the Essakane project to Orezone Resources Inc. See “—Essakane Joint Venture.”

Gold Fields spent $41.0 million on greenfields exploration projects not adjacent to its mining operations and $21.5 million on equity investments in exploration-related, third-party companies during fiscal 2007. Gold Fields’ total exploration budget for greenfields projects for fiscal 2008 is approximately $65.0 million, including for equity investments, which will be evaluated as identified throughout the year.

On July 10, 2002, Gold Fields announced that it had granted Mvelaphanda Resources Limited participation rights of up to 15% in Gold Fields’ precious metals exploration projects in Africa, after March 1, 2002. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Mvelaphanda.”

Arctic Platinum Project

The Arctic Platinum Project, or APP, is located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. The APP was set up in 2000 as a joint venture to develop potential platinum group metal deposits through surface and underground operations. Gold Fields held 51% of the APP during fiscal 2003, with the remainder owned by Outokumpu Oy, or Outokumpu, a Finnish industrial conglomerate with over 50 years’ experience designing and supplying technology for the mining and metallurgical industries. On September 11, 2003, Gold Fields exercised its pre-emptive right to acquire Outokumpu’s 49% interest in the APP for consideration of $31 million, comprising $23 million in cash and Gold Fields ordinary shares worth $8 million.

The APP is assessing two potential surface mineable deposits called Konttijarvi and Ahmavaara, which are referred to as the Suhanko Project. The Konttijarvi and Ahmavaara deposits are found in the Konttijarvi-Suhanko Intrusion, which forms part of the Portimo mafic layered complex situated in northern Finland. Gold Fields completed a feasibility study for the Suhanko Project in the third quarter of fiscal 2005. Based on the results of the study, including a lower than expected mine head grade, prevailing metal market conditions and significant euro currency strengthening, Gold Fields decided to postpone the development of a large-scale surface mining complex and to continue investigations into smaller scale, high-margin projects. Exploration drilling at Konttijarvi and Ahmavaara continued until March 2005.

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

The APP’s location and geology are similar to that of NAP’s other properties and it is expected that NAP will be able to utilize its operating and development experience in the design and construction of a mine at the APP. The Acquisition Agreement provides that NAP will be granted an option to acquire up to a 60% undivided interest in the APP, including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland. NAP’s option to acquire its interest in the APP will vest upon NAP satisfying the following conditions on or before August 31, 2008: (i) completing a re-scoping study and exploration program; (ii) completing a feasibility study; (iii) incurring at least $12.5 million in approved expenses; and (iv) making a decision to develop a mine at the APP. In consideration for the acquisition of the 60% interest in the APP, NAP shall issue NAP common shares to Gold Fields with a value of approximately $45 million, based on the weighted average trading price on the American Stock Exchange for the 11 trading days commencing on October 11, 2005. The relevant share price was $4.88, meaning that NAP will issue 9,227,033 NAP common shares. Additionally, Gold Fields has an option to maintain its interest at 50%, by taking receipt of only 80% of the consideration shares, or 7,381,626 NAP common shares. During the option period NAP is the operator with the responsibility to manage and fund the project.

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

The Suhanko Project is located within 20 kilometers of these deposits and is the subject of ongoing pre-feasibility work. On November 30, 2006, the Environmental Permit Authority of Northern Finland made an approving statement regarding the environmental impact assessment program on the effects of the mining project in Narkaus. On December 21, 2006, Gold Fields Arctic Platinum Oy received a mining license certificate for the Suhanko Project.

NAP’s Phase One program, which began in February 2006, comprised a total of 53 diamond drill holes for 10,917 meters at Narkaus, a total of 12 holes for 1,797 meters at Penikat and a total of two holes for 99 meters in Vaaralampi, each of which are prospective deposits.

Aker Kvaerner completed a scoping study on the Suhanko Project in October 2007. The study indicated that the mineral resources could potentially support a 20-year mine life at 7.5 million tonnes per annum. Based on positive results of the scoping study NAP proceeded into the feasibility study phase. NAP has retained Aker Kvaerner to prepare a definitive feasibility study for the Suhanko Project and commissioned Micon International Co Limited to conduct the mineral resource and mineral reserve estimates, the surface mine designs and optimization. The study will include the results of the NAP Phase Two drilling comprising a total of 89 holes for 12,693 meters at Suhanko. NAP is studying a development scenario consisting of two open pit mines at the Konttijärvi and Ahmavaara deposits. Under this scenario, the nickel-copper-PGM bearing material would be processed through a centrally-located concentrator. Additionally, NAP believes that the economics of the development scenario might be enhanced by the development of two higher grade deposits at the Narkaus Project. Metallurgical test work is being conducted by SGS Lakefield Research to examine different processing options in an attempt to improve metal recoveries and reduce operating costs. Bulk sampling was completed in October and metallurgical pilot plant tests are scheduled to commence by the end of 2007 at GTK Mineral Processing in Outokumpu, Finland. The proposed exploration program will focus on the APP’s SK Reef and SJ Reef projects. The feasibility study is expected to generate a report with sufficient engineering detail and cost estimates in order for the APP to be considered for project financing or other suitable financing alternatives. The definitive feasibility study is expected to be completed by August 31, 2008.

See also “Additional Information—Material Contracts—Arctic Platinum Project.”

Essakane Joint Venture

The Essakane Joint Venture, or EJV, is located 330 kilometers northeast of Burkina Faso’s capital city of Ouagadougou, adjacent to the artisanal miner village of Essakane. Gold Fields acquired 50% of the EJV from Orezone Resources Inc., or Orezone, in the last quarter of fiscal 2005, after reaching an aggregate project expenditure of U.S.$8 million. In January 2006, Gold Fields also took over the management of the project and exploration program as provided by the EJV option agreement.

During fiscal 2007, work on the Essakane project was delayed due to the inability of local laboratories to provide assaying services of the quality required for the extensive re-assay program. These issues were resolved and the data derived from the re-assays was used to update the resource model for the Full Feasibility Study (previously referred to as the “Bankable Feasibility Study”), which Gold Fields commenced in November 2006 with a budget of U.S.$11.4 million. Gold Fields earned an additional 10% interest in the project by delivering the Full Feasibility Study to the project board of directors on September 11, 2007.

In April 2007, Gold Fields and Orezone finalized the commercial and operating agreements for the Essakane project. These comprised a Members Agreement (corporate structure agreement) as well as a Master Mining Service Agreement detailing the operational nature of the project.

In August 2007, the Environmental and Socio-economic Impact Assessment, or ESIA, report for the Essakane project was submitted to the Burkina Faso Minister of Environment. This began a three-month approval process of the environmental plan required for the award of a Mining Permit. In addition, a budget of

U.S.$15.6 million was approved by Gold Fields on behalf of the project, to finance activities until the end of December 2007.

On November 26, 2007, Gold Fields sold its 60% stake in the Essakane project to Orezone. Gold Fields received U.S.$150 million in cash and 41,666,667 common shares of Orezone having an aggregate subscription price of U.S.$50 million, which were issued to Gold Fields’ wholly-owned subsidiary Gold Fields Essakane (BVI) Limited. Following the acquisition, Gold Fields owns 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares.

Living Gold

At the end of calendar 2002, Gold Fields initiated the Living Gold project, an export-oriented business which produces roses as part of the South African cut-flower industry. The rationale was to establish a job-creating, economically sustainable community investment project in the Carletonville area in which Gold Fields’ Driefontein mine operates. Living Gold involves a partnership with the Industrial Development Corporation, which owns 35% of the company. In fiscal 2007, Living Gold produced approximately 26 million stems and had revenue of approximately R20 million ($2.7 million).

Recent Developments

Acquisition of Prospecting Rights Contiguous to South Deep

Gold Fields announced on July 27, 2007 that JCI and Randgold & Exploration Company Limited, or R&E, will relinquish certain rights which they have to the prospecting rights contiguous to South Deep for a consideration of R400 million plus value added tax. On October 31, 2007, the shareholders of JCI and R&E approved the agreement and the transaction, which closed on November 5, 2007. The transaction has resulted in Gold Fields Operations Limited (formerly, Western Areas) owning 74% of a company which holds the prospecting rights to the contiguous ground, immediately to the south. east and west of South Deep, with Peotona Gold holding the balance.

Sale of Choco 10

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of approximately U.S.$532 million (based on the volume weighted average price, or VWAP, of Rusoro shares as quoted by Bloomberg for the 10 days prior to the date the agreement was signed). Gold Fields received U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro. Pursuant to the transaction, Rusoro acquired Gold Fields’ stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields.

Sale of Essakane

On November 26, 2007, Gold Fields sold its 60% stake in the Essakane project to Orezone. See “—Exploration—Gold Fields’ Greenfields Exploration Projects—Essakane Joint Venture.”

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

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. Under the terms of the 2002 Minerals and Petroleum Resources Development Act, or MPRDA, all prospecting and mining operations are to be conducted according to an environmental management plan which must be approved by the Department of Minerals and Energy and it makes express provision for directors’ liability in circumstances when environmental harm arises pursuant to mining operations. See “—Mineral Rights.”

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan. In addition, during the operational life of the mine they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The trust fund system enables payments to be made in a tax-efficient way, while providing comfort to the regulators that the operator has the means to restore any mine after operations have ceased. As of October 31, 2007, Gold Fields had contributed more than Rand 600 million, including accrued interest, to the fund. Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14000 for all surface portions of its South African operations. South Deep, a recent acquisition, is in the process of implementing an EMS that is ISO14001 compliant, after which it will apply for certification.

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

Under the National Water Act all water in the hydrological cycle is the property of the State held in trust for the people of South Africa and all water users have been required to re-register their water uses. In addition, the National Water Act governs waste water and waste discharge into water resources. Gold Fields is lawfully removing water from its South African mines and, while there has been a delay in processing the water license application at Driefontein, which was submitted within the applicable time limits and there is some uncertainty regarding the water quality parameters applicable to the removed water, Gold Fields has engaged the Department of Water Affairs and Forestry, or DWAF, to address these issues.

In September 2005, certain sections of the National Environmental Management Air Quality Act, or the Air Quality Act, came into force. In the past, certain air polluting activities were allowed to be carried on provided that the operator registered the activity and was granted permission from the authority with responsibility for air quality in the region. However, the Air Quality Act sets more onerous standards which companies will be required to achieve. It is envisaged that the Air Quality Act will be fully phased in over the next few years. To the extent that more stringent requirements may be introduced regarding dust, Gold Fields is positioning itself operationally.

On July 3, 2006, new environmental impact assessment regulations were promulgated under the National Environmental Management Act, or NEMA. The new regulations introduce a fundamental change in this area of the law for the mining sector. Previously, the Department of Minerals and Energy, or DME, had primary responsibility for authorizing the environmental impacts of mining operations, although other departments played a role in approving certain aspects of mining-related activities. Under the new regulations, the Department of Environmental Affairs and Tourism, or DEAT, will play a greater role in the environmental impact assessment decision-making process. The new regulations introduce a more complex regime for environmental impact assessments that includes a two-tiered assessment process, involving first the DME and then the DEAT. The specific sections of the regulations which cover mining operations have not yet been brought into effect but, when they do, they will impact on reconnaissance (defined in the MPRDA as the activity of searching for a mineral or petroleum by geological, geophysical and photogeological surveys, including by remote sensing but excluding by prospecting and exploration), exploration, prospecting and mining activities, as currently defined in the Minerals and Petroleum Resources Development Act. This will result in more stringent requirements in obtaining environmental approval for new mining activities and, potentially, in the case of recommissioning old operations, which could increase Gold Fields’ costs for obtaining the approvals. Gold Fields is taking steps to comply with the new regulations. The regulations with respect to certain activities ancillary to mining are already in effect so that they now require a two-tier authorization process, from the DME and from the DEAT. The new regulations will not have retrospective effect. Section 24G of the National Environmental Management Act 107 of 1998 introduced an amnesty period to continue with operations which had not been authorised under the previous Environment Conservation Act EIA regulations. The amnesty period was available from January 7, 2005 to July 6, 2005. Gold Fields submitted three applications for such amnesty (as each identified activity required its own application) and is currently awaiting the decision of the environmental authorities in this regard. The applications related to the authorisation of cyanide plants at Beatrix, Kloof and Driefontein. It is likely that the applications will be granted. If the applications are granted the maximum fine that can be levied is R1 million per application. In the unlikely event that the applications are not granted the authorities may order that the activities are stopped and that remediation and rehabilitation takes place.

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The Department of Environmental Affairs and Tourism has indicated that enforcement will improve and Environmental Management Inspectors have been appointed under the NEMA. The Environmental Management Inspectors have commenced with environmental inspections and investigations at some of the major industrial facilities The focus to date has been on those industries that impact heavily on air quality, such as platinum mines and the steel industry.

Gold Fields undertakes activities which are regulated by the National Nuclear Regulator Act 47 of 1999, or the NNR Act. The NNR Act requires Gold Fields to obtain authorization from the National Nucler Regulator, or NNR, and undertake activities in accordance with the conditions of such authorizations. The NNR has alleged certain non-compliance issues relating to radiation levels in water running adjacent to certain of Gold Fields’ properties. Gold Fields does not concede the accuracy of the NNR samples and is currently undertaking its own sampling following which it will reengage with the NNR.

It has been publicly indicated by various individuals purporting to represent certain non-governmental organizations and other interested parties that they believe that Gold Fields, together with various other mining companies in South Africa, have polluted the water in and around the Wonderfontein Spruit, which is a catchment area in the West Wits Basin. This may lead to action being taken against Gold Fields, individually or collectively with other mining companies, and/or against the regulator. As far as Gold Fields is aware, no formal action has been taken against Gold Fields.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Minerals and Energy the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also gives employees the right to refuse dangerous work. Finally, it describes the powers and functions of a mine health and safety inspectorate and the process of enforcement.

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

As a result of a recent spate of accidents at various mining operations in South Africa, including Gold Fields’ operations, President Thabo Mbeki ordered the Department of Minerals and Energy to conduct an occupational health and safety audit at all mines. The department has developed audit protocols and divided them into two parts: (1) Legal Audit and (2) Technical Audit of certain installations and practices at mines. Together, the outcome of these audits is intended to give an indication of the extent to which mines comply with health and safety requirements, and also to help mines develop programs of action to improve their health and safety. The audit will broadly cover the topics indicated below:

Legal audit of mines:

•	Design and maintenance;

•	Legal appointments;

•	Occupational health and safety policy;

•	Occupational health and safety risk management;

•	Training;

•	Health and safety representatives and committees;

•	Reporting;

•	Mandatory codes of practice;

•	Explosives control;

•	Water management; and

•	Public health and safety.

Technical audit of mines:

•	Shafts and shaft infrastructure;

•	Rockfalls and rockbursts;

•	Rail bound and trackless mobile equipment;

•	Occupational health; and

•	Effectiveness of the Mine Health and Safety Act legal sanctions.

See “Risk Factors—Gold Fields’ operations in South Africa are subject to environmental and health and safety regulations which could impose significant costs and burdens.”

The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Gold Fields to employees from its existing facilities. Pursuant to changes in the Occupational Diseases Act, Gold Fields may experience an increase in the cost of these services. See “Risk Factors—Gold Fields’ operations in South Africa are subject to environmental and health and safety regulations which could impose significant costs and burdens.” This increased cost, should it transpire, is currently indeterminate.

Mineral Rights

The 2002 Minerals Act. The 2002 Minerals Act came into effect on May 1, 2004. The 2002 Minerals Act vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony.

Under the 2002 Minerals Act, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals and Energy when exercising her discretion whether to grant these applications. A mining right can be cancelled if the mineral to which such mining right relates is not mined at an “optimal” rate. In November 2006, the DME approved the conversion of Gold Fields’ mining licenses under the old regulatory regime at Driefontein, Kloof and Beatrix into rights under the new regime. The South Deep application has been completed and is currently under review, prior to final submission to the Department of Minerals and Energy.

The 2002 Minerals Act provides that pursuant to the terms of the 2002 Minerals Act a broad-based socio-economic empowerment charter for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry became effective on May 1, 2004.

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

When considering applications for the conversion of existing licenses, the government takes a “scorecard” approach to the different facets of promoting the objectives of the charter. The scorecard sets out the requirements of the charter in tabular form which allows the DME to “tick off” areas where a mining company is in compliance. The scorecard covers the following areas:

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

The charter also requires mining companies to submit annual, audited reports on progress toward their commitments, as part of an ongoing review process.

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited, or Mvela Resources, of a 15% beneficial interest in the South Africa gold mining assets of Gold Fields for cash consideration of R4,139 million. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.”

The Mvelaphanda Transaction is intended to meet the charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the mining charter coming into effect. There is no guarantee, however, that the Mvelaphanda Transaction will not have a negative effect on the value of Gold Fields’ ordinary shares. In addition, any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10 year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the mining charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. See “Risk Factors—Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens—The 2002 Minerals Act.” Management believes that Gold Fields is well positioned to meet the requirements of the mining charter within the prescribed periods.

The Royalty Bill. On March 20, 2003, the draft Mineral and Petroleum Royalty Bill was released for public comment. After extensive consultation, the draft Mineral and Petroleum Royalty Bill was revised and this revised bill, or the Royalty Bill, was published on October 11, 2006, affording stakeholders a further opportunity to provide comments.

The Royalty Bill proposes to impose a royalty payable to the State which, in the case of gold mining companies, would be 3% in respect of the gross sales value of unrefined gold and 1.5% in respect of the gross value of refined gold. Gold is regarded as refined once it is processed to at least 99.5% purity and, accordingly, most companies in the South African mining sector, including Gold Fields, are likely to pay the refined rate. The Royalty Bill envisages that the royalty will become payable from May 1, 2009. In all likelihood there will be a further revised draft of the bill, and there can be no assurance that the royalty rate actually implemented will not be higher than 3%.

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

Land Claims

Gold Fields’ privately held land could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without the payment of just and equitable compensation is granted certain remedies including, but not limited to:

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

Exchange Controls

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, comprising South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the South African Reserve Bank, or the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including companies. The basic purpose of exchange controls is to mitigate the decline of foreign capital reserves in South Africa and the devaluation of the Rand against other currencies, in particular the U.S. dollar. It is anticipated that South African exchange controls will continue to operate for the foreseeable future. The South African government has, however, committed itself to gradually relaxing exchange controls and a significant relaxation has occurred in recent years. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents in relation to inflows and outflows of capital. The gradual approach to the abolition of exchange controls adopted by the South African government is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time.

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

In his speech to Parliament toward the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium-term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. There have subsequently been further indications from the Ministry of Finance that it remains the government’s intention to gradually phase out the remaining exchange controls over time.

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

Under the relevant environmental laws and regulations, mining operations are required to undergo an environmental impact assessment process and obtain approval for an environmental permit prior to commencing operations. Within 24 months of the date upon which operations commence, Ghanaian mining operations must submit an environmental management plan for the operations to obtain an environmental certificate. Environmental management plans are submitted every three years and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts.

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. The reclamation plan provides an estimate of the costs to rehabilitate the mining area for the life of the mine, or the life of mine rehabilitation estimate, and an estimate of the costs to rehabilitate the mine as at the date of the reclamation plan, or the current estimated rehabilitation costs. These estimates are adjusted every two years, taking into account any new disturbance or rehabilitation undertaken during the two year period from the date of the previous estimate. The obligations to rehabilitate the mining area and to provide security for the rehabilitation costs is included in a reclamation security agreement negotiated with the Environmental Protection Agency, or EPA, and signed by the mining company. Each mining company is required to secure 50% of the current estimated rehabilitation costs by posting a reclamation bond and a cash deposit, which serve as a security deposit against default.

In Ghana, updated reclamation plans are submitted to the EPA every two years with a readjustment of the calculated bond based on the current estimated rehabilitation costs. Gold Fields Ghana’s current reclamation bond secures an amount of $7.4 million which is 50% of the rehabilitation costs estimated as at December 2005. The current life of mine rehabilitation estimate forecast for Tarkwa, following its expansion, is $39.2 million. Tarkwa is reviewing the current closure plan in light of the expansion program for the mine. This plan is expected to be submitted to the EPA by March, 2008 and Gold Fields expects it will initiate the re-negotiation of the reclamation security agreement, which is likely to lead to revised bond requirements to cover the increased liablity. Gold Fields Ghana was required to submit updated reclamation plans for a revision of its existing reclamation bond in early 2006. However, with the proposed expansion at the Tarkwa mine, Gold Fields Ghana has been advised by the EPA that a new reclamation security bond must be entered into. Gold Fields has been asked to submit an updated reclamation plan after the approval of its new environmental impact statement.

Gold Fields Ghana was issued an environmental certificate dated October 27, 2003 which expired on October 26, 2006. The EPA has advised Gold Fields Ghana that given the proposed expansion of its CIL and heap leach facilities, Gold Fields Ghana should undertake a new environmental impact statement, or EIS, and prepare a new environmental management plan, or EMP. Gold Fields submitted a new EIS in February 2007 which was approved by the EPA in May 2007. A new environmental permit was issued, subject to Gold Fields completing a new EMP for the expanded operations within 18 months. Gold Fields expects to submit a new EMP by June 2008, at which time it expects to receive a new environmental certificate. Pending the issuance of a new environmental certificate, Gold Fields Ghana is allowed to continue to operate Tarkwa.

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

Abosso was the first mining company in Ghana to sign a reclamation security agreement, in May 2001. Following various intermediate amendments to the agreement, in April 2006, Abosso provided the EPA with a revised draft reclamation security agreement. The draft reclamation security agreement is based on calculated current estimated rehabilitation costs totaling $4.2 million. The current life of mine rehabilitation estimate is $5.8 million (which includes the $4.2 million in current estimated rehabilitation costs) and again takes into account a reduction in the liability for completed reclamation works. Meetings with the EPA have been held during 2007 and the agreement is near finalization. The existing security comprising a reclamation bond (in the form of an irrevocable letter of credit) of $2.0 million and a $200,000 cash deposit remain in place and the amount secured will be revised based on adjusted current estimated rehabilitation costs when the reclamation security agreement is signed by both parties.

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

Health and Safety

A mine owner is statutorily obligated to, among other things, take steps to ensure that the mine is managed and worked in accordance with the regulations that provide for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken at every mining operation to ensure the safety and health of mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety in the mine. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offense. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer adverse consequences. See “Risk Factors—Gold Fields’ operations in Ghana are subject to environmental and health and safety regulations which could impose significant costs and burdens.”

Every person resident in Ghana is required to belong to either a public or private health insurance scheme. Since August 1, 2004, to fund the National Health Insurance Fund, a levy of 2.5% has been imposed on goods and services produced or provided in, or imported into, Ghana, although certain types of machinery used in mining, as well as water and certain types of fuel, are exempt from the levy. Employers who establish or contribute to a private health insurance scheme are not exempt from payment of the levy. See “Risk Factors—Gold Fields’ operations in Ghana are subject to environmental and health and safety regulations which could impose significant costs and burdens.”

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

In addition, under Ghanaian law, the Tarkwa property mining leases are subject to the ratification of Parliament. Although the Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the government of Ghana, has submitted the Tarkwa property leases for parliamentary ratification along with leases for other mining companies in Ghana, these leases have not yet been ratified as required by law. Gold Fields Ghana has taken all the steps that it can take towards the ratification of its leases and to date this has not affected Gold Fields Ghana’s ability to carry on its operations. See “Risk Factors—Gold Fields’ mineral rights in Ghana are currently subject to regulations, and may become subject to new regulations, which could impose significant costs and burdens.”

A license is required for the export, sale or other disposal of minerals and the permission of the Chief Inspector of Mines is required to remove minerals obtained by the holder of a mineral right. Under Ghanaian law, the government has the right to compel the sale to it of all mineral rights obtained in Ghana and all products derived from the refining or treatment of minerals. However, the current project development agreement entitles Gold Fields to export and sell its entire production of gold and by-products. In respect of Abosso, the government has agreed not to exercise these pre-emption rights for as long as Abosso follows such procedure for marketing its products as may be approved by the Bank of Ghana acting on the advice of the Minerals Commission.

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

The Minerals and Mining Act came into force on March 31, 2006. Although the Minerals and Mining Act repealed the Minerals and Mining Law, and the amendments to it, the Minerals and Mining Act provides that leases, permits and licenses granted or issued under the repealed laws will continue under those laws unless the Minister responsible for minerals provides otherwise by regulation. Therefore, unless and until such regulations are passed in respect of Gold Fields’ mineral rights, the Minerals and Mining Law will continue to apply to Gold Fields’ current operations in Ghana.

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

•

provisions requiring the renewal of a mining lease for a further period of up to 30 years once the holder has made an application for renewal pursuant to the terms of the lease if the holder is in material compliance with its obligations under law and under the lease;

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

Government Option to Acquire Shares of Mining Companies

Under Ghanaian law, the government is entitled to a 10% interest in any Ghanaian company which holds a mining lease in Ghana, without the payment of compensation. The government of Ghana has already received this 10% interest in each of Gold Fields Ghana and Abosso. The government also has the option, under the Minerals and Mining Law, of acquiring an additional 20% interest in the share capital of mining companies whose rights were granted under the Minerals and Mining Law at a price agreed upon by the parties, at the fair market value at the time the option is exercised, or as may be determined by international arbitration. The government of Ghana exercised this option in respect of Gold Fields Ghana and subsequently transferred the interest, which now forms part of the IAMGold interest in Gold Fields Ghana. The Government of Ghana retains this option to purchase an additional 20% of the share capital of Abosso. As far as management is aware, the government of Ghana has not exercised this option for any other gold mining company in the past.

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

Exchange Controls

Under Ghana’s mining laws, the Bank of Ghana or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government of Ghana, Gold Fields Ghana is required to repatriate 20% of its revenues derived from the Tarkwa mine to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account. Management believes that Gold Fields Ghana is entitled to rely on the provisions of the foreign exchange retention account agreement for the duration of the Tarkwa mining leases. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. The most recent negotiations were concluded in February 2003. Since then there have been no requests for negotiations by either side and Abosso’s obligations remain the same. Until Abosso’s repatriation level is renegotiated, it will remain the same. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness. Gold Fields currently repatriates approximately 40% of revenues from the Ghana operations to Ghana.

Australia

Environmental

While Australia’s national government retains the power to regulate activities which impact matters of national environmental significance, the Constitution vests the power to legislate environmental matters principally in the states. Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains environmental licenses, work approvals and mining licenses to begin mining operations.

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

Gold Fields is subject to the Environmental Protection Act 1986, which was last amended in 2004. Gold Fields is required to report known or suspected contaminated sites. The Australian government’s Department of Environment and Conservation then classifies the site based on the risk posed to human health and the environment. Gold Fields may be required to investigate or remediate an affected site if there is contamination that is likely to cause harm to human health or the environment. If that happens, Gold Fields’ environmental duties and responsibilities will be increased. See “Risk Factors—Gold Fields’ operations in Australia are subject to environmental and health and safety regulations which could impose significant costs and burdens.”

Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including its Australian operations, are committed to complying with the code. The implementation structure of the code allows operations up to three years to have independent, third-party audits conducted to evaluate compliance status.

Health and Safety

The Western Australia Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, regulates the duties of employers and employees in the mining industry with regard to occupational health and safety and outlines offenses and penalties for breach. The regulations prescribe specific measures and provide for inspectors to review the work site for hazards and violations of the health and safety requirements. A violation of the health and safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. However, mine owner liability for contractors’ employees and labor hire employees under the Safety and Inspection Act extends only to matters over which the Company has the capacity to exercise control. See “Risk Factors—Gold Fields’ operations in Australia are subject to environmental and health and safety regulations which could impose significant costs and burdens.”

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

Prospecting licenses, exploration licenses and mining leases are subject to prescribed minimum annual expenditure commitments. Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A monthly production report must be filed and royalties are calculated accordingly at a fixed rate of 2.5%.

Ministerial consent is required with respect to assignment or sale of a mining lease and certain other leases and tenements. Gold Fields has obtained ministerial consent for the transfer of all material mining leases and other tenements acquired from WMC.

Land Claims

In 1992, the High Court of Australia recognized a form of native title which protects the rights of indigenous people in relation to land in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth), or Native Title Act, was enacted to recognize and protect existing native title by providing a mechanism for the determination of native title claims and a statutory right for Aboriginal groups or persons to negotiate, object, and/or be consulted when, among other things, there is an expansion of, or change to, the rights and interests in the land which affects native title and constitutes a “future act” under the Native Title Act. The existence of these claims does not necessarily prevent continued mining under existing tenements. Tenements granted prior to January 1, 1994 are not “future acts” and do not need to comply with the aforementioned consultation or negotiation procedures. As a general rule, tenements granted after January 1, 1994 need to comply with this process. However, in Western Australia (where Gold Fields’ St. Ives and Agnew operations are located), some tenements were granted without complying with this consultation or negotiation process on the basis of then prevailing Western Australian legislation. This legislation was subsequently found to be invalid as it conflicted with the Native Title Act which is Commonwealth legislation. Subsequent legislation was passed validating the grant of tenements between January 1, 1994 and December 23, 1996, provided certain conditions were met.

Certain of Gold Fields’ tenements are currently subject to native title claims. However, most of Gold Fields’ tenements were granted prior to Janaury 1, 1994. Where tenements were granted between January 1, 1994 and December 23, 1996, Gold Fields believes it complies with the conditions set out by the Native Title Act for those tenements to be validly granted. On those tenements not granted before December 1996, Gold Fields has entered into agreements with the claimant parties which provides the Company with security of tenure. Therefore, the granting of native title over any of these tenements will not have a material effect on Gold Fields’ tenure.

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

The Aboriginal heritage laws protect sites of significance to Aboriginal people which have ongoing ethnographic, archaeological or historic significance. Gold Fields is aware of several Aboriginal heritage sites on its tenements. However, it does not believe that the protected status of these sites will materially affect its current operations in Australia. See “Risk Factors—Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites which could impose significant costs and burdens.”

Venezuela

Environmental

Activities that threaten to degrade the environment, or Threatening Activities, are subject to the control of the Ministry of Environment and Natural Resources, or the Ministry of the Environment. Various decrees established regulations, standards and procedures applicable to individuals and corporations carrying out Threatening Activities. These technical regulations must be considered in the development of mining projects and non-compliance with the above listed regulations may result in criminal, civil and administrative liabilities.

In order for mining companies, including Gold Fields, to conduct exploration/exploitation activities in Venezuela, the following permits are required:

•

Authorization for Occupation of Territory, or Occupation Permit: This permit authorizes a company’s presence at a location, but not the undertaking of any activity. An Occupation Permit must be approved before mining concessions are granted.

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

•

Authorization for Usage of Natural Resources for Exploitation, or Exploitation Permit: An application for an Exploitation Permit must be filed with the Ministry of the Environment prior to the commencement of exploitation activities. The Exploitation Permit must include: (i) a brief description of the proposed project; (ii) a description of plans to prevent, mitigate and correct the environmental impact of the project; and (iii) the conditions under which the environment may be affected or impacted. A bond issued by a local bank or insurance company must be posted in order to guarantee the execution of the measures necessary for the reclamation of the area and the reduction of the impact of mining activities on the environment during the exploitation phase.

Health and Safety

In general, employees working in Venezuela are subject to Venezuelan labor laws as set forth in the Organic Labor Law, or the Labor Law, even if they are employed by a foreign corporation. Under the Labor Law, an employer is liable to employees or their relatives, as the case may be, for work-related accidents and occupational illnesses suffered by them, unless such accidents: (i) occur due to force majeure events; (ii) derive from the intentional will of the employee; (iii) occur while an individual is performing an occasional service for the employer which is not related to the company’s business; or (iv) occur in the course of work undertaken by the employee working from his own domicile. The Labor Law provides for indemnification payments of up to two years’ salary, but not in excess of 25 times the applicable monthly minimum salary. As of June 30, 2006, the minimum monthly salary was VEB 465,750 (U.S.$216.63 at the official rate). The payment of indemnification is triggered when the accident derives from the service or is directly related to it, whether or not there is fault or negligence of the employer or the employee. Furthermore, as an employer engaged in mining activities, Gold Fields faces potential liability arising from injuries to, or deaths of, workers, including workers employed by its contractors.

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

When the Decree Law of Mines was enacted, it contained a transitional provision, valid for the 12-month period following enactment, which allowed the holders of mining contracts awarded by Corporación Venezolana de Guayana S.A., or CVG, a governmental development entity which until 1994 had the right to grant mining rights in the Guayana region to private investors by way of contracts, to convert such contracts into concessions issued by the Ministry of Mining, in order to enhance the nature of the mining rights derived from such CVG contracts. The transitional provisions allowed, but did not require, the holders of mining contracts to request the conversion of their contracts into concessions, subject to several conditions. Approximately 340 contract holders applied for conversion during this transitional period, but only a few conversions were issued. In September 2003, the authority to oversee compliance of the contracts granted by CVG was transferred to the Ministry of Mining.

In general, the Decree Law of Mines provides for three forms of holding mining rights in a particular area:

•

Direct exploitation: Direct exploitation rights may be awarded by a simple resolution of the Ministry of Mining, to whomever it sees fit, and there are no limits on the area, size or duration of such rights.

•

Exploration and subsequent exploitation concessions: Exploration and subsequent exploitation concessions are granted to individuals or corporations, foreign or national, through a procedure that includes the approval by the Ministry of Mining of the technical and financial capacity of the applicant as well as an opposition period for claims by third parties. Concessions are granted only to mine the minerals described in the mining title. If a deposit of a different mineral is found, the concession holder has to give notice to the Ministry of Mining, which may decide to mine it directly (usually through an “agreement” with the concession holder) or to award it by way of a concession, for which the concession holder will have a preferential right.

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

Notwithstanding the foregoing, in 2006 the Venezuelan government began promoting a reform to the Decree Law of Mines with the National Assembly. It appears that the goals of this reform are to immediately assume control of inoperative mining concessions and then, in the longer term, assume control of mining operations. The proposed model followed the guidelines applied to Venezuela’s oil sector in the case of operational agreements. During late 2006 and 2007, several mining communities and cooperatives organized as the Unidad Minera de Sur, or Southern Mining Unity, promoted an alternative mining law reform project, which, among other things, allowed for the continuance of independent private mining operations. The status of these mining law projects are currently uncertain. Despite the fact that the original mining law reform contained a grandfathering provision pursuant to which concessions that are in good standing will be allowed to continue until their natural expiration in the future, it is still possible that private entities will only be allowed to participate in mining projects through mixed companies where the government has majority equity participation.

Exchange Controls

On January 21, 2003 the Venezuelan government authorized the Ministry of Finance to agree with the Venezuelan Central Bank, or the Central Bank on certain measures, which limit the free conversion of Bolivars into foreign currency and the transfer of funds outside Venezuela.

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

The Law Against Illicit Exchange Transactions came into effect on October 14, 2005. This law describes the actions that constitute illegal exchange acts, including, among others, purchase, sale, export or import of foreign currency in excess of U.S.$10,000 in a given year, fraudulent acquisition of foreign currency through CADIVI, failure to declare export proceeds, failure to repatriate and convert export proceeds and use of legally acquired foreign currency for purposes different than those authorized. Penalties for violations of the law include fines, ranging from one to two times the amount of the illegal transaction (which can be doubled in the case of repeated offenses), and imprisonment, ranging from two to seven years, depending on the type of illicit act. The law applies to both individuals and companies that, acting either in their own name or as administrators, representatives, verifiers, recipients or beneficiaries, contravene the law’s provisions or the provisions established by the Exchange Agreements.

Law of Monetary Reconversion

In addition, pursuant to the Law of Monetary Reconversion, the government plans to strengthen the Bolivar against foreign currencies. Starting on January 1, 2008, the new currency will be the Bolivar Fuerte, or Strong Bolivar, will be equivalent to 1,000 current Bolivars. Notwithstanding several measures adopted and information disseminated by the government and the Venezuelan Central Bank, it is generally expected that this “reconversion” may accelerate inflation in 2008.

Property

Gold Fields’ operations as of June 30, 2007 comprised the following:

Gold Fields’ operative mining areas as of June 30, 2007

Operation	Size
South Africa
Driefontein	8,561 hectares
Kloof	20,087 hectares
Beatrix	16,821 hectares
South Deep	3,566 hectares
Ghana
Tarkwa	20,825 hectares
Damang	8,111 hectares
Australia
St. Ives	87,363 hectares
Agnew	61,602 hectares
Venezuela
Choco 10	2,124 hectares

Gold Fields leases its corporate headquarters in Johannesburg and its exploration offices not located at the mines.

As discussed earlier, the 2002 Minerals Act came into operation on May 1, 2004 and vests the right to prospect and mine in the South African State with administration by the government of South Africa. In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields’ mining licenses under the former regulatory regime at Driefontein, Kloof and Beatrix into licenses under the new regime. The application for the conversion of the South Deep mining authorization is being prepared and is intended to be submitted for approval during fiscal 2008. See “—Regulatory and Environmental Matters—South Africa—Mineral Rights.”

Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns various mineral rights, under the previous regime, and surface rights contiguous to its operations in South Africa. As required under the 2002 Minerals Act, Gold Field has registered its surface rights utilized for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and will similarly seek to convert those prospecting rights to mining rights under the 2002 Minerals Act. See “—Regulatory and Environmental Matters—South Africa—Mineral Rights.”

Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a royalty which is calculated on the basis of a formula which ranges from 3% to 12% of revenues derived from mining at the sites. For fiscal 2007, this formula resulted in Gold Fields Ghana paying royalties equivalent to approximately 3% of the revenues from gold produced at the Tarkwa and Teberebie properties, and Abosso paying approximately 3% of the revenues from gold produced at the Damang property.

In Australia, mining rights and property are leased from the state. Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. At the St. Ives operations, the initial 21-year term has expired for seven mining leases, with those mining leases having now entered (in most cases only quite recently) their second 21-year term. At the Agnew operations all mining leases, save for one, are within their initial 21-year term. The one relevant mining lease at Agnew has only recently begun its second 21 year term. In relation to gold produced from these mining leases at St. Ives and Agnew, Gold Fields pays a royalty to the state of 2.5%.

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

To maintain mining concessions in good standing, the titleholder must pay a concession fee, which currently amounts to U.S.$3.00 per hectare per year. Failure to pay the concession fee for two consecutive years could lead to the cancellation of the mining concession.

Holders of mining concessions are also required to meet minimum annual production targets prescribed by law. This target is currently U.S.$100.00 per hectare per year. Titleholders are entitled to aggregate multiple concessions for these purposes provided certain conditions are met. If the titleholder has not met the minimum annual production target within seven years of the concession having been granted, the titleholder is required to pay a penalty equal to U.S.$6.00 per year per hectare for the eighth to eleventh year following the granting of the concession. The penalty increases to U.S.$20.00 per year per hectare if the minimum production target is not met within 12 years of the concession having been granted. Failure to pay this penalty for two consecutive years may lead to the cancellation of the mining concession, although titleholders may be able to avoid paying the penalty if they can prove to the mining authorities that they have invested an amount equivalent to at least 10 times the amount of the penalty in the local area.

Gold Fields La Cima S.A.’s mining areas at the Cerra Corona Project consist of the following:

•	All the existing mining rights owned by Gold Fields La Cima S.A. cover an area of 4,011.6386 hectares.

•	The area covered by the mining rights related to the Cerro Corona Project which is owned by Gold Fields La Cima S.A. is 1,961.0251 hectares.

•	The area covered by the mining rights outside the Cerro Corona Project which is owned by Gold Fields La Cima S.A. is 2,050.6135 hectares.

•	The area covered by the surface rights related to the Cerro Corona Project which is owned by Gold Fields La Cima S.A. is 766.1553 hectares and 10,000 square meters.

Gold Fields La Cima S.A. leases its corporate headquarters in Lima, Peru from Inversiones Centenario S.A.A. The lease expires on April 30, 2010.

As of June 30, 2007, Gold Fields also held exploration tenements covering a total of approximately 3.75 million hectares in various countries, including the Dominican Republic, Venezuela (recently sold), Peru, Chile, Brazil, Indonesia, Finland, South Africa, Ghana, Guinea, Burkina Faso (recently sold), the Democratic Republic of Congo, Mali and Australia. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. See “—Exploration.”

Gold Fields also holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals. Gold Fields controls approximately 47,000 hectares of land in the West Wits and Welkom regions.

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

Gold Fields participates in a collaborative research and development project, entitled the Autek Project, together with AngloGold Ashanti Limited, Harmony Gold Mining Company Limited and Mintek, which is focused on investigating potential new industrial uses for gold. The Autek Project has been integrated into the Nanotechnology Innovation Centre, which is an initiative of the South African government’s Department of Science and Technology. Gold Fields’ primary contribution to the Autek Project is aimed at researching gold nanotechnology.

Gold Fields collaborates with an external laboratory and technology development partner in the development and testing of pipe reactor technology for the dissolution of uranium. The Company is also currently involved in the testing of biotechnology and chlorine dioxide for the destruction of cyanide compounds in residue streams, for the purpose of complying with the Cyanide Code.

Legal Proceedings

Gold Fields is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

Glossary of Mining Terms

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this annual report.

Absorption, desorption and recovery, or AD&R: a treatment process involving the extraction of gold in solution using activated carbon, followed by removal of the gold from the carbon.

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

Carbon in leach, or CIL: a process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

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

Flotation: the process whereby certain chemicals are added to the material fed to the leach circuit in order to float the desired minerals to produce a concentrate of the mineral to be processed. This process can be carried out in column flotation cells.

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

Heap leaching: a relatively low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores.

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

Ore grade: the average amount of gold contained in a ton of gold-bearing ore expressed in grams per ton.

Ore reserves or reserves: that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Ounce: one troy ounce, which equals 31.1035 grams.

Overburden: the soil and rock that must be removed in order to expose an ore deposit.

Pay limit: the value at which the orebody can be mined without profit or loss, calculated using an appropriate gold price, production costs and recovery factors.

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

Proven reserves: reserves for which: (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (2) grade and/or quality are computed from the results of detailed sampling; and (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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

Sichel “t”: an estimation technique used in the evaluation of ore reserves.

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

Total cash costs per ounce: a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash costs in a period by the total gold sold over the same period. Total cash costs represent production costs as recorded in the statement of operations less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs) and rehabilitation costs, plus royalties and employee termination costs. In determining the total cash cost of different elements of the operations, production overheads are allocated pro rata.

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

Overview

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia, Venezuela and Peru. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is currently the largest gold producer in South Africa, and one of the largest gold producers in the world, on the basis of annual production. In the year ended June 30, 2007, Gold Fields produced 4.285 million ounces of gold, 4.024 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, Abosso Goldfields Limited, or Abosso, Promotora Minera de Guayana (PMG) S.A., or PMG and South Deep, which for a period prior to year end was not wholly owned; see “—Acquisition of South Deep.” Gold Fields reported attributable gold reserves of 89.7 million ounces as of June 30, 2007.

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

With effect from July 1, 1999, Gold Fields acquired the remaining interest in the St. Helena mine and reorganized the group to simplify its holding structure. Since that time, Gold Fields has acquired its Australian and Ghanaian operations, sold the St. Helena mine, sold a 15% beneficial interest in its South African operations to Mvelaphanda Resources Limited, or Mvela Resources, restructured its South African operations, and acquired its interests in the Cerro Corona Project and its Venezuelan operations. See “Information on the Company.”

In fiscal 2007, Gold Fields acquired the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, or BGSA, and the remaining shares of Western Areas Limited, or Western Areas, which it did not already own. BGSA and Western Areas each held a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity that owned the developing South Deep gold mine adjacent to Gold Fields’ Kloof gold mine, located in the Witwatersrand basin near Johannesburg. See “—Acquisition of South Deep.”

Total gold production was 4.348 million ounces in fiscal 2006 (4.074 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, Abosso and PMG. In fiscal 2007 total gold production decreased to 4.285 million ounces (4.024 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana, Abosso, PMG and South Deep, which for a period prior to year end was not wholly owned; see “—Acquisition of South Deep”). This decrease was mainly due to lower gold production from the international operations with a 20% decrease in production at Damang as a result of a lack of available high grade fresh ore and marginally lower production from Tarkwa, St. Ives and Agnew, mainly due to lower grades. Production from the South African operations was little changed with lower production due to lower grades, mostly offset by the production from South Deep.

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

On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly-owned subsidiary of Mvela Resources, and GFIMSA entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA. This agreement became effective following the advance by Mvela Gold of the loan to GFIMSA described below, which is referred to in this discussion as the Mvela Loan, and, among other things, provides for Mvela Gold to nominate two members of GFIMSA’s board of directors and two members of each of GFIMSA’s Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the mining charter promulgated under the Mineral and Petroleum Resources Development Act 2002 No. 28 of 2002. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights.” Under the Covenants Agreement, GFIMSA cannot dispose of any material assets, enter into, cancel or alter any material transaction between GFIMSA and any related party or make any material amendment to its constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFIMSA wants to increase the interest of black empowerment entities in GFIMSA or in any business or assets of GFIMSA, other than pursuant to an employee share incentive scheme, Gold Fields must offer to Mvela Gold the opportunity to increase its interest in GFIMSA. By its terms, the Covenants Agreement remains in force for so long as Gold Fields remains a shareholder in GFIMSA and Mvela Gold holds its empowerment interest in or is a shareholder of GFIMSA and Mvela Gold holds the right to subscribe for 15% of the share interest in GFIMSA, provided that it terminates if the shares of GFIMSA are listed on the JSE.

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

•	GFIMSA ceasing to be a wholly-owned subsidiary of Gold Fields.

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

During the first part of fiscal 2007, Mvela Holdings entered into various agreements in terms of which the status quo regarding the shareholding in Mvela Resources as of the date of the Mvelaphanda Transaction was restored by Mvela Holdings once again having a direct interest in the issued share capital of Mvela Resources. On July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement. In accordance with the revised agreements, Mvela Holdings undertook to remain an HDSA company, to retain beneficial ownership of no less than 26% of the issued equity share capital of Mvela Resources, to have board control of Mvela Resources (together with other HDSAs) and to retain management control of Mvela Resources pursuant to a written management agreement.

On December 7, 2006, Mvela Resources announced a transaction between Mvela Resources, Mvela Holdings (Proprietary) Limited, or Mvela Holdings, the parent company of Mvela Resources, Lazarus Zim and Afripalm Resources, an HDSA company formed by Lazarus Zim, in terms of which the parties amongst other things agreed as follows:

•

Afripalm will subscribe for shares in Mvela Resources to acquire economic and voting interests in Mvela Resources of approximately 19.3% and 31%, respectively. As a result of such acquisition, the economic and voting interests of Mvela Holdings, the other major HDSA shareholder in Mvela Resources, will be approximately 22.9% and 19.6%, respectively. As a result of the increase in the broad-based HDSA voting control of Mvela Resources to more than 50%, Mvela Resources will thus be an HDSA controlled company; and

•	the management agreement between Mvela Resources and Mvela Holdings, in terms of which the latter managed the day-to-day operations of Mvela Resources, was cancelled.

Subsequently, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement. In accordance with the revised agreements, Mvela Holdings and Afripalm (and certain of its subsidiaries) undertook jointly (i) to remain HDSA companies, (ii) to retain beneficial ownership of no less than 26% of the issued equity share capital of Mvela Resources, (iii) to retain voting control over no less than 50% of the issued equity share capital of Mvela Resources, and (iv) to have board control of Mvela Resources (together with other HDSAs).

On August 24, 2007, the Mvela Loan Agreement was amended, principally in order to relax certain financial covenants.

Acquisition and Disposal of Choco 10

In a transaction announced on November 21, 2005, and which became effective on February 28, 2006, Gold Fields acquired a 95% interest in the Choco 10 gold mine and surrounding exploration tenements in the El Callao district of Guayana, Venezuela, through the purchase of Bolivar Gold Corp., or Bolivar, for total cash consideration of approximately U.S.$330 million.

Gold Fields owned its interest in the Choco 10 mine through its 95% holding in PMG. PMG is a joint venture between Promotora Minera de Venezuela, S.A., or Promiven (a wholly-owned subsidiary of Gold Fields which it acquired from Bolivar), and a subsidiary of Corporacion Venezolana de Guayana, or CVG, a governmental development entity for the Guayana region. Gold Fields assumed operation of PMG on March 1, 2006. See “Information on the Company—Gold Fields’ Mining Operations—Venezuela Operation.”

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of approximately U.S.$532 million (based on the volume weighted average price, or VWAP, of Rusoro shares as quoted by Bloomberg for the 10 days prior to the date the agreement was signed). Gold Fields received U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro. See “Information on the Company—Recent Developments—Sale of Choco 10.”

Acquisition of La Cima

On January 11, 2006, Gold Fields acquired an 80.72% economic and 92% voting interest in Sociedad Minera La Cima S.A., now known as Gold Fields La Cima S.A., or La Cima, for a total consideration of

U.S.$40.5 million. La Cima is the holding company for the Cerro Corona Project. See “Information on the Company—Gold Fields’ Mining Operations—Development Projects—Cerro Corona Development Project” and “—Credit Facilities—Cerro Corona Facility.’’

On October 4, 2007, La Cima and its parent company, Gold Fields Corona (BVI) Limited, or Gold Fields Corona, signed stability agreements with the relevant governmental authorities in Peru. These agreements, among other things, stabilize the current 4.1% withholding tax on dividends and the current 30% income tax rate for a period of 10 years. In order to take advantage of these stabilized rates, the inter-company loans made to La Cima by Gold Fields Corona and Orogen that were outstanding when the stability agreements were executed must be capitalized within two years from that date. Accordingly, although Gold Fields has not made any firm decision regarding this issue, it may capitalize some or all of the approximately U.S.$280 million of inter-company loans (including accrued interest) that were outstanding.

Acquisition of South Deep

In fiscal 2007, pursuant to a series of transactions, Gold Fields acquired 100% of BGSA and Western Areas, giving it ownership of the South Deep gold mine in South Africa. See “Information on the Company—History” and “—Credit Facilities.”

On December 1, 2006, Gold Fields acquired 100% of the issued share capital of BGSA for $1,154.8 million. The $1,154.8 million comprised:

•	$324.0 million in Gold Fields ordinary shares issued;

•	$801.8.0 million in cash;

•	$24.2 million relating to the reimbursement of an insurance claim to the vendors; and

•	$4.8 million of direct costs relating to the acquisition.

Gold Fields also repaid $407.0 million owing by BGSA to Barrick Gold Africa.

Through a series of purchases completed by March 31, 2007, Gold Fields acquired 100% of the issued share capital of Western Areas for $1,033.5 million. The $1,033.5 million comprised:

•	$893.8 million in Gold Fields ordinary shares issued;

•	$116.6 million in respect of shares acquired in years prior to fiscal 2007;

•	$17.2 million in cash paid in fiscal 2007; and

•	$5.9 million of direct costs relating to the acquisition.

Therefore, the total purchase consideration to acquire South Deep was $2,188.3 million.

These business combinations have been accounted for as purchase transactions, with Gold Fields being identified as the acquirer and BGSA and Western Areas as the acquirees. Gold Fields’ consolidated financial statements include the operating results of BGSA and Western Areas for the period from December 1, 2006 to June 30, 2007.

For the purposes of Gold Fields’ consolidated financial statements, the purchase consideration for each of BGSA and Western Areas has been allocated to the underlying assets acquired and liabilities assumed, based on management’s best estimates, taking into account all available information at the time of acquisition.

Gold Fields concluded that the excess of the purchase consideration over the net identifiable tangible and intangible assets acquired represents goodwill in respect of the transaction.

The allocation of the purchase consideration of $2,188.3 million is as follows:

•	Property, plant and equipment totaling $1,867.7 million;

•	Other assets worth $297.5 million;

•	Liabilities totaling $1,196.2 million which included the gold derivative structure held by Western Areas; and

•	Goodwill of $1,219.3 million.

The goodwill arising on the acquisition of BGSA and Western Areas principally represents the difference between the purchase consideration and the fair value on the assets acquired and can be attributed to the upside potential of the asset.

As a result of Gold Fields acquiring 100% of the issued share capital of BGSA, South Deep was fully consolidated as from December 1, 2006. This was due to BGSA owning 50% of South Deep and having the casting vote, therefore giving it effective control of South Deep.

During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as minority interests. U.S. GAAP requires that where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly.

As a result of the acquisition of Western Areas, Gold Fields became exposed to the gold derivative structure held by Western Areas, which consisted of put and call options as well as deferred premium. The marked to market valuation of this derivative structure as of December 1, 2006, the date of acquisition, was negative $539.0 million at a gold price of $631.75 per ounce. The structure was closed out on January 24, 2007 at a gold price of $643.00 per ounce with a payment of $549 after deducting scheduled maturities of $10 million. This resulted in a realized loss of $20.7 million.

During December 2006 and January 2007, Western Areas purchased 1.005 million ounces of gold, which was the net delta position of the gold derivative structure, at an average gold price of $622.14 per ounce. These purchases are referred to herein as gold delta purchases. This position was subsequently sold at a gold price of $643.00 per ounce on January 24, 2007 resulting in a net gain of $21.0 million on the gold delta purchases.

Acquisition of IRCA

On March 1, 2007, Gold Fields acquired 70% of IRCA (PTY) Limited, or IRCA, for $7.9 million. The consideration consisted of $5.3 million in cash plus the assumption of a bank overdraft of $2.6 million. IRCA is a company that specializes in mine safety training and it is now part of the Gold Fields Business Leadership Academy, or GFBLA, structure.

Sale of Essakane Joint Venture

On October 11, 2007, Gold Fields reached an agreement to sell its 60% stake in the Essakane project to Orezone for a minimum total consideration of U.S.$200 million. The transaction closed on November 26, 2007. Orezone paid Gold Fields U.S.$150 million in cash and issued 41,666,667 common shares having an aggregate subscription price of U.S.$50 million to its wholly-owned subsidiary Gold Fields Essakane (BVI) Limited. Following the acquisition, Gold Fields owns 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. As of October 2007, Gold Fields had spent a total of approximately U.S.$47 million on the Essakane project. See “Information on the Company—Exploration—Gold Fields’ Greenfield Exploration Projects—Essakane Joint Venture.”

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold. As a result, Gold Fields’ revenues are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.” The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the London afternoon fixing price of gold in U.S. dollars for the past 12 calendar years and to date in calendar year 2007:

	Price per ounce(1)
	High	Low	Average
	($)
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007 (through November 30, 2007)	834	607	687

Source: Bloomberg

Note:

(1)	Rounded to the nearest U.S. dollar.

On December 5, 2007, the London afternoon fixing price of gold was $793 per ounce.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. However, hedges are sometimes undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditure; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity—Commodity Price Hedging Policy.” Significant changes in the price of gold over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

Gold Fields’ Realized Gold Price

The following table sets out the average, the high and the low London afternoon fixing price of gold and Gold Fields’ average U.S. dollar realized gold price during the past three fiscal years:

	Year ended June 30,
	2005	2006	2007
	($/oz)
Average	422	525	638
High	454	725	691
Low	387	418	561
Gold Fields’ average realized gold price(1)	422	524	638

Note:

(1)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

Costs

Over the last three fiscal years, Gold Fields’ total cash costs have typically made up approximately 80% of total costs and consist primarily of labor and, where applicable, contractor costs, and consumable stores, which include explosives, timber and other consumables, including diesel fuel and other petroleum products.

Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 51% of total cash costs at the South African operations. At the South African operations, power and water made up on average approximately 11% of total cash costs over the last three fiscal years. At the Ghana operations, mining operations at Damang are conducted by an outside contractor, while starting in fiscal 2005, Tarkwa began engaging in owner mining, having purchased its own mining equipment which was fully commissioned by September 2004, and therefore significantly reducing its use of outside contractors. Contractor costs represented on average 24% of total cash costs at Tarkwa over the last three fiscal years, and 24% of total cash costs during fiscal 2007. Over the last three fiscal years contractor costs represented on average 43% of total cash costs at Damang. Direct labor costs represent on average a further 11% of total cash costs at Tarkwa over the last three fiscal years and 11% in fiscal 2007. Over the last three fiscal years direct labor costs represented on average 7% at Damang. At the Australian operations, mining operations are conducted by outside contractors. Over the last three fiscal years, total contractor costs represented on average 61% at Agnew and 39% at St. Ives of total cash costs and direct labor costs represented on average a further 16% at Agnew and 10% at St. Ives of total cash costs.

For open-pit operations, such as those at the Ghana and Australia operations, cash costs tend to vary over the life of the open pit. Initially, cash costs are relatively high because the proportion of waste rock to ore, or stripping ratio, is higher when operations first commence. As an open pit evolves, the stripping ratio and cash cost per ounce tend to decrease. Stripping ratios can, however, increase over the life of an operation.

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of its mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. In addition, during fiscal 2007, limitations on electricity supplies from Gold Fields Ghana’s electricity supplier meant that Gold Fields Ghana was forced to use emergency diesel-powered generators to make up the difference. As a result, Gold Fields incurred operating costs of approximately U.S.$11.2 million from the use of the diesel generators in fiscal 2007. The supplier has indicated that the requirement for reduced electricity demand will last until the water levels in the reservoir have reached appropriate levels. Though the water levels have now increased, the restrictions in respect of mining companies continues. There can be no assurance that Gold Fields will not be asked to further reduce its demand or that there will not be new disruptions to the electricity supply. See “Risk Factors—Actual and potential shortages of production inputs may have an adverse effect on Gold Fields’ operations and profits” and “Information on the Company—Ghana Operations—Tarkwa Mine—Mining.” Over the last three fiscal years, fuel costs have represented approximately 14% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at the South African or Australian operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the open pits and the distances between the pits and the plants. In order to provide some protection against future rises in oil prices, and therefore in diesel fuel prices, on July 3, 2006, Gold Fields Ghana and Abosso purchased an Asian-style International Petroleum Exchange, or IPE, gasoil call option for one year, expiring June 30, 2007, for a total of 58.8 million liters at a strike price of U.S.$0.5716 per liter. Approximately two thirds of this hedge was for Tarkwa and one third was for Damang. On June 28, 2007, Gold Fields Ghana Holdings (BVI) Limited, the holding company for Gold Fields Ghana and Abosso, entered into a three-month Asian style call option, starting July 1, 2007, for over 15 million liters at a strike price of U.S.$0.5572 per liter. It entered into a further three-month option starting September 1, 2007, on the same terms. Both these options were allocated 70% to Tarkwa and 30% to Abosso. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Policy—Oil,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Experience—Oil” and “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Contract Position—Oil.”

During fiscal 2007, the increase in the gold price triggered the price participation royalty obligation in respect of St. Ives and for fiscal 2007 royalties of A$10,223,326 (approximately U.S.$8 million) were paid. It is expected that during fiscal 2008, total gold produced from St. Ives since November 30, 2001 will exceed 3.3 million ounces, potentially creating liability to pay the 4% net smelter return royalty. See “Information on the Company—Gold Fields’ Mining Operations—Australia Operations.”

The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

Income and Mining Taxes

South Africa

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. For tax purposes, GFIMSA is considered a gold mining company whereas Gold Fields itself and its other South African subsidiaries are non-gold mining companies. All non-gold mining companies pay tax at the statutory rate of 29% which was reduced from 30% for tax years ending on or after April 1, 2005, whereas gold mining companies pay tax at a rate which is calculated in terms of a formula which is explained below. In addition, non-gold mining companies are liable for Secondary Tax on Companies, or STC, which is currently charged at a rate of 10%, effective as from October 1, 2007 (previously 12.5%).

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

Gold mining companies can elect to be exempt from STC and different formulae are used to calculate tax on mining income depending on whether an election has been made. If the election has been made, the current relevant values are a = 45 and b = 5. These values have been effective for tax years ending on or after April 1, 2005. For tax years ending on or after April 1, 2005, the rate applicable to non-mining income for gold mining companies who have made the election is 37%.

As a result of the consolidation of the South African assets into GFIMSA in 2004, the mines are no longer separate tax entities but are treated as a single tax entity. However, unredeemed capital expenditure is still ring fenced between the divisions of GFIMSA, so that capital expenditure at one mine cannot be used to reduce taxable income from another mine. GFIMSA has elected to be exempt from STC. However, Gold Fields itself, as a holding company not conducting any gold mining operations, as well as its other non-mining South African subsidiaries, are not eligible to be exempt from STC. To the extent Gold Fields receives dividends from GFIMSA, such received dividends are offset against the amount of dividends paid by Gold Fields for purposes of calculating the net amount subject to STC.

Ghana

Ghanaian resident companies are subject to tax on the basis of income derived from, accruing in or brought into Ghana. The standard corporate income tax rate is currently 25% having been reduced from 28% with effect from January 1, 2006. Because the mineral rights are owned by the state, the Tarkwa and Damang operations are also subject to a gold royalty of a minimum of 3% and a maximum of 6%, depending on the profitability of the mine, calculated on the basis of a formula which came into effect from July 4, 1986. This royalty is included in the income and mining tax benefit/(expense) line item in Gold Fields’ consolidated statements of operations. A reconstruction and development levy of 2.5% on operating profit that was introduced on January 1, 2001 was abolished from January 1, 2006.

Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowances consist of an initial allowance of 80% of the cost of the asset and the balance is added to the balance carried forward and depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the mining asset is included in the balance, effectively allowing a total of 105% allowance on mining assets. Under the project development agreement entered into between the Ghanaian government and Gold Fields Ghana and the deed of warranty entered into between the Ghanaian government and Abosso, the government has agreed that no withholding tax shall be payable on any dividend or capital repayment declared by Gold Fields Ghana or Abosso which is due and payable to any shareholder not normally resident in Ghana.

Australia

Generally, Australia will impose tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs are deductible in full as incurred and other capital expenditure is deductible over the lives of the assets acquired. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. The St. Ives and Agnew operations are also subject to a 2.5% gold royalty, which came into effect from July 1, 1998, because the mineral rights are owned by the state. This royalty is included in the income and mining tax benefit/(expense) line item in Gold Fields’ consolidated statements of operations.

With effect from July 1, 2001 the Australian legislature introduced a Uniform Capital Allowance, which allows tax deductions for:

•	depreciation attributable to assets; and

•	certain other capital expenditures.

Gold Fields Australia and its wholly-owned Australian controlled entities have elected to be treated as a tax consolidated group for taxation purposes. As a tax consolidated group, a single tax return is lodged for the group based on the consolidated results of all companies within the group. The decision to implement the tax consolidation regime was made by Gold Fields during the 2005 fiscal year and applied as of July 1, 2003. Certain transitional provisions were made available to encourage entities into the tax consolidation regime. These provisions addressed the mechanism for transferring losses into the tax consolidated group and made provision for companies that consolidate to recalculate the tax base of certain assets based on a market value calculation. These provisions were on balance advantageous to Gold Fields resulting in a net gross up of $26.8 million. An amendment to the Australian tax laws in fiscal 2007 resulted in a shorter useful life of mine being applied to St. Ives than had originally been selected. The retrospective application of this change triggered a recalculation of the tax base of the assets and led to a further U.S.$3.3 million gross up in fiscal 2007. These gross-ups have been included in the income and mining tax benefit for fiscal 2005 and fiscal 2007.

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

Venezuela

Venezuela taxes resident individuals and domiciled corporations on their worldwide income. Taxable income is therefore defined to include territorial income, income resulting from activities performed or deemed to be performed outside of Venezuela and assets located or deemed to be located outside of Venezuela, and income resulting from inflation adjustment. Conversely, certain extraterritorial expenses are allowed as deductible expenses.

While the Venezuelan corporate tax rate is determined with reference to a progressive tax scale, in practice, the effective corporate tax rate applicable to foreign and domestic corporations is 34%.

Tax losses may be carried forward by corporations for a period of three tax years.

Venezuelan corporate income tax law provides for inflation adjustment in terms of which Venezuelan corporations are required to adjust their non-monetary assets and liabilities (including debt in foreign currency) for inflation on a yearly basis. Inflation adjustments usually generate phantom income or losses which affect taxable income. These types of adjustments also generate differences between the net taxable income and accounting income, which has an effect on tax on dividends, as discussed below.

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

Dividends paid by Venezuelan companies are taxable at 34% to the extent that they arise from profits that have not been subject to tax at the corporate level. The tax is calculated on that portion of the dividends that is paid out of corporate profits in excess of net taxable income. Tax on dividends is withheld at source by the declaring company.

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

Exchange Rates

Gold Fields’ South African revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a lower Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates.” During fiscal 2007, Gold Fields had three different U.S. dollar/Rand forward purchase contracts to manage its exposure to fluctuations in the value of the Rand against the U.S. dollar. They were:

•	U.S.$30 million of forward cover existed to hedge the Group’s offshore commitments. This cover was rolled over on December 5, 2006 and then closed-out on March 20, 2007;

•

As a result of the U.S.$550 million draw-down under a $1.8 billion bridge loan facility entered into by GFIMSA to close-out the Western Areas gold derivative structure and refinance certain working capital loans, U.S. dollar/rand forward cover was purchased during the fiscal quarter ended March 31, 2007 in an amount of U.S.$550.8 million for settlement August 6, 2007, at an average forward rate of 7.3279. This cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument and gains and losses are accounted for under exchange gain or loss on loans under finance income or expense where they offset the exchange gains and losses on the revaluation of the underlying $550 million loan; and

•

In anticipation of repaying the U.S.$1.2 billion borrowed under a bridge loan facility to partly finance the South Deep acquisition, a U.S.$600 million forward exchange contract at a rate of R7.3916 was purchased. This contract was settled at a rate of R7.2000 on February 8, 2007.

With respect to its operations in Ghana, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are determined according to a formula by which costs are indexed to the U.S. dollar. Accordingly, fluctuations in the Cedi do not materially impact operating results for the Ghana operations.

With respect to the Australian operations, Gold Fields expects that the effect of fluctuations in the value of the Australian dollar against the U.S. dollar will be similar to that for the Rand, with weakness in the Australian dollar resulting in improved earnings for Gold Fields and strength in the Australian dollar producing the opposite result. Gold Fields agreed with the lenders providing the loans for the acquisition of St. Ives and Agnew to manage its exposure to fluctuations in the value of the Australian dollar against the U.S. dollar by entering into financial instruments that fix the exchange rates for a portion of the expected future revenues from the operations. These financial instruments were closed out on January 7, 2004. However, in order for the Group to participate in any future Australian dollar appreciation, a strip of quarterly maturing Australian dollar/U.S. dollar call options were purchased of which the value dates and amounts matched those of the original structure. The remaining instruments matured during fiscal 2007. Gold Fields accounts for these financial instruments on a mark-to-market basis, using exchange rates prevailing at the end of the relevant accounting period.

In Venezuela a system of exchange controls is in place and the Central Bank sets a fixed exchange rate for the Bolivar against the U.S. dollar. Currently, the official rate is VEB 2,150 per $1.00 although that rate may be adjusted from time to time, and typically the Bolivar has been devalued against the U.S. dollar. To the extent the Bolivar depreciates against the U.S. dollar, Gold Fields should obtain higher earnings to the extent it sells its gold produced in Venezuela outside Venezuela. However, Gold Fields is obligated to repatriate to Venezuela and convert to Bolivars at the official exchange rate all amounts generated from exports. See “Information on the Company—Regulatory and Environmental Matters—Venezuela—Exchange Controls.”

Inflation

It is possible that a period of significant inflation in South Africa could adversely affect Gold Fields’ results and financial condition. However, because the majority of Gold Fields’ costs at the South African operations are in Rand, while its revenues from gold sales are in U.S. dollars, the extent to which the Rand devalues against the U.S. dollar will offset the impact of South African inflation. In Ghana, Gold Fields’ operations are not significantly impacted by Ghanaian inflation because a substantial portion of Gold Fields’ costs are either incurred directly in U.S. dollars or are determined according to a formula by which U.S. dollar amounts are converted into Cedi. Gold Fields expects that the impact of Australian inflation will be similar to that of South Africa, as will Venezuelan inflation.

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

South African companies, including Gold Fields, are subject to exchange control restrictions which require companies to repatriate some or all of their offshore profits. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. In particular, in his speech to Parliament toward the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium-term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. There have subsequently been further indications from the Ministry of Finance that it remains the government’s intention to gradually phase out the remaining exchange controls over time. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Exchange Controls.”

Gold Fields also has significant operations in Ghana and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Ghana. See “Risk Factors—Economic or political instability in the countries or regions where Gold Fields operates may have an adverse effect on Gold Fields’ operations and profits.” In addition, pursuant to an agreement which it has entered into with the Ghanaian government with respect to the Tarkwa mine, Gold Fields is required to repatriate at least 20% of the revenues derived from the Tarkwa mine to Ghana and either use such amounts in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. See “Information on the Company—Regulatory and Environmental Matters—Ghana—Mineral Rights.” Although it has been more than two years since the last set of negotiations with the Bank of Ghana regarding the Damang mine’s level of repatriation, the next set of negotiations has not been scheduled pending the execution of a new development agreement with the government of Ghana. Gold Fields currently repatriates approximately 40% of revenues from the Ghana operations to Ghana. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

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

Change in Accounting Principle—Capitalization of Costs Relating to Ore Reserve Development at the South African Operations

At Gold Fields’ surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop the property are capitalized as incurred until saleable minerals are extracted from the mine and are amortized using the units-of-production method over the estimated life of the orebody based on estimated recoverable ounces or pounds mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the orebody. Subsequent mine development costs are treated as variable production costs.

Previously, at Gold Fields’ South African underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs. During the year ended June 30, 2007, Gold Fields changed its accounting principle to capitalize all underground development costs to access specific ore blocks or other areas of the mine where such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine. Under this revised accounting principle, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, of building access ways, of lateral development, of drift development, of ramps, of box cuts and of other infrastructure development.

Gold Fields believes that the newly adopted principle is preferable because: (i) it aligns its policy with those of its global gold mining company industry peers; (ii) allows for a more direct link between revenue and associated expenditures; (iii) each block of ore can be described as a commencement of a new area of operations, separate and distinct from other existing operations, with the choice to mine based on an approved life-of-mine plan for that particular block of ore; and (iv) the additional costs capitalized under the revised principle meet the definition of an asset.

The change in accounting for underground development costs has been applied retrospectively and the comparative statements for the years ended June 30, 2006 and 2005 have been restated. The effect of the change on the years ended June 30, 2006 and 2005 is set out below. Opening accumulated retained earnings at July 1, 2004 have been increased by $64.3 million (net of deferred tax of $42.8 million), which is the adjustment relating to periods prior to and including the period ended June 30, 2004.

	Year ended June 30,
	2006	2005
	($ millions, except per share amounts)
Decrease in production costs (exclusive of depreciation and amortization)	121.8	128.3
Increase in depreciation and amortization	(84.2)	(91.9)

Effect on production costs (inclusive of depreciation and amortization)	37.6	36.4
Effect on deferred income tax expense	(13.3)	(14.5)

Effect on net (loss)/income	$24.3	$21.8

Effect on per share amounts:
Basic (loss)/earnings per share	0.05	0.04

Fully diluted (loss)/earnings per share	0.05	0.04

	June 30,
	2006	2005
	($ millions)
Effect on property, plant and equipment, net	153.7	134.5

Effect on deferred income taxes	59.9	53.8

Under Gold Fields’ revised method of accounting for underground development costs, the costs incurred to access specific ore blocks or areas of the mine, which only provide an economic benefit over the period during which that ore block or area is being mined, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. Capitalized costs that provide an economic benefit over the entire mine life, such as the initial primary shaft in an underground complex, will continue to be attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use are capitalized to the date on which the assets are substantially completed and ready for their intended use.

Critical Accounting Policies and Estimates

Gold Fields’ significant accounting policies are more fully described in note 2 to its audited consolidated financial statements included elsewhere in this annual report. Some of Gold Fields’ accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the financial statements. By their nature, these judgements are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Gold Fields’ significant accounting policies that are subject to significant judgements, estimates and assumptions are summarized below.

Business combinations

Management accounts for its business acquisitions under the purchase method of accounting. The total value of consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by using internal or external valuations. Management uses a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values, valuations on recent transactions or a combination thereof and others and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability. In addition, management believes that it uses the most appropriate valuation assumptions underlying each of those valuation methods based on current information available including discount rates, market risk rates, entity risk rates, cash flow assumptions and others. The accounting policy for valuation of business acquisitions is considered critical because judgements made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of financial position and the results of operations.

Depreciation, depletion and amortization of mining assets

Depreciation, depletion and amortization charges are calculated using the units-of-production method and are based on Gold Fields' current gold production as a percentage of total expected gold production over the lives of Gold Fields' mines. An item is considered to be produced at the time it is removed from the mine. The lives of the mines are estimated by Gold Fields' mineral resources department using interpretations of mineral reserves, as determined in accordance with the SEC's industry guide number 7.

Depreciation, depletion and amortization at Gold Fields' South African operations (which are long-life mines ranging from 13 to 28 years), are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives, are less sensitive to change in reserve assumptions. Accordingly, at these locations, it is Gold Fields’ policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Field's Board. However, if Gold Fields' management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

A similar approach is followed at Gold Fields' operations in Ghana, due to the longer life of the primary orebody. At Gold Fields' Australian operations, where mine-life ranges from two to four years, proven and probable reserves used for the calculation of depreciation, depletion and amortization are more susceptible to changes in reserve estimates. At these locations, Gold Fields' depreciation, depletion and amortization calculations are updated on a more regular basis (at least quarterly) for all known changes in proven and probable reserves. The nature of the orebody, and the on-going information being gathered in connection with the orebody, facilitates these updates.

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

•

expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors). In impairment assessments conducted in fiscal 2007, the Group used an expected future market gold price of $580 per ounce, and expected future market exchange rates of R7.50 to $1.00 and A$1.38 to $1.00;

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

Gold Fields records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. Gold Fields estimates fair value by discounting the expected future cash flows using a discount factor that reflects a market-related rate of interest for a term consistent with the period of expected cash flows.

Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold prices and currency exchange rates, estimates of costs to produce reserves and future sustaining capital.

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

Gold Fields recorded no impairment charges on its long-lived assets during fiscal 2007 or fiscal 2006, but recorded impairment charges amounting to $233.1 million in fiscal 2005.

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

Environmental rehabilitation costs

Gold Fields makes provision for environmental rehabilitation costs and related liabilities when environmental disturbances occur based on management’s interpretations of current environmental and regulatory requirements. The provisions are recorded by discounting the expected cash flows associated with the environmental rehabilitation using a discount factor that reflects a credit-adjusted, risk-free rate of interest. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of rehabilitation liabilities is inherently more subjective. Significant judgements and estimates are made when estimating the fair value of rehabilitation liabilities. In addition, expected cash flows relating to rehabilitation liabilities could occur over periods up to the planned life of mine at the time the estimate is made and the assessment of the extent of environmental remediation work is highly subjective. While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may, when considering the factors discussed above, differ materially from the costs that will actually be incurred to rehabilitate Gold Fields’ mine sites in the future.

Employee benefits

Management’s determination of Gold Fields’ obligation and expense for pension and provident funds, as well as post-retirement healthcare liabilities, depends on the selection of certain assumptions used by actuaries to calculate the amounts. These assumptions are described in note 16 to Gold Fields’ consolidated financial statements and include, among others, the discount rate, healthcare inflation costs and rates of increase in compensation costs. Actual results that differ from management’s assumptions are accumulated and charged over future periods, which will generally affect Gold Fields’ recognized expense and recorded obligation in future periods. While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect Gold Fields’ pension and other post-retirement obligations as well as future expenses, which will result in an impact on earnings in the periods that the changes in the assumptions occur.

Stockpiles, gold-in-process and product inventories

Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold-in-process, ore on leach pads and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

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

Share-based compensation

Effective July 1, 2005, Gold Fields adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R), for all share option grants subsequent to that date. SFAS 123(R) requires Gold Fields to determine the fair value of share options as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. Gold Fields has determined the fair value of all its options grants (a) prior to, but not yet vested as of, July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123(R), and (b) subsequent to July 1, 2005 based on the grant-date fair value estimated in accordance with SFAS 123(R), using the Black-Scholes valuation model, which requires Gold Fields to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and Gold Fields’ expected dividend yield. While Gold Fields’ management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement. Gold Fields’ options have characteristics significantly different from those of traded options and therefore fair values may also differ.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that a company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, and disclosure.

In May 2007, the FASB issued FSP No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” or FSP FIN 48-1. This Staff Position clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 specifically addresses the interaction between reviews and examinations by the taxing authority and settlement of uncertain tax positions. The provisions of FIN 48 and FSP FIN 48-1 are effective beginning July 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Gold Fields is currently evaluating the impact of adopting FIN 48 and FSP FIN 48-1 on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, or SAB 108. The interpretations in SAB 108 express the staff’s views regarding the process of quantifying financial statement misstatements. The Staff believes registrants must consider the impact of correcting all misstatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in current year financial statements. Thus, a registrant’s financial statements would require adjustment when the assessment in the current year or in prior years’ results in qualifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. The adoption of SAB 108 did not have an impact on the Group’s financial position and results of operations.

In September 2006, the FASB issued FASB No. 157 “Fair Value Measurements,” or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements; rather, it emphasizes that fair value is a market-based measurement (that is, fair value should be based on the assumptions market participants would use when pricing the asset or liability, not an entity specific measurement). In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. SFAS 157 applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and all subsequent periods. This statement is effective for Gold Fields from July 1, 2008. Management is currently evaluating the impact of SFAS 157 on Gold Fields’ financial position and results of operations.

In February 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115,” or SFAS No. 159. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Application of the provisions of SFAS No. 159 is optional and the provisions can be elected on an instrument-by-instrument basis. If Gold Fields elects to utilize the provisions of this Statement, it may do so beginning on July 1, 2008. Gold Fields is currently evaluating the impact of SFAS No. 159 on its financial position and results of operations.

Results of Operations

Years Ended June 30, 2007 and 2006

Revenues

Product sales increased by $453 million, or 20%, from $2,282.0 million in fiscal 2006 to $2,735.2 million in fiscal 2007. The increase in product sales was due to an increase in the average realized gold price of 21.8% from $524 per ounce in fiscal 2006 to $638 per ounce in fiscal 2007, partially offset by a decrease of approximately 0.062 million ounces, or 1.4%, in total gold sold, from 4.351 million ounces in fiscal 2006 to 4.289 million ounces in fiscal 2007. The decrease in ounces sold resulted from lower production from the international operations, mainly Damang, partially offset by production from the Choco 10 mine in Venezuela, which was acquired on March 1, 2006. Production at the South African operations in fiscal 2007 was similar to fiscal 2006, as lower production from the existing mines was offset by production from the South Deep mine, which was acquired on December 1, 2006.

At the South African operations, gold production decreased from 2.66 million ounces in fiscal 2006 to 2.65 million ounces in fiscal 2007. Production at Driefontein decreased by 12% to 1.02 million ounces mainly due to lower underground and surface grades, as well as lower tonnage. Production at Kloof increased marginally to 0.92 million ounces in fiscal 2007 from 0.91 million ounces in fiscal 2006, with lower surface and underground grades offset by higher tonnage. Gold production at Beatrix decreased by 9% from 0.60 million ounces in fiscal 2006 to 0.54 million ounces in fiscal 2007, despite a small increase in tonnage, due to lower grades. The overall lower production at these operations was largely offset by production from South Deep, which Gold Fields acquired on December 1, 2006 and which produced 0.17 million ounces for the seven months to June 30, 2007.

At the international operations, total gold production decreased from 1.69 million ounces in fiscal 2006 to 1.64 million ounces in fiscal 2007. In Ghana, Damang’s gold production decreased by 20% from 0.24 million ounces in fiscal 2006 to 0.19 million ounces in fiscal 2007 due to a reduction of available high grade fresh ore tonnages mined and processed. Production at Tarkwa was marginally lower at 0.70 million ounces, compared to 0.71 million ounces in fiscal 2006. In Australia, production at St. Ives and Agnew both decreased by about 3% to 0.49 million ounces and 0.21 million ounces, respectively, in fiscal 2007, from 0.50 million ounces and 0.22 million ounces, respectively, in fiscal 2006. The decrease at St. Ives was due to a reduction of high grade underground ore from Junction and East Repulse, which was replaced with lower grade surface ore. At Agnew, the decrease was due to an increase in ore mined from the lower grade Songvang open pit, which replaced depleted higher grade underground ore. At Choco 10, gold production was hampered by a lack of water to run the mill at design capacity as from December, 2006. Despite this, gold production doubled to 0.056 million ounces, as fiscal 2006 included only production as from the acquisition date of March 1, 2006. See “Information on the Company—Gold Fields’ Mining Operations.”

Total gold sold and total gold produced are the same at all the operations with the exception of Choco 10, where there may be differences due to timing of sales.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2006 and fiscal 2007. Amounts for fiscal 2006 have been adjusted due to the change in accounting principle regarding ore reserve development costs, which were previously expensed and are now capitalized. See “—Change in Accounting Principle—Capitalization of Costs Relating to Ore Reserve Development at the South African Operations.”

	Fiscal 2006			Fiscal 2007			Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	($/oz)		(‘000 oz)	($/oz)		(%)
South Africa
Driefontein	1,150	315	393	1,017	349	419	10.8	6.6
Kloof	914	374	467	923	367	458	(0.2)	(0.2)
Beatrix	596	354	425	543	378	455	6.8	7.1
South Deep(3)	—	—	—	166	595	714	—	—
Ghana
Tarkwa(4)	709	300	350	697	378	434	26.0	24.0
Damang(5)	235	432	447	188	597	602	38.2	34.7
Venezuela
Choco 10(6)	28	293	399	56	565	659	92.8	65.2
Australia(7)
St. Ives	497	346	488	487	416	589	20.2	20.7
Agnew	222	268	326	212	399	462	48.9	41.7
Total(8)(9)	4,351	—	—	4,289	—	—	—	—
Weighted average	—	338	419	—	394	482	16.6	15.0

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(2)	For information on how Gold Fields has calculated total production costs per ounce by dividing total production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	In fiscal 2007, 0.163 million ounces of sales were attributable to Gold Fields, with the remainder attributable to minority shareholders in the South Deep operation.

(4)	In fiscal 2006 and 2007, 0.504 million ounces and 0.496 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	In fiscal 2006 and 2007, 0.167 million ounces and 0.134 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	In fiscal 2006 and 2007, 0.027 million ounces and 0.053 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Choco 10 operation.

(7)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(8)	In fiscal 2006 and 2007, 4.074 million ounces and 4.024 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Venezuela operations and, in fiscal 2007, South Deep.

(9)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2007 and fiscal 2006.

	For the year ended June 30, 2007
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	361.2	344.9	211.1	99.0	261.5	109.0	33.7	212.5	83.1	(8.3)	1,707.7
Less:
G&A other than corporate costs	7.5	7.9	6.0	0.1	11.2	0.2	3.6	4.2	1.5	(5.8)	36.4
GIP adjustment	—	—	—	—	(0.6)	—	—	0.9	(7.2)	—	(6.9)
Exploration	0.8	0.2	0.4	—	0.6	0.2	—	12.6	7.6	—	22.4
Plus:
Employment termination cost	2.1	1.8	0.9	—	—	—	—	—	—	0.1	4.9
Royalty	—	—	—	—	13.3	3.6	1.2	7.8	3.5	—	29.4
Total cash costs	355.0	338.6	205.6	98.9	263.6	112.2	31.3	202.6	84.7	(2.4)	1,690.1
Plus:
Amortization(2)	70.1	84.3	41.5	19.7	39.7	2.7	5.4	83.1	22.5	19.2	388.2
GIP adjustments(2)	—	—	—	—	(0.6)	—	—	0.9	(7.2)	—	(6.9)
Rehabilitation	0.8	0.2	0.4	—	(0.1)	(1.8)	—	(0.2)	(1.8)	—	(2.1)
Total production costs	425.9	423.1	247.5	118.6	302.6	113.1	36.7	286.8	98.2	16.8	2,069.3
Gold produced (‘000 oz)(3)	1,016.5	922.9	543.4	163.2	697.2	187.9	54.6	486.9	212.4	—	4,284.9
Gold sold (‘000 oz)	1,016.5	922.9	543.4	166.1	697.2	187.9	55.7	487.0	212.4	—	4,288.9
Total cash costs ($/oz)(4)	349	367	378	595	378	597	562	416	399		394
Total production costs ($/oz)(5)	419	458	455	714	434	602	659	589	462	—	482

Notes:

(1)	Calculated using an exchange rate of R7.20 per $1.00.

(2)	Non-cash portion of GIP adjustments shown separately. Gold in process, or GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2007, 4.024 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana, Choco 10 and South Deep operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

	For the year ended June 30, 2006
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs(2)	365.1	343.4	212.2	211.7	101.7	8.4	176.3	80.9	—	1,499.7
Less:
G&A other than corporate costs	5.2	4.8	3.5	11.5	1.9	0.6	4.2	3.4	—	35.1
GIP adjustment	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Exploration	—	—	—	—	2.0	—	9.4	21.4	—	32.8
Plus:
Employment termination cost	2.4	3.0	2.1	—	—	—	0.8	0.5	—	8.8
Royalty	—	—	—	11.2	3.7	0.5	6.5	2.9	—	24.8
Total cash costs	362.3	341.6	210.8	212.6	101.5	8.3	171.9	59.7	—	1,468.7
Plus:
Amortization(3)	87.4	82.5	40.9	36.5	3.5	3.0	71.3	12.9	12.3	350.3
GIP adjustments(3)	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Rehabilitation	1.8	2.6	1.6	0.3	—	—	0.9	—	—	7.2
Total production costs	451.5	426.7	253.3	248.2	105.0	11.3	242.2	72.4	12.3	1,822.9
Gold produced (‘000 oz)(4)	1,149.5	914.0	596.1	709.2	235.1	25.3	496.4	222.4	—	4,348.0
Gold sold (‘000 oz)	1,149.5	914.0	596.1	709.2	235.1	28.3	496.4	222.4	—	4,351.0
Total cash costs ($/oz)(5)	315	374	354	300	432	293	346	268	—	338
Total production costs ($/oz)(6)	393	467	425	350	447	399	488	326	—	419

Notes:

(1)	Calculated using an exchange rate of R6.40 per $1.00.

(2)	Production costs for fiscal 2006 have been adjusted due to the change in accounting principle regarding ore reserve development costs, which were previously expensed and are now capitalized.

(3)	Non-cash portion of gold in process, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(4)	In fiscal 2006, 4.074 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Choco 10 operations.

(5)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(6)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

Gold Fields’ weighted average total cash costs per ounce increased by $56 per ounce, or 16.6%, from $338 per ounce in fiscal 2006 to $394 per ounce in fiscal 2007. The majority of this increase was due to increased expenditure on the Teberebie cutback at Tarkwa and the Damang pit cutback, together with lower production due to less high grade ore available at Damang and lower yields across the Group. In addition, there was a significant increase in input costs, especially fuel, steel and cyanide and other reagents, and in wages, especially at the South African operations together with increased fleet maintenance costs at Tarkwa. The higher unit cash cost of the newly acquired South Deep also contributed toward this increase. These higher costs were partially offset by the conversion of Rand costs at the South African operations to dollars at a weaker Rand/U.S. dollar exchange rate. The Rand weakened 12.5% against the U.S. dollar from an average of 6.40 in fiscal 2006 to 7.20 in fiscal 2007.

Production costs

Production costs increased by $207.8 million, or 13.9%, from $1,499.9 million in fiscal 2006 to $1,707.7 million in fiscal 2007. This was primarily due to the increased cost of waste removal at the Teberebie cutback at Tarkwa and the Damang main pit cutback, together with an increase at St. Ives due to a general increase in mining costs and increased royalties. Production costs from Choco 10 quadrupled due to the inclusion of costs for the full year compared with only four months in fiscal 2006 and the mine build-up to meet the anticipated increase in production. In South Africa production costs were similar at Driefontein, Kloof and Beatrix, as the increase in Rand costs due to increased labor and input costs was offset by the 12.5% weaker Rand when converting to U.S. dollars. In Rand terms, production costs increased at all the South African operations from fiscal 2006 to fiscal 2007. Costs at South Deep have been included since it was acquired on December 1, 2006. In addition, there was a significant increase in input costs across Gold Fields’ operations, especially fuel, steel and cyanide and other reagents.

Depreciation and amortization

Depreciation and amortization charges increased by $34.9 million, or 9.9%, from $353.3 million in fiscal 2006 to $388.2 million in fiscal 2007. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. The principal reason for this increase was the inclusion of South Deep since it was acquired on December 1, 2006 and the increase in mining volumes at the Australian operations.

The table below depicts the changes from June 30, 2005 and December 31, 2005 to December 31, 2006 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2006 and 2007, respectively. The life of mine numbers below are taken from the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves) and (2) the amount of gold produced by the operation during the year. During fiscal 2006, Gold Fields decided to align determination of its reserves with its planning cycle and as a result a reserve statement as at December 31, 2005 was issued. This ore reserve statement became effective for amortization calculations as from April 1, 2006. The ore reserve statement as at December 31, 2006 become effective on May 1, 2007. Ore reserves have since been calculated as at June 30, 2007 and appear elsewhere in this annual report. See “Information on the Company—Reserves of Gold Fields as of June 30, 2007.”

	Proven and probable reserves as of			Life of mine(1) as of			Amortization as of
	June 30, 2005	December 31, 2005	December 31, 2006	June 30, 2005	December 31, 2005	December 31, 2006	June 30, 2006	June 30, 2007
South Africa
Driefontein	15,100	14,400	12,900	16	18	17	87.4	70.1
Kloof(2)	13,000	12,500	11,900	15	15	15	82.5	84.3
Beatrix	8,200	8,200	7,800	14	14	13	40.9	41.5
South Deep (3)	—	—	18,200	—	—	23	—	19.7
Ghana
Tarkwa(4)	13,400	14,400	12,700	21	23	14	37.5	39.7
Damang(5)	1,300	1,400	1,600	5	6	6	3.5	2.7
Venezuela
Choco 10	—	1,200	1,800	8	8	9	3.0	5.4
Australia(6)
St. Ives	2,500	2,200	2,600	5	5	5	73.2	84.4
Agnew	900	800	700	4	3	3	13.1	22.5
Corporate and other	—	—	—	—	—	—	12.2	19.1
Total	54,400	55,100	70,200	—	—	—	353.3	388.2
Cerro Corona	—	3,200	3200	—	—	—	—	—
Reserves below infrastructure(7)	10,200	10,000	23,100	—	—	—	—	—
Total reserves (8)	64,600	68,300	96,400	—	—	—	—	—

Notes:

(1)	The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves, whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.

(2)	At Kloof, amortization decreased due primarily to changes in the sources of production as amortization is calculated based on the reserves at each shaft.

(3)	As of December 31, 2006, reserves of 2.940 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in the South Deep operation.

(4)	As of June 30, 2005 and December 31, 2005 and 2006, reserves of 9.500 million ounces, 10.200 million ounces and 9.000 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	As of June 30, 2005 and December 31, 2005 and 2006, reserves of 0.920 million ounces, 1.000 million ounces and 1.140 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(8)	As of June 30, 2005 and December 31, 2005 and 2006, reserves of 60.400 million ounces, 63.100 million ounces and 91.600 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghanaian and Venezuelan operations.

Corporate expenditure

Corporate expenditure was $38.4 million in fiscal 2007 compared to $21.9 million in fiscal 2006, an increase of 75.3%. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure increased from R140.0 million in fiscal 2006 to R276.0 million in fiscal 2007. The main reason for this increase was increased staffing and other costs at the corporate level to service Gold Fields’ growing portfolio of assets, both in South Africa and internationally.

Employment termination costs

In fiscal 2007, Gold Fields incurred employment termination costs of $4.9 million compared to $9.1 million in fiscal 2006. The decrease in employee terminations costs resulted principally from lower retrenchments during fiscal 2007.

Exploration expenditure

Exploration expenditure was $48.4 million in fiscal 2007, an increase of 23.2% from $39.3 million in fiscal 2006. Gold exploration increased from $38.7 million in fiscal 2006 to $41.9 million in fiscal 2007 as a result of a deliberate effort to step up exploration activities. Exploration expenditure incurred at the Arctic Platinum Project, or the APP, increased from $0.6 million in fiscal 2006 to $6.5 million in fiscal 2007 due to the expenditure incurred by North American Palladium under the terms of its buy-in arrangement. See “Information on the Company—Exploration—Arctic Platinum Project.”

Impairment of assets

In both fiscal 2007 and fiscal 2006, Gold Fields had no asset impairments.

Profit on disposal of property, plant and equipment

During fiscal 2007, Gold Fields continued to dispose of certain surplus property, plant and equipment. The net profit on the sale of this property, plant and equipment amounted to $7.4 million, comprising:

•	$2.6 million profit from the sale of two stage winders by Driefontein;

•	$3.5 million profit from the sale of surplus housing by Beatrix and South Deep;

•	$0.7 million profit from the sale of two mills by Driefontein; and

•	$0.6 million from miscellaneous asset sales by the operating mines.

During fiscal 2006, Gold Fields disposed of certain surplus property, plant and equipment. The net profit on the sale of this property, plant and equipment amounted to $3.7 million, comprising:

•	$2.3 million profit from the sale of a winder by Kloof; and

•	$1.7 million profit from the sale of mine houses by Beatrix, offset in part by a $0.3 million loss from miscellaneous asset sales by the operating mines.

Increase/(Decrease) in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Medisense Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees’ medical contribution to the medical schemes after their retirement. At June 30, 2007, approximately 224 (fiscal 2006: 226) former employees were covered under this plan, which is not available to members of the scheme formerly available to employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997 and members of the Medisense medical scheme who retired after January 31, 1999.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed until the termination of Gold Fields’ obligations on December 31, 2011. At June 30, 2007, there were 235 former South Deep employees that were subject to this employer contribution. See “Directors, Senior Management and Employees—Employees—Benefits.”

In fiscal 2007, an amount of $1.3 million was debited to earnings, compared to a credit of $0.5 million in fiscal 2006, in respect of Gold Fields’ obligations under these medical plans. The $1.3 million debit in fiscal 2007 comprises the annual interest and service charge of $1.3m. The $0.5 million credit in fiscal 2006 was the result of a reversal of $0.5 million relating to the release of the cross-subsidization liability and a $0.7 million release as a result of benefits forfeited offset in part by the annual interest and service charge of $0.7 million. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for fiscal 2007 was $6.4 million compared to $8.6 million in fiscal 2006. The decrease is due primarily to a reduction in the liability at Damang for which there was no rehabilitation asset against which to offset this reduction, with the result that the reduction was credited to costs.

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

Share compensation cost

The charge for share compensation cost in fiscal 2007 was $12.5 million compared to $11.5 million in fiscal 2006.

Effective July 1, 2005, the Company adopted SFAS No. 123(R). Prior to July 1, 2005, the Company had elected to follow Accounting Policies Board Opinion No. 25 “Accounting for Stock Issued to Employees,” or APB No. 25, and its related interpretations in accounting for its share option schemes. The Company adopted SFAS 123(R) using the modified prospective transition method. Under this method, compensation cost recognized in fiscal 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123(R); and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

Interest and dividends

Interest and dividends amounted to $26.8 million in both fiscal 2007 and fiscal 2006. Interest received on cash and cash equivalents amounted to $24.6 million in fiscal 2007 as compared to $24.4 million in fiscal 2006. Dividends received amounted to $2.2 million in fiscal 2007 as compared to $2.4 million in fiscal 2006.

Finance expense

Gold Fields recognized net finance expense of $95.2 million in fiscal 2007 as compared to $55.6 million in fiscal 2006.

Net finance expense in fiscal 2007 consisted of interest payments of $89.4 million and realized exchange losses on loans of $5.8 million.

The interest payments of $102.7 million in fiscal 2007 comprised:

•	$61.6 million on the Mvelaphanda loan;

•	$9.3 million on the $168 million borrowed to partly finance the Bolivar acquisition;

•	$13.8 million on $1.2 billion borrowed to finance the acquisition of BGSA under a $1.8 billion bridge loan facility entered into by GFIMSA;

•	$12.9 million on a further $550 million borrowed under the bridge facility to settle the Western Areas gold derivative structure and to finance certain working capital requirements;

•

$3.6 million of loan transaction costs incurred on the $1.8 billion bridge loan facility and a $750 million syndicated loan facility entered into by GFIMSA, Orogen Holdings (BVI) Limited, or Orogen, and Western Areas; and

•	$1.5 million of miscellaneous interest payments.

See “—Liquidity and Capital Resources—Credit Facilities.”

$13.3 million of interest payments were capitalized to capital projects, resulting in net interest payments of $89.4 million. Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use. The $13.3 million was capitalized to:

• Kloof:	$0.2 million;

• Driefontein:	$0.2 million;

• South Deep:	$0.1 million;

• Tarkwa:	$0.4 million; and

• Cerro Corona:	$12.4 million.

The realized exchange losses on loans of $5.8 million comprised a $6.3 million loss on the $1.2 billion borrowed under the bridge loan facility to finance the acquisition of BGSA, offset in part by a $0.5 million gain on the $550 million borrowed to settle the Western Areas gold derivative structure before this exposure was hedged by a foreign exchange contract.

Net finance expense in fiscal 2006 consisted of interest payments of $74.4 million, comprising $69.3 million on the Mvelaphanda loan and $5.1 million of other interest payments. This was offset in part by realized exchange gains of $18.8 million.

Other interest payments comprised $2.5 million interest paid on the $158.0 million borrowed on March 9, 2006 under a U.S.$250.0 million credit facility entered into by Orogen Holdings (BVI) Limited, or Orogen, to partly finance the Bolivar acquisition, $1.5 million interest paid on a bridging loan related thereto incurred using Gold Fields’ uncommitted borrowing facilities pending the availability of the U.S.$250.0 million credit facility and $1.1 million of miscellaneous interest payments. See “—Liquidity and Capital Resources—Credit Facilities.” The realized exchange gains consisted of a $10.3 million currency translation gain on funds held to meet commitments in respect of the Bolivar acquisition and an $8.5 million currency conversion gain arising from a change in the functional currency from U.S. dollars to Rand of one of the Group’s offshore subsidiary companies, Gold Fields Holdings.

Unrealized gain on financial instruments

Gold Fields recognized an unrealized gain of $15.4 million in fiscal 2007 compared to an unrealized gain of $14.6 million in fiscal 2006 relating to financial instruments.

The unrealized gain of $15.4 million in fiscal 2007 consisted of a mark-to-market gain on various warrants and options held in respect of underlying share investments, primarily related to the Mvelaphanda Transaction and Sino Gold Limited options held. The unrealized gain of $14.6 million in fiscal 2006 consisted of a $12.8 million unrealized mark-to-market gain on various warrants and options held in respect of underlying share investments, primarily related to the Mvelaphanda Transaction, and an unrealized gain of $3.8 million on the $30.0 million U.S. dollar/Rand currency financial instruments Gold Fields holds to cover U.S. dollar commitments payable from South Africa. This was partly offset by an unrealized loss of $1.6 million on the Australian dollar/U.S. dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and an unrealized loss of $0.4 million on the IPE gasoil call options Gold Fields entered into during fiscal 2005. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience” and “—Commodity Price Sensitivity—Commodity Price Hedging Experience—Oil.”

Realized (loss)/gain on financial instruments

Gold Fields recognized a realized loss of $10.7 million in fiscal 2007 compared to a realized loss of $9.1 million in fiscal 2006 relating to financial instruments.

The $10.7 million realized loss in fiscal 2007 comprised:

•	$1.0 million net loss on the settlement of the $30.0 million U.S. dollar/Rand currency financial instruments;

•	$2.5 million loss on the settlement of the IPE gasoil call options;

•	$20.7 million loss on settlement of the Western Areas gold derivative structure; and

•

$16.0 million loss on the forward exchange contract taken out to partly settle the $1.2 billion borrowed under the $1.8 billion bridge loan facility to finance substantially all of the cash portion of the acquisition of BGSA, partly offset by:

•	$21.0 million gain on the Western Areas gold delta purchases;

•

$8.2 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005 resulting in a realized gain of $36.2 million. This gain is being accounted for in the income statement over the remaining period of the underlying loan. $8.2 million was accounted for in the income statement in fiscal 2007. The balance of $18.0 million will be accounted for in fiscal 2008 to fiscal 2009; and

•	$0.3 million gain on the U.S. dollar/Australian call options.

Of the $9.1 million realized loss in fiscal 2006, there was a $15.2 million loss on treasury trading activities, a $1.9 million realized loss on a Rand/U.S. dollar swap relating to the financing of the Bolivar acquisition and a $1.2 million net realized loss on the settlement of the $30.0 million U.S. dollar/Rand currency financial instruments. This was partly offset by a $9.2 million gain related to the interest rate swap Gold Fields entered into in connection with the Mvela Loan. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity—General—Interest Rate Hedging Experience.”

Realized loss on foreign exchange

Gold Fields recognized an exchange loss of $15.1 million in fiscal 2007. This comprises a $16.5 million exchange loss on the settlement of the Western Areas gold derivative structure, partially offset by a $1.4 million exchange gain on foreign currency denominated bank balances, mainly at Choco 10 and Cerro Corona.

Profit on disposal of listed investments

During fiscal 2007, Gold Fields continued to liquidate certain non-current investments. The profit on the sale of these investments amounted to $26.8 million resulting from the following sales:

•	$17.1 million from the sale of 19.8 million shares in Avoca Resources Ltd;

•	$6.0 million from the sale of the Bibiani project in Ghana;

•	$1.0 million from the sale of 3.2 million shares in the TLC Ventures Corporation;

•	$1.0 million from the sale of 7.6 million shares in Comaplex Minerals Corporation;

•	$0.7 million from the sale of 21.5 million shares in Anglo Australian Resources Ltd; and

•	$1.0 million from the sale of various other investments.

During fiscal 2006, Gold Fields liquidated certain non-current investments. The profit on the sale of these investments amounted to $6.3 million. The largest portion of this amount was $4.7 million from the sale of Gold Fields 55% interest in the Committee Bay Joint Venture. In exchange for its 55% interest, Gold Fields received 7 million shares in Committee Bay Resources Limited, valued at $4.7 million. As the interest had a nil cost, the $4.7 million value of the shares received was also the profit.

Other expenses

Other expenses represents miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item net of miscellaneous revenue items such as scrap sales and rental income. Other expenses decreased by $14.3 million, from $16.5 million in fiscal 2006 to $2.2 million in fiscal 2007.

Other expenses in fiscal 2007 and fiscal 2006 consisted of miscellaneous cost items which included:

•	corporate social investment costs;

•	professional fees related to corporate advice;

•	auditors’ fees and other costs relating to Gold Fields becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002; and

•	costs related to marketing Biox®.

Income and mining tax (expense)/benefit

The table below sets forth Gold Fields’ effective tax rate for fiscal 2007 and fiscal 2006, including normal and deferred tax.

	Year ended June 30,
	2007	2006
Effective tax expense	43.5%	35.8%

In fiscal 2007, the effective tax expense rate of 43.5% differed from the maximum South African mining statutory tax rate of 45%, due to a reduction of $62.6 million in net tax charge arising from non-South African mining income being taxed at lower rates, a $27.9 million reduction relating to the South African mining tax formula and a $3.3 million reduction due to an increase in tax values in Australia following the recalculation of the consolidation of St. Ives and Agnew for tax purposes. A change in legislation in Australia allows companies that consolidate for tax purposes to recalculate the tax values of assets based on a market value calculation.

These reductions were partly offset by the Group incurring $29.4 million in charges relating to levies and royalties in Ghana and Australia, a further $45.5 million of net non-deductible expenditure, mainly due to exploration costs and share-based payment costs and a $20.5 million increase in valuation allowance on Western Areas and BGSA’s losses.

In fiscal 2006, the effective tax expense rate of 35.8% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $13.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, $8.4 million due to the reduction during fiscal 2006 of the Ghanaian tax rates from 28.0% to 25.0% and $59.0 million due to certain of Gold Fields’ subsidiary companies having statutory tax rates that are lower than the maximum mining statutory tax rate of 45%. The effect of these items was offset by an amount of $22.3 million relating to the non-deductibility of certain exploration costs and share-based payment costs and by an amount of $24.9 million relating to foreign levies and royalties, which is included in the tax charge.

Share of equity investee’s income/(losses)

Share of equity investee’s income/(losses) decreased from $7.0 million loss in fiscal 2006 to $0.3 million income in fiscal 2007. The $0.3 million income in fiscal 2007 relates to the recording of $2.0 million of profits from Rand Refinery Limited, of which Gold Fields owns 34.9%, partly offset by $1.7 million of equity losses related to Western Areas prior to Gold Fields gaining control of Western Areas, with effect from December 1, 2006.

The $7.0 million loss in fiscal 2006 relates to the recording of the equity losses related to Bolivar prior to Gold Fields’ acquisition of the remaining interest in Bolivar it did not previously own with effect from February 28, 2006 and equity losses related to Western Areas prior to Gold Fields gaining control of Western Areas, with effect from December 1, 2006.

Minority interests

Minority interests represented an expense of $26.5 million in fiscal 2007, compared to an expense of $29.8 million in fiscal 2006. These amounts reflect the portion of the net income of Gold Fields Ghana, Abosso, Choco 10 and Living Gold attributable to their minority shareholders and Western Areas and South Deep for the four months, from December 1, 2006 to March 31, 2007, that Gold Fields controlled, but did not own 100% of, those entities. The minority shareholders’ interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2007 and 2006, 5% in Choco 10 in fiscal 2007 and fiscal 2006, 35% in Living Gold in fiscal 2007 and 40% in fiscal 2006. The amounts due to minority shareholders were lower in fiscal 2007 primarily due to decreased net income at Gold Fields Ghana and Abosso in fiscal 2007.

Net income/(loss)

As a result of the factors discussed above, Gold Fields’ net income was $246.1 million in fiscal 2007, compared with net income of $161.7 million in fiscal 2006.

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

The decrease in ounces sold from the South African operations, from 2.824 million ounces in fiscal 2005 to 2.660 million ounces in fiscal 2006, resulted primarily from the loss of over a week’s production due to a wage related strike in August 2005 at all the South African operations together with poor performance at Kloof, due to mining inflexibility and a labor dispute in January 2006 which resulted in slowdowns in production. Gold output from Kloof decreased by 11.9% or 0.123 million ounces in fiscal 2006 when compared with fiscal 2005. At Beatrix there was a decrease in gold output of 4.5% or 0.028 million ounces due to lower stoping volumes, the impact of the strike in August 2005 and an overall decrease in the grade of mined ore, offset in part by increased volumes of sweepings and vamping, which improved the mine call factor and gold recovery in fiscal 2006. Production at Driefontein was only marginally lower in fiscal 2006. Production at the international operations increased by 1.6% from 1.664 million ounces in fiscal 2005 to 1.691 million ounces in fiscal 2006. All of this increase was due to the production from the newly acquired Choco 10 mine, as a net decrease in production from Australia was offset by the net increase in production in Ghana. See “Information on the Company—Gold Fields’ Mining Operations.”

Total gold sold and total gold produced are the same at all the operations with the exception of Choco 10, where there may be differences due to timing of sales.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2005 and fiscal 2006. Amounts for fiscal 2006 and fiscal 2005 have been adjusted due to the change in accounting principle regarding ore reserve development costs, which were previously expensed and are now capitalized. See “—Change in Accounting Principle—Capitalization of Costs Relating to Ore Reserve Development at the South African Operations.”

	Fiscal 2005			Fiscal 2006			Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total Production costs
	Gold Sold	Total cash costs(1)	Total production costs(2)	Gold Sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	($/oz)		(‘000 oz)	($/oz)		(%)
South Africa
Driefontein	1,163	292	371	1,150	315	393	7.9	5.9
Kloof	1,037	330	437	914	374	467	13.3	6.9
Beatrix	624	353	429	596	354	425	0.3	0.9
Ghana
Tarkwa(3)	677	232	290	709	300	350	29.3	20.7
Damang(4)	248	282	302	235	432	447	53.2	48.0
Venezuela
Choco 10(5)	—	—	—	28.3	293	399	—	—
Australia(6)
St. Ives	527	336	439	497	346	488	3.0	11.2
Agnew	212	232	325	222	268	326	15.5	0.3
Total(7)(8)	4,488	—	—	4,351	—	—	—	—
Weighted average	—	302	385	—	338	419	11.9	8.8

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(2)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	In fiscal 2005 and 2006, 0.481 million ounces and 0.504 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(4)	In fiscal 2005 and 2006, 0.176 million ounces and 0.167 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(5)	In fiscal 2006, 0.027 million ounces of sales were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Choco 10 operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	In fiscal 2005 and 2006, 4.219 million ounces and 4.074 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Venezuela operations.

(8)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2006 and fiscal 2005.

	For the year ended June 30, 2006
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	365.1	343.4	212.2	211.7	101.7	8.4	176.3	80.9	—	1,499.7
Less:
G&A other than corporate costs	5.2	4.8	3.5	11.5	1.9	0.6	4.2	3.4	—	35.1
GIP adjustment	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Exploration	—	—	—	—	2.0	—	9.4	21.4	—	32.8
Plus:
Employment termination cost	2.4	3.0	2.1	—	—	—	0.8	0.5	—	8.8
Royalty	—	—	—	11.2	3.7	0.5	6.5	2.9	—	24.8
Total cash costs	362.3	341.6	210.8	212.6	101.5	8.3	171.9	59.7	—	1,468.7
Plus:
Amortization(2)	87.4	82.5	40.9	36.5	3.5	3.0	71.3	12.9	12.3	350.3
GIP adjustments(2)	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Rehabilitation	1.8	2.6	1.6	0.3	—	—	0.9	—	—	7.2
Total production costs	451.5	426.7	253.3	248.2	105.0	11.3	242.2	72.4	12.3	1,822.9
Gold produced (‘000 oz)(3)	1,149.5	914.0	596.1	709.2	235.1	25.3	496.4	222.4	—	4,348.0
Gold sold per production cost (‘000 oz)	1,149.5	914.0	596.1	709.2	235.1	28.3	496.4	222.4	—	4,351.0
Total cash costs ($/oz)(4)	315	374	354	300	432	293	346	268	—	338
Total production costs ($/oz)(5)	393	467	425	350	447	399	488	326	—	419

Notes:

(1)	Calculated using an exchange rate of R6.40 per $1.00.

(2)	Non-cash portion of GIP adjustments shown separately. GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2006, 4.074 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Choco 10 operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

	For the year ended June 30, 2005
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	342.4	342.6	219.6	158.2	68.6	184.5	56.4	—	1,372.3
Less:
G&A other than corporate costs	6.5	5.4	3.8	8.9	1.8	4.7	1.5	—	32.6
GIP adjustment	—	—	—	(0.2)	—	(2.1)	0.1	—	(2.2)
Exploration	—	—	—	(1.2)	—	(10.7)	(7.5)	—	(19.4)
Plus:	—
Employment termination costs	3.7	5.0	4.3	—	—	—	—	0.7	13.7
Royalty	—	—	—	8.6	3.1	5.7	2.1	0.7	19.5
Total cash costs	339.6	342.2	220.1	156.9	69.9	176.9	49.4	—	1,355.7
Plus:
Amortization(2)	90.4	107.9	46.5	38.1	4.8	56.5	19.3	3.7	366.5
GIP adjustments(2)	—	—	—	(0.2)	—	(2.1)	0.1	—	(2.2)
Rehabilitation	1.8	3.5	1.0	1.3	0.2	0.3	0.3	—	8.4
Total production costs	431.8	453.6	267.6	196.1	74.9	231.6	69.1	3.0	1,727.7
Gold produced (‘000 oz)(3)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Gold sold per production cost (‘000 oz)	1,162.6	1,037.1	624.3	676.8	247.7	527.0	212.5	—	4,488.0
Total cash costs ($/oz)(4)	292	330	353	232	282	336	232	—	302
Total production costs ($/oz)(5)	371	437	429	290	302	439	325	—	385

Notes:

(1)	Calculated using an exchange rate of R6.21 per $1.00.

(2)	Non-cash portion of GIP adjustments shown separately. GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2005, 4.219 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa and Damang operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

Gold Fields’ weighted average total cash costs per ounce increased by $36 per ounce, or 11.9%, from $302 per ounce in fiscal 2005 to $338 per ounce in fiscal 2006. The strengthening of the Rand against the U.S. dollar had a 3.1% negative impact on the costs converted from the South African operations. In Rand terms, weighted average cash costs per ounce increased at the South African operations principally as a result of the impact of the strike in August 2005 and the poorer performance at Kloof during fiscal 2006 as compared to fiscal 2005. Weighted average total cash costs per ounce at the international operations increased significantly in fiscal 2006 mainly due to the pre-stripping of the Teberebie pit at Tarkwa and at the Damang main pit cutback as well as increased production from the higher cost Songvang open pit at Agnew and the replacement of high grade Damang main pit material with lower grade stockpile ore. Weighted average total cash costs per ounce at St. Ives increased more modestly as the operation benefited from the introduction of the new, more efficient Lefroy mill which completed its first full year of production. In addition, there was a significant increase in input costs, especially fuel, steel and cyanide and other reagents, and in wages, especially at the South African operations.

Production costs

Production costs increased by $127.5 million, or 9.3%, from $1,372.4 million in fiscal 2005 to $1,499.9 million in fiscal 2006. This was primarily due to the increased production from Tarkwa and the added cost of waste removal at the Teberebie cutback at Tarkwa and the Damang main pit cutback. The increase at Agnew was due to the increased activity at Songvang open pit. Production costs from Choco 10 were included from March 2006. In South Africa costs were slightly higher, with the increase at Driefontein partially offset by lower costs at Kloof and Beatrix, mainly due to the lower production. Added to this was a significant increase in input costs, especially fuel, steel and cyanide and other reagents, wage increases above inflation and the weakening of the South African rand which depreciated on average by 3.1% against the U.S. dollar during fiscal 2006 compared with fiscal 2005, resulting in increased costs in U.S. dollar terms. The Australian dollar was virtually unchanged against the U.S. dollar.

Depreciation and amortization

Depreciation and amortization charges decreased by $13.1 million, or 3.6%, from $366.4 million in fiscal 2005 to $353.3 million in fiscal 2006. Depreciation and amortization is calculated on the units of production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. The principal reason for this decrease was the decrease in production at Kloof offset in part by additional amortization and depreciation of the new mill at St. Ives.

The table below depicts the changes from June 30, 2004 to June 30, 2005 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2005 and 2006, respectively. The life of mine numbers below are taken from the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves) and (2) the amount of gold produced by the operation during the year. However, during fiscal 2006 Gold Fields decided to align determination of its reserves with its planning cycle and, as a result, a reserve statement as at December 31, 2005 was issued. This ore reserve statement became effective for amortization calculations as of April 1, 2006.

	Proven and probable reserves as of			Life of mine(1) as of			Amortization as of
	June 30, 2004	June 30, 2005	December 31, 2005	June 30, 2004	June 30, 2005	December 31, 2005	June 30, 2005	June 30, 2006
Driefontein	15,300	15,100	14,400	16	16	18	90.3	87.4
Kloof(2)	13,000	13,000	12,500	15	15	15	107.9	82.5
Beatrix	9,400	8,200	8,200	20	14	14	46.5	40.9
Ghana
Tarkwa(3)	14,700	13,400	14,400	11	21	23	38.1	37.5
Damang(4)	900	1,300	1,400	5	5	6	4.8	3.5
Venezuela
Choco 10(5)	—	—	1,200	—	8	8	—	3.0
Australia(6)
St. Ives	3,100	2,500	2,200	5	5	5	56.5	73.2
Agnew	700	900	800	3	4	3	19.3	13.1
Corporate and other	—	—	—	—	—	—	3.0	12.2
Total	57,100	54,400	55,100	—	—	—	366.4	353.3
Cerro Corona			3,200	—	—
Reserves below infrastructure(7)	23,000	10,200	10,000	—	—	—	—	—
Total reserves(8)	80,100	64,600	68,300	—	—	—	—	—

Notes:

(1)

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

(2)	Although total reserves remained the same at Kloof, amortization decreased due primarily to changes in the sources of production, as amortization is calculated based on the reserves at each shaft.

(3)	As of June 30, 2004 and 2005 and December 31, 2005, reserves of 10.450 million ounces, 9.500 million ounces and 10.200 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(4)	As of June 30, 2004 and 2005 and December 31, 2005, reserves of 0.640 million ounces, 0.920 million ounces and 0.995 million ounces, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(5)	As of December 31, 2005, reserves of 1.140 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in PMG.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(8)	As of June 30, 2004 and 2005 and December 31, 2005, reserves of 75.600 million ounces, 60.400 million ounces and 63.100 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghanaian and Venezuelan operations.

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

Employment termination costs

In fiscal 2006, Gold Fields incurred employment termination costs of $9.1 million compared to $13.7 million in fiscal 2005. The decrease in employee terminations costs resulted principally from lower retrenchments during fiscal 2006.

Exploration expenditure

Exploration expenditure was $39.3 million in fiscal 2006, a decrease of 14.6% from $46.0 million in fiscal 2005. Gold exploration expenditure increased from $31.7 million in fiscal 2005 to $38.7 million in fiscal 2006 as a result of a deliberate effort to step up exploration activities. However, this increase was more than offset by the decrease in exploration expenditure incurred at the Arctic Platinum Project, or the APP, which decreased from $14.3 million in fiscal 2005 to $0.6 million in fiscal 2006 as Gold Fields determined how to proceed with the APP. See “Information on the Company—Exploration.”

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

During fiscal 2005, closures resulted in the following additional asset impairments:

•	at Driefontein, Shaft No. 10 was closed, resulting in an impairment of $2.0 million;

•	at Kloof, the No. 3 metallurgical plant was closed, resulting in an impairment of $1.8 million; and

•	at St. Ives, the old mill was closed, resulting in an impairment of $9.8 million.

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

Profit on disposal of property, plant and equipment

During fiscal 2006, Gold Fields continued to dispose of certain surplus property, plant and equipment. The net profit on the sale of this property, plant and equipment amounted to $3.7 million comprising:

•	$2.3 million profit from the sale of a winder by Kloof; and

•	$1.7 million profit from the sale of mine houses by Beatrix, offset in part by a $0.3 million loss from miscellaneous asset sales by the operating mines of the Group.

During fiscal 2005, Gold Fields realized a net profit of $0.8 million on the sale of surplus property, plant and equipment by the operating mines of the Group.

Decrease in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Medisense Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees’ medical contribution to the medical schemes after their retirement. During fiscal 2005, 21% of these former employees and dependants were bought out of the scheme at a 15% premium. No former employees were bought out during fiscal 2006. At June 30, 2006, approximately 226 (fiscal 2005: 243) former employees were covered under this plan, which is not available to members of the scheme formerly available to employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997 and members of the Medisense medical scheme who retired after January 31, 1999. See “Directors, Senior Management and Employees—Employees—Benefits.” In fiscal 2006, an amount of $0.5 million was credited to earnings, compared to $4.2 million in fiscal 2005, in respect of Gold Fields’ obligations under this medical plan, representing a 12% decrease. The $0.5 million credit in fiscal 2006 was the result of a reversal of $0.5 million relating to the release of the cross-subsidization liability and a $0.7 million release as a result of benefits forfeited offset in part by the annual interest and service charge of $0.7 million. In fiscal 2005, the credit was the result of a reversal of $4.5 million relating to the release of the cross-subsidization liability as a result of the buyout and a $2.2 million release as a result of benefits forfeited, offset in part by the annual interest and service charge of $1.7 million and a $0.8 million charge relating to the 15% premium mentioned above. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on environmental rehabilitation

At all its operations Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for fiscal 2006 was $8.6 million compared to $11.5 million in fiscal 2005. The decrease in the charge in fiscal 2006 was due to lower inflation and interest rates applicable to the fiscal 2006 layer added as well as the effects of converting at a weaker Rand/U.S. dollar exchange rate.

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

Share compensation cost

Effective July 1, 2005, the Company adopted SFAS No. 123(R). Prior to July 1, 2005, the Company had elected to follow Accounting Policies Board Opinion No. 25 “Accounting for Stock Issued to Employees,” or APB No. 25, and its related interpretations in accounting for its share option schemes. The Company adopted SFAS 123(R) using the modified prospective transition method. Under this method, compensation cost recognized in fiscal 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested, as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123(R), and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). The results for prior periods have not been restated. As a result of adopting SFAS 123(R), $11.5 million of stock compensation charges was recognized in fiscal 2006.

Prior to fiscal 2006 Gold Fields had elected to follow APB No. 25 and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of Gold Fields and its subsidiaries’ employee share options equaled the market price of the underlying share on the date of the grant, no compensation expense had historically been recognized in the consolidated financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. During fiscal 2005 however, as a result of the inability by participants to exercise their share options during the period of the attempted hostile bid by Harmony Gold Mining Company Limited, or Harmony, Gold Fields extended the life of options for certain employees whose options would otherwise have expired by June 25, 2005. The Company accounted for the modification of the intrinsic value with a new measurement date and, since the options were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

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

IAMGold transaction costs

On September 30, 2004, Gold Fields, Gold Fields Ghana Holdings Limited, Gold Fields Holdings and IAMGold Corporation, or IAMGold, signed a definitive agreement which would have resulted in Gold Fields combining its assets situated outside the Southern African Development Community with those of IAMGold by means of a reverse takeover. On December 7, 2004, this proposed transaction did not receive the required majority approval by shareholders and it was therefore not completed. Gold Fields incurred costs of $9.3 million relating to the failed IAMGold deal during fiscal 2005 which was expensed.

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

Other interest payments comprise $2.5 million interest paid on the $158.0 million borrowed on March 9, 2006 under a U.S.$250.0 million credit facility entered into by Orogen Holdings (BVI) Limited, or Orogen, to partly finance the Bolivar acquisition, $1.5 million interest paid on a bridging loan related thereto incurred using Gold Fields’ uncommitted borrowing facilities pending the availability of the U.S.$250.0 million credit facility and $1.1 million of miscellaneous interest payments. See “—Liquidity and Capital Resources—Credit Facilities.” The realized exchange gains consists of a $10.3 million currency translation gain on funds held to meet commitments in respect of the Bolivar acquisition and an $8.5 million currency conversion gain arising from a change in the functional currency from U.S. dollars to Rand of one of the Group’s offshore subsidiary companies, Gold Fields Holdings.

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

The unrealized gain of $14.6 million in fiscal 2006 consisted of a $12.8 million unrealized mark-to-market gain on various warrants and options held in respect of underlying share investments, primarily related to the

Mvelaphanda Transaction, and an unrealized gain of $3.8 million on the $30.0 million U.S. dollar/Rand currency financial instruments Gold Fields holds to cover U.S. dollar commitments payable from South Africa. This was partly offset by an unrealized loss of $1.6 million on the Australian dollar/U.S. dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and an unrealized loss of $0.4 million on the IPE gasoil call options Gold Fields entered into during fiscal 2005. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience” and “—Commodity Price Sensitivity—Commodity Price Hedging Experience—Oil.” The unrealized gain of $4.9 million in fiscal 2005 consisted of a $5.3 million unrealized gain on the Australian dollar/U.S. dollar currency financial instruments Gold Fields holds to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and a $0.3 million unrealized gain on the IPE gasoil call options Gold Fields entered into during fiscal 2005, offset in part by a $0.7 million negative mark-to-market valuation as at June 30, 2005 in respect of the $30.0 million U.S. dollar/Rand currency financial instruments Gold Fields holds to cover any U.S. dollar commitments payable from South Africa.

Realized (loss)/gain on financial instruments

Gold Fields recognized a realized loss of $9.1 million in fiscal 2006 compared to a realized gain of $2.1 million in fiscal 2005 relating to financial instruments.

Of the $9.1 million realized loss in fiscal 2006, there was a $15.2 million loss on treasury trading activities, a $1.9 million realized loss on a Rand/U.S. dollar swap relating to the financing of the Bolivar acquisition and a $1.2 million net realized loss on the settlement of the $30.0 million U.S. dollar/Rand currency financial instruments. This was partly offset by a $9.2 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005 resulting in a realized gain of $36.2 million. This gain is being accounted for in the income statement over the remaining period of the underlying loan. $9.2 million was accounted for in the income statement in fiscal 2006. The balance of $26.2 million will be accounted for in fiscal 2007 to fiscal 2009. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity—General—Interest Rate Hedging Experience.”

Of the $2.1 million realized gain in fiscal 2005, a $1.3 million gain was realized on the settlement of the $50.0 million U.S. dollar/Rand currency financial instruments and $0.8 million related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan.

Profit on disposal of listed investments

During fiscal 2006, Gold Fields continued to liquidate certain non-current investments. The profit on the sale of these investments amounted to $6.3 million, the largest portion of which resulted from $4.7 million from the sale of Gold Fields 55% interest in the Committee Bay Joint Venture. In exchange for its 55% interest Gold Fields received 7,000,000 shares in Committee Bay Resources Limited valued at $4.7 million. As the interest had a nil cost, the $4.7 million value of the shares received was also the profit.

During fiscal 2005, Gold Fields liquidated certain non-current investments. The profit on the sale of these investments amounted to $8.1 million, the largest portion of which resulted from the sale of 36.0 million shares in Zijin Mining Group Company Limited.

Write-down of investments

During fiscal 2005 investments whose market value was lower than their original costs for a period of longer than 12 months were written-down by $7.7 million, the largest portion of which was on Mvelaphanda Resources Limited.

During fiscal 2006 no write down was required, as there were no investments whose market value was lower than their original costs for a period of longer than 12 months.

Other expenses

Other expenses represents miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item net of miscellaneous revenue items such as scrap sales and rental income. Other expenses increased by $12.2 million, from $4.3 million in fiscal 2005 to $16.5 million in fiscal 2006.

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

Other expenses in fiscal 2005 consisted of $4.6 million in other income, comprised principally of mineral right sales and rent, which was more than offset by miscellaneous cost items totaling $8.9 million which included:

•	auditors’ fees and other costs relating to Gold Fields becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002;

•	costs related to marketing Biox®, which prior to fiscal 2005 were accounted for under exploration expense;

•	the cost of cash rewards given to all Gold Fields’ employees for the successful defense of the Harmony hostile bid; and

•	additional sundry professional fees.

Income and mining tax (expense)/benefit

The table below sets forth Gold Fields’ effective tax rate for fiscal 2005 and fiscal 2006, including normal and deferred tax.

	Year ended June 30,
	2006	2005
Effective tax (expense)/benefit rate	(35.8)%	34.7%

In fiscal 2006, the effective tax expense rate of 35.8% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of $13.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, $8.4 million due to the reduction during fiscal 2006 of the Ghanaian tax rates from 28.0% to 25.0% and $59.0 million due to certain of Gold Fields subsidiary companies having statutory tax rates that are lower than the maximum mining statutory tax rate of 45%. The effect of these items was offset by an amount of $22.3 million relating to the non-deductibility of certain exploration costs and share-based payment costs and by an amount of $24.9 million relating to foreign levies and royalties, which is included in the tax charge.

In fiscal 2005, the effective tax benefit rate of 34.7% differed from the maximum mining statutory tax rate of 45% for Gold Fields and its subsidiaries as a whole, primarily due to the effect of the mining tax formula of

$11.5 million (representing the tax-free status of the first 5% of mining revenue) on the South African mining operations’ taxable income, a $26.8 million credit due to an increase in the tax values of the Australian operations following the consolidation of St. Ives and Agnew for tax purposes and $8.4 million due to the reduction in fiscal 2005 of the Ghanaian tax rates from 32.5% to 28.0%. The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. The effect of these items was offset by an amount of $40.0 million relating to the non-deductibility of certain exceptional items, namely the Harmony hostile bid costs, the IAMGold transaction costs and exploration costs and by an amount of $21.8 million relating to foreign levies and royalties, which is included in the tax charge.

Share of equity investee’s losses

Share of equity investee’s losses increased to $7.0 million in fiscal 2006 from $0.8 million in fiscal 2005. The $7.0 million loss relates to the recording of the equity losses related to Bolivar prior to Gold Fields’ acquisition of the remaining interest in Bolivar it did not previously own effective February 28, 2006 and equity losses related to Western Areas prior to Gold Fields’ gaining control of Western Areas effective December 1, 2006.

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

Net income/(loss)

As a result of the factors discussed above, Gold Fields’ net income was $161.7 million in fiscal 2006 compared with net loss of $183.2 million in fiscal 2005.

Liquidity and Capital Resources

Cash resources

Operations

Net cash provided by operations in fiscal 2007 was $205.2 million compared to $587.1 million in fiscal 2006.

Gold Fields’ realized gold price increased from an average of $524 per ounce in fiscal 2006 to an average of $638 per ounce in fiscal 2007. The increase in realized price more than offset the decline in ounces of gold sold and resulted in revenue from product sales increasing by $453.2 million from $2,282.0 million in fiscal 2006 to $2,735.2 million in fiscal 2007.

The increased revenue was more than offset by:

•	$207.8 million increase in production costs which increased from $1,499.9 in fiscal 2006 to $1,707.7 in fiscal 2007;

•	$534.6 million paid to settle the Western Areas derivative structure;

•	$44.5 million increase in taxes paid as a result of the increased profitability;

•	$39.6 million increase in finance expenses; and

•	$16.5 million increase in corporate expenditure.

Net cash provided by operations in fiscal 2006 was $587.1 million compared to $310.2 million in fiscal 2005. In fiscal 2006, Gold Fields’ realized gold price increased to an average of $524 per ounce compared to $422 per ounce in fiscal 2005. The increase in the realized price more than offset the decline in ounces of gold sold and resulted in revenues from product sales increasing by $388.9 million from $1,893.1 million in fiscal 2005 to $2,282.0 million in fiscal 2006.

The increased revenues were offset in part by a $127.5 million increase in production costs, which increased from $1,372.4 million in fiscal 2005 to $1,499.9 million in fiscal 2006. Also, in fiscal 2005, Gold Fields incurred costs of $50.8 million and $9.3 million on the Harmony hostile bid and the IAMGold transaction, respectively, which did not recur in fiscal 2006. The net effect was a $361.9 million increase in cash flow provided by operations before taxation and working capital changes. This increase in cash provided by operations was partly offset by an increase in taxes paid of $16.4 million and a decrease in working capital changes of $35.5 million.

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

Investing

Net cash utilized in investing activities was $2,066.5 million in fiscal 2007 compared to $958.1 million in fiscal 2006. The increase was primarily due to an increase in the acquisition of subsidiaries of $825.3 million, an increase in capital expenditure of $419.9 million partially offset by a decrease in the purchase of investments of $95.4 million.

Net cash utilized in investing activities was $958.1 million in fiscal 2006 compared to $446.6 million in fiscal 2005. The increase in net cash utilized of $511.5 million was primarily due to an increase in the acquisition of subsidiaries of $415.6 million and an increase in purchase of listed investments of $133.1 million, offset in part by a decrease in capital expenditure of $68.9 million.

Capital expenditure increased by $419.9 million to $797.0 million in fiscal 2007 compared to $377.1 million in fiscal 2006. Capital expenditure decreased by $68.9 million to $377.1 million in fiscal 2006 compared to $446.0 million in fiscal 2005. In Rand terms, capital expenditure increased to R5,738.6 million in fiscal 2007 from R2,413.7 million in fiscal 2006 which was a decrease from R2,770.2 million in fiscal 2005. The increase in capital expenditure was mainly due to spending on the Cerro Corona project in Peru, an increase in ore reserve development at the South African operations, Driefontein’s Shaft No. 9 deepening project, the Beatrix Shaft No. 3 expansion project and new mining equipment at Tarkwa. Added to this was expenditure incurred at the South Deep mine which was acquired on December 1, 2006.

Expenditure on Gold Fields’ major capital projects in fiscal 2007 included:

•	$234 million on the Cerro Corona project in Peru, as compared to $52 million in fiscal 2006 and $12 million in fiscal 2005;

•

$137.1 million on ore reserve development at the South African operations (including $2.6 million at South Deep, which was acquired on December 1, 2006), compared to $121.8 million in fiscal 2006 and $128.3 million in fiscal 2005;

•	$36.7 on the development and equipping of the newly acquired South Deep mine as the mine builds to full production;

•	$22.5 million on the Driefontein Shaft No. 9 deepening project, compared with $0.5 million in fiscal 2006 and $nil in fiscal 2005;

•	$20.0 million on the Beatrix Shaft No. 3 expansion project, as compared to $17.5 million in fiscal 2006 and $21.7 million in fiscal 2005;

•	$18.5 million on the new CIL expansion project at Tarkwa, as compared to $ nil in fiscal 2006 and 2005;

•	$17.3 million on new mining equipment at Tarkwa, as compared to $4.7 million in fiscal 2006 and $20.8 million in fiscal 2005;

•	$13.3 million of interest capitalized as compared to $nil in fiscal 2006 and $nil in fiscal 2005;

•	$11.6 million on the Shaft No. 4 project at Kloof, as compared to $6.6 million in fiscal 2006 and $16.9 million in fiscal 2005;

•	$10.4 million on heap leach pads at Tarkwa, as compared to $14.1 million in fiscal 2006 and $10.9 million in fiscal 2005;

•	$9.6 million on the Shaft No. 1 and Shaft No. 5 projects at Driefontein, as compared to $16.9 million in fiscal 2006 and $19.1 million in fiscal 2005;

•	$8.6 million on the Kloof Shaft No. 1 pillar extraction, as compared to $6.3 million in fiscal 2006 and $1.7 million in fiscal 2005; and

•	$7.4 million on the Songvang open pit at Agnew, as compared to $0.4 million in fiscal 2006 and $11.8 million in fiscal 2005.

Proceeds on the disposal of property, plant and equipment increased from $6.3 million in fiscal 2006 to $8.8 million in fiscal 2007. In both years this related to the disposal of various mining assets by the South African and Australian mining operations. Proceeds on the disposal of property, plant and equipment was $10.2 million in fiscal 2005.

Purchase of listed investments decreased from $163.5 million in fiscal 2006 to $68.1 million in fiscal 2007. The major investment purchases comprising the $68.1 million spent in fiscal 2007 were:

•	$48.6 million invested in Sino Gold Limited;

•	$8.6 million invested in Conquest Mining Limited;

•	$3.2 million on the conversion of options held in Mvelaphanda Resources Limited to shares;

•	$2.9 million invested in Emed Mining Public Limited;

•	$2.2 million invested in Lero Gold Corporation; and

•	$2.2 million invested in CMQ Resources Incorporated.

Purchase of listed investments increased from $30.4 million in fiscal 2005 to $163.5 million in fiscal 2006. The $163.5 million spent on the purchase of listed investments in fiscal 2006 was made up of:

•	$133.5 million invested in Western Areas Limited;

•	$24.5 million invested in Sino Gold Limited;

•	$3.0 million invested in Medoro Resources Limited;

•	$0.5 million invested in Avoca Resources Limited;

•	$0.5 million invested in Golden Star Resources Limited; and

•	$1.5 million invested in advances to GBF, the open pit mining contractor at St.Ives, in terms of the alliance agreement between St. Ives and GBF to fund the purchase of mining equipment used on site.

Proceeds from the sale of listed investments increased from $2.8 million in fiscal 2006 to $45.3 million in fiscal 2007. The major investment disposals comprising the $45.3 million in fiscal 2007 were:

•	$20.4 million from the sale of Avoca Resources Limited shares;

•	$14.0 million from the sale of Comaplex Minerals Corporation shares;

•	$6.0 million from the sale of the Bibiani Project;

•	$1.7 million from the sale of TLC Ventures Corporation shares;

•	$1.7 million from the sale of Anglo Australian Resources Limited shares;

•	$0.7 million from the sale of Sanu Resources Limited shares; and

•	$0.6 million from the sale of Troy Resources NL shares.

Proceeds on the sale of listed investments decreased from $18.6 million in fiscal 2005 to $2.8 million in fiscal 2006. The investment disposals comprising the $2.8 million in fiscal 2006 were:

•	$1.5 million from the sale of African Eagle Resources Plc shares;

•	$1.0 million from the sale of TEBA Limited shares and the repayment of a loan previously advanced to TEBA Limited; and

•	$0.3 million from the sale of Sanu Resources Limited shares.

During fiscal 2007 Gold Fields acquired South Deep and IRCA, which resulted in a net cash outflow of $1,240.9 million.

South Deep, which is an unincorporated joint venture, was acquired through the purchase of 100% of BGSA which owned 50% of the joint venture and 100% of Western Areas which owned the other 50% of the joint venture.

On December 1, 2006, Gold Fields acquired 100% of the issued share capital of BGSA for $1,130.9 million.

The cash element of the consideration, including a loan repayment, was $1,213.7 million. This amount, less the $2.1 million cash acquired, resulted in a net cash outflow of $1,211.6 million.

Through a series of purchases starting in fiscal 1998 and completed by March 31, 2007, Gold Fields acquired 100% of the issued share capital of Western Areas for $1,039.2 million.

The cash element of the consideration paid during fiscal 2007 was $23.0 million. This amount, less the $1.4 million cash acquired, resulted in a net cash outflow of $21.6 million.

Therefore, the total purchase consideration to acquire South Deep was $2,170.1 million and the net cash outflow was $1,233.0 million.

On 1 March 2007, Gold Fields acquired 70% in IRCA (PTY) Limited for $7.9 million ($5.3 million paid plus bank overdraft of $2.6 million assumed). During fiscal 2006, Gold Fields acquired two new subsidiaries for a total of $415.6 million.

•	On January 11, 2006, Gold Fields acquired an 80.72% interest in La Cima for $40.5 million. La Cima is the holding company for the Cerro Corona Project.

•

During fiscal 2006, Gold Fields acquired the remaining shares it did not already own to give it a 100% interest in Bolivar Gold Corporation. During fiscal 2004, Gold Fields acquired a 10.17% interest in Bolivar for $11.9 million. During November and December 2005, Gold Fields acquired another 4.28% interest in Bolivar for $13.2 million. On February 28, 2006, Gold Fields acquired the remaining interest of 85.55% in Bolivar for $289.5 million ($295.4 million paid less cash acquired of $5.9 million). On that date, Gold Fields also made a loan of $72.4 million to Bolivar which was part of the purchase consideration and was subsequently capitalized. The total cash outflow, net of cash acquired, during fiscal 2006 relating to the acquisition of Bolivar was $375.1 million.

For its South African operations, Gold Fields contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mine of the different South African operations and various other factors. During fiscal 2007, Gold Fields South African operations contributed $14.6 million to the environmental trust fund compared to $11.0 million in fiscal 2006 and $6.5 million in fiscal 2005. For the Ghana, Australia and Venezuela operations Gold Fields does not contribute to a trust fund.

Financing

Net cash provided by financing activities was $1,931.9 million in fiscal 2007 as compared to net cash provided by financing activities of $78.6 million in fiscal 2006. The main reason for this movement was that fiscal 2007 included gross proceeds of $1,402.0 million as a result of the issuance of 90,850,000 new ordinary shares in a capital raising and $2,637.5 million in loans received compared to only $158.0 million received in fiscal 2006. This increase was partially offset by loan repayments of $1,950.5 million in fiscal 2007 and a higher dividend payment of $158.2 million in fiscal 2007 compared to $61.8 million in fiscal 2006.

The $2,637.5 million in loans received in fiscal 2007 comprised:

•	$1,209.0 million to partly finance the acquisition of South Deep borrowed under the $1.8 billion bridge loan facility entered into by GFIMSA;

•	$550.0 million borrowed under the $1.8 billion bridge loan facility to settle the Western Areas gold derivative structure and refinance certain existing working capital loans;

•	$550.0 million borrowed under a $750 million syndicated facility entered into by GFIMSA, Orogen and Western Areas to repay the $550 million borrowed under the bridge facility;

•	$168.0 million borrowed under the syndicated facility to repay a $168.0 million syndicated loan used in part to partly finance the acquisition of Bolivar;

•	$127.0 million borrowed under the Cerro Corona project finance loan;

•	$23.5 million borrowed by Western Areas from Standard Bank to fund working capital requirements under a pre-existing Western Areas facility; and

•	$10.0 million was borrowed for general corporate purposes under the syndicated loan facility entered into in connection with the acquisition of Bolivar.

Dividends paid amounted to $158.2 million in fiscal 2007 compared to $61.8 million in fiscal 2006. The amount of dividends paid was higher than in fiscal 2006 principally due to the higher net income on which the dividend is calculated. Dividend payments in fiscal 2007 amounted to Rand 1,131.0 million or 200 SA cents per ordinary share as compared to Rand 394.5 million or 80 SA cents per ordinary share in fiscal 2006. During fiscal 2007, Damang paid a dividend and the minority shareholders’ share of this payment was $1.5 million. In fiscal 2006, Tarkwa and Damang each paid a dividend and the minority shareholders share of this was $13.0 million.

The $1,950.5 million in loans repaid in fiscal 2007 comprised:

•	$23.5 million to repay the working capital loan by Western Areas to Standard Bank;

•	$1,209.0 million to repay a portion of the bridge loan facility used to partly finance the acquisition of South Deep;

•	$550.0 million to repay a portion of the bridge loan facility used to settle the Western Areas gold derivative structure; and

•	$168.0 million to repay the syndicated loan used to partly finance the acquisition of Bolivar.

Minority funding decreased by $11.5 million as a result of minority shareholder loans of $11.5 million at Tarkwa being repaid in fiscal 2007 compared to $23.0 million of minority shareholder loans being repaid in fiscal 2006.

In fiscal 2007, $10.8 million was received as a result of share options exercised, as compared to $30.1 million in fiscal 2006. In addition, Gold Fields received $1,402.0 million from the issue of 90,850,000 shares as a result of the capital raising that took place in February 2007. The $1,402.0 million comprised gross proceeds of $1,427.4 million net of transaction costs of $25.4 million relating to the issue of these shares.

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

Dividends paid amounted to $61.8 million in fiscal 2006 compared to $54.5 million in fiscal 2005. The amount of dividends paid was higher than in fiscal 2005 principally due to the higher net income on which the dividend is calculated. Dividend payments in fiscal 2006 amounted to Rand 394.5 million or 80 SA cents per ordinary share as compared to Rand 344.5 million or 70 SA cents per ordinary share in fiscal 2005. During fiscal 2006, Tarkwa and Damang each paid dividends and the minority shareholders’ share of these payments was $13.0 million compared to $17.3 million in fiscal 2005. In fiscal 2006, $30.1 million was received as a result of share options exercised as compared to $3.6 million in fiscal 2005. This increase was partly offset by the $11.7 million repurchase and cancellation of ordinary shares in fiscal 2006.

In fiscal 2006, $30.1 million was received as a result of share options exercised as opposed to $3.6 million in fiscal 2005. This increase was partly offset by the $11.7 million repurchase and cancellation of ordinary shares in fiscal 2006.

Credit Facilities

As at June 30, 2007, Gold Fields had committed, unutilized banking facilities of $31.2 million available under the $750 million split-tenor syndicated revolving credit facility, or the RC Facility, described below. As of the date of this annual report, Gold Fields had no committed unutilized banking facilities. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements. As of the date of this annual report, Gold Fields was not in default under the terms of any of its outstanding credit facilities.

Gold Fields may in the future undertake further acquisitions of mining assets. In the event that Gold Fields does undertake any such acquisition, it may need to incur further debt or arrange other financing to fund any costs of the acquisition, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

Cerro Corona Facility

On November 14, 2006, Gold Fields La Cima S.A., or La Cima, entered into a U.S.$150 million project finance facility agreement, or the Cerro Corona Facility, with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and other financial institutions, as set out in the agreement. The terms of the Cerro Corona Facility are an upfront arrangement fee of 1.2% and a margin over LIBOR of 0.45% during the pre-completion phase and between 1.25% and 1.75% thereafter. Scheduled principal repayments shall be made in 16 semi-annual installments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning on June 30, 2009. The final installment is due on the tenth anniversary of the signing date. The Cerro Corona Facility is secured by, among other things, pledges of and mortgages over the assets and properties of La Cima. La Cima can elect to make optional prepayments and must make prepayments in certain circumstances, including with the proceeds of any bond issuances up to a maximum of U.S.$100 million. As at 30 June 2007, Gold Fields La Cima had drawn down $127 million under this facility and, as of the date of this annual report, the facility is fully drawn. See “Information on the Company—Exploration—Gold Fields’ Exploration Projects—Cerro Corona Project.’’

Acquisition of South Deep

In connection with the acquisition of BGSA and Western Areas, GFIMSA entered into a U.S.$1.8 billion credit facility, or the GFIMSA Facility, with Citibank, N.A. London Branch, J.P. Morgan Plc, J.P. Morgan Europe Limited on November 24, 2006. Under the GFIMSA Facility, Gold Fields paid a commitment fee of 0.15% until three months from the date of the agreement, then 0.20% until six months from the date of the agreement and 0.25% thereafter on any undrawn amounts. Gold Fields paid an upfront arrangement fee of 0.15% and further arrangement fees of 0.10% of the unborrowed amount as of the first day of each of the fourth and seventh months from the date of the agreement, as well as an agency fee of U.S.$5,000 per annum. Amounts borrowed under the GFIMSA Facility bore interest at LIBOR plus a margin of 0.40% until three months from the date of the agreement, 0.50% until sixth months from the date of the agreement and 0.60% thereafter.

On December 1, 2006, Gold Fields borrowed U.S.$1.2 billion under the GFIMSA facility to finance substantially all of the cash portion of the acquisition of BGSA, including the repayment of an outstanding loan. On January 30, 2007, Gold Fields borrowed a further U.S.$550 million under the GFIMSA facility to settle the Western Areas gold derivative structure and to refinance certain existing working capital loans.

In February 2007, Gold Fields used available cash to repay the U.S.$ 1.2 billion of debt incurred in connection with the acquisition of BGSA. On May 18, 2007 Gold Fields utilized a portion of the RC Facility to repay the balance of the GFIMSA Facility in full.

Bolivar Acquisition

On February 28, 2006, Gold Fields acquired the remaining interest of 85.55% it did not already own in Bolivar for $289.5 million ($295.4 million paid less cash acquired of $5.9 million). On that date, Gold Fields also made a loan of $72.4 million to Bolivar which was part of the purchase consideration and was subsequently capitalized.

On March 3, 2006, Orogen entered into a U.S.$250.0 million syndicated loan term facility, or the Orogen Facility, with lead lenders Barclays Bank Plc and JP Morgan Europe Limited. The purpose of the facility was to partly finance the acquisition of Bolivar and to provide funding lines for general corporate purposes. On March 9, 2006, Orogen drew down U.S.$158.0 million under the Orogen Facility and on January 8, 2007 it drew down a further U.S.$10 million. The loan bore interest at LIBOR plus a margin of 0.35% and was repaid in full on May 21, 2007 using a portion of the RC Facility.

Split-tenor Revolving Credit Facility

On May 16, 2007, GFIMSA, Orogen and Western Areas entered into a U.S.$750.0 million split-tenor revolving credit facility, or the RC Facility, with lead lenders Barclays Bank Plc and ABN Amro N.V. The RC Facility consists of a U.S.$250 million 364-day revolving tranche (Facility A) and a U.S.$500 million five-year revolving tranche (Facility B). The purpose of the RC Facility is (i) to refinance the Orogen Facility and the GFIMSA Facility and (ii) for general corporate purposes. Gold Fields has a twelve-month term-out option with respect to Facility A pursuant to which, at any time prior to the date of final maturity, Gold Fields can elect to convert all advances outstanding under Facility A into a term loan with the final maturity date being no more than 24 months after the original signing date. A term-out fee of 0.05% on the amount that is converted into a facility term-out loan will be payable on the date of exercising the option. Gold Fields also has the option to extend the duration of Facility A on the same terms for an additional 364 days from the date of the original final maturity, although it cannot exercise this option if it has already exercised the term-out option. Borrowings under the RC Facility are guaranteed by Gold Fields, GFIMSA, Gold Fields Holdings Company (BVI) Limited, Orogen and Western Areas. Under the RC Facility, Gold Fields must maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There are also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction. In connection with this facility Gold Fields paid an arrangement fee of 0.10% on Facility A and 0.30% on Facility B and pays a quarterly commitment fee of 0.0625% of any undrawn amounts under Facility A and 0.09% of any undrawn amounts under Facility B and an agency fee of U.S.$35,000 per annum. Borrowings under Facility A bear interest at LIBOR plus a margin of 0.25% per annum while borrowings under Facility B bear interest at LIBOR plus a margin of 0.3% per annum. Where the total utilizations under Facility A are equal to or greater than 50% of the amount available, a utilization fee of 0.05% per annum will be payable on the total amount of utilizations. Such utilization fee is payable quarterly in arrears.

On May 21, 2007, Western Areas drew down U.S.$50.8 million under Facility A and U.S.$500 million under Facility B. Orogen drew down U.S.$168 million under Facility A on May 21, 2007 and the remaining amount available under Facility A on September 25, 2007. On December 6, 2007, Gold Fields utilized the proceeds from the sale of the Essakane Joint Venture in Burkina Faso and Choco 10 in Venezuela to repay Facility A in full and to reduce Facility B by $10 million, to $490 million.

Facility B is repayable on May 16, 2012. Gold Fields has the option to repay the loan in whole or in part by giving five days’ prior notice. Facility A remains available for utilization until May 16, 2008.

Management’s intention is to refinance the Western Areas’ loan with suitable long-term debt.

R500 million Revolving Credit Facility

On August 21, 2007, GFIMSA entered into a R500 million 364-day revolving credit facility, or the Absa 1 Facility, with Absa Capital (a division of Absa Bank Limited). Borrowings under this facility are guaranteed by Gold Fields. The Absa 1 Facility is to be used for general corporate purposes. Borrowings under the Absa 1 Facility are guaranteed by Gold Fields. In terms of the facility agreement, Gold Fields must maintain a ratio of total net borrowing to tangible consolidated net worth not exceeding 0.40, minimum tangible consolidated net worth of R13 billion and a minimum interest cover ratio of 2.5 times.

On August 24, 2007, GFIMSA drew down R250 million under the Absa 1 Facility. The Absa 1 Facility bears interest at Johannesburg Interbank Agreed Rate, or JIBAR, plus a margin of 0.70% per annum. The Absa 1 Facility is payable on August 21, 2008. In terms of the facility agreement, Gold Fields has the option to repay the loan in whole or in part by giving 5 days’ prior notice.

R1,000,000,000 Short Term Revolving Credit Facility

On December 6, 2007, GFIMSA and Gold Fields entered into a mandate letter and term sheet with Absa Capital, a division of Absa Bank Limited, or the Mandated Lead Arranger, which sets out the terms and conditions upon which the Mandated Lead Arranger is prepared to arrange and underwrite a short term revolving credit facility of up to R1,000,000,000, or the Absa 2 Facility, for GFIMSA, Gold Fields Orogen Holding (BVI) Limited, GFL Mining Services Limited, Gold Fields Operations Limited and/or or any other subsidiary of Gold Fields Limited, or the Parent, acceptable to the Parent and the Mandated Lead Arranger, acting reasonably. The Absa 2 Facility will be used for capital expenditure in respect of gold mining projects and general corporate and working capital purposes. Borrowings under the Absa 2 Facility will be guaranteed by Gold Fields and certain of its subsidiaries. In terms of the Absa 2 Facility, Gold Fields will need to maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There will also be restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction. Gold Fields will pay a quarterly commitment fee of 0.15% per annum on any undrawn amounts under the Absa 2 Facility.

The Absa 2 Facility will be payable 364 days after the signing date. Gold Fields has the option to repay the Absa 2 Facility in whole or in part by giving 5 days’ prior notice.

Mvela Loan

On March 17, 2004, as part of the transaction involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields, Mvela Gold advanced Rand 4,139 million, or the Mvela Loan, to GFIMSA. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Holdings Company (BVI) Limited. GFIMSA may elect to repay the Mvela Loan (together with the present value of the then outstanding interest payment obligations and the tax payable by Mvela Gold as a result of such repayment) at any time starting 12 months after the Mvela Loan was advanced. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the consolidated gross turnover of Gold Fields and its subsidiaries may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of an event of default. See “—Overview—Mvelaphanda Transaction.”

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

GFIMSA applied the net proceeds of the Mvela Loan of $586.7 million (R4,139 million less R32 million of costs at an exchange rate of R7.00 to $1.00) toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of an internal restructuring of Gold Fields. In connection with the Mvela Loan, GFIMSA entered into two interest rate swaps, both of which were designated as fair value hedges and which were accounted for as a single swap. The fixed rate receivable on the interest rate swap was equal to the interest rate payable on the loan from Mvela Gold and the floating rate payable was the three-month Johannesburg Inter-Bank Acceptance Rate, or JIBAR, plus a margin of 1.025%. The interest rate swap was closed out on June 3, 2005 with the loan reverting to the fixed interest rate mentioned above. Gold Fields realized mark-to-market gains on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $0.8 million was accounted for in fiscal 2005 and $9.2 million in fiscal 2006, $8.2 million was recognized in fiscal 2007 with the balance of $18 million to be accounted for in fiscal 2008 to fiscal 2009. Of the $14.8 million interest credits, $12.9 million was accounted for in fiscal 2005 and the balance of $1.9 million was accounted for in fiscal 2004. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity—Interest Rate Hedging Experience.”

Living Gold Facility

On May 28, 2004, Living Gold (Pty) Limited, or Living Gold, a subsidiary of GFIMSA, entered into a R16.6 million ($2.5 million at an exchange rate of R6.5150, the noon buying rate on May 28, 2004) loan facility with the Industrial Development Corporation of South Africa, or the IDC. On November 24, 2004, Living Gold drew down the full amount of the facility. On 1 July 2006 the IDC converted R8.1 million of the outstanding loan to equity. The facility bears interest at the prime overdraft rate of First National Bank of Southern Africa Limited. On June 30, 2007, that prime overdraft rate was 13.0%. The loan is repayable in 83 equal monthly installments beginning on July 1, 2007.

Capital expenditure

Capital expenditure was $797.0 million in fiscal 2007, compared to $377.1 million in fiscal 2006, See “—Liquidity and Capital Resources—Cash Resources—Investing.” Gold Fields expects to incur approximately Rand 7,310.0 billion ($1,044.3 million) in capital expenditure in fiscal 2008, which it expects to finance from internal sources and, to the extent required, credit facilities. Details regarding the specific capital expenditure for each operation are found in the individual operation sections under “Information on the Company—Gold Fields’ Mining Operations.”

Contractual obligations and commitments as at June 30, 2007

	Payments due by period
	Total	Less 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Long-term debt(1)
Mvelaphanda Gold (Proprietary) Limited(2)
Capital	593.2	—	593.2	—	—
Interest	104.8	61.2	43.6	—	—
Split tenor
Capital	717.3	—	217.3	500.0	—
Interest	165.9	40.5	68.8	56.6	—
Project Finance
Capital	127.0	—	—	—	127.0
Interest	73.8	7.4	14.8	14.8	36.8
Industrial Development Corporation of South Africa Limited(3)
Capital	1.2	0.2	0.3	0.3	0.4
Interest	0.8	0.2	0.3	0.2	0.1
Operating lease obligations—building	3.3	1.1	1.8	0.2	0.2

Other long-term obligations
Post-retirement healthcare(4)	9.5	0.3	0.6	0.6	8.0
Environmental obligations(5)	197.2	7.3	14.6	14.6	160.7
Total contractual cash obligations	1,994.0	118.2	955.3	587.3	333.2

Notes:

(1)	Gold Fields is party to certain long-term credit facilities, entered into in connection with the Mvelaphanda transaction and the Bolivar acquisition, and by Living Gold (Pty) Limited with the Industrial Development Corporation of South Africa Limited. See “—Liquidity and Capital Resources—Credit Facilities.”

(2)	On March 17, 2004, Mvelaphanda Gold advanced an amount of $591.3 million to GFIMSA. The loan amount is repayable five years from the date of advance and interest is payable semi-annually. Pursuant to the Subscription and Share Exchange Agreement, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. See “—Overview—General—Mvelaphanda Transaction.”

(3)	On May 28, 2004 Living Gold entered into an agreement with the Industrial Development Corporation of South Africa Limited in terms of which it would provide a $2.5 million loan facility to Living Gold (Pty) Limited. The loan is repayable in 96 equal monthly installments commencing on July 1, 2006.

(4)	Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go basis.

(5)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to direct the expected volume of such obligations. See “—Significant Accounting Policies—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Other commercial commitments
Guarantees(1)	38.9	2.1	35.1	—	1.7
Capital expenditure(2)	207.0	207.0	—	—	—
Funding commitments(3)	2.2	—	—	—	2.2
Total commercial commitments	248.1	209.1	35.1	—	3.9

Notes:

(1)	Guarantees consist of $33.0 million to the Public Investment Commissioners with regard to the Mvela Loan and $5.9 million for numerous other obligations. Guarantees consisting of $29.1 million committed to guarantee Gold Fields’ environmental obligations with respect to its Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

(2)	Capital expenditure consists only of amounts committed to external suppliers, although as of June 30, 2007 an amount of $2,075.4 million in respect of capital expenditure had been approved by Gold Fields’ Board.

(3)	Funding commitments consist of a $4.1 million commitment to the New Africa Mining Fund, or NAMF. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. Gold Fields has committed R50 million ($7.0 million) of which $4.8 million has been funded to date.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At June 30, 2007, Gold Fields had no off balance sheet items.

Recent Developments

On November 26, 2007, Gold Fields sold its 60% stake in the Essakane project to Orezone. See “Information on the Company—Exploration—Gold Fields’ Greenfields Exploration Projects—Essakane Joint Venture.”

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro. See “Information on the Company—Recent Developments—Sale of Choco 10.”

Trend and Outlook

During the first quarter of fiscal 2008, Gold Fields’ operating profit and net earnings were lower than those achieved in the fourth quarter of fiscal 2007. The lower operating profit and net earnings were primarily due to the slightly lower production and increased production costs, partially offset by the higher gold price.

Gold production is expected to be similar at the Gold Fields operations in the second quarter of fiscal 2008 compared with the first quarter. Operating margins, are expected to remain fairly constant.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Alan J. Wright	66	Non-executive Chairman	November, 2008
Ian D. Cockerill	53	Executive Director and Chief Executive Officer	November, 2008
Nicholas J. Holland	49	Executive Director and Chief Financial Officer	November, 2009
Rupert L. Pennant-Rea	59	Non-executive Director	November, 2009
Chris I. von Christierson	60	Non-executive Director	November, 2008
J. Michael McMahon	61	Non-executive Director	November, 2008
Patrick J. Ryan	70	Non-executive Director	November, 2010
Kofi Ansah	63	Non-executive Director	November, 2010
John G. Hopwood	59	Non-executive Director	November, 2009
Donald M. J. Ncube	60	Non-executive Director	November, 2009
Gill Marcus(2)	58	Non-executive Director	November, 2010

Notes:

(1)	Terms expire on the date of the annual general meeting in that year.

(2)	Gill Marcus joined the Board on February 14, 2007 as a non-executive director.

Jakes G. Gerwel resigned as a director at Gold Fields’ annual general meeting on November 10, 2006. Artem Grigorian and Tokyo M.G. Sexwale did not make themselves available for re-election as directors at Gold Fields’ annual general meeting on November 2, 2007.

Directors and Executive Officers

The Articles of Association of Gold Fields provide that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of 11 directors.

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

At the Company’s annual general meeting held on November 2, 2007, shareholders approved the creation of 1,000 non-convertible redeemable preference shares of Rand 0.01 each. The inclusion of the rights and privileges attached to the non-convertible redeemable preference shares in the Articles of Association was approved at the same meeting and subsequently registered with the Registrar of Companies.

Some of the executive officers and all of the executive directors are members of the boards of directors of various subsidiaries of Gold Fields.

Under Section 303A.11 of the New York Stock Exchange Company Manual, or the NYSE Listing Standards, foreign private issuers such as Gold Fields must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. listed companies under the NYSE Listing Standards. Disclosure of the significant ways in which Gold Fields’ corporate governance practices differ from practices followed by U.S. companies listed on the New York Stock Exchange can be found at: http://www.goldfields.co.za/pdfs/disclosure_of_significate_ways_2007.pdf

The business address of all the directors and executive officers of Gold Fields is 24 St. Andrews Road, Parktown 2193, South Africa, the address of Gold Fields’ head office.

Executive Directors

Ian D. Cockerill BSc Geology Hons, London; MSc Mining, Royal School of Mines. Executive Director and Chief Executive Officer. Mr. Cockerill has been a Director of Gold Fields since October 1999 and became Chief Executive Officer on July 1, 2002. Mr. Cockerill was Chief Operating Officer and Managing Director of Gold Fields from October 1999 to June 30, 2002. Mr. Cockerill has over 32 years’ experience in the mining industry. Prior to joining Gold Fields he was the Executive Officer for Business Development and African International Operations for AngloGold Ashanti Limited. Mr. Cockerill was appointed as Non-executive Director of Petmin Limited effective from October 1, 2007.

Nicholas J. Holland BComm, BAcc, Witwatersrand; CA (SA). Executive Director and Chief Financial Officer. Mr. Holland has been a Director of Gold Fields since February 1998 and Executive Director of Finance since March 1998. On April 15, 2002, Mr. Holland’s title changed to Chief Financial Officer. Mr. Holland has 28 years’ experience in financial management. Prior to joining Gold Fields he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited. Mr. Holland is also a Director of Rand Refinery Limited.

Non-executive Directors

Alan J. Wright CA (SA). Chairman of the Board of Directors. Mr. Wright has been Chairman of the Board since November 17, 2005. Prior to that, Mr. Wright had been Deputy Chairman of Gold Fields since November 1997. Prior to September 1998, Mr. Wright was the Chief Executive Officer of Gold Fields of South Africa Limited. Mr. Wright is currently retired and is not a director of any other company.

Rupert L. Pennant-Rea BA, Trinity College, Dublin; MA, University of Manchester. Non-executive Director. Mr. Pennant-Rea was appointed as a Director of Gold Fields on July 1, 2002. Mr. Pennant-Rea is a Chairman of Henderson Group plc and is also a Director of First Quantum Minerals Ltd., Go-Ahead Group,

Times Newspapers Limited and a number of other companies. Previously, Mr. Pennant-Rea was editor of The Economist and Deputy Governor of the Bank of England.

Chris I. von Christierson BComm, Rhodes; MA, Cambridge. Non-executive Director. Mr. von Christierson has been a Director of Gold Fields since February 1999. As a result of the takeover by Lundin Mining, Mr. von Christierson stepped down as the Chairman of Rio Narcea Gold Mines Limited on July 18, 2007. He is currently a Director of Southern Prospecting (UK) Limited and was previously Chairman of Golden Shamrock Mines Limited and Managing Director of East Daggafontein Mines Limited.

J. Michael McMahon BSc (Mechanical Engineering), Glasgow. Non-executive Director. Mr. McMahon has been a Director of Gold Fields since December 1999. Mr. McMahon serves as Non-executive Director of Impala Platinum Holdings Limited and Murray & Roberts Holdings Limited. Previously, Mr. McMahon was Executive Chairman and an Executive Director of Gencor Limited and Executive Chairman and Chief Executive Officer of Impala Platinum Holdings Limited.

Patrick J. Ryan PhD (Geology), Witwatersrand. Non-executive Director. Dr. Ryan has been a Director of Gold Fields since May 1998. Dr. Ryan is the Chairman of Frontera Copper Corporation. Dr. Ryan was also previously the Executive Vice President, Mining Operations, Development and Exploration at Phelps Dodge Corporation.

Kofi Ansah BSc (Mechanical Engineering) UST Ghana, MSc (Metallurgy) Georgia Institute of Technology, U.S.A. Non-executive Director. Mr. Ansah was appointed a Director of Gold Fields in April 2004. Previously, Mr. Ansah was a Director of Ecobank (Togo) Limited. He is a Director of Metropolitan Insurance Company, Aluworks Limited and Ecobank (Ghana) Limited.

John G. Hopwood B.Comm (Natal) CA (SA). Non-executive Director. Mr. Hopwood was appointed a Director of Gold Fields in February 2006. Previously, he was Director and head of the Mergers and Acquisitions division at Ernst & Young Corporate Finance. Mr. Hopwood is a former Executive Director of Corporate Finance and Non-Technical Services for Gold Fields of South Africa Limited (1992 to 1998) and he was previously a Director at Axon Corporate Services (Pty) Ltd from February 1999 to August 2001. Mr. Hopwood is also a member of the Board of Trustees of the New Africa Mining Fund and Chairman of the Fund’s Investment Committee.

Donald M. J. Ncube BA Economics and Political Science, Fort Hare University, Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland, MSc Manpower Studies, University of Manchester, Diploma in Financial Management. Non-executive Director. Mr. Ncube was appointed a Director of Gold Fields in February 2006. Previously, he was an alternate Director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a Director of AngloGold Ashanti Limited as well as Non-Executive Chairman of South African Airways. He is currently Chairman of Rare Holdings Limited, Executive Chairman of Cincinnati Mining S.A., Chairman of Badimo Gas and a Director of Manhattan Operations Douglas.

Gill Marcus BComm, University of South Africa. Non-executive Director. Ms Marcus was appointed a Director of Gold Fields on February 14, 2007. She served as a member of the ANC National Executive Committee from 1991 to 1999 and Member of Parliament from 1994 to 1999. Ms. Marcus served as Deputy Minister of Finance from 1996 to 1999. She served as Deputy Governor of the South African Reserve Bank from 1999 to 2004. Since 2004, she has held the post as Professor of Policy, Leadership and Gender Studies at the Gordon Institute of Business Science. From November 2005 to March 2007, Ms. Marcus was Executive Chairperson of Western Areas Limited. In 2007, she was appointed as Chairperson of Absa Group Limited and Absa Bank Limited. Ms. Marcus also serves in a non-executive capacity on the boards of the International Marketing Council, the Independent Board for the Regulation of Auditors and the Advisory Board of the Auditor General.

Retired Non-executive Directors

The following former director retired at Gold Fields’ annual general meeting held on November 10, 2006.

Jakes G. Gerwel BA Hons, Western Cape; Licentiate (Germanic Philology) D. HumSc (hc), Missouri; D.litt et Phil (magna cum laude), Brussels. Non-executive Director. Professor Gerwel was appointed a Director of Gold Fields on August 21, 2002. Professor Gerwel is the Chancellor of Rhodes University and Nelson Mandela Distinguished Professor in the Humanities at the University of Western Cape. Professor Gerwel is Non-executive Chairman and a Director of Brimstone Investment Corporation Limited, South African Airways (Proprietary) Limited and Africon Engineering International. Professor Gerwel is also a Director of Educor, Naspers, Media 24, Old Mutual Life Holdings (SA) Limited and a number of other companies. Previously, Professor Gerwel served in the Office of the President of South Africa as Director-General and Cabinet Secretary, and as Head of the South African President’s Office and the South African Cabinet Office.

The following former directors retired at Gold Fields’ annual general meeting held on November 2, 2007.

Tokyo M. G. Sexwale Certificate of Business Studies, University of Botswana, Lesotho and Swaziland. Non-executive Director. Mr. Sexwale has been a Director of Gold Fields since January 2001. Mr. Sexwale is Executive Chairman of Mvelaphanda Holdings (Proprietary) Limited and an Executive Director of Mvelaphanda Resources Limited. Mr Sexwale is the Chairman of OPHIR Energy Company (Pty) Limited and A1 Grand Prix SA (Pty) Limited and a director of a number of other companies. Mr. Sexwale is also Chairman of Global Village Network Technologies (Proprietary) Limited and Chairman of Trans Hex Group Limited. In addition, Mr. Sexwale is a Director of several of Mvelaphanda Holdings (Proprietary) Limited’s subsidiaries, Absa Bank Limited, Northam Platinum Limited, The Rand Mutual Assurance Company Limited, Arcus Gibb (Proprietary) Limited, Absa Group Limited, African Maritime Logistics (Proprietary) Limited, Dunrose Investments 29 (Proprietary) Limited, Gem Diamond Mining Corporation Limited, Global Village Network (Proprietary) Limited, Kas Maine Mining (Proprietary) Limited, Mvelamasefield (Proprietary) Limited, Mocoh Services South Africa (Proprietary) Limited, Power Matla (Proprietary) Limited, RMA Life Assurance Company Limited, Tepco Petroleum (Proprietary) Limited, Ecobank (Ghana) Limited and Voltex Holdings Limited.

Artem Grigorian PhD Political Science and History, USSR Academy of Science. Non-executive Director. Dr. Grigorian was appointed a Director in June 2005. He is Vice President and shareholder of Russian Spectra Group of Companies and Chief Executive Officer of RMC, a Russian company.

Executive Officers

James T. Nkosi (56), D.Com (Leadership in Performance and Change), M.Com (Business Management), Rand Afrikaans University; Masters in Industrial and Organizational Psychology, University of Cape Town. Senior Vice President, Head of Government Relations and Transformation. On January 1, 2007, Dr. Nkosi was appointed Senior Vice President, Government Relations and Transformation. Since July 2002, Dr. Nkosi has served as Vice President Human Resources, South African Operations. He is also Chairman of the Gold Fields Transformation Steering Committee. Prior to that Dr. Nkosi was an Executive Manager at Eskom for 12 years and a Transformation Director at Standard Bank for four years.

James W. D. Dowsley (49), BSc (Mining Engineering), Witwatersrand. Senior Vice President, Corporate Development. Mr. Dowsley has been General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Limited.

Nerina Bodasing (32), BSc (Natal), Hons (UDW), Post-graduate diploma Business Management (Natal). Vice President, Head of Investor Relations and Corporate Affairs. With effect from July 2007, Ms. Bodasing has held the position of Senior Vice President and Head of Investor Relations and Corporate Affairs. Prior to this appointment, Ms. Bodasing held the position of Investor Relations Vice President. Ms. Bodasing joined Gold Fields in May 2003 as Manager, Investor Relations. Her previous experience includes working at UBS Investment Bank in equity sales and strategy research.

Jan W. Jacobsz (46), BA, Rand Afrikaans University. Senior Vice President, North American Investor Relations and Sustainable Development. Mr. Jacobsz was appointed as Senior Vice President, North American Investor Relations and Sustainable Development in July 2007. Previously, Mr. Jacobz held the position of Senior Vice President and Head of Investor Relations and Corporate Affairs as well as that of Manager and Senior Manager of Investor Relations and Corporate Affairs of Gold Fields. Prior to that Mr. Jacobsz was Program Manager of the Vulindlela Transformation Program for Gold Fields of South Africa Limited and Administrator of The Gold Fields Foundation.

John A. Munro (39), BSc Chemical Engineering, University of Cape Town. Executive Vice President, Head of Corporate Development. Mr. Munro was appointed to his current position as Executive Vice President and Head of Corporate Development on November 17, 2005. Prior to this appointment, Mr. Munro held the position of Head of International Operations. Previously, he also served as Senior Vice President and Head of International Operations, Senior Manager and General Manager of Corporate Development for Gold Fields and Assistant Manager of the Property Division of Gold Fields of South Africa Limited.

Terence P. Goodlace (48), National Higher Diploma Metalliferous Mining; BComm, Unisa; MBA, Wales. Executive Vice President, Head of South African Operations. Mr. Goodlace was appointed Executive Vice President and Head of South African Operations in January 2007. Previously, Mr. Goodlace served as Executive Vice President and Head of International Operations and as Senior Vice President of Strategic Planning and Senior Manager for Corporate Finance for Gold Fields. Additionally, Mr. Goodlace was the Manager of various Gencor Limited mines. Mr. Goodlace has more than 25 years’ experience in the mining industry.

Michael D. Fleischer (46), BProc, University of Witwatersrand, Admitted as attorney of the High Court of South Africa in 1991, Advanced Taxation Certificate, University of South Africa. Executive Vice President, General Counsel. Mr. Fleischer was appointed to his current position of Executive Vice President General Counsel, with effect from November 1, 2006. Prior to his appointment, Mr. Fleischer was a partner in the corporate services department at Webber Wentzel Bowens, one of the leading South African law firms. Mr. Fleischer has a wide range of experience in mergers and acquisitions, commercial transactions and black empowerment transactions. He was ranked as one of South Africa's leading commercial lawyers by Chambers Global.

Glenn R. Baldwin (35), BEng (Hons) Mining, University of South Australia. Executive Vice President, Head of International Operations. Mr. Baldwin was appointed Executive Vice President, Head of International Operations in April 2007. Prior to his appointment at Gold Fields, Mr. Baldwin was the Chief Operating Officer at Ivanhoe Nickel & Platinum Ltd. After finishing his degree, Mr. Baldwin spent seven years in Australia in operational mining activities in various capacities (technical and managerial). In South Africa, he previously served as Vice President of Operations for Southern Platinum Limited and in various roles within the Anglo American Group.

Italia Boninelli (51), MA Witwatersrand; PDLR Unisa SBL. Senior Vice President, Head of Human Resources. Mrs. Boninelli was appointed to the position of Senior Vice President, Human Resources of Gold Fields on January 8, 2007. She is also the Chairperson of the Gold Fields Business and Leadership Academy. Prior to that, she was group human resources director of Network Healthcare Holdings Limited. She has previously held senior human resources, marketing and communications positions in Standard Bank Group Limited and Sappi Limited.

Tommy D. McKeith (43) BSc. Hons (Geology); GDE (Mining), and MBA, all from, University of the Witwatersrand (South Africa). Mr. McKeith was appointed Executive Vice President, Head of Exploration from October 1, 2007. He has held numerous positions during his career at a technical and managerial level.

Mr. McKeith has 17 years of experience in business development, mining and exploration geology in the international mining sector. From August 2004 until January 2006, he was Vice President of Business Development at Gold Fields. Mr. McKeith is a Non-Executive Director of Troy Resources NL and, prior to rejoining Gold Fields in October 2007, he served as Chief Executive Officer for Troy Resources NL.

Retired Executive Officers

Craig J. Nelsen (55), BA (Geology), Montana; MSc (Geology), New Mexico. Executive Vice President, Head of Exploration. President and CEO of Gold Fields Exploration, Inc. Starting in April 1999, Mr. Nelsen served as Senior Vice President of Exploration for Gold Fields and President and Chief Executive Officer of Gold Fields Exploration, Inc. On April 15, 2002, Mr. Nelsen’s title changed to Executive Vice President, Exploration. Mr. Nelsen was previously Chairman and Chief Executive Officer of Metallica Resources Incorporated. On June 30, 2007, Craig Nelsen resigned from Gold Fields.

Company Secretary

Cain Farrel (57), FCIS, MBA, Southern Cross University, Australia. Mr. Farrel was appointed Company Secretary on May 1, 2003. Mr. Farrel is past President and a Director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr. Farrel served as Senior Divisional Secretary of AngloAmerican Corporation of South Africa.

Board of Directors’ Committees

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

John G. Hopwood (chairman)

J. Michael McMahon

Rupert L. Pennant-Rea

Donald M.J. Ncube

Prior to Jakes G. Gerwel’s retirement in November 2006, he was a member of the Audit Committee. Additionally, until May 8, 2007, Kofi Ansah was a member of the Audit Committee.

The Compensation Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of executive directors and other executive officers. Membership of the Compensation Committee is as follows:

Chris I. von Christierson (chairman)

J. Michael McMahon

Alan J. Wright

John G. Hopwood

Donald M. J. Ncube

Prior to Tokyo M.G. Sexwale’s retirement in November 2007, he was a member of the Compensation Committee until May 8, 2007.

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

Patrick J. Ryan (chairman)

Kofi Ansah

Alan J. Wright

Gill Marcus

On February 14, 2007, Alan J. Wright and Gill Marcus were appointed to the Safety, Health, Environment and Community Committee. On May 8, 2007, John G. Hopwood and Donald M.J. Ncube resigned from the Safety, Health, Environment and Community Committee. Prior to Artem Grigorian’s retirement in November 2007, he was a member of the Safety, Health, Environment and Community Committee.

The Nominating and Governance Committee develops and implements policy on corporate governance issues, develops the policy and process for evaluating nominations to the Board of Directors, identifies successors to the Chairman and Chief Executive Officer and considers selection and rotation of the Board committee members. Membership of the Nominating and Governance Committee is as follows:

Alan J. Wright (chairman)

Patrick J. Ryan

Rupert L. Pennant-Rea

Prior to Artem Grigorian’s retirement in November 2007, he was a member of the Nominating and Governance Committee.

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic issues facing Gold Fields. The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Ian D. Cockerill	Chairman
Nicholas J. Holland	Finance and Commercial Services
James T. Nkosi	Government Relations and Transformation
Italia Boninelli	Human Resources
James W. D. Dowsley	Corporate Development
Tommy D. McKeith	Exploration
Terence Goodlace	South African Operations
Nerina Bodasing	Investor Relations and Corporate Affairs
Jan W. Jacobsz	North American Investor Relations and Sustainable Development
James J. Komadina	Development Projects
John A. Munro	Corporate Development
Glenn R. Baldwin	International Operations
Michael D. Fleischer	General Counsel
Cain Farrel	Company Secretary

Operating Committees

Gold Fields’ Operating Committees meet on a regular basis to discuss and make decisions on high level operational issues facing Gold Fields’ operations. The Operating Committee was restructured in July 2006, as a result of the increased spread of operations and to cater for differing time zones.

South African Operating Committee composition:

Terence Goodlace	Chairman of the Operating Committee and Executive Vice President and Head of South Africa Operations
Paddy Govender	Vice President—Commercial Services
Vishnu Pillay	Vice President and Head of Operations—Driefontein
Ramachandra Naidoo	Senior Manager Finance—South African Operations
Philip A. Schoeman	Vice President and Head of Operations—Beatrix
Peter L. Turner	Vice President and Head of Operations—Kloof
Gordon V. Thompson	Vice President and Head of Operations—South Deep
Herman Engelbrecht	Financial Manager—Special Projects
Dana Roets	Vice President—Technical Services
Cornelus W. Du Toit	Senior Manager—Human Resources
Moya Hayhurst	Assistant Company Secretary
Petrus C. Pienaar	Mvelaphanda Representative
Bernard R. van Rooyen	Mvelaphanda Representative

International Operating Committee composition:

Glenn R. Baldwin	Chairman of the Operating Committee and Executive Vice President and Head of International Operations
Peter McArdle(1)	Vice President Technical Services and Strategic Planning—International Operations
Philip Woodhouse	Head of Sustainable Development—International Operations
Wian Kriel	Senior Manager—Human Resources International Operations and Projects
Johan van den Berg	Head of Finance—International Operations
Johan Botha	Vice President of Ghanaian Operations
Richard Graeme	Vice President of Venezuelan Operation
Neville Bergin	Vice President of Australian Operations

Note:

(1)	Peter McArdle resigned from Gold Fields at the annual general meeting on November 2, 2007. He will be replaced subject to final review of the international operations structure.

Compensation of Directors and Officers

During the fiscal year ended June 30, 2007, the aggregate compensation paid or payable to directors and executive officers of Gold Fields as a group was approximately Rand 43.2 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and executive officers of Gold Fields, of which Rand 4.6 million was due to pension scheme contributions and life insurance, and Rand 10.1 million was due to bonus and performance-related payments.

The following table presents information regarding the compensation paid by Gold Fields for the year ended June 30, 2007 to its directors:

	Board fees	Committee fees	Travel allowance(1)	Salary	Bonuses and performance related payments(2)	Pension scheme contributions	Total(3)
	(in Rand)
Executive Directors
Ian D. Cockerill	—	—	—	5,039,623	2,469,717	746,120	8,255,460
Nicholas J. Holland	—	—	—	2,978,829	1,625,150	536,083	5,140,062

Non-executive Directors
Alan J. Wright	1,000,000		29,000	—	—	—	1,029,000
Kofi Ansah	181,250	141,426	143,200	—	—	—	465,876
J. Michael McMahon	181,250	154,500	29,000	—	—	—	364,750
Patrick J. Ryan	173,125	144,375	114,200	—	—	—	431,700
Tokyo M. G. Sexwale(4)	148,750	34,144	—	—	—	—	182,894
Chris I. von Christierson	156,875	94,625	85,800	—	—	—	337,300
Rupert L. Pennant-Rea	165,000	125,250	114,200	—	—	—	404,450
Jakes G. Gerwel(5)	60,516	29,988	—	—	—	—	90,505
Artem Grigorian(4)	181,250	114,125	143,200	—	—	—	438,575
John J. Hopwood	181,250	230,000	29,000	—	—	—	440,250
Donald M. J. Ncube	173,125	122,324	29,000	—	—	—	324,449
Gill Marcus(6)	70,000	5,856	—	—	—	—	75,856

Total	2,672,391	1,196,613	716,600	8,018,452	4,094,867	1,282,203	17,981,127

Notes:

(1)	A travel allowance for the Non-executive Directors was approved at the annual general meeting held on November 17, 2005.

(2)	Bonuses are for fiscal 2006 performance, paid in fiscal 2007.

(3)	These amounts reflect the full Directors’ emoluments in Rand, for comparative purposes. The portion of Executive Directors’ emoluments payable offshore are paid in terms of agreements with the Company’s subsidiaries for work done by such Directors offshore for offshore subsidiaries. See “—Executive Directors’ Terms of Employment.” The total U.S. dollar amounts paid for fiscal 2007 were as follows: Ian D. Cockerill $345,668 and Nicholas J. Holland $170,873. These amounts are included in the Rand amounts above.

(4)	Retired from the Board in November 2007.

(5)	Retired from the Board in November 2006.

(6)	Appointed to the Board in February 2007.

Share options and restricted shares outstanding and held by directors, former directors and current executive officers as of November 20, 2007 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Executive Directors
Ian D. Cockerill	77,000	—	—	20.90	July 13, 2008
	16,667	—	—	46.23	July 5, 2009
	16,667	—	—	46.23	March 28, 2010
	16,666	—	—	46.23	July 14, 2010
	60,667	—	—	125.37	February 4, 2010
	30,333	—	—	125.37	November 28, 2010
	13,733	—	—	84.17	October 20, 2010
	13,733	—	—	84.17	December 30, 2010
	13,734	—	—	84.17	March 17, 2010
	12,233	—	—	93.49	February 16, 2010
	12,233	—	—	93.49	March 23, 2010
	12,234	—	—	93.49	August 18, 2010
	25,000	—	—	83.18	March 3, 2011
	12,500	—	—	83.18	October 6, 2011
	25,000	—	—	76.75	October 22, 2011
	12,500	—	—	76.75	February 16, 2012
	37,500	—	—	67.93	February 25, 2012
	75,000	—	—	63.65	May 23, 2012
	—	19,500	—	125.28	March 24, 2012
	—	—	17,900	—	March 24, 2009
	—	30,600	—	124.19	March 1, 2013
	—	—	20,900	—	March 1, 2010

Nicholas J. Holland	13,334	—	—	46.23	July 5, 2009
	13,333	—	—	46.23	March 28, 2010
	13,333	—	—	46.23	July 14, 2010
	15,334	—	—	125.37	February 4, 2010
	7,666	—	—	125.37	November 28, 2010
	5,900	—	—	84.17	October 20, 2010
	5,900	—	—	84.17	December 30, 2010
	5,900	—	—	84.17	March 17, 2010
	5,267	—	—	93.49	February 16, 2010
	5,266	—	—	93.49	March 23, 2010
	5,267	—	—	93.49	August 18, 2010
	12,667	—	—	83.18	March 3, 2011
	6,333	—	—	83.18	October 6, 2011
	12,667	—	—	76.75	October 22, 2011
	6,333	—	—	76.75	February 16, 2012
	19,000	—	—	67.93	February 25, 2012
	38,000	—	—	63.65	May 23, 2012
	—	11,550	—	125.28	March 24, 2012
	—	—	9,600	—	March 24, 2009
	—	18,800	—	124.19	March 1, 2013
	—	—	11,700	—	March 1, 2010

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Non-executive Directors
Alan J. Wright	25,000	—	—	43.70	December 16, 2008
	10,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March, 28 2010
	10,000	—	—	68.59	February 18, 2010
	—	—	3,000	—	November 17, 2008
	—	—	2,800	—	November 10, 2009
	—	—	4,100	—	November 2, 2010

J. Michael McMahon	10,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March 28, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
	—	—	2,700	—	November 2, 2010

Gordon R. Parker	—	—	3,000	—	November 17, 2008

Patrick J. Ryan	10,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March 28, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
	—	—	2,700	—	November 2, 2010

Tokyo M. G. Sexwale	5,000	—	—	43.70	December 16, 2008
	7,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March 28, 2010
	5,700	—	—	68.59	February 18, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
	—	—	2,700	—	November 2, 2010

Bernard R. van Rooyen	—	—	3,000	—	November 17, 2008

Chris I. von Christierson	10,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March 28, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
	—	—	2,700	—	November 2, 2010

Rupert L. Pennant-Rea	5,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March 28, 2010
	10,000	—	—	68.59	February 18, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
	—	—	2,700	—	November 2, 2010

Jakes G. Gerwel(2)	—	—	3,000	—	November 17, 2008
	—	—	1,200	—	November 17, 2009

Kofi Ansah	6,700	—	—	68.59	February 18, 2010
	—	—	3,000	—	November 17, 2008
	—	—	1,900	—	November 17, 2009
	—	—	2,700	—	November 2, 2010

Christopher M. T. Thompson	—	—	3,000	—	November 17, 2008

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Donald M. J. Ncube	—	—	800	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

John G. Hopwood	—	—	800	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Artem Grigorian	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Gill Marcus	—	—	1,200	—	November 2, 2010

Executive Officers
James W. D. Dowsley	7,334	—	—	46.23	July 5, 2009
	7,333	—	—	46.23	March 28, 2010
	33	—	—	46.23	July 14, 2010
	2,567	—	—	84.17	March 17, 2010
	2,567	—	—	84.17	October 20, 2010
	2,566	—	—	84.17	December 30, 2010
	2,300	—	—	93.49	August 18, 2010
	2,300	—	—	93.49	February 16, 2011
	2,300	—	—	93.49	March 23, 2011
	5,000	—	—	83.18	March 3, 2011
	2,500	—	—	83.18	October 6, 2011
	5,000	—	—	76.75	October 22, 2011
	2,500	—	—	76.75	January 26, 2012
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	—	5,925	—	125.28	March 24, 2012
	—	—	4,100	—	March 24, 2009
	—	5,500	—	124.19	March 1, 2013
	—	—	5,700	—	March 1, 2010

Craig J. Nelsen(3)	22,800	—	—	154.65	May 24, 2009
	17,000	—	—	84.17	March 17, 2010
	33,200	—	—	73.8	May 1, 2010
	10,600	—	—	93.49	August 19, 2010
	10,000	—	—	83.18	March 3, 2011
	5,000	—	—	76.75	October 22, 2011
	5,000	—	—	67.93	February 25, 2012
	10,000	—	—	63.65	May 23, 2012

Brendan I. Walker(4)	4,933	—	—	84.17	March 17, 2010
	22,000	—	—	46.23	December 12, 2008
	9,800	—	—	93.49	August 19, 2010
	2,500	—	—	83.19	March 3, 2011
	2,500	—	—	76.75	October 22, 2011
	—	9,075	—	125.28	March 24, 2012
	—	—	6,800	—	March 24, 2009

Nerina Bodasing	1,734	—	—	68.40	February 1, 2012
	866	—	—	68.40	February 16, 2012
	2,600	—	—	63.65	May 23, 2012
	—	3,300	—	125.28	March 24, 2012
	—	—	1,200	—	March 24, 2009
	—	5,451	—	124.19	March 1, 2013
	—	—	2,100	—	March 1, 2010

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Italia Boninelli	—	11,000	—	124.19	March 1, 2013
	—	—	11,300	—	March 1, 2010

Michael D. Fleischer	—	11,067	—	124.19	March 1, 2013
	—	—	12,533	—	March 1, 2010

Jan W. Jacobsz	4,000	—	—	46.23	July 5, 2009
	4,000	—	—	46.23	March 28, 2010
	500	—	—	46.23	July 14, 2010
	3,967	—	—	154.65	December 27, 2009
	3,966	—	—	154.65	April 2, 2010
	3,967	—	—	154.65	August 5, 2010
	1,834	—	—	84.17	March 17, 2010
	1,833	—	—	84.17	October 20, 2010
	1,833	—	—	84.17	December 30, 2010
	1,667	—	—	93.49	August 18, 2010
	1,667	—	—	93.49	February 16, 2011
	1,666	—	—	93.49	March 23, 2011
	5,000	—	—	83.18	March 3, 2011
	2,500	—	—	83.18	October 6, 2011
	5,000	—	—	76.75	October 22, 2011
	2,500	—	—	76.75	February 16, 2012
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	—	3,950	—	125.28	March 24, 2012
	—	—	4,100	—	March 24, 2009
	—	5,500	—	124.19	March 1, 2013
	—	—	5,700	—	March 1, 2010

Tommy McKeith	—	50,000	—	121.82	October 1, 2013
	—	—	50,000	—	October 1, 2010

John A. Munro	2,000	—	—	46.23	March 28, 2010
	4,000	—	—	46.23	July 14, 2010
	12,334	—	—	92.95	October 1, 2009
	6,166	—	—	92.95	July 6, 2010
	2,500	—	—	84.17	March 17, 2010
	2,500	—	—	84.17	October 20, 2010
	2,500	—	—	84.17	December 30, 2010
	11,600	—	—	93.49	August 18, 2010
	11,600	—	—	93.49	February 16, 2011
	11,600	—	—	93.49	March 23, 2011
	10,000	—	—	83.18	March 3, 2011
	5,000	—	—	83.18	October 6, 2011
	10,000	—	—	76.75	October 22, 2011
	5,000	—	—	76.75	February 16, 2012
	15,000	—	—	67.93	February 25, 2012
	30,000	—	—	63.65	May 23, 2012
	—	9,075	—	125.28	March 24, 2012
	—	—	6,800	—	March 24, 2009
	—	16,600	—	124.19	March 1, 2013
	—	—	9,400	—	March 1, 2010

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Terence P. Goodlace	3,167	—	—	154.65	December 27, 2009
	3,167	—	—	154.65	January 4, 2010
	3,166	—	—	154.65	October 20, 2010
	2,200	—	—	84.17	March 17, 2010
	2,200	—	—	84.17	October 20, 2010
	2,200	—	—	84.17	December 30, 2010
	1,967	—	—	93.49	August 18, 2010
	1,967	—	—	93.49	February 16, 2011
	1,966	—	—	93.49	March 23, 2011
	5,000	—	—	83.18	March 3, 2011
	2,500	—	—	83.18	October 6, 2011
	5,000	—	—	76.75	October 22, 2011
	2,500	—	—	76.75	February 16, 2012
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	30,000	—	—	111.66	January 3, 2013
	—	9,075	—	125.28	March 24, 2012
	—	—	6,800	—	March 24, 2009
	—	8,300	—	124.19	March 1, 2013
	—	—	9,400	—	March 1, 2010

Glenn R. Baldwin	—	8,000	—	127.72	April 2, 2013
	—	—	9,100	—	April 2, 2010

James T. Nkosi	5,867	—	—	116.85	August 12, 2009
	5,867	—	—	116.85	March 17, 2010
	5,866	—	—	116.85	January 8, 2011
	5,334	—	—	119.90	February 16, 2010
	5,333	—	—	119.90	August 7, 2010
	5,333	—	—	119.90	December 30, 2010
	1,634	—	—	93.49	August 18, 2010
	1,633	—	—	93.49	February 16, 2011
	1,633	—	—	93.49	March 23, 2011
	5,000	—	—	83.18	March 3, 2011
	2,500	—	—	83.18	October 6, 2011
	5,000	—	—	62.25	July 1, 2011
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	—	1,975	—	125.28	March 24, 2012
	—	—	4,100	—	March 24, 2009
	—	5,500	—	124.19	March 1, 2013
	—	—	5,700	—	March 1, 2010

Total issued in fiscal 2007(5)	—	167,243	176,333	—	—

Total outstanding at November 20, 2007	1,449,833	249,743	296,433	—	—

Notes:

(1)	Certain expiration dates have been extended under the rules of the Schemes and Plans to cater for special closed periods during which the officers and directors were not permitted to deal in their options.

(2)	Jakes G. Gerwel retired from the Board at the Gold Fields’ annual general meeting on November 10, 2006.

(3)	On June 30, 2007, Craig Nelsen resigned from Gold Fields.

(4)	Brendan Walker passed away on December 30, 2006 and his estate has until December 30, 2007 to exercise his vested options.

(5)	Issued in fiscal 2006, pursuant to The Gold Fields Limited 2005 Share Plan, The Gold Fields Limited 2005 Non-Executive Share Plan or the GF Management Incentive Scheme as part of the compensation paid to directors and officers in fiscal 2006.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of November 20, 2007:

Holder	Ordinary shares	Percentage
Ian D. Cockerill	62,000	0.01%
Alan J. Wright	135,690	0.02%
John G. Hopwood	15,000	0.00%
Gill Marcus	1,900	0.00%
Total Directors (11 persons)	214,590	0.03%
Total Non-Director Executive Officers (14 persons)	—	—

Total Directors and Executive Officers (25 persons)	214,590	0.03%

The Gold Fields Limited 2005 Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, will be compensated going forward.

The 2005 Plan provides for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS will only be released to participants three years after the date of the award of such shares, and the release is subject, in whole and in part, to Gold Fields meeting certain performance criteria set by the Board of Directors. The SARS are similarly not available to participants until three years after their award; however, availability is not subject to Gold Fields’ performance. The size of the initial allocation of SARS is dependent on the performance of the participant at the time of allocation. The first allocations under The 2005 Plan were made in March 2006, when 1,000,150 SARS were allocated and 430,500 PVRS were awarded. The second allocations under The 2005 Plan were made in March 2007, when 876,599 SARS were allocated and 1,496,897 PVRS were awarded. Interim awards to newly appointed Vice Presidents totalled 68,000 SARS and 69,100 PVRS. Gold Fields had outstanding as of November 20, 2007, 1,736,651 SARS and 1,810,835 PVRS under The 2005 Plan.

The GF Management Incentive Scheme

Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 5,369,632 ordinary shares were outstanding under The GF Management Incentive Scheme as of November 20, 2007, of which options to purchase 674,900 ordinary shares at a weighted average price of Rand 74.08 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 20.90 and Rand 154.65 per ordinary share and they expire between June 18, 2008 and October 15, 2013. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

A total of 5% of the Company’s issued ordinary share capital, being 32,616,874 shares as of November 20, 2007, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

The Gold Fields Limited 2005 Non-Executive Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Non-Executive Share Plan, or The 2005 Non-Executive Plan. Participants in The 2005 Non-Executive Plan will be non-executive directors of Gold Fields who are not members of the Non-Executive Directors Remuneration Committee, which is a committee comprising the Chief Executive Officer and two representatives of shareholders of Gold Fields nominated by the Chief Executive Officer under The GF Non-Executive Director Share Plan. The Plan provides for the release of restricted shares awarded to the non-executive directors three years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 29,600 shares were authorized at Gold Fields’ annual general meeting on November 2, 2007.

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

Options to purchase a total of 174,400 ordinary shares were held by the non-executive directors of Gold Fields under the plan as of October 15, 2007. The exercise prices of all outstanding options granted under this plan range between Rand 43.70 and Rand 110.03 per ordinary share, and they expire between December 16, 2008 and March 28, 2010.

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

Executive Directors’ Terms of Employment

Each of Ian D. Cockerill (Executive Director and Chief Executive Officer of Gold Fields) and Nicholas J. Holland (Executive Director and Chief Financial Officer of Gold Fields) has entered into service agreements with subsidiaries of Gold Fields. One agreement, or the GFL Contract, is with GFL Mining Services Ltd., or GFLMSL. The two other agreements, or the Offshore Contracts, are with Gold Fields offshore subsidiaries in respect of work performed offshore for such subsidiaries. The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below.

The current annual gross remuneration package, or GRP, payable to each of Mr. Cockerill and Mr. Holland was determined by the Compensation Committee and is as follows:

•	Mr. Cockerill R4,055,000 plus U.S.$242,000

•	Mr. Holland R2,930,000 plus U.S.$180,000

For calendar year 2008, the Compensation Committee approved the following annual GRP, effective January 1, 2008:

•	Mr. Cockerill R4,363,180 plus U.S.$253,616

•	Mr. Holland R3,176,120 plus U.S.$189,540

The split between the contracts for these amounts payable to the executive directors is determined on the basis of the amount of time spent by that executive director in respect of each contract.

The GFL Contracts

Under the GFL Contracts, the employment of Mr. Cockerill and Mr. Holland will continue until terminated upon (i) six months’ notice by either party or (ii) retirement of the relevant executive director (currently provided for at age 60 in the contract). Gold Fields can also terminate the executive director’s employment summarily for any reason recognized by law as justifying summary termination.

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

The Offshore Contracts

Under the Offshore Contracts, each of Mr. Cockerill and Mr. Holland are paid offshore, in an appropriate currency, that portion of the GRP relating to the amount of time spent performing duties offshore for the relevant offshore companies. In the interest of simplicity, no benefits other than annual leave accrue to each executive director under the Offshore Contracts and their remuneration is wholly paid in salary.

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

Non-executive Director Fees

The non-executive directors are entitled to fees as agreed at Gold Fields’ annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Gold Fields’ behalf and remuneration for other services, such as serving on committees. A travel allowance is payable to compensate non-executive directors for international travel to attend Board meetings. Board fees as at June 30, 2007 were as follows (all U.S.$ amounts are based on an exchange rate of U.S.$1 = Rand 7.00): the chairman of the Board received an annual fee of Rand 1.0 million ($142,857); the attendance fee for each Board member, excluding the Chairman, for each Board meeting was Rand 8,125 ($1,161) per meeting; the annual fee for each chairman of a Board committee, other than the Audit Committee chairman, was Rand 80,000 ($11,429); the annual fee for the chairman of the Audit Committee was Rand 112,000 ($16,000); the attendance fee for each Board committee member for each Board committee meeting was Rand 4,875 ($696) per meeting; the annual fee for members of each Board committee, other than the Audit Committee, was Rand 40,000 ($5,714); the annual fee for each member of the Audit Committee, excluding the chairman, was Rand 56,000 ($8,000); and the shareholder-approved travel allowance payable to directors who travel internationally to attend meetings was $4,000 per international trip.

At the Annual General Meeting which took place on November 2, 2007, the shareholders increased Board fees as follows: the chairman of the Board receives an annual fee of Rand 1.05 million ($150,000); the attendance fee for each Board member, excluding the Chairman, for each Board meeting is Rand 8,800 ($1,257) per meeting; the annual fee for each chairman of a Board committee, other than the Audit Committee chairman, is Rand 87,000 ($12,429); the annual fee for the chairman of the Audit Committee is Rand 122,000 ($17,429); the attendance fee for each Board committee member for each Board committee meeting is Rand 5,300 ($757) per meeting; the annual fee for members of each Board committee, other than the Audit Committee, is Rand 43,500 ($6,214); the annual fee for each member of the Audit Committee, excluding the chairman, is Rand 61,000 ($8,714); and the shareholder-approved travel allowance payable to directors who travel internationally to attend meetings is $4,400 per international trip. Gold Fields has no service contracts with its non-executive directors.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of June 30,
	2005(1)	2006(1)	2007(1)
South Africa
Driefontein	17,200	16,700	18,300
Kloof	15,400	16,900	17,900
Beatrix	12,300	11,500	11,400
South Deep	—	—	4,800
Ghana
Tarkwa	3,300	3,000	3,800
Damang	900	900	1,000
Australia
St. Ives	1,000	700	800
Agnew	400	400	300
Venezuela
Choco 10	—	600	1,000

Total	50,500	50,700	59,300	(2)

Notes:

(1)	Rounded to the nearest hundred.

(2)	As of June 30, 2007, approximately 78% of these employees were laborers and semi-skilled employees.

Labor Relations

South Africa

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, picket and participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory severance pay in the event of termination of employment for operational reasons;

•	reduce and limit the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

•

require large employers such as Gold Fields to implement affirmative action policies to benefit historically disadvantaged groups, and impose significant monetary penalties for non-compliance with the administrative and reporting requirements of the legislation;

•	provide for the financing of training programs by means of a levy grant system and a National Skills Fund; and

•	grant employees the right to strike if a company employing over 500 employees terminates the employment of over 50 employees at any one time for operational reasons.

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

Wage Agreements

2007 – 2009 Agreement

Wage increases and changes to terms and conditions of employment are negotiated with the unions every two years, and on August 30, 2007, Gold Fields reached a two-year wage agreement, or the 2007 wage agreement, with the United Association of South Africa, or UASA, Solidarity Trade Union, or Solidarity, and the NUM. This agreement provided for wage increases for the majority of employees of between 8% and 8.5%, depending upon the category of employee, implemented with effect from July 1, 2007. In addition, the minimum wages of the lowest paid employees were increased by 10%. The approximate impact of the 2007 wage agreement is expected to be a 4% increase on the total Rand production costs for the South African operations for fiscal 2008.

A further inflation-linked increase of 1% above inflation with a minimum of 8% will be implemented on July 1, 2008.

The 2007 wage agreement further provides for a number of adjustments to several other conditions of employment, such as family responsibility leave, funeral benefits and medical incapacitation benefits, as well as an increase in the “living out allowance” from R1,000 to R1,100, effective from July 1, 2007. Currently, approximately 30% of Gold Fields’ South African labor force receive living out allowances.

The next round of negotiations with the unions in South Africa is expected to commence in May 2009, as the current agreement expires in June of that year.

2005 – 2007 Agreement

The previous wage agreement concluded in August 2005 provided for wage increase of between 6% and 7% in 2005 and an inflation-linked increase of between 5.5% to 6%, depending on the category of employee, for July 1, 2006.

In total, labor costs increased approximately 14% in South Africa in fiscal 2007 (excluding South Deep), mainly due to the annual wage increase of 5.5% to 6% from July 2006, together with indirect costs and allowances, which increased in line with industry trends, market-related adjustments and an increase in employee numbers necessary to support the increase in mining volumes.

Work week and shift arrangements are negotiated on a shaft-by-shaft basis and vary in accordance with staffing needs and union demands at each shaft. South African legislation provides for a 45-hour work week.

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

On October 8, 2003, the Ghanaian Parliament passed the Labour Act, 2003 (Act 651), or the Labour Act. The Labour Act gives employees greater freedom to form and to join trade unions, among other rights. The Labour Regulations 2007 (L.I 1833), or the Regulations, made under the Labour Act came into effect on June 8, 2007.

Of the Ghanaian employees at Tarkwa and Damang, including those employed by African Mining Services (Ghana) Pty Ltd, or AMS, the majority are members of the Ghana Mineworkers Union, or GMWU, whose employment is governed by a collective bargaining agreement originally concluded in 1996 and revised in 2000, 2003, 2004 and 2006. Wages are revised annually by negotiation with the GMWU. In July 2004, Gold Fields Ghana concluded a two-year agreement with the GMWU covering both the Tarkwa and Damang mines. The agreement provided for a 2% increase in basic rates of pay effective January 1, 2004. The increase effective January 1, 2005 was 3% and for 2006, effective January 1, 2006, was 12%. The agreement further provided for profit-sharing arrangements under which employees shared in the profits made at the Tarkwa and Damang mines in fiscal 2004, 2005 and 2006. The payment for fiscal 2005 was agreed at $750 per employee in service for the full fiscal year and in 2006 it was U.S.$1000.

In 2006, the GMWU and Gold Fields renegotiated the terms of their collective bargaining agreement, which the parties signed on August 24, 2006. On August 23, 2007, GMWU and Gold Fields agreed an 11% wage increase in basic rates of pay, effective January 1, 2007. Additionally, as a profit-sharing arrangement, Gold Fields agreed to pay a lump sum amount of U.S.$1,049 to each employee in Gold Fields’ service during the period from July 1, 2006 to June 30, 2007. Additionally, Gold Fields negotiated a new employee gain-sharing model with the union for fiscal 2007, 2008 and 2009, pursuant to which 1.25% of profits after tax and royalties will be shared among local employees.

Senior staff terms of employment are also governed by the Labour Act. Under the Labour Act, employees considered to be in “policy-making” positions are prohibited from joining unions. As a result, some members of senior staff who are not in “policy-making” positions could be eligible to join unions which would then negotiate terms of employment on their behalf. Pursuant to this, in fiscal 2007 Gold Fields’ senior staff association, which previously constituted a non-bargaining consultative unit representing senior staff, joined the GMWU. In turn, the GMWU obtained a bargaining certificate on May 24, 2007 to negotiate on the association’s behalf, thus leading to the formation of the Professional and Managerial Staff Union, or PMSU. Following the formation of the PMSU and the election of its executives, Gold Fields’ management was obligated to negotiate conditions for the senior staff with GMWU. In August 2007, the PMSU accepted and signed a wage increase and gain share agreement with the same terms as the agreement signed by GMWU and Gold Fields on August 23, 2007, as described above. To date, the GMWU has a submitted a proposal to negotiate and finalize further conditions of senior staff employment at Gold Fields.

In August 2005, Gold Fields experienced an unexpected 48-hour strike at the Tarkwa mine. The strike centered on unhappiness with existing union representation and, as a result of steps taken by Gold Fields in conjunction with the union, an interim management committee was elected until January 2007, when substantive elections were held to appoint new union representatives.

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

The Workplace Relations Act prescribes, among other things:

•	minimum wages;

•	maximum ordinary hours of work;

•	forms of leave (other than long-service leave);

•	conditions regarding termination of an employee for redundancy;

•	sanctions for unfair dismissal and unlawful termination;

•	rights of unions to enter a workplace; and

•	collective bargaining rights for employees.

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

Historically, Australian unions have had a significant role in negotiating collective agreements for pay and working conditions. However, as a result of the amendments to the Workplace Relations Act, together with the fact that relevant unions currently have little presence in Western Australia’s mining industry, there is currently minimal scope for union interference at Gold Fields’ mining operations in Australia.

The Australian Labor Party, which was elected in the Australian federal election in November 2007, has indicated that it will reverse some of the amendments to the Workplace Relations Act passed by the government, which would result in increased union involvement in the Australian mining industry.

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

In March 2007, the Government extended for the fifth consecutive year a firing freeze for private and public sector workers governed by the Organic Labor Law, effective through December 31, 2007. Under the decree, workers may not be fired, demoted or transferred without just cause. In Venezuela, most of the labor and social benefits awarded by law are improved by collective bargaining agreements, or CBAs. These improved benefits once granted may never be decreased. On February 15, 2005, PMG, while under the control of Bolivar, entered into a CBA with the PMG labor union (SINTRA PMG, S.A.), under which it provides benefits beyond those required by law for its employees, including payment for health and life insurance, a savings scheme and transport. In July 2006, the workers formed a new union (UNTRAMIGUA GOLD FIELDS) which, following a labor referendum, was identified as the most representative union in the mine. The CBA entered into in 2005 expired on March 1, 2007. Following several months of negotiations, a new agreement with UNTRAMIGUA GOLD FIELDS was exected on September 21, 2007, which included benefit and wage increases similar to those found throughout the Venezuelan mining industry. The benefits awarded by the new CBA are retroactive to January 1, 2007 and the term of the new agreement is for two years from March 1, 2007.

Benefits

Gold Fields provides benefits to its employees, generally including pension, medical and accommodation benefits. Employees are also entitled to a severance package if they are laid off. At Damang, medical benefits only are provided by AMS, while the costs of such benefits are paid by Gold Fields under the terms of the contract between Gold Fields and AMS. Gold Fields’ own employees are generally provided with medical and retirement benefits. In Australia, benefits for contractors’ employees are the responsibility of each contractor and Gold Fields’ own employees are generally responsible for their own medical costs and other benefits, except that Gold Fields contributes to a third-party pension plan. In Venezuela, in addition to the social and labor benefits awarded by law, Gold Fields, under the CBA, provides other benefits for the employees including health and life insurance, a savings scheme and transport. There is no statutory workers compensation scheme in Venezuela, but there is a social security system and both employers and employees must contribute.

Gold Fields provides 50% of the contributions (premiums) under a medical plan, or the Gold Fields Plan, for certain former employees in South Africa. As of June 30, 2007, 89% of these former employees and dependants had been bought out of the scheme at a 15% premium. As of June 30, 2007, approximately 224 former employees were still covered under this plan following the buyout. The provision is adjusted annually in accordance with an updated actuarial valuation (tables). Gold Fields is not obligated to make these contributions for members of the former Aumed Medical Scheme (which was in place at the Free State operation and was combined with the Medisense Medical Scheme during fiscal 2003) who retired after August 31, 1997 and members of the Medisense Medical Scheme who retired after January 31, 1999.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability, or the South Deep Plan. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed and is payable until the arrangement terminates on December 31, 2011. At June 30, 2007, there were 235 former South Deep employees that were subject to this employer contribution.

In fiscal 2007, $1.3 million was debited to earnings under the Gold Fields Plan described above. No additional amount is attributable to the inheritance of the South Deep Plan.

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

•

Environmental Education and Conservation. The Foundation supports various initiatives which work to encourage and facilitate community participation in natural resource management and promote an integrated and sustainable approach to the environment. In line with the requirements of the Social and Labour Plans, which are conditions under which the South African government’s Department of Minerals and Energy issues new mining rights to the individual mines in South Africa, resources have been allocated for the development of host communities and traditional labor source communities.

In Venezuela, Gold Fields had an obligation to contribute at least U.S.$250,000 per year in social contributions for the development of the mining area after the commencement of commercial production.

Employment Equity

Under the South African Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination; and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Act, Gold Fields has a formal employment equity plan, which has been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five-year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. Management believes that Gold Fields is currently making adequate progress toward the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields spent approximately R138.3 million, U.S.$1.4 million, A$0.7 million and U.S.$1.0 million on employee training and development in fiscal 2007 at its South African, Ghanaian, Australian and Venezuelan operations, respectively. In fiscal 2007, the South African operations provided for a further R46.0 million for human resources development costs to cover the team, managerial and leadership mobilization programs scheduled for the fiscal year and any other special training projects which might have arisen as a matter of operational necessity. Particular emphasis is placed on literacy as Gold Fields estimates that between 30% and 40% of its South African employees are functionally illiterate and the Company has set objectives to address this issue by 2009. For fiscal 2008, the direct investment in human resources development at the South African operations is expected to be R185.2 million, including South Deep, with a further provision for R66.2 million in respect of discretionary training projects.

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

In addition, Gold Fields continues to focus systematically on managerial, leadership, and professional development though its Leadership and Professional Talent Pipeline program, by means of a process known as the Management Review, which is integrated with its performance management system.

All of Gold Fields’ employee training activities in South Africa are cognizant of the human resources development requirements of the Mining Charter, and are fully described in the Social and Labor Plan submitted by Gold Fields to the Department of Minerals and Energy. See “Information on the Company—Regulatory and Environmental Matters—South Africa—Mineral Rights.”

A salient development in the training environment within Gold Fields has been the establishment of the Gold Fields Business and Leadership Academy, or GFBLA. GFBLA comprises all five of the formerly discrete training establishments operating within Gold Fields’ South African operations. These various training establishments have, with effect from July 2006, been consolidated into the single Gold Fields’ subsidiary, GFBLA, under a single management structure and under a unified Strategic and Business Plan. Gold Fields’ executives have been assigned leadership of GFBLA, with a principal mandate to optimize training in order to secure enhanced workforce performance for Gold Fields and with enhanced safety and productivity performance as key outcomes. A secondary mission for GFBLA is to provide commercial training services to a client base external to Gold Fields, and to support the South African government’s strategy to improve the technical skills base in the national economy. This strategy is described in the document outlining the Joint Initiative on Priority Skills Acquisition, which is an important element of the Government’s Accelerated and Shared Growth Initiative for South Africa program. GFBLA’s performance met expectations in fiscal 2007, including meeting its budgeted cost and revenue targets, and the Company believes it is well positioned to sustain such performance into the future.

Health and Safety

Health

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to dust, noise, heat, noxious fumes and chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (particularly silicosis, tuberculosis and a combination of the two), noise-induced hearing loss and heat exhaustion. In South Africa, the incidence of tuberculosis in mine workers may be aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. Gold Fields is working to further increase the level of ventilation at its underground operations. To reduce the incidence of noise-induced hearing loss, Gold Fields implements engineering controls where practicable and, if it is not possible, Gold Fields trains its workers to use adequate ear protection and provides appropriate equipment. Gold Fields has embarked on significant initiatives to address HIV infection and AIDS among its workforce.

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

Gold Fields’ believes that its South African workforce has a similar level of HIV prevalence to that present in groups of males of the same mix of age groups in South Africa generally. Accordingly, Gold Fields has developed and implemented a significant HIV/AIDS program with the goals of reducing the rate of HIV infection among its workforce and minimizing the potential financial impact of AIDS on its operations. This program involves a multi-faceted approach, including the following components:

•	HIV/AIDS awareness campaigns;

•	peer education and training, involving more than 800 peer educators;

•	voluntary counseling and testing;

•	condom promotion and distribution, with a stated goal of three condoms per employee per week;

•

treatment of sexually transmitted diseases, including treatment of infected sex workers and “periodic presumptive therapy” which involves giving a broad spectrum of antibiotics to asymptomatic sex workers at high risk of contracting sexually transmitted diseases;

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

In October 2006, management estimated that approximately 28.3% of Gold Fields’ workforce in South Africa was infected with HIV. The actuarial model which the Company has applied consistently since 2001 estimates that peak prevalence has been reached.

Based on this level of prevalence, other existing data and various other assumptions, many of which involve factors beyond Gold Fields’ control, management estimates that without appropriate interventions the ultimate impact of HIV/AIDS on its operating costs could be as high as $10.00 per ounce of gold produced at its South African operations. With appropriate and focused interventions, this cost may be substantially reduced.

The cost in fiscal 2007 was estimated at less than $4.00 per ounce in the South African operations. Gold Fields hopes to continue to limit the impact of HIV/AIDS on its operating costs through its HIV/AIDS program. However, the ultimate impact of HIV/AIDS on Gold Fields’ operating costs could vary significantly depending on any of these factors.

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

Gold Fields’ operations in Australia and Ghana are certified under Occupational Health and Safety Assessment Series 18000, an occupational health and safety management specification system. Driefontein, Kloof and Beatrix received certification in fiscal 2007. Internal audits were conducted at South Deep in February 2007 and it is expected that South Deep will receive its certification in fiscal 2008.

The South African operations have subscribed to the milestones set for accidents, elimination of silicosis and noise-induced hearing loss issued by the Mine Health and Safety Council of South Africa, which is a legislative body set up under the Mine Health and Safety Act to advise the Minister of Minerals and Energy on mine safety standards. Action plans have been developed and the Vice President and Head of the South African operations reports to the Board’s Safety, Health, Environment and Community Committee on a quarterly basis. President Thabo Mbeki has ordered the Department of Minerals and Energy to conduct an occupational health and safety audit at all mines. The audit of South African mines will be divided into two streams: (1) Legal Audit and (2) Technical Audit of certain installation and practices at mines. See “Information on the Company—Regulatory and Environnmental Matters—South Africa—Health and Safety.”

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

As of November 20, 2007, the issued share capital of Gold Fields consisted of 652,337,476 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of October 26, 2007 is set forth below.

Beneficial owner	Ordinary shares	Percentage
BlackRock Investment Management (UK) Limited(1)	54,550,150	8.40%
Capital Research & Management Company(2)	48,171,055	7.41%
U.S. Retail ADR & Brokerage	43,633,064	6.72%
Public Investment Commissioner(3)	32,770,061	5.04%

Notes:

(1)	BlackRock Investment Management, previously known as Merrill Lynch Investment Management, was established in October 2006 with the merger of Merrill Lynch’s asset management business and BlackRock’s asset management business.

(2)	Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

(3)	Public Investment Commissioner holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers, Old Mutual Asset Managers, Future Growth and RMB Asset Management.

To the knowledge of management, none of the above shareholders holds voting rights which are different than those held by Gold Fields’ other shareholders.

The table below shows the significant changes of the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership
	As of June 30,					As of October 26, 2007
	2005	2006		2007
				(%)
Beneficial owner
OJSC MMC Norilsk Nickel	20.0	—	(1)	—	(1)	—	(1)
Public Investment Commissioner(2)	4.9	9.3		5.6		5.0
Capital Research and Management(3)	4.9	9.2		9.7		7.4
Old Mutual plc(4)	4.6	7.1		6.9		4.4
Harmony Gold Mining Company Ltd.	5.4	—	(1)	—	(1)	—	(1)
BlackRock Investment Management (UK) Limited(5)	3.6	7.6		6.6		8.4

Notes:

(1)	To the knowledge of Gold Fields’ management, the entities did not own Gold Fields’ ordinary shares on the dates specified.

(2)	Public Investment Commissioner holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers, Old Mutual Asset Managers, Future Growth and RMB Asset Management.

(3)	Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

(4)	Old Mutual plc holds its shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries.

(5)	BlackRock Investment Management, previously known as Merrill Lynch Investment Management, was established in October 2006 with the merger of Merrill Lynch’s asset management business and BlackRock’s asset management business.

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

Mvelaphanda

Tokyo M. G. Sexwale, a former non-executive director of Gold Fields, who indicated that he was not available for re-election at the Annual General Meeting held on November 2, 2007, is an executive director of Mvelaphanda Resources Limited, or Mvela Resources, and executive chairman of Mvelaphanda Holdings (Pty) Limited.

On July 10, 2002, Gold Fields announced that it had granted Mvela Resources the right to acquire a beneficial ownership interest of between 5% and 15% in, and a corresponding share of Gold Fields’ obligations and liabilities with respect to, the development, financing or construction of any precious metals mine which is developed in Africa, beginning March 1, 2002. In consideration for the transaction, referred to in this discussion as the Exploration Arrangement, Mvela Resources is obligated to issue to Gold Fields options to subscribe in tranches for linked units in Mvela Resources, consisting of one ordinary share and one unsecured debenture issued by Mvela Resources, at a 10% premium to the five-day weighted average trading price listed on the JSE. Mvela Resources issued to Gold Fields 380,102 options to subscribe for linked units pursuant to this arrangement on September 26, 2002. Thereafter, each year Mvela Resources was obligated to issue to Gold Fields options to subscribe for linked units with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. On May 5, 2003, Mvela Resources issued to Gold Fields further options to subscribe for 373,435 linked units. In November 2003, Mvela Resources implemented a Scheme of Arrangement and a consolidation of its share capital, which are described below. As a result of these actions, Gold Fields’ right to receive options to subscribe for linked units has been converted into a right to receive options to subscribe for ordinary shares of Mvela Resources. On May 30, 2004, Mvela Resources issued to Gold Fields options to subscribe for 521,812 ordinary shares of Mvela Resources. The options granted under the Exploration Arrangement were originally exercisable for a period of two years from the date of issuance, but as of September 16, 2004, this period was extended to five years. As of June 30, 2007, the aggregate value of the options to subscribe for ordinary shares issued by Mvela Resources to Gold Fields was approximately Rand 171.8 million. The term of the agreement was five years and it expired on February 28, 2007.

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

On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly-owned subsidiary of Mvela Resources, and GFIMSA entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA. This agreement became effective following the advance by Mvela Gold of the loan to GFIMSA described below, which is referred to in this discussion as the Mvela Loan, and, among other things, provides for Mvela Gold to nominate two members of GFIMSA’s Board of Directors and two members of each of GFIMSA’s Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the mining charter promulgated under the Mineral and Petroleum Resources Development Act No. 28 of 2002. Under the Covenants Agreement, GFIMSA cannot dispose of any material assets, enter into, cancel or alter any material transaction between GFIMSA and any related party or make any material amendment to its constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFIMSA wants to increase the interest of black empowerment entities in GFIMSA or in any business or assets of GFIMSA, other than pursuant to an employee share incentive scheme, Gold Fields must offer to Mvela Gold the opportunity to increase its interest in GFIMSA. By its terms, the Covenants Agreement remains in force for so long as Gold Fields remains a shareholder in GFIMSA and Mvela Gold holds its empowerment interest in or is a shareholder of GFIMSA and Mvela Gold holds the right to subscribe for 15% of the share interest in GFIMSA, provided that it terminates if the shares of GFIMSA are listed on the JSE.

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

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special-purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for 4,350,000 ordinary shares of Mvela Resources which were issued by Mvela Resources in the private placements for consideration of Rand 100 million. In order to facilitate the private placement, Mvela Resources proposed a scheme of arrangement, or the Scheme, between itself and the holders of its linked units. The effect of the Scheme, which became operative on November 24, 2003, was that each linked unit holder received two ordinary shares of Mvela Resources for each linked unit held. In order to maintain the same number of listed instruments in issue after the implementation of the Scheme, Mvela Resources consolidated its ordinary share capital on a two for one basis. As a result, the net effect of the Scheme and the share consolidation is that Gold Fields has 1,275,349 options to acquire the same number of ordinary shares of Mvela Resources issued in connection with the Exploration Arrangement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields has effectively guaranteed a loan of Rand 150 million. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Resources—Investing” and “Operating and Financial Review and Prospects—Credit Facilities—Mvela Loan.”

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

During the first half of fiscal 2007, Mvela Holdings (Proprietary) Limited, or Mvela Holdings, the parent company of Mvela Resources, entered into various agreements in terms of which the status quo regarding the shareholding in Mvela Resources as of the date of the Mvelaphanda Transaction was restored by Mvela Holdings once again having a direct interest in the issued share capital of Mvela Resources. On July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement. In accordance with the revised agreements, Mvela Holdings undertook to remain an HDSA company, to retain beneficial ownership of no less than 26% of the issued equity share capital of Mvela Resources, to have board control of Mvela Resources (together with other HDSAs) and to retain management control of Mvela Resources pursuant to a written management agreement.

On March 30, 2007, Mvela Resources executed and, on April 26, 2007, further amended, an agreement between, among others, Mvela Resources, Mvela Holdings, Lazarus Zim and Afripalm Resources (Proprietary) Limited, an HDSA company formed by Lazarus Zim, in terms of which the parties, among other things, agreed as follows:

•

Afripalm will subscribe for shares in Mvela Resources to acquire economic and voting interests in Mvela Resources of approximately 19.3% and 31%, respectively. As a result of such acquisition, the economic and voting interests of Mvela Holdings, the other major HDSA shareholder in Mvela Resources, will be approximately 22.9% and 19.6%, respectively. As a result of the increase in the broad-based HDSA voting control of Mvela Resources to more than 50%, Mvela Resources will thus be an HDSA controlled company; and

•	the management agreement between Mvela Resources and Mvela Holdings, in terms of which the latter managed the day-to-day operations of Mvela Resources, was cancelled.

Simultaneously, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement on March 30, 2007 further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement. In accordance with the revised agreements, Mvela Holdings and Afripalm

(and certain of its subsidiaries) undertook jointly (i) to remain HDSA companies, (ii) to retain beneficial ownership of no less than 26% of the issued equity share capital of Mvela Resources, (iii) to retain voting control over no less than 50% of the issued equity share capital of Mvela Resources, and (iv) to have board control of Mvela Resources (together with other HDSAs).

On August 24, 2007, the Mvela Loan Agreement was amended, principally in order to bring certain financial covenants in line with the financial covenants set out in the RC Facility (and its predecessors).

See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.”

Rand Refinery

GFL Mining Services Limited, or GFLMSL, as agent for GFIMSA, has an agreement with Rand Refinery Limited, or Rand Refinery, in which Gold Fields holds a 34.9% interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery. Prior to October 1, 2004, GFLMSL acted as agent for Rand Refinery to sell up to 50% of Gold Fields’ South African production. However, since October 1, 2004, Gold Fields has sold the gold produced from its South African operations itself. Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is the Chief Financial Officer and a Director of Gold Fields, has been a Director of Rand Refinery since July 12, 2000. As a Director of GFLMSL, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMSL, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with GFLMSL, Gold Fields Ghana or Abosso. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMSL. See “Information on the Company—Description of Mining Business—Refining and Marketing” for further details regarding these arrangements.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favorable to it as arm’s length terms.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years materially indebted to Gold Fields.

New Africa Mining Fund

John Hopwood, a non-executive director of Gold Fields, is a trustee of the New Africa Mining Fund and is the chairman of the New Africa Mining Fund Investment Committee. Gold Fields has been instrumental in the formation of the New Africa Mining Fund and is a significant investor in the fund. As at June 30, 2007, Gold Fields had contributed a net amount of U.S. $2.9 million to the New Africa Mining Fund and had provided a commitment to fund U.S. $7.0 million. See “Operating and Financial Review and Prospects—Contractual obligations and commitments as at June 30, 2007.”

Absa Credit Facilities

Gill Marcus, a non-executive director of Gold Fields, is the chairman of Absa Group Limited and Absa Bank Limited. Gold Fields currently has outstanding a R500 million 364 day revolving credit facility with Absa Capital (a division of Absa Bank Limited). On August 24, 2007, GFLMSA drew down R250 million under this facility. In addition, on December 6, 2007, GFLMSA and Gold Fields entered into a mandate letter and term sheet with Absa Capital. See “Operating and Financial Review Prospects—Credit Facilities.”

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings please refer to “Information on the Company” above.

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended June 30,
	2003		2004		2005		2006		2007		2008(1)
	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)
Prior year’s final dividend	0.40	2.20	0.13	1.00	0.06	0.40	0.06	0.40	0.15	1.10	0.13	0.95
Interim dividend	0.90	1.50	0.06	0.40	0.05	0.30	0.07	0.40	0.13	0.90	—	—

Total dividend	1.30	3.70	0.19	1.40	0.11	0.70	0.13	0.80	0.28	2.00	0.13	0.95

Note:

(1)	A final dividend was announced on August 1, 2007 and paid August 27, 2007.

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

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments.”

ITEM 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is the JSE Limited, or JSE, on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. On October 1, 2007, Gold Fields delisted its ordinary shares from the Premier Marché of Euronext Paris and on October 22, 2007, delisted its ordinary shares from the Official List of the UK Listing Authority and the London Stock Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of June 30, 2007, 17,296 record holders of Gold Fields’ ordinary shares, holding an aggregate of 173,514,110 ordinary shares (26.6%), were listed as having addresses in South Africa. As of June 30, 2007, 187 record holders of Gold Fields’ ordinary shares, holding an aggregate of 366,632,244 ordinary shares (56.2%), were listed as having addresses in the United States.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge (Proprietary) Limited, or I-Net Bridge, a South African financial information service:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Year ended June 30,	High	Low
	(Rand per ordinary share)
2003	150.63	71.40	1,671,998
2004	110.40	65.02	1,787,830
2005	94.02	55.09	1,485,099
2006	162.00	69.01	2,067,115
2007	173.80	109.40	2,580,019
2008 (through November 30, 2007)	128.75	103.45	2,839,364

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Quarter ended	High	Low
	(Rand per ordinary share)
September 30, 2005	95.32	69.01	1,397,954
December 31, 2005	111.89	86.60	1,800,664
March 31, 2006	146.80	111.80	2,244,707
June 30, 2006	162.00	110.81	2,711,795
September 30, 2006	173.80	126.11	1,875,952
December 31, 2006	143.25	119.40	2,200,535
March 31, 2007	134.99	117.00	3,302,577
June 30, 2007	142.00	109.40	2,952,847
September 30, 2007	128.75	103.45	2,973,176

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Month ended	High	Low
	(Rand per ordinary share)
June 30, 2007	122.27	109.40	2,928,272
July 31, 2007	125.00	107.20	2,513,919
August 31, 2007	112.50	103.45	3,379,786
September 30, 2007	128.75	111.00	3,218,792
October 31, 2007	127.79	116.40	2,235,759
November 30, 2007	125.50	112.50	2,927,741

On December 5, 2007, the closing price of the ordinary shares on the JSE was 114.22.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on The New York Stock Exchange since May 9, 2002.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Year ended June 30,	High	Low
	($ per ADS)
2003	15.25	9.00	2,376,579
2004	15.12	9.93	1,887,030
2005	14.94	9.25	1,557,127
2006	16.16	10.69	1,649,516
2007	24.10	15.63	3,129,003
2008 (through November 30, 2007)	19.13	13.67	5,369,191

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Quarter ended	High	Low
	($ per ADS)
September 30, 2005	14.66	10.69	1,645,808
December 31, 2005	17.79	13.05	1,743,427
March 31, 2006	24.02	18.58	2,527,905
June 30, 2006	26.33	16.46	3,253,106
September 30, 2006	24.10	17.32	2,158,352
December 31, 2006	19.42	16.50	2,874,951
March 31, 2007	18.72	16.22	3,871,203
June 30, 2007	20.08	15.63	3,684,734
September 30, 2007	18.33	13.67	5,143,061

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Month ended	High	Low
	($ per ADS)
June 30, 2007	17.49	15.63	3,808,003
July 31, 2007	18.33	15.73	4,630,567
August 31, 2007	16.08	13.67	5,238,405
September 29, 2007	18.09	15.41	5,594,086
October 31, 2007	18.84	17.32	5,499,478
November 30, 2007	19.13	16.45	5,971,769

On December 5, 2007, the closing price of Gold Fields’ ADSs quoted on The New York Stock Exchange was $16.83.

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

The market capitalization of companies listed on the JSE was approximately Rand 6.2 trillion as of October 31, 2007. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 41.6% for 2006. Trading is concentrated in a small, but growing, number of companies. As of October 31, 2007, there were 403 listed companies on the JSE.

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

Share Capital

The authorized share capital of Gold Fields consists of 1,000,000,000 ordinary shares with a par value of Rand 0.50 each. The aggregate number of issued shares of Gold Fields on November 20, 2007 was 652,337,476 ordinary shares of Rand 0.50 each. All of the issued ordinary shares rank equally with one another and are fully paid and are not subject to calls for additional payments of any kind. At the Company’s annual general meeting held on November 2, 2007, shareholders approved the creation of 1,000 non-convertible redeemable preference shares of Rand 0.01 each. The inclusion of the rights and privileges attached to the non-convertible redeemable preference shares in the Articles of Association was approved at the same meeting.

More than 10% of Gold Fields’ current issued share capital has been paid for in assets other than cash. Gold Fields ordinary shares were exchanged for shares in GFL Mining Services Ltd. during the merger with Gold Fields in 1999 and for the minority shares in St. Helena Gold Mines Limited when Gold Fields acquired total ownership. See “Information on the Company—History.” On November 30, 2001, 12,000,000 ordinary shares were issued to WMC Resources Ltd as part of the consideration for the acquisition of St. Ives and Agnew mining operations from WMC. See “Information on the Company—Gold Fields’ Mining Operations—Australia Operations.” In addition, on September 11, 2003, Gold Fields issued 564,841 ordinary shares to Outokumpu Oy, or Outokumpu, as part of the consideration for the acquisition of Outokumpu’s 49% interest in the Arctic Platinum Project, or the APP. See “Information on the Company—Exploration—Gold Fields’ Exploration Projects—Arctic Platinum Project.” Between November 2006 and March 2007, 65,098,754 ordinary shares were issued for the South Deep acquisition. On January 31, 2007 and February 2, 2007, a total of 90,850,000 ordinary shares were issued in a capital raising.

At a general meeting held on November 2, 2007, Gold Fields’ shareholders approved a resolution authorizing the Gold Fields Board to allot and issue additional ordinary shares for cash up to a maximum of 10% of the issued ordinary shares in any one financial year, subject to the JSE Rules. Under the JSE Rules, any such issue, together with any other shares issued in that financial year, in the aggregate cannot exceed 15% of the number of shares in Gold Fields’ issued share capital on the date an application is made to the JSE in respect of that issuance, less any other shares issued in that financial year. This general authority is valid until Gold Fields’ next annual general meeting or 15 months from the date on which the resolution was passed, whichever is earlier.

The following table sets forth changes in Gold Fields’ issued share capital for the periods indicated:

As of	Total issued ordinary shares	Total authorized ordinary shares
June 30, 2005(1)	492,294,226	1,000,000,000
June 30, 2006(2)	494,824,723	1,000,000,000
June 30, 2007(3)	652,158,066	1,000,000,000
November 20, 2007(4)	652,337,476	1,000,000,000

Notes:

(1)	Reflects the issuance of 801,706 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Share Plan.

(2)	Reflects the repurchase by the Company of 1,000,000 of its ordinary shares at a weighted average price of Rand 74.89, which were de-listed and cancelled on August 17, 2005, the issuance of 333,681 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan and the issuance of 2,530,497 ordinary shares issued under the GF Management Incentive Scheme and the GF Non-Executive Share Plan.

(3)	Reflects the issuance of 1,384,589 ordinary shares issued under the GF Management Incentive Scheme, 65,098,754 ordinary shares issued for the South Deep acquisition and 90,850,000 ordinary shares issued in a capital raising. See “Operating and Financial Review and Prospects—Credit Facilities—Acquisition of South Deep.”

(4)	Reflects the issuance of 177,644 ordinary shares issued under the GF Management Incentive Scheme and 1,766 ordinary shares under the Gold Fields Limited 2005 Share Plan.

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

•

on November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly-owned subsidiary of Mvela Resources, and GFI Mining South Africa (Proprietary) Limited, or GFIMSA, entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA;

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

•

on July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement;

•

on March 30, 2007, Mvela Resources executed and, on April 26, 2007, further amended, an agreement between, among others, Mvela Resources, Mvela Holdings, Lazarus Zim and Afripalm Resources (Proprietary) Limited, an HDSA company formed by Lazarus Zim;

•

on March 30, 2007, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement; and

•

on August 24, 2007, Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Holding Company (BVI) Limited (formerly, Gold Fields Guernsey), First Rand Bank Limited and GFIMSA ented into a third addendum to the Mvela Loan Agreement.

See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction” and “Major Shareholders and Related Party Transactions—Related Party Transactions—Mvelaphanda.”

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

See “Information on the Company—Exploration—Gold Fields’ Greenfields Exploration Projects—Arctic Platinum Project.”

Barrick Agreement

On September 11, 2006, Gold Fields entered into an agreement with Barrick Gold Corporation, or Barrick, to acquire, for a total consideration of U.S.$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, or BGSA (previously, Placer Dome South Africa Proprietary Limited), which held a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited, or Western Areas, each held an interest of 50%. The Barrick Gold—Western Areas Joint Venture is now named the South Deep Joint Venture.

See “Information on the Company—History” and “Operating and Financial Review and Prospects—Overview—General—Acquisition of South Deep.”

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

See “Information on the Company—History” and “Operating and Financial Review and Prospects— Overview—General—Acquisition of South Deep.”

Cerro Corona Facility

On November 14, 2006, Gold Fields La Cima S.A. (formerly known as Sociedad Minera La Cima S.A.), or La Cima, entered into a U.S.$150 million project finance facility agreement with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A and other financial institutions, as set out in the agreement.

See “Information on the Company—Gold Fields’ Mining Operations—Development Projects—Cerro Corona Development Project” and “Operating and Financial Review and Prospects—Credit Facilities—Cerro Corona Facility.”

GFIMSA Facility

In connection with the acquisition of BGSA and the proposed acquisition of Western Areas, GFIMSA entered into a U.S.$1.8 billion credit facility with Citibank, N.A. London Branch, J.P. Morgan Plc, J.P. Morgan Europe Limited and other financial institutions as set out in the agreement, on November 24, 2006. Borrowings under the facility were guaranteed by Gold Fields, Gold Fields Holdings and Orogen. This facility was repaid in full during fiscal 2007.

See “Information on the Company—History” and “Operating and Financial Review and Prospects—Credit Facilities—Acquisition of South Deep.”

R500 million Revolving Credit Facility

On August 21, 2007, GFIMSA entered into a R500 million 364-day revolving credit facility, or the Absa 1 Facility, with Absa Capital (a division of Absa Bank Limited). Borrowings under this facility are guaranteed by Gold Fields. On August 24, 2007, R250 million was drawn down under this facility.

See “Operating and Financial Review and Prospects—Credit Facilities—R500 million Revolving Credit Facility.”

Spit-tenor Revolving Credit Facility

On May 16, 2007, GFIMSA, Orogen and Western Areas entered into a U.S.$750.0 million split-tenor revolving credit facility, or the RC Facility, with lead lenders Barclays Bank with Barclays Bank Plc and ABN Amro N.V. The RC Facility consists of a U.S.$250 million 364-day revolving tranche (Facility A) and a U.S.$500 million five-year revolving tranche (Facility B).

See “Operating and Financial Review and Prospects—Credit Facilities—Split-tenor Revolving Credit Facility.”

Sale of Essakane Project

On November 26, 2007, Gold Fields sold its 60% stake in the Essakane project to Orezone. Gold Fields received U.S.$150 million in cash and 41,666,667 common shares of Orezone having an aggregate subscription price of U.S.$50 million, which were issued to Gold Fields’ wholly-owned subsidiary Gold Fields Essakane (BVI) Limited. Following the acquisition, Gold Fields owns 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. See “Information on the Company—Gold Fields’ Mining Operations—Gold Fields’ Greenfields Exploration Projects—Essakane Joint Venture.”

Sale of Choco 10

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro. Gold Fields received U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro. See “Information on the Company—Recent Developments—Sale of Choco 10.”

R1,000,000,000 Short Term Revolving Credit Facility

On December 6, 2007, GFIMSA and Gold Fields entered into a mandate letter and term sheet with Absa Capital, a division of Absa Bank Limited, or the Mandated Lead Arranger, which sets out the terms and conditions upon which the Mandated Lead Arranger is prepared to arrange and underwrite a short term revolving credit facility of up to R1,000,000,000, or the Absa 2 Facility, for GFIMSA, Gold Fields Orogen Holding (BVI) Limited, GFL Mining Services Limited, Gold Fields Operations Limited and/or or any other subsidiary of Gold Fields Limited, or the Parent, acceptable to the Parent and the Mandated Lead Arranger, acting reasonably. Borrowings under the Absa 2 Facility will be guaranteed by Gold Fields and certain of its subsidiaries.

See “Operating and Financial Review and Prospects—Credit Facilities—R1,000,000,000 Short Term Revolving Credit Facility.”

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

In fiscal 2007, Ian D. Cockerill, Gold Fields’ Chief Executive Officer and an executive director of Gold Fields, was party to two employment agreements: one with Gold Fields Guernsey, which is now named Gold Fields Holdings Company (BVI) Limited, following its change of incorporation to the British Virgin Islands, and the other with GFL Mining Services Ltd., or GFLMSL. However, effective March 1, 2007, Mr. Cockerill's offshore employment agreement with Gold Fields Holdings Company (BVI) Limited was replaced with two new offshore contracts: one with Gold Fields Ghana Holdings Limited and one with Gold Fields Orogen Holdings BVI Limited. The employment agreement with GFLMSL remains in place. See “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment.”

In fiscal 2007, Nicholas J. Holland, Gold Fields’ Chief Financial Officer and an executive director of Gold Fields, was party to two employment agreements: one with Gold Fields Guernsey, which is now named Gold Fields Holdings Company (BVI) Limited, following its change of incorporation to the British Virgin Islands, and the other with GFLMSL. However, effective March 1, 2007, Mr. Holland's offshore employment agreement with Gold Fields Holdings Company (BVI) Limited was replaced with two new offshore contracts: one with Gold Fields Ghana Holdings Limited and one with Gold Fields Orogen Holdings BVI Limited. The employment agreement with GFLMSL remains in place. See “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment.”

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

Withholding tax on dividends

Under South African law, no withholding tax applies to, and no other tax is payable by, shareholders or ADS holders on dividends paid to non-resident shareholders or non-resident ADS holders. It should be noted that any future decision to re-impose a withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders is generally permissible under the terms of a reciprocal tax treaty entered into between South Africa and the United States, or the Treaty; provided that the Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases. South Africa imposes a corporate tax known as a secondary tax on companies, or STC, on the distribution of earnings in the form of dividends on the company declaring the dividend. STC is a recognized form of tax in terms of the double taxation convention between South Africa and the United States, but does not constitute a withholding tax on dividends. With effect from October 1, 2007, the rate of STC was reduced to 10% (previously, it was 12.5%). It is expected that STC will be abolished in 2008 and substituted with a conventional withholding tax on dividends, at a rate of 10%.

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

On February 21, 2007, the South African Department of Finance announced that both stamp duty on transfers of shares and UST would be replaced by a uniform marketable securities tax at the rate of 0.25% of the market value of the securities concerned. This replacement is expected to take place in 2008.

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

Taxation of Dividends

Distributions paid out of Gold Fields’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received with the deduction allowed to corporations. Distributions that exceed Gold

Fields’ current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will constitute ordinary dividend income. You should consult your own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from us. For purposes of determining limitations on any foreign tax credits, dividends paid by Gold Fields will generally constitute “passive income.”

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

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields’ Board of Directors. Management of financial risk is centralized at Gold Fields’ treasury department, which acts as the interface between Gold Fields’ operations and counterparty banks. The treasury department manages financial risk in accordance with the policies and procedures established by the Gold Fields Board of Directors and Executive Committee. Gold Fields’ Audit Committee has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields’ treasury department is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit-related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

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

South African Rand Instruments

On January 30, 2007, Gold Fields borrowed U.S.$550 million under a U.S.$1.8 billion credit facility entered into on November 24, 2006, or the GFIMSA Facility. On May 18, 2007, Gold Fields utilized a portion of a U.S.$750 million split-tenor revolving credit facility entered into on May 16, 2007, or the RC Facility, to refinance that borrowing. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.” Substantially all of the U.S.$550 million was used to settle the Western Areas Limited, or Western Areas, gold derivative structure. In connection with this borrowing, U.S. dollar/Rand forward cover was purchased during the third quarter of fiscal 2007 in an amount of $550.8 million for settlement August 6, 2007 at an average forward rate of Rand 7.3279. This cover was established at an average spot rate of Rand 7.1918 per $1.00. On August 6, 2007, the forward cover was extended to November 6, 2007, at a rate of Rand 7.1987 based on an average spot rate of Rand 7.1000 per $1.00. The cover was extended further on November 6, 2007 to December 6, 2007 at a rate of Rand 6.63148, based on an average spot of Rand 6.60 per $1.00. In line with the partial repayment of the RC Facility made on December 6, 2007, forward cover of U.S. $490 million was extended to March 6, 2008, at an average rate of Rand 6.9118, based on a spot rate of Rand 6.80 per $1.00.

On July 27, 2007, Gold Fields made a forward purchase of $40 million to pay future expenses at Orogen Holdings (BVI) Limited, or Orogen, a 100% owned subsidiary of Gold Fields. The forward rate to October 30,

2007 was Rand 7.1884, based on a spot rate of Rand 7.1000 per $1.00. The contract was extended for a further month on October 30, 2007 to November 30, 2007 at an average forward rate of Rand 6.5399, based on an average spot rate of Rand 6.5091. On November 30, 2007, the contract was further extended to January 31, 2008 at an average rate of Rand 7.0743, based on a spot rate of Rand 7.00.

On October 4, 2007, Gold Fields made an additional forward purchase of $50 million to hedge foreign currency exposures. The forward rate to November 21, 2007 was 6.9949, based on a spot rate of Rand 6.9474 per $1.00. The contract was extended for a further two months on November 21, 2007 to January 22, 2008 at an average forward rate of Rand 6.7899, based on an average spot rate of Rand 6.72.

Realized gains on financial instruments are disclosed in detail under the Results of Operations section, under the sub-heading “Realized (loss)/gain on financial instruments.”

Foreign Currency Contract Position

As of June 30, 2007, Gold Fields’ foreign currency contract position was as follows:

	2008	Total
$/R forward exchange contracts:
Volume ($ million)	550.8	550.8
$ per R1.00	0.1365	0.1365

Foreign Currency Sensitivity Analysis

Gold Fields’ revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the Rand results in South African operating costs increasing when translated into U.S. dollars, resulting in lower operating margins. The impact on profitability of changes in the value of the Rand against the U.S. dollar can be substantial.

A sensitivity analysis of the mark-to-market valuations of Gold Fields’ foreign currency contracts as of June 30, 2007 is set forth below.

South African Rand Instruments

	U.S.$/R(1) exchange rate as of June 30, 2007
	(R)
Sensitivity to U.S.$/R(1) exchange rates	-10.0%	-7.5%	-5.0%	Spot	(2)	+5.0%	+7.5%	+10.0%
Mark-to-market forwards ($ million)	44.19	30.43	16.66	(10.82)		(38.42)	(52.19)	(65.96)

Notes:

(1)	“+” and “-” designate the strengthening and weakening of the Rand against the U.S. dollar.

(2)	Spot rate: $0.1399 = R1.00.

	Weighted average Rand interest rate as of June 30, 2007
Sensitivity to Rand interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market forwards ($ million)	(9.89)	(10.22)	(10.55)	(10.88)		(11.21)	(11.54)	(11.87)

Note:

(1)	Spot Rand interest rate: 8.95%.

	Weighted average U.S. dollar interest rate as of June 30, 2007
Sensitivity to U.S. dollar interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market forwards ($ million)	(11.87)	(11.54)	(11.21)	(10.82)		(10.55)	(10.22)	(9.89)

Note:

(1)	Spot U.S. dollar interest rate: 5.50%.

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

Commodity Price Hedging Policy

Gold

Generally, Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. On an exceptional basis, Gold Fields may consider gold hedging arrangements in one or more of the following circumstances:

•	to protect cash flows at times of significant capital expenditure;

•	for specific debt-servicing requirements; and

•	to safeguard the viability of higher cost operations.

See “Information on the Company—Strategy—Hedging.”

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

Commodity Price Hedging Experience

Oil

On June 8, 2005 Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, purchased an Asian-style IPE Gasoil call option for one year (June 8, 2005 to May 31, 2006) at a strike price of U.S.$0.45 per liter for a total of 51.6 million liters, of which two thirds was for Gold Fields Ghana and one-third was for Abosso. The call option resulted in a premium of $1.16 million, paid upfront, at a swap price of $0.46 per liter.

On July 3, 2006, Gold Fields Ghana and Abosso purchased a one-year Asian-style IPE Gasoil call option at a strike price of U.S.$0.5716 per liter for a total of 58.8 million liters, of which 42.0 million liters is for Gold Fields Ghana and 16.8 million is for Abosso. The call option resulted in a premium of $2.5 million, paid upfront. This structure expired on June 30, 2007.

Gold

As part of the acquisition of Western Areas, Gold Fields acquired Western Areas’ gold derivative structure, which consisted of put and call options as well as deferred premium. The Western Areas Limited gold derivative structure was closed out on January 24, 2007, by purchasing 1.005 million ounces of gold, which was the net delta of the structure, at a total cost of U.S.$527.8 million, net of maturities scheduled for the end of January 2007, for settlement January 30, 2007.

Commodity Price Contract Position

Oil

As of the end of fiscal 2007, Gold Fields did not have any commodity price hedging contracts outstanding.

On June 28, 2007, after the Company closed its accounts for fiscal 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a three-month Asian-style call option in respect of 15 million liters of diesel, starting July 1, 2007 of which 70% was for Gold Fields Ghana and 30% was for Abosso. The call option resulted in a premium of $0.3 million paid upfront, at a strike of $0.5572 per liter.

On August 22, 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased another three-month Asian-style call option in respect of a further 15 million liters of diesel, starting October 1, 2007 of which 70% was for Gold Fields Ghana and 30% was for Abosso. The call option resulted in a premium of $0.4 million paid upfront, at a strike of $0.5572 per liter.

Interest Rate Sensitivity

General

As of June 30, 2007, Gold Fields’ long-term indebtedness amounted to U.S.$1,439.3 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances as in the case of the Mvelaphanda Transaction. Under the Mvela Loan, GFI Mining South Africa Limited, or GFIMSA, pays Mvela Gold interest, semi-annually and at a fixed rate of 10.56% per annum, on U.S.$591.3 million (Rand 4,139.0 million). In May 2007, GFIMSA, Orogen and Western Areas obtained the U.S.$750 RC Facility consisting of a $250 million 364-day revolving tranche (Facility A) and a U.S.$500 million five-year revolving tranche (Facility B). See “Operating and Financial Review and Prospects—Liquidity and Capital Resource—Credit Facilities—Split-tenor Revolving Credit Facility.” On May 21, 2007, Orogen drew down U.S.$168 million and Western Areas drew down U.S.$50.8 million under Facility A to refinance the $168 million drawn down under the U.S.$250 million three-year syndicated term loan originally utilized to fund the Bolivar Gold acquisition in Venezuela and U.S.$50.8 million borrowed under the GFIMSA

Facility which was originally utilized to retire part of the Western Areas gold derivative structure. On the same date, Western Areas borrowed U.S.$500 million under Facility B to refinance that portion of the GFIMSA Facility that was originally utilized to retire the remainder of the Western Areas gold derivative structure and to refinance certain existing working capital loans. At June 30, 2007, the amount outstanding under Facility A and Facility B were U.S.$218.8 million and U.S.$500 million, respectively. Loans under Facility A bear interest at LIBOR plus 25 basis points per annum while the loan under Facility B bears interest at LIBOR plus 30 basis points per annum. As of June 30, 2007, Gold Fields La Cima S.A. had drawn down U.S.$127 million under the U.S.$150 million project finance facility entered into on November 14, 2006. The loan bears interest at LIBOR plus a margin of 0.45% per annum up to the financial completion date as defined in the agreement. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”

Interest Rate Hedging Experience

In connection with the Mvela Loan, GFIMSA entered into two interest rate swaps. These swaps were closed out on June 30, 2005 so that Gold Fields currently pays interest on the Mvela Loan at the fixed rate set forth above. Gold Fields realized mark-to-market gain on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $0.8 million was accounted for in fiscal 2005, $9.2 million was recognized in fiscal 2006, $8.2 million was recognized in fiscal 2007 and the balance of $18.0 million will be accounted for in fiscal 2008 to fiscal 2009. Of the $14.8 million in interest rate credits, $12.9 million was accounted for in fiscal 2005 and the balance of $1.9 million was accounted for in fiscal 2004.

Interest Rate Sensitivity Analysis

The portion of Gold Fields interest bearing debt that is exposed to interest rate fluctuations is $848.3 million. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period. The remainder of the debt is either short term (less than 3 months total tenor) or bears interest at a fixed rate. The relevant interest rates for each facility are described above. The following table indicates the change to finance expense had U.S. dollar interest rates differed as indicated.

	Change in interest expense for U.S. dollar interest rate changes as of June 30, 2007
Sensitivity to U.S. dollar interest rates	(1.5)%	(1.0)%	(0.5)%	+0.5%	+1.0%	+1.5%
Change in finance expense ($ million)	(12.65)	(8.43)	(4.22)	4.22	8.43	12.65

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2007, Gold Fields’ disclosure controls and procedures were effective.

(b)	Management’s Report on Internal Control over Financial Reporting:

Gold Fields’ management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of June 30, 2007. In making this assessment, Gold Fields’ management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Gold Fields’ management concluded that, as of June 30, 2007, its internal control over financial reporting is effective based upon those criteria.

Gold Field’s management has excluded GFI Joint Venture Holdings (Pty) Limited (formerly Barrick Gold South Africa (Pty) Limited) and Gold Fields Operations Limited (formerly Western Areas Limited) from its assessment of internal control over financial reporting as of June 30, 2007 because they were acquired by Gold Fields in a purchase business combination during the year ended June 30, 2007.

PricewaterhouseCoopers Inc, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the effectiveness of Gold Fields’ internal control over financial reporting as of June 30, 2007.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of PricewaterhouseCoopers Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2007 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Gold Fields’ Audit Committee does not have an “audit committee financial expert,” as defined in the rules promulgated by the Securities and Exchange Commission. Although a person with such qualifications does not serve on the Audit Committee, the Board of Directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields’ management and auditors, the quality of Gold Fields’ disclosure controls, the preparation and evaluation of Gold Fields’ financial statements and Gold Fields’ financial reporting. Gold Fields’ Board of Directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. For biographical information on each member of the Audit Committee, see “Directors, Senior Management and Employees—Non-executive Directors.”

ITEM 16B: CODE OF ETHICS

Gold Fields has adopted a Company Code of Ethics, or the Code, which applies to all directors and employees, the text of which can be accessed on Gold Fields’ website at www.goldfields.co.za. The Code was revised in fiscal 2007 and the revisions were implemented in September 2007. The revised Code updates the disclosure requirements and allocates responsibility for managing the Code to different levels of management.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Inc., or PwC, has served as Gold Fields’ principal accountant for the fiscal years ended June 30, 2006 and 2007. Set forth below are the fees for audit and other services rendered by PwC for the fiscal years ended June 30, 2006 and 2007.

	Year ended June 30, 2006	Year ended June 30, 2007
	(R millions)
Audit fees	9.1	19.3
Audit-related fees	3.6	0.7
Tax fees	0.4	1.5
All other fees	0.7	0.7

Total	13.8	22.2

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS

Gold Fields did not make purchases of its equity securities during fiscal 2007 or to date in fiscal 2008.

PART III

ITEM 17: FINANCIAL STATEMENTS

Gold Fields has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1(†)	Memorandum of Association of Gold Fields

1.2(†)	Articles of Association of Gold Fields

1.3	Amended Articles of Association of Gold Fields

2.1(†)	Memorandum of Association of Gold Fields (included in Exhibit 1.1)

2.2(†)	Articles of Association of Gold Fields (included in Exhibit 1.2)

2.3(††)	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002

2.4(††)	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5(†)	Excerpts of relevant provisions of the South African Companies Act

2.6(†)	Excerpts of relevant provisions of the JSE Limited listing requirements

2.7	Amended Articles of Association of Gold Fields (included in Exhibit 1.3)

4.1(†)	The GF Non-Executive Director Share Plan, adopted October 31, 2001

4.2(†)	The GF Management Incentive Scheme, adopted November 10, 1999

4.3(††††)	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

4.4(††††)	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001

4.5(††††)	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001

4.6(††††)	Exploration Incentive Plan, adopted on May 25, 1999, as amended on August 22, 2000

4.7(††††)	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004

4.8(††††)	Service Agreement between Ian D. Cockerill and GFL Mining Services Ltd., effective March 1, 2004

4.9(††††)	Service Agreement between Nicholas J. Holland and GFL Mining Services Ltd., effective March 1, 2004

4.10(††††)	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004

4.11(††††)	Memorandum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated September 18, 2003

4.12(††††)	First Addendum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated January 27, 2004

4.13(†††)	Purchase Agreement between Outokumpu Nickel B.V., Outokumpu Mining Oy, Gold Fields Exploration B.V. and Gold Fields Finland Oy, dated September 4, 2003

No.	Exhibit
4.14(†††)	Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated July 25, 2003

4.15(††††)	Addendum Number 1 to the Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated February 12, 2004

4.16(†††)	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003

4.17(†††)	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003

4.18(†††)	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Proprietary Limited and Gold Fields Guernsey Limited, dated December 11, 2003

4.19(††††)	Addendum to GFI-SA Loan Agreement among Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey Limited and GFI-SA, dated February 13, 2004

4.20(††††)	PIC Put Option Agreement between Public Investment Corporation, GFL Mining Services Limited and Gold Fields Limited, dated February 13, 2004

4.21(††††)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated November 17, 2004

4.22(††††)	Second Addendum to GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited (acting through its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated November 17, 2004

4.23(†††††)	The Gold Fields Limited and Bolivar Gold Corporation Arrangement Agreement, dated December 1, 2005

4.24(†††††)	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005

4.25(†††††)	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005

4.26(††††††)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated July 17, 2006

4.27(††††††)	Acquisition and Framework Agreement between North American Palladium Limited, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy, dated March 24, 2006, as amended on May 12, 2006

4.28(††††††)	Service Agreement between Gold Fields Arctic Platinum Oy, North American Palladium Limited and North American Palladium Arctic Services Oy, dated March 24, 2006

4.29(††††††)	U.S.$250,000,000 Facility Agreement between Orogen Holding (BVI) Limited, Gold Fields Limited, GFI Mining South Africa (Proprietary) Limited, Gold Fields Holdings Company (BVI) Limited, Barclays Capital, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated March 3, 2006

4.30(††††††)	Share Purchase Agreement between PDG Aureate Limited, Barrick Gold Corporation and Gold Fields Limited, dated September 11, 2006

No.	Exhibit
4.31(††††††)	Agreement between Gold Fields Limited, JCI Limited, JCI Investment Finance (Proprietary) Limited and JCI Gold Limited, dated September 11, 2006

4.32(††††††)	U.S.$150,000,000 Facility Agreement between Gold Fields La Cima S.A., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and Financial Institutions (as defined in the Facility), dated November 14, 2006

4.33(††††††)	U.S.$1,800,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, The Subsidiaries (as defined in the Facility), Citibank, N.A. London Branch, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated November 24, 2006

4.34	Third Addendum to GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited (acting through its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Holdings Company (BVI) Limited, dated August 24, 2007

4.35	Agreement between Mvela Holdings (Proprietary Limited), Mvelaphanda Resources Limited, The Phalali Investment Trust, Newshelf 848 (Proprietary) Limited, Newshelf 849 (Proprietary) Limited, P L Zim and Afripalm Resources (Proprietary) Limited, dated March 30, 2007

4.36	Agreement between Mvela Holdings (Proprietary Limited), Mvelaphanda Resources Limited, The Phalali Investment Trust, Newshelf 848 (Proprietary) Limited, Newshelf 849 (Proprietary) Limited, P L Zim and Afripalm Resources (Proprietary) Limited, dated April 26, 2007

4.37	U.S.$750,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, Gold Fields Orogen Holding (BVI) Limited, Western Areas Limited, ABN AMRO Bank N.V., Barclays Capital and Barclays Bank plc, dated May 16, 2007

4.38	Rand 500,000,000 Facility Agreement between Absa Capital (a division of Absa Bank Limited) and GFI Mining South Africa (Proprietary) Limited, dated August 21, 2007

4.39	Combination Agreement between Rusoro Mining Ltd. and Gold Fields Netherlands B.V., dated October 11, 2007 and effective October 12, 2007

4.40	Share Purchase Agreement between Gold Fields Orogen Holding (BVI) Limited, Gold Fields Essakane (BVI) Limited, Orezone Essakane (BVI) Limited and Orezone Resources Inc., dated October 10, 2007 and effective October 11, 2007

4.41	Agreement between Ian D. Cockerill and GFL Mining Services Limited, dated September 7, 2007 and effective March 1, 2007

4.42	Agreement between Nicholas J. Holland and GFL Mining Services Limited, dated September 7, 2007 and effective March 1, 2007

4.43	Agreement between Ian D. Cockerill and Gold Fields Ghana Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007

4.44	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007

4.45	Agreement between Ian D. Cockerill and Gold Fields Orogen Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007

4.46	Agreement between Nicholas J. Holland and Gold Fields Orogen Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007

No.	Exhibit
8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

(†)	Incorporated by reference to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

(††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002.

(†††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

(††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004.

(†††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005.

(††††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ NICHOLAS J. HOLLAND
Name:	Nicholas J. Holland
Title:	Chief Financial Officer

Date: December 7, 2007

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Gold Fields Limited and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit for the year ended June 30, 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in note 2(d)(i) to the consolidated financial statements, the Company changed its method of accounting for underground development costs during the production phase of a mine during the year ended June 30, 2007, and its method of accounting for share-based compensation during the year ended June 30, 2006.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded GFI Joint Venture Holdings (Pty) Limited (formerly Barrick Gold South Africa (Pty) Limited) and Gold Fields Operations Limited (formerly Western Areas Limited) from its assessment of internal control over financial reporting as of June 30, 2007 because they were acquired by the Company in a purchase business combination during the year ended June 30, 2007. We have also excluded GFI Joint Venture Holdings (Pty) Limited and Gold Fields Operations Limited from our audit of internal control over financial reporting. GFI Joint Venture Holdings (Pty) Limited and Gold Fields Operations Limited are wholly-owned subsidiaries of the Company whose total assets and total revenues represent $3,200.3 million and $107.9 million respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2007.

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

December 7, 2007

Gold Fields Limited

Consolidated Statements of Operations

For the years ended June 30,

($ in millions unless otherwise noted)

	2007	2006	2005
		As adjusted (see notes 2(d)(i) and 3(a)	As adjusted (see notes 2(d)(i) and 3(a)
	$’m	$’m	$’m
REVENUES
Product sales	2,735.2	2,282.0	1,893.1

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,707.7	1,499.9	1,372.4
Depreciation and amortization	388.2	353.3	366.4
Corporate expenditure	38.4	21.9	22.5
Employment termination costs	4.9	9.1	13.7
Exploration expenditure	47.4	39.3	46.0
Impairment of assets	—	—	233.1
Impairment of critical spares	—	—	2.8
Profit on disposal of property, plant and equipment	(7.4)	(3.7)	(0.8)
Profit on disposal of exploration rights	—	—	(7.5)
Increase/(decrease) in provision for post-retirement health care costs	1.3	(0.5)	(4.2)
Accretion expense on environmental rehabilitation	6.4	8.6	11.5
Share-based compensation	12.5	11.5	2.1
Harmony hostile bid costs	—	—	50.8
IAMGold transaction costs	—	—	9.3

	2,199.4	1,939.4	2,118.1

OTHER (EXPENSES)/INCOME
Interest and dividends	26.8	26.8	29.2
Finance expense	(95.2)	(55.6)	(54.9)
Unrealized gain on financial instruments	15.4	14.6	4.9
Realized (loss)/gain on financial instruments	(10.7)	(9.1)	2.1
Realized loss on foreign exchange	(15.1)	—	—
Profit on disposal of listed investments	26.8	6.3	8.1
Write-down of investments	—	—	(7.7)
Other expenses	(2.2)	(16.5)	(4.3)

	(54.2)	(33.5)	(22.6)

INCOME/(LOSS) BEFORE TAX, SHARE OF EQUITY INVESTEES’ INCOME/(LOSSES) AND MINORITY INTERESTS	481.6	309.1	(247.6)
Income and mining tax (expense)/benefit	(209.3)	(110.6)	85.8

INCOME/(LOSS) BEFORE SHARE OF EQUITY INVESTEES’ INCOME/(LOSSES) AND MINORITY INTERESTS	272.3	198.5	(161.8)
Share of equity investees’ income/(losses)	0.3	(7.0)	(0.8)
Minority interests	(26.5)	(29.8)	(20.6)

NET INCOME/(LOSS)	246.1	161.7	(183.2)

BASIC EARNINGS/(LOSS) PER SHARE ($)	0.44	0.33	(0.37)
DILUTED EARNINGS/(LOSS) PER SHARE ($)	0.44	0.33	(0.37)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS/(LOSS) PER SHARE	558,259,686	492,922,941	491,987,508
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF DILUTED EARNINGS/(LOSS) PER SHARE	562,207,148	496,240,970	493,690,893
DIVIDEND PER SHARE ($)	0.28	0.13	0.11

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

As of June 30,

($ in millions unless otherwise noted)

	2007	2006
		As adjusted (see notes 2(d)(i) and 3(a)
	$’m	$’m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	326.4	217.7
Current portion of financial instruments	—	30.4
Receivables	295.3	148.7
Inventories	144.9	111.3
Materials contained in heap leach pads	58.1	47.7

Total current assets	824.7	555.8

Property, plant and equipment, net	5,576.8	3,172.1
Goodwill	1,222.7	—
Non-current investments	401.8	371.8

TOTAL ASSETS	8,026.0	4,099.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and provisions	474.4	299.8
Interest payable	34.7	29.8
Income and mining taxes payable	72.2	46.8
Bank overdraft	3.3	—
Current portion of long-term loans	227.5	0.3

Total current liabilities	812.1	376.7
Long-term loans	1,211.8	737.9
Deferred income and mining taxes	877.1	781.8
Provision for environmental rehabilitation	197.2	146.4
Provision for post-retirement health care costs	9.5	7.4

Total liabilities	3,107.7	2,050.2

COMMITMENTS AND CONTINGENCIES—see notes 20 and 21
Minority interests’	127.1	125.1
SHAREHOLDERS’ EQUITY
Share capital—1,000,000,000 (2006: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued—652,158,066 (2006: 494,824,723)	54.8	43.9
Additional paid-in capital	4,459.8	1,827.6
Retained earnings	211.8	123.9
Accumulated other comprehensive income/(loss)	64.8	(71.0)

Total shareholders’ equity	4,791.2	1,924.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,026.0	4,099.7

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended June 30,

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Total
		$’m	$’m	$’m	$’m	$’m
BALANCE—JULY 1, 2004 as previously reported	491,492,520	43.6	1,792.3	211.6	(30.4)	2,017.1
Effect of change in accounting principle – capitalization of development costs (see note 2(d)(i))	—	—	—	64.3	—	64.3
Acquisition of Western Areas Limited (see note 3(a))	—	—	—	(14.2)	(4.0)	(18.2)

BALANCE—JULY 1, 2004 as adjusted	491,492,520	43.6	1,792.3	261.7	(34.4)	2,063.2

Net loss	—	—	—	(183.2)	—	(183.2)
Dividends declared	—	—	—	(54.5)	—	(54.5)
Share compensation cost	—	—	2.1	—	—	2.1
Exercise of employee share options	801,706	0.1	3.5	—	—	3.6
Write-down investments	—	—	—	—	7.7	7.7
Mark-to-market of listed investments	—	—	—	—	13.5	13.5
Realized loss on disposal of listed investments	—	—	—	—	1.5	1.5
Foreign exchange translation	—	—	—	—	4.4	4.4

BALANCE—JUNE 30, 2005	492,294,226	43.7	1,797.9	24.0	(7.3)	1,858.3
Net income	—	—	—	161.7	—	161.7
Dividends declared	—	—	—	(61.8)	—	(61.8)
Share compensation cost	—	—	11.5	—	—	11.5
Shares repurchased and cancelled	(1,000,000)	(0.1)	(11.6)	—	—	(11.7)
Exercise of employee share options	3,530,497	0.3	29.8	—	—	30.1
Mark-to-market of listed investments	—	—	—	—	52.0	52.0
Realized gain on disposal of listed investments	—	—	—	—	(0.5)	(0.5)
Foreign exchange translation	—	—	—	—	(115.2)	(115.2)

BALANCE—JUNE 30, 2006	494,824,723	43.9	1,827.6	123.9	(71.0)	1,924.4
Net income	—	—	—	246.1	—	246.1
Dividends declared	—	—	—	(158.2)	—	(158.2)
Share compensation cost	—	—	12.5	—	—	12.5
Share issued in connection with capital raising	90,850,000	6.3	1,421.1	—	—	1,427.4
Share issued in connection with the acquisition of subsidiaries	65,098,754	4.5	1,213.3	—	—	1,217.8
Transaction costs relating to issue of shares	—	—	(25.4)	—	—	(25.4)
Exercise of employee share options	1,384,589	0.1	10.7	—	—	10.8
Mark-to-market of listed investments	—	—	—	—	52.1	52.1
Realized gain on disposal of listed investments	—	—	—	—	(23.5)	(23.5)
Foreign exchange translation	—	—	—	—	107.2	107.2

BALANCE—JUNE 30, 2007	652,158,066	54.8	4,459.8	211.8	64.8	4,791.2

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

For the years ended June 30,

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive income/(loss) for the periods presented:

	Mark-to- market of listed investments	Foreign exchange translation	Accumulated other comprehensive income
	$’m	$’m	$’m
BALANCE—JULY 1, 2004—as previously reported	0.4	(30.8)	(30.4)
Acquisition of Western Areas Limited (see note 3(a))	(4.0)	—	(4.0)

BALANCE—JULY 1, 2004—as adjusted	(3.6)	(30.8)	(34.4)
Write down of investments	7.7	—	7.7
Mark-to-market of listed investments	13.5	—	13.5
Realized loss on disposal of listed investments	1.5	—	1.5
Foreign exchange translation	—	4.4	4.4

BALANCE—JUNE 30, 2005	19.1	(26.4)	(7.3)
Mark-to-market of listed investments	52.0	—	52.0
Realized gain on disposal of listed investments	(0.5)	—	(0.5)
Foreign exchange translation	—	(115.2)	(115.2)

BALANCE—JUNE 30, 2006	70.6	(141.6)	(71.0)
Mark-to-market of listed investments	52.1	—	52.1
Realized gain on disposal of listed investments	(23.5)	—	(23.5)
Foreign exchange translation	—	107.2	107.2

BALANCE—JUNE 30, 2007	99.2	(34.4)	64.8

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Cash Flows

For the years ended June 30,

($ in millions unless otherwise noted)

	2007	2006	2005
		As adjusted (see notes 2(d)(i) and 3(a)	As adjusted (see notes 2(d)(i) and 3(a)
	$’m	$’m	$’m
CASH FLOWS FROM OPERATIONS
Net income/(loss)	246.1	161.7	(183.2)
Reconciled to net cash provided by operations:
Minority interests	26.5	29.8	20.6
Share of equity investees’ (income)/losses	(0.3)	7.0	0.8
Income and mining tax expense/(benefit)	209.3	110.6	(85.8)
Impairment of assets	—	—	233.1
Profit on disposal of listed investments	(26.8)	(6.3)	(8.1)
Depreciation and amortization	388.2	353.3	366.4
Write-down of investments	—	—	7.7
Impairment of critical spares	—	—	2.8
Profit on disposal of exploration rights	—	—	(7.5)
Profit on disposal of property, plant and equipment	(7.4)	(3.7)	(0.8)
Share-based compensation	12.5	11.5	2.1
Unrealized gains on financial instruments	(15.4)	(14.6)	(4.9)
Increase in provision for environmental rehabilitation	6.4	8.6	11.5
Increase/(decrease) in provision for post-retirement health care costs	1.3	(0.5)	(4.2)
Payment against post-retirement health care provision	(0.3)	(0.3)	(5.3)
Other	(2.8)	7.9	(9.0)
Changes in operating assets and liabilities:
Receivables	176.8	(60.6)	30.7
Inventories and heap leach pads	(31.1)	(24.1)	(26.5)
Settlement of Western Areas derivative structure	(534.6)	—	—
Accounts payable and provisions	(143.9)	61.6	8.2
Income and mining taxes paid	(99.3)	(54.8)	(38.4)

NET CASH PROVIDED BY OPERATIONS	205.2	587.1	310.2

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(797.0)	(377.1)	(446.0)
Proceeds on disposal of property, plant and equipment	8.8	6.3	10.2
Purchase of listed investments	(68.1)	(163.5)	(30.4)
Proceeds on sale of listed investments	45.3	2.8	18.6
Proceeds on disposal of exploration rights	—	—	7.5
Acquisition of subsidiaries, net of cash acquired	(1,240.9)	(415.6)	—
Investment in environmental trust fund	(14.6)	(11.0)	(6.5)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(2,066.5)	(958.1)	(446.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	2,637.5	158.0	2.7
Long and short-term loans repaid	(1,950.5)	—	—
Utilization of bank overdraft	3.3	—	—
(Decrease)/increase in minority funding	(11.5)	(23.0)	17.9
Proceeds on close out of swap	—	—	36.2
Dividends paid to Company shareholders	(158.2)	(61.8)	(54.5)
Dividends paid to minority shareholders	(1.5)	(13.0)	(17.3)
Ordinary shares repurchased and cancelled	—	(11.7)	—
Ordinary shares issued	1,412.8	30.1	3.6

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	1,931.9	78.6	(11.4)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	38.1	6.4	(4.8)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	108.7	(286.0)	(152.6)

CASH AND CASH EQUIVALENTS—JULY 1	217.7	503.7	656.3

CASH AND CASH EQUIVALENTS—JUNE 30	326.4	217.7	503.7

The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of certain listed investments. See notes 3 and 12.

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

For the years ended June 30,

($ in millions unless otherwise noted)

		As adjusted	As adjusted
	2007	2006	2005
	$’m	$’m	$’m
Net income/(loss)	246.1	161.7	(183.2)
Other comprehensive income/(loss)
Write down of investments	—	—	7.7
Mark-to market adjustment of listed investments held	52.1	52.0	13.5
Realized (gain)/loss on disposal of listed investments	(23.5)	(0.5)	1.5
Foreign currency translation adjustment	107.2	(115.2)	4.4

Other comprehensive income/(loss)	135.8	(63.7)	27.1

Comprehensive income/(loss)	381.9	98.0	(156.1)

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

1	GENERAL

Gold Fields Limited (formerly Driefontein Consolidated Limited (“Driefontein”), the “Company” or the “Group”) was originally incorporated in South Africa and listed on the JSE Securities Exchange S.A. (“JSE”) during 1968 as East Driefontein Gold Mining Company Limited. Following a merger with West Driefontein Gold Mining Company Limited, it was renamed Driefontein on June 15, 1981. On May 10, 1999, Driefontein completed a business combination with another South African company listed on the JSE, Gold Fields Limited (“Old Gold Fields”). Old Gold Fields evolved through a series of transactions in 1998, whereby it acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included publicly traded gold mining companies, mineral rights and service agreements. Driefontein, the surviving entity, was renamed Gold Fields Limited, and Old Gold Fields was renamed GFL Mining Services Limited, effective from that date. The Group is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Group’s principal product, is currently produced in South Africa, Ghana, Australia and in Venezuela from financial year ended June 30, 2006 and sold in South Africa (primarily to the Rand Refinery) and internationally.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles (“US GAAP”) requires the Group’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

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

The following are accounting policies used by the Group which, except as described in note 2 (p) (iii) below, have been consistently applied for all periods presented:

(b)

CONSOLIDATION: The Group’s financial statements include the financial statements of the Group, and its subsidiaries, and its investments in associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated from the date that the Company was deemed to have become the primary beneficiary. The results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

statements as from the effective dates of disposal. Investments in companies, which the Company does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for by the equity method.

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

At the Group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop the property are capitalized as incurred until saleable minerals are extracted from the mine and are amortized using the units-of-production method over the estimated life of the ore body based on estimated recoverable ounces or pounds mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. Subsequent mine development costs are treated as variable production costs.

Previously, at the Group’s underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs. During the year ended June 30, 2007, the Group changed its accounting principle to capitalize all underground development costs to access specific ore blocks or other areas of the mine where such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Under this revised accounting principle, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At the Group’s underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

The Group believes that the newly adopted principle is preferable because: (i) it aligns its accounting principle with those of its global gold mining company industry peers; (ii) allows for a more direct link between revenue and associated expenditures; (iii) each block of ore can be described as a commencement of a new area of operations, separate and distinct from other existing operations—with the choice to mine based on an approved life-of-mine plan for that particular block of ore; and (iv) the additional costs capitalized under the revised accounting principle meet the definition of an asset.

The change in accounting for underground development costs has been applied retrospectively and the comparative statements for the years ended June 30, 2006 and 2005 have been restated. The effect of the change on the years ended June 30, 2006 and 2005 is set out below. Opening accumulated retained earnings at July 1, 2004 have been increased by $64.3 million (net of deferred tax of $42.8 million), which is the adjustment relating to periods prior to and including period ended June 30, 2004.

	Year ended June 30,
	2006	2005
	($ millions, except per share amounts)
Decrease in production costs (exclusive of depreciation and amortization)	$121.8	$128.3
Increase in depreciation and amortization	(84.2)	(91.9)

Effect on production costs (inclusive of depreciation and amortization)	37.6	36.4
Effect on deferred income tax expense	(13.3)	(14.5)

Effect on net (loss)/income	$24.3	$21.9

Effect on per share amounts:
Basic (loss) earnings per share	0.05	0.04

Fully diluted (loss) earnings per share	0.05	0.04

	June 30,
	2006	2005
	($ millions)
Effect on property, plant and equipment, net	153.7	134.5

Effect on deferred income taxes	59.9	53.8

Under the Group’s revised method of accounting for underground development costs, the costs incurred to access specific ore blocks or areas of the mine, which only provide an economic benefit over the period during which that ore block or area is being mined, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. Capitalized costs that provide an economic benefit over the entire mine life, such as the initial primary shaft in an underground complex, will continue to be attributed to earnings using the

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use are capitalized to the date on which the assets are substantially completed and ready for their intended use.

(ii)	LAND: Land is shown at cost and is not depreciated.

(iii)	MINERAL INTERESTS: Mineral interests represent mineral and surface use rights for parcels of land owned by the Group. Mineral interests and other tangible assets include acquired mineral use rights in production, development and exploration stage properties. The amount capitalized related to mineral interests represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Production stage mineral interests represents mineral interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits, measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfield exploration potential that is not associated with any other production, development or exploration stage property as described above. The Group’s mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of a use right changes from an exploration right to mining right upon the establishment of proven and probable reserves. The Group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

(iv)	AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the life of mine using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. At the Group’s South African operations, its amortization and depreciation calculations are generally based on the Group’s most recent life-of-mine plan and annual above-infrastructure reserve declarations as approved by the Company’s Board. However, if management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its amortization and depreciation calculations and then subsequently notify the Company’s Board. A similar approach is followed at the Group’s operations in Ghana, due to the longer-life of the primary orebody. At the Group’s other international operations, such as Australia, the Group’s amortization and depreciation calculations are updated on a more regular basis during the year for all known changes in proven and probable reserves. The nature and life-span of the orebody, and the on-going information gathered in connection with the orebody, facilitates these more frequent updates.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(v)	AMORTIZATION OF MINERAL INTERESTS: Mineral interests associated with production stage mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

(vi)	DEPRECIATION OF NON-MINING ASSETS: Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

Vehicles	—	20.0%
Computers	—	33.3%
Furniture and Equipment	—	10.0%

(vii)	MINING EXPLORATION: Expenditure on exploration activities is expensed as incurred. Such expenditure includes the costs incurred for purposes of upgrading resources from one category to another or for purposes of upgrading resources to proven and probable reserves, even when in close proximity to the Company’s development and production stage properties. When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as mine development costs.

(viii)	IMPAIRMENT: The Group reviews and tests the carrying amounts of long-lived assets, which include development costs, when events or changes in circumstances suggest that the carrying amount may not be recoverable. For impairment purposes, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level at which such cash flows are generated are generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

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

The Group records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Group estimates fair value by discounting the expected future cash flows using a discount factor that reflects the market-related rate of interest for a term consistent with the period of expected cash flows.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The current portion of leach pad inventories is determined based on engineering estimates of the quantities of gold at the balance sheet date that are expected to be recovered during the next twelve months.

(h)	INVENTORIES: Inventories are valued at the lower of cost or net realizable value. The Group’s inventories comprise consumable stores, gold-in-process, gold bullion, ore stockpiles and mineral rights and are accounted for as follows:

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

Mineral rights: Mineral rights not linked to any specific operation are valued at the lower of cost and net realizable value.

(i)	FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, investments, receivables, derivative financial instruments, accounts payable and accrued liabilities. The particular recognition method for each financial instrument item is disclosed in its respective significant accounting principle description.

(j)	HEDGING: The Group accounts for its hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS No. 133”), as amended by Statements of Financial Accounting Standards 137, 138 and 149.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

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

(k)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

(l)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

(m)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(n)	REHABILITATION COSTS: SFAS No. 143, Accounting for asset retirement obligations (“SFAS No. 143”) applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Group records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Group correspondingly capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased (accretion) to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Group will record a gain or loss if the actual cost incurred differs from the liability recorded.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(o)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(p)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: The Group operates a defined benefit pension plan and defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Group.

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

(iii)

SHARE-BASED COMPENSATION PLANS: On July 1, 2005, the Group adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (“FAS 123(R)”). Prior to July 1, 2005, The Group had elected to follow Accounting Policies Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB No. 25”) and its related interpretations in accounting for its share option schemes. Under APB No. 25, because the exercise price of the Group’s and subsidiary’s employee stock options equaled the market price of the underlying share on the date of the grant, no compensation expense was recognized in the Group’s financial statements, other than on occasions where the terms of share option vesting schedules are modified or accelerated. In particular, during the year ended June 30, 2005, as a result of the inability by participants to exercise their share options during the period of the attempted

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Harmony hostile takeover bid, the Group extended the exercise period of allocation options for certain employees whose options would otherwise have expired by June 25, 2005. The Group accounted for the modification under the intrinsic value method with a new measurement date and, since the options were fully vested on the modification date, recorded the incremental compensation cost of $2.1 million as an expense.

The Group adopted FAS 123(R) using the modified prospective transition method. Under this method, compensation costs recognized for the fiscal years ended June 30, 2007 and 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). The results for prior periods have not been restated.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”. This information is required to be determined as if the Group had accounted for its employee stock options granted subsequent to December 31, 1995 under the fair value method of that statement. The fair value of the options granted during 2005 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

2005
Expected life (in years)	3.0 – 6.0
Risk free interest rate	8.4%
Volatility	35.0%
Dividend yield	1.5%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and estimated forfeitures. The weighted average estimated fair value of employee stock options granted during fiscal 2005 under the employee share option scheme was R25.66 per share, respectively.

For purposes of pro forma disclosure, the estimated fair value of the options is recognized as an expense over the options’ vesting period. The Group’s pro forma information follows (millions except for per share information):

2005 As adjusted (see notes 2(d)(i) and 3(a)
$’m
(Loss)/income	(183.2)
Add back: Share-based compensation expense under APB No. 25	2.1
Less: Share-based compensation expense under SFAS No. 123	(15.4)

Pro forma (loss)/income	(196.5)

Pro forma basic (loss)/earnings per share ($)	(0.40)
Pro forma fully diluted (loss)/earnings per share ($)	(0.40)

The impact on pro forma net (loss)/income, pro forma basic (loss)/earnings per share and pro forma fully diluted (loss)/earnings per share in the table above which shows the effect of

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

recognizing share-based compensation expense using the fair value method rather than the intrinsic method, may not be indicative of the effect in future years. The Group continues to grant share options to certain employees. This policy may or may not continue.

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

In May 2007, the FASB issued FSP No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”). This Staff Position clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 specifically addresses the interaction between reviews and examinations by the taxing authority and settlement of uncertain tax positions. The provisions of FIN 48 and FSP FIN 48-1 are effective beginning July 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48 and FSP FIN 48-1 on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”). The interpretations in SAB 108 express the staff’s views regarding the process of quantifying financial statement misstatements. The Staff believes registrants must consider the impact of correcting all misstatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in current year financial statements. Thus, a registrant’s financial statements would require adjustment when the

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

assessment in the current year or in prior years’ results in qualifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. The adoption of SAB 108 on July 1, 2006 did not have an impact on the Group’s financial position and results of operations.

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

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FAS 115” (“SFAS No. 159” or “Fair Value Option”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Application of the provisions of the Fair Value Option is optional and the provisions can be elected on an instrument by instrument basis. If the Group elects to utilize the provisions of this Statement, it may do so beginning on July 1, 2008. The Group is currently evaluating the impact of SFAS No. 159 on its financial position and results of operations.

3	ACQUISITION OF BUSINESSES

(a) Acquisition of South Deep

On September 11, 2006, the Company announced that it had reached an agreement with Barrick Gold Corporation Limited (“Barrick”) to acquire the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited (“BGSA”), which held a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which BGSA, and Western Areas Limited (“WAL”) each held an interest of 50%. The Barrick Gold—Western Areas Joint Venture owned the developing South Deep gold mine (“South Deep”) adjacent to the Group’s Kloof gold mine, located in the Witwatersrand basin near Johannesburg. The Company acquired 100% of the issued share capital of BGSA on December 1, 2006 and, since the acquisition of the interest in BGSA also provided the Group with control over South Deep, it was consolidated from that date. On December 1, 2006, the Group already owned 40.9% in WAL shares, which increased to 73% on December 8, 2007 (see below). The interest in WAL that the Group did not already own, was accounted for as a minority interest.

On October 30, 2006, the Company commenced an offer to acquire the entire issued share capital of WAL it did not already own by offering 35 Gold Fields ordinary shares for every 100 WAL shares (the “Offer”). WAL’s principal asset was its 50% interest in South Deep. Pursuant to the Offer and the subsequent compulsory acquisition of WAL shares, the Company issued a total of 33,461,565 Gold Fields’ Ordinary Shares to WAL shareholders. In support of the Offer, and pursuant to an agreement between the Company and JCI Limited (“JCI”), and certain subsidiaries of JCI, the Company, on November 16, 2006, acquired 27 million WAL shares from one of the subsidiaries of JCI in exchange for the issue to JCI of 9,450,000 Gold Fields shares. In addition, pursuant to the agreement, Gold Fields, on November 28, 2006, exercised call options in respect of a further 9.96 million Western Areas shares held by the JCI subsidiaries.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

As a result of these transactions and the Offer, Gold Fields acquired 100% of WAL and the South Deep mine.

2007
$’m
Purchase consideration
- Gold Fields shares issued to Barrick (1)	324.0
- cash paid to Barrick	801.8
- insurance claim refund due to Barrick	24.2
- Gold Fields shares issued to WAL shareholders (2)	893.8
- direct cost relating to the acquisition	10.7

Purchase consideration excluding shares in WAL prior to obtaining control	2,054.5
Shares held in WAL prior to obtaining control(3)	133.8

Total purchase consideration	2,188.3

(1)

The measurement of the share component of the BGSA purchase consideration represents the average market price for the two days prior to and the closing date as specified by the sales agreement with Barrick.

(2)

The measurement of the share component of the WAL purchase consideration represents the average closing price for the two days prior to and two days after the public announcement on September 11, 2006 representing the general offer to WAL shareholders.

(3)

The Group’s prior years’ financial statements accounted for the investment in WAL as an available-for-sale investment, and did not carry the investment in WAL using the equity method. Accordingly, the financial statements have been retroactively adjusted to account for the Group’s equity in earnings/(losses) of WAL on a step-by-step basis. This has resulted in an adjustment to opening retained earnings and accumulated other comprehensive loss on July 1, 2004 of $14.2 million and $4.0 million respectively. These adjustments represent the Group’s equity losses of WAL prior to July 1, 2004 and the reversal of fair value adjustment of the available-for-sale investment in WAL.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In accordance with the purchase method of accounting, the purchase cost of WAL and BGSA was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. The estimated fair values were based on a combination of independent appraisals and internal estimates, with the excess of purchase cost over the net identifiable tangible and intangible assets acquired allocated to goodwill as follows:

2007
$’m
The fair values of the assets and liabilities acquired are:
Property, plant and equipment	1,867.7
Non-current asset—Rehabilitation Trust Fund	4.6
Inventory	4.6
Trade and other receivables	284.8
Deferred taxation assets ($414.1 million less valuation allowance of $44.1 million)	370.0
Cash and cash equivalents	3.5
Trade and other payables	(782.6)
Deferred taxation liabilities	(370.0)
Long-term loans	(406.8)
Long-term provisions	(6.8)

Fair value of the assets and liabilities assumed	969.0
Goodwill	1,219.3

Total purchase consideration	2,188.3

Prior to the acquisition of the South Deep mine by the Group, both BGSA and WAL reported cumulative losses in excess of three years. This has resulted in the Group recognizing a valuation allowance in respect of the approximately $44.1 million in net deferred tax assets (arising on taxable losses and deductable capital expenditure carry-forwards) at the acquisition date. The Group will continue to assess the appropriateness of the valuation allowance in future periods If it is determined that a portion of the losses and deductable capital expenditure carry-forwards may be recognized without a valuation allowance, the release of the valuation allowance will first reduce goodwill, before reducing current income tax expense.

The acquired business consisting of South Deep, BGSA and WAL contributed revenues of $107.9 million and a loss of $54.5 million since December 1, 2006.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated results of operations assume that the acquisition of South Deep was completed as of July 1 for each of the fiscal years shown below.

	2007	2006
	$’m	$’m
Revenues	2,798.2	2,503.3
Net income	183.3	(220.9)
Basic earnings (loss) per share	0.30	(0.40)
Weighted average number of shares used in the computation of basic earnings (loss) per share	590,742,047	558,021,695
Diluted earnings (loss) per share	0.30	(0.40)
Weighted average number of shares used in the computation of diluted earnings (loss) per share	594,689,510	561,339,724

The unaudited pro forma information above may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

(b) Acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited

On February 28, 2007, Gold Fields acquired 70% in IRCA (Pty) Ltd (“IRCA”). IRCA specialises in mine safety training and has been incorporated in the Gold Fields Business Leadership Academy structure. On January 1, 2007, Gold Fields also acquired 100% of the issued share capital of TMTI (Pty) Ltd (“TMTI”). TMTI specialises in mining and artisan training in the Free State region and has been incorporated in the Gold Fields Business Leadership Academy structure.

2007
$’m
Details of the net assets acquired are as follows:
Purchase consideration
- cash paid	3.2
- loans advanced	2.1

Total purchase consideration	5.3
Fair value of the net assets acquired	5.3

—

The fair value of the assets and liabilities acquired are:
Property, plant and equipment	4.4
Trade and other receivables	4.1
Bank overdrafts	(2.6)
Trade and other payables	(2.7)
Loans receivable	2.7

Assets acquired and liabilities assumed	5.9
Minority shareholders’ interest	(0.6)

Fair value of the assets acquired and liabilities assumed	5.3

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(c) Acquisition of Bolivar Gold Corporation Inc.

On February 28, 2006, Gold Fields increased its voting interest in Bolivar Gold Corp. (”Bolivar”) to 100.0%. The only substantial component of Bolivar’s underlying net asset value is its 95.0% ownership in Promotora Minera de Guayana (“PMG”). Therefore, in bringing to account the assets and liabilities of Bolivar consequent upon its acquisition, minority shareholders’ interests of 5.0% have been recognized. Bolivar owns the Choco 10 open pit gold mine in the El Callao gold district of Bolivar state, Venezuela. The acquired business contributed revenues of $16.9 million and net income of $3.2 million for the year ended June 30, 2006.

2006
$’m
Details of the net assets acquired are as follows:
Purchase consideration
- Consideration given	324.0
- direct costs relating to the acquisition	4.6

Total purchase consideration	328.6

The fair value of the assets and liabilities acquired are:
Property, plant and equipment	584.1
Inventory	5.3
Trade and other receivables	9.0
Cash and cash equivalents	5.9
Trade and other payables	(9.1)
Deferred taxation	(169.9)
Long-term loans	(74.2)
Long-term provisions	(3.6)

Assets acquired and liabilities assumed	347.5
Minority shareholders’ interest (5.0%)	(18.9)

Fair value of the assets acquired and liabilities assumed	328.6

Pursuant to an agreement reached on July 15, 2005 between Bolivar, the previous holder of the interest in the Choco 10 concession, and CVG Ferrominera del Orinoco, C.A. (CVG), Bolivar increased its interest in the Choco 10 mine from 70 per cent to 95 per cent. In consideration for such increased shareholding, Bolivar agreed to pay an amount of $6 million to CVG payable in instalments. The Ministry of Basic Industries and Mines (MIBAM), who was intimately involved in the negotiation and sign-off of the agreement, has not formally executed such agreement. This is mainly due to the fact that there have been several management changes within the MIBAM which have delayed the process. Nevertheless, Gold Fields’ counsel has indicated that from a legal perspective, the parties do not require further authorisations from MIBAM and that Gold Fields validly owns a 95 per cent interest in the Choco 10 mine. Effective November 30, 2007 Gold Fields disposed of its entire shareholding in Bolivar. Refer to note 24 Subsequent Events.

(d) Acquisition of Sociedad Minera La Cima SA

On January 11, 2006, the Group acquired 92% of the voting interest (80.7% of the economic interest) in Sociedad Minera La Cima SA, which owns the Cerro Corona Project and other mineral properties in the Cajamarca district in Northern Peru. The acquisition is a project and therefore did not contribute revenue or net income to the Group since its acquisition.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

2006
$’m
Details of the net assets acquired are as follows:
Purchase consideration:
—cash paid	40.5
The fair value of the assets and liabilities acquired are:
Property, plant and equipment	47.7
Trade and other receivables	0.2
Trade and other payables	(2.5)
Cash and cash equivalents	(1.5)

Assets acquired and liabilities assumed	43.9
Minority shareholders’ interest (19.3%)	(3.4)

Fair value of the assets acquired and liabilities assumed	40.5

4.	IMPAIRMENT OF ASSETS

	2007	2006	2005
	$’m	$’m	$’m
Beatrix North and South sections	—	—	211.0
Living Gold	—	—	8.4
Driefontein—10 shaft	—	—	2.0
St Ives—old mill	—	—	9.8
Kloof—No. 3 metallurgical plant	—	—	1.8

	—	—	233.0

Beatrix North and South sections

Beatrix is a relatively low grade mine and therefore is very sensitive to changes in its cost profile. Changes in the cost profile affects the pay-limit, which in turn affect the quantum of reserves.

During fiscal 2005, there were cost increases at Beatrix which resulted in an increase in the pay-limit. Due to the increase in the pay-limit, certain reserves at No. 2 shaft and Vlakpan included in fiscal 2004 became uneconomical to mine and were therefore excluded from the 2005 reserve calculation. In addition, due to the restructuring at No. 2 shaft, certain sections were closed which resulted in a further decrease in reserves from the year ended June 30, 2004. The reduction in reserves in fiscal 2005 as a result of these two factors was the main reason that led to recording the impairment charge of $211.1 million, which represents the amount by which the carrying amount of the asset group exceeded its estimated fair value. The fair value of the asset group was estimated using the method described in note 2 (d) (viii).

Living Gold

An impairment charge was incurred at Living Gold, the rose project at Driefontein. As Living Gold is not a gold asset, its valuation was based on its business plan using a long-term exchange rate of R8.51 to the euro and a discounted cash flow valuation at a real discount rate of 10 per cent. This resulted in an impairment charge of $8.4 million.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Driefontein 10 shaft, Kloof No 3 Metallurgical plant and St Ives Old Mill

Due to the closure of certain infrastructure in the Group, additional assets were impaired:

•	at Driefontein, the No 10 shaft was closed, resulting in an impairment charge of $2.0 million;

•	at Kloof, the No. 3 Metallurgical plant was closed, resulting in an impairment charge of $1.8 million; and

•	at St Ives, the old mill was closed, resulting in an impairment charge of $9.8 million.

5	FINANCE EXPENSE

	2007	2006	2005
	$’m	$’m	$’m
Interest expense—Mvelaphanda loan	(61.6)	(69.3)	(56.9)
Interest expense—other	(27.7)	(5.1)	(0.7)
Realized (loss)/gain on foreign debt, net of cash	(5.9)	18.8	2.7

	(95.2)	(55.6)	(54.9)

Finance expense for the periods presented above is stated net of amounts capitalized of $18.4 million in fiscal 2007, $1.7 million in fiscal 2006 and nil in fiscal 2005.

6	INCOME AND MINING TAX (EXPENSE)/BENEFIT

	2007	2006	2005
		As adjusted (see notes 2(d)(i) and 3(a)	As adjusted (see notes 2(d)(i) and 3(a)
	$’m	$’m	$’m
Current income and mining taxes
South Africa	(59.2)	(57.0)	(29.8)
Ghana	(41.6)	(34.3)	(19.2)
Australia	(20.3)	(9.3)	(7.8)
Venezuela	(1.7)	(3.0)	—

Current income and mining taxes	(122.8)	(103.6)	(56.8)

Deferred income taxes
South Africa	(69.3)	3.6	127.9
Ghana	(11.6)	(3.6)	(17.4)
Australia	(5.3)	(7.0)	32.1
Venezuela	(0.3)	—	—

Deferred income and mining taxes	(86.5)	(7.0)	142.6

Total income and mining taxes	(209.3)	(110.6)	85.8

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Company’s pre-tax income/(losses) before share of equity investee’s share of income/(losses) and minority interests comprise:

South Africa	281.3	129.4	(355.7)
Ghana	145.9	143.2	123.7
Australia	65.3	30.2	(15.6)
Venezuela	(6.5)	6.3	—
Peru	(4.4)	—	—

	481.6	309.1	(247.6)

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the South African mining statutory rate of 45% (2006: 45% and 2005: 45%) were:

	2007	2006	2005
		As adjusted (see notes 2(d)(i) and 3(a)	As adjusted (see notes 2(d)(i) and 3(a)
	$’m	$’m	$’m
Tax on net income at South African mining statutory rate	(216.7)	(139.1)	111.4
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 38% (2006: 39% and 2005: 40%) and tax rate in Ghana of 25% (2006: 26.5% and 2005: 32.5%), tax rate in Australia of 30% (2006 and 2005: 30%) and tax rate in Venezuela of 34% (2006: 34%).	62.6	59.0	(2.1)
South African mining tax formula rate adjustment	27.9	13.5	11.5
Valuation allowance raised against deferred tax assets	(20.5)	(4.7)	(1.5)
Non-deductible expenditure	(45.5)	(22.3)	(40.0)
Reversal of valuation allowance previously raised against deferred tax assets	3.8	—	—
Ghanaian tax rate adjustment	—	8.4	8.4
Australian tax benefit from tax consolidations	3.3	—	26.8
Foreign levies and royalties	(29.4)	(24.9)	(21.8)
Other	(5.2)	(2.1)	(6.9)

Income and mining tax (expense)/benefit	(209.3)	(110.6)	85.8

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Deferred income and mining tax liabilities and assets on the balance sheet of June 30, 2007 and 2006, relate to the following:

	2007	2006
		As adjusted (see note 2(d)(i))
	$’m	$’m
Deferred income and mining tax liabilities
Mining assets	1,703.9	951.3
Investment in environmental trust fund	33.5	25.4
Inventory	(1.2)	2.9
Other	35.4	13.5

Gross deferred income and mining tax liabilities	1,771.6	993.1

Provisions, including rehabilitation accruals	(79.1)	(62.8)
Tax losses	(325.8)	(65.6)
Financial instruments	(1.2)	(0.2)
Unredeemed capital expenditure	(595.5)	(126.1)

Gross deferred income and mining tax assets	(1,001.6)	(254.7)
Valuation allowance for deferred tax assets	107.1	43.4

Total deferred income and mining tax assets	(894.5)	(211.3)

Net deferred income and mining tax liabilities	877.1	781.8
Less short term portion of deferred income and mining tax	—	—

Net deferred income and mining tax liabilities	877.1	781.8

The classification of deferred income and mining tax liabilities or assets is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Group has established a valuation allowance for certain deferred tax assets which management believes will not be realized based on projections as of June 30, 2007 and 2006. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for WAL and BGSA which also include unredeemed capital expenditure.

	2007	2006
	$’m	$’m
Orogen Investments SA (Luxembourg)	40.3	38.1
GFL Mining Services Limited	—	2.8
Gold Fields Protection Services Limited	—	0.8
Living Gold (Pty) Limited	2.1	1.7
WAL	7.9	—
BGSA	54.3	—
Gold Fields Limited	2.5	—

	107.1	43.4

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

As at June 30, 2007 and 2006 the Group has unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its South African mining operations as follows:

—	unredeemed capital expenditure at GFI Mining South Africa (Pty) Limited of $238.0 million (2006: $298.7 million). This comprises $Nil million (2006: $43.5 million) at the Kloof operation and $238.0 million (2006: $255.2 million) at the Beatrix operation.

—	unredeemed capital expenditure at WAL of $272.5 million (2006: $nil million).

—	unredeemed capital expenditure at BGSA of $768.3 million (2006: $nil million).

—	estimated assessed losses at WAL of $555.1 million (2006: $nil million).

—	estimated assessed losses at BGSA of $103.8 million (2006: $nil million).

—	estimated assessed losses at Gold Fields Shared Services (Pty) Limited of $3.3 million (2006: $5.6 million).

—	estimated assessed losses at GFL Mining Services Limited of $5.8 million (2006: $13.0 million).

—	estimated assessed losses at Gold Fields Protection Services Limited of $0.03 million (2006: $2.9 million).

—	estimated assessed losses at Gold Fields Limited of $8.7 million (2006: $15.5 million).

—	estimated assessed losses at Living Gold (Pty) Limited of $7.3 million (2006: $6.1 million).

These future deductions are utilizable against income generated by the individual tax entity concerned and do not expire unless the tax entity ceases to commercially trade for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilized by the tax entities in which the deductions have been generated.

The Group has estimated capital allowances to be offset against future income of $27.2 million (2006: $27.9 million), $6.2 million (2006: $7.0 million) and $326.5 million (2006: $Nil million) at Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima, respectively. The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited and Abosso Goldfields Limited are forfeited after 5 years. Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima currently have no tax losses available for utilization against future profits.

The Group has tax losses available of $133.9 million (2006: $126.7 million) at Orogen Investments SA (Luxembourg), which can only be used to offset future interest income generated by Orogen Investments SA (Luxembourg). In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date can only be carried forward for 5 years. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. This gross up calculation was performed in fiscal 2005 by Gold Fields’ subsidiaries in Australia and Gold Fields recorded a net deferred tax benefit of $26.8 million. There was an additional adjustment to the tax benefit recorded in the year ended June 30, 2007 of $3.3 million.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Group has estimated tax losses of $19.8 million (2006: $68.0 million) at Gold Fields Australia (Pty) Limited. These estimated tax losses do not have an expiration date. In terms of current Australian taxation legislation, tax losses incurred by Gold Fields Australia (Pty) Limited are carried forward indefinitely.

7	EARNINGS/(LOSS) PER SHARE

	For the year ended June 30, 2007
	Income Numerator $ m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2006		494,824,723
Weighted average number of shares issued during the year		63,434,963

Income available to common stockholders	246.1	558,259,686	0.44
Fully diluted earnings per share
Effect of dilutive share options*	—	3,947,462

Income available to common stockholders	246.1	562,207,148	0.44

*	The conversion of Mvela’s debt to equity which would have resulted in the issue of another 47,000,049 shares is anti-dilutive and has been excluded from the calculation.

	For the year ended June 30, 2006 As adjusted (see note 2(d)(i) and 3 (a))
	Income Numerator $ m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2005		492,294,226
Weighted average number of shares issued during the year		628,715

Income available to common stockholders	161.7	492,922,941	0.33
Fully diluted earnings per share
Effect of dilutive share options*	—	3,318,029

Income available to common stockholders	161.7	496,240,970	0.33

*	The conversion of Mvela’s debt to equity which would have resulted in the issue of another 48,216,049 shares is anti-dilutive and has been excluded from the calculation.

	For the year ended June 30, 2005 As adjusted (see note 2(d)(i) and 3 (a))
	Income Numerator $ m	Shares Denominator	Per-share Amount $
Basic loss per share
Shares outstanding July 1, 2004		491,492,520
Weighted average number of shares issued during the year		494,988

Loss available to common stockholders	(183.2)	491,987,508	(0.37)
Fully diluted loss per share
Effect of dilutive share options*	—	1,703,385

Loss available to common stockholders	(183.2)	493,690,893	(0.37)

*	The conversion of Mvela’s debt to equity which would have resulted in the issue of another 44,152,008 shares is anti-dilutive and has been excluded from the calculation.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

8	RECEIVABLES

	2007	2006
	$’m	$’m
Gold sale trade receivables	59.8	47.6
Other trade receivables	26.3	13.0
Deposits	3.0	0.1
Value added tax	83.1	32.2
Interest receivable	0.6	0.4
Payroll debtors	3.3	5.4
Prepayments	35.2	18.1
Diesel rebate	0.9	2.7
Insurance claim receivable	64.9	—
STC refund	2.4	—
Rand Mutual Assurance refund	—	2.0
Financial instrument debtors	—	2.7
Debt issuance costs	1.6	2.4
Cash in transit	—	6.6
Advances to New Africa Mining Fund	—	2.6
Other	14.2	12.9

	295.3	148.7

The insurance claim receivable relates to the South Deep Skip accident which occurred on May 4, 2006. The $64.9 million was raised in full and final settlement of the insurers obligation in terms of the claim, which amount was received subsequent to year-end. Of this total receivable, $24.2 million is refundable to Barrick in terms of the sale agreement of BGSA reached between the Group and Barrick and included in accounts payable. See note 3(a).

9	INVENTORIES

	2007	2006
	$’m	$’m
Ore stockpiles	23.2	6.1
Gold in-process	24.6	34.7
Consumable stores	95.5	69.1
Other	1.6	1.4

	144.9	111.3

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

10	PROPERTY, PLANT AND EQUIPMENT

	2007	2006
		As adjusted (see note 2(d)(i))
	$’m	$’m
Cost	8,525.4	5,441.0
Accumulated depreciation and amortization	(2,948.6)	(2,269.0)

	5,576.8	3,172.0

Mining properties, mine development costs, mine plant facilities and mineral interests	5,043.9	2,975.6
Asset retirement costs	66.3	34.6
Other non-mining assets	466.6	161.8

	5,576.8	3,172.0

Included in property, plant and equipment is cumulative capitalized interest relating to the following assets:

South African operations	0.6	—
Tarkwa Mine	2.1	1.7
Cerro Corona	15.7	—

	18.4	1.7

Depreciation of property, plant and equipment amounted to $388.2 million (2006: $353.3 million and 2005: $366.4 million).

11	GOODWILL

	2007	2006
	$’m	$’m
Arising on acquisition of subsidiary	1,219.3	—
Translation adjustment	3.4	—

Balance at end of the year	1,222.7	—

The goodwill arose on the acquisition of South Deep as described in note 3 (a).

12	NON-CURRENT INVESTMENTS

	2007	2006
		As adjusted (see notes 2(d)(i) and 3(a)
	$’m	$’m
Listed investments (a)	276.8	157.0
Unlisted investments (b)	31.2	27.2
Amounts contributed to environmental trust funds (c)	87.8	65.1
Equity investees (d)	1.2	115.0
Other investments	4.8	7.5

	401.8	371.8

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(a)	Listed investments mainly consist of 31,658,185 shares in Sino Gold Limited valued at $4.76 per share (2006: 21,208,020 shares at $3.36 per share), 5,725,584 shares in Mvelaphanda Resources Limited valued at $8.99 per share (2006: 4,350,000 at $4.31 per share), 25,895,897 shares in Conquest Mining Limited valued at $0.65 per share (2006: 1,028,571 at $0.08 per share), 5,362,500 shares in GoldQuest Mining Corporation valued at $0.87 per share (2006: 4,162,500 at $0.26 per share), 3,010,000 shares in Troy Resources NL valued at $2.10 per share (2006: Nil shares), Nil shares in Comaplex Minerals Corporation (2006: 7,628,571 at $3.11 per share), Nil shares in Avoca Resources Limited (2006: 19,849,861 at $0.51 per share) and 8,133,333 shares in Committee Bay Resources Inc. valued at $0.42 per share (2006: 8,333,333 at $0.51 per share)

The fair value of listed investments at June 30, 2007 of $276.8 million (2006: $157.0 million) comprises a cost of $150.8 million (2006: $76.0 million) and a net unrealized gain of $126.0 million (2006: $81.0 million). The net unrealized gain comprises a gross unrealized gain of $133.0 million (2006: $86.6 million) partly offset by a gross unrealized loss of $7.0 million (2006: $5.6 million). The gross unrealized loss of $7.0 million (2006: $5.6 million) comprises 13 equity investments (2006: 13) in listed entities. None of the 13 equity investments have been in a continuous unrealized loss position for more than 12 months.

(b)	Unlisted investments comprise investments in various unlisted companies in South Africa for which a fair value is not readily determinable. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no other-than temporary decrease in the value of the investments has occurred. Unlisted investments mainly consist of preference shares in Mvelaphanda Resources Limited with a cost of $28.0 million (2006: $26.9 million).

(c)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term investments. The future realization of this asset is intended to fund environmental rehabilitation obligations of the Group’s South African mines. Whilst the asset is under the Company’s control, it is not available for the general purposes of the Company. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 15, “Provision for Environmental Rehabilitation”.

(d)	Equity investees comprises the following:

	Description of business	Ownership %		Market value
Investment		2007	2006	2007	2006
Rand Refinery Limited	Refining of gold bullion and by-products	34.9	33.1	—	—
WAL	Gold mining	100.0	17.0	—	140.2

The carrying value of the equity investment in Rand Refinery Limited (“Rand Refinery”):

	2007	2006
	$’m	$’m
Balance at 1 July	—	—
Arising on acquisition of South Deep	0.4	—
Share of current year profits recognized	2.0	—
Dividend received	(1.4)	—
Translation	0.2	—

Balance at 30 June	1.2	—

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The carrying value of the equity investment in Rand Refinery was reduced to nil in 2006 because Gold Fields’ share of the losses exceeded its carrying value in Rand Refinery. Gold Fields’ obligation to make good its share of the losses in the investee is limited to the carrying value of the investment. During the current year due to profits realized the carrying value of Rand Refinery has been adjusted accordingly.

Rand Refinery acts as a sales agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. During the years ended June 30, 2007, 2006 and 2005, the Company received dividends from Rand Refinery of $1.4 million, $Nil million and $Nil million, respectively. At June 30, 2007 an amount of $35.9 million was owing from Rand Refinery (2006: $27.9 million).

The carrying value of the equity investment in WAL:

	2007 $’m	2006 As adjusted (see notes 2(d)(i) and 3(a) $’m
Balance at 1 July	115.0	—
Acquisition of shares	311.7	131.0
Share of losses recognised	(5.6)	(1.1)
Net profit on dilution as Group did not participate in share issue by WAL	3.9	—
Translation adjustment	2.8	(14.9)
Transfer to investment in subsidiary	(427.8)	—

Balance at 30 June	—	115.0

The carrying value of the equity investment in WAL was reduced to nil in 2005 because Gold Fields’ share of the losses exceeded its carrying value in WAL. Gold Fields’ obligation to make good its share of the losses in the investee is limited to the carrying value of the investment.

13	ACCOUNTS PAYABLE AND PROVISIONS

	2007	2006
	$’m	$’m
Trade payables	208.1	135.1
Accruals	122.8	95.2
Payroll and other compensation	42.3	26.2
Insurance claim refundable (1)	24.2	—
Leave pay accrual	51.1	39.0
Financial instruments payable	24.5	2.8
Foreign levies payable	1.2	0.1
Other	0.2	1.4

	474.4	299.8

(1)	See note 8 Receivables

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

14	LONG—TERM LOANS

	2007	2006
	$’m	$’m
Collateralized
- Mvelaphanda loan agreement (a)	593.2	578.8
- Syndicated loan (b)	—	157.1
- Split-tenor revolving credit facility (c)	717.3	—
- Project finance facility (d)	127.0	—
Uncollateralized
- Industrial Development Corporation loan (e)	1.2	2.3
- Other loans	0.6

	1,439.3	738.2
Current portion included in current liabilities	227.5	(0.3)

Total long-term loans	1,211.8	737.9

(a) Mvelaphanda loan

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

In terms of the facility agreement, Gold Fields must maintain a consolidated earnings before interest, tax and depreciation and amortization (“EBITDA”) to consolidated net finance charge ratio of at least 6 to 1, consolidated EBITDA to net debt service charge of at least 3.5, consolidated net borrowings to consolidated EBITDA of at least 2 to 1 and a consolidated net tangible worth of at least U$650.0 million.

On the date the loan is repaid, Mvela Gold is obligated to use the entire proceeds of the loan repayment to subscribe for new shares in GFIMSA such that after the subscription it will own 15% of the enlarged equity of GFIMSA.

In addition, starting one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold have the right (the “Right of Exchange”) to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields ordinary shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold is entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In terms of the Subscription and Share Exchange Agreement, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Subscription and Share Exchange Agreement is 45,000,000 and 55,000,000 respectively. The market value of this floor and cap arrangement was a negative $2.9 million on June 30, 2007.

In connection with the Mvela loan, GFIMSA entered into two interest rate swaps, an amortizing and an accreting swap. The amortizing swap for $236.2 million and the accreting swap of $355.1 million reflect the profile of the Mvela loan and have been designated as a fair value hedge. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the loan from Mvela Gold and the floating rate payable is the three month Johannesburg Interbank Agreed Rate, or JIBAR rate plus a margin of 1.025%.

On June 3, 2005, the interest rate swaps were closed-out resulting in a gain of $36.2 million. Of the $36.2 million, $8.2 million was accounted for in the income statement as a gain on financial instruments in fiscal 2007 (2006:$9.2 million and 2005:$0.8 million). The balance of $18.0 million will be accounted for in the income statement as a gain on financial instruments in the income statements of fiscal years 2008 and 2009.

	2007	2006
	$’m	$’m
Loan advanced	591.3	591.3
Fair value adjustment in relation to interest rate swap (up to close-out of swap in 2005)	36.2	36.2
Amortization of the fair value adjustment after close-out of interest rate swap	(18.2)	(10.0)
Translation adjustment	(16.1)	(38.7)

Balance at end of year	593.2	578.8

The fair value adjustments in relation to the interest rate swaps are calculated using cash flows over the remaining period of the debt discounted at the five year forward curve of the three month JIBAR rate plus a margin of 1.025%.

Long-term debt repayment schedule

The Mvela loan is repayable in full on March 17, 2009.

(b) Syndicated loan

On March 3, 2006, Orogen Holdings (BVI) Limited, (“Orogen”), a wholly-owned subsidiary of Gold Fields, entered into a $250.0 million syndicated loan term facility with lead lenders Barclays Bank Plc and JP Morgan Europe Limited. The purpose of the facility was to partly finance the acquisition of Bolivar Gold Corporation and to provide funding lines for general corporate purposes. Borrowings under the facility were guaranteed by Gold Fields, GFIMSA and Gold Fields Holdings Company (BVI) Limited. In terms of the facility agreement, Gold Fields had to maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowings to consolidated EBITDA ratio of no more than 2.5 to 1. There were also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction.

On March 3, 2006, Orogen drew down $158.0 million and on January 8, 2007, a further $10.0 million. The loan bore interest at three-month LIBOR plus a margin of 0.35 per cent and was repayable on March 3, 2009. In

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

terms of the facility agreement, Gold Fields had the option to repay the loan in whole or part by giving 10 days’ prior notice. The loan could not, however, be repaid prior to March 3, 2007. The loan was repaid in full on May 21, 2007

	2007	2006
	$’m	$’m
Balance at beginning of year	157.1	157.1
Loan advanced	10.0	—
Loan repayments during the year	(168.0)	—
Translation adjustment	0.9	—

Balance at end of year	—	157.1

(c) Split-tenor revolving credit facility

On May 16, 2007, GFIMSA, Orogen and WAL entered into a $750 million split-tenor revolving credit facility consisting of a $250 million 364-day revolving tranche with a twelve-month term out option (“Facility A”) and a $500 million 5-year revolving tranche (“Facility B”). With reference to the twelve-month term out option, at any time prior to the date of final maturity, Gold Fields will have the option to convert all advances outstanding under Facility A into a term loan with final maturity date being no more than 24 months after the signing date. A term-out fee of 0.05% on the amount that is converted into a facility term out loan will be payable on the date of exercising the option. The purpose of the facility was to refinance existing facilities and for general corporate purposes.

On May 21, 2007, WAL drew down $50.8 million under Facility A and $500.0 million under Facility B. In addition, on May 21, 2007, Orogen drew down $168.0 million under Facility A. The loans under Facility A bear interest at 3-month LIBOR plus a margin of 0.25% per annum while the loan under Facility B bears interest at 3-month LIBOR plus a margin of 0.30% per annum. Where the total utilizations under Facility A are equal to or greater than 50% of the amount available, a utilization fee of 0.05% per annum will be payable on the total amount of utilizations. Such utilization fee is payable quarterly in arrears.

On December 6, 2007, Gold Fields utilized the proceeds from the sale of Essakane Joint venture in Burkina Faso and Choco 10 in Venezuela to repay Facility A in full and to reduce Facility B by $10 million to $490 million. See note 25.

Management’s intention is to refinance WAL’s with suitable long-term debt.

	2007	2006
	$’m	$’m
Loan advanced, net of transaction costs	718.8	—
Translation adjustment	(1.5)	—

Balance at end of year	717.3	—

(d) Project Finance Facility

On November 14, 2006, Gold Fields La Cima (formerly known as Sociedad Minera La Cima S.A.) entered into a $150 million project finance facility with a number of lenders. The purpose of the facility is to finance the project costs related to the development of the Cerro Corona copper-gold porphyry deposit located in the Hualgayoc province in the Cajamarca region in northern Peru. The facility has a 10-year maturity from signature date.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

As at June 30, 2007, Gold Fields La Cima had drawn down $127 million. The loan bears interest at 3-month LIBOR plus a margin of 0.45% per annum up to the financial completion date as defined in the agreement.

	2007	2006
	$’m	$’m
Loan advanced, net of transaction costs	127.1	—
Translation adjustment	(0.1)	—

Balance at end of year	127.0	—

(e) Industrial Development Corporation loan

On May 28, 2004, Living Gold (Pty) Limited (“Living Gold”), a subsidiary of GFIMSA entered into an agreement with the Industrial Development Corporation of South Africa Limited (“IDC”) in terms of which the IDC agreed to provide a loan facility of R16.9 million ($2.5 million). On November 24, 2004, Living Gold drew down the full amount of the facility.

On July 1, 2006 the IDC converted $1.1 million of the outstanding loan to equity in Living Gold.

In terms of the loan agreement, interest accrues on the facility based on the First National Bank of Southern Africa Limited prime overdraft rate. The prime overdraft rate at June 30, 2007 was 13.0% (2006: 11.0%). The loan is repayable in 83 equal monthly instalments commencing July 1, 2007.

	2007	2006
	$’m	$’m
Balance at beginning of year	2.3	2.5
Capitalisation of loan to minority interests	(1.1)	—
Translation adjustment	—	(0.2)

Balance at end of year	1.2	2.3

The Group was in compliance with all of its debt covenant ratios and restrictions as of June 30, 2007 and 2006.

15	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	2007	2006
	$’m	$’m
Asset retirement obligations
Balance at July 1	146.4	134.6
Acquisition of subsidiaries	5.8	3.4
Addition to liabilities	36.7	14.8
Liabilities settled	(7.3)	(3.5)
Accretion of liability	6.4	9.6
Translation adjustment	9.2	(12.5)

Balance at June 30	197.2	146.4

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Company intends to finance the ultimate rehabilitation costs of the South African operations from the monies invested with the environmental trust fund, ongoing contributions, as well as the proceeds of the sale of assets and gold from plant clean-up at the time of mine closure. The Company intends to finance the ultimate rehabilitation costs of the non-South African operations from funds to be set aside for that purpose.

16	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	2007	2006
	$’m	$’m
Gold Fields Group (excluding South Deep) accrued post-retirement health care costs	8.6	7.4
South Deep accrued post-retirement health care costs	0.9	—

Gold Fields Group accrued post-retirement health care costs	9.5	7.4

16.1	Gold Fields Group (excluding South Deep) accrued post-retirement health care costs

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.2 million in fiscal 2007 (2006: $0.3 million and 2005: $0.4 million). The obligation has been actuarially valued and the outstanding contributions will be funded over the lifetime of these pensioners and dependants. During fiscal 2005 approximately 21% of these pensioners and dependants were bought out of the scheme at a premium of 15%.

The following table sets forth the funded status and amounts recognized by the Group (excluding South Deep) for post-retirement health care costs:

	2007	2006
	$’m	$’m
Actuarial present value	8.6	7.4
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	8.6	7.4
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	8.6	7.4

The following is a reconciliation of the benefit obligation:
Balance at beginning of the year	7.4	9.0
Service costs	0.7	0.7
Benefits paid	(0.2)	(0.3)
Benefits forfeited	—	(0.7)
Release of cross subsidization liability	0.8	(0.5)
Translation adjustment	(0.1)	(0.8)

Balance at end of the year	8.6	7.4

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 6.5% per annum (2006: 7%) and a discount rate of 8.5% per annum (2006: 9%).

	2007	2006
	$’m	$’m
Service costs	0.7	0.7

Net periodic benefit cost	0.7	0.7

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for 2007 by $0.1 million (2006: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2007 would be an increase of $0.9 million (2006: $0.7 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for 2007 by $0.1 million (2006: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2007 would be a decrease of $0.8 million (2006: $0.6 million).

16.2	South Deep accrued post-retirement health care costs

As part of the acquisition of South Deep, the post-retirement health care cost liability was assumed. As above the Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.1 million in fiscal 2007. The obligation has been actuarially valued and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

The following table sets forth the funded status and amounts recognized by the Group for post-retirement health care costs:

	2007	2006
	$’m	$’m
Actuarial present value	0.9	—
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	0.9	—
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	0.9	—

The following is a reconciliation of the benefit obligation:
Balance at beginning of the year	—	—
Arising on acquisition of South Deep	1.1	—
Service costs	0.1	—
Benefits paid	(0.1)	—
Release of cross subsidization liability	(0.1)	—
Translation adjustment	(0.1)	—

Balance at end of the year	0.9	—

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 6.5% per annum and a discount rate of 8.5% per annum.

	2007	2006
	$’m	$’m
The net periodic benefit cost is explained as follows:
Service costs	(0.1)	—

Net periodic benefit cost	(0.1)	—

An increase or decrease in assumed health care trend rates would not have affected the interest cost for 2007. A change in the medical inflation assumption does not affect the employer liability as the subsidy does not escalate. The monthly contributions will remain constant.

17	EMPLOYEE BENEFIT PLANS

Retirement benefits

The Gold Fields Limited Corporate Pension Fund, a defined benefit scheme, with 14 active members, transferred all pensioner members to a retirement scheme of their choice by June 30, 2005. The scheme was valued at intervals of not less than three years using the projected unit credit method. The last actuarial valuation was carried out at June 30, 2004 and showed the fund was under-funded by approximately $0.4 million, which was fully provided for. This was the only defined benefit scheme in the Group and is now in the process of being wound up.

Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the Company’s defined contribution plans for the year amounted to $56.5 million (2006: $51.1 million and 2005: $46.9 million).

Share option schemes

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price
			Rand	$
Outstanding at July 1, 2006	413,700	979,250	125.28	19.58
Granted during the year	1,507,797	876,559	124.19	17.25
Exercised and released	(2042)	(805)	125.28	17.40
Forfeited	(64,003)	(89,464)	120.13	16.68

Outstanding at June 30, 2007	1,855,452	1,765,540	124.75	17.45

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. None of the PVRS granted during the years ended June 30, 2007 or 2006 were exercisable on June 30, 2007.

In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. None of the SARS were exercisable on June 30, 2007. The average exercise price for SARS outstanding at June 30, 2007 was R124.75 ($17.45).

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Details of the options granted under the GF Management Scheme are as follows:

	Number of options	Average option price
		Rand	$
Outstanding at July 1, 2004	8,693,839	63.52	10.08
Granted during the year	3,968,800	68.19	10.98
Exercised and released	(801,706)	26.74	4.31
Forfeited	(720,482)	77.78	12.52

Outstanding at July 1, 2005	11,140,451	66.91	9.99
Granted during the year	360,500	102.30	15.98
Exercised and released	(3,530,497)	52.96	8.28
Forfeited	(1,021,894)	76.43	11.94

Outstanding at July 1, 2006	6,948,560	75.81	10.20
Granted during the year	—	—	—
Exercised and released	(899,263)	65.29	9.07
Forfeited	(464,324)	76.63	10.64

Outstanding at July 1, 2007	5,584,973	76.66	10.72

Market prices of shares for which options were exercised during the fiscal years ended June 30, 2007 and 2006 ranged from R68.02 to R173.80.

In terms of the GF Management Scheme rules, options currently expire no later than seven years from the grant date and vest as follows. Upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. The options exercisable on June 30, 2007, 2006 and 2005 were 3,152,277, 2,148,016 and 3,839,551, respectively. The range of exercise prices for options outstanding at June 30, 2007 was R14.19 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

The following tables summarize information relating to the options outstanding at June 30, 2007.

			Outstanding options
	Price range		Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	$			Rand	$
Range of prices	13.55 – 14.19	1.90 – 1.98	800	0.01	14.19	1.98
	19.47 – 23.60	2.72 – 3.30	77,000	0.17	20.90	2.92
	25.67 – 29.45	3.59 – 4.12	51,000	0.16	25.77	3.60
	36.07 – 57.50	5.04 – 8.04	368,450	1.43	46.30	6.48
	57.51 – 73.29	8.04 – 10.25	2,207,843	4.79	65.35	9.14
	73.80 – 84.17	10.33 – 11.77	1,753,406	3.50	81.14	11.35
	84.18 – 119.90	11.77 – 16.77	841,174	3.63	96.88	13.55
	125.37 – 154.65	17.53 – 21.63	285,300	2.48	140.48	19.65

Total			5,584,973	3.76	76.66	10.72

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

			Exercisable options
	Price range		Number of options	Weighted average exercise price
	Rand	$		Rand	$
Range of prices	13.55 – 14.19	1.90 – 1.98	800	14.19	1.98
	19.47 – 23.60	2.72 – 3.30	77,000	20.90	2.92
	25.67 – 29.45	3.59 – 4.12	51,000	25.77	3.60
	36.07 – 57.50	5.04 – 8.04	368,450	46.30	6.48
	57.51 – 73.29	8.04 – 10.25	736,570	65.32	9.14
	73.80 – 84.17	10.33 – 11.77	1,216,679	82.29	11.51
	84.18 – 119.90	11.77 – 16.77	455,978	96.54	13.50
	125.37 – 154.65	17.53 – 21.63	245,800	140.45	19.64

Total			3,152,277	78.28	10.95

These options will expire if not exercised at specific dates ranging from August 23, 2007 to February 20, 2013.

The Gold Fields Limited 2005 Non-Executive Director Share Plan: At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved the Gold Fields Limited 2005 Non-Executive Share Plan (the “2005 Non-Executive Director Share Plan”), and this plan is the new plan under which non-executive directors receive share awards. Participants in the 2005 Non-Executive Director Share Plan are non-executive directors of Gold Fields who are not members of the Remuneration Committee. The 2005 Non-Executive Share Plan provides for the release of restricted shares, up to a total of 24,564,711 ordinary shares (including shares which may be acquired by participants under any other share plan in force) awarded to the non-executive directors three years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 18,000 shares were authorized at Gold Fields’ annual general meeting on November 10, 2006.

Details of the restricted shares granted under this Plan are as follows:

No. of restricted shares
Outstanding at July 1, 2006	33,000
Granted during the year	18,000
Exercised and released	—
Forfeited	—

Outstanding at June 30, 2007	51,000

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

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

Under the Plan, all options granted may only be exercised no less than twelve months and no more than five years after the date on which the option was accepted by the participant. Should a participant cease to hold office for any reason, he will be entitled within thirty days to exercise those share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. For the convenience of the reader, Rand amounts have been converted to U.S. dollars at the balance sheet rate as of June 30, 2007.

The following tables summarize information relating to the options outstanding at June 30, 2007.

Details of the Plan are as follows:

	Number of options	Average option price
		Rand	$
Outstanding as of June 30, 2004	303,000	69.69	8.95
Granted during the year	102,400	68.59	11.05
Exercised and released	—	—	—

Outstanding as of June 30, 2005	405,400	54.92	8.84
Granted during the year	—	—	—
Exercised and released	(221,000)	—	—

Outstanding as of June 30, 2006	184,400	82.66	11.13
Granted during the year	—	—	—
Exercised and released	(10,000)	—	—

Outstanding as of June 30, 2007	174,400	83.47	11.67

Market prices of shares for which options were exercised during the fiscal years ended June 30, 2007 and 2006 ranged from R68.95 to R154.00.

The following tables summarize information relating to options outstanding under the Plan as of June 30, 2007.

			Outstanding options
			Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	$			Rand	$
Range of prices	43.70 – 65.55	6.11 – 9.17	30,000	0.17	43.70	6.11
	65.56 – 88.37	9.17 – 12.36	32,400	2.64	68.59	9.59
	88.38 – 110.03	12.36 – 15.39	112,000	0.95	98.43	13.77

Total			174,400	1.13	83.47	11.67

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

			Exercisable options
			Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	$			Rand	$
Range of prices	43.70 – 65.55	6.11 – 9.17	30,000	0.17	43.70	6.11
	65.56 – 88.37	9.17 – 12.36	32,400	2.64	68.59	9.59
	88.38 – 110.03	12.36 – 15.39	112,000	0.95	98.43	13.77

Total			174,400	1.13	83.47	11.67

These options will expire if not exercised at specific dates ranging from August 31, 2007 to November 18, 2010. The compensation cost related to awards not yet recognized under all four schemes amounts to $27.5 million and is to be spread over three years.

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

A formal process of allocating counterparty exposure and prudential limits is approved by the audit committee and is applied under the supervision of the Group’s executive committee. Facilities requiring margin payments are not engaged.

Foreign currency and commodity price risk

In the normal course of business the Group enters into transactions for the sale of its gold, denominated in US Dollars. In addition, the Group has assets and liabilities in a number of different currencies (primarily US Dollars, Venezuelan Bolivars and Australian Dollars). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Prior to fiscal 2002 the Group did not hedge its exposure to foreign currency exchange rates. During fiscal 2002, this policy was amended and the Group entered into foreign currency forward sales and zero cost collars relating to its Australian and South African operations. During fiscal 2003, the Group entered into Rand/US dollar purchase contracts to hedge the Group’s commitment in respect of the Tarkwa mill and owner mining projects. This contract matured on June 3, 2004 and was rolled forward to December 3, 2004. On January 7, 2004, the Australian instruments were closed in US dollars and subsequent to this on May 7, 2004, the future US dollar values were fixed in Australian dollars. On January 7, 2004 a strip of Australian dollar/US dollar call

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

options were purchased in order to participate in any further Australian dollar appreciation. These instruments were not designated as hedges and accordingly, gains and losses were recognized in earnings. All of these instruments were realized within 2007.

In addition the Group hedged two of its US dollar denominated liabilities during fiscal 2007. The one first was to cover the settlement of $600 million of a total $1.2 billion loan facility at a forward rate of R7,3916. This contract was settled at a rate of R7.2000 on February 8, 2007. The second forward cover of $ 550.8 million was purchased at an average forward rate of R7.3279 to hedge a foreign currency loan.

In June 2006 Gold Fields Ghana purchased one year Asian style (average monthly price) call options in respect of 58.8 million liters of diesel, settled monthly, to protect against adverse energy price movements. The Asian style call options expired on June 30, 2007. A premium of $2.5 million was incurred on these options and losses of $2.5 million (R18 million) were recognized. In May 2005 Gold Fields Ghana entered into a similar contract for 51.6 million liters of diesel which was closed out in May 2006. A premium of $1.7 million was incurred on these options and gains of $1.4 million (R18 million) were realized.

The Group’s general policy with regards to its exposure to the US dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis. As a result of the acquisition of WAL, Gold Fields inherited the gold derivative structure held by WAL which was a combination of put and call options extending upto 2014. The derivative structure was closed out on January 24, 2007 at a net cost of $528 million.

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

Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of receivables, accounts payable and cash and cash equivalents are a reasonable estimate of their fair values due to the short-term maturity of such instruments. The investments in the environmental trust fund approximate fair value, as the monies are invested in short-term maturity investments. The listed investments are carried at market value. Long-term loans, except for the Mvela loan which is at a fixed interest rate, approximate fair value as they are subject to market based floating rates. On June 30, 2007 and 2006, the Mvela loan was fair valued based on applicable market rates.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The estimated fair values of the Group’s financial instruments are:

	June 30, 2007		June 30, 2006
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	326.4	326.4	217.7	217.7
Financial instruments	—	—	30.4	30.4
Receivables	295.3	295.3	148.7	148.7
Non-current investments	401.8	401.8	371.8	371.8
Financial liabilities
Long-term loans	1,439.1	1,472.5	737.9	762.9
Accounts payable and provisions	474.4	474.4	299.8	299.8
Interest payable	34.7	34.7	29.8	29.8
Bank overdraft	3.3	3.3	—	—
Current portion of long-term loans	0.2	0.2	0.3	0.3

Derivative contracts as at June 30, 2007

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2007:

a)	$/ZAR currency contracts

	Forward sales
Maturity date	$ m Notional	ZAR1 = $ Strike price
August 6, 2007	550,800.0	0.1365

The mark-to-market value of these contracts amounted to a loss of $10.8 million at June 30, 2007, which value is based on the prevailing interest rates and volatility at the time.

b)	Mvela transaction—Right of Exchange

In terms of the Right of Exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and 55 million respectively. The market value of this floor and cap arrangement is a negative $2.9 million on June 30, 2007.

Derivative contracts as at June 30, 2006

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2006:

a)	A$/S currency contracts

	Call options
Various maturity dates in fiscal year ending	$ m Notional	A$1 = $ Strike price
June 30, 2007	75.0	0.767

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The mark-to-market value of these contracts amounted to a gain of $0.3 million at June 30, 2006, which value is based on the prevailing interest rates and volatility at the time.

b)	$/ZAR currency contracts

	Call options
Maturity date	$ m Notional	ZAR1 = $ Strike price
December 5, 2006	30.0	0.1464

The mark-to-market value of these contracts amounted to a gain of $2.7 million at June 30, 2006, which value is based on the prevailing interest rates and volatility at the time.

c)	Mvela transaction—Right of Exchange

In terms of the Right of Exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and 55 million respectively.

19	ADDITIONAL CASH FLOW INFORMATION

(a)	Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in net cash provided by operating activities:

	2007 $’m	As adjusted 2006 $’m	As adjusted 2005 $’m
Interest paid	89.3	74.4	57.6

(b)	Non cash-items

Excluded from the statements of cash flows are the following:

i)	For the year ended June 30, 2007

The $42.3 million gain on mark-to-market of listed investments.

ii)	For the year ended June 30, 2006

The $59.0 million gain on mark-to-market of listed investments.

iii)	For the year ended June 30, 2005

The $15.1 million gain on mark-to-market of listed investments.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(c)	Acquisitions of subsidiaries

(i)	Acquisition of South Deep

The following information reflects the cashflow impacts of the acquisition of South Deep. See note 3(a).

2007
$’m
Total purchase consideration	2,188.3
Purchase consideration settled in shares	(1,217.8)
Purchase of shares in prior years	(116.6)
Insurance claim refund due to Barrick	(24.2)
Purchase consideration used to settle borrowings of BGSA	406.8

Purchase consideration settled in cash	1,236.5
Cash and cash equivalents in subsidiary acquired	(3.5)

Cash outflow on acquisition	1,233.0

The $1,233.0 million net cash paid is included in acquisition of subsidiaries on the cash flow statement

(ii)	Acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited

The following information reflects the cashflow impacts of the acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited. See note 3(b).

Total purchase consideration

2007
$’m
Purchase consideration settled in cash	3.2
Inter-company loans advanced	2.1
Overdraft in subsidiary acquired	2.6

Cash outflow on acquisition	7.9

The $7.9 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.

(iii)	Acquisition of Bolivar Gold Corporation Inc

The following information reflects the cashflow impacts of the acquisition of Bolivar Gold Corporation Inc. See note 3(c).

2006
$’m
Total purchase consideration	328.6
Exchange gain on funds held for acquisition of Bolivar	(8.1)
Purchase of shares in prior years	(11.9)
Long-term loans	72.4

Purchase consideration settled in cash	381.0
Cash and cash equivalents in subsidiary acquired	(5.9)

Cash outflow on acquisition	375.1

The $375.1 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(iv)	Acquisition of Sociedad Minera La Cima SA

The following information reflects the cashflow impacts of the acquisition of Sociedad Minera La Cima SA. See note 3 (d).

2006
$’m
Purchase consideration settled in cash	40.5
Cash and cash equivalents in subsidiary acquired	—

Cash outflow on acquisition	40.5

The $40.5 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.

20	COMMITMENTS

	2007	2006
	$’m	$’m
Capital expenditure
Authorized	2,075.4	665.2
Contracted for	207.0	254.3
Other guarantees	41.1	33.7

Guarantees consist of (a) $33.0 million (comprising a loan of $21.0 million and interest of $12.0 million) to the Public Investment Commissioners (PIC) with regard to the Mvela Loan, (b) $2.2 million to New Africa Mining Fund (“NAMF”) and (c) $5.9 million for numerous other obligations. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader African continent. The Group also provides environmental obligation guarantees with respect to its Ghanaian and Australian operations. These guarantees, amounting to $29.1 million at June 30, 2007, have not been included in the amount of guarantees of $33.7 million because they are fully provided for under the asset retirement obligation.

Under the PIC agreement, the Company has effectively guaranteed a loan of R150 million ($21.0 million) made by the PIC to certain lenders to Mvela, at an interest rate of 14.25%. Under the terms of the agreement, the PIC has the right to require the Company to assume all its rights and obligations under this loan together with its underlying security. The PIC is obliged to pay the Company a guarantee fee equal to 3.75% per annum on the date the loan is repaid.

Commitments will be funded from internal cash resources and borrowings as necessary.

21	CONTINGENT LIABILITIES

World Gold Council

Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including ongoing costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities, should they arise, is done proportionate to the member’s production relative to the total production of all members. To date, no claims have been made on Gold Fields.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Occupational health care services

The Group provides occupational health care services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Group is monitoring developments in this regard

22	LINES OF CREDIT

The Group had unused lines of credit available amounting to $420.0 million (R3.0 billion) at June 30, 2007 (2006: $498.0 million).

23	RELATED PARTY TRANSACTIONS

New Africa Mining Fund

John G Hopwood, a director of Gold Fields Limited, is a Trustee of New Africa Mining Fund and is the Chairman of the New Africa Mining Fund Investment Committee. Gold Fields has been instrumental in the formation of the New Africa Mining Fund and is a significant investor in the fund. The fund has as its objectives the promotion of black economic empowerment and the transformation of the South African mining industry by facilitating junior mining projects.

As at June 30, 2007, Gold Fields Limited had contributed net $2.9 million and has provided a commitment to fund $7.0 million.

Mvelaphanda Resources Limited

One of the Company’s non-executive directors at June 30, 2007, Tokyo Sexwale, is an executive director on the Board of Mvelaphanda Resources Limited (“Mvela”). Mvela is a broad based black economic empowerment consortium.

On July 10, 2002, the Company announced that it had granted Mvela participation rights, varying between a minimum of 5% and a maximum of 15% in any new Gold Fields precious metals exploration projects in Africa, beginning March 1, 2002. In consideration for the transaction Mvela will issue the Company with options to subscribe in tranches for ordinary shares, consisting of one ordinary share and one unsecured debenture issued by Mvela, in Mvela at a 10% premium to the five day weighted average trading price on the JSE. As at June 30, 2007 Mvela had issued the Company options to subscribe for ordinary shares with a value of R154.3 million ($21.6 million). During the year the company exercised 1,375,584 of the options and converted them to shares for an additional payment of R23.3 million ($3.3 million).

The term of the Mvela exploration agreement is five years. On August 21, 2007 the agreement expired in accordance with its terms.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Rand Refinery

Rand Refinery, in which the Company holds a 34.9% (2006: 33.1%) interest, has an agreement with the Company whereby it refines all the Company’s South African and Ghanaian operations gold production. The Company’s chief financial officer is currently a director of Rand Refinery and has held his directorship of Rand Refinery since July 10, 2000. The Company paid Rand Refinery $1.3 million, $1.6 million and $2.6 million in refining fees for the years ended June 30, 2007, 2006 and 2005, respectively. Refer to footnote 12—Non-current Investments for amounts owing by Rand Refinery to the Company as at June 30, 2007 and 2006, and the dividends received from Rand Refinery for the years ended June 30, 2007, 2006 and 2005 respectively.

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

Absa Credit Facilities

Gill Marcus, a non-executive director of Gold Fields, is the chairman of Absa Group Limited and Absa Bank Limited. Gold Fields currently has outstanding a R500 million 364 day revolving credit facility with Absa Capital (a division of Absa Bank Limited). On August 24, 2007, GFLMSA drew down R250 million under this facility. In addition, on December 6, 2007, GFLMSA and Gold Fields entered into a mandate letter and term sheet with Absa Capital.

24	GEOGRAPHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented based on management’s reporting format. Management prepares its financial records in accordance with International Financial Reporting Standards (“IFRS”) and reconciled IFRS information is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: in South Africa the Driefontein division, the Kloof division, the Beatrix division and the South Deep mine, in Ghana the Tarkwa and Damang mines, Australia and Venezuela. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2007
	South Africa				Ghana		Australia	Venezuela
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives / Agnew	Choco 10	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	648.2	587.1	344.9	107.9	444.8	119.5	446.8	36.0	—	—	2,735.2
Operating costs (1)	(371.0)	(352.2)	(215.4)	(100.0)	(248.9)	(88.0)	(277.9)	(40.1)	—	(74.0)	(1,767.5)
Gold inventory change (2)	—	—	—	(1.8)	17.0	(1.4)	15.4	4.9	—	(20.2)	13.9

Operating profit	277.2	234.9	129.5	6.1	212.9	30.1	184.3	0.8	—	(94.2)	981.6
Amortization and depreciation	(67.2)	(75.7)	(41.7)	(19.8)	(40.6)	(4.9)	(142.5)	(5.4)	(19.1)	28.7	(388.2)

Net operating profit/(loss)	210.0	159.2	87.8	(13.7)	172.3	25.2	41.8	(4.6)	(19.1)	(65.5)	593.4
Exploration expenditure	—	—	—	—	—	—	—	—	(40.9)	(6.5)	(47.4)
Other items as detailed in the statement of operations	(0.5)	(3.7)	(4.5)	3.2	(0.5)	—	22.8	1.9	(52.5)	(30.6)	(64.4)
Current taxation	(47.5)	(12.8)	(0.1)	—	(37.1)	(4.4)	(20.3)	(1.7)	1.2	—	(122.7)
Deferred taxation	(22.5)	(32.9)	(31.7)	4.2 *	(17.8)	(4.8)	(2.8)	(1.1)	13.7	9.1	(86.6)

Profit/(loss) after taxation	139.5	109.8	51.5	(6.3)	116.9	16.0	41.5	(5.5)	(97.6)	(93.5)	272.3

*	Indicative as tax is provided in the holding companies of South Deep.

	Fiscal year ended June 30, 2007
	South Africa				Ghana		Australia	Venezuela
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives / Agnew	Choco 10	Corporate and other	Reconciling items	Group Consolidated
Balance Sheet
Total assets	854.5	697.2	308.7	767.9	523.4	102.8	816.9	110.9	3,568.0	275.7	8,026.0
Total liabilities excluding deferred tax	219.0	192.9	90.5	39.7	66.6	20.4	114.4	28.9	952.0	506.2	2,230.6
Deferred tax liability/(asset)	200.4	194.5	38.0	—	99.5	12.3	64.2	(1.8)	229.3	40.7	877.1

Capital expenditure	113.2	107.8	82.3	39.4	107.7	31.7	104.4	22.9	237.3	(49.7)	797.0

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$38.4 million, Environmental rehabilitation—$6.4 million and Employment termination costs—$4.9 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.
(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2006 (As adjusted (see note 2(d)(i) and 3(a))
	South Africa			Ghana		Australia	Venezuela
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St Ives / Agnew	Choco 10	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	599.9	479.3	312.9	373.0	123.1	377.0	16.8	—	—	2,282.0
Operating costs (1)	(378.1)	(356.3)	(219.5)	(211.7)	(77.6)	(236.3)	(8.8)	—	(57.4)	(1,545.7)
Gold inventory change (2)	—	—	—	5.1	(2.7)	6.4	0.4	—	(0.4)	8.8

Operating profit	221.8	123.0	93.4	166.4	42.8	147.1	8.4	—	(57.8)	745.1
Amortization and depreciation	(70.5)	(72.6)	(39.0)	(37.5)	(3.9)	(82.0)	(2.1)	(16.5)	(29.2)	(353.3)

Net operating profit/(loss)	151.3	50.4	54.4	128.9	38.9	65.1	6.3	(16.5)	(87.0)	391.8
Exploration expenditure	—	—	—	—	—	—	—	(38.7)	(0.6)	(39.3)
Other items as detailed in the statement of operations	(6.7)	(3.6)	(6.5)	0.7	0.9	1.4		10.6	(40.2)	(43.4)
Current taxation	(31.5)	—	—	(26.0)	(8.3)	(9.3)	(3.0)	(12.2)	—	(90.3)
Deferred taxation	(12.4)	(13.9)	(18.9)	(5.8)	(4.3)	(17.9)	—	3.4	49.5	(20.3)

Profit/(loss) after taxation	100.7	32.9	29.0	97.8	27.2	39.3	3.3	(53.4)	(78.3)	198.5

	Fiscal year ended June 30, 2006 (As adjusted (see note 2(d)(i) and 3(a))
	South Africa			Ghana		Australia	Venezuela
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St Ives / Agnew	Choco 10	Corporate and other	Reconciling items	Group Consolidated
Balance Sheet
Total assets	526.3	421.3	186.9	387.8	84.5	635.4	111.4	1,904.1	(158.0)	4,099.7
Total liabilities excluding deferred tax	173.2	152.5	80.3	53.1	17.9	77.1	22.3	242.2	449.8	1,268.4
Deferred tax liability/(asset)	171.0	155.3	5.9	81.7	7.5	52.8	—	272.9	34.7	781.8

Capital expenditure	84.9	75.4	69.9	46.8	25.6	71.0	5.3	34.0	(35.8)	377.1

(1)	Operating costs for management reporting purposes: Corporate expenditure—$21.9 million, Environmental rehabilitation—$8.6 million and Employment termination costs—$9.1 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.
(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2005 (As adjusted (see note 2(d)(i) and 3(a))
	South Africa			Ghana		Australia
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St Ives / Agnew	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	489.7	436.4	264.5	287.5	104.3	310.7	—	—	1,893.1
Operating costs (1)	(356.5)	(358.5)	(229.3)	(159.5)	(66.4)	(231.7)	—	(22.0)	(1,423.9)
Gold inventory change (2)	—	—	—	1.2	(2.3)	6.2	—	2.5	7.6

Operating profit	133.2	77.9	35.2	129.2	35.6	85.2	—	(19.5)	476.8
Amortization and depreciation	(72.9)	(95.4)	(32.6)	(38.0)	(5.7)	(74.0)	(16.8)	(31.0)	(366.4)

Net operating profit/(loss)	60.3	(17.5)	2.6	91.2	29.9	11.2	(16.8)	(50.5)	110.4
Exploration expenditure	—	—	—	—	—	—	(31.8)	(14.2)	(46.0)
Impairment of assets	(2.0)	(1.8)	(9.7)	—	—	(9.8)	(18.7)	(191.1)	(233.1)
Other items as detailed in the statement of operations	5.6	5.6	(0.6)	2.2	0.9	3.0	0.2	(95.8)	(78.9)
Current taxation	(6.4)	—	5.9	(10.3)	(8.9)	(7.8)	(14.7)	—	(42.2)
Deferred taxation	(3.3)	11.8	(12.9)	(14.3)	(3.1)	27.8	6.6	115.4	128.0

Profit/(loss) after taxation	54.2	(1.9)	(14.7)	68.8	18.8	24.4	(75.2)	(236.2)	(161.8)

	Fiscal year ended June 30, 2005 (As adjusted (see note 2(d)(i) and 3(a))
	South Africa			Ghana		Australia
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St Ives / Agnew	Corporate and other	Reconciling items	Group Consolidated
Balance Sheet
Total assets	528.9	511.3	209.6	310.8	76.1	607.5	1,472.1	(0.4)	3,715.9
Total liabilities excluding deferred tax	139.6	170.9	111.7	36.7	16.0	84.3	69.8	460.2	1,089.2
Deferred tax liability/(asset)	177.9	159.0	(11.5)	75.9	3.3	37.1	97.2	111.1	650.0

Capital expenditure	73.5	88.1	69.0	75.6	10.6	135.6	24.2	(30.7)	445.9

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$22.5 million, Environmental rehabilitation—$11.5 million and Employment termination costs—$13.7 million, which are not included in production costs under US GAAP. In addition, gold inventory change is included in production costs under US GAAP.
(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following provides a breakdown of the reconciling items for each line item presented.

		2007	2006	2005
		$’m	$’m	$’m
Operating costs
On-mine exploration	(k)	(15.7)	(8.2)	(9.3)
Provision for rehabilitation	(m)	2.1	(1.0)	(1.3
Ghana cut backs	(j)	(47.3)	(26.8	—
Deferred stripping	(p)	(13.1)	(21.4)	(11.4)

		(74.0)	(57.4)	(22.0)

Gold inventory
Inventory	(r)	(10.7)	(0.4)	(2.5)
Inventory stockpiles	(v)	(9.5)	—	—

		(20.2)	(0.4)	(2.5)

Amortization and depreciation
Business combination—formation of Original Gold Fields	(a)	(8.9)	(22.3)	(27.0)
Business combination—formation of Gold Fields	(b)	(3.5)	(3.9)	(4.0)
Business combination—purchase of St. Ives and Agnew	(c)	1.6	1.9	2.3
Business combination—purchase of Abosso	(d)	0.3	0.4	1.0
Amortization of reserves	(h)(r)(p)	(7.6)	(13.0)	(3.1)
Ghana cut-backs	(j)	3.0	0.2	—
Amortization—inclusion of future costs	(i)	9.5	6.5	(0.2)
Amortization—cut-off between development and production	(w)	34.0	—	—
Provision for rehabilitation	(m)	0.3	1.0	—

		28.7	(29.2)	(31.0)

Exploration expenditure
Exploration costs	(k)	(6.5)	(0.6)	(14.2)

		(6.5)	(0.6)	(14.2)

Impairment
Impairment of assets	(g)	—	—	(191.1)

		—	—	(191.1)

Other items as detailed in the statement of operations
Post-retirement medical benefits	(o)	(1.4)	(0.1)	4.0
Share-based compensation	(l)	—	(0.9)	(2.1)
Write-down of investments	(o)	—	—	(7.7)
Mvelaphanda transaction—interest paid	(t)	(46.8)	(47.4)	(43.2)
Mvelaphanda transaction—debt issuance costs	(t)	(0.9)	(0.9)	0.8
Mvelaphanda transaction—profit on close out of hedge	(t)	8.2	9.2	(49.0)
Interest capitalisation	(v)	13.3	—	—
Disclosure	(x)	(3.0)	(0.1)	1.4

		(30.6)	(40.2)	(95.8)

Total liabilities excluding deferred income and mining taxes, minority interests and shareholders’ interests
Provision for rehabilitation	(m)	(0.6)	1.1	(0.6)
Post-retirement medical benefits	(o)	6.7	5.0	5.4

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

		2007	2006	2005
		$’m	$’m	$’m
Mvelaphanda transaction—debt issuance cost	(t)	4.5	4.3	4.8
Mvelaphanda transaction—fair value hedge accounting	(t)	14.4	21.7	32.8
Mvelaphanda transaction—classification of instrument	(t)	343.2	330.3	366.2
Mvelaphanda transaction—interest paid	(t)	138.0	87.5	51.6

		506.2	449.9	460.2
Total assets
Business combination—formation of Original Gold Fields	(a)	(3.3)	6.0	27.1
Business combination—formation of Gold Fields	(b)	51.2	52.7	61.9
Business combination—purchase of St. Ives and Agnew	(c)	(4.8)	(6.2)	(8.7)
Business combination—purchase of Abosso	(d)	(1.8)	(2.0)	(2.4)
Business combination—Purchase of Bolivar	(e)	(79.7)	(52.0)	—
Business combinations—purchase of South Deep	(f)	521.3	(11.8)	(11.5)
Mvelaphanda transaction—debt issuance costs	(t)	1.6	2.4	3.6
Ghana cut-backs	(j)	(70.8)	(26.6)	—
Impairment of assets	(g)	129.3	124.3	137.8
Amortization of reserves	(h)	(72.1)	(55.2)	(44.8)
Amortization—inclusion of future costs	(i)	27.2	14.6	8.7
Amortization—cut off between development and production	(w)	36.7	—	—
Exploration costs	(k)	(138.7)	(104.8)	(101.8)
Provision for rehabilitation	(m)	(5.8)	(6.5)	(8.9)
Investments in affiliates	(n)	(3.9)	(2.6)	(2.8)
Deferred stripping	(p)(h)(i)(j)	(62.2)	(41.7)	(21.9)
Inventory	(r)	(9.5)	1.8	2.3
Impairment of Agnew	(s)	(43.0)	(37.1)	(39.0)
Interest capitalisation	(u)	13.5	—	—
Inventory stockpiles	(v)	(9.5)	—	—

		275.7	(144.7)	0.4

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

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

For management reporting purposes, the entire interest acquired in was fair valued upon gaining a controlling interest. Under US GAAP, only the additional interest acquired was fair valued. In addition, US GAAP requires retrospective equity accounting from the date the interest is acquired until the Group obtains control and the investment becomes a subsidiary. For management reporting purposes no retrospective equity accounting is applied.

(f)	Business combinations—purchase of South Deep

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under US GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

For management reporting purposes, the entire interest acquired in South Deep was fair value upon gaining a controlling interest. Under US GAAP, only the additional interest acquired was accounted for at fair value; assets acquired before obtaining control are stated at historical carrying amounts. In addition, US GAAP requires retrospective equity accounting from the date the interest is acquired until the Group obtains control and the investment becomes a subsidiary. For management reporting purposes no retrospective equity accounting is applied.

For management reporting purposes, any excess arising over the purchase price paid and the fair value of the net identifiable assets and liabilities acquired for additional interests in subsidiaries from minority shareholders are recorded directly in equity (‘economic entity model’). Under US GAAP, any excess over the purchased price paid and the fair value of the net identifiable assets and liabilities are recorded as goodwill (‘parent company model’).

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(i)	Amortization—inclusion of future costs

For management reporting purposes, future mine development costs are included in mining assets in calculating depreciation and amortization. Under US GAAP, future development costs are not included in the calculation of depreciation and amortization.

(j)	Ghana cut-backs

For management reporting purposes, waste laybacks at surface operations are capitalized as mine development costs. Under US GAAP, once the production phase of a mine has commenced, waste laybacks are considered variable production costs that should be included as a component of inventory to be recognized in Production costs exclusive of depreciation and amortization in the same period as the revenue from the sale of inventory. As a result, capitalization of waste laybacks is appropriate only to the extent product inventory exists at the end of a reporting period.

(k)	Exploration costs

For management reporting purposes, exploration costs are capitalized from the date the drilling program confirms sufficient evidence of mineralization to proceed with a feasibility study. Under US GAAP, exploration costs are capitalized from the date a bankable feasibility study is completed.

(l)	Share-based compensation

For management reporting purposes, share-based compensation expense is recognized on a fair value basis for all grants subsequent to November 7, 2002 but that were unvested on July 1, 2005. Under US GAAP, subsequent to June 30, 2005 the company recognized share-based compensation expense for the fair value of options granted subsequent to June 30, 2005. Prior to July 1, 2005, the Company recognized share-based compensation expense based upon the difference between the option grant price and the market price at the date of grant or modification.

(m)	Provision for rehabilitation

(i)	Amortization of rehabilitation asset

The rehabilitation asset’s carrying value for management reporting purposes is different to that under US GAAP, which results in a different amortization charge.

(ii)	Revisions to the asset retirement obligation

For management reporting purposes, all changes in the carrying amount of the obligation are recognized as an increase or decrease in the carrying amount of the associated capitalized retirement cost. Due to differences in the capitalized retirement cost between management reporting and US GAAP, differences could arise. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and the associated capitalized retirement cost for US GAAP.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

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

For management reporting purposes, the Company defers the waste stripping costs in excess of the expected average pitlife stripping ratio. Under US GAAP, waste stripping costs are considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory.

(q)	Write-down of investments

Under US GAAP, where the fair value of available for sale investments are lower than their original cost for a continuous period of longer than 12 months, the unrealized loss is recognized in the consolidated statements of operations. For management reporting purposes, the unrealized losses on these investments have remained in other comprehensive income.

(r)	Inventory

Under US GAAP additional amortization, waste normalization and cut backs expensed are included in the cost of inventory produced. No such absorption of costs occurred for management reporting purposes. Additionally, for management reporting purposes, no adjustment is required to record inventory at net realizable value. Under US GAAP, due to the impact of the amortization adjustments on the inventory valuation, an adjustment is required to record inventory at net realizable value.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

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

(u)	Interest capitalization

For management reporting purposes, borrowing costs are capitalised to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other that funding the operations of the Group. Under US GAAP, total outstanding debt financing is taken into account in calculating the amount of borrowing cost to be capitalised.

(v)	Inventory stockpiles

For management reporting purposes, previous impairment charges writing down stockpiles to net realizable values are reversed when the net realizable rises above the original cost. Under US GAAP, the net realizable value is deemed the new base cost and impairment charges are not reversed.

(w)	Amortization—cut-off between development and production

For Group reporting purposes, the cut-off point between the development phase of mining and the production phase of mining is determined when the operation reaches a predetermined cut-off point of commercial levels of production. Costs are capitalized during the development phase of mining and expensed to working costs when the production phase commences. Under US GAAP, the production phase commences when more than a de minimus amount of ore has been extracted from the ore body.

(x)	Presentation of equity investee profits and losses

For management reporting purposes share of equity investee profits or losses is disclosed before income tax. Under US GAAP, share of equity losses and profits is disclosed after income tax.

25	SUBSEQUENT EVENTS

Sale of Choco 10

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of approximately U.S.$532 million (based on the volume weighted average price, or VWAP, of Rusoro shares as quoted by Bloomberg for the 10 days prior to the date the agreement was signed). Gold Fields received US$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro. Pursuant to the transaction, Rusoro acquired Gold Fields’ stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields.

Sale of Essakane

On November 26, 2007, Gold Fields sold its 60% stake in the Essakane project to Orezone for U.S.$150 million in cash and issued 41,666,667 common shares having an aggregate subscription price of U.S.$50 million to its wholly-owned subsidiary Gold Fields Essakane (BVI) Limited. Following the acquisition, Gold Fields owns 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Acquisition of Prospecting Rights Contiguous to South Deep

Gold Fields announced on July 27, 2007 that JCI and Randgold & Exploration Company Limited, or R&E, will relinqish certain rights which they have to the prospecting rights contiguous to South Deep for a consideration of R400 million plus value added tax. On October 31, 2007, the shareholders of JCI and R&E approved the agreement and the transaction, which closed on November 5, 2007. The transaction has resulted in Gold Fields Operations Limited (formerly, Western Areas) owning 74% of a company which holds the prospecting rights to the contiguous ground, immediately to the south, east and west of South Deep, with Peotona Gold holding the balance.

Cerro Corona Project

Gold Fields La Cima announced on November 15, 2007 a four month delay and a revised capital forecast for the Cerro Corona gold/copper project in Peru.

The construction costs for the project were previously estimated at approximately US$343 million and the treatment of ore was scheduled to commence early in the third quarter of fiscal 2008.

The construction costs have now been revised to US$421 million, which includes an additional contingency of US$20 million, and the treatment of ore is now scheduled to commence towards the middle of the fourth quarter of fiscal 2008.

The delay is mainly due to two issues:

•

Deficient progress on the construction of the tailings management facility, or TMF, caused by poor rock quality in the project quarries, and inadequate material delivery rates required for the construction of the TMF embankment; and

•	Underperformance over the two months prior to the announcement by several contractors responsible for the structural and mechanical installation of the concentrator.

R1,000,000,000 Short Term Revolving Credit Facility

On December 6, 2007, GFIMSA and Gold Fields entered into a mandate letter and term sheet with Absa Capital, a division of Absa Bank Limited, or the Mandated Lead Arranger, which sets out the terms and conditions upon which the Mandated Lead Arranger is prepared to arrange and underwrite a short term revolving credit facility of up to R1,000,000,000, or the Absa 2 Facility, for GFIMSA, Gold Fields Orogen Holding (BVI) Limited, GFL Mining Services Limited, Gold Fields Operations Limited and/or or any other subsidiary of Gold Fields Limited, or the Parent, acceptable to the Parent and the Mandated Lead Arranger, acting reasonably. The Absa 2 Facility will be used for capital expenditure in respect of gold mining projects and general corporate and working capital purposes. Borrowings under the Absa 2 Facility will be guaranteed by Gold Fields and certain of its subsidiaries. In terms of the Absa 2 Facility, Gold Fields will need to maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There will also be restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction. Gold Fields will pay a quarterly commitment fee of 0.15% per annum on any undrawn amounts under the Absa 2 Facility.

The Absa 2 Facility will be payable 364 days after the signing date. Gold Fields has the option to repay the Absa 2 Facility in whole or in part by giving 5 days’ prior notice.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated December 7, 2007, appearing elsewhere in this Annual Report on Form 20-F, also included an audit of the financial statement schedule listed in Item 18 of this Annual Report on Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

December 7, 2007

S-1

Schedule 1—Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Deduction	Arising on acquisition of subsidiaries	Foreign currency translation adjustment	Balance at end of period
Year ended June 30, 2007
Valuation allowance	43.4	20.5	(3.8)	44.1	2.9	107.1
Year ended June 30, 2006
Valuation allowance	36.2	4.7	—	—	2.5	43.4
Year ended June 30, 2005
Valuation allowance	37.0	1.5	—	—	(2.3)	36.2

S-2

Exhibits

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1(†)	Memorandum of Association of Gold Fields

1.2(†)	Articles of Association of Gold Fields

1.3	Amended Articles of Association of Gold Fields

2.1(†)	Memorandum of Association of Gold Fields (included in Exhibit 1.1)

2.2(†)	Articles of Association of Gold Fields (included in Exhibit 1.2)

2.3(††)	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002

2.4(††)	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5(†)	Excerpts of relevant provisions of the South African Companies Act

2.6(†)	Excerpts of relevant provisions of the JSE Limited listing requirements

2.7	Amended Articles of Association of Gold Fields (included in Exhibit 1.3)

4.1(†)	The GF Non-Executive Director Share Plan, adopted October 31, 2001

4.2(†)	The GF Management Incentive Scheme, adopted November 10, 1999

4.3(††††)	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

4.4(††††)	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001

4.5(††††)	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001

4.6(††††)	Exploration Incentive Plan, adopted on May 25, 1999, as amended on August 22, 2000

4.7(††††)	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004

4.8(††††)	Service Agreement between Ian D. Cockerill and GFL Mining Services Ltd., effective March 1, 2004

4.9(††††)	Service Agreement between Nicholas J. Holland and GFL Mining Services Ltd., effective March 1, 2004

4.10(††††)	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004

4.11(††††)	Memorandum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated September 18, 2003

4.12(††††)	First Addendum of Agreement between Anglogold Limited and Driefontein Consolidated (Proprietary) Limited, dated January 27, 2004.

4.13(†††)	Purchase Agreement between Outokumpu Nickel B.V., Outokumpu Mining Oy, Gold Fields Exploration B.V. and Gold Fields Finland Oy, dated September 4, 2003

No.	Exhibit
4.14(†††)	Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated July 25, 2003

4.15(††††)	Addendum Number 1 to the Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated February 12, 2004

4.16(†††)	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003

4.17(†††)	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003

4.18(†††)	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Proprietary Limited and Gold Fields Guernsey Limited, dated December 11, 2003

4.19(††††)	Addendum to GFI-SA Loan Agreement among Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey Limited and GFI-SA, dated February 13, 2004

4.20(††††)	PIC Put Option Agreement between Public Investment Corporation, GFL Mining Services Limited and Gold Fields Limited, dated February 13, 2004

4.21(††††)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated November 17, 2004

4.22(††††)	Second Addendum to GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited (acting through its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated November 17, 2004

4.23(†††††)	The Gold Fields Limited and Bolivar Gold Corporation Arrangement Agreement, dated December 1, 2005

4.24(†††††)	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005

4.25(†††††)	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005

4.26(††††††)	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated July 17, 2006

4.27(††††††)	Acquisition and Framework Agreement between North American Palladium Limited, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy, dated March 24, 2006, as amended on May 12, 2006

4.28(††††††)	Service Agreement between Gold Fields Arctic Platinum Oy, North American Palladium Limited and North American Palladium Arctic Services Oy, dated March 24, 2006

4.29(††††††)	U.S.$250,000,000 Facility Agreement between Orogen Holding (BVI) Limited, Gold Fields Limited, GFI Mining South Africa (Proprietary) Limited, Gold Fields Holdings Company (BVI) Limited, Barclays Capital, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated March 3, 2006

4.30(††††††)	Share Purchase Agreement between PDG Aureate Limited, Barrick Gold Corporation and Gold Fields Limited, dated September 11, 2006

No.	Exhibit
4.31(††††††)	Agreement between Gold Fields Limited, JCI Limited, JCI Investment Finance (Proprietary) Limited and JCI Gold Limited, dated September 11, 2006

4.32(††††††)	U.S.$150,000,000 Facility Agreement between Gold Fields La Cima S.A., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and Financial Institutions (as defined in the Facility), dated November 14, 2006

4.33(††††††)	U.S.$1,800,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, The Subsidiaries (as defined in the Facility), Citibank, N.A. London Branch, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated November 24, 2006

4.34	Third Addendum to GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited (acting through its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Holdings Company (BVI) Limited, dated August 24, 2007

4.35	Agreement between Mvela Holdings (Proprietary Limited), Mvelaphanda Resources Limited, The Phalali Investment Trust, Newshelf 848 (Proprietary) Limited, Newshelf 849 (Proprietary) Limited, P L Zim and Afripalm Resources (Proprietary) Limited, dated March 30, 2007

4.36	Agreement between Mvela Holdings (Proprietary Limited), Mvelaphanda Resources Limited, The Phalali Investment Trust, Newshelf 848 (Proprietary) Limited, Newshelf 849 (Proprietary) Limited, P L Zim and Afripalm Resources (Proprietary) Limited, dated April 26, 2007

4.37	U.S.$750,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, Gold Fields Orogen Holding (BVI) Limited, Western Areas Limited, ABN AMRO Bank N.V., Barclays Capital and Barclays Bank plc, dated May 16, 2007

4.38	Rand 500,000,000 Facility Agreement between Absa Capital (a division of Absa Bank Limited) and GFI Mining South Africa (Proprietary) Limited, dated August 21, 2007

4.39	Combination Agreement between Rusoro Mining Ltd. and Gold Fields Netherlands B.V., dated October 11, 2007 and effective October 12, 2007

4.40	Share Purchase Agreement between Gold Fields Orogen Holding (BVI) Limited, Gold Fields Essakane (BVI) Limited, Orezone Essakane (BVI) Limited and Orezone Resources Inc., dated October 10, 2007 and effective October 11, 2007

4.41	Agreement between Ian D. Cockerill and GFL Mining Services Limited, dated September 7, 2007 and effective March 1, 2007

4.42	Agreement between Nicholas J. Holland and GFL Mining Services Limited, dated September 7, 2007 and effective March 1, 2007

4.43	Agreement between Ian D. Cockerill and Gold Fields Ghana Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007

4.44	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007

4.45	Agreement between Ian D. Cockerill and Gold Fields Orogen Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007

4.46	Agreement between Nicholas J. Holland and Gold Fields Orogen Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007

8.1	Amended list of subsidiaries of the registrant

No.	Exhibit
12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

(†)	Incorporated by reference to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

(††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002.

(†††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

(††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004.

(†††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005.

(††††††)	Incorporated by reference to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006.