Form 20-F
period 2008-06-30
GOLD FIELDS LTD
filed 2008-11-17
CIK 1172724

As filed with the Securities and Exchange Commission on November 17, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2008

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

24 St. Andrews Road

Parktown, 2193

South Africa

011-27-11-644-2400

(Address of principal executive offices)

Michael Fleischer

Executive Vice President General Counsel

Tel: 011-27-11-644-2696

Fax : 011-27-11-484-4911

michael.fleischer@goldfields.co.za

24 St. Andrews Road

Parktown, 2193

South Africa

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

653,200,682 ordinary shares of par value Rand 0.50 each

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2008 (Rand 8.00 per $1.00 as of June 24, 2008), except for specific items included within shareholders’ equity that are translated at the rate prevailing on the date the relevant transaction was entered into, and statement of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 7.27 per $1.00 for the year ended June 30, 2008).

In this annual report, Gold Fields presents the financial items “total cash costs,” “total cash costs per ounce”, “total production costs” and “total production costs per ounce,” which have been determined using industry standards promulgated by the Gold Institute and are not U.S. GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data,” “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

In this annual report Gold Fields also presents the financial items “operating costs” and “notional cash expenditure”, or NCE. Operating costs and NCE have been determined by Gold Fields on the basis of internally developed definitions and are not U.S. GAAP measures. Gold Fields defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation and NCE as operating costs plus additions to property plant and equipment. See “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.” An investor should not consider these items in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Operating costs and NCE as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

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

In this annual report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$,” “U.S.$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars, “PEN” and “Nuevos Soles” refer to Peruvian Nuevos Soles and “VEB” and “Bolivars” refer to Venezuelan bolivars.

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

Certain information in this annual report presented in Rand, Australian dollars, Bolivars and Peruvian Nuevos Soles has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 8.00 per $1.00 and A$1.00 per $0.9573, which were the noon buying rates on June 24, 2008. For Bolivars, the conversion rate is VEB 2.1473 per $1.00, which was the rate fixed by the Venezuelan government as of June 30, 2008. By including the U.S. dollar equivalents, Gold Fields is not representing that the Rand, Australian dollar, Peruvian Nuevo Sol or Bolivar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

Information on South Deep, Western Areas and BGSA

This annual report contains certain information relating to Western Areas Limited, or Western Areas (now known as Gold Fields Operations Limited), or Western Areas, Barrick Gold South Africa (Pty) Limited, or BGSA (now known as GFI Joint Ventures Holding (Pty) Limited, or GFI Joint Ventures), and the South Deep gold mine, or South Deep, including information contained in “Risk Factors,” “Information on the Company,” “Operating and Financial Review and Prospects” and “Additional Information.” This information, as it relates to information regarding South Deep, Western Areas and BGSA in the period before Gold Fields’ acquisition of these entities, has been compiled from information published by Western Areas, including information filed with the JSE Limited, or JSE, and certain due diligence materials made available to Gold Fields by Western Areas and Barrick Gold Corporation, or Barrick, and has not been commented on by any representative of Western Areas or Barrick. Gold Fields has sought to ensure that the information presented has been accurately reproduced from these sources. However, Gold Fields is otherwise unable to confirm that the information relating to Western Areas, South Deep and BGSA is in accordance with the facts and does not omit anything likely to affect the import of the information. The majority of Gold Fields’ proven and probable reserves for South Deep are outside the current mining area and are based on the pre-acquisition South Deep operation reserve figures as declared for December 2005 by an independent reserve panel for the Barrick Gold-Western Areas Joint Venture between BGSA (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas. Gold Field has re-modeled, re-evaluated, designed and scheduled the current mining area in accordance with Gold Fields standards and procedures. The proven and probable reserves for South Deep included in this annual report take account of this revised information as well as mining depletion through June 30, 2008. See also “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

Forward-looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this annual report that are not historical facts are “forward-looking statements.”

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	the success of exploration and development activities;

•	decreases in the market price of gold or copper;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions;

•	availability, terms and deployment of capital or credit;

•	changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and

•	political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for each of the three years ended June 30, 2008, and as of June 30, 2008 and 2007 have been extracted from the more detailed information, including Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes, which appear elsewhere in this annual report. The selected historical consolidated financial data for each of the two years ended June 30, 2005, and as of June 30, 2006, 2005 and 2004 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below have been derived from financial statements which have been prepared in accordance with U.S. GAAP.

	Year ended June 30,(1)(2)
	2004	2005	2006	2007	2008
	(in $ millions, except where otherwise noted)
Statements of Operations Data
Revenues	1,706.2	1,893.1	2,282.0	2,735.2	3,206.2
Production costs (exclusive of depreciation and amortization)	1,255.2	1,372.4	1,499.9	1,707.7	1,996.1
Depreciation and amortization	230.5	366.4	353.3	388.2	400.5
Corporate expenditure	20.3	22.5	21.9	38.4	41.0
Employment termination costs	10.5	13.7	9.1	4.9	16.2
Exploration expenditure	39.9	46.0	39.3	47.4	39.8
Impairment of assets	72.7	233.1	—	—	11.4
Shaft closure costs	—	—	—	—	3.3
Impairment of critical spares	—	2.8	—	—	—
(Decrease)/increase in post-retirement healthcare provision	(5.1)	(4.2)	(0.5)	1.3	(0.7)
Accretion expense on environmental rehabilitation	8.4	11.5	8.6	6.4	12.0
Share-based compensation	—	2.1	11.5	12.5	20.7
Harmony hostile bid costs	—	50.8	—	—	—
IAMGold transaction costs	—	9.3	—	—	—
Interest and dividends	19.4	29.2	26.8	26.8	31.2
Finance income/(expense)	(12.2)	(54.9)	(55.6)	(95.2)	(100.4)
Unrealized gain on financial instruments	39.2	4.9	14.6	15.4	—
Realized gain/(loss) on financial instruments	(8.7)	2.1	(9.1)	(10.7)	19.8
Realized loss on foreign exchange	—	—	—	(15.1)	1.7
Profit on sale of property, plant and equipment	0.3	0.8	3.7	7.4	4.6
Profit on disposal of subsidiaries	—	—	—	—	208.4
Profit on disposal of listed investments	13.9	8.1	6.3	26.8	3.7
Profit on disposal of exploration rights	—	7.5	—	—	—
Profit on disposal of mineral rights	27.1	—	—	—	—
Write-down of investments	—	(7.7)	—	—	—
Write-down of mineral rights	(3.6)	—	—	—	—
Other income/(expenses)	1.8	(4.3)	(16.5)	(2.2)	5.9

	Year ended June 30,(1)(2)
	2004	2005	2006	2007	2008
	(in $ millions, except where otherwise noted)
Income/(loss) before tax, impairment of investment in equity investee, share of equity investees’ (losses)/income and minority interests	180.7	(247.6)	309.1	481.6	840.8
Income and mining tax (expense)/benefit	(50.9)	85.8	(110.6)	(209.3)	(271.2)

Income/(loss) before impairment of investment in equity investee, share of equity investees’ (losses)/income and minority interests	129.8	(161.8)	198.5	272.3	569.6
Impairment of investment in equity investee	—	—	—	—	(61.3)
Share of equity investees’ (losses)/income	(13.3)	(0.8)	(7.0)	0.3	(16.0)
Minority interests	(21.8)	(20.6)	(29.8)	(26.5)	(39.8)

Net income/(loss)	94.7	(183.2)	161.7	246.1	452.5
Basic earnings/(loss) per share ($)	0.10	(0.37)	0.33	0.44	0.69
Diluted earnings/(loss) per share ($)	0.10	(0.37)	0.33	0.44	0.69

Other Financial and Operating Data
Dividend per share (Rand)	1.40	0.70	0.80	2.00	1.60
Dividend per share ($)	0.19	0.11	0.13	0.28	0.22
Total cash costs per ounce of gold produced ($)(3)	273	302	338	394	505
Total production costs per ounce of gold produced ($)(4)	329	385	419	482	610
Notional cash expenditure per ounce of gold produced ($)(5)	402	416	441	596	822

Notes:

(1)	The data for each of the three years ended June 30, 2006 and as of June 30, 2004, 2005 and 2006 has been adjusted due to a change in accounting policy in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized. Under this revised accounting policy, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Previously, at Gold Fields’ underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs and expensed as incurred.

(2)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. See Note 3(c) to Gold Fields’ audited consolidated financial statements included elsewhere in this annual report. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as minority interests. U.S. GAAP requires that where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.

(3)

Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the

Bolivar, compared with the U.S. dollar. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total cash costs and total cash costs per ounce are not U.S. GAAP measures. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2007 and 2006.”

(4)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Changes in the currency exchange rate between the Bolivar and the U.S. dollar affected changes in total production costs per ounce until the sale of the Choco 10 mine on November 30, 2007. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. Total production costs per ounce is not a U.S. GAAP measure. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute has provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2008, 2007, and 2006, see “Operating and Financial Review and Prospects— Results of Operations—Years Ended June 30, 2008 and 2007” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2007 and 2006.”

(5)	Gold Fields defines notional cash expenditure, or NCE, as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per ounce basis. Management considers NCE per ounce to be an important measure as it believes NCE per ounce provides more information than other commonly used measures, such as total cash costs per ounce, the real cost to Gold Fields of producing an ounce of gold, reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that NCE per ounce is a useful indication of the cash Gold Fields has available to do things other than produce gold, such as paying taxes, repaying debt, funding exploration and paying dividends.

Notional cash expenditure per ounce is not a U.S. GAAP measure. An investor should not consider NCE or operating costs in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. NCE and operating costs as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies. For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

	Year ended June 30,(1)(2)
	2004	2005	2006	2007	2008
	(in $ millions, except where otherwise noted)
Balance Sheet Data
Cash and cash equivalents	656.3	503.7	217.7	326.4	253.7
Current portion of financial instruments	37.0	46.8	30.4	—	6.9
Receivables	116.4	119.9	148.7	297.7	280.1
Inventories	63.9	77.4	111.3	144.9	152.8
Material contained in heap leach pads	42.5	55.1	47.7	58.1	74.5

Total current assets	916.1	802.9	555.8	827.1	768.0
Property, plant and equipment, net	2,912.7	2,688.6	3,172.1	5,576.8	5,423.7
Goodwill	—	—	—	1,222.7	1,092.8
Non-current portion of financial instruments	70.3	32.4	—	—	—
Non-current investments	161.5	192.0	371.8	401.8	737.4

Total assets	4,060.6	3,715.9	4,099.7	8,028.4	8,021.9

Accounts payable and provisions	273.4	241.9	299.8	463.6	610.3
Current portion of financial instruments	—	—	—	10.8	—
Interest payable	17.2	32.6	29.8	34.7	29.2
Income and mining taxes payable	14.2	18.0	46.8	72.2	123.1
Current portion of long-term loans	—	—	0.3	227.5	772.9
Bank overdraft	—	—	—	3.3	2.7

Total current liabilities	304.8	292.5	376.7	812.1	1,538.2
Long-term loans	643.2	653.1	737.9	1,211.8	564.2
Deferred income and mining taxes	811.8	650.0	781.8	879.5	719.9
Provision for environmental rehabilitation	116.0	134.6	146.4	197.2	216.2
Provision for post-retirement healthcare costs	18.9	9.0	7.4	9.5	7.9
Minority interests	102.7	118.4	125.1	127.1	151.4
Share capital	43.6	43.7	43.9	54.8	54.9
Additional paid-in capital	1,792.3	1,797.9	1,827.6	4,459.8	4,490.4
Retained earnings	261.7	24.0	123.9	211.8	521.8
Accumulated other comprehensive (loss)/income	(34.4)	(7.3)	(71.0)	64.8	(243.0)
Total shareholders’ equity	2,063.2	1,858.3	1,924.4	4,791.2	4,824.1

Total liabilities and shareholders’ equity	4,060.6	3,715.9	4,099.7	8,028.4	8,021.9

	Year ended June 30,(1)(2)
	2004	2005	2006	2007	2008
	(in $ millions, except where otherwise noted)
Other Data
Number of ordinary shares as adjusted to reflect changes in capital structure	491,492,520	492,294,226	494,824,723	652,158,066	653,200,682
Net assets	2,063.2	1,858.3	1,924.4	4,791.2	4,824.1

Notes:

(1)	The data for each of the three years ended June 30, 2006 and as of June 30, 2004, 2005 and 2006 has been adjusted due to a change in accounting policy in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized. Under this revised accounting principle, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Previously, at Gold Fields’ underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs and expensed as incurred.

(2)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. See Note 3(c) to Gold Fields’ audited consolidated financial statements included elsewhere in this annual report. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as minority interests. U.S. GAAP requires that where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high, low and period-end noon buying rates in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Rand per $1.00:

Year ended June 30,	Average(1)
2004	6.78
2005	6.20
2006	6.42
2007	7.20
2008	7.30
2009 (through October 31, 2008)	8.30

Note:

(1)	The average of the noon buying rates on the last day of each full month during the relevant period.

Month ended	High	Low
May 31, 2008	7.76	7.47
June 30, 2008	8.12	7.70
July 31, 2008	7.92	7.31
August 31, 2008	7.90	7.24
September 30, 2008	8.32	7.77
October 31, 2008	11.27	8.27

The noon buying rate for the Rand on October 31, 2008 was Rand 9.87 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE Limited, or JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the New York Stock Exchange. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.

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

While the aggregate effect of these factors is impossible for Gold Fields to predict, if gold prices should fall below the amount it costs Gold Fields’ to produce gold and remain at such levels for any sustained period, Gold Fields may experience losses and may be forced to curtail or suspend some or all of its operations and/or reduce capital expenditures. In addition, Gold Fields might not be able to recover any losses it may incur during that period.

Copper will account for a significant proportion of the revenues at Gold Fields’ Cerro Corona Project, although Gold Fields does not expect copper to be a major element of its overall revenues. A decline in copper prices, which have also fluctuated widely, could adversely affect the revenues and cashflows from the Cerro Corona Project.

Because Gold Fields does not use commodity or derivative instruments to protect against low gold prices with respect to its production, Gold Fields is exposed to the impact of any significant decline in the gold price.

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

The ore reserves stated in this annual report represent the amount of gold and copper that Gold Fields estimated, as of June 30, 2008, could be mined, processed and sold at prices sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, prices and exchange rates, many of which are beyond Gold Fields’ control. In the event that Gold Fields revises any of these assumptions in an adverse manner, Gold Fields may need to revise its ore reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase, if gold or copper prices decrease or if the Rand or Australian dollar strengthens against the U.S. dollar, a portion of Gold Fields’ ore reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves. See “Information on the Company—Reserves of Gold Fields as of June 30, 2008.”

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

In order to expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing companies or assets. Gold Fields’ success at making any acquisitions will depend on a number of factors, including, but not limited to:

•	negotiating acceptable terms with the seller of the business to be acquired;

•	obtaining approval from regulatory authorities;

•	assimilating the operations of an acquired business in a timely and efficient manner;

•	maintaining Gold Fields’ financial and strategic focus while integrating the acquired business;

•	implementing uniform standards, controls, procedures and policies at the acquired business; and

•	operating in a new environment to the extent that Gold Fields makes an acquisition outside of markets in which it has previously operated.

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

In order to expand its operations and reserve base, Gold Fields may rely on its exploration program for gold and other metals associated with gold and its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and frequently is unsuccessful. Any exploration program entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields’ exploration efforts may not result in the discovery of gold or other metals associated with gold and any mineralization discovered may not result in an increase of Gold Fields’ reserves. If orebodies are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Gold Fields’ exploration program may not result in the replacement of current production with new reserves or result in any new commercial mining operations. Also, to the extent Gold Fields participates in the development of a project through a joint venture, there could be disagreements or divergent interests or goals among the joint venture parties which could jeopardize the success of the project.

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

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with Gold Fields’ underground mining operations include:

•	rock bursts;

•	seismic events, particularly at the Driefontein, Kloof and South Deep operations;

•	underground fires and explosions, including those caused by flammable gas;

•	cave-ins or gravity falls of ground;

•	discharges of gases and toxic substances;

•	releases of radioactivity;

•	flooding;

•	accidents related to the presence of mobile machinery

•	ground and surface water pollution, including as a result of potential spillage or seepage from tailings dams;

•	sinkhole formation and ground subsidence; and

•	other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

Gold Fields’ South African operations may be more susceptible to certain of these risks because significant amounts of mining occur at deep levels of up to 3,500 meters below the surface.

Hazards associated with Gold Fields’ open pit mining operations include:

•	flooding of the open pit;

•	collapses of the open pit walls;

•	accidents associated with the operation of large open pit mining and rock transportation equipment;

•	accidents associated with the preparation and ignition of large-scale open pit blasting operations;

•	ground and surface water pollution, including as a result of potential spillage or seepage from tailings dams;

•	production disruptions due to weather; and

•	hazards associated with heap leach processing, such as groundwater and waterway contamination.

Hazards associated with Gold Fields’ rock dump and production stockpile mining and tailings disposal include:

•	accidents associated with operating a rock dump and production stockpile and rock transportation equipment;

•	production disruptions due to weather;

•	collapses of tailings dams; and

•	ground and surface water pollution, on and off site.

Gold Fields is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay or halt production, increase production costs and result in liability for Gold Fields.

Gold Fields may also be subject to actions by labor groups or other interested parties who object to perceived conditions at the mines or to the perceived environmental impact of the mines. These actions may delay or halt production or may create negative publicity related to Gold Fields.

If Gold Fields experiences further losses of senior management or is unable to hire and retain sufficient technically skilled employees, its business may be materially and adversely affected.

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team. There can be no certainty that the services of its senior management will continue to be available to Gold Fields. During fiscal 2008, Gold Fields’ Chief Executive Officer resigned and his position was filled by the Chief Financial Officer. As of the date of this Annual Report a new Chief Financial Officer has not yet been appointed. In addition, Gold Fields’ Head of Corporate Development resigned as of May 2008 and its Chief Operating Officer resigned as of October 2008. Any further senior management departures could adversely affect Gold Fields’ efficiency, control over operations and results of operations.

One of Gold Fields’ medium-term priorities is to restructure its operations into four regions that will operate with more autonomy than under Gold Fields’ current structure. See “Information on the Company—Strategy—Medium-term Priorities”. An important element of this plan is bolstering the technical skills base of each of the South African and International management teams to provide additional resources and to provide for succession planning. Due to the global resources boom combined with a reduction in training, the mining industry, including Gold Fields, is experiencing a global shortage of technically skilled employees. Gold Fields may be unable to hire or retain appropriate technically skilled employees or other management personnel, or may have to pay higher levels of compensation than it currently intends in order to do so. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel, it may not achieve the intended benefits of its regional restructuring, which could have an adverse effect on its results of operations and financial position.

Because gold is generally sold in U.S. dollars, while most of Gold Fields’ production costs are in Rand and other non-U.S. dollar currencies, Gold Fields’ operating results or financial condition could be materially harmed by an appreciation in the value of these other currencies.

Gold is sold throughout the world principally in U.S. dollars, but Gold Fields’ costs of production are incurred principally in Rand and other non-U.S. dollar currencies. As a result, any significant and sustained appreciation of any of these currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could adversely affect Gold Fields’ operating results or financial condition.

Economic or political instability in the countries or regions where Gold Fields’ operates may have an adverse effect on Gold Fields’ operations and profits.

Gold Fields has significant operations in South Africa, Ghana, Australia and Peru. As a result, changes or instability to the economic or political environment in any of these countries or in neighboring countries could affect an investment in Gold Fields.

Several of these countries have, or have had in the recent past, high levels of inflation. Continued or increased inflation in any of the countries where it operates could increase the prices Gold Fields pays for products and services, including wages for its employees and power costs, which if not offset by increased gold prices or currency devaluations could have a material adverse effect on Gold Fields’ financial condition and results of operations.

The South African government has implemented laws aimed at alleviating and redressing the disadvantages suffered by citizens under previous governments. In the future the South African government may implement new laws and policies, which in turn may have an adverse impact on Gold Fields’ operations and profits. In recent years, South Africa has experienced high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Gold Fields may have difficulties attracting and retaining qualified employees.

National elections are scheduled to take place in South Africa in the spring of 2009, which may result in the election of a new president. South Africa is a young democracy, with the upcoming election being only the fourth since the current political system was instituted. It is not certain what, if any, political or economic impact the elections will have in South Africa generally, or on Gold Fields specifically. National presidential elections are also scheduled to take place in Ghana in December 2008. It is not certain what, if any, political or economic impact the elections will have in Ghana generally, or on Gold Fields specifically.

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

Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition.

In South Africa, Gold Fields’ mining operations are dependent upon electrical power generated by the State utility, Eskom. Eskom holds a monopoly on power supply in the South African market. As a result of an increase in demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. On January 24, 2008, Gold Fields suspended all mining activity at its South African operations, due to Eskom declaring force majeure and advised their Key Industrial Consumers, of which Gold Fields is one, that it could not guarantee the supply of electricity, forcing Gold Fields to reduce consumption to the minimum possible level. 50% of Gold Fields’ normal electrical consumption is required simply to pump, ventilate and refrigerate its South African operations. On January 28, 2008, the power supply was restored to 71% of total average consumption allowing Gold Fields to begin ramping up production at its South African operations. On January 29, 2008, 80% of total average consumption was restored to Gold Fields’ South African mines and Eskom authorized mines to increase their power load from 80% to 90% on February 1, 2008. On March 7, 2008, the South African mining industry was allocated an additional 260 MW of power and on Friday, March 14, 2008 Eskom informed Gold Fields of its portion of the additional amount, which Gold Fields has allocated to its Kloof and Driefontein mines. These allocations increased the total power available to Gold Fields’ Driefontein and Kloof mines to approximately 95% of the historical average consumption profile and the Beatrix and South Deep mines to approximately 90%. There can be no assurance that power supplies can or will be maintained at this level, particularly as the designation of the baseline historical average consumption rate remains under discussion with Eskom. Eskom has also advised Gold Fields that it intends to increase power tariffs significantly. Should the power constraints continue or should Gold Fields be unable to achieve its production or cost targets due to the current constraints, any additional power outages or any power tariff increases, then its financial condition and results of operations may be adversely impacted. In fiscal 2008, power costs made up approximately 11% to 12% of the costs of production at the South African operations. See “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining.”

Gold Fields’ power needs in South Africa will increase as it builds up production at its South Deep mine. It has requested an additional allocation from Eskom and has been verbally informed that the request will be granted. However, there can be no assurance that it will receive all or any of the additional power it needs. Any failure to receive an additional power allocation could have an adverse effect on Gold Fields’ ability to develop South Deep.

Gold Fields Ghana Limited, or Gold Fields Ghana, among other mining companies in Ghana, was asked by the state electricity supplier, the Volta River Authority, or VRA, on August 14, 2006 to immediately reduce its electricity demand by 25%. On August 28, 2006, Gold Fields was asked to reduce its demand by a further 25%. The VRA requested these reductions in electricity usage largely because of the low water reservoir level of the VRA’s Akosombo generating facility and concerns about its ability to meet future supply and demand at present consumption levels. Gold Fields Ghana agreed to reduce its demand for electricity from the VRA and the Electricity Company of Ghana Limited at the Tarkwa and Damang operations, respectively, and used emergency diesel powered generators situated at both mines to make up the difference. Gold Fields’ power costs of production for fiscal 2008 arising from the use of diesel generators was approximately U.S.$ 6.5 million. The VRA indicated that the requirement for reduced electricity demand would last until the water levels in the reservoir have reached appropriate levels. The rainy season of 2007, together with conservative management of hydroelectric generation, has allowed the Volta River to rise to pre-2004 levels and so, rationing was lifted in early 2008. However, there can be no assurance that there will not be new disruptions to the electricity supply.

On November 1, 2007, the government of Ghana increased the published electricity tariff to large customers, including the mining industry, due to the effect of the drought on hydroelectric power generation in the country and on July 1, 2008 it increased it again due to the rising price of oil. The recent increases in electricity tariff have particularly adversely affected Damang and may lead to a need for higher investment returns in order to justify further investment at Damang. These increases will also adversely affect income and cash flow from Gold Fields’ Ghanaian operations.

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

The transportation of concentrate produced at Cerro Corona by truck and ship can be interrupted, or result in environmental damage.

The gold/copper concentrate produced at Gold Field’s Cerro Corona operation in Peru is transported by truck from the mine to the coast where it is loaded onto ships for transportation to smelters in Asia and Europe, with the risk of loss passing to the buyers only once the concentrate is loaded onto the ship. Gold Fields uses convoys of at least five trucks, accompanied by security personnel to transport the concentrate to the port, but the trucks are still susceptible to road blockades and possible theft of concentrate. On arrival at the port, transfer of the concentrate to ships can be delayed by restrictions on port operations. Any delays in the transportation of concentrate can adversely affect the timing of Gold Fields’ cashflows and its results of operations. The movement of the concentrate also presents the possibility of environmental damage in the case of spillage. Gold Fields could be held responsible for the damage, even if a contractor undertakes the actual transportation.

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

Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields seek further SARB approval prior to applying any such funds to a specific use. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “Information on the Company— Environmental and Regulatory Matters—South Africa—Exchange Controls.”

An acquisition of shares in or assets of a South African company by a non-South African purchaser that is subject to exchange control regulations may not be granted regulatory approval.

In some circumstances, potential acquisitions of shares in or assets of South African companies by non-South African resident purchasers are subject to review by the SARB pursuant to South African exchange control regulations. In 2000, the South African Treasury, or the Treasury, refused to approve an acquisition of Gold Fields by Franco-Nevada Mining Corporation Limited, a Canadian mining company. The Treasury may refuse to approve similar proposed acquisitions of Gold Fields in the future. As a result, Gold Fields’ management may be limited in its ability to consider strategic options and Gold Fields’ shareholders may not be able to realize the premium over the current trading price of Gold Fields’ ordinary shares which they might otherwise receive upon such an acquisition. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Exchange Controls.”

Gold Fields’ operations and financial condition may be adversely affected by labor disputes or changes in labor laws.

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

Gold Fields may suffer adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.

A significant portion of Gold Fields’ operations in Australia, Peru and the Damang operation in Ghana, and a smaller portion elsewhere, are currently conducted by outside contractors. As a result, Gold Fields’ operations at those sites are subject to a number of risks, some of which are outside Gold Fields’ control, including:

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

In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Directors, Senior Management and Employees—Employees—Labor Relations—Ghana” and “Directors, Senior Management and Employees—Employees—Labor Relations— Australia.”

Gold Fields’ South African operations may be adversely affected by increased labor costs or industrial action at its mining operations in South Africa.

Wages and related labor costs accounted for approximately 50% of Gold Fields’ total production costs in South Africa in fiscal 2008. Accordingly, Gold Fields’ costs may be materially affected by increases in wages and related labor costs, particularly with respect to Gold Fields’ South African employees, who are unionized. Negotiations with South African unions concluded in August 2007 resulted in above inflation wage increases ranging from 8% to 8.5%, depending upon the category of employee, implemented with effect from July 2007. A further inflation-linked increase of 10% has been implemented with effect from July 1, 2008 for all employee categories except management. The next round of negotiations with the unions in South Africa is expected to commence in May 2009. In total, labor costs increased approximately 11% in South Africa in fiscal 2008 (excluding South Deep), mainly due to wage increases, together with indirect costs and allowances, which increased in line with industry trends, market-related adjustments and an increase in employee numbers necessary to support the increase in mining volumes.

In addition, the South African mining unions have taken and have indicated they may continue to take industrial action to protest a variety of issues. See “Information on the Company—Mining Operations—Driefontein Operation—Mining”, “Information on the Company—Mining Operations—Kloof Operation—Mining”, “Information on the Company—Mining Operations—Beatrix Operation—Mining” and “Information on the Company—Mining Operations—South Deep Operation—Mining”.

If Gold Fields is unable to increase production levels or implement cost cutting measures to offset these increased wages and labor costs and production losses from industrial action, these costs and losses could have a material adverse effect on Gold Fields’ mining operations in South Africa and, accordingly, on Gold Fields’ business, operating results and financial condition. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa.”

HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. In October 2007, management estimated that approximately 33.6% of Gold Fields’ workforce in South Africa was infected with HIV. Increasingly, Gold Fields is seeing an adverse impact of HIV/AIDS on its affected employees, evidenced by increased absenteeism and reduced productivity. The potential impact of HIV/AIDS on Gold Fields’ South African operations and financial condition is influenced by a number of factors including the incidence of HIV infection among Gold Fields’ employees, the progressive impact of HIV/AIDS on infected employees’ health and productivity, and the medical and other costs associated with the infection. Most of these factors are beyond Gold Fields’ control. See “Directors, Senior Management and Employees—Employees—Health and Safety—Health—HIV/AIDS Program.”

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

See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental.”

Gold Field’s South African operations are also subject to various health and safety laws and regulations which impose various duties on Gold Fields mines while granting the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. There have been a number of accidents, many of which have resulted in fatalities, at various mining operations in South Africa recently, including accidents at some of Gold Fields’ operations. In October 2007, former President Thabo Mbeki ordered the Department of Minerals and Energy, or the DME, to conduct an occupational health and safety audit at all mines. There is no assurance that the occupational health and safety audit will not result in the introduction of more stringent safety regulations, which could result in restrictions on Gold Fields’ ability to conduct its mining operations and/or impose additional costs. Regardless of the outcome of the audit or improved health and safety programs, there can be no assurance that the unions will not take industrial action that could lead to losses in Gold Fields’ production. The DME can and does issue instructions following safety incidents or accidents to partially or completely halt operations at affected mines. Moreover, it is Gold Fields’ policy to halt production at its operations where serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. Any additional stoppages in production, or increased costs, could have an adverse effect on Gold Fields’ business, operating results and financial condition. On September 23, 2008, the Mine Health and Safety Amendment Bill was passed by the National Assembly and the bill has now been transmitted to the National Council of Provinces for concurrence. If this bill is signed by the President and becomes law, Gold Fields may be subject to more stringent regulations regarding mine health and safety and may be subject to an increased risk of prosecution for industrial accidents as well as greater penalties and fines for non-compliance. Further, any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs. See “Information on the Company— Environmental and Regulatory Matters—South Africa—Health and Safety.”

Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens.

The 2002 Minerals Act

The Mineral and Petroleum Resources Development Act No. 28 of 2002, or the 2002 Minerals Act, came into effect on May 1, 2004, together with the implementation of a broad-based socio-economic empowerment charter, or the Mining Charter, for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. Among other things, the Mining Charter requires (i) each mining company to achieve a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years, (ii) the mining industry as a whole agrees to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years and (iii) mining companies to spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The 2002 Minerals Act.”

The acquisition by Mvelaphanda Resources Limited of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million was effected to meet the requirement for a 15% HDSA ownership within five years of the charter coming into effect. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.” However, any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10-year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful renewal of all of its existing mining rights or the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favorable to Gold Fields than the terms of its current rights.

The Royalty Bill

The Mineral and Petroleum Royalty Bill, or the Royalty Bill proposes to impose a royalty payable by mining companies to the State. The royalty percentage determined is applied to gross revenue for the gold sector. Based on the proposed formula, the rate for Gold Fields, if applied to its results for fiscal 2008, would have been approximately 2% of revenue.

The most recent version of the Royalty Bill was published on June 24, 2008 and subsequently passed by Parliament. However, the Royalty Bill has not yet been signed by the President. If signed, the Bill would come into effect as of May 1, 2009 by its own terms. In either its current or a further revised form, the Royalty Bill could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The Royalty Bill.”

Gold Fields’ land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Restitution of Land Rights Amendment Act, or the Amendment Act, became law on February 4, 2004. The Amendment Act entitles the Land Minister to acquire ownership of land by way of expropriation in certain limited circumstances. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of Gold Fields’ privately held land rights could not become subject to acquisition by the state without Gold Fields’ agreement, or that Gold Fields would be adequately compensated for the loss of its land rights, which could have a negative impact on Gold Fields’ South African operations and therefore an adverse effect on its business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Land Claims.”

Gold Fields’ privately held land could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under the Land Claim Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. Gold Fields has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on Gold Fields’ right to the properties to which the claims relate and, as a result, on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Land Claims.”

Illegal mining occurs on Gold Fields’ properties in Ghana, is difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.

In Ghana, artisanal miners illegally access Gold Fields’ properties from time to time. In 2008, approximately 2,000 miners illegally occupied the Rex pit at the Damang operation. See “Information on the Company—Mining Operations—Ghana Operations—Damang Mine—Mining”. Illegal mining could result in surface depletion of mineral deposits, potentially making the future mining of such resources uneconomic. The activities of the illegal miners could cause environmental damage or other damage to Gold Fields’ properties, or personal injury or death for which Gold Fields could potentially be held responsible. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. Illegal mining could also have a material adverse effect on Gold Fields’ financial condition or results of operations.

Gold Fields’ operations in Ghana are subject to environmental and health and safety laws and regulations which could impose significant costs and burdens.

Gold Fields’ Ghana operations are subject to various environmental laws and regulations. The Ghanaian environmental protection laws require, among other things, that Gold Fields register with the Ghanaian environmental authorities, and obtain environmental permits and certificates for the Ghana operations, as well as to rehabilitate land disturbed as a result of their mining operations. Gold Fields is required to secure estimated environmental rehabilitation costs in part by posting a reclamation bond. Gold Fields Ghana is required to post a reclamation bond and deposit a cash amount sufficient to cover 50% of the estimated rehabilitation costs for the two-year period after the date of the last estimate. Changes in the required method of calculation for these bonds or an unforeseen circumstance which produces unexpected costs may materially and adversely affect Gold Fields’ future environmental expenditures. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Environmental.”

Ghanaian health and safety regulations impose statutory duties on an owner of a mine to, among other things, take steps to ensure that the mine is managed and worked in a manner which provides for the safety and proper discipline of the mine workers. Additionally, Gold Fields is required under the terms of its mining leases to comply with the reasonable instructions of the relevant authorities for securing the health and safety of persons working in or connected with the mine. A violation of the health and safety regulations or a failure to comply with the reasonable instructions of the relevant authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and, in the case of a violation of the regulations relating to health and safety, constitutes an offense under Ghanaian law. If Ghanaian health and safety authorities require Gold Fields to shut down all or a portion of its mines or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters— Ghana—Health and Safety.”

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

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. Although the Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the government of Ghana, has submitted the Tarkwa property leases for parliamentary ratification along with leases for other mining companies in Ghana, these leases have not yet been ratified as required by law. Gold Fields Ghana has taken all the steps that it can take towards the ratification of its leases and to date this has not affected Gold Fields Ghana’s ability to carry on its operations. To the extent that failure to ratify these leases adversely affects their validity, there may be a material adverse effect on Gold Fields’ business, operating results and financial condition. In addition, the new Minerals and Mining Act, 2006 (Act 703), or the Minerals and Mining Act, was passed by the Ghanaian Parliament in fiscal 2006. The Minerals and Mining Act repealed the Minerals and Mining Law, 1986 (PNDCL 153) as amended, or the Minerals and Mining Law, although, as regards existing mineral rights, the Minerals and Mining Law continues to apply to Gold Fields Ghana and Abosso Goldfields Limited, or Abosso, unless the minister responsible for mines provides otherwise by legislative instrument. Although the Minerals and Mining Act provides that it shall not have the effect of increasing the holder’s costs, or financial burden, for a period of five years, if in the future new amendments or provisions are passed under the Minerals and Mining Act or new laws are passed which impose significant new costs or burdens on Gold Fields’ abilities to mine in Ghana or to obtain new mining leases for properties on which deposits are identified, this could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company— Environmental and Regulatory Matters—Ghana—Mineral Rights.”

Gold Fields’ operations in Australia are subject to environmental and health and safety laws and regulations which could impose significant costs and burdens.

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

Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operation and the Gold Fields subsidiaries that hold its Australian operations provide unconditional bank-guaranteed performance bonds to the Western Australian government as security for the estimated costs. These bonds do not cover remediation for events that were unforeseen at the time the bond was taken. Changes in the required method of calculation for these bond amounts or an unforeseen circumstance which produces unexpected costs may materially and adversely affect future environmental expenditures. See “Information on the Company—Environmental and Regulatory Matters—Australia— Environmental.”

Gold Fields is obligated to provide and maintain a working environment which is safe for mine workers. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and penalties (including imprisonment). If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Australia—Health and Safety.”

The Australian Government is currently moving to abolish the use of Australian Workplace Agreements which unions may view as an opportunity for greater collective bargaining and a stepping stone to attract greater membership in the future. Greater union activity may increase labor costs and the risk of strikes and may adversely affect Gold Fields’ financial position and results of operations. See “Directors, Senior Management and Employees—Employees—Labor Relations— Australia.”

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

Aboriginal heritage sites relate to distinct areas of land which have either ongoing ethnographic, archaeological or historic significance. Aboriginal heritage sites have been identified with respect to portions of some of Gold Fields’ Australian mining tenements. Additional Aboriginal heritage sites may be identified on the same or additional tenements. Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of, or new laws regarding, native title and Aboriginal heritage, which may result in a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Australia—Land Claims.”

Gold Fields mineral rights in Peru are currently subject to regulations, and may become subject to new regulations, which could impose significant costs and burdens.

Gold Fields’ operations in Peru depend on mining concessions for exploration and exploitation works, obtained from the Geologic, Mining and Metallurgic Institute. In addition, Gold Fields’ operations in Peru depend on provisional permits, obtained from the Ministry of Energy and Mines, or the MEM, for exploration rights on the area of a claim, and processing concessions, obtained from the MEM, for treatment of mining ores. Under Peru’s current regulatory regime, mining concessions have an indefinite term, contingent upon payment of the annual concession fee for each mining right. The mining rights are kept in good standing by meeting a minimum annual level of production or investment and by the annual payment of the concession fee. A penalty is to be paid per each year in which minimum production or investment requirements are not met. In addition, any concession fee not paid during its relevant year may be paid the following year within the term provided for making such payment. Any payment made will be applied to the prior year if such prior year payment was not made. Failure to pay such concession fees or penalties during any two consecutive or non-consecutive years shall result in the lapsing of one or more of the mining rights. Gold Fields’ processing concession at Cerro Corona enjoy the same duration and tenure as the mining rights, subject to payment of a fee based on nominal capacity for the processing plant. Failure to pay such processing fees or penalties during two consecutive or non-consecutive years shall result in the lapsing of the processing concession. If the Geologic, Mining and Metallurgic Institute or the MEM revoke any of Gold Fields’ concessions, Gold Fields’ financial condition and results of operations could be adversely affected.

On June 24, 2004, the Peruvian Congress approved the Mining Royalty Law, which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The mining royalties are calculated on a sliding scale with rates ranging from 1% to 3% over the value of mineral concentrates based on international market prices. As provided by the Mining Royalty Law, effective since January 26, 2007, the Peruvian Tax Authority is responsible for the collection of mining royalties. There can be no assurance that the Peruvian government will not impose additional mining royalties in the future or that they will not have an adverse effect on Gold Fields’ results of operations or financial condition.

Gold Fields’ operations in Peru are subject to environmental and health and safety laws and regulations which could impose significant costs and burdens.

Gold Fields’ exploration, mining and milling activities in Cerro Corona are subject to a number of Peruvian laws and regulations, including environmental and health and safety laws and regulations. All mines, including the Cerro Corona Project, must obtain environmental permits from the government. Matters subject to regulation include, but are not limited to, transportation, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health.

Gold Fields anticipates that additional laws and regulations will be enacted over time with respect to environmental matters and, potentially health and safety matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on Gold Fields’ operations in Peru. Existing or new health and safety laws and regulations could cause health and safety authorities to require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures. Any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Peru—Health and Safety.”

The acquisition of Western Areas, BGSA and South Deep may expose Gold Fields to unknown liabilities and risks.

Prior to acquiring South Deep from GFI Joint Venture Holdings (Proprietary) Limited (previously known as Barrick Gold South Africa (Pty) Limited, or BGSA), a subsidiary of Barrick Gold Corporation, or Barrick, and

Gold Fields Operations Limited (previously known as Western Areas Limited, or Western Areas), Gold Fields was able to conduct only limited due diligence on South Deep, Western Areas and BGSA. There can be no assurance that Gold Fields identified all the liabilities of, and risks associated with, South Deep, BGSA or Western Areas prior to acquiring them or that it will not be subject to unknown liabilities of, and risks associated with, South Deep, Western Areas or BGSA, including liabilities and risks that may become evident only after Gold Fields has been involved in the operational management of South Deep for a longer period of time. On August 21, 2008, Western Areas received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that under prior ownership, Western Areas was part of a scam whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited and Afrikander Lease Limited, now known as Uranium One. See “Information on the Company—Legal Proceedings”.

Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.

In respect of information relating to South Deep or Western Areas presented in this annual report for the period before their respective acquisitions by Gold Fields, Gold Fields relied upon publicly available information, including information publicly filed by Western Areas with the JSE Limited, or the JSE, and certain due diligence materials supplied by Western Areas and Barrick. For example, the majority of Gold Fields’ attributable proven and probable reserves are outside the current mining area and are based on the pre-acquisition South Deep operation reserve figures as declared for December 2005 by an independent reserve panel for the Barrick Gold—Western Areas Joint Venture between Barrick Gold South Africa (Pty) Limited (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas Limited. Gold Field has re-modeled, re-evaluated, designed and scheduled the current mining area in accordance with Gold Fields’ standards and procedures. The proven and probable reserves for South Deep included in this annual report take account of this revised information as well as mining depletion through June 30, 2008. Although Gold Fields has no knowledge that would indicate that any statements contained in this annual report based upon that publicly available information and those due diligence materials are inaccurate, incomplete or untrue, Gold Fields was not involved in the preparation of the information and materials and has not had the opportunity to perform due diligence on them and, therefore, cannot verify the accuracy, completeness or truth of the information or materials or any failure by Western Areas or Barrick to disclose events that may have occurred, but that are unknown to Gold Fields, that may affect the significance or accuracy of any such information.

Gold Fields may continue to face potential risks associated with operating in Venezuela due to its stake in Rusoro Mining Limited.

On November 30, 2007, Gold Fields disposed of its operations in Venezuela to Rusoro Mining Limited, or Rusoro. Gold Fields received U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro and as of the date of this annual report represents approximately 36% of the outstanding shares of Rusoro. As a result of its stake in Rusoro, Gold Fields will be indirectly exposed to the risks of operating in Venezuela, which has experienced intense political and social turmoil in recent years. These risks include the costs associated with complying with a rigorous exchange control regime, the costs and other challenges associated with complying with labor laws, the risk of expropriation or other state intervention in the operation of mining businesses, risks associated with the implementation of a new mining rights regime, costs associated with a plan announced by the Venezuelan government to emphasize compliance with tax laws and the costs and other risks associated with complying with environmental, health and safety and worker protection laws. See “Information on the Company—History.”

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.

Gold Fields is incorporated in South Africa. The majority of Gold Fields’ directors and executive officers (as well as Gold Fields’ independent registered accounting firm) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Gold Fields are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Gold Fields a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

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

As of September 30, 2008, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 653,243,630 ordinary shares were issued and outstanding. Gold Fields currently has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 32,660,034 ordinary shares. As of June 30, 2008, 24,973,180 shares had been awarded under these plans.

Gold Fields’ employees and directors had outstanding, as of September 30, 2008, options to purchase a total of 13,258,584 ordinary shares at exercise prices of between Rand 20.90 and Rand 154.65 that expire between November 30, 2008 and September 1, 2014. Gold Fields has outstanding, as of September 30, 2008, 3,807,027 share appreciation rights at strike prices of between Rand 70.90 and Rand 125.28, which expire between March 24, 2009 and September 1, 2014, and 5,356,648 performance vesting restricted shares due to be settled between March 24, 2009 and September 1, 2011. As of the same date, Gold Fields had outstanding 33,000 restricted shares due to be settled on November 17, 2008, 18,900 restricted shares due to be settled in November 2009 and 29,600 restricted shares due to be settled on November 2, 2010 under The Gold Fields Limited 2005 Non-Executive Share Plan. Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of these rights and any additional rights. See “Directors, Senior Management and Employees—The GF Management Incentive Scheme,” “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan,” “Directors, Senior Management and Employees—The GF Non-Executive Director Share Plan” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan.”

As part of the Mvelaphanda Transaction, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, is obliged to subscribe for 15% of the share capital of GFI Mining South Africa (Proprietary) Ltd, or GFIMSA, a wholly-owned subsidiary of Gold Fields, upon repayment of the Mvela Loan. Under the Subscription and Share Exchange Agreement entered into on December 11, 2003, between Gold Fields, GFIMSA, and Mvela Gold in connection with the Mvelaphanda Transaction, for a period of one year after the subscription of the GFIMSA shares each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for 50,000,000 ordinary shares of Gold Fields, which it will be free to sell. Shareholders’ equity interests in Gold Fields will be diluted if Gold Fields or Mvela Gold requires the exchange of GFIMSA shares for Gold Fields shares. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.”

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia and Peru. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields also has an interest in a platinum group metal exploration project. Gold Fields is one of the largest gold producers in the world, based on annual production.

The majority of Gold Fields’ operations, based on gold production, are located in South Africa. Its South African operations include Driefontein, Kloof, Beatrix and South Deep. Gold Fields also owns the St. Ives and Agnew gold mining operations in Australia and has a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns an 80.72% economic interest in the Cerro Corona Project, which started producing in the first quarter of fiscal 2009. On November 30, 2007, Gold Fields sold the Choco 10 gold mining operation in Venezuela.

In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia, and the Americas. On November 26, 2007, Gold Fields disposed of its 60% holding in the Essakane exploration project located in Burkina Faso. See “—Exploration—Gold Fields’ Greenfields Exploration Projects.”

As of June 30, 2008, Gold Fields had attributable proven and probable reserves of approximately 80.5 million ounces of gold, as compared to the 89.7 ounces reported as of June 30, 2007. In both years, the reserves are based on the figures reported by Gold Fields’ mining operations, other than the South Deep operation. The fiscal 2007 reserves for South Deep are based on the number as declared for December 2005 by an independent reserve panel for the Barrick Gold—Western Areas Joint Venture between Barrick Gold South Africa (Pty) Limited, or BGSA (formerly, Placer Dome South Africa Proprietary Limited), and Western Areas Limited, or Western Areas, but updated by Gold Fields to June 30, 2007 for mining depletions. The fiscal 2008 reserves for South Deep are based on the pre-acquisition South Deep operation reserve figures as declared by the independent reserve panel but take account of revised information based on Gold Fields’ re-modeling, re-evaluation, design and schedule of the current mining area in accordance with Gold Fields’ standards and procedures, as well as depletions through June 30, 2008 (see “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report”). In the year ended June 30, 2008, Gold Fields processed 50.4 million tons of ore and produced 3.915 million ounces of gold, of which 3.670 million ounces were attributable to Gold Fields.

History

Since the beginning of fiscal 2008, the following significant events have occurred:

On July 26, 2007, Gold Fields entered into an agreement with JCI Limited, or JCI, and Randgold & Exploration Company Limited, or R&E, pursuant to which JCI and R&E relinquished any rights they may have had to exploration rights on ground contiguous to the South Deep mine (commonly know as “Uncle Harry’s Area”) held by Western Areas Prospecting Limited, a company 74% owned by Western Areas (now known as Gold Fields Operations Limited). Gold Fields paid JCI and R&E a total of Rand 400 million (U.S.$50 million).

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of approximately U.S.$413 million comprising U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro and as of the date of this annual report represent approximately 36% of the outstanding shares of Rusoro. Pursuant to the transaction, Rusoro acquired Gold Fields’ stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields.

On November 26, 2007, Gold Fields disposed of its 60% holding in the Essakane exploration project located in Burkina Faso to Orezone Resources Inc., or Orezone, for a consideration comprising U.S.$152 million in cash and 41,666,667 common shares of Orezone having an aggregate subscription price of U.S.$48 million, which were issued to Gold Fields’ wholly-owned subsidiary Gold Fields Essakane (BVI) Limited. Following the acquisition, Gold Fields owns 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares.

On March 17, 2008, Gold Fields, Gold Fields Mining Services Limited, or GFLMSL, Mvela Resources, GFIMSA and Mvela Gold entered into an agreement under which the parties agreed that the number of ordinary shares of Gold Fields which Mvela Gold will receive if either Gold Fields or Mvela Gold exercises the right to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields (as contemplated in the Subscription and Share Exchange Agreement), will be 50 million Gold Fields shares.

During fiscal 2008, Gold Fields participated in a placement of shares by Sino Gold Mining Limited, or Sino Gold for $77.8 million. In addition, Gold Fields invested an additional $31.6 million into Sino Gold during fiscal 2008 resulting in a total investment of $109.4 million in fiscal 2008. As a result of its participation in the private placement and its additional investment, Gold Fields increased its ownership of Sino Gold to 19.7%. Gold Fields and Sino Gold also agreed to reduce the project entry hurdle in their China-wide exploration alliance to three million ounce targets, down from five million ounces, substantially broadening the scope of the alliance. The alliance has begun negotiating various prospects of which the Benge joint venture, focused on a copper-gold porphyry in the Yunan province, is the most advanced. See “—Exploration—Sino Gold Alliance”.

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

Strategy

General

Gold Fields’ strategy has evolved over time and is premised on the following three basic pillars:

•

operational excellence, which is aimed at improving returns through the optimization of existing assets. This is achieved in the first instance through improving productivity. It also implies the reduction of costs through cost management initiatives and growing assets through inward investment;

•	growing Gold Fields by diversifying geographical, technical and product risk through acquiring and developing additional long-life assets; and

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

Health and Safety

Safety has always been of critical importance to Gold Fields, but in light of a significant number of recent health and safety issues, including the deaths of 47 workers at Gold Fields’ mines during fiscal 2008, the Company has undertaken a renewed commitment to safety, making the safe operation of its mines its top strategic priority. Indeed, Gold Fields has publicly stated that it will not mine if it cannot mine safely. As part of its commitment, the Company has undertaken the following initiatives:

•

revised Health and Safety plans were implemented at Gold Fields’ South African operations in the second quarter of fiscal 2008, and were reviewed for potential improvements and reenergized during the fourth quarter,

•

in February 2008, the operational bonus system was changed to provide an equal weighting between production and safety performance. A similar principle has been applied to executive incentive compensation starting in fiscal 2009, with approximately 30% of executive bonus payments, including those of the chief executive officer, now linked to health and safety performance;

•

full audits for compliance with the Gold Fields’ Full Compliance Health and Safety Management System (see “Directors, Senior Management and Employees—Employees—Health and Safety—Safety”) are now to occur at least once a year, and quarterly or semi-annually until required levels of compliance are achieved;

•

a comprehensive review of pillar and remnant mining across all operations has been undertaken, resulting in a reduction of planned pillar mining at the Driefontein and Kloof operations in South Africa;

•

DuPont International has been commissioned to conduct a comprehensive safety audit across all of Gold Fields’ operations, covering all aspects of Gold Fields’ health and safety management systems, strategies and plans. The project commenced at the South African operations in May 2008 and is scheduled for completion by the end of October 2008, after which it will be extended to the international operations; and

•

a comprehensive review of the status of infrastructure across all of Gold Fields’ operations was initiated, which identified a number of items in South Africa that required immediate action to improve safety, including three instances requiring a suspension or curtailment of normal production. An external consultant has been appointed to audit the results of the review with the audit for the more critical shafts expected to be completed by the end of calendar 2008 and the audit for the remainder of the shafts expected to be completed in the first half of calendar 2009.

Strategic Review

In connection with Nicholas Holland’s appointment as Chief Executive Officer as of May 1, 2008, Gold Fields undertook a strategic review that concluded that the basic strategy remained robust and appropriate but that a number of both short-term and medium-term strategic adjustments needed to be made.

Short-term Priorities

Gold Fields has set itself the goal of returning to production of four million ounces of gold on an annualized basis during the third quarter of fiscal 2009, with a target of achieving Notional Cash Expenditure, or NCE, of approximately $725 per ounce (as calculated for management reporting purposes, using an exchange rate of R8.00 to $1.00).

Gold Fields defines notional cash expenditure, or NCE, as operating costs plus additions to property plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per ounce basis. Management considers NCE per ounce to be an important measure as it believes NCE per ounce provides more information than other commonly used measures, such as total cash costs per ounce, regarding the real cost to Gold Fields of producing an ounce of gold, reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that NCE per ounce is a useful indication of the cash Gold Fields has available to do things other than produce gold, such as paying taxes, repaying debt, funding exploration and paying dividends.

NCE is not a U.S. GAAP measure. An investor should not consider NCE or operating costs in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. NCE and operating costs as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies. See “Operating and Financial Review and Prospects—Results of Operations—years Ended June 30, 2008 and 2007—Notional Cash Expenditure”.

By achieving these targets, Gold Fields expects to restore positive cash flow generation at gold prices above the targeted NCE of $725 per ounce (as calculated for management reporting purposes, using an exchange rate of R8.00 to $1.00). The necessary steps for achieving these goals include:

•	the ramp-up to full production of the Cerro Corona Project in Peru;

•	completion of the CIL plant expansion project at the Tarkwa operation in Ghana

•	the ramp-up to full production of new underground mines at the St. Ives operation in Australia; and

•

the completion of infrastructure rehabilitation projects at the Driefontein, Kloof and South Deep operations in South Africa, with a subsequent ramp-up of production in South Africa to an annualized rate of approximately 2.3 million ounces.

In setting this target, Gold Fields has assumed that its projects will deliver as planned, its costs will increase only in line with inflation and there are no unforeseen external issues.

Medium-term Priorities

In the medium term, Gold Fields’ target is to reorganize, diversify and grow itself into a truly global gold producer, with a goal of approximately one million gold equivalent ounces per annum either in or close to production in each of West Africa, Australasia and South America, and approximately 2.3 million ounces in South Africa.

Growth Projects

Owing to the shortage of large, viable gold projects, Gold Fields has lowered its size selection criteria compared to previous years. To be considered by Gold Fields, generally an exploration project must have the potential to meet certain target criteria (which vary depending on other strategic objectives and the quality of the project): the potential for a minimum of 2,000,000 (formerly 5,000,000) ounces of reserves; production rates in the range of 200,000 (formerly 500,000) gold equivalent ounces per year; and a positive internal rate of return at long-term gold prices that Gold Fields models conservatively. Gold Fields is prepared to consider projects with a higher risk profile if it believes they will offer superior returns. This position could result in consideration of additional multi-commodity targets such as copper-gold deposits or gold-silver type deposits.

Outside South Africa, the three key regions of West Africa, Australasia and South America have been identified as containing prospective emerging gold and mineral belts with medium to long term potential where Gold Fields has existing operational capabilities. The objective of Gold Fields’ presence is to grow each of these regions and to develop one million ounce per annum production profiles in each. Emphasis is also placed on reviewing non-geological aspects of prospective projects, such as social, political, environmental and commercial risks, ensuring that an appropriate risk versus reward tradeoff analysis is factored into the decision. In appropriate circumstances, Gold Fields will also consider opportunities outside its key regions of focus.

For acquisitions of assets or companies outside South Africa, South African exchange control regulations limit Gold Fields’ ability to provide guarantees or borrow outside South Africa without express approval from the South African Reserve Bank, or the SARB. However, the government has indicated that its intention is to gradually phase out the remaining exchange controls over time and Gold Fields has a strong track record in development gaining approval for its acquisitions and growing its international operations.

Regional Restructuring

Gold Fields views itself as a truly global mining company, but believes that in some circles it is perceived as predominantly a South African company with a few international operations. In order to change this perception and be recognized as a global diversified company, Gold Fields has begun the process of restructuring its operations into four regions that will operate with more autonomy than under Gold Fields’ current structure: South Africa; West Africa; South America; and Australasia. Each of these regions will be led by a strong, entrepreneurial and appropriately resourced and incentivized management team, tasked with running the mines safely and efficiently, as well as driving and being significantly involved in the growth of the business within the region. The current corporate head office will be reduced in scope and size to serve as a “brain trust”, focused on overall strategy, the allocation of capital and strategic guidance for the regions. The corporate head office will also establish and monitor operational standards which will apply across the regions in areas such as, for example, safety, health and environmental issues, finance and human resources. Gold Fields intends to reduce the corporate office by redeploying resources to the regions rather than through large-scale retrenchments.

Hedging

Gold Fields’ policy remains not to enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold Fields believes that investors in Gold Fields’ shares seek an unlimited exposure to movements in the U.S. dollar gold price and the resulting effect on Gold Fields’ earnings. However, commodity hedges are sometimes undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements.

Reserves of Gold Fields as of June 30, 2008

Methodology

While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, industry guide number 7, only reserves at each of Gold Fields’ operations and exploration projects as of June 30, 2008 which qualify as reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “—Glossary of Mining Terms.” In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proven and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution and recovery factors.

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

Beatrix

Reserve Classification	Sample Spacing Range Min/Max (meters)	Maximum Distance Data is Projected (meters)
Proven	3 to 120	120
Probable (AI)(1)	3 to 940	750
Probable (BI)(1)	3 to 610	740

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

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

Reserve Statement

As of June 30, 2008, Gold Fields had aggregate attributable proven and probable gold reserves of approximately 80.5 million ounces as set forth in the following table.

Gold ore reserve statement as of June 30, 2008(1)

	Tons	Proven reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 12 months ended June 30, 2008(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Underground (“UG”)
South Africa
Driefontein (UG) (total)	19.7	7.6	4,834	51.6	8.8	14,671	71.3	8.5	19,505	855
Above infrastructure(3)	19.7	7.6	4,834	19.3	9.7	6,003	39.0	8.6	10,837	855
Below infrastructure(3)	—	—	—	32.3	8.3	8,668	32.3	8.3	8,668	—
Kloof (UG) (total)	18.7	8.9	5,334	19.5	8.6	5,374	38.2	8.7	10,708	791
Above infrastructure(3)	18.7	8.9	5,334	17.2	8.7	4,790	35.9	8.8	10,124	791
Below infrastructure(3)	—	—	—	2.3	7.9	584	2.3	7.9	584	—
South Deep (UG) (total)(6)	14.6	6.4	3,000	135.1	6.0	26,127	149.7	6.1	29,127	224
Above infrastructure(3)(6)	14.6	6.4	3,000	68.5	6.3	13,812	83.1	6.3	16,812	224
Below infrastructure(3)(6)	—	—	—	66.6	5.8	12,315	66.6	5.8	12,315	—
Beatrix (UG) (total)	12.0	4.6	1,781	29.5	5.2	4,915	41.5	5.0	6,696	438
Above infrastructure(3)	12.0	4.6	1,781	26.5	5.2	4,435	38.5	5.0	6,216	438
Below infrastructure(3)	—	—	—	3.0	5.0	480	3.0	5.0	480	—
Australia
St. Ives	0.6	7.3	150	3.3	5.7	602	3.9	5.9	751	140
Agnew	0.4	8.3	106	1.7	9.2	494	2.1	8.9	600	138
Total Underground	66.0	7.2	15,205	240.7	6.7	52,183	306.7	6.8	67,387	2,586
Surface (Rock Dumps)
Driefontein	—	—	—	9.1	0.7	197	9.1	0.7	197	73
Kloof	—	—	—	12.8	0.8	362	12.8	0.8	362	30
South Deep(6)	—	—	—	—	—	—	—	—	—	8
Surface (Production Stockpile)
Ghana
Tarkwa	2.7	0.7	60	—	—	—	2.7	0.7	60	—
Damang	—	—	—	3.4	1.1	117	3.4	1.1	117	—
Australia
St. Ives	4.3	1.2	163	—	—	—	4.3	1.2	163	—
Agnew	0.4	1.2	15	—	—	—	0.4	1.2	15	—
Peru
Cerro Corona	0.5	1.4	23	—	—	—	0.5	1.4	23	—
Surface (Open Pit)
Ghana
Tarkwa	110.2	1.3	4,530	90.0	1.2	3,453	200.2	1.2	7,983	459	(4)
Damang(5)	3.3	2.6	276	11.4	1.6	569	14.7	1.8	845	138	(4)

	Tons	Proven reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 12 months ended June 30, 2008(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Australia
St. Ives(5)	0.2	4.0	20	17.5	1.7	945	17.7	1.7	965	278	(4)
Agnew(5)	—	—	—	—	—	—	—	—	—	66	(4)
Peru
Cerro Corona	19.0	1.1	680	56.4	1.0	1,731	75.5	1.0	2,411	—
Total Surface	140.6	1.3	5,767	200.6	1.1	7,374	341.3	1.2	13,141	1,052
Grand Total	206.6	3.2	20,973	441.3	4.2	59,557	647.9	3.9	80,530	3,638
Totals by Mine
Driefontein	19.7	7.6	4,834	60.7	7.6	14,868	80.4	7.6	19,702	928
Kloof	18.7	8.9	5,334	32.3	5.5	5,736	51.0	6.8	11,070	821
South Deep(6)	14.6	6.4	3,000	135.1	6.0	26,127	149.7	6.1	29,127	232
Beatrix	12.0	4.6	1,781	29.5	5.2	4,915	41.5	5.0	6,696	438
Tarkwa	112.9	1.3	4,590	90.0	1.2	3,453	202.9	1.2	8,044	459
Damang	3.3	2.6	276	14.9	1.4	686	18.1	1.7	963	138
St. Ives	5.1	2.0	333	20.8	2.3	1,547	25.9	2.3	1,879	418
Agnew	0.8	4.7	121	1.7	9.2	494	2.5	7.7	615	204
Cerro Corona	19.5	1.1	704	56.4	1.0	1,731	75.9	1.0	2,435	—
Grand Total	206.6	3.2	20,973	441.3	4.2	59,557	647.9	3.9	80,530	3,638

Notes:

(1) (a)	Quoted as mill delivered metric tons and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 97.0%; (2) Kloof 97.6%; (3) Beatrix 96.1%; (4) South Deep 97.1%; (5) Tarkwa 97.0% for milling, 65.0% for heap leach; (6) Damang 93.6% to 94%; (7) St. Ives 94% to 95% for milling, 57% to 85% for heap leach; (8) Agnew 93.3%; and (9) Cerro Corona 55% to 75% for gold. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.

(b)

For Driefontein, Kloof and Beatrix, a gold price of Rand 150,000 per kilogram ($650 per ounce at an exchange rate of Rand 7.18 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa and Damang operations, ore reserve figures are based on an optimized pit at a gold price of $650 per ounce. For the Cerro Corona gold reserves, the optimized pit is based on a gold price of $650 per ounce and a copper price of $1.75 per pound, which, due to the nature of the deposit, need to be considered together. For the Australian operations ore reserve figures are based on a gold price of A$750 per ounce ($650 per ounce at an exchange rate of A$1.15 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the approximate three-year average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 25% higher in South African Rand terms, 18% higher in U.S. dollar terms and 5% higher in Australian dollar terms than the prices used for the June 30, 2007 declaration and reflect the effect of a consistently increasing gold price on the three-year historical average. Gold Fields is still evaluating the reserve position at South Deep following its acquisition of the mine during fiscal 2007 and accordingly has included the reserves beyond the updated current mining area for South Deep as declared by the Barrick Gold—Western Areas Joint Venture (now, the

South Deep Joint Venture) as at December 31, 2005, before its acquisition by Gold Fields, updated to June 30, 2008 for mining depletion. These historical reserves were calculated using a Rand price of 87,193 per kilogram ($400 per ounce at an exchange rate of Rand 6.78 per $1.00).

(c)	For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple orebody styles and mining methodologies. The mine dilution factors are as follows: (i) Driefontein 23%; (ii) Kloof 27%; (iii) Beatrix 18.6%; (iv) Tarkwa 11%; (v) Damang 15% for hydrothermal and 3% to 33% depending on the channel width of the reef for paleoplacer; (vi) St. Ives 10% to 16% (open pits) and 5% to 35% (underground); (vii) Agnew 12%; and (viii) Cerro Corona 0.2%.

(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined orebody at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 87%; (ii) Kloof 40%; (iii) Beatrix 58%; (iv) Tarkwa 108%; (v) Damang 100%; (vi) St. Ives 95% (open pits) and 60% to 100% (underground); and (vii) Agnew 94%.

(e)	The pay limit (South African operations) and cut-off grade (International operations) vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) Driefontein 1,400 cm.g/t; (ii) Kloof 1,670 cm.g/t; (iii) Beatrix 910 cm.g/t; (iv) South Deep 4.24g/t to 5.24g/t (at South Deep, the values are expressed in g/t, as focus is on tonnage rather than square meters); (v) Tarkwa 0.34 g/t for heap leach and 0.50 g/t for mill feed; (vi) Damang 0.74 g/t for fresh ore and 0.38 g/t for oxide ore; (vii) St. Ives 0.35 g/t to 0.84 g/t for heap leach, 0.94 g/t to 2.8 g/t for mill feed—open pit, and 2.9 g/t to 5.0 g/t for mill feed—underground; (viii) Agnew 0.53 to 0.78 g/t for mill feed—stockpiles, and 4.43 to 4.62 g/t for mill feed—underground; and (ix) Cerro Corona $8.40 net smelter return (combined copper and gold).

(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant.

(2)	Actual gold produced after metallurgical recovery.

(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(4)	Includes some gold produced from stockpile material, which cannot be separately measured.

(5)	Excludes inferred material within the pit design.

(6)	See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report” and note (1)(b) above.

The following table sets forth the proven and probable copper reserves of the Cerro Corona Project as of June 30, 2008 that are attributable to Gold Fields.

Copper ore reserve statement as of June 30, 2008(1)(2)

	Tons	Proven Reserves Grade Cu	Cu	Tons	Probable Reserves Grade Cu	Cu	Tons	Total Reserves Grade Cu	Cu	Attributable copper production in the 12 months ended June 30, 2008
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit) Peru
Cerro Corona	19.5	0.6	253	56.4	0.5	604	75.9	0.5	856	—

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factor for copper at Cerro Corona is 76% to 90%.

(2)	For the copper reserves, the optimized pit is based on a gold price of $650 per ounce and a copper price of $1.75 per pound, which, due to the nature of the deposit, need to be considered together.

Gold and copper price sensitivity

The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different than the gold price of $650 per ounce used to estimate Gold Fields’ attributable gold reserves of 80.5 million ounces of gold as of June 30, 2008 listed above, Gold Fields’ operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ reserves as of June 30, 2008 listed above, but applying different gold prices that are 10% above and below the $650 per ounce gold price used to estimate Gold Fields’ attributable reserves, the attributable gold reserves of Gold Fields’ operations would have been as follows:

	$585/oz		$650/oz	$715/oz
	(‘000 oz)
Driefontein(1)	10,710	(2)	19,702	20,265
Kloof(1)	8,885		11,070	11,432
Beatrix(1)	5,602		6,696	7,336
Tarkwa	6,565		8,044	9,279
Damang	909		963	1,034
St. Ives	1,777		1,879	1,922
Agnew	532		615	623
Cerro Corona(3)	2,435		2,435	2,435

Total(1)(4)	37,415		51,403	54,325

Notes:

(1)	South African operations’ reserves include run-of-mine ore stockpiles. As Gold Fields is still evaluating the reserve position at South Deep following its acquisition of the mine during fiscal 2007, and has included the reserves for South Deep declared by the Placer Dome—Western Areas Limited Joint Venture as at December 31, 2005, calculated using a U.S. dollar price of $400 per ounce, and updated to June 30, 2008 for re-modeling at the current mining area only at this stage, it is not feasible to present a comparable sensitivity analysis for South Deep. See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

(2)	Excludes Shaft No. 9 below infrastructure material that would not be economical to mine, and thus would not be a reserve, at this lower gold price.

(3)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona Project. A decrease of 10% in gold prices is insufficient to affect the level of gold reserves.

(4)	The sensitivity analyses are calculated as 10% above and below the base price in the local currency of the respective operation, with Ghana and Cerro Corona calculated in U.S.$, and applying an exchange rate of Rand 7.18 per $1.00 for the South African operations and A$1.15 per $1.00 for the Australian operations. Totals may not sum due to rounding. Where this occurs, it is not deemed significant.

The London afternoon fixing price for gold on October 31, 2008 was U.S.$730.75 per ounce. Gold Fields’ attributable gold reserves decreased from 89.7 million ounces at June 30, 2007 to 80.5 million ounces at June 30, 2008, primarily due to re-modeling, mining depletion, the sale of Choco 10 and a review of pillar mining.

The amount of copper mineralization that Gold Fields can economically extract, and therefore can classify as reserves, could be sensitive to fluctuations in the price of copper. Based on the same methodology and assumptions as were used to estimate Gold Fields’ copper reserves as of June 30, 2008 listed above, but applying different copper prices that are 10% above and below the copper price of $1.75 per pound used to estimate Gold Fields’ attributable copper reserves, the attributable copper reserves of Gold Fields’ operations would have been as follows:

	$1.57/lb	$1.75/lb	$1.93/lb
	Copper (million lbs)
Cerro Corona(1)	856	856	856

Note:

(1)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the copper price because of current capacity constraints at the tailings storage facility for Cerro Corona. A decrease of 10% in copper prices is insufficient to affect the level of copper reserves.

The London Metal Exchange, or LME, cash buyer price for copper on October 31, 2008 was U.S.$3,992.50 per tonne.

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

Geology

The majority of Gold Fields’ gold production is derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. These properties include the Driefontein operation, the Kloof operation, the Beatrix operation and the South Deep operation. These mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa’s production of a significant portion of the world’s recorded gold production since 1886.

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

For a discussion of the geological features present at the Tarkwa, Damang, St. Ives, Agnew and the Cerro Corona Project mines, see the geology discussion contained in the description of each of those mines found below under “—Gold Fields’ Mining Operations—Ghana Operations—Tarkwa Mine,” “—Gold Fields’ Mining Operations— Ghana Operations—Damang Mine,” “—Gold Fields’ Mining Operations—Australia Operations—St. Ives,” “—Gold Fields’ Mining Operations—Australia Operations—Agnew”, “Gold Fields’ Mining Operations—Peru Operations—Cerro Corona Project” .

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

Mining

Gold Fields currently mines only gold, with copper and silver as by-products. The mining process can be divided into two principal activities: (1) developing access to the orebody; and (2) extracting the orebody once accessed. These two processes apply to both surface and underground mines.

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

Extracting the Orebody

Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis. In South African mines, the broken ore is scraped into and down gullies to ore passes, where it is channeled to the crosscut below. The ore is then hauled by rail to shaft ore passes, where it is tipped into loading stations for hoisting to the surface. At the Australian operations, the broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface via the decline. Mining methods employed at Gold Fields’ operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling. South African mining methods tend to be more labor-intensive than the Australian operations.

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

Gold Fields has a seamless mine planning process. Each operation compiles a detailed one-year operational plan that rolls into a life of mine, or LoM, plan prior to the commencement of each fiscal year. The plans are based on financial parameters issued to the operation by Gold Fields’ Executive Committee. See “Directors, Senior Management and Employees—Executive Committee.” The operational plan is presented to Gold Fields’ Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 100 million (South Africa), A$15 million (Australia) and U.S.$15 million (Ghana/Peru) are submitted to the Gold Fields’ Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board.

The South African operations have implemented an integrated electronic reserve and resource information system, called IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short- and long-term planning and more timely identification of production shortfalls. Short-term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the LoM and the operational plan are issued to the operations from the Executive Committee and relevant survey and evaluation factors are determined in accordance with Gold Fields’ guidelines. Significant changes in the LoM plans may occur from year to year as a result of mining experience, new ore discoveries, changes in the ore reserve estimates, changes in mining methods and rates, process changes, investment in new equipment and technology, input costs and gold prices.

Processing

Gold Fields currently has 16 gold processing facilities (8 in South Africa, 4 in Ghana, 3 in Australia and 1 in Peru) which treat ore to extract gold and, in the case of Cerro Corona, copper. A typical processing plant circuit includes two phases: comminution and treatment.

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

At Cerro Corona, gold/copper concentrate is produced using a standard flotation process. The concentrate is then shipped to a smelter for further processing.

Productivity and Cost Initiatives

Towards the end of fiscal 2008, the Gold Fields South African operations reviewed a number of their productivity and cost projects in order to ensure that focus was only on those projects with substantial value beyond the next two to five years. The result of the review was the identification of a suite of projects called Project “M”, as noted below:

Project 1M—One meter extra face advance is a productivity initiative primarily aimed at reversing the 8% reduction in face advance and thereafter increasing face advance by an extra meter per month by the end of fiscal 2010, through the application of basic and best mining practices.

Project 2M—Mechanization of flat-end development, which is development on the horizontal plane, is a technology sub-group initiative aimed at mechanizing all flat-end development at the long-life shafts by fiscal 2010 in order to improve safety and increase reserve flexibility.

Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface costs. Project 3M comprises:

The Energy and Utilities Project which focuses on reducing, by ten per cent by fiscal 2010, the consumption of power, compressed air and water. It also aims to reduce diesel consumption by 20 per cent within a one-year period. This project is driven primarily at reducing the safety risk to employees of interruptible power supply, maintaining the integrity of equipment and machinery in the face of power supply risks and minimizing the erosion of operating margins due to higher power tariffs and oil prices.

Some of the key initiatives include on-line monitoring of power consumption, main fan vane controls, energy efficient lighting, energy efficient machinery and equipment and reducing air and water wastage through stope shut-off valves. In the case of diesel, although a comprehensive consumption review is underway, stricter controls have already been enforced, supported by the continued replacement of diesel with battery locomotives and outsourcing and upgrade of the old surface vehicle fleet.

The Unavailable Project focuses on reducing work place absenteeism by four per cent by fiscal 2010 in order to minimize the impact of lost shifts on production. Some of the key initiatives under this project include reducing unnecessary time spent by employees in training, work orientation and recruitment and health care assessment processes by creating a one-stop engagement and health assessment center, particularly for Driefontein and Kloof. Stricter controls have been implemented to manage sick leave and its abuse, while maintaining focus on continual improvement of wellness programs and employee and union relations.

The Above-ground Project focuses on reducing surface costs by at least R100 million per annum. Various initiatives are in place including review of surface labor, improving workshop performance, implementing salvage and reclamation programs, enhancing procurement processes, and efficient management and utilization of inventories through a vigorous application of standards and norms.

Uranium Project—This project is focused on exploring the economic potential of processing the Gold Fields South African tailings dams and current horizons at Driefontein for the recovery of uranium and the related by-products. This project is being managed in two phases, namely, the Driefontein opportunity (the current horizons) and the historical tailings opportunity. A pre-feasibility study was completed on the Driefontein tailings at the end of 2007. A feasibility study on the Driefontein tailings and a pre-feasibility study on the historical tailings has been initiated at an anticipated cost of R160 million. It is expected that the feasibility study on the Driefontein tailings will be completed by the end of February 2009. The pre-feasibility study on the historical tailings is expected to be completed at the end of April 2009. The drilling of the historical tailings facilities on the West Wits has been accelerated in order to generate bulk sampling material for metallurgical testing. A financial model has been developed to evaluate the different treatment options and to determine the most suitable business model for this project. Partners will be brought in where required.

Refining and Marketing

South Africa

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

Ghana

All gold produced by Gold Fields at the Tarkwa and Damang mines in Ghana is refined by Rand Refinery pursuant to two non-exclusive evergreen agreements entered into in October 2004 between Rand Refinery and Gold Fields Ghana Limited, or Gold Fields Ghana, and between Rand Refinery and Abosso Goldfields Limited, or Abosso. Under these agreements, Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Under these agreements, Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of delivery. Rand Refinery receives refining fees for gold received, and a realization fee for gold refined. Each of these agreements continues until either party terminates it upon 90 days’ written notice.

Australia

In Australia, all gold produced by St. Ives and Agnew is refined by AGR Matthey, which is a partnership between WA Mint, Australian Gold Alliance and Johnson Matthey (Australia), under an evergreen agreement which became effective on September 1, 2002. The agreement is between St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Matthey. AGR Matthey applies competitive charges for the collection, transport and refining services. The collection and transportation fees are calculated by the weight of the unrefined gold and a nominal fixed fee component. The refining fees are calculated per ounce of refined gold produced which includes small refining losses of both gold and silver. AGR Matthey takes responsibility for the unrefined gold at collection from St. Ives and Agnew where they engage a sub-contractor, Brinks Australia. Brinks delivers the unrefined gold to AGR Matthey in Perth, Australia where it is refined and the refined ounces of gold are credited to the relevant metal accounts held by St. Ives and Agnew with AGR Matthey. St. Ives and Agnew then inform Gold Fields treasury in the corporate office in Johannesburg of the amount of fine gold available for sale in Perth, Australia. After such confirmation, Gold Fields treasury either sells the gold directly to AGR Matthey, at the London afternoon fixing price, or swaps it into London for a competitive fee per ounce, meaning AGR Matthey provides that volume of fine gold in London for sale by Gold Fields. In the case of a location swap, AGR Matthey is instructed to credit St. Ives’ or Agnew’s metal account held with Deutsche Bank, London. Once the gold is sold to a third party, Deutsche Bank in London is instructed by Gold Fields to deliver the gold to the relevant counterparty bank. The agreement with AGR Matthey continues indefinitely until terminated by either party upon 90 days’ written notice.

Peru

La Cima has three contracts for the sale of the entire output of concentrate from the Cerro Corona mine, one with a Japanese refiner, one with a South Korean refiner and one with a German refiner. Two of the contracts expire on December 31, 2015, while the third contract expires on December 31, 2014. Under these contracts, La Cima is to sell approximately one-third of the concentrate to each company and to use reasonable efforts to spread the deliveries evenly throughout the year. Risk passes when the concentrate is loaded in the port of Salaverry, Peru or an alternative port chosen by La Cima. Pricing for copper and gold under each of the contracts is based on average LME copper prices and London Bullion Market Association gold prices, respectively.

Gold Fields supports and participates in the gold marketing activities of the World Gold Council, or WGC, and contributes $1.75 per ounce of the gold it produces in South Africa and Australia and $1.75 per ounce of its attributable production from Tarkwa and Damang to the WGC in support of its activities.

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

Gold Fields’ Mining Operations

Gold Fields conducts underground mining operations at each site except Tarkwa, Damang and Cerro Corona and conducts some processing of surface rock dump material at Driefontein and Kloof. Tarkwa, Damang and Cerro Corona are open pit mines and Tarkwa and Damang also process material from production stockpiles. St. Ives and Agnew together include underground and open pit operations and also process material from production stockpiles.

Total Operations

The following chart details the operating and production results for each of fiscal 2006, 2007 and 2008 for all operations owned by Gold Fields during that fiscal year. The results of operations for mines acquired during the relevant period are included as from the date of control, which is March 1, 2006 for Choco 10 and December 1, 2006 for South Deep. The results of operations for mines sold during the relevant period are included through the date of execution of the sale agreement, which was November 30, 2007 for Choco 10.

	Year ended June 30,
	2006(1)	2007	2008
Production
Tons (‘000)	49,366	52,166	50,376
Recovered grade (g/t)	2.7	2.6	2.4
Gold produced (‘000 oz)(2)	4,348	4,285	3,915

Results of operations ($ million)
Revenues	2,282.0	2,735.2	3,206.2
Total production costs(3)	1,825.8	2,052.5	2,387.9
Total cash costs(4)	1,469.3	1,692.5	1,975.2
Cash profit(5)	812.7	1,042.7	1,231.0

Cost per ounce of gold ($)
Total production costs	419	482	610
Total cash costs	338	394	505

Notional cash expenditure per ounce of gold produced ($)(6)	441	596	822

Notes:

(1)	Amounts for fiscal 2006 have been adjusted due to the change in accounting principle in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	In fiscal 2006, 4.074 million ounces were attributable to Gold Fields, in fiscal 2007, 4.024 million ounces were attributable to Gold Fields and in fiscal 2008, 3.670 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Venezuela operation during fiscal 2006 and 2008 and attributable to minority shareholders in the Ghana, Venezuela and South Deep operations in fiscal 2007.

(3)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(4)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(5)	Cash profit represents revenues less total cash costs.

(6)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

Underground Operations

The following chart details the operating and production results for Gold Fields’ underground operations for fiscal 2006, 2007 and 2008. The underground operations include all of the mines in the South African operations and the underground portions of the mines in the Australian operations. The results of operations for mines acquired during the relevant period are included as from the date of control, which is December 1, 2006 for South Deep.

	Year ended June 30,
	2006(1)	2007	2008
Production
Tons (‘000)	12,831	13,386	12,017
Recovered grade (g/t)	7.1	6.7	6.7
Gold produced (‘000 oz)(2)	2,915	2,884	2,585

Results of operations ($million)
Revenues	1,526.1	1,840.2	2,100.5
Total production costs(3)	1,264.0	1,346.4	1,535.0
Total cash costs(4)	996.4	1,086.5	1,244.7
Cash profit(5)	529.7	753.7	855.8

Cost per ounce of gold ($)
Total production costs	433	474	594
Total cash costs	342	377	481

Notes:

(1)	Amounts for fiscal 2006 have been adjusted due to the change in accounting principle in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	In fiscal 2006, all 2.915 million ounces were attributable to Gold Fields, in fiscal 2007, 2.882 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in South Deep, and in fiscal 2008, all 2.585 million ounces were attributable to Gold Fields.

(3)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(4)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(5)	Cash profit represents revenues less total cash costs.

Tons milled from the underground operations decreased from 13.4 million tons in fiscal 2007 to 12.0 million tons in fiscal 2008. At the South African operations, the decrease was mainly due to the power disruptions experienced in the second half of fiscal 2008. The amount of gold produced from underground operations decreased from 2.884 million ounces in fiscal 2007 to 2,585 million ounces in fiscal 2008. This decrease was due to the lower mining volumes achieved due to the power disruptions as the average underground yield remained constant at 6.7 grams per ton in fiscal 2007 and fiscal 2008.

Surface Operations

The following chart details the operating and production results for Gold Fields’ surface operations for fiscal 2006, 2007 and 2008. Surface operations include all of the mines in the Ghana, Venezuela and Peru operations, the open pit portions of the mines in the Australian operations and the surface rock dump material at the mines in the South African operation. The results of operations for mines acquired during the relevant period are included as from the date of control, which is March 1, 2006 for Choco 10 and December 1, 2006 for South Deep. The results of operations for Choco 10 are included only through the date of the sale, which was November 30, 2007.

	Year ended June 30,
	2006	2007	2008
Production
Tons (‘000)	36,535	38,780	38,359
Recovered grade (g/t)	1.2	1.1	1.1
Gold produced (‘000 oz)(1)	1,433	1,401	1,330

Results of operations ($million)
Revenues	755.9	895.0	1,105.7
Total production costs(2)	561.8	706.1	852.9
Total cash costs(3)	472.9	606.1	730.5
Cash profit(4)	283.0	289.0	375.2

Cost per ounce of gold ($)
Total production costs	292	504	642
Total cash costs	330	432	550

Notes:

(1)	In fiscal 2006, 1.159 million ounces were attributable to Gold Fields, in fiscal 2007, 1.142 million ounces were attributable to Gold Fields and in fiscal 2008, 1.085 million ounces were attributable to Gold Fields, with the remainder attributable to both the Ghana and Venezuela operations in fiscal 2006 and 2008 and attributable to minority shareholders in Ghana, Venezuela and South Deep in fiscal 2007.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(4)	Cash profit represents revenues less total cash costs.

Tons milled and treated from the surface operations decreased from 38.8 million tons in fiscal 2007 to 38.4 million tons in fiscal 2008, primarily because of mining more high grade hard rock from the main pit cutback at Damang and fewer tons from Choco 10 sold during the year.

Driefontein Operation

Introduction

The Driefontein gold mine is located in the Northwest Province of South Africa in the Far West Rand mining district, some 70 kilometers southwest of Johannesburg. Driefontein operates under a mining authorization with a total area of approximately 8,600 hectares. It is an underground mine with nominal surface reserves represented by rock dumps that have been accumulated through the operating history of the mine. Driefontein has multiple operating shaft systems and three metallurgical plants and operates at depths of between 700 meters and 3,420 meters below surface. The Driefontein operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2008, it produced 0.928 million ounces of gold. As of June 30, 2008, Driefontein had approximately 18,200 employees, including approximately 1,300 employed by outside contractors.

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

Mining

In the northern, older portions of Driefontein, which include Shaft Nos. 2, 6, 7 (the ore from which is currently hoisted via Shaft No. 8) and 8, production is focused on remnant pillar extraction and accessing and mining of secondary reef horizons. In the southern, newer portions of the mine, which include Shaft Nos. 1 and 4, the focus is on scattered or longwall mining. The shafts at the deepest levels of the mine, consisting of Shaft No. 1 Tertiary and Shaft No. 5 Sub-Vertical, employ the closely spaced dip pillar mining method. This method provides additional mining flexibility. During fiscal 2008, the mine experienced increased seismicity, impacting on the footwall development at Shaft No. 1 and Shaft No. 5. The damage to development infrastructure was exacerbated by a backlog in secondary support in these shafts. This caused significant delays in the development for the fiscal year. A comprehensive strategy is in place to increase the support density in off-reef development, including re-deployment of development crews to install secondary support and the recruitment of a approximately 700 additional personnel to establish additional secondary support crews. Gold Fields believes this will limit the deterioration of footwall infrastructure due to seismicity.

A seismic event on April 28, 2008 at Shaft No. 10, which resulted in four people losing their lives, led to the suspension of mining operations at the shaft, as well as a comprehensive pillar mining review across the mine which resulted in the permanent stoppage of mining of the higher risk pillars. Activity at Shaft No. 10 is now limited to clean-up, reclamation and salvaging. In fiscal 2008, Driefontein suspended the Shaft No. 9 deepening project, due to power constraints.

Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,
	2006(1)	2007	2008
Production
Tons (‘000)	6,867	6,652	5,981
Recovered grade (g/t)	5.2	4.8	4.8
Gold produced (‘000 oz)	1,150	1,017	928
Results of operations ($million)

Revenues	599.9	648.2	756.8
Total production costs(2)	451.5	425.9	477.6
Total cash costs(3)	362.4	355.0	384.5
Cash profit(4)	237.5	293.2	372.3

Cost per ounce of gold ($)
Total production costs	393	419	515
Total cash costs	315	349	414

Notional cash expenditure per ounce of gold produced ($)(5)	403	481	584

Notes:

(1)	Amounts for fiscal 2006 have been adjusted due to the change in accounting principle in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

The decrease in tonnage from fiscal 2007 to 2008 was primarily due to power constraints. Gold production also decreased primarily due to power constraints.

The closure of the lower grade Shaft No. 7, as well as the suspension of mining at the lower grade lowest portion of Shaft No. 6 as a result of reductions in power supply resulted in an improved underground yield, and there was also an improved surface yield. However, greater reliance on surface tonnage was insufficient to offset the underground production losses caused by the disruption to power supply and this increased production from lower grade surface resources resulted in the average grade remaining constant year on year. Gold Fields experienced an increase in total cash costs and total production costs per ounce of gold from fiscal 2007 to fiscal 2008 at Driefontein, mainly due to the reduced gold production, and an increase in the cost of labor and commodities.

In order to improve operational excellence, Driefontein focused in fiscal 2008 on the implementation of various new technologies and initiatives. These initiatives are aimed at improving mining efficiencies and streamlining the mining process. They include the introduction of development drill rigs, Hilti drills and a boxhole borer at Shaft No. 5. In addition, Driefontein is introducing modern battery operated locomotives at Shaft Nos 1, 4 and 5 to reduce the reliance on diesel locomotives at those shafts.

The Driefontein operation is engaged in both underground and rock dump mining, and is thus subject to all of the underground and rock dump mining risks discussed in “Risk Factors.” The primary safety challenges facing the Driefontein underground operation include falls of ground, seismicity, flammable gas, water intrusion and rock temperatures. Water intrusion is dealt with through drilling, cementation sealing techniques and an extensive water-pumping network. Also, because rock temperatures tend to increase with depth, Driefontein requires an extensive cooling infrastructure. In fiscal 2008, Driefontein experienced one fall of ground that resulted in three workers losing their lives. Driefontein has instituted a number of initiatives to reduce the risks posed by seismicity, including a detailed analysis of previous seismic events, preconditioning and backfilling, the use of hydraulic props, monitoring seismic risk parameters to allow quicker reactions to changes and centralized blasting. Also, Gold Fields has contracted Dupont International to conduct a safety audit of all its mining operations including Driefontein.

On January 24, 2008, Gold Fields suspended all mining activity at its South African operations, due to Eskom requesting their Key Industrial Consumers, of which Gold Fields is one, to reduce consumption to the minimum possible load. On January 28, 2008, the power supply was restored to 71% of total average consumption allowing Gold Fields to begin ramping up production at its South African operations. 50% of Gold Fields’ normal electrical consumption is required simply to pump, ventilate and refrigerate its operations. Therefore, the amount available on January 28, 2008, was sufficient for essential maintenance, pumping, ventilation, refrigeration, opening up faces and ensuring working areas were safe to operate, but not for production or beneficiation purposes. On January 29, 2008, 80% of total average consumption was restored to

Gold Fields’ mines and Eskom authorized mines to increase their power load from 80% to 90% on February 1, 2008. On March 7, 2008, the South African mining industry was allocated an additional 260 MW of power and on Friday, March 14, 2008, Eskom informed Gold Fields of its portion of the additional amount, which Gold Fields has allocated to its Kloof and Driefontein mines. These allocations increased the total power available to Gold Fields’ South African mines to approximately 95% of the historical average consumption profile at Driefontein and Kloof, and 90% at the Beatrix and South Deep mines. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition”.

The reduction in power supply resulted in a decline in the tonnage milled as well as gold production at Driefontein. The initial reduction in power consumption resulted in the early closure of Shaft No. 7, the temporary closure of Shaft No. 6 and the suspension of sinking operations at Shaft No. 9. The restricted power supply resulted in approximately 1,600 contractor jobs being terminated across the mine as a result of replacing contractors with Gold Fields employees in an effort to minimize job losses.

Production at Shaft No. 6 was initially stopped following the power reductions, and employees at the shaft were relocated to other shaft operations to replace contract labor. At the end of the fiscal year, the process of recruitment of labor for Shaft No. 6 was still ongoing, and production is steadily being increased at the shaft. Certain areas of Shaft No. 7, which are accessible from Shaft No. 8, are also being mined at present. The total mine is currently being operated at approximately 90% of average historical power consumption. Sinking operations at Shaft No. 9 have been suspended indefinitely. Gold Fields plans to continue to perform essential maintenance on the shaft so that the deepening project may be resumed quickly if Gold Fields decides to do so.

In the interim, Driefontein will continue with the drilling program in the area below the lowest area currently being mined, targeting the area expected to be accessed by Shaft No. 9. Two conceptual studies on the mechanization of the mining method at Shaft No. 9 were completed in fiscal 2008. The feasibility study on the mechanization of the project, as well as the appropriate application of new technology, will continue in fiscal 2009. Driefontein continued to process low grade surface material in fiscal 2008, for which the biggest risk is a decrease in grade of the remaining dumps. In order to manage this risk, the grade of the rock dumps is monitored on a daily basis. Grade management is undertaken through the screening of material to separate out the smaller fraction sizes of ore, which tend to be higher grade. This process reduces the tonnage that will be available for processing. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. Driefontein has a risk management system in place that guides the mining of the rock dumps to minimize these risks.

In total during fiscal 2008, there were twelve fatalities at Driefontein and, to date in fiscal 2009, there have been three fatalities. Of the twelve fatalities, eight occurred in seismic events, three in tramming related accidents and one in a truck accident. The serious injury frequency rate for fiscal 2008 was 4.4 serious injuries for every million hours worked, reflecting an improvement as compared to the serious injury frequency rate of 7.1 for fiscal 2007 and 7.4 for fiscal 2006. The fatal injury frequency rate decreased from 0.28 in fiscal 2007 to 0.26 fatalities for every million hours worked in fiscal 2008. In fiscal 2006, the fatal injury frequency rate was 0.33 fatalities for every million hours worked.

Driefontein has received instructions after each recent major mine incident or accident from the Principal Inspector of the Gauteng area of the Department of Minerals and Energy, or DME, to stop some or all of its mining operations. Driefontein complied with these instructions and, following compliance with the DME’s requirements, production resumed after each instruction. The DME conducted several inspections at Driefontein. In October 2007, former President Thabo Mbeki ordered the DME to conduct an occupational health and safety audit at all mines, including Gold Fields’ mines. The audit of legal compliance has been completed and a report of its finding is expected in the near future. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

Gold Fields also conducted an internal audit to measure Driefontein’s compliance with the Gold Fields Full Compliance Health and Safety Management System. Although there was significant improvement on the previous audit done in 2006, the conclusion was that the implementation of the system at Driefontein is not satisfactory and further effort will be required. See “Directors, Senior Management and Employees—Employees—Safety”. Driefontein maintained its Occupational Health and Safety Assessment Series, or OHSAS, 18001 certification through external audits conducted in fiscal 2008.

On December 4, 2007, there was a one-day, industry-wide work stoppage in South Africa that affected the Driefontein operation. On August 6, 2008, there was a national stay away organized by COSATU to protest the energy crisis. For more information about labor relations at Driefontein, see “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa.” Driefontein’s productivity improvement strategies continue to be hampered by high levels of worker absenteeism. Although the mine has succeeded in reducing the absenteeism rate, the sick rate, which is one factor of the absenteeism rate, remains an area of concern. Driefontein has embarked on a wellness program as an initiative aimed at improving the health of employees generally. The mine is also experiencing a shortage of skilled labor, with particularly high employee turnover of artisans, occupational health and environment practitioners, surveyors and geologists. Driefontein is exploring a number of options in response to this shortage including restructuring remuneration packages for certain skilled employees.

The total shaft hoisting capacity of Driefontein is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	155,000
No. 2	185,000
No. 4	180,000
No. 5	175,000
No. 6	118,000
No. 7(1)	190,000
No. 8	96,000
No. 10	121,000

Note:

(1)	Shaft No. 7 is currently closed with ore being hoisted via Shaft No. 8.

Assuming that Gold Fields does not increase or decrease reserve estimates at Driefontein and that there are no changes to the current mine plan at Driefontein, Driefontein’s June 30, 2008 proven and probable reserves of 19.7 million ounces of gold will be sufficient to maintain production through approximately fiscal 2041. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which thus could materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2008, for each of the plants at Driefontein:

Processing Techniques
Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(2)	Average milled for the year ended June 30, 2008	Approximate recovery factor for the year ended June 30, 2008(3)
				(tons/month)	(tons/month)
No. 1 Plant	1972	SAG milling	CIP treatment and electrowinning	240,000	225,174	97.5%
No. 2 Plant	1964	SAG/ball milling	CIP treatment(3)	200,000	178,994	96.1%
No. 3 Plant	1998	SAG milling	CIP treatment(3)	115,000	94,289	93.0%

Notes:

(1)	No. 1 Plant was substantially upgraded in fiscal 2004, and No. 2 Plant was substantially upgraded in fiscal 2003. No. 3 Plant was originally commissioned as a uranium plant and was upgraded to a gold plant in 1998. Therefore, No. 3 Plant lists the year commissioned as a gold plant.

(2)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(3)	After CIP treatment, electrowinning occurs at No. 1 Plant.

No. 1 Plant was upgraded in fiscal 2004 with the installation of a new comminution circuit and the installation of a CIP treatment facility. The optimization program at the plant was completed in fiscal 2007 so that targeted plan throughput can be achieved.

In fiscal 2008, the Driefontein plants collectively extracted approximately 97.1% of the gold contained in ore delivered for processing.

Capital Expenditure

Gold Fields spent approximately $140 million on capital expenditures at the Driefontein operation in fiscal 2008, primarily on ore reserve development, the shaft pillar extraction at Shaft No. 4, the Shaft No. 9 deepening project, a battery locomotive project at the newer shafts, rail track upgrade and the ongoing process of complying with the International Cyanide Management Code. Gold Fields has budgeted approximately $127 million of capital expenditures at Driefontein for fiscal 2009, principally for ore reserve development, shaft pillar extraction at Shaft No. 4, upgrading and building of accommodation units, continued implementation of new technology such as development drill rigs and a box hole borer and the introduction of battery locomotives.

Kloof Operation

Introduction

Kloof is situated approximately 60 kilometers west of Johannesburg, near the towns of Carletonville and Westonaria in the Gauteng Province of South Africa. The Kloof mine operates under a mining lease covering a total area of approximately 20,100 hectares. It is principally an underground operation, with surface rock dump material being processed at both Kloof and South Deep plants. Kloof currently has five operating shaft systems serviced by two metallurgical plants. Kloof is an intermediate and deep-level mine, with operating depths between 1,300 meters and 3,500 meters below surface. The Kloof operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2008, it produced 0.821 million ounces of gold. As of June 30, 2008, Kloof had approximately 16,900 employees, including approximately 1,400 who were employed by outside contractors.

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

Mining

The current preferred mining method at Kloof is closely spaced dip pillar mining, with limited application of longwalling and remnant pillar mining in the mature areas. Shaft Nos. 1, 3, 4 and 7 provide the main centers of current production at Kloof, although Shaft No. 1 is scheduled to be closed for the first six months of fiscal 2009 for maintenance.

In fiscal 2008, Kloof faced challenges in meeting several of its planned production targets. Planned production was severely affected by the Eskom power crisis in the third quarter, with all mining activities during that quarter adversely affected by Eskom’s power rationing. Production was also adversely affected by a slow return to standard production levels following the Christmas break, a number of safety related shaft and full mine production stoppages during the year and an illegal stay-away by some miners at Kloof for two months beginning on June 11, 2008. The grade of ore was lower than anticipated in the third and fourth quarters due to an unforeseen amount of lower grade slope reef, which was thinner than the surrounding areas. This compromised the mining flow as crews continually had to be moved to more economical areas. Although grade variability of the primary VCR reef was high, total underground average yield was 2% higher than in fiscal 2007.

The planned extraction of the high-grade Shaft No. 1, or Main Shaft, pillar has been deferred until 2014 after an external audit review by GroundWorks Consulting revealed that the geotechnical information concerning the Main Shaft pillar area is insufficient to guide the pillar extraction and associated activities required to assist in the safe and profitable extraction of this pillar. Collection of detailed geotechnical information is also required to allow future modeling of the pillar. Gold Fields believes the risks associated with the extraction without this information are too high. However, a substantial portion of the support infrastructure necessary to begin mining the pillar is already in place. At Shaft No. 4, mining plans are on track to establish multiple access points to the reef, to continue de-bottlenecking plans with improved infrastructure layouts and to generally improve environmental conditions with the commissioning of an additional refrigeration plant which is in the final phase of completion. Shaft No. 7 has all major infrastructure in place and working conditions are conducive to production delivery. Shaft No. 8 has reduced remnant mining on the VCR horizon due to the presence of complex geological structures which have to be negotiated and which result in reef elimination and gold losses. In line with the overall Gold Fields’ productivity initiatives, Kloof continues to focus on optimizing mine design and configuration, while ensuring that the high-productivity drivers of workforce motivation and competence are addressed through training and incentive schemes.

In the second quarter, there were a number of stoppages as a result of instructions given by the DME. As a result of a fatal accident at Shaft No. 8, all pillar mining was stopped for a period of five days while the pillars were fully reviewed. In addition there was a four day, mine-wide stoppage for a safety review. The mine experienced a fire at the sub-vertical portion of Shaft No. 2 which lasted for 16 days and caused a loss of production during that time. As of the date of this annual report, approximately 50% of the pillars scheduled to be mined at Shaft No. 8 are not being mined due to safety concerns. In the fourth quarter, further safety related production stoppages ordered by the DME and an illegal miners’ stay-away adversely affected production.

Short term grade management is well entrenched and together with the newly launched Mine Call Factor and Quality management program it is envisaged that the full potential of the mining grade can be realized. The objectives of the quality management program are to ensure that the mine reduces the loss of grade between the mine and the plant, to optimize the size of rock fragments delivered to the plant and to ensure that effective cleaning methods of ore accumulations are employed. The resource definition drilling for the Kloof Extension area (KEA) was completed in fiscal 2008. The KEA project in its contemplated format has been terminated due to new interpretation of the grade of the geological facies. A modified KEA project has been initiated and a pre-feasibility study is underway. In addition, Kloof is engaged in further optimization studies in the eastern part of the mine and a number of scenarios are being considered, utilizing current or new infrastructure, to exploit the higher grade reef.

Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,
	2006(1)	2007	2008
Production
Tons (‘000)	3,666	3,829	3,953
Recovered grade (g/t)	7.8	7.5	6.5
Gold produced (‘000 oz)	914	923	821

Results of operations ($million)
Revenues	479.3	587.0	660.9
Total production costs(2)	426.8	423.1	445.6
Total cash costs(3)	341.7	338.6	354.6
Cash profit(4)	137.6	248.4	306.3

Cost per ounce of gold ($)
Total production costs	467	458	543
Total cash costs	374	367	432

Notional cash expenditure per ounce of gold produced ($)(5)	473	501	602

Notes:

(1)	Amounts for fiscal 2006 have been adjusted due to the change in accounting principle in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

Gold production for fiscal 2008 decreased by 11% to 0.821 million ounces from 0.923 million ounces in fiscal 2007, as the mining was affected by business interruptions that resulted in a number of work stoppages. Recovered grade dropped from 7.5 g/t in fiscal 2007 to 6.5 g/t in fiscal 2008, primarily due to a decrease in tonnage and grade from underground sources due to numerous business interruptions, lower grade ore mined at Shaft No. 7 in the third quarter, seismicity, logistical constraints in a portion of Shaft No. 3 and an increase in surface sources milled at a lower grade. Total cash costs per ounce increased in fiscal 2008, due to normal inflationary pressure such as increases in wages and the cost of steel and power together with a decrease in gold sales. Operating margins were positively impacted due to the higher average gold price received during the year.

The Kloof operation is engaged in underground and rock dump mining, and is thus subject to all of the underground and rock dump risks discussed in “Risk Factors.” A significant challenge facing the Kloof operation is seismicity, and a lesser risk is flammable gas. Gold Fields seeks to reduce the impact of seismicity at Kloof by using the closely spaced dip pillar mining method. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Also, as with Driefontein, Kloof requires extensive cooling infrastructure to maintain comfortable conditions for workers due to the extreme depth of its operations.

As discussed in regards to Driefontein, the Kloof operations experienced a total suspension of production during the third quarter of fiscal 2008 due to power constraints. See “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining. Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition”. Gold Fields currently plans to operate Kloof at 90% of its historical average consumption. Production at Shaft Nos. 1, 2, 4 and 7 has not been affected by the power restrictions. Following the suspension of operations, Gold Fields re-examined its mine plan and scaled back production plans at Shaft Nos. 3 and 8 at Kloof. Shaft No. 3 will mine the eastern area together with a maximum of 2 levels of mining at any one time. Shaft No. 8 is building back up to normal production levels.

Fifteen workers lost their lives at Kloof in fiscal 2008, in 11 separate incidents, including 6 incidents related to fall of grounds, 2 to tramming, 1 to conveyance, 1 to explosion and 1 as a result of a mud rush. There were 11 fatalities in fiscal 2007. To date in fiscal 2009, there have been two fatalities at Kloof. The serious injury frequency rate at Kloof in fiscal 2008, 2007 and 2006 was 6.3, 7.0 and 8.3 injuries per million hours worked, respectively. The fatality frequency rate in fiscal 2008, 2007 and 2006 was 3.3, 0.23 and 0.37 fatalities per million hours worked, respectively. Additionally, Shaft No. 7 achieved one million fatality-free shifts in November 2007 and Kloof as a whole achieved one million fatality-free shifts in June 2008. Management is committed to reducing serious injuries and fatalities at Kloof through its safety programs, including the Kloof Eyethu team development program, the Sawubona Kusasa initiative and an incident reporting initiative entitled Cabanga Inyoka. To date, 72% of all employees have been through the Sawubona Kusasa Training and positive feedback has been received from follow-up audits on all shafts. See “Directors, Senior Management and Employees—Employees—Safety”. Kloof maintained its OHSAS 18001 certification through external audits conducted in fiscal 2008. In October 2007, former President Thabo Mbeki ordered the DME to conduct an occupational health and safety audit at all mines, including Gold Fields’ mines. The audit of legal compliance has been completed and a report of its finding is expected in the near future. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

In fiscal 2008, Kloof experienced two days of production loss due to a wildcat work stoppage on November 1, 2007. On December 4, 2007, there was a one day industry-wide work stoppage in South Africa that affected the Kloof operation. In the third quarter, a slow start-up after the traditional Christmas break caused partially by absenteeism and a miners strike affected production. In the fourth quarter of fiscal 2008, the dismissal of 217 striking miners resulted in a further 2 months of lower production, lasting into fiscal 2009. On August 6, 2008, there was a national stay away organized by COSATU to protest the energy crisis. See “Directors, Senior Management and Employees—Labor Relations—South Africa.”

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

Assuming that Gold Fields does not increase or decrease reserve estimates at Kloof and that there are no changes to the current mine plan at Kloof, Kloof’s June 30, 2008 proven and probable reserves of 10.7 million ounces of gold will be sufficient to maintain production through approximately fiscal 2023. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2008, for each of the plants at Kloof:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2008	Approximate recovery factor for the year ended June 30, 2008(2)
				(tons/month)	(tons/month)
No. 1 Plant	1968	Traditional crushing and milling	CIP treatment(3)	180,000	153,930	98%
No. 2 Plant	1990	SAG milling	CIP treatment and electrowinning	150,000	147,280	98%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	After CIP treatment, electrowinning occurs at No. 2 Plant.

In fiscal 2008, the Kloof plants collectively extracted approximately 98% of gold contained in ore delivered for processing. An outside contractor, Jet Demolition, has completed the demolition phase of No. 3 Plant. The gold rehabilitation phase was completed in fiscal 2007 and the environmental rehabilitation phase is scheduled to commence in fiscal 2009.

Capital Expenditures

Gold Fields spent approximately $124 million on capital expenditures at the Kloof operation in fiscal 2008, primarily on development at Shaft No. 4, the Shaft No. 1 pillar extraction, track upgrades, a social labor plan, which includes things like new housing and upgrades on current accommodations, and ore reserve development. Gold Fields expects to spend approximately $152 million on capital expenditures in fiscal 2009, primarily on development at Shaft No. 4, the social labor plan, emergency power generators, compliance with the International Cyanide Management Code, Shaft No. 1 steelwork and ore reserve development.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, some 240 kilometers southwest of Johannesburg, near Welkom and Virginia, and comprises the Beatrix mine. The Beatrix operation was formerly known as the Free State operation.

Beatrix operates under a mining license with a total area of approximately 16,800 hectares. It is an underground only operation. Beatrix has four shaft systems, with two ventilation shafts to provide additional up-cast and downcast ventilation capacity, which are serviced by two metallurgical plants. It is a shallow to intermediate depth mining operation, at depths between 700 meters and 2,200 meters below surface. The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2008, Beatrix produced 0.438 million ounces of gold. As of June 30, 2008, Beatrix had approximately 13,000 employees, including approximately 1,350 employed by outside contractors.

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

Mining

Beatrix is managed as three operational sections: the North Section (comprising Shaft No. 3 and the lower levels of Shaft No. 1), the South Section (comprising Shaft No. 2 and the upper levels of Shaft No. 1) and the West Section (comprising Shaft No. 4).

Mining at Beatrix is based upon the scattered mining method. Shaft Nos. 1, 2 and 4 are the primary sources of production at present, but over time Gold Fields expects mining concentration to shift to Shaft No. 3 as well as Shaft No. 4. During fiscal 2008, management continued to focus on increasing development volumes at all shafts to provide future mining flexibility and ore body definition. However, cessation of activities on some levels and an interruption in exploration drilling due to the January 2008 power crisis, as well as delays associated with water intersections, resulted in a 9% decrease in development volumes at Beatrix in fiscal 2008, as compared to fiscal 2007. The emphasis on development volumes is planned to continue in fiscal 2009.

Overall stoping volumes at each mining section decreased by approximately 12% between fiscal 2007 and 2008. Development was lower in fiscal 2008 relative to fiscal 2007 due to power interruptions and a number of delays associated with water intersections and structural drilling. No shafts were closed or opened in fiscal 2008.

At the North Section in fiscal 2008, activity at Shaft No. 3 focused upon continued haulage development and building up stoping production to full production at the shaft. In general, development and stoping volumes were in line with expectations but were lower year on year due to power shortages in January 2008, a declining face advance per blast and overall lower crew efficiencies. The overall mining grade at the North Section remained constant year on year and gold output was affected by the lower mine call factor and volumes at that section. The power source being used at Shaft No. 3 for a variety of activities including drilling is primarily hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high-pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less electrical power usage.

The South Section maintained volumes in fiscal 2008 at an improved grade. This, coupled with a positive reduction in stope width, contributed to improved economics and earnings at that section.

The performance at Shaft No. 4 regressed in fiscal 2008 primarily as a result of lower stoping volumes associated with delays in logistics close to the stoping horizon. Shaft No. 4 was nominally impacted in fiscal 2008 by geological structure delays, adverse ground conditions and the impact of swelling of clay due to water absorption on access tunnels at the West Section, the effects of which were limited by remedial action. These issues were further compounded by numerous middle and senior management changes due to skills retention difficulties caused by the global mining boom. The KKR, which was historically characterized as being a highly erratic reef structure, is tending to exhibit greater reef consistency in Zone 5.

The overall mine call factor, or MCF, remained a major technical and operational challenge for the first nine months of fiscal 2008. Renewed efforts during the year coupled with training and in-stope behavior changes, such as revised drilling patterns and explosives usage, to reduce the loss of free gold content within the various Beatrix reefs were undertaken. Further, an external review of mining quality conducted early in the year found that blasting was producing rock size that was too small and therefore a change in explosive type and drilling and blasting practices was required. Implementation of these recommendations remains ongoing.

The program initiated to address the above external review recommendations and the clean-up of accumulated broken rock and mud in the mine resulted in a positive change in the MCF trend and metrics during the fourth quarter of fiscal 2008.

In fiscal 2008, ongoing improvements were made to rail tracks and ventilation conditions, largely through the installation of new bulk air coolers. New, modern locomotives and rolling stock were purchased. These improvements and purchases across the mine are part of a project to increase logistics capacity and support future mining volumes, and they are expected to continue in fiscal 2009. Lower grade and marginal mining activities continued to be curtailed at Beatrix in fiscal 2008, despite the increasing gold price, as the mine plans to maintain operating margins. Where appropriate, localized sections of lower grade material were extracted when determined to be economical at the South and North Sections during fiscal 2008, and this is expected to continue in the future on a nominal basis.

Beatrix requires cooling infrastructure to maintain comfortable conditions for workers at depth. The Beatrix West Section has a refrigeration plant installed on its surface, which provides chilled water to bulk air coolers on surface and mid-shaft to the West Section’s primary sub vertical shaft, Shaft No. 4. Presently, this cooling system at Shaft No. 4 extends into Zone 5, where Gold Fields installed two bulk air coolers during fiscal 2007. Additional cooling installations are planned on the lower levels at Shaft No. 4, which will replace the mid-shaft cooling system. These cooling systems are expected to be installed during the third quarter of fiscal 2009.

Based on the higher gold price received and in anticipation of improving gold prices in the longer term, a number of incremental expansion opportunities are being examined at Beatrix. For example, initial development work commenced on the Vlakpan project area, which involves an extension of Beatrix on lower levels with access via the infrastructure of Shaft No. 1 and Shaft No. 3, which will continue in fiscal 2009. Development of this area commenced in fiscal 2008. Additionally, a dip down extension project to access ground below the bottom level of Shaft No. 3 is under way and mining of this area could commence in fiscal 2010.

Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,
	2006(1)	2007	2008
Production
Tons (‘000)	3,551	3,590	3,215
Recovered grade (g/t)	5.2	4.7	4.2
Gold produced (‘000 oz)	596	543	438

Results of operations ($million)
Revenues	312.9	344.9	359.7
Total production costs(2)	253.3	247.5	269.4
Total cash costs(3)	210.8	205.6	228.0
Cash profit(4)	102.1	139.3	131.7

Cost per ounce of gold ($)
Total production costs	425	455	615
Total cash costs	354	378	520

Notional cash expenditure per ounce of gold produced ($)(5)	487	552	724

Notes:

(1)	Amounts for fiscal 2006 have been adjusted due to the change in accounting principle in fiscal 2008 regarding ore reserve development costs, which were previously expensed and are now capitalized.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

The decrease in tonnage milled from fiscal 2007 to fiscal 2008 was primarily due to lower overall stoping volumes associated with the power constraints at all shafts and higher levels of work stoppages on both a local and national basis. Gold production was lower in fiscal 2008 and the overall recovered grade in fiscal 2008 decreased due to fluctuating yields received from underground ore, as well as an overall decline in ore mined during the second half of the year as a result of power disruptions.

No surface tonnage was processed during the year as values contained within the remaining dumps remain uneconomical at prevailing gold prices. Beatrix will continue to examine and review these low grade dumps under the dynamics of variable gold prices.

The increase in total cash costs and total production costs per ounce of gold from fiscal 2007 to fiscal 2008 resulted primarily from the reduced gold produced and the increases in labor and electricity costs.

The Beatrix mine is engaged in underground mining, and thus is subject to all of the underground mining risks discussed in “Risk Factors.” The primary safety risks at Beatrix are falls of ground, tramming accidents, winches, ventilation control and flammable gas explosions. Beatrix does experience seismic events and, while the seismic risk is much lower at Beatrix than it is at Kloof or Driefontein, the operation manages these events with a seismic network consisting of several geophones.

As discussed in regards to Driefontein, the Beatrix operations experienced a total suspension of production during the third quarter of fiscal 2008 due to power constraints. Power has been restored to 90% of the historical average consumption profile and Gold Fields believes that Beatrix can be fully functional at current levels of electricity supply owing to the shallower depth at which Beatrix operates. Beginning in March 2008, power savings initiatives and programs were implemented to conserve energy and improve efficiencies. These programs include intensive control room monitoring and management and reducing refrigeration consumption in the presence of favorable ambient temperatures. The mine continues to implement energy savings projects relating to ventilation, water usage and pumping, conservation of energy principles and overall energy awareness and usage minimization. Current mine planning and project implementation have taken these power constraints into account and are aligned with power availability. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition” and “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”.

In April 2008, Beatrix embarked on a focused awareness campaign called “Khuseleka” (be protected) regarding the predominant risks it faces. This campaign involves a one day team concept training session, covering theoretical and practical issues. Health and safety audits of working places are used to measure behavior when crews return to work. Methane hazard awareness training remains an area of focus and is ongoing. During fiscal 2007, Beatrix was audited against the requirements of OHSAS 18001. It received accreditation in the first quarter of fiscal 2008 and two surveillance audits were carried out during fiscal 2008.

The mine has an ongoing methane management system which includes the declaration by competent ventilation staff of certain locations as hazardous, methane emission rate monitoring, ongoing awareness campaigns as well as the deployment of gas, velocity and fan sensors connected to an electronic telemetry system to act as early warning. These sensors are connected to the mine’s electronic telemetry system. Furthermore, all critical fans are connected to the telemetry system and, in certain instances, equipped with localized alarms. These safety systems are monitored on a 24-hour basis from a central control room from which action is taken in the event of alarm.

The serious injury frequency rate for fiscal 2008, 2007 and 2006 was 2.89, 4.02 and 4.37 serious injuries for every million hours worked, respectively. In fiscal 2008, the fatal injury frequency rate remained the same as in fiscal 2007 at 0.13 fatalities for every million hours worked. The fatal injury rate for fiscal 2006 was 0.24 for every million hours worked. Although Beatrix achieved one million fatality-free shifts twice in fiscal 2008, there were four fatalities at its operations in fiscal 2008 and four fatalities in fiscal 2007. Beatrix experienced no shaft closures for any length of time in fiscal 2008 due to accidents. To date in fiscal 2009, there has been one fatality at Beatrix. In October 2007, former President Thabo Mbeki ordered the DME to conduct an occupational health and safety audit at all mines, including Gold Fields’ mines. The audit of legal compliance has been completed and a report of its finding is expected in the near future. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

Production was affected by local and national strikes in fiscal 2008. Shaft No. 4 was closed for two days in November 2007 due to factional fighting associated with union elections. On December 4, 2007, there was a one day, industry-wide work stoppage in South Africa that affected the Beatrix operation. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa.” On July 16, 2008 there was a further one day, regional work stoppage in the Free State province in support of COSATU’s (a national labor organization) protest on the electricity crisis in South Africa followed by another one day COSATU national stay away on August 6, 2008 for the same reason. There were two further incidents of industrial action at the Beatrix West Section, on June 5 and 6, 2008 in which employees were kept underground involuntarily for approximately 23 hours by individuals demanding changes in the shift system. A further work stoppage occurred at Shaft No. 4 on July 1 and 2, 2008 when the South African Police Services arrested a number of employees for criminal activities.

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	170,000
No. 2	170,000
No. 3	180,000
No. 4	180,000

Assuming that Gold Fields does not increase or decrease reserves estimates at Beatrix and that there are no changes to the current mine plan, Beatrix’s June 30, 2008 proven and probable reserves of 6.9 million ounces of gold will be sufficient to maintain production through to approximately fiscal 2020. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2008, for each of the plants at Beatrix:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2008	Approximate recovery factor for the year ended June 30, 2008(2)
				(tons/month)	(tons/month)
No. 1 Plant	1983	SAG milling	CIP treatment	260,000	218,692	96%
No. 2 Plant	1992	SAG milling	CIP treatment	150,000	49,208	97%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

In fiscal 2008, the Beatrix plants collectively extracted approximately 96% of gold contained in ore delivered for processing. In fiscal 2004, Gold Fields installed a Knelson concentrator at the No. 1 Plant which removes gold earlier in the metallurgical process. A gravity concentrating circuit, which was commissioned in November 2006, was installed at No. 2 Plant in order to reduce locked up gold in the mills and to improve the overall recovery. These improvements to capacity are expected to remain effective going forward.

None of the metallurgical plants or facilities were upgraded or temporarily or permanently closed in fiscal 2008, and normal routine maintenance and repairs were carried out as part of regular asset management. No major expansion or upgrades are currently planned.

Capital Expenditure

Gold Fields spent approximately $79 million on capital expenditures at the Beatrix operation in fiscal 2008, primarily on the refrigeration project at Shaft No. 3, including bulk cooling infrastructure and pumping capacity, hydropower equipment, conversion of current accommodation for employees and ore reserve development. Gold Fields expects to spend approximately $82 million on capital expenditures at Beatrix in fiscal 2009, primarily on off-reef development, improvements to rail infrastructure from high volume stoping areas and the continuing infrastructure development at Shaft No. 3.

South Deep Operation

Introduction

Gold Fields acquired control of South Deep on December 1, 2006. South Deep is situated adjacent to Kloof, in the Gauteng Province of South Africa. South Deep is a capital project and remains a developing mine where currently most of the permanent infrastructure to support full production remains substantially incomplete. South Deep operates under a mining license with a total area of approximately 3,566 hectares. It is engaged in underground mining and is comprised of two operating shaft systems, the older South Shaft Complex and the newer Twin Shaft Complex, and one metallurgical plant. The South Shaft Complex includes a main shaft and three sub-vertical (SV) shafts, two of which are operational. SV 2 is used to hoist rock with SV 3 being used to move personnel and materials. The Twin Shaft Complex consists of a single barrel main shaft and an adjoining ventilation shaft. Both shaft complexes operate at depths between 1,510 meters and 2,995 meters below surface. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2008, South Deep produced 0.232 million ounces of gold. As of June 30, 2008, South Deep had approximately 6,300 employees, including approximately 1,850 employed by outside contractors.

History

The current South Deep operations derive from the Barrick Gold—Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second and third quarters of fiscal 2007. The Barrick Gold—Western Areas Joint Venture is now named the South Deep Joint Venture.

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

Mining

Production at South Deep currently is from the Upper Elsburgs (the Massives and the Individuals). The Upper Elsburgs occur to the east of a north-northeast striking subcrop with the overlaying VCR and form part of an easterly divergent clastic wedge. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades and showing more proximal sedimentological attributes in the eastern sector of the mining authorization than the underlying Individuals. South Deep’s workings are at depth and therefore require significant cooling infrastructure.

Mining at South Deep will be mechanized. The Upper Elsburgs are mined by a variety of methods including long hole open stoping, drift-and-fill and drift-and-benching. South Deep’s primary mining method will be trackless, mechanized mining. Trackless mining is a modern rock excavation technique which features a complex array of methods and machines combined so as to form the most efficient excavation system for a given area.

South Deep remains, at present, a developing mine with large sections of its infrastructure, especially at lower levels, incomplete. Horizontal development below the current mining area has now started and is expected to build up to 600 meters per month by March 2009. De-stressing on the Upper Elsburg Individual horizon using mechanized methods is due to begin in fiscal 2009. Employees with the skills to undertake trackless, mechanized mining, including drill rig operation, load haul dumper operation and utility vehicle operation, are highly sought after by other trackless miners and the construction sector. Gold Fields made adjustments to remuneration packages during the fiscal year to attract and retain qualified staff. Also, a trackless training simulator was commissioned at the South Deep Twin Shaft Complex in August 2008 to train miners in the use of mechanized trackless mining methods in order to alleviate the shortage of skills.

The planned production build-up at South Deep could not be delivered due to the following factors which required the re-planning of the mine in February 2008. The VCR encountered the Waterpan Fault above the current mining area earlier than previously anticipated, leading to the earlier depletion of conventional mining above the current mining area. Conventional mining stopped mine-wide by February 2008. In addition, the strategy of down-dip mining below the current mining area from the trackless mining project was reviewed and due to a lack of structural and geological information, this mining method was put on hold. Subsequently, the mechanized tonnage buildup was stabilized at the current volumes until the development below the current mining area is completed to allow mine planning to confidently position the trackless mining in the correct reef band of the Elsburg Massive reef package. Since future production volumes of the Elsburg Reef package remain dependent upon de-stress mining rates, the shift from conventional to mechanized de-stress mining was reviewed in order to bring forward the implementation of mechanized mining as much as possible. Lastly, the mine was re-planned with the intent to complete the initial Twin Shaft infrastructure and develop the orebody below the current mining area. The above changes led to the restructuring of the mine and the downsizing of the workforce by approximately 1,900 employees.

On May 1, 2008, underground mining at South Deep was suspended after a ventilation raise hole accident resulted in nine workers losing their lives. Underground mining at the current mining area resumed on May 8, 2008 after safety checks on winding operations at all of Gold Fields’ South African operations.

Installation of the Brattice wall at the Twin Shaft Complex ventilation shaft was completed in the first quarter of fiscal 2009 and commissioning of the surface fans is expected early in the second quarter of fiscal 2009. Further work on deepening the shaft and equipping it for rock hoisting has an estimated completion date of March 2012. Moving forward, management focus will be on developing pumping and rock-handling infrastructure below the current mining area and installation of additional refrigeration units, which should allow the expansion of mining at the lower levels.

Gold Fields is revisiting mine planning and orebody optimization over the mine life. Efforts are currently focused on bringing the mine into full production by the end of calendar 2014. As a result, the conceptual study of potential underground synergies between Kloof and South Deep has been deemphasized. However, Gold Fields intends to seek to identify other operational synergies between the two operations, which could include the provision of technical and financial services, the utilization of surface infrastructure such as workshops and offices, the procurement of consumables and supply chain management.

Detailed below are the operating and production results at South Deep for the seven month period from December 1, 2006 to June 30, 2007 (the period of Gold Fields ownership of the mine in fiscal 2007) and the fiscal year ended June 30, 2008.

	Seven months ended June 30, 2007	Year ended June 30, 2008
Production(1)
Tons (‘000)	1,104	1,367
Recovered grade (g/t)	4.6	5.3
Gold produced (‘000 oz)	163	232

Results of operations ($ million)
Revenues	107.9	184.6
Total production costs(2)	118.6	213.2
Total cash costs(3)	98.9	178.2
Cash profit(4)	9.0	6.4

Cost per ounce of gold ($)
Total production costs	714	919
Total cash costs	595	768

Notional cash expenditure per ounce of gold produced ($)(5)	866	1,253

Notes:

(1)	For fiscal 2007, production is reported from December 1, 2006, the date on which Gold Fields effectively acquired the mine.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

South Deep is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety issues facing South Deep underground operations include seismicity (including seismic induced falls of ground) and rock temperatures. A fall of ground prevention campaign, which was started by Gold Fields during the second half of fiscal 2007, has reduced such incidents but has highlighted the need to focus on slip and fall risks. South Deep is addressing the seismic risks through de-stressing and backfilling which help to alleviate seismic risks. In addition, mechanized mining requires fewer workers and allows them to conduct mining activities at a greater distance from the rock face than conventional mining methods, thereby reducing the exposure of employees to higher risk areas.

As discussed in regards to Driefontein, the South Deep operation experienced a total suspension of production during the third quarter of fiscal 2008 due to power constraints. While power has been restored to 90% of the historical average consumption profile, Gold Fields believes that South Deep is currently fully functional at 90% of historical average consumption owing to the shift from more power intensive conventional mining to mechanized mining. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition” and “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”.

As production builds up, the power needs at South Deep will increase. Gold Fields has applied to Eskom for an additional power allocation and has no reason to expect it will not be granted. Moreover as Gold Fields’ power allocation is granted to its South African operations as a whole, rather than on a mine-by-mine basis, Gold Fields will be able to shift power usage from one mine to another as the power requirements at the various mines change.

In fiscal 2008, the serious injury frequency rate was 4.16 injuries for every million hours worked and the fatal injury frequency rate was 0.75 fatalities for every million hours worked. There were 12 fatalities at the South Deep operation in fiscal 2008 including 9 in a ventilation raise hole accident on May 1, 2008 and, to date in fiscal 2009, there have been no fatalities. In October 2007, former President Thabo Mbeki ordered the DME to conduct an occupational health and safety audit at all mines, including Gold Fields’ mines. The audit of legal compliance has been completed and a report of its finding is expected in the near future. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

On December 4, 2007 there was a one day, industry-wide work stoppage in South Africa that affected the South Deep operation. See “Directors, Senior Management and Employees—Employers—Labor Relations—South Africa.” On May 7, 2008, work was stopped at South Deep for a day of mourning after the shaft accident that occurred on May 1, 2008. On July 23, 2008, there was a one day regional work stoppage in Gauteng province in support of COSATU’s protect of the electricity crisis in South Africa followed by another one day COSATU national stay away on August 6, 2008 for the same reason.

The ISO 14001:2004 Environmental Management System implementation is on track and certification is anticipated during calendar 2008.

The total shaft hoisting capacities of South Deep are detailed below.

Shaft System	Hoisting capacity
(tons/month)
Twins Main	175,000
SV2(1)	157,500
South Shaft(2)	157,500

Notes:

(1)	This shaft does not hoist material to the surface. It has a capacity of 157,500 tons per month for sub-surface hoisting.

(2)	As of the date of this annual report, the South Shaft is not operational. It is undergoing maintenance and is expected to be recommissioned in fiscal 2010 for temporary hoisting of a portion of the expected production from the Twin Shaft Complex prior to the commissioning of the hoisting capability at the Twin Shaft ventilation shaft.

Gold production for fiscal 2008 amounted to 0.232 million ounces, which included both underground and surface sources. The underground grade recovered was 6.5 grams per ton for the same period. Assuming that Gold Fields does not increase or decrease reserves estimates at South Deep and that there are no changes to the current mine plan at South Deep, South Deep’s June 30, 2008 proven and probable reserves of 29.1 million ounces will be sufficient to maintain production through approximately fiscal 2052. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine. The majority of Gold

Fields’ proven and probable reserves at South Deep are outside the current mining area and are based on the pre-acquisition figures as declared for December 2005 by an independent reserve panel for the Barrick Gold—Western Areas Joint Venture between Barrick Gold South Africa (Pty) Limited (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas Limited Gold Field has re-modeled, re-evaluated, designed and scheduled the current mining area in accordance with Gold Fields’ standards and procedures. The proven and probable reserves for South Deep included in this annual report take account of this revised information as well as mining depletion through June 30, 2008.

Processing

All processing at South Deep is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2008 for the plant:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2008	Approximate recovery factor for the year ended June 30, 2008(2)
				(tons/month)	(tons/month)
Twin Shaft Plant	2002	Primary SAG and Secondary Ball milling	Leach, CIP treatment with elution and electro winning	220,000	139,523	97.5%

Note:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

During fiscal 2008, the South Deep Plant treated an average of 0.114 million tons per month made up of underground and surface material. Since November 2007 the plant has treated an average of approximately 42,000 tons of Kloof low grade surface material per month. No major changes to plant design were made in fiscal 2008. However, feasibility planning on the requirements needed to increase plant capacity is scheduled to begin in fiscal 2009.

During fiscal 2008, 28.5% by mass of the annual tons milled returned underground as backfill. The current backfill plant has the capacity to recover 42% by mass of the tons milled as backfill product. The current residue disposal facilities have a capacity of only 132,000 tons per month. The design for a new residue disposal facility for South Deep has been completed and approved by the Board. Construction is due to start in the last quarter of fiscal 2009. It is expected to take eighteen months to two years to complete the construction program to a point where deposits of residue on the dam can begin.

Capital Expenditure

Gold Fields spent approximately $108 million on capital expenditures at the South Deep operation in fiscal 2008, primarily on development, refrigeration plant equipping, ventilation and shaft infrastructure, equipment for mechanized development of the orebody and the installation of emergency diesel power generators. Gold Fields expects to spend approximately $136 million on capital expenditures at South Deep in fiscal 2009, primarily on developing the orebody and ventilation and shaft infrastructure.

Ghana Operations

The Ghana operations are comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

Gold Fields Ghana, which holds the interest in the Tarkwa mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the government of Ghana.

The Tarkwa mine is located in south-western Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000, together with two heap leach facilities, referred to as the North Plant and the South Plant. A new SAG mill and CIL plant commenced continuous operations at the Tarkwa property in November 2004. The Tarkwa mine operates under mining leases with a total area of approximately 20,800 hectares. It currently conducts only surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields’ agreement with the government of Ghana. The Tarkwa mine has access to the national electricity grid, water, road and railroad infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 140 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road. In the fiscal year ended June 30, 2008, Tarkwa produced 0.65 million ounces of gold, of which 0.46 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of June 30, 2008, Tarkwa had approximately 4,700 employees, including approximately 2,900 employed by outside contractors.

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

Tarkwa currently presents no unusual challenges beyond those faced at most open pit and heap leaching mining operations, including variations in amenability of ores to leaching. However, harder ores are expected at Tarkwa which could reduce throughput at the two heap leach facilities. As yet, throughput has not been affected, but heap leach recoveries declined from 75% in fiscal 2007 to 71% in fiscal 2008. The primary operational challenges include managing effective grade control, lowering operating costs, optimizing throughput in the plant operations and managing gold-in-process on heap leach pads (that is, gold in the processing circuit that is expected to be recovered during or after operations). During fiscal 2008, although Tarkwa produced similar tonnage amounts as in fiscal 2007, the recovered grade was lower. This was due to the world-wide giant tire shortage and excessive rainfall which reduced access to higher grade ore at Teberebie.

Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,
	2006	2007	2008
Production
Tons (‘000)	21,487	22,639	22,035
Recovered grade (g/t)	1.0	1.0	0.9
Gold produced (‘000 oz)(1)	709	697	646

Results of operations ($million)
Revenues	373.0	444.8	531.5
Total production costs(2)	248.2	302.6	357.0
Total cash costs(3)	212.6	263.6	317.6
Cash profit(4)	160.4	181.2	213.9

Cost per ounce of gold ($)
Total production costs	350	434	553
Total cash costs	300	378	492

Notional cash expenditure per ounce of gold produced ($)(5)	357	500	753

Notes:

(1)	In fiscal 2006, 2007 and 2008, 0.504 million ounces, 0.496 million ounces and 0.459 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information— Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

In fiscal 2008, overall ore tonnage decreased by 0.6 million tons compared to fiscal 2007 levels due to a planned decrease in mining rates to allow for the processing of low grade stockpiles in anticipation of the closure of the South Heap Leach Facility. Stacking of ore on heaps is scheduled to cease in December 2008 but irrigation of heaps will continue until all economically viable gold has been recovered. Total waste mined increased as additional equipment was added to ensure that sufficient waste was mined to meet the production profile for the life of mine. Compared to fiscal 2007 levels, gold production at Tarkwa decreased in fiscal 2008 primarily because of expected lower recovered grade. Total cash costs per ounce of gold increased approximately 13.5% during fiscal 2008, primarily due to the decreased recovered grade and rising fuel (including diesel to run generators), power, cyanide, cement and steel prices, higher fleet maintenance costs and an increase in the level of waste stripping.

Of significance in fiscal 2008 was the continuation of an electricity load shedding regime that was put in place by the government of Ghana in August 2006, which called for commercial and domestic consumers to reduce their off take by a specified percentage of their average consumption. This percentage varied between 25% and 50% from August to December 2006 and then remained constant at 25% for the period from January to September 2007. In October 2007, the load shedding requirement for the commercial users was eliminated. In order to maintain production levels at both the Tarkwa and Damang operations while adhering to the load shedding requirements, Gold Fields decided to run the on-site diesel generation facilities at both mines. Because the larger generating capacity of Gold Fields’ on-site generating facilities is located at Damang, Tarkwa, with the agreement of the Volta River Authority (the government-owned utility), or the VRA, made a smaller reduction in demand while Damang made a larger reduction, relying more heavily on the on-site generation facilities. As a result, Damang used 82% of the total self-generated electricity. The cost of generation for Tarkwa amounted to $9.6 million in fiscal 2007 and $1.6 million in fiscal 2008. Through discussions at the Ghana Chamber of Mines, it was agreed that on-site generation was not a sustainable solution. As a result, the four largest mining companies in Ghana formed a consortium and agreed to jointly fund the construction of an 80MW power plant, known as the Mining Reserve Plant, or MRP, to guarantee electricity supply into the future. The basis of the arrangement was that 25% of the funding would be provided by each consortium member, that the consortium would in addition pay an operations and maintenance contractor to maintain and run the plant for one year, that the MRP would be handed over to the VRA for it to ultimately manage and operate and, in exchange, the consortium would be protected from any future load shedding requirements up to the installed capacity of the MRP. The MRP was commissioned in the second quarter of fiscal 2008 but due to the reduced need for co-generation it has not been put into service as an operating unit yet.

A 60% increase in the electricity tariff became effective on November 1, 2007, followed by a further 80% increase with effect from July 1, 2008. Negotiations, primarily through the Chamber of Mines, are ongoing with the VRA to reduce the second increase although any reduction may require Gold Fields to make further investment in the energy sector through new projects and upgrades.

Assuming that Gold Fields does not increase or decrease reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s June 30, 2008 proven and probable reserves of 11.2 million ounces (7.9 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations) will be sufficient to maintain production through approximately fiscal 2022. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occur. Tarkwa had three fatalities in fiscal 2008 and had no fatalities in fiscal 2007. To date in fiscal 2009, there have been no fatalities at Tarkwa. The first fatality was as a result of electrocution. In a separate incident, two men lost their lives as a result of a conveyor belt failure. The serious injury frequency rate for fiscal 2008, 2007 and 2006 was 0.2, 0.0 and 0.1 serious injuries for every million hours worked, respectively. The fatal injury frequency rate for fiscal 2008 was 0.2 fatal injuries for every million hours worked, for 2007 and 2006 it was 0.0 and 0.1 fatal injuries for every million hours worked, respectively. OHSAS 18001 certification was maintained during the year. There were no material work stoppages during fiscal 2008 or to date in fiscal 2009. The mine is also certified to the ISO 14001: 2007 standard in terms of its environmental management system.

Processing

Tarkwa’s ore can be processed either using conventional heap leach techniques with acceptable recoveries or SAG milling with a CIL plant. The current operation incorporates two separate heap leach circuits, the North Plant and the South Plant, and a new SAG mill plant which was commissioned in 2004. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2008, for each of the plants at Tarkwa:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2008	Approximate recovery factor for the year ended June 30, 2008(2)
				(tons/month)	(tons/month)
CIL Plant	2004	SAG milling	CIL treatment	350,000	464,000	96%
North Plant Heap Leach Facility	1997	Multiple stage crushing and screening process and agglomeration	Heap leach with AD&R treatment	810,000	871,400	74	%(3)
South Plant Heap Leach Facility	1992	Multiple stage crushing and screening process and agglomeration	Heap leach with AD&R treatment and electrowinning	530,000	500,500	64	%(3)

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of about 64% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

The SAG mill and CIL plant continued to exceed nameplate capacity during fiscal 2008. The amount of tonnage treated at the heap leach facilities fell by 0.55 million tons in fiscal 2008 as a result of unseasonably high rainfall in the year which resulted in excessive blockages in the plants while processing lateritic stockpile ore and, to a lesser extent, the increasing hardness of the ore. Expansion of the North Plant heap leach pads commenced during the third quarter of fiscal 2007. The CIL plant processed 5.57 million tons in fiscal 2008, as compared to 5.6 million tons in fiscal 2007. An expansion project commenced in the fourth quarter of fiscal 2007 which is expected to increase the capacity of the CIL plant to one million tons per month. Construction of this expansion project is expected to be completed during December 2008, with full production expected to be achieved soon thereafter.

Tarkwa achieved International Cyanide Management Code certification during fiscal 2008.

Capital Expenditure

Gold Fields spent approximately $170 million on capital expenditures at the Tarkwa operation in fiscal 2008, primarily on construction of the North Plant heap leach pad, CIL plant expansion, replacement and expansion of mining equipment and capital waste mining. Gold Fields has budgeted approximately $146 million for capital expenditures at Tarkwa for fiscal 2009, principally for the CIL plant expansion, further expansion of the North Plant heap leach pad, additional mining equipment and capital waste mining.

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

Damang operates under a mining lease with a total area of approximately 8,100 hectares. The Damang mine has access to the national electricity grid and water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 200 kilometers away by road in Takoradi, or from Accra, which is approximately 360 kilometers away by road. In the fiscal year ended June 30, 2008, the Damang mine produced 0.194 million ounces of gold, of which 0.138 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso. As of June 30, 2008, Damang had approximately 1,600 employees, including approximately 1,350 employed by outside contractors.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on January 23, 2002. Historically, the underground mine was in operation from 1878 until 1956 until closure due to an extended strike and lack of cashflow.

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

Paleoplacer mineralization occurs on the west limb of the anticline at Abosso, Chida, and Tomento, and on the east limb of the anticline at the Kwesie, Lima South, and Bonsa North locations. Hydrothermal enrichment of the Tarkwaian paleoplacer occurs at the Rex, Amoanda, and Nyame areas on the west limb and the Damang and Bonsa areas on the east limb.

Mining

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in six-meter benches, which are then combined to form steps of three meters with the ore and waste loaded into 100-ton dump trucks. The primary operational challenges include managing the Damang Pit Cut Back, or DPCB, and maintaining adequate and timely supply of appropriate plant feed blend. There were no material stoppages to the mining operations during fiscal 2008.

During fiscal 2008, the DPCB pit was the high-grade fresh ore feed source to the plant. Of the five Tomento pits, four were fully depleted by the end of fiscal 2008. Tomento pits 3 and 5 were depleted at the end of fiscal 2007. Tomento pits 1 and 4 were depleted in fiscal 2008. The fifth pit (Tomento pit 2) is currently the main oxide ore feed source to the plant. The south end of Tomento pit 2 is turning into hard material and therefore the Tomento East pit was started during the fourth quarter of fiscal 2008 to supplement the oxides generated from Tomento pit 2.

The DPCB waste stripping continued in fiscal 2008. Approval was sought for additional expenditure over the life of the pit. The expenditure, which is projected to increase compared to the original forecast due to the increase in mining volumes and increasing African Mining Services (Ghana) Pty Ltd, or AMS, contract rates, is required for the continued development of the DPCB. In addition, a scoping study supplementary to the pre-feasibility study was completed to evaluate the underground mining potential at Abosso Deeps, an area at the southern end of the Damang lease area near the old Abosso underground mine, has been completed. Further study into the feasibility of utilizing manual mining methods will be conducted once additional exploration holes have been drilled and an updated model has been completed. This study, once completed, will be included in the detailed feasibility study of the Abosso underground mine.

The development of Damang’s several satellite pits has increased the size of the mine extensively, requiring compensation payments and in some cases the resettlement of affected landowners. The commencement of the Tomento East pit required additional resettlement of approximately 26 households in that area during fiscal 2008. The resettlement was completed in accordance with Gold Fields’ policy.

Following Gold Fields’ acquisition of Damang in January 2002, an exploration program was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. The Rex pit is a new pit located on southern extent of the Damang Mining Lease. The Rex exploration program was conducted in fiscal 2006 and the pit was originally planned to be mined in fiscal 2010. In light of the occurrence of illegal mining activities in the Rex project area, management decided to accelerate the mining of the Rex pit to fiscal 2009. Negotiations between the mine and the illegal miners resulted in the removal of the miners over several months without incident. The illegal miners mined some of the ore body but they were removed before the mining plan was significantly affected.

AMS performs a substantial proportion of the operations at Damang. In January 2006, AMS was awarded a six-year contract beginning June 25, 2005 to reflect the increased scope of works from mining the DPCB and the Damang satellite pits. In July 2008, this contract was extended by three years. AMS provides employees, supplies and equipment for mining at Damang, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract that is unavoidable or that is caused by any negligent act or omission of employees of Abosso or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Abosso can terminate its contract at any time; however, there are significant penalties associated with doing this particularly early on in the life of the contract. In the event of termination, Abosso is under no obligation to purchase any of the AMS equipment, although should AMS agree, it would have an option to purchase such equipment.

A different contractor, Engineers & Planners Company Limited, performs the ore haulage contract work at Damang, using 30-ton trucks to haul the material from the various satellite pits to the Run of Mine, or RoM, pad, which is the ore stockpile dump close to the crushing plant.

Detailed below are the operating and production results at Damang for the past three fiscal years.

	Year ended June 30,
	2006	2007	2008
Tons (‘000)	5,328	5,269	4,516
Recovered grade (g/t)	1.4	1.1	1.3
Gold produced (‘000 oz)(1)	235	188	194

Results of operations ($ million)
Revenues	123.1	119.5	160.4
Total production costs(2)	105.0	113.1	131.6
Total cash costs(3)	101.5	112.2	127.8
Cash profit(4)	21.6	7.3	32.6

Cost per ounce of gold ($)
Total production costs	447	602	678
Total cash costs	432	597	658

Notional cash expenditure per ounce of gold produced ($)(5)	450	624	717

Notes:

(1)	In fiscal 2006, 2007 and 2008, 0.167 million ounces, 0.134 million ounces and 0.138 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information— Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenue less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

The walls of the East Tailings Storage Facility were raised during fiscal 2008 to increase the capacity of the facility. This is expected to provide capacity for the tailings to be generated during the expected life of the mine. The remaining work on the facility is planned to be completed during the second quarter of fiscal 2009.

The grade and gold production in fiscal 2008 increased primarily due to the increased mining of the high-grade fresh material from the DPCB. Total production and cash costs increased in fiscal 2008 due to increases in mining, haulage, fuel and consumable costs, together with expenditure incurred on the DPCB amounting to $25.6 million. Mill tonnage decreased due to unplanned mechanical downtime on the primary crusher which required major maintenance works. The unplanned mechanical downtime was mainly due to the failure of a key component. The crusher is not a common make, and so time was required to find a new part, deliver it to site and install it. Subsequently, the mine has ordered spare one-off components so that if failure of these components occurs, similar downtime events can be avoided or minimized.

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

Damang receives its electricity supply from the Volta River Authority, or VRA, and the local supply is managed by Electricity Company of Ghana. Damang has a back-up power generation facility that is owned and controlled by the mine. This is only used during power outages or reduced supply capacity from VRA or ECG. Supply was severely affected by a transformer failure at VRA during the second quarter of fiscal 2008. During this period, the diesel driven power generating station at Damang was required to operate for an extended period to support supply to Damang and the Tarkwa Operation. Due to the age and condition of the generating sets, a number will be replaced in fiscal 2009.

As discussed in relation to Tarkwa, of significance in fiscal 2008 were the changes made to the electricity supply arrangements as a result of the energy crisis in the country. In order to maintain production levels at both the Tarkwa and Damang operations, Gold Fields decided to run the on-site diesel generation facilities at its Ghana operations. The cost of generation for Damang amounted to $4.8 million in fiscal 2007 and $4.9 million in fiscal 2008. See “—Tarkwa Mine—Mining”.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan at Damang, Damang’s June 30, 2008 proven and probable reserves of 1.35 million ounces (0.96 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations) will be sufficient to maintain production through approximately fiscal 2014. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002, including to date in fiscal 2009. The serious injury frequency rate at Damang for fiscal 2008, 2007 and 2006 was 0.0, 0.0 and 0.0 serious injuries for every million hours worked. The Damang mine has introduced a management system in accordance with OHSAS 18001. The environmental management system at the mine is certified to the ISO 14001 standard. There were no strikes or material work stoppages at Damang in fiscal 2008 or to date in fiscal 2009.

Processing

All ore at Damang is processed through a single facility. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2008 for the plant.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2008	Approximate recovery factor for the year ended June 30, 2008(2)
				(tons/month)	(tons/month)
Main Plant	1997	Single stage crushing with SAG and ball milling	CIL treatment	383,000	376,365	94%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

Optimization of the Damang mill involves careful blending of hard and soft ores to maximize use of the milling circuit, which remains the major throughput constraint in this plant. Mining operations continue to focus on maintaining an appropriate plant feed blend.

Feasibility for the design and installation of a seventh CIL tank was completed in November 2005 and tenders were submitted in April 2006 for final costing. The seventh CIL tank was commissioned in December 2007 and as expected, contributed to the increase in the recovery factor from 92% in fiscal 2007 to 94% in fiscal 2008.

Capital Expenditure

Gold Fields spent approximately $11 million on capital expenditures at the Damang mine in fiscal 2008, primarily on increasing capacity at a tailings storage facility, construction on the seventh CIL tank, waste stripping at the DPCB and development of the Tomento pits. Gold Fields has budgeted approximately $20.7 million of capital expenditures at Damang for fiscal 2009, primarily for crusher rehabilitation and development of satellite pits.

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

During fiscal 2008, the gold price continued to exceed the A$600 price required to trigger the price participation royalty and for fiscal 2008 royalties of A$13.5 million (approximately U.S.$12.1 million) were expensed. During June 2008, total gold produced from St. Ives since November 30, 2001 exceeded 3.3 million ounces, creating liability to pay the 4% net smelter return royalty on subsequent ounces sold, and for fiscal 2008 royalties of A$0.9 million (approximately U.S.$0.8 million) were expensed.

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds mining leases covering a total area of approximately 84,500 hectares. St. Ives is both a surface and underground operation, with a number of open pits, three operating underground mines, a metallurgical CIP plant and a heap leach facility. The St. Ives operation obtains electricity pursuant to a contract with a major mining company that expires in January 2014 and has access to water, rail and road infrastructure. Needed supplies are trucked in locally from both Kambalda and Kalgoorlie. In fiscal 2008, St. Ives produced 0.42 million ounces of gold. St. Ives had a workforce of approximately 1,175 employees as of June 30, 2008, approximately 360 of whom were employed by outside contractors.

Gold production takes place over an extensive area at St. Ives, although it is mainly concentrated in a 30 kilometer corridor extending south-southeast from Kambalda across Lake Lefroy.

History

Gold mining began in the St. Ives area in 1897, with WMC commencing gold mining operations at St. Ives in 1980. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001.

Geology

The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. In the St. Ives area the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with host rocks metamorphosed to upper greenschist and lower amphibolite facies. Gold mineralization discovered to date is best developed in the mafic dominated parts of the sequence, hosted in minor structures including vein arrays, breccia zones and central, quartz rich and mylonitic parts of shear zones. Deposit styles and ore controls are varied, but deposits are commonly associated with subsidiary structures which splay off the regionally extensive Boulder-Lefroy Fault.

Mining

St. Ives sources production from a variety of underground and surface operations, has a mill that treats primary ore and a heap leach facility which treats low and marginal grade ore. The principal production sources in fiscal 2008 included the Argo underground mine together with the Leviathan, Bahama, Pluton and North Revenge open pits. During fiscal 2009, Gold Fields’ management expects the underground production to increase significantly as the Cave Rocks and Belleisle underground mines move from a capital development phase with some production into full production. The primary open pit production sources are expected to shift in fiscal 2009, with the full depletion of the Bahama, Pluton and North Revenge pits, which are expected to be replaced by new open pits at Agamemnon and Grinder. As many of the operations at St. Ives involve mining deposits on or under Lake Lefroy (which is a shallow salt pan that has water in it only intermittently), extracting ore requires construction of bunds and other earthworks to prevent water intrusion. Open pit operations use 180- to 250-ton excavators loading 150-ton trucks. Waste dumps are formed adjacent to the pits or, if practicable, waste is dumped in previously exhausted pits.

Argo Complex. Stoping activities at the Argo mine commenced in November 2003. The Argo underground mine operated below capacity during fiscal 2008, impacted by delays in paste filling and the geometry of the ore bodies preventing the planned extractions sequences and leading to some sections of the ore bodies failing to meet scheduled grade expectations. Performance at Argo in fiscal 2009 is expected to improve significantly.

Greater Revenge Complex. Mining at the Greater Revenge Area commenced in 1989. The operation utilizes typical open pit and lake sediment mining methods. Further exploration and mine design updates resulted in extensions to the Agamemnon open pit during fiscal 2008. The North Revenge and Pluton pits are expected to be fully depleted early in fiscal 2009, with production from the Agamemnon and Grinder pits starting in fiscal 2009.

Belleisle Underground Mine. The Belleisle deposit lies in the Greater Revenge area adjacent to the Mars open pit. Development of a decline tunnel commenced in the second half of fiscal 2007 to access the Belleisle ore body. Development continued during fiscal 2008 but was delayed due to a number of water in-flow intersections and difficult working conditions. Some ore production occurred during the development phase and a first stope opened in June 2008. The Belleisle mine is expected to move into a full production schedule during the second quarter of fiscal 2009.

Bahama Open Pit. This deposit is located in the middle of Lake Lefroy and to the immediate north east of the Santa Ana open pit, mined by WMC in the mid-1990s. The mine also applies typical open pit and lake sediment mining methods. Mining at Bahama was completed during fiscal 2008.

Cave Rocks. Cave Rocks is located approximately six kilometers to the west of the Kambalda West township and was previously an open pit mine completed in 1985. The mining of a series of three open pits was completed in the first quarter of fiscal 2009. Development of an underground mine via a decline tunnel from the southern pit commenced in September 2007, with a second decline being developed from the northern pit, which commenced in November 2007. Development was based on the ore body mined in the open pits. However, during development, the geometry of the ore body was found to be different than expected. The underground mine will utilize primarily open stoping methods to extract ore. The life of this mine is expected to be approximately four years. Development continued during fiscal 2008 with some ore production during the development phase and a first stope opened in the fourth quarter of fiscal 2008. The Cave Rocks mine is expected to move into a full production schedule during the third quarter of fiscal 2009.

Leviathan Open Pit. The Leviathan open pit is based on the expansion of a pre-existing open pit located approximately two kilometers southeast of the Lefroy processing plant. Mining of the cut back commenced in the third quarter of fiscal 2007, with first ore production in the fourth quarter. The mine utilizes conventional truck and shovel mining practices. Mining is planned to occur through areas previously exploited by underground mining methods, requiring special care when passing through these mined areas. Well established procedures are being implemented to manage the risks associated with these zones. Production is scheduled to continue at Leviathan throughout fiscal 2009.

St. Ives’s exploration program in fiscal 2008 has led to an improved understanding of the underlying geological mineralization, enabling consolidation of a number of key project areas going forward. The majority of activities were early stage exploration activities aimed at preparing the site for aggressive resource drill-outs in fiscal 2009. In fiscal 2009, the exploration program is expected to include expansion of underground reserves, extensional growth at operating open pit mining areas, and selective targeting in prospective greenfield areas.

The St. Ives production schedule requires that new open pit and underground mining sources are progressively accessed. Underground production in fiscal 2009 is expected to be enhanced by the Cave Rocks and Belleisle underground mines moving into full production while the Grinder and Agamemnon open pits are planned to replace depleted pits. In addition, feasibility work for a new open pit and/or underground mine at Athena, two kilometers east of Argo, is expected to be undertaken. Based on the outcome of this feasibility study, mining of the deposit at Athena could commence as early as fiscal 2010.

All underground mining activities are completed under a contract with Carlowen Proprietary Ltd, which trades as GBF Underground Mining, or GBF. A five-year agreement with GBF commenced in April 2004, which includes a cost reimbursable performance based remuneration model. The status of this agreement is under review. GBF provides all the employees and equipment necessary to complete the underground development and stoping. Under the terms of the contract, Gold Fields approves all expenditures incurred and guarantees to reimburse 95% of these costs, with the remaining 5% plus any profit earned contingent on GBF achieving certain key performance indicators. Under the terms of the contract, GBF is liable for claims arising from its performance or non-performance, and any loss, damage, injury or death related to the presence of its employees onsite. GBF is not liable for liabilities or losses that are the result of negligence or a breach of a statutory duty of the mine owner. GBF is required to ensure that it and any subcontractors have adequate insurance.

Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at St. Ives under an alliance contract which was extended in January 2004 for a five year period The status of this agreement is under review. Leighton provides employees and equipment for mining ore and waste from the open pit mines. The contract is structured so that Leighton carries risk on plant and personnel performance with Gold Fields carrying the risk on costs. Leighton is reimbursed 100% of its direct costs and is given an additional margin payment. Performance bonuses are contingent upon Leighton achieving certain key performance indicators. Under the terms of the contract, Leighton is liable for claims arising from any loss and/or damage related to the negligence, injury or death of its employees on the sites. Leighton is not liable for claims or loss resulting from the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

Detailed below are the operating and production results at St. Ives for the past three fiscal years.

	Year ended June 30,
	2006	2007	2008
Production
Tons (‘000)	6,690	6,759	7,233
Recovered grade (g/t)	2.3	2.2	1.8
Gold produced (‘000 oz)	497	487	418

Results of operations ($ million)
Revenues	260.8	310.4	342.1
Total production costs(1)(2)	242.2	286.8	351.4
Total cash costs(3)	171.9	202.6	276.0
Cash profit(4)	88.9	107.8	66.1

Cost per ounce of gold ($)
Total production costs	488	589	841
Total cash costs	346	416	661

Notional cash expenditure per ounce of gold produced ($)(5)	452	582	915

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information— Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

From fiscal 2007 to fiscal 2008 there was an increase in tonnage at St. Ives with an additional 0.5 million tones treated at the heap leach circuit. Tonnage treated at the Lefroy Plant remained consistent with fiscal 2007. The increased tonnage treated through the heap leach was a consequence of the addition of an oxide feeder allowing stockpiles of oxide material to be treated in the heap leach circuit. Gold production declined from fiscal 2007 to fiscal 2008 primarily due to reductions in recovered grade resulting from the depletion of the high grade Conqueror underground mine in June 2007. The production at Conqueror was replaced by lower grades obtained from open pits and from the temporary reopening of the East Repulse Underground Mine. Total cash costs per ounce in fiscal 2008 increased as compared to fiscal 2007 due to the lower grades obtained, overall cost increases including salaries and diesel prices and a $13 per ounce increase in royalties payable on the higher gold prices achieved.

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

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan at St. Ives, St. Ives’ June 30, 2008 proven and probable reserves of 1.88 million ounces will be sufficient to maintain production through approximately fiscal 2013. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” Seismicity is the primary safety risk with mining increasingly occurring at depths below 500 meters. The risk is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. No fatalities were recorded in 2006, 2007, 2008 or to date in fiscal 2009. The serious injury frequency rate for fiscal 2008, 2007 and 2006 was 0.0, 0.0 and 0.0 serious injuries per million hours worked, respectively. St. Ives has a health and safety system that conforms to the requirements of OHSAS 18001 and is integrated with its ISO 14001 environmental management system. There were no strikes or material work stoppages at St. Ives in fiscal 2008 or to date in fiscal 2009.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2008, for each of the plants at St. Ives:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2008	Approximate recovery factor for the year ended June 30, 2008(2)
				(tons/month)	(tons/month)
Lefroy Plant	2005	Single stage crushing and SAG milling	CIP	375,000	387,000	93%
Heap Leach Facility	2000	Multiple stage crushing and screening process	Carbon absorption	167,000	215,000	64	%(3)

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 60% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of about 60% of contained gold, equivalent to full recovery of all recoverable gold.

The Lefroy Plant was fully commissioned in February 2005 and is located on the south shore of Lake Lefroy, approximately 12 kilometers south of the township of Kambalda. The plant consistently achieved in excess of nameplate capacity throughout fiscal 2008 and optimization continued throughout the year to realize incremental improvements in throughput, costs and recovery.

The Heap Leach Facility treats low and marginal grade ore from St. Ives. During fiscal 2008, a number of improvements were made on the heap leach circuit, including the addition of an agglomeration drum to improve leaching performance of low grade oxide ores and an oxide feeder to allow stockpiles of oxide ore to be processed.

Capital Expenditure

Gold Fields spent approximately U.S.$84 million on capital expenditures at St. Ives in fiscal 2008, primarily on project development of underground operations at Belleisle and Cave Rocks and ongoing development of the underground Argo mine. Gold Fields has budgeted approximately U.S.$92 million for capital expenditures at St. Ives for fiscal 2009, which is principally earmarked for the continued development of the underground operations at Argo, Bellisle and Cave Rocks and expansion of the Heap Leach Facility.

Agnew

Introduction

Agnew is located 23 kilometers southwest of Leinster, approximately 375 kilometers north of Kalgoorlie in Western Australia. It holds mining leases covering a total area of approximately 60,000 hectares. Agnew is an underground operation, with one underground mine (exploiting numerous ore zones) and one metallurgical plant. Agnew obtains electricity pursuant to a contract with a neighboring mine operated by a major mining company that expires in January 2014 and has access to road infrastructure. Accommodation for workers at Agnew is provided pursuant to an arrangement with the same neighboring mine. Less than 10% of the water requirement comes from local bores. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility. Supplies are generally trucked in from Perth or Kalgoorlie. In fiscal 2008, the operation produced 0.2 million ounces of gold. As of June 30, 2008, Agnew had approximately 450 employees, including approximately 200 who were employed by outside contractors.

History

Gold was discovered at Agnew in 1895 and has since been produced there intermittently. Western Mining Corporation, or WMC, acquired the operation in the early 1980s and commenced open pit mining operations in 1987.

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

Mining

The principal production sources in fiscal 2008 at Agnew were the Waroonga underground mining complex that comprises the Kim South and Main Lodes together with the Songvang open pit. Gold Fields expects the principal production sources in fiscal 2009 to be predominantly from the Waroonga underground mining complex.

Waroonga Complex. The Waroonga Complex currently includes underground mining of the Kim South, Rajah and Main Lode deposits. Underground mining currently involves open stoping methods with cemented paste fill placed in mined out voids to improve ground stability, minimize waste dilution and maximize extraction of the reserve. Access to the orebody is through a decline tunnel which accommodates workers, materials and equipment. Waroonga underground performance increased from less than 30,000 tons per month in June 2007 to greater than 60,000 tons per month by June 2008. A review of stoping sequences, geotechnical parameters and timing in opening up stopes allowed for significant changes to existing working practices which enabled significantly higher production volumes from minimal additional effort or risk. This was complemented by a 100% increase in development meters quarter-on-quarter over the course of the year. Gold Fields has scheduled the Waroonga complex to continue producing at 50,000 to 60,000 tons per month in fiscal 2009.

Songvang Open Pit. The Songvang open pit, located 16 kilometers south of the Agnew metallurgical plant, commenced production during fiscal 2005. The Songvang open pit was successfully depleted in August 2007 and the mining fleet demobilized. The Songvang high grade stockpile was blended with underground ore until February 2008, after which time the Songvang low grade stockpile was substituted. At fiscal year end, there were 124,000 tons of ore remaining at Songvang stockpile, which is expected to be depleted in the second quarter of fiscal 2009.

Claudius Underground Prospect. The Claudius underground prospect consists of a parallel extension to Agnew’s former Crusader and Deliverer underground mines. The infrastructure associated with the previous mining enabled the establishment, in fiscal 2005, of an exploration decline to the Claudius Prospect. Gold Fields deferred making a development decision on the project until fiscal 2007, due to the performance of the Kim underground deposit within the Waroonga complex, which exceeded expectations in fiscal 2005 and fiscal 2006. Assessment of the Claudius Prospect continued during fiscal 2007. A decision to mine a trial parcel of ore from Claudius to confirm the feasibility study assumptions was taken late in fiscal 2007. This project was considered marginal and the ore development and subsequent processing proved this to be the case. As a result, the majority of the exploration drive at Claudius has since ended.

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

During fiscal 2008, exploration at Agnew focused on three main areas: the Waroonga Complex, Turret North and Cinderella. Exploration to extend existing reserves at Waroonga included down-dip extensions to the high-grade Kim South resource and the commencement of drilling into the 450 South prospect which sits south of the Main Lode orebody. Exploration in fiscal 2009 is expected to increase following successful land access campaigns around the lease.

Underground mining is performed by Byrnecut Mining Limited, or Byrnecut. Byrnecut provides employees, consumables and equipment for underground mining activities including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under the contracts which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Byrnecut is liable for claims arising from its performance or non-performance and any loss, damage or injury related to the presence of its employees on the sites. Byrnecut is not liable for claims or loss due to the mine owner’s negligence. Byrnecut is required to ensure that it and any subcontractors have adequate insurance. In fiscal 2007, the terms of a three-year extension to Byrnecut’s agreement, to May 2010, were agreed and formal ratification occurred in the first quarter of fiscal 2008.

Detailed below are the operating and production results at Agnew for the past three fiscal years.

	Year ended June 30,
	2006	2007	2008
Production
Tons (‘000)	1,323	1,323	1,315
Recovered grade (g/t)	5.2	5.0	4.8
Gold produced (‘000 oz)	222	212	204

Results of operations ($ million)
Revenues	116.1	136.3	169.0
Total production costs(1)(2)	72.4	98.2	109.6
Total cash costs(3)	59.7	84.7	84.4
Cash profit(4)	56.4	51.6	84.6

Cost per ounce of gold ($)
Total production costs	326	462	538
Total cash costs	268	399	414

Notional cash expenditure per ounce of gold produced ($)(5)	445	487	606

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2008, 2007 and 2006, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

In fiscal 2008, 1.3 million tons of ore were processed and 0.2 million ounces of gold were produced. Tons processed were similar to those in fiscal 2007 while gold production was lower than in fiscal 2007 due to the decline in grade which occurred on the depletion of Songvang high grade stockpiles in February 2008. Total cash costs per ounce increased during fiscal 2008, as a result of the diminished grade coupled with increases in costs including salaries, the underground mining contract and accommodation costs in the township of Leinster.

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

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew, Agnew’s June 30, 2008 proven and probable reserves of 0.615 million ounces will be sufficient to maintain production through approximately fiscal 2012. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew is engaged in underground mining and limited production stockpile surface mining and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” The primary safety risk at

Agnew is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. There were no fatalities at Agnew in fiscal 2006, 2007, 2008 or to date in fiscal 2009. The serious injury frequency rate for fiscal 2008, 2007 and 2006 was 0.0, 0.0 and 0.0 serious injuries per million hours worked, respectively. Agnew deploys a health and safety management system that conforms to the requirements of OHSAS 18001. The mine also has an environmental management system that is certified to the ISO 14001 standard. There were no strikes or material work stoppages at Agnew in fiscal 2008 or to date in fiscal 2009.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and the metallurgical recovery factor during the fiscal year ended June 30, 2008 for the plant:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2008	Approximate recovery factor for the year ended June 30, 2008(2)
				(tons/month)	(tons/month)
Main Plant	1986	2-stage ball milling	CIP treatment	100,000	110,000	93%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent approximately U.S.$24 million on capital expenditures at Agnew in fiscal 2008, primarily on further development of the Kim South and Main Lode underground mines and employee accommodations. Gold Fields has budgeted approximately U.S.$34 million for capital expenditures at Agnew for fiscal 2009, primarily for exploration and further development of the Kim underground mine and employee accommodations.

Venezuela Operation

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of U.S.$413 million.

Gold Fields received U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro and currently represents 36.2% of the outstanding shares of Rusoro. Pursuant to the transaction, Rusoro acquired Gold Fields’ stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields. Gold Fields owned its 95% interest in the Choco 10 mine through its shareholding in Promotora Minera de Guayana (PMG) S.A., or PMG. PMG was originally a joint venture company formed between Promotora Minera de Venezuela, S.A., or Promiven (a wholly-owned subsidiary of Gold Fields until the sale), and CVG—Ferrominera Orinoco, C.A., or FMO, a subsidiary of Corporación Venezolana de Guayana, or CVG, a governmental development entity for the Guayana region.

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

The Choco 10 mine commenced production in August 2005. Operations consisted of open pit mining and a processing plant comprising conventional comminution and carbon-in-pulp processing. The Choco 10 mine uses typical open pit mining methods of drilling, blasting, loading and hauling. Gold Fields operated two pits within the Choco 10 concession, Pisolita and Rosika-Coacia. The pits are located two to three kilometers from the main plant.

The Choco 10 mine is connected to the main electricity grid that transmits energy from Venezuela to Brazil. A rain-dependent reservoir supplies water for use at the mine, which is supplemented through a well field that was being developed and commissioned while Gold Fields owned the mine. For the period beginning July 1, 2007 and ended November 30, 2007, the date on which the sale agreement was executed, the Choco 10 mine produced approximately 0.03 million ounces of gold.

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

Detailed below are the operating and production results at Choco 10 the four-month period from March 1, 2006 to June 30, 2006 (the period of Gold Fields’ ownership of the mine in fiscal 2006), for fiscal 2007 and for the period beginning July 1, 2007 and ended November 30, 2007.

	Four months ended June 30, 2006	Year ended June 30, 2007	Period ended November 30, 2007
Production
Tons (‘000)	454	1,001	761
Recovered grade (g/t)	1.7	1.7	1.4
Gold produced (‘000 oz)(1)	25	55	34

Results of operations ($ million)
Revenues	16.9	36.0	41.2
Total production costs(2)	11.3	36.7	24.1
Total cash costs(3)	8.3	31.3	24.1
Cash profit(4)	8.6	4.7	17.1

Cost per ounce of gold ($)(5)
Total production costs	399	659	726
Total cash costs	293	562	726

Notes:

(1)	In fiscal 2006, production was reported from March 1, 2006, the date on which Gold Fields acquired the mine, and for this period 0.024 million ounces of gold were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Venezuelan operation. In fiscal 2007, 0.052 million ounces of gold were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Venezuelan operation. In fiscal 2008, production was reported from July 1, 2007 until November 30, 2007, the date of sale of the mine to Rusoro, and for this period 0.032 million ounces of gold were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Venezuelan operation.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(4)	Cash profit represents revenues less total cash costs.

(5)	Calculated based on ounces of gold sold.

Choco 10 engaged in open pit and production stockpile surface mining and was thus subject to all of the surface mining risks discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. Choco 10 did not have any fatal injuries in fiscal 2006, fiscal 2007 or in fiscal 2008 while it was owned by Gold Fields. Because Gold Fields took over operation of the mine late in fiscal 2006, it was not able to generate fiscal year accident frequency rates on a basis comparable to those provided for Gold Fields’ other operations for fiscal 2006 or 2005. The serious injury frequency rate for fiscal 2008 while the mine was owned by Gold Fields was 2.0 serious injuries per million hours worked.

Processing

All processing at Choco 10 was provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the period beginning July 1, 2007 and ended November 30, 2007 for the plant:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the period ended November 30, 2007	Approximate recovery factor for the period ended November 30, 2007(2)
				(tons/month)	(tons/month)
Choco 10 Plant	2005	Single stage crushing with SAG and ball milling	CIP treatment	160,000	152,200	83.4%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

Choco 10 ore was processed using a conventional SAG-ball milling system and CIP circuit plant. The plant was commissioned in 2005. During the period of ownership by Gold Fields it became apparent that modifications and improvements were required to raise the throughput to the nameplate throughput consistently and safely, which Gold Fields undertook. At the time of sale, production at Choco 10 was at nameplate capacity of 160,000 tons per month on a consistent basis.

Capital Expenditure

Prior to the execution of the sale of Choco 10 on November 30, 2007, Gold Fields spent approximately $7.4 million on capital expenditures at Choco 10 in fiscal 2008, primarily on water related projects, additional mining equipment and mine exploration.

Peru Operation

Gold Fields owns a 92% voting interest (80.7% economic interest) in the Cerro Corona Project through its shareholding in Gold Fields La Cima S.A., or La Cima.

Cerro Corona Project

Introduction

The Cerro Corona Project became operational the first quarter of fiscal 2009. It forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. It lies approximately 90 kilometers by road north of the Department of Cajamarca’s capital city and near the village of Hualgayoc. Access to the Cerro Corona Project from Cajamarca is by means of two roads, one from Cajamarca to the Yanacocha Mine (45 kilometers), and then from Yanacocha to the village of Hualgayoc and the town of Bambamarca (45 kilometers). Cerro Corona’s electricity is supplied by the local power supplier. Cerro Corona’s water requirements are provided primarily by retention of rainfall and water is continuously recycled. As of June 30, 2008, Cerro Corona had approximately 400 employees on its payroll.

History

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.72% economic and 92% voting interest in the Cerro Corona Project from a Peruvian family-owned company, Sociedad Minera Corona S.A., or SMC. The agreement called for a reorganization whereby the assets of the Cerro Corona Project were transferred to La Cima, in July 2004. Following approval of an environmental impact assessment on December 2, 2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of $40.5 million. La Cima subsequently acquired all requisite additional permits to construct the mine and construction commenced in May 2006.

Geology

The Cerro Corona gold-copper deposit is hosted by a 600- to 700-metre diameter sub-vertical cylindrical-shaped quartz diorite porphyry stock emplaced into mid-Cretaceous limestone and marls. Within the porphyry, gold-copper mineralization is primarily hosted by extensive zones of stockwork veining. There are at least two phases of diorite placement, only one of which is mineralized. The non-mineralized diorite is generally regarded as the last phase, and is referred to as ‘barren core’. The latest re-modeling suggests that the Cerro Corona porphyry is probably comprised of four or five satellite stocks with the last two being barren The intrusive has been emplaced at the intersection of Andean-parallel and Andeannormal (transandean) structures. Supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone.

Mining

The Cerro Corona deposit will be mined by conventional, bulk surface mining methods. The Cerro Corona Project involves a single surface mine. This ore will be treated in a conventional milling and sulphide flotation concentrator capable of treating 6.2 million tons per annum of ore and producing between 100,000 and 140,000 tons per annum of copper and gold containing concentrate, which will be treated at smelters in Japan, Korea and Europe. At June 30, 2008, the Cerro Corona Project had attributable reserves of approximately 3.017 million ounces of gold and 1.061 million pounds of copper.

Following completion of a definitive cost and schedule estimate in January 2007, the capital construction costs for the Cerro Corona Project was estimated at approximately U.S.$343 million as at January 2007 and the treatment of ore was scheduled to commence early in the third quarter of fiscal 2008. However, through the first half of fiscal 2007, progress on the TMF and the later stages of erection of the concentrator have lagged behind schedule and cost escalations of various aspects of this project have been experienced. On November 15, 2007, La Cima announced a four-month delay and a revised capital forecast for the Cerro Corona Project, amounting to U.S.$421 million, which included an additional contingency of U.S.$20 million, and the scheduled commencement of the treatment of ore was delayed until the fourth quarter of fiscal 2008. In August 2008, La Cima announced a further revised capital forecast for the Cerro Corona Project amounting to U.S.$550 million, with the first shipment of concentrate scheduled for September 2008. There are four primary causes of the increase in construction costs:

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

The mine is expected to employ a total of 550 personnel, consisting of approximately 300 employees with the remainder consisting of contractors. The single largest contractor employer will be Minera San Martin. Minera San Martin will carry out all mining activities under the direction of the La Cima mining and geology department. All mine planning, excavation and head grade and engineering specifications to meet the required design performance through the life of mine will be directly managed by La Cima personnel. Other contractors will provide camp administration and catering, security and laboratory operations.

Assuming that Gold Fields does not increase or decrease reserves estimates at Cerro Corona and that there are no changes to the current mine plan at Cerro Corona, Cerro Corona’s June 30, 2008 proven and probable reserves of 3.017 million ounces of gold and 1,061 million pounds of copper (of which, 2.625 million ounces of gold and 856 million pounds of copper were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Peru operation) will be sufficient to maintain production through approximately fiscal 2024. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Cerro Corona mine involves open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur.

There was one fatality at Cerro Corona in fiscal 2008 and none to date in fiscal 2009. The serious injury frequency rate at Cerro Corona for fiscal 2008, 2007 and 2006 was 0.4, 0.1 and 0.0 serious injuries for every million hours worked, respectively. Cerro Corona has implemented a health and safety management system in accordance with the Gold Fields Full Compliance Health and Safety Management System and in accordance with the OHSAS 18001. The environmental management system implementation started in June 2008. Certification to the ISO 14001-2004 standard is expected in January 2009.

Currently, La Cima’s employees at the mine are not unionized and there were no strikes in fiscal 2008 or to date in fiscal 2009. However, road access to the mine has been blocked on occasion by members of local communities. No blockades or demonstrations occurred during fiscal 2008 or to date in fiscal 2009.

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

Although Gold Fields believes that over time the Cerro Corona Project has generated strong community relationships, there have been instances of conflict with the local communities. The most significant occurred in October 2006 when road access to the project site was blockaded for three weeks by some members of the local community protesting over levels of local employment and the use of community based contracting companies by the Cerro Corona Project. The blockade did not enjoy the support of all community members. The local support, coupled with continuous dialogue with Peruvian ministry officials, assisted in achieving the lifting of the blockade which, nonetheless, caused in excess of three weeks’ lost construction time on site. Following lifting of the blockade the community contractor selection, communication, contracting and certification processes were enhanced while La Cima also developed extensive capacity in its project management team to manage and support these contractors.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, for the processing plant at Cerro Corona:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)
				(tons/month)
Processing Plant	2008	SAG/ball milling	Conventional sulphide flotation circuit	510,000

Note:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

Gold Fields has a concentrate storage warehouse at the port of Salaverry in Trujillo city, approximately 400 kilometers from Cerro Corona. Concentrate is shipped from the Salaverry port in bulk carrier vessels. Gold Fields entered into a five-year contract with Transporters Carranza in the third quarter of fiscal 2008 pursuant to which it handles the logistics of trucking concentrate from the mine to the warehouse and then transferring it to the ships.

Capital Expenditure

Gold Fields spent approximately U.S.$348 million on capital expenditures at Cerro Corona in fiscal 2008, primarily on engineering services for the construction of a processing plant and site development, including tailing dam works, and a concentrate storage warehouse and ship loading facility at the Salaverry port. Gold Fields has budgeted approximately U.S.$112 million for capital expenditures at Cerro Corona for fiscal 2009, consisting of approximately U.S.$42 million on project expenditure primarily to complete construction of the processing plant and U.S.$70 million on life of mine capital primarily on ongoing tailings facilities.

Exploration

Gold Fields holds a diverse portfolio of active gold exploration projects and assets in Africa, Asia, the Americas and Australasia. In addition, Gold Fields has in place a number of exploration projects in connection with mineral rights it holds which are adjacent to its active mining operations and advanced exploration projects in South Africa, Ghana, Peru and Australia. Gold Fields’ exploration program is run out of two exploration hubs in Perth, Western Australia, and Denver, Colorado. The company also has offices in Santiago, Chile; Lima, Peru; Vancouver, Canada and Accra, Ghana. As of June 30, 2008, Gold Fields’ exploration team included 52 full-time and contract geoscientists, who provide the key exploration capability in the regions of focus around the world.

Gold Fields’ exploration strategy is based on a balanced approach to projects, which permits it to consider a project at any stage of development, from initial drill target definition in grassroots stage projects through to full feasibility study phase. Gold Fields focuses its exploration activities on finding quality, high margin mineral assets with potential for low-cost extraction of gold or platinum group metals. When determining whether it will proceed with a project, Gold Fields weighs a variety of cost factors, including the cost of acquiring the project, expected cash costs of production, costs of capital and overhead costs, against the likely returns for the project and the project’s strategic importance in terms of geographic diversification and production profiles. With respect to exploration projects which are adjacent to Gold Fields’ existing mining operations, Gold Fields also considers possible operating synergies which can be realized, for example, by sharing processing plants and other infrastructure, which has a knock-on effect with regard to minimum project size criteria.

Gold Fields has successfully expanded its exploration activities in countries and regions where it has limited experience by means of equity investments in, and strategic alliances with, junior mining partners that are already operating in the relevant region with the requisite operating experience and in some cases mining permits and approvals. Gold Fields has historically applied this strategy to exploration projects in Burkina Faso, China, the Dominican Republic, Kyrgyzstan and Slovakia, among others.

Generally, Gold Fields budgets to spend $15 to $20 per ounce of gold it produces on greenfield exploration (distinct from brownfield exploration which refers to exploration around Gold Fields’ mine sites), provided the opportunities offered warrant such expenditure. At high acquisition prices for gold prospects, the universe of gold prospects that may offer positive returns is limited and exploration efforts are carefully selected with strict economic criteria in mind.

Owing to the shortage of large, viable gold projects, Gold Fields has lowered its size selection criteria compared to previous years. To be considered by Gold Fields, generally an exploration project must have the potential to meet certain target criteria (which vary depending on other strategic objectives and the quality of the project): the potential for a minimum of 2,000,000 (formerly 5,000,000) ounces of reserves; production rates in the range of 200,000 (formerly 500,000) gold equivalent ounces per year; and a real cash return at long-term gold prices that Gold Fields models conservatively. Gold Fields is prepared to consider projects with a higher risk profile if it believes they will offer superior returns. This position could result in consideration of additional multi-commodity targets such as copper-gold deposits or gold-silver type deposits.

Outside South Africa, the three key regions of West Africa, Australasia and South America have been identified as containing prospective emerging gold and mineral belts with medium to long term potential and where Gold Fields has existing operational capabilities. The objective of Gold Fields’ presence is to grow each of these and to develop one million ounce per annum production profiles in each region. Emphasis is placed on reviewing non-geological aspects of prospective projects, such as social, political, environmental and commercial risks, ensuring that an appropriate risk versus reward tradeoff analysis is factored into the decision. In appropriate circumstances, Gold Fields will also consider opportunities outside its key regions of focus.

Gold Fields divides the different phases of an exploration target’s development into what it refers to as the “resource triangle.” An exploration project normally comprises several distinct exploration targets and the resource triangle provides for the progression of the exploration targets in five stages: (1) target definition, (2) initial drilling, (3) advanced drilling, (4) resource development and (5) bankable feasibility study. To be successful, exploration targets need to be drill tested and moved up to the next exploration phase, or be dropped. There is, therefore, a renewed focus on turning over targets as quickly and as effectively as possible by drill testing and also progressing targets in a timely manner. Greenfield exploration is generated by reviewing and ranking the most prospective terrains across the world and exploration areas are selected after considering country risk and strategic fit. Gold Fields has established a Project Generation Team to conduct prospective gold evaluations and develop new project areas with targets for exploration. Each exploration region continuously monitors and reviews projects, targeting projects at all stages of development. Once a project reaches the feasibility stage, a team from Gold Fields’ corporate development office evaluates the project, providing feedback regarding the project’s strategic merits and implications.

Gold Fields’ Greenfield Exploration Targets

The table below provides a breakdown of the number of targets in Gold Fields’ three main exploration regions for each of the five stages of the resource triangle as of June 30, 2008. The table does not include exploration projects on sites adjacent to Gold Fields’ existing operations in South Africa, Ghana, Australia and Peru.

Phase	Eurasia and Africa	Australasia	The Americas
Bankable Feasibility Study	1	—	—
Resource Development	—	—	—
Advanced Drilling	1	1	—
Initial Drilling	8	8	2
Target Definition	23	10	1

Gold Fields spent $39.8 million on greenfield exploration projects not adjacent to its mining operations and $14.1 million on equity investments in exploration related, third party companies (not including investments in Sino Gold) during fiscal 2008. Gold Fields’ total exploration budget for greenfields projects for fiscal 2009 is approximately $75 million, including for equity investments, which will be evaluated as identified throughout the year.

At the Mt Carlton joint venture in northeast Queensland, Australia, Gold Fields is earning a 51% stake in eight exploration tenements owned by Conquest Mining Limited, surrounding Conquest’s Silver Hill discovery. Exploration drilling includes drilling geophysics anomaly coincident with a zoned soil geochemical anomaly at the Powerline Target. At the Capsize Target, a follow-up geophysics survey has better defined drill targets surrounding the alteration and mineralization intersected in previous scout drilling. Four holes have been planned to test an east-west trending anomaly located immediately north of the previously drilled scout holes which returned anomalous results.

At the Clancy joint ventures in New South Wales, Australia, where Gold Fields is earning into an 80% interest in three project areas from Clancy Exploration Ltd, exploration included ground geophysical surveys which defined anomalies consistent with porphyry copper-molybdenum-gold mineralization analogous to Newcrest’s nearby Cadia and Ridgeway Mines. At the Eurowie Target, the initial diamond drill hole intersected altered mineralized rocks. A second hole intersected chalcopyrite-bearing quartz-carbonate veins and hydrothermal breccias within a broad halo of pyrite and hematite (assays are pending). Two diamond drill holes completed at the Keston and Purseglove Targets respectively cut intervals of strong magnetite and hematite alteration, zones of quartz and carbonate veining and disseminated pyrite (assays are pending).

At the 51% owned Sankarani joint venture with Glencar Mining plc in south-western Mali, field work has resumed after the wet season. The program will advance six target areas (Bada, Fie, FR14, BM East, Sindo, Selen 1) from target definition to the initial drilling and complete initial drilling on four targets (Bokoro Main West and East, Fingouana, Sanioumale West and East and Kabaya).

Gold Fields and Orsu Metals Corporation are finalizing a joint venture agreement on the Talas joint venture in Kyrgyzstan which will grant Gold Fields the right to earn-in up to a 70% interest. An aggressive exploration program is underway. Ongoing activities include diamond drilling, road and drill platform construction, metallurgical testing, soil and trench sampling and ground geophysical surveys (all assay results are pending).

Essakane Project

On November 26, 2007, Gold Fields sold its 60% stake in the Essakane project to Orezone Resources Inc. See “—History.”

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

On March 24, 2006, an Acquisition and Framework Agreement, or Acquisition Agreement, was entered into between NAP, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy. The Acquisition Agreement took effect from April 13, 2006 and, in accordance with the terms and conditions of the Acquisition Agreement, a Service Agreement was also entered into between Gold Fields Arctic Platinum Oy, NAP and North American Palladium Arctic Services Oy on March 24, 2006, pursuant to which NAP provides services to the APP.

The Acquisition Agreement granted NAP an option to acquire up to a 60% undivided interest in the APP, including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland upon satisfaction of certain conditions on or before August 31, 2008. During the option period NAP was the operator with the responsibility to manage and fund the project.

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

Aker Kvaerner completed a scoping study on the Suhanko Project in October 2007. The study indicated that the mineral resources could potentially support a 20-year mine life at 7.5 million tons per annum. Based on positive results of the scoping study NAP proceeded into the feasibility study phase. NAP retained Aker Kvaerner to prepare a definitive feasibility study for the Suhanko Project and commissioned Micon International Co Limited to conduct the mineral resource and mineral reserve estimates, the surface mine designs and optimization. The study included the results of the NAP Phase Two drilling comprising a total of 89 holes for 12,693 meters at Suhanko. The definitive feasibility study was discontinued in the fourth quarter of fiscal 2008.

On September 10, 2008, NAP declined to exercise its right to acquire 60% of the APP. Therefore, the APP has reverted to Gold Fields.

See also “Additional Information—Material Contracts—Arctic Platinum Project.”

Sino Gold Alliance

In November 2006, Gold Fields’ wholly-owned subsidiary Gold Fields Australasia BVI, or GF Australasia, entered into an alliance, or the Alliance, with Sino Gold Mining Limited, or Sino Gold, for the purposes of exploring and developing geological belts within the People’s Republic of China, or PRC. Gold Fields has agreed that it can undertake activities in the PRC only through the Alliance while the Alliance remains in place.

The Alliance historically adopted a “rule of fives” approach, seeking to identify deposits that would host at least five million ounces of gold or gold equivalent with annual production capability of 500,000 ounces of gold or gold equivalent. Once an Alliance asset is identified, the parties jointly fund exploration costs with Sino Gold retaining management control until the delineation of a three million ounce resource, after which Gold Fields can take control of the underlying project.

During fiscal 2008, the focus of the Alliance was broadened to identify deposits hosting at least three million ounces of gold or gold equivalent with an annual production capability of 300,000 ounces of gold or gold equivalent. The agreement to broaden the Alliance’s focus formed part of the commercial arrangements surrounding Gold Fields’ agreement to increase its shareholding position in Sino Gold to 19.9%. During fiscal 2008, Gold Fields, through GF Australasia, entered into a private placement agreement with Sino Gold as well as fully participating in Sino Gold’s accelerated renounceable entitlements offer. Gold Fields spent approximately U.S.$90.2 million in acquiring shares in the private placement investment, $77.8 million of which was accounted for in fiscal 2008 with the balance of $12.4 million to be accounted for in fiscal 2009. In addition to the $77.8 million private placement accounted for in fiscal 2008, Gold Fields invested an additional $31.6 million into Sino Gold resulting in a total investment of $109.4 million in fiscal 2008. As a result, Gold Fields, through GF Australasia, is the single largest shareholder of Sino Gold.

The Alliance’s historical rule of fives has not been completely replaced by the new rule of threes. The Alliance now distinguishes between three principal types of geographic area: excluded areas; project areas; and the broader PRC area. The Alliance does not apply to, and does not entitle Gold Fields to a direct interest in, Sino Gold’s operations at White Mountain, Jinfeng, Eastern Dragon, Sanjianfang and Beyinhar (including a 10 kilometer buffer zone around these projects). These areas are referred to as excluded areas. The Alliance’s historical rule of fives focus continues to apply to the areas which fall within a 40 kilometer buffer zone surrounding each excluded area, referred to as project areas. The new rule of threes applies to all other parts of the PRC that are outside the excluded and project areas and which is known as the broader PRC area.

There has also been a commensurate change in the point at which Gold Fields may move to take control of development of an underlying project. In relation to project areas, Gold Fields may take control only once a three million ounce resource is defined. In relation to deposits within the broader PRC area, however, this threshold has been reduced to 1.8 million ounces.

The Alliance is due to expire on November 22, 2009. If it is not extended, Gold Fields will be precluded from undertaking activities in the PRC until at least May 22, 2010.

Near Mine Exploration

At Cerro Corona in Peru, district exploration continues under a 50:50 joint venture with Buenaventura Mining Company, Inc. An airborne geophysical survey has been tendered and will be flown early in the December quarter. At the Titan-Arabe Target, negotiations are continuing with the local communities to gain drilling access to this attractive copper-gold anomaly. It is hoped that drilling can commence in the second quarter of fiscal 2009.

Living Gold

At the end of calendar 2002, Gold Fields initiated the Living Gold project, an export-oriented business which produces roses as part of the South African cut-flower industry. The rationale was to establish a job-creating, community investment project in the Carletonville area in which Gold Fields’ Driefontein mine operates. Living Gold involves a partnership with the Industrial Development Corporation, which owns 35% of the company. In fiscal 2008, Living Gold produced approximately 18.5 million stems and had revenue of approximately R18.8 million ($2.35 million).

Recent Developments

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited, or WAL, a wholly-owned subsidiary of Gold Fields, received a summons from R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited and Afrikander Lease Limited, now known as Uranium One. For further information, see “—Legal Proceedings”.

On September 10, 2008 Gold Fields announced that the Arctic Platinum Project in Finland had reverted to Gold Fields after North American Palladium Limited, a Canadian platinum metals group producer, had declined to follow its rights in terms of a Letter of Intent entered into between the parties and announced on October 18, 2005 and an Acquisition and Framework Agreement subsequently entered into between the parties. See “Operating Review and Prospects—Recent Developments—Reversion of Arctic Platinum Project to Gold Fields”.

On October 2, 2008, Gold Fields entered into an agreement with Bateman Engineering N.V., or Bateman Engineering, to sell its Biox® Technology Business to Bateman Engineering for a net cash consideration of U.S.$8.8 million. The Biox® business is the owner of a proprietary and patented technology, known as the Biox® process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. Included in the sale is a second technology called ASTER (Activated Sludge Tailings Effluent Remediation), currently in development, for the efficient removal of thiocyanate and cyanide from leach solutions. Gold Fields chose to dispose of this business as it does not form part of its core business activities. The transaction is conditional, among other things, upon the approval of the South African Reserve Bank.

As part of the proceeds on disposal of its assets in Venezuela on November 30, 2007, Gold Fields received 140 million shares in Rusoro, a junior gold producer listed on the TSX Venture Exchange. Gold Fields accounts for its 36% investment under the equity method and, due to the decrease in market value of the investment since acquisition, also recorded an impairment of $61.3 million on June 30, 2008. See “Operating Review and Prospects—Results of Operations—Year ended June 30, 2008 and 2007—Impairment of Investment in Equity Investee”. Subsequent to year-end, the market value of the investment in Rusoro continued to decline, and amounted to $36.2 million on November 14, 2008. This represents a further decrease of $129.5 million in the market value of the investment.

Insurance

Gold Fields holds insurance policies providing coverage for general liability, accidental loss or damage to its property, business interruption in the form of fixed operating costs or standing charges, material damage and other losses, some of which are insured, through a captive insurance company domiciled in Gibraltar. Gold Fields’ insurance program does not insure all potential losses associated with its operations as some insurance premiums might be considered to be economically unacceptable, or the risk considered too remote to insure or insurance cover is not available in the global insurance markets. Should an event occur for which there is no or limited insurance cover, this could affect Gold Fields’ cash flows and profitability.

Management believes that the scope and amounts of coverage of its insurance policies are adequate, taking into account the probability and potential severity of each identified risk, and in accordance with customary practice for a gold mining company of its size with multinational operations. See “Risk Factors—Gold Fields’ insurance coverage may prove inadequate to satisfy potential claims.”

Environmental and Regulatory Matters

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

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan. In addition, during the operational life of the mine they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The trust fund system enables payments to be made in a tax-efficient way, while providing comfort to the regulators that the operator has the means to restore any mine after operations have ceased. As of September 30, 2008, Gold Fields had contributed more than Rand 745 million, including accrued interest, to the fund. Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14000 for all surface portions of its South African operations. South Deep is in the process of implementing an EMS that is ISO14001 compliant, with certification expected during calendar 2008.

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

On July 3, 2006, new environmental impact assessment regulations were promulgated under the National Environmental Management Act, or NEMA. The new regulations introduce a fundamental change in this area of the law for the mining sector. Previously, the Department of Minerals and Energy, or DME, had primary responsibility for authorizing the environmental impacts of mining operations, although other departments played a role in approving certain aspects of mining-related activities. Under the new regulations, the Department of Environmental Affairs and Tourism, or DEAT, will play a greater role in the environmental impact assessment decision-making process. The new regulations introduce a more complex regime for environmental impact assessments that includes a two-tiered assessment process, involving first the DME and then the DEAT. The specific sections of the regulations which cover mining operations have not yet been brought into effect but, when they do, they will impact on reconnaissance (defined in the MPRDA as the activity of searching for a mineral or petroleum by geological, geophysical and photogeological surveys, including by remote sensing but excluding by prospecting and exploration), exploration, prospecting and mining activities, as currently defined in the Minerals and Petroleum Resources Development Act. This will result in more stringent requirements in obtaining environmental approval for new mining activities and, potentially, in the case of recommissioning old operations, which could increase Gold Fields’ costs for obtaining the approvals. Gold Fields is taking steps to comply with the new regulations. The regulations with respect to certain activities ancillary to mining are already in effect so that they now require a two-tier authorization process, from the DME and from the DEAT. The new regulations will not have retrospective effect. Section 24G of the National Environmental Management Act 107 of 1998 introduced an amnesty period to continue with operations which had not been authorized under the previous Environment Conservation Act EIA regulations. The amnesty period was available from January 7, 2005 to July 6, 2005. Gold Fields submitted three applications for such amnesty (as each identified activity required its own application) and is currently awaiting the decision of the environmental authorities in this regard. The applications related to the authorization of cyanide plants at Beatrix, Kloof and Driefontein. It is likely that the applications will be granted. If the applications are granted the maximum fine that can be levied is R1 million per application. In the unlikely event that the applications are not granted the authorities may order that the activities are stopped and that remediation and rehabilitation takes place.

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

Gold Fields undertakes activities which are regulated by the National Nuclear Regulator Act 47 of 1999, or the NNR Act. The NNR Act requires Gold Fields to obtain authorization from the National Nuclear Regulator, or NNR, and undertake activities in accordance with the conditions of such authorizations. The NNR has alleged certain non-compliance issues relating to radiation levels in water running adjacent to certain of Gold Fields’ properties. Gold Fields does not concede the accuracy of the NNR samples and is currently undertaking its own sampling following which it will reengage with the NNR.

It has been publicly indicated by various individuals purporting to represent certain non-governmental organizations and other interested parties that they believe that Gold Fields, together with various other mining companies in South Africa, have polluted the water in and around the Wonderfontein Spruit, which is a catchment area in the West Wits Basin. This may lead to action being taken against Gold Fields, individually or collectively with other mining companies, and/or against the regulator. In March 2008, Gold Fields and two other mining companies received letters of demand from attorneys representing Duffuel (Pty) Ltd claiming substantial damages in the sum of ZAR50 million based on this alleged pollution. Although intimated, no formal action has as yet been instituted against Gold Fields.

During fiscal 2008, a decision was taken by the Executive Committee to consolidate and contextualize the environmental and associated legal risks at the South African operations. This is being done through a due diligence exercise conducted by two external firms that specialize in environmental risk and environmental law, respectively. The main reasons for selecting these firms were to ensure objectivity and to maintain an irreproachable level of credibility. The exercise is expected to fully identify the South African operation’s current risk profile in terms of environmental and associated legal risks.

The results of this exercise are now being finalized and will, after being fully analyzed, form the basis upon which existing strategies will be reviewed and modified so as to reduce any risks that have been identified. Gold Fields intends to undertake mitigating action, provided it is deemed necessary, focused on reducing existing risks and preventing future risks.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Minerals and Energy the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also gives employees the right to refuse dangerous work. Finally, it describes the powers and functions of a mine health and safety inspectorate (which is now part of the DME) and the process of enforcement.

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

On September 23, 2008, the Mine Health and Safety Amendment Bill was passed by the National Assembly and the bill has now been transmitted to the National Council of Provinces for concurrence. If this bill is signed by the President and becomes law, Gold Fields may be subject to more stringent regulations regarding mine health and safety. Four of the more important new provisions in the Bill as approved by the National Assembly are:

•	An obligation on inspectors to impose a prohibition on the further functioning of a site where a person’s death, serious injury or illness, or a health threatening occurrence has occurred;

•	A new offense for any person who contravenes or fails to comply with the provisions of the MHSA thereby causing a person’s death or serious injury or illness to a person;

•

A new offense of vicarious liability for the employer where a chief executive officer, manager, agent or employee of the employer commits an offense and the employer either connived at or permitted the performance or an omission by the person concerned or did not take all reasonable steps to prevent the performance or an omission; and

•

An increase in the maximum fines. Any owner convicted in terms of the above offenses may have its mining permits withdrawn or suspended, be fined R3 million and/or be imprisoned for a period not exceeding five years, while the maximum fine for other offenses and administrative fines are increased, with the highest fine being R1 million.

In October 2007, as a result of a spate of accidents at various mining operations in South Africa, including Gold Fields’ operations, former President Thabo Mbeki ordered the Department of Minerals and Energy to conduct an occupational health and safety audit at all mines. The department developed audit protocols and divided them into two parts: (1) Legal Audit and (2) Technical Audit of certain installations and practices at mines. The intention of the audits was to give an indication of the extent to which mines comply with health and safety requirements, and also to help mines develop programs of action to improve their health and safety. The legal audits were begun in December 2007 and completed in the first half of 2008. A report detailing the results of the legal audits is expected to be made public in the near future. The technical audits have not yet been conducted and it is unclear if and when the government will undertake such audits. The audit process was intended to broadly cover the topics indicated below:

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

The 2002 Minerals Act

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

Under the 2002 Minerals Act, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals and Energy when exercising her discretion whether to grant these applications. A mining right can be cancelled if the mineral to which such mining right relates is not mined at an “optimal” rate. In November 2006, the DME approved the conversion of Gold Fields’ mining licenses under the old regulatory regime at Driefontein, Kloof and Beatrix into rights under the new regime. The South Deep application has been completed and is currently under review, prior to final submission to the Department of Minerals and Energy. Gold Fields intends to submit the application for approval during fiscal 2009.

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

The Royalty Bill

On March 20, 2003, the draft Mineral and Petroleum Royalty Bill was released for public comment. After extensive consultation, the draft Mineral and Petroleum Royalty Bill was revised and this revised bill, or the Royalty Bill, was published on October 11, 2006, affording stakeholders a further opportunity to provide comments. After revisions, the Royalty Bill was again published on June 24, 2008 and subsequently passed by Parliament. However, the Royalty Bill has not yet been signed by the State President. If signed, the Bill would come into effect as of May 1, 2009 by its own terms. The Royalty Bill proposes to impose a royalty payable to the State based on EBIT (with 100% of capital expenditure taken into account in the calculation of EBIT). EBIT is defined in the Royalty Bill as the aggregate amount of gross sales for all transferred mineral resources; plus proceeds of the disposal of assets used to develop mineral resources, less operating expenditure related to winning or recovering of mineral resources as well as expenses incurred before those minerals are refined.

A maximum royalty of 5% has been introduced for refined minerals, such as gold and platinum, with a surcharge add-on in the formula of 0.5%. The royalty percentage determined is applied to gross revenue for the gold sector. Based on the proposed formula the rate for Gold Fields, if applied to the results for fiscal 2008, would have been approximately 2% of revenue. See “Risk Factors—Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens—The Royalty Bill.”

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

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and individuals with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are also required under the Minerals and Mining Act, 2006 (Act 703), Environmental Assessment Regulations 1999 (LI 165) and Water Use Regulations 2001 (LI 1692), to obtain all necessary approvals from the Environmental Protection Agency and the Forestry Commission before undertaking mining operations. The Minerals and Mining Act also requires mines to comply with all laws for the protection of the environment.

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

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. The reclamation plan provides an estimate of the costs to rehabilitate the mining area for the life of the mine, or the life of mine rehabilitation estimate, and an estimate of the costs to rehabilitate the mine as at the date of the reclamation plan, or the current estimated rehabilitation costs. These estimates are adjusted every two years, taking into account any new disturbance or rehabilitation undertaken during the two year period from the date of the previous estimate. The obligations to rehabilitate the mining area and to provide security for the rehabilitation costs is included in a reclamation security agreement negotiated with the Environmental Protection Agency, or EPA, and signed by the mining company. Each mining company is required to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting a reclamation bond and a cash deposit, which serve as a security deposit against default.

In Ghana, updated reclamation plans are submitted to the EPA every two years with a readjustment of the calculated bond based on the current estimated rehabilitation costs. Gold Fields Ghana’s current reclamation bond secures an amount of $7.4 million which is 50% of the rehabilitation costs estimated as at December 2005. The current life of mine rehabilitation estimate forecast for Tarkwa, following its expansion, is $39.2 million. Tarkwa is reviewing the current closure plan in light of the expansion program for the mine and changing LOM plans which have resulted in re-disturbance of several previously rehabilitated areas on the mine site. Upon receipt of a Notice of Intent for the expansion project in 2006, Gold Fields Ghana was advised by the EPA to submit a new EIS and the EPA further advised Gold Fields to submit an updated reclamation plan and revised security bond agreement after the approval of the new EIS document. Gold Fields submitted a new EIS in February 2007 which was approved by the EPA in May 2007. A new environmental permit was issued in May 2007 allowing Gold Fields to continue operations subject to submission of a revised EMP for the site within 18 months. Gold Fields expects to submit a new EMP during November 2008, at which time it expects to receive a new environmental certificate valid for three years. A revised Closure Plan and security bond agreement will be submitted to the EPA during fiscal 2009, consistent with agreements made with the EPA.

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

Abosso was the first mining company in Ghana to sign a reclamation security agreement, in May 2001. Following various intermediate amendments to the agreement, in April 2006, Abosso provided the EPA with a revised draft reclamation security agreement. The draft reclamation security agreement was based on calculated current estimated rehabilitation costs totaling $4.2 million. The current life of mine rehabilitation estimate is $5.8 million (which includes the $4.2 million in current estimated rehabilitation costs) and again takes into account a reduction in the liability for completed reclamation works. Meetings with the EPA were held during 2007 and a further draft agreement was submitted to the EPA in November 2007. Abosso has been asked to make certain amendments to this draft and expects to submit a final draft to the EPA in November 2008. A reclamation bond (in the form of an irrevocable letter of credit) of $2.0 million provided as security expired in June 2008. A $200,000 cash deposit remains in place. The amount secured will be revised based on adjusted current estimated rehabilitation costs when the reclamation security agreement is signed by both parties.

Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in Ghana. Gold Fields’ operations in Ghana received full certification under ISO 14001:1996 in fiscal 2003, and the operations were re-certified under ISO 14001:2004 in May 2006 for a further three years.

Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including the Ghanaian operations, are committed to complying with the code. Certification to the code has subsequently been achieved in May 2008.

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

Under the Environmental Protection Act of 1986, Gold Fields is obliged to prevent and abate pollution and environmental harm. Under the Contaminated Sites Act 2003, Gold Fields is required to report known or suspected contaminated sites. The Western Australian government’s Department of Environment and Conservation then classifies the site based on the risk posed to human health and the environment. Gold Fields may be required to investigate or remediate an affected site if there is contamination that is likely to cause harm to human health or the environment. If that happens, Gold Fields’ environmental duties and responsibilities will be increased. See “Risk Factors—Gold Fields’ operations in Australia are subject to environmental and health and safety regulations which could impose significant costs and burdens.”

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

Prospecting licenses, exploration licenses and mining leases are subject to prescribed minimum annual expenditure commitments. Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A monthly production report must be filed and royalties on gold metal are calculated accordingly at a fixed rate of 2.5%.

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

Certain of Gold Fields’ tenements are currently subject to native title claims. However, most of Gold Fields’ tenements were granted prior to January 1, 1994. Where tenements were granted between January 1, 1994 and December 23, 1996, Gold Fields believes it complies with the conditions set out by the Native Title Act for those tenements to be validly granted. On those tenements not granted before December 1996, Gold Fields has entered into agreements with the claimant parties which provides the Company with security of tenure. Therefore, the granting of native title over any of these tenements will not have a material effect on Gold Fields’ tenure.

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

Peru

Regulatory

The regulatory framework governing the development of mining activities in Peru mainly consists of a General Mining Act, or the LGM, and Regulations relating to mining procedures, health and safety, environmental protection, and mining investment and guarantees Other laws, such as the Mining Royalty Law and laws relating to the granting of mining concessions in urban areas and urban expansion areas, the closing of mines, and liabilities for environmental damage, also affect mining companies. . A supervisory body, known as OSINERGMIN, has the authority to regulate the mining industry.

The exploitation of mineral substances from the soil or subsoil is governed by the LGM. A mining activity is defined as the surveying, prospecting, exploration, exploitation, general workings, beneficiation, trading and transportation of ore.

In order to fulfill the work obligations established by the Peruvian law, the holder of more than one mining concession of the same class and nature may group them in administrative economic units, provided that the concessions are located within a radius of 5 kilometers in the case of non-ferrous metallic minerals or primary auriferous metallic minerals. A group of mining concessions constitutes an Administrative Economic Unit and requires an approval resolution issued by the General Bureau of Mining.

Regulatory and Supervisory Entities

In general terms, the principal regulator of mining activities in Peru is the Ministry of Energy and Mines, or the MEM, through its General Bureau of Mining, or GBM, and its General Bureau of Mining and Environmental Affairs, or GBMEA. Other institutions are the Geological, Mining and Metallurgical Institute, or the GMMI, and the Supervisory Body of Investment in Energy and Mining.

The GBM is the senior body of the MEM. It reports directly to the Office of the Vice-Minister of Mining and is responsible for regulating, inspecting and promoting mining activities, safeguarding the rational use of the mining resources in harmony with the environment.

The GBMEA has the following duties, among others: (i) propose policy and legal provisions for environmental conservation and protection; (ii) approve technical standards for the appropriate application of regulations on environmental conservation and protection to apply to activities of the mining sector; and (iii) assess environmental and social impacts derived from activities of the mining sector, establishing the preventive and corrective measures necessary to control such impacts.

The GMMI has the following duties, among others: (i) process mining claims, grant titles to mining concessions and act on applications relating to mining rights pursuant to law; (ii) prepare the Mining Register, administer and distribute the annual concession fee and collect any penalties for failure to meet minimum annual production targets; and (iii) cancel mining concessions in the event of nonpayment of the concession fee or the nonpayment of a penalty fee.

The Supervisory Body of Investment in Energy and Mining supervises and inspects mining activities as regards matters of mine safety and health, and environmental conservation and protection.

Mining concessions

In accordance with the LGM, mining activities (except surveying, prospecting and trading) must be performed exclusively under the concession system. A concession confers upon its holder the exclusive right to develop a specific mining activity within a defined area. The LGM establishes four types of concessions:

Mining concessions, which confers the right to explore and exploit the mineralization granted which is within a solid of undefined depth, limited by vertical planes corresponding to the sides of a square, rectangle or closed polygon, the vertices of which refer to Universal Transversal Mercator (UTM) coordinates. A mining concession is a real property interest independent and separate from the property where it is located. It is granted by the GMMI. Once the claimed area is subject to a mining concession, the titleholder must register its title with the Registro de Derechos Mineros, or Mining Registry, administered by the Superintendencia Nacional de Registros Públicos, or SUNARP, where all the agreements, resolutions and acts thereto must also be registered.

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

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. This concession is granted by the DGM.

General workings concessions confer the right to render ancillary services to two or more mining concession holders. The following are considered ancillary services: ventilation, drainage, hoisting or extraction in favor of two or more concessions from different concessionaires. This concession is granted by the GMB.

Ore transportation concessions, which confer the right to install and operate a system for the continuous massive transportation of mineral products between one or more mining centers and a port or beneficiation plant, or a refinery, or along one or more stretches of these routes. The mineral product transportation system must be non-conventional, such as: conveyor belts, pipelines or cable cars, among others. This concession is granted by the GMB. Conventional transportation systems are authorized by the Ministry of Transport and Communications.

All the concessions regulated by the LGM must be registered with the Public Mining Registry. In addition, all concessions in force must be registered with the National Mining Land Register, administered by the INGEMMET, including the UTM coordinates of the vertices of each mining concession.

The holders of mining concessions or pending claims for mining concessions must comply with several obligations, among which is the payment of the Annual Concession Fee (U.S.$3 per hectare applicable to both mining concessions and mining claims). The default in payment for two consecutive or non-consecutive years results in the forfeiture of the respective mining concession or claim.

Furthermore, the holders of mining concessions are required to meet annual minimum production levels or else to pay the penalty set by the LGM. Failure to comply with this obligation for two years may also result in the forfeiture of the concession.

The holders of concessions have the following rights, among others: (i) in concessions granted on uncultivated lands, to make free mining use of the concession surface for their economic purpose, without any additional request being required; (ii) to request the right to the free mining use, for the same purpose, of uncultivated lands located outside the concession; (iii) to request an authorization to establish easements on third party lands as necessary for the rational use of the concession; an easement will be established after paying fair value compensation; (iv) to request an authorization to establish mining use or easements, if applicable, on the surface lands of other concessions, provided that the mining activity of their holders is not disturbed or hindered; (v) to construct, on neighboring concessions, the works that may be necessary for access, ventilation and drainage of its own concessions, ore transportation and the safety of its workers, after appropriate compensation has been paid if such works cause any damages and without creating any encumbrance to the adjacent concessions; and (vi) to use the water necessary for the concession operations pursuant to the applicable law.

During 2006, Peruvian mining companies agreed to a mining payment to the government equivalent to 3.75% of income after taxes. The payment is intended to support government efforts to alleviate poverty. This payment is payable until 2010, contingent on the price of gold being above certain parameters set by the Peruvian government. The initial parameters set were U.S.$537 per ounce of gold and U.S.$1.79 per pound of copper.

Environmental

During the 1990’s, a modern environmental practice that conforms to the international environmental standards was established and made generally applicable to most of the mining industry. In 1990, the Environmental Code was enacted, which established for the first time a legal and institutional system to preserve the environment. In 1993 the Environmental Protection Regulations for Mining and Metallurgical Activities were enacted. On October 15, 2005, the Environmental Act completely repealed and replaced the Environmental Code.

The following items are required to be produced under the environmental laws:

•

Environmental Impact Assessment (EIA). EIAs are required for new projects, expansions of the operations by more than 50% and in conjunction with a project moving from the exploration stage to the development stage. EIAs must evaluate the physical, biological, socioeconomic and cultural impacts on the environment resulting from the execution of the mining projects.

•

Semi-Detailed Environmental Impact Assessment (EIAsd) and Environmental Impact Statement (DIA): EIAsd and DIAs are required for mining exploration projects. EIAsd apply to larger projects while DIAs apply to smaller projects.

•

Annual Consolidated Statement: Holders of mining concessions must submit statements by June 30 of each year describing emissions to the environment and follow-up actions taken pursuant to the previously approved EIA and/or PAMA.

Periodic Environmental Audits are made by OSINERGMIN to supervise compliance with the commitments undertaken in the respective EIAs and PAMAs.

In 2003, a law regulating mine closure was approved. The closure of a mine usually entails the sealing of exits, in the case of underground mines, the removal of surface infrastructure and the environmental rehabilitation of the surface where the mining activity has been developed. The law requires mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including an Environmental Liabilities Closure Plan, in order to prevent, minimize and control the risks to and negative effects on health, personal safety and environment that may be generated or may continue after the cessation of mining operations. Furthermore, the law obligates holders of mining concessions to furnish guarantees in favor of the MEM to ensure that they will carry out the Environmental Liabilities Closure Plan in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance by the holder of the mining concession. Mine concession holders may satisfy these requirements by obtaining letters of credit to cover the amount of any mine closure plan.

Regulations under the mine closure law establish the procedure to be followed to obtain approval of the Environmental Liabilities Closure Plan and the requirements and characteristics of the guarantees furnished by the holders of mining concessions. These regulations also establish procedures for the approval of mine closure plans and inspection of the implementation of such plans, as well as the penalties to be imposed in the event of non-compliance by the holders of mining concessions.

Property

Gold Fields’ operations as of June 30, 2008 comprised the following:

Gold Fields’ operative mining areas as of June 30, 2008

Operation	Size
South Africa
Driefontein	8,561 hectares
Kloof	20,087 hectares
Beatrix	16,821 hectares
South Deep	3,566 hectares
Ghana
Tarkwa	20,825 hectares
Damang	8,111 hectares
Australia
St. Ives	84,756 hectares
Agnew	60,023 hectares
Peru
Cerro Corona	574 hectares

Gold Fields leases its corporate headquarters in Johannesburg and its exploration offices not located at the mines.

As discussed earlier, the 2002 Minerals Act came into operation on May 1, 2004 and vests the right to prospect and mine in the South African State with administration by the government of South Africa. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights.” In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields’ mining licenses under the former regulatory regime at Driefontein, Kloof and Beatrix into licenses under the new regime. The application for the conversion of the South Deep mining authorization has been completed and is currently under review, prior to final submission to the Department of Minerals and Energy. Gold Fields intends to submit the application for approval during fiscal 2009. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights.”

Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns various mineral rights, under the previous regime, and surface rights contiguous to its operations in South Africa. As required under the 2002 Minerals Act, Gold Field has registered its surface rights utilized for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and is in the process of converting those prospecting rights to mining rights under the 2002 Minerals Act. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights.”

Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty which is calculated on the basis of a formula which ranges from 3% to 12% of revenues derived from mining at the sites. For fiscal 2008, this formula resulted in Gold Fields Ghana paying royalties equivalent to approximately 3% of the revenues from gold produced at the Tarkwa and Teberebie properties, and Abosso paying approximately 3% of the revenues from gold produced at the Damang property.

In Australia, mining rights and property are leased from the state. Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. At the St. Ives operations, the initial 21-year term has expired for seven mining leases, with those mining leases having now entered (in most cases only quite recently) their second 21-year term. At the Agnew operations all mining leases, save for one, are within their initial 21-year term. The one relevant mining lease at Agnew has only recently begun its second 21 year term. In relation to gold produced from the mining leases at St. Ives and Agnew, Gold Fields pays an annual royalty to the state of 2.5% of production.

In Peru, exploration and extraction activities can only be performed in duly authorized areas. Authorization is granted when a mining concession is issued. Mining concessions are for an indefinite term provided the titleholder complies with the timely payment of annual concession fees of U.S.$3.00 per hectare and any applicable fines. In addition, La Cima owns mining rights outside Cerro Corona covering 185.2 hectares and surface rights related to Cerro Corona covering 881.3 hectares.

As of June 30, 2008, Gold Fields also held exploration tenements covering a total of approximately 4.06 million hectares in various countries, including the Dominican Republic, Chile, Brazil, Peru, Indonesia, Finland, Kyrgyzstan, South Africa, Ghana, Guinea, the Democratic Republic of Congo, Mali, Australia and the United States. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. Gold Fields’ international exploration offices are leased under various contract terms and durations. See “—Exploration.”

Gold Fields also holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals. Gold Fields controls approximately 48,200 hectares of land in the West Wits and Welkom regions.

Research and Development

Gold Fields undertakes various research and development projects relating to gold production technology and potential uses of gold. In particular, Gold Fields has developed a patented technology called Biox® through its wholly-owned Swiss subsidiary Biomin Technologies S.A. Biox® involves a process by which bacteria release gold from sulfide bearing gold ore to permit more economical recovery of the gold. On October 2, 2008, Gold Fields entered into an agreement with Bateman Engineering to sell its Biox® Technology Business to Bateman Engineering for a net cash consideration of U.S.$8.8 million. See “—Recent Developments”. Under this agreement, Gold Fields will continue to develop this technology during the next two years.

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

Gold Fields has concluded its collaboration with an external laboratory and technology development partner in the development and testing of pipe reactor technology for the dissolution of uranium. The Company is also currently involved in the testing of biotechnology for the destruction of cyanide compounds in residue streams, for the purpose of complying with the Cyanide Code.

Legal Proceedings

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now known as Uranium One. WAL’s preliminary assessment is that it has strong defenses to these claims and accordingly, WAL’s attorneys have been instructed to vigorously defend the claims. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (approximately R11 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately R519 million). The claims lie only against WAL, which holds a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company.

On May 1, 2008, an accident occurred at the Twin Shaft Complex of the South Deep Mine. The accident occurred at the mine’s ventilation raise hole and nine people were fatally injured. The Mine Health and Safety Inspectorate, or MHSI, of the DME has commenced an investigation into the accident pursuant to the Mine Health and Safety Act. The MHSI has not yet completed its investigation and, at this point in time, it is unclear whether the MHSI will convert its investigation into an inquiry pursuant to the Mine Health and Safety Act or whether it will hold an inquiry jointly with an inquest. Accordingly, Gold Fields is unable at this time to furnish a view regarding the dates and possible full implications of such further proceedings. South Deep is in the process of conducting its own investigation into the accident.

Other than the summons and investigation described above, Gold Fields is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

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

Brattice wall: a partition normally made from pre-cast concrete panels that separates the fresh air entering and the exhaust exiting a mine shaft.

Carbon absorption: a treatment process which uses activated carbon to remove gold in solution.

Carbon in leach, or CIL: a process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

Carbon in pulp, or CIP: a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple- staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains soluble gold. The soluble gold is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

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

Hypogene: ore or mineral deposits formed by ascending fluids within the earth.

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

Porphyry: An igneous rock of any composition that contains larger, well-formed mineral grains in a finer-grained groundmass.

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

Supergene: ores or ore minerals formed where descending surface water oxidizes mineralized rock and redistributes the ore minerals, often concentrating them in zones.

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

Overview

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia and Peru. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is currently the largest gold producer in South Africa, and one of the largest gold producers in the world, on the basis of annual production. In the year ended June 30, 2008, Gold Fields produced 3.915 million ounces of gold, 3.670 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, Abosso Goldfields Limited, or Abosso and Promotora Minera de Guayana (PMG) S.A., or PMG. Gold Fields reported attributable gold reserves, including copper converted to gold equivalent ounces, of 82.8 million ounces as of June 30, 2008, with attributable gold reserves of 80.5 million ounces and attributable copper reserves of 856 million pounds.

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

With effect from July 1, 1999, Gold Fields acquired the remaining interest in the St. Helena mine and reorganized the group to simplify its holding structure. Since that time, Gold Fields has acquired its Australian operations and Abosso mine in Ghana, sold the St. Helena mine, sold a 15% beneficial interest in its South African operations to Mvelaphanda Resources Limited, or Mvela Resources, restructured its South African operations, and acquired its interests in the Cerro Corona Project. It also acquired, then sold, its Venezuelan operations. See “Information on the Company.”

In fiscal 2007, Gold Fields acquired the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited, or BGSA, and the remaining shares of Western Areas Limited, or Western Areas, which it did not already own. BGSA and Western Areas each held a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity that owned the developing South Deep gold mine adjacent to Gold Fields’ Kloof gold mine, located in the Witwatersrand basin near Johannesburg. See “—Acquisition of South Deep.” After the acquisition, BGSA was renamed GFI Joint Ventures Holding (Pty) Limited, or GFI Joint Ventures, and Western Areas was renamed Gold Fields Operations Limited, or Gold Fields Operations.

Total gold production was 3.915 million ounces in fiscal 2008 (3.670 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana, Abosso and PMG.) Total gold production was 4.285 million ounces in fiscal 2007 (4.024 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana, Abosso, PMG and South Deep). In fiscal 2008 production from the South African operations decreased 9% mainly due to power disruptions in the second half of the fiscal year. Beatrix’s production was 18.5% lower due to a decline in volumes mined and processed due to the power disruptions, together with a decrease in yield due to a poor mine call factor. This was partly offset by the inclusion of a full year of production from South Deep as compared with only seven months in fiscal 2007. Production at the international operations also decreased 9%. In Australia, St. Ives’ production decreased 14% due to reductions in recovered grade as scheduled ore from Cave Rocks and Belleisle did not come into production during the year. At Agnew, production was 4% lower due to the depletion of Songvang high grade stockpiles which were replaced by lower grade stockpiles. In Ghana, Tarkwa’s production was 7% lower due to high seasonal rainfall in the first half of the year which resulted in lower mined and processed ore and a slightly lower yield. Damang’s production was 4% higher due to increased high grade ore from the Damang pit cutback.

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

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for Rand 100 million of the shares issued by Mvela Resources in the private placement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields has effectively guaranteed a loan of Rand 150 million, or the PIC Loan, made by the Public Investment Corporation, or the PIC, to Micawber. Interest on the PIC Loan accrues at the rate of 14.25%, is compounded semi-annually and is payable in one lump sum at the end of the term of the loan. Under the terms of the PIC Agreement, the PIC has the right to require Gold Fields to assume all its rights and obligations under the PIC Loan, together with its underlying security, which consists of the PIC’s proportionate share of Mvela Gold’s rights under the Subscription and Share Exchange Agreement and a guarantee of Rand 200 million from Mvela Resources, at a price equal to the value of the principal and interest of the PIC Loan, net of a guarantee fee equal to 3.75% per annum of the value of the principal and interest of the loan, if, at the time the PIC Loan is due for repayment, Micawber does not repay the loan in full. Whether or not the PIC requires Gold Fields to assume its rights and obligations under the PIC Loan, the PIC is obligated to pay the guarantee fee to Gold Fields on the date on which the PIC Loan is repaid to the PIC. See “—Liquidity and Capital Resources—Cash Resources—Investing” and “—Credit Facilities—Mvela Loan.”

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

During the first part of fiscal 2007, Mvelaphanda Holdings (Proprietary) Limited, or Mvela Holdings entered into various agreements in terms of which the status quo regarding the shareholding in Mvela Resources as of the date of the Mvelaphanda Transaction was restored by Mvela Holdings once again having a direct interest in the issued share capital of Mvela Resources. On July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the sponsor support, guarantee and retention agreement, or the Sponsor Support, Guarantee and Retention Agreement, dated February 13, 2004, among Gold Fields, GFIMSA, Mvela Resources, Mvela Holdings, Mvela Gold, Micawber and FirstRand Bank Limited. In accordance with the revised agreements, Mvela Holdings undertook to remain an HDSA company, to retain beneficial ownership of no less than 26% of the issued equity share capital of Mvela Resources, to have board control of Mvela Resources (together with other HDSAs) and to retain management control of Mvela Resources pursuant to a written management agreement.

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

On March 17, 2008, a Memorandum of Agreement was signed between the Company, GFLMSL, Mvela Resources, Mvela Gold and GFIMSA whereby the number of shares for which the GFIMSA shares are to be exchanged pursuant to the Subscription and Share Exchange Agreement was fixed at 50,000,000.

On March 27, 2008, Mvela Resources obtained the consent of the Company, GFIMSA, GFLMSL and others under the Sponsor Support, Guarantee and Retention Agreement to enter into a proposed transaction with Anglo Platinum Limited, or APL, and Northam Platinum Limited, or Northam, in terms of which Mvela Resources will purchase approximately 53.1 million Northam shares from APL’s subsidiaries and will advance shareholder loans to, and become the holder of the entire issued share capital of, Micawber 278 (Proprietary) Limited, or M278, which owns APL’s indirect 50% beneficial interest in the Booysendal Platinum Project. In addition, Mvela Resources will sell all its indirect shareholdings in M278 to Northam in exchange for 121 million new Northam shares.

In addition, this agreement effectively replaced the Mvela Holdings guarantee set out in the Sponsor Support, Guarantee and Retention Agreement with a guarantee by Nedbank Limited for the due and punctual payment and performance by Mvela Resources of its obligations under the guarantee provided by Mvela Resources under the Sponsor Support, Guarantee and Retention Agreement.

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

Gold Fields owned its interest in the Choco 10 mine through its 95% holding in PMG. PMG is a venture between Promotora Minera de Venezuela, S.A., or Promiven (a wholly-owned subsidiary of Gold Fields which it acquired from Bolivar), and a subsidiary of Corporacion Venezolana de Guayana, or CVG, a governmental development entity for the Guayana region. Gold Fields assumed operation of PMG on March 1, 2006.

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of approximately U.S.$413 million comprising U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro.

Acquisition of La Cima

On January 11, 2006, Gold Fields acquired an 80.72% economic and 92% voting interest in Sociedad Minera La Cima S.A., now known as Gold Fields La Cima S.A., or La Cima, for a total consideration of U.S.$40.5 million. La Cima is the holding company for the Cerro Corona Project. See “Information on the Company—Gold Fields’ Mining Operations—Peru Operation” and “—Credit Facilities—Cerro Corona Facility.”

The Cerro Corona Project became operational during the first quarter of fiscal 2009.

Acquisition of South Deep

In fiscal 2007, pursuant to a series of transactions, Gold Fields acquired 100% of BGSA and Western Areas, giving it ownership of the South Deep gold mine in South Africa. See “Information on the Company—Gold Fields’ Mining Operations—South Deep Operation” and “—Liquidity and Capital Resources—Credit Facilities.”

On December 1, 2006, Gold Fields acquired 100% of the issued share capital of BGSA for $1,154.8 million. The $1,154.8 million comprised:

•	$324.0 million in Gold Fields ordinary shares issued;

•	$801.8 million in cash;

•	$24.2 million relating to the reimbursement of an insurance claim to the vendors; and

•	$4.8 million of direct costs relating to the acquisition.

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

As a result of the acquisition of Western Areas, Gold Fields became exposed to the gold derivative structure held by Western Areas, which consisted of put and call options as well as deferred premium. The marked to market valuation of this derivative structure as of December 1, 2006, the date of acquisition, was negative $539.0 million at a gold price of $631.75 per ounce. The structure was closed out on January 24, 2007 at a gold price of $643.00 per ounce with a payment of $549 million after deducting scheduled maturities of $10 million. This resulted in a realized loss of $20.7 million.

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

Sale of Essakane Project

On October 11, 2007, Gold Fields reached an agreement to sell its 60% stake in the Essakane project to Orezone for a minimum total consideration of U.S.$200 million. The transaction closed on November 26, 2007. Orezone paid Gold Fields U.S.$152 million in cash and issued 41,666,667 common shares having an aggregate subscription price of U.S.$48 million to its wholly-owned subsidiary, Gold Fields Essakane (BVI) Limited. Following the acquisition, Gold Fields owned 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. See “Information on the Company—History.”

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold. As a result, Gold Fields’ revenues are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.” The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the London afternoon fixing price of gold in U.S. dollars for the past 12 calendar years and to date in calendar year 2008:

	Price per ounce(1)
	High	Low	Average
	($)
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008 (through October 31, 2008)	1,011	713	887

Source: Bloomberg

Note:

(1)	Rounded to the nearest U.S. dollar.

On October 31, 2008, the London afternoon fixing price of gold was U.S.$731 per ounce.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. However, hedges are sometimes undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity—Commodity Price Hedging Policy.” Significant changes in the price of gold over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

Gold Fields’ Realized Gold Price

The following table sets out the average, the high and the low London afternoon fixing price of gold and Gold Fields’ average U.S. dollar realized gold price during the past three fiscal years:

	Year ended June 30,
	2006	2007	2008
	($/oz)
Average	525	638	821
High	725	691	1,011
Low	418	561	649
Gold Fields’ average realized gold price(1)	524	638	819

Note:

(1)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

Costs

Over the last three fiscal years, Gold Fields’ total cash costs have typically made up approximately 80% of total costs and consist primarily of labor and, where applicable, contractor costs, and consumable stores, which include explosives, timber and other consumables, including diesel fuel and other petroleum products.

Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 49% of total cash costs at the South African operations. At the South African operations, power and water made up on average approximately 10% of total cash costs over the last three fiscal years. At the Ghana operations, mining operations at Damang are conducted by an outside contractor, while starting in fiscal 2005, Tarkwa began engaging in owner mining and therefore significantly reducing its use of outside contractors. Contractor costs represented on average 23% of total cash costs at Tarkwa over the last three fiscal years, and 21% of total cash costs during fiscal 2008. Over the last three fiscal years contractor costs represented on average 46% of total cash costs at Damang. Direct labor costs represent on average a further 10% of total cash costs at Tarkwa over the last three fiscal years and 9% in fiscal 2008. Over the last three fiscal years direct labor costs represented on average 6% at Damang. At the Australian operations, mining operations are conducted by outside contractors. Over the last three fiscal years, total contractor costs represented on average 60% at Agnew and 38% at St. Ives of total cash costs and direct labor costs represented on average a further 17% at Agnew and 11% at St. Ives of total cash costs.

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

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of its mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. In addition, during fiscal 2008, continued limitations on electricity supplies from Gold Fields Ghana’s electricity supplier because of the low water reservoir level at its hydroelectric generating facility meant that Gold Fields Ghana was forced to use emergency diesel-powered generators to make up the difference. As a result, Gold Fields incurred operating costs of approximately U.S.$ 6.5 million from the use of the diesel generators in fiscal 2008. However, the rainy season of 2007, together with conservative management of hydroelectric generation, has allowed water levels to rise and rationing was lifted in early calendar 2008. There can, though, be no assurance that there will not be new disruptions to the electricity supply. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition” and “Information on the Company—Gold Fields Mining Operations—Ghana Operations—Tarkwa Mine—Mining.” Over the last three fiscal years, fuel costs have represented approximately 15% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at the South African or Australian operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the open pits and the distances between the pits and the plants. In order to provide some protection against future rises in oil prices, and therefore in diesel fuel prices, Gold Fields has in recent years entered into various call options for diesel fuel for the benefit of its Ghana operations. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Policy—Oil,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Experience—Oil” and “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Contract Position—Oil.”

During fiscal 2008, price participation royalties of A$13.1 million (U.S.$11.7 million) were paid in respect of St. Ives. Total gold produced from St. Ives since November 30, 2001 exceeded 3.3 million ounces during fiscal 2008, creating the liability to pay the 4% net smelter return royalty which amounted to A$0.9 million ($0.8 million) for fiscal 2008. See “Information on the Company—Gold Fields’ Mining Operations—Australia Operations.”

The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

Notional Cash Expenditure

Gold Fields defines notional cash expenditure, or NCE, as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per ounce basis. Management considers NCE per ounce to be an important measure as it believes NCE per ounce provides more information than other commonly used measures, such as total cash costs per ounce, regarding the real cost to Gold Fields of producing an ounce of gold, reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that NCE per ounce is a useful indication of the cash Gold Fields has available to do things other than produce gold, such as paying taxes, repaying debt, funding exploration and paying dividends.

NCE is not a U.S. GAAP measure. An investor should not consider NCE or operating costs in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. NCE and operating costs as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

The following tables set out a reconciliation of Gold Fields’ production costs, as calculated in accordance with U.S. GAAP, to its NCE for fiscal 2008, 2007 and 2006.

	For the year ended June 30, 2008
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise noted)(1)
Production Costs	390.3	358.9	229.0	170.3	312.5	126.9	25.1	292.2	97.5	—	(6.6)	1,996.1
Add :
Corporate expenditure	8.5	7.4	4.6	2.8	3.7	1.4	2.1	3.0	1.0	5.2	1.3	41.0
Employment termination costs	2.2	1.9	2.4	9.4	—	—	—	0.3	—	—	—	16.2
Accretion expense on provision for environmental rehabilitation	1.1	2.6	2.0	0.5	0.8	0.2	1.0	3.0	0.8	—	—	12.0

Operating costs	402.1	370.8	238.0	183.0	317.0	128.5	28.2	298.5	99.3	5.2	(5.3)	2,065.3
Additions to property, plant and equipment	139.8	123.5	79.3	107.9	169.7	10.8	7.4	83.6	24.1	348.4	59.9	1,154.4

Notional cash expenditure	541.9	494.3	317.3	290.9	486.7	139.3	35.6	382.1	123.4	353.6	54.6	3,219.7

Gold produced (‘000oz)	928.0	820.9	438.1	232.1	646.1	194.2	33.8	417.7	203.7	—	—	3,914.6
Notional cash expenditure per ounce of gold produced ($)	584	602	724	1,253	753	717	1,053	915	606	—	—	822

Note:

(1)	Calculated using an average exchange rate of R7.27 per $1.00.

	For the year ended June 30, 2007
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise noted)(1)
Production Costs	361.2	344.9	211.1	99.0	261.5	109.0	33.7	212.5	83.1	—	(8.3)	1,707.7
Add :
Corporate expenditure	8.6	5.7	3.8	2.9	3.0	2.0	3.7	2.3	0.8	—	5.6	38.4
Employment termination costs	2.1	1.8	0.9	—	—	—	—	—	—	—	0.1	4.9
Accretion expense on provision for environmental rehabilitation	3.6	2.0	1.8	0.1	0.6	(1.8)	0.5	1.6	(2.0)	—	—	6.4

Operating costs	375.5	354.4	217.6	102.0	265.1	109.2	37.9	216.4	81.9	—	(2.6)	1,757.4
Additions to property, plant and equipment	113.2	107.8	82.3	39.4	83.8	8.2	20.5	67.0	21.5	233.9	19.4	797.0

Notional cash expenditure	488.7	462.2	299.9	141.4	348.9	117.4	58.4	283.4	103.4	233.9	16.8	2,554.4

Gold produced (‘000oz)	1,016.5	922.9	543.4	163.2	697.2	187.9	54.6	486.9	212.4	—	—	4,285.0
Notional cash expenditure per ounce of gold produced ($)	481	501	552	866	500	624	1,070	582	487	—	—	596

Note:

(1)	Calculated using an average exchange rate of R7.20 per $1.00.

	For the year ended June 30, 2006
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ millions except as otherwise indicated)(1)
Production Cost	365.1	343.4	212.2	—	211.7	101.7	8.4	176.3	80.9	—	—	1499.7
Add :
Corporate expenditure	8.7	7.4	3.6	—	—	—	—	1.6	0.5	—	0.1	21.9
Employment termination costs	2.4	3.0	2.1	—	—	—	—	0.8	0.5	—	—	8.8
Accretion expense on environmental rehabilitation	2.6	3.3	2.3	—	0.4	—	—	—	—	—	—	8.6

Operating cost	378.8	357.1	220.2	—	212.1	101.7	8.4	178.7	81.9	—	0.1	1,539.0
Additional to property, plant and equipment	84.9	75.4	69.9	—	41.4	4.2	5.2	45.7	17.0	—	33.4	377.1
Notional cash expenditure	463.7	432.5	290.1	—	253.5	105.9	13.6	224.4	98.9	—	33.5	1,916.1

Gold produced (‘000oz)	1,149.5	914.0	596.1	—	709.2	235.1	25.3	496.4	222.4	—	—	4,348.0
Notional cash expenditure per ounce of gold produced ($)	403	473	487	—	357	450	538	452	445	—	—	441

Note:

(1)	Calculated using an average exchange rate of R6.40 per $1.00.

NCE increased from $441 per ounce in fiscal 2006 to $596 per ounce in fiscal 2007 and to $822 per ounce in fiscal 2008, primarily because of significant increases in both operating costs per ounce and additions to property, plant and equipment.

One of Gold Fields’ short-term strategic objectives is to reduce its NCE per ounce to $725 (as calculated for management reporting purposes, using an exchange rate of R8.00 to $1.00). See “Information on the Company—Strategy—Strategic Review—Short-term Priorities”.

South African Power Disruptions

In South Africa, Gold Fields’ mining operations are dependent upon electrical power generated by the South African governmental electricity supply body, Eskom. Eskom holds a monopoly on power supply in the South African market. As a result of an increase in demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. On January 25, 2008, Gold Fields suspended all mining activity at its South African operations, due to Eskom requesting their Key Industrial Consumers, of which Gold Fields is one, to reduce consumption to the minimum possible load. 50% of Gold Fields’ normal electrical consumption is required simply to pump, ventilate and refrigerate its operations. On January 28, 2008, the power supply was restored to 71% of total average consumption. On January 29, 2008, 80% of total average power consumption was restored to Gold Fields’ mines and Eskom reinstated the authorization for mines to increase their power load from 80% to 90% on February 1, 2008. On March 7, 2008, the South African mining industry was allocated an additional 260 MW of power and on Friday, March 14, 2008, Eskom informed Gold Fields of its portion of the additional amount which Gold Fields has allocated to its Kloof and Driefontein mines. These allocations increased the total power available to Gold Fields’ South African mines to approximately 95% of the historical average consumption profile at Driefontein and Kloof, and 90% at the Beatrix and South Deep mines.

There can be no assurance that power supplies can or will be maintained at this level, particularly as the actual baseline historical average consumption rate has not yet been fully agreed with Eskom. Eskom has also advised Gold Fields that it intends to increase power tariffs significantly. In fiscal 2008, power costs made up approximately 10% of the operating costs at the South African operations. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions.

Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition” and “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”

Income and Mining Taxes

South Africa

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. For tax purposes, GFIMSA is considered a gold mining company whereas Gold Fields itself and its other South African subsidiaries are non-gold mining companies. All non-gold mining companies pay tax at the statutory rate of 28% which was reduced from 29% for tax years ending on or after April 1, 2008, whereas gold mining companies pay tax at a rate which is calculated in terms of a formula which is explained below. In addition, non-gold mining companies are liable for Secondary Tax on Companies, or STC, which is currently charged at a rate of 10%, effective as from October 1, 2007 (previously 12.5%). STC is a tax on dividends declared by companies or closed corporations that are resident in South Africa. It differs from a dividend withholding tax in that it is a tax imposed on companies or closed corporations, and not on its shareholders. STC is payable on the amount of dividends declared by the company, less the sum of qualifying dividends received or accrued to the company during a particular time period (referred to as a dividend cycle).

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

Gold mining companies can elect to be exempt from STC and different formulae are used to calculate tax on mining income depending on whether an election has been made. If the election has been made, the current relevant values are a = 43 and b = 5. These values are effective for tax years ending on or after April 1, 2008. For tax years ending on or after April 1, 2008, the rate applicable to non-mining income for gold mining companies who have made the election is 35%.

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

Peru

Peru taxes resident individuals and domiciled corporations on their worldwide income. The corporate income tax rate applicable to domiciled companies is 30% on taxable income. Capital gains are also taxed as ordinary income.

Tax losses, adjusted for inflation, may be carried forward by a domiciled corporation using one of the following methods:

•

Losses may be carried forward and used in full in subsequent tax years. The balance of unused tax losses may be carried forward for a period of four tax years from the tax year in which they are first incurred; or

•

Losses can be carried forward, and up to 50% of the tax loss may be set off against taxable income in a subsequent tax year. The balance of the assessed losses may be carried forward can be carried forward and applied on this basis until balance is fully used up, with no time limit on the carry forward.

On October 4, 2007, La Cima and its parent company, Gold Fields Corona (BVI) Limited, or Gold Fields Corona, signed stability agreements with the relevant governmental authorities in Peru. These agreements, among other things, guarantee the current tax regime, including a 4.1% withholding tax rate on dividends and 30% income tax rate, for a period of 10 years. In order to take advantage of certain provisions of these agreements, Gold Fields Corona capitalized $404.5 million of inter-company loans in March 2008.

Venezuela

Venezuela taxes domiciled corporations on their worldwide income. Taxable income is therefore defined to include territorial income, income resulting from activities performed or deemed to be performed outside of Venezuela and assets located or deemed to be located outside of Venezuela, and income resulting from inflation adjustment. Conversely, certain extraterritorial expenses are allowed as deductible expenses.

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

Payments made to foreign parties protected by double tax treaties concluded with Venezuela are subject to the relevant relief on withholding taxes as applicable.

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

Exchange Rates

Gold Fields’ South African revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a lower Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates.” During fiscal 2008, Gold Fields had two different U.S. dollar/Rand forward purchase contracts to manage its exposure to fluctuations in the value of the Rand against the U.S. dollar. They were:

•

As a result of the $550 million draw down under a $1.8 billion bridge loan facility entered into to close-out the Western Areas gold derivative structure and refinance certain working capital loans, U.S. dollar/rand forward cover was purchased during the fiscal quarter ended March 31, 2007 in an amount of $550.8 million for settlement August 6, 2007, at an average forward rate of R7.3279 based on a spot rate of R7.1918. Subsequently, that cover was extended for periods of between one and three months during fiscal 2008. The cover was reduced as a result of loan repayments of $60.8 million and $172.0 million made on December 6, 2007 and December 31, 2007 respectively. The balance of the $318.0 million forward cover was extended on June 6, 2008 to July 7, 2008 at an average rate of R7.8479, based on a spot rate of R7.7799, and has been further extended during fiscal 2009. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses are accounted for under foreign exchange gains/(losses), along with gains and losses on the underlying loan that has been hedged. The forward cover points are deemed to be an interest cost and are therefore accounted for as part of interest; and

•

In anticipation of increased US dollar denominated capital expenditure on the Cerro Corona Project, Gold Fields purchased two forward exchange contracts. One was entered into on July 27, 2007 for $40 million at an average rate of R7.1884 to October 30, 2007, based on a spot rate of R7.1000. The second was entered into on October 4, 2007 for $50 million at an average rate of Rand 6.9949 to November 21, 2007, based on a spot rate of R6.9794. Both contracts were subsequently extended, but were allowed to expire on April 30, 2008 and April 22, 2008, respectively, resulting in a gain of $11.6 million.

See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

With respect to its operations in Ghana, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are determined according to a formula by which costs are indexed to the U.S. dollar. Accordingly, fluctuations in the Ghanaian Cedi do not materially impact operating results for the Ghana operations.

With respect to the Australian operations, Gold Fields expects that the effect of fluctuations in the value of the Australian dollar against the U.S. dollar will be similar to that for the Rand, with weakness in the Australian dollar resulting in improved earnings for Gold Fields and strength in the Australian dollar producing the opposite result. Gold Fields agreed with the lenders providing the loans for the acquisition of St. Ives and Agnew to manage its exposure to fluctuations in the value of the Australian dollar against the U.S. dollar by entering into financial instruments that fix the exchange rates for a portion of the expected future revenues from the operations. These financial instruments were closed out on January 7, 2004. However, in order for the Group to participate in any future Australian dollar appreciation, a strip of quarterly maturing Australian dollar/U.S. dollar call options were purchased of which the value dates and amounts matched those of the original structure. The remaining instruments matured during fiscal 2007. Gold Fields accounted for these financial instruments on a mark-to-market basis, using exchange rates prevailing at the end of the relevant accounting period.

With respect to its operation in Peru, a substantial portion of Gold Fields’ operating costs are directly incurred in U.S. dollars with the balance being incurred in Nuevos Soles. Accordingly, Gold Fields does not expect fluctuations in the Nuevo Sole/U.S. dollar exchange rate to have a significant impact on operating results for the Peru operation.

Inflation

It is possible that a period of significant inflation in South Africa could adversely affect Gold Fields’ results and financial condition. However, because the majority of Gold Fields’ costs at the South African operations are in Rand, while its revenues from gold sales are in U.S. dollars, the extent to which the Rand devalues against the

U.S. dollar will offset the impact of South African inflation. In Ghana, Gold Fields’ operations are not significantly impacted by Ghanaian inflation because a substantial portion of Gold Fields’ costs are either incurred directly in U.S. dollars or are determined according to a formula by which U.S. dollar amounts are converted into Ghanaian Cedi. Gold Fields expects that the impact of Australian inflation will be similar to that of South Africa, as will Peruvian inflation.

South African, Ghanaian and Peruvian Economic and Political Environment

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

South African companies, including Gold Fields, are subject to exchange control restrictions which require companies to repatriate some or all of their offshore profits. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. In particular, in his speech to Parliament toward the end of October 2004, the Minister of Finance outlined the South African Treasury’s medium-term budget policy statement and repeated that it was the government’s eventual goal to replace all remaining exchange controls with prudential benchmarks. He also announced the abolition of exchange control limits on new outward foreign direct investments by South African corporations and the lifting of their obligation to repatriate foreign dividends. There have subsequently been further indications from the Ministry of Finance that it remains the government’s intention to gradually phase out the remaining exchange controls over time. See “Information on the Company— Regulatory and Environmental Matters—South Africa—Exchange Controls.”

Gold Fields also has significant operations in Ghana and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Ghana. See “Risk Factors— Economic or political instability in the countries or regions where Gold Fields operates may have an adverse effect on Gold Fields’ operations and profits.” In addition, pursuant to an agreement which it has entered into with the Ghanaian government with respect to the Tarkwa mine, Gold Fields is required to repatriate at least 20% of the revenues derived from the Tarkwa mine to Ghana and either use such amounts in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. See “Information on the Company—Regulatory and Environmental Matters—Ghana—Mineral Rights.” Although it has been more than two years since the last set of negotiations with the Bank of Ghana regarding the Damang mine’s level of repatriation, the next set of negotiations has not been scheduled pending the execution of a new development agreement with the government of Ghana. Gold Fields currently repatriates approximately 40% of revenues from the Ghana operations to Ghana. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

In addition, Gold Fields has operations in Peru and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies, and particularly mining companies, operating in Peru. See “Risk Factors—Economic or political instability in the countries or regions where Gold Fields operates may have an adverse effect on Gold Fields’ operations and profits.”

Critical Accounting Policies and Estimates

Gold Fields’ significant accounting policies are more fully described in note 2 to its audited consolidated financial statements included elsewhere in this annual report. Some of Gold Fields’ accounting policies require the application of significant judgments and estimates by management that can affect the amounts reported in the financial statements. By their nature, these judgments are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

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

Depreciation, depletion and amortization of mining assets

Depreciation, depletion and amortization charges are calculated using the units-of-production method and are based on Gold Fields’ current gold production as a percentage of total expected gold production over the lives of Gold Fields’ mines. An item is considered to be produced at the time it is removed from the mine. The lives of the mines are estimated by Gold Fields’ mineral resources department using interpretations of mineral reserves, as determined in accordance with the SEC’s industry guide number 7.

Depreciation, depletion and amortization at Gold Fields’ South African operations (which are long-life mines ranging from 12 to 42 years), are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives, are less sensitive to change in reserve assumptions. Accordingly, at these locations, it is Gold Fields’ policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Field’s Board. However, if Gold Fields’ management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

A similar approach is followed at Gold Fields’ operations in Ghana and Peru, due to the longer life of the primary orebody. At Gold Fields’ Australian operations, where mine-life ranges from two to four years, proven and probable reserves used for the calculation of depreciation, depletion and amortization are more susceptible to changes in reserve estimates. At these locations, Gold Fields’ depreciation, depletion and amortization calculations are updated on a more regular basis (at least quarterly) for all known changes in proven and probable reserves. The nature of the orebody, and the on-going information being gathered in connection with the orebody, facilitates these updates.

The estimates of the total expected future lives of Gold Fields’ mines could be different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Gold Fields’ mineral reserves. Changes in management’s estimates of the total expected future lives of Gold Fields’ mines would therefore impact the depreciation, depletion and amortization charge recorded in Gold Fields’ consolidated financial statements. Changes due to acquisitions, sales or closures of shafts expected to have a material impact on Gold Fields’ depreciation, depletion and amortization calculations, are incorporated in those calculations as soon as they become known.

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

If there are indications that an impairment may have occurred, Gold Fields prepares estimates of expected future cash flows for each group of assets. Expected future cash flows reflect:

•	estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2008, the Group used an expected future market gold price of $800 per ounce, and expected future market exchange rates of R8.16 to $1.00 and A$1.19 to $1.00;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Gold Fields records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The process of determining fair value is subjective as gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value and requires management to make numerous assumptions. Gold Fields estimates fair value by discounting the expected future cash flows using a discount factor that reflects a market-related rate of interest for a term consistent with the period of expected cash flows.

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

Gold Fields recorded impairment charges on its long-lived assets amounting to $11.4 million in fiscal 2008, but recorded no impairment charges on its long-lived assets during fiscal 2007 or fiscal 2006.

Impairment of goodwill

Gold Fields acquired the South Deep mine on December 1, 2006. Goodwill related to this acquisition is reflected in the balance sheet in the U.S. dollar reporting currency at $1,092.8 million. Gold Fields performs its annual impairment test of goodwill related to the South Deep mine on June 30 each year.

Under U.S. GAAP, the goodwill impairment test consists of two steps. The first step (step one), which compares the reporting unit’s fair value to its carrying amount, is used as a screening process to identify potential goodwill impairment. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the second step of the impairment test (step two) must be completed to measure the amount of the reporting unit’s goodwill impairment loss, if any. During this step, the reporting unit’s fair value is assigned to the reporting unit’s assets and liabilities, using the initial acquisition accounting guidance in FAS 141(R), in order to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is then compared with the carrying amount of the reporting unit’s goodwill to determine the goodwill impairment loss to be recognized, if any.

The process for determining fair value of the South Deep mine is subjective as gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value and requires management to make numerous assumptions. The net asset value represents a discounted cash flow valuation based on expected future cash flows. The expected future cash flows used to determine the fair value of the reporting unit are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including, but not limited to, reserves and production estimates, together with economic factors such as the spot gold price and foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates. Therefore it is possible that outcomes within the next financial year that are materially different from the assumptions used in the impairment testing process could require an adjustment to the carrying values.

Management’s estimates and assumptions to estimate the fair value of the South Deep reporting unit include:

•	estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2008, the Group used an expected future market gold price of $800 per ounce, and expected future market exchange rate of R8.16 to $1.00;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Gold Fields has determined that the fair value of the South Deep mine is considered in excess of its carrying value of $2,907.7 million and the goodwill related to the South Deep mine was therefore not considered impaired under U.S. GAAP.

Deferred taxation

Management establishes a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance or where management believes that they will not be realized based on projections. These determinations are based on the projected taxable income and realization of tax allowances and tax losses. In the event that these tax assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that Gold Fields would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

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

Share-based compensation

Effective July 1, 2005, Gold Fields adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R), for all share option grants subsequent to that date. SFAS 123(R) requires Gold Fields to determine the fair value of share options as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. Gold Fields has determined the fair value of all its options grants (a) prior to, but not yet vested as of, July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123(R), and (b) subsequent to July 1, 2005 based on the grant-date fair value estimated in accordance with SFAS 123(R), using the Black-Scholes or Monte Carlo simulation valuation model, which require Gold Fields to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and Gold Fields’ expected dividend yield. While Gold Fields’ management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement. Gold Fields’ options have characteristics significantly different from those of traded options and therefore fair values may also differ.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 157 “Fair Value Measurements”, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement (that is, fair value should be based on the assumptions market participants would use when pricing the asset or liability, not an entity specific measurement). In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. This statement is effective for the Group from July 1, 2008. The Company does not expect the adoption of FAS 157 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FAS 115”, or SFAS 159. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Application of the provisions of SFAS 159 is optional and the provisions can be elected on an instrument by instrument basis. SFAS 159 is effective for the Group beginning July 1, 2008. The Company is currently evaluating the impact of SFAS 159 on its financial position and results of operations.

In June 2007, the Emerging Issues Task Force, or the EITF, reached consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards, or EITF Issue 06-11. EITF Issue 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classified nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue 06-11 is to be applied prospectively for tax benefits on dividends declared the Group’s fiscal years beginning July 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on its financial position and results of operations.

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations”, or SFAS 141(R), which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Group beginning July 1, 2009 and is to be applied prospectively. The Company is currently evaluating the potential impact of adopting this statement on its financial position and results of operations.

In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, or SFAS 160, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for the Group beginning July 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on its financial position and results of operations.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133”, or FAS 161. FAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities with the aim of improving transparency of financial reporting. The provisions of FAS 161 are effective for the Group beginning July 1, 2009. The Company does not expect the adoption of FAS 161 to have a material impact on its consolidated financial statements.

In April 2008, the FASB published FSP No. FAS 142-3 “Determination of the Useful Life of Intangible Assets”, or FSP FAS 142-3. The FSP reflects the FASB’s recognition of potential inconsistencies in the useful life of intangible assets recognized under SFAS No. 142 “Intangible Assets” and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations.” The FSP allows an entity to use its own assumptions about renewal or extension of an arrangement even when there is likely to be substantial cost or material modifications associated with such terms in determining the appropriate useful life for intangible assets. The provisions of FSP FAS 142-3 are effective for the Group beginning July 1, 2009. The Company does not expect the adoption of FSP FAS 142-3 to have a material impact on its consolidated financial statements.

In May 2008, the FASB published FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, or FSP APB 14-1. FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of this FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (that is, the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 is effective for the Group beginning July 1, 2009. The Company does not expect the adoption of FSP APB 14-1 to have a material impact on its consolidated financial statements.

Results of Operations

Years Ended June 30, 2008 and 2007

Revenues

Product sales increased by $471.0 million, or 17.2%, from $2,735.2 million in fiscal 2007 to $3,206.2 million in fiscal 2008. The increase in product sales was due to an increase in the average realized gold price of 28.4% from $638 per ounce in fiscal 2007 to $819 per ounce in fiscal 2008, partially offset by a decrease of approximately 0.375 million ounces, or 8.7%, in total gold sold, from 4.289 million ounces in fiscal 2007 to 3.914 million ounces in fiscal 2008. The decrease in ounces sold resulted from lower production from both the South African and the international operations.

At the South African operations, gold production decreased from 2.65 million ounces in fiscal 2007 to 2.42 million ounces in fiscal 2008. At Driefontein, gold output decreased by 8.8% from 1.02 million ounces to 0.93 million ounces as a result of lower underground volumes mined and processed, partially offset by an improved underground yield. The lower volumes were mainly in the latter half of the year due to the power disruptions discussed above which affected all of the South African operations. See “—South African Power Disruptions”. Gold output at Kloof decreased by 10.9% from 0.92 million ounces to 0.82 million ounces as a result of lower underground yield as well as the power disruptions. At Beatrix, gold output decreased 18.5% from 0.54 million ounces to 0.44 million ounces due to a decline in volumes mined and processed due to the power disruptions, together with a decrease in yield due to a poor mine call factor. Part of the decline at the South African operations was offset by increased attributable production at South Deep, control of which Gold Fields acquired on December 1, 2006. South Deep produced 0.23 million ounces in fiscal 2008, compared with 0.17 million ounces for the seven months ended June 30, 2007.

At the international operations, total gold production decreased from 1.64 million ounces in fiscal 2007 to 1.49 million ounces in fiscal 2008. At St. Ives, the decrease of 14.3% from 0.49 million ounces to 0.42 million ounces was primarily due to reductions in recovered grade as scheduled ore from Cave Rocks and Belleisle did not come into production during the year. At Agnew, gold production was 4.8% lower, declining from 0.21 million ounces to 0.20 million ounces, due to the depletion of Songvang high grade stockpiles which were replaced by lower grade stockpiles. At Tarkwa, the decrease of 7.1% from 0.70 million ounces to 0.65 million ounces was due to exceptionally high seasonal rainfall in the first half of the year which resulted in lower volumes mined and processed and a slightly lower yield. At Choco 10, gold production decreased from 0.056 million ounces to 0.034 million ounces. This was due to Choco 10 being included only for five months as it was sold on November 30, 2007. The decline in production from the international operations was partially offset by an increase in production at Damang, which increased by 3.7% from 0.187 million ounces to 0.194 million ounces due to increased high grade ore from the Damang pit cutback.

Total gold sold and total gold produced are the same at all the operations with the exception of Choco 10, where there may be differences due to timing of sales.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2007 and fiscal 2008.

	Fiscal 2007			Fiscal 2008			Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	($/oz)		(‘000 oz)	($/oz)		(%)
South Africa
Driefontein	1,017	349	419	928	414	515	18.6	22.9
Kloof	923	367	458	821	432	543	17.7	18.6
Beatrix	543	378	455	438	520	615	37.6	35.2
South Deep(3)	166	595	714	232	768	919	29.1	28.7
Ghana
Tarkwa(4)	697	378	434	646	492	553	30.2	27.4
Damang(5)	188	597	602	194	658	678	10.2	12.6
Venezuela
Choco 10(6)	56	565	659	33	726	726	28.5	10.2
Australia(7)
St. Ives	487	416	589	418	661	841	58.9	42.8
Agnew	212	399	462	204	414	538	3.8	16.5
Total(8)(9)	4,289	—	—	3,914	—	—
Weighted average	—	394	482		505	610	28.2	26.6

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information— Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(2)	For information on how Gold Fields has calculated total production costs per ounce by dividing total production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

(3)	In fiscal 2007, 0.163 million ounces of sales were attributable to Gold Fields, with the remainder attributable to minority shareholders in the South Deep operation. Gold Fields acquired 100% of South Deep during the course of fiscal 2007.

(4)	In fiscal 2007 and 2008, 0.496 million ounces and 0.459 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	In fiscal 2007 and 2008, 0.134 million ounces and 0.138 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	In fiscal 2007 and 2008, 0.053 million ounces and 0.031 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Choco 10 operation.

(7)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(8)	In fiscal 2007 and 2008, 4.024 million ounces and 3.669 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Venezuela operations and, in fiscal 2007, South Deep.

(9)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2008 and fiscal 2007.

	For the year ended June 30, 2008
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	390.2	358.9	229.0	170.3	312.5	126.9	25.1	292.2	97.5	(6.5)	1,996.1
Less:
G&A other than corporate costs	10.1	8.1	5.8	1.9	13.4	1.1	2.0	5.8	2.0	(6.5)	43.7
GIP adjustment(2)	(2.2)	(1.9)	(2.4)	(0.4)	(2.6)	—	(0.2)	17.5	14.7	—	22.5
Exploration	—	—	—	—	—	2.8	—	1.8	0.6	—	5.2
Plus:
Employee termination cost	2.2	1.9	2.4	9.4	—	—	—	0.3	—	—	16.2
Royalty	—	—	—	—	15.9	4.8	0.8	8.6	4.2	—	34.3
Total cash costs	384.5	354.6	228.0	178.2	317.6	127.8	24.1	276.0	84.4	—	1,975.2
Plus:
Amortization(2)	90.6	89.2	40.2	34.6	38.8	3.8	—	74.1	24.9	8.4	404.6
Rehabilitation	2.5	1.8	1.2	0.4	0.6	—	—	1.3	0.3	—	8.1
Total production costs	477.6	445.6	269.4	213.2	357.0	131.6	24.1	351.4	109.6	8.4	2,387.9
Gold produced (‘000 oz) (3)	928.0	820.9	438.1	232.1	646.1	194.2	33.8	417.7	203.7	—	3,914.6
Gold sold (‘000 oz)	928.0	820.9	438.1	232.1	646.1	194.2	33.2	417.7	203.7	—	3,914.0
Total cash costs ($/oz)(4)	414	432	520	768	492	658	726	661	414	—	505
Total production costs ($/oz)(5)	515	543	615	919	553	678	726	841	538	—	610

Notes:

(1)	Calculated using an exchange rate of R7.27 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2008, 3.669 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Choco 10 operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

	For the year ended June 30, 2007
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	361.2	344.9	211.1	99.0	261.5	109.0	33.7	212.5	83.1	(8.3)	1,707.7
Less:
G&A other than corporate costs	7.5	7.9	6.0	0.1	11.2	0.2	3.6	4.2	1.5	(5.8)	36.4
GIP adjustment(2)	—	—	—	—	(0.6)	—	—	0.9	(7.2)	—	(6.9)
Exploration	0.8	0.2	0.4	—	0.6	0.2	—	12.6	7.6	—	22.4
Plus:
Employee termination cost	2.1	1.8	0.9	—	—	—	—	—	—	0.1	4.9
Royalty	—	—	—	—	13.3	3.6	1.2	7.8	3.5	—	29.4
Total cash costs	355.0	338.6	205.6	98.9	263.6	112.2	31.3	202.6	84.7	(2.4)	1,690.1
Plus:
Amortization(2)	70.1	84.3	41.5	19.7	39.7	2.7	5.4	83.1	22.5	19.2	388.2
GIP adjustments(2)	—	—	—	—	(0.6)	—	—	0.9	(7.2)	—	(6.9)
Rehabilitation	0.8	0.2	0.4	—	(0.1)	(1.8)	—	(0.2)	(1.8)	—	(2.1)
Total production costs	425.9	423.1	247.5	118.6	302.6	113.1	36.7	286.8	98.2	16.8	2,069.3
Gold produced (‘000 oz)(3)	1,016.5	922.9	543.4	163.2	697.2	187.9	54.6	486.9	212.4	—	4,284.9
Gold sold (‘000 oz)	1,016.5	922.9	543.4	166.1	697.2	187.9	55.7	487.0	212.4	—	4,288.9
Total cash costs ($/oz)(4)	349	367	378	595	378	597	562	416	399		394
Total production costs ($/oz)(5)	419	458	455	714	434	602	659	589	462	—	482

Notes:

(1)	Calculated using an exchange rate of R7.20 per $1.00.

(2)	Non-cash portion of GIP adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2007, 4.024 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana, Choco 10 and South Deep operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

Gold Fields’ weighted average total cash costs per ounce increased by $111 per ounce, or 28.2%, from $394 per ounce in fiscal 2007 to $505 per ounce in fiscal 2008. The majority of this increase was due to increased expenditure on the Teberebie cutback at Tarkwa and the Damang pit cutback, together with lower production at all the operations except Damang and South Deep. In addition, there was a significant increase in input costs, especially fuel, steel and cyanide and other reagents, together with increased fleet maintenance costs at Tarkwa and in wages across all operations due to a severe skills shortage as a result of the global resources boom. In South Africa power costs increased significantly in the second half of the fiscal year. Gold Fields expects these increases and an almost doubling of power costs in Ghana to have a significant impact on its results starting in fiscal 2009. Exchange rate translations had little effect on costs as the Rand weakened only 1.0% against the U.S. dollar from an average of 7.20 in fiscal 2007 to 7.27 in fiscal 2008.

Production costs

Production costs increased by $288.4 million, or 16.9%, from $1,707.7 million in fiscal 2007 to $1,996.1 million in fiscal 2008. This was primarily due to the increased cost of waste removal at the Teberebie cutback at Tarkwa, the Damang main pit cutback and the open pits at St. Ives as well as increased royalties. In

South Africa production costs increased more or less in line with inflation with the slightly lower production offset by increases in wage and power costs. Costs at South Deep have been included for the full year in fiscal 2008 compared with only seven months in fiscal 2007. In addition, there was a significant increase in input costs across Gold Fields’ operations, especially fuel, steel and cyanide and other reagents.

Depreciation and amortization

Depreciation and amortization charges increased by $12.3 million, or 3.2%, from $388.2 million in fiscal 2007 to $400.5 million in fiscal 2008. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. The principal reason for this increase was due to an increase in capitalized ore reserve development now being amortized at the South African operations and increased mining at higher capital cost shafts such as Kloof Shaft No. 4 and Driefontein Shaft No. 5. Also South Deep was included for twelve months in fiscal 2008 compared to seven months in fiscal 2007. This increase was partially offset by a decrease in amortization at St. Ives due to a 14% decrease in gold production.

The table below depicts the changes from December 31, 2005 to June 30, 2007 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2007 and 2008, respectively. The life of mine numbers below are taken from the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves) and (2) the amount of gold produced by the operation during the year. During fiscal 2006, Gold Fields decided to align determination of its reserves with its planning cycle and as a result a reserve statement as at December 31, 2005 was issued. This ore reserve statement became effective for amortization calculations as from April 1, 2006. The ore reserve statement as at December 31, 2006 become effective on May 1, 2007. The ore reserve statement as at June 30, 2007 became effective on March 1, 2008.

	Proven and probable reserves as of			Life of mine(1) as of			Amortization as of
	December 31, 2005	December 31, 2006	June 30, 2007	December 31, 2005	December 31, 2006	June 30, 2007	June 30, 2007	June 30, 2008
	(‘000 oz)			(years)			($ million)
South Africa
Driefontein(2)	14,400	12,900	12,300	18	17	17	70.1	90.6
Kloof	12,500	11,900	11,400	15	15	16	84.3	89.2
Beatrix	8,200	7,800	7,500	14	13	12	41.5	40.2
South Deep(3)	—	18,200	18,100	—	23	42	19.7	34.6
Ghana
Tarkwa(4)	14,400	12,700	12,200	23	14	14	39.7	38.8
Damang(5)	1,400	1,600	1,400	6	6	7	2.7	3.8
Venezuela
Choco 10	1,200	1,800	1,800	8	9	9	5.4	—
Australia(6)
St. Ives	2,200	2,600	2,500	5	5	5	84.4	74.1
Agnew	800	700	600	3	3	3	22.5	24.9
Corporate and other	—	—	—	—	—	—	19.1	8.4
Total	55,100	70,200	67,800	—	—	—	388.2	404.6
Cerro Corona	3,200	3200	3,200	—	—	—	—	—
Reserves below infrastructure(7)	10,000	23,100	23,100	—	—	—	—	—
Total reserves(8)	68,300	96,400	94,100	—	—	—	—	—

Notes:

(1)	The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves, whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.

(2)	At Driefontein, amortization increased due primarily to changes in the sources of production as amortization is calculated based on the reserves at each shaft.

(3)	As of December 31, 2006, reserves of 2.940 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in the South Deep operation. Gold Fields acquired 100% of South Deep during the course of fiscal 2007.

(4)	As of December 31, 2005 and 2006 and June 30, 2007, reserves of 10.200 million ounces, 9.000 million ounces and 8.700 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	As of December 31, 2005 and 2006 and June 30, 2007, reserves of 1.000 million ounces, 1.140 million ounces and 1.000 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(8)	As of December 31, 2005 and 2006 and June 30, 2007, reserves of 63.100 million ounces, 91.600 million ounces and 89.600 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghanaian and Venezuelan operations and, as of December 31, 2006, the South Deep operation.

Corporate expenditure

Corporate expenditure was $41.0 million in fiscal 2008 compared to $38.4 million in fiscal 2007, an increase of 6.8%. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure increased from R276.0 million in fiscal 2007 to R298.2 million in fiscal 2008. The increase was mainly driven by inflation.

Employee termination costs

In fiscal 2008, Gold Fields incurred employee termination costs of $16.2 million compared to $4.9 million in fiscal 2007. The increase in employee terminations costs resulted principally from an accrual raised for the retrenchment of approximately 1,900 employees at the South Deep mine following closure of the Ventersdorp Contact Reef section of the mine. The retrenchment plan was announced and communicated to employees prior to June 30, 2008.

Exploration expenditure

Exploration expenditure was $39.8 million in fiscal 2008, a decrease of 16.0% from $47.4 million in fiscal 2007. The decrease is mainly due to a decrease in exploration on the Arctic Platinum Project in fiscal 2008.

Impairment of assets

Impairment of assets was $11.4 million in fiscal 2008 and nil in fiscal 2007. The impairment comprised $6.0 million for impairment of the Biox® trademark which was written down to its realizable value, with the balance attributable to impairment of the St. Ives’ Junction mine and the original Leviathan pit which have been closed and an impairment of the old slimes dam at Agnew that is no longer in use.

Profit on disposal of property, plant and equipment

During fiscal 2008, Gold Fields continued to dispose of certain surplus property, plant and equipment. The net profit on the sale of this property, plant and equipment amounted to $4.6 million, comprising:

•	$3.0 million profit from the sale of a stage winder by Driefontein; and

•	$1.6 million profit from the sale of surplus housing by Beatrix and South Deep.

During fiscal 2007, Gold Fields disposed of certain surplus property, plant and equipment. The net profit on the sale of this property, plant and equipment amounted to $7.4 million, comprising:

•	$2.6 million profit from the sale of two stage winders by Driefontein;

•	$3.5 million profit from the sale of surplus housing by Beatrix and South Deep;

•	$0.7 million profit from the sale of two mills by Driefontein; and

•	$0.6 million from miscellaneous asset sales by the operating mines.

Shaft closure costs

Closure costs of $3.3 million relate to suspension of the Driefontein Shaft No 9 deepening project due to the lack of power supply.

(Decrease)/increase in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Medisense Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of the employees’ medical contribution to the medical schemes after their retirement. At June 30, 2008, 213 (fiscal 2007: 224) former employees were covered under this plan, which is not available to members of the scheme formerly available to employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997 and members of the Medisense medical scheme who retired after January 31, 1999.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed until the termination of Gold Fields’ obligations on December 31, 2011. At June 30, 2008, there were 223 (fiscal 2007: 235) former South Deep employees that were subject to this employer contribution.

In fiscal 2008, an amount of $0.7 million was credited to earnings, compared to a debit of $1.3 million in fiscal 2007, in respect of Gold Fields’ obligations under these medical plans. The credit of $0.7 million in fiscal 2008 relates to a release of the cross subsidization liability of $1.1 million partially offset by the annual interest and service charge of $0.4 million. The $1.3 million debit in fiscal 2007 comprises the annual interest and service charge. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for fiscal 2008 was $12.0 million compared to $6.4 million in fiscal 2007. The increase is due primarily to above-inflation increases in the base case rehabilitation costs for Cerro Corona and Tarkwa.

For its South African operations, Gold Fields contributes to environmental trust funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. For the Ghana, Australia and Peru operations Gold Fields does not contribute to a trust fund.

Share-based compensation

The charge for share-based compensation in fiscal 2008 was $20.7 million compared to $12.5 million in fiscal 2007. The increase is primarily due to a modification made to the Gold Fields Limited 2005 Share Plan, or the Plan, and an additional allocation of share-based compensation made in fiscal 2008 resulting in two allocations being made to employees as opposed to one in the previous year. The modification to the Plan involved the substitution of new performance-based criteria to assess whether certain restricted shares are released to Plan participants. See note 16(a) to Gold Fields’ audited consolidated financial statements included elsewhere in this annual report. This modification resulted in incremental fair value of $17.1 million which will be expensed over the remaining vesting period of the restricted shares, with $2.1 million having been included in Share-based compensation for fiscal 2008.

Interest and dividends

Interest and dividends amounted to $31.2 million in fiscal 2008 compared to $26.8 million in fiscal 2007. Interest received on cash and cash equivalents amounted to $26.5 million in fiscal 2008 as compared to $24.6 million in fiscal 2007. Dividends received increased to $4.7 million in fiscal 2008 as compared to $2.2 million in fiscal 2007 mainly due to a $1.9 million dividend received from Rand Mutual Assurance Limited.

Finance expense

Gold Fields recognized net finance expense of $100.4 million in fiscal 2008 as compared to $95.2 million in fiscal 2007.

Net finance expense in fiscal 2008 consisted of interest payments of $142.5 million partially offset by interest capitalized of $42.1 million.

The interest payments of $142.5 million in fiscal 2008 comprised:

•	$61.0 million on the Mvelaphanda loan;

•	$28.2 million on forward cover costs for the foreign exchange contract taken out for the revolving credit facility. These forward cover costs are deemed to be interest costs;

•	$23.2 million on amounts borrowed under the split-tenor facility in the prior year in terms of the South Deep purchase;

•	$10.6 million on various Rand denominated borrowings incurred to finance capital expenditure and operating costs at Driefontein, Kloof and Beatrix;

•

$5.5 million paid on various amounts borrowed under the split-tenor facility in fiscal 2008 for partial funding of the Cerro Corona capital expenditure and purchases of additional shares in Sino Gold Limited;

•	$2.7 million on $172.0 million of non-convertible redeemable preference shares issued on December 24, 2007;

•	$2.5 million on $63.6 million of Rand denominated borrowings under various uncommitted credit facilities taken out for the purchase of mineral rights adjacent to the South Deep operation;

•	$7.8 million on $150.0 million borrowed under the Cerro Corona project finance facility; and

•	$1.0 million of miscellaneous interest payments.

See “—Liquidity and Capital Resources—Credit Facilities.”

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. $42.1 million of interest payments were capitalized in this way in fiscal 2008, in respect of the following operations:

• Kloof:	$0.3 million;

• Driefontein:	$2.4 million;

• South Deep:	$2.8 million;

• Tarkwa:	$4.8 million; and

• Cerro Corona:	$31.8 million.

Net finance expense in fiscal 2007 consisted of net interest payments of $89.4 million and realized exchange losses on loans of $5.8 million.

The interest payments of $102.7 million in fiscal 2007 comprised:

•	$61.6 million on the Mvelaphanda loan;

•	$9.3 million on the $168 million borrowed to partly finance the Bolivar acquisition;

•	$13.8 million on $1.2 billion borrowed to finance the acquisition of BGSA under a $1.8 billion bridge loan facility entered into by GFIMSA;

•	$12.9 million on a further $550 million borrowed under the bridge facility to settle the Western Areas gold derivative structure and to finance certain working capital requirements;

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

Unrealized gain on financial instruments

There was no unrealized gain or loss on financial instruments in fiscal 2008 compared to an unrealized gain of $15.4 million in fiscal 2007.

The unrealized gain of $15.4 million in fiscal 2007 consisted of a mark-to-market gain on various warrants and options held in respect of underlying share investments, primarily related to Sino Gold Limited options.

Realized gain/(loss) on financial instruments

Gold Fields recognized a realized gain of $19.8 million in fiscal 2008 compared to a realized loss of $10.7 million in fiscal 2007 relating to financial instruments.

The $19.8 million realized gain in fiscal 2008 comprised:

•	$11.6 million gain on the expiration of US dollar/ Rand currency hedges;

•

$8.1 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005 resulting in a realized gain of $36.2 million. This gain is being accounted for in the income statement over the remaining period of the underlying loan. $26.3 million has been accounted for in the income statement since the close out. The balance of $9.9 million will be accounted for in fiscal 2009;

•	$1.4 million gain on the settlement of IPE gasoil call options; and

•	$1.3 million loss on various warrants and options converted to shares.

•	The $10.7 million realized loss in fiscal 2007 comprised:

•	$1.0 million net loss on the settlement of the $30.0 million U.S. dollar/Rand currency financial instruments;

•	$2.5 million loss on the settlement of IPE gasoil call options;

•	$20.7 million loss on settlement of the Western Areas gold derivative structure; and

•

$16.0 million loss on the forward exchange contract taken out to partly settle the $1.2 billion borrowed under the $1.8 billion bridge loan facility to finance substantially all of the cash portion of the acquisition of BGSA, partly offset by:

•	$21.0 million gain on the Western Areas gold delta purchases;

•	$8.2 million gain related to the Mvela Loan interest rate swap; and

•	$0.3 million gain on U.S. dollar/Australian call options.

Gain/(loss) on foreign exchange

Gold Fields recognized an exchange gain of $1.7 million in fiscal 2008 compared to an exchange loss of $15.1 million in fiscal 2007. The gain of $1.7 million in fiscal 2008 comprised exchange gains on foreign currency denominated cash balances. The exchange loss in fiscal 2007 comprised a $16.5 million exchange loss on the settlement of the Western Areas gold derivative structure, partially offset by a $1.4 million exchange gain on foreign currency denominated bank balances, mainly at Choco 10 and Cerro Corona.

Profit on disposal of listed investments

During fiscal 2008, Gold Fields continued to liquidate certain non-current investments. The profit on the sale of these investments amounted to $3.7 million and resulted from the following sales:

•	$2.1 million gain from the sale of 14.8 million shares in Emed Mining Public Limited;

•	$4.8 million gain from the sale of various shares held by the New Africa Mining Fund;

•	$0.1 million gain from the sale of 0.03 million shares in Resource Investment Trust;

•	$2.7 million loss from the sale of 8.1 million shares in Committee Bay Resources Limited; and

•	$0.6 million loss from the sale of 0.5 million shares in Lakota Resources Inc.

During fiscal 2007, Gold Fields realized a profit on the sale of investments amounting to $26.8 million resulting from the following sales:

•	$17.1 million gain from the sale of 19.8 million shares in Avoca Resources Ltd;

•	$6.0 million gain from the sale of the Bibiani project in Ghana;

•	$1.0 million gain from the sale of 3.2 million shares in the TLC Ventures Corporation;

•	$1.0 million gain from the sale of 7.6 million shares in Comaplex Minerals Corporation;

•	$0.7 million gain from the sale of 21.5 million shares in Anglo Australian Resources Ltd; and

•	$1.0 million gain from the sale of various other investments.

Profit on disposal of subsidiaries

During fiscal 2008 Gold Fields realized a profit on sale of subsidiaries of $208.4 million comprised of $191.1 million realized on the sale of the Essakane project in Burkina Faso and $17.3 million realized on the sale of the Venezuelan assets. See “Information on the Company—History”.

There were no disposals of subsidiaries during fiscal 2007.

Other income/(expenses)

Other income/(expenses) represent miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. Other income/(expenses) increased by $8.1 million, from $2.2 million of expenses in fiscal 2007 to $5.9 million of income in fiscal 2008.

Other income/(expenses) in fiscal 2008 and fiscal 2007 consisted of miscellaneous items which included:

•	corporate social investment costs;

•	professional fees related to corporate advice;

•	a positive fair value adjustment to biological assets; and

•	refunds received for costs incurred at the Essakane project.

Income and mining tax expense

The table below sets forth Gold Fields’ effective tax rate for fiscal 2008 and fiscal 2007, including normal and deferred tax.

	Year ended June 30,
	2008	2007
Effective tax expense rate	32.2%	43.5%

In fiscal 2008, the effective tax expense rate of 32.2% differed from the maximum South African mining statutory tax rate of 43%, due to a reduction of $47.2 million in net tax charge arising from non-South African mining income being taxed at lower rates, a $30.5 million reduction relating to the South African mining tax formula and $74.6 million of net non-taxable income, mainly due to the sale of the Essakane project.

These reductions were partly offset by $33.5 million in charges relating to levies and royalties in Ghana and Australia and a $34.0 million increase in valuation allowance on Gold Fields Operations, GFI Joint Venture Holdings, Orogen Investments SA (Luxembourg) and Arctic Platinum losses.

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

These reductions were partly offset by $29.4 million in charges relating to levies and royalties in Ghana and Australia, a further $45.5 million of net non-deductible expenditure, mainly due to exploration costs and share-based payment costs and a $20.5 million increase in valuation allowance on Western Areas and BGSA’s losses.

Impairment of investment in equity investee

Impairment of investment in equity investee was $61.3 million in fiscal 2008. This impairment related to Gold Fields’ investment in Rusoro, in which Gold Fields owns 36.2%, which was written down to its market value.

There was no impairment of investment in equity investee in fiscal 2007.

Share of equity investee’s (losses)/income

Share of equity investee’s (losses)/income decreased from $0.3 million of income in fiscal 2007 to $16.0 million of loss in fiscal 2008.

Gold Fields equity accounts for two associates: Rand Refinery Limited, or Rand Refinery, and Rusoro Mining Limited, or Rusoro. Gold Fields owns 34.9% of Rand Refinery, and its share of Rand Refinery’s after tax profits was $4.7 million in fiscal 2008. Gold Fields acquired a 36.2% stake in Rusoro in connection with sale of its Venezuelan assets on November 30, 2007. Gold Fields’ share of Rusoro’s after tax loss was $20.7 million for the seven months it held the Rusoro shares in fiscal 2008. See “Information on the Company—History.”

The $0.3 million of income in fiscal 2007 relates to the recording of $2.0 million of profits from Rand Refinery Limited, of which Gold Fields owns 34.9%, partly offset by $1.7 million of equity losses related to Western Areas prior to Gold Fields gaining control of Western Areas, with effect from December 1, 2006.

Minority interests

Minority interests represented an expense of $39.8 million in fiscal 2008, compared to an expense of $26.5 million in fiscal 2007. For fiscal 2008 these amounts reflect the portion of the net income of Gold Fields Ghana, Abosso, Choco 10 until its disposal on November 30, 2007 and Living Gold attributable to their minority shareholders. For fiscal 2007 these amounts reflect the portion of the net income of Gold Fields Ghana, Abosso, Choco 10, Living Gold, as well as Western Areas and South Deep for the four months, from December 1, 2006 to March 31, 2007, that Gold Fields controlled, but did not own 100% of, those entities. The minority shareholders’ interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2008 and 2007, 5% in Choco 10 in fiscal 2008 and fiscal 2007 and 35% in Living Gold in fiscal 2008 and 2007. The amounts due to minority shareholders were higher in fiscal 2008 primarily due to increased net income at Gold Fields Ghana and Abosso in fiscal 2008.

Net income

As a result of the factors discussed above, Gold Fields’ net income was $452.5 million in fiscal 2008, compared with net income of $246.1 million in fiscal 2007.

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

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2006 and fiscal 2007. Amounts for fiscal 2006 have been adjusted due to the change in accounting principle in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized.

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

	For the year ended 30 June 2007
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	361.2	344.9	211.1	99.0	261.5	109.0	33.7	212.5	83.1	(8.3)	1,707.7
Less:
G&A other than corporate costs	7.5	7.9	6.0	0.1	11.2	0.2	3.6	4.2	1.5	(5.8)	36.4
GIP adjustment	—	—	—	—	(0.6)	—	—	0.9	(7.2)	—	(6.9)
Exploration	0.8	0.2	0.4	—	0.6	0.2	—	12.6	7.6	—	22.4
Plus:
Employee termination cost	2.1	1.8	0.9	—	—	—	—	—	—	0.1	4.9
Royalty	—	—	—	—	13.3	3.6	1.2	7.8	3.5	—	29.4
Total cash costs	355.0	338.6	205.6	98.9	263.6	112.2	31.3	202.6	84.7	(2.4)	1,690.1
Plus:
Amortization(2)	70.1	84.3	41.5	19.7	39.7	2.7	5.4	83.1	22.5	19.2	388.2
GIP adjustments(2)	—	—	—	—	(0.6)	—	—	0.9	(7.2)	—	(6.9)
Rehabilitation	0.8	0.2	0.4	—	(0.1)	(1.8)	—	(0.2)	(1.8)	—	(2.1)
Total production costs	425.9	423.1	247.5	118.6	302.6	113.1	36.7	286.8	98.2	16.8	2,069.3
Gold produced (‘000 oz)(3)	1,016.5	922.9	543.4	163.2	697.2	187.9	54.6	486.9	212.4	—	4,284.9
Gold sold (‘000 oz)	1,016.5	922.9	543.4	166.1	697.2	187.9	55.7	487.0	212.4	—	4,288.9
Total cash costs ($/oz)(4)	349	367	378	595	378	597	562	416	399		394
Total production costs ($/oz)(5)	419	458	455	714	434	602	659	589	462	—	482

Notes:

(1)	Calculated using an exchange rate of R7.20 per $1.00.

(2)	Non-cash portion of GIP adjustments shown separately. Gold in process, or GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2007, 4.024 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana, Choco 10 and South Deep operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

	For the year ended June 30, 2006
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs(2)	365.1	343.4	212.2	211.7	101.7	8.4	176.3	80.9	—	1,499.7
Less:
G&A other than corporate costs	5.2	4.8	3.5	11.5	1.9	0.6	4.2	3.4	—	35.1
GIF adjustment	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Exploration	—	—	—	—	2.0	—	9.4	21.4	—	32.8
Plus:
Employee termination cost	2.4	3.0	2.1	—	—	—	0.8	0.5	—	8.8
Royalty	—	—	—	11.2	3.7	0.5	6.5	2.9	—	24.8
Total cash costs	362.3	341.6	210.8	212.6	101.5	8.3	171.9	59.7	—	1,468.7
Plus:
Amortization(3)	87.4	82.5	40.9	36.5	3.5	3.0	71.3	12.9	12.3	350.3
GIF adjustments(3)	—	—	—	(1.2)	—	—	(1.9)	(0.2)	—	(3.3)
Rehabilitation	1.8	2.6	1.6	0.3	—	—	0.9	—	—	7.2
Total production costs	451.5	426.7	253.3	248.2	105.0	11.3	242.2	72.4	12.3	1,822.9
Gold produced (‘000 oz)(4)	1,149.5	914.0	596.1	709.2	235.1	25.3	496.4	222.4	—	4,348.0
Gold sold (‘000 oz)	1,149.5	914.0	596.1	709.2	235.1	28.3	496.4	222.4	—	4,351.0
Total cash costs ($/oz)(5)	315	374	354	300	432	293	346	268	—	338
Total production costs ($/oz)(6)	393	467	425	350	447	399	488	326	—	419

Notes:

(1)	Calculated using an exchange rate of R6.40 per $1.00.

(2)	Production costs for fiscal 2006 have been adjusted due to the fiscal 2007 change in accounting principle regarding ore reserve development costs, which were previously expensed and are now capitalized.

(3)	Non-cash portion of gold in process, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(4)	In fiscal 2006, 4.074 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Choco 10 operations.

(5)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1.”

(6)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2.”

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

	Proven and probable reserves as of			Life of mine(1) as of			Amortization as of
	June 30, 2005	December 31, 2005	December 31, 2006	June 30, 2005	December 31, 2005	December 31, 2006	June 30, 2006	June 30, 2007
South Africa
Driefontein	15,100	14,400	12,900	16	18	17	87.4	70.1
Kloof(2)	13,000	12,500	11,900	15	15	15	82.5	84.3
Beatrix	8,200	8,200	7,800	14	14	13	40.9	41.5
South Deep(3)	—	—	18,200	—	—	23	—	19.7
Ghana
Tarkwa(4)	13,400	14,400	12,700	21	23	14	37.5	39.7
Damang(5)	1,300	1,400	1,600	5	6	6	3.5	2.7
Venezuela
Choco 10	—	1,200	1,800	8	8	9	3.0	5.4
Australia(6)
St. Ives	2,500	2,200	2,600	5	5	5	73.2	84.4
Agnew	900	800	700	4	3	3	13.1	22.5
Corporate and other	—	—	—	—	—	—	12.2	19.1
Total	54,400	55,100	70,200	—	—	—	353.3	388.2
Cerro Corona	—	3,200	3200	—	—	—	—	—
Reserves below infrastructure(7)	10,200	10,000	23,100	—	—	—	—	—
Total reserves(8)	64,600	68,300	96,400	—	—	—	—	—

Notes:

(1)	The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves, whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.

(2)	At Kloof, amortization decreased due primarily to changes in the sources of production as amortization is calculated based on the reserves at each shaft.

(3)	As of December 31, 2006, reserves of 2.940 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in the South Deep operation.

(4)	As of June 30, 2005 and December 31, 2005 and 2006, reserves of 0.920 million ounces, 1.000 million ounces and 1.140 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(5)	As of June 30, 2005 and December 31, 2005 and 2006, reserves of 9.500 million ounces, 10.200 million ounces and 9.000 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(8)	As of June 30, 2005 and December 31, 2005 and 2006, reserves of 60.400 million ounces, 63.100 million ounces and 91.600 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghanaian and Venezuelan operations.

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

Employee termination costs

In fiscal 2007, Gold Fields incurred employee termination costs of $4.9 million compared to $9.1 million in fiscal 2006. The decrease in employee terminations costs resulted principally from lower retrenchments during fiscal 2007.

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

In fiscal 2007, an amount of $1.3 million was debited to earnings, compared to a credit of $0.5 million in fiscal 2006, in respect of Gold Fields’ obligations under these medical plans. The $1.3 million debit in fiscal 2007 comprises the annual interest and service charge. The $0.5 million credit in fiscal 2006 was the result of a reversal of $0.5 million relating to the release of the cross-subsidization liability and a $0.7 million release as a result of benefits forfeited offset in part by the annual interest and service charge of $0.7 million. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on environmental rehabilitation

The rehabilitation charge for fiscal 2007 was $6.4 million compared to $8.6 million in fiscal 2006. The decrease is due primarily to a reduction in the liability at Damang for which there was no rehabilitation asset against which to offset this reduction, with the result that the reduction was credited to costs.

Share-based compensation

The charge for share-based compensation in fiscal 2007 was $12.5 million compared to $11.5 million in fiscal 2006.

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

The unrealized gain of $15.4 million in fiscal 2007 consisted of a mark-to-market gain on various warrants and options held in respect of underlying share investments, primarily related to the Mvelaphanda Transaction and Sino Gold Limited options held. The unrealized gain of $14.6 million in fiscal 2006 consisted of a $12.8 million unrealized mark-to-market gain on various warrants and options held in respect of underlying share investments, primarily related to the Mvelaphanda Transaction, and an unrealized gain of $3.8 million on the $30.0 million U.S. dollar/Rand currency financial instruments Gold Fields held to cover U.S. dollar commitments payable from South Africa. This was partly offset by an unrealized loss of $1.6 million on the Australian dollar/U.S. dollar currency financial instruments Gold Fields held to allow it to participate in appreciation of the Australian dollar against the U.S. dollar and an unrealized loss of $0.4 million on IPE gasoil call options Gold Fields entered into during fiscal 2005.

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

•

$8.2 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005 resulting in a realized gain of $36.2 million. This gain is being accounted for in the income statement over the remaining period of the underlying loan. $8.2 million was accounted for in the income statement in fiscal 2007. The balance of $18.0 million will be accounted for in fiscal 2008 to fiscal 2009; and

•

$0.3 million gain on the U.S. dollar/Australian call options. Of the $9.1 million realized loss in fiscal 2006, there was a $15.2 million loss on treasury trading activities, a $1.9 million realized loss on a Rand/U.S. dollar swap relating to the financing of the Bolivar acquisition and a $1.2 million net realized loss on the settlement of the $30.0 million U.S. dollar/Rand currency financial instruments. This was partly offset by a $9.2 million gain related to the interest rate swap Gold Fields entered into in connection with the Mvela Loan. See “Quantitative and Qualitative Disclosures About Market Risk— Interest Rate Sensitivity—General—Interest Rate Hedging Experience.”

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

Other expenses in fiscal 2007 and fiscal 2006 consisted of miscellaneous cost items which included:

•	corporate social investment costs;

•	professional fees related to corporate advice;

•	auditors’ fees and other costs relating to Gold Fields becoming compliant with the requirements of the Sarbanes-Oxley Act of 2002; and

•	costs related to marketing Biox®.

Income and mining tax (expense)/benefit

The table below sets forth Gold Fields’ effective tax rate for fiscal 2007 and fiscal 2006, including normal and deferred tax.

	Year ended June 30,
	2007	2006
Effective tax expense rate	43.5%	35.8%

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

These reductions were partly offset by $29.4 million in charges relating to levies and royalties in Ghana and Australia, a further $45.5 million of net non-deductible expenditure, mainly due to exploration costs and share-based payment costs and a $20.5 million increase in valuation allowance on Western Areas and BGSA’s losses.

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

Liquidity and Capital Resources

Cash resources

Cash flows from operations

Net cash provided by operations in fiscal 2008 was $899.0 million compared to $205.2 million in fiscal 2007.

Gold Fields’ realized gold price increased from an average of $638 per ounce in fiscal 2007 to an average of $816 per ounce in fiscal 2008. The increase in realized price more than offset the decline in ounces of gold sold and resulted in revenue from product sales increasing by $471.0 million from $2,735.2 million in fiscal 2007 to $3,206.2 million in fiscal 2008.

The increased revenue was partially offset by:

•	a $288.4 million increase in production costs which increased from $1,707.7 in fiscal 2007 to $1,996.1 in fiscal 2008; and

•	a $44.2 million increase in taxes paid as a result of the increased profitability.

Net cash provided by operations in fiscal 2007 was $205.2 million compared to $587.1 million in fiscal 2006. In fiscal 2007, Gold Fields’ realized gold price increased to an average of $638 per ounce compared to $524 per ounce in fiscal 2006. The increase in realized price more than offset the minimal decline in ounces of gold sold and resulted in revenue from product sales increasing by $453.2 million from $2,282.0 million in fiscal 2006 to $2,735.2 million in fiscal 2007.

The increased revenues were offset in part by a $207.8 million increase in production costs, which increased from $1,499.9 million in fiscal 2006 to $1,707.7 million in fiscal 2007. In addition there was a $534.6 cash outflow resulting from the settlement of the Western Areas derivative structure. The net effect was a $381.9 million decrease in cash flow provided by operations.

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

Gold Fields received revenues from its Venezuelan operations either in Bolivars, or U.S. dollars, depending on whether the sales were made locally or exported. To the extent Gold Fields received U.S. dollars, it had to repatriate them to Venezuela and convert them to Bolivars at the official exchange rate. In certain circumstances, Gold Fields was able to convert, or reconvert, as the case may be, Bolivars to U.S. dollars, but there were restrictions on the uses for which such funds could be applied.

Cash flows from investing activities

Net cash utilized in investing activities was $970.1 million in fiscal 2008 compared to $2,066.5 million in fiscal 2007. The decrease was primarily due to a decrease in the acquisition of subsidiaries of $1,240.9 million, an increase in proceeds on disposal of subsidiaries of $310.9 million partially offset by an increase in capital expenditure of $357.4 million.

Net cash utilized in investing activities was $2,066.5 million in fiscal 2007 compared to $958.1 million in fiscal 2006. The increase was primarily due to an increase in the acquisition of subsidiaries of $825.3 million and an increase in capital expenditure of $419.9 million partially offset by a decrease in the purchase of investments of $95.4 million.

Capital expenditure increased by $357.4 million to $1,154.4 million in fiscal 2008 compared to $797.0 million in fiscal 2007. Capital expenditure increased by $419.9 million to $797.0 million in fiscal 2007 compared to $377.1 million in fiscal 2006. In Rand terms, capital expenditure increased to R8,392.5 million in fiscal 2008 from R5,738.6 million in fiscal 2007, which was an increase from R2,413.7 million in fiscal 2006. The increase in capital expenditure was mainly due to spending on the Cerro Corona Project in Peru, an increase in ore reserve development at the South African operations, South Deep’s new refrigeration plant and deepening and equipping of its ventilation shaft and new mining equipment at Tarkwa in connection with the CIL expansion project.

Expenditure on Gold Fields’ major capital projects in fiscal 2008 included:

•	$348.0 million on the Cerro Corona Project in Peru, as compared to $234 million in fiscal 2007 and $52 million in fiscal 2006;

•	$169.6 million on ore reserve development at the South African operations, compared to $137.1 million in fiscal 2007 and $121.8 million in fiscal 2006;

•	$103.5 million on the development and equipping of the South Deep mine as the mine builds to full production as compared to $36.7 million in fiscal 2007 (the mine was acquired on December 1, 2006);

•	$89.7 million on the CIL expansion project at Tarkwa, as compared to $18.5 million in fiscal 2007 and $nil in fiscal 2006;

•

$36.7 million on the Shaft No. 9 deepening project at Driefontein, as compared with $22.5 million in fiscal 2007 and $nil in fiscal 2006. This project was suspended during fiscal 2008 due to power constraints;

•	$42.1 million of interest capitalized as compared to $16.7 million in fiscal 2007 and $1.7 million in fiscal 2006;

•	$30.4 million on heap leach pads at Tarkwa, as compared to $10.4 million in fiscal 2007 and $14.1 million in fiscal 2006;

•	$16.0 million on the Beatrix Shaft No. 3 expansion project as compared to $20.0 million in fiscal 2007 and $17.5 million in fiscal 2006;

•	$10.3 million on new mining equipment at Tarkwa, as compared to $17.3 million in fiscal 2007 and $4.7 million in fiscal 2006;

•

$8.4 million on the Kloof Shaft No. 1 pillar extraction, as compared to $8.6 million in fiscal 2007 and $6.3 million in fiscal 2006. Extraction of this pillar has been deferred until fiscal 2014. See “Information on the Company—Gold Fields Mining Operations—Kloof Operation”;

•	$5.7 million on the Shaft No. 4 project at Kloof, as compared to $11.6 million in fiscal 2007 and $6.6 million in fiscal 2006; and

•	$3.1 million on the Shaft No. 1 and Shaft No. 5 projects at Driefontein, as compared to $9.6 million in fiscal 2007 and $16.9 million in fiscal 2006.

Proceeds on the disposal of property, plant and equipment decreased from $8.8 million in fiscal 2007 to $5.8 million in fiscal 2008. In both years this related to the disposal of various mining assets by the South African mining operations. Proceeds on the disposal of property, plant and equipment were $6.3 million in fiscal 2006.

Purchase of listed investments increased from $68.1 million in fiscal 2007 to $134.5 million in fiscal 2008. The major investment purchases comprising the $134.5 million spent in fiscal 2008 were:

•	$109.4 million invested in Sino Gold Limited;

•	$11.7 million on the conversion of options held in Mvelaphanda Resources Limited to shares;

•	$9.2 million invested in Conquest Mining Limited;

•	$0.7 million invested in Emed Mining Public Limited; and

•	$5.2 million invested in Orsu Metals Corporation (previously Lero Gold Corporation).

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

Proceeds from the sale of listed investments decreased from $45.3 million in fiscal 2007 to $13.7 million in fiscal 2008. The major investment disposals comprising the $13.7 million in fiscal 2008 were:

•	$5.6 million from the sale of Emed Mining Public Limited shares;

•	$5.2 million from the sale of various shares held by the New Africa Mining Fund, a trust in which Gold Fields holds an interest;

•	$1.6 million from the sale of Committee Bay Resources Limited shares; and

•	$1.0 million from the sale of Encore Oil Limited shares;

Proceeds on sale of listed investments increased from $2.8 million in fiscal 2006 to $45.3 million in fiscal 2007. The major investment disposals comprising the $45.3 million in fiscal 2007 were:

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

During fiscal 2008, Gold Fields realized cash proceeds of $310.9 million from disposals of subsidiaries. This comprised $143.3 million of net cash proceeds received from the sale of the Essakane project in Burkina Faso and $167.6 million of net cash proceeds received from the sale of the Venezuelan assets. The gross proceeds of the sale of Essakane amounted to $200.0 million consisting of the abovementioned net cash of $143.3 million and 41,666,667 shares in Orezone Resources Limited with a value of $48.0 million. The gross proceeds from the sale of the Venezuelan assets amounted to $413.0 million and comprised net cash of $167.6 million and 140,000,000 shares in Rusoro Mining Limited with a value of $213.0 million. There were no disposals of subsidiaries during fiscal 2007.

There were no acquisitions of subsidiaries during fiscal 2008.

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

On 1 March 2007, Gold Fields acquired 70% in IRCA for $7.9 million ($5.3 million paid plus bank overdraft of $2.6 million assumed).

During fiscal 2006, Gold Fields acquired two subsidiaries for a total of $415.6 million.

On January 11, 2006, Gold Fields acquired an 80.72% interest in La Cima for $40.5 million. La Cima is the holding company for the Cerro Corona Project.

During fiscal 2006, Gold Fields acquired the remaining shares it did not already own to give it a 100% interest in Bolivar Gold Corporation for $289.5 million ($295.4 million paid less cash acquired of $5.9 million). On that date, Gold Fields also made a loan of $72.4 million to Bolivar which was part of the purchase consideration and was subsequently capitalized. The total cash outflow, net of cash acquired, during fiscal 2006 relating to the acquisition of Bolivar was $375.1 million.

For its South African operations, Gold Fields contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mine of the different South African operations and various other factors. During fiscal 2008, Gold Fields’ South African operations contributed $11.6 million to the environmental trust fund compared to $14.6 million in fiscal 2007 and $11.0 million in fiscal 2006. For the Ghana, Australia and Peru operations Gold Fields does not contribute to a trust fund.

Cash flows from financing activities

Net cash utilized in financing activities was $20.2 million in fiscal 2008 as compared to net cash provided by financing activities of $1,931.9 million in fiscal 2007. The main reason for this movement was that fiscal 2007 included gross proceeds of $1,402.0 million as a result of the issuance of 90,850,000 new ordinary shares in a capital raising, as well as $2,637.5 million in loans received compared to only $603.4 million received in fiscal 2008, while loans repaid decreased from $1,950.5 million in fiscal 2007 to $586.5 million in fiscal 2008.

The $603.4 million in loans received in fiscal 2008 comprised:

•

$225.0 million drawn down under a $750.0 million split-tenor revolving credit facility entered into by GFIMSA, Orogen and Gold Fields Operations to fund the capital expenditure on Cerro Corona and the acquisition of additional Sino Gold Limited shares;

•	$172.0 million from the issuance of non-convertible, redeemable preference shares to Rand Merchant Bank for purposes of refinancing existing facilities;

•	$23.0 million borrowed under the Cerro Corona project finance loan; and

•

$183.4 million borrowed by GFIMSA from various local banks, including borrowings under the ABSA 1 and 2 Facilities described below under “—Credit Facilities”, to fund working capital requirements and capital expenditure.

The $2,637.5 million in loans received in fiscal 2007 comprised:

•	$1,209.0 million to partly finance the acquisition of South Deep borrowed under the $1.8 billion bridge loan facility entered into by GFIMSA;

•	$550.0 million borrowed under the $1.8 billion bridge loan facility to settle the Western Areas gold derivative structure and refinance certain existing working capital loans;

•	$550.0 million borrowed under the $750 million split-tenor facility to repay the $550 million borrowed under the bridge facility;

•	$168.0 million borrowed under the split-tenor facility to repay a $168.0 million syndicated loan used in part to partly finance the acquisition of Bolivar;

•	$127.0 million borrowed under the Cerro Corona project finance loan;

•	$23.5 million borrowed by Western Areas from Standard Bank to fund working capital requirements under a pre-existing Western Areas facility; and

•	$10.0 million borrowed for general corporate purposes under the syndicated loan facility entered into in connection with the acquisition of Bolivar.

•	The $586.5 million in loans repaid in fiscal 2008 comprised:

•	$432.0 million to repay in part the split tenor facility; and

•	$154.5 million to repay various committed and uncommitted facilities including the ABSA 1 and 2 facilities used to finance working capital and capital expenditure of the GFIMSA divisions.

•	The $1,950.5 million in loans repaid in fiscal 2007 comprised:

•	$23.5 million to repay the working capital loan by Western Areas to Standard Bank;

•	$1,209.0 million to repay a portion of the bridge loan facility used to partly finance the acquisition of South Deep;

•	$550.0 million to repay a portion of the bridge loan facility used to settle the Western Areas gold derivative structure; and

•	$168.0 million to repay the syndicated loan used to partly finance the acquisition of Bolivar.

$11.5 million of minority shareholder loans at Tarkwa were repaid in fiscal 2007 compared to $nil of minority shareholder loans being repaid in fiscal 2008.

Dividends paid amounted to $142.5 million in fiscal 2008 compared to $158.2 million in fiscal 2007. Dividend payments in fiscal 2008 amounted to Rand 1,044.8 million or 160 SA cents per ordinary share as compared to Rand 1,131.0 million or 200 SA cents per ordinary share in fiscal 2007.

During fiscal 2007, Damang paid a dividend and the minority shareholders’ share of this payment was $1.5 million. No such dividends were paid during fiscal 2008.

In fiscal 2008, $96.0 million was raised in a rights issue to minority shareholders in La Cima. As a result of Gold Fields converting its inter-company loan to equity, the minority shareholders decided to participate in a rights issue to avoid a dilution of their interest. The issuance of the shares to the minority shareholders was awaiting finalization of all statutory requirements at the end of fiscal 2008. The shares were issued to minority shareholders in August 2008.

In fiscal 2008, $10.0 million was received as a result of share options exercised, as compared to $10.8 million in fiscal 2007. In addition, in fiscal 2007 Gold Fields received $1,402.0 million from the issue of 90,850,000 shares as a result of the capital raising that took place in February 2007. The $1,402.0 million comprised gross proceeds of $1,427.4 million net of transaction costs of $25.4 million relating to the issue of these shares.

Net cash provided by financing activities was $1,931.9 million in fiscal 2007 as compared to net cash provided by financing activities of $78.6 million in fiscal 2006. The main reason for this movement was that fiscal 2007 included the proceeds of the $2,637.5 million of loans raised as compared to $158.0 million loan raised in fiscal 2006. In addition Gold Fields received $1,402.0 million from the capital raising that took place in fiscal 2007. These amounts were partly offset by loans repaid of $1,950.5 in fiscal 2007 as compared to loans repaid of nil in fiscal 2006. Dividends paid amounted to $158.2 million in fiscal 2007 compared to $61.8 million in fiscal 2006. The amount of dividends paid was higher than in fiscal 2007 principally due to the higher net income on which the dividend is calculated. Dividend payments in fiscal 2007 amounted to Rand 1,131.0 million or 200 SA cents per ordinary share as compared to Rand 394.5 million or 80 SA cents per ordinary share in fiscal 2006. During fiscal 2007, Tarkwa paid dividends and the minority shareholders’ share of these payments was $1.5 million compared to $13.0 million in fiscal 2006. In fiscal 2007, $10.8 million was received as a result of share options exercised as compared to $30.1 million in fiscal 2006. This decrease was partly offset by the $11.7 million repurchase and cancellation of ordinary shares in fiscal 2006.

Credit Facilities

As at June 30, 2008, Gold Fields had committed, unutilized banking facilities of $239.5 million available under the $750.0 million split-tenor syndicated revolving credit facility, or the Split-tenor Facility, described below and $187.5 million available under the Absa 1 and Absa 2 Facilities described below. As of the date of this annual report, Gold Fields had committed unutilized banking facilities of $62.5 million under the renegotiated ABSA 1 Facility described below and $188.0 million under the Split-tenor Facility. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements. As of the date of this annual report, Gold Fields was not in default under the terms of any of its outstanding credit facilities.

In the event that Gold Fields undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

Cerro Corona Facility

On November 14, 2006, Gold Fields La Cima S.A., or La Cima, entered into a U.S.$150 million project finance facility agreement, or the Cerro Corona Facility, with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and other financial institutions, as set out in the agreement. The terms of the Cerro Corona Facility are an upfront arrangement fee of 1.2% and a margin over LIBOR of 0.45% during the pre-completion phase and between 1.25% and 1.75% thereafter. Scheduled principal repayments shall be made in 16 semi-annual installments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning on June 30, 2009. The final installment is due on the tenth anniversary of the signing date. The Cerro Corona Facility is secured by, among other things, pledges of and mortgages over the assets and properties of La Cima. La Cima can elect to make optional prepayments and must make prepayments in certain circumstances, including with the proceeds of any bond issuances up to a maximum of U.S.$100 million. As at June 30, 2008, Gold Fields La Cima had drawn down U.S.$150.0 million under this facility and, as of the date of this annual report, the facility is fully drawn. See “Information on the Company—Gold Fields’ Mining Operations—Cerro Corona Project.”

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

In February 2007, Gold Fields used available cash to repay the U.S.$1.2 billion of debt incurred in connection with the acquisition of BGSA. On May 18, 2007, Gold Fields utilized a portion of the Split-tenor Facility to repay the balance of the GFIMSA Facility in full.

Bolivar Acquisition

On February 28, 2006, Gold Fields acquired the remaining interest of 85.55% it did not already own in Bolivar for $289.5 million ($295.4 million paid less cash acquired of $5.9 million). On that date, Gold Fields also made a loan of $72.4 million to Bolivar which was part of the purchase consideration and was subsequently capitalized.

On March 3, 2006, Orogen entered into a U.S.$250.0 million syndicated loan term facility, or the Orogen Facility, with lead lenders Barclays Bank Plc and JP Morgan Europe Limited. The purpose of the facility was to partly finance the acquisition of Bolivar and to provide funding lines for general corporate purposes. On March 9, 2006, Orogen drew down U.S.$158.0 million under the Orogen Facility and on January 8, 2007, it drew down a further U.S.$10 million. The loan bore interest at LIBOR plus a margin of 0.35% and was repaid in full on May 21, 2007, using a portion of the Split-tenor Facility.

Split-tenor Revolving Credit Facility

On May 16, 2007, GFIMSA, Orogen and Western Areas entered into a U.S.$750.0 million split-tenor revolving credit facility, or the Split-tenor Facility, with lead lenders Barclays Bank Plc and ABN Amro N.V.

The Split-tenor Facility consists of a U.S.$250 million 364-day revolving tranche (Facility A) and a U.S.$500 million five-year revolving tranche (Facility B). The purpose of the Split-tenor Facility is (i) to refinance the Orogen Facility and the GFIMSA Facility and (ii) for general corporate purposes. Borrowings under the Split-tenor Facility are guaranteed by Gold Fields, GFIMSA, Gold Fields Holdings Company (BVI) Limited, Orogen and Western Areas. Under the Split-tenor Facility, Gold Fields must maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There are also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction. In connection with this facility Gold Fields paid an arrangement fee of 0.10% on Facility A and 0.30% on Facility B and pays a quarterly commitment fee of 0.0625% of any undrawn amounts under Facility A and 0.09% of any undrawn amounts under Facility B and an agency fee of U.S.$35,000 per annum. Borrowings under Facility A bear interest at LIBOR plus a margin of 0.25% per annum while borrowings under Facility B bear interest at LIBOR plus a margin of 0.3% per annum. Where the total utilizations under Facility A are equal to or greater than 50% of the amount available, a utilization fee of 0.05% per annum will be payable on the total amount of utilizations. Such utilization fee is payable quarterly in arrears.

On May 21, 2007, Western Areas drew down U.S.$50.8 million under Facility A and U.S.$500 million under Facility B. Orogen drew down U.S.$168 million under Facility A on May 21, 2007 and the remaining amount available under Facility A on September 25, 2007.

On December 6, 2007, Gold Fields utilized the proceeds from the sale of its Essakane exploration project in Burkina Faso and its Choco 10 mine in Venezuela to repay Facility A in its entirety (U.S.$250 million) and to partly repay Facility B (U.S.$10 million). On December 31, 2007, Gold Fields utilized the proceeds from the issue of non-convertible redeemable preference shares to further partly repay Facility B by U.S.$172 million. Subsequent to this Orogen drew down U.S.$73 million under Facility A on various dates and on April 25, 2008, Gold Fields Operations drew down U.S.$177 million under Facility A to partly repay its loan under Facility B. This repayment entitled Gold Fields to exercise the term out option under Facility A as detailed below.

On April 28, 2008 Gold Fields Limited exercised a term-out option under Facility A pursuant to which the U.S.$250 million advance outstanding under Facility A at that date was converted to a term loan with a final maturity date of May 16, 2009. In connection with the conversion, Gold Fields paid a term-out fee of 0.05% of the amount that was converted.

Subsequent to the term-out option being exercised, Orogen drew down a further U.S.$121 million under Facility B. On September 17, 2008, Orogen drew down a further U.S.$30 million and on November 4, 2008, Orogen drew down a further U.S.$20 million.

In terms of the facility agreement, Gold Fields has the option to repay the loan under Facility A early in whole or in part by giving 5 days’ prior notice. Facility B matures on May 16, 2012.

R500 million Revolving Credit Facility

On August 21, 2007, GFIMSA entered into a R500 million 364-day revolving credit facility, or the Absa 1 Facility, with Absa Capital (a division of Absa Bank Limited). Borrowings under this facility was guaranteed by Gold Fields. The Absa 1 Facility was used for general corporate purposes. In terms of the facility agreement, Gold Fields had to maintain a ratio of total net borrowing to tangible consolidated net worth not exceeding 0.40, minimum tangible consolidated net worth of R13 billion and a minimum interest cover ratio of 2.5 times. The Absa 1 Facility bore interest at Johannesburg Interbank Agreed Rate, or JIBAR, plus a margin of 0.70% per annum.

On August 24, 2007, GFIMSA drew down R250 million under the Absa 1 Facility and on December 28, 2007, GFIMSA drew down an additional R250 million. On June 24, 2008 the R500 million was repaid in full. Subsequent to year end Rand 500 million was drawn down on this facility, and was fully repaid on August 19, 2008. The Absa 1 Facility expired on August 21, 2008.

On September 22, 2008, this facility was renegotiated as a short term facility expiring on October 21, 2008. With effect from November 11, 2008, this facility was renegotiated as a 364-day facility, expiring on November 10, 2009. This facility bears interest at JIBAR plus a margin of 1.20% per annum. As of the date of this annual report, nothing has been drawn down under the renegotiated facility.

R1,000 million Short Term Revolving Credit Facility

On January 31, 2008, GFIMSA, Gold Fields Operations, Orogen and GFLMSL entered into a R1,000 million 364-day revolving credit facility effective May 15, 2008, or the Absa 2 Facility, with ABSA Capital. The Absa 2 Facility is to be used for capital expenditures in respect of gold mining projects and general corporate and working capital purposes. Borrowings under the Absa 2 Facility are guaranteed by Gold Fields Limited, Gold Fields Holdings, Gold Fields Operations, Orogen and GFIMSA. In terms of the Absa 2 Facility, Gold Fields needs to maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There are also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction. Borrowings under the Absa 2 Facility bear interest at JIBAR plus 0.70% per annum. Gold Fields will pay a quarterly commitment fee of 0.15% per annum on any undrawn amounts under the Absa 2 Facility.

The Absa 2 Facility is repayable on May 15, 2009. Gold Fields has the option to repay the Absa 2 Facility in whole or in part by giving 5 days’ prior notice.

During fiscal 2008, Gold Fields utilized and repaid the full amount of the Absa 2 Facility. Subsequent to year end Rand 1,000 million was drawn down on the ABSA 2 Facility and remains outstanding on the date of this annual report.

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

GFIMSA applied the net proceeds of the Mvela Loan of $586.7 million (R4,139 million less R32 million of costs at an exchange rate of R7.00 to $1.00) toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of an internal restructuring of Gold Fields. In connection with the Mvela Loan, GFIMSA entered into two interest rate swaps, both of which were designated as fair value hedges and which were accounted for as a single swap. The fixed rate receivable on the interest rate swap was equal to the interest rate payable on the loan from Mvela Gold and the floating rate payable was the three-month JIBAR plus a margin of 1.025%. The interest rate swap was closed out on June 3, 2005 with the loan reverting to the fixed interest rate mentioned above. Gold Fields realized mark-to-market gains on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $0.8 million was accounted for in fiscal 2005 and $9.2 million in fiscal 2006, $8.2 million was recognized in fiscal 2007 and $8.1 million was recognized in fiscal 2008 with the balance of $9.9 million to be accounted for in fiscal 2009. Of the $14.8 million interest credits, $12.9 million was accounted for in fiscal 2005 and the balance of $1.9 million was accounted for in fiscal 2004. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity—Interest Rate Hedging Experience.”

Preference shares

On December 24, 2007, Gold Fields Limited issued R1,200 million ($172.0 million at the exchange rate in effect on the date of issuance) of non-convertible redeemable preference shares, or the Preference Shares, to Rand Merchant Bank . The dividend rate payable is a floating rate that increases from 22% up to 61% of the prime lending rate quoted by FirstRand Bank Limited, or the Prime Rate, over the life of the Preference Shares. In certain circumstances, the dividend rate increases up to 61% of the Prime Rate in the event the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The Preference Shares can be redeemed by the Company in the event the dividend rate is adjusted according to the terms of the Preference Shares, or at any time on 14 days’ notice. The proceeds of the issuance of the Preference Shares were used to refinance a portion of the Split-tenor Facility. The Preference Shares mature on January 24, 2011 and payment in full of all dividends redemption amounts, costs and expenses that may become payable in respect of the Preference Shares has been guaranteed by GFIMSA, Orogen, Gold Fields Operations and Gold Fields Holdings. On October 10, 2008, R600 million of the R1,200 million preference shares was repaid with an attributable dividend of R23.2 million ($63.5 million capital and $2.5 million dividend at the exchange rate in effect on that date).

Living Gold Facility

On May 28, 2004, Living Gold (Pty) Limited, or Living Gold, a subsidiary of GFIMSA, entered into a R16.6 million ($2.5 million at an exchange rate of R6.5150, the noon buying rate on May 28, 2004) loan facility with the Industrial Development Corporation of South Africa, or the IDC. On November 24, 2004, Living Gold drew down the full amount of the facility. On July 1, 2006, the IDC converted R8.1 million ($1.1 million) of the outstanding loan to equity. The remaining R8.8 million ($1.1 million) owing to the IDC is in the process of being converted to equity.

Capital expenditure

Capital expenditure was $1,154.4 million in fiscal 2008, compared to $797.0 million in fiscal 2007, See “—Liquidity and Capital Resources—Cash Resources—Investing.” Gold Fields expects to incur approximately Rand 7,290.0 million ($985.1 million) in capital expenditure in fiscal 2009, which it expects to finance from internal sources and, to the extent required, credit facilities. Details regarding the specific capital expenditure for each operation are found in the individual operation sections under “Information on the Company—Gold Fields’ Mining Operations.”

Contractual obligations and commitments as at June 30, 2008

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Long-term debt
Mvelaphanda Gold (Proprietary) Limited(1)
Capital	522.9	522.9	—	—	—
Interest	2.2	2.2	—	—	—
Split-tenor
Capital	512.0	250.0	—	262.0	—
Interest	34.7	13.5	14.6	6.6	—
Project Finance
Capital	150.0	—	37.5	37.5	75.0
Interest	26.6	4.5	9.6	7.0	5.5
Preference shares
Capital	150.0	—	150.0	—	—
Interest	49.9	—	49.9	—	—
Industrial Development Corporation of South Africa Limited(2)
Capital	1.1	—	1.1	—	—
Operating lease obligations—building	2.7	1.1	1.6	—	—

Other long-term obligations
Post-retirement healthcare(3)	7.9	0.3	0.7	0.7	6.2
Environmental obligations(4)	216.2	3.7	7.4	7.4	197.7
Total contractual obligations	1,676.2	798.2	272.4	321.2	284.4

Notes:

(1)	On March 17, 2004, Mvelaphanda Gold advanced an amount of $591.3 million to GFIMSA. The loan amount is repayable five years from the date of advance and interest is payable semi-annually. Pursuant to the Subscription and Share Exchange Agreement, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for 50,000,000 ordinary shares of Gold Fields. See “—Overview—General—Mvelaphanda Transaction.”

(2)	On May 28, 2004 Living Gold entered into an agreement with the Industrial Development Corporation of South Africa Limited in terms of which it would provide a $2.5 million loan facility to Living Gold (Pty) Limited.

(3)	Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go basis.

(4)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to direct the expected volume of such obligations. See “—Significant Accounting Policies—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Other commercial commitments
Guarantees(1)	37.3	37.3	—	—	—
Capital expenditure(2)	167.5	167.5	—	—	—
Funding commitments(3)	2.3	2.3	—	—	—
Total commercial commitments	207.1	207.1	—	—	—

Notes:

(1)	Guarantees consist of $33.9 million to the Public Investment Commissioners with regard to the Mvela Loan and $3.4 million for numerous other obligations. Guarantees consisting of $27.1 million committed to guarantee Gold Fields’ environmental obligations with respect to its Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

(2)	Capital expenditure consists only of amounts committed to external suppliers, although as of June 30, 2008 an amount of $2,091.4 million in respect of capital expenditure had been approved by Gold Fields’ Board.

(3)	Funding commitments consist of a $2.3 million commitment to the New Africa Mining Fund, or NAMF. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. Gold Fields has committed R50 million ($6.3 million) of which $4.0 million had been funded as of June 30, 2008.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At June 30, 2008, Gold Fields had no off balance sheet items.

Recent Developments

Randgold & Exploration summons

On August 21, 2008, Gold Fields Operations received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that Gold Fields Operations was under the control of Brett Kebble, Roger Kebble and others, Gold Fields Operations was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One.

Gold Fields Operations’s preliminary assessment is that it has strong defenses to these claims and accordingly, Gold Fields Operations’s attorneys have been instructed to vigorously defend the claims.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (approximately Rand 11 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by Gold Fields Operations to fund its operations (approximately Rand 519 million).

It should be noted that the claims lie only against Gold Fields Operations, whose only interest is a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to GFIMSA purchasing the company.

Reversion of Arctic Platinum Project to Gold Fields

On September 10, 2008 Gold Fields announced that the Arctic Platinum Project in Finland, or APP, had reverted to Gold Fields after North American Palladium Limited, or NAP, a Canadian platinum metals group producer, had declined to follow its rights in terms of a Letter of Intent entered into between the parties and announced on October 18, 2005 and an Acquisition and Framework Agreement subsequently entered into between the parties. In terms of the agreement Gold Fields and NAP formed a joint venture to further explore mining properties and possibly develop a mine at Gold Fields’ Arctic Platinum Project, located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. Gold Fields also granted an option to NAP to acquire up to a 60% undivided interest in the Project. NAP’s option to acquire its interest in APP was subject to NAP undertaking approved expenditure on the Project of approximately U.S.$12.5 million, and making a decision to develop a mine at the property, prior to the expiry of the option period on August 31, 2008.

During the option period NAP was the operator of the project. NAP has informed Gold Fields that it will not follow its rights in terms of the agreement and therefore the option has expired and the agreement has been terminated. With effect from September 1, 2008, Gold Fields has therefore again taken full control and management of APP and will explore ways in which to realize value for its shareholders from this asset.

Sale of Biox®

On October 2, 2008, Gold Fields entered into an agreement with Bateman Engineering N.V., or Bateman Engineering, to sell its Biox® Technology Business to Bateman Engineering for a net cash consideration of U.S.$8.8 million. The Biox® business is the owner of a proprietary and patented technology, known as the Biox® process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. Included in the sale is a second technology called ASTER (Activated Sludge Tailings Effluent Remediation), currently in development, for the efficient removal of thiocyanate and cyanide from leach solutions. Gold Fields chose to dispose of this business as it does not form part of its core business activities. The transaction is conditional, among other things, upon the approval of the South African Reserve bank.

Decline in Value of Investment in Rusoro

As part of the proceeds on disposal of its assets in Venezuela on November 30, 2007, Gold Fields received 140 million shares in Rusoro, a junior gold producer listed on the TSX Venture Exchange. Gold Fields accounts for its 36% investment under the equity method and, due to the decrease in market value of the investment since acquisition, also recorded an impairment of $61.3 million on June 30, 2008. See “—Results of Operations—Year ended June 30, 2008 and 2007—Impairment of Investment in Equity Investee”. Subsequent to year-end, the market value of the investment in Rusoro continued to decline, and amounted to $36.2 million on November 14, 2008. This represents a further decrease of $129.5 million in the market value of the investment.

Trend and Outlook

During the first quarter of fiscal 2009, Gold Fields’ operating profit and net earnings were lower than those achieved in the fourth quarter of fiscal 2008. The lower operating profit and net earnings were primarily due to the slightly lower production, increased production costs and the lower gold price. The decrease in production at the South African operations was attributable to the rehabilitation programs undertaken at South Deep, Driefontein and Kloof. At the international operations, decreases in production in Ghana and, to a lesser extent in Australia, were offset in part by the commencement of production at Cerro Corona. Increased production costs at the South African operations were driven largely by the annual wage increase and increased power costs. At the international operations, increased production costs were driven largely by increased power, fuel, explosives and cyanide costs in Ghana and in Australia, the St. Ives’ net smelter royalty and increased underground mining costs due to higher underground volumes. The average gold price Gold Fields achieved during the quarter was $874 per ounce, compared to $895 in the fourth quarter of fiscal 2008.

Gold production is expected to increase slightly at Gold Fields’ operations in the second quarter of fiscal 2009 compared with the first quarter. Operating margins are expected to remain fairly constant. Management believes that Gold Fields remains on target to achieve its short-term priorities. See “Information on the Company—Strategy—Strategic Review—Short-term Priorities”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Alan J. Wright	67	Non-executive Chairman	November 2011
Nicholas J. Holland	50	Executive Director and Chief Executive Officer	November 2009
Rupert L. Pennant-Rea	60	Non-executive Director	November 2010
Chris I. von Christierson	61	Non-executive Director	November 2011
Kofi Ansah	64	Non-executive Director	November 2010
John G. Hopwood	60	Non-executive Director	November 2009
Donald M. J. Ncube	61	Non-executive Director	November 2009
Gill Marcus	59	Non-executive Director	November 2010
David N. Murray(2)	63	Non-executive Director	November 2011
Gayle M. Wilson(3)	63	Non-executive Director	November 2011
Richard P. Menell(4)	53	Non-executive Director	November 2009

Notes:

(1)	Terms expire on the date of the annual general meeting in that year.

(2)	David N. Murray joined the Board on January 1, 2008 as a non-executive director.

(3)	Gayle M. Wilson joined the Board on August 1, 2008 as a non-executive director.

(4)	Richard P. Menell joined the Board on October 8, 2008 as a non-executive director.

Artem Grigorian and Tokyo M.G. Sexwale did not make themselves available for re-election as directors at Gold Fields’ annual general meeting on November 2, 2007. Ian Cockerill resigned as a director and chief executive officer with effect from April 30, 2008. Michael McMahon and Patrick Ryan resigned as non-executive directors with effect June 30, 2008. Terence P. Goodlace joined the Board on May 1, 2008 as an executive director and chief operating officer, and subsequently resigned with effect from October 15, 2008.

Directors and Executive Officers

The Articles of Association of Gold Fields provide that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of 1 executive director and 10 non-executive directors, the majority of whom are independent.

The Articles of Association of Gold Fields provide that the longest serving one-third of directors must retire from office at each annual general meeting of Gold Fields. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire. Executive directors may be appointed as directors by contract with Gold Fields for a maximum period of five years at any one time and are subject to retirement by rotation. The number of directors serving under these contracts must at all times be less than one-half of the total number of directors in office. Gold Fields’ current executive director is appointed to his position as director by contract.

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

Under Section 303A.11 of the New York Stock Exchange Company Manual, or the NYSE Listing Standards, foreign private issuers such as Gold Fields must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. listed companies under the NYSE Listing Standards. Disclosure of the significant ways in which Gold Fields’ corporate governance practices differ from practices followed by U.S. companies listed on the New York Stock Exchange can be found at: http://www.goldfields.co.za/pdfs/disclosure_of_significant_ways_2008.pdf.

The business address of all the directors and executive officers of Gold Fields is 24 St. Andrews Road, Parktown 2193, South Africa, the address of Gold Fields’ head office.

Executive Directors

Nicholas J. Holland BComm, BAcc, Witwatersrand; CA (SA). Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance from April 1998. On April 15, 2002, his title changed to Chief Financial Officer. Mr. Holland has 28 years’ experience in financial management. Prior to joining Gold Fields he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited.

Non-executive Directors

Alan J. Wright CA (SA). Chairman of the Board of Directors. Mr. Wright was appointed non-executive Chairman of the Board on November 17, 2005. Prior to that, Mr. Wright had been Deputy Chairman of Gold Fields since November 1997. Prior to September 1998, Mr. Wright was the Chief Executive Officer of Gold Fields of South Africa Limited. Mr. Wright holds no other directorships.

Rupert L. Pennant-Rea BA, Trinity College, Dublin; MA, University of Manchester. Non-executive Director. Mr. Pennant-Rea has been a Director of Gold Fields since July 1, 2002. He is Chairman of Henderson Group plc and is a Director of First Quantum Minerals Ltd., Go-Ahead Group, Times Newspapers Limited and a number of other companies. Previously, Mr. Pennant-Rea was editor of The Economist and Deputy Governor of the Bank of England.

Chris I. von Christierson BComm, Rhodes; MA, Cambridge. Non-executive Director. Mr. von Christierson has been a Director of Gold Fields since May 10, 1999. As a result of the takeover by Lundin Mining, he stepped down as the Chairman of Rio Narcea Gold Mines Limited on July 18, 2007. He is currently a Director of Southern Prospecting (UK) Limited and Transdek (UK) Limited.

Kofi Ansah BSc (Mechanical Engineering) UST Ghana, MSc (Metallurgy) Georgia Institute of Technology, U.S.A. Non-executive Director. Mr. Ansah was appointed a Director of Gold Fields on April 2, 2004. He is a Director of Ecobank (Ghana) Limited and Aluworks Limited.

John G. Hopwood B.Comm (Natal) CA (SA). Non-executive Director. Mr. Hopwood was appointed a Director of Gold Fields on February 15, 2006. Previous experience includes being a Director and head of the Mergers and Acquisitions division at Ernst & Young Corporate Finance and he was an Executive Director of Gold Fields of South Africa Limited from January 1992 to September 1998. Mr. Hopwood is a member of the Board of Trustees of the New Africa Mining Fund and Chairman of the Fund’s Investment Committee and a non-executive director of Pan African Resources Plc.

Donald M. J. Ncube BA Economics and Political Science, Fort Hare University, Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland, MSc Manpower Studies, University of Manchester, Diploma in Financial Management. Non-executive Director. Mr. Ncube was appointed a Director of Gold Fields on February 15, 2006. Previously, he was an alternate Director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a Director of AngloGold Ashanti Limited as well as Non-Executive Chairman of South African Airways. He is currently Chairman of Rare Holdings Limited, Chairman of Badimo Gas, Executive Chairman of Cincinnati Mining S.A. and a Director of Manhattan Operations Douglas, and he serves on the boards of various other companies.

Gill Marcus BComm, University of South Africa (UNISA). Non-executive Director. Prof. Marcus was appointed a Director of Gold Fields on February 14, 2007. She served as a member of the ANC National Executive Committee from 1991 to 1999 and Member of Parliament from 1994 to 1999. Prof. Marcus served as Deputy Minister of Finance from 1996 to 1999. She served as Deputy Governor of the South African Reserve Bank from 1999 to 2004. Since 2004, she has been Professor of Policy, Leadership and Gender Studies at the Gordon Institute of Business Science. From November 2005 to March 2007, Prof. Marcus was Executive Chairperson of Western Areas Limited. In 2007, she was appointed as non-executive Chairperson of Absa Group Limited. Prof. Marcus also serves in a non-executive capacity on the boards of the International Marketing Council, the Advisory Board of the Auditor General and the Independent Regulatory Board for Auditors.

David N. Murray OBE BA Hons Econ; MBA (UCT) Mr. Murray joined the Board on January 1, 2008. He has more than 35 years’ experience in the mining industry and has been Chief Executive Officer of Rio Tinto Portugal, Rio Tinto Brazil, TVX Gold INC, Avgold Limited and Avmin Limited. He is a non-executive director of Ivernia, Inc.

Gayle M. Wilson, BComm, BCompt (Hons), CA (SA) (UNISA). Non-executive Director. Mrs. Wilson was appointed a director on August 1, 2008. She was previously an audit partner at Ernst & Young for 16 years where her main focus was on mining clients. In 1998 she was involved in AngloGold’s listing on the NYSE and in 2001 she took over as the lead partner on the global audit. Other mining clients during her career include Northam, Aquarius, Anglovaal Mining Limited (now African Rainbow Minerals Limited) and certain Anglo Platinum operations. She is a non-executive director of Witwatersrand Consolidated Gold Resources Limited.

Richard P. Menell BA (Honors), MA, Trinity College, Cambridge; M.Sc. Stanford University. Non-executive Director. Mr. Menell has been a Director of Gold Fields since October 8, 2008. He has over 20 years experience in the mining industry. Mr. Menell was President and Chief Executive Officer of TEAL Exploration & Mining Inc. until May 1, 2008 and Chairman of Avgold Limited until May 2004. He had previously been President of the Chamber of Mines of South Africa and a member of its Executive Council. Mr. Menell was Deputy Chairman and Chief Executive Officer of Anglovaal Mining Limited (now African Rainbow Minerals Limited) from 1996 to 2004. Mr. Menell is Chairman of Bateman Engineering BV,

Palaeontological Scientific Trust and Co-Chair of City Year South Africa. He is a Director of Standard Bank of South Africa, Standard Bank Group Limited, Mutual & Federal Insurance Company Limited, National Business Trust and the National Business Initiative.

Retired Executive Directors

Ian D. Cockerill (54), BSc Geology Hons, London; MSc Mining, Royal School of Mines. Executive Director and Chief Executive Officer. Mr. Cockerill was a Director of Gold Fields from October 1999 until April 30, 2008. He served as Chief Executive Officer from July 1, 2002 until April 30, 2008. Mr. Cockerill was Chief Operating Officer and Managing Director of Gold Fields from October 1999 to June 30, 2002. Mr. Cockerill has over 32 years’ experience in the mining industry. Prior to joining Gold Fields he was the Executive Officer for Business Development and African International Operations for AngloGold Ashanti Limited. Mr. Cockerill was appointed as Non-executive Director of Petmin Limited effective from October 1, 2007. On April 30, 2008, Mr. Cockerill resigned as a director and his employment ceased on May 31, 2008.

Terence P. Goodlace (49), National Higher Diploma Metalliferous Mining: BCom (UNISA); MBA, Wales. Mr Goodlace joined the board on May 1, 2008 when he was appointed Chief Operating Officer. Prior to this appointment, he was Executive Vice President and Head of South African Operations, Executive Vice President and Head of International Operations, Senior Vice President—Strategic Planning, Senior Manager for Corporate Finance for Gold Fields and Manager at various Gencor Limited mines. He has more than 26 years’ experience in the mining industry. Mr Goodlace resigned as a director of the company effective October 15, 2008.

Retired Non-executive Directors

The following former directors retired at Gold Fields’ annual general meeting held on November 2, 2007.

Tokyo M. G. Sexwale Certificate of Business Studies, University of Botswana, Lesotho and Swaziland. Mr. Sexwale was a Director of Gold Fields since January 2001. Mr. Sexwale is Executive Chairman of Mvelaphanda Holdings (Proprietary) Limited and an Executive Director of Mvelaphanda Resources Limited. Mr Sexwale is the Chairman of OPHIR Energy Company (Pty) Limited and A1 Grand Prix SA (Pty) Limited and a director of a number of other companies. Mr. Sexwale is also Chairman of Global Village Network Technologies (Proprietary) Limited and Chairman of Trans Hex Group Limited. In addition, Mr. Sexwale is a Director of several of Mvelaphanda Holdings (Proprietary) Limited’s subsidiaries, Absa Bank Limited, Northam Platinum Limited, The Rand Mutual Assurance Company Limited, Arcus Gibb (Proprietary) Limited, Absa Group Limited, African Maritime Logistics (Proprietary) Limited, Dunrose Investments 29 (Proprietary) Limited, Gem Diamond Mining Corporation Limited, Global Village Network (Proprietary) Limited, Kas Maine Mining (Proprietary) Limited, Mvelamasefield (Proprietary) Limited, Mocoh Services South Africa (Proprietary) Limited, Power Matla (Proprietary) Limited, RMA Life Assurance Company Limited, Tepco Petroleum (Proprietary) Limited, Ecobank (Ghana) Limited and Voltex Holdings Limited.

Artem Grigorian PhD Political Science and History, USSR Academy of Science. Dr. Grigorian was appointed a Director in June 2005. He is Vice President and shareholder of Russian Spectra Group of Companies and Chief Executive Officer of RMC, a Russian company.

The following directors resigned on June 30, 2008.

J. Michael McMahon BSc (Mechanical Engineering), Glasgow. Mr. McMahon was a Director of Gold Fields since December 1999. Mr. McMahon serves as Non-executive Director of Impala Platinum Holdings Limited and Murray & Roberts Holdings Limited. Previously, Mr. McMahon was Executive Chairman and an Executive Director of Gencor Limited and Executive Chairman and Chief Executive Officer of Impala Platinum Holdings Limited.

Patrick J. Ryan PhD (Geology), Witwatersrand. Dr. Ryan was a Director of Gold Fields since May 1998. Dr. Ryan is the Chairman of Frontera Copper Corporation. Dr. Ryan was also previously the Executive Vice President, Mining Operations, Development and Exploration at Phelps Dodge Corporation.

Executive Officers

James W. D. Dowsley (50), BSc (Mining Engineering), Witwatersrand. Senior Vice President, Corporate Development. Mr. Dowsley has been General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Limited.

Jan W. Jacobsz (47), BA, Rand Afrikaans University. Senior Vice President, North American Investor Relations and Sustainable Development. Mr. Jacobsz was appointed as Senior Vice President, North American Investor Relations and Sustainable Development in July 2007. Previously, Mr. Jacobsz held the position of Senior Vice President and Head of Investor Relations and Corporate Affairs as well as that of Manager and Senior Manager of Investor Relations and Corporate Affairs of Gold Fields. Prior to that Mr. Jacobsz was Program Manager of the Vulindlela Transformation Program for Gold Fields of South Africa Limited and Administrator of The Gold Fields Foundation.

Michael D. Fleischer (47), BProc, University of Witwatersrand, Admitted as attorney of the High Court of South Africa in 1991, Advanced Taxation Certificate, University of South Africa. Executive Vice President, General Counsel. Mr. Fleischer was appointed to his current position of Executive Vice President General Counsel, with effect from November 1, 2006. Prior to his appointment, Mr. Fleischer was a partner in the corporate services department at Webber Wentzel Bowens, one of the leading South African law firms. Mr. Fleischer has a wide range of experience in mergers and acquisitions, commercial transactions and black empowerment transactions. He was ranked as one of South Africa’s leading commercial lawyers by Chambers Global.

Glenn R. Baldwin (36), BEng (Hons) Mining, University of South Australia. Executive Vice President, Head of International Operations. Mr. Baldwin was appointed Executive Vice President, Head of International Operations in April 2007. Prior to his appointment at Gold Fields, Mr. Baldwin was the Chief Operating Officer at Ivanhoe Nickel & Platinum Ltd. After finishing his degree, Mr. Baldwin spent seven years in Australia in operational mining activities in various capacities (technical and managerial). In South Africa, he previously served as Vice President of Operations for Southern Platinum Limited and in various roles within the Anglo American Group.

Italia Boninelli (52), MA Witwatersrand; PDLR (UNISA) SBL. Senior Vice President, Head of Human Resources. Mrs. Boninelli was appointed to the position of Senior Vice President, Human Resources of Gold Fields on January 8, 2007. She is also the Chairperson of the Gold Fields Business and Leadership Academy. Prior to that, she was group human resources director of Network Healthcare Holdings Limited. She has previously held senior human resources, marketing and communications positions in Standard Bank Group Limited and Sappi Limited.

Tommy D. McKeith (44) BSc. Hons (Geology); GDE (Mining), and MBA, all from, University of the Witwatersrand (South Africa). Mr. McKeith was appointed Executive Vice President, Head of Exploration from October 1, 2007. Prior to rejoining Gold Fields in October 2007, he served as Chief Executive Officer for Troy Resources NL. From August 2004 until January 2006, he was Vice President of Business Development at Gold Fields. Before joining Troy, he worked for over 15 years with Gold Fields and its predecessors in various mine geology, exploration and business development positions. Mr. McKeith has 17 years of experience in business development, mining and exploration geology in the international mining sector. Mr. McKeith is a Non-Executive Director of Troy Resources NL.

Vishnu Pillay (51), BSc, MSc at Maharaja Sayajirao University of Baroda, Gujurat, India. Executive Vice President: South African Operations. Mr Pillay was appointed Executive Vice President: Head of South African Operations from 1 May 2008. He was formerly Senior Consultant, Mineral Resources Management and apart from a brief period with CSIR where he held the positions of Executive Director: CSIR Mining Technology and Group Executive: Institutional Planning and Operation, he has had 22 years of service with Gold Fields.

Paul A Schmidt (41), BComm, Witwatersrand; BCompt (Hons), Unisa; CA (SA). Acting Chief Financial Officer. Mr Schmidt was appointed acting chief financial officer on May 1, 2008. Prior to this appointment, Mr Schmidt was financial controller for Gold Fields from April 1, 2003. He has more than 12 years’ experience in the mining industry.

Retired Executive Officers

John A. Munro (40), BSc Chemical Engineering, University of Cape Town. Executive Vice President, Head of Corporate Development. Mr. Munro was appointed to his position as Executive Vice President and Head of Corporate Development on November 17, 2005. Prior to this appointment, Mr. Munro held the position of Head of International Operations. Previously, he also served as Senior Vice President and Head of International Operations, Senior Manager and General Manager of Corporate Development for Gold Fields and Assistant Manager of the Property Division of Gold Fields of South Africa Limited. Mr. Munro resigned from Gold Fields on May 1, 2008.

James T. Nkosi (57), D.Com (Leadership in Performance and Change), M.Com (Business Management), Rand Afrikaans University; Masters in Industrial and Organizational Psychology, University of Cape Town. Senior Vice President, Head of Government Relations and Transformation. On January 1, 2007, Dr. Nkosi was appointed Senior Vice President, Government Relations and Transformation. Since July 2002, Dr. Nkosi served as Vice President Human Resources, South African Operations. He was also Chairman of the Gold Fields Transformation Steering Committee. Prior to that Dr. Nkosi was an Executive Manager at Eskom for 12 years and a Transformation Director at Standard Bank for four years. Dr. Nkosi resigned from Gold Fields on February  29, 2008.

Company Secretary

Cain Farrel (58), FCIS, MBA, Southern Cross University, Australia. Mr. Farrel was appointed Company Secretary on May 1, 2003. Mr. Farrel is past President and a Director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr. Farrel served as Senior Divisional Secretary of AngloAmerican Corporation of South Africa.

Board of Directors’ Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Remuneration Committee, a Nominating and Governance Committee and a Safety, Health and Sustainable Development Committee. All the committees are comprised exclusively of non-executive Directors. All committees are chaired by an independent non-executive director. The remuneration of non-executive directors for their service on the various committees has been approved by the shareholders. The Audit Committee monitors and reviews Gold Fields’ accounting controls and procedures, including the effectiveness of the Group’s information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; quarterly reports, the annual report and the annual financial statements; the accounting policies of the Group and any proposed revisions thereto; external audit findings, reports and fees, and the approval thereof; and compliance with applicable legislation and requirements of regulatory authorities and Gold Fields’ Code of Ethics. Membership of the Audit Committee is as follows:

John G. Hopwood (chairman)

Rupert L. Pennant-Rea

Donald M.J. Ncube

Gayle M. Wilson

Richard P. Menell

The Remuneration Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of executive directors and other executive officers. Membership of the Remuneration Committee is as follows:

Chris I. von Christierson (chairman)

Alan J. Wright

John G. Hopwood

Donald M. J. Ncube

The Safety, Health and Sustainable Development Committee reviews adherence to occupational health, safety and environmental standards by Gold Fields. The Committee seeks to minimize mining-related accidents, to ensure that the Company’s operations are in compliance with all environmental regulations and to establish policy in respect of HIV/AIDS and health matters. Membership of the Safety, Health and Sustainable Development Committee is as follows:

David N. Murray (chairman)

Kofi Ansah

Alan J. Wright

Gill Marcus

Richard P. Menell

The Nominating and Governance Committee develops and implements policy on corporate governance issues, develops the policy and process for evaluating nominations to the Board of Directors, identifies successors to the Chairman and Chief Executive Officer and considers selection and rotation of the Board committee members. Membership of the Nominating and Governance Committee is as follows:

Alan J. Wright (chairman)

Rupert L. Pennant-Rea

Kofi Ansah

Chris von Christierson

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic and operating issues facing Gold Fields. The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Nicholas J. Holland	Chairman
Paul Schmidt	Acting Chief Financial Officer—Finance and Commercial Services
Italia Boninelli	Human Resources and Transformation
Jimmy W. D. Dowsley	Corporate Development
Tommy D. McKeith	Exploration
Vishnu Pillay	South African Operations
Jan W. Jacobsz	North American Investor Relations and Sustainable Development
Glenn R. Baldwin	International Operations
Michael D. Fleischer	General Counsel
Cain Farrel	Company Secretary

Operating Committees

Gold Fields’ Operating Committees meet on a regular basis to discuss and make decisions on high level operational issues facing Gold Fields’ operations. The Operating Committee was restructured in July 2006, as a result of the increased spread of operations and to cater for differing time zones.

South African Operating Committee composition:

Vishnu Pillay	Chairman of the Operating Committee and Executive Vice President and Head of South Africa Operations
Paddy Govender	Vice President—Commercial Services
Koos Barnard	Vice President and Head of Operations—Driefontein
Ramachandra Naidoo	Senior Manager Finance—South African Operations
Philip Tobias	Vice President and Head of Operations—Beatrix
Dana Roets	Vice President and Head of Operations—Kloof
Stuart Allen	Vice President and Head of Operations—South Deep
Herman Engelbrecht	Financial Manager—Special Projects
Tim Rowland	Vice President—Technical Services
Philip A. Schoeman	Vice President—New Technology
Philip Jacobs	Sustainable Development, Safety, Health and Environment
Trish Beale	Assistant Company Secretary
Petrus C. Pienaar	Mvelaphanda Representative
Bernard R. van Rooyen	Mvelaphanda Representative
Sipho Mofokeng	Mvelaphanda Representative

International Operating Committee composition:

Glenn Baldwin	Chairman of the Operating Committee and Executive Vice President and Head of International Operations
Cornelius W. Du Toit	Head of Human Resources—International Operations
Philip Woodhouse	Head of Sustainable Development—International Operations
Johan van den Berg	Head of Finance—International Operations
Peter Turner	Vice President of Ghanaian Operations
Juan Luis Kruger	Vice President of South American Operations
Alberto Reyes	Consulting Mining Engineer

Compensation of Directors and Senior Management

During the fiscal year ended June 30, 2008, the aggregate compensation paid or payable to directors and senior management of Gold Fields as a group was approximately Rand 51.0 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and senior management of Gold Fields, of which Rand 4.1 million was due to pension scheme contributions and life insurance, and Rand 11.9 million was due to bonus and performance-related payments.

The following table presents information regarding the compensation paid by Gold Fields for the year ended June 30, 2008 to its directors:

	Board fees	Committee fees	Travel allowance(1)	Salary	Bonuses and performance related payments(2)	Pension scheme contributions	Total(3)
	(in Rand)
Executive Directors
Ian D. Cockerill(4)	—	—	—	4,772,326.00	2,430,342.00	707,570.00	7,910,239.00
Nicholas J. Holland	—	—	—	3,898,864.00	1,898,242.00	629,929.00	6,427,034.00
Terence P. Goodlace(5)	—	—	—	606,303.00	—	106,533.00	712,836.00

Non-executive Directors
Alan J. Wright	1,025,000.00	—	28,000.00	—	—	—	1,053,000.00
Kofi Ansah	223,575.00	105,091.76	156,452.00	—	—	—	485,118.76
Artem Grigorian	66,739.13	36,923.92	28,000.00	—	—	—	131,663.05
Johan G. Hopwood	231,700.00	229,550.00	28,000.00	—	—	—	489,250.00
Gill Marcus	213,559.53	67,825.00	—	—	—	—	281,384.53
Michael J. McMahon	222,900.00	171,050.00	28,000.00	—	—	—	421,950.00
David N. Murray	130,400.00	32,391.76	100,452.00	—	—	—	263,243.76
Donald M. J. Ncube	214,100.00	140,525.00	28,000.00	—	—	—	382,625.00
Rupert L. Pennant-Rea	231,700.00	161,300.00	156,452.00	—	—	—	549,452.00
Patrick J. Ryan	197,175.00	150,900.00	61,484.00	—	—	—	409,559.00
Tokyo M.G. Sexwale	50,489.13	—	—	—	—	—	50,489.13
Chris I. von Christierson	231,700.00	146,841.76	156,452.00	—	—	—	534,993.76

Total	3,039,037.79	1,242,399.20	771,292.00	9,277,493.00	4,328,584.00	1,444,032.00	20,102,837.99

Notes:

(1)	A travel allowance for the Non-executive Directors was approved at the annual general meeting held on November 17, 2005.

(2)	Bonuses are for fiscal 2007 performance, paid in fiscal 2008.

(3)	These amounts reflect the full Directors’ emoluments in Rand, for comparative purposes. The portion of Executive Directors’ emoluments payable offshore are paid in terms of agreements with the Company’s subsidiaries for work done by such Directors offshore for offshore subsidiaries. See “—Executive Directors’ Terms of Employment.” The total U.S. dollar amounts paid for fiscal 2008 were as follows: Ian D. Cockerill $226,673, Nicholas J. Holland $189,847 and Terence P. Goodlace $19,000. These amounts are included in the Rand amounts above.

(4)	Retired from the Board in May 2008.

(5)	Appointed to the Board in May 2008 and retired from the Board in October 2008.

Share options and restricted shares outstanding and held by directors, former directors, executive officers and former executive officers as of September 30, 2008 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Executive Directors
Ian D. Cockerill	77,000	—	—	20.90	May 31, 2009
	50,000	—	—	46.23	May 31, 2009
	91,000	—	—	125.37	May 31, 2009
	41,200	—	—	84.17	May 31, 2009
	36,700	—	—	93.49	May 31, 2009
	37,500	—	—	83.18	May 31, 2009
	25,000	—	—	67.93	May 31, 2009
	50,000	—	—	63.65	May 31, 2009

Nicholas J. Holland	13,334	—	—	46.23	July 5, 2009
	13,333	—	—	46.23	March 28, 2010
	13,333	—	—	46.23	July 14, 2010
	15,334	—	—	125.37	February 4, 2010
	7,666	—	—	125.37	November 28, 2010
	5,900	—	—	84.17	October 20, 2010
	5,900	—	—	84.17	December 30, 2010
	5,900	—	—	84.17	March 17, 2010
	5,267	—	—	93.49	February 16, 2010
	5,266	—	—	93.49	March 23, 2010
	5,267	—	—	93.49	August 18, 2010
	12,667	—	—	83.18	March 3, 2011
	6,333	—	—	83.18	October 6, 2011
	12,667	—	—	76.75	October 22, 2011
	6,333	—	—	76.75	February 16, 2012
	19,000	—	—	67.93	February 25, 2012
	38,000	—	—	63.65	May 23, 2012
	—	11,550	—	125.28	March 24, 2012
	—	—	9,600	—	March 24, 2009
	—	18,800	—	124.19	March 1, 2013
	—	—	11,700	—	March 1, 2010
	—	14,100	—	107.59	March 3, 2014
	—	—	18,500	—	March 3, 2011
	—	35,850	—	103.99	June 2, 2014
	—	—	41,250	—	June 2, 2011

Terence P. Goodlace	3,167	—	—	154.65	December 27, 2009
	3,167	—	—	154.65	January 4, 2010
	3,166	—	—	154.65	October 20, 2010
	2,200	—	—	84.17	March 17, 2010
	2,200	—	—	84.17	October 20, 2010
	2,200	—	—	84.17	December 30, 2010
	1,967	—	—	93.49	August 18, 2010
	1,967	—	—	93.49	February 16, 2011
	1,966	—	—	93.49	March 23, 2011

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
	5,000	—	—	83.18	March 3, 2011
	2,500	—	—	83.18	October 6, 2011
	5,000	—	—	76.75	October 22, 2011
	2,500	—	—	76.75	February 16, 2012
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	30,000	—	—	111.66	January 3, 2013
	—	9,075	—	125.28	March 24, 2012
	—	—	6,800	—	March 24, 2009
	—	8,300	—	124.19	March 1, 2013
	—	—	9,400	—	March 1, 2010
	—	15,900	—	107.59	March 1, 2014
	—	—	12,800	—	March 3, 2011
	—	21,150	—	103.99	June 2, 2014
	—	—	27,750	—	June 2, 2011

Non-executive Directors
Alan J. Wright	25,000	—	—	43.70	December 16, 2008
	10,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March, 28 2010
	10,000	—	—	68.59	September 23, 2010
	—	—	3,000	—	November 11, 2008
	—	—	2,800	—	November 10, 2009
	—	—	4,100	—	November 2, 2010

J. Michael McMahon	10,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March 28, 2010
	—	—	3,000	—	November 11, 2008
	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Gordon R. Parker	—	—	3,000	—	November 11, 2008

Jakes G Gerwel	—	—	3,000	—	November 11, 2008
	—	—	1,200	—	November 10, 2009

Patrick J. Ryan	10,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March 28, 2010
	—	—	3,000	—	November 11, 2008
	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Tokyo M. G. Sexwale	—	—	3,000	—	November 11, 2008
	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Bernard R. van Rooyen	—	—	3,000	—	November 11, 2008

Chris I. von Christierson	10,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March 28, 2010
	—	—	3,000	—	November 11, 2008
	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Rupert L. Pennant-Rea	5,000	—	—	110.03	July 13, 2009
	10,000	—	—	88.38	March 28, 2010
	10,000	—	—	68.59	September 23, 2010
	—	—	3,000	—	November 11, 2008
	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Kofi Ansah	6,700	—	—	68.59	September 23, 2010
	—	—	3,000	—	November 11, 2008
	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Christopher M. T. Thompson	—	—	3,000	—	November 11, 2008

Donald M. J. Ncube	—	—	800	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

John G. Hopwood	—	—	800	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Artem Grigorian	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Gill Marcus	—	—	1,200	—	November 2, 2010

Executive Officers
James W. D. Dowsley	7,334	—	—	46.23	July 5, 2009
	7,333	—	—	46.23	March 28, 2010
	33	—	—	46.23	July 14, 2010
	2,567	—	—	84.17	March 17, 2010
	2,567	—	—	84.17	October 20, 2010
	2,566	—	—	84.17	December 30, 2010
	2,300	—	—	93.49	August 18, 2010
	2,300	—	—	93.49	February 16, 2011
	2,300	—	—	93.49	March 23, 2011
	5,000	—	—	83.18	March 3, 2011
	2,500	—	—	83.18	October 6, 2011
	5,000	—	—	76.75	October 22, 2011
	2,500	—	—	76.75	January 26, 2012
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	—	5,925	—	125.28	March 24, 2012
	—	—	4,100	—	March 24, 2009
	—	5,500	—	124.19	March 1, 2013
	—	—	5,700	—	March 1, 2010
	—	12,750	—	107.59	March 3, 2014
	—	—	9,300	—	March 3, 2011
	—	12,750	—	103.99	June 2, 2014
	—	—	13,950	—	June 2, 2011

Nerina Bodasing	866	—	—	68.40	December 30, 2008
	866	—	—	63.65	December 30, 2008

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Italia Boninelli	—	11,000	—	124.19	March 1, 2013
	—	—	11,300	—	March 1, 2010
	—	21,250	—	107.59	March 3, 2014
	—	—	18,600	—	March 3, 2011
	—	12,750	—	103.99	June 2, 2014
	—	—	13,950	—	June 2, 2011

Michael D. Fleischer	—	11,067	—	124.19	March 1, 2013
	—	—	12,533	—	March 1, 2010
	—	15,900	—	107.59	March 3, 2014
	—	—	12,800	—	March 3, 2011
	—	15,900	—	103.99	June 2, 2014
	—	—	19,200	—	June 2, 2011

Jan W. Jacobsz	4,000	—	—	46.23	July 5, 2009
	4,000	—	—	46.23	March 28, 2010
	500	—	—	46.23	July 14, 2010
	3,967	—	—	154.65	December 27, 2009
	3,966	—	—	154.65	April 2, 2010
	3,967	—	—	154.65	August 5, 2010
	1,834	—	—	84.17	March 17, 2010
	1,833	—	—	84.17	October 20, 2010
	1,833	—	—	84.17	December 30, 2010
	1,667	—	—	93.49	August 18, 2010
	1,667	—	—	93.49	February 16, 2011
	1,666	—	—	93.49	March 23, 2011
	5,000	—	—	83.18	March 3, 2011
	2,500	—	—	83.18	October 6, 2011
	5,000	—	—	76.75	October 22, 2011
	2,500	—	—	76.75	February 16, 2012
	7,500	—	—	67.93	February 25, 2012
	15,000	—	—	63.65	May 23, 2012
	—	3,950	—	125.28	March 24, 2012
	—	—	4,100	—	March 24, 2009
	—	5,500	—	124.19	March 1, 2013
	—	—	5,700	—	March 1, 2010
	—	12,750	—	107.59	March 3, 2014
	—	—	9,300	—	March 3, 2011
	—	12,750	—	103.99	June 2, 2014
	—	—	13,950	—	June 2, 2011

Tommy McKeith	—	50,000	—	121.82	October 1, 2013
	—	—	50,000	—	October 1, 2010
	—	10,600	—	107.59	March 3, 2014
	—	—	12,800	—	March 3, 2011
	—	10,600	—	103.99	June 2, 2014
	—	—	12,800	—	June 2, 2011

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
John A. Munro	18,500	—	—	92.95	April 30, 2009
	7,500	—	—	84.17	April 30, 2009
	34,800	—	—	93.49	April 30, 2009
	15,000	—	—	83.18	April 30, 2009
	10,000	—	—	76.75	April 30, 2009
	10,000	—	—	67.93	April 30, 2009
	10,000	—	—	63.65	April 30, 2009

Glenn R. Baldwin	—	8,000	—	127.72	April 2, 2013
	—	—	9,100	—	April 2, 2010
	—	10,600	—	107.59	March 3, 2014
	—	—	12,800	—	March 3, 2011
	—	10,600	—	103.99	June 2, 2014
	—	—	12,800	—	June 2, 2011

James T. Nkosi	17,600	—	—	116.85	February 28, 2009
	16,000	—	—	119.90	February 28, 2009
	4,900	—	—	93.49	February 20, 2009
	7,500	—	—	83.18	February 28, 2009
	2,500	—	—	62.25	February 28, 2009
	7,500	—	—	67.93	February 28, 2009
	—	1,316	—	125.28	February 28, 2009
	—	—	—	—	February 28, 2009
	—	1,833	—	124.19	February 28, 2009

Vishnu Pillay	—	—	8,167	—	March 1, 2013
	—	8,000	—	124.19	March 1, 2013
	—	—	6,200	—	March 3, 2014
	—	8,550	—	107.59	March 3, 2014
	—	—	19,200	—	June 2, 2014
	—	15,900	—	103.99	June 2, 2014

Paul Schmidt	500	—	—	84.17	March 17, 2010
	2,534	—	—	83.85	April 1, 2010
	900	—	—	93.49	August 18, 2010
	2,400	—	—	83.18	March 3, 2011
	2,400	—	—	76.75	October 1, 2011
	2,400	—	—	67.93	February 25, 2012
	4,800	—	—	63.65	May 23, 2012
	—	—	1,700	—	March 24, 2012
	—	4,500	—	125.28	March 24, 2012
	—	—	1,900	—	March 1, 2013
	—	4,950	—	124.19	March 1, 2013
	—	—	2,500	—	March 3, 2014
	—	6,300	—	107.59	March 3, 2014
	—	—	5,625	—	June 2, 2014
	—	9,450	—	103.99	June 2, 2014

Total issued in fiscal 2008	—	336,400	375,675	—	—

Total outstanding at September 30, 2008	1,164,832	425,016	512,683	—	—

Note:

(1)	Certain expiration dates have been extended under the rules of the Schemes and Plans to cater for special closed periods during which the officers and directors were not permitted to deal in their options. The expiration date of Ian D. Cockerill’s options was accelerated to May 31, 2009 in connection with his resignation as Chief Executive Officer. The expiration date of Nerina Bodasing’s options was accelerated to December 30, 2008 in connection with her resignation as Vice President and Head of Investor Relations and Corporate Affairs. The expiration date of John Munro’s options was accelerated to April 30, 2009 in connection with his resignation as Executive Vice President and Head of Corporate Development. The expiration date of James Nkosi’s options was accelerated to February 28, 2009 in connection with his resignation as Senior Vice President and Head of Government Relations and Transformation.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of September 30, 2008:

Holder	Ordinary shares	Percentage
Nicholas J. Holland	—	—
Terence P. Goodlace	—	—
Alan J. Wright	135,690	0.01%
John G. Hopwood	15,000	0.00%
Gill Marcus	900	0.00%
Total Directors (11 persons)	151,590	0.01%
Total Non-Director Executive Officers (8 persons)	—	—

Total Directors and Executive Officers (19 persons)	151,590	0.01%

The Gold Fields Limited 2005 Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, will be compensated going forward.

The 2005 Plan provides for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS will only be released to participants and the SARS will vest three years after the date of the award and/or allocation of such shares However, in respect of the PVRS, company performance criteria need to be met in respect of awards to executives. The size of the initial allocation of SARS and PVRS is dependent on the performance of the participant at the time of allocation. The allocations under The 2005 Plan are usually made annually in March. A special allocation was made in June 2008 as a direct response to the need to retain critical skills. Gold Fields had outstanding as of September 30, 2008, 3,807,027 SARS and 5,356,648 PVRS under The 2005 Plan.

The GF Management Incentive Scheme

Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 4,094,909 ordinary shares were outstanding under The GF Management Incentive Scheme as of September 30, 2008, of which options to purchase 281,000 ordinary shares at a weighted average price of Rand 81.97 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 46.23 and Rand 154.65 per ordinary share and they expire between November 30, 2008 and October 15, 2013. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

The first allocations were made under The 2005 Plan in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date.

A total of 5% of the Company’s issued ordinary share capital, being 32,662,181.50 shares as of September 30, 2008, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

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

Options to purchase a total of 106,700 ordinary shares were held by the non-executive directors of Gold Fields under the plan as of September 22, 2008. The exercise prices of all outstanding options granted under this plan range between Rand 43.70 and Rand 110.03 per ordinary share, and they expire between December 16, 2008 and March 28, 2010.

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

Executive Directors’ Terms of Employment

Each of Ian D. Cockerill (former Executive Director and Former Chief Executive Officer), Nicholas J. Holland (Executive Director and Chief Executive Officer) and Terence P. Goodlace (former Executive Director and former Chief Operating Officer) had service agreements with subsidiaries of Gold Fields during fiscal 2008. One agreement, or the GFL Contract, was with GFL Mining Services Ltd., or GFLMSL. The two other agreements, or the Offshore Contracts, were with Gold Fields offshore subsidiaries in respect of work performed offshore for such subsidiaries. The terms and conditions of employment for each executive director were substantially similar, except where otherwise indicated below.

The annual gross remuneration package, or GRP, payable to each of Mr. Cockerill, Mr. Holland and Mr. Goodlace for fiscal 2008 was determined by the Compensation Committee and is as follows:

• Ian D. Cockerill	R3,800,000 plus U.S.$227,000

• Nicholas J. Holland	R3,200,000 plus U.S.$190,000

• Terence P. Goodlace	R570,000 plus U.S.$19,000

The split between the contracts for these amounts payable to the executive directors is determined on the basis of the amount of time spent by that executive director in respect of each contract.

The GFL Contracts

Under the GFL Contracts, the employment of an executive director will continue until terminated upon (i) six months’ notice by either party or (ii) retirement of the relevant executive director (currently provided for at age 60 in the contract). Gold Fields can also terminate the executive director’s employment summarily for any reason recognized by law as justifying summary termination.

The value of the GRP payable in terms of the GFL Contract is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of “Pensionable Emoluments,” which are set at a rate between 50% and 100% of the GRP as elected by the executive director); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. In addition, it is compulsory for the executive director to contribute 1% of his GRP to the Unemployment Insurance Fund, subject to any legislated contribution maximum at the time.

The Offshore Contracts

Under the Offshore Contracts, the executive director is paid offshore, in an appropriate currency, that portion of the GRP relating to the amount of time spent performing duties offshore for the relevant offshore companies. In the interest of simplicity, no benefits other than annual leave accrue to each executive director under the Offshore Contracts.

Other Remuneration

In addition to the gross guaranteed remuneration payable, each executive director is entitled, among other things, to the following benefits under their employment contracts: (i) participation in the GF Management Incentive Scheme and The Gold Fields Limited 2005 Share Plan; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board of Directors.

The amount and manner of any bonus payment is determined by the Remuneration Committee of the Board. See “—Board of Directors Committees.” The annual bonus is set at a target of 50% of the value of the GRP, assuming fulfillment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 50% of the GRP, if targets are exceeded.

The employment contracts also provide that in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, and within 12 months of the change of control, the director is entitled to: (i) payment of an amount equal to twice his GRP, or two and a half times in the case of the Chief Executive Officer; (ii) payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years; (iii) any other payments and/or benefits due under the contracts; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the GF Management Incentive Scheme then in force, to retain and to exercise all share options allocated to him including those which may not have vested at the date of such termination; and (vi) an entitlement to be settled with the SARS and Restricted Shares allocated and awarded to him, subject to the rules of The Gold Fields Limited 2005 Share Plan then in force, and in the case of the SARS will have a further period of one year in which to exercise such SARS. The employment contracts further provide that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

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

Non-executive Director Fees

At the Annual General Meeting which was held on November 7, 2007, the shareholders increased Board fees as follows: the chairman of the Board receives an annual fee of Rand 1.05 million ($150,000); the attendance fee for each Board member, excluding the Chairman, for each Board meeting is Rand 8,800 ($1,210) per meeting; the annual fee for each chairman of a Board committee, other than the Audit Committee chairman, is Rand 87,000 ($12,429); the annual fee for the chairman of the Audit Committee is Rand 122,000 ($17,429; the attendance fee for each Board committee member for each Board committee meeting is Rand 5,300 ($757) per meeting; the annual fee for members of each Board committee, other than the Audit Committee, is Rand 43,500 ($6,214); the annual fee for each member of the Audit Committee, excluding the chairman, is Rand 61,000 ($8,714); and the shareholder-approved travel allowance payable to directors who travel internationally to attend meetings is $4,400 per international trip. Gold Fields has no service contracts with its non-executive directors.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of June 30,(1)
	2006	2007	2008
South Africa
Driefontein	18,000	18,300	18,200
Kloof	17,400	18,100	16,900
Beatrix	12,000	12,300	12,900
South Deep	—	4,800	6,300
Ghana
Tarkwa	3,000	3,800	4,700
Damang	900	1,000	1,600
Australia
St. Ives	700	800	1,200
Agnew	400	300	500
Venezuela
Choco 10(3)	600	1,000	—
Peru
Cerro Corona	—	—	3,900

Corporate	100	200	200

Total	53,100	60,600	66,400	(2)

Notes:

(1)	Rounded to the nearest hundred.

(2)	As of June 30, 2008, approximately 52,700 of these employees were laborers and semi-skilled employees.

(3)	On November 30, 2007, Gold Fields sold its interests in Choco 10.

Labor Relations

South Africa

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, picket and participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory severance pay in the event of termination of employment for operational reasons;

•	reduce and limit the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

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

Approximately 79% of the labor force at Gold Fields’ South African operations is unionized, with the major portion of its South African workforce being members of the National Union of Mineworkers, or the NUM. As a result of its highly unionized labor force in South Africa and the fact that labor costs constitute approximately 54% of production costs, Gold Fields has attempted to balance union demands with the need to contain and reduce total cash costs in order to ensure the long-term viability of its operations.

Wage Agreements

2007 – 2009 Agreement

Wage increases and changes to terms and conditions of employment are negotiated with the unions every two years, and on August 30, 2007, Gold Fields reached a two-year wage agreement, or the 2007 wage agreement, with the United Association of South Africa, or UASA, Solidarity Trade Union, or Solidarity, and the NUM. This agreement provided for wage increases for the majority of employees of between 8% and 8.5%, depending upon the category of employee, implemented with effect from July 1, 2007. In addition, the minimum wages of the lowest paid employees were increased by 10% with effect from the same date. The approximate impact of the 2007 wage agreement was a 5% increase on the total Rand production costs for the South African operations for fiscal 2008.

A further inflation-linked increase of 1% above inflation with a minimum of 8% was implemented on July 1, 2008, and as a result all employees covered by the 2007 Agreement received a 10% increase.

The 2007 wage agreement further provided for a number of adjustments to several other conditions of employment, such as family responsibility leave, funeral benefits and medical incapacitation benefits, as well as an increase in the “living out allowance” from R1,000 to R1,100, effective from September 1, 2007 and a further increase to R1,200, effective from September 1, 2008. Currently, approximately 30% of Gold Fields’ South African labor force receive living out allowances.

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

In 2006, the GMWU and Gold Fields renegotiated the terms of their collective bargaining agreement, which the parties signed on August 24, 2006. On August 23, 2007, GMWU and Gold Fields agreed an 11% wage increase in basic rates of pay, effective January 1, 2007. Additionally, as a profit-sharing arrangement, Gold Fields agreed to pay a lump sum amount of U.S.$1,049 to each employee in Gold Fields’ service during the period from July 1, 2006 to June 30, 2007. Additionally, Gold Fields negotiated a new employee gain-sharing model with the union for fiscal 2007, 2008 and 2009, pursuant to which 1.25% of profits after tax and royalties will be shared among local employees. On July 24, 2008, GMWU and Gold Fields agreed a 15% wage increase in basic pay rates, effective January 1, 2008. GMWU and Gold Fields also agreed to a 10% increase in the monthly housing allowance, effective July 1, 2008.

Senior staff terms of employment are also governed by the Labour Act. Under the Labour Act, employees considered to be in “policy-making” positions are prohibited from joining unions. As a result, some members of senior staff who are not in “policy-making” positions could be eligible to join unions which would then negotiate terms of employment on their behalf. Pursuant to this, in fiscal 2007 Gold Fields’ senior staff association, which previously constituted a non-bargaining consultative unit representing senior staff, joined the GMWU. In turn, the GMWU obtained a bargaining certificate on May 24, 2007 to negotiate on the association’s behalf, thus leading to the formation of the Professional and Managerial Staff Union, or PMSU. Following the formation of the PMSU and the election of its executives, Gold Fields’ management was obligated to negotiate conditions for the senior staff with GMWU. In August 2007, the PMSU accepted and signed a wage increase and gain share agreement with the same terms as the agreement signed by GMWU and Gold Fields on August 23, 2007, as described above. To date, the GMWU has submitted a proposal to negotiate and finalize further conditions of senior staff employment at Gold Fields.

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

With the exception of a range of state statutes limited to health and safety, long-service leave, discrimination and workers’ compensation, Gold Fields and its employees are not subject to state industrial or employment laws.

The Workplace Relations Act continues to prescribe, among other things:

•	minimum wages;

•	maximum ordinary hours of work;

•	forms of leave (other than long-service leave);

•	conditions regarding termination of an employee for redundancy;

•	sanctions for unfair dismissal and unlawful termination;

•	rights of unions to enter a workplace; and

•	collective bargaining rights for employees.

However, the Workplace Relations Act is currently the subject of significant legislative reform by the Australian government, elected in the Australian federal election in November 2007. Recent changes to the Workplace Relations Act may increase union activity.

The Australian government has made significant amendments to the Workplace Relations Act, and proposes further amendments, which primarily regulate minimum terms and conditions of employment by focusing on employee collective bargaining rights.

Recent and proposed amendments to the Workplace Relations Act include, among other things:

•

the removal of the ability for employers to make Australian Workplace Agreements which were individual statutory agreements used by employers to exclude collective bargaining and union access to the workplace;

•	the introduction of the National Employment Standards, which prescribe core minimum conditions of employment applicable to all Australian employees under the federal industrial relations system;

•

the commencement of a modernization process for collectively bargained agreements which is to be administered by the Australian Industrial Relations Commission in order to simplify and update such agreements for different industry sectors, including the mining industry;

•	changes to unfair dismissal laws; and

•

the creation of a national body called Fair Work Australia which, among other matters, will hear and determine unlawful dismissal claims and matters relating to minimum entitlements of employment and freedom of association.

All of Gold Fields’ Australian employees and the employees of the contractors at the St. Ives and Agnew mines are employed pursuant to individually negotiated federal workplace agreements which will be affected by the amendments outlined above to the Workplace Relations Act. The effect of federal workplace agreements is generally to exclude collective bargaining and union access to the workplace, other than for occupational health and safety purposes.

The amendments to the Workplace Relations Act means that unions may have an increased role in negotiating collective agreements for pay and working conditions leading to increased union presence in Western Australia’s mining industry, potentially including at Gold Fields’ mining operations in Australia.

Peru

Mine workers in Peru are subject to the general regulations of the private labor system. In addition to these general regulations, the specific legal framework regarding mining activities is provided by the General Mining Law and its regulations and the Mine Safety and Hygiene Regulations.

The employees at the Cerro Corona Project are not unionized and currently have no collective bargaining agreement. However, Peruvian labor regulations provide that a collective negotiation process may be commenced by a union or by workers’ representatives elected by the majority thereof. Beyond these collective bargaining rights, there are various labor regulations which, among other things:

•	entitle workers to strike in certain prescribed circumstances and manners;

•	prescribe maximum ordinary hours of work;

•	prescribe overtime pay;

•	prescribe minimum wages;

•	require mine owners to transport workers between remote mine sites and population centers; and

•	provide for mediation or arbitration in certain collective bargaining negotiations.

Though not required by law, Gold Fields also provides housing for management staff in the city of Cajamarca in accordance with particular work contracts or Gold Fields’ internal policy.

Also, Gold Fields must provide free transportation between the mine site and Cajamarca.

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

Gold Fields provides 50% of the contributions (premiums) under a medical plan, or the Gold Fields Plan, for certain former employees in South Africa. As of June 30, 2008, approximately 213 former employees were still covered under this plan.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability, or the South Deep Plan. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed and is payable until the arrangement terminates on December 31, 2011. At June 30, 2008, there were 223 former South Deep employees that were subject to this employer contribution.

In fiscal 2008, $0.7 million was debited to earnings under the Gold Fields Plan described above. No additional amount is attributable to the inheritance of the South Deep Plan.

Bonus Schemes

Gold Fields has extensive bonus schemes for workers at all levels. The focus of Gold Fields’ bonus schemes is based on specific production and safety targets as the primary drivers, with quality factors being secondary drivers at management levels.

Employment Equity

Under the South African Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination; and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Act, Gold Fields has a formal employment equity plan, which has been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five-year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. The plan currently envisions the achievement of these targets in May 2009. Management believes that Gold Fields is currently making adequate progress toward the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields spent approximately R225.2 million, U.S.$1.7 million, A$0.8 million on employee training and development in fiscal 2008 at its South African, Ghanaian, and Australian operations, respectively. Particular emphasis is placed on literacy as Gold Fields estimates that between 30% and 40% of its South African employees are functionally illiterate and the Company has set objectives to address this issue by 2009. For fiscal 2009 the direct investment in human resources development at the South African operations is expected to be R161.2 million with a further provision for approximately R77 million in respect of discretionary training projects.

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

All of Gold Fields’ employee training activities in South Africa are cognizant of the human resources development requirements of the Mining Charter, and are fully described in the Social and Labor Plan submitted by Gold Fields to the Department of Minerals and Energy. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights.”

A salient development in the training environment within Gold Fields has been the establishment of the Gold Fields Business and Leadership Academy, or GFBLA. GFBLA comprises all five of the formerly discrete training establishments operating within Gold Fields’ South African operations. These various training establishments have, with effect from July 2006, been consolidated into the single Gold Fields’ subsidiary, GFBLA, under a single management structure and under a unified Strategic and Business Plan. Gold Fields’ executives have been assigned leadership of GFBLA, with a principal mandate to optimize training in order to secure enhanced workforce performance for Gold Fields and with enhanced safety and productivity performance as key outcomes. A secondary mission for GFBLA is to provide commercial training services to a client base external to Gold Fields, and to support the South African government’s strategy to improve the technical skills base in the national economy. This strategy is described in the document outlining the Joint Initiative on Priority Skills Acquisition, which is an important element of the Government’s Accelerated and Shared Growth Initiative for South Africa program. GFBLA’s performance met expectations in fiscal 2008, including meeting its budgeted cost and revenue targets, and the Company believes it is well positioned to sustain such performance into the future.

Although Gold Fields continues to subscribe to initiatives concerning national critical skills formation, operating through various private sector collaborative initiatives (such as the Gold Producer’s Committee’s “Collaborative Skills Development” initiative and the Technical Skills Business Partnership (TSBP), which involves Arcelor-Mittal, SASOL, ESKOM, Transnet, Angloplats and Gold Fields), progress toward achieving the desired output of technical skills into the economy, through interventions by Gold Fields and others, remains slow.

Gold Fields has almost doubled its enrolment of University Bursars and entry level scholarships across the technical disciplines, to grow its own talent pipeline and in order to transform the racial and gender demographics of the future professional and leadership element of Company

Health and Safety

Health

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

In Ghana, Australia and Peru, the primary health risks include dust and noise-induced hearing loss. Malaria is also a significant health risk in Ghana. To combat these risks, Gold Fields provides workers with appropriate protective gear and regular training and screening tests.

Gold Fields provides free healthcare to a substantial portion of its South African, Peruvian and Ghanaian employees while they are employed by Gold Fields. This includes the operation of hospitals and/or clinics to provide treatment as needed. Workers in Australia are responsible for their own healthcare.

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

In October 2007, management estimated that approximately 33.6% of Gold Fields’ workforce in South Africa was infected with HIV. The actuarial model which the Company has applied consistently since 2001 estimates that peak prevalence has almost been reached.

Increasingly, Gold Fields is seeing an adverse impact of HIV/AIDS on its affected employees, evidenced by increased absenteeism and reduced productivity. Gold Fields hopes to continue to limit the impact of HIV/AIDS on its operating costs through its HIV/AIDS program.

See “Risk Factors—HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.”

HIV/AIDS prevalence is not significant in Gold Fields’ Ghanaian, Australian or Peruvian workforces. Gold Fields has also introduced its HIV/AIDS program in Ghana.

Safety

Operating mines, particularly underground mines, involves significant safety hazards. Gold Fields takes steps to address particular safety issues which are present at its operations. Specific safety issues are explained in further detail in connection with the description of each of Gold Fields’ operations. See “Information on the Company”.

During fiscal 2008, Gold Fields faced a number of significant safety issues, including the deaths of 47 workers at its mines. As a result, the Company undertook a renewed commitment to safety including implementing a number of strategic safety initiatives. See “Information on the Company—Strategy.”

Gold Fields’ Full Compliance Health and Safety Management System started as a health and safety initiative at the end of 2000. A group consisting of representatives of management, the DME’s Mine Health and Safety inspectorate and South African trade unions developed the management system for Gold Fields. The Full Compliance Health and Safety Management System consists of programs of tailored safety training, emergency preparation, safety inspections and investigations aimed at improving the safety performance of each mine. As part of Gold Fields’ renewed commitment to safety, this system is being revisited taking into consideration recent multiple fatal accidents, lessons learned from the investigations and the outcomes of the various safety audits that have been conducted. In addition, each of the South African operations has designed and implemented a safety training initiative tailored for its particular circumstances, and those initiatives are used for both initial and ongoing training. In the fourth quarter of fiscal 2008 alone, approximately 14,000 workers underwent safety training under these initiatives.

Gold Fields has engaged Du Pont International to assess the existing health and safety management systems at Gold Fields, operations and benchmark them against international best practice in the areas of health and safety, policy formulation and implementation, strategy development and structure, monitoring, performance measurement, review processes, follow-up, and risk assessment. Current behaviors, attitudes, practices and procedures will be analyzed and comparative analyses against industry best practices in health and safety will be conducted for each operation.

In October 2007, as a result of a spate of accidents at various mining operations in South Africa, including Gold Fields’ operations, former President Thabo Mbeki ordered the Department of Minerals and Energy to conduct an occupational health and safety audit at all mines, including Gold Fields’ mines. The audit of legal compliance has been completed and a report of its finding is expected in the near future. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

Gold Fields’ operations in Australia and Ghana are certified under OHSAS, 18000, an occupational health and safety management specification system. Driefontein, Kloof and Beatrix received re-certification in fiscal 2008. Internal audits were conducted at South Deep in February 2007 and follow-up audits will be conducted at the end of 2008 in preparation for its certification in OHSAS 18001.

Gold Fields’ South African operations have subscribed to the milestones set for accidents, elimination of silicosis and noise-induced hearing loss issued by the Mine Health and Safety Council of South Africa, which is a legislative body set up under the Mine Health and Safety Act to advise the Minister of Minerals and Energy on mine safety standards. These milestones include (i) achieving safety performance levels equivalent to international standards for underground metalliferous mines by 2013, (ii) by December 2008, achieving respirable crystalline silica levels of below 0.1mg per cubic meter in 95% of exposure measurement results, (iii) after December 2013, there being no new cases of silicosis among individuals previously unexposed prior to 2008, (iv) after December 2008, eliminating hearing deterioration of more than 10% among occupationally exposed individuals and (v) by December 2013, reducing the noise emitted by equipment to a level below 110dB(A) at any location in the workplace. Action plans to achieve these milestones have been developed and the Vice President and Head of South African operations reports to the Board’s Safety, Health and Sustainable Development Committee on a quarterly basis. Cartoon booklets that assist in communicating health, safety and hygiene hazards are being rolled out to all South African operations.

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

As of September 30, 2008, the issued share capital of Gold Fields consisted of 653,242,722 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of September 30, 2008 is set forth below.

Beneficial owner	Ordinary shares	Percentage
Tradewinds Global Investors LLC	67,812,852	10.4%
BlackRock Investment Management (UK) Limited	43,092,009	6.6%
Public Investment Commissioner	39,033,833	6.0%

To the knowledge of management, none of the above shareholders holds voting rights which are different than those held by Gold Fields’ other shareholders.

The table below shows the significant changes of the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership
	As of June 30,					As of September 30, 2008
	2006		2007		2008
			(%)
Beneficial owner
Tradewinds Global Investors	—	(1)	—	(1)	7.2	10.4
BlackRock Investment Management (UK) Limited(2)	7.6		6.6		7.0	6.6
Public Investment Commissioner(3)	5.6		5.0		4.8	6.0
Capital World Investors (formerly known as Capital Research and Management)(4)	9.7		7.4		4.2	4.2
Old Mutual plc(5)	6.9		4.4		5.2	4.5

Notes:

(1)	To the knowledge of Gold Fields’ management, the entities did not own Gold Fields’ ordinary shares on the dates specified.

(2)	BlackRock Investment Management, previously known as Merrill Lynch Investment Management, was established in October 2006 with the merger of Merrill Lynch’s asset management business and BlackRock’s asset management business.

(3)	Public Investment Commissioner holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers, Old Mutual Asset Managers, Future Growth and RMB Asset Management.

(4)	Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

(5)	Old Mutual plc holds its shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries.

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

Mvelaphanda

Tokyo M. G. Sexwale, a former non-executive director of Gold Fields, who did not stand for re-election at the Annual General Meeting held on November 2, 2007, is a non-executive director of Mvelaphanda Resources Limited, or Mvela Resources, and chairman of Mvelaphanda Holdings (Proprietary) Limited.

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

On September 26, 2002, Mvela Resources issued to GFL Mining Services Limited, or GFLMSL, 380,102 options to subscribe for linked units pursuant to this arrangement at a strike price of R26.3087 per option. Thereafter, each year Mvela Resources was obligated to issue to GFLMSL options to subscribe for linked units with a value equal to half of the amount spent by GFLMSL on the precious metals exploration projects covered by the agreement between the parties during that year. On May 5, 2003, Mvela Resources issued to GFLMSL further options to subscribe for 373,435 linked units at a strike price of R19.3468. In November 2003, Mvela Resources implemented a Scheme of Arrangement and a consolidation of its share capital, which are described below. As a result of these actions, GFLMSL’s right to receive options to subscribe for linked units has been converted into a right to receive options to subscribe for ordinary shares of Mvela Resources. On May 30, 2004, Mvela Resources issued to Gold Fields options to subscribe for 521,812 ordinary shares in Mvela Resources at a strike price of R25.0357. The options granted under the Exploration Arrangement were originally exercisable for a period of two years from the date of issuance, but as of September 16, 2004, this period was extended to five years. On May 9, 2005, Mvela Resources issued to GFLMSL options to subscribe for 1,375,584 ordinary shares in Mvela Resources expiring on May 30, 2007 at a strike price of R16.9364. On May 16, 2006, Mvela Resources issued to GFLMSL options to subscribe for 1,396,925 ordinary shares in Mvela Resources expiring on May 30, 2008 at a strike price of R39.1871.

On May 29, 2007, GFLMSL exercised 1,375,584 options for a full consideration of R23,297,440.86 and received 1,375,584 Mvelaphanda Resources shares. On September 25, 2007, GFLMSL exercised 380,102 options for a full consideration of R9,999,989.49 and received 380,102 Mvelaphanda Resources shares. On March 11, 2008, GFLMSL exercised the balance of 2,292,172 Mvela Resources options for a full consideration of R75,030,140.61 and received 2,292,172 Mvelaphanda Resources shares.

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

On November 17, 2004, GFLMSL, Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, referred to in this discussion as the Amendment Agreement, amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Subscription and Share Exchange Agreement and the Covenants Agreement. The agreements were amended to provide, among other things, that Mvela Resources may acquire a minimum of 45,000,000 and a maximum of 55,000,000 Gold Fields shares should it elect to exchange its equity interest in the South African assets for Gold Fields’ shares.

During the first half of fiscal 2007, Mvela Holdings (Proprietary) Limited, or Mvela Holdings, the parent company of Mvela Resources, entered into various agreements in terms of which the status quo regarding the shareholding in Mvela Resources as of the date of the Mvelaphanda Transaction was restored by Mvela Holdings once again having a direct interest in the issued share capital of Mvela Resources. On July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the sponsor support, guarantee and retention agreement, or the Sponsor Support, Guarantee and Retention Agreement, dated February 13, 2004, among Gold Fields, GFIMSA, Mvela Resources, Mvela Holdings, Mvela Gold, Micawber and FirstRand Bank Limited. In accordance with the revised agreements, Mvela Holdings undertook to remain an HDSA company, to retain beneficial ownership of no less than 26% of the issued equity share capital of Mvela Resources, to have board control of Mvela Resources (together with other HDSAs) and to retain management control of Mvela Resources pursuant to a written management agreement.

On March 30, 2007, Mvela Resources executed and, on April 26, 2007, amended, an agreement between, among others, Mvela Resources, Mvela Holdings, Lazarus Zim and Afripalm Resources (Proprietary) Limited, or Afripalm, an HDSA company formed by Lazarus Zim, in terms of which the parties, among other things, agreed as follows:

•

Afripalm will subscribe for shares in Mvela Resources to acquire economic and voting interests in Mvela Resources of approximately 19.3% and 31%, respectively. As a result of this acquisition, the economic and voting interests of Mvela Holdings, the other major HDSA shareholder in Mvela Resources, will be approximately 22.9% and 19.6%, respectively. As a result of the increase in the broad-based HDSA voting control of Mvela Resources to more than 50%, Mvela Resources will thus be an HDSA controlled company; and

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

On August 24, 2007, the Mvela Loan Agreement was amended, principally in order to bring certain financial covenants in line with the financial covenants set out in the Split-tenor Facility (and its predecessors).

On March 17, 2008, Gold Fields, GFLMSL, Mvela Resources, GFIMSA and Mvela Gold entered into an agreement in terms of which the parties agreed that the number of ordinary shares of Gold Fields which Mvela Gold will receive if either Gold Fields or Mvela Gold exercises the right to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields (as contemplated in the Subscription and Share Exchange Agreement), will be 50 million Gold Fields shares.

On March 27, 2008, Mvela Resources obtained the consent of the Company, GFIMSA, GFLMSL and others under the Sponsor Support, Guarantee and Retention Agreement to enter into a proposed transaction with Anglo Platinum Limited, or APL, and Northam Platinum Limited, or Northam, in terms of which Mvela Resources will purchase approximately 53.1 million Northam shares from APL’s subsidiaries and will advance shareholder loans to, and become the holder of the entire issued share capital of, Micawber 278 (Proprietary) Limited, or M278, which owns APL’s indirect 50% beneficial interest in the Booysendal Platinum Project. In addition, Mvela Resources will sell all its indirect shareholdings in M278 to Northam in exchange for 121 million new Northam shares.

In addition, this agreement effectively replaced the Mvela Holdings guarantee set out in the Sponsor Support, Guarantee and Retention Agreement with a guarantee by Nedbank Limited for the due and punctual payment and performance by Mvela Resources of its obligations under the guarantee provided by Mvela Resources under the Sponsor Support, Guarantee and Retention Agreement.

See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.”

Rand Refinery

GFLMSL, as agent for GFIMSA, has an agreement with Rand Refinery Limited, or Rand Refinery, in which Gold Fields holds a 34.9% interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery. Prior to October 1, 2004, GFLMSL acted as agent for Rand Refinery to sell up to 50% of Gold Fields’ South African production. However, since October 1, 2004, Gold Fields has sold the gold produced from its South African operations itself. Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is the Chief Executive Officer and a Director of Gold Fields, was a Director of Rand Refinery from July 12, 2000 until September 30, 2008. He remains an alternate Director. As a Director of GFLMSL, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland declared his interest in the contract between Rand Refinery and GFLMSL, pursuant to South African requirements, and did not participate in the decision of Rand Refinery to enter into the agreement with GFLMSL, Gold Fields Ghana or Abosso. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMSL. See “Information on the Company—Description of Mining Business—Refining and Marketing” for further details regarding these arrangements.

New Africa Mining Fund

John Hopwood, a non-executive director of Gold Fields, is a trustee of the New Africa Mining Fund and is the chairman of the New Africa Mining Fund Investment Committee. Gold Fields has been instrumental in the formation of the New Africa Mining Fund and is a significant investor in the fund. As at June 30, 2008, Gold Fields had contributed a net amount of U.S.$3.9 million to the New Africa Mining Fund and had provided a commitment to fund U.S.$6.3 million. See “Operating and Financial Review and Prospects—Contractual obligations and commitments as at June 30, 2008.”

Absa Credit Facilities

Gill Marcus, a non-executive director of Gold Fields, is the chairman of Absa Group Limited and Absa Bank Limited. Gold Fields currently has a R500 million 364-day revolving credit facility and a R1 billion 364-day revolving credit facility, with Absa Capital, a division of ABSA Bank Limited. See “Operating and Financial Review and Prospects—Credit Facilities.”

Bateman Engineering

Richard P. Menell, a non-executive director of Gold Fields, is the chairman of Bateman Engineering BV, or Bateman Engineering.

On October 2, 2008, Gold Fields entered into an agreement with Bateman Engineering, to sell its Biox® Technology Business to Bateman Engineering for a net cash consideration of U.S.$8.8 million. The transaction is conditional, among other things, upon the approval of the South African Reserve Bank. See “Information on the Company—Recent Developments”.

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

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended June 30,
	2004		2005		2006		2007		2008		2009(1)
	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)
Prior year’s final dividend	0.13	1.00	0.06	0.40	0.06	0.40	0.15	1.10	0.13	0.95	0.16	1.20
Interim dividend	0.06	0.40	0.05	0.30	0.07	0.40	0.13	0.90	0.09	0.65	—	—

Total dividend	0.19	1.40	0.11	0.70	0.13	0.80	0.28	2.00	0.22	1.60	0.16	1.20

Note:

(1)	A final dividend was announced on August 1, 2008 and paid on August 25, 2008.

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

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments.”

ITEM 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is the JSE Limited, or JSE, on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. On October 1, 2007, Gold Fields delisted its ordinary shares from the Premier Marché of Euronext Paris and on October 22, 2007, delisted its ordinary shares from the Official List of the UK Listing Authority and the London Stock Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of June 30, 2008, 15,667 record holders of Gold Fields’ ordinary shares, holding an aggregate of 140,551,842 ordinary shares (21.50%), were listed as having addresses in South Africa. As of June 30, 2008, 151 record holders of Gold Fields’ ordinary shares, holding an aggregate of 410,401,988 ordinary shares (62.81%) were listed as having addresses in the United States.

Gold Fields’ American Depositary Shares, or ADSs, currently trade in the United States on The New York Stock Exchange under the symbol “GFI.” The American Depositary Receipts, or ADRs, representing the ADSs are issued by The Bank of New York, as Depositary. Each ADS represents one ordinary share. Gold Fields’ ADRs are also listed on the Dubai International Financial Exchange.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge (Proprietary) Limited, or I-Net Bridge, a South African financial information service:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Year ended June 30,	High	Low
	(Rand per ordinary share)
2004	110.40	65.02	1,787,830
2005	94.02	55.09	1,485,099
2006	162.00	69.01	2,067,115
2007	173.80	109.40	2,580,019
2008	135.00	87.01	2,900,832
2009 (through October 31, 2008)	102.00	54.00	3,270,447

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Quarter ended	High	Low
	(Rand per ordinary share)
September 30, 2006	173.80	126.11	1,875,952
December 31, 2006	143.25	119.40	2,200,535
March 31, 2007	134.99	117.00	3,302,577
June 30, 2007	142.00	109.40	2,952,847
September 30, 2007	128.75	103.45	2,973,176
December 31, 2007	127.79	93.58	2,376,850
March 31, 2008	135.00	100.50	3,450,315
June 30, 2008	118.50	87.01	2,751,270
September 30, 2008	102.00	58.10	2,934,183

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Month ended	High	Low
	(Rand per ordinary share)
May 31, 2008	108.70	97.75	2,431,524
June 30, 2008	99.50	87.01	2,898,839
July 31, 2008	102.00	85.70	2,730,505
August 31, 2008	79.00	66.00	2,747,811
September 30, 2008	80.50	58.10	3,343,632
October 31, 2008	86.55	54.00	4,220,757

On October 31, 2008, the closing price of the ordinary shares on the JSE was R69.00.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on The New York Stock Exchange for the last five fiscal years.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Year ended June 30,	High	Low
	($ per ADS)
2004	15.12	9.93	1,894,518
2005	14.94	9.25	1,557,127
2006	26.33	10.69	2,289,061
2007	24.10	15.63	3,141,519
2008	19.13	10.88	6,368,692
2009 (through October 31, 2008)	13.15	4.90	8,274,753

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Quarter ended	High	Low
	($ per ADS)
September 30, 2006	24.10	17.32	2,158,352
December 31, 2006	19.42	16.50	2,874,951
March 31, 2007	18.72	16.22	3,871,203
June 30, 2007	20.08	15.63	3,684,734
September 30, 2007	18.33	13.67	5,143,061
December 31, 2007	19.13	13.61	5,632,441
March 31, 2008	17.61	13.22	8,938,902
June 30, 2008	15.11	10.88	5,861,693
September 30, 2008	13.15	7.16	7,774,018

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Month ended	High	Low
	($ per ADS)
May 31, 2008	14.19	12.90	5,602,063
June 30, 2008	12.88	10.88	6,157,946
July 31, 2008	13.15	11.81	5,676,702
August 31, 2008	10.25	8.65	8,429,397
September 30, 2008	9.72	7.16	9,315,827
October 31, 2008	9.69	4.90	9,668,102

On October 31, 2008, the closing price of Gold Fields’ ADSs quoted on The New York Stock Exchange was $6.65.

JSE Limited

The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.

The JSE is a self-regulating organization operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control Amendment Act No. 54 of 1995, or the Stock Exchange Act, which provides the statutory framework for the deregulation of the JSE, the JSE’s rules were amended with effect from November 8, 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members’ own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchange Act, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely the brokerage commissions payable on agency transactions in equities. With effect from 1996, screen trading commenced on the JSE. The Securities Services Act No 36 of 2004 came into effect on January 18, 2005. This act consolidates and amends the laws relating to the regulation and control of exchanges and securities trading, the regulation and control of central securities depositories and the custody and administration of securities and the prohibition of insider trading.

The market capitalization of companies listed on the JSE was approximately Rand 4.42 trillion as of October 31, 2008. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 44.9% for 2007. Trading is concentrated in a small, but growing, number of companies. As of October 31, 2008, there were 428 listed companies on the JSE.

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

Issue of Additional Shares and Pre-emptive Rights

Shareholder approval is required for any issuance of additional shares. Shareholders may either convey a general or specific authority to directors to issue shares. A general authority is valid until the earlier of the next annual general meeting and 15 months after the authority was granted.

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

•

on February 12, 2004, Beatrix, Kloof, Driefontein, GFLMSL, Gold Fields and GFIMSA entered into Addendum Number 1 to the Reorganization Agreement pursuant to which the remainder of the South African gold mining businesses and related assets of Gold Fields were transferred to GFIMSA;

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

•

on July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the sponsor support, guarantee and retention agreement, or the Sponsor Support, Guarantee and Retention Agreement, dated February 13, 2004, among Gold Fields, GFIMSA, Mvela Resources, Mvela Holdings, Mvela Gold, Micawber 325 (Proprietary) Limited, or Micawber, and FirstRand Bank Limited;

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

•

on August 24, 2007, Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Holding Company (BVI) Limited (formerly, Gold Fields Guernsey), First Rand Bank Limited and GFIMSA entered into a third addendum to the Mvela Loan Agreement;

•

on March 17, 2008, Gold Fields, GFLMSL, Mvela Resources, GFIMSA and Mvela Gold entered into an agreement in terms of which the parties agreed that the number of ordinary shares of Gold Fields which Mvela Gold will receive if either Gold Fields or Mvela Gold exercises the right to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields (as contemplated in the Subscription and Share Exchange Agreement), will be 50 million Gold Fields shares.

•

On March 27, 2008, Mvela Resources obtained the consent of the Company, GFIMSA, GFLMSL and others under the Sponsor Support, Guarantee and Retention Agreement to enter into a proposed transaction with Anglo Platinum Limited, or APL, and Northam Platinum Limited, or Northam, in terms of which Mvela Resources will purchase approximately 53.1 million Northam shares from APL’s subsidiaries and will advance shareholder loans to, and become the holder of the entire issued share capital of, Micawber 278 (Proprietary) Limited, or M278, which owns APL’s indirect 50% beneficial interest in the Booysendal Platinum Project. In addition, Mvela Resources will sell all its indirect shareholdings in M278 to Northam in exchange for 121 million new Northam shares.

In addition, this agreement effectively replaced the Mvela Holdings guarantee set out in the Sponsor Support, Guarantee and Retention Agreement with a guarantee by Nedbank Limited for the due and punctual payment and performance by Mvela Resources of its obligations under the guarantee provided by Mvela Resources under the Sponsor Support, Guarantee and Retention Agreement.

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

On March 24, 2006, an Acquisition and Framework Agreement, or Acquisition Agreement, was entered into between NAP, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy. The Acquisition Agreement took effect from April 13, 2006 and, in accordance with the terms and conditions of the Acquisition Agreement, a Service Agreement was also entered into between Gold Fields Arctic Platinum Oy, NAP and North American Palladium Arctic Services Oy on March 24, 2006, pursuant to which NAP provided services to the APP.

The Acquisition Agreement provided that NAP was granted an option to acquire up to a 60% undivided interest in the APP, including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland.

On September 10, 2008, NAP declined to exercise its right to acquire 60% of the APP. Therefore, the APP has reverted to Gold Fields.

See “Information on the Company—Exploration—Gold Fields’ Greenfields Exploration Projects—Arctic Platinum Project.”

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

GFIMSA Facility

In connection with the acquisition of BGSA and Western Areas, GFIMSA entered into a U.S.$1.8 billion credit facility with Citibank, N.A. London Branch, J.P. Morgan Plc, J.P. Morgan Europe Limited and other financial institutions as set out in the agreement, on November 24, 2006. Borrowings under the facility were guaranteed by Gold Fields, Gold Fields Holdings and Gold Fields Orogen Holding (BVI) Limited, or Orogen. This facility was repaid in full during fiscal 2007.

See “Information on the Company—History” and “Operating and Financial Review and Prospects—Credit Facilities—Acquisition of South Deep.”

Preference Share Subscription Agreement

On December 24, 2007, Rand Merchant Bank, a division of FirstRand Bank Limited, or RMB, subscribed for 100 non-convertible redeemable preference shares in the issued share capital of Gold Fields at an aggregate subscription price of R1.2 billion ($172 million at the exchange rate in effect on the date of issuance).

See “Operating and Financial Review and Prospects—Credit Facilities—Preference shares.”

R500 million Revolving Credit Facility

On August 21, 2007, GFIMSA entered into a R500 million 364-day revolving credit facility, or the Absa 1 Facility, with Absa Capital (a division of Absa Bank Limited). Borrowings under this facility are guaranteed by Gold Fields. On August 24, 2007, R250 million was drawn down under this facility. On December 28, 2007, GFIMSA drew down on the balance available of R250 million. On August 19, 2008, the total amount of R500 million borrowed under the facility was repaid. On September 22, 2008, this facility was renegotiated as a short term facility expiring on October 21, 2008. With effect from November 11, 2008, this facility was renegotiated as a 364 day facility, expiring on November 10, 2009.

See “Operating and Financial Review and Prospects—Credit Facilities—R500 million Revolving Credit Facility.”

Spit-tenor Revolving Credit Facility

On May 16, 2007, GFIMSA, Orogen and Western Areas entered into a U.S.$750.0 million split-tenor revolving credit facility, or the Split-tenor Facility, with lead lenders Barclays Bank Plc and ABN Amro N.V. The Split-tenor Facility consists of a U.S.$250 million 364-day revolving tranche (Facility A) and a U.S.$500 million five-year revolving tranche (Facility B). The amount drawn down under the Split-tenor Facility as of the date of this annual report is U.S.$512 million (U.S.$250 million under Facility A and U.S.$262 million under Facility B).

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

Sale of Choco 10

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of U.S.$413 million, comprising U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro and currently represents 36.2% of the outstanding shares of Rusoro. Pursuant to the transaction, Rusoro acquired Gold Fields’ stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields.

R1,000 million Short Term Revolving Credit Facility

On January 31, 2008, GFIMSA, Gold Fields Operations Limited, Orogen, and GFL Mining Services Limited entered into a R1 billion 364-day revolving credit facility, or the ABSA 2 Facility, with Absa Capital, a division of Absa Bank Limited. On August 5, 2008, R500 million was drawn down under this facility. On August 19, 2008, a further R500 million was drawn down under this facility.

See “Operating and Financial Review and Prospects—Credit Facilities—R1,000 million Short Term Revolving Credit Facility.”

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

In fiscal 2008, Ian D. Cockerill, Gold Fields’ former Chief Executive Officer and a former executive director of Gold Fields, was party to three employment agreements: one with Gold Fields Ghana Holdings Limited, one with Orogen and one with GFL Mining Services Ltd., or GFLMSL.

In fiscal 2008, Nicholas J. Holland, Gold Fields’ Chief Executive Officer and an executive director of Gold Fields, was party to three employment agreements: one with Gold Fields Ghana Holdings, one with Orogen, and one with GFLMSL. In fiscal 2008, Terence P. Goodlace, Gold Fields Chief Operating Officer and an executive director of Gold Fields from May 1, 2008 until his resignation with effect from October 15, 2008, was party to one employment agreement with GFIMSA. See “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment.”

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

Other distributions:

The Bank of New York will send to you anything else Gold Fields distributes on deposited securities by any means The Bank of New York thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what Gold Fields distributed—for example by public or private sale— and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what Gold Fields distributed, in which case the ADRs will also represent the newly distributed property.

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

Withholding tax on dividends

Under South African law, no withholding tax applies to, and no other tax is payable by, shareholders or ADS holders on dividends paid to non-resident shareholders or non-resident ADS holders. It should be noted that the planned introduction in 2009 of a 10% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders is generally permissible under the terms of a reciprocal tax treaty entered into between South Africa and the United States, or the Treaty; provided that the Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases. South Africa imposes a corporate tax known as a secondary tax on companies, or STC, on the distribution of earnings in the form of dividends on the company declaring the dividend. STC is a recognized form of tax in terms of the double taxation convention between South Africa and the United States, but does not constitute a withholding tax on dividends. With effect from October 1, 2007, the rate of STC was reduced to 10% (previously, it was 12.5%). STC will be abolished in 2009 once the withholding tax on dividends is introduced.

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

Stamp duties on transfers of shares and UST have been replaced by a uniform securities transfer tax at the rate of 0.25% of the market value of the securities concerned.

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

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields’ Board of Directors. Management of financial risk is centralized at Gold Fields’ treasury department, which acts as the interface between Gold Fields’ operations and counterparty banks. The treasury department manages financial risk in accordance with the policies and procedures established by the Gold Fields Board of Directors and Executive Committee. Gold Fields’ Audit Committee has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields’ treasury department is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit- related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

Foreign Currency Sensitivity

General

In the ordinary course of business, Gold Fields enters into transactions, such as gold sales, denominated in foreign currencies, primarily U.S. dollars. In addition, Gold Fields has investments and indebtedness in U.S. and Australian dollars. Although this exposes Gold Fields to transaction and translation exposure from fluctuations in foreign currency exchange rates, Gold Fields does not generally hedge this exposure, although it may do so in specific circumstances, such as foreign currency commitments, financing projects or acquisitions. Also, Gold Fields on occasion undertakes currency hedging to take advantage of favorable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

Foreign Currency Hedging Experience

Gold Fields currently holds various hedging instruments to protect its exposure to adverse movements in foreign currency exchange rates, which are described below.

South African Rand Instruments

On January 30, 2007, Gold Fields borrowed $550 million under a $1.8 billion credit facility entered into on November 24, 2006, or the GFIMSA Facility. On May 18, 2007, Gold Fields utilized a portion of a $750 million split-tenor revolving credit facility entered into on May 16, 2007, or the RC Facility, to refinance that borrowing. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.” Substantially all of the $550 million was used to settle the Western Areas Limited, or Western Areas, gold derivative structure. In connection with this borrowing, U.S. dollar/Rand forward cover was purchased during the third quarter of fiscal 2007 in an amount of $550.8 million for settlement August 6, 2007 at an average rate of Rand 7.3279 based on a spot rate of Rand 7.1918 per $1.00. On August 6, 2007, the forward cover was extended to November 6, 2007, at an average rate of Rand 7.1987 based on spot rate of Rand 7.1000 per $1.00. The cover was extended further on November 6, 2007 to December 6, 2007 at an average rate of Rand 6.63148, based on a spot rate of Rand 6.60 per $1.00. In line with the partial repayment of the RC Facility made on December 6, 2007, forward cover of $490 million was extended to March 6, 2008, at an average rate of Rand 6.9118, based on a spot rate of Rand 6.80 per $1.00.

On December 28, 2007, in line with an amount of $172 million repaid under the facility, the forward cover maturing on March 6, 2008, was reduced to $318 million. In line with the rollover of the corresponding loan, the following extensions on the forward cover of $318 million have taken place:

•	Extended on March 6, 2008 to June 6, 2008 at an average rate of Rand 7.9752 based on a spot rate of Rand 7.8052.

•	Extended on June 6, 2008 to July 7, 2008 at an average rate of Rand 7.8479, based on a spot rate of Rand 7.7799.

•	Extended on July 7, 2008 to August 7, 2008 at an average rate of Rand 7.9205, based on a spot rate of Rand 7.8555.

•	Extended on August 7, 2008 to September 8, 2008 at an average rate of Rand 7.3817, based on a spot rate of Rand 7.3193.

•	Extended on September 8, 2008 to October 8, 2008 at an average rate of Rand 7.9091, based on a spot rate of Rand 7.8476.

•	Extended on October 8, 2008 to November 10, 2008 at an average rate of Rand 8.7078 based on a spot rate of Rand 8.6343.

•	Extended on November 10, 2008 to December 10, 2008 at an average rate of Rand 9.9586, based on a spot rate of Rand 9.8690.

On July 27, 2007, Gold Fields made a forward purchase of $40 million to pay future expenses at Orogen Holdings (BVI) Limited, or Orogen, a 100% owned subsidiary of Gold Fields. The average rate to October 30, 2007 was Rand 7.1884, based on a spot rate of Rand 7.1000. The contract was extended for a further month on October 30, 2007 to November 30, 2007 at an average rate of Rand 6.5399, based on a spot rate of Rand 6.5091. On November 30, 2007, the contract was further extended to January 31, 2008 at an average rate of Rand 7.0743, based on a spot rate of Rand 7.00. On January 31, 2008 the forward cover of $40 million was extended to April 30, 2008 at an average rate of Rand 7.3101 based on a spot rate of Rand 7.1650.

On October 4, 2007, Gold Fields made an additional forward purchase of $50 million to hedge foreign currency exposures. The average rate to November 21, 2007 was 6.9949, based on a spot rate of Rand 6.9474. The contract was extended for a further two months on November 21, 2007 to January 22, 2008 at an average rate of Rand 6.7899, based on a spot rate of Rand 6.72. On January 22, 2008 the forward cover was extended to April 22, 2008 at an average rate of Rand 7.1543 based on a spot rate of Rand 7.0200.

In January 2008, the Board approved the funding of the balance of the budgeted construction expense of the Cerro Corona Project using available US dollar denominated credit facilities. As a result of this decision, the forward cover of $40 million and $50 million was not renewed and expired on April 30, 2008 and April 22, 2008 respectively. This resulted in a profit of $11.4 million.

In August 2008, Gold Fields Ghana made forward purchases totaling A$18.8 million at an average forward rate of A$0.8641 per $1.00, based on a spot rate of A$0.8693 per $1.00, to cover exposure on capital projects. The monthly forward contracts commenced on August 29, 2008 and expire on January 30, 2009.

In August 2008, Gold Fields Ghana made forward purchases totaling R78.1 million at an average forward rate of Rand 7.7495 per $1.00, based on a spot rate of Rand 7.6450 per $1.00, to cover exposure on capital projects. The monthly forward contracts commenced on August 29, 2008 and expire on February 27, 2009.

In addition, in August 2008, Gold Fields Ghana made forward purchases totaling EUR9.6 million at an average forward rate of EUR1.4771 per $1.00, based on a spot rate of EUR1.4799 per $1.00, to cover exposure on capital projects. The monthly forward contracts commenced on August 29, 2008 and expire on October 31, 2008.

In October 2008, GFIMSA entered into a number of forward exchange contracts to sell $150.0 million of expected gold revenue proceeds. The forward sale was concluded at an average forward rate of R9.1910 per $1.00, with weekly deliveries of $15.0 million starting October 17, 2008, until December 19, 2008. The forward exchange contract due on October 17, 2008, was closed out at a loss of $0.2 million. The following extensions on the weekly forward cover of $15.0 million have taken place:

•	Extended on October 24, 2008 to December 19, 2008 at a rate of Rand 11.5695 per $1.00, based on a spot rate of Rand 11.3867 per $1.00.

•	Extended on October 31, 2008 to December 19, 2008 at a rate of Rand 9.6600 per $1.00 based on a spot rate of Rand 9.5420 per $1.00.

•	Extended on November 7, 2008 to December 19, 2008 at a rate of Rand 9.9395 per $1.00 based on a spot rate of Rand 9.8262 per $1.00.

•	Extended on November 14, 2008 to December 19, 2008 at a rate of Rand 10.5575 per $1.00 based on a spot rate of Rand 10.4500 per $1.00.

In October 2008, the Australian operations entered into a number of forward exchange contracts to sell $70.0 million of expected gold revenue proceeds. The forward sale was concluded at an average forward rate of A$0.7088 per $1.00, with fortnightly deliveries of $14.0 million starting October 22, 2008, until December 17, 2008. The forward exchange contract due on October 22, 2008, was closed out at a loss of U.S.$0.1 million. The forward cover of $14.0 million for November 5, 2008 was extended to December 19, 2008 at a rate of A$0.6732 per $1.00 based on a spot rate of A$0.6750 per $1.00.

On October 13, 2008, the South Deep operation entered into a forward exchange contract to sell $15.0 million of expected insurance proceeds. The average rate to October 21, 2008 was Rand 9.1885 per $1.00. The contract was closed out on receipt of the insurance proceeds.

On October 28, 2008, GFIMSA entered into an additional forward exchange contract to sell $15.0 million of expected gold revenue proceeds. The average rate to December 19, 2008 was Rand 10.6470 per $1.00, based on a spot rate of Rand 10.5100 per $1.00.

On October 29, 2008, the Australian operations entered into an additional forward exchange contract to sell $14.0 million of expected gold revenue proceeds. The average rate to December 19, 2008 A$0.6450 per $1.00, based on a spot rate of A$0.6600 per $1.00.

Realized gains on financial instruments are disclosed in detail under “Operating Review and Prospects—Results of Operations—Realized (loss)/gain on financial instruments.”

Foreign Currency Contract Position

As of June 30, 2008, Gold Fields’ foreign currency contract position was as follows:

2008
$/R forward exchange contracts:
Volume ($ million)	318.0
$ per R1.00	0.1274

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

A sensitivity analysis of the mark-to-market valuations of Gold Fields’ foreign currency contracts as of June 30, 2008 is set forth below.

South African Rand Instruments

	$/R(1) exchange rate as of June 30, 2008
Sensitivity to $/R exchange rates	-10.0%	-7.5%	-5.0%	Spot	(2)	+5.0%	+7.5%	+10.0%
Mark-to-market forwards ($ million)	38.8	30.8	22.9	6.9		(8.9)	(16.9)	(24.8)

Notes:

(1)	“+” and “-” designate the strengthening and weakening of the Rand against the U.S. dollar.

(2)	Spot rate: $0.1250 = R1.00.

	Weighted average Rand interest rate as of June 30, 2008
Sensitivity to Rand interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market forwards ($ million)	6.8	6.9	6.9	6.9		7.0	7.1	7.1

Note:

(1)	Spot Rand interest rate: 11.69%

	Weighted average U.S. dollar interest rate as of June 30, 2008
Sensitivity to U.S. dollar interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market forwards ($ million)	7.1	7.1	7.0	6.9		6.9	6.9	6.8

Note:

(1)	Spot U.S. dollar interest rate: 2.69%

Commodity Price Sensitivity

General

Gold

The market price of gold has a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’ ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations” and “Operating and Financial Review and Prospects—Revenues.” The aggregate effect of these factors on the gold price, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

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

See “Information on the Company—Strategy—Hedging.”

To the extent that it enters into commodity hedging arrangements, Gold Fields seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or a related party of, Gold Fields.

Oil

Generally Gold Fields does not enter into derivatives or other hedging arrangements to establish a price in advance for future oil consumption. However, where oil prices are expected to increase in the short to medium term, Gold Fields may consider hedging the oil price in order to protect itself against the adverse cost effects of a material increase in the oil price.

Commodity Price Hedging Experience

Gold

As part of the acquisition of Western Areas, Gold Fields acquired Western Areas’ gold derivative structure, which consisted of put and call options as well as deferred premium. The Western Areas Limited gold derivative structure was closed out on January 24, 2007, by purchasing 1.005 million ounces of gold, which was the net delta of the structure, at a total cost of $527.8 million, net of maturities scheduled for the end of January 2007, for settlement January 30, 2007.

Oil

On June 8, 2005 Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, purchased an Asian-style IPE gasoil call option for one year (June 8, 2005 to May 31, 2006) at a strike price of $0.45 per liter for a total of 51.6 million liters, of which two thirds was for Gold Fields Ghana and one-third was for Abosso. The call option resulted in a premium of $1.16 million, paid upfront, at a swap price of $0.46 per liter.

On July 3, 2006, Gold Fields Ghana and Abosso purchased a one-year Asian-style IPE Gasoil call option at a strike price of $0.5716 per liter for a total of 58.8 million liters, of which 42.0 million liters was for Gold Fields Ghana and 16.8 million was for Abosso. The call option resulted in a premium of $2.5 million, paid upfront.

On June 28, 2007, Gold Fields Ghana Holdings (BVI) Limited, or Gold Fields Ghana Holdings, purchased a three-month Asian-style IPE gasoil call option at a strike price of $0.56 per liter for a total of 15.0 million liters, of which 10.5 million liters was for Gold Fields Ghana and 4.5 million liters was for Abosso. The call option resulted in a premium of $0.3 million paid upfront.

On August 22, 2007, Gold Fields Ghana Holdings purchased a three-month Asian-style IPE gasoil call option at a strike price of $0.56 per liter for a total of 15.0 million liters, of which 10.5 million liters was for Gold Fields Ghana and 4.5 million liters was for Abosso. The call option resulted in a premium of $0.4 million paid upfront.

On June 25, 2008, after the Company closed its accounts for fiscal 2008, Gold Fields Ghana Holdings purchased a one year Asian style ICE Gasoil call option in respect of 30 million liters of diesel for the period July 1, 2008 to June 30, 2009 at a strike price of $1.09 per liter. The call option resulted in a premium of $2.5 million paid upfront.

On June 27, 2008, Gold Fields Ghana Holdings purchased a further one year Asian style ICE Gasoil call option in respect of 30 million liters of diesel for the period July 1, 2008 to June 30, 2009 at a strike price of $1.11 per liter. The call option resulted in a premium of $3.3 million paid upfront.

On July 21, 2008, Gold Fields Australia (Pty) Ltd purchased a one year Asian Style Singapore 0.5% Gasoil call option in respect of 30 million liters of diesel for the period August 1, 2008 to July 31, 2009 at a strike price of $1.095 per liter. The call option resulted in a premium of $2.85 million paid upfront.

On August 21, 2008, Gold Fields Ghana Holdings purchased a further two month Asian style ICE Gasoil call option in respect of 10 million liters of diesel for the period July 1, 2009 to August 31, 2009 at a strike price of $0.98 per liter. The call option resulted in a premium of $1.0 million paid upfront.

On September 18, 2008, Gold Fields Ghana Holdings purchased a further six month Asian style ICE Gasoil call option in respect of 36 million liters of diesel for the period September 1, 2009 to February 28, 2010 at a strike price of $0.90 per liter. The call option resulted in a premium of $3.6 million paid upfront.

On September 18, 2008, Gold Fields Australia (Pty) Ltd purchased a further six month Asian Style Singapore 0.5% Gasoil call option in respect of 17.5 million liters of diesel for the period August 1, 2009 to February 28, 2010 at a strike price of $0.91 per liter. The call option resulted in a premium of $1.6 million paid upfront.

Commodity Price Contract Position

Oil

As of the end of fiscal 2008, Gold Fields did not have any commodity price hedging contracts outstanding.

Interest Rate Sensitivity

General

As of June 30, 2008, Gold Fields’ long-term indebtedness amounted to $1,327.7 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances as in the case of the Mvelaphanda Transaction. Under the Mvela Loan, GFI Mining South Africa Limited, or GFIMSA, pays Mvela Gold interest, semi-annually and at a fixed rate of 10.56% per annum, on $591.3 million (R4,139.0 million). In May 2007, GFIMSA, Orogen and Western Areas obtained the $750 million RC Facility consisting of a $250 million 364-day revolving tranche (Facility A) and a $500 million five-year revolving tranche (Facility B). See “Operating and Financial Review and Prospects—Liquidity and Capital Resource—Credit Facilities—Split-tenor Revolving Credit Facility.” On May 21, 2007, Orogen drew down $168 million and Western Areas drew down $50.8 million under Facility A to refinance the $168 million drawn down under the $250 million three-year syndicated term loan originally utilized to fund the Bolivar Gold acquisition in Venezuela and $50.8 million borrowed under the GFIMSA Facility which was originally utilized to retire part of the Western Areas gold derivative structure. On the same date, Western Areas borrowed $500 million under Facility B to refinance that portion of the GFIMSA Facility that was originally utilized to retire the remainder of the Western Areas gold derivative structure and to refinance certain existing working capital loans. On September 25, 2007, Orogen drew down a further $31.1 million under Facility A. On December 6, 2007, Gold Fields utilized the proceeds from the sale of its Essakane exploration project in Burkino Faso and its Choco 10 mine in Venezuela to repay Facility A in its entirety ($250.0 million) and partly repay Facility B ($10.0 million).

On December 31, 2007, Gold Fields utilized the proceeds from the issue of non-convertible preference shares to further repay Facility B by $172.0 million as detailed below, leaving an outstanding balance of

U.S.$318.0 million at that date. Subsequent to this, Orogen drew down a total of $73.0 million under Facility A on various dates. On April 25, 2008 Gold Fields Operations drew down $177.0 million under Facility A to partly repay the remaining balance under Facility B which entitled Gold Fields to exercise the term out option under Facility A and convert Facility A into a term loan. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities—Split-tenor Revolving Credit Facility.” Subsequent to the term out option being exercised, Orogen drew down a further $121.0 million under Facility B and on September 17, 2008, Orogen drew down another $30.0 million.

At June 30, 2008, the amounts outstanding under Facility A and Facility B were $250.0 million and $262.0 million, respectively. Loans under Facility A bear interest at LIBOR plus a margin of 0.25% per annum while the loan under Facility B bears interest at LIBOR plus a margin of 0.30% per annum.

As of June 30, 2008, Gold Fields La Cima S.A. had drawn down the full $150.0 million under the $150 million project finance facility entered into on November 14, 2006. The loan bears interest at LIBOR plus a margin of 0.45% per annum up to the financial completion date as defined in the agreement.

On December 24, 2007, Gold Fields issued Rand 1,200 million ($172.0 million at the exchange rate in effect on the date of issuance) million of non-convertible redeemable preference shares to Rand Merchant Bank, a division of First Rand Bank Limited. The dividend rate payable is a floating rate that increases from 22% up to 61% of the South African prime lending rate quoted by FirstRand Bank Limited, or the Prime Rate, over the life of the Preference Shares. In certain circumstances, the dividend rate increases to 61% of the Prime Rate in the event the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. See “Operating and Financial Review and Prospects—Credit Facilities—Preference Shares” and “Additional Information—Material Contracts—Preference Share Subscription Agreement. On October 10, 2008, Rand 600 million of the R1,200 million preference shares was repaid with an attributable dividend of R23.2 million ($63.5 million of principal and $2.5 million of dividend at the exchange rate in effect on that date).

On August 21, 2007, GFIMSA entered into a Rand 500 million ($68.8 million) 364-day revolving credit facility, or the ABSA 1 Facility, with ABSA Capital, a division of ABSA Bank Limited. The ABSA 1 Facility was used for general corporate purposes and bore interest at Johannesburg Interbank Agreed Rate, or JIBAR, plus a margin of 0.70% per annum. Borrowings under the ABSA 1 Facility were guaranteed by Gold Fields Limited. The ABSA 1 Facility expired on August 19, 2008. On September 22, 2008, this facility was renegotiated as a short term facility expiring on October 21, 2008. With effect from November 11, 2008, this facility was renegotiated as a 364-day facility, expiring on November 10, 2009. This facility bears interest at JIBAR plus a margin of 1.20% per annum. As of the date of this annual report, nothing has been drawn down under the renegotiated facility.

On January 31, 2008, GFIMSA, Gold Fields Operations, Orogen and GFL Mining Services Limited entered into a Rand 1.0 billion ($137.6 million) 364-day revolving credit facility, or the ABSA 2 Facility, with ABSA Capital. The ABSA 2 Facility is to be used for capital expenditure in respect of gold mining projects and general corporate and working capital requirements. Borrowings under the ABSA 2 Facility are guaranteed by Gold Fields Limited, Gold Fields Holdings, Gold Fields Operations, Orogen and GFIMSA and bears interest at JIBAR plus 0.70% per annum. Gold Fields will pay a quarterly commitment fee of 0.15% per annum on any undrawn amounts under the ABSA 2 Facility.

During fiscal 2008, Gold Fields utilized the ABSA 1 Facility and the ABSA 2 Facility together with certain other uncommitted loan facilities to fund the capital expenditure and working capital requirements of the South African operations. The total of Rand 1,260.2 million ($173.3 million) borrowed under the combination of these loan facilities was repaid in total during fiscal 2008. Subsequent to year end Rand 500 million was drawn down on the ABSA 1 Facility and fully repaid on August 19, 2008. Also subsequent to year end Rand 1,000 million was drawn down on the ABSA 2 Facility. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”

Also during fiscal 2008, Gold Fields made both borrowings and repayments under a number of uncommitted credit facilities with local South African banks. These borrowings bore interest at a mixture of rates based on both JIBAR and the South African prime interest rate.

Interest Rate Hedging Experience

In connection with the Mvela Loan, GFIMSA entered into two interest rate swaps. These swaps were closed out on June 30, 2005 so that Gold Fields currently pays interest on the Mvela Loan at the fixed rate set forth above. Gold Fields realized mark-to-market gain on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $0.8 million was accounted for in fiscal 2005, $9.2 million was recognized in fiscal 2006, $8.2 million was recognized in fiscal 2007, $8.1 million was recognized in fiscal 2008 and the balance of $9.9 million will be accounted for in fiscal 2009. Of the $14.8 million in interest rate credits, $12.9 million was accounted for in fiscal 2005 and the balance of $1.9 million was accounted for in fiscal 2004.

Interest Rate Sensitivity Analysis

The portion of Gold Fields interest bearing debt outstanding as of June 30, 2008 that was exposed to interest rate fluctuations was $811.8 million. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period. The remainder of the debt is either short term (less than 3 months total tenor) or bears interest at a fixed rate.

$660.5 million of the total debt was exposed to changes in LIBOR while $151.3 million was exposed to the Prime Rate and JIBAR. The relevant interest rates for each facility are described above. The following table indicates the change to finance expense had LIBOR and the Prime Rate differed as indicated.

	Change in interest expense for LIBOR, Prime Rate and JIBAR changes as of June 30, 2008
Sensitivity to interest rates	(1.5)%	(1.0)%	(0.5)%	+0.5%	+1.0%	+1.5%
Sensitivity to LIBOR interest rate ($ million)	(7.2)	(4.8)	(2.4)	2.4	4.8	7.2
Sensitivity to Prime and JIBAR ($ million)	(1.6)	(1.1)	(0.5)	0.5	1.1	1.6

Change in finance expense ($ million)	(8.8)	(5.9)	(2.9)	2.9	5.9	8.8

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2008, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of June 30, 2008. In making this assessment, Gold Fields’ management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Gold Fields’ management concluded that, as of June 30, 2008, its internal control over financial reporting is effective based upon those criteria.

PricewaterhouseCoopers Inc, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the effectiveness of Gold Fields’ internal control over financial reporting as of June 30, 2008.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of PricewaterhouseCoopers Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2008 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Inc., or PwC, has served as Gold Fields’ principal accountant for the fiscal years ended June 30, 2007 and 2008. Set forth below are the fees for audit and other services rendered by PwC for the fiscal years ended June 30, 2007 and 2008.

	Year ended June 30, 2007	Year ended June 30, 2008
	(R millions)
Audit fees	19.3	22.9
Audit-related fees	0.7	—
Tax fees	1.5	0.3
All other fees	0.7	0.7

Total	22.2	23.9

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS

Gold Fields did not make purchases of its equity securities during fiscal 2008 or to date in fiscal 2009.

PART III

ITEM 17: FINANCIAL STATEMENTS

Gold Fields has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Association of Gold Fields (included in Exhibit 1.1)

2.2	Articles of Association of Gold Fields (included in Exhibit 1.2)

2.3	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002.)

2.4	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Exhibit 2.5 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.)

2.6	Excerpts of relevant provisions of the JSE Limited listing requirements (incorporated by reference to Exhibit 2.6 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.)

2.7	Amended Articles of Association of Gold Fields (included in Exhibit 1.3)

4.1	The GF Non-Executive Director Share Plan, adopted October 31, 2001 (incorporated by reference to Exhibit 4.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.)

4.2	The GF Management Incentive Scheme, adopted November 10, 1999 (incorporated by reference to Exhibit 4.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.)

4.3	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002 (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.4	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001 (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

No.	Exhibit
4.5	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.6	Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated July 25, 2003 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003)

4.7	Addendum Number 1 to the Reorganization Agreement between Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited, Kloof Gold Mining Company Limited, GFL Mining Services Limited, Gold Fields Limited and Newshelf 706 Limited, dated February 12, 2004 (incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.8	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003 (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003)

4.9	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003)

4.10	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Proprietary Limited and Gold Fields Guernsey Limited, dated December 11, 2003 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003)

4.11	Addendum to GFI-SA Loan Agreement among Gold Fields, Mvela Gold, Gold Fields Australia, Gold Fields Guernsey Limited and GFI-SA, dated February 13, 2004 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.12	PIC Put Option Agreement between Public Investment Corporation, GFL Mining Services Limited and Gold Fields Limited, dated February 13, 2004 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.13	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated November 17, 2004 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.14	Second Addendum to GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited (acting through its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated November 17, 2004 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

No.	Exhibit
4.15	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.16	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.17	Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa Limited, and Mvelaphanda Gold (Proprietary) Limited, dated July 17, 2006 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.18	Acquisition and Framework Agreement between North American Palladium Limited, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy, dated March 24, 2006, as amended on May 12, 2006 (incorporated by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.19	Service Agreement between Gold Fields Arctic Platinum Oy, North American Palladium Limited and North American Palladium Arctic Services Oy, dated March 24, 2006 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.20	U.S.$250,000,000 Facility Agreement between Orogen Holding (BVI) Limited, Gold Fields Limited, GFI Mining South Africa (Proprietary) Limited, Gold Fields Holdings Company (BVI) Limited, Barclays Capital, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated March 3, 2006 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.21	Share Purchase Agreement between PDG Aureate Limited, Barrick Gold Corporation and Gold Fields Limited, dated September 11, 2006 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.22	Agreement between Gold Fields Limited, JCI Limited, JCI Investment Finance (Proprietary) Limited and JCI Gold Limited, dated September 11, 2006 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.23	U.S.$150,000,000 Facility Agreement between Gold Fields La Cima S.A., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and Financial Institutions (as defined in the Facility), dated November 14, 2006 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.24	U.S.$1,800,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, The Subsidiaries (as defined in the Facility), Citibank, N.A. London Branch, J.P. Morgan Plc, Financial Institutions (as defined in the Facility) and J.P. Morgan Europe Limited, dated November 24, 2006 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

No.	Exhibit
4.25	Third Addendum to GFI-SA Loan Agreement among Mvelaphanda Gold (Proprietary) Limited, First Rand Bank Limited (acting through its Rand Merchant Bank Division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Holdings Company (BVI) Limited, dated August 24, 2007 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.26	Agreement between Mvela Holdings (Proprietary Limited), Mvelaphanda Resources Limited, The Phalali Investment Trust, Newshelf 848 (Proprietary) Limited, Newshelf 849 (Proprietary) Limited, P L Zim and Afripalm Resources (Proprietary) Limited, dated March 30, 2007 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.27	Agreement between Mvela Holdings (Proprietary Limited), Mvelaphanda Resources Limited, The Phalali Investment Trust, Newshelf 848 (Proprietary) Limited, Newshelf 849 (Proprietary) Limited, P L Zim and Afripalm Resources (Proprietary) Limited, dated April 26, 2007 (incorporated by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.28	U.S.$750,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, Gold Fields Orogen Holding (BVI) Limited, Western Areas Limited, ABN AMRO Bank N.V., Barclays Capital and Barclays Bank plc, dated May 16, 2007 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.29	Rand 500,000,000 Facility Agreement between Absa Capital (a division of Absa Bank Limited) and GFI Mining South Africa (Proprietary) Limited, dated August 21, 2007 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.30	Combination Agreement between Rusoro Mining Ltd. and Gold Fields Netherlands B.V., dated October 11, 2007 and effective October 12, 2007 (incorporated by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.31	Share Purchase Agreement between Gold Fields Orogen Holding (BVI) Limited, Gold Fields Essakane (BVI) Limited, Orezone Essakane (BVI) Limited and Orezone Resources Inc., dated October 10, 2007 and effective October 11, 2007 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.32	Agreement between Nicholas J. Holland and GFL Mining Services Limited, dated September 7, 2007 and effective March 1, 2007 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.33	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007 (incorporated by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.34	Agreement between Ian D. Cockerill and Gold Fields Orogen Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007 (incorporated by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

No.	Exhibit
4.35	Agreement between Nicholas J. Holland and Gold Fields Orogen Holdings (BVI) Limited, dated September 7, 2007 and effective March 1, 2007 (incorporated by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.36	Preference Share Subscription Agreement entered into between Firstrand Bank Limited (acting through its Rand Merchant Bank division) and Gold Fields Limited, dated December 24, 2007

4.37	Rand 1,000,000,000 Facility Agreement between ABSA Bank Limited (acting through its ABSA Capital division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Orogen Holding (BVI) Limited, GFL Mining Services Limited, Gold Fields Operations Limited, Gold Fields Holding (BVI) Limited and Gold Fields Limited, dated January 31, 2008

4.38	Memorandum of Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa (Proprietary) Limited and Mvelaphanda Gold (Proprietary) Limited, dated March 17, 2008

4.39	Agreement between Gold Fields Limited, Mvelaphanda Holdings (Proprietary) Limited, Mvelaphanda Resources Limited, Mvelaphanda Gold (Proprietary) Limited, FirstRand Bank Limited (as agent for Micawber 325 (Proprietary) Limited), Gold Fields Holdings Company (BVI) Limited, GFL Mining Services Limited, GFI Mining South Africa (Proprietary) Limited, Newshelf 849 (Proprietary) Limited, Atripalm Resources (Proprietary) Limited, Public Investment Corporation Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank and FNB Corporate Divisions) dated March 27, 2008

4.40	Placement Agreement between Sino Gold Mining Limited and Gold Fields Australasia (BVI) Ltd., dated May 19, 2008

4.41	Rand 500,000,000 Facility Agreement between ABSA Capital (a division of Absa Bank Limited) and GFI Mining South Africa (Proprietary) Limited, dated September 22, 2008

4.42	Rand 500,000,000 Facility Agreement between Absa Bank Limited (acting through its Absa Capital division), GFI Mining South Africa (Proprietary) Limited and Gold Fields Limited, dated October 21, 2008

4.43	Agreement between Terence P. Goodlace and GFL Mining Services Limited, dated March 19, 2007 and effective April 1, 2007

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Acting Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Acting Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ NICHOLAS J. HOLLAND
Name:	Nicholas J. Holland
Title:	Chief Executive Officer

Date: November 17, 2008

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Gold Fields Limited and its subsidiaries at June 30, 2008 and June 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

November 17, 2008

Gold Fields Limited

Consolidated Statements of Operations

For the years ended June 30,

($ in millions unless otherwise noted)

	2008	2007	2006
	$’m	$’m	$’m
REVENUES
Product sales	3,206.2	2,735.2	2,282.0

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,996.1	1,707.7	1,499.9
Depreciation and amortization	400.5	388.2	353.3
Corporate expenditure	41.0	38.4	21.9
Employee termination costs	16.2	4.9	9.1
Exploration expenditure	39.8	47.4	39.3
Impairment of assets	11.4	—	—
Profit on disposal of property, plant and equipment	(4.6)	(7.4)	(3.7)
Shaft closure costs	3.3	—	—
(Decrease)/increase in provision for post-retirement health care costs	(0.7)	1.3	(0.5)
Accretion expense on provision for environmental rehabilitation	12.0	6.4	8.6
Share-based compensation	20.7	12.5	11.5

	2,535.7	2,199.4	1,939.4

OTHER INCOME/(EXPENSES)
Interest and dividends	31.2	26.8	26.8
Finance expense	(100.4)	(95.2)	(55.6)
Unrealized gain on financial instruments	—	15.4	14.6
Realized gain/(loss) on financial instruments	19.8	(10.7)	(9.1)
Gain/(loss) on foreign exchange	1.7	(15.1)	—
Profit on disposal of listed investments	3.7	26.8	6.3
Profit on disposal of subsidiaries	208.4	—	—
Other income/(expenses)	5.9	(2.2)	(16.5)

	170.3	(54.2)	(33.5)

INCOME BEFORE TAX, IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE, SHARE OF EQUITY INVESTEES’ (LOSSES)/INCOME AND MINORITY INTERESTS	840.8	481.6	309.1
Income and mining tax expense	(271.2)	(209.3)	(110.6)

INCOME BEFORE IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE, SHARE OF EQUITY INVESTEES’ (LOSSES)/INCOME AND MINORITY INTEREST	569.6	272.3	198.5
Impairment of investment in equity investee	(61.3)	—	—
Share of equity investees’ (losses)/income	(16.0)	0.3	(7.0)
Minority interests	(39.8)	(26.5)	(29.8)

NET INCOME	452.5	246.1	161.7

BASIC EARNINGS PER SHARE ($)	0.69	0.44	0.33
DILUTED EARNINGS PER SHARE ($)	0.69	0.44	0.33
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	652,538,212	558,259,686	492,922,941
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF DILUTED EARNINGS PER SHARE	656,252,205	562,207,148	496,240,970
DIVIDEND PER SHARE ($)	0.22	0.28	0.13

Gold Fields Limited

Consolidated Balance Sheets

As of June 30,

($ in millions unless otherwise noted)

	2008	2007
	$’m	$’m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	253.7	326.4
Financial instruments	6.9	—
Receivables	280.1	297.7
Inventories	152.8	144.9
Materials contained in heap leach pads	74.5	58.1

Total current assets	768.0	827.1

Property, plant and equipment, net	5,423.7	5,576.8
Goodwill	1,092.8	1,222.7
Non-current investments	737.4	401.8

TOTAL ASSETS	8,021.9	8,028.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and provisions	610.3	463.6
Financial instruments	—	10.8
Interest payable	29.2	34.7
Income and mining taxes payable	123.1	72.2
Bank overdraft	2.7	3.3
Current portion of long-term loans	772.9	227.5

Total current liabilities	1,538.2	812.1
Long-term loans	564.2	1,211.8
Deferred income and mining taxes	719.9	879.5
Provision for environmental rehabilitation	216.2	197.2
Provision for post-retirement health care costs	7.9	9.5

Total liabilities	3,046.4	3,110.1

COMMITMENTS AND CONTINGENCIES—see notes 20 and 21
Minority interests	151.4	127.1
SHAREHOLDERS’ EQUITY
Share capital—1,000,000,000 (2007: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued—653,200,682 (2007: 652,158,066)	54.9	54.8
Additional paid-in capital	4,490.4	4,459.8
Retained earnings	521.8	211.8
Accumulated other comprehensive (loss)/income	(243.0)	64.8

Total shareholders’ equity	4,824.1	4,791.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,021.9	8,028.4

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended June 30,

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital $’m	Additional paid-in capital $’m	Retained earnings $’m	Accumulated other comprehensive (loss)/income $’m	Total $’m
BALANCE—JUNE 30, 2005	492,294,226	43.7	1,797.9	24.0	(7.3)	1,858.3
Net income	—	—	—	161.7	—	161.7
Dividends declared	—	—	—	(61.8)	—	(61.8)
Share-based compensation	—	—	11.5	—	—	11.5
Shares repurchased and cancelled	(1,000,000)	(0.1)	(11.6)	—	—	(11.7)
Exercise of employee share options	3,530,497	0.3	29.8	—	—	30.1
Mark-to-market of listed investments	—	—	—	—	52.0	52.0
Realized gain on disposal of listed investments	—	—	—	—	(0.5)	(0.5)
Foreign exchange translation	—	—	—	—	(115.2)	(115.2)

BALANCE—JUNE 30, 2006	494,824,723	43.9	1,827.6	123.9	(71.0)	1,924.4
Net income	—	—	—	246.1	—	246.1
Dividends declared	—	—	—	(158.2)	—	(158.2)
Share-based compensation	—	—	12.5	—	—	12.5
Share issued in connection with capital raising	90,850,000	6.3	1,421.1	—	—	1,427.4
Share issued in connection with the acquisition of subsidiaries	65,098,754	4.5	1,213.3	—	—	1,217.8
Transaction costs relating to issue of shares	—	—	(25.4)	—	—	(25.4)
Exercise of employee share options	1,384,589	0.1	10.7	—	—	10.8
Mark-to-market of listed investments	—	—	—	—	65.8	65.8
Realized gain on disposal of listed investments	—	—	—	—	(23.5)	(23.5)
Foreign exchange translation	—	—	—	—	93.5	93.5

BALANCE—JUNE 30, 2007	652,158,066	54.8	4,459.8	211.8	64.8	4,791.2
Net income	—	—	—	452.5	—	452.5
Dividends declared	—	—	—	(142.5)	—	(142.5)
Share-based compensation	—	—	20.7	—	—	20.7
Exercise of employee share options	1,042,616	0.1	9.9	—	—	10.0
Share of equity investee’s other comprehensive income movements	—	—	—	—	9.6	9.6
Mark-to-market of listed investments	—	—	—	—	43.1	43.1
Realized loss on disposal of listed investments	—	—	—	—	0.9	0.9
Foreign exchange translation	—	—	—	—	(361.4)	(361.4)

BALANCE—JUNE 30, 2008	653,200,682	54.9	4,490.4	521.8	(243.0)	4,824.1

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

For the years ended June 30,

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive (loss)/income for the periods presented:

	Share of equity investee’s other comprehensive income $’m	Mark-to-market of listed investments $’m	Foreign exchange translation $’m	Accumulated other comprehensive (loss)/income $’m
BALANCE—JULY 1, 2005	—	19.1	(26.4)	(7.3)
Mark-to-market of listed investments	—	52.0	—	52.0
Realized gain on disposal of listed investments	—	(0.5)	—	(0.5)
Foreign exchange translation	—	—	(115.2)	(115.2)

BALANCE—JUNE 30, 2006	—	70.6	(141.6)	(71.0)
Mark-to-market of listed investments	—	65.8	—	65.8
Realized gain on disposal of listed investments	—	(23.5)	—	(23.5)
Foreign exchange translation	—	—	93.5	93.5

BALANCE—JUNE 30, 2007	—	112.9	(48.1)	64.8
Share of equity investee’s other comprehensive income movements	9.6	—	—	9.6
Mark-to-market of listed investments	—	43.1	—	43.1
Realized loss on disposal of listed investments	—	0.9	—	0.9
Foreign exchange translation	—	—	(361.4)	(361.4)

BALANCE—JUNE 30, 2008	9.6	156.9	(409.5)	(243.0)

Gold Fields Limited

Consolidated Statements of Comprehensive Income

For the years ended June 30,

($ in millions unless otherwise noted)

	2008	2007	2006
	$’m	$’m	$’m
Net income	452.5	246.1	161.7
Other comprehensive (loss)/income
Share of equity investee’s other comprehensive income movements	9.6	—	—
Mark-to market adjustment of listed investments held	43.1	65.8	52.0
Realized gain on disposal of listed investments	0.9	(23.5)	(0.5)
Foreign currency translation adjustment	(361.4)	93.5	(115.2)

Other comprehensive (loss)/income	(307.8)	135.8	(63.7)

Comprehensive income	144.7	381.9	98.0

Gold Fields Limited

Consolidated Statements of Cash Flows

For the years ended June 30,

($ in millions unless otherwise noted)

	2008	2007	2006
	$’m	$’m	$’m
CASH FLOWS FROM OPERATIONS
Net income	452.5	246.1	161.7
Reconciled to net cash provided by operations:
Minority interests	39.8	26.5	29.8
Share of equity investees’ income/(losses)	16.0	(0.3)	7.0
Impairment of investment in equity investee	61.3	—	—
Income and mining tax expense	271.2	209.3	110.6
Impairment of assets	11.4	—	—
Profit on disposal of listed investments	(3.7)	(26.8)	(6.3)
Profit on disposal of subsidiaries	(208.4)	—	—
Shaft closure costs	3.3	—	—
Depreciation and amortization	400.5	388.2	353.3
Profit on disposal of property, plant and equipment	(4.6)	(7.4)	(3.7)
Share-based compensation	20.7	12.5	11.5
Unrealized gain on financial instruments	—	(15.4)	(14.6)
Accretion expense on provision for environmental rehabilitation	12.0	6.4	8.6
(Decrease)/increase in provision for post-retirement health care costs	(0.7)	1.3	(0.5)
Payment against post-retirement health care provision	(0.4)	(0.3)	(0.3)
Settlement of Western Areas derivative structure	—	(534.6)	—
Finance expense capitalized	(42.1)	(16.7)	(1.7)
Other	(34.3)	13.9	9.6
Changes in operating assets and liabilities:
Receivables	(24.0)	176.8	(60.6)
Inventories and heap leach pads	(34.0)	(31.1)	(24.1)
Accounts payable and provisions	106.0	(143.9)	61.6
Income and mining taxes paid	(143.5)	(99.3)	(54.8)

NET CASH PROVIDED BY OPERATIONS	899.0	205.2	587.1

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,154.4)	(797.0)	(377.1)
Proceeds on disposal of property, plant and equipment	5.8	8.8	6.3
Purchase of listed investments	(134.5)	(68.1)	(163.5)
Proceeds on sale of listed investments	13.7	45.3	2.8
Proceeds on disposal of subsidiaries	310.9	—	—
Acquisition of subsidiaries, net of cash acquired	—	(1,240.9)	(415.6)
Investment in environmental trust fund	(11.6)	(14.6)	(11.0)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(970.1)	(2,066.5)	(958.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	603.4	2,637.5	158.0
Long and short-term loans repaid	(586.5)	(1,950.5)	—
(Repayment)/utilization of bank overdraft	(0.6)	3.3	—
Decrease in minority funding	—	(11.5)	(23.0)
Dividends paid to Company shareholders	(142.5)	(158.2)	(61.8)
Dividends paid to minority shareholders	—	(1.5)	(13.0)
Proceeds from rights issue—Cerro Corona	96.0	—	—
Ordinary shares repurchased and cancelled	—	—	(11.7)
Ordinary shares issued	10.0	1,412.8	30.1

NET CASH (UTILIZED IN)/PROVIDED BY FINANCING ACTIVITIES	(20.2)	1,931.9	78.6

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	18.6	38.1	6.4

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(72.7)	108.7	(286.0)

CASH AND CASH EQUIVALENTS—JULY 1	326.4	217.7	503.7

CASH AND CASH EQUIVALENTS—JUNE 30	253.7	326.4	217.7

The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of certain listed investments. See notes 3 and 12.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

1	GENERAL

Gold Fields Limited (formerly Driefontein Consolidated Limited (“Driefontein”), the “Company” or the “Group”) was originally incorporated in South Africa and listed on the JSE Securities Exchange S.A. (“JSE”) during 1968 as East Driefontein Gold Mining Company Limited. Following a merger with West Driefontein Gold Mining Company Limited, it was renamed Driefontein on June 15, 1981. On May 10, 1999, Driefontein completed a business combination, with another South African company listed on the JSE, Gold Fields Limited (“Old Gold Fields”). Old Gold Fields evolved through a series of transactions in 1998, whereby it acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included publicly traded gold mining companies, mineral rights and service agreements. Driefontein, the surviving entity, was renamed Gold Fields Limited, and Old Gold Fields was renamed GFL Mining Services Limited, effective from that date. The Group is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Group’s principal product, is currently produced in South Africa, Ghana and Australia and sold in South Africa and internationally. Starting in the financial year ending June 30, 2009, the Group will also produce copper/gold concentrate in Peru, which will be sold internationally.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”) requires the Group’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

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

The following are accounting policies used by the Group which have been consistently applied for all periods presented:

(b)

CONSOLIDATION: The Group’s financial statements include the financial statements of the Group, and its subsidiaries, and its investments in associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated from the date that the Company was deemed to have become the primary beneficiary. The results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

statements as from the effective dates of disposal. Investments in companies which the Company does not control, but where it has the ability to exercise significant influence over their operating and financial policies, are accounted for by the equity method.

Inter-company transactions and balances are eliminated on consolidation.

Any excess between the purchase price and the fair value of the attributable net assets of subsidiaries and associates at the date of acquisition is capitalized as goodwill and not amortized.

Goodwill is not amortized; however it is subject to an annual assessment for impairment. The Company evaluates the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the estimated fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its estimated fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to earnings. The Company’s fair value estimates are based on numerous assumptions and it is possible that actual fair value will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

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

(iii)	FUNCTIONAL CURRENCY: The functional currency of the Group’s South African operations is the South African Rand, of its Australian operations is the Australian dollar, of its Ghanaian operations and the Cerro Corona project in Peru is the U.S. dollar and of its Venezuelan operation was the Venezuelan Bolivar. The translation differences arising as a result of converting the South African Rand, the Australian dollar and Venezuelan Bolivar to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of shareholders’ equity.

(d)	PROPERTY, PLANT AND EQUIPMENT

(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

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

At the Group’s underground mines, the Group capitalizes all underground development costs to access specific ore blocks or other areas of the mine where such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine. All costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At the Group’s underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

If there are indications that an impairment may have occurred, the Group prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes and reflect:

•	Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

•	Expected gold prices and currency exchange rates (considering historical and current prices, price trends and related factors);

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

(f)	NON-CURRENT INVESTMENTS: Non-current investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity; (ii) investments in unlisted companies which are carried at their original costs as the directors believe that the original cost is not materially different from the fair value; (iii) monies in environmental trust funds; and (iv) equity method investments. Realized gains and losses are included in the determination of net income or loss.

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

Stockpiles: Stockpiles represent coarse ore that has been extracted from the mine that is available for further processing. Stockpiles are measured by estimating the number of tons (via truck counts and/or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to mining operations. Value is added to a stockpile based on the current mining cost per tons plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.

Mineral rights: Mineral rights not linked to any specific operation are valued at the lower of cost and net realizable value.

(i)	FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, investments, receivables, derivative financial instruments, accounts payable and accrued liabilities. The particular recognition method for each financial instrument item is disclosed in its respective significant accounting policy description.

(j)	HEDGING: The Group account for its hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS No. 133”), as amended by Statements of Financial Accounting Standards 137, 138 and 149.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(k)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

(l)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

(m)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(n)	REHABILITATION COSTS: SFAS No. 143, Accounting for asset retirement obligations (“SFAS No. 143”) applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Group records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Group correspondingly capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased (accretion) to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Group will record a gain or loss if the actual cost incurred differs from the liability recorded.

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(o)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(p)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: In South Africa, the Group operates a defined benefit pension plan and defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Group.

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

These funds are governed by the South African Pension Fund Act of 1956 (as amended).

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

(iii)	SHARE-BASED COMPENSATION PLANS: Compensation costs recognized in fiscal years 2008, 2007 and 2006 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (“FAS 123”), and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R), Share Based Payment.

Prior to July 1, 2005, the Group accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related Interpretations, as permitted by FAS 123. In accordance with APB 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant other than on occasions where the term of the share option vesting schedules are modified or accelerated.

(q)	REVENUE RECOGNITION: Revenue arising from gold and by-product sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable. Sales revenue excludes value-added tax but includes the net profit and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts.

(r)	DIVIDEND INCOME: Dividends are recognized when the right to receive payment is established.

(s)	INTEREST INCOME: Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(t)	DIVIDENDS DECLARED: Dividends proposed and the related taxation thereon are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(u)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana, Australia, Peru and Venezuela up to the date of disposal of the Venezuelan assets. The business segments comprise geographical operations based on locations and operating units.

(v)	EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(w)

RECENT ACCOUNTING PRONOUNCEMENTS: In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, it emphasizes

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

that fair value is a market-based measurement (i.e. fair value should be based on the assumptions market participants would use when pricing the asset or liability, not an entity specific measurement). In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. This statement is effective for the Group from July 1, 2008. The Company does not expect the adoption of FAS 157 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115” (“SFAS 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Application of the provisions of SFAS 159 is optional and the provisions can be elected on an instrument by instrument basis. SFAS 159 is effective for the Group beginning July 1, 2008. The Company is currently evaluating the impact of SFAS 159 on its financial position and results of operations.

In June 2007, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF Issue 06-11”). EITF Issue 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classified nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue 06-11 is to be applied prospectively for tax benefits on dividends declared in the Group’s fiscal years beginning July 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on its financial position and results of operations.

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”), which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Group beginning July 1, 2009 and is to be applied prospectively. The Company is currently evaluating the potential impact of adopting this statement on its financial position and results of operations.

In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”), which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for the Group beginning July 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on its financial position and results of operations.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities with the aim of improving transparency of financial reporting. The provisions of FAS 161 are effective for the Group beginning July 1, 2009. The Company does not expect the adoption of FAS 161 to have a material impact on its consolidated financial statements.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In April 2008, the FASB published FSP No. FAS 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). The FSP reflects the FASB’s recognition of potential inconsistencies in the useful life of intangible assets recognized under SFAS No. 142 “Intangible Assets” and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations.” The FSP allows an entity to use its own assumptions about renewal or extension of an arrangement even when there is likely to be substantial cost or material modifications associated with such terms in determining the appropriate useful life for intangible assets. The provisions of FSP FAS 142-3 are effective for the Group beginning July 1, 2009. The Company does not expect the adoption of FSP FAS 142-3 to have a material impact on its consolidated financial statements.

In May 2008, the FASB published FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (that is, the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 is effective for the Group beginning July 1, 2009. The Company does not expect the adoption of FSP APB 14-1 to have a material impact on its consolidated financial statements.

3	ACQUISITION AND DISPOSAL OF BUSINESSES

(a) Disposal of Choco 10

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Limited (“Rusoro”), for a total consideration of $413.0 million comprising $180.0 million in cash and 140 million newly-issued Rusoro shares with a value of $233.0 million, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro. The Group ceased to account for the Venezuelan assets as of November 30, 2007.

The Group realized a profit of $17.3 million on the sale of the Venezuelan assets, which has been included in profit on sale of subsidiaries in the consolidated statement of operations. Due to the retention of the ongoing interest in Rusoro which is sufficient to enable the Group to exert significant influence, the Group has not classified the results of operations and cash flows of Choco 10 as discontinued.

(b) Sale of Essakane project

On October 11, 2007, Gold Fields reached an agreement to sell its 60% stake in the Essakane project to Orezone Resources Inc. (“Orezone”). The transaction closed on November 26, 2007. Orezone paid Gold Fields

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

$152.0 million in cash and issued 41,666,667 common shares, having an aggregate subscription price of $48.0 million, to Gold Fields’ wholly-owned subsidiary Gold Fields Essakane (BVI) Limited. Following the disposal, Gold Fields owned 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares.

The Group realized a profit of $191.1 million on the sale of the Essakane project, which has been included in profit on sale of subsidiaries in the consolidated statement of operations.

(c) Acquisition of South Deep

On September 11, 2006, the Company announced that it had reached an agreement with Barrick Gold Corporation Limited (“Barrick”) to acquire the entire issued share capital of Barrick Gold South Africa (Proprietary) Limited (“BGSA”), which held a 50% interest in the Barrick Gold—Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas Limited (“WAL”) each held an interest of 50%. The Barrick Gold—Western Areas Joint Venture owned the developing South Deep gold mine (“South Deep”) adjacent to the Group’s Kloof gold mine, located in the Witwatersrand basin near Johannesburg. As a result of Gold Fields acquiring 100% of the issued share capital of BGSA, South Deep was fully consolidated as from December 1, 2006. On December 1, 2006, the Group already owned 40.9% in WAL shares, which increased to 73% on December 8, 2006 (see below). The interest in WAL that the Group did not already own, was accounted for as a minority interest.

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

2007
$’m
Purchase consideration
- Gold Fields shares issued to Barrick(1)	324.0
- cash paid to Barrick	801.8
- insurance claim refund due to Barrick	24.2
- Gold Fields shares issued to WAL shareholders(2)	893.8
- direct cost relating to the acquisition	10.7

Purchase consideration excluding shares in WAL prior to obtaining control	2,054.5
Shares held in WAL prior to obtaining control(3)	133.8

Net investment in South Deep	2,188.3

(1)	The measurement of the share component of the BGSA purchase consideration represents the average market price for the two days prior to and closing date as specified by the sales agreement with Barrick.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(2)	The measurement of the share component of the WAL purchase consideration represents the average closing price for the two days prior to and two days after the public announcement on September 11, 2006 representing the general offer for WAL shareholders.

(3)	The Group’s financial statements in periods prior to obtaining control over WAL were adjusted in fiscal 2006 to reflect this investment under the equity method. See note 12(c).

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

Prior to the acquisition of the South Deep mine by the Group, both BGSA and WAL reported cumulative losses in excess of three years. This has resulted in the Group recognizing a valuation allowance in respect of the approximately $44.1 million in net deferred tax assets (arising on taxable losses and deductable capital expenditure carry-forwards) at the acquisition date. The Group will continue to assess the appropriateness of the valuation allowance in future periods. If it is determined that a portion of the losses and deductable capital expenditure carry-forwards may be recognized without a valuation allowance, the release of the valuation allowance will, based on current accounting guidance, first reduce goodwill, before reducing current income tax expense.

The acquired business consisting of South Deep, BGSA and WAL contributed revenues of $107.9 million and loss of $54.5 million between December 1, 2006 and June 30, 2007.

Subsequent to the acquisition WAL was renamed Gold Fields Operations Limited (“Gold Fields Operations”) and BGSA was renamed GFI Joint Venture Holdings (Pty) Limited (“GFI Joint Venture Holdings”). They are referred to by those names in the remainder of these financial statements.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated results of operations assume that the acquisition of South Deep was completed as of July 1 for each of the fiscal years shown below.

	2007	2006
	$’m	$’m
Revenues	2,798.2	2,503.3
Net income	183.3	(220.9)
Basic earnings/(loss) per share	0.30	(0.40)
Weighted average number of shares used in the computation of basic earnings per share	590,742,047	558,021,695
Diluted earnings/(loss) per share	0.30	(0.40)
Weighted average number of shares used in the computation of diluted earnings per share	594,689,510	561,339,724

The unaudited pro forma information above may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

(d) Acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited

On February 28, 2007, Gold Fields acquired 70% in IRCA (Pty) Ltd (“IRCA”). IRCA specializes in mine safety training and has been incorporated in the Gold Fields Business Leadership Academy structure. On January 1, 2007, Gold Fields also acquired 100% of the issued share capital of TMTI (Pty) Ltd (“TMTI”). TMTI specializes in mining and artisan training in the Free State region and has been incorporated in the Gold Fields Business Leadership Academy structure.

2007
$’m
Details of the net assets acquired are as follows:
Purchase consideration
- cash paid	3.2
- loans advanced	2.1

Total purchase consideration	5.3
Fair value of the net assets acquired	5.3

—

The fair value of the assets and liabilities acquired are:
Property, plant and equipment	4.4
Trade and other receivables	4.1
Bank overdraft	(2.6)
Trade and other payables	(2.7)
Loans receivable	2.7

Assets acquired and liabilities assumed	5.9
Minority shareholders’ interest	(0.6)

Fair value of the assets acquired and liabilities assumed	5.3

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(e) Acquisition of Bolivar Gold Corporation Inc.

On February 28, 2006, Gold Fields increased its voting interest in Bolivar Gold Corp. (“Bolivar”) to 100.0%. The only substantial component of Bolivar’s underlying net asset value is its 95.0% ownership in Promotora Minera de Guayana (“PMG”). Therefore, in bringing to account the assets and liabilities of Bolivar consequent upon its acquisition, minority shareholders’ interests of 5.0% have been recognized. Bolivar owns the Choco 10 open pit gold mine in the El Callao gold district of Bolivar state, Venezuela. The acquired business contributed revenues of $16.9 million and net income of $3.2 million for the year ended June 30, 2006.

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

Pursuant to an agreement reached on July 15, 2005 between Bolivar Gold Corp (Bolivar), the previous holder of the interest in the Choco 10 concession, and CVG Ferrominera del Orinoco, C.A. (CVG), Bolivar increased its interest in the Choco 10 mine from 70% to 95%. In consideration for such increased shareholding, Bolivar agreed to pay an amount of U.S.$6 million to CVG payable in installments. The Choco 10 mine was disposed of during fiscal 2008 as described in note 3(a).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(f) Acquisition of Sociedad Minera La Cima SA

On January 11, 2006, the Group acquired 92% of the voting interest (80.7% of the economic interest) in Sociedad Minera La Cima SA, which owns the Cerro Corona Project and other mineral properties in the Cajamarca district in Northern Peru. The acquisition is a project and therefore did not contribute revenue or net income to the Group since its acquisition.

2006 $’m
Details of the net assets acquired are as follows:
Purchase consideration:
—cash paid	40.5
The fair value of the assets and liabilities acquired are:
Property, plant and equipment	47.7
Trade and other receivables	0.2
Trade and other payables	(2.5)
Bank overdraft	(1.5)

Assets acquired and liabilities assumed	43.9
Minority shareholders’ interest (19.3%)	(3.4)

Fair value of the assets acquired and liabilities assumed	40.5

4	IMPAIRMENT OF ASSETS

	2008 $’m	2007 $’m	2006 $’m
St Ives	2.6	—	—
Agnew	2.8	—	—
Biox®	6.0	—	—

	11.4	—	—

St Ives—$2.6 million

The impairment relates to the closure of the St Ives’ Junction mine and the original Leviathan pit.

Agnew—$2.8 million

The impairment relates to the rehabilitation assets relating to an old slimes dam at Agnew that is no longer in use.

Biox®—$6.0 million

During fiscal 2008, the Group also impaired its patented technology, known as the Biox® process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. On October 2, 2008 the Group entered into an agreement to sell its Biox® technology process. See note 25.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

5	FINANCE EXPENSE

	2008 $’m	2007 $’m	2006 $’m
Interest expense—Mvelaphanda loan	(61.0)	(61.6)	(69.3)
Interest expense—preference share dividend	(2.7)	—	—
Interest expense—other	(36.7)	(27.7)	(5.1)
Realized (loss)/gain on foreign debt, net of cash	—	(5.9)	18.8

	(100.4)	(95.2)	(55.6)

Finance expense for the periods presented above is stated net of amounts capitalized of $42.1 million in fiscal 2008, $16.7 million in fiscal 2007 and $1.7 in fiscal 2006.

6	INCOME AND MINING TAX EXPENSE

	2008 $’m	2007 $’m	2006 $’m
Current income and mining taxes
South Africa	(120.8)	(59.2)	(57.0)
Ghana	(55.2)	(41.6)	(34.3)
Australia	(12.7)	(20.3)	(9.3)
Peru	(5.6)	—	—
Venezuela	(0.8)	(1.7)	(3.0)

Current income and mining taxes	(195.1)	(122.8)	(103.6)

Deferred income taxes
South Africa	(61.5)	(69.3)	3.6
Ghana	(8.7)	(11.6)	(3.6)
Australia	(2.8)	(5.3)	(7.0)
Peru	(3.0)	—	—
Venezuela	(0.1)	(0.3)	—

Deferred income and mining taxes	(76.1)	(86.5)	(7.0)

Total income and mining taxes	(271.2)	(209.3)	(110.6)

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Company’s pre-tax income/(losses) before share of equity investee’s share of income/(losses) and minority interests comprise:

South Africa	430.8	281.3	129.4
Ghana	200.4	145.9	143.2
Australia	7.2	65.3	30.2
Peru	(0.7)	(4.4)	—
Venezuela	8.6	(6.5)	6.3
British Virgin Islands(1)	179.1	—	—
Other	15.4	—	—

	840.8	481.6	309.1

(1)	The pre-tax income relates to non-operating entities incorporated in the British Virgin Islands, which include the profit realized on the sale of the Essakane project.

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the South African mining statutory rate of 43% (2007 and 2006: 45%) were:

	2008	2007	2006
	$’m	$’m	$’m
Tax on net income at South African mining statutory rate	(361.5)	(216.7)	(138.6)
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 38% (2007: 38% and 2006: 39%), tax rate in Ghana of 25% (2007: 25% and 2006: 26.5%), tax rate in Australia of 30% (2007 and 2006: 30%), tax rate in Venezuela of 34% (2007 and 2006: 34%) and tax rate in Peru of 35.6% (2007 and 2006: not applicable).	47.2	62.6	59.0
South African mining tax formula rate adjustment	30.5	27.9	13.5
Valuation allowance raised against deferred tax assets	(34.0)	(20.5)	(4.7)
Non taxable income/non deductible expenditure	74.6	(45.5)	(22.3)
Reversal of valuation allowance previously raised against deferred tax assets	4.2	3.8	—
Ghanaian tax rate adjustment	—	—	8.4
Australian tax benefit from tax consolidations	—	3.3	—
South African capital gains tax	(0.9)	—	—
Foreign levies and royalties	(33.5)	(29.4)	(24.9)
Other	2.2	5.2	(1.0)

Income and mining tax expense	(271.2)	(209.3)	(110.6)

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Deferred income and mining tax liabilities and assets on the balance sheet of June 30, 2008 and 2007, relate to the following:

	2008	2007
	$’m	$’m
Deferred income and mining tax liabilities
Mining assets	1,639.8	1,703.9
Investment in environmental trust fund	35.6	33.5
Inventory	3.7	(1.2)
Other	30.5	35.4

Gross deferred income and mining tax liabilities	1,709.6	1,771.6

Provisions, including rehabilitation accruals	(103.6)	(79.1)
Tax losses	(423.6)	(374.5)
Financial instruments	—	(1.2)
Unredeemed capital expenditure	(644.7)	(595.5)

Gross deferred income and mining tax assets	(1,171.9)	(1,050.3)
Valuation allowance for deferred tax assets	186.4	155.8

Total deferred income and mining tax assets	(985.5)	(894.5)

Net deferred income and mining tax liabilities	724.1	877.1
Less short term portion of deferred income and mining tax included in accounts payable	(4.2)	2.4

Net deferred income and mining tax liabilities	719.9	879.5

The classification of deferred income and mining tax liabilities or assets is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of June 30, 2008 and 2007. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for Gold Fields Operations and GFI Joint Venture Holdings which also include unredeemed capital expenditure.

	2008	2007
	$’m	$’m
Orogen Investments SA (Luxembourg)	63.5	57.2
Gold Fields Arctic Platinum Oy	31.8	31.8
Living Gold (Pty) Limited	4.7	2.1
Gold Fields Operations	31.6	7.9
GFI Joint Venture Holdings	54.1	54.3
Gold Fields Limited	—	2.5
Other	0.7	—

	186.4	155.8

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

As at June 30, 2008 and 2007 the Group has unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its South African mining operations as follows:

—	unredeemed capital expenditure at the Beatrix Division of GFI Mining South Africa (Pty) Limited of $196.6 million (2007: $238.0 million).

—	unredeemed capital expenditure at Gold Fields Operations of $277.1 million (2007: $272.5 million).

—	unredeemed capital expenditure at GFI Joint Venture Holdings of $723.6 million (2007: $768.3 million).

—	estimated assessed losses at Gold Fields Operations of $557.9 million (2007: $555.1 million).

—	estimated assessed losses at GFI Joint Venture Holdings of $104.0 million (2007: $103.8 million).

—	estimated assessed losses at Gold Fields Shared Services (Pty) Limited of $nil million (2007: $3.3 million).

—	estimated assessed losses at GFL Mining Services Limited of $nil million (2007: $5.8 million).

—	estimated assessed losses at Gold Fields Protection Services Limited of $nil million (2007: $0.03 million).

—	estimated assessed losses at Gold Fields Limited of $1.5 million (2007: $8.7 million).

—	estimated assessed losses at Living Gold (Pty) Limited of $16.9 million (2007: $7.3 million).

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

The Group has estimated capital allowances to be offset against future income of $28.1 million (2007: $27.2 million), $7.8 million (2007: $6.2 million) and $707.9 million (2007: $326.5 million) at Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima, respectively. The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited and Abosso Goldfields Limited are forfeited after 5 years. Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima currently have no tax losses available for utilization against future profits.

The Group has tax losses available of $211.5 million (2007: $133.9 million) at Orogen Investments SA (Luxembourg), which can only be used to offset future interest income generated by Orogen Investments SA (Luxembourg). In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for 5 years. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation. This gross up calculation was performed in fiscal 2005 by Gold Fields’ subsidiaries in Australia and Gold Fields recorded a net deferred tax benefit of $26.8 million. There was an additional adjustment to the tax benefit recorded in year ended June 30, 2007 of $3.3 million.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Group has estimated tax losses of $32.8 million (2007: $19.8 million) at Gold Fields Australia (Pty) Limited. These estimated tax losses do not have an expiration date. In terms of current Australian taxation legislation, tax losses incurred by Gold Fields Australia (Pty) Limited are carried forward indefinitely.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”)

In June 2006, the FASB issued FIN 48, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and Gold Fields adopted the provisions of FIN 48 on July 1, 2007. Upon adoption, the Group did not identify any material unrecognized tax benefits and no cumulative effect adjustment to the July 1, 2007 balance of retained earnings was therefore required.

Tax years open for assessments

South Africa(1)	2001–2007

Ghana(2)	All years open

Australia(3)	2002–2007

Peru(4)	2003–2007

Notes:

(1)	The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to 3 years after the assessments were issued.

(2)	The Ghanaian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity for any year without any limitation to the years which may be reassessed.

(3)	The Australian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

(4)	The Peruvian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

It is possible that the Group will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. The Group cannot estimate the amounts of possible changes as a result of an assessment.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

7	EARNINGS PER SHARE

	For the year ended June 30, 2008
	Income Numerator $ m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2007		652,158,066
Weighted average number of shares issued during the year		380,146

Income available to common stockholders	452.5	652,538,212	0.69
Fully diluted earnings per share
Effect of dilutive securities*	—	3,713,993

Income available to common stockholders	452.5	656,252,205	0.69

*	The conversion of Mvela’s debt to equity, which would have resulted in the issue of another 50,000,000 shares, is anti-dilutive and has been excluded from the calculation.

	For the year ended June 30, 2007
	Income Numerator $ m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2006		494,824,723
Weighted average number of shares issued during the year		63,434,963

Income available to common stockholders	246.1	558,259,686	0.44
Fully diluted earnings per share
Effect of dilutive share options*	—	3,947,462

Income available to common stockholders	246.1	562,207,148	0.44

*	The conversion of Mvela’s debt to equity, which would have resulted in the issue of another 47,000,049 shares, is anti-dilutive and has been excluded from the calculation.

	For the year ended June 30, 2006
	Income Numerator $ m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2005		492,294,226
Weighted average number of shares issued during the year		628,715

Income available to common stockholders	161.7	492,922,941	0.33
Fully diluted earnings per share
Effect of dilutive share options*	—	3,318,029

Income available to common stockholders	161.7	496,240,970	0.33

*	The conversion of Mvela’s debt to equity, which would have resulted in the issue of another 48,216,049 shares, is anti-dilutive and has been excluded from the calculation.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

8	RECEIVABLES

	2008 $’m	2007 $’m
Gold sale trade receivables	64.7	59.8
Other trade receivables	44.3	26.3
Deposits	0.4	3.0
Value added tax	131.0	83.1
Interest receivable	0.8	0.6
Payroll debtors	4.5	3.3
Prepayments	23.9	35.2
Diesel rebate	1.2	0.9
Insurance claim receivable	—	64.9
STC refund	—	2.4
Debt issuance costs	0.6	1.6
Short term portion of deferred income and mining tax	—	2.4
Other	8.7	14.2

	280.1	297.7

The insurance claim receivable relates to the South Deep skip accident which occurred on May 4, 2006. The $64.9 million was raised in full and final settlement of the insurer’s obligation in terms of the claim, which amount was received in fiscal 2008. Of this total receivable, $24.2 million was refunded to Barrick in terms of the sale agreement of BGSA reached between the Group and Barrick. See note 3(c).

9	INVENTORIES

	2008	2007
	$’m	$’m
Ore stockpiles	32.4	23.2
Gold in-process	18.9	24.6
Consumable stores	99.5	95.5
Other	2.0	1.6

	152.8	144.9

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

10	PROPERTY, PLANT AND EQUIPMENT

	2008	2007
	$’m	$’m
Cost	8,701.5	8,525.4
Accumulated depreciation and amortization	(3,277.8)	(2,948.6)

	5,423.7	5,576.8

Mining properties, mine development costs, mine plant facilities and mineral interests	5,126.1	5,043.9
Asset retirement costs	76.4	66.3
Other non-mining assets	221.2	466.6

	5,423.7	5,576.8

Included in property, plant and equipment is cumulative capitalized interest relating to the following assets:
South African operations	5.6	0.6
Tarkwa Mine	5.1	2.1
Cerro Corona	47.6	15.7

	58.3	18.4

Depreciation of property, plant and equipment amounted to $400.5 million (2007: $388.2 million and 2006: $353.3 million).

11	GOODWILL

	2008	2007
	$’m	$’m
Balance at beginning of the year	1,222.7	—
Arising on acquisition of subsidiary	—	1,219.3
Translation adjustment	(129.9)	3.4

Balance at end of the year	1,092.8	1,222.7

The goodwill arose on the acquisition of South Deep as described in note 3(c) and was attributable to the upside potential of the asset, deferred tax and other factors. The total goodwill has been allocated to South Deep, being the reporting unit where it is tested for impairment as part of the reporting unit.

Goodwill is tested for impairment on an annual basis on June 30. In addition, the group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount of a reporting unit may not be recoverable.

For goodwill impairment testing purposes, Gold Fields estimated the fair value of the South Deep reporting unit. The process for determining fair value is subjective as gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value and requires management to make numerous assumptions. The net asset value represents a discounted cash flow valuation based on expected future cash flows. The expected future cash flows used to determine the fair value of the reporting unit are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including, but not limited to, reserves and production estimates, together with economic factors such as the spot

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

gold price and foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates. Therefore it is possible that outcomes within the next financial year that are materially different from the assumptions used in the impairment testing process could require an adjustment to the carrying values.

Based on management’s assessments, no impairment to the goodwill was required at June 30, 2008. Management’s estimates and assumptions for the goodwill impairment test include:

•	Long-term gold price of R210,000 per kilogram ($800 per oz at an exchange rate of R8.16 to $1.00) over the life of mine, which is 42 years;

•	An appropriate discount rate based on a calculated weighted average cost of capital to Gold Fields;

•	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	Expected cash flows associated with value beyond proven and probable reserves.

12	NON-CURRENT INVESTMENTS

	2008	2007
	$’m	$’m
Listed investments (a)	442.4	276.8
Unlisted investments (b)	27.8	31.2
Amounts contributed to environmental trust funds (c)	93.3	87.8
Equity investees (d)	171.1	1.2
Other investments	2.8	4.8

	737.4	401.8

(a)	Listed investments mainly consist of 55,381,651 shares in Sino Gold Limited valued at $5.17 per share (2007: 31,658,185 shares at $4.76 per share), 8,397,858 shares in Mvelaphanda Resources Limited valued at $7.44 per share (2007: 5,725,584 at $8.99 per share), 51,783,338 shares in Conquest Mining Limited valued at $0.41 per share (2007: 25,895,897 at $0.65 per share), 5,362,500 shares in GoldQuest Mining Corporation valued at $0.37 per share (2007: 5,362,500 at $0.87 per share), 3,130,400 shares in Troy Resources NL valued at $2.09 per share (2007: 3,010,000 at $2.10 per share), 41,666,667 shares in Orezone Resources Inc valued at $1.09 per share (2007: nil shares) and nil shares in Committee Bay Resources Inc. (2007: 8,133,333 at $0.42 per share).

The fair value of listed investments at June 30, 2008 of $442.4 million (2007: $276.8 million) comprises a cost of $306.3 million (2007: $150.8 million) and a net unrealized gain of $136.1 million (2007: $126.0 million). The net unrealized gain comprises a gross unrealized gain of $147.2 million (2007: $133.0 million) partly offset by a gross unrealized loss of $11.1 million (2007: $7.0 million). The gross unrealized loss of $11.1 million (2007: $7.0 million) comprises 8 equity investments (2007: 13) in listed entities. None of these equity investments have been in a continuous unrealized loss position for more than 12 months.

(b)	Unlisted investments comprise investments in various unlisted companies in South Africa and are carried at their original cost in the balance sheet as the directors believe that the original cost is not materially different from the fair value. Unlisted investments mainly consist of preference shares in Mvelaphanda Resources Limited with a cost of $25.0 million (2007: $28.0 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(c)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term investments and the costs of these investments approximate their fair values. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s South African mines. While the asset is under the Company’s control, it is not available for the general purposes of the Company. All income from this asset is restricted in use and reinvested or spent to meet the environmental rehabilitation obligations. These obligations are described in note 15, “Provision for Environmental Rehabilitation”.

(d)	Equity investees comprises the following at June 30, 2008 and 2007:

	Description of business	Ownership %		Market value
Investment		2008	2007	2008	2007
Rusoro Mining Limited	Gold Mining	36.2	—	165.7	—
Rand Refinery Limited	Refining of gold bullion and by-products	34.9	34.9	—	—

The carrying value of the equity investment in Rusoro:

2008
$’m
Balance at July 1
Arising on disposal of interest in the Venezuelan assets	236.9
Share of current year loss	(20.7)
Other comprehensive income movements	9.6
Impairment of investment	(61.3)
Translation	1.2

Balance at June 30	165.7

Rusoro, a company listed on the TSX Venture Exchange, is a junior gold producer with a large land position in the Bolivar State gold region of southern Venezuela. Gold Fields acquired a 36.2% interest (140 million shares) in Rusoro as part of the consideration for the sale of the Group’s Venezuelan assets.

The investment in Rusoro has been impaired to market value at June 30, 2008.

The carrying value of the equity investment in Rand Refinery Limited (“Rand Refinery”):

	2008	2007
	$’m	$’m
Balance at July 1	1.2	—
Arising on acquisition of South Deep	—	0.4
Share of current year profits recognized	4.7	2.0
Dividend received	—	(1.4)
Translation	(0.5)	0.2

Balance at June 30	5.4	1.2

The carrying value of the equity investment in Rand Refinery was reduced to nil in fiscal 2006 because Gold Fields’ share of the losses exceeded its carrying value in Rand Refinery. Gold Fields’ obligation to make good its share of the losses in the investee is limited to the carrying value of the investment. Due to profits realized in fiscal 2007 the carrying value of the investment has been adjusted accordingly. During the years ended June 30, 2008 and 2007, the Company received dividends from Rand Refinery of $nil million and $1.4 million, respectively.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Rand Refinery acts as a sale agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. At June 30, 2008 an amount of $25.5 million was owing from Rand Refinery (2007: $35.9 million).

Prior to obtaining control of Gold Fields Operations in fiscal 2007, the Group accounted for its equity in losses of Gold Fields Operations on a step-by-step basis as follows:

2007
$’m
Balance at July 1, 2006	115.0
Acquisition of shares	311.7
Share of losses recognized	(5.6)
Net profit on dilution as the Group did not participate in share issue by Gold Fields Operations	3.9
Translation	2.8
Transfer to investment subsidiary	(427.8)

Balance at December 1, 2006	—

13	ACCOUNTS PAYABLE AND PROVISIONS

	2008	2007
	$’m	$’m
Trade payables	193.7	208.1
Accruals	206.0	122.8
Payroll and other compensation(1)	57.8	42.3
Insurance claim refundable(2)	—	24.2
Leave pay accrual	47.1	51.1
Funds received for shares to be issued(3)	96.0	—
Financial instruments payable	1.4	13.7
Foreign levies payable	2.9	1.2
Short term portion of deferred income and mining tax	4.2	—
Other	1.2	0.2

	610.3	463.6

Notes:

(1)	Includes $9.0 million relating to an accrual for the retrenchment of 1,900 employees at the South Deep mine as a result of the closure of mining operations on the Ventersdorp Contact Reef.

(2)	See note 8 Receivables.

(3)	Relates to funds received from the minority shareholders of Gold Fields La Cima for shares to be issued. At June 30, 2008 the shares had not been issued due to statutory requirements not being finalized. The shares were issued during fiscal 2009 and the amount reflected above was transferred to minority interests.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

14	LONG—TERM LOANS

	2008	2007
	$’m	$’m
Collateralized
- Mvelaphanda loan agreement (a)	522.9	593.2
- Syndicated loan (b)	—	—
- Split-tenor revolving credit facility (c)	510.5	717.3
- Project finance facility (d)	150.0	127.0
- Preference shares (e)	152.4	—
Uncollateralized
- Industrial Development Corporation loan (f)	1.1	1.2
- Other loans	0.2	0.6

	1,337.1	1,439.3
Current portion included in current liabilities	(772.9)	(227.5)

Total long-term loans	564.2	1,211.8

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

In terms of the facility agreement, Gold Fields must maintain a consolidated earnings before interest, tax and depreciation and amortization (“EBITDA”) to consolidated net finance charge ratio of at least 6 to 1, consolidated EBITDA to net debt service charge at least 3.5, consolidated net borrowings to consolidated EBITDA of at least 2 to 1 and a consolidated net tangible worth of at least $650.0 million.

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

On March 17, 2008, a Memorandum of Agreement was signed between Mvela Gold and Gold Fields whereby the number of Gold Fields shares for which the GFIMSA shares are to be exchanged was fixed at 50,000,000.

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

On June 3, 2005, the interest rate swaps were closed-out resulting in a gain of $36.2 million. Of the $36.2 million, $8.1 million was accounted for in the income statement as a gain on financial instruments in fiscal 2008 (2007:$8.2 million and 2006:$9.2 million). The balance of $9.9 million will be accounted for as a gain on financial instruments in the Statement of Operations of fiscal 2009.

	2008 $’m	2007 $’m
Loan advanced	591.3	591.3
Fair value adjustment in relation to interest rate swap (up to close-out of swap in 2005)	36.2	36.2
Amortization of the fair value adjustment after close-out of interest rate swap	(26.3)	(18.2)
Translation adjustment	(78.3)	(16.1)

Balance at end of year	522.9	593.2

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

On March 3, 2006, Orogen drew down $158.0 million and on January 8, 2007, a further $10.0 million. The loan bore interest at three-month LIBOR plus a margin of 0.35% and was repayable on March 3, 2009. In terms of the facility agreement, Gold Fields had the option to repay the loan in whole or part by giving 10 days’ prior notice. The loan was repaid in full on May 21, 2007.

	2008 $’m	2007 $’m
Balance at beginning of year	—	157.1
Loan advanced	—	10.0
Loan repayments	—	(168.0)
Translation adjustment	—	0.9

Balance at end of year	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(c) Split-tenor revolving credit facility

On May 16, 2007, GFIMSA, Orogen and Gold Fields Operations entered into a $750.0 million split-tenor revolving credit facility consisting of a $250.0 million 364-day revolving tranche with a twelve-month term out option (“Facility A”) and a $500.0 million 5-year revolving tranche (“Facility B”).

On April 28, 2008 Gold Fields Limited exercised the term-out option under Facility A which converted the full $250.0 million advance at that point into a term loan with a final maturity date of May 16, 2009. In connection with its exercising the option, Gold Fields paid a term-out fee of 0.05% on the amount that was converted. In terms of the facility agreement, Gold Fields has the option to repay the loan under Facility A early in whole or in part by giving 5 days’ prior notice. Facility B matures on May 16, 2012. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On May 21, 2007, Gold Fields Operations drew down $50.8 million under Facility A and $500.0 million under Facility B. In addition, on May 21, 2007, Orogen drew down $168.0 million under Facility A. On September 25, 2007 Orogen drew down $31.1 million under Facility A.

On December 6, 2007, Gold Fields utilized the proceeds from the sale of its Essakane project in Burkina Faso and its Choco 10 mine in Venezuela to repay Facility A in its entirety ($250.0 million) and to partly repay Facility B ($10.0 million). On December 31, 2007 Gold Fields utilized the proceeds from the issue of non-convertible redeemable preference shares to further partly repay Facility B by $172.0 million. Subsequent to this Orogen drew down $73.0 million under Facility A on various dates and on April 25, 2008, Gold Fields Operations drew down $177.0 million under Facility A to partly repay its loan under Facility B. As a result, Gold Fields was able to exercise the term-out option under Facility A as detailed above. In addition Orogen drew down a further $121.0 million under Facility B on various dates subsequent to the term-out option being exercised.

The total borrowings at June 30, 2008 under both facilities are $512.0 million (2007: $718.8 million). The difference of $1.5 million between the total borrowings above and the borrowings disclosed below relates to the transaction costs deducted from the liability on initial measurement.

The loans under Facility A bear interest at LIBOR plus a margin of 0.25% per annum while the loan under Facility B bears interest at LIBOR plus a margin of 0.30% per annum. Where the total utilizations under Facility A are equal to or greater than 50%, a utilization fee of 0.05% per annum will be payable on the total amount of utilizations. This utilization fee is payable quarterly in arrears.

Borrowings under the Revolving Credit Facility are guaranteed by Gold Fields, GFIMSA, Gold Fields Holdings Company (BVI) Limited, Orogen and Gold Fields Operations.

	2008	2007
	$’m	$’m
Balance at the beginning of year	717.3	—
Loan advanced, net of transaction costs	225.1	718.8
Loan repayments	(431.9)	—
Translation	—	(1.5)
Balance at end of year	510.5	717.3

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(d) Project Finance Facility

On November 14, 2006, Gold Fields La Cima (formerly known as Sociedad Minera La Cima S.A.) entered into a $150.0 million project finance facility with a number of lenders. The purpose of the facility is to finance the project costs related to the development of the Cerro Corona copper-gold porphyry deposit located in the Hualgayoc province in the Cajamarca region in northern Peru. The facility has a 10-year maturity from signature date.

As at June 30, 2008 Gold Fields La Cima had drawn down $150.0 million (2007: $127.0 million). The loan bears interest at 3-month LIBOR plus a margin of 0.45% per annum up to the financial completion date as defined in the agreement.

	2008	2007
	$’m	$’m
Balance at the beginning of year	127.0	—
Loan advanced, net of transaction costs	23.0	127.1
Translation adjustment	—	(0.1)
Balance at end of year	150.0	127.0

(e) Preference shares

On December 24, 2007 Gold Fields issued R1.2 billion of non-convertible redeemable preference shares to Rand Merchant Bank (RMB, a division of First Rand Bank Limited). The dividend rate payable is a floating rate that increases from 22% up to 61% of the prime lending rate quoted by FirstRand Bank Limited (the “Prime Rate”) over the life of the Preference Shares. In certain circumstances, the dividend rate increases to 61% of the Prime Rate in the event the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The purpose of the preference shares was to refinance existing credit facilities.

The preference shares mature on January 24, 2011 and have been guaranteed by GFIMSA, Orogen and Gold Fields Operations. On October 10, 2008 R600.0 million of the R1,200.0 million preference shares was repaid with an attributable dividend of R23.2 million ($63.5 million capital and $2.5 million dividend at the exchange rate in effect on that date). The balance are redeemable at the option of Gold Fields.

	2008	2007
	$’m	$’m
Shares issued	172.0	—
Preference share dividend	2.7	—
Translation	(22.3)	—

Balance at end of year	152.4	—

(f) Industrial Development Corporation loan

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On July 1, 2006 the IDC converted U.S.$1.1 million of the outstanding loan to equity in Living Gold. The remaining $1.1 million owing to the IDC is in the process of being converted to equity.

	2008	2007
	$’m	$’m
Balance at beginning of year	1.2	2.3
Capitalization of loan to minority interests	—	(1.1)
Translation	(0.1)	—

Balance at end of year	1.1	1.2

The Group was in compliance with all of its debt covenant ratios and restrictions as of June 30, 2008 and 2007.

15	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Group has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	2008	2007
	$’m	$’m
Asset retirement obligations
Balance at July 1	197.2	146.4
Acquisition of subsidiaries	—	5.8
Addition to liabilities	16.9	32.2
Liabilities settled	(3.9)	(7.3)
Accretion of liability	12.0	10.9
Foreign currency translation adjustment	(6.0)	9.2

Balance at June 30	216.2	197.2

The Group intends to finance the ultimate rehabilitation costs of the South African operations from the monies invested with the environmental trust fund, ongoing contributions, as well as the proceeds of the sale of assets and gold from plant clean-up at the time of mine closure.

16	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	2008	2007
	$’m	$’m
Gold Fields Group (excluding South Deep) accrued post-retirement health care costs (a)	7.2	8.6
South Deep accrued post-retirement health care costs (b)	0.7	0.9

Gold Fields Group accrued post-retirement health care costs	7.9	9.5

The Group is exposed to obligations for post-retirement health care costs under two separate schemes, the Gold Fields Group (excluding South Deep) health care scheme and the South Deep health care scheme.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

16.1 Gold Fields Group (excluding South Deep) accrued post-retirement health care costs

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.2 million in fiscal 2008 (2007: $0.2 million and 2006: $0.3 million). The obligation has been actuarially valued and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

The following table sets forth the funded status and amounts recognized by the Group (excluding South Deep) for post-retirement health care costs:

	2008	2007
	$’m	$’m
Actuarial present value	7.2	8.6
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	7.2	8.6
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	7.2	8.6

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	8.6	7.4
Service costs	0.8	0.7
Contributions paid	(0.2)	(0.2)
Benefits forfeited	—	—
Release of cross subsidization liability	(1.4)	0.8
Foreign currency translation adjustment	(0.6)	(0.1)

Balance at end of year	7.2	8.6

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0% per annum (2007: 6.5%) and a discount rate of 10.0% per annum (2007: 8.5%).

	2008	2007
	$’m	$’m
Service costs	0.8	0.7

Net periodic benefit cost	0.8	0.7

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for 2008 by $0.1 million (2007: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2008 would be an increase of $0.3 million (2007: $0.9 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for 2008 by $0.1 million (2007: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2008 would be a decrease of $0.3 million (2007: $0.8 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

16.2 South Deep accrued post-retirement health care costs

As part of the acquisition of South Deep, the post-retirement health care cost liability was assumed. The Group has certain liabilities to provide fixed monthly post-retirement medical benefits to certain pensioners and dependents of ex-employees. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.2 million in fiscal 2008 (2007:$0.1 million). The obligation was actuarially valued at 30 June 2008 and the outstanding contributions will be funded until 31 December 2011.

The following table sets forth the funded status and amounts recognized by the Group for post-retirement health care costs:

	2008	2007
	$’m	$’m
Actuarial present value	0.7	0.9
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	0.7	0.9

Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	0.7	0.9

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	0.9	—
Arising on acquisition of South Deep	—	1.1
Service costs	—	0.1
Contributions paid	(0.2)	(0.1)
Release of cross subsidization liability	(0.1)	(0.1)
Foreign currency translation adjustment	0.1	(0.1)

Balance at end of year	0.7	0.9

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0% per annum (2007: 6.5%) and a discount rate of 10.0% per annum (2007: 8.5%).

	2008	2007
	$’m	$’m
The net periodic benefit cost is explained as follows:
Service costs	—	0.1

Net periodic benefit cost	—	0.1

An increase or decrease in assumed health care trend rates would not have affected the interest cost for fiscal 2008. A change in the medical inflation assumption does not affect the employer liability as the subsidy does not escalate. The monthly contributions will remain constant.

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

Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the Company’s defined contribution plans for the year amounted to $68.0 million (2007: $56.5 million and 2006: $51.1 million).

Share option schemes

The Company currently maintains the Gold Fields Limited 2005 Share Plan and the Gold Fields Limited 2005 Non-Executive Share Plan. The Company also maintains prior stock plans (the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan), but no longer grants awards under these plans. The details of these Plans are discussed below.

The Gold Fields Limited 2005 Share Plan: At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, will be compensated going forward.

The 2005 Plan provides for two types of awards: performance vesting restricted shares, or PVRS and performance allocated share appreciation rights, or SARS. The PVRS will only be released to participants and the SARS will vest three years after the date of the award and/or allocation of such shares. However, in respect of the PVRS, Company performance criteria need to be met in respect of awards to executives. The size of the initial allocation of SARS and PVRS is dependent on the performance of the participant at the time of allocation. The allocations under The 2005 Plan are usually made annually in March. A special allocation was made in June 2008 as a direct response to the need to retain critical skills.

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average Price
			Rand	$
Outstanding at July 1, 2006	413,700	979,250	125.28	19.58
Granted during the year	1,507,797	876,559	124.19	17.25
Exercised and released	(2,042)	(805)	125.28	17.40
Forfeited	(64,003)	(89,464)	120.13	16.68

Outstanding at June 30, 2007	1,855,452	1,765,540	124.75	17.45
Granted during the year	4,238,161	2,569,481	105.97	14.58
Exercised and released	(21,933)	—	—	—
Forfeited	(674,793)	(497,084)	118.77	16.34

Outstanding at June 30, 2008	5,396,887	3,837,937	112.73	14.09

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. None of the PVRS granted during the years ended June 30, 2008, 2007 or 2006 were exercisable on June 30, 2008.

At the time the 2005 Plan was first implemented, the release of PVRS was subject to , among other things, the Group’s relative performance on the Philadelphia XAU Index (“XAU Index”). In fiscal 2008, it became evident that the XAU Index was not representative of Gold Fields’ peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields’ peer competitors. Accordingly instead of using the XAU Index, Gold Fields’ performance will be measured against only five gold mining companies whom it believes can be regarded as its peer competitors.

The incremental fair value resulting from the modification amounted to $17.1 million to be expensed over the remaining vesting period of the instruments. The portion relating to fiscal 2008 amounted to $2.1 million and is included in share-based compensation for fiscal 2008.

In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. None of the SARS granted during the years ended June 30, 2008, 2007 or 2006 were exercisable on June 30, 2008. The average exercise price for SARS outstanding at June 30, 2008 was R112.73 ($14.09).

The following tables summarize information relating to the options outstanding at June 30, 2008.

			Outstanding options
				Weighted average
	Price Range		Number of options	Contractual life (in years)	Exercise price
	Rand	$			Rand	$
Range of prices	103.99 – 124.19	13.00 – 15.52	3,127,781	5.58	109.88	13.73
	124.20 – 127.72	15.53 – 15.97	710,156	3.75	125.31	15.66

Total			3,837,937	5.24	112.73	14.09

The PVRS have not been included in the table above as they do not have an expiry date and are granted for no consideration.

GF Management Incentive Scheme: Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 4,094,909 ordinary shares were outstanding under The GF Management Incentive Scheme as of September 30, 2008, of which options to purchase 281,000 ordinary shares at a weighted average price of Rand 81.97 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 20.90 and Rand 154.65 per ordinary share and they expire between October 12, 2008 and September 1, 2014. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

The first allocations were made under The 2005 Plan in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date. A total of 5% of the Company’s issued ordinary share capital, being 32,662,181.50 shares as of September 30, 2008, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

At the annual general meeting held on October 31, 2001, the shareholders approved an increase in the maximum number of shares to 5% of the Company’s issued ordinary shares as at June 30, 2001, being 22,791,830 shares. The Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the options granted under the GF Management Scheme are as follows:

	Number of options	Average option price
		Rand	$
Outstanding at July 1, 2005	11,140,451	66.91	9.99
Granted during the year	360,500	102.30	15.98
Exercised and released	(3,530,497)	52.96	8.28
Forfeited	(1,021,894)	76.43	11.94

Outstanding at July 1, 2006	6,948,560	75.81	10.20
Granted during the year	—	—	—
Exercised and released	(899,263)	65.29	9.07
Forfeited	(464,324)	76.63	10.64

Outstanding at July 1, 2007	5,584,973	76.66	10.72
Granted during the year	—	—	—
Exercised and released	(990,175)	71.82	9.88
Forfeited	(382,579)	72.33	9.95

Outstanding at July 1, 2008	4,212,219	78.38	9.80

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In terms of the GF Management Scheme rules, options currently expire no later than seven years from the grant date and vest as follows. Upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. The options exercisable on June 30, 2008, 2007 and 2006 were 3,307,624, 3,152,277 and 2,148,016 respectively. The range of exercise prices for options outstanding at June 30, 2008 was R20.90 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

No further allocations are being made under the GF Management Incentive Scheme in view of the new Gold Fields Limited 2005 Share Plan. However, during fiscal 2008 some share option expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification is R4.4 million ($0.6 million) and was accounted for in its entirety in fiscal 2008.

The following directors were affected by the modification:

	Number of options	Weighted average price (Rand)	Contractual life extended by (years)
Executive Directors
Nicholas J. Holland	97,999	78.81	0.79
Ian D. Cockerill	294,932	74.35	0.78
Terence P. Goodlace	22,833	114.18	0.67
Non-Executive Directors
Kofi Ansah	6,700	68.59	0.59
J. Michael McMahon	20,000	99.21	1.47
Rupert L. Pennant-Rae	25,000	84.79	1.18
Patrick J. Ryan	20,000	99.21	1.47
Chris I. Von Christierson	20,000	99.21	1.47
Alan J. Wright	55,000	68.41	1.16

Share option scheme

The following tables summarize information relating to the options outstanding at June 30, 2008.

			Outstanding options
				Weighted average
	Price Range		Number of options	Contractual life (in years)	Exercise price
	Rand	$			Rand	$
Range of prices	19.47 – 23.60	2.43 – 2.95	77,000	0.04	20.90	2.61
	25.67 – 29.45	3.21 – 3.68	16,000	0.44	25.67	3.21
	36.07 – 57.50	4.51 – 7.19	227,200	0.51	46.31	5.79
	57.51 – 73.29	7.19 – 9.16	1,639,885	3.80	65.34	8.17
	73.80 – 84.17	9.23 – 10.52	1,308,670	2.50	81.30	10.16
	84.18 – 119.90	10.52 – 14.99	661,798	2.69	97.43	12.18
	125.37 – 154.65	15.67 – 19.33	281,666	1.68	140.51	17.56

Total			4,212,219	2.82	78.38	9.80

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

			Exercisable options
	Price Range		Number of options	Weighted average exercise price
	Rand	$		Rand	$
Range of prices	19.47 – 23.60	2.43 – 2.95	77,000	20.90	2.61
	25.67 – 29.45	3.21 – 3.68	16,000	25.67	3.21
	36.07 – 57.50	4.51 – 7.19	227,200	46.31	5.79
	57.51 – 73.29	7.19 – 9.16	1,041,775	65.29	8.16
	73.80 – 84.17	9.23 – 10.52	1,158,312	81.93	10.24
	84.18 – 119.90	10.52 – 14.99	535,877	96.93	12.12
	125.37 – 154.65	15.67 – 19.33	251,460	140.18	17.52

Total			3,307,624	79.41	9.93

These options will expire if not exercised at specific dates ranging from July 18, 2008 to February 20, 2013. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2008 and 2007 ranged from R87.01 to R173.80.

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

Details of the restricted shares granted under this Plan are as follows:

No. of restricted shares
Outstanding at July 1, 2006	33,000
Granted during the year	18,000
Exercised and released	—
Outstanding at June 30, 2007 Forfeited	—

Granted during the year	51,000
Exercised and released	29,600
Forfeited	—
Outstanding at June 30, 2008	—

80,600

The restricted shares have not been split per range as they do not have an expiry date and are granted for no consideration. In addition, none of the instruments are exercisable at June 30, 2008.

During fiscal 2008, the terms of the restricted shares granted to non-executive directors were modified in the same way as the PVRS granted under the Gold Fields Limited 2005 Share Plan.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The incremental fair value resulting from the modification amounted to $0.5 million to be expensed over the remaining vesting period of the options and the portion relating to fiscal 2008 amounted to $0.1 million and is included in share-based compensation for fiscal 2008.

The GF Non-Executive Director Share Plan: Prior to the approval of The 2005 Non-Executive Plan, share options were available to non-executive directors selected by the Non-Executive Directors Remuneration Committee. No member of the Non-Executive Directors Remuneration Committee could be a participant in The GF Non-Executive Director Share Plan. The GF Non-Executive Director Share Plan was adopted at the annual general meeting of shareholders on October 31, 2001. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Non-Executive Directors Remuneration Committee resolves to grant the option.

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

The exercise prices of all outstanding options granted under this plan range between Rand 43.70 and Rand 110.03 per ordinary share, and they expire between December 16, 2008 and September 23, 2010.

Following the approval of the 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

The following tables summarize information relating to the options outstanding at June 30, 2008. The Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the Plan are as follows:

	Number of options	Average option price
		Rand	$
Outstanding as of June 30, 2005	405,400	54.92	8.84
Granted during the year	—	—	—
Exercised and released	(221,000)	—	—

Outstanding as of June 30, 2006	184,400	82.66	11.13
Granted during the year	—	—	—
Exercised and released	(10,000)	—	—

Outstanding as of June 30, 2007	174,400	83.47	11.67
Granted during the year	—	—	—
Exercised and released	(27,700)	81.71	11.24

Outstanding as of June 30, 2008	146,700	83.81	10.4

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following tables summarize information relating to options outstanding under the Plan as of June 30, 2008.

			Outstanding options
				Weighted average
			Number of options	Contractual life (in years)	Exercise price
	Rand	$			Rand	$
Range of prices	43.70 – 65.55	5.46 – 8.19	25,000	0.46	43.70	5.46
	65.56 – 88.37	8.20 – 11.05	26,700	2.23	68.59	8.57
	88.38 – 110.03	11.05 – 13.75	95,000	1.41	98.43	12.30

Total			146,700	1.40	83.67	10.46

			Exercisable options
				Weighted average
			Number of options	Contractual life (in years)	Exercise price
	Rand	$			Rand	$
Range of prices	43.70 – 65.55	5.46 – 8.19	25,000	0.46	43.70	5.46
	65.56 – 88.37	8.20 – 11.05	26,700	2.23	68.59	8.57
	88.38 – 110.03	11.05 – 13.75	95,000	1.41	98.43	12.30

Total			146,700	1.40	83.67	10.46

These options will expire if not exercised at specific dates ranging from December 16, 2008 to September 23, 2010. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2008 and 2007 ranged from R87.01 to R173.80.

The compensation cost related to awards not yet recognized under all four schemes amounts to $108.1 and is to be spread over three years.

The Company uses the Black Scholes Model to value the SARS. The inputs to the model for awards granted during the year were as follows:

	2008	2007
Weighted average exercise price—Rand	R105.98	R124.19

Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	41.7%	45.9%

Expected term (years)	3.0 – 4.2	3.0 – 4.2

Expected dividend yield	1.5%	1.5%

Weighted average risk free interest rate	10.82%	7.89%

Weighted average fair value—Rand	R41.72	R50.09

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Company uses the Monte-Carlo Simulation to value the PVRS. The inputs to the model for awards granted during the year were as follows:

	2008	2007
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	42.37%	45.81%

Expected term (years)	3.0	3.0

Expected dividend yield	1.45%	1.07%

Weighted average three year risk free interest rate (based on US interest rates)	2.79%	4.80%

Weighted average fair value—Rand	R146.30	R61.62

The Company used the following inputs to calculate the effect of the modification to the PVRS in 2008:

2008
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	41.19%

Expected term (years)	3.0

Expected dividend yield	0.83%

Weighted average three year risk free interest rate (based on US interest rates)	2.46%

Weighted average incremental fair value of modification—Rand	R62.53

18	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

South African Rand Instruments

On January 30, 2007, Gold Fields borrowed $550.8 million under a $1.8 billion credit facility entered into on November 24, 2006, or the GFIMSA Facility. On May 18, 2007, Gold Fields utilized a portion of a $750 million split-tenor revolving credit facility entered into on May 16, 2007, or the RC Facility, to refinance that borrowing. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.” Substantially all of the $550.8 million was used to settle the WAL gold derivative structure. In connection with this borrowing, U.S. dollar/Rand forward cover was purchased during the third quarter of fiscal 2007 in an amount of $550.8 million for settlement August 6, 2007 at an average rate of Rand 7.3279. Based on a spot rate of Rand 7.1918 per $1.00. On August 6, 2007, the forward cover was extended to November 6, 2007, at an average rate of Rand 7.1987 based on spot rate of Rand 7.1000 per $1.00. The cover was extended further on November 6, 2007 to December 6, 2007 at an average rate of Rand 6.63148, based on a spot rate of Rand 6.60 per $1.00. In line with the partial repayment of the RC Facility made on December 6, 2007, forward cover of $490.0 million was extended to March 6, 2008, at an average rate of Rand 6.9118, based on a spot rate of Rand 6.80 per $1.00.

On December 28, 2007, in line with an amount of $172.0 million repaid under the facility, the forward cover maturing on March 6, 2008, was reduced to $318.0 million. In line with the rollover of the corresponding loan, the following extensions on the forward cover of $318.0 million have taken place:

—	Extended on March 6, 2008, to June 6, 2008 at an average rate of Rand 7.9752 based on a spot rate of Rand 7.8052.

—	Extended on June 6, 2008, to July 7, 2008 at an average rate of Rand 7.8479, based on a spot rate of Rand 7.7799.

—	Extended on July 7, 2008, to August 7, 2008 at an average rate of Rand 7.9205, based on a spot rate of Rand 7.8555.

—	Extended on August 7, 2008 to September 8, 2008 at an average rate of Rand 7.3817, based on a spot rate of Rand 7.3193.

—	Extended on September 8, 2008 to October 8, 2008 at an average rate of Rand 7.9091, based on a spot rate of Rand 7.8476.

—	Extended on October 8, 2008 to November 10, 2008 at an average rate of Rand 8.7078, based on a spot rate of Rand 8.6343.

—	Extended on November 10, 2008 to December 10, 2008 at an average rate of Rand 9.9586, based on a spot rate of Rand 9.8690.

On July 27, 2007, Gold Fields made a forward purchase of $40.0 million to pay future expenses at Orogen Holdings (BVI) Limited, or Orogen, a 100% owned subsidiary of Gold Fields. The average rate to October 30, 2007 was Rand 7.1884, based on a spot rate of Rand 7.1000. The contract was extended for a further month on October 30, 2007 to November 30, 2007 at an average rate of Rand 6.5399, based on a spot rate of Rand 6.5091. On November 30, 2007, the contract was further extended to January 31, 2008 at an average rate of Rand 7.0743, based on a spot rate of Rand 7.00. On January 31, 2008 the forward cover of $40.0 million was extended to April 30, 2008 at an average rate of Rand 7.3101 based on a spot rate of Rand 7.1650.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On October 4, 2007, Gold Fields made an additional forward purchase of $50.0 million to hedge foreign currency exposures. The average rate to November 21, 2007 was 6.9949, based on a spot rate of Rand 6.9474. The contract was extended for a further two months on November 21, 2007 to January 22, 2008 at an average rate of Rand 6.7899, based on a spot rate of Rand 6.72. On January 22, 2008 the forward cover was extended to April 22, 2008 at an average rate of Rand 7.1543 based on a spot rate of Rand 7.0200.

In January 2008, the Board approved the funding of the balance of the budgeted construction expense of the Cerro Corona Project using available US dollar denominated credit facilities. As a result of this decision, the forward cover of $40.0 million and $50.0 million was not renewed and expired on April 30, 2008 and April 22, 2008 respectively. This resulted in a profit of $11.4 million.

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

Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of receivables, accounts payable and cash and cash equivalents are a reasonable estimate of their fair values due to the short-term maturity of such instruments. The investments in the environmental trust fund approximate fair value, as the monies are invested in short-term maturity investments. The listed investments are carried at market value. Long-term loans, except for the Mvela loan which is at a fixed interest rate, approximate fair value as they are subject to market based floating rates. On June 30, 2008 and 2007, the Mvela loan was fair valued based on applicable market rates.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The estimated fair values of the Group’s financial instruments are:

	June 30, 2008		June 30, 2007
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	253.7	253.7	326.4	326.4
Financial instruments	6.9	6.9	—	—
Receivables	280.1	280.1	297.7	297.7
Non-current investments	737.4	737.4	401.8	401.8
Financial liabilities
Long-term loans	564.2	566.9	1,211.8	1,245.2
Accounts payable and provisions	610.3	610.3	463.6	463.6
Financial instruments	—	—	10.8	10.8
Interest payable	29.2	29.2	34.7	34.7
Bank overdraft	2.7	2.7	3.3	3.3
Current portion of long-term loans	772.9	772.9	227.5	227.5

Derivative contracts as at June 30, 2008

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2008:

$/ZAR currency contracts

	Forward sales
Maturity date	$m Notional	ZARI = $ Strike Price
July 7, 2008	318.0	0.1274

The mark-to-market value of these contracts amounted to a gain of $6.9 million at June 30, 2008, which value is based on the prevailing interest rates and volatility at the time.

Derivative contracts as at June 30, 2007

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2007:

$/ZAR currency contracts

	Forward sales
Maturity date	$m Notional	ZARI = $ Strike Price
August 6, 2007	550.8	0.1365

The mark-to-market value of these contracts amounted to a loss of $10.8 million at June 30, 2007, which value is based on the prevailing interest rates and volatility at the time.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

19	ADDITIONAL CASH FLOW INFORMATION

(a)	Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in net cash provided by operating activities:

	2008 $’m	2007 $’m	2006 $’m
Interest paid	100.4	89.3	74.4

(b)	Non cash-items

Excluded from the statements of cash flows are the following:

i)	For the year ended June 30, 2008

The $43.1 million gain on mark-to-market of listed investments.

ii)	For the year ended June 30, 2007

The $65.8 million gain on mark-to-market of listed investments.

iii)	For the year ended June 30, 2006

The $52.0 million gain on mark-to-market of listed investments.

(c)	Acquisitions of subsidiaries

(i)	Acquisition of South Deep

The following information reflects the cashflow impacts of the acquisition of South Deep. See note 3(c).

2007 $’m
Total purchase consideration	2,188.3
Purchase consideration settled in shares	(1,217.8)
Purchase of shares in prior years	(116.6)
Insurance claim refund due to Barrick	(24.2)
Purchase consideration used to settle borrowings of BGSA	406.8

Purchase consideration settled in cash	1,236.5
Cash and cash equivalents in subsidiary acquired	(3.5)

Cash outflow on acquisition	1,233.0

The $1,233.0 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(ii)	Acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited

The following information reflects the cashflow impacts of the acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited. See note 3(d).

2007 $’m
Purchase consideration settled in cash	3.2
Inter-company loans advanced	2.1
Overdraft in subsidiary acquired	2.6

Cash outflow on acquisition	7.9

The $7.9 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.

(iii)	Acquisition of Bolivar Gold Corporation Inc

The following information reflects the cashflow impacts of the acquisition of Bolivar Gold Corporation Inc. See note 3(e).

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

The following information reflects the cashflow impacts of the acquisition of Sociedad Minera La Cima SA. See note 3(f).

2006 $’m
Purchase consideration settled in cash	40.5
Cash and cash equivalents in subsidiary acquired	—

Cash outflow on acquisition	40.5

The $40.5 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

20	COMMITMENTS

	2007	2006
	$’m	$’m
Capital expenditure
Authorized	2,091.8	2,075.5
Contracted for	167.5	207.0
Other guarantees	39.6	43.0

Guarantees consist of (a) $33.9 million (comprising a loan of $18.8 million and interest of $15.1 million) to the Public Investment Commissioners (“PIC”) with regard to the Mvela Loan, (b) $2.3 million to New Africa Mining Fund (“NAMF”) and (c) $3.4 million for numerous other obligations. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. The Group also provides environmental obligation guarantees with respect to its Ghanaian and Australian operations. These guarantees, amounting to $27.1 million at June 30, 2008, have not been included in the amount of guarantees of $39.6 million because they are fully provided for under the asset retirement obligation.

Under the PIC agreement, the Company has effectively guaranteed a loan of R150.0 million ($18.8 million) made by the PIC to certain lenders to Mvela, at an interest rate of 14.25%. Under the terms of the agreement, the PIC has the right to require the Company to assume all its rights and obligations under this loan together with its underlying security. The PIC is obliged to pay the Company a guarantee fee equal to 3.75% per annum on the date the loan is repaid.

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

The Group had unused lines of credit available amounting to $371.3 million (R3.0 billion) at June 30, 2008 (2007: $420.0 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

23	RELATED PARTY TRANSACTIONS

New Africa Mining Fund

John G Hopwood, a non-executive director of Gold Fields Limited, is a Trustee of New Africa Mining Fund and is the Chairman of the New Africa Mining Fund Investment Committee. Gold Fields has been instrumental in the formation of the New Africa Mining Fund and is a significant investor in the fund. The fund has as its objectives the promotion of black economic empowerment and the transformation of the South African mining industry by facilitating junior mining projects.

As at June 30, 2008 Gold Fields Limited had contributed net $4.0 million and had provided a commitment to fund $6.3 million.

Mvelaphanda Resources Limited

Tokyo MG Sexwale, a non-executive director of Gold Fields Limited until November 2, 2007 was an executive director on the Board of Mvelaphanda Resources Limited (“Mvela”). Mvela is a broad based black economic empowerment consortium.

On July 10, 2002, the Group announced that it had granted Mvela participation rights, varying between a minimum of 5% and a maximum of 15% in any new Gold Fields precious metals exploration projects in Africa, beginning March 1, 2002. In consideration for the transaction Mvela was obligated to issue the Company with options to subscribe in tranches for ordinary shares, consisting of one ordinary share and one unsecured debenture issued by Mvela, in Mvela at a 10% premium to the five day weighted average trading price on the JSE. The Company was issued with 4,047,858 options under this arrangement. During fiscal 2008 the Company exercised 2,672,274 (2007: 1,375,584) of the options that had been issued and converted them to shares for an additional payment of R85 million ($11.7 million)(2007: $3.3 million). As at June 30, 2008, the Company had exercised all the Mvela options to subscribe for ordinary shares which were held by the Company. The shares are reflected under listed investments.

The term of the Mvela exploration agreement was five years. On August 21, 2007 the agreement expired in accordance with its terms.

The transaction with Mvela to acquire a 15% beneficial interest in the Group’s South African mining operations for a total cash consideration of R4.1 billion ($591.3 million) became effective on March 15, 2004. The Group has provided Mvela with vendor financing of R300.0 million ($47.6 million) comprising R200.0 million of preference shares and R100.0 million of ordinary shares on commercial terms in connection with the transaction.

Rand Refinery

Rand Refinery, in which the Company holds a 34.9% interest, has an agreement with the Group whereby it refines all the Company’s South African and Ghanaian operations gold production. The Group’s chief executive officer is currently a director of Rand Refinery and has held his directorship of Rand Refinery since July 10, 2000. The Company paid Rand Refinery $2.2 million, $1.3 million and $1.6 million in refining fees for the years ended June 30, 2008, 2007 and 2006, respectively. Refer to note 12—Non-current Investments for amounts owing by Rand Refinery to the Company as at June 30, 2008 and 2007, and the dividends received from Rand Refinery for the years ended June 30, 2008 and 2007.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On November 21, 2000, GFL Mining Services Limited (“GFLMS”) entered into an agreement with Rand Refinery in terms of which GFLMS acts as an agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields’ South African gold production. On June 1, 2004, GFLMS exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields’ South African gold production with effect from October 1, 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have had agreements with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

Absa Credit Facilities

Gill Marcus, a non-executive director of Gold Fields Limited, is the Chairperson of ABSA Group Limited and ABSA Bank Limited. On August 21, 2007, Gold Fields entered into a R500.0 million 364-day revolving credit facility (the “ABSA 1 Facility”) with ABSA Capital (a division of ABSA Bank Limited). On August 24, 2007, GFIMSA drew down R250.0 million under the ABSA 1 Facility. On December 28, 2007 GFIMSA drew down an additional R250.0 million. On June 24, 2008 the R500 million was repaid in full.

Subsequent to year end, R500.0 million was drawn down on the ABSA 1 Facility and was fully repaid on August 19, 2008. The ABSA 1 Facility expired on August 21, 2008 and on September 22, 2008, this facility was renegotiated as a short term facility expiring on October 21, 2008. With effect from November 11, 2008, this facility was renegotiated as a 364-day facility, expiring on November 10, 2009. No amounts were drawn under this facility as of November 17, 2008.

On January 31, 2008, GFIMSA, Gold Fields Operations, Orogen and GFLMS entered into a R1.0 billion 364-day revolving credit facility (the “ABSA 2 Facility”) with ABSA Capital. No amounts were drawn on this facility at June 30, 2008. Subsequent to year end, R1.0 billion was drawn down under the ABSA 2 Facility.

24	GEOGRAPHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented based on management’s reporting format. Management prepares its financial records in accordance with International Financial Reporting Standards (“IFRS”) and reconciled IFRS information is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: in South Africa the Driefontein division, the Kloof division, the Beatrix division and the South Deep mine, in Ghana the Tarkwa and Damang mines, Australia, Venezuela and Peru, starting in fiscal 2008. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2008
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	756.8	660.9	359.7	184.6	531.5	160.4	511.1	41.2	—	—	—	3,206.2
Operating costs(1)	(403.4)	(370.0)	(237.2)	(173.8)	(283.2)	(118.1)	(323.9)	(26.3)	—	—	(120.4)	(2,056.3)
Gold inventory change(2)	—	—	—	—	4.9	10.6	(27.3)	(1.2)	—	—	19.4	6.4

Operating profit	353.4	290.9	122.5	10.8	253.2	52.9	159.9	13.7	—	—	(101.0)	1,156.3
Amortization and depreciation	(75.4)	(81.3)	(40.2)	(31.9)	(45.6)	(13.9)	(106.7)	(2.5)	—	(21.2)	18.2	(400.5)

Net operating profit/(loss	278.0	209.6	82.3	(21.1)	207.6	39.0	53.2	(11.2)	—	(21.2)	(82.8)	755.8
Exploration expenditure	—	—	—	—	—	—	—	(1.2)	—	(45.1)	(6.5)	(39.8)
Other items as detailed in the statement of operations	(14.0)	(10.4)	(8.2)	(11.7)	0.1	—	9.4	(3.2)	—	176.7	(13.9)	124.8
Current taxation	(68.9)	(44.5)	(0.2)	—	(45.6)	(7.5)	(12.7)	(0.7)	—	(15.0)	—	(195.1)
Deferred taxation	(25.5)	(24.3)	(28.2)	13.2 *	(14.3)	(5.6)	(13.1)	0.1	—	25.7	(4.0)	(76.1)

Profit/(loss) after taxation	169.6	130.4	45.7	(19.7)	147.8	25.9	36.8	5.0	—	121.1	(93.0)	569.6

*	Indicative as tax is provided in the holding companies of South Deep.

	Fiscal year ended June 30, 2008
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives / Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Balance Sheet
Total assets	935.0	747.9	341.9	138.9	745.9	139.6	962.6	—	808.5	3,044.3	157.3	8,021.9
Total liabilities excluding deferred tax	220.6	175.0	78.3	74.6	125.7	25.4	135.8	—	386.2	645.1	455.6	2,322.3
Deferred tax liability/ (asset)	202.2	195.9	59.6	—	113.8	17.9	86.5	—	3.0	(1.2)	46.4	724.1

Capital expenditure	139.8	123.5	79.3	107.9	212.0	28.1	141.0	9.6	348.4	59.9	(95.1)	1,154.4

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$41.0 million, Environmental rehabilitation—$12.0 million and Employee termination costs—$16.2 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2007
	South Africa				Ghana		Australia	Venezuela
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives / Agnew	Choco 10	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	648.2	587.1	344.9	107.9	444.8	119.5	446.8	36.0	—	—	2,735.2
Operating costs(1)	(371.0)	(352.2)	(215.4)	(100.0)	(248.9)	(88.0)	(277.9)	(40.1)	—	(74.0)	(1,767.5)
Gold inventory change(2)	—	—	—	(1.8)	17.0	(1.4)	15.4	4.9	—	(20.2)	13.9

Operating profit	277.2	234.9	129.5	6.1	212.9	30.1	184.3	0.8	—	(94.2)	981.6
Amortization and depreciation	(67.2)	(75.7)	(41.7)	(19.8)	(40.6)	(4.9)	(142.5)	(5.4)	(19.1)	28.7	(388.2)

Net operating profit/(losses)	210.0	159.2	87.8	(13.7)	172.3	25.2	41.8	(4.6)	(19.1)	(65.5)	593.4
Exploration expenditure	—	—	—	—	—	—	—	—	(40.9)	(6.5)	(47.4)
Other items as detailed in the statement of operations	(0.5)	(3.7)	(4.5)	3.2	(0.5)	—	22.8	1.9	(52.5)	(30.6)	(64.4)
Current taxation	(47.5)	(12.8)	(0.1)	—	(37.1)	(4.4)	(20.3)	(1.7)	1.2	—	(122.7)
Deferred taxation	(22.5)	(32.9)	(31.7)	4.2 *	(17.8)	(4.8)	(2.8)	(1.1)	13.7	9.1	(86.6)

Profit/(loss) after taxation	139.5	109.8	51.5	(6.3)	116.9	16.0	41.5	(5.5)	(97.6)	(93.5)	272.3

*	Indicative as tax is provided in the holding companies of South Deep.

	Fiscal year ended June 30, 2007
	South Africa				Ghana		Australia	Venezuela
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives / Agnew	Choco 10	Corporate and other	Reconciling items	Group Consolidated
Balance Sheet
Total assets	854.5	697.2	308.7	144.3	523.4	102.8	816.9	110.9	4,191.6	275.7	8,026.0
Total liabilities excluding deferred tax	219.0	192.9	90.5	39.7	66.6	20.4	114.4	28.9	952.0	506.2	2,230.6
Deferred tax liability/ (asset)	200.4	194.5	38.0	—	99.5	12.3	64.2	(1.8)	229.3	40.7	877.1

Capital expenditure	113.2	107.8	82.3	39.4	107.7	31.7	104.4	22.9	237.3	(49.7)	797.0

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$38.4 million, Environmental rehabilitation—$6.4 million and Employee termination costs—$4.9 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2006
	South Africa			Ghana		Australia	Venezuela
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St Ives / Agnew	Choco 10	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	599.9	479.3	312.9	373.0	123.1	377.0	16.8	—	—	2,282.0
Operating costs(1)	(378.1)	(356.3)	(219.5)	(211.7)	(77.6)	(236.3)	(8.8)	—	(57.4)	(1,545.7)
Gold inventory change(2)	—	—	—	5.1	(2.7)	6.4	0.4	—	(0.4)	8.8

Operating profit	221.8	123.0	93.4	166.4	42.8	147.1	8.4	—	(57.8)	745.1
Amortization and depreciation	(70.5)	(72.6)	(39.0)	(37.5)	(3.9)	(82.0)	(2.1)	(16.5)	(29.2)	(353.3)
Net operating profit/(losses)	151.3	50.4	54.4	128.9	38.9	65.1	6.3	(16.5)	(87.0)	391.8

Exploration expenditure	—	—	—	—	—	—	—	(38.7)	(0.6)	(39.3)
Other items as detailed in the statement of operations	(6.7)	(3.6)	(6.5)	0.7	0.9	1.4		10.6	(40.2)	(43.4)
Current taxation	(31.5)	—	—	(26.0)	(8.3)	(9.3)	(3.0)	(12.2)	—	(90.3)
Deferred taxation	(12.4)	(13.9)	(18.9)	(5.8)	(4.3)	(17.9)	—	3.4	49.5	(20.3)

Profit/(loss) after taxation	100.7	32.9	29.0	97.8	27.2	39.3	3.3	(53.4)	(78.3)	198.5

	Fiscal year ended June 30, 2006
	South Africa			Ghana		Australia	Venezuela
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St Ives / Agnew	Choco 10	Corporate and other	Reconciling items	Group Consolidated
Balance Sheet
Total assets	526.3	421.3	186.9	387.8	84.5	635.4	111.4	1,904.1	(158.0)	4,099.7
Total liabilities excluding deferred tax	173.2	152.5	80.3	53.1	17.9	77.1	22.3	242.2	449.8	1,268.4
Deferred tax liability/ (asset)	171.0	155.3	5.9	81.7	7.5	52.8	—	272.9	34.7	781.8

Capital expenditure	84.9	75.4	69.9	46.8	25.6	71.0	5.3	34.0	(35.8)	377.1

(1)	Operating costs for management reporting purposes: Corporate expenditure—$21.9 million, Environmental rehabilitation—$8.6 million and Employee termination costs—$9.1 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following provides a breakdown of the reconciling items for each line item presented.

		2008	2007	2006
		$’m	$’m	$’m
Operating costs
Exploration costs (on-mine exploration)	(k)	(25.8)	(15.7)	(8.2)
Provision for rehabilitation	(m)	2.9	2.1	(1.0)
Cut-backs	(j)	(67.1)	(47.3)	(26.8)
Deferred stripping	(p)	(30.4)	(13.1)	(21.4)

		(120.4)	(74.0)	(57.4)

Gold inventory
Inventory	(r)	18.4	(10.7)	(0.4)
Inventory stockpiles	(v)	1.0	(9.5)	—

		19.4	(20.2)	(0.4)

Amortization and depreciation
Business combination—formation of Original Gold Fields	(a)	(7.8)	(8.9)	(22.3)
Business combination—formation of Gold Fields	(b)	(3.4)	(3.5)	(3.9)
Business combination—purchase of St. Ives and Agnew	(c)	1.0	1.6	1.9
Business combination—purchase of Abosso	(d)	0.2	0.3	0.4
Amortization of reserves	(h)	(3.7)	(7.6)	(13.0)
Cut-backs	(j)	14.1	3.0	0.2
Amortization—inclusion of future costs	(i)	18.2	9.5	6.5
Amortization—cut-off between development and production	(w)	—	34.0	—
Provision for rehabilitation	(m)	(0.4)	0.3	1.0

		18.2	28.7	(29.2)

Exploration expenditure
Exploration costs	(k)	6.5	(6.5)	(0.6)

		6.5	(6.5)	(0.6)

Other items as detailed in the statement of operations
Post-retirement health care costs	(o)	1.1	(1.4)	(0.1)
Share-based compensation	(l)	—	—	(0.9)
Impairment of assets	(g)	(4.4)	—	–
Mvelaphanda transaction—interest paid	(t)	(51.4)	(46.8)	(47.4)
Mvelaphanda transaction—debt issuance cost	(t)	(0.9)	(0.9)	(0.9)
Mvelaphanda transaction—profit on close out of hedge	(t)	8.1	8.2	9.2
Interest capitalization	(u)	26.4	13.3	—
Profit on disposal of Choco 10	(q)(e)	7.1	—	—
Other		0.1	(3.0)	(0.1)

		(13.9)	(30.6)	(40.2)

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

		2008	2007	2006
		$’m	$’m	$’m
Total liabilities excluding deferred income and mining taxes
Provision for rehabilitation	(m)	(35.7)	(0.6)	1.1
Post-retirement health care costs	(o)	4.9	6.7	5.0
Mvelaphanda transaction—debt issuance cost	(t)	4.0	4.5	4.3
Mvelaphanda transaction—fair value hedge accounting	(t)	5.5	14.4	21.7
Mvelaphanda transaction—classification of instrument	(t)	306.7	343.2	330.3
Mvelaphanda transaction—interest paid	(t)	170.2	138.0	87.5

		455.6	506.2	449.9

Total assets
Business combination—formation of Original Gold Fields	(a)	(9.1)	(3.3)	6.0
Business combination—formation of Gold Fields	(b)	42.7	51.2	52.7
Business combination—purchase of St. Ives and Agnew	(c)	(3.5)	(4.8)	(6.2)
Business combination—purchase of Abosso	(d)	(1.4)	(1.8)	(2.0)
Business combination—purchase of Bolivar	(e)	—	(79.7)	(52.0)
Business combinations—purchase of South Deep	(f)	515.9	521.3	(11.8)
Mvelaphanda transaction—debt issuance costs	(t)	0.6	1.6	2.4
Cut-backs	(j)	(124.3)	(70.8)	(26.6)
Impairment of assets	(g)	109.4	129.3	124.3
Amortization of reserves	(h)	(85.4)	(72.1)	(55.2)
Amortization—inclusion of future costs	(i)	50.2	27.2	14.6
Amortization—cut off between development and production	(w)	41.5	36.7	—
Exploration costs	(k)	(164.5)	(138.7)	(104.8)
Provision for rehabilitation	(m)	(37.7)	(5.8)	(6.5)
Investments in equity investees	(n)	(68.9)	(3.9)	(2.6)
Deferred stripping	(p)	(99.8)	(62.2)	(41.7)
Inventory	(r)	8.5	(9.5)	1.8
Impairment of Agnew	(s)	(48.6)	(43.0)	(37.1)
Interest capitalization	(u)	40.1	13.5	—
Inventory stockpiles	(v)	(8.4)	(9.5)	—

		157.3	275.7	(144.7)

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Notes to the reconciliation of segment information to the historical financial statements

(a)	Business combination—formation of Original Gold Fields

For management reporting purposes, the formation of Original Gold Fields was accounted for as a uniting-of-interests. Under U.S. GAAP, the Company accounted for the assets and liabilities acquired from Gold Fields of South Africa Limited at historical cost, and the assets and liabilities acquired from Gencor and outside shareholders as a purchase.

(b)	Business combination—formation of Gold Fields

For management reporting purposes, the difference between the purchase price and net asset value of acquired assets that arose on this transaction was set-off against shareholders’ equity. Under U.S. GAAP, the excess purchase price was capitalized to property, plant and equipment and is being amortized over its useful life.

(c)	Business combination—purchase of St. Ives and Agnew

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under U.S. GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

(d)	Business combination—purchase of Abosso

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under U.S. GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

(e)	Business combination—purchase of Bolivar

For management reporting purposes, the entire interest acquired was fair valued upon gaining a controlling interest. Under U.S. GAAP, only the additional interest acquired was fair valued. In addition, U.S. GAAP requires retrospective equity accounting from the date the interest is acquired until the Group obtains control and the investment becomes a subsidiary. For management reporting purposes no retrospective equity accounting was applied.

(f)	Business combinations—purchase of South Deep

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under U.S. GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

For management reporting purposes, the entire interest acquired in South Deep was fair value upon gaining a controlling interest. Under U.S. GAAP, only the additional interest acquired was accounted for at fair value; assets acquired before obtaining control are stated at historical carrying amounts. In addition, U.S. GAAP requires retrospective equity accounting from the date the interest is acquired until the Group obtains control and the investment becomes a subsidiary. For management reporting purposes no retrospective equity accounting is applied.

For management reporting purposes, any excess arising over the purchase price paid and the fair value of the net identifiable assets and liabilities acquired for additional interests in subsidiaries from minority

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

shareholders are recorded directly in equity (‘economic entity model’). Under U.S. GAAP, any excess over the purchased price paid and the fair value of the net identifiable assets and liabilities are recorded as goodwill (‘parent company model’).

(g)	Impairment of assets

Different impairment changes were recorded for management reporting purposes than those recognized under U.S. GAAP due to the recording of differing carrying values on acquisitions (see footnotes (a)-(f)). In addition, prior to fiscal 2003, impairment charges were recorded for management purposes based on discounted cash flows, but not recorded under U.S. GAAP, since the undiscounted cash flows exceeded the carrying amounts of the assets under U.S. GAAP.

(h)	Amortization of reserves

For management reporting purposes, a portion of ore resources at the Australian operations, based on the philosophy of “endowment”, is used for calculating depreciation and amortization. Under U.S. GAAP, depreciation and amortization is calculated based upon existing proven and probable reserves.

(i)	Amortization—inclusion of future costs

For management reporting purposes, future mine development costs are included in mining assets in calculating depreciation and amortization. Under U.S. GAAP, future development costs are not included in the calculation of depreciation and amortization.

(j)	Cut-backs

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

For management reporting purposes, exploration costs are capitalized from the date the drilling program confirms sufficient evidence of mineralization to proceed with a feasibility study. Under U.S. GAAP, exploration costs are capitalized from the date a bankable feasibility study is completed.

(l)	Share-based compensation

For management reporting purposes, share-based compensation expense is recognized on a fair value basis for all grants subsequent to November 7, 2002 but that were unvested on July 1, 2005. Under U.S. GAAP, subsequent to June 30, 2005 the company recognized share-based compensation expense for the fair value of options granted subsequent to June 30, 2005. Prior to July 1, 2005, under U.S. GAAP, the Company recognized share-based compensation expense based upon the difference between the option grant price and the market price at the date of grant or modification.

(m)	Provision for rehabilitation

(i)	Amortization of rehabilitation asset

The rehabilitation asset’s carrying value for management reporting purposes is different to that under U.S. GAAP, which results in a different amortization charge.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(ii)	Revisions to the asset retirement obligation

For management reporting purposes, all changes in the carrying amount of the obligation are recognized as an increase or decrease in the carrying amount of the associated capitalized retirement cost. Due to differences in the capitalized retirement cost between management reporting and U.S. GAAP, differences could arise. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and the associated capitalized retirement cost for U.S. GAAP.

In addition, the current discount rate is applied to measure the retirement obligation for management reporting purposes. Under U.S. GAAP any decreases in the asset retirement obligation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing asset retirement obligation, and should be measured at the historical discount rate used to measure the initial asset retirement obligation.

(n)	Investments in equity investees

For management reporting purposes an equity investment exceeding a 20% shareholding was treated as an available-for-sale investment prior to fiscal 2003. Under U.S. GAAP this investment was accounted for under the equity method since acquisition.

In addition, for management reporting purposes, Gold Fields’ share of an equity investee’s losses in fiscal 2008 was based on the latest available results of the equity investee at the time of preparation of the management report (results through March 31, 2008). Under U.S. GAAP, Gold Fields’ share of the equity investee’s losses was based on results of the equity investee through June 30, 2008.

Under U.S. GAAP, Gold Fields also recorded an impairment of an investment in an equity investee at June 30, 2008. No similar impairment loss was recognized for management reporting purposes due to differences in the impairment model for an equity investee compared to U.S. GAAP, as well as the continued decline in the market value of the investment subsequent to the preparation of the management report.

(o)	Post-retirement health care costs

For management reporting purposes, only the employer’s contribution liability is accounted for. Under U.S. GAAP, the liability includes certain employees’ cross subsidy liabilities.

(p)	Deferred stripping

For management reporting purposes, the Company defers the waste stripping costs in excess of the expected average pitlife stripping ratio. Under U.S. GAAP, waste stripping costs are considered costs of the extracted minerals and recognized as a component of inventory to be recognized in production costs exclusive of depreciation and amortization in the same period as the revenue from the sale of inventory.

(q)	Profit on disposal of Choco 10

The carrying value of assets and liabilities for management reporting purposes is different to that under U.S. GAAP, which results in a different profit on disposal. See footnote (e), Business combination—purchase of Bolivar.

(r)	Inventory

Under U.S. GAAP additional amortization, waste normalization and cut backs expensed are included in the cost of inventory produced. No such absorption of costs occurred for management reporting purposes.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Additionally, for management reporting purposes, no adjustment is required to record inventory at net realizable value. Under U.S. GAAP, due to the impact of the amortization adjustments on the inventory valuation, an adjustment is required to record inventory at net realizable value.

(s)	Impairment of Agnew

For management reporting purposes the Agnew mine was not determined to be impaired. Under U.S. GAAP the Agnew mine was determined to be impaired and an impairment charge was recognized.

(t)	Mvelaphanda transaction

•	Classification of instrument

For management reporting purposes the Mvela loan is split between a debt component and an equity component. Under U.S. GAAP the Mvela loan is classified as debt.

•	Interest paid

Due to the classification of the Mvela loan as debt under U.S. GAAP, additional interest is charged to the income statement.

•	Debt issuance cost

For management reporting purposes debt issuance cost is set off against debt. Under U.S. GAAP debt issuance cost is recorded as a deferred cost within accounts receivable.

•	Fair value hedge accounting

For management reporting purposes only the amortizing swap is treated as a fair value hedge in relation to the debt component of the Mvela loan. Under U.S. GAAP both the amortizing and accreting swap are treated as a fair value hedge as the entire loan is classified as debt.

•	Profit on close out of hedge

For management reporting purposes the profit on close-out of the interest rate swaps was accounted for in earnings at the time the swaps were closed out. Under U.S. GAAP the profit is deferred and amortized to earnings over the life of the hedged item.

(u)	Interest capitalization

For management reporting purposes, borrowing costs are capitalized to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other that funding the operations of the Group. Under U.S. GAAP, total outstanding debt financing is taken into account in calculating the amount of borrowing cost to be capitalized.

(v)	Inventory stockpiles

For management reporting purposes, previous impairment charges writing down stockpiles to net realizable values are reversed when the net realizable rises above the original cost. Under U.S. GAAP, the net realizable value is deemed the new base cost and impairment charges are not reversed.

(w)	Amortization-cut-off between development and production

For Group reporting purposes, the cut-off point between the development phase of mining and the production phase of mining is determined when the operation reaches a predetermined cut-off point of commercial levels of production. Costs are capitalized during the development phase of mining and expensed to working costs when the production phase commences. Under U.S. GAAP, the production phase commences when more than a de minimus amount of ore has been extracted from the ore body.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

25	SUBSEQUENT EVENTS

Randgold & Exploration summons

On August 21, 2008, Gold Fields Operations received a summons from Randgold and Exploration Company Limited (“Randgold”) and African Strategic Investment (Holdings) Limited. The summons claims that during the period that Gold Fields Operations was under the control of Brett Kebble, Roger Kebble and others, Gold Fields Operations was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by Randgold in Randgold Resources Limited (“Resources”) and Afrikander Lease Limited, now Uranium One.

Gold Fields Operations’s preliminary assessment is that it has strong defenses to these claims and accordingly, Gold Fields Operations’s attorneys have been instructed to vigorously defend the claims.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (approximately Rand 11 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by Gold Fields Operations to fund its operations (approximately Rand 519 million).

It should be noted that the claims lie only against Gold Fields Operations, whose only interest is a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to GFIMSA purchasing the company.

Reversion of Arctic Platinum Project to Gold Fields

On September 10, 2008 Gold Fields announced that the Arctic Platinum Project (“APP”) in Finland had reverted to Gold Fields after North American Palladium Limited (“NAP”), a Canadian platinum metals group producer, had declined to follow its rights in terms of a Letter of Intent entered into between the parties and announced on October 18, 2005 and an Acquisition and Framework Agreement subsequently entered into between the parties. In terms of the agreement Gold Fields and NAP formed a joint venture to further explore mining properties and possibly develop a mine at Gold Fields’ Arctic Platinum Project, located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. Gold Fields also granted an option to NAP to acquire up to a 60% undivided interest in the Project. NAP’s option to acquire its interest in APP was subject to NAP undertaking approved expenditure on the Project of approximately $12.5 million, and making a decision to develop a mine at the property, prior to the expiry of the option period on August 31, 2008.

During the option period NAP was the operator of the project. NAP has informed Gold Fields that it will not follow its rights in terms of the agreement and therefore the option has expired and the agreement has been terminated. With effect from September 1, 2008, Gold Fields has therefore again taken full control and management of APP and will explore ways in which to realize value for its shareholders from this asset.

Sale of Biox®

On October 2, 2008, Gold Fields entered into an agreement with Bateman Engineering N.V., or Bateman Engineering, to sell its Biox® Technology Business to Bateman Engineering for a net cash consideration of $8.8 million. The Biox® business is the owner of a proprietary and patented technology, known as the Biox® process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. Included in the sale is a second technology called ASTER (Activated Sludge Tailings Effluent Remediation), currently in development, for the efficient removal of thiocyanate and

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

cyanide from leach solutions. Gold Fields chose to dispose of this business as it does not form part of its core business activities. The transaction is conditional, among other things, upon the approval of the South African Reserve bank.

Decline in Value of Investment in Rusoro

As part of the proceeds on disposal of its assets in Venezuela on November 30, 2007, Gold Fields received 140 million shares in Rusoro, a junior gold producer listed on the TSX Venture Exchange. Gold Fields accounts for its 36% investment under the equity method and, due to the decrease in market value of the investment since acquisition, also recorded an impairment of $61.3 million on June 30, 2008. See note 12(d). Subsequent to year-end, the market value of the investment in Rusoro continued to decline, and amounted to $36.2 million on November 14, 2008. This represents a further decrease of $129.5 million in the market value of the investment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated November 17, 2008 appearing elsewhere in this Annual Report on Form 20-F also included an audit of the financial statement schedule listed in Item 18 of this Annual Report on Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

November 17, 2008

S-1

Schedule 1—Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Deduction	Arising on acquisition of subsidiaries	Foreign currency translation adjustment	Balance at end of period
Year ended June 30, 2008
Valuation allowance	155.8	34.0	(4.2)	—	0.8	186.4
Year ended June 30, 2007
Valuation allowance	92.1	20.5	(3.8)	44.1	2.9	155.8
Year ended June 30, 2006
Valuation allowance	84.9	4.7	—	—	2.5	92.1

S-2