Form 20-F
period 2009-06-30
GOLD FIELDS LTD
filed 2009-12-03
CIK 1172724

As filed with the Securities and Exchange Commission on December 3, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2009

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

150 Helen Road

Sandown, Sandton, 2196

South Africa

011-27-11-562-9700

(Address of principal executive offices)

Michael Fleischer

Executive Vice President—General Counsel

Tel: 011-27-11-562-9724

Fax: 011-27-11-562-9828

michael.fleischer@goldfields.co.za

150 Helen Road

Sandown, Sandton, 2196

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

704,749,849 ordinary shares of par value Rand 0.50 each

50 Redeemable Preference Shares of Rand 0.01 each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒     No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

The Worldwide Locations of Gold Fields’ Operations

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

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2009 (Rand 8.06 per $1.00 as of June 24, 2009), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 9.01 per $1.00 for the year ended June 30, 2009).

In this annual report, Gold Fields presents the financial items “total cash costs,” “total cash costs per ounce”, “total production costs” and “total production costs per ounce,” which have been determined using industry standards promulgated by the Gold Institute and are not U.S. GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data,” “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.”

In this annual report Gold Fields also presents the financial items “operating costs” and “notional cash expenditure”, or NCE. Operating costs and NCE have been determined by Gold Fields on the basis of internally developed definitions and are not U.S. GAAP measures. Gold Fields defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation—Gold Fields defines NCE as operating costs plus additions to property plant and equipment. See “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.” An investor should not consider these items in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Operating costs and NCE as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

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

In this annual report, all references to the “DMR” are references to the South African Department of Mineral Resources, the government body responsible for regulating the mining industry in South Africa, or to its predecessor entity, the Department of Minerals and Energy which was split into the Department of Mineral Resources and the Department of Energy in July 2009, as applicable.

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. In order to facilitate a better understanding of these descriptions, this annual report contains a glossary defining a number of technical and geological terms. See “Information on the Company—Glossary of Mining Terms.”

This annual report contains references to “serious injury frequency rates” at each Gold Fields mining operation. The serious injury frequency rate is not comparable across Gold Fields’ operations and may not be comparable with similarly titled measures of other companies. In particular, the serious injury frequency rate for South African operations includes only those lost time injuries where the injured employee does not return to work within 14 days of the injury; whereas the serious injury frequency rate for Ghanaian and Peruvian operations includes both medically treated injuries and those lost time injuries where an employee is unable to attend any single shift due to a work-related injury; and lastly, the serious injury frequency rate for the Australian operations includes all lost time injuries where an employee is unable to attend any single shift due to a work-related injury.

In this annual report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$,” “U.S.$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars and “CAD” refers to Canadian dollars.

In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz,” and ore grades are provided in grams per metric ton, which are referred to as “grams per ton” or “g/t.” All references to “tons” or “t” in this annual report are to metric tons. All references to “gold” include gold and gold equivalent ounces, as applicable. See “Information on the Company—Glossary of Mining Terms” for further information regarding units of measurement used in this annual report and a table providing rates of conversion between different units of measurement.

In this annual report, except where otherwise noted, all production and operating statistics are based on Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana and from the Cerro Corona mine in Peru which is attributable to the minority shareholders in those mines. This annual report contains references to “gold equivalent ounces” which are quantities of metals (such as copper) expressed as amounts of gold using the prevailing prices of gold and the other metals. To calculate this, the accepted total value of the metal based on its weight and value is divided by the accepted value of one troy ounce of gold.

Certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 8.06 per $1.00 and A$1.00 per $0.798, which were the closing rates on June 24, 2009. By including the U.S. dollar equivalents, Gold Fields is not representing that the Rand or Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

Information on South Deep, Western Areas and BGSA

This annual report contains certain information relating to Western Areas Limited (now known as Gold Fields Operations Limited), or Western Areas, Barrick Gold South Africa (Pty) Limited, or BGSA (now known as GFI Joint Ventures Holding (Pty) Limited, or GFI Joint Ventures), and the South Deep gold mine, or South Deep, including information contained in “Risk Factors,” “Information on the Company,” “Operating and Financial Review and Prospects” and “Additional Information.” This information, as it relates to information regarding South Deep, Western Areas and BGSA in the period before Gold Fields’ acquisition of these entities, has been compiled from information published by Western Areas, including information filed with JSE Limited, or JSE, and certain due diligence materials made available to Gold Fields by Western Areas and Barrick Gold Corporation, or Barrick, and has not been commented on by any representative of Western Areas or Barrick. Gold Fields has sought to ensure that the information presented has been accurately reproduced from these sources. However, Gold Fields is otherwise unable to confirm that the information relating to Western Areas, South Deep and BGSA is in accordance with the facts and does not omit anything likely to affect the import of the information.

A portion of Gold Fields’ proven and probable reserves for South Deep are based on the pre-acquisition South Deep operation reserve figures as declared for December 2005 by an independent review panel, or IRP, for the Barrick Gold-Western Areas Joint Venture between BGSA (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas. However, a significant portion of the June 30, 2009 South Deep reserves now take into account new estimation and mine design work on the Upper Elsburg Reefs completed during fiscal 2009 in accordance with Gold Fields’ standards and procedures. 50% of the total reserve ounces relate to the current mining area, or the Current Mine, and the area below the Current Mine and above infrastructure, or Phase 1, north of the Wrench Fault and also Phase 1 south of the Wrench Fault (above infrastructure). 50% of the total reserve ounces relate to Phase 2, being the South Shaft/Old Mine and the Ventersdorp Contact Reef, or the VCR. The 50% relating to the Current Mine, Phase 1 north of the Wrench Fault and Phase 1 south of the Wrench Fault (above infrastructure) have been remodeled and designed. Due to no further information being available at this stage, the remaining deeper portion of the reserves continue to be based on the pre-acquisition figures, as declared by the IRP, as described above.

Gold Fields is presently undertaking a surface drilling exploration program that Gold Fields expects will provide additional technical information on the geological structure, sedimentology, facies characteristics and tenor of the Ventersdorp Contact Reef, or the VCR, and Upper Elsburg Reefs in the area below current infrastructure to the southern boundary of the mining area, or Phase 2. When the surface drilling exploration program is completed, Gold Fields expects the additional information will provide for enhanced resource modeling of the Phase 2 ground and will increase confidence levels with regard to in situ facies geometry, reef grades and tonnages. See also “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

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

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	the ability to achieve anticipated cost savings at existing operations;

•	the success of exploration and development activities;

•	decreases in the market price of gold or copper;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of work stoppages related to health and safety incidents;

•	the occurrence of labor disruptions and industrial actions;

•

the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields facilities and Gold Fields overall cost of funding;

•	changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and

•	political and social instability in South Africa, Ghana, Peru or regionally in Africa or South America.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for each of the three years ended June 30, 2009 and as of June 30, 2009 and 2008 have been derived from Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes. The selected historical consolidated financial data for each of the two years ended June 30, 2006, and as of June 30, 2007, 2006 and 2005 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below have been derived from financial statements which have been prepared in accordance with U.S. GAAP. The other Operating Data presented has been calculated as described in the footnotes to the table below:

	Year ended June 30,(1)(2)
	2005	2006	2007	2008	2009
	($ millions, unless otherwise stated)
Statements of Operations Data
Revenues	1,893.1	2,282.0	2,735.2	3,206.2	3,228.3
Production costs (exclusive of depreciation and amortization)	1,372.4	1,499.9	1,707.7	1,996.1	1,998.6
Depreciation and amortization	366.4	353.3	388.2	400.5	433.5
Corporate expenditure	22.5	21.9	38.4	41.0	35.5
Employment termination costs	13.7	9.1	4.9	16.2	21.0
Exploration expenditure	46.0	39.3	47.4	39.8	58.0
Impairment of assets	233.1	—	—	11.4	—
Shaft closure costs	—	—	—	3.3	(0.2)
Impairment of critical spares	2.8	—	—	—	—
(Decrease)/increase in post-retirement healthcare provision	(4.2)	(0.5)	1.3	(0.7)	3.4
Accretion expense on environmental rehabilitation	11.5	8.6	6.4	12.0	13.9
Share-based compensation	2.1	11.5	12.5	20.7	33.7
Harmony hostile bid costs	50.8	—	—	—	—
IAMGold transaction costs	9.3	—	—	—	—
Interest and dividends	29.2	26.8	26.8	31.2	24.9
Finance expense	(54.9)	(55.6)	(95.2)	(100.4)	(73.9)
Unrealized gain on financial instruments	4.9	14.6	15.4	—	—
Realized gain/(loss) on financial instruments	2.1	(9.1)	(10.7)	19.8	(1.3)
Realized (loss)/gain on foreign exchange	—	—	(15.1)	1.7	10.2
Profit on sale of property, plant and equipment	0.8	3.7	7.4	4.6	0.5
Profit/(loss) on disposal of subsidiaries	—	—	—	208.4	(0.3)
Profit/(loss) on disposal of listed investments	8.1	6.3	26.8	3.7	(16.1)
Impairment of listed investments	(7.7)	—	—	—	(16.0)
Profit on disposal of exploration rights	7.5	—	—	—	—
Other (expenses)/income	(4.3)	(16.5)	(2.2)	5.9	(7.7)

	Year ended June 30,(1)(2)
	2005	2006	2007	2008	2009
(Loss)/income before tax, impairment of investment in equity investee, share of equity investees’ (losses)/income and minority interests	(247.6)	309.1	481.6	840.8	551.2
Income and mining tax benefit/(expense)	85.8	(110.6)	(209.3)	(271.2)	(264.6)

(Loss)/Income before impairment of investment in equity investee, share of equity investees’ (losses)/income and minority interests	(161.8)	198.5	272.3	569.6	286.6
Impairment of investment in equity investee	—	—	—	(61.3)	(87.4)
Share of equity investees’ (losses)/income	(0.8)	(7.0)	0.3	(16.0)	(3.5)
Minority interests	(20.6)	(29.8)	(26.5)	(39.8)	(34.8)

Net (loss)/income	(183.2)	161.7	246.1	452.5	160.9
Basic (loss)/earnings per share ($)	(0.37)	0.33	0.44	0.69	0.24
Diluted (loss)/earnings per share ($)	(0.37)	0.33	0.44	0.69	0.24
Dividend per share (Rand)	0.70	0.80	2.00	1.60	1.50
Dividend per share ($)	0.11	0.13	0.28	0.22	0.17

Other Operating Data
Total cash costs per ounce of gold produced ($)(3)	302	338	394	505	538
Total production costs per ounce of gold produced ($)(4)	385	419	482	610	659
Notional cash expenditure per ounce of gold produced ($)(5)	416	441	596	822	763

Notes:

(1)	The data for each of the two years ended June 30, 2005 and 2006 has been adjusted due to a change in accounting policy in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized. Under this revised accounting policy, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Previously, at Gold Fields’ underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs and expensed as incurred.

(2)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. See Note 3(d) to Gold Fields’ audited consolidated financial statements included elsewhere in this annual report. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as minority interests. U.S. GAAP requires that, where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.

(3)

Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the

U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute provided a definition for the calculation of total cash costs, the calculation of total cash costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(4)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Changes in the currency exchange rate between the Bolivar and the U.S. dollar affected changes in total production costs per ounce until the sale of the Choco 10 mine on November 30, 2007. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute provided a definition for the calculation of total production costs, the calculation of total production costs per ounce may vary significantly among gold mining companies, and by itself does not necessarily provide a basis for comparison with other gold mining companies. See “Information on the Company—Glossary of Mining Terms—Total production costs per ounce.” For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2009, 2008, and 2007, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(5)	Gold Fields defines notional cash expenditure, or NCE, as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per equivalent ounce basis. Management considers NCE per equivalent ounce to be an important measure as it believes NCE per equivalent ounce provides more information than other commonly used measures, such as total cash costs per equivalent ounce, regarding the real cost to Gold Fields of producing an equivalent ounce of gold, reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that NCE per equivalent ounce is a useful indication of the cash Gold Fields has available to do things other than produce gold, such as paying taxes, repaying debt, funding exploration and paying dividends.

NCE per equivalent ounce is not a U.S. GAAP measure. An investor should not consider NCE or operating costs in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. NCE and operating costs as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies. For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

	As at June 30,(1)(2)
	2005	2006	2007	2008	2009
	($ millions, unless otherwise stated)
Balance Sheet Data
Cash and cash equivalents	503.7	217.7	326.4	253.7	357.5
Current portion of financial instruments	46.8	30.4	—	6.9	—
Receivables	119.9	148.7	297.7	280.1	383.5
Inventories	77.4	111.3	144.9	152.8	196.0
Material contained on heap leach pads	55.1	47.7	58.1	74.5	81.3

Total current assets	802.9	555.8	827.1	768.0	1,018.3
Property, plant and equipment, net	2,688.6	3,172.1	5,576.8	5,423.7	5,756.9
Goodwill	—	—	1,222.7	1,092.8	1,084.7
Non-current portion of financial instruments	32.4	—	—	—	—
Non-current investments	192.0	371.8	401.8	737.4	475.2

Total assets	3,715.9	4,099.7	8,028.4	8,021.9	8,335.1

Accounts payable and provisions	241.9	299.8	463.6	610.3	533.5
Current portion of financial instruments	—	—	10.8	—	1.7
Interest payable	32.6	29.8	34.7	29.2	14.4
Income and mining taxes payable	18.0	46.8	72.2	123.1	98.2
Current portion of long-term loans	—	0.3	227.5	772.9	317.8
Bank overdraft	—	—	3.3	2.7	9.7

Total current liabilities	292.5	376.7	812.1	1,538.2	975.3
Long-term loans	653.1	737.9	1,211.8	564.2	785.9
Deferred income and mining taxes	650.0	781.8	879.5	719.9	817.7
Provision for environmental rehabilitation	134.6	146.4	197.2	216.2	236.9
Provision for post-retirement healthcare costs	9.0	7.4	9.5	7.9	11.4
Other non-current liabilities	—	—	—	—	3.9
Minority interests	118.4	125.1	127.1	151.4	279.5
Share capital	43.7	43.9	54.8	54.9	57.7
Additional paid-in capital	1,797.9	1,827.6	4,459.8	4,490.4	4,944.2
Retained earnings	24.0	123.9	211.8	521.8	561.5
Accumulated other comprehensive (loss)/income	(7.3)	(71.0)	64.8	(243.0)	(338.9)
Total shareholders’ equity	1,858.3	1,924.4	4,791.2	4,824.1	5,224.5

Total liabilities and shareholders’ equity	3,715.9	4,099.7	8,028.4	8,021.9	8,335.1

	As at June 30,(1)(2)
	2005	2006	2007	2008	2009
	($ millions, unless otherwise stated)
Other Financial Data
Number of ordinary shares as adjusted to reflect changes in capital structure	492,294,226	494,824,723	652,158,066	653,200,682	704,749,849
Net assets	1,858.3	1,924.4	4,791.2	4,824.1	5,224.5

Notes:

(1)	The data as of June 30, 2005 and 2006 has been adjusted due to a change in accounting policy in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized. Under this revised accounting principle, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Previously, at Gold Fields’ underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs and expensed as incurred.

(2)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. See Note 3(d) to Gold Fields’ audited consolidated financial statements included elsewhere in this annual report. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as minority interests. U.S. GAAP requires that, where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high, low and period-end exchange rates of Rand for US Dollars, expressed in Rand per $1.00. For periods prior to December 31, 2008, the following tables express the exchange rates in terms of the noon buying rate in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York. As of December 31, 2008, the Federal Reserve Bank ceased publication of the noon buying rate and, as such, the exchange rates for fiscal 2009 are sourced from I-Net Bridge, being the closing rate at period end.

Year ended June 30,	Average(1)
2005	6.20	(1)
2006	6.42	(1)
2007	7.20	(1)
2008	7.30	(1)
2009	9.01	(2)
2010 (through November 30, 2009)	7.67	(2)

Notes:

(1)	The average of the noon buying rates on the last day of each full month during the relevant period as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
May 31, 2009	8.65	7.93
June 30, 2009	8.20	7.72
July 31, 2009	8.27	7.71
August 31, 2009	8.15	7.74
September 30, 2009	7.89	7.31
October 30, 2009	7.84	7.23
November 30, 2009	7.97	7.32

The closing rate for the Rand on November 30, 2009 as reported by I-Net Bridge was Rand 7.40 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on JSE Limited, or JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the New York Stock Exchange. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

Substantially all of Gold Fields’ revenues are derived from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Gold Fields has no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	actual, expected or rumored purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	speculative trading activities in gold;

•	the overall level of forward sales by other gold producers;

•	the overall level and cost of production by other gold producers;

•	international or regional political and economic events or trends;

•	the strength or weakness of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation; and

•	interest rates.

In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price. Central banks, financial institutions and individuals historically have held large amounts of gold as a store of value, and production in any given year historically has constituted a small portion of the total potential supply of gold. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. Pursuant to a gold sales agreement entered into by 15 European central banks, individual banks may sell up to 400 tons of gold per year and the International Monetary Fund has indicated that it may sell up to approximately 400 tons of gold and has already sold 200 tons of gold to the central bank of India. However, the effect on the market of these or any other gold sales is unclear.

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

Copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. A decline in copper prices, which have also fluctuated widely, could adversely affect the revenues and cashflows from the Cerro Corona mine.

Because Gold Fields does not use commodity or derivative instruments to protect against low gold prices with respect to its production, Gold Fields is exposed to the impact of any significant decline in the gold price.

As a general rule, Gold Fields sells its gold production at market prices. Gold Fields generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. In general, hedging reduces the risk of exposure to volatility in the gold price. Hedging also enables a gold producer to fix a future price for hedged gold that generally is higher than the then current spot price. To the extent that it does not generally use commodity or derivative instruments, Gold Fields will not be protected against decreases in the gold price and, if the gold price decreases significantly, Gold Fields runs the risk of reduced revenues in respect of gold production that is not hedged. See “Quantitative and Qualitative Disclosures About Market Risk.”

Gold Fields’ reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.

The ore reserves stated in this annual report represent the amount of gold and copper that Gold Fields estimated, as of June 30, 2009, could be mined, processed and sold at prices sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, prices and exchange rates, many of which are beyond Gold Fields’ control. In the event that Gold Fields revises any of these assumptions in an adverse manner, Gold Fields may need to revise its ore reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase, if gold or copper prices decrease or if the Rand or Australian dollar strengthens against the U.S. dollar, a portion of Gold Fields’ ore reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves. See “Information on the Company—Reserves of Gold Fields as of June 30, 2009.”

To the extent that Gold Fields seeks to expand through acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations.

In order to expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing and/or exploration companies or assets. Gold Fields’ success at making any acquisitions will depend on a number of factors, including, but not limited to:

•	negotiating acceptable terms with the seller of the business or equities to be acquired;

•	obtaining approval from regulatory authorities;

•	assimilating the operations of an acquired business in a timely and efficient manner;

•	maintaining Gold Fields’ financial and strategic focus while integrating the acquired business;

•	implementing uniform standards, controls, procedures and policies at the acquired business; and

•	operating in a new environment to the extent that Gold Fields makes an acquisition outside of markets in which it has previously operated.

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

In order to expand its operations and reserve base, Gold Fields may rely on its exploration program for gold and other metals associated with gold and its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and frequently is unsuccessful. Any exploration program entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields’ exploration efforts may not result in the discovery of gold or other metals associated with gold and any mineralization discovered may not result in an increase of Gold Fields’ reserves. If orebodies are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Gold Fields’ exploration program may not result in the replacement of current production with new reserves or result in any new commercial mining operations. Also, to the extent Gold Fields participates in the development of a project through a joint venture or any other commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals among the joint venture parties which could jeopardize the success of the project.

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

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. In particular, hazards associated with Gold Fields’ underground mining operations include:

•	rock bursts;

•	seismic events, particularly at the Driefontein, Kloof and South Deep operations;

•	underground fires and explosions, including those caused by flammable gas or in connection with blasting;

•	cave-ins or gravity falls of ground;

•	discharges of gases and toxic substances;

•	releases of radioactivity;

•	flooding;

•	electrocution;

•	falling from height;

•	accidents related to the presence of mobile machinery, including shaft conveyances and elevators;

•	ground and surface water pollution, including as a result of potential spillage or seepage from tailings dams;

•	sinkhole formation and ground subsidence;

•	human error; and

•	other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

Gold Fields’ South African operations may be more susceptible to certain of these risks because significant amounts of mining occur at deep levels of up to 3,500 meters below the surface.

Hazards associated with Gold Fields’ open pit mining operations include:

•	flooding of the open pit;

•	collapses of the open pit walls;

•	electrocution;

•	accidents associated with the operation of large open pit mining and rock transportation equipment;

•	accidents related to the presence of other mobile machinery;

•	accidents associated with the preparation and ignition of large-scale open pit blasting operations;

•	ground and surface water pollution, including as a result of potential spillage or seepage from tailings dams;

•	production disruptions due to weather; and

•	hazards associated with heap leach processing, such as groundwater and waterway contamination.

Hazards associated with Gold Fields’ rock dump and production stockpile mining and tailings disposal include:

•	accidents associated with operating a rock dump and production stockpile and rock transportation equipment;

•	production disruptions due to weather;

•	sinkhole formation and ground subsidence;

•	collapses of tailings dams; and

•	ground and surface water pollution, on and off site.

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

If Gold Fields experiences losses of senior management or is unable to hire and retain sufficient technically skilled employees, its business may be materially and adversely affected.

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team. There can be no certainty that the services of its senior management will continue to be available to Gold Fields. Any senior management departures could adversely affect Gold Fields’ efficiency, control over operations and results of operations.

During fiscal 2009, Gold Fields restructured its operations into four regions. See “Information on the Company—Strategy—Regional Delivery Model”. An important element of this restructuring is bolstering the technical skills base of each of the four regional management teams to provide additional resources and to provide for succession planning. The mining industry, including Gold Fields, continues to experience a global shortage of technically skilled employees. Gold Fields may be unable to hire or retain appropriate technically skilled employees or other management personnel, or may have to pay higher levels of compensation than it currently intends in order to do so. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel, it may not achieve the intended benefits of its regional restructuring, which could have an adverse effect on its results of operations and financial position.

Because gold is generally sold in U.S. dollars, while most of Gold Fields’ production costs are in Rand, Australian dollars and other non-U.S. dollar currencies, Gold Fields’ operating results or financial condition could be materially harmed by an appreciation in the value of these other currencies.

Gold is sold throughout the world principally in U.S. dollars, but Gold Fields’ costs of production are incurred principally in Rand, Australian dollars and other non-U.S. dollar currencies. As a result, any significant and sustained appreciation of any of these currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could adversely affect Gold Fields’ operating results or financial condition.

Economic, political or social instability in the countries or regions where Gold Fields operates may have an adverse effect on Gold Fields’ operations and profits.

Gold Fields has significant operations in South Africa, Ghana, Australia and Peru. As a result, changes or instability to the economic, political or social environment in any of these countries or in neighboring countries could affect an investment in Gold Fields.

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

The South African government has implemented laws aimed at alleviating and redressing the disadvantages suffered by citizens under previous governments. In the future, the South African government may implement new laws and policies, which in turn may have an adverse impact on Gold Fields’ operations and profits. In recent years, South Africa has continued to experience high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Gold Fields may have difficulties attracting and retaining qualified employees.

National elections took place in South Africa in April 2009. South Africa is a young democracy, with the election being only the fourth since the current political system was instituted. It is not certain what, if any, political, economic or social impact the elections will have in South Africa generally, or on Gold Fields specifically. Regional and national elections will take place in Peru in late 2010 and early 2011, respectively. It is not certain what, if any, political or economic impact the elections will have on Peru generally, or on Gold Fields specifically.

There has been an increase in union activity in many industries in the countries in which Gold Fields operates. Greater union activity may increase labor costs and the risk of strikes and may adversely affect Gold Fields’ financial position and results of operations. A number of unions in various industries have recently gone on strike in South Africa causing work stoppages and production losses. In Ghana, Gold Fields is currently negotiating with unions representing many of its employees and labor unions have recently undertaken strikes and “go slow” actions against other mining companies. The Australian federal government has introduced a new federal industrial relations system which increases the role and rights of unions in the workplace. Under the new system, the federal government has abolished the use of Australian Workplace Agreements and introduced a new collective bargaining framework that introduces “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution. See “Directors, Senior Management and Employees—Employees—Labor Relations—Australia.”

There has been regional political and economic instability in certain of the countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Gold Fields’ ability to manage and operate its South African operations. There has been local opposition to mine development projects in Peru. Notwithstanding the fact that Gold Fields was complying with the commitments it had made to the local communities, in mid-October 2006, there was an illegal blockade of the access road to the Cerro Corona site resulting in a temporary suspension of construction activities at the site for 30 days. The blockade was accompanied by demands for increased employment from local communities and increased use of local contractors. In addition, the Cerro Corona site is located near the Yanacocha mine which is operated by another company. The Yanacocha mine has also been the subject of local protests, including ones that blocked the road between the Yanacocha mine complex and the City of Cajamarca, which also affected access to the Cerro Corona site. There have also been protests against a Gold Fields joint venture exploration project in Peru. If Gold Fields experiences further opposition in connection with its operations in Peru, or if protests aimed at other mining operations affect operations at Cerro Corona, it could have a material adverse effect on Gold Fields’ financial condition and results of operations.

As a result of its disposal of its operations in Venezuela to Rusoro Mining Limited, or Rusoro, Gold Fields holds a stake in Rusoro valued at approximately $48.4 million as of June 30, 2009 and is therefore indirectly exposed to the risks of operating in Venezuela. Venezuela has experienced intense political and social turmoil in recent years and there can be no guarantee that Gold Fields’ stake in Rusoro will not lose some or all of its value.

Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition.

In South Africa, Gold Fields’ mining operations are dependent upon electrical power generated by the State utility, Eskom. Eskom holds a monopoly on power supply in the South African market. As a result of an increase in demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. On January 24, 2008, Gold Fields was forced to suspend all mining activity at its South African operations for several days, due to Eskom declaring force majeure and advising its Key Industrial Consumers, of which Gold Fields is one, that it could not guarantee the supply of electricity, forcing Gold Fields to reduce consumption to the minimum possible level. 50% of Gold Fields’ normal electrical consumption is required simply to pump, ventilate and refrigerate its South African operations. On January 28, 2008, the power supply was restored to 71% of total average consumption allowing Gold Fields to begin ramping up production at its South African operations. By mid-March 2008, the total power available to Gold Fields’ Driefontein and Kloof mines was approximately 95% of the historical average consumption profile, and at the Beatrix and South Deep mines the percentage was approximately 90%. However, there can be no assurance that power supplies can or will be maintained at this level. The determination of the historical average consumption profile remains under discussion with Eskom, while the Department of Energy finalizes rules regarding baseline adjustments and load growth. Eskom has increased power tariffs significantly, with announced average rises of approximately 33.6% for industrial customers. Gold Fields has experienced real increases in power tariffs of 36.0%, an increase in excess of the announced average for industrial customers as a result of structural changes made to the large power user tariffs and a limitation of 15% on the increase to certain residential tariffs. Gold Fields expects further significant additional increases during the next several years as Eskom embarks on an electricity generation capacity expansion program. While Eskom has applied to the National Energy Regulator of South Africa, or NERSA, for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, it is uncertain what level of increase will be granted by NERSA. The application is subject to a public comment period, in which Gold Fields has participated, which will end with public hearings in January 2010. Should Gold Fields experience any additional power outages or further power tariff increases or usage constraints, then its financial condition and results of operations may be adversely impacted. In fiscal 2009, power costs made up approximately 11.0% of the costs of production at the South African operations. See “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining.”

Gold Fields’ power needs in South Africa will increase as it builds up production at its South Deep mine. It has requested an additional allocation from Eskom and Eskom has indicated that the additional requested capacity will be granted. However, there can be no assurance that Gold Fields will receive all of the power it needs. Any failure to receive power allocation could have an adverse effect on Gold Fields’ ability to develop South Deep.

Gold Fields Ghana Limited, or Gold Fields Ghana, among other mining companies in Ghana, was asked by the state electricity supplier, the Volta River Authority, or VRA, in August 2006 to significantly reduce its electricity demand largely because of the low water reservoir level of the VRA’s Akosombo generating facility and concerns about its ability to meet future supply and demand at present consumption levels. The VRA subsequently raised the electricity tariff significantly. Since then, the power supply has stabilized and the tariff has been reduced. Although the VRA did not impose any power cuts, frequent power interruptions were experienced. The national utility remains reliant on hydropower for approximately 50% of its generation and there can be no assurance that there will not be new disruptions to the electricity supply in the future.

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

Giant tires, of the type used by Gold Fields for its large earthmoving equipment and trucks, are in short supply, and prices have risen recently and may continue to rise in the future. This shortage of tires for earthmoving vehicles is causing mining companies to review operating practices, to seek additional methods of preserving tire life and to examine alternative sources of tire supply. To the extent that Gold Fields is unable to procure an adequate supply of these tires, it may have to alter its mining plans, especially at its open pit operations, which could reduce its gold production and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields seek further SARB approval prior to applying any such funds to a specific use. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Exchange Controls.”

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

Gold Fields may be affected by certain labor laws that impose duties and obligations regarding worker rights, including rights regarding wages and benefits. For example, laws in South Africa impose monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies, while Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. There can be no assurance that existing labor laws will not be amended or new laws enacted to impose additional reporting or compliance obligations or further increase worker rights in the future. Any expansion of these obligations or rights, especially to the extent they increase Gold Fields’ labor costs, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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

In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Directors, Senior Management and Employees—Employees—Labor Relations—Ghana”, “Directors, Senior Management and Employees—Employees—Labor Relations—Australia” and “Directors, Senior Management and Employees—Employees—Labor Relations—Peru.”

Regulation of greenhouse gas emissions and climate change issues may adversely affect Gold Fields’ operations.

Energy is a significant input to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, natural gas and coal. There is a substantial weight of scientific evidence concluding that CO2 emissions from fossil fuel-based energy consumption contribute to global warming, greenhouse effects and climate change.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol. South Africa, Ghana, Australia and Peru have ratified the Protocol. The Australian Government’s plan of action on climate change includes the introduction of a national emissions trading scheme by 2010 and a mandatory renewable energy target of 20% by the year 2020. Elsewhere, there is current and emerging climate change regulation that will affect energy prices, demand and margins for carbon intensive products. From a medium- and long-term perspective, Gold Fields is likely to see an increase in costs relating to its energy-intensive assets and assets that emit significant amounts of greenhouse gases as a result of regulatory initiatives in countries in which it operates. These regulatory initiatives will be either voluntary or mandatory and may impact Gold Fields’ operations directly or by affecting its suppliers or customers. Inconsistency of regulations particularly between developed and developing countries may affect Gold Fields’ decision to pursue opportunities in certain countries and also may affect its costs of operations. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

The potential physical impacts of climate change on Gold Fields’ operations are highly uncertain, and would be particular to the geographic circumstances. These may include changes in rainfall patterns and intensities, water shortages, changing sea levels, and changing temperatures. These effects may adversely impact the cost, production and financial performance of Gold Fields’ operations.

Illegal mining occurs on Gold Fields’ properties, is difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.

A number of Gold Fields’ properties have experienced illegal mining activities. For example, in 2008, approximately 2,000 miners illegally occupied the Rex pit at the Damang operation. See “Information on the Company—Gold Fields’ Mining Operations—Ghana Operations—Damang Mine—Mining”. Illegal mining could result in depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The activities of the illegal miners could cause environmental damage or other damage to Gold Fields’ properties including underground fires, or personal injury or death, for which Gold Fields could potentially be held responsible. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits, particularly in Ghana. Illegal mining could also have a material adverse effect on Gold Fields’ financial condition or results of operations.

Gold Fields’ South African operations may be adversely affected by increased labor costs or industrial action at its mining operations in South Africa.

Wages and related labor costs accounted for approximately 50% of Gold Fields’ total production costs in South Africa in fiscal 2009. Accordingly, Gold Fields’ costs may be materially affected by increases in wages and related labor costs, particularly with respect to Gold Fields’ South African employees, who are unionized. Negotiations with South African unions that concluded in July 2009 resulted in above-inflation wage increases ranging from 9% to 10.2%, depending upon the category of employee. In total, labor costs increased approximately 14.1% in South Africa in fiscal 2009 (excluding South Deep due to the impact of the retrenchment that took place in fiscal 2009), mainly due to wage increases and a 1% increase in employee numbers necessary to support the increase in mining volumes.

In addition, the South African mining unions have taken and have indicated they may continue to take industrial action to protest a variety of issues. See “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Kloof Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Beatrix Operation—Mining” and “Information on the Company—Gold Fields’ Mining Operations—South Deep Operation—Mining”.

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

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. In May 2009, management estimated that approximately 33.2% of Gold Fields’ workforce in South Africa was infected with HIV. Increasingly, Gold Fields is seeing an adverse impact of HIV/AIDS on its affected employees, evidenced by increased absenteeism and reduced productivity. Compounding this is the concomitant infections with tuberculosis that accompanies the end stages of HIV illness and causes additional healthcare-related costs. Of particular concern is the risk of HIV positive patients developing multi-drug-resistant tuberculosis, which is very difficult and expensive to treat and has long-term impacts on the employees ability to perform their job productively. Medical literature states that HIV positive individuals have an eight times greater risk per year of developing tuberculosis than HIV negative patients. However, even with extensive intervention campaigns, the potential impact of HIV/AIDS on Gold Fields’ South African operations and financial condition is large. Factors influencing the impact of HIV/AIDS include the incidence of HIV infection among Gold Fields’ employees and in the community as a whole, the progressive impact of HIV/AIDS on infected employees’ health and productivity, and the medical and other costs associated with the infection. Most of these factors are beyond Gold Fields’ control. See “Directors, Senior Management and Employees—Employees—Health and Safety—Health—HIV/AIDS Program.”

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

See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental.”

Gold Field’s South African operations are also subject to various health and safety laws and regulations which impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. Further, certain targets were set by the Mine Health and Safety Council, a body consisting of representatives from the government, mining companies and unions, for the reduction of accidents, noise and silicosis to be achieved by 2013. Although projections indicate that these targets will be achieved there can be no assurance that this will occur. If a mine fails to achieve these targets, the Mine Health and Safety Council could potentially order that operations be halted.

There have been a number of accidents, many of which have resulted in fatalities, at various mining operations in South Africa recently, including accidents at some of Gold Fields’ operations. In October 2007, former President Thabo Mbeki ordered the DMR to conduct an occupational health and safety audit at all mines. There is no assurance that the occupational health and safety audit will not result in the introduction of more stringent safety regulations, which could result in restrictions on Gold Fields’ ability to conduct its mining operations and/or impose additional costs. Regardless of the consequences of the audit or improved health and safety programs, there can be no assurance that the unions will not take industrial action that could lead to losses in Gold Fields’ production. The DMR can and does issue instructions following safety incidents or accidents to partially or completely halt operations at affected mines. Moreover, it is Gold Fields’ policy to halt production at its operations where serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. Any additional stoppages in production, or increased costs, could have an adverse effect on Gold Fields’ business, operating results and financial condition. In April 2009, the Mine Health and Safety Amendment Bill became law. As a result, Gold Fields is now subject to more stringent regulations regarding mine health and safety and may be subject to an increased risk of prosecution for industrial accidents as well as greater penalties and fines for non-compliance. Further, any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety.”

Gold Fields’ operations in South Africa are subject to water use licenses which could impose significant costs and burdens.

Under South African law, Gold Fields’ South African operations are subject to water use licenses that govern each operation’s water usage and that require, among other things, that mining operations achieve and maintain certain water quality limits regarding all water discharges. The Kloof operation was issued a water license in December 2008 which requires it to achieve compliance with these limits by 2012. Gold Fields’ other South African operations have been issued draft water licenses, which, when issued in final form, will likely be on terms similar to those in the Kloof license. Gold Fields’ operations have been generally in compliance with the proposed limits, however there have been instances where the water discharge exceeded the limits stipulated in the new water use licenses (draft and issued).

Gold Fields is reviewing and investigating a water treatment strategy that will, if successfully implemented, position Gold Fields favorably with regard to achieving these limits. However, there can be no assurance that Gold Fields will achieve such compliance within the required timeframe due primarily to the associated regulatory approval processes and commercial agreements that are required. Gold Fields is currently in discussions with the Department of Water Affairs to amend the Kloof license to extend the deadline for compliance beyond 2012. However, there can be no assurance that Gold Fields will receive such an extension. Gold Fields expects to make significant expenditure to achieve and maintain compliance with the license requirements at each South African operation. Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of these licenses with respect to any of its operations could result in Gold Fields being subject to substantial penalties, fees and expenses, significant delays in operations or potentially the loss of the relevant water use license, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ mineral rights in South Africa are subject to legislation which could impose significant costs and burdens.

The 2002 Minerals Act

The Mineral and Petroleum Resources Development Act No. 28 of 2002, or the 2002 Minerals Act, came into effect on May 1, 2004, together with the implementation of a broad-based socio-economic empowerment charter, or the Mining Charter, for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. Among other things, the Mining Charter requires (i) each mining company to achieve a 15% HDSA ownership of mining assets within five years after the Mining Charter’s coming into effect and a 26% HDSA ownership of mining assets within 10 years after the Mining Charter’s coming into effect, (ii) the mining industry as a whole to agree to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years and (iii) mining companies to spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years. In accordance with the 2002 Minerals Act, the DMR published a Code of Good Conduct on April 30, 2009, or the Code, and the Housing and Living Code Standard for the Mining Industry, or the Standard, relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code and the Standard appear to be inconsistent with the Mining Charter, or to go beyond the scope envisaged in the 2002 Minerals Act. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code and the Standard but there is significant uncertainty regarding the standing and effect of the Code and the Standard’s provisions. It is unclear what the final form of the Code and the Standard will be and what effect they may have on Gold Fields’ results and operations. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The 2002 Minerals Act.”

The acquisition by Mvelaphanda Resources Limited of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million was effected to meet the requirement for a 15% HDSA ownership within five years of the charter coming into effect. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.” Management is in dialogue with the DMR regarding Gold Fields’ plans and proposals to ensure compliance with relevant HDSA ownership thresholds under the 2002 Minerals Act. Any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the mining charter’s 10-year HDSA ownership requirement of 26% could have a material adverse effect on the value of Gold Fields’ ordinary shares and failing to comply with the charter’s requirements could subject Gold Fields to negative consequences, the scope of which has not yet been fully determined. Gold Fields may also incur expenses to give effect to the charter’s other requirements, and may need to incur additional indebtedness in order to comply with the industry-wide commitment to assist HDSAs in securing Rand 100 billion of financing during the first five years of the mining charter’s effectiveness. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful renewal of all of its existing mining rights or the retaining of new mining rights or the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favorable to Gold Fields than the terms of its current rights.

The Royalty Act

After going through several draft Bills, the Mineral and Petroleum Resources Royalty Act, 2008, or the Royalty Act, was promulgated on November 24, 2008 and was due to come into operation on May 1, 2009. However, it was announced on February 11, 2009 that the Act would not come into operation until March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the State.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced for refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. A maximum royalty of 7% has been introduced. Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue.

See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The Royalty Act.”

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

Ghanaian health and safety regulations impose statutory duties on an owner of a mine to, among other things, take steps to ensure that the mine is managed and worked in a manner which provides for the safety and proper discipline of the mine workers. Additionally, Gold Fields is required, under the terms of its mining leases, to comply with the reasonable instructions of the relevant authorities for securing the health and safety of persons working in or connected with the mine. A violation of the health and safety regulations or a failure to comply with the reasonable instructions of the relevant authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and, in the case of a violation of the regulations relating to health and safety, constitutes an offense under Ghanaian law. If Ghanaian health and safety authorities require Gold Fields to shut down all or a portion of its mines or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Health and Safety.”

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

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. The new Minerals and Mining Act, 2006 (Act 703), or the Minerals and Mining Act, was passed by the Ghanaian Parliament in fiscal 2006. The Minerals and Mining Act repealed the Minerals and Mining Law, 1986 (PNDCL 153) as amended, or the Minerals and Mining Law, although, as regards existing mineral rights, the Minerals and Mining Law continues to apply to Gold Fields Ghana and Abosso Goldfields Limited, or Abosso, unless the minister responsible for mines provides otherwise by legislative instrument. Although the Minerals and Mining Act provides that it shall not have the effect of increasing the holder’s costs, or financial burden, for a period of five years, if in the future new amendments or provisions are passed under the Minerals and Mining Act or new laws are passed which impose significant new costs or burdens on Gold Fields’ abilities to mine in Ghana or to obtain new mining leases for properties on which deposits are identified, this could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Mineral Rights.”

Gold Fields’ operations in Australia are subject to environmental and health and safety laws and regulations which could impose significant costs and burdens.

Gold Fields’ Australian operations are subject to various laws and regulations relating to the protection of the environment. Gold Fields may, in the future, incur significant costs to comply with the Australian environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. These costs may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operation and the Gold Fields subsidiaries that hold its Australian operations provide unconditional bank-guaranteed performance bonds to the Western Australian government as security for the estimated costs. These bonds do not cover remediation for events that were unforeseen at the time the bond was taken. Changes in the required method of calculation for these bond amounts or an unforeseen circumstance which produces unexpected costs may materially and adversely affect future environmental expenditures. See “Information on the Company—Environmental and Regulatory Matters—Australia—Environmental.”

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

Gold Fields’ mineral rights in Peru are currently subject to regulations which may be subject to change, and may become subject to new regulations, which could impose significant costs and burdens.

Gold Fields’ operations in Peru depend on mining concessions for exploration and exploitation works, obtained from the Geologic, Mining and Metallurgic Institute (Instituto Geológico Minero Metalúrgico), or the INGEMMET. In addition, Gold Fields’ operations in Peru depend on obtaining other administrative rights, such as provisional permits, from the Ministry of Energy and Mines, or the MEM, for exploration rights on the area of a claim, and beneficiation or processing concessions, obtained from the MEM, for treatment of mining ores.

Under Peru’s current regulatory regime, mining concessions for the exploration and exploitation of minerals have an indefinite term, subject to compliance by the titleholder with the obligations set forth by the General Mining Act (Ley General de Minería), or the LGM. Compliance with such obligations is required to maintain the mining concessions in good standing. Among such obligations are the payment of an Annual Concession Fee (equivalent to U.S.$3 per hectare) and compliance with a minimum annual production target. Failure to pay the Annual Concession Fee for any two consecutive or non-consecutive years may result in the cancellation of the relevant mining concession. Gold Fields’ processing concession at Cerro Corona also has an indefinite term, subject to compliance with the obligations established by the LGM. Payment of an Annual Concession Fee (calculated on the production capacity of the processing plant) is also required to maintain the processing concession in good standing. Failure to pay the Annual Concession Fee for two consecutive or non-consecutive years may result in the cancellation of the processing concession.

If the INGEMMET or the MEM revoke or cancels any of Gold Fields’ concessions, Gold Fields’ financial condition and results of operations could be adversely affected. See “Information on the Company on Environmental and Regulatory Matters—Peru—Regulatory”.

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

There can be no assurance that the Peruvian government will not impose additional mining royalties or payments in the future or that they will not have an adverse effect on Gold Fields’ results of operations or financial condition.

Gold Fields’ operations in Peru are subject to environmental laws, health and safety laws and other regulations which could impose significant costs and burdens.

Gold Fields’ exploration, mining and milling activities in Cerro Corona are subject to a number of Peruvian laws and regulations, including environmental and health and safety laws and regulations. All mines, including Cerro Corona, must obtain environmental permits from the government and have an Environmental Impact Assessment approved. Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health.

There is no assurance that current environmental laws, health and safety laws, and other regulations that may have an impact on Gold Fields’ operations will not be replaced or modified in the future, or that Gold Fields will not become subject to new more stringent regulations, which could impose significant costs and burdens on its operations. For instance, the development of more stringent environmental protection programs in Peru could impose constraints and additional costs on Gold Fields’ operations in Peru. Likewise, existing or new health and safety laws and regulations could cause health and safety authorities to require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures. Any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Peru—Health and Safety.”

The acquisition of Western Areas, BGSA and South Deep may expose Gold Fields to unknown liabilities and risks.

Prior to acquiring South Deep from GFI Joint Venture Holdings (Proprietary) Limited (previously known as Barrick Gold South Africa (Pty) Limited, or BGSA), a subsidiary of Barrick Gold Corporation, or Barrick, and Gold Fields Operations Limited (previously known as Western Areas Limited, or Western Areas), Gold Fields was able to conduct only limited due diligence on South Deep, Western Areas and BGSA. There can be no assurance that Gold Fields identified all the liabilities of, and risks associated with, South Deep, BGSA or Western Areas prior to acquiring them or that it will not be subject to unknown liabilities of, and risks associated with, South Deep, Western Areas or BGSA, including liabilities and risks that may become evident only after Gold Fields has been involved in the operational management of South Deep for a longer period of time. On August 21, 2008, Western Areas received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that, under prior ownership, Western Areas was part of a scam whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited and Afrikander Lease Limited, now known as Uranium One. See “Information on the Company—Legal Proceedings”.

Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.

In respect of information relating to South Deep or Western Areas presented in this annual report for the period before their respective acquisitions by Gold Fields, Gold Fields relied upon publicly available information, including information publicly filed by Western Areas with JSE Limited, or the JSE, and certain due diligence materials supplied by Western Areas and Barrick. For example, a portion of Gold Fields’ attributable proved and probable reserves are based on the pre-acquisition South Deep operation reserve figures as declared for December 2005 by an independent review panel, or the IRP, for the Barrick Gold—Western Areas Joint Venture between BGSA (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas. A significant portion of the June 30, 2009 South Deep reserves take into account new estimation and mine design work on the Upper Elsburg Reefs completed during fiscal 2009 in accordance with Gold Fields’ standards and procedures. 50% of the total reserve ounces relate to the Current Mine, Phase 1 north of the Wrench Fault and Phase 1 south of the Wrench Fault (above infrastructure). 50% of the total reserve ounces relate to Phase 2, being the South Shaft/Old Mine and the VCR. The 50% relating to the Current Mine, Phase 1 north of the Wrench

Fault and Phase 1 south of the Wrench Fault (above infrastructure) have been remodeled and designed. Due to no further information being available at this stage, the remaining deeper portion of the reserves continue to be based on the pre-acquisition figures declared by the IRP, as described above.

Gold Fields is presently undertaking a surface drilling exploration program that will provide additional technical information on the geological structure, sedimentology, facies characteristics and tenor of the Ventersdorp Contact Reef (VCR) and Upper Elsburg Reefs in the area below current infrastructure to the southern boundary of the mining area, or Phase 2.

Gold Fields was not involved in the preparation of this information and has not had the opportunity to perform comprehensive due diligence on them. Until the exploration drilling and resource modeling in Phase 2 is completed, Gold Fields cannot verify the accuracy or completeness of the information or materials or any failure by Western Areas or Barrick to disclose events that may have occurred, but that are unknown to Gold Fields, that may affect the significance or accuracy of any such information.

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.

Gold Fields is incorporated in South Africa. The majority of Gold Fields’ directors and executive officers (as well as Gold Fields’ independent registered public accounting firm) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Gold Fields are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Gold Fields a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

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

Investors may face liquidity risk in trading Gold Fields’ ordinary shares on JSE Limited.

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

Gold Fields’ ordinary shares are subject to dilution upon the exercise of Gold Fields’ outstanding share options.

As of September 30, 2009, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 705,391,269 ordinary shares were issued and outstanding. Gold Fields currently has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 35,242,431 ordinary shares. As of September 30, 2009, 13,379,456 shares had been awarded under these plans.

Gold Fields’ employees and directors had outstanding, as of September 30, 2009, options to purchase a total of 2,078,144 ordinary shares at exercise prices of between Rand 46.23 and Rand 154.65 that expire between November 24, 2009 and March 23, 2013. Such expiry dates may be extended due to unscheduled closed periods during which certain Gold Fields employees and directors may be prohibited from exercising options. Gold Fields had outstanding, as of September 30, 2009, 4,520,386 share appreciation rights at strike prices of between Rand 69.48 and Rand 127.72, which expire between February 28, 2010 and September 1, 2015, and 6,781,118 performance vesting restricted shares due to be settled between March 1, 2010 and September 1, 2012. As of the same date, Gold Fields had outstanding 18,900 restricted shares due to be settled in November 2009, 29,600 restricted shares due to be settled in November 2010 and 52,600 restricted shares due to be settled in November 2011 under The Gold Fields Limited 2005 Non-Executive Share Plan. Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of these rights and any additional rights. See “Directors, Senior Management and Employees—The GF Management Incentive Scheme,” “Directors, Senior

Management and Employees—The Gold Fields Limited 2005 Share Plan,” “Directors, Senior Management and Employees—The GF Non-Executive Director Share Plan” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan.”

Sales of Gold Fields’ ordinary shares, or the perception that a large number of ordinary shares will be sold, may cause the market price of Gold Fields’ ordinary shares to decrease.

As of March 17, 2009, Mvelaphanda Resources, through its wholly-owned subsidiary Mvelaphanda Gold Limited, Mvela Gold, took receipt of a 15% shareholding in GFI Mining South Africa, or GFIMSA, as part of a series of transactions effected to meet the requirement for 15% HDSA ownership within five years of the enactment of the Mining Charter. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction.” Immediately upon receipt of the GFIMSA shares, Mvelaphanda Gold Limited exercised its right to require the exchange of the GFIMSA shares for 50 million new ordinary shares in the issued share capital of Gold Fields.

Accordingly, on March 17, 2009, Mvela Gold used the GFIMSA Shares to subscribe for 50 million new ordinary shares in Gold Fields. Pursuant to these transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields. Since March 17, 2009, Mvela Gold has sold approximately 11 million of its Gold Fields ordinary shares, representing approximately 1.6% of the listed shares of Gold Fields. Gold Fields holds a right of first refusal over the ordinary shares held by Mvela Gold in the event Mvela Gold wishes to sell them.

A large volume of sales of Gold Fields’ ordinary shares by Mvelaphanda Gold Limited or another shareholder, all at once or in blocks, could decrease the prevailing market price of Gold Fields’ ordinary shares and could impair Gold Fields’ ability to raise capital through the sale of equity securities in the future. Additionally, even if substantial sales are not effected, the mere perception of the possibility of these sales could decrease the market price of Gold Fields’ ordinary shares and could have a negative effect on Gold Fields’ ability to raise capital in the future. Further, anticipated downward pressure on Gold Fields’ ordinary share price due to actual or anticipated sales of ordinary shares could cause some institutions or individuals to engage in short sales of Gold Fields’ ordinary shares, which may itself cause the price of the ordinary shares to decline.

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is primarily involved in underground and surface gold and copper mining and related activities, including exploration, extraction, processing and smelting. Gold Fields also has an interest in a platinum group metal exploration project. Gold Fields is one of the largest gold producers in the world, based on annual production.

The majority of Gold Fields’ operations, based on gold production, are located in South Africa. Its South African operations are Driefontein, Kloof, Beatrix and South Deep. Gold Fields also owns the St. Ives and Agnew gold mining operations in Australia and has a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns an 80.72% economic interest in the Cerro Corona mine, which started producing in the first quarter of fiscal 2009. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of June 30, 2009, Gold Fields had attributable proven and probable reserves of approximately 81.1 million ounces, including copper expressed as gold equivalent ounces, and attributable gold reserves (excluding copper) of 78.9 million ounces of gold, as compared to the 80.5 million ounces (excluding copper) reported as of June 30, 2008. With the exception of South Deep, the reserves are based on the figures reported by Gold Fields’ mining operations. A portion of Gold Fields’ proven and probable reserves for South Deep are based on the pre-acquisition South Deep operation reserve figures as declared for December 2005 by an independent review panel, or the IRP, for the Barrick Gold-Western Areas Joint Venture between Barrick Gold South Africa (Pty) Limited, or BGSA, (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas Limited (now known as Gold Fields Operations Limited), or Western Areas. The June 30, 2009 South Deep reserves take into account new estimation and mine design work on the Upper Elsburg Reefs completed during fiscal 2009 in accordance with Gold Fields’ standards and procedures. 50% of the total reserve ounces relate to the current mining area, or the Current Mine, and the area below the Current Mine and above infrastructure, or Phase 1, north of the Wrench Fault and also Phase 1 south of the Wrench Fault (above infrastructure). 50% of the total reserve ounces relate to Phase 2, being the South Shaft/Old Mine and the Ventersdorp Contact Reef, or the VCR. The 50% relating to the Current Mine, Phase 1 north of the Wrench Fault and Phase 1 south of the Wrench Fault (above infrastructure) have been remodeled and designed. Due to no further information being available at this stage, the remaining deeper portion of the reserves continue to be based on the pre-acquisition figures, declared by the IRP, described above.

Gold Fields is presently undertaking a surface drilling exploration program that Gold Fields expects will provide additional technical information on the geological structure, sedimentology, facies characteristics and tenor of the Ventersdorp Contact Reef, or the VCR, and Upper Elsburg Reefs in the area below current infrastructure to the southern boundary of the mining area, or Phase 2. When the surface drilling exploration program is completed, Gold Fields expects the additional information will provide for enhanced resource modeling of the Phase 2 ground and will increase confidence levels with regard to in situ facies geometry, reef grades and tonnages. See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

In the year ended June 30, 2009, Gold Fields processed 52.9 million tons of ore and produced 3.691 million ounces of gold (including gold equivalent ounces). On an attributable basis, Gold Fields produced 3.414 million ounces of gold (including gold equivalent ounces).

Developments since June 30, 2008

Since the beginning of fiscal 2009, the following significant events have occurred:

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited, or WAL, a wholly-owned subsidiary of Gold Fields, received a summons from Randgold and Exploration Company

Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that, during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited and Afrikander Lease Limited, now known as Uranium One. For further information, see “—Legal Proceedings”.

On September 10, 2008, Gold Fields announced that the Arctic Platinum Project in Finland had reverted to Gold Fields after North American Palladium Limited, a Canadian platinum metals group producer, declined to exercise its rights in terms of a Letter of Intent entered into between the parties and announced on October 18, 2005 and an Acquisition and Framework Agreement subsequently entered into between the parties. See “Operating Review and Prospects—Recent Developments—Reversion of Arctic Platinum Project to Gold Fields.” See “—Exploration”.

On October 2, 2008, Gold Fields entered into an agreement with Bateman Engineering N.V., or Bateman Engineering, to sell its Biox® Technology Business to Bateman Engineering for a net cash consideration of U.S.$8.8 million. The transaction was conditional, among other things, upon the approval of the South African Reserve Bank, or SARB. The SARB failed to approve the transaction within the timeframes stipulated in the agreement. Following the onset of the global economic crisis, Bateman Engineering elected not to proceed with the transaction and the Biox® Technology Business remains part of the Gold Fields group. See “—Research and Development”.

As part of the proceeds on disposal of its assets in Venezuela on November 30, 2007, Gold Fields received 140 million shares in Rusoro, a junior gold producer listed on the TSX Venture Exchange. Gold Fields accounted for its 36% investment (subsequently reduced to 26.4%) under the equity method and, due to the decrease in market value of the investment since acquisition, also recorded an impairment of $61.3 million on June 30, 2008. See “Operating Review and Prospects—Results of Operations—Year ended June 30, 2008 and 2007—Impairment of Investment in Equity Investee”. As of June 30, 2009, Gold Fields’ interest in Rusoro had been reduced to 26.4% because Gold Fields did not participate in a rights offer by Rusoro in March 2009. At June 30, 2009, Gold Fields’ investment in Rusoro was impaired further to its market value of $48.4 million.

On December 3, 2008, Gold Fields Orogen Holdings BVI Limited, a wholly-owned subsidiary of Gold Fields Limited, announced a joint venture agreement with Orsu Metals Corporation for the further exploration and development of the Talas license area, northwest of Kyrgyzstan. The agreement gives Gold Fields the right to earn as much as a 70% interest in Orsu’s Talas license area. See “—Exploration—Advanced Projects”.

On February 29, 2009, Minera Gold Fields Peru S.A., a wholly-owned exploration subsidiary of Gold Fields Limited, and Compañía de Minas Buenaventura S.A.A., or Buenaventura, entered into an agreement, or the Buenaventura Agreement, that entitled Buenaventura to explore certain mining rights owned by Gold Fields in the area of Chucapaca, Moquegua (South Peru). As the discoveries made by Buenaventura essentially involved gold deposits, Gold Fields exercised a “back-in right” according to whose terms a joint venture vehicle operated by Gold Fields has been established to develop the project. Once Gold Fields has spent approximately $8 million on the exploration of the Chucapaca Gold Project, Gold Fields will earn-in a 51% participation in the joint venture company. Otherwise, it will only retain a 2% net smelter revenue royalty on the future results of the project.

Gold Fields announced on March 17, 2009 that, in terms of the R4.1 billion Black Economic Empowerment transaction approved by shareholders of Gold Fields on March 8, 2004, Mvelaphanda Resources, or Mvela Resources, took receipt, through its wholly-owned subsidiary Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, of its 15% shareholding in GFI Mining South Africa (Proprietary) Limited, or GFIMSA, a subsidiary of Gold Fields which owns and operates the South African gold mining assets of Gold Fields. Immediately upon receipt of the GFIMSA shares, Mvela Gold exercised its right to use the GFIMSA Shares to subscribe for 50 million new ordinary shares in Gold Fields, or the Gold Fields shares. This brought the total number of Gold Fields shares in issue at that time to 703,839,976. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields and Gold Fields again owns 100% of GFIMSA. Since March 17, 2009, Mvela Gold has sold approximately 11 million of the Gold Fields shares, representing approximately 1.6% of the listed shares of Gold Fields, through the market. The Gold Fields shares are subject to a right of first refusal in favor of Gold Fields.

On March 25, 2009, Gold Fields entered into a non-binding Letter of Intent, or LOI, with Glencar Mining Plc, or Glencar, in relation to the terms on which the parties would agree to enter a joint venture agreement over Glencar’s Komana license in West Africa. Following termination of negotiations regarding the joint venture agreement, on August 7, 2009, Gold Fields launched a recommended cash offer for Glencar which valued Glencar at approximately U.S.$47.7 million. On September 7, 2009, Gold Fields announced that it had received acceptances of approximately 83.1% of the share capital of Glencar, allowing Gold Fields to take control of the Company. All conditions of the offer were satisfied or waived at that time and therefore the offer was declared unconditional in all respects. Gold Fields has also taken control of the board of Glencar with the appointment of three new directors. Subsequently, Gold Fields completed the final squeeze-out of shareholders on November 9, 2009. Gold Fields now holds 100% of Glencar Mining plc. See “—Exploration—Advanced Projects”.

On June 3, 2009, Gold Fields announced that Gold Fields Australasia (BVI) Limited, a subsidiary of Gold Fields Limited, had entered into an agreement under which it would sell its 19.9% stake in Sino Gold Mining Limited to Eldorado Gold Corporation for a total consideration of approximately U.S.$282 million payable in Eldorado shares. This consideration was settled by the issue to Gold Fields Australasia (BVI) Limited of shares in Eldorado with it receiving a share exchange ratio of 48 Eldorado shares for every 100 Sino Gold shares on July 27, 2009, resulting in a total holding of 27,824,654 Eldorado shares or approximately 7% of the outstanding shares of Eldorado on a fully diluted basis. On September 4, 2009, Gold Fields sold its entire shareholding in Eldorado on the market for a consideration of CAD 323 million ($299.3 million). In addition, Gold Fields holds a top-up right for a period of 18 months, which will apply if Eldorado purchases an additional 5% or more of the outstanding shares of Sino Gold and the sellers in that transaction realize a consideration ratio in excess of the share exchange ratio of 0.48 Eldorado shares per Sino Gold share received by Gold Fields. On August 26, 2009, Eldorado and Sino Gold announced that they had agreed that Eldorado would acquire all of the issued and outstanding shares of Sino Gold by exchanging 0.55 Eldorado shares for each share of Sino Gold. Sino Gold shareholders approved the transaction on December 1, 2009. Assuming completion of the offer based on the terms announced by Eldorado and Sino Gold on August 26, 2009, Gold Fields would receive 4,057,762 shares due to its top-up rights. See “—Exploration—Sino Gold Alliance”.

On August 26, 2009, Gold Fields executed an agreement with Morgan Stanley Bank, or Morgan Stanley, to terminate a royalty, or the Royalty, payable by Gold Fields’ wholly-owned Australian subsidiary, St. Ives Gold Mining Company Pty Ltd, to certain subsidiaries of Morgan Stanley for a consideration of A$308 million ($257.1 million). When Gold Fields acquired St. Ives in 2001, the total consideration included the Royalty, which was subsequently acquired by Morgan Stanley. The Royalty comprised two parts: (i) a payment equal to 4% of the net smelter returns for gold produced from St. Ives to the extent that cumulative production of gold from November 30, 2001 exceeded 3.3 million ounces, but subject to the average spot price of gold for the relevant quarter exceeding A$400 per ounce; and (ii) provided that the gold price exceeded A$600 per ounce, a payment equal to 10% of the difference between revenue calculated at the spot gold price expressed in Australian dollars per ounce and at a price of A$600 per ounce calculated on all future ounces produced by St. Ives. Both components of the Royalty were payable on all future production from St. Ives. The transaction was financed from cash resources and available facilities and closed on August 26, 2009.

Gold Fields is a public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700.

Organizational Structure

Gold Fields is a holding company with its significant ownership interests organized as set forth below.

Group Structure(1)

Gold Fields Limited
other subsidiaries and investments
GFL Mining Services Limited (South Africa)
GFI Mining South Africa (Pty) Ltd (South Africa)
Beatrix Operation
Driefontein Operation
Kloof Operation
GFI Joint Venture Holdings (Pty) Ltd (Formerly Barrick Gold South Africa (Pty) Ltd
Gold Fields Operations Ltd (Formerly Western Areas Ltd)
other subsidiaries and investments
50%
50%
South Deep Operation
Gold Fields Orogen Holding (BVI) Limited (British Virgin Islands)
other subsidiaries and investments
Gold Fields Corona (BVI) Limited (British Virgin Islands)
80.7% Economic interest
Gold Fields LA Cima S.A. (Peru)
Cerro Corona
various exploration subsidiaries
other subsidiaries and investments
Gold Fields Exploration B.V. (Netherlands)
Gold Fields Finland O.Y. (Finland)
Gold Fields Arctic Platinum O.Y (Finland)
Arctic Platinum Project
Gold Fields Australasia Limited (British Virgin Islands)
other subsidiaries and investments
Gold Fields Australia Pty Ltd (Australia)
St. Ives Gold Mining Company Pty Limited (Australia)
Agnew Gold Mining Company Pty Limited (Australia)
St. Ives Operation
Agnew Operation
Gold Fields Holdings Company (BVI) Limited (British Virgin Islands)
other subsidiaries and investments
Gold Fields Netherlands Services B.V.
other subsidiaries and investments
Gold Fields Ghana Holdings (BVI) Limited (British Virgin Islands)
71.1%
71.1%
Gold Fields Ghana Limited (Ghana)
Abosso Goldfields Limited (Ghana)
Tarkwa Operation
Damang Operation

(1)	Unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields Limited.

Strategy

General

Following the appointment of Nicholas Holland as Chief Executive Officer as of May 1, 2008, Gold Fields undertook a review of the Group strategy which concluded that, while the basic strategy remained robust and appropriate, a number of strategic adjustments needed to be made.

These changes were developed and assimilated into a new Gold Fields Franchise which describes “who we are”, “what we do”, and “how we do it”, and comprises of:

•	a new vision statement;

•	a new set of core values;

•	a new overarching strategic production goal;

•	the three long-standing but refocused core pillars of the strategy, namely a) “Sweating Our Assets”, b) “Growing Gold Fields”, and c) “Securing Our Future”; and

•	a new regional operational delivery model.

In addition a number of short- and medium-term strategic priorities were identified and implemented, most notably the elevation of Safety as the Group’s number one value and strategic priority, which is discussed in the section on Securing Our Future below.

Vision Statement

During fiscal 2009, Gold Fields developed a simple yet powerful new vision for the Group:

To be the Global Leader in Sustainable Gold Mining.

The purpose was to establish a simple yet compelling new vision that all stakeholders, in particular Gold Fields’ 47,000 employees around the globe, could understand and buy into, and which could serve as a common and powerful motivational force across the organization.

The new vision statement, which was successfully introduced across the Group during fiscal 2010, reflects Gold Fields’ desire to be the best at what it does rather than to be the biggest; the imperative to maintain a sustainable business model with particular regard to the social, economic and environmental impacts of the Group and its operations on current and future generations of stakeholders; and the fact that Gold Fields is a focused gold mining company as opposed to a diversified precious or poly metals company.

Overarching Strategic Production Goal

The Group’s overarching strategic production goal is to grow its production from the 3.4 million ounces achieved in fiscal 2009, to approximately five million quality, attributable gold ounces, either in development or production, by the end of 2014. Towards achieving this goal, the South Africa Region is expected to contribute between 2.2 and 2.5 million ounces per annum, with each of the Group’s international regions (the West Africa Region, the Australasia Region and the South America Region) contributing approximately one million attributable ounces. The majority of this growth is expected to come from improvements at the current operations, described in the Sweating Our Assets section below, and from both near mine and greenfields exploration success which is described in the Growing Gold Fields section below.

Core Values

Supporting the vision statement and directing the strategy are six core values that every employee is expected to embrace and which defines the way in which Gold Fields conducts its business. These values are:

•	Safety

If we cannot mine safely, we will not mine;

•	Responsibility

We act responsibly and care for the environment, each other, and all of our Stakeholders—our employees, our communities and our shareholders;

•	Honesty

We act with fairness, integrity, honesty and transparency;

•	Respect

We treat each other with trust, respect and dignity;

•	Innovation

We encourage innovation and entrepreneurship; and

•	Delivery

We do what we say we will do.

Sweating Our Assets

Sweating Our Assets is about ensuring that all of the assets in the portfolio are turned to full account safely. It is about ensuring that systems and processes are optimized to deliver what they were designed to deliver; that infrastructure is well maintained to deliver to its full capacity; that mineral resources and reserves are optimally developed and exploited; that costs are well managed, on a notional cash expenditure or NCE basis, to ensure optimal free cash flow; and all our mines deliver the production that they are capable of delivering safely. Sweating Our Assets is also about technological innovation aimed at improving delivery and about “doing what we say we will do”.

Gold Fields has nine world-class producing mines. Fundamental to the attainment of the Group’s vision and overarching strategic goal is for each one of these mines to produce to its real potential, and to maintain stability, predictability and consistency at its steady state level.

The first priority under Sweating Our Assets is a substantial improvement in the safety performance of the Group, which is discussed in the section on Securing Our Future below.

The second priority under Sweating Our Assets relates to the optimal exploitation of the Group’s substantial mineral reserve endowment. With attributable mineral reserves of 81 million gold equivalent ounces, it is essential to bring these ounces to account in the most cost effective way and, in doing so, to ensure longevity for each of the mines. Equally important is the need to achieve the required levels of ore reserve development to create mining flexibility, which is a prerequisite for maintaining stability, predictability and consistency. After safety, ore reserve development is the most important strategic priority on all of the mines in the Group.

The third priority under Sweating Our Assets is to return the Group’s production to its sustainable steady state production level. To this end, a short-term strategic priority was established late in fiscal 2008, for Gold Fields to return to its steady state production of approximately one million ounces of gold per quarter by the third quarter of fiscal 2009, at a Notional Cash Expenditure, or NCE, of approximately $725 per equivalent ounce (as calculated for management reporting purposes, using an exchange rate of R8.00 to $1.00). While this goal was not achieved, mainly as a result of the greater than expected impact of safety interventions during the year, the Group did show significantly improved stability, predictability and consistency, with production increasing every quarter for the last three quarters of the year, to 906,000 ounces of attributable production (at an NCE of $825 per equivalent ounce, using an exchange rate of R8.00 to $1.00) in the final quarter of fiscal 2009. This was 108,000 ounces or 14% higher than the production low-point of 798,000 ounces reported in quarter one of fiscal 2009. During the fourth quarter of fiscal 2009, guidance for fiscal 2010 was adjusted, to reflect the ongoing impact of safety interventions, to between 925,000 and 950,000 attributable ounces per quarter during fiscal 2010, with the goal of achieving the million ounce per quarter steady state run-rate during fiscal 2011.

Gold Fields believes the necessary steps for achieving the Group’s short- and medium-term production targets include:

•

the continued build-up in production at South Deep which is scheduled to increase production for fiscal 2010 to a total 300,000 ounces, and to build up to an annualized production rate of between 750,000 and 800,000 ounces by the end of 2014;

•

the stabilization of production at Driefontein, Kloof and Beatrix at a steady state level of approximately 836,000 ounces (6.5 tons per quarter), 707,000 ounces (5.5 tons per quarter) and 424,000 ounces (3.3 tons per quarter) per annum respectively, and maintaining production at these levels for at least the next five years, and close to these levels for the next 10 years;

•

stabilizing the Tarkwa mine at full production of approximately 750,000 ounces per annum now that the CIL expansion is complete, and to build up to a steady state level of approximately 800,000 ounces over the course of fiscal 2010, as various optimization projects start to deliver further incremental production increases;

•

increasing gold production at Damang to a steady state level of at least 240,000 ounces per annum by completing the secondary crusher project, and to sustain production at this level by doubling the current life of mine to at least 15 years through an aggressive near mine exploration program which is under way;

•

returning St. Ives to a steady state production level of between 440,000 and 460,000 ounces per annum during fiscal 2010 as the open pit development improvement project and the underground development improvement project delivers results, and then to build up to at least 500,000 ounces after the new Athena underground mine comes into production during the second quarter of fiscal 2011. An extensive near mine exploration program is under way across the entire St. Ives tenement with the objective to double the life of this mine, at the 500,000 ounces per annum production level, to at least 10 years;

•

ensuring that Agnew maintains production at a steady state level of between 190,000 and 200,000 ounces per annum by extending the current life of mine to five years through an aggressive near mine exploration program; and

•

maintaining production at Cerro Corona at the steady state level of approximately 320,000 attributable gold equivalent ounces per annum (based on gold and copper prices of $1,100 per ounce of gold and $3.00 per pound of copper), while seeking incremental production growth from the on-surface stockpile of approximately six million tons of oxide ore, as well as through the potential conversion of an additional approximately 30 million tons of ore at depth by securing additional tailings management capacity at the mine.

The fourth priority under Sweating Our Assets relates to the proactive management of costs with a view to maintaining a free cash flow margin of at least $200 per ounce of gold produced, at an assumed long-term baseline gold price of $950 per ounce, and to maintain the size of the margin commensurate with changes in the gold price received. To this end, Gold Fields has introduced the concept of notional cash expenditure, or NCE, which is defined as operating costs plus additions to property plant and equipment, as well as brownfields exploration. Operating costs is defined as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per equivalent ounce basis. Management considers NCE per ounce to be an important measure as it believes NCE per equivalent ounce provides more information than other commonly used measures, such as total cash costs per equivalent ounce, regarding the real cost to Gold Fields of producing an equivalent ounce of gold, reflecting not only the ongoing costs of production but also the investment cost of maintaining production at steady state levels and bringing mines into production. Management also believes that NCE per equivalent ounce is a useful indication of the cash Gold Fields has available for paying taxes, repaying debt, funding exploration and paying dividends and the like.

NCE is not a U.S. GAAP measure. An investor should not consider NCE or operating costs in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. NCE and operating costs as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies. See “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Notional Cash Expenditure”.

Growing Gold Fields

Growing Gold Fields is about growing the value of the business on a per share basis. It is not about size, or the number of ounces produced, but about the quality of the portfolio and the generation of real value for shareholders, on a per share basis.

In the medium-term, Gold Fields’ target is to regionalize and grow itself into a truly global gold producer, with a goal of approximately one million gold equivalent ounces per annum either in, or close to, production in each of its West Africa, Australasia and South America Regions, and between 2.2 and 2.5 million ounces in the South Africa Region.

The bulk of this growth is expected to come from improvements at existing mines as described in the Sweating Our Assets section above, organic growth resulting from near mine exploration success, and from greenfields exploration success.

While growth through the acquisition of assets is not entirely ruled out, Gold Fields recognizes that value-adding opportunities are not readily available in the current market environment. The company has coined a phrase, “no M&A heroics”, to describe its approach to the acquisition of assets. Against this back-drop, the Company continues to monitor the market for accretive M&A opportunities.

The objective of the growth strategy is not merely to add ounces to the portfolio, but to add ounces that will improve the quality of the asset base and grow value on a NAV/share, EBITDA/share and cash earnings/share basis, and lower the overall NCE of the Group.

Owing to the shortage of large, viable gold projects, Gold Fields has lowered its size selection criteria compared to previous years. To be considered by Gold Fields, generally growth projects must have the potential to meet certain target criteria (which vary depending on other strategic objectives and the quality of the project) described as “The Rule of Twos”: the potential for a minimum of 2,000,000 (formerly 5,000,000) ounces of reserves; production rates in the range of 200,000 (formerly 500,000) gold equivalent ounces per year; and a positive real internal rate of return of at least 5% for producing assets and brownfields projects, and at least 10% for greenfields projects, adjusted for project-specific risks, at a long-term gold price of $950 per ounce.

Emphasis is also placed on reviewing non-geological aspects of prospective projects, such as social, political, environmental and commercial risks, ensuring that an appropriate risk versus reward tradeoff analysis is factored into the decision. Gold Fields is prepared to consider projects with a higher risk profile if it believes they will offer superior returns. The focus will remain on gold and its by-product metals.

In fiscal 2010, Gold Fields plans to spend about $40 million on near mine exploration, and about $80 million on greenfields exploration, the latter largely in the three targeted international regions.

Outside South Africa, the three key regions of West Africa, Australasia and South America have been identified as containing prospective emerging gold and mineral belts with medium to long-term potential where Gold Fields has existing operational capabilities. Gold Fields’ objective in each of these regions is to develop one million ounce per annum production profiles. In appropriate circumstances, Gold Fields will also consider opportunities outside its key regions of focus.

During fiscal 2009 Gold Fields has made considerable progress with the development of its greenfields exploration pipeline. For the first time since its inception the Company now has four exploration projects in the advanced drilling category. These include the Yanfolila Project in Mali, the Chucapaca Project in Peru the Talas Project in Kyrgyzstan, and the APP Project in Finland. In addition the Company has a large number of exploration projects in earlier stages of development. The objective during fiscal 2010 is to progress all of the advanced stage projects significantly, and to get at least one of the projects to a scoping study level.

For acquisitions of assets or companies outside South Africa, South African exchange control regulations limit Gold Fields’ ability to provide guarantees or borrow outside South Africa without express approval from the SARB. However, the government has indicated that its intention is to gradually phase out the remaining exchange controls over time and Gold Fields has a good track record in gaining approval for its offshore acquisitions and in growing its international operations.

Securing Our Future

Securing Our Future is about ensuring the long-term sustainability of the business. It encompasses safety and Human Resources, as well as a wide range of environmental social and economic parameters that impact on the business today and into the future. It is about acquiring and maintaining a “social license to operate” in each of the jurisdictions in which the Company operates.

Gold Fields has embraced the concept of sustainable development and incorporated it into its vision statement in order to maintain the long-term sustainability of the business. The Company has developed a Sustainable Development Framework which is closely aligned with the sustainable development principles of the International Council for Minerals and Metals (ICMM), and the Global Compact, both of which Gold Fields is a member of. The Sustainable Development Framework consists of a Sustainable Development Policy, with subsidiary policies, strategies and practice guides in each of the following eight pillars of sustainability, namely: Health and Safety; Human Rights; Stakeholder Engagement; Risk Management; Community; Ethics and Corporate Governance; Environment; and Materials Stewardship.

While the Chief Executive Officer has assumed overall executive responsibility for Sustainable Development within the Group, each one of the Regional Heads is responsible for the implementation of the Framework in their respective regions.

Safety

Safety has always been of critical importance to Gold Fields and the renewed commitment to safety introduced during fiscal 2008 has resulted in a reduction in fatalities and a reduction in work-related injuries. During fiscal 2009, 21 workers in South Africa lost their lives compared to 47 during fiscal 2008. Outside South Africa, there were no fatalities in fiscal 2009, compared to 4 in fiscal 2008. The Company will continue with its commitment to safety, making the safe operation of its mines its top strategic priority. Indeed, Gold Fields has publicly stated that, if it cannot mine safely, it will not mine. As part of its commitment, the Company has undertaken the following initiatives:

•

in South Africa, a Safe Production Management Program was designed and is being rolled out across all the operations. Through a process of review of all historical serious safety incidences and through extensive consultation with numerous parties, the Gold Fields’ Safe Production Rules have been developed with the fundamental message in the Safe Production Rules being the statement made by the Chief Executive Officer: “If we cannot mine safely, we will not mine”. The Safe Production Rules have been printed in a booklet format and distributed to all employees. Future exposure to the Safe Production Rules for all new employees and contractors will be through the induction program where the Safe Production Rules will be presented. The rules work hand-in-hand with other initiatives like the “Stop, Think, Fix, Verify and then Continue” campaign, which has had a tremendous impact on employees’ safety behavior and awareness;

•

in February 2008, the South African operational bonus system was changed to provide an equal weighting between production and safety performance. A similar principle has been applied to executive incentive compensation starting in fiscal 2009, with approximately 30% of executive bonus payments, including those of the Chief Executive Officer, now linked to health and safety performance;

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

•

DuPont International conducted a comprehensive safety audit across all of Gold Fields’ operations, covering all aspects of Gold Fields’ health and safety management systems, strategies and plans. The project was completed during fiscal 2009 and all recommendations have been included in the Safe Production Management Program; and

•

a comprehensive review of the status of infrastructure across all of Gold Fields’ operations was initiated, which identified a number of items in South Africa that required immediate action to improve safety. In fiscal 2009, all South African operations reduced primary development for a period of time to address the status of secondary support.

Regional Delivery Model

Gold Fields views itself as a truly global mining company, but believes that in some circles it is perceived as predominantly a South African company with a few international operations. In order to change this perception and to improve delivery of its operational and growth aspirations, Gold Fields restructured its operations into four regions during fiscal 2009. These regions are: the South Africa Region; the West Africa Region; the South America Region; and the Australasia Region.

Most of the key regional executives have been appointed and good progress has been made in creating strong, entrepreneurial and appropriately resourced and incentivized management teams in each region. These teams are tasked with running the mines safely and efficiently, as well as driving and being significantly involved in the growth of the business within the region.

The corporate office has relocated to new premises separate from the South African regional office. Management believes this separation will enhance the ability of the corporate office to serve as a “brain trust”, focused on overall strategy, the allocation of capital and strategic guidance for the regions. The corporate office also establishes and monitors operational standards which apply across the regions in areas such as safety, health and environmental issues, finance and human resources.

Hedging

Gold Fields’ policy remains not to enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold Fields believes that investors in Gold Fields’ shares seek an unlimited exposure to movements in the U.S. dollar gold price and the resulting effect on Gold Fields’ earnings. However, commodity hedges are sometimes undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher-cost operations.

Gold Fields may, from time to time, establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements.

Specific Strategic Goals and Objectives for fiscal 2010

The specific strategic goals and objectives for fiscal 2010 flows from the strategy and were designed to consolidate the operational gains made during fiscal 2009. The specific strategic goals and objectives for fiscal 2010 are:

1)	to further enhance the efforts on health and safety. While the ultimate goal remains the total elimination of all serious and fatal accidents on all operations, during 2010 the aim is to achieve at least a 33% improvement in all safety measures in the South Africa Region and at least 20% in the International Regions;

2)	to open up ore bodies by stepping up development. This has become particularly urgent in South Africa where the focus on secondary support over the past year has seen resources diverted away from development. As a result, flexibility has been affected, as was expected. The target is to have at least 24-months of opened-up reserves at each of the long-life shafts in the Group. Improved flexibility will also support the achievement of the targeted production run-rate, on a sustainable basis.

3)	to achieve greater predictability, reliability and consistency in quarterly production while working towards the goal of producing at a run-rate of between 925,000 and 950,000 ounces of gold per quarter during fiscal 2010, and moving closer to the one million ounce of production per quarter target within the following 12 months;

4)	to build momentum at South Deep by increasing production to an average of approximately 300,000 ounces for fiscal 2010, while advancing the Twin Shaft infrastructure for completion in fiscal 2012, and focusing on the development of the ore body below 95-level, which will facilitate the ultimate build-up to full production of between 750,000 and 800,000 ounces per annum by December 2014;

5)	to increase the skills levels across the organization by attracting and retaining key personnel through a more aggressive recruitment program, as well as by further enhancing education and training initiatives;

6)	to improve the Group’s ability to develop and deliver capital projects within scope, on budget and on time by developing a strong project culture;

7)	to further improve performance in the field of sustainable development and, in particular, to improve environmental performance;

8)	to further entrench the regionalization strategy by bolstering the executive teams in each of the regions, in order to enhance operational delivery and to drive the growth strategy;

9)	to increase greenfields and near mine exploration to U.S.$80 million and U.S.$40 million, respectively;

10)	to deliver at least one of the advanced-stage exploration projects to scoping study stage;

11)	to complete the Uranium feasibility study in South Africa by early in 2010; and

12)	to complete the feasibility study of the new Athena underground mine at St. Ives in Australia, initial construction of which has commenced.

Reserves of Gold Fields as of June 30, 2009

Methodology

While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, industry guide number 7, only reserves at each of Gold Fields’ operations and exploration projects as of June 30, 2009 which qualify as reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “—Glossary of Mining Terms.” In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution, recovery and other factors.

Gold Fields reports reserves using cut-off grades (international operations and South Deep) and pay limits (South Africa excluding South Deep) to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. Cut-off grade is the grade that distinguishes the material within an orebody that is to be extracted and treated from the remaining material. The pay limit is the grade at which an orebody can be mined without profit or loss calculated using an appropriate gold price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “—Description of Mining Business—Productivity Initiatives.” Tonnage and grade may include some mineralization below the selected pay limit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

The estimation of reserves at the South African underground operations is based on surface drilling, underground drilling, surface three-dimensional reflection seismics, orebody facies modeling, structural modeling, underground mapping channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500-meter to 2,000-meter grid. Once underground access is available, drilling is undertaken on an approximately 30-meter by 60-meter grid. Underground channel sampling perpendicular to the reef is undertaken at three-meter intervals in development areas and five-meter intervals at stope faces.

The following sets out the reserve estimation methodologies for the different categories of reserves at the underground operations of each of the South African mines.

Driefontein

Reserve Classification	Sample Spacing Range Min/Max (meters)	Maximum Distance Data is Projected (meters)
Proved	3 to 180	110
Probable (AI)(1)	3 to 1,140	570
Probable (BI)(1)	3 to 2,840	1,420

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

For proved reserves, the orebody is opened up and sampled on a three-meter spacing for development (such as raises), and a five meter grid for stoping, together with underground borehole spacings ranging from tens to hundreds of meters. Blocks classified as proved are therefore generally adjacent to closely spaced sampling and generally pierced by a relatively dense irregular pattern of boreholes. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids, ranging from 10-meter to 20-meter block sizes.

For above infrastructure probable reserves, the estimates are founded on significant numbers of samples on a three-meter spacing for development, and a five-meter grid for stoping bordering these areas. In addition underground borehole spacings ranging from tens to hundreds of meters are used together with surface boreholes and seismic surveys. Blocks classified as probable (AI) are generally adjacent to blocks classified as proved. Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium- to macro-scale-sized grids ranging from 40-meter to 420-meter sizes, or through declustered averaging or Sichel “t” techniques. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

For below infrastructure probable reserves, the estimates access the significant numbers of samples on a three-meter spacing for development, and a five-meter grid for stoping above these areas. In addition underground borehole spacings ranging from tens to hundreds of meters are used together with surface boreholes and seismic surveys. Blocks classified as probable (BI) are generally downdip of blocks classified as proved or probable (AI). Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium- to macro-scale-sized grids ranging from 40 meters to 420 meter sizes, or through declustered averaging or Sichel “t” techniques. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Kloof

Reserve Classification	Sample Spacing Range Min/Max (meters)	Maximum Distance Data is Projected (meters)
Proved	3 to 150	150
Probable (AI)(1)	3 to 718	360
Probable (BI)(1)	3 to 1,390	890

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

Estimations for proved reserves are made on the same basis as at Driefontein.

Estimations for above infrastructure probable reserves are made on the same basis as at Driefontein, but with medium-sized kriged grids starting from 40 meters to macro blocks of 400 meters. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Estimations for below infrastructure probable reserves are made on the same basis as at Driefontein, but with medium-sized kriged grids starting from 40 meters to macro blocks of 400 meters. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at Driefontein. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Beatrix

Reserve Classification	Sample Spacing Range Min/Max (meters)	Maximum Distance Data is Projected (meters)
Proved	3 to 120	120
Probable (AI)(1)	3 to 820	700
Probable (BI)(1)	3 to 580	740

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

Estimations for proved reserves are made on the same basis as at Driefontein but with kriging blocks ranging from 16 meters to 32 meters.

Estimations for above infrastructure probable reserves are made on the same basis as at Driefontein but with medium-sized kriged blocks of 32 meters, and macro geological zone estimates being made through declustered averaging or Sichel “t” techniques or macro-scale-sized kriged grids of up to 128 meters. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Estimations for below infrastructure probable reserves are made on the same basis as at Driefontein but with medium-sized kriged blocks being 32 meters, to macro geological zone estimates through declustered averaging or Sichel “t” techniques or macro scale sized kriged grids of up to 128 meters. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at Driefontein. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

South Deep

Reserve Classification	Sample Spacing Range Min/Max (meters)	Maximum Distance Data is Projected (meters)
Proved	0 to 100	220
Probable (AI)(1)	100 to 180	450
Probable (BI)(1)	>180	1,200

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

For proved reserves, the orebody must be fully destressed and drilling is planned at an approximate 30-meter by 30-meter grid-spacing for development (such as access ramps and drives), and similarly for stoping. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

For above infrastructure probable reserves, the estimates access a significant number of samples on spacing greater than the spacing for development and stoping bordering these areas. In addition, borehole spacings ranging from tens to hundreds of meters are used in conjunction with 3D seismic survey results that confirm certain structural elevations and surfaces. Reserves classified as probable above infrastructure are generally adjacent to those classified as proven. Estimation is constrained within homogenous structural and facies zones, and is generally derived from simple and ordinary kriging and through declustered averaging techniques.

The below infrastructure probable reserves are based on the December 2005 pre-acquisition reserve figures as defined by an Independent Review Panel acting on behalf of the Barrick Gold—Western Areas Joint Venture between BGSA (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas Limited. See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields as included in this annual report.”

The primary assumptions of continuity of the geologically homogenous zones are driven by the geological model, which is updated when new information arises. Any changes to the model are subject to peer, internal technical corporate consultant and independent consultant review. Historically, mining at South African deep-level gold mines has shown significant geological continuity, so that new mines were started based on limited surface borehole information. Customarily, geological models are primarily based on the definition of different facies within each conglomerate horizon. These facies are extrapolated into new, undeveloped areas taking into account any surface borehole data in those areas. Normally these facies are continuous, supported by extensive historical sample databases, and can be incorporated in the macro kriging of large blocks.

Ghana

For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100- or 200-meter grid of diamond drilling and in certain areas a 12.5-meter to 25.0-meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20-meter to 80-meter grid of diamond drilling and in certain areas reverse circulation drilling on an eight-meter by five-meter drill grid.

Australia

At the Australian operations, the estimation of reserves for both underground and open pit operations is based on exploration, sampling and testing information gathered through appropriate techniques, primarily from boreholes and mine development. The locations of sample points are spaced closely enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 20 meters by 20 meters to 40 meters by 40 meters, although this may vary depending on the continuity of the orebody. Due to the variety and diversity of resources at St. Ives and Agnew, sample spacing may also vary depending on each particular ore type.

Peru

For the Cerro Corona operation, estimation is based on diamond drill and reverse circulation holes. The spacing of holes at Cerro Corona is generally around 50 meters, with some areas approximating a 25-meter grid.

Reserve Statement

As of June 30, 2009, Gold Fields had aggregate attributable proved and probable gold reserves of approximately 78.9 million ounces as set forth in the following table.

Gold ore reserve statement as of June 30, 2009(1)

	Tons	Proved reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 12 months ended June 30, 2009(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Underground (“UG”)
South Africa
Driefontein (UG) (total)	17.6	7.4	4,157	48.0	9.0	13,832	65.6	8.5	17,989	761
Above infrastructure(3)	17.6	7.4	4,157	20.6	8.7	5,735	38.2	8.1	9,892	761
Below infrastructure(3)	—	—	—	27.4	9.2	8,097	27.4	9.2	8,097	—
Kloof (UG) (total)	19.2	7.6	4,704	21.8	7.8	5,477	41.0	7.7	10,180	621
Above infrastructure(3)	19.2	7.6	4,704	18.4	7.8	4,609	37.6	7.7	9,313	621
Below infrastructure(3)	—	—	—	3.4	8.0	868	3.4	8.0	868	—
South Deep (UG) (total)(6)	15.2	5.9	2,906	134.2	6.2	26,580	149.4	6.1	29,486	175
Above infrastructure(3)(6)	15.2	5.9	2,906	67.6	6.6	14,265	82.8	6.5	17,171	175
Below infrastructure(3)(6)	—	—	—	66.6	5.8	12,315	66.6	5.8	12,315	—
Beatrix (UG) (total)	13.9	4.7	2,087	27.1	5.0	4,361	41.0	4.9	6,448	391
Above infrastructure(3)	13.9	4.7	2,087	24.7	5.0	3,990	38.6	4.9	6,077	391
Below infrastructure(3)	—	—	—	2.4	4.8	371	2.4	4.8	371	—
Australia
St. Ives	1.4	5.3	230	6.4	4.6	943	7.7	4.7	1,173	181
Agnew	0.6	8.9	186	1.9	8.7	526	2.5	8.7	712	192
Total Underground	67.9	6.5	14,270	239.4	6.7	51,719	307.2	6.7	65,988	2,322
Surface (Rock Dumps)
Driefontein	—	—	—	9.6	0.7	213	9.6	0.7	213	69
Kloof	—	—	—	12.2	0.9	341	12.2	0.9	341	22
South Deep(6)	—	—	—	—	—	—	—	—	—	—

	Tons	Proved reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 12 months ended June 30, 2009(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Surface (Production Stockpile)
Ghana
Tarkwa	3.1	0.7	72	—	—	—	3.1	0.7	72	—	(4)
Damang	—	—	—	3.6	1.1	131	3.6	1.1	131	—	(4)
Australia
St. Ives	4.1	1.1	139	—	—	—	4.1	1.1	139	—	(4)
Agnew	0.3	0.9	10	—	—	—	0.3	0.9	10	—	(4)
Peru
Cerro Corona	1.0	1.2	39	—	—	—	1.0	1.2	39	—	(4)
Surface (Open Pit)
Ghana
Tarkwa	106.4	1.3	4,423	82.4	1.2	3,096	188.8	1.2	7,519	435
Damang(5)	2.5	1.8	147	19.6	1.6	1,016	22.0	1.7	1,163	142
Australia
St. Ives(5)	0.5	1.8	30	17.8	1.7	980	18.3	1.7	1,010	247
Agnew(5)	—	—	—	—	—	—	—	—	—	—
Peru
Cerro Corona	17.3	1.1	610	53.8	0.9	1,628	71.1	1.0	2,238	85
Total Surface	135.2	1.3	5,470	199.0	1.2	7,405	334.1	1.2	12,875	998
Grand Total	203.2	3.0	19,740	438.3	4.2	59,122	641.4	3.8	78,863	3,322
Totals by Mine
Driefontein	17.6	7.4	4,157	57.6	7.6	14,045	75.2	7.5	18,202	830
Kloof	19.2	7.6	4,704	34.0	5.3	5,818	53.2	6.2	10,521	643
South Deep(6)	15.2	5.9	2,906	134.2	6.2	26,580	149.4	6.1	29,486	175
Beatrix	13.9	4.7	2,087	27.1	5.0	4,361	41.0	4.9	6,448	391
Tarkwa	109.5	1.3	4,495	82.4	1.2	3,096	192.0	1.2	7,591	435
Damang	2.5	1.8	147	23.2	1.5	1,147	25.7	1.6	1,294	142
St. Ives	6.0	2.1	399	24.1	2.5	1,922	30.1	2.4	2,322	428
Agnew	1.0	6.3	196	1.9	8.7	526	2.9	7.8	722	192
Cerro Corona	18.3	1.1	649	53.8	0.9	1,628	72.1	1.0	2,277	85
Grand Total	203.2	3.0	19,740	438.3	4.2	59,122	641.4	3.8	78,863	3,322

Notes:

(1) (a)	Quoted as mill delivered metric tons and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 97.0%; (2) Kloof 97.6%; (3) Beatrix 96.1%; (4) South Deep 97.3%; (5) Tarkwa 97.0% for milling, 64.0% for heap leach; (6) Damang 92.5% to 93.5%; (7) St. Ives 85% to 95% for milling, 57% to 75% for heap leach; (8) Agnew 92.6%; and (9) Cerro Corona 55% to 75% for gold. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.

(b)	For Driefontein, Kloof and Beatrix, a gold price of Rand 230,000 per kilogram ($800 per ounce at an exchange rate of Rand 8.95 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa and Damang operations, ore reserve figures are based on an optimized pit at a gold price of $800 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,000 per ounce ($800 per ounce at an exchange rate of A$1.25 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold for both the U.S.$ and A$. The gold price in Rand used for South African reserves represents a two-year trailing average. These prices are approximately 53% higher in South African Rand terms, 23% higher in U.S. dollar terms and 33% higher in Australian dollar terms than the prices used for the June 30, 2008 declaration and reflect the effect of a consistently increasing gold price on the two- or three-year historical average. Gold Fields is still evaluating the overall reserve position at South Deep following its acquisition of the mine during fiscal 2007 and accordingly has included the reserves for the Upper Elsburg reefs in the Current Mine and in Phase 1 north of the Wrench Fault and also Phase 1 south of the Wrench Fault (above mine infrastructure) as remodeled, re-evaluated, designed and scheduled in accordance with Gold Fields’ standards and procedures. The remainder of the reserves are as declared by the Barrick Gold—Western Areas Joint Venture (now, the South Deep Joint Venture) as at December 31, 2005, before its acquisition by Gold Fields. These historical reserves were calculated using a Rand price of 87,193 per kilogram ($400 per ounce at an exchange rate of Rand 6.78 per $1.00). For the Cerro Corona gold reserves, the optimized pit is based on a gold price of $800 per ounce and a copper price of $1.75 per pound, which, due to the nature of the deposit and the importance of net smelter returns, need to be considered together.

(c)	For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple orebody styles and mining methodologies. The mine dilution factors are as follows: (i) Driefontein 23%; (ii) Kloof 24%; (iii) Beatrix 23%; (iv) South Deep 6%; (v) Tarkwa 11%; (vi) Damang 15% for hydrothermal and 20 cm for each of the hanging wall and footwall for paleoplacer; (vii) St. Ives 1% to 13% (open pits) and 5% to 20% (underground); (viii) Agnew 13% to 33%; and (ix) Cerro Corona 0%.

(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined orebody at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 81%; (ii) Kloof 78%; (iii) Beatrix 53%; (iv) Tarkwa 98%; (v) Damang 100%; (vi) St. Ives 95% to 99% (open pits) and 75% to 100% (underground); and (vii) Agnew 100%. The methodology of this factor is currently being reviewed across the operations, and South Deep continues to be excluded from this summary pending completion of the review of the original acquisition model.

(e)	The pay limit (South African operations) and cut-off grade (International operations) vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) Driefontein 1170 cm.g/t; (ii) Kloof 1310 cm.g/t; (iii) Beatrix 840 cm.g/t; (iv) South Deep 4.0g/t (at South Deep, the values are expressed in g/t, as focus is on tonnage rather than square meters, and they are only applicable to the area remodeled by Gold Fields); (v) Tarkwa 0.30 g/t for heap leach and 0.43 g/t for mill feed; (vi) Damang 0.62 g/t for fresh ore and 0.43 g/t for oxide ore; (vii) St. Ives 0.41 g/t to 0.81 g/t for heap leach, 0.41 g/t to 0.81 g/t for mill feed—open pit, and 2.2 g/t to 4.9 g/t for mill feed—underground; (viii) Agnew 0.28 g/t for mill feed—stockpiles, and 3.6 to 4.6 g/t for mill feed—underground; and (ix) Cerro Corona $10.92 net smelter return (combined copper and gold).

(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant.

(2)	Actual gold produced after metallurgical recovery.

(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level. The current studies for below infrastructure reserves at Driefontein, which contemplate accessing the area via a sub-vertical shaft complex, are currently being reviewed versus multiple declines, which may materially impact the below infrastructure reserve ounces at this operation.

(4)	Includes some gold produced from stockpile material, which cannot be separately measured.

(5)	Excludes inferred material within the pit design.

(6)	See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report” and note (1)(b) above.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as of June 30, 2009 that are attributable to Gold Fields.

Copper ore reserve statement as of June 30, 2009(1)(2)

	Tons	Proved Reserves Grade Cu	Cu	Tons	Probable Reserves Grade Cu	Cu	Tons	Total Reserves Grade Cu	Cu	Attributable copper production in the 12 months ended June 30, 2009
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit) Peru
Cerro Corona	18.3	0.6	226	53.8	0.5	571	72.1	0.5	797	43.1

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factor for copper at Cerro Corona is 58% to 89%.

(2)	For the copper reserves, the optimized pit is based on a gold price of $800 per ounce and a copper price of $1.75 per pound, which, due to the nature of the deposit, need to be considered together.

Gold and copper price sensitivity

The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices significantly different than the gold price of $800 per ounce used to estimate Gold Fields’ attributable gold reserves (excluding copper) of 78.9 million ounces of gold as of June 30, 2009 listed above, Gold Fields’ operations would have had materially different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ reserves as of June 30, 2009 listed above, but applying different gold prices that are 10% above and below the $800 per ounce gold price used to estimate Gold Fields’ attributable reserves, the attributable gold reserves of Gold Fields’ operations, excluding South Deep, would have been as follows:

	$720/oz	$800/oz	$880/oz
	(‘000 oz)
Driefontein(1)	17,293	18,202	18,692
Kloof(1)	9,461	10,521	10,992
Beatrix(1)	5,588	6,448	7,275
Tarkwa	6,611	7,591	8,576
Damang	1,095	1,294	1,415
St. Ives	2,188	2,322	2,534
Agnew	626	722	977
Cerro Corona(2)	2,277	2,277	2,277

Notes:

(1)	South African operations’ reserves include run-of-mine ore stockpiles and low-grade strategic stockpiles. Gold Fields is still evaluating the overall reserve position at South Deep following its acquisition of the mine during fiscal 2007. It has included the Phase 2 reserves for South Deep declared by the Placer Dome—Western Areas Limited Joint Venture as at December 31, 2005, calculated using a U.S. dollar price of $400 per ounce and has updated to June 30, 2009 for remodeling of the Upper Elsburg reefs in the Current Mine, Phase 1 north of the Wrench Fault and also Phase 1 south of the Wrench Fault (above mine infrastructure). Therefore, it is not feasible to present a comparable sensitivity analysis for South Deep. See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

(2)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona mine. A decrease of 10% in gold prices is insufficient to affect the level of gold reserves.

The London afternoon fixing price for gold on November 30, 2009 was U.S.$1,176 per ounce. Gold Fields’ attributable gold reserves decreased from 80.5 million ounces at June 30, 2008 to 78.9 million ounces at June 30, 2009, primarily due to mining depletion.

The amount of copper mineralization that Gold Fields can economically extract, and therefore can classify as reserves, could be sensitive to fluctuations in the price of copper. However, under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the copper price because of current capacity constraints at the tailings storage facility for Cerro Corona and a decrease of 10% in copper prices is insufficient to affect the level of copper reserves.

The London Metal Exchange, or LME, cash buyer price for copper on November 30, 2009 was U.S.$6,815 per ton.

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

Geology

The majority of Gold Fields’ gold production is derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. These properties include the Driefontein operation, the Kloof operation, the Beatrix operation and the South Deep operation. These mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa’s production of a significant portion of the world’s recorded gold output since 1886.

The Witwatersrand Basin comprises a 6,000-meter vertical thickness of sedimentary rocks, extending laterally for some 350 kilometers northeast to southwest by some 1200 kilometers northwest to southeast, generally dipping at shallow angles toward the center of the basin. The basin outcrops at its northern extent near Johannesburg but to the west, south and east it is overlaid by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

Gold mineralization occurs within laterally extensive quartz pebble conglomerate horizons called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralization processes, the gold fields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than two meters in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

The gold generally occurs in native form, often associated with pyrite, carbon and uranium. Pyrite and gold within the reefs display a variety of forms, some obviously indicative of detrital transport within the depositional system and others suggesting crystallization within the reef itself.

The most fundamental controls of gold distribution are the primary sedimentary features such as facies variation and channel directions. Consequently, the modeling of sedimentary features within the reefs and the correlation of payable grades within certain facies is key to in situ reserve estimation as well as effective operational mine planning and grade control.

For a discussion of the geological features present at the Tarkwa, Damang, St. Ives, Agnew and the Cerro Corona mines, see the geology discussion contained in the description of each of those mines found below under “—Gold Fields’ Mining Operations—Ghana Operations—Tarkwa Mine,” “—Gold Fields’ Mining Operations—Ghana Operations—Damang Mine,” “—Gold Fields’ Mining Operations—Australia Operations—St. Ives,” “—Gold Fields’ Mining Operations—Australia Operations—Agnew”, “Gold Fields’ Mining Operations—Peru Operations—Cerro Corona.”

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

Extracting the Orebody

Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis. At Driefontein, Kloof and Beatrix, the broken ore is scraped into and down gullies to ore passes, where it is channeled to the crosscut below. The ore is then hauled by rail to shaft ore passes, where it is tipped into loading stations for hoisting to the surface. At South Deep, now a fully mechanized mine, ore is hauled by trucks along decline corridors to ore pass systems which connect to corridor crosscuts below. The ore is then transported by rail and tipped into loading stations for hoisting to the surface. At the Australian operations, the broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface via the decline. Mining methods employed at Gold Fields’ operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling.

Open Pit Mining

Developing Access to the Orebody

In open pit mining, access to the ore is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps.

Extracting the Orebody

Extraction of the orebody in open pit mining involves the same activity as in stripping the overburden. Lines are established demarcating ore from waste material and the rock is then drilled and blasted. The ore is loaded into dump trucks and hauled to the crusher or stockpile, while the waste is hauled to waste rock dumps.

Rock Dump and Production Stockpile Mining

Gold Fields mines surface rock dumps and production stockpiles using mechanized earth-moving equipment.

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

Each operation compiles a detailed one-year operational plan that rolls into a life of mine, or LoM, plan prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Gold Fields Executive Committee. See “Directors, Senior Management and Employees—Executive Committee.” The operational plan is presented to the Gold Fields Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 100 million (South Africa), A$15 million (Australia) and U.S.$15 million (Ghana/Peru) are submitted to the Gold Fields’ Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board.

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

Processing

Gold Fields currently has 15 gold processing facilities (8 in South Africa, 3 in Ghana, 3 in Australia and 1 in Peru) which treat ore to extract gold and, in the case of Cerro Corona, copper. A typical processing plant circuit includes two phases: comminution and treatment.

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

Gold Fields has two active heap leach operations. In the heap leach process, crushed ore is stacked on impervious leach pads and a cyanide leaching solution is sprayed on the pile. The solution percolates through the heap and dissolves liberated gold. A system of underdrains removes the gold-containing solution, which is then passed through columns containing activated carbon. The loaded carbon is then eluted and the gold recovered by electrowinning.

As a final recovery step, gold recovered from the carbon using the above processes is smelted to produce rough gold bars. These bars are then transported to the refinery which is responsible for refining the bars to good delivery status.

At Cerro Corona, gold/copper concentrate is produced using a standard flotation process. The concentrate is then shipped to a third-party smelter for further processing.

Productivity and Cost Initiatives

Towards the end of fiscal 2008, the Gold Fields South African operations reviewed a number of their productivity and cost projects in order to ensure that focus was only on those projects with substantial value beyond the next two to five years. The result of the review was the identification of a suite of projects called Project “M”, as noted below:

Project 1M—One-meter extra face advance is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by an extra meter per month to an average of 8 meters per month by the end of fiscal 2010.

Project 2M—Mechanization of flat-end development, which is development on the horizontal plane, is a technology sub-group initiative aimed at mechanizing all flat-end development at the long-life shafts by the end of fiscal 2010 in order to improve safety and increase reserve flexibility.

Project 3M is a suite of projects focused on reducing energy and utilities consumption, work-place absenteeism and surface costs. Project 3M comprises:

The Energy and Utilities Project which focuses on reducing, by 10% by fiscal 2010, the consumption of power, compressed air and water. It also aims to reduce diesel consumption by 20% within a one-year period. This project is driven primarily at reducing the safety risk to employees of interruptible power supply, maintaining the integrity of equipment and machinery in the face of power supply risks and minimizing the erosion of operating margins due to higher power tariffs and oil prices.

Some of the key initiatives include on-line monitoring of power consumption, main fan vane control, energy-efficient lighting, energy-efficient machinery and equipment, and reducing air and water wastage through stope shut-off valves. In the case of diesel, strict controls are being enforced, supported by the continued replacement of diesel with battery locomotives and outsourcing and upgrade of the old surface vehicle fleet.

The Management of Workplace Absenteeism Project focuses on reducing workplace absenteeism by 4% by fiscal 2010 in order to minimize the impact of lost shifts on production. Some of the key initiatives under this project include reducing unnecessary time spent by employees in training, work orientation and recruitment and healthcare assessment processes by creating a one-stop engagement and health-assessment center, particularly for Driefontein and Kloof. Stricter controls have been implemented to manage sick leave and its abuse, while maintaining focus on continual improvement of wellness programs and employee and union relations.

The Above-ground Cost Project focuses on reducing surface costs by at least R100 million per annum. Various initiatives are in place including review of surface labor, improving workshop performance, implementing salvage and reclamation programs, enhancing procurement processes, and efficient management and utilization of inventories through a vigorous application of standards and norms.

Project 4M—Achievement of the Mine Health and Safety Council (MHSC) Milestones, as agreed to on June 15, 2003. This initiative focuses on the Mine Health and Safety Council, or the MHSC, milestones agreed to on June 15, 2003 by a tripartite health and safety summit comprising representatives from Government, organized labor unions and associations, and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry. In order to meet the “noise-induced hearing loss” target, the company is focusing on the noise at source. A target was set that no machine or piece of equipment may generate a noise level in excess of 110 dB after December 2013. A number of action plans have been put in place to meet this target based on the highest potential exposure source. Progress is monitored quarterly. See “Directors, Senior Management and Employees—Employees Health and Safety—Safety.”

Refining and Marketing

South Africa

Gold Fields has appointed Rand Refinery Limited, or Rand Refinery, to refine all of Gold Fields’ South African-produced gold. Rand Refinery is a non-listed public company in which Gold Fields holds a 34.9% interest, with the remaining interests held by other South African gold producers.

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

Australia

In Australia, all gold produced by St. Ives and Agnew is refined by AGR Matthey, which is a partnership between WA Mint, Australian Gold Alliance and Johnson Matthey (Australia), under an evergreen agreement which became effective on September 1, 2002. The agreement is between St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Matthey. AGR Matthey applies competitive charges for the collection, transport and refining services. The collection and transportation fees are calculated by the weight of the unrefined gold and a nominal fixed fee component. The refining fees are calculated per ounce of refined gold produced which includes small refining losses of both gold and silver. AGR Matthey takes responsibility for the unrefined gold at collection from St. Ives and Agnew where they engage a sub-contractor, Brinks Australia. Brinks delivers the unrefined gold to AGR Matthey in Perth, Australia, where it is refined and the refined ounces of gold and silver are credited to the relevant metal accounts held by St. Ives and Agnew with AGR Matthey. St. Ives and Agnew then inform Gold Fields treasury in the corporate office in Johannesburg of the amount of fine gold available for sale in Perth, Australia. After such confirmation, Gold Fields treasury either sells the gold directly to AGR Matthey, at the London afternoon fixing price, or swaps it into London for a competitive fee per ounce, meaning AGR Matthey provides that volume of fine gold in London for sale by Gold Fields. In the case of a location swap, AGR Matthey is instructed to credit St. Ives’ or Agnew’s metal account held with Deutsche Bank, London. Once the gold is sold to a third-party, Deutsche Bank in London is instructed by Gold Fields to deliver the gold to the relevant counterparty bank. All silver is sold to AGR Matthey at market rates. The agreement with AGR Matthey continues indefinitely until terminated by either party upon 90 days’ written notice.

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

World Gold Council

Gold Fields supports and participates in the gold marketing activities of the World Gold Council, or WGC, and, prior to January 1, 2009, contributed to the WGC in support of its activities at a rate of $1.75 per ounce of the gold it produced in South Africa (excluding gold produced from the South Deep Project) and Australia and $1.75 per ounce of its attributable production from Tarkwa and Damang. From January 1, 2009, the amount contributed per ounce increased to $1.85.

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

Gold Fields’ Mining Operations

Gold Fields conducts underground mining operations at each site except Tarkwa, Damang and Cerro Corona and conducts some processing of surface rock dump material at Driefontein, Kloof and South Deep. Processing of surface rock dump material at Agnew was completed in October 2008. Gold Fields conducts open pit mining at Tarkwa, Damang, St. Ives (which also conducts underground mining) and Cerro Corona and also processes material from production stockpiles at Tarkwa, Damang and St. Ives.

Total Operations

The following chart details the operating and production results (including gold equivalents) for each of fiscal 2007, 2008 and 2009 for all operations owned by Gold Fields during that fiscal year. The results of operations for mines acquired during the relevant period are included as from the date of control, which is December 1, 2006 for South Deep. The results of operations for mines sold during the relevant period are included through the date of execution of the sale agreement, which was November 30, 2007 for Choco 10 in Venezuela.

	Year ended June 30,
	2007	2008	2009
Production
Tons (‘000)	52,166	50,376	52,907
Recovered grade (g/t)	2.6	2.4	2.2
Gold produced (‘000 oz)(1)	4,285	3,915	3,691

Results of operations ($ million)
Revenues	2,735.2	3,206.2	3,228.3
Total production costs(2)	2,052.5	2,387.9	2,430.5
Total cash costs(3)	1,692.5	1,975.2	1,986.1
Cash profit(4)	1,042.7	1,231.0	1,242.2

Cost per ounce of gold ($)
Total production costs	482	610	659
Total cash costs	394	505	538

Notional cash expenditure per ounce of gold produced ($)(5)	596	822	763

Notes:

(1)	In fiscal 2007, 4.024 million ounces were attributable to Gold Fields, in fiscal 2008, 3.670 million ounces were attributable to Gold Fields, and in fiscal 2009, 3.414 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Peru operation during fiscal 2009, attributable to minority shareholders in the Ghana and Venezuela operation during fiscal 2008 and attributable to minority shareholders in the Ghana, Venezuela and South Deep operations in fiscal 2007.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

Underground Operations

The following chart details the operating and production results for Gold Fields’ underground operations for fiscal 2007, 2008 and 2009. The underground operations include all of the mines in the South African operations and the underground portions of the mines in the Australian operations. The results of operations for mines acquired during the relevant period are included as from the date of control, which is December 1, 2006 for South Deep.

	Year ended June 30,
	2007	2008	2009
Production
Tons (‘000)	13,386	12,017	11,541
Recovered grade (g/t)	6.7	6.7	6.2
Gold produced (‘000 oz)(1)	2,884	2,585	2,300

Results of operations ($million)
Revenues	1,840.2	2,100.5	2,015.2
Total production costs(2)	1,346.4	1,535.0	1,508.9
Total cash costs(3)	1,086.5	1,244.7	1,216.6
Cash profit(4)	753.7	855.8	798.6

Cost per ounce of gold ($)
Total production costs	474	594	656
Total cash costs	377	481	529

Notes:

(1)	In fiscal 2007, 2,881 million ounces were attributable to Gold Fields. In fiscal 2008, all 2.585 million ounces were attributable to Gold Fields and in fiscal 2009, all 2,300 million ounces were attributable to Gold Fields.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.

Tons milled from the underground operations decreased from 12.0 million tons in fiscal 2008 to 11.5 million tons in fiscal 2009. At the South African operations, the decrease was mainly due to the addressing of the backlog in secondary support and infrastructure rehabilitation across all operations. The amount of gold produced from underground operations decreased from 2.585 million ounces in fiscal 2008 to 2.300 million ounces in fiscal 2009. This decrease was also due to the addressing of the backlog in secondary support, lower underground grades and infrastructure rehabilitation across all operations.

Surface Operations

The following chart details the operating and production results (including gold equivalents) for Gold Fields’ surface operations for fiscal 2007, 2008 and 2009. Surface operations include all of the mines in the Ghana, Venezuela and Peru operations, the open pit portions of the mines in the Australian operations and the surface rock dump material at the mines in the South African operation. The results of operations for mines acquired during the relevant period are included as from the date of control, which is December 1, 2006 for South Deep. The results of operations for Choco 10 are included only through the date of the sale, which was November 30, 2007.

	Year ended June 30,
	2007	2008	2009
Production
Tons (‘000)	38,780	38,359	41,366
Recovered grade (g/t)	1.1	1.1	1.0
Gold produced (‘000 oz)(1)	1,401	1,330	1,391

Results of operations ($ million)
Revenues	895.0	1,105.7	1,213.1
Total production costs(2)	706.1	852.9	921.6
Total cash costs(3)	606.1	730.5	769.5
Cash profit(4)	288.9	375.2	443.6

Cost per ounce of gold ($)
Total production costs	504	642	663
Total cash costs	432	550	553

Notes:

(1)	In fiscal 2007, 1.142 million ounces were attributable to Gold Fields, in fiscal 2008, 1.085 million ounces were attributable to Gold Fields and in fiscal 2009, 1.114 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Peru operations in fiscal 2009, attributable to minority shareholders in both the Ghana and Venezuela operations in fiscal 2008 and attributable to minority shareholders in Ghana, Venezuela and South Deep in fiscal 2007.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.

Tons milled and treated from the surface operations increased from 38.4 million tons in fiscal 2008 to 41.4 million tons in fiscal 2009, primarily because of the inclusion of the Cerro Corona operation in Peru.

Driefontein Operation

Introduction

The Driefontein gold mine is located in the Northwest Province of South Africa in the Far West Rand mining district, some 70 kilometers southwest of Johannesburg. Driefontein operates under mining rights covering a total area of approximately 8,600 hectares. It is an underground mine with nominal surface reserves represented by rock dumps that have been accumulated through the operating history of the mine. Driefontein has multiple operating shaft systems and three metallurgical plants and operates at depths of between 700 meters and 3,420 meters below surface. The Driefontein operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2009, it produced 0.830 million ounces of gold. As of June 30, 2009, Driefontein had approximately 19,200 employees, including approximately 3,200 employed by outside contractors.

History

Driefontein was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines. Gold mining began at Driefontein in 1952.

Geology

Driefontein is located in the West Wits Line that forms part of the Far West Rand of the Witwatersrand Basin. The operation is geologically divided into an eastern section and a western section, separated by a bank anticline and associated faulting. Gold mineralization at Driefontein is contained within three reef horizons. The Carbon Leader Reef, or Carbon Leader, the Ventersdorp Contact Reef, or VCR, and the Middelvlei Reef, or MVR, occur at depths of between 500 meters and 4,000 meters. Stratigraphically, the Carbon Leader is situated 40 to 70 meters below the VCR and MVR and is a generally high-grade reef comprising different facies and dips to the south at approximately 25 degrees. The Carbon Leader subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The MVR is a secondary reef, situated approximately 50 meters above the Carbon Leader, and, at present, it is a minor contributor to reserves and production. The average gold grades vary with lithofacies changes in all of the reefs.

Mining

In the northern, older portions of Driefontein, which include Shaft Nos. 2, 6 and 8, production is focused on remnant pillar extraction and accessing and mining of secondary reef horizons. In the southern, newer portions of the mine, which include Shaft Nos. 1 and 4, the focus is on scattered or longwall mining. In the western portion of the mine, at Shafts No. 10 and 6 Tertiary, extensive reclamation and cleaning operations are being conducted. The shafts at the deepest levels of the mine, consisting of Shaft No. 1 Tertiary and Shaft No. 5 Sub-Vertical, employ the closely spaced dip pillar mining method. This method provides additional mining flexibility. Following increased seismicity, impacting on footwall development at Shaft Nos. 1 and 5, the mine instituted a comprehensive strategy to increase the support density in all major off-reef development. Most of the development at Shaft Nos. 1, 4 and 5 was halted in September 2008, and crews were redeployed in order to address the accumulating backlog in implementing secondary support at these shafts. An estimated 90% of the high priority backlog was completed by January 2009. Development at Shaft Nos. 1, 4 and 5 recommenced in January 2009. Development at Shaft No. 7 recommenced in July 2009. In order to prevent secondary support from falling behind again, the mine also introduced the “one pass” system, where crews will install their own secondary support as they mine. Gold Fields believes this will limit the deterioration of the hanging wall and, to a degree, the footwall infrastructure due to seismicity. Gold Fields expects to complete the backlog by the end of fiscal 2010.

Reviews of pillar mining were also conducted during the year, which led to the stoppage of extraction of numerous higher-grade pillars across the mine. These stoppages had a significant impact on gold production during the year.

Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,
	2007	2008	2009
Production
Tons (‘000)	6,652	5,981	6,217
Recovered grade (g/t)	4.8	4.8	4.2
Gold produced (‘000 oz)	1,017	928	830

Results of operations ($million)
Revenues	648.2	756.8	726.5
Total production costs(1)	425.9	477.6	448.7
Total cash costs(2)	355.0	384.5	373.8
Cash profit(3)	293.2	372.3	352.7

Cost per ounce of gold ($)
Total production costs	419	515	541
Total cash costs	349	414	450

Notional cash expenditure per ounce of gold produced ($)(4)	481	584	610

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(3)	Cash profit represents revenues less total cash costs.

(4)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

The increase in tonnage from fiscal 2008 to 2009 was primarily due to an increase in surface ore milled. Gold production decreased primarily due to a drop in both underground mill tons and yield. Underground production and yield was severely affected by stoppages relating to safety. In addition, numerous higher-grade areas had to be abandoned during the year due to unacceptable risk levels. Gold Fields experienced an increase in total cash costs and total production costs per ounce of gold from fiscal 2008 to fiscal 2009 at Driefontein, mainly due to lower gold production and increased input costs.

In order to improve operational excellence, in fiscal 2009, Driefontein focused on the implementation of various new technologies and initiatives. These initiatives are aimed at improving mining efficiencies and streamlining the mining process, and include the purchase of a boxhole borer, various mechanized loaders, new era locomotives and development drill rigs.

The Driefontein operation is engaged in both underground and rock dump mining, and is thus subject to all of the underground and rock dump mining risks discussed in “Risk Factors.” The primary safety challenges facing the Driefontein underground operation include falls of ground, seismicity, flammable gas, water intrusion and temperatures. Water intrusion is dealt with through drilling, cementation sealing techniques and an extensive water-pumping network. Also, because rock temperatures tend to increase with depth, Driefontein requires an extensive cooling infrastructure. Driefontein has instituted a number of initiatives to reduce the risks posed by seismicity, including a detailed analysis of previous seismic events, preconditioning and backfilling, the use of hydraulic props, monitoring seismic risk parameters to allow quicker reactions to changes and centralized blasting. In addition, during fiscal 2009, Driefontein adopted a revised stope support standard in all areas with friable hangwall and in areas that have the Westonaria Formation Lava hangwall. Continued reviews of remnant and pillar mining areas were also conducted during the year leading to the stoppage of extraction at numerous higher risk areas across the mine. Driefontein has contracted with external seismologists and rock engineers as a seismic task team to assess and improve seismic strategies.

On January 24, 2008, Gold Fields suspended all mining activity at its South African operations, due to Eskom advising their Key Industrial Consumers, of which Gold Fields is one, that they could not guarantee supply. On January 28, 2008, the power supply was restored to 71% of total average consumption allowing Gold Fields to begin ramping up production at its South African operations. 50% of Gold Fields’ normal electrical consumption is required simply to pump, ventilate and refrigerate its operations. Therefore, the amount of power available on January 28, 2008, was sufficient for essential maintenance, pumping, ventilation, refrigeration, opening up faces and ensuring working areas were safe to operate, but not for production or beneficiation purposes. By mid-March 2008, the total power available to Gold Fields’ South African mines was approximately 95% of the historical average consumption profile at Driefontein and Kloof, and 90% at the Beatrix and South Deep mines. Gold Fields’ power needs in South Africa will increase as it builds up production at its South Deep mine. It has requested an additional allocation from Eskom and Eskom has indicated that the additional requested capacity will be granted. If a power conservation program is implemented, Gold Fields expects that the power allocations of each of its operations will be tradable. As a result, Gold Fields expects to be able to shift power usage from one mine to another as necessary. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition”.

As a result of the electricity issues, sinking operations at Shaft No. 9 have been suspended indefinitely. Gold Fields plans to continue to perform essential maintenance on the shaft so that the deepening project may be resumed quickly if Gold Fields decides to do so. In the interim, Driefontein will continue with the drilling program in the area below the lowest area currently being mined, targeting the area expected to be accessed by Shaft No. 9. Gold Fields is also conducting an optimization study on mining below current infrastructure. This study is currently investigating a viable alternative to the Shaft No. 9 project, such as a phased mini-decline start system.

Driefontein continued to process low-grade surface material in fiscal 2009, for which the biggest risk is a decrease in grade of the remaining dumps. In order to manage this risk, the grade of the rock dumps is monitored on a daily basis. Grade management is undertaken through the screening of material to separate out the smaller fraction sizes of ore, which tend to be of higher grade. This process reduces the tonnage that will be available for processing. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. Driefontein has a risk management system in place that guides the mining of the rock dumps to minimize these risks.

In total, during fiscal 2009, there were seven fatalities at Driefontein and, to date in fiscal 2010, there have been three fatalities. Of the 10 fatalities, six were due to seismic events, one due to a winches and rigging related accident, one due to an accident related to a discharge of gas and two due to tramming related accidents. The serious injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2009 was 3.0 serious injuries for every million hours worked, reflecting an improvement as compared to the serious injury frequency rate of 4.4 for fiscal 2008 and 7.1 for fiscal 2007. The fatal injury frequency rate decreased from 0.26 in fiscal 2008 to 0.16 fatalities for every million hours worked in fiscal 2009. In fiscal 2007, the fatal injury frequency rate was 0.26 fatalities for every million hours worked. A major source of accidents in the mine remains falls of ground, which make up about a third of all accidents. Based on the results of the Presidential Safety Audit conducted in 2007, as well as the Du Pont audit in fiscal 2009, Gold Fields is designing a safety management system called the Safe Production Management System, to address outstanding issues identified and to assist Driefontein and the other South African operations to improve health and safety to best practice levels. The mine also continued with the Masiphephe safety program, which incorporates elements of the Safe Production Management System, during the year. On June 12, 2009, the mine completed in excess of 2.85 million fatality-free shifts, which is a record achievement for the mine and set a new benchmark for deep-level gold mining in South Africa. Driefontein again maintained its Occupational Health and Safety Assessment Series, or OHSAS 18001 certification, through external audits conducted in fiscal 2009.

During fiscal 2009, after each major mine incident or accident, Driefontein received, and complied with, various instructions to halt operations from the Principal Inspector of the Gauteng area of the DMR. As part of Gold Fields’ compliance with these instructions, Driefontein participated in the Health and Safety Audit which checked legal compliance of the mine. The Department of Mineral Resources has expressed its satisfaction with the mine’s remedial measures. See “Directors, Senior Management and Employees—Employees—Safety”.

During fiscal 2009, there were three industrial actions that affected production at Driefontein. On July 23, 2008, there was a one-day regional work stoppage in Gauteng province in support of COSATU’s protest against the electricity crisis in South Africa followed by another one-day COSATU national stay-away on August 6, 2008 for the same reason. The third action was an isolated illegal work stoppage that lasted for a day at Driefontein’s Shaft No. 1. For more information about labor relations at Driefontein, see “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa.” Driefontein’s productivity improvement strategies continue to be hampered by high levels of worker absenteeism. Although the mine has succeeded in reducing the absenteeism rate, the sick rate, which is one factor of the absenteeism rate, remains an area of concern. Driefontein is continuing with a wellness program as an initiative aimed at improving the health of employees generally. The previous shortage of skilled labor at Driefontein has been eased following closures in other areas of the mining industry.

The total shaft hoisting capacity of Driefontein is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	105,000
No. 2	165,000
No. 4	107,000
No. 5	150,000
No. 6(1)	96,000
No. 7	190,000
No. 8	96,000
No. 10(1)	121,000

Note:

(1)	Shaft Nos. 6 Tertiary and 10 are currently only operated on a limited scale, with the focus on reclamation and cleaning.

Assuming that Gold Fields does not increase or decrease reserve estimates at Driefontein and that there are no changes to the current mine plan at Driefontein, Driefontein’s June 30, 2009 proven and probable reserves of 18.2 million ounces of gold will be sufficient to maintain production through approximately fiscal 2040. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which thus could materially change the life of mine.

Driefontein achieved full compliance certification under the International Cyanide Management Code in October 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2009, for each of the plants at Driefontein:

Processing Techniques
Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(2)	Average milled for the year ended June 30, 2009	Approximate recovery factor for the year ended June 30, 2009(4)
				(tons/month)	(tons/month)
No. 1 Plant	1972	SAG milling	CIP treatment and electrowinning	240,000	246,043	97%
No. 2 Plant	1964	SAG/ball milling	CIP treatment(3)	200,000	174,981	92%
No. 3 Plant	1998	SAG milling	CIP treatment(3)	115,000	97,098	92%

Notes:

(1)	No. 1 Plant was substantially upgraded in fiscal 2004, and No. 2 Plant was substantially upgraded in fiscal 2003. No. 3 Plant was originally commissioned as a uranium plant and was upgraded to a gold plant in 1998. Therefore, No. 3 Plant lists the year commissioned as a gold plant.

(2)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(3)	After CIP treatment, electrowinning occurs at No. 1 Plant.

(4)	Percentages are rounded to the nearest whole percent.

In fiscal 2009, the Driefontein plants collectively extracted approximately 97% of the gold contained in ore delivered for processing.

Capital Expenditure

Gold Fields spent approximately $115 million on capital expenditures at the Driefontein operation in fiscal 2009, primarily on ore reserve development, shaft pillar extraction at Shaft No. 4, upgrading and building of accommodation units, historical tailings treatment operation, emergency power generators, the introduction of battery locomotives and continued implementation of new technology such as development drill rigs and a box-hole borer. Gold Fields has budgeted approximately $147 million of capital expenditures at Driefontein for fiscal 2010, principally for the Shaft No. 4 pillar extraction project, the Uranium Project feasibility study, ore reserve development, continuing mechanization and a residential area upgrade.

Kloof Operation

Introduction

Kloof is situated approximately 60 kilometers west of Johannesburg, near the towns of Carletonville and Westonaria in the Gauteng Province of South Africa. The Kloof mine operates under mining rights covering a total area of approximately 20,100 hectares. It is principally an underground operation, with surface rock dump material being processed at both the Kloof and South Deep plants. Kloof currently has five operating shaft systems serviced by two metallurgical plants. Kloof is an intermediate to ultra-deep-level mine, with operating depths between 1,300 meters and 3,500 meters below surface. The Kloof operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2009, it produced 0.643 million ounces of gold. As of June 30, 2009, Kloof had approximately 17,200 employees, including approximately 2,300 who were employed by outside contractors.

History

Kloof’s present scope of operations is the result of the consolidation of the Kloof, Libanon, Leeudoorn and Venterspost mines. Gold mining began in the area now covered by these operations in 1934.

Geology

The majority of production at Kloof is from the VCR, which occurs at depths of between 1,300 meters and 3,350 meters below surface. The VCR is a tabular orebody that has a general northeast-southwest strike and dips to the southeast at between 20 and 45 degrees. The Middelvlei Reef, or MVR, is classified as Kloof’s secondary reef and minor production volumes are also delivered from the Kloof Reef, or KR, and Libanon Reef, or LR.

Kloof lies between the Bank Fault to the west, and the north trending West Rand Fault to the east. The latter truncates the VCR along the eastern boundary of the mine, with a 1- to 1.5-kilometer up throw to the east. Normal faults are developed sub-parallel to the westerly dipping West Rand Fault, with sympathetic north-northeast trending dykes that show little to no apparent offset of the stratigraphy. A conjugate set of faults and dykes occurs on a west-southwest trend, with throws of 1 to 15 meters. Structures that offset the VCR increase in frequency toward the southern portion of the mine as the Bank Fault is approached.

Mining

The current preferred mining method at Kloof is breast stoping with closely spaced dip pillar mining, with limited application of longwalling and remnant pillar mining in the mature areas. Shaft Nos. 1, 3, 4 and 7 provide the main centers of current production at Kloof, although for the first six months of fiscal 2009 essential maintenance work was performed on Main Shaft infrastructure which hampered production.

In fiscal 2009, Kloof faced several challenges in meeting several of its production targets. Planned production was severely affected by numerous safety-related shaft and full mine production stoppages that were imposed by the DMR, as well as safety stoppages required by management. Production was also adversely affected by the Shaft No. 1 maintenance work mentioned above, a slow return to standard production levels following the Christmas and Easter breaks, seismicity damage, an underground fire at Shaft No. 7 and an illegal stay-away by some miners at Kloof for two months beginning on June 11, 2008. Although grade variability of the primary VCR reef was high, total underground average yield was 4% lower than in fiscal 2008.

The planned extraction of the high-grade Shaft No. 1, or Main Shaft, pillar has been deferred until fiscal 2014 after an external audit review by GroundWorks Consulting revealed that the geotechnical information concerning the Main Shaft pillar area is insufficient to guide the pillar extraction and associated activities required to assist in the safe and profitable extraction of this pillar. The Main Shaft pillar extraction project’s original extraction report was reviewed subsequent to a full geotechnical investigation. The report highlighted that mining of the pillar fringes are possible, but indicate significant seismic risk associated with the inherent geological structure. Further seismic analysis and a review of the design is required to minimize the seismic risk. The final design on how to mine the shaft pillar with the necessary bracket and regional stability pillars is currently being modeled and the final mining sequence and seismic risk analysis will then be completed. Mining of the outskirts of the pillar, though, has begun.

At Shaft No. 3, plans are on track to reopen those areas that were isolated during the power crisis of fiscal 2008, and at Shaft No. 4, an additional refrigeration plant has been commissioned and should assist in improving environmental conditions underground. Shaft No. 7 has all major infrastructure in place and working conditions are conducive to production delivery. As of the date of this annual report, Shaft No. 8 is predominantly mining the lower-grade MVR reef with reduced remnant mining on the VCR horizon due to the presence of complex geological structures which have to be negotiated and which result in reef elimination and gold losses. In line with the overall Gold Fields productivity initiatives, Kloof continues to focus on optimizing mine design and configuration, while ensuring that the high-productivity drivers of workforce motivation and competence are addressed through training and incentive schemes.

Short-term grade management is well entrenched and, together with the initiatives put into operation to drive the mine call factor, or MCF, and quality mining program, it is envisaged that the full potential of the mining grade can be realized. The objectives of the quality management program are to ensure that the mine reduces the grade gap between the stope face and the plant, optimizing the size of rock fragments delivered to the plant and ensuring that effective cleaning methods of ore accumulations are employed. A feasibility study for the modified Kloof Extension Area, or KEA, project, now called the 55 Line Decline, is underway. This project consists of a three-level, 14-degree conveyor decline and a service way, and will target the southern portion of the original KEA. Planned infill drilling at Shaft No. 4 will further test the extent of certain higher-grade Sandy 1 facies below the current infrastructure. Additional drilling is also planned to target the MVR area to the south of Shaft No. 1 sub-vertical.

During the first quarter of fiscal 2010, it became evident that the production trajectory and forward gold profile for Kloof was showing misalignment with Kloof’s operational plan. There had been a decrease in the mining grades as well as a loss of high-grade panels due to seismicity.

Gold Fields has undertaken a comprehensive review of the mine’s fiscal 2010 operational plan, taking into consideration the latest information on areas affected by seismicity, geology, evaluation, face length flexibility, payability, mining mix, production rates, quality factors and costs. This work is critical to producing a safe production baseline for Kloof that can be used as a realistic point of departure before building in new opportunities and expediting a number of quality aspects waiting to be leveraged. Gold Fields now believes that Kloof will produce between five and five and a half tons per quarter until it has improved flexibility.

Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,
	2007	2008	2009
Production
Tons (‘000)	3,829	3,953	3,319
Recovered grade (g/t)	7.5	6.5	6.0
Gold produced (‘000 oz)	923	821	643

Results of operations ($million)
Revenues	587.0	660.9	562.3
Total production costs(1)	423.1	445.6	413.7
Total cash costs(2)	338.6	354.6	328.7
Cash profit(3)	248.4	306.3	233.6

Cost per ounce of gold ($)
Total production costs	458	543	643
Total cash costs	367	432	511

Notional cash expenditure per ounce of gold produced ($)(4)	501	602	698

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(3)	Cash profit represents revenues less total cash costs.

(4)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

The decrease in tonnage from fiscal 2008 to 2009 was primarily as a result of planned reductions in production due to the maintenance work on Shaft No. 1. Gold production for fiscal 2009 decreased by 21.7% to 0.643 million ounces from 0.821 million ounces in fiscal 2008, due to the planned decreases in production, maintenance on Shaft No. 1 and numerous safety-related stoppages during the year. Recovered grade decreased from 6.5 g/t in fiscal 2008 to 6.0 g/t in fiscal 2009, primarily due to the higher proportion of lower-grade surface tons processed during fiscal 2009. Total cash costs per ounce increased in fiscal 2009, due to the planned decrease in production and commodity price increases.

The Kloof operation is engaged in underground and rock dump mining, and is thus subject to all of the underground and rock dump risks discussed in “Risk Factors.” A significant challenge facing the Kloof operation is seismicity, and a lesser risk is flammable gas. Gold Fields seeks to reduce the impact of seismicity at Kloof by using the closely spaced dip pillar mining method. In addition, during fiscal 2009, Kloof adopted a revised stope support standard in all areas with friable hangwall and in areas that have the Westonaria Formation Lava hangwall. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Also Kloof requires extensive cooling infrastructure to maintain comfortable conditions for workers due to the extreme depth of its operations.

As discussed in regards to Driefontein, the Kloof operation experienced a total suspension of production during the third quarter of fiscal 2008 due to power constraints. See “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”. An application for additional power was made to Eskom in fiscal 2009. This has been granted and Kloof is now permitted a greater power allocation that it used prior to the power crisis. This additional power is required for the installation of new ventilation equipment and the running of the mills at higher capacity. In addition, in the unlikely event of a total power outage for a prolonged period, Kloof has installed and commissioned an emergency generation plant to allow mine personnel to be evacuated speedily. If a power conservation program is implemented, Gold Fields expects that the power allocations of each of its operations will be tradable. As a result, Gold Fields expects to be able to shift power usage from one mine to another as necessary.

Ten workers lost their lives at Kloof in fiscal 2009, in nine separate incidents. One was related to an ore-pass incident, one as a result of a conveyance incident, one related to blasting, one due to falling from a height, one from a gravity incident and five were seismicity related. To date in fiscal 2010, there have been two fatalities at Kloof. One was related to an ore-pass incident and one was related to a conveyance incident. The serious injury frequency rates (see “Defined Terms and Conventions”) at Kloof in fiscal 2009, 2008 and 2007 were 3.3, 6.3 and 7.0 injuries per million hours worked, respectively. The fatality frequency rate in fiscal 2009, 2008 and 2007 was 0.13, 0.33 and 0.23 fatalities per million hours worked, respectively. Shaft No. 7 achieved one million fatality-free shifts in November 2007 and Kloof as a whole achieved one million fatality-free shifts in June 2008. Management is committed to reducing serious injuries and fatalities at Kloof through its safety programs, including the Kloof Eyethu team development program, the Sawubona Kusasa initiative and an incident-reporting initiative entitled Cabanga Inyoka. To date, almost 100% of employees at Kloof have been through the Sawubona Kusasa Training and positive feedback has been received from follow-up audits on all shafts. See “Directors, Senior Management and Employees—Employees—Safety”. Kloof maintained its OHSAS 18001 certification through external audits conducted in fiscal 2009. In October 2007, former President Thabo Mbeki ordered the DMR to conduct an occupational health and safety audit at all mines, including Gold Fields’ mines. The audit of legal compliance has been completed and a report of its findings has been received. Kloof has enacted action plans to address issues identified in the report. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety.”

In fiscal 2009, Kloof experienced numerous safety-related work stoppages imposed internally as well as by the DMR. Production at the entire Kloof mine was stopped for a total of eight days, at Shaft No. 1 for a further 16 days and Shaft No. 7 for a further day. Other interruptions were a national stay-away organized by COSATU to protest the energy crisis, a month-long underground fire at Shaft No. 7 and a one-day stay-away related to an investigation of absenteeism at Shaft No. 4. In addition, the Main Shaft repairs, the slow start-up after the

Christmas and Easter holidays and lost shifts due to the weeklong implementation of the new stope support standards on portions of all shafts had a negative effect on production during fiscal 2009.

The total shaft hoisting capacity of Kloof is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	265,000
No. 3(1)	131,000
No. 4	112,000
No. 7	176,000
No. 8	84,000

Notes:

(1)	This shaft does not hoist material to the surface. It has a capacity of 131,000 tons per month for sub-surface hoisting.

Assuming that Gold Fields does not increase or decrease reserve estimates at Kloof and that there are no changes to the current mine plan at Kloof, Kloof’s June 30, 2009 proven and probable reserves of 10.5 million ounces of gold will be sufficient to maintain production through approximately fiscal 2030. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Kloof achieved full compliance certification under the International Cyanide Management Code in October 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2009, for each of the plants at Kloof:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2009	Approximate recovery factor for the year ended June 30, 2009(2)
				(tons/month)	(tons/month)
No. 1 Plant	1968	Traditional crushing and milling	CIP treatment(3)	180,000	86,473	98%
No. 2 Plant	1990	SAG milling	CIP treatment and electrowinning	150,000	143,236	97%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	After CIP treatment, electrowinning occurs at No. 2 Plant.

In fiscal 2009, the Kloof plants collectively extracted approximately 97.3% of gold contained in ore delivered for processing. Gold Fields is currently undertaking a review of the infrastructure at No. 1 Plant to determine whether to refurbish and upgrade the plant or instead to expand the plant at South Deep (which is adjacent to Kloof) to allow it to treat ore from Kloof. A decision on which option is preferred is currently expected to be made during the third quarter of fiscal 2010.

Capital Expenditures

Gold Fields spent approximately $106 million on capital expenditures at the Kloof operation in fiscal 2009, primarily on development at Shaft No. 4, the social labor plan housing project, emergency power generators, the upgrading of high-density accommodation, which is a socio-economic development program to upgrade hostels, maintenance on Shaft No. 1 and ore reserve development. Gold Fields expects to spend approximately $142 million on capital expenditures in fiscal 2010, primarily on the 69 Line Decline Project (a depth extension to Shaft No. 7), further upgrading of high-density accommodation, a refrigeration plant at Shaft No. 3, a pump system at Shaft No. 4, refurbishment of Shaft No. 2 sub-vertical steelwork and ore reserve development.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, some 240 kilometers southwest of Johannesburg, near Welkom and Virginia, and comprises the Beatrix mine. The Beatrix operation was formerly known as the Free State operation.

Beatrix operates under mining rights covering a total area of approximately 16,800 hectares. Beatrix is an underground only operation. Beatrix has four shaft systems, with two ventilation shafts to provide additional up-cast and down-cast ventilation capacity and is serviced by two metallurgical plants. It is a shallow to intermediate-depth mining operation, at depths between 700 meters and 2,200 meters below surface. The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2009, Beatrix produced 0.391 million ounces of gold. As of June 30, 2009, Beatrix had approximately 11,700 employees, including approximately 1,400 employed by outside contractors.

History

Beatrix’s present scope of operations is the result of the consolidation with effect from July 1, 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

The Beatrix mine exploits the Beatrix Reef, or BXR, at Shaft Nos. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs are developed on the Aandenk erosional surface and dip to the north and northeast at between four degrees and nine degrees.

In general, the BXR occurs at depths of between 570 meters and 1,380 meters and the KKR occurs at depths of between 1,800 meters and 2,200 meters. Both the BXR and KKR reefs are markedly channelized and consist of multi-cycle, upward fining conglomerate beds with sharp erosive basal contacts. A general east-west trending pay-zone, some 500 to 800 meters wide, has been identified east of Shaft No. 4 and is known as the main channel Zone 2. In addition, surface exploratory drilling, and underground development has confirmed the reserves to the south of Beatrix’s Shaft No. 4 main channel in Zone 5, which now represents the majority of the reserves at the operation. Ongoing development and underground exploration drilling has continued over the past fiscal year so that all facies and structures have been updated and layouts and planning adapted. All new information is used as part of customary mine planning practices.

Mining

Beatrix is managed as three operational sections: the North Section (comprising Shaft No. 3), the South Section (comprising Shaft No. 2 and Shaft No. 1) and the West Section (comprising Shaft No. 4). No shafts were closed or opened in fiscal 2009.

Mining at Beatrix is based upon a scattered mining method with the North Section being the primary source of production. Focus on increasing development volumes at all shafts to provide future mining flexibility and ore body definition remains essential at Beatrix. However, cessation of activities on some levels, as well as delays associated with water intersections and secondary support upgrading, resulted in a 24% decrease in development volumes at Beatrix in fiscal 2009, as compared to fiscal 2008. The emphasis on development volumes is planned to continue in fiscal 2010. Overall stoping volumes at Beatrix decreased by approximately 10% between fiscal 2008 and 2009.

At the North Section in fiscal 2009, activity focused upon continued haulage development and building up stoping production to full production at the shaft. In general, development and stoping volumes were in line with expectations but were lower year on year due to hoisting constraints and revisions to the mine plan. The purpose of revising the 2009 plan was to allocate time to upgrade the rock hoist at Beatrix Shaft No. 3 in order to minimize the hoisting constraint. The overall mining grade at the North Section remained constant year on year and gold output was affected by the lower mine call factor and volumes. The power source being used for a variety of activities including drilling is primarily hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high-pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less electrical power usage

The South Section was repositioned during the latter half of fiscal 2009 to deliver reduced volumes at an improved grade during fiscal 2010. This, coupled with a stope width reduction and efforts to improve the mine call factor, is intended to improve the economics and earnings at the South Section during fiscal 2010.

The performance at Shaft No. 4 remained flat in fiscal 2009 primarily as a result of higher stoping volumes, at similar grades, offset by a lower mine call factor. Tramming discipline has been addressed during the second half of fiscal 2009, resulting in improved separation of ore and waste and therefore improved grades during the same period. Shaft No. 4 was impacted in fiscal 2009 by numerous middle and senior management changes. The KKR, which was historically characterized as being a highly erratic reef structure, is tending to exhibit greater reef consistency in Zone 5.

The overall MCF remained a major technical and operational challenge for fiscal 2009. Renewed efforts during the year coupled with training and in-stope behavior changes, such as revised drilling patterns and explosives usage and focus on conventional sweepings were undertaken to reduce the loss of free gold content within the various Beatrix reefs. Implementation of the recommendations of an external review of mining quality remains ongoing. The program initiated to clean up accumulated broken rock and mud in the mine resulted in a positive change in the MCF trend and metrics during the latter half of fiscal 2009.

In fiscal 2009, ongoing improvements were made to rail tracks and ventilation conditions, to increase the logistics capacity and support future mining volumes, and they are expected to continue in fiscal 2010. Lower-grade and marginal mining activities continued to be curtailed at Beatrix in fiscal 2009, despite the increasing gold price, as the mine plans to maintain operating margins.

Beatrix requires cooling infrastructure to maintain comfortable conditions for workers at depth. The Beatrix West Section has a refrigeration plant installed on its surface, which provides chilled water to bulk air coolers on surface and mid-shaft to the West Section’s primary sub-vertical shaft, Shaft No. 4. Presently, this cooling system at Shaft No. 4 extends into Zone 5, where Gold Fields installed two bulk air coolers during fiscal 2007. Additional air coolers were installed during the fourth quarter of fiscal 2009.

Based on the higher gold price received and in anticipation of improving gold prices in the longer term, a number of incremental expansion opportunities are being examined at Beatrix. Initial development work on the Vlakpan project area commenced in fiscal 2008 which involves an extension of Beatrix on lower levels with access via the infrastructure of Shaft No. 1 and Shaft No. 3. This work continued in fiscal 2009. Additionally, a down dip extension project to access ground below the bottom level of Shaft No. 3 is planned and development of this area is expected to commence in fiscal 2011, with stoping commencing in fiscal 2014.

An extensive delineation drilling program has been approved for fiscal 2010. Drilling began in July 2009 of five surface holes at the Vlakpan area of the BXR. Surface hole drilling is expected to continue for 18 months. It is also expected that six long incline boreholes (LIB) will be drilled to explore the northern extent of the VS5, a thicker portion of the BXR, and structure north of a Tear fault. Nine reef intersections are planned in the North Block with LIB drilling having started in July 2009. Four other reef intersections are also planned to explore the potential of extensions to other zones.

Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,
	2007	2008	2009
Production
Tons (‘000)	3,590	3,215	2,991
Recovered grade (g/t)	4.7	4.2	4.1
Gold produced (‘000 oz)	543	438	391

Results of operations ($million)
Revenues	344.9	359.7	339.1
Total production costs(1)	247.5	269.4	267.7
Total cash costs(2)	205.6	228.0	217.7
Cash profit(3)	139.3	131.7	121.4

Cost per ounce of gold ($)
Total production costs	455	615	684
Total cash costs	378	520	557

Notional cash expenditure per ounce of gold produced ($)(4)	552	724	757

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(3)	Cash profit represents revenues less total cash costs.

(4)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

The decrease in tonnage milled from fiscal 2008 to fiscal 2009 was primarily due to hoisting constraints and repositioning of the mine going forward. Gold production was lower in fiscal 2009 and the overall recovered grade in fiscal 2009 decreased due to an increase in stoping width and lower mining grade.

No surface tonnage was processed during the year. Beatrix intends to review its low-grade dumps under the dynamics of variable gold prices during fiscal 2010 by milling and treating screened waste for ten days during the Christmas break.

The increase in total cash costs per ounce of gold and total production costs per ounce of gold from fiscal 2008 to fiscal 2009 resulted primarily from the reduced gold produced and the increases in the prices of material, labor and electricity costs.

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

The principal risks at Beatrix include falls of ground, tramming accidents and methane. In April 2008, Beatrix embarked on a focused awareness campaign called “Khuseleka” (be protected) regarding falls of ground and tramming accidents. This campaign involves a one-day team concept training session, covering theoretical and practical issues. Health and safety audits of working places are used to measure behavior when crews return to work. Methane hazard awareness training remains an area of focus and is ongoing. During fiscal 2007, Beatrix was audited against the requirements of OHSAS 18001 and it received accreditation in the first quarter of fiscal 2008. Two surveillance audits were carried out during fiscal 2008 and one audit in fiscal 2009.

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

Although there were four fatalities at Beatrix in fiscal 2009, Beatrix experienced no shaft closures for any length of time in fiscal 2009 due to accidents. Of the four fatalities in fiscal 2009, one was due to falling down an ore-pass, one was as a result of a gravity fall incident and two were tramming-related incidents. To date in fiscal 2010, there have been no fatalities at Beatrix. The serious injury frequency rate (See “Defined Terms and Conventions”) for fiscal 2009, 2008 and 2007 was 3.81, 2.89 and 4.02 serious injuries for every million hours worked, respectively. In fiscal 2009, the fatal injury frequency rate was 0.13 fatalities for every million hours worked, while it was 0.29 in fiscal 2008. In October 2007, former President Thabo Mbeki ordered the DMR to conduct an occupational health and safety audit at all mines, including Gold Fields’ mines. The audit of legal compliance has been completed and the audit results have been received. Beatrix has implemented action plans to address any issues raised. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

Production was affected by local and national strikes in fiscal 2009. On July 16, 2008 there was a one-day regional work stoppage in the Free State province in support of COSATU’s protest on the electricity crisis in South Africa followed by another one-day COSATU national stay-away on August 6, 2008 for the same reason. A further work stoppage occurred at Shaft No. 4 on July 1 and 2, 2008 when the South African Police Services arrested a number of employees for criminal activities. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa.”

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	170,000
No. 2	170,000
No. 3	170,000
No. 4	180,000

Assuming that Gold Fields does not increase or decrease reserves estimates at Beatrix and that there are no changes to the current mine plan, Beatrix’s June 30, 2009 proven and probable reserves of 6.5 million ounces of gold will be sufficient to maintain production through to approximately fiscal 2022. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Beatrix achieved full compliance certification under the International Cyanide Management Code in July 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2009, for each of the plants at Beatrix.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2009	Approximate recovery factor for the year ended June 30, 2009(2)
				(tons/month)	(tons/month)
No. 1 Plant	1983	SAG milling	CIP treatment	260,000	197,800	95%
No. 2 Plant	1992	SAG milling	CIP treatment	150,000	51,500	96%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

In fiscal 2009, the Beatrix plants collectively extracted approximately 95.5% of gold contained in ore delivered for processing. In fiscal 2004, Gold Fields installed a Knelson concentrator at the No. 1 Plant which removes gold earlier in the metallurgical process. A gravity concentrating circuit, which was commissioned in November 2006, was installed at No. 2 Plant in order to reduce locked-up gold in the mills and to improve the overall recovery. These improvements to capacity are expected to remain effective going forward.

None of the metallurgical plants or facilities was upgraded or temporarily or permanently closed in fiscal 2009, and normal routine maintenance and repairs were carried out as part of regular asset management. No major expansion or upgrades are currently planned.

Capital Expenditure

Gold Fields spent approximately $70 million on capital expenditures at the Beatrix operation in fiscal 2009, primarily on ore reserve development, upgrade to rail infrastructure from high-volume stoping areas, continuing infrastructure development at Shaft No. 3, improvements at both No. 1 and No. 2 Plants in order to achieve compliance with the International Cyanide Management Code, hydropower equipment, the conversion of employee hostel accommodations from higher to lower density. Gold Fields expects to spend approximately $69 million on capital expenditures at Beatrix in fiscal 2010, primarily on ore reserve development, upgrades to rail infrastructure, continuing the hostel accommodation alterations, mechanization of horizontal development and the continuing infrastructure development at Shaft No. 3.

South Deep Operation

Introduction

Gold Fields acquired control of South Deep on December 1, 2006. South Deep is situated adjacent to Kloof, in the Gauteng Province of South Africa. South Deep is a capital project and remains a developing mine where currently most of the permanent infrastructure to support expanded production is under construction. South Deep operates under old order mining rights covering a total area of approximately 3,600 hectares. South Deep has submitted an application to have its mining rights converted to mining rights under the 2002 Minerals Act. It is engaged in underground mining and is comprised of two operating shaft systems, the older South Shaft Complex and the newer Twin Shaft complex, and one metallurgical plant. The South Shaft Complex includes a main shaft and three sub-vertical (SV) shafts, two of which are operational. SV2 is used to hoist rock with SV3 being used to move personnel and materials. SV1 is on care and maintenance and only the upper half of the shaft is accessible as a shaft sidewall failure damaged the lower portion of the shaft prior to acquisition by Gold Fields. Options for the life of mine plan for the South Shaft area are currently being assessed with the objective of optimizing the mining schedule. The Twin Shaft complex consists of a single-barrel main shaft and an adjacent bratticed ventilation shaft. The South Shaft complex operates at depths between 1,510 meters and 2,650 meters below surface and the Twin Shaft complex operates between the surface and 2,995 meters below surface. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2009, South Deep produced 0.175 million ounces of gold. As of June 30, 2009, South Deep had approximately 4,700 employees, including approximately 2,300 employed by outside contractors.

History

The current South Deep operations derive from the Barrick Gold—Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second and third quarters of fiscal 2007. The Barrick Gold—Western Areas Joint Venture is now named the South Deep Joint Venture.

Geology

Gold mineralization at South Deep is hosted by conglomerates of the Upper Elsburg reefs and the VCR. The Upper Elsburg reefs sub-crop against the VCR in a northeasterly trend, which defines the western limits of the Upper Elsburg reefs. To the east of the sub-crop, the Upper Elsburg reefs are preserved in an easterly diverging sedimentary wedge attaining a total thickness of approximately 120 meters, which is subdivided into the lower “Individuals” and the overlying “Massives.” To the west of the sub-crop, only the VCR is preserved.

The stratigraphic units at South Deep generally dip southward at around 12 to 15 degrees and the gold-bearing reefs occur at depths of 1,500 meters to 3,500 meters below surface. The gold grade generally decreases within a reef unit, gradually toward the east away from the Upper Elsburg Reef sub-crop, as sedimentary parameters influence the overall tenor of the reefs in the distal environment.

The north-south trending “normal” West Rand and Panvlakte faults, which converge on the western side of the lease, are the most important large-scale faults in the area and form the western limit to gold mineralization for the mine.

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

Mining at South Deep is entirely mechanized. The Upper Elsburgs are mined by a variety of methods including long hole open stoping, drift-and-fill and drift-and-benching. South Deep’s mining method is trackless, mechanized mining. Trackless mining is a modern rock excavation technique which features an array of methods and mobile machines combined so as to form the most efficient excavation system for a given area.

South Deep remains, at present, a developing mine with large sections of its infrastructure, especially at lower levels, incomplete. Horizontal development below the current mining area has now started and is expected to build up to 500 meters per month by the second quarter of fiscal 2010. De-stressing on the Upper Elsburg Individual horizon using mechanized methods commenced during fiscal 2009. Employees with the skills to undertake trackless, mechanized mining, including drill rig operation, load haul dumper operation, dump truck operation and utility vehicle operation, are highly sought after by other trackless miners and the construction sector. Gold Fields made adjustments to remuneration packages in fiscal 2007 to attract and retain qualified staff.

As indicated at the time of acquisition, the planned production build-up at South Deep could not be delivered due to the following significant factors which required the re-planning of the mine in February 2008. The VCR mining encountered the Waterpan Fault earlier than anticipated, leading to the earlier than planned termination of conventional mining in February 2008. In the acquisition plan, the strategy of down-dip mining below the current mining area from the existing trackless mining projects was essential to the planned build-up. However, on a detailed review and considering the lack of structural and geological information, this mining method was put on hold. With the future production volumes of the Elsburg Reef package remaining dependent upon de-stress mining rates, the shift from conventional to mechanized de-stress mining was implemented in fiscal 2009 in order to accelerate the de-stress mining volumes and the opening up of minable reserves. The changes required the mine to be re-planned with the intent to maximize production from the current projects, complete the initial Twin Shaft infrastructure and develop the orebody below the current mining area. The above changes led to the restructuring of the mine and the downsizing of the workforce by approximately 2,000 employees.

Installation of the brattice wall at the Twin Shaft complex ventilation shaft was completed in the first quarter of fiscal 2009 and commissioning of the first surface fan occurred early in the second quarter of fiscal 2009. Further work on deepening the shaft and equipping it for rock hoisting has an estimated completion date of June 2012. Moving forward, management focus will be on developing pumping and rock-handling infrastructure below the current mining area and installation of additional refrigeration units, which are required to allow the expansion of mining at the lower levels.

The new tailing dam required at South Deep for the life of mine production received approval and construction commenced in the first quarter of fiscal 2010 with the first tailings deposit planned for the third quarter of fiscal 2011. The rock winder for the Twin Shafts’ ventilation shaft has been ordered and commission is scheduled for the second half of fiscal 2011.

During fiscal 2009, Gold Fields remodeled the reserves above infrastructure serviced by the Twin Shaft complex. Efforts are focused on bringing the mine into full production by the end of calendar 2014 for these reserves. As a result, the conceptual study of potential underground synergies between Kloof and South Deep was put on hold early in fiscal 2009. However, Gold Fields intends to seek to identify other operational synergies between the two operations, which could include the provision of technical and financial services, the utilization of surface infrastructure such as workshops and offices, the procurement of consumables and supply chain management and the potential upsizing of the South Deep metallurgical treatment plant capacity to allow for treatment of Kloof ore.

Detailed below are the operating and production results at South Deep for the seven-month period from December 1, 2006 to June 30, 2007 (the period of Gold Fields ownership of the mine in fiscal 2007) and the fiscal years ended June 30, 2008 and 2009.

	Seven months ended June 30, 2007	Year ended June 30, 2008	Year ended June 30, 2009
Production(1)
Tons (‘000)	1,104	1,367	1,241
Recovered grade (g/t)	4.6	5.3	4.4
Gold produced (‘000 oz)	163	232	175

Results of operations ($ million)
Revenues	107.9	184.6	155.2
Total production costs(2)	118.6	213.2	157.6
Total cash costs(3)	98.9	178.2	125.3
Cash profit(4)	9.0	6.4	29.9

Cost per ounce of gold ($)
Total production costs	714	919	902
Total cash costs	595	768	717

Notional cash expenditure per ounce of gold produced ($)(5)	866	1,253	1,403

Notes:

(1)	For fiscal 2007, production is reported from December 1, 2006, the date on which Gold Fields effectively acquired the mine.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

The decrease in tonnage and gold production was due primarily to the ending of the VCR mining operations and the reduction in mechanized mining in the first quarter in order to install support on main railways. Cash costs decreased primarily due to the reduction in the labor force related to the conversion of South Deep to mechanized mining.

South Deep is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety issues facing South Deep underground operations include seismicity (including seismic induced falls of ground) and aerial support coverage of the hanging wall to prevent falls of ground. A renewed fall of ground prevention campaign, which was started by Gold Fields during the second half of fiscal 2009, has reduced such incidents but a review of safety-related incidents has highlighted the need to focus on slip and fall risks. South Deep is addressing the seismic risks through de-stressing and backfilling which help to alleviate seismic risks. In addition, mechanized mining requires fewer workers and allows them to conduct mining activities at a greater distance from the rock face than conventional mining methods, thereby reducing the exposure of employees to higher risk areas. During fiscal 2009, South Deep implemented a one-pass mesh and bolt ground reinforcement and support regime and a significant ground control upgrade program to further mitigate rock-fall risk.

As discussed in regards to Driefontein, the South Deep operation experienced a total suspension of production during the third quarter of fiscal 2008 due to power constraints. Power has since been restored to 90% of the historical average consumption profile, and Gold Fields believes that South Deep is currently fully functional at this level owing to the shift from more power intensive conventional mining to mechanized mining. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition” and “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”.

As production builds up, the power needs at South Deep will increase. South Deep has requested an additional allocation of electricity from Eskom. Eskom has indicated that the additional requested capacity will be granted. If a power conservation program is implemented, Gold Fields expects that the power allocations of each of its operations will be tradable. As a result, Gold Fields expects to be able to shift power usage from one mine to another as necessary.

In fiscal 2009, the serious injury frequency rate (see “Defined Terms and Conventions”) was 2.08 injuries for every million hours worked, as compared to 5.25 injuries for every million hours worked in fiscal 2008, and the fatal injury frequency rate was 0.0 fatalities for every million hours worked. There were no fatalities at the South Deep operation in fiscal 2009. The mine achieved one million fatality-free shifts in March 2009 and there were no safety-related work stoppages imposed by the DMR in fiscal 2009. To date in fiscal 2010, there have been no fatalities. In October 2007, former President Thabo Mbeki ordered the DMR to conduct an occupational health and safety audit at all mines, including Gold Fields’ mines. The audit of legal compliance has been completed and a report of its finding have been released. South Deep has enacted action plans to address any issues identified in the audit. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

On July 23, 2008, there was a one-day regional work stoppage in Gauteng province in support of COSATU’s protest against the electricity crisis in South Africa followed by another one-day COSATU national stay-away on August 6, 2008 for the same reason.

The ISO 14001:2004 Environmental Management System implementation was successfully achieved in the first half of fiscal 2009. During fiscal 2010, South Deep was audited against the requirements of OHSAS 18001 and it has been recommended for certification. South Deep achieved full compliance certification under the International Cyanide Management Code in December 2008.

The total shaft hoisting capacities of South Deep are detailed below.

Shaft System	Hoisting capacity
(tons/month)
Twins Main	175,000
Twins Main Ventilation Shaft(1)	195,000
SV2(2)	60,000
South Shaft(3)	60,000

Notes:

(1)	The Twins Main ventilation shaft is under construction and is planned to have a hoisting capacity of 195,000 tons/month once commissioned.

(2)	This shaft does not hoist material to the surface. It has a capacity of 60,000 tons per month for sub-surface hoisting.

(3)	The South Shaft complex was refurbished in fiscal 2009 for hoisting operations to recommence in fiscal 2010. 60,000 tons per month is planned to be hoisted in fiscal 2010 at South Shaft as the Twin Shaft builds to full capacity. Ongoing refurbishment and infrastructure upgrades at South Shaft are planned to continue over the next several years.

Assuming that Gold Fields does not materially increase or decrease reserves estimates at South Deep and that there are no significant changes to the life of mine plan, South Deep’s June 30, 2009 proven and probable reserves of 29.5 million ounces will be sufficient to maintain production through approximately fiscal 2050. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine. A portion of Gold Fields’ deeper proven and probable reserves at South Deep are based on the pre-acquisition figures as declared for December 2005 by the IRP for the Barrick Gold—Western Areas Joint Venture between BGSA (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas. However, a significant portion of the June 30, 2009 South Deep reserves now take into account new estimation and mine design work on the Upper Elsburg Reefs completed during fiscal 2009 in accordance with Gold Fields’ standards and procedures. 50% of the total reserve ounces relate to the Current Mine, Phase 1 north of the Wrench Fault and Phase 1 south of the Wrench Fault (above infrastructure). 50% of the total reserve ounces relate to Phase 2, being the South Shaft/Old Mine and the VCR. The 50% relating to the Current Mine, Phase 1 north of the Wrench Fault and Phase 1 south of the Wrench Fault (above infrastructure) have been remodeled and designed. Due to no further information being available at this stage, the remaining reserves continue to be based on the pre-acquisition figures, declared by the IRP, as described above.

Gold Fields is presently undertaking a surface drilling exploration program that Gold Fields expects will provide additional technical information on the geological structure, sedimentology, facies characteristics and tenor of the Ventersdorp Contact Reef, or the VCR, and Upper Elsburg Reefs in the area below current infrastructure to the southern boundary of the mining area, or Phase 2. When the surface drilling exploration program is completed, Gold Fields expects the additional information will provide for enhanced resource modeling of the Phase 2 ground and will increase confidence levels with regard to in situ facies geometry, reef grades and tonnages. See also “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

Processing

All processing at South Deep is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2009 for the plant.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2009		Approximate recovery factor for the year ended June 30, 2009(2)
				(tons/month)	(tons/month)
Twin Shaft Plant	2002	Primary SAG and Secondary Ball milling	Leach, CIP treatment with elution and electrowinning	220,000	103,000	(2)	96.7%

Note:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Excludes Kloof low grade surface material.

During fiscal 2009, the South Deep Plant treated an average of 0.103 million tons per month made up of underground and surface material. During fiscal 2009, the plant treated an average of approximately 47,000 tons of Kloof low-grade surface material per month. Gold Fields originally planned to increase plant capacity from 220,000 tons/month to 330,000 tons/month. However, the Company is now exploring options to increase capacity further. An additional exercise to review the viability of the South Deep plant treating a further 100,000 tons per month from Kloof and being expanded to include a floatation circuit, should the uranium project being considered go ahead, is scheduled to be completed during the first half of fiscal 2010 and the work is well advanced. See “—Exploration—Project 5M”. Regardless of the ultimate capacity chosen, South Deep is required to order the new mill by March 2010 for the final plant capacity.

During fiscal 2009, 15.0% by mass of the annual tons milled was returned underground as backfill with the remainder sent to the residue disposal facility. The current backfill plant has the capacity to recover 42% by mass of the tons milled as backfill product though produced in batches. South Deep is exploring the possibility of converting its backfill to continuous production (not batched) in the short-term and full plant tailings in the medium-term. The current residue disposal facilities have a capacity of only 132,000 tons per month. The design for a new residue disposal facility for South Deep has been completed and approved by the Board. Construction commenced in the first quarter of fiscal 2010. It is expected to take up to two years to complete the construction program to a point where deposits of residue on the dam can begin.

Capital Expenditure

Gold Fields spent approximately $113 million on capital expenditures at the South Deep operation in fiscal 2009, primarily on developing the orebody, establishing ore handling infrastructure, ventilation infrastructure and shaft infrastructure. Gold Fields expects to spend approximately $193 million on capital expenditures at South Deep in fiscal 2010, primarily on continuing the infrastructure development.

Ghana Operations

The Ghana operations are comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

Gold Fields Ghana, which holds the interest in the Tarkwa mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the government of Ghana.

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000, together with a heap leach facility, referred to as the North Plant Heap Leach Facility. A new SAG mill and CIL plant commenced continuous operations at the Tarkwa property in November 2004. In December 2008, the expanded CIL plant was commissioned and the stacking of new ore at the South Plant Heap Leach Facility was terminated, although gold harvesting for the existing heaps will continue while it is economically viable. The expansion of the CIL Plant to incorporate a ball mill in close circuit with the SAG mill doubled the capacity of the CIL Plant to 12.3 million tons treated annually. The total treatment capacity including both the North Plant and the CIL Plant is estimated to be 23 million tons per annum.

The Tarkwa mine operates under mining leases with a total area of approximately 20,800 hectares. It currently conducts only surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields’ agreement with the government of Ghana. The Tarkwa mine has access to the national electricity grid, water, road and railroad infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 140 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road. In the fiscal year ended June 30, 2009, Tarkwa produced 0.612 million ounces of gold, of which 0.435 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of June 30, 2009, Tarkwa had approximately 3,900 employees, including approximately 2,000 employed by outside contractors.

History

Investment in large-scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa, or GFSA, took over an area previously operated by the State Gold Mining Corporation, or SGMC. SGMC had, in turn, acquired the property from private companies owned by European investors. Following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people), mining operations commenced in 1997.

Geology

Gold mineralization at Tarkwa is hosted by Proterozoic Tarkwaian metasediments, which overlie but do not conform to a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and has some similarities to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked, tabular paleoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate economic units occur in the concession area within a sedimentary package ranging from 40 meters to 110 meters in thickness. Low-grade to barren quartzite units are interlayered between the separate reef units.

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

Tarkwa currently presents no unusual challenges beyond those faced at most open pit and heap leaching mining operations, including variations in amenability of ores to leaching. However, harder ores are expected at Tarkwa which could reduce throughput and recoverable grade at the North Heap Leach facility. As yet, throughput has not been affected, but heap leach recoveries declined from 71% in fiscal 2008 to 62% in fiscal 2009 as a result of the increase in competent ore, which is less amenable to heap leaching. The operational challenges during the year consisted of initial delay in the completion of the CIL expansion project, challenges during the commissioning of the expanded plant and maintaining planned availability of an aging mining fleet.

Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,
	2007	2008	2009
Production
Tons (‘000)	22,639	22,035	21,273
Recovered grade (g/t)	1.0	0.9	0.9
Gold produced (‘000 oz)(1)	697	646	612

Results of operations ($million)
Revenues	444.8	531.5	537.2
Total production costs(2)	302.6	357.0	417.8
Total cash costs(3)	263.6	317.6	368.1
Cash profit(4)	181.2	213.9	169.1

Cost per ounce of gold ($)
Total production costs	434	553	682
Total cash costs	378	492	601

Notional cash expenditure per ounce of gold produced ($)(5)	500	753	831

Notes:

(1)	In fiscal 2007, 2008 and 2009, 0.496 million ounces, 0.459 million ounces and 0.435 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

In fiscal 2009, overall ore tonnage decreased by 0.7 million tons compared to fiscal 2008 levels due to challenges during the commissioning of the CIL plant. Stacking of ore on the South Plan Heap Leach Facility heaps ceased in December 2008 but irrigation of the South Heap Leach Facility heaps will continue until all economically viable gold has been recovered. Total waste mined increased as additional equipment was added to ensure that sufficient waste was mined to meet the production profile for the life of mine. Compared to fiscal 2008 levels, gold production at Tarkwa decreased in fiscal 2009 primarily because of lower throughput due to commissioning challenges at the expanded plant. Total cash costs per ounce of gold increased approximately 22% during fiscal 2009, primarily due to lower throughput and associated gold production.

Gold Fields Ghana, among other mining companies in Ghana, was asked by the state electricity supplier, the Volta River Authority, or VRA, in August 2006 to significantly reduce its electricity demand largely because of the low water reservoir level of the VRA’s Akosombo generating facility and concerns about its ability to meet future supply and demand at then present consumption levels. As part of the efforts to stabilize the power supply situation, during fiscal 2008, the four largest mining companies in Ghana, including Gold Fields Ghana, formed a consortium and agreed to jointly fund the construction of an 80MW power plant, known as the Mining Reserve Plant, or MRP, to guarantee electricity supply into the future. The MRP was commissioned in the second quarter of fiscal 2008 and has been put into service to stabilize power during periods of peak demand. A new VRA substation has been installed close to the Tarkwa mine and the mine has been connected to the national network to the north, in addition to the existing southern connection which is expected to result in a more reliable transmission network.

A 60% increase in the electricity tariff became effective on November 1, 2007, followed by a further 80% increase with effect from July 1, 2008. The electricity tariff has since reverted to the tariff in effect on November 1, 2007 with effect from January 1, 2009. During fiscal 2009, Tarkwa registered as a “bulk electricity user” which allows Tarkwa to negotiate power tariffs directly with the VRA.

During fiscal 2009, the VRA ceased providing electricity transmission as part of the power sector restructuring program in Ghana. A new Government-owned transmission company called the Ghana Grid Company Limited, or GRIDCo, was formed to carry out the transmission functions. The VRA is now responsible for the generation of power alongside other power generation companies that are emerging. No required power usage cuts were experienced in fiscal 2009, although frequent power interruptions did occur. This trend increased over the fourth quarter of fiscal 2009, and can be attributed to a combination of localized problems within the old GRIDCo substation at Tarkwa and inflexibility within the transmission network. A new VRA substation has been installed close to the Tarkwa mine and the mine has been connected to the national network to the north in addition to the existing southern connection, which is expected to result in more reliable electricity transmission. Assuming that Gold Fields does not increase or decrease reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s June 30, 2009 proven and probable reserves of 10.7 million ounces (7.6 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations) will be sufficient to maintain production through approximately fiscal 2022. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occur. Tarkwa had no fatalities in fiscal 2009 and had three fatalities in fiscal 2008. To date in fiscal 2010, there have been no fatalities at Tarkwa. The serious injury frequency rate for fiscal 2009, 2008 and 2007 was 0.3, 0.2 and 0.0 serious injuries for every million hours worked, respectively. The fatal injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2009 was 0.0 fatal injuries for every million hours worked, while for 2008 and 2007 it was 0.2 and 0.0 fatal injuries for every million hours worked, respectively. OHSAS 18001 (2004) certification was maintained during the year. The mine also was recertified under the ISO 14001 (2007) standard during fiscal 2009. There were no material work stoppages during fiscal 2009 or to date in fiscal 2010.

Processing

Tarkwa’s ore can be processed using either conventional heap leach techniques with acceptable recoveries or SAG milling with a CIL plant. The operation incorporated two separate heap leach circuits, the North Plant and the South Plant, until December 2008 when the South Plant was closed. The operation also incorporates a SAG mill with a CIL plant which was commissioned in 2004. An expansion of the CIL Plant to incorporate a ball mill was commissioned in December 2008. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2009, for each of the plants at Tarkwa.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)		Average milled for the year ended June 30, 2009		Approximate recovery factor for the year ended June 30, 2009(2)
				(tons/month)		(tons/month)
CIL Plant	2004	SAG milling (with ball mill)(3)	CIL treatment	350,000/ 1,000,000	(4)	455,000/834,000	(5)	97%

North Plant Heap Leach Facility	1997	Multiple-stage crushing and screening process and agglomeration	Heap leach with AD&R treatment	810,000		871,400		74	%(6)

South Plant Heap Leach Facility(7)	1992	Multiple-stage crushing and screening process and agglomeration	Heap leach with AD&R treatment and electrowinning	530,000		490,000		60	%(6)

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	The ball mill was added in December 2008.

(4)	350,000 represents the capacity from July 2008 to December 2008. 1,000,000 represents the capacity with the new configuration with ball mill from January 2009 to June 2009.

(5)	455,000 represents the average milled from July 2008 to December 2008. 834,000 represents the average milled with the new configuration with ball mill from January 2009 to June 2009.

(6)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of about 64% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

(7)	Results are reported until December 22, 2008, the date on which the South Plant Heap Leach Facility was closed.

The SAG mill and CIL plant exceeded nameplate capacity during fiscal 2009. The amount of tonnage treated at the heap leach facilities decreased by 2.9 million tons in fiscal 2009 as a result of expansion of the CIL and resulting planned closure of the South Plant. Expansion of the North Plant heap leach pads commenced during the third quarter of fiscal 2007. The CIL plant processed 7.73 million tons in fiscal 2009, as compared to 5.57 million tons in fiscal 2008. The increased throughput is due to the CIL expansion project commissioned in December 2008.

Tarkwa achieved full compliance certification under the International Cyanide Management Code in June 2008.

Capital Expenditure

Gold Fields spent approximately $141 million on capital expenditures at the Tarkwa operation in fiscal 2009 (excluding $60 million spent on capital waste mining, which is expensed), primarily on the CIL plant expansion, further expansion of the north plant heap leach pad and additional mining equipment. Gold Fields has budgeted approximately $66 million for capital expenditures at Tarkwa for fiscal 2010 (excluding $94 million spent on capital waste mining, which is expensed), principally for additional mining equipment and high-pressure grinding rolls to improve heap leach recovery.

Damang Mine

Introduction

Abosso, which owns the interest in the Damang mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10% by the Ghanaian government, mirroring the shareholding structure of Gold Fields Ghana.

The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 330 kilometers by road west of Accra and approximately 30 kilometers by road northeast of the Tarkwa mine. The Damang mine consists of an open pit operation with a SAG mill and CIL processing plant.

Damang operates under a mining lease with a total area of approximately 8,100 hectares. The Damang mine has access to the national electricity grid and water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 200 kilometers away by road in Takoradi, or from Accra, which is approximately 360 kilometers away by road. In the fiscal year ended June 30, 2009, the Damang mine produced 0.200 million ounces of gold, of which 0.143 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso. As of June 30, 2009, Damang had approximately 1,600 employees, including approximately 1,200 employed by outside contractors.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on January 23, 2002. Historically, the underground mine was in operation from 1878 until 1956.

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

Mining

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in six-meter benches, which are then combined to form steps of three meters with the ore and waste loaded into 100-ton dump trucks. The primary operational challenges include managing the Damang Pit Cut Back, or DPCB, and maintaining adequate and timely supply of appropriate plant feed blend. There were no material stoppages to the mining operations during fiscal 2009.

During fiscal 2009, the DPCB pit remained the high-grade fresh ore feed source to the plant. Of the five Tomento pits, four were fully depleted by the end of fiscal 2008 and the oxide in the fifth pit, the Tomento pit 2, was depleted during fiscal 2009. Currently, the main oxide feed sources to the plant are the Tomento East and Rex pits, which were started during the fourth quarter of fiscal 2008 and the first quarter of fiscal 2009, respectively.

The DPCB waste stripping continued in fiscal 2009. Approval was sought for additional waste stripping expenditure over the life of the pit. The waste stripping expenditure, which is projected to increase compared to the original forecast due to the increase in mining volumes and the increasing contract rates of African Mining Services (Ghana) Pty Ltd, or AMS, the main contractor at Damang, is required for the continued development of the DPCB. In addition, a scoping study supplementary to the pre-feasibility study was completed to evaluate the underground mining potential at Abosso Deeps, an area at the southern end of the Damang lease area near the old Abosso underground mine. The scoping study identified that additional drilling from the surface as well as a study into the feasibility of alternative mining methods were required. A first phase of drilling on Abosso Deeps was completed during fiscal 2009. However, further drilling is required to better define the ore body. That drilling is scheduled for fiscal 2010. Based upon the results of this drilling, Gold Fields will determine whether to undertake a feasibility study.

The development of Damang’s several satellite pits has increased the size of the mine extensively, requiring compensation payments and in some cases the resettlement of affected landowners. The development of Rex Pit in fiscal 2009 and the extension of Tomento East waste dumps resulted in the relocation of 95 landowners. Additional resettlement is required in fiscal 2010 at the Rex and Tomento pit areas due to delays in achieving consensus with the affected landowners. Following Gold Fields’ acquisition of Damang in January 2002, an exploration program was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. The Rex pit is a new pit located on southern extent of the Damang Mining Lease. The Rex exploration program was conducted in fiscal 2006 and the pit was originally planned to be mined in fiscal 2010. In light of the occurrence of illegal mining activities in the Rex project area, management decided to accelerate the mining of the Rex pit to fiscal 2009. Negotiations between the mine and the illegal miners resulted in the peaceful withdrawal of the illegal miners over several months without incident. Although the illegal miners mined some of the ore body, they vacated the area before the mining plan was seriously affected.

AMS performs a substantial proportion of the mining operations at Damang. In January 2006, AMS was awarded a six-year contract beginning June 25, 2005 to reflect the increased scope of works from mining the DPCB and the Damang satellite pits. In July 2008, the AMS contract was extended by three years. AMS provides employees, supplies and equipment for mining at Damang, which includes drilling, blasting and waste stripping. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract that is unavoidable or that is caused by any negligent act or omission of employees of Abosso or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Abosso can terminate its contract at any time; however, there are significant penalties associated with doing this, particularly early on in the life of the contract. In the event of termination, Abosso is under no obligation to purchase any of the AMS equipment, although, should AMS agree, it would have an option to purchase such equipment.

A different contractor, Engineers & Planners Company Limited, performs the ore haulage contract work at Damang, using 30-ton trucks to haul the material from the various satellite pits to the Run of Mine, or RoM, pad, which is the ore stockpile dump close to the crushing plant.

Detailed below are the operating and production results at Damang for the past three fiscal years.

	Year ended June 30,
	2007	2008	2009
Tons (‘000)	5,269	4,516	4,991
Recovered grade (g/t)	1.1	1.3	1.2
Gold produced (‘000 oz)(1)	188	194	200

Results of operations ($ million)
Revenues	119.5	160.4	175.7
Total production costs(2)	113.1	131.6	144.0
Total cash costs(3)	112.2	127.8	134.4
Cash profit(4)	7.3	32.6	41.3

Cost per ounce of gold ($)
Total production costs	602	678	719
Total cash costs	597	658	671

Notional cash expenditure per ounce of gold produced ($)(5)	624	717	745

Notes:

(1)	In fiscal 2007, 2008 and 2009, 0.134 million ounces, 0.138 million ounces and 0.142 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(4)	Cash profit represents revenue less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

The gold production in fiscal 2009 increased primarily due to processing more high-grade material from DPCB. The grade, however, decreased as a result of more lower-grade oxide material treated from Tomento Pit. Total production and cash costs increased in fiscal 2009 due to mining more expensive tons from the DPCB and higher consumable costs. Mill tonnage throughput increased due to better fragmentation and improved plant availability.

Total production and cash costs increased in fiscal 2009 due to increases in mining costs, haulage, fuel, power and consumable costs, together with expenditure incurred on the DPCB.

Damang obtains its electricity indirectly from the VRA, which generates the electricity. The electricity is distributed by Electricity Company of Ghana, or the ECG, which is a distributor for GRIDCo, the electricity transmission utility. A 60% increase in the electricity tariff became effective on November 1, 2007, followed by a further 80% increase with effect from July 1, 2008. The electricity tariff has since reverted to the tariff in effect on November 1, 2007 with effect from January 1, 2009. During fiscal 2009, Damang registered as a “bulk electricity user” which allows Damang to negotiate electricity tariffs directly with the VRA rather than with ECG or GRIDCo. Damang has a back-up power generation facility that is owned and controlled by the mine. This is only used during power outages or reduced supply capacity from the VRA or the ECG. During fiscal 2010, standby power generation units are being rebuilt and upgraded. Power outages from ECG and VRA and poor-quality power from VRA resulted in the need to use back-up generation from time to time.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan at Damang, Damang’s June 30, 2009 proven and probable reserves of 1.8 million ounces (approximately 1.3 million of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations) will be sufficient to maintain production through approximately fiscal 2019. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002, including to date in fiscal 2010. The serious injury frequency rate (see “Defined Terms and Conventions”) at Damang for fiscal 2009, 2008 and 2007 was 0.0, 0.0 and 0.0 serious injuries for every million hours worked. The Damang mine has introduced a management system in accordance with OHSAS 18001. The environmental management system at the mine is certified to the ISO 14001 standard. There were no strikes or material work stoppages at Damang in fiscal 2009 or to date in fiscal 2010. Damang achieved full compliance certification under the International Cyanide Management Code in May 2008.

Processing

All ore at Damang is processed through a single facility. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2009 for the plant.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2009	Approximate recovery factor for the year ended June 30, 2009(2)
				(tons/month)	(tons/month)
Main Plant	1997	Single-stage crushing with SAG and ball milling	CIL treatment	383,000	415,892	93%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

Optimization of the Damang mill involves careful blending of hard and soft ores to maximize use of the milling circuit, which remains the major throughput constraint in this plant. Mining operations continue to focus on maintaining an appropriate plant feed blend.

A feasibility study for the installation of a secondary crusher was initiated in the latter half of fiscal 2009. This project is intended to increase the hard fresh ore production in the mill feed which has better grades compared with the soft oxide ore.

The walls of the East Tailings Storage Facility were raised during fiscal 2008 to increase the capacity of the facility and the work was completed during the second quarter of fiscal 2009. This provides capacity for the tailings to be generated during the expected life of the mine.

Capital Expenditure

Gold Fields spent approximately $17 million on capital expenditures at the Damang mine in fiscal 2009, primarily on crusher rehabilitation, exploration drilling, new computer software and development of satellite pits. Gold Fields has budgeted approximately $25 million of capital expenditures at Damang for fiscal 2010, primarily for exploration and installation of a secondary crusher.

Australia Operations

When Gold Fields acquired the St. Ives and Agnew gold mining operations from WMC Resources Limited, or WMC, on November 30, 2001, part of the purchase consideration included Gold Fields agreeing to pay a royalty to WMC. Separate, but similar, royalties were payable for gold produced from the St. Ives and Agnew operations, calculated as follows:

•

4% of the net smelter returns for gold produced from St. Ives to the extent that cumulative production of gold from November 30, 2001 exceeded 3.3 million ounces, but subject to the average spot price of gold for the relevant quarter exceeding A$400 per ounce. A similar royalty was payable for gold production at Agnew but only for cumulative production of gold from November 30, 2001 in excess of 0.8 million ounces; and

•

a price participation royalty equal to 10% of the difference between revenue calculated at the spot gold price expressed in Australian dollars per ounce and at A$600 per ounce of gold in respect of all gold produced from the St. Ives and Agnew operations each quarter after November 30, 2001, subject to the spot price of gold exceeding A$600 per ounce.

On June 26, 2002, WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million. In July 2002, WMC sold its right to royalties from the St. Ives operation to Morgan Stanley. During fiscal 2009, the gold price continued to exceed the A$600 price required to trigger the price participation royalty and, as a result, royalties of A$25.8 million (approximately U.S.$19.1 million) were expensed in fiscal 2009. During June 2008, St. Ives exceeded the threshold of 3.3 million ounces of cumulative production of gold from November 30, 2001, creating the liability to pay the 4% net smelter return royalty on subsequent ounces sold, and, as a result, additional royalties of A$20.5 million (approximately U.S.$15.2 million) were expensed in fiscal 2009.

On August 26, 2009, Gold Fields executed an agreement with Morgan Stanley pursuant to which the royalty payable by St. Ives to certain subsidiaries of Morgan Stanley was terminated for a consideration of A$308 million ($267.1 million). See “Operating and Financial Review and Prospects—Recent Developments—Termination of Royalty Over St. Ives.”

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 83,500 hectares. St. Ives is both a surface and underground operation, with a number of open pits, three operating underground mines, a metallurgical CIP plant and a heap leach facility. The St. Ives operation obtains electricity pursuant to a contract with a major mining company that expires in January 2014 and has access to water, rail, air and road infrastructure. Needed supplies are trucked in locally from both Kambalda and Kalgoorlie. In fiscal 2009, St. Ives produced 0.428 million ounces of gold. St. Ives had a workforce of approximately 950 employees as of June 30, 2009, approximately 660 of whom were employed by outside contractors.

Gold production takes place over an extensive area at St. Ives, although it is mainly concentrated in a 55-kilometer corridor extending south-southeast from Kambalda across Lake Lefroy.

History

Gold mining began in the St. Ives area in 1897, with WMC commencing gold mining operations at St. Ives in 1980. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001.

Geology

The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. In the St. Ives area the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with host rocks metamorphosed to upper greenschist and lower amphibolite facies. Gold mineralization discovered to date is best developed in the mafic-dominated parts of the sequence, hosted in minor structures including vein arrays, breccia zones and central, quartz-rich and mylonitic parts of shear zones. Deposit styles and ore controls are varied, but deposits are commonly associated with subsidiary structures which splay off the regionally extensive Boulder-Lefroy Fault.

Mining

St. Ives sources production from a variety of underground and surface operations, has a mill that treats primary ore and a heap leach facility which treats low- and marginal-grade ore. The principal production sources in fiscal 2009 included the Argo, Belleisle and Cave Rocks underground mines together with the Leviathan, Cave Rocks, Agamemnon, Grinder, Pluton and North Revenge open pits. During fiscal 2009, underground production increased significantly as the Cave Rocks and Belleisle underground mines moved from a capital development phase with some production into full production. The primary open pit production sources shifted in fiscal 2009, with the full depletion of the Cave Rocks, Pluton and North Revenge pits, which were replaced by new open pits at Leviathan, Agamemnon and Grinder. As many of the operations at St. Ives involve mining deposits on or under Lake Lefroy (which is a shallow salt pan that has water in it only intermittently), extracting ore requires construction of bunds and other earthworks to prevent water intrusion. Open pit operations use 180- to 250-ton excavators loading 150-ton trucks. Waste dumps are formed adjacent to the pits or, if practicable, waste is dumped in previously exhausted pits.

Argo Complex. Stoping activities at the Argo mine commenced in November 2003. The Argo underground mine operated below capacity during fiscal 2009 due to challenging ground conditions. Performance at Argo in fiscal 2010 is expected to increase with modifications to mining methods to reduce losses through dilution. Based on the June 30, 2009 reserves, Argo has a further four years of production. It is however expected that production will continue beyond this point as existing ore resources are converted and further exploration and development is performed at the Argo mine.

Greater Revenge Complex. Mining at the Greater Revenge Area commenced in 1989. The operation utilizes typical open pit and lake sediment mining methods. Further exploration and mine design updates resulted in extensions to the Agamemnon open pit during fiscal 2008. The North Revenge and Pluton pits were depleted early in fiscal 2009, with production from the Agamemnon and Grinder pits starting in fiscal 2009.

Belleisle Underground Mine. The Belleisle deposit lies in the Greater Revenge area adjacent to the depleted Mars open pit. Development of a decline tunnel commenced in the second half of fiscal 2007 to access the Belleisle ore body. Development continued during fiscal 2008 but was delayed due to a number of water in-flow intersections and difficult working conditions. Some ore production occurred during the development phase and a first stope opened in June 2008. The Belleisle mine moved into a full production schedule during the second quarter of fiscal 2009. Production was affected negatively in the second quarter by an accident related to the paste plant which reduced the paste filling capability of the mine. This reduction in paste filling resulted in a stope failure in the fourth quarter and cessation of stoping for the months of May and June 2009. At the end of June, the backlog of paste filling stopes was nearing clearance. Access development to the Belleisle extension recommenced in the fourth quarter by restarting the decline. The Belleisle extension reserve ounces are expected to be included in the 2010 reserve statement.

Cave Rocks. Cave Rocks is located approximately six kilometers to the west of the Kambalda West township and was previously an open pit mine completed in 1985. The mining of a series of three open pits was completed in the first quarter of fiscal 2009. Development of an underground mine via a decline tunnel from the southern pit commenced in September 2007, with a second decline being developed from the northern pit, which commenced in November 2007. Development was based on the ore body mined in the open pits. However, during development, the geometry of the ore body was found to be different than expected in the original interpretation, being a series of lenses instead of a single sheet. This does not significantly change the stoping method but does slightly increase the quantity of development needed on a level to connect the lenses. The underground mine utilizes primarily open stoping methods without backfill to extract ore as originally planned and is currently undergoing an intensive delineation and exploration program. The life of this mine is expected to be approximately four years, with potential for reserve extension. The Cave Rocks mine moved into a full production schedule during the third quarter of fiscal 2009.

Leviathan Open Pit. The Leviathan open pit is based on the expansion of a pre-existing open pit located approximately two kilometers southeast of the Lefroy processing plant. Mining of the cut back commenced in the third quarter of fiscal 2007, with first ore production in the fourth quarter. The mine utilizes conventional truck and shovel mining practices. Mining is planned to occur through areas previously exploited by underground mining methods, requiring special care when passing through these mined areas. Procedures based on industry best practice in the mining district have been implemented to manage the risks associated with these zones. Production continued at Leviathan throughout fiscal 2009 and is expected to continue until 2012 under current economic assumptions.

St. Ives’s exploration program in fiscal 2009 led to an improved understanding of the underlying geological mineralization, enabling consolidation of a number of key project areas going forward. The majority of activities completed during fiscal 2009 were the focused drill out and discovery of the Athena orebody and surrounding Hamlet environment. See “Exploration—Near Mine Exploration.” Continued early-stage exploration and follow-up of prospective targets with first-pass exploratory drilling was also completed in a number of areas. In fiscal 2009, the exploration program included expansion of underground reserves at the Argo and Belleisle Mines, extensional growth at operating pits and further Santa Ana open pit mining areas, and selective targeting in prospective greenfield areas. Santa Ana is another project area with potential mineralization for the extension of the St. Ives life of mine.

The St. Ives production schedule requires that new open pit and underground mining sources are progressively accessed. Underground production in fiscal 2009 was enhanced by the Cave Rocks and Belleisle underground mines moving into full production while the Leviathan, Grinder and Agamemnon open pits replaced depleted pits. The Leviathan and Agamemnon open pits are expected to continue to provide the primary source of open pit ore in fiscal 2010.

The Underground Development Improvement Project, or UDIP, was fully implemented in fiscal 2009. The objective of the project was to substantially reduce costs, improve productivities and create a safer and more efficient workplace based on the principles of improved communication and transparency between management and the contractor. This process is intended to continue in fiscal 2010. A similar project, the Open Pit Development Improvement Project, or ODIP, was started at the end of fiscal 2009 for the open pit mines.

All underground mining activities are completed under an agreement with Carlowen Proprietary Ltd, which trades as GBF Underground Mining, or GBF. A five-year agreement with GBF commenced in April 2004, which includes a cost-reimbursable performance-based remuneration model. In fiscal 2009, a term sheet was agreed with GBF for a three-year contract with extension options beyond the three years at the sole discretion of St. Ives. GBF provides all the employees and equipment necessary to complete the underground development and stoping. Under the terms of the agreement, Gold Fields approves all expenditures incurred and guarantees to reimburse 95% of these costs, with the remaining 5% plus any profit earned contingent on GBF achieving certain key performance indicators. Under the terms of the agreement, GBF is liable for claims arising from its performance or non-performance, and any loss, damage, injury or death related to the presence of its employees onsite. GBF is not liable for liabilities or losses that are the result of negligence or a breach of a statutory duty of the mine owner. GBF is required to ensure that it and any subcontractors have adequate insurance.

Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at St. Ives under an alliance agreement which was extended in January 2004 for a five-year period. In fiscal 2009, a letter of intent was agreed with Leighton that extends the existing contract and contemplates a term sheet and ultimately a new agreement for a three year term with extension options for up to two more years at the sole discretion of St. Ives. As of November 30, 2009, negotiations were ongoing. Leighton provides employees and equipment for mining ore and waste from the open pit mines. Leighton is reimbursed 100% of its approved costs and earns an additional margin payment contingent upon Leighton achieving targets in regards to certain key performance indicators. Under the terms of the agreement, Leighton is liable for claims arising from any loss and/or damage related to the negligence, injury or death of its employees on the sites. Leighton is not liable for claims or loss resulting from the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

Detailed below are the operating and production results at St. Ives for the past three fiscal years.

	Year ended June 30,
	2007	2008	2009
Production
Tons (‘000)	6,759	7,233	7,262
Recovered grade (g/t)	2.2	1.8	1.8
Gold produced (‘000 oz)	487	418	428

Results of operations ($ million)
Revenues	310.4	342.1	378.6
Total production costs(1)(2)	286.8	351.4	350.3
Total cash costs(3)	202.6	276.0	280.2
Cash profit(4)	107.8	66.1	98.4

Cost per ounce of gold ($)
Total production costs	589	841	818
Total cash costs	416	661	654

Notional cash expenditure per ounce of gold produced ($)(5)	582	915	802

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

From fiscal 2008 to fiscal 2009, there was an increase in tonnage at St. Ives with a higher tonnage treated at the Lefroy Plant more than offsetting a small decrease in tonnage treated through the heap leach circuit. The reduced tonnage treated through the heap leach was a consequence of the availability of heap leachable ore throughout the year. If the available ore was expected to provide a better return by processing through the Lefroy Plant, then it was stockpiled for treatment by the Plant. Gold production increased from fiscal 2008 to fiscal 2009 primarily due to increased underground ore production. Total cash costs in fiscal 2009 increased as compared to fiscal 2008 due to higher mining costs and higher royalty payments to Morgan Stanley with the commencement of the 4% net smelter return royalty triggered by the volume of production at St. Ives in June 2008 and the impact of the higher Australian dollar gold price on the royalty payment.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan at St. Ives, St. Ives’ June 30, 2009 proven and probable reserves of 2.3 million ounces will be sufficient to maintain production through approximately fiscal 2014. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” Seismicity is the primary safety risk with mining increasingly occurring at depths below 500 meters. The risk is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. No fatalities were recorded in 2007, 2008, 2009 or to date in fiscal 2010. The serious injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2009, 2008 and 2007 was 0.0, 0.0 and 0.0 serious injuries per million hours worked, respectively. St. Ives has a health and safety system that conforms to the requirements of OHSAS 18001 and is integrated with its ISO 14001 environmental management system. St. Ives achieved full compliance certification under the International Cyanide Management Code in August 2009. There were no strikes or material work stoppages at St. Ives in fiscal 2009 or to date in fiscal 2010.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2009, for each of the plants at St. Ives.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2009	Approximate recovery factor for the year ended June 30, 2009(2)
				(tons/month)	(tons/month)
Lefroy Plant	2005	Single-stage crushing and SAG milling	CIP	375,000	401,777	91%
Heap Leach Facility	2000	Multiple-stage crushing and screening process	Carbon absorption	167,000	203,380	56	%(3)

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 60% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of about 60% of contained gold, equivalent to full recovery of all recoverable gold.

The Lefroy Plant was fully commissioned in February 2005 and is located on the south shore of Lake Lefroy, approximately 12 kilometers south of the township of Kambalda. The plant consistently achieved in excess of nameplate capacity throughout fiscal 2009 and optimization continued throughout the year to realize incremental improvements in throughput, costs and recovery.

The Heap Leach Facility treats low- and marginal-grade ore from St. Ives. During fiscal 2009, a number of improvements were made on the heap leach circuit, including a spent ore rehandling strategy being established instead of building pad extensions for future stacking.

The Lake Disturbance Permit required to operate on Lake Lefroy expires in 2011. The mine has started the reapproval process and Gold Fields believes that there is ample time to get this permit approved.

Capital Expenditure

Gold Fields spent approximately $49 million on capital expenditures at St. Ives in fiscal 2009, primarily on the continued development of the underground operations at Argo, Belleisle and Cave Rocks. Gold Fields has budgeted approximately $55 million for capital expenditures at St. Ives for fiscal 2010, which is principally earmarked for the development of the Athena underground mine and continued development at the Argo, Belleisle and Cave Rocks underground mines.

Agnew

Introduction

Agnew is located 23 kilometers southwest of Leinster, approximately 375 kilometers north of Kalgoorlie in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 58,000 hectares. Agnew is an underground operation, having completed mining of the most recent open pit in August 2007 and processing of its ore stockpiles by October 2008. All mining is from the Waroonga Underground Complex which comprises multiple ore zones. Agnew has one metallurgical plant. Agnew has access to electricity pursuant to a contract with a neighboring mine operated by a major mining company that expires in January 2014 and has access to road infrastructure. Accommodation for workers at Agnew is provided pursuant to an arrangement with the same neighboring mine. Agnew also has access to sealed roads to the mine gate. Less than 10% of the water requirement comes from local bores. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility. Supplies are generally trucked in from Perth or Kalgoorlie. In fiscal 2009, the operation produced 0.19 million ounces of gold. As of June 30, 2009, Agnew had approximately 340 employees, including approximately 200 who were employed by outside contractors.

History

Gold was discovered at Agnew in 1895 and production was intermittent until Western Mining Corporation, or WMC, acquired the operation in the early 1980s and constructed the current mill in 1986. Since that time, numerous open pits and underground operations have been mined.

Geology

The Agnew deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the Western Australian Goldfields. In the Agnew area the greenstone belt consists of an older sequence of ultramafic flows, gabbros, basalts, felsic volcanics and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew deposits are located on the western limb of this anticline, and major deposits discovered to date lie on sheared contacts between stratigraphic units. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones.

Mining

The principal production source in fiscal 2009 at Agnew was the Waroonga underground mining complex. Gold Fields expects the principal production source in fiscal 2010 will remain the Waroonga complex.

Waroonga Underground Complex. The Waroonga Underground Complex currently includes underground mining of the Kim South, Rajah and Main Lode orebodies. The mining method involves longhole open stoping with paste filling. Ore development tunnels are developed on 20 to 25 meter vertical spacings, with stoping taking place between these tunnels in blocks of 20 to 40 meters along strike depending on ground conditions. Each stope is mucked clean using tele-remote loaders prior to pastefilling. Access to the orebody is through a decline tunnel which accommodates workers, materials and equipment. Waroonga underground performance increased from less than 55,000 tons per month in the fourth quarter of 2008 to greater than 65,000 tons per month in the fourth quarter of fiscal 2009.

Songvang Open Pit. The Songvang open pit, located 16 kilometers south of the Agnew metallurgical plant, commenced production during fiscal 2005. The Songvang open pit was successfully depleted in August 2007 and the mining fleet demobilized. The Songvang high grade stockpile was blended with underground ore until February 2008, after which time the Songvang low grade stockpile was substituted. The Songvang stockpile was depleted in the second quarter of fiscal 2009.

During fiscal 2009, a significant amount of effort was placed in redesigning the Kim and Main Lode declines and level accesses to improve the productivity of the mine, including a second link drive between the orebodies at a depth of 650 meters below surface. This will provide additional flexibility in the mine and is expected to be completed in fiscal 2010. Capital development of the Kim and Main declines has been accelerated to enable detailed ore definition drilling of the ore body prior to ore development and to provide drilling platforms for future reserve conversion.

Underground mining is performed by Byrnecut Mining Services Limited, or Byrnecut. Byrnecut provides employees, consumables and equipment including drilling, blasting and haulage of ore and waste. Byrnecut receives fees under an agreement which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Byrnecut is liable for claims arising from its performance or non-performance and any loss, damage or injury related to the presence of its employees on the sites. Byrnecut is not liable for claims or loss due to the mine owner’s negligence. Byrnecut is required to ensure that it and any subcontractors have adequate insurance. Byrnecut has operated at Agnew for 18 consecutive years and their current contract expires in May 2010.

Detailed below are the operating and production results at Agnew for the past three fiscal years.

	Year ended June 30,
	2007	2008	2009
Production
Tons (‘000)	1,323	1,315	1,066
Recovered grade (g/t)	5.0	4.8	5.6
Gold produced (‘000 oz)	212	204	192

Results of operations ($ million)
Revenues	136.3	169.0	169.9
Total production costs(1)(2)	98.2	109.6	94.1
Total cash costs(3)	84.7	84.4	77.6
Cash profit(4)	51.6	84.6	92.3

Cost per ounce of gold ($)
Total production costs	462	538	490
Total cash costs	399	414	404

Notional cash expenditure per ounce of gold produced ($)(5)	487	606	564

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, 2008 and 2007, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

In fiscal 2009, 1.1 million tons of ore were processed and 0.19 million ounces of gold were produced. Tons processed were lower than fiscal 2008 and gold production was lower than in fiscal 2008 due to the completion of processing of the Songvang pit stockpiles, with 94% of ounces produced coming from underground compared to 68% in fiscal 2008. Although the total cash costs decreased in U.S. dollar terms due to the weakening Australian dollar, total cash costs increased in Australian dollar terms during fiscal 2009, due to the increased production from underground operations, though the increase was more pronounced on a per ounce basis.

Exploration to extend reserves at Waroonga focused on down-dip extensions to the Kim South and Main Lode resources. Deep drilling to a depth of 1,000 to 1,400 meters below surface is underway at Kim Lode with the objective of increasing reserves below current infrastructure by June 2010.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew, the June 30, 2009 proven and probable reserves of 0.7 million ounces will be sufficient to maintain production through mid-fiscal 2013. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew is engaged in underground mining and surface stockpile reclamation and may pursue further open pit opportunities in the future and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors.” The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. There were no fatalities at Agnew in fiscal 2007, 2008, 2009 or to date in fiscal 2010. The serious injury frequency rate for fiscal 2009, 2008 and 2007 was 0.0, 0.0 and 0.0 serious injuries per million hours worked, respectively.

Agnew deploys a health and safety management system that conforms to the requirements of OHSAS 18001. The mine also has an environmental management system that is certified to the ISO 14001 standard. Agnew achieved substantial compliance certification under the International Cyanide Management Code in June 2009 and expects to achieve full compliance certification by the end of December 2009. There were no strikes or material work stoppages at Agnew in fiscal 2009 or to date in fiscal 2010.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and the metallurgical recovery factor during the fiscal year ended June 30, 2009 for the plant:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2009	Approximate recovery factor for the year ended June 30, 2009(2)
				(tons/month)	(tons/month)
Main Plant	1986	2-stage ball milling	CIP treatment	100,000	88,849	93%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent approximately $22 million on capital expenditures at Agnew in fiscal 2009, primarily on further development of the Kim South and Main Lode declines and various capital works projects in the underground mine and processing plant and on exploration. Gold Fields has budgeted approximately $27 million for capital expenditures at Agnew for fiscal 2010, primarily for further development of the Kim South and Main Lode declines and capital works projects in the processing plant and on exploration.

Peru Operation

Gold Fields owns a 92% voting interest (80.7% economic interest) in the Cerro Corona mine through its shareholding in Gold Fields La Cima S.A., or La Cima.

Cerro Corona

Introduction

The Cerro Corona mine became operational by the end of the first quarter of fiscal 2009. It forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. It lies approximately 80 kilometers by road north of the City of Cajamarca and near the village of Hualgayoc. Cerro Corona holds mining leases covering a total area of approximately 1,600 hectares and the project was developed over an area of 940 hectares. Access to Cerro Corona from Cajamarca is by means of two roads, one from Cajamarca to the Yanacocha Mine (40 kilometers), and then from Yanacocha to the village of Hualgayoc (40 kilometers). Cerro Corona’s electricity is supplied through a long-term contract with a local power supplier and transported through the national power transmission system and a 34 kilometer transmission line constructed by the project. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled. In fiscal 2009, the operation produced 105,000 ounces of gold and 24,000 tons of copper for a total of 219,000 gold equivalent ounces, of which 85,000 ounces of gold and 19,700 tons of copper for a total of 177,000 gold equivalent ounces were attributable to Gold Fields. As of June 30, 2009, Cerro Corona had approximately 840 employees involved in operating the mine including approximately 540 contractors. As of the same date, Cerro Corona also had approximately 1,170 employees working on the construction of the tailings dam, or TMF, including approximately 1,160 contractors.

History

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.72% economic and 92% voting interest in the Cerro Corona mine from a Peruvian family-owned company, Sociedad Minera Corona S.A., or SMC. The agreement called for a reorganization whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following approval of an environmental impact assessment on December 2, 2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of $40.5 million. La Cima subsequently acquired all requisite additional permits to construct the mine and construction commenced in May 2006.

Geology

The Cerro Corona gold-copper deposit is hosted by a 600- to 700-meter diameter sub-vertical cylindrical-shaped quartz diorite porphyry stock emplaced into mid-Cretaceous limestone and marls. Within the porphyry, gold-copper mineralization is primarily hosted by extensive zones of stockwork veining. There are at least two phases of diorite placement, only one of which is mineralized. The non-mineralized diorite is generally regarded as the last phase, and is referred to as “barren core.” The latest re-modeling suggests that the Cerro Corona porphyry is probably comprised of four or five satellite stocks with the last two being barren. The intrusive has been emplaced at the intersection of Andean-parallel and Andeannormal (transandean) structures. Supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone.

Mining

The Cerro Corona deposit is mined by conventional, bulk surface mining methods. The Cerro Corona operation involves a single surface mine. This ore is treated in a conventional milling and sulphide flotation concentrator capable of treating 6.2 million tons per annum of ore and producing between 100,000 and 140,000 tons per annum of copper and gold containing concentrate, which is treated mainly at smelters in Japan, Korea and Europe.

Following completion of a definitive cost and schedule estimate in January 2007, the capital construction costs for the Cerro Corona mine were estimated at approximately U.S.$343 million and the treatment of ore was scheduled to commence early in the third quarter of fiscal 2008. However, through the first half of fiscal 2007, progress on the TMF construction and on the later stages of erection of the concentrator lagged behind schedule and cost escalations on various aspects of the project were experienced. On November 15, 2007, La Cima announced a four-month delay and a revised capital forecast for Cerro Corona, amounting to U.S.$421 million, which included an additional contingency of U.S.$20 million, and the scheduled commencement of ore treatment was delayed until the fourth quarter of fiscal 2008. In August 2008, La Cima announced a further revised capital construction forecast for Cerro Corona amounting to U.S.$550 million. The first shipment of concentrate was made in September 2008. There were four primary causes of the increase in construction costs:

•

the delay in the completion of the mine which attracted significant additional costs in terms of management and engineering personnel, as well as attendant indirect or support costs such as the maintenance of the remote onsite camp and other services such as transportation and meals;

•

an increase in the construction costs for the TMF due to higher unit rates for mining and crushing of construction materials and also due to difficulties in obtaining adequate construction materials onsite;

•

poor ground conditions encountered in the construction of the various facility platforms as well as mine and access road construction which has necessitated additional cut and fill activities to ensure the stability of the various structures; and

•

continued price escalation of commodity based products, such as steel, electrical cabling and power lines as well as the piping and mechanical and electrical components of the tailing management systems.

Detailed below are the operating and production results at Cerro Corona for the 10 month period from September 2008 to June 30, 2009 (the period of operations at the mine in fiscal 2009).

	10 months ended June 30, 2009
Production(1)
Tons (‘000)	4,547
Recovered gold grade (g/t)	0.7
Recovered copper grade (%)	0.78
Gold produced (‘000 oz)	105
Copper produced (‘000 tons)	24	(2)

Results of operations ($ million)
Revenues	183.8
Total production costs(3)	120.4
Total cash costs(4)	80.3
Cash profit(5)	103.5

Cost per ounce of gold ($)(6)
Total production costs	553
Total cash costs	369

Notional cash expenditure per equivalent ounce of gold produced ($)(7)	908

Notes:

(1)	For fiscal 2009, production is reported from September 2008.

(2)	Equates to 114,000 ounces on a gold equivalent basis at a price of $875 per ounce of gold and $4,115 per ton of copper.

(3)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses” and “—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(4)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses” and “—Years Ended June 30, 2008 and 2007—Costs and Expenses.”

(5)	Cash profit represents revenues less total cash costs.

(6)	Calculated on the basis of a total of 217,800 ounces of gold and gold equivalent sold.

(7)	Calculated on the basis of a total of 219,000 ounces of gold and gold equivalent produced. For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2009, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure.”

In fiscal 2009, 4.5 million tons of ore were processed. 105,000 ounces of gold and 24,000 tons of copper were produced.

The single largest contractor employer is Minera San Martin. Minera San Martin carries out all mining activities under the direction of the La Cima mining and geology department. All mine planning, excavation and head grade and engineering specifications to meet the required design performance through the life of mine are directly managed by La Cima personnel. Other contractors provide camp administration and catering, security, safety and laboratory operations. In addition, as of June 30, 2009, there were approximately 1,160 temporary contractors on site working on the second phase of the TMF construction.

Assuming that Gold Fields does not increase or decrease reserve estimates at Cerro Corona and that there are no changes to the current mine plan at Cerro Corona, Cerro Corona’s June 30, 2009 proven and probable reserves of 2.8 million ounces of gold and 988 million pounds of copper (of which, 2.3 million ounces of gold and 797 million pounds of copper were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Peru operation) will be sufficient to maintain production through approximately fiscal 2024. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Cerro Corona mine involves open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors.” Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur.

There were no fatalities at Cerro Corona in fiscal 2009 and none to date in fiscal 2010. The serious injury frequency rate at Cerro Corona for fiscal 2009, 2008 and 2007 was 0.2, 0.4 and 0.1 serious injuries for every million hours worked, respectively. Cerro Corona has implemented a health and safety management system in accordance with the Gold Fields Full Compliance Health and Safety Management System and in accordance with the OHSAS 18001. The environmental management system implementation started in June 2008. Certification to the ISO 14001 (2004) standard is in progress. The final audit took place in October 2009 with a final recommendation that Cerro Corona be granted ISO 14001 certification. The OHSAS 18001 certification process began in July 2009. For its safety and environmental practices, La Cima was awarded two important recognition prizes during fiscal 2009; second prize for national open pit safety by the Peruvian National Institute of Mine Engineers and second prize in the Expomina national contest for environmental practices and projects.

Currently, La Cima’s employees at the mine are not unionized and there were no strikes in fiscal 2009 or to date in fiscal 2010. However, road access to the mine has been blocked on occasion by members of local communities mainly as part of regional or national protests, not targeting Cerro Corona directly. No blockades or demonstrations occurred during fiscal 2009 or to date in fiscal 2010 that have impacted Cerro Corona’s operations.

Over the last few years Peru has seen many cases of conflict and dissention between local communities and mining operations and mining projects, stemming largely from the communities’ desire for greater participation in the economic benefits of these mining projects. Cerro Corona has undertaken extensive community consultation and negotiation since 2003 through the land purchase and permitting process to achieve agreement with local communities on various aspects of community involvement. A comprehensive strategy to work with the communities has been implemented through the construction and operations stages. The main focus of this strategy relies on three pillars which are (i) promoting the development of basic local infrastructure such as roads, telecommunications, electricity, potable water, education and health, (ii) training and employing the local communities, including employing more than 1,000 locals during construction and approximately 500 currently, and developing more than 50 local contractors and (iii) developing economically self-sustaining projects such as a natural pastures and dairy project, a blueberry plantation and pork and guinea pig farms. Gold Fields believes its social strategy has created goodwill with the local communities, with key projects underway such as the paving of the road to Hualgayoc, rural electrification, a potable water plant, and the Kunturwasi highway, among others. The sustainable development projects have been very successful, with more than 300 hectares of natural pastures improved, 150 cows genetically enhanced to improve production of milk and a dairy plant built and currently under commissioning. The blueberry pilot program is expected to deliver the first fruits by November 2009. In recognition of these projects, La Cima was awarded a government grant of U.S.$250,000 to support its funding needs. Through the construction and operations phase, La Cima has carefully delivered on the agreements with local communities.

Gold Fields believes that over time Cerro Corona has generated strong community relationships; however, there have been instances of conflict with the local communities in the past and continuous work is conducted by the Cerro Corona social team to ensure continuity in the relationships. Following three weeks of blocked road access to Cerro Corona in October 2006 by the local communities, no other blockade or significant protest activity has occurred. In particular, Gold Fields’ 50:50 joint venture, Consolidada de Hualgayoc, has been affected and activity at the joint venture has been suspended after violent clashes between local communities and anti-mining campaigners.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, for the processing plant at Cerro Corona:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the 10 months ended June 30, 2009	Approximate recovery factor for the 10 months ended June 30, 2009(2)
				(tons/month)	(tons/month)
Processing Plant	2008	SAG/ball milling	Conventional sulphide flotation circuit	517,000	455,000	59% Gold 71% Copper

Note:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

Gold Fields operates a concentrate storage warehouse at the port of Salaverry in Trujillo city, approximately 450 kilometers away from Cerro Corona. Concentrate is shipped from the Salaverry port in bulk carrier vessels. Gold Fields entered into a five-year contract with Transporters Rodrigo Carranza, or TRC, in the third quarter of fiscal 2008 pursuant to which TRC handles the logistics of trucking concentrate from the mine to the warehouse and then transferring it to the ships. Operations at Saláverry are managed under the same safety and environmental standards as those at Cerro Corona. La Cima has contributed to improvement of the environmental practices at the port by implementing the first fully hermetic shiploading equipment in Peru.

Capital Expenditure

Gold Fields spent approximately $117 million on capital expenditures at Cerro Corona in fiscal 2009, consisting of approximately $63 million on project expenditure primarily to complete the construction of the processing plant and facilities and $53 million on life of mine capital primarily on ongoing tailings facilities. Gold Fields has budgeted approximately $90 million for capital expenditures at Cerro Corona for fiscal 2010, consisting primarily of further construction on the TMF.

Exploration

Gold Fields holds a diverse portfolio of active gold exploration projects and assets in Africa, Central Asia, the Americas and Australasia. In addition, Gold Fields has in place a number of exploration projects in connection with mineral rights it holds which are adjacent to its active mining operations and advanced exploration projects in South Africa, Ghana, Peru and Australia. Gold Fields’ exploration program is run out of two exploration hubs in Perth, Western Australia; and Denver, Colorado. The company also has offices in Santiago, Chile; Lima, Peru; Vancouver, Canada; Bamako, Mali; Accra, Ghana; and Beijing, China. As of June 30, 2009, Gold Fields’ exploration team included 207 full-time and contract employees, of which 47 are geoscientists, who provide the key exploration capability in the regions of focus around the world.

Gold Fields’ exploration strategy is based on a balanced approach to projects, which provides the ability to consider a project at any stage of development, from the early grassroots stage through to full feasibility study.

The goal of this strategy is to maintain a steady pipeline at various stages of exploration to deliver a new feasibility level project every one or two years.

Generally, Gold Fields budgets to spend about $20 per ounce of gold it produces on greenfields exploration (distinct from near mine exploration which refers to exploration around Gold Fields’ mine sites), provided the opportunities offered warrant such expenditure.

Gold Fields focuses its exploration activities on finding opportunities with the correct balance of quality, size and risk. When determining whether it will proceed with a project, Gold Fields weighs a variety of factors, including acquisition costs, expected operating and capital costs of production, as well as the possible technical, commercial, social, environmental and geo-political risks against the likely returns for the project. Other important considerations include the optionality embedded in the project and the projects’ strategic importance in terms of geographic diversification and production profiles. This could result in consideration of additional multi-commodity targets such as copper-gold deposits or gold-silver type deposits.

Outside South Africa, the focus is on growing Gold Fields’ three international regions of West Africa, Australasia and South America with the objective of achieving one million ounces per annum of production from each region. Gold Fields will leverage off its established infrastructure wherever possible to reduce development hurdles and delivery timelines for new opportunities. Near mine exploration projects, which are adjacent to Gold Fields’ existing mining operations, endeavor to capture any possible operating synergies which can be realized, for example, by sharing processing plants and other infrastructure, which has a knock-on effect with regard to minimum project size criteria. For greenfield projects, Gold Fields makes use of its existing operating centers in Ghana, Australia and Peru (through Minera Gold Fields Peru S.A.) to pursue, incubate and facilitate new opportunities within other prospective countries in the respective regions.

In the longer term, Gold Fields is also considering a limited number of opportunities in jurisdictions outside its established regions. The focus is on areas of the world which are historically under-explored or where new technologies and concepts can be applied to improve the likelihood of discovery. Gold Fields has successfully expanded its exploration activities in countries and regions where it has limited experience by means of equity investments in, and strategic alliances with, junior mining partners that are already operating in the relevant region with the requisite operating experience and in some cases have mining permits and approvals. Gold Fields has historically applied this strategy to exploration projects in Mali, China, Philippines, and Kyrgyzstan, amongst others.

Gold Fields divides the different phases of an exploration target’s development into what it refers to as the resource pipeline. An exploration project normally comprises several distinct exploration targets and the resource pipeline provides for the progression of the exploration targets in five stages: (1) target definition, (2) initial drilling, (3) advanced drilling, (4) resource development and (5) feasibility study. To be successful, exploration targets need to be drill tested and moved up to the next exploration phase, or be divested. There is, therefore, a focus on turning over targets as quickly and as effectively as possible by drill testing. Greenfields exploration is generated by reviewing and ranking the most prospective terrains across the world and exploration areas are selected after considering country risk and strategic fit. Each exploration region continuously monitors and reviews projects, targeting projects at all stages of development.

Gold Fields’ Greenfields Exploration Targets

The table below provides a breakdown of the number of targets in Gold Fields’ three main exploration regions, as well as targets in the rest of the world, for each of the five stages of the resource triangle as of June 30, 2009. The table does not include near mine exploration projects on sites adjacent to Gold Fields’ existing operations in South Africa, Ghana, Australia and Peru.

Phase	Africa	Australasia	South America	Rest of World
Feasibility Study	—	—	—	—
Resource Development	—	—	—	—
Advanced Drilling	1	—	1	2	(1)
Initial Drilling	4	14	13	3
Target Definition	20	8	14	9

Note:

(1)	Including the Arctic Platinum Project

Gold Fields spent $46.6 million on greenfield exploration projects not adjacent to its mining operations and $4.3 million on equity investments in exploration related, third-party companies (not including investments in Sino Gold) during fiscal 2009. Gold Fields’ total exploration budget for greenfields projects for fiscal 2010 is approximately $80 million.

Early Stage Projects

At the East Lachlan joint ventures in New South Wales, Australia, Gold Fields signed an additional agreement with Clancy Exploration Ltd. on the Myall property and is now earning into an 80% interest on four separate joint venture projects namely Myall, Wellington North, Gobondery and Cowal East. During the fiscal year, initial drilling of bedrock geochemical and geophysical targets confirmed the presence of large porphyry systems on two of the properties, analogous to the nearby Cadia and Ridgeway porphyry mines. Drilling on several targets returned significant intercepts of strong alteration and anomalous copper-gold-molybdenum mineralization.

In Chile, Gold Fields is earning into a 90% interest in certain claims held by SBX Asesorias e Inversiones and 100% of a claim held by Aguas Heladas. During the year, Gold Fields completed geophysical surveys, bulldozer trenching and a reverse circulation drill program. Positive results were returned from the Pircas target and a follow-up drilling program is planned for the next field season starting in the second quarter of fiscal 2010.

On March 4, 2009, Gold Fields and Cascadero Copper Corp. signed an agreement which allows Gold Fields to earn up to a 75% interest in Cascadero’s Toodoggone copper and gold project in British Columbia, Canada. An airborne magnetics survey was completed in April 2009 and field work commenced in June 2009 and includes ground follow-up geophysics and geologic mapping. Initial drilling started in August 2009.

On March 27, 2009, Gold Fields signed a letter of intent with SBX Asesorias e Inversiones, a private Chilean company, to earn up to a 70% interest in the Ojo de Maricunga project. However, after entering into the letter of intent, Gold Fields and SBX were unable to agree deal terms.

On May 5, 2009, Gold Fields entered into an agreement with Mindoro Resources Ltd. on the Batangas joint venture which allows Gold Fields to earn up to a 75% interest in this large copper and gold porphyry project located in the Philippines. A community relations program and field work commenced at the end of fiscal 2009 and initial drilling began in September 2009.

On July 30, 2009, Gold Fields signed a joint venture agreement with Fjordland Exploration Inc. and Cariboo Rose Resources, or the Woodjam Partners, to earn into a 70% interest in a joint venture on a 40,500 hectare property covering several known porphyry copper and gold targets in south-central British Columbia, Canada. Field work consisting of core re-logging, geological mapping and soil sampling has commenced. Geophysical surveys and initial drilling began in August 2009.

Advanced Projects

On December 3, 2008, Gold Fields announced a joint venture agreement with Orsu Metals Corporation for the further exploration and development of the Talas license area in northwestern Kyrgyzstan. The agreement gives Gold Fields the right to earn as much as a 70% interest in Orsu’s Talas license area. Gold Fields assumed operatorship of the Talas Project at the beginning of the third quarter of fiscal 2009 and continued an aggressive drilling program through the winter months to delineate the resource potential at the Taldybulak gold and copper porphyry target as well as testing other promising targets within the license area. Results continue to be encouraging and work is progressing toward the completion of a conceptual study by the end of fiscal 2010. Gold Fields expects to complete its initial earn into a 60% interest in the joint venture in the second quarter of fiscal 2010.

On March 18, 2009, Minera Gold Fields Peru S.A. formally exercised its back-in right with Compania de Minas Buenaventura to earn a 51% interest in the Chucapaca project located in southern Peru. The option was triggered on the back of the Canahuire discovery made by Buenaventura on the Chucapaca tenements where drilling intersected significant gold mineralization with locally important copper grades. Operatorship for the project was transferred to Minera Gold Fields Peru S.A. during the fourth quarter of fiscal 2009 and an aggressive drill campaign was commenced to delineate the extent of mineralization of the main deposit as well to test several other prospective targets in the area. Results have confirmed and expanded the potential of the deposit and work is progressing to complete a scoping study on the Canahuire deposit by the end of fiscal 2010.

On March 25, 2009, Gold Fields signed a non-binding Letter of Intent with Glencar, which allowed Gold Fields to earn up to a 65% interest in the Komana project in Mali. As part of the agreement, Gold Fields acquired an equity interest in Glencar and as of June 30 2009 held approximately 9% of Glencar’s issued share capital. Gold Fields and Glencar were unable to negotiate the definitive terms for joint venture and abandoned joint venture discussions. On August 2, 2009, Gold Fields launched a recommended cash offer for Glencar which valued Glencar at approximately U.S.$47.7 million. On September 7, 2009, Gold Fields announced that it had received acceptances of approximately 83.2% of the share capital of Glencar, allowing Gold Fields to take control of the Company. All conditions of the offer were satisfied or waived at that time and therefore the offer was declared unconditional in all respects. Gold Fields took control of the board of Glencar with the appointment of three new directors. Subsequently, Gold Fields completed the final squeeze-out of shareholders on November 9, 2009. Gold Fields now holds 100% of Glencar Mining plc. As a result, Gold Fields now owns 100% of the Komana, Solona and Sankarani (formerly a joint venture with Gold Fields) projects.

Field work including geophysical surveys, diamond drilling and air core drilling commenced on the Komana East and West shear-hosted orogenic gold zones and their extensions in May 2009 but was suspended for the rainy season by the end of June 2009. Field work and drilling was re-started in October 2009. At the Sankarani project (originally operated as a joint venture), initial drilling results over the year have broadly defined extensive mineralized trends with economic gold grades over significant drill widths at the Finguana, Bokoro and Sanioumale licenses. Additional field work and follow up drilling has commenced following the rainy season in October 2009, with the aim of progressing at least one target to the Advanced Drilling stage.

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

On March 24, 2006, an Acquisition and Framework Agreement, or Acquisition Agreement, was entered into between North American Palladium Limited, or NAP, Gold Fields Exploration BV, Gold Fields Finland Oy and North American Palladium Finland Oy to form a joint venture to further explore mining properties and develop a mine at the APP. The Acquisition Agreement granted NAP an option to acquire up to a 60% undivided interest in the APP, including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland upon satisfaction of certain conditions on or before August 31, 2008. During the option period, NAP was the operator with the responsibility to manage and fund the project.

On September 10, 2008, NAP declined to exercise its right to acquire 60% of the APP and the project has reverted back to Gold Fields. See also “Additional Information—Material Contracts—Arctic Platinum Project.”

For the remainder of fiscal 2009, Gold Fields explored the possibility of applying the Platsol hydrometallurgical process at APP. Preliminary metallurgical testwork returned positive results and further engineering work was conducted to provide initial operating and capital cost estimates to use Platsol on a commercial scale at APP. For fiscal 2010, further analysis will be performed to assess the economic viability of the Platsol process and a decision is expected to be made on pilot plant testing by the year end.

Sino Gold Alliance

In November 2006, Gold Fields’ wholly-owned subsidiary Gold Fields Australasia BVI entered into an alliance, or the Alliance, with Sino Gold Mining Limited, or Sino Gold, for the purposes of exploring and developing geological belts within the People’s Republic of China, or PRC. Gold Fields agreed that it could undertake activities in the PRC only through the Alliance while the Alliance remained in place. In connection with the Alliance, Gold Fields acquired an equity stake in Sino Gold which was increased to 19.9% during fiscal 2008.

On June 3, 2009, Gold Fields agreed to sell its stake in Sino Gold to Eldorado Gold Corporation, or Eldorado, for a total consideration of approximately U.S.$282 million and the sale was completed on July 27, 2009. Gold Fields received a share exchange ratio of 48 Eldorado shares for every 100 Sino Gold shares, which resulted in Gold Fields holding 27,824,654 Eldorado shares or approximately 7% of the outstanding shares of Eldorado on a fully diluted basis. On September 4, 2009, Gold Fields sold its entire shareholding in Eldorado on the market for consideration of CAD 323 million ($299.3 million). In addition, Gold Fields holds a top-up right for a period of 18 months commencing June 3, 2009, which will apply should Eldorado purchase an additional 5% or more of the outstanding shares of Sino Gold and the sellers in that transaction realize a consideration ratio in excess of the share exchange ratio of 0.48 Eldorado shares per Sino Gold share received by Gold Fields. On August 26, 2009, Eldorado and Sino Gold announced that they had agreed that Eldorado would acquire all of the issued and outstanding shares of Sino Gold in exchange for 0.55 Eldorado shares for each share of Sino Gold. Sino Gold shareholders approved the transaction on December 1, 2009. The transaction remains subject to final approval of the Federal Court of Australia. Assuming completion of the offer based on the terms announced by Eldorado and Sino Gold on August 26, 2009, Gold Fields would receive 4,057,762 shares due to its top-up rights.

The Exploration Alliance was dissolved on July 3, 2009. However, Gold Fields and Sino Gold continued to participate in a Stage 2 drilling program at the Jinshu project, which was part of the Alliance. In November 2009, subsequent to the drilling program, both companies decided to dispose of their respective interests and, as a result, no further business is being undertaken.

Gold Fields has maintained a limited number of staff in Beijing and is currently developing a new strategy for exploration in China.

Near Mine Exploration

Gold Fields is undertaking a project, which it refers to as Project 5M, or the Uranium Project, focused on exploring the economic potential of processing Gold Fields’ South African tailings dams to recover uranium, gold and sulphur and its underground reserves to recover uranium and sulphur. Drilling of the tailings dams has been completed and models developed that define the gold, uranium and sulphur content of each tailings dam. These models will be reviewed by independent experts and further evaluation is expected to be achieved by the end of fiscal 2010. A bankable feasibility study began in July 2009 to optimize the best option identified during the pre-feasibility study. This option envisages the concurrent re-treatment of all tailings dams and the current horizons from Driefontein, Kloof and South Deep in two processing plants. The bankable feasibility study is expected to cost approximately R119.33 million. The engineering and marketing studies will be completed by March 2010, with the regulatory processes expected to be completed by the end of September 2010.

Near mine exploration at the South Deep mine in South Africa has five surface drill rigs targeting the Upper Elsburg Reefs of the Witwatersrand Basin, contiguous to the mine lease area. To the east, four of these rigs are drilling boreholes to test the potential of the reefs down-dip to the current mine workings in “Uncle Harry’s Area,” at depths ranging from 2,450 meters to 2,760 meters below surface. To the south, the remaining rig is probing the strike extension of the Upper Elsburg subcrop against the VCR at a depth of 3,330 meters below surface. Three of the boreholes have intersected reef, providing 10 intersections through deflection drilling. Early indications suggest the structural and sedimentological parameters are consistent with the current geological models.

At the St. Ives mine in Western Australia, the main focus for the year was delineating reserves and extensional drilling at the Athena target which is located adjacent to the Argo underground mine. The Athena orebody is located approximately 2 kilometers to the east of the Argo Underground mine offices and workshop. The orebody consists of three lodes, South, Central and North, of which the Central lode contains more than 80% of known reserves. The orebody has an ore zone with 500 meters of strike, dipping to the east at 50-60 degrees with a shallow southern plunge. The project commenced in July 2009 with the beginning of the excavation of a box-cut to access hard rock for the decline portal. Drilling at Athena has produced encouraging results and demonstrates both grade and structural continuity in line with expectations. The majority of drilling related to the Athena conceptual study has now been completed and a full feasibility study is scheduled to be completed in early fiscal 2010. Also within the Argo/Athena area, drilling at Hamlet focused on extending the lateral and depth extents of the known mineralization. Drilling will continue testing along the length of these deeper results in the first quarter of fiscal 2010 to assess if the high grade mineralization extends.

At the Agnew mine in Western Australia, drilling for the year focused on the underground extensional drilling and reserve delineation at Waroonga, specifically at Kim South and 450 South Ore Shoots. Unfortunately, there were technical delays in the drilling but these have been overcome and increased drilling performance is expected through fiscal 2010. Surface drilling north and south of Waroonga was also started and these programs are expected to extend through fiscal 2010.

At the Damang mine in Ghana, the emphasis during fiscal 2009 has been on extensional drilling to the south of the main Damang mine and between some of the smaller surface mines. Positive results are being returned from the Nyame and Tamang prospects and suggest that the Damang mineralization may extend for at least 2 kilometers south of the Damang pit cutback. Extensional drilling to the north of the Amoanda surface mine, and between Amoanda and the Rex surface mine, is also starting to show promise. These initial drilling targets are supported by an extensive, lease wide gravity and IP geophysical survey which is scheduled for completion by the third quarter of fiscal 2010.

At Cerro Corona in Peru, district exploration continues under a 50:50 joint venture with Compania de Minas Buena ventura. At the Titan-Arabe copper-gold target, access was negotiated through the local communities to gain drilling access. However, after commencing drilling, the joint venture partners decided to suspend activities following violent clashes between the local communities and anti-mining campaigners.

Recent Developments

On August 7, 2009, Gold Fields launched a recommended cash offer for Glencar, which valued Glencar at approximately U.S.$ 47.7 million. On September 7, 2009, Gold Fields announced that it had received acceptances of approximately 83.1% of the share capital of Glencar, allowing Gold Fields to take control of the Company. All conditions of the offer were satisfied or waived at that time and therefore the offer was declared unconditional in all respects. Gold Fields has also taken control of the board of Glencar with the appointment of three new directors. Subsequently, Gold Fields completed the final squeeze-out of shareholders on November 9, 2009. Gold Fields now holds 100% of Glencar Mining plc.

On June 3, 2009, Gold Fields agreed to sell its current 19.9% stake in Sino Gold to Eldorado Gold Corporation, or Eldorado for a total consideration of approximately U.S.$282 million. and the sale was completed on July 27, 2009. Gold Fields received a share exchange ratio of 48 Eldorado shares for every 100 Sino Gold shares, which resulted in Gold Fields holding 27,824,654 Eldorado shares or approximately 7% of the outstanding shares of Eldorado on a fully diluted basis. On September 4, 2009, Gold Fields sold its entire shareholding in Eldorado on the market for consideration of CAD 323 million ($299.3 million). In addition, Gold Fields holds a top-up right for a period of 18 months, which will apply should Eldorado purchase an additional 5% or more of the outstanding shares of Sino Gold and the sellers in that transaction realize a consideration ratio in excess of the share exchange ratio of 0.48 Eldorado shares per Sino Gold share received by Gold Fields. On August 26, 2009, Eldorado and Sino Gold announced that they had agreed that Eldorado would acquire all of the issued and outstanding shares of Sino Gold in exchange for 0.55 Eldorado shares for each share of Sino Gold. Sino Gold shareholders approved the transaction on December 1, 2009. The transaction remains subject to final approval of the Federal Court of Australia. Assuming completion of the offer based on the terms announced by Eldorado and Sino Gold on August 26, 2009, Gold Fields would receive 4,057,762 shares due to its top-up rights.

On August 26, 2009, Gold Fields executed an agreement with Morgan Stanley Bank, or Morgan Stanley, to terminate the royalty, or the Royalty, payable by Gold Fields’ wholly owned Australian subsidiary, St. Ives Gold Mining Company Pty Ltd, to certain subsidiaries of Morgan Stanley for a consideration of A$308 million ($257.1 million). When Gold Fields acquired St. Ives in 2001, the total consideration included the Royalty, which was subsequently acquired by Morgan Stanley. The Royalty comprised two parts: (i) a payment equal to 4% of the net smelter returns for gold produced from St. Ives to the extent that cumulative production of gold from November 30, 2001 exceeded 3.3 million ounces, but subject to the average spot price of gold for the relevant quarter exceeding A$400 per ounce; and (ii) provided that the gold price exceeded A$600/oz, a payment equal to 10% of the difference between revenue calculated at the spot gold price expressed in Australian dollars per ounce and at a price of A$600/oz calculated on all future ounces produced by St. Ives. Both components of the Royalty were payable on all future production from St. Ives (the 3.3 million ounces production threshold having been exceeded in June 2008) and thus represented an uncapped liability. The transaction was financed from cash resources and available facilities and closed on August 26, 2009.

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

Environmental and Regulatory Matters

South Africa

Environmental

Gold Fields’ South African operations are subject to various laws relating to the protection of the environment. South Africa’s Constitution grants the people of South Africa the right to an environment that is not harmful to human health or well-being and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and the National Environmental Management Act 107 of 1998, or NEMA, grants legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. Under the terms of the 2002 Minerals and Petroleum Resources Development Act, or the 2002 Minerals Act, all prospecting and mining operations are to be conducted according to an environmental management plan/program which must be approved by the DME. Directors will be held liable under provisions of the 2002 Minerals Act and NEMA for any environmental degradation. See “—Mineral Rights.”

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan/program, which incorporates a mine closure plan. In addition, during the operational life of the mine they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The trust fund system enables payments to be made in a tax-efficient way, while providing comfort to the regulators that the operator has the means to restore any mine after operations have ceased. As of September 30, 2009, Gold Fields had contributed more than Rand 900 million, including accrued interest, to the fund. Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14000 for all surface portions of its South African operations including the shafts. South Deep is in the process of implementing an environmental management system that is ISO 14001 compliant, with certification successfully achieved in fiscal 2009.

In addition, Gold Fields became a signatory to the International Cyanide Management Code, or Cyanide Code, on November 3, 2005, along with nine gold companies and five cyanide manufacturers. All of Gold Fields’ operations are committed to complying with the Cyanide Code. The implementation structure of the Cyanide Code allows the operations up to three years from the date of becoming a signatory to have independent, third-party audits conducted to evaluate compliance status. As of October 2009, all of Gold Fields’ eligible operations had obtained accreditation under the Cyanide Code with seven of the eight eligible operations achieving full compliance.

Under the National Water Act, all water in the hydrological cycle is under the custodianship of the State held in trust for the people of South Africa and all water users have been required to re-register their water uses. In addition, the National Water Act governs waste water and waste discharge into water resources. Gold Fields is lawfully removing water from its South African mines. Kloof was issued a water use license in December 2008. Driefontein has been issued a draft license, subject to further comment by Gold Fields and the Department of Water Land Environmental Affairs or DWEA (previously the Department of Water Affairs and Forestry). While the water use license application for South Deep was submitted on time, there has been a delay in processing it. There is some uncertainty regarding the water quality parameters applicable to the removed water and Gold Fields has engaged DWEA to address these issues.

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

The National Environmental Management Amendment Act 62 of 2008, or NEMAA, was promulgated on January 9, 2009 and came into effect on May 1, 2009. The Minerals and Petroleum Resources Development Amendment Act 49 of 2008, or MPRDAA, was promulgated on April 21, 2009, although a commencement date has not been proclaimed by the President. Environmental Impact Assessment Regulations, or EIA Regulations, for 2009 have also been published for final comments and, once effective, will replace the existing 2006 EIA Regulations. The effect of the amendments as contained in the NEMAA and the MPRDAA will ultimately mean that NEMA will be responsible for all environmental authorizations for and relating to mining and the Minister of Water and Environmental Affairs will be the relevant authority. There are three relevant periods or phases that will take place before the ultimate position is achieved. Until the MPRDAA comes into effect, as well as during the first 18 month period after such effect, the 2002 Minerals Act is the applicable legislation and the Minister of Mineral Resources is the responsible authority for all environmentally related mining activities. Once the first 18 month period has elapsed, the provisions relating to the environment will be excised from the 2002 Minerals Act and included in NEMA. NEMA will contain all the environmental provisions relating to mining, therefore environmental authorizations will be applied for in terms of NEMA. The Minister of Mineral Resources will remain the responsible authority and appeals may be directed to the Minister of Water and Environmental Affairs. Upon completion of the second 18 month period, that is three years after the commencement of the MPRDAA, NEMA will be the applicable legislation for all environmental provisions relating to mining, however, the Minister of Water and Environmental Affairs will be the responsible authority.

Section 24G of NEMA introduced an amnesty period to allow operations which had not been authorized under the previous Environment Conservation Act EIA regulations to continue. The amnesty period was available from January 7, 2005 to July 6, 2005. Gold Fields submitted three applications for such amnesty (as each identified activity required its own application) and is currently awaiting the decision of the environmental authorities in this regard. The applications related to the authorization of cyanide plants at Beatrix, Kloof and Driefontein. It is likely that the applications will be granted. If the applications are granted, the maximum fine that can be levied is R1 million per application. In the unlikely event that the applications are not granted, the authorities may order that the activities are stopped and that remediation and rehabilitation takes place.

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The Department of Environmental Affairs and Tourism has indicated that enforcement will improve and Environmental Management Inspectors have been appointed under NEMA. The Environmental Management Inspectors have commenced with environmental inspections and investigations at some of the major industrial facilities. The focus to date has been on those industries that impact heavily on air quality, such as platinum mines and the steel industry.

Gold Fields undertakes activities which are regulated by the National Nuclear Regulator Act 47 of 1999, or the NNR Act. The NNR Act requires Gold Fields to obtain authorization from the National Nuclear Regulator, or NNR, and undertake activities in accordance with the conditions of such authorizations. The NNR has alleged certain non-compliance issues relating to radiation levels in water running adjacent to certain of Gold Fields’ properties. Gold Fields does not concede the accuracy of the NNR samples and is currently undertaking its own sampling. Despite Gold Fields’ belief that it has not breached compliance with the NNR Act, it is in discussions with the NNR regarding the possible remediation of these areas as part of an industry initiative.

It has been publicly indicated by various individuals purporting to represent certain non-governmental organizations and other interested parties that they believe that Gold Fields, together with various other mining companies in South Africa, have polluted the water in and around the Wonderfontein Spruit, which is a catchment area in the West Wits Basin. This may lead to action being taken against Gold Fields, individually or collectively with other mining companies, and/or against the regulator. In March 2008, Gold Fields and two other mining companies received letters of demand from attorneys representing Duffuel (Pty) Ltd, or Duffuel, claiming substantial damages in the sum of R50 million based on this alleged pollution. In April 2009, Duffuel instituted action for damages of approximately R100 million against one of the other mining companies, but as yet no such action has been instituted against Gold Fields.

During fiscal 2008, a decision was taken by the Executive Committee to consolidate and contextualize the environmental and associated legal risks at the South African operations. This was done through a due diligence exercise conducted by two external firms that specialize in environmental risk and environmental law, respectively. The reason for selecting these firms was to ensure objectivity and to maintain an irreproachable level of credibility. The exercise was expected to fully identify the South African operation’s current risk profile in terms of environmental and associated legal risks.

The results of this exercise have been finalized and will form the basis upon which existing strategies will be reviewed and modified so as to reduce any risks that have been identified. If deemed necessary, Gold Fields intends to undertake mitigating action focused on reducing existing risks and preventing future risks.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Minerals and Energy the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also gives employees the right to refuse dangerous work. Finally, it describes the powers and functions of a mine health and safety inspectorate (which is part of the DMR) and the process of enforcement.

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

The Mine Health and Safety Amendment Act came into operation on May 30, 2009. Gold Fields is subject to more stringent regulations regarding mine health and safety as a result of the Act taking effect. The Mine

Health and Safety Amendment Act criminalizes violations of the Mine Health and Safety Act and increases the maximum fines. Any owner convicted in terms of the above offenses may have its mining permits withdrawn or suspended, be fined R3 million and/or be imprisoned for a period not exceeding five years, while the maximum fine for other offenses and administrative fines are increased, with the highest fine being R1 million per occurrence. Two sections of the Mine Health and Safety Amendment Act, which create new offenses of contravening or failing to implement provisions of the Act resulting in a person’s death and vicarious liability for an employer where certain persons commit an offense and the employer permitted or did not take all reasonable steps to prevent the person’s actions, have not yet come into effect as several mining companies objected on the basis that the provisions appeared to be unconstitutional. The government agreed that these provisions would not come into effect pending further discussion with the industry.

In October 2007, as a result of a spate of accidents at various mining operations in South Africa, including Gold Fields’ operations, former President Thabo Mbeki ordered the Department of Minerals and Energy to conduct an occupational health and safety audit at all mines. The department developed audit protocols and divided them into two parts: (1) Legal Audit and (2) Technical Audit of certain installations and practices at mines. The intention of the audits was to give an indication of the extent to which mines comply with health and safety requirements, and also to help mines develop programs of action to improve their health and safety. The legal audits began in December 2007 and the results were released in the Presidential Mine Health and Safety Audit Report in February 2009. As yet, there has been no further development regarding the technical audit. The audit process was intended to broadly cover the topics indicated below:

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

Mineral Rights

The 2002 Minerals Act

The 2002 Minerals Act came into effect on May 1, 2004. The 2002 Minerals Act vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. In accordance with the 2002 Minerals Act, the DMR published a Code of Good Conduct, or the Code, and the Housing Code Standard for the Mining Industry, or the Standard, relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code and the Standard appear to be inconsistent with the Mining Charter, or to go beyond the scope envisaged by the 2002 Minerals Act. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code and the Standard but there is significant uncertainty regarding the standing and effect of the Code and the Standard’s provisions. It is unclear what the final form of the Code and the Standard will be and what effect they may have on Gold Fields’ results and operations. In a speech on June 23, 2009, the Minster of Minerals and Energy acknowledged that she was aware that some stakeholders had concerns and said that the Department would be consulting with them with a view to finding a lasting solution to the problem.

Under the 2002 Minerals Act, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals and Energy when exercising her discretion whether to grant these applications. A mining right can be canceled if the mineral to which such mining right relates is not mined at an “optimal” rate. In November 2006, the DMR approved the conversion of Gold Fields’ mining licenses under the old regulatory regime at Driefontein, Kloof and Beatrix into rights under the new regime. The South Deep application was completed in December 2008 and is currently under review by the DMR.

The 2002 Minerals Act provides that pursuant to the terms of the 2002 Minerals Act a broad-based socio-economic empowerment charter, or the Mining Charter, for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry became effective on May 1, 2004.

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

It is envisaged that transactions will take place in a transparent manner and for fair market value with stakeholders meeting after five years to review progress in achieving the 26% target. Under the charter, the mining industry as a whole agreed to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk.

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

When considering applications for the conversion of existing licenses, the government takes a “scorecard” approach to the different facets of promoting the objectives of the charter. The scorecard sets out the requirements of the charter in tabular form which allows the DMR to “tick off” areas where a mining company is in compliance. The scorecard covers the following areas:

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

The Mvelaphanda Transaction was intended to meet the Mining Charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the Mining Charter coming into effect. Management is in dialogue with the DMR regarding Gold Fields’ plans and proposals to ensure compliance with relevant HDSA ownership thresholds under the 2002 Minerals Act.

As the initial five year period contemplated by the charter has expired, the government has appointed an independent auditor to audit compliance by mining companies with the provisions of the charter. As of November 30, 2009, Gold Fields has not been notified of the audit of any of its operations by the government appointed independent auditor.

The Royalty Act

After going through several draft Bills, the Mineral and Petroleum Resources Royalty Act, 2008, or the Royalty Act, was promulgated on November 24, 2008 and was due to come into operation on May 1, 2009. However, it was announced on February 11, 2009 that the Act would not come into operation until March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the State.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced for refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue.

Based on the proposed formula, the rate for Gold Fields, if applied to the results for fiscal 2009, would have been approximately 2% of revenue. See “Risk Factors—Gold Fields’ mineral rights in South Africa have become subject to new legislation which could impose significant costs and burdens—The Royalty Act.”

Exchange Controls

South African law provides for exchange control regulations, which, among other things, restrict the outward flow of capital from the Common Monetary Area, or CMA, comprising South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the South African Reserve Bank, or the SARB, are applied throughout the CMA and regulate transactions involving South African residents, including companies. The basic purpose of exchange controls is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand against other currencies. It is anticipated that South African exchange controls will remain in place for the foreseeable future. The South African government has, however, committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years. The most recent relaxations of Exchange Controls were announced by the Minister of Finance in the 2009 Medium Term Budget Policy Statement in October 2009. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents in relation to inflows and outflows of capital. The gradual approach to the abolition of exchange controls is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time.

SARB approval is required for Gold Fields and its South African subsidiaries to receive and/or repay loans to non-residents of the CMA. Repayment of principal and interest on such loans will usually be approved where the payment is limited to the amount borrowed and a market-related rate of interest.

Funds raised outside of the CMA by Gold Fields’ non-South African resident subsidiaries (whether through debt or equity) can be used for overseas expansion, subject to any conditions imposed by the SARB. Gold Fields and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of Gold Fields’ subsidiaries with regard to funds obtained from non-residents of the CMA. Debt raised outside the Common Monetary Area by Gold Fields’ non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Absent SARB approval, income earned in South Africa by Gold Fields and its South African subsidiaries cannot be used to repay or service such foreign debts. Unless specific SARB approval has been obtained, income earned by one of Gold Fields’ foreign subsidiaries cannot be used to finance the operations of another foreign subsidiary.

Exchange Control Circular No.16/2009, announced in October 2009, addresses foreign direct investments outside the CMA by South African companies. Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R500 million per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorized dealer, subject to all existing criteria and reporting obligations. In determining whether Gold Fields and its South African subsidiaries can invest overseas, the SARB will consider whether the investment meets certain requirements, including the benefit of the investment to South Africa. Gold Fields applies annually to the SARB for blanket approval for offshore exploration expenditure and to make exploration related foreign investments. The current approval allows for annual expenditure of up to $80 million per year. Gold Fields is required to provide the SARB with an annual update on the Group’s activities, including any such exploration investments.

South African companies are allowed to retain foreign dividends declared after October 26, 2004 offshore. Foreign dividends repatriated to South Africa after that date may be transferred offshore at any time and be used for any purpose.

Prior to October 2009, South African entities operating Customer Foreign Currency accounts, or CFC Accounts, were obliged to convert foreign currency proceeds and repatriate to South Africa within 180 days. Under Exchange Control Circular No. 19/2009 issued in October 2009, the above restrictions have been abolished and South African entities are not required to convert and repatriate funds.

A listing by a South African company on any stock exchange other than the JSE for the purpose of raising capital needs permission from the SARB. Any such listing which would result in a South African company being redomiciled also needs approval from the Minister of Finance.

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

In his speech to Parliament on February 20, 2008, the Minister of Finance announced that the requirement for South African companies to obtain a significant equity interest in investments outside the CMA of at least 25% was replaced with the requirement that at least 10% of the foreign target entity’s voting rights must be acquired. In addition, to further enable South African companies, trusts, partnerships and banks to manage their foreign exposure, they are to be permitted to participate without restriction in the Rand futures market on the JSE. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE Limited and the Bond Exchange of South Africa.

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and individuals with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are also required, under the Minerals and Mining Act, 2006 (Act 703), Environmental Assessment Regulations 1999 (LI 1652) and Water Use Regulations 2001 (LI 1692), to obtain all necessary approvals from the Environmental Protection Agency, or EPA, and the Forestry Commission before undertaking mining operations. The Minerals and Mining Act also requires mines to comply with all laws for the protection of the environment.

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

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. The reclamation plan provides an estimate of the costs to rehabilitate the mining area for the life of the mine, or the life of mine rehabilitation estimate, and an estimate of the costs to rehabilitate the mine as at the date of the reclamation plan, or the current estimated rehabilitation costs. These estimates are adjusted every two years, taking into account any new disturbance or rehabilitation undertaken during the two year period from the date of the previous estimate. The obligations to rehabilitate the mining area and to provide security for the rehabilitation costs is included in a reclamation security agreement negotiated with the EPA and signed by the mining company. Each mining company is required to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting a reclamation bond and a cash deposit, which serve as a security deposit against default.

In Ghana, updated reclamation plans are submitted to the EPA every two years with a readjustment of the calculated bond based on the current estimated rehabilitation costs. Gold Fields Ghana’s current reclamation bond secures an amount of $7.4 million which is 50% of the rehabilitation costs estimated as at December 2005. The amount secured will be revised based on adjusted current estimated rehabilitation costs as at the date a new reclamation security agreement is signed. The EPA is reviewing the current life of mine rehabilitation estimate forecast for Tarkwa (following its expansion) of $39.2 million. Upon submission of a Notice of Intent for the Tarkwa expansion project in 2006, Gold Fields Ghana was advised by the EPA to submit a new environmental impact statement, or EIS, and the EPA further advised Gold Fields Ghana to submit an updated reclamation plan and revised security bond agreement after the approval of the new EIS document. Gold Fields Ghana submitted a new EIS in February 2007 which was approved by the EPA in May 2007. A new environmental permit was issued in May 2007 allowing Gold Fields Ghana to continue operations subject to submission of a revised EMP for the site within 18 months. Gold Fields Ghana submitted a revised EMP to the EPA in November 2008 and the EPA responded in January 2009 that it was reviewing the document. In late June 2009, Gold Fields was advised by African Environmental Research Consultants to reformat the document and to address issues raised by consultants engaged by the EPA. The EPA has also asked that recommendations made in the “Akoben” inspection, a mine-wide audit conducted by consultants engaged by the EPA in July 2009, be incorporated in the EMP before the certificate is issued. Following this review, a revised Closure Plan and security bond agreement will be negotiated based on the agreed estimated rehabilitation costs.

Abosso has submitted the required environmental management plans and reclamation plans and is in compliance with all permit, certificate and reclamation requirements. Following submission of Damang’s Environmental Management Plan 2005 to 2008 in August 2005, on January 23, 2006 Damang’s environmental certificate was renewed for a further three years. A revised Environmental Management Plan for the period from 2008 to 2011 was submitted to the EPA in November 2008. The EPA has indicated that the new environmental certificate, which covers a three year period, will be issued after concerns raised in the “Akoben” inspection have been addressed. Under Ghanaian law, a mining company may continue operations while its application is being considered as long as all necessary filings have been made.

Abosso was the first mining company in Ghana to sign a reclamation security agreement, in May 2001. Following various intermediate amendments to the agreement, in April 2006, Abosso provided the EPA with a revised draft reclamation security agreement. The draft reclamation security agreement was based on calculated current estimated rehabilitation costs totaling $4.2 million. The current life of mine rehabilitation estimate is $5.8 million (which includes the $4.2 million in current estimated rehabilitation costs) and takes into account a reduction in the liability for completed reclamation works. Meetings with the EPA were held during 2007 and a further draft agreement was submitted to the EPA in November 2007. Abosso was asked to make certain amendments to this draft and submitted a final draft to the EPA in November 2008. A reclamation bond (in the form of an irrevocable letter of credit of $2.0 million) and a $200,000 cash deposit were provided as security. The bond expired in June 2008, but has been renewed, most recently in June 2009. The bond is expected to continue to be renewed until the amount required to be secured is revised by the EPA and a new reclamation security agreement can be signed with the EPA.

Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in Ghana. Gold Fields’ operations in Ghana were re-certified under ISO 14001 (2007) during fiscal 2009 for a further three years.

Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including the Ghanaian operations, are committed to complying with the code. Certification under the code at both Ghana operations was achieved in May 2008. As of October 2009, all of Gold Fields’ eligible operations had obtained accreditation under the International Cyanide Management Code.

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

In addition, under Ghanaian law, the Tarkwa property mining leases are subject to the ratification of Parliament. The Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the government of Ghana, has confirmed that the Tarkwa property leases have been ratified by Parliament.

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

Ghana’s finance minster has announced that the government intended to increase the minimum royalty rate from 3% to 6%. Gold Fields expects a draft bill to be circulated within the Ghanaian parliament in the near future and further expects that the royalty increase will take effect immediately upon gazetting of the bill as an Act.

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

Exchange Controls

Under Ghana’s mining laws, the Bank of Ghana or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government of Ghana, Gold Fields Ghana is required to repatriate 20% of its revenues derived from the Tarkwa mine to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account. Management believes that Gold Fields Ghana is entitled to rely on the provisions of the foreign exchange retention account agreement for the duration of the Tarkwa mining leases. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. The most recent negotiations were concluded in February 2003. Since then there have been no requests for negotiations by either side and Abosso’s obligations remain the same. Until Abosso’s repatriation level is renegotiated, it will remain the same. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness. Gold Fields currently repatriates on average approximately 40% of revenues from the Ghana operations to Ghana, annually. In fiscal 2009, Gold Fields repatriated approximately 84% to fund its capital expenditures and capital waste program in Ghana. However, Gold Fields does not expect repatriation to remain at this level in the future.

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

During the operational life of its mines, Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. However, these bonds would not cover any environmental events requiring remediation that were unforeseen at the time the bonds were issued or which occur as a result of a breach of Gold Fields’ environmental licensing conditions. The Western Australian Government is proposing to increase the value of these bonds to cover approximately 50% of the total cost of rehabilitation. The current value of the bonds is in the order of 25%.

Gold Fields is subject to the Environmental Protection Act 1986. Under the Environmental Protection Act 1986, Gold Fields is obliged to prevent and abate pollution and environmental harm. Under the Contaminated Sites Act 2003, Gold Fields is required to report known or suspected contaminated sites. The Western Australian government’s Department of Environment and Conservation then classifies the site based on the risk posed to human health and the environment. Gold Fields may be required to investigate or remediate an affected site if there is contamination that is likely to cause harm to human health or the environment. If that happens, Gold Fields’ environmental duties and responsibilities will be increased. See “Risk Factors—Gold Fields’ operations in Australia are subject to environmental and health and safety regulations which could impose significant costs and burdens.”

Gold Fields is required to publicly report energy use and efficiency measures under the Energy Efficiency Opportunities (EEO) Act 2006, with the first report for the 2008 fiscal year already submitted and published on the Gold Fields website in December 2008. Reports are required by the 31st of December following the end of each fiscal year, with an additional more detailed government report due December 31, 2011.

Under the National Greenhouse and Energy Reporting (NGER) Act 2007, Gold Fields is required to submit yearly reports to the federal government in relation to the energy use, energy production and greenhouse gas emissions associated with its Australian mining operations. The scheme, which commenced on July 1, 2008, also requires regulated companies to retain energy and emissions data for seven years for audit. Gold Fields Australia, which includes St. Ives, Agnew, the Australian division of the Exploration group and associated offices, recently submitted energy use and emission data for the 2009 fiscal year.

In May 2009, a bill was introduced into the Australian parliament which, if passed, would have introduced a country-wide “cap and trade” system for greenhouse gases. The Carbon Pollution Reduction Scheme Bill 2009, or the CPRS Bill, would have required large direct emitters of greenhouse gases in certain sectors of the economy to purchase and then surrender carbon permits called Australian Emission Units, or AEUs. Currently, a revised version of the CPRS Bill is being negotiated in the Australian Senate. If passed, the scheme is planned to come into effect on July 1, 2011.

Under the CPRS Bill as previously drafted, at the end of each financial year, regulated entities would be required surrender to the Federal Government one AEU for each ton of CO2-e directly produced by their facilities during that financial year. Permits would be available for purchase at monthly auctions or on the secondary market, and could also be earned through eligible onshore or offshore carbon offsetting projects.

Gold Fields would have direct liability for permits under the scheme due to St Ives gold mine exceeding the 25kt CO2-e facility threshold for direct emissions. In terms of indirect liability, created by the use of electricity generated by an external supplier, both St Ives and Agnew gold mines will incur a pass-through cost equivalent to the associated permit cost.

Certain eligible companies are expected to receive permits free of charge from the Federal Government under the Emissions-Intensive Trade-Exposed Industries, or EITE, program. The gold industry’s average emissions intensity sits on the lower threshold of assistance, whereby 60% free permits would be allocated, although a decision on the eligibility of the industry is not expected until the first half of 2010.

On December 2, 2009, a revised version of the CPRS Bill was again defeated in the Australian Senate. The government is considered likely to re-introduce the bill to parliament for a third time in February 2010. If passed through parliament, Gold Fields is likely to be regulated directly under this scheme and its operational expenditure will be affected by the pass-through of compliance costs through its contracts with regulated suppliers.

Following Gold Fields becoming a signatory to the International Cyanide Management Code, or the Code, on November 3, 2005, all its operations, including its Australian operations, are committed to complying with the Code. The Code requires signatories to have their compliance audited by independent, third-party auditors every three years. As of October 2009, all of Gold Fields’ eligible operations had obtained accreditation under the International Cyanide Management Code. St. Ives achieved full compliance with the Code on August 5, 2009. Agnew expects to be in full compliance by the end of December 2009.

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

Land Claims

In 1992, the High Court of Australia recognized a form of native title which protects the rights of indigenous people in relation to land in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth), or Native Title Act, was enacted to recognize and protect existing native title by providing a mechanism for the determination of native title claims and a statutory right for Aboriginal groups or persons to negotiate, object, and/or be consulted when, among other things, there is an expansion of, or change to, the rights and interests in the land which affects native title and constitutes a “future act” under the Native Title Act. The existence of these claims does not necessarily prevent continued mining under existing tenements. Tenements granted prior to January 1, 1994 are not “future acts” and do not need to comply with the aforementioned consultation or negotiation procedures. As a general rule, tenements granted after January 1, 1994 need to comply with this process. However, in Western Australia, some tenements were granted without complying with this consultation or negotiation process on the basis of then prevailing Western Australian legislation. This legislation was subsequently found to be invalid as it conflicted with the Native Title Act which is Commonwealth legislation. Subsequent legislation was passed validating the grant of tenements between January 1, 1994 and December 23, 1996, provided certain conditions were met.

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

The Aboriginal heritage laws protect sites of significance to Aboriginal people which have ongoing ethnographic, archaeological or historic significance. Gold Fields is aware of several Aboriginal heritage sites on its tenements. However, it does not believe that the protected status of these sites will materially affect its current operations in Australia. See “Risk Factors—Gold Fields’ operations in Australia are subject to environmental and health and safety laws and regulations which could impose significant costs and burdens.”

Peru

Regulatory

The regulatory framework governing the development of mining activities in Peru mainly consists of a General Mining Act (Ley General de Minería), or the LGM, and Regulations relating to mining procedures, health and safety, environmental protection, and mining investment and guarantees. Other laws, such as the Mining Royalty Law and laws relating to the granting of mining concessions in urban areas and urban expansion areas, the closing of mines, and liabilities for environmental damage, also affect mining companies.

The exploration and exploitation of mineral substances from the soil or subsoil is governed by the LGM. Mining activities as defined by the LGM include surveying, prospecting, exploration, exploitation, general workings, beneficiation, trading and transportation of ore.

Regulatory and Supervisory Entities

In general terms, the principal regulator of mining activities in Peru is the Ministry of Energy and Mines, or the MEM, through its General Bureau of Mining (Dirección General de Minería), or DGM, and its General Bureau of Mining and Environmental Affairs (Dirección General de Asuntos Ambientales Mineros), or DGAAM. Other regulatory institutions are the Geological, Mining and Metallurgical Institute (Instituto Geológico Minero Metalúrgico), or the INGEMMET, and the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía Minería), or the OSINERGMIN.

The DGM is the senior body of the MEM overseeing the mining industry. It reports directly to the Office of the Vice-Minister of Mining and is responsible for, among other things, the promotion of mining activities, the granting of beneficiation, ore transportation and general working concessions, the proposal of welfare, health and safety regulations.

The DGAAM has the following duties, among others: (i) propose policy and legal provisions for environmental conservation and protection in the mining sector; (ii) approve technical standards for the appropriate application of regulations on environmental conservation and protection to apply to activities of the mining sector; and (iii) assess environmental and social impacts derived from activities of the mining sector, establishing the preventive and corrective measures necessary to control such impacts.

The INGEMMET has the following duties, among others: (i) process mining claims, grant titles to mining concessions and act on applications relating to mining rights pursuant to law; (ii) keep the National Mining Land Register (Castastro Minero); administer and distribute the Annual Concession Fee, or ACF, and collect any penalties for failure to meet minimum annual production targets; and (iii) cancel mining claims or mining concessions pursuant to applicable laws.

The OSINERGMIN supervises and inspects mining activities as regards matters of mine safety and health, and environmental conservation and protection and may impose sanctions on any operations failing to comply with these regulations.

Concessions

In accordance with the LGM, mining activities (except surveying, prospecting and trading) must be performed exclusively under the concession system. A concession confers upon its holder the exclusive right to develop a specific mining activity within a defined area. The LGM establishes four types of concessions:

Mining Concessions

Mining concessions confer the right to explore and exploit the mineralization granted which is within a solid of undefined depth, limited by vertical planes corresponding to the sides of a square, rectangle or closed polygon, the vertices of which refer to Universal Transversal Mercator, or UTM, coordinates. A mining concession is a real property interest independent and separate from surface land located within the UTM coordinates of the concession. It is granted by the INGEMMET. Once the claimed area is subject to a mining concession, the titleholder must register its title with the Public Mining Registry (Registro de Derechos Mineros) administered by the National Superintendent of Public Registers (Superintendencia Nacional de Registros Públicos) where all the agreements, resolutions and acts thereto must also be registered.

Holders of mining concessions are also required to meet minimum annual production targets prescribed by law. Titleholders are entitled to aggregate multiple concessions for these purposes provided certain conditions are met. In the case of mining concessions obtained prior to October 2008, the minimum annual production target for concessions to mine metals is equivalent to U.S.$100.00 per hectare per year. If the titleholder has not met the minimum annual production target by the end of the sixth year of the concession having been granted, the titleholder is required to pay from the seventh year a penalty equal to U.S.$6.00 per year per hectare until the year in which the minimum annual production target is achieved. The penalty increases to U.S.$20.00 per year per hectare if the minimum production target is not met by the end of the twelfth year of the concession having been granted. Failure to pay this penalty for two consecutive years may lead to the cancellation of the mining concession, although titleholders may be able to avoid paying the penalty if they can prove to the mining authorities that they have invested an amount equivalent to at least 10 times the amount of the penalty in the concession or Administrative Economic Unit (a grouping of concessions) during the previous year.

Pursuant to new regulations enacted in 2008, in the case of mining concessions obtained starting in October 2008, the minimum annual production target for metallic concessions is equivalent to one Fiscal Payment Unit, or UIT, per hectare per year. The UIT is fixed on a yearly basis and in 2009 is equal to approximately U.S.$1,200. If the titleholder has not met the minimum annual production target by the end of the tenth year of the mining concession having been granted, the titleholder is required to pay as of the eleventh year an annual penalty equal to 10% of the minimum annual production target until the target is fulfilled. This regime also applies to mining concessions acquired prior to October 2008, if the titleholder does not achieve the minimum annual production target by January 2, 2019.

Pursuant to the new regulations, mining concessions obtained after October 2008 may be canceled if the titleholder (i) does not meet the minimum annual production target for two consecutives years between the eleventh and fifteenth year of the concession having been granted or (ii) does not meet, after the fifteenth year, the minimum annual production target, unless the corresponding penalty has been paid and the titleholder has evidenced investments in mining activities or in public infrastructure for an amount equivalent to 10 times the penalty. Finally, if the non-fulfillment of the minimum annual production target remains until the end of the twentieth year, the mining concession will be canceled. These requirements will also apply to mining concessions obtained prior to October 2008, in case they do not meet the minimum annual production target established by the new regulations by January 2, 2019.

Beneficiation Concessions

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. This concession is granted by the DGM.

General Working Concessions

General workings concessions confer the right to render ancillary services to two or more mining concession holders. The following are considered ancillary services: ventilation, drainage, hoisting or extraction in favor of two or more concessions of different concessionaires. This concession is granted by the DGM.

Ore Transportation Concessions

Ore transportation concessions confer the right to install and operate a system for the continuous massive transportation of mineral products between one or more mining centers and a port or beneficiation plant, or a refinery, or along one or more stretches of these routes. The ore transportation system must be non-conventional, such as conveyor belts, pipelines or cable cars, among others. This concession is granted by the DGM. Conventional transportation systems are authorized by the Ministry of Transport and Communications.

All the concessions regulated by the LGM must be registered with the Public Mining Registry. In addition, all concessions in force must be registered with the National Mining Land Register, administered by the INGEMMET, including the UTM coordinates of the vertices of each mining concession.

The holders of mining concessions or of any pending claims for mining concessions must comply with several obligations, among which is the payment of the ACF. In the case of mining concessions and mining claims, the ACF is equivalent to U.S.$3.00 per hectare and, in the case of beneficiation or processing concessions, the ACF is calculated on the basis of the production capacity of the processing plant. Default in payment of the ACF for two consecutive years may result in the cancellation of the respective concession or claim.

In order to fulfill the work obligations established by Peruvian law, the holder of more than one mining concession of the same class and nature may group them in Administrative Economic Units, provided that the concessions are located within a radius of five kilometers in the case of non-ferrous metallic minerals or primary auriferous metallic minerals such as gold, silver and copper; 20 kilometers in the case of ferrous, coal or non-metallic minerals; and 10 kilometers in the case of auriferous detritus or heavy minerals detritus. Creation of an Administrative Economic Unit requires an approval resolution issued by the DGM.

The holders of concessions have the following rights, among others: (i) in concessions granted on uncultivated lands, to make free mining use of the concession surface for their economic purpose, without any additional request being required; (ii) to request the right to the free mining use, for the same purpose, of uncultivated lands located outside the concession; (iii) to request an authorization to establish easements on third-party lands as necessary for the rational use of the concession; an easement will be established after paying fair value compensation; (iv) to request an authorization to establish mining use or easements, if applicable, on the surface lands of other concessions, provided that the mining activity of their holders is not disturbed or hindered; (v) to construct, on neighboring concessions, the works that may be necessary for access, ventilation and drainage of its own concessions, ore transportation and the safety of its workers, after appropriate compensation has been paid if such works cause any damages and without creating any encumbrance to the adjacent concessions; and (vi) to use the water necessary for the concession operations pursuant to the applicable law.

On June 24, 2004, the Peruvian Congress approved the Mining Royalty Law, which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The mining royalties are calculated on a sliding scale with rates ranging from 1% to 3% over the value of mineral concentrates based on international market prices. As provided by the Mining Royalty Law, since January 26, 2007, the Peruvian Tax Authority is responsible for the collection of mining royalties.

Environmental

During the 1990s, a modern environmental practice that conforms to the international environmental standards was established and made generally applicable to most of the mining industry. In 1990, the

Environmental Code was enacted, which established for the first time a legal and institutional system to preserve the environment. In 1993, the Environmental Protection Regulations for Mining and Metallurgical Activities were enacted. On October 15, 2005, the Environmental Act completely repealed and replaced the Environmental Code.

The following items are required to be produced under the environmental laws in order to perform mining activities:

•

Environmental Impact Assessment (EIA): EIAs are required for new projects, expansions of the operations by more than 50% and in conjunction with a project moving from the exploration stage to the development stage. EIAs must evaluate the physical, biological, socioeconomic and cultural impacts on the environment resulting from the execution of the mining projects.

•

Semi-Detailed Environmental Impact Assessment (SD-EIAs) and Environmental Impact Statement (DIA): SD-EIAs and DIAs are required for mining exploration projects. SD-EIAs apply to larger projects while DIAs apply to smaller projects.

•

Annual Consolidated Statement: Holders of mining concessions must submit statements by June 30 of each year describing emissions to the environment and follow-up actions taken pursuant to the previously approved EIA and/or the Program for Environmental Adequacy, or PAMA.

Periodic Environmental Audits are made by OSINERGMIN to supervise compliance with the commitments undertaken in the respective EIAs and/or PAMA.

In 2003, a law regulating mine closure was approved. The closure of a mine usually entails the sealing of exits, in the case of underground mines, the removal of surface infrastructure and the environmental rehabilitation of the surface where the mining activity has been developed. The law requires mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including an Environmental Liabilities Closure Plan, in order to prevent, minimize and control the risks to and negative effects on health, personal safety and environment that may be generated or may continue after the cessation of mining operations. Furthermore, the law obligates holders of mining concessions to furnish guarantees in favor of the MEM to ensure that they will carry out the Environmental Liabilities Closure Plan in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance by the holder of the mining concession. Mine concession holders may satisfy these requirements by providing to the MEM stand-by letters of credit to cover the amount of any mine closure plan.

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

Property

Gold Fields’ operations as of June 30, 2009 comprised the following:

Gold Fields’ operative mining areas as of June 30, 2009

Operation	Size
South Africa
Driefontein	8,561 hectares
Kloof	20,087 hectares
Beatrix	16,821 hectares
South Deep	3,566 hectares
Ghana
Tarkwa	20,825 hectares
Damang	8,111 hectares
Australia
St. Ives	83,458 hectares
Agnew	62,298 hectares
Peru
Cerro Corona	940 hectares

Gold Fields leases its corporate headquarters in Sandton, its South African Regional Office in Roodepoort and its exploration offices not located at the mines.

As discussed earlier, the 2002 Minerals Act came into operation on May 1, 2004 and vests the right to prospect and mine in the South African State with administration by the government of South Africa. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights.” In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields’ mining rights under the former regulatory regime at Driefontein, Kloof and Beatrix into rights under the new regime. The application for the conversion of the South Deep mining rights has been completed and is currently under review by the DMR. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights.”

Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns various mineral rights, under the previous regime, and surface rights contiguous to its operations in South Africa. As required under the 2002 Minerals Act, Gold Fields has registered its surface rights utilized for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and is in the process of converting those prospecting rights to mining rights under the 2002 Minerals Act. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights.”

Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty which is calculated on the basis of a formula which ranges from 3% to 12% of revenues derived from mining at the sites. For fiscal 2009, this formula resulted in Gold Fields Ghana paying royalties equivalent to approximately 3% of the revenues from gold produced at the Tarkwa and Teberebie properties, and Abosso paying approximately 3% of the revenues from gold produced at the Damang property. Ghana’s finance minster announced in a speech on December 2, 2009 that the government intended to increase the minimum royalty rate from 3% to 6%. Gold Fields expects a draft bill to be circulated within the Ghanaian parliament in the near future and further expects that the royalty increase will take effect immediately upon gazetting of the bill as an Act.

In Australia, mining rights and property are leased from the state. Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. At the St. Ives operations, the initial 21-year term has expired for 12 mining leases, with those mining leases having now entered their second 21-year term in the last two to three years. At the Agnew operations the initial 21-year term has expired for 20 mining leases, with those mining leases having now entered (in most cases only quite recently) their second 21-year term. In relation to gold produced from the mining leases at St. Ives and Agnew, Gold Fields pays an annual royalty to the state of 2.5% of production.

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

As of June 30, 2009, Gold Fields also held exploration tenements covering a total of approximately 3.6 million hectares in various countries, including the Dominican Republic, Chile, Brazil, Peru, Indonesia, Finland, Kyrgyzstan, South Africa, Ghana, Guinea, the Democratic Republic of Congo, Mali, Australia and Canada. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. Gold Fields’ international exploration offices are leased under various contract terms and durations. See “—Exploration.”

Gold Fields also holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals. Gold Fields controls approximately 53,500 hectares of land in the West Wits and Welkom regions.

Research and Development

Gold Fields undertakes various research and development projects relating to gold production technology and potential uses of gold. In particular, Gold Fields has developed a patented technology called Biox® through its wholly-owned Swiss subsidiary Biomin Technologies S.A. Biox®, which involves a process whereby bacteria release gold from sulfide-bearing gold ore to permit more economical recovery of the gold. On October 2, 2008, Gold Fields entered into an agreement with Bateman Engineering to sell its Biox® Technology Business to Bateman Engineering for a net cash consideration of U.S.$8.8 million. However, the agreement was canceled on February 3, 2009 as some of the conditions precedent to completion were not fulfilled. Gold Fields continues to actively develop and market Biox® technology.

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

The Company is currently involved in the testing of biotechnology for the destruction of cyanide compounds in residue streams, for the purpose of complying with the Cyanide Code.

Gold Fields is continuing its support of the AMIRA International project, P420D. AMIRA International is an independent association of minerals companies, created to develop, broker and facilitate collaborative research projects. The P420 project, centered on gold processing technology, commenced in 1984. P420D is designed to build on previous work with a focus on the areas of industry sustainability, capturing and preserving industry knowledge, predicting and improving ore processing, protecting the license to operate, and processing difficult ores. The funding commitment for this project is through calendar 2012.

In Australia, Gold Fields signed a relationship agreement with the Commonwealth Scientific & Industrial Research Organisation, or CSIRO, to work together on mining projects that are mutually beneficial. The agreement commenced in July 2008 with project work to date being carried out primarily in the mineral exploration field, relevant to the St. Ives and Agnew operations, as well as a mechanical agitation project at Agnew using a CSIRO patented technology. Laboratory scale tests have been carried out to test this technology which proved successful. The project has moved into the feasibility stage with full scale trials expected in calendar 2010. Further to this, preliminary test work carried out by CSIRO in the application of in situ leaching of small, shallow, oxide ore zones has led to a proposal in which Gold Fields will consider participation in full scale trials to be carried out through June 30, 2010.

Legal Proceedings

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now known as Uranium One. WAL’s preliminary assessment was that it had strong defenses to these claims and, accordingly, WAL’s attorneys were instructed to vigorously defend the claims. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (approximately R12 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately R519 million). The claims lie only against WAL, which holds a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company.

On May 1, 2008, an accident occurred at the Twin Shaft Complex of the South Deep Mine. The accident occurred at the mine’s ventilation raise hole and nine people were fatally injured. The Mine Health and Safety Inspectorate, or MHSI, of the DMR has completed an investigation into the accident pursuant to the Mine Health and Safety Act. Although the MHSI has completed its investigation, Gold Fields has not been notified of the results and, at this point in time, it is unclear whether the MHSI will convert its investigation into an inquiry pursuant to the Mine Health and Safety Act or whether it will hold an inquiry jointly with an inquest. Accordingly, Gold Fields is unable at this time to furnish a view regarding the dates and possible full implications of such further proceedings.

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

Breast Stoping: a mining method whereby the direction of mining is in the direction of strike of the reef.

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

Friable Hangwall: a hangwall made of rock that crumbles naturally or is easily broken or pulverized.

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

Paste filling: a technique whereby cemented paste fill is placed in mined out voids to improve and maintain ground stability, minimize waste dilution and maximize extraction of the ore.

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

Proven reserves: reserves for which: (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or boreholes; (2) grade and/or quality are computed from the results of detailed sampling; and (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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

Ton: one ton is equal to 1,000 kilograms (also known as a “metric” ton or “tonne”).

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

Westonia Formation Lava Hangwall: lava formations directly overlying the VCR in certain localities. Under mining conditions, the lava is brittle and is easily fractured.

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

Overview

General

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is primarily involved in underground and surface gold and copper mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is one of the largest gold producers in the world, based on annual production. In the year ended June 30, 2009, Gold Fields produced 3.691 million ounces of gold and gold equivalents, 3.414 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, Abosso Goldfields Limited, or Abosso and Gold Fields La Cima S.A., or La Cima. Gold Fields reported attributable gold reserves, including copper expressed as gold equivalent ounces, of 81.1 million ounces as of June 30, 2009, with attributable gold reserves (excluding copper) of 78.9 million ounces and attributable copper reserves of 797 million pounds. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions”.

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

With effect from July 1, 1999, Gold Fields acquired the remaining interest in the St. Helena mine and reorganized the group to simplify its holding structure. Since that time, Gold Fields has acquired its Australian operations and Abosso mine in Ghana, sold the St. Helena mine, completed a transaction with Mvelaphanda Resources Limited, or Mvela Resources, involving a 15% beneficial interest in its South African operations, restructured its South African operations, and acquired its interests in the Cerro Corona Mine. It also acquired, then sold, its Venezuelan operations. See “Information on the Company—History.”

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

Total managed gold production was 3.691 million ounces in fiscal 2009 (3.414 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana, Abosso and La Cima). Total gold production was 3.915 million ounces in fiscal 2008 (3.670 million ounces of which were attributable to Gold Fields with the remainder attributable to minority shareholders in Gold Fields Ghana, Abosso and the Venezuelan operations).

In fiscal 2009, production from the South African operations decreased 15.7% mainly due to safety related stoppages and rehabilitation projects. Driefontein’s production was 10.6% lower due to a decrease in volumes mined mainly due to safety factors as a result of the need to address the accumulating backlog in implementing secondary support and the suspension of significant pillar mining. At Kloof, production was 21.7% lower mainly due to the Main Shaft refurbishment project and safety related mine stoppages. Beatrix’s production was 10.7% lower primarily due to lower mining volumes, limited flexibility and lower than planned grades. South Deep’s production was 24.7% lower primarily due to termination of conventional VCR mining as a result of a major geological fault and the rehabilitation of two main access ramps. Production at the international operations increased 12.9%. The main reason for this increase was the inclusion of 0.22 million gold equivalent ounces from Cerro Corona not included in the previous year. In Ghana, Tarkwa’s production was 5.2% lower due to commissioning issues at the new CIL plant, which affected the whole plant. Damang’s production was 3.2% higher due to the build-up of the crushed ore stockpile in fiscal 2008, which resulted in a more consistent feed to the mill in fiscal 2009. In Australia, St. Ives’ production increased 2.5% mainly due to increased production from the Argo and Cave Rocks underground mines being processed through the plant. At Agnew, production was 5.7% lower primarily due to the depletion of Songvang stockpiles.

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

On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited, or Mvela Gold, a wholly-owned subsidiary of Mvela Resources, and GFIMSA entered into a covenants agreement, or the Covenants Agreement, regulating their rights and obligations with respect to GFIMSA. This agreement became effective following the advance by Mvela Gold of the loan to GFIMSA described below, which is referred to in this discussion as the Mvela Loan. On December 11, 2003, Gold Fields, GFIMSA, and Mvela Gold entered into a subscription and share exchange agreement, or the Subscription and Share Exchange Agreement, pursuant to which, upon repayment of the Mvela Loan, Mvela Gold had to subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares, for consideration of Rand 4,139 million. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold would be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of

Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. Mvela Gold ceded its rights under the Subscription and Share Exchange Agreement to secure its obligations under certain mezzanine financing it incurred to fund, in part, the Mvela Loan. Mvela Gold was entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties whereby if Mvela Gold receives an offer for, or otherwise wished to sell, any GFIMSA or Gold Fields shares, it has to first offer to sell them to Gold Fields. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan to GFIMSA on March 17, 2004.

On December 11, 2003, Gold Fields, GFIMSA, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited, or Gold Fields Australia, and Gold Fields Guernsey Limited (now Gold Fields Holdings Company (BVI) Limited, or Gold Fields Holdings), entered into a loan agreement, or the Mvela Loan Agreement, pursuant to which Mvela Gold advanced a loan of Rand 4,139 million, or the Mvela Loan, to GFIMSA on March 17, 2004. GFIMSA applied the loan toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of the internal restructuring of Gold Fields. The Mvela Loan had a term of five years, bore interest at a rate of 10.57% per annum and was guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Holdings.

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for Rand 100 million of the shares issued by Mvela Resources in the private placement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields had effectively guaranteed a loan of Rand 150 million, or the PIC Loan, made by the Public Investment Corporation, or the PIC, to Micawber. Interest on the PIC Loan accrued at the rate of 14.25%, was compounded semi-annually and was payable in one lump sum at the end of the term of the loan. Under the terms of the PIC Agreement, the PIC had the right to require Gold Fields to assume all its rights and obligations under the PIC Loan, together with its underlying security, which consisted of the PIC’s proportionate share of Mvela Gold’s rights under the Subscription and Share Exchange Agreement and a guarantee of Rand 200 million from Mvela Resources, at a price equal to the value of the principal and interest of the PIC Loan, net of a guarantee fee equal to 3.75% per annum of the value of the principal and interest of the loan, if, at the time the PIC Loan was due for repayment, Micawber did not repay the loan in full. Whether or not the PIC required Gold Fields to assume its rights and obligations under the PIC Loan, the PIC was obligated to pay the guarantee fee to Gold Fields on the date on which the PIC Loan was repaid to the PIC.

On February 13, 2004, the Mvela Loan Agreement was amended, principally in order to add and clarify certain definitions.

On November 17, 2004, GFL Mining Services Limited, or GFLMSL, Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, referred to in this discussion as the Amendment Agreement, amending the existing agreements relating to the Mvelaphanda Transaction, including the Subscription and Share Exchange Agreement and the Covenants Agreement. Pursuant to the Amendment Agreement, among other things, Mvela Gold would be entitled to not less than 45,000,000 or not more than 55,000,000 Gold Fields ordinary shares in the event that GFIMSA shares were exchanged for Gold Fields shares pursuant to the Subscription and Share Exchange Agreement. These minimum and maximum numbers of ordinary shares were subject to adjustment to take account of changes to Gold Fields’ capital structure and certain corporate activities of Gold Fields. During the first part of fiscal 2007, Mvelaphanda Holdings (Proprietary) Limited, or Mvela Holdings, entered into various agreements in terms of which the status quo regarding the shareholding in Mvela Resources as of the date of the Mvelaphanda Transaction was restored by Mvela Holdings once again having a direct interest in the issued share capital of Mvela Resources. On July 17, 2006, Gold Fields, Mvela Gold, Mvela Resources, Mvela Holdings, GFIMSA, GFLMSL and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction, including, among others, the Covenants Agreement and the sponsor support, guarantee and retention agreement, or the Sponsor Support, Guarantee and Retention Agreement, dated February 13, 2004, among Gold Fields, GFIMSA, Mvela Resources, Mvela Holdings, Mvela Gold, Micawber and FirstRand Bank Limited. In accordance with the revised agreements, Mvela Holdings undertook to remain an HDSA company, to retain beneficial ownership of no less than 26% of the issued equity share capital of Mvela Resources, to have board control of Mvela Resources (together with other HDSAs) and to retain management control of Mvela Resources pursuant to a written management agreement.

On December 7, 2006, Mvela Resources announced a transaction between Mvela Resources, Mvela Holdings (Proprietary) Limited, or Mvela Holdings, the parent company of Mvela Resources, Lazarus Zim and Afripalm Resources, an HDSA company formed by Lazarus Zim, in terms of which the parties among other things agreed as follows:

•

Afripalm would subscribe for shares in Mvela Resources to acquire economic and voting interests in Mvela Resources of approximately 19.3% and 31%, respectively. As a result of such acquisition, the economic and voting interests of Mvela Holdings, the other major HDSA shareholder in Mvela Resources, would be approximately 22.9% and 19.6%, respectively. As a result of the increase in the broad-based HDSA voting control of Mvela Resources to more than 50%, Mvela Resources would thus be an HDSA controlled company; and

•	the management agreement between Mvela Resources and Mvela Holdings, in terms of which the latter managed the day-to-day operations of Mvela Resources, was canceled.

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

On March 17, 2008, a Memorandum of Agreement was signed between the Company, GFLMSL, Mvela Resources, Mvela Gold and GFIMSA whereby the number of shares for which the GFIMSA shares were to be exchanged pursuant to the Subscription and Share Exchange Agreement was fixed at 50,000,000.

On March 27, 2008, Mvela Resources obtained the consent of the Company, GFIMSA, GFLMSL and others under the Sponsor Support, Guarantee and Retention Agreement to enter into a proposed transaction with Anglo Platinum Limited, or APL, and Northam Platinum Limited, or Northam, in terms of which Mvela Resources would purchase approximately 53.1 million Northam shares from APL’s subsidiaries and would advance shareholder loans to, and became the holder of the entire issued share capital of, Micawber 278 (Proprietary) Limited, or M278, which owned APL’s indirect 50% beneficial interest in the Booysendal Platinum Project. In addition, Mvela Resources would sell all its indirect shareholdings in M278 to Northam in exchange for 121 million new Northam shares.

In addition, this transaction effectively replaced the Mvela Holdings guarantee set out in the Sponsor Support, Guarantee and Retention Agreement with a guarantee by Nedbank Limited for the due and punctual payment and performance by Mvela Resources of its obligations under the guarantee provided by Mvela Resources under the Sponsor Support, Guarantee and Retention Agreement.

On March 17, 2009, the Mvela Loan was repaid and Mvela Gold took receipt of its 15% shareholding in GFIMSA. Immediately upon receipt of the GFIMSA shares, Mvela Gold exercised its right to exchange the GFIMSA shares for 50 million new ordinary shares in Gold Fields. This brought the total number of Gold Fields shares in issue at that time to 703,839,976. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields at that time and Gold Fields again owns 100% of GFIMSA. Since March 17, 2009, Mvela Gold has sold approximately 11 million of the Gold Fields shares, representing approximately 1.6% of the listed shares of Gold Fields, through the market. Gold Fields holds a right of first refusal in the event Mvela Gold wishes to sell any of its remaining Gold Fields shares.

The Mvelaphanda Transaction was intended to meet the Mining Charter’s requirement that mining companies achieve a 15% HDSA ownership within five years of the Mining Charter coming into effect. Management is in dialogue with the DMR regarding Gold Fields’ plans and proposals to ensure compliance with relevant HDSA ownership thresholds under the 2002 Minerals Act.

Acquisition and Disposal of Choco 10

Effective on February 28, 2006, Gold Fields acquired a 95% interest in the Choco 10 gold mine and surrounding exploration tenements in the El Callao district of Guayana, Venezuela, through the purchase of Bolivar Gold Corp., or Bolivar, for total cash consideration of approximately U.S.$330 million.

Gold Fields owned its interest in the Choco 10 mine through its 95% holding in Promotora Minera de Guyana (PMG) S.A., or PMG. PMG was a venture between Promotora Minera de Venezuela, S.A., or Promiven (a wholly owned subsidiary of Gold Fields which it acquired from Bolivar), and a subsidiary of Corporacion Venezolana de Guayana, or CVG, a governmental development entity for the Guayana region. Gold Fields assumed operation of PMG on March 1, 2006.

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of approximately U.S.$413 million comprising U.S.$180 million in cash and 140 million newly issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro.

Acquisition of La Cima

On January 11, 2006, Gold Fields acquired an 80.72% economic and 92% voting interest in Sociedad Minera La Cima S.A., now known as Gold Fields La Cima S.A., or La Cima, for a total consideration of U.S.$40.5 million. La Cima is the holding company for the Cerro Corona Mine. See “Information on the Company—Gold Fields’ Mining Operations—Peru Operation” and “—Credit Facilities—Cerro Corona Facility.”

The Cerro Corona Mine became operational during the first quarter of fiscal 2009.

Acquisition of South Deep

In fiscal 2007, pursuant to a series of transactions, Gold Fields acquired 100% of BGSA and Western Areas, giving it ownership of the South Deep gold mine in South Africa. See “Information on the Company—Gold Fields’ Mining Operations—South Deep Operation” and “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

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

These business combinations have been accounted for as purchase transactions, with Gold Fields being identified as the acquirer and BGSA and Western Areas as the acquirees. Gold Fields’ consolidated financial statements for fiscal 2007 include the operating results of BGSA and Western Areas for the period from December 1, 2006 to June 30, 2007.

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

Acquisition and disposal of IRCA

On March 1, 2007, Gold Fields acquired 70% of IRCA (Pty) Limited, or IRCA, for $7.9 million. The consideration consisted of $5.3 million in cash plus the assumption of a bank overdraft of $2.6 million. IRCA is a company that specializes in mine safety training and it formed part of the Gold Fields Business Leadership Academy structure. The holding in IRCA was disposed of in March 2009 for $5.0 million, resulting in a loss of $0.3 million.

Sale of Essakane Project

On October 11, 2007, Gold Fields reached an agreement to sell its 60% stake in the Essakane exploration project located in Burkina Faso to Orezone for a minimum total consideration of U.S.$200 million. The transaction closed on November 26, 2007. Orezone paid Gold Fields U.S.$152 million in cash and issued 41,666,667 common shares having an aggregate subscription price of U.S.$48 million to its wholly-owned subsidiary, Gold Fields Essakane (BVI) Limited. Following the acquisition, Gold Fields owned 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. During fiscal 2009, Gold Fields exchanged the Orezone shares for approximately 3.3 million shares of IAMGold Limited, as a result of the acquisition of all Orezone shares by IAMGold. Gold Fields subsequently disposed of the IAMGold shares for a cash consideration of $33.4 million. See “—Results of Operations—Years Ended June 30, 2009 and 2008—(Loss)/Profit on disposal of listed investments.”

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.” The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange cash settlement price for copper in U.S. dollars for the past 12 calendar years and to date in calendar year 2009:

	Price per ounce(1)
Gold	High	Low	Average
	($)
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009 (through November 30, 2009)	1,183	810	959

On November 30, 2009, the London afternoon fixing price of gold was U.S.$1,176 per ounce.

	Price per ton(1)
Copper	High	Low	Average
	($/ton)
1997	2,720	1,699	2,276
1998	1,880	1,438	1,654
1999	1,846	1,354	1,574
2000	2,009	1,607	1,814
2001	1,837	1,319	1,577
2002	1,690	1,421	1,558
2003	2,321	1,545	1,780
2004	3,287	2,337	2,867
2005	4,650	3,072	3,687
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009 (through November 30, 2009)	6,946	3,051	4,999

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On November 30, 2009, the London Metal Exchange cash settlement price for copper was U.S.$6,815 per ton.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges are sometimes undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. At June 30, 2009, Gold Fields was party to forward sales and zero cost collar derivative agreements which established a price in advance for approximately 50% of its forecasted copper production in fiscal 2010. These agreements were entered into to protect cash flows at the Cerro Corona operation due to significant capital expenditures budgeted for fiscal 2010. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity”. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

Sales of copper concentrate are “provisionally priced”—that is the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 90 days after delivery to the customer, based on market prices at the relevant quotation points stipulated in the contract. Revenue on provisionally priced copper concentrate sales is recorded on the date of shipment, net of refining and treatment charges, using the forward London Metal Exchange price to the estimated final pricing date, adjusted for the specific terms of the agreements. Variations between the price used to recognize revenue and the actual final price received can be caused by changes in prevailing copper and gold prices and result in an embedded derivative. The host contract is the receivable from the sale of copper concentrate at the forward London Metal Exchange price at the time of sale. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue while the contract itself is recorded in accounts receivable.

Gold Fields’ Realized Gold and Copper Prices

The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Gold Fields’ average U.S. dollar realized gold price during the past three fiscal years. Gold Fields’ average realized gold price is calculated using the actual price per ounce of gold received on gold sold and the actual amount of revenue received on sales of copper concentrate, expressed in terms of the price per gold equivalent ounce. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions.”

	Year ended June 30,
Realized Gold Price	2007	2008	2009
Average	638	821	874
High	691	1,011	989
Low	561	649	713
Gold Fields’ average realized gold price(1)	638	819	875

Note:

(1)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

The following table sets out the average, the high and the low London Metal Exchange cash settlement price per ton for copper and Gold Fields’ average U.S. dollar realized copper price for the 10 month period from September 1, 2008 (when the Cerro Corona Mine commenced production) and June 30, 2009.

Realized Copper Price	10 months ended June 30, 2009
Average	4,322
High	7,420
Low	2,770
Gold Fields’ average realized copper price(1)	4,115

Note:

(1)	Gold Fields’ average realized copper price may differ from the average copper price due to the timing of its sales of copper within each year and is net of treatment and refining charges.

Costs

Over the last three fiscal years, Gold Fields’ total cash costs have typically made up approximately 80% of total costs and consist primarily of labor and, where applicable, contractor costs, and consumable stores, which include explosives, timber and other consumables, including diesel fuel and other petroleum products.

Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 50% of total cash costs at the South African operations. At the South African operations, power and water made up on average approximately 11% of total cash costs over the last three fiscal years. At the Ghana operations, mining operations at Damang are conducted by an outside contractor, while starting in fiscal 2005, Tarkwa began engaging in owner mining and therefore significantly reduced its use of outside contractors. Contractor costs represented on average 21% of total cash costs at Tarkwa over the last three fiscal years, and 21% of total cash costs during fiscal 2009. Over the last three fiscal years contractor costs represented on average 48% of total cash costs at Damang. Direct labor costs represent on average a further 10% of total cash costs at Tarkwa over the last three fiscal years and 9% in fiscal 2009. Over the last three fiscal years direct labor costs represented on average 6% at Damang and 7% in fiscal 2009. At the Australian operations, mining operations are conducted by outside contractors. Over the last three fiscal years, total contractor costs represented on average 51% at Agnew and 39% at St. Ives of total cash costs and direct labor costs represented on average a further 15% at Agnew and 11% at St. Ives of total cash costs.

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

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of their mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three fiscal years, fuel costs have represented approximately 15% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at other operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the pits and the distances between the pits and the plants. In order to provide some protection against future rises in oil prices, and therefore in diesel fuel prices, Gold Fields has in recent years entered into various call options for diesel fuel for the benefit of its Ghana operations. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Policy—Oil,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Experience—Oil” and “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Contract Position—Oil.”

During fiscal 2009, price participation royalties of A$25.8 million (U.S.$19.1 million) were paid to certain subsidiaries of Morgan Stanley Bank in respect of St. Ives. Total gold produced from St. Ives since November 30, 2001 exceeded 3.3 million ounces during fiscal 2009, creating the liability to pay the 4% net smelter volume royalty which amounted to A$20.5 million (U.S.$15.2 million) for fiscal 2009. See “Information on the Company—Gold Fields’ Mining Operations—Australia Operations.” On August 26, 2009, Gold Fields entered into an agreement to terminate the royalty for a consideration of A$308 million (U.S.$257.1 million). See “—Recent Developments—Termination of Royalty Over St. Ives”.

The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

Notional Cash Expenditure

Gold Fields defines notional cash expenditure, or NCE, as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per equivalent ounce basis. Management considers NCE per equivalent ounce to be an important measure as it believes NCE per ounce provides more information than other commonly used measures, such as total cash costs per equivalent ounce, regarding the real cost to Gold Fields of producing an equivalent ounce of gold (including gold equivalent ounces), reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that NCE per equivalent ounce is a useful indication of the cash Gold Fields has available for paying taxes, repaying debt, funding exploration and paying dividends and the like.

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

The following tables set out a reconciliation of Gold Fields’ production costs, as calculated in accordance with U.S. GAAP, to its NCE for fiscal 2009, 2008 and 2007.

	For the year ended June 30, 2009
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	378.9	330.6	218.4	128.3	359.4	130.7	288.9	84.6	79.1		(0.3)	1,998.6
Add:
Corporate expenditure	7.1	5.7	3.9	2.5	8.1	1.3	3.4	1.5	2.0		—	35.5
Employment termination costs	1.8	2.5	2.0	—	—	—	0.6	0.2	—		—	7.1
Accretion expense on provision for environmental rehabilitation	4.0	3.5	1.8	1.0	0.8	0.2	1.0	0.3	1.3		—	13.9

Operating costs	391.8	342.3	226.1	131.8	368.3	132.2	293.6	86.6	82.4		(0.3)	2,055.1
Additions to property, plant and equipment	114.8	106.4	69.9	113.3	140.8	16.9	49.4	21.7	116.8		10.2	760.3

Notional cash expenditure	506.6	448.7	296.0	245.1	509.1	149.1	343.3	108.3	199.2		9.9	2,815.4

Gold produced (‘000oz)	829.9	643.0	391.1	174.7	612.4	200.4	428.3	192.1	219.3	(2)	—	3,691.2
Notional cash expenditure per ounce of gold produced ($)	610	698	757	1,403	831	744	802	564	908		—	763

Notes:

(1)	Calculated using an average exchange rate of R9.01 per $1.00.

(2)	Including gold equivalent ounces.

	For the year ended June 30, 2008
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	390.3	358.9	229.0	170.3	312.5	126.9	25.1	292.2	97.5	—	(6.6)	1,996.1
Add:
Corporate expenditure	8.5	7.4	4.6	2.8	3.7	1.4	2.1	3.0	1.0	5.2	1.3	41.0
Employment termination costs	2.2	1.9	2.4	9.4	—	—	—	0.3	—	—	—	16.2
Accretion expense on provision for environmental rehabilitation	1.1	2.6	2.0	0.5	0.8	0.2	1.0	3.0	0.8	—	—	12.0

Operating costs	402.1	370.8	238.0	183.0	317.0	128.5	28.2	298.5	99.3	5.2	(5.3)	2,065.3
Additions to property, plant and equipment	139.8	123.5	79.3	107.9	169.7	10.8	7.4	83.6	24.1	348.4	59.9	1,154.4

Notional cash expenditure	541.9	494.3	317.3	290.9	486.7	139.3	35.6	382.1	123.4	353.6	54.6	3,219.7

Gold produced (‘000oz)	928.0	820.9	438.1	232.1	646.1	194.2	33.8	417.7	203.7	—	—	3,914.6
Notional cash expenditure per ounce of gold produced ($)	584	602	724	1,253	753	717	1,053	915	606	—	—	822

Note:

(1)	Calculated using an average exchange rate of R7.27 per $1.00.

	For the year ended June 30, 2007
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise noted)(1)
Production Costs	361.2	344.9	211.1	99.0	261.5	109.0	33.7	212.5	83.1	—	(8.3)	1,707.7
Add:
Corporate expenditure	8.6	5.7	3.8	2.9	3.0	2.0	3.7	2.3	0.8	—	5.6	38.4
Employment termination costs	2.1	1.8	0.9	—	—	—	—	—	—	—	0.1	4.9
Accretion expense on provision for environmental habilitation	3.6	2.0	1.8	0.1	0.6	(1.8)	0.5	1.6	(2.0)	—	—	6.4

Operating costs	375.5	354.4	217.6	102.0	265.1	109.2	37.9	216.4	81.9	—	(2.6)	1,757.4
Additions to property, plant and equipment	113.2	107.8	82.3	39.4	83.8	8.2	20.5	67.0	21.5	233.9	19.4	797.0

Notional cash expenditure	488.7	462.2	299.9	141.4	348.9	117.4	58.4	283.4	103.4	233.9	16.8	2,554.4

Gold produced (‘000oz)	1,016.5	922.9	543.4	163.2	697.2	187.9	54.6	486.9	212.4	—	—	4,285.0
Notional cash expenditure per ounce of gold produced ($)	481	501	552	866	500	624	1,070	582	487	—	—	596

Note:

(1)	Calculated using an average exchange rate of R7.20 per $1.00.

NCE decreased from $822 per ounce in fiscal 2008 to $763 per ounce in fiscal 2009, primarily because of significant decreases in additions to property, plant and equipment mainly due to the completion of the Cerro Corona project, the Tarkwa CIL expansion and the 23.9% weakening of the South African Rand.

One of Gold Fields’ short-term strategic objectives is to reduce its NCE per ounce to $725 (as calculated for management reporting purposes, using an exchange rate of R8.00 to $1.00). See “Information on the Company—Strategy—Strategic Review—Short-term Priorities”.

South African Power Disruptions

In South Africa, Gold Fields’ mining operations are dependent upon electrical power generated by the State utility, Eskom. Eskom holds a monopoly on power supply in the South African market. On January 25, 2008 as a result of an increase in demand exceeding available generating capacity, Gold Fields was forced to suspend all mining activity at its South African operations for several days, due to Eskom requesting that their Key Industrial Consumers, of which Gold Fields is one, reduce consumption to the minimum possible level. 50% of Gold Fields’ normal electrical consumption is required simply to pump, ventilate and refrigerate its operations. By mid-March 2008, total power available to Gold Fields’ South African mines had been restored to approximately 95% of the historical average consumption profile at Driefontein and Kloof, and 90% at the Beatrix and South Deep mines. Since then, Gold Fields has applied to Eskom for an additional power allocation and Eskom has indicated the additional requested capacity will be granted. Gold Fields has no reason to expect that the remainder will not be granted. Moreover, if a power conservation program is implemented, Gold Fields expects that the power allocations of each of its operations will be tradable. As a result, Gold Fields expects to be able to shift power usage from one mine to another as necessary. During fiscal 2009 Eskom increased power tariffs significantly, with an announced average rise of 31.3% and approximately 33.6% for industrial customers. Gold

Fields has experienced real increases in power tariffs of 36%, an increase in excess of the announced average for industrial customers as a result of structural changes made to the large power user tariffs and a limitation of 15% on the increase to certain residential tariffs. Gold Fields expects further significant increases during the next several years as Eskom embarks on an electricity generation capacity expansion program. In fiscal 2009, power costs made up approximately 11% of the operating cost of production at the South African operations. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition” and “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”.

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

After going through several draft Bills, the Mineral and Petroleum Resource Royalty Act, 2008, or the Royalty Act, was promulgated on November 24, 2008 and was due to come into operation on May 1, 2009. However, it was announced on June 1, 2009 that Act would not come into operation until March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the State.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. A maximum royalty of 7% has been introduced on unrefined minerals.

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue.

Ghana

Ghanaian resident companies are subject to tax on the basis of income derived from, accruing in, received in, or brought into Ghana. The standard corporate income tax rate is currently 25% having been reduced from 28% with effect from January 1, 2006. Because the mineral rights are owned by the state, the Tarkwa and Damang operations are also subject to a gold royalty of a minimum of 3% and a maximum of 6%, depending on the profitability of the mine, calculated on the basis of a formula which came into effect from July 4, 1986. This royalty is included in the income and mining tax benefit/(expense) line item in Gold Fields’ consolidated statements of operations. A reconstruction and development levy of 2.5% on operating profit that was introduced on January 1, 2001 was abolished from January 1, 2006.

On July 21, 2009, the Ghanaian government promulgated the National Fiscal Stabilization Levy Act, which introduces a levy of 5% on profits before tax of companies in selected industries, including mining. The Ghanaian government has indicated that this will only be applicable to the 2009 and 2010 calendar years, commencing for Gold Fields during the quarter ended September 30, 2009. The levy has been introduced as a temporary measure to raise additional revenue and meet critical government expenditure, and is not intended to be a permanent feature of the Ghanaian fiscal regime.

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

Australia

Generally, Australia will impose tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs are deductible in full as incurred and other capital expenditure is deductible over the lives of the assets acquired. In addition, other expenditures, such as export market development, mine closure costs actually incurred and the defense of native title claims, may be deducted from income. The St. Ives and Agnew operations are also subject to a 2.5% gold royalty, which came into effect from July 1, 1998, because the mineral rights are owned by the state. This royalty is included in the income and mining tax benefit/(expense) line item in Gold Fields’ consolidated statements of operations.

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

Peru

Peru taxes resident individuals and domiciled corporations on their worldwide income. The corporate income tax rate applicable to domiciled corporations is 30% on taxable income. Capital gains are also taxed as ordinary income (except for resident individuals whom are levied with a 5% income tax rate).

Tax losses may be carried forward by a domiciled corporation using one of the following methods:

•	Losses may be carried forward and used in full in the subsequent four tax years. The balance of tax losses carried forward and not used during these four tax years is forfeited

•

Losses can be carried forward, and up to 50% of the tax loss may be set off against taxable income in a subsequent tax year. The balance of the assessed losses may be carried forward and applied on this basis until balance is fully used up, with no time limit on the carry forward.

On October 4, 2007, La Cima and its parent company, Gold Fields Corona (BVI) Limited, or Gold Fields Corona, signed stability agreements with the relevant governmental authorities in Peru. These agreements, among other things, guarantee the current tax regime, including a 4.1% withholding tax rate on dividends and 30% income tax rate, for a period of 10 years. In line with certain provisions of these agreements, Gold Fields Corona capitalized $404.5 million of inter-company loans in March 2008.

On June 24, 2004, the Peruvian Congress approved the Mining Royalty Law, which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The mining royalties are calculated on a sliding scale with rates ranging from 1% to 3% of the value of mineral concentrates based on international market prices.

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

Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates.” In fiscal 2009, movements in the U.S. dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand weakened 23.9% against the U.S. dollar, from an average of 7.27 in fiscal 2008 to 9.01 in fiscal 2009.

During fiscal 2009, Gold Fields had two different forward purchase contracts to manage its exposure to fluctuations in the value of the Rand against the U.S. dollar:

•

As a result of the draw down on January 31, 2007 of $550 million under a $1.8 billion bridge loan facility entered into to close-out the Western Areas gold derivative structure and refinance certain working capital loans, U.S. dollar/Rand forward cover was purchased during the fiscal quarter ended March 31, 2007 in an amount of $550.8 million for settlement August 6, 2007, at an average forward rate of R7.3279 based on a spot rate of R7.1918. Subsequently, that cover was extended for periods of between one and three months during fiscal 2008 and 2009. The cover was reduced as a result of loan repayments of $60.8 million and $172.0 million made on December 6, 2007 and December 31, 2007 respectively. During fiscal 2009, a further amount of $44 million was repaid against the loan and the forward cover was reduced by the same amount. The balance of the $274 million forward cover was extended to July 15, 2009, being the next repayment date on the loan, at an average forward rate of R8.0893. On September 17, 2009, the forward cover of $274 million was settled as a result of the decision to repay the outstanding loan amount. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses are accounted for under foreign exchange gains/(losses), along with gains and losses on the underlying loan that has been hedged. The forward cover points are deemed to be an interest cost and are therefore accounted for as part of interest. Subsequent to year end this contract was closed out; and

•

In October 2008, $150 million of expected gold revenue for the December quarter was sold forward on behalf of the South African operations. In December 2008, the $150 million was extended to the March quarter at an average forward rate of R10.3818. During the March quarter $30 million was settled at a gain for the quarter of $0.7 million. The outstanding balance of $120 million was extended into the June quarter at an average forward rate of R10.2595. In the June quarter, the remaining forward cover of $120 million was partly settled by delivering U.S. dollar proceeds into the contract and the balance closed out, resulting in a gain of $6.0 million. This was accounted for in the income statement under realized gain/(loss) on financial instruments.

Gold Fields’ operations are also affected by movements in the Australian dollar/U.S. dollar exchange rate. In October 2008, $70 million of expected gold revenue for the December quarter was sold forward on behalf of the Australian operations. $14 million of the forward sales instruments were settled by delivering U.S. dollar proceeds into the contract during the December quarter. In December 2008, $56 million was extended to the March quarter at an average forward rate of A$0.6650. During the March quarter an additional $8 million of the same instruments were taken out. The total of $64 million was extended into the June quarter at an average forward rate of A$0.6445. In the June quarter the forward cover of $64 million was partly settled by delivering U.S. dollar proceeds into the contract and the balance closed out, resulting in a gain of $1.4 million. This was accounted for in the income statement under realized gain/(loss) on financial instruments.

See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

With respect to the Australian operations, Gold Fields expects that the effect of fluctuations in the value of the Australian dollar against the U.S. dollar will be similar to that for the Rand, with weakness in the Australian dollar resulting in improved earnings for Gold Fields and strength in the Australian dollar producing the opposite result. In order for the Group to participate in potential Australian dollar appreciation, a strip of quarterly maturing Australian dollar/U.S. dollar call options were purchased in fiscal 2005. The last of these instruments matured during fiscal 2007. Gold Fields accounted for these financial instruments on a mark-to-market basis, using exchange rates prevailing at the end of the relevant accounting period.

With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are determined according to a formula by which costs are indexed to the U.S. dollar. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevos Soles do not materially impact operating results for the Ghana and Peru operations.

Inflation

It is possible that a period of significant inflation in South Africa could adversely affect Gold Fields’ results and financial condition. However, because the majority of Gold Fields’ costs at the South African operations are in Rand, while its revenues from gold sales are in U.S. dollars, the extent to which the Rand devalues against the U.S. dollar will offset the impact of South African inflation. In Ghana and Peru, Gold Fields’ operations are not significantly impacted by Ghanaian and Peruvian inflation because a substantial portion of Gold Fields’ costs are either incurred directly in U.S. dollars or are determined according to a formula by which U.S. dollar amounts are converted into Ghanaian Cedi and Peruvian Soles. Gold Fields expects that the impact of Australian inflation will be similar to that of South Africa.

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

Gold Fields also has significant operations in Ghana and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Ghana. See “Risk Factors— Economic or political instability in the countries or regions where Gold Fields operates may have an adverse effect on Gold Fields’ operations and profits.” In addition, pursuant to an agreement which it has entered into with the Ghanaian government with respect to the Tarkwa mine, Gold Fields is required to repatriate at least 20% of the revenues derived from the Tarkwa mine to Ghana and either use such amounts in Ghana or maintain them in a Ghanaian bank account. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. See “Information on the Company—Regulatory and Environmental Matters—Ghana—Exchange Controls.” Although it has been more than two years since the last set of negotiations with the Bank of Ghana regarding the Damang mine’s level of repatriation, the next set of negotiations has not been scheduled pending the execution of a new development agreement with the government of Ghana. Gold Fields currently repatriates on average approximately 40% of revenues from the Ghana operations to Ghana, annually. In fiscal 2009, Gold Fields repatriated approximately 84% to fund its capital expenditures and capital waste program in Ghana. However, Gold Fields does not expect repatriation to remain at this level in the future. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness.

In addition, Gold Fields has operations in Australia and Peru and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies, and particularly mining companies, operating in Australia and Peru.

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

Depreciation, depletion and amortization at Gold Fields’ South African operations are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives (which range from 13 to 30 years), are less sensitive to change in reserve assumptions. Accordingly, at these locations, it is Gold Fields’ policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Field’s Board. However, if Gold Fields’ management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

A similar approach is followed at Gold Fields’ operations in Ghana and Peru, due to the longer life of the primary orebody. At Gold Fields’ Australian operations, where mine-life ranges from 4 to 5 years, proven and probable reserves used for the calculation of depreciation, depletion and amortization are more susceptible to changes in reserve estimates. At these locations, Gold Fields’ depreciation, depletion and amortization calculations are updated on a more regular basis (at least quarterly) for all known changes in proven and probable reserves. The nature of the orebody, and the on-going information being gathered in connection with the orebody, facilitates these updates.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2009, the Group used an expected future market gold price of $950 per ounce, and expected future market exchange rates of R8.02 to $1.00 for fiscal 2010 and 2011 and R9.17 to $1.00 thereafter and A$1.27 to $1.00 for fiscal 2010 and 2011 and A$1.16 to $1.00 thereafter;

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

Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated discounted net cash flows and carrying value can be substantial. An impairment is only recorded when the carrying amount of a long-lived asset exceeds the total estimated discounted net cash flows. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. Management makes this determination using available evidence taking into account current expectations for each mining property.

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

Gold Fields recorded no impairment charges on its long-lived assets during fiscal 2009 or fiscal 2007 and recorded impairment charges amounting to $11.4 million in fiscal 2008.

Impairment of goodwill

Gold Fields acquired the South Deep mine on December 1, 2006. Goodwill related to this acquisition is reflected in the balance sheet in the U.S. dollar reporting currency at $1,084.7 million. Gold Fields performs its annual impairment test of goodwill related to the South Deep mine on June 30 each year.

Under U.S. GAAP, the goodwill impairment test consists of two steps. The first step, which compares the reporting unit’s fair value to its carrying amount, is used as a screening process to identify potential goodwill impairment. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the second step of the impairment test must be completed to measure the amount of the reporting unit’s goodwill impairment loss, if any. During this step, the reporting unit’s fair value is assigned to the reporting unit’s assets and liabilities, using the initial acquisition accounting guidance in FAS 141(R), in order to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is then compared with the carrying amount of the reporting unit’s goodwill to determine the goodwill impairment loss to be recognized, if any.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2009, the Group used an expected future market gold price of $950 per ounce, and expected future market exchange rate of R8.02 to $1.00 for fiscal 2010 and 2011 and R9.17 to $1.00 thereafter;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Gold Fields has determined that the fair value of the South Deep mine is considered in excess of its carrying value of $2,984.1 million and the goodwill related to the South Deep mine was therefore not considered impaired under U.S. GAAP.

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

Derivative financial instruments

The determination of the fair value of derivative financial instruments, when marked-to-market, takes into account estimates such as interest rates, commodity prices and foreign currency exchange rates under prevailing market conditions, depending on the nature of the financial derivatives. These estimates may differ materially from actual interest rates and foreign currency exchange rates prevailing at the maturity dates of the financial derivatives and, therefore, may materially influence the values assigned to the financial derivatives, which may result in a charge to or an increase in Gold Fields’ earnings through maturity of the financial derivatives.

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

Concentrate inventories represent concentrate available for shipment. The concentrate inventory is valued at the average cost, including an allocated portion of amortization. Costs are added to and removed from the concentrate inventory based on tons of concentrate and are valued at the lower of average cost and net realizable value. Management’s determination of the percentage gold and copper content and the total quantity by weight of gold and copper in the concentrate depends on assay and laboratory results for the content and survey for the quantity.

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

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Services Board (“FASB”) issued FASB Statement No. 141(R), “Business Combinations”, or SFAS 141(R), which amends SFAS 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB also published FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies”, or FSP FAS 141(R)-1. FSP FAS 141(R)-1 provides further guidance about recognition of assets and liabilities associated with contingencies. SFAS 141(R) and FSP FAS 141(R)-1 are effective for the Group beginning July 1, 2009 and are to be applied prospectively. The Group is currently evaluating the potential impact of adopting this statement and staff position on its financial position and results of operations.

In December 2007, the FASB issued FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, or SFAS 160, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest, and the valuation of any retained no controlling equity investment when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the no controlling owners. The provisions of SFAS 160 are effective for the Group beginning July, 2009. The Group is currently evaluating the potential impact of adopting this statement on its financial position and results of operations.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133”, or SFAS 161. SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities with the aim of improving transparency of financial reporting. The provisions of SFAS 161 are effective for the Group beginning July 1, 2009. The Group does not expect the adoption of SFAS 161 to have a material impact on its consolidated financial statements.

In April 2008, the FASB published FSP No. FAS 142-3 “Determination of the Useful Life of Intangible Assets”, or FSP FAS 142-3. The FSP reflects the FASB’s recognition of potential inconsistencies in the useful life of intangible assets recognized under SFAS No. 142 “Intangible Assets” and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations.” The FSP allows an entity to use its own assumptions about renewal or extension of an arrangement even when there is likely to be substantial cost or material modifications associated with such terms in determining the appropriate useful life for intangible assets. The provisions of FSP FAS 142-3 are effective for the Group beginning July 1, 2009. The Group does not expect the adoption of FSP FAS 142-3 to have a material impact on its consolidated financial statements.

In May 2008, the FASB published FSP No. APB 14-1,” Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, or FSP APB 14-1. FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, or SFAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (that is, the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 is effective for the Group beginning July 1, 2009. The Group does not expect the adoption of FSP APB 14-1 to have a material impact on its consolidated financial statements.

In June 2008, the Emerging Issues Task Force, or EITF, reached consensus on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, or EITF 07-5. EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-5 is effective for the Group’s fiscal years beginning July 1, 2009. Early adoption for an existing instrument is not permitted. The Group does not expect the adoption of EITF 07-5 to have a material impact on the Group’s consolidated financial position or results of operations.

In November 2008, the EITF reached consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations”, or EITF 08-6, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on determining the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares, and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective for the Group’s fiscal year beginning July 1, 2009 and is to be applied prospectively. The Group is currently evaluating the potential impact of adopting this statement on the Group’s consolidated financial position or results of operations.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Post-Retirement Benefit Plan Assets”, or FSP SFAS 132(R)-1, which amends FASB Statement No. 132 “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits”, or SFAS 132, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post retirement plan. The objective of FSP SFAS 132(R)-1 is to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP SFAS 132(R)-1 is effective for the Group’s fiscal year beginning July 1, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. The Group is currently evaluating the potential impact of adopting this statement on the Group’s defined benefit pension and post-retirement benefit plan disclosures.

In June 2009, the FASB issued FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)”, or SFAS 167 to amend the consolidation guidance for variable interest entities. SFAS 167 addresses the need for reconsideration of whether an entity is a variable interest entity, requires additional qualitative considerations about the determination of the primary beneficiary of variable interest entities and prescribes disclosures about variable interest entities. SFAS 167 is effective for the Group beginning July 1, 2010. The Group is currently evaluating the potential impact of adopting this statement on its financial position and results of operations.

In June 2009, the FASB issued FASB Statement No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” as the single source of authoritative GAAP to be applied by nongovernmental entities. The Accounting Standards Codification (“ASC”) is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC is effective for the Group’s fiscal year beginning July 1, 2009. The adoption of the ASC is not expected to have an impact on the Group’s consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued Accounting Standards Update 2009-5 “Measuring Liabilities at Fair Value” (“ASU 2009-5”). ASU 2009-5 provides updates on the guidance for fair value measurements and disclosure in the ASC to further define fair value of liabilities. This update provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available; (ii) the liability has a restriction that prevents its transfer; and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The updated guidance is effective for the Group’s fiscal year beginning July 1, 2010. The Group is evaluating the potential impact of adopting this guidance on the Group’s consolidated financial position, results of operations and cash flows.

Results of Operations

Years Ended June 30, 2009 and 2008

Revenues

Product sales increased by $22.1 million, or 0.7%, from $3,206.2 million in fiscal 2008 to $3,228.3 million in fiscal 2009. The increase in product sales was primarily due to an increase in the average realized gold price of 6.8% from $819 per ounce in fiscal 2008 to $875 per ounce in fiscal 2009, partially offset by a decrease of approximately 0.223 million ounces, or 5.7%, in total gold sold, from 3.914 million ounces in fiscal 2008 to 3.691 million ounces in fiscal 2009. At the Cerro Corona operation in Peru copper production was converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At the South African operations, gold production decreased from 2.42 million ounces in fiscal 2008 to 2.04 million ounces in fiscal 2009. At Driefontein, gold output decreased by 10.6% from 0.93 million ounces to 0.83 million ounces as a result of lower underground volumes mined and processed, exacerbated by lower underground yield. The lower volumes were mainly due to the need to address the accumulating backlog in implementing secondary support and the suspension of significant pillar mining, for safety related reasons. Gold output at Kloof decreased by 21.7% from 0.82 million ounces to 0.64 million ounces primarily as a result of the Main Shaft refurbishment project during the first half of the year and safety related stoppages. At Beatrix, gold output decreased 10.7% from 0.44 million ounces to 0.39 million ounces mainly due to a decline in volumes mined and processed due to limited flexibility and lower than planned grades. At South Deep, production decreased from 0.23 million ounces in fiscal 2008 to 0.17 million ounces for fiscal 2009 due to the termination of mining of the VCR as a result of a major geological fault and rehabilitation of the two main access ramps.

At the international operations, total gold production increased from 1.46 million ounces in fiscal 2008 to 1.65 million ounces in fiscal 2009. This was mainly due to the inclusion of 0.22 million ounces of gold equivalent production from Cerro Corona. At Tarkwa, the decrease of 5.2% from 0.65 million ounces to 0.61 million ounces was due to commissioning issues at the new CIL plant, which affected the whole plant. At Damang, production increased by 3.2% from 0.194 million ounces to 0.200 million ounces due to the build-up of the crushed ore stockpile in fiscal 2008, which resulted in a more consistent feed to the mill in fiscal 2009. At St. Ives, the increase of 2.5% from 0.42 million ounces to 0.43 million ounces was primarily due to increased production from Belleisle and Cave Rocks underground mines. At Agnew, gold production was 5.7% lower, declining from 0.21 million ounces to 0.19 million ounces, due to the depletion of Songvang low grade stockpiles. Total gold sold and total gold produced are the same at all the operations with the exception of Cerro Corona, where there may be differences where sales are recognized once concentrate is loaded onto a ship for transport to the refineries.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2008 and fiscal 2009.

	Fiscal 2008			Fiscal 2009			Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	($/oz)		(‘000 oz)	($/oz)		(%)
South Africa
Driefontein	928	414	515	830	450	541	8.7	5.0
Kloof	821	432	543	643	511	643	18.3	18.4
Beatrix	438	520	615	391	557	684	7.1	11.2
South Deep	232	768	919	175	717	902	(6.6)	(1.8)

Ghana
Tarkwa(3)	646	492	553	612	601	682	22.2	23.3
Damang(4)	194	658	678	200	671	719	2.0	6.0

Peru
Cerro Corona(5)	—	—	—	219	369	553	—	—

Venezuela
Choco 10(6)	33	726	726	—	—	—	—	—

Australia(7)
St. Ives	418	661	841	428	654	818	(1.1)	(2.7)
Agnew	204	414	538	192	404	490	(2.4)	(8.9)
Total(8)(9)	3,914	—	—	3,690	—	—	—	—
Weighted average	—	505	610	—	538	659	6.5	8.0

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(2)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

(3)	In fiscal 2008 and 2009, 0.459 million ounces and 0.435 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(4)	In fiscal 2008 and 2009, 0.138 million ounces and 0.142 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(5)	In fiscal 2009, 0.176 million ounces of sales were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Cerro Corona operation.

(6)	In fiscal 2008, 0.031 million ounces of sales were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Choco 10 operation.

(7)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(8)	In fiscal 2008 and 2009, 3.669 million ounces and 3.414 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Venezuela operations.

(9)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2009 and fiscal 2008.

	For the year ended June 30, 2009
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Cerro Corona	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	378.9	330.6	218.4	128.3	359.4	130.7	79.1	288.9	84.6	(0.3)	1,998.6
Less:
G&A other than corporate costs	8.7	6.9	4.7	3.0	10.1	1.6	2.5	4.1	1.8	—	43.4
GIP adjustment(2)	(1.8)	(2.5)	(2.0)	—	(2.7)	—	(1.1)	14.7	9.6	(0.3)	13.9
Exploration	—	—	—	—	—	—	—	—	—	—	—
Plus:
Employee termination costs	1.8	2.5	2.0	—	—	—	—	0.6	0.2	—	7.1
Royalties	—	—	—	—	16.1	5.3	2.6	9.5	4.2	—	37.7
Total cash costs	373.8	328.7	217.7	125.3	368.1	134.4	80.3	280.2	77.6	—	1,986.1
Plus:
Amortization(2)	70.9	81.5	48.2	31.3	48.9	9.4	38.8	69.1	16.2	16.2	430.5
Rehabilitation	4.0	3.5	1.8	1.0	0.8	0.2	1.3	1.0	0.3	—	13.9
Total production costs	448.7	413.7	267.7	157.6	417.8	144.0	120.4	350.3	94.1	16.2	2,430.5
Gold produced (‘000 oz)(3)	829.9	643.0	391.1	174.7	612.4	200.4	219.3	428.3	192.1	—	3,691.2
Gold sold (‘000 oz)	829.9	643.0	391.1	174.7	612.4	200.4	217.8	428.3	192.1	—	3,689.7
Total cash costs ($/oz)(4)	450	511	557	717	601	671	369	654	404	—	538
Total production costs ($/oz)(5)	541	643	684	902	682	719	553	818	490	—	659

Notes:

(1)	Calculated using an exchange rate of R9.01 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2009, 3.414 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Cerro Corona operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

	For the year ended June 30, 2008
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	390.2	358.9	229.0	170.3	312.5	126.9	25.1	292.2	97.5	(6.5)	1,996.1
Less:
G&A other than corporate costs	10.1	8.1	5.8	1.9	13.4	1.1	2.0	5.8	2.0	(6.5)	43.7
GIP adjustment(2)	(2.2)	(1.9)	(2.4)	(0.4)	(2.6)	—	(0.2)	17.5	14.7	—	22.5
Exploration	—	—	—	—	—	2.8	—	1.8	0.6	—	5.2
Plus:
Employee termination costs	2.2	1.9	2.4	9.4	—	—	—	0.3	—	—	16.2
Royalties	—	—	—	—	15.9	4.8	0.8	8.6	4.2	—	34.3
Total cash costs	384.5	354.6	228.0	178.2	317.6	127.8	24.1	276.0	84.4	—	1,975.2
Plus:
Amortization(2)	90.6	89.2	40.2	34.6	38.8	3.8	—	74.1	24.9	8.4	404.6
Rehabilitation	2.5	1.8	1.2	0.4	0.6	—	—	1.3	0.3	—	8.1
Total production costs	477.6	445.6	269.4	213.2	357.0	131.6	24.1	351.4	109.6	8.4	2,387.9
Gold produced (‘000 oz)(3)	928.0	820.9	438.1	232.1	646.1	194.2	33.8	417.7	203.7	—	3,914.6
Gold sold (‘000 oz)	928.0	820.9	438.1	232.1	646.1	194.2	33.2	417.7	203.7	—	3,914.0
Total cash costs ($/oz)(4)	414	432	520	768	492	658	726	661	414	—	505
Total production costs ($/oz)(5)	515	543	615	919	553	678	726	841	538	—	610

Notes:

(1)	Calculated using an exchange rate of R7.27 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2008, 3.669 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Choco 10 operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

Gold Fields’ weighted average total cash costs per ounce increased by $33 per ounce, or 6.5%, from $505 per ounce in fiscal 2008 to $538 per ounce in fiscal 2009. The majority of this increase was due to increases in wage and electricity costs together with lower production at all the operations except Damang and St. Ives. There was a 25% increase in electricity costs at the South African operations which was considerably above inflation, lower, though still above inflation, electricity price increases at the Ghanaian operations and increased input costs including for fuel and explosives, partly offset by cost saving initiatives at all the operations. In fiscal 2009 exchange rate translations had a very significant effect on costs as the Rand weakened 23.9% against the U.S. dollar from an average of 7.27 in fiscal 2008 to 9.01 in fiscal 2009.

Production costs

Production costs increased by $2.5 million, or 0.1%, from $1,996.1 million in fiscal 2008 to $1,998.6 million in fiscal 2009. This was primarily due to the inclusion of Cerro Corona and increased cost of waste removal at the Teberebie cutback at Tarkwa, as well as increased royalties, offset by the impact of the weaker

Rand on translation of South African Rand costs into U.S dollars. In South Africa, in Rand terms, production costs increased more or less in line with inflation with the impact of lower production offset by increases in wage and power costs. In addition, there was a significant increase in input costs across Gold Fields’ operations, especially fuel, steel and cyanide and other reagents, during the first half of the year.

Depreciation and amortization

Depreciation and amortization charges increased by $33.0 million, or 8.2%, from $400.5 million in fiscal 2008 to $433.5 million in fiscal 2009. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. The principal reason for the increase was the inclusion of Cerro Corona ($38.8 million) for nine months in fiscal 2009. This increase was partially offset by a decrease in amortization at all the South African operations except Beatrix and at the Australian operations as a result of the lower production.

The table below depicts the changes from December 31, 2006 to June 30, 2008 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2008 and 2009, respectively. The life of mine numbers below are taken from the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at June 30, 2009 became effective on July 1, 2009.

	Proven and probable reserves as of			Life of mine(1) as of			Amortization as of
	December 31, 2006	June 30, 2007	June 30, 2008	June 30, 2006	June 30, 2007	June 30, 2008	June 30, 2008	June 30, 2009
	(‘000 oz)			(years)			($ million)
South Africa
Driefontein(2)	12,900	12,300	11,000	17	17	17	90.6	70.9
Kloof	11,900	11,400	10,500	15	16	16	89.2	81.5
Beatrix	7,800	7,500	6,200	13	12	12	40.2	48.2
South Deep(3)	18,200	18,100	16,800	23	42	41	34.6	31.3
Ghana
Tarkwa(4)	12,700	12,200	11,300	14	14	13	38.8	48.9
Damang(5)	1,600	1,400	1,400	6	7	6	3.8	9.4
South America
Choco 10	1,800	1,800	3,000	9	9	—	—	—
Cerro Corona(6)	3,200	3,200	3,000	—	—	16	—	38.8
Australia(7)
St. Ives	2,600	2,500	1,900	5	5	5	74.1	69.1
Agnew	700	600	600	3	3	4	24.9	16.2
Corporate and other	—	—	—	—	—	—	4.3	19.2
Total	70,200	67,800	62,700	—	—	—	400.5	433.5
Reserves below infrastructure(8)	23,100	23,100	22,100	—	—	—	—	—
Total reserves(9)	96,400	94,100	84,800	—	—	—	—	—

Notes:

(1)	The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves, whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.

(2)	At Driefontein, amortization increased due primarily to changes in the sources of production as amortization is calculated based on the reserves at each shaft.

(3)	As of December 31, 2006, reserves of 2.940 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in the South Deep operation. Gold Fields acquired 100% of South Deep during the course of fiscal 2007.

(4)	As of December 31, 2006, June 30, 2007 and June 30, 2008, reserves of 9.000 million ounces, 8.700 million ounces and 8.000 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	As of December 31, 2006, June 30, 2007 and June 30, 2008, reserves of 1.100 million ounces, 1.000 million ounces and 1.000 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	As of June 30, 2008, reserves of 2.400 million ounces of gold were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Cerro Corona operation.

(7)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(8)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(9)	As of December 31, 2006, June 30, 2007 and 2008 reserves of 91.600 million ounces, 89.600 million ounces and 80.500 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghanaian and Venezuelan operations and, as of December 31, 2006, the South Deep operation and, as of June 30, 2008, the Cerro Corona operation.

Corporate expenditure

Corporate expenditure was $35.5 million in fiscal 2009 compared to $41.0 million in fiscal 2008, a decrease of 13.4%. The decrease is mainly due to the weakening of the Rand against the U.S. dollar, as costs in Rand increased. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure increased from R298.2 million in fiscal 2008 to R320.0 million in fiscal 2009. The increase was mainly driven by inflation.

Employee termination costs

In fiscal 2009, Gold Fields incurred employee termination costs of $21.0 million compared to $16.2 million in fiscal 2008. The charge in fiscal 2009 relates primarily to restructuring costs at the Driefontein, Kloof, Beatrix and South Deep operations. The charge in fiscal 2008 resulted principally from an accrual raised for the retrenchment of approximately 1,900 employees at the South Deep mine following closure of the VCR section of the mine. The retrenchment plan was announced and communicated to employees prior to June 30, 2008.

Exploration expenditure

Exploration expenditure was $58.0 million in fiscal 2009, an increase of 46.0% from $39.8 million in fiscal 2008. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Australia, China and North, South and Central America, with the increase in fiscal 2009 due primarily to a higher spend on several advanced stage exploration projects. See “Information on the Company—Exploration”.

Impairment of assets

Impairment of assets was nil in fiscal 2009 and $11.4 million in fiscal 2008. The impairment in fiscal 2008 comprised $6.0 million for impairment of the Biox® trademark which was written down to its realizable value, with the balance attributable to impairment of the St. Ives’ Junction mine and the original Leviathan pit which were closed and an impairment of the old slimes dam at Agnew that is no longer in use.

Profit on disposal of property, plant and equipment

During fiscal 2009, Gold Fields continued to dispose of certain surplus property, plant and equipment. The net profit on the sale of this property, plant and equipment amounted to $0.5 million, comprising profit from the sale of surplus housing at Driefontein, Kloof and Beatrix.

During fiscal 2008, Gold Fields disposed of certain surplus property, plant and equipment. The net profit on the sale of this property, plant and equipment amounted to $4.6 million, comprising:

•	$3.0 million profit from the sale of a stage winder by Driefontein; and

•	$1.6 million profit from the sale of surplus housing by Beatrix and South Deep.

Shaft closure costs

Closure costs of $3.3 million in fiscal 2008 relate to suspension of the Driefontein Shaft No. 9 deepening project due to the lack of power supply. During fiscal 2009, there was a reversal of an overprovision of $0.2 million after finalization of the total closure costs.

Increase/(decrease) in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Gold Fields Medical Scheme (formerly known as the Medicines Medical Scheme).

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of these retired employees’ medical contributions after their retirement. At June 30, 2009, 203 (fiscal 2008: 213) former employees were covered under this plan, which is not available to members of the scheme formerly available to employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997 and members of the Gold Fields Medical Scheme who retired after January 31, 1999.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed until the termination of Gold Fields’ obligations on December 31, 2011. At June 30, 2009, there were 204 (fiscal 2008: 223) former South Deep employees that were subject to this employer contribution.

In fiscal 2009, an amount of $3.4 million was debited to earnings, compared to a credit of $0.7 million in fiscal 2008, in respect of Gold Fields’ obligations under these medical plans. The $3.4 million debit in fiscal 2009 comprises the annual interest and service charge and an increase in the cross subsidization liability. The credit of $0.7 million in fiscal 2008 relates to a release of the cross-subsidization liability of $1.1 million, partially offset by the annual interest and service charge of $0.4 million. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for fiscal 2009 was $13.9 million compared to $12.0 million in fiscal 2008. The increase is due primarily to above-inflation increases in the base case rehabilitation costs for the South African and Ghanaian operations.

For its South African operations, Gold Fields contributes to environmental trust funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. For the Ghanaian, Australian and Peruvian operations Gold Fields does not contribute to a trust fund.

Share-based compensation

The charge for share-based compensation in fiscal 2009 was $33.7 million compared to $20.7 million in fiscal 2008. The increase is primarily due to a modification made to the Gold Fields Limited 2005 Share Plan, or the Plan, and an additional allocation of share-based compensation made in fiscal 2008 (as part of the employee retention strategy) resulting in two allocations being made to employees as opposed to one in the previous year. The effect of this modification and additional allocation were recognized for a full year in fiscal 2009 as opposed to only a portion of the year in fiscal 2008. The modification to the Plan involved the substitution of new performance-based criteria to assess whether certain restricted shares are released to Plan participants. See note 17 to Gold Fields’ audited consolidated financial statements included elsewhere in this annual report. This modification resulted in incremental fair value of $17.1 million which will be expensed over the remaining vesting period of the restricted shares, with $4.7 million and $2.1 million having been included in Share-based compensation for fiscal 2009 and fiscal 2008 respectively.

Interest and dividends

Interest and dividends amounted to $24.9 million in fiscal 2009 compared to $31.2 million in fiscal 2008. Interest received on cash and cash equivalents amounted to $23.6 million in fiscal 2009 as compared to $26.5 million in fiscal 2008 due principally to lower cash balances and interest rates in fiscal 2009. Dividends received decreased to $1.3 million in fiscal 2009 as compared to $4.7 million in fiscal 2008 mainly due to the redemption of the Mvela preference shares on which dividends were received as well as the absence in fiscal 2009 of a $1.9 million dividend received from Rand Mutual Assurance Limited in fiscal 2008.

Finance expense

Gold Fields recognized net finance expense of $73.9 million in fiscal 2009 as compared to $100.4 million in fiscal 2008.

Net finance expense in fiscal 2009 consisted of interest payments of $137.5 million partially offset by interest capitalized of $63.6 million.

The interest payments of $137.5 million in fiscal 2009 comprised:

•	$34.9 million on the Mvela Loan;

•	$37.8 million on forward cover costs for the foreign exchange contract taken out for the revolving credit facility. These forward cover costs are deemed to be interest costs;

•

$4.6 million on additional amounts borrowed under the split-tenor facility for partial funding of the Cerro Corona capital expenditure and purchases of additional shares in Sino Gold Mining Limited, or Sino Gold;

•	$42.5 million on various Rand denominated borrowings incurred to finance capital expenditure and operating costs at Driefontein, Kloof and Beatrix;

•	$9.8 million on non-convertible redeemable preference shares issued on December 24, 2007;

•	$6.0 million on $150.0 million borrowed under the Cerro Corona project finance facility;

•	$1.6 million on short-term notes issued during the fourth quarter under a Rand 10 billion Domestic Commercial Paper Programme to refinance existing facilities; and

•	$0.3 million of miscellaneous interest payments.

See “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. $63.6 million of interest payments were capitalized in this way in fiscal 2009, in respect of the following operations:

• South Deep:	$7.1 million;

• Tarkwa:	$13.0 million; and

• Cerro Corona:	$43.5 million.

Net finance expense in fiscal 2008 consisted of interest payments of $142.5 million partially offset by interest capitalized of $42.1 million.

The interest payments of $142.5 million in fiscal 2008 comprised:

•	$61.0 million on the Mvela Loan;

•	$28.2 million on forward cover costs for the foreign exchange contract taken out for the revolving credit facility;

•	$23.2 million on amounts borrowed under the split-tenor facility in the prior year in terms of the South Deep purchase;

•	$10.6 million on various Rand denominated borrowings incurred to finance capital expenditure and operating costs at Driefontein, Kloof and Beatrix;

•	$5.5 million paid on various amounts borrowed under the split-tenor facility in fiscal 2008 for partial funding of the Cerro Corona capital expenditure and purchases of additional shares in Sino Gold;

•	$2.7 million on $172.0 million of non-convertible redeemable preference shares issued on December 24, 2007;

•	$2.5 million on $63.6 million of Rand denominated borrowings under various uncommitted credit facilities taken out for the purchase of mineral rights adjacent to the South Deep operation;

•	$7.8 million on $150.0 million borrowed under the Cerro Corona project finance facility; and

•	$1.0 million of miscellaneous interest payments.

See “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

$42.1 million of interest payments were capitalized in fiscal 2008, in respect of the following operations:

• Kloof:	$0.3 million;

• Driefontein:	$2.4 million;

• South Deep:	$2.8 million;

• Tarkwa:	$4.8 million; and

• Cerro Corona:	$31.8 million.

Realized (loss)/gain on financial instruments

Gold Fields recognized a realized loss of $1.3 million in fiscal 2009 compared to a realized gain of $19.8 million in fiscal 2008 relating to financial instruments.

The $1.3 million realized loss in fiscal 2009 comprised:

•	$14.0 million loss on the settlement of a portion of the international petroleum exchange Gasoil call option;

•	$0.3 million loss on the settlement of a U.S. dollar/Rand currency hedge;

•	$6.8 million gain on the settlement of U.S. dollar/Rand forward sales;

•	$1.4 million gain on the settlement of U.S. dollar/Australian dollar forward sales; and

•

$4.8 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005 resulting in a realized gain of $36.2 million. This gain has been accounted for in the income statement over the remaining period of the underlying loan, which was repaid on March 17, 2009. $31.1 million has been accounted for in the income statement since the close-out. The balance of $5.1 million relates to exchange differences due to differing rates used for the purposes of initial recognition and subsequent income statement charges.

The $19.8 million realized gain in fiscal 2008 comprised:

•	$11.6 million gain on the expiration of U.S. dollar/Rand currency hedges;

•

$8.1 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005 resulting in a realized gain of $36.2 million. This gain is being accounted for in the income statement over the remaining period of the underlying loan. $26.3 million has been accounted for in the income statement since the close-out. The balance of $9.9 million will be accounted for in fiscal 2009;

•	$1.4 million gain on the settlement of IPE gasoil call options; and

•	$1.3 million loss on various warrants and options converted to shares.

Gain/(loss) on foreign exchange

Gold Fields recognized an exchange gain of $10.2 million in fiscal 2009 compared to $1.7 million in fiscal 2008.

The gain of $10.2 million in fiscal 2009 comprises:

•	$13.8 million gain on the repayment of Australian dollar denominated intercompany loans;

•	$3.9 million gain on the U.S. dollar proceeds received in respect of an insurance claim of $17 million, relating to a fire at South Deep; and

•	$7.5 million loss on cash balances held in currencies other than the functional currencies of the Group’s various subsidiary companies.

The gain of $1.7 million in fiscal 2008 comprised exchange gains on foreign currency denominated cash balances.

(Loss)/profit on disposal of listed investments

During fiscal 2009, Gold Fields continued to liquidate certain non-current investments. The loss on the sale of these investments amounted to $16.1 million and resulted from the following sales:

•	$23.2 million loss resulting from the exchange of 41.7 million Orezone shares for 3.3 million IAMGold shares as a result of the acquisition of all Orezone shares by IAMGold;

•	$0.1 million loss from the sale of 0.1 million shares in Lakota Resources Inc; and

•	$7.2 million gain from the subsequent sale of the above-mentioned 3.3 million shares in IAMGold.

During fiscal 2008, Gold Fields realized a profit on the sale of investments amounting to $3.7 million resulting from the following sales:

•	$2.1 million gain from the sale of 14.8 million shares in Emed Mining Public Limited;

•	$4.8 million gain from the sale of various shares held by the New Africa Mining Fund;

•	$0.1 million gain from the sale of 0.03 million shares in Resource Investment Trust;

•	$2.7 million loss from the sale of 8.1 million shares in Committee Bay Resources Limited; and

•	$0.6 million loss from the sale of 0.5 million shares in Lakota Resources Inc.

(Loss)/profit on disposal of subsidiaries

During fiscal 2009 Gold Fields realized a loss on sale of subsidiaries of $0.3 million relating to the disposal of its 70% holding in IRCA. See “Information on the Company—History”. During fiscal 2008 Gold Fields realized a profit on sale of subsidiaries of $208.4 million comprised of $191.1 million realized on the sale of the Essakane project in Burkina Faso and $17.3 million realized on the sale of the Venezuelan assets.

Impairment of listed investments

The charge in fiscal 2009 of $16.0 million relates to an impairment of various offshore listed exploration investments to their market value as June 30, 2009. The decline in market value below the carrying value of these investments was determined to be other than temporary.

There were no impairment of listed investments in fiscal 2008.

Other (expenses)/income

Other (expenses)/income represents miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. In fiscal 2009, there were other expenses of $7.7 million compared with other income of $5.9 million in fiscal 2008.

Other (expenses)/ income in fiscal 2009 and fiscal 2008 consisted of miscellaneous items which included:

•	corporate social investment costs;

•	professional fees related to corporate advice;

•	a fair value adjustment to biological assets; and

•	refunds/ final settlements received for costs incurred at the Essakane project.

Income and mining tax expense

The table below sets forth Gold Fields’ effective tax rate for fiscal 2009 and fiscal 2008, including normal and deferred tax.

	Year ended June 30,
	2009	2008
Effective tax expense rate	48.0%	32.2%

In fiscal 2009, the effective tax expense rate of 48.0% differed from the maximum South African mining statutory tax rate of 43%, primarily due to $54.4 million of net non-deductible expenditure, $37.7 million in charges relating to levies and royalties in Ghana and Australia and a $17.5 million increase in valuation allowance on Gold Fields Operations, GFI Joint Venture Holdings, Orogen Investments SA (Luxembourg) and Arctic Platinum losses. The $54.4 million of net non-deductable expenditure comprises mainly the $87.4 million impairment of the Company’s shareholding in Rusoro, the impairment of listed investments of $16.0 million partially offset by non-deductable share based payments of $33.7 million.

The above increases were partly offset by $49.1 million of non-South African mining income being taxed at lower rates and a $27.7 million reduction relating to the South African mining tax formula.

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

Impairment of investment in equity investee

The impairment of investment in equity investee was $87.4 million in fiscal 2009 compared to $61.3 million in fiscal 2008. This impairment in both years related to Gold Fields’ investment in Rusoro. Gold Fields owned 36.2% of Rusoro at the beginning of fiscal 2009. The stake was subsequently reduced to 26.4%, mainly because Gold Fields did not participate in a rights offer by Rusoro during fiscal 2009. The investment in Rusoro was impaired to its market value at both June 30, 2009 and June 30, 2008.

Share of equity investees’ (losses)/income

Share of equity investees’ losses decreased from $16.0 million in fiscal 2008 to $3.5 million in fiscal 2009.

Gold Fields equity accounts for two associates: Rusoro and Rand Refinery Limited, or Rand Refinery. Gold Fields’ share of Rusoro’s after-tax loss was $5.1 million in fiscal 2009. Gold Fields owns 34.9% of Rand Refinery, and its share of Rand Refinery’s after-tax profits was $1.6 million in fiscal 2009.

The $16.0 million in fiscal 2008 relates to the recording of $20.7 million of losses from Rusoro, partly offset by $4.7 million of profits related to Rand Refinery.

Minority interests

Minority interests represented an expense of $34.8 million in fiscal 2009 compared to $39.8 million in fiscal 2008. For fiscal 2009 these amounts reflect the portion of the net income of Gold Fields Ghana, Abosso, La Cima and Living Gold attributable to their minority shareholders. For fiscal 2008 these amounts reflect the portion of the net income of Gold Fields Ghana, Abosso, PMG until its disposal on November 30, 2007 and Living Gold attributable to their minority shareholders. The minority shareholders’ interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2009 and 2008, 19.3% in La Cima in fiscal 2009, 35% in Living Gold in fiscal 2009 and 2008 and 5% in PMG in fiscal 2008. The amounts due to minority shareholders were lower in fiscal 2009 primarily due to decreased net income at Gold Fields Ghana and Abosso in fiscal 2009, partially offset by the inclusion of La Cima.

Net income

As a result of the factors discussed above, Gold Fields’ net income was $160.9 million in fiscal 2009, compared with net income of $452.5 million in fiscal 2008.

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

At the South African operations, gold production decreased from 2.65 million ounces in fiscal 2007 to 2.42 million ounces in fiscal 2008. At Driefontein, gold output decreased by 8.8% from 1.02 million ounces to 0.93 million ounces as a result of lower underground volumes mined and processed, partially offset by an improved underground yield. The lower volumes were mainly in the latter half of the year due to the power disruptions discussed above which affected all of the South African operations. See “—South African Power Disruptions”. Gold output at Kloof decreased by 10.9% from 0.92 million ounces to 0.82 million ounces as a result of lower underground yield as well as the power disruptions. At Beatrix, gold output decreased by 18.5% from 0.54 million ounces to 0.44 million ounces due to a decline in volumes mined and processed due to the power disruptions, together with a decrease in yield due to a poor mine call factor. Part of the decline at the South African operations was offset by increased attributable production at South Deep, control of which Gold Fields acquired on December 1, 2006. South Deep produced 0.23 million ounces in fiscal 2008, compared with 0.17 million ounces for the seven months ended June 30, 2007.

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

	Fiscal 2007			Fiscal 2008			Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	($/oz)		(‘000 oz)	($/oz)		(%)
South Africa
Driefontein	1,017	349	419	928	414	515	18.6	22.9
Kloof	923	367	458	821	432	543	17.7	18.6
Beatrix	543	378	455	438	520	615	37.6	35.2
South Deep(3)	166	595	714	232	768	919	29.1	28.7
Ghana
Tarkwa(4)	697	378	434	646	492	553	30.2	27.4
Damang(5)	188	597	602	194	658	678	10.2	12.6
Venezuela
Choco 10(6)	56	565	659	33	726	726	28.5	10.2
Australia(7)
St. Ives	487	416	589	418	661	841	58.9	42.8
Agnew	212	399	462	204	414	538	3.8	16.5
Total(8)(9)	4,289	—	—	3,914	—	—	—	—
Weighted average	—	394	482	—	505	610	28.2	26.6

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information— Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(2)	For information on how Gold Fields has calculated total production costs per ounce by dividing total production costs, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

(3)	In fiscal 2007, 0.163 million ounces of sales were attributable to Gold Fields, with the remainder attributable to minority shareholders in the South Deep operation. Gold Fields acquired 100% of South Deep during the course of fiscal 2007.

(4)	In fiscal 2007 and 2008, 0.496 million ounces and 0.459 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	In fiscal 2007 and 2008, 0.134 million ounces and 0.138 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	In fiscal 2007 and 2008, 0.053 million ounces and 0.031 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Choco 10 operation.

(7)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(8)	In fiscal 2007 and 2008, 4.024 million ounces and 3.669 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Venezuela operations and, in fiscal 2007, South Deep.

(9)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2008 and fiscal 2007.

	For the year ended June 30, 2008
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	390.2	358.9	229.0	170.3	312.5	126.9	25.1	292.2	97.5	(6.5)	1,996.1
Less:
G&A other than corporate costs	10.1	8.1	5.8	1.9	13.4	1.1	2.0	5.8	2.0	(6.5)	43.7
GIP adjustment(2)	(2.2)	(1.9)	(2.4)	(0.4)	(2.6)	—	(0.2)	17.5	14.7	—	22.5
Exploration	—	—	—	—	—	2.8	—	1.8	0.6	—	5.2
Plus:
Employee termination costs	2.2	1.9	2.4	9.4	—	—	—	0.3	—	—	16.2
Royalties	—	—	—	—	15.9	4.8	0.8	8.6	4.2	—	34.3
Total cash costs	384.5	354.6	228.0	178.2	317.6	127.8	24.1	276.0	84.4	—	1,975.2
Plus:
Amortization(2)	90.6	89.2	40.2	34.6	38.8	3.8	—	74.1	24.9	8.4	404.6
Rehabilitation	2.5	1.8	1.2	0.4	0.6	—	—	1.3	0.3	—	8.1
Total production costs	477.6	445.6	269.4	213.2	357.0	131.6	24.1	351.4	109.6	8.4	2,387.9
Gold produced (‘000 oz)(3)	928.0	820.9	438.1	232.1	646.1	194.2	33.8	417.7	203.7	—	3,914.6
Gold sold (‘000 oz)	928.0	820.9	438.1	232.1	646.1	194.2	33.2	417.7	203.7	—	3,914.0
Total cash costs ($/oz)(4)	414	432	520	768	492	658	726	661	414	—	505
Total production costs ($/oz)(5)	515	543	615	919	553	678	726	841	538	—	610

Notes:

(1)	Calculated using an exchange rate of R7.27 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP, represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2008, 3.669 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana and Choco 10 operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

	For the year ended June 30, 2007
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ millions except as otherwise noted)(1)
Production Costs	361.2	344.9	211.1	99.0	261.5	109.0	33.7	212.5	83.1	(8.3)	1,707.7
Less:
G&A other than corporate costs	7.5	7.9	6.0	0.1	11.2	0.2	3.6	4.2	1.5	(5.8)	36.4
GIP adjustment(2)	—	—	—	—	(0.6)	—	—	0.9	(7.2)	—	(6.9)
Exploration	0.8	0.2	0.4	—	0.6	0.2	—	12.6	7.6	—	22.4
Plus:
Employee termination costs	2.1	1.8	0.9	—	—	—	—	—	—	0.1	4.9
Royalties	—	—	—	—	13.3	3.6	1.2	7.8	3.5	—	29.4
Total cash costs	355.0	338.6	205.6	98.9	263.6	112.2	31.3	202.6	84.7	(2.4)	1,690.1
Plus:
Amortization(2)	70.1	84.3	41.5	19.7	39.7	2.7	5.4	83.1	22.5	19.2	388.2
GIP adjustments(2)	—	—	—	—	(0.6)	—	—	0.9	(7.2)	—	(6.9)
Rehabilitation	0.8	0.2	0.4	—	(0.1)	(1.8)	—	(0.2)	(1.8)	—	(2.1)
Total production costs	425.9	423.1	247.5	118.6	302.6	113.1	36.7	286.8	98.2	16.8	2,069.3
Gold produced (‘000 oz)(3)	1,016.5	922.9	543.4	163.2	697.2	187.9	54.6	486.9	212.4	—	4,284.9
Gold sold (‘000 oz)	1,016.5	922.9	543.4	166.1	697.2	187.9	55.7	487.0	212.4	—	4,288.9
Total cash costs ($/oz)(4)	349	367	378	595	378	597	562	416	399	—	394
Total production costs ($/oz)(5)	419	458	455	714	434	602	659	589	462	—	482

Notes:

(1)	Calculated using an exchange rate of R7.20 per $1.00.

(2)	Non-cash portion of GIP adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2007, 4.024 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana, Choco 10 and South Deep operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

Gold Fields’ weighted average total cash costs per ounce increased by $111 per ounce, or 28.2%, from $394 per ounce in fiscal 2007 to $505 per ounce in fiscal 2008. The majority of this increase was due to increased expenditure on the Teberebie cutback at Tarkwa and the Damang pit cutback, together with lower production at all the operations except Damang and South Deep. In addition, there was a significant increase in input costs, especially fuel, steel and cyanide and other reagents, together with increased fleet maintenance costs at Tarkwa and increased wages across all operations due to a severe skills shortage as a result of the global resources boom. In South Africa power costs increased significantly in the second half of the fiscal year. Gold Fields expects these increases and an almost doubling of power costs in Ghana to have a significant impact on its results, starting in fiscal 2009. Exchange rate translations had little effect on costs as the Rand weakened only 1.0% against the U.S. dollar from an average of 7.20 in fiscal 2007 to 7.27 in fiscal 2008.

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

Depreciation and amortization

Depreciation and amortization charges increased by $12.3 million, or 3.2%, from $388.2 million in fiscal 2007 to $400.5 million in fiscal 2008. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. The principal reason for this increase was due to an increase in capitalized ore reserve development now being amortized at the South African operations and increased mining at higher capital cost shafts such as Kloof Shaft No. 4 and Driefontein Shaft No. 5. Also South Deep was included for 12 months in fiscal 2008 compared to seven months in fiscal 2007. This increase was partially offset by a decrease in amortization at St. Ives due to a 14% decrease in gold production.

The table below depicts the changes from December 31, 2005 to June 30, 2007 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in fiscal 2007 and 2008, respectively. The life of mine numbers below are taken from the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the year. During fiscal 2006, Gold Fields decided to align determination of its reserves with its planning cycle and as a result a reserve statement as at December 31, 2005 was issued. This ore reserve statement became effective for amortization calculations as from April 1, 2006. The ore reserve statement as at December 31, 2006 become effective on May 1, 2007. The ore reserve statement as at June 30, 2007 became effective on March 1, 2008.

	Proven and probable reserves as of			Life of mine(1) as of			Amortization as of
	December 31, 2005	December 31, 2006	June 30, 2007	December 31, 2005	December 31, 2006	June 30, 2007	June 30, 2007	June 30, 2008
		(‘000 oz)			(years)		($ million)
South Africa
Driefontein(2)	14,400	12,900	12,300	18	17	17	70.1	90.6
Kloof	12,500	11,900	11,400	15	15	16	84.3	89.2
Beatrix	8,200	7,800	7,500	14	13	12	41.5	40.2
South Deep(3)	—	18,200	18,100	—	23	42	19.7	34.6
Ghana
Tarkwa(4)	14,400	12,700	12,200	23	14	14	39.7	38.8
Damang(5)	1,400	1,600	1,400	6	6	7	2.7	3.8
Venezuela
Choco 10	1,200	1,800	1,800	8	9	9	5.4	—
Australia(6)
St. Ives	2,200	2,600	2,500	5	5	5	84.4	74.1
Agnew	800	700	600	3	3	3	22.5	24.9
Corporate and other	—	—	—	—	—	—	19.1	4.3
Total	55,100	70,200	67,800	—	—	—	388.2	400.5
Cerro Corona	3,200	3200	3,200	—	—	—	—	—
Reserves below infrastructure(7)	10,000	23,100	23,100	—	—	—	—	—
Total reserves(8)	68,300	96,400	94,100	—	—	—	—	—

Notes:

(1)	The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves, whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.

(2)	At Driefontein, amortization increased due primarily to changes in the sources of production as amortization is calculated based on the reserves at each shaft.

(3)	As of December 31, 2006, reserves of 2.940 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in the South Deep operation. Gold Fields acquired 100% of South Deep during the course of fiscal 2007.

(4)	As of December 31, 2005 and 2006 and June 30, 2007, reserves of 10.200 million ounces, 9.000 million ounces and 8.700 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Tarkwa operation.

(5)	As of December 31, 2005 and 2006 and June 30, 2007, reserves of 1.000 million ounces, 1.140 million ounces and 1.000 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Damang operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(8)	As of December 31, 2005 and 2006 and June 30, 2007, reserves of 63.100 million ounces, 91.600 million ounces and 89.600 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghanaian and Venezuelan operations and, as of December 31, 2006, the South Deep operation.

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

Employee termination costs

In fiscal 2008, Gold Fields incurred employee termination costs of $16.2 million compared to $4.9 million in fiscal 2007. The increase in employee termination costs resulted principally from an accrual raised for the retrenchment of approximately 1,900 employees at the South Deep mine following closure of the Ventersdorp Contact Reef section of the mine. The retrenchment plan was announced and communicated to employees prior to June 30, 2008.

Exploration expenditure

Exploration expenditure was $39.8 million in fiscal 2008, a decrease of 16.0% from $47.4 million in fiscal 2007. The decrease is mainly due to a decrease in exploration on the Arctic Platinum Project in fiscal 2008.

Impairment of assets

Impairment of assets was $11.4 million in fiscal 2008 and nil in fiscal 2007. The impairment comprised $6.0 million for impairment of the Biox® trademark which was written down to its realizable value, with the balance attributable to impairment of the St. Ives’ Junction mine and the original Leviathan pit, which have been closed, and an impairment of the old slimes dam at Agnew that is no longer in use.

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

Shaft closure costs

Closure costs of $3.3 million relate to suspension of the Driefontein Shaft No. 9 deepening project due to the lack of power supply.

(Decrease)/increase in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Medicines Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of retired employees’ medical contributions. At June 30, 2008, 213 (fiscal 2007: 224) former employees were covered under this plan, which is not available to members of the scheme formerly available to employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997 and members of the Medicines medical scheme who retired after January 31, 1999.

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

In fiscal 2008, an amount of $0.7 million was credited to earnings, compared to a debit of $1.3 million in fiscal 2007, in respect of Gold Fields’ obligations under these medical plans. The credit of $0.7 million in fiscal 2008 relates to a release of the cross-subsidization liability of $1.1 million, partially offset by the annual interest and service charge of $0.4 million. The $1.3 million debit in fiscal 2007 comprises the annual interest and service charge. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

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

Share-based compensation

The charge for share-based compensation in fiscal 2008 was $20.7 million compared to $12.5 million in fiscal 2007. The increase is primarily due to a modification made to the Gold Fields Limited 2005 Share Plan, or the Plan, and an additional allocation of share-based compensation made in fiscal 2008 resulting in two allocations being made to employees as opposed to one in the previous year. The modification to the Plan involved the substitution of new performance-based criteria to assess whether certain restricted shares are released to Plan participants. See note 17(a) to Gold Fields’ audited consolidated financial statements included elsewhere in this annual report. This modification resulted in incremental fair value of $17.1 million, which will be expensed over the remaining vesting period of the restricted shares, with $2.1 million having been included in Share-based compensation for fiscal 2008.

Interest and dividends

Interest and dividends amounted to $31.2 million in fiscal 2008 compared to $26.8 million in fiscal 2007. Interest received on cash and cash equivalents amounted to $26.5 million in fiscal 2008 as compared to $24.6 million in fiscal 2007. Dividends received increased to $4.7 million in fiscal 2008 as compared to $2.2 million in fiscal 2007, mainly due to a $1.9 million dividend received from Rand Mutual Assurance Limited.

Finance expense

Gold Fields recognized net finance expense of $100.4 million in fiscal 2008 as compared to $95.2 million in fiscal 2007.

Net finance expense in fiscal 2008 consisted of interest payments of $142.5 million, partially offset by interest capitalized of $42.1 million.

The interest payments of $142.5 million in fiscal 2008 comprised:

•	$61.0 million on the Mvela loan;

•	$28.2 million on forward cover costs for the foreign exchange contract taken out for the revolving credit facility. These forward cover costs are deemed to be interest costs;

•	$23.2 million on amounts borrowed under the split-tenor facility in the prior year for the South Deep purchase;

•	$10.6 million on various Rand denominated borrowings incurred to finance capital expenditure and operating costs at Driefontein, Kloof and Beatrix;

•	$5.5 million paid on various amounts borrowed under the split-tenor facility in fiscal 2008 for partial funding of the Cerro Corona capital expenditure and purchases of additional shares in Sino Gold;

•	$2.7 million on $172.0 million of non-convertible redeemable preference shares issued on December 24, 2007;

•	$2.5 million on $63.6 million of Rand denominated borrowings under various uncommitted credit facilities taken out for the purchase of mineral rights adjacent to the South Deep operation;

•	$7.8 million on $150.0 million borrowed under the Cerro Corona project finance facility; and

•	$1.0 million of miscellaneous interest payments.

See “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time it will be amortized over the lives of the corresponding assets. $42.1 million of interest payments were capitalized in this way in fiscal 2008, in respect of the following operations:

• Kloof:	$0.3 million;

• Driefontein:	$2.4 million;

• South Deep:	$2.8 million;

• Tarkwa:	$4.8 million; and

• Cerro Corona:	$31.8 million.

Net finance expense in fiscal 2007 consisted of net interest payments of $89.4 million and realized exchange losses on loans of $5.8 million.

The interest payments of $102.7 million in fiscal 2007 comprised:

•	$61.6 million on the Mvela loan;

•	$9.3 million on the $168 million borrowed to partly finance the Bolivar acquisition;

•	$13.8 million on $1.2 billion borrowed to finance the acquisition of BGSA under a $1.8 billion bridge loan facility entered into by GFIMSA;

•	$12.9 million on a further $550 million borrowed under the bridge facility to settle the Western Areas gold derivative structure and to finance certain working capital requirements;

•

$3.6 million of loan transaction costs incurred on the $1.8 billion bridge loan facility and a $750 million syndicated loan facility entered into by GFIMSA, Orogen Holdings (BVI) Limited, or Orogen, and Western Areas; and

•	$1.5 million of miscellaneous interest payments.

See “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

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

The unrealized gain of $15.4 million in fiscal 2007 consisted of a mark-to-market gain on various warrants and options held in respect of underlying share investments, primarily related to Sino Gold options.

Realized gain/(loss) on financial instruments

Gold Fields recognized a realized gain of $19.8 million in fiscal 2008 compared to a realized loss of $10.7 million in fiscal 2007 relating to financial instruments.

The $19.8 million realized gain in fiscal 2008 comprised:

•	$11.6 million gain on the expiration of U.S. dollar/Rand currency hedges;

•

$8.1 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005, resulting in a realized gain of $36.2 million. This gain is being accounted for in the income statement over the remaining period of the underlying loan. $26.3 million has been accounted for in the income statement since the close-out. The balance of $9.9 million which was accounted for in fiscal 2009 was made up of a $4.8 million gain and $5.1 million exchange difference due to differing rates used for the purposes of initial recognition and subsequent income statement charges;

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

•

$16.0 million loss on the forward exchange contract taken out to partly settle the $1.2 billion borrowed under the $1.8 billion bridge loan facility to finance substantially all of the cash portion of the acquisition of BGSA.

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

Other income/(expenses)

Other income/(expenses) represents miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. Other income/(expenses) increased by $8.1 million, from $2.2 million of expenses in fiscal 2007 to $5.9 million of income in fiscal 2008.

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

These reductions were partly offset by $29.4 million in charges relating to levies and royalties in Ghana and Australia, a further $45.5 million of net non-deductible expenditure, mainly due to exploration costs and share-based payment costs, and a $20.5 million increase in valuation allowance on Western Areas and BGSA’s losses.

Impairment of investment in equity investee

Impairment of investment in equity investee was $61.3 million in fiscal 2008. This impairment related to Gold Fields’ investment in Rusoro, in which Gold Fields owns 36.2%, which was written down to its market value.

There was no impairment of investment in equity investee in fiscal 2007.

Share of equity investees’ (losses)/income

Share of equity investees’ (losses)/income decreased from $0.3 million of income in fiscal 2007 to $16.0 million of loss in fiscal 2008.

Gold Fields equity accounts for two associates: Rand Refinery Limited, or Rand Refinery, and Rusoro Mining Limited, or Rusoro. Gold Fields owns 34.9% of Rand Refinery, and its share of Rand Refinery’s after-tax profits was $4.7 million in fiscal 2008. Gold Fields acquired a 36.2% stake in Rusoro in connection with the sale of its Venezuelan assets on November 30, 2007. Gold Fields’ share of Rusoro’s after-tax loss was $20.7 million for the seven months it held the Rusoro shares in fiscal 2008. See “Information on the Company—History.”

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

Liquidity and Capital Resources

Cash resources

Cash flows from operations

Net cash provided by operations in fiscal 2009 was $634.9 million compared to $899.0 million in fiscal 2008.

Gold Fields’ realized gold price increased from an average of $819 per ounce in fiscal 2008 to an average of $875 per ounce in fiscal 2009. At the Cerro Corona operation in Peru, copper production was converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced. The increase in realized price offset the decline in ounces of gold sold and resulted in revenue from product sales increasing by $22.1 million from $3,206.2 million in fiscal 2008 to $3,228.3 million in fiscal 2009.

The increased revenue was partially offset by:

•	a marginal $2.5 million increase in production costs, which increased from $1,996.1 in fiscal 2008 to $1,998.6 in fiscal 2009;

•

a negative movement of $168.3 million in working capital resulting from an investment of $120.3 million in fiscal 2009 versus a release of $48.0 million in fiscal 2008, which was mainly due to an increase in trade receivables for gold sales in fiscal 2009 and exchange rate impact; and

•	a $54.4 million increase in taxes paid as a result of the increased profitability at a number of subsidiaries.

Net cash provided by operations in fiscal 2008 was $899.0 million compared to $205.2 million in fiscal 2007. In fiscal 2008, Gold Fields’ realized gold price increased to an average of $816 per ounce compared to $638 per ounce in fiscal 2007. The increase in realized price more than offset the decline in ounces of gold sold and resulted in revenue from product sales increasing by $471.0 million from $2,735.2 million in fiscal 2007 to $3,206.2 million in fiscal 2008.

The increased revenues were offset in part by a $288.4 million increase in production costs, which increased from $1,707.7 million in fiscal 2007 to $1,996.1 million in fiscal 2008. In addition there was a $44.2 increase in taxes paid as a result of the increased profitability. The net effect was a $693.8 million increase in cash flow provided by operations.

Although revenues from Gold Fields’ South African operations are denominated in U.S. dollars, Gold Fields receives them in Rand, which are then subject to South African exchange control limitations. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Exchange Controls.” As a result, those revenues are generally not available to service Gold Fields’ non-Rand debt obligations or to make investments outside South Africa without the approval of the South African Reserve Bank.

Revenues from Gold Fields’ Ghanaian, Australian and Peruvian operations are also denominated in U.S. dollars, but, unlike in South Africa, Gold Fields receives them in U.S. dollars or is freely able to convert them into U.S. dollars. The Ghanaian and Australian U.S. dollar revenues can be used by Gold Fields to service its U.S. dollar-denominated debt and to make investments in its non-South African operations taking into account SARB-applicable requirements. Under the terms of the Cerro Corona Facility agreement (see “—Credit Facilities and Other Capital Resources—Cerro Corona Facility”), all payments from the Peruvian operations to any Gold Fields group entity are restricted until the Facility has been repaid in full.

Cash flows from investing activities

Net cash utilized in investing activities was $720.6 million in fiscal 2009 compared to $970.1 million in fiscal 2008. The decrease was primarily due to a decrease in capital expenditure of $394.1 million and a decrease in purchase of listed investments of $121.7 million, partially offset by a decrease in proceeds on disposal of subsidiaries of $305.9 million.

Net cash utilized in investing activities was $970.1 million in fiscal 2008 compared to $2,066.5 million in fiscal 2007. The increase was primarily due to a decrease in the acquisition of subsidiaries of $1,240.9 million and an increase in proceeds on disposal of subsidiaries of $310.9 million, partially offset by an increase in capital expenditure of $357.4 million.

Capital expenditure decreased by $394.1 million to $760.3 million in fiscal 2009 compared to $1,154.4 million in fiscal 2008. Capital expenditure increased by $357.4 million to $1,154.4 million in fiscal 2008 compared to $797.0 million in fiscal 2007. In Rand terms, capital expenditure decreased by R1,542.1 million to R6,850.6 million in fiscal 2009 compared to R8,392.5 million in fiscal 2008. Capital expenditure in Rand terms was R5,738.6 million in fiscal 2007. The decrease in capital expenditure in fiscal 2009 was mainly due to the completion of the Cerro Corona Mine in Peru and a decrease in ore reserve development at the South African operations, due to the re-examination of the plan for extracting Kloof’s Main Shaft and increased secondary support programs at Driefontein and Kloof, as well as the suspension of the Shaft No. 9 deepening project at Driefontein, deferral of the Main Shaft pillar extraction at Kloof and reduced expenditure on the heap leach facility at Tarkwa with the closure of the South Plant Heap Leach Facility.

Expenditure on Gold Fields’ major capital projects in fiscal 2009 included:

•	$116.8 million at Cerro Corona in Peru, as compared to $348.4 million in fiscal 2008 and $234.0 million in fiscal 2007;

•	$143.5 million on ore reserve development at the South African operations, compared to $169.6 million in fiscal 2008 and $137.1 million in fiscal 2007;

•

$113.3 million on the development and equipping of the South Deep mine as the mine builds to full production as compared to $103.5 million in fiscal 2008 and $36.7 million in fiscal 2007 (the mine was acquired on December 1, 2006);

•	$77.5 million on the CIL expansion project at Tarkwa, which was completed in December 2008, as compared to $89.7 million in fiscal 2008 and $18.5 million in fiscal 2007;

•

no expenditure on the Shaft No. 9 deepening project at Driefontein, as compared with $36.7 million in fiscal 2008 and $22.5 million in fiscal 2007. This project was suspended during fiscal 2008 due to power constraints;

•	$63.6 million of interest capitalized as compared to $42.1 million in fiscal 2008 and $13.3 million in fiscal 2007;

•	$7.9 million on the heap leach pads at Tarkwa, as compared to $30.4 million in fiscal 2008 and $10.4 million in fiscal 2007;

•	$13.6 million on the Beatrix Shaft No. 3 expansion project as compared to $16.0 million in fiscal 2008 and $20.0 million in fiscal 2007;

•	$28.3 million on new mining equipment at Tarkwa, as compared to $10.3 million in fiscal 2008 and $17.3 million in fiscal 2007;

•

$1.0 million on the Kloof Shaft No. 1 pillar extraction, as compared to $8.4 million in fiscal 2008 and $8.6 million in fiscal 2007. Extraction of this pillar has been deferred until fiscal 2014. See “Information on the Company—Gold Fields’ Mining Operations—Kloof Operation;”

•	$3.4 million on the Shaft No. 4 project at Kloof, as compared to $5.7 million in fiscal 2008 and $11.6 million in fiscal 2007;

•	$1.4 million on the Shaft No. 1 and Shaft No. 5 projects at Driefontein, as compared to $3.1 million in fiscal 2008 and $9.6 million in fiscal 2007;

•	$7.9 million on the historical tailings uranium project at Driefontein, as compared to $0.3 million in fiscal 2008 and $nil in fiscal 2007;

•	$8.0 million on the re-examination of the plan for extracting the Main Shaft at Kloof, which started in fiscal 2009;

•	$45.4 million on the tailings management facility at Cerro Corona; prior to September 2008 expenditure on this project was capitalized as part of the construction of Cerro Corona;

•	$13.6 million on development of the Waroonga underground complex at Agnew compared to $9.2 million in fiscal 2008 and $9.2 million in fiscal 2007; and

•	$36.9 million on development of underground mines at St. Ives compared to $69.3 million in fiscal 2008 and $16.8 million in fiscal 2009.

Proceeds on the disposal of property, plant and equipment decreased from $5.8 million in fiscal 2008 to $3.6 million in fiscal 2009. Proceeds on the disposal of property, plant and equipment were $8.8 million in fiscal 2007. In all three years this related to the disposal of various mining assets by the South African mining operations.

Purchase of listed investments decreased from $134.5 million in fiscal 2008 to $12.8 million in fiscal 2009. The major net investment purchases comprising the $12.8 million spent in fiscal 2009 were:

•	$12.4 million invested in Sino Gold as part of a rights offer;

•	$1.9 million invested in Glencar Mining Plc; and

•	$0.2 million invested in Clancy Exploration Limited.

Purchase of listed investments increased from $68.1 million in fiscal 2007 to $134.5 million in fiscal 2008. The major net investment purchases comprising the $134.5 million spent in fiscal 2008 were:

•	$109.4 million invested in Sino Gold;

•	$11.7 million on the conversion of options held in Mvelaphanda Resources Limited to shares;

•	$9.2 million invested in Conquest Mining Limited;

•	$0.7 million invested in Emed Mining Public Limited; and

•	$5.2 million invested in Orsu Metals Corporation (previously Lero Gold Corporation).

Proceeds from the sale of listed investments increased from $13.7 million in fiscal 2008 to $54.3 million in fiscal 2009. The major investment disposals comprising the $54.3 million in fiscal 2009 were:

•	$33.4 million from the sale of IAMGold shares received in exchange for Orezone shares as a result of the acquisition of all Orezone shares by IAMGold; and

•	$20.9 million from the redemption of preference shares held in a wholly-owned subsidiary of Mvela Resources Limited.

Proceeds from the sale of listed investments decreased from $45.3 million in fiscal 2007 to $13.7 million in fiscal 2008. The major investment disposals comprising the $13.7 million in fiscal 2008 were:

•	$5.6 million from the sale of Emed Mining Public Limited shares;

•	$5.2 million from the sale of various shares held by the New Africa Mining Fund, a trust in which Gold Fields holds an interest;

•	$1.6 million from the sale of Committee Bay Resources Limited shares; and

•	$1.0 million from the sale of Encore Oil Limited shares.

Proceeds on disposal of subsidiaries decreased from $310.9 million in fiscal 2008 to $5.0 million in fiscal 2009. During fiscal 2009, Gold Fields disposed of its 70% holding in IRCA for $5.0 million. During fiscal 2008, Gold Fields realized cash proceeds of $310.9 million from disposals of subsidiaries. This comprised $143.3 million of net cash proceeds received from the sale of the Essakane project in Burkina Faso and $167.6 million of net cash proceeds received from the sale of the Venezuelan assets. The gross proceeds of the sale of Essakane amounted to $200.0 million, consisting of the above-mentioned net cash of $143.3 million and 41,666,667 shares in Orezone with a value of $48.0 million. The gross proceeds from the sale of the Venezuelan assets amounted to $413.0 million and comprised net cash of $167.6 million and 140,000,000 shares in Rusoro with a value of $213.0 million. There were no disposals of subsidiaries during fiscal 2007.

There were no acquisitions of subsidiaries during fiscal 2009 or 2008.

During fiscal 2007 Gold Fields acquired South Deep and IRCA, which resulted in a net cash outflow of $1,240.9 million.

South Deep, which is an unincorporated joint venture, was acquired through the purchase of 100% of BGSA, which owned 50% of the joint venture, and 100% of Western Areas, which owned the other 50% of the joint venture. On December 1, 2006, Gold Fields acquired 100% of the issued share capital of BGSA for $1,130.9 million. The cash element of the consideration, including a loan repayment, was $1,213.7 million. This amount, less the $2.1 million cash acquired, resulted in a net cash outflow of $1,211.6 million. Through a series of purchases starting in fiscal 1998 and completed by March 31, 2007, Gold Fields acquired 100% of the issued share capital of Western Areas for $1,039.2 million.

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

For its South African operations, Gold Fields contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mine of the different South African operations and various other factors. During fiscal 2009, Gold Fields’ South African operations contributed $10.4 million to the environmental trust fund compared to $11.6 million in fiscal 2008 and $14.6 million in fiscal 2007. For the Ghana, Australia and Peru operations, Gold Fields does not contribute to a trust fund.

Cash flows from financing activities

Net cash provided by financing activities was $215.3 million in fiscal 2009 as compared to net cash utilized in financing activities of $20.2 million in fiscal 2008. The main reason for this movement was that fiscal 2009 included $1,312.3 million in loans received compared to only $603.4 million received in fiscal 2008, although loans repaid increased from $586.5 million in fiscal 2008 to $993.5 million in fiscal 2009.

The $1,312.3 million in loans received in fiscal 2009 comprised:

•

$416.8 million drawn down under an overnight credit facility in order to repay the Mvela Loan. Mvela Gold then used the proceeds from the loan repayment to subscribe for a 15% interest in GFIMSA by paying R4,139 million (the Rand equivalent of the $416.8 million) to GFIMSA. Immediately upon receipt of the GFIMSA shares, Mvela exercised its right to exchange the GFIMSA shares for 50 million new ordinary shares in Gold Fields;

•	$488.0 million borrowed by GFIMSA from various local banks under committed and uncommitted facilities to fund short-term working capital requirements and capital expenditure;

•	$138.0 million drawn down under the $750 million syndicated facility to fund capital expenditure on Cerro Corona and the acquisition of additional Sino Gold shares;

•	$133.5 million issued under the R10 billion Domestic Medium Term Note Programme to refinance existing facilities;

•	$116.0 drawn down under the syndicated revolving loan facility for the purpose of refinancing existing facilities; and

•	$20.0 million drawn down under the short term syndicated facility to fund capital expenditure.

The $603.4 million in loans received in fiscal 2008 comprised:

•

$225.0 million drawn down under a $750.0 million split-tenor revolving credit facility entered into by GFIMSA, Orogen and Gold Fields Operations to fund the capital expenditure on Cerro Corona and the acquisition of additional Sino Gold shares;

•	$172.0 million from the issuance of non-convertible, redeemable preference shares to Rand Merchant Bank for the purpose of refinancing existing facilities;

•	$23.0 million borrowed under the Cerro Corona project finance loan; and

•

$183.4 million borrowed by GFIMSA from various local banks, including borrowings under the Absa 1 and 2 Facilities described below under “—Credit Facilities and Other Capital Resources”, to fund working capital requirements and capital expenditure.

The $993.5 million in loans repaid in fiscal 2009 comprised:

•	$416.8 million repayment to effect the Mvela transaction as described above;

•	$319.2 million repayment of various Group committed and uncommitted facilities used to finance short-term working capital and capital expenditure of the GFIMSA divisions;

•	$150.0 million repayment of the split-tenor revolving credit facility taken out in fiscal 2007;

•	$63.5 million repayment of the preference shares issued; and

•	$44.0 million repayment of the Syndicated revolving loan facility taken out in fiscal 2009.

The $586.5 million in loans repaid in fiscal 2008 comprised:

•	$432.0 million to repay in part the split-tenor revolving credit facility; and

•	$154.5 million to repay various committed and uncommitted facilities, including the Absa 1 and 2 facilities used to finance working capital and capital expenditure of the GFIMSA divisions.

For a description of the Gold Fields’ various credit facilities, see “—Credit Facilities and Other Capital Resources”.

$11.5 million of minority shareholder loans at Tarkwa were repaid in fiscal 2007. No minority shareholder loans were repaid in fiscal 2009 and 2008.

Dividends paid amounted to $121.2 million in fiscal 2009 compared to $142.5 million in fiscal 2008. Dividend payments in fiscal 2009 amounted to R981.0 million, or 150 SA cents per ordinary share, as compared to R1,044.8 million, or 160 SA cents per ordinary share, in fiscal 2008.

During fiscal 2007, Damang paid a dividend and the minority shareholders’ share of this payment was $1.5 million. No such dividends were paid during fiscal 2009 and 2008.

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

In fiscal 2009, $10.7 million was received as a result of share options exercised, as compared to $10.0 million in fiscal 2008. In addition to $10.8 million received from share options exercised in fiscal 2007, Gold Fields received $1,402.0 million from the issue of 90,850,000 shares as a result of the capital raising that took place in February 2007. The $1,402.0 million comprised gross proceeds of $1,427.4 million net of transaction costs of $25.4 million relating to the issue of these shares.

Net cash utilized in financing activities was $20.2 million in fiscal 2008 as compared to net cash provided by financing activities of $1,931.9 million in fiscal 2007. The main reason for this movement was that fiscal 2007 included the proceeds of the $2,637.5 million of loans raised as compared to the $603.4 million loan raised in fiscal 2008. In addition, Gold Fields received $1,402.0 million from the capital raising that took place in fiscal 2007. These amounts were partly offset by loans repaid of $1,950.5 in fiscal 2007 as compared to loans repaid of $586.5 million in fiscal 2008. Dividends paid amounted to $158.2 million in fiscal 2007 compared to $142.5 million in fiscal 2008. Dividend payments in fiscal 2007 amounted to Rand 1,131.0 million, or 200 SA cents per ordinary share as compared to R1,044.8 million, or 160 SA cents per ordinary share, in fiscal 2008. In fiscal 2008, $96.0 million was raised in a rights issue to minority shareholders in La Cima. In fiscal 2007, $10.8 million was received as a result of share options exercised as compared to $10.0 million in fiscal 2008.

Net increase/(decrease) in cash and cash equivalents

As a result of the above, net cash increased by $103.8 million, resulting in cash and cash equivalents at June 30, 2009 of $357.5 million.

Credit Facilities and Other Capital Resources

As at June 30, 2009, Gold Fields had committed, unutilized banking facilities of $239.0 million available under the $311.0 million syndicated revolving credit facility described below and R1,500 million ($186.1 million) available under the R1,500 million long term revolving credit facility described below. As of November 30, 2009, Gold Fields had committed unutilized banking facilities of $51.0 million under the $500 million revolving credit facility, $311 million under the $311 million syndicated revolving credit facility and R1,500 million ($202.7 million) under the R1,500 million long term revolving credit facility described below. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements. As of the date of this annual report, Gold Fields was not in default under the terms of any of its outstanding credit facilities.

In the event that Gold Fields undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

Cerro Corona Facility

On November 14, 2006, Gold Fields La Cima S.A., or La Cima, entered into a U.S.$150 million project finance facility agreement, or the Cerro Corona Facility, with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and other financial institutions, as set out in the agreement. The terms of the Cerro Corona Facility are an upfront arrangement fee of 1.2% and a margin over LIBOR of 0.45% during the pre-completion phase and between 1.25% and 1.75% thereafter. Scheduled principal repayments shall be made in 16 semi-annual installments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning on June 30, 2009. The final installment is due on the tenth anniversary of the signing date. The Cerro Corona Facility is secured by, among other things, pledges of and mortgages over the assets and properties of La Cima. La Cima can elect to make optional prepayments and must make prepayments in certain circumstances, including with the proceeds of any bond issuances up to a maximum of U.S.$100 million. As at June 30, 2009, Gold Fields La Cima had drawn down U.S.$150.0 million under this facility. Subsequent to year end, $9.75 million was repaid under the facility. Under the terms of the Cerro Corona Facility, all payments from the Peruvian operations to any Gold Fields group entities are restricted until the Cerro Corona Facility has been repaid in full.

See “Information on the Company—Gold Fields’ Mining Operations—Peru Operation—Cerro Corona Mine.”

Split-tenor Revolving Credit Facility

On May 16, 2007, GFIMSA, Orogen and Western Areas entered into a U.S.$750.0 million split-tenor revolving credit facility, or the Split-tenor Facility, with lead lenders Barclays Bank Plc and ABN Amro N.V. As originally constituted, the Split-tenor Facility consisted of a U.S.$250 million 364-day revolving tranche (Facility A) and a U.S.$500 million five-year revolving tranche (Facility B). Facility A has since expired, as explained below. Borrowings under the Split-tenor Facility are guaranteed by Gold Fields, GFIMSA, Gold Fields Holdings Company (BVI) Limited, Orogen and Western Areas. Under the Split-tenor Facility, Gold Fields must maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There are also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction. In connection with this facility Gold Fields paid an arrangement fee of 0.10% on Facility A and 0.30% on Facility B and pays a quarterly commitment fee of 0.09% of any undrawn amounts under Facility B and an agency fee of $35,000 per annum. Borrowings under Facility A bore interest at LIBOR plus a margin of 0.25% per annum while borrowings under Facility B bear interest at LIBOR plus a margin of 0.3% per annum. Where the total utilizations under Facility A were equal to or greater than 50% of the amount available, a utilization fee of 0.05% per annum was payable on the total amount of utilizations. The utilization fee was payable quarterly in arrears.

On April 25, 2008, Gold Fields Operations exercised a term-out option under Facility A pursuant to which the $250 million advance outstanding under Facility A at that date was converted to a term loan with a final maturity date of May 16, 2009. In connection with the conversion, Gold Fields paid a term-out fee of 0.05% of the amount that was converted.

On various dates during fiscal 2009, Orogen made draw downs under facility B totaling $120 million. On May 15, 2009, Gold Fields Operations drew down $118 million under Facility B to partly refinance its maturing loan under Facility A. The balance of the Gold Fields Operations’ loan outstanding under Facility A on May 15, 2009 in the amount of $59 million was refinanced using the $311 million facility described below. Also on May 15, 2009, Orogen repaid $16 million of its portion of the maturing Facility A and refinanced the remaining $57 million using the $311 million Syndicated Revolving Credit Facility, as defined below.

The total borrowings at June 30, 2009 for Gold Fields Operations and Orogen under Facility B were $259 million and $241 million, respectively.

On September 17, 2009, Gold Fields utilized some of the proceeds from the sale of its shares in Eldorado Gold Corporation, or Eldorado, (see “—Recent Developments—Disposal of stake in Sino Gold”) to repay the $259 million borrowed by Gold Fields Operations under Facility B. Subsequent to this, Orogen drew down $221 million under Facility B to repay its total borrowings under the $311 million Syndicated Revolving Credit Facility. On November 20, 2009, Orogen repaid $13 million borrowed under this facility.

The total borrowings at the date of this report under Facility B are $449 million.

Facility B matures on May 16, 2012. Facility A expired on May 16, 2009 in accordance with its terms.

$311 million Syndicated Revolving Credit Facility

On May 7, 2009, GFIMSA, Orogen and Gold Fields Operations entered into a 364-day $311 million syndicated revolving credit facility, or the Syndicated Revolving Credit Facility, with an option, or the Extension Option, to extend on the same terms for an additional 364 days from the date of the original final maturity. At any time prior to the date of final maturity, Gold Fields has the option, or the Term Out Option, to convert all advances outstanding under this facility into a term loan with a final maturity date being no more than 24 months after the signing date of the facility. The Extension Option may not be exercised if the Term Out Option has been previously exercised. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On May 15, 2009, Gold Fields Operations and Orogen drew down $59 million and $57 million, respectively, under this facility to refinance their respective portion of the loans maturing under Facility A of the Split-tenor Facility. On June 15, 2009, Gold Fields Operations repaid $44 million of its loan under the Syndicated Revolving Credit Facility.

The total borrowings at June 30, 2009 under this facility were $72 million.

During July 2009, Orogen drew down $50 million under this facility to fund the acquisition of Glencar Mining Plc. Orogen also drew down $130 million on various dates during August 2009 under this facility to fund the consideration for terminating the royalty over St. Ives.

On September 17, 2009, Gold Fields utilized some of the proceeds from the sale of its shares in Eldorado to repay the $15 million borrowed by Gold Fields Operations under this facility. The balance of the proceeds were utilized to repay $36 million of Orogen’s debt under this facility on September 22, 2009. Subsequent to this and on various dates, Orogen refinanced the remaining $221 million under this facility with draw downs under Facility B of the split-tenor revolving credit facility.

The facility bears interest at LIBOR plus a margin of 2.75% per annum. The borrowers are required to pay a quarterly commitment fee of 1.10% per annum, payable on the undrawn portion of the facility. A term out flat fee of 0.25% is payable on the date on which Gold Fields exercises the Term Out Option. This fee will be calculated on the amount of the facility which has been converted into the term loan. Borrowings under the Syndicated Revolving Credit Facility are guaranteed by Gold Fields, GFIMSA, Gold Fields Holdings, Orogen and Gold Fields Operations. There are no outstanding borrowings under this facility at the date of this report.

R500 million Revolving Credit Facility

On August 21, 2007, GFIMSA entered into a R500 million 364-day revolving credit facility, or the Absa 1 Facility, with Absa Capital (a division of Absa Bank Limited). Borrowings under this facility were guaranteed by Gold Fields. The Absa 1 Facility was used for general corporate purposes. Under the terms of the facility agreement, Gold Fields had to maintain a ratio of total net borrowing to tangible consolidated net worth not exceeding 0.40, minimum tangible consolidated net worth of R13 billion and a minimum interest cover ratio of 2.5 times. On September 22, 2008, this facility was reinstated as a short-term facility expiring on October 21, 2008 with the same covenants as the Absa 1 Facility. With effect from November 11, 2008, this facility was again reinstated as a 364-day facility, expiring on November 10, 2009, with the same covenants as the Absa 1 Facility. This facility now bears interest at Johannesburg Interbank Agreed Rate, or JIBAR, plus a margin of 1.20% per annum. On May 15, 2009, R500 million was drawn down under the facility. That amount remained outstanding at June 30, 2009. On November 10, 2009, Gold Fields utilized the proceeds from notes issued under the R10 billion Domestic Medium Term Note Program to repay the outstanding amount when the facility expired in accordance with its terms.

R1,000 million Short Term Revolving Credit Facility

On January 31, 2008, GFIMSA, Gold Fields Operations, Orogen and GFLMSL entered into a R1,000 million 364-day revolving credit facility effective May 15, 2008, or the Absa 2 Facility, with Absa Capital. The Absa 2 Facility was used for capital expenditure in respect of gold mining projects and general corporate and working capital purposes. During fiscal 2008, Gold Fields utilized and repaid the full amount of the Absa 2 Facility. R500 million was drawn down under the Absa 2 Facility on June 27, 2008 and a further R500 million was drawn down on August 5, 2008. These amounts were repaid on May 4, 2009 and May 14, 2009, respectively, and the facility expired on May 14, 2009.

R1,500 million Long Term Revolving Credit Facility

On May 6, 2009, GFIMSA and Gold Fields Operations entered into a R1.5 billion five-year revolving credit facility with Nedbank Limited, effective June 10, 2009. The facility is to be used for capital expenditure, general corporate and working capital requirements and the refinancing of existing debt. The facility bears interest at JIBAR plus a margin of 2.95% per annum. The borrowers are required to pay a commitment fee of 0.75% per annum on the undrawn and uncanceled amounts of the facility, calculated and payable semi-annually in arrears. The facility matures on June 10, 2014. Borrowings under the facility are guaranteed by Gold Fields, Gold Fields Holdings, Gold Fields Operations, Orogen and GFIMSA. As at June 30, 2009 no amounts were drawn under the facility. There are no outstanding borrowings under this facility at the date of this report.

Preference Shares

On December 24, 2007, Gold Fields Limited issued R1,200 million ($172.0 million at the exchange rate in effect on the date of issuance) of non-convertible redeemable preference shares, or the Preference Shares, to Rand Merchant Bank. The dividend rate payable is a floating rate that increases from 22% up to 54% of the prime lending rate quoted by FirstRand Bank Limited, or the Prime Rate, over the life of the Preference Shares. In certain circumstances, the dividend rate increases up to 61% of the Prime Rate in the event the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The Preference Shares can be redeemed by the Company in the event the dividend rate is adjusted according to the terms of the Preference Shares, or at any time on 14 days’ notice. The proceeds of the issuance of the Preference Shares were used to refinance a portion of the Split-tenor Facility. The Preference Shares mature on January 24, 2011 and payment in full of all dividends, redemption amounts, costs and expenses that may become payable in respect of the Preference Shares has been guaranteed by GFIMSA, Orogen, Gold Fields Operations and Gold Fields Holdings.

On October 10, 2008, R600 million ($63.5 million) of the R1,200 million preference shares was repaid, with an attributable dividend of R23.2 million ($2.5 million). The remaining balance as at June 30, 2009 was R684.2 million ($84.9 million), consisting of capital of R600.0 million ($74.4 million) and an attributable dividend of R84.2 million ($10.5 million). The balance remaining at November 30, 2009 is R600 million ($81.1 million) plus attributable dividend of R102.8 million ($13.9 million).

R10 billion Domestic Medium Term Note Programme

Gold Fields established a R10 billion Domestic Medium Term Note Programme, the Programme, on April 6, 2009. Under the Programme, Gold Fields may from time to time issue notes denominated in any currency. The notes are not subject to any minimum or maximum maturity and the maximum aggregate nominal amount of all notes from time to time outstanding may not exceed R10 billion. The Programme has been registered with the Bond Exchange of South Africa Limited, or BESA, and the notes issued can be listed on BESA or not, at Gold Fields’ election.

Under the Programme, Gold Fields issued listed notes on April 9, 2009 and June 4, 2009, totaling R568 million and R575 million, respectively. The different notes issued mature either three months or six months from the date of issue and bear interest at Johannesburg Interbank Agreed Rate (JIBAR) plus a margin ranging from 0.675% to 1.000% per annum.

The total principal amount of notes in issue at June 30, 2009 under the Programme was R1,143 million ($141.8 million).

R90 million of notes matured on July 9, 2009, R240 million matured on September 3, 2009, R708 million matured on October 9, 2009, R335 million matured on December 2, 2009 and R340 million matured on December 3, 2009. In addition, on July 9, 2009, R230 million and R120 million of notes were issued with a 3 month and a 6 month maturity respectively. On September 3, 2009, R340 million, R282 million and R100 million were issued with a three-month, six-month and 12-month maturity respectively. On October 9, 2009, R598 million and R110 million were issued with a 4 month and 6 month maturity respectively. On October 22, 2009, a further R200 million, R300 million and R50 million were issued with a three-month, six-month and 12-month maturity respectively. Notes with a value of R569 million and R231 million and a maturity of 3 months and 6 months, respectively, were issued on December 3, 2009.

On October 6, 2009, Gold Fields amended the Programme by which GFIMSA, Gold Fields Holdings, Orogen and Gold Fields Operations agreed to guarantee to the noteholders the due and punctual performance by Gold Fields of all its payment obligations under the notes. All notes issued under the Programme subsequent to October 6, 2009 are subjected to the guarantee.

The total principal amount of notes in issue on December 3, 2009 under the Programme is R2,560 million.

Acquisition of South Deep

In connection with the acquisition of BGSA and Western Areas, GFIMSA entered into a U.S.$1.8 billion credit facility, or the GFIMSA Facility, with Citibank, N.A. London Branch, J.P. Morgan Plc and J.P. Morgan Europe Limited on November 24, 2006. Under the GFIMSA Facility, Gold Fields paid a commitment fee of 0.15% until three months from the date of the agreement, then 0.20% until six months from the date of the agreement and 0.25% thereafter on any undrawn amounts. Gold Fields paid an upfront arrangement fee of 0.15% and further arrangement fees of 0.10% of the unborrowed amount as of the first day of each of the fourth and seventh months from the date of the agreement, as well as an agency fee of U.S.$5,000 per annum. Amounts borrowed under the GFIMSA Facility bore interest at LIBOR plus a margin of 0.40% until three months from the date of the agreement, 0.50% until six months from the date of the agreement and 0.60% thereafter.

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

Bolivar Acquisition

On February 28, 2006, Gold Fields acquired the remaining interest of 85.55% it did not already own in Bolivar for $289.5 million ($295.4 million paid less cash acquired of $5.9 million). On that date, Gold Fields also made a loan of $72.4 million to Bolivar, which was part of the purchase consideration and was subsequently capitalized.

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

Mvela Loan

On March 17, 2004, as part of the transaction involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields, Mvela Gold advanced Rand 4,139 million, or the Mvela Loan, to GFIMSA. The Mvela Loan had a term of five years and bore interest at a rate of 10.57% per annum.

GFIMSA applied the net proceeds of the Mvela Loan of $586.7 million (R4,139 million less R32 million of costs at an exchange rate of R7.00 to $1.00) toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of an internal restructuring of Gold Fields. In connection with the Mvela Loan, GFIMSA entered into two interest rate swaps, both of which were designated as fair value hedges and which were accounted for as a single swap. The interest rate swap was closed out on June 3, 2005 with the loan reverting to the fixed interest rate mentioned above. Gold Fields realized mark-to-market gains on the swap of $36.2 million and interest rate credits of $14.8 million, giving a total gain of $51.0 million. Of the $36.2 million realized mark-to-market gain, $26.3 million was accounted for prior to fiscal 2009 and $4.9 million was accounted for in fiscal 2009. The balance of $5.0 million relates to exchange differences due to differing rates used for the purpose of initial recognition and subsequent income statement charges. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity.”

On March 17, 2009, GFIMSA repaid the Mvela Loan to Mvela Gold by utilizing an overnight facility, upon which repayment Mvela Gold subscribed for 15% of the ordinary shares in the capital of GFIMSA for a subscription price of R4,139 million. Immediately upon receipt of the GFIMSA shares, Mvela Gold exercised its right to exchange the GFIMSA shares for 50 million new ordinary shares in Gold Fields.

Capital expenditure

Capital expenditure was $760.3 million in fiscal 2009, compared to $1,154.4 million in fiscal 2008, See “—Liquidity and Capital Resources—Cash Resources—Cash flows from investing activities.” Gold Fields expects to incur approximately Rand 7,200.0 million ($800.0 million) in capital expenditure in fiscal 2010, which it expects to finance from internal sources and, to the extent required, credit facilities. Details regarding the specific capital expenditure for each operation are found in the individual operation sections under “Information on the Company—Gold Fields’ Mining Operations.”

Contractual obligations and commitments as at June 30, 2009

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Long-term debt
Syndicated Revolving Credit Facility
Capital	72.0	—	72.0	—	—
Interest	4.1	2.2	1.9	—	—
Split-tenor Facility
Capital	500.0	—	500.0	—	—
Interest	8.9	3.1	5.8	—	—
Project Finance (Cerro Corona)
Capital	150.0	19.5	31.1	39.8	59.6
Interest	8.6	0.5	3.3	2.8	2.0
Preference shares
Capital	74.4	—	74.4	—	—
Interest	28.7	—	28.7	—	—
Medium Term Note Programme
Capital	141.8	141.8	—	—	—
Interest	3.7	3.7	—	—	—
Short-term syndicated facility
Capital	20.0	20.0	—	—	—
Interest	0.2	0.2	—	—	—
Absa and uncommitted facilities
Capital	136.4	136.4	—	—	—
Interest	0.6	0.6
Operating lease obligations—building	5.5	1.7	3.0	0.8	—

Other long-term obligations
Post-retirement healthcare(1)	11.4	0.2	0.5	0.2	10.5
Environmental obligations(2)	237.0	4.0	8.0	8.0	217.0
Total contractual obligations	1,403.3	333.9	728.7	51.6	289.1

Notes:

(1)	Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go basis.

(2)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “—Critical Accounting Policies and Estimates—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Other commercial commitments
Guarantees(1)	2.5	2.5	—	—	—
Capital expenditure(2)	131.4	131.4	—	—	—
Funding commitments(3)	0.6	0.6	—	—	—
Total commercial commitments	134.5	134.5	—	—	—

Notes:

(1)	Guarantees consist of numerous obligations. Guarantees consisting of $27.1 million committed to guarantee Gold Fields’ environmental obligations with respect to its Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

(2)	Capital expenditure consists only of amounts committed to external suppliers, although as of June 30, 2009 an amount of $958.7 million in respect of capital expenditure had been approved by Gold Fields’ Board.

(3)	Funding commitments consist of a $0.6 million commitment to the New Africa Mining Fund, or NAMF. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. Gold Fields originally committed R50 million ($6.2 million) for a six-year period which expired on February 28, 2009. No new investments are permitted but follow on investments of up to $7.0 million are allowed, the Gold Fields portion of which is estimated at approximately $0.6 million. As at June 30, 2009 Gold Fields Limited had contributed net $3.9 million.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At June 30, 2009, Gold Fields had no off balance sheet items.

Recent Developments

Disposal of stake in Sino Gold

On June 3, 2009, Gold Fields Limited reached agreement to sell its 19.9% stake in Sino Gold to Eldorado for a total consideration of approximately $282 million payable in Eldorado shares. The conditions precedent for this agreement were reached, and the Eldorado shares were received, after fiscal year end, on July 27, 2009. Gold Fields received a share exchange ratio of 48 Eldorado shares for every 100 Sino Gold shares, which resulted in Gold Fields holding 27,824,654 Eldorado shares or approximately 7% of the outstanding shares of Eldorado on a fully diluted basis.

In addition, Gold Fields holds a top-up right for a period of 18 months effective from the date of the agreement, being June 3, 2009, which will apply should Eldorado purchase an additional 5% or more of the outstanding shares of Sino Gold and the sellers in that transaction realize a consideration ratio in excess of the share exchange ratio of 0.48 Eldorado shares per Sino Gold share received by Gold Fields. Assuming completion of the offer based on the terms announced by Eldorado and Sino Gold on August 26, 2009, Gold Fields would receive 4,057,762 shares due to its top-up rights.

On September 4, 2009, Gold Fields disposed of its entire holding in Eldorado for a total consideration of CAD 323 million ($299.3 million).

Acquisition of Glencar Mining

On July 24, 2009, Gold Fields Limited, through a wholly owned subsidiary, reached agreement with Glencar Mining Plc, or Glencar, on the terms of a recommended cash offer to acquire the entire issued capital of Glencar for cash. On August 7, 2009, the offer document was posted to eligible Glencar shareholders, who had until September 4, 2009 to accept the offer. On September 7, 2009, Gold Fields announced that it had received 83.1% of acceptances and therefore 83.1% of the issued share capital of Glencar. All conditions of the offer were satisfied or waived at that time and therefore the offer was declared unconditional in all respects. Gold Fields has also taken control of the board of Glencar with the appointment of three new directors. Subsequently, Gold Fields completed the final squeeze-out of shareholders on November 9, 2009. Gold Fields now holds 100% of Glencar Mining plc.

Termination of Royalty Over St. Ives

When Gold Fields acquired St. Ives in late 2001, the total consideration included a royalty, which was subsequently acquired by subsidiaries of Morgan Stanley Bank. The royalty comprised two parts (i) a payment equal to 4% of the net smelter returns for gold produced from St. Ives to the extent that cumulative production of gold from November 30, 2001 exceeded 3.3 million ounces, but subject to the average spot price of gold for the relevant quarter exceeding A$400 per ounce; and (ii) provided that the gold price exceeded A$600/oz, a payment equal to 10% of the difference between revenue calculated at the spot gold price expressed in Australian dollars per ounce and at a price of A$600/oz calculated on all future ounces produced by St. Ives. Both components of the royalty were payable on all future production from St. Ives.

On August 26, 2009 an Agreement was executed under which the royalty was terminated for a consideration of A$308 million ($257.1 million). The transaction was financed from cash resources and available facilities and closed on August 26, 2009.

Trend and Outlook

The trend and outlook below are based on management accounts, which are prepared based on IFRS.

During the first quarter of fiscal 2010, Gold Fields’ operating profit was lower than that achieved in the fourth quarter of fiscal 2009. The lower operating profit was primarily due to the lower gold price and increased production costs. Gold production and sales were similar to the June quarter. Production at Tarkwa increased due to higher throughput at the new CIL plant and equivalent production increased at Cerro Corona due to a favourable copper price. These increases were mostly offset by lower production from Australia due to a stope failure at one of the underground mines at St. Ives, while production at Damang, Agnew and the South African operations were similar quarter on quarter. Increased production costs at the South African operations were driven largely by the annual wage increase and increased power costs. In West Africa, increased production costs resulted from the increased throughput at Tarkwa. Cerro Corona’s production cost increase was primarily due to the accrual for statutory Workers Legal Participation of profits. Australia’s production costs were lower in local currency due to the cessation of the Morgan Stanley royalty. The average gold price Gold Fields achieved during the quarter was $964 per ounce, compared to $928 in the fourth quarter of fiscal 2009. In the first quarter of fiscal 2010, net earnings were positive compared with a loss in the fourth quarter of fiscal 2009. This was mainly due to profit on the sale of our stake in Sino Gold and the sale of Eldorado shares compared with a loss in the previous quarter due to an impairment of our investment in Rusoro.

Gold production is expected to increase slightly at Gold Fields’ operations in the second quarter of fiscal 2010 compared with the first quarter. Operating margins are expected to remain fairly constant. Management believes that Gold Fields remains on target to achieve its short-term priorities. See “Information on the Company—Strategy— Specific Strategic Goals and Objectives for fiscal 2010”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Alan J. Wright	68	Non-executive Chairman	November 2011
Nicholas J. Holland	51	Executive Director and Chief Executive Officer	November 2012
Paul A. Schmidt(2)	42	Executive Director and Chief Financial Officer	November 2010
Rupert L. Pennant-Rea	61	Non-executive Director	November 2010
Chris I. von Christierson	62	Non-executive Director	November 2011
Kofi Ansah	65	Non-executive Director	November 2010
John G. Hopwood	61	Non-executive Director	November 2010
Donald M. J. Ncube	62	Non-executive Director	November 2010
David N. Murray	64	Non-executive Director	November 2011
Gayle M. Wilson(3)	64	Non-executive Director	November 2011
Richard P. Menell(4)	54	Non-executive Director	November 2012
Cheryl A. Carolus(5)	49	Non-executive Director	November 2012
Roberto Dañino (6)	58	Non-executive Director	November 2012
Alan R. Hill(7)	66	Non-executive Director	November 2012

Notes:

(1)	Terms expire on the date of the annual general meeting in that year.

(2)	Paul A. Schmidt joined the Board on November 6, 2009 as an Executive Director.

(3)	Gayle M. Wilson joined the Board on August 1, 2008 as a Non-executive Director.

(4)	Richard P. Menell joined the Board on October 8, 2008 as a Non-executive Director.

(5)	Cheryl Carolus joined the Board on March 10, 2009 as a Non-executive Director.

(6)	Roberto Dañino joined the Board on March 10, 2009 as a Non-executive Director.

(7)	Alan R. Hill joined the Board on August 21, 2009 as a Non-executive Director.

Terence P. Goodlace resigned as an executive director and chief operating officer with effect from October 15, 2008. Gill Marcus resigned as a non-executive director with effect from July 20, 2009.

Directors and Executive Officers

The Articles of Association of Gold Fields provide that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of two executive directors and 12 non-executive directors, all of whom are independent.

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

Under Section 303A.11 of the New York Stock Exchange Company Manual, or the NYSE Listing Standards, foreign private issuers such as Gold Fields must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. listed companies under the NYSE Listing Standards. Disclosure of the significant ways in which Gold Fields’ corporate governance practices differ from practices followed by U.S. companies listed on the New York Stock Exchange can be found in Item 16G of this report.

The business address of all the directors and executive officers of Gold Fields is 150 Helen Road, Sandown, Sandton, 2196 South Africa, the address of Gold Fields’ head office.

Executive Directors

Nicholas J. Holland. BCom, BAcc, Witwatersrand; CA (SA). Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance from April 1998. On April 15, 2002, his title changed to Chief Financial Officer until April 30, 2008. Mr. Holland has 29 years’ experience in financial management and 20 years of experience in the mining industry. Prior to joining Gold Fields he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited. He is also an alternate director of Rand Refinery Limited.

Paul A. Schmidt., BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA). Executive Director, Chief Financial Officer. Mr Schmidt was appointed Chief Financial Officer on January 1, 2009 and joined the Board on November 6, 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from May 1, 2008. Prior to this appointment, Mr Schmidt was financial controller for Gold Fields from April 1, 2003. He has more than 12 years’ experience in the mining industry. Mr Schmidt holds no other directorships.

Non-executive Directors

Alan J. Wright. CA (SA). Chairman of the Board of Directors. Mr. Wright was appointed the non-executive Chairman of the Board on November 17, 2005. Prior to that, Mr. Wright had been Deputy Chairman of Gold Fields since November 1997. Prior to September 1998, Mr. Wright was the Chief Executive Officer of Gold Fields of South Africa Limited. Mr. Wright holds no other directorships.

Rupert L. Pennant-Rea. BA, Trinity College, Dublin, Ireland; MA, University of Manchester, UK. Non-executive Director. Mr. Pennant-Rea has been a Director of Gold Fields since July 1, 2002. He is Chairman of Henderson Group Plc and is a Director of First Quantum Minerals, Go-Ahead Group, Times Newspaper Holdings Limited and a number of other companies. Previously, Mr. Pennant-Rea was editor of The Economist and Deputy Governor of the Bank of England.

Chris I. von Christierson. BCom, Rhodes; MA, Cambridge, UK. Non-executive Director. Mr. von Christierson has been a Director of Gold Fields since May 10, 1999. As a result of a takeover by Lundin Mining, he stepped down as the Chairman of Rio Narcea Gold Mines Limited on July 18, 2007. He is currently a Director of Southern Prospecting (UK) Limited and director of Platmin Limited.

Kofi Ansah. BSc (Mechanical Engineering) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology, USA. Non-executive Director. Mr. Ansah was appointed a Director of Gold Fields in April 2004. He is a Director of Ecobank (Ghana) Limited and Aluworks Limited.

John G. Hopwood. B.Com, Natal; CA (SA). Non-executive Director. Mr. Hopwood was appointed a Director of Gold Fields on February 15, 2006. Previous experience includes being a Director and head of the Mergers and Acquisitions division at Ernst & Young Corporate Finance. He was an Executive Director of Gold Fields of South Africa Limited from January 1992 to September 1998. Mr. Hopwood is a member of the Board of Trustees of the New Africa Mining Fund and Chairman of the Fund’s Investment Committee and a non-executive director of Pan African Resources Plc and of Metorex Ltd.

Donald M. J. Ncube. BA Economics and Political Science, Fort Hare University; Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland; Graduate MSc Manpower Studies, University of Manchester, UK, Diploma in Financial Management. Non-executive Director. Mr. Ncube was appointed a Director of Gold Fields on February 15, 2006. Previously, he was an alternate Director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a Director of AngloGold Ashanti Limited as well as Non-Executive Chairman of South African Airways. He is currently Chairman of Rare Holdings Limited, Chairman of Badimo Gas (Proprietary) Limited and Executive Director of Cincinnati Mine Machines (RSA) (Proprietary) Limited. He serves on the boards of various other companies.

David N. Murray. BA Hons Econ; MBA (UCT). Mr. Murray joined the Board on January 1, 2008. He has more than 36 years’ experience in the mining industry and has been Chief Executive Officer of Rio Tinto Portugal, Rio Tinto Brazil, TVX Gold INC, Avgold Limited and Avmin Limited. He is a non-executive Director of Ivernia, Inc.

Gayle M. Wilson. BCom, BCompt (Hons); CA (SA). Non-executive Director. Mrs. Wilson was appointed a Director on August 1, 2008. She was previously an audit partner at Ernst & Young for 16 years where her main focus was on mining clients. In 1998, she was involved in AngloGold Ashanti Limited’s listing on the NYSE and in 2001 she took over as the lead partner on the global audit. Other mining clients during her career include Northam Platinum Limited, Aquarius Platinum Limited, Anglovaal Mining Limited (now African Rainbow Minerals Limited) and certain Anglo Platinum operations. She is a non-executive Director of Witwatersrand Consolidated Gold Resources Limited.

Richard P. Menell. BA (Hons), MA (Natural Sciences, Geology), Trinity College, Cambridge, UK; M.Sc. (Mineral Exploration and Management), Stanford University, California, USA. Non-executive Director. Mr. Menell has been a Director of Gold Fields since October 8, 2008. He has over 30 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc. and Chairman of Anglovaal Mining Limited and Avgold Limited. He is a Director of Weir Group Plc, Mutual and Federal Insurance Company Limited, the Standard Bank of South Africa Limited, the Standard Bank Group Limited, the National Business Initiative and various other companies. Mr Menell is the Chairman of the City Year South Africa Citizen Service Organization and Chairman of the Palaeo-Anthropological Scientific Trust.

Cheryl A. Carolus. BA Law; Bachelor of Education, University of the Western Cape. Non-executive Director. Ms. Carolus has been a director of Gold Fields since March 10, 2009. Ms. Carolus joined the United Democratic Front (UDF) in 1983. She was National Co-ordinator of the UDF from 1985 to 1990. In May 1990, Ms Carolus was elected to be part of the African National Congress’ (ANC) delegation which held talks with the apartheid government, and in July 1991, she was elected to the ANC’s National Executive Committee. From 1994 to 1997, she was Deputy Secretary General of the ANC and from 1997 to 1998 she was acting Secretary General. In 1998, she became South Africa’s High Commissioner to the UK. Between 2001 and 2004, she was the Chief Executive Officer of SA Tourism (SATOUR). She served as chairperson of the South African National Parks Board for six years. She is currently Executive Chairperson of Peotona Holdings, an investment company that deals with business development, and a Non-executive Director of De Beers Consolidated Mines Limited, Fenner Conveyor Belting SA (Pty) Limited, Macsteel Service Centres SA, IQ Business Group, Investec Limited, Investec Plc and the Constitution Hill Trust (Proprietary) Limited. Ms. Carolus is a Non-executive Director and Chairperson of South African Airways (Pty) Limited and a Non-executive Chairperson of the LoveLife Trust. She is a Non-executive Director of WWF International (World Wildlife Fund) and the Soul City Institute. Ms. Carolus is Non-executive Trustee of WWW South Africa and a Non-executive Member of the International Crisis Group.

Roberto Dañino. LLM, Harvard Law School; Bachelor of Law and Attorney, Pontificia Universidad Católica del Perú. Non-executive Director. Mr. Dañino has been a director of Gold Fields since March 10, 2009. He served as Prime Minister of Peru from 2001 to 2002 and Ambassador of Peru to the United States from 2002 to 2003. From 2003 to 2006, Mr Dañino was the Senior Vice President and General Counsel of the World Bank Group as well as Secretary General of the International Centre for Settlement of Investment Disputes (ICSID). He was also the founding General Counsel of the Inter-American Investment Corporation (IIC) in Washington, D.C., the private sector affiliate of the Inter-American Development Bank. Mr. Dañino sits on various corporate and non-profit boards, both in Peru and the United States, including Gold Fields La Cima in Peru. Mr Dañino is a Peruvian lawyer who has practiced for over 30 years as a partner of leading law firms in Lima and Washington, DC. He has extensive experience throughout Latin America, as well as in the United States and the United Kingdom. He is a graduate of Harvard Law School and the Pontificia Universidad Catolica del Peru. Mr Dañino is currently the Deputy Chairman of the Board of Hochschild Mining Plc.

Alan R. Hill. B.Sc (Hons), M. Phil (Rock Mechanics), Leeds University, UK. Mr Hill joined the Board on August 21, 2009. From 2004 to 2007, Mr Hill was the non-executive chairman of Alamos Gold Limited and, from 2005 to 2009, he held the position of President and CEO of Gabriel Resources Limited. Both companies are involved in gold exploration and development. Mr Hill’s mining career started on the Zambian Copperbelt, following which he joined Noranda, Inc. where he managed gold and nickel mines. He worked as a consultant for a short period, before joining Camflo Mines in 1981, which merged with Barrick Gold in 1984. Mr Hill joined Barrick as part of the merger and spent 19 years with Barrick and was instrumental in its considerable growth, having played a pivotal role in its various merger and acquisition initiatives through the years. He retired from Barrick in 2003 as its Executive Vice President, Development.

Retired Executive Director

Terence P. Goodlace (49). National Higher Diploma Metalliferous Mining: BCom (UNISA); MBA, Wales. Mr. Goodlace joined the board on May 1, 2008 when he was appointed Chief Operating Officer. Prior to this appointment, he was Executive Vice President and Head of South African Operations, Executive Vice President

and Head of International Operations, Senior Vice President—Strategic Planning, Senior Manager for Corporate Finance for Gold Fields and Manager at various Gencor Limited mines. He has more than 27 years’ experience in the mining industry. Mr. Goodlace resigned as a Director of Gold Fields effective October 15, 2008.

Retired Non-executive Director

Gill Marcus (60). BCom, University of South Africa (UNISA). Non-executive Director. Prof. Marcus was appointed a Director of Gold Fields on February 14, 2007. She served as a member of the ANC National Executive Committee from 1991 to 1999 and Member of Parliament from 1994 to 1999. Prof. Marcus served as Deputy Minister of Finance from 1996 to 1999. She served as Deputy Governor of the South African Reserve Bank from 1999 to 2004. Since 2004, she has been Professor of Policy, Leadership and Gender Studies at the Gordon Institute of Business Science. From November 2005 to March 2007, Prof. Marcus was Executive Chairperson of Western Areas Limited. In 2007, she was appointed as Non-executive Chairperson of Absa Group Limited. Prof. Marcus resigned as a Non-executive Director of Gold Fields effective July 20, 2009. She was appointed Governor of the South African Reserve Bank on November  9, 2009.

Executive Officers

James W. D. Dowsley (51). BSc (Mining Engineering), Witwatersrand. Senior Vice President and Head of Corporate Development. Mr. Dowsley was General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Limited.

Jan W. Jacobsz (48). BA, University of Johannesburg (previously Rand Afrikaans University). Senior Vice President, Head of Investor Relations and Corporate Affairs. Mr. Jacobsz was appointed Senior Vice President, Head of Investor Relations and Corporate Affairs on December 10, 2007. Prior to this, he was appointed as Senior Vice President, North American Investor Relations and Sustainable Development in July 2007. Previously, Mr. Jacobsz held the position of Manager and Senior Manager of Investor Relations and Corporate Affairs of Gold Fields. Prior to that, Mr. Jacobsz was Program Manager of the Vulindela Transformation Program for Gold Fields of South Africa Limited and Administrator of The Gold Fields Foundation.

Michael D. Fleischer (48). BProc, University of Witwatersrand. Admitted as attorney of the High Court of South Africa in 1991, Advanced Taxation Certificate, University of South Africa. Executive Vice President, General Counsel. Mr. Fleischer was appointed to his current position of Executive Vice President, General Counsel on November 1, 2006. Prior to his appointment, Mr. Fleischer was a partner in the corporate services department at Webber Wentzel, one of the leading South African law firms. Mr. Fleischer has a wide range of experience in mergers and acquisitions, commercial transactions, mining law and stock exchange transactions. He was ranked as one of South Africa’s leading commercial lawyers by Chambers Global.

Italia Boninelli (53). MA Witwatersrand; PDLR (UNISA) SBL. Senior Vice President, Head of Human Resources. Mrs. Boninelli was appointed to the position of Senior Vice President, Head of Human Resources of Gold Fields on January 8, 2007. She is also the Chairperson of the Gold Fields Business Leadership Academy. Prior to that, she was group human resources director of Netcare. She has previously held senior human resources, marketing and communications positions in Standard Bank and Sappi Limited.

Tommy D. McKeith (45). BSc. Hons (Geology), GDE (Mining) and MBA, University of the Witwatersrand (South Africa). Mr. McKeith was appointed Executive Vice President, Head of Exploration on October 1, 2007. Prior to rejoining Gold Fields in October 2007, he served as Chief Executive Officer for Troy Resources NL. From August 2004 until January 2006, he was Vice President of Business Development at Gold Fields. Before joining Troy, he worked for over 15 years with Gold Fields and its predecessors in various mine geology, exploration and business development positions. Mr. McKeith has 21 years of experience in business development, mining and exploration geology in the international mining sector.

Vishnu P. Pillay (52). BSc, MSc at Maharaja Sayajirao University of Baroda, Gujurat, India. Executive Vice President, Head of the South African Region. Mr Pillay was appointed Executive Vice President, Head of the South African Region on May 1, 2008. He was previously Vice President, Head of Operations at Driefontein from 2006. He was formerly Senior Consultant, Mineral Resources Management and, apart from a brief period with Council for Scientific and Industrial Research (CSIR) where he held the positions of Executive Director, CSIR Mining Technology and Group Executive, Institutional Planning and Operation, he has 23 years of service with Gold Fields.

Peter L. Turner (52). National Higher Diploma (NHD) Vaal Triangle Technikon SA, Mechanical Engineering; South African Mine Manager Certificate of Competency—Metalliferous. Executive Vice President, Head of West Africa. Mr Turner was appointed as Executive Vice President, Head of West Africa on August 1, 2009. He moved to Ghana in 2008 when he was appointed Vice President of Operations and before that he was the head of the Kloof Gold Mine in South Africa from 2005. Prior to joining Gold Fields in 2005, he was Managing Director of Geita Gold Mining Limited in Tanzania from 2002 to 2005 and, before that, General Manager of East and West Africa Region for AngloGold Ashanti where he spent the majority of his career. He progressed through the ranks, starting as an engineering trainee at Vaal Reefs in 1975, later spending time in various managerial positions at numerous gold mining operations. Mr Turner has more than 34 years of experience in the mining industry.

Juan L. Kruger (39). Bachelor degree in Business and Finance, Universidad del Pacifico; MBA, Harvard Business School. Executive Vice President, Head of Operations for South America. Mr. Kruger was appointed as Executive Vice President, Head of Operations for South America on August 1, 2009. He has over 15 years of broad experience in corporate finance, strategic planning and general management in the mining, consumer goods, airline, telecommunications and financial services industries in South America. Mr. Kruger joined Gold Fields in October 2007 as Senior Vice President and country manager for the Peruvian Operations, and led the start-up team at Cerro Corona. As of April 2008, he assumed responsibilities for the South American region. From 2001 to 2004, Mr Kruger was the Chief Financial and Strategy Officer for Telefonica and, from 2004 to 2006, he was employed by Glencore A.G. where he was in charge of managing Empresa Minera Los Quenales and Perubar S.A. Prior to joining the company, he also held senior management positions for LAN Airlines, McKinsey & Co and Procter & Gamble in South America.

Ben Zikmundovsky (59). Bachelor of Science, Mechanical Engineering, University of Technology, Prague, Czech Republic; Diploma in Business Management. Executive Vice President, Head of International Capital Projects and International Technical Services. Mr. Zikmundovsky was appointed as Executive Vice President, Head of International Capital Projects and International Technical Services on August 1, 2009. He held the position of Business Manager with Bechtel Australia from 1999 to 2002 and was the Managing Director—Africa of GRD Minproc Limited from 2002 until he joined the company. Mr Zikmundovsky has over 30 years’ experience in the development of companies, operations and projects in the mining, mineral processing, construction and equipment industries on the African continent, in South America, the former Soviet Union countries, the Middle East and in Europe. He started his career in 1973 as a project design engineer for Roberts Union Corporation (RUC) in South Africa.

Retired Executive Officer

Glenn R. Baldwin (37). BEng (Hons) Mining, University of South Australia. Executive Vice President, Head of Australasia. Mr. Baldwin was appointed Executive Vice President, Head of Australasia on May 1, 2009. Previously, Mr. Baldwin was appointed Executive Vice President, Head of International Operations in April 2007. Prior to his appointment at Gold Fields, Mr. Baldwin was the Chief Operating Officer at Ivanhoe Nickel & Platinum Ltd. After finishing his degree, Mr. Baldwin spent seven years in Australia in operational mining activities in various capacities (technical and managerial). In South Africa, he previously served as Vice President of Operations for Southern Platinum Limited and in various roles within the Anglo American Group. Mr. Baldwin resigned from Gold Fields effective December 31, 2009.

James J. Komadina (52). BSc (Metallurgical Engineering), University of Arizona; MBA (Finance), University of Phoenix; AMP Wharton. Senior Vice President, Development Projects. Mr Komadina joined Gold Fields in February 2005. He was responsible for all project development activities outside of South Africa. Prior to joining Gold Fields he was executive officer, North America for AngloGold Limited. Mr. Komadina resigned from Gold Fields effective September 15, 2008.

Company Secretary

Cain Farrel (59). FCIS, MBA, Southern Cross University, Australia. Mr. Farrel was appointed Company Secretary on May 1, 2003. Mr. Farrel is past President and a Director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr. Farrel served as Senior Divisional Secretary of AngloAmerican Corporation of South Africa.

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

Donald M. J. Ncube

Gayle M. Wilson

Richard P. Menell

The Remuneration Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of executive directors and other executive officers. Membership of the Remuneration Committee is as follows:

Chris I. von Christierson (chairman)

Alan J. Wright

John G. Hopwood

Gayle M. Wilson

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

Cheryl A. Carolus

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

Alan J. Wright (chairman)

Rupert L. Pennant-Rea

Kofi Ansah

Roberto Dañino

Chris I. von Christierson

The Capital Projects Control and Review Committee was established on May 1, 2009 as a sub-committee to satisfy the Board that Gold Fields has used correct and efficient methodologies and has adequate controls in place in respect of new capital projects proposed by management in excess of R1.5 billion or U.S.$200 million. These projects are reviewed from inception to completion and the committee makes recommendations to management as it considers appropriate. Membership of the Capital Projects Control and Review Committee is as follows:

Richard P. Menell (chairman)

Gayle M. Wilson

Chris I. von Christierson

Alan Hill

David N. Murray

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic and operating issues facing Gold Fields. The composition of the Executive Committee is as follows:

Nicholas J. Holland	Chairman
Paul A. Schmidt	Chief Financial Officer
Italia Boninelli	Vice President—Human Resources
James W. D. Dowsley	Senior Vice President—Corporate Development
Tommy D. McKeith	Executive Vice President—Exploration and Business Development
Vishnu P. Pillay	Executive Vice President—South African Operations
Peter L. Turner	Executive Vice President—West African Operations
Juan L. Kruger	Executive Vice President—South American Operations
Ben Zikmundovsky	Executive Vice President—International Capital Projects and International Technical Services
Jan W. Jacobsz	Senior Vice President—Investor Relations and Corporate Affairs
Glenn R. Baldwin(1)	Executive Vice President—Australasia Operations
Michael D. Fleischer	Executive Vice President—General Counsel
Cain Farrel	Company Secretary

Note:

(1)	Glenn R. Baldwin resigned from Gold Fields effective December 31, 2009.

Regional Executive Management Committees

Each of Gold Fields’ four operating regions (South Africa, Australasia, West Africa and South America) has a Regional Executive Management Committee.

South African Regional Executive Management Committee composition:

Vishnu P. Pillay	Chairman of the Regional Executive Management Committee and Executive Vice President and Head of South African Operations
Paddy Govender	Vice President—Commercial Services
Koos Barnard	Vice President and Head of Operations—Driefontein
Charl Keyter	Senior Manager Finance—South African Operations
Ben Haumann	Vice President and Head of Operations—Beatrix
Philip Schoeman	Vice President and Head of Operations—Kloof
Mark Morcombe	Vice President and Head of Operations—South Deep
Duncan Scott	Manager—Health and Safety
Tim Rowland	Vice President—Technical Services
Robert van Neikerk	Senior Vice President—Mining Engineering
Stuart Allen	Vice President—Capital Projects
Morapedi Mutloane	Senior Manager—Human Resources—South African Region
Steve Tainton	Senior Manager—Strategy South African Region
Strini Mudaly	Senior Manager—IT
Nash Lutchman	Senior Manager—Protection Services
Brian Grobbelaar	Senior Manager—Health and Safety

Australasian Regional Executive Management Committee composition:

Glenn R. Baldwin(1)	Chairman of the Regional Executive Management Committee and Executive Vice President and Head of Australasia Operations
Ted Lambourne	Acting General Manager—St. Ives
Tim Gilbert	General Manager—Agnew
Mark Zeptner	Senior Consultant—Projects and Technology
Peter Bourn	Head of Human Resources—Australasia
Alex Munt	Senior Finance Manager
Paul Walson	Head of Safety—Australasia
Brett Mattison	General Manager—Business Development
Craig Freeby	Regional Manager—Exploration

Note:

(1)	Glenn R. Baldwin resigned from Gold Fields effective December 31, 2009.

West African Regional Executive Management Committee composition:

Peter Turner	Chairman of the Regional Executive Management Committee and Executive Vice President and Head of West African Operations
Stephen Ellis	Business Development Manager—Africa
Serge Nitiema	Regional Exploration Manager—Africa
Peet van Schalkwyk	General Manager—Tarkwa
Alfred Bako	General Manager—Damang
Nico de Lange	Manager—Finance
Anthony Aubynn	Manager—Corporate Affairs and Social Development
Christo Rothman	Manager—Human Resources
Pat Yaa Antwi	Manager—Legal Affairs
Johna Addei	Regional Supply Chain Coordinator

South American Regional Executive Management Committee composition:

Juan Luis Kruger	Chairman of the Regional Executive Management Committee and Executive Vice President and Head of South American Operations
Manuel Diaz	General Manager—Cerro Corona
Alberto Cardenas	Operations Manager—Cerro Corona
Rodolfo Michels	CFO, South American Operations
Adrian Mendoza	Manager—Human Resources
Diego Ortega	Manager—Corporate Affairs
Ralph Alosilla-Velasco	Manager—Logistics and Commercial

Compensation of Directors and Senior Management

During the fiscal year ended June 30, 2009, the aggregate compensation paid or payable to directors and senior management of Gold Fields as a group was approximately Rand 64.2 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and senior management of Gold Fields, of which Rand 4.7 million was due to pension scheme contributions and life insurance, Rand 18.2 million was due to bonus and performance-related payments and Rand 2.5 million was expenses.

The following table presents information regarding the compensation paid by Gold Fields for the year ended June 30, 2009 to its directors:

	Board fees	Committee fees	Travel allowance(1)	Salary	Bonuses and performance related payments(2)	Pension scheme contributions	Expenses(5)	Total(3)
				(in Rand)
Executive Directors
Nicholas J. Holland	—	—	—	6,402,896.96	3,745,532.92	892,959,96	693,950.48	11,735,340.32
Terence P. Goodlace(4)	—	—	—	1,158,185.66	1,991,796.12	116,550.19	—	3,266,531.97

Non-executive Directors
Alan J. Wright	1,118,500.00	—	46,200.00	—	—	—	311,248.57	1,475,948.60
Kofi Ansah	212,700.00	161,200.00	251,196.00	—	—	—	—	625,096.00
John G. Hopwood	202,700.00	237,950.00	—	—	—	—	96,858.33	537,508.33
Gill Marcus	202,700.00	80,250.00		—	—	—	—	282,950.00
David N. Murray	212,700.00	132,550.00	251,196.00	—	—	—	—	596.446.00
Donald M. J. Ncube	202,700.00	161,100.00	—	—	—	—	7,371.67	371,171.67
Rupert L. Pennant-Rea	193,900.00	162,500.00	251,196.00	—	—	—	—	607,596.00
Chris I. von Christierson	203,900.00	202,200.00	213,664.00	—	—	—	158,917.50	778,681.50
Cheryl A. Carolus	72,140.88	14,290.61	46,200.00	—	—	—	—	132,631.49
Roberto Dañino	72,140.88	—	46,200.00	—	—	—	—	118,340.88
Richard P. Mennell	154,017.39	102,964.40	46,200.00	—	—	—	—	303,181.79
Gayle M. Wilson	193,791.30	102,002.02	46,200.00	—	—	—	118,482.55	460,475.87
Alan R. Hill	—	—	—	—	—	—		—

Total	3,041,890.45	1,357,007.03	1,198,252.00	7,561,082.62	5,737,329.04	1,009,510.15	1,386,829.10	21,291,900.39

Notes:

(1)	A travel allowance for the Non-executive Directors was approved at the annual general meeting held on November 17, 2005.

(2)	Bonuses are for fiscal 2008 performance, paid in fiscal 2009.

(3)	These amounts reflect the full Directors’ emoluments in Rand, for comparative purposes. The portion of Executive Directors’ emoluments payable offshore are paid in terms of agreements with the Company’s subsidiaries for work done by such Directors offshore for offshore subsidiaries. See “—Executive Directors’ Terms of Employment.” The total U.S. dollar amounts paid for fiscal 2009 were as follows: Nicholas J. Holland $415,930.29, Terence P. Goodlace $40,886.77. These amounts are included in the Rand amounts above.

(4)	Resigned from the Board on October 15, 2008.

(5)	These amounts reflect spousal travel costs, which are not included in the travel allowance for the Non-executive Directors.

Share options and restricted shares outstanding and held by directors, former directors, executive officers and former executive officers as of September 30, 2009 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Executive Directors
Nicholas J. Holland	13,334	—	—	46.23	November 24, 2009
	13,333	—	—	46.23	August 17, 2010
	13,333	—	—	46.23	December 3, 2010
	15,334	—	—	125.37	June 26, 2010
	7,666	—	—	125.37	April 19, 2011
	5,900	—	—	84.17	August 6, 2010
	5,900	—	—	84.17	March 11, 2011
	5,900	—	—	84.17	May 21, 2011
	5,267	—	—	93.49	January 7, 2011
	5,267	—	—	93.49	July 8, 2011
	5,266	—	—	93.49	August 12, 2011
	12,667	—	—	83.18	July 23, 2011
	6,333	—	—	83.18	February 25, 2012
	6,334	—	—	76.75	November 15, 2011
	6,333	—	—	76.75	March 12, 2012
	6,333	—	—	76.75	July 7, 2012
	6,334	—	—	67.93	February 25, 2012
	12,666	—	—	67.93	July 16, 2012
	12,667	—	—	63.65	May 23, 2012
	25,333	—	—	63.65	October 12, 2012
	—	11,550	—	125.28	March 24, 2012
	—	18,800	—	124.19	March 1, 2013
	—	—	11,700	—	March 1, 2010
	—	14,100	—	107.59	March 3, 2014
	—	—	18,500	—	March 3, 2011
	—	35,850	—	103.99	June 2, 2014
	—	—	41,250	—	June 2, 2011
	—	49,000	—	109.66	March 2, 2015
	—	—	71,040	—	March 2, 2012

Terence P. Goodlace	3,167	—	—	154.65	December 27, 2009
	3,167	—	—	154.65	December 31, 2009
	3,166	—	—	154.65	December 31, 2009
	1,967	—	—	93.49	December 31, 2009
	1,967	—	—	93.49	December 31, 2009
	1,966	—	—	93.49	December 31, 2009
Non-executive Directors
Alan J. Wright	10,000	—	—	110.03	December 2, 2009
	10,000	—	—	88.38	August 17, 2010
	10,000	—	—	68.59	February 12, 2011
	—	—	2,800	—	November 10, 2009
	—	—	4,100	—	November 2, 2010
	—	—	7,600	—	November 12, 2011

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
J. Michael McMahon(3)	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010
	—	—	5,000	—	November 12, 2011

Jakes G Gerwel(3)	—	—	1,200	—	November 10, 2009

Patrick J. Ryan(3)	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010
	—	—	5,000	—	November 12, 2011

Tokyo M. G. Sexwale(3)	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Chris I. von Christierson	10,000	—	—	110.03	December 2, 2009
	10,000	—	—	88.38	August 17, 2010
	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010
	—	—	5,000	—	November 12, 2011

Rupert L. Pennant-Rea	5,000	—	—	110.03	December 2, 2009
	10,000	—	—	88.38	August 17, 2010
	10,000	—	—	68.59	February 12, 2011
	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010
	—	—	5,000	—	November 12, 2011

Kofi Ansah	6,700	—	—	68.59	February 12, 2011
	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010
	—	—	5,000	—	November 12, 2011

Donald M. J. Ncube	—	—	800	—	November 10, 2009
	—	—	2,700	—	November 2, 2010
	—	—	5,000	—	November 12, 2011

John G. Hopwood	—	—	800	—	November 10, 2009
	—	—	2,700	—	November 2, 2010
	—	—	5,000	—	November 12, 2011

Artem Grigorian(3)	—	—	1,900	—	November 10, 2009
	—	—	2,700	—	November 2, 2010

Gill Marcus	—	—	1,200	—	November 2, 2010
	—	—	5,000	—	November 12, 2011

David N. Murray	—	—	5,000	—	November 12, 2011

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Executive Officers
James W. D. Dowsley	7,333	—	—	46.23	August 17, 2010
	33	—	—	46.23	December 3, 2010
	2,567	—	—	84.17	August 6, 2010
	2,567	—	—	84.17	March 11, 2011
	2,566	—	—	84.17	May 21, 2011
	2,300	—	—	93.49	January 7, 2011
	2,300	—	—	93.49	July 8, 2011
	2,300	—	—	93.49	August 12, 2011
	5,000	—	—	83.18	July 23, 2011
	2,500	—	—	83.18	February 25, 2012
	2,500	—	—	76.75	November 15, 2011
	2,500	—	—	76.75	March 12, 2012
	2,500	—	—	76.75	July 7, 2012
	2,500	—	—	67.93	February 25, 2012
	5,000	—	—	67.93	July 16, 2012
	5,000	—	—	63.65	May 23, 2012
	10,000	—	—	63.65	October 12, 2012
	—	5,925	—	125.28	March 24, 2012
	—	5,500	—	124.19	March 1, 2013
	—	—	5,700	—	March 1, 2010
	—	12,750	—	107.59	March 3, 2014
	—	—	9,300	—	March 3, 2011
	—	12,750	—	103.99	June 2, 2014
	—	—	13,950	—	June 2, 2011
	—	9,950	—	109.66	March 2, 2015
	—	—	10,200	—	March 2, 2012

Italia Boninelli	—	11,000	—	124.19	March 1, 2013
	—	—	11,300	—	March 1, 2010
	—	21,250	—	107.59	March 3, 2014
	—	—	18,600	—	March 3, 2011
	—	12,750	—	103.99	June 2, 2014
	—	—	13,950	—	June 2, 2011
	—	14,930	—	109.66	March 2, 2015
	—	—	15,300	—	March 2, 2012

Michael D. Fleischer	—	11,067	—	124.19	March 1, 2013
	—	—	12,533	—	March 1, 2010
	—	15,900	—	107.59	March 3, 2014
	—	—	12,800	—	March 3, 2011
	—	15,900	—	103.99	June 2, 2014
	—	—	19,200	—	June 2, 2011
	—	20,400	—	109.66	March 2, 2015
	—	—	23,330	—	March 2, 2012

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Jan W. Jacobsz	4,000	—	—	46.23	November 24, 2009
	4,000	—	—	46.23	August 17, 2010
	500	—	—	46.23	December 3, 2010
	3,967	—	—	154.65	May 18, 2010
	3,966	—	—	154.65	August 22, 2010
	3,967	—	—	154.65	December 25, 2010
	1,834	—	—	84.17	August 6, 2010
	1,833	—	—	84.17	March 11, 2011
	1,833	—	—	84.17	May 21, 2011
	1,667	—	—	93.49	January 7, 2011
	1,667	—	—	93.49	July 8, 2011
	1,666	—	—	93.49	August 12, 2011
	5,000	—	—	83.18	July 23, 2011
	2,500	—	—	83.18	February 25, 2012
	2,500	—	—	76.75	November 15, 2011
	2,500	—	—	76.75	March 12, 2012
	2,500	—	—	76.75	July 7, 2012
	2,500	—	—	67.93	February 15, 2012
	5,000	—	—	67.93	July 16, 2012
	5,000	—	—	63.65	May 23, 2012
	10,000	—	—	63.65	October 12, 2012
	—	3,950	—	125.28	March 24, 2012
	—	5,500	—	124.19	March 1, 2013
	—	—	5,700	—	March 1, 2010
	—	12,750	—	107.59	March 3, 2014
	—	—	9,300	—	March 3, 2011
	—	12,750	—	103.99	June 2, 2014
	—	—	13,950	—	June 2, 2011
	—	9,950	—	109.66	March 2, 2015
	—	—	10,200	—	March 2, 2012

Tommy D. McKeith	—	50,000	—	121.82	October 1, 2013
	—	—	50,000	—	October 1, 2010
	—	10,600	—	107.59	March 3, 2014
	—	—	12,800	—	March 3, 2011
	—	10,600	—	103.99	June 2, 2014
	—	—	12,800	—	June 2, 2011
	—	20,400	—	109.66	March 2, 2015
	—	—	23,330	—	March 2, 2012

Glenn R. Baldwin(2)	—	8,000	—	127.72	April 2, 2013
	—	—	9,100	—	April 2, 2010
	—	10,600	—	107.59	March 3, 2014
	—	—	12,800	—	March 3, 2011
	—	10,600	—	103.99	June 2, 2014
	—	—	12,800	—	June 2, 2011
	—	13,600	—	109.66	March 2, 2015
	—	—	15,550	—	March 2, 2012

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Vishnu P. Pillay	—	8,000	—	124.19	March 1, 2013
	—	—	8,167	—	March 1, 2010
	—	8,550	—	107.59	March 3, 2014
	—	—	6,200	—	March 3, 2011
	—	15,900	—	103.99	June 2, 2014
	—	—	19,200	—	June 2, 2011
	—	19,390	—	109.66	March 2, 2015
	—	—	22,800	—	March 2, 2012

Paul Schmidt	500	—	—	84.17	August 6, 2010
	2,534	—	—	83.85	August 21, 2010
	900	—	—	93.49	January 7, 2011
	2,400	—	—	83.18	July 23, 2011
	2,400	—	—	76.75	March 12, 2012
	1,200	—	—	67.93	February 25, 2012
	1,200	—	—	67.93	July 16, 2012
	2,400	—	—	63.65	May 23, 2012
	2,400	—	—	63.65	October 12, 2012
	—	4,500	—	125.28	March 24, 2012
	—	—	1,900	—	March 1, 2010
	—	4,950	—	124.19	March 1, 2013
	—	—	2,500	—	March 3, 2011
	—	6,300	—	107.59	March 3, 2014
	—	—	5,625	—	June 2, 2011
	—	9,450	—	103.99	June 2, 2014
	—	—	18,750	—	March 2, 2012
	—	14,390	—	109.66	March 2, 2015
	—	—	7,790	—	June 1, 2012
	—	8,220	—	103.78	June 1, 2015

Juan L. Kruger	—	10,000	—	124.19	October 15, 2013
	—	—	10,000	—	October 15, 2010
	—	8,500	—	107.59	March 3, 2014
	—	—	9,300	—	March 3, 2011
	—	8,500	—	103.99	June 2, 2014
	—	—	9,300	—	June 2, 2011
	—	9,950	—	109.66	March 2, 2015
	—	—	10,200	—	March 2, 2012
	—	3,600	—	99.87	September 1, 2015
	—	—	4,800	—	September 1, 2012

Peter L. Turner	15,000	—	—	89.80	November 1, 2012
	—	5,625	—	125.28	March 24, 2012
	—	4,800	—	124.19	March 1, 2013
	—	—	4,900	—	March 1, 2010
	—	8,550	—	107.59	March 3, 2014
	—	—	6,200	—	March 3, 2011
	—	8,550	—	103.99	June 2, 2014
	—	—	9,300	—	June 2, 2011
	—	6,650	—	109.66	March 2, 2015
	—	—	6,850	—	March 2, 2012
	—	5,500	—	99.87	September 1, 2015
	—	—	6,800	—	September 1, 2012

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Option/ SARS exercise price (in Rand)	Expiration/ settlement date(1)
Ben Zikmundovsky	—	4,500	—	99.87	September 1, 2015
	—	—	4,700	—	September 1, 2012

Total outstanding at September 30, 2009	447,400	663,047	773,365	—	—

Notes:

(1)	Certain expiration dates have been extended under the rules of the Schemes and Plans to cater for a special closed period during which certain officers and directors were not permitted to deal in their options during fiscal 2009 and 2010. The expiration date of Terence Goodlace’s options was accelerated to December 31, 2009 in connection with his resignation as Chief Operating Officer.

(2)	Glenn R. Baldwin resigned from Gold Fields effective December 31, 2009.

(3)	These individuals had resigned as directors prior to fiscal 2009.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of September 30, 2009:

Holder	Ordinary shares	Percentage
Nicholas J. Holland	—	—
Alan J. Wright	68,582	0.01%
John G. Hopwood	15,000	0.01%
Rupert Pennant-Rea	2,030	0.00%
Total Directors (13 persons)(1)	85,612	0.02%
Total Non-Director Executive Officers (11 persons) (1)	—	—

Total Directors and Executive Officers (24 persons) (1)	85,612	0.02%

Notes:

(1) Paul A. Schmidt joined the Board on November 6, 2009 and is counted as a Non-Director Executive Officer for the purposes of this table.

The Gold Fields Limited 2005 Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, will be compensated going forward.

The 2005 Plan provides for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS will only be released to participants and the SARS will vest three years after the date of the award and/or allocation of such shares. However, in respect of the PVRS, company performance criteria need to be met in respect of awards to executives. The size of the initial allocation of SARS and PVRS is dependent on the performance of the participant at the time of allocation. The allocations under The 2005 Plan are usually made annually in March. Gold Fields had outstanding as of September 30, 2009, 4,520,386 SARS and 6,781,118 PVRS under The 2005 Plan.

All PVRS allocations made from March 1, 2006 to March 1, 2008 were conditionally awarded to participants. Based on the rules of the Plan, the actual number of PVRS which would be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of the respective U.S. dollar share prices of the peer group. Effective June 1, 2008, the rules were modified so that two performance measures apply. The target performance criterion has been set at 85% of the company’s expected gold production over the three-year measurement period as set out in the Business Plans of the company approved by the Board. In the event that the target performance criterion is met, the full initial target award shall be settled on the settlement date. In addition, the Remuneration Committee has determined that the number of PVRS to be settled may be increased by up to 300% of the number of the initial target PVRS conditionally awarded, depending on the performance of the company relative to the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of the respective U.S. dollar share prices of the peer group. The above amendments were effected under the ambit of the existing rules as previously approved by the shareholders in the annual general meeting.

The GF Management Incentive Scheme

Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 2,078,144 ordinary shares were outstanding under The GF Management Incentive Scheme as of September 30, 2009, of which options to purchase 206,900 ordinary shares at a weighted average price of Rand 88.93 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 46.23 and Rand 154.65 per ordinary share and they expire between November 24, 2009 and March 23, 2013. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

A total of 5% of the Company’s issued ordinary share capital, being 35,237,492 shares as of June 30, 2009, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

The Gold Fields Limited 2005 Non-Executive Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Non-Executive Share Plan, or The 2005 Non-Executive Plan. Participants in The 2005 Non-Executive Plan will be non-executive directors of Gold Fields who are not members of the Non-Executive Directors Remuneration Committee, which is a committee comprising the Chief Executive Officer and two representatives of shareholders of Gold Fields nominated by the Chief Executive Officer under The GF Non-Executive Director Share Plan. The Plan provides for the release of restricted shares awarded to the non-executive directors three years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 52,600 shares were authorized at Gold Fields’ annual general meeting on November 12, 2008.

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

Options to purchase a total of 81,700 ordinary shares were held by the non-executive directors of Gold Fields under the plan as of June 30, 2009. The exercise prices of all outstanding options granted under this plan range between Rand 68.59 and Rand 110.03 per ordinary share, and they expire between December 2, 2009 and February 12, 2011.

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

Executive Directors’ Terms of Employment

Nicholas J. Holland (Executive Director and Chief Executive Officer) is party to three employment agreements: one with Gold Fields Ghana Holdings (BVI) Limited, or Gold Fields Ghana Holdings, one with Gold Fields Orogen Holdings (BVI) Limited, or Orogen, and one with Gold Fields Group Services (Pty) Ltd, or GFGS. Terence P. Goodlace (former Executive Director and former Chief Operating Officer) from May 1, 2008 until his resignation with effect from October 15, 2008, was party to three employment agreements: one with Gold Fields Ghana Holdings, one with Orogen, and one with GFL Mining Services Ltd. The terms and conditions of employment for each executive director were substantially similar, except where otherwise indicated below. Effective November 6, 2009, Paul A. Schmidt (Executive Director and Chief Financial Officer) became party to three employment contracts: one with Gold Fields Ghana Holdings, one with Orogen, and one with GFGS.

The annual gross remuneration package, or GRP, payable to each of Mr. Holland and Mr. Goodlace for fiscal 2009 was determined by the Remuneration Committee and is as follows:

• Nicholas J. Holland	R4,464,800 plus U.S.$251,500

• Terence P. Goodlace	R991,916 plus U.S.$33,097

The split between the contracts for these amounts payable to the executive directors is determined on the basis of the amount of time spent by that executive director in respect of each contract.

The GFGS Contracts

Under the GFGS Contracts, the employment of an executive director will continue until terminated upon (i) six months’ notice by either party or (ii) retirement of the relevant executive director (currently provided for at age 60 in the contract). Gold Fields can also terminate the executive director’s employment summarily for any reason recognized by law as justifying summary termination.

The value of the GRP payable in terms of the GFGS Contract is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of “Pensionable Emoluments,” which are set at a rate between 50% and 100% of the GRP as elected by the executive director); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. In addition, it is compulsory for the executive director to contribute 1% of his GRP to the Unemployment Insurance Fund, subject to any legislated contribution maximum at the time.

The Offshore Contracts

Under the agreements with Gold Fields Ghana Holdings and Orogen, or the Offshore Contracts, the executive director is paid offshore, in an appropriate currency, that portion of the GRP relating to the amount of time spent performing duties offshore for the relevant offshore companies. In the interest of simplicity, no benefits other than annual leave accrue to each executive director under the Offshore Contracts.

Other Remuneration

In addition to the gross guaranteed remuneration payable, each executive director is entitled, among other things, to the following benefits under their employment contracts: (i) participation in the GF Management Incentive Scheme and The Gold Fields Limited 2005 Share Plan; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board of Directors and an expense allowance.

The amount and manner of any bonus payment is determined by the Remuneration Committee of the Board. See “—Board of Directors Committees.” The annual bonus is set at a target of 50% of the value of the GRP, assuming fulfillment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 50% of the GRP, if targets are exceeded.

The employment contracts also provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, and within 12 months of the change of control, the director is entitled to: (i) payment of an amount equal to twice his GRP, or two and a half times in the case of the Chief Executive Officer; (ii) payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years; (iii) any other payments and/or benefits due under the contracts; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the GF Management Incentive Scheme then in force, to retain and to exercise all share options allocated to him, including those which may not have vested at the date of such termination; and (vi) an entitlement to be settled with the SARS and Restricted Shares allocated and awarded to him, subject to the rules of The Gold Fields Limited 2005 Share Plan then in force, and in the case of the SARS will have a further period of one year in which to exercise such SARS. The employment contracts further provide that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

A “change of control” for the above is defined as the acquisition by a third-party or concert parties of 30% or more of Gold Fields’ ordinary shares.

In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other reorganization, whether or not there is a change of control, if the executive director’s services are terminated, the “change of control” provisions summarized above also apply.

Non-executive Director Fees

At the Annual General Meeting which was held on November 12, 2008, the shareholders increased Board fees as follows: the chairman of the Board receives an annual fee of Rand 1.187 million ($131,743), the ordinary annual fee for each Board member, excluding the Chairman is R135,000; the attendance fee for each Board member, excluding the Chairman, for each Board meeting is Rand 10,000 ($1,110) per meeting; the annual fee for each chairman of a Board committee, other than the Audit Committee chairman, is Rand 98,300 ($10,910); the annual fee for the chairman of the Audit Committee is Rand 137,600 ($15,272); the attendance fee for each Board committee member for each Board committee meeting is Rand 6,000 ($666) per meeting; the annual fee for members of each Board committee, other than the Audit Committee, is Rand 49,200 ($5,461); the annual fee for each member of the Audit Committee, excluding the chairman, is Rand 68,900 ($7,647); and the shareholder-approved travel allowance payable to directors who travel internationally to attend meetings is $5,000 per international trip. Gold Fields has no service contracts with its non-executive directors. On November 4, 2009, Gold Fields’ shareholders voted to change the basis on which the remuneration of non-executive directors is determined. Effective January 1, 2010, a flat fee will be paid to all non-executive directors, the amount of which will represent a 12% increase on the fees approved and shares awarded at the last annual general meeting. Under this flat fee arrangement, the retainer fee for the Board will be as follows: the Chairman of the Board will receive an annual fee of R1,325,000; the Chairman of the Audit Committee will receive an annual fee of R195,000; the Chairmen of the Capital Projects Control and Review Committee, the Nominating and Governance Committee, the Remuneration Committee and the Safety, Health and Sustainable Development Committee will receive an annual fee of R150,000, respectively; each member of the Board (excluding the Chairman of the Board) will receive an annual fee of R275,000; each member of the Audit Committee will receive an annual fee of R120,000; each member of the Capital Projects Control and Review Committee, the Nominating and Governance Committee, the Remuneration Committee and the Safety, Health and Sustainable Development Committee will receive an annual fee of R95,000, respectively. Each director that travels internationally to attend meetings will receive $5,400 per international trip required.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of June 30,(1)
	2007	2008	2009
South Africa
Driefontein	20,500	18,800	19,200	(2)
Kloof	17,000	16,400	17,200	(2)
Beatrix	12,300	12,700	11,700	(2)
South Deep	6,400	6,200	4,700	(2)
Ghana
Tarkwa	3,800	4,700	3,900	(2)
Damang	1,000	1,600	1,600	(2)
Australia
St. Ives	800	1,200	950	(3)
Agnew	300	500	340	(3)
Venezuela
Choco 10(4)	1,000	—	—
Peru
Cerro Corona	—	3,900	2,000	(2)(5)
Corporate	200	200	100

Total	63,300	66,200	65,800	(6)

Notes:

(1)	This table provides the number of employees at each operation based on each employee’s cost center. Therefore, the numbers in this table may not be comparable to those in the Company’s 2009 Annual Report.

(2)	Rounded to the nearest hundred.

(3)	Rounded to the nearest ten.

(4)	On November 30, 2007, Gold Fields sold its interests in Choco 10.

(5)	Includes employees and employees of outside contractors involved in the construction of the Cerro Corona tailings dam.

(6)	As of June 30, 2009, approximately 46,700 of these employees were laborers and semi-skilled employees.

Labor Relations

South Africa

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, picket and participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory severance pay in the event of termination of employment for operational reasons;

•	reduce and limit the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

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

Approximately 79% of the labor force at Gold Fields’ South African operations is unionized, with the major portion of its South African workforce being members of the National Union of Mineworkers, or the NUM, the other two recognized unions being UASA and Solidarity. As a result of its highly unionized labor force in South Africa and the fact that labor costs constitute approximately 50% of production costs, Gold Fields has attempted to balance union demands with the need to contain and reduce total cash costs in order to ensure the long-term viability of its operations.

In December 2008, an employee relations summit was held between senior management and representatives from the three recognized unions in order to improve external stakeholder engagement and to create a collaborative working relationship with organized labor. The current discussion agenda is safe production management and productivity improvement initiatives.

Gold Fields’ South African operations suffered several work stoppages during fiscal 2009 mainly as a result of mine accident fatalities, as well as a result of national protest actions called by COSATU, a national federation of trade unions, related to socio-economic issues. The work stoppages related to fatal accidents were in support of the majority trade union’s resolution that, for each fatal accident, there will be “a day of mourning” where no production activities shall take place. Through engagement with the unions, alternative arrangements for memorial services have now been agreed although occasional days of mourning do sporadically occur in the event of mine fatalities.

Wage Agreements

2009 – 2011 Agreement

Wage increases and changes to terms and conditions of employment are negotiated with the unions every two years, and on July 28, 2009, Gold Fields reached a two-year wage agreement, or the 2009 wage agreement, with the United Association of South Africa, or UASA, Solidarity Trade Union, or Solidarity, and the NUM. This agreement provided for wage increases marginally above inflation, where the majority of employees received increases between 9% and 10.5%, depending upon the category of employee, implemented with effect from July 1, 2009. A further increase of CPI plus 1% will be implemented with effect from July 1, 2010 for all employee categories except management (whose increases are effective on January 1st of each year).

The 2009 wage agreement further provided for a few adjustments to other conditions of employment, such as medical incapacitation benefits, as well as an increase in the “living out allowance” from R1,200 to R1,300, effective from September 1, 2009 and a further increase to R1,400, effective from September 1, 2010. Currently, approximately 36% of Gold Fields’ South African labor force receive living out allowances.

In total, labor costs in South Africa (excluding South Deep) in fiscal 2009 increased approximately 10.2%, mainly due to wage increases, together with indirect costs and allowances, which increased in line with industry trends and market-related adjustments. At South Deep, labor costs decreased due to the implementation of mechanized mining and the ending of VCR mining.

In addition, the South African mining unions have from time to time indicated they may participate in occasional single day industrial action to protest a variety of issues such as changes to labor laws and food and fuel prices. There have been threats of a one-day national strike in March 2010 in support of banning the use of labor brokers. In addition, in November 2009, the NUM threatened a strike in support of discontinuing physical tests of applicants for employment and rehabilitated employees, which are carried out to ascertain whether the individuals are able to undertake physical work in a mining environment and which are required under the Mine Health and Safety Act. The union has since indicated that they will refrain from industrial action until 2010, and will only embark on such action then if management and the union are unable to reach agreement on the issue. As Gold Fields is under a legal obligation to conduct such tests, it will be approaching the State’s Department of Mineral Resources to obtain assistance in the resolution of this issue. See “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Kloof Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Beatrix Operation—Mining” and “Information on the Company—Gold Fields’ Mining Operations—South Deep Operation—Mining.”

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

On October 8, 2003, the Ghanaian Parliament passed the Labor Act, 2003 (Act 651), or the Labor Act. The Labor Act gives employees greater freedom to form and to join trade unions, among other rights. The Labor Regulations 2007 (L.I 1833), or the Regulations, made under the Labor Act came into effect on June 8, 2007.

Of the Ghanaian employees at Tarkwa, Damang and the Accra office, including those employed by African Mining Services (Ghana) Pty Ltd, or AMS, the majority are members of the Ghana Mineworkers Union, or GMWU, whose employment is governed by a collective bargaining agreement originally concluded in 1996 and revised in 2000, 2003, 2004 and 2006. Wages are revised annually by negotiation with the GMWU.

In connection with the renegotiation of the collective bargaining agreement in 2006, as a profit-sharing arrangement, Gold Fields agreed to pay a lump sum amount of U.S.$1,049 to each employee in Gold Fields’ service during the period from July 1, 2006 to June 30, 2007. Additionally, Gold Fields negotiated a new employee gain-sharing model with the union for fiscal 2007, 2008 and 2009, pursuant to which 1.25% of profits after tax and royalties will be shared among local employees. On July 24, 2008, GMWU and Gold Fields agreed a 15% wage increase in basic pay rates, effective January 1, 2008. GMWU and Gold Fields also agreed to a 10% increase in the monthly housing allowance, effective July 1, 2008.

The terms of employment of supervisors and specialist technical staff, or Officials, are also governed by the Labor Act. Under the Labor Act, employees considered to be in “policy-making” positions are prohibited from joining unions. As a result, Officials and supervisors who are not in “policy-making” positions could be eligible to join unions which would then negotiate terms of employment on their behalf. Pursuant to this, in fiscal 2007, Gold Fields’ Officials association, which previously constituted a non-bargaining consultative unit representing senior staff, joined the GMWU. In turn, the GMWU obtained a bargaining certificate on May 24, 2007 to negotiate on the association’s behalf, thus leading to the formation of the Professional and Managerial Staff Union, or PMSU. Following the formation of the PMSU and the election of its executives, Gold Fields’ management was obligated to negotiate conditions for the Officials with the GMWU. In August 2007, the PMSU accepted and signed a wage increase and gain share agreement with the same terms as the agreement signed by GMWU and Gold Fields on August 23, 2007, as described above. On August 21, 2008, the collective bargaining agreement governing the conditions of service of the Officials was agreed.

Negotiations commenced on June 15, 2009 to settle the 2009 annual general increase for the staff and Officials, the renewal of the collective bargaining agreement for the staff employees and the potential continuation of the gain-sharing arrangement. These negotiations ended in a “deadlock” and the national Labor Commission referred the parties to voluntary arbitration. The voluntary arbitration process commenced on November 2, 2009. On November 26, 2009, an award of a 13.5% increase on the basic rate of pay for 2009 was made. All other conditions of service remained the same.

Australia

In Western Australia, where Gold Fields’ Australian operations are located, labor is now primarily regulated by the Fair Work Act (2009), or the Fair Work Act, and the federal industrial relations system created thereby. The Fair Work Act came into effect on July 1, 2009, replacing the previous federal industrial relations system created by the Workplace Relations Act 1996 (Cth.), or the Workplace Relations Act.

With the exception of a range of state statutes limited to health and safety, long-service leave, discrimination and workers’ compensation, Gold Fields and its employees are not subject to state industrial or employment laws.

The Fair Work Act continues to prescribe, among other things:

•	minimum wages;

•	maximum weekly hours;

•	forms of leave (other than long-service leave);

•	conditions regarding termination of an employee for redundancy;

•	sanctions for unfair dismissal and unlawful termination;

•	rights of unions to enter a workplace;

•	collective bargaining rights for employees; and

•	sanctions against unlawful industrial action.

However, the Fair Work Act has made significant changes to the previous federal industrial relations system under the Workplace Relations Act by enhancing employee collective bargaining rights and increasing the role of unions in the collective bargaining process. Changes to the federal industrial relations system under the Fair Work Act include, among other things:

•

the removal of the ability for employers to make Australian Workplace Agreements which were individual statutory agreements used by employers to exclude collective bargaining and union access to the workplace;

•

the introduction of a new collective bargaining framework that introduces “good faith bargaining” obligations for employers, fewer restrictions on the content of agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution;

•

the introduction of the National Employment Standards on January 1, 2010, which prescribe core minimum conditions of employment applicable to all Australian employees under the federal industrial relations system;

•

the introduction of new industry-wide terms of employment known as Modern Awards on January 1, 2010, which simplify and update such agreements for different industry sectors, including the mining industry;

•	the opening of access to unfair dismissal laws to all Australian employees; and

•

the creation of a national body called Fair Work Australia which, among other matters, will have wider arbitration powers in relation to collective agreements and hear and determine unlawful dismissal claims and matters relating to minimum entitlements of employment and freedom of association.

All of Gold Fields’ Australian employees and the employees of the contractors at the St. Ives and Agnew mines are employed pursuant to individually negotiated federal workplace agreements under the Workplace Relations Act which will eventually terminate or expire and will no longer exist under the Fair Work Act.

The commencement of the Fair Work Act means that unions have an increased role in negotiating collective agreements for pay and working conditions and may lead to an increased union presence in Western Australia’s mining industry, potentially including at Gold Fields’ mining operations in Australia. In order to mitigate potential labor risks, Gold Fields has implemented an Employee Collective Agreement with its employees which provides some protection from potential third-party interventions. The Employee Collective Agreement excludes unions from negotiating terms and conditions of employment for a period of five years starting from August 27, 2009.

Peru

Mine workers in Peru are subject to the general regulations of the private labor system. In addition to these general regulations, the specific legal framework regarding mining activities is provided by the General Mining Law and its regulations and the Mine Safety and Hygiene Regulations.

New regulations regarding the contracting of outsourcing services have been recently enacted in the private labor system. Under the new regulations, mining companies that decide to hire outsourcing companies for the execution of specialized services involving the assignment of personnel will be jointly liable with the outsourcing companies for the payment of labor benefits and social security obligations of the assigned personnel. The liability is enforceable against the mining company up to a term of one year after the personnel have concluded its assignment.

The employees at Cerro Corona are not unionized and currently have no collective bargaining agreement. However, Peruvian labor regulations provide that a collective negotiation process may be commenced by a union or by workers’ representatives elected by the majority thereof. Beyond these collective bargaining rights, there are various labor regulations which, among other things:

•	entitle workers to strike in certain prescribed circumstances and manners;

•	prescribe maximum ordinary hours of work;

•	prescribe overtime pay;

•	prescribe minimum wages;

•	require mine owners to transport workers between remote mine sites and population centers; and

•	provide for mediation or arbitration in certain collective bargaining negotiations.

Though not required by law, Gold Fields provides to certain management staff a flat amount to cover housing and utility expenses in the city of Cajamarca in accordance with Gold Fields’ internal policy.

Also, Gold Fields provides to its workers, as a working condition, free transportation between the mine site and the city of Cajamarca.

Benefits

Gold Fields provides benefits to its employees, generally including pension, medical and accommodation benefits. Employees are also entitled to a severance package if they are laid off. At Damang, medical benefits are provided by AMS, while the costs of such benefits are paid by Gold Fields under the terms of the contract between Gold Fields and AMS, the mining contractor, to its own employees. Gold Fields’ own employees are generally provided with medical and retirement benefits. In Australia, benefits for contractors’ employees are the responsibility of each contractor and Gold Fields’ own employees are generally responsible for their own medical costs and other benefits, except that Gold Fields contributes to a third-party pension plan.

In South Africa, Gold Fields plans to attract and retain motivated high caliber employees through a mix of guaranteed and performance-based remuneration, as well as short-term and long-term incentives, and non-financial rewards relating to work experience. Gold Fields has also implemented changes to company pay structuring for management employees and also for Officials in South Africa. This structuring is known as the Gross Remuneration Package structuring approach.

Furthermore, in order to maintain competitiveness in the South African labor market, regular industry market surveys are conducted, to benchmark remuneration practices and to keep abreast of industry movements regarding employee benefits and non-financial recognition programs. Gold Fields is also currently actively involved in an industry task team working with the Institute of Directors in formulating industry standards for remuneration practices based on labor market dynamics.

Gold Fields provides 50% of the contributions (premiums) under a medical plan, or the Gold Fields Plan, for certain former employees in South Africa. As of June 30, 2009, approximately 200 former employees were still covered under this plan.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability, or the South Deep Plan. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed and is payable until the arrangement terminates on December 31, 2011. At June 30, 2009, there were 208 former South Deep employees that were subject to this employer contribution.

In fiscal 2009, $3.4 million was debited to earnings under the Gold Fields Plan described above. No additional amount is attributable to the inheritance of the South Deep Plan.

Bonus Schemes

Gold Fields has extensive bonus schemes for workers at all levels. The focus of Gold Fields’ bonus schemes is based on specific production and safety targets as the primary drivers, with quality factors being secondary drivers at management levels.

Employment Equity

Under the South African Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination; and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Act, Gold Fields has a formal employment equity plan, which has been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five-year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. Employment equity progress was hindered by labor restructuring and economic challenges to operations in fiscal 2009. However, management believes that Gold Fields is currently making adequate progress toward the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields spent approximately R163 million on employee training and development in fiscal 2009 at its South African operations and US$4 million at its Ghanaian, Australian, Peruvian and Exploration operations.

During fiscal 2009, almost all Gold Fields employees in South Africa participated in one or more of the numerous training and development programs offered. Approximately 40,500 employees and 7,800 contractor employees went through the induction and skills review training program. Approximately 16,700 employees participated in team-based health and safety training, and approximately 2,600 employees and 1,200 local community members attended adult literacy programs. In addition, approximately 1,000 employees were given portable skills training, in order to support personal growth and empower employees with technical skills that can be used outside the mining industry.

In the area of higher education and development, Gold Fields has launched a Foundational Learning Competency program, which is aimed at enhancing employees’ communications and mathematical literacy. In addition, approximately 400 employees underwent technical trade qualification programs in engineering domain in fiscal 2009 and approximately 500 received mining qualification training. Qualifications training and short skills-enhancement programs were also offered to approximately 500 technical service employees and 1,700 metallurgical employees.

For fiscal 2010, the direct employee training and development in human resources at the South African operations is expected to be R132 million. For fiscal 2010, Gold Fields estimates that the investment in human resources development at the Ghanaian, Australian and Peruvian operations and the Exploration division will be approximately U.S.$4 million.

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

In South Africa, Gold Fields has increased its enrollment of University Bursars and entry level scholarships across the technical disciplines. The Gold Fields Business and Leadership Academy, or GFBLA, plays an active role to ensure appropriate development pathways are established and implemented for every employee who has been identified within the succession plan for Gold Fields.

A salient development in the training environment within Gold Fields has been the review of GFBLA’s strategic and business plan. The principal goal of this new plan is to enhance the focus on performance-based training. Gold Fields has established a subsidiary training and development body, Gold Fields External Training Services, to provide commercial training to external clients in support of the South African government’s strategy to improve the technical skills base in the national economy. In addition, GFBLA will continue to utilize any additional facility and practitioner capacity to increase our contribution towards this goal.

GFBLA’s performance met expectations in fiscal 2009, including regarding its budgeted cost and revenue targets, and Gold Fields believes it is well positioned to improve performance in the future.

Gold Fields continues to subscribe to initiatives concerning national critical skills formation, operating through various private sector collaborative initiatives such as the Gold Producer’s Committee’s “Collaborative Skills Development” initiative and the Technical Skills Business Partnership, or TSBP, which involves Arcelor-Mittal, SASOL, ESKOM, Transnet, Angloplats and Gold Fields.

All of Gold Fields’ employee training activities in South Africa take account of the human resources development requirements of the Mining Charter, and are fully described in the Social and Labor Plan submitted by Gold Fields to the Department of Minerals and Energy. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights.”

Gold Fields has initiated training and development programs internationally appropriate to the specific regions, commensurate with regional and site specific objectives and constraints. A comprehensive leadership development program at Gold Fields’ operations has been developed to further the growth of identified individuals considered leaders of the future. These include management, specialist, high performers, and other individuals with potential. While the program is already being implemented in the South African region, it is being customized for the international domain. In fiscal 2010, Gold Fields expects to develop supervisory and management skills components and initiatives to further this program. One focal point for the training effort in fiscal 2009 remained Health, Safety and Environmental training to comply with site specific safety and environmental systems as well as to support the leadership directive stated by the Chief Executive Officer that “we will not mine if we cannot mine safely”.

Health and Safety

Health

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to dust, noise, heat and chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis and a combination of the two) and noise-induced hearing loss. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. Gold Fields has many current initiatives to reduce exposure to silica dust at its underground operations. In addition, noise-induced hearing loss is the subject of numerous interventions, including implementation of hearing conservation programs, engineering controls, training of exposed workers and the provision of hearing protection devices to exposed employees. Gold Fields has embarked on significant initiatives to address HIV infection and AIDS among its workforce.

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

Gold Fields believes that its South African workforce has a similar level of HIV prevalence to that present in groups of males of the same mix of age groups in South Africa generally. Accordingly, Gold Fields has developed and implemented a significant HIV/AIDS program with the goals of reducing the rate of HIV infection among its workforce and minimizing the potential financial impact of AIDS on its operations. This program involves a multi-faceted approach, including the following components:

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

In May 2008, management estimated that approximately 33.2% of Gold Fields’ workforce in South Africa was infected with HIV. The actuarial model which the Company has applied consistently since 2001 estimates that peak prevalence has almost been reached.

Increasingly, Gold Fields is seeing an adverse impact of HIV/AIDS on its affected employees, evidenced by increased absenteeism and reduced productivity. Compounding this is the concomitant infections with tuberculosis that accompanies the end stages of HIV illness and causes additional healthcare related costs. A particular concern is the risk of HIV positive patients developing multi-drug-resistant tuberculosis, which is very difficult and expensive to treat and has long-term impacts on the employees’ ability to perform their job productively. Medical literature states that HIV positive individuals have an eight times greater risk per year of developing Tuberculosis than HIV negative patients. Gold Fields has managed this additional risk down to four times greater through an extensive anti-retroviral therapy and tuberculosis prophylaxis program. Gold Fields hopes to continue to limit the impact of HIV/AIDS on its operating costs through its HIV/AIDS program.

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

During fiscal 2009, Gold Fields faced a number of significant safety issues, including the deaths of 21 workers at its mines. The Company continually renews its commitment to safety. In fiscal 2009, Gold Fields initiated the Gold Fields Safe Production Rules which are a standard set of rules for all employees intended to protect employees from serious harm. See “Information on the Company—Strategy.”

Gold Fields’ Full Compliance Health and Safety Management System started as a health and safety initiative at the end of 2000. A group consisting of representatives of management, the DMR’s Mine Health and Safety inspectorate and South African trade unions developed the management system for Gold Fields. The Full Compliance Health and Safety Management System consists of programs of tailored safety training, emergency preparation, safety inspections and investigations aimed at improving the safety performance of each mine. Every year the system is revisited taking into consideration recent fatal accidents, lessons learned from the investigations and the outcomes of the various safety audits that have been conducted. In addition, each of the South African operations has designed and implemented a safety training initiative tailored for its particular circumstances, and those initiatives are used for both initial and ongoing training. All employees are expected to be trained at least once a year.

In June 2008, Gold Fields engaged Du Pont International to assess the existing health and safety management systems at Gold Fields’ operations and benchmark them against international best practice in the areas of health and safety, policy formulation and implementation, strategy development and structure, monitoring, performance measurement, review processes, follow-up, and risk assessment. Current behaviors, attitudes, practices and procedures were analyzed and comparative analyses against industry best practices in health and safety were conducted for each operation. In response to the findings of the review, a team has been put together to develop and roll out the Safe Production Management (SPM) strategy over the next two to three years to improve health and safety metrics on the GFIMSA operations. This new approach is based on five strategic drivers which include (i) Programme for Safe Production System, (ii) Technical, Engineering and Mine Design, (iii) Change, Culture, Values and Beliefs, (iv) Organizational Structure Effectiveness and Efficiency, and (v) Performance & Leadership Excellence. The design is to be all inclusive and integrated for the complete business.

The results of the Presidential audit conducted by the Department of Mineral Resources were made available in January 2009. Based on these results, the operations in South Africa have implemented action plans to ensure best practice. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

Gold Fields’ operations in Australia, Ghana and Peru are certified under OHSAS 18001, an occupational health and safety management specification system. Driefontein, Kloof and Beatrix received re-certification in fiscal 2009 and South Deep received a re-certification audit and was recommended for re-certification in fiscal 2010 for the upgraded 2007 version.

Gold Fields’ South African operations have subscribed to the milestones set for accidents, elimination of silicosis and noise-induced hearing loss issued by the Mine Health and Safety Council of South Africa, which is a legislative body set up under the Mine Health and Safety Act to advise the Minister of Minerals and Energy on mine safety standards. These milestones include (i) achieving safety performance levels equivalent to international standards for underground metalliferous mines by 2013, (ii) by December 2008, achieving respirable crystalline silica levels of below 0.1mg per cubic meter in 95% of exposure measurement results, (iii) after December 2013, there being no new cases of silicosis among individuals previously unexposed prior to 2008, (iv) after December 2008, eliminating hearing deterioration of more than 10% among occupationally exposed individuals and (v) by December 2013, reducing the noise emitted by equipment to a level below 110dB(A) at any location in the workplace. As of September 30, 2009, Gold Fields measured respirable crystalline silica levels of below 0.1mg per cubic meter in 94% of exposure measurement results and no confirmed cases of hearing loss were reported to Gold Fields. Reported cases for this period may arise in the future. Gold Fields has set itself further internal targets more stringent than these milestones. Action plans to achieve these milestones have been developed and the Vice President and Head of South African operations reports to the Board’s Safety, Health and Sustainable Development Committee on a quarterly basis. Cartoon booklets that assist in communicating health, safety and hygiene hazards are being rolled out to all South African operations. Workshops have been implemented to monitor progress on current initiatives and identify cost-effective action plans for future implementation.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the knowledge of management: (1) Gold Fields is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Gold Fields. To the knowledge of Gold Fields’ management, there is no controlling shareholder of Gold Fields.

As of September 30, 2009, the issued share capital of Gold Fields consisted of 705,191,269 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of September 30, 2009 is set forth below.

Beneficial owner	Ordinary shares	Percentage
Mvelaphanda Gold (Pty) Limited	39,913,335	5.66%
Arnhold & S. Bleichroeder Advisers LLC	37,874,900	5.39%
Tradewinds Global Investors LLC	35,629,231	5.07%
Public Investment Corporation of South Africa	35,251,092	5.02%

To the knowledge of management, none of the above shareholders holds voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership
	As of June 30,					As of September 30, 2009
	2007		2008		2009
			(%)
Beneficial owner
Mvelaphanda Gold (Pty) Limited(1)	—		—		5.66	5.66
Tradewinds Global Investors	—	(2)	7.2	(2)	5.51	5.07
Arnhold & S. Bleichroeder Advisers LLC	—		—		5.13	5.39
Public Investment Corporation of South Africa(4)	5.0		4.8		5.01	5.02
BlackRock Investment Management (UK) Limited(3)	6.6		7.0		4.42	4.50
Capital World Investors (formerly known as Capital Research and Management)(5)	7.4		4.2		3.90	3.91
Old Mutual Investment Group South Africa Pty Limited(6)	4.4		5.2		3.22	2.91

Notes:

(1)	For further information on the Mvelaphanda Gold (Pty) Limited shareholding, see “—Related Party Transactions—Mvelaphanda”.

(2)	To the knowledge of Gold Fields’ management, the entities did not own Gold Fields’ ordinary shares on the dates specified.

(3)	BlackRock Investment Management, previously known as Merrill Lynch Investment Management, was established in October 2006 with the merger of Merrill Lynch’s asset management business and BlackRock’s asset management business.

(4)	Public Investment Commissioner holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers, Old Mutual Asset Managers, Future Growth and RMB Asset Management.

(5)	Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

(6)	Old Mutual plc holds its shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries.

Related Party Transactions

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields’ management, their families had any interest, direct or indirect, in any transaction during the last three fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

Mvelaphanda

Tokyo M. G. Sexwale, a former non-executive director of Gold Fields, who did not stand for re-election at the Annual General Meeting held on November 2, 2007, was a non-executive director of Mvelaphanda Resources Limited, or Mvela Resources, and chairman of Mvelaphanda Holdings (Proprietary) Limited until his resignation effective May 12, 2009.

On July 10, 2002, Gold Fields announced that it had granted Mvela Resources the right to acquire a beneficial ownership interest of between 5% and 15% in, and a corresponding share of Gold Fields’ obligations and liabilities with respect to, the development, financing or construction of any precious metals mine which was developed in Africa, beginning March 1, 2002. In consideration for the transaction, referred to in this discussion as the Exploration Arrangement, Mvela Resources is obligated to issue to Gold Fields options to subscribe in tranches for linked units in Mvela Resources, consisting of one ordinary share and one unsecured debenture issued by Mvela Resources, at a 10% premium to the five-day weighted average trading price listed on the JSE. The Exploration Arrangement expired in accordance with its terms on February 28, 2007.

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

On December 11, 2003, Gold Fields, GFIMSA, and Mvela Gold entered into a subscription and share exchange agreement, or the Subscription and Share Exchange Agreement, pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including the newly issued shares, for a consideration of R4,139 million. In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. Mvela Gold is entitled to dispose of the GFIMSA shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties, whereby if Mvela Gold receives an offer for, or otherwise wishes to sell, any GFIMSA or Gold Fields shares, it must first offer to sell them to Gold Fields. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan to GFIMSA on March 17, 2004.

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

The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1,300 million and mezzanine finance of approximately Rand 1,100 million, with the balance of approximately Rand 1,700 million being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited, or Micawber, a special-purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for 4,350,000 ordinary shares of Mvela Resources which were issued by Mvela Resources in the private placements for a consideration of Rand 100 million. In order to facilitate the private placement, Mvela Resources proposed a scheme of arrangement, or the Scheme, between itself and the holders of its linked units. The effect of the Scheme, which became operative on November 24, 2003, was that each linked unit holder received two ordinary shares of Mvela Resources for each linked unit held. In order to maintain the same number of listed instruments in issue after the implementation of the Scheme, Mvela Resources consolidated its ordinary share capital on a two for one basis. As a result, the net effect of the Scheme and the share consolidation is that Gold Fields has 1,275,349 options to acquire the same number of ordinary shares of Mvela Resources issued in connection with the Exploration Arrangement. In addition, pursuant to an agreement entered into on February 13, 2004, or the PIC Agreement, Gold Fields has effectively guaranteed a loan of Rand 150 million. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Resources—Cash flows from investing activities” and “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Mvela Loan.”

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

On March 30, 2007, Mvela Resources executed and, on April 26, 2007, amended an agreement between, among others, Mvela Resources, Mvela Holdings, Lazarus Zim and Afripalm Resources (Proprietary) Limited, or Afripalm, an HDSA company formed by Lazarus Zim, in terms of which the parties, among other things, agreed as follows:

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

•	the management agreement between Mvela Resources and Mvela Holdings, in terms of which the latter managed the day-to-day operations of Mvela Resources, was canceled.

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

On March 17, 2008, Gold Fields, GFLMSL, Mvela Resources, GFIMSA and Mvela Gold entered into an agreement in terms of which the parties agreed that the number of ordinary shares of Gold Fields which Mvela Gold will receive if either Gold Fields or Mvela Gold exercises the right to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields (as contemplated in the Subscription and Share Exchange Agreement) will be 50 million Gold Fields shares.

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

On March 17, 2009, Mvela Resources took receipt of its 15% shareholding in GFIMSA. Immediately upon receipt of the GFIMSA shares, Mvela Gold exercised its right to exchange the GFIMSA shares for 50 million new ordinary shares in Gold Fields. This brought the total number of Gold Fields shares in issue at that time to 703,839,976. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields and Gold Fields again owns 100% of GFIMSA. Since March 17, 2009, Mvela Gold has sold 11 million of the Gold Fields shares, representing approximately 1.6% of the listed shares of Gold Fields, through the market. The Gold Fields shares are subject to a right of first refusal in favor of Gold Fields.

Rand Refinery

GFLMSL, as agent for GFIMSA and its subsidiaries, has an agreement with Rand Refinery Limited, or Rand Refinery, in which Gold Fields holds a 34.9% interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery. Prior to October 1, 2004, GFLMSL acted as agent for Rand Refinery to sell up to 50% of Gold Fields’ South African production. However, since October 1, 2004, Gold Fields has sold the gold produced from its South African operations itself. Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is the Chief Executive Officer and a Director of Gold Fields, was a Director of Rand Refinery from July 12, 2000 until September 30, 2008. He remains an alternate Director. As a Director of GFLMSL, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland declared his interest in the contract between Rand Refinery and GFLMSL, pursuant to South African requirements, and did not participate in the decision of Rand Refinery to enter into the agreement with GFLMSL, Gold Fields Ghana or Abosso. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMSL. See “Information on the Company—Description of Mining Business—Refining and Marketing” for further details regarding these arrangements.

New Africa Mining Fund

John Hopwood, a non-executive director of Gold Fields, is a trustee of the New Africa Mining Fund and is the chairman of the New Africa Mining Fund Investment Committee. Gold Fields has been instrumental in the formation of the New Africa Mining Fund and is a significant investor in the fund. As at June 30, 2009, Gold Fields had contributed a net amount of U.S.$3.9 million to the New Africa Mining Fund. Gold Fields originally committed R50 million ($6.2 million) for a six-year period which expired on February 28, 2009. No new investments are permitted but follow-on investments are allowed. Gold Fields’ share of potential follow-on investments is estimated to be $0.6 million. See “Operating and Financial Review and Prospects—Contractual obligations and commitments as at June 30, 2009.”

Absa Credit Facilities

Gill Marcus, a non-executive director of Gold Fields who retired from the Board on July 20, 2009, was the chairman of Absa Group Limited and Absa Bank Limited until July 2009. Gold Fields currently has a R500 million 364-day revolving credit facility with Absa Capital, a division of Absa Bank Limited. On May 15, 2009, a R1 billion 364-day revolving credit facility with Absa Capital also expired. Gold Fields has also established a Domestic Medium Term Note Programme, or the DMTN Programme, on April 6, 2009 with Absa Capital as the arranger, dealer and sponsoring member of the DMTN Programme. Absa Capital has also been appointed as transfer, paying and calculation agent under the DMTN Programme. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources.”

Uncle Harry’s Area

Cheryl A. Carolus, a non-executive director of Gold Fields, is a party to the agreement described below in her individual capacity and also in her capacity as a founding shareholder of Peotona Gold Holdings, a 33% shareholder of Peotona Gold (Proprietary) Limited, or Peotona Gold.

On April 21, 2009, Gold Field Operations Limited, or GFO, GFI Joint Venture Holdings (Proprietary) Limited, Peotona Gold (Proprietary) Limited, Western Areas Prospecting (Proprietary) Limited, a company 74% owned by GFO and 26% owned by Peotona Gold, or WAP, and others entered into an agreement under which WAP relinquishes and abandons exploration rights on ground contiguous to the South Deep mine (commonly known as “Uncle Harry’s Area”) in favor of the South Deep Joint Venture. The agreement is subject to the conversion of the old order mining rights of South Deep under the 2002 Mineral Act to the new regulatory regime and Ministerial approval to extend the area covered by the South Deep Mining Rights to cover “Uncle Harry’s Area”. Peotona Gold also granted GFO an option to acquire its 26% shareholding in WAP.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favorable to it as arm’s length terms.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years materially indebted to Gold Fields.

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to “Information on the Company” above.

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended June 30,
	2005		2006		2007		2008		2009(1)		2010
	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)
Prior year’s final dividend	0.06	0.40	0.06	0.40	0.15	1.10	0.13	0.95	0.16	1.20	0.10	0.80
Interim dividend	0.05	0.30	0.07	0.40	0.13	0.90	0.09	0.65	0.03	0.30	—	—

Total dividend	0.11	0.70	0.13	0.80	0.28	2.00	0.22	1.60	0.19	1.50	0.10	0.80

Note:

(1)	A final dividend was announced on August 5, 2009 and paid on August 31, 2009.

Gold Fields’ dividend policy is to declare an interim and final dividend in respect of each financial year based on 50% of the earnings for the year before taking account of investment opportunities and after excluding impairments. Earnings are adjusted to exclude unrealized gains and losses on financial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to the underlying financial instruments.

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments.”

ITEM 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is JSE Limited, or JSE, on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of June 30, 2009, 17,536 record holders of Gold Fields’ ordinary shares, holding an aggregate of 166,723,511 ordinary shares (23.6%), were listed as having addresses in South Africa. As of June 30, 2009, 204 record holders of Gold Fields’ ordinary shares, holding an aggregate of 429,702,904 ordinary shares (61%), were listed as having addresses in the United States.

Gold Fields’ American Depositary Shares, or ADSs, currently trade in the United States on The New York Stock Exchange under the symbol “GFI.” The American Depositary Receipts, or ADRs, representing the ADSs are issued by The Bank of New York Mellon, as Depositary. Each ADS represents one ordinary share. Gold Fields’ ADRs are also listed on the Dubai International Financial Exchange.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge (Proprietary) Limited, or I-Net Bridge, a South African financial information service:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Year ended June 30,	High	Low
	(Rand per ordinary share)
2005	94.02	55.09	1,485,099
2006	162.00	69.01	2,067,115
2007	173.80	109.40	2,580,019
2008	135.00	87.01	2,900,832
2009	123.50	54.00	3,011,023
2010 (through November 30, 2009)	111.60	89.99	2,966,805

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Quarter ended	High	Low
	(Rand per ordinary share)
September 30, 2007	128.75	103.45	2,973,176
December 31, 2007	127.79	93.58	2,376,850
March 31, 2008	135.00	100.50	3,450,315
June 30, 2008	118.50	87.01	2,751,270
September 30, 2008	102.00	58.10	2,934,183
December 31, 2008	96.35	54.00	3,110,786
March 31, 2009	123.50	77.37	3,244,318
June 30, 2009	111.90	88.35	2,892,541
September 30, 2009	109.50	89.99	3,065,713

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Month ended	High	Low
	(Rand per ordinary share)
June 30, 2009	108.60	92.00	3,084,266
July 31, 2009	97.69	89.99	2,424,954
August 31, 2009	102.03	91.50	3,392,247
September 30, 2009	109.50	93.72	3,456,513
October 31, 2009	111.00	100.50	2,734,448
November 30, 2009	111.60	101.50	2,908,793

On November 30, 2009, the closing price of the ordinary shares on the JSE was R108.10.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on The New York Stock Exchange for the last five fiscal years.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Year ended June 30,	High	Low
	($ per ADS)
2005	14.94	9.25	1,557,127
2006	26.33	10.69	2,289,061
2007	24.10	15.63	3,141,519
2008	19.13	10.88	6,368,692
2009	13.72	4.90	7,635,974
2010 (through November 30, 2009)	15.11	10.99	5,774,818

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Quarter ended	High	Low
	($ per ADS)
September 30, 2007	18.33	13.67	5,143,061
December 31, 2007	19.13	13.61	5,632,441
March 31, 2008	17.61	13.22	8,938,902
June 30, 2008	15.11	10.88	5,861,693
September 30, 2008	13.15	7.16	7,774,018
December 31, 2008	10.08	4.90	7,617,060
March 31, 2009	12.47	7.94	9,485,419
June 30, 2009	13.72	10.09	5,724,221
September 30, 2009	14.76	10.99	5,073,456

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Month ended	High	Low
	($per ADS)
June 30, 2009	13.72	11.27	5,619,386
July 31, 2009	12.54	10.99	3,902,269
August 31, 2009	12.67	11.51	3,696,395
September 30, 2009	14.76	11.86	7,677,474
October 30, 2009	15.05	12.69	6,917,110
November 30, 2009	15.11	12.82	6,762,658

On November 30, 2009, the closing price of Gold Fields’ ADSs quoted on The New York Stock Exchange was $14.78.

JSE Limited

The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.

The JSE is a self-regulating organization operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control Amendment Act No. 54 of 1995, or the Stock Exchange Act, which provides the statutory framework for the deregulation of the JSE, the JSE’s rules were amended with effect from November 8, 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members’ own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchange Act, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely the brokerage commissions payable on agency transactions in equities. With effect from 1996, screen trading commenced on the JSE. The Securities Services Act No. 36 of 2004 came into effect on January 18, 2005. This act consolidates and amends the laws relating to the regulation and control of exchanges and securities trading, the regulation and control of central securities depositories and the custody and administration of securities and the prohibition of insider trading.

The market capitalization of companies listed on the JSE was approximately Rand 5.76 trillion as of October 30, 2009. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 55.3% for 2008. Trading is concentrated in a small, but growing, number of companies. As of October 30, 2009, there were 412 listed companies on the JSE.

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

ITEM 10: ADDITIONAL INFORMATION

General

Gold Fields is a public company registered in South Africa under the Companies Act No. 61 of 1973, or the Companies Act, which limits the liability of its shareholders, and is governed by its Memorandum of Association and Articles of Association and the provisions of the Companies Act. Gold Fields’ registration number is 1968/004880/06. Section 3 of Gold Fields’ Memorandum of Association provides that its objectives are, among other things: (1) to purchase, lease or otherwise acquire mines, mineral and other properties, lands, farms and hereditaments, (2) to buy, sell, refine and deal in bullion, specie, coin and precious metals and (3) to carry on any mining and metallurgical operation which may seem conducive to any of Gold Fields’ objectives. On April 9, 2009, South Africa passed the Companies Act No. 71 of 2008. However, as of the date of this report, it has not yet come into force.

Dividends and Payments to Shareholders

Gold Fields may make payments (including the payment of dividends) to its shareholders from time to time in accordance with provisions of the Companies Act and the requirements of the JSE and Gold Fields’ Articles of Association. The Companies Act prohibits any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:

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

All unclaimed dividends or other payments to shareholders may be invested or otherwise made use of by the directors for the benefit of Gold Fields until claimed, provided that any dividend or bonus or other payment to shareholders remaining unclaimed for a period of not less than three years from the date on which it became payable may be forfeited by resolution of the directors for the benefit of Gold Fields.

Voting Rights

Every shareholder of Gold Fields, or representative of a shareholder, who is present at a shareholders’ meeting has one vote on a show of hands, regardless of the number of shares he holds or represents or the number of shareholders he represents, unless a poll is demanded. Every Gold Fields’ shareholder is, on a poll, entitled to one vote per ordinary share held. A poll may be demanded by any person entitled to vote at the meeting. Neither the Companies Act nor Gold Fields’ Articles of Association provide for cumulative voting.

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

•

to raise cash through a general issuance at the discretion of the directors to the general public (but not to related parties) of up to 15% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30-business-day weighted average trading price prior to the date the application is made to the JSE to list the shares provided that a 75% majority of votes cast by shareholders at a general meeting must approve the granting of such authority to the directors; or

•

to raise cash through a specific issuance of shares for cash, provided that a 75% majority of shareholders, other than controlling shareholders, votes in favor of the resolution to issue the shares at a general meeting.

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

Disclosure of Interest in Shares

Under South African law, a registered holder of Gold Fields shares who is not the beneficial owner of such shares is required to disclose every three months to Gold Fields the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, Gold Fields may, by notice in writing, require a person who is a registered shareholder, or whom Gold Fields knows or has reasonable cause to believe has a beneficial interest in Gold Fields ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to Gold Fields the identity of the person on whose behalf the ordinary shares are held. Gold Fields may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Gold Fields is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Gold Fields together with the extent of those beneficial interests.

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

Business may be transacted at any meeting of shareholders only while a quorum of shareholders is present. Three shareholders present personally or by representative and entitled to vote constitute a quorum for a general meeting and an annual general meeting.

The annual general meeting deals with and disposes of all matters prescribed by Gold Fields’ Articles of Association and the Companies Act, including:

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

Changes in Capital or Objects and Powers of Gold Fields

The Gold Fields shareholders may, by the passing of a special resolution in accordance with the provisions of the Companies Act:

•	increase Gold Fields’ authorized share capital;

•	divide all or any part of Gold Fields’ share capital into shares of larger amounts than Gold Fields’ existing shares or consolidate and reduce the number of the issued no par value shares, if any;

•	subdivide all or any portion of Gold Fields’ shares into shares of a smaller amount than is fixed by Gold Fields’ Memorandum of Association;

•	convert all of Gold Fields’ ordinary or preference share capital from having a par value into shares of no par value;

•	reduce Gold Fields’ authorized share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;

•	alter the provisions of Gold Fields’ Memorandum of Association with respect to the objects and powers of the company; and

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

Borrowing Powers

The directors may exercise all the powers of Gold Fields to borrow money and to give all or any part of its property as security and to issue debentures or debenture stock (whether secured or unsecured) and other securities (with such special privileges, if any, as to allotment of shares or stock, attending and voting at general meetings, appointment of directors or otherwise as may be sanctioned by a general meeting) whether outright or as security for any debt, liability or obligation of Gold Fields or of any third-party. Gold Fields has unlimited borrowing powers.

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

•

on December 11, 2003, Gold Fields, GFIMSA, and Mvela Gold entered into a subscription and share exchange agreement, or the Subscription and Share Exchange Agreement, pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFIMSA’s outstanding share capital, including newly issued shares, for a consideration of Rand 4,139 million;

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

•

on March 17, 2008, Gold Fields, GFLMSL, Mvela Resources, GFIMSA and Mvela Gold entered into an agreement in terms of which the parties agreed that the number of ordinary shares of Gold Fields which Mvela Gold will receive if either Gold Fields or Mvela Gold exercises the right to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields (as contemplated in the Subscription and Share Exchange Agreement), will be 50 million Gold Fields shares;

•

on March 27, 2008, Mvela Resources obtained the consent of the Company, GFIMSA, GFLMSL and others under the Sponsor Support, Guarantee and Retention Agreement to enter into a proposed transaction with Anglo Platinum Limited, or APL, and Northam Platinum Limited, or Northam, in terms of which Mvela Resources will purchase approximately 53.1 million Northam shares from APL’s subsidiaries and will advance shareholder loans to, and become the holder of the entire issued share capital of, Micawber 278 (Proprietary) Limited, or M278, which owns APL’s indirect 50% beneficial interest in the Booysendal Platinum Project. In addition, Mvela Resources will sell all its indirect shareholdings in M278 to Northam in exchange for 121 million new Northam shares. In addition, this agreement effectively replaced the Mvela Holdings guarantee set out in the Sponsor Support, Guarantee and Retention Agreement with a guarantee by Nedbank Limited for the due and punctual payment and performance by Mvela Resources of its obligations under the guarantee provided by Mvela Resources under the Sponsor Support, Guarantee and Retention Agreement; and

•

on March 17, 2009, GFIMSA repaid the Mvela Loan to Mvela Gold, upon which repayment Mvela Gold subscribed for 15% of the ordinary shares in the capital of GFIMSA, or the GFIMSA shares, for a subscription price in the amount of R4,139 million. Immediately upon receipt of the GFIMSA shares, Mvela Gold exercised its right to exchange the GFIMSA shares for 50 million new ordinary shares in Gold Fields, or the Gold Fields Shares. This brought the total number of Gold Fields shares in issue to 703,839,976. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields and Gold Fields again owns 100% of GFIMSA. Since March 17, 2009, Mvela Gold has sold 11 million of the Gold Fields shares, representing approximately 1.6% of the listed shares of Gold Fields, through the market. The Gold Fields shares are subject to a right of first refusal in favor of Gold Fields.

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

On September 10, 2008, NAP declined to exercise its right to acquire 60% of the APP. Therefore, the APP has reverted to Gold Fields with a full 100% unencumbered interest. Further, all contractual arrangements with NAP have been dissolved as of June 30, 2009.

See “Information on the Company—Exploration—Gold Fields’ Greenfields Exploration Targets—Arctic Platinum Project.”

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

See “Information on the Company—Gold Fields’ Mining Operations—Peru Operation—Cerro Corona” and “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Cerro Corona Facility.”

Preference Share Subscription Agreement

On December 24, 2007, Rand Merchant Bank, a division of FirstRand Bank Limited, or RMB, subscribed for 100 non-convertible redeemable preference shares in the issued share capital of Gold Fields, or the Preference Shares, at an aggregate subscription price of R1.2 billion ($172 million at the exchange rate in effect on the date of issuance). On October 10, 2008, 50 of the Preference Shares were redeemed for an amount of R600 million, together with applicable dividends of R23.2 million.

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Preference Shares.”

R500 million Revolving Credit Facility

On August 21, 2007, GFIMSA entered into a R500 million 364-day revolving credit facility, or the Absa 1 Facility, with Absa Capital (a division of Absa Bank Limited). Borrowings under this facility are guaranteed by Gold Fields. On August 19, 2008, the total amount of R500 million borrowed under the facility was repaid. On September 22, 2008, this facility was renegotiated as a short-term facility expiring on October 21, 2008. With effect from November 11, 2008, this facility was renegotiated as a 364 day facility, expiring on November 10, 2009.

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R500 million Revolving Credit Facility.”

Split-tenor Revolving Credit Facility

On May 16, 2007, GFIMSA, Orogen and Western Areas entered into a U.S.$750.0 million split-tenor revolving credit facility, or the Split-tenor Facility, with lead lenders Barclays Bank Plc and ABN Amro N.V.

The Split-tenor Facility consists of a U.S.$250 million 364-day revolving tranche (Facility A) and a U.S.$500 million five-year revolving tranche (Facility B). On May 15, 2009, Facility A was repaid in full. The amount drawn down under the Split-tenor Facility as of the date of this annual report is U.S.$500 million (U.S.$500 million under Facility B).

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Split-tenor Revolving Credit Facility.”

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

Sale of Choco 10

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Ltd., or Rusoro, for a total consideration of U.S.$413 million, comprising U.S.$180 million in cash and 140 million newly-issued Rusoro shares, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro and currently represents 26.4% of the outstanding shares of Rusoro. Pursuant to the transaction, Rusoro acquired Gold Fields’ stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields.

R1,000 million Short Term Revolving Credit Facility

On January 31, 2008, GFIMSA, Gold Fields Operations Limited, Orogen, and GFL Mining Services Limited entered into a R1 billion 364-day revolving credit facility, or the Absa 2 Facility, with Absa Capital, a division of Absa Bank Limited. On August 5, 2008, R500 million was drawn down under this facility. On August 19, 2008, a further R500 million was drawn down under this facility. This facility was repaid in full on May 15, 2009.

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R1,000 million Short Term Revolving Credit Facility.”

$311 million Syndicated Revolving Credit Facility

On May 7, 2009, GFIMSA, Orogen and Gold Fields Operations entered into a 364-day U.S.$311 million syndicated revolving loan facility with an option to extend the term on the same terms for an additional 364 days from the date of the original final maturity. As of June 30, 2009, the total borrowings under this facility were U.S.$72 million.

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—$311 million Syndicated Revolving Credit Facility.”

R1,500 million Long Term Revolving Credit Facility

On May 6, 2009, GFIMSA and Gold Fields Operations entered into a R1,5 billion five-year revolving credit facility with Nedbank Limited. As of June 30, 2009, the facility was unutilized.

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R1,500 million Long Term Revolving Credit Facility.”

R10 billion Domestic Medium Term Note Programme

On April 6, 2009, Gold Fields established a R10 billion Domestic Medium Term Note Programme. As of June 30, 2009, the total principal amount of notes issued under the programme was R1,143 million.

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R10 billion Domestic Medium Term Note Programme.”

Sino Gold Mining Limited

On June 3, 2009, Gold Fields entered into an agreement under which it would sell its 19.9% stake in Sino Gold Mining Limited to Eldorado Gold Corporation, or Eldorado, for a total consideration of approximately U.S.$282 million payable in Eldorado shares which were received on July 27, 2009. On September 4, 2009, Gold Fields sold its entire shareholding in Eldorado on the market for a consideration of CAD 323 million ($299.3 million).

See “Operating and Financial Review and Prospects—Recent Developments—Disposal of stake in Sino Gold.”

Acquisition of Glencar Mining

On July 24, 2009, Gold Fields Limited, through a wholly-owned subsidiary, reached agreement with Glencar Mining Plc, or Glencar, on the terms of a recommended cash offer to acquire the entire issued capital of Glencar for cash. On August 7, 2009, the offer document was posted to eligible Glencar shareholders who had until September 4, 2009 to accept the offer. On September 7, 2009, Gold Fields announced that it had received 83.1% of acceptances and therefore 83.1% of the issued share capital of Glencar. All conditions of the offer were satisfied or waived at that time and therefore the offer was declared unconditional in all respects. On September 8, 2009, Gold Fields took control of Glencar as the existing directors of Glencar resigned and Gold Fields appointed three new directors. Subsequently, Gold Fields completed the final squeeze-out of shareholders on November 9, 2009. Gold Fields now holds 100% of Glencar Mining plc.

See “Operating and Financial Review and Prospectus—Recent Developments—Acquisition of Glencar Mining.”

Termination of Royalty Over St. Ives

On August 26, 2009, Gold Fields executed an agreement with Morgan Stanley Bank in terms of which the royalty payable by St. Ives Gold Mining Company Pty Ltd to certain subsidiaries of Morgan Stanley Bank was terminated for a consideration of A$308 million ($257.1 million).

See “Operating and Financial Review and Prospects—Recent Developments—Termination of Royalty Over St. Ives.”

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

In fiscal 2009, Nicholas J. Holland, Gold Fields’ Chief Executive Officer and an executive director of Gold Fields, was party to three employment agreements: one with Gold Fields Ghana Holdings, one with Orogen, and one with GFGS. In fiscal 2009, Terence P. Goodlace, Gold Fields Chief Operating Officer and an executive director of Gold Fields from May 1, 2008 until his resignation with effect from October 15, 2008, was party to three employment agreements: one with Gold Fields Ghana Holdings, one with Orogen and one with GFL Mining Services Ltd. See “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment.” Effective November 6, 2009, Paul A. Schmidt, Gold Fields’ Chief Financial Officer and an Executive Director of Gold Fields, was party to three employment agreements: one with Gold Fields Ghana Holdings, one with Orogen, and one with GFGS.

Deposit Agreement

Gold Fields has an American Depositary Receipt facility. In connection with this facility, Gold Fields is party to a Deposit Agreement, dated as of February 2, 1998, as amended and restated as of May 21, 2002 among Gold Fields, The Bank of New York (now known as The Bank of New York Mellon, or BNYM), as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder.

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

American Depositary Receipts

Each Gold Fields ADS represents ownership interests in one Gold Fields ordinary share and the rights attributable to one Gold Fields ordinary share that Gold Fields will deposit with one of the custodians, which currently are Standard Bank of South Africa, Absa Bank Limited, French Bank of South Africa, First National Bank of South Africa and Nedcor Bank Limited. Each Gold Fields ADR also represents securities, cash or other property deposited with BNYM but not distributed to holders of Gold Fields ADRs.

As BNYM will actually be the holder of the underlying ordinary shares, Gold Fields will not treat you as one of its shareholders. As a holder of ADSs, you will have ADR holder rights. A Deposit Agreement among Gold Fields, BNYM and you, as a Gold Fields ADR holder, sets out the ADR holders’ rights and obligations of BNYM, as depositary. New York state law governs the Deposit Agreement and the ADRs evidencing the Gold Fields ADSs.

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

BNYM will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your Gold Fields ADSs represent.

Cash:

BNYM will convert any cash dividend or distribution Gold Fields pays on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the Deposit Agreement allows BNYM to distribute the foreign currency only to those ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, BNYM will deduct any withholding taxes that must be paid under applicable laws. It will distribute only whole U.S. dollars and U.S. cents and will round any fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when BNYM cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Ordinary shares:

BNYM will distribute new ADRs representing any ordinary shares Gold Fields distributes as a dividend or free distribution, if Gold Fields requests that BNYM make this distribution and if Gold Fields furnishes BNYM promptly with satisfactory evidence that it is legal to do so. BNYM will only distribute whole ADRs. It will sell ordinary shares which would require it to issue a fractional ADS and distribute the net proceeds to the holders entitled to those ordinary shares. If BNYM does not distribute additional cash or ADSs, each ADS will also represent the new ordinary shares.

Right to purchase additional ordinary shares:

If Gold Fields offers holders of securities any rights, including rights to subscribe for additional ordinary shares, BNYM may take actions necessary to make these rights available to you. Gold Fields must first instruct BNYM to do so and furnish it with satisfactory evidence that it is legal to do so. If Gold Fields does not furnish this evidence and/or give these instructions, and BNYM determines that it is practical to sell the rights, BNYM may sell the rights and allocate the net proceeds to holders’ accounts. BNYM may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If BNYM makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. BNYM will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay BNYM the exercise price and any charges the rights require you to pay. U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. In this case, BNYM may deliver the ADSs under a separate restricted deposit agreement, which will contain the same provisions as the Deposit Agreement, except for changes needed to put the restrictions in place. BNYM will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act of 1933 with respect to a distribution to you.

Other distributions:

BNYM will send to you anything else Gold Fields distributes on deposited securities by any means BNYM thinks is legal, fair and practical. If it cannot make the distribution in that way, BNYM may decide to sell what Gold Fields distributed—for example by public or private sale—and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what Gold Fields distributed, in which case the ADRs will also represent the newly distributed property.

BNYM is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder. Gold Fields will have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distribution Gold Fields makes on its ordinary shares or any value for them if it is illegal or impractical for Gold Fields to make them available to you.

Deposit, Withdrawal and Cancellation

How does the Depositary issue ADSs?

BNYM will deliver the ADSs that you are entitled to receive in the offer against deposit of the underlying ordinary shares. BNYM will deliver additional ADSs if you or your broker deposit ordinary shares with the custodian. You must also deliver evidence satisfactory to BNYM of any necessary approvals of the governmental agency in South Africa, if any, which is responsible for regulating currency exchange at that time. If required by BNYM, you must in addition deliver an agreement transferring your rights as a shareholder to receive dividends or other property. Upon payment of its fees and of any taxes or charges, BNYM will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

How do ADS holders cancel an ADS and obtain ordinary shares?

You may submit a written request to withdraw ordinary shares and turn in your ADRs evidencing your ADSs at the Corporate Trust Office of BNYM. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, BNYM will deliver the deposited securities underlying the ADSs to an account designated by you at the office of the custodian. At your request, risk and expense, BNYM may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities represented by the ADSs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by BNYM.

Record Dates

Whenever any distribution of cash or rights, change in the number of ordinary shares represented by ADSs or notice of a meeting of holders of ordinary shares or ADSs is made, BNYM will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.

Voting of Deposited Securities

How do you vote?

If you are an ADS holder on a record date fixed by BNYM, you may exercise the voting rights of the same class of securities as the ordinary shares represented by your ADSs, but only if Gold Fields asks BNYM to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares.

However, you may not know about the meeting enough in advance to withdraw the ordinary shares. If Gold Fields asks for your instructions, BNYM will notify you of the upcoming meeting and arrange to deliver certain materials to you. The materials will: (1) include all information included with the meeting notice sent by Gold Fields to BNYM, (2) explain how you may instruct BNYM to vote the ordinary shares or other deposited securities underlying your ADSs as you direct if you vote by mail or by proxy and (3) include a voting instruction card and any other information required under South African law that Gold Fields and BNYM will prepare. For instructions to be valid, BNYM must receive them on or before the date specified in the instructions. BNYM will try, to the extent practical, subject to applicable law and the provisions of the by-laws of Gold Fields, to vote or have its agents vote the underlying shares as you instruct. BNYM will only vote, or attempt to vote, as you instruct. However, if BNYM does not receive your voting instructions, it will give a proxy to vote your ordinary shares to a designated representative of Gold Fields, unless Gold Fields informs BNYM that either: (1) it does not want the proxy issued, (2) substantial opposition exists or (3) the matter materially and adversely affects the rights of holders of ordinary shares.

Gold Fields cannot assure that you will receive the voting materials in time to ensure that you can instruct BNYM to vote your ordinary shares. In addition, BNYM and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Inspection of Transfer Books

BNYM will keep books for the registration and transfer of ADRs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to Gold Fields or the Deposit Agreement or the ADRs.

Reports and Other Communications

BNYM will make available for your inspection at its Corporate Trust Office any reports or communications, including any proxy material, received from Gold Fields, as long as these materials are received by BNYM as the holder of the deposited securities and generally available to Gold Fields shareholders. At Gold Fields’ written request, BNYM will also send copies of reports, notices and communications to you.

Fees and Expenses

BNYM, as Depositary, will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued:

For:	Gold Fields ADS holders must pay:
• each issuance of a Gold Fields ADS, including as a result of a distribution of ordinary shares or rights or other property or upon exercise of a warrant to purchase an ADS	• $5.00 or less per 100 Gold Fields ADSs or portion thereof

• each distribution of securities distributed to holders of Gold Fields’ ordinary shares which are distributed by BNYM to Gold Fields’ ADR holders	• any fees that would be payable if the securities had been ordinary shares and those ordinary shares had been deposited for the issuance of ADSs

• each cancellation of a Gold Fields ADS, including if the Deposit Agreement terminates	• $5.00 or less per 100 Gold Fields ADSs or portion thereof

• each cash distribution pursuant to the Deposit Agreement	• not more than $0.02 per ADS (or portion thereof)

• annual depositary services

•   not more than $0.02 per ADS (or portion thereof) paid annually, provided that this fee will not be charged if the $0.02 fee for cash distributions described above was charged during the calendar year

• transfer and registration of ordinary shares on the Gold Fields’ share register from your name to the name BNYM or its agent when you deposit or withdraw ordinary shares	• registration or transfer fees

• conversion of foreign currency to U.S. dollars	• expenses of BNYM

• cable, telex and facsimile transmission expenses, if expressly provided in the Deposit Agreement	• expenses of BNYM

• as necessary	• certain taxes and governmental charges BNYM or the custodian has to pay on any Gold Fields ADS or ordinary share underlying a Gold Fields ADS

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. BNYM may deduct the amount of any taxes owed from any payments to you. It may also restrict or refuse the transfer of your Gold Fields ADSs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on your Gold Fields ADSs or underlying securities. It may also sell deposited securities to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If BNYM sells deposited securities, it will, if appropriate, reduce the number of Gold Fields ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

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

the cash, ordinary shares or other securities received by BNYM will become new deposited securities under the Deposit Agreement, and each Gold Fields ADS will automatically represent the right to receive a proportional interest in the new deposited securities; and BNYM may and will, if Gold Fields asks it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also issue new Gold Fields ADSs or ask you to surrender your outstanding Gold Fields ADSs in exchange for new Gold Fields ADSs identifying the new deposited securities.

Amendment and Termination of the Deposit Agreement

How may the Deposit Agreement be amended?

Gold Fields may agree with BNYM to amend the Deposit Agreement and the Gold Fields ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges, or prejudices an important right of Gold Fields ADS holders, it will only become effective 30 days after BNYM notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair your right to receive the deposited securities in exchange for your Gold Fields ADSs.

How may the Deposit Agreement be terminated?

BNYM will terminate the Deposit Agreement if Gold Fields asks it to do so, in which case it must notify you at least 30 days before termination. BNYM may also terminate the agreement after notifying you if BNYM informs Gold Fields that it would like to resign and Gold Fields does not appoint a new depositary bank within 90 days.

If any Gold Fields ADSs remain outstanding after termination, BNYM will stop registering the transfer of Gold Fields ADSs, will stop distributing dividends to Gold Fields ADS holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

•	collect dividends and distributions on the deposited securities;

•	sell rights and other property offered to holders of deposited securities; and

•	deliver ordinary shares and other deposited securities upon cancellation of Gold Fields ADSs.

At any time after one year after termination of the Deposit Agreement, BNYM may sell any remaining deposited securities by public or private sale. After that, BNYM will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement, for the pro rata benefit of the Gold Fields ADS holders that have not surrendered their Gold Fields ADSs. It will not invest the money and has no liability for interest. BNYM’s only obligations will be to account for the money and cash. After termination, Gold Fields’ only obligations will be with respect to indemnification of, and to pay specified amounts to, BNYM.

Your Right to Receive the Ordinary Shares Underlying Your Gold Fields ADSs

You have the right to cancel your Gold Fields ADSs and withdraw the underlying ordinary shares at any time except:

•

due to temporary delays caused by BNYM or Gold Fields closing its transfer books, the transfer of ordinary shares being blocked in connection with voting at a shareholders’ meeting, or Gold Fields paying dividends;

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

Limitations on Obligations and Liability to Gold Fields ADS Holders

The Deposit Agreement expressly limits the obligations of Gold Fields and BNYM. It also limits the liability of Gold Fields and BNYM. Gold Fields and BNYM:

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

In the Deposit Agreement, Gold Fields and BNYM agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

Before BNYM will deliver or register the transfer of a Gold Fields ADS, make a distribution on a Gold Fields ADS, or permit withdrawal of ordinary shares, BNYM may require:

•

payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of BNYM;

•	production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Gold Fields ADSs upon withdrawal, and of the genuineness of any signature; and

•	compliance with regulations BNYM may establish consistent with the Deposit Agreement, including presentation of transfer documents.

BNYM may refuse to deliver, transfer, or register transfer of Gold Fields ADSs generally when the transfer books of BNYM are closed or at any time if BNYM or Gold Fields thinks it advisable to do so.

Pre-Release of Gold Fields ADSs

In certain circumstances, subject to the provisions of the Deposit Agreement, BNYM may deliver Gold Fields ADSs before deposit of the underlying ordinary shares. This is called a pre-release of Gold Fields ADSs. BNYM may also deliver ordinary shares prior to the receipt and cancellation of pre-released Gold Fields ADSs (even if those Gold Fields ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to BNYM. BNYM may receive Gold Fields ADSs instead of the ordinary shares to close out a pre-release. BNYM may pre-release Gold Fields ADSs only under the following conditions:

•

before or at the time of the pre-release, the person to whom the pre-release is being made must represent to BNYM in writing that it or its customer, as the case may be, owns the ordinary shares or Gold Fields ADSs to be deposited;

•	the pre-release must be fully collateralized with cash or collateral that BNYM considers appropriate; and

•	BNYM must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations BNYM considers appropriate. In addition, BNYM will limit the number of Gold Fields ADSs that may be outstanding at any time as a result of pre-release.

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

Withholding Tax on Dividends

Under South African law, no withholding tax applies to, and no other tax is payable by, shareholders or ADS holders on dividends paid to non-resident shareholders or non-resident ADS holders. It should be noted that the planned introduction in 2010 of a 10% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders is generally permissible under the terms of a reciprocal tax treaty entered into between South Africa and the United States, or the Treaty; provided that the Treaty generally limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases. South Africa imposes a corporate tax known as a secondary tax on companies, or STC, on the distribution of earnings in the form of dividends on the company declaring the dividend. STC is a recognized form of tax in terms of the double taxation convention between South Africa and the United States, but does not constitute a withholding tax on dividends. With effect from October 1, 2007, the rate of STC was reduced to 10% (previously, it was 12.5%). STC will be abolished in 2010 once the withholding tax on dividends is introduced.

Income Tax and Capital Gains Tax

Non-resident holders of ordinary shares or ADSs will not be subject to income or capital gains tax in South Africa, with respect to the disposal of those ordinary shares or ADSs, on the basis that the Shares do not relate to any immovable property held in South Africa, unless the non-resident carried on business through a permanent establishment in South Africa, and the profits are realized in the ordinary course of that business.

Securities Transfer Tax

No Securities Transfer Tax, or STT, is payable in South Africa with respect to the issue of a security.

STT is charged at a rate of 0.25% on the taxable amount of the transfer of every security issued by a company or a close corporation incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

The word “transfer” is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the issue of a security that does not result in a change in beneficial ownership is not regarded as a transfer.

STT is levied on the taxable amount of a security. The taxable amount of a listed security is the greater of the consideration for the security declared by the transferee or the closing price of that security. The taxable amount of an unlisted security is the greater of the consideration given for the acquisition of the security or the market value of the unlisted security. In the case of a transfer of a listed security, either the member or the participant or the person to whom the security is transferred is liable for the tax. The tax must be paid within a period of 14 days from the transfer. The liability for tax with respect to the transfer of listed securities lies with the party facilitating the transfer or the recipient of the security.

The liability for STT with respect to the transfer of unlisted securities is that of the company that issued the unlisted security. The STT must be paid by the company issuing the unlisted security within two months from the date of the transfer of such security.

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

Gold Fields does not believe that it should be treated as, and does not expect to become, a PFIC for U.S. federal income tax purposes but the Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of Shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of Shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by the Company would not be eligible for the special reduced rate of tax described below under “Taxation of Dividends.” Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

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

Effect of South African Withholding Taxes

As discussed in “Certain South African Tax Considerations—Withholding Tax on Dividends”, South Africa imposes the STC on the distribution of earnings in the form of dividends on the company declaring the dividend. A U.S. Holder will generally not be entitled to a credit for the STC. However, beginning in 2010, the STC will be replaced by a withholding tax of 10% on dividends paid by Gold Fields. U.S. Holders that receive payments subject to this withholding tax will be treated, for U.S. federal income tax purposes, as having received the amount of South African taxes withheld by Gold Fields, and as then having paid over the withheld taxes to the South African taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from Gold Fields with respect to the payment.

A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Gold Fields. However, a U.S. Holder will generally not be entitled to a credit for the STC (as discussed in “Certain South African Tax Considerations—Withholding Tax on Dividends”).

For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by Gold Fields generally will constitute foreign source income in the “passive income” basket. If a U.S. Holder receives a dividend from Gold Fields that qualifies for the reduced rate described above under “Taxation of Dividends”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the Shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

U.S. Holders that are accrual basis taxpayers, and who do not otherwise elect, must translate South African taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for South African taxes relative to the U.S. Holder’s U.S. federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis U.S. Holders may translate South African taxes into U.S. dollars using the exchange rate in effect on the day the taxes were paid. Any such election by an accrual basis U.S. Holder will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

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

To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under “—Certain South African Tax Considerations—Securities Transfer Tax” above, such securities transfer tax will not be a creditable tax for U.S. foreign tax credit purposes.

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

Foreign Currency Sensitivity

General

In the ordinary course of business, Gold Fields enters into transactions, such as gold and concentrate sales, denominated in foreign currencies, primarily U.S. dollars. In addition, Gold Fields has investments and indebtedness in various foreign currencies, primarily U.S. and Australian dollars. Although this exposes Gold Fields to transaction and translation exposure from fluctuations in foreign currency exchange rates, Gold Fields does not generally hedge this exposure, although it may do so in specific circumstances, such as foreign currency commitments, financing projects or acquisitions. Also, Gold Fields on occasion undertakes currency hedging to take advantage of favorable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

Foreign Currency Hedging Experience

Gold Fields uses various derivative instruments to protect its exposure to adverse movements in foreign currency exchange rates. The instruments that were outstanding as of June 30, 2009, are described below.

South African Rand Instruments

On May 18, 2007, Gold Fields utilized a portion of a $750 million split-tenor revolving credit facility entered into on May 16, 2007, or the Split-tenor Facility, to refinance prior borrowings. In connection with the borrowing, U.S. dollar/Rand forward cover was originally purchased during the third quarter of fiscal 2007 in an amount of $550.8 million. The cover has since been extended but was reduced to $490 million in line with a partial repayment of the Split-tenor Facility made on December 6, 2007, and was further reduced to $318 million in line with a repayment $172 million under the Split-tenor Facility on December 28, 2007. In line with the rollover of the corresponding loan, the forward cover of $318 million was extended on March 6, 2008 for two months at an average rate of Rand 7.9752 based on a spot rate of Rand 7.8052 and was then extended on a monthly basis through June 15, 2009, at average rates of between Rand 7.3817 and Rand 10.4625 based on spot rates of between Rand 7.3193 and Rand 10.3811.

On June 15, 2009, a further $44 million was repaid under the Split-tenor Facility, and forward cover of $274 million was extended as follows:

•	Extended on June 11, 2009 to July 15, 2009 at an average rate of Rand 8.0893, based on a spot rate of Rand 8.0419.

•	Extended on July 13, 2009 to August 17, 2009 at an average rate of Rand 8.3839, based on a spot rate of Rand 8.3275.

•	Extended on August 13, 2009 to September 17, 2009 at an average rate of Rand 8.0387 based on a spot rate of Rand 7.9886.

On September 17, 2009, the forward cover of $274 million was settled as a result of the decision to repay the outstanding loan amount.

During fiscal 2009, forward cover was taken out to cover various commitments of Gold Fields Ghana and the South African operations. Of the contracts outstanding at the end of fiscal 2009, the most significant one was a contract for USD 9.0 million at a rate of Rand 8.4648 per $1.00 maturing on August 31, 2009.

In October 2008, GFIMSA entered into a number of forward exchange contracts to sell $150.0 million of expected gold revenue proceeds. The forward sale was concluded at an average forward rate of Rand 9.1910 per $1.00, with weekly deliveries of $15.0 million starting October 17, 2008, until December 19, 2008. The forward exchange contracts were extended at various times during the year at rates ranging from R9.6600 per $1.00 to R11.5695 per $1.00.

The contracts were settled during the last quarter of fiscal 2009 by partly delivering U.S. dollar proceeds into the contract and partly closing out the instruments. The total profit resulting from the settlement and close out of the $150.0 million gold forward sales was $6.7 million.

In October 2008, the Australian operations entered into a number of forward exchange contracts to sell $70.0 million of expected gold revenue proceeds. The forward sale was concluded at an average forward rate of A$0.7088 per $1.00, with fortnightly deliveries of $14.0 million starting October 22, 2008, until December 17, 2008. The forward exchange contracts were extended at various times during the year at rates ranging from $0.6278 per A$1.00 to $0.6732 per A$1.00. The contracts were settled during fiscal 2009 by partly delivering U.S. dollar proceeds into the contract and partly closing out the instruments.

The total net profit resulting from the settlement and close-out of the Australian operations forward sales was $1.4 million.

Realized gains and losses on financial instruments are disclosed in detail under “Operating and Financial Review and Prospects—Results of Operations—Realized (loss)/gain on financial instruments.”

Foreign Currency Contract Position

As of June 30, 2009, Gold Fields’ material foreign currency contract position was as follows:

2009
$/R forward exchange contracts:
Volume ($ million)	274.0
$ per R1.00	0.1236

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

A sensitivity analysis of the mark-to-market valuations of Gold Fields’ material foreign currency contracts as of June 30, 2009 is set forth below.

South African Rand Instruments

	$/R(1) exchange rate as of June 30, 2009
Sensitivity to $/R exchange rates	-10.0%	-7.5%	-5.0%	Spot	(2)	+5.0%	+7.5%	+10.0%
Mark-to-market forwards ($ million)	27.4	20.5	13.7	(0.1)		(13.7)	(20.6)	(27.4)

Notes:

(1)	“+” and “-” designate the strengthening and weakening of the Rand against the U.S. dollar.

(2)	Spot rate: $0.1241 = R1.00.

	Weighted average Rand interest rate as of June 30, 2009
Sensitivity to Rand interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market forwards ($ million)	(0.3)	(0.2)	(0.1)	(0.1)		—	0.1	0.2

Note:

(1)	Spot Rand interest rate: 7.69%.

	Weighted average U.S. dollar interest rate as of June 30, 2009
Sensitivity to U.S. dollar interest rates	(1.5)%	(1.0)%	(0.5)%	Spot	(1)	+0.5%	+1.0%	+1.5%
Mark-to-market forwards ($ million)	0.2	0.1	—	(0.1)		(0.1)	(0.2)	(0.3)

Note:

(1)	Spot U.S. dollar interest rate: 0.31%.

Commodity Price Sensitivity

General

Gold and copper

The market price of gold and to a lesser extent copper have a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’ ordinary shares. Gold and copper prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations” and “Operating and Financial Review and Prospects—Revenues.” The aggregate effect of these factors on the gold and copper prices, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

Oil

The market price of oil has a significant effect on the results of the offshore operations of Gold Fields. The offshore operations consume large quantities of diesel in the running of their mining fleets. Oil prices have historically fluctuated widely and are affected by numerous factors over which Gold Fields does not have any control.

Commodity Price Hedging Policy

Gold and copper

Generally, Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold and copper production. On an exceptional basis, Gold Fields may consider gold and copper hedging arrangements in one or more of the following circumstances:

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

Oil

Generally Gold Fields does not enter into derivatives or other hedging arrangements to establish a price in advance for future oil consumption. However, where oil prices are expected to increase in the short- to medium-term, Gold Fields may consider hedging the oil price in order to protect itself against the adverse cost effects of a material increase in the oil price.

Commodity Price Hedging Experience

Gold

As part of the acquisition of Western Areas, Gold Fields acquired Western Areas’ gold derivative structure, which consisted of put and call options as well as deferred premium. The Western Areas Limited gold derivative structure was closed out on January 24, 2007, by purchasing 1.005 million ounces of gold, which was the net delta of the structure, at a total cost of $527.8 million, net of maturities scheduled for the end of January 2007, for settlement on January 30, 2007.

Copper

During June 2009, Gold Fields La Cima sold forward 8,705 tons of Cerro Corona’s expected copper production for fiscal 2010 for monthly deliveries. The contract runs from June 24, 2009 to June 23, 2010. The average forward price for the monthly deliveries is U.S.$5,001 per ton. An additional 8,705 tons of Cerro Corona’s expected copper production for fiscal 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of U.S.$4,600 per ton with full participation up to a maximum price of U.S.$5,400 per ton.

Oil

From time to time, various subsidiaries of Gold Fields enter into call options to fix the price of specified quantities of diesel fuel. During fiscal 2009, the following options were entered into and, with the exception of the instruments outstanding at June 30, 2009, expired unexercised:

•

On June 25, 2008, after the Company closed its accounts for fiscal 2008, Gold Fields Ghana purchased a one-year Asian style ICE Gasoil call option in respect of 30 million liters of diesel for the period July 1, 2008 to June 30, 2009 at a strike price of $1.09 per liter. The call option resulted in a premium of $2.5 million paid upfront. At the end of fiscal 2009, 2.5 million liters remained outstanding.

•

On June 27, 2008, Gold Fields Ghana purchased a further one-year Asian style ICE Gasoil call option in respect of 30 million liters of diesel for the period July 1, 2008 to June 30, 2009 at a strike price of $1.11 per liter. The call option resulted in a premium of $3.3 million paid upfront. At the end of fiscal 2009, 2.5 million liters remained outstanding.

•

On July 21, 2008, Gold Fields Australia (Pty) Ltd purchased a one-year Asian Style Singapore 0.5% Gasoil call option in respect of 30 million liters of diesel for the period August 1, 2008 to July 31, 2009 at a strike price of $1.095 per liter. The call option resulted in a premium of $2.85 million paid upfront. At the end of fiscal 2009, 5.0 million liters remained outstanding.

•

On August 21, 2008, Gold Fields Ghana purchased a further two-month Asian style ICE Gasoil call option in respect of 10 million liters of diesel for the period July 1, 2009 to August 31, 2009 at a strike price of $0.98 per liter. The call option resulted in a premium of $1.0 million paid upfront. At the end of fiscal 2009, 10.0 million liters remained outstanding.

•

On September 18, 2008, Gold Fields Ghana purchased a further six-month Asian style ICE Gasoil call option in respect of 36 million liters of diesel for the period September 1, 2009 to February 28, 2010 at a strike price of $0.90 per liter. The call option resulted in a premium of $3.6 million paid upfront. At the end of fiscal 2009, 36.0 million liters remained outstanding.

•

On September 18, 2008, Gold Fields Australia (Pty) Ltd purchased a further six-month Asian Style Singapore 0.5% Gasoil call option in respect of 17.5 million liters of diesel for the period August 1, 2009 to February 28, 2010 at a strike price of $0.91 per liter. The call option resulted in a premium of $1.6 million paid upfront. At the end of fiscal 2009, 17.5 million liters remained outstanding.

Commodity Price Contract Position

Copper

As of June 30, 2009, Gold Fields’ copper contract position was as follows:

Copper forward sale contracts:
Volume (tons)	8,705.0
$ per ton	5,001.0

Zero cost collar contracts:
Volume (tons)	8,705.0
$ per ton	4,600.0 – 5,400.0

Oil

As of the end of fiscal 2009, Gold Fields had outstanding commodity price hedging contracts, totaling 51 million outstanding liters for Gold Fields Ghana and 22.5 million liters for Gold Fields Australia (Pty) Ltd, with a final expiry at the end February 2010 for both sets of contracts.

Commodity Price Sensitivity Analysis

A sensitivity analysis of the mark-to-market valuations of Gold Fields’ significant commodity contracts as of June 30, 2009 is set forth below.

Copper instruments

	Copper spot price(1) as of June 30, 2009
Sensitivity to copper spot price	-15.0%	-10.0%	-5.0%	Spot (2)	+5.0%	+10.0%	+15.0%
Mark-to-market forwards ($ million)	6.0	3.8	1.7	(0.5)	(2.7)	(4.9)	(7.1)
Mark-to-market zero cost collar ($ million)	4.0	2.3	0.6	(1.2)	(2.8)	(4.5)	(6.3)

Notes:

(1)	Spot price $5,040.

(2)	“+” and “-” designate the strengthening and weakening of the copper price against spot.

	$/R(2) exchange rate as of June 30, 2009
Sensitivity to R/$ exchange rate	-10.0%	-7.5%	-5.0%	Spot (1)	+5.0%	+7.5%	+10.0%
Mark-to-market forwards ($ million)	(0.5)	(0.5)	(0.5)	(0.5)	(0.6)	(0.6)	(0.6)
Mark-to-market zero cost collar ($ million)	(1.0)	(1.0)	(1.1)	(1.2)	(1.2)	(1.2)	(1.2)

Notes:

(1)	“+” and “-” designate the strengthening and weakening of the copper price against spot.

(2)	Spot rate: $0.1241 = R1.00.

	Weighted average U.S. dollar interest rate(2) as of June 30, 2009
Sensitivity to U.S. dollar interest rates	-1.5%	-1.0%	-0.5%	Spot (1)	+0.5%	+1.0%	+1.5%
Mark-to-market forwards ($ million)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)
Mark-to-market zero cost collar ($ million)	(0.9)	(0.9)	(1.0)	(1.2)	(1.2)	(1.2)	(1.3)

Notes:

(1)	“+” and “-” designate the strengthening and weakening of the copper price against spot.

(2)	Spot rate: $0.1241 = R1.00.

	Copper volatility(1) as of June 30, 2009
Sensitivity to copper volatility	-1.5%	-1.0%	-0.5%	Spot	(2)	+0.5%	+1.0%	+1.5%
Mark-to-market zero cost collar ($ million)	(1.0)	(1.0)	(1.0)	(1.2)		(1.1)	(1.1)	(1.2)

Notes:

(1)	Spot copper volatility 44.7%.

(2)	“+” and “-” designate the strengthening and weakening of the copper price against spot.

Interest Rate Sensitivity

General

As of June 30, 2009, Gold Fields’ indebtedness amounted to $1,103.7 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Gold Fields’ credit facilities and other borrowings outstanding as of June 30, 2009, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources.”

Interest Rate Sensitivity Analysis

All of Gold Fields interest bearing debt outstanding as of June 30, 2009 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

$740.5 million of the total debt was exposed to changes in LIBOR while $363.2 million was exposed to the Prime Rate and JIBAR. The following table indicates the change to finance expense had LIBOR and the Prime Rate differed as indicated.

	Change in finance expense for LIBOR, Prime Rate and JIBAR changes as of June 30, 2009
Sensitivity to interest rates	(1.5)%	(1.0)%	(0.5)%	+0.5%	+1.0%	+1.5%
Sensitivity to LIBOR interest rate ($ million)	(8.4)	(5.6)	(2.8)	2.8	5.6	8.4
Sensitivity to Prime and JIBAR ($ million)	(3.8)	(2.6)	(1.3)	1.3	2.6	3.8

Change in finance expense ($ million)	(12.2)	(8.2)	(4.1)	4.1	8.2	12.2

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2009, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of June 30, 2009. In making this assessment, Gold Fields’ management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Gold Fields’ management concluded that, as of June 30, 2009, its internal control over financial reporting is effective based upon those criteria.

PricewaterhouseCoopers Inc., an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Gold Fields’ internal control over financial reporting as of June 30, 2009.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of PricewaterhouseCoopers Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2009 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Inc., or PwC, has served as Gold Fields’ principal accountant for the fiscal years ended June 30, 2008 and 2009. Set forth below are the fees for audit and other services rendered by PwC for the fiscal years ended June 30, 2008 and 2009.

	Year ended June 30, 2008	Year ended June 30, 2009
	(R millions)
Audit fees	22.9	25.7
Audit-related fees	—	—
Tax fees	0.3	1.9
All other fees	0.7	2.4

Total	23.9	30.0

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Gold Fields’ home country corporate governance practices are regulated by the Listings Requirements of JSE Limited, or the JSE Listing Requirements. The following is a summary of the significant ways in which Gold Fields’ home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the listing standards of The New York Stock Exchange, or the NYSE Listing Standards.

•

The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Gold Fields’ non-management directors do meet regularly without management.

•

The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. Gold Fields has a Nominating and Governance Committee which is currently comprised of five non-executive directors, all of whom are independent under the NYSE Listing Standards and which is chaired by the Chairman of Gold Fields, as required by the JSE Listing Requirements.

•

The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Gold Fields has appointed a Compensation Committee, currently comprised of five board members, all of whom are independent under both the JSE Listing Requirements and the NYSE Listing Standards.

•

The NYSE Listing Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Gold Fields has appointed an Audit Committee, currently comprised of five board members, all of whom are non-executive and independent, as defined under both the JSE Listing Requirements and the NYSE Listing Standards.

PART III

ITEM 17: FINANCIAL STATEMENTS

Gold Fields has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Association of Gold Fields (included in Exhibit 1.1)

2.2	Articles of Association of Gold Fields (included in Exhibit 1.2)

2.3	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002)

2.4	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Exhibit 2.5 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

2.6	Excerpts of relevant provisions of JSE Limited listing requirements (incorporated by reference to Exhibit 2.6 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

2.7	Amended Articles of Association of Gold Fields (included in Exhibit 1.3)

4.1	The GF Non-Executive Director Share Plan, adopted October 31, 2001 (incorporated by reference to Exhibit 4.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

4.2	The GF Management Incentive Scheme, adopted November 10, 1999 (incorporated by reference to Exhibit 4.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

4.3	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002 (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.4	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001 (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

No.	Exhibit
4.5	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.6	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.7	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.8	U.S.$150,000,000 Facility Agreement between Gold Fields La Cima S.A., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and Financial Institutions (as defined in the Facility Agreement), dated November 14, 2006 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.9	U.S.$750,000,000 Facility Agreement between GFI Mining South Africa (Proprietary) Limited, Gold Fields Orogen Holding (BVI) Limited, Western Areas Limited, ABN AMRO Bank N.V., Barclays Capital and Barclays Bank plc, dated May 16, 2007 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.10	Rand 500,000,000 Facility Agreement between Absa Capital (a division of Absa Bank Limited) and GFI Mining South Africa (Proprietary) Limited, dated August 21, 2007 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.11	Preference Share Subscription Agreement entered into between Firstrand Bank Limited (acting through its Rand Merchant Bank division) and Gold Fields Limited, dated December 24, 2007 (incorporated by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.12	Rand 1,000,000,000 Facility Agreement between Absa Bank Limited (acting through its Absa Capital division), GFI Mining South Africa (Proprietary) Limited, Gold Fields Orogen Holding (BVI) Limited, GFL Mining Services Limited, Gold Fields Operations Limited, Gold Fields Holding (BVI) Limited and Gold Fields Limited, dated January 31, 2008 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.13	Memorandum of Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFI Mining South Africa (Proprietary) Limited and Mvelaphanda Gold (Proprietary) Limited, dated March 17, 2008 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.14	Agreement between Gold Fields Limited, Mvelaphanda Holdings (Proprietary) Limited, Mvelaphanda Resources Limited, Mvelaphanda Gold (Proprietary) Limited, FirstRand Bank Limited (as agent for Micawber 325 (Proprietary) Limited), Gold Fields Holdings Company (BVI) Limited, GFL Mining Services Limited, GFI Mining South Africa (Proprietary) Limited, Newshelf 849 (Proprietary) Limited, Atripalm Resources (Proprietary) Limited, Public Investment Corporation Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank and FNB Corporate Divisions) dated March 27, 2008 (incorporated by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

No.	Exhibit
4.15	Placement Agreement between Sino Gold Mining Limited and Gold Fields Australasia (BVI) Ltd., dated May 19, 2008 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.16	Rand 500,000,000 Facility Agreement between Absa Capital (a division of Absa Bank Limited) and GFI Mining South Africa (Proprietary) Limited, dated September 22, 2008 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.17	Rand 500,000,000 Facility Agreement between Absa Bank Limited (acting through its Absa Capital division), GFI Mining South Africa (Proprietary) Limited and Gold Fields Limited, dated October 21, 2008 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.18	Agreement between Terence P. Goodlace and GFL Mining Services Limited, dated March 19, 2007 and effective April 1, 2007 (incorporated by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.19	Agency Agreement in respect of the Domestic Medium Term Note Programme, between Gold Fields Limited and Absa Capital, dated April 6, 2009, including Annexures

4.20	Gold Fields Limited Programme Memorandum in respect of the Domestic Medium Term Note Programme, dated April 6, 2009

4.21	Gold Fields Limited Operating and Procedures Memorandum in respect of the Domestic Medium Term Note Programme, dated April 6, 2009

4.22	Programme Agreement in respect of the Gold Fields Limited Domestic Medium Term Note Programme, between Gold Fields Limited, Absa Capital and Nedbank Capital, dated April 6, 2009

4.23	Rand 1,500,000,000 Revolving Credit Facility Agreement between Nedbank Limited, GFI Mining South Africa (Proprietary) Limited, Gold Field Operations Limited and the Guarantors (listed in Schedule 1), dated May 6, 2009

4.24	U.S.$311 million Credit Facility Agreement between GFI Mining South Africa (Proprietary) Limited, Gold Fields Operations Limited, Gold Fields Orogen Holding (BVI) Limited, ABN AMRO Bank N.V., Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank and Barclays Bank Plc, dated May 7, 2009

4.25	Syndication Fee Letter between Gold Fields Limited, ABN AMRO Bank N.V., Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank in respect of the Facility Agreement at 4.24 above, dated May 7, 2009

4.26	Participation Fee Letter between Gold Fields Limited, ABN AMRO Bank N.V., Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank in respect of the Facility Agreement at 4.24 above, dated May 7, 2009

4.27	Share Purchase and Sale Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated June 3, 2009

4.28	Amending Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated July 10, 2009, in relation to a Share Purchase and Sale Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated June 3, 2009

No.	Exhibit
4.29	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated March 6, 2009 and effective March 1, 2009

4.30	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated March 9, 2009 and effective March 1, 2009

4.31	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated March 6, 2009 and effective March 1, 2009

4.32	Term sheet related to the Block Trade of common shares of Eldorado Gold Corporation by Gold Fields Australasia (BVI) Limited to National Bank Financial, Inc., dated September 3, 2009

4.33	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated November 24, 2009 and effective November 6, 2009

4.34	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated November 24, 2009 and effective November 6, 2009

4.35	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated November 24, 2009 and effective November 6, 2009

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

99.1	Circular regarding the Recommended Cash Offer by Gold Fields Metal BV for Glencar Mining plc dated August 7, 2009

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer

Date: December 3, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Gold Fields Limited and its subsidiaries at June 30, 2009 and June 30, 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

December 3, 2009

Gold Fields Limited

Consolidated Statements of Operations

For the years ended June 30,

($ in millions unless otherwise noted)

	2009	2008	2007
	$’m	$’m	$’m
REVENUES
Product sales	3,228.3	3,206.2	2,735.2

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,998.6	1,996.1	1,707.7
Depreciation and amortization	433.5	400.5	388.2
Corporate expenditure	35.5	41.0	38.4
Employee termination costs	21.0	16.2	4.9
Exploration expenditure	58.0	39.8	47.4
Impairment of assets	—	11.4	—
Profit on disposal of property, plant and equipment	(0.5)	(4.6)	(7.4)
Shaft closure costs	(0.2)	3.3	—
Increase/(decrease) in provision for post-retirement health care costs	3.4	(0.7)	1.3
Accretion expense on provision for environmental rehabilitation	13.9	12.0	6.4
Share-based compensation	33.7	20.7	12.5

	2,596.9	2,535.7	2,199.4

OTHER (EXPENSES)/INCOME
Interest and dividends	24.9	31.2	26.8
Finance expense	(73.9)	(100.4)	(95.2)
Unrealized gain on financial instruments	—	—	15.4
Realized (loss)/gain on financial instruments	(1.3)	19.8	(10.7)
Gain/(loss) on foreign exchange	10.2	1.7	(15.1)
(Loss)/profit on disposal of listed investments	(16.1)	3.7	26.8
Impairment of listed investments	(16.0)	—	—
(Loss)/profit on disposal of subsidiaries	(0.3)	208.4	—
Other (expenses)/income	(7.7)	5.9	(2.2)

	(80.2)	170.3	(54.2)

INCOME BEFORE TAX, IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE, SHARE OF EQUITY INVESTEES’ (LOSSES)/INCOME AND MINORITY INTERESTS	551.2	840.8	481.6
Income and mining tax expense	(264.6)	(271.2)	(209.3)

INCOME BEFORE IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE, SHARE OF EQUITY INVESTEES’ (LOSSES)/INCOME AND MINORITY INTERESTS	286.6	569.6	272.3
Impairment of investment in equity investee	(87.4)	(61.3)	—
Share of equity investees’ (losses)/income	(3.5)	(16.0)	0.3
Minority interests	(34.8)	(39.8)	(26.5)

NET INCOME	160.9	452.5	246.1

BASIC EARNINGS PER SHARE ($)	0.24	0.69	0.44
DILUTED EARNINGS PER SHARE ($)	0.24	0.69	0.44
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
—COMPUTATION OF BASIC EARNINGS PER SHARE	670,328,262	652,538,212	558,259,686
—COMPUTATION OF DILUTED EARNINGS PER SHARE	677,790,732	656,252,205	562,207,148
DIVIDEND PER SHARE ($)	0.17	0.22	0.28

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

At June 30,

($ in millions unless otherwise noted)

	2009	2008
	$’m	$’m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	357.5	253.7
Financial instruments	—	6.9
Receivables	383.5	280.1
Inventories	196.0	152.8
Materials contained on heap leach pads	81.3	74.5

Total current assets	1,018.3	768.0

Property, plant and equipment, net	5,756.9	5,423.7
Goodwill	1,084.7	1,092.8
Non-current investments	475.2	737.4

TOTAL ASSETS	8,335.1	8,021.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and provisions	533.5	610.3
Financial instruments	1.7	—
Interest payable	14.4	29.2
Income and mining taxes payable	98.2	123.1
Bank overdraft	9.7	2.7
Short-term loans and current portion of long-term loans	317.8	772.9

Total current liabilities	975.3	1,538.2
Long-term loans	785.9	564.2
Deferred income and mining taxes	817.7	719.9
Provision for environmental rehabilitation	236.9	216.2
Other non-current liabilities	3.9	—
Provision for post-retirement health care costs	11.4	7.9

Total liabilities	2,831.1	3,046.4

COMMITMENTS AND CONTINGENCIES—see notes 20 and 21
Minority interests	279.5	151.4
SHAREHOLDERS’ EQUITY
Share capital—1,000,000,000 (2008: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued 704,749,849 (2008: 653,200,682)	57.7	54.9
Additional paid-in capital	4,944.2	4,490.4
Retained earnings	561.5	521.8
Accumulated other comprehensive loss	(338.9)	(243.0)

Total shareholders’ equity	5,224.5	4,824.1

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,335.1	8,021.9

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended June 30,

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Total
BALANCE—JUNE 30, 2006	494,824,723	43.9	1,827.6	123.9	(71.0)	1,924.4
Net income	—	—	—	246.1	—	246.1
Dividends declared	—	—	—	(158.2)	—	(158.2)
Share-based compensation	—	—	12.5	—	—	12.5
Shares issued in connection with capital raising	90,850,000	6.3	1,421.1	—	—	1,427.4
Shares issued in connection with the acquisition of subsidiaries	65,098,754	4.5	1,213.3	—	—	1,217.8
Transaction costs relating to issue of shares	—	—	(25.4)	—	—	(25.4)
Exercise of employee share options	1,384,589	0.1	10.7	—	—	10.8
Mark-to-market of listed investments	—	—	—	—	65.8	65.8
Realized gain on disposal of listed investments	—	—	—	—	(23.5)	(23.5)
Foreign exchange translation	—	—	—	—	93.5	93.5

BALANCE—JUNE 30, 2007	652,158,066	54.8	4,459.8	211.8	64.8	4,791.2
Net income	—	—	—	452.5	—	452.5
Dividends declared	—	—	—	(142.5)	—	(142.5)
Share-based compensation	—	—	20.7	—	—	20.7
Exercise of employee share options	1,042,616	0.1	9.9	—	—	10.0
Share of equity investee’s other comprehensive income movements	—	—	—	—	9.6	9.6
Mark-to-market of listed investments	—	—	—	—	43.1	43.1
Realized loss on disposal of listed investments	—	—	—	—	0.9	0.9
Foreign exchange translation	—	—	—	—	(361.4)	(361.4)

BALANCE—JUNE 30, 2008	653,200,682	54.9	4,490.4	521.8	(243.0)	4,824.1
Net income	—	—	—	160.9	—	160.9
Dividends declared	—	—	—	(121.2)	—	(121.2)
Share-based compensation	—	—	33.7	—	—	33.7
Shares issued on conversion of debt instrument to equity: Mvela	50,000,000	2.7	412.2			414.9
Exercise of employee share options	1,549,167	0.1	7.9	—	—	7.9
Share of equity investee’s other comprehensive income movements	—	—	—	—	(0.3)	(0.3)
Loss arising on dilution of shareholding in equity investee					(24.5)	(24.5)
Mark-to-market of listed investments	—	—	—	—	(122.4)	(122.4)
Impairment of listed investments					16.0	16.0
Realized loss on disposal of listed investments	—	—	—	—	16.1	16.1
Foreign exchange translation	—	—	—	—	19.2	19.2

BALANCE—JUNE 30, 2009	704,749,849	57.7	4,944.2	561.5	(338.9)	5,224.5

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

For the years ended June 30,

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive (loss)/ income for the periods presented

	Share of equity investee’s other comprehensive income $’m	Mark-to-market of listed investments $’m	Foreign exchange translation $’m	Accumulated other comprehensive (loss)/income $’m
BALANCE—JUNE 30, 2006	—	70.6	(141.6)	(71.0)
Mark-to-market of listed investments	—	65.8	—	65.8
Realized gain on disposal of listed investments	—	(23.5)	—	(23.5)
Foreign exchange translation	—	—	93.5	93.5

BALANCE—JUNE 30, 2007	—	112.9	(48.1)	64.8
Share of equity investee’s other comprehensive income movements	9.6	—	—	9.6
Mark-to-market of listed investments	—	43.1	—	43.1
Realized loss on disposal of listed investments	—	0.9	—	0.9
Foreign exchange translation	—	—	(361.4)	(361.4)

BALANCE—JUNE 30, 2008	9.6	156.9	(409.5)	(243.0)
Share of equity investee’s other comprehensive income movements	(0.3)	—	—	(0.3)
Loss arising on dilution of shareholding in equity investee	(24.5)			(24.5)
Mark-to-market of listed investments	—	(122.4)	—	(122.4)
Realized loss on disposal of listed investments		16.1		16.1
Impairment of listed investments	—	16.0	—	16.0
Foreign exchange translation	—	—	19.2	19.2

BALANCE—JUNE 30, 2009	(15.2)	66.6	(390.3)	(338.9)

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

For the years ended June 30,

($ in millions unless otherwise noted)

	2009	2008	2007
	$’m	$’m	$’m
Net income	160.9	452.5	246.1
Other comprehensive (loss)/income
Share of equity investee’s other comprehensive income movements	(0.3)	9.6	—
Loss arising on dilution of shareholding in equity investee	(24.5)
Mark-to-market adjustment of listed investments	(122.4)	43.1	65.8
Realized loss/(gain) on disposal of listed investments	16.1	0.9	(23.5)
Impairment of listed investments	16.0
Foreign currency translation adjustment	19.2	(361.4)	93.5

Other comprehensive (loss)/income	(95.9)	(307.8)	135.8

Comprehensive income	65.0	144.7	381.9

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Cash Flows

For the years ended June 30,

($ in millions unless otherwise noted)

	2009	2008	2007
	$’m	$’m	$’m
CASH FLOWS FROM OPERATIONS
Net income	160.9	452.5	246.1
Reconciled to net cash provided by operations:
—Minority interests	34.8	39.8	26.5
—Share of equity investees’ losses/(income)	3.5	16.0	(0.3)
—Impairment of investment in equity investee	87.4	61.3	—
—Income and mining tax expense	264.6	271.2	209.3
—Impairment of assets	—	11.4	—
—Loss/(profit) on disposal of listed investments	16.1	(3.7)	(26.8)
—Impairment of listed investments	16.0	—	—
—Loss/(profit) on disposal of subsidiaries	0.3	(208.4)	—
—Shaft closure costs	(0.2)	3.3	—
—Depreciation and amortization	433.5	400.5	388.2
—Profit on disposal of property, plant and equipment	(0.5)	(4.6)	(7.4)
—Share-based compensation	33.7	20.7	12.5
—Unrealized gain on financial instruments	—	—	(15.4)
—Accretion expense on provision for environmental rehabilitation	13.9	12.0	6.4
—Increase/(decrease) in provision for post-retirement health care costs	3.4	(0.7)	1.3
—Payment against post-retirement health care provision	(0.2)	(0.4)	(0.3)
—Settlement of Western Areas derivative structure	—	—	(534.6)
—Finance expense capitalized	(63.6)	(42.1)	(16.7)
—Other	(50.5)	(34.3)	13.9
Changes in operating assets and liabilities:
—Receivables	(104.9)	(24.0)	176.8
—Inventories and heap leach pads	(60.3)	(34.0)	(31.1)
—Accounts payable and provisions	44.9	106.0	(143.9)
—Income and mining taxes paid	(197.9)	(143.5)	(99.3)

NET CASH PROVIDED BY OPERATIONS	634.9	899.0	205.2

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(760.3)	(1,154.4)	(797.0)
Proceeds on disposal of property, plant and equipment	3.6	5.8	8.8
Purchase of listed investments	(12.8)	(134.5)	(68.1)
Proceeds on sale of listed investments	54.3	13.7	45.3
Proceeds on disposal of subsidiary	5.0	310.9	—
Acquisition of subsidiaries, net of cash acquired	—	—	(1,240.9)
Investment in environmental trust fund	(10.4)	(11.6)	(14.6)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(720.6)	(970.1)	(2,066.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	1,312.3	603.4	2,637.5
Long and short-term loans repaid	(993.5)	(586.5)	(1,950.5)
Utilization/(repayment) of bank overdraft	7.0	(0.6)	3.3
Decrease in minority funding	—	—	(11.5)
Dividends paid to Company shareholders	(121.2)	(142.5)	(158.2)
Dividends paid to minority shareholders	—	—	(1.5)
Proceeds from rights issue—Cerro Corona	—	96.0	—
Ordinary shares issued	10.7	10.0	1,412.8

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	215.3	(20.2)	1,931.9

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(25.8)	18.6	38.1

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	103.8	(72.7)	108.7

CASH AND CASH EQUIVALENTS—JULY 1,	253.7	326.4	217.7

CASH AND CASH EQUIVALENTS—JUNE 30,	357.5	253.7	326.4

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

1	GENERAL

Gold Fields Limited (formerly Driefontein Consolidated Limited (“Driefontein”), the “Company” or the “Group”) was originally incorporated in South Africa and listed on the JSE Securities Exchange S.A. (“JSE”) during 1968 as East Driefontein Gold Mining Company Limited. Following a merger with West Driefontein Gold Mining Company Limited, it was renamed Driefontein on June 15, 1981. On May 10, 1999, Driefontein completed a business combination, with another South African company listed on the JSE, Gold Fields Limited (“Old Gold Fields”). Old Gold Fields evolved through a series of transactions in 1998, whereby it acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included publicly traded gold mining companies, mineral rights and service agreements. Driefontein, the surviving entity, was renamed Gold Fields Limited, and Old Gold Fields was renamed GFL Mining Services Limited, effective from that date. The Group is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Group’s principal product, is currently produced in South Africa, Ghana and Australia and sold in South Africa and internationally. The Group also produces copper/gold concentrate in Peru, which is sold internationally.

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

Inter-company transactions and balances are eliminated on consolidation. Gains or losses that arise from a change in the Group’s interest in subsidiaries or equity method investees’ are recognized in equity.

Any excess between the purchase price and the fair value of the attributable net assets of subsidiaries and associates at the date of acquisition is capitalized as goodwill.

Goodwill is not amortized; however it is subject to an annual assessment for impairment. The Company evaluates the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the estimated fair values of its reporting units to their carrying amounts. If the carrying value of the reporting unit exceeds its estimated fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to earnings. The Company’s fair value estimates are based on numerous assumptions and it is possible that actual fair values will be significantly different from the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

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

Assets and liabilities are translated at the prevailing exchange rate at year-end. Statement of operations items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders’ equity. These differences are recognized in earnings upon realization of the underlying foreign entity.

(iii)	FUNCTIONAL CURRENCY: The functional currency of the Group’s South African operations is the South African Rand, of its Australian operations is the Australian dollar, of its Ghanaian operations and of its Peruvian operation is the U.S. dollar and of its Venezuelan operation was the Venezuelan Bolivar. The translation differences arising as a result of converting the South African Rand, the Australian dollar and Venezuelan Bolivar to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of shareholders’ equity.

(d)	PROPERTY, PLANT AND EQUIPMENT

(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

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

Production stage mineral interests represent mineral interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits, measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfield exploration potential that is not associated with any other production, development or exploration stage property as described above. The Group’s mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of a use right

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

changes from an exploration right to mining right upon the establishment of proven and probable reserves. The Group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

(iv)	AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the life of mine using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. At the Group’s South African operations, its amortization and depreciation calculations are generally based on the Group’s most recent life-of-mine plan and annual above-infrastructure reserve declarations as approved by the Company’s Board. However, if management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its amortization and depreciation calculations and then subsequently notify the Company’s Board. A similar approach is followed at the Group’s operations in Ghana and Peru, due to the longer-life of the primary orebody. At the Group’s other international operations, such as Australia, the Group’s amortization and depreciation calculations are updated on a more regular basis during the year for all known changes in proven and probable reserves. The nature and life-span of the orebody, and the on-going information gathered in connection with the orebody, facilitates these more frequent updates.

(v)	AMORTIZATION OF MINERAL INTERESTS: Mineral interests associated with production stage mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

(vi)	DEPRECIATION OF NON-MINING ASSETS: Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

Vehicles	—	20.0%
Computers	—	33.3%
Furniture and Equipment	—	10.0%

(vii)	MINING EXPLORATION: Expenditure on exploration activities is expensed as incurred. Such expenditure includes the costs incurred for purposes of upgrading resources from one category to another or for purposes of upgrading resources to proven and probable reserves, even when in close proximity to the Company’s development and production stage properties. When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as mine development costs.

(viii)	IMPAIRMENT: The Group reviews and tests the carrying amounts of long-lived assets, which include development costs, when events or changes in circumstances suggest that the carrying amount may not be recoverable. For impairment purposes, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level at which such cash flows are generated is generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

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

•	expected cash flows associated with value beyond proven and probable reserves, which include the expected cash outflows required to develop and extract the value beyond proven and probable reserves.

The impairment analysis first compares the total estimated cash flows on an undiscounted basis to the carrying amount of the asset, including goodwill, if any. If the undiscounted cash flows are less than the carrying amount of the asset, a second step is performed. The Group records a reduction of a group of assets to fair value as a charge to earnings if discounted expected future cash flows are less than the carrying amount. The Group estimates fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

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

(f)	NON-CURRENT INVESTMENTS: Non-current investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity; and (ii) investments in unlisted companies which are carried at their original costs as the directors believe that the original cost is not materially different from the fair value; (iii) monies in environmental trust fund; and (iv) equity method investments. Realized gains and losses are included in the determination of net income or loss.

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

Gold-in-process: Gold in-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process.

Gold bullion: Gold bullion inventories represent saleable gold ore or gold bullion and are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus refining costs.

Concentrates: Concentrate inventories represent concentrate available for shipment. The concentrate inventory is valued at the average cost, including an allocated portion of amortization. Costs are added to and removed from the concentrate inventory based on tons of concentrate and are valued at the lower

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

of average cost and net realizable value. Management’s determination of the gold and copper concentrate content and quantity depends on assay and laboratory results for the metal content and survey for the quantities.

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

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in shareholders’ equity. Amounts deferred in shareholders’ equity are included in earnings in the same period during which the hedged firm commitment or forecasted transaction affects earnings.

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

(k)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

(l)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

(m)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(n)	REHABILITATION COSTS: SFAS No. 143, Accounting for asset retirement obligations (“SFAS No. 143”) applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Group records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Group correspondingly capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased (accretion) to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Group will record a gain or loss if the actual cost incurred differs from the liability recorded.

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(o)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(p)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: In South Africa, the Group operates a defined benefit pension plan and a defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Group.

The expected costs of the defined benefit pension plan are assessed in accordance with the advice of independent actuaries. The cost of experience adjustments or planned amendments is

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

expensed to the statement of operations over the expected average remaining service lives of the relevant employees. Any shortfalls are funded either immediately or as increased employer contributions to ensure the ongoing soundness of the fund.

Contributions to defined contribution funds are expensed to the statement of operations as incurred.

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

(iii)	SHARE-BASED COMPENSATION PLANS: Compensation costs recognized in fiscal years 2009, 2008 and 2007 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (“FAS 123”), and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R), Share-Based-Payment.

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

Contracts for the Sales of copper concentrate are provisionally priced—that is, the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 90 days after delivery to the customer, based on market prices at the relevant quotation points stipulated in the contract. Revenue on provisionally priced copper concentrate sales is recorded on the date of shipment, net of refining and treatment charges, using the forward London Metal Exchange price to the estimated final pricing date, adjusted for the specific terms of the relevant agreement. Variations between the price used to recognize revenue and the actual final price received can be caused by changes in prevailing copper and gold prices and result in an embedded derivative. The host contract is the receivable from the sale of copper concentrate at the forward London Metal Exchange price at the time of sale. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue while the contract itself is recorded in accounts receivable.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(r)	DIVIDEND INCOME: Dividends are recognized when the right to receive payment is established.

(s)	INTEREST INCOME: Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(t)	DIVIDENDS DECLARED: Dividends proposed and the related taxation thereon are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(u)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana, Australia, Peru and Venezuela up to the date of disposal of the Venezuelan assets. The business segments comprise geographical operations based on locations and operating units.

(v)	EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(w)	RECENT ACCOUNTING PRONOUNCEMENTS: In December 2007, the Financial Accounting Services Board (“FASB”) issued FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) which amends SFAS 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB also published FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies” (“FSP FAS 141(R)-1”). FSP FAS 141(R)-1 provides further guidance about recognition of assets and liabilities associated with contingencies. SFAS 141(R) and FSP FAS 141(R)-1 are effective for the Group beginning July 1, 2009 and are to be applied prospectively. The Group is currently evaluating the potential impact of adopting this statement and staff position on its financial position and results of operations.

In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”) which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The provisions of SFAS 160 are effective for the Group beginning July 1, 2009. The Group is currently evaluating the potential impact of adopting this statement on its financial position and results of operations.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities with the aim of improving transparency of financial reporting. The provisions of SFAS 161 are effective for the Group beginning July 1, 2009. The Group does not expect the adoption of SFAS 161 to have a material impact on its consolidated financial statements.

In April 2008, the FASB published FSP No. FAS 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). The FSP reflects the FASB’s recognition of potential inconsistencies in the useful life of intangible assets recognized under SFAS No. 142 “Intangible Assets” and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations.” The FSP allows an entity to use its own assumptions

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

about renewal or extension of an arrangement even when there is likely to be substantial cost or material modifications associated with such terms in determining the appropriate useful life for intangible assets. The provisions of FSP FAS 142-3 are effective for the Group beginning July 1, 2009. The Group does not expect the adoption of FSP FAS 142-3 to have a material impact on its consolidated financial statements.

In May 2008, the FASB published FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (that is, the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 is effective for the Group beginning July 1, 2009. The Group does not expect the adoption of FSP APB 14-1 to have a material impact on its consolidated financial statements.

In June 2008, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-5 is effective for the Group’s fiscal year beginning July 1, 2009. Early adoption for an existing instrument is not permitted. The Group does not expect the adoption of EITF 07-5 to have a material impact on the Group’s consolidated financial position or results of operations.

In November 2008, the EITF reached consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on determining the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares, and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective for the Group’s fiscal year beginning July 1, 2009 and is to be applied prospectively. The Group is currently evaluating the potential impact of adopting this statement on the Group’s consolidated financial position or results of operations.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Post-Retirement Benefit Plan Assets” (“FSP SFAS 132(R)-1”), which amends FASB Statement No. 132 “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits” (“SFAS 132”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The objective of FSP SFAS 132(R)-1 is to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP SFAS 132(R)-1 is effective for the Group’s fiscal year beginning July 1, 2009. Upon

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. The Group is currently evaluating the potential impact of adopting this statement on the Group’s defined benefit pension and post-retirement benefit plan disclosures.

In June 2009, the FASB issued FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”) to amend the consolidation guidance for variable interest entities. SFAS 167 addresses the need for reconsideration of whether an entity is a variable interest entity, requires additional qualitative considerations about the determination of the primary beneficiary of variable interest entities and prescribes disclosures about variable interest entities. SFAS 167 is effective for the Group beginning July 1, 2010. The Group is currently evaluating the potential impact of adopting this statement on its financial position and results of operations.

In June 2009, the FASB issued FASB Statement No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” as the single source authoritative GAAP to be applied by nongovernmental entities. The Accounting Standards Codification (“ASC”) is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC is not expected to have an impact on the Group’s consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued Accounting Standard Update 2009-5 “Measuring Liabilities at Fair Value” (“ASU 2009-5”). ASU 2009-5 provides updates on the guidance for fair value measurements and disclosure in the ASC to further define fair value of liabilities. This update provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The updated guidance is effective for the Group’s fiscal year beginning July 1, 2010. The Group is evaluating the potential impact of adopting this guidance on the Group’s consolidated financial position, results of operations or cash flows.

3	ACQUISITION AND DISPOSAL OF BUSINESSES

(a) Disposal of IRCA (Pty) Limited

On March 28, 2009, Gold Fields disposed of its assets in IRCA (Pty) Limited (“IRCA”), for a total cash consideration of $5.0 million, realizing a loss of $0.3 million, which has been included in loss on sale of subsidiaries in the consolidated statement of operations in fiscal 2009.

(b) Disposal of Choco 10

On November 30, 2007, Gold Fields disposed of its assets in Venezuela to Rusoro Mining Limited (“Rusoro”), for a total consideration of $413.0 million comprising $180.0 million in cash and 140 million newly-issued Rusoro shares with a value of $233.0 million, which at the time of sale represented approximately 37% of the outstanding shares of Rusoro.

The Group realized a profit of $17.3 million on the sale of the Venezuelan assets, which has been included in profit on sale of subsidiaries in the consolidated statement of operations in fiscal 2008. Due to the retention of the ongoing interest in Rusoro which is sufficient to enable the Group to exert significant influence, the Group has not classified the results of operations and cash flows of Choco 10 as discontinued.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(c) Sale of Essakane joint venture

On October 11, 2007, Gold Fields reached an agreement to sell its 60% stake in the Essakane project to Orezone Resources Inc. (“Orezone”). The transaction closed on November 26, 2007. Orezone paid Gold Fields $152.0 million in cash and issued 41,666,667 common shares, having an aggregate subscription price of $48.0 million, to Gold Fields’ wholly-owned subsidiary Gold Fields Essakane (BVI) Limited. Following the disposal, Gold Fields owned 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares.

The Group realized a profit of $191.1 million on the sale of the Essakane joint venture, which has been included in profit on sale of subsidiaries in the consolidated statement of operations in fiscal 2008.

(d) Acquisition of South Deep

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

2007
$’m
Purchase consideration
—Gold Fields shares issued to Barrick(1)	324.0
—cash paid to Barrick	801.8
—insurance claim refund due to Barrick	24.2
—Gold Fields shares issued to WAL shareholders(2)	893.8
—direct cost relating to the acquisition	10.7

Purchase consideration excluding shares in WAL prior to obtaining control	2,054.5
Shares held in WAL prior to obtaining control	133.8

Net investment in South Deep	2,188.3

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

1	The measurement of the share component of the BGSA purchase consideration represents the average market price for the two days prior to and closing date as specified by the sales agreement with Barrick.

2	The measurement of the share component of the WAL purchase consideration represents the average closing price for the two days prior to and two days after the public announcement on September 11, 2006 representing the general offer for WAL shareholders.

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

Prior to the acquisition of the South Deep mine by the Group, both BGSA and WAL reported cumulative losses in excess of three years. This has resulted in the Group recognizing a valuation allowance in respect of the approximately $44.1 million in net deferred tax assets (arising on taxable losses and deductable capital expenditure carry-forwards) at the acquisition date. The Group will continue to assess the appropriateness of the valuation allowance in future periods. If it is determined that a portion of the losses and deductable capital expenditure carry-forwards may be recognized without a valuation allowance, the release of the valuation allowance will, upon adoption of SFAS 141(R), reduce current income tax expense.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Pro Forma Information (unaudited)

The following unaudited pro forma consolidated results of operations assume that the acquisition of South Deep was completed as of July 1 for the fiscal year shown below.

2007
$’m
Revenues	2,798.2
Net income	183.3
Basic earnings/(loss) per share	0.30
Weighted average number of shares used in the computation of basic earnings per share	590,742,047
Diluted earnings/(loss) per share	0.30
Weighted average number of shares used in the computation of diluted earnings per share	594,689,510

The unaudited pro forma information above may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

(e) Acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited

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

2007
$’m
Details of the net assets acquired are as follows:
Purchase consideration
—cash paid	3.2
—loans advanced	2.1

Total purchase consideration	5.3
Fair value of the net assets acquired	5.3

—

The fair value of the assets and liabilities acquired are:
Property, plant and equipment	4.4
Trade and other receivables	4.1
Bank overdraft	(2.6)
Trade and other payables	(2.7)
Loans receivable	2.7

Assets acquired and liabilities assumed	5.9
Minority shareholders’ interest	(0.6)

Fair value of the assets acquired and liabilities assumed	5.3

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

4	IMPAIRMENT OF ASSETS

	2009 $’m	2008 $’m	2007 $’m
St Ives	—	2.6	—
Agnew	—	2.8	—
Biox®	—	6.0	—

	—	11.4	—

St Ives—$2.6 million

The impairment relates to the closure of the St Ives’ Junction mine and the original Leviathan pit.

Agnew—$2.8 million

The impairment relates to the rehabilitation assets relating to an old slimes dam at Agnew that is no longer in use.

Biox®—$6.0 million

During fiscal 2008, the Group also impaired its patented technology, known as the Biox® process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. On October 2, 2008 the Group entered into an agreement to sell its Biox® technology process. The agreement was subsequently cancelled.

5	FINANCE EXPENSE

	2009 $’m	2008 $’m	2007 $’m
Interest expense—Mvelaphanda loan	(34.9)	(61.0)	(61.6)
Interest expense—preference share dividend	(9.8)	(2.7)	—
Interest expense—other	(92.8)	(78.8)	(44.4)
Realized loss on foreign debt, net of cash	—	—	(5.9)

Total finance expense	(137.5)	(142.5)	(111.9)
Capitalized interest	63.6	42.1	16.7

	(73.9)	(100.4)	(95.2)

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

6	INCOME AND MINING TAX EXPENSE

	2009 $’m	2008 $’m	2007 $’m
Current income taxes
South Africa	(101.6)	(120.8)	(59.2)
Ghana	(34.2)	(55.2)	(41.6)
Australia	(21.0)	(12.7)	(20.3)
Peru	(16.1)	(5.6)	—
Venezuela	—	(0.8)	(1.7)

Current income and mining taxes	(172.9)	(195.1)	(122.8)

Deferred income taxes
South Africa	(37.5)	(61.5)	(69.3)
Ghana	(24.7)	(8.7)	(11.6)
Australia	(12.8)	(2.8)	(5.3)
Peru	(16.7)	(3.0)	—
Venezuela	—	(0.1)	(0.3)

Deferred income and mining taxes	(91.7)	(76.1)	(86.5)

Total income and mining taxes	(264.6)	(271.2)	(209.3)

The Company’s pre-tax income before impairment of equity investee, share of equity investee’s share of profits/(losses) and minority interests comprise:

	2009 $’m	2008 $’m	2007 $’m
South Africa	269.9	430.8	281.3
Ghana	140.7	200.4	145.9
Australia	92.3	7.2	65.3
Peru	82.7	(0.7)	(4.4)
Venezuela	—	8.6	(6.5)
British Virgin Islands(1)	(34.4)	179.1	—
Other	—	15.4	—

	551.2	840.8	481.6

(1)	The pre-tax (loss)/income relates to non-operating entities incorporated in the British Virgin Islands and includes, in fiscal 2009, a net loss on disposal and impairment of listed investments (fiscal 2008, profit realized on the sale of the Essakane project).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the South African mining statutory rate of 43% (2008: 43% and 2007: 45%) were:

	2009 $’m	2008 $’m	2007 $’m
Tax on net income at South African mining statutory rate	(237.0)	(361.5)	(216.7)
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 38% (2008: 38% and 2007: 38%), tax rate in Ghana of 25% (2008: 25% and 2007: 25.0%), tax rate in Australia of 30% (2008: 30% and 2007: 30%), tax rate in Venezuela of 34% for 2008 and 2007 and tax rate in Peru of 35.6% (2008: 35.6% and 2007: not applicable).	49.1	47.2	62.6
South African mining tax formula rate adjustment	27.7	30.5	27.9
Valuation allowance raised against deferred tax assets	(17.5)	(34.0)	(20.5)
Reversal of valuation allowance previously raised against deferred tax assets	2.7	4.2	3.8
Non taxable income/non deductible expenditure	(54.4)	74.6	(45.5)
Australian tax benefit from tax consolidations	—	—	3.3
South African capital gains tax	—	(0.9)	—
Foreign levies and royalties	(37.7)	(33.5)	(29.4)
Other	2.5	2.2	5.2

Income and mining tax expense	(264.6)	(271.2)	(209.3)

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2009 and 2008 relate to the following:

	2009 $’m	2008 $’m
Deferred income and mining tax liabilities
Mining assets	1,765.6	1,639.8
Investment by environmental trust funds	41.9	35.6
Inventory	6.1	3.7
Other	33.1	30.5

Gross deferred income and mining tax liabilities	1,846.7	1,709.6

Provisions, including rehabilitation accruals	(114.9)	(103.6)
Tax losses	(476.7)	(423.6)
Unredeemed capital expenditure	(625.8)	(644.7)

Gross deferred income and mining tax assets	(1,217.4)	(1,171.9)
Valuation allowance for deferred tax assets	195.5	186.4

Total deferred income and mining tax assets	(1,021.9)	(985.5)

Net deferred income and mining tax liabilities	824.8	724.1
Less short term portion of deferred income and mining tax (included in accounts payable)	(7.1)	(4.2)

Net deferred income and mining tax liabilities	817.7	719.9

The classification of deferred income and mining tax liabilities or assets is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of June 30, 2009 and 2008. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for Gold Fields Operations and GFI Joint Venture Holdings which also include unredeemed capital expenditure.

	2009 $’m	2008 $’m
Orogen Investments SA (Luxembourg)	56.8	63.5
Gold Fields Arctic Platinum Oy	28.9	31.8
Living Gold (Pty) Limited	4.9	4.7
Gold Fields Operations	47.1	31.6
GFI Joint Venture Holdings	56.8	54.1
Other	1.0	0.7

	195.5	186.4

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

As at June 30, 2009 and 2008 the Group has unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its South African mining operations as follows:

—	unredeemed capital expenditure at the Beatrix Division of GFI Mining South Africa (Pty) Limited of $167.4 million (2008: $196.6 million).

—	unredeemed capital expenditure at Gold Fields Operations of $335.3 million (2008: $277.1 million).

—	unredeemed capital expenditure at GFI Joint Venture Holdings of $780.1 million (2008: $723.6 million).

—	estimated assessed losses at Gold Fields Operations of $579.0 million (2008: $557.9 million).

—	estimated assessed losses at GFI Joint Venture Holdings of $95.2 million (2008: $104.0 million).

—	estimated assessed losses at Golden Oils (Pty) Limited of $0.7 million (2008: $0.4 million).

—	estimated assessed losses at Agrihold (Pty) Limited of $2.2 million (2008: $1.1 million).

—	estimated assessed losses at Golden Hytec Farming (Pty) Limited of $1.2 million (2008: $1.2 million).

—	estimated assessed losses at Gold Fields Limited of $ nil (2008: $1.5 million).

—	estimated assessed losses at Living Gold (Pty) Limited of $17.6 million (2008: $16.9 million).

These future deductions are utilizable against income generated by the individual tax entity concerned and do not expire unless the tax entity ceases to commercially operate for a period longer than one year. Under South African tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilized by the tax entities in which the deductions have been generated.

The Group has estimated capital allowances to be offset against future income of $96.7 million (2008: $28.1 million), $6.7 million (2008: $7.8 million) and $615.4 million (2008: $707.9 million) at Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima, respectively. The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited and Abosso Goldfields Limited are forfeited after 5 years. Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima currently have no tax losses available for utilization against future profits.

The Group has tax losses available of $188.9 million (2008: $211.5 million) at Orogen Investments SA (Luxembourg), which can only be used to offset future interest income generated by Orogen Investments SA (Luxembourg). In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for 5 years. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

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

The Group has estimated tax losses of $nil (2008: $32.8 million) at Gold Fields Australia (Pty) Limited. These estimated tax losses do not have an expiration date. In terms of current Australian taxation legislation, tax losses incurred by Gold Fields Australia (Pty) Limited are carried forward indefinitely.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Tax years open for assessments

South Africa(1)	2001-2008

Ghana(2)	All years open

Australia(3)	2002-2008

Peru(4)	2004-2008

Notes:

(1)	The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to 3 years after the assessments were issued.

(2)	The Ghanaian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity for any year without limitation to the years which may be reassessed.

(3)	The Australian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

(4)	The Peruvian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax return have been filed.

It is possible that the Group will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. The Group cannot estimate the amounts of possible changes as a result of an assessment.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

7	EARNINGS PER SHARE

	For the year ended June 30, 2009
	Income Numerator $’m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2008		653,200,682
Weighted average number of shares issued during the year		17,127,580

Income available to common stockholders	160.9	670,328,262	0.24
Fully diluted earnings per share
Effect of dilutive securities	—	7,462,470

Income available to common stockholders	160.9	677,790,732	0.24

	For the year ended June 30, 2008
	Income Numerator $’m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2007		652,158,066
Weighted average number of shares issued during the year		380,146

Income available to common stockholders	452.5	652,538,212	0.69
Fully diluted earnings per share
Effect of dilutive securities*	—	3,713,993

Income available to common stockholders	452.5	656,252,205	0.69

*	The conversion of Mvela’s debt to equity ,which would have resulted in the issue of another 50,000,000 shares, is anti-dilutive and has been excluded from the calculation.

	For the year ended June 30, 2007
	Income Numerator $’m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2006		494,824,723
Weighted average number of shares issued during the year		63,434,963

Income available to common stockholders	246.1	558,259,686	0.44
Fully diluted earnings per share
Effect of dilutive securities*	—	3,947,462

Income available to common stockholders	246.1	562,207,148	0.44

*	The conversion of Mvela’s debt to equity, which would have resulted in the issue of another 47,000,049 shares, is anti-dilutive and has been excluded from the calculation.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

8	RECEIVABLES

	2009 $’m	2008 $’m
Product sale trade receivables	137.1	64.7
Other trade receivables	19.2	44.3
Deposits	38.6	0.4
Value added tax	144.0	131.0
Interest receivable	1.1	0.8
Payroll debtors	4.6	4.5
Prepayments	26.8	23.9
Diesel rebate	0.8	1.2
Other	11.3	9.3

	383.5	280.1

9	INVENTORIES

	2009 $’m	2008 $’m
Ore stockpiles	44.8	32.4
Gold in-process	28.2	18.9
Consumable stores	121.0	99.5
Other	2.0	2.0

	196.0	152.8

10	PROPERTY, PLANT AND EQUIPMENT

	2009 $’m	2008 $’m
Cost	9,361.6	8,701.5
Accumulated depreciation and amortization	(3,604.7)	(3,277.8)

	5,756.9	5,423.7

Mining properties, mine development costs, mine plant facilities and mineral interests	5,371.5	5,126.1
Asset retirement costs	87.1	76.4
Other non-mining assets	298.3	221.2

	5,756.9	5,423.7

Included in property, plant and equipment is cumulative capitalized interest, net of amortization, relating to the following assets:
South African operations	13.2	5.6
Tarkwa Mine	17.8	5.1
Cerro Corona	89.2	47.6

	120.2	58.3

Depreciation of property, plant and equipment amounted to $433.5 million (2008: $400.5 million, 2007: $388.2 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

11	GOODWILL

Balance at beginning of the year	1,092.8	1,222.7
Translation adjustment	(8.1)	(129.9)

Balance at end of the year	1,084.7	1,092.8

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

For goodwill impairment testing purposes, Gold Fields estimated the fair value of the South Deep reporting unit. The process for determining fair value is subjective as gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value and requires management to make numerous assumptions. The net asset value represents a discounted cash flow valuation based on expected future cash flows. The expected future cash flows used to determine the fair value of the reporting unit are inherently uncertain and could materially change over time. They are significantly affected by a number of factors, including, but not limited to, reserves and production estimates, together with economic factors such as the spot gold price and foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates. Therefore it is possible that outcomes within the next financial year that are materially different from the assumptions used in the impairment testing process could require an adjustment to the carrying values.

Based on management’s assessment, no impairment to the goodwill was required at June 30, 2009. Management’s estimates and assumptions for the goodwill impairment test include:

•

Long-term gold price of R245,000 per kilogram ($950 per oz at an exchange rate of R8.02 to $1.00) for fiscal years 2010 and 2011 and R280,000 per kilogram ($950 per oz at an exchange rate of R9.17 to $1.00) for the remainder of the life of mine. The South Deep life of mine is 41 years.

•	An appropriate discount rate of 6% based on a calculated weighted average cost of capital to Gold Fields;

•	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	Expected cash flows associated with value beyond proven and probable reserves.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

12	NON-CURRENT INVESTMENTS

	2009 $’m	2008 $’m
Listed investments (a)	312.4	442.4
Unlisted investments (b)	0.8	27.8
Investments held by environmental trust funds (c)	110.0	93.3
Equity investees (d)	51.2	171.1
Other investments	0.8	2.8

	475.2	737.4

(a)	Listed investments mainly consist of:

	2009		2008
	Number of shares	Market value, $ per share	Number of shares	Market value, $ per share
Sino Gold Limited	57,968,029	3.76	55,381,651	5.17
Mvelaphanda Resources Limited	8,397,858	3.72	8,397,858	7.44
Conquest Mining Limited	51,783,388	0.34	51,783,338	0.41
GoldQuest Mining Corporation	5,362,500	0.07	5,362,500	0.37
Troy Resources NL	3,130,400	0.91	3,130,400	2.09
Orezone Resources Inc	5,208,333	0.43	41,666,667	1.09
Gold One International Limited	12,500,000	0.26	12,500,000	0.05
Glencar Mining Plc	27,431,197	0.01	—	—

The fair value of listed investments at June 30, 2009 of $312.4 million (2008: $442.4 million) comprises a cost of $263.7 million (2008: $306.3 million) and a net unrealized gain of $48.7 million (2008: $136.1 million). The net unrealized gain comprises a gross unrealized gain of $65.2 million (2008: $147.2 million) partly offset by a gross unrealized loss of $16.5 million (2008: $11.1 million). The gross unrealized loss of $16.5 million (2008: $711.1 million) comprises 8 equity investments (2008: 8) in listed entities. None of these equity investments have been in a continuous unrealized loss position for more than 12 months. A net realized loss of $16.1 million was reclassified from equity for the year ended June 30, 2009 (2008: profit of $3.7 million, 2007: $26.8 million). This realized loss consisted of gross realized gains of $7.2 million and gross realized losses of $23.3 million.

(b)	Unlisted investments at June 30, 2008 comprised mainly preference shares in Mvelaphanda Resources Limited with a cost of $25.0 million.

(c)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term investments and the costs of these investments approximate their fair value. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s South African mines. While the asset is under the Company’s control, it is not available for the general purposes of the Company. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 15, “Provision for Environmental Rehabilitation”.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(d)	Equity investees comprise the following at June 30, 2009 and 2008:

	Description of business	Ownership %		Market value
Investment		2009	2008	2009	2008
Rusoro Mining Limited	Gold mining	26.4	36.2	48.4	165.7
Rand Refinery Limited	Refining of gold bullion and by-products	34.9	34.9	—	—

The carrying value of the equity investment in Rusoro:

	2009	2008
	$’m	$’m
Balance at July 1	165.7	—
Arising on disposal of interest in the Venezuelan assets	—	236.9
Share of current year loss	(5.1)	(20.7)
Other comprehensive income movements	(0.3)	9.6
Dilution loss recognised in statement of changes in shareholders’ equity	(24.5)	—
Impairment of investment	(87.4)	(61.3)
Translation	—	1.2

Balance at June 30	48.4	165.7

Rusoro, a company listed on the TSX Venture Exchange, is a junior gold producer with a large land position in the Bolivar State gold region of southern Venezuela. Gold Fields acquired a 36.2% interest (140 million shares) in Rusoro as part of the consideration for the sale of the Group’s Venezuelan assets. At June 30, 2009, the interest in Rusoro had been reduced to 26.4% mainly because Gold Fields did not participate in a Rusoro rights offer during fiscal 2009. This resulted in a dilution loss of $24.5 million which has been accounted for in equity.

The investment in Rusoro has been impaired to market value on June 30, 2009.

The summarized financial information of Rusoro, is shown below:

	2009 $’m	2008 $’m
Current assets	95.3	113.2
Non-current assets	882.2	1,505.7
Current liabilities	34.6	57.0
Non-current liabilities	311.8	518.3
Minority interests and equity	631.1	1,043.6
Revenues	76.8	38.3
Gross loss	6.0	(10.4)

Net loss	(30.7)	(71.6)

The Group acquired its interest in Rusoro on November 30, 2007.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The carrying value of the equity investment in Rand Refinery Limited (“Rand Refinery”):

	2009 $’m	2008 $’m
Balance at July 1	5.4	1.2
Share of current year profits recognized	1.5	4.7
Dividend received	(4.2)	—
Translation	0.1	(0.5)

Balance at June 30	2.8	5.4

The carrying value of the equity investment in Rand Refinery was reduced to nil in fiscal 2006 because Gold Fields’ share of the losses exceeded its carrying value in Rand Refinery. Gold Fields’ obligation to make good its share of the losses in the investee is limited to the carrying value of the investment. Due to profits realized since fiscal 2007, the carrying value of the investment has been adjusted accordingly. During the years ended June 30, 2009 and 2008, the Company received dividends from Rand Refinery of $4.2 million and $nil million, respectively.

Rand Refinery acts as a sale agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. At June 30, 2009 an amount of $50.5 million was owing from Rand Refinery (2008: $25.5 million).

13	ACCOUNTS PAYABLE AND PROVISIONS

	2009 $’m	2008 $’m
Trade payables	191.8	193.7
Accruals	214.6	206.0
Payroll and other compensation	57.5	57.8
Leave pay accrual	50.7	47.1
Funds received for shares to be issued(1)	—	96.0
Financial instruments payable	—	1.4
Foreign levies payable	0.3	2.9
Short term portion of deferred income and mining tax	7.1	4.2
Other	11.5	1.2

	533.5	610.3

(1)	Relates to funds received from the minority shareholders of Gold Fields La Cima in fiscal 2008 for which the shares were not issued until fiscal 2009. The funds are included within minority shareholders as at 30 June 2009.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

14	SHORT-TERM AND LONG-TERM LOANS

	2009 $’m	2008 $’m
Collateralized
—Mvelaphanda loan agreement (a)	—	522.9
—Split-tenor revolving credit facility (b)	498.5	510.5
—Syndicated revolving loan facility (c)	72.0	—
—Project finance facility (d)	150.0	150.0
—Preference shares (e)	84.9	152.4
Uncollateralized
—Commercial paper (f)	141.8	—
—Short-term syndicated facility (g)	20.0	—
—Industrial Development Corporation loan (h)	—	1.1
—Other loans (i)	136.5	0.2

	1,103.7	1,337.1
Short-term loans and current portion of long-term loans	(317.8)	(772.9)

Total long-term loans	785.9	564.2

(a) Mvelaphanda loan

On March 17, 2004, Mvelaphanda Gold (Proprietary) Limited (“Mvela Gold”), a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of $591.3 million to GFI Mining South Africa (Pty) Limited (“GFIMSA”), (the “Mvela Loan”). The loan bore interest at a fixed rate of 10.57% nominal annual compounded semi-annually and was guaranteed by Gold Fields, Gold Fields Australia and Gold Fields Holding Company (BVI) Limited (formerly Gold Fields Guernsey). Interest was payable semi-annually and the loan amount was repayable five years from the date of advance.

Under the terms of the loan, on the date the loan was repaid, Mvela Gold was obligated to use the entire proceeds of the loan repayment to subscribe for new shares in GFIMSA such that after the subscription it owned 15% of the enlarged equity of GFIMSA.

In addition, for a period of one year after the subscription by Mvela Gold of the GFIMSA shares, each of Gold Fields and Mvela Gold was entitled to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFIMSA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments.

In connection with the Mvela loan, GFIMSA entered into two interest rate swaps, an amortizing and an accreting swap. The amortizing swap for $236.2 million and the accreting swap of $355.1 million reflected the profile of the Mvela loan and was designated as a fair value hedge. The fixed rate receivable on these interest rate swaps was equal to the interest rate payable on the loan from Mvelaphanda Gold (Proprietary) Limited and the floating rate payable was the three month Johannesburg Interbank Agreed Rate, or JIBAR rate plus a margin of 1.025%.

On June 3, 2005, the interest rate swaps were closed-out resulting in a gain of $36.2 million. Of the $36.2 million, $9.9 million, offset by an exchange loss of $5.0 million, was accounted for in the statement of operations as a gain on financial instruments in fiscal 2009 (2008:$8.1 million and 2007:$8.2 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On March 17, 2009, the date the loan was repaid, Mvela Resources took receipt, through its wholly owned subsidiary Mvela Gold, of its 15% shareholding in GFIMSA. Immediately upon receipt of the GFIMSA shares, Mvela Gold exercised its right to exchange the GFIMSA shares to subscribe for 50 million new ordinary shares in Gold Fields as of the date of exchange. Pursuant to the above transactions, Mvela Gold owned approximately 7 per cent of the listed shares of Gold Fields immediately following the exchange, and Gold Fields again owns 100% of GFIMSA.

	2009 $’m	2008 $’m
Loan advanced	591.3	591.3
Fair value adjustment in relation to interest rate swap (up to close-out of swap in 2005)	36.2	36.2
Amortization of the fair value adjustment after close-out of interest rate swap	(36.2)	(26.3)
Repayment of the loan	(414.7)	—
Translation adjustment	(176.6)	(78.3)

Balance at end of year	—	522.9

The fair value adjustment in relation to the interest rate swaps was calculated using cash flows over the remaining period of the debt discounted at the five year forward curve of the three month JIBAR rate plus a margin of 1.025%.

(b) Split-tenor revolving credit facility

On May 16, 2007, GFIMSA, Orogen and Gold Fields Operations entered into a $750.0 million split-tenor revolving credit facility consisting of a $250.0 million 364-day revolving tranche with a twelve-month term out option (“Facility A”) and a $500.0 million 5-year revolving tranche (“Facility B”).

On April 28, 2008 Gold Fields Limited exercised the term-out option under Facility A which converted the full $250.0 million advance at that point into a term loan with a final maturity date of May 16, 2009. In connection with its exercising the option, Gold Fields paid a term-out fee of 0.05% on the amount that was converted. In terms of the facility agreement, Facility B matures on May 16, 2012. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On May 21, 2007, Gold Fields Operations drew down $50.8 million under Facility A and $500.0 million under Facility B. In addition, on May 21, 2007, Orogen drew down $168.0 million under Facility A. On September 25, 2007 Orogen drew down $31.1 million under Facility A.

On December 6, 2007, Gold Fields utilized the proceeds from the sale of its Essakane exploration project in Burkina Faso and its Choco 10 mine in Venezuela to repay Facility A in its entirety ($250.0 million) and to partly repay Facility B ($10.0 million). On December 31, 2007 Gold Fields utilized the proceeds from the issue of non-convertible redeemable preference shares to further partly repay Facility B by $172 million. Subsequent to this Orogen drew down $73.0 million under Facility A on various dates and on April 25, 2008, Gold Fields Operations drew down $177.0 million under Facility A to partly repay its loan under Facility B. As a result, Gold Fields was able to exercise the term-out option under Facility A as detailed above. In addition Orogen drew down a further $121.0 million under Facility B on various dates subsequent to the term-out option being exercised.

On various dates during fiscal 2009 Orogen drew down a further US$120 million under facility B. On May 15, 2009, GF Operations drew down US$118 million under Facility B to partly refinance its maturing loan

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

under Facility A. The balance of the GF Operations loan outstanding under Facility A in the amount of US$59 million was refinanced with borrowings under a new $311 million syndicated revolving loan facility, which is detailed below. Also on May 15, 2009, Orogen repaid US$16 million of its portion of the maturing Facility A and refinanced the remaining US$57 million with borrowings under the $311 million syndicated revolving loan facility. The total borrowings at June 30, 2009 under this revolving credit facility were $500.0 million (2008: $512.0 million). The difference of US$1.5 million between the total borrowings above and the borrowings disclosed below relates to the transaction costs deducted from the liability on initial measurement.

The loan under Facility A bore interest at LIBOR plus a margin of 0.25% per annum while the loan under Facility B bears interest at LIBOR plus a margin of 0.30% per annum. Where the total utilizations under Facility A were equal to or greater than 50%, a utilization fee of 0.05% per annum was paid on the total amount of utilization. The utilization fee was paid quarterly in arrears.

Borrowings under this revolving credit facility are guaranteed by Gold Fields, GFIMSA, Gold Fields Holdings Company (BVI) Limited, Orogen and Gold Fields Operations.

	2009 $’m	2008 $’m
Balance at beginning of year	510.5	717.3
Loan advanced, net of transaction costs	138.0	225.1
Loan repayments	(150.0)	(431.9)

Balance at end of year	498.5	510.5

(c) Syndicated revolving loan facility

On May 7, 2009, GFIMSA, Orogen and GF Operations entered into a 364-day US$311 million syndicated revolving loan facility with the option to extend the term on the same terms for an additional 364 days from the date of the original final maturity (the “Extension Option”). At any time prior to the date of final maturity, Gold Fields has the option to convert all advances outstanding under this facility into a term loan with a final maturity date being no more than 24 months after the signing date of the facility (the “Term Out Option”). The Extension Option may not be exercised if the Term Out Option has been previously exercised. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On May 15, 2009, GF Operations and Orogen drew down US$59 million and US$57 million respectively under this facility to refinance their respective portion of the loans maturing under Facility A of the Split-tenor revolving credit facility as described above. On June 15, 2009, GF Operations repaid US$44 million of its loan. The total borrowings at year end under the facility were US$72 million.

The facility bears interest at LIBOR plus a margin of 2.75% per annum. The borrowers are required to pay a quarterly commitment fee of 1.10% per annum, payable on the undrawn portion of the facility. A term-out fee of 0.25% flat is payable on the date on which Gold Fields exercises the Term Out Option. This fee will be calculated on the amount of the facility which has been converted into the term loan.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GF Operations.

2009 $’m
Balance at beginning of year	—
Loan advanced, net of transaction costs	116.0
Loan repayments	(44.0)

Balance at end of year	72.0

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

At June 30, 2009 Gold Fields La Cima has drawn down $150 million (2008, $150 million) under this facility.

As at June 30, 2009, Gold Fields La Cima had drawn down $150.0 million (2008: $150.0 million). The loan bears interest at a margin over LIBOR of 0.45% during the pre-completion phase (that is, prior to the financial completion date) and between 1.25% and 1.75% thereafter. Scheduled principal payments shall be made in 16 semi-annual instalments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning June 30, 2009. The final instalment is due on the tenth anniversary of the signing date.

During the pre-completion phase the loan is guaranteed by Gold Fields and Gold Fields Corona (BVI) Limited (a wholly owned subsidiary of Gold Fields). The facility is secured by, among other things, pledges of and mortages over the assets and properties of Gold Fields La Cima.

	2009 $’m	2008 $’m
Balance at beginning of year	150.0	127.0
Loan advanced, net of transaction costs	—	23.0

Balance at end of year	150.0	150.0

(e) Preference shares

On December 24, 2007 Gold Fields issued R1.2 billion of non-convertible redeemable preference shares to Rand Merchant Bank (RMB, a division of First Rand Bank Limited). The dividend rate payable is a floating rate that increases from 22% to up to 61% of the prime lending rate quoted by First Rand Bank Limited (the “Prime Rate”) over the life of the Preference Shares. In certain circumstances, the dividend rate increases to 61% of the Prime Rate in the event the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The purpose of the preference shares was to refinance existing credit facilities.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The preference shares mature on January 24, 2011 and have been guaranteed by GFIMSA, Orogen and Gold Fields Operations. On October 10, 2008 $63.5 million of the outstanding preference shares was repaid. In addition, an attributable dividend of $2.5 million was also paid on the same date. The balance of the preference shares is redeemable at the option of Gold Fields.

	2009 $’m	2008 $’m
Shares issued	172.0	172.0
Preference share dividend	9.8	2.7
Redemptions	(63.5)	—
Translation	(33.5)	(22.3)

Balance at end of year	84.9	152.4

(f) Commercial paper

On April 6, 2009, Gold Fields established a R10 billion Domestic Medium Term Programme (the “Programme”) in terms of which Gold Fields may, from time to time, issue notes denominated in any currency. The notes will not be subject to any minimum and maximum maturity and the maximum aggregate nominal outstanding amount of all notes will not exceed R10 billion. The Programme has been registered with the Bond Exchange of South Africa (“BESA”).

On April 9 and June 4, 2009, Gold Fields issued listed notes totalling $66 million and $67 million respectively. These notes mature either three months or six months from the date of issue and bear interest at the Johannesburg Interbank Agreed Rate (“JIBAR”) plus a margin ranging from 0.675% to 1% per annum.

	2009 $’m	2008 $‘m
Loan advanced	133.5	—
Translation	8.3	—

Balance at end of year	141.8	—

(g) Short-term syndicated facility

Gold Fields Ghana Limited entered into a twelve month $20 million syndicated facility. The facility is to be used for working capital requirements associated with the expansion of the carbon-in-leach (CIL) plant at the Tarkwa mine and related capital expenditure. The loan bears interest at LIBOR plus a margin of 3.0% per annum.

In December 2008, Tarkwa drew down $20 million under the loan. The principal payments under the loan are scheduled monthly, beginning on June 30, 2009 as follows: $2 million for the first four months and $4 million for the last three months beginning June 30, 2009. The final instalment is due on December 31, 2009.

	2009 $’m	2008 $’m
Loan advanced	20.0	—

Balance at end of year	20.0	—

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(h) Industrial Development Corporation loan

On May 28, 2004, Living Gold (Pty) Limited (“Living Gold”), a subsidiary of GFIMSA, entered into an agreement with the Industrial Development Corporation of South Africa Limited (“IDC”) in terms of which the IDC agreed to provide a loan facility of $2.5 million. On November 24, 2004, Living Gold drew down the full amount of the facility and on 1 July 2006 the IDC converted $1.4 million of the outstanding loan to equity. On 1 July 2008 the remaining $1.1 million was converted to equity.

	2009 $’m	2008 $’m
Balance at beginning of year	1.1	1.2
Capitalisation of loan to minority interests	(1.1)	—
Translation	—	(0.1)

Balance at end of year	—	1.1

The Group was in compliance with all of its debt covenant ratios and restrictions as of June 30, 2009 and 2008.

(i) Other loans

	2009 $’m	2008 $’m
Balance at beginning of year	0.2	0.6
Loans advanced	904.8	173.3
Loans repaid	(736.0)	(173.7)
Translation	(32.5)	(0.0)

Balance at end of year	136.5	0.2

Other loans comprise:

R500 million revolving credit facility: On August 21, 2007, GFIMSA entered into a R500 million 364-day revolving credit facility. The facility was used for general corporate purposes and bore interest at JIBAR plus a margin of 0.70% per annum. During fiscal 2008, GFIMSA drew down and repaid R500 million under the facility.

In fiscal 2009, GFIMSA drew R500 million under this facility and fully repaid the loan on August 19, 2008, three days before the facility expired. On September 22, 2008, this facility was renegotiated as a short term facility expiring on October 21, 2008. On May 15, 2009, R500 million was drawn down under the facility. No repayments had been made as at June 30, 2009.

Borrowings under the facility are guaranteed by Gold Fields Limited.

On 11 November 2008, GFIMSA entered into a new R500 million 364-day revolving credit facility. This facility is to be used for general corporate and working capital requirements. The facility bears interest at JIBAR plus a margin of 1.20% per annum.

R1 billion revolving credit facility: On January 31, 2008, GFIMSA, GF Operations, Orogen and GFL Mining Services Limited entered into a R1 billion 364-day revolving credit facility effective May 15, 2008. The facility was to be used for capital expenditure in respect of gold mining projects, general corporate and working

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

capital requirements. Borrowings under the facility were guaranteed by Gold Fields, GF Holdings, GF Operations, Orogen and GFIMSA and bore interest at JIBAR plus 0.70% per annum. Gold Fields paid a quarterly commitment fee of 0.15% per annum on any undrawn amounts under the facility.

The group utilised the abovementioned facility with other uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations. The total of $904.8 million (2008: $173.3 million) borrowed under the combination of these loan facilities was repaid in part during fiscal 2009 from cash profits generated by the operations. There were no amounts outstanding at June 30, 2009 and 2008.

R1.5 billion long-term revolving credit facility: On May 6, 2009, GFIMSA and GF Operations (the “Borrowers”) entered into a R1.5 billion 5 year revolving credit facility effective June 10, 2009. The facility is to be utilised for capital expenditure, general corporate and working capital requirements and the refinancing of existing debt.

The facility is unutilised at June 30, 2009. It bears interest at JIBAR plus a margin of 2.95% per annum. The Borrowers are required to pay a commitment fee of 0.75% per annum on the undrawn and un-cancelled amounts of the facility, calculated and payable semi-annually in arrears. The facility matures on June 10, 2014. Borrowings at June 30, 2009 under the facility are guaranteed by Gold Fields, GF Holdings, GF Operations, Orogen and GFIMSA.

(j) Debt maturity ladder

The combined aggregate maturities of short- and long-term loans at June 30, 2009 for each of the next five years is tabulated below:

Maturity	$
1	317.8
2	171.2
3	515.4
4	19.5
5	20.3
Thereafter	59.5

15	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Group has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	2009 $’m	2008 $’m
Asset retirement obligations
Balance at July 1	216.2	197.2
Addition to liabilities	19.2	16.9
Liabilities settled	(4.0)	(3.9)
Accretion of liability	13.9	12.0
Foreign currency translation adjustment	(8.4)	(6.0)

Balance at June 30	236.9	216.2

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

16	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	2009	2008
	$’m	$’m
Gold Fields Group (excluding South Deep) accrued post-retirement health care costs (a)	11.0	7.2
South Deep accrued post-retirement health care costs (b)	0.4	0.7

Gold Fields Group accrued post-retirement health care costs	11.4	7.9

The Group is exposed to obligations for post-retirement health care costs under two separate schemes, the Gold Fields Group (excluding South Deep) health care scheme and the South Deep health care scheme.

(a) Gold Fields Group (excluding South Deep) accrued post-retirement health care costs

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.1 million in fiscal 2009 (2008: $0.2 million and 2007: $0.2 million). The obligation has been actuarially valued and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

The following table sets forth the funded status and amounts recognized by the Group (excluding South Deep) for post-retirement health care costs:

	2009	2008
	$’m	$’m
Actuarial present value	11.0	7.2
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	11.0	7.2
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	11.0	7.2

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	7.2	8.6
Service costs	0.6	0.8
Contributions paid	(0.1)	(0.2)
Additional/(release of) cross subsidization liability	2.9	(1.4)
Foreign currency translation adjustment	0.3	(0.6)

Balance at end of year	11.0	7.2

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7.0% per annum (2008: 8.0%) and a discount rate of 8.375% per annum (2008: 10.0%).

	2009	2008
	$’m	$’m
Service costs	0.6	0.8

Net periodic benefit cost	0.6	0.8

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for 2009 by $0.2 million (2008: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2009 would be an increase of $1.0 million (2008: $0.3 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for 2009 by $0.1 million (2008: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2009 would be a decrease of $0.9 million (2008: $0.3 million).

(b) South Deep accrued post-retirement health care costs

As part of the acquisition of South Deep, the post-retirement health care cost liability was assumed. The Group has certain liabilities to provide fixed monthly post-retirement medical benefits to certain pensioners and dependents of ex-employees. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.1 million in fiscal 2009 (2008:$0.2 million). The obligation was actuarially valued at June 30, 2009 and the outstanding contributions will be funded until December 31, 2011.

The following table sets forth the funded status and amounts recognized by the Group for post-retirement health care costs:

	2009	2008
	$’m	$’m
Actuarial present value	0.4	0.7
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	0.4	0.7
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	0.4	0.7

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	0.7	0.9
Service costs	0.1	—
Contributions paid	(0.1)	(0.2)
Release of cross subsidization liability	(0.1)	(0.1)
Foreign currency translation adjustment	(0.2)	0.1

Balance at end of year	0.4	0.7

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7.0% per annum (2008: 8.0%) and a discount rate of 8.375% per annum (2008: 10.0%).

	2009	2008
	$’m	$’m
The net periodic benefit cost is explained as follows:
Service costs	0.1	—
Recognized actuarial loss	—	—

Net periodic benefit cost	0.1	—

An increase or decrease in assumed health care trend rates would not have affected the interest cost for fiscal 2009. A change in the medical inflation assumption does not affect the employer liability as the subsidy does not escalate. The monthly contributions will remain constant.

17	EMPLOYEE BENEFIT PLANS

Retirement benefits

The Gold Fields Limited Corporate Pension Fund, a defined benefit scheme, with 14 active members, transferred all pensioner members to a retirement scheme of their choice by June 30, 2005. The scheme was valued at intervals of not less than three years using the projected unit credit method. The last actuarial valuation was carried out at June 30, 2004 and showed the fund was under-funded by approximately $0.4 million, which was fully provided for. This was the only defined benefit scheme in the Group and was wound up in fiscal 2009.

Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the Company’s defined contribution plans for the year amounted to $57.0 million (2008: $68.0 million and 2007: $56.5 million).

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price
			Rand	US$
Outstanding at July 1, 2006	413,700	979,250	125.28	19.58
Granted during the year	1,507,797	876,559	124.19	17.25
Exercised and released	(2,042)	(805)	125.28	17.40
Forfeited	(64,003)	(89,464)	120.13	16.68

Outstanding at June 30, 2007	1,855,452	1,765,540	124.75	17.45
Granted during the year	4,238,161	2,569,481	105.97	14.58
Exercised and released	(21,933)	—	—	—
Forfeited	(674,793)	(497,084)	118.77	16.34

Outstanding at June 30, 2008	5,396,887	3,837,937	112.73	14.09

Granted during the year	2,616,171	1,311,271	108.90	12.09
Exercised and released	(73,954)	—	—	—
Forfeited	(880,240)	(539,582)	121.07	13.44

Conditions for vesting not met	(226,900)	—	—	—

Outstanding at June 30, 2009	6,831,964	4,609,626	111.50	13.83

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. The PVRS due to vest in fiscal 2009 did not meet the vesting conditions. None of the PVRS granted during the years ended June 30, 2009, 2008 or 2007 were exercisable on June 30, 2009.

At the time the 2005 Plan was first implemented, the release of PVRS was subject to, among other things, the Group’s relative performance on the Philadelphia XAU Index (“XAU Index”). In fiscal 2008, it became evident that the XAU Index was not representative of Gold Fields’ peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields’ peer competitors. Accordingly instead of using the XAU Index, Gold Fields’ performance will be measured against only five gold mining companies whom it believes can be regarded as its peer competitors.

The incremental fair value resulting from the modification amounts to $17.1 million which will be expensed over the remaining vesting period of the restricted shares, with $4.7 million and $2.1 million having been included in Share-based compensation for fiscal 2009 and fiscal 2008 respectively.

In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. 558,863 SARS granted during the year ended June 30, 2006 were exercisable on June 30, 2009. The average exercise price for SARS outstanding at June 30, 2009 was R111.50 ($13.83).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following tables summarize information relating to the options outstanding at June 30, 2009.

	Outstanding options
	Price range		Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	US$			Rand	US$
Range of prices	69.48 – 124.19	8.62 – 15.41	4,014,855	4.93	109.45	13.58
	124.20 – 127.72	15.41 – 15.85	594,771	2.76	125.31	15.55

Total			4,609,626	4.65	111.50	13.83

The PVRS have not been included in the table above as they do not have an expiry date and are granted for no consideration.

GF Management Incentive Scheme: Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 2,096,811 ordinary shares were outstanding under The GF Management Incentive Scheme as of September 30, 2009, of which options to purchase 191,500 ordinary shares at a weighted average price of Rand 77.27 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 46.23 and Rand 154.65 per ordinary share and they expire between July 7, 2009 and February 20, 2013. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

The first allocations were made under The 2005 Plan in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date. A total of 5% of the Company’s issued ordinary share capital, being 35,249,451 shares as of September 30, 2009, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

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

Details of the options granted under the GF Management Scheme are as follows:

	Number of Options	Average option price
		Rand	US$
Outstanding at July 1, 2006	6,948,560	75.81	10.20
Granted during the year	—	—	—
Exercised and released	(899,263)	65.29	9.07
Forfeited	(464,324)	76.63	10.64

Outstanding at July 1, 2007	5,584,973	76.66	10.72
Granted during the year	—	—	—
Exercised and released	(990,175)	71.82	9.88
Forfeited	(382,579)	72.33	9.95

Outstanding at July 1, 2008	4,212,219	78.38	9.80
Granted during the year	—	—	—
Exercised and released	(1,367,882)	69.69	7.73
Forfeited	(539,916)	105.39	11.70

Outstanding at July 1, 2009	2,304,421	77.20	9.58

In terms of the GF Management Scheme rules, options currently expire no later than seven years from the grant date and vest as follows. Upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. The options exercisable on June 30, 2009, 2008 and 2007 were 2,266,799, 3,307,624 and 3,152,277 respectively. The range of exercise prices for options outstanding at June 30, 2009 was R46.23 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

No further allocations are being made under the GF Management Incentive Scheme in view of the Gold Fields Limited 2005 Share Plan. However, during fiscal 2009 some share option expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification is R8.1 million ($0.9 million) and was accounted for in its entirety in fiscal 2009.

The following directors were affected by the modification:

	Number of options	Weighted average price (Rand)	Contractual life extended by (years)
Executive directors
Nicholas J. Holland	172,499	76.59	0.38
Terence P. Goodlace	3,167	154.65	0.01
Non-Executive directors
Kofi Ansah	6,700	68.59	0.39
Rupert L. Pennant-Rea	25,000	84.79	0.39
Chris I. Von Christierson	20,000	99.21	0.39
Alan J. Wright	55,000	68.41	0.39

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following tables summarize information relating to the options outstanding at June 30, 2009.

			Outstanding options
			Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	US$			Rand	US$
Range of prices	36.07 – 57.50	4.48 – 7.13	93,200	0.02	46.23	5.74
	57.51 – 73.29	7.14 – 9.09	993,156	2.86	65.30	8.10
	73.80 – 84.17	9.16 – 10.44	785,186	1.53	81.22	10.08
	84.18 – 119.90	10.44 – 14.88	359,481	1.77	96.61	11.99
	125.37 – 154.65	15.55 – 19.19	73,398	1.51	139.55	17.31

Total			2,304,421	2.08	77.20	9.58

			Exercisable options
	Price range		Number of options	Weighted average exercise price
	Rand	US$		Rand	US$
Range of prices	46.23 – 46.23	5.74 – 5.74	93,200	46.23	5.74
	60.40 – 73.22	7.49 – 9.08	993,156	65.30	8.10
	73.80 – 84.17	9.16 – 10.44	785,186	81.22	10.08
	86.01 – 116.85	10.67 – 14.50	329,425	96.22	11.94
	125.37 – 154.65	15.55 – 19.19	65,832	139.42	17.30

Total			2,266,799	76.68	9.51

These options will expire if not exercised at specific dates ranging from July 7, 2009 to February 20, 2013. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2009 and 2008 ranged from R54.00 to R135.00.

The Gold Fields Limited 2005 Non-Executive Director Share Plan: At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Non-Executive Share Plan, or The 2005 Non-Executive Plan. Participants in The 2005 Non-Executive Plan will be non-executive directors of Gold Fields who are not members of the Non-Executive Directors Remuneration Committee, which is a committee comprising the Chief Executive Officer and two representatives of shareholders of Gold Fields nominated by the Chief Executive Officer under The GF Non-Executive Director Share Plan. The Plan provides for the release of restricted shares awarded to the non-executive directors three years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 52,600 shares were authorized at Gold Fields’ annual general meeting on November 12, 2008.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Details of the restricted shares granted under this Plan are as follows:

No of restricted shares
Outstanding at July 1, 2006	33,000
Granted during the year	18,000
Exercised and released	—
Forfeited	—
Outstanding at June 30, 2007	51,000

Granted during the year	29,600
Exercised and released	—
Forfeited	—
Outstanding at June 30, 2008	80,600

Granted during the year	52,600
Exercised and released	(33,000)
Forfeited	—

Outstanding at June 30, 2009	100,200

The restricted shares have not been split per range as they do not have an expiry date and are granted for no consideration. In addition, none of the vested instruments were exercisable at June 30, 2009.

During fiscal 2008, the terms of the restricted shares granted to non-executive directors were modified in the same way as the PVRS granted under the Gold Fields Limited 2005 Share Plan. The incremental fair value resulting from the modification amounted to $0.5 million to be expensed over the remaining life of the options and the portion relating to fiscal 2009 and fiscal 2008 amounted to $0.2 million and $0.1 million respectively and are included in share-based compensation for fiscal 2009 and fiscal 2008.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The exercise prices of all outstanding options granted under this plan range between Rand 68.59 and Rand 110.03 per ordinary share, and they expire between December 2, 2009 and February 12, 2011.

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

The following tables summarize information relating to the options outstanding at June 30, 2009. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the Plan are as follows:

	Number of Options	Average option price
		Rand	US$
Outstanding as of June 30, 2006	184,400	82.66	11.13
Granted during the year	—	—	—
Exercised and released	(10,000)	—	—

Outstanding as of June 30, 2007	174,400	83.47	11.67
Granted during the year	—	—	—
Exercised and released	(27,700)	81.71	11.24

Outstanding as of June 30, 2008	146,700	83.81	10.48
Granted during the year	—	—	—
Exercised and released	(25,000)	43.70	4.85
Forfeited	(40,000)	99.21	11.01

Outstanding as of June 30, 2009	81,700	88.54	10.99

The following tables summarize information relating to options outstanding under the Plan as of June 30, 2009.

			Outstanding options

			Number of options	Contractual life years	Weighted average Exercise price
	Rand	US$			Rand	US$
Range of prices	65.56 – 88.37	8.13 – 10.96	26,700	1.64	68.59	8.51
	88.38 – 110.03	10.97 – 13.65	55,000	0.83	98.22	12.19

			81,700	1.09	88.54	11.07

			Exercisable options
	Rand	US$	Number of options	Contractual life years	Weighted average Exercise price
					Rand	US$
Range of prices	65.56 – 88.37	8.13 – 10.96	26,700	1.64	68.59	8.51
	88.38 – 110.03	10.97 – 13.65	55,000	0.83	98.22	12.19

			81,700	1.09	88.54	11.07

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

These options will expire if not exercised at specific dates ranging from December 2, 2009 to February 12, 2011. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2009 and 2008 ranged from R54.00 to R135.00.

The compensation cost related to awards not yet recognized under all four schemes amounts to $111.7 million and is to be spread over three years.

The Company uses the Black Scholes Model to value the SARS. The inputs to the model for awards granted during the year were as follows:

	2009	2008
Weighted average exercise price—Rand	R108.90	R105.98
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	51.7%	41.7%
Expected term (years)	3.0 – 4.2	3.0 – 4.2
Long-term expected dividend yield	1.8%	1.5%
Weighted average risk free interest rate	6.90%	10.82%
Weighted average fair value—Rand	R45.90	R41.72

The Company uses the Monte-Carlo Simulation to value the PVRS. The inputs to the model for awards granted during the year were as follows:

	2009	2008
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	67.80%	42.37%
Expected term (years)	3.0	3.0
Historical dividend yield	2.30%	1.45%
Weighted average risk free interest rate (based on US interest rate)	0.60%	2.79%
Weighted average fair value—Rand	R209.40	R146.30

The Company used the following inputs to calculate the effect of the modification to the PVRS in fiscal 2008:

Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	41.19%
Expected term (years)	3.0
Expected dividend yield	0.83%
Weighted average risk free interest rate (based on US interest rate)	2.46%
Weighted average fair value—Rand	R62.53

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

18	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

As at June 30, 2009, Gold Fields held the following derivative instrument to protect its exposure to adverse movements in foreign currency.

—	As a result of the draw down on January 31, 2007 of $550 million under a $1.8 billion bridge loan facility entered into to close-out the Western Areas gold derivative structure and refinance certain working capital loans, U.S. dollar/rand forward cover was purchased during the fiscal quarter ended March 31, 2007 in an amount of $550.8 million for settlement August 6, 2007, at an average forward rate of R7.3279 based on a spot rate of R7.1918. Subsequently, that cover was extended for periods of between one and three months during fiscal 2008 and 2009. The cover was reduced as a result of loan repayments of $60.8 million and $172.0 million made on December 6, 2007 and December 31, 2007 respectively. During fiscal 2009, a further amount of $44 million was repaid against the loan and the forward cover was reduced by the same amount. The balance of the $274 million forward cover was extended to July 15, 2009, being the next repayment date on the loan, at an average forward rate of R8.0893/$1. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses are accounted for under foreign exchange gains/(losses), along with gains and losses on the underlying loan that has been hedged. The forward cover points are deemed to be an interest cost and are therefore accounted for as part of interest. The forward cover was closed out on September 17, 2009.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Under the long-established structure of sales agreements prevalent in the industry, substantially all of Gold Fields’ copper concentrate sales are provisionally priced at the time of shipment. The provisional prices are finalized in a contractually specified future period (generally one to three months) primarily based on quoted LME prices. Sales subject to final pricing are generally settled in a subsequent month. Because a significant portion of Gold Fields’ copper concentrate sales in a period usually remain subject to final pricing, the forward price is a major determinant of recorded revenues and the average recorded copper price for the period.

LME copper prices averaged $4,919 per ton during fiscal 2009 ($4,322 per ton since September 2008 when copper concentrate sales commenced at Cerro Corona), compared with the Company’s recorded average provisional price of $4,057 per ton. The applicable forward copper price at the end of fiscal 2009 was $4,057 per ton. During fiscal 2009, increasing copper prices resulted in a provisional pricing mark-to-market gain of $5.7 million (included in revenue). At June 30, 2009, the Company had copper sales of 9,950 tons priced at an average of $3,571 per ton, subject to final pricing in the first quarter of fiscal 2010.

As at June 30, 2009, Gold Fields held the following derivative instruments to protect its exposure to adverse movements in copper commodity prices:

—	During June 2009 Gold Fields entered into copper concentrate forward sales contracts based on the expected production of copper concentrate at Cerro Corona. The forward sales contracts have a total notional amount of 8,705 tons of copper concentrate at an average forward price of $5,001 per ton and have monthly settlement dates between June 24, 2009 and June 23, 2010. The forward sales contracts have not been designated as hedging instruments and changes in the fair value of the contracts are recorded as part of gain/loss on financial instruments in the statement of operations.

—	During June 2009, Gold Fields also entered into copper concentrate zero cost collar contracts based on the expected production of copper concentrate at Cerro Corona. The zero cost collar contracts have a total notional amount of 8,705 tons of copper concentrate with a floor price of $4,600 per ton and a ceiling price of $5,400 per ton. The zero cost collar contracts have monthly settlement dates between June 24, 2009 and June 23, 2010. The zero cost collar contracts have not been designated as hedging instruments and changes in the fair value of the contracts are recorded as part of gain/loss on financial instruments in the statement of operations.

In addition to the above instruments outstanding at June 30, 2009, the following were in existence during the year although they were closed out prior to year end:

—	South Africa: US Dollars / Rand forward sales—In October 2008, $150 million of expected gold revenue for the December quarter was sold forward on behalf of the South African operations. In December 2008, the $150 million was extended to the March quarter at an average forward rate of R10.3818. During the March quarter $30 million was settled at a gain for the quarter of $0.7 million. The outstanding balance of $120 million was extended into the June quarter at an average forward rate of R10.2595. In the June quarter, the remaining forward cover of $120 million was partly delivered into and the balance closed out, resulting in a gain of $6.0 million. This was accounted for in the statement of operations;

—	Australia: US Dollars / Australian Dollars forward sales—In October 2008, $70 million of expected gold revenue for the December quarter was sold forward on behalf of the Australian operations. In December 2008, $56 million was extended to the March quarter at an average forward rate of A$0.6650. During the March quarter an additional $8 million of the same instruments were taken out. The total of $64 million was extended into the June quarter at an average forward rate of A$0.6445. In the June quarter, the forward cover of $64 million was partly delivered into and the balance closed out, resulting in a gain of $1.4 million. This was accounted for in the statement of operations.

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

Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of receivables, accounts payable and cash and cash equivalents are a reasonable estimate of their fair values due to the short-term maturity of such instruments. The investments in the environmental trust fund approximate fair value, as the monies are invested in short-term maturity investments. The listed investments are carried at market value. Long-term loans, except for the Mvela loan which was at a fixed interest rate, approximate fair value as they are subject to market based floating rates. On June 30, 2008, the Mvela loan was fair valued based on applicable market rates. The Mvela loan was repaid in full on March 17, 2009.

The estimated fair values of the Group’s financial instruments are:

	June 30, 2009		June 30, 2008
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	357.5	357.5	253.7	253.7
Financial instruments	—	—	6.9	6.9
Receivables	383.5	383.5	280.1	280.1
Non-current investments	475.2	475.2	737.4	737.4
Financial liabilities
Long-term loans	785.9	785.9	564.2	566.9
Accounts payable and provisions	533.5	533.5	610.3	610.3
Financial instruments	1.7	1.7	—	—
Interest payable	14.4	14.4	29.2	29.2
Bank overdraft	9.7	9.7	2.7	2.7
Current portion of long-term loans	317.8	317.8	772.9	772.9
Other non-current assets	3.9	3.9	—	—

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

•	Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

•	Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth our financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at 30 June 2009
	Total $’m	Level 1 $’m	Level 2 $’m	Level 3 $’m
Assets:
Cash equivalents	63.4	63.4	—	—
Listed investments	312.4	312.4	—	—
Investments held by environmental trust funds	110.0	110.0	—	—
Unlisted investments	0.8	—	—	0.8
Trade receivable from provisional copper concentrate sales, net	54.0	54.0	—	—

	540.6	539.8	—	0.8

Liabilities:
Financial instruments	1.7	—	1.7	—

	1.7	—	1.7	—

The Group’s cash equivalent instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The Group’s listed investments comprise equity investments in listed entities and are therefore valued using quoted market prices in active markets and classified within level 1 of the fair value hierarchy. The fair value of the listed investments is the product of the quoted market price and the number of shares held.

The Group’s investments held by environmental funds primarily comprise interest bearing short-term investments which are valued using quoted market prices.

The Group’s net trade receivable from provisional copper concentrate sales is valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, is classified within Level 1 of the fair value hierarchy.

The Group’s financial instruments are valued using pricing models and classified within level 2 of the fair value hierarchy. Where possible, the values produced by the valuation models are verified to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs.

The table below sets forth a summary of changes in the fair value of our Level 3 financial assets for the year ended June 30, 2009.

$’m
Balance at the beginning of the year	27.8
Settlements	(20.0)
Unrealised loss	(1.7)
Translation	(5.2)

Balance at the end of the period	0.8

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Unrealized loss of $1.7 million for the year was included in Accumulated other comprehensive loss. As of June 30, 2009, the assets classified within Level 3 of the fair value hierarchy represent 0.2% of the total assets measured at fair value.

Derivative contracts as at June 30, 2009

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2009:

$/ZAR currency contracts

	Forward sales
Maturity date	$’m Notional	ZAR1=$ Strike price
July 15, 2009	274.0	0.1236

The mark-to-market value of these contracts amounted to a loss of $0.05 million at June 30, 2009, which value is based on the prevailing interest rates and volatility at the time. On September 17, 2009, the forward cover of $274 million was settled as a result of the decision to repay the outstanding loan amount.

Copper commodity contracts

		Financial instruments
Maturity date		Notional Mts	Copper price $
July 23, 2009 – June 23, 2010	Forward sale	8,705.0	5,001.0
July 23, 2009 – June 23, 2010	Zero cost collar	8,705.0	4,600.0 – 5,400.0

The mark-to-market value of these contracts amounted to a loss of $1.7 million at June 30, 2009, which value is based on the prevailing interest rates and volatility at the time.

Derivative contracts as at June 30, 2008

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2008:

$/ZAR currency contracts

	Forward sales
Maturity date	$’m Notional	ZAR1=$ Strike price
July 7, 2008	318.0	0.1274

The mark-to-market value of these contracts amounted to a gain of $6.9 million at June 30, 2008, which value is based on the prevailing interest rates and volatility at the time.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

19	ADDITIONAL CASH FLOW INFORMATION

(a)	Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in net cash provided by operating activities:

	2009 $’m	2008 $’m	2007 $’m
Interest paid	73.9	100.4	89.3

(b)	Non cash-items

Excluded from the statements of cash flows are the following:

i)	For the year ended June 30, 2009

The $122.4 million loss on mark-to-market of listed investments.

ii)	For the year ended June 30, 2008

The $43.1 million gain on mark-to-market of listed investments.

iii)	For the year ended June 30, 2007

The $65.8 million gain on mark-to-market of listed investments.

(c)	Acquisitions of subsidiaries

(i)	Acquisition of South Deep

The following information reflects the cashflow impacts of the acquisition of South Deep. See note 3(c).

2007 $’m
Total purchase consideration	2,188.3
Purchase consideration settled in shares	(1,217.8)
Purchase of shares in prior years	(116.6)
Insurance claim refund due to Barrick	(24.2)
Purchase consideration used to settle borrowings of BGSA	406.8

Purchase consideration settled in cash	1,236.5
Cash and cash equivalents in subsidiary acquired	(3.5)

Cash outflow on acquisition	1,233.0

(ii)	Acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited

The following information reflects the cashflow impacts of the acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited. See note 3(d).

2007 $’m
Purchase consideration settled in cash	3.2
Inter-company loans advanced	2.1
Overdraft in subsidiary acquired	2.6

Cash outflow on acquisition	7.9

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The $7.9 million net cash paid is included in acquisition of subsidiaries on the cash flow statement.

20	COMMITMENTS

	2009 $’m	2008 $’m
Capital expenditure
—authorized	958.7	932.3
—contracted for	131.4	167.5
Other guarantees	3.1	39.6

Guarantees consist of $0.6 million to New Africa Mining Fund (“NAMF”), $1.2 million to the Department of Minerals and Energy in South Africa and $1.3 million for numerous other obligations. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. The Group also provides environmental obligation guarantees with respect to its Ghanaian and Australian operations. These guarantees, amounting to $39.6 million at June 30, 2009, have not been included in the amount of guarantees of $3.1 million because they are fully provided for under the asset retirement obligation.

Under an agreement with the Public Investment Commission (“PIC”) related to the Mvela Loan, the Company effectively guaranteed a loan of R150.0 million ($18.8 million) made by the PIC to certain lenders to Mvela, at an interest rate of 14.25%. Under the terms of the agreement, the PIC had the right to require the Company to assume all its rights and obligations under this loan together with its underlying security. The PIC was obliged to pay the Company a guarantee fee equal to 3.75% per annum on the date the loan was repaid. This guarantee expired with repayment of the Mvela loan on March 17, 2009.

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

Randgold and Exploration summons

On August 21, 2008, Gold Fields Operations received a summons from Randgold and Exploration Company Limited (“R&E”) and African Strategic Investment (Holdings) Limited. The summons claims that during the

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

period that Gold Fields Operations was under the control of Brett Kebble, Roger Kebble and others, Gold Fields Operations was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One.

Gold Fields Operations’ preliminary assessment was that it had strong defences to these claims and accordingly, Gold Fields Operations’ attorneys were instructed to vigorously defend the claims. Werksmans Attorneys have been so instructed. Much of the preparatory work is still being undertaken and pleadings have not yet closed.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (approximately $1.4 billion or R11 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by Gold Fields Operations to fund its operations (approximately $64.4 million or R519 million).

It should be noted that the claims lie only against Gold Fields Operations, whose only interest is a 50% stake in the South Deep Mine.

22	LINES OF CREDIT

The Group had unused lines of credit available amounting to $632.6 million at June 30, 2009 (2008: $371.3 million).

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

As at June 30, 2009 Gold Fields Limited had contributed net $3.9 million. Gold Fields previously provided a commitment to fund $6.2 million in total for an original commitment period of six years. This commitment period expired on February 28, 2009. No new investments are permitted but follow on investments of up to $7.0 million are allowed, the Gold Fields portion of which is estimated at approximately $0.6 million.

Mvelaphanda Resources Limited

Tokyo MG Sexwale, a non-executive director of Gold Fields Limited until November 2, 2007 was an executive director on the Board of Mvelaphanda Resources Limited (“Mvela”). Mvela is a broad based black economic empowerment consortium.

On July 10, 2002, the Group announced that it had granted Mvela participation rights, varying between a minimum of 5% and a maximum of 15% in any new Gold Fields precious metals exploration projects in Africa, beginning March 1, 2002. In consideration for the transaction Mvela was obligated to issue the Company with options to subscribe in tranches for ordinary shares, consisting of one ordinary share and one unsecured

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

debenture issued by Mvela, in Mvela at a 10% premium to the five day weighted average trading price on the JSE. The Company was issued with 4,047,858 options under this arrangement. As at June 30, 2009, the Company had exercised all the Mvela options to subscribe for ordinary shares which were held by the Company. The shares are reflected under listed investments.

The term of the Mvela exploration agreement was five years. On February 28, 2007 the agreement expired in accordance with its terms.

The transaction with Mvela to acquire a 15% beneficial interest in the Group’s South African mining operations for a total cash consideration of R4.1 billion ($591.3 million) became effective on March 15, 2004. The Group had provided Mvela with vendor financing of R300 million ($47.6 million) comprising R200 million of preference shares and R100 million of ordinary shares on commercial terms in connection with the transaction. The R200 million in preference shares were repaid in accordance with the terms of the contract on March 17, 2009.

Rand Refinery

Rand Refinery, in which the Company holds a 34.9% interest, has an agreement with the Group whereby it refines all the Company’s South African and Ghanaian operations gold production. The Group’s chief executive officer is currently an alternate director of Rand Refinery and has held his directorship since September 30, 2008. Prior to this date, he had been a director since July 10, 2000. The Company paid Rand Refinery $1.8 million, $2.2 million and $1.3 million in refining fees for the years ended June 30, 2009, 2008 and 2007, respectively. Refer to note 12—Non-current Investments for amounts owing by Rand Refinery to the Company as at June 30, 2009 and 2008, and the dividends received from Rand Refinery for the years ended June 30, 2009 and 2008.

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

Absa Credit Facilities

Gill Marcus, a non-executive director of Gold Fields Limited until July 20, 2009, was the Chairperson of ABSA Group Limited and ABSA Bank Limited until July 20, 2009. On August 21, 2007, Gold Fields entered into a R500.0 million 364-day revolving credit facility (the “ABSA 1 Facility”) with ABSA Capital (a division of ABSA Bank Limited). On August 24, 2007, GFIMSA drew down R250.0 million under the ABSA 1 Facility. On February 25, 2008 GFIMSA drew down an additional R250.0 million. On June 24, 2008 the R500.0 million was repaid in full.

Subsequent to the end of fiscal 2008, R500.0 million was drawn down on the ABSA 1 Facility and was fully repaid on August 19, 2008. The ABSA 1 Facility expired on August 21, 2008 and on September 22, 2008, this facility was renegotiated as a short term facility expiring on October 21, 2008. On October 28, 2008, this facility was renegotiated as a 364 day facility, expiring on November 10, 2009. On May 15, 2009, R500 million was drawn down under the facility with no repayments subsequent to that date.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On January 31, 2008, GFIMSA, Gold Fields Operations, Orogen and GFLMS entered into a R1.0 billion 364-day revolving credit facility (the “ABSA 2 Facility”) with ABSA Capital. R500 million drawn down on the ABSA 2 Facility on June 27, 2008 and a further R500 million was drawn down on August 5, 2008. These amounts were repaid on May 4, 2009 and May 14, 2009 respectively when the facility expired.

Uncle Harry’s Area

Cheryl A. Carolus, a non-executive director of Gold Fields, is a party to the agreement described below in her individual capacity and also in her capacity as a founding shareholder of Peotona Gold Holdings, a 33% shareholder of Peotona Gold (Proprietary) Limited, or Peotona Gold.

On April 21, 2009, Gold Field Operations Limited, or GFO, GFI Joint Venture Holdings (Proprietary) Limited, Peotona Gold (Proprietary) Limited, Western Areas Prospecting (Proprietary) Limited, a company 74% owned by GFO and 26% owned by Peotona Gold, or WAP, and others entered into an agreement in terms of which WAP relinquishes and abandons exploration rights on ground contiguous to the South Deep mine (commonly known as “Uncle Harry’s Area”) in favor of the South Deep Joint Venture. The agreement is subject to the conversion of the old order mining rights of South Deep under the 2002 Mineral Act to the new regulatory regime and Ministerial approval. Peotona Gold also granted GFO an option to acquire its 26% shareholding in WAP.

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

	Fiscal year ended June 30, 2009
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	726.5	562.3	339.1	155.2	537.2	175.7	548.5	—	183.8	—	—	3,228.3
Operating costs(1)	(391.8)	(342.3)	(226.1)	(131.9)	(338.1)	(132.4)	(330.3)	—	(86.4)	—	(106.0)	(2,085.3)
Gold inventory change(2)	—	—	—	—	18.0	2.3	(1.1)	—	4.1	—	11.4	34.7

Operating profit	334.7	220.0	113.0	23.3	217.1	45.6	217.1	—	101.5	—	(94.6)	1,177.7
Amortization and depreciation	(69.4)	(76.9)	(48.3)	(31.4)	(55.0)	(18.8)	(104.9)	—	(38.9)	(16.2)	26.3	(433.5)

Net operating profit/(loss)	265.3	143.1	64.7	(8.1)	162.1	26.8	112.2	—	62.6	(16.2)	(68.4)	744.1
Exploration expenditure	—	—	—	—	—	—	—	—	—	(56.4)	(1.6)	(58.0)
Other items as detailed in statement of operations	(21.0)	(17.0)	(7.0)	6.1	(14.3)	(9.6)	0.4	—	(17.8)	(74.8)	20.1	(134.9)
Current taxation	(66.9)	(28.2)	(0.1)	—	(16.1)	(8.3)	(21.0)	—	(16.1)	(16.2)	—	(172.9)
Deferred taxation	(19.6)	(12.2)	(21.8)	0.8 *	(31.8)	0.3	(21.8)	—	(3.3)	21.1	(3.4)	(91.7)

Profit/(loss) after taxation	157.8	85.7	35.8	(1.2)	99.9	9.2	69.8	—	25.4	(142.5)	(53.3)	286.6

*	Indicative as tax is provided in the holding companies of South Deep.

	Fiscal year ended June 30, 2009
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Balance sheet
Total assets	968.0	725.4	262.2	146.9	939.3	152.6	872.7	—	820.9	3,208.2	238.9	8,335.1
Total liabilities excluding deferred tax	324.4	224.9	69.4	83.7	165.0	28.8	127.4	—	274.7	743.5	(35.5)	2,006.3
Deferred tax liability/(asset)	222.6	208.0	83.5	—	145.6	17.6	95.5	—	6.3	(18.8)	64.5	824.8
Capital expenditure	114.8	106.4	69.9	113.3	201.1	16.9	99.6	—	116.8	10.3	(88.8)	760.3

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$35.5 million, Environmental rehabilitation—$13.9 million and Employee termination costs—$21.0 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2008
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	756.8	660.9	359.7	184.6	531.5	160.4	511.1	41.2	—	—	—	3,206.2
Operating costs(1)	(403.4)	(370.0)	(237.2)	(173.8)	(283.2)	(118.1)	(323.9)	(26.3)	—	—	(120.4)	(2,056.3)
Gold inventory change(2)	—	—	—	—	4.9	10.6	(27.3)	(1.2)	—	—	19.4	6.4

Operating profit	353.4	290.9	122.5	10.8	253.2	52.9	159.9	13.7	—	—	(101.0)	1,156.3
Amortization and depreciation	(75.4)	(81.3)	(40.2)	(31.9)	(45.6)	(13.9)	(106.7)	(2.5)	—	(21.2)	18.2	(400.5)

Net operating profit/(loss)	278.0	209.6	82.3	(21.1)	207.6	39.0	53.2	11.2	—	(21.2)	(82.8)	755.8
Exploration expenditure	—	—	—	—	—	—	—	(1.2)	—	(45.1)	6.5	(39.8)
Other items as detailed in statement of operations	(14.0)	(10.4)	(8.2)	(11.7)	0.1	—	9.4	(3.2)	—	176.7	(13.9)	124.8
Current taxation	(68.9)	(44.5)	(0.2)	0.0	(45.6)	(7.5)	(12.7)	(0.7)	—	(15.0)	—	(195.1)
Deferred taxation	(25.5)	(24.3)	(28.2)	13.2 *	(14.3)	(5.6)	(13.1)	0.1	—	25.7	(4.1)	(76.1)

Profit/(loss) after taxation	169.6	130.4	45.7	(19.6)	147.8	25.9	36.8	6.2	—	121.1	(94.3)	569.6

*	Indicative as tax is provided in the holding companies of South Deep.

	Fiscal year ended June 30, 2008
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Balance sheet
Total assets	935.0	747.9	341.9	138.9	745.9	139.6	962.6	—	808.5	3,044.3	157.4	8,022.0
Total liabilities excluding deferred tax	220.6	175.0	78.3	74.6	125.7	25.4	135.8	—	386.2	645.1	455.6	2,322.3
Deferred tax liability/(asset)	202.2	195.9	59.6	—	113.8	17.9	86.5	—	3.0	(1.2)	46.4	724.1
Capital expenditure	139.8	123.5	79.3	107.9	212.0	28.1	141.0	9.6	348.4	59.9	(95.1)	1,154.4

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$41.0 million, Environmental rehabilitation—$12.0 million and Employee termination costs—$16.2 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2007
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	648.2	587.1	344.9	107.9	444.8	119.5	446.8	36.0	—	—	—	2,735.2
Operating costs(1)	(371.0)	(352.2)	(215.4)	(100.0)	(248.9)	(88.0)	(277.9)	(40.1)	—	—	(74.0)	(1,767.5)
Gold inventory change(2)	—	—	—	(1.8)	17.0	(1.4)	15.4	4.9	—	—	(20.2)	13.9

Operating profit	277.2	234.9	129.5	6.1	212.9	30.1	184.3	0.8	—	—	(94.2)	981.6
Amortization and depreciation	(67.2)	(75.7)	(41.7)	(19.8)	(40.6)	(4.9)	(142.5)	(5.4)	—	(19.1)	28.7	(388.2)

Net operating profit/(loss)	210.0	159.2	87.8	(13.7)	172.3	25.2	41.8	(4.6)	—	(19.1)	(65.5)	593.4
Exploration expenditure	—	—	—	—	—	—	—	—	—	(40.9)	(6.5)	(47.4)
Other items as detailed in statement of operations	(0.5)	(3.7)	(4.5)	3.2	(0.5)	—	22.8	1.9	—	(52.5)	(30.6)	(64.4)
Current taxation	(47.5)	(12.8)	(0.1)	—	(37.1)	(4.4)	(20.3)	(1.7)	—	1.2	—	(122.7)
Deferred taxation	(22.5)	(32.9)	(31.7)	4.2 *	(17.8)	(4.8)	(2.8)	(1.1)	—	13.7	9.1	(86.6)

Profit/(loss) after taxation	139.5	109.8	51.5	(6.3)	116.9	16.0	41.5	(5.5)	—	(97.6)	(93.5)	272.3

*	Indicative as tax is provided in the holding companies of South Deep.

	Fiscal year ended June 30, 2007
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Balance sheet
Total assets	854.5	697.2	308.7	144.3	523.4	102.8	816.9	110.9	—	4,191.6	275.7	8,026.0
Total liabilities excluding deferred tax	219.0	192.9	90.5	39.7	66.6	20.4	114.4	28.9	—	952.0	506.2	2,230.6
Deferred tax liability/(asset)	200.4	194.5	38.0	—	99.5	12.3	64.2	(1.8)	—	229.3	40.7	877.1
Capital expenditure	113.2	107.8	82.3	39.4	107.7	31.7	104.4	22.9	—	237.3	(49.7)	797.0

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$38.4 million, Environmental rehabilitation—$6.4 million and Employee termination costs—$4.9 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following provides a breakdown of the reconciling items for each line item presented.

		2009 $’m	2008 $’m	2007 $’m
Operating costs
On-mine exploration	(k)	(24.3)	(25.8)	(15.8)
Provision for rehabilitation	(l)	4.7	2.9	2.1
Cut-backs	(j)	(64.3)	(67.1)	(47.3)
Deferred stripping	(o)	(22.1)	(30.4)	(13.1)

		(106.0)	(120.4)	(74.0)

Gold inventory
Inventory	(q)	6.3	18.4	(10.7)
Inventory stockpiles	(u)	5.1	1.0	(9.5)

		11.4	19.4	(20.2)

Amortization and depreciation
Business combination—formation of Original Gold Fields	(a)	(5.0)	(7.8)	(8.9)
Business combination—formation of Gold Fields	(b)	(2.8)	(3.4)	(3.5)
Business combination—purchase of St. Ives and Agnew	(c)	0.7	1.0	1.6
Business combination—purchase of Abosso	(d)	0.2	0.2	0.3
Amortization of reserves	(h)	0.6	(3.7)	(7.6)
Cut-backs	(j)	13.1	14.1	3.0
Amortization—inclusion of future costs	(i)	19.9	18.2	9.5
Amortization—capitalised interest	(t)	(1.7)	—	—
Amortization—cut-off between development and production	(v)	—	—	34.0
Provision for rehabilitation	(l)	1.3	(0.4)	0.3

		26.3	18.2	28.7

Exploration expenditure

Exploration costs	(k)	(1.6)	6.5	(6.5)

Other items as detailed in the statement of operations
Post-retirement medical benefits	(n)	(3.1)	1.1	(1.4)
Impairment of assets	(g)	(0.2)	(4.4)	—
Mvelaphanda transaction—interest paid	(s)	(32.4)	(51.4)	(46.8)
Mvelaphanda transaction—debt insurance costs	(s)	(0.5)	(0.9)	(0.9)
Mvelaphanda transaction—profit on close out of hedge	(s)	4.9	8.1	8.2
Interest capitalisation	(t)	51.7	26.4	13.3
Profit on sale of Chocco 10	(p) (e)	—	7.1	—
Other		(0.2)	0.1	(3.0)

		20.1	(13.9)	(30.6)

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

		2009 $’m	2008 $’m	2007 $’m
Total liabilities excluding deferred income and mining taxes
Provision for rehabilitation	(l)	(44.0)	(35.7)	(0.6)
Post-retirement medical benefits	(n)	8.5	4.9	6.7
Mvelaphanda transaction—debt issuance cost	(s)	—	4.0	4.5
Mvelaphanda transaction—fair value hedge accounting	(s)	—	5.5	14.4
Mvelaphanda transaction—classification of instrument	(s)	—	306.7	343.2
Mvelaphanda transaction—interest paid	(s)	—	170.2	138.0

		(35.5)	455.6	506.2

Total assets
Business combination—formation of Original Gold Fields	(a)	94.0	100.3	126.0
Business combination—formation Gold Fields	(b)	39.3	42.7	51.2
Business combination—purchase of St Ives and Agnew	(c)	(2.6)	(3.5)	(4.8)
Business combination—purchase of Abosso	(d)	(1.2)	(1.4)	(1.8)
Business combination—purchase of Bolivar	(e)	—	—	(79.7)
Business combination—purchase of South Deep	(f)	512.9	516.0	521.3
Mvelaphanda transaction—debt issuance cost	(s)	—	0.6	1.6
Cutbacks	(j)	(174.6)	(124.3)	(70.8)
Amortization of reserves	(h)	(70.5)	(85.4)	(72.1)
Amortization—inclusion of future costs	(i)	63.0	50.2	27.2
Amortization—cut off between development and production	(v)	34.5	41.5	36.7
Exploration costs	(k)	(172.6)	(164.5)	(138.7)
Provision for rehabilitation	(l)	(40.0)	(37.7)	(5.8)
Investments in affiliates	(m)	(3.4)	(68.9)	(3.9)
Deferred stripping	(o)	(107.7)	(99.8)	(62.2)
Inventory at net realizable value	(q)	14.2	8.5	(9.5)
Impairment of Agnew	(r)	(40.5)	(48.6)	(43.0)
Interest capitalisation	(t)	97.5	40.1	13.5
Inventory stockpiles	(u)	(3.4)	(8.4)	(9.5)

		238.9	157.4	275.7

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

For management reporting purposes, the entire interest acquired in South Deep was fair valued upon gaining a controlling interest. Under US GAAP, only the additional interest acquired was accounted for at fair value; assets acquired before obtaining control are stated at historical carrying amounts. In addition, US GAAP requires retrospective equity accounting from the date the interest is acquired until the Group obtains control and the investment becomes a subsidiary. For management reporting purposes no retrospective equity accounting is applied.

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

(l)	Provision for rehabilitation

Revisions to the asset retirement obligation

Subsequent to initial recognition, asset retirement obligations are adjusted for changes in estimated cash flows, and accreted, based on current market-based discount rates for management reporting purposes. Under US GAAP, the Group recognized changes in asset retirement obligations due to the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure the change was the credit-adjusted, risk-free rate that existed when the liability, or portion thereof, was initially measured. In addition, under US GAAP, upward revisions in the estimated cash flows were discounted by using a current credit-adjusted, risk-free rate, and downward revisions were discounted by using the credit-adjusted, risk-free rate that existed when the original liability was recognized.

Amortization of rehabilitation asset

The rehabilitation assets carrying value for management reporting purposes is different to that under U.S. GAAP, mainly as a result of the unique transition provisions under SFAS No. 143 and revisions to the asset retirement obligation described above, which results in a different amortization charge.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(m)	Investments in equity investees

For management reporting purposes an equity investment exceeding a 20% shareholding was treated as an available-for-sale investment prior to fiscal 2003. Under US GAAP this investment was accounted for under the equity method since acquisition.

In addition for management reporting purposes, Gold Fields’ share of an equity investee’s losses in fiscal 2009 and 2008 was based on the latest available results of the equity investee at the time of preparation of the management report (results through March 31, 2009 and 2008). Under US GAAP, Gold Fields’ share of the equity investee’s losses was based on results of the equity investee through June 30, 2009 and 2008.

In addition under US GAAP, Gold Fields’ investment in an equity investee was written down to the market value of the investment at June 30, 2008, but not recorded for management reporting purposes. At June 30, 2009, Gold Fields’ investment in the equity investee was written down to market value for both management reporting purposes and US GAAP.

(n)	Post-retirement health care costs

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

(p)	Profit on disposal of Choco 10

The carrying value of assets and liabilities for management reporting purposes is different to that under US GAAP, which results in a different profit on disposal. See footnote (e), Business combination—purchase of Bolivar.

(q)	Inventory

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

(t)	Interest capitalization

For management reporting purposes, borrowing costs are capitalized to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other that funding the operations of the Group. Under US GAAP, total outstanding debt financing is taken into account in calculating the amount of borrowing cost to be capitalized.

(u)	Inventory stockpiles

For management reporting purposes, previous impairment charges writing down stockpiles to net realizable values are reversed when the net realizable rises above the original cost. Under US GAAP, the net realizable value is deemed the new base cost and impairment charges are not reversed.

(v)	Amortization-cut-off between development and production

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

Subsequent events have been assessed through December 3, 2009.

Disposal of stake in Sino Gold

On June 3, 2009, Gold Fields Limited reached agreement to sell its 19.9% stake in Sino Gold Mining Limited (“Sino”) to Eldorado Gold Corporation (“Eldorado”) for a total consideration of approximately $282 million payable in Eldorado shares which were received on July 27, 2009. Gold Fields received a share exchange ratio of 48 Eldorado shares for every 100 Sino Gold shares, which resulted in Gold Fields holding 27,824,654 Eldorado shares or approximately 7% of the outstanding shares of Eldorado on a fully diluted basis.

In addition, Gold Fields holds a top-up right for a period of 18 months, which will apply should Eldorado purchase an additional 5% or more of the outstanding shares of Sino Gold and the sellers in that transaction realize a consideration ratio in excess of the share exchange ratio of 0.48 Eldorado shares per Sino Gold share received by Gold Fields.

On September 4, 2009, Gold Fields disposed of its holding in Eldorado for a total consideration of CAD323 million (approximately $299.3 million).

Acquisition of Glencar Mining

On July 24, 2009, Gold Fields Limited, through a wholly owned subsidiary, reached agreement with Glencar Mining Plc (“Glencar”) on the terms of a recommended cash offer to acquire the entire issued capital of Glencar. On August 7, 2009, the offer document was posted to eligible Glencar shareholders who had until September 4, 2009 to accept the offer. On September 7, 2009, Gold Fields announced that it had received 83.1% of acceptances and therefore 83.1% of the issued share capital of Glencar. All conditions of the offer were satisfied or waived at the time and therefore the offer was declared unconditional in all respects. On September 7, 2009, Gold Fields took control of Glencar as the existing directors of Glencar resigned and Gold Fields appointed three new directors. Subsequently, Gold Fields completed the final squeeze-out of shareholders on November 9, 2009. Gold Fields now holds 100% of Glencar Mining Plc.

Termination of royalty over St Ives

On August 27, 2009 an Agreement was executed in terms of which the royalty payable by St Ives Gold Mining Company Pty Ltd (St. Ives) to certain subsidiaries of Morgan Stanley Bank was terminated for a consideration of A$308 million.

When Gold Fields acquired St Ives in late 2001, the total consideration included the royalty, which was subsequently acquired by subsidiaries of Morgan Stanley Bank. The royalty comprised two parts: (i) a payment equal to 4% of the net smelter returns to the extent that cumulative production of gold from November 30, 2001 exceeded 3.3 million ounces, but subject to the average spot price of gold for the relevant quarter exceeding A$400 per ounce; and (ii) provided that the gold price exceeded A$600/oz, a payment equal to 10% of the difference between the revenue calculated at the spot gold price expressed in Australian dollars per ounce and at a price of A$600/oz calculated on all future ounces produced by St Ives.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors and Shareholders of Gold Fields Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated December 3, 2009 appearing elsewhere in this Annual Report on Form 20-F also included an audit of the financial statement schedule listed in Item 18 of this Annual Report on Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

December 3, 2009

S-1

Schedule 1—Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Deduction	Arising on acquisition of subsidiaries	Foreign currency translation adjustment	Balance at end of period
Year ended June 30, 2009
Valuation allowance	186.4	17.5	(2.7)	—	(5.7)	195.5
Year ended June 30, 2008
Valuation allowance	155.8	34.0	(4.2)	—	0.8	186.4
Year ended June 30, 2007
Valuation allowance	92.1	20.5	(3.8)	44.1	2.9	155.8

S-2