Form 20-F
period 2010-06-30
GOLD FIELDS LTD
filed 2010-12-02
CIK 1172724

As filed with the Securities and Exchange Commission on December 2, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

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

Securities registered or to be registered pursuant to Section 12(b) of the Act

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

705,903,511 ordinary shares of par value Rand 0.50 each

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

South Africa Region

1. Beatrix Gold Mine
2. Driefontein Gold Mine
3. Kloof Gold Mine
4. South Deep Gold Mine

West Africa Region

1. Damang Gold Mine
2. Tarkwa Gold Mine

Australasia Region

1. Agnew Gold Mine
2. St Ives Gold Mine

South America Region

1. Cerro Corona Gold Mine

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

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2010 (Rand 7.57 per $1.00 as of June 30, 2010), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 7.58 per $1.00 for the year ended June 30, 2010).

In this annual report, Gold Fields presents the financial items “total cash costs,” “total cash costs per ounce”, “total production costs” and “total production costs per ounce,” which have been determined using industry standards promulgated by the Gold Institute and are not U.S. GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data,” “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce”.

In this annual report, Gold Fields also presents the financial items “operating costs” and “notional cash expenditure”, or NCE. Operating costs and NCE have been determined by Gold Fields on the basis of internally developed definitions and are not U.S. GAAP measures. Gold Fields defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields defines NCE as operating costs plus additions to property plant and equipment. See “Operating and Financial Review and Prospects—Notional Cash Expenditure”. An investor should not consider these items in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Operating costs and NCE as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

Defined Terms and Conventions

In this annual report, all references to the “Group” are to Gold Fields and its subsidiaries.

In this annual report, all references to “fiscal 2010” are to the 12 month period ended June 30, 2010 and all references to “fiscal 2011” are to the 12 month period ending December 31, 2011. Gold Fields is in the process of changing its year end from June 30 to December 31 beginning in 2011 to align with Gold Fields’ peers in the gold mining industry. Therefore, Gold Fields will file a transition report on Form 20-F for the period from June 30, 2010 through December 31, 2010. Thereafter, Gold Fields will file its next annual report on Form 20-F for the period from January 1, 2011 through December 31, 2011.

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

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. In order to facilitate a better understanding of these descriptions, this annual report contains a glossary defining a number of technical and geological terms. See “Information on the Company—Glossary of Mining Terms”.

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

This annual report contains references to “serious injury frequency rates” at each Gold Fields mining operation. The serious injury frequency rate at each operation includes only those lost time injuries where the injured employee does not return to work within 14 days of the injury. If an absence is as a result of a diagnosed occupational disease or an occupational health medical surveillance program, it is not recorded as a serious injury.

In this annual report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$,” “U.S.$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars and “CAD” refers to Canadian dollars.

Certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 7.57 per $1.00 and A$1.00 per $0.8684, which were the closing rates on June 30, 2010. By including the U.S. dollar equivalents, Gold Fields is not representing that the Rand or Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

In this annual report, except where otherwise noted, all production and operating statistics are based on Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana and from the Cerro Corona mine in Peru which is attributable to the noncontrolling shareholders in those mines. This annual report contains references to “gold equivalent ounces” which are quantities of metals (such as copper) expressed as amounts of gold using the prevailing prices of gold and the other metals. To calculate this, the accepted total value of the metal based on its weight and value is divided by the accepted value of one troy ounce of gold.

Reserves of Gold Fields as of June 30, 2010

Gold Fields is in the process of changing its year-end from June to December to align with the company’s peers in the gold mining industry. Consequently, the Reserves of Gold Fields as of June 30, 2010 included in this

Annual Report on Form 20-F primarily reflect mining depletion of last year’s figures except where material differences from the assumptions used in the preparation of the mineral reserves as of June 30, 2009 were encountered for technical or economic reasons, in which case suitably revised models and schedules were implemented. Therefore, the information regarding the reserves of Gold Fields as of June 30, 2010 has not been prepared on the same basis as the reserves of Gold Fields as of June 30, 2009 and 2008. As a result, the information prepared for the fiscal year ended 30 June 2010 may not be directly comparable to that reported by Gold Fields in those prior years or for the fiscal year ending 31 December 2010 and may not be the same as the information that would have been provided if the reserves at 30 June 2010 had been determined on the same basis as in prior years. See “Information on the Company—Reserves of Gold Fields as of June  30, 2010—Methodology”.

Information on South Deep, Western Areas and BGSA

This annual report contains certain information relating to Western Areas Limited (now known as Gold Fields Operations Limited), or Western Areas, Barrick Gold South Africa (Pty) Limited, or BGSA (now known as GFI Joint Ventures Holding (Pty) Limited, or GFI Joint Ventures), and the South Deep gold mine, or South Deep, including information contained in “Risk Factors,” “Information on the Company,” “Operating and Financial Review and Prospects” and “Additional Information”. This information, as it relates to information regarding South Deep, Western Areas and BGSA in the period before Gold Fields’ acquisition of these entities, has been compiled from information published by Western Areas, including information filed with JSE Limited, or the JSE, and certain due diligence materials made available to Gold Fields by Western Areas and Barrick Gold Corporation, or Barrick, and has not been commented on by any representative of Western Areas or Barrick. Gold Fields has sought to ensure that the information presented has been accurately reproduced from these sources. However, Gold Fields is otherwise unable to confirm that the information relating to Western Areas, South Deep and BGSA is in accordance with the facts and does not omit anything likely to affect the import of the information.

A portion of Gold Fields’ proven and probable reserves for South Deep are based on the pre-acquisition South Deep operation reserve figures as declared for December 2005 by an independent review panel, or IRP, for the Barrick Gold-Western Areas Joint Venture between BGSA (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas. However, a significant portion of the June 30, 2010 South Deep reserves now take into account new estimation and mine design work on the Upper Elsburg reefs completed during fiscal 2009 in accordance with Gold Fields’ standards and procedures. 50% of the total reserve ounces relate to the current mining area, or the Current Mine, and the area below the Current Mine and above infrastructure, or Phase 1, north of the Wrench Fault and also Phase 1 south of the Wrench Fault (above infrastructure). 50% of the total reserve ounces relate to Phase 2, being the South Shaft/Old Mine and the Ventersdorp Contact Reef, or the VCR. The 50% relating to the Current Mine, Phase 1 north of the Wrench Fault and Phase 1 south of the Wrench Fault (above infrastructure) have been remodeled and designed. Due to no further information being available at this stage, the remaining deeper portion of the reserves continue to be based on the pre-acquisition figures, as declared by the IRP, as described above.

Gold Fields is presently undertaking a surface drilling exploration program that Gold Fields expects will provide additional technical information on the geological structure, sedimentology, facies characteristics and tenor of the Ventersdorp Contact Reef, or the VCR, and Upper Elsburg reefs in the area below current infrastructure to the southern boundary of the mining area, or Phase 2. The drilling program is 55% complete, and the last hole is expected to be drilled by June 2012. Gold Fields expects that the additional information obtained from this program will provide for enhanced resource modeling of the Phase 2 ground and will increase confidence levels with regard to in situ facies geometry, reef grades and tonnages. See also “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

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

•	the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;

•	changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and

•	political and social instability in South Africa, Ghana, Peru or regionally in Africa or South America.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for each of the three years ended June 30, 2010, 2009 and 2008 and as of June 30, 2010 and 2009 have been derived from Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes. The selected historical consolidated financial data for each of the two years ended June 30, 2007 and 2006, and as of June 30, 2008, 2007 and 2006 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below have been derived from financial statements which have been prepared in accordance with U.S. GAAP. The other Operating Data presented has been calculated as described in the footnotes to the table below:

	Year ended June 30(1)(2)(3)
	2006	2007	2008	2009	2010
	($ millions, unless otherwise stated)
Statement of Operations Data
Revenues	2,282.0	2,735.2	3,206.2	3,228.3	4,164.3
Production costs (exclusive of depreciation and amortization)	1,499.9	1,707.7	1,996.1	1,998.6	2,544.0
Depreciation and amortization	353.3	388.2	400.5	433.5	631.1
Corporate expenditure	21.9	38.4	41.0	35.5	47.5
Employee termination costs	9.1	4.9	16.2	21.0	10.3
Exploration expenditure	39.3	47.4	39.8	58.0	82.4
Impairment of assets	—	—	11.4	—	—
Shaft closure costs	—	—	3.3	(0.2)	—
(Decrease)/increase in provision for post-retirement health care costs	(0.5)	1.3	(0.7)	3.4	(9.4)
Accretion expense on provision for environmental rehabilitation	8.6	6.4	12.0	13.9	19.3
Share-based compensation	11.5	12.5	20.7	33.7	53.9
Interest and dividends	26.8	26.8	31.2	24.9	40.2
Finance expense	(55.6)	(95.2)	(100.4)	(73.9)	(65.2)
Unrealized gain on financial instruments	14.6	15.4	—	—	—
Realized (loss)/gain on financial instruments	(9.1)	(10.7)	19.8	(1.3)	27.7
(Loss)/gain on foreign exchange	—	(15.1)	1.7	10.2	(8.5)
Profit on sale of property, plant and equipment	3.7	7.4	4.6	0.5	0.3
Profit/(loss) on disposal of subsidiaries	—	—	208.4	(0.3)	—
Profit/(loss) on disposal of listed investments	6.3	26.8	3.7	(16.1)	111.7
Impairment of listed investments		—	—	(16.0)	(8.1)
Other (expenses)/income	(16.5)	(2.2)	5.9	(7.7)	31.9

Income before tax, impairment of investment in equity investee and share of equity investees’ (losses)/income	309.1	481.6	840.8	551.2	851.4
Income and mining tax expense	(110.6)	(209.3)	(271.2)	(264.6)	(358.4)

	Year ended June 30(1)(2)(3)
	2006	2007	2008	2009	2010
	($ millions, unless otherwise stated)
Income before impairment of investment in equity investee and share of equity investees’ (losses)/income	198.5	272.3	569.6	286.6	493.0
Impairment of investment in equity investee	—	—	(61.3)	(87.4)	—
Share of equity investees’ (losses)/income	(7.0)	0.3	(16.0)	(3.5)	(22.7)

Net income	191.5	272.6	492.3	195.7	470.3
Less: Net income attributable to non-controlling interests	(29.8)	(26.5)	(39.8)	(34.8)	(79.3)

Net income attributable to Gold Fields shareholders	161.7	246.1	452.5	160.9	391.0
Basic earnings per share attributable to Gold Fields shareholders($)	0.33	0.44	0.69	0.24	0.55
Diluted earnings per share attributable to Gold Fields shareholders($)	0.33	0.44	0.69	0.24	0.55
Dividend per share (Rand)	0.80	2.00	1.60	1.50	1.30
Dividend per share ($)	0.13	0.28	0.22	0.17	0.17

Other Operating Data
Total cash costs per ounce of gold produced ($)(4)	338	394	505	538	670
Total production costs per ounce of gold produced ($)(5)	419	482	610	659	837
Notional cash expenditure per ounce of gold produced ($)(6)	441	596	822	763	928

Notes:

(1)	On July 1, 2009, Gold Fields adopted updated guidance pertaining to ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), which requires noncontrolling interests to be classified as a separate component of equity for presentation and disclosure purposes. The data for the years ended June 30, 2006, 2007, 2008 and 2009 have been adjusted to conform to the updated guidance.

(2)	The data for the year ended June 30, 2006 has been adjusted due to a change in accounting policy in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized. Under this revised accounting policy, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Previously, at Gold Fields’ underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs and expensed as incurred.

(3)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as minority interests. U.S. GAAP requires that, where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.

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

An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information” and “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce”. For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(5)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Changes in the currency exchange rate between the Bolivar and the U.S. dollar affected changes in total production costs per ounce until the sale of the Choco 10 mine on November 30, 2007. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce”. For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2010, 2009, and 2008, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(6)	Gold Fields defines notional cash expenditure, or NCE, as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per equivalent ounce basis. For a description of notional cash expenditure, or NCE, and a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Notional Cash Expenditure”.

	As at June 30,(1)(2)(3)
	2006	2007	2008	2009	2010
	($ millions, unless otherwise stated)
Balance Sheet Data
Cash and cash equivalents	217.7	326.4	253.7	357.5	500.7
Current portion of financial instruments	30.4	—	6.9	—	—
Receivables	148.7	297.7	280.1	383.5	305.4
Inventories	111.3	144.9	152.8	196.0	234.9
Material contained on heap leach pads	47.7	58.1	74.5	81.3	91.5

Total current assets	555.8	827.1	768.0	1,018.3	1,132.5
Property, plant and equipment, net	3,172.1	5,576.8	5,423.7	5,756.9	6,639.7
Goodwill	—	1,222.7	1,092.8	1,084.7	1,154.9
Non-current investments	371.8	401.8	737.4	475.2	254.3

Total assets	4,099.7	8,028.4	8,021.9	8,335.1	9,181.4

Accounts payable and provisions	299.8	463.6	610.3	533.5	551.9
Current portion of financial instruments	—	10.8	—	1.7	—
Interest payable	29.8	34.7	29.2	14.4	4.5
Income and mining taxes payable	46.8	72.2	123.1	98.2	104.3
Current portion of long-term loans	0.3	227.5	772.9	317.8	691.1
Bank overdraft	—	3.3	2.7	9.7	—

Total current liabilities	376.7	812.1	1,538.2	975.3	1,351.8
Long-term loans	737.9	1,211.8	564.2	785.9	430.0
Deferred income and mining taxes	781.8	879.5	719.9	817.7	982.5
Provision for environmental rehabilitation	146.4	197.2	216.2	236.9	275.7
Provision for post-retirement health care costs	7.4	9.5	7.9	11.4	2.8
Other non-current liabilities	—	—	—	3.9	—

Total liabilities	2,050.2	3,110.1	3,046.4	2,831.1	3,042.8

Share capital	43.9	54.8	54.9	57.7	57.8
Additional paid-in capital	1,827.6	4,459.8	4,490.4	4,944.2	5,005.4
Retained earnings	123.9	211.8	521.8	561.5	834.4
Accumulated other comprehensive (loss)/income	(71.0)	64.8	(243.0)	(338.9)	(96.5)

Total equity attributable to Gold Fields shareholders	1,924.4	4,791.2	4,824.1	5,224.5	5,801.1
Non-controlling interests	125.1	127.1	151.4	279.5	337.5

Total equity	2,049.5	4,918.3	4,975.5	5,504.0	6,138.6

Total liabilities and equity	4,099.7	8,028.4	8,021.9	8,335.1	9,181.4

	As at June 30,(1)(2)
	2006	2007	2008	2009	2010
	($ millions, unless otherwise stated)
Other Financial Data
Number of ordinary shares as adjusted to reflect changes in capital structure	494,824,723	652,158,066	653,200,682	704,749,849	705,903.511
Net assets	1,924.4	4,791.2	4,824.1	5,224.5	5,801.1

Notes:

(1)	On July 1, 2009, Gold Fields adopted updated guidance pertaining to ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), which requires noncontrolling interests to be classified as a separate component of equity for presentation and disclosure purposes. The data as at June 30, 2006, 2007, 2008 and 2009 have been adjusted to conform to the updated guidance.

(2)

The data as of June 30, 2006 has been adjusted due to a change in accounting policy in fiscal 2007 regarding ore reserve development costs, which were previously expensed and are now capitalized. Under this revised accounting principle, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Previously, at Gold Fields’ underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs and expensed as incurred.

(3)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as noncontrolling interests. U.S. GAAP requires that, where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. Dollars, expressed in Rand per $1.00. For periods prior to December 31, 2008, the following tables express the exchange rates in terms of the noon buying rate in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York. As of December 31, 2008, the Federal Reserve Bank ceased publication of the noon buying rate and, as such, the exchange rates for fiscal 2009 are sourced from I-Net Bridge, being the closing rate at period end.

Year ended June 30,	Average(1)
2006	6.42	(1)
2007	7.20	(1)
2008	7.30	(1)
2009	9.01	(2)
2010	7.58	(2)
through November 26, 2010	7.16	(2)

Notes:

(1)	The average of the noon buying rates on the last day of each full month during the relevant period as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
May 31, 2010	7.94	7.40
June 30, 2010	7.81	7.49
July 31, 2010	7.75	7.29
August 31, 2010	7.37	7.18
September 30, 2010	7.28	6.93
October 31, 2010	7.06	6.77

The closing rate for the Rand on November 26, 2010 as reported by I-Net Bridge was Rand 7.14 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the New York Stock Exchange. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price. Central banks, financial institutions and individuals historically have held large amounts of gold as a store of value, and production in any given year historically has constituted a small portion of the total potential supply of gold. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. Pursuant to a gold sales agreement entered into by 15 European central banks in September 2009, individual banks may sell up to 400 tons of gold per year and the International Monetary Fund indicated that it may sell up to approximately 400 tons of gold and has already sold approximately 300 tons of gold. However, the effect on the market of these or any other gold sales is unclear.

In fiscal 2010, the average London afternoon fixing price for gold was U.S.$1,089 per ounce. For the same period, the high was U.S.$1,261 per ounce and the low was U.S.$909 per ounce. On November 26, 2010, the London afternoon fixing price for gold was U.S.$1,355 per ounce.

While the aggregate effect of these factors is impossible for Gold Fields to predict, if gold prices fall below the amount it costs Gold Fields to produce gold and remain at such levels for any sustained period, Gold Fields may experience losses and may be forced to curtail or suspend some or all of its operations and/or reduce capital expenditures. In addition, Gold Fields might not be able to recover any losses it may incur during that period.

Copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. A decline in copper prices, which have also fluctuated widely, could adversely affect the revenues and cashflows from the Cerro Corona mine.

Because Gold Fields does not use commodity or derivative instruments to protect against low gold prices with respect to its production, Gold Fields may be impacted by any significant decline in the price of gold.

As a general rule, Gold Fields sells its gold production at market prices. Gold Fields generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. In general, hedging reduces the risk of exposure to volatility in the gold price. Hedging also enables a gold producer to fix a future price for hedged gold that generally is higher than the then current spot price. To the extent that Gold Fields does not generally use commodity or derivative instruments, it will not be protected against declines in the gold price, which could lead to reduced revenue in respect of gold production that is not hedged. See “Quantitative and Qualitative Disclosures About Market Risk”.

Gold Fields’ reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.

The ore reserves stated in this annual report represent the amount of gold and copper that Gold Fields estimated, as of June 30, 2010, could be mined, processed and sold at prices sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, prices and exchange rates, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control.

Gold Fields is in the process of changing its year-end from June to December to align with the company’s peers in the gold mining industry. As a result, the compilation of the annual Mineral Resource and Mineral Reserve Supplement has not been prepared for the fiscal year ended June 30, 2010 and will only be published with the Group’s Annual Report for the period ending December 31, 2010. Consequently, the June 30, 2010 Mineral Resources and Mineral Reserves primarily reflect mining depletion of last year’s figures except where material differences were encountered for technical or economic reasons, in which case suitably revised models and schedules were implemented. Therefore, the information regarding the Group’s ore reserves and for the fiscal year ended June 30, 2010 has not been prepared on the same basis as the ore reserves information for the fiscal years ended June 30, 2009 and 2008; and may not be directly comparable to that reported by the Group in prior years. For further information about the methodology used to prepare the ore reserves information for the fiscal year ended June 30 2010, see “Information on the Company—Reserves of Gold Fields as of June 30, 2010—Methodology”.

In the event that Gold Fields revises any of its assumptions that underlie its ore reserves reporting in an adverse manner, Gold Fields may need to revise its ore reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase, if gold or copper prices decrease or if the Rand or Australian dollar strengthens against the U.S. dollar, a portion of Gold Fields’ ore reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves. See “Information on the Company—Reserves of Gold Fields as of June 30, 2010”.

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

In order to expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing and/or exploration companies or assets. Gold Fields’ success at making any acquisitions will depend on a number of factors, including, but not limited to:

•	negotiating acceptable terms with the seller of the business or equities to be acquired;

•	obtaining approval from regulatory authorities;

•	assimilating the operations of an acquired business in a timely and efficient manner;

•	maintaining Gold Fields’ financial and strategic focus while integrating the acquired business;

•	implementing Gold Fields’ standards, controls, procedures and policies at the acquired business; and

•	operating in a new environment to the extent that Gold Fields makes an acquisition outside of markets in which it has previously operated.

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

In order to expand its operations and reserve base, Gold Fields may rely on its exploration program for gold and other metals associated with gold as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and is frequently unsuccessful. Any exploration program entails risks relating to the location of economic orebodies, the development of appropriate extractive processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields’ exploration efforts may not result in the discovery of gold or other metals associated with gold and any mineralization discovered may not result in an increase of Gold Fields’ reserves. If orebodies are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Gold Fields’ exploration program may not result in the replacement of current production with new reserves or result in any new commercial mining operations. In addition, to the extent Gold Fields participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardize the success of the project.

Furthermore, significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that Gold Fields will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest. In addition, there can be no assurance that investments made in such projects may not cause a reduction in expenditure for existing projects or other opportunities, any of which may have a negative impact on Gold Fields’ business, results of operations, financial condition or prospects.

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

Gold Fields may also be subject to actions by labor groups or other interested parties who object to perceived or actual conditions at the mines or to the perceived or actual environmental impact of the mines. These actions may delay or halt production or may create negative publicity related to Gold Fields.

Ageing infrastructure at the South African operations may cause breakdowns and unplanned stoppages, which may result in production delays, increased costs and industrial accidents.

Deep level gold mining shafts are usually designed with a lifespan of 25 to 30 years. Vertical shafts consist of large quantities of infrastructure steelwork for guiding conveyances and services such as high and low tension electric cables, air and water pipe columns. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance.

Once a shaft has reached the end of its intended lifespan, more than normal maintenance and care is required to maintain it. Most of the operating shafts at Kloof, Driefontein, Beatrix and the South Shaft at South Deep are more than 30 years old. Although Gold Fields has a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have an adverse effect on the company’s results of operations and financial position.

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

During fiscal 2009, Gold Fields restructured its operations into four regions: South Africa, West Africa, South America and Australasia. See “Information on the Company—Strategy—Regional Delivery Model”. An important element of this restructuring was bolstering the technical skills base of each of the four regional management teams to provide additional resources and to provide for succession planning. The mining industry, including Gold Fields, continues to experience a global shortage of technically skilled employees. Gold Fields may be unable to hire or retain appropriate technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel, or if there are not sufficient succession plans in place, Gold Fields may not achieve the intended benefits of its regional restructuring, which could have an adverse effect on its business, results of operations and financial position.

Because gold is generally sold in U.S. dollars, while most of Gold Fields’ production costs are in Rand, Australian dollars and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by an appreciation in the value of these non-U.S. dollar currencies.

Gold is sold throughout the world principally in U.S. dollars, but Gold Fields’ costs of production are incurred principally in Rand, Australian dollars and other non-U.S. dollar currencies. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could adversely affect Gold Fields’ operating results and financial condition.

Economic, political or social instability in the countries or regions where Gold Fields operates may have an adverse effect on Gold Fields’ operations and profits.

The majority of Gold Fields’ production is in South Africa. Gold Fields has significant operations in Ghana, Australia and Peru. As a result, changes or instability to the economic, political or social environment in South Africa or in any of these other countries or in neighboring countries could affect an investment in Gold Fields.

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

Over the past few years, governments, communities, non-governmental organizations and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. These trends are evident in the cost of electricity and other levies imposed by governments in many of the countries in which Gold Fields operates. The impositions of additional operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Further, the South African government has implemented laws aimed at alleviating and redressing the disadvantages suffered by citizens under previous governments. In the future, the South African government may implement new laws and policies, which in turn may have an adverse impact on Gold Fields’ operations and financial results.

In recent years, South Africa has continued to experience high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Gold Fields may have difficulties attracting and retaining qualified employees.

National elections took place in South Africa in April 2009. Since that time, numerous public statements have been made about the nationalization of South African mines. While there is currently no formalized plan by the government to nationalize South African mines, these comments may have negatively affected investors’ perceptions of South Africa. There has been regional political and economic instability in certain of the countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Gold Fields’ ability to manage and operate its South African operations.

There has been local opposition to mine development projects in Peru. Notwithstanding the fact that Gold Fields was complying with the commitments it had made to the local communities, in mid-October 2006, there was an illegal blockade of the access road to the Cerro Corona site resulting in a temporary suspension of construction activities at the site for 30 days. The blockade was accompanied by demands for increased employment from local communities and increased use of local contractors. In addition, the Cerro Corona site is located near the Yanacocha mine, which is operated by another company. The Yanacocha mine has also been the subject of local protests, including ones that blocked the road between the Yanacocha mine complex and the City of Cajamarca, which also affected access to the Cerro Corona site. There have also been protests against a Gold Fields joint venture exploration project in Peru. If Gold Fields experiences further opposition in connection with its operations in Peru, or if protests aimed at other mining operations affect operations at Cerro Corona, it could have a material adverse effect on Gold Fields’ financial condition and results of operations.

Regional elections took place in Peru in late calendar 2010 and national elections will take place in Peru in early 2011. It is not certain what, if any, political or economic impact the elections will have on Peru generally, or on Gold Fields specifically.

As a result of its disposal of its operations in Venezuela to Rusoro Mining Limited, or Rusoro, Gold Fields holds a stake in Rusoro with a book value of $18 million and a market value of $31 million as of June 30, 2010 and is therefore indirectly exposed to the risks of operating in Venezuela. Venezuela has experienced intense political and social turmoil in recent years and there can be no guarantee that Gold Fields’ stake in Rusoro will not lose some or all of its value.

Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition.

In South Africa, Gold Fields’ mining operations are dependent upon electrical power generated by the State utility, Eskom. Eskom holds a monopoly on power supply in the South African market. As a result of an increase in demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. On January 24, 2008, Gold Fields was forced to suspend all mining activity at its South African operations for several days, due to Eskom declaring force majeure and advising its key industrial consumers, including Gold Fields, that it could not guarantee the supply of electricity, forcing Gold Fields to reduce consumption to the minimum possible level. Half of Gold Fields’ typical electrical consumption is required simply to pump, ventilate and refrigerate its South African operations. Since March 2008, the total power available to Gold Fields’ South African mines has been sufficient for the planned mining operations. However, there can be no assurance that power supplies can or will be maintained at this level. The Department of Energy has yet to finalize its power conservation program, including the rules regarding baseline adjustments and load growth. Eskom applied to the National Energy Regulator of South Africa, or NERSA, for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. Gold Fields may pay higher rates than the average as an industrial user and it expects further significant additional increases during the next several years as Eskom embarks on an electricity generation capacity expansion program. Should Gold Fields experience any additional power outages or further power tariff increases or usage constraints, then its financial condition and results of operations may be adversely impacted. In fiscal 2010, power costs made up 12.2% of the costs of production at the South African operations. See “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”.

Gold Fields’ power needs in South Africa are increasing as it builds up production at its South Deep mine. South Deep has requested an additional allocation from Eskom, which has informally indicated that the additional requested capacity should be made available. If a power conservation program is implemented, Gold Fields expects that the power allocations of each of its operations will be tradable, allowing Gold Fields to shift power usage from one mine to another as necessary. However, there can be no assurance that Gold Fields will receive all of the power it needs or that the power conservation program will be implemented as currently conceived. Any failure to receive power allocation or divergence between the power conservation that is ultimately implemented and the one that is currently conceived could have an adverse effect on Gold Fields’ ability to develop South Deep.

Gold Fields Ghana Limited, or Gold Fields Ghana, among other mining companies in Ghana, was asked by the state electricity supplier, the Volta River Authority, or VRA, in August 2006 to significantly reduce its electricity demand largely because of the low water reservoir level of the VRA’s Akosombo generating facility and concerns about its ability to meet future supply and demand at present consumption levels. Since then, the power supply has stabilized and the tariff has been reduced. However, the gold mining industry in Ghana has been notified by the VRA of new rates of between U.S.$0.12 and U.S.$0.165 per kilowatt hour under which the services of the VRA and the services of the transmission and distribution utility are to be billed separately. These new rates have been billed to both the Tarkwa and Damang mines. Gold Fields Ghana is a bulk permit, holder, which allows it to negotiate rates with the VRA and Gold Fields Ghana began such negotiations in August 2010. There can be no assurance that the VRA will agree to a satisfactory rate. Although the VRA did not impose any power cuts, frequent power interruptions occurred. The national utility remains reliant on hydropower for approximately 50% of its generation and there can be no assurance that there will not be new disruptions to the electricity supply in the future.

Actual and potential supply chain shortages and increases in the prices of production inputs may have an adverse effect on Gold Fields’ operations and profits.

Gold Fields’ results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel and cyanide and other reagents. The price of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations.

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

South Africa’s exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area. Transactions between South African residents (including companies) and non-residents of the Common Monetary Area, or CMA, are subject to exchange controls enforced by the South African Reserve Bank, or SARB. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted.

Under South African exchange control regulations, Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields seek further SARB approval prior to applying any such funds to a specific use. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Exchange Controls”.

An acquisition of shares in or assets of a South African company by a non-South African purchaser that is subject to exchange control regulations may not be granted regulatory approval.

In some circumstances, potential acquisitions of shares in or assets of South African companies by non-South African resident purchasers are subject to review by the SARB pursuant to South African exchange control regulations. In 2000, the South African Treasury, or the Treasury, refused to approve an acquisition of Gold Fields by Franco-Nevada Mining Corporation Limited, a Canadian mining company. The Treasury may refuse to approve similar proposed acquisitions of Gold Fields in the future. As a result, Gold Fields’ management may be limited in its ability to consider strategic options and Gold Fields’ shareholders may not be able to realize the premium over the current trading price of Gold Fields’ ordinary shares which they might otherwise receive upon such an acquisition. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Exchange Controls”.

Gold Fields’ operations and profits may be adversely affected by new and existing labor laws and increased union activity.

Gold Fields may be affected by certain labor laws that impose obligations regarding worker rights. For example, laws in South Africa impose monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies, while Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies.

In addition, there has been an increase in union activity in many of the countries in which Gold Fields operates, which may result in new labor laws or amendments to existing labor laws that impose additional obligations on Gold Fields or grant additional rights to workers. For example, the Australian federal government has recently introduced a new industrial relations system that includes “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution. Existing labor laws and any new or amended labor laws may increase Gold Fields’ labor costs and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Greater union activity may also result in more frequent industrial action and impact labor negotiations. A number of unions in various industries have recently gone on strike in South Africa causing work stoppages and production losses. Negotiations with South African mining unions that concluded in July 2009 resulted in above-inflation wage increases ranging from 9.0% to 10.2%, depending upon the category of employee. Wages and related labor costs accounted for approximately 54% of the Group’s total cost of sales in South Africa in fiscal 2010. However, the unions have indicated that they may continue to take industrial action to protest a variety of issues. On November 12, 2010, the local branch of the National Union of Mineworkers declared a protected strike at the South Deep operation which ended on November 22, 2010.

In Ghana, Gold Fields concluded wage negotiations for 2010 and signed a three year wage deal with the Ghana Mineworkers Union, or the GMWU, to increase minimum wages with 10% per year for 2010, 2011 and 2012, as well as adjustments to other benefits such as housing, schooling and funeral allowances. However, labor unions have recently undertaken strikes and “go slow” actions against other mining companies.

If the Group is unable to implement cost cutting measures, including through any planned reduction in its workforce, or increase production levels to offset any increases in labor costs or production losses, these costs and losses could have a material adverse effect on the Group’s business, operating results and financial condition.

Gold Fields may suffer adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.

A significant portion of Gold Fields’ operations in Australia and Peru, and at the Damang operation in Ghana, and a smaller portion elsewhere, are currently conducted by outside contractors. As a result, Gold Fields’ operations at those sites are subject to a number of risks, some of which are outside Gold Fields’ control, including:

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

In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Directors, Senior Management and Employees—Employees—Labor Relations—Ghana”, “Directors, Senior Management and Employees—Employees—Labor Relations—Australia” and “Directors, Senior Management and Employees—Employees—Labor Relations—Peru”.

Regulation of greenhouse gas emissions and climate change issues may adversely affect Gold Fields’ operations.

Energy is a significant input to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, natural gas and coal. There is a substantial weight of scientific evidence concluding that carbon emissions from fossil fuel-based energy consumption contribute to global warming, greenhouse effects and climate change.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change that may restrict emissions of greenhouse gases in areas in which Gold Fields operates. For example, the December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol, including South Africa, Ghana, Australia and Peru. The South African government intends to publish a white paper on a climate change policy late in 2010 which may recommend the introduction of a trading scheme for greenhouse gas emissions or an increase in carbon taxes The Australian Government’s plan of action on climate change includes the introduction of a national emissions trading scheme and a mandatory renewable energy target of 20%, and will be considered for implementation after 2012. Elsewhere, there is current and emerging climate change regulation that will affect energy prices, demand and margins for carbon intensive products. Unless and until this legislation is enacted and its terms are made known, Gold Fields cannot reasonably or reliably estimate its impact on its financial condition, operating performance or ability to compete. Additional regulation may result in increased compliance costs and increased risk of litigation.

From a medium- and long-term perspective, Gold Fields is likely to see an increase in costs relating to its energy-intensive assets and assets that emit significant amounts of greenhouse gases as a result of regulatory initiatives in countries in which it operates. These regulatory initiatives will be either voluntary or mandatory and may impact Gold Fields’ operations directly or by affecting its suppliers or customers. Insurance premiums may increase and the Company’s position relative to industry competitors may change. Inconsistency of regulations particularly between developed and developing countries may affect Gold Fields’ decision to pursue opportunities in certain countries and also may affect its costs of operations. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

The potential physical impacts of climate change on Gold Fields’ operations are highly uncertain and may differ across geographies. They may include changes in rainfall patterns and intensities, water shortages, extreme weather conditions and changing temperatures. Flooding could disrupt mining, processing and transportation, and result in increased health and safety risks. Reduced rainfall could result in electricity supply shortages in certain countries where Gold Fields operates and extreme weather conditions may negatively impact Gold Fields’ workforce. These effects may adversely impact the cost, production and financial performance of Gold Fields’ operations.

Illegal mining and theft occurs on Gold Fields’ properties, is difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.

A number of Gold Fields’ properties have experienced illegal mining activities and theft. The activities of the illegal miners could cause pollution or other damage to Gold Fields’ properties including underground fires, or personal injury or death, for which Gold Fields could potentially be held responsible. Illegal mining could result in depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits, particularly in Ghana. Illegal mining and theft, which may include that engaged in by Gold Fields employees and/or contractors, could also result in lost gold reserves, mine stoppages, and have a material adverse effect on Gold Fields’ financial condition or results of operations.

HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Management has recently estimated that approximately 18% of Gold Fields’ workforce in South Africa is infected with HIV. Increasingly, Gold Fields is seeing an adverse impact of HIV/AIDS on its affected employees similar to that experienced by other companies in the South African mining sector, evidenced by increased absenteeism and reduced productivity compared to that of non-HIV infected employees. Compounding this is the concomitant infections with tuberculosis that can accompany HIV illness, particularly the end stages, and causes additional healthcare-related costs. HIV/AIDS remains an important focus for Gold Fields and Gold Fields will continue its extensive intervention campaigns. However, the potential impact of HIV/AIDS on Gold Fields’ South African operations and financial condition is large. Factors influencing the impact of HIV/AIDS include the incidence of HIV infection among Gold Fields’ employees and the surrounding community, the impact on employees’ productivity, treatment costs and other costs. Most of these factors are beyond Gold Fields’ control. See “Directors, Senior Management and Employees—Employees—Health and Safety—Health—HIV/AIDS Program”.

Gold Fields’ operations in South Africa are subject to environmental and health and safety regulations, which could impose significant costs and burdens.

Gold Fields’ South African operations are subject to various environmental laws and regulations including, for example, those relating to waste treatment, emissions and disposal, and must comply with permits or standards governing, among other things, tailings dams and waste disposal areas, water consumption, air emissions and water discharges. Gold Fields may in the future incur significant costs to comply with the South African environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Gold Fields may also be subject to litigation and other costs as a result of environmental rights granted to individuals under South Africa’s Constitution or other sources of rights. These costs could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental”.

Gold Fields’ South African operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. Further, certain targets were set by the Mine Health and Safety Council, a body consisting of representatives from the government, mining companies and unions, for the reduction of accidents, noise and silicosis to be achieved by 2013. If a mine fails to achieve these targets, the Mine Health and Safety Inspectorate, or the MHSI, could potentially order that operations be halted due to overexposure of employees.

A number of accidents, many of which resulted in fatalities, have recently occurred at various mining operations in South Africa, including at some of Gold Fields’ operations. In October 2007, the DMR commenced an occupational health and safety audit at all mines. Gold Fields’ South African operations have received their results from the legal compliance audit and the operations have implemented action plans to address any issues raised. However, there can be no assurance that further results of the occupational health and safety audit will not result in the introduction of more stringent safety regulations, which could result in restrictions on Gold Fields’ ability to conduct its mining operations and/or impose additional costs. Regardless of the consequences of the audit or improved health and safety programs, there can be no assurance that the unions will not take industrial action that could lead to losses in Gold Fields’ production. The DMR can and does issue instructions following safety incidents or accidents to partially or completely halt operations at affected mines. Moreover, it is Gold

Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. Any additional stoppages in production, or increased costs, could have an adverse effect on Gold Fields’ business, operating results and financial condition. In April 2009, the Mine Health and Safety Amendment Bill became law. As a result, Gold Fields is now subject to more stringent regulations regarding mine health and safety and may be subject to an increased risk of prosecution for industrial accidents as well as greater penalties and fines for non-compliance. Further, any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

Gold Fields’ operations in South Africa are subject to water use licenses, which could impose significant costs and burdens.

Under South African law, Gold Fields’ South African operations are subject to water use licenses that govern each operation’s water usage and that require, among other things, that mining operations achieve and maintain certain water quality limits regarding all water discharges. The Kloof operation was issued a water use license in December 2008 that requires it to achieve compliance with these limits by mid-2012. The Driefontein operation was also recently issued a water use license. While there has been a delay in processing the water license application at South Deep, which was submitted within the applicable time limits, Gold Fields has engaged the Department of Water Affairs, or the DWA, to address these issues. South Deep is currently discharging water in accordance with its existing water permit. The DWA advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorized and it need not apply for a new license. However, Beatrix has nevertheless proactively begun the water use license application process.

Gold Fields’ operations have been generally in compliance with pre-existing water permits. Gold Fields is reviewing and is in ongoing discussion with DWA in relation to the new water use licenses. Gold Fields is also reviewing and investigating a water treatment strategy that will, if successfully implemented, position Gold Fields favorably with regard to achieving the conditions of the new water use licenses. However, there can be no assurance that Gold Fields will achieve such compliance within the required timeframe due primarily to the associated regulatory approval processes and commercial agreements that are required for the water treatment strategy. Gold Fields is currently in discussions with the DWA to amend the Kloof license to extend the deadline for compliance beyond mid-2012 or to revise the parameters for compliance. Gold Fields is also exploring avenues to clarify the meaning of the conditions imposed by the Driefontein license. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental”. However, there can be no assurance that Gold Fields will receive such an extension or clarification. Gold Fields expects to make significant expenditure to achieve and maintain compliance with the license requirements at each South African operation. Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of these licenses with respect to any of its operations could result in Gold Fields being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use license, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ mineral rights in South Africa are subject to legislation, which could impose significant costs and burdens.

The Mineral and Petroleum Resources Development Act No. 28 of 2002, or the MPRDA, came into effect on May 1, 2004, together with the implementation of a broad-based socio-economic empowerment charter, or the Mining Charter, for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. Among other things, the Mining Charter requires (i) each mining company to achieve a 15% HDSA ownership of mining assets within five years of the Mining Charter coming into effect and a 26% HDSA ownership of mining assets within 10 years of the Mining Charter coming into effect, (ii) the mining industry as a whole to agree to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years and (iii) mining companies to spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years.

Following a review, the DMR recently amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure; (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies towards the socioeconomic development of South African communities into a social development fund from 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent Gold Fields’ South African operations from obtaining any new mining rights in South Africa.

In accordance with the MPRDA, the DMR on April 29, 2009 published a Code of Good Practice for the Minerals Industry and the Housing and Living Conditions Standard for the Mining Industry, or the Code, relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appear to be inconsistent with the Mining Charter, or to go beyond the scope envisaged in the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code. At the release of the Revised Mining Charter, the Director-General of the DMR indicated that the DMR will bring the Code in line with the Revised Mining Charter by the end of March 2011. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The MPRDA”.

The acquisition by Mvelaphanda Resources Limited, or Mvela Resources, of a 15% beneficial interest in GFI Mining South Africa, or GFIMSA, for a cash consideration of Rand 4,139 million was effected in March 2009 to meet the requirement for a 15% HDSA ownership within five years of the Mining Charter coming into effect. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction”. In addition, Gold Fields has developed three further empowerment transactions which, when concluded by the end of the 2010 calendar year, will ensure that Gold Fields has met the 2014 Black Economic Empowerment, or BEE, equity ownership targets. These transactions include an Employee Share Option Plan, or ESOP, for 10.75% of GFIMSA; a broad-based BEE transaction for ten per cent of South Deep; and a broad-based BEE transaction for a further one per cent of GFIMSA, excluding South Deep. The three transactions have a combined value of approximately R2.4 billion and are expected to dilute existing shareholders by between two and three per cent. On November 2, 2010, the shareholders of Gold Fields approved these transactions at a General Meeting. On November 19, 2010, Gold Fields issued 13,525,394 shares to ESOP, housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions are expected to be concluded by the end of December 2010, subject to the satisfaction of certain suspensive conditions. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”.

Gold Fields may also incur expenses to comply with the Revised Mining Charter’s requirements. Gold Fields is currently undertaking a detailed gap-analysis between the requirements of the Mining Charter and the Revised Mining Charter and will only thereafter be able to fully assess and quantify the impact of the Revised Mining Charter. The Mining Charter, the Revised Mining Charter and the Code are relatively new pieces of legislation and regulation and, therefore, remain untested and application of their requirements and compliance with them may still be subject to interpretation. Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful renewal of its existing mining rights, the retaining of new mining rights, the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favorable to Gold Fields than the terms of its current rights. Any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the Revised Mining Charter’s requirements, including the above three initiatives, could have a material adverse effect on the value of Gold Fields’ ordinary shares or debt and failing to comply with the Revised Mining Charter’s requirements could subject Gold Fields to negative consequences, the scope of which have not yet been fully determined.

Gold Fields’ operations in Ghana are subject to environmental and health and safety laws and regulations, which could impose significant costs and burdens.

Gold Fields’ Ghana operations are subject to various environmental laws and regulations. The Ghanaian environmental protection laws require, among other things, that Gold Fields register with the Ghanaian environmental authorities, and obtain environmental permits and certificates for the Ghana operations, as well as to rehabilitate land disturbed by mining operations. Gold Fields is required to secure estimated environmental rehabilitation costs in part by posting a reclamation bond. Gold Fields Ghana is required to post a reclamation bond and deposit a cash amount sufficient to cover 50% of the estimated rehabilitation costs for the two-year period after the date of the last estimate. Changes in the required method of calculation for these bonds or an unforeseen circumstance that produces unexpected costs may materially and adversely affect Gold Fields’ future environmental expenditures. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Environmental”. Further, the Damang mine has only 12 to 18 months of government-approved capacity at its tailings storage and waste storage facilities. Any constraint on tailings or waste storage at Damang could curtail or halt production at Damang which could have a material adverse effect on Gold Fields’ business, operating results or financial condition.

Ghanaian health and safety regulations impose statutory duties on an owner of a mine to, among other things, take steps to ensure that the mine is managed and worked in a manner which provides for the safety and proper discipline of the mine workers. Additionally, Gold Fields is required, under the terms of its mining leases, to comply with the reasonable instructions of the relevant authorities for securing the health and safety of persons working in or connected with the mine. A violation of the health and safety regulations or a failure to comply with the reasonable instructions of the relevant authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and, in the case of a violation of the regulations relating to health and safety, constitutes an offense under Ghanaian law. If Ghanaian health and safety authorities require Gold Fields to shut down all or a portion of its mines or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Health and Safety”.

Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. In Ghana, statutory workers’ compensation is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation arrangements may not be adequate to meet the costs that may arise upon any future health and safety claims.

Gold Fields’ mineral rights in Ghana are currently subject to regulations, and may become subject to new regulations, which could impose significant costs and burdens.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. The new Minerals and Mining Act, 2006 (Act 703), or the Minerals and Mining Act, was passed by the Ghanaian Parliament in fiscal 2006. The Minerals and Mining Act repealed the Minerals and Mining Law, 1986 (PNDCL 153), as amended, or the Minerals and Mining Law, although, as regards existing mineral rights, the Minerals and Mining Law continues to apply to Gold Fields Ghana and Abosso Goldfields Limited, or Abosso, unless the minister responsible for mines provides otherwise by legislative instrument. Although the Minerals and Mining Act provides that it shall not have the effect of increasing the holder’s costs, or financial burden, for a period of five years, if in the future new amendments or provisions are passed under the Minerals and Mining Act or new laws are passed which impose significant new costs or burdens on Gold Fields’ abilities to mine in Ghana or to obtain new mining leases for properties on which deposits are identified, this could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

Gold Fields’ operations in Australia are subject to environmental and health and safety laws and regulations, which could impose significant costs and burdens.

Gold Fields’ Australian operations are subject to various laws and regulations relating to the protection of the environment. Gold Fields may incur significant costs to comply with Australian environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. These costs may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operation and the Gold Fields subsidiaries that hold its Australian operations provide unconditional bank- guaranteed performance bonds to the Western Australian government as security for the estimated costs. These bonds would not necessarily cover the actual cost of rehabilitation for events that were unforeseen at the time the bond was taken. Changes in the required method of calculation for these bond amounts, or an unforeseen circumstance that produces unexpected costs, may materially and adversely affect future environmental expenditures. See “Information on the Company—Environmental and Regulatory Matters—Australia—Environmental”.

Gold Fields is obligated to provide and maintain a working environment that is safe for mine workers. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and penalties (including imprisonment). If health and safety authorities require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Australia—Health and Safety”.

Some of Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites, which could impose significant costs and burdens.

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

Aboriginal heritage sites relate to distinct areas of land that have either ongoing ethnographic, archaeological or historic significance. Aboriginal heritage sites have been identified with respect to portions of some of Gold Fields’ Australian mining tenements. Additional Aboriginal heritage sites may be identified on the same or additional tenements. Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of, or new laws regarding, native title and Aboriginal heritage, which may result in a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Australia—Land Claims”.

Gold Fields’ mineral rights in Peru are currently subject to regulations that may be subject to change, and may become subject to new regulations, which could impose significant costs and burdens.

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

If the INGEMMET or the MEM revoke or cancel any of Gold Fields’ concessions, Gold Fields’ financial condition and results of operations could be adversely affected. See “Information on the Company—Environmental and Regulatory Matters—Peru—Concessions”.

On June 24, 2004, the Peruvian Congress approved the Mining Royalty Law, which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. This royalty is calculated on a sliding scale with rates ranging from 1% to 3% over the value of mineral concentrates based on international market prices. As provided by the Mining Royalty Law, effective since January 26, 2007, the Peruvian Tax Authority is responsible for the collection of mining royalties.

There can be no assurance that the Peruvian government will not impose additional mining royalties or payments in the future or that they will not have an adverse effect on Gold Fields’ results of operations or financial condition.

Gold Fields’ operations in Peru are subject to environmental laws, health and safety laws and other regulations, which could impose significant costs and burdens.

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

There is no assurance that current environmental laws, health and safety laws, and other regulations that may have an impact on Gold Fields’ operations will not be replaced or modified in the future, or that Gold Fields will not become subject to new more stringent regulations, which could impose significant costs and burdens on its operations. For instance, the development of more stringent environmental protection programs in Peru could impose constraints and additional costs on Gold Fields’ operations in Peru. Likewise, existing or new health and safety laws and regulations could cause health and safety authorities to require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures. Any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Peru—Environmental”.

The acquisition of Western Areas, BGSA and South Deep may expose Gold Fields to unknown liabilities and risks.

Prior to acquiring a 100% interest in South Deep in 2007 from GFI Joint Venture Holdings (Proprietary) Limited (previously known as Barrick Gold South Africa (Pty) Limited, or BGSA), a subsidiary of Barrick Gold Corporation, or Barrick, and Gold Fields Operations Limited (previously known as Western Areas Limited, or Western Areas), Gold Fields was able to conduct only limited due diligence on South Deep, Western Areas and BGSA. There can be no assurance that Gold Fields identified all the liabilities of, and risks associated with, South Deep, BGSA or Western Areas prior to acquiring them or that it will not be subject to unknown liabilities of, and risks associated with, South Deep, Western Areas or BGSA, including liabilities and risks that may become evident only after Gold Fields has been involved in the operational management of South Deep for a longer period of time. On August 21, 2008, Western Areas received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that, under prior ownership, Western Areas was part of a fraud whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited and Afrikander Lease Limited, now known as Uranium One. The action currently remains in abeyance. See “Information on the Company—Legal Proceedings”.

Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.

In respect of information relating to South Deep or Western Areas presented in this annual report for the period before their respective acquisitions by Gold Fields, Gold Fields relied upon publicly available information, including information publicly filed by Western Areas with the Johannesburg Stock Exchange, or JSE, and certain due diligence materials supplied by Western Areas and Barrick. See “Information on South Deep, Western Areas and BGSA”.

Gold Fields was not involved in the preparation of this information and has not had the opportunity to perform comprehensive due diligence. Until the exploration drilling and resource modeling in Phase 2 is completed, Gold Fields cannot verify the accuracy or completeness of the information or materials or any failure by Western Areas or Barrick to disclose events that may have occurred, but that are unknown to Gold Fields, that may affect the significance or accuracy of any such information.

Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Gold Fields.

Securities laws of certain jurisdictions may restrict Gold Fields’ ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Gold Fields.

In particular, holders of Gold Fields securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of Gold Fields unless a registration statement under the US Securities Act of 1933, or the Securities Act, is effective with respect to such securities or an exemption from the registration requirements of the US Securities Act is available thereunder.

Securities laws of certain other jurisdictions may also restrict Gold Fields’ ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Gold Fields. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consents or need to observe any other formalities to enable them to participate in any offering of Gold Fields securities.

Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.

Gold Fields is incorporated in South Africa. The majority of Gold Fields’ directors and executive officers (as well as Gold Fields’ independent registered public accounting firm) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Gold Fields are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Gold Fields a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgment has not lapsed;

•

the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the proceedings outside South Africa were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

•	the judgment was not obtained by fraudulent means;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act 99 of 1978, as amended, of the Republic of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors may face liquidity risk in trading Gold Fields’ ordinary shares on JSE Limited.

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Gold Fields’ ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See “The Offer and Listing—JSE Limited”.

Gold Fields may not pay dividends or make similar payments to its shareholders in the future.

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 61 of 1973, or the Companies Act, and Gold Fields’ Articles of Association. Given these factors (including the capital and investment needs of the business) and the Board of Directors’ discretion to declare a dividend (including the amount and timing thereof) cash dividends or other similar payments may not be paid in the future.

Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Gold Fields’ ordinary shares have historically been paid in Rand. The U.S. dollar or other currency equivalent of any dividends or distributions with respect to Gold Fields’ ordinary shares will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. In the future, it is possible that there will be changes in South African exchange control regulations, such that dividends paid out of trading profits will no longer be freely transferable outside South Africa to shareholders who are not residents of the Common Monetary Area. See “Additional Information—South African Exchange Control Limitations Affecting Security Holders”.

Gold Fields’ ordinary shares are subject to dilution upon the exercise of Gold Fields’ outstanding share options.

As of September 30, 2010, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 706,236,170 ordinary shares were issued and outstanding. Gold Fields currently has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 35,311,809 ordinary shares. As of September 30, 2010, 14,342,311 shares are outstanding under these plans.

Gold Fields’ employees and directors had outstanding, as of September 30, 2010, options to purchase a total of 1,122,858 ordinary shares at exercise prices of between Rand 46.23 and Rand 154.65 that expire between October 25, 2010 and March 3, 2014. Such expiry dates may be extended due to unscheduled closed periods during which certain Gold Fields employees and directors may be prohibited from exercising options. Gold Fields had outstanding, as of September 30, 2010, 5,336,769 share appreciation rights at strike prices of between Rand 69.48 and Rand 127.72, which expire between March 24, 2012 and September 1, 2016, and 7,715,984 performance vesting restricted shares due to be settled between March 1, 2011 and September 1, 2013. As of the same date, Gold Fields had outstanding, 24,200 restricted shares due to be settled in November 2010, 42,600 restricted shares due to be settled in November 2011 and 43,200 restricted shares due to be settled in November 2012 under The Gold Fields Limited 2005 Non-Executive Share Plan. Shareholders’ equity interests in Gold

Fields will be diluted to the extent of future exercises or settlements of these rights and any additional rights. See “Directors, Senior Management and Employees—The GF Management Incentive Scheme,” “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan,” “Directors, Senior Management and Employees—The GF Non-Executive Director Share Plan” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan”.

Sales of Gold Fields’ ordinary shares, or the perception that a large number of ordinary shares will be sold, may cause the market price of Gold Fields’ ordinary shares to decrease.

As of March 17, 2009, Mvelaphanda Resources, through its wholly-owned subsidiary Mvelaphanda Gold Limited, Mvela Gold, took receipt of a 15% shareholding in GFI Mining South Africa, or GFIMSA, as part of a series of transactions effected to meet the requirement for 15% HDSA ownership within five years of the enactment of the Mining Charter. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction”. Immediately upon receipt of the GFIMSA shares, Mvelaphanda Gold Limited exercised its right to require the exchange of the GFIMSA shares for 50 million new ordinary shares in the issued share capital of Gold Fields.

Accordingly, on March 17, 2009, Mvela Gold used the GFIMSA Shares to subscribe for 50 million new ordinary shares in Gold Fields. Pursuant to these transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields. Since March 17, 2009, Mvela Gold has sold approximately 27.8 million of its Gold Fields ordinary shares, representing approximately 3.9% of the listed shares of Gold Fields. Gold Fields holds a right of first refusal over the ordinary shares held by Mvela Gold in the event Mvela Gold wishes to sell them.

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

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is primarily involved in underground and surface gold and copper mining and related activities, including exploration, extraction, processing and smelting. Gold Fields also has an interest in a platinum group metal exploration project in Finland. Gold Fields is one of the largest gold producers in the world, based on annual production.

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

As of June 30, 2010, Gold Fields had attributable proven and probable reserves of approximately 78.0 million ounces, including copper expressed as gold equivalent ounces, as compared to the 81.1 million ounces (including copper) reported as of June 30, 2009. With the exception of South Deep, the reserves are based on the figures reported by Gold Fields’ mining operations. See “Information on South Deep, Western Areas and BGSA”. The June 30, 2010 reserve figures primarily reflect mining depletion of last year’s figures except where material differences were encountered for technical or economic reasons, in which case suitably revised models and schedules were implemented. See “—Reserves of Gold Fields as of June 30, 2010—Methodology”.

In the year ended June 30, 2010, Gold Fields processed 56.7 million tons of ore and produced 3.84 million ounces of gold (including gold equivalent ounces). On an attributable basis, Gold Fields produced 3.50 million ounces of gold (including gold equivalent ounces).

Developments since June 30, 2009

Since the beginning of fiscal 2010, the following significant events have occurred:

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

On June 3, 2009, Gold Fields announced that Gold Fields Australasia (BVI) Limited, a subsidiary of Gold Fields Limited, had entered into an agreement under which it would sell its 19.9% stake in Sino Gold Mining Limited to Eldorado Gold Corporation for a total consideration of approximately U.S.$282 million payable in Eldorado shares. On August 26, 2009, Eldorado and Sino Gold announced that they had agreed that Eldorado would acquire all of the issued and outstanding shares of Sino Gold by exchanging 0.55 Eldorado shares for each share of Sino Gold. Sino Gold shareholders approved the transaction on December 1, 2009. Upon completion of the offer, Gold Fields received 4,057,762 additional Eldorado shares due to its top-up rights. Gold Fields has disposed of all of its shares of Eldorado. See “—Exploration—Sino Gold Alliance”.

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

During May 2010 the DMR approved the conversion of the South Deep old order mining right into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix Gold Mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new order mining rights. In addition, Gold Fields has developed three further empowerment transactions which, when concluded by the end of the 2010 calendar year, will ensure that Gold Fields has met the 2014 BEE equity ownership targets. These transactions include an Employee Share Option Plan for 10.75% of GFIMSA; a broad-based BEE transaction for ten per cent of South Deep; and a broad-based BEE transaction for a further one per cent of GFIMSA, excluding South Deep. The three transactions have a combined value of approximately R2.4 billion and are expected to dilute existing shareholders by between two and three per cent. On November 2, 2010, the shareholders of Gold Fields approved these transactions at the General Meeting. On November 19, 2010, Gold Fields issued 13,525,394 shares to ESOP, housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions are expected to be concluded by the end of December 2010, subject to the satisfaction of certain suspensive conditions. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”.

On June 30, 2010, a Stakeholders’ Declaration on Strategy for the Sustainable Growth and Meaningful Transformation of South Africa’s Mining Industry, or the Declaration, was signed by the DMR, the Chamber of Mines of South Africa, the South African Mineral Development Association, and three labor unions (the National Union of Mineworkers, the United Association of South Africa and Solidarity). The Declaration addresses critical infrastructure planning, supporting research and development, improving sustainability, increasing local beneficiation, ameliorating the regulatory framework, investing in human resources, greater employment equity (including affirmation of the 40% HDSA management representation target included in the Mining Charter), further development of mine communities, upgrading of living conditions, procurement practices, increased ownership and economic participation by HDSAs (including affirmation of the 26% ownership target included in the Mining Charter), and monitoring and evaluation.

Following a review, the DMR recently amended the Mining Charter and the revised mining charter (the “Revised Mining Charter”) was released on September 13, 2010. See “—Strategy—Securing Our Future—Black Economic Empowerment”.

On September 20, 2010, Gold Fields entered into option agreements with Lepanto Consolidated Mining Company, or Lepanto, a company listed in the Philippines, and Liberty Express Assets, or Liberty, a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast, or FSE, deposit in the Philippines, or the Far Southeast Transaction. The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields expects to conduct a drilling program as part of a feasibility study on FSE. Gold Fields was required to pay (i) U.S.$10 million in option fees to Lepanto; and (ii) U.S.$44 million as a non-refundable down-payment to Liberty upon signing of the option agreements. After a 12-month period, Gold Fields may decide to proceed with the acquisition of the 60% interest in FSE, in which case a further non-refundable down-payment of $66 million will be payable to Liberty, with the final payment of U.S.$220 million payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is U.S.$340 million.

On October 1, 2010, Gold Fields announced an international offering of 10 year, U.S.$1 billion bonds consisting of 4.875% bonds due in 2020. The offering closed on October 7, 2010. See “Operating and Financial Review and Prospects—Recent Developments—US$1 Billion Note Issue”.

On November 4, 2010, as a part of the Business Process Reengineering projects, Gold Fields announced that it is undertaking a restructuring of the South Africa Region, and specifically the Driefontein and Kloof mines. The South Africa Region will be reorganized into three operations—a combined Driefontein/Kloof; Beatrix; and South Deep. The Kloof and Driefontein executive offices and the regional office will be combined into a new management team, whose primary role will be to service the new Driefontein/Kloof complex, but which also has governance oversight across the South Africa Region. The team will be based in Libanon and the Regional Office at Constantia will be closed by mid-December 2010. Beatrix, because of its geographic location, and South Deep, being a fully mechanized mine, will remain stand-alone operations. A Strategic Management Office has been established to implement the restructuring and to identify future areas for value. Progress in terms of this project will be reported each quarter under the cost and revenue optimization initiatives for the South Africa region and labeled Project 3M (BPR).

Gold Fields is in the process of changing its year end from June 30 to December 31 beginning in 2011 to align with Gold Fields’ peers in the gold mining industry. Therefore, Gold Fields will file a transition report on Form 20-F for the period from June 30, 2010 through December 31, 2010. Thereafter, Gold Fields will file its next annual report on Form 20-F for the period from January 1, 2011 through December 31, 2011.

Gold Fields is a public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700.

Organizational Structure

Gold Fields is a holding company with its significant ownership interests organized as set forth below.

Group Structure(1)

(1)	As at November 26, 2010. Unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields Limited.

Strategy

Following the appointment of Nicholas Holland as Chief Executive Officer as of May 1, 2008, Gold Fields undertook a review of the Group strategy which concluded that, while the basic strategy remained robust and appropriate, a number of strategic adjustments needed to be made.

These changes were developed and assimilated into a new Gold Fields franchise which describes “who we are”, “what we do”, and “how we do it”, and is comprised of:

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

Vision Statement

During fiscal 2009, Gold Fields developed a simple yet powerful new vision for the Group:

To be the Global Leader in Sustainable Gold Mining.

The purpose was to establish a simple yet compelling new vision that all stakeholders, in particular Gold Fields’ 56,000 employees around the globe, could understand and buy into, and which could serve as a common and powerful motivational force across the organization.

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

Overarching Strategic Production Goal

The Group’s overarching strategic production goal is to grow its production from the 3.50 million ounces achieved in fiscal 2010, to approximately five million quality, attributable gold equivalent ounces, either in development or production, by 2015. Towards achieving this goal, the South Africa Region is expected to contribute at least two million ounces per annum, with each of the Group’s international regions (the West Africa Region, the Australasia Region and the South America Region) contributing approximately one million attributable ounces. The majority of this growth is expected to come from improvements at the current operations, described in the Sweating Our Assets section below, and from both near mine and greenfields exploration success which is described in the Growing Gold Fields section below.

Core Values

Supporting the vision statement and directing the strategy are six core values that every employee is expected to embrace and which define the way in which Gold Fields conducts its business. These values are:

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

We do what we say we will do.

Sweating Our Assets

Sweating Our Assets is about ensuring that all of the assets in the portfolio are turned to full account safely. It is about ensuring that systems and processes are optimised to deliver what they were designed to deliver; that infrastructure is well maintained to deliver to its full capacity; that mineral resources and reserves are optimally developed and exploited; that costs are well managed, on a NCE basis, to ensure optimal free cash flow; and that all our mines deliver the production that they are capable of delivering safely. Sweating Our Assets is also about technological innovation aimed at improving delivery and about “doing what we say we will do”.

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

The second priority under Sweating Our Assets relates to the optimal exploitation of the Group’s substantial mineral reserve endowment. With attributable mineral reserves of 78.0 million gold equivalent ounces, it is essential to bring these ounces to account in the most cost effective way and, in doing so, to ensure longevity for each of the mines. Equally important is the need to achieve the required levels of ore reserve development to create mining flexibility, which is a prerequisite for maintaining stability, predictability and consistency. After safety, ore reserve development is the most important strategic priority for all of the mines in the Group.

The third priority under Sweating Our Assets is to return the Group’s production to its sustainable steady state production level. To this end, a short-term strategic priority was established late in fiscal 2008, for Gold Fields to return to its steady state production of approximately one million ounces of gold per quarter by the third quarter of fiscal 2009, at a NCE of approximately $725 per equivalent ounce (as calculated for management reporting purposes, using an exchange rate of R8.00 to $1.00). As ongoing safety interventions prevented this goal from being achieved in fiscal 2009, the goal for fiscal 2010 was to work towards a target of producing between 925,000 and 950,000 attributable ounces per quarter and between 3.50 and 3.80 ounces during the 12 month period ending June 30, 2011. Thereafter, it is Gold Fields’ goal to achieve a one million ounces per quarter steady state run-rate as a part of the build up to the ultimate goal of five million quality, attributable gold equivalent ounces, either in development or production, by 2015.

Gold Fields believes the necessary steps for achieving the Group’s short- and medium-term production targets include:

•	The completion of the South Deep project in South Africa and the build-up to its full production run rate of between 750,000 and 800,000 ounces per year by the end of 2014;

•

A return to stability and consistent production from the three mature mines in the South Africa Region (Driefontein, Kloof and Beatrix), albeit at lower levels than achieved in previous years, but similar to fiscal 2010 levels. This is expected to be achieved on the back of the significant improvement in safety recorded over the past two years and the consequent reduction in unplanned safety closures, as well as an increase in ore reserve development and mining flexibility over the next two to three years;

•	A wide range of near mine and organic growth opportunities at the Company’s existing mines in the West Africa, Australasia, and South America Regions;

•

A rapidly maturing greenfields exploration pipeline headed by four advanced stage projects, of which at least two, Chucapaca in Peru and Yanfolila in Mali, are expected to reach construction decisions within the next three years; and

•	Maintaining production of Tarkwa and Agnew and increasing production at St. Ives and Damang.

The fourth priority under Sweating Our Assets relates to the proactive management of costs with a view to maintaining an NCE of between 20% and 25% at each mine. To this end, a comprehensive and far reaching business process re-engineering program has been implemented at the Driefontein, Kloof and Beatrix mines in South Africa, as well as at the Tarkwa mine in Ghana and the St. Ives mines in Australia. This will entail a significant focus on operating costs and the rationalisation of on-mine and regional overhead cost structures.

Growing Gold Fields

Growing Gold Fields is about growing the value of the business on a per share basis. It is not about size, or the number of ounces produced, but about the quality of the portfolio and the generation of real value for shareholders, on a per share basis.

In the medium-term, Gold Fields’ target is to regionalise and grow into a truly global gold producer, with a goal of approximately one million gold equivalent ounces per annum in production or development in each of its West Africa, Australasia and South America Regions, and at least two million ounces in the South Africa Region.

The bulk of this growth is expected to come from improvements at existing mines as described in the Sweating Our Assets section above, organic growth resulting from near mine exploration success, and from greenfields exploration success.

However, Gold Fields does not pursue growth simply to add incremental ounces to its portfolio. Hence the philosophy that every incremental ounce should be better than the previous ounce in terms of all-in (NCE) costs and, equally important, should offer shareholders growth in ounces per share and enhanced returns on a per share basis.

Despite the slogan No Mergers & Acquisitions Heroics, the Company will consider attractive investment opportunities by pursuing an opportunistic strategy on acquisitions of producing or late-stage development assets. However, the Company does believe that a continuing lack of quality gold discoveries in the industry has led to escalating competition for advanced exploration and production assets. This makes value accretive growth through mergers and acquisitions increasingly onerous and prone to dilution of existing shareholders. For this reason Management believes that, in the current price environment, exploration success generally offers the most cost effective path to accretive and value adding growth.

The Company’s growth strategy is thus premised on creating high quality growth opportunities mainly through an aggressive focus on near mine exploration at existing assets and an equally aggressive greenfields exploration program in the regions where the Company is based and in a limited number of other highly prospective “new frontiers” around the world. Owing to the shortage of large, viable gold projects, Gold Fields has lowered its size selection criteria compared to previous years. To be considered by Gold Fields, generally growth projects must have the potential to meet certain target criteria (which vary depending on other strategic objectives and the quality of the project) described as “The Rule of Twos”: the potential for a minimum of 2,000,000 (formerly 5,000,000) ounces of reserves; production rates in the range of 200,000 (formerly 500,000) gold equivalent ounces per year; and a positive real internal rate of return of at least 5% for producing assets and brownfields projects, and at least 10% for greenfields projects, adjusted for project-specific risks, at a long-term gold price of $1,000 per ounce.

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

Gold Fields will continue to be required to make capital investments in both new and existing infrastructure and opportunities and, therefore, management will be required to continue to balance the demands for capital expenditure in the business and allocate Gold Fields’ resources in a focused manner to achieve its sustainable growth objectives. In the 12 month period ending June 30, 2011, Gold Fields plans to spend about $50 million on near mine exploration, and about $100 million on greenfields exploration (not including exploration spending in relation to the FSE deposit), the latter largely in the three targeted international regions.

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

During fiscal 2010, Gold Fields made considerable progress on the development of its greenfields exploration pipeline. The Company now has four exploration projects in the advanced drilling category. These include the Yanfolila project in Mali, the Chucapaca project in Peru, the Talas project in Kyrgyzstan, and the Arctic Platinum project in Finland. At the Chucapaca project in Peru, a pre-feasibility study has commenced, and at the Yanfolila project in Mali, a scoping study is expected to be completed by the end of calendar 2011. In addition, the Company has a large number of exploration projects in earlier stages of development. The objective for the 12 month period ending June 30, 2011 is to progress all of the advanced stage projects significantly, and to get at least one more earlier stage exploration project to a scoping study stage.

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

The fact that sustainability was introduced as a specific element in Gold Fields new vision statement, to be the global leader in sustainable gold mining, reflects the importance with which this subject is viewed by the

Group. Gold Fields views sustainable development as a balance between the optimal financial and operational performance of the Group; maintaining of world-class environmental management standards; and contributing meaningfully to socio-economic benefits for the communities in which it operates.

Gold Fields continues to be an active member of the ICMM and is a signatory to the United Nations Global Compact. All mines in the Group, as well as the exploration division, have ISO 14001 certified environmental management systems in place and have retained their certifications after undergoing compliance audits during fiscal 2010.

During fiscal 2010 Gold Fields also became the first mining house to achieve full accreditation for its operations under the International Cyanide Management Code, or the Cyanide Code. The OHSAS 18001 Safety Management System is a company standard and certification a Group requirement. With Cerro Corona being OHSAS 18001 certified and all the other mines successfully undergoing independent audits verifying their compliance during fiscal 2010, all mines in the company are now certified. The Company has developed a Sustainable Development Framework that is closely aligned with the sustainable development principles of the International Council for Minerals and Metals, or ICMM, and the United Nations Global Compact, and Gold Fields is a member of both groups. The Sustainable Development Framework consists of a Sustainable Development Policy, with subsidiary policies, strategies and practice guides in each of the following eight pillars of sustainability, namely: health and safety; human rights; stakeholder engagement; risk management; community; ethics and corporate governance; environment; and materials stewardship.

During fiscal 2010, the Gold Fields Sustainable Development Framework was improved and a wide range of projects were undertaken at Gold Fields’ mines to further enhance their sustainability. A comprehensive review of environmental compliance was conducted in the South Africa, Australasia and West Africa Regions and action plans were formulated and implemented to address weaknesses.

While the Chief Executive Officer has assumed overall executive responsibility for sustainable development within the Group, each one of the regional heads is responsible for the implementation of the Sustainable Development Framework in their respective regions.

Safety

Gold Fields’ health and safety philosophy is premised on our most important value and the overarching moral imperative that if we cannot mine safely, we will not mine. This gives rise to the objective of striving towards a “zero harm” working environment for all its people. During fiscal 2010, 18 employees in South Africa lost their lives compared to 22 during fiscal 2009, reflecting an 18% improvement. Outside South Africa, there were no fatalities in fiscal 2009 or 2010. The fatal injury frequency rate for the Group showed a 15% improvement from 0.13 per million man hours worked in fiscal 2009 to 0.11 in fiscal 2010, following on a 56% improvement during fiscal 2009. The Lost Time Injury Frequency rate showed a 6% improvement to 4.07 per million man hours worked in fiscal 2010 compared to 4.35 in fiscal 2009.

The Company will continue with its commitment to safety, making the safe operation of its mines its top strategic priority. The experience of employee dynamics over the years has led Gold Fields to adopt a more comprehensive approach to the general well-being, and therefore the productivity, of its staff. To this end Gold Fields pursues a broad range of interventions encapsulated in the 24 Hours in the Life of a Gold Fields Employee program. This program was first launched in the South Africa Region in fiscal 2009 and implemented in three international regions during fiscal 2010. Based on the total well-being philosophy, the program is aimed at improving every facet of the life of each employee and includes interventions in the fields of occupational health and safety, healthcare, living conditions, nutrition, sport and recreation and education. As part of its commitment, the Company has undertaken the following initiatives:

•	in South Africa, a Safe Production Management Program has been designed and is being rolled out across all the operations. The program, which is principally focused on the prevention of serious and fatal accidents, consists of two overarching themes, namely i) “engineering out” of safety risks and, ii) advancing compliance by winning the hearts and minds of Gold Fields’ people by reinforcing positive behaviour. Through a process of review of all historical serious safety incidences and through extensive consultation with numerous parties, the Gold Fields’ Safe Production Rules have been developed to emphasise the fundamental message that mining must be done safely. The Safe Production Rules have been printed in a booklet format and distributed to all employees, and are presented to all new employees and contractors during the induction program. The rules work hand-in-hand with other initiatives like the “Stop, Think, Fix, Verify and Continue” campaign, which has had a tremendous impact on employees’ safety behaviour and awareness;

•

in February 2008, the South African operational bonus system was changed to provide an equal weighting between production and safety performance. A similar principle was applied to executive incentive compensation starting in fiscal 2009, with approximately 30% of executive bonus payments, including those of the Chief Executive Officer, now linked to health and safety performance;

•	audits to assess each operation’s compliance with Gold Fields’ Full Compliance Occupational Health and Safety Management System now take place annually;

•

in fiscal 2009, DuPont International completed a comprehensive safety audit of all of Gold Fields’ operations, covering all aspects of Gold Fields’ health and safety management systems, strategies and plans and the recommendations have been included in the Safe Production Management Program. During April 2010, DuPont completed follow-up audits of all of Gold Fields’ South African operations to assess adherence to the Safe Production Rules and a substantial safety improvement was noted. An average score of 2.7 in 2010 was recorded compared to an average score of 1.8 achieved in fiscal year 2009 on a five-point scale with five being the best. Similar follow-up audits are scheduled for all of the international mines during the 12 months ending June 30, 2011;

•

a comprehensive review of the status of infrastructure across all of Gold Fields’ operations was completed during fiscal 2010, identifying a number of items in South Africa that required immediate action to improve safety. These items have all been prioritised and scheduled for action as part of the business planning process; and

•

In support of the Safe Production Management Program, a seismic task team, comprising both internal and external experts, was established early in fiscal 2010 to advise Gold Fields on reducing the prevalence and impact of seismic-related incidents. The impact of the task team has been significant in that their recommendations have resulted in a reduction of 82% in the number of seismic related fatalities in South Africa, from 11 in fiscal 2009 to two in fiscal 2010, both of which took place in the first half of fiscal 2010.

Carbon and Energy

Addressing energy management is a key deliverable throughout the Group. Rising energy costs and growing concerns about the effect of climate change have elevated the importance of energy efficiency and carbon management on the global agenda. Against this backdrop Gold Fields has been actively aligning the Company to a carbon-constrained economy. The Company’s intention is to make low-carbon behaviour and energy efficiency the norm within the Company. Therefore existing policies and strategies are being reviewed to move the Group closer to the attainment of these goals.

Integral to this strategy is energy efficiency amid ever-rising energy costs. Specifically in the South Africa Region the target is to deliver an additional 5% reduction in electricity consumption in each of calendar 2011 and 2012, to partially offset the expected 25% per year escalation in electricity costs in 2011, 2012, and 2013. Similar levels of savings in electricity consumption were achieved in South Africa during fiscal 2009 and 2010. Given the high electricity cost increases mooted by the Public Utilities Regulatory Commission, or PURC, in Ghana, similar levels of electricity savings will be pursued by Gold Fields’ Ghanaian operations.

In line with this new approach to carbon management, Gold Fields has launched a number of initiatives to reduce the greenhouse gases emitted by its operations. In May 2010, Gold Fields took a significant step on this path by committing to sell Certified Emissions Reductions (“CERs”), financial securities used to trade carbon emissions. Gold Fields will derive the CERs from the capture of methane gas at its Beatrix mine in South Africa.

Stakeholder Relationship Management

A central pillar of the Gold Fields Sustainable Development Framework is pro-active engagement with and management of the relationships with stakeholders that have an influence over the affairs of the company or are impacted by its activities. These include in particular the relationships with the Group’s employees and their representative organisations and unions; local, regional and national governments; and the host communities in which Gold Fields operates or that are affected by its operations.

While Gold Fields has achieved significant progress in this respect during fiscal 2010 and all its mines have implemented the ASA 1000 Stakeholder Engagement Standard, a higher level of engagement has become essential to underpin the sustainability of its operations.

This has become evident over the past few years with governments, communities, non-governmental organisations and trade unions in several jurisdictions seeking and, in some cases, implementing greater cost imposts on the mining industry. The most visible example of this during the past year was the hitherto unsuccessful attempt by the Australian federal government to impose a 40% super tax on the mining industry. This tax has been renamed the Mineral Resource Rent Tax, and specifically excludes the gold mining sector, among others.

Similar trends are evident in the cost of electricity and other levies imposed by governments in many of the countries in which Gold Fields operates. There is a risk that such additional punitive imposts on mining projects will raise input costs to unsustainable levels, which would have negative consequences for the projects and, by implication, for the affected countries. In the near future Gold Fields will—directly and through various industry forums—continue and escalate its engagement with stakeholders to achieve greater appreciation for the impact these often ill-considered demands are having on the sector.

Black Economic Empowerment

In the South African environment, Black Economic Empowerment, or BEE, and transformation in terms of the requirements of the MPRDA, and the associated Revised Mining Charter, remains a key business imperative and sustainability issue.

During May 2010 the DMR approved the conversion of the South Deep old order mining right into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new order mining rights.

Following a review, the DMR recently amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure; (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies towards the socioeconomic development of South African communities into a social development fund from 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent Gold Fields’ South African operations from obtaining any new mining rights.

In addition, Gold Fields has developed three further empowerment transactions which, when concluded by the end of the 2010 calendar year, will ensure that Gold Fields has met its 2014 BEE equity ownership targets. These transactions include an Employee Share Option Plan for 10.75% of GFIMSA; a broad-based BEE transaction for 10% of South Deep; and a broad-based BEE transaction for a further 1% of GFIMSA, excluding South Deep. The three transactions have a combined value of approximately R2.4 billion and are expected to dilute existing shareholders by between 2% and 3%. On November 2, 2010, the shareholders of Gold Fields approved these transactions at a General Meeting. On November 19, 2010, Gold Fields issued 13,525,394 shares to ESOP, housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions are expected to be concluded by the end of December 2010, subject to the satisfaction of certain suspensive conditions. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”.

These transactions represent not only a significant milestone for Gold Fields in terms of its compliance with the BEE objectives of the Revised Mining Charter, but are a reflection of the spirit and intent with which Gold Fields has embraced transformation as an imperative for the Company, the industry and South Africa. The Company’s philosophy is to advance the sustainability of its business by engaging the transformation process substantively, as opposed to following a “tick the box” approach.

As such Gold Fields has been an active participant, through the Chamber of Mines, in the Mining Industry Growth, Development and Employment Task Team, or MIGDETT, through which the DMR, business and the trade unions are seeking to promote sustainable growth and meaningful transformation of the mining sector. The parties in MIGDETT on June 30, 2010 signed a stakeholder declaration that committed them to achieving a wide range of objectives and targets by 2014.

Gold Fields subscribes to the declaration and is investing funds and resources towards achieving all the commitments spelled out in the declaration, which range from BEE equity ownership to human resource development. Where the Company may struggle to achieve some of the targets it will timeously engage with the DMR to seek a mutually acceptable solution.

Having said that, Gold Fields is showing good progress in transforming Gold Fields into a company that is starting to reflect the demographics of the wider population and one which supports local economic development and preferential procurement. Already Gold Fields is close to concluding a deal that will meet the 2014 BEE equity ownership targets, as outlined above. See “Risk Factors—The Group’s mineral rights in South Africa are subject to legislation, which could impose significant costs and burdens”

Regional Delivery Model

Gold Fields views itself as a truly global mining company, but believes that in some circles it is perceived as predominantly a South African company with some international operations. In order to change this perception and to help achieve its operational and growth aspirations, Gold Fields began restructuring its operations into four regions during fiscal 2009. These regions are: South Africa; West Africa; South America; and Australasia.

This restructuring was largely completed in fiscal 2010. All of the key regional executives have been appointed and good progress has been made in creating strong, entrepreneurial and appropriately resourced and incentivised management teams in each region. These teams are tasked with running the mines safely and efficiently, as well as driving and being significantly involved in the growth of the business within each region.

During fiscal 2009, the corporate office was relocated to new premises separate from the South African regional office. Management believes this separation will enhance the ability of the corporate office to serve as a “brains trust”, focused on overall strategy, the allocation of capital and strategic guidance for the regions. During fiscal 2010, the corporate office was further streamlined and currently has only approximately 60 personnel, in line with the strategy of relocating personnel to the regions that they service. The corporate office is now a focused business unit engaged in establishing and monitoring operational standards that apply across the regions in areas such as safety, health and environmental issues, finance and human resources, developing Group-wide strategy, and allocating capital.

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

Gold Fields may, from time to time, establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favourable currency movements.

Strategic Goals and Objectives

Progress against Strategic Goals and Objectives for Fiscal 2010

•	To further enhance health and safety performance.

During fiscal 2010, Gold Fields saw a further significant improvement in the overall safety performance of the Group with the achievement of a second successive record safety year. In particular, the fatal injury frequency rate improved by a further 18% over the record improvement achieved in fiscal 2009 – with the number of fatal injuries falling from 22 in fiscal 2009 to 18 in fiscal 2010, while the serious injury frequency rate improved by 20%. The first follow-up health and safety audit by DuPont in the South Africa Region indicated a significant improvement in the overall safety culture in the region, which indicates that Gold Fields efforts to boost safety on a sustainable basis are delivering results, and that Gold Fields First Value, “if we cannot mine safely, we will not mine,” has been thoroughly entrenched throughout the Company.

•	To increase development and open–up ore bodies, in particular at Driefontein, Kloof and Beatrix in the South Africa Region, which will improve flexibility and underpin more stable production.

During fiscal 2010, overall development at these three mines increased by 2% from 75,542 meters to 77,188 meters. However, the mechanised flat-end development on all of the long-life shafts increased from a total of 36% during fiscal 2009 to 68% by the end of fiscal 2010. Management believes that this lays the foundation for achieving the target.

•	To maintain momentum in the build-up of South Deep towards its target of producing between 750,000 and 800,000 ounces per annum by the end of 2014.

During fiscal 2010, gold production at South Deep increased by 52% from 175,000 ounces in fiscal 2009 to 265,000 ounces. During the year a new capital control system, the PRISM system, was implemented at the mine to improve controls over capital expenditure. The mission critical shaft deepening project at the ventilation shaft commenced on schedule on April 14, 2010 and full calendar operations were re-introduced to underpin the planned production build-up over the next few years.

•

To achieve greater stability, predictability and consistency in production, and to work towards a target of producing between 925,000 and 950,000 attributable gold equivalent ounces per quarter and between 3.5 and 3.8 million gold equivalent ounces for the 12 month period ending June 30, 2011.

During fiscal 2010, Group production increased by 3% from 3.41 to 3.50 million attributable gold equivalent ounces, which is within 5% of the targeted quarterly range of between 925,000 and 950,000 ounces. It is also a significant improvement over the historical 10% planning gap between targets and actual production. To achieve greater stability, consistency and predictability in production performance, significant enhancements were made to the planning and forecasting systems on the mines.

•

To increase skills levels across the company by improving Gold Fields’ ability to attract and retain key personnel through a more aggressive program of recruitment, review of remuneration models, and enhancing our education and training initiatives.

During fiscal 2010, management believes that significant progress was made to improve the ability of the Group to attract and retain key personnel and several initiatives were launched to address critical skills shortages. In addition, progress was made in providing technical services and capital project management skills to the international regions through the appointment of an Executive Vice President, International Technical Services and Capital Projects, and the establishment of a specialist team of technical experts. They will provide the international regions with the required technical leadership as well as project management skills for capital projects.

•	To further improve Gold Fields’ performance in the field of sustainable development and, in particular, to improve our environmental footprint.

During fiscal 2010, the Gold Fields Sustainable Development Framework was embedded in the company. A wide range of projects was undertaken across all the Group’s mines to further enhance their sustainability. These range from social and community development projects to the commitment to further improve environmental compliance in all of the regions in which Gold Fields operates. In addition a comprehensive review of environmental compliance was conducted in the South Africa, Australasia and West Africa regions and action plans formulated and implemented to address weaknesses and further improve environmental compliance. Subsequent to the fiscal year end, Gold Fields created an executive committee position responsible for sustainable development in order to further focus on this goal.

•	To further entrench the regionalisation strategy by bolstering the new executive teams in each of the regions, to drive the operational performance and advance our growth strategy.

During fiscal 2010 the new regional organisation structure was fully implemented and new executive teams put in place. The supporting structures in the regions are now being optimised. As a consequence of moving operational support and control from the Corporate Office to the regions, the Corporate Office in Johannesburg was rationalised to focus on the formulation and implementation of Group strategy; policies and standards; deciding on the allocation of capital; and the performance of Group quality assurance and quality control.

Specific Strategic Goals and Objectives for the 12 Month Period Ending June 30, 2011

The specific strategic goals and objectives for the 12 month period ending June 30, 2011 flow from the strategy and were designed to consolidate the operational gains made during the 12 month period ending June 30, 2010. The specific strategic goals and objectives for the 12 month period ending June 30, 2011 are:

•	Safety

To improve performance against all safety indicators by at least 25% in the South Africa Region and by 20% in the international regions.

•	Production

To improve the key controllable elements of the business, namely mining mix, quality and volume, with a view to producing between 3.5 and 3.8 million attributable gold equivalent ounces during the 12 month period ending June 30, 2011.

•	Notional Cash Expenditure Margin

To achieve an NCE margin of 20% in the 12 month period ending June 30, 2011 across the Group. To this end a business process re-engineering program is being implemented at the Driefontein, Kloof and Beatrix Gold Mines in the South Africa Region as well as Tarkwa in Ghana and St Ives in Australia. This will entail a significant focus on operating costs, the rationalisation of on-mine and regional overhead cost structures and a review of the mine-to-mill processes.

•	Regional Organisational Structure

To further strengthen the new Regional Organisational Structure and to optimise the supporting structures in the West Africa, Australasia and South America Regions for appropriately resourced operational, financial and human resources functions.

•	Ore Reserve Development and Flexibility

Through increased ore reserve development to advance opening up of ore bodies to improve flexibility at the long-life shafts at Driefontein, Kloof and Beatrix. The aim is to achieve greater consistency and reliability of operational performance.

•	Energy Management and Consumption

To develop strategies for the optimisation of energy management and consumption throughout the Group. Each region needs to offset known and anticipated cost increases by saving a further 5% of electricity consumption up until the second quarter of calendar 2011.

•	Skills Requirements

To take the steps required to ensure that the Group has an adequate supply of critical skills in all key disciplines, specifically through competitive recruitment strategies and practices. Retention strategies are aimed at ensuring that existing employees are afforded opportunities for growth through improved education and training; talent management and mentorship; and leadership development.

•	Group Transformation

To significantly advance the transformation objectives of the Group in line with the requirements of the MPRDA and the associated Revised Mining Charter. These include the transformation of the Group’s Board of Directors and Executive Committee; the ongoing fulfillment of the Social and Labour Plan commitments at the South African mines; the implementation of the South Deep mining rights conversion; and the execution of the three transactions proposed for securing the 2014 requirements for Black Economic Empowerment ownership of the South African assets.

•	Stakeholder Relations Management

To further advance positive and mutually beneficial relationships between the company and its many stakeholders, specifically governments, organised labour and host communities, in each of the jurisdictions in which Gold Fields operates.

•	Growth Projects

To continue the momentum achieved in the production build-up at the South Deep project and to ensure the delivery of the milestones required to achieve the production target of between 750,000 and 800,000 ounces of gold by the end of 2014.

To complete the construction of the Athena underground mine at the St Ives mine in Australia and to commence production early in calendar 2011. Furthermore, to complete the feasibility study of the Hamlet project and to commence construction also in the first quarter of calendar 2011.

To complete the feasibility study and commence construction of the Oxide Plant at the Cerro Corona Mine in Peru during the first quarter of calendar 2011.

To complete the pre-feasibility study of the Chucapaca project which is planned for the third quarter of calendar 2011.

To continue work on the pilot plant testing at the Arctic Platinum Project.

To continue work on an 80,000 meter drill program which is underway at the Far Southeast Project.

Reserves of Gold Fields as of June 30, 2010

Methodology

Gold Fields is in the process of changing its year-end from June to December to align with the company’s peers in the gold mining industry. Consequently, the June 30, 2010 Mineral Reserves primarily reflect mining depletion of last year’s figures except where material differences were encountered for technical or economic reasons, in which case suitably revised models and schedules were implemented.

Methodology applied for the June 30, 2010 declaration:

Methodology applied
Operation	Mineral Reserves

Driefontein	30 June 2009—depleted

Kloof	30 June 2009—depleted plus exclusions of lower grade ore at 7 Shaft

Beatrix	30 June 2009—depleted plus exclusions of specific mining areas as a result of infrastructure and footprint reduction

South Deep	30 June 2009—depleted

Tarkwa	Additional exploration drilling incorporated and new model for the “Ridge” portion of Akontansi, updated Reserve costs, optimisation and schedule

Damang	Additional exploration drilling incorporated, owner mining costs and updated Reserve schedules

St Ives	Additional drilling incorporated, new models, updated Reserve schedules

Agnew	Additional exploration drilling incorporated, owner mining costs and updated Reserve schedules

Cerro Corona	Sylvita Concession, cut-back incorporated, revised costs and prices, steeper slope angles, updated Resource model, capacity of TSF increased by 6Mt grade control model included in overall

While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, industry guide number 7, only reserves at each of Gold Fields’ operations and exploration projects as of June 30, 2010 which qualify as reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “—Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution, recovery and other factors.

Gold Fields reports reserves using cut-off grades (international operations and South Deep) and pay limits (South Africa excluding South Deep) to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. Cut-off grade is the grade that distinguishes the material within an orebody that is to be extracted and treated from the remaining material. The pay limit is the grade at which an orebody can be mined without profit or loss calculated using an appropriate gold price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “—Description of Mining Business—Productivity Initiatives”. Tonnage and grade may include some mineralization below the selected pay limit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

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

For above infrastructure probable reserves, the estimates are founded on significant numbers of samples on a three-meter spacing for development, and a five-meter grid for stoping bordering these areas. In addition underground borehole spacings ranging from tens to hundreds of meters are used together with surface boreholes and seismic surveys. Blocks classified as probable (AI) are generally adjacent to blocks classified as proved. Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium- to macro-scale-sized grids ranging from 40 meter to 420 meter sizes, or through declustered averaging or Sichel “t” techniques. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

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

The below infrastructure probable reserves are based on the December 2005 pre-acquisition reserve figures as defined by an Independent Review Panel acting on behalf of the Barrick Gold—Western Areas Joint Venture between BGSA (formerly, Placer Dome South Africa Proprietary Limited) and Western Areas Limited. See “Information on South Deep, Western Areas and BGSA” and “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields as included in this annual report.”

The primary assumptions of continuity of the geologically homogenous zones are driven by the geological model, which is updated when new information arises. Any changes to the model are subject to peer, internal technical corporate consultant and independent consultant review. Historically, mining at South African deep- level gold mines has shown significant geological continuity, so that new mines were started based on limited surface borehole information. Customarily, geological models are primarily based on the definition of different facies within each conglomerate horizon. These facies are extrapolated into new, undeveloped areas taking into account any surface borehole data in those areas. Normally these facies are continuous, supported by extensive historical sample databases, and can be incorporated in the macro kriging of large blocks.

Ghana

For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100- or 200-meter grid of diamond drilling and in certain areas a 12.5 meter to 25.0 meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20 meter to 80 meter grid of combined reverse circulation and diamond drilling and, in certain areas, reverse circulation drilling on an eight-meter by five-meter drill grid.

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

Reserve Statement

As of June 30, 2010, Gold Fields had aggregate attributable proved and probable gold reserves of approximately 75.9 million ounces as set forth in the following table.

Gold ore reserve statement as of June 30, 2010(1)

	Tons	Proved reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 12 months ended June 30, 2010(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Underground (“UG”) South Africa
Driefontein (UG) (total).	15.7	7.4	3,714	46.0	9.0	13,353	61.7	8.6	17,066	628
Above infrastructure(3)	15.7	7.4	3,714	18.6	8.8	5,256	34.3	8.1	8,969	628
Below infrastructure(3)	—	—	—	27.4	9.2	8,097	27.4	9.2	8,097	—
Kloof (UG) (total)	16.4	7.4	3,934	20.5	7.9	5,225	36.9	7.7	9,159	522
Above infrastructure(3)	16.4	7.4	3,934	17.1	7.9	4,357	33.5	7.7	8,291	522
Below infrastructure(3)	—	—	—	3.4	8.0	868	3.4	8.0	868	—
South Deep (UG) (total)(6)	14.1	6.0	2,700	134.1	6.2	26,558	148.2	6.2	29,258	261
Above infrastructure(3)(6)	14.1	6.0	2,700	67.5	6.6	14,243	81.6	6.5	16,943	261
Below infrastructure(3)(6).	—	—	—	66.6	5.8	12,315	66.6	5.8	12,315	—
Beatrix (UG) (total)	10.3	4.8	1,585	25.4	5.0	4,120	35.6	5.0	5,705	386
Above infrastructure(3)	10.3	4.8	1,585	23.0	5.1	3,749	33.3	5.0	5,334	386
Below infrastructure(3)	—	—	—	2.4	4.8	371	2.4	4.8	371	—
Australia
St. Ives	1.0	5.5	183	5.4	4.8	834	6.4	4.9	1,017	199
Agnew	0.7	6.9	166	6.0	5.5	1,061	6.7	5.7	1,226	158
Total Underground	58.2	6.6	12,282	237.4	6.7	51,151	295.5	6.7	63,431	2,154
Surface (Rock Dumps)
Driefontein	—	—	—	6.8	0.7	152	6.8	0.7	152	82
Kloof	—	—	—	11.2	0.9	314	11.2	0.9	314	45
South Deep(6)	—	—	—	—	—	—	—	—	—	4
Beatrix	—	—	—	3.0	0.4	35	3.0	0.4	35	6
Surface (Production Stockpile)
Ghana
Tarkwa	2.8	0.7	64	—	—	—	2.8	0.7	64	8
Damang	—	—	—	3.3	1.1	114	3.3	1.1	114	—
Australia
St. Ives	5.2	1.0	170	—	—	—	5.2	1.0	170	—
Agnew	—	—	—	—	—	—	—	—	—	7
Peru
Cerro Corona	1.0	1.3	39	—	—	—	1.0	1.3	39	—
Surface (Open Pit)
Ghana
Tarkwa	94.5	1.3	3,983	76.3	1.2	2,961	170.8	1.3	6,944	504
Damang(5)	2.0	1.6	104	24.4	1.6	1,291	26.4	1.6	1,395	147	(4)
Australia
St. Ives(5)	1.1	2.4	84	17.9	1.8	1,019	19.0	1.8	1,103	222	(4)
Agnew(5)	—	—	—	—	—	—	—	—	—	—
Peru
Cerro Corona	19.1	1.0	636	51.9	0.9	1,541	71.0	1.0	2,177	113	(4)
Total Surface	125.7	1.3	5,080	194.9	1.2	7,429	320.6	1.2	12,507	1,139
Grand Total	183.9	2.9	17,361	432.3	4.2	58,579	616.1	3.8	75,940	3,293

	Tons	Proved reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Attributable gold production in the 12 months ended June 30, 2010(2)
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Totals by Mine
Driefontein	15.7	7.4	3,714	52.8	8.0	13,505	68.5	7.8	17,219	710
Kloof	16.4	7.4	3,934	31.7	5.4	5,539	48.1	6.1	9,473	567
South Deep(6)	14.1	6.0	2,700	134.1	6.2	26,558	148.2	6.1	29,258	265
Beatrix	10.3	4.8	1,585	28.4	4.6	4,155	38.6	4.6	5,740	392
Tarkwa	97.3	1.3	4,047	76.3	1.2	2,961	173.6	1.3	7,008	512
Damang	2.0	1.6	104	27.8	1.6	1,406	29.8	1.6	1,509	147
St. Ives	7.3	1.9	437	23.3	2.5	1,853	30.6	2.3	2,290	421
Agnew	0.7	6.9	166	6.0	5.5	1,061	6.7	5.7	1,226	165
Cerro Corona	20.1	1.0	675	51.9	0.9	1,541	72.0	1.0	2,216	113

Grand Total	183.9	2.9	17,361	432.3	4.2	58,579	616.1	3.8	75,940	3,293

Notes:

(1)	(a)

Quoted as mill delivered metric tons and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 97.0%; (2) Kloof 97.6%; (3) Beatrix 96.0%; (4) South Deep 97.3%; (5) Tarkwa 97.0% for milling, 64.0% for heap leach; (6) Damang 92.5% to 93.5%; (7) St. Ives 89.4% for milling, 55% to 75% for heap leach; (8) Agnew 94.7%; and (9) Cerro Corona 53% to 74% for gold. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.

(b)	For Driefontein, Kloof and Beatrix, a gold price of Rand 240,000 per kilogram ($925 per ounce at an exchange rate of Rand 8.07per $1.00) was applied in valuing ore reserve figures (please refer to Note 1(g) below). For the Tarkwa and Damang operations, ore reserve figures are based on an optimized pit at a gold price of $925 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,100 per ounce ($925 per ounce at an exchange rate of A$1.19 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 4% higher in South African Rand terms, 16% higher in U.S. dollar terms and 10% higher in Australian dollar terms than the prices used for the June 30, 2009 declaration and reflect the effect of a consistently increasing gold price on historical average. Gold Fields is still evaluating the overall reserve position at South Deep following its acquisition of the mine during fiscal 2007 and accordingly has included the reserves for the Upper Elsburg reefs in the Current Mine and in Phase 1 north of the Wrench Fault and also Phase 1 south of the Wrench Fault (above mine infrastructure) as remodeled, re-evaluated, designed and scheduled in accordance with Gold Fields’ standards and procedures. The remainder of the reserves are as declared by the Barrick Gold—Western Areas Joint Venture (now, the South Deep Joint Venture) as at December 31, 2005, before its acquisition by Gold Fields. These historical reserves were calculated using a Rand price of 87,193 per kilogram ($400 per ounce at an exchange rate of Rand 6.78 per $1.00). For the Cerro Corona gold reserves, the optimized pit is based on a gold price of $925 per ounce and a copper price of $2.40 per pound, which, due to the nature of the deposit and the importance of net smelter returns, need to be considered together.

(c)	For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple orebody styles and mining methodologies. The mine dilution factors are as follows: (i) Driefontein 23%; (ii) Kloof 27%; (iii) Beatrix 23%; (iv) South Deep 6%; (v) Tarkwa 11%; (vi) Damang 15% for hydrothermal and 20 cm for each of the hanging wall and footwall for paleoplacer; (vii) St. Ives 6% to 13% (open pits) and 2% to 47% (underground); (viii) Agnew 12% to 38%; and (ix) Cerro Corona 0%.

(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined orebody at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 81%; (ii) Kloof 77%; (iii) Beatrix 50%; (iv) Tarkwa 98%; (v) Damang 100%; (vi) St. Ives 90% to 99% (open pits) and 75% to 95% (underground); and (vii) Agnew 100%. The methodology of this factor is currently being reviewed across the operations, and South Deep continues to be excluded from this summary pending completion of the review of the original acquisition model.

(e)	The pay limit (South African operations) and cut-off grade (International operations) vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) Driefontein 1,170 cm.g/t; (ii) Kloof 1,310 cm.g/t; (iii) Beatrix 840 cm.g/t; (iv) South Deep 4.0g/t (at South Deep, the values are expressed in g/t, as focus is on tonnage rather than square meters, and they are only applicable to the area remodeled by Gold Fields); (v) Tarkwa 0.31 g/t for heap leach and 0.44 g/t for mill feed; (vi) Damang 0.70 g/t for fresh ore and 0.38 g/t for oxide ore; (vii) St. Ives 0.7 g/t for heap leach, 0.7 g/t for mill feed—open pit, and 1.7 g/t to 3.3 g/t for mill feed— underground; (viii) Agnew 0.37 g/t for mill feed—stockpiles, and 3.1 to 4.4 g/t for mill feed— underground; and (ix) Cerro Corona $13.95 net smelter return (combined copper and gold).

(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant.

(g)	Due to the change in fiscal year end from June 30 to December 31 going forward, the South African pay limits used for reserves are based on the June 30, 2009 estimate of Rand 230,000 per kilogram ($800 per ounce at an exchange rate of Rand 8.07 per $1.00). The South African June 30, 2009 reserves have been depleted for mining and take into consideration (a) for Driefontein, the suspension of operations at Shaft No. 9; (b) for Kloof, the exclusion of lower grade ore removal from the Shaft No. 7 profile, based on the latest evaluation and (c) for Beatrix, the exclusions of G-Block and the south-western corner at the South Section due to economics and a desire to reduce Gold Fields’ environmental footprint, together with the inclusion of a small amount of surface material.

(2)	Actual gold produced after metallurgical recovery.

(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level. The current studies for below infrastructure reserves at Driefontein, which contemplate accessing the area via a sub-vertical shaft complex, are currently being reviewed versus multiple declines, which may materially impact the below infrastructure reserve ounces at this operation.

(4)	Includes some gold produced from stockpile material, which cannot be separately measured.

(5)	Excludes inferred material within the pit design.

(6)	See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report” and note (1)(b) above.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as of June 30, 2010 that are attributable to Gold Fields.

Copper ore reserve statement as of June 30, 2010(1)(2)

	Tons	Proved Reserves Grade Cu	Cu	Tons	Probable Reserves Grade Cu	Cu	Tons	Total Reserves Grade Cu	Cu	Attributable copper production in the 12 months ended June 30, 2010
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit) Peru
Cerro Corona	20.1	0.5	233	51.9	0.5	555	72.0	0.5	788	73.7

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factor for copper at Cerro Corona is 65% to 90%.

(2)	For the copper reserves, the optimized pit is based on a gold price of $925 per ounce and a copper price of $2.40 per pound, which, due to the nature of the deposit, need to be considered together.

Gold and copper price sensitivity

The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices significantly different than the gold price of $925 per ounce used to estimate Gold Fields’ attributable gold reserves (excluding copper) of 75.9 million ounces of gold as of June 30, 2010 listed above, Gold Fields’ operations would have had materially different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ reserves as of June 30, 2010 listed above, but applying different gold prices that are 10% above and below the $925 per ounce gold price used to estimate Gold Fields’ attributable reserves, the attributable gold reserves of Gold Fields’ operations, excluding South Deep, would have been as follows:

	$833/oz	$925/oz	$1,017/oz
	(‘000 oz)
Driefontein(1)	16,359	17,219	17,683
Kloof(1)	8,409	9,473	9,940
Beatrix(1)	4,977	5,740	6,492
Tarkwa	6,247	7,008	8,114
Damang	1,323	1,509	1,650
St. Ives	2,112	2,290	2,703
Agnew	1,102	1,226	1,333
Cerro Corona(2)	2,216	2,216	2,216

Notes:

(1)	South African operations’ reserves include run-of-mine ore stockpiles and low-grade strategic stockpiles. Gold Fields is still evaluating the overall reserve position at South Deep following its acquisition of the mine during fiscal 2007. It has included the Phase 2 reserves for South Deep declared by the Placer Dome—Western Areas Limited Joint Venture as at December 31, 2005, calculated using a U.S. dollar price of $400 per ounce and has updated to June 30, 2009 for remodeling of the Upper Elsburg reefs in the Current Mine, Phase 1 north of the Wrench Fault and also Phase 1 south of the Wrench Fault (above mine infrastructure). Therefore, it is not feasible to present a comparable sensitivity analysis for South Deep. See “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

(2)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona mine. A decrease of 10% in gold prices is insufficient to affect the level of gold reserves.

The London afternoon fixing price for gold on November 26, 2010 was U.S.$1,355 per ounce. Gold Fields’ attributable gold reserves decreased from 78.9 million ounces at June 30, 2009 to 75.9 million ounces at June 30, 2010, primarily due to mining depletion.

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

The London Metal Exchange, or LME, cash buyer price for copper on November 26, 2010 was U.S.$8,289 per ton.

Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, nor should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold or copper price or what Gold Fields’ reserves will be at any time in the future. See “Risk Factors—Gold Fields’ reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.”

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

The Witwatersrand Basin comprises a 6,000 meter vertical thickness of sedimentary rocks, extending laterally for some 350 kilometers northeast to southwest by some 1,200 kilometers northwest to southeast, generally dipping at shallow angles toward the center of the basin. The basin outcrops at its northern extent near Johannesburg but to the west, south and east it is overlaid by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

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

For a discussion of the geological features present at the Tarkwa, Damang, St. Ives, Agnew and the Cerro Corona mines, see the geology discussion contained in the description of each of those mines found below under “—Gold Fields’ Mining Operations—Ghana Operations—Tarkwa Mine,” “—Gold Fields’ Mining Operations—Ghana Operations—Damang Mine,” “—Gold Fields’ Mining Operations—Australia Operations—St. Ives,” “—Gold Fields’ Mining Operations—Australia Operations—Agnew”, “—Gold Fields’ Mining Operations—Peru Operations—Cerro Corona”.

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

Mining

Gold Fields currently mines only gold and copper, with silver as a by-product. The mining process can be divided into two principal activities: (i) developing access to the orebody; and (ii) extracting the orebody once accessed. These two processes apply to both surface and underground mines.

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

Extracting the Orebody

Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis. At Driefontein, Kloof and Beatrix, the broken ore is scraped into and down gullies to ore passes, where it is channeled to the crosscut below. The ore is then hauled by rail to shaft ore passes, where it is tipped into loading stations for hoisting to the surface. At South Deep, now a fully mechanized mine, ore is hauled by trucks along decline corridors to ore pass systems which connect to corridor crosscuts below. The ore is then transported by rail and tipped into loading stations for hoisting to the surface. At the Australian operations, the broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface via the decline. Mining methods employed at Gold Fields’ conventional operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining while at South Deep, horizontal and inclined de-stress mining, drift-and-bench as well as long hole stoping are applied. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling.

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

Each operation compiles a detailed one-year operational plan that rolls into a life of mine, or LoM, plan prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Gold Fields Executive Committee, or the Executive Committee. See “Directors, Senior Management and Employees—Executive Committee”. The operational plan is presented to the Executive Committee, which takes it to the Gold Fields Board of Directors, or the Board, for approval before the commencement of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 100 million (South Africa), A$15 million (Australia) and U.S.$15 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board.

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

Processing

Gold Fields currently has 15 gold processing facilities (eight in South Africa, three in Ghana, three in Australia and one in Peru) which treat ore to extract gold and, in the case of Cerro Corona, copper and gold. A typical processing plant circuit includes two phases: comminution and treatment.

Comminution

Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Most of Gold Fields’ milling circuits utilize SAG milling where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a pre-determined size before proceeding to the treatment phase.

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

Project 1M—One-meter extra face advance is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5% and 10% per annum, based on financial year 2009 actuals. This should translate to similar improvements in tons broken over the same period. This should be achieved through the following key improvement initiatives:

•	drilling and blasting practices to improve advance per blast;

•	support, cleaning and sweeping practices to improve blasting frequency;

•	mining cycle, labor availability and training; and

•	improved pay face availability.

Project 2M—Mechanization of flat-end development, which is development on the horizontal plane, is a technology sub-group initiative aimed at mechanizing all flat-end development at the long-life shafts of Driefontein, Kloof and Beatrix. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility. The project achieved a mechanized rate of 68% of flat-end development at the long life shafts by June 30, 2010. South Deep is excluded as it is already a fully-mechanized mine.

Project 3M is a suite of projects focused on reducing energy and utilities consumption, work-place absenteeism and surface costs, including supply chain costs. Project 3M comprises:

The Energy and Utilities Project focuses on reducing, by 10% by fiscal 2012, the consumption of power, compressed air and water. This project is driven primarily at reducing the safety risk to employees of interruptible power supply, maintaining the integrity of equipment and machinery in the face of power supply risks and minimizing the erosion of operating margins due to higher power tariffs and oil prices.

Some of the key initiatives include on-line monitoring of power consumption, main fan inlet-vane control, energy-efficient lighting, energy-efficient machinery and equipment, and reducing compressed air and water usage through stope shut-off valves. In the case of diesel, strict controls are being enforced, supported by the continued replacement of diesel with battery locomotives and outsourcing and upgrade of the old surface vehicle fleet.

The Workplace Absenteeism Project (“Unavailables Project”) focuses on reducing workplace absenteeism in order to minimize the impact of lost shifts on production. In the South Africa Region, the goal is to reduce absenteeism by 2%. Some of the key initiatives under this project include reducing unnecessary time spent by employees in training, work orientation and recruitment and healthcare assessment processes by creating a one-stop engagement and health-assessment center, particularly for Driefontein and Kloof. Stricter controls have been implemented to manage sick leave and its abuse, while maintaining focus on continual improvement of wellness programs and employee and union relations.

The Above-ground Cost Project focuses on reducing surface costs by at least R100 million per annum. Various initiatives are in place including review of surface labor, improving workshop performance, implementing salvage and reclamation programs, enhancing procurement processes, and efficient management and utilization of inventories through a vigorous application of standards and norms.

Project 4M—Achievement of the Mine Health and Safety Council (MHSC) Milestones, as agreed to on June 15, 2003. This initiative focuses on the Mine Health and Safety Council, or the MHSC, milestones agreed to on June 15, 2003 at a tripartite health and safety summit comprising representatives from the Government, organized labor unions and associations, and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. In order to meet the “noise-induced hearing loss” target, a number of action plans, based on the highest potential exposure sources, were implemented. These include, inter alia: the silencing of all auxiliary fans, pneumatic loaders and diamond drills. Progress, as of June 30, 2010, was encouraging and for the three interventions was 97.4%, 85.6% and 93.4% across all four operations.

Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the silicosis targets the company has put several interventions in place. Interventions include the upgrading of tip filters by replacing complete unit installations of additional first stage pre-filtration systems, the use of foggers, footwall treatment, and the installation of tip doors. Progress as of September 30, 2010 was 50%, 83%, 100% and 65% across all four operations which should enable Gold Fields to meet its targets. Progress against all interventions is monitored monthly and reviewed quarterly. See “Directors, Senior Management and Employees—Employees Health and Safety—Safety”.

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

Ghana

All gold produced by Gold Fields at the Tarkwa and Damang mines in Ghana is refined by Rand Refinery pursuant to two non-exclusive evergreen agreements entered into in October 2004 between Rand Refinery and

Gold Fields Ghana and between Rand Refinery and Abosso. Under these agreements, Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Under these agreements, Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of delivery. Rand Refinery receives refining fees for gold received, and a realization fee for gold refined. Each of these agreements continues until either party terminates it upon 90 days’ written notice.

Australia

In Australia, all gold produced by St. Ives and Agnew is refined by the Western Australian Mint. An evergreen agreement between St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Matthey, which became effective on September 1, 2002, has been transferred by Deed of Novation to the Western Australian Mint. The Western Australian Mint applies competitive charges for the collection, transport and refining services. The collection and transportation fees are calculated by the weight of the unrefined gold and a nominal fixed fee component. The refining fees are calculated per ounce of refined gold produced which includes small refining losses of both gold and silver, with additional assay and environmental disposal charges. The Western Australian Mint takes responsibility for the unrefined gold at collection from St. Ives and Agnew where they engage a sub-contractor, Brinks Australia. Brinks delivers the unrefined gold to the Western Australian Mint in Perth, Australia, where it is refined and the refined ounces of gold and silver are credited to the relevant metal accounts held by St. Ives and Agnew with the Western Australian Mint. St. Ives and Agnew then inform Gold Fields treasury in the corporate office in Johannesburg of the amount of fine gold available for sale in Perth, Australia. After such confirmation, Gold Fields treasury either sells the gold directly to the Western Australian Mint, at the London afternoon fixing price, or swaps it into London for a competitive fee per ounce, meaning the Western Australian Mint provides that volume of fine gold in London for sale by Gold Fields. In the case of a location swap, the Western Australian Mint is instructed to credit St. Ives’ or Agnew’s metal account held with Deutsche Bank, London. Once the gold is sold to a third-party, Deutsche Bank in London is instructed by Gold Fields to deliver the gold to the relevant counterparty bank. All silver is sold to the Western Australian Mint at market rates. The agreement with the Western Australian Mint continues indefinitely until terminated by either party upon 90 days’ written notice.

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

World Gold Council

Gold Fields supports and participates in the gold marketing activities of the World Gold Council, or WGC, and, prior to January 1, 2009, contributed to the WGC in support of its activities at a rate of $1.75 per ounce of the gold it produced in South Africa (excluding gold produced from the South Deep Project) and Australia and $1.75 per ounce of its attributable production from Tarkwa and Damang. From January 1, 2009, the amount contributed per ounce increased to $1.85 and from April 1, 2010, the amount contributed per ounce increased to $2.00 per ounce.

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

Total Operations

The following table details the operating and production results (including gold equivalents) for each of fiscal 2008, 2009 and 2010 for all operations owned by Gold Fields during that fiscal year. The results of operations for mines sold during the relevant period are included through the date of execution of the sale agreement, which was November 30, 2007 for Choco 10 in Venezuela.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	50,376	52,907	56,702
Recovered grade (g/t)	2.4	2.2	2.1
Gold produced (‘000 oz)(1)	3,915	3,691	3,841

Results of operations ($ million)
Revenues	3,206.2	3,228.3	4,164.3
Total production costs(2)	2,387.9	2,430.5	3,212.4
Total cash costs(3)	1,975.2	1,986.1	2,572.8
Cash profit(4)	1,231.0	1,242.2	1,591.5

Cost per ounce of gold ($)
Total production costs	610	659	837
Total cash costs	505	538	670
Notional cash expenditure per ounce of gold produced ($)(5)	822	763	928

Notes:

(1)

In fiscal 2008, 3.670 million ounces were attributable to Gold Fields, in fiscal 2009, 3.414 million ounces were attributable to Gold Fields, and in fiscal 2010, 3.497 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during fiscal 2010, attributable to noncontrolling shareholders in the Ghana and Peru operations during fiscal 2009 and attributable to noncontrolling shareholders in the Ghana and Venezuela operations in fiscal 2008.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

Underground Operations

The following table details the operating and production results for Gold Fields’ underground operations for fiscal 2008, 2009 and 2010. The underground operations include all of the mines in the South African operations and the underground portions of the mines in the Australian operations.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	12,017	11,541	11,714
Recovered grade (g/t)	6.7	6.2	5.7
Gold produced (‘000 oz)(1)	2,585	2,300	2,155

Results of operations ($ million)
Revenues	2,100.5	2,015.2	2,338.3
Total production costs	1,535.0	1,508.9	2,055.8
Total cash costs	1,244.7	1,216.6	1,640.0
Cash profit(2)	855.8	798.6	698.3

Cost per ounce of gold ($)
Total production costs	594	656	954
Total cash costs	481	529	761

Notes:

(1)	In fiscal 2008, 2.585 million ounces were attributable to Gold Fields. In fiscal 2009, all 2.300 million ounces were attributable to Gold Fields and in fiscal 2010, all 2.155 million ounces were attributable to Gold Fields.

(2)	Cash profit represents revenues less total cash costs.

Tons milled from the underground operations increased from 11.5 million tons in fiscal 2009 to 11.7 million tons in fiscal 2010. At the South African operations, the increase was mainly due to the planned build-up at South Deep. The amount of gold produced from underground operations increased from 2.300 million ounces in fiscal 2009 to 2.155 million ounces in fiscal 2010. This decrease was due to lower volumes as a result of safety related stoppages at Kloof. At Driefontein the decrease was due to the drop in average mining value resulting from the abandonment of high-risk higher grade areas and lower volumes from the higher grade Shafts No 4 and 5.

Surface Operations

The following table details the operating and production results (including gold equivalents) for Gold Fields’ surface operations for fiscal 2008, 2009 and 2010. Surface operations include all of the mines in the Ghana, Venezuela and Peru operations, the open pit portions of the mines in the Australian operations and the surface rock dump material at the mines in the South African operation. The results of operations for Choco 10 are included only through the date of the sale, which was November 30, 2007.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	38,359	41,366	44,988
Recovered grade (g/t)	1.1	1.0	1.2
Gold produced (‘000 oz)(1)	1,330	1,391	1,686

Results of operations ($ million)
Revenues	1,105.7	1,213.1	1,826.0
Total production costs	852.9	921.6	1,156.6
Total cash costs	730.5	769.5	932.8
Cash profit(2)	375.2	443.6	893.2

Cost per ounce of gold ($)
Total production costs	642	663	686
Total cash costs	550	553	553

Notes:

(1)	In fiscal 2008, 1.085 million ounces were attributable to Gold Fields, in fiscal 2009, 1.114 million ounces were attributable to Gold Fields and in fiscal 2010, 1.342 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations in fiscal 2010, attributable to noncontrolling shareholders in both the Ghana and Peru operations in fiscal 2009 and attributable to noncontrolling shareholders in Ghana and Venezuela in fiscal 2008.

(2)	Cash profit represents revenues less total cash costs.

Tons milled and treated from the surface operations increased from 41.4 million tons in fiscal 2009 to 45.0 million tons in fiscal 2010, because of increases at Cerro Corona, Tarkwa and Kloof.

Driefontein Operation

Introduction

The Driefontein gold mine is located in the Gauteng Province of South Africa in the Far West Rand mining district, some 70 kilometers southwest of Johannesburg. Driefontein operates under mining rights covering a total area of approximately 8,600 hectares. It is an underground mine with nominal surface reserves represented by rock dumps that have been accumulated through the operating history of the mine. Driefontein has multiple operating shaft systems and three metallurgical plants and operates at depths of between 700 meters and 3,420 meters below surface. The Driefontein operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2010, it produced 0.710 million ounces of gold. As of June 30, 2010, Driefontein had approximately 18,200 employees, including approximately 1,300 employed by outside contractors.

History

Driefontein was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines. Gold mining began at Driefontein in 1952.

Geology

Driefontein is located in the West Wits Line that forms part of the Far West Rand of the Witwatersrand Basin. The operation is geologically divided into an eastern section and a western section, separated by a bank anticline and associated faulting. Gold mineralization at Driefontein is contained within three reef horizons. The Carbon Leader Reef, or Carbon Leader, the Ventersdorp Contact Reef, or the VCR, and the Middelvlei Reef, or the MVR, occur at depths of between 500 meters and 4,000 meters. Stratigraphically, the Carbon Leader is situated 40 to 70 meters below the VCR and MVR and is a generally high-grade reef comprising different facies and dips to the south at approximately 25 degrees. The Carbon Leader subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The MVR is a secondary reef, situated approximately 50 meters above the Carbon Leader, and, at present, it is a minor contributor to reserves and production. The average gold grades vary with lithofacies changes in all of the reefs.

Mining

In the northern, older portions of Driefontein, which include Shafts No. 2, 6 and 8, production is focused on remnant pillar extraction and accessing and mining of secondary reef horizons. In the southern, newer portions of the mine, which include Shafts No. 1 and 4, the focus is on scattered or longwall mining. In the western portion of the mine, at Shafts No. 10 and 6 Tertiary, reclamation and cleaning operations are being conducted. The shafts at the deepest levels of the mine, consisting of Shaft No. 1 Tertiary and Shaft No. 5 Sub-Vertical, employ the closely spaced dip pillar mining method. This method provides additional mining flexibility.

Reviews of pillar mining were also conducted during the year, which led to the stoppage of extraction of numerous higher-grade pillars across the mine. These stoppages had a significant impact on gold production during the year.

Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	5,981	6,217	6,084
Recovered grade (g/t)	4.8	4.2	3.6
Gold produced (‘000 oz)	928	830	710

Results of operations ($ million)
Revenues	756.8	726.5	770.9
Total production costs(1)	477.6	448.7	579.1
Total cash costs(2)	384.5	373.8	490.4
Cash profit(3)	372.3	352.7	280.5

Cost per ounce of gold ($)
Total production costs	515	541	816
Total cash costs	414	450	691

Notional cash expenditure per ounce of gold produced ($)(4)	584	610	923

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	Cash profit represents revenues less total cash costs.

(4)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

The decrease in tonnage from fiscal 2009 to 2010 was primarily due to reduced mining volumes at Shafts No. 1, 2, 4 and 5. This was as a result of the loss of flexibility arising from the abandonment of the high-risk areas, restrictions placed on labor during night shift due to seismic risk, and loss of production shifts due to safety-related stoppages imposed by the DMR and the mine itself. Gold production decreased primarily due to a drop in average mining value due to the abandonment of high-risk higher grade areas and the lower volumes from the higher grade Shafts No. 4 and 5. Gold Fields experienced an increase in total cash costs and total production costs per ounce of gold from fiscal 2009 to fiscal 2010 at Driefontein, mainly due to increased costs and lower production.

In fiscal 2010, Driefontein continued to focus on the implementation of various new technologies and initiatives aimed at enhancing the health and safety of employees, improving mining efficiencies and streamlining the mining process. These initiatives included the introduction of electro-hydraulic loaders, new era locomotives and development drill rigs.

The Driefontein operation is engaged in both underground and rock dump mining, and is thus subject to all of the underground and rock dump mining risks discussed in “Risk Factors”. The primary safety challenges facing the Driefontein underground operation include falls of ground, seismicity, flammable gas, water intrusion and temperatures. Water intrusion is dealt with through drilling, cementation sealing techniques and an extensive water-pumping network. Also, because rock temperatures tend to increase with depth, Driefontein requires an extensive cooling infrastructure. Driefontein has instituted a number of initiatives to reduce the risks posed by seismicity, including a detailed analysis of previous seismic events, precondition blasting and backfilling, the use of a support system to reduce the impact of seismic ground motion and to monitor seismic risk parameters to allow quicker reactions to changes. Centralized blasting systems have also been installed to allow better control of blasting so that most of the mine seismicity is triggered during off-shift periods. In addition, during fiscal 2009, Driefontein adopted a revised stope support standard in all areas with friable hangwall and in areas that have the Westonaria Formation Lava hangwall. Continued reviews of remnant and pillar mining areas were also conducted during the year leading to the stoppage of extraction at numerous higher risk areas across the mine. These stoppages reduced the falls of ground incidents in fiscal 2010, improving mine safety. Driefontein has contracted with external seismologists and rock engineers as a seismic task team to assess and improve seismic strategies.

On January 24, 2008, Gold Fields suspended all mining activity at its South African operations, due to Eskom advising their key industrial consumers, including Gold Fields, that they could not guarantee supply. On January 28, 2008, the power supply was restored to 71% of total average consumption allowing Gold Fields to begin ramping up production at its South African operations. Since March 2008, the total power available to Gold Fields’ South African mines has been sufficient for the planned mining operations. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition”. Driefontein participates in Project 3M to, among other things, reduce energy and utility consumption.

As a result of the electricity issues in January 2008, and capital allocation decisions, sinking operations at Shaft No. 9 have been suspended indefinitely. Gold Fields plans to continue to perform essential maintenance on the shaft so that the deepening project may be resumed quickly if Gold Fields decides to do so. In the interim,

Driefontein will continue with the drilling program in the area below the lowest area currently being mined, targeting the area expected to be accessed by Shaft No. 9. Gold Fields is also conducting an optimization study on mining below current infrastructure. This study is currently investigating a viable alternative to the Shaft No. 9 project, such as a phased mini-decline system.

Driefontein continued to process low-grade surface material in fiscal 2010, for which the biggest risk is a decrease in grade of the remaining dumps. In order to manage this risk, the grade of the rock dumps is monitored on a daily basis. Grade management is undertaken through the screening of material to separate out the smaller fraction sizes of ore, which tend to be of higher grade. This process reduces the tonnage that will be available for processing. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. Driefontein has a risk management system in place that guides the mining of the rock dumps to minimize these risks.

In total, during fiscal 2010, there were nine fatalities at Driefontein. Of these, two were due to seismic events, three were due to trucks and tramming, two were due to gravity falls of ground, one was due to heat, one was due to exposure to noxious gas and one was due to a locomotive accident. Since June 30, 2010, there have been three fatalities to date. The serious injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2010 was 3.6 serious injuries for every million hours worked, as compared to a serious injury frequency rate of 3.0 for fiscal 2009 and 4.4 for fiscal 2008. The fatal injury frequency rate increased from 0.16 in fiscal 2009 to 0.19 fatalities for every million hours worked in fiscal 2010. In fiscal 2008, the fatal injury frequency rate was 0.26 fatalities for every million hours worked. A major source of accidents in the mine remains falls of ground, which make up about 18% of all accidents. Based on the results of the Presidential Safety Audit conducted in 2007, as well as the Du Pont audit in fiscal 2009, Gold Fields is designing a safety management system called the Safe Production Management System to address outstanding issues identified and to assist Driefontein and the other South African operations to improve health and safety to best practice levels. The mine also continued with the Masiphephe safety program, which incorporates elements of the Safe Production Management System, during the year. On July 19, 2010, the mine completed in excess of 1.6 million fatality-free shifts, which is a record achievement for the mine and set a new benchmark for deep-level gold mining in South Africa. Driefontein again maintained its Occupational Health and Safety Assessment Series, or OHSAS 18001 certification, through external audits conducted in fiscal 2010.

During fiscal 2010, after each major mine incident or accident, Driefontein received, and complied with, various instructions to halt operations from the Principal Inspector of the Gauteng area of the DMR. During December 2009, the mine was closed for a week due to rescue and recovery efforts after a seismic event. As part of Gold Fields’ compliance with these instructions, Driefontein participated in the Health and Safety Audit which checked legal compliance of the mine. The DMR has expressed its satisfaction with the mine’s remedial measures. See “Directors, Senior Management and Employees—Employees—Safety”.

During fiscal 2010, there were two industrial actions that affected production at Driefontein. On October 29, 2009 and December 17, 2009 unauthorized days of mourning were held. Additional production was lost due to high non-available labor caused by unrest in the unsponsored settlement near Gold Fields’ property, where a small portion of Driefontein employees have taken-up residence, from January 26, 2010 to January 29, 2010. For more information about labor relations at Driefontein, see “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa”. Driefontein’s productivity improvement strategies continue to be hampered by high levels of worker absenteeism. Although the mine has succeeded in reducing the absenteeism rate, the sick rate, which is one factor of the absenteeism rate, remains an area of concern. Driefontein is continuing with a wellness program as an initiative aimed at improving the health of employees generally. The previous shortage of skilled labor at Driefontein has been eased following closures in other areas of the mining industry.

The total shaft hoisting capacity of Driefontein is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	105,000
No. 2	165,000
No. 4	107,000
No. 5	150,000
No. 6(1)	96,000
No. 7	190,000
No. 8	96,000
No. 10(1)	121,000

Note:

(1)	Shafts No. 6 Tertiary and 10 are currently only operated on a limited scale, with the focus on reclamation and cleaning.

Assuming that Gold Fields does not increase or decrease reserve estimates at Driefontein and that there are no changes to the current mine plan at Driefontein, Driefontein’s June 30, 2010 proven and probable reserves of 17.2 million ounces (9.1 million ounces if excluding Shaft No. 9) of gold will be sufficient to maintain production through approximately fiscal 2042 (fiscal 2029 if excluding Shaft No. 9). However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which thus could materially change the life of mine. Driefontein achieved full compliance certification under the International Cyanide Management Code in October 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2010, for each of the plants at Driefontein:

Processing Techniques
Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(2)	Average milled for the year ended June 30, 2010	Approximate recovery factor for the year ended June 30, 2010(4)
				(tons/month)	(tons/month)
No. 1 Plant	1972	SAG milling	CIP treatment and electrowinning	240,000	239, 143	97%
No. 2 Plant	1964	SAG/ball milling	CIP treatment (3)	200,000	178,561	91%
No. 3 Plant	1998	SAG milling	CIP treatment (3)	115,000	89,199	91%

Notes:

(1)	No. 1 Plant was substantially upgraded in fiscal 2004, and No. 2 Plant was substantially upgraded in fiscal 2003. No. 3 Plant was originally commissioned as a uranium plant and was upgraded to a gold plant in 1998. Therefore, No. 3 Plant lists the year commissioned as a gold plant.

(2)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(3)	After CIP treatment, electrowinning occurs at No. 1 Plant.

(4)	Percentages are rounded to the nearest whole percent.

In fiscal 2010, the Driefontein plants collectively extracted approximately 96% of the gold contained in ore delivered for processing.

Capital Expenditure

Gold Fields spent approximately $150 million on capital expenditures at the Driefontein operation in fiscal 2010, primarily on the Shaft No. 4 pillar extraction project, the Uranium Project feasibility study, ore reserve development, continuing mechanization and a residential area upgrade. Gold Fields has budgeted $74 million for the six month period ending 31 December 2010 and approximately $155 million of capital expenditures at Driefontein for fiscal 2011, principally for the Shaft No. 4 pillar extraction project, ore reserve development and a residential area upgrade.

Kloof Operation

Introduction

Kloof is situated approximately 60 kilometers west of Johannesburg, near the towns of Carletonville and Westonaria in the Gauteng Province of South Africa. The Kloof mine operates under mining rights covering a total area of approximately 20,100 hectares. It is principally an underground operation, with surface rock dump material being processed at the Kloof No. 1 Plant. Kloof currently has five operating shaft systems serviced by the Kloof No. 2 Plant, with surplus ore treated at the South Deep plant. Kloof is an intermediate to ultra-deep-level mine, with operating depths between 1,300 meters and 3,500 meters below surface. The Kloof operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2010, it produced 0.567 million ounces of gold. As of June 30, 2010, Kloof had approximately 16,700 employees, including approximately 1,300 employed by outside contractors.

History

Kloof’s present scope of operations is the result of the consolidation of the Kloof, Libanon, Leeudoorn and Venterspost mines. Gold mining began in the area now covered by these operations in 1934.

Geology

The majority of production at Kloof is from the Ventersdorp Contract Reef, or the VCR, which occurs at depths of between 1,300 meters and 3,350 meters below surface. The VCR is a tabular orebody that has a general northeast-southwest strike and dips to the southeast at between 20 and 45 degrees. The Middelvlei Reef, or the MVR, is classified as Kloof’s secondary reef and further minor production volumes are delivered from the Kloof Reef, or KR, and Libanon Reef, or LR.

Kloof lies between the Bank Fault to the west, and the north trending West Rand Fault to the east. The latter truncates the VCR along the eastern boundary of the mine, with a 1- to 1.5-kilometer up throw to the east. Normal faults are developed sub-parallel to the westerly dipping West Rand Fault, with sympathetic north- northeast trending dykes that show little to no apparent offset of the stratigraphy. A conjugate set of faults and dykes occurs on a west-southwest trend, with throws of 1 to 50 meters. Structures that offset the VCR increase in frequency toward the southern portion of the mine as the Bank Fault is approached.

Mining

The current preferred mining method at Kloof is breast stoping with closely spaced dip pillar mining, with limited application of longwalling and remnant pillar mining in the mature areas. Shafts No. 1, 3, 4 and 7 provide the main centers of current production at Kloof.

In fiscal 2010, Kloof’s production was severely affected by damage to the Shaft No.1 infrastructure due to a burst pump column. Alternative pumping mechanisms have since been installed and production levels have been partially restored. The burst pump column is expected to be fully repaired by December 2010. Production was also affected by numerous safety-related shaft and full mine production stoppages that were imposed by the DMR or required by management as well as by underground fires at Shafts No. 1 and No. 7.

Over the last several years, the planned extraction schedule for the Shaft No. 1 pillar, or the Main Shaft Pillar, in the VCR, was reduced from an initial 6,000 square meters per month to approximately 2,000 square meters in order to decrease seismicity. Recent work by Gold Fields and Groundwork Consulting (Pty) Ltd. indicated that, towards the latter stages of extraction, the sub-vertical shaft barrels would be threatened and would necessitate a replacement infrastructure, hence alternative scenarios that are being reviewed include not mining the inner section of the pillar in order to protect the Main Shaft infrastructure.

The profile for Shaft No.7 has also been significantly reduced and simulations of building up Shaft No. 4 production to replace the declining Shaft No. 7 profile are underway. Shaft No. 8 is predominantly mining the lower-grade MVR with reduced remnant mining on the VCR horizon.

Short-term grade management is well-entrenched at Kloof and initiatives to drive the Mine Call Factor, or MCF, and quality mining are in to place to help achieve the full potential of the mining grade. The objective of the MCF program is to reduce the gap in grade between the stope face and the plant, by optimizing the size of rock fragments delivered to the plant and ensuring effective cleaning of ore accumulations.

Further work with regard to the 55 Line Decline project has indicated that approximately 60% of the ore reserves for the project lie above current infrastructure. An investigation into the possibility of accessing this portion of the project ore reserve without significant capital outlay or shaft infrastructure is underway. Planned infill drilling at Shaft No. 4 will further test the extent of certain higher-grade facies below the current infrastructure. Additional drilling is also planned to target the MVR area to the south of Shaft No. 1 sub-vertical and Shaft No. 8.

In line with the overall Gold Fields productivity initiatives, Kloof continues to focus on optimizing the safety of mine design and configuration of the mine, and ensuring that the high-productivity drivers of workforce motivation and competence are addressed through training and incentive schemes. The optimization of ore flow routes, surface and underground infrastructure, and ore body extraction, as well as footprint reduction initiatives, have been incorporated into the fiscal 2011 operational plan.

Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	3,953	3,319	4,299
Recovered grade (g/t)	6.5	6.0	4.1
Gold produced (‘000 oz)	821	643	567

Results of operations ($ million)
Revenues	660.9	562.3	613.2
Total production costs(1)	445.6	413.7	548.4
Total cash costs(2)	354.6	328.7	435.5
Cash profit(3)	306.3	233.6	177.7

Cost per ounce of gold ($)
Total production costs	543	643	968
Total cash costs	432	511	769
Notional cash expenditure per ounce of gold produced ($)(4)	602	698	1,053

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	Cash profit represents revenues less total cash costs.

(4)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

The increase in tonnage from fiscal 2009 to 2010 was primarily as a result of the increase in surface tons milled during fiscal 2010. Gold production for fiscal 2010 decreased by 12% to 0.567 million ounces from 0.643 million ounces in fiscal 2009, due to the lower volumes mined as a result of numerous stoppages during the year. Recovered grade decreased from 6.0 g/t in fiscal 2009 to 4.1 g/t in fiscal 2010, primarily due to the higher proportion of lower-grade surface tons processed during fiscal 2010 as part of the processing optimization effort and due to the reduction in higher grade underground volumes due to the factors referred to above. Total cash costs per ounce increased in fiscal 2010, due to cost increases relating to annual wage increases, electricity tariff increase exacerbated by the lower production.

The Kloof operation is engaged in underground and rock dump mining, and is thus subject to all of the underground and rock dump risks discussed in “Risk Factors”. A significant challenge facing the Kloof operation is seismicity, and a lesser risk is flammable gas. Gold Fields seeks to reduce the impact of seismicity at Kloof by using the closely spaced dip pillar mining method. In addition, during fiscal 2009, Kloof adopted a revised stope support standard in all areas with friable hangwall and in areas that have the Westonaria Formation Lava hangingwall. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Kloof also requires extensive cooling infrastructure to maintain comfortable conditions for workers due to the extreme depth of its operations.

As discussed, the Kloof operation experienced a total suspension of production during the third quarter of fiscal 2008 due to power constraints. See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition”. An application for additional power was made to Eskom in fiscal 2009. This has been granted and Kloof is now permitted a greater power allocation than it used to have prior to the power crisis. This additional power is required for the installation of new ventilation equipment and the running of the mills at higher capacity. In addition, in the unlikely event of a total power outage for a prolonged period, Kloof has installed and commissioned an emergency generation plant to allow mine personnel to be evacuated speedily. Kloof participates in Project 3M to, among other things, reduce energy and utility consumption.

Seven workers lost their lives at Kloof in fiscal 2010, in seven separate incidents. Two were due to tool and equipment accidents, two were due to gravity falls of ground, one was due to a mechanical loader accident, one was due to a tramming accident and one was due to a mud rush. Since June 30, 2010, there have been two fatalities at Kloof. The serious injury frequency rates (see “Defined Terms and Conventions”) at Kloof in fiscal 2010, 2009 and 2008 were 2.6, 3.3 and 6.3 injuries per million hours worked, respectively. The fatality frequency rate in fiscal 2010, 2009 and 2008 was 0.15, 0.23 and 0.33 fatalities per million hours worked, respectively. Shaft No. 1 achieved one million fatality-free shifts in June 2010. Management is committed to reducing serious injuries and fatalities at Kloof through its safety programs, including the Kloof Ke Yone program to motivate front-line supervisors. To date, almost 100% of employees at Kloof have been through Self-Mastery Training and positive feedback on the program has been received. See “Directors, Senior Management and Employees—Employees—Safety”. Kloof maintained its OHSAS 18001 certification through external audits conducted in fiscal 2010.

In fiscal 2010, Kloof experienced numerous safety-related work stoppages imposed internally as well as by the DMR in relation to the fatalities discussed above. There were no strikes at Kloof in fiscal 2010.

The total shaft hoisting capacity of Kloof is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	265,000
No. 3(1)	131,000
No. 4	112,000
No. 7	176,000
No. 8	84,000

Note:

(1)	This shaft does not hoist material to the surface. It has a capacity of 131,000 tons per month for sub-surface hoisting.

Assuming that Gold Fields does not increase or decrease reserve estimates at Kloof and that there are no changes to the current mine plan at Kloof, Kloof’s June 30, 2010 proven and probable reserves of 9.5 million ounces of gold will be sufficient to maintain production through approximately fiscal 2030. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Kloof achieved full compliance certification under the International Cyanide Management Code in October 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2010, for each of the plants at Kloof:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2010	Approximate recovery factor for the year ended June 30, 2010(2)
				(tons/month)	(tons/month)
No. 1 Plant	1968	Traditional crashing and milling	CIP treatment(3)	180,000	176,020	97%
No. 2 Plant	1990	SAG milling	CIP treatment and electrowinning	150,000	155,995	98%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	After CIP treatment, electrowinning occurs at No. 2 Plant.

In fiscal 2010, the Kloof plants collectively extracted approximately 97.5% of gold contained in ore delivered for processing. Following a review of the infrastructure at No. 1 Plant, it was decided that all of Kloof’s surface material would be processed at the Kloof No.1 plant for the remainder of its operational life and only underground materials would be processed at the Kloof No. 2 plant, with overflow tonnages trucked over and processed at South Deep (which is adjacent to Kloof).

Capital Expenditures

Gold Fields spent approximately $146 million on capital expenditures at the Kloof operation in fiscal 2010, primarily on changes to high-density accommodations and building new houses for employees as part of socio-economic development programs, a refrigeration plant at Shaft No. 3, a pump system at Shaft No. 4, refurbishment of Shaft No. 2 sub-vertical steelwork and ore reserve development. Gold Fields expects to spend $89 million for the six month period ending 31 December 2010 and approximately $158 million on capital expenditures in fiscal 2011, primarily on ore reserve development, further changes to high-density employee accommodations as part of a ongoing socio-economic development program, building new low-density accommodations for Company officials, electrical system refurbishment and surface material treatment solutions such as the Python gravity plant.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, some 240 kilometers southwest of Johannesburg, near Welkom and Virginia, and comprises the Beatrix mine. The Beatrix operation was formerly known as the Free State operation.

Beatrix operates under mining rights covering a total area of approximately 16,800 hectares. Beatrix is an underground only operation. Beatrix has four shaft systems, with two ventilation shafts to provide additional up-cast and down-cast ventilation capacity and is serviced by two metallurgical plants. It is a shallow to intermediate-depth mining operation, at depths between 700 meters and 2,200 meters below surface. The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended June 30, 2010, Beatrix produced 0.392 million ounces of gold. As of June 30, 2010, Beatrix had approximately 11,800 employees, including approximately 900 employed by outside contractors.

History

Beatrix’s present scope of operations is the result of the consolidation with effect from July 1, 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

The Beatrix mine exploits the Beatrix Reef, or BXR, at Shafts No. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs are developed on the Aandenk erosional surface and dip to the north and northeast at between four degrees and nine degrees.

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

Mining

Beatrix is managed as three operational sections: the North Section (comprising Shaft No. 3), the South Section (comprising Shaft No. 2 and Shaft No. 1) and the West Section (comprising Shaft No. 4). No shafts were closed or opened in fiscal 2010.

Mining at Beatrix is based upon a scattered mining method with the North Section being the primary source of production. Focus on increasing development volumes at all shafts to provide future mining flexibility and ore body definition remains essential at Beatrix. However, cessation of activities on some levels, as well as delays associated with water intersections and secondary support upgrading, resulted in a 28.8% decrease in main development volumes at Beatrix in fiscal 2010, as compared to fiscal 2009. The emphasis on development volumes is planned to continue in the six month period ending December 31, 2010 and fiscal 2011. Overall stoping volumes at Beatrix decreased by 8.4% between fiscal 2009 and 2010.

During fiscal 2010, the North Section activity focused on continued haulage development and building up stoping production to full production at the shaft. In general, development and stoping volumes were in line with expectations but were lower year on year due to hoisting constraints and revisions to the mine plan. The overall mining grade at the North Section declined year on year and gold output was affected by the lower mine call factor, or MCF, lower volumes, and the lower grades mined. Beatrix continues to seek to improve MCF at the mine. The power source being used for a variety of activities including drilling is primarily hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high-pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less electrical power usage

The South Section was repositioned during the latter half of fiscal 2009 to deliver reduced volumes at an improved grade during fiscal 2010. The volumes were reduced further at an improved grade to improve the economics and earnings at the South Section in the 12 month period ending June 30, 2011.

The performance at Shaft No. 4 was according to plan in fiscal 2010, primarily as a result of higher values mined, offset by a lower MCF.

In fiscal 2010, ongoing improvements were made to rail tracks and ventilation conditions, to increase the logistics capacity and support future mining volumes, and they are expected to continue in the 12 month period ending June 30, 2011. Lower-grade and marginal mining activities continued to be curtailed at Beatrix in fiscal 2010, despite the increasing gold price, as the mine plans to maintain operating margins.

Beatrix requires cooling infrastructure to maintain an underground working environment conducive to health and safety for workers at depth. The mine therefore has a refrigeration and cooling infrastructure in both its North and West Sections. The cooling infrastructure in the West Section consists of two bulk air coolers on surface. In the Zone 5 mining area, it consists of two bulk air coolers and some strategically placed cooling coils, and, in the North Section, it consists of a surface bulk air cooler constructed at Shaft No. 3.

Based on the higher gold price received and in anticipation of improving gold prices in the longer term, a number of incremental expansion opportunities are being examined at Beatrix. Initial development work on the Vlakpan project area commenced in fiscal 2008 which involves an extension of access levels from the infrastructure of Shaft No. 1 and Shaft No. 3. The down dip extension project to access ground below the bottom level of Shaft No. 3 has been revised due to the capital required and the hoisting constraint at Shaft No. 3. Selected high grade areas below current infrastructure will now be mined.

An extensive delineation drilling program was approved for fiscal 2010. Drilling of the surface holes at the Vlakpan area began in July 2009 and two holes have now been completed. Further holes may be planned, depending on results.

Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	3,215	2,991	3,051
Recovered grade (g/t)	4.2	4.1	4.0
Gold produced (‘000 oz)	438	391	392

Results of operations ($ million)
Revenues	359.7	339.1	424.6
Total production costs(1)	269.4	267.7	364.0
Total cash costs(2)	228.0	217.7	290.3
Cash profit(3)	131.7	121.4	134.3

Cost per ounce of gold ($)
Total production costs	615	684	929
Total cash costs	520	557	741
Notional cash expenditure per ounce of gold produced ($)(4)	724	757	985

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	Cash profit represents revenues less total cash costs.

(4)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

Total tons milled increased from 2.991 million tons to 3.051 million tons as the decrease in underground tonnage milled from fiscal 2009 to fiscal 2010 was primarily due to hoisting constraints at Shaft No. 3 during the first half of the year, offset by low grade material (selected underground and dump waste) processed at No. 2 plant. There was no low grade waste processed in fiscal 2009. Gold production was higher in fiscal 2010 and the overall recovered grade in fiscal 2010 decreased due to the milling of the lower grade material from surface.

Beatrix processed 0.190 million tons of low grade material during the year and is expected to process more of its low-grade dumps at the No. 2 Plant during the 12 month period ending June 30, 2011 by milling and treating screened waste, underground waste from the West Section, and selected waste from the northern waste dump at West Section. The increase in total cash costs per ounce of gold and total production costs per ounce of gold from fiscal 2009 to fiscal 2010 resulted primarily from increases in labor and electricity costs.

As discussed, the Beatrix operations experienced a total suspension of production during the third quarter of fiscal 2008 due to power constraints. Power has been restored to 90% of the historical average consumption profile and Gold Fields believes that Beatrix can be fully functional at current levels of electricity supply owing to the shallower depth at which Beatrix operates. Current mine planning and project implementation have taken these power constraints into account and are aligned with power availability. Beatrix participates in Project 3M to, among other things, reduce energy and utility consumption. Beatrix also participates in a carbon credit program, whereby it plans to earn carbon emission reduction credits by extracting underground methane that can be used to generate electricity.

See “Risk Factors—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition”.

The Beatrix mine is engaged in underground mining, and thus is subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety risks at Beatrix are falls of ground, tramming accidents, winches, ventilation control and flammable gas explosions. Beatrix does experience seismic events and, while the seismic risk is much lower at Beatrix than it is at Kloof or Driefontein, the operation manages these events with a seismic network consisting of several geophones.

In February 2009, Beatrix introduced “Khuseleka” (be protected) phase II, which consist of a two day theory and practical training course to improve supervisors’ understanding of certain safety requirements such as risk assessment, planned inspections and observations, and communication. The focus remains on the predominant causes of incidents, namely falls of ground, tramming and winches/rigging, which are part of a formal remedial action tracking system. Methane hazard awareness training also remains an area of focus. During fiscal 2010, following two surveillance audits, Beatrix retained its OHSAS 18001 certification. Beatrix achieved 2.7 million fatality free shifts, followed by another one million fatality free shifts during fiscal 2010, as well as a 33% improvement in all injury rates.

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

Although there was one fatality at Beatrix in fiscal 2010, Beatrix experienced no shaft closures for any material length of time due to accidents. The one fatality was due to a gravity fall of ground. Since June 30, 2010, there have been three fatalities at Beatrix to date. The serious injury frequency rate (See “Defined Terms and Conventions”) for fiscal 2010, 2009 and 2008 was 2.77, 3.84 and 2.89 serious injuries for every million hours worked, respectively. In fiscal 2010, the fatal injury frequency rate was 0.03 fatalities for every million hours worked, while it was 0.13 in fiscal 2009. In October 2007, the DMR commenced an occupational health and safety audit at all mines, including Gold Fields’ mines. The audit of legal compliance has been completed and the audit results have been received. Beatrix has implemented action plans to address any issues raised. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

There were no work stoppages due to national or local union stayaways in fiscal 2010. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa”.

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	140,000
No. 2	140,000
No. 3	165,000
No. 4	120,000

Assuming that Gold Fields does not increase or decrease reserves estimates at Beatrix and that there are no changes to the current life of mine plan, Beatrix’s June 30, 2010 proven and probable reserves of 5.7 million ounces of gold will be sufficient to maintain production through to approximately fiscal 2023. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Beatrix achieved full compliance certification under the International Cyanide Management Code in July 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2010, for each of the plants at Beatrix.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2010	Approximate recovery factor for the year ended June 30, 2010(2)
				(tons/month)	(tons/month)
No. 1 Plant	1983	SAG milling	CIP treatment	260,000	196,350	95%
No. 2 Plant	1992	SAG milling	CIP treatment	150,000	57,858	97%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

In fiscal 2010, the Beatrix plants collectively extracted approximately 95.57% of gold contained in ore delivered for processing. In fiscal 2004, Gold Fields installed a Knelson concentrator at the No. 1 Plant which removes gold earlier in the metallurgical process. A gravity concentrating circuit, which was commissioned in November 2006, was installed at No. 2 Plant in order to reduce locked-up gold in the mills and to improve the overall recovery. These improvements to capacity are expected to remain effective going forward.

Capital Expenditure

Gold Fields spent approximately $86 million on capital expenditures at the Beatrix operation in fiscal 2010, primarily on ore reserve development, upgrade to rail infrastructure from high-volume stoping areas, continuing infrastructure development at Shaft No. 3, improvements at both No. 1 and No. 2 Plants in order to achieve compliance with the International Cyanide Management Code, hydropower equipment, changes to employee hostel accommodations. Gold Fields expects to spend approximately $37 million for the six month period ending 31 December 2010 and $71 million on capital expenditures at Beatrix in fiscal 2011, primarily on ore reserve development, upgrades to rail infrastructure, continuing hostel accommodation changes, mechanization of horizontal development and the continuing infrastructure development at Shaft No. 3.

South Deep Operation

Introduction

Gold Fields acquired control of South Deep on December 1, 2006. South Deep is situated adjacent to Kloof, in the Gauteng Province of South Africa. South Deep is a capital project and remains a developing mine where currently most of the permanent infrastructure to support expanded production is under construction. During calendar 2010 the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix Gold Mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new order mining rights.

South Deep is engaged in underground mining and is comprised of two operating shaft systems, the older South Shaft complex and the newer Twin Shaft complex, as well as one metallurgical plant. The South Shaft complex includes a main shaft and three sub-vertical (SV) shafts, two of which are operational. SV2 is used to hoist rock with SV3 being used to transport personnel and materials. SV1 is on care and maintenance and only the upper half of the shaft is accessible as shaft sidewall failure damaged the lower portion of the shaft prior to acquisition by Gold Fields. The Twin Shaft complex consists of a single-barrel main shaft and an adjacent bratticed ventilation shaft, or the Twins Main Ventilation Shaft. While the Twin Shaft complex forms the center of production and capital development activities, opening up, equipping and diamond drilling operations are being conducted in the South Shaft area in order to access new mining areas. The South Shaft complex operates to a depth of 2,650 meters below surface and the Twin Shaft complex operates to a depth of 2,995 meters below surface. South Deep’s workings are at depth and therefore require a significant cooling infrastructure. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centers where it can obtain needed supplies and services. In the fiscal year ended June 30, 2010, South Deep produced 0.265 million ounces of gold. As of June 30, 2010, South Deep employed approximately 6,700 employees, including approximately 3,600 contractors.

History

The current South Deep operations derive from the Barrick Gold—Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second and third quarters of fiscal 2007. The Barrick Gold—Western Areas Joint Venture is named the South Deep Joint Venture.

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

The stratigraphic units at South Deep generally dip southward at approximately 12 to 15 degrees and the gold- bearing reefs occur at depths of 1,500 meters to 3,500 meters below surface. The gold grade generally decreases within a reef unit, gradually toward the east away from the Upper Elsburg reefs sub-crop, as sedimentary parameters influence the overall tenor of the reefs in the distal environment.

The North-South trending “normal” West Rand and Panvlakte faults, which converge on the western side of the lease area, are the most significant large-scale faults in the area and form the western limit to gold mineralization for the mine.

Production at South Deep is currently derived from the Upper Elsburg Reefs. The Upper Elsburgs occur to the East of a North-northeast striking subcrop with the overlaying VCR. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades and showing more proximal sedimentological attributes in the eastern sector of the mining authorization than the underlying Individuals.

Mining

South Deep uses trackless mechanized mining methods comprising an array of techniques and mobile machines to achieve the most efficient extraction system for a given area. The Upper Elsburgs are mined by a combination of long hole open stoping, drift-and-fill and drift-and-benching mining methods.

With future production volumes of the Upper Elsburg reefs remaining dependent on de-stress mining rates, de-stress mining on the Upper Elsburg individual horizon is drilled and cleaned by mechanized means. During fiscal 2010, the mine also commenced with long hole stoping operations at certain projects. The first trials were successful, and long hole stoping is expected to be a major component of production going forward.

South Deep, originally designed for conventional operations, has made the transition to mechanized mining. The production build-up is steadily progressing, with production from the mechanized section passing the 130,000 ton mark in May 2010. The mine passed in excess of 144, 000 tons in October 2010. During fiscal 2010, significant progress was made in removing hoisting and tramming constraints, and improving short term planning.

In order to ensure continuity in the mining operations, South Deep implemented a two blasting shift day and seven day operational week during fiscal 2010, which is expected to greatly assist in the continued production build-up at the mine.

South Deep remains a developing mine, with efforts focused on bringing the mine into full production by the end of 2014. Infrastructure development and installation progressed well during fiscal 2010. The equipping of the Twins Main Ventilation Shaft, which commenced in September 2009, passed the 2,000 meter mark in May 2010, without any injuries. The deepening of the Twins Main Ventilation Shaft commenced on April 14, 2010.

The new tailings storage facility, or TSF, required at South Deep for the life of mine production, is expected to be complete by the middle of calendar 2011. The surface prospect drilling program for the New Mine project is 55% complete, with the last drill hole expected by June 2012.

The focus for South Deep over the next five years is to complete the shaft, mining and engineering infrastructure to deliver full production by December 2014. This work is supported by increased production volumes at improved productivity levels and includes the opening up and delivery of the mechanized de-stress projects.

Detailed below are the operating and production results at South Deep for the fiscal years ended June 30, 2008, 2009 and 2010.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	1,367	1,241	1,681
Recovered grade (g/t)	5.3	4.4	4.9
Gold produced (‘000 oz)	232	175	265

Results of operations ($ million)
Revenues	184.6	155.2	288.7
Total production costs(1)	213.2	157.6	276.3
Total cash costs(2)	178.2	125.3	216.1
Cash profit(3)	6.4	29.9	72.6

Cost per ounce of gold ($)
Total production costs	919	902	1,043
Total cash costs	768	717	816

Notional cash expenditure per ounce of gold produced ($)(4)	1,253	1,403	1,640

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	Cash profit represents revenues less total cash costs.

(4)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

The increase in tonnage and gold production was due primarily to the continued build-up in mining production due to an increase in long hole stopping. Cash costs increased primarily due to the planned increase in labor in line with the project build-up as well as wage increases and normal inflationary increases partly offset by the increase in production.

South Deep is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety issues facing South Deep underground operations include seismicity (including seismic induced falls of ground) falls of ground due to gravity and the risk of pedestrians being struck by mobile equipment. Aerial support has been installed to prevent falls of ground. Strict adherence to safe operating practices and procedures are enforced to prevent pedestrians being struck by mobile equipment. South Deep is mitigating the seismic risks through de-stress mining, the application of backfill and leaving of regional support pillars. In addition, mechanized mining requires fewer workers and reduces the exposure of employees to higher risk areas. During fiscal 2009, South Deep implemented a one-pass mesh and bolt ground reinforcement and support system. Recent statistics related to falls of ground have confirmed the success of the campaign.

Gold Fields’ power needs in South Africa are increasing as it builds up production at its South Deep mine. South Deep has requested an additional allocation from Eskom, which has informally indicated that the additional requested capacity should be made available.

Annual power cost increases in excess of inflation have been approved by the national energy regulator until fiscal 2015. In order to mitigate the cost impact, numerous power saving projects have been initiated to reduce power consumption by 5% in fiscal 2011 and another 5% in fiscal 2012.

In fiscal 2010, the serious injury frequency rate (see “Defined Terms and Conventions”) was 1.11 injuries for every million hours worked, as compared to 2.08 in fiscal 2009. The fatal injury frequency rate in fiscal 2010 was 0.08 fatalities for every million hours worked. There was one fatality at the South Deep operation in fiscal 2010 related to a tramming accident. This ended 18 months of fatality free operations at South Deep. Since June 30, 2010, there has been one fatality related to a tramming accident. In May 2010 Du Pont conducted a safety audit at South Deep. South Deep has formulated action plans to address the issues identified in the audit. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

There were no labor-related work stoppages at South Deep in fiscal 2010. On November 12, 2010, the local branch of the National Union of Mineworkers declared a protected strike which ended on November 22, 2010.

The ISO 14001:2004 Environmental Management System certification was successfully maintained in fiscal 2010. During fiscal 2010, South Deep received OHSAS 18001 certification. South Deep’s certification under the International Cyanide Management Code which it received in December 2008 will be reviewed in December 2011.

The total shaft hoisting capacities of South Deep are detailed below.

Shaft System	Hoisting capacity
(tons/month)
Twins Main Shaft	175,000
Twins Main Ventilation Shaft(1)	195,000
SV2 Shaft(2)	60,000
South Main Shaft(3)	60,000

Notes:

(1)	The Twins Main ventilation shaft is under construction and is planned to have a hoisting capacity of 195,000 tons/month once commissioned at the end of fiscal 2012.

(2)	This subvertical shaft is currently being refurbished and does not hoist material to the surface. It has a capacity of 60,000 tons per month for sub-surface hoisting during the repair process. Material from SV2 is hoisted to the surface via the South Main Shaft. Therefore, the South Shaft complex has a current combined hoisting capacity of 60,000 tons per month.

(3)	This shaft is currently being refurbished and has a capacity of 60,000 tons per month during the repair process.

Assuming that Gold Fields does not materially increase or decrease reserves estimates at South Deep and that there are no significant changes to the life of mine plan, South Deep’s June 30, 2010 proven and probable reserves of 29.3 million ounces will be sufficient to maintain production through approximately fiscal 2050. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine. See also “Information on South Deep, Western Areas and BGSA” and “Risk Factors—Gold Fields has not independently confirmed the reliability of the South Deep, BGSA or Western Areas information for the period prior to their respective acquisitions by Gold Fields included in this annual report.”

Processing

All processing at South Deep is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2010 for the plant.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2010		Approximate recovery factor for the year ended June 30, 2010(2)(3)
				(tons/month)	(tons/month)
Twin Shaft Plant	2002	Primary SAG and Secondary Ball milling	Leach, CIP treatment with elution and electrowinning	220,000	140,071	(2)	97%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Excludes Kloof low grade surface material.

(3)	Percentages are rounded to the nearest whole percent.

During fiscal 2010, the South Deep plant treated an average of 0.140 million tons per month (excluding Kloof) made up of 0.124 million tons of underground material and 0.016 million tons of surface material from South Deep. Gold Fields originally planned to increase plant capacity from 220,000 tons/month to 330,000 tons/month. An additional exercise to review the viability of mining and the South Deep plant treating a further 120,000 tons per month is underway. The plant may also be expanded to include a floatation circuit, should the uranium project being considered go ahead. See “—Exploration—Project 5M”.

During fiscal 2010, 27% by mass of the annual tons milled was returned underground as backfill with the remainder sent to the TSF. The current backfill plant has the capacity to recover 45% by mass of the tons milled as backfill product. The current TSFs have a capacity of 132,000 tons per month and are reaching their limit. The construction of a new TSF for South Deep commenced in the first quarter of fiscal 2010 and is expected to be commissioned by June 2011.

Capital Expenditure

Gold Fields spent approximately $213 million on capital expenditures at the South Deep operation in fiscal 2010, primarily on continuing the infrastructure development, ventilation shaft deepening and the new tailings dam facility. Gold Fields expects to spend $125 million for the six month period ending 31 December 2010 and approximately $251 million on capital expenditures at South Deep in fiscal 2011, primarily on development, ventilation shaft deepening, the new tailings dam facility and full plant tailings backfill system.

Ghana Operations

The Ghana operations are comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

Gold Fields Ghana, which holds the interest in the Tarkwa mine, is owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the government of Ghana.

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000, together with a heap leach facility, referred to as the North Plant Heap Leach Facility. A new SAG mill and CIL plant commenced continuous operations at the Tarkwa property in November 2004. In December 2008, the expanded CIL plant was commissioned and the stacking of new ore at the South Plant Heap Leach Facility was terminated, although gold harvesting for the existing heaps will continue while it is economically viable. The expansion of the CIL Plant to incorporate a ball mill in close circuit with the SAG mill doubled the capacity of the CIL Plant to 12.3 million tons treated annually. In fiscal 2010, a High Pressure Grinding Rolls Facility was commissioned to re-treat stockpile material and to test the viability of re-treating the South Heap. The capacity of the facility is 3.3 million tons per annum. The total treatment capacity including both the North Plant and the CIL Plant is estimated to be 23 million tons per annum.

The Tarkwa mine operates under mining leases with a total area of approximately 20,800 hectares. It currently conducts only surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields’ agreement with the government of Ghana. The Tarkwa mine has access to the national electricity grid, water, road and railroad infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 70 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road. In the fiscal year ended June 30, 2010, Tarkwa produced 0.721 million ounces of gold, of which 0.512 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of June 30, 2010, Tarkwa had approximately 4,500 employees, including approximately 2,500 employed by outside contractors.

Gold Fields is committed to sustainable development and acquiring and maintaining a “social license to operate” in each of the regions in which it operates. As part of this commitment, the Gold Fields Ghana Foundation supports a wide range of projects in the fields of social and economic development, education, and health.

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

Mining

The existing surface operation currently exploits narrow auriferous conglomerates from six pits, namely Pepe, Akontansi, Teberebie, Atuabo, Maintrain and Kottraverchy. Two pits, Atuabo and Maintrain were previously temporarily suspended whilst the VRA substation was being relocated. The substation has since been commissioned and mining has resumed.

Tarkwa uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in steps of six meters (or in some cases three meters) with the ore loaded into 144-ton dump trucks.

Tarkwa currently presents no unusual challenges beyond those faced at most open pit and heap leaching mining operations, including variations in amenability of ores to leaching. However, harder ores are expected at Tarkwa which could reduce throughput and recoverable grade at the North Heap Leach facility. As yet, throughput has not been affected, but heap leach recoveries declined from 72% in fiscal 2009 to 68% in fiscal 2010 as a result of the increase in competent ore, which is less amenable to heap leaching. The operational challenges during the year consisted of initial delay in the completion of the CIL expansion project, challenges during the commissioning of the expanded plant and maintaining planned availability of an aging mining fleet.

Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	22,035	21,273	22,716
Recovered grade (g/t)	0.9	0.9	1.0
Gold produced (‘000 oz)(1)	646	612	721

Results of operations ($ million)
Revenues	531.5	537.2	790.1
Total production costs(2)	357.0	417.8	533.6
Total cash costs(3)	317.6	368.1	470.0
Cash profit(4)	213.9	169.1	320.1

Cost per ounce of gold ($)
Total production costs	553	682	740
Total cash costs	492	601	652

Notional cash expenditure per ounce of gold produced ($)(5)	753	831	743

Notes:

(1)	In fiscal 2008, 2009 and 2010, 0.459 million ounces, 0.435 million ounces and 0.513 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

In fiscal 2010, overall ore tonnage mined was similar compared with fiscal 2009. Total waste mined increased by 1.529 million ton compared with fiscal 2009 as additional equipment was added to ensure that sufficient waste was mined to meet the production profile for the life of mine. Compared to fiscal 2009 levels, gold production at Tarkwa increased in fiscal 2010 primarily because of the commissioning of the newly expanded CIL plant. Total cash costs per ounce of gold increased approximately 9% during fiscal 2010, primarily due to increased fuel, power and royalty costs.

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

The gold mining industry in Ghana has been notified by the VRA of new rates of between $0.12 and $0.165 per kilowatt hour under which the services of the VRA and the services of the transmission and distribution utility are to be billed separately. These new rates have been billed to both the Tarkwa and Damang mines. Gold Fields Ghana is a bulk permit holder, which allows it to negotiate rates with the VRA and Gold Fields Ghana began such negotiations in August 2010. See “Risk Factors—Some of Gold Fields power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields results of operations and its financial condition”.

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

Assuming that Gold Fields does not increase or decrease reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s June 30, 2010 proven and probable reserves of 9.9 million ounces (7.0 million of which were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana operations) will be sufficient to maintain production through approximately fiscal 2022. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occur. Tarkwa had no fatalities in fiscal 2010 and had no fatalities in fiscal 2009. Since June 30, 2010, there has been one fatality at Tarkwa. The serious injury frequency rate for fiscal 2010, 2009 and 2008 was 0.19, 0.3 and 0.2 serious injuries for every million hours worked, respectively. The fatal injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2010 was 0.0 fatal injuries for every million hours worked, while for 2009 and 2008 it was 0.0 and 0.2 fatal injuries for every million hours worked, respectively. OHSAS 18001 certification was maintained during the year and Tarkwa received the safety award of Most Improved Mine from the Ghana Inspector of Mines. The mine also was recertified under the ISO 14001 standard during fiscal 2009. Tarkwa achieved full compliance certification under the International Cyanide Management Code in June 2008.

Processing

Tarkwa’s ore can be processed using either conventional heap leach techniques with acceptable recoveries or SAG milling with a CIL plant. The operation incorporates two separate heap leach circuits, the North Plant and the South Plant,. The operation also incorporates a SAG mill with a CIL plant which was commissioned in 2004. An expansion of the CIL Plant to incorporate a ball mill was commissioned in December 2008. The design of a secondary crushing step on the CIL plant is currently underway. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2010, for each of the plants at Tarkwa.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2010(4)	Approximate recovery factor for the year ended June 30 2010(2)
				(tons/month)
CIL Plant	2004	SAG milling (with ball mill)(3)	CIL treatment	1,000,000	931,830	97%

North Plant Heap Leach Facility	1997	Multiple-stage crushing and screening process and agglomeration	Heap leach with ADR treatment	810,000	788,000	76%

High Pressure Grinding Rolls Facility	2010	High Pressure Grinding Roll Milling	Heap leach with ADR treatment	275,000	269,000	51%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	The ball mill was added in December 2008.

(4)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of about 64% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

The SAG Mill and CIL plant operated 6% below nameplate capacity during fiscal 2010. The amount of tonnage treated at the heap leach facilities decreased by 2.0 million tons in fiscal 2010 as a result of the CIL expansion and increasing ore competency. The CIL plant processed 11.18 million tons in fiscal 2010, as compared to 7.73 million tons in fiscal 2009. The High Pressure Grinding Rolls Facility processed 2.16 million tons in fiscal 2010.

Capital Expenditure

Gold Fields spent approximately $65 million on capital expenditures at the Tarkwa operation in fiscal 2010 (excluding $84 million spent on capital waste mining, which is expensed), primarily on the primary and ancillary mining fleet and the commissioning of the High Pressure Grinding Rolls Facility. Gold Fields has budgeted $92 million (excluding $51 million capital waste mining, which is expensed) for the six month period ending 31 December 2010 and approximately $115 million for capital expenditures at Tarkwa for fiscal 2011 (excluding $105 million to be spent on capital waste mining, which is expensed), principally for a new tailings dam and workshop expansion.

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

Damang operates under a mining lease with a total area of approximately 8,100 hectares. The Damang mine has access to the national electricity grid and water and road infrastructure. Most supplies are brought in by road from the nearest seaport, Takoradi, which is approximately 200 kilometers away, or from Accra, which is approximately 360 kilometers away by road. In the fiscal year ended June 30, 2010, the Damang mine produced 0.207 million ounces of gold, of which 0.147 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in Abosso. As of June 30, 2010, Damang had approximately 1,500 employees, including approximately 1,100 that were employed by outside contractors.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on January 23, 2002. Historically, the underground mine was in operation from 1878 until 1956.

Geology

Damang is located on the Damang Anticline, which is marked by Tarkwaian metasediments on the east and west limbs, around a core of Birimian metasediments and volcanics. Gold in the Tarkwaian metasediment and volcanics is predominantly found in the conglomerates of the Banket Formation and is similar to the Witwatersrand in South Africa; however, at Damang, hydrothermal processes have enriched much of this palaeoplacer mineralization. Within the region, the contact between the Birimian and Tarkwaian metasediment and volcanics is commonly marked by zones of intense shearing and is host to a number of significant shear hosted gold deposits including Prestea, Bogoso, and Obuasi.

Palaeoplacer mineralization occurs on the west limb of the anticline at Abosso, Chida, and Tomento, and on the east limb of the anticline at the Kwesie, Lima South, and Bonsa North locations. Hydrothermal enrichment of the Tarkwaian palaeoplacer occurs at the Rex, Amoanda, and Nyame areas on the west limb and the Damang and Bonsa areas on the east limb.

Mining

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in six-meter benches, which are then combined to form steps of three meters with the ore and waste loaded into 100-ton dump trucks. The primary operational challenges include managing the Damang Pit Cut Back, or DPCB, and maintaining adequate and timely supply of appropriate plant feed blend. There were no material stoppages to the mining operations during fiscal 2010.

During fiscal 2010, the DPCB pit remained the high-grade fresh ore feed source to the plant. Of the five Tomento pits, four were fully depleted by the end of fiscal 2008 and the oxide in the fifth pit, the Tomento pit 2, is planned for depletion during the 12 month period ending June 30, 2011. Currently, the main oxide feed sources to the plant are the Tomento East and Rex pits, which were started during the fourth quarter of fiscal 2008 and the first quarter of fiscal 2009, respectively.

The DPCB waste stripping continued in fiscal 2010. Approval was sought for additional waste stripping expenditure over the life of the pit. The waste stripping expenditure, which is projected to increase compared to the original forecast due to the increase in mining volumes and the increasing contract rates of African Mining Services (Ghana) Pty Ltd, or AMS, the main contractor at Damang, is required for the continued development of the DPCB. In addition, a scoping study supplementary to the pre-feasibility study was completed to evaluate the underground mining potential at Abosso Deeps, an area at the southern end of the Damang lease area near the old Abosso underground mine. The scoping study identified that additional drilling from the surface as well as a study into the feasibility of alternative mining methods were required. A second phase of drilling on Abosso Deeps was completed during fiscal 2010. Based on the results of this drilling, Gold Fields will determine whether to undertake a feasibility study. The current focus for immediate growth will be concentrated on the larger Damang and Amoanda areas prior to returning to the Abosso Deeps area.

The extension of mining activities to the old Abosso mine tailings coupled with the sterilization drilling of the proposed waste dumping area resulted in compensation needing to be paid to farmers and a resettlement of 44 property owners from four smaller villages in fiscal 2010. The sterilization program became necessary due to limited space being available for waste dumping facilities around the Damang cutback. Resettlement agreements were signed and houses were constructed for property owners in the Huni-Valley and Damang villages without any community incident. Compensation payments and resettlement efforts will be required for the Amoanda—Tomento corridor area in the 12 month period ending June 30, 2011, due to on-going extensive exploration in the area.

There was an upsurge in illegal mining on the concession at the beginning of the financial year, which was resolved through negotiations, with assistance from the District Security Committee (DISEC) of Prestea Huni-Valley, and the establishment of a task force managed by local Chiefs.

AMS performs a substantial proportion of the mining operations at Damang. In January 2006, AMS was awarded a six-year contract beginning June 25, 2005 to reflect the increased scope of works from mining the DPCB and the Damang satellite pits. In July 2008, the AMS contract was extended by three years. AMS provides employees, supplies and equipment for mining at Damang, which includes drilling, blasting and waste stripping. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract that is unavoidable or that is caused by any negligent act or omission of employees of Abosso or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Abosso can terminate its contract at any time; however, there are significant penalties associated with doing this, particularly early on in the life of the contract. In the event of termination, Abosso is under no obligation to purchase any of the AMS equipment, although, should AMS agree, it would have an option to purchase such equipment. Gold Fields has terminated the contract with AMS which termination will be effective March 24, 2011. After a study which indicated a substantial cost saving, Damang will move from the outsourced contract with AMS to owner-mining from March 2011. The company is currently purchasing the necessary fleet of vehicles, spare parts, and consumables.

A different contractor, Engineers & Planners Company Limited, performs the ore haulage contract work at Damang, using 30-ton trucks to haul the material from the various satellite pits to the Run of Mine, or RoM, pad, which is the ore stockpile dump close to the crushing plant.

Detailed below are the operating and production results at Damang for the past three fiscal years.

	Year ended June 30,
	2008	2009	2010
Tons (‘000)	4,516	4,991	5,028
Recovered grade (g/t)	1.3	1.2	1.3
Gold produced (‘000 oz)(1)	194	200	207

Results of operations ($ million)
Revenues	160.4	175.7	226.9
Total production costs(2)	131.6	144.0	135.5
Total cash costs(3)	127.8	134.4	128.7
Cash profit(4)	32.6	41.3	98.2

Cost per ounce of gold ($)
Total production costs	678	719	653
Total cash costs	658	671	621

Notional cash expenditure per ounce of gold produced ($)(5)	717	745	738

Notes:

(1)	In fiscal 2008, 2009 and 2010, 0.138 million ounces, 0.142 million ounces and 0.147 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in Abosso.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(4)	Cash profit represents revenue less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

The gold production in fiscal 2010 increased primarily due to higher grade gold and increased throughput. The grade, increased as a result of higher grade areas of DPCB and Tomento and Abosso Tailings being mined. Total production and cash costs decreased in fiscal 2010 due to an increase in gold ounces mined, offset partly by significantly increased fuel, power and royalty costs. The mill costs also increased due to an increased level of required maintenance on the processing plant.

Damang obtains its electricity indirectly from the VRA, which generates the electricity. The electricity is distributed by Electricity Company of Ghana, or ECG, which is a distributor for GRIDCo, the electricity transmission utility. The gold mining industry in Ghana has been notified by the VRA of new rates of between $0.12 and $0.165 per kilowatt hour under which the services of the VRA and the services of the transmission and distribution utility are to be billed separately. These new rates have been billed to both the Tarkwa and Damang mines. Gold Fields Ghana is a bulk permit holder, which allows it to negotiate rates with the VRA and Gold Fields Ghana began such negotiations in August 2010. See “Risk Factor—Some of Gold Fields’ power suppliers have forced it to halt or curtail activities at its mines, due to sever power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition”.

Damang has a back-up power generation facility that is owned and controlled by the mine. This is only used during power outages or reduced grid supply capacity from the VRA or the ECG.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan at Damang, Damang’s June 30, 2010 proven and probable reserves of 2.1 million ounces (approximately 1.5 million of which were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana operations) will be sufficient to maintain production through approximately fiscal 2019. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002, including to date. The serious injury frequency rate (see “Defined Terms and Conventions”) at Damang for fiscal 2010, 2009 and 2008 was 0.17, 0.33 and 0.16 serious injuries for every million hours worked.

The Damang mine has introduced a safety management system in accordance with OHSAS 18001 and, in fiscal 2010, it was again selected by the Ghana Inspector of Mines as the safest mine in Ghana. The environmental management system at the mine is certified to the ISO 14001 standard. There were no strikes or material work stoppages at Damang in fiscal 2010 or to date. Damang achieved full compliance certification under the International Cyanide Management Code in May 2008.

Processing

All ore at Damang is processed through a single facility. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2010 for the plant.

Processing Techniques
Plant	Year commissioned		Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2010	Approximate recovery factor for the year ended June 30 2010(2)
					(tons/month)
Processing Plant	1997	(3)	Primary and two-stage secondary crushing with SAG and ball milling	CIL treatment	383,000	418,857	93%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	The secondary crusher was commissioned in 2010.

Optimization of the Damang mill involves careful blending of hard and soft ores to maximize use of the milling circuit, which remains the major throughput constraint in this plant. Mining operations continue to focus on maintaining an appropriate plant feed blend.

The installation and commissioning of a secondary crusher, intended to increase the higher-grade, hard fresh ore production in the mill feed, was completed on April 30, 2010. The optimization and fine tuning of the secondary crusher to increase the performance of the plant is still in progress. Changes to the SAG mill to accommodate the new feed type are also in progress.

The walls of the East Tailings Storage Facility were raised during fiscal 2008 to increase the capacity of the facility and the work was completed during the second quarter of fiscal 2009. Damang currently has 12 to 18 months of government approved capacity at its tailings storage and waste storage facilities. Permission is being sought from the EPA to raise the tailings dam wall.

Capital Expenditure

Gold Fields spent approximately $30 million on capital expenditures at the Damang mine in fiscal 2010, primarily on exploration and installation of a secondary crusher. Gold Fields has budgeted $29 million for the six month period ending 31 December 2010 and approximately $64 million of capital expenditures at Damang for fiscal 2011, primarily for the acquisition of new mining equipment and exploration.

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

On June 26, 2002, WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million. In July 2002, WMC sold its right to royalties from the St. Ives operation to Morgan Stanley. During fiscal 2009, the gold price continued to exceed the A$600 per ounce price required to trigger the price participation royalty and, as a result, royalties of A$25.8 million (approximately U.S.$19.1 million) were expensed in fiscal 2009. During June 2008, St. Ives exceeded the threshold of 3.3 million ounces of cumulative production of gold from November 30, 2001, creating the liability to pay the 4% net smelter return royalty on subsequent ounces sold, and, as a result, additional royalties of A$20.5 million (approximately U.S.$15.2 million) were expensed in fiscal 2009.

On August 26, 2009, Gold Fields executed an agreement with Morgan Stanley pursuant to which the royalty payable by St. Ives to certain subsidiaries of Morgan Stanley was terminated for a consideration of A$308 million ($267.1 million). See “Operating and Financial Review and Prospects—Recent Developments—Termination of Royalty Over St. Ives”.

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 97,700 hectares. St. Ives is both a surface and underground operation, with a number of open pits, four operating underground mines, a metallurgical CIP plant and a heap leach facility. The St. Ives operation obtains electricity pursuant to a contract with a major mining company that expires in January 2014 and has access to water, rail, air and road infrastructure. Needed supplies are trucked in locally from both Perth and Kalgoorlie. In fiscal 2010, St. Ives produced 0.421 million ounces of gold. St. Ives had a workforce of approximately 1,100 employees as of June 30, 2010, approximately 800 of whom were employed by outside contractors.

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

Mining

St. Ives sources production from a variety of underground and surface operations. The site has a mill that treats primary ore and a heap leach facility which treats low- and marginal-grade ore. The principal production sources in fiscal 2010 included the Argo, Belleisle and Cave Rocks underground mines together with the Leviathan, Agamemnon, and Apollo open pits. The new Athena underground mine is expected to commence production in March 2011 and reach full production by the end of June 2011. The Apollo open pit also commenced operations during fiscal 2010 and has reached full production.

Argo Complex. Stoping activities at the Argo mine commenced in November 2003. Production at the Argo underground mine improved significantly in the last two quarters of fiscal 2010, achieving scheduled ounce production. Challenging ground conditions remain at depth, but due to significantly improved management, this is not expected to impact the mines production in fiscal 2010. Performance at Argo in the 12 month period ending June 30, 2011 will remain stable and in line with the production performances from quarter three and four of the fiscal 2010. Based on the June 30, 2010 reserves, Argo has a further four years of production. It is however expected that production will continue beyond this point as existing ore resources are converted and further exploration and development is performed at the Argo mine.

Greater Revenge Complex. Mining at the Greater Revenge Area commenced in 1989. The operation utilizes typical open pit and lake sediment mining methods. Further exploration and mine optimism have resulted in extensions to the Agamemnon open pit and this pit will continue through to the end of the 12 month period ending June 30, 2011.

Belleisle Underground Mine. The Belleisle deposit lies in the Greater Revenge area adjacent to the depleted Mars open pit. Development of a decline tunnel commenced in the second half of fiscal 2007 to access the

Belleisle ore body. Fiscal 2010 was a difficult year for this project due to a series of mine-related issues, dewatering, water ingress, paste fill and a significant write down of the mineral reserves which affected delivery of scheduled ounce production from the mine. Completion of the primary “heart” ore zone of Belleisle was completed in March 2010. Fiscal 2010 saw the commencement of capital development of the Niaid ore body, which is a new ore zone situated at a depth lower and to the hanging wall of the original mineralized ore zone. The Belleisle mine finally achieved steady state production the fourth quarter of fiscal 2010. Mining at the remaining reserve blocks at Belleisle will continue until June 2011, after which time the mine is scheduled to cease production.

Cave Rocks. Cave Rocks is located approximately six kilometers to the west of the Kambalda West township and was previously an open pit mine completed in 1985. The mining of a series of three open pits was completed in the first quarter of fiscal 2009. Development of an underground mine via a decline tunnel from the southern pit commenced in September 2007, with a second decline being developed from the northern pit, which commenced in November 2007. Development was based on the ore body mined in the open pits. However, during development, the geometry of the ore body was found to be different than expected in the original interpretation, being a series of lenses instead of a single sheet. This does not significantly change the stoping method but does slightly increase the quantity of development needed on a level to connect the lenses. The underground mine utilizes primarily open stoping methods without backfill to extract ore as originally planned and is currently undergoing an intensive delineation and exploration program. Based on current reserves, Cave Rocks will continue to operate until the end of calendar 2011 though this is may be extended.

Leviathan Open Pit. The Leviathan open pit is based on the expansion of a pre-existing open pit located approximately two kilometers southeast of the Lefroy processing plant. Mining of the cut back commenced in 2007, with first ore production in the fourth quarter. The mine utilizes conventional truck and shovel mining practices. Mining is planned to occur through areas previously exploited by underground mining methods, requiring special care when passing through these mined areas. Procedures based on industry best practice in the mining district have been implemented to manage the risks associated with these zones. Production continued at Leviathan throughout fiscal 2010 and is expected to continue until 2012 under current economic assumptions.

St. Ives’s exploration program in fiscal 2010 led to an improved understanding of the underlying geological mineralization of all mines, enabling consolidation of mine geology and a number of key project areas going forward. The majority of activities completed during fiscal 2010 were the focused drill out and extension of the new Hamlet ore body, situated approximately one kilometer to the east of the Athena ore body and surrounding prospective environment. See “Exploration—Near Mine Exploration”. At all mines and in particular Cave Rocks, extensional drilling continued in order to replace and extend the existing ore bodies at each of these mines. The benefits of the results achieved in fiscal 2010 include improved geological and resource models which contributed to improved mine designs and scheduling accuracy and compliance. Continued early-stage exploration and follow-up of prospective targets with first-pass exploratory drilling was also completed in a number of areas. In fiscal 2010, the exploration program included expansion of underground reserves at the Cave Rocks, Athena and the new Hamlet mine, extensional growth at Apollo open pit and future potential open pit mining areas, and selective targeting in prospective greenfield areas. Hamlet is a significant project which will contribute to the extension of the St. Ives life of mine.

The St. Ives production schedule requires that new open pit and underground mining sources are progressively accessed. The new mine developments of the Athena underground and the Apollo, Formidible and Paddy’s open pits will significantly enhance production in calendar 2011 and into calendar 2012. The Leviathan and Agamemnon open pits are expected to continue to provide the primary source of open pit ore in the 12 month period ending June 30, 2011.

Underground mining activities at Belleisle, Cave Rocks and Argo are undertaken under an agreement with Carlowen Proprietary Ltd, which trades as GBF Underground Mining, or GBF. A five-year agreement with GBF commenced in April 2004, which includes a cost-reimbursable performance-based remuneration model. In fiscal 2010, a three-year contract with extension options beyond the three years at the sole discretion of St. Ives was agreed. GBF provides all the employees and equipment necessary to complete the underground development and stoping for Belleisle, Cave Rocks and Argo. Under the terms of the agreement, Gold Fields approves all expenditures incurred and guarantees to reimburse 95% of these costs, with the remaining 5% plus any profit earned contingent on GBF achieving certain key performance indicators. Under the terms of the agreement, GBF is liable for claims arising from its performance or non-performance, and any loss, damage, injury or death related to the presence of its employees onsite. GBF is not liable for liabilities or losses that are the result of negligence or a breach of a statutory duty of the mine owner. GBF is required to ensure that it and any subcontractors have adequate insurance.

A separate two-year contract for the capital development of the new Athena underground mine was awarded to Byrnecut Mining Propriety Limited, or Byrnecut, in December 2009. Byrnecut is an access tunnel development specialist and underground contract miner. Byrnecut is liable for claims arising from its performance or non-performance, and any loss, damage, injury or death related to the presence of its employees on site. Byrnecut is not liable for liabilities or losses that are the result of negligence or a breach of a statutory duty of the mine owner. Byrnecut is required to ensure that it and any subcontractors have adequate insurance.

Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at St. Ives under an alliance agreement which was extended in January 2004 for a five-year period. In fiscal 2009, a letter of intent was agreed with Leighton that extends the existing contract and contemplates a term sheet and ultimately a new agreement for a three year term with extension options for up to two more years at the sole discretion of St. Ives. As of September 30, 2010 the new agreement had yet to be finalized. Leighton provides employees and equipment for mining ore and waste from the open pit mines. Leighton is reimbursed 100% of its approved costs and earns an additional margin payment contingent upon Leighton achieving targets in regards to certain key performance indicators. Under the terms of the agreement, Leighton is liable for claims arising from any loss and/or damage related to the negligence, injury or death of its employees on the sites. Leighton is not liable for claims or loss resulting from the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance.

Detailed below are the operating and production results at St. Ives for the past three fiscal years.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	7,233	7,262	6,819
Recovered grade (g/t)	1.8	1.8	1.9
Gold produced (‘000 oz)	418	428	421

Results of operations ($ million)
Revenues	342.1	378.6	460.6
Total production costs(1)(2)	351.4	350.3	450.6
Total cash costs(3)	276.0	280.2	318.0
Cash profit(4)	66.1	98.4	142.6

Cost per ounce of gold ($)
Total production costs	841	818	1,070
Total cash costs	661	654	755

Notional cash expenditure per ounce of gold produced ($)(5)	915	802	1,023

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

From fiscal 2009 to fiscal 2010, there was a decrease in tonnage at St. Ives with a marginally lower tonnage treated at the Lefroy Plant and a significant decrease in tonnage treated through the heap leach circuit. The reduced tonnage treated through the heap leach was the consequence of mechanical availability in the crushing and screening plant and in the stacking system. Gold production decreased from fiscal 2009 to fiscal 2010 primarily due to lower throughput tonnage. Total cash costs increased in fiscal 2010 as compared to fiscal 2009 due to general increases in the cost of consumables, labor costs, power costs and plant maintenance costs.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan at St. Ives, St. Ives’ June 30, 2010 proven and probable reserves of 2.3 million ounces will be sufficient to maintain production through approximately fiscal 2015. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. Seismicity is the primary underground safety risk with mining increasingly occurring at depths below 500 meters. The risk is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. No fatalities were recorded in 2008, 2009, 2010 or to date. The serious injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2010, 2009 and 2008 was 0.0, 0.0 and 0.0 serious injuries per million hours worked, respectively. St. Ives has a health and safety system that conforms to the requirements of OHSAS 18001 and is integrated with its ISO 14001 environmental management system. St. Ives achieved full compliance certification under the International Cyanide Management Code in August 2009. There were no strikes or material work stoppages at St. Ives in fiscal 2009 or to date in fiscal 2010.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2010, for each of the plants at St. Ives.

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2010	Approximate recovery factor for the year ended June 30 2010(2)
				(tons/month)
Lefroy Plant	2005	Single-stage crushing and SAG milling	CIP	375,000	397,196	93%

Heap Leach Facility	2000	Multiple-stage crashing and screening process	Carbon absorption	167,000	171,024	56	%(3)

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

(3)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 60% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of about 60% of contained gold, equivalent to full recovery of all recoverable gold.

The Lefroy Plant was fully commissioned in February 2005 and is located on the south shore of Lake Lefroy, approximately 12 kilometers south of the township of Kambalda. The plant consistently achieved in excess of nameplate capacity throughout fiscal 2010. Optimization continued throughout the year to realize incremental improvements in recovery while maintaining throughput and minimizing costs.

The Heap Leach Facility treats low- and marginal-grade ore from St. Ives. Fiscal 2010 saw significant increases in the costs of operating this process stream. The decision not to invest capital in a new pad and the adoption of the rehandle strategy has increased the operating costs of the heap by $2.06 per tons stacked. There has also been a corresponding drop in overall recoveries from the heap as a result of the significant reduction in the leaching time of the stack material. An optimization study was undertaken in September 2010 to identify key projects that may improve the overall operating characteristics of the Heap Leach process stream at St. Ives.

The Lake Disturbance Permit required to operate on Lake Lefroy expires in 2011. The mine has started the reapproval process and Gold Fields believes that there is ample time to get this permit approved.

Capital Expenditure

Gold Fields spent approximately $85 million on capital expenditures at St. Ives in fiscal 2010, primarily on the development of the Athena underground mine and continued development at the Argo, Belleisle and Cave Rocks underground mines. Gold Fields has budgeted $58 million for the six month period ending 31 December 2010 and approximately $216 million for capital expenditures at St. Ives in fiscal 2011. These funds are principally earmarked for the continuing development at Athena, mine extensions at Cave Rocks and Argo, development of Hamlet, transition to owner mining at the underground mines, surface haulage across the site and exploration drilling.

Agnew

Introduction

Agnew is located 23 kilometers west of Leinster, approximately 375 kilometers north of Kalgoorlie in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 54,000 hectares. Agnew is an underground operation, having completed mining of the most recent open pit in August 2007 and processing of its ore stockpiles by October 2008. All mining is currently from the Waroonga Underground Complex which comprises multiple ore zones. Agnew has one metallurgical plant. Agnew is serviced by sealed road infrastructure to the mine gate. Agnew is largely a fly-in fly-out site. Local services including air transport with a sealed runway and accommodation is provided pursuant to an arrangement with a neighbouring mine operated by a major mining company. Agnew has access to electricity pursuant to a contract with the same neighboring mine which expires in January 2014. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility. Supplies are generally trucked in from Perth or Kalgoorlie. In fiscal 2010, the operation produced 0.165 million ounces of gold. As of June 30, 2010, Agnew had approximately 300 employees, including approximately 100 employed by outside contractors.

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

Mining

The principal production source in fiscal 2010 at Agnew was the Waroonga underground mining complex. Gold Fields expects the principal production source in the 12 month period ending June 30, 2011 will remain the Waroonga complex. Additional ore will be mined from open pit sources to maximize throughput in the mill.

Waroonga Underground Complex. The Waroonga Underground Complex currently includes underground mining of the Kim South, Rajah and Main Lode orebodies. The mining method involves longhole open stoping with paste filling. Ore development tunnels are developed on 20 to 25 meter vertical spacings, with stoping taking place between these tunnels in blocks of 20 to 40 meters along strike depending on ground conditions. Each stope is mucked clean using tele-remote loaders prior to pastefilling. Access to the orebody is through a decline tunnel which accommodates workers, materials and equipment. Waroonga underground performance averaged 48,000 tons per month in the fiscal 2010.

During fiscal 2010, the redesign of the Kim and Main Lode declines and level accesses to improve the flexibility and mineability of the mine, including a second link drive between the orebodies at a depth of 650 meters below surface was completed. This has provided additional flexibility in the mine. Capital development of the Kim and Main declines has been accelerated to enable detailed ore definition drilling of the ore body prior to ore development and to provide drilling platforms for future reserve conversion. See “—Exploration—Near Mine Exploration”. In late fiscal 2010, Agnew moved to an owner/operator model of mine production with a contractor undertaking mine development. Additionally, all mobile plant maintenance is performed under a maintenance and repair contract, or a MARC, by the same contractor. Under this arrangement Agnew has purchased all necessary equipment to undertake mine production and employed its own workforce to operate the equipment. Underground development is performed by Barminco Limited or Barminco. Barminco provides employees, consumables and equipment including drilling, blasting and haulage of ore and waste. Barminco receives fees under an agreement which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Barminco is liable for claims arising from its performance or non-performance and any loss, damage or injury related to the presence of its employees on the sites. Barminco is not liable for claims or loss due to the mine owner’s negligence. Barminco is required to ensure that it and any subcontractors have adequate insurance. Barminco was awarded a three-year contract for mine development in June 2010. Detailed below are the operating and production results at Agnew for the past three fiscal years.

	Year ended June 30,
	2008	2009	2010
Production
Tons (‘000)	1,315	1,066	883
Recovered grade (g/t)	4.8	5.6	5.8
Gold produced (‘000 oz)	204	192	165

Results of operations ($ million)
Revenues	169.0	169.9	177.8
Total production costs(1)(2)	109.6	94.1	108.4
Total cash costs(3)	84.4	77.6	87.7
Cash profit(4)	84.6	92.3	90.1

Cost per ounce of gold ($)
Total production costs	538	490	656
Total cash costs	414	404	531

Notional cash expenditure per ounce of gold produced ($)(5)	606	564	874

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.

(5)	For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, 2009 and 2008, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

In fiscal 2010, 0.883 million tons of ore were processed and 0.165 million ounces of gold were produced. Tons processed were lower than fiscal 2009 and gold production was lower than in fiscal 2009 due to the completion of processing of the stockpiles. 94% of ounces produced came from underground similar to fiscal 2009. Total cash costs increased in U.S. dollar terms due to additional rehabilitation cost as a result of adverse ground conditions. Capital equipment totalling approximately $12.1 million was purchased late in fiscal 2010 for the change to owner-operator.

Exploration to extend reserves at Waroonga continued to focus on down-dip extensions to the Kim South and Main Lode resources. Deep drilling to a depth of 1,500 meters below surface was completed at Kim Lode which will allow significant reserves to be added to the operation. Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew, Agnew’s June 30, 2010 proven and probable reserves at 1.2 million ounces will be sufficient to maintain production through approximately fiscal 2017. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew is engaged in underground mining and surface stockpile reclamation and may pursue further open pit opportunities in the future and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. There were no fatalities at Agnew in fiscal 2008, 2009, 2010 or to date. The serious injury frequency rate for fiscal 2010, 2009 and 2008 was 0.0, 0.0 and 0.0 serious injuries per million hours worked, respectively.

Agnew deploys a health and safety management system that conforms to the requirements of OHSAS 18001. The mine also has an environmental management system that is certified to the ISO 14001 standard. Agnew achieved full compliance certification under the International Cyanide Management Code in March 2010. There were no strikes or material work stoppages at Agnew in fiscal 2010 or to date.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and the metallurgical recovery factor during the fiscal year ended June 30, 2010 for the plant:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2010	Approximate recovery factor for the year ended June 30 2010(2)
				(tons/month)
Main Plant	1986	2-stage ball milling	CIP treatment	100,000	73,500	93%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent approximately $49 million on capital expenditures at Agnew in fiscal 2010, primarily on further development of the Kim South and Main Lode declines, various capital works projects in the processing plant, exploration and purchase of underground mobile equipment. Gold Fields has budgeted $32 million for the six month period ending 31 December 2010 and approximately $55 million for capital expenditures at Agnew for fiscal 2011, primarily for mine development, exploration and new primary ventilation infrastructure.

Peru Operation

Gold Fields owns a 92% voting interest (80.7% economic interest) in the Cerro Corona mine through its shareholding in Gold Fields La Cima S.A., or La Cima.

Cerro Corona

Introduction

The Cerro Corona mine became operational by the end of the first quarter of fiscal 2009. It forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. It lies approximately 80 kilometers by road north of the City of Cajamarca and near the village of Hualgayoc. Cerro Corona holds mining leases covering a total area of approximately 1,600 hectares and the project was developed over an area of 940 hectares. Access to Cerro Corona from Cajamarca is by means of two roads, one from Cajamarca to the Yanacocha Mine (40 kilometers), and then from Yanacocha to the village of Hualgayoc (40 kilometers). Cerro Corona’s electricity is supplied through a long-term contract with a local power supplier and transported through the national power transmission system and a 34 kilometer transmission line constructed by Compania Transmisora Nor Peruana. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled. In fiscal 2010, the operation produced 0.139 million ounces of gold and 41,416 tons of copper for a total of 0.393 million gold equivalent ounces, of which 0.113 million ounces of gold and 33,424 tons of copper for a total of 0.318 million gold equivalent ounces were attributable to Gold Fields. As of June 30, 2010, Cerro Corona had approximately 1,800 employees involved in operating the mine including approximately 1,600 contractors.

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

Geology

The Cerro Corona gold-copper deposit is hosted by a 600- to 700-meter diameter sub-vertical cylindrical- shaped quartz diorite porphyry stock emplaced into mid-Cretaceous limestone and marls. Within the porphyry, gold-copper mineralization is primarily hosted by extensive zones of stockwork veining. There are at least two phases of diorite placement, only one of which is mineralized. The non-mineralized diorite is generally regarded as the last phase, and is referred to as “barren core.” The latest re-modeling suggests that the Cerro Corona porphyry is probably comprised of four or five satellite stocks with the last two being barren. The intrusive has been emplaced at the intersection of Andean-parallel and Andeannormal (transandean) structures. Supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone.

Mining

The Cerro Corona deposit is mined by conventional, bulk surface mining methods. The Cerro Corona operation involves a single surface mine. This ore is treated in a conventional milling and sulphide flotation concentrator capable of treating 6.2 million tons per annum of ore and producing between 120,000 and 160,000 tons per annum of copper and gold containing concentrate, which is treated mainly at smelters in Japan, Korea and Europe.

The construction of the Cerro Corona mine was completed in July 2008 and the first concentrate shipment was made in September 2008.

Detailed below are the operating and production results at Cerro Corona for the 10 month period from September 2008 to June 30, 2009 (the period of operations at the mine in fiscal 2009) and in fiscal 2010.

	10 months ended June 30, 2009	Year ended June 30, 2010
Production
Tons (‘000)	4,547	6,141
Recovered gold yield (g/t)	0.7	0.7
Recovered copper yield (%)	0.78	0.70
Gold produced (‘000 oz)	105	139
Copper produced (‘000 tons)	24	41	(1)
Gold Equivalent Ounces	219	394

Results of operations ($ million)
Revenues(1)	183.8	411.4
Total production costs(2)	120.4	196.7
Total cash costs(3)	80.3	135.5
Cash profit(4)	103.5	275.9

Cost per ounce of gold ($)(5)
Total production costs	553	504
Total cash costs	369	348

Notional cash expenditure per equivalent ounce of gold produced ($)(6)	908	560

Notes:

(1)	Equates to 254,234 ounces on a gold equivalent basis at a price of $1,085 per ounce of gold and $6,658 per ton of copper.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses” and “—Years Ended June 30, 2009 and 2008—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.

(5)	Calculated on the basis of a total of 389,823 ounces of gold and gold equivalent sold.

(6)	Calculated on the basis of a total of 393,649 ounces of gold and gold equivalent produced. For a reconciliation of Gold Fields’ notional cash expenditure to its production costs for fiscal 2010, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

In fiscal 2010, 6.141 million tons of ore were processed compared to 4.547 million tons in fiscal 2009, and 0.139 million ounces of gold were produced, compared to 0.105 million ounces in fiscal 2009 and 0.041 million tons of copper were produced compared to 0.024 million tons of copper in fiscal 2009. Tons processed and production were higher than in fiscal 2009, primarily due to a first full year of production in fiscal 2010, exceeding expected design production results.

The single largest contractor employer is Minera San Martin. Minera San Martin carries out all mining activities under the direction of the La Cima mining and geology department. All mine planning, excavation and head grade and engineering specifications to meet the required design performance through the life of mine are directly managed by La Cima personnel. Other contractors provide camp administration and catering, security, safety and laboratory operations. In addition, during the second phase of the tailings dam construction, which was completed in April 2010, an average of approximately 1,300 temporary contractors per month were present on site.

Assuming that Gold Fields does not increase or decrease reserve estimates at Cerro Corona and that there are no changes to the current mine plan at Cerro Corona, Cerro Corona’s June 30, 2010 proven and probable reserves of 2.7 million ounces of gold and 976 million pounds of copper (of which, 2.2 million ounces of gold and 788 million pounds of copper were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Peru operation) will be sufficient to maintain production through approximately fiscal 2024. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Cerro Corona mine involves open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur.

There were no fatalities at Cerro Corona in fiscal 2010 and none to date. The serious injury frequency rate at Cerro Corona for fiscal 2010, 2009 and 2008 was 0.16, 0.16 and 0.64 serious injuries for every million hours worked, respectively. Cerro Corona has implemented a health and safety management system in accordance with the Gold Fields Full Compliance Health and Safety Management System and in accordance with the OHSAS 18001. OHSAS 18001 certification was obtained in July 2010. The environmental management system, or EMS, implementation according to the ISO 14001 requirements, started in June 2008 and the certification was awarded in November 2009. EMS maintenance is now performed according to a continuous improvement process. La Cima was ranked first for its safety practices in the open pit category of the 13th National Mining Safety Contest in Peru during fiscal 2010. La Cima was also awarded the Green Seal by the Municipality of Cajamarca for its environmental and social responsibility and recognized for the second year in a row as one of the top ten listed companies in relation to corporate governance practices by the Lima Stock Exchange.

Currently, La Cima’s employees at the mine are not unionized and there were no strikes in fiscal 2010 or to date. Over the last few years Peru has seen many cases of conflict and dissention between local communities and mining operations and mining projects, stemming largely from the communities’ desire for greater participation in the economic benefits of these mining projects. Cerro Corona has undertaken extensive community consultation and negotiation since 2003 through the land purchase and permitting process to achieve agreement with local communities on various aspects of community involvement. A comprehensive strategy to work with the communities has been implemented through the construction and operations stages. The main focus of this strategy relies on three pillars which are (i) promoting the development of basic local infrastructure such as roads, telecommunications, electricity, potable water, education and health, (ii) training and employing the local communities, including employing more than 1,000 locals during construction and approximately 500 currently, and developing more than 50 local contractors and (iii) developing economically self-sustaining projects such as a natural pastures and dairy product processing, a blueberry plantation and pork and guinea pig farms. Gold Fields believes its social strategy has created goodwill with the local communities, with key projects underway such as the paving of the road to Hualgayoc, rural electrification, a potable water plant, and the Kunturwasi highway, among others. The sustainable development projects have been very successful, with more than 450 hectares of natural pastures improved, 250 cows genetically enhanced to improve production of milk and a dairy plant built and currently under commissioning. In addition, blueberries are being delivered as part of a pilot program. In recognition of these projects, La Cima was awarded a government grant of U.S.$250,000 to support its funding needs. Through the construction and operations phase, La Cima has carefully prioritized the agreements with local communities.

Gold Fields believes that, over time, Cerro Corona has generated strong community relationships; however, there have been instances of conflict with the local communities in the past and members of local communities have blocked road access to Cerro Corona on occasion. The Cerro Corona social team is continuously working to ensure continuity in the relationships. No blockades or demonstrations occurred during fiscal 2010 or to date that have impacted Cerro Corona’s operations. Notwithstanding the above, recent regional and local elections and upcoming national elections could affect normal activities.

Activity at Gold Fields’ 50:50 joint venture, Consolidada de Hualgayoc, has been suspended after violent clashes between local communities and anti-mining campaigners in September 2009. See “— Exploration—Near Mine Exploration”

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, for the processing plant at Cerro Corona:

Processing Techniques
Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended June 30, 2010	Approximate recovery factor for the year ended June 30, 2010(2)
				(tons/month)
Processing Plant	2008	SAG/ball milling	Conventional sulphide flotation circuit	517,000	512,000	Gold 65% Copper 83%

Note:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2)	Percentages are rounded to the nearest whole percent.

Gold Fields operates a concentrate storage warehouse at the port of Salaverry in the city of Trujillo, approximately 450 kilometers away from Cerro Corona. Concentrate is shipped from the Salaverry port in bulk carrier vessels. Gold Fields entered into a five-year contract with Transportes Rodrigo Carranza, or TRC, in the third quarter of fiscal 2008 pursuant to which TRC handles the logistics of trucking concentrate from the mine to the warehouse and then transferring it to the ships. Operations at Salaverry are managed under the same safety and environmental standards as those at Cerro Corona. La Cima has contributed to improvement of the environmental practices at the port by implementing the first fully hermetic shiploading equipment in Peru.

A feasibility study is underway for the construction of a new plant to treat oxide ore at Cerro Corona. If the feasibility study proves positive and the required permits are obtained, construction is expected to commence in the second half of calendar 2011.

Capital Expenditure

Gold Fields spent approximately $86 million on capital expenditures at Cerro Corona in fiscal 2010, consisting primarily of further construction on the tailings dam. Gold Fields has budgeted $43 million for the six month period ending 31 December 2010 and approximately $115 million for capital expenditures at Cerro Corona for fiscal 2011, primarily on the new oxide ore treatment plan and phase three of the tailings dam construction.

Exploration

Gold Fields holds a diverse portfolio of active gold exploration projects and assets in Africa, Central Asia, the Americas and Australasia. In addition, Gold Fields has a number of exploration projects associated with mineral rights it holds which are adjacent to its active mining operations in South Africa, Ghana, Peru and Australia. Gold Fields’ exploration program is managed from two exploration hubs in Perth, Western Australia and Denver, Colorado. The company also has offices in Santiago, Chile; Lima, Peru; Vancouver, Canada; Bamako, Mali; Accra, Ghana and Beijing, China. As of June 30, 2010, Gold Fields’ exploration team included 375 full-time and contract employees, of which 135 are geoscientists, who provide the key exploration capability in the regions of focus around the world. Gold Fields’ exploration team also employs approximately 600 outside contractors.

Gold Fields’ exploration strategy is based on a balanced approach to projects, which provides the ability to consider a project at any stage of development, from the greenfields stage through to full feasibility study.

The goal of this strategy is to maintain a consistent pipeline covering all stages of the exploration process in order to deliver a new feasibility level project every one to two years.

Gold Fields budgets to spend about $25 per ounce of gold produced on greenfields exploration (distinct from near mine exploration which refers to exploration around Gold Fields’ mine sites), provided that the opportunities offered warrant such expenditure.

Gold Fields focuses its exploration activities on finding opportunities with the correct balance of quality, size and risk. When determining whether it will proceed with a project, Gold Fields weighs a variety of factors, including acquisition costs, expected operating and capital costs of production, as well as the possible technical, commercial, social, environmental and geo-political risks against the expected returns for the project. Other important considerations include the optionality embedded in the project and the projects’ strategic importance in terms of geographic diversification and production profiles. This could result in consideration of additional multi-commodity targets such as copper-gold deposits or gold-silver type deposits.

Outside South Africa, the focus is on growing Gold Fields’ three international regions of West Africa, Australasia and South America with the objective of achieving one million ounces per annum of production from each region. Gold Fields will leverage off its established infrastructure wherever possible to reduce development hurdles and delivery timelines for new opportunities. Near mine exploration projects, which are adjacent to Gold Fields’ existing mining operations, endeavor to capture any possible operating synergies which can be realized, for example, by sharing processing plants and other infrastructure, which has a knock-on effect with regard to minimum project size criteria. For greenfields projects, Gold Fields makes use of its existing operating centers in Ghana (through Gold Fields Exploration (Ghana) Ltd.), Australia and Peru (through Minera Gold Fields Peru S.A.) to pursue, incubate and facilitate new opportunities within other prospective countries in the respective regions.

In the longer term, Gold Fields is also considering a limited number of opportunities in jurisdictions outside its established regions. The focus is on areas of the world which are historically under-explored or where new technologies and concepts can be applied to improve the likelihood of discovery. Gold Fields has successfully expanded its exploration activities in countries and regions where it has limited experience by means of equity investments in, and strategic alliances with, junior mining partners who are already well established in those areas. Gold Fields has historically applied this strategy to exploration projects in Mali, China, Philippines and Kyrgyzstan, amongst others.

Gold Fields divides the different phases of an exploration target’s development into what it refers to as the resource pipeline. An exploration project normally comprises several distinct exploration targets and the resource pipeline provides for the progression of the exploration targets in five stages: (1) target definition, (2) initial drilling, (3) advanced drilling, (4) resource development and (5) feasibility study. To be successful, exploration targets need to be drill tested and moved up to the next exploration phase, or be divested. There is, therefore, a focus on turning over targets as quickly and as effectively as possible by drill testing. Greenfields exploration is generated by reviewing and ranking the most prospective terrains across the world and exploration areas are selected after considering country risk and strategic fit. Each exploration region continuously monitors and reviews third party projects at all stages of development.

Gold Fields’ Greenfields Exploration Targets

The table below provides a breakdown of the number of targets in Gold Fields’ three main exploration regions, as well as targets in the rest of the world, for each of the five stages of the resource triangle as of June 30, 2010. The table does not include near mine exploration projects on sites adjacent to Gold Fields’ existing operations.

Phase	Africa	Australasia	South America	Rest of World
Feasibility Study	0	0	0	0
Resource Development	0	0	0	0
Advanced Drilling	1	0	1	2	(1)
Initial Drilling	8	14	3	12
Target Definition	41	18	18	7

Note:

(1)	Including the Arctic Platinum Project in Finland

During fiscal 2010, Gold Fields spent $76.8 million on greenfields exploration projects not adjacent to its mining operations. Gold Fields’ total budget for greenfields exploration and project development for fiscal 2011 is approximately $160 million.

Early Stage Projects

At the East Lachlan joint ventures with Clancy Exploration Ltd. in New South Wales, Australia, Gold Fields has earned into an 80% interest in two porphyry gold-copper project areas (Wellington North and Cowal East), and achieved the first 51% earn-in of a potential 80% earn-in on the Myall joint venture. Gold Fields also exercised an option to pursue four additional joint venture projects (Jemalong, Moorefield, Parkes-Clancy, and Parkes-Centaurus) and take an immediate 80% ownership. The Gobondery joint venture was ended after reaching the end of its term without meeting earn-in requirements. Extensive aircore drilling programs completed at the Myall and Cowal East joint ventures identified broad areas of gold and copper anomalism coincident with widespread alteration and mineralization consistent with porphyry-style signatures. Exploration continues to focus on identifying high quality targets for initial diamond drill testing.

Gold Fields increased its landholding in its fully-owned Delamerian project in South Australia to over 11,000 square kilometers. This is an early stage greenfields project targeting covered orogenic gold mineralization in an unexplored province. Preliminary aircore drilling and soil sampling has identified a number of areas of low level anomalism.

The Mt. Carlton Joint Venture agreement in Queensland, Australia, between Gold Fields and Conquest Mining Limited was terminated on March 22, 2010. Full exploration rights and management of the exploration tenements were transferred back to Conquest. Gold Fields secured a 2.5% Net Smelter Royalty, or NSR, over the entire Mt. Carlton project tenements, including the Silver Hill project. Gold Fields retains about a 14% shareholding in Conquest.

In the Philippines, Gold Fields is in its first year earn-in on three joint ventures with Mindoro Resources where it can earn up to a 75% interest. The projects, located in the Batangas region of Luzon, are prospective for porphyry copper gold and epithermal gold mineralization. Five targets have been tested with about 2,000 meters of diamond drilling, intersecting two low-grade porphyries. Drilling is now focused on diamond drill testing a large epithermal related gold anomaly on the Lobo joint venture.

In Peru, Gold Fields, through its wholly-owned exploration subsidiary Minera Gold Fields Peru S.A., is exploring the Moquegua Regional and Tacna gold properties located in the southern Altiplano region. The initial phase of diamond drilling was completed on one of the targets at Tacna in May 2010. In December 2009, Minera Gold Fields Peru S.A. signed a joint venture agreement with Vena Resources Inc. to earn up to a 70% interest in Vena’s Amantina gold property, located within the Chucapaca Regional project area.

In Chile, Gold Fields has an option to acquire 100% of the Pircas gold property held by S.C.M. Aguas Heladas, a private Chilean company. During the year, the first stage of diamond drilling was completed at Pircas following reverse circulation drilling in 2009. In January 2010, Gold Fields signed an option agreement to fully acquire the nearby Pedernales property from S.L.M. Terrier, a private Chilean company. The Pedernales property is located seven kilometers to the northwest of Pircas.

In British Columbia, Canada, Gold Fields is earning into a 70% interest on the Woodjam North copper-gold project held by Fjordland Exploration Inc. and Cariboo Rose Resources. Two phases of diamond drilling were completed on the Woodjam North property in fiscal 2010 and results have been positive. On May 20, 2010, Gold Fields signed a second joint venture agreement with Fjordland Exploration Inc. and Cariboo Rose Resources to earn into 70% on the adjacent Woodjam South property.

Also in British Columbia, Gold Fields is earning up to a 75% interest in Cascadero Copper Corp.’s Toodoggone copper and gold property. The initial diamond drilling program concluded in October 2009. Force majeure has been declared to suspend the joint venture terms while Gold Fields tries to resolve the First Nations’ opposition to exploration activities in the project area.

In Ghana, Gold Fields Exploration (Ghana) Ltd. carried out exploration work over the Wenchi and Zuarungu reconnaissance licenses as well as the Asheba exploration license. Gold Fields concluded a joint venture agreement with Pramere Resources on their exploration license located north of the Ayanfuri deposit along the Asankrangwa belt. At Wenchi and Zuarungu, the completion of regional and detailed soil sampling outlined a series of gold in soil anomalies that were used as a basis for converting both the Wenchi and Zuarungu Reconnaissance titles into Prospecting licenses. Under the terms of the agreement executed between Gold Fields and Pramere Resources, Gold Fields will solely fund a staged exploration program to a maximum of U.S.$1.5 million over a period of four years and earn up to 70% equity in the project.

The Asheba exploration license came with the successful conclusion of the acquisition of Glencar Mining plc. This license was initially under option to Adamus Resources Ltd. However, the option expired on March 22, 2010, and the license has now reverted back to Gold Fields. Gold Fields has worked with the relevant regulatory bodies to ensure the license is in good standing and plans to continue exploration work on the license.

On September 20, 2010, Gold Fields entered into option agreements with Lepanto Consolidated Mining Company, or Lepanto, a company listed in the Philippines, and Liberty Express Assets, or Liberty, a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast, or FSE, deposit in the Philippines, or the Far Southeast Transaction. See also “—Developments since June 30, 2009—Far Southeast Transaction”.

Advanced Projects

On December 3, 2008, Gold Fields announced a joint venture agreement with Orsu Metals Corporation for the further exploration and development of the Talas license area in northwestern Kyrgyzstan. The agreement gives Gold Fields the right to earn as much as a 70% interest in Orsu’s Talas license area. Gold Fields assumed operatorship of the Talas Project at the beginning of the third quarter of fiscal 2009 and completed an aggressive drilling program through the winter months to delineate the resource potential at the Taldybulak gold and copper porphyry target as well as testing other promising targets within the license area. Results continue to be encouraging and work is progressing on optimizing various components of a conceptual study. Gold Fields has earned a 60% interest in the joint venture.

During April 2010, the President of Kyrgyzstan resigned following a period of political instability and an interim government was installed. A referendum on the constitution and the appointment of a new president took place on June 27, 2010 and the new president was inaugurated on July 3, 2010. Parlimentary elections were held October 10, 2010 with five parties passing the election threshold and none achieving a majority. Gold Fields has suspended field activities in Kyrgyzstan until uncertainty surrounding the election of a new parliament is resolved.

In February 2010, Gold Fields, through its exploration subsidiary, Minera Gold Fields Peru S.A., completed its back-in right to earn a 51% interest in the Chucapaca joint venture project with Compania de Minas Buenaventura S.A., or Buenaventura, in southern Peru. Gold Fields and Buenaventura have registered Canteras del Hallazgo S.A.C., or CDH, as the joint venture company to hold, explore and potentially develop the Chucapaca gold-copper property. In January 2010, CDH completed a 22,290 meter delineation drilling program on the Canahuire deposit at Chucapaca. In May 2010, CDH announced an inferred mineral resource estimate of 5.6 million ounces of gold-equivalent. CDH completed a conceptual mine scoping study in June 2010 and the decision was made to advance the project towards pre-feasibility. Environmental permits were approved for the next phase of drilling which commenced in July 2010.

On March 25, 2009, Gold Fields signed a non-binding Letter of Intent with Glencar, which allowed Gold Fields to earn up to a 65% interest in the Komana project in Mali. As part of the agreement, Gold Fields acquired an equity interest in Glencar and, as of June 30, 2009, held approximately 9% of Glencar’s issued share capital. Gold Fields and Glencar were unable to negotiate the definitive terms for joint venture and abandoned joint venture discussions. On August 2, 2009, Gold Fields launched a recommended cash offer for Glencar which valued Glencar at approximately $47.7 million. Gold Fields completed the final squeeze-out of shareholders on November 9, 2009. Gold Fields now holds 100% of Glencar Mining plc, resulting in 100% ownership of the Komana, Solona and Sankarani (formerly a joint venture with Gold Fields) projects. These three now form part of the Yanfolila project, which also includes new exploration licenses acquired by Gold Fields Exploration Mali SARL, and two other licenses under option agreements.

Field work including geophysical surveys, diamond, reverse circulation and air core drilling commenced in November 2009 on the Yanfolila project, focused on the Komana East and West deposits, and the Sanioumale West and Bokoro Main initial drilling targets. Infill drilling completed at Komana East outlined four main high grade shoots within a 1,800 meter long mineralized envelope with wire frames constrained by solid geological model being built up. At the Sanioumale West and Bokoro Main targets, initial diamond and reverse circulation drilling returned encouraging results. From November 2009, Gold Fields worked on delineating open-pittable resources over Komana East and West deposits, and drill tested eight initial drilling targets. Regional soil sampling was also completed over four reconnaissance licenses. Two additional exploration licenses, Tagan and Soumaya were successfully wholly acquired by Gold Fields Exploration Mali SARL.

The Arctic Platinum Project, or APP, is located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. APP is assessing a number of potential surface mineable platinum group elements plus copper and nickel deposits located within the Portimo and Narkaus mafic layered intrusions. Starting in fiscal 2000, the initial exploration and project development focus was on Konttijarvi and Ahmavaara, which were referred to as the Suhanko Project. Gold Fields completed a feasibility study for the Suhanko Project in the third quarter of fiscal 2005 and, based on the results of the study, decided to postpone the development of a large-scale surface mining complex.

On March 24, 2006, an Acquisition and Framework Agreement, or Acquisition Agreement, was entered into between North American Palladium Limited, or NAP, Gold Fields Exploration BV, Gold Fields Finland Oy and

North American Palladium Finland Oy to form a joint venture to further explore mining properties and develop a mine at the APP. The Acquisition Agreement granted NAP an option to acquire up to a 60% undivided interest in the APP, including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland, upon satisfaction of certain conditions on or before August 31, 2008. During the option period, NAP was the operator with the responsibility to manage and fund the project. On September 10, 2008, NAP declined to exercise its right to acquire 60% of APP and the project has reverted back to Gold Fields. See also “Additional Information—Material Contracts—Arctic Platinum Project”.

For the remainder of fiscal 2009, Gold Fields explored the possibility of applying the hydrometallurgical process instead of off-site smelting options to recover copper, nickel, gold and the platinum group elements (platinum, palladium and rhodium) from the flotation concentrates. The preliminary metallurgical testwork returned positive results and further engineering work was conducted to provide initial operating and capital cost estimates to use hydrometallurgical recovery on a commercial scale at APP.

For fiscal 2010, a budget was approved for tenement renewal payments, updating of operating and capital costs for construction of a large-scale processing plant, ongoing environmental baseline studies, and further metallurgical tests, including flotation of platinum group elements—copper—nickel concentrates and hydrometallurgical recovery tests. The samples were transported to the laboratory during April and reporting of the complete set of test results is expected during the second half of calendar year 2010. The initial results were encouraging and work is underway to test a larger sample through a continuous pilot plant facility.

Sino Gold Alliance

In November 2006, Gold Fields’ wholly-owned subsidiary Gold Fields Australasia BVI entered into an alliance with Sino Gold Mining Limited, or Sino Gold, for the purposes of exploring and developing geological belts within the People’s Republic of China, or China.

On August 26, 2009, Eldorado Gold Corporation, or Eldorado, and Sino Gold announced that they had agreed that Eldorado would acquire all of the issued and outstanding shares of Sino Gold in exchange for 0.55 Eldorado shares for each share of Sino Gold. Sino Gold shareholders approved the transaction on December 1, 2009. Eldorado closed its acquisition of Sino Gold on December 15, 2009 and Gold Fields received an additional 4,057,762 shares in Eldorado due to its top-up rights. Gold Fields fully divested its interest in Eldorado by the end of fiscal 2010.

The alliance was dissolved on July 3, 2009 and Gold Fields and Eldorado (previously Sino Gold) are seeking to divest their current interest in the Jinshu project. Gold Fields maintains a limited number of staff in Beijing to implement its new strategy for China.

Near Mine Exploration

Gold Fields is undertaking a project termed Project 5M, or the West Wits Tailings Reprocessing Project (previously referred to as the Uranium Project), which is focused on exploring the economic potential of re-processing Gold Fields’ South African tailings, or TSFs, to recover uranium, gold and sulphur as well as the treatment of the current underground reserves to recover uranium and sulphur. Drilling of thirteen TSFs within the West Wits area of Gold Fields is complete and models have been developed that define the gold, uranium and sulphur content of each TSF. These models have been reviewed by independent consultants and further evaluation based on additional information is expected to be achieved by the end of calendar 2010. A bankable feasibility study began in July 2009 to optimize the best option identified during the pre-feasibility study. This option envisages the concurrent re-treatment of the TSFs and processing of the current horizons from Driefontein, Kloof and South Deep in two metallurgical plants. An engineering study was completed in March 2010, however further opportunities were identified for a phased approach, and these are now being included in the study. The bankable feasibility study was completed in September 2010.

Near mine exploration at the South Deep mine in South Africa has ten surface drill rigs targeting the Upper Elsburg reefs of the Witwatersrand Basin, contiguous to the mine lease area. Early indications suggest the structural and sedimentological parameters are consistent with the current geological models.

A surface drilling program to further explore the Beatrix reef in the Valkpan area commenced in July 2009. It is anticipated that this program will be finalized early in calendar 2011.

At the St. Ives mine in Western Australia, the main development focus for fiscal 2010 was on completion of the portal at Athena and sinking of the decline to the hard ore position, which was intersected as planned on May 13, 2010. Full production from Athena is scheduled for the middle of calendar 2011. After completion of the Athena feasibility study, near mine exploration shifted to the Hamlet discovery which is located approximately one kilometer east of Athena. Similar to Athena, Hamlet is a lode-style deposit. On May 20, 2010, Gold Fields announced an indicated and inferred mineral resource of 1.03 million ounces of gold at Hamlet. Drilling to further expand the resource and support a feasibility study is underway and a construction decision is planned for the first half of calendar 2011. Other near mine opportunities in the Argo—Athena area were discovered and tested during the year with initial drilling to assess open pit and underground mining opportunities. The intention during the 12 month period ending June 30, 2011 is to advance the exploration of at least two of these discoveries with infill and extensional drilling.

At the Agnew mine in Western Australia, drilling for the year focused on the underground extensional drilling and reserve delineation at Waroonga, specifically at Kim South where underground and surface resource definition drilling of the Kim Lode below current infrastructure was completed. Directional surface drilling technology was successfully introduced and the surface drilling project, amounting to 21,743 meters, was completed in May 2010 to depths of 1,400 meters below surface. The underground drilling program was run in parallel, after new drilling media were successfully tested. A total of 11,608 meters was drilled from underground stations and the program was completed in March 2010. Drill testing of the shallow Cinderella deposit, located a short distance from the Agnew processing plant, was completed late during the fiscal year and a study is planned to evaluate mining methods.

At the Damang mine in Ghana, the emphasis during fiscal 2009 was on extensional drilling to the south of the main Damang mine and between some of the smaller surface mines. Good indications for extensional opportunities were highlighted by this work and near mine exploration during fiscal 2010 was directed at two core growth projects termed “Greater Damang”, extending for approximately five kilometers from Huni North to the Nyame prospect in the south, and Greater Amoanda which extends for two kilometers from the Tomento East surface mine to south of the Amoanda mine. The objective during the 12 month period ending June 30, 2011 is to advance the “Greater Damang” project with additional infill drilling to support a feasibility study decision on an enlarged surface mining operation by the second half of calendar 2011.

In Peru, no exploration activity has transpired at the Consolidada de Hualgayoc joint venture with Compania de Minas Buenaventura S.A. since the district exploration program was suspended in September 2009 due to community opposition. Within the Cerro Corona mine property, an initial review of the potential for copper-gold skarn mineralization at the margin of the Cerro Corona porphyry system was completed in May 2010.

Recent Developments

See “—Developments since June 30, 2009”.

Insurance

Gold Fields’ insurance policies provide coverage for general liability, accidental loss or damage to its property, business interruption in the form of fixed operating costs or standing charges, material damage and other losses. While the bulk of these are insured through a captive insurance company domiciled in Gibraltar, not all potential losses are covered. Gold Fields does not insure all potential losses associated with its operations as some insurance premiums are considered to be too high, some risks are considered too remote to insure and some types of insurance cover are not available. Should an event occur for which there is no or limited insurance cover, this could affect Gold Fields’ cash flows and profitability.

Management believes that the scope and amount of insurance coverage is adequate, taking into account the probability and potential severity of each identified risk. Gold Fields’ insurance coverage is consistent with customary practice for a gold mining company of its size with multinational operations. See “Risk Factors—Gold Fields’ insurance coverage may prove inadequate to satisfy potential claims”.

Environmental and Regulatory Matters

South Africa

Environmental

Gold Fields’ South African operations are subject to various laws relating to the protection of the environment. South Africa’s Constitution grants the people of South Africa the right to an environment that is not harmful to human health or well-being and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and the National Environmental Management Act 107 of 1998, or NEMA, as well as various other related pieces of legislation grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. Under the terms of the 2002 Minerals and Petroleum Resources Development Act, or the MPRDA, all prospecting and mining operations are to be conducted according to an environmental management plan/program which must be approved by the DMR. Directors will be held liable under provisions of the MPRDA and NEMA for any environmental degradation. See “—Mineral Rights”.

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan/program, which incorporates a mine closure plan. In addition, during the operational life of the mine they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The trust fund system enables payments to be made in a tax-efficient way, while providing comfort to the regulators that the operator has the means to restore any mine after operations have ceased. As of June 30, 2010, Gold Fields had contributed more than Rand 1,012.5 million, including accrued interest, to the fund. Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14000 for all surface portions of its South African operations including the shafts. South Deep is in the process of implementing an environmental management system that is ISO 14001 compliant, with certification successfully achieved in fiscal 2009.

In addition, Gold Fields became a signatory to the International Cyanide Management Code, or Cyanide Code, on November 3, 2005, along with nine gold companies and five cyanide manufacturers. All of Gold Fields’ operations are committed to complying with the Cyanide Code. The implementation structure of the Cyanide Code allows the operations up to three years from the date of becoming a signatory to have independent, third-party audits conducted to evaluate compliance status. As of March 2010, all of Gold Fields’ operations had obtained full compliance under the Cyanide Code.

Under the National Water Act, all water in the hydrological cycle is under the custodianship of the State held in trust for the people of South Africa and water users have been required to re-register their water uses. In addition, the National Water Act governs waste water and waste discharge into water resources. Gold Fields is lawfully removing water from its South African mines. Kloof was issued a water use license in December 2008. Though this license contains some conditions which cannot be achieved within the stipulated timeframe, Gold Fields is currently in discussions with the Department of Water Affairs, or the DWA, to extend the deadline for compliance beyond mid-2012 as it relates to certain parameters of the license or to revise the parameters for compliance. Driefontein was issued a water use license in October 2010. Due to onerous conditions imposed in terms of this license, formal reasons have been requested from the DWEA. This process could lead to the amendment of the license conditions or a formal appeal process. While there has been a delay in processing the water license application at South Deep, which was submitted within the applicable time limits, Gold Fields has engaged DWA to address these issues. The DWA has advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorized and it need not apply for a new license. However, Beatrix has nevertheless proactively begun the water license application process.

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

The National Environmental Management Amendment Act 62 of 2008, or NEMAA, was promulgated on January 9, 2009 and came into effect on May 1, 2009. The Minerals and Petroleum Resources Development Amendment Act 49 of 2008, or MPRDAA, was promulgated on April 21, 2009, although a commencement date has not been proclaimed by the President. Environmental Impact Assessment Regulations, or EIA Regulations, for 2009 have also been published for final comments and, once effective, will replace the existing 2006 EIA Regulations. The effect of the amendments as contained in the NEMAA and the MPRDAA will ultimately mean that NEMA will be responsible for all environmental authorizations for and relating to mining and the Minister of Water and Environmental Affairs will be the relevant authority. There are three relevant periods or phases that will take place before the ultimate position is achieved. Until the MPRDAA comes into effect, as well as during the first 18 month period after such effect, the MPRDA is the applicable legislation and the Minister of Mineral Resources is the responsible authority for all environmentally related mining activities. Once the first 18 month period has elapsed, the provisions relating to the environment will be excised from the MPRDA and included in NEMA. NEMA will contain all the environmental provisions relating to mining, therefore environmental authorizations will be applied for in terms of NEMA. The Minister of Mineral Resources will remain the responsible authority and appeals may be directed to the Minister of Water and Environmental Affairs. Upon completion of the second 18 month period, that is three years after the commencement of the MPRDAA, NEMA will be the applicable legislation for all environmental provisions relating to mining, however, the Minister of Water and Environmental Affairs will be the responsible authority.

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

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The DWEA has indicated that enforcement will improve and Environmental Management Inspectors have been appointed under NEMA. The Environmental Management

Inspectors have commenced with environmental inspections and investigations at some of the major industrial facilities. The focus to date has been on those industries that impact heavily on air quality, such as platinum mines and the steel industry.

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

During fiscal 2008, a decision was taken by the Executive Committee to consolidate and contextualize the environmental and associated legal risks at the South African operations. This was done through a due diligence exercise conducted by two external firms that specialize in environmental risk and environmental law, respectively. The reason for selecting these firms was to ensure objectivity and to maintain an irreproachable level of credibility. The exercise was expected to fully identify the South African operation’s current risk profile in terms of environmental and associated legal risks. The results of this exercise have been finalized and will form the basis upon which existing strategies will be reviewed and modified so as to reduce any risks that have been identified. This process is ongoing.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Mineral Resources the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also gives employees the right to refuse dangerous work. Finally, it describes the powers and functions of the mine health and safety inspectorate (which is part of the DMR), or the MHSI, and the process of enforcement.

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

The Mine Health and Safety Amendment Act came into operation on May 30, 2009. It criminalizes violations of the Mine Health and Safety Act and increases the maximum fines. Any owner convicted in terms of the above offenses may have its mining permits withdrawn or suspended, be fined R3 million and/or be imprisoned for a period not exceeding five years, while the maximum fine for other offenses and administrative fines are increased, with the highest fine being R1 million per occurrence. Two sections of the Mine Health and Safety Amendment Act, which create new offenses of contravening or failing to implement provisions of the Mine Health and Safety Act resulting in a person’s death and vicarious liability for an employer where certain persons commit an offense and the employer permitted or did not take all reasonable steps to prevent the person’s actions, have not yet come into effect. Several mining companies objected to them on constitutional grounds and the government agreed that they would not come into effect pending further discussion with the industry.

In October 2007, as a result of a spate of accidents at various mining operations in South Africa, including Gold Fields’ operations, the Department of Minerals and Energy (now the DMR) commenced an occupational health and safety audit at all mines. The department developed audit protocols and divided them into two parts: (1) Legal Audit and (2) Technical Audit of certain installations and practices at mines. The intention of the audits was to give an indication of the extent to which mines comply with health and safety requirements, and also to help mines develop programs of action to improve their health and safety. The legal audits began in December 2007 and the results were released in the Presidential Mine Health and Safety Audit Report in February 2009. As yet, there has been no further development regarding the technical audit. The audit process was intended to broadly cover the topics indicated below:

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

See “Risk Factors—Gold Fields’ operations in South Africa are subject to environmental and health and safety regulations, which could impose significant costs and burdens.”

The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Gold Fields to employees from its existing facilities. Pursuant to changes in the Occupational Diseases Act, Gold Fields may experience an increase in the cost of these services. See “Risk Factors—Gold Fields’ operations in South Africa are subject to environmental and health and safety regulations, which could impose significant costs and burdens.” This increased cost, should it transpire, is currently indeterminate.

Mineral Rights

The MPRDA

The MPRDA came into effect on May 1, 2004. The MPRDA vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. In accordance with the MPRDA, the DMR on April 29, 2009 published a Code of Good Practice for the Mineral Industry and the Housing and Living Conditions Standard for the Minerals Industry, or the Code, relating to the socio- economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged by the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code. At the release of the Revised Mining Charter, the Director-General of the DMR, indicated that the DMR will bring the Code in line with the Revised Mining Charter by the end of March 2011.

Under the MPRDA, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals Resources when exercising her discretion whether to grant these applications. A mining right can be canceled if the mineral to which such mining right relates is not mined at an “optimal” rate. In November 2006, the DMR approved the conversion of Gold Fields’ mining licenses under the old regulatory regime at Driefontein, Kloof and Beatrix into rights under the new regime. During May 2010, the DMR approved the conversion of the South Deep old order mining rights into a new-order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The duration of the South Deep mining right and the Uncle Harry’s mining right were both 30 years. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix gold mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new-order mining rights. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”.

The Mining Charter became effective on May 1, 2004 and its stated objectives are to:

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

Following a review, the DMR recently amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure; (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies towards the socioeconomic development of South African communities into a social development fund from 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent Gold Fields’ South African operations from obtaining any new mining rights. For further information, please refer to “Risk Factors—Gold Fields’ mineral rights in South Africa are subject to legislation, which could impose costs and burdens.”

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, 2008, or the Royalty Act, was promulgated on November 24, 2008 and came into operation on March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the State.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for the period from March 1, 2010 to June 30, 2010 was 1.2% of revenue. See “Risk Factors—Gold Fields’ mineral rights in South Africa are subject to new legislation, which could impose significant costs and burdens—The Royalty Act”.

Exchange Controls

South African law provides for exchange control regulations, or the Exchange Control Resolutions, which, among other things, restrict the outward flow of capital from the Common Monetary Area, or CMA, comprising South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The Exchange Control Regulations, which are administered by the South African Reserve Bank, or the SARB, are applied throughout the CMA and regulate transactions involving South African residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand against other currencies. It is anticipated that the Exchange Control Regulations will remain in place for the foreseeable future. The South African government has, however, committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years. The most recent relaxations to the Exchange Control Regulations were announced by the Minister of Finance in the 2010 Medium Term Budget Policy Statement in October 2010. These relaxations included the removal of exchange controls on emigrant blocked assets, the increase of offshore investment allowances for individuals and the lifting of exchange controls on the raising and deployment of capital offshore by qualifying international head quarter companies. These relaxations will be formalized and amplified in circulars from the South African Reserve Bank, which the Minister indicated would be issued shortly but which have not yet come to hand. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents in relation to inflows and outflows of capital. The gradual approach to the abolition of exchange controls is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time.

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

Exchange Control Circular No.16/2009, announced in October 2009, addresses foreign direct investments outside the CMA by South African companies. Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R500 million per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorized dealer, subject to all existing criteria and reporting obligations. In determining whether Gold Fields and its South African subsidiaries can invest overseas, the SARB will consider whether the investment meets certain requirements, including the benefit of the investment to South Africa. Gold Fields applies annually to the SARB for blanket approval for a specified amount for offshore exploration expenditure and to make exploration related foreign investments. The current approval allows for annual expenditures of up to U.S.$80 million per year. Gold Fields is required to provide the SARB with an annual update on the Group’s activities, including any such exploration investments.

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

In his speech to Parliament on February 20, 2008, the Minister of Finance announced that the requirement for South African companies to obtain a significant equity interest in investments outside the CMA of at least 25% was replaced with the requirement that at least 10% of the foreign target entity’s voting rights must be acquired. In addition, to further enable South African companies, trusts, partnerships and banks to manage their foreign exposure, they are to be permitted to participate without restriction in the Rand futures market on the JSE. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE and the Bond Exchange of South Africa. In his budget speech of February 17, 2010, the Minister of Finance reaffirmed that his department was continuing its work on reforming the exchange control legislation.

New Companies Act

The Group’s South African companies are subject to the applicable provisions of the South African Companies Act. The new Companies Act, 2008 (which will replace the Companies Act) has been promulgated as law but the date on which it is to come into effect has not been gazetted. The regulations to the new Companies Act, 2008 are still in draft form.

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

Under the relevant environmental laws and regulations, mining operations are required to undergo an environmental impact assessment process and obtain approval for an environmental permit prior to commencing operations. Within 24 months of the date upon which operations commence, Ghanaian mining operations must submit an environmental management plan, or EMP, for the operations to obtain an environmental certificate. EMPs are submitted every three years and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts.

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

Updated reclamation plans are submitted to the EPA every two years with a readjustment of the calculated bond based on the current estimated rehabilitation costs. Gold Fields Ghana’s current reclamation bond secures an amount of $7.4 million which is 50% of the rehabilitation costs estimated as at December 2005. The amount secured will be revised based on adjusted current estimated rehabilitation costs as at the date a new reclamation security agreement is signed. The EPA is reviewing the current life of mine rehabilitation estimate forecast for Tarkwa (following its expansion) of $39.2 million. Upon submission of a Notice of Intent for the Tarkwa expansion project in 2006, Gold Fields Ghana was advised by the EPA to submit a new environmental impact statement, or EIS, and the EPA further advised Gold Fields Ghana to submit an updated reclamation plan and revised security bond agreement after the approval of the new EIS document. Gold Fields Ghana submitted a new EIS in February 2007 which was approved by the EPA in May 2007. A new environmental permit was issued in May 2007 allowing Gold Fields Ghana to continue operations subject to submission of a revised EMP for the site within 18 months. Gold Fields Ghana submitted a revised EMP to the EPA in November 2008 and the EPA responded in January 2009 that it was reviewing the document. In late June 2009, Gold Fields was advised by African Environmental Research Consultants to reformat the document and to address issues raised by consultants engaged by the EPA. The EPA has also asked that recommendations made in the “Akoben” inspection, a mine-wide audit conducted by consultants engaged by the EPA in July 2009, be incorporated in the EMP before the certificate is issued. Gold Fields submitted a revised EMP, including the “Akoben” recommendations, in July 2010. Following this review, a revised Closure Plan and security bond agreement will be negotiated based on the agreed estimated rehabilitation costs.

Abosso has submitted the required EMP and reclamation plans and is in compliance with all permit, certificate and reclamation requirements. Following submission of Damang’s Environmental Management Plan 2005 to 2008 in August 2005, on January 23, 2006 Damang’s environmental certificate was renewed for a further three years. A revised Environmental Management Plan for the period from 2008 to 2011 was submitted to the EPA in November 2008. The EPA has indicated that the new environmental certificate, which covers a three year period, will be issued after concerns raised in the “Akoben” inspection have been addressed. Under Ghanaian law, a mining company may continue operations while its application is being considered as long as all necessary filings have been made.

Abosso was the first mining company in Ghana to sign a reclamation security agreement, in May 2001. Following various intermediate amendments to the agreement, in April 2006, Abosso provided the EPA with a revised draft reclamation security agreement. The draft reclamation security agreement was based on calculated current estimated rehabilitation costs totaling $4.2 million. The current life of mine rehabilitation estimate is $5.8 million (which includes the $4.2 million in current estimated rehabilitation costs) and takes into account a reduction in the liability for completed reclamation works. Meetings with the EPA were held during 2007 and a further draft agreement was submitted to the EPA in November 2007. Abosso was asked to make certain amendments to this draft and submitted a final draft to the EPA in November 2008. A reclamation bond (in the form of an irrevocable letter of credit of $2.0 million) and a $200,000 cash deposit were provided as security. The bond expired in June 2009, but has been renewed, most recently in June 2009 and is again in the process of being renewed. The bond is expected to continue to be renewed until the amount required to be secured is revised by the EPA and a new reclamation security agreement can be signed with the EPA.

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

Health and Safety

Ghanaian health and safety regulations impose statutory duties on the owner of a mine to, among other things, take steps to ensure that the mine is managed and worked in a manner which provides for the safety and proper discipline of the mine workers. Additionally, Gold Fields is required, under the terms of its mining leases, to comply with the reasonable instructions of the relevant authorities for securing the health and safety of persons working in or connection with the mine. A violation of the health and safety regulations or a failure to comply with the reasonable instructions of the relevant authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, the loss of the right to mine, or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offense under Ghanaian law. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer adverse consequences. See “Risk Factors—Gold Fields’ operations in Ghana are subject to environmental and health and safety regulations which could impose significant costs and burdens.”

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

The major provisions of the Minerals and Mining Act include:

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

•

changes to the definition of a “mining company.” Under the Minerals and Mining Law, a mining company is defined as a company which or whose subsidiary is the holder of a mining lease. The Minerals and Mining Act defines a mining company as “a company which or whose subsidiary is the holder of a mineral right” (holders of mineral rights include prospecting and reconnaissance license holders) and excludes companies listed on a stock exchange and companies whose holding in mining companies or whose subsidiary’s assets are less than 50% of the market value of their total assets. The effect of this re-definition is that persons seeking to become controllers of prospecting or reconnaissance license holders as well as mining lease holders are required to seek the approval of the Minister responsible for mines. Further, mineral rights holders are required to notify the Minister of changes in control. Additionally, similar to its rights currently in respect of companies holding mining leases, the government of Ghana is entitled to a “special share” in prospecting or reconnaissance license holders. See “—Government Option to Acquire Shares of Mining Companies”.

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

In 2010, the Minerals and Mining Act was amended to provide for a fixed royalty rate of 5% of the total revenue earned from minerals obtained, with effect from April 1, 2011.

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

Exchange Controls

Under Ghana’s mining laws, the Bank of Ghana or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government of Ghana, Gold Fields Ghana is required to repatriate 20% of its revenues derived from the Tarkwa mine to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account. Management believes that Gold

Fields Ghana is entitled to rely on the provisions of the foreign exchange retention account agreement for the duration of the Tarkwa mining leases. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. The most recent negotiations were concluded in February 2003. Since then there have been no requests for negotiations by either side and Abosso’s obligations remain the same. Until Abosso’s repatriation level is renegotiated, it will remain the same. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Any increase could adversely affect Gold Fields’ ability to use the cash flow from the Damang mine outside Ghana, including to fund working costs and capital expenditures at other operations, to provide funds for acquisitions and to repay principal and interest on indebtedness. Gold Fields currently repatriates on average approximately 40% of revenues from the Ghana operations to Ghana, annually. In fiscal 2010, Gold Fields repatriated approximately 84% to fund its capital expenditures and capital waste program in Ghana. However, Gold Fields does not expect repatriation to remain at this level in the future.

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

During the operational life of its mines, Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. However, the value of these bonds would not necessarily cover the actual costs of rehabilitation or any environmental events requiring remediation that were unforeseen at the time the bonds were issued or which occur as a result of a breach of Gold Fields’ environmental licence conditions.

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

Gold Fields is required to publicly report energy use and efficiency measures under the Energy Efficiency Opportunities (EEO) Act 2006, with the first report for the 2008 fiscal year already submitted and published on the Gold Fields website in December 2008. Reports are required by the December 31 following the end of each fiscal year, with an additional more detailed government report due December 31, 2011.

Under the National Greenhouse and Energy Reporting Act 2007, Gold Fields is required to submit yearly reports to the federal government in relation to the energy use, energy production and greenhouse gas emissions associated with its Australian mining operations. The scheme, which commenced on July 1, 2008, also requires regulated companies to retain energy and emissions data for seven years for audit. Gold Fields Australia, which includes St. Ives, Agnew, the Australian division of the Exploration group and associated offices, recently submitted energy use and emission data for the 2010 fiscal year.

On May 14, 2009, a bill was introduced into the Australian parliament which, if passed, would have introduced a country-wide “cap and trade” system for greenhouse gases. The Carbon Pollution Reduction

Scheme Bill 2009, or the CPRS Bill, would have required large direct emitters of greenhouse gases in certain sectors of the economy to purchase and then surrender carbon permits called Australian Emission Units, or AEUs for each ton of carbon dioxide directly produced by their facilities during that financial year.

After the Australian Senate voted against it twice, the CPRS Bill was reintroduced to Parliament on February 2, 2010. However, before it was reconsidered, the Prime Minister announced, on April 27, 2010, that the Government had decided to delay the bill’s implementation until after 2012. If the CPRS Bill is ultimately passed in the same form, Gold Fields is likely to be directly regulated under the scheme due to St. Ives exceeding the 25kt CO2-e facility threshold for direct emissions. Gold Fields’ operational expenditures will also be affected by the pass-through of compliance costs via its contracts with regulated suppliers.

Following Gold Fields becoming a signatory to the International Cyanide Management Code, or the Code, on November 3, 2005, all its operations, including its Australian operations, are committed to complying with the Code. The Code requires signatories to have their compliance audited by independent, third-party auditors every three years. As of October 2009, all of Gold Fields’ eligible operations had obtained accreditation under the International Cyanide Management Code. St. Ives achieved full compliance with the Code on August 5, 2009 and Agnew achieved full compliance in January 2010.

Health and Safety

The Western Australia Mines Safety and Inspection Act 1994 (WA), or the Safety and Inspection Act, regulates the duties of employers and employees in the mining industry with regard to occupational health and safety and outlines offenses and penalties for breach. The regulations prescribe specific measures and provide for inspectors to review the work site for hazards and violations of the health and safety requirements. A violation of the health and safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. However, mine owner liability for contractors’ employees and labor hire employees under the Safety and Inspection Act extends only to matters over which the Company has the capacity to exercise control. See “Risk Factors—Gold Fields’ operations in Australia are subject to environmental and health and safety regulations, which could impose significant costs and burdens.”

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

The Western Australian Government is currently reviewing the manner in which safety and health in the resources industry is regulated. The review is placing greater emphasis on risk management and less on detailed prescription. Recent amendments to legislation reflect this approach.

The effect of the amendments is that the cost of health and safety compliance at Gold Fields’ mining operations in Australia has increased, as may its exposure to prosecution.

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

Prospecting licenses, exploration licenses and mining leases are subject to prescribed minimum annual expenditure commitments. Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

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

The Aboriginal heritage laws protect sites of significance to Aboriginal people which have ongoing ethnographic, archaeological or historic significance. Gold Fields is aware of several Aboriginal heritage sites on its tenements. However, it does not believe that the protected status of these sites will materially affect its current operations in Australia. See “Risk Factors—Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites, which could impose significant costs and burdens.”

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

Regulatory and Supervisory Entities

In general terms, the principal regulator of mining activities in Peru is the Ministry of Energy and Mines, or the MEM, through its General Bureau of Mining (Dirección General de Minería), or DGM, and its General Bureau of Mining and Environmental Affairs (Dirección General de Asuntos Ambientales Mineros), or DGAAM. Other regulatory institutions are the Geological, Mining and Metallurgical Institute (Instituto Geológico Minero Metalúrgico), or the INGEMMET; the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía Minería), or the OSINERGMIN; and the Assessment and Environment Supervising Agency (Organismo de Evaluación y Fiscalización Ambiental), or the OEFA, which was created in 2008 and entered into operation in 2010.

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

The INGEMMET has the following duties, among others: (i) process mining claims, grant titles to mining concessions and act on applications relating to mining rights pursuant to law; (ii) keep the National Mining Land Register (Catastro Minero); administer and distribute the Annual Concession Fee, or ACF, and collect any penalties for failure to meet minimum annual production targets; and (iii) cancel mining claims or mining concessions pursuant to applicable laws.

The OSINERGMIN supervises and inspects mining activities as regards matters of mine safety and health. Until July 2010, OSINERGMIN also oversaw the environmental compliance of mining activities.

Since July 2010, all supervising, inspecting and sanctioning duties regarding environmental matters have been undertaken by the Organization for Environmental Assessment (Organismo de Evaluación Ambiental), or the OEFA. The OEFA is also responsible for proposing to the Ministry of Environment the scale of penalties applicable to each type of infringement pursuant to the Environmental Act.

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

Holders of mining concessions or pending claims for mining concessions must comply with several obligations, including payment of the ACF, which is equivalent to U.S.$3.00 per hectare per year. Default in payment of the ACF for two consecutive or non-consecutive years may result in cancellation of the relevant concession or claim.

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

Pursuant to new regulations enacted in 2008, in the case of mining concessions obtained starting in October 2008, the minimum annual production target for metallic concessions is equivalent to one Fiscal Payment Unit, or UIT, per hectare per year. The UIT is fixed on a yearly basis and in 2010 is equal to approximately U.S.$ 1,285. If the titleholder has not met the minimum annual production target by the end of the tenth year of the mining concession having been granted, the titleholder is required to pay as of the eleventh year an annual penalty equal to 10% of the minimum annual production target until the target is fulfilled. This regime also applies to mining concessions acquired prior to October 2008, if the titleholder does not achieve the minimum annual production target by January 2, 2019.

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

As with mining concessions, holders of beneficiation concessions are required to pay the ACF of between 0.0014 and 2.00 UIT per metric ton/day of installed capacity, calculated on the basis of the production capacity of the processing plant, and default over two consecutive or non-consecutive years may result in cancellation of the concession.

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

The holders of concessions have the following rights, among others: (i) in concessions granted on uncultivated lands, to make free mining use of the concession surface for their economic purpose, without any additional request being required; (ii) to request the right to the free mining use, for the same purpose, of uncultivated lands located outside the concession; (iii) to request an authorization to establish easements on third- party lands as necessary for the rational use of the concession; an easement will be established after paying fair value compensation; (iv) to request an authorization to establish mining use or easements, if applicable, on the surface lands of other concessions, provided that the mining activity of their holders is not disturbed or hindered; (v) to construct, on neighboring concessions, the works that may be necessary for access, ventilation and drainage of its own concessions, ore transportation and the safety of its workers, after appropriate compensation has been paid if such works cause any damages and without creating any encumbrance to the adjacent concessions; and (vi) to use the water necessary for the concession operations pursuant to the applicable law.

Mining Royalty

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

Voluntary Contributions

In fiscal 2010, mining companies in Peru agreed to voluntary, extraordinary and temporary economic contributions by mining companies to a private fund aimed at promoting social welfare, combating poverty and improving the living conditions of people who live in areas where mining activities take place. The agreed Voluntary Contributions of each company are expected to be a maximum of 3.75% of their respective annual profits after income taxes and mandatory profit distributions to workers. The mining companies have committed to making these voluntary contributions for five years.

La Cima and the Peruvian Ministry of Energy and Mines have executed a one year Voluntary Contribution Agreement in relation to contributions for calendar 2010, which is pending execution by the Ministry of Economy and Finances.

After consultation with the government, the mining industry has indicated its agreement to extend the voluntary payment of 3.75% of profits for a further 5 years. This proposal is under consideration by the government. In 2006, the mining industry agreed to the voluntary payment for an initial period of 5 years for the purpose of creating a common fund to benefit social projects aimed at health, nutrition, education and combating poverty.

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

As of July 2010, OEFA, rather than OSINERGMIN, is responsible for performing periodic Environmental Audits to supervise compliance with the commitments undertaken in the respective EIAs and/or PAMA.

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

Property

Gold Fields’ operations as of June 30, 2010 comprised the following:

Gold Fields’ operative mining areas as of June 30, 2010

Operation	Size
South Africa
Driefontein	8,561 hectares
Kloof	20,087 hectares
Beatrix	16,821 hectares
South Deep	3,566 hectares	(1)
Ghana
Tarkwa	20,825 hectares
Damang	8,111 hectares
Australia
St. Ives	97,717 hectares
Agnew	60,579 hectares
Peru
Cerro Corona	940 hectares

(1)	As of July 13, 2010, the South Deep mining rights were extended to include Uncle Harry’s Area, increasing South Deep’s mining area to 4,268 hectares

Gold Fields leases its corporate headquarters in Sandton, its South African Regional Office in Roodepoort and its exploration offices not located at the mines.

The MPRDA came into operation on May 1, 2004 and vests the right to prospect and mine in the South African State with administration by the government of South Africa. In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields’ mining rights under the former regulatory regime at Driefontein, Kloof and Beatrix into rights under the new regime. During May 2010 the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix Gold Mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new order mining rights.

Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns various mineral rights, under the previous regime, and surface rights contiguous to its operations in South Africa. As required under the MPRDA, Gold Fields has registered its surface rights utilized for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and is in the process of converting those prospecting rights to mining rights under the MPRDA. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights”.

Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty which is calculated on the basis of a formula which ranges from 3% to 12% of revenues derived from mining at the sites. For fiscal 2010, this formula resulted in Gold Fields Ghana paying royalties equivalent to approximately 3.6% of the revenues from gold produced at the Tarkwa and Teberebie properties, and Abosso paying approximately 3.7% of the revenues from gold produced at the Damang property. In 2010, the Minerals and Mining Act was amended to provide for a fixed royalty rate of 5% of the total revenue earned from minerals obtained, with effect from April 1, 2011.

In Australia, mining rights and property are leased from the state. Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. At the St. Ives operations, the initial 21-year term has expired for 12 mining leases, with those mining leases having now entered their second 21-year term in the last two to three years. At the Agnew operations, the initial 21-year term has expired for 39 mining leases, with those mining leases having now entered their second 21-year term. In relation to gold produced from the mining leases at St. Ives and Agnew, Gold Fields pays an annual royalty to the state of 2.5% of production.

In Peru, exploration and extraction activities can only be performed in duly authorized areas. Authorization is granted when a mining concession is issued. Mining concessions are for an indefinite term provided the titleholder complies with the timely payment of annual concession fees of U.S.$3.00 per hectare and any applicable fines. La Cima’s mining rights cover 2,939.68 hectares, including 185.2 hectares outside of Cerro Corona. The total surface rights related to Cerro Corona cover 1,092 hectares.

As of June 30, 2010, Gold Fields also held exploration tenements covering a total of approximately 3.6 million hectares in various countries, including Chile, Peru, Finland, Kyrgyzstan, South Africa, Ghana, Mali, the Philippines, Australia and Canada. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. Gold Fields’ international exploration offices are leased under various contract terms and durations. See “—Exploration”.

Gold Fields also holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals, and is the registered owner of approximately 56,541 hectares of land in the Gauteng, North-West and Free State Provinces.

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

The Company is currently involved in the testing of biotechnology for the destruction of cyanide compounds in residue streams, for the purpose of complying with the Cyanide Code. The ASTER® process is patented in South Africa.

In Australia, Gold Fields continue to work with the Commonwealth Scientific & Industrial Research Organisation, or CSIRO, on mining projects that are mutually beneficial, building on a relationship agreement signed in 2008. Laboratory scale tests have been carried out to test CSIRO’s patented mechanical agitation for use at the Agnew mine. The tests were successful and economic evaluations are currently being carried out, with full scale trialing planned in the 12 month period ending June 30, 2011, if viable. Further to this, test work is underway using material samples from the St. Ives mine, to assess the applicability of in-place leaching of small, shallow, oxide ore zones at the mine. Finally, the Queensland Centre for Automation Technology, or QCAT, are working on alternate mining solutions for the significant mineral inventory contained within paleochannel style deposits at the St. Ives mine.

Legal Proceedings

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now known as Uranium One. WAL’s assessment remains that it has sustainable defenses to these claims and, accordingly, WAL’s attorneys have been instructed to vigorously defend the claims. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged unlawful acts and March 2008 (approximately R12 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately R519 million). The claims lie only against WAL, which holds a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company. The plaintiffs have failed, to date, to prosecute their claims and the action remains in abeyance.

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

“Absorption, desorption and recovery, or AD&R” means a treatment process involving the extraction of gold in solution using activated carbon, followed by removal of the gold from the carbon.

“Agglomeration” means a method of concentrating gold based on its adhesive characteristics.

“Backfill” means material, generally sourced from tailings or waste rock, used to refill mined-out areas to increase the long-term stability of mines and mitigate the effects of seismicity.

“Brattice wall” means a partition normally made from pre-cast concrete panels that separates the fresh air entering and the exhaust exiting a mine shaft.

“Breast Stoping” means a mining method whereby the direction of mining is in the direction of strike of the reef.

“Carbon absorption” means a treatment process which uses activated carbon to remove gold in solution.

“Carbon in leach, or CIL” means a process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

“Carbon in pulp, or CIP” means a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple- staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains soluble gold. The soluble gold is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

“Cleaning” means the process of removing broken rock from a mine.

“Closely spaced dip pillar mining method” means a mining method where support pillars are left in place at relatively close intervals to increase the stability of the mine. Mining is conducted using conventional drilling and blasting techniques.

“Comminution” means the breaking, crushing or grinding of ore by mechanical means.

“Crosscut” means a mine working driven horizontally and at right angles to a level.

“Cut-off grade” means the grade which distinguishes the material within the orebody that is to be extracted and treated from the remainder.

“De-bottlenecking” means decreasing production constraints (e.g., removing mechanical deficiencies so that processed tonnage may be increased).

“Decline or incline” means a sloping underground opening for machine access from the surface to an underground mine or from level to level in a mine. Declines and inclines are often driven in a spiral to access different elevations in the mine.

“Declustered averaging” means an estimation technique used in the evaluation of ore reserves.

“Depletion” means the decrease in quantity of ore in a deposit or property resulting from extraction or production.

“Development” means activities (including shaft sinking and on-reef and off-reef tunneling) required to prepare for mining activities and maintain a planned production level and those costs incurred to enable the conversion of mineralization to reserves.

“Dilution” means the mixing of waste rock with ore, resulting in a decrease in the overall grade.

“Dissolution” means the process whereby a metal is dissolved and becomes amenable to separation from the gangue material.

“Electrowinning” means the process of removing gold from solution by the action of electric currents.

“Elution” means removal of the gold from the activated carbon.

“Exploration” means activities associated with ascertaining the existence, location, extent or quality of mineralization, including economic and technical evaluations of mineralization.

“Flotation” means the process whereby certain chemicals are added to the material fed to the leach circuit in order to float the desired minerals to produce a concentrate of the mineral to be processed. This process can be carried out in column flotation cells.

“Friable Hangwall” means a hangwall made of rock that crumbles naturally or is easily broken or pulverized.

“Gangue” means commercially valueless material remaining after ore extraction from rock.

“Gold in process” means gold in the processing circuit that is expected to be recovered during or after operations.

“Gold reserves” means the gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tons and head grade).

“Grade” means the quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per ton of ore.

“Greenfield” means a potential mining site of unknown quality.

“Grinding” means reducing rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.

“Head grade” means the grade of the ore as delivered to the metallurgical plant.

“Heap leaching” means a relatively low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores.

“Hypogene” means ore or mineral deposits formed by ascending fluids within the earth.

“In situ” means within unbroken rock or still in the ground.

“Kriging” means an estimation technique used in the evaluation of ore reserves.

“Leaching” means dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration onto the activated carbon.

“Level” means the workings or tunnels of an underground mine which are on the same horizontal plane.

“Life of mine, or LoM” means the expected remaining years of production, based on production rates and ore reserves.

“London afternoon fixing price” means the afternoon session open fixing of the gold price which takes place daily in London and is set by a board comprising five financial institutions.

“London morning fixing price” means the morning session open fixing of the gold price which takes place daily in London and is set by a board comprising five financial institutions.

“Longwall mining method” means a mining method involving mining over large continuous spans without the use of pillars.

“Mark-to-market” means the current fair value of a derivative based on current market prices, or to calculate the current fair value of a derivative based on current market prices, as the case may be.

“Measures” means conversion factors from metric units to U.S. units are provided below.

Metric unit		U.S. equivalent
1 ton	= 1 t	= 1.10231 short tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per ton	= 1 g/t	= 0.02917 ounces per short ton
1 kilogram per ton	= 1 kg/t	= 29.16642 ounces per short ton
1 kilometer	= 1 km	= 0.62137 miles
1 meter	= 1 m	= 3.28084 feet
1 centimeter	= 1 cm	= 0.39370 inches
1 millimeter	= 1 mm	= 0.03937 inches
1 hectare	= 1 ha	= 2.47104 acres

“Metallurgical plant” means a processing plant used to treat ore and extract the contained gold.

“Metallurgical recovery factor” means the proportion of metal in the ore delivered to the mill, that is recovered by the metallurgical process or processes.

“Metallurgy” means in the context of this document, the science of extracting metals from ores and preparing them for sale.

“Mill delivered tons” means a quantity, expressed in tons, of ore delivered to the metallurgical plant.

“Milling/mill” means the comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

“Mine call factor” means the ratio, expressed as a percentage, of the specific product recovered at the mill (plus residue) to the specific product contained in an orebody calculated based on an operation’s measuring and valuation methods.

“Mineralization” means the presence of a target mineral in a mass of host rock.

“Net smelter return” means the volume of refined gold sold during the relevant period multiplied by the average spot gold price and the average exchange rate for the period, less refining, transport and insurance costs.

“Open pit” means mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

“Ore” means a mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit.

“Orebody” means a well defined mass of material of sufficient mineral content to make extraction economically viable.

“Ore grade” means the average amount of gold contained in a ton of gold-bearing ore expressed in grams per ton.

“Ore reserves or reserves” means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

“Ounce” means one troy ounce, which equals 31.1035 grams.

“Overburden” means the soil and rock that must be removed in order to expose an ore deposit.

“Paste filling” means a technique whereby cemented paste fill is placed in mined out voids to improve and maintain ground stability, minimize waste dilution and maximize extraction of the ore.

“Pay limit” means the value at which the orebody can be mined without profit or loss, calculated using an appropriate gold price, production costs and recovery factors.

“Porphyry” means an igneous rock of any composition that contains larger, well-formed mineral grains in a finer- grained groundmass.

“Probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

“Production stockpile” means the selective accumulation of low grade material which is actively managed as part of the current mining operations.

“Prospect” means to investigate a site with insufficient data available on mineralization to determine if minerals are economically recoverable.

“Prospecting permit or right” means permission to explore an area for minerals.

“Proven reserves” means reserves for which” means (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or boreholes; (2) grade and/or quality are computed from the results of detailed sampling; and (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

“Reef” means a gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.

“Refining” means the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

“Rehabilitation” means the process of restoring mined land to a condition approximating its original state.

“Remnant pillar mining” means the removal of blocks of ground previously left behind for various reasons during the normal course of mining.

“Rock burst” means an event caused by seismicity which results in damage to underground workings and/or loss of life and equipment.

“Rock dump” means the historical accumulation of low grade material derived in the course of mining which is processed in order to take advantage of spare processing capacity.

“Run of Mine, or RoM” means a loose term to describe ore of average grade.

“Sampling” means taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

“Scattered mining method” means conventional mining which is applied in a non-systematic configuration.

“Seismicity” means a sudden movement within a given volume of rock that radiates detectable seismic waves. The amplitude and frequency of seismic waves radiated from such a source depend, in general, on the strength and state of stress of the rock, the size of the source of seismic radiation, and the magnitude and the rate at which the rock moves during the fracturing process. Rock bursts, as defined above, involve seismicity.

“Semi-autogenous grinding, or SAG, mill” means a piece of machinery used to crush and grind ore which uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore.

“Shaft” means a shaft provides principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It may be equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment.

“Shortfall” means the ratio of actual reef tonnage hoisted compared to monthly reef tonnage broken.

“Sichel “t”” means an estimation technique used in the evaluation of ore reserves.

“Slimes” means the finer fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.

“Slurry” means a fluid comprising fine solids suspended in a solution (generally water containing additives).

“Smelting” means thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag.

“Spot price” means the current price of a metal for immediate delivery.

“Stockpile” means a store of unprocessed ore.

“Stope” means the underground excavation within the orebody where the main gold production takes place.

“Stripping” means the process of removing overburden to mine ore.

“Stripping ratio” means the number of units of overburden which must be removed in order to mine one unit of ore.

“Sulfide” means a mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite (iron sulfide). Also a zone in which sulfide minerals occur.

“Supergene” means ores or ore minerals formed where descending surface water oxidizes mineralized rock and redistributes the ore minerals, often concentrating them in zones.

“Tailings” means finely ground rock from which valuable minerals have been extracted by milling.

“Tailings dam/slimes dam” means dams or dumps created from tailings or slimes.

“Ton” means one ton is equal to 1,000 kilograms (also known as a “metric” ton or “tonne”).

“Tonnage” means quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

“Total cash costs per ounce” means a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash costs in a period by the total gold sold over the same period. Total cash costs represent production costs as recorded in the statement of operations less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs) and rehabilitation costs, plus royalties and employee termination costs. In determining the total cash cost of different elements of the operations, production overheads are allocated pro rata.

“Total production costs per ounce” means a measure of the average cost of producing an ounce of gold, calculated by dividing the total production costs in a period by the total gold production over the same period. Total production costs represent total cash costs, plus amortization, depreciation and rehabilitation costs.

“Waste” means rock mined with an insufficient gold content to justify processing.

“Westonia Formation Lava Hangwall” means lava formations directly overlying the VCR in certain localities. Under mining conditions, the lava is brittle and is easily fractured.

“Yield” means the actual grade of ore realized after the mining and treatment process.

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

Overview

General

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is primarily involved in underground and surface gold and copper mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is one of the largest gold producers in the world, based on annual production. In the year ended June 30, 2010, Gold Fields produced 3.841 million ounces of gold and gold equivalents, 3.497 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to noncontrolling shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, Abosso Goldfields Limited, or Abosso and Gold Fields La Cima S.A., or La Cima. Gold Fields reported attributable gold reserves, including copper expressed as gold equivalent ounces, of 78.0 million ounces as of June 30, 2010, with attributable gold reserves (excluding copper) of 75.9 million ounces and attributable copper reserves of 788 million pounds. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions”.

Total managed gold production was 3.841 million ounces in fiscal 2010 (3.497 million ounces of which were attributable to Gold Fields with the remainder attributable to noncontrolling shareholders in Gold Fields Ghana, Abosso and La Cima). Total gold production was 3.691 million ounces in fiscal 2009 (3.414 million ounces of which were attributable to Gold Fields with the remainder attributable to noncontrolling shareholders in Gold Fields Ghana, Abosso and La Cima).

In fiscal 2010, production from the South African operations decreased 5.2% mainly due to safety-related mine stoppages and a particularly slow start after the Christmas break. Driefontein’s production was 14.5% lower due to lower underground volumes mined and a decrease in underground yield. The lower volumes were mainly due to safety-related stoppages. At Kloof, production was 11.9% lower mainly due to safety related mine stoppages. Beatrix’s production was relatively flat. South Deep’s production increased 51.6% in line with anticipated production build-up. Production at the international operations increased 15.5%. In Ghana, Tarkwa’s production was 17.7% higher due to commissioning issues at the new CIL plant in fiscal 2009, which allowed increased throughput. Damang’s production was 3.5% higher due to the commissioning of the secondary crusher in the last quarter of fiscal 2010 which allowed more hard high-grade ore to be milled. In Australia, St. Ives’ production decreased 1.7% mainly due to less ore mined at Belleisle. At Agnew, production was 14.0% lower primarily due to the depletion of the Songvang surface stockpiles during fiscal 2009, in addition to lower underground volumes at lower grades linked to ground conditions. In Peru, Cerro Corona’s production increased 79.5% mainly due to a full year’s production in fiscal 2010 compared with only six full months in fiscal 2009. Cerro Corona commenced commercial levels of production in January 2009.

Mvelaphanda Transaction

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited, or Mvela Resources, of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4,139 million. See “Listing Details and Related Party Transactions—Related Party Transactions—Mvelaphanda Transaction”.

Acquisition and disposal of IRCA

On March 1, 2007, Gold Fields acquired 70% of IRCA (Pty) Limited, or IRCA, for $7.9 million. The consideration consisted of $5.3 million in cash plus the assumption of a bank overdraft of $2.6 million. IRCA is a company that specialises in mine safety training and it formed part of the Gold Fields Business Leadership Academy structure. The holding in IRCA was disposed of in March 2009 for $5.0 million, resulting in a loss of $0.3 million.

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

Disposal of Sino Gold shares

During fiscal 2010, Gold Fields entered into a sale agreement with Eldorado Gold Corporation, or Eldorado, or to exchange its entire holding in Sino Gold (50 million shares) for equivalent shares in Eldorado (28 million). This resulted in a profit of $57.4 million. Subsequent to the share exchange, a further four million top-up shares were issued to Gold Fields by Eldorado. The entire holding in Eldorado was sold during fiscal 2010 resulting in a profit of $99.9 million of which $53.6 million relating to the top-up shares was accounted for as a gain on financial instruments. The total proceeds on disposal of the Eldorado shares were $361.9 million.

St Ives royalty termination

On August 27, 2009, Gold Fields reached agreement with Morgan Stanley Bank to terminate, for A$308 million ($257.1 million), the royalty agreement between St Ives Gold Mining Company Pty Limited and Morgan Stanley Bank’s subsidiaries. The terminated royalty agreement required St Ives to pay a 4% net smelter volume royalty on all of its revenues once total gold produced from November 30, 2001 exceeded 3.3 million ounces which was triggered early in fiscal 2009, and provided that if the gold price exceeded A$600 per ounce, to pay an additional 10% of the revenue difference between the spot gold price, in Australian dollars per ounce, and the price of A$600 per ounce.

Purchase of Glencar

In fiscal 2010, Gold Fields acquired, for cash, 100% of Glencar Mining Plc., a company whose principal asset, and only defined resource, is the Komana project in Southern Mali, West Africa. The cash consideration paid was $43.0 million.

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.” The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange cash settlement price for copper in U.S. dollars for the past 12 calendar years and to date in calendar year 2010:

	Price per ounce(1)
Gold	High	Low	Average
	($/oz)
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009	1,213	810	972
2010 (through November 26, 2010)	1,421	1,058	1,210

Note:

(1)	Rounded to the nearest U.S. dollar.

On November 26, 2010, the London afternoon fixing price of gold was U.S.$1,355 per ounce.

	Price per ton(1)
Copper	High	Low	Average
	($/ton)
1998	1,880	1,438	1,654
1999	1,846	1,354	1,574
2000	2,009	1,607	1,814
2001	1,837	1,319	1,577
2002	1,690	1,421	1,558
2003	2,321	1,545	1,780
2004	3,287	2,337	2,867
2005	4,650	3,072	3,687
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009	7,346	3,051	5,164
2010 (through November 26, 2010)	8,925	6,091	7,386

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On November 26, 2010, the London Metal Exchange cash settlement price for copper was U.S.$8,289 per ton.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges are sometimes undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. At June 30, 2010, Gold Fields had no outstanding hedges. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity”. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

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

	Year ended June 30,
Realized Gold Price(1)(3)	2008	2009	2010
Average	821	874	1,089
High	1,011	989	1,261
Low	649	713	909
Gold Fields’ average realized gold price(2)	819	875	1,085

Note:

(1)	Prices stated per ounce

(2)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

(3)	Realized gold price relates to fiscal 2008, 2009 and 2010 as opposed to calendar 2008, 2009 and 2010 as disclosed in the table on page 145.

The following table sets out the average, the high and the low London Metal Exchange cash settlement price per ton for copper and Gold Fields’ average U.S. dollar realized copper price for the 10 month period from September 1, 2008 (when the Cerro Corona Mine commenced production) and the years ended June 30, 2009 and 2010.

Realized Copper Price(1)(3)	10 months ended June 30, 2009	Year ended June 30, 2010
Average	4,322	6,675
High	7,420	7,951
Low	2,770	4,821
Gold Fields’ average realized copper price(2)	4,115	6,273

Note:

(1)	Prices stated per ton

(2)	Gold Fields’ average realized copper price may differ from the average copper price due to the timing of its sales of copper within each year and is net of treatment and refining charges.

(3)	Realized copper price relates to the ten months ended June 30, 2009 and fiscal 2010 as opposed to calendar 2009 and 2010 as disclosed on page 145.

Costs

Over the last three fiscal years, Gold Fields’ total cash costs consist primarily of labor and, where applicable, contractor costs, power and water and consumable stores, which include explosives, timber and other consumables, including diesel fuel and other petroleum products. Gold Fields expects that its total cash costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes

Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 47% of total cash costs at the South African operations.

At the South African operations, power and water made up on average approximately 11% of total cash costs over the last three fiscal years. In fiscal 2010, power costs made up 12% of the costs of production at the South African operations. Eskom recently applied to the National Energy Regulator of South Africa, or NERSA, for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. Gold Fields may pay higher ratio than the average as an industrial user and it expects further significant additional increases during the next several years as Eskom embarks on an electricity generation capacity expansion program.

The gold mining industry in Ghana has been notified by the VRA of new rates of between $0.12 and $0.165 per kilowatt hour under which the services of the VRA and the services of the transmission and distribution utility are to be billed separately. These new rates have been billed to both the Tarkwa and Damang mines. Gold Fields Ghana is a bulk permit holder, which allows it to negotiate rates with the VRA and Gold Fields Ghana began such negotiations in August 2010.

At the Ghana operations, mining operations at Damang are conducted by an outside contractor, while starting in fiscal 2005, Tarkwa began engaging in owner mining and therefore significantly reduced its use of outside contractors. Contractor costs represented on average 19% of total cash costs at Tarkwa over the last three fiscal years, and 18% of total cash costs during fiscal 2010. Over the last three fiscal years contractor costs represented on average 50% of total cash costs at Damang with 46% in fiscal 2010. Direct labor costs represent on average a further 9% of total cash costs at Tarkwa over the last three fiscal years and 8% in fiscal 2010. Over the last three fiscal years direct labor costs represented on average 7% at Damang and 9% in fiscal 2010.

At Cerro Corona labor represented 19% of total cash costs and contractor costs represented 39% of total cash costs. Cerro Corona has only been in full production for fiscal 2010 therefore no further comparatives can be provided.

At the Australian operations, mining operations were conducted by outside contractors. However at Agnew, owner mining commenced in May 2010, while development is still conducted by outside contractors. Agnew spent A$13 million ($12 million) on the acquisition of mining fleet in the last quarter of fiscal 2010 to commence owner mining. Over the last three fiscal years, total contractor costs represented on average 50% at Agnew and 36% at St. Ives of total cash costs and direct labor costs represented on average a further 17% at Agnew and 16% at St. Ives of total cash costs.

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of their mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three fiscal years, fuel costs have represented approximately 15% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at other operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the pits and the distances between the pits and the plants. In order to provide some protection against future rises in oil prices, and therefore in diesel fuel prices, Gold Fields has in recent years entered into various call options for diesel fuel for the benefit of its Ghana operations. There were no call options entered into during fiscal 2010. However, call options entered into during fiscal 2009 expired on February 28, 2010. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Policy—Oil,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Experience—Oil” and “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Contract Position—Oil.”

During fiscal 2010, price participation royalties of A$3.4 million ($3.0 million) were paid to certain subsidiaries of Morgan Stanley Bank in respect of St. Ives.

Total gold produced from St. Ives since November 30, 2001 exceeded 3.3 million ounces during fiscal 2009, creating the liability to pay the 4% net smelter volume royalty which amounted to A$2.8 million ($2.5 million) for fiscal 2010. See “Information on the Company—Gold Fields’ Mining Operations—Australia Operations.” On August 26, 2009, Gold Fields terminated the royalty for a consideration of A$308 million ($257.1 million). The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

Business Process Re-engineering Program

One of Gold Fields’ strategic priorities relates to the proactive management of costs with a view to maintaining an NCE margin of between 20% and 25% at each mine. To this end, a comprehensive and far reaching business process re-engineering program has been implemented at the Driefontein, Kloof and Beatrix mines in South Africa, as well as at the Tarkwa mine in Ghana and the St. Ives mines in Australia. This will entail a significant focus on operating costs and the rationalization of on-mine and regional overhead cost structures and a review of the mine-to-mill processes.

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

The following tables set out a reconciliation of Gold Fields’ production costs, as calculated in accordance with U.S. GAAP, to its NCE for fiscal 2010, 2009 and 2008.

	For the year ended June 30, 2010
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	487.5	435.6	289.8	216.5	452.9	122.9	320.4	92.4	126.0	—	2,544.0
Add:
Corporate expenditure	10.3	9.4	5.5	3.8	5.7	1.5	3.6	1.6	6.1	—	47.5
Employment termination costs	2.6	3.4	2.7	0.7	—	—	—	0.3	—	0.6	10.3
GIP movement	—	—	—	—	10.9	(1.3)	18.8	(0.3)	1.3	—	29.4
Accretion expense on provision for environmental rehabilitation	4.8	3.2	2.5	0.7	1.5	0.3	3.3	1.6	1.5	—	19.3

Operating costs	505.1	451.4	300.4	221.5	470.8	123.3	346.1	95.6	134.9	0.6	2,649.9
Additions to property, plant and equipment	150.3	145.7	85.8	212.8	64.6	29.8	84.9	48.8	85.6	4.6	913.1

Notional cash expenditure	655.4	597.1	386.2	434.3	535.4	153.1	431.0	144.5	220.5	5.2	3,562.8

Gold produced (‘000oz)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	393.6	—	3,841.0
Notional cash expenditure per ounce of gold produced ($)	923	1,053	985	1,640	743	738	1,023	874	560	—	928

Notes:

(1)	Calculated using an average exchange rate of R7.58 per $1.00.

(2)	Including gold equivalent ounces.

	For the year ended June 30, 2009
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	378.6	330.6	218.4	128.3	359.4	130.7	288.9	84.6	79.1		(0.3)	1,998.6
Add:
Corporate expenditure	7.1	5.7	3.9	2.5	8.1	1.3	3.4	1.5	2.0		—	35.5
Employment termination costs	1.8	2.5	2.0	—	—	—	0.6	0.2	—		—	7.1
Accretion expense on provision for environmental rehabilitation	4.0	3.5	1.8	1.0	0.8	0.2	1.0	0.3	1.3		—	13.9

Operating costs	391.8	342.3	226.1	131.8	368.3	132.2	293.6	86.6	82.4		(0.3)	2,055.1
Additions to property, plant and equipment	114.8	106.4	69.9	113.3	140.8	16.9	49.4	21.7	116.8		10.2	760.3

Notional cash expenditure	506.6	448.7	296.0	245.1	509.1	149.1	343.3	108.3	199.2		9.9	2,815.4

Gold produced (‘000oz)	829.9	643.0	391.1	174.7	612.4	200.4	428.3	192.1	219.3	(2)	—	3,691.2
Notional cash expenditure per ounce of gold produced ($)	610	698	757	1,403	831	744	802	564	908		—	763

Notes:

(1)	Calculated using an average exchange rate of R9.01 per $1.00.

(2)	Including gold equivalent ounces.

	For the year ended June 30, 2008
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	390.3	358.9	229.0	170.3	312.5	126.9	25.1	292.2	97.5	—	(6.6)	1,996.1
Add:
Corporate expenditure	8.5	7.4	4.6	2.8	3.7	1.4	2.1	3.0	1.0	5.2	1.3	41.0
Employment termination costs	2.2	1.9	2.4	9.4	—	—	—	0.3	—	—	—	16.2
Accretion expense on provision for environmental rehabilitation	1.1	2.6	2.0	0.5	0.8	0.2	1.0	3.0	0.8	—	—	12.0

Operating costs	402.1	370.8	238.0	183.0	317.0	128.5	28.2	298.5	99.3	5.2	(5.3)	2,065.3
Additions to property, plant and equipment	139.8	123.5	79.3	107.9	169.7	10.8	7.4	83.6	24.1	348.4	59.9	1,154.4

Notional cash expenditure	541.9	494.3	317.3	290.9	486.7	139.3	35.6	382.1	123.4	353.6	54.6	3,219.7

Gold produced (‘000oz)	928.0	820.9	438.1	232.1	646.1	194.2	33.8	417.7	203.7	—	—	3,914.6
Notional cash expenditure per ounce of gold produced ($)	584	602	724	1,253	753	717	1,053	915	606	—	—	822

Note:

(1)	Calculated using an average exchange rate of R7.27 per $1.00.

NCE increased from $763 per ounce in fiscal 2009 to $928 per ounce in fiscal 2010, primarily because of significant increases in additions to property, plant and equipment mainly due to the project build-up at South Deep and expenditure on underground development at Athena, at St Ives. In addition, costs increased due to the 15.9% strengthening of the South African Rand against the U.S. dollar, annual wage increases, increases in electricity tariffs in South Africa and Ghana and the increase in statutory workers participation in Cerro Corona.

Income and Mining Taxes

South Africa

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. For tax purposes, GFI Mining South Africa, or GFIMSA, as well as Gold Fields Operations Limited, or GFO, and GFI Joint Venture Holdings (Proprietary) Limited (the legal partners of the South Deep Joint Venture), are considered gold mining companies whereas Gold Fields itself and its other South African subsidiaries are non-gold mining companies. All non-gold mining companies pay tax at the statutory rate of 28%, whereas gold mining companies pay tax at a rate which is calculated in terms of a formula which is explained below. In addition, non-gold mining companies are liable for Secondary Tax on Companies, or STC, which is currently charged at a rate of 10%. STC is a tax on dividends declared by companies or closed corporations that are resident in South Africa. It differs from a dividend withholding tax in that it is a tax imposed on companies or closed corporations, and not on its shareholders. STC is payable on the amount of dividends declared by the company, less the sum of qualifying dividends received or accrued to the company during a particular time period (referred to as a dividend cycle).

Gold mining companies are subject to tax at different rates on their mining and non-mining income. Mining income is taxed on a formula basis, in terms of which the tax rate rises as the ratio of taxable income to gross mining revenue increases.

The formula takes the form	,

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

The Mineral and Petroleum Resource Royalty Act, 2008, or the Royalty Act, was promulgated on November 24, 2008 and came into operation on March 1, 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the State.

The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. A maximum royalty of 7% has been introduced on unrefined minerals.

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for the period from March 1, 2010 to June 30, 2010 was approximately 1.2%. This royalty is included in the mining and income tax benefit/(expense) line item in Gold Fields’ consolidated income statement.

Ghana

Ghanaian resident companies are subject to tax on the basis of income derived from, accruing in, received in, or brought into Ghana. The standard corporate income tax rate is currently 25% having been reduced from 28% with effect from January 1, 2006. Because the mineral rights are owned by the state, the Tarkwa and

Damang operations are also subject to a 3% gold royalty. With effect from April 1, 2011, the royalty rate has been fixed at 5% of total revenue earned from minerals obtained. This royalty is included in the income and mining tax benefit/(expense) line item in Gold Fields’ consolidated income statements. A reconstruction and development levy of 2.5% on operating profit that was introduced on January 1, 2001 was abolished from January 1, 2006.

On July 21, 2009, the Ghanaian government promulgated the National Fiscal Stabilisation Levy Act, which introduces a levy of 5% on profits before tax of companies in selected industries, including mining. The Ghanaian government has indicated that this will only be applicable to the 2009 and 2010 calendar years, commencing for Gold Fields during the quarter ended September 30, 2009. The levy was introduced as a temporary measure to raise additional revenue and meet critical government expenditure, and is not intended to be a permanent feature of the Ghanaian fiscal regime. The Minister for Finance in his 2011 Budget has proposed to extend the levy for one more year.

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

Australia

Generally, Australia will impose tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs are deductible in full as incurred and other capital expenditure is deductible over the lives of the assets acquired. In addition, other expenditures, such as export market development, mine closure costs actually incurred and the defence of native title claims, may be deducted from income. The St. Ives and Agnew operations are also subject to a 2.5% gold royalty, which came into effect from 1 July, 1998, because the mineral rights are owned by the state. This royalty is included in the mining and income tax benefit/(expense) line item in Gold Fields’ consolidated income statements.

The Australian federal government has announced a proposal to introduce a new Minerals Resource Rent Tax, or MRRT, on profits from the mining of iron ore and coal in Australia, at a rate of 30% from July 1, 2012. The comprehensive resource rent tax that was originally announced will no longer proceed. Accordingly, state royalties will continue to apply due to gold and several minerals being excluded from this tax.

With effect from July 1, 2001 the Australian legislature introduced a Uniform Capital Allowance, which allows tax deductions for:

•	depreciation attributable to assets; and

•	certain other capital expenditures.

Gold Fields Australia and its wholly-owned Australian controlled entities have elected to be treated as a tax consolidated group for taxation purposes. As a tax consolidated group, a single tax return is lodged for the group based on the consolidated results of all companies within the group. The decision to implement the tax consolidation regime was made by Gold Fields during the 2005 fiscal year and applied as of July,1, 2003.

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

Tax losses may be carried forward by a domiciled corporation using one of the following methods, the election of which is made annually:

•	Losses may be carried forward and used in full in the subsequent four tax years. The balance of tax losses carried forward and not used during these four tax years is forfeited

•

Losses can be carried forward, and the amount of the loss carry-forward that can be offset against subsequent years is limited to 50% of the taxable income of that subsequent tax year. The balance of the assessed losses may be carried forward and applied on this basis until balance is fully used up, with no time limit on the carry forward.

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

Exchange Rates

Gold Fields’ South African revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a lower Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates.” In fiscal 2010, movements in the U.S. dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand strengthened 15.9% against the U.S. dollar, from an average of 9.01 in fiscal 2009 to 7.58 in fiscal 2010.

During fiscal 2010, Gold Fields had two different forward purchase contracts to manage its exposure to fluctuations in the value of the Rand against the U.S. dollar:

•

As a result of the draw down on January 31, 2007 of $550 million under a $1.8 billion bridge loan facility entered into to close-out the Western Areas gold derivative structure and refinance certain working capital loans, U.S. dollar/Rand forward cover was purchased during fiscal 2007 in an amount of $550.8 million for settlement August 6, 2007, at an average forward rate of R7.3279 based on a spot rate of R7.1918. Subsequently, that cover was extended for periods of between one and three months during fiscal 2008, 2009 and 2010. The cover was reduced as a result of loan repayments of

$60.8 million, $172.0 million and $44 million made on December 6, 2007, December 31, 2007 and June 15, 2009, respectively. The balance of the $274 million forward cover was then extended to July 15, 2009, the next repayment date on the loan, at an average forward rate of R8.0893.

On September 17, 2009, the forward cover of $274 million was settled as a result of the decision to repay the outstanding loan amount. For accounting purposes, this forward cover was designated as a hedging instrument. As a result, the gains and losses were accounted for under foreign exchange gains/(losses), along with gains and losses on the underlying loan that had been hedged. The forward cover points were deemed to be an interest cost and therefore accounted for as part of interest. During fiscal 2010, this contract was closed out and the realized foreign exchange loss on the settlement was exactly offset by R34 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279; and

•

During fiscal 2010, South African Rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies. An initial U.S. dollar forward contract of $20 million was entered into during the year. At the end of the financial year, $3 million was outstanding

Gold Fields’ operations are also affected by movements in the Australian dollar/U.S. dollar exchange rate. An initial Australian dollar forward contract of A$12 million was entered into during the year. At the end of the financial year, A$9 million was outstanding

See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

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

Inflation

It is possible that a period of significant inflation in South Africa could adversely affect Gold Fields’ results and financial condition. However, because the majority of Gold Fields’ costs at the South African operations are in Rand, while its revenues from gold sales are in U.S. dollars, the extent to which the Rand devalues or appreciates against the U.S. dollar will impact South African inflation. In Ghana and Peru, Gold Fields’ operations are not significantly impacted by Ghanaian and Peruvian inflation because a substantial portion of Gold Fields’ costs are either incurred directly in U.S. dollars or are determined according to a formula by which U.S. dollar amounts are converted into Ghanaian Cedi and Peruvian Soles. Gold Fields expects that the impact of Australian inflation will be similar to that of South Africa.

Capital Expenditures

Gold Fields will continue to be required to make capital investments in both new and existing infrastructure and opportunities and, therefore, management will be required to continue to balance the demands for capital expenditure in the business and allocate Gold Fields’ resources in a focused manner to achieve its sustainable growth objectives. Gold Fields expects that its use of available capital resources and allocation of its capital expenditures may shift in future periods as it increases investment in certain of its exploration projects.

Set out below are the capital expenditures made by Gold Fields during fiscal 2010 and those budgeted for the respective future periods noted below.

South African Operations

•

Gold Fields spent approximately $150 million on capital expenditures at the Driefontein operation in fiscal 2010 and has budgeted $74 million for the six month period ending 31 December 2010 and approximately $155 million of capital expenditures at Driefontein for fiscal 2011.

•

Gold Fields spent approximately $146 million on capital expenditures at the Kloof operation in fiscal 2010 and expects to spend $89 million for the six month period ending 31 December 2010 and approximately $158 million on capital expenditures in fiscal 2011.

•

Gold Fields spent approximately $86 million on capital expenditures at the Beatrix operation in fiscal 2010 and expects to spend approximately $37 million for the six month period ending 31 December 2010 and $71 million on capital expenditures at Beatrix in fiscal 2011.

•

Gold Fields spent approximately $213 million on capital expenditures at the South Deep operation in fiscal 2010 and expects to spend $125 million for the six month period ending 31 December 2010 and approximately $251 million on capital expenditures at South Deep in fiscal 2011.

Ghanaian Operations

•

Gold Fields spent approximately $65 million on capital expenditures at the Tarkwa operation in fiscal 2010 (excluding $84 million spent on capital waste mining, which is expensed and has budgeted $143 million for the six month period ending 31 December 2010 and approximately $115 million for capital expenditures at Tarkwa for fiscal 2011 (excluding $105 million spent on capital waste mining, which is expensed).

•

Gold Fields spent approximately $30 million on capital expenditures at the Damang mine in fiscal 2010 and has budgeted $29 million for the six month period ending 31 December 2010 and approximately $64 million of capital expenditures at Damang for fiscal 2011.

Australian Operations

•

Gold Fields spent approximately $85 million on capital expenditures at St. Ives in fiscal 2010 and has budgeted $58 million for the six month period ending 31 December 2010 and approximately $216 million for capital expenditures at St. Ives in fiscal 2011.

•

Gold Fields spent approximately $49 million on capital expenditures at Agnew in fiscal 2010 and has budgeted $32 million for the six month period ending 31 December 2010 and approximately $55 million for capital expenditures at Agnew for fiscal 2011.

Peruvian Operations

•

Gold Fields spent approximately $86 million on capital expenditures at Cerro Corona in fiscal 2010 and has budgeted $43 million for the six month period ending 31 December 2010 and approximately $115 million for capital expenditures at Cerro Corona for fiscal 2011.

Exploration

•

In the 12 month period ending June 30, 2011, Gold Fields plans to spend about $50 million on near mine exploration, and about $100 million on greenfields exploration (not including exploration spending in relation to the FSE deposit), the latter largely in the three targeted international regions.

The actual expenditures for the future periods noted above may be different from the amounts set out above and the amount of actual capital expenditure will depend on a number of factors, such as production volumes, the price of gold, copper and other minerals mined by Gold Fields and general economic conditions. Some of the factors are outside of the control of Gold Fields. Please see “Risk Factors” and “Information on the Company” for further information.

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

Business combinations

Management accounts for its business acquisitions under the purchase method of accounting. The total value of the consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by using internal or external valuations. Management uses a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values, valuations on recent transactions or a combination thereof and others and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability. In addition, management believes that it uses the most appropriate valuation assumptions underlying each of those valuation methods based on current information available including discount rates, market risk rates, entity risk rates, cash flow assumptions and others. The accounting policy for valuation of business acquisitions is considered critical because judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of financial position and the results of operations.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2010, the Group used an expected future market gold price of $1,100 per ounce, and expected future market exchange rates of R7.35 to $1.00 for the 12 month period ending June 30, 2011, an expected future market gold price of $1,000 per ounce, and expected future market exchange rates of R8.09 to $1.00 for the 12 month period ending June 30, 2012 and R9.02 to $1.00 thereafter and A$1.09 to $1.00 for the 12 month period ending June 30, 2011 and A$1.15 to $1.00 thereafter;

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

Gold Fields recorded no impairment charges on its long-lived assets during fiscal 2010 or fiscal 2009 and recorded impairment charges amounting to $11.4 million in fiscal 2008.

Impairment of goodwill

Gold Fields acquired the South Deep mine on December 1, 2006. Goodwill related to this acquisition is reflected in the balance sheet in the U.S. dollar reporting currency at $1,154.9 million. Gold Fields performs its annual impairment test of goodwill related to the South Deep mine at the end of each fiscal period.

Under U.S. GAAP, the goodwill impairment test consists of two steps. The first step, which compares the reporting unit’s fair value to its carrying amount, is used as a screening process to identify potential goodwill impairment. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the second step of the impairment test must be completed to measure the amount of the reporting unit’s goodwill impairment loss, if any. During this step, the reporting unit’s fair value is assigned to the reporting unit’s assets and liabilities, using the initial acquisition accounting guidance in ACS 805, in order to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is then compared with the carrying amount of the reporting unit’s goodwill to determine the goodwill impairment loss to be recognized, if any.

The process for determining fair value of the South Deep mine is subjective as gold mining companies typically trade at a market capitalisation that is based on a multiple of net asset value and requires management to make numerous assumptions.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2010, the Group used an expected future market gold price of $1,100 per ounce, and expected future market exchange rate of R7.35 to $1.00 for the 12 month period ending June 30, 2011, an expected future market gold price of $1,000 per ounce, and expected future market exchange rate of R8.09 to $1.00 for the 12 month period ending June 30, 2012 and R9.02 to $1.00 thereafter;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Gold Fields has determined that the fair value of the South Deep mine is considered in excess of its carrying value of $3,324.8 million and the goodwill related to the South Deep mine was therefore not considered impaired under U.S. GAAP.

Deferred taxation

Management establishes a valuation allowance deferred tax assets where cumulative losses require a valuation allowance or where management believes that they will not be realized based on projections. These determinations are based on the projected taxable income and realization of tax allowances and tax losses. In the event that these tax assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that Gold Fields would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

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

Share-based compensation

U.S. GAAP requires Gold Fields to determine the fair value of share options as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. Gold Fields determines the grant-date fair value of options using a Black-Scholes or Monte Carlo simulation valuation model, which require Gold Fields to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and Gold Fields’ expected dividend yield. While Gold Fields’ management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement. Gold Fields’ options have characteristics significantly different from those of traded options and therefore fair values may also differ.

Recently adopted accounting pronouncements

The accounting standards codification

In June 2009, the Financial Accounting Standards Board , or FASB, established the Accounting Standards Codification , or ASC, to become the single source of authoritative U.S. GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission , or the SEC, and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. It became effective for interim and annual reporting periods ending after September 15, 2009. The adoption had no impact on the Group’s financial statements, other than the references to authoritative U.S. GAAP.

Foreign currency issues

In May 2010, the ASC guidance relating to foreign currency issues: multiple foreign currency exchange rate was updated. The update codifies an announcement made by the SEC Observer at the March 2010 meeting of the FASB’s Emerging Issues Task Force , or the EITF,. The announcement clarified the accounting required when there are differences between amounts recorded for financial reporting purposes versus the underlying U.S. dollar denominated values upon transition to highly inflationary accounting. The update was effective as of March 18, 2010. There were no differences between the amounts recorded for financial reporting purposes and the underlying U.S. dollar denominated values of the Group’s investment in Rusoro upon transition to highly inflationary accounting on January 1, 2010, and the updated guidance did not have an impact on the Group’s financial statements.

Subsequent events

In February 2010, the ASC guidance was amended to clarify that SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements. The amendment was effective on issuance and had no impact on the Group’s consolidated financial position, results of operations or cash flows.

Decreases in ownership of a subsidiary

In January 2010, the FASB updated the ASC guidance for decreases in ownership of a subsidiary to update the scope of the guidance and include additional disclosures required upon deconsolidation of a subsidiary. The amendments became effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and were applied retrospectively to the first period in which the guidance on noncontrolling interests was adopted. The adoption of the guidance had no impact on the Group’s financial statements.

Distributions to shareholders

In January 2010, the ASC guidance for accounting for distributions to shareholders with components of shares and cash was updated to clarify that the share portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in aggregate is considered a share issuance that is reflected in earnings per share prospectively. The guidance was effective for interim and annual reporting periods ending on or after December 15, 2009, and was applied retrospectively to all prior periods. The adoption of the guidance had no impact on the Group’s financial statements.

Fair value measurements

In April 2009, the ASC guidance was updated to provide additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. In April 2009, the guidance for investments in debt and equity securities was updated to: (i) clarify the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provide guidance on the amount of an other-than-temporary impairment recognized for a debt security in earnings and other comprehensive income and (iii) expand the disclosures required for other-than-temporary impairments for debt and equity securities. Also in April 2009, the guidance for financial instruments was updated to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Group adopted the updated guidance for the annual reporting period beginning July 1, 2009. The adoption had no impact on the Group’s financial statements.

Post-retirement benefit plan assets

In December 2008, the ASC guidance for retirement benefits was updated to expand the requirements of employers’ disclosures about post-retirement benefit plan assets in a defined benefit pension or other post-retirement plan. The objective is to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The Group adopted the updated guidance beginning July 1, 2009. These disclosures are not required for earlier periods that are presented for comparative purposes. The adoption did not have an impact on the Group’s financial statements.

Equity method investment

In November 2008, the ASC guidance for equity method and joint venture investments was updated to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The updated guidance was effective for the Group’s annual reporting period beginning July 1, 2009 and was applied prospectively. The adoption had no impact on the Group’s consolidated financial position or results of operations.

Equity-linked financial instruments

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity’s own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity’s own shares which would qualify as a scope exception from hedge accounting. The updated guidance was effective for the Group’s annual reporting period beginning July 1, 2009. The adoption had no impact on the Group’s consolidated financial position or results of operations.

Convertible debt instruments

In May 2008, the ASC guidance was updated for convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. The update requires that the liability and equity components of convertible debt instruments within the scope be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. It became effective for the Group’s fiscal year beginning July 1, 2009. The adoption had no impact on the Group’s financial statements.

Useful life of intangible assets

In April 2008, the ASC guidance for determination of the useful life of intangible assets was updated. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and remove the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions. Instead, it requires an entity to consider its own historical experience in renewing similar arrangements. It became effective for the Group’s annual reporting period beginning July 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on the Group’s financial statements.

Derivative instruments

In March 2008, the ASC guidance for disclosures about derivative instruments and hedging activities was updated. The guidance requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The Group adopted these provisions beginning July 1, 2009. Except for presentation changes, the adoption had no impact on the Group’s financial statements.

Noncontrolling interests

In December 2007, the ASC guidance for noncontrolling interests was updated to establish accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), (ii) the amount of net income attributable to the parent and to the noncontrolling interests, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires noncontrolling interests to be classified as a separate component of equity. The Group adopted the updated guidance beginning July 1, 2009 and adopted the economic entity model. Except for presentation changes, the adoption had no impact on the Group’s financial statements.

Business combinations

In December 2007, the ASC guidance for business combinations was updated, which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. In April 2009, the guidance was further updated to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The Group adopted the provisions beginning July 1, 2009 to be applied to all future business combinations. The adoption did not have any impact on the Group’s financial statements.

Recently issued accounting pronouncements

Fair value measurements

In January 2010, the ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance will have no impact on the Group’s financial statements.

In August 2009, the ASC guidance was updated to clarify how entities should estimate the fair value of liabilities. It provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The amended guidance on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28, 2009. The Group is evaluating the potential impact of adopting this guidance on the Group’s consolidated financial position, results of operations and cash flows.

Receivables

In July 2010, the ASC guidance relating to disclosures about the credit quality of financial receivables and the allowance for credit losses was updated. The update requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the update is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance roll forward and modification disclosures effective for periods beginning after December 15, 2010. The Group is currently assessing the impact of adoption of the updates.

Variable interest entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Group does not expect the adoption of this guidance to have a material impact on the Group’s financial statements.

Results of Operations

Years Ended June 30, 2010 and 2009

Revenues

Product sales increased by $936.0 million, or 29.0%, from $3,228.3 million in fiscal 2009 to $4,164.3 million in fiscal 2010. The increase in product sales was primarily due to an increase in the average realized gold price of 24.0% from $875 per ounce in fiscal 2009 to $1,085 per ounce in fiscal 2010 and an increase in the average realized copper price of 52.4% from $4,115 per ton to $6,273 per ton, coupled with an increase of approximately 0.15 million equivalent ounces, or 4.0%, in total equivalent gold sold, from 3.690 million ounces in fiscal 2009 to 3.837 million ounces in fiscal 2010.

At the Cerro Corona operation in Peru copper production was converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At the South African operations, gold sales decreased from 2.04 million ounces in fiscal 2009 to 1.93 million ounces in fiscal 2010 primarily as a result of safety-related mine stoppages and a particularly slow start after the Christmas break. At Driefontein, gold sales decreased by 14.5% from 0.83 million ounces to 0.71 million ounces as a result of lower underground volumes mined and a 10.7% decrease in underground yield from 7.5 grams per ton to 6.7 grams per ton. The lower volumes were mainly due to safety-related stoppages. Gold sales at Kloof decreased by 11.9% from 0.64 million ounces to 0.57 million ounces primarily as a result of safety related stoppages. At Beatrix, gold sales remained relatively flat at 0.39 million ounces. At South Deep, gold sales increased from 0.17 million ounces in fiscal 2009 to 0.26 million ounces for fiscal 2010, in line with anticipated production build-up.

At the West African operations, total gold sales increased from 0.81 million ounces in fiscal 2009 to 0.93 million ounces in fiscal 2010. This was mainly due to a 17.7% increase in gold sales at Tarkwa from 0.61 million ounces in fiscal 2009 to 0.72 million ounces in fiscal 2010. Gold sales increased at Tarkwa mainly as a result of the commissioning of the new CIL plant, which allowed increased throughput. Damang gold sales increased by 3.5% from 0.20 million ounces to 0.21 million ounces due to the commissioning of the secondary crusher in the last quarter of fiscal 2010 which allowed more hard high-grade ore to be milled.

At the South American operation of Cerro Corona in Peru, total gold equivalent sales increased by 79.0% from 0.22 million gold equivalent ounces in fiscal 2009 to 0.39 million gold equivalent ounces in fiscal 2010, because of a full year’s production in fiscal 2010 compared with only six full months in fiscal 2009. Cerro Corona commenced commercial levels of production in January 2009.

At the Australasian operations, total gold sales decreased from 0.62 million ounces in fiscal 2009 to 0.59 million ounces in fiscal 2010. At St. Ives, gold sales decreased by 1.7% from 0.43 million ounces to 0.42 million ounces due to less ore mined at Belleisle. At Agnew, gold sales decreased by 14.0% from 0.19 million ounces in fiscal 2009 to 0.17 million ounces fiscal 2010 due to the depletion of the Songvang surface stockpiles.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2009 and fiscal 2010.

	Fiscal 2009			Fiscal 2010
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)	Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	(‘000 oz)	(S/oz)		(‘000 oz)	(S/oz)		(%)
South Africa
Driefontein	830	450	541	710	691	816	54	51
Kloof	643	511	643	567	769	968	50	51
Beatrix	391	557	684	392	741	929	33	36
South Deep	175	717	902	264	816	1,043	14	16

Ghana
Tarkwa(3)	612	601	682	721	652	740	8	9
Damang(4)	200	671	719	207	621	653	(7)	(9)

Peru
Cerro Corona(5)	219	369	553	390	348	504	(6)	(9)
Australia(6)
St. Ives	428	654	818	421	755	1,070	15	31
Agnew	192	404	490	165	531	656	31	34
Total(7)(8)	3,690	—	—	3,837	—	—	—	—
Weighted average	—	538	659	—	670	837	25	27

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(2)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

(3)	In fiscal 2009 and 2010, 0.435 million ounces and 0.513 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.

(4)	In fiscal 2009 and 2010, 0.142 million ounces and 0.147 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.

(5)	In fiscal 2009 and 2010, 0.176 million ounces and 0.315 million ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	In fiscal 2009 and 2010, 3.414 million ounces and 3.494 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Venezuela operations.

(8)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2010 and fiscal 2009.

	For the year ended June 30, 2010
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	487.5	435.6	289.8	216.5	452.9	122.9	320.4	92.4	126.0	—	2,544.0
Less:
G&A other than corporate costs	5.5	4.6	2.9	1.6	18.3	2.4	6.1	2.9	1.4	—	45.7
GIP adjustment(2)	—	—	—	—	(6.4)	—	(4.1)	0.2	(0.6)	—	(10.9)
Exploration	—	—	—	—	—	—	12.0	6.3	—	—	18.3
Plus:
Employee termination costs	2.6	3.4	2.7	0.7	—	—	—	0.3	—	0.6	10.3
Royalties	5.8	1.1	0.7	0.5	29.0	8.2	11.6	4.4	10.3	—	71.6
Total cash costs	490.4	435.5	290.3	216.1	470.0	128.7	318.0	87.7	135.5	0.6	2,572.8
Plus:
Amortization(2)	84.0	109.7	71.2	59.5	62.1	6.5	129.3	19.1	59.7	19.2	620.3
Rehabilitation	4.7	3.2	2.5	0.7	1.5	0.3	3.3	1.6	1.5	—	19.3
Total production costs	579.1	548.4	364.0	276.3	533.6	135.5	450.6	108.4	196.7	19.8	3,212.4
Gold produced (‘000 oz)(3)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	393.6	—	3,841.0
Gold sold (‘000 oz)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	389.9	—	3,837.3
Total cash costs ($/oz)(4)	691	769	741	816	652	621	755	531	348	—	670
Total production costs ($/oz)(5)	816	968	929	1,043	740	653	1,070	656	504	—	837

Notes:

(1)	Calculated using an exchange rate of R7.58 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2010, 3.497 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

	For the year ended June 30, 2009
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	378.9	330.6	218.4	128.3	359.4	130.7	288.9	84.6	79.1	(03)	1,998.6
Less:
G&A other than corporate costs	8.7	6.9	4.7	3.0	10.1	1.6	4.1	1.8	2.5	—	43.4
GIP adjustment(2)	(1.8)	(2.5)	(2.0)	—	(2.7)	—	14.7	9.6	(1.1)	(0.3)	13.9
Exploration	—	—	—	—	—	—	—	—	—	—	—
Plus:
Employee termination costs	1.8	2.5	2.0	—	—	—	0.6	0.2	—	—	7.1
Royalties	—	—	—	—	16.1	5.3	9.5	4.2	2.6	—	37.7
Total cash costs	373.8	328.7	217.7	125.3	368.1	134.4	280.2	77.6	80.3	—	1,986.1
Plus:
Amortization(2)	70.9	81.5	48.2	31.3	48.9	9.4	69.1	16.2	38.8	16.2	430.5
Rehabilitation	4.0	3.5	1.8	1.0	0.8	0.2	1.0	0.3	1.3	—	13.9
Total production costs	448.7	413.7	267.7	157.6	417.8	144.0	350.3	94.1	120.4	16.2	2,430.5
Gold produced (‘000 oz)(3)	829.9	643.0	391.1	174.7	612.4	200.4	428.3	192.1	219.3	—	3,691.2
Gold sold (‘000 oz)	829.9	643.0	391.1	174.7	612.4	200.4	428.3	192.1	217.8	—	3,689.7
Total cash costs ($/oz)(4)	450	511	557	717	601	671	654	404	369	—	538
Total production costs ($/oz)(5)	541	643	684	902	682	719	818	490	553	—	659

Notes:

(1)	Calculated using an exchange rate of R9.01 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2009, 3.414 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data— Footnote 4.”

Gold Fields’ weighted average total cash costs per ounce increased by $132 per ounce, or 24.5%, from $538 per ounce in fiscal 2009 to $670 per ounce in fiscal 2010.

The weighted average total cash costs at the South African operations increased by $228 per ounce, or 44.4%, from $513 per ounce in fiscal 2009 to $741 per ounce in fiscal 2010. This increase was as a result of the 15.9% strengthening of the Rand against the U.S. dollar, above inflation wage increases, an increase in electricity tariffs and lower production.

The weighted average total cash costs at the West African operations increased by $27 per ounce, or 4.4%, from $618 per ounce in fiscal 2009 to $645 per ounce in fiscal 2010. This increase was as a result of the increase in electricity tariffs.

The weighted average total cash costs per ounce at the South American operation decreased by $21 per ounce, or 5.7%, from $369 per ounce in fiscal 2009 to $348 per ounce in fiscal 2010. This decrease was due to the increase in gold equivalent ounces sold due to the operation being in production for a full year compared with nine months in the previous year partially offset by the increase in statutory workers participation.

The weighted average total cash costs per ounce at the Australasian operations increased by $116 per ounce, or 20.1%, from $576 per ounce in fiscal 2009 to $692 per ounce in fiscal 2010. This increase was due to the decrease in gold ounces sold and an 18.9% strengthening of the Australian dollar against the U.S. dollar.

In fiscal 2010 exchange rate translations had a very significant effect on costs as the Rand strengthened 15.9% against the U.S. dollar from an average of 9.01 in fiscal 2009 to 7.58 in fiscal 2010.

Production costs

Production costs increased by $545.4 million, or 27.3%, from $1,998.6 million in fiscal 2009 to $2,544.0 million in fiscal 2010.

This increase was due to a 15.9% and an 18.9% strengthening of the South African Rand and Australian dollar against the U.S. dollar respectively, above inflation annual wage increases, increases in electricity tariffs in South Africa and Ghana and the increase in statutory workers participation in Cerro Corona.

Depreciation and amortization

Depreciation and amortization charges increased by $197.6 million, or 45.6%, from $433.5 million in fiscal 2009 to $631.1 million in fiscal 2010. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa the increase was due to the 15.9% stronger Rand, the increase in short life ore reserve development at Kloof and Beatrix and the build-up at South Deep. The increase in Ghana was mainly at Tarkwa due to the increase in production and additional amortization on the CIL expansion and the HPGR. The principal reason for the increase in Cerro Corona was due to a full year’s production compared with only nine months in the previous year. In Australia the increase was mainly due to the 18.9% stronger Australian dollar against the U.S. dollar and the amortization of the Morgan Stanley royalty.

The table below depicts the changes from June 30, 2007 to June 30, 2009 for proven and probable reserves above current infrastructure and for the life of mine for each operation and the resulting impact on the amortization charge in fiscal 2009 and 2010, respectively. The life of mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at June 30, 2010 became effective on July 1, 2010.

	Proven and probable reserves as of			Life of mine(1) as of			Amortization as of
	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2009	June 30, 2010
	(‘000 oz)			(years)			($ million)
South African Region
Driefontein	12,300	11,000	10,100	17	17	18	70.9	84.0
Kloof	11,400	10,500	9,700	16	16	15	81.5	109.8
Beatrix	7,500	6,200	6,100	12	12	13	48.2	71.2
South Deep	18,100	16,800	17,200	42	41	42	31.3	59.5
West African Region
Tarkwa(2)	12,200	11,300	10,700	14	13	13	48.9	68.4
Damang(3)	1,400	1,400	1,800	7	6	10	9.4	6.6
South American Region
Choco 10	1,800	3,000	—	9	—	—	—	—
Cerro Corona(4)	3,200	3,000	2,800	—	16	15	38.8	60.3
Australasian Region(5)
St. Ives	2,500	1,900	2,300	5	5	5	69.1	136.8
Agnew	600	600	700	3	4	4	16.2	15.5
Corporate and other	—	—	—	—	—	—	19.2	19.0
Total	67,800	62,700	61,400	—	—	—	433.5	631.1
Reserves below infrastructure(6)	23,100	22,100	21,700	—	—	—	—	—
Total reserves(7)	94,100	84,800	83,100	—	—	—	—	—

Notes:

(1)	The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves, whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.

(2)	As of June 30, 2007, June 30, 2008 and June 30, 2009, reserves of 8.674 million ounces, 8.034 million ounces and 7.608 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.

(3)	As of June 30, 2007, June 30, 2008 and June 30, 2009, reserves of 0.995 million ounces, 0.995 million ounces and 1.280 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.

(4)	As of June 30, 2008 and June 30, 2009, reserves of 2.421 million ounces and 2.260 million ounces of gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.

(5)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(6)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(7)	As of June 30, 2007, June 30, 2008 and 2009 reserves of 85.170 million ounces, 80.550 million ounces and 78.947 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West African and South American operations.

Corporate expenditure

Corporate expenditure was $47.5 million in fiscal 2010 compared to $35.5 million in fiscal 2009, an increase of 33.8%. The increase is mainly due to the strengthening of the Rand against the U.S. dollar and the effect of inflation. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure increased from R320.0 million in fiscal 2009 to R360.0 million in fiscal 2010.

Employee termination costs

In fiscal 2010, Gold Fields incurred employee termination costs of $10.3 million compared to $21.0 million in fiscal 2009. The termination costs in both fiscal 2010 and 2009 related primarily to restructuring at the South African operations.

Exploration expenditure

Exploration expenditure was $82.4 million in fiscal 2010, an increase of 42.1% from $58.0 million in fiscal 2009. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Australia, China and North, South and Central America, with the increase in fiscal 2010 due primarily to a higher spend on advanced stage exploration projects; $11 million on Chucapaca in Peru and $13 million on Yanfolila in Mali. Subject to continued exploration success, exploration expenditure is expected to be $100 million in the 12 month period ending June 30, 2011 (not including exploration spending in relation to the Far South East or “FSE”, deposit). See “Information on the Company—Exploration”.

Impairment of assets

There was no impairment of assets in both fiscal 2009 and 2010.

Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment decreased from $0.5 million in fiscal 2009 to $0.3 million in fiscal 2010.

The major disposals in fiscal 2010 related to the sale of surplus housing at Beatrix whereas in fiscal 2009, they related to the sale of surplus housing at Driefontein, Kloof and Beatrix.

Shaft closure costs

Closure costs of $3.3 million in fiscal 2008 relate to suspension of the Driefontein Shaft No. 9 deepening project due to the lack of power supply. During fiscal 2009, there was a reversal of an overprovision of $0.2 million after finalization of the total closure costs.

There were no shaft closure costs in fiscal 2010.

(Decrease)/increase in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Gold Fields Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of these retired employees’ medical contributions after their retirement. At June 30, 2010, 166 (fiscal 2009: 203) former employees were covered under this plan. This benefit is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed until the termination of Gold Fields’ obligations on December 31, 2011. At June 30, 2010, there were 182 (fiscal 2009: 204) former South Deep employees that were subject to this employer contribution.

In fiscal 2010, an amount of $9.4 million was credited to earnings, compared to a charge of $3.4 million in fiscal 2009, in respect of Gold Fields’ obligations under these medical plans. The $9.4 million credit in fiscal 2010 comprises the annual interest and service charge and a decrease in the cross subsidization liability. The charge of $3.4 million in fiscal 2009 relates to the annual interest and service charge and a increase in the cross subsidization liability. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for fiscal 2010 was $19.3 million compared to $13.9 million in fiscal 2009. The increase is due primarily to the effect of translating the accretion expenses at the South African operations at a stronger Rand against the U.S. dollar.

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

Share-based compensation

The charge for share-based compensation in fiscal 2010 was $53.9 million compared to $33.7 million in fiscal 2009. The increase was primarily due to new allocations made in fiscal 2010 and the effect of the March 2009 grant which was expensed for the full year in fiscal 2010 compared to only three months in fiscal 2009. In addition, the fiscal 2010 compensation is higher due to the effect of the stronger Rand.

Interest and dividends

Interest and dividends amounted to $40.2 million in fiscal 2010 compared to $24.9 million in fiscal 2009. The increase was mainly due to higher average cash balances in fiscal 2010 compared to fiscal 2009.

The interest received in fiscal 2010 of $40.2 million comprised $0.1 million in dividend income, $8.7 million on monies invested in the South African environmental rehabilitation trust funds and $31.4 million on other cash and cash equivalent balances.

The interest received in fiscal 2009 of $24.9 million comprised $1.3 million in dividend income mainly from preference shares held in a wholly-owned subsidiary of Mvela Resources, $9.1 million on monies invested in the South African environmental rehabilitation trust funds and $14.5 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds decreased from $9.1 million in fiscal 2009 to $8.7 million in fiscal 2010 due to lower interest rates in fiscal 2010 compared to fiscal 2009.

Interest on cash balances increased from $14.5 million in fiscal 2009 to $31.4 million in fiscal 2010 mainly due to higher average cash and cash equivalent balances held in fiscal 2010.

Finance expense

Gold Fields recognized net finance expense of $65.2 million in fiscal 2010 as compared to $73.9 million in fiscal 2009.

Net finance expense in fiscal 2010 consisted of gross interest payments of $71.7 million (2009: $137.5 million) partially offset by interest capitalized of $6.5 million (2009: $63.6 million).

The interest payments in fiscal 2010 and 2009 comprised:

	2010	2009
	($ million)
Interest on the Mvela Loan	—	34.9
Interest on the non-convertible redeemable preference shares	5.9	9.8
Interest on Commercial Paper	27.4	1.6
Interest on borrowings to fund capital expenditure and operating costs at the South African operations	24.0	42.5
Forward cover costs on the foreign exchange contract taken out on the revolving credit facility	5.0	37.8
Interest on Project Finance loan—La Cima (Cerro Corona project)	5.1	6.0
Interest on the split-tenor revolving credit facility used to partially fund capital expenditure at Cerro Corona and in fiscal 2009, the purchase of investments in Sino Gold Limited	3.6	4.6
Other interest charges	0.7	0.3

Gross interest paid	71.7	137.5

Interest charges decreased from $137.5 million in fiscal 2009 to $71.7 million in fiscal 2010 due to:

•	Repayment of the Mvela loan in fiscal 2009, resulting in no interest charges for fiscal 2010 compared to $34.9 million in fiscal 2009;

•

The cancellation of the forward cover contract on the Western Areas loan in September 2009, resulting in the forward cover costs decreasing from $37.8 million in fiscal 2009 to $5.0 million in fiscal 2010, and

•	A strategy at South African operations to move away from traditional bank debt and to access the commercial paper market in order to benefit from the lower interest rates offered by commercial paper.

Interest on the non-convertible Gold Fields’ Preference Shares in fiscal 2010 was 39.8% lower than in fiscal 2009 because in October 2008, $61 million (including $3 million of associated interest) of the initial issue of $165 million Preference Shares to Rand Merchant Bank on December 24, 2007, was redeemed. See “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During fiscal 2010, $6.5 million was capitalized in respect of the South Deep operation compared to $63.6 million in fiscal 2009 in respect of South Deep ($7.1 million), Tarkwa ($13.0 million) and Cerro Corona ($43.5 million). The fiscal 2010 capitalization was lower because the Cerro Corona and Tarkwa CIL projects were completed in mid fiscal 2009.

Gain/(loss) on financial instruments

Gold Fields recognized a gain of $27.7 million in fiscal 2010 compared to a loss of $1.3 million in fiscal 2009 relating to financial instruments.

The realized gain in fiscal 2010 comprised:

$ million
Gain on receipt of 4 million top-up shares in Eldorado Gold Corporation(1)	53.6
Loss on the copper financial instruments	(25.9)
Loss on the International Petroleum Exchange Gasoil call option	(0.3)
Other	0.3

27.7

Note:

(1)	During fiscal 2010, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado. Subsequently, a further four million top-up shares were received from Eldorado. All of the Eldorado shares, including the top-up shares were liquidated during fiscal 2010, resulting in a total profit of $99.9 million, of which $53.6 million relating to the top-up shares was recognized as a gain on financial instruments.

The loss on copper financial instruments in fiscal 2010 was due to the forward sale, during June 2009, of 8,705 tons of Cerro Corona’s expected copper production for monthly deliveries from June 24, 2009 to June 23, 2010. The average forward price for the monthly deliveries was $5,001 per ton. An additional 8,705 tons of Cerro Corona’s expected copper production for fiscal 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of $4,600 per ton with full participation up to a maximum price of $5,400 per ton.

The realized loss in fiscal 2009 comprised:

$ million
Loss on settlement of a portion of the International Petroleum Exchange Gasoil call options(1)	(14.0)
Loss on the settlement of the U.S. dollar/Rand currency hedges	(0.3)
Gain on the U.S. dollar/Rand forward gold sales (2)	6.8
Gain on the interest rate swap entered into in connection with the Mvela Loan	4.8
Gain on the U.S. dollar/Australian dollar forward gold sales	1.4

(1.3)

Note:

(1)

In fiscal 2009, the Ghanaian operations purchased four monthly Asian style Intercontinental exchange (ICE) gasoil call options with strike prices ranging from $0.90 per liter to $1.11 per liter, which equated to a Brent crude price of between $92 and $142 per barrel, with final expiry on February 28, 2010. The call options resulted in a premium of $10.4 million, paid upfront. The Australian operations purchased two monthly Asian style Singapore 0.5 gasoil call options with strike prices ranging from $0.9128 per liter to $1.0950 per liter with a final expiry on February 28, 2010. The call options resulted in a premium of $3.3 million (A$4.4 million), paid upfront. On June 28, 2007 Gold Fields Ghana Holdings (BVI) Limited purchased a three month Asian style (average monthly price) call option in respect of 15 million liters of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of $0.3 million, paid upfront, at a strike price of $0.5572 per liter. On August 20, 2007 Gold Fields Ghana Holdings (BVI) Limited purchased a further three month Asian style call option in respect of 15 million liters of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of $0.4 million, paid upfront, at a strike price of $0.5572 per liter.

(2)	During fiscal 2009, $150 million of expected gold revenue for the South African operations for the December quarter was sold forward. The cover extended to the March and June quarters before it was closed-out towards the end of fiscal 2009, resulting in a total gain of $6.8 million

The $4.8 million gain related to an interest rate swap Gold Fields had entered into in connection with the Mvela Loan. This swap was closed out on June 3, 2005 resulting in a realized gain of $36.2 million. This gain was accounted for in the income statement over the remaining period of the underlying loan, which was repaid on March 17, 2009. $31.1 million was accounted for in the income statement since the close-out. The balance of $5.1 million related to exchange differences due to differing rates used for the purposes of initial recognition and subsequent income statement charges.

(Loss)/gain on foreign exchange

Gold Fields recognized an exchange loss of $8.5 million in fiscal 2010 compared to an exchange gain of $10.2 million in fiscal 2009.

The loss of $8.5 million in fiscal 2010 comprises:

$ million
Loss on Australian dollar denominated intercompany loans	(6.4)
Exchange losses on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields, various subsidiary companies	(2.1)

(8.5)

The gain of $10.2 million in fiscal 2009 comprised:

$ million
Gain on Australian dollar denominated intercompany loans	13.8
Gain on U.S. dollar proceeds in respect of the South Deep fire insurance claim	3.9
Exchange losses on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields, various subsidiary companies	(7.5)

10.2

Profit/(loss) on disposal of listed investments

During fiscal 2010 and 2009, Gold Fields liquidated certain non-current investments. In fiscal 2010, the gain on the sale of these investments amounted to $111.7 million compared to a loss of $16.1 million in fiscal 2009. The gain of $111.7 million resulted from the following sales:

$ million
Gain on exchange of 58 million Sino Gold shares for 28 million shares in Eldorado Gold Corporation(1)	59.0
Gain on sale of 32 million Eldorado Gold Corporation shares acquired through the Sino Gold Inc. share exchange (28 million) plus a further 4 million top-up shares	46.2
Gain from sale of Troy Resources shares	3.9
Gain from sale of Orezone Resources shares	1.3
Gain from sale of equity shares held through the New Africa Mining Fund	1.1
Gain from sale of Aquarius Platinum Ltd	0.2

111.7

Notes:

(1)	During fiscal 2010, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado. Subsequently, a further four million top-up shares were received from Eldorado. All of the Eldorado shares, including the top-up shares were liquidated during fiscal 2010, resulting in a total profit of $99.9 million, of which $53.6 million relating to the top-up shares was recognized as a gain on financial instruments.

During fiscal 2009, Gold Fields realized a loss on the sale of investments amounting to $16.1 million resulting from the following sales:

$ million
Loss on exchange of 42 million Orezone Resources Inc. shares for 3 million IAMGold Corporation, or IAMGold, shares as a result of the acquisition of all Orezone shares by IAMGold	(23.2)
Gain from the subsequent sale of 3.3 million shares in IAMGold Limited	7.2
Loss from the sale of shares in Lakota Resources Inc	(0.1)

(16.1)

Impairment of listed investments

The charge in fiscal 2010 of $8.1 million (2009: $16.0 million) relates to the impairment of various offshore listed exploration investments to their market value as at June 30, 2010 and 2009 respectively. The decline in market value below the carrying value of these investments was determined to be other than temporary.

(Loss)/profit on disposal of subsidiaries

During fiscal 2009 Gold Fields realized a loss on sale of subsidiaries of $0.3 million relating to the disposal of its 70% holding in IRCA. There was no disposal of subsidiary in fiscal 2010.

Other (expenses)/income

Other (expenses)/income represents miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. In fiscal 2010, there were other expenses of $31.9 million compared to $7.7 million in fiscal 2009. The increase in fiscal 2010 is in part attributable to the stronger Rand against the U.S. dollar.

Other expenses in fiscal 2010 and fiscal 2009 consisted of miscellaneous items which included:

•	Corporate social investment and sponsorship costs;

•	Research and development into mechanized mining;

•	Loan facility charges;

•	Restructuring costs at the training academy in fiscal 2009; and

•	Refunds/ final settlements received for costs incurred at the Essakane project in fiscal 2009.

Income and mining tax expense

The table below sets forth Gold Fields’ effective tax rate for fiscal 2010 and fiscal 2009, including normal and deferred tax.

	Year ended June 30,
	2010	2009
Effective tax expense rate	42.1%	48.0%

In fiscal 2010, the effective tax expense rate of 42.1% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	$79.2 million adjustment to reflect the actual realized company tax rates in South Africa and internationally;

•	$16.6 million reduction relating to the South African mining tax formula rate adjustment; and

•

$27.4 million net adjustment comprising $80.7 million of profit on disposal of investments and the gain on financial investments relating to the Eldorado top-up shares, which are subject to capital gains tax rather than income tax and deductible royalties, offset by $53.3 million comprising non-deductible charges, mainly share-based compensation and exploration expense.

The above were offset by the following tax-effected charges:

•	$88.1 million of royalties and levies at the South African, West African, Australasian and South American operations;

•	$8.3 million in additional valuation allowance raised against deferred tax assets; and

•	$23.9 million of capital gains tax on taxable gains on disposal of investments.

In fiscal 2009, the effective tax expense rate of 48.0% was higher than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	$49.1 million adjustment to reflect the actual realized company tax rates in South Africa and offshore; and

•	$27.7 million reduction relating to the South African mining tax formula rate adjustment.

The above were offset by the following tax-effected charges:

•	$54.4 million non-deductible expenditure;

•	$17.5 million increase in the valuation allowance on Gold Fields Operations, GFI Joint Venture Holdings, Orogen Investments SA (Luxembourg) and Arctic Platinum losses; and

•	$37.7 million of royalties and levies at the West African and Australasian operations.

Impairment of investment in equity investee

The impairment of investment in equity investee was $87.4 million in fiscal 2009. There was no impairment in fiscal 2010. The impairment in fiscal 2009 related to the impairment of Gold Fields’ investment in Rusoro to its market value at June 30, 2009. Gold Fields owned 26.4% of Rusoro at the end of fiscal 2009 and fiscal 2010.

Share of equity investees’ losses

Share of equity investees’ losses increased from $3.5 million in fiscal 2009 to $22.7 million in fiscal 2010.

Gold Fields equity accounts for two associates; Rand Refinery Limited and Rusoro Mining Limited.

The Group’s 35% share of after-tax profits in Rand Refinery Limited was $1.6 million in fiscal 2009 compared with $8.4 million in fiscal 2010.

The Group’s 26.4% share of after-tax losses in Rusoro Mining Limited was $5.1 million in fiscal 2009 compared with $31.1 million in fiscal 2010. The share of Rusoro’s fiscal 2010 loss took into account $27.9 million translation loss as a result of applying hyper-inflation accounting to its investments in Venezuela.

Net income

As a result of the factors discussed above, Gold Fields’ net income was $470.3 million in fiscal 2010, compared with net income of $195.7 million in fiscal 2009.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests represented an expense of $79.3 million in fiscal 2010 compared to $34.8 million in fiscal 2009. Net income attributable to noncontrolling interests increased as a result of the increase in profits at Tarkwa, Damang and Cerro Corona. The noncontrolling interests remained unchanged in Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) at 28.9%; in La Cima (Cerro Corona) at 19.3% and in Living Gold (Pty) Limited at 35.0%.

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, Net income attributable Gold Fields shareholders was $391.0 million in fiscal 2010, compared to $160.9 million in fiscal 2009.

The amount making up the non-controlling interest comprised:

	Noncontrolling interest	2010	2009
Gold Fields Ghana Limited—Tarkwa	28.9%	45.2	22.1
Abosso Goldfields—Damang	28.9%	17.3	4.1
La Cima—Cerro Corona	19.3%	17.0	9.6
Living Gold (Pty) Limited	35.0%	(0.2)	(1.0)

		79.3	34.8

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

	Fiscal 2008			Fiscal 2009			Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	(S/oz)		(‘000 oz)	(S/oz)		(%)
South Africa
Driefontein	928	414	515	830	450	541	8.7	5.0
Kloof	821	432	543	643	511	643	18.3	18.4
Beatrix	438	520	615	391	557	684	7.1	11.2
South Deep	232	768	919	175	717	902	(6.6)	(1.8)
Ghana
Tarkwa(3)	646	492	553	612	601	682	22.2	23.3
Damang(4)	194	658	678	200	671	719	2.0	6.0
Peru
Cerro Corona(5)	—	—	—	219	369	553	—	—
Venezuela
Choco 10(6)	33	726	726	—	—	—	—	—
Australia(7)
St. Ives	418	661	841	428	654	818	(1.1)	(2.7)
Agnew	204	414	538	192	404	490	(2.4)	(8.9)
Total(8)(9)	3,914	—	—	3,690	—	—	—	—
Weighted average	—	505	610	—	538	659	6.5	8.0

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(2)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

(3)	In fiscal 2008 and 2009, 0.459 million ounces and 0.435 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.

(4)	In fiscal 2008 and 2009, 0.138 million ounces and 0.142 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.

(5)	In fiscal 2009, 0.176 million ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.

(6)	In fiscal 2008, 0.031 million ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Choco 10 operation.

(7)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(8)	In fiscal 2008 and 2009, 3.669 million ounces and 3.414 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Venezuela operations.

(9)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2009 and fiscal 2008.

	For the year ended June 30, 2009
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Cerro Corona	St. Ives	Agnew	Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	378.9	330.6	218.4	128.3	359.4	130.7	79.1	288.9	84.6	(03)	1,998.6
Less:
G&A other than corporate costs	8.7	6.9	4.7	3.0	10.1	1.6	2.5	4.1	1.8		43.4
GIP adjustment(2)	(1.8)	(2.5)	(2.0)	—	(2.7)	—	(1.1)	14.7	9.6	(0.3)	13.9
Exploration	—	—	—	—	—	—	—	—	—	—	—
Plus:
Employee termination costs	1.8	2.5	2.0					0.6	0.2		7.1
Royalties	—	—	—	—	16.1	5.3	2.6	9.5	4.2	—	37.7
Total cash costs	373.8	328.7	217.7	125.3	368.1	134.4	80.3	280.2	77.6	—	1,986.1
Plus:
Amortization	70.9	81.5	48.2	31.3	48.9	9.4	38.8	69.1	16.2	16.2	430.5
Rehabilitation	4.0	3.5	1.8	1.0	0.8	0.2	1.3	1.0	0.3	—	13.9
Total production costs	448.7	413.7	267.7	157.6	417.8	144.0	120.4	350.3	94.1	16.2	2,430.5
Gold produced (‘000 oz)(3)	829.9	643.0	391.1	174.7	612.4	200.4	219.3	428.3	192.1		3,691.2
Gold sold (‘000 oz)	829.9	643.0	391.1	174.7	612.4	200.4	217.8	428.3	192.1	—	3,689.7
Total cash costs ($/oz)(4)	450	511	557	717	601	671	369	654	404	—	538
Total production costs ($/oz)(5)	541	643	684	902	682	719	553	818	490	—	659

Notes:

(1)	Calculated using an exchange rate of R9.01 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2009, 3.414 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

	For the year ended June 30, 2008
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	Choco 10	St. Ives	Agnew	Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	390.2	358.9	229.0	170.3	312.5	126.9	25.1	292.2	97.5	(6.5)	1,996.1
Less:
G&A other than corporate costs	10.1	8.1	5.8	1.9	13.4	1.1	2.0	5.8	2.0	(6.5)	43.7
GIP adjustment(2)	(2.2)	(1.9)	(2.4)	(0.4)	(2.6)	—	(0.2)	17.5	14.7		22.5
Exploration	—	—	—	—	—	2.8	—	1.8	0.6	—	5.2
Plus:
Employee termination costs	2.2	1.9	2.4	9.4				0.3			16.2
Royalties	—	—	—	—	15.9	4.8	0.8	8.6	4.2	—	34.3
Total cash costs	384.5	354.6	228.0	178.2	317.6	127.8	24.1	276.0	84.4	—	1,975.2
Plus:
Amortization(2)	90.6	89.2	40.2	34.6	38.8	3.8	—	74.1	24.9	8.4	404.6
Rehabilitation	2.5	1.8	1.2	0.4	0.6	—	—	1.3	0.3	—	8.1
Total production costs	477.6	445.6	269.4	213.2	357.0	131.6	24.1	351.4	109.6	8.4	2,387.9
Gold produced (‘000 oz)(3)	928.0	820.9	438.1	232.1	646.1	194.2	33.8	417.7	203.7	—	3,914.6
Gold sold (‘000 oz)	928.0	820.9	438.1	232.1	646.1	194.2	33.2	417.7	203.7	—	3,914.0
Total cash costs ($/oz)(4)	414	432	520	768	492	658	726	661	414	—	505
Total production costs ($/oz)(5)	515	543	615	919	553	678	726	841	538	—	610

Notes:

(1)	Calculated using an exchange rate of R7.27 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In fiscal 2008, 3.669 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Choco 10 operations.

(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”

(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

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

	Proven and probable reserves as of			Life of mine(1) as of			Amortization as of
	December 31, 2006	June 30, 2007	June 30, 2008	June 30, 2006	June 30, 2007	June 30, 2008	June 30, 2008	June 30, 2009
		(‘000 oz)			(years)		($ million)
South Africa
Driefontein(2)	12,900	12,300	11,000	17	17	17	90.6	70.9
Kloof	11,900	11,400	10,500	15	16	16	89.2	81.5
Beatrix	7,800	7,500	6,200	13	12	12	40.2	48.2
South Deep(3)	18,200	18,100	16,800	23	42	41	34.6	31.3
Ghana
Tarkwa(4)	12,700	12,200	11,300	14	14	13	38.8	48.9
Damang(5)	1,600	1,400	1,400	6	7	6	3.8	9.4
South America
Choco 10	1,800	1,800	3,000	9	9	—	—	—
Cerro Corona(6)	3,200	3,200	3,000	—	—	16	—	38.8
Australia(7)
St. Ives	2,600	2,500	1,900	5	5	5	74.1	69.1
Agnew	700	600	600	3	3	4	24.9	16.2
Corporate and other	—	—	—	—	—	—	4.3	19.2
Total	70,200	67,800	62,700	—	—	—	400.5	433.5
Reserves below infrastructure(8)	23,100	23,100	22,100	—	—	—	—	—
Total reserves(9)	96,400	94,100	84,800	—	—	—	—	—

Notes:

(1)	The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves, whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.

(2)	At Driefontein, amortization increased due primarily to changes in the sources of production as amortization is calculated based on the reserves at each shaft.

(3)	As of December 31, 2006, reserves of 2.940 million ounces were attributable to Gold Fields with the remainder attributable to noncontrolling shareholders in the South Deep operation. Gold Fields acquired 100% of South Deep during the course of fiscal 2007.

(4)	As of December 31, 2006, June 30, 2007 and June 30, 2008, reserves of 9.000 million ounces, 8.700 million ounces and 8.000 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.

(5)	As of December 31, 2006, June 30, 2007 and June 30, 2008, reserves of 1.100 million ounces, 1.000 million ounces and 1.000 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.

(6)	As of June 30, 2008, reserves of 2.400 million ounces of gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.

(7)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(8)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(9)	As of December 31, 2006, June 30, 2007 and 2008 reserves of 91.600 million ounces, 89.600 million ounces and 80.500 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghanaian and Venezuelan operations and, as of December 31, 2006, the South Deep operation and, as of June 30, 2008, the Cerro Corona operation.

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

Increase/(decrease) in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Gold Fields Medical Scheme (formerly known as the Medisense Medical Scheme).

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of these retired employees’ medical contributions after their retirement. At June 30, 2009, 203 (fiscal 2008: 213) former employees were covered under this plan, which is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

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

•	$42.5 million on various Rand denominated borrowings incurred to finance capital expenditure and operating costs at Driefontein, Kloof and Beatrix;

•	$9.8 million on non-convertible redeemable preference shares issued on December 24, 2007;

•	$6.0 million on $150.0 million borrowed under the Cerro Corona project finance facility;

•	$1.6 million on short-term notes issued during the fourth quarter under a Rand 10 billion Domestic Commercial Paper Program to refinance existing facilities; and

•	$0.3 million of miscellaneous interest payments.

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

Gain/(loss) on financial instruments

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

Net income

As a result of the factors discussed above, net income was $195.7 million in fiscal 2009, compared with net income of $492.3 million in fiscal 2008.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests represented an expense of $34.8 million in fiscal 2009 compared to $39.8 million in fiscal 2008. For fiscal 2009 these amounts reflect the portion of the net income of Gold Fields Ghana, Abosso, La Cima and Living Gold attributable to their noncontrolling interests. For fiscal 2008 these amounts reflect the portion of the net income of Gold Fields Ghana, Abosso, PMG until its disposal on November 30, 2007 and Living Gold attributable to their noncontrolling interests. The noncontrolling interest was 28.9% in Gold Fields Ghana and Abosso in fiscal 2009 and 2008, 19.3% in La Cima in fiscal 2009, 35% in

Living Gold in fiscal 2009 and 2008 and 5% in PMG in fiscal 2008. The amounts due to noncontrolling interests were lower in fiscal 2009 primarily due to decreased net income at Gold Fields Ghana and Abosso in fiscal 2009, partially offset by the inclusion of La Cima.

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, net income attributable to Gold Fields shareholders was $160.9 million in fiscal 2009, compared with net income of $452.5 million in fiscal 2008.

Liquidity and Capital Resources

Cash resources

Cash flows from operations

Net cash provided by operations in fiscal 2010 was $1,162.9 million compared to $634.9 million in fiscal 2009.

Gold Fields’ realized gold price increased from an average of $875 per ounce in fiscal 2009 to an average of $1,085 per ounce in fiscal 2010. The increase in realized price coupled with the increase in ounces of gold sold resulted in revenue from product sales increasing by $936.0 million from $3,228.3 million in fiscal 2009 to $4,164.3 million in fiscal 2010.

The effect of the increased revenue was further increased by:

•

a positive movement of $129.6 million in working capital resulting from a release of working capital of $9.3 million in fiscal 2010 compared to a net investment of $120.4 million in fiscal 2009, which was mainly due to an decrease in receivables in fiscal 2010; and

•	a decrease of $65.8 million in actual interest paid (before interest capitalized);

Partially offset by:

•	an increase of $545.4 million in production costs, which increased from $1,998.6 in fiscal 2009 to $2,544.0 million in fiscal 2010; and

•	a $30.0 million increase in taxes paid as a result of the increased profitability at a number of subsidiaries.

The net effect of the above was a $528.0 million increase in cash flow provided by operations.

Net cash provided by operations in fiscal 2009 was $634.9 million compared to $899.0 million in fiscal 2008. In fiscal 2009, Gold Fields’ realized gold price increased to an average of $875 per ounce compared to $819 per ounce in fiscal 2008. The increase in realized price more than offset the decline in ounces of gold sold and resulted in revenue from product sales increasing by $22.1 million from $3,206.2 million in fiscal 2008 to $3,228.3 million in fiscal 2009.

The increased revenues were offset in part by a $2.5 million marginal increase in production costs, which increased from $1,996.1 million in fiscal 2008 to $1,998.6 million in fiscal 2009. In addition, there was a negative movement of $168.3 million in working capital, an increase in exploration expenditure of $18.2 million and a $54.4 million increase in taxes paid as a result of the increased profitability at a number of subsidiaries. The net effect was a $264.1 million decrease in cash flow provided by operations.

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

Cash flows from investing activities

Cash utilized in investing activities was $852.0 million in fiscal 2010, $720.6 million in fiscal 2009 and $970.1 million in fiscal 2008 respectively. The items comprising of these amounts are discussed below:

Capital expenditure increased by $152.8 million to $913.1 million in fiscal 2010 compared to $760.3 million in fiscal 2009. In Rand terms, capital expenditure increased by R70.6 million from R6,850.6 million in fiscal 2009 compared to R6,921.2 million in fiscal 2010.

The $152.8 million increase in capital expenditure in fiscal 2010 was mainly due to:

•	The effect of converting rand expenditure into dollars at a stronger Rand U.S. dollar exchange rate;

•	Increased expenditure at South Deep in line with the project plan build-up;

•	Increased expenditure at Kloof on the Main shaft pump column, housing projects and Hydro power equipment;

•	Increased expenditure at St Ives due to accelerated capital development at the Athena underground mine;

•	Increased expenditure at Agnew due to the acquisition of mining fleet to commence owner mining; and

•	Increased expenditure at Damang on the secondary crusher.

Partially offset by:

•	Decreased expenditure at Tarkwa due to the completion of the CIL expansion project in fiscal 2009; and

•	Decreased expenditure at Cerro Corona due to the completion of the project construction in fiscal 2009.

Expenditure on Gold Fields’ major capital projects in fiscal 2010 included:

•	$235.1 million on ore reserve development at the South African operations, compared to $143.5 million in fiscal 2009 and $169.6 million in fiscal 2008;

•	$212.8 million on the development and equipping of the South Deep mine as the mine builds to full production as compared to $113.3 million in fiscal 2009 and $103.5 million in fiscal 2008;

•	$5.7 million on the main shaft pump column at Kloof. There was no expenditure on this in fiscal 2009 and 2008;

•	$3.8 million on the Beatrix Shaft No. 3 expansion project as compared to $13.6 million in fiscal 2009 and $16.0 million in fiscal 2008;

•	$18.1 million on the historical tailings uranium project at Driefontein, as compared to $7.9 million in fiscal 2009 and $0.3 million in fiscal 2008;

•	No expenditure on the CIL expansion project at Tarkwa, which was completed in December 2008, as compared to $77.5 million in fiscal 2009 and $89.7 million in fiscal 2008;

•	No expenditure million on the heap leach pads at Tarkwa, as compared to $7.9 million in fiscal 2009 and $30.4 million in fiscal 2008;

•	$24.0 million on new mining equipment at Tarkwa, as compared to $28.3 million in fiscal 2009 and $10.3 million in fiscal 2008;

•	$11.7 million on the secondary crusher at Damang. There was no expenditure in fiscal 2009 and 2008;

•	$21.1 million on development of the Waroonga underground complex at Agnew compared to $13.6 million in fiscal 2009 and $9.2 million in fiscal 2008;

•	$65.8 million on development of underground mines at St. Ives compared to $36.9 million in fiscal 2009 and $69.3 million in fiscal 2008. Athena accounted for $27.0 million of spend in fiscal 2010;

•	$12.0 million on the acquisition of the mining fleet at Agnew to commence owner mining. There was no expenditure in fiscal 2009 and 2008;

•	$12.0 million at Cerro Corona in Peru, as compared to $71.4 million in fiscal 2009 and $348.4 million in fiscal 2008;

•

$73.6 million on the tailings management facility at Cerro Corona compared to $45.4 million in fiscal 2009. Prior to September 2008 expenditure on this project was capitalized as part of the construction of Cerro Corona; and

•	$6.5 million of interest capitalized as compared to $63.6 million in fiscal 2009 and $42.1 million in fiscal 2008.

Capital expenditure decreased by $394.1 million to $760.3 million in fiscal 2009 compared to $1,154.4 million in fiscal 2008. In Rand terms, capital expenditure decreased by R1,542.1 million to R6,850.6 million in fiscal 2009 compared to R8,392.7 million in fiscal 2008.

Proceeds on the disposal of property, plant and equipment decreased from $3.6 million in fiscal 2009 to $1.2 million in fiscal 2010. Proceeds on the disposal of property, plant and equipment were $5.8 million in 2008. In all three years this related to the disposal of various mining assets by the South African mining operations.

On August 27, 2009, Gold Fields reached agreement with Morgan Stanley Bank to terminate, for A$308 million ($257.1 million), the royalty agreement between St Ives Gold Mining Company Pty Limited and Morgan Stanley Bank’s subsidiaries. The terminated royalty agreement required St Ives to pay a 4% net smelter volume royalty on all of its revenues once total gold produced from November 30, 2001 exceeded 3.3 million ounces which was triggered early in fiscal 2009, and provided that if the gold price exceeded A$600 per ounce, to pay an additional 10% of the revenue difference between the spot gold price, in Australian dollars per ounce, and the price of A$600 per ounce.

In fiscal 2010, Gold Fields acquired, for cash, 100% of Glencar Mining Plc., a company whose principal asset, and only defined resource, is the Komana project in Southern Mali, West Africa. The cash consideration paid was $43.0 million.

Purchase of listed investments was $13.5 million in fiscal 2010, $12.8 million in fiscal 2009 and $134.5 million in fiscal 2008 respectively The investment purchases comprising the $13.5 million spent in fiscal 2010 were:

$ million
Loans advanced to GBF Underground Mining Company	12.7
Purchase of a shareholding in Atacama Pacific Gold Corporation	0.7
Other	0.1

13.5

The investment purchases comprising the $12.8 million spent in fiscal 2009 were:

$ million
Rights offer in Sino Gold Limited to maintain the Group’s 19.9% shareholding	12.4
Purchase of a 9.1% holding in Glencar Mining Plc	1.9
Purchase of 5.4% holding in Clancy Exploration Limited	0.2
Purchase of a 0.5% holding in Cascadero Copper Corporation	0.1
Loans repaid by GBF Underground Mining Company	(1.8)

12.8

The investment purchases comprising the $134.5 million spent in fiscal 2008 were:

$ million
Purchase of holding in Sino Gold	109.4
Conversion of options held in Mvelaphanda Resources Limited into shares	11.7
Purchase of a holding in Conquest Mining Limited	9.2
Purchase of a holding in Emed Mining Public Limited	0.7
Purchase of a holding in Orsu Metals Corporation (formerly Lero Gold Corporation)	5.2
Other	(1.7)

134.5

Proceeds from the sale of listed investments were $374.9 million in fiscal 2010, $54.3 million in fiscal 2009 and $13.7 million in fiscal 2008 respectively. The investment disposals comprising the $374.9 million in fiscal 2010 were:

$ million
Sale of shares in:
Eldorado Gold Corporation	361.9
Troy Resources NL	7.1
Orezone Resources Inc	3.9
Great Basin Gold Ltd and Lupa Joint Venture held through New Africa Mining Fund	1.5
Aquarius Platinum Ltd	0.4
Cascadero Copper Corporation	0.1

374.9

The investment disposals comprising the $54.3 million in fiscal 2009 were:

$ million
Sale of IAMGold Corporation shares received in exchange for Orezone shares as a result of the acquisition of all Orezone shares by IAMGold	33.4
Redemption of preference shares held in a wholly owned subsidiary of Mvela Resources Limited	20.9

54.3

The investment disposals comprising the $13.7 million in fiscal 2008 were:

$ million
Sale of shares in Emed Mining Public Limited	5.6
Sale of various shares by the New Africa Mining Fund	5.2
Sale of shares in Committee Bay Resources	1.6
Sale of shares in Encore Oil Limited	1.0
Other	0.3

13.7

Proceeds on disposal of subsidiaries was $nil in fiscal 2010, $5.0 million in fiscal 2009 and $310.9 million in fiscal 2008 respectively. During fiscal 2009, Gold Fields disposed of its 70% holding in IRCA for $5.0 million. During fiscal 2008, Gold Fields realized cash proceeds of $310.9 million from disposals of subsidiaries. This comprised $143.3 million of net cash proceeds received from the sale of the Essakane project in Burkina Faso and $167.6 million of net cash proceeds received from the sale of the Venezuelan assets. The gross proceeds of the sale of Essakane amounted to $200.0 million, consisting of the above-mentioned net cash of $143.3 million and 41,666,667 shares in Orezone with a value of $48.0 million. The gross proceeds from the sale of the Venezuelan assets amounted to $413.0 million and comprised net cash of $167.6 million and 140,000,000 shares in Rusoro with a value of $213.0 million.

For its South African operations, Gold Fields contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mine of the different South African operations and various other factors. During fiscal 2010, Gold Fields’ South African operations contributed $12.3 million to the environmental trust fund compared to $10.4 million in fiscal 2009 and $11.6 million in fiscal 2008. For the Ghana, Australia and Peru operations, Gold Fields does not contribute to a trust fund.

Cash flows from financing activities

Net cash utilised by financing activities was $176.5 million in fiscal 2010 as compared to net cash provided by financing activities of $215.3 million in fiscal 2009 and net cash utilized by financing activities of $20.2 million in fiscal 2008. The items comprising these amounts are discussed below:

Long and short-term loans received were $1,619.9 million in fiscal 2010, $1,312.3 million in fiscal 2009 and $603.4 million in fiscal 2008.

The $1,619.9 million in loans received in fiscal 2010 comprised:

$ million
Drawn down under the Domestic Medium Term Notes, or DMTN, program to refinance existing facilities	1,044.9
Loans raised under the Split-tenor Revolving Credit facility to partially fund the St. Ives Royalty and the acquisition of Glencar Mining	221.0
Loans raised under $311 million Syndicated Revolving Credit Facility for purposes of refinancing existing facilities	200.0
Borrowings by GFIMSA from various local banks to fund short term working capital requirements and capital expenditure	134.5
Proceeds on the scrip lending of 3 million Mvelaphanda shares	19.5

1,619.9

The $1,312.3 million in loans received in fiscal 2009 comprised:

$ million
Draw down on a credit facility in order to repay the Mvela loan. Mvela then used the proceeds from the loan repayment to subscribe for its 15% interest in GFIMSA by paying the R4,139 million to GFIMSA. Immediately upon receipt of the GFIMSA shares, Mvela exercised its right to use the GFIMSA shares to subscribe for 50 million new ordinary shares in Gold Fields	416.8
Borrowings by GFIMSA from various local banks to fund short term working capital requirements and capital expenditure	488.0
Draw down on the $750 million syndicated facility to fund the capital expenditure on Cerro Corona and the acquisition of additional Sino Gold Limited shares	138.0
Draw downs under the DMTN program to refinance existing facilities	133.5
Loan raised under the $311 million Syndicated Revolving Credit Facility for purposes of refinancing existing facilities	116.0
Draw down under the short-term syndicated facility to fund capital expenditure	20.0

1,312.3

The $603.4 million in loans received in fiscal 2008 comprised:

$ million
Draw down under the $750 million split-tenor revolving facility entered into by GFIMSA, Gold Fields Orogen Holdings (BVI) Limited, or Orogen, and Gold Fields Operations to fund the capital expenditure on Cerro Corona and the acquisition of additional Sino Gold shares	225.0
Issue of non-convertible, redeemable preference shares to Rand Merchant Bank for purposes of refinancing existing facilities	172.0
Draw down under the Cerro Corona project finance loan	23.0
Borrowings by GFIMSA from various local banks to fund short term working capital and capital expenditure requirements	183.4

603.4

Long and short-term loans repaid were $1,637.5 million in fiscal 2010, $993.5 million in fiscal 2009 and $586.5 million in fiscal 2008 respectively.

The $1,637.5 million in loans repaid in fiscal 2010 comprised:

$ million
DMTN Program	721.9
$311 million Syndicated Revolving Credit Facility	272.0
Group committed and uncommitted facilities	284.1
Split-tenor Revolving Credit Facility—$290 million	289.5
Project Finance Facility	50.0
Short-term syndicated facility	20.0

1,637.5

The $993.5 million in loans repaid in fiscal 2009 comprised:

$ million
Mvelaphanda loan	416.8
Group committed and committed facilities	319.2
Split-tenor Revolving Credit Facility	150.0
Preference Shares	63.5
$311 million Syndicated Revolving Credit Facility	44.0

993.5

The $586.5 million in loans repaid in fiscal 2008 comprised:

$ million
Part-payment of the split-tenor revolving credit facility	432.0
Various committed and uncommitted facilities used to finance working capital and capital expenditure of the GFIMSA divisions	154.5

586.5

For a description of the Gold Fields’ various credit facilities, see “—Credit Facilities and Other Capital Resources”.

$15.4 million of noncontrolling shareholder loans at Tarkwa were repaid in fiscal 2010. No noncontrolling shareholder loans were repaid in fiscal 2009 and 2008.

Dividends paid amounted to $118.1 million in fiscal 2010 compared to $121.2 million in fiscal 2009 and $142.5 million in fiscal 2008. Dividend payments amounted to R917.1 million, or 130 SA cents per ordinary share in fiscal 2010, R981.0 million, or 150 SA cents per ordinary share in fiscal 2009 and R1,044.8 million, or 160 SA cents per ordinary share in fiscal 2008.

During fiscal 2010, Tarkwa paid dividends paid to noncontrolling shareholders amounting to $23.1 million. No such dividends were paid during fiscal 2009 and fiscal 2008.

In fiscal 2008, $96.0 million was raised in a rights issue to noncontrolling shareholders in La Cima. As a result of Gold Fields converting its inter-company loan to equity, the noncontrolling shareholders decided to participate in a rights issue to avoid a dilution of their interest. The issuance of the shares to the noncontrolling shareholders was awaiting finalization of all statutory requirements at the end of fiscal 2008. The shares were issued to noncontrolling shareholders in August 2008. There was no rights issue in fiscal 2009 and 2008 respectively.

In fiscal 2009, $7.4 million was received as a result of share options exercised, as compared to $10.7 million in fiscal 2009 and $10.0 million in fiscal 2008.

Net increase/(decrease) in cash and cash equivalents

As a result of the above, net cash generated was $143.2 million in fiscal 2010, $103.8 million in fiscal 2009 and net cash utilised of $72.7 million in fiscal 2008 respectively.

The resultant cash and cash equivalents at June 30, 2010, 2009 and 2008 was $500.7 million, $357.5 million and $253.7 million respectively.

Credit Facilities and Other Capital Resources

As at June 30, 2010, Gold Fields had committed, unutilized banking facilities of $916.0 million available under the following facilities, details of which are discussed below:

•	$450 million available under $450 million Syndicated Revolving Credit Facility;

•	$70 million available under the Split-tenor revolving Credit Facility; and

•	$396 million (R3,000 million) available various committed revolving credit facilities discussed further below.

As of November 22, 2010, Gold Fields had committed unutilized banking facilities of $950 million under the two revolving credit facilities noted above and R3,000 million under various committed revolving credit facilities described below. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements. As of the date of this report, Gold Fields was not in default under the terms of any of its outstanding credit facilities.

In the event that Gold Fields undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

Project Finance Facility

On November 14, 2006, Gold Fields La Cima S.A., or La Cima, entered into a $150 million project finance facility agreement, or the Project Finance Facility, with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and other financial institutions, as set out in the agreement. The terms of the Project Finance Facility are an upfront arrangement fee of 1.2% and a margin over LIBOR of 0.45% during the pre-completion phase and between 1.25% and 1.75% thereafter.

Scheduled principal repayments shall be made in 16 semi-annual instalments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning on June 30, 2009. The final instalment is due on the tenth anniversary of the signing date. The Cerro Corona Facility is secured by, among other things, pledges of and mortgages over the assets and properties of La Cima. La Cima can elect to make optional prepayments and must make prepayments in certain circumstances, including with the proceeds of any bond issuances up to a maximum of $100 million. As at June 30, 2009, La Cima had drawn down $150 million under this facility.

During fiscal 2010, La Cima repaid $50 million. As of June 30, 2010, the total outstanding borrowings under this facility were $100 million. Under the terms of the Project FinanceFacility, all payments from the Peruvian operations to any Gold Fields group entities are restricted until the Project FinanceFacility has been repaid in full.

In accordance with the facility agreement, the final completion date (i.e., the date on which the Guarantees fall away and the facility becomes non-recourse) must occur before November 14, 2010. However, La Cima repaid the full amount outstanding under this facility on September 16, 2010, from which date the security granted by La Cima in connection with this facility, was released. The repayment was made from cash generated by operations.

$200 million Non-revolving Senior Secured Term Loan

On September 17, 2010, La Cima entered into a non-revolving senior secured term loan for up to $200 million with The Bank of Nova Scotia and Banco de Crédito del Perú. The purpose of this facility is to (i) repay La Cima’s outstanding subordinated loans with its affiliates; and (ii) to finance its working capital requirements.

On September 22, 2010, the lenders advanced $200 million to La Cima under this facility. The facility amount shall be repaid in 20 equal quarterly instalments of $10 million each. The final maturity date of this facility is 5 years from the disbursement date.

Borrowings under the non-revolving senior secured term loan are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima will be subject to an Account Control Agreement and a first ranking charge in favour of the lenders. This facility will be non-recourse to the rest of the Gold Fields group.

Split-tenor Revolving Credit Facility

On May 16, 2007, GFIMSA, Orogen and GFO entered into a $750.0 million split-tenor revolving credit facility, or the Split-tenor Facility with lead lenders Barclays Bank Plc and ABN Amro N.V. As originally constituted, the Split-tenor Facility consisted of a $250 million 364-day revolving tranche (Facility A) and a $500 million five-year revolving tranche (Facility B). Facility A has since expired, as explained below.

Borrowings under the Split-tenor Facility are guaranteed by Gold Fields, GFIMSA, GF Holdings Company (BVI) Limited, or GF Holdings, Orogen and GFO. Under the Split-tenor Facility, Gold Fields must maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There are also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction. In connection with this facility Gold Fields paid an arrangement fee of 0.10% on Facility A and 0.30% on Facility B and pays a quarterly commitment fee of 0.09% of any undrawn amounts under Facility B and an agency fee of $35,000 per annum. Borrowings under Facility A bore interest at LIBOR plus a margin of 0.25% per annum while borrowings under Facility B bear interest at LIBOR plus a margin of 0.3% per annum. Where the total utilisations under Facility A were equal to or greater than 50% of the amount available, a utilisation fee of 0.05% per annum was payable on the total amount of utilisations. The utilisation fee was payable quarterly in arrears.

On April 28, 2008, Gold Fields exercised the term out option under Facility A which converted the full $250 million advance at that point into a term loan with a final maturity date of May 16, 2009. In terms of the facility agreement, Gold Fields had the option to repay the loan under Facility A early in whole or in part by giving five days’ prior notice. Facility B matures on May 16, 2012. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On June 30, 2008, Orogen had borrowed $73 million and $121 million under Facility A and Facility B respectively. GFO had $177 million and $141 million outstanding under Facility A and Facility B respectively on the same date.

On various dates during fiscal 2009, Orogen drew down a further $120 million under Facility B. On May 15, 2009, GFO drew down $118 million under Facility B to partly refinance its maturing loan under Facility A.

The balance of the GFO loan outstanding under Facility A of $59 million was refinanced with the $311 million Syndicated Revolving Loan Facility, which is detailed below. Also on May 15, 2009, Orogen repaid $16 million of its portion of the maturing Facility A and refinanced the remaining $57 million with the $311 million syndicated revolving loan facility.

On September 17, 2009, Gold Fields utilized $259 million of the proceeds from the sale of the shares in Eldorado to fully settle GFO borrowings under facility B. Subsequently, on various dates, Orogen drew down $221 million to refinance more expensive debt under the $311 million Syndicated Revolving Credit Facility. Orogen also repaid $32 million during year.

The outstanding borrowings of Orogen, all under Facility B, at June 30, 2010 were $430 million, compared to $500 million in fiscal 2009.

On August 26, 2010 Orogen drew down a further $70 million and, on October 8, 2010, repaid the full $500 million drawn under Facility B from the proceeds of the $1 billion Notes Issue.

The loan under Facility B bears interest at LIBOR plus a margin of 0.30% per annum. Borrowings under the Revolving Credit Facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GF Operations.

$311 million Syndicated Revolving Credit Facility

On May 7, 2009, GFIMSA, Orogen and GFO entered into a 364-day $311 million syndicated revolving loan facility with an option to extend the term on the same terms for an additional 364 days from the date of the original final maturity (“Extension Option”). At any time prior to the date of final maturity, Gold Fields had the option to convert all advances outstanding under this facility into a term loan with a final maturity date being no more than 24 months after the signing date of the facility (the “Term Out Option”). The Extension Option was not exercisable if the Term Out Option had been exercised. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On May 15, 2009, GFO and Orogen drew down $59 million and $57 million respectively under this facility to refinance their respective portion of the loans maturing under Facility A of the Split-tenor revolving credit facility. On June 15, 2009, GFO repaid $44 million of its loan.

On various dates during July 2009, Orogen drew down a total of $50 million for the funding of the Glencar Mining plc acquisition. During August 2009, Orogen drew down $150 million to partly fund the termination of the St. Ives royalty agreement.

On September 17, 2009, Gold Fields utilised $15 million, of the proceeds from the sale of the shares in Eldorado to fully settle GFO borrowings under this Facility. On September 22, 2009, Orogen repaid $36 million of its loan.

Subsequently, Orogen refinanced the outstanding balance under the facility of $221 million with the Split-tenor Revolving Credit Facility.

The facility bore interest at LIBOR plus a margin of 2.75% per annum. The borrowers were required to pay a quarterly commitment fee of 1.10% per annum, payable on the undrawn portion of the facility. Neither the Extension Option or the Term Out option had been exercised and the facility expired on May 7, 2010.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GFO.

$450 million Syndicated Revolving Credit Facility

On May 12, 2010, GFIMSA, Orogen and GFO entered into a $450 million syndicated revolving loan facility with an option to increase the Facility to $550 million within six months from signing date. The purpose of the facilities was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility is September 30, 2013.

The facility bears interest at LIBOR plus a margin of 1.75% per annum. Where the utilisation under the facility is equal to or greater than 50%, a utilisation fee of 0.25% per annum will be payable on the amount of utilisations. Such utilisation fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.70% per annum. The facility was unutilised at June 30, 2010.

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, the Orogen and GFO.

Other short-term Credit Facilities

On August 21, 2007, GFIMSA entered into a R500 million 364-day revolving credit facility for general corporate purposes. Borrowings under this facility were guaranteed by Gold Fields.

On September 22, 2008, this facility was reinstated as a short-term facility expiring on October 21, 2008. With effect from November 11, 2008, this facility was again reinstated as a 364-day facility expiring on November 10, 2009. This facility bore interest at JIBAR plus a margin of 1.20% per annum.

On January 31, 2008, GFIMSA, GFO, the Issuer and GFLMSL entered into a R1 billion 364-day revolving credit facility effective May 15, 2008. The facility was to be used for capital expenditure in respect of gold mining projects, general corporate and working capital requirements. Borrowings under the facility were guaranteed by Gold Fields, GF Holdings, GFO, Orogen and GFIMSA and bore interest at JIBAR plus 0.70% per annum. Gold Fields paid a quarterly commitment fee of 0.15% per annum on any undrawn amounts under the facility. This facility expired on May 14, 2009.

The group utilized the above-mentioned facilities with other uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations.

The total draw downs were R1,040 million ($135 million) in fiscal 2010, compared to R8,039 million ($905 million) in fiscal 2009. Total repayments were R2,140 million ($284 million), compared to R6,941million ($736 million) in fiscal 2009. The repayments were made from cash generated by operations and from the proceeds of issuing notes under the Program.

Preference Shares

On December 24, 2007, Gold Fields issued R1,200 million ($165 million at the exchange rate in effect on the date of issuance) of non-convertible redeemable preference shares, or the Preference Shares (as defined below), to Rand Merchant Bank. The dividend rate payable is a floating rate that increases from 22% up to 54% of the prime lending rate quoted by FirstRand Bank Limited or the Prime Rate, over the life of the Preference Shares. In certain circumstances, the dividend rate increases up to 61% of the Prime Rate in the event that the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The Preference Shares can be redeemed by the Company in the event the dividend rate is adjusted according to the terms of the Preference Shares, or at any time on 14 days’ notice. The proceeds of the issuance of the Preference Shares were used to refinance a portion of the Split-tenor Facility. The Preference Shares mature on January 24, 2011 and payment in full of all dividends, redemption amounts, costs and expenses that may become payable in respect of the Preference Shares has been guaranteed by GFIMSA, Orogen, GFO and GF Holdings.

On October 10, 2008, R600 million ($61 million) of the R1,200 million ($165 million) preference shares was repaid, with an attributable dividend of R23 million ($3 million).

The remaining balance as at June 30, 2010 was R729 million ($96 million), consisting of capital of R600 million ($79 million) and an attributable dividend of R129 million ($17 million).

R10 billion Domestic Medium Term Note Program

Gold Fields established a R10 billion Domestic Medium Term Note Program, or the Program, on April 6, 2009. Under the Program, Gold Fields may from time to time issue notes denominated in any currency. The notes are not subject to any minimum or maximum maturity and the maximum aggregate nominal amount of all notes from time to time outstanding may not exceed R10 billion.

The Program has been registered with the bond market of the JSE and the notes issued can be listed on the JSE or not.

Under the Program, Gold Fields issued listed notes totalling R7,902 million ($1,045 million) during fiscal 2010 compared to R1,143 million ($134 million) in fiscal 2009, and settled listed maturing notes totalling R5,443 million ($722 million) during fiscal 2010 compared to nil in fiscal 2009. The different notes issued mature three, six or 12 months from date of issue and bear interest at JIBAR plus a margin ranging from 0.51% to 1.00% per annum, except for notes with a carrying value of R300 million ($39.6 million) which are at a fixed rate of 8.48%.

The outstanding issued notes under the Program at June 30, 2010 were R3,602 million ($476 million), compared to R1,143 million ($142 million) in fiscal 2009.

Subsequent to June 30, 2010 Gold Fields issued listed notes totalling R1,825 million and settled listed maturing notes totaling R4,117 million.

Notes under the Program are guaranteed by GFIMSA, GF Holdings, Orogen and GFO.

R3,000 million Long Term Revolving Credit Facilities

GFIMSA and GFO have entered into three separate revolving credit facilities totalling R3 billion with tenors between three and five years. The purpose of the facilities are to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt. These facilities were unutilised at 30 June 2010.

The borrowers are required to pay a commitment fee of between 0.75% and 0.90% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable either quarterly or semiannually in arrears.

In summary the facilities are:

•	a R1.0 billion ($132 million) revolving credit facility entered into on December 9, 2009 and maturing December 17, 2012 at Jibar plus 3.00%.;

•	a R500 million ($66.1 million) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013 at Jibar plus 2.85%, and;

•	a R1.5 billion ($198.2 million) revolving credit facility entered into on May 6, 2009 and maturing June 10, 2014 at Jibar plus 2.95%.

Borrowings under these facilities are guaranteed by Gold Fields, GF Holdings, GFO, Orogen and GFIMSA.

$1 billion Notes Issue

On September 30, 2010, Orogen issued $1,000,000,000 4.875% guaranteed Notes due October 7, 2020, or the Notes. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, GFIMSA, GFO and GF Holdings, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

Gold Fields intends to use the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and for general corporate purposes.

Capital expenditure

Capital expenditure was $913.1 million in fiscal 2010, compared to $760.3 million in fiscal 2009, See “—Liquidity and Capital Resources—Cash Resources—Cash flows from investing activities.” Gold Fields expects to incur $621 million (R4,700 million) in capital expenditure during the six month period ending December 31, 2010. Gold Fields expects to incur between $1,122.9 million and $1,255.0 million (R8,500 million to R9,500 million) in capital expenditure in fiscal 2011, which it expects to finance from internal sources and, to the extent required, credit facilities. The increase in capital expenditure is mainly due to:

•	development of Athena and Hamlet as well as the transition to owner mining at St Ives;

•	the new tailings facility and workshop expansion at Tarkwa;

•	development, ventilation, shaft deepening and the tailings facility at South Deep; and

•	acquisition of a mining fleet at Damang.

Details regarding the specific capital expenditure for each operation are found in the individual operation sections under “Information on the Company—Gold Fields’ Mining Operations.”

Contractual obligations and commitments as at June 30, 2010

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(Rand millions)
Long-term debt
Split-tenor Facility
Capital	430.0	—	430.0	—	—
Interest	5.3	2.8	2.5	—	—
Project Finance (Cerro Corona)
Capital	100.0	100.0	—	—	—
Interest	0.4	0.4	—	—	—
Preference shares
Capital	79.2	79.2	—	—	—
Interest	20.4	20.4	—	—	—
Medium Term Note Program
Capital	475.8	475.8	—	—	—
Interest	9.0	9.0	—	—	—
Scrip Loan
Capital	19.0	19.0	—	—	—
Interest	0.6	0.6
Operating lease obligations—building	4.2	3.3	0.9	—	—

Other long-term obligations
Post-retirement healthcare(1)	2.8	0.3	0.6	0.6	1.3
Environmental obligations(2)	275.7	4.3	8.6	8.6	254.2
Total contractual obligations	1,422.5	715.1	442.6	9.2	255.5

Notes:

(1)	Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go basis.

(2)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “—Critical Accounting Policies and Estimates—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(Rand millions)
Other commercial commitments
Guarantees(1)	2.6	2.6	—	—	—
Capital expenditure(2)	236.9	236.9	—	—	—
Funding commitments(3)	0.7	0.7	—	—	—
Total commercial commitments	240.2	240.2	—	—	—

Notes:

(1)	Guarantees consist of numerous obligations. Guarantees consisting of $45 million committed to guarantee Gold Fields’ environmental obligations with respect to its West African, South American and Australasian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

(2)	Capital expenditure consists only of amounts committed to external suppliers, although as of June 30, 2010 an amount of $1,252.8 million in respect of capital expenditure had been approved by Gold Fields’ Board.

(3)	Funding commitments consist of a $0.7 million commitment to the New Africa Mining Fund, or NAMF. NAMF is a private equity fund incorporated in South Africa for the purpose of investing in junior mining opportunities in South Africa and the broader Africa continent. Gold Fields originally committed R50 million ($6.6 million) for a six-year period which expired on February 28, 2009. No new investments are permitted but follow on investments of up to $7.4 million are allowed, the Gold Fields portion of which is estimated at approximately $0.7 million. As at June 20, 2010 Gold Fields Limited had contributed net $4.2 million.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At June 30, 2010, Gold Fields had no off balance sheet items.

Recent Developments

$1 billion Notes Issue

On September 30, 2010, Orogen issued $1,000,000,000 4.875% guaranteed Notes due October 7, 2020, or the Notes. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, GFIMSA, GFO and GF Holdings, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

Gold Fields intends to use the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and for general corporate purposes.

Far Southeast Project

On September 20, 2010, Gold Fields Limited announced that it had entered into option agreements with Lepanto Consolidated Mining Company, or Lepanto, a company listed in the Philippines, and Liberty Express Assets (Liberty), a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast, or FSE deposit in the Philippines.

The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. During October 2010, Gold Fields paid (i) $10 million in option fees to Lepanto; and (ii) $44 million as a non-refundable down-payment to Liberty upon signing of the option agreements.

Should Gold Fields, after a 12-month period, decide to proceed with the acquisition of the 60% interest in FSE, a further non-refundable down-payment of $66 million will be payable to Liberty, with the final payment of $220 million payable, of which $110 million is payable to Lepanto and $110 million is payable to Liberty, at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is $340 million.

FSE is located within an existing mining camp and is in close proximity to two other mines historically operated by Lepanto, one of which is currently in production. FSE has ready access to established infrastructure, including roads, tailings facilities, power and water. The existing workforce on the doorstep of FSE is part of a supportive community established around mining over the past 70 years.

While there has not been sufficient work completed to declare a mineral resource for FSE, drilling undertaken over a number of years indicates the presence of a large, concealed gold-copper mineralized porphyry system.

FSE is located in the northern part of Luzon, the largest island in the Philippines.

Black Economic Empowerment

During May 2010 the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new order mining rights.

Following a review, the DMR recently amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure; (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies towards the socioeconomic development of South African communities into a social development fund from 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. The Charter specifies that a minimum score of 50% compliance needs to be achieved. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent Gold Fields’ South African operations from obtaining any new mining rights.

In addition, Gold Fields has developed three further empowerment transactions which Gold Fields believes, when concluded by the end of the 2010 calendar year, will ensure that it meets its 2014 BEE equity ownership targets. These transactions include an Employee Share Option Plan for 10.75% of GFIMSA; a broad-based BEE transaction for 10% of South Deep; and a broad-based BEE transaction for a further 1% of GFIMSA, excluding South Deep. The three transactions have a combined value of approximately R2.4 billion and are expected to dilute existing shareholders by between 2% and 3%. On November 2, 2010, the shareholders of Gold Fields approved these transactions at the General Meeting. On November 19, 2010, Gold Fields issued 13,525,394 shares to the Employee Share Option Scheme, or ESOP, housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions are expected to be concluded by the end of December 2010, subject to the satisfaction of certain suspensive conditions. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”.

These transactions represent not only a significant milestone for Gold Fields in terms of its compliance with the BEE objectives of the Revised Mining Charter, but are a reflection of the spirit and intent with which Gold Fields has embraced transformation as an imperative for the Company, the industry and South Africa. The Company’s philosophy is to advance the sustainability of its business by engaging the transformation process substantively, as opposed to following a “tick the box” approach.

Trend and Outlook

The trend and outlook below are based on management accounts, which are prepared in accordance with International Financial Reporting Standards.

During the quarter ended September 30, 2010, Gold Fields’ operating profit was higher than that achieved in the fourth quarter of fiscal 2010. The higher operating profit was primarily due to the higher gold price and increased production, partially offset by increased production costs. Both production and unit costs, i.e. total cash cost and NCE, were in line with the guidance provided on August 5, 2010.

The average gold price Gold Fields achieved during the quarter was $1,223 per ounce, compared with $1,191 per ounce in the fourth quarter of fiscal 2010. Production at Agnew in Australia increased due to increased stope availability and at Cerro Corona due to increased ore processed and improved recoveries. In South Africa increased production at Beatrix and Driefontein was mainly due to higher underground grades mined and processed. These increases were partially offset by lower production from Kloof due to safety related stoppages and at Tarkwa due to decreased heap leach throughput and plant maintenance.

Increased production costs at the South African operations were driven largely by the annual wage increase and increased power costs. Cerro Corona’s production cost increase was primarily due to the accrual for statutory Workers Legal Participation of profits. Australia’s production costs were lower in local currency due to gold in process credits associated with higher gold inventory at quarter end. In West Africa, production costs decreased in line with the lower production at Tarkwa.

In the quarter ended September 30, 2010 net earnings were lower compared with the fourth quarter of fiscal 2010. This was mainly due to a loss on share of associates after taxation in the quarter from Rusoro applying hyper inflationary accounting to its investments in Venezuela.

Gold production is expected to be similar at Gold Fields’ operations in the quarter ending December 31, 2010 compared with the quarter ended September 30, 2010. Operating margins are expected to be slightly higher due to the increase in the gold price. Management believes that Gold Fields remains on target to achieve its short-term priorities. See “Information on the Company—Strategy—Strategic Review—Short-term Priorities”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Mamphela Ramphele(2)	62	Non-executive Chairperson	May 2013
Nicholas J. Holland	52	Executive Director and Chief Executive Officer	May 2012
Paul A. Schmidt(3)	43	Executive Director and Chief Financial Officer	May 2013
Rupert L. Pennant-Rea	62	Non-executive Director	May 2013
Chris I. von Christierson	63	Non-executive Director	May 2011
Kofi Ansah	66	Non-executive Director	May 2011
Donald M. J. Ncube	64	Non-executive Director	May 2013
David N. Murray	65	Non-executive Director	May 2011
Gayle M. Wilson	65	Non-executive Director	May 2011
Richard P. Menell	55	Non-executive Director	May 2012
Cheryl A. Carolus	52	Non-executive Director	May 2012
Roberto Dañino	59	Non-executive Director	May 2012
Alan R. Hill(4)	68	Non-executive Director	May 2012

Notes:

(1)	Terms expire on the date of the annual general meeting in that year.

(2)	Mamphela Ramphele joined the Board on July 1, 2010 as Deputy Chairperson. She was appointed as Chairperson with effect from November 2, 2010.

(3)	Paul A. Schmidt joined the Board on November 6, 2009 as an Executive Director.

(4)	Alan R. Hill joined the Board on August 21, 2009 as a Non-executive Director.

Gill Marcus resigned as a non-executive director with effect from July 20, 2009. John G. Hopwood, a non-executive director, passed away on March 19, 2010. Alan J. Wright retired as Non-Executive Chairperson and as a Non-Executive Director on November 2, 2010.

Directors and Executive Officers

The Articles of Association of Gold Fields provide that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of two executive directors and 11 non-executive directors, all of whom are independent.

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

Some of Gold Fields’ executive officers and executive directors are members of the boards of directors of various of its subsidiaries.

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

Executive Directors

Nicholas J. Holland. BCom, BAcc, Witwatersrand; CA (SA). Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance from April 1998. On April 15, 2002, his title changed to Chief Financial Officer until April 30, 2008. Mr. Holland has 29 years’ experience in financial management and 22 years of experience in the mining industry. Prior to joining Gold Fields he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited. He is also an alternate director of Rand Refinery Limited.

Paul A. Schmidt., BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA). Executive Director, Chief Financial Officer. Mr Schmidt was appointed Chief Financial Officer on January 1, 2009 and joined the Board on November 6, 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from May 1, 2008. Prior to this appointment, Mr Schmidt was financial controller for Gold Fields from April 1, 2003. He has more than 14 years’ experience in the mining industry. Mr Schmidt holds no other directorships.

Non-executive Directors

Mamphela A. Ramphele. MBCHB, University of Natal; PhD in Social Anthropology, University of South Africa; Diplomas in Tropical Health and Hygiene and in Public Health, University of Witwatersrand. Chairperson of the Board. Dr. Ramphele was appointed non-executive Deputy Chairperson of the Board of Gold Fields on July 2, 2010 and was appointed Chairperson on November 2, 2010. She is the Executive Chair of Letsema Circle, a Cape Town based specialist Transformation Advisory Company in both the public and private sector; a Trustee of Eluthandwenim, the Library of Alexandrina, the MO Ibrahim Foundation, the Nelson Mandela Foundation, the Oppenheimer Memorial Trust, the Open Society Foundation for South Africa, the Steve Biko Foundation, and the Veolia Environment Institute; and a director of Remgro, Anglo American plc,

Edu-Loan, Circle EDU Investments, Mpilo Investment Holdings, and Medi-Clinic. She previously served as a Managing Director of the World Bank from May 2000 to July 2004, with responsibility for human development activities and the World Bank Institute, which provides training and learning for both staff and clients. Dr. Ramphele served as Co-Chair on the Global Commission for International Migration (GCIM) between 2004 and 2005. Prior to joining the World Bank, she was Vice-Chancellor of the University of Cape Town, a post she took up in 1996, becoming the first black woman to hold this position at a South African university. She joined the university as a research fellow in 1986, and was appointed Deputy Vice-Chancellor five years later. She is an author of many important titles about critical socio-economic issues in South Africa.

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

Kofi Ansah. BSc (Mechanical Engineering) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology, USA. Mr. Ansah was appointed a Director of Gold Fields in April 2004. He is a Director of Ecobank (Ghana) Limited.

Donald M. J. Ncube. BA Economics and Political Science, Fort Hare University; Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland; Graduate MSc Manpower Studies, University of Manchester, UK, Diploma in Financial Management. Mr. Ncube was appointed a Director of Gold Fields on February 15, 2006. Previously, he was an alternate Director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a Director of AngloGold Ashanti Limited as well as Non-Executive Chairman of South African Airways. He is currently Chairman of Rare Holdings Limited, Chairman of Badimo Gas (Proprietary) Limited, Chairman of Rainbow Gas (Proprietory) Limited and Executive Director of Cincinnati Mine Machines (RSA) (Proprietary) Limited. He serves on the boards of various other companies.

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

Richard P. Menell. BA (Hons), MA (Natural Sciences, Geology), Trinity College, Cambridge, UK; M.Sc. (Mineral Exploration and Management), Stanford University, California, USA. Mr. Menell has been a Director of Gold Fields since October 8, 2008. He has over 30 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of

Bateman Engineering and Deputy Chairman of Harmony and African Rainbow Minerals. He is currently a Director of Weir Group Plc, Mutual and Federal Insurance Company Limited, the Standard Bank of South Africa Limited, the Standard Bank Group Limited, Carmelo Investments 124, Klydon Limited, Mbane Power, Ringwood Investments 80, the National Business Initiative, and the Tourism Enterprise Partnership. Mr Menell is also a Trustee of the Home for all Development and Reconciliation Trust Fund and Jobco The Business Trust and Chairman of the City Year South Africa Citizen Service Organization, the Carrick Foundation and the Palaeontoligal Scientific Trust.

Cheryl A. Carolus. BA Law; Bachelor of Education, University of the Western Cape. Ms. Carolus has been a director of Gold Fields since March 10, 2009. Ms. Carolus is an Executive Chairperson of Peotona Group Holdings, a Chairperson of The IQ Business; a Director of Rebatona Investment Holdings, Bargenel Investment, Southern African Sustainable Development Company, MacSteel Services Centres SA, DBCM Holdings, Londimpilo Ltd., Investec Limited, Mercedes-Benz South Africa, Soul City Institute, The Constitution Hill Trust and WWF International; an Alternate Director for Lafarge Industries; and a Member of South Africa’s Technology Innovation Agency and the International Crisis Group. In 2009, she was appointed Chairperson of the Board of South African Airways. Ms. Carolus has previously held senior leadership positions in the liberation movement in South Africa and in the African National Congress, or ANC. She has served as Deputy Secretary General under Nelson Mandela, and helped to negotiate the new South African constitution and coordinate the drafting of post-apartheid ANC policy. She served as South Africa’s High Commissioner to the United Kingdom from 1998 to 2001 and was the CEO of SA Tourism from 2001 to 2004. She was Chairperson of South African National Parks Board for six years and currently serves on the Boards of WWF SA (World Wildlife Fund) and WWF International. She also works with NGOs focused on young people at risk and conflict prevention.

Roberto Dañino. LLM, Harvard Law School; Bachelor of Law and Attorney, Pontificia Universidad Católica del Perú. Mr. Dañino has been a director of Gold Fields since March 10, 2009. He served as Prime Minister of Peru from 2001 to 2002 and Ambassador of Peru to the United States from 2002 to 2003. From 2003 to 2006, Mr Dañino was the Senior Vice President and General Counsel of the World Bank Group as well as Secretary General of the International Centre for Settlement of Investment Disputes. He was also the founding General Counsel of the Inter-American Investment Corporation , the private sector affiliate of the Inter-American Development Bank. Mr. Dañino sits on various corporate and non-profit boards, both in Peru and the United States, including La Cima in Peru. Mr Dañino is a Peruvian lawyer who has practiced for over 30 years as a partner of leading law firms in Lima and Washington, DC. Mr Dañino is currently the Deputy Chairman of the Board of Hochschild Mining Plc.

Alan R. Hill. B.Sc (Hons), M. Phil (Rock Mechanics), Leeds University, UK. Mr Hill joined the Board on August 21, 2009. From 2004 to 2007, Mr Hill was the non-executive chairman of Alamos Gold Limited and, from 2005 to 2009, he held the position of President and CEO of Gabriel Resources Limited. Both companies are involved in gold exploration and development. Mr Hill’s mining career started on the Zambian Copperbelt, following which he joined Noranda, Inc. where he managed gold and nickel mines. He worked as a consultant for a short period, before joining Camflo Mines in 1981, which merged with Barrick Gold in 1984. Mr Hill joined Barrick as part of the merger and spent 19 years with Barrick and was instrumental in its considerable growth, having played a pivotal role in its various merger and acquisition initiatives through the years. He retired from Barrick in 2003 as its Executive Vice President, Development. Some of his previous directorships include Yamana Resources, Peru Copper and the Canadian Council of the Americas.

Former Non-executive Directors

Alan J. Wright. CA (SA). Chairman of the Board of Directors. Mr. Wright was appointed the non-executive Chairman of the Board on November 17, 2005. Prior to that, Mr. Wright had been Deputy Chairman of Gold Fields since November 1997. Prior to September 1998, Mr. Wright was the Chief Executive Officer of Gold Fields of South Africa Limited. Mr. Wright holds no other directorships. Mr. Wright retired as Chairman and as a non-executive director on November 2, 2010.

Gill Marcus. BCom, University of South Africa (UNISA). Prof. Marcus was appointed a Director of Gold Fields on February 14, 2007. She served as a member of the ANC National Executive Committee from 1991 to 1999 and Member of Parliament from 1994 to 1999. Prof. Marcus served as Deputy Minister of Finance from 1996 to 1999. She served as Deputy Governor of the South African Reserve Bank from 1999 to 2004. Since 2004, she has been Professor of Policy, Leadership and Gender Studies at the Gordon Institute of Business Science. From November 2005 to March 2007, Prof. Marcus was Executive Chairperson of Western Areas Limited. In 2007, she was appointed as Non-executive Chairperson of Absa Group Limited. Prof. Marcus resigned as a Non-executive Director of Gold Fields effective July 20, 2009. She was appointed Governor of the South African Reserve Bank on November 9, 2009.

John G. Hopwood. B.Com, Natal; CA (SA). Mr. Hopwood was appointed a Director of Gold Fields on February 15, 2006. Previous experience included being a Director and head of the Mergers and Acquisitions division at Ernst & Young Corporate Finance. He was an Executive Director of Gold Fields of South Africa Limited from January 1992 to September 1998. Mr. Hopwood was a member of the Board of Trustees of the New Africa Mining Fund and Chairman of the Fund’s Investment Committee and a non-executive director of Pan African Resources Plc and of Metorex Ltd. Mr. Hopwood passed away on March 19, 2010.

Executive Officers

James W. D. Dowsley (52). BSc (Mining Engineering), Witwatersrand. Senior Vice President and Head of Corporate Development. Mr. Dowsley was General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Limited.

Jan W. Jacobsz (49). BA, University of Johannesburg (previously Rand Afrikaans University). Senior Vice President, Head of Investor Relations and Corporate Affairs. Mr. Jacobsz was appointed Senior Vice President, Head of Investor Relations and Corporate Affairs on December 10, 2007. Mr. Jacobsz also held the portfolio of Sustainable Development from 2002 to 2005. Prior to that, Mr. Jacobsz was Senior Manager of Investor Relations and Corporate Affairs, Program Manager of the Group Transformation Program at Gold Fields of South Africa Limited, and Administrator of the Gold Fields Foundation.

Michael D. Fleischer (49). BProc, University of Witwatersrand. Admitted as attorney of the High Court of South Africa in 1991, Advanced Taxation Certificate, University of South Africa. Executive Vice President, General Counsel. Mr. Fleischer was appointed to his current position of Executive Vice President, General Counsel on November 1, 2006. Prior to his appointment, Mr. Fleischer was a partner in the corporate services department at Webber Wentzel, one of the leading South African law firms. Mr. Fleischer has a wide range of experience in mergers and acquisitions, commercial transactions, mining law and stock exchange transactions. In 2005, he was ranked as one of South Africa’s leading commercial lawyers by Chambers Global.

Tommy D. McKeith (46). BSc. Hons (Geology), GDE (Mining) and MBA, University of the Witwatersrand (South Africa). Executive Vice President, Head of Exploration and Business Development. Mr. McKeith was appointed Executive Vice President, Head of Exploration and Business Development on October 1, 2007. Prior to rejoining Gold Fields in October 2007, he served as Chief Executive Officer for Troy Resources NL. From August 2004 until January 2006, he was Vice President of Business Development at Gold Fields. Before joining Troy, he worked for over 17 years with Gold Fields and its predecessors in various mine geology, exploration and business development positions. Mr. McKeith has 21 years of experience in business development, mining and exploration geology in the international mining sector. He is a Fellow of the AusIMM and SEG.

Peter L. Turner (53). National Higher Diploma (NHD) Vaal Triangle Technikon SA, Mechanical Engineering; South African Mine Manager Certificate of Competency—Metalliferous. Executive Vice President,

Head of West Africa. Mr Turner was appointed as Executive Vice President, Head of West Africa on August 1, 2009. He moved to Ghana in 2008 when he was appointed Vice President of Operations and before that he was the head of the Kloof Gold Mine in South Africa from 2005 and later Driefontein Gold Mine. Prior to joining Gold Fields in 2005, he was Managing Director of Geita Gold Mining Limited in Tanzania from 2002 to 2005 and, before that, General Manager of East and West Africa Region for AngloGold Ashanti where he spent the majority of his career. He progressed through the ranks, starting as an engineering trainee at Vaal Reefs in 1975, later spending time in various managerial positions at numerous gold mining operations. Mr Turner has more than 34 years of experience in the mining industry.

Juan L. Kruger (40). Bachelor degree in Business and Finance, Universidad del Pacifico; MBA, Harvard Business School. Executive Vice President, Head of Operations for South America. Mr. Kruger was appointed as Executive Vice President, Head of Operations for South America on August 1, 2009. He has over 15 years of broad experience in corporate finance, strategic planning and general management in the mining, airline, telecommunications, consumer goods and financial services industries in South America. Mr. Kruger joined Gold Fields in October 2007 as Senior Vice President and Country Manager for the Peruvian Operations, and led the start-up team at Cerro Corona. Prior to joining Gold Fields, Mr. Kruger was the Chief Executive Officer for LAN Peru, the leading carrier in the country and a subsidiary of LAN Airlines. From 2004 to 2006, he was employed by Glencore A.G. as Chief Financial Officer for their South American Operations. Mr. Kruger has also held senior management positions for the Telefonica Group and Procter & Gamble, and worked as a management consultant for McKinsey & Co in South America.

Ben Zikmundovsky (60). Bachelor of Science, Mechanical Engineering, University of Technology, Prague, Czech Republic; Diploma in Business Management. Executive Vice President, Head of International Capital Projects and International Technical Services. Mr. Zikmundovsky was appointed as Executive Vice President, Head of International Capital Projects and International Technical Services on August 1, 2009. He held the position of Business Manager with Bechtel Australia from 1999 to 2002 and was the Managing Director—Africa of GRD Minproc Limited from 2002 until he joined the company. Mr Zikmundovsky has over 30 years’ experience in the development of companies, operations and projects in the mining, mineral processing, construction and equipment industries on the African continent, in South America, the former Soviet Union countries, the Middle East and in Europe. He started his career in 1973 as a project design engineer for Roberts Union Corporation (RUC) in South Africa.

Richard M. Weston (58). MSc Mining Geomechanics, UNSW; GDM, UCQ; BE (Civil), Sydney University. Executive Vice President, Head of Australasia. Mr Weston was appointed to the position of Executive Vice President, Head of Australasia on May 1, 2010. He was formerly Senior Vice-President, Operations for Coeur d’Alene Mines Corporation, a gold and silver mining company based in Idaho in the United States, from February 2006 to March 2010. Before joining Coeur, he lead the site team responsible for the development of Barrick Australia’s Cowal Gold Project from 2003 to 2006 and prior to that he headed operations at Rio Tinto Australia’s ERA Ranger and Jabiluka uranium mines in the Northern Territory.

Naseem Chohan (49). BE (Electronic), University of Limerick. Senior Vice President, Sustainable Development. Mr. Chohan was appointed to the position of Senior Vice President, Sustainable Development on September 13, 2010. Mr. Chohan was previously self-employed as a consultant to various companies and, prior to that, spent 25 years at De Beers, where he was most recently a Group Consultant, Sustainability and ECOHS (Environment, Community, Occupational Health and Hygiene and Safety).

Kgabo Moabelo (39). B.Admin (Honours) in Industrial Psychology, MSc in Engineering Business Management. Senior Vice President, Human Resources. Mr Kgabo Moabelo was appointed Senior Vice President, Human Resources from October 1, 2010. Prior to his appointment, he was the HR Director for Africa and Levant at Cisco Systems from May 2008. Prior to Cisco Systems he was the Human Resources Director for Standard Bank overseeing Global Personal and Business Banking, Credit and Support Services from July 2005. Mr Moabelo has also worked for Anglo Platinum between 1999 and 2005.

Former Executive Officers

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

Italia Boninelli (53). MA Witwatersrand; PDLR (UNISA) SBL. Senior Vice President, Head of Human Resources. Mrs. Boninelli was appointed to the position of Senior Vice President, Head of Human Resources of Gold Fields on January 8, 2007. She is also the Chairperson of the Gold Fields Business Leadership Academy. Prior to that, she was group human resources director of Netcare. She has previously held senior human resources, marketing and communications positions in Standard Bank and Sappi Limited. Mrs. Boninelli resigned from Gold Fields effective May 31, 2010.

Vishnu P. Pillay (53). BSc, MSc at Maharaja Sayajirao University of Baroda, Gujurat, India. Executive Vice President, Head of the South African Region. Mr Pillay was appointed Executive Vice President, Head of the South African Region on May 1, 2008. He was previously Vice President, Head of Operations at Driefontein from 2006. He was formerly Senior Consultant: Mineral Resources and Mine Planning for Gold Fields Operations. Apart from a brief period with Council for Scientific and Industrial Research (CSIR), where he held the positions of Executive Director, CSIR Mining Technology and Group Executive, Institutional Planning and Operation, he has 25 years of service with Gold Fields. Mr. Pillay resigned from Gold Fields on October 13, 2010.

Company Secretary

Cain Farrel (60). FCIS, MBA, Southern Cross University, Australia. Mr. Farrel was appointed Company Secretary on May 1, 2003. Mr. Farrel is past President and a Director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr. Farrel served as Senior Divisional Secretary of Anglo American Corporation of South Africa.

Board of Directors’ Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Remuneration Committee, a Nominating and Governance Committee a Safety, Health and Sustainable Development Committee and a Capital Projects Control and Review Committee. All the committees are comprised exclusively of Non-executive Directors. All committees are chaired by an independent Non-executive Director. The remuneration of Non-executive Directors for their service on the various committees has been approved by the shareholders. The Audit Committee monitors and reviews Gold Fields’ accounting controls and procedures, including the effectiveness of the Group’s information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; quarterly reports, the annual report and the annual financial statements; the accounting policies of the Group and any proposed revisions thereto; external audit findings, reports and fees, and the approval thereof; and compliance with applicable legislation and requirements of regulatory authorities and Gold Fields’ Code of Ethics. Membership of the Audit Committee is as follows:

Gayle M. Wilson (chairman)

Rupert L. Pennant-Rea

Donald M. J. Ncube

Richard P. Menell

The Remuneration Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of executive directors and other executive officers. Membership of the Remuneration Committee is as follows:

Chris I. von Christierson (chairman)

Gayle M. Wilson

Donald M. J. Ncube

Dr. Mamphela A. Ramphele

Rupert L. Pennant-Rea

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

Cheryl A. Carolus

Richard P. Menell

Mamphela A. Ramphele

The Nominating and Governance Committee develops and implements policy on corporate governance issues, develops the policy and process for evaluating nominations to the Board of Directors, identifies successors to the Chairman and Chief Executive Officer and considers selection and rotation of the Board committee members. Membership of the Nominating and Governance Committee is as follows:

Mamphela A. Ramphele (chairman)

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

Alan Hill

David N. Murray

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic and operating issues facing Gold Fields. The composition of the Executive Committee is as follows:

Nicholas J. Holland	Chairman
Paul A. Schmidt	Chief Financial Officer
Kgabo F. L. Moabelo	Senior Vice President—Human Resources
James W. D. Dowsley	Senior Vice President—Corporate Development
Tommy D. McKeith	Executive Vice President—Exploration and Business Development
Tim Rowland	Acting-Executive Vice President—South African Operations
Peter L. Turner	Executive Vice President—West African Operations
Juan L. Kruger	Executive Vice President—South American Operations
Ben Zikmundovsky	Executive Vice President—International Capital Projects and International Technical Services
Jan W. Jacobsz	Senior Vice President—Investor Relations and Corporate Affairs
Richard M. Weston	Executive Vice President—Australasia Operations
Michael D. Fleischer	Executive Vice President—General Counsel
Naseem Chohan	Senior Vice President—Sustainable Development
Cain Farrel	Company Secretary

Regional Executive Management Committees

Each of Gold Fields’ four operating regions (South Africa, Australasia, West Africa and South America) has a Regional Executive Management Committee.

South African Regional Executive Management Committee composition:

Tim Rowland	Acting-Chairman of the Regional Executive Management Committee and Acting-Executive Vice President and Head of South African Operations
Paddy Govender	Vice President—Commercial Services
Koos Barnard	Vice President and Head of Operations—Kloof/Driefontein Complex
Reg Naidoo	Head of Finance—South African Operations
Ben Haumann	Vice President and Head of Operations—Beatrix
Robert van Niekerk	Vice President and Head of Operations—South Deep
Kevin Robertson	Acting-Vice President—Technical Services
Stuart Allen	Vice President—South Deep Project
Morapedi Mutloane	Head of Human Resources—South African Operations
Johan Britz	Head of Strategy Management
Phillip Jacobs	Head of Sustainable Development
Jacques van Rensburg	Head of Engineering, Environmental Engineering and Capital
David Taunyane	Head of Processing

Australasian Regional Executive Management Committee composition:

Richard M. Weston	Chairman of the Regional Executive Management Committee and Executive Vice President and Head of Australasia Operations
Ted Lambourne	Acting General Manager—St. Ives
Tim Gilbert	General Manager—Agnew
Colyn Louw	Senior Manager Human Resources—Australasia
Alex Munt	Senior Finance Manager
Brett Mattison	General Manager—Business Development
Craig Feebrey	Regional Manager—Exploration

West African Regional Executive Management Committee composition:

Peter Turner	Chairman of the Regional Executive Management Committee and Executive Vice President and Head of West African Operations
Stephen Ellis	Business Development Manager—Africa
Serge Nitiema	Regional Exploration Manager—Africa
Alfred Baku	General Manager—Tarkwa
Gary Hamman	Senior Manager—Finance
Dawie Strydom	Senior Manager—Human Resources—West Africa
Errol Drake	Regional Manager—Engineering

South American Regional Executive Management Committee composition:

Juan Luis Kruger	Chairman of the Regional Executive Management Committee and Executive Vice President and Head of South American Operations
Manuel Diaz	General Manager—Cerro Corona
Alberto Cardenas	Operations Manager—Cerro Corona
Rodolfo Michels	CFO, South American Operations
Adrian Mendoza	Manager—Human Resources—South America
Diego Ortega	Corporate Manager—Corporate Affairs
Ralph Alosilla-Velasco	Corporate Manager—Logistics and Commercial

Compensation of Directors and Senior Management

During the fiscal year ended June 30, 2010, the aggregate compensation paid or payable to directors and senior management of Gold Fields as a group was approximately Rand 69.7 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and senior management of Gold Fields, of which Rand 4.8 million was due to pension scheme contributions and life insurance, Rand 22.2 million was due to bonus and performance-related payments and Rand 1.6 million was expenses.

The following table presents information regarding the compensation paid by Gold Fields for the year ended June 30, 2010 to its directors:

	Board fees	Committee fees	Travel allowance	Salary	Bonuses and performance related payments(2)	Pension scheme contributions	Expenses(4)	Total(3)
	(in Rand)
Executive Directors
Nicholas J. Holland	—	—	—	6,271,760.18	5,949,425.51	1,038,499.98	1,183,112.28	14,442,797.95
Paul A. Schmidt[5]	—	—	—	1,967,012.04	—	235,311.96	211,458.33	2,413,782.33

Non-executive Directors
Alan J. Wright	1,256,000.00	—	40,500.00	—	—	—	79,515.00	1,376,015.00
Kofi Ansah	245,000.00	168,200.00	238,600.00	—	—	—	—	651,800.00
John G. Hopwood^	175,994.48	197,085.08	—	—	—	—	—	373,079.56
Gill Marcus[7]	10,010.87	—	—	—	—	—	—	10,010.87
David N. Murray	255,000.00	220,250.00	198,100.00	—	—	—	—	673,350.00
Donald M. J. Ncube	255,000.00	202,550.00	40,500.00	—	—	—	—	498,050.00
Rupert L. Pennant-Rea	235,000.00	202,550.00	279,100.00	—	—	—	—	716,650.00
Chris I. von Christierson	245,000.00	310,350.00	238,600.00	—	—	—	—	793,950.00
Cheryl A. Carolus	255,000.00	84,100.00	40,500.00	—	—	—	—	379,600.00
Roberto Danino	255,000.00	84,100.00	159,800.00	—	—	—	184,019.86	682,919.86
Richard P. Menell	245,000.00	338,700.00	40,500.00	—	—	—	—	624,200.00
Gayle M. Wilson	255,000.00	312,953.87	40,500.00	—	—	—	86,820.00	695,273.87
Alan R. Hill[8]	216,290.76	71,281.52	200,300.00	—	—	—	205,769.75	693,642.03

Total	3,903,296.11	2,192,120.47	1,517,000.00	8,238,772.22	5,949,425.51	1,273,811.94	1,950,695.22	25,025,121.47

Notes:

(1)	A travel allowance for the Non-executive Directors was approved at the annual general meeting held on November 4, 2009.

(2)	Bonuses are for fiscal 2009 performance, paid in fiscal 2010.

(3)	These amounts reflect the full Directors’ emoluments in Rand, for comparative purposes. The portion of Executive Directors’ emoluments payable offshore are paid in terms of agreements with the Company’s subsidiaries for work done by such Directors offshore for offshore subsidiaries. See “—Executive Directors’ Terms of Employment”. The total U.S. dollar amounts paid for fiscal 2010 were as follows: Nicholas J. Holland $477,531.63, Paul A. Schmidt $45,098.86. These amounts are included in the Rand amounts above.

(4)	These amounts reflect spousal travel costs, which are not included in the travel allowance for the Directors.

(5)	Appointed as Director on November 6, 2009.

(6)	Deceased March 19, 2010.

(7)	Resigned as Director on July 20, 2009.

(8)	Appointed as Director on August 21, 2009.

Share options and restricted shares outstanding and held by directors, former directors, executive officers and former executive officers as of September 30, 2010 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Options/ SARS exercise price	Expiration/ settlement date[1]
				(in Rand)
Executive Directors
Nicholas J Holland	13,334	—	—	46.23	July 26, 2011
	13,333	—	—	46.23	June 06, 2011
	13,333	—	—	46.23	September 22, 2011
	15,334	—	—	125.37	April 15, 2011
	7,666	—	—	125.37	February 06, 2012
	5,900	—	—	84.17	May 26, 2011
	5,900	—	—	84.17	December 29, 2011
	5,900	—	—	84.17	March 09, 2012
	5,267	—	—	93.49	October 27, 2011
	5,267	—	—	93.49	April 24, 2012
	5,266	—	—	93.49	May 31, 2012
	12,667	—	—	83.18	May 11, 2012
	6,333	—	—	83.18	December 14, 2012
	6,334	—	—	76.75	September 03, 2012
	6,333	—	—	76.75	December 30, 2012
	6,333	—	—	76.75	April 26, 2013
	6,334	—	—	67.93	December 14, 2012
	12,666	—	—	67.93	May 05, 2013
	12,667	—	—	63.65	March 12, 2013
	25,333	—	—	63.65	August 01, 2013
	—	11,550	—	125.28	March 24, 2012
	—	18,800	—	124.19	March 01, 2013
	—	—	2,788	—	August 12, 2010
	—	14,100	—	107.59	March 03, 2014
	—	—	18,500	—	March 03, 2011
	—	35,850	—	103.99	June 02, 2014
	—	—	41,250	—	June 02, 2011
	—	49,000	—	109.66	March 02, 2015
	—	—	71,040	—	March 02, 2012
	—	59,000	—	89.76	March 01, 2016
	—	—	80,800	—	March 01, 2013

Paul A Schmidt	500	—	—	84.17	March 27, 2011
	2,534	—	—	83.85	April 11, 2011
	900	—	—	93.49	August 28, 2011
	2,400	—	—	83.18	March 12, 2012
	2,400	—	—	76.75	October 10, 2012
	1,200	—	—	67.93	October 15, 2012
	1,200	—	—	67.93	March 06, 2013
	2,400	—	—	63.65	January 11, 2013
	2,400	—	—	63.65	June 02, 2013
	—	4,500	—	125.28	March 24, 2012
	—	—	452	—	August 12, 2010
	—	4,950	—	124.19	March 01, 2013

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Options/ SARS exercise price	Expiration/ settlement date[1]
				(in Rand)
	—	—	2,500	—	March 03, 2011
	—	6,300	—	107.59	March 03, 2014
	—	—	5,625	—	June 02, 2011
	—	9,450	—	103.99	June 02, 2014
	—	—	18,750	—	March 02, 2012
	—	14,390	—	109.66	March 02, 2015
	—	—	7,790	—	June 01, 2012
	—	8,220 —		103.78	June 01, 2015
	—	22,350	—	89.76	March 01, 2016
	—	—	26,250	—	March 01, 2013
Non-executive Directors
Alan J Wright	10,000	—	—	88.38	February 15, 2011
	10,000	—	—	68.59	August 13, 2011
	—	—	2,800	—	May 07, 2010
	—	—	4,100	—	November 02, 2010
	—	—	7,600	—	November 12, 2011
	—	—	6,300	—	November 04, 2012

J. Michael McMahon[4]	—	—	2,700	—	November 02, 2010
	—	—	5,000	—	November 12, 2011

Patrick J Ryan[2]	—	—	2,700	—	June 17, 2010
	—	—	5,000	—	June 17, 2010

Tokyo M G Sexwale[4]	—	—	2,700	—	November 02, 2010

Chris I von Christierson	10,000	—	—	88.38	February 15, 2011
	—	—	2,700	—	November 02, 2010
	—	—	5,000	—	November 12, 2011
	—	—	4,100	—	November 04, 2012

Rupert L Pennant-Rea	10,000	—	—	88.38	February 15, 2011
	10,000	—	—	68.59	August 13, 2011
	—	—	1,900	—	May 07, 2010
	—	—	2,700	—	November 02, 2010
	—	—	5,000	—	November 12, 2011
	—	—	4,100	—	November 04, 2012

Kofi Ansah	6,700	—	—	68.59	August 13, 2011
	—	—	2,700	—	November 02, 2010
	—	—	5,000	—	November 12, 2011
	—	—	4,100	—	November 04, 2012

Donald M J Ncube	—	—	2,700	—	November 02, 2010
	—	—	5,000	—	November 12, 2011
	—	—	4,100	—	November 04, 2012

John G. Hopwood²	—	—	800	—	March 19, 2010
	—	—	2,700	—	March 19, 2010
	—	—	5,000	—	March 19, 2010
	—	—	4,100	—	March 19, 2010

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Options/ SARS exercise price	Expiration/ settlement date[1]
				(in Rand)

Artem Grigorian[4]	—	—	2,700	—	November 02, 2010

Gill Marcus[4]	—	—	1,200	—	November 02, 2010
	—	—	5,000	—	November 12, 2011

David Murray	—	—	5,000	—	November 12, 2011
	—	—	4,100	—	November 04, 2012

Cheryl Carolus	—	—	4,100	—	November 04, 2012

Gayle Wilson	—	—	4,100	—	November 04, 2012

Alan Hill	—	—	—	—	—

Roberto Danino	—	—	4,100	—	November 04, 2012

Richard P Menell	—	—	4,100	—	November 04, 2012
Executive Officers
James W D Dowsley	7,333	—	—	46.23	April 07, 2011
	33	—	—	46.23	July 24, 2011
	2,567	—	—	84.17	March 27, 2011
	2,567	—	—	84.17	October 30, 2011
	2,566	—	—	84.17	January 09, 2012
	2,300	—	—	93.49	August 28, 2011
	2,300	—	—	93.49	February 26, 2012
	2,300	—	—	93.49	April 01, 2012
	5,000	—	—	83.18	March 12, 2012
	2,500	—	—	83.18	October 10, 2012
	2,500	—	—	76.75	July 05, 2012
	2,500	—	—	76.75	October 31, 2012
	2,500	—	—	76.75	February 25, 2013
	2,500	—	—	67.93	October 15, 2012
	5,000	—	—	67.93	March 03, 2013
	5,000	—	—	63.65	January 11, 2013
	10,000	—	—	63.65	June 02, 2013
	—	5,925	—	125.28	March 24, 2012
	—	5,500	—	124.19	March 01, 2013
	—	—	1,358	—	August 12, 2010
	—	12,750	—	107.59	Mar 03, 2014
	—	—	9,300	—	Mar 03, 2011
	—	12,750	—	103.99	June 02, 2014
	—	—	13,950	—	June 02, 2011
	—	9,950	—	109.66	March 02, 2015
	—	—	10,200	—	March 02, 2012
	—	18,000	—	89.76	March 01,2016
	—	—	18,525	—	March 01, 2013

Italia Boninelli³	—	11,000	—	124.19	June 30, 2011
	—	—	2,693	—	June 30, 2010

Michael D Fleischer	—	11,067	—	124.19	March 01, 2013
	—		2,986		August 12, 2010

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Options/ SARS exercise price	Expiration/ settlement date[1]
				(in Rand)
	—	15,900		107.59	March 03, 2014
	—	—	12,800	—	March 03, 2011
	—	15,900	—	103.99	June 02, 2014
	—	—	19,200	—	June 02, 2011
	—	20,400	—	109.66	March 02, 2015
	—	—	23,330	—	March 02, 2012
	—	22,350	—	89.76	March 01, 2016
	—	—	25,575	—	March 01, 2013

Jan W Jacobsz	4,000	—	—	46.23	May 27, 2011
	4,000	—	—	46.23	April 07, 2011
	500	—	—	46.23	July 24, 2011
	3,967	—	—	154.65	January 06, 2011
	3,966	—	—	154.65	April 12, 2011
	3,967	—	—	154.65	August 15, 2011
	1,834	—	—	84.17	March 27, 2011
	1,833	—	—	84.17	October 30, 2011
	1,833	—	—	84.17	January 09, 2012
	1,667	—	—	93.49	August 28, 2011
	1,667	—	—	93.49	February 26, 2012
	1,666	—	—	93.49	April 04, 2012
	5,000	—	—	83.18	March 12, 2012
	2,500	—	—	83.18	October 15, 2012
	2,500	—	—	76.75	July 05,2012
	2,500	—	—	76.75	October 31, 2012
	2,500	—	—	76.75	February 25, 2013
	2,500	—	—	67.93	October 15, 2012
	5,000	—	—	67.93	March 06, 2013
	5,000	—	—	63.65	January 11, 2013
	10,000	—	—	63.65	June 02, 2013
	—	3,950	—	125.28	March 24, 2012
	—	5,500	—	124.19	March 01, 2013
	—	—	1,358	—	August 12, 2010
	—	12,750	—	107.59	March 03, 2014
	—	—	9,300	—	March 03, 2011
	—	12,750	—	103.99	June 02, 2014
	—	—	13,950	—	June 02, 2011
	—	9,950	—	109.66	March 02, 2015
	—	—	10,200	—	March 02, 2012
	—	18,000	—	89.76	March 01,2016
	—	—	18,525	—	March 01, 2013

Tommy D McKeith	—	50,000	—	121.82	October 01, 2013
	—	—	50,000	—	October 01, 2010
	—	10,600	—	107.59	March 03, 2014
	—	—	12,800	—	March 03, 2011
	—	10,600	—	103.99	June 02, 2014
	—	—	12,800	—	June 02, 2011
	—	20,400	—	109.66	March 02, 2015

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Options/ SARS exercise price	Expiration/ settlement date[1]
				(in Rand)
	—	—	23,330	—	March 02, 2012
	—	22,350	—	89.76	March 01, 2016
	—	—	25,575	—	March 01, 2013

Vishnu P Pillay	—	8,000	—	124.19	March 01, 2013
	—	—	1,946	—	August 12, 2010
	—	8,550	—	107.59	March 03, 2014
	—	—	6,200	—	March 03, 2011
	—	15,900	—	103.99	June 02, 2014
	—	—	19,200	—	June 02, 2011
	—	19,390	—	109.66	March 02, 2015
	—	—	22,800	—	March 02, 2012
	—	22,350	—	89.76	March 01, 2016
	—	—	25,575	—	March 01, 2013

Peter L Turner	15,000	—	—	89.8	June 22, 2013
	—	5,625	—	125.28	March 24, 2012
	—	4,800	—	124.19	March 01, 2013
	—	—	1,167	—	August 12, 2010
	—	8,550	—	107.59	March 03, 2014
	—	—	6,200	—	March 03, 2011
	—	8,550	—	103.99	June 02, 2014
	—	—	9,300	—	June 02, 2011
	—	6,650	—	109.66	March 02, 2015
	—	—	6,850	—	March 02, 2012
	—	5,500	—	99.87	September 01, 2015
	—	—	6,800	—	September 01, 2012
	—	22,350	—	89.76	March 01, 2016
	—	—	25,575	—	March 01, 2013

Ben Zikmundovsky	—	4,500	—	99.87	September 01, 2015
	—	—	4,700	—	September 01, 2012
	—	14,900	—	89.76	March 01,2016
	—	—	17,050	—	March 01, 2013

Juan Luis Kruger	—	10,000	—	124.09	October 15,2013
	—	—	10,000	—	October 15, 2010
	—	8,500	—	107.59	March 03,2013
	—	—	9,300	—	March 03, 2011
	—	8,500	—	103.99	June 02, 2014
	—	—	9,300	—	June 02, 2011
	—	9,950	—	109.66	March 02, 2015
	—	—	10,200	—	March 02, 2012
	—	3,600	—	99.87	September 01, 2015
	—	—	4,800	—	September 01, 2012
	—	22,350	—	89.76	March 01, 2016
	—	—	25,575	—	March 01, 2013

Richard Weston	—	10,840	—	101.48	June 01, 2016
	—	—	12,460	—	June 01, 2013

	407,000	826,157	963,498

Notes:

(1)	Certain expiration dates have been extended under the rules of the Schemes and Plans to cater for a special closed period during which certain officers and directors were not permitted to deal in their options during fiscal 2010 and 2011.

(2)	Deceased in the financial year.

(3)	Resigned from Gold Fields effective 30 June 2010.

(4)	Former non-executive directors of Gold Fields.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of September 30, 2010:

Holder	Ordinary shares	Percentage
Alan J. Wright(1)	167,377	0.02%
Nicholas J. Holland	2,788	0.00%
John G. Hopwood(2)	15,000	0.00%
Rupert L. Pennant-Rea(3)	3,202	0.00%
Chris I. von Christierson(4)	3,000	0.00%
Vishnu P. Pillay	1,946	0.00%
Total Directors (5 persons)(5)	191,367	0.03%
Total Non-Director Executive Officers (1 persons)	1,946	0.00%

Total Directors and Executive Officers (6 persons)	193,313	0.03%

Notes:

(1)	A.J Wright retired from the Board at the AGM on November 2, 2010.

(2)	J.G Hopwood passed away on March 19, 2010, shares held through his estate.

(3)	R.L Pennant-Rea acquired 2,114 additional ordinary shares on November 17, 2010.

(4)	C.I von Christierson acquired 2,700 additional ordinary shares on November 24, 2010.

(5)	Donald M.J. Ncube acquired 2,115 ordinary shares on November 25, 2010.

The Gold Fields Limited 2005 Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, are compensated.

The 2005 Plan provides for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS are settled three years after being awarded and the SARS vest three years after being allocated, with a further three years before expiration. The size of the annual award or allocation is dependent on the performance of the participant at the time of the award or allocation, which is usually in March. As of September 30, 2010, Gold Fields had 5,336,769 SARS and 7,839,346 PVRS outstanding under The 2005 Plan.

All PVRS allocations made from March 1, 2006 to March 1, 2008 were conditionally awarded to participants. Based on the rules of The 2005 Plan, the actual number of PVRS which would be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of five other major gold mining companies (referred to as the peer group and made up of AngloGold Ashanti; Barrick, Goldcorp, Harmony and Newmont) based on the relative change in the Gold Fields share price compared to the basket of the respective U.S. dollar share prices of the peer group. For PVRS awards to be settled to executives, company performance criteria is required to be met. Effective June 1, 2008, the rules were modified so that two performance measures apply. The target performance criterion has been set at 85% of the company’s expected gold production over the three-year measurement period as set out in the Business Plans of the company approved by the Board. In the event that the target performance criterion is met, the full initial target award shall be settled on the settlement date. In addition, the Remuneration Committee has determined that the number of PVRS to be settled may be increased by up to 300% of the number of the initial target number of PVRS conditionally awarded, depending on the performance of the company relative to the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of the respective U.S. dollar share prices of the peer group. The above amendments were effected under the ambit of the existing rules as previously approved by the shareholders in the annual general meeting.

The GF Management Incentive Scheme

Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 1,122,858 ordinary shares were outstanding under The GF Management Incentive Scheme as of September 30, 2010, of which options to purchase 207,434 ordinary shares at a weighted average price of Rand 91.51 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 46.23 and Rand 154.65 per ordinary share and they expire between October 25, 2010 and March 3, 2014. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

The first allocations under The 2005 Plan were made in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date.

A total of 5% of the Company’s issued ordinary share capital, being 35,299,563 shares as of June 30, 2010, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

Donald Ncube acts as a trustee to the Scheme. Alan J. Wright resigned as a trustee to the Scheme on November 2, 2010 and it is anticipated that he will be replaced by Mamphela A. Ramphale.

The Gold Fields Limited 2005 Non-Executive Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Non-Executive Share Plan, or The 2005 Non-Executive Plan. Participants in The 2005 Non-Executive Plan were non-executive directors of Gold Fields who are not members of the Non-Executive Directors Remuneration Committee, which is a committee comprising the Chief Executive Officer and two representatives of shareholders of Gold Fields nominated by the Chief Executive Officer under The GF Non-Executive Director Share Plan. The Plan provided for the release of restricted shares awarded to the non-executive directors three years after the date of the award, provided that the non-executive director was not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration was payable for the grant of an award of restricted shares. Awards in respect of 47,300 shares were authorized at Gold Fields’ annual general meeting on November 4, 2009.

On November 2, 2010, the shareholders voted to discontinue the 2005 Non-Executive Plan. This was to achieve full compliance with the rules of the JSE Listings Requirements, which state that from April 1, 2010, any director who participates in a share incentive/option scheme will not be regarded as independent. The JSE has ruled that section 3.84(f)(iii) of the Listings Requirements, as amended, will not be applied retrospectively. The restricted shares awarded to the non-executive directors before the amended JSE Listings Requirements became effective on April 1, 2010 will thus remain valid and the non-executive directors will be considered independent until the restricted shares have settled. The last restricted shares awarded to the non-executive directors under The Gold Fields Limited 2005 Non-executive Share Plan were approved at the annual general meeting held on November 4, 2009 and they will settle on, November 4, 2012. Due to the number of special prohibited periods which the company may be subject to, the vesting period of the restricted shares awarded under The Gold Fields Limited 2005 Non-executive Share Plan may be extended beyond November 4, 2012 so as to not prejudice the individuals affected. The Gold Fields Limited 2005 Non-executive Share Plan will be terminated after all restricted shares awarded before 1 April 2010 to non-executive directors have settled and been traded.

The GF Non-Executive Director Share Plan

Prior to the approval of The 2005 Non-Executive Plan, share options were available to non-executive directors selected by the Non-Executive Directors Remuneration Committee. No member of the Non-Executive Directors Remuneration Committee could be a participant in The GF Non-Executive Director Share Plan. The GF Non-Executive Director Share Plan was adopted at the annual general meeting of shareholders on October 31, 2001. The exercise price of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Non-Executive Directors Remuneration Committee resolves to grant the option.

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

Options to purchase a total of 81,700 ordinary shares were held by the non-executive directors of Gold Fields under the plan as of September 30, 2010. The exercise prices of all outstanding options granted under this plan range between Rand 68.59 and Rand 110.03 per ordinary share, and they expire between August 17, 2010 and February 12, 2011.

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

Executive Directors’ Terms of Employment

Nicholas J. Holland (Executive Director and Chief Executive Officer) is party to three employment agreements: one with Gold Fields Ghana Holdings (BVI) Limited, or Gold Fields Ghana Holdings, one with Gold Fields Orogen Holdings (BVI) Limited, or Orogen, and one with Gold Fields Group Services (Pty) Ltd, or GFGS. Paul A. Schmidt (Executive Director and Chief Financial Officer) is party to three employment contracts: one with Gold Fields Ghana Holdings, one with Orogen, and one with GFGS. The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below.

The annual gross remuneration package, or GRP, payable to each of Mr. Holland and Mr. Schmidt for fiscal 2010 was determined by the Remuneration Committee and is as follows:

• Nicholas J. Holland	R5,192,500 plus U.S.$275,800

• Paul A. Schmidt	R1,904,893 plus U.S.$45,098(1)

Note:

(1)	This figure represents the remuneration determined for the portion of fiscal 2010 in which Mr. Schmidt was an Executive Director.

The split between the contracts for these amounts payable to the executive directors is determined on the basis of the amount of time spent by that executive director in respect of each contract.

The GFGS Contracts

Under the GFGS Contracts, the employment of an executive director will continue until terminated upon (i) 24 or 12 months’ notice by either party for the Chief Executive Officer and Chief Financial Officer, respectively or (ii) retirement of the relevant executive director (currently provided for at age 60 in the contract). Gold Fields can also terminate the executive director’s employment summarily for any reason recognized by law as justifying summary termination.

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

The amount and manner of any bonus payment is determined by the Remuneration Committee of the Board. See “—Board of Directors Committees”. The annual bonus is set at a target of 50% of the value of the GRP, assuming fulfillment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 50% of the GRP, if targets are exceeded.

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

Non-executive Director Fees

Gold Fields has no service contracts with its non-executive directors. Effective January 1, 2010, a flat fee was approved for all non-executive directors, which represented a 12% increase on the fees approved and shares awarded at the prior annual general meeting. Under this flat fee arrangement, the retainer fee for the Board is as follows: the Chairman of the Board receives an annual fee of R1,325,000; the Chairman of the Audit Committee receives an annual fee of R195,000; the Chairmen of the Capital Projects Control and Review Committee, the Nominating and Governance Committee, the Remuneration Committee and the Safety, Health and Sustainable Development Committee receive an annual fee of R150,000, respectively; each member of the Board (excluding the Chairman of the Board) receives an annual fee of R275,000; each member of the Audit Committee receives an annual fee of R120,000; each member of the Capital Projects Control and Review Committee, the Nominating and Governance Committee, the Remuneration Committee and the Safety, Health and Sustainable Development Committee receives an annual fee of R95,000, respectively. Each director that travels internationally to attend meetings receives $5,400 per international trip required. Effective January 1, 2011, a flat fee will be paid to all non-executive directors, which represented a 9% increase for the Chairperson of the Board and a 5% increase to the members of the Board on the fees approved at the prior annual general meeting. In addition to the directors’ fees, the non-executive directors’ were awarded restricted shares with a three year settlement period, however, the practice of remunerating directors through the awarding of the restricted shares was discontinued with effect from November 2, 2010 and the shortfall arising from the ensuing loss in value will be paid in cash to ensure competitive fees paid by the market.Under the new fee structure, the retainer fee for the Board is as follows: the Chairman of the Board receives an annual fee of R2,100,000; the Chairman of the Audit Committee receives an annual fee of R205,000; the Chairmen of the Capital Projects Control and Review Committee, the Nominating and Governance Committee, the Remuneration Committee and the Safety, Health and Sustainable Development Committee receive an annual fee of R158,000, respectively; each member of the Board (excluding the Chairman of the Board) receives an annual fee of R708,000; each member of the Audit Committee receives an annual fee of R126,000; each member of the Capital Projects Control and Review Committee, the Nominating and Governance Committee, the Remuneration Committee and the Safety, Health and Sustainable Development Committee receives an annual fee of R100,000, respectively. The non-executive directors travel allowance of $5,400 per international trip has been discontinued with effect from January 1, 2011.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of June 30,(1)
	2008		2009		2010
South Africa
Driefontein	18,800	(2)	19,200	(2)	19,700	(2)
Kloof	16,400	(2)	17,200	(2)	16,700	(2)
Beatrix	12,700	(2)	11,700	(2)	11,800	(2)
South Deep	6,200	(2)	4,700	(2)	6,700	(2)
Ghana
Tarkwa	4,700	(2)	3,900	(2)	4,500	(2)
Damang	1,600	(2)	1,600	(2)	1,500	(2)
Australia
St. Ives	1,200	(3)	950	(3)	1,100	(3)
Agnew	500	(3)	340	(3)	260	(3)
Peru
Cerro Corona	3,900	(2)	2,000	(2)(4)	1,800	(2)(4)
Corporate	200	(2)	100	(2)	100

Total	66,200		65,800		65,200	(5)

Notes:

(1)	This table provides the number of employees at each operation based on each employee’s cost center. Therefore, the numbers in this table may not be comparable to those in the Company’s 2010 Annual Report.

(2)	Rounded to the nearest hundred.

(3)	Rounded to the nearest ten.

(4)	Includes employees and employees of outside contractors involved in the construction of the Cerro Corona tailings dam.

(5)	As of June 30, 2010, approximately 39,000 of these employees were laborers and semi-skilled employees.

Labor Relations

South Africa

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, picket and participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory severance pay in the event of termination of employment for operational reasons;

•	reduce and limit the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

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

Approximately 83.4% of the labor force at Gold Fields’ South African operations is unionized, with the major portion of its South African workforce being members of the National Union of Mineworkers, or the NUM, the other two recognized unions being UASA and Solidarity. As a result of its highly unionized labor force in South Africa and the fact that labor costs constitute approximately 51% of production costs, Gold Fields has attempted to balance union demands with the need to contain and reduce total cash costs in order to ensure the long-term viability of its operations.

In December 2008, an employee relations summit was held between senior management and representatives from the three recognized unions in order to improve external stakeholder engagement and to create a collaborative working relationship with organized labor. The current discussion agenda is safe production management and productivity improvement initiatives. Gold Fields’ South African operations suffered several government-imposed mine closures during fiscal 2010 as a result of safety-related incidents. During fiscal 2010, Gold Fields engaged the DMR on the protocols applied to safety-related mine closures and a new set of protocols was formulated.

Gold Fields South African Operations has offered an Employee Share Option Plan to non-management employees as part of meeting the Mining Charter requirements. The plan, which places an effective 10.75% stake in GFIMSA in the hands of employees, was approved by shareholders at the General Meeting. See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.

Wage Agreements

2009 – 2011 Agreement

Wage increases and changes to terms and conditions of employment are negotiated with the unions every two years, and on July 28, 2009, Gold Fields reached a two-year wage agreement, or the 2009 wage agreement, with the United Association of South Africa, or UASA, Solidarity Trade Union, or Solidarity, and the NUM. This agreement provided for wage increases marginally above inflation, where the majority of employees received increases between 9% and 10.5%, depending upon the category of employee, implemented with effect from July 1, 2009. A further increase of CPI plus 1% has been implemented with effect from July 1, 2010 for all employee categories except management (whose increases are effective on January 1st of each year).

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

In total, labor costs in South Africa (excluding South Deep) in fiscal 2010 increased approximately 14%, mainly due to an increase in higher graded headcount, increased overtime worked and increased incentive payments. At South Deep, labor costs decreased due to the implementation of mechanized mining and the ending of VCR mining.

In addition, the South African mining unions have from time to time indicated they may participate in occasional single day industrial action to protest a variety of issues such as changes to labor laws and food and fuel prices. For example, a one-day national strike in March 2010 was threatened (but not executed) in support of banning the use of labor brokers. In addition, in November 2009, the NUM threatened a strike in support of discontinuing physical tests of applicants for employment and rehabilitated employees, which are carried out to ascertain whether the individuals are able to undertake physical work in a mining environment and which are required under the Mine Health and Safety Act. The NUM and management have since established a joint team in order to find an alternative assessment tool. On November 12, 2010, the local branch of the National Union of Mineworkers declared a protected strike which ended on November 22, 2010. See “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Kloof Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Beatrix Operation—Mining” and “Information on the Company—Gold Fields’ Mining Operations—South Deep Operation—Mining”.

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

The Labor Act also governs the terms of employment of supervisors and specialist technical staff, or Officials. Under the Labor Act, employees considered to be in “policy-making” positions are prohibited from joining unions. As a result, Officials and supervisors who are not in “policy-making” positions could be eligible to join unions which would then negotiate terms of employment on their behalf. Pursuant to this, in fiscal 2007, Gold Fields’ Officials association, which previously constituted a non-bargaining consultative unit representing senior staff, joined the GMWU. In turn, the GMWU obtained a bargaining certificate on May 24, 2007 to negotiate on the association’s behalf, thus leading to the formation of the Professional and Managerial Staff Union, or PMSU. Following the formation of the PMSU and the election of its executives, Gold Fields’ management was obligated to negotiate conditions for the Officials with the GMWU. In August 2007, the PMSU accepted and signed a wage increase and gain share agreement with the same terms as the agreement signed by GMWU and Gold Fields on August 23, 2007, as described above. On August 21, 2008, the collective bargaining agreement governing the conditions of service of the Officials was agreed.

Negotiations commenced on June 15, 2009 to settle the 2009 annual general increase for the staff and Officials, the renewal of the collective bargaining agreement for the staff employees and the potential continuation of the gain-sharing arrangement. These negotiations ended in a “deadlock” and the National Labor Commission, or NLC, referred the parties to voluntary arbitration. The voluntary arbitration process commenced on November 2, 2009. On November 26, 2009, a 13.5% increase following 2009 negotiations on the basic rate of pay for 2009 was awarded. All other conditions of service remained the same. The GMWU challenged the Company’s implementation of the award which included all benefits and allowances in calculating the increase, and referred the question to the NLC for determination. However, the NLC agreed with the Company’s view that the award had already been made and could not be revisited.

The gain-sharing arrangement was continued in fiscal 2010 and negotiations commenced on July 8, 2010 to settle the 2010 annual general increase for the staff and Officials and the renewal of the collective bargaining agreement for the staff employees. On October 7, 2010, Gold Fields concluded wage negotiations for 2010 and signed a three year wage deal with the GMWU to increase minimum wages with 10% per year for 2010, 2011 and 2012, as well as adjustments to other benefits such as housing, schooling and funeral allowances.

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

New regulations regarding the contracting of outsourcing services have been recently enacted in the private labor system. Under the new regulations, mining companies that decide to hire outsourcing companies for the execution of specialized services involving the assignment of personnel will have the assigned personnel added to their payrolls and be jointly liable with the outsourcing companies for the payment of labor benefits and social security obligations of the assigned personnel. The liability is enforceable against the mining company up to a term of one year after the personnel have concluded its assignment.

The employees at Cerro Corona are not unionized and currently have no collective bargaining agreement. However, Peruvian labor regulations provide that a collective negotiation process may be commenced by a union or by workers’ representatives elected by the majority thereof. Beyond these collective bargaining rights, there are various labor regulations which, among other things:

•	entitle workers to strike in certain prescribed circumstances and manners;

•	prescribe maximum ordinary hours of work and minimum vacation time;

•	prescribe overtime pay, which can include the provision of rest days;

•	prescribe minimum wages, bonuses, profit-sharing and compensation for the employee’s period of service to the company;

•	require mine owners to transport workers between remote mine sites and population centers; and

•	provide for mediation or arbitration in certain collective bargaining negotiations.

Though not required by law, Gold Fields provides to certain management staff a flat amount to cover housing and utility expenses in the city of Cajamarca in accordance with Gold Fields’ internal policy.

Also, Gold Fields provides to its workers, as a working condition, free transportation between the mine site and the city of Cajamarca.

In January 2010, the new Law of Labor Procedure, establishing the procedural rules for labor-related claims, was enacted to reduce the emphasis on documentary filings, as compared to hearings, and reduce the time involved in resolving labor claims. The law became effective on July 15, 2010, but will be implemented progressively throughout Peru in accordance with an approved schedule.

In addition, in calendar 2010, the Peruvian Labor Authority set up new labor inspection programs aimed at identifying, sanctioning and correcting irregular labor practices. These programs are part of the administrative measures promoted by the Ministry of Labor to ensure compliance with labor laws.

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

Gold Fields provides 50% of the contributions (premiums) under a medical plan, or the Gold Fields Plan, for certain former employees in South Africa. As of June 30, 2010, approximately 560 former employees were still covered under this plan.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability, or the South Deep Plan. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed and is payable until the arrangement terminates on December 31, 2011. At June 30, 2010, there were 199 former South Deep employees that were subject to this employer contribution.

In fiscal 2010, $9.4 million was debited to earnings under both the Gold Fields and South Deep Plans described above. No additional amount is attributable to the inheritance of the South Deep Plan.

Bonus Schemes

Gold Fields has extensive bonus schemes for workers at all levels. The focus of Gold Fields’ bonus schemes is based on specific production and safety targets as the primary drivers, with quality factors being secondary drivers at management levels.

Employment Equity

Under the South African Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination; and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Act, Gold Fields has a formal employment equity plan, which has been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five-year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. Employment equity progress was hindered by labor restructuring and economic challenges to operations in fiscal 2010. However, management believes that Gold Fields is currently making adequate progress toward the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields spent approximately R249 million on employee training and development at its South African operations in fiscal 2010 and U.S.$2 million at its Ghanaian, Australian, Peruvian and Exploration operations.

During fiscal 2010, most Gold Fields employees in South Africa, West Africa, South America and Australasia participated in one or more of the numerous training and development programs offered. Approximately 35,400 employees and 17,400 contractor employees went through the induction and skills review training program. Approximately 7,800 employees participated in team-based health and safety training, and approximately 2,900 employees and 1,000 local community members attended adult literacy programs. In addition, approximately 900 employees were given portable skills training, in order to support personal growth and empower employees with technical skills that can be used outside the mining industry.

In the area of higher education and development, Gold Fields has launched a Foundational Learning Competency program, which is aimed at enhancing employees’ communications and mathematical literacy. In addition, approximately 2,000 employees underwent technical trade qualification programs in engineering domain in fiscal 2010 and approximately 400 received mining qualification training. Qualifications training and short skills-enhancement programs were also offered to approximately 500 technical service employees and 1,300 metallurgical employees.

For fiscal 2011, the direct employee training and development in human resources at the South African operations is expected to be R310 million. For fiscal 2011, Gold Fields estimates that the investment in human resources development at the Ghanaian, Australian and Peruvian operations and the Exploration division will be approximately $4 million.

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

In South Africa, Gold Fields has increased its enrollment of University Bursars and entry-level scholarships across the technical disciplines. The Gold Fields Business and Leadership Academy, or GFBLA, plays an active role to ensure appropriate development pathways are established and implemented for every employee who has been identified within the succession plan for Gold Fields.

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

GFBLA’s performance met expectations in fiscal 2010, including regarding its budgeted cost and revenue targets, and Gold Fields believes it is well positioned to improve performance in the future.

In April 2010, Gold Fields announced that it is investing R26 million in an effort to address skills shortages in the South African mining industry. The three-year sponsorship deal comprises investments in the mining engineering faculties at the University of Witwatersrand and the University of Johannesburg. The sponsorship aims to forge an alliance between Gold Fields and the universities to promote the study of mining engineering, a core skill required to sustain not only the company itself but the local mining industry as a collective.

Gold Fields continues to subscribe to initiatives concerning national critical skills formation, operating through various private sector collaborative initiatives such as the Gold Producer’s Committee’s “Collaborative Skills Development” initiative and the Technical Skills Business Partnership, or TSBP, which involves Arcelor- Mittal, SASOL, ESKOM, Transnet, Angloplats and Gold Fields.

All of Gold Fields’ employee training activities in South Africa take account of the human resources development requirements of the Mining Charter, and are fully described in the Social and Labor Plan submitted by Gold Fields to the Department of Minerals and Energy. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights”.

Gold Fields has initiated training and development programs internationally that are appropriate to the specific regions, commensurate with regional and site-specific objectives and constraints. A comprehensive leadership development program at Gold Fields’ operations has been developed to further the growth of high-potential individuals, including management, specialists, and other high performers. The program is already being implemented in South Africa and Ghana and is being customized for other regions as well. In the 12 month period ending June 30, 2011, Gold Fields expects to develop supervisory and management skills components and other initiatives to further this program. In fiscal 2010, health, safety and environmental training remained a focal point in order to comply with site-specific safety and environmental systems and support the Group’s core value that if it cannot mine safely, it will not mine.

Health and Safety

Health

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. HIV infection is the most significant non-occupational disease impacting the South African workforce. Exposure of HIV-positive individuals to silica dust can significantly increase the risk of contracting tuberculosis, compared with either situation alone. Gold Fields continues to introduce many initiatives to reduce exposure to silica dust at its underground operations. In addition, NIHL is the subject of numerous interventions, including hearing conservation programs, engineering controls to reduce exposure as close to the source as possible, training of exposed workers and the provision of hearing protection devices to exposed workers. Gold Fields has also embarked on significant initiatives to address HIV infection and AIDS among its workforce.

In Ghana, Australia and Peru, the primary health risks include dust and NIHL. Malaria is also a significant health risk in Ghana. To combat these risks, Gold Fields provides workers with appropriate protective equipment and regular training and screening tests.

Gold Fields provides free healthcare to a substantial portion of its South African, Peruvian and Ghanaian employees while they are employed by Gold Fields. This includes the operation of hospitals and/or clinics to provide treatment as needed. In addition, statutory medical surveillance of all employees at the South African operations is conducted by Gold Fields’ in-house health services. Workers in Australia are responsible for their own healthcare.

HIV/AIDS Program

On December 12, 2001, Gold Fields entered into an agreement with the principal labor unions representing its employees, under which Gold Fields and the unions agreed to implement various initiatives aimed at reducing the spread of HIV/AIDS among Gold Fields’ workforce and providing for the treatment and care of employees who are HIV positive or suffering from AIDS. In April 2003, the Gold Fields HIV/AIDS program was recognized as one of the nine best programs in the world by the Global Business Coalition Against AIDS and treatment protocols continue to be updated on a regular basis.

Currently, management estimates that approximately 18% of Gold Fields’ workforce in South Africa is infected with HIV. Gold Fields believes that its South African workforce has a similar level of HIV prevalence to that present in the same demographic groups in South Africa generally. Accordingly, Gold Fields has developed and implemented a significant HIV/AIDS program with the goals of reducing the rate of HIV infection among its workforce and minimizing the potential financial impact of AIDS on its operations. This program involves a multi-faceted approach, including the following components:

•	HIV/AIDS awareness campaigns;

•	peer education and training, involving more than 800 peer educators;

•	voluntary counseling and testing;

•	condom promotion and distribution, with a stated goal of three condoms per employee per week;

•

treatment of sexually transmitted diseases, including treatment of infected sex workers and “periodic presumptive therapy” which involves giving a broad spectrum of antibiotics to uninfected sex workers at high risk of contracting sexually transmitted diseases;

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

Safety

Operating mines, particularly underground mines, involves significant safety hazards. Gold Fields takes steps to address particular safety issues which are present at its operations. Specific safety issues are explained in further detail in connection with the description of each of Gold Fields’ operations. See “Information on the Company—Gold Fields’ Mining Operations—Driefontein Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Kloof Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Beatrix Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—South Deep Operation-Mining”, “Information on the Company—Gold Fields’ Mining Operations—Ghana Operations—Tarkwa—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Ghana Operations—Damang—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australia Operations—St. Ives—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australia Operations—Agnew—Mining” and “Information on the Company—Gold Fields; Mining Operations—Peru Operations—Cerro Corona—Mining”.

During fiscal 2010, Gold Fields faced a number of significant safety issues, including the deaths of 18 workers at its South African mines. The Company continually renews its commitment to safety. In fiscal 2009, it initiated the Gold Fields Safe Production Rules which are a standard set of rules for all employees intended to protect employees from serious harm, which were then rolled-out in fiscal 2010. See “Information on the Company—Strategy”.

Gold Fields’ Full Compliance Health and Safety Management System started as a health and safety initiative at the end of 2000. A group consisting of representatives of management, the DMR’s Mine Health and Safety inspectorate and South African trade unions developed the management system for Gold Fields. The Full Compliance Health and Safety Management System consists of health and safety management standards aimed at improving the safety performance of each mine. Every year the system is revisited taking into consideration recent fatal accidents, lessons learned from the investigations and the outcomes of the various safety audits that have been conducted. In addition, each of the South African operations has designed and implemented a safety training initiative tailored for its particular circumstances, and those initiatives are used for both initial and ongoing training. All employees are expected to be trained at least once a year.

In June 2008, Gold Fields engaged Du Pont International to assess the existing health and safety management systems at Gold Fields’ operations and benchmark them against international best practice in the areas of health and safety, policy formulation and implementation, strategy development and structure, monitoring, performance measurement, review processes, follow-up, and risk assessment. Current behaviors, attitudes, practices and procedures were analyzed and comparative analyses against industry best practices in health and safety were conducted for each operation. In response to these findings, a team was put together to develop and roll out the Safe Production Management strategy over the next two to three years to improve health and safety metrics across the GFIMSA operations. This approach was based on five strategic drivers: (i) Program for Safe Production System; (ii) Technical, Engineering and Mine Design; (iii) Change, Culture, Values and Beliefs; (iv) Organizational Structure Effectiveness and Efficiency; and (v) Performance and Leadership Excellence. In fiscal 2010, in order to further safety-improvement efforts, the strategy was re-focused on two key efforts: Compliance and Engineering out Risk.

The results of the Presidential audit conducted by the Department of Mineral Resources were made available in January 2009. Based on these results, the operations in South Africa have implemented action plans to ensure best practice. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

Gold Fields’ operations in Australia, Ghana and Peru are certified under OHSAS 18001, an occupational health and safety management specification system. Damang, Driefontein, Kloof and Beatrix received re-certification in fiscal 2009 and South Deep was recertified in fiscal 2010 for the upgraded 2007 version.

Gold Fields’ South African operations have subscribed to the milestones set for accidents, silicosis and NIHL issued by the Mine Health and Safety Council of South Africa, which is a legislative body set up under the Mine Health and Safety Act to advise the Minister of Mineral Resources on mine health and safety legislation. These milestones include (i) achieving safety performance levels equivalent to international standards for underground metalliferous mines by 2013, (ii) by December 2008, achieving respirable crystalline silica levels of below 0.1mg per cubic meter in 95% of individual exposure measurement results, (iii) after December 2013, there being no new cases of silicosis among individuals previously unexposed prior to 2008, (iv) after December 2008, eliminating hearing deterioration of more than 10% among occupationally exposed individuals and (v) by December 2013, reducing the noise emitted by equipment to a level below 110dB(A) at any location in the workplace. As of June 30, 2010, Gold Fields measured respirable crystalline silica levels of below 0.1mg per cubic meter in 96.3% of exposure measurement results and 96.1% of the 1,218 equipment measurements taken were below 110 dB(A). However, cases of NIHL and silicosis may still arise in the future, particularly due to the latency period after exposure. Gold Fields has also set internal targets, which are more stringent than these milestones. Action plans to achieve the milestones have been developed and the Vice President and Head of South African operations reports to the Board’s Safety, Health and Sustainable Development Committee on a quarterly basis. Cartoon booklets that assist in communicating health, safety and hygiene hazards are being rolled out to all South African operations. Workshops have been implemented to monitor progress on current initiatives and identify cost-effective action plans for future implementation.

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

As of September 30, 2010, the issued share capital of Gold Fields consisted of 706,236,170 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of September 30, 2010 is set forth below.

Beneficial owner	Ordinary shares	Percentage

Tradewinds Global Investors LLC	44,824,258	6.35%
Investec Asset Management	41,078,330	5.82%
First Eagle Investment Management LLC	40,111,869	5.68%

To the knowledge of management, none of the above shareholders holds voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership
	As of June 30,				As of September 30, 2010
	2008		2009	2010
	(%)
Beneficial owner
Tradewinds Global Investors	7.2	(2)	5.51	6.54	6.35
Investec Asset Management	—		—	5.91	5.82
First Eagle Investment Management LLC	—		—	5.82	5.68
Mvelaphanda Gold (Pty) Limited(1)	—		5.66	4.56	4.56
Public Investment Corporation of South Africa(4)	4.8		5.01	4.49	4.44
BlackRock Investment Management (UK) Limited(3)	7.0		4.42	3.94	3.78
Capital World Investors (formerly known as Capital Research and Management)(5)	4.2		3.90	3.89	3.61

Notes:

(1)	For further information on the Mvelaphanda Gold (Pty) Limited shareholding, see “—Related Party Transactions—Mvelaphanda”.

(2)	To the knowledge of Gold Fields’ management, the entities did not own Gold Fields’ ordinary shares on the dates specified.

(3)	BlackRock Investment Management, previously known as Merrill Lynch Investment Management, was established in October 2006 with the merger of Merrill Lynch’s asset management business and BlackRock’s asset management business.

(4)	Public Investment Commissioner holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers, Old Mutual Asset Managers, Future Growth and RMB Asset Management.

(5)	Capital Research and Management holds its shares through JPMorgan Chase Bank and State Street Bank & Trust Company.

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

On March 8, 2004, shareholders of both Gold Fields and Mvela Resources voted decisively in favor of all shareholder resolutions necessary to implement a transaction in terms of which Mvela Gold, a wholly-owned subsidiary of Mvela Resources, would acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields, including the Beatrix, Driefontein and Kloof mines for a cash consideration of R4,139 million. All conditions precedent to the transaction were fulfilled following the completion by Mvela Resources of a domestic and international private placement on March 15, 2004.

Mvela Gold and Gold Fields had the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that would have been issued by Gold Fields following the exercise of this right of exchange was 45 million and 55 million respectively.

Following completion of the private placement, Mvela Gold advanced a loan of R4,139 million, or the Mvela Loan, to GFIMSA, a wholly owned subsidiary of Gold Fields, on March 17, 2004. This loan was financed by way of commercial bank debt of approximately R1,349 million, mezzanine finance of R1,100 million (which includes R200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately R1,690 million was raised by a Mvela Resources private placement (which included R100 million of equity in Mvela Resources subscribed for by Gold Fields). At the end of five years, the Mvela Loan was to be repaid and Mvela Gold was to subscribe for 15% of the share capital of GFIMSA.

The proceeds of the Mvela Loan were applied towards settling R4.1 billion of the R4.7 billion payable by GFIMSA to Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganization pursuant to which GFIMSA acquired the gold mining assets of these companies as well as ancillary assets.

In terms of the transaction, and in furthering Gold Fields’ empowerment objectives, Mvela Gold had appointed two nominees out of a maximum of seven to the GFIMSA board, and had appointed two members to each of GFIMSA’s Operations Committee and Transformation Committee, which latter committee was established to monitor compliance with the Mining Charter and other transformation objectives.

On March 17, 2008, Gold Fields and Mvela Gold decided that Mvela Gold would receive a fixed 50 million Gold Fields shares if and when Mvela Gold’s future stake of 15% in GFIMSA was exchanged at the instance of either Gold Fields or Mvela Gold, for shares in Gold Fields.

On March 17, 2009, in terms of the R4.1 billion BEE transaction approved by shareholders of Gold Fields on March 8, 2004, Mvela Resources took receipt, through its wholly-owned subsidiary Mvela Gold, of its 15% shareholding in GFIMSA. Immediately upon receipt of the GFIMSA shares, Mvela Gold exercised its right to use the GFIMSA shares to subscribe for 50 million new ordinary shares in Gold Fields. Gold Fields issued

50 million new ordinary Gold Fields shares to Mvela Gold for the GFIMSA shares. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields and Gold Fields again owns 100% of GFIMSA. Since March 17, 2009, Mvela Gold has sold approximately 27.8 million of these Gold Fields shares representing approximately 3.9% of the listed shares of Gold Fields.

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

New Africa Mining Fund

John Hopwood, a former non-executive director of Gold Fields, was a trustee of the New Africa Mining Fund and chairman of the New Africa Mining Fund Investment Committee. Gold Fields was instrumental in the formation of the New Africa Mining Fund and, as at June 30, 2010, had contributed a net amount of R31.6 million. The fund has as its objectives the promotion of BEE and the transformation of the South African mining industry by facilitating junior mining projects. The original commitment period of six years, under which Gold Fields provided a commitment to fund R50.0 million in total, expired on February 28, 2009. No new investments are permitted but follow-on investments of up to $7.4 million are allowed, the Gold Fields portion of which is estimated at approximately $0.7 million. However, the New Africa Mining Fund has indicated that it has no intention to make follow-on investments. See “Operating and Financial Review and Prospects—Contractual obligations and commitments as at June 30, 2010”.

Absa Credit Facilities

Gill Marcus, a non-executive director of Gold Fields who retired from the Board on July 20, 2009, was the chairman of Absa Group Limited and Absa Bank Limited until July 2009. On May 15, 2009, a R1 billion 364-day revolving credit facility with Absa Capital, a division of Absa Bank Limited, expired. On November 10, 2009, a R500 million 364-day revolving credit facility with Absa Capital also expired. Gold Fields has also established a Domestic Medium Term Note Program, or the DMTN Program, on April 6, 2009 with Absa Capital as the arranger, dealer and sponsoring member of the DMTN Program. Absa Capital has also been appointed as transfer, paying and calculation agent under the DMTN Program. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources”.

Uncle Harry’s Area

Cheryl A. Carolus, a non-executive director of Gold Fields, is a party to the agreement described below in her individual capacity and also in her capacity as a founding shareholder of Peotona Gold Holdings, a 33% shareholder of Peotona Gold (Proprietary) Limited, or Peotona Gold.

On April 21, 2009, Gold Field Operations Limited, or GFO, GFI Joint Venture Holdings (Proprietary) Limited, Peotona Gold (Proprietary) Limited, Western Areas Prospecting (Proprietary) Limited, a company 74% owned by GFO and 26% owned by Peotona Gold, or WAP, and others entered into an agreement under which WAP relinquishes and abandons exploration rights on ground contiguous to the South Deep mine (commonly known as “Uncle Harry’s Area”) in favor of the South Deep Joint Venture. During May 2010, the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix Gold Mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new order mining rights.

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

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended June 30,
	2005		2006		2007		2008		2009		2010(1)		2011
	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)
Prior year’s final dividend	0.06	0.40	0.06	0.40	0.15	1.10	0.13	0.95	0.16	1.20	0.10	0.80	0.10	0.70
Interim dividend	0.05	0.30	0.07	0.40	0.13	0.90	0.09	0.65	0.03	0.30	0.07	0.50	—	—

Total dividend	0.11	0.70	0.13	0.80	0.28	2.00	0.22	1.60	0.19	1.50	0.17	1.30	0.10	0.70

Note:

(1)	A final dividend was announced on August 5, 2010 and paid on August 30, 2010.

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

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is JSE Limited, or the JSE, on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of June 30, 2010, 15,084 record holders of Gold Fields’ ordinary shares, holding an aggregate of 172,735,919 ordinary shares (24.5%), were listed as having addresses in South Africa. As of June 30, 2010, 152 record holders of Gold Fields’ ordinary shares, holding an aggregate of 424,159,542 ordinary shares (60.1%), were listed as having addresses in the United States.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge (Proprietary) Limited, or I-Net Bridge, a South African financial information service:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Year ended June 30,	High	Low
	(Rand per ordinary share)
2006	162.00	69.01	2,067,115
2007	173.80	109.40	2,580,019
2008	135.00	87.01	2,900,832
2009	123.50	54.00	3,011,023
2010	114.74	83.30	2,678,274
through November 26, 2010	123.56	94.90	2,190,292

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Quarter ended	High	Low
	(Rand per ordinary share)
September 30, 2008	102.00	58.10	2,934,183
December 31, 2008	96.35	54.00	3,110,786
March 31, 2009	123.50	77.37	3,244,318
June 30, 2009	111.90	88.35	2,892,541
September 30, 2009	109.50	89.99	3,065,713
December 31, 2009	114.74	96.50	2,623,351
March 31, 2010	101.70	83.30	2,640,431
June 30, 2010	108.31	92.90	2,386,598
September 30, 2010	111.99	94.90	2,350,999

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Month ended	High	Low
	(Rand per ordinary share)
May 31, 2010	107.74	96.99	2,933,040
June, 30 2010	108.31	102.50	2,089,411
July 31, 2010	101.50	94.90	2,099,723
August 31, 2010	106.00	98.00	2,165,284
September 30, 2010	111.99	103.99	2,799,957
October 31, 2010	110.45	105.00	2,066,159

On November 26, 2010, the closing price of the ordinary shares on the JSE was R116.52.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on The New York Stock Exchange for the last five fiscal years.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Year ended June 30,	High	Low
	($ per ADS)
2006	26.33	10.69	2,289,061
2007	24.10	15.63	3,141,519
2008	19.13	10.88	6,368,692
2009	13.72	4.90	7,635,974
2010	15.82	10.99	5,907,096
through November 26, 2010	17.98	12.50	4,006,684

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Quarter ended	High	Low
	($ per ADS)
September 30, 2008	13.15	7.16	7,774,018
December 31, 2008	10.08	4.90	7,617,060
March 31, 2009	12.47	7.94	9,485,419
June 30, 2009	13.72	10.09	5,724,221
September 30, 2009	14.76	10.99	5,073,456
December 31, 2009	15.82	12.69	6,639,145
March 31, 2010	13.89	11.08	6,048,924
June 30, 2010	14.15	12.55	5,872,975
September 30, 2010	15.34	12.50	4,020,429

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs
Month ended	High	Low
	($ per ADS)
May 31, 2010	13.88	12.58	7,928,087
June 30, 2010	14.15	13.18	4,429,220
July 31, 2010	13.53	12.50	3,566,559
August 31, 2010	14.39	13.44	3,774,686
September 30, 2010	15.34	14.19	4,731,743
October 31, 2010	16.16	15.03	3,793,709

On November 26, 2010, the closing price of Gold Fields’ ADSs quoted on The New York Stock Exchange was $16.46.

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

The market capitalization of companies listed on the JSE was approximately Rand 5.635 trillion as of June 30, 2010. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 53.60% for the year ended June 30, 2010. Trading is concentrated in a small, but growing, number of companies. As of September 30, 2010, there were 407 listed companies on the JSE.

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

ITEM 10: ADDITIONAL INFORMATION

General

Gold Fields is a public company registered in South Africa under the Companies Act No. 61 of 1973, or the Companies Act, which limits the liability of its shareholders, and is governed by its Memorandum of Association and Articles of Association and the provisions of the Companies Act. Gold Fields’ registration number is 1968/004880/06. Section 3 of Gold Fields’ Memorandum of Association provides that its objectives are, among other things: (1) to purchase, lease or otherwise acquire mines, mineral and other properties, lands, farms and hereditaments, (2) to buy, sell, refine and deal in bullion, specie, coin and precious metals and (3) to carry on any mining and metallurgical operation which may seem conducive to any of Gold Fields’ objectives. On April 8, 2009, South Africa passed the Companies Act No. 71 of 2008. However, as of the date of this report, it has not yet come into force.

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

Annual general meetings and meetings calling for the passage of a special resolution require 21 clear days’ notice in writing of the place, day and time of the meeting to shareholders. Any other general meeting of Gold Fields shareholders requires at least 14 clear days’ notice in writing to shareholders.

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

Annual Report and Accounts

Gold Fields is required to keep the accounting records and books of accounts as are necessary to present the state of affairs of the company and to explain the financial position of the company as prescribed by the Companies Act. No shareholder (who is not a director of Gold Fields) has the right to inspect any account or book or document of Gold Fields, except as conferred by the Companies Act or authorized by the directors or by a resolution of Gold Fields in a general meeting.

The directors of Gold Fields will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the Listing Requirements of the JSE. Gold Fields will send by mail to the registered address of every shareholder a copy of the annual report and annual financial statements. Not later than three months after the first six months of its financial year, Gold Fields will mail to every shareholder an interim report for the previous six-month period.

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

Rights of Minority Shareholders and Directors’ Duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to noncontrolling shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. There may also be common law personal actions available to a shareholder of a company.

In South Africa, the common law imposes on directors duties to, among other things, act with care, skill and diligence and to conduct the company’s affairs honestly and in the best interests of the company.

Material Contracts

Mvelaphanda Transaction

See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction” and “Major Shareholders and Related Party Transactions—Related Party Transactions—Mvelaphanda”.

Additional Black Economic Empowerment Transactions

On August 5, 2010, Gold Fields announced a series of empowerment transactions to meet its 2014 Black Economic Empowerment equity ownership requirements. On November 2, 2010, the shareholders of Gold Fields approved these transactions at the General Meeting. On November 19, 2010, Gold Fields issued 13,525,394 shares to the Employee Share Option Scheme, or ESOP, housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions are expected to be concluded by the end of December 2010, subject to the satisfaction of certain suspensive conditions.

Transaction 1

Gold Fields has facilitated the establishment of an ESOP in respect of an effective 10.75% stake in GFIMSA. The ESOP will be housed and administered through the Thusano Share Trust. The holding in GFIMSA is equivalent to about 13.5 million unencumbered Gold Fields Limited shares with full voting rights, which will be issued to and held by the trust at par value of R0.50 which represents a 99.5% discount to the 30 days volume-weighted average price at July 30, 2010. This represents approximately 1.91% of the current Gold Fields shares in issue. On November 19, 2010, 13,525,394 shares were issued to ESOP, housed and administered by the Gold Fields Thusano Share Trust.

Transaction 2

The issue to a broad-based BEE consortium as described below, or BEECO, of about 600,000 Gold Fields Limited shares at par value of R0.50 which represents a 99.5% discount to the 30 days volume-weighted average price at July 30, 2010. This represents about 0.08% of the current Gold Fields shares in issue. These shares will carry no restrictions.

Transaction 3

BEECO will also subscribe for a 10% holding with full voting rights directly in South Deep with a phased in participation over 20 years. Transaction 3 is below the JSE transaction threshold of 5% and is not with related parties as defined as per the JSE Limited Listings Requirements and is therefore included for information purposes only. These deals are central to the company’s objective to make every current employee at the company an owner, while at the same time expanding opportunities for historically disadvantaged persons to benefit from the exploitation of the country’s mineral resources by promoting broad-based ownership, employment, and the advancement of social and economic welfare generally. The transactions are subject to certain suspensive conditions, including shareholder approval for Transactions 1 and 2. The detailed pro-forma effect of Transactions 1 and 2 were outlined in a Stock Exchange News Services statement on August 5, 2010.

Details of the ESOP scheme

•	About 47,100 GFIMSA employees in the Paterson Grade A to C categories will be granted approximately 13.5 million unencumbered new Gold Fields shares through the Thusano Trust.

•	About 12.6 million of the shares will be allocated to HDSA employees, an effective 10% stake in GFIMSA.

•	The approximate 13.5 million Gold Fields shares in the ESOP scheme will be held by the Gold Fields Thusano Share Trust for 15 years.

•	The Thusano Trust will have 14 trustees comprising ten trade union representatives, two Gold Fields trustees and two independent trustees, of whom one will be the chairperson.

•	The Thusano Trust will exercise full voting rights on behalf of the employees.

•	The share allocation to employees will be based on an employee’s length of service with Gold Fields, ranging from 100 shares for one year service to 480 shares for 20 years service.

•

The shares are allocated free of charge but have to be held for 15 years. The employees will receive dividend payments during those 15 years. Based on historical dividend yields the dividend payments will total about R20 million a year.

Details of the BEE Consortium

The newly formed BEECO will comprise:

•

a Broad-Based Education Trust, to facilitate and promote education, youth and skills development for the mining industry. The majority of the Trustees will be independent and the Trust will hold a 54% beneficial interest in BEECO;

•	a selected number of black business and community leaders, who will not be related parties as defined by the JSE Listings Requirements and will hold a combined 36% beneficial interest in BEECO; and

•	a Broad-Based Community Trust. The majority of the Trustees will be independent and the Trust will hold a 10% beneficial interest in BEECO;

The acquisition of the BEECO’s 10% stake in South Deep will be facilitated through a unique vendor financed phased participation scheme that will see the shareholding acquired at no cost to the BEECO.

The BEECO will hold 10% of South Deep in the form of B-class Shares with full ownership and voting rights. As holders of the B-class Shares the BEECO will be entitled to a cumulative preferential dividend of R20 million per annum for the first 10 years, R13.3 million per annum for the next five years and R6.7 million for the next five years (R2.00 per B-class Share) payable out of profits of South Deep. After 20 years the preferential dividend ceases.

The B-class Shares’ right to participate in other distributions over and above the preferred dividend will initially be suspended. The suspension will be lifted on a phased-in basis, resulting in the B-class Shares having the same rights as the A-class Shares, as follows:

•	After 10 years, in respect of one-third of the B-class Shares;

•	After 15 years, in respect of another one-third of the B-class Shares; and

•	After 20 years, in respect of the remaining one-third of the B-class Shares.

The BEECO must retain ownership of South Deep for 30 years which is the term of the new order mining right granted to South Deep.

U.S.$1 billion Note Issue

See “Operating and Financial Review and Prospects—Recent Developments—U.S.$1 billion Note Issue”.

Project Finance Facility

See “Information on the Company—Gold Fields’ Mining Operations—Peru Operation—Cerro Corona” and “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Project Finance Facility”.

U.S.$200 million Non-revolving Senior Secured Term Loan

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$200 million Non-revolving Senior Secured Term Loan”.

Preference Share Subscription Agreement

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources— Preference Shares”.

Split-tenor Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Split- tenor Revolving Credit Facility”.

R1,000 million Standard Bank Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources— R3,000 million Long Term Revolving Credit Facilities”.

R500 million RMB Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources— R3,000 million Long Term Revolving Credit Facilities”.

$311 million Syndicated Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—$311 million Syndicated Revolving Credit Facility”.

$450 million Syndicated Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—$450 million Syndicated Revolving Credit Facility”.

R1,500 million Long Term Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources— R3,000 million Long Term Revolving Credit Facilities”.

R10 billion Domestic Medium Term Note Program

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R10 billion Domestic Medium Term Note Program”.

Sino Gold Mining Limited

See “Operating and Financial Review and Prospects—Recent Developments—Disposal of stake in Sino Gold”.

Acquisition of Glencar Mining

See “Operating and Financial Review and Prospectus—Recent Developments—Acquisition of Glencar Mining”.

Termination of Royalty Over St. Ives

See “Operating and Financial Review and Prospects—Recent Developments—Termination of Royalty Over St. Ives”.

Management and Other Compensatory Plans and Arrangements

See “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan”, “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan”, “Directors, Senior Management and Employees—The GF Management Incentive Scheme”, “Directors, Senior Management and Employees—The GF Non-Executive Director Share Plan” and “Directors, Senior Management and Employees—Executive Directors’ Terms of Employment”.

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

American Depositary Receipts

Each Gold Fields ADS represents ownership interests in one Gold Fields ordinary share and the rights attributable to one Gold Fields ordinary share that Gold Fields will deposit with one of the custodians, which currently are Standard Bank of South Africa and First National Bank of South Africa. Each Gold Fields ADR also represents securities, cash or other property deposited with BNYM but not distributed to holders of Gold Fields ADRs.

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

For:	Gold Fields ADS holders must pay:
• transfer and registration of ordinary shares on the Gold Fields’ share register from your name to the name BNYM or its agent when you deposit or withdraw ordinary shares	• registration or transfer fees

• conversion of foreign currency to U.S. dollars	• expenses of BNYM

• cable, telex and facsimile transmission expenses, if expressly provided in the Deposit Agreement	• expenses of BNYM

• as necessary	• certain taxes and governmental charges BNYM or the custodian has to pay on any Gold Fields ADS or ordinary share underlying a Gold Fields ADS

In fiscal 2010, BNYM paid $896,988.63 to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR program.

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

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares, will generally be permitted by the SARB pursuant to South African exchange control regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by the SARB in other circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being able to be completed. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADSs of Gold Fields.

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

Withholding Tax on Dividends

Under South African law, no withholding tax applies to, and no other tax is payable by, shareholders or ADS holders on dividends paid to non-resident shareholders or non-resident ADS holders. It should be noted that the a 10% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders is expected to be introduced in late 2011 or early 2012. Generally, under the terms of a reciprocal tax treaty entered into between South Africa and the United States, or the Treaty; the withholding tax is limited to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases. South Africa currently imposes a tax on companies distributing dividends, which is known as a secondary tax on companies, or STC, at a rate of 10%. Although it applies to the dividend paying company, and not the recipient, STC is a recognized form of tax in terms of the double taxation convention between South Africa and the United States, but does not constitute a withholding tax on dividends. STC will be abolished once the withholding tax on dividends is introduced.

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

Gold Fields does not believe that it should be treated as, and does not expect to become, a PFIC for U.S. federal income tax purposes but the Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of Shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of Shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by the Company would not be eligible for the special reduced rate of tax described below under “Taxation of Dividends”. Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

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

Effect of South African Withholding Taxes

As discussed in “Certain South African Tax Considerations—Withholding Tax on Dividends”, South Africa imposes the STC on the distribution of earnings in the form of dividends on the company declaring the dividend. A U.S. Holder will generally not be entitled to a credit for the STC. However, beginning in late 2011 or early 2012, the STC is expected to be replaced by a withholding tax of 10% on dividends paid by Gold Fields. U.S. Holders that receive payments subject to this withholding tax will be treated, for U.S. federal income tax purposes, as having received the amount of South African taxes withheld by Gold Fields, and as then having paid over the withheld taxes to the South African taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from Gold Fields with respect to the payment.

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

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADSs by U.S. persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders are not subject to backup withholding. You should consult your tax adviser as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.
New Legislation

Legislation enacted in March 2010, the Hiring Incentives to Restore Employment (HIRE) Act of 2010, imposes new reporting requirements on the holding of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000. Gold Fields’ ordinary shares and ADSs are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a domestic financial institution. You should consult you tax advisor regarding the application of this legislation.

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

Foreign Currency Hedging Experience

Gold Fields uses various derivative instruments to protect its exposure to adverse movements in foreign currency exchange rates. The instruments that were outstanding as of June 30, 2010, are described below.

During fiscal 2010, forward cover was taken out to cover various commitments of the South African operations. The two contracts outstanding at the end of fiscal 2010, were:

•	USD/ZAR—USD3.5 million at an average rate of R7.5679 with a final expiry on June 15, 2011; and

•	AUD/ZAR—AUD9.3 million at an average rate of R6.5641 with a final expiry on October 1, 2010.

Realized gains and losses on financial instruments are disclosed in detail under “Operating and Financial Review and Prospects—Results of Operations—Realized (loss)/gain on financial instruments.”

Foreign Currency Contract Position

As of June 30, 2010, there were no material foreign currency contract positions.

Foreign Currency Sensitivity Analysis

Gold Fields’ revenues and costs are very sensitive to the Rand/U.S. dollar and Australian dollar/U.S. dollar exchange rates because revenues are generated using a gold price denominated in U.S. dollars, while costs of the

South African and Australian operations are incurred principally in Rand and Australian dollars, respectively. Depreciation of the Rand and Australian dollar against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African and Australian operations. Conversely, appreciation of the Rand and Australian dollar results in South African and Australian operating costs increasing when translated into U.S. dollars, resulting in lower operating margins. The impact on profitability of changes in the value of the Rand and Australian dollar against the U.S. dollar can be substantial.

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no material foreign currency contracts as of June 30, 2010.

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

Oil

Generally Gold Fields does not enter into derivatives or other hedging arrangements to establish a price in advance for future oil consumption. However, where oil prices are expected to increase in the short- to medium- term, Gold Fields may consider hedging the oil price in order to protect itself against the adverse cost effects of a material increase in the oil price.

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

No gold derivative instruments were entered into during fiscal 2010.

Copper

During June 2009, Gold Fields La Cima sold forward 8,705 tons of Cerro Corona’s expected copper production for fiscal 2010 for monthly deliveries. The contract ran from June 24, 2009 to June 23, 2010. The average forward price for the monthly deliveries is U.S.$5,001 per ton. An additional 8,705 tons of Cerro Corona’s expected copper production for fiscal 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of U.S.$4,600 per ton with full participation up to a maximum price of U.S.$5,400 per ton. The contract realized a total loss of $25.9 million.

No further contracts were entered into during fiscal 2010.

Oil

From time to time, various subsidiaries of Gold Fields enter into call options to fix the price of specified quantities of diesel fuel. During fiscal 2009, the following options were entered into and expired unexercised during fiscal 2009 and 2010:

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

No further contracts were entered into during fiscal 2010.

Commodity Price Contract Position

As of June 30, 2010, Gold Fields had no outstanding commodity price contracts.

Interest Rate Sensitivity

General

As of June 30, 2010, Gold Fields’ indebtedness amounted to $1,121.1 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Gold Fields’ credit facilities and other borrowings outstanding as of June 30, 2010, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources.”

Interest Rate Sensitivity Analysis

$1,081.5 of Gold Fields interest bearing debt outstanding as of June 30, 2010 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

$530.0 million of the total debt was exposed to changes in LIBOR while $551.5 million was exposed to the Prime Rate and JIBAR. The following table indicates the change to finance expense had LIBOR and the Prime Rate differed as indicated.

	Change in finance expense for LIBOR, Prime Rate and JIBAR changes as of June 30, 2010
Sensitivity to interest rates	(1.5)%	(1.0)%	(0.5)	+0.5%	+1.0%	+1.5%
Sensitivity to LIBOR interest rate ($ million)	(7.1)	(4.7)	(2.4)	2.4	4.7	7.1
Sensitivity to Prime and JIBAR ($ million)	(4.6)	(3.0)	(1.5)	1.5	3.0	4.6

Change in finance expense ($ million)	(11.7)	(7.7)	(3.9)	3.9	7.7	11.7

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2010, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of June 30, 2010. In making this assessment, Gold Fields’ management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control- Integrated Framework. Based upon its assessment, Gold Fields’ management concluded that, as of June 30, 2010, its internal control over financial reporting is effective based upon those criteria.

PricewaterhouseCoopers Inc., an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Gold Fields’ internal control over financial reporting as of June 30, 2010.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of PricewaterhouseCoopers Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2010 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Gold Fields’ Audit Committee does not have an “audit committee financial expert,” as defined in the rules promulgated by the Securities and Exchange Commission. Although a person with such qualifications does not serve on the Audit Committee, the Board of Directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields’ management and auditors, the quality of Gold Fields’ disclosure controls, the preparation and evaluation of Gold Fields’ financial statements and Gold Fields’ financial reporting. Gold Fields’ Board of Directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. For biographical information on each member of the Audit Committee, see “Directors, Senior Management and Employees—Non-executive Directors”.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Inc., or PwC, has served as Gold Fields’ principal accountant for the fiscal years ended June 30, 2009 and 2010. Set forth below are the fees for audit and other services rendered by PwC for the fiscal years ended June 30, 2009 and 2010.

	Year ended June 30, 2009	Year ended June 30, 2010
	(R millions)
Audit fees	25.7	26.1
Audit-related fees	—	—
Tax fees	1.9	—
All other fees	2.4	1.0

Total	30.0	27.1

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND

AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 25, 2010, Gold Fields dismissed PricewaterhouseCoopers Inc., or PwC, as its independent registered public accounting firm. Gold Fields’ Audit Committee and Board of Directors participated in and approved the decision to change its independent registered public accounting firm. Such dismissal will become effective upon completion by PwC of its procedures on the consolidated financial statements of Gold Fields as of and for the year ended June 30, 2010 and the filing of the related Form 20-F.

The reports of PwC on the consolidated financial statements for the fiscal years ended June 30, 2009 and 2010 contained no adverse opinion or disclaimer of opinion and, were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two fiscal years ended June 30, 2009 and 2010, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on Gold Fields’ consolidated financial statements for such fiscal years.

During the two fiscal years ended June 30, 2009 and 2010, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Gold Fields has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated December 2, 2010, is filed as an exhibit to this annual report.

At the Gold Fields Board meeting held on Thursday, June 24, 2010, and at the recommendation of the Audit Committee, the Board agreed to the appointment of KPMG, Inc., or KPMG, as Gold Fields’ new independent registered public accounting firm. KPMG’s appointment will be effective from fiscal 2011, as approved by shareholders at the annual general meeting held on November 2, 2010. During the two fiscal years ended June 30, 2009 and 2010, neither Gold Fields nor any of its subsidiaries consulted with KPMG concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on Gold Fields’ consolidated financial statements and no written or oral advice was provided by KPMG that was an important factor considered by Gold Fields in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with PwC or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G: CORPORATE GOVERNANCE

Gold Fields’ home country corporate governance practices are regulated by the Listing Requirements of the JSE, or the JSE Listing Requirements. The following is a summary of the significant ways in which Gold Fields’ home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the listing standards of The New York Stock Exchange, or the NYSE Listing Standards.

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

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Association of Gold Fields (included in Exhibit 1.1)

2.2	Articles of Association of Gold Fields (included in Exhibit 1.2)

2.3	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002)

2.4	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Exhibit 2.5 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

2.6	Excerpts of relevant provisions of JSE Limited listing requirements (incorporated by reference to Exhibit 2.6 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

2.7	Amended Articles of Association of Gold Fields (included in Exhibit 1.3)

2.8	Trust Deed among Orogon, as issuer; Gold Fields Limited, GFIMSA, GFO, and GF Holdings, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the U.S.$ 1 billion Note Issue

4.1	The GF Non-Executive Director Share Plan, adopted October 31, 2001 (incorporated by reference to Exhibit 4.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

4.2	The GF Management Incentive Scheme, adopted November 10, 1999 (incorporated by reference to Exhibit 4.2 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

4.3	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002 (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.4	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001 (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

No.	Exhibit
4.5	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.6	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.7	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.8	U.S.$150,000,000 Facility Agreement between La Cima., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and Financial Institutions (as defined in the Facility Agreement), dated November 14, 2006 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.9	U.S.$750,000,000 Facility Agreement between GFIMSA, Orogen, Western Areas Limited, ABN AMRO Bank N.V., Barclays Capital and Barclays Bank plc, dated May 16, 2007 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.10	Rand 500,000,000 Facility Agreement between Absa Capital (a division of Absa Bank Limited) and GFIMSA, dated August 21, 2007 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.11	Preference Share Subscription Agreement entered into between Firstrand Bank Limited (acting through its Rand Merchant Bank division) and Gold Fields Limited, dated December 24, 2007 (incorporated by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.12	Memorandum of Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFIMSA and Mvelaphanda Gold (Proprietary) Limited, dated March 17, 2008 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.13	Agreement between Gold Fields Limited, Mvelaphanda Holdings (Proprietary) Limited, Mvelaphanda Resources Limited, Mvelaphanda Gold (Proprietary) Limited, FirstRand Bank Limited (as agent for Micawber 325 (Proprietary) Limited), GF Holdings, GFL Mining Services Limited, GFIMSA, Newshelf 849 (Proprietary) Limited, Atripahn Resources (Proprietary) Limited, Public Investment Corporation Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank and FNB Corporate Divisions) dated March 27, 2008 (incorporated by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.14	Rand 500,000,000 Facility Agreement between Absa Capital (a division of Absa Bank Limited) and GFIMSA, dated September 22, 2008 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

No.	Exhibit
4.15	Rand 500,000,000 Facility Agreement between Absa Bank Limited (acting through its Absa Capital division), GFIMSA and Gold Fields Limited, dated October 21, 2008 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.16	Agency Agreement in respect of the Domestic Medium Term Note Programme, between Gold Fields Limited and Absa Capital, dated April 6, 2009, including Annexures (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.17	Gold Fields Limited Programme Memorandum in respect of the Domestic Medium Term Note Programme, dated April 6, 2009 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.18	Gold Fields Limited Operating and Procedures Memorandum in respect of the Domestic Medium Term Note Programme, dated April 6, 2009 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.19	Programme Agreement in respect of the Gold Fields Limited Domestic Medium Term Note Programme, between Gold Fields Limited, Absa Capital and Nedbank Capital, dated April 6, 2009 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.20	Rand 1,500,000,000 Revolving Credit Facility Agreement between Nedbank Limited, GFIMSA, GFO and the Guarantors (listed in Schedule 1), dated May 6, 2009 (incorporated by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.21	U.S.$311 million Credit Facility Agreement between GFIMSA, GFO, Orogen, ABN AMRO Bank N.V., Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank and Barclays Bank Plc, dated May 7, 2009 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.22	Syndication Fee Letter between Gold Fields Limited, ABN AMRO Bank N.V., Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank in respect of the Facility Agreement at 4.24 above, dated May 7, 2009 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.23	Participation Fee Letter between Gold Fields Limited, ABN AMRO Bank N.V., Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank in respect of the Facility Agreement at 4.24 above, dated May 7, 2009 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.24	Share Purchase and Sale Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated June 3, 2009 (incorporated by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit
4.25	Amending Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated July 10, 2009, in relation to a Share Purchase and Sale Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated June 3, 2009 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.26	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.27	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated March 9, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.28	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.29	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated April 9, 2010 and effective April 1, 2010

4.30	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated April 9, 2010 and effective April 1, 2010

4.31	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated April 9, 2010 and effective April 1, 2010

4.32	Term sheet related to the Block Trade of common shares of Eldorado Gold Corporation by Gold Fields Australasia (BVI) Limited to National Bank Financial, Inc., dated September 3, 2009 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.33	R1,000 million Standard Bank Revolving Credit Facility between Standard Bank of South Africa Limited, GFIMSA, GFO and the Original Guarantors (listed in Schedule 1), dated December 9, 2009

4.34	R500 million RMB Revolving Credit Facility between FirstRand Bank Limited, GFIMSA, GFO and the Guarantors (listed in Schedule 1), dated March 8, 2010

4.35	U.S.$450 million Syndicated Revolving Credit Facility between Barclays Bank Plc, as agent; the Original Lenders (listed in Schedule 1); Gold Fields Limited; GFIMSA; Orogen; GFO; and the Original Guarantors (listed in Schedule 1), dated May 12, 2010

4.36	U.S.$200 million Non-revolving Senior Secured Term Loan between The Bank of Nova Scotia and Banco de Crédito del Perú, as mandated lead arrangers; Banco de Crédito del Perú, as administrative agent; Scotiabank Perú S.A.A., as onshore collateral agent; The Bank of Nova Scotia Trust Company of New York, as offshore collateral agent; and La Cima, dated September 17, 2010

4.37	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.38	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit
4.39	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.40	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated April 1, 2010

4.41	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated April 1, 2010

4.42	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated April 1, 2010

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

99.1	Letter from PricewaterhouseCoopers, Inc. addressed to the SEC regarding the disclosure provided in Item 16F of this annual report, dated December 2, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ N.J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer

Date: December 2, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Gold Fields Limited and its subsidiaries at June 30, 2010 and June 30, 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2(w) to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests effective July 1, 2009.

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

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

December 2, 2010

Gold Fields Limited

Consolidated Statements of Operations

For the years ended June 30,

($ in millions unless otherwise noted)

	2010	2009	2008
	$ m	$ m	$ m
REVENUES
Product sales	4,164.3	3,228.3	3,206.2

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	2,544.0	1,998.6	1,996.1
Depreciation and amortization	631.1	433.5	400.5
Corporate expenditure	47.5	35.5	41.0
Employee termination costs	10.3	21.0	16.2
Exploration expenditure	82.4	58.0	39.8
Impairment of assets	—	—	11.4
Profit on disposal of property, plant and equipment	(0.3)	(0.5)	(4.6)
Shaft closure costs	—	(0.2)	3.3
(Decrease)/increase in provision for post-retirement health care costs	(9.4)	3.4	(0.7)
Accretion expense on provision for environmental rehabilitation	19.3	13.9	12.0
Share-based compensation	53.9	33.7	20.7

	3,378.8	2,596.9	2,535.7

OTHER INCOME/(EXPENSES)
Interest and dividends	40.2	24.9	31.2
Finance expense	(65.2)	(73.9)	(100.4)
Gain/(loss) on financial instruments	27.7	(1.3)	19.8
(Loss)/gain on foreign exchange	(8.5)	10.2	1.7
Profit/(loss) on disposal of listed investments	111.7	(16.1)	3.7
Impairment of listed investments	(8.1)	(16.0)	—
(Loss)/profit on disposal of subsidiaries	—	(0.3)	208.4
Other (expenses)/income	(31.9)	(7.7)	5.9

	65.9	(80.2)	170.3

INCOME BEFORE TAX, IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE AND SHARE OF EQUITY INVESTEES’ LOSSES	851.4	551.2	840.8
Income and mining tax expense	(358.4)	(264.6)	(271.2)

INCOME BEFORE IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE AND SHARE OF EQUITY INVESTEES’ LOSSES	493.0	286.6	569.6
Impairment of investment in equity investee	—	(87.4)	(61.3)
Share of equity investees’ losses	(22.7)	(3.5)	(16.0)

Net income	470.3	195.7	492.3
Net income attributable to non-controlling interests	(79.3)	(34.8)	(39.8)

Net income attributable to Gold Fields shareholders	391.0	160.9	452.5

BASIC EARNINGS PER SHARE ATTRIBUTABLE TO GOLD FIELDS SHAREHOLDERS ($)	0.55	0.24	0.69
DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO GOLD FIELDS SHAREHOLDERS ($)	0.55	0.24	0.69
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
—COMPUTATION OF BASIC EARNINGS PER SHARE	705,364,200	670,328,262	652,538,212
—COMPUTATION OF DILUTED EARNINGS PER SHARE	714,549,842	677,790,732	656,252,205
DIVIDEND PER SHARE ($)	0.17	0.17	0.22

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

At June 30,

($ in millions unless otherwise noted)

	2010 $ m	2009 $ m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	500.7	357.5
Receivables	305.4	383.5
Inventories	234.9	196.0
Materials contained on heap leach pads	91.5	81.3

Total current assets	1,132.5	1,018.3

Property, plant and equipment, net	6,639.7	5,756.9
Goodwill	1,154.9	1,084.7
Non-current investments	254.3	475.2

TOTAL ASSETS	9,181.4	8,335.1

LIABILITIES AND EQUITY
Accounts payable and provisions	551.9	533.5
Financial instruments	—	1.7
Interest payable	4.5	14.4
Income and mining taxes payable	104.3	98.2
Bank overdraft	—	9.7
Short-term loans and current portion of long-term loans	691.1	317.8

Total current liabilities	1,351.8	975.3
Long-term loans	430.0	785.9
Deferred income and mining taxes	982.5	817.7
Provision for environmental rehabilitation	275.7	236.9
Other non-current liabilities	—	3.9
Provision for post-retirement health care costs	2.8	11.4

Total liabilities	3,042.8	2,831.1

COMMITMENTS AND CONTINGENCIES—see notes 20 and 21
EQUITY
Share capital—1,000,000,000 (2009: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued 705,903,511 (2009: 704,749,849)	57.8	57.7
Additional paid-in capital	5,005.4	4,944.2
Retained earnings	834.4	561.5
Accumulated other comprehensive loss	(96.5)	(338.9)

Gold Fields shareholders’equity	5,801.1	5,224.5
Non-controlling interests	337.5	279.5

Total equity	6,138.6	5,504.0

TOTAL LIABILITIES AND EQUITY	9,181.4	8,335.1

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Equity

For the years ended June 30,

($ in millions unless otherwise noted)

	Gold Fields shareholders
	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Non- controlling interests	Total equity
BALANCE—JUNE 30, 2007	652,158,066	54.8	4,459.8	211.8	64.8	127.1	4,918.3
Net income	—	—	—	452.5	—	39.8	492.3
Dividends declared	—	—	—	(142.5)	—	—	(142.5)
Share-based compensation	—	—	20.7	—	—	—	20.7
Exercise of employee share options	1,042,616	0.1	9.9	—	—	—	10.0
Other comprehensive loss*	—	—	—	—	(307.8)	(15.5)	(323.3)

BALANCE—JUNE 30, 2008	653,200,682	54.9	4,490.4	521.8	(243.0)	151.4	4,975.5
Net income	—	—	—	160.9	—	34.8	195.7
Dividends declared	—	—	—	(121.2)	—	—	(121.2)
Share-based compensation	—	—	33.7	—	—	—	33.7
Shares issued on conversion of debt instrument to equity: Mvela	50,000,000	2.7	412.2	—	—	—	414.9
Exercise of employee share options	1,549,167	0.1	7.9	—	—	—	8.0
Other comprehensive loss*	—	—	—	—	(95.9)	(4.3)	(100.2)
Rights issue to non-controlling interests—Cerro Corona	—	—	—	—	—	97.6	97.6

BALANCE—JUNE 30, 2009	704,749,849	57.7	4,944.2	561.5	(338.9)	279.5	5,504.0
Net income	—	—	—	391.0	—	79.3	470.3
Dividends declared	—	—	—	(118.1)	—	(23.1)	(141.2)
Share-based compensation	—	—	53.9	—	—	—	53.9
Exercise of employee share options	1,153,662	0.1	7.3	—	—	—	7.4
Other comprehensive income*	—	—	—	—	242.4	17.2	259.6
Repayment of funds to non-controlling interests	—	—	—	—	—	(15.4)	(15.4)

BALANCE—JUNE 30, 2010	705,903,511	57.8	5,005.4	834.4	(96.5)	337.5	6,138.6

*	Non-controlling interests’ share of other comprehensive income/(loss) relates to foreign exchange translation

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Equity (Continued)

For the years ended June 30,

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive (loss)/ income for the periods presented:

	Gold Fields shareholders
	Share of equity investee’s other comprehensive income $’m	Mark-to-market of listed investments $’m	Foreign exchange translation $’m	Accumulated other comprehensive (loss)/income $’m
BALANCE—JUNE 30, 2007	—	112.9	(48.1)	64.8
Share of equity investee’s other comprehensive income movements	9.6	—	—	9.6
Mark-to-market of listed investments	—	43.1	—	43.1
Realized loss on disposal of listed investments	—	0.9	—	0.9
Foreign exchange translation	—	—	(361.4)	(361.4)

BALANCE—JUNE 30, 2008	9.6	156.9	(409.5)	(243.0)
Share of equity investee’s other comprehensive income movements	(0.3)	—	—	(0.3)
Loss arising on dilution of shareholding in equity investee	(24.5)	—	—	(24.5)
Mark-to-market of listed investments	—	(122.4)	—	(122.4)
Realized loss on disposal of listed investments	—	16.1	—	16.1
Impairment of listed investments	—	16.0	—	16.0
Foreign exchange translation	—	—	19.2	19.2

BALANCE—JUNE 30, 2009	(15.2)	66.6	(390.3)	(338.9)
Share of equity investee’s other comprehensive income movements	0.8	—	—	0.8
Mark-to-market of listed investments	—	24.9	—	24.9
Realized gain on disposal of listed investments	—	(111.7)	—	(111.7)
Impairment of listed investments	—	8.1	—	8.1
Foreign exchange translation	—	—	320.3	320.3

BALANCE—JUNE 30, 2010	(14.4)	(12.1)	(70.0)	(96.5)

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

For the years ended June 30,

($ in millions unless otherwise noted)

	2010	2009	2008
	$ m	$ m	$ m
Net income	470.3	195.7	492.3
Other comprehensive income/(loss)
Share of equity investee’s other comprehensive income movements	0.8	(0.3)	9.6
Loss arising on dilution of shareholding in equity investee	—	(24.5)	—
Mark-to-market adjustment of listed investments	24.9	(122.4)	43.1
Realized (gain)/loss on disposal of listed investments	(111.7)	16.1	0.9
Impairment of listed investments	8.1	16.0	—
Foreign currency translation adjustment	337.5	14.9	(376.9)

Other comprehensive income/(loss)	259.6	(100.2)	(323.3)

Comprehensive income	729.9	95.5	169.0

Comprehensive income attributable to:
Gold Fields shareholders	633.4	65.0	144.7
Non-controlling interests	96.5	30.5	24.3

	729.9	95.5	169.0

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Cash Flows

For the years ended June 30,

($ millions unless otherwise noted)

	2010	2009	2008
	$ m	$ m	$ m
CASH FLOWS FROM OPERATIONS
Net income	470.3	195.7	492.3
Reconciled to net cash provided by operations:
—Share of equity investees’ losses	22.7	3.5	16.0
—Impairment of investment in equity investee	—	87.4	61.3
—Income and mining tax expense	358.4	264.6	271.2
—Impairment of assets	—	—	11.4
—(Profit)/loss on disposal of listed investments	(111.7)	16.1	(3.7)
—Impairment of listed investments	8.1	16.0	—
—Loss/(profit) on disposal of subsidiaries	—	0.3	(208.4)
—Shaft closure costs	—	(0.2)	3.3
—Depreciation and amortization	631.1	433.5	400.5
—Profit on disposal of property, plant and equipment	(0.3)	(0.5)	(4.6)
—Share-based compensation	53.9	33.7	20.7
—Accretion expense on provision for environmental rehabilitation	19.3	13.9	12.0
—(Decrease)/increase in provision for post-retirement health care costs	(9.4)	3.4	(0.7)
—Payment against post-retirement health care provision	(0.3)	(0.2)	(0.4)
—Finance expense capitalized	(6.5)	(63.6)	(42.1)
—Other	(54.1)	(50.5)	(34.3)
Changes in operating assets and liabilities:
—Receivables	94.4	(104.9)	(24.0)
—Inventories and heap leach pads	(43.4)	(60.3)	(34.0)
—Accounts payable and provisions	(41.7)	44.9	106.0
—Income and mining taxes paid	(227.9)	(197.9)	(143.5)

NET CASH PROVIDED BY OPERATIONS	1,162.9	634.9	899.0

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(913.1)	(760.3)	(1,154.4)
Proceeds on disposal of property, plant and equipment	1.2	3.6	5.8
Royalty termination	(257.1)	—	—
Purchase of Glencar asset	(43.0)	—	—
Purchase of listed investments	(13.5)	(12.8)	(134.5)
Proceeds on sale of listed investments	385.8	54.3	13.7
Proceeds on disposal of subsidiary	—	5.0	310.9
Investment in environmental trust fund	(12.3)	(10.4)	(11.6)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(852.0)	(720.6)	(970.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	1,619.9	1,312.3	603.4
Long and short-term loans repaid	(1,637.5)	(993.5)	(586.5)
(Repayment)/utilization of bank overdraft	(9.7)	7.0	(0.6)
Decrease in non-controlling funding	(15.4)	—	—
Dividends paid to company shareholders	(118.1)	(121.2)	(142.5)
Dividends paid to non-controlling shareholders	(23.1)	—	—
Proceeds from rights issue—Cerro Corona	—	—	96.0
Ordinary shares issued	7.4	10.7	10.0

NET CASH (UTILIZED IN)/PROVIDED BY FINANCING ACTIVITIES	(176.5)	215.3	(20.2)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	8.8	(25.8)	18.6

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	143.2	103.8	(72.7)
CASH AND CASH EQUIVALENTS—JULY 1,	357.5	253.7	326.4

CASH AND CASH EQUIVALENTS—JUNE 30,	500.7	357.5	253.7

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

(iii)	FUNCTIONAL CURRENCY: The functional currency of the Group’s South African operations is the South African Rand, of its Australian operations is the Australian dollar, of its Ghanaian operations and of its Peruvian operation is the U.S. dollar and of its Venezuelan operation was the Venezuelan Bolivar for the periods prior to January 1, 2010. In 2010, the Group’s operations in Venezuela are limited to its equity investment in Rusoro for which the functional currency is the U.S. dollar as of January 1, 2010. The translation differences arising as a result of converting the South African Rand, the Australian dollar and Venezuelan Bolivar (prior to January 1, 2010) to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of shareholders’ equity.

(d)	PROPERTY, PLANT AND EQUIPMENT

(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

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

Mineral rights: Mineral rights not linked to any specific operation are valued at the lower of cost and net realizable value.

(i)	FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, investments, receivables, derivative financial instruments, accounts payable and accrued liabilities. The particular recognition method for each financial instrument item is disclosed in its respective significant accounting policy description.

(j)	HEDGING: The Group accounts for its hedging activities in accordance with Accounting Standards Codification (“ASC”) guidance for derivative instruments and hedging activities.

Under ASC 815, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered into, the Group designates the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting.

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

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception is deferred until settlement. Under these contracts, the Group must deliver a specified quantity of gold at a future date at a specified price to the contracted counter-party.

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

(k)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

(l)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

(m)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(n)	REHABILITATION COSTS: ASC 410 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

Under ASC 410 the Group records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Group correspondingly capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased (accretion) to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Group will record a gain or loss if the actual cost incurred differs from the liability recorded.

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(o)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(p)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: In South Africa, the Group operates a defined benefit pension plan and a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Group.

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

(iii)	SHARE-BASED COMPENSATION PLANS: Compensation costs recognized in fiscal years 2010, 2009 and 2008 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of ASC 718, Accounting for Stock- Based Compensation, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718, Share-Based-Payment.

Prior to July 1, 2005, the Group accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related Interpretations, as permitted by ASC 718. In accordance with APB 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant other than on occasions where the term of the share option vesting schedules are modified or accelerated.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(r)	DIVIDEND INCOME: Dividends are recognized when the right to receive payment is established.

(s)	INTEREST INCOME: Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(t)	DIVIDENDS DECLARED: Dividends proposed and the related taxation thereon are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(u)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in SouthAfrica, Ghana, Australia, Peru and Venezuela up to the date of disposal of the Venezuelan assets. The business segments comprise geographical operations based on locations and operating units.

(v)	EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(w)	RECENT ACCOUNTING PRONOUNCEMENTS: In July 2010, the ASC guidance relating to disclosures about the credit quality of financial receivables and the allowance for credit losses was updated. The update requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the update is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance roll forward and modification disclosures effective for periods beginning after December 15, 2010. The Group is currently assessing the impact of adoption of the updates.

In May 2010, the ASC guidance relating to foreign currency issues: multiple foreign currency exchange rate was updated. The update codifies an announcement made by the SEC Observer at the March 2010 meeting of the ASB’s Emerging Issues Task Force (“EITF”). The announcement clarified the accounting required when there are differences between amounts recorded for financial reporting purposes versus the underlying U.S. dollar denominated values upon transition to highly inflationary accounting. The update was effective as of March 18, 2010. There were no differences between the amounts recorded for financial reporting purposes and the underlying U,S. dollar denominated values of the Group’s investment in Rusoro upon transition to highly inflationary accounting on January 1, 2010, and the updated guidance did not have an impact on the Group’s financial statements.

In February 2010, the ASC guidance was amended to clarify that SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements. The amendment was effective on issuance and had no impact on the Group’s consolidated financial position, results of operations or cash flows.

In January 2010, the FASB updated the ASC guidance for decreases in ownership of a subsidiary to update the scope of the guidance and include additional disclosures required upon deconsolidation of a subsidiary. The amendments became effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and were applied retrospectively to the first period in which the guidance on noncontrolling interests was adopted. The adoption of the guidance had no impact on the Group’s financial statements.

In January 2010, the ASC guidance for accounting for distributions to shareholders with components of shares and cash was updated to clarify that the share portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in aggregate is considered a share issuance that is reflected in earnings per share prospectively. The guidance was effective for interim and annual reporting periods

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

ending on or after December 15, 2009, and was applied retrospectively to all prior periods. The adoption of the guidance had no impact on the Group’s financial statements.

In January 2010, the ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance will have no impact on the Group’s financial statements.

In August 2009, the ASC guidance was updated to clarify how entities should estimate the fair value of liabilities. It provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The amended guidance on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28, 2009. The Group is evaluating the potential impact of adopting this guidance on the Group’s consolidated financial position, results of operations and cash flows.

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Group does not expect the adoption of this guidance to have a material impact on the Group’s financial statements.

In June 2009, the Financial Accounting Standards Board (“FASB”) established the ASC to become the single source of authoritative U.S. GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. It became effective for interim and annual reporting periods ending after September 15, 2009. The adoption had no impact on the Group’s financial statements, other than the references to authoritative U.S. GAAP.

In April 2009, the ASC guidance was updated to provide additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. In April 2009, the guidance for investments in debt and equity securities was updated to: (i) clarify the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provide guidance on the amount of an other-than-temporary impairment recognized for a debt

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

security in earnings and other comprehensive income and (iii) expand the disclosures required for other-than-temporary impairments for debt and equity securities. Also in April 2009, the guidance for financial instruments was updated to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Group adopted the updated guidance for the annual reporting period beginning July 1, 2009. The adoption had no impact on the Group’s financial statements.

In December 2008, the ASC guidance for retirement benefits was updated to expand the requirements of employers’ disclosures about post-retirement benefit plan assets in a defined benefit pension or other post-retirement plan. The objective is to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The Group adopted the updated guidance beginning July 1, 2009. These disclosures are not required for earlier periods that are presented for comparative purposes. The adoption did not have an impact on the Group’s financial statements.

In November 2008, the ASC guidance for equity method and joint venture investments was updated to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The updated guidance was effective for the Group’s annual reporting period beginning July 1, 2009 and was applied prospectively. The adoption had no impact on the Group’s consolidated financial position or results of operations.

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity’s own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity’s own shares which would qualify as a scope exception from hedge accounting. The updated guidance was effective for the Group’s annual reporting period beginning July 1, 2009. The adoption had no impact on the Group’s consolidated financial position or results of operations.

In May 2008, the ASC guidance was updated for convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. The update requires that the liability and equity components of convertible debt instruments within the scope be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. It became effective for the Group’s fiscal year beginning July 1, 2009. The adoption had no impact on the Group’s financial statements.

In April 2008, the ASC guidance for determination of the useful life of intangible assets was updated. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and remove the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions. Instead, it requires an entity to consider its own historical experience in renewing similar arrangements. It became effective for the Group’s annual reporting period beginning July 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on the Group’s financial statements.

In March 2008, the ASC guidance for disclosures about derivative instruments and hedging activities was updated. The guidance requires entities to provide enhanced disclosures about (i) how and why an

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The Group adopted these provisions beginning July 1, 2009. Except for presentation changes, the adoption had no impact on the Group’s financial statements.

In December 2007, the ASC guidance for noncontrolling interests was updated to establish accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), (ii) the amount of net income attributable to the parent and to the noncontrolling interests, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires noncontrolling interests to be classified as a separate component of equity. The Group adopted the updated guidance beginning July 1, 2009 and adopted the economic entity model. Except for presentation changes, the adoption had no impact on the Group’s financial statements.

In December 2007, the ASC guidance for business combinations was updated, which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. In April 2009, the guidance was further updated to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The Group adopted the provisions beginning July 1, 2009 to be applied to all future business combinations. The adoption did not have any impact on the Group’s financial statements.

3.	ACQUISITION AND DISPOSAL OF BUSINESSES

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(c) Sale of Essakane joint venture

On October 11, 2007, Gold Fields reached an agreement to sell its 60% stake in the Essakane project to Orezone Resources Inc. (“Orezone”). The transaction closed on November 26, 2007. Orezone paid Gold Fields $152.0 million in cash and issued 41,666,667 common shares, having an aggregate subscription price of $48.0 million, to Gold Fields’ wholly-owned subsidiary Gold Fields Essakane (BVI) Limited. Following the disposal, Gold Fields owned 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. In fiscal 2009, the Orezone shares were exchanged for 3.3 million shares in IAMGold, on the latter’s acquisition of the entire shareholding of Orezone. The loss resulting from this exchange was $23.2 million. The IAMGold shares were subsequently sold for $33.4 million in fiscal 2009, realising a profit of $7.2 million.

The Group realized a profit of $191.1 million on the sale of the Essakane joint venture, which has been included in profit on sale of subsidiaries in the consolidated statement of operations in fiscal 2008.

4.	IMPAIRMENT OF ASSETS

	2010 $ m	2009 $ m	2008 $ m
St Ives	—	—	2.6
Agnew	—	—	2.8
Biox®	—	—	6.0

	—	—	11.4

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

5.	FINANCE EXPENSE

	2010 $ m	2009 $ m	2008 $ m
Interest expense—Mvelaphanda loan	—	(34.9)	(61.0)
Interest expense—preference share dividend	(5.9)	(9.8)	(2.7)
Interest expense—other	(65.8)	(92.8)	(78.8)

Total finance expense	(71.7)	(137.5)	(142.5)
Capitalized interest	6.5	63.6	42.1

	(65.2)	(73.9)	(100.4)

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

6.	INCOME AND MINING TAX EXPENSE

	2010 $ m	2009 $ m	2008 $ m

Current income taxes
South Africa	(67.7)	(101.6)	(120.8)
Ghana	(98.6)	(34.2)	(55.2)
Australia	(16.5)	(21.0)	(12.7)
Peru	(51.2)	(16.1)	(5.6)
Venezuela	—	—	(0.8)

Current income and mining taxes	(234.0)	(172.9)	(195.1)

Deferred income taxes
South Africa	(58.6)	(37.5)	(61.5)
Ghana	(28.1)	(24.7)	(8.7)
Australia	(12.3)	(12.8)	(2.8)
Peru	(25.4)	(16.7)	(3.0)
Venezuela	—	—	(0.1)

Deferred income and mining taxes	(124.4)	(91.7)	(76.1)

Total income and mining taxes	(358.4)	(264.6)	(271.2)

The Company’s pre-tax income before impairment of equity investee, share of equity investee’s share of losses and non-controlling interests comprise:

	2010 $ m	2009 $ m	2008 $ m
South Africa	192.0	269.9	430.8
Ghana	343.1	140.7	200.4
Australia	55.7	92.3	7.2
Peru	164.6	82.7	(0.7)
Venezuela	—	—	8.6
British Virgin Islands(1)	96.0	(34.4)	179.1
Other	—	—	15.4

	851.4	551.2	840.8

(1)	The pre-tax income/(loss) relates to non-operating entities incorporated in the British Virgin Islands and includes, in fiscal 2010, a net gain on disposal and impairment of listed investments (fiscal 2009, a net loss on disposal and impairment of listed investments and in fiscal 2008, profit realized on the sale of the Essakane project).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the South African mining statutory rate of 43% (2009: 43% and 2008: 43%) were:

	2010 $ m	2009 $ m	2008 $ m
Tax on net income at South African mining statutory rate	(366.1)	(237.0)	(361.5)
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 38% (2009: 38% and 2009: 38%), tax rate in Ghana of 25% (2009: 25% and 2008: 25.0%), tax rate in Australia of 30% (2009: 30% and 2008: 30%), tax rate in Venezuela of 34% for 2008 and tax rate in Peru of 35.6% (2009: 35.6% and 2008: 35.6%).	79.2	49.1	47.2
South African mining tax formula rate adjustment	16.6	27.7	30.5
Valuation allowance raised against deferred tax assets	(8.3)	(17.5)	(34.0)
Reversal of valuation allowance previously raised against deferred tax assets	0.1	2.7	4.2
Non taxable income/non deductible expenditure	27.4	(54.4)	74.6
South African capital gains tax	(23.9)	—	(0.9)
Foreign levies and royalties	(88.1)	(37.7)	(33.5)
Other	4.7	2.5	2.2

Income and mining tax expense	(358.4)	(264.6)	(271.2)

Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2010 and 2009 relate to the following:

	2010 $ m	2009 $ m
Deferred income and mining tax liabilities
Mining assets	1,978.0	1,765.6
Investment by environmental trust funds	51.0	41.9
Inventory	8.9	6.1
Other	41.1	33.1

Gross deferred income and mining tax liabilities	2,079.0	1,846.7

Provisions, including rehabilitation accruals	(122.3)	(114.9)
Tax losses	(536.7)	(476.7)
Unredeemed capital expenditure	(625.1)	(625.8)

Gross deferred income and mining tax assets	(1,284.1)	(1,217.4)
Valuation allowance for deferred tax assets	195.3	195.5

Total deferred income and mining tax assets	(1,088.8)	(1,021.9)

Net deferred income and mining tax liabilities	990.2	824.8
Less short term portion of deferred income and mining tax (included in accounts payable)	(7.7)	(7.1)

Net deferred income and mining tax liabilities (included in non-current liabilities)	982.5	817.7

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The classification of deferred income and mining tax liabilities or assets as current or non-current is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of June 30, 2010 and 2009. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for Gold Fields Operations and GFI Joint Venture Holdings which also include unredeemed capital expenditure.

	2010 $ m	2009 $ m
Orogen Investments SA (Luxembourg)	43.7	56.8
Gold Fields Arctic Platinum Oy	26.2	28.9
Living Gold (Pty) Limited	5.6	4.9
Gold Fields Operations	55.0	47.1
GFI Joint Venture Holdings	63.6	56.8
Other	1.2	1.0

	195.3	195.5

As at June 30, 2010 and 2009 the Group has unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its South African mining operations as follows:

	2010 $ m	2009 $ m
Unredeemed capital expenditure:
Beatrix Division of GFI Mining South Africa (Pty) Limited	140.2	167.4
Gold Fields Operations	462.1	335.3
GFI Joint Venture Holdings	936.2	780.1

	1,538.5	1,282.8

Estimated assessed tax losses:
Gold Fields Operations	600.4	579.0
GFI Joint Venture Holdings	81.5	95.2
Golden Oils (Pty) Limited	1.0	0.7
Agrihold (Pty) Limited	2.1	2.2
Golden Hytec Farming (Pty) Limited	1.2	1.2
Living Gold (Pty) Limited	20.1	17.6

	706.3	695.9

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Group has estimated capital allowances to be offset against future income of $ nil (2009: $96.7 million), $15.5 million (2009: $6.7 million) and $710.1 million (2009: $615.4 million) at Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima, respectively. The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited and Abosso Goldfields Limited are forfeited after 5 years. Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima currently have no tax losses available for utilization against future profits.

The Group has tax losses available of $145.3 million (2009: $188.9 million) at Orogen Investments SA (Luxembourg), which can only be used to offset any future taxable income generated by Orogen Investments SA (Luxembourg). In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for 5 years. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

The Group had no tax losses at Gold Fields Australia (Pty) Limited at June 30, 2010 and 2009.

Tax years open for assessments

South Africa(1)	2001-2009

Ghana(2)	All years open

Australia(3)	2002-2009

Peru(4)	2004-2009

Notes:

(1)	The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to 3 years after the assessments were issued.

(2)	The Ghanaian Tax Authorities have the right to examine and, if necessary, amend the income tax determined be the relevant Group entity for any year without limitation to the years which may be reassessed.

(3)	The Australian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last five years, as from the date the tax returns have been filed.

(4)	The Peruvian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

It is possible that the Group will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. The Group cannot estimate the amounts of possible changes as a result of an assessment.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

7.	EARNINGS PER SHARE

	For the year ended June 30, 2010
	Income Numerator $ m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2009		704,749,849
Weighted average number of shares issued during the year		614,351

Net income attributable to Gold Fields shareholders	391.0	705,364,200	0.55
Fully diluted earnings per share
Effect of dilutive securities	—	9,185,642

Net income attributable to Gold Fields shareholders	391.0	714,549,842	0.55

	For the year ended June 30, 2009
	Income Numerator $ m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2008		653,200,682
Weighted average number of shares issued during the year		17,127,580

Net income attributable to Gold Fields shareholders	160.9	670,328,262	0.24
Fully diluted earnings per share
Effect of dilutive securities	—	7,462,470

Net income attributable to Gold Fields shareholders	160.9	677,790,732	0.24

	For the year ended June 30, 2008
	Income Numerator $ m	Shares Denominator	Per-share Amount $
Basic earnings per share
Shares outstanding July 1, 2007		652,158,066
Weighted average number of shares issued during the year		380,146

Net income attributable to Gold Fields shareholders	452.5	652,538,212	0.69
Fully diluted earnings per share
Effect of dilutive securities*	—	3,713,993

Net income attributable to Gold Fields shareholders	452.5	656,252,205	0.69

*	The conversion of Mvela’s debt to equity, which would have resulted in the issue of another 50,000,000 shares, is anti-dilutive and has been excluded from the calculation.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

8.	RECEIVABLES

	2010 $ m	2009 $ m

Product sale trade receivables	130.9	137.1
Other trade receivables	21.1	19.2
Deposits	5.4	38.6
Value added tax	106.4	144.0
Interest receivable	—	1.1
Payroll debtors	8.4	4.6
Prepayments	17.1	26.8
Other	16.1	12.1

	305.4	383.5

9.	INVENTORIES

	2010 $ m	2009 $ m

Ore stockpiles	61.1	44.8
Gold in-process	33.7	28.2
Consumable stores	134.3	121.0
Other	5.8	2.0

	234.9	196.0

10.	PROPERTY, PLANT AND EQUIPMENT

	2010 $ m	2009 $ m

Cost	11,038.9	9,361.6
Accumulated depreciation and amortization	(4,399.2)	(3,604.7)

	6,639.7	5,756.9

Mining properties, mine development costs, mine plant facilities and mineral interests	6,396.1	5,371.5
Asset retirement costs	94.1	87.1
Other non-mining assets	149.5	298.3

	6,639.7	5,756.9

Included in property, plant and equipment is cumulative capitalized interest, net of amortization, relating to the following assets:
South African operations	18.6	13.2
Tarkwa Mine	16.6	17.8
Cerro Corona	84.5	89.2

	119.7	120.2

Depreciation of property, plant and equipment amounted to $631.1 million (2009: $433.5 million, 2008: $400.5 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On August 27, 2009, Gold Fields reached agreement with Morgan Stanley Bank to terminate, for A$308 million ($257.1 million), the royalty agreement between St Ives Gold Mining Company Pty Limited and Morgan Stanley Bank’s subsidiaries. The terminated royalty agreement required St Ives to pay a 4% net smelter volume royalty on all of its revenues once total gold produced from November 30, 2001 exceeded 3.3 million ounces which was triggered early in fiscal 2009, and provided that if the gold price exceeded A$600 per ounce, to pay an additional 10% of the revenue difference between the spot gold price, in Australian dollars per ounce, and the price of A$600 per ounce.

In fiscal 2010, Gold Fields acquired, for cash, 100% of Glencar Mining Plc., a company whose principal asset, and only defined resource, is the Komana project in Southern Mali, West Africa. The cash consideration paid was $43.0 million.

11.	GOODWILL

Balance at beginning of the year	1,084.7	1,092.8
Translation adjustment	70.2	(8.1)

Balance at end of the year	1,154.9	1,084.7

The goodwill arose on the acquisition of South Deep and was attributable to the upside potential of the asset, deferred tax and other factors. The total goodwill has been allocated to South Deep, being the reporting unit where it is tested for impairment as part of the reporting unit.

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

Based on management’s assessment, no impairment to the goodwill was required at June 30, 2010. Management’s estimates and assumptions for the goodwill impairment test include:

•

Long-term gold price of R260,000 per kilogram ($1,100 per ounce at an exchange rate of R7.35 to $1.00) for fiscal 2011, R260,000 per kilogram ($1,000 per ounce at an exchange rate of R8.09 to $1.00) in fiscal 2012 and R290,000 per kilogram ($1,000 per ounce at an exchange rate of R9.02 to $1.00) for the remainder of the life of mine. The South Deep life of mine is 42 years.

•	Discount rate of 6.1% – 6.8% based on a calculated weighted average cost of capital to Gold Fields;

•	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	Expected cash flows associated with value beyond proven and probable reserves.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

12.	NON-CURRENT INVESTMENTS.

	2010 $ m	2009 $ m

Listed investments (a)	76.8	312.4
Unlisted investments	1.3	0.8
Investments held by environmental trust funds (b)	133.8	110.0
Equity investees (c)	29.6	51.2
Other investments	12.8	0.8

	254.3	475.2

(a)	Listed investments mainly consist of:

	2010		2009
	Number of shares	Market value, $ per share	Number of shares	Market value, $ per share
Sino Gold Limited(1)	—	—	57,968,029	3.76
Mvelaphanda Resources Limited(2)	8,397,858	6.16	8,397,858	3.72
Conquest Mining Limited	51,783,388	0.30	51,783,388	0.34
GoldQuest Mining Corporattion	13,962,500	0.11	5,362,500	0.07
Troy Resources NL	—	—	3,130,400	0.91
Orezone Resources Inc(2)	—	—	5,208,333	0.43
Gold One International Limited	12,500,000	0.26	12,500,000	0.26
Glencar Mining Plc	—	—	27,431,197	0.01

(1)	During fiscal 2010, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado. Subsequently, a further four million top-up shares were received from Eldorado. All of the Eldorado shares, Including the top-up shares were liquidated during fiscal 2010, resulting in a total profit of $99.9 million, of which $53.6 million relating to the top-up shares was recognized as a gain on financial instruments

(2)	Three million of the Mvelaphanda shares are subject to a scrip lending agreement—see note 14 (e).

The fair value of listed investments at June 30, 2010 of $76.8 million (2009: $312.4 million) comprises a cost of $68.3 million (2009: $263.7 million) and a net unrealized gain of $8.5 million (2009: $48.7 million). The net unrealized gain comprises a gross unrealized gain of $10.9 million (2009: $65.2 million) partly offset by a gross unrealized loss of $2.4 million (2009: $16.5 million). The gross unrealized loss of $2.4 million (2008: $16.5 million) comprises 4 equity investments (2009: 8) in listed entities. None of these equity investments have been in a continuous unrealized loss position for more than 12 months. A realized gain of $111.7 million was reclassified from equity for the year ended June 30, 2010 (2009: net loss of $16.1 million, 2008: net gain of $3.7 million).

(b)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term investments and the costs of these investments approximate their fair value. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s South African mines. While the asset is under the Group’s control, it is not available for the general purposes of the Group’s. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 15, “Provision for Environmental Rehabilitation”.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(c)	Equity investees comprise the following at June 30, 2010 and 2009:

	Description of business	Ownership %		Market value
Investment		2010	2009	2010	2009
Rusoro Mining Limited	Gold mining	26.4	26.4	31.1	48.4
Rand Refinery Limited	Refining of gold bullion and by-products	34.9	34.9	*	*

*	Not readily determinable

The carrying value of the equity investment in Rusoro:

	2010 $ m	2009 $ m

Balance at July 1	48.4	165.7
Share of current year loss	(31.1)	(5.1)
Other comprehensive income movements	0.8	(0.3)
Dilution loss recognized in statement of changes in shareholders’ equity	—	(24.5)
Impairment of investment	—	(87.4)

Balance at June 30	18.2	48.4

Rusoro, a company listed on the TSX Venture Exchange, is a junior gold producer with a large land position in the Bolivar State gold region of southern Venezuela. Gold Fields interest in Rusoro at June 20, 2010 was 26.4% (2009: 26.4%).

The investment in Rusoro was impaired to market value on June 30, 2009.

The summarized financial information of Rusoro, is shown below:

	2010 $ m	2009 $ m
Current assets	64.3	95.3
Non-current assets	956.7	882.2
Current liabilities	95.1	34.6
Non-current liabilities	355.5	311.8
Equity (including non-controlling interests)	570.4	631.1

Revenues	98.5	76.8
Gross income/(loss)	9.4	(6.0)
Net loss	(117.6)	(30.7)

The Group acquired its interest in Rusoro on November 30, 2007.

The carrying value of the equity investment in Rand Refinery Limited (“Rand Refinery”):

	2010 $ m	2009 $ m
Balance at July 1	2.8	5.4
Share of current year profits recognized	8.4	1.5
Dividend received	—	(4.2)
Translation	0.2	0.1

Balance at June 30	11.4	2.8

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

During the years ended June 30, 2010 and 2009, the Company received dividends from Rand Refinery of $nil million and $4.2 million, respectively.

Rand Refinery acts as a sale agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. At June 30, 2010 an amount of $64.1 million included in amounts receivable was owing from Rand Refinery (2009: $50.5 million) was included in Receivables.

13.	ACCOUNTS PAYABLE AND PROVISIONS

	2010 $ m	2009 $ m
Trade payables	158.3	191.8
Accruals	219.9	214.6
Payroll and other compensation	72.8	57.5
Leave pay accrual	61.8	50.7
Short term portion of deferred income and mining tax	7.7	7.1
Other	31.4	11.8

	551.9	533.5

14.	SHORT-TERM AND LONG-TERM LOANS

	2010 $ m	2009 $ m
Collateralized
—Split-tenor revolving credit facility (a)	430.0	498.5
—Syndicated revolving loan facility (b)	—	72.0
—Project finance facility (c)	100.0	150.0
—Preference shares (d)	96.3	84.9
—Scrip loan (e)	19.0	—
Uncollateralized
—Domestic Medium Term Notes Program (f)	475.8	141.8
—Short-term syndicated facility (g)	—	20.0
—Other loans (h)	—	136.5

	1,121.1	1,103.7
Short-term loans and current portion of long-term loans	(691.1)	(317.8)

Total long-term loans	430.0	785.9

(a) Split-tenor revolving credit facility

On May 16, 2007, GFIMSA, Orogen and GF Operations entered into a $750 million split-tenor revolving credit facility consisting of a $250 million 364-day revolving tranche with a twelve-month term out option (“Facility A”) and a $500 million 5-year revolving tranche (“Facility B”).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On April 28, 2008, Gold Fields exercised the term out option under Facility A which converted the full $250 million advance at that point into a term loan with a final maturity date of May 16, 2009. In terms of the facility agreement, Gold Fields had the option to repay the loan under Facility A early in whole or in part by giving 5 days’ prior notice. Facility B matures on May 16, 2012. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On June 30, 2008, Orogen had borrowed $73 million and $121 million under Facility A and Facility B respectively. GF Operations had $177 million and $141 million outstanding under Facility A and Facility B respectively on the same date.

On various dates during fiscal 2009, Orogen drew down a further $120 million under Facility B. On May 15, 2009, GF Operations drew down $118 million under Facility B to partly refinance its maturing loan under Facility A. The balance of the GF Operations loan outstanding under Facility A of $59 million was refinanced with the $311 million syndicated revolving loan facility, which is detailed below in b). Also on May 15, 2009, Orogen repaid $16 million of its portion of the maturing Facility A and refinanced the remaining $57 million with the $311 million syndicated revolving loan facility.

On September 17, 2009, Gold Fields utilised $259 million of the proceeds from the sale of the shares in Eldorado Gold Corporation to fully settle GF Operations borrowings under facility B. Subsequently, on various dates, Orogen drew down $221 million to refinance more expensive debt under the $311 million syndicated revolving loan facility. Orogen also repaid $32 million during year.

The outstanding borrowings of Orogen, all under Facility B, at June 30, 2010 were $430 million (2009: $498.5 million). The loan under Facility B bears interest at LIBOR plus a margin of 0.30% per annum.

Borrowings under the Revolving Credit Facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GF Operations.

	2010 $ m	2009 $ m
Balance at beginning of year	498.5	510.5
Loan advanced, net of transaction costs	221.0	138.0
Loan repayments	(289.5)	(150.0)

Balance at end of year	430.0	498.5

(b) Syndicated revolving loan facility

On May 7, 2009, GFIMSA, Orogen and GF Operations entered into a 364-day $311 million syndicated revolving loan facility with an option to extend the term on the same terms for an additional 364 days from the date of the original final maturity (“Extension Option”). At any time prior to the date of final maturity, Gold Fields had the option to convert all advances outstanding under this facility into a term loan with a final maturity date being no more than 24 months after the signing date of the facility (“the Term Out Option”). The Extension Option was not exercisable if the Term Out Option had been exercised. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On May 15, 2009, GF Operations and Orogen drew down $59 million and $57 million respectively under this facility to refinance their respective portion of the loans maturing under Facility A of the Split-tenor revolving credit facility. On June 15, 2009, GF Operations repaid $44 million of its loan.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On various dates during July 2009, Orogen drew down a total of $50 million for the funding of the Glencar Mining acquisition. During August 2009, Orogen drew down $150 million to partly fund the termination of the Morgan Stanley Royalty Agreement at St Ives.

On September 17, 2009, Gold Fields utilised $15 million, of the proceeds from the sale of the shares in Eldorado Gold Corporation to fully settle GF Operations borrowings under this Facility. On September 22, 2009, Orogen repaid $36 million of its loan.

Subsequently, Orogen refinanced the outstanding balance under the facility of $221 million with the Split-tenor revolving credit facility.

The facility bore interest at LIBOR plus a margin of 2.75% per annum. The borrowers were required to pay a quarterly commitment fee of 1.10% per annum, payable on the undrawn portion of the facility. Neither the extension Option or the Term Out option had been exercised and the facility expired on May 7, 2010.

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GF Operations.

	2010 $ m	2009 $ m
Balance at beginning of year	72.0	—
Loan advanced, net of transaction costs	200.0	116.0
Loan repayments	(272.0)	(44.0)

Balance at end of year	—	72.0

(c) Project Finance Facility

On November 14, 2006, Gold Fields La Cima entered into a $150 million project finance facility with a number of lenders. The purpose of the facility was to finance the project costs related to the development of the Cerro Corona copper-gold porphyry deposit located in the Hualgayoc province in the Cajamarca region in northern Peru.

The loan bears interest at a margin over LIBOR of:

— 0.45% during the pre-completion phase (i.e. prior to the financial completion date), and

— between 1.25% and 1.75% thereafter.

Scheduled principal payments are in 16 semi-annual instalments of various amounts ranging from 4.75% to 6.75% of the principal amount. The final instalment is due on the tenth anniversary of the signing date. Principal and voluntary repayment during fiscal 2010 totalled $50 million. The outstanding loan balance at June 30, 2010 was $100 million (2009: $150 million).

During the pre-completion phase the loan is guaranteed by Gold Fields and Gold Fields Corona (BVI) Limited (a wholly owned subsidiary of Gold Fields). The facility is secured by, among other things, pledges of and mortages over the assets and properties of Gold Fields La Cima.

In accordance with the Facility Agreement, the financial completion date (i.e. the date on which the Guarantees fall away and the Facility goes non-recourse) must occur before 14 November 2010. Gold Fields La Cima however intends to refinance this facility before this date.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On September 17, 2010, Gold Fields La Cima entered into a non-revolving senior secured term loan for up to US$200 million with The Bank of Nova Scotia and Banco de Crédito del Perú. The purpose of this facility is to (i) repay Gold Fields La Cima’s outstanding subordinated loans with its affiliates; and (ii) to finance its working capital requirements.

On September 22, 2010, the lenders advanced US$200 million to Gold Fields La Cima under this facility. The facility amount shall be repaid in 20 equal quarterly instalments of US$10 million each. The final maturity date of this facility is 5 years from the disbursement date.

Borrowings under the non-revolving senior secured term loan are secured by first-ranking assignments of all rights, title and interest in all of Gold Fields La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of Gold Fields La Cima will be subject to an Account Control Agreement and a first ranking charge in favour of the lenders. This facility will be non-recourse to the rest of the Gold Fields group.

	2010	2009
	$ m	$ m
Balance at beginning of year	150.0	150.0
Loan repayments	(50.0)	—

Balance at end of year	100.0	150.0

(d) Preference shares

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

	2010	2009
	$ m	$ m
Balance at beginning of year	84.9	172.0
Preference Shares issued	—	—
Preference share dividend	5.9	9.8
Redemptions	—	(63.5)
Translation	5.5	(33.4)

Balance at end of year	96.3	84.9

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(e) Scrip loan

	2010 $ m	2009 $ m
Loans advanced	19.5	—
Translation	(0.5)	—

Balance at end of year	19.0	—

On 26 March 2010, GFL Mining Services (“GFLMS”) entered into a Scrip Lending agreement with a South African Bank in terms of which GFLMS agreed to lend 3 million of its securities in Mvelaphanda Resources Limited for an initial cash collateral of $19.5 million (R144 million). The market value of the collateral delivered by Nedcor to GFLMS on each settlement date shall represent not less than the market value of the loaned securities on that date together with a margin of 5% per annum.

The agreement provides for the substantial risks and rewards on ownership inherent in the securities to be retained by GFLMS (i.e. equity price risk) and as a consequence, GFLMS has transferred the legal right to receive cash flows (dividends) on the securities loaned to Nedcor. The agreement will terminate on March 26, 2011. In the event of unbundling of the assets of Mvelaphanda before the termination date, the agreement will terminate within thirty days of unbundling. GFLMS will be entitled to receive the unbundled assets.

Interest on the cash collateral held is calculated based on one month JIBAR rate and accrues daily and compounded monthly in arrears. The first interest settlement was on June 24, 2010. The next interest payment date will be on settlement.

At June 30, 2010, the value of the loaned securities was $19.0 million (R140 million). The outstanding liability against these securities was $19.0 million (R144 million).

(f) Domestic Medium Term Notes Program

On April 6, 2009, Gold Fields established a R10 billion Domestic Medium Term Notes Program (the “Program”) in terms of which Gold Fields may, from time to time, issue notes denominated in any currency. The notes will not be subject to any minimum and maximum maturity and the maximum aggregate nominal outstanding amount of all notes will not exceed R10 billion. The Program has been registered with the bond market of the JSE Limited (“JSE”) and the notes issued can be listed on the JSE or not.

Under the Program Gold Fields issued listed notes totalling $1,044.9 million (2009: $133.5 million) and settled listed maturing notes totalling $721.9 million (2009: nil). The different notes issued mature 3, 6 or 12 months from date of issue and bear interest at JIBAR plus a margin ranging from 0.51% to 1.00% per annum.

The outstanding issued notes under the Program at June 30, 2010 were $475.8 million (2009: $141.8 million).

The Notes under the Program are guaranteed by GFIMSA, GF Holdings, Orogen and GF Operations.

Notes under the Program are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GF Operations.

	2010 $ m	2009 $ m
Balance at beginning of year	141.8	—
Notes issued	1,044.9	133.5
Settlements	(721.9)	—
Translation	11.0	8.3

Balance at end of year	475.8	141.8

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(g) Short-term syndicated facility

Gold Fields Ghana Limited entered into a twelve month $20 million syndicated facility. The facility was used for working capital requirements associated with the expansion of the carbon-in-leach (“CIL”) plant at the Tarkwa mine and related capital expenditure. The loan bore interest at LIBOR plus a margin of 3.0% per annum.

In December 2008, Tarkwa drew down $20 million under the loan. The principal payments under the loan are scheduled monthly, beginning on June 30, 2009 as follows: $2 million for the first four months and $4 million for the last three months beginning June 30, 2009. The final instalment was due on December 31, 2009.

	2010 $ m	2009 $ m
Balance at beginning of year	20.0	—
Loan advanced	—	20.0
Repayments	(20.0)	—

Balance at end of year	—	20.0

(h) Other loans

	2010 $ m	2009 $ m
Balance at beginning of year	136.5	0.2
Loans advanced	134.5	904.8
Loans repaid	(284.1)	(736.0)
Translation	13.1	(32.5)

Balance at end of year	—	136.5

Short-term credit facilities: On August 21, 2007, GFIMSA entered into a R500 million ($66.1 million) 364-day revolving credit facility. Borrowings under this facility were guaranteed by Gold Fields.

On September 22, 2008, this facility was renegotiated as a short term facility expiring on October 21, 2008. With effect from November 11, 2008, this facility was again reinstated as a 364-day facility expiring on November 10, 2009. This facility bore interest at JIBAR plus a margin of 1.20% per annum.

On January 31, 2008, GFIMSA, GF Operations, Orogen and GFL Mining Services Limited entered into a R1 billion ($132.1 million) 364-day revolving credit facility effective May 15, 2008. The facility was to be used for capital expenditure in respect of gold mining projects, general corporate and working capital requirements. Borrowings under the facility were guaranteed by Gold Fields, GF Holdings, GF Operations, Orogen and GFIMSA and bore interest at JIBAR plus 0.70% per annum. Gold Fields paid a quarterly commitment fee of 0.15% per annum on any undrawn amounts under the facility. This facility expired on May 14, 2009.

The Group utilised the above-mentioned ABSA facilities with other uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations. The total draw-downs in fiscal 2010 were $134.5 million and $904.8 million in fiscal 2009. Total repayments were $284.1 million in fiscal 2010 and $736.0 million in fiscal 2009. The repayments were made from cash generated by operations and from the proceeds of issuing notes under the Program.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

$450 million syndicated revolving credit facility: On May 12, 2010, GFIMSA, Orogen and GF Operations entered into a $450 million syndicated revolving loan facility with an option to increase the Facility to $550 million within six months from signing date. The purpose of the facilities was to refinance existing facilities, for general corporate purposes and working capital.

This facility was unutilised at year end. The final maturity of this facility is September 30, 2013.

The facility bears interest at LIBOR plus a margin of 1.75% per annum. Where the utilisation under the Facility is equal to or greater than 50%, a utilisation fee of 0.25% per annum will be payable on the amount of utilisations. Such utilisation fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.70% per annum.

Borrowings under these facilities are guaranteed by Gold Fields, GF Holdings, GF Operations, Orogen and GFIMSA.

R3.0 billion long-term revolving credit facilities: GFIMSA and GF Operations (the “Borrowers”) entered into three separate revolving credit facilities totalling R3.0 billion with tenors between three and five years. The facilities will be utilised for capital expenditure, general corporate and working capital requirements and the refinancing of existing debt. These facilities were untilised at year-end.

These facilities bear interest at JIBAR plus a margin of between 2.85% and 3.00% per annum. The Borrowers are required to pay a commitment fee of between 0.75% and 0.90% per annum on the undrawn and un-cancelled amounts of the facility, calculated and payable either quarterly or semi-annually in arrears. In summary the facilities are:

—	a R1.0 billion ($132.1 million) revolving credit facility maturing December 17, 2012;

—	a R500 million ($66.1 million) revolving credit facility maturing March 10, 2013; and

—	a R1.5 billion ($198.2 million) revolving credit facility maturing June 10, 2014.

Borrowings under these facilities are guaranteed by Gold Fields, GF Holdings, GF Operations, Orogen and GFIMSA.

(i) Debt maturity ladder

The combined aggregate maturities of short and long-term loans for each of the next five years at June 30, 2010 is tabulated below:

Maturity (in years)	$
1	691.1
2	430.0
Thereafter	—

1,121.1

At June 30, 2010, Gold Fields was in Compliance with its debt covenants.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

15.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Group has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	2010 $ m	2009 $ m
Asset retirement obligations
Balance at July 1	236.9	216.2
Addition to liabilities	11.9	19.2
Liabilities settled	(4.3)	(4.0)
Accretion of liability	19.3	13.9
Foreign currency translation adjustment	11.9	(8.4)

Balance at June 30	275.7	236.9

The Group intends to finance the ultimate rehabilitation costs of the South African operations from the monies invested with the environmental trust fund, ongoing contributions, as well as the proceeds of the sale of assets and gold from plant clean-up at the time of mine closure.

16.	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	2010 $ m	2009 $ m
Gold Fields Group (excluding South Deep) accrued post-retirement health care costs (a)	2.6	11.0
South Deep accrued post-retirement health care costs (b)	0.2	0.4

Gold Fields Group accrued post-retirement health care costs	2.8	11.4

The Group is exposed to obligations for post-retirement health care costs under two separate schemes, the Gold Fields Group (excluding South Deep) health care scheme and the South Deep health care scheme.

(a) Gold Fields Group (excluding South Deep) accrued post-retirement health care costs

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.2 million in fiscal 2010 (2009: $0.1 million and 2008: $0.2 million). The obligation has been actuarially valued at June 30, 2010 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following table sets forth the funded status and amounts recognized by the Group (excluding South Deep) for post-retirement health care costs:

	2010 $ m	2009 $ m
Actuarial present value	2.6	11.0
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	2.6	11.0
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	2.6	11.0

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	11.0	7.2
Service costs	0.9	0.6
Contributions paid	(0.2)	(0.1)
(Release of)/additional cross subsidization liability	(9.7)	2.9
Foreign currency translation adjustment	0.6	0.4

Balance at end of year	2.6	11.0

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0% per annum (2009: 7.0%) and a discount rate of 9.0% per annum (2009: 8.375%).

	2010 $ m	2009 $ m
Service costs	0.9	0.6

Net periodic benefit cost	0.9	0.6

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for 2010 by $0.1 million (2009: $0.2 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2010 would be an increase of $0.2 million (2009: $1.0 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for 2010 by $0.01 million (2009: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at fiscal year-end 2010 would be a decrease of $0.2 million (2009: $0.9 million).

(b) South Deep accrued post-retirement health care costs

As part of the acquisition of South Deep, the post-retirement health care cost liability was assumed. The Group has certain liabilities to provide fixed monthly post-retirement medical benefits to certain pensioners and dependents of ex-employees. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.1 million in fiscal 2010 (2009:$0.1 million). The obligation was actuarially valued at June 30, 2010 and the outstanding contributions will be funded until December 31, 2011.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following table sets forth the funded status and amounts recognized by the Group for post-retirement health care costs:

	2010 $ m	2009 $ m
Actuarial present value	0.2	0.4
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	0.2	0.4
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	0.2	0.4

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	0.4	0.7
Service costs	—	0.1
Contributions paid	(0.1)	(0.1)
Release of cross subsidization liability	(0.2)	(0.1)
Foreign currency translation adjustment	0.1	(0.2)

Balance at end of year	0.2	0.4

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0% per annum (2009: 7.0%) and a discount rate of 9.0% per annum (2009: 8.375%).

	2010 $ m	2009 $ m
The net periodic benefit cost is explained as follows:
Service costs	—	0.1

Net periodic benefit cost	—	0.1

An increase or decrease in assumed health care trend rates would not have affected the interest cost for fiscal 2010 and 2009. A change in the medical inflation assumption does not affect the employer liability as the subsidy does not escalate. The monthly contributions will remain constant.

17.	EMPLOYEE BENEFIT PLANS

Retirement benefits

Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the Company’s defined contribution plans for the year amounted to $76.0 million (2009: $57.0 million and 2008: $68.0 million).

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
Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price
			Rand	$
Outstanding at June 30, 2007	1,855,452	1,765,540	124.75	17.45
Granted during the year	4,238,161	2,569,481	105.97	14.58
Exercised and released	(21,933)	—	—	—
Forfeited	(674,793)	(497,084)	118.77	16.34

Outstanding at June 30, 2008	5,396,887	3,837,937	112.73	14.09
Granted during the year	2,616,171	1,311,271	108.90	12.09
Exercised and released	(73,954)	—	—	—
Forfeited	(880,240)	(539,582)	121.07	13.44
Conditions for vesting not met	(226,900)	—	—	—

Outstanding at June 30, 2009	6,831,964	4,609,626	111.50	13.83
Granted during the year	3,177,552	1,564,217	90.84	11.98
Exercised and released	(341,309)	—	—	—
Forfeited	(619,793)	(513,571)	109.40	14.43
Conditions for vesting not met	(609,751)	—	—	—

Outstanding at June 30, 2010	8,438,663	5,660,272	106.00	14.00

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. The PVRS due to vest in fiscal 2009 did not meet the vesting conditions. None of the PVRS granted during the years ended June 30, 2010, 2009 or 2008 were exercisable on June 30, 2010.

At the time the 2005 Plan was first implemented, the release of PVRS was subject to, among other things, the Group’s relative performance on the Philadelphia XAU Index (“XAU Index”). In fiscal 2008, it became evident that the XAU Index was not representative of Gold Fields’ peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields’ peer competitors. Accordingly instead of using the XAU Index, Gold Fields’ performance is therefore measured against only five gold mining companies whom it believes can be regarded as its peer competitors.

The incremental fair value resulting from the modification amounted to $17.1 million which is being expensed over the remaining vesting period of the restricted shares, with $3.2 million, $4.7 million and $2.1 million having been included in Share-based compensation for fiscal 2010, 2009 and 2008 respectively.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. 904.809 SARS granted during the year ended June 30, 2006 were exercisable on June 30, 2010. The average exercise price for SARS outstanding at June 30, 2010 was R106.00 ($14.00).

The following tables summarize information relating to the options outstanding at June 30, 2010.

	Outstanding options
	Price range		Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	$			Rand	$
Range of prices	69.48 – 124.19	8.62 – 15.41	4,604,378	3.65	101.61	13.42
	124.20 – 127.72	15.41 – 15.85	1,055,894	2.21	124.74	16.48

Total			5,660,272	3.39	106.00	14.00

The PVRS have not been included in the table above as they do not have an expiry date and are granted for no consideration.

GF Management Incentive Scheme: Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 1,352,633 ordinary shares were outstanding under The GF Management Incentive Scheme as of September 30, 2010, of which options to purchase 207,434 ordinary shares at a weighted average price of Rand 99.51 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 46.23 and Rand 154.65 per ordinary share and they expire between July 7, 2009 and February 20, 2014. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The first allocations were made under The 2005 Plan in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date. A total of 5% of the Company’s issued ordinary share capital, being 35,311,809 shares as of September 30, 2010, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

At the annual general meeting held on October 31, 2001, the shareholders approved an increase in the maximum number of shares to 5% of the Company’s issued ordinary shares as at June 30, 2001, being 22,791,830 shares. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the options granted under the GF Management Scheme are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding at July 1, 2007	5,584,973	76.66	10.72
Granted during the year	—	—	—
Exercised and released	(990,175)	71.82	9.88
Forfeited	(382,579)	72.33	9.95

Outstanding at July 1, 2008	4,212,219	78.38	9.80
Granted during the year	—	—	—
Exercised and released	(1,367,882)	69.69	7.73
Forfeited	(539,916)	105.39	11.70

Outstanding at July 1, 2009	2,304,421	77.20	9.58
Granted during the year	—	—	—
Exercised and released	(778,172)	74.62	9.84
Forfeited	(173,616)	97.01	12.80

Outstanding at July 1, 2010	1,352,633	76.15	10.06

In terms of the GF Management Scheme rules, options currently expire no later than seven years from the grant date and vest as follows: upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. The options exercisable on June 30, 2010, 2009 and 2008 were 1,352,633, 2,266,799 and 3,307,624 respectively. The range of exercise prices for options outstanding at June 30, 2010 was R46.23 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

No further allocations are being made under the GF Management Incentive Scheme in view of the Gold Fields Limited 2005 Share Plan. However, during fiscal 2010 and 2009 some share option expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification was accounted for in each respective fiscal year as follows; $0.1 million in fiscal 2010 and $0.9 million in fiscal 2009.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following directors were affected by the modification:

	Fiscal 2010			Fiscal 2009
	Number of options	Weighted average price (Rand)	Contractual life extended by (years)	Number of options	Weighted average price (Rand)	Contractual life extended by (years)
Executive directors
Nicholas J. Holland	13,334	46.23	0.87	172,499	76.59	0.38
Terence P. Goodlace	—	—	—	3,167	154.65	0.01
Non-Executive directors
Kofi Ansah	—	—	—	6,700	68.59	0.39
Rupert L. Pennant-Rea	5,000	110.03	0.71	25,000	84.79	0.39
Chris I. Von Christierson	10,000	110.03	0.71	20,000	99.21	0.39
Alan J. Wright	10,000	110.03	0.71	55,000	68.41	0.39

The following tables summarize information relating to the options outstanding at June 30, 2010:

			Outstanding options
	Rand	$	Number of options	Contractual life (in years)	Weighted average exercise price
					Rand	$
Range of prices	46.23 – 84.99	6.11 – 11.23	1,081,025	1.37	69.29	9.15
	85.00 – 109.99	11.23 – 14.53	187,708	0.73	92.95	12.28
	110.00 – 34.99	11.53 – 17.83	56,400	1.10	117.25	15.49
	135.00 – 159.99	17.83 – 21.13	27,500	1.04	146.71	19.38

Total			1,352,633	1.26	76.15	10.06

			Exercisable options
	Price range		Number of options	Weighted average exercise price
	Rand	$		Rand	$
Range of prices	46.23 – 84.99	6.11 – 11.23	1,081,025	69.29	9.15
	85.00 – 109.99	11.23 – 14.53	187,708	92.95	12.28
	110.00 – 134.99	11.53 – 17.83	56,400	117.25	15.49
	135.00 – 159.99	17.83 – 21.13	27,500	146.71	19.38

Total			1,352,633	76.15	10.06

These options will expire if not exercised at specific dates ranging from July 1, 2010 to February 20, 2013. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2010 and 2009 ranged from R87.54 to R116.00.

The Gold Fields Limited 2005 Non-Executive Director Share Plan: At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Non-Executive Share Plan, or The 2005 Non-Executive Plan. Participants in The 2005 Non-Executive Plan will be non-executive directors of Gold Fields who are not members of the Non-Executive Directors Remuneration Committee, which is a committee comprising the Chief Executive Officer and two representatives of shareholders of Gold Fields nominated by the Chief Executive Officer under The GF Non-Executive Director Share Plan. The Plan provides for the release of restricted shares awarded to the non-executive directors three

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 47,300 shares were authorized at Gold Fields’ annual general meeting on November 4, 2009.

Details of the restricted shares granted under this Plan are as follows:

No of restricted shares
Outstanding at June 30, 2007	51,000
Granted during the year	29,600
Exercised and released	—
Forfeited	—
Outstanding at June 30, 2008	80,600

Granted during the year	52,600
Exercised and released	(33,000)
Forfeited	—

Outstanding at June 30, 2009	100,200
Granted during the year	47,300
Exercised and released	(11,622)
Forfeited	—

Outstanding at June 30, 2010	135,878

The restricted shares have not been split per range as they do not have an expiry date and are granted for no consideration. In addition, none of the vested instruments were exercisable at June 30, 2010.

During fiscal 2008, the terms of the restricted shares granted to non-executive directors were modified in the same way as the PVRS granted under the Gold Fields Limited 2005 Share Plan. The incremental fair value resulting from the modification amounted to $0.5 million and is being expensed over the remaining life of the options and the portion relating to fiscal 2010, 2009 and fiscal 2008 amounted to $0.2 million, $0.2 million and $0.1 million respectively and are included in share-based compensation for fiscal 2010, 2009 and fiscal 2008.

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

The exercise prices of all outstanding options granted under this plan range between Rand 68.59 and Rand 110.03 per ordinary share, and they expire between June 30, 2010 and February 19, 2012.

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

The following tables summarize information relating to the options outstanding at June 30, 2010. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the Plan are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding as of June 30, 2007	174,400	83.47	11.67
Granted during the year	—	—	—
Exercised and released	(27,700)	81.71	11.24

Outstanding as of June 30, 2008	146,700	83.81	10.48
Granted during the year	—	—	—
Exercised and released	(25,000)	43.70	4.85
Forfeited	(40,000)	99.21	11.01

Outstanding as of June 30, 2009	81,700	88.54	10.99
Granted during the year	—	—	—
Exercised and released	—	—	—
Forfeited	—	—	—

Outstanding as of June 30, 2010	81,700	88.54	11.70

The following tables summarize information relating to options outstanding under the Plan as of June 30, 2010:

			Outstanding options
	Rand	$	Number of options	Contractual life years	Weighted average Exercise price
					Rand	$
Range of prices	65.56 – 88.37	8.66 – 11.67	26,700	1.66	68.59	9.06
	88.38 – 110.03	11.68 – 14.54	55,000	0.23	98.22	12.98

			81,700	0.70	88.54	11.70

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

			Exercisable options
	Rand	$	Number of options	Contractual life years	Weighted average Exercise price
					Rand	$
Range of prices	65.56 – 88.37	8.13 – 10.96	26,700	1.66	68.59	9.06
	88.38 – 110.03	10.97 – 13.65	55,000	0.23	98.22	12.98

			81,700	0.70	88.54	11.70

These options will expire if not exercised at specific dates ranging from June 30, 2010 to February 19, 2012. Market prices of shares for which options were exercised during the fiscal years ended June 30, 2010 and 2009 ranged from R54.00 to R135.00.

The compensation cost related to awards not yet recognized under all four schemes amounts to $114.5m and is to be spread over three years.

The Group the Black Scholes Model to value the SARS. The inputs to the model for awards granted during the year were as follows:

	2010	2009
Weighted average exercise price—Rand	90.84	108.90
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	52.0%	51.7%
Expected term (years)	3.0 – 4.2	3.0 – 4.2
Long-term expected dividend yield	1.00%	1.80%
Weighted average risk free interest rate	7.90%	6.90%
Weighted average fair value—Rand	43.82	45.90

The Group uses the Monte-Carlo Simulation to value the PVRS. The inputs to the model for awards granted during the year were as follows:

	2010	2009
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	50.4%	67.8%
Expected term (years)	3.0	3.0
Historical dividend yield	1.40%	2.30%
Weighted average risk free interest rate (based on US interest rate)	0.2%	0.60%
Weighted average fair value—Rand	155.8	209.4

18.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

LME copper prices averaged $6,651 per ton during fiscal 2010 (2009: $4,919 per ton), compared with the Company’s recorded average provisional price of $6,273 per ton. The applicable forward copper price at the end of fiscal 2010 was $6,679 per ton. During fiscal 2010, decreasing copper prices resulted in a provisional pricing mark-to-market gain of $5.8 million (included in revenue). At June 30, 2010, the Company had copper sales of 7,270 tons priced at an average of $7,081 per ton, subject to final pricing in the third quarter of calendar 2010.

As at June 30, 2010, Gold Fields did not hold any derivative instruments to protect its exposure to adverse movements in copper commodity prices.

As at June 30, 2009, Gold Fields held the following derivative instruments to protect its exposure to adverse movements in foreign currency exchange rates and fluctuations in commodity prices.

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

LME copper prices averaged $4,919 per ton during fiscal 2009 ($4,322 per ton since September 2008 when copper centrate sales commenced at Cerro Corona), compared with the Company’s recorded average provisional price of $4,115 per ton. The applicable forward copper price at the end of fiscal 2009 was $4,057 per ton. During fiscal 2009, increasing copper prices resulted in a provisional pricing mark-to-market gain of $5.7 million (included in revenue). At June 30, 2009, the Company had copper sales of 9,950 tons priced at an average of $3,571 per ton, subject to final pricing in the first quarter of fiscal 2010

As at June 30, 2009, Gold Fields held the following derivative instruments to protect its exposure to adverse movements in copper commodity prices:

—	During June 2009 Gold Fields entered into copper concentrate forward sales contracts based on the expected production of copper concentrate at Cerro Corona. The forward sales contracts have a total notional amount of 8,705 tons of copper concentrate at an average forward price of $5,001 per ton and have monthly settlement dates between June 24, 2009 and June 23, 2010. The forward sales contracts have not been designated as hedging instruments and changes in the fair value of the contracts are recorded as part of gain/loss on financial instruments in the statement of operations.

—	During June 2009, Gold Fields also entered into copper concentrate zero cost collar contracts based on the expected production of copper concentrate at Cerro Corona. The zero cost collar contracts have a total nominal amount of 8,705 tons of copper concentrate with a floor price of $4,600 per ton and a ceiling price of $5,400 per ton. The zero cost collar contracts have a monthly settlement dates between June 24, 2009 and June 23, 2010. The zero cost collar contracts have not been designated as hedging instruments and changes in the fair value of the contracts are recorded as part of gain/loss on financial instruments in the statement of operations.

The following instruments were in existence during the year although they were closed out prior to year end:

As a result of the $551 million drawn down under the original bridge loan facility to settle mainly the close-out of the Western Areas gold derivative structure on January 30, 2007, US dollar/rand forward cover purchased during the March 2007 quarter to cover this amount. The balance of $274 million outstanding at 30 June 2009 had an expiry July 15, 2009, being the next interest repayment date on the loan, at an average forward rate of R8.0893.

At June 30, 2009 the unrealised foreign exchange loss on the revaluation of the $274 million loan was $26.1 million. This loss was offset by $26.1 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The forward cover was further extended to August 17, 2009 at a rate of R8.3839 and then to September 17, 2009 at a rate of R8.0387. On September 17, 2009 the forward cover of $274 million was settled as a result of the decision to repay the outstanding loan amount. At September 17, 2009 the realised foreign exchange loss on the settlement of the $274 million loan was $4.0 million. This loss was offset by $4.0 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279. During the fiscal 2010, $5.0 million of forward cover costs were accounted for as part of interest, as this forward cover had been designated as a hedging instrument.

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

Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of receivables, accounts payable and cash and cash equivalents are a reasonable estimate of their fair values due to the short-term maturity of such instruments. The investments in the environmental trust fund approximate fair value, as the monies are invested in short-term maturity investments. The listed investments are carried at market value. Long-term loans, approximate fair value as they are subject to market based floating rates.

The estimated fair values of the Group’s financial instruments are:

	June 30, 2010		June 30, 2009
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	500.7	500.7	357.5	357.5
Receivables	305.4	305.4	383.5	383.5
Non-current investments	254.3	254.3	475.2	475.2
Financial liabilities
Long-term loans	430.0	430.0	785.9	785.9
Accounts payable and provisions	551.9	551.9	533.5	533.5
Financial instruments	—	—	1.7	1.7
Interest payable	4.5	4.5	14.4	14.4
Bank overdraft	—	—	9.7	9.7
Current portion of long-term loans	691.1	691.1	317.8	317.8
Other non-current assets	—	—	3.9	3.9

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

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

The following table sets forth our financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by ASC fair value guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at June 30, 2010
	Total $ m	Level 1 $ m	Level 2 $ m	Level 3 $ m
Assets:
Cash equivalents	41.5	41.5	—	—
Listed investments	76.8	76.8	—	—
Investments held by environmental trust funds	133.8	80.3	53.5	—
Unlisted investments	1.3	—	—	1.3
Trade receivable from provisional copper concentrate sales, net	45.7	45.7	—	—

	299.1	297.8	—	1.3

	Fair value at June 30, 2009
	Total $ m	Level 1 $ m	Level 2 $ m	Level 3 $ m
Assets:
Cash equivalents	63.4	63.4	—	—
Listed investments	312.4	312.4	—	—
Investments held by environmental trust funds	110.0	86.9	23.1	—
Unlisted investments	0.8	—	—	0.8
Trade receivable from provisional copper concentrate sales, net	54.0	54.0	—	—

	540.6	539.8	—	0.8

Liabilities:
Financial instruments	1.7	—	1.7	—

	1.7	—	1.7	—

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Group investments held in environmental funds primarily comprise interest bearing short-term investments which are valued using quoted market prices.

The Group’s net trade receivable from provisional copper and gold concentrate sales is valued using quoted market prices based on the forward London Metal Exchange and classified within level 1 of the fair value hierarchy.

The Group’s financial instruments are valued using pricing models and classified within level 2 of the fair value hierarchy. Where possible, the values produced by the valuation models are verified to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs.

The table below sets forth a summary of changes in the fair value of our Level 3 financial assets for the year ended June 30, 2010.

	2010 $ m	2009 $ m
Balance at the beginning of the year	0.8	27.8
Additions	0.9	—
Settlements	(0.7)	(20.0)
Impairments	(0.5)	—
Unrealized gain/(loss)	0.8	(1.7)
Translation loss	—	(5.2)

Balance at the end of the period	1.3	0.8

Unrealized gain of $0.8 million for the year was included in Accumulated other comprehensive loss. As of June 30, 2010, the assets classified within Level 3 of the fair value hierarchy represent 0.01% and 0.04% of the total assets and liabilities measured at fair value, respectively.

Derivative contracts as at June 30, 2010

Foreign currency contracts

There were no material outstanding foreign currency contracts at June 30, 2010.

Copper commodity contracts

There were no outstanding copper commodity contracts at June 30, 2010.

Derivative contracts as at June 30, 2009

Foreign currency contracts

The following tables summarize the foreign currency contracts held by the Company as at June 30, 2009:

$/ZAR currency contracts

	Forward sales
Maturity date	$m Notional	ZAR1=$ Strike price
July 15, 2009	274.0	0.1236

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

Copper commodity contracts

		Financial instruments
Maturity date		Notional Mts	Copper price $

July 23, 2009 – June 23, 2010	Forward sale	8,705.0	5001.0
July 23, 2009 – June 23, 2010	Zero cost collar	8,705.0	4,600.0 – 5,400.0

The mark-to-market value of these contracts amounted to a loss of $1.7 million at June 30, 2009, which value is based on the prevailing interest rates and volatility at the time.

19.	ADDITIONAL CASH FLOW INFORMATION

(a)	Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in net cash provided by operating activities:

	2010 $ m	2009 $ m	2008 $ m
Interest paid before capitalization	71.7	137.5	142.5

(b)	Non cash-items

Excluded from the statements of cash flows are the following:

i) For the year ended June 30, 2010

The $24.9 million gain on mark-to-market of listed investments.

ii) For the year ended June 30, 2009

The $122.4 million loss on mark-to-market of listed investments.

iii) For the year ended June 30, 2008

The $43.1 million gain on mark-to-market of listed investments.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

20.	COMMITMENTS

	2010 $ m	2009 $ m
Capital expenditure
—authorized
South Africa—Driefontein	143.5	141.6
South Africa—Kloof	198.9	194.3
South Africa—Beatrix	87.2	82.3
South Africa—South Deep(1)	568.9	435.7
Ghana—Tarkwa	148.9	35.8
Ghana—Damang	7.5	8.2
Peru—Cerro Corona	29.4	44.2
Australia—St Ives	58.1	14.9
Australia—Agnew	10.2	1.4
Other	0.2	0.3

	1,252.8	958.7

(1)	The capital expenditure for the South Deep capital development project is estimated at $1.1 billion (R8.4 billion) for the five year period 2010-2014. During fiscal 2010, $0.2 billion (R1.6 billion) was spent. Of the balance of $0.9 billion (R6.8 billion), $0.6 billion (R4.3 billion) has been authorised and is included in the above.

—contracted for	236.9	131.4
Other guarantees	2.6	3.1

Guarantees consist of $1.2 million to the Department of Minerals and Energy in South Africa and $1.4 million for numerous other obligations. The Group also provides environmental obligation guarantees with respect to its Ghanaian and Australian operations. These guarantees, amounting to $45.0 million at June 30, 2010, have not been included in the amount of guarantees of $2.6 million because they are fully provided for under the related asset retirement obligation.

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

22.	LINES OF CREDIT

The Group had unused lines of credit available amounting to $1,173.7 million at June 30, 2010 (2009: $632.6 million).

23.	RELATED PARTY TRANSACTIONS

Gold Fields believes that the transactions with related parties below have been conducted on terms at least as favorable to it as arm’s length terms.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years materially indebted to Gold Fields.

New Africa Mining Fund

John G Hopwood was a trustee of New Africa Mining Fund and Chair of the New Africa Mining Fund Investment Committee until his death on March 19,2010. Gold Fields has been instrumental in the formation of the New Africa Mining Fund and is a significant investor in the fund. The fund has as its objectives the promotion of black economic empowerment and the transformation of the South African mining industry by facilitating junior mining projects.

As at June 30, 2010 Gold Fields Limited had contributed net $4.2 million.

Gold Fields previously provided a commitment to fund $6.6 million in total for an original commitment period of six years. This commitment period expired on February 28, 2009. No new investments are permitted but follow on investments of up to $7.4 million are allowed, the Gold Fields portion of which is estimated at approximately $0.7 million.

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

Rand Refinery

Rand Refinery, in which the Company holds a 34.9% interest, has an agreement with the Group whereby it refines all the Company’s South African and Ghanaian operations gold production. The Group’s chief executive officer is currently an alternate director of Rand Refinery and has held his directorship since September 30, 2008. Prior to this date, he had been a director since July 10, 2000. The Company paid Rand Refinery $2.4 million, $1.8 million and $2.2 million in refining fees for the years ended June 30, 2010, 2009 and 2008 respectively. Refer to note 12—Non-current Investments for amounts owing by Rand Refinery to the Company as at June 30, 2010 and 2009, and the dividends received from Rand Refinery for the years ended June 30, 2010 and 2009.

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

Absa Credit Facilities

Gill Marcus, a non-executive director of Gold Fields who retired from the Board on July 20, 2009, was the chairman of Absa Group Limited and Absa Bank Limited until July 2009. On May 15, 2009, a R1 billion 364-day revolving credit facility with Absa Capital, a division of Absa Bank Limited, expired. On November 10, 2009, a R500 million 364-day revolving credit facility with Absa Capital also expired. Gold Fields has also established a Domestic Medium Term Note Program, or the DMTN Program, on April 6, 2009 with Absa Capital as the arranger, dealer and sponsoring member of the DMTN Program. Absa Capital has also been appointed as transfer, paying and calculation agent under the DMTN Program.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

24.	GEOGRAPHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa. The segment results have been prepared and presented based on management’s reporting format. Management prepares its financial records in accordance with International Financial Reporting Standards (“IFRS”) and reconciled IFRS information is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: in South Africa the Driefontein division, the Kloof division, the Beatrix division and the South Deep mine, in Ghana the Tarkwa and Damang mines, Australia, Venezuela (until fiscal 2008) and Peru, (starting in fiscal 2008). The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

	Fiscal year ended June 30, 2010
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	770.9	613.2	424.7	288.7	790.1	226.9	638.4	—	411.4	—	—	4,164.3
Operating costs(1)	(505.6)	(451.8)	(299.9)	(220.9)	(387.0)	(130.7)	(398.2)	—	(135.0)	—	(118.5)	(2,647.6)
Gold inventory change(2)	—	—	—	—	11.4	(2.1)	12.9	—	1.3	—	5.9	29.4

Operating profit	265.3	161.4	124.8	67.8	414.5	94.1	253.1	—	277.7	—	(112.6)	1,546.1
Amortization and depreciation	(82.0)	(105.6)	(71.5)	(59.7)	(111.0)	(17.2)	(116.8)	—	(55.3)	(19.1)	6.9	(631.3)

Net operating profit/(loss)	183.3	55.8	53.3	8.1	303.5	76.9	136.3	—	222.4	(19.1)	(105.7)	914.8
Exploration expenditure	—	—	—	—	—	—	—	—	—	(80.9)	(1.6)	(82.5)
Other items as detailed in statement of operations	(12.0)	(14.1)	(6.4)	(24.8)	(10.9)	(3.3)	(5.8)	—	(53.2)	145.2	4.4	19.1
Current taxation	(32.6)	(3.7)	(1.0)	(0.5)	(70.3)	(28.3)	(16.5)	—	(51.2)	(29.9)	—	(234.0)
Deferred taxation	(26.5)	(15.4)	(18.6)	6.5 *	(34.4)	0.5	(34.7)	—	(27.0)	3.5	21.7	(124.4)

Profit/(loss) after taxation	112.2	22.6	27.3	(10.7)	187.9	45.8	79.3	—	91.0	18.8	(81.2)	493.0

*	Indicative as tax is provided in the holding companies of South Deep

	Fiscal year ended June 30, 2010
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Balance sheet
Total assets	1,076.5	661.3	140.5	132.0	1,059.0	177.4	1,082.6	—	886.0	3,812.6	153.6	9,181.4
Total liabilities excluding deferred tax	307.2	142.8	(114.9)	78.9	144.6	36.7	157.9	—	218.0	1,109.2	(27.6)	2,052.8
Deferred tax liability/(asset)	263.6	236.9	107.5	—	180.0	17.1	138.2	—	33.3	(33.0)	46.6	990.2
Capital expenditure	150.3	145.7	85.8	212.8	148.6	29.8	158.2	—	85.6	4.5	(108.2)	913.1

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$47.5 million, Environmental rehabilitation—$19.3 million and Employee termination costs—$10.2 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal year ended June 30, 2009
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Statement of operations
Revenue	726.5	562.3	339.1	155.2	537.2	175.7	548.5	—	183.8	—	—	3,228.3
Operating costs(1)	(391.8)	(342.3)	(226.1)	(131.9)	(338.1)	(132.4)	(330.3)	—	(86.4)	—	(106.0)	(2,085.3)
Gold inventory change(2)	—	—	—	—	18.0	2.3	(1.1)	—	4.1	—	11.4	34.7

Operating profit	334.7	220.0	113.0	23.3	217.1	45.6	217.1	—	101.5	—	(94.6)	1,177.7
Amortization and depreciation	(69.4)	(76.9)	(48.3)	(31.4)	(55.0)	(18.8)	(104.9)	—	(38.9)	(16.2)	26.3	(433.5)

Net operating profit/(loss)	265.3	143.1	64.7	(8.1)	162.1	26.8	112.2	—	62.6	(16.2)	(68.4)	744.1
Exploration expenditure	—	—	—	—	—	—	—	—	—	(56.4)	(1.6)	(58.0)
Other items as detailed in statement of operations	(21.0)	(17.0)	(7.0)	6.1	(14.3)	(9.6)	0.4	—	(17.8)	(74.8)	20.1	(134.9)
Current taxation	(66.9)	(28.2)	(0.1)	—	(16.1)	(8.3)	(21.0)	—	(16.1)	(16.2)	—	(172.9)
Deferred taxation	(19.6)	(12.2)	(21.8)	0.8 *	(31.8)	0.3	(21.8)	—	(3.3)	21.1	(3.4)	(91.7)

Profit/(loss) after taxation	157.8	85.7	35.8	(1.2)	99.9	9.2	69.8	—	25.4	(142.5)	(53.3)	286.6

*	Indicative as tax is provided in the holding companies of South Deep

	Fiscal year ended June 30, 2009
	South Africa				Ghana		Australia	Venezuela	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Choco 10	Cerro Corona	Corporate and other	Reconciling items	Group Consolidated
Balance sheet
Total assets	968.0	725.4	262.2	146.9	939.3	152.6	872.7	—	820.9	3,208.2	238.9	8,335.1
Total liabilities excluding deferred tax	324.4	224.9	69.4	83.7	165.0	28.8	127.4	—	274.7	743.5	(35.5)	2,006.3
Deferred tax liability/(asset)	222.6	208.0	83.5	—	145.6	17.6	95.5	—	6.3	(18.8)	64.5	824.8
Capital expenditure	114.8	106.4	69.9	113.3	201.1	16.9	99.6	—	116.8	10.3	(88.8)	760.3

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$35.5 million, Environmental rehabilitation—$13.9 million and Employee termination costs—$21.0 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following provides a breakdown of the reconciling items for each line item presented

		2010 $ m	2009 $ m	2008 $ m
Operating costs
On-mine exploration	(k)	(18.3)	(24.3)	(25.8)
Provision for rehabilitation	(l)	1.7	4.7	2.9
Cut-backs	(j)	(90.0)	(64.3)	(67.1)
Deferred stripping	(n)	(11.9)	(22.1)	(30.4)

		(118.5)	(106.0)	(120.4)

Gold inventory
Inventory	(p)	4.5	6.3	18.4
Inventory stockpiles	(t)	1.4	5.1	1.0

		5.9	11.4	19.4

Amortization and depreciation
Business combination—formation of Original Gold Fields	(a)	(5.3)	(5.0)	(7.8)
Business combination—formation of Gold Fields	(b)	(3.3)	(2.8)	(3.4)
Business combination—purchase of St. Ives and Agnew	(c)	0.5	0.7	1.0
Business combination—purchase of Abosso	(d)	0.1	0.2	0.2
Amortization of reserves	(h)	(37.6)	0.6	(3.7)
Cut-backs	(j)	54.6	13.1	14.1
Amortization—inclusion of future costs	(i)	1.4	19.9	18.2
Amortization—capitalized interest	(s)	(6.6)	(1.7)	—
Provision for rehabilitation	(l)	3.1	1.3	(0.4)

		6.9	26.3	18.2

Exploration expenditure

Exploration costs	(k)	(1.6)	(1.6)	6.5

Other items as detailed in the statement of operations
Impairment of assets	(g)	—	(0.2)	(4.4)
Mvelaphanda transaction—interest paid	(r)	—	(32.4)	(51.4)
Mvelaphanda transaction—debt insurance costs	(r)	—	(0.5)	(0.9)
Mvelaphanda transaction—profit on close out of hedge	(r)	—	4.9	8.1
Interest capitalization	(t)	(5.2)	51.7	26.4
Profit on sale of Chocco 10	(o) (e)	—	—	7.1
Other		9.6	(3.3)	1.2

		4.4	20.1	(13.9)

Total liabilities excluding deferred income and mining taxes
Provision for rehabilitation	(l)	(27.6)	(44.0)	(35.7)
Mvelaphanda transaction—debt issuance cost	(r)	—	—	4.0
Mvelaphanda transaction—fair value hedge accounting	(r)	—	—	5.5
Mvelaphanda transaction—classification of instrument	(r)	—	—	306.7
Mvelaphanda transaction—interest paid	(r)	—	—	170.2
Other		—	8.5	4.9

		(27.6)	(35.5)	455.6

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

		2010 $ m	2009 $ m	2008 $ m
Total assets
Business combination—formation of Original Gold Fields	(a)	94.9	94.0	100.3
Business combination—formation Gold Fields	(b)	38.6	39.3	42.7
Business combination—purchase of St Ives and Agnew	(c)	(2.3)	(2.6)	(3.5)
Business combination—purchase of Abosso	(d)	(1.1)	(1.2)	(1.4)
Business combination—purchase of South Deep	(f)	544.5	512.9	516.0
Mvelaphanda transaction—debt issuance cost	(r)	—	—	0.6
Cutbacks	(j)	(210.9)	(174.6)	(124.3)
Amortization of reserves	(h)	(113.7)	(70.5)	(85.4)
Amortization—inclusion of future costs	(i)	64.4	63.0	50.2
Amortization—cut off between development and production	(u)	—	34.5	41.5
Amortization—Interest capitalised	(s)	(6.6)	—	—
Exploration costs	(k)	(206.2)	(172.6)	(164.5)
Provision for rehabilitation	(l)	(18.0)	(40.0)	(37.7)
Investments in affiliates	(m)	(16.7)	(3.4)	(68.9)
Deferred stripping	(n)	(84.8)	(107.7)	(99.8)
Inventory at net realizable value	(p)	18.8	14.2	8.5
Impairment of Agnew	(q)	(44.0)	(40.5)	(48.6)
Interest capitalization	(s)	98.7	97.5	40.1
Inventory stockpiles	(t)	(2.0)	(3.4)	(8.4)

		153.6	238.9	157.4

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

For management reporting purposes, any excess arising over the purchase price paid and the fair value of the net identifiable assets and liabilities acquired for additional interests in subsidiaries from non-controlling shareholders are recorded directly in equity (‘economic entity model’). Under US GAAP, prior to July 1, 2009 any excess over the purchased price paid and the fair value of the net identifiable assets and liabilities are recorded as goodwill (‘parent company model’).

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

For management reporting purposes, future mine development costs are included in mining assets in calculating depreciation and amortization at the Australian operations. Under US GAAP, future development costs are not included in the calculation of depreciation and amortization.

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

(m)	Investments in equity investees

For management reporting purposes, Gold Fields’ share of an equity investee’s losses in fiscal 2010, 2009 and 2008 was based on the latest available results of the equity investee at the time of preparation of the management report (results through March 31, 2010, 2009 and 2008). Under US GAAP, Gold Fields’ share of the equity investee’s losses was based on results of the equity investee through June 30, 2010, 2009 and 2008.

In addition under US GAAP, Gold Fields’ investment in an equity investee was written down to the market value of the investment at June 30, 2008, but not recorded for management reporting purposes. At June 30, 2009, Gold Fields investment in the equity investee was written down to market value for both management reporting purposes and U.S. GAAP.

(n)	Deferred stripping

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

(o)	Profit on disposal of Choco 10

The carrying value of assets and liabilities for management reporting purposes is different to that under US GAAP, which results in a different profit on disposal. See footnote (e), Business combination—purchase of Bolivar.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(p)	Inventory

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

(q)	Impairment of Agnew

For management reporting purposes the Agnew mine was not determined to be impaired. Under US GAAP the Agnew mine was determined to be impaired and an impairment charge was recognized.

(r)	Mvelaphanda transaction

—	Classification of instrument

For management reporting purposes the Mvela loan was split between a debt component and an equity component. Under US GAAP the Mvela loan was classified as debt.

—	Interest paid

Due to the classification of the Mvela loan as debt under US GAAP, additional interest was charged to the income statement.

—	Debt issuance cost

For management reporting purposes debt issuance cost is set off against debt. Under US GAAP debt issuance cost was recorded as a deferred cost within accounts receivable.

—	Fair value hedge accounting

For management reporting purposes only the amortizing swap was treated as a fair value hedge in relation to the debt component of the Mvela loan. Under US GAAP both the amortizing and accreting swap were treated as a fair value hedge as the entire loan is classified as debt.

—	Profit on close out of hedge

For management reporting purposes the profit on close-out of the interest rate swaps was accounted for in earnings at the time the swaps were closed out. Under US GAAP the profit was deferred and amortized to earnings over the life of the hedged item.

(s)	Interest capitalization

For management reporting purposes, borrowing costs were historically capitalized to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other that funding the operations of the Group. Under US GAAP, total outstanding debt financing is taken into account in calculating the amount of borrowing cost to be capitalized.

(t)	Inventory stockpiles

For management reporting purposes, previous impairment charges writing down stockpiles to net realizable values are reversed when the net realizable rises above the original cost. Under US GAAP, the net realizable value is deemed the new base cost and impairment charges are not reversed.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(u)	Amortization-cut-off between development and production

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

25	SUBSEQUENT EVENTS

South Deep new-order mining right

On August 5, 2010 Gold Fields announced that the Department of Mineral Resources (“DMR”) of South Africa had executed the new-order mining rights for the South Deep Gold Mine, a contiguous property called Uncle Harry’s.

Black Economic Empowerment transactions

Further to the award of the new-order mining rights to South Deep, Gold Fields also announced that the DMR had approved the following Black Economic Empowerment deals. The Group believes that these deals will ensure that the Gold Fields South African operations comply with the 2014 Black Economic Empowerment (BEE) ownership requirements.

a) Employee Share Ownership Plan (ESOP)—under the ESOP, Gold Fields, through its subsidiary GFI Mining South Africa (Pty) Limited (“GFIMSA”), a company that controls the South African assets, issued 13,525,394 unencumbered Gold Fields shares to approximately 47,100 GFIMSA employees on November 19, 2010. The issue of shares will represent an effective 10.75% in GFIMSA. The shares were issued to a trust. “Thusano”, which will house and administer the shares on behalf of the employees for 15 years. The shares carry full voting rights. The remaining empowerment transactions are expected to be concluded by the end of December 2010, subject to the satisfaction of certain suspensive conditions.

b) Broad-based BEE consortium (BEECO)—an estimated 600,000 Gold Fields Limited shares representing 1% of GFIMSA’s legacy assets in Beatrix, Driefontein and Kloof operating mines will be issued to BEECO.

c) Through a vendor financed deal, BEECO will acquire 10% of South Deep in a phased approach but at no cost to the empowerment consortium. The consortium will hold 10% of South Deep in the form of B-class shares with full ownership and voting rights. B-class shareholders will be entitled to a cumulative preference dividend of R20 million per annum for the first 10 years. Thereafter, the dividend will reduce in equal proportion as the B-class shares are converted to ordinary shares. One-third of the B-class shares will convert to ordinary shares after 10 years and every five years thereafter, one-third will convert until all the B-class shares fully convert to ordinary shares.

The empowerment company will retain ownership of South Deep for 30 years which is the term of the new-order mining right granted to South Deep.

Far Southeast Project

On September 20, 2010, Gold Fields Limited announced that it had entered into option agreements with Lepanto Consolidated Mining Company (Lepanto), a company listed in the Philippines, and Liberty Express

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Assets (Liberty), a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast (FSE) deposit in the Philippines.

The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling programme as part of a feasibility study on FSE. In October 2010, Gold Fields paid (i) $10 million in option fees to Lepanto; and (ii) US$44 million as a non-refundable down-payment to Liberty upon signing of the option agreements.

Should Gold Fields, after a 12-month period, decide to proceed with the acquisition of the 60% interest in FSE, a further non-refundable down-payment of $66 million will be payable to Liberty, with the final payment of $220 million payable, of which $110 million is payable to Lepanto and $110 million is payable to Liberty, at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is $340 million.

FSE is located within an existing mining camp and is in close proximity to two other mines historically operated by Lepanto, one of which is currently in production. FSE has ready access to established infrastructure, including roads, tailings facilities, power and water. The existing workforce on the doorstep of FSE is part of a supportive community established around mining over the past 70 years.

While there has not been sufficient work completed to declare a mineral resource for FSE, drilling undertaken over a number of years indicates the presence of a large, concealed gold-copper mineralised porphyry system. More than 80 diamond drill holes totalling more than 35,000 metres have intersected a mineralized zone with approximate dimensions of 900 metres east-west by 900 metres north-south by 900 metres vertical. Within this zone Gold Fields considers that mineralization is continuous.

FSE is located in the northern part of Luzon, the largest island in the Philippines.

$1 billion Notes Issue

On September 30, 2010, Gold Fields Orogen Holding (BVI) Limited, or Orogen, issued $1,000,000,000 4.875% guaranteed Notes due October 7, 2020, or the Notes. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields Limited, GFI Mining South Africa (Proprietary) Limited, Gold Fields Operations Limited and Gold Fields Holdings Company (BVI) Limited, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

Gold Fields intends to use the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and for general corporate purposes.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors and Shareholders of Gold Fields Limited

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated December 2, 2010 appearing elsewhere in this Annual Report on Form 20-F also included an audit of the financial statement schedule listed in Item 18 of this Annual Report on Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

December 2, 2010

S-1

Schedule 1—Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Deduction	Foreign currency translation adjustment	Balance at end of period
Year ended June 30, 2010
Valuation allowance	195.5	8.3	(0.1)	(8.4)	195.3
Year ended June 30, 2009
Valuation allowance	186.4	17.5	(2.7)	(5.7)	195.5
Year ended June 30, 2008
Valuation allowance	155.8	34.0	(4.2)	0.8	186.4

S-2