Form 20-F/A
period 2010-06-30
GOLD FIELDS LTD
filed 2010-12-09
CIK 1172724

As filed with the Securities and Exchange Commission on December 9, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Explanatory Note

Gold Fields is filing this amendment (the “Form 20-F/A”) to its annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended June 30, 2010, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to its audited consolidated financial statements for that fiscal year as an exhibit to such annual report pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F/A in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth below, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Association of Gold Fields (included in Exhibit 1.1)

2.2	Articles of Association of Gold Fields (included in Exhibit 1.2)

2.3	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002)

2.4	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Exhibit 2.5 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

2.6	Excerpts of relevant provisions of JSE Limited listing requirements (incorporated by reference to Exhibit 2.6 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

2.7	Amended Articles of Association of Gold Fields (included in Exhibit 1.3)

*2.8	Trust Deed among Orogon, as issuer; Gold Fields Limited, GFIMSA, GFO, and GF Holdings, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the U.S.$ 1 billion Note Issue

4.1	The GF Non-Executive Director Share Plan, adopted October 31, 2001 (incorporated by reference to Exhibit 4.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

4.2	The GF Management Incentive Scheme, adopted November 10, 1999 (incorporated by reference to Exhibit 4.2 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

4.3	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002 (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.4	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001 (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

No.	Exhibit
4.5	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.6	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.7	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.8	U.S.$150,000,000 Facility Agreement between La Cima., The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and Financial Institutions (as defined in the Facility Agreement), dated November 14, 2006 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 24, 2006)

4.9	U.S.$750,000,000 Facility Agreement between GFIMSA, Orogen, Western Areas Limited, ABN AMRO Bank N.V., Barclays Capital and Barclays Bank plc, dated May 16, 2007 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.10	Rand 500,000,000 Facility Agreement between Absa Capital (a division of Absa Bank Limited) and GFIMSA, dated August 21, 2007 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.11	Preference Share Subscription Agreement entered into between Firstrand Bank Limited (acting through its Rand Merchant Bank division) and Gold Fields Limited, dated December 24, 2007 (incorporated by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.12	Memorandum of Agreement between Gold Fields Limited, GFL Mining Services Limited, Mvelaphanda Resources Limited, GFIMSA and Mvelaphanda Gold (Proprietary) Limited, dated March 17, 2008 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.13	Agreement between Gold Fields Limited, Mvelaphanda Holdings (Proprietary) Limited, Mvelaphanda Resources Limited, Mvelaphanda Gold (Proprietary) Limited, FirstRand Bank Limited (as agent for Micawber 325 (Proprietary) Limited), GF Holdings, GFL Mining Services Limited, GFIMSA, Newshelf 849 (Proprietary) Limited, Atripahn Resources (Proprietary) Limited, Public Investment Corporation Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank and FNB Corporate Divisions) dated March 27, 2008 (incorporated by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.14	Rand 500,000,000 Facility Agreement between Absa Capital (a division of Absa Bank Limited) and GFIMSA, dated September 22, 2008 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

No.	Exhibit
4.15	Rand 500,000,000 Facility Agreement between Absa Bank Limited (acting through its Absa Capital division), GFIMSA and Gold Fields Limited, dated October 21, 2008 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on November 17, 2008)

4.16	Agency Agreement in respect of the Domestic Medium Term Note Programme, between Gold Fields Limited and Absa Capital, dated April 6, 2009, including Annexures (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.17	Gold Fields Limited Programme Memorandum in respect of the Domestic Medium Term Note Programme, dated April 6, 2009 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.18	Gold Fields Limited Operating and Procedures Memorandum in respect of the Domestic Medium Term Note Programme, dated April 6, 2009 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.19	Programme Agreement in respect of the Gold Fields Limited Domestic Medium Term Note Programme, between Gold Fields Limited, Absa Capital and Nedbank Capital, dated April 6, 2009 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.20	Rand 1,500,000,000 Revolving Credit Facility Agreement between Nedbank Limited, GFIMSA, GFO and the Guarantors (listed in Schedule 1), dated May 6, 2009 (incorporated by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.21	U.S.$311 million Credit Facility Agreement between GFIMSA, GFO, Orogen, ABN AMRO Bank N.V., Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank and Barclays Bank Plc, dated May 7, 2009 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.22	Syndication Fee Letter between Gold Fields Limited, ABN AMRO Bank N.V., Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank in respect of the Facility Agreement at 4.24 above, dated May 7, 2009 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.23	Participation Fee Letter between Gold Fields Limited, ABN AMRO Bank N.V., Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank in respect of the Facility Agreement at 4.24 above, dated May 7, 2009 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.24	Share Purchase and Sale Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated June 3, 2009 (incorporated by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit
4.25	Amending Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated July 10, 2009, in relation to a Share Purchase and Sale Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated June 3, 2009 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.26	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.27	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated March 9, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.28	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

*4.29	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated April 9, 2010 and effective April 1, 2010

*4.30	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated April 9, 2010 and effective April 1, 2010

*4.31	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated April 9, 2010 and effective April 1, 2010

4.32	Term sheet related to the Block Trade of common shares of Eldorado Gold Corporation by Gold Fields Australasia (BVI) Limited to National Bank Financial, Inc., dated September 3, 2009 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

*4.33	R1,000 million Standard Bank Revolving Credit Facility between Standard Bank of South Africa Limited, GFIMSA, GFO and the Original Guarantors (listed in Schedule 1), dated December 9, 2009

*4.34	R500 million RMB Revolving Credit Facility between FirstRand Bank Limited, GFIMSA, GFO and the Guarantors (listed in Schedule 1), dated March 8, 2010

*4.35	U.S.$450 million Syndicated Revolving Credit Facility between Barclays Bank Plc, as agent; the Original Lenders (listed in Schedule 1); Gold Fields Limited; GFIMSA; Orogen; GFO; and the Original Guarantors (listed in Schedule 1), dated May 12, 2010

*4.36	U.S.$200 million Non-revolving Senior Secured Term Loan between The Bank of Nova Scotia and Banco de Crédito del Perú, as mandated lead arrangers; Banco de Crédito del Perú, as administrative agent; Scotiabank Perú S.A.A., as onshore collateral agent; The Bank of Nova Scotia Trust Company of New York, as offshore collateral agent; and La Cima, dated September 17, 2010

4.37	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.38	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit
4.39	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

*4.40	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated April 1, 2010

*4.41	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated April 1, 2010

*4.42	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated April 1, 2010

* 8.1	Amended list of subsidiaries of the registrant

*12.1	Certification of Chief Executive Officer

*12.2	Certification of Chief Financial Officer

*13.1	Certification of Chief Executive Officer

*13.2	Certification of Chief Financial Officer

*99.1	Letter from PricewaterhouseCoopers, Inc. addressed to the SEC regarding the disclosure provided in Item 16F of this annual report, dated December 2, 2010.

101.INS XBRL	Instance Document

101.SCH XBRL	Taxonomy Extension Schema Document

101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document

101. LAB XBRL	Taxonomy Extension Label Linkbase Document

101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

101.DEF XBRL	Taxonomy Extension Definition Linkbase Document

Note:

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ N.J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer

Date: December 9, 2010