Form 20-F
period 2010-12-31
GOLD FIELDS LTD
filed 2011-03-31
CIK 1172724

As filed with the Securities and Exchange Commission on March 31, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2010 to December 31, 2010

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

720,796,887 ordinary shares of par value Rand 0.50 each

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

Gold Fields Limited, or Gold Fields or the Company, is a South African company and the majority of its operations, based on gold production, are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this transition report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars, and descriptions of critical accounting policies refer to accounting policies under U.S. GAAP.

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for the six month period ended December 31, 2010 (Rand 6.75 per $1.00 as of December 23, 2010), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 7.14 per $1.00 for the six month period ended December 31, 2010).

In this transition report, Gold Fields presents the financial items “total cash costs,” “total cash costs per ounce”, “total production costs” and “total production costs per ounce,” which have been determined using industry standards promulgated by the Gold Institute and are not U.S. GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses”.

In this transition report, Gold Fields also presents the financial items “operating costs” and “notional cash expenditure”, or NCE. Operating costs and NCE have been determined by Gold Fields on the basis of internally developed definitions and are not U.S. GAAP measures. Gold Fields defines operating costs as production costs (exclusive of depreciation, amortization and movements in gold-in-process) plus corporate expenditure, employment termination and restructuring costs and accretion expense on provision for environmental rehabilitation. Gold Fields defines NCE as operating costs plus additions to property plant and equipment. See “Operating and Financial Review and Prospects—Notional Cash Expenditure”. An investor should not consider these items in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Operating costs and NCE as presented in this transition report may not be comparable to other similarly titled measures of performance of other companies.

i

Defined Terms and Conventions

In this transition report, all references to the “Group” are to Gold Fields and its subsidiaries.

In this transition report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Venezuela” are to the Bolivarian Republic of Venezuela, all references to “Finland” are to the Republic of Finland and all references to “Peru” are to the Republic of Peru.

In this transition report, all references to the “DMR” are references to the South African Department of Mineral Resources, the government body responsible for regulating the mining industry in South Africa, or to its predecessor entity, the Department of Minerals and Energy which was split into the Department of Mineral Resources and the Department of Energy in July 2009, as applicable.

In this transition report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz,” and ore grades are provided in grams per metric ton, which are referred to as “grams per ton” or “g/t.” All references to “tons” or “t” in this transition report are to metric tons. All references to “gold” include gold and gold equivalent ounces, as applicable.

In this transition report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$,” “U.S.$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars, “CAD” refers to Canadian dollars and “S/.” refers to Peruvian Nuevos Soles.

Certain information in this transition report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 6.75 per $1.00 and A$1.00 per $1.00, which were the closing rates on December 23, 2010. By including the U.S. dollar equivalents, Gold Fields is not representing that the Rand or Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

In this transition report, except where otherwise noted, all production and operating statistics are based on Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana and from the Cerro Corona mine in Peru which is attributable to the noncontrolling shareholders in those mines. This transition report contains references to “gold equivalent ounces” which are quantities of metals (such as copper) expressed as amounts of gold using the prevailing prices of gold and the other metals. To calculate this, the accepted total value of the metal based on its weight and value is divided by the accepted value of one troy ounce of gold.

Information on South Deep, Western Areas and BGSA

This transition report contains certain information relating to Western Areas Limited (now known as Gold Fields Operations Limited), or Western Areas, Barrick Gold South Africa (Pty) Limited, or BGSA (now known as GFI Joint Ventures Holding (Pty) Limited, or GFI Joint Ventures), and the South Deep gold mine, or South Deep, including information contained in “Operating and Financial Review and Prospects”. This information, as it relates to information regarding South Deep, Western Areas and BGSA in the period before Gold Fields’ acquisition of these entities, has been compiled from information published by Western Areas, including information filed with JSE Limited, or the JSE, and certain due diligence materials made available to Gold Fields by Western Areas and Barrick Gold Corporation, or Barrick, and has not been commented on by any representative of Western Areas or Barrick. Gold Fields has sought to ensure that the information presented has been accurately reproduced from these sources. However, Gold Fields is otherwise unable to confirm that the information relating to Western Areas, South Deep and BGSA is in accordance with the facts and does not omit anything likely to affect the import of the information.

South Deep’s proven and probable mineral reserves, as at December 31, 2010, are based on new estimation and mine design work completed between July 2009 and December 2010, which has resulted in 100% of proven and probable mineral reserve ounces having been modeled and designed (previously 50%, as at June 30, 2010). The proven and probable mineral reserves at South Deep have increased by 18% primarily due to the inclusion of Uncle Harry’s, an area immediately east of the South Deep mine, which has been included in the new South Deep mining right approved in May 2010, and enhanced geological modeling, facilitated by new information from underground and surface drilling programs.

During the transition period, Gold Fields continued with a surface drilling exploration program that is expected to provide additional technical information on the geological structure, sedimentology, facies characteristics and tenor of the Ventersdorp Contact Reef and Upper Elsburg Reefs, in the area below current infrastructure to the southern boundary of the mining area, or Phase 2, and the Uncle Harry’s area to the east. The drilling program is 69% complete, and the last hole is expected to be finalized by June 2012. Gold Fields expects that the additional information obtained from the remainder of this program will further enhance the modeling of the Phase 2 ground and will increase confidence levels with regard to in situ facies geometry, reef grades and tonnages.

Forward-looking Statements

This transition report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this transition report that are not historical facts are “forward-looking statements.”

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this transition report and the exhibits to the annual report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this transition report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

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

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this transition report or to reflect the occurrence of unanticipated events.

Explanatory Note

On August 4, 2010, the Board of Directors of Gold Fields authorized a change of fiscal year end to December 31 from June 30. As a result, Gold Fields is required to file this transition report on Form 20-F for the transition period from July 1, 2010 to December 31, 2010. Gold Fields notes that this transition report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits Gold Fields to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F. Gold Fields has also included Item 15 of Form 20-F.

v

PART I

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with Gold Fields’ consolidated financial statements including the notes, appearing elsewhere in this transition report. Certain information contained in the discussion and analysis set forth below and elsewhere in this transition report includes forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this transition report. The comparison of the fiscal years ended June 30, 2010 and 2009 is incorporated herein by reference to Item 5 of Gold Fields’ annual report on Form 20-F, filed with the SEC on December 2, 2010.

Overview

General

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is primarily involved in underground and surface gold and copper mining and related activities, including exploration, extraction, processing and smelting. Gold Fields is one of the largest gold producers in the world, based on annual production. In the six months ended December 31, 2010, Gold Fields produced 1.983 million ounces of gold and gold equivalents, 1.806 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to non-controlling shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, Abosso Goldfields Limited, or Abosso and Gold Fields La Cima S.A., or La Cima. Gold Fields reported attributable gold reserves, including copper expressed as gold equivalent ounces, of 76.7 million ounces as of December 31, 2010, with attributable gold reserves (excluding copper) of 74.6 million ounces and attributable copper reserves of 779 million pounds. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions”.

Total managed gold production was 1.983 million ounces in the six months ended December 31, 2010 (1.806 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Gold Fields Ghana, Abosso and La Cima). Total gold production was 1.970 million ounces in the six months ended December 31, 2009 (1.806 million ounces of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Gold Fields Ghana, Abosso and La Cima).

In the six months ended December 31, 2010 a review of the mines’ underlying organizational structures resulted in the combining of the Driefontein and Kloof mines to form one management controlled entity referred to as the Kloof-Driefontein complex, or KDC. In the six months ended December 31, 2010, production from the South African operations (including the KDC, Beatrix and South Deep) decreased 6.4% mainly due to lower underground grades. At KDC, production was 8.8% lower due to lower grades mined and processed. Beatrix’s production decreased 7.0% mainly due to lower mining volumes. South Deep’s production increased 6.8% in line with the anticipated production build-up. Production at the international operations increased 8.7%. In the West Africa region, Tarkwa’s production was 4.1% higher due to an increase in mill throughput. Damang’s production was 20.9% higher due to a 13 day plant shutdown in December 2009 and the commissioning of the secondary crusher in mid-calendar 2010, which improved throughput and grades. In the Australasia region, St. Ives’ production increased 23.8% mainly due to an increase in underground tons processed and higher head grades from underground and surface operations. At Agnew, production was 14.2% lower primarily due to restricted underground stope access at the Kim South site. In the South America region, Peru’s Cerro Corona’s gold production (including gold equivalent ounces) increased 6.7% mainly due to the higher gold grades mined and processed.

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

Following the acquisition, Gold Fields owned 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. During the six months ended December 31, 2009, Gold Fields exchanged the Orezone shares for approximately 3.3 million shares of IAMGold Limited, as a result of the acquisition of all the Orezone shares by IAMGold. Gold Fields subsequently disposed of the IAMGold shares for a cash consideration of $33.4 million.

Disposal of Sino Gold shares

During the six months ended December 31, 2009, Gold Fields entered into a sale agreement with Eldorado Gold Corporation, or Eldorado, to exchange its entire holding in Sino Gold (50 million shares) for equivalent shares in Eldorado (28 million). This resulted in a profit of $57.4 million. Subsequent to the share exchange, a further four million top-up shares were issued to Gold Fields by Eldorado. The entire holding in Eldorado was sold during fiscal 2010 resulting in a profit of $99.9 million of which $53.6 million relating to the top-up shares was accounted for as a gain on financial instruments. The total proceeds on disposal of the Eldorado shares were $361.9 million.

St. Ives royalty termination

On August 27, 2009, Gold Fields reached agreement with Morgan Stanley Bank to terminate, for A$308 million ($257.1 million), the royalty agreement between St. Ives Gold Mining Company Pty Limited and Morgan Stanley Bank’s subsidiaries. The terminated royalty agreement required St. Ives to pay a 4% net smelter volume royalty on all of its revenues once total gold produced from November 30, 2001 exceeded 3.3 million ounces which was triggered early in the six months ended December 31, 2009, and provided that if the gold price exceeded A$600 per ounce, to pay an additional 10% of the revenue difference between the spot gold price, in Australian dollars per ounce, and the price of A$600 per ounce.

Purchase of Glencar

During the six months ended December 31, 2009, Gold Fields acquired, for cash, 100% of Glencar Mining Plc., a company whose principal asset, and only defined resource, is the Komana project in Southern Mali, West Africa. The cash consideration paid was $43.0 million.

Payment for exploration rights in the Far South East Project

On September 20, 2010, Gold Fields entered into option agreements with Lepanto Consolidated Mining Company, or Lepanto, a company listed in the Philippines, and Liberty Express Assets, or Liberty, a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast, or FSE, deposit in the Philippines.

The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. As part of the agreement, Gold Fields was required to pay $10.0 million in option fees to Lepanto and $44.0 million as a non-refundable down-payment to Liberty upon signing of the option agreements, which payments were made during October 2010. After a 12-month period, should Gold Fields decide to proceed with the acquisition of the 60% interest in FSE, a further non-refundable down-payment of $66.0 million will be payable to Liberty, with the final payment of $220.0 million payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is $340.0 million.

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange cash settlement price for copper in U.S. dollars for the past 12 calendar years and to date in calendar year 2011:

	Price per ounce(1)
Gold	High	Low	Average
		($/oz)
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,224
2011 (through February 28, 2011)	1,412	1,319	1,365

Source: I net

Note:

(1)	Rounded to the nearest U.S. dollar.

On March 23, 2011, the London afternoon fixing price of gold was U.S.$1,440 per ounce.

	Price per ton(1)
Copper	High	Low	Average
	($/ton)

1999	1,846	1,354	1,574
2000	2,009	1,607	1,814
2001	1,837	1,319	1,577
2002	1,690	1,421	1,558
2003	2,321	1,545	1,780
2004	3,287	2,337	2,867
2005	4,650	3,072	3,687
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009	7,346	3,051	5,164
2010	9,740	6,091	7,539
2011 (through February 28, 2011)	10,148	9,330	9,712

Source: I net

Note:

(1)	Rounded to the nearest U.S. dollar.

On March 23, 2011, the London Metal Exchange cash settlement price for copper was U.S.$ 9,704 per ton.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. At December 31, 2010, Gold Fields had no outstanding hedges. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

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

Gold Fields’ Realized Gold and Copper Prices

The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Gold Fields’ average U.S. dollar realized gold price during the past six months ended December 31, 2009 and 2010 and three fiscal years ended June 30, 2008, 2009 and 2010. Gold Fields’ average realized gold price is calculated using the actual price per ounce of gold received on gold sold and the actual amount of revenue received on sales of copper concentrate, expressed in terms of the price per gold equivalent ounce. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions.”

	Six months ended December 31,		Fiscal year ended June 30,
	2009	2010	2008	2009	2010
Realized Gold Price(1) (3)
Average	1,028	1,295	821	874	1,089
High	1,213	1,421	1,011	989	1,261
Low	909	1,157	649	713	909
Gold Fields’ average realized gold price(2)	1,026	1,292	819	875	1,085

Notes:

(1)	Prices stated per ounce

(2)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold and gold equivalents (copper) within each period.

(3)	Realized gold price relates to the six months ended December 31, 2009 and 2010 and the fiscal years ended June 30, 2008, 2009 and 2010 as opposed to calendar 2008, 2009 and 2010.

The following table sets out the average, the high and the low London Metal Exchange cash settlement price per ton for copper and Gold Fields’ average U.S. dollar realized copper price for the six months ended December 31, 2009 and 2010, the 10 month period from September 1, 2008 (when the Cerro Corona Mine commenced production) and the fiscal year ended June 30, 2010.

	Six months ended December 31		10 months ended June 30	Year ended June 30
	2009	2010	2009	2010
Realized Copper Price(1)(3)
Average	6,238	7,933	4,322	6,675
High	7,346	9,740	7,420	7,951
Low	4,821	6,354	2,770	4,821
Gold Fields’ average realized copper price(2)	5,634	7,182	4,115	6,273

Notes:

(1)	Prices stated per ton.

(2)	Gold Fields’ average realized copper price may differ from the average copper price due to the timing of its sales of copper within each year and is net of treatment and refining charges.

(3)	Realized copper price relates to the six months ended December 31, 2009 and 2010, the ten month period ended June 30, 2009 and the fiscal year ended June 30, 2010 as opposed to calendar, 2009 and 2010.

Costs

Gold Fields’ total cash costs consist primarily of labor and, where applicable, contractor costs, power and water and consumable stores, which include explosives, timber and other consumables, including diesel fuel and other petroleum products. Gold Fields expects that its total cash costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes.

In order to counter the effect of ever increasing costs in the mining industry, Gold Fields has introduced broad based cost saving initiatives which are referred to as “Business Process Re-engineering”, or BPR. This program has been implemented at KDC and Beatrix in South Africa, as well as Tarkwa in Ghana and St. Ives in Australia. This program will focus on identifying and realizing major cost savings on an ongoing basis to ensure the long term sustainability of the operations.

Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, in the six months ended December 31, 2010, labor represented on average approximately 48% of total cash costs at the South African operations.

At the South African operations, in the six months ended December 31, 2010, power and water represented on average approximately 12% of total cash costs. Eskom applied to the National Energy Regulator of South Africa, or NERSA, for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. Gold Fields expects further significant additional increases during the next several years as Eskom embarks on an electricity generation capacity expansion program.

Gold Fields Ghana concluded power tariff agreements with Volta River Authority or VRA, at a rate of $0.1305 per kilowatt hour for the period from June 1, 2010 to December 31, 2010. The services of the transmission and distribution utility are to be billed separately. The total rate per kilowatt hour including the transmission and distribution utility was $0.1482.

The Electricity Company of Ghana, or ECG, which provides power to Damang as well as the South Heap Leach Section at Tarkwa, has increased the power tariff to $0.1995. Gold Fields Ghana is currently negotiating the excessive tariff increase request as it is a bulk permit holder, which allows it to negotiate rates with the suppliers. These negotiations commenced in August 2010. While negotiations have been ongoing, Gold Fields Ghana has been paying $0.1482, per kilowatt hour.

At the Ghana operations, mining operations at Damang were conducted by an outside contractor until November 2010 when an owner-mining project commenced with planned completion by March 2011. At December 31, 2010, $42.3 million was spent on the owner-mining project with a further $12.2 million expected to be spent to complete the project. Starting in calendar 2005, Tarkwa began engaging in owner mining and therefore significantly reduced its use of outside contractors. Contractor costs represent on average 12% of total cash costs at Tarkwa and 52% of total cash costs at Damang in the six months ended December 31, 2010. Direct labor costs represent on average a further 10% of total cash costs at Tarkwa and 9% at Damang in the six months ended December 31, 2010.

At Cerro Corona labor represents 28% of total cash costs and contractor costs represent 35% of total cash costs in the six months ended December 31, 2010.

At the Australian operations, mining operations are mainly conducted by outside contractors.

At Agnew, owner mining commenced in May 2010, however, development is still conducted by outside contractors. Agnew spent A$13 million ($12 million) on the acquisition of mining fleet in the last quarter of calendar 2010 to commence owner mining. As a result, at Agnew, total contractor costs have been reduced from an average of 55% of costs to 39% of costs in the six months ended December 31, 2010. At St. Ives, contractor costs represented 54% of total cash costs. Direct labor costs represented on average a further 21% at Agnew and 13% at St. Ives of total cash costs in the six months ended December 31, 2010.

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of their mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last two calendar years, fuel costs have represented approximately 15% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at other operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the pits and the distances between the pits and the plants.

In order to provide some protection against future rises in oil prices, and therefore in diesel fuel prices, Gold Fields has in recent years entered into various call options for diesel fuel for the benefit of its Ghana operations. There were no call options entered into during the six months period ended December 31, 2010. However, call options entered into during six months ended December 31, 2009 expired on February 28, 2010.

During the six months ended December 31, 2009, price participation royalties of A$3.4 million were paid to certain subsidiaries of Morgan Stanley Bank in respect of St. Ives. No royalty payments were made during the six months ended December 31, 2010 due to the termination of the royalty on August 26, 2009.

Total gold produced from St. Ives since November 30, 2001 exceeded 3.3 million ounces prior to July 1, 2009, creating the liability to pay the 4% net smelter volume royalty which amounted to A$2.8 million for the six months ended December 31, 2009. No royalty payments were made during the six months ended December 31, 2010 due to the termination of the royalties on August 26, 2009.

On August 26, 2009, Gold Fields terminated the royalty for a consideration of A$308 million ($257.1 million). The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

Business Process Re-engineering Program

One of Gold Fields’ strategic priorities relates to the proactive management of costs with a view to maintaining an NCE margin of between 20% and 25% at each mine. To this end, a comprehensive and far reaching business process re-engineering program has been implemented at the KDC and Beatrix mines in South Africa, as well as at the Tarkwa mine in Ghana and the St. Ives mines in Australia. This will entail a significant focus on operating costs and the rationalization of on-mine and regional overhead cost structures and a review of the mine-to-mill processes.

Notional Cash Expenditure

Gold Fields defines notional cash expenditure, or NCE, as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation, amortization and movements in gold-in-process) plus corporate expenditure, employment termination and restructuring costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per equivalent ounce basis. Management considers NCE per equivalent ounce to be an important measure as it believes NCE per ounce provides more information than other commonly used measures, such as total cash costs per equivalent ounce, regarding the real cost to Gold Fields of producing an equivalent ounce of gold, reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that NCE per equivalent ounce when compared with the gold price received is a useful indication of the cash Gold Fields has available for paying taxes, repaying debt, funding exploration and paying dividends and the like.

NCE is not a U.S. GAAP measure. An investor should not consider NCE or operating costs in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. NCE and operating costs as presented in this transition report may not be comparable to other similarly titled measures of performance of other companies.

The following tables set out a reconciliation of Gold Fields’ production costs, as calculated in accordance with U.S. GAAP, to its NCE for the six months ended December 31, 2010 and 2009.

	For the six months ended December 31, 2010
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	516.8	168.4	137.0	257.6	72.3	161.6	49.5	72.6		—	1,435.7
Add:
Corporate expenditure	8.1	2.3	1.7	1.9	0.8	1.7	1.4	3.0		—	20.7
Employment termination and restructuring costs	22.0	7.1	0.4	0.2	—	0.2	0.3	—		5.2	35.3
GIP movement	—	—	—	(1.8)	0.5	5.0	0.4	1.6		—	5.6
Accretion expense on provision for environmental rehabilitation	4.3	1.4	0.4	0.9	0.2	2.0	1.0	0.8		—	10.9

Operating costs	551.2	179.2	139.4	258.8	73.7	170.4	52.5	78.0		5.2	1,508.2
Additions to property, plant and equipment	177.3	42.7	140.5	64.0	56.3	52.8	24.0	31.4		4.7	593.6

Notional cash expenditure	728.5	221.9	279.9	322.8	129.9	223.2	76.5	109.4		9.8	2,101.8

Gold produced (‘000oz)	634.0	202.0	146.2	362.0	116.9	243.0	79.6	199.5	(2)	—	1,983.3
Notional cash expenditure per ounce of gold produced ($)	1,149	1,098	1,914	892	1,111	918	961	548		—	1,060

Notes:

(1)	Calculated using an average exchange rate of R7.14 per $1.00.

(2)	Including gold equivalent ounces.

(3)	This total may not reflect the sum of the line items due to rounding.

	For the six months ended December 31, 2009
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	453.9	148.0	102.1	199.4	54.6	150.0	46.7	63.9		—	1,218.4
Add:
Corporate expenditure	9.5	2.7	1.9	3.1	0.8	1.9	0.7	3.1		—	23.5
Employment termination and restructuring costs	2.6	1.3	—	—	—	—	—	—		0.3	4.3
GIP Movement	—	—	—	10.2	(0.7)	3.9	0.9	(1.0)		—	13.3
Accretion expense on provision for environmental rehabilitation	3.9	1.2	0.3	0.7	0.1	1.7	1.2	0.7		—	9.9

Operating costs	469.8	153.2	104.3	213.3	54.8	157.5	49.4	66.7		0.3	1,269.4
Additions to property, plant and equipment	139.9	40.0	105.9	33.4	9.9	41.5	19.1	46.9		2.5	439.0

Notional cash expenditure	609.7	193.2	210.2	246.7	64.6	199.0	68.5	113.6		2.8	1,708.4

Gold produced (‘000oz)	695.4	217.2	136.9	347.9	96.7	196.3	92.8	186.9	(2)	—	1,970.1
Notional cash expenditure per ounce of gold produced ($)	877	890	1,535	709	668	1,014	738	608		—	867

Notes:

(1)	Calculated using an average rate of R7.65 per $1.00.

(2)	Including gold equivalent ounces.

(3)	The total may not reflect the sum of the line items due to rounding.

NCE increased from $867 per ounce in the six months to December 31, 2009 to $1,060 per ounce in six months to December 31, 2010, primarily because of increases in operating costs and expenditure on property, plant and equipment. Costs increased due to the 6.7% strengthening of the South African Rand against the U.S. dollar, annual wage increases, increases in electricity tariffs in South Africa and Ghana and the increase in statutory workers participation in Cerro Corona.

One of Gold Fields’ strategic objectives is to increase its NCE margin to 20% in the short-term and 25% in the long-term. The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

Royalties

South Africa

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

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for the six months ended December 31, 2010 was approximately 1.1% of revenue. There was no royalty for the comparative period because the royalty only became effective from March 1, 2010.

Ghana

Because the mineral rights are owned by the state, the Tarkwa and Damang operations are also subject to a gold royalty, calculated on a sliding scale with rates ranging from 3% to 6%. With effect from April 1, 2011, the royalty rate has been fixed at 5% of total revenue earned from minerals obtained.

Australia

Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

Peru

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

Income and Mining Taxes

South Africa

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. For tax purposes, GFI Mining South Africa (Proprietary) Limited, or GFIMSA, as well as Gold Fields Operations Limited and GFI Joint Venture Holdings (Proprietary) Limited (the legal partners of the South Deep Joint Venture), are considered gold mining companies whereas Gold Fields itself and its other South African subsidiaries are non-gold mining companies. All non-gold mining companies pay tax at the statutory rate of 28.0%, whereas gold mining companies pay tax at a rate which is calculated in terms of a formula which is explained below. In addition, non-gold mining companies are liable for Secondary Tax on Companies, or STC, which is currently charged at a rate of 10%. STC is a tax on dividends declared by companies or closed corporations that are resident in South Africa.

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

The formula takes the form	Y = a –	ab
		X	,

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

On July 21, 2009, the Ghanaian government promulgated the National Fiscal Stabilisation Levy Act, which introduces a levy of 5% on profits before tax of companies in selected industries, including mining. The Ghanaian government has indicated that this will only be applicable to the 2009 and 2010 calendar years, which commenced for Gold Fields during the quarter ended September 30, 2009. The levy was introduced as a temporary measure to raise additional revenue and meet critical government expenditure, and is not intended to be a permanent feature of the Ghanaian fiscal regime. The Minister of Finance in his 2011 Budget has proposed to extend the levy for one more year.

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

Australia

Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs are deductible in full as incurred and other capital expenditure is deductible over the lives of the assets acquired.

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

Tax losses may be carried forward by a domiciled corporation using one of the following methods:

•	Losses may be carried forward and used in full in the subsequent four tax years. The balance of tax losses carried forward and not used during these four tax years is forfeited; or

•

Losses can be carried forward, and up to 50% of the tax loss may be set off against taxable income in a subsequent tax year. The balance of the assessed losses may be carried forward and applied on this basis until balance is fully used up, with no time limit on the carry forward.

On October 3, 2007, La Cima and its parent company, Gold Fields Corona (BVI) Limited, or Gold Fields Corona, signed stability agreements with the relevant governmental authorities in Peru. These agreements, among other things, guarantee the current tax regime, including a 4.1% withholding tax rate on dividends and 30% income tax rate, for a period of 10 years. In line with certain provisions of these agreements, Gold Fields Corona capitalized $404.5 million of inter-company loans in March 2008.

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

Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. In the six months ended December 31, 2010, movements in the U.S. dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand strengthened 6.7% against the U.S. dollar, from an average of 7.65 in the six months period to December 31, 2009 to 7.14 in the six month period to December 31, 2010. In the six months ended December 31, 2010, movements in the U.S. dollar/Australian dollar exchange rate also impacted on Gold Fields’ results of operations as the Australian dollar strengthened 7.5% against the U.S. dollar, from an average of A$1.152 per U.S.$1.00 in the six months ended December 31, 2009 to A$1.066 per U.S.$1.00 in the six months ended December 31, 2010.

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

During the six months ended December 31, 2010, Gold Fields had one forward purchase contract to manage its exposure to fluctuations in the value of the Rand against the U.S. dollar, being a Rand/U.S. dollar forward cover contract with an initial value of $4 million of which $2 million was outstanding at the end of the period.

During the six months ended December 31, 2009, Gold Fields had three different currency forward contracts. They were:

•

Western Areas U.S. dollar/rand forward purchases—As a result of the draw-down under the bridge loan facility to settle the close-out of the Western Areas gold derivative structure, U.S. dollar/rand forward cover was purchased during the March 2007 quarter for the amount of U.S.$551 million for settlement on August 6, 2007, at an average forward rate of R7.3279 per U.S.$1.00. Subsequent to this date the cover was extended for periods between one and three months throughout financial years ended June 30, 2008, 2009 and 2010. The forward cover was also reduced with the partial repayments of U.S.$61 million, U.S.$172 million and U.S.$44 million against the loan on December 6, 2007, December 31, 2007 and June 15, 2009 respectively.

The balance of U.S.$274 million forward cover was extended to July 15, 2009, August 17, 2009 and September 17, 2009 at average forward rates of R8.0893 per U.S.$1.00, R8.3839 per U.S.$1.00 and R8.0387 perU.S.$1.00 respectively.

On September 17, 2009 the forward cover of U.S.$274 million was settled. The realized foreign exchange loss on the settlement was exactly offset by R34 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279.

The forward cover costs were accounted for as part of interest.

For accounting purposes, this forward cover was designated as a hedging instrument, resulting in the gains and losses on the forward cover being accounted for under gain/(loss) on foreign exchange along with gains and losses on the underlying loan that was hedged.

•	A Rand/ U.S. dollar forward contract with a value of U.S.$11 million at the beginning of the period was delivered into during the six months ended December 31, 2009; and
•	U.S. dollar/ Rand forward contract with a value of U.S.$2 million at the beginning of the period was delivered into during six months ended December 31, 2009.

Gold Fields’ operations are also affected by movements in the Australian dollar/U.S. dollar exchange rate. An Australian dollar forward contract of A$9 million was outstanding at the beginning of the period and was delivered into before December 31, 2010. There were no contracts entered into during the six months period ended December 31, 2009.

Inflation

It is possible that a period of significant inflation in South Africa could adversely affect Gold Fields’ results and financial condition. However, because the majority of Gold Fields’ costs at the South African operations are in Rand, while its revenues from gold sales are in U.S. dollars, the extent to which the Rand devalues or appreciates against the U.S. dollar will impact on South African inflation. In Ghana and Peru, Gold Fields’ operations are not significantly impacted by Ghanaian and Peruvian inflation because a substantial portion of Gold Fields’ costs are either incurred directly in U.S. dollars or are determined according to a formula by which U.S. dollar amounts are converted into Ghanaian Cedi and Peruvian Soles. Gold Fields expects that the impact of Australian inflation will be similar to that of South Africa.

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

Set out below are the capital expenditures made by Gold Fields during the six months ended December 31, 2010 and those budgeted for the respective future periods noted below.

South African Operations

•	Gold Fields spent $177.3 million on capital expenditures at the KDC operation.

•	Gold Fields spent $42.7 million on capital expenditures at the Beatrix operation.

•	Gold Fields spent $140.5 million on capital expenditures at the South Deep operation.

Ghanaian Operations

•	Gold Fields spent $64.0 million on capital expenditures at the Tarkwa operation (excluding $52.6 million spent on capital waste mining, which is expensed).

•	Gold Fields spent $56.3 million on capital expenditures at the Damang mine.

Australian Operations

•	Gold Fields spent $52.8 million on capital expenditures at St. Ives.

•	Gold Fields spent $24.0 million on capital expenditures at Agnew.

Peruvian Operations

•	Gold Fields spent $31.4 million on capital expenditures at Cerro Corona.

Exploration

•

In the six months ended December 31, 2010, Gold Fields spent $60.2 million on greenfields exploration and feasibility and evaluation costs in Peru, Chile, Mali, the Philippines, Ghana, Canada, Finland, Kyrgyzstan and Australia and also on near mine exploration at St. Ives, Agnew and Damang; and

•

In the fiscal year ending December 31, 2011, Gold Fields plans to spend about $52.7 million on near mine exploration, and about $90 million on greenfields exploration (not including exploration spending in relation to the FSE deposit), the latter largely in the three targeted international regions.

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

Critical Accounting Policies and Estimates

Gold Fields’ significant accounting policies are more fully described in note 2 to its audited consolidated financial statements included elsewhere in this transition report. Some of Gold Fields’ accounting policies require the application of significant judgments and estimates by management that can affect the amounts reported in the financial statements. By their nature, these judgments are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted at December 31, 2010, the Group used an expected future market gold price of $1,000 per ounce, and expected future market exchange rate of R9.02;

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

Gold Fields recorded no impairment charges on its long-lived assets during the six months ended December 31, 2009 and 2010 or fiscal years ended June 30, 2009 and 2010.

Impairment of goodwill

Gold Fields acquired the South Deep mine on December 1, 2006. Goodwill related to this acquisition is reflected in the balance sheet in the U.S. dollar reporting currency at $1,295.2 million. Gold Fields performs its annual impairment test of goodwill related to the South Deep mine at the end of each fiscal period.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted at December 31, 2010, the Group used an expected future market gold price of $1,000 per ounce, and expected future market exchange rate of R9.02;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Gold Fields has determined that the fair value of the South Deep mine is considered in excess of its carrying value of $3,827.0 million and the goodwill related to the South Deep mine was therefore not considered impaired under U.S. GAAP.

Deferred taxation

Management establishes a valuation allowance for deferred tax assets where cumulative losses require a valuation allowance or where management believes that they will not be realized based on projections. These determinations are based on the projected taxable income and realization of tax allowances and tax losses. In the event that these tax assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that Gold Fields would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

Gold Fields is periodically required to estimate the tax basis of assets and liabilities. Where tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. See note 5 to the audited consolidated financial statements which appear elsewhere in this transition report.

Gold Fields recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

Recently issued accounting pronouncements

In January 2011, the Accounting Standards Codification, or ASC, guidance relating to disclosures about troubled debt restructuring was updated to temporarily delay the effective date of the disclosures about troubled debt restructurings for public entities. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The Group does not expect the adoption of this guidance to have a material impact on the Group’s financial statements.

In December 2010, the ASC guidance relating to business combinations was updated. The update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group is currently assessing the impact of the adoption of the updates, although this will be dependent on the occurrence of a business combination in the future.

In December 2010, the ASC guidance relating to goodwill testing was updated. The update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, the update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Group is currently assessing the impact of the adoption of the update.

In July 2010, the ASC guidance relating to disclosures about the credit quality of financial receivables and the allowance for credit losses was updated. The update requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the update is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance roll forward and modification disclosures effective for periods beginning after December 15, 2010. The updated guidance did not impact the Group’s financial statements. The Group is currently assessing the impact of the adoption of the updated guidance that is only effective for periods beginning after December 15, 2010.

In January 2010, the ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance did not have an impact on the Group’s financial statements.

In August 2009, the ASC guidance was updated to clarify how entities should estimate the fair value of liabilities. It provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The amended guidance on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28, 2009. The updated guidance did not impact the Group’s financial statements.

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The updated guidance did not impact the Group’s financial statements.

Results of operations

Six Months Ended December 31, 2010 and 2009

Revenues

Product sales increased by $540.3 million, or 26.7%, from $2,023.9 million in the six months ended December 31, 2009 to $2,564.2 million in the six months ended December 31, 2010. The increase in product sales was primarily due to an increase in the average realized gold price of 25.9% from $1,026 per ounce in the six months ended December 31, 2009 to $1,292 per ounce in the six months ended December 31, 2010 and an increase in the average realized copper price of 27.5% from $5,634 per ton to $7,182 per ton.

At the Cerro Corona operation in Peru copper production was converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At the South African operations, gold sales decreased from 1.05 million ounces in the six months ended December 31, 2009 to 0.98 million ounces in the six months ended December 31, 2010 primarily as a result of lower underground grades. At KDC, gold sales decreased by 8.8% from 0.70 million ounces to 0.63 million ounces as a result of lower grades mined and processed.

At Beatrix, gold sales decreased by 7.0% from 0.22 million ounces in the six months ended December 31, 2009 to 0.20 million ounces in the six months ended December 31, 2010 due to lower mining volumes. At South Deep, gold sales increased 6.8%, from 0.14 million ounces in six months ended December 31, 2009 to 0.15 million ounces for the six months ended December 31, 2010, in line with anticipated production build-up.

At the West African operations, total gold sales increased from 0.44 million ounces in the six months ended December 31, 2009 to 0.48 million ounces in the six months ended December 31, 2010.

This was mainly due to a 20.9% increase in gold sales at Damang from 0.10 million ounces in six months ended December 31, 2009 to 0.12 million ounces in the six months ended December 31, 2010. Gold sales increased at Damang mainly as a result of the commissioning of the secondary crusher in May 2010, which improved throughput and grades, as well as a 13 day shutdown in December 2009. Tarkwa’s gold sales increased by 4.1% from 0.35 million ounces to 0.36 million ounces due to an increase in mill throughput.

At the South American operation of Cerro Corona in Peru, total gold equivalent sales increased by 6.5% from 0.19 million gold equivalent ounces in the six months ended December 31, 2009 to 0.20 million gold equivalent ounces in the six months ended December 31, 2010, because of higher gold grades mined and processed.

At the Australasian operations, total gold sales increased from 0.29 million ounces in the six months ended December 31, 2009 to 0.32 million ounces in the six months ended December 31, 2010. At St. Ives, gold sales increased by 23.8% from 0.20 million ounces to 0.24 million ounces due to an increase in underground tons processed and higher head grades from surface and underground. At Agnew, gold sales decreased by 14.2% from 0.09 million ounces in the six months ended December 31, 2009 to 0.08 million ounces the six months ended December 31, 2010 due to restricted underground stope access at Kim South.

All percentage increase or decrease calculations above were made using full production figures.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for six months ended December 31, 2009 and the six months ended December 31, 2010.

	Six months ended December 31, 2009			Six months ended December 31, 2010
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)	Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	(‘000 oz)	($/oz)		(‘000 oz)	($/oz)		(%)
South Africa
KDC	695	649	793	634	860	1,065	32.5	34.3
Beatrix	217	680	857	202	868	1,056	27.6	23.2
South Deep	137	740	947	146	940	1,200	27.0	26.7
Ghana
Tarkwa(3)	348	612	669	362	696	771	13.7	15.2
Damang(4)	97	575	651	117	638	748	11.0	14.9
Peru
Cerro Corona(5)	189	360	519	201	401	558	11.4	7.5
Australia(6)
St. Ives	196	759	1,023	243	716	1,126	(5.7)	10.1
Agnew	93	474	560	80	631	755	33.1	34.8
Total(7)(8)	1,972	—	—	1,985	—	—	—	—

Weighted average	—	624	772	—	753	953	20.7	23.4

Notes:

(1)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information”.

(2)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information”.

(3)	In the six months ended December 31, 2009 and 2010, 0.247 million ounces and 0.257 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.

(4)	In the six months ended December 31, 2009 and 2010, 0.069 million ounces and 0.083 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation.

(5)	In the six months ended December 31, 2009 and 2010, 0.153 million ounces and 0.162 million ounces of sales were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(7)	In the six months ended December 31, 2009 and 2010, 1.806 million ounces and 1.806 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghana and Peru operations.

(8)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for the six months ended December 31, 2010 and the six months ended December 31, 2009.

	Six months ended December 31, 2010
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ millions unless otherwise stated)(1)
Production Costs	516.8	168.4	137.0	257.6	72.3	161.6	49.5	72.6	—	1,435.7
Less:
G&A other than corporate costs	(5.3)	(1.5)	(0.8)	(11.8)	(1.3)	(3.2)	(1.8)	(0.9)	—	(26.5)
GIP adjustment(2)	—	—	—	(2.8)	0.5	10.3	0.7	1.6	—	10.3
Exploration	—	—	—	—	—	(2.6)	(1.0)	—	—	(3.6)
Plus:
Employee termination costs	22.0	7.1	0.4	0.2	—	0.2	0.3	—	5.2	35.3
Royalties	11.8	1.3	0.9	8.7	3.1	7.6	2.5	7.3	—	43.3
Total cash costs(6)	(545.4)	175.3	137.5	251.9	74.6	173.9	50.2	80.6	5.2	1,494.6

Plus:
Amortization(2)	(126.0)	36.7	37.7	26.9	12.8	98.7	9.2	31.3	10.9	389.4
Rehabilitation	(3.6)	1.2	0.3	0.2 (1)	0.1	1.0	0.7	0.4	—	7.6
Total production costs(6)	(675.0)	213.2	175.5	279.0	87.5	273.6	60.1	112.3	16.0	1,892.4

Gold produced (‘000oz)(3)	634.0	202.0	146.2	362.0	116.9	243.0	79.6	199.5	—	1,983.3
Gold sold (‘000oz)	634.0	202.0	146.2	362.0	116.9	243.0	79.6	201.2	—	1,984.9

Total cash costs ($/oz)(4)(6)	860	868	940	696	638	716	631	401	—	753

Total production costs ($/oz)(5)(6)	1,065	1,056	1,200	771	748	1,126	755	558	—	953

Notes:

(1)	Calculated using an exchange rate of R7.14 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In the six months ended December 31, 2010, 1.806 million ounces of production were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghana and Cerro Corona operations.

(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information”.

(5)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information”.

(6)	The total may not reflect the sum of the line items due to rounding.

	Six months ended December 31, 2009
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ millions unless otherwise stated)(1)
Production Costs	453.9	148.0	102.1	199.4	54.6	150.0	46.7	63.9	—	1,218.4
Less:
G&A other than corporate costs	(5.0)	(1.5)	(0.8)	(8.7)	(0.7)	(2.8)	(1.3)	(0.6)	—	(21.5)
GIP adjustment(2)	—	—	—	11.5	(1.2)	1.9	0.8	(1.0)	—	12.0
Exploration	—	—	—	—	—	(5.2)	(4.6)	—	—	(9.8)
Plus:
Employee termination costs	2.6	1.3	—	—	—	—	—	—	0.3	4.2
Royalties	—	—	—	10.8	3.0	5.0	2.4	5.7	—	26.8
Total cash costs(6)	(451.5)	147.8	101.3	213.0	55.6	148.9	44.0	67.9	0.3	1,230.2

Plus:
Amortization(2)	(96.9)	37.3	28.2	19.3	7.3	51.0	7.0	29.5	9.3	290.6
Rehabilitation	(3.2)	1.0	0.3	0.4	0.1	0.8	1.0	0.5	—	7.3
Total production costs(6)	(551.6)	186.1	129.7	232.7	63.0	200.7	52.0	98.0	9.6	1,523.3

Gold produced (‘000oz)(3)	695.4	217.2	136.9	347.9	96.7	196.3	92.8	186.9	—	1,970.1
Gold sold (‘000oz)	695.4	217.2	136.9	347.9	96.7	196.3	92.8	189.0	—	1,972.2

Total cash costs ($/oz)(4)(6)	649	680	740	612	575	759	474	360	—	624

Total production costs ($/oz)(5)(6)	793	857	947	669	651	1,023	560	519	—	772

Notes:

(1)	Calculated using an exchange rate of R7.65 per $1.00.

(2)	Non-cash portion of Gold in Progress, or GIP, adjustments shown separately. GIP represents gold in the processing circuit, which is expected to be recovered.

(3)	In the six months ended December 31, 2009, 1.806 million ounces of production were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghana and Cerro Corona operations.

(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information”.

(5)

Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information”.

(6)	The total may not reflect the sum of the line items due to rounding.

Gold Fields’ weighted average total cash costs per ounce increased by $129 per ounce, or 20.7%, from $624 per ounce in six months ended December 31, 2009 to $753 per ounce in the six months ended December 31, 2010.

The weighted average total cash costs at the South African operations increased by $207 per ounce, or 31.0%, from $667 per ounce in six months ended December 31, 2009 to $874 per ounce in the six months ended December 31, 2010.

This increase was as a result of the 6.7% strengthening of the Rand against the U.S. dollar, above inflation wage increases and an increase in electricity tariffs.

The weighted average total cash costs at the West African operations increased by $78 per ounce, or 12.9%, from $604 per ounce in six months ended December 31, 2009 to $682 per ounce in the six months ended December 31, 2010. This increase was as a result of the increase in electricity tariffs.

The weighted average total cash costs per ounce at the South American operation increased by $41 per ounce, or 11.4%, from $360 per ounce in six months ended December 31, 2009 to $401 per ounce in the six months ended December 31, 2010. This increase was due to the increase in transport costs due to an increase in concentrate shipped as well as the increase in statutory workers participation.

The weighted average total cash costs per ounce at the Australasian operations increased by $28 per ounce, or 4.2%, from $667 per ounce in six months ended December 31, 2009 to $695 per ounce in the six months ended December 31, 2010. This increase was due to the 7.5% strengthening of the Australian dollar against the U.S. dollar partly offset by the increase in gold sales of 11.6%.

In the six months ended December 31, 2010 exchange rate translations had a very significant effect on costs as the Rand strengthened 6.7% against the U.S. dollar from an average of 7.65 in six months ended December 31, 2009 to 7.14 in the six months ended December 31, 2010.

Production costs

Production costs, exclusive of depreciation and amortization, increased by $217.3 million, or 17.8%, from $1,218.4 million in the six months ended December 31, 2009 to $1,435.7 million in the six months ended December 31, 2010.

This increase was due to a 6.7% and an 7.5% strengthening of the South African Rand and Australian dollar against the U.S. dollar respectively, above inflation annual wage increases at the South African operations, increases in electricity tariffs in South Africa and Ghana and the increase in statutory workers participation in Cerro Corona due to the increase in profitability and increase in production at Tarkwa and St. Ives.

Depreciation and amortization

Depreciation and amortization charges increased by $98.8 million, or 34.0%, from $290.6 million in the six months ended December 31, 2009 to $389.4 million in the six months ended December 31, 2010. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa, the increase was due to the 6.7% stronger Rand, increased amortization on ore reserve development, additions to plant and machinery and the increase in short life ore reserve development (defined as development that creates assets with lives shorter than the life of a mine or shaft, including assets such as crosscuts, travelling ways, box holes) at KDC. The increase in amortization at Beatrix was due to an increase in short life ore reserve development and due to the project build-up at South Deep. The increase in Ghana was mainly due to the increase in production. Cerro Corona was similar as tons milled, on which amortization is based, remained constant. In Australia the increase was mainly due to the 7.5% stronger Australian dollar against the U.S. dollar, the increase in production and the amortization of the Morgan Stanley royalty for the six months ended December 31, 2010 compared with only four months for the period ended December 31, 2009.

The table below depicts the changes from June 30, 2009 to December 31, 2010 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in the six months ended December 31, 2009 and 2010, respectively. The life of mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant period (which are taken to be the same as at the end of the prior period and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the period. The ore reserve statement as at December 31, 2010 became effective after January 1, 2011.

	Proven and probable reserves as of			Life of mine as of		Amortization for the six months ended
	June 30, 2009	June 30, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010
	(‘000 oz)			(years)		($ million)
South African Region
KDC	19,800	17,600	16,500	18	19	96.9	126.0
Beatrix	6,100	5,400	5,500	13	13	37.3	36.7
South Deep	17,200	16,900	28,800	42	54	28.2	37.7
West African Region
Tarkwa(1)	10,700	9,900	9,300	13	14.5	22.8	28.3
Damang(2)	1,800	2,100	2,000	10	9.5	7.8	12.7
South American Region
Cerro Corona(3)	2,800	2,700	2,700	15	16	29.3	31.8
Australasian Region(4)
St. Ives	2,300	2,300	2,800	5	5	52.1	96.1
Agnew	700	1,200	1,300	4	6	7.1	9.1
Corporate and other	—	—	—	—	—	9.1	11.0
Total	61,400	58,100	68,900	—	—	290.6	389.4

Reserves below infrastructure(5)	21,700	21,300	9,500	—	—	—	—

Total gold reserves(6)	83,100	79,400	78,400	—	—	—	—

Notes:

(1)	As of June 30, 2009, June 30, 2010 and December 31, 2010, reserves of 7.608 million ounces, 7.038 million ounces and 6.576 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.

(2)	As of June 30, 2009, June 30, 2010 and December 31, 2010, reserves of 1.280 million ounces, 1.493 million ounces and 1.479 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation.

(3)	As of June 30, 2009, June 30, 2010 and December 31, 2010, reserves of 2.260 million ounces, 2.179 million ounces and 2.156 million ounces of gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation. However, amortization at Cerro Corona is based on tons milled being the most consistent parameter over the life of the mine.

(4)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(5)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(6)	As of June 30, 2009, June 30, 2010 and December 31, 2010 reserves of 78.947 million ounces, 75,940 million ounces and 74.571 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the West African and South American operations.

Corporate expenditure

Corporate expenditure was $20.7 million in the six months ended December 31, 2010 compared to $23.5 million in the six months ended December 31, 2009, a decrease of 11.9%. The decrease is mainly due to the restructuring of the corporate office in Johannesburg, that took place in the six months period ended December 31, 2009. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure decreased from R180.0 million in the six months ended December 31, 2009 to R148.0 million in the six months ended December 31, 2010.

Employee termination costs

In the six months ended December 31, 2010, Gold Fields incurred employee termination costs of $35.3 million compared to $4.3 million in the six months ended December 31, 2009. The terminations related primarily to restructuring at the South African operations. The significant increase in 2010 is mainly due to employees opting for voluntary separation packages following the business process re-engineering exercise.

Exploration expenditure

Exploration expenditure was $50.9 million in the six months ended December 31, 2010, an increase of 27.9% from $39.8 million in the six months ended December 31, 2009. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Europe, Asia, Australia and North, South and Central America, with the increase in the six months to December 31, 2010 due primarily to a higher spend on advanced stage exploration projects; $8.3 million on Chucapaca in Peru, $6.4 million on the Far South East and $6.1 million on Yanfolila in Mali. Subject to continued exploration success, exploration expenditure is expected to be $143.0 million in the fiscal year ending December 31, 2011 (excluding expenditure in relation to the Far South East or “FSE”, deposit, Chucapaca and Arctic Platinum Project, or APP).

Feasibility and evaluation costs

Feasibility and evaluation costs were $9.3 million in the six months ended December 31, 2010 compared to $0 million in the six months ended December 31, 2009. The costs were comprised of spending on the Chucapaca project in Peru of $6.3 million and the FSE in the Philippines of $3.0 million.

No feasibility and evaluation costs were incurred on these two projects during the six months ended December 31, 2009 due to work programs only beginning in the six months ended December 31, 2010.

Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment increased from $0.1 million in the six months ended December 31, 2009 to $0.7 million in the six months ended December 31, 2010.

The major disposals in the six months ended December 31, 2010 related to the sale of equipment at South Deep, KDC, Agnew and La Cima compared to the sale of assets at KDC, Beatrix and La Cima in the six months ended December 31, 2009.

(Decrease)/increase in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Gold Fields Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of these retired employees’ medical contributions after their retirement. At December 31, 2010, 142 (June 30, 2010: 166) former employees were covered under this plan. In fiscal 2009, there was no actuarial valuation at December 31, 2009 because the valuation was conducted at June 30, 2010. This benefit is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed until the termination of Gold Fields’ obligations on December 31, 2011. At December 31, 2010, there were 194 (June 30, 2010: 182) former South Deep employees that were subject to this employer contribution.

In the six months ended December 31, 2010, an amount of $0.1 million was credited to earnings, compared to $9.3 million in six months ended December 31, 2009, in respect of Gold Fields’ obligations under these medical plans. The $9.3 million credit in the six months ended December 31, 2009 and $0.1 million in six months ended December 31, 2010 relate to the annual interest and service charge. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for the six months ended December 31, 2010 was $10.9 million compared to $9.9 million in the six months ended December 31, 2009. The increase is due primarily to the effect of translating accretion expenses at the South African operations at a stronger Rand against the U.S. dollar.

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

Share-based compensation

The charge for share-based compensation in the six months ended December 31, 2010 was $27.0 million compared to $31.5 million in the six months ended December 31, 2009. The decrease was primarily due to forfeitures arising from the participating employees in the share-based schemes accepting voluntary separation offers following the BPR exercise and forfeiture adjustment in December 2010. No forfeiture adjustment was made in the six month period ended December 31, 2009 as it was not a financial year end. In addition, in the six months ended December 31, 2010 compensation is higher due to the effect of the stronger Rand.

Interest and dividends

Interest and dividends amounted to $12.9 million in the six months ended December 31, 2010 compared to $19.2 million in the six months ended December 31, 2009. The decrease was mainly due to lower interest rates in the six months ended December 31, 2010 compared to the six months ended December 31, 2009.

The interest received in the six months ended December 31, 2010 of $12.9 million comprised $4.2 million on monies invested in the South African environmental rehabilitation trust funds and $8.7 million on other cash and cash equivalent balances.

The interest received in the six months ended December 31, 2009 of $19.2 million comprised $4.6 million on monies invested in the South African environmental rehabilitation trust funds and $14.6 million on other cash and cash equivalent balances.

Interest on cash balances decreased from $14.6 million in the six months ended December 31, 2009 to $8.7 million in the six months ended December 31, 2010 mainly due to lower interest rates in the six months ended December 31, 2010.

Finance expense

Gold Fields recognized net finance expense of $31.7 million in the six months ended December 31, 2010 compared to $31.3 million in the six months ended December 31, 2009.

Net finance expense in the six months ended December 31, 2010 consisted of gross interest payments of $36.4 million (2009: $33.7 million) partially offset by interest capitalized of $4.7 million (2009: $2.4 million).

The gross interest payments in the six months ended December 31, 2010 and 2009 comprised:

	2010	2009
	($ million)
Interest on the U.S.$1,000,000,000 4.875% guaranteed notes due October 7, 2020, or the Notes	10.8	—
Interest on the $200 million Non-revolving Senior Secured Term Loan	3.5	—
Interest on the non-convertible redeemable preference shares, or the Preference shares	3.1	2.9
Interest on R10 billion Domestic Medium Term Note program, or the DMTN Program	13.7	10.1
Interest on borrowings to fund capital expenditure and operating costs at the South African operations	2.7	9.0
Forward cover costs on the foreign exchange contract taken out on the revolving credit facility	—	5.4
Interest on Project Finance loan—La Cima (Cerro Corona)	1.1	2.7
Interest on the split-tenor revolving credit facility used to partially fund the Morgan Stanley Royalty, the acquisition of Glencar and capital expenditure in Cerro Corona in 2009	0.7	3.4
Other interest charges	0.8	0.2
Gross interest paid	36.4	33.7

Interest charges increased from $33.7 million to $36.4 million due to:

•	Higher average borrowings on the DMTN Program;

•	Interest charges arising from the new $1 billion notes issue and non-revolving senior secured term loan.

These increases were partly offset by:

•	Lower borrowings at the South African operations and the repayment of the Project Finance loan at Cerro Corona, and

•

The cancellation of the forward cover contract on the Western Areas loan in September 2009, resulting in no forward cover costs in the six months ended December 31, 2010 compared to $5.4 million in the six months ended December 31, 2009.

The overall strategy at South African operations was to move away from traditional bank debt and to access the commercial paper market in order to benefit from the lower interest rates offered by commercial paper. With the $1 billion Notes Issue in September 2010, loans under the DMTN program were repaid and replaced with the less expensive Notes.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During the six months ended December 31, 2010, $4.7 million was capitalized in respect of the South Deep operation compared to $2.4 million in the six months ended December 31, 2009.

Gain/(loss) on financial instruments

Gold Fields recognized a realized a net gain on financial instruments of $1.0 million in the six months ended December 31, 2010 compared to $28.2 million in six months ended December 31, 2009.

The gain on financial instruments in the six months to December 31, 2010 related to the $1.4 million gain on marking to market of warrants in Atacama Pacific Corporation, partly offset by a $0.4 million loss on the Rand/U.S.$ forward contract.

The realized net gain in the six months ended December 31, 2009 comprised:

$ million
Gain on receipt of 4 million top-up shares in Eldorado Gold Corporation(1)	53.6
Loss on the copper financial instruments(2)	(25.0)
Loss on the International Petroleum Exchange Gasoil call option	(0.3)
Other	(0.1)

28.2

Notes:

(1)	During the six months ended December 31, 2009, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado at a profit of $59.0 million. Subsequently, a further four million top-up shares, valued at $53.6 million were received from Eldorado and accounted for as gain on financial instruments. The 28 million Eldorado shares were liquidated during the six months ended December 31, 2009, resulting in a profit of $36.3 million.

(2)	The loss on copper financial instruments in the six months ended December 31, 2009 was due to the forward sale, during June 2009, of 8,705 tons of Cerro Corona’s expected copper production for monthly deliveries from June 24, 2009 to June 23, 2010. The average forward price for the monthly deliveries was $5,001 per ton.

An additional 8,705 tons of Cerro Corona’s expected copper production for the six months ended December 31, 2009 was hedged by means of a zero cost collar, guaranteeing a minimum price of $4,600 per ton with full participation up to a maximum price of $5,400 per ton. The above loss relates to 4,415 forward tons and 4,415 zero-cost collar tons.

(Loss)/gain on foreign exchange

Gold Fields recognized an exchange loss of $1.4 million in the six months ended December 31, 2010 compared to $7.2 million in the six months ended December 31, 2009.

The loss of $1.4 million in the six months to December 31, 2010 related to net exchange losses on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields’ various subsidiary companies.

The loss of $7.2 million in the six months ended December 31, 2009 comprised:

$ million
Loss on Australian dollar denominated intercompany loans	(6.4)
Net exchange gains on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields’ various subsidiary companies	(0.8)

(7.2)

(Loss)/profit on disposal of listed investments

During the six months ended December 31, 2010 and 2009, Gold Fields liquidated certain non-current investments. In the six months ended December 31, 2010, a loss of $0.4 million was realized on disposal of investments held by New Africa Mining Fund compared to a gain of $99.2 million in the six months ended December 31, 2009.

The gain of $99.2 million resulted from the following sales:

$ million
Gain on exchange of 58 million Sino Gold shares for 28 million shares in Eldorado Gold Corporation(1)	59.0
Gain on sale of 28 million Eldorado Gold Corporation shares acquired through the Sino Gold Inc. share exchange ..	36.3
Gain from sale of Troy Resources shares	3.9

99.2

Note:

(1)	During the six months ended December 31, 2009, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado at a profit of $59.0 million. Subsequently, a further four million top-up shares, valued at $53.6 million were received from Eldorado and accounted for as gain on financial instruments. The 28 million Eldorado shares were liquidated during the six months ended December 31, 2009, resulting in a profit of $36.3 million.

Impairment of listed investments

There was no impairment charge recognized in the six months ended December 31, 2010 compared to a charge of $7.8 million in the six months ended December 31, 2009. The impairment relates to various offshore listed exploration investments to their market value as at December 31, 2009. The decline in market value below the carrying value of these investments was determined to be other than temporary.

South African Equity Empowerment Transactions

The South African Mining Charter requires mining entities to achieve a 26% ownership of South African mining assets by historically disadvantaged South Africans, or HDSA, by the year 2014.

In fiscal year ended June 30, 2004, Gold Fields implemented its first 15% Black Economic Empowerment, or BEE, transaction with Mvelaphanda, a BEE partner. During the six months ended December 31, 2010. Gold Fields implemented three empowerment transactions which enable the Group to achieve the 2014 BEE equity ownership targets.

The value of these transactions was $297.6 million (2009: $0 million) and were comprised of an employee share option plan, or ESOP, for 10.75% of GFIMSA; a broad-based BEE transaction for 10.0% of South Deep, and a broad-based BEE transaction for 1% of GFIMSA, excluding South Deep. For accounting purposes, these transactions qualify as share-based compensation costs.

The $297.6 million was comprised of $171.9 million for the ESOP, $10.2 million for the GFIMSA transaction and $115.5 million for the South Deep transaction.

Under the ESOP transaction, 13.5 million shares were issued to approximately 47,000 Gold Fields employees. These shares were valued on the grant date using the Gold Fields closing share price of R122.79 on December 22, 2010, adjusted by a marketability discount of 25.8% to reflect the value of the restrictions placed on these shares; that the eligible employees may not dispose of the shares until after 15 years from grant gate. The cost of this once-off share-based compensation was $171.9 million.

Under the GFIMSA transaction, 0.6 million shares were issued to broad-based BEE partners on December 23, 2010. The share-based compensation cost, based on the closing price of R118.51, was $10.2 million. These shares were not adjusted by a marketability discount because they had no trading restrictions.

The South Deep transaction amounted to $115.5 million and was made up of a preferred BEE dividend of $21.2 million and an equity component equivalent to $94.3 million. Under the South Deep transaction, a wholly-owned subsidiary company of Gold Fields was created to acquire 100% of the South Deep asset from GFIMSA. The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share and can convert to Class A ordinary shares over a twenty year period from the effective date of the transaction, December 6, 2010. The Class B ordinary shares will convert one-third after ten years and a third thereafter on each fifth year anniversary. For accounting purposes, the dividend represents a liability of Gold Fields to the Class B ordinary shareholders and qualifies as a share-based compensation. It has been valued at $21.2 million, of which $2.7 million has been classified as a short-term portion under accounts payable. The Rand based effective interest rate used to discount the future dividend payments was 9.55%.

The disposal of 10% of South Deep was subject to valuation adjustments relating to minority, liquidity and marketability discounts which resulted in an overall once-off share-based compensation expense of $94.3 million.

All but the dividend share-based compensation have been included within additional paid-in capital within shareholders’ equity. The long-term dividend liability component of the share-based compensation has been shown as other long-term liabilities.

Royalties

Royalties increased from $26.8 million in the six months ended December 31, 2009 to $43.3 million in the six months ended December 31, 2010 largely due to the increase in revenues and the fact that the South African operations only started paying royalties in the second half of fiscal year ended June 30, 2010, resulting in no royalty charges in the six months ended December 31, 2009 for these operations. In the six months ended December 31, 2009, royalties were classified as income and mining tax expense. The reason for the reclassification is explained below.

The classification of royalty expense at the Group’s operations requires judgment, particularly at the Group’s South African and Ghanaian operations, where the percentages to be applied in calculating royalties are influenced by the expenses incurred in generating those product sales (and therefore the profitability of the operations). In light of the continued increase in royalties at the Group’s international operations, and the fact that recent changes to the calculation of royalties in Ghana, representing the largest component of consolidated royalty expense, will going forward change the percentage to a predetermined 5% of product sales (regardless of the operating margin), Gold Fields has changed the classification of royalty expense in its consolidated financial statements from a component of “income and mining taxes” to “other expenses” in its consolidated statements of operations for the six months ended December 31, 2010. Given the change in circumstances, Gold Fields considered it appropriate to change the presentation on a prospective basis.

Other expenses

Other expenses represent miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. In the six months ended December 31, 2010, there were other expenses of $30.5 million compared to $0.9 million in the six months ended December 31, 2009. The increase is in part attributable to the stronger Rand against the U.S. dollar as well as restructuring costs incurred during the six months ended December 31, 2010.

Other expenses in the six months ended December 31, 2010 and six months ended December 31, 2009 consisted of miscellaneous items which included:

•	Social investment and sponsorship costs;

•	Research and development costs into mechanized mining;

•	New loan facility charges;

•	In the six months ended December 31, 2010, restructuring costs incurred on business process re-engineering;

•	In the six months ended December 31, 2010, legal fees paid as a result of a dispute with a mining contractor at the Ghanaian operation; and

•	In the six months ended December 31, 2010, a write off of costs incurred on the Abosso Deeps feasibility study at Damang.

Income and mining tax expense

The income and mining tax expense decreased from $185.5 million in the six months ended December 31, 2009 to $133.8 million in the six months ended December 31, 2010. This decrease is explained below.

The table below sets forth Gold Fields’ effective tax rate for the six months ended December 31, 2010 and six months ended December 31, 2009, including normal and deferred tax.

	Six months ended December 31,
	2010	2009
Effective tax expense rate	68.7%	36.1%

In the six months ended December 31, 2010, the effective tax expense rate of 68.7% was higher than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	$74.3 million adjustment to reflect the actual realized company tax rates in South Africa and internationally;

•	$61.3 million deferred tax release on reduction of the estimated rate at the South African mining operations;

•	$10.4 million reduction relating to the South African mining tax formula rate adjustment; and

•	$10.3 million reversal of valuation allowance previously raised against deferred tax assets.

The above were offset by the following tax-effected charges:

•

$197.6 million non-deductible expenditure comprising mainly of $128.0 million BEE transaction costs, $11.6 share-based compensation, $25.9 million exploration, feasibility and evaluation costs and $12.6 million National Stabilization Levy in Ghana.

In the six months ended December 31, 2009, the effective tax expense rate of 36.1% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	$58.3 million adjustment to reflect the actual realized company tax rates in South Africa and internationally; and

•	$15.3 million reduction relating to the South African mining tax formula rate adjustment.

The above were offset by the following tax-effected charges:

•	$26.8 million of royalties at the South African, West African, Australian and South American operations; and

•	$7.1 million non-deductible expenditure.

Share of equity investees’ profits/(losses)

Gold Fields equity accounts for two associates, Rand Refinery Limited and Rusoro Mining Limited.

The share of equity investees’ results increased from a share of profits of $3.1 million in the six months ended December 31, 2009 to a share of profits of $4.9 million in the six months ended December 31, 2010.

The Group’s 35% share of after-tax profits in Rand Refinery Limited was $5.5 million in six months ended December 31, 2009 compared with $3.1 million in the six months ended December 31, 2010.

The Group’s 26.4% share of after-tax losses in Rusoro Mining Limited was $2.4 million in the six months ended December 31, 2009 compared with a share of after-tax profit of $1.8 million in the six months ended December 31, 2010.

Net income

As a result of the factors discussed above, Gold Fields’ net income was $65.9 million in the six months ended December 31, 2010, compared with net income of $332.1 million in the six months ended December 31, 2009.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests represented an expense of $53.3 million in the six months ended December 31, 2010 compared to $37.0 million in the six months ended December 31, 2009.

Net income attributable to non-controlling interests increased as a result of the increase in profits at Tarkwa, Damang and Cerro Corona. The non-controlling interests comprised Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) at 28.9%; in La Cima (Cerro Corona) at 19.3%, Canteras del Hallazgo at 49.0% and in Living Gold (Pty) Limited at 35.0%. Canteras del Hallazgo is the subsidiary company that owns the Chucapaca project.

The amounts making up the non-controlling interest for the six months ended December 31, 2010 and 2009 were:

	Non-controlling interest	2010	2009
Gold Fields Ghana Limited—Tarkwa	28.9%	29.7	23.7
Abosso Goldfields—Damang	28.9%	13.1	7.4
La Cima—Cerro Corona	19.3%	17.7	6.0
Canteras del Hallazgo—Chucapaca project	49.0%	(6.9)	—
Living Gold (Pty) Limited	35.0%	(0.3)	(0.1)

		53.3	37.0

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, net loss attributable Gold Fields shareholders was $12.6 million in the six months ended December 31, 2010, compared to net income of $295.1 million in the six months ended December 31, 2009.

Liquidity and Capital Resources

Cash resources

Cash flows from operations

Net cash provided by operations in the six months ended December 31, 2010 was $808.3 million compared to $388.5 million in the six months ended December 31, 2009.

Gold Fields’ realized gold price increased from an average of $1,026 per ounce in the six months ended December 31, 2009 to an average of $1,292 per ounce in the six months ended December 31, 2010. In addition, the realized copper price increased from $5,634 per ton in the six months ended December 31, 2009 to $7,182 per ton in the six months ended December 31, 2010. The increase in realized price resulted in revenue from product sales increasing by $540.3 million from $2,023.9 million in the six months ended December 31, 2009 to $2,564.2 million in the six months ended December 31, 2010.

The effect of the increased revenue was partially offset by:

•

a positive movement of $186.2 million in working capital resulting from a decrease in the net investment in working capital of $190.4 million in the six months ended December 31, 2009 compared to $4.2 million in the six months ended December 31, 2010, which was mainly due to an increase in accounts payable in the six months ended December 31, 2010;

•	an increase of $217.3 million increase in production costs, which increased from $1,218.4 in the six months ended December 31, 2009 to $1,435.7 million in the six months ended December 31, 2010; and

•	a $47.0 million increase in royalties and taxes paid as a result of the increased profitability at a number of subsidiaries.

The net effect of the above was a $419.8 million increase in cash flow provided by operations.

Although revenues from Gold Fields’ South African operations are denominated in U.S. dollars, Gold Fields receives them in Rand, which are then subject to South African exchange control limitations. As a result, those revenues are generally not available to service Gold Fields’ non-Rand debt obligations or to make investments outside South Africa without the approval of the South African Reserve Bank, or SARB.

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

Cash flows from investing activities

Cash utilized in investing activities was $666.7 million in the six months ended December 31, 2010 and $440.5 million in the six months ended December 31, 2009. The items comprising of these amounts are discussed below:

Capital expenditure increased by $154.6 million to $593.6 million in the six months ended December 31, 2010 compared to $439.0 million in the six months ended December 31, 2009. In Rand terms, capital expenditure increased by R879.1 million to R4,238.0 million in six months ended December 31, 2010 compared to R3,358.9 million in the six months ended December 31, 2009.

The increase in capital expenditure of $154.6 million in the six months ended December 31, 2010 was mainly due:

•

The effect of converting Rand expenditure into dollars at a stronger Rand U.S. dollar exchange rate from R7.65 per U.S.$1.00 in the six months ended December 31, 2009 to R7.14 per U.S.$1.00 in the six months ended December 31, 2010;

•	Increased expenditure at South Deep in line with the project plan build-up;

•	Increased expenditure at KDC on the mobile milling plant;

•	Increased expenditure at Tarkwa on new mining equipment and the tailings storage dam; and

•	Increased expenditure at Damang due to the acquisition of mining fleet to commence owner mining and increased expenditure on the secondary crusher.

Partially offset by:

•	Decreased expenditure at Cerro Corona due to the tailings management facility project nearing completion.

Expenditure on Gold Fields’ major capital projects in the six months ended December 31, 2010 included:

•	$136.9 million on ore reserve development at the South African operations, compared to $109.4 million in the six months ended December 31, 2009;

•	$140.5 million on the development and equipping of the South Deep mine as the mine builds to full production as compared to $105.9. million in the six months ended December 31, 2009;

•	$8.5 million on the main shaft pump column at KDC. There was no expenditure on this in the six months ended December 31, 2009;

•	$1.8 million on the Beatrix Shaft No. 3 expansion project as compared to $2.1 million in the six months ended December 31, 2009;

•	$4.5 million on the historical tailings uranium project at KDC, as compared to $8.9 million in the six months ended December 31, 2009;

•	$16.5 million on mobile milling plant at KDC. There was no expenditure on this in the six months ended December 31, 2009;

•	$3.0 million on the methane project at Beatrix as compared to $0.2 million in the six months ended December 31, 2009;

•	$11.1 million on the tailings storage dam at Tarkwa, as compared to $1.0. million in the six months ended December 31, 2009;

•	$35.3 million on new mining equipment at Tarkwa as compared to $15.4 million in the six months ended December 31, 2009;

•	$42.3 million on owner mining equipment at Damang as compared to no expenditure in the six months ended December 31, 2009;

•	$14.1 million on development of the Waroonga underground complex at Agnew compared to $11.4 million in six months ended December 31, 2009;

•

$33.6 million on development of underground mines at St. Ives compared to $32.0 million in six months ended December 31, 2009. Athena accounted for $21.2 million of spend in the six months ended December 31, 2010;

•	$12.2 million on the tailings management facility at Cerro Corona compared to $43.6 million in the six months ended December 31, 2009;

•	$2.2 million on the oxide plant at Cerro Corona in Peru. There was no expenditure in the six months ended December 31, 2009; and

•	$4.7 million of interest capitalized as compared to $5.2 million in six months ended December 31, 2009.

Proceeds on the disposal of property, plant and equipment increased from $0.7 million in the six months ended December 31, 2009 to $5.3 million in the six months ended December 31, 2010. In both years, this related to the disposal of various redundant assets at both the South African and international operations.

On August 27, 2009, Gold Fields reached agreement with Morgan Stanley Bank to terminate, for A$308 million ($257.1 million), the royalty agreement between St. Ives Gold Mining Company Pty Limited and Morgan Stanley Bank’s subsidiaries. The terminated royalty agreement required St. Ives to pay a 4% net smelter volume royalty on all of its revenues once total gold produced from November 30, 2001 exceeded 3.3 million ounces which was triggered early in six months ended December 31, 2009, and provided that if the gold price exceeded A$600 per ounce, to pay an additional 10% of the revenue difference between the spot gold price, in Australian dollars per ounce, and the price of A$600 per ounce.

In the six months ended December 31, 2009, Gold Fields acquired, for cash, 100% of Glencar Mining Plc., a company whose principal asset, and only defined resource, is the Komana project in Southern Mali, West Africa. The cash consideration paid was $43.0 million.

On September 20, 2010, Gold Fields entered into option agreements with Lepanto Consolidated Mining Company, or Lepanto, a company listed in the Philippines, and Liberty Express Assets, or Liberty, a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast, or FSE, deposit in the Philippines. The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. As part of the agreement, Gold Fields was required to pay $10 million in option fees to Lepanto and $44 million as a non-refundable down-payment to Liberty upon signing of the option agreements, totaling $54 million, which payments were made during September 2010. After a 12-month period, should Gold Fields decide to proceed with the acquisition of the 60% interest in FSE, a further non-refundable down-payment of $66 million will be payable to Liberty, with the final payment of $220 million payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is $340 million.

Purchase of listed investments was $9.4 million in the six months ended December 31, 2010 compared with $6.6 million in six months ended December 31, 2009. The investment purchases comprising the $9.4 million spent in the six months ended December 31, 2010 were:

$ million
Purchase of a shareholding in Atacama Pacific Gold Corporation	4.5
Loans to GBF Underground Mining Company	4.4
Purchase of a shareholding in Fjordland Exploration Inc	0.3
Purchase of a shareholding in Carriboo Rose Resources Ltd	0.2

9.4

The investment purchases comprising the $6.6 million spent in the six months ended December 31, 2009 related to loans advanced to GBF Underground Mining Company.

Proceeds from the sale of listed investments were $0.4 million in the six months ended December 31, 2010 compared with $306.5 million in six months ended December 31, 2009. The investment disposal comprising the $0.4 million in the six months ended December 31, 2010 relates to a disposal of investments held by the New Africa Mining Fund.

The investment disposals comprising the $306.5 million in the six months ended December 31, 2009 were:

$ million
Sale of shares in:
Eldorado Gold Corporation	299.3
Troy Resources NL	7.2

306.5

For its South African operations, Gold Fields contributes to an environmental trust fund, or the Trust Fund, it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the life of mine of the different South African operations and various other factors.

During the six months ended December 31, 2010, Gold Fields’ South African operations contributed into the Trust Fund and also paid for certain rehabilitation works, a total of $15.4 million compared to $2.0 million in the six months ended December 31, 2009. The lower payments in the six months ended December 31, 2009 relate only to payments for rehabilitation work done as the final contribution payments into the Trust Fund are always made at the fiscal year end which for the period concerned was June 30, 2010. For the Ghana, Australia and Peru operations, Gold Fields does not contribute to a trust fund.

Cash flows from financing activities

Net cash provided by financing activities was $137.2 million in the six months ended December 31, 2010 as compared to net cash utilized by financing activities of $87.6 million in the six months ended December 31, 2009. The items comprising these amounts are discussed below:

Long and short-term loans received were $1,543.8 million in the six months ended December 31, 2010 and $942.1 million in the six months ended December 31, 2009.

The $1,543.8 million in loans received in the six months ended December 31, 2010 was comprised of:

$ million
Notes issued to refinance existing facilities	986.4
Drawn down under DMTN Program to refinance existing facilities	248.0
Loans raised under the Split-tenor Revolving Credit facility	70.0
Draw down under the $200 million Non-revolving Senior Secured Term loan to finance working capital requirements	200.0
Borrowings by GFIMSA from various local banks to fund short term working capital requirements and capital expenditure	39.4

1,543.8

The $942.1 million in loans received in six months ended December 31, 2009 was comprised of:

$ million
Draw downs under the DMTN Program to refinance existing facilities	425.2
Borrowings by GFIMSA from various local banks to fund short term working capital requirements and capital expenditure	95.9
(a) Draw down on the $750 million syndicated facility to partially fund the Morgan Stanley Royalty and the acquisition of Glencar	221.0
(b) Loan raised under the $311 million Syndicated Revolving Credit Facility for purposes of refinancing existing facilities	200.0

942.1

Long and short-term loans repaid were $1,330.8 million in the six months ended December 31, 2010 and $962.1 million in the six months ended December 31, 2009.

The $1,330.8 million in loans repaid in six months ended December 31, 2010 was comprised of:

$ million
DMTN Program	659.6
$200 million Non-revolving Senior Secured Term Loan	10.0
Group committed and uncommitted facilities	41.9
Split-tenor Revolving Credit Facility	500.0
Project Finance Facility	100.0
Interest on preference shares	19.3

1,330.8

The $962.1 million in loans repaid in the six months ended December 31, 2009 was comprised of:

$ million
DMTN Program	226.8
Group committed and committed facilities	126.3
Split-tenor Revolving Credit Facility	271.0
Project Finance Facility	50.0
Short-term syndicated facility	16.0
$311 million Syndicated Revolving Credit Facility	272.0

962.1

For a description of the Gold Fields’ various credit facilities, see “—Credit Facilities and Other Capital Resources”.

$2.9 million of non-controlling shareholder loans at Tarkwa were repaid in the six months ended December 31, 2010. There were no non-controlling shareholder loan repayments in the six months ended December 31, 2009.

During the six months ended December 31, 2010, $9.3 million was received from Buenaventura which holds a non-controlling interest in Canteras del Hallazgo, the company that owns the Chucapaca project in Peru.

Dividends paid amounted to $67.4 million in the six months ended December 31, 2010 compared to $72.6 million in the six months ended December 31, 2009.

Dividend payments amounted to R494.4 million, or 70 SA cents per ordinary share in six months ended December 31, 2010 and R564.1 million, or 80 SA cents per ordinary share in six months ended December 31, 2009.

During the six months ended December 31, 2010, Tarkwa and Damang paid dividends to non-controlling shareholders amounting to $20.2 million. No such dividends were paid during the six months ended December 31, 2009.

In six months ended December 31, 2009, $5.4 million was received as a result of share options exercised of $4.4 million and the issue of shares under the BEE Transactions of $1.0 million compared to $5.0 million in the six months ended December 31, 2009 for options exercised.

Net increase/(decrease) in cash and cash equivalents

As a result of the above, and after taking into account the effect of exchange on cash and cash equivalents, net cash generated was $308.8 million in the six months ended December 31, 2010 compared to cash utilized of $108.9 million in the six months ended December 31, 2009.

The resultant cash and cash equivalents at December 31, 2010 and June 30, 2010 was $809.5 million and $239.0 million respectively.

Credit Facilities and Other Capital Resources

As at December 31, 2010, Gold Fields had committed, unutilized banking facilities of $1,394 million available under the following facilities, details of which are discussed below:

•	$450 million available under the $450 million Syndicated Revolving Credit Facility;

•	$500 million available under the Split-tenor Revolving Credit Facility; and

•	$444 million (R3,000 million) available under various committed revolving credit facilities discussed further below.

As of March 23, 2011, Gold Fields had committed unutilized banking facilities of $450 million under the $450 million Syndicated Revolving Credit Facility, $80 million under the Split-tenor Credit Facility, $40 million under the Senior Secured Revolving Credit Facility and R3,000 million under various committed revolving credit facilities described below. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements. As of the date of this report, Gold Fields was not in default under the terms of any of its outstanding credit facilities.

In the event that Gold Fields undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

Project Finance Facility

On November 14, 2006, Gold Fields La Cima S.A., or La Cima, entered into a $150 million project finance facility agreement, or the Project Finance Facility, with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and other financial institutions, as set out in the agreement. The terms of the Project Finance Facility were an upfront arrangement fee of 1.2% and a margin over LIBOR of 0.45% during the pre-completion phase and between 1.25% and 1.75% thereafter.

Scheduled principal repayments had to be made in 16 semi-annual installments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning on June 30, 2009. The final installment was due on the tenth anniversary of the signing date. The Project Finance Facility was secured by, among other things, pledges of and mortgages over the assets and properties of La Cima. La Cima could elect to make optional prepayments and had to make prepayments in certain circumstances, including with the proceeds of any bond issuances up to a maximum of $100 million.

During the six months ended December 31, 2009 and 2010, La Cima repaid $50 million and $100 million respectively. Under the terms of the Project Finance Facility, all payments from the Peruvian operations to any Gold Fields group entities were restricted until the Project Finance Facility had been repaid in full.

In accordance with the facility agreement, the final completion date (i.e., the date on which the Guarantees fall away and the facility becomes non-recourse) had to occur before November 14, 2010. However, La Cima repaid the full amount outstanding under this facility on September 16, 2010, from which date the security granted by La Cima in connection with this facility, was released. The Facility was cancelled on the same date. The repayment was made from cash generated by operations.

$200 million Non-revolving Senior Secured Term Loan

On September 17, 2010, La Cima entered into a non-revolving senior secured term loan for up to $200 million with The Bank of Nova Scotia and Banco de Crédito del Perú. The purpose of this facility is to (i) repay La Cima’s outstanding subordinated loans with its affiliates; and (ii) to finance its working capital requirements.

On September 22, 2010, the lenders advanced $200 million to La Cima under this facility. The facility amount shall be repaid in 20 equal quarterly installments of $10 million each. The final maturity date of this facility is 5 years from the disbursement date.

Borrowings under the non-revolving senior secured term loan are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima will be subject to an Account Control Agreement and a first ranking charge in favor of the lenders. This facility is non-recourse to the rest of the Gold Fields group.

During December 2010 and during March 2011, La Cima repaid $10 million in accordance with the agreement terms.

Split-tenor Revolving Credit Facility

On May 16, 2007, GFIMSA, Gold Fields Orogen Holding (BVI) Limited, or Orogen, and Gold Fields Operations Limited, or GFO, entered into a $750 million split-tenor revolving credit facility, or the Split-tenor Facility, with lead lenders Barclays Bank Plc and ABN Amro N.V. As originally constituted, the Split-tenor Facility consisted of a $250 million 364-day revolving tranche (Facility A) and a $500 million five-year revolving tranche (Facility B). Facility A has since expired, as explained below.

Borrowings under the Split-tenor Facility are guaranteed by Gold Fields, GFIMSA, Gold Fields Holdings Company (BVI) Limited, or GF Holdings, Orogen and GFO. Under the Split-tenor Facility, Gold Fields must maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There are also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction.

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

On April 28, 2008, Gold Fields exercised the term out option under Facility A which converted the full $250 million advance at that point into a term loan with a final maturity date of May 16, 2009. In terms of the facility agreement, Gold Fields had the option to repay the loan under Facility A early in whole or in part by giving five days’ prior notice. Facility A was repaid in full on May 15, 2009. Facility B matures on May 16, 2012. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On June 30, 2009, Orogen and GFO had borrowed $241 million and $259 million respectively under Facility B.

On September 17, 2009, Gold Fields utilized $259 million of the proceeds from the sale of the shares in Eldorado to fully settle GFO borrowings under facility B. Subsequently, on various dates, Orogen drew down $221 million to refinance more expensive debt under the $311 million Syndicated Revolving Credit Facility. Orogen also repaid $32 million during the financial year ended June 30, 2010.

On August 26, 2010, Orogen drew down a further $70 million and on October 8, 2010, repaid the full $500 million drawn under Facility B using proceeds of the $1 billion Notes issue.

There were no outstanding borrowings of Orogen under Facility B at December 31, 2010 (June 30, 2010: $430 million).

The loan under Facility B bears interest at LIBOR plus a margin of 0.30% per annum.

Subsequent to calendar year ended December 31, 2010, Newshelf 899 (Propriety) Limited, or Newshelf, a subsidiary of Gold Fields, became an additional guarantor under this facility. On March 22, 2011, Orogen drew down $420 million under this facility.

$311 million Syndicated Revolving Credit Facility

On May 7, 2009, GFIMSA, Orogen and GFO entered into a 364-day $311 million syndicated revolving loan facility with an option to extend the term on the same terms for an additional 364 days from the date of the original final maturity, or the Extension Option. At any time prior to the date of final maturity, Gold Fields had the option to convert all advances outstanding under this facility into a term loan with a final maturity date being no more than 24 months after the signing date of the facility, or the Term Out Option. The Extension Option was not exercisable if the Term Out Option had been exercised. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

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

On September 17, 2009, Gold Fields utilized $15 million, of the proceeds from the sale of the shares in Eldorado to fully settle GFO borrowings under this Facility. On September 22, 2009, Orogen repaid $36 million of its loan.

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

$450 million Syndicated Revolving Credit Facility

On May 12, 2010, GFIMSA, Orogen and GFO entered into a $450 million syndicated revolving loan facility with an option to increase the Facility to $550 million within six months from signing date. The option to increase the facility to $550 million was not exercised. The purpose of the facilities was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility is September 30, 2013.

The facility bears interest at LIBOR plus a margin of 1.75% per annum. Where the utilization under the facility is equal to or greater than 50%, a utilization fee of 0.25% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.70% per annum. The facility was unutilized at December 31, 2010.

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GFO. Subsequent to the calendar year ended December 31, 2010, Newshelf became an additional guarantor under the facility.

$60 million Senior Secured Revolving Credit Facility

On December 22, 2010, Gold Fields Ghana and Abosso entered into a $60 million reducing senior secured revolving credit facility, which facility became available on February 21, 2011. The available facility amount reduces annually on the anniversary date being February 21, 2011, from $60 million to $43 million to $35 million in the last and final year with the final maturity date being February 21, 2014. The purpose of this facility is for (i) general corporate purposes; (ii) working capital purposes and/or (iii) capital expenditure purposes, including the purchase of a yellow metal fleet.

On February 25, 2011, Abosso drew down $20 million under this facility.

The loan bears interest at LIBOR plus a margin of 2.85% per annum. The borrowers are required to pay a quarterly commitment fee of 1.30% per annum.

Borrowings under the facility are guaranteed by Gold Fields Ghana and Abosso. Borrowings under this facility are also secured by the registration of security over certain fleet vehicles owned by Gold Fields Ghana and Abosso, or the Secured Assets. In addition, the lenders are noted as first loss payees under the insurance contracts in respect of the Secured Assets and are assigned the rights under the maintenance contracts between certain suppliers of the Secured Assets. This facility is non-recourse to the rest of the Gold Fields group.

Other short-term Credit Facilities

The group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations. The total draw downs were $39 million during the six months ended December 31, 2010 (six months ended December 31, 2009: $96 million). Total repayments were $42 million (six months ended December 31, 2009: $126 million). The repayments were made from the proceeds of issuing the Notes.

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

In certain circumstances, the dividend rate increases up to 61% of the Prime Rate in the event that the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The Preference Shares can be redeemed by the Company in the event the dividend rate is adjusted according to the terms of the Preference Shares, or at any time on 14 days’ notice. The proceeds of the issuance of the Preference Shares were used to refinance a portion of the Split-tenor Facility. The Preference Shares mature on January 24, 2011 and payment in full of all dividends, redemption amounts, costs and expenses that may become payable in respect of the Preference Shares has been guaranteed by GFIMSA, Orogen, GFO and GF Holdings. Subsequent to the calendar year ended December 31, 2010, Newshelf became an additional guarantor of the Preference shares.

On October 10, 2008, R600 million ($61 million) of the R1,200 million ($165 million) preference shares was repaid, with an attributable dividend of R23 million ($3 million).

On December 15, 2010, Gold Fields declared and paid $19 million of the attributable dividend. On the same date the redemption date of January 24, 2011 was extended to September 15, 2011. The preference shares may be redeemable earlier on a date as agreed between the holder and Gold Fields.

The remaining balance as at December 31, 2010 was $91 million (June 30, 2010: $96 million), consisting of capital of $88 million (June 30, 2010: $79 million) and an attributable dividend of $3 million (June 30, 2010: $17 million).

R10 billion Domestic Medium Term Note Program

Gold Fields established a R10 billion Domestic Medium Term Note Program, or the DMTN Program, on April 6, 2009. Under the DMTN Program, Gold Fields may from time to time issue notes denominated in any currency. The notes are not subject to any minimum or maximum maturity and the maximum aggregate nominal amount of all notes from time to time outstanding may not exceed R10 billion.

The DMTN Program has been registered with the bond market of the JSE and the notes issued can be listed on the JSE or not.

Under the DMTN Program, Gold Fields issued listed notes totaling $248 million (six months ended December 31, 2009: $425 million) and settled listed maturing notes totaling $660 million (six months ended December 31, 2009: $227 million).The different notes issued mature three, six or 12 months from date of issue and bear interest at JIBAR plus a margin ranging from 0.56% to 1.00% per annum, except for notes with a carrying value of R300 million ($44 million) which are at a fixed rate of 8.48%.

The outstanding issued notes under the DMTN Program at December 31, 2010 were R735 million ($109 million), compared to R3,602 million ($476 million) at June 30, 2010. The notes outstanding at December 31, 2010 matured as follows:

•	$32 million (R217 million) on January 25, 2011;

•	$32 million (R218 million) on February 10, 2011; and

•	$44 million (R300 million) on March 2, 2011

Notes under the DMTN Program are guaranteed by GFIMSA, GF Holdings, Orogen and GFO.

R3,000 million Long Term Revolving Credit Facilities

GFIMSA and GFO have entered into three separate revolving credit facilities totaling R3 billion with tenors between three and five years. The purpose of the facilities are to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt. These facilities were unutilized at December 31, 2010.

The borrowers are required to pay a commitment fee of between 0.75% and 0.90% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable either quarterly or semi-annually in arrears.

In summary the facilities are:

•	a R1.0 billion ($148 million) revolving credit facility entered into on December 9, 2009 and maturing December 17, 2012 at Jibar plus 3.00%;

•	a R500 million ($74 million) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013 at Jibar plus 2.85%; and

•	a R1.5 billion ($222 million) revolving credit facility entered into on May 6, 2009 and maturing June 10, 2014 at Jibar plus 2.95%.

Borrowings under these facilities are guaranteed by Gold Fields, GF Holdings, GFO, Orogen and GFIMSA. Subsequent to the calendar year ended December 31, 2010, Newshelf became an additional guarantor under these facilities.

$1 billion Notes Issue

On September 30, 2010, Orogen issued U.S.$1,000,000,000 4.875% guaranteed Notes due October 7, 2020, or the Notes. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, GFIMSA, GFO and GF Holdings, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

Gold Fields used the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and for general corporate purposes.

Capital expenditure

Capital expenditure was $594 million in the six months ended December 31, 2010, compared to $439 million in the six months ended December 31, 2009, See “—Liquidity and Capital Resources—Cash Resources—Cash flows from investing activities.” Gold Fields expects to incur approximately $1,173 million (Rand 7,920 million), after excluding $166 million expenditure on exploration and capital waste mining which is expensed under US GAAP, in capital expenditure in fiscal year ending December 31, 2011, which it expects to finance from internal sources and, to the extent required, credit facilities.

Contractual obligations and commitments as at December 31, 2010

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Long-term debt
Notes Issue
Par value	1,000.0	—	—	—	1,000.0
Coupon interest	487.5	48.8	97.5	97.5	243.7
Non-Revolving Senior Secured Term Loan
Capital	190.0	40.0	80.0	70.0	—
Interest	10.9	4.0	5.3	1.6	—
Preference shares
Capital	88.9	88.9	—	—	—
Interest	6.0	6.0	—	—	—
Medium Term Note Program
Capital	108.9	108.9	—	—	—
Interest	4.8	4.8	—	—	—
Scrip Loan
Capital	21.3	21.3	—	—	—
Interest	0.3	0.3	—	—	—
Operating lease obligations—building	1.9	1.7	0.2	—	—
Other long-term obligations
Post-retirement healthcare(1)	2.4	0.5	1.0	0.9	—
Environmental obligations(2)	324.9	4.2	8.4	8.4	303.9

Total contractual obligations	2,247.8	329.4	192.4	178.4	1,547.6

Notes:

(1)	Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go basis.

(2)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “—Critical Accounting Policies and Estimates—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(Rand millions)
Other commercial commitments
Guarantees(1)	2.2	2.2	—	—	—
Capital expenditure(2)	167.4	167.4	—	—	—
Funding commitments	—	—	—	—	—
Total commercial commitments	169.6	169.6	—	—	—

Notes:

(1)	Guarantees consist of numerous obligations. Guarantees consisting of $49 million committed to guarantee Gold Fields’ environmental obligations with respect to its West African, South American and Australasian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.

(2)	Capital expenditure consists only of amounts committed to external suppliers, although as of December 31, 2010 an amount of $1,291.6 million in respect of capital expenditure had been approved by Gold Fields’ Board.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At December 31, 2010, Gold Fields had no off balance sheet items.

Recent Developments

Voluntary Offer to Acquire Minority Shares in La Cima

On March 22, 2011, Gold Fields Corona announced a voluntary purchase offer in Lima, Peru, to acquire the outstanding common voting shares and investment shares of La Cima that it does not already own.

Gold Fields Corona is offering S/.4.20 in cash for each La Cima common or investment share. The price would be adjusted after the dividend cut-off date (fecha de corte) for any dividends distributed during the term of the offer pursuant to a resolution to be approved at the La Cima shareholders meeting on March 31, 2011. La Cima shareholders who accept the offer before the dividend cut-off date will receive S/.4.20 per share, and accordingly will not be entitled to receive the dividend that would be paid by La Cima. Shareholders who accept the offer on or after the dividend cut-off date will receive S/.4.20 per share, less the dividend to be approved at the shareholders meeting, which pursuant to the La Cima Board’s proposal, would be S/.0.138 per share. The offer opened on March 21, 2011, at market opening, and is open for 20 trading days on the Lima Stock Exchange.

If the offer is taken up in full, the cost of the transaction will amount to S/.1.16 billion (U.S.$420 million). The offer price of S/.4.20 per share is a premium of 32% over the current spot price of S/.3.19 per common share and a 36% premium over the current spot price of S/.3.08 per investment share. The offer price represents a 30% and a 34% premium over the six months average trading price of the common shares and investment shares, respectively.

La Cima’s share structure is made up of 1,257 million common shares with full voting rights and 176 million non-voting investment shares. Gold Fields Corona’s offer is for 8% of the common shares it does not already own and for 100% of the investment shares.

Trend and Outlook

The trend and outlook below are based on management accounts, which are prepared based on IFRS.

Gold production for the fiscal year ending December 31, 2011, is forecast between 3.5 million attributable equivalent ounces and 3.7 million attributable equivalent ounces. The total cost is estimated at U.S.$760 per ounce and NCE is estimated at U.S.$1,050 per ounce. This estimate is based on an average exchange rate of R7.14 per U.S.$1.00 and U.S.$1.00 per A$1.00. The above is an estimate subject to change based on a number of factors. For further information on these factors, see “Forward Looking Statements” and the Company’s annual report on Form 20-F, filed with the SEC on December 3, 2010. The estimated financial information has not been reviewed and reported on by the Gold Fields’ auditors.

ITEM 8: FINANCIAL INFORMATION

Legal Proceedings

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now known as Uranium One. WAL’s assessment remains that it has sustainable defenses to these claims and, accordingly, WAL’s attorneys have been instructed to vigorously defend the claims. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged unlawful acts and March 2008 (approximately R11 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately R519 million). The claims lie only against WAL, which holds a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company. The plaintiffs have failed, to date, to prosecute their claims and the action remains in abeyance.

Other than the summons described above, Gold Fields is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this transition report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010. In making this assessment, Gold Fields’ management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Gold Fields’ management concluded that, as of December 31, 2010, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., an independent registered public accounting firm that audited the consolidated financial statements included in this transition report on Form 20-F, has issued an attestation report on the effectiveness of Gold Fields’ internal control over financial reporting as of December 31, 2010.

(c) Attestation Report of the Registered Public Accounting Firm:

See report of KPMG Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d) Changes in Internal Control Over Financial Reporting:

There has been no change in Gold Fields’ internal control over financial reporting that occurred during the six-month period ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

PART III

ITEM 17: FINANCIAL STATEMENTS

Gold Fields has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this transition report.

INDEX TO FINANCIAL STATEMENTS

Page
Gold Fields Limited
Report of the Independent Registered Public Accounting Firm (KPMG)	F-1
Report of the Independent Registered Public Accounting Firm (PwC)	F-3
Consolidated Statements of Operations for the Six Month Period Ended December 31, 2010 and 2009 and the fiscal years ended June 30, 2010 and 2009	F-4
Consolidated Balance Sheets as of December 31, 2010 and June 30, 2010	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Six Month Period Ended December 31, 2010 and the fiscal years ended June 30, 2010 and 2009	F-6
Consolidated Statements of Comprehensive Income for the Six Month Period Ended December 31, 2010 and 2009 and the fiscal years ended June 30, 2010 and 2009	F-8
Consolidated Statements of Cash Flows for the Six Month Period Ended December 31, 2010 and 2009 and the fiscal years ended June 30, 2010 and 2009	F-9
Notes to the Consolidated Financial Statements	F-10

Schedules to Gold Fields Limited’s Financial Statements
Schedule 1—Valuation and Qualifying Accounts	S-1

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this transition report.

No.	Exhibit

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

GOLD FIELDS LIMITED

/s/ N.J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer

Date: March 31, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Gold Fields Limited:

We have audited the accompanying consolidated balance sheet of Gold Fields Limited and subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statement of operations, changes in shareholders’ equity, comprehensive income, and cash flows for the six-month period ended December 31, 2010. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule, “Schedule I—Valuation and Qualifying Accounts”. We also have audited Gold Fields Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15 on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audit. The consolidated financial statements and schedule of Gold Fields Limited and subsidiaries for the year then ended June 30, 2010 and 2009 were audited by other auditors whose report dated December 2, 2010 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and subsidiaries as of December 31, 2010, and the results of its operations and its cash flows for the six-month period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule for the period ended December 31, 2010, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, Gold Fields Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(signed) KPMG Inc.

Johannesburg, South Africa

March 31, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

In our opinion, the consolidated balance sheet as of June 30, 2010 and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of two years in the period ended June 30, 2010 present fairly, in all material respects, the financial position of Gold Fields Limited and its subsidiaries at June 30, 2010, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended June 30, 2010 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

December 2, 2010

Gold Fields Limited

Consolidated Statements of Operations

($ in millions unless otherwise noted)

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2010	(Unaudited) 2009	2010	2009
REVENUES
Product sales	2,564.2	2,023.9	4,164.3	3,228.3

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	1,435.7	1,218.4	2,544.0	1,998.6
Depreciation and amortization	389.4	290.6	631.1	433.5
Corporate expenditure	20.7	23.5	47.5	35.5
Employee termination costs	35.3	4.3	10.3	21.0
Exploration expenditure	50.9	39.8	82.4	58.0
Feasibility and evaluation costs	9.3	—	—	—
Profit on disposal of property, plant and equipment	(0.7)	(0.1)	(0.3)	(0.5)
Shaft closure costs	—	—	—	(0.2)
(Decrease)/increase in provision for post-retirement health care costs	(0.1)	(9.1)	(9.4)	3.4
Accretion expense on provision for environmental rehabilitation	10.9	9.9	19.3	13.9
Share-based compensation	27.0	31.5	53.9	33.7

	1,978.4	1,608.8	3,378.8	2,596.9
OTHER (EXPENSES)/INCOME
Interest and dividends	12.9	19.2	40.2	24.9
Finance expense	(31.7)	(31.3)	(65.2)	(73.9)
Gain/(loss) on financial instruments	1.0	28.2	27.7	(1.3)
(Loss)/gain on foreign exchange	(1.4)	(7.2)	(8.5)	10.2
(Loss)/profit on disposal of listed investments	(0.4)	99.2	111.7	(16.1)
Impairment of listed investments	—	(7.8)	(8.1)	(16.0)
Loss on disposal of subsidiary	—	—	—	(0.3)
South African Equity Empowerment Transactions	(297.6)	—	—	—
Royalties	(43.3)	—	—	—
Other expenses	(30.5)	(0.9)	(31.9)	(7.7)

	(391.0)	99.4	65.9	(80.2)

INCOME BEFORE TAX, IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE AND SHARE OF EQUITY INVESTEES’ PROFITS/(LOSSES)	194.8	514.5	851.4	551.2
Income and mining tax expense	(133.8)	(185.5)	(358.4)	(264.6)

INCOME BEFORE IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE AND SHARE OF EQUITY INVESTEES’ PROFITS/(LOSSES)	61.0	329.0	493.0	286.6
Impairment of investment in equity investee	—	—	—	(87.4)
Share of equity investee’s profits/(losses)	4.9	3.1	(22.7)	(3.5)

Net income	65.9	332.1	470.3	195.7
Net income attributable to non-controlling interests	(53.3)	(37.0)	(79.3)	(34.8)

Net income attributable to Gold Fields shareholders	12.6	295.1	391.0	160.9

BASIC EARNINGS PER SHARE ($)	0.02	0.42	0.55	0.24
DILUTED EARNINGS PER SHARE ($)	0.02	0.41	0.55	0.24
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
—COMPUTATION OF BASIC EARNINGS PER SHARE	711,011,673	705,213,542	705,364,200	670,328,262
—COMPUTATION OF DILUTED EARNINGS PER SHARE	719,689,050	712,426,126	714,549,842	677,790,732
DIVIDEND PER SHARE ($)	0.10	0.11	0.17	0.17

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

($ in millions unless otherwise noted)

	December 31, 2010	June 30, 2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	809.5	500.7
Receivables	411.4	305.4
Inventories	256.3	234.9
Materials contained on heap leach pads	111.3	91.5

Total current assets	1,588.5	1,132.5

Property, plant and equipment, net	7,482.0	6,639.7
Goodwill	1,295.2	1,154.9
Non-current investments	344.3	254.3

TOTAL ASSETS	10,710.0	9,181.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and provisions	670.6	551.9
Interest payable	4.1	4.5
Royalties, income and mining taxes payable	156.1	104.3
Short-term loans and current portion of long-term loans	261.7	691.1

Total current liabilities	1,092.5	1,351.8
Long-term loans	1,136.6	430.0
Deferred income and mining taxes	1,051.8	982.5
Provision for environmental rehabilitation	324.4	275.7
Other non-current liabilities	19.7	—
Provision for post-retirement health care costs	2.7	2.8

Total liabilities	3,627.7	3,042.8

COMMITMENTS AND CONTINGENCIES—see notes 20 and 21
SHAREHOLDERS’ EQUITY
Share capital December 31, 2010—1,000,000,000 (June 30, 2010: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued December 31, 2010: 720,796,887 (June 30, 2010: 705,903,511)	58.8	57.8
Additional paid-in capital	5,313.2	5,005.4
Retained earnings	779.6	834.4
Accumulated other comprehensive income/(loss)	562.4	(96.5)

Gold Fields shareholders’ equity	6,714.0	5,801.1
Non-controlling interests	368.3	337.5

Total equity	7,082.3	6,138.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,710.0	9,181.4

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Non- controlling interests	Total
BALANCE—JUNE 30, 2008	653,200,682	54.9	4,490.4	521.8	(243.0)	151.4	4,975.5
Net income	—	—	—	160.9	—	34.8	195.7
Dividends declared	—	—	—	(121.2)	—	—	(121.2)
Share-based compensation	—	—	33.7	—	—	—	33.7
Shares issued on conversion of debt instrument to equity: Mvela	50,000,000	2.7	412.2	—	—	—	414.9
Exercise of employee share options	1,549,167	0.1	7.9	—	—	—	8.0
Other comprehensive loss*	—	—	—	—	(95.9)	(4.3)	(100.2)
Rights issue to non-controlling interests—Cerro Corona	—	—	—	—	—	97.6	97.6

BALANCE—JUNE 30, 2009	704,749,849	57.7	4,944.2	561.5	(338.9)	279.5	5,504.0
Net income	—	—	—	391.0	—	79.3	470.3
Dividends declared	—	—	—	(118.1)	—	(23.1)	(141.2)
Share-based compensation	—	—	53.9	—	—	—	53.9
Exercise of employee share options	1,153,662	0.1	7.3	—	—	—	7.4
Other comprehensive income*	—	—	—	—	242.4	17.2	259.6
Transactions with non-controlling interests	—	—	—	—	—	(15.4)	(15.4)

BALANCE—JUNE 30, 2010	705,903,511	57.8	5,005.4	834.4	(96.5)	337.5	6,138.6
Net income	—	—	—	12.6	—	53.3	65.9
Dividends declared	—	—	—	(67.4)	—	(28.9)	(96.3)
Share-based compensation	—	—	303.4	—	—	—	303.4
Exercise of employee share options	751,630	—	4.4	—	—	—	4.4
Shares issued under the South African Equity Empowerment Transactions	14,141,746	1.0	—	—	—	—	1.0
Other comprehensive income*	—	—	—	—	658.9	—	658.9
Receipt of funds from non-controlling interests	—	—	—	—	—	6.4	6.4

BALANCE—DECEMBER 31, 2010	720,796,887	58.8	5,313.2	779.6	562.4	368.3	7,082.3

*	Non-controlling interests’ share of other comprehensive income/(loss) relates to foreign exchange translation

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity—(Continued)

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive (loss)/ income for the periods presented:

	Share of equity investee’s other comprehensive income	Mark-to-market of listed investments	Foreign exchange translation	Accumulated other comprehensive (loss)/income
BALANCE—JUNE 30, 2008	9.6	156.9	(409.5)	(243.0)
Share of equity investee’s other comprehensive income movements	(0.3)	—	—	(0.3)
Loss arising on dilution of shareholding in equity investee	(24.5)			(24.5)
Mark-to-market of listed investments	—	(122.4)	—	(122.4)
Realized loss on disposal of listed investments	—	16.1	—	16.1
Impairment of listed investments	—	16.0	—	16.0
Foreign exchange translation	—	—	19.2	19.2

BALANCE—JUNE 30, 2009	(15.2)	66.6	(390.3)	(338.9)
Share of equity investee’s other comprehensive income movements	0.8	—	—	0.8
Mark-to-market of listed investments	—	24.9	—	24.9
Realized loss on disposal of listed investments	—	(111.7)	—	(111.7)
Impairment of listed investments	—	8.1	—	8.1
Foreign exchange translation	—	—	320.3	320.3

BALANCE—JUNE 30, 2010	(14.4)	(12.1)	(70.0)	(96.5)
Mark-to-market of listed investments	—	28.8	—	28.8
Realized gain on disposal of listed investments	—	0.4	—	0.4
Foreign exchange translation	—	—	629.7	629.7

BALANCE—DECEMBER 31, 2010	(14.4)	17.1	559.7	562.4

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

($ in millions unless otherwise noted)

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2010	(Unaudited) 2009	2010	2009
Net income	65.9	332.1	470.3	195.7
Other comprehensive income/(loss)
Share of equity investee’s other comprehensive income	—	—	0.8	(0.3)
Loss arising on dilution of shareholding in equity investee	—	—	—	(24.5)
Mark-to-market adjustment of listed investments	28.8	—	24.9	(122.4)
Realized (gain)/loss on disposal of listed investments	0.4	(99.2)	(111.7)	16.1
Impairment of listed investments	—	7.8	8.1	16.0
Foreign currency translation adjustment	629.7	—	337.5	14.9

Other comprehensive income/(loss)	658.9	(91.4)	259.6	(100.2)

Comprehensive income	724.8	240.7	729.9	95.5

Comprehensive income attributable to:
Gold Fields shareholders	671.5	205.9	633.4	65.0
Non-controlling interests	53.3	34.8	96.5	30.5

	724.8	240.7	729.9	95.5

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Cash Flows

($ millions unless otherwise noted)

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2010	(Unaudited) 2009	2010	2009
CASH FLOWS FROM OPERATIONS
Net income	65.9	332.1	470.3	195.7
Reconciled to net cash provided by operations:
—Share of equity investees’ (profits)/losses	(4.9)	(3.1)	22.7	3.5
—Impairment of investment in equity investee	—	—	—	87.4
—Income and mining tax expense	133.8	185.5	358.4	264.6
—Royalties	43.3	—	—	—
—Loss/(profit) on disposal of listed investments	0.4	(99.2)	(111.7)	16.1
—Impairment of listed investments	—	7.8	8.1	16.0
—Loss on disposal of subsidiary	—	—	—	0.3
—Shaft closure costs	—	—	—	(0.2)
—Depreciation and amortization	389.4	290.6	631.1	433.5
—Profit on disposal of property, plant and equipment	(0.7)	(0.1)	(0.3)	(0.5)
—Share-based compensation	27.0	31.5	53.9	33.7
—Accretion expense on provision for environmental rehabilitation	10.9	9.9	19.3	13.9
—(Decrease)/increase in provision for post-retirement health care costs	(0.1)	(9.1)	(9.4)	3.4
—Payment against post-retirement health care provision	(0.6)	(0.5)	(0.3)	(0.2)
—Finance expense capitalized	(4.7)	(2.4)	(6.5)	(63.6)
—South African Equity Empowerment Transactions	297.6	—	—	—
—Other	6.2	(60.1)	(54.1)	(50.5)
Changes in operating assets and liabilities:
—Receivables	(37.0)	(0.1)	94.4	(104.9)
—Inventories and heap leach pads	(25.7)	(25.2)	(43.4)	(60.3)
—Accounts payable and provisions	58.5	(165.1)	(41.7)	44.9
—Royalties paid	(44.5)	—	—	—
—Income and mining taxes paid	(106.5)	(104.0)	(227.9)	(197.9)

NET CASH PROVIDED BY OPERATIONS	808.3	388.5	1,162.9	634.9

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(593.6)	(439.0)	(913.1)	(760.3)
Proceeds on disposal of property, plant and equipment	5.3	0.7	1.2	3.6
Royalty termination	—	(257.1)	(257.1)	—
Purchase of Glencar asset	—	(43.0)	(43.0)	—
Investment in the Far South East Project	(54.0)	—	—	—
Purchase of listed investments	(9.4)	(6.6)	(13.5)	(12.8)
Proceeds on sale of listed investments	0.4	306.5	385.8	54.3
Proceeds on disposal of subsidiary	—	—	—	5.0
Investment in environmental trust fund	(15.4)	(2.0)	(12.3)	(10.4)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(666.7)	(440.5)	(852.0)	(720.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	1,543.8	942.1	1,619.9	1,312.3
Long and short-term loans repaid	(1,330.8)	(962.1)	(1,637.5)	(993.5)
(Repayment)/utilization of bank overdraft	—	—	(9.7)	7.0
Decrease in non-controlling interests funding	(2.9)	—	(15.4)	—
Increase in non-controlling interests funding	9.3	—	—	—
Dividends paid to Company shareholders	(67.4)	(72.6)	(118.1)	(121.2)
Dividends paid to non-controlling interests	(20.2)	—	(23.1)	—
Ordinary shares issued	5.4	5.0	7.4	10.7

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	137.2	(87.6)	(176.5)	215.3
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	30.0	21.1	8.8	(25.8)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	308.8	(118.5)	143.2	103.8
CASH AND CASH EQUIVALENTS—beginning of the period	500.7	357.5	357.5	253.7

CASH AND CASH EQUIVALENTS—end of period	809.5	239.0	500.7	357.5

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

1	GENERAL

Gold Fields Limited (formerly Driefontein Consolidated Limited, or Driefontein, the Company or the Group) was originally incorporated in South Africa and listed on the JSE Securities Exchange S.A. (“JSE”) during 1968 as East Driefontein Gold Mining Company Limited. Following a merger with West Driefontein Gold Mining Company Limited, it was renamed Driefontein on June 15, 1981. On May 10, 1999, Driefontein completed a business combination, with another South African company listed on the JSE, Gold Fields Limited (“Old Gold Fields”). Old Gold Fields evolved through a series of transactions in 1998, whereby it acquired substantially all of the gold mining assets and interests previously held by Gold Fields of South Africa Limited, Gencor Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests. These assets and interests included publicly traded gold mining companies, mineral rights and service agreements. Driefontein, the surviving entity, was renamed Gold Fields Limited, and Old Gold Fields was renamed GFL Mining Services Limited, effective from that date. The Group is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Group’s principal product, is currently produced in South Africa, Ghana and Australia and sold in South Africa and internationally.

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

(ix)	LEASES: Operating leases are charged against income as incurred.

(e)	DEFERRED TAXATION: Deferred taxation is calculated on the comprehensive basis using the balance sheet (assets and liabilities) approach. Deferred tax liabilities and assets are recognized by applying expected tax rates to the temporary differences existing at each balance sheet date between the tax values and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The effect on deferred tax of any changes in tax rates is recognized in the income statement during the period in which the change occurs.

The principal temporary differences arise from depreciation on property, plant and equipment, provisions and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Gold Fields recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

Mineral rights: Mineral rights not linked to any specific operation are valued at the lower of cost and net realizable value.

(i)	FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, investments, receivables, derivative financial instruments, accounts payable and accrued liabilities. The particular recognition method for each financial instrument item is disclosed in its respective significant accounting policy description.

(j)	HEDGING: The Group accounts for its hedging activities in accordance with Accounting Standards Codification, or ASC, guidance for derivative instruments and hedging Activities.

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

The expected costs of the defined benefit pension plan are assessed in accordance with the advice of independent actuaries. The cost of experience adjustments or planned amendments is expensed to the statement of operations over the expected average remaining service lives of the relevant employees. Any shortfalls are funded either immediately or as increased employer contributions to ensure the ongoing soundness of the fund.

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

(iii)	SHARE-BASED COMPENSATION PLANS: Compensation costs recognized in the six months ended December 31, 2010 and 2009 and fiscal years 2010 and 2009 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of ASC 718, Accounting for Stock- Based Compensation, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718, Share-Based-Payment.

Prior to July 1, 2005, the Group accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related Interpretations, as permitted by ASC 718. In accordance with APB 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant other than on occasions where the term of the share option vesting schedules are modified or accelerated.

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

(r)	DIVIDEND INCOME: Dividends are recognized when the right to receive payment is established.

(s)	INTEREST INCOME: Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(t)	DIVIDENDS DECLARED: Dividends proposed and the related taxation thereon are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(u)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana, Australia and Peru. The business segments comprise geographical operations based on locations and operating units.

(v)	EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the year. Diluted earnings/(loss) per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings/(loss) per share.

(w)	RECLASSIFICATIONS: Certain amounts in prior periods and fiscal years have been reclassified to conform to the current period presentation.

(w)	RECENT ACCOUNTING PRONOUNCEMENTS:

In January 2011, the ASC guidance relating to disclosures about troubled debt restructuring was updated to temporarily delay the effective date of the disclosures about troubled debt restructurings for public entities. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The Group does not expect the adoption of this guidance to have a material impact on the Group’s financial statements.

In December 2010, the ASC guidance relating to business combinations was updated. The update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group is currently assessing the impact of the adoption of the updates, although this will be dependent on the occurrence of a business combination in the future.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In December 2010, the ASC guidance relating to goodwill testing was updated. The update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, the update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Group is currently assessing the impact of the adoption of the update.

In July 2010, the ASC guidance relating to disclosures about the credit quality of financial receivables and the allowance for credit losses was updated. The update requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the update is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance roll forward and modification disclosures effective for periods beginning after December 15, 2010. The updated guidance did not impact the Group’s financial statements. The Group is currently assessing the impact of the adoption of the updated guidance that is only effective for periods beginning after December 15, 2010.

In January 2010, the ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance did not have an impact on the Group’s financial statements.

In August 2009, the ASC guidance was updated to clarify how entities should estimate the fair value of liabilities. It provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The amended guidance on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28, 2009. The updated guidance did not impact the Group’s financial statements.

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The updated guidance did not impact the Group’s financial statements.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

3.	ACQUISITION AND DISPOSAL OF BUSINESSES

(a) Disposal of IRCA (Pty) Limited

On March 28, 2009, Gold Fields disposed of its assets in IRCA (Pty) Limited, or IRCA, for a total cash consideration of $5.0 million, realizing a loss of $0.3 million, which was included in loss on sale of subsidiaries in the consolidated statement of operations in fiscal 2009.

(b) Sale of Essakane project

On October 11, 2007, Gold Fields reached an agreement to sell its 60% stake in the Essakane exploration project located in Burkina Faso to Orezone for a minimum total consideration of $200 million. The transaction closed on November 26, 2007. Orezone paid Gold Fields $152 million in cash and issued 41,666,667 common shares having an aggregate subscription price of $48 million to its wholly-owned subsidiary, Gold Fields Essakane (BVI) Limited.

Following the disposal, Gold Fields owned 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. During six months ended December 31, 2009, Gold Fields exchanged the Orezone shares for approximately 3.3 million shares of IAMGold Limited, as a result of the acquisition of all Orezone shares by IAMGold. Gold Fields subsequently disposed of the IAMGold shares for a cash consideration of $33.4 million in fiscal 2009, realizing a profit of $7.2 million.

(c) Far South East Project

On September 20, 2010, Gold Fields entered into option agreements with Lepanto Consolidated Mining Company, or Lepanto, a company listed in the Philippines, and Liberty Express Assets, or Liberty, a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast, or FSE, deposit in the Philippines. The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling programme as part of a feasibility study on FSE. As part of the agreement, Gold Fields was required to pay $10.0 million in option fees to Lepanto and $44.0 million as a non-refundable down-payment to Liberty upon signing of the option agreements, which payments were made during September 2010. After a 12-month period, should Gold Fields decide to proceed with the acquisition of the 60% interest in FSE, a further non-refundable down-payment of $66.0 million will be payable to Liberty, with the final payment of $220.0 million payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is $340.0 million.

4.    FINANCE EXPENSE

	Six Months Ended December 31,		Fiscal Year Ended June 30,
		2009
	2010	(Unaudited)	2010	2009

Interest expense—Mvelaphanda loan	—	—	—	(34.9)
Interest expense—preference share dividend	(3.1)	(2.9)	(5.9)	(9.8)
Interest expense—other	(33.3)	(30.8)	(65.8)	(92.8)

Total finance expense	(36.4)	(33.7)	(71.7)	(137.5)
Capitalized interest	4.7	2.4	6.5	63.6

	(31.7)	(31.3)	(65.2)	(73.9)

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

5.    INCOME AND MINING TAX EXPENSE

	Six Months Ended December 31,		Fiscal Year Ended June 30,
		2009
	2010	(Unaudited)	2010	2009

Current income taxes
South Africa	(39.0)	(49.2)	(67.7)	(101.6)
Ghana	(73.4)	(34.2)	(98.6)	(34.2)
Australia	—	(7.4)	(16.5)	(21.0)
Peru	(47.1)	(32.2)	(51.2)	(16.1)

Current income and mining taxes	(159.5)	(123.0)	(234.0)	(172.9)

Deferred income taxes
South Africa	44.9	(34.5)	(58.6)	(37.5)
Ghana	4.5	(22.9)	(28.1)	(24.7)
Australia	(22.9)	(8.8)	(12.3)	(12.8)
Peru	(0.8)	3.7	(25.4)	(16.7)

Deferred income and mining taxes	25.7	(62.5)	(124.4)	(91.7)

Total income and mining taxes	(133.8)	(185.5)	(358.4)	(264.6)

The Company’s pre-tax income before, impairment of equity investee and share of equity investee’s share of losses comprise:

	Six Months Ended December 31,		Fiscal Year Ended June 30,
		2009
	2010	(Unaudited)	2010	2009

South Africa	(221.0)	131.8	192.0	269.9
Ghana	216.8	163.6	343.1	140.7
Australia	77.3	35.3	55.7	92.3
Peru	139.4	58.7	164.6	82.7
British Virgin Islands(1)	(17.7)	125.1	96.0	(34.4)

	194.8	514.5	851.4	551.2

(1)	The pre-tax loss relates to non-operating entitites incorporated in the British Virgin Islands and includes, in the six months ended December 31, 2010, a net gain on disposal of listed investments (2009: a net gain on disposal and impairment of listed investments).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

5.    INCOME AND MINING TAX EXPENSE

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the period. Non-mining income is taxed at a standard rate of 35.0% (2009: 35.0%). Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the Group’s income tax provision to differ from the South African mining statutory rate of 43.0% (2009: 43.0%) were:

	Six Months Ended December 31,		Fiscal Year Ended June, 30
		(Unaudited)
	2010	2009	2010	2009
Tax on net income at South African mining statutory rate	(83.7)	(221.3)	(366.1)	(237.0)
Rate adjustment to reflect estimated effective mining tax rate in South Africa of 35% (2009: 38%), tax rate in Ghana of 25% (2009: 25.0%), tax rate in Australia of 30% (2009: 30.0%), and tax rate in Peru of 35.6% (2009: 35.6%).	74.3	58.3	62.7	49.1
South African mining tax formula rate adjustment	10.4	15.3	16.6	27.7
Valuation allowance raised against deferred tax assets	—	—	(8.3)	(17.5)
Reversal of valuation allowance previously raised against deferred tax assets	10.3	—	0.1	2.7
Non taxable income/non deductible expenditure*	(197.6)	(7.1)	27.4	(54.4)
South African capital gains tax	—	(3.9)	(23.9)	—
Royalties	—	(26.8)	(71.6)	(37.7)
Deferred tax release on reduction of rate at the South African mining operations	61.3	—	—	—
Other	(8.8)	—	4.7	2.5

Income and mining tax expense	(133.8)	(185.5)	(358.4)	(264.6)

*	The $197.6 million non-deductible expenditure comprises mainly $128.0 million BEE transaction costs, $11.6 million share-based-compensation, $25.9 million exploration, feasibility and evaluation costs and $12.6 million National Stabilization Levy in Ghana.

The classification of royalty expense at the Group’s operations requires judgement, particularly at the Groups’ South African and Ghanian operations, where the percentages to be applied in calculating royalties are influenced by the expenses incurred in generating those product sales (and therefore the profitability of the operations). In light of the continued increase in royalties at the Group’s international operations, and the fact that recent changes to the calculation of royalties in Ghana, representing the largest component of consolidated royalty expense, will going forward change the percentage to a predetermined 5% of product sales (regardless of the operating margin), Gold Fields has changed the classification of royalty expense in its consolidated financial statements from a component of “income and mining taxes” to “other expenses” in its consolidated statements of operations for the six months ended 31 December 2010. Given the change in circumstances, Gold Fields considered it appropriate to change the presentation on a prospective basis.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2010 and June 30, 2010 relate to the following:

	December 31, 2010	June 30, 2010
Deferred income and mining tax liabilities
Mining assets	2,119.8	1,978.0
Investment by environmental trust funds	59.3	51.0
Inventory	9.3	8.9
Other	—	41.1

Gross deferred income and mining tax liabilities	2,188.4	2,079.0

Provisions, including rehabilitation accruals	(130.4)	(122.3)
Tax losses	(515.0)	(536.7)
Unredeemed capital expenditure	(648.6)	(625.1)
Other	(21.6)	—

Gross deferred income and mining tax assets	(1,315.6)	(1,284.1)
Valuation allowance for deferred tax assets	192.5	195.3

Total deferred income and mining tax assets	(1,123.1)	(1,088.8)

Net deferred income and mining tax liabilities	1,065.3	990.2
Less short term portion of deferred income and mining tax (included in accounts payable and provisions)	(13.5)	(7.7)

Net deferred income and mining tax liabilities	1,051.8	982.5

The classification of deferred income and mining tax liabilities or assets as current or non-current is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

5.    INCOME AND MINING TAX EXPENSE

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of December 31, 2010 and June 30, 2010. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for Gold Fields Operations and GFI Joint Venture Holdings which also include unredeemed capital expenditure.

	December 31, 2010	June 30, 2010
Orogen Investments SA (Luxembourg)	40.9	43.7
Gold Fields Arctic Platinum Oy	28.3	26.2
Living Gold (Pty) Limited	6.5	5.6
Gold Fields Operations	53.1	55.0
GFI Joint Venture Holdings	62.2	63.6
Other	1.4	1.2

	192.4	195.3

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

As at December 31, 2010 and June 30, 2010 the Group had unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its South African mining operations as follows:

	December 31, 2010	June 30, 2010

Unredeemed capital expenditure:
Beatrix Division of GFI Mining South Africa (Pty) Limited	117.6	140.2
Gold Fields Operations	587.3	462.1
GFI Joint Venture Holdings	1,119.6	936.2

	1,824.5	1,538.5

Estimated assessed tax losses:
Gold Fields Operations	653.2	600.4
GFI Joint Venture Holdings	67.5	81.5
Gold Fields Australia Pty Limited	177.6	251.9
Golden Oils (Pty) Limited	1.4	1.0
Agrihold (Pty) Limited	2.3	2.1
Golden Hytec Farming (Pty) Limited	1.4	1.2
Living Gold (Pty) Limited	23.1	20.1

	926.5	958.2

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

The Group has estimated capital allowances to be offset against future income of $ nil (June 30, 2010: $ nil million), $nil million (June 30, 2010: $15.5 million) and $163.6 million (June 30, 2010: $710.1 million) at Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima, respectively. The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited and Abosso Goldfields Limited are forfeited after 5 years. Gold Fields Ghana Limited, Abosso Goldfields Limited and Gold Fields La Cima currently have no tax losses available for utilization against future profits.

The Group has tax losses available of $136.5 million (June 30, 2010: $145.3 million) at Orogen Investments SA (Luxembourg), which can only be used to offset future interest income generated by Orogen Investments SA (Luxembourg). In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for 5 years. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

The Group had tax losses at Gold Fields Australia (Pty) Limited of $177.6 million at December 31, 2010 (June 30, 2010: $251.9 million). Tax losses may be carried forward indefinitely.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Tax years open for assessments

South Africa (1)	2001-2009

Ghana (2)	All years open

Australia (3)	2002-2009

Peru (4)	2004-2009

Notes:

(1)	The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to 3 years after the assessments were issued.

(2)	The Ghanaian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity for any year without limitation to the years which may be reassessed.

(3)	The Australian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

(4)	The Peruvian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

It is possible that the Group will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. The Group cannot estimate the amounts of possible changes as a result of an assessment.

6.     EARNINGS PER SHARE

	Six Months Ended December 31,		Fiscal Year Ended June, 30
	2010	(Unaudited) 2009	2010	2009
BASIC EARNINGS PER SHARE
Income available to common stockholders	12.6	295.1	391.0	160.9
Shares outstanding—beginning of period	705,903,511	704,749,849	704,749,849	653,200,682
Weighted average number of shares issued during the period	5,108,162	463,693	614,351	17,127,580

Weighted average number of shares issued at the end of the period	711,011,673	705,213,542	705,364,200	670,328,262

Basic earnings per share	0.02	0.42	0.55	0.24

DILUTED EARNINGS PER SHARE
Income available to common stockholders	12.6	295.1	391.0	160.9
Weighted average number of shares issued at the end of the period	711,011,673	705,213,542	705,364,200	670,328,262
Effect of dilutive securities	8,677,377	7,212,584	9,185,642	7,462,470

	719,689,050	712,426,126	714,549,842	677,790,732

Diluted earnings per share	0.02	0.41	0.55	0.24

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

7.    RECEIVABLES

	December 31, 2010	June 30, 2010
Product sale trade receivables	168.8	130.9
Other trade receivables	32.4	21.1
Deposits	0.2	5.4
Value added tax	92.9	106.4
Interest receivable	0.7	0.0
Payroll debtors	13.3	8.4
Prepayments (1)	78.7	17.1
Other	24.4	16.1

	411.4	305.4

(1)	Includes $54 million payment for the Far South East Project.

8.    INVENTORIES

	December 31, 2010	June 30, 2010
Ore stockpiles	57.8	61.1
Gold in-process	31.5	33.7
Consumable stores	156.4	134.3
Other	10.6	5.8

	256.3	234.9

9.    PROPERTY, PLANT AND EQUIPMENT

	December 31, 2010	June 30, 2010
Cost	12,771.6	11,038.9
Accumulated depreciation and amortization	(5,289.6)	(4,399.2)

	7,482.0	6,639.7

Mining properties, mine development costs, mine plant facilities and mineral interests	6,940.4	6,396.1
Asset retirement costs	108.2	94.1
Other non-mining assets	433.4	149.5

	7,482.0	6,639.7

Included in property, plant and equipment is cumulative capitalized interest, net of amortization, relating to the following assets:
South African operations	23.3	18.6
Tarkwa Mine	15.9	16.6
Cerro Corona	81.3	84.5

	120.5	119.7

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Depreciation of property, plant and equipment amounted to $389.4 million (2009: $290.6 million).

On August 27, 2009, Gold Fields reached agreement with Morgan Stanley Bank to terminate, for A$308 million ($257.1 million), the royalty agreement between St. Ives Gold Mining Company Pty Limited and Morgan Stanley Bank’s subsidiaries. The terminated royalty agreement required St. Ives to pay a 4% net smelter volume royalty on all of its revenues once total gold produced from November 30, 2001 exceeded 3.3 million ounces which was triggered early in fiscal year ended June 30, 2009, and provided that if the gold price exceeded A$600 per ounce, to pay an additional 10% of the revenue difference between the spot gold price, in Australian dollars per ounce, and the price of A$600 per ounce.

In fiscal year ended June 30, 2010, Gold Fields acquired, for cash, 100% of Glencar Mining Plc., a company whose principal asset, and only defined resource, is the Komana project in Southern Mali, West Africa. The cash consideration paid was $43.0 million.

10.    GOODWILL

	December 31, 2010	June 30, 2010
Balance at beginning of the year	1,154.9	1,084.7
Translation adjustment	140.3	70.2

Balance at end of the year	1,295.2	1,154.9

The goodwill arose on the acquisition of South Deep and was attributable to the upside potential of the asset, deferred tax and other factors. The total goodwill has been allocated to South Deep, being the reporting unit where it is tested for impairment as part of the reporting unit.

Goodwill is tested for impairment on an annual basis on December 31 (prior years, June 30). In addition, the Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount of a reporting unit may not be recoverable.

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

Based on management’s assessment, no impairment to the goodwill was required at December 31, 2010. Management’s estimates and assumptions for the goodwill impairment test include:

•	Long-term gold price of R290,000 per kilogram ($1,000 per ounce at an exchange rate of R9.02 to $1.00). The South Deep life of mine is estimated at 41.5 years.

•	A range of discount rates of 6.1%—6.8% based on a calculated weighted average cost of capital to Gold Fields;

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

•	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	Expected cash flows associated with value beyond proven and probable reserves.

11.    NON-CURRENT INVESTMENTS

	December 31, 2010	June 30, 2010
Listed investments (a)	124.4	76.8
Unlisted investments	1.7	1.3
Investments held by environmental trust funds (b)	168.6	133.8
Equity investees (c)	30.2	29.6
Other investments	19.4	12.8

	344.3	254.3

(a)	Listed investments mainly consist of:

	December 31, 2010		June 30, 2010
	Number of shares	Market value, $ per share	Number of shares	Market value, $ per share
Atacama Pacific Corp.	4,945,598	3.22	—	—
Mvelaphanda Resources Limited (1)	8,397,858	7.29	8,397,858	6.16
Conquest Mining Limited	51,783,388	0.58	51,783,388	0.30
GoldQuest Mining Corporation	13,962,500	0.39	13,962,500	0.11
Medoro Resources Limited	1,321,062	2.30	3,963,186	0.69
Gold One International Limited	12,500,000	0.33	12,500,000	0.26

(1)	Three million of the Mvelaphanda shares are subject to a scrip lending agreement—see note 13 (e).

The fair value of listed investments at December 31, 2010 of $124.4 million (June 30, 2010: $76.8 million) comprises a cost of $82.5 million (June 30, 2010: $68.3 million) and a net unrealized gain of $41.9 million (June 30, 2010: $8.5 million). The net unrealized gain comprises a gross unrealized gain of $42.3 million (June 30, 2010: $10.9 million) partly offset by a gross unrealized loss of $0.4 million (June 30, 2010: $2.4 million). The gross unrealized loss of $0.4 million (June 30, 2010: $2.4 million) comprises three equity investments (June 30, 2010: four) in listed entities. None of these equity investments have been in a continuous unrealized loss position for more than 12 months. A realized loss of $0.4 million was reclassified from equity when listed investments were disposed off for the six months ended December 31, 2010 (Six months ended December 31, 2009: net gain of $99.2 million).

(b)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term (money market), government and other corporate bond investments and the costs of these investments approximate their fair value. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s South African mines. While the asset is under the Group’s control, it is not available for the general purposes of the Group. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 14, “Provision for Environmental Rehabilitation”.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(c)	Equity investees comprise the following:

		Ownership %		Market value
Investment	Description of business	December 31, 2010	June 30, 2010	December 31, 2010	June 30, 2010
Rusoro Mining Limited	Gold mining	26.4	26.4	51.3	31.1
Rand Refinery Limited	Refining of gold bullion and by-products	34.9	34.9	*	*

*	—Not readily determinable

The carrying value of the equity investment in Rusoro:

	December 31, 2010	June 30, 2010
Balance at July 1	18.2	48.4
Share of results, net of tax	1.8	(31.1)
Other comprehensive income	—	0.8

Balance at close	20.0	18.2

Rusoro, a company listed on the TSX Venture Exchange, is a junior gold producer with a large land position in the Bolivar State gold region of southern Venezuela. Gold Fields interest in Rusoro at December 31, 2010 was 26.4% (June 30, 2010: 26.4%).

The summarized financial information of Rusoro, is shown below:

	December 31, 2010	June 30, 2010
Balance sheet:
Current assets	69.3	64.3
Non-current assets	957.3	956.7
Current liabilities	101.8	95.1
Non-current liabilities	346.9	355.5
Shareholders’ equity	576.7	570.4

Results for the period(1):
Revenues	42.7	98.5
Gross income	3.2	9.4
Net income/(loss)	7.4	(117.6)

(1)	The results of associate are shown for the three months ended September 30, 2010 and for the fiscal year ended June 30, 2010.

The Group acquired its interest in Rusoro on November 30, 2007.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The carrying value of the equity investment in Rand Refinery Limited (“Rand Refinery”):

	December 31, 2010	June 30, 2010
Balance at July 1	11.4	2.8
Share of profits recognized	3.1	8.4
Dividend receivable	(5.4)	—
Translation	1.1	0.2
Balance at close	10.2	11.4

During the six months ended December 31, 2010 and 2009, the Company received dividends from Rand Refinery of $5.4 million and $nil million, respectively.

Rand Refinery acts as a sale agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. At December 31, 2010 an amount of $41.9 million was owing from Rand Refinery (June 30, 2010: $64.1 million) and was included in Receivables.

12.    ACCOUNTS PAYABLE AND PROVISIONS

	December 31, 2010	June 30, 2010
Trade payables	206.1	158.3
Accruals	275.4	219.9
Payroll and other compensation	64.9	72.8
Leave pay accrual	71.8	61.8
Dividends payable	8.4	—
Short-term portion of the South Deep Dividend liability	2.7	—
Foreign levies payable	10.8	—
Short term portion of deferred income and mining tax	13.5	7.7
Other	17.0	31.4

	670.6	551.9

13.    SHORT-TERM AND LONG-TERM LOANS

	December 31, 2010	June 30, 2010
Collateralized
—Split-tenor revolving credit facility (a)	—	430.0
—Syndicated revolving loan facility (b)	—	—
—Project finance facility (c)	—	100.0
—Preference shares (d)	91.4	96.3
—Scrip loan (e)	21.4	19.0
—Non-revolving Senior Secured Term Loan (f)	190.0	—
—$1 Billion Notes Issue (g)	986.6	—
Uncollateralized
—Domestic Medium Term Notes Program (h)	108.9	475.8
—Short-term syndicated facility (i)	—	—
—Other loans (j)	—	—

	1,398.3	1,121.1
Short-term loans and current portion of long-term loans	(261.7)	(691.1)

Total long-term loans	1,136.6	430.0

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

On April 28, 2008, Gold Fields exercised the term out option under Facility A converting the full $250 million advance at that point into a term loan with a final maturity date of May 16, 2009. In terms of the facility agreement, Gold Fields had the option to repay the loan under Facility A early in whole or in part by giving 5 days’ prior notice. Facility B was due to mature on May 16, 2012. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On June 30, 2008, Orogen had borrowed $73 million and $121 million under Facility A and Facility B respectively. GF Operations had $177 million and $141 million outstanding under Facility A and Facility B respectively on the same date.

On various dates during fiscal 2009, Orogen drew down a further $120 million under Facility B. On May 15, 2009, GF Operations drew down $118 million under Facility B to partly refinance its maturing loan under Facility A. The balance of the GF Operations loan outstanding under Facility A of $59 million was refinanced with the $311 million syndicated revolving loan facility, which is detailed below in (b). Also on May 15, 2009, Orogen repaid $16 million of its portion of the maturing Facility A and refinanced the remaining $57 million with the $311 million syndicated revolving loan facility.

On September 17, 2009, Gold Fields utilized $259 million of the proceeds from the sale of the shares in Eldorado Gold Corporation to fully settle GF Operations borrowings under facility B. Subsequently, on various dates, Orogen drew down $221 million to refinance more expensive debt under the $311 million syndicated revolving loan facility. Orogen also repaid $32 million during year.

On August 26, 2010, Orogen drew down a further $70 million and on October 8, 2010, repaid the full $500 million drawn under Facility B using proceeds of the $1 billion Notes issue.

The outstanding borrowings of Orogen, all under Facility B, at December 31, 2010 were $ nil million (June 30, 2010 were $430 million).

The loan under Facility B bore interest at LIBOR plus a margin of 0.30% per annum.

Borrowings under the Revolving Credit Facility were guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GF Operations.

	December 31, 2010	June 30, 2010
Balance at July 1,	430.0	498.5
Loan advanced, net of transaction costs	70.0	221.0
Loan repayments	(500.0)	(289.5)

Balance at close	—	430.0

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(b) Syndicated revolving loan facility

On May 7, 2009, GFIMSA, Orogen and GF Operations entered into a 364-day $311 million syndicated revolving loan facility with an option to extend the term on the same terms for an additional 364 days from the date of the original final maturity, or the Extension Option. At any time prior to the date of final maturity, Gold Fields had the option to convert all advances outstanding under this facility into a term loan with a final maturity date being no more than 24 months after the signing date of the facility, or the Term Out Option. The Extension Option was not exercisable if the Term Out Option had been exercised. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On May 15, 2009, GF Operations and Orogen drew down $59 million and $57 million respectively under this facility to refinance their respective portion of the loans maturing under Facility A of the Split-tenor revolving credit facility. On June 15, 2009, GF Operations repaid $44 million of its loan.

On various dates during July 2009, Orogen drew down a total of $50 million for the funding of the Glencar Mining acquisition. During August 2009, Orogen drew down $150 million to partly fund the termination of the Morgan Stanley Royalty Agreement at St. Ives.

On September 17, 2009, Gold Fields utilized $15 million, of the proceeds from the sale of the shares in Eldorado Gold Corporation to fully settle GF Operations borrowings under this Facility. On September 22, 2009, Orogen repaid $36 million of its loan.

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

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GF Operations.

	December 31, 2010	June 30, 2010
Balance at July 1,	—	72.0
Loan advanced, net of transaction costs	—	200.0
Loan repayments	—	(272.0)

Balance at close	—	—

(c) Project Finance Facility

On November 14, 2006, Gold Fields La Cima entered into a $150 million project finance facility with a number of lenders. The purpose of the facility was to finance the project costs related to the development of the Cerro Corona copper-gold porphyry deposit located in the Hualgayoc province in the Cajamarca region in northern Peru.

The loan bore interest at a margin over LIBOR of:

—0.45% during the pre-completion phase (i.e. prior to the financial completion date), and

—between 1.25% and 1.75% thereafter.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Scheduled principal payments were in 16 semi-annual instalments of various amounts ranging from 4.75% to 6.75% of the principal amount. The final instalment was due on the tenth anniversary of the signing date. Principal and voluntary repayments during the six months ended December 31, 2010 totaled $100 million (fiscal year ended June 30, 2010 totalled $50 million). The outstanding loan balance at December 31, 2010 was $ nil (June 30, 2010: $100 million).

During the pre-completion phase the loan was guaranteed by Gold Fields and Gold Fields Corona (BVI) Limited (a wholly owned subsidiary of Gold Fields). The facility is secured by, among other things, pledges of and mortgages over the assets and properties of Gold Fields La Cima.

In accordance with the Facility Agreement, the financial completion date (i.e. the date on which the Guarantees fall away and the Facility goes non-recourse) had to occur before November 14, 2010. Gold Fields La Cima however intended to refinance this facility before this date. However, La Cima repaid the full amount outstanding under this facility on September 16, 2010, from which date the security granted by La Cima in connection with this facility, was released. The Facility was cancelled on the same date. The repayment was made from cash generated by operations.

	December 31, 2010	June 30, 2010
Balance at beginning of year	100.0	150.0
Loan repayments	(100.0)	(50.0)

Balance at end of year	—	100.0

(d) Preference shares

On December 24, 2007 Gold Fields issued R1.2 billion of non-convertible redeemable preference shares to Rand Merchant Bank (RMB, a division of First Rand Bank Limited). The dividend rate payable is a floating rate that increases from 22% to up to 61% of the prime lending rate quoted by First Rand Bank Limited, or the Prime Rate, over the life of the Preference Shares. In certain circumstances, the dividend rate increases to 61% of the Prime Rate in the event the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The purpose of the preference shares was to refinance existing credit facilities.

The preference shares mature on January 24, 2011 and have been guaranteed by GFIMSA, Orogen and Gold Fields Operations. On October 10, 2008, $63.5 million of the outstanding preference shares was repaid. In addition, an attributable dividend of $2.5 million was also paid on the same date.

On December 15, 2010, Gold Fields declared and paid $19.3 million of the attributable dividend. On the same date, the redemption date of January 24, 2011 was extended to September 15, 2011. The preference shares may be redeemed earlier on a date as agreed between the holder and Gold Fields.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Subsequent to December 31, 2010, Newshelf 899 (Pty) Limited, a wholly-owned subsidiary of Gold Fields, became an additional guarantor of the preference shares.

	December 31, 2010	June 30, 2010
Balance at July 1,	96.3	84.9
Preference share dividend	3.0	5.9
Redemptions	(19.3)	—
Translation	11.4	5.5

Balance at close	91.4	96.3

(e) Scrip loan

	December 31, 2010	June 30, 2010
Balance at July 1,	19.0	—
Loans advanced	—	19.5
Translation	2.4	(0.5)

Balance at close	21.4	19.0

On 26 March 2010, GFL Mining Services, or GFLMS, entered into a Scrip Lending agreement with a South African Bank in terms of which GFLMS agreed to lend 3 million of its securities in Mvelaphanda Resources Limited for an initial cash collateral of $19.5 million (R144 million). The market value of the collateral delivered by Nedcor to GFLMS on each settlement date shall represent not less than the market value of the loaned securities on that date together with a margin of 5% per annum.

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

Subsequent to December 31, 2010, Mvelaphanda has unbundled certain of its assets and in accordance with the terms of the agreement the loaned unbundled securities were returned and the collateral was repaid on February 28, 2011. A new scrip lending agreement was entered into between the parties with the same terms and conditions as the original agreement whereby GFLMS agreed to lend another three million of its securities in Mvelaphanda Resources Limited for a cash collateral of R127 million ($18.8 million). The new agreement will terminate on May 20, 2011.

Interest on the cash collateral held is calculated based on one month JIBAR rate and accrues daily and compounded monthly in arrears. The first interest settlement was on June 24, 2010. The next interest payment date will be on settlement.

At December 31, 2010, the value of the loaned securities was $21.9 million (June 30, 2010: $19.0 million). The outstanding liability against these securities was $21.4 million (June 30, 2010: $19.0 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(f) Non-revolving Senior Secured Term Loan

	December 31, 2010	June 30, 2010
Loans advanced	200.0	—
Loans repaid	(10.0)	—

Balance at close	190.0	—

On September 17, 2010, Gold Fields La Cima entered into a non-revolving senior secured term loan for up to $200 million with The Bank of Nova Scotia and Banco de Credito del Peru. The purpose of this facility was to repay the Gold Fields outstanding subordinated loans with its affiliates and to finance its working capital requirements.

On September 22, 2010, the lenders advanced $200 million to Gold Fields La Cima under this facility. The facility amount is repayble in 20 equal quarterly instalments of $10 million each. During the period, $10 million was repaid.

The final maturity of this facility is five years from the disbursement date.

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

(g) $1 Billion Notes Issue

	December 31, 2010	June 30, 2010
Notes Issued, net of transaction costs	986.4	—
Unwinding of transaction costs	0.2	—

Balance at close	986.6	—

On September 30, 2010, Orogen issued $1,000,000,000 4.875% guaranteed Notes due October 7, 2020, or the Notes. The payment of all Notes is unconditionally and irrevocably guaranteed by Gold Fields Limited, GFIMSA, GFO and GFIJVH, or together, the Guarantors, on joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

The transaction costs of US$13.6 million were deducted from the liability on initial measurement. These costs will unwind over the period of the Notes as an interest expense.

Gold Fields used a portion of the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and the balance of the net proceeds for general corporate purposes.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(h) Domestic Medium Term Notes Program

On April 6, 2009, Gold Fields established a R10 billion Domestic Medium Term Notes Program, or the “Program, in terms of which Gold Fields may, from time to time, issue notes denominated in any currency. The notes will not be subject to any minimum and maximum maturity and the maximum aggregate nominal outstanding amount of all notes will not exceed R10 billion. The Program has been registered with the bond market of the JSE Limited, or the JSE, and the notes issued can be listed on the JSE or not.

Under the Program, Gold Fields issued listed notes totaling $248.0 million (fiscal year ended June 30, 2010: $1,044.9 million) and settled listed maturing notes totaling $659.6 million (fiscal year ended June 30, 2010: $721.9 million). The different notes issued mature 3, 6 or 12 months from date of issue and bear interest at JIBAR plus a margin ranging from 0.56% to 1.00% per annum except for notes with a carrying value of $44.4 million which are at a Rand fixed rate of 8.48%.

The outstanding issued notes under the Program at December 31, 2010 were $108.9 million (June 30, 2010: $475.8 million).

The outstanding notes matured as follows:

•	$32.1 million (R217.0 million) on January 25, 2011;

•	$32.2 million (R218.0 million) on February 10, 2011; and

•	$44.4 million (R300.0 million) on March 2, 2011

The Notes under the Program are guaranteed by GFIMSA, GF Holdings, Orogen and GF Operations.

	December 31, 2010	June 30, 2010
Balance at July 1,	475.8	141.8
Notes issued	248.0	1,044.9
Settlements	(659.6)	(721.9)
Translation	44.7	11.0

Balance at close	108.9	475.8

(i) Short-term syndicated facility

Gold Fields Ghana Limited entered into a twelve month $20 million syndicated facility. The facility was used for working capital requirements associated with the expansion of the carbon-in-leach, or CIL, plant at the Tarkwa mine and related capital expenditure. The loan bore interest at LIBOR plus a margin of 3.0% per annum.

In December 2008, Tarkwa drew down $20 million under the loan. The principal payments under the loan are scheduled monthly, beginning on June 30, 2009 as follows: $2 million for the first four months and $4 million for the last three months beginning June 30, 2009. The final instalment was due on December 31, 2009.

	December 31, 2010	June 30, 2010
Balance at July 1,	—	20.0
Loan advanced	—	—
Repayments	—	(20.0)

Balance at close	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(j) Other loans

	December 31, 2010	June 30, 2010
Balance at July 1,	—	136.5
Loans advanced	39.4	134.5
Loans repaid	(41.9)	(284.1)
Translation	2.5	13.1

Balance at close	—	—

Short-term credit facilities: The group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations. The total draw downs were $39.4 million during the six months ended 31 December 2010 (fiscal year ended June 30, 2010: $134.5 million). Total repayments were $41.9 million (fiscal year ended June 30, 2010: $284.1 million). The repayments were made from the proceeds of issuing the $1 billion Notes.

$450 million syndicated revolving credit facility: On May 12, 2010, GFIMSA, Orogen and GF Operations entered into a $450 million syndicated revolving loan facility with an option to increase the Facility to $550 million within six months from signing date. The option to increase the Facility to $550 million was not exercised. The purpose of the facilities was to refinance existing facilities, for general corporate purposes and working capital.

This facility was unutilized at December 31, 2010. The final maturity of this facility is September 30, 2013.

The facility bears interest at LIBOR plus a margin of 1.75% per annum. Where the utilization under the Facility are equal to or greater than 50%, a utilisation fee of 0.25% per annum will be payable on the amount of utilizations. Such utilisation fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.70% per annum.

R3.0 billion long-term revolving credit facilities: GFIMSA and GF Operations, or the Borrowers, entered into three separate revolving credit facilities totalling R3.0 billion with tenors between three and five years. The facilities will be utilised for capital expenditure, general corporate and working capital requirements and the refinancing of existing debt. These facilities were untilised at year-end.

These facilities bear interest at JIBAR plus a margin of between 2.85% and 3.00% per annum. The Borrowers are required to pay a commitment fee of between 0.75% and 0.90% per annum on the undrawn and un-cancelled amounts of the facility, calculated and payable either quarterly or semi-annually in arrears. In summary the facilities are:

—a R1.0 billion ($148.1 million) revolving credit facility maturing December 17, 2012;

—a R500 million ($74.1 million ) revolving credit facility maturing March 10, 2013; and

—a R1.5 billion ($222.2 million) revolving credit facility maturing June 10, 2014.

Borrowings under these facilities are guaranteed by Gold Fields, GF Holdings, GF Operations, Orogen and GFIMSA.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(k) Debt maturity ladder

The combined aggregate maturities of short and long-term loans for each of the next five years at December 31, 2010 is tabulated below:

Maturity
1	261.7
2	40.0
3	40.0
4	40.0
Thereafter	1,016.6

1,398.3

At December 31, 2010, the Group was in compliance with its debt covenants.

14.    PROVISION FOR ENVIRONMENTAL REHABILITATION

The Group has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	December 31, 2010	June 30, 2010
Asset retirement obligations
Balance at July 1	275.7	236.9
Addition to liabilities	12.3	11.9
Liabilities settled	(2.1)	(4.3)
Accretion of liability	10.9	19.3
Foreign currency translation adjustment	27.6	11.9

Balance at close	324.4	275.7

The Group intends to finance the ultimate rehabilitation costs of the South African operations from the monies invested with the environmental trust fund, ongoing contributions, as well as the proceeds of the sale of assets and gold from plant clean-up at the time of mine closure.

15.    PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	December 31, 2010	June 30, 2010
Gold Fields Group (excluding South Deep) accrued post-retirement health care costs (a)	2.6	2.6
South Deep accrued post-retirement health care costs (b)	0.1	0.2
Gold Fields Group accrued post-retirement health care costs	2.7	2.8

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(a) Gold Fields Group (excluding South Deep) accrued post-retirement health care costs

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.5 million for the six month period to December 31, 2010 (Six months to December 31, 2009: $0.2 million and for fiscal year ended June 30, 2010: $0.2 million). The obligation has been actuarially valued at December 31, 2010 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

The following table sets forth the funded status and amounts recognized by the Group (excluding South Deep) for post-retirement health care costs:

	December 31, 2010	June 30, 2010
Actuarial present value	2.6	2.6
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	2.6	2.6
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	2.6	2.6

	December 31, 2010	June 30, 2010
The following is a reconciliation of the benefit obligation:
Balance at beginning of year	2.6	11.0
Service costs	(0.1)	0.9
Contributions paid	(0.5)	(0.2)
Release of cross subsidization liability	0.0	(9.7)
Foreign currency translation adjustment	0.6	0.6

Balance at end of year	2.6	2.6

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0% per annum (June 30, 2010: 8.0%) and a discount rate of 8.75% per annum (June 30, 2010: 9.0%).

	December 31, 2010	June 30, 2010
The net periodic benefit cost is explained as follows:
Service costs	(0.1)	0.9

Net periodic benefit cost	(0.1)	0.9

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for the six months ended December 31, 2010 by $0.01 million (fiscal year ended June 30, 2010: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at December 31, 2010 would be an increase of $0.3 million (June 30, 2010: $0.2 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for the six months ended December 31, 2010 by $0.01 million (fiscal year ended

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

June 30, 2010: $0.01 million). The effect of this change on the accumulated post-retirement health care benefit obligation at December 31, 2010 would be a decrease of $0.2 million (June 30, 2010: $0.2 million).

(b) South Deep accrued post-retirement health care costs

As part of the acquisition of South Deep, the post-retirement health care cost liability was assumed. The Group has certain liabilities to provide fixed monthly post-retirement medical benefits to certain pensioners and dependents of ex-employees. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.1 million in six month period ended December 31, 2010 (six months ended December 31, 2009: $0.1 million and fiscal year ended June 30, 2010: $0.1 million). The obligation was actuarially valued at December 31, 2010 and the outstanding contributions will be funded until December 31, 2011.

The following table sets forth the funded status and amounts recognized by the Group for post-retirement health care costs:

	December 31, 2010	June 30, 2010
Actuarial present value	0.1	0.2
Plan assets at fair value	—	—
Accumulated benefit obligation in excess of plan assets	0.1	0.2
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	0.1	0.2

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	0.2	0.4
Service costs	—	—
Contributions paid	(0.1)	(0.1)
Release of cross subsidization liability	—	(0.2)
Foreign currency translation adjustment	—	0.1

Balance at end of year	0.1	0.2

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0% per annum (June 30, 2010: 8.0%) and a discount rate of 8.75% per annum (June 30, 2010: 9.0%).

	December 31, 2010	June 30, 2010
The net periodic benefit cost is explained as follows:
Service costs	—	—

Net periodic benefit cost	—	—

An increase or decrease in assumed health care trend rates would not have affected the interest cost for six months ended December 31, 2010 and 2009. A change in the medical inflation assumption does not affect the employer liability as the subsidy does not escalate. The monthly contributions will remain constant.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

16.    EMPLOYEE BENEFIT PLANS

Retirement benefits

Contributions to the various retirement schemes are fully expensed during the year in which they are funded. The cost of providing retirement benefits for the Company’s defined contribution plans for the six months ended December 31, 2010 amounted to $43.0 million (Fiscal year ended June 30, 2009: $76.0 million).

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

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price
			Rand	$
Outstanding at June 30, 2008	5,396,887	3,837,937	112.73	14.09
Granted during the year	2,616,171	1,311,271	108.90	12.09
Exercised and released	(73,954)	—	—	—
Forfeited	(880,240)	(539,582)	121.07	13.44
Conditions for vesting not met	(226,900)	—	—	—

Outstanding at June 30, 2009	6,831,964	4,609,626	111.50	13.83
Granted during the year	3,177,552	1,564,217	90.84	11.98
Exercised and released	(341,309)	—	—	—
Forfeited	(619,793)	(513,571)	109.40	14.43
Conditions for vesting not met	(609,751)	—	—	—

Outstanding at June 30, 2010	8,438,663	5,660,272	106.00	14.00
Granted during the period	381,115	307,070	103.66	14.52
Exercised and released	(355,779)	(13,329)	103.07	14.44
Forfeited	(753,918)	(683,416)	104.01	14.57
Conditions for vesting not met	(60,000)	—	—	—

Outstanding at December 31, 2010	7,650,081	5,270,597	105.53	15.63

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. The PVRS due to vest in fiscal year ended June 30, 2009 did not meet the vesting conditions. None of the PVRS granted during the six months ended December 31, 2010 and 2009 were exercisable on December 31, 2010.

At the time the 2005 Plan was first implemented, the release of PVRS was subject to, among other things, the Group’s relative performance on the Philadelphia XAU Index (“XAU Index”). In fiscal year ended June 30, 2008, it became evident that the XAU Index was not representative of Gold Fields’ peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields’ peer competitors. Accordingly instead of using the XAU Index, Gold Fields’ performance is therefore measured against only five gold mining companies whom it believes can be regarded as its peer competitors.

The incremental fair value resulting from the modification amounted to $17.1 million which is being expensed over the remaining vesting period of the restricted shares.

In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. 1,035,193 SARS granted during the six months ended December 31, 2010 and 2009 were exercisable on December 31, 2010. The average exercise price for SARS outstanding at December 31, 2010 was R124.59 ($17.45).

The following tables summarize information relating to the options outstanding at December 31, 2010.

	Outstanding options
	Price range		Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	$			Rand	$
Range of prices	60.00 – 84.99	8.89 – 12.59	11,675	3.85	69.91	10.36
	85.00 – 109.99	12.60 – 16.29	4,184,739	3.09	100.83	14.94
	110.00 – 134.99	16.30 – 20.00	1,074,183	1.94	124.37	18.43

Total			5,270,597	2.86	105.55	15.64

The PVRS have not been included in the table above as they do not have an expiry date and are granted for no consideration.

GF Management Incentive Scheme: Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 1,352,633 ordinary shares were outstanding under The GF Management Incentive Scheme as of September 30, 2010, of which options to purchase 207,434 ordinary shares at a weighted average price of Rand 91.51 were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 46.23 and Rand 154.65 per ordinary share and they expire between October 25, 2009 and March 3, 2014. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

The first allocations were made under The 2005 Plan in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date. A total of 5% of the Company’s issued ordinary share capital, being 36,039,844 shares as of December 31, 2010, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

At the annual general meeting held on October 31, 2001, the shareholders approved an increase in the maximum number of shares to 5% of the Company’s issued ordinary shares as at June 30, 2001, being 22,791,830 shares. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the options granted under the GF Management Incentive Scheme are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding at July 1, 2008	4,212,219	78.38	9.80
Granted during the year	—	—	—
Exercised and released	(1,367,882)	69.69	7.73
Forfeited	(539,916)	105.39	11.70

Outstanding at July 1, 2009	2,304,421	77.20	9.58
Granted during the year	—	—	—
Exercised and released	(778,172)	74.62	9.84
Forfeited	(173,616)	97.01	12.80

Outstanding at July 1, 2010	1,352,633	76.15	10.06
Granted during the period	—	—	—
Exercised and released	(348,430)	75.40	10.56
Forfeited	(27,670)	96.06	13.45

Outstanding at January 1, 2011	976,533	75.85	11.24

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In terms of the GF Management Incentive Scheme rules, options currently expire no later than seven years from the grant date and vest as follows: upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. All of the outstanding options under this Scheme have vested and are therefore exercisable. The range of exercise prices for options outstanding at December 31, 2010 was R46.23 to R154.65. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

No further allocations are being made under the GF Management Incentive Scheme in view of the Gold Fields Limited 2005 Share Plan. However, during the six months ended December 31, 2010 and 2009 some share option expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification was accounted for in each respective periods.

The following directors were affected by the modification:

	Six Months Ended December 31,
	2010			2009
	Number of options	Weighted average price (Rand)	Contractual life extended by (years)	Number of options	Weighted average price (Rand)	Contractual life extended by (years)
Executive directors
Nicholas J. Holland	191,500	75.44	0.80	13,334	46.23	0.87
Paul Schmidt	15,934	74.75	0.64	—	—	—
Non-Executive directors
Kofi Ansah	6,700	68.59	0.50	—	—	—
Rupert L. Pennant-Rea	20,000	78.49	0.50	5,000	110.03	0.71
Chris I. Von Christierson	10,000	88.38	0.50	10,000	110.03	0.71
Alan J. Wright	—	—	—	10,000	110.03	0.71

	Fiscal Years Ended June 30,
	2010			2009
	Number of options	Weighted average price (Rand)	Contractual life extended by (years)	Number of options	Weighted average price (Rand)	Contractual life extended by (years)
Executive directors
Nicholas J. Holland	13,334	46.23	0.87	172,499	76.59	0.38
Terence P. Goodlace	—	—	—	3,167	154.65	0.01
Non-Executive directors
Kofi Ansah	—	—	—	6,700	68.59	0.39
Rupert L. Pennant-Rea	5,000	110.03	0.71	25,000	84.79	0.39
Chris I. Von Christierson	10,000	110.03	0.71	20,000	99.21	0.39
Alan J. Wright	10,000	110.03	0.71	55,000	68.41	0.39

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Share option scheme

The following tables summarize information relating to the options outstanding at December 31, 2010:

			Outstanding options
			Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	$			Rand	$
Range of prices	35.00 – 59.99	5.19 – 8.89	59,866	0.73	46.23	6.85
	60.00 – 84.99	8.90 – 12.59	743,298	0.93	70.88	10.50
	85.00 – 109.99	12.60 – 16.29	106,269	0.50	92.65	13.73
	110.00 – 134.99	16.30 – 20.00	39,600	1.01	119.62	17.72
	135.00 – 159.99	20.01 – 23.70	27,500	0.52	146.71	21.73

Total			976,533	0.86	75.85	11.24

	Exercisable options
	Price range		Number of options	Weighted average exercise price
	Rand	$		Rand	$
Range of prices	35.00 – 59.99	5.19 – 8.89	59,866	46.23	6.85
	60.00 – 84.99	8.90 – 12.59	743, 298	70.88	10.50
	85.00 – 109.99	12.60 – 16.29	106,269	92.65	13.73
	110.00 – 134.99	16.30 – 20.00	39,600	119.62	17.72
	135.00 – 159.99	20.01 – 23.70	27,500	146.71	21.73

Total			976,533	75.85	11.24

These options will expire if not exercised at specific dates ranging from January 1, 2011 to March 3, 2014. Market prices of shares for which options were exercised during the six months ended December 31, 2010 and 2009 ranged from R46.23 to R111.66.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Details of the restricted shares granted under this Plan are as follows:

No of restricted shares
Outstanding at June 30, 2008	80,600
Granted during the year	52,600
Exercised and released	(33,000)
Forfeited	—

Outstanding at June 30, 2009	100,200
Granted during the year	47,300
Exercised and released	(11,622)
Forfeited	—

Outstanding at June 30, 2010	135,878
Granted during the period	—
Exercised and released	(37,000)
Forfeited	—

Outstanding at December 31, 2010	98,878

The restricted shares have not been split per range as they do not have an expiry date and are granted for no consideration. In addition, none of the vested instruments were exercisable at December 31, 2010.

During fiscal 2008, the terms of the restricted shares granted to non-executive directors were modified in the same way as the PVRS granted under the Gold Fields Limited 2005 Share Plan. The incremental fair value resulting from the modification amounted to $0.5 million and is being expensed over the remaining life of the options.

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

The exercise prices of all outstanding options granted under this plan range between Rand 68.59 and Rand 88.38 per ordinary share, and they expire between February 15, 2011 and August 13, 2011.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

The following tables summarize information relating to the options outstanding at December 31, 2010. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the Plan are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding as of June 30, 2008	146,700	83.81	10.48
Granted during the year	—	—	—
Exercised and released	(25,000)	43.70	4.85
Forfeited	(40,000)	99.21	11.01

Outstanding as of June 30, 2009	81,700	88.54	10.99
Granted during the year	—	—	—
Exercised and released	—	—	—
Forfeited	—	—	—

Outstanding as of June 30, 2010	81,700	88.54	11.70
Granted during the period	—	—	—
Exercised and released	(20,000)	78.49	10.99
Forfeited	(25,000)	110.03	15.41

Outstanding as of December 31, 2010	36,700	79.37	11.76

The following tables summarize information relating to options outstanding under the GF Non-Executive Director Share Plan as of December 31, 2010:

			Outstanding options
				Weighted average
	Rand	$	Number of options	Contractual life years	Exercise price
					Rand	$
Range of prices	60.00 – 84.99	8.89 – 12.59	16,700	1.14	68.59	10.16
	85.00 – 109.99	12.60 – 16.29	20,000	0.37	88.38	13.09

			36,700	0.72	79.37	11.76

			Exercisable options
				Weighted average
	Rand	US$	Number of options	Contractual life years	Exercise price
					Rand	$
Range of prices	60.00 – 84.99	8.89 – 12.59	16,700	1.14	68.59	10.16
	85.00 – 109.99	12.60 – 16.29	20,000	0.37	88.38	13.09

			36,700	0.72	79.37	11.76

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

These options will expire if not exercised at specific dates ranging from February 15, 2011 to August 13, 2011. Market prices of shares for which options were exercised during the six months ended December 31, 2010 and 2009 ranged from R68.59 to R88.38.

The compensation cost related to awards not yet recognized under all four schemes amounts to $91.4 million and is to be spread over three years.

The Group uses the Black Scholes Model to value the SARS. The inputs to the model for awards granted during the period were as follows:

	Six Months Ended December 31,		Fiscal Years Ended June 30,
	2010	2009	2010	2009
Weighted average exercise price—Rand	93.89	102.44	90.84	108.90
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	50.2%	52.6%	52.0%	51.7%
Expected term (years)	3.0 – 4.2	3.0 – 4.2	3.0 – 4.2	3.0 – 4.2
Long-term expected dividend yield	1.00%	0.96%	1.00%	1.80%
Weighted average risk free interest rate	6.90%	7.39%	7.90%	6.90%
Weighted average fair value—Rand	55.06	52.72	43.82	45.90

The Group uses the Monte-Carlo Simulation to value the PVRS. The inputs to the model for awards granted during the year were as follows:

	Six Months Ended December 31,		Fiscal Years Ended June 30,
	2010	2009	2010	2009
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	50.1%	64.3%	50.4%	67.8%
Expected term (years)	3.0	3.0	3.0	3.0
Historical dividend yield	1.90%	1.21%	1.40%	2.30%
Weighted average risk free interest rate (based on US interest rate)	0.20%	0.22%	0.20%	0.60%
Weighted average fair value—Rand	191.38	204.15	155.78	209.40

(c) South African Equity Empowerment Transactions

The South African Mining Charter requires mining entities to achieve a 26% ownership of South African mining assets by historically disadvantaged South Africans, or HDSA, by the year 2014.

In fiscal year ended June 30, 2004, Gold Fields implemented its first 15% Black Economic Empowerment, or BEE, transaction with Mvelaphanda, a BEE partner. During the six months ended December 31, 2010. Gold Fields implemented three empowerment transactions which are aimed at complying with the 2014 BEE equity ownership targets.

The value of these transactions was $297.6 million (2009: $0 million) and were comprised of an employee share option plan, or ESOP, for 10.75% of GFIMSA; a broad-based BEE transaction for 10.0% of South Deep, and a broad-based BEE transaction for 1% of GFIMSA, excluding South Deep. For accounting purposes, these transactions qualify as share-based compensation costs.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The $297.6 million was comprised of $171.9 million for the ESOP, $10.2 million for the GFIMSA transaction and $115.5 million for the South Deep transaction.

Under the ESOP transaction, 13.5 million shares were issued to approximately 47,000 Gold Fields employees. These shares were valued on the grant date using the Gold Fields closing share price of R122.79 on December 22, 2010, adjusted by a marketability discount of 25.8% to reflect the value of the restrictions placed on these shares; that the eligible employees may not dispose of the shares until after 15 years from grant gate. The cost of this once-off share-based compensation was $171.9 million.

Under the GFIMSA transaction, 0.6 million shares were issued to broad-based BEE partners on December 23, 2010. The share-based compensation cost, based on the closing price of R118.51, was $10.2 million. These shares were not adjusted by a marketability discount because they had no trading restrictions.

The South Deep transaction amounted to $115.5 million and was made up of a preferred BEE dividend of $21.2 million and an equity component equivalent to $94.3 million. Under the South Deep transaction, a wholly-owned subsidiary company of Gold Fields was created to acquire 100% of the South Deep asset from GFIMSA. The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share until conversion to Class A ordinary shares. The Class B ordinary shares will convert one-third after ten years and a third thereafter on each fifth year anniversary. For accounting purposes, the dividend represents a liability of Gold Fields to the Class B ordinary shareholders and qualifies as a share-based compensation. It has been valued at $21.2 million, of which $2.7 million has been classified as a short-term portion under accounts payable. The Rand based effective interest rate used to discount the future dividend payments was 9.55%.

The disposal of 10% of South Deep was subject to valuation adjustments relating to minority, liquidity and marketability discounts which resulted in an overall once-off share-based compensation expense of $94.3 million.

All but the dividend share-based compensation have been included within additional paid-in capital within shareholders’ equity. The long-term dividend liability component of the share-based compensation has been shown as other long-term liabilities.

17.    DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

Foreign currency and commodity price risk

In the normal course of business, the Group enters into transactions for the sale of its gold, denominated in US Dollars. In addition, the Group has assets and liabilities in a number of different currencies (primarily US Dollars and Australian Dollars). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

As at December 31, 2010 and June 30, 2010, Gold Fields did not hold any derivative instruments to protect its exposure to adverse movements in copper commodity prices.

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

LME copper prices averaged $7,828 per ton during the six months ended December 31, 2010 (Fiscal year ended June 30, 2010: $6,651 per ton), compared with the Company’s recorded average provisional price of $7,182 per ton. The applicable forward copper price at December 31, 2010 was $8,989 per ton. During the six months ended December 31, 2010, increasing copper prices resulted in a provisional pricing mark-to-market gain of $14 million (included in revenue). At December 31, 2010, the Company had copper sales of 13,380 tons priced at an average of $8,233 per ton, subject to final pricing in the first quarter of calendar 2011.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The estimated fair values of the Group’s financial instruments are:

	December 31, 2010		June 30, 2010
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	809.5	809.5	500.7	500.7
Receivables	411.4	411.4	305.4	305.4
Non-current investments	344.3	344.3	254.3	254.3
Financial liabilities
Long-term loans	1,136.6	1,107.5	430.0	430.0
Accounts payable and provisions	670.6	670.6	551.9	551.9
Interest payable	4.1	4.1	4.5	4.5
Current portion of long-term loans	261.7	261.2	691.1	691.1
Other non-current liabilities	19.7	19.7	—	—

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

	Fair value at December 31, 2010
	Total $ m	Level 1 $ m	Level 2 $ m	Level 3 $ m
Assets:
Cash equivalents	224.3	224.3	—	—
Listed investments	124.4	124.4	—	—
Investments held by environmental trust funds	168.5	120.0	48.5	—
Unlisted investments	1.7	—	—	1.7
Trade receivable from provisional copper concentrate sales, net	83.2	—	83.2	—

	602.1	468.7	131.7	1.7

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fair value at June 30, 2010
	Total $ m	Level 1 $ m	Level 2 $ m	Level 3 $ m
Assets:
Cash equivalents	41.5	41.5	—	—
Listed investments	76.8	76.8	—	—
Investments held by environmental trust funds	133.8	80.3	53.5	—
Unlisted investments	1.3	—	—	1.3
Trade receivable from provisional copper concentrate sales, net	45.7	—	45.7	—

	299.1	198.6	99.2	1.3

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

The Group’s net trade receivable from provisional copper and gold concentrate sales is valued using quoted market prices based on the forward London Metal Exchange and classified within level 2 of the fair value hierarchy.

The Group’s financial instruments are valued using pricing models and classified within level 2 of the fair value hierarchy. Where possible, the values produced by the valuation models are verified to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs.

The table below sets forth a summary of changes in the fair value of our Level 3 financial assets.

	December 31, 2010	June 30, 2010
Balance at the beginning of the period	1.3	0.8
Additions	—	0.9
Settlements	(0.8)	(0.7)
Impairments	—	(0.5)
Unrealised gain	1.2	0.8

Balance at the end of the period	1.7	1.3

Unrealized gain of $1.2 million for the six month ended December 31, 2010 was included in Accumulated other comprehensive loss. As of December 31, 2010, the assets classified within Level 3 of the fair value hierarchy represent less than 1.00% of the total assets and liabilities measured at fair value, respectively.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Derivative contracts as at December 31, 2010

Foreign currency contracts

There were no material outstanding foreign currency contracts at December 31, 2010.

Copper commodity contracts

There were no outstanding copper commodity contracts at December 31, 2010.

Derivative contracts as at June 30, 2010

Foreign currency contracts

There were no material outstanding foreign currency contracts at June 30, 2010.

Copper commodity contracts

There were no outstanding copper commodity contracts at June 30, 2010.

18.    ADDITIONAL CASH FLOW INFORMATION

(a)	Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in net cash provided by operating activities:

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2010	(Unaudited) 2009	2010	2009

Interest paid before capitalization	36.4	33.7	71.7	137.5

(b)	Non cash-items

Excluded from the statements of cash flows are the following:

i) For the period ended December 31, 2010

The $28.8 million gain on mark-to-market of listed investments.

i) For the period ended December 31, 2009

The $18.4 million loss on mark-to-market of listed investments.

ii) For the fiscal year ended June 30, 2010

The $24.9 million gain on mark-to-market of listed investments.

ii) For the fiscal year ended June 30, 2009

The $122.4 million loss on mark-to-market of listed investments.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

19.    COMMITMENTS

	December 31, 2010	June 30, 2010
Capital expenditure
—authorized
South Africa—Driefontein	143.9	143.5
South Africa—Kloof	231.3	198.9
South Africa—Beatrix	96.8	87.2
South Africa—South Deep(1)	573.4	568.9
Ghana—Tarkwa	67.7	148.9
Ghana—Damang	53.1	7.5
Peru—Cerro Corona	44.0	29.4
Australia—St Ives	22.3	58.1
Australia—Agnew	59.0	10.2
Other	0.1	0.2

	1,291.6	1,252.8

(1)	The capital expenditure for the South Deep capital development project is estimated at $1.1 billion (R8.4 billion) for the five year period 2010-2014. During six months ended December 31, 2010, $140.5 million (R1.0 billion) was spent. Of the balance of $0.9 billion (R5.8 billion), $0.6 billion (R3.9 billion) has been authorised and is included in the above.

The above capital expenditure amounts are based on management accounts which are prepared based on International Financial Reporting Standards.

—contracted for	167.4	236.9
Other guarantees	2.2	2.6

Guarantees consist of $1.4 million to the Department of Minerals and Energy in South Africa and $0.8 million for numerous other obligations. The Group also provides environmental obligation guarantees with respect to its Ghanaian and Australian operations. These guarantees, amounting to $49.3 million at December 31, 2010, have not been included in the amount of guarantees of $2.2 million because they are fully provided for under the related asset retirement obligation.

Commitments will be funded from internal cash resources and borrowings as necessary.

20.    CONTINGENT LIABILITIES

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

In March 2011, the South African Constitutional Court ruled that legislation which limited employees rights to claim compensation for certain diseases including silicosis was unconstitutional. As a result, the Court found that employees had the right to sue employers for common law damages to the extent that such employees could prove that they had suffered loss as a result of the negligence of the employer and such loss could be quantified. In the circumstances there is potential for claims against Gold Fields and we are currently analysing the situation to quantify the risk.

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

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (approximately $1.8 billion or R12 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by Gold Fields Operations to fund its operations (approximately $76.9 million or R519 million).

It should be noted that the claims lie only against Gold Fields Operations, whose only interest is a 50% stake in the South Deep Mine.

21.    LINES OF CREDIT

The Group had unused lines of credit available amounting to $1,685.7 million at December 31, 2010 (June 30, 2010: $1,173.7 million).

22.    RELATED PARTY TRANSACTIONS

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years materially indebted to Gold Fields.

New Africa Mining Fund

John G Hopwood was a trustee of New Africa Mining Fund and Chair of the New Africa Mining Fund Investment Committee until his death on March 19, 2010. Gold Fields has been instrumental in the formation of

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

the New Africa Mining Fund and is a significant investor in the fund. The fund has as its objectives the promotion of black economic empowerment and the transformation of the South African mining industry by facilitating junior mining projects.

As at December 31, 2010, Gold Fields Limited had contributed net $4.7 million.

Gold Fields previously provided a commitment to fund $7.4 million in total for an original commitment period of six years. This commitment period expired on February 28, 2009. No new investments are permitted but follow on investments of up to $8.3 million are allowed, the Gold Fields portion of which is estimated at approximately $0.7 million. The New Africa Mining Fund has however indicated that it has no intention to make follow-on investments.

Rand Refinery

Rand Refinery, in which the Company holds a 34.9% interest, has an agreement with the Group whereby it refines all the Company’s South African and Ghanaian operations gold production. The Group’s chief executive officer is currently an alternate director of Rand Refinery and has held his directorship since September 30, 2008. Prior to this date, he had been a director since July 10, 2000. The Company paid Rand Refinery $1.4 million and $1.2 million in refining fees for the six months ended December 31, 2010 and 2009, respectively. Refer to note 11—Non-current Investments for amounts owing by Rand Refinery to the Company as at December 31, 2010 and June 30, 2010, and the dividends received from Rand Refinery for the six months ended December 31, 2010 and 2009.

On November 21, 2000, GFL Mining Services Limited, or GFLMS, entered into an agreement with Rand Refinery in terms of which GFLMS acts as an agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields’ South African gold production. On June 1, 2004, GFLMS exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields’ South African gold production with effect from October 1, 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have had agreements with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

Peotona Gold

Cheryl A. Corolus, a non-executive director of Gold Fields, is a party in her capacity as founding shareholder of Peotona Gold Holdings (Proprietary) Limited, or PGH, to the agreement described below. Cheryl has a 25% interest in PGH, which in turn has a one-third economic interest and a 51% voting interest in the issued share capital of Peotona Gold (Proprietary) Limited, or Peotona Gold.

Western Areas Prospecting (Proprietary) Limited, (a company 74% owned by Gold Fields Operations Limited, or GFO, and 26% owned by Peotona Gold), or WAP, held four prospecting rights on ground contiguous to the South Deep Mine. On April 21, 2009, Gold Field Operations Limited, or GFO, GFI Joint Venture Holdings (Proprietary) Limited, Peotona Gold (Proprietary) Limited, Western Areas Prospecting (Proprietary) Limited, (a company 74% owned by GFO and 26% owned by Peotona Gold), or WAP, and others entered into an agreement in terms of which WAP relinquished and abandoned a portion of the prospecting area covered by one of the above prospecting rights prospecting rights on ground contiguous to the South Deep mine (commonly known as “Uncle Harry’s Area”) in favor of the South Deep Joint Venture. The agreement was subject to (among other conditions precedent) the conversion of the old order mining right of South Deep to a new order mining right and

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

simultaneously amending the South Deep mining right by extending the area covered by the South Deep mining right to include Uncle Harry’s Ground pursuant to the Mineral and Petroleum Resources Development Act. 28 of 2002. Peotona Gold also granted GFO an option to acquire its 26% shareholding in WAP.

On July 13, 2010, the South African Department of Mineral Resources executed the new-order mining right for the South Deep Gold Mine, including Uncle Harry’s Ground. There are, however, still conditions outstanding relating to the consolidation of the remaining prospecting rights held by WAP.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favorable to it as arm’s length terms.

23    GEOGRAPHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented based on management’s reporting format. Management prepares its financial records in accordance with International Financial Reporting Standards, or IFRS, and reconciled IFRS information is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: in South Africa the Driefontein-Kloof complex, or KDC, (prior to July 1, 2010, Driefontein and Kloof divisions were reported as separate segments), the Beatrix division and the South Deep mine, in Ghana the Tarkwa and Damang mines, Australia, and Peru. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

	Six Months Ended December 31, 2010
	South Africa			Ghana		Australia	Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	814.3	259.1	188.2	468.1	152.1	415.8	266.6	—	—	2,564.2
Operating costs(1)	(533.6)	(172.8)	(139.5)	(205.4)	(73.9)	(228.9)	(77.4)	(33.1)	(43.6)	(1,508.2)
Gold inventory change(2)	—	—	—	(2.8)	0.5	11.0	1.6	—	(4.7)	5.6

Operating profit	280.7	86.3	48.7	259.9	78.7	197.9	190.8	(33.1)	(48.3)	1,061.6
Amortization and depreciation	(122.5)	(36.9)	(37.8)	(43.5)	(12.7)	(95.6)	(29.1)	(10.9)	(0.4)	(389.4)

Net operating profit/(loss)	158.2	49.4	10.9	216.4	66.0	102.3	161.7	(44.0)	(48.7)	672.2
Exploration expenditure	—	—	—	—	—	—	—	(49.1)	(1.8)	(50.9)
Feasibility and evaluation	—	—	—	—	—	—	—	(9.3)	—	(9.3)
Other items as detailed in statement of operations	(148.9)	(47.7)	(22.9)	(11.6)	(6.0)	(5.6)	(12.1)	(117.6)	(1.4)	(373.8)
Royalty	(11.8)	(1.3)	(0.9)	(8.7)	(3.1)	(10.2)	(7.3)	—	—	(43.3)
Current taxation	(20.5)	(0.4)	—	(54.8)	(18.6)	0.0	(47.1)	(18.1)	—	(159.5)
Deferred taxation	33.7	(7.9)	(0.6)*	(5.7)	1.2	(25.7)	(1.9)	(0.6)	33.2	25.7

Profit/(loss) after taxation	10.7	(7.9)	(13.5)	135.6	39.5	60.8	93.3	(238.7)	(18.7)	61.1

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

*	Indicative as tax is provided in the holding companies of South Deep.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	December 31, 2010
	South Africa			Ghana		Australia	Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	1,937.9	237.5	126.6	1,193.3	250.0	1,348.3	1,063.2	4,370.8	182.4	10,710.0
Total liabilities excluding deferred tax	437.1	(93.0)	67.5	189.4	70.5	186.8	288.5	1,427.7	(12.0)	2,562.5
Deferred tax liability/(asset)	525.6	128.9	0.6	185.7	15.8	187.2	35.2	(33.1)	19.4	1,065.3
Capital expenditure	177.3	42.7	140.5	116.6	56.3	80.5	31.4	4.7	(56.4)	593.6

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$20.7 million, Environmental rehabilitation—$10.9 million and Employee termination costs—$35.3 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

	Six Months Ended December 31, 2009 (unaudited)
	South Africa				Ghana		Australia	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	385.3	326.0	222.7	140.8	359.5	98.6	296.4	194.6	—	—	2,023.9
Operating costs(1)	(246.9)	(223.6)	(152.6)	(104.6)	(177.4)	(58.6)	(186.5)	(66.7)	—	(49.7)	(1,266.6)
Gold inventory change(2)	—	—	—	—	11.5	(1.2)	2.7	(1.0)	—	1.3	13.3

Operating profit	138.4	102.4	70.1	36.2	193.6	38.8	112.6	126.9	—	(48.4)	770.6
Amortization and depreciation	(38.2)	(55.4)	(37.5)	(28.3)	(50.4)	(7.8)	(50.7)	(27.0)	(9.2)	13.9	(290.6)

Net operating profit/(loss)	100.2	47.0	32.6	7.9	143.2	31.0	61.9	99.9	(9.2)	(34.5)	480.0
Exploration expenditure	—	—	—	—	—	—	—	—	(39.4)	(0.5)	(39.9)
Other items as detailed in statement of operations	(6.3)	(4.8)	(3.1)	(8.9)	(3.9)	(1.6)	(1.7)	(39.2)	136.6	7.3	74.4
Current taxation	(17.8)	(2.8)	(0.2)	—	(23.3)	(10.9)	(7.2)	(32.2)	(28.6)	—	(123.0)
Deferred taxation	(13.8)	(8.5)	(11.8)	0.4 *	(24.1)	0.1	(15.9)	3.8	0.7	6.6	(62.5)

Profit/(loss) after taxation	62.3	30.9	17.5	(0.6)	91.9	18.6	37.1	32.3	60.1	(21.1)	329.0

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$23.5 million, Environmental rehabilitation—$9.9 million and Employee termination costs—$4.3 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal Year Ended June 30, 2010
	South Africa				Ghana		Australia	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	770.9	613.2	424.7	288.7	790.1	226.9	638.4	411.4	—	—	4,164.3
Operating costs(1)	(505.6)	(451.8)	(299.9)	(220.9)	(387.0)	(130.7)	(398.2)	(135.0)	—	(118.5)	(2,647.6)
Gold inventory change(2)	—	—	—	—	11.4	(2.1)	12.9	1.3	—	5.9	29.4

Operating profit	265.3	161.4	124.8	67.8	414.5	94.1	253.1	277.7	—	(112.6)	1,546.1
Amortization and depreciation	(82.0)	(105.6)	(71.5)	(59.7)	(111.0)	(17.2)	(116.8)	(55.3)	(19.1)	6.9	(631.3)

Net operating profit/(loss)	183.3	55.8	53.3	8.1	303.5	76.9	136.3	222.4	(19.1)	(105.7)	914.8
Exploration expenditure	—	—	—	—	—	—	—	—	(80.9)	(1.6)	(82.5)
Other items as detailed in statement of operations	(12.0)	(14.1)	(6.4)	(24.8)	(10.9)	(3.3)	(5.8)	(53.2)	145.2	4.4	19.1
Current taxation	(32.6)	(3.7)	(1.0)	(0.5)	(70.3)	(28.3)	(16.5)	(51.2)	(29.9)	—	(234.0)
Deferred taxation	(26.5)	(15.4)	(18.6)	6.5 *	(34.4)	0.5	(34.7)	(27.0)	3.5	21.7	(124.4)

Profit/(loss) after taxation	112.2	22.6	27.3	(10.7)	187.9	45.8	79.3	91.0	18.8	(81.2)	493.0

	June 30, 2010
	South Africa				Ghana		Australia	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Balance sheet
Total assets	1,076.5	661.2	140.5	132.0	1,059.0	177.4	1,082.6	886.0	3,812.6	153.6	9,181.4
Total liabilities excluding deferred tax	307.2	142.8	(114.9)	78.9	144.6	36.7	157.9	218.0	1,109.2	(27.6)	2,052.8
Deferred tax liability/(asset)	263.6	236.9	107.5	—	180.0	17.1	138.2	33.3	(33.0)	46.6	990.2
Capital expenditure	150.3	145.7	85.8	212.8	148.6	29.8	158.2	85.6	4.5	(108.2)	913.1

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$47.5 million, Environmental rehabilitation—$19.3 million and Employee termination costs—$10.2 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal Year Ended June 30, 2009
	South Africa				Ghana		Australia	Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives/ Agnew	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	726.5	562.3	339.1	155.2	537.2	175.7	548.5	183.8	—	—	3,228.3
Operating costs(1)	(391.8)	(342.3)	(226.1)	(131.9)	(338.1)	(132.4)	(330.3)	(86.4)	—	(106.0)	(2,085.3)
Gold inventory change(2)	—	—	—	—	18.0	2.3	(1.1)	4.1	—	11.4	34.7

Operating profit	334.7	220.0	113.0	23.3	217.1	45.6	217.1	101.5	—	(94.6)	1,177.7
Amortization and depreciation	(69.4)	(76.9)	(48.3)	(31.4)	(55.0)	(18.8)	(104.9)	(38.9)	(16.2)	26.2	(433.6)

Net operating profit/(loss)	265.3	143.1	64.7	(8.1)	162.1	26.8	112.2	62.6	(16.2)	(68.4)	744.1
Exploration expenditure	—	—	—	—	—	—	—	—	(56.4)	(1.6)	(58.0)
Other items as detailed in statement of operations	(21.0)	(17.0)	(7.0)	6.1	(14.3)	(9.6)	0.4	(17.8)	(74.8)	20.1	(134.9)
Current taxation	(66.9)	(28.2)	(0.1)	—	(16.1)	(8.3)	(21.0)	(16.1)	(16.2)	—	(172.9)
Deferred taxation	(19.6)	(12.2)	(21.8)	0.8 *	(31.8)	0.3	(21.8)	(3.3)	21.1	(3.4)	(91.7)

Profit/(loss) after taxation	157.8	85.7	35.8	(1.2)	99.9	9.2	69.8	25.4	(142.5)	(53.3)	286.6

*	Indicative as tax is provided in the holding companies of South Deep

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$35.5 million, Environmental rehabilitation—$13.9 million and Employee termination costs—$21.0 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following provides a breakdown of the reconciling items for each line item presented

			Six Months Ended December 31,		Fiscal Year Ended June 30,
			2010	(Unaudited) 2009	2010	2009

Operating costs
On-mine exploration	(k	)	(3.6)	(9.8)	(18.3)	(24.3)
Provision for rehabilitation	(l	)	0.4	0.5	1.7	4.7
Cut-backs	(j	)	(52.7)	(36.6)	(90.0)	(64.3)
Deferred stripping	(n	)	12.3	(3.8)	(11.9)	(22.1)

			(43.6)	(49.7)	(118.5)	(106.0)

Gold inventory
Inventory	(o	)	(5.3)	0.5	4.5	6.3
Inventory stockpiles	(s	)	0.6	0.8	1.4	5.1

			(4.7)	1.3	5.9	11.4

Amortization and depreciation
Business combination—formation of Original Gold Fields	(a	)	(2.7)	(3.0)	(5.3)	(5.0)
Business combination—formation of Gold Fields	(b	)	(1.7)	(1.6)	(3.3)	(2.8)
Business combination—purchase of St. Ives and Agnew	(c	)	0.3	0.2	0.5	0.7
Business combination—purchase of Abosso	(d	)	0.1	0.1	0.1	0.2
Amortization of reserves	(h	)	(23.2)	(13.0)	(37.6)	0.6
Cut-backs	(j	)	16.3	28.3	54.6	13.1
Amortization—inclusion of future costs	(i	)	13.5	4.3	1.4	19.9
Amortization—capitalized interest	(r	)	(3.3)	(3.0)	(6.6)	(1.7)
Provision for rehabilitation	(l	)	0.3	1.6	3.1	1.3

			(0.4)	13.9	6.9	26.3

Exploration expenditure
Exploration costs	(k	)	(1.8)	(0.5)	(1.6)	(1.6)

Other items as detailed in the statement of operations
Impairment of assets	(g	)	—	—	—	(0.2)
Mvelaphanda transaction—interest paid	(q	)	—	—	—	(32.4)
Mvelaphanda transaction—debt insurance costs	(q	)	—	—	—	(0.5)
Mvelaphanda transaction—profit on close out of hedge	(q	)	—	—	—	4.9
Interest capitalization	(r	)	—	(2.8)	(5.2)	51.7
Other			(1.4)	10.1	9.6	(3.3)

			(1.4)	7.3	4.4	20.1

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

		December 31, 2010	June 30, 2010
Total liabilities excluding deferred income and mining taxes
Provision for rehabilitation	(l)	(12.0)	(27.6)
Other		—	—

		(12.0)	(27.6)

Total assets
Business combination—formation of Original Gold Fields	(a)	102.2	94.9
Business combination—formation of Gold Fields	(b)	41.5	38.6
Business combination—purchase of St Ives and Agnew	(c)	(2.3)	(2.3)
Business combination—purchase of Abosso	(d)	(1.1)	(1.1)
Business combination—purchase of South Deep	(f)	611.2	544.5
Cutbacks	(j)	(250.2)	(210.9)
Amortization of reserves	(h)	(156.1)	(113.7)
Amortization—inclusion of future costs	(i)	88.7	64.4
Amortization—Interest capitalised	(r)	(10.9)	(6.6)
Exploration costs	(k)	(241.8)	(206.2)
Provision for rehabilitation	(l)	(2.3)	(18.0)
Investments in affiliates	(m)	15.7	(16.7)
Deferred stripping	(n)	(84.8)	(84.8)
Inventory at net realizable value	(o)	14.2	18.8
Impairment of Agnew	(p)	(50.9)	(44.0)
Interest capitalization	(r)	110.6	98.7
Inventory stockpiles	(s)	(1.3)	(2.0)

		182.4	153.6

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

In addition under U.S. GAAP, Gold Fields’ investment in an equity investee was written down to the market value of the investment at June 30, 2008, but not recorded for management reporting purposes. At June 30, 2009, Gold Fields investment in the equity investee was written down to market value for both management reporting purposes and U.S. GAAP.

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

(o)	Inventory

Under U.S. GAAP additional amortization, waste normalization and cut backs expensed are included in the cost of inventory produced. No such absorption of costs occurred for management reporting purposes. Additionally, for management reporting purposes, no adjustment is required to record inventory at net realizable value. Under U.S. GAAP, due to the impact of the amortization adjustments on the inventory valuation, an adjustment may be required to record inventory at the lower of cost and net realizable value.

(p)	Impairment of Agnew

For management reporting purposes the Agnew mine was not determined to be impaired. Under U.S. GAAP the Agnew mine was determined to be impaired and an impairment charge was recognized.

(q)	Mvelaphanda transaction

—	Classification of instrument

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

(r)	Interest capitalization

For management reporting purposes, borrowing costs are capitalized to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other than funding the operations of the Group. Under U.S. GAAP, total outstanding debt financing is taken into account in calculating the amount of borrowing cost to be capitalized.

(s)	Inventory stockpiles

For management reporting purposes, previous impairment charges writing down stockpiles to net realizable values are reversed when the net realizable value rises above the original cost. Under U.S. GAAP, the net realizable value is deemed the new base cost and impairment charges are not reversed.

Schedule 1—Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Deduction	Foreign currency translation adjustment	Balance at end of period
Six Months Ended December 31, 2010
Valuation allowance	195.3	(10.3)	—	7.4	192.4
Fiscal Year Ended 30 June, 2010
Valuation allowance	195.5	8.3	(0.1)	(8.4)	195.3
Fiscal Year Ended 30 June, 2009
Valuation allowance	186.4	17.5	(2.7)	(5.7)	195.5

S-1