Form 20-F
period 2011-12-31
GOLD FIELDS LTD
filed 2012-04-23
CIK 1172724

As filed with the Securities and Exchange Commission on April 23, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

with a copy to:

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

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report

725,133,015 ordinary shares of par value Rand 0.50 each

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

Presentation of Financial Information

In 2010, Gold Fields changed its fiscal year end from June 30 to December 31 to align with the Company’s peers in the gold mining industry. This annual report contains audited consolidated financial statements of Gold Fields as at and for the fiscal year ended December 31, 2011. This annual report also contains the audited consolidated financial statements of Gold Fields as at and for the six month period ended December 31, 2010 and for fiscal years ended June 30, 2010 and 2009. It may not be possible to directly compare the audited consolidated financial statements as at and for the fiscal year ended December 31, 2011 with the audited consolidated financial statements as at and for the six month period ended December 31, 2010, as these relate to different financial periods, and it may not be possible to compare audited consolidated financial statements as at and for the six month period ended December 31, 2010 directly with the audited financial statements as at and for the fiscal years ended June 30, 2010 or 2009, insofar as such financial statements refer to a completed financial year. Investors are advised to use caution in drawing comparisons between these periods.

Gold Fields Limited, or Gold Fields or the Company, is a South African company and about one-half of its operations, based on gold production, are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars, and descriptions of critical accounting policies refer to accounting policies under U.S. GAAP.

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2011 (Rand 8.13 per $1.00 as of December 31, 2011), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 7.22 per $1.00 for fiscal 2011).

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

In this annual report, Gold Fields also presents the financial items “operating costs” and “notional cash expenditure”, or NCE. Operating costs and NCE, including operating costs per ounce and NCE per ounce, have been determined by Gold Fields on the basis of internally developed definitions and are not U.S. GAAP measures. Gold Fields defines operating costs as production costs (exclusive of depreciation, amortization and movements in gold-in-process) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields defines NCE margin as revenue minus NCE, divided

i

by revenue, expressed as a percentage. See “Operating and Financial Review and Prospects—Notional Cash Expenditure”. An investor should not consider these items in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Operating costs, NCE and NCE margin as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

Defined Terms and Conventions

In this annual report, all references to the “Group” are to Gold Fields and its subsidiaries.

In this annual report, all references to “fiscal 2009” are to the 12 month period ended June 30, 2009, “fiscal 2010” are to the 12 month period ended June 30, 2010, all references to “fiscal 2011” are to the 12 month period ended December 31, 2011 and all references to “fiscal 2012” are to the 12 month period ending December 31, 2012. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Venezuela” are to the Bolivarian Republic of Venezuela, all references to “Finland” are to the Republic of Finland, all references to “Peru” are to the Republic of Peru, all references to “China” are to the People’s Republic of China, all references to “Mali” are to the Republic of Mali, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

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

In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz,” or in kilograms, which are referred as “kg”. Ore grades are provided in grams per metric ton, which are referred to as “grams per ton” or “g/t.” All references to “tons”, “tonnes” or “t” in this annual report are to metric tons. All references to “gold” include gold and gold equivalent ounces, as applicable. See “Information on the Company—Glossary of Mining Terms” for further information regarding units of measurement used in this annual report and a table providing rates of conversion between different units of measurement.

This annual report contains references to the “lost time injury frequency rate” at each Gold Fields operation. The lost time injury frequency rate at each operation includes any injury occurring in the workplace where, at any subsequent time, the injured employee is unable to attend a full shift due to the injury, or Lost Time Injuries.

In this annual report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$,” “U.S.$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars and “CAD” refers to Canadian dollars.

Certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 8.13 per $1.00 and A$1.00 per $0.9854, which were the closing rates on December 31, 2011. By including the U.S. dollar equivalents, Gold Fields is not representing that the Rand or Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

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

Forward-looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this annual report that are not historical facts are “forward-looking statements.”

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

•	the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;

•	changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and

•	political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

v

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for fiscal 2011, the six month period ended December 31, 2010, fiscal 2010 and 2009 and as of December 31, 2011, 2010 and as of June 30, 2010 have been derived from Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes. The selected historical consolidated financial data for each of the two years ended June 30, 2008 and 2007, and as of June 30, 2009, 2008 and 2007 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below have been derived from financial statements which have been prepared in accordance with U.S. GAAP. The other Operating Data presented has been calculated as described in the footnotes to the table below:

	Fiscal Period Ended(1)(2)(3)				Six-Month Period Ended(1)(2)(3)	Fiscal Period Ended(1)(2)(3)
	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010	December 31, 2010	December 31, 2011
	($ millions, unless otherwise stated)
Statement of Operations Data
Revenues	2,735.2	3,206.2	3,228.3	4,164.3	2,564.2	5,800.1
Production costs (exclusive of depreciation and amortization)	1,707.7	1,996.1	1,998.6	2,544.0	1,435.7	2,948.6
Depreciation and amortization	388.2	400.5	433.5	631.1	389.4	745.3
Corporate expenditure	38.4	41.0	35.5	47.5	20.7	25.9
Employee termination costs	4.9	16.2	21.0	10.3	35.3	32.8
Exploration expenditure	47.4	39.8	58.0	82.4	50.9	120.5
Feasibility and evaluation costs	—	—	—	—	9.3	95.2
Impairment of assets	—	11.4	—	—	—	9.5
Shaft closure costs	—	3.3	(0.2)	—	—	—
Increase/(decrease) in provision for post-retirement health care costs	1.3	(0.7)	3.4	(9.4)	(0.1)	0.1
Accretion expense on provision for environmental rehabilitation	6.4	12.0	13.9	19.3	10.9	24.9
Share-based compensation	12.5	20.7	33.7	53.9	27.0	66.4
Interest and dividends	26.8	31.2	24.9	40.2	12.9	25.4
Finance expense	(95.2)	(100.4)	(73.9)	(65.2)	(31.7)	(54.3)
Unrealized gain on financial instruments	15.4	—	—	—	—	—
Realized (loss)/gain on financial instruments	(10.7)	19.8	(1.3)	27.7	1.0	4.4
(Loss)/gain on foreign exchange	(15.1)	1.7	10.2	(8.5)	(1.4)	9.1

	Fiscal Period Ended(1)(2)(3)				Six-Month Period Ended(1)(2)(3)	Fiscal Period Ended(1)(2)(3)
	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010	December 31, 2010	December 31, 2011
	($ millions, unless otherwise stated)
Profit/(loss) on sale of property, plant and equipment	7.4	4.6	0.5	0.3	0.7	(0.4)
Profit/(loss) on disposal of subsidiaries	—	208.4	(0.3)	—	—	—
Profit/(loss) on disposal of listed investments	26.8	3.7	(16.1)	111.7	(0.4)	12.8
Impairment of listed investments	—	—	(16.0)	(8.1)	—	(0.5)
South African Equity Empowerment Transactions	—	—	—	—	(297.6)	—
Other (expenses)/income	(2.2)	5.9	(7.7)	(31.9)	(30.5)	(69.9)
Royalties(4)	—	—	—	—	(43.3)	(149.7)

Income before tax, impairment of investment in equity investee and share of equity investees’ (losses)/income	481.6	840.8	551.2	851.4	194.8	1,507.8
Income and mining tax expense	(209.3)	(271.2)	(264.6)	(358.4)	(133.8)	(552.0)

Income before impairment of investment in equity investee and share of equity investees’ (losses)/income	272.3	569.6	286.6	493.0	61.0	955.8
Impairment of investment in equity investee	—	(61.3)	(87.4)	—	—	(6.8)
Share of equity investees’ (losses)/income	0.3	(16.0)	(3.5)	(22.7)	4.9	4.0

Net income	272.6	492.3	195.7	470.3	65.9	953.0
Less: Net income attributable to non controlling interests	(26.5)	(39.8)	(34.8)	(79.3)	(53.3)	(71.5)

Net income attributable to Gold Fields shareholders	246.1	452.5	160.9	391.0	12.6	881.5
Basic earnings per share attributable to Gold Fields shareholders($)	0.44	0.69	0.24	0.55	0.02	1.22
Diluted earnings per share attributable to Gold Fields shareholders($)	0.44	0.69	0.24	0.55	0.02	1.21
Dividend per share (Rand)	2.00	1.60	1.50	1.30	0.70	1.70
Dividend per share ($)	0.28	0.22	0.17	0.17	0.10	0.24

Other Operating Data
Total cash costs per equivalent ounce of gold produced ($)(5)	394	505	538	670	753	835
Total production costs per equivalent ounce of gold produced ($)(6)	482	610	659	837	953	1,039
Notional cash expenditure per equivalent ounce of gold produced ($)(7)	596	822	763	928	1,060	1,153

Notes:
(1)	On July 1, 2009, Gold Fields adopted updated guidance pertaining to ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), which requires noncontrolling interests to be classified as a separate component of equity for presentation and disclosure purposes. The data for the years ended June 30, 2007, 2008 and 2009 have been adjusted to conform to the updated guidance.
(2)

Under a revised accounting policy adopted in fiscal 2007, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Previously, at Gold Fields’ underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs and expensed as incurred.
(3)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as noncontrolling interests. U.S. GAAP requires that, where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.
(4)	The classification of royalty expense at Gold Fields’ operations requires judgment, particularly at the Groups’ South African and Ghanaian operations, where the percentages to be applied in calculating royalties are influenced by the expenses incurred in generating those product sales (and therefore the profitability of the operations). In light of the fact that the calculation of royalties in Ghana, representing the largest component of consolidated royalty expense, was changed as of April 1, 2011 to 5% of revenues earned from minerals obtained (regardless of the operating margin), Gold Fields changed the classification of royalty expense in its consolidated financial statements from a component of “income and mining taxes” to “royalties” in its consolidated statements of operations for the six month period ended December 31, 2010. Given the change in circumstances, Gold Fields considers it appropriate to change the presentation for all periods beginning with the six months ended December 31, 2010.
(5)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information” and “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce”. For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects-Results of Operations—Six Months ended December 31, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(6)

Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Changes in the currency exchange rate between the Bolivar and the U.S. dollar affected changes in total production costs per ounce until the sale of the Choco 10 mine on November 30, 2007. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce”. For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(7)	Gold Fields defines notional cash expenditure, or NCE, as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per equivalent ounce basis. For a description of NCE and a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Notional Cash Expenditure”.

	As at(1)(2)(3)
	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010	December 31, 2010	December 31, 2011
	($ million, unless otherwise stated)
Balance Sheet Data
Cash and cash equivalents	326.4	253.7	357.5	500.7	809.5	744.0
Current portion of financial instruments	—	6.9	—	—	—	—
Receivables	297.7	280.1	383.5	305.4	411.4	483.4
Inventories	144.9	152.8	196.0	234.9	256.3	297.7
Material contained on heap leach pads	58.1	74.5	81.3	91.5	111.3	187.9

Total current assets	827.1	768.0	1,018.3	1,132.5	1,588.5	1,713.0
Property, plant and equipment, net	5,576.8	5,423.7	5,756.9	6,639.7	7,482.0	7,016.8
Goodwill	1,222.7	1,092.8	1,084.7	1,154.9	1,295.2	1,075.4
Non-current investments	401.8	737.4	475.2	254.3	344.3	272.2

Total assets	8,028.4	8,021.9	8,335.1	9,181.4	10,710.0	10,077.4

Accounts payable and provisions	463.6	610.3	533.5	551.9	670.6	669.9
Current portion of financial instruments	10.8	—	1.7	—	—	—
Interest payable	34.7	29.2	14.4	4.5	4.1	11.2
Income and mining taxes payable	72.2	123.1	98.2	104.3	156.1	264.4
Current portion of long-term loans	227.5	772.9	317.8	691.1	261.7	547.0
Bank overdraft	3.3	2.7	9.7	—	—	—

Total current liabilities	812.1	1,538.2	975.3	1,351.8	1,092.5	1,492.5
Long-term loans	1,211.8	564.2	785.9	430.0	1,136.6	1,360.7
Deferred income and mining taxes	879.5	719.9	817.7	982.5	1,051.8	1,019.4
Provision for environmental rehabilitation	197.2	216.2	236.9	275.7	324.4	336.9
Provision for post-retirement health care costs	9.5	7.9	11.4	2.8	2.7	2.1
Other non-current liabilities	—	—	3.9	—	19.7	13.5

Total liabilities	3,110.1	3,046.4	2,831.1	3,042.8	3,627.7	4,225.1

	As at(1)(2)(3)
	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010	December 31, 2010	December 31, 2011
	($ million, unless otherwise stated)
Share capital	54.8	54.9	57.7	57.8	58.8	59.0
Additional paid-in capital	4,459.8	4,490.4	4,944.2	5,005.4	5,313.2	5,374.6
Retained earnings	211.8	521.8	561.5	834.4	779.6	772.5
Accumulated other comprehensive (loss)/income	64.8	(243.0)	(338.9)	(96.5)	562.4	(423.3)

Total equity attributable to Gold Fields shareholders	4,791.2	4,824.1	5,224.5	5,801.1	6,714.0	5,782.8
Noncontrolling interests	127.1	151.4	279.5	337.5	368.3	69.5

Total equity	4,918.3	4,975.5	5,504.0	6,138.6	7,082.3	5,852.3

Total liabilities and equity	8,028.4	8,021.9	8,335.1	9,181.4	10,710.0	10,077.4

	As at(1)(2)(3)
	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010	December 31, 2010	December 31, 2011
	($ million, unless otherwise stated)
Other Financial Data

Number of ordinary shares as adjusted to reflect changes in capital structure	652,158,066	653,200,682	704,749,849	705,903,511	720,796,887	724,591,516
Net Assets	4,791.2	4,824.1	5,224.5	5,801.1	6,714.0	5,782.8

Notes:
(1)	On July 1, 2009, Gold Fields adopted updated guidance pertaining to ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), which requires noncontrolling interests to be classified as a separate component of equity for presentation and disclosure purposes. The data as at June 30, 2007, 2008 and 2009 have been adjusted to conform to the updated guidance.
(2)	Under a revised accounting principle adopted in fiscal 2007, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At Gold Fields’ underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Previously, at Gold Fields’ underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs and expensed as incurred.
(3)	As a result of the acquisition of Western Areas, Western Areas was fully consolidated with Gold Fields as from December 1, 2006. During the period between December 1, 2006 and March 31, 2007, Gold Fields did not own 100% of Western Areas and therefore did not own 100% of South Deep. The percentages of the results of Western Areas and South Deep that did not accrue to Gold Fields have been accounted for as noncontrolling interests. U.S. GAAP requires that, where a company is acquired through a series of transactions, an investment in that company that was previously accounted for as available for sale be retrospectively accounted for on an equity basis. Since Gold Fields had previously held interests in Western Areas which were accounted for as available for sale, its results for prior years and the period July 1, 2006 to November 30, 2006 have been adjusted accordingly to account for the investment in Western Areas using the equity method.

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

Year ended	Average(1)
June 30, 2007	7.20	(1)
June 30, 2008	7.30	(1)
June 30, 2009	9.01	(2)
June 30, 2010	7.58	(2)
December 31, 2010	7.32	(2)
December 31, 2011	7.22	(2)
through March 23, 2012	7.75

Notes:
(1)	The average of the noon buying rates on the last day of each full month during the relevant period as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
September 30, 2011	8.40	7.00
October 31, 2011	8.28	7.71
November 30, 2011	8.56	7.85
December 31, 2011	8.42	8.01
January 31, 2012	8.18	7.74
February 28, 2012	7.77	7.47

The closing rate for the Rand on March 23, 2012 as reported by I-Net Bridge was Rand 7.67 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the New York Stock Exchange. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

Most of Gold Fields’ revenues are derived from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Gold Fields has no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	demand for gold from relatively new emerging markets, particularly Brazil, Russia, India and China, and the emerging middle class in these markets;

•	actual, expected or rumored purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	demand for exchange traded funds which replicate the exact performance of gold;

•	demand for gold for investment purposes;

•	speculative trading activities in gold;

•	the overall level of forward sales by other gold producers;

•	the overall level and cost of production by other gold producers;

•	international or regional political and economic events or trends;

•	the strength or weakness of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation; and

•	interest rates.

In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price. Central banks, financial institutions and individuals historically have held large amounts of gold as a store of value, and production in any given year historically has constituted a small portion of the total potential supply of gold. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. Pursuant to a gold sales agreement entered into by 15 European central banks, individual banks may sell up to 400 tons of gold per year. However, the effect on the market of these or any other gold sales is unclear.

Due to the credit crisis in the Euro zone countries and other factors, the market price of gold has experienced significant volatility. In fiscal 2011, the average London afternoon fixing price for gold was U.S.$1,571 per ounce. For the same period, the high was U.S.$1,895 per ounce and the low was U.S.$1,319 per ounce. On March 23, 2012, the London afternoon fixing price for gold was U.S.$1,664 per ounce. A sustained period of significant gold price volatility may adversely affect Gold Fields’ ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

While the aggregate effect of these factors is impossible for Gold Fields to predict, if gold prices fall below the amount it costs Gold Fields to produce gold and remain at such levels for any sustained period, Gold Fields may experience losses and may be forced to curtail or suspend some or all of its exploration projects, growth projects, operations and/or reduce operational capital expenditures. In addition, Gold Fields might not be able to recover any losses it may incur during that period.

Copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. A variety of factors may depress global copper prices, including slowing growth rates in Brazil, Russia, China and India. A decline in copper prices, which have also fluctuated widely, could adversely affect the revenues and cash flows from the Cerro Corona mine.

Because Gold Fields does not use commodity or derivative instruments to protect against low gold prices with respect to its production, Gold Fields may be impacted by any significant decline in the price of gold.

As a general rule, Gold Fields sells its gold production at market prices. Gold Fields generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. In general, hedging reduces the risk of exposure to volatility in the gold price. Hedging also enables a gold producer to fix the price that it receives for gold which generally is higher than the then current spot price. To the extent that Gold Fields does not generally use commodity or derivative instruments, it will not be protected against declines in the gold price, which could lead to reduced revenue in respect of gold production that is not hedged. See “Quantitative and Qualitative Disclosures About Market Risk”.

Gold Fields’ mineral reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated mineral reserves.

The mineral reserves stated in this annual report represent the amount of gold and copper that Gold Fields estimated, as of December 31, 2011, could be mined, processed and sold at prices sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Ore reserves are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, prices and exchange rates, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control.

In 2010, Gold Fields changed its fiscal year-end from June 30 to December 31 to align with the company’s peers in the gold mining industry. The mineral reserves as at December 31, 2011 have been prepared in accordance with the SAMREC Code. Therefore, the information regarding the Group’s mineral reserves as at December 31, 2011 and December 31, 2010 has been prepared at a different point in the year than the reserves information as at June 30, 2009. As a result, the mineral reserve information prepared as at December 31, 2011 and December 31, 2010 may not be directly comparable to that reported by the Group in prior years.

In the event that Gold Fields revises any of its assumptions that underlie its mineral reserves reporting in an adverse manner, Gold Fields may need to revise its mineral reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase, if gold or copper prices decrease or if the Rand or Australian dollar strengthens against the U.S. dollar, a portion of Gold Fields’ mineral reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves. See “Information on the Company—Reserves of Gold Fields as of December 31, 2011”.

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

In order to expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing and/or exploration companies or assets. Gold Fields’ success at making any acquisitions will depend on a number of factors, including, but not limited to:

•	negotiating acceptable terms with the seller of the business or equities to be acquired;

•	obtaining approval from regulatory authorities;

•	assimilating the operations of an acquired business in a timely and efficient manner;

•	maintaining Gold Fields’ financial and strategic focus while integrating the acquired business;

•	implementing Gold Fields’ standards, controls, procedures and policies at the acquired business;

•	operating in a new environment to the extent that Gold Fields makes an acquisition outside of markets in which it has previously operated; and

•	legal, regulatory or other changes in any jurisdiction that may affect the success of an acquisition.

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

In order to expand its operations and reserve base, Gold Fields may rely on its exploration program for gold and other metals associated with gold as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and is frequently unsuccessful. Any exploration program entails risks relating to the location of economic ore bodies, the development of appropriate extractive processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields’ exploration efforts may not result in the discovery of gold or other metals associated with gold and any mineralization discovered may not result in an increase of Gold Fields’ reserves. If ore bodies are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Gold Fields’ exploration program may not result in the replacement of current production with new reserves or result in any new commercial mining operations. In addition, to the extent Gold Fields participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardize the success of the project.

Furthermore, significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that Gold Fields will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Due to the nature of mining and the type of gold mines it operates, Gold Fields faces a material risk of liability, delays, mine stoppages and increased production costs from environmental and industrial accidents and pollution.

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. In particular, hazards associated with Gold Fields’ underground mining operations include:

•	rock bursts;

•	seismic events, particularly at the KDC and South Deep operations;

•	extreme ambient operating temperature

•	underground fires and explosions, including those caused by flammable gas or in connection with blasting;

•	cave-ins or gravity falls of ground;

•	discharges of gases and toxic substances;

•	releases of radioactivity;

•	flooding;

•	electrocution;

•	falling from height;

•	accidents related to the presence of mobile machinery, including locomotives, shaft conveyances and elevators;

•	ground and surface water pollution, including as a result of potential spillage or seepage from tailings dams;

•	sinkhole formation and ground subsidence;

•	human error; and

•	other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

Gold Fields’ South African operations may be more susceptible to certain of these risks due to mining at deep levels.

Hazards associated with Gold Fields’ open pit mining operations include:

•	flooding of the open pit;

•	extreme ambient operating temperatures;

•	collapses of the open pit walls;

•	electrocution;

•	accidents associated with the operation of large open pit mining and rock transportation equipment;

•	accidents related to the presence of other mobile machinery;

•	accidents associated with the preparation and ignition of large-scale open pit blasting operations;

•	ground and surface water pollution, including as a result of potential spillage or seepage from tailings dams;

•	production disruptions due to weather; and

•	hazards associated with heap leach processing, such as groundwater and waterway contamination.

Hazards associated with Gold Fields’ rock dump and production stockpile mining and tailings disposal include:

•	accidents associated with operating a rock dump and production stockpile and rock transportation equipment;

•	production disruptions due to weather;

•	sinkhole formation and ground subsidence;

•	collapses of rock dumps or tailings dams; and

•	ground and surface water pollution, on and off site.

Gold Fields is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay or halt production, increase production costs and result in liability for Gold Fields.

Gold Fields may also be subject to actions by labor groups or other interested parties who object to perceived or actual conditions and policies at the mines or to the perceived or actual environmental impact of the mines. These actions may delay or halt production, increase production costs, result in liability for the Group or may create negative publicity related to Gold Fields.

Ageing infrastructure may cause breakdowns and unplanned stoppages, which may result in production delays, increased costs and industrial accidents.

Deep level gold mining shafts and processing plants are usually designed with a lifespan of 25 to 30 years. Vertical shafts consist of large quantities of infrastructure steelwork for guiding conveyances and services such as high and low tension electric cables, air and water pipe columns. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance.

Once a shaft or a processing plant has reached the end of its intended lifespan, more than normal maintenance and care is required to maintain it. Some of Gold Fields’ South African operating shafts and Gold Fields’ processing plants are more than 30 years old. Although Gold Fields has a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on the company’s results of operations and financial position.

If Gold Fields experiences losses of senior management or is unable to hire and retain sufficient technically skilled employees, its business may be materially adversely affected.

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. There can be no certainty that the services of its senior management will continue to be available to Gold Fields. Any senior management departures could adversely affect Gold Fields’ efficiency, control over operations and results of operations.

During fiscal 2009, Gold Fields restructured its operations into four regions: South Africa, West Africa, South America and Australasia. See “Information on the Company—Strategy—Regional Delivery Model”. An important element of this restructuring was bolstering the technical skills base of each of the four regional management teams to provide additional resources and to provide for succession planning. The mining industry, including Gold Fields, continues to experience a global shortage of technically skilled employees. Gold Fields may be unable to hire or retain appropriate technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel, or if there are not sufficient succession plans in place, Gold Fields may not achieve the intended benefits of its regional restructuring, which could have a material adverse effect on its business, results of operations and financial position.

Because gold is generally sold in U.S. dollars, while most of Gold Fields’ production costs are in Rand, Australian dollars and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by an appreciation in the value of these non-U.S. dollar currencies.

Gold is sold throughout the world principally in U.S. dollars, but Gold Fields’ costs of production are incurred principally in Rand, Australian dollars and other non-U.S. dollar currencies. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ operating results and financial condition.

Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.

Approximately half of Gold Fields’ production is in South Africa. Gold Fields also has significant operations in Ghana, Australia and Peru. As a result, changes or instability to the economic, political or social environment in South Africa or in any of these other countries or in neighboring countries could affect an investment in Gold Fields.

In particular, continued or increased inflation in any of the countries where it operates could increase the prices Gold Fields pays for products and services, including wages for its employees and power costs, which if not offset by increased gold prices or currency devaluations could have a material adverse effect on Gold Fields’ financial condition and results of operations.

In recent years, governments (local and national), communities, non-governmental organizations and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. These trends are evident in the cost of electricity and other levies imposed by governments in many of the countries in which Gold Fields operates. In South Africa, the African National Congress, or the ANC, is considering a report which, among other things, proposes greater state intervention in the mining industry, including the imposition of new taxes and increasing the state’s holdings in mining companies. Moreover, the Ghanaian parliament passed a bill that, effective March 9, 2012, increases taxes on mining companies in order to benefit from the movement in gold prices. These changes included introducing a separate tax category for companies engaged in mining which would raise the applicable corporate tax rate from 25% to 35% as well as introducing a much less favorable capital allowance regime, which may affect Gold Fields’ future capital expenditure decisions. Further, a draft bill is being prepared proposing a windfall tax on mining activities but it has not yet been released for consent. The impositions of additional operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Further, the South African government has implemented laws aimed at alleviating and redressing the disadvantages suffered by citizens under previous governments. In the future, the South African government may implement new laws and policies, which in turn may have a material adverse impact on Gold Fields’ operations and financial results.

In recent years, South Africa has continued to experience high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Gold Fields may have difficulties attracting and retaining qualified employees.

Numerous public statements have been made about the nationalization of South African mines. While the official policy of the South African government is not to nationalize mines, these comments and any other potential threats of nationalization may negatively affect investors’ perceptions of South Africa. The ANC set up a committee to investigate greater intervention in the minerals sector. A research report from this committee was recently reviewed at the National Executive Committee of the ANC. The report recommends against full scale nationalization in favor of, among other things, the revision of the existing royalty and tax regimes and will be discussed at the next national policy conference of the ANC to be held in June 2012.

There has been regional political and economic instability in certain of the countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Gold Fields’ ability to manage and operate its South African operations.

In addition, there has also been local opposition to mine development projects in Peru. The Group’s operations and other mining operations in Peru have been the subject of local protests in the past, including the illegal blockades of access roads. Such blockades are normally accompanied by demands for increased employment from local communities and increased use of local contractors. In addition, Gold Fields’ Cerro

Corona mine is near the planned Newmont-Buenaventura Conga Project which was the subject of local protests. While production at Cerro Corona has not been affected by this opposition, Cerro Corona, along with other mining operations, may be affected by protests or heightened restrictions on mining activities in the future. Cerro Corona shares the same public road as the Conga Project. There have also been protests against the Gold Fields Chucapaca project in Peru. If Gold Fields experiences further opposition in connection with its operations in Peru, or if protests aimed at other mining operations affect operations at Cerro Corona, it could have a material adverse effect on Gold Fields’ financial condition and results of operations.

Regional and national elections took place in Peru in late 2010 and early 2011 respectively. President Humala took office in late July 2011. Based on the appointments made in key governmental positions and public declarations, management does not expect major changes to Peruvian government policy, other than increased attention given to social inclusion programs. However, as announced during President Humala’s campaign, a new special tax regime for mining companies was established in 2011, increasing the tax burden on mining companies. In addition, a new consultation law has been enacted, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights. It is not yet certain what, if any, other political or economic impact the policies of the new administration will have on Peru generally, or on Gold Fields specifically.

Power cost increases may adversely affect Gold Fields’ results of operations.

In South Africa, Gold Fields’ mining operations depend upon electrical power generated by the State utility, Eskom. Eskom holds a monopoly on power supply in the South African market. Eskom applied to the National Energy Regulator of South Africa, or NERSA, for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. However, in March 2012, Eskom announced that as of April 1, 2012, the tariff increase will be 16%. Gold Fields expects further significant additional increases during the next several years as Eskom embarks on an electricity generation capacity expansion program. Should Gold Fields experience further power tariff increases, its results of operations may be adversely impacted. In fiscal 2011, power costs made up 14% of the cost of production at the South African operations. See “Information on the Company—Gold Fields’ Mining Operations—KDC Operation—Mining”.

Both Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Goldfields Limited, or Abosso, have agreed on new tariffs with their respective power suppliers (the state electricity supplier, the Volta River Authority, or VRA, supplies power to Gold Fields Ghana and the Electricity Company of Ghana, or ECG, provides power to Abosso), representing approximately a 54% increase over the previous year. In fiscal 2011, Gold Fields paid $0.157 per kilowatt hour. In the first half of calendar 2010, Gold Fields paid $0.099 per kilowatt hour, while in the second half of calendar 2010, it paid $0.131 per kilowatt hour. Until gas supply to the generating units in Ghana is assured, energy prices will correlate with the crude oil price. In this regard, it is expected that the next tariff review will result in an increase in the tariff. The VRA has provided a revised “Power Sales and Purchase Agreement between VRA and Gold Fields Ghana” which is expected to be concluded in April 2012. VRA tariffs for the period from January 2011 to December 2011 have been concluded. A tariff has been agreed with the ECG covering the period June 1, 2010 to May 31, 2011. Tariff rates for June 2011 to May 2012 are being negotiated. Any increase in the electricity price could have a material adverse effect on the Group’s business and operating results.

Further, Gold Fields’ contract for the supply of electricity to its Australian operations is due to expire in 2014. Any replacement of this supply may entail a significant increase in costs due to the volatile Western Australian gas market. Any such increase in costs could have a material adverse impact on the Group’s business and operating results.

Power stoppages, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.

In 2008, South Africa experienced disruptions in electrical power supply and these disruptions impacted Gold Fields’ operations. The Department of Energy is in the process of developing a power conservation program, including rules regarding baseline adjustments and load growth. However, there can be no assurance that this conservation program will ensure that there is sufficient electricity available for Gold Fields to run its South African operations at full capacity or at all.

Although the VRA has not imposed any power cuts in Ghana since August 2006, frequent power interruptions have occurred. The national utility remains reliant on hydropower for approximately 50% of its generation and there can be no assurance that there will not be new disruptions to the electricity supply in the future. Should Gold Fields experience power outages, fluctuations or usage constraints at any of its operations, then its business and results of operations may be materially adversely impacted.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Gold Fields’ operations and profits.

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

Gold Fields has an insurance program, however it may become subject to liability for pollution, occupational illnesses or other hazards against which it has not insured, cannot insure or has insufficiently insured, including those in respect of past mining activities. Gold Fields’ existing property and liability insurance contains exclusions and limitations on coverage. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against Gold Fields, including, but not limited to, claims for environmental or industrial accidents, occupational illnesses or pollution.

Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area, or the CMA. Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls enforced by the South African Reserve Bank, or SARB. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted.

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

In some circumstances, potential acquisitions of shares in or assets of South African companies by non-South African resident purchasers are subject to review by the SARB pursuant to South African exchange control regulations. As a result, the Treasury may refuse to approve any proposed acquisitions of Gold Fields or its South African assets in the future. As a result, Gold Fields’ management may be limited in its ability to consider strategic options and Gold Fields’ shareholders may not be able to realize the premium over the current trading price of Gold Fields’ ordinary shares which they might otherwise receive upon such an acquisition. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Exchange Controls”.

Gold Fields’ operations and profits may be adversely affected by union activity and new and existing labor laws.

There has been an increase in union activity in many of the countries in which Gold Fields operates, including South Africa and, in recent years, there have been new labor laws introduced or amendments to existing labor laws that impose additional obligations on Gold Fields or grant additional rights to workers.

Greater union activity has resulted in more frequent industrial action and has impacted labor negotiations. A number of unions in various industries have threatened to or have recently gone on strike in South Africa, causing work stoppages and production losses. Negotiations with the South African mining unions in 2011 resulted in above-inflation wage increases between 8.0% to 10.0%, depending upon the category of employee. This is a two year wage agreement. Other South African mining industry participants are undergoing negotiations with labor unions and the results of these negotiations may have an effect on future negotiations by Gold Fields. Wages and related labor costs accounted for 43% of Gold Fields’ total cost of sales in South Africa in fiscal 2011. The unions representing Gold Fields employees have indicated that they may continue to take industrial action to protest a variety of issues, including the issues raised during the strike at South Deep in fiscal 2010 relating to the relationship between the union’s and management, greater union involvement in human resource and other management decision-making processes at the mine (which issues, amongst others, remain unresolved). For example, the unions representing gold mining workers in South Africa went on strike starting from July 28, 2011 until August 2, 2011 over wage negotiations. Gold Fields is currently in discussions with its unions at South Deep regarding a number of operational and employee matters and is endeavouring to seek agreement on the unresolved issues.

Gold Fields’ operations in Peru and Ghana have recently been and may in the future be impacted by increased union activities. For example, the operational employees at Cerro Corona formed a labor union and negotiated a five-year collective bargaining agreement with Gold Fields. In Ghana, Gold Fields entered into a three year wage agreement with the labor unions in October 2010, but there can be no guarantee that the labor unions will not undertake strikes and “go slow” actions against the Group’s operations or other mining companies.

In the event that Gold Fields experiences work stoppages, delays, sabotage, go-slow actions, lower productivity levels than envisaged or any other industrial relations related interruptions at any of its operations or increased employment-related costs due to union or employee activity, these may have a material adverse effect on its business, production levels, production targets, results of operations, financial condition and reputation.

Gold Fields may also be affected by certain labor laws that impose obligations regarding worker rights. For example, laws in South Africa impose monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies, while Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In addition, the Australian federal government has recently introduced a new industrial relations system that includes “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution. Existing labor laws and any new or amended labor laws may increase Gold Fields’ labor costs and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

If Gold Fields is unable to implement cost cutting measures or increase production levels to offset any increases in labor costs or production losses, these costs and losses could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields may suffer adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.

A portion of Gold Fields’ operations in Australia and Peru are currently conducted by outside contractors. As a result, Gold Fields’ operations at those sites are subject to a number of risks, some of which are outside Gold Fields’ control, including:

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

In Australia, the Australian Clean Energy Act 2011 (Cth) and associated legislation establishing a national carbon pricing scheme, or Scheme, passed into law in November 2011. Under the Scheme, entities that have operational control over facilities (i.e. activities) that emit more than 25,000 tons CO2-e per annum in greenhouse gas emissions covered by the Scheme, will be directly regulated and will be required to acquire and surrender carbon units to cover those emissions.

The Scheme will operate in two phases: a fixed price phase commencing July 1, 2012, followed by a floating price phase commencing on July 1, 2015. Members of Gold Fields’ Australian group are likely to be indirectly affected by the Scheme. While emissions from the Australian operations are unlikely to be directly regulated, the price of diesel fuel paid by Gold Fields’ operations is likely to rise due to changes in fuel subsidy levels. Gold Fields expects this to introduce additional costs of between A$6 and A$8 million (U.S.$6 and U.S.$8 million) a year at current levels of fuel consumption. See “Information on the Company—Environmental and Regulatory Matters—Australia—Environmental”.

The South African government is considering the introduction of a carbon tax in 2013 to reduce greenhouse gas emissions. The proposed carbon tax is Rand 120 per ton CO2-e, however, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until 2020. The net carbon tax will therefore only be R48 per ton. The R48 per ton will be escalated by 10% per annum until 2020. The 60% discount will be scaled back gradually from 2020 until 2025 and may be replaced by absolute emissions thresholds thereafter. If the proposed carbon tax had been in effect in fiscal 2011, management estimates this would have introduced an additional cost of R223 million (after taking the 60% discount into consideration). A revised policy paper which discusses the proposed carbon tax and the possibility of introducing a trading scheme for greenhouse gases is expected to be released by the South African government for public comment later this year. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental.

From a medium- and long-term perspective, Gold Fields is likely to see an increase in costs relating to its energy-intensive assets and assets that emit significant amounts of greenhouse gases as a result of regulatory initiatives in countries in which it operates. These regulatory initiatives will be either voluntary or mandatory and may impact Gold Fields’ operations directly or by affecting its suppliers or customers. These costs may include, among other things, emission measurement and reduction, audit processes and human resource costs. Non-compliance with statutory initiatives may result in monetary liabilities. Insurance premiums may increase and the Company’s position relative to industry competitors may change. Inconsistency of regulations particularly between developed and developing countries may affect Gold Fields’ decision to pursue opportunities in certain countries and also may affect its costs of operations. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

Furthermore, the potential physical impacts of climate change on Gold Fields’ operations are highly uncertain and may differ across geographies. They may include changes in rainfall patterns and intensities, water shortages, extreme weather conditions and changing temperatures. Flooding could disrupt mining, processing and transportation, and result in increased health and safety risks. Reduced rainfall could result in electricity supply shortages in certain countries where Gold Fields operates and extreme weather conditions may negatively impact Gold Fields’ workforce. These effects may adversely impact the cost, production and financial performance of Gold Fields’ operations.

Theft of gold and copper as well as illegal mining occur on Gold Fields’ properties, are difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.

A number of Gold Fields’ properties have experienced illegal mining activities and theft of gold bearing materials and copper (which may be by employees or third parties). The activities of the illegal miners could cause pollution or other damage to Gold Fields’ properties, including underground fires, or personal injury or death, for which Gold Fields could potentially be held responsible. An increase in illegal mining activities could result in depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits, particularly in Ghana. An increase in the theft of gold and copper may reduce the amount of these metals that Gold Fields is able to recover from its operations. Rising gold and copper prices may increase the likelihood of such thefts occurring. Illegal mining and theft could also result in lost gold reserves, mine stoppages, and have a material adverse effect on Gold Fields’ financial condition or results of operations.

HIV/AIDS and tuberculosis pose risks to Gold Fields in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Management has recently estimated that approximately 18%

of Gold Fields’ workforce in South Africa is infected with HIV. Increasingly, Gold Fields is seeing an adverse impact of HIV/AIDS on its affected employees similar to that experienced by other companies in the South African mining sector, evidenced by increased absenteeism and reduced productivity. Compounding this is the concomitant infections with tuberculosis that can accompany HIV illness, particularly the end stages, and causes additional healthcare-related costs. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. Exposure of HIV-positive individuals to silica dust can significantly increase the risk of contracting tuberculosis, HIV/AIDS remains an important focus for Gold Fields and Gold Fields will continue its extensive intervention campaigns. However, the potential impact of HIV/AIDS on Gold Fields’ South African operations and financial condition is large. Factors influencing the impact of HIV/AIDS include the incidence of HIV infection among Gold Fields’ employees and the surrounding community, the impact on employees’ productivity, treatment costs and other costs. Most of these factors are beyond Gold Fields’ control. See “Directors, Senior Management and Employees—Employees—Health and Safety—Health—HIV/AIDS Program”.

Gold Fields’ operations in South Africa are subject to environmental and health and safety regulations, which could impose significant costs and burdens and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Gold Fields’ South African operations are subject to various environmental laws and regulations including, for example, those relating to waste treatment and disposal, emissions and water management, and must comply with permits or standards governing, among other things, tailings dams and waste disposal areas, water consumption, air emissions, water discharges, and naturally occurring radioactive material. Gold Fields may in the future incur significant costs to comply with the South African environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Gold Fields may also be subject to litigation and other costs as a result of environmental rights granted to individuals under South Africa’s Constitution or other sources of environmental rights. These costs could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental”. Additionally, the proliferation of social media and other internet technologies may contribute to negative publicity relating to any actual or perceived environmental, labor or other issues at Gold Fields’ operations.

Gold Fields’ South African operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Under these health and safety laws and regulations, the Group may also be subject to prosecution for industrial accidents as well as significant penalties and fines for non-compliance. Further, certain targets were set by the Mine Health and Safety Council, a body consisting of representatives from the government, mining companies and unions, for the reduction of accidents, noise and silicosis to be achieved by 2013. If a mine fails to achieve these targets, the Mine Health and Safety Inspectorate, or the MHSI, could potentially order that operations be halted due to overexposure of employees to unsafe or unhealthy working conditions.

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. The Occupational Diseases in Mines and Works Act 78 of 1973, or ODMWA, governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class action or similar group action. If Gold Fields were threatened with or faced a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

A number of accidents, many of which resulted in fatalities, have recently occurred at various mining operations in South Africa, including at some of Gold Fields’ operations. There can be no assurance that the unions will not take industrial action in response to such accidents which could lead to losses in Gold Fields’ production. The DMR can and does issue instructions following safety incidents or accidents to partially or completely halt operations at affected mines. Moreover, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. Any additional stoppages in production, or increased costs, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. In April 2009, the Mine Health and Safety Amendment Bill became law. As a result, Gold Fields is now subject to more stringent regulations regarding mine health and safety and may be subject to an increased risk of prosecution for industrial accidents as well as greater penalties and fines for non-compliance. Further, any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

Gold Fields’ operations in South Africa are subject to water use licenses, which could impose significant costs and burdens.

Under South African law, Gold Fields’ South African operations are subject to water use licenses that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The Kloof operation (now part of the KDC mine) was issued a water use license in December 2008 that expired in December 2011. The Group applied for renewal of, and amendments to, this license. Pending approval of the Kloof water use license, Gold Fields has obtained a regulatory directive from the Department of Water Affairs, or the DWA, that permits the continuation of water uses at its Kloof operations while its application is being processed. Historically, Gold Fields has been in compliance with the license granted to the Kloof operation in 2008. However, since February 2011, the water discharged from one of the shafts of the KDC mine covered by the Kloof license has exceeded the discharge parameters specified by the license. Gold Fields has informed the DWA and has investigated the cause of the increased discharge. One of the findings of the investigation was that the increased discharge was most likely due to external variables beyond the control of Gold Fields. Based on this information, the directive described above included an increase to the discharge limit. However, there can be no assurance that the Kloof operation will be granted a license or that it will be granted a license that includes this increased discharge limit. The Driefontein operation (now part of the KDC mine) was issued a water use license in October 2010. However, due to certain discrepancies in the information in the water use license, Gold Fields is in discussions with the DWA to rectify and revise the license. In addition, once this process is complete, Gold Fields intends to apply for an amendment to the Driefontein water use license to add certain water uses not previously required. Gold Fields believes that it is discharging water within the parameters of the Driefontein license but there can be no assurance that a revised license will be issued or that the DWA will not determine that Gold Fields is not in compliance with its requirements. While there was a delay in processing the water license application at South Deep, Gold Fields was issued a new water use license for South Deep in December 2011. The DWA advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorized and it need not apply for a new license. However, Beatrix has nevertheless submitted a water use license application, which is currently being processed.

Gold Fields has identified a risk of potential long-term acid mine drainage, or AMD, issues which are currently experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Gold Fields has commissioned several technical studies to identify the steps required to prevent AMD at its facilities but none of these studies have allowed Gold Fields to generate a reliable estimate of the potential impact of AMD on the Company. If Gold Fields were to experience any AMD issues, it could cause Gold Fields to not be in compliance with its water use license requirements and could expose Gold Fields to potential liabilities.

Gold Fields is reviewing and investigating a water treatment strategy that will, if successfully implemented, position Gold Fields favorably to satisfy conditions of new water use licenses across its South African operations, while also preventing potential AMD issues. However, there can be no assurance that Gold Fields will be in compliance with its licensing agreements within the required timeframe due primarily to the associated regulatory approval processes and commercial agreements that are required for the water treatment strategy. Gold Fields expects to incur significant expenditure to achieve and maintain compliance with the license requirements at each of its South African operations. Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of these licenses with respect to any of its operations could result in Gold Fields being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use license, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ mineral rights in South Africa are subject to legislation, which could impose significant costs and burdens.

The Mineral and Petroleum Resources Development Act No. 28 of 2002, or the MPRDA, came into effect on May 1, 2004, together with the implementation of a broad-based socio-economic empowerment charter, or the Mining Charter, for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. Among other things, the Mining Charter required (i) each mining company to achieve a 15% HDSA ownership of mining assets within five years of the Mining Charter coming into effect and a 26% HDSA ownership of mining assets within 10 years of the Mining Charter coming into effect, (ii) the mining industry as a whole to agree to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years and (iii) mining companies to spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years.

Following a review and as anticipated, the DMR released the Amended Mining Charter on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 was retained. Amendments to the Mining Charter in the Amended Mining Charter include, inter alia, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies towards the socio-economic development of South African communities into a social development fund from 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor. (i) to (vi) must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the

Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.

In accordance with the MPRDA, the DMR on April 29, 2009 published a Code of Good Practice for the Minerals Industry and the Housing and Living Condition Standard for the Mining Industry, or the Code, relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged in the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code. It is anticipated that the contents of the Code will ultimately be amended to be made consistent with the Amended Mining Charter. Details of when this will happen and the contents of the final Code are currently uncertain. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The MPRDA”.

The acquisition by Mvelaphanda Resources Limited, or Mvela Resources, of a 15% beneficial interest in GFI Mining South Africa (Proprietary) Limited, or GFIMSA, for a cash consideration of Rand 4,139 million was effected in March 2009 to meet the requirement for a 15% HDSA ownership within five years of the Mining Charter coming into effect. See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction”. During the six month period ended December 31, 2010, Gold Fields completed three further empowerment transactions which ensured Gold Fields’ compliance with the 2014 Black Economic Empowerment, or BEE, equity ownership targets. These transactions included an Employee Share Option Plan, or ESOP, housed through the Thusano Share Trust for 10.75% of GFIMSA (represented by 13.5 million unencumbered Gold Fields Limited shares with full voting rights); a broad-based BEE transaction for 10% of South Deep with a phased in participation over 20 years; and a broad-based BEE transaction for a further 1% of GFIMSA, excluding South Deep. The three transactions had a combined value of approximately R2.4 billion. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”.

Moreover, there is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful renewal of its existing mining rights, the retaining of new mining rights, the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favorable to Gold Fields than the terms of its current rights. Any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the Amended Mining Charter’s requirements could have a material adverse effect on the value of Gold Fields’ ordinary shares or debt and failing to comply with the Amended Mining Charter’s requirements could subject Gold Fields to negative consequences, the scope of which have not yet been fully determined. As noted, the ANC is considering a report which, among other things, proposes greater state intervention in the mining industry, including the imposition of new taxes and increasing the state’s holdings in mining companies.

Failure by the Group’s South African operations to comply with the 26% HDSA ownership requirements as set out in the MPRDA and the Amended Mining Charter amounts to breach of the MPRDA and may result in the cancellation or suspension of the company’s existing mining rights and may prevent the Group’s South African operations from obtaining any new mining rights.

The Broad-Based Black Economic Empowerment Act, 2003, or the BBBEE Act, established a national policy on broad-based black economic empowerment with the objective of increasing the participation of black South Africans in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue Codes of Good Practice, or Codes, with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and Codes provided for thereunder. In December 2011, the Minister of Trade and Industry, published for public comment by the 9th of February 2012 a draft BBBEE Amendment bill, which has the effect of expanding and strengthening the black economic empowerment provisions of the BBBEE Act. It was expected that the draft bill would have clarified the extent, if any, of the application of the BBBEE Act to the mining industry, but such clarification has not been provided for in the draft bill. While it is anticipated that the draft bill will undergo various amendments before it becomes law, it should be appreciated that a risk exists that the companies in the mining industry may become subject to another layer of black economic empowerment regulation.

Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of existing laws, or the imposition of new laws, which may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ operations in Ghana are subject to environmental and health and safety laws and regulations, which could impose significant costs and burdens.

Gold Fields’ Ghana operations are subject to various environmental laws and regulations. The Ghanaian environmental protection laws require, among other things, that Gold Fields register with the Ghanaian environmental authorities, and obtain environmental permits and certificates for the Ghana operations, as well as to rehabilitate land disturbed by mining operations. Gold Fields is required to secure estimated environmental rehabilitation costs in part by posting a reclamation bond. Gold Fields Ghana is required to post a reclamation bond and deposit a cash amount sufficient to cover 50% of the estimated rehabilitation costs. While there are indications that the regulator may demand the posting of a bond covering a greater percentage of the estimated rehabilitation costs during future negotiations and is also trying to establish a standard for calculating rehabilitation cost across all mines, there have been no changes requested. Changes in the required method of calculation for these bonds or an unforeseen circumstance that produces unexpected costs may materially and adversely affect Gold Fields’ future environmental expenditures. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Environmental”.

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

The Minerals and Mining Act repealed the Minerals and Mining Law, 1986 (PNDCL 153), as amended, or the Minerals and Mining Law, although, as regards existing mineral rights, the Minerals and Mining Law continues to apply to Gold Fields Ghana and Abosso Goldfields Limited, or Abosso, unless the Minister responsible for mines provides otherwise by legislative instrument. Under the Minerals and Mining Law, mining companies must pay royalties of 5% of the total revenue earned from minerals. Companies must also pay corporate taxes and the government has a right to obtain a 10% free-carried interest in mining leases.

Moreover, the Ghanaian parliament has passed a bill that, effective March 9, 2012 increases taxes on mining companies in order to benefit from the movement in gold prices. These changes included introducing a separate tax category for companies engaged in mining which would raise the applicable corporate tax rate from 25% to 35% as well as introducing a much less favorable capital allowance regime, which may affect Gold Fields’ future capital expenditure decisions. Further, a draft bill is being prepared proposing a windfall tax on mining activities but it has not yet been released for comment.

If new amendments or provisions are passed under the Minerals and Mining Act or new laws are passed which impose significant new costs or burdens on Gold Fields’ abilities to mine in Ghana or to obtain new mining leases for properties on which deposits are identified, this could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

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

Aboriginal heritage sites relate to distinct areas of land that have either ongoing ethnographic, archaeological or historic significance. Aboriginal heritage sites have been identified with respect to portions of some of Gold Fields’ Australian mining tenements. Additional Aboriginal heritage sites may be identified on the same or additional tenements. Gold Fields may, in the future, incur significant costs as a result of changes in the interpretation of, or new laws regarding, native title and Aboriginal heritage, which may have a material adverse affect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Australia—Land Claims”.

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

Under Peru’s current regulatory regime, mining concessions for the exploration and exploitation of minerals have an indefinite term, subject to compliance by the titleholder with the obligations set forth by the General Mining Act (Ley General de Minería), or the LGM. Compliance with such obligations is required to maintain the mining concessions in good standing. Among such obligations are the payment of an Annual Concession Fee (equivalent to U.S.$3.00 per hectare) and compliance with a minimum annual production target. Gold Fields’ processing concession at Cerro Corona also has an indefinite term, subject to compliance with the obligations established by the LGM. Payment of an Annual Concession Fee (calculated on the production capacity of the processing plant) is also required to maintain the processing concession in good standing.

If the INGEMMET or the MEM revoke or cancel any of Gold Fields’ concessions, Gold Fields’ financial condition and results of operations could be adversely affected. See “Information on the Company—Environmental and Regulatory Matters—Peru—Concessions”.

In addition to general taxation, mining companies in Peru are subject to a royalty and a special tax regime established in September 2011. Any additional mining royalties, taxes, charges or payments could have an adverse effect on Gold Fields’ results of operations or financial condition. See “Information on the Company—Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges” and “Operating and Financial Review and Prospects—Costs—Income and Mining Taxes—Peru”.

Gold Fields’ operations in Peru are subject to environmental laws, health and safety laws, labor laws and other regulations, which could impose significant costs and burdens.

Gold Fields’ exploration, mining and milling activities in Cerro Corona are subject to a number of Peruvian laws and regulations, including environmental and health and safety laws and regulations. All mines, including Cerro Corona, must obtain environmental permits from the government and have an Environmental Impact Assessment approved. Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health. Moreover, recent legislation requires the government to consult with indigenous or tribal communities on legislative or administrative measures that may directly affect their collective rights.

Gold Fields may in the future incur significant costs to comply with Peruvian environmental and health and safety requirements imposed under existing or new legislation, regulations or permit requirements. For example, as part of Cerro Corona’s mine closure plan review, Gold Fields recently concluded a set of studies that were required by the MEM to analyze post-closure water treatment requirements. The conclusion of these studies was that Cerro Corona will require post-closure water treatment, which represents a change with respect to Cerro Corona’s previous closure plan. Gold Fields is in the process of conferring with the MEM regarding its post-closure plans and cannot provide a precise estimate of the cost impact of these water treatment requirements at this stage. While the cost of these water treatment requirements is not expected to be material, future costs of compliance could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

There can be no assurance that current environmental laws, health and safety laws, labor laws and other regulations that may have an impact on Gold Fields’ operations will not be replaced or modified in the future, or that Gold Fields will not become subject to new more stringent regulations, which could impose significant costs and burdens on its operations. For instance, the development of more stringent environmental protection programs in Peru could impose constraints and additional costs on Gold Fields’ operations in Peru. Likewise, existing or new health and safety laws and regulations could cause health and safety authorities to require Gold Fields to shut down all or a portion of the mine or to implement costly compliance measures. Further, changes to existing or new labor laws could raise benefit requirements or strengthen unions. Any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Peru—Environmental”.

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

Gold Fields relies on information technology and communications systems, the failure of which could significantly impact its operations and business

Gold Fields relies on its information technology and communications systems, in particular its SAP, payroll and time and attendance applications. Gold Fields’ information technology and communications systems could be exposed to, among other things, damage or interruption from telecommunications failure, unauthorized entry and malicious computer code, fire, natural disaster, power loss, industrial action and human error. While Gold Fields has offsite backup systems in place, the occurrence of any of the above may also disrupt Gold Fields’ information technology and communications systems and may lead to important data (including the geophysical and geological data) being irretrievably lost or damaged. Such damage or interruption may adversely affect Gold Fields’ business, prospects and results of operations.

Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Gold Fields.

Securities laws of certain jurisdictions may restrict Gold Fields’ ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Gold Fields. In particular, holders of Gold Fields securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of Gold Fields unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder.

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

Gold Fields is incorporated in South Africa. All of Gold Fields’ directors and executive officers (as well as Gold Fields’ independent registered public accounting firm) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Gold Fields are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Gold Fields a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

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

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an original action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

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

Gold Fields may not pay dividends or make similar payments to its shareholders in the future and any dividend payment may be subject to withholding tax.

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008, or the Companies Act, and Gold Fields’ Memorandum of Incorporation. Given these factors (including the capital and investment needs of the business) and the Board of Directors’ discretion to declare a dividend (including the amount and timing thereof) cash dividends or other similar payments may not be paid in the future. It should be noted that a 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders is expected to be introduced with effect from January 1, 2012. See “Additional Information—Taxation—Certain South African Tax Considerations—Withholding Tax on Dividends”.

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

As of December 31, 2011, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 723,735,186 ordinary shares were issued, listed and outstanding. Gold Fields currently has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 35,309,563 ordinary shares. As of December 31, 2011, 12,752,380 shares are allocated and outstanding under these plans.

Gold Fields’ employees and directors had outstanding, as of December 31, 2011, options to purchase a total of 311,225 ordinary shares at exercise prices of between Rand 60.40 and Rand 140.66 that expire between January 3, 2012 and August 18, 2013. Such expiry dates may be extended due to unscheduled closed periods during which certain Gold Fields employees and directors may be prohibited from exercising options. Gold Fields had outstanding, as of December 31, 2011, 5,030,143 share appreciation rights at strike prices of between Rand 69.48 and Rand 136.29, which expire between March 24, 2012 and December 1, 2017, and 7,369,112 performance vesting restricted shares due to be settled between March 1, 2012 and September 1, 2013. As of the same date, Gold Fields had outstanding, 41,900 restricted shares due to be settled in November 2012 under The Gold Fields Limited 2005 Non-Executive Share Plan. Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of these rights and any additional rights. See “Directors, Senior Management and Employees—The GF Management Incentive Scheme,” “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan,” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan”.

ITEM 4: INFORMATION ON THE COMPANY

Introduction

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is primarily involved in underground and surface gold and copper mining and related activities, including exploration, extraction, processing and smelting. Gold Fields also has an interest in a platinum group metal (and associated by-product metals) exploration project in Finland. Gold Fields is one of the largest gold producers in the world, based on annual production.

Approximately half of Gold Fields’ operations, based on gold production, are located in South Africa. Its South African operations are KDC, Beatrix and South Deep. Gold Fields also owns the St. Ives and Agnew gold mining operations in Australia and has a 90.0% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns a 98.5% economic interest in the Cerro Corona mine, which started producing in the first quarter of fiscal 2009. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of December 31, 2011, Gold Fields had attributable proven and probable reserves of approximately 80.6 million ounces, including copper expressed as gold equivalent ounces, as compared to the 76.7 million ounces (including copper) reported as of December 31, 2010. See “—Reserves of Gold Fields as of December 31, 2011—Methodology”.

In fiscal 2011, Gold Fields processed 59.4 million tons of ore and produced 3.70 million ounces of gold (including gold equivalent ounces). On an attributable basis, Gold Fields produced 3.49 million ounces of gold (including gold equivalent ounces).

Developments since June 30, 2010

Since the end of fiscal 2010, the following significant events have occurred:

On October 1, 2010, Gold Fields announced an international offering of 10 year, U.S.$1 billion bonds consisting of 4.875% bonds due in 2020. The offering closed on October 7, 2010. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—$1 Billion Note Issue”.

On November 4, 2010, as a part of the BPR, Gold Fields announced the restructuring of the South Africa Region, and specifically the Driefontein and Kloof mines. The South Africa Region has been reorganized into three operations—a combined Driefontein/Kloof, or KDC; Beatrix; and South Deep. The Kloof and Driefontein executive offices and the regional office have been combined into a new management team, whose primary role is to service KDC, but which also has governance oversight across the South Africa Region. The team is based in Libanon and the Regional Office at Constantia was closed in December 2010. A Strategic Management Office has been established to implement the restructuring and to identify future areas for value. Progress in terms of this project will be reported each quarter under the cost and revenue optimization initiatives for the South Africa region.

On March 22, 2011, Gold Fields Corona (BVI) Limited, a wholly owned subsidiary of Gold Fields made a voluntary purchase offer to acquire the outstanding common voting shares and investment shares of Gold Fields La Cima S.A.A., or La Cima, that were not already owned. The offer closed on April 15, 2011. With the closing of the offer and with further purchases of shares after that date, Gold Fields’ effective economic shareholding in La Cima increased to 98.5% from 80.7% for a total cash consideration of U.S.$382 million. La Cima holds the Cerro Corona mine in Peru.

On June 22, 2011, Gold Fields acquired the 18.9% minority stake of IAMGold Corporation, or IAMGold, in the Tarkwa and Damang gold mines in Ghana, for a cash consideration of U.S.$667 million, increasing Gold Fields’ interest in each of the Tarkwa and Damang gold mines from 71.1% to 90.0%, the remaining 10.0% interest being held by the government of Ghana.

On January 24, 2012, Gold Fields entered into a Memorandum of Understanding with Gold One International Limited, or Gold One, to investigate the viability of concurrently retreating their combined surface tailings deposits. The deposits are located in the West Rand region of the Witwatersrand Basin in South Africa. Gold Fields and Gold One currently operate mines in the West Rand region and will consider creating a joint venture consisting of surface assets for retreatment. The included assets are expected to exceed 700 million tons, representing over 60% of the region’s total tailings material. The parties intend to complete a detailed scoping study by the middle of 2012 and use the results of that study to determine whether to progress to a feasibility study. If the joint venture proceeds, the parties plan to concurrently reprocess their combined tailings to recover residual gold, uranium and sulphur.

On March 22, 2012, Gold Fields exercised its 40% option in the gold-copper Far Southeast Project, or FSE, in the Philippines after making a $110-million payment. On September 20, 2010 Gold Fields entered into two option agreements with Lepanto Consolidated Mining Company, or Lepanto, the 60% owner of FSE, and Liberty Express Assets, or Liberty, the 40% owner of FSE, granting Gold Fields an option to acquire a 60% interest in FSE for a total consideration of $340-million.

After paying option fees of $10.0 million and making two down-payments of $44 million and $66 million in September 2010 and September 2011 respectively, Gold Fields brought forward half of the remaining $220 million payment to acquire Liberty’s 40% interest in FSE. Gold Fields continues to hold its option to acquire an additional 20% stake in FSE from Lepanto for a further US$110 million, which, if exercised, would increase its total interest in FSE to 60%.

The Liberty and Lepanto options were initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a Financial or Technical Assistance Agreement, or FTAA, for the project. A FTAA licence allows a foreign corporation to control a majority interest in a Philippine mining project. Notwithstanding this provision, Gold Fields has the discretion to exercise either option prior to the FTAA being granted. The FTAA application for FSE was filed in November 2011 and based on the date of the filing Gold Fields expects it could be granted in the second half of 2012. Gold Fields also expects to have a maiden resource statement for FSE and commence a pre-feasibility study later this year. See “—Growth & International Projects—International Projects—Far Southeast Scoping Study”.

In 2010, Gold Fields changed its year end from June 30 to December 31 beginning in 2011 to align with Gold Fields’ peers in the gold mining industry. Therefore, Gold Fields filed with the SEC a transition report on Form 20-F for the period from June 30, 2010 through December 31, 2010 on March 31, 2011.

Gold Fields is a public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700.

Organizational Structure

Gold Fields is a holding company with its significant ownership interests organized as set forth below.

Group Structure(1)

Notes:
(1)	As of December 31, 2011, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields Limited.
(2)	See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.
(3)	Not all other subsidiaries and investments are wholly-owned.

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

These changes were developed and assimilated into a new Gold Fields franchise which describes “who we are”, “what we do”, and “how we do it”, and is comprised of:

•	a new vision statement;

•	a new set of core values;

•	a new overarching strategic growth target;

•	the three long-standing but refocused core pillars of the strategy, namely a) “Optimize Our Operations”, b) “Grow Gold Fields”, and c) “Secure Our Future”; and

•	a new regional operational delivery model.

In addition a number of short- and medium-term strategic priorities were identified and implemented, most notably the elevation of safety as the Group’s number one value and strategic priority, which is discussed in the Secure Our Future section below.

Vision Statement

During fiscal 2009, Gold Fields developed a simple yet powerful new vision for the Group:

To be the Global Leader in Sustainable Gold Mining.

The purpose was to establish a simple yet compelling new vision that all stakeholders, in particular Gold Fields’ employees around the globe, could understand and buy into, and which could serve as a common and powerful motivational force across the organization.

The vision statement, which was successfully introduced across the Group during fiscal 2010, reflects Gold Fields’ desire to be the best at what it does rather than to be the biggest; the imperative to maintain a sustainable business model with particular regard to the social, economic and environmental impacts of the Group and its operations on current and future generations of stakeholders; and the fact that Gold Fields is a focused gold mining company as opposed to a diversified precious or poly metals company.

Overarching Strategic Growth Target

The Group’s overarching strategic growth target is to increase its production from the 3.48 million attributable gold equivalent ounces achieved in fiscal 2011, to approximately five million attributable gold equivalent ounces, either in production or in development, by 2015. Towards achieving this goal, the South Africa region is expected to contribute approximately two million ounces per annum, with each of the Group’s international regions (the West Africa region, the Australasia region and the South America region) contributing approximately one million attributable gold equivalent ounces by 2015. The majority of this growth is expected to come from improvements at the current operations, described in the Optimize Our Operation section below, and from both near mine and greenfields exploration success which is described in the Grow Gold Fields section below.

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

We do what we say we will do.

Optimize Our Operations

Optimize Our Operations means bringing the Group’s attributable mineral reserves of 80.6 million gold equivalent ounces to account in a way that is safe, cost effective and environmentally responsible.

Gold Fields has eight world-class producing mines. Fundamental to the attainment of the Group’s vision and overarching strategic goal is for each one of these mines to produce to its real potential, and to maintain stability, predictability and consistency at its steady state level.

The first element of Optimize Our Operations is pursuing “Zero Harm” through the Group’s Safe Production philosophy which includes particular focus on the provision of a safe working environment and a transformation in the attitudes, behavior and accountability of its employees, which is discussed in the Secure Our Future section below.

The second element of Optimize Our Operations involves minimizing the Group’s environmental impact, including projects to minimize pollution risks, maximize energy efficiencies, manage its carbon impacts and plan for the eventual closure of mines. This is also discussed further in the Secure Our Future section below.

The third element of Optimize Our Operations relates to maximizing the operational potential of the Group’s mines, through investment in mechanization, infrastructure development, mining flexibility and ore reserve development. With attributable mineral reserves of 80.6 million gold equivalent ounces, it is essential to bring the Group’s gold equivalent ounces to account in the most cost effective way and, in doing so, to ensure longevity for each of the mines. Equally important is the need to achieve the required levels of mineral reserve development to create mining flexibility, which is a prerequisite for maintaining stability, predictability and consistency. After safety, mineral reserve development is the most important strategic priority for all of the mines in the Group.

The Group also seeks to proactively manage costs with a view to maintaining a NCE margin of at least 20% in the short-term and 25% in the medium- to long-term at each mine excluding South Deep. To this end, the Group’s Business Process Re-engineering program, or BPR, has been implemented at the KDC and Beatrix Mines in the South Africa region as well as at Tarkwa and Damang in Ghana and at St. Ives and Agnew in Australia. This has entailed a significant focus on operating costs, the rationalization of on-mine and regional overhead cost structures and a review of the mine-to-mill processes to reduce inefficiencies and improve productivity. The Group achieved NCE margin of 25% in fiscal 2011 and 15% in fiscal 2010. Although this increase was largely driven by higher gold prices, it also reflected the collective impact of Gold Fields’ wide range of cost saving initiatives. The Group believes this is a noteworthy achievement considering that the Group’s NCE margin includes the costs entailed in the construction and development of its South Deep mine.

Grow Gold Fields

Grow Gold Fields is about growing the value of the business on a per share basis. It is not purely about size, or the number of ounces produced, but more about the quality of the portfolio and the generation of real value for shareholders, on a per share basis.

In the medium-term, Gold Fields’ target is to diversify and grow into a global gold producer, with a goal of approximately one million gold equivalent ounces per annum either in production or in development in each of its West Africa, Australasia and South America regions, and approximately two million ounces either in production or in development in the South Africa region by 2015.

The growth and diversification is based on near-mine exploration, the development of the Group’s four advanced stage projects in Ghana, Finland, Peru and the Philippines as well as greenfield exploration, both within the Group’s established Australasia, South America and West Africa regions, and in highly prospective locations such as those in Canada, Chile, Argentina, the Philippines and Kyrgyzstan.

Gold Fields believes the necessary steps for achieving the Group’s strategic targets include:

•	building-up South Deep’s production to a run rate of 700,000 ounces by the end of 2015;

•	maintaining broadly stable production at the mature mines in the South Africa region (KDC and Beatrix) over the next three to five years;

•

a wide range of near mine and organic growth opportunities at the Company’s existing mines in the West Africa, Australasia, and South America regions with a view to maintaining production in those regions in line with current levels; and

•	an advancing exploration pipeline headed by four advanced stage projects that are expected to reach development decisions within the next two to three years.

Gold Fields does not pursue growth simply to add incremental ounces to its portfolio. Hence the philosophy that every incremental ounce should be better than the previous ounce in terms of NCE and, equally important, should offer shareholders growth in ounces per share and enhanced returns on a per share basis.

Despite the slogan No Mergers & Acquisitions Heroics, the Company will consider attractive investment opportunities by pursuing an opportunistic strategy on acquisitions of producing or late-stage development assets. However, the Company does believe that a continuing lack of quality gold discoveries in the industry has led to escalating competition for advanced exploration and production assets. This makes value accretive growth through mergers and acquisitions increasingly onerous and prone to dilution of existing shareholders. For this reason, Management believes that, in the current price environment, exploration success generally offers the most cost effective path to accretive and value adding growth.

The Company’s growth strategy is thus premised on creating high quality growth opportunities mainly through an aggressive focus on near mine exploration at existing assets and an equally aggressive greenfields exploration program in the regions where the Company is based and in a limited number of other highly prospective “new frontiers” around the world. To be considered by Gold Fields, generally growth projects must have the potential to meet certain target criteria (which vary depending on other strategic objectives and the quality of the project) described as “The Rule of Twos”: the potential for a minimum of 2,000,000 ounces of reserves; production rates in the range of 200,000 gold equivalent ounces per year; and a positive real internal rate of return of at least 5% for producing assets and brownfields projects, and at least 10% for greenfields projects, adjusted for project-specific and geo-political risks, at a long-term gold price of $1,500 per ounce.

Understanding non-geological aspects of prospective projects, such as social, political, environmental and commercial risks, ensuring that an appropriate risk versus reward trade-off analysis is factored into the decision is critical to the overall assessment and goes beyond a decision on the risk premium to be factored into the required return, and often goes to the root of that project decision. Gold Fields is prepared to consider projects with a higher risk profile if it believes they will offer superior returns. The focus will remain on gold and its by-product metals.

In fiscal 2012, Gold Fields plans to spend about $60 million on near mine exploration, and about $110 million on greenfields exploration (excluding the resource development projects), the latter in the three targeted international regions and in new frontier areas.

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

During fiscal 2011, Gold Fields made considerable progress on the development of its exploration pipeline. The Company has four advanced stage projects. These include the Chucapaca project in Peru, the expansion of the Damang pit in Ghana, the Arctic Platinum project in Finland and the FSE project in the Philippines. At the Chucapaca project in Peru, a feasibility study is underway with the aim to finalize the study by the second half of fiscal 2012. The Arctic Platinum Project, or APP, in Finland has progressed to a pre-feasibility consolidation study, or preliminary PFS, to review and update the previous feasibility study on this project, completed in 2005. The pilot plant metallurgical test work, which forms part of the preliminary PFS and is critical for success, was completed during the third quarter of 2011 and initial results have been positive. Additional work completed in 2011 included updating of the environmental permitting requirements for the Suhanko Project and potential extensions, and drilling of additional prospects in the immediate Suhanko North area to scope the potential for additional material for the project. Drilling, additional metallurgical testwork, and ongoing mining and project pre-feasibility studies will continue through 2012 with an aim to complete a pre-feasibility study by the end of 2012. In addition, the Company has a large number of exploration projects in earlier stages of development. The objective for fiscal 2012 is to progress all of the advanced stage projects significantly, and to get at least one more earlier stage exploration project to a scoping study stage.

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

Secure Our Future

Secure Our Future is about ensuring the long-term sustainability of the business. It encompasses safety and human resources, as well as a wide range of environmental social and economic parameters that impact on the business today and into the future. It is about acquiring and maintaining a “social license to operate” in each of the jurisdictions in which the Company operates.

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

Gold Fields continues to be an active member of the International Council on Mining and Metals, or ICMM, and is a signatory to the United Nations Global Compact. All mines in the Group, as well as the exploration division, have ISO 14001 certified environmental management systems in place and have retained their certifications during fiscal 2011.

During fiscal 2010, Gold Fields also became the first mining house to achieve full accreditation for its operations under the International Cyanide Management Code, or the Cyanide Code. The OHSAS 18001 Safety Management System is a company standard and all mines in the company are now OHSAS 18001 certified. Gold Fields’ Carbon Management Policy was approved by the Board of Directors in November 2010. All operations are also ISO 14001 compliant.

The Company has developed a Sustainable Development Framework that is closely aligned with the sustainable development principles of the ICMM and the United Nations Global Compact, and Gold Fields is a member of both groups. Gold Fields sustainability policy has been informed by the Global Reporting Initiative Sustainable Reporting Framework, which guides reporting on environmental, social and governance issues by companies that subscribe to it. The Sustainable Development Framework consists of a Sustainability Policy, with subsidiary policies, strategies and practice guides in each of the following eight pillars of sustainable development, namely: occupational health and safety; human rights; ethics and corporate governance; risk management, environment; material stewardship and supply chain management, community and indigenous people and stakeholder management.

Safety

Gold Fields’ health and safety philosophy is premised on our most important value and the overarching moral imperative that “if we cannot mine safely, we will not mine”. This gives rise to the objective of striving towards a “zero harm” working environment for all its people. During fiscal 2011, 19 employees in South Africa lost their lives compared to 18 during fiscal 2010. In the six months ended December 31, 2010, 12 employees in South Africa lost their lives. Outside South Africa, there was one fatality during fiscal 2011, no fatalities during fiscal 2010 and one fatality during the six month period ended December 31, 2010. The fatal injury frequency rate for the Group showed a 9% deterioration, from 0.11 per million man hours worked in fiscal 2010 to 0.12 per million man hours worked in fiscal 2011. On a calendar year basis, the lost time injury frequency rate showed a 7% deterioration, from 4.39 per million man hours worked in calendar 2010 to 4.69 per million man hours worked in fiscal 2011. Since December 31, 2011, Gold Fields reported four fatalities at its operations in South Africa.

Following three years of consistent and significant improvements in safety at Gold Fields’ South African operations, the trend has leveled off. Gold Fields remains committed to safety, and the safe operation of its mines continues to be its top strategic priority. The strategy to eliminate fatalities in the Group will focus on engineering out the risk, ensuring compliance to internal standards and bringing about behavioral changes in support of safe working practices by all employees. The experience of employee dynamics over the years has led Gold Fields to adopt a more comprehensive approach to the general well-being, and therefore the productivity, of its staff. To this end Gold Fields pursues a broad range of interventions encapsulated in the 24 Hours in the Life of a Gold Fields Employee program. This program was first launched in the South Africa region in fiscal 2009 and implemented in three international regions during fiscal 2010. Based on a total well-being philosophy, the program is aimed at improving every facet of the life of each employee and includes interventions in the fields of occupational health and safety, healthcare, living conditions, nutrition, sport and recreation and education.

Carbon and Energy

Addressing energy management is a key deliverable throughout the Company. Rising energy costs and growing concerns about the effect of climate change have elevated the importance of energy efficiency and carbon management on the global agenda. Against this backdrop, Gold Fields has been actively aligning the Company to a carbon-constrained economy. The Company’s intention is to reduce carbon emission and improve energy efficiency within the Company. Therefore existing policies and strategies are being reviewed to move the Group closer to the attainment of these goals. Integral to this strategy is energy efficiency amid ever-rising energy costs. Specifically in the South Africa region the target is to deliver an additional 5% reduction in electricity consumption in fiscal 2012 (before new loads and growth at South Deep) and to partially offset the 16% per year electricity tariff increase from April 1, 2012 through to March 2013. Savings of 3% in electricity consumption were achieved in South Africa during fiscal 2011.

In line with this new approach to carbon management, Gold Fields has launched a number of initiatives to reduce the greenhouse gases emitted by its operations. In November 2010, the Group adopted a new Carbon Management Policy, which commits the Group to:

•	implement strategies to reduce its carbon footprint, improve its energy efficiency, pursue opportunities and use carbon friendly technology where possible;

•	identify and mitigate the risks posed by climate change;

•	provide comprehensive disclosure around carbon related issues;

•	comply with relevant legal requirements and other carbon management requirements; and

•	encourage business partners and suppliers to make similar commitments.

In calendar 2010, Gold Fields became the world’s first gold mining company to enter into a contract to sell Certified Emissions Reductions, or CERs, the financial securities used to trade carbon emissions. The CERs were derived from the capture of methane gas at the Beatrix mine. The Beatrix Mine Methane Project was registered by the United Nations Framework Convention on Climate Change as a carbon credit project under the Kyoto Protocol on September 7, 2011 and is expected to generate approximately 4MW of electricity per annum once a cogeneration plant has been built using the gas as feedstock. This project could off-set the equivalent of 253,000 tons of CO2. In December 2011, Gold Fields was ranked first in the JSE’s Top 100 Carbon Disclosure Leadership Index. Gold Fields also ranked fourth in the mining sector in the Dow Jones Sustainability Index, which indicates that Gold Fields’ sustainability practices rank in the top 5% of resource companies worldwide.

Stakeholder Relationship Management

A central pillar of the Gold Fields Sustainable Development Framework is pro-active engagement with and management of the relationships with all stakeholders who have an influence over the affairs of the company or who are impacted by its activities. These include in particular the relationships with the Group’s employees and their representative organizations and unions; local, regional and national governments; and the local communities in which Gold Fields operates or that are affected by its operations.

While Gold Fields has achieved significant progress in this respect and all its mines have implemented the AA 1000 Stakeholder Engagement Standard (a principles-based, open source framework for shareholder engagement published by Accountability, the company responsible for development of this standard), a higher level of engagement has become essential to underpin the sustainability of its operations.

This has become evident over the past few years with governments, communities, non-governmental organizations and trade unions in several jurisdictions seeking and, in some cases, implementing greater cost imposts on the mining industry.

Similar trends are evident in the cost of electricity and other levies imposed by governments in many of the countries in which Gold Fields operates. There is a risk that such additional imposts on mining projects will raise input costs to unsustainable levels, which would have negative consequences for the projects and, by implication, for the affected countries. In the near future Gold Fields will—directly and through various industry forums—continue and escalate its engagement with stakeholders to achieve greater appreciation for the impact these often ill-considered demands are having on the sector.

Gold Fields recognizes that, by understanding the needs and concerns of various stakeholder groups, it can build constructive and positive relationships that will support the long-term objectives of the business. The Group spends considerable time and resources in building sound stakeholder relations.

Gold Fields begins the engagement process at the exploration stage by talking to community stakeholder groups to understand their needs and to obtain their input on future plans for the prospective development of a new mining operation.

Black Economic Empowerment

In the South African environment, BEE and transformation in terms of the requirements of the MPRDA, and the associated Amended Mining Charter, remains a key business imperative and sustainability issue.

During May 2010, the DMR approved the conversion of the South Deep old order mining right into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof (both now part of KDC) and Beatrix gold mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new order mining right.

Following a review, the DMR amended the Mining Charter and the Amended Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Amended Mining Charter include, inter alia, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure; (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies towards the socio-economic development of South African communities into a social development fund from 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.

In 2010, Gold Fields completed three empowerment transactions which, together with previous transactions, enabled Gold Fields to meet its 2014 BEE equity ownership targets. These transactions included an Employee Share Option Plan for 10.75% of GFIMSA; a broad-based BEE transaction for 10% of South Deep; and a broad-based BEE transaction for a further 1% of GFIMSA, excluding South Deep. The three transactions had a combined value of approximately R2.4 billion. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”.

Regional Delivery Model

Gold Fields views itself as a global mining company, but believes that in some circles it is perceived as predominantly a South African company with some international operations. In order to change this perception and to help achieve its operational and growth aspirations, Gold Fields began restructuring its operations into four regions during fiscal 2009. These regions are: South Africa; West Africa; South America; and Australasia.

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

During fiscal 2009, the corporate office was relocated to new premises separate from the South African regional office. During fiscal 2010, the corporate office was further streamlined, in line with the strategy of relocating personnel to the regions that they service. The corporate office is now a focused business unit engaged in establishing and monitoring operational standards that apply across the regions in areas such as safety, health and environmental issues, finance and human resources, developing Group-wide strategy, and allocating capital. In fiscal 2011, Gold Fields further streamlined its operations in these regions through a series of initiatives as part of the BPR program focusing on operating costs, rationalization of on-mine and regional overhead and a review of the mine-to-mill process.

Hedging

As a general rule, Gold Fields sells the gold it produces at prevailing market prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. At December 31, 2011, Gold Fields had no outstanding hedges. Significant changes in the prices of gold and/or copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group—Factors Affecting Results of Operations—Revenues”.

Gold Fields may, from time to time, establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements.

Strategic Goals and Objectives

Progress against Strategic Goals and Objectives for Fiscal 2011

•	To achieve safe and stable production at the KDC and Beatrix mines in the South Africa region.

During fiscal 2011, overall primary development at the KDC and Beatrix mines decreased by 10.7% from 76,591 meters to 68,382 meters. However, the percentage of flat-end development that was mechanized on the long-life shafts increased from 54.6% in fiscal 2010 to 89.6% in fiscal 2011. This has contributed positively to the health and safety of flat-end development workers and management believes that this increase lays the foundation for achieving reserve flexibility of 24 months developed ore reserves at all the long-life shafts.

During fiscal 2011, Gold Fields saw a leveling off in the overall safety performance of the Group. In particular, the fatal injury frequency rate showed a 9% deterioration, from 0.11 per million man hours worked in fiscal 2010 to 0.12 per million man hours worked in fiscal 2011, with the number of fatal injuries increasing from 18 in fiscal 2010 to 19 in fiscal 2011, while the lost time injury frequency rate rose to 4.68 per million man hours worked from 4.38 per million man hours worked. An external review of the safety culture in the South Africa region indicated a significant improvement in the overall safety culture in the region, which indicates that Gold Fields’ efforts to boost safety on a sustainable basis are delivering results, and that Gold Fields’ first value, if we cannot mine safely, we will not mine, has been thoroughly entrenched throughout the company.

•	To continue the build-up of South Deep in order to achieve run-rate production of approximately 750,000 ounces per annum by the end of 2015.

During fiscal 2011, gold production at South Deep increased by 3% from 265,000 ounces in fiscal 2010 to 273,000 ounces. The South Deep capital infrastructure program continues to meet its key delivery dates. During the year, South Deep completed the commissioning of its new Tailings Storage Facility. The ventilation shaft deepening project remains on track for commissioning in the third quarter of 2012 and the additional rock hoisting is expected to build to a nameplate capacity of 195,000 tons per month by October 2013. The gold plant expansion from 220,000 tons per month to 330,000 tons per month is under construction, with commissioning planned in the third quarter of 2012. Despite, the progress made on the infrastructure projects, South Deep has experienced some challenges around the slow build-up of de-stress cut mining activities. These are being addressed, and South Deep had made some progress in improving the quality of its de-stress mining during the second half of 2011. The growth target for South Deep has been adjusted to a 700,000 ounce run-rate by the end of 2015. Capital expenditure in fiscal 2011 amounted to R1.982 billion (U.S.$274.6 million) which is in line with the operation’s five-year plan.

•

To continue BPR programs across the Company to achieve a sustainable free cash flow and an NCE margin of 20% at each mine in the short-term and 25% in the medium-term, at long-term sustainable gold prices

Management considers NCE and NCE margin to be the most important measures of financial performance, as they drive free cash flow generation. BPR programs are continuing at KDC, Beatrix, St. Ives, Agnew, Damang and Tarkwa. The Company has also completed the transition to owner mining at Damang. The Company has also completed the transition to owner mining for underground production mining at Agnew and St. Ives mines with development and surface mining continuing to be performed by contractors. Continued implementation of the BPR program in the South Africa region is expected to deliver savings of R500 million (U.S.$63 million) over the two year period commencing January 2012 following significant savings already realized in fiscal 2011. This is expected to help the Company absorb some of the inflationary pressures it is facing in terms of input costs. In South Africa, BPR program initiatives delivered savings of R840 million (U.S.$116 million) in fiscal 2011. In West Africa, BPR program initiatives commenced with a diagnostic and analysis phase during the six month period ended December 31, 2010 and delivered savings of U.S.$43 million (R310 million) in fiscal 2011. In Australasia, BPR program initiatives commenced during fiscal 2011.

•	To maintain and increase the Company’s production profile through major near-mine projects

The Group is focused on increasing the production profile of its operations through a series of projects to enhance current operations and to extend operations through near mine opportunities. At St. Ives, the Company is in the process of building up the Athena-Hamlet complex within the Argo-Athena camp. The camp sits within the St. Ives lease area, five kilometers from the central Lefroy mill. Construction at the Athena mine was completed during fiscal 2010 and the mine reached commercial levels of production during fiscal 2011. The first ore extraction from Hamlet occurred in November 2011, with stoping expected to commence in the latter half of 2012. Currently, it is estimated that there are reserves of over one million ounces at the Athena-Hamlet complex.

Further, the Damang mine is engaged in a drilling program with the intention to deliver additional mineable mineral reserves and to substantially increase the life of mine. Based on positive results of the recently completed Phase 1 proof of concept drilling program at Greater Damang, a preliminary PFS commenced in July 2011. This included a Phase 2 resource definition drilling program of 43,000 meters; however, Gold Fields achieved its objectives by drilling out 38,000 meters. Additional work includes detailed evaluation of the open pit cutback potential, geotechnical drilling of the deposit, design and financial evaluation of new processing facilities capable of supporting increased production rates, and a full environmental assessment. The project is progressing to schedule to be completed in the first half of 2012 and to potentially move into feasibility, assuming a positive result.

•	To increase the Company’s production profile through major resource development and feasibility projects

During fiscal 2011, the Group made further advancement on its major greenfields projects so that development decisions can be made within the next 2 to 3 years. Specific areas of focus during this period included an intensive drilling program at the FSE gold-copper porphyry, finalization of the project feasibility study at Chucapaca by the second half of fiscal 2012 and at APP, completion of the drilling program at Suhanko North, finalization of the pre-feasibility study by the end of fiscal 2012 and consolidating the results of the pilot-plant testwork of Platsol to improve metal recoveries.

The Group has also continued the development of its greenfields exploration pipeline. During fiscal 2011, Gold Fields spent approximately U.S.$120.5 million on greenfileds exploration projects not adjacent to its mining operations.

•	To implement a ‘sustainable gold’ program that addresses both the concerns of stakeholders as well as emerging business and sustainable development risks

During fiscal 2011, a wide range of projects was undertaken across the Company to enhance the sustainability of its operations. For example, Gold Fields participated in the piloting of the World Gold Council Responsible Gold standards relating to chain of custody and conflict free gold. During this period, Gold Fields started the process of compliance by beginning to include warranties on its waybills to refineries stating that the gold dore (gold bars containing approximately 90% gold) had been produced in a responsible manner.

Further, Gold Fields has identified relevant criteria for inclusion in employee ‘balanced scorecards’ and other business processes, to ensure an integrated approach to sustainability across functional areas. In order to ensure that employees are compensated in accordance with the values of the Company, Gold Fields uses a fully integrated or ‘balanced scorecard’ approach. This includes traditional measures of performance such as employee productivity, as well as environmental and safety metrics. Using this approach, Gold Fields is ensuring that business sustainability is integral to day-to-day operations and that there is accountability for the long-term performance of the company. All middle- to senior level employees participate in this performance management process, which forms an integral part of the Group’s talent management.

Specific Strategic Goals and Objectives for fiscal 2012

The specific strategic goals and objectives for fiscal 2012 flow from the strategy and were designed to consolidate the operational gains made during fiscal 2011. The specific strategic goals and objectives for fiscal 2012 are:

•	Achieve tangible improvements with respect to all safety and health metrics

Gold Fields plans to continue working towards “zero harm” through a strategy of engineering-out risk, compliance with safe operating standards, procedures and cultural and behavioural change and improved stakeholder engagement as encapsulated in the “24 Hour in the Life of a Gold Fields Employee” wellness initiative. At Gold Fields’ international operations, the focus will be on reduced lost time injury frequency rates as well as improvements in occupational health performance.

•	Reduce the rate of production decline at KDC between 3% and 5% against fiscal 2011

Gold Fields intends to increase surface processing capacity at KDC for waste rock and tailings. In addition, Gold Fields expects to maintain its focus on efficiency projects, including improving quality mining volumes at KDC, increased mechanized flat-end development and improved safety performance.

•	Regain momentum in the ramping up of production at South Deep

Gold Fields plans to complete several fixed infrastructure projects at South Deep in fiscal 2012 in support of the build-up program, including the Twin Vent Shaft project and the processing plant expansion. Gold Fields also expects to make further progress on the installation of backfill infrastructure. The capital expenditure budget for South Deep is R2.544 billion ($318 million) in fiscal 2012.

In addition, Gold Fields aims to establish a dedicated, on-site mechanized mining training center to support operations at South Deep.

•	Ensure that every mine (excluding South Deep) achieves an NCE margin of at least 20%

The BPR program is expected to continue excluding South Deep in fiscal 2012. The second phase of the BPR program in South Africa has identified further cost reductions of R500 million (U.S.$62.5 million) over the next two years through the optimization of staff structures, reduction in non-specialized contractors, lower electricity consumption and enhanced supply chain management.

At its Australian and Ghanaian mines, Gold Fields also plans to maximize the benefits realized by the implementation of owner mining, improved utilization and availability of mining equipment as well as the reduction in energy intensity.

•	Increase momentum on growth projects to achieve the goal of 5 million ounces, in production or in development, by 2015

In fiscal 2012, Gold Fields plans to undertake the following projects at each of its four advanced stage projects:

(i)	Chucapaca, Peru: Gold Fields expects to complete a feasibility study for the Canahuire deposit and to reach a development decision in the second half of fiscal 2012.

(ii)	Greater Damang Project, Ghana: Gold Fields expects to complete a pre-feasibility study aiming to develop a large cutback on the existing Huni-Damang-Juno deposits. Gold Fields also plans to update the mineral resource and reserve position of the project.

(iii)	Far Southeast, Philippines: Gold Fields hopes to complete the Financial or Technical Assistance Agreement licensing process, which allows a foreign corporation to legally own and control a majority stake of any large scale mineral resource in the Philippines. On March 22, 2012, Gold Fields exercised its 40% option in FSE after making a US$110 million payment. Gold Fields continues to hold its option to acquire an additional 20% stake in FSE for a further US$110 million, which, if exercised, would increase its total interest in FSE to 60%. The options were initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a Financial or Technical Assistance Agreement, or FTAA, for the project. A FTAA licence allows a foreign corporation to control a majority interest in a Philippine mining project. Notwithstanding this provision, Gold Fields has the discretion to exercise either option prior to the FTAA being granted and has done so in respect of the 40% option. Gold Fields also expects to have a maiden resource statement for FSE and commence a pre-feasibility study later this year.

(iv)	Arctic Platinum Project, Finland: Gold Fields expects to complete the drilling program at Suhanko North, test the ore for amenability to the Platsol process and to finalize the pre-feasibility study by the end of fiscal 2012.

•	Ensure Gold Fields has the financial capacity to fund growth projects in 2012 and beyond

Gold Fields plans to maintain continued focus on strong operational cash flow generation in fiscal 2012. At the same time, Gold Fields intends to explore the potential for securing additional long-term funding for the business and the possibility of extending the maturity profile of its long-term debt.

•	Ensure that sustainability is fully integrated into the business and is appropriately communicated to all levels of the business

Gold Fields plans to achieve this goal, through initiatives such as ongoing development, implementation and monitoring of sustainability development strategies at the group-, region- and project-levels, additional integration of internal and external reporting and a dedicated sustainable development communications program, voluntary adoption of the World Gold Council Conflict and Free Gold Standards. Further, sustainable development measures have been incorporated into the balanced scorecards of key decision-makers across the Company.

•	Ensure that climate change initiatives, carbon mitigation and adaptation strategies and energy efficiency initiatives are fully incorporated into the business

Gold Fields plans to proceed with a number of climate change and carbon mitigation initiatives, including the implementation of a fully integrated Energy and Carbon Strategy, including the creation of a carbon and energy division, and the development, implementation and monitoring of Carbon Management Plans by all regions. Gold Fields also plans to roll out a number of energy efficiency and carbon emission reduction projects and to continue with the ongoing integration of carbon pricing into its financial planning to induce short-, medium- and long-term adaptation of the business. Gold Fields is also in the process of incorporating energy and carbon measures into the balanced scorecards of key decision-makers across the Company.

•	Increase focus on the attraction, retention and development of people and skills

Gold Fields will fully implement its new Remuneration Strategy. This strategy focuses on a number of initiatives to attract and retain skilled employees, including enhanced branding, increased talent development, the establishment of an integrated human resources data management system, an ongoing review of base salaries and quality of working life and improvements to internal and external skills pipelines.

Reserves of Gold Fields as of December 31, 2011

Methodology

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, industry guide number 7, only the reserves at each of Gold Fields’ operations and exploration projects as of December 31, 2011 which qualify as reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “—Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code (2007 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution, recovery and other factors.

Gold Fields reports reserves using cut-off grades (international operations and South Deep) and pay limits (South Africa, excluding South Deep), due to the nature of the deep level underground operations, to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. Cut-off grade is the grade that distinguishes the material within an ore body that is to be extracted and treated from the remaining material. The pay limit is the grade at which an ore body can be mined without profit or loss, calculated using an appropriate metal price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “—Description of Mining Business—Productivity Initiatives”. Tonnage and grade may include some mineralization below the selected pay limit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

The estimation of reserves at the South African underground operations is based on surface drilling, underground drilling, surface three-dimensional reflection seismics, ore body facies modeling, structural modeling, underground mapping channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500 meter to 2,000 meter grid. Once underground access is available, drilling is undertaken on an approximately 30 meter to 90 meter grid. Underground channel sampling perpendicular to the reef is undertaken at three-meter intervals in development areas and five-meter intervals at stope faces.

The following sets out the reserve estimation methodologies for the different categories of reserves at the underground operations of each of the South African mines.

KDC

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	3 to 250	125
Probable (AI)(1)	3 to 1,140	570
Probable (BI)(1)	3 to 2,840	1,420

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

For proved reserves, the ore body is opened up and sampled on a three-meter spacing for development (such as raises), and a five-meter grid for stoping, together with underground borehole spacings ranging from tens to hundreds of meters. Blocks classified as proved are therefore generally adjacent to closely spaced sampling and generally pierced by a relatively dense irregular pattern of boreholes. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids, ranging from 10 meter to 50 meter block sizes.

For above infrastructure probable reserves, the estimates are founded on significant numbers of samples on a three-meter spacing for development, and a five-meter grid for stoping bordering these areas. In addition underground borehole spacings ranging from tens to hundreds of meters are used together with surface boreholes and seismic surveys. Blocks classified as probable (AI) are generally adjacent to blocks classified as proved. Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium- to macro-scale-sized grids ranging from 50 meters to 420 meters, or through declustered averaging or Sichel “t” techniques. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

For below infrastructure probable reserves, the estimates access the significant numbers of samples on a three-meter spacing for development, and a five-meter grid for stoping above these areas. In addition underground borehole spacings ranging from tens to hundreds of meters are used together with surface boreholes and seismic surveys. Blocks classified as probable (BI) are generally downdip of blocks classified as proved or probable (AI). Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium- to macro-scale-sized grids ranging from 50 meters to 420 meters, or through declustered averaging or Sichel “t” techniques. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Beatrix

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	3 to 120	120
Probable (AI)(1)	3 to 820	700
Probable (BI)(1)	3 to 1,500	750

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

Estimations for proved reserves are made on the same basis as at KDC but with kriging blocks ranging from 10 meters to 40 meters.

Estimations for above infrastructure probable reserves are made on the same basis as at KDC but with medium-sized kriged blocks of 40 meters, and macro geological zone estimates being made through declustered averaging or Sichel “t” techniques or macro-scale-sized kriged grids of up to 300 meters. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Estimations for below infrastructure probable reserves are made on the same basis as at KDC but with medium-sized kriged blocks being 40 meters, to macro geological zone estimates through declustered averaging or Sichel “t” techniques or macro scale sized kriged grids of up to 300 meters. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at KDC. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

South Deep

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	0 to 100	220
Probable (AI)(1)	100 to 180	450
Probable (BI)(1)	>180	1,200

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

For proved reserves, the ore body must be fully destressed for development (such as access ramps and drives), and similarly for stoping, with drilling planned at an approximate 30 meter by 30 meter grid-spacing. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

For above infrastructure probable reserves, the estimates access a significant number of samples on spacing greater than the spacing for development and stoping bordering these areas. In addition, borehole spacings ranging from tens to hundreds of meters are used in conjunction with 3D seismic survey results that confirm certain structural elevations and surfaces. Reserves classified as probable above infrastructure are generally adjacent to those classified as proved. Estimation is constrained within homogenous structural and facies zones, and is generally derived from simple and ordinary kriging and through declustered averaging techniques.

For below infrastructure probable reserves, the estimates access a significant number of samples on spacing greater than the spacing for development and stoping bordering these areas. In addition, borehole spacings ranging from tens to hundreds of meters are used in conjunction with 3D seismic survey results that confirm certain structural elevations and surfaces. Reserves classified as probable below infrastructure are generally adjacent to those classified as proved or probable above infrastructure. Estimation is constrained within homogeneous structural and facies zones, and is generally derived from simple and ordinary kriging and through declustered averaging techniques.

The primary assumptions of continuity of the geologically homogenous zones are driven by the geological model, which is updated when new information arises. Any changes to the model are subject to peer, internal technical corporate and external independent consultant review. Historically, mining at South African deep-level gold mines has shown significant geological continuity, so that new mines were started based on limited surface borehole information. Customarily, geological models are primarily based on the definition of different facies within each conglomerate horizon. These facies are extrapolated along palaeocurrent and grade trends into new, undeveloped areas taking into account any surface borehole data in those areas. Normally these facies are continuous, supported by extensive historical sample databases, and can be incorporated in the macro kriging of large blocks.

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

Diamond drilling provides continuous (solid) core from diamond drill bits, using water and chemicals for lubrication. Consequently, diamond drilling provides greater resolution of geological parameters such as lithologies, alterations, mineralisation and structures.

In surface drilling programs, reverse circulation drilling provides chip samples from percussion hammers powered by compressed air. The chips are transferred to surface up a central tube with the rods to eliminate contamination from the outer hole. Sampling is generally conducted at intervals relevant to the block model and mining dimensions. Reverse circulation drilling is generally quicker and less expensive than diamond drilling. However, there is a depth limitation to reverse circulation drilling and consequently all deep holes are conducted by diamond drilling.

Generally exploration programs will consist of a mix of reverse circulation and diamond drilling in order to provide the necessary geological resolution, as well as bulk analytical data for evaluation purposes. Infill drilling programs are usually conducted by reverse circulation, as are grade control drilling programs.

Australia

At the Australian operations, the estimation of reserves for both underground and open pit operations is based on exploration, sampling and testing information gathered through appropriate techniques, primarily from boreholes and mine development. The locations of sample points are spaced close enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 20 meters by 20 meters to 40 meters by 40 meters, although this may vary depending on the continuity of the ore body. Due to the variety and diversity of mineralization at St. Ives and Agnew, sample spacing may also vary depending on each particular ore type.

Peru

For the Cerro Corona operation, estimation is based on diamond drill and reverse circulation holes. The spacing of holes at Cerro Corona is generally around 50 meters, with some areas approximating a 25 meter grid.

Reserve Statement

As of December 31, 2011, Gold Fields had aggregate attributable proved and probable gold reserves of approximately 77.6 million ounces as set forth in the following table.

Gold ore reserve statement as of December 31, 2011(1)

	Tonnes	Proved reserves Head Grade	Gold	Tonnes	Probable reserves Head Grade	Gold	Tonnes	Total reserves Head Grade	Gold	Attributable gold production in Fiscal 2011(2)
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (“UG”) South Africa
KDC (UG) (total)	22.90	7.8	5.714	31.40	7.5	7.619	54.30	7.6	13.333	0.968
Above infrastructure(3)	22.90	7.8	5.714	31.40	7.5	7.619	54.30	7.6	13.333	0.968
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
South Deep (UG) (total)(6)	14.04	6.0	2.706	193.86	5.4	33.869	207.90	5.5	36.576	0.264
Above infrastructure(3)(6)	14.04	6.0	2.706	140.82	5.5	25.020	154.86	5.6	27.726	0.264
Below infrastructure(3)(6).	—	—	—	53.04	5.2	8.849	53.04	5.2	8.849	—
Beatrix (UG) (total)	23.44	4.6	3.437	10.53	4.3	1.465	33.97	4.5	4.901	0.332
Above infrastructure(3)	23.44	4.6	3.437	10.53	4.3	1.465	33.97	4.5	4.901	0.332
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
Australia
St. Ives	0.91	6.0	0.178	8.37	4.6	1.231	9.29	4.7	1.409	0.253
Agnew	1.14	6.2	0.230	5.45	6.0	1.046	6.59	6.0	1.276	0.167
Total Underground	62.44	6.1	12.264	249.60	5.6	45.230	312.04	5.7	57.495	1.984
Total Surface (Rock Dumps & Tailings Storage Facilities, or TSFs)	247.18	0.4	2.916	20.40	0.6	0.384	267.58	0.4	3.300	0.157
KDC	247.18	0.4	2.916	14.90	0.7	0.327	262.08	0.4	3.243	0.132
South Deep	—	—	—	—	—	—	—	—	—	0.009
Beatrix	—	—	—	5.50	0.3	0.057	5.50	0.3	0.057	0.015
Surface (Production Stockpile)
Ghana
Tarkwa	2.84	0.7	0.07	—	—	—	2.84	0.7	0.067	—
Damang	—	—	—	2.43	1.0	0.08	2.43	1.0	0.078	—
Australia
St. Ives	5.60	1.0	0.174	—	—	—	5.60	1.0	0.174	—
Agnew	0.31	1.7	0.017	—	—	—	0.31	1.7	0.017	—
Peru
Cerro Corona	1.1	1.2	0.05	—	—	—	1.17	1.2	0.047	—
Surface (Open Pit)
Ghana
Tarkwa	106.27	1.3	4.45	129.24	1.2	4.79	235.51	1.2	9.243	0.576	(4)
Damang(5)	7.74	2.0	0.50	45.36	1.7	2.48	53.10	1.7	2.973	0.175	(4)
Australia
St. Ives(5)	0.82	1.4	0.038	22.23	1.7	1.192	23.05	1.7	1.230	0.212	(4)
Agnew(5)	0.21	1.4	0.009	—	—	—	0.21	1.4	0.009	0.027	(4)
Peru
Cerro Corona	84.05	0.9	2.47	23.14	0.7	0.51	107.19	0.9	2.980	0.150	(4)
Total Surface	209.01	1.2	7.771	222.40	1.3	9.046	431.40	1.2	16,817	1.140

	Tonnes	Proved reserves Head Grade	Gold	Tonnes	Probable reserves Head Grade	Gold	Tonnes	Total reserves Head Grade	Gold	Attributable gold production in Fiscal 2011(2)
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Grand Total	518.63	1.4	22.951	492.40	3.5	54.660	1,011.02	2.4	77.612	3.280
Totals by Mine
KDC	270.08	1.0	8.630	46.30	5.3	7.946	316.38	1.6	16.576	1.100
South Deep	14.04	6.0	2.706	193.86	5.4	33.869	207.90	5.5	36.576	0.273
Beatrix	23.44	4.6	3.437	16.03	3.0	1.521	39.47	3.9	4.958	0.347
Tarkwa	109.11	1.3	4.515	129.24	1.2	4.795	238.35	1.2	9.310	0.576
Damang	7.74	2.0	0.497	47.79	1.7	2.554	55.53	1.7	3.051	0.175
St. Ives	7.34	1.7	0.390	30.60	2.5	2.423	37.94	2.3	2.813	0.465
Agnew	1.66	4.8	0.255	5.45	6.0	1.046	7.11	5.7	1.302	0.194
Cerro Corona	85.22	0.9	2.521	23.14	0.7	0.505	108.36	0.9	3.026	0.150

Grand Total	518.63	1.4	22.951	492.40	3.5	54.660	1,011.02	2.4	77.612	3.280

Notes:
(1) (a)	Quoted as mill delivered metric tonnes and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) KDC underground 97% and surface 85% to 92%; (2) Beatrix underground 96% and surface 88%; (3) South Deep 97%; (4) Tarkwa 97% for milling, 49% to 89% for heap leach; (5) Damang 91.5% to 93.5%; (6) St. Ives 83% to 94% for milling, 55% to 75% for heap leach; (7) Agnew 94.5%; and (8) Cerro Corona 69% for gold and 87% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.
(b)	For KDC, South Deep and Beatrix, a gold price of Rand 310,000 per kilogram ($1,300 per ounce at an exchange rate of Rand 7.42 per $1.00) was applied in valuing ore reserve. For the Tarkwa and Damang operations, ore reserve figures are based on an optimized pit at a gold price of $1,300 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,400 per ounce ($1,300 per ounce at an exchange rate of A$1.08 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 17% higher in South African Rand terms, 30% higher in U.S. dollar terms and 14% higher in Australian dollar terms than the prices used for the December 31, 2010 declaration and reflect the effect of a consistently increasing gold price on historical average. For the Cerro Corona gold reserves, the optimized pit is based on a gold price of $1,300 per ounce and a copper price of $3.5 per pound, which, due to the nature of the deposit and the importance of net smelter returns, need to be considered together.
(c)	For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) Driefontein 23%; (ii) Kloof 27%; (iii) Beatrix 23%; (iv) South Deep 6%; (v) Tarkwa 11%; (vi) Damang 10% to 15%; (vii) St. Ives 6% to 13% (open pits) and 2% to 47% (underground); (viii) Agnew 12% to 38%; and (ix) Cerro Corona 0%.
(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 81%; (ii) Kloof 77%; (iii) Beatrix 76%; (iv) Tarkwa 98%; (v) Damang 100%; (vi) St. Ives 90% to 99% (open pits) and 75% to 95% (underground); (vii) Agnew 100%; and (viii) South Deep 100%.
(e)	The pay limit (South African operations) and cut-off grade (International operations) vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) Driefontein 1,420 cm.g/t; (ii) Kloof 1,610 cm.g/t; (iii) Beatrix 920 cm.g/t; (iv) South Deep 3.5 g/t (at South Deep, the values are expressed in g/t due to the mining method); (v) Tarkwa 0.3 g/t for heap leach and 0.44 g/t for mill feed; (vi) Damang 0.5 g/t to 0.7 g/t for fresh ore and 0.3 g/t to 0.4 g/t for oxide ore; (vii) St. Ives 0.4 to 0.6 g/t for heap leach, 0.7 g/t for mill feed—open pit, and 2.6 g/t to 3.7 g/t for mill feed—underground; (viii) Agnew 0.4 g/t for mill feed—stockpiles, and 3.1 to 4.4 g/t for mill feed—underground; and (ix) Cerro Corona $18.01 net smelter return (combined copper and gold).
(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant.
(g)	A Mine Call Factor based on historic performance and planned improvements is applied to the mineral reserves. The following Mine Call Factors have been applied: KDC East 83%, KDC West 85%, Beatrix 79%, South Deep 104% to 108%, Damang 92%, St Ives 97%, with Tarkwa, Agnew and Cerro Corona at 100%.
(2)	Actual gold produced after metallurgical recovery.

(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level. The current studies for below infrastructure reserves at Driefontein, which contemplate accessing the area through multiple declines, resulted in in the exclusion of the below infrastructure reserve ounces at this operation due to economic and project prioritization reasons.
(4)	Includes some gold produced from stockpile material, which cannot be separately measured.
(5)	Excludes inferred material within the pit design.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as of December 31, 2011 that are attributable to Gold Fields.

Copper ore reserve statement as of December 31, 2011(1)(2)

	Tonnes	Proved Reserves Grade Cu	Cu	Tonnes	Probable Reserves Grade Cu	Cu	Tonnes	Total Reserves Grade Cu	Cu	Attributable copper production in fiscal 2011
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit) Peru
Cerro Corona	85.2	0.5	897	23.1	0.4	212	108.4	0.5	1,109	79.12

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factor for copper at Cerro Corona is 87%.
(2)	For the copper reserves, the optimized pit is based on a gold price of $1,300 per ounce and a copper price of $3.50 per pound, which, due to the nature of the deposit, need to be considered together.

Gold and copper price sensitivity

The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices significantly different than the gold price of $1,300 per ounce used to estimate Gold Fields’ attributable gold reserves (excluding copper) of 77.6 million ounces of gold as of December 31, 2011 listed above, Gold Fields’ operations would have had materially different reserves. The following table indicates the Gold Fields reserves at different gold prices that are 10% above and below the $1,300 per ounce gold price used to estimate Gold Fields’ attributable reserves, however the reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	$1,170/oz	$1,300/oz	$1,430/oz
	(‘000 oz)
KDC(1)	15,243	16,576	17,909
Beatrix(1)	3,772	4,958	5,553
South Deep	28,976	36,576	38,324
Tarkwa	8,289	9,310	10,188
Damang	2,723	3,051	3,222
St. Ives	2,430	2,813	3,112
Agnew	1,164	1,302	1,398
Cerro Corona(2)	3,026	3,026	3,026

Notes:

(1)	South African operations’ reserves include run-of-mine ore stockpiles, TSFs and low-grade strategic stockpiles.
(2)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona mine. A decrease of 10% in gold prices is insufficient to affect the level of gold reserves.

The London afternoon fixing price for gold on March 23, 2012 was U.S.$1,664 per ounce. Gold Fields’ attributable gold reserves increased from 74.6 million ounces at December 31, 2010 to 77.6 million ounces at December 31, 2011, primarily due to increased reserves at South Deep, Cerro Corona, Damang and Tarkwa as a result of modeling enhancements, increased gold prices, the removal of constraints and further exploration. In addition, the West Wits Tailings Treatment Project has been included in the gold mineral reserve.

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

The London Metal Exchange, or LME, cash buyer price for copper on March 23, 2012 was U.S.$8,401 per tonne.

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

Geology

Approximately 53% of Gold Fields’ gold production (excluding gold equivalent ounces) is derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. Including gold equivalent ounces, Gold Fields’ South African operations represent approximately 49% of total production. These properties include the KDC operation, the Beatrix operation and the South Deep operation. These mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa’s production of a significant portion of the world’s recorded gold output since 1886.

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

Gold mineralization occurs within laterally extensive quartz pebble conglomerate horizons called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralization processes, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than two meters in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

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

Exploration

Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in order to enable clearer definition of the ore body and the potential portions to be mined. Geological techniques are constantly refined to improve the economic viability of prospecting and mining activities.

Mining

Gold Fields currently mines only gold, with copper and silver as by-products. The mining process can be divided into two principal activities: (i) developing access to the ore body; and (ii) extracting the ore body once accessed. These two processes apply to both surface and underground mines.

Underground Mining

Developing Access to the Ore body

For Gold Fields’ South African underground mines, primary access to ore bodies is provided through vertical and inclined shaft systems. If access beyond the reach of a shaft or shaft system is required to fully exploit the ore body, sub-vertical or sub-inclined shafts (secondary or tertiary) may be sunk where it is economically feasible. Horizontal development at various intervals off a shaft, known as levels, extends laterally and provides access to the reef horizon. On-reef development opens up the ore body for mining.

Extracting the Ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, supporting and cleaning activities are carried out on a daily basis. At KDC and Beatrix, the broken ore is scraped into and along gullies to in-stope ore passes, which channel the broken ore to the crosscut below. The ore is then trammed by rail to the shaft system where it is tipped into transfer systems and then hoisted to the surface in skips. At South Deep, now a fully mechanized mine, ore is hauled by trucks along decline corridors to ore pass systems which connect the corridors to the crosscuts below. The ore is then transported by rail and tipped into the shaft transfer system and hoisted to the surface. At the Australian underground operations, the broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface by underground dump trucks via the decline. Mining methods employed at Gold Fields’ South African operations include de-stress mining, long hole open stoping, drift-and-fill mining, as well as drifting and benching at South Deep, longwall mining, closely spaced dip pillar mining and scattered mining at KDC and Beatrix. At the Australian underground operations, all mining activities are mechanized and trackless.

Open Pit-Mining

Opening up the Ore body

In open-pit mining, access to the ore is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps.

Extracting the Ore body

Extraction of the ore body in open pit mining involves the same activity as in stripping the overburden. Lines are established demarcating ore from waste material and the rock is then drilled and blasted. The ore is loaded into dump trucks and hauled to the crusher or stockpile, while the waste is hauled to waste rock dumps.

Rock Dump and Production Stockpile Mining

Gold Fields mines surface rock dumps and production stockpiles using mechanized earth-moving equipment.

Mine Planning and Management

Operational and planning management on the mines receives support from corporate management and centralized support functions. The current philosophy is one of top-down/bottom-up management, with the non-financial operational objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ corporate office. This is based on the premise that the people on the ground have the best understanding of what is realistically achievable.

Each operation compiles a detailed two-year operational plan that rolls into a life of mine, or LoM, plan prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Gold Fields Executive Committee, or the Executive Committee. See “Directors, Senior Management and Employees—Executive Committee”. The operational plan is presented to the Executive Committee, which takes it to the Gold Fields Board of Directors, or the Board, for approval before the commencement of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 250 million (South Africa), A$35 million (Australia) and U.S.$35 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board.

The South African operations have implemented an integrated electronic reserve and resource information system, or IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short- and long-term planning and more timely identification of production shortfalls. Short-term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the LoM and the operational plan are issued to the operations from the Executive Committee and relevant survey and evaluation factors are determined in accordance with Gold Fields’ guidelines. Significant changes in the LoM plans may occur from year-to-year as a result of mining experience, new ore discoveries, changes in the ore reserve estimates, changes in mining methods and rates, process changes, investment in new equipment and technology, input costs and metal prices.

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

Productivity and Cost Initiatives

Towards the end of fiscal 2008, Gold Fields’ operations reviewed a number of their productivity and cost projects in order to ensure that focus was only on those projects with substantial value beyond the next five years. The result of the review was the identification of a suite of projects, as noted below:

Business Process Re-engineering Program—The BPR program focuses on operating costs, the rationalization of on-mine and regional overhead and review of the mine-to-mill process. The BPR has been implemented across the Group. The BPR program focuses on reviewing the business processes at Gold Fields’ mines, including operational production processes, costs and capital structures. The goals of the plan are to achieve a sustainable gold output at an NCE margin of 20% in the short-term, and 25% in the long-term. During fiscal 2011, the BPR program delivered more than R840 million in savings in South Africa, U.S.$43 million in West Africa and commenced in Australia. The project consists of more than 300 initiatives. The second phase of the project, which has been incorporated into the 2012 operational plans for the South Africa region, seeks to achieve cost reductions through revising organizational structures and optimizing business processes, including enhanced supply chain management, reducing employee and non-specialized contractor headcount, and power consumption reduction.

Stoping Full Potential Program is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5% and 10% per annum, based on fiscal 2010 actuals. This should translate to similar improvements in tons broken over the same period. This should be achieved through the following key improvement initiatives:

•	drilling and blasting practices to improve advance per blast;

•	support, cleaning and sweeping practices to improve blasting frequency;

•	mining cycle, labor availability and training; and

•	improved pay face availability.

Developing Full Potential Program, which is development on the horizontal plane, is a technology sub-group initiative aimed at mechanizing all flat-end development at the long-life shafts of KDC and Beatrix. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility. The project achieved a mechanized rate of 89.6% of flat-end development at the long life shafts by December 31, 2011. South Deep is excluded as it is already a fully-mechanized mine.

NCE Full Potential Program is an initiative (previously known as Project 3M) that aims to reduce costs at the mature KDC and Beatrix mines by around R500 million (U.S.$60 million) over the next two years and to improve Gold Fields’ ability to absorb rising input costs. This program includes projects such as those discussed below:

•

The Energy and Utilities Project focuses on reducing, by the end of fiscal 2012, the consumption of power, compressed air and water by 10%. For example, in fiscal 2011, savings of 3% in power consumption were achieved in South Africa. This project is driven primarily at reducing the safety risk to employees of interruptible power supply, maintaining the integrity of equipment and machinery in the face of power supply risks and minimizing the erosion of operating margins due to higher power tariffs and oil prices.

Some of the key initiatives include on-line monitoring of power consumption, main fan inlet-vane control, energy-efficient lighting, energy-efficient machinery and equipment, and reducing compressed air and water usage through stope shut-off valves. In the case of diesel, strict controls are being enforced, supported by the replacement of diesel with battery locomotives.

•

The Workplace Absenteeism Project (“Unavailables Project”) focuses on reducing workplace absenteeism in order to minimize the impact of lost shifts on production. In the South Africa region, the goal is to reduce absenteeism by 2%. Some of the key initiatives under this project include reducing unnecessary time spent by employees in training, work orientation and recruitment and healthcare assessment processes by creating a one-stop engagement and health-assessment center, particularly for KDC. Stricter controls have been implemented to manage sick leave and its abuse, while maintaining focus on continual improvement of wellness programs and employee and union relations.

•

The Above-ground Cost Project focuses on reducing surface costs by at least R100 million per annum. Various initiatives are in place including review of surface labor, improving workshop performance, implementing salvage and reclamation programs, enhancing procurement processes, and efficient management and utilization of inventories through a vigorous application of standards and norms.

Project 4M—Achievement of the Mine Health and Safety Council (MHSC) Milestones, as agreed to on June 15, 2003. This initiative focuses on the Mine Health and Safety Council, or the MHSC, milestones agreed to on June 15, 2003 at a tripartite health and safety summit comprising representatives from the government, organized labor unions and associations, and mining companies. The focus is on achieving occupational health and safety targets and milestones over a ten year period. In order to meet the “noise-induced hearing loss” target of reducing the total noise level to not more than 110 dBA, a number of action plans, based on the highest potential exposure sources, were implemented. These include, inter alia: the silencing of all auxiliary fans, pneumatic loaders and diamond drills. Progress, as of December 31, 2011, across all operations for the “NIHL” target was 98.2% of all noise measurements taken were not more than 110 dBA.

Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the “Silicosis” target of reducing all silica dust measurement to below 0.1 mg/m3 a number of action plans, based on the highest potential exposure sources, were implemented. These include, inter alia: the installation of tip foggers, tip doors and foot wall treatment, all designed to reduce the liberation of dust into the ventilating air. As of December 31, 2011, only 0.6 % of silica dust measurements taken were above the target of 0.1 mg/m3. Progress against all interventions is monitored monthly and reviewed quarterly. See “Directors, Senior Management and Employees—Employees Health and Safety—Safety”.

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

Peru

La Cima has three contracts for the sale of approximately 75% of concentrate from the Cerro Corona mine, one with a Japanese refiner, one with a South Korean refiner and one with a German refiner. Two of the contracts expire on December 31, 2015, while the third contract expires on December 31, 2014. Under these contracts, La Cima is to sell approximately 25% of the concentrate to each company and to use reasonable efforts to spread the deliveries evenly throughout the year. Risk passes when the concentrate is loaded in the port of Salaverry, Peru or an alternative port chosen by La Cima. Pricing for copper and gold under each of the contracts is based on average LME copper prices and London Bullion Market Association gold prices, respectively. All production in excess of the amounts sold under long term contracts is sold on the spot market.

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

Most of these services are provided directly by Gold Fields, either at the operational level or through the regional or corporate office, although some are provided by third-party contractors.

Gold Fields’ Mining Operations

Gold Fields conducts underground mining operations at each site except Tarkwa, Damang and Cerro Corona and conducts some processing of surface rock dump material at KDC, Beatrix and South Deep. Surface rock dump material at Agnew was completed in October 2008. Gold Fields conducts open pit mining at Tarkwa, Damang, St. Ives (which also conducts underground mining) and Cerro Corona and also processes material from production stockpiles at Tarkwa, Damang and St. Ives.

Total Operations

The following table details the operating and production results (including gold equivalents) for each of fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009 for all operations owned by Gold Fields during that fiscal year.

			Six-Month Period Ended
	Fiscal 2009	Fiscal 2010	December 31, 2010	Fiscal 2011
Production
Tons (‘000)	52,907	56,702	29,008	59,441
Recovered grade (g/t)	2.2	2.1	2.1	1.9
Gold produced (‘000 oz)(1)	3,691	3,841	1,983	3,697
Results of operations ($ million)
Revenues	3,228.3	4,164.3	2,564.2	5,800.1
Total production costs(2)	2,430.5	3,212.4	1,892.4	3,839.9
Total cash costs(3)	1,986.1	2,572.8	1,494.6	3,084.9
Cash profit(4)	1,242.2	1,591.5	1,069.6	2,715.2
Cost per ounce of gold ($)
Total production costs	659	837	953	1,039
Total cash costs	538	670	753	835
Notional cash expenditure per ounce of gold produced ($)(5)	763	928	1,060	1,153

Notes:

(1)	In fiscal 2009, 3.414 million ounces were attributable to Gold Fields, in fiscal 2010, 3.497 million ounces were attributable to Gold Fields, in the six month period ended December 31, 2010, 1.806 million ounces were attributable to Gold Fields and in fiscal 2011, 3.485 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each of those periods.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

Underground Operations

The following table details the operating and production results for Gold Fields’ underground operations for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009. The underground operations include all of the mines in the South African operations and the underground portions of the mines in the Australian operations.

			Six-Month Period Ended
	Fiscal 2009	Fiscal 2010	December 31, 2010	Fiscal 2011
Production
Tons (‘000)	11,541	11,714	6,219	11,516
Recovered grade (g/t)	6.2	5.7	5.6	5.4
Gold produced (‘000 oz)(1)	2,300	2,155	1,114	1,984
Results of operations ($ million)
Revenues	2,015.2	2,338.3	1,432.1	3,150.2
Total production costs	1,508.9	2,055.8	1,261.0	2,770.6
Total cash costs	1,216.6	1,640.0	996.8	2,268.7
Cash profit(2)	798.6	698.3	435.3	881.5
Cost per ounce of gold ($)
Total production costs	656	954	1,132	1,397
Total cash costs	529	761	894	1,144

Notes:

(1)	In fiscal 2009, 2.300 million ounces were attributable to Gold Fields. In fiscal 2010, all 2.155 million ounces were attributable to Gold Fields, in the six month period ended December 31, 2010, 1.078 million ounces were attributable to Gold Fields and in fiscal 2011, 1.983 million ounces were attributable to Gold Fields.
(2)	Cash profit represents revenues less total cash costs.

Tons milled from the underground operations decreased from 11.7 million tons in fiscal 2010 to 11.5 million tons in fiscal 2011. At the South African operations, the decrease was mainly due to reductions in the area mined resulting from wage-related industrial action, changes in mining practice in favor of improved safety and reduced face length available for mining. The amount of gold produced from underground operations decreased from 2.155 million ounces in fiscal 2010 to 1.984 million ounces in fiscal 2011. In addition to the effects of reduced underground volumes mined, this decrease was primarily due to a decline in grade associated with changes to the mining mix.

Surface Operations

The following table details the operating and production results (including gold equivalents) for Gold Fields’ surface operations for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009. Surface operations include all of the mines in the Ghana, Australia and Peru operations, the open pit portions of the mines in the Australian operations and the surface rock dump material at the mines in the South African operation.

			Six-Month Period Ended
	Fiscal 2009	Fiscal 2010	December 31, 2010	Fiscal 2011
Production
Tons (‘000)	41,366	44,988	22,789	47,925
Recovered grade (g/t)	1.0	1.2	1.2	1.1
Gold produced (‘000 oz)(1)	1,391	1,686	869	1,713
Results of operations ($ million)
Revenues	1,231.1	1,826.0	1,132.1	2,649.9
Total production costs	921.6	1,156.6	631.0	1,069.3
Total cash costs	769.5	932.8	497.8	816.2
Cash profit(2)	461.6	893.2	634.3	1,833.7
Cost per ounce of gold ($)
Total production costs	663	686	726	624
Total cash costs	553	553	574	476

Notes:

(1)	In fiscal 2009, 1.114 million ounces were attributable to Gold Fields, in fiscal 2010, 1.342 million ounces were attributable to Gold Fields, in the six month period ended December 31, 2010, 0.692 million ounces were attributable to Gold Fields and in fiscal 2011, 1.502 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each period.
(2)	Cash profit represents revenues less total cash costs.

Tons milled and treated from the surface operations increased from 45.0 million tons in fiscal 2010 to 47.9 million tons in fiscal 2011, mainly because of acceleration in the treatment of surface rock dump material facilitated through the introduction of the Python mobile processing plant at KDC.

KDC Operation

Introduction

The KDC mine is located in the Gauteng Province of South Africa in the Far West Rand mining district, some 60 kilometers southwest of Johannesburg. It is South Africa’s largest mine by gold production, with KDC West having produced more than 100 million ounces of gold during its 75 year history. KDC is comprised of the Driefontein and Kloof mines, which were consolidated under a single management team as part of the BPR program.

In fiscal 2011, KDC produced 1.1 million ounces of gold. As of December 31, 2011, KDC had approximately 26,300 employees and approximately 4,000 outside contractors.

History

The Driefontein operation was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines. Gold mining began at Driefontein in 1952. The Kloof operation was the result of the consolidation of the Kloof, Libanon, Leeudoorn and Venterspost mines. Gold mining began in the area now covered by these operations in 1934.

Geology

Geologically, the KDC mine is located on the northwestern and western rims of the Witwatersrand Basin. Three primary reefs are exploited: the Ventersdorp Contact Reef, or VCR, located at the top of the Central Rand Group; the Carbon Leader Reef, or Carbon Leader, near the base; and the Middelvlei Reef, or MVR, which stratigraphically occurs some 50 to 75 meters above the Carbon Leader.

The Driefontein operation is located in the West Wits Line that forms part of the Far West Rand of the Witwatersrand Basin. The operation is geologically divided into an eastern section and a western section, separated by a bank anticline and associated faulting. Gold mineralization at the Driefontein operation is contained within three reef horizons. The Carbon Leader, the VCR, and the MVR, occur at depths of between 500 meters and 4,000 meters. Stratigraphically, the Carbon Leader is situated 40 to 70 meters below the VCR and MVR and is a generally high-grade reef comprising different facies and dips to the south at approximately 25 degrees. The Carbon Leader sub crops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and sub crops to the west. The MVR is a secondary reef, situated approximately 50 meters above the Carbon Leader, and, at present, it is a minor contributor to reserves and production. The average gold grades vary with lithofacies changes in all of the reefs.

The Kloof operation lies between the Bank Fault to the west, and the north trending West Rand Fault to the east. The latter truncates the VCR along the eastern boundary of the mine, with a 1- to 1.5-kilometer up throw to the east. Normal faults are developed sub-parallel to the westerly dipping West Rand Fault, with sympathetic north- northeast trending dykes that show little to no apparent offset of the stratigraphy. A conjugate set of faults and dykes occurs on a west-southwest trend, with throws of 1 to 15 meters. Structures that offset the VCR increase in frequency toward the southern portion of the mine as the Bank Fault is approached.

Mining

KDC is comprised of 13 producing shaft systems that mine different contributions from pillars and open ground, five gold plants of which two process mainly underground ore and three process mainly surface material. Older portions of KDC West, which include Shafts No. 2 (West), 6 (West) and 8 (West), production is focused on remnant pillar extraction and accessing and mining of secondary reef horizons. In the southern, newer portions of the mine, which include Shafts No. 1 (West), 4 (West) and 5 (West), the focus is on scattered or closely spaced dip pillar mining. In the far western portion of the mine, at Shafts No. 10 (West) and 6 Tertiary (West), reclamation and cleaning operations are being conducted. The shafts at the deepest levels of the mine, consisting of Shaft No. 1 Tertiary (West) and Shaft No. 5 Sub-Vertical (West), employ the closely spaced dip pillar mining method. This method provides additional mining flexibility. The current preferred mining method at KDC is breast stoping with closely spaced dip pillar mining, with limited application of scattered and remnant pillar mining in the mature areas. Shafts No. 1 (East), 3 (East), 4 (East) and 7 (East) provide the main centers of current production at the KDC East operation.

Additionally at KDC, over the last several years, the planned extraction schedule for the Shaft No. 1 (East) pillar, or the Main Shaft Pillar, in the VCR, was reduced from an initial 6,000 square meters per month to approximately 2,000 square meters in order to decrease seismicity. Recent work by Gold Fields and Groundwork Consulting (Pty) Ltd. indicated that, towards the latter stages of extraction, the sub-vertical shaft barrels would be threatened and would necessitate a replacement infrastructure, hence alternative scenarios that are being reviewed include not mining the inner section of the pillar in order to protect the Main Shaft infrastructure. Moreover, the profile for Shaft No.7 (East) has also been significantly reduced and simulations of building up Shaft No. 4 (East) production to replace the declining Shaft No. 7 (East) profile are underway. Shaft No. 8 (East) is predominantly mining the lower-grade MVR with reduced remnant mining on the VCR horizon.

Short-term grade management is well-entrenched at KDC and initiatives to drive the mine call factor, or MCF, and quality mining is in place to help achieve the full potential of the mining grade. The objective of the MCF program is to reduce the gap in grade between the stope face and the plant, by optimizing the size of rock fragments delivered to the plant and ensuring effective cleaning of ore accumulations.

Detailed below are the operating and production results at KDC for fiscal 2011 and the six month period ended December 31, 2010 and the operating and production results for Driefontein and Kloof for fiscal 2010 and 2009.

	Fiscal 2009		Fiscal 2010		Six-Month Period Ended December 31, 2010	Fiscal 2011
	Driefontein	Kloof	Driefontein	Kloof
Production
Tons (‘000)	6,217	3,319	6,084	4,299	5,152	10,831
Recovered grade (g/t)	4.2	6.0	3.6	4.1	3.8	3.2
Gold produced (‘000 oz)	830	643	710	567	634	1,100
Results of operations ($ million)
Revenues	726.5	562.3	770.9	613.2	814.4	1,745.5
Total production costs(1)	448.7	413.7	579.1	548.4	675.0	1,309.3
Total cash costs(2)	373.8	328.7	490.4	435.5	545.4	1,059.7
Cash profit(3)	352.7	233.6	280.5	177.7	269.0	685.8
Cost per ounce of gold ($)
Total production costs	541	643	816	968	1,065	1,190
Total cash costs	450	511	691	769	860	963
Notional cash expenditure per ounce of gold produced ($)(4)	610	698	923	1,053	1,149	1,248

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash costs.
(4)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

While no direct comparison can be drawn between the operating and production results of KDC in fiscal 2011 and those of Driefontein and Kloof in fiscal 2010, factors affecting the operating and production results at KDC in fiscal 2011 included changes implemented under the BPR program, safety related stoppages and industrial action.

The KDC operation is engaged in both underground and rock dump mining, and is thus subject to all of the underground and rock dump mining risks discussed in “Risk Factors”. The primary safety challenges facing the KDC underground operation include falls of ground, seismicity, flammable gas, water intrusion and temperatures. Water intrusion is dealt with through drilling, cementation sealing techniques and an extensive water-pumping network. Also, because rock temperatures tend to increase with depth, KDC requires an extensive cooling infrastructure. Gold Fields seeks to reduce the impact of seismicity at KDC by using the closely spaced dip pillar mining method. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Additionally, KDC has instituted a number of initiatives to reduce the risks posed by seismicity, including a detailed analysis of previous seismic events, precondition blasting and backfilling, the use of a support system to reduce the impact of seismic ground motion and to monitor seismic risk parameters to allow quicker reactions to changes. Centralized blasting systems have also been installed to allow better control of blasting so that most of the mine seismicity is triggered during off-shift periods. In addition, during fiscal 2009, the Driefontein operation adopted a revised stope support standard in all areas with friable hang wall and in areas that have the Westonaria Formation Lava hang wall. Continued reviews of remnant and pillar mining areas were also conducted during the year leading to the stoppage of extraction at numerous higher risk areas across the mine. These stoppages reduced the falls of ground incidents, improving mine safety. The Driefontein operation contracted with external seismologists and rock engineers as a seismic task team to assess and improve seismic strategies.

As a result of the electricity stoppages experienced in 2008, and capital allocation decisions, sinking operations at Shaft No. 9 (West) were suspended indefinitely. In the interim, KDC will continue with the drilling program in the area below the lowest area currently being mined, targeting the area expected to be accessed by Shaft No. 9 (West). Gold Fields is also conducting an optimization study on mining below current infrastructure. This study is currently investigating a viable alternative to the Shaft No. 9 (West) project, such as a phased mini-decline system.

KDC continued to process low-grade surface material in fiscal 2011, for which the biggest risk is a decrease in grade of the remaining dumps. Grade management is undertaken through the screening of material to separate out the smaller fraction sizes of ore, which tend to be of higher grade. This process reduces the tonnage that will be available for processing. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. KDC has a risk management system in place that guides the mining of the rock dumps to minimize these risks.

In total, during fiscal 2011, there were 13 fatalities at KDC. Of these, five were due to seismic related falls of ground, five resulted from gravity related falls of ground, two related to tramming operations and one related to a person falling from height. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2011 was 7.95 lost time injuries for every million hours worked, as compared to a lost time injury frequency rate of 6.31 for calendar 2010 and 5.26 for calendar 2009. The fatal injury frequency rates for fiscal 2011, fiscal 2010 and fiscal 2009 were 0.17, 0.13 and 0.24 fatalities for every million hours worked, respectively. Since December 31, 2011, there have been two fatalities to date. A major source of accidents in the mine remains falls of ground, which make up approximately 28% of all accidents. KDC has embarked on a risk management approach whereby significant risks, such as falls of ground, are reviewed by a dedicated committee of specialists and representatives. Aspects such as accident and incident trends, leading practices within the mining industry, as well as lessons learned from internal and external sources, are considered when compiling codes of practice, mine standards and training lesson plans. KDC has on four occasions during the year, achieved the milestone of one million fatality-free shifts, with three of its major producing shafts achieving a fatality-free fiscal 2011. KDC achieved its Occupational Health and Safety Assessment Series, or OHSAS 18001 certification, through external audits conducted in fiscal 2011.

During fiscal 2011, after each major mine incident or accident, KDC received, and complied with, various instructions to halt operations from the Principal Inspector of the Gauteng area of the DMR. See “Directors, Senior Management and Employees—Employees—Safety”.

During fiscal 2011, there was one mine-wide work stoppage, related to wage negotiations, that affected production at KDC. This industry-wide strike affected KDC for four days with a DMR stoppage extending the work stoppage to six days in total. The total shaft hoisting capacity of KDC is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1 (West)	105,000
No. 2 (West)	205,000
No. 4 (West)(2)	57,000
No. 5 (West)	159,000
No. 6 (West)(1)	66,000
No. 7 (West)	—
No. 8 (West)	66,000
No. 10 (West)(1)	—
No. 1 (East)	91,000
No. 3 (East)(2)	76,500
No. 4 (East)	82,000
No. 7 (East)	136,000
No. 8 (East)	73,600

Notes:

(1)	Shafts No. 6 Tertiary (West) and 10 (West) are currently only operated on a limited scale, with the focus on reclamation and cleaning.
(2)	These shafts do not hoist material to the surface. The hoisting capacity refers to sub-surface hoisting.

Assuming that Gold Fields does not increase or decrease reserve estimates at KDC and that there are no changes to the current mine plan at KDC, KDC’s December 31, 2011 proven and probable reserves of 16.6 million ounces (13.3 million ounces if excluding surface sources) of gold will be sufficient to maintain production through approximately fiscal 2028. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which thus could materially change the life of mine. KDC achieved full compliance certification under the International Cyanide Management Code in October 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2011, for each of the plants at KDC:

Processing Techniques

Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(2)	Average milled for fiscal 2011	Approximate recovery factor for fiscal 2011(5)
				(tons/month)	(tons/month)
KDC West DP 1	1972	SAG milling	CIP treatment and electrowinning	255,000	221,750	97%
KDC West DP 2	1964	SAG/ball milling	CIP treatment(3)	200,000	197,853	91%
KDC West DP 3	1998	SAG milling	CIP treatment(3)	115,000	96,424	90%
KDC East KP 1	1968	Pebble milling	CIP treatment(4)	170,000	174,135	91%
KDC East KP 2	1989	SAG milling	CIP treatment and electrowinning	162,000	167,622	98%
KDC East Python 1(4)	2011	Crushing	Flotation	71,000	39,873	87%

Notes:

(1)	KDC West DP 1 was substantially upgraded in fiscal 2004, and KDC West DP 2 was substantially upgraded in fiscal 2003. KDC West DP 3 was originally commissioned as a uranium plant and was upgraded to a gold plant in 1998. Therefore, KDC West DP 3 lists the year commissioned as a gold plant.
(2)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(3)	After CIP treatment, electrowinning occurs at KDC West DP 1 or KDC East KP 2.
(4)	KDC East Python 1 commissioned during 2011.
(5)	Percentages are rounded to the nearest whole percent.

In fiscal 2011, the KDC plants collectively extracted approximately 97% of the gold contained in ore delivered for processing.

Capital Expenditure

Gold Fields spent approximately $319 million on capital expenditures at the KDC operation in fiscal 2011, primarily on the Shaft No. 4 (West) pillar extraction, metallurgical growth plant, residential upgrades, and ore reserve development. Gold Fields has budgeted approximately $333 million of capital expenditures at KDC for fiscal 2012, principally for the Shaft No. 5 (West) decline development, Shaft No. 4 (East) expansion, and ore reserve development.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, some 240 kilometers southwest of Johannesburg, near Welkom and Virginia, and comprises the Beatrix mine. Beatrix operates under mining rights covering a total area of approximately 16,800 hectares. Beatrix is an underground only operation. Beatrix has four shaft systems, with five ventilation shafts to provide additional up-cast and down-cast ventilation capacity and is serviced by two metallurgical plants. It is a shallow to intermediate-depth mining operation, at depths between 700 meters and 2,200 meters below surface. The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In fiscal 2011, Beatrix produced 0.347 million ounces of gold. As of December 31, 2011, Beatrix had approximately 9,200 employees and approximately 1,000 outside contractors.

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

Mining

Beatrix is managed as three operational sections: the North Section (comprising Shaft No. 3), the South Section (comprising Shaft No. 2 and Shaft No. 1) and the West Section (comprising Shaft No. 4). No shafts were closed or opened in fiscal 2011.

Mining at Beatrix is based upon a scattered mining method with the North Section being the primary source of production. Focus on increasing development volumes at Shafts No. 3 and No. 4 to provide future mining flexibility and ore body definition remains essential at Beatrix. However, cessation of activities on some levels, as well as delays associated with water intersections and secondary support upgrading, resulted in a 21% decrease in main development volumes at Beatrix in fiscal 2011, as compared to fiscal 2010. The emphasis on development volumes is planned to continue in fiscal 2012. Overall stoping volumes per month at Beatrix decreased by 13% between fiscal 2010 and fiscal 2011.

During fiscal 2011, development and stoping volumes were in line with expectations but were lower year on year due to a national strike and safety related stoppages. The overall mining grade at the North Section declined between fiscal 2010 and fiscal 2011 and gold output was affected by the lower mine call factor, or MCF, and lower volumes mined. Beatrix continues to seek to improve the MCF at the mine. The power source being used for a variety of activities including drilling is primarily hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high-pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less electrical power usage.

The performance at Shaft No. 4 did not meet expectations in fiscal 2011, primarily as a result of lower than planned volumes mined and a lower MCF, offset by higher values mined.

In fiscal 2011, ongoing improvements were made to rail tracks and ventilation conditions, to increase the logistics capacity and support future mining volumes, and they are expected to continue in fiscal 2012. Lower-grade and marginal mining activities continued to be curtailed at Beatrix in fiscal 2011, despite the increasing gold price, as the mine plans to maintain operating margins.

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

Based on the higher gold price received and in anticipation of improving gold prices in the longer term, a number of incremental expansion opportunities are being examined at Beatrix. Initial development work on the Vlakpan project area commenced in fiscal 2008 which involves an extension of access levels from the infrastructure of Shaft No. 1 and Shaft No. 3. The down dip extension project to access ground below the bottom level of Shaft No. 3 has been revised due the hoisting constraint at Shaft No. 3. Selected high grade areas below current infrastructure will now be mined via winches extending below the current infrastructure.

Detailed below are the operating and production results at Beatrix for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009.

	Fiscal 2009	Fiscal 2010	Six-Month Period Ended December 31, 2010	Fiscal 2011
Production
Tons (‘000)	2,991	3,051	1,965	3,817
Recovered grade (g/t)	4.1	4.0	3.2	2.8
Gold produced (‘000 oz)	391	392	202	347
Results of operations ($ million)
Revenues	339.1	424.6	259.1	555.4
Total production costs(1)	267.7	364.0	213.2	409.9
Total cash costs(2)	217.7	290.3	175.3	335.9
Cash profit(3)	121.4	134.3	83.8	219.5
Cost per ounce of gold ($)
Total production costs	684	929	1,056	1,182
Total cash costs	557	741	868	969
Notional cash expenditure per ounce of gold produced ($)(4)	757	985	1,098	1,221

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2009—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2009—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash costs.
(4)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

Total tons milled increased from 3.05 million tons to 3.82 million tons as the decrease in underground tonnage milled from fiscal 2010 to fiscal 2011 was primarily due to hoisting constraints at Shaft No. 3 during the first half of the year, offset by low grade material (selected underground and surface dump waste) processed at No. 2 plant partially offset by a decrease in underground tonnage milled which was caused by hoisting constraints at Shaft No. 3 during the first half of the year. Gold production was lower in fiscal 2011 and the overall recovered grade in fiscal 2011 decreased compared to fiscal 2010 due to the milling of the lower grade material from surface.

Beatrix processed 1.4 million tons of low grade material during the year and is expected to process more of its low-grade dumps during fiscal 2012 by milling and treating incremental underground waste from the West Section, and selected waste from the northern waste dump at the West Section. The increase in total cash costs per ounce of gold and total production costs per ounce of gold between fiscal 2010 and fiscal 2011 resulted primarily from increases in labor and electricity costs.

Current mine planning and project implementation have taken these power cost increases into account and are aligned with power availability. Beatrix participates in the BPR program to, among other things, reduce energy and utility consumption. Beatrix also participates in a carbon credit program, whereby it will earn carbon emission reduction credits by extracting underground methane. Such methane can also be used to generate electricity.

See “Risk Factors—Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition”.

The Beatrix mine is engaged in underground and surface mining, and thus is subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risks at Beatrix are falls of ground, tramming accidents, winches, ventilation control and flammable gas explosions. Beatrix does experience seismic events and, while the seismic risk is much lower at Beatrix than it is at KDC, the operation manages these events with a seismic network consisting of several geophones.

In February 2009, Beatrix introduced “Khuseleka” (be protected) phase II, which consist of a two day theory and practical training course to improve supervisors’ understanding of certain safety requirements such as risk assessment, planned inspections and observations, and communication. The focus remains on the predominant causes of incidents, namely falls of ground, tramming and winches/rigging, which are part of a formal remedial action tracking system. Methane hazard awareness training also remains an area of focus. During fiscal 2011, following two surveillance audits, Beatrix retained its OHSAS 18001 certification. Beatrix achieved one million fatality free shifts during fiscal 2011, as well as a 28% improvement in all injury rates.

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

Although there were five fatalities at Beatrix in fiscal 2011, Beatrix experienced no shaft closures for any material length of time due to accidents. One fatality was the result of a scraper winch accident, two fatalities resulted from gravity related falls of ground, one fatality was due to drilling into a misfire and the other fatality was the result of a rail bound equipment accident. On a calendar year basis, the lost time injury frequency rate (See “Defined Terms and Conventions”) for fiscal 2011 was 2.95 lost time injuries for every million hours worked compared to 3.31 in calendar 2010 and 3.92 in calendar 2009. In fiscal 2011, the fatal injury frequency rate was 0.19 fatalities for every million hours worked, while the rate was 0.18 in fiscal 2010 and 0.10 in fiscal 2009. Since December 31, 2011, there have been two fatalities at Beatrix to date.

In fiscal 2011, Beatrix was affected by a work stoppage for five days when the National Union of Mineworkers (NUM) called for a national stayaway. See “Directors, Senior Management and Employees—Employees—Labor Relations—South Africa”.

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	138,000
No. 2	138,000
No. 3	170,000
No. 4	120,000

Assuming that Gold Fields does not increase or decrease reserves estimates at Beatrix and that there are no changes to the current life of mine plan, Beatrix’s December 31, 2011 proven and probable reserves of 5.0 million ounces of gold will be sufficient to maintain production through to approximately fiscal 2025. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Beatrix achieved full compliance certification under the International Cyanide Management Code in July 2009.

Processing

The following table sets forth the year of commissioning, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during fiscal 2011, for each of the plants at Beatrix.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2011	Approximate recovery factor for fiscal 2011(2)
				(tons/month)	(tons/month)
No. 1 Plant	1983	SAG milling	CIP treatment	246,000	204,000	96%
No. 2 Plant	1992	SAG milling	CIP treatment	130,000	115,000	93%

Notes:
(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

In fiscal 2011, the Beatrix plants collectively extracted approximately 95.4% of gold contained in ore delivered for processing. In fiscal 2004, Gold Fields installed a Knelson concentrator at the No. 1 Plant which removes gold earlier in the metallurgical process. A gravity concentrating circuit, which was commissioned in November 2006, was installed at No. 2 Plant in order to reduce locked-up gold in the mills and to improve the overall recovery. These improvements to capacity are expected to remain effective going forward.

Capital Expenditure

Gold Fields spent approximately $85 million on capital expenditures at the Beatrix operation in fiscal 2011, primarily on ore reserve development, upgrade to rail infrastructure from high-volume stoping areas, continuing infrastructure development at Shaft No. 3, hydropower equipment, changes to employee hostel accommodations. Gold Fields expects to spend approximately $92 million on capital expenditures at Beatrix in fiscal 2012, primarily on ore reserve development, upgrades to rail infrastructure, continuing hostel accommodation changes, and the continuing infrastructure development at Shaft No. 3.

South Deep Operation

Introduction

Gold Fields acquired control of South Deep on December 1, 2006. South Deep is situated adjacent to KDC, in the Gauteng Province of South Africa. South Deep is a capital project and remains a developing mine where the permanent infrastructure to support expanded production is currently under construction. During calendar 2010, the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the KDC and Beatrix mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new order mining rights.

South Deep is engaged in underground mining and is comprised of one metallurgical plant and two operating shaft systems, the older South Shaft complex and the newer Twin Shaft complex. The South Shaft complex includes a main shaft and three sub-vertical (SV) shafts, two of which are operational. SV2 is used to hoist rock with SV3 being used to transport personnel and materials. SV1 is on care and maintenance and only the upper half of the shaft is accessible as shaft sidewall failure damaged the lower portion of the shaft prior to acquisition by Gold Fields. The Twin Shaft complex consists of a single-barrel main shaft and an adjacent bratticed ventilation shaft, or the Twins Main Ventilation Shaft. While the Twin Shaft complex forms the center of production and capital development activities, opening up, equipping and diamond drilling operations are being conducted in the South Shaft area in order to access new mining areas. The South Shaft complex operates to a depth of 2,650 meters below surface and the Twin Shaft complex operates to a depth of 2,995 meters below surface. South Deep’s workings are at depth and therefore require a significant cooling infrastructure. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centers where it can obtain needed supplies and services. In fiscal 2011, South Deep produced 0.273 million ounces of gold. As of December 31, 2011, South Deep employed approximately 3,500 employees and approximately 3,800 contractors.

History

The current South Deep operations derive from the Barrick Gold—Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second and third quarters of fiscal 2007. The Barrick Gold—Western Areas Joint Venture is named the South Deep Joint Venture.

Geology

Gold mineralization at South Deep is hosted by conglomerates of the Upper Elsburg reefs and the VCR. The Upper Elsburg reefs sub-crop against the VCR in a Northeasterly trend, which defines their western limits. To the east of the sub-crop, the Upper Elsburg reefs are preserved in an easterly diverging sedimentary wedge attaining a total thickness of approximately 120 meters, which is subdivided into the lower “Individuals” and the overlying “Massives.” To the west of the sub-crop, only the VCR is preserved.

The stratigraphic units at South Deep generally dip southward at approximately 12 to 15 degrees and the gold- bearing reefs occur at depths of 1,500 meters to 3,500 meters below surface.

Production at South Deep is currently derived from the Upper Elsburg Reefs. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades and showing more proximal sedimentological attributes in the eastern sector of the mining authorization than the underlying Individuals. The sedimentary parameters of the Upper Elsburg reef units influence the overall tenor of the reefs with gold grade displaying a gradual, general decrease toward the East, away from the sub crop.

The North-South trending “normal” West Rand and Panvlakte faults, which converge on the Western side of the lease area, are the most significant large-scale faults in the area and form the western limit to gold mineralization for the mine.

Mining

At South Deep the main target reef horizon is the Upper Elsburg Massives zone. South Deep uses trackless mechanized mining methods comprising an array of techniques and mobile machines to achieve the most efficient extraction system for any given area in the ore body.

In order to effectively mine the target reefs through massive mining methods at depths between 2,500 and 3,500 meters below surface, the in situ rock stresses need to be reduced from 80Mpa to between 30 and 40Mpa. To achieve this, it is necessary to de-stress the main target reef horizons by mining a 2.2 meter high horizontal slice through the ore body at 17 meter intervals. This is achieved through mechanized mining methods using low profile equipment.

Once an area has been de-stressed, the Elsburg Massives can then be mined through a combination of long hole open stoping, drift-and-fill and drift-and-benching mining methods. During fiscal 2011, the mine successfully continued its trials of long hole stoping at various areas across the mine. As a result, long hole stoping is expected to be a major component of production going forward.

As a developing mine, South Deep is being prepared to ramp up production to 330,000 tons per month by the end of 2015. During fiscal 2011, reef production at South Deep stabilized at approximately 130,000 tons per month. Simultaneously, the development of the infrastructure necessary for the New Mine area continues at a steady pace.

In order to achieve the planned ramp up, efforts are focused on completing adequate de-stress mining to ensure that adequate stoping reserves are available for mining. Significant progress was made in fiscal 2011, and there are currently nine de-stress project areas established and mining compared to five in fiscal 2010.

The Twin Ventilation shaft sinking has been substantially completed with a two meter plug remaining. The new rock winder for the Twin Ventilation shaft has been installed and is on track for full commissioning by July 2012. The new tailings storage facility, or TSF, required at South Deep for the life of mine production, has been completed and was handed over to the mine operational team in May 2011. The near mine surface exploration program for the New Mine project is 82% complete, with the last drill hole expected by August 2013. Capital development rates below the current mining area have improved with 9,463 meters completed to date. The earthworks and civil construction for the Metallurgical plant expansion has commenced and is progressing well.

South Deep secured continuity in the mining operations through the implementation of a two-blasting-shift-day and seven day operational week beginning in fiscal 2010. This intervention has supported the production levels achieved at the mine in fiscal 2011. Progress is also being made on removing hoisting and infrastructure constraints, and implementing systems and procedures that will support the mine at full production. Detailed below are the operating and production results at South Deep for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009.

			Six-Month Period Ended
	Fiscal 2009	Fiscal 2010	December 31, 2010	Fiscal 2011
Production
Tons (‘000)	1,241	1,681	1,101	2,440
Recovered grade (g/t)	4.4	4.9	4.1	3.5
Gold produced (‘000 oz)	175	265	146	273
Results of operations ($ million)
Revenues	155.2	288.7	188.2	427.5
Total production costs(1)	157.6	276.3	175.5	370.6
Total cash costs(2)	125.3	216.1	137.5	293.0
Cash profit(3)	29.9	72.6	50.7	134.5
Cost per ounce of gold ($)
Total production costs	902	1,043	1,200	1,357
Total cash costs	717	816	940	1,073
Notional cash expenditure per ounce of gold produced ($)(4)	1,403	1,640	1,914	2,092

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash costs.
(4)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

The increase in tonnage and gold production was due primarily to the continued build-up in mining production through an increase in long hole stoping and benching, and the milling of low grade surface material. Higher productivity partly offset rising cash costs that resulted primarily from the planned increase in labor in line with the project build-up, wage and normal inflationary increases.

South Deep is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety issues facing South Deep underground operations include seismicity (including seismically induced falls of ground), falls of ground due to gravity and the risk of pedestrians being struck by mobile equipment. Aerial support has been installed to prevent falls of ground. Strict adherence to safe operating practices and procedures are enforced to prevent pedestrians being struck by mobile equipment. In addition, all vehicles and employees’ lamps are being fitted with sensors to prevent employees from being struck by trackless mobile machines. South Deep is mitigating the seismic risks through de-stress mining, the application of backfill and leaving of regional support pillars. In addition, mechanized mining requires fewer workers and reduces the exposure of employees to higher risk areas. South Deep is using a one-pass mesh and bolt ground reinforcement and support system which greatly reduces the incidence of falls of ground.

Gold Fields’ power needs in South Africa are increasing as it builds up production and prepares for the development of long-term infrastructure at its South Deep mine. Eskom has agreed to the additional power requirements for the build up and is installing additional transformers and transmission lines. Annual power cost increases in excess of inflation have been approved by the national energy regulator until fiscal 2013, and the next three-year Multi Year Pricing Agreement is under discussion. In order to mitigate the cost impact, numerous power saving projects have been initiated to reduce power consumption by 5% in fiscal 2012.

On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2011 was 1.67 injuries for every million hours worked, as compared to 2.87 in calendar 2010 and 2.74 in calendar 2009. The fatal injury frequency rate in fiscal 2011 was 0.04 fatalities for every million hours worked compared to 0.07 in fiscal 2010 and 0.08 in fiscal 2009. There was one fatality at the South Deep operation in fiscal 2011 related to a shaft accident. Since December 31, 2011, there have been no fatalities. South Deep conducts regular audits on its safety systems and performance in order to highlight areas of risk. The mine has formulated a comprehensive safety improvement plan, which involves all stakeholders. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Health and Safety”.

There was one labor-related work stoppage at South Deep in fiscal 2011. Industrial action as a result of a deadlock in the annual wage negotiations commenced on Thursday, July 28, 2011, and work only recommenced on Tuesday, August 2, 2011.

Both the ISO 14001:2004 Environmental Management System and the OHSAS 18001 certifications were successfully maintained in fiscal 2011. South Deep’s certification under the International Cyanide Management Code which it received in December 2008 was reviewed in October 2011. In December 2011, South Deep received its water use license.

The total shaft hoisting capacities of South Deep are detailed below.

Shaft System	Hoisting capacity
(tons/month)
Twins Main Shaft	175,000
Twins Main Ventilation Shaft(1)	195,000
SV2 Shaft(2)	60,000
South Main Shaft(3)	60,000

Notes:

(1)	The Twins Main ventilation shaft is under construction and is planned to have a hoisting capacity of 195,000 tons/month once commissioned at the end of fiscal 2012.
(2)	This sub vertical shaft is currently being refurbished and does not hoist material to the surface. It has a capacity of 60,000 tons per month for sub-surface hoisting during the repair process. Material from SV2 is hoisted to the surface via the South Main Shaft. Therefore, the South Shaft complex has a current combined hoisting capacity of 60,000 tons per month.
(3)	This shaft is currently being refurbished and has a capacity of 60,000 tons per month during the repair process.

Assuming that Gold Fields does not materially increase or decrease reserves estimates at South Deep and that there are no significant changes to the life of mine plan, South Deep’s December 31, 2011 proven and probable managed reserves of 39.6 million ounces (approximately 36.6 of which are attributable to Gold Fields, with the rest attributable to noncontrolling shareholders) will be sufficient to maintain production through to approximately fiscal 2080. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

All processing at South Deep is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2011 for the plant.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2011		Approximate recovery factor for fiscal 2011(2)(3)
				(tons/month)	(tons/month)
Twin Shaft Plant	2002	Primary SAG and Secondary Ball milling	Leach, CIP treatment with elution and electrowinning	220,000	200,000	(2)	95.2	%(4)

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Excludes Kloof low grade surface material.
(3)	Percentages are rounded to the nearest whole percent.
(4)	Includes carbonaceous low recovery surface material.

During fiscal 2011, the South Deep plant treated an average of 0.2 million tons per month (excluding Kloof mine toll treatment) consisting of an average of 167,000 tons per month of underground material and 31,000 tons per month of surface material from South Deep. Currently, the plant capacity is being upgraded from 220,000 tons per month to 330,000 tons per month. This upgrade is expected to be completed during the second half of 2012.

During fiscal 2011, 21% by mass of the annual tons milled was returned underground as backfill with the remainder sent to the TSF. The new full plant backfill tailings plant scheduled for commissioning in 2012 will be able to recover up to 78% by mass of the annual tons milled to be returned underground as backfill. The old TSFs were decommissioned in September 2011 and a care and maintenance program was introduced. The first deposit on the newly constructed Doornpoort TSF was in April 2011, becoming fully operational in September 2011. The new TSF has a capacity for the life of the mine.

Capital Expenditure

Gold Fields spent approximately $275 million on capital expenditures at the South Deep operation in fiscal 2011, primarily on continuing the infrastructure development, ventilation shaft deepening and the new tailings dam facility. Gold Fields expects to spend approximately $318 million on capital expenditures at South Deep in fiscal 2012, primarily on development, ventilation shaft deepening, the upgrade of the metallurgical plant to 330,000 tons per month and the full plant tailings backfill system.

Ghana Operations

The Ghana operations are comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

Gold Fields Ghana, which holds the interest in the Tarkwa mine, was owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the government of Ghana. On June 22, 2011, Gold Fields acquired the indirect 18.9% minority stake from IAMGold in the Tarkwa and Damang gold mines in Ghana, for a cash consideration of U.S.$667 million, increasing Gold Fields’ interest in each of the Tarkwa and Damang gold mines from 71.1% to 90.0%, the remaining 10.0% interest being held by the government of Ghana.

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000, together with a heap leach facility, referred to as the North Plant Heap Leach Facility. A new SAG mill and CIL plant commenced continuous operations at the Tarkwa property in November 2004. In December 2008, the expanded CIL plant was commissioned and the stacking of new ore at the South Plant Heap Leach Facility was terminated, although gold harvesting for the existing heaps will continue while it is economically viable. The expansion of the CIL Plant to incorporate a ball mill in close circuit with the SAG mill doubled the capacity of the CIL Plant to 12.3 million tons treated annually. In fiscal 2010, a High Pressure Grinding Rolls Facility was commissioned to re-treat stockpile material and to test the viability of re-treating the South Heap. The capacity of the facility is 3.3 million tons per annum. The total treatment capacity including both the North Plant, the High Pressure Grinding Roll Facility and the CIL Plant is estimated to be 24 million tons per annum.

The Tarkwa mine operates under mining leases with a total area of approximately 20,800 hectares, the entirety of which are surface operations. The Tarkwa mine has access to the national electricity grid, water, road and railroad infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately

90 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road. In fiscal 2011, Tarkwa produced 0.717 million ounces of gold, of which 0.576 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of December 31, 2011, Tarkwa had approximately 2,600 employees and approximately 1,700 outside contractors.

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

Tarkwa currently presents no unusual challenges beyond those faced at most open pit and heap leaching mining operations, including variations in amenability of ores to heap leaching. However, harder ores are expected at Tarkwa which could reduce throughput and recoverable grade at the north heap leach plant. As yet, throughput has not been affected, but heap leach recoveries declined from 75% in fiscal 2010 to 67% in fiscal 2011 as a result of the increase in competent ore, which is less amenable to heap leaching. The operational challenges during the year consisted of increased haul distances and pit depths resulting from greater than expected climatic delays due to heavy rainfall, along with increased fleet capacity and upgrading infrastructure. Due to the hardness of the ore, Tarkwa has focused on operational efficiency and throughput rates through ongoing business improvement initiatives. Additionally, the a secondary crushing circuit in the CIL plant is currently being commissioned, to counteract the impact of the harder ore on the current CIL throughput rate.

Detailed below are the operating and production results at Tarkwa for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009.

			Six-Month Period Ended
	Fiscal 2009	Fiscal 2010	December 31, 2010	Fiscal 2011
Production
Tons (‘000)	21,273	22,716	11,496	23,138
Recovered grade (g/t)	0.9	1.0	1.0	1.0
Gold produced (‘000 oz)(1)	612	721	362	717
Results of operations ($ million)
Revenues	537.2	790.1	468.1	1,122.9
Total production costs(2)	417.8	533.6	279.0	534.8
Total cash costs(3)	368.1	470.0	251.9	479.2
Cash profit(4)	169.1	320.1	215.2	643.7
Cost per ounce of gold ($)
Total production costs	682	740	771	746
Total cash costs	601	652	696	668
Notional cash expenditure per ounce of gold produced ($)(5)	831	743	892	913

Notes:

(1)	In fiscal 2009, fiscal 2010, the six month period ended December 31, 2010 and fiscal 2011, 0.435 million ounces, 0.513 million ounces, 0.257 million ounces and 0.576 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

In fiscal 2011, overall ore tonnage mined was 23.1 million tons compared with 22.7 million tons for fiscal 2010. Total waste mined decreased by 20.8 million tons, from 114.4 million tons to 93.6 million tons, compared with fiscal 2010 due to mid-life rebuild requirements and excessive rainfall. Compared to fiscal 2010 levels, gold production at Tarkwa decreased slightly in fiscal 2011 primarily because of reduced throughput at the north heap leach plant due to ore hardness. Total cash costs per ounce of gold decreased by approximately 2% during fiscal 2011, primarily due to higher gold in process credits. However, savings were achieved through the BPR program.

The Ghanaian gold mining companies which constitute the deregulated mining companies, or DMC, are currently in negotiation with the VRA regarding tariffs applicable for the period June 1, 2011 to December 31, 2011 and have been notified by the VRA of new rates of around U.S.$0.15 per kilowatt hour. The services of the VRA and the services of the transmission and distribution utility are billed separately, while the ECG services are all inclusive. The VRA has provided Gold Fields and the DMC with a draft revised “Power sales and purchase agreement between VRA and Gold Fields Ghana” which is expected to be concluded in April 2012. VRA tariffs for the period from January 2011 to December 2011 have been concluded. A tariff has been agreed with the ECG covering the period June 1, 2010 to May 31, 2011. Tariff rates for June 2011 to May 2012 are being negotiated. The Ghanaian operations are bulk permit holders, which allow them to negotiate rates with the electricity suppliers. The Energy Commission, the regulator of the industry, has notified all participants that power supply and purchase and transmission agreements must be in place by December 31, 2011. Due to the fact that negotiations with the government are still underway, Gold Fields formally notified the Energy Commission that it would not be able to meet the deadline and copied all relevant entities.

During fiscal 2009, the VRA ceased providing electricity transmission as part of the power sector restructuring program in Ghana. A new government-owned transmission company called the Ghana Grid Company Limited, or GridCo, was formed to carry out the transmission functions. The VRA is now responsible for the generation of power alongside other emerging power generation companies. A new VRA substation has been installed close to the Tarkwa mine CIL Plant and the mine has been connected to the national network to the north in addition to the existing southern connection, which is expected to result in more reliable electricity transmission.

See “Risk Factors—Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields results of operations and its financial condition”.

Assuming that Gold Fields does not increase or decrease reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s December 31, 2011 proven and probable reserves of 10.3 million ounces (9.3 million of which were attributable to Gold Fields, with the remainder attributable to the Ghanaian government) will be sufficient to maintain production through approximately fiscal 2022. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occur. Tarkwa had one fatality in fiscal 2011, one fatality in the six months ended December 31, 2010, no fatalities in fiscal 2010 and no fatalities in fiscal 2009. Since December 31, 2011, there have been no fatalities at Tarkwa. On a calendar year basis, the lost time injury frequency rate for fiscal 2011, calendar 2010 and calendar 2009 was 0.21, 0.43 and 0.13 lost time injuries for every million hours worked, respectively. The fatal injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2011 was 0.05 fatal injuries for every million hours worked, while for fiscal 2010 and fiscal 2009 it was 0.06 and 0.0 fatal injuries for every million hours worked, respectively. Tarkwa mine received OHSAS 18001 recertification during the year and maintained its ISO 14001 certification. Tarkwa achieved full compliance certification under the International Cyanide Management Code in June 2008 and was successfully recertified in fiscal 2011.

Processing

Tarkwa’s ore can be processed using either conventional heap leach techniques with acceptable recoveries or SAG milling with a CIL plant. The operation incorporates two separate heap leach circuits, the North Plant and the South Plant. The operation also incorporates a SAG mill with a CIL plant which was commissioned in 2004. An expansion of the CIL Plant to incorporate a ball mill was commissioned in December 2008. The construction of a secondary crushing step on the CIL plant is currently being commissioned to ensure current throughput rates are maintained. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended December 31, 2011, for each of the plants at Tarkwa.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2011(4)	Approximate recovery factor for fiscal 2011(2)
				(tons/month)	(tons/month)
CIL Plant	2004	SAG milling (with ball mill)(3)	CIL treatment	1,000,000	939,778	97%
North Plant Heap Leach Facility	1997	Multiple-stage crushing and screening process and agglomeration	Heap leach with ADR treatment	680,000	689,277	67%
High Pressure Grinding Rolls Facility	2010	High Pressure Grinding Roll Milling	Heap leach with ADR treatment	275,000	286,994	53%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.
(3)	The ball mill was added in December 2008.
(4)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of about 64% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

The SAG Mill and CIL plant operated 6.0% below nameplate capacity during fiscal 2011. The amount of tonnage treated at the heap leach facilities decreased from 9.37 million tons in fiscal 2010 to 8.23 million tons in fiscal 2011 as a result of increasing ore competency. The CIL plant processed 11.43 million tons in fiscal 2011, as compared to 11.18 million tons in fiscal 2010. The High Pressure Grinding Rolls Facility processed 3.49 million tons in fiscal 2011.

Capital Expenditure

Gold Fields spent approximately U.S.$125 million on capital expenditures at the Tarkwa operation in fiscal 2011 (excluding U.S.$94 million spent on capital waste mining, which is expensed), principally for the primary and ancillary mining fleet, heavy maintenance equipment infrastructure, secondary crusher and the Tailings Storage Facility 3 construction. Gold Fields has budgeted approximately U.S.$172 million for capital expenditures at Tarkwa for fiscal 2012 (excluding U.S.$107 million to be spent on capital waste mining, which is expensed), principally for primary and ancillary mining fleet, heavy maintenance equipment infrastructure and tailing storage facility projects.

Damang Mine

Introduction

Abosso, which owns the interest in the Damang mine, was owned 71.1% by Gold Fields, 18.9% by IAMGold and 10% by the Ghanaian government, mirroring the shareholding structure of Gold Fields Ghana. On June 22, 2011, Gold Fields acquired the indirect 18.9% minority stake from IAMGold in the Tarkwa and Damang gold mines in Ghana, for a cash consideration of U.S.$667 million, increasing Gold Fields’ interest in each of the Tarkwa and Damang gold mines from 71.1% to 90.0%, the remaining 10.0% interest being held by the government of Ghana.

The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 330 kilometers by road west of Accra and approximately 30 kilometers by road northeast of the Tarkwa mine. The Damang mine consists of an open pit operation with a SAG mill and CIL processing plant.

Damang operates under a mining lease with a total area of approximately 8,100 hectares. The Damang mine has access to the national electricity grid and water and road infrastructure. Most supplies are brought in by road from the nearest seaport, Takoradi, which is approximately 135 kilometers away, or from Accra, which is approximately 360 kilometers away by road. In fiscal 2011, the Damang mine produced 0.218 million ounces of gold, of which 0.175 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in Abosso. As of December 31, 2011, Damang had approximately 1,000 employees and approximately 900 outside contractors.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on January 23, 2002. Historically, the underground mine was in operation from 1878 until 1956.

Geology

Damang is located on the Damang Anticline, which is marked by Tarkwaian metasediments on the east and west limbs, around a core of Birimian metasediments and volcanics. Gold in the Tarkwaian metasediments and volcanics is predominantly found in the conglomerates of the Banket Formation and is similar to the Witwatersrand in South Africa; however, at Damang, hydrothermal processes have enriched much of this palaeoplacer mineralization. Within the region, the contact between the Birimian and Tarkwaian metasediments and volcanics is commonly marked by zones of intense shearing and is host to a number of significant shear hosted gold deposits including Prestea, Bogoso, and Obuasi.

Palaeoplacer mineralization occurs on the west limb of the anticline at Abosso, Chida, and Tomento, and on the east limb of the anticline at the Kwesie, Lima South, and Bonsa North locations. Hydrothermal enrichment of the Tarkwaian palaeoplacer occurs at the Rex, Amoanda, and Nyame areas on the west limb and the Damang and Bonsa areas on the east limb.

Mining

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting in the open pit occurs in six-meter benches, which are then combined to form steps of three meters with the ore and waste loaded into 100-ton dump trucks. The primary operational challenges include managing the Damang Pit Cutback, or DPCB, and maintaining adequate and timely supply of appropriate plant feed blend. There were no material stoppages to the mining operations during fiscal 2011.

During fiscal 2011, the DPCB pit remained the high-grade fresh ore feed source to the plant. Of the five Tomento pits, four were fully depleted by the end of fiscal 2008 and the oxide in the fifth pit, the Tomento pit 2, was depleted during fiscal 2011. Currently, the main oxide feed sources to the plant are the DPCB, Juno and Rex pits.

The DPCB waste stripping continued in fiscal 2011. A prefeasibility study is currently being conducted for additional waste stripping expenditure over the life of the pit. The waste stripping expenditure, which is projected to increase compared to the original forecast due to the increase in mining volumes, is required for the continued development of the DPCB. The current focus for immediate growth will be concentrated on the larger DPCB, Huni and Juno pits with exploration work being carried out during the fourth quarter of fiscal 2011 and the first half of 2012.

The extension of mining activities to the old Abosso mine tailings coupled with the sterilization drilling of the proposed waste dumping area resulted in compensation needing to be paid to farmers and a resettlement of 44 property owners from four smaller villages in fiscal 2010. The sterilization program became necessary due to limited space being available for waste dumping facilities around the Damang cutback. Resettlement agreements were signed and houses were constructed for property owners in the Huni-Valley and Damang villages without any community incident. Compensation payments and resettlement efforts were required for the Amoanda—Tomento corridor area in fiscal 2011, due to ongoing extensive exploration in the area.

AMS performed a substantial proportion of the mining operations at Damang. Gold Fields has terminated the contract with AMS which termination was effective March 24, 2011. After a study which indicated a substantial cost saving, Damang moved from the outsourced contract with AMS to owner mining from March 2011.

In fiscal 2011, a contractor, Engineers & Planners Company Limited, performed the ore haulage contract work at Damang, using 30-ton trucks to haul the material from the various satellite pits to the Run of Mine, or RoM, pad, which is the ore stockpile dump close to the crushing plant.

Detailed below are the operating and production results at Damang for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009.

			Six-Month Period Ended
	Fiscal 2009	Fiscal 2010	December 31, 2010	Fiscal 2011
Production
Tons (‘000)	4,991	5,028	2,491	4,942
Recovered grade (g/t)	1.2	1.3	1.5	1.4
Gold produced (‘000 oz)(1)	200	207	117	218
Results of operations ($ million)
Revenues	175.7	226.9	152.1	340.8
Total production costs(2)	144.0	135.5	87.5	201.2
Total cash costs(3)	134.4	128.7	74.6	186.1
Cash profit(4)	41.3	98.2	77.5	154.7
Cost per ounce of gold ($)
Total production costs	719	653	748	924
Total cash costs	671	621	638	855
Notional cash expenditure per ounce of gold produced ($)(5)	745	738	1,111	1,056

Notes:

(1)	In fiscal 2009, 2010, the six month period ended December 31, 2010 and fiscal 2011, 0.142 million ounces, 0.147 million ounces, 0.083 million ounces and 0.175 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in Abosso.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenue less total cash costs.

(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009 , see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

The gold production in fiscal 2011 increased primarily as a result of increase in the ore grade mined. Total production and cash costs increased in fiscal 2011 due to increased fuel, power and royalty costs.

Damang obtains its electricity indirectly from the VRA, which generates the electricity. The electricity is distributed by Electricity Company of Ghana, or ECG, which is a distributor for GridCo, the electricity transmission utility. A tariff was agreed with the ECG covering the period June 1, 2010 to May 31, 2011. Tariff rates for June 2011 to May 2012 are being negotiated. See “Risk Factor—Power stoppages, fluctuations and power cost increases may adversely affect Gold Fields’ results of operations and its financial condition”.

Damang has a back-up power generation facility that is owned and controlled by the mine. This is only used during power outages or reduced grid supply capacity from the VRA or the ECG.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan at Damang, Damang’s December 31, 2011 proven and probable reserves of 3.4 million ounces (approximately 3.1 million of which were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana operations) will be sufficient to maintain production through approximately fiscal 2024 (as per new Life of Mine). However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002, including to date. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) at Damang for fiscal 2011, calendar 2010 and calendar 2009 was 0.19, 0.64 and 0.17 lost time injuries for every million hours worked, respectively.

The Damang mine has introduced a safety management system in accordance with OHSAS 18001 and, in fiscal 2011, it was again selected by the Ghana Inspector of Mines as the safest mine in Ghana. The environmental management system at the mine is certified to the ISO 14001 standard. There were no strikes or material work stoppages at Damang in fiscal 2011 or to date. Damang achieved full compliance certification under the International Cyanide Management Code in May 2008 and was successfully recertified in fiscal 2011.

Processing

All ore at Damang is processed through a single facility. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during fiscal 2011 for the plant.

Processing Techniques

Plant	Year commissioned		Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2011	Approximate recovery factor for fiscal 2011(2)
					(tons/month)	(tons/month)
Processing Plant	1997	(3)	Primary and two-stage secondary crushing with SAG and ball milling	CIL treatment	383,000	411,130	92%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.
(3)	The secondary crusher was commissioned in 2010.

Optimization of the Damang mill involves careful blending of hard and soft ores to maximize use of the milling circuit, which remains the major throughput constraint in this plant. Mining operations continue to focus on maintaining an appropriate plant feed blend.

The installation and commissioning of a secondary crusher, intended to increase the higher-grade, hard fresh ore production in the mill feed, was completed on April 30, 2010. The East Tailings storage capacity is currently in the process of being increased to 7.2 million tons (15-month storage) to sustain production through July 2013 by raising the current level to 1,000 meters above sea level.

Capital Expenditure

Gold Fields spent approximately U.S.$57 million on capital expenditures at the Damang operation in fiscal 2011 (excluding U.S.$31 million spent on capital waste mining, which is expensed), principally for the primary and ancillary mining fleet, exploration, and Tailings storage facility construction. Gold Fields has budgeted approximately U.S.$60 million for capital expenditures at Damang for fiscal 2012 (excluding U.S.$32 million to be spent on capital waste mining, which is expensed), principally for primary and ancillary mining fleet, exploration and Tailings storage facility projects.

Australia Operations

When Gold Fields acquired the St. Ives and Agnew gold mining operations from WMC Resources Limited, or WMC, on November 30, 2001, part of the purchase consideration included Gold Fields agreeing to pay a royalty to WMC (a right sold to Morgan Stanley in 2002). Separate, but similar, royalties were payable for gold produced from the St. Ives and Agnew operations.

On June 26, 2002, WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million. On August 26, 2009, Gold Fields executed an agreement with Morgan Stanley pursuant to which the royalty payable by St. Ives to certain subsidiaries of Morgan Stanley was terminated for a consideration of A$308 million ($267.1 million).

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 97,700 hectares. St. Ives is both a surface and underground operation, with a number of open pits, four operating underground mines, a metallurgical CIP plant and a heap leach facility. The St. Ives operation obtains electricity pursuant to a contract with a major mining company that expires in January 2014 and has access to water, rail, air and road infrastructure. Needed supplies are trucked in locally from both Perth and Kalgoorlie. In fiscal 2011, St. Ives produced 0.465 million ounces of gold. St. Ives had a workforce of approximately 470 employees and approximately 550 outside contractors as of December 31, 2011.

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

Mining

St. Ives sources production from a variety of underground and surface operations. The site has a mill that treats primary ore and a heap leach facility which treats low- and marginal-grade ore. The principal production sources in fiscal 2011 included the Argo, Athena, Belleisle and Cave Rocks underground mines together with the Agamemnon, Apollo, Diana, Formidable, Leviathan and Mars Minotaur Link open pits.

Argo Complex. Stoping activities at the Argo mine commenced in November 2003. Production at the Argo underground mine continued throughout fiscal 2011 at similar levels to previous years. Production at Argo in fiscal 2012 is expected to reduce as the available stoping areas diminish. Based on the December 31, 2011 reserves, Argo has a further 18 months of production. Exploration activities are continuing with a view to extending the life of the mine.

Greater Revenge Complex. Mining at the Greater Revenge Area commenced in 1989. The operation utilizes typical open pit and lake sediment mining methods. Cutbacks of the Agamemnon and Mars Minotaur Link pits were mined during fiscal 2011. Limited mining is planned for the Greater Revenge Area in fiscal 2012.

Belleisle Underground Mine. The Belleisle deposit lies in the Greater Revenge Area adjacent to the depleted Mars open pit. The final 20,000 ounces were mined from Belleisle in fiscal 2011 and the mine was closed as scheduled in May 2011.

Cave Rocks underground Mines. Cave Rocks is located approximately six kilometers to the west of the Kambalda West township and was previously an open pit mine completed in 1985. The underground mine utilizes primarily open stoping methods without backfill to extract ore as originally planned and is currently undergoing an intensive delineation and exploration program to extend the life of mine through to 2014.

Leviathan Open Pit. The Leviathan open pit is based on the expansion of a pre-existing open pit located approximately two kilometers southeast of the Lefroy processing plant. The mine utilizes conventional truck and shovel mining practices. Mining occurs through areas previously exploited by underground mining methods, requiring special care when passing through these mined areas. Procedures based on industry best practice in the mining district have been implemented to manage the risks associated with these zones. Production continued at Leviathan throughout fiscal 2011 and is expected to continue until mid-2012.

Athena and Hamlet Underground Mines. Construction at the Athena mine was completed during fiscal 2010 and reached commercial levels of production in July 2011. The construction of the decline from Athena to the new Hamlet mine commenced in December 2010. The first ore extraction from Hamlet occurred in November 2011, with stoping expected to commence in the latter half of 2012. Based on reserves at December 31, 2011 Athena has a life of mine of four years and Hamlet has a life of seven years with prospects of extensions to those lives.

St. Ives’s exploration program in fiscal 2011 led to an improved understanding of the underlying geological mineralization of all mines, enabling consolidation of mine geology and a number of key project areas going forward. At all mines and in particular Cave Rocks, extensional drilling continued in order to replace and extend the existing ore bodies. Continued early-stage exploration and follow-up of prospective targets with first-pass exploratory drilling was also completed in a number of areas. The new mine developments of the Athena underground and the Diana, Formidable and Mars Minotaur Link open pits significantly enhanced production in fiscal 2011. The Leviathan and Formidable open pits are expected to continue to provide the primary source of open pit ore in fiscal 2012.

Underground mining activities at Belleisle, Cave Rocks and Argo were undertaken under an agreement with Carlowen Proprietary Ltd, which trades as GBF Underground Mining, or GBF. GBF provided all the employees and equipment necessary to complete the underground development and stoping for Belleisle, Cave Rocks and Argo. In July 2011, St. Ives transitioned to owner mining at Cave Rocks and Argo (Belleisle was closed in May 2011) with the assistance of GBF who continue to undertake underground development work on access tunnels under a fixed and variable contract expiring in July 2013.

A separate two-year contract for the capital development of the new Athena underground mine (Hamlet was subsequently added) was awarded to Byrnecut Mining Propriety Limited, or Byrnecut, commencing in January 2010. This contract was extended to January 2013. Byrnecut is an access tunnel development and underground contract miner. Byrnecut is liable for claims arising from its performance or non-performance, and any loss, damage, injury or death related to the presence of its employees on site. Byrnecut is not liable for liabilities or losses that are the result of negligence or a breach of a statutory duty of the mine owner. Byrnecut is required to ensure that it and any subcontractors have adequate insurance.

Leighton Contractors Proprietary Limited, or Leighton, performs the surface mining at St. Ives under an alliance agreement. As of December 1, 2011, Gold Fields informed Leighton that it would undertake owner mining after the requisite 6-month notice period. Leighton provides employees and equipment for mining ore and waste from the open pit mines. Leighton is reimbursed 100% of its approved costs and earns an additional margin payment contingent upon Leighton achieving targets in regards to certain key performance indicators. Under the terms of the agreement, Leighton is liable for claims arising from any loss and/or damage related to the negligence, injury or death of its employees and/or damage to any property on the sites. Leighton is not liable for claims or loss resulting from the mine owner’s negligence. Leighton’s liability under the agreement is subject to an aggregate liability cap of A$15 million and excludes losses for business interruption, loss of actual or anticipated revenue, income or profits, and any indirect, contingent or penal damages. Leighton is required to ensure that it and any subcontractors have adequate insurance.

Detailed below are the operating and production results at St. Ives for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009.

	Fiscal 2009	Fiscal 2010	Six-Month Period Ended December 31, 2010	Fiscal 2011
Production
Tons (‘000)	7,262	6,819	3,284	6,745
Recovered grade (g/t)	1.8	1.9	2.3	2.1
Gold produced (‘000 oz)	428	421	243	465
Results of operations ($ million)
Revenues	378.6	460.6	313.4	734.2
Total production costs(1)(2)	350.3	450.6	273.6	575.1
Total cash costs(3)	280.2	318.0	173.9	409.9
Cash profit(4)	98.4	142.6	139.5	324.3
Cost per ounce of gold ($)
Total production costs	818	1,070	1,126	1,238
Total cash costs	654	755	716	882
Notional cash expenditure per ounce of gold produced ($)(5)	802	1,023	918	1,192

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

From fiscal 2010 to fiscal 2011, tonnages at St. Ives remained relatively stable. Gold production was significantly higher than that achieved during fiscal 2010 due to the Athena mine coming into production partially offset by the closure of Belleisle in May 2011. The increase in cash costs from fiscal 2010 to fiscal 2011 as expressed in U.S. dollars was predominantly due to the strengthening of the Australian dollar.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan at St. Ives, St. Ives’ December 31, 2011 proven and probable reserves of 2.8 million ounces will be sufficient to maintain production through approximately fiscal 2018. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. Seismicity is the primary underground safety risk with mining increasingly occurring at depths below 500 meters. The risk is addressed through the use of backfilling and by mining different parts of the ore body in controlled steps to improve stability, which is called stope sequencing. No fatalities were recorded in fiscal 2009, 2010, 2011 or to date. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2011, calendar 2010 and calendar 2009 was 2.86, 5.03 and 1.63 lost time injuries per million hours worked, respectively. St. Ives has a health and safety system that conforms to the requirements of OHSAS 18001 and is integrated with its ISO 14001 environmental management system. Certifications in this respect were maintained during fiscal 2011. St. Ives achieved full compliance certification under the International Cyanide Management Code in August 2009. There were no strikes or material work stoppages at St. Ives in fiscal 2011 or to date in fiscal 2012.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during fiscal 2011, for each of the plants at St. Ives.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2011	Approximate recovery factor for fiscal 2011(2)
				(tons/month)
Lefroy Plant	2005	Single-stage crushing and SAG milling	CIP	375,000	399,425	94%
Heap Leach Facility	2000	Multiple-stage crashing and screening process	Carbon absorption	167,000	162,682	55	%(3)

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.
(3)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of about 60% of contained gold, equivalent to full recovery of all recoverable gold.

The Lefroy Plant was fully commissioned in February 2005 and is located on the south shore of Lake Lefroy, approximately 12 kilometers south of the township of Kambalda. The plant consistently achieved in excess of nameplate capacity throughout fiscal 2011. Optimization continued throughout the year to realize incremental improvements in recovery while maintaining throughput and minimizing costs.

The Heap Leach Facility treats low- and marginal-grade ore from St. Ives. Fiscal 2011 saw significant variability in the costs of operating this process stream. An optimization study was undertaken as part of the BPR program to identify key projects that may improve the overall operating characteristics of the Heap Leach process stream at St. Ives. All such recommendations were implemented by the end of fiscal 2011, resulting in improved throughput capacity and improved unit costs.

The Lake Disturbance Permit required to operate on Lake Lefroy expired in 2011 and a new permit was approved in the same year.

Capital Expenditure

Gold Fields spent approximately A$156 million on capital expenditures at St. Ives in fiscal 2011 (excluding A$21 million on pre-stripping at the open pits, which is expensed), primarily on the development of the Athena and Hamlet underground mines, continued development at the Argo and Cave Rocks underground mines and exploration drilling. Gold Fields has budgeted approximately A$207 million for capital expenditures at St. Ives in fiscal 2012 (excluding A$47 million on pre-stripping at the open pits, which is expensed). These funds are principally earmarked for the continuing development at Athena and Hamlet, establishment of a new tailings facility and exploration drilling.

Agnew

Introduction

Agnew is located 23 kilometers west of Leinster, approximately 375 kilometers north of Kalgoorlie and 630 kilometers northwest of Perth, Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 54,000 hectares. Agnew operated both an underground and the Songvang open pit in fiscal 2011. Underground mining is conducted from the Waroonga Underground Complex which comprises multiple ore zones. Agnew has one metallurgical plant. Agnew is serviced by sealed road infrastructure to the mine gate. Agnew is largely a fly-in fly-out site. Local services including air transport with a sealed runway and accommodation is provided pursuant to an arrangement with a neighboring mine operated by a major mining company. Agnew has access to electricity pursuant to a contract with the same neighboring mine which expires in January 2014. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility. Supplies are generally trucked in from Perth or Kalgoorlie. In fiscal 2011, the operation produced 0.194 million ounces of gold. As of December 31, 2011, Agnew had approximately 240 employees and approximately 200 outside contractors.

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

Mining

The principal production source in fiscal 2011 at Agnew was the Waroonga underground mining complex. The northern cutback of the Songvang open pit commenced in 2011 and this ore has supplemented underground feed to the mill. Mining of this cutback was completed in early 2012 and the stockpiled ore will again supplement underground production throughout 2012. Gold Fields expects that the Waroonga complex will remain the principal production source in fiscal 2012.

Waroonga Underground Complex. The Waroonga Underground Complex currently includes underground mining of the Kim South, Rajah and Main Lode ore bodies. The mining method involves longhole open stoping with paste filling. Ore development tunnels are developed on 20 to 25 meter vertical spacings, with stoping taking place between these tunnels in blocks of 20 to 40 meters along strike depending on ground conditions. Each stope is mucked clean using tele-remote loaders prior to paste filling. Access to the ore body is through a decline tunnel which accommodates workers, materials and equipment. Waroonga underground performance averaged 52,000 tons per month in the fiscal 2011.

During fiscal 2011, development of a new primary return air shaft was completed and new surface fans were installed. This system was designed to ensure sufficient ventilation underground for the life of the mine and will double the current ventilation capacity. Capital development of the Kim and Main declines has been accelerated to enable detailed ore definition drilling of the ore body prior to ore development and to provide drilling platforms for future reserve conversion. See “—Growth and International Projects—Near Mine Exploration”. As part of the BPR program, Agnew has been focused on securing productivity improvements since the implementation of owner mining in mid-2010. In addition, Agnew terminated its contract with its equipment maintenance provider in May 2011 in order to achieve cost improvements. Underground development is performed by Barminco Limited or Barminco. Barminco provides employees, consumables and equipment including drilling, blasting and haulage of development ore and waste. Barminco receives fees under an agreement which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Barminco is liable for claims arising from its performance or non-performance and any loss, damage or injury related to the presence of its employees on the sites. Barminco is not liable for claims or loss due to the mine owner’s negligence. Barminco is required to ensure that it and any subcontractors have adequate insurance. Barminco was awarded a three-year contract for mine development in June 2010. Detailed below are the operating and production results at Agnew for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009.

	Fiscal 2009	Fiscal 2010	Six-Month Period Ended December 31, 2010	Fiscal 2011
Production
Tons (‘000)	1,066	883	417	935
Recovered grade (g/t)	5.6	5.8	5.9	6.5
Gold produced (‘000 oz)	192	165	80	194
Results of operations ($ million)
Revenues	169.9	177.8	102.4	313.1
Total production costs(1)(2)	94.1	108.4	60.1	178.8
Total cash costs(3)	77.6	87.7	50.2	149.3
Cash profit(4)	92.3	90.1	52.2	163.8
Cost per ounce of gold ($)
Total production costs	490	656	755	921
Total cash costs	404	531	631	769
Notional cash expenditure per ounce of gold produced ($)(5)	564	874	961	1,105

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs

and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010 and 2009, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

In fiscal 2011, 0.935 million tons of ore were processed and 0.194 million ounces of gold were produced. Tons processed were higher than fiscal 2010. Gold production was higher than fiscal 2010 due to improved performance at the Waroonga underground mine and access to ore from the Songvang cutback. 94% of ounces produced came from underground, which is a lower proportion than fiscal 2010 due to mining at the Songvang cutback. Total cash costs increased in U.S. dollar terms due to the strengthening of the Australian dollar and the impact of expensing the pre-strip of the Songvang cutback under U.S. GAAP.

Exploration to extend reserves at Waroonga continued to focus on down-dip extensions to the Kim South and Main Lode resources. Deep drilling below the current Main Lode identified several potential high grade but narrow ore bodies. Further delineation of these ore bodies will continue in 2012.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew, Agnew’s December 31, 2011 proven and probable reserves at 1.3 million ounces will be sufficient to maintain production through approximately fiscal 2018. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew is engaged in underground and surface mining and expects to reclaim stockpiles arising from the mined out Songvang operation in 2012. Agnew may pursue further open pit opportunities in the future and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. There were no fatalities at Agnew in fiscal 2011, fiscal 2010, fiscal 2009 or to date. On a calendar year basis, the lost time injury frequency rate for fiscal 2011, calendar 2010 and calendar 2009 was 2.72, 1.11 and 2.13 lost time injuries per million hours worked, respectively.

Agnew deploys a health and safety management system that conforms to the requirements of OHSAS 18001. The mine also has an environmental management system that is certified to the ISO 14001 standard. Agnew has retained ISO 14001 certification following a successful audit undertaken in March 2011. Agnew achieved full compliance certification under the International Cyanide Management Code in March 2010. There were no strikes or material work stoppages at Agnew in fiscal 2011 or to date.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and the metallurgical recovery factor during the fiscal year ended December 31, 2011 for the plant:

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2011	Approximate recovery factor for fiscal 2011(2)
	(tons/month)
Main Plant	1986	2-stage ball milling	CIP treatment	100,00	77,918	94%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent approximately A$61 million on capital expenditures at Agnew in fiscal 2011 (excluding A$11 million on capital waste mining), primarily on further development of the Kim South and Main Lode declines, various capital works projects in the processing plant, including a new gravity circuit, exploration, purchase of underground mobile equipment, and new primary ventilation infrastructure. Gold Fields has budgeted approximately A$72 million for capital expenditures at Agnew for fiscal 2012 (excluding nil budgeted for capital waste mining), primarily for mine development, exploration, mobile equipment rebuilds, and capital works.

Peru Operation

Gold Fields owned a 92% voting interest (80.7% economic interest) in the Cerro Corona mine through its shareholding in La Cima. On April 15, 2011, Gold Fields increased its economic interest in La Cima from 80.7% to its present 98.5% following a voluntary offer to minority shareholders in La Cima to acquire their shares at a cost of $382 million.

Cerro Corona

Introduction

The Cerro Corona mine became operational by the end of the first quarter of fiscal 2009. It forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. Cerro Corona is located approximately 80 kilometers by road north of the City of Cajamarca. Cerro Corona holds mining leases covering a total area of approximately 1,600 hectares and the project was developed over an area of 940 hectares. Cerro Corona’s electricity is supplied through a long-term contract with a Peruvian power supplier and transported through the national power transmission system and a 34 kilometer transmission line constructed by the project. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled. In fiscal 2011, the operation produced 0.161 million ounces of gold and 38,641 tons of copper for a total of 0.383 million gold equivalent ounces, of which 0.159 million ounces of gold and 38,061 tons of copper for a total of 0.377 million gold equivalent ounces were attributable to Gold Fields. As of December 31, 2011, Cerro Corona had approximately 400 employees involved in operating the mine and approximately 1,300 outside contractors involved in both mine operations and tailings dams construction programs.

History

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona mine from a Peruvian family-owned company, Sociedad Minera Corona S.A., or SMC. The agreement called for a reorganization whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following approval of an environmental impact assessment on December 2, 2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of $40.5 million. La Cima subsequently acquired all requisite additional permits to construct the mine and construction commenced in May 2006.

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

The construction of the Cerro Corona mine was completed in July 2008 and the first concentrate shipment was made in September of the same year.

Detailed below are the operating and production results at Cerro Corona the 10-month period from September 2008 to June 30, 2009 (the period of operations at the mine in fiscal 2009), in fiscal 2010 and fiscal 2011.

	10-month period ended June 30, 2009	Fiscal 2010	Six-Month Period Ended December 31, 2010	Fiscal 2011
Production
Tons (‘000)	4,547	6,141	3,102	6,593
Recovered gold grade (g/t)	0.7	0.7	0.8	0.8
Recovered copper grade (%)	0.78	0.70	0.66	0.61
Combined yield (g/t)	1.5	2.0	2.0	1.8
Gold produced (‘000 oz)	105	139	80	161
Copper produced (‘000 tons)	24	41	20	39	(1)
Gold Equivalent Ounces	219	394	200	383
Results of operations ($ million)
Revenues(1)	183.8	411.4	266.6	560.5
Total production costs(2)	120.4	196.7	112.3	238.9
Total cash costs(3)	80.3	135.5	80.6	171.1
Cash profit(4)	103.5	275.9	186.0	389.4
Cost per ounce of gold ($)(5)
Total production costs	553	504	558	624
Total cash costs	369	348	401	447
Notional cash expenditure per equivalent ounce of gold produced ($)(6)	908	560	548	604

Notes:

(1)	Equates to 383,068 ounces on a gold equivalent basis at a price of $1,566 per ounce of gold and $8,859 per ton of copper.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Months Ended December 31, 2010 and 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Years Ended June 30, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	Calculated on the basis of a total of 383,035 ounces of gold and gold equivalent sold.
(6)	Calculated on the basis of a total of 383,068 ounces of gold and gold equivalent produced. For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2011, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

In fiscal 2011, 6,593 million tons of ore were processed compared to 6,141 million tons in fiscal 2010, and 0.161 million ounces of gold were produced, compared to 0.139 million ounces in fiscal 2010, 0.038 million tons of copper were produced compared to 0.041 million tons in fiscal 2010 and 0.383 million gold equivalent ounces were produced, compared to 0.394 million gold equivalent ounces in fiscal 2010. Tons processed and gold production were higher than in fiscal 2010, primarily due to operational improvement projects which resulted in higher throughput and increased recovery.

The single largest contractor employer is Minera San Martin. Minera San Martin carries out all mining activities under the direction of the La Cima mining and geology department. All mine planning, excavation and head grade and engineering specifications to meet the required design performance through the life of mine are directly managed by La Cima personnel. Other contractors provide camp administration and catering, security, safety and laboratory operations. In addition, during the third phase of the TMF construction, which was completed in August 2011, an average of approximately 550 temporary contractors per month were involved in the construction program.

Assuming that Gold Fields does not increase or decrease reserve estimates at Cerro Corona and that there are no changes to the current mine plan, Cerro Corona’s December 31, 2011 proven and probable reserves of 3.1 million ounces of gold and 1,114 million pounds of copper (of which, 3.0 million ounces of gold and 1,109 million pounds of copper were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders at La Cima) will be sufficient to maintain production through approximately fiscal 2028. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Cerro Corona mine involves open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur.

There were no fatalities at Cerro Corona in fiscal 2011 and none to date in fiscal 2012. On a calendar year basis, the lost time injury frequency rate at Cerro Corona for fiscal 2011, calendar 2010, and calendar 2009 was 0.18, 0.00 and 0.32 lost time injuries for every million hours worked, respectively. Cerro Corona has implemented a health and safety management system in accordance with the Gold Fields Full Compliance Health and Safety Management System and in accordance with the OHSAS 18001. OHSAS 18001 certification was obtained in June 2010. The second audit of the integrated ISO 14001 and OHSAS 18001 requirements was successfully completed in August 2011. The fourth amendment to the Cerro Corona environmental impact assessment, or EIA, was approved by MEM in September 2011. In fiscal 2011, for the second consecutive year, Cerro Corona was ranked first for its safety practices in open pit mining by the National Institute of Mining. Further, Cerro Corona incorporated a non-profit organization, “Asociación Puentes para el Desarrollo”, to administrate and co-finance specific social programs.

La Cima entered into a five year labor agreement with the Cerro Corona workers union in November 2011. Over the last few years Peru has seen many cases of conflict and dissention between local communities and mining operations and mining projects, stemming largely from the communities’ desire for greater participation in the economic benefits of these mining projects. Cerro Corona has undertaken extensive community consultation and negotiation since 2003 through the land purchase and permitting process to achieve agreement with local communities on various aspects of community involvement. A comprehensive strategy to work with the communities has been implemented through the operations stages. The main focus of this strategy relies on three pillars which are (i) promoting the development of basic local infrastructure such as roads, telecommunications, electricity, potable water, education and health, (ii) training and employing the local communities, including employing more than 1,000 locals during construction and approximately 500 currently, and developing more than 50 local contractors and (iii) developing economically self-sustaining projects such as a natural pastures and forestation. Gold Fields believes its social strategy has created goodwill with the local communities, with the implementation of key projects such as the paving of the road to Hualgayoc, rural electrification, a potable water plant, and the Kunturwasi highway, among others. The sustainable development projects have been very successful, with more than 700 hectares of natural pastures improved and 300 cows genetically enhanced to improve production of milk. Through the construction and operations phase, La Cima has carefully prioritized the agreements with local communities.

Gold Fields believes that, over time, Cerro Corona has generated strong community relationships; however, there have been instances of conflict with the local communities in the past and members of local communities have blocked road access to Cerro Corona on occasion. The Cerro Corona social team is continuously working to ensure continuity in the relationships. No blockades or demonstrations directly against Gold Fields occurred during fiscal 2011 or to date that have impacted Cerro Corona’s operations. However, a road blockade against the neighboring Conga Project (Yanacocha) did impact the access to Cerro Corona for 11 days in December 2011. Despite this blockade, La Cima did not experience any work stoppages in fiscal 2011.

Activity at Gold Fields’ 50:50 joint venture, Consolidada de Hualgayoc, was restarted by the joint venture partner in fiscal 2011, with funding provided by La Cima, following a suspension in September 2009 due to disturbances between local communities. See “—Growth and International Projects—Near Mine Exploration”

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, for the processing plant at Cerro Corona:

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2011	Approximate recovery factor for fiscal 2011(2)
	(tons/month)
Processing Plant	2008	SAG/ball milling	Conventional sulphide flotation circuit	517,000	549,000	Gold 65% Copper 83%

Notes:
(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

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

Studies are currently being conducted to evaluate alternatives for the treatment of oxide ores which have previously been mined and stockpiled on surface. Management is also considering a heap leach option to treat these ores.

Capital Expenditure

Gold Fields spent approximately $69 million on capital expenditures at Cerro Corona in fiscal 2011, consisting primarily of the construction of further raises to the tailings dam. Gold Fields has budgeted approximately $89 million for capital expenditures at Cerro Corona for fiscal 2012, primarily on the fifth phase of the tailings dam construction and improvements of the process plant facilities, such as de-bottlenecking projects.

Growth & International Projects

Gold Fields’ Growth & International Projects Group, or GIP, manages a diverse portfolio of exploration and development projects in Africa, Europe, Central Asia, the Americas and Australasia. In addition, Gold Fields has a number of exploration projects associated with mineral rights it holds which are adjacent to its active mining operations in South Africa, Ghana, Peru and Australia. The GIP programs are managed from two exploration hubs in Perth, Western Australia and Denver, Colorado. The company also has offices in Santiago, Chile; Lima, Peru; Mendoza, Argentina; Vancouver, Canada; Bamako, Mali; Accra, Ghana; Bishkek, Kyrgyzstan; and Beijing, China. As of December 31, 2011, Gold Fields’ exploration team included 483 full-time and contract employees, of which 148 are geoscientists, who provide the key exploration capability in the regions of focus around the world. In addition to these 483 employees, Gold Fields’ exploration team also employs approximately 600 outside contractors. Gold Fields’ growth strategy is based on a balanced approach to projects, which provides the ability to consider a project at any stage of development, from the greenfields stage through to full feasibility study.

The goal of this strategy is to maintain a consistent pipeline covering all stages of the exploration process in order to deliver a new feasibility level project every one to two years.

Gold Fields budgets to spend about $30 per ounce of gold produced on greenfields exploration, as distinct from the resource development and feasibility staged projects and near mine exploration which refers to exploration around Gold Fields’ mine sites.

Gold Fields focuses its greenfields exploration activities on finding opportunities with the correct balance of quality, size and risk. When determining whether it will proceed with a project, Gold Fields weighs a variety of factors, including acquisition costs, expected operating and capital costs of production, as well as the possible technical, commercial, social, environmental and geo-political risks against the expected returns for the project. Other important considerations include the optionality embedded in the project and its strategic importance in terms of geographic diversification and production profiles. This could result in consideration of additional multi-commodity targets such as copper-gold deposits or gold-silver type deposits.

Outside South Africa, the focus is on growing Gold Fields’ three international regions of West Africa, Australasia and South America with the objective of achieving one million ounces per annum of production from each region. Gold Fields will leverage off its established infrastructure wherever possible to reduce development hurdles and delivery timelines for new opportunities. Near mine exploration projects, which are adjacent to Gold Fields’ existing mining operations, endeavor to capture any possible operating synergies which can be realized, for example, by sharing processing plants and other infrastructure, which has a knock-on effect with regard to minimum project size criteria. For greenfields projects, Gold Fields makes use of its existing operating centers in Ghana (through Gold Fields Exploration (Ghana) Ltd.), Australia (through Gold Fields Australasia Pty. Ltd.) and Peru (through Minera Gold Fields Peru S.A.) to pursue, incubate and facilitate new opportunities within other prospective countries in the respective regions.

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

Gold Fields divides the different phases of an exploration target’s development into what it refers to as the resource pipeline. An exploration project normally comprises several distinct exploration targets and the resource pipeline provides for the progression of the exploration targets in five stages: (1) target definition, (2) initial drilling, (3) advanced drilling, (4) resource development and (5) feasibility study. To be successful, exploration targets need to be drill tested and moved up to the next exploration phase, or be divested. There is therefore a focus on turning over targets as quickly and as effectively as possible by drill testing. Greenfields exploration is generated by reviewing and ranking the most prospective terrains across the world and exploration areas are selected after considering country risk and strategic fit. Each exploration region continuously monitors and reviews third party projects at all stages of development.

Greenfields Exploration

The table below provides a breakdown of the number of targets in Gold Fields’ four main exploration regions, as well as targets in the rest of the world, for each of the five stages of the resource triangle as of December 31, 2011. The table does not include near mine exploration projects on sites adjacent to Gold Fields’ existing operations.

Phase	Africa	Australasia	South America	North America	Rest of World	Worldwide
Feasibility Study	0	0	1	0	0	1
Resource Development	0	1	0	0	1	2
Advanced Drilling	1	0	0	1	1	3
Initial Drilling	3	16	5	3	0	27
Target Definition	94	21	25	1	0	141

During fiscal 2011, Gold Fields spent approximately $80 million on greenfields exploration projects not adjacent to its mining operations. Gold Fields’ total budget for greenfields exploration for fiscal 2012 is approximately $110 million.

Initial Drilling Projects

In the East Lachlan Fold Belt of New South Wales, Australia, Gold Fields holds an 80% interest in six project areas (Wellington North, Cowal East, Jemalong, Moorefield, Parkes-Clancy and Parkes-Centaurus) and has completed the 51% earn-in of a potential 80% earn-in in the Myall joint venture. Gold Fields has expanded its own ground position in this world class gold-copper porphyry belt with the addition of four new project areas in its own right and now holds approximately 2,100 square kilometers in the belt.

A substantial full field air-core drilling program remains ongoing at the Myall concession focused on the discovery of concealed porphyry gold-copper systems that have breached the paleo-surface. Elsewhere in the belt, 14 initial drill targets have been tested in fiscal 2011 with some encouraging results. Focused target definition work consisting of airborne and ground geophysical surveys and auger drilling coupled with multi-element and multi-spectral analysis has revealed a number of porphyry related anomalies at the Wellington North project. Further work at the Cowal East joint venture has identified both epithermal gold and porphyry gold-copper targets. These and other targets are scheduled for initial drilling in early 2012 while greenfields target definition work continues.

Gold Fields currently manages over 20,000 square kilometers of tenements at its Delamerian project in South Australia. This large landholding is comprised of both 100% Gold Fields-owned concessions, concession applications and concessions under a joint venture agreement with Australian Zircon Limited. This is an early stage greenfields project targeting covered orogenic gold mineralization in an unexplored province. Geophysical surveys, aircore drilling and soil sampling have identified a number of target areas of low level anomalism. A single diamond drill hole completed at the Haylands target intersected hydrothermal alteration associated with anomalous gold, zinc, copper and bismuth values which validates the targeting criteria. Additional targets have been defined and prioritized for initial drilling in 2012.

In the Newcastle Range area of Queensland, Australia, six new tenements covering 1,186 square kilometers have been acquired targeting epithermal and intrusion related gold mineralization in Permo-Carboniferous rhyolitic breccia complexes akin to the adjacent Kidston gold mine. Initial exploration involving target generation and initial drilling will take place in 2012.

In the Drummond Basin area of Queensland, Australia, six tenements covering 1,342 square kilometers have been applied for targeting porphyry copper-gold style mineralization. Field programs are scheduled to commence upon granting of the licenses in 2012.

At the historical mining district of Mt. Morgan, Queensland, Australia, Gold Fields has acquired five tenements covering 902 square kilometers targeting porphyry copper-gold deposits. First pass geological reconnaissance has been undertaken with the 2012 work program currently under consideration.

In the Philippines, Gold Fields terminated its earn-in agreement on its three Batangas joint ventures with Mindoro Resources in the first quarter of fiscal 2011. All targets were drill tested and results did not warrant further work. Gold Fields retains no further interest in the projects.

In September 2011, Gold Fields signed an option agreement with Bezant Resources PLC to acquire 100% of the Mankayan copper-gold project located on Luzon Island in the Philippines. The Mankayan project is immediately adjacent to the Far Southeast project and contains a buried gold-copper porphyry deposit located at Guinaoang about four kilometers east of the Far Southeast deposit. Diamond drilling is planned at Mankayan in 2012.

In Peru, Gold Fields is exploring the Moquegua and Tacna projects located in the southern Altiplano region. Initial reverse circulation drilling partially tested the Ichocollo porphyry gold target at the Tacna Project in September 2011. However, the drilling program was suspended after two holes due to regional social unrest. This program is scheduled to resume in early 2012 followed by initial reverse circulation drilling programs on two other target areas. At the Moquegua Project, an initial drilling program of six diamond drill holes was completed between August and November 2011 (on the Pacosani breccia target). Final assay results were disappointing and no further work is planned at the Pacosani target. In December 2011, initial diamond drilling commenced on the Chapi Chiara epithermal gold target, which is part of the Amantina joint venture signed with Vena Resources Inc., to earn up to a 70% interest. The Amantina joint venture property is contiguous with the Moquegua project.

In Chile, Gold Fields has an option agreement with SBX Asesorias e Inversiones, a private Chilean company, which grants Gold Fields the option to acquire 100% of two properties, Salares Norte and Piedra. At

Salares Norte, Gold Fields completed an initial reverse circulation drilling program in April 2011. The 933 meter program consisted of three widely-spaced holes which tested combined geophysical and soil geochemical anomalies considered prospective for epithermal gold-silver mineralization. Results were encouraging and follow-up diamond drilling commenced in December 2011. On February 7, 2012, Gold Fields notified SBX that it would exercise its option. On February 15, 2012, the concessions were registered under the name Minera Gold Fields Salares Norte Limitada, a wholly owned subsidiary of Gold Fields.

In May 2011, an option agreement was signed with S.L.M. Rio Baker, a private Chilean company, which grants Gold Fields the option to acquire 100% of the Rio Baker property, which is adjacent to Salares Norte. Target definition work consisting of geological mapping, soil sampling and geophysical surveys is in progress and initial drilling is scheduled for early 2012.

Gold Fields also has an option to acquire 100% of the nearby Pircas gold property held by S.C.M. Aguas Heladas, a private Chilean company. In May 2011, a follow-up reverse circulation drilling program on the main breccia target was suspended by early winter snowstorms. This drilling program will resume in 2012.

In Argentina, Gold Fields signed a joint venture agreement in October 2011 to earn up to a 70% interest of the Taguas gold-silver project from Minera S.A., a private company. The project is located in the El Indio gold belt in San Juan province. Diamond drilling commenced in December 2011 and will continue into 2012.

In northern British Columbia, Gold Fields is earning up to a 75% interest in Cascadero Copper Corp.’s Toodoggone copper and gold property. The initial diamond drilling program concluded in October 2009. In June 2011, a helicopter-supported initial drilling program was completed on the Mex porphyry copper-gold target which was not drilled in the 2009 campaign. Logging and assay results confirmed the presence of a porphyry system and additional work will be completed in 2012 aiming to identify higher grade zones within the complex.

In Ghana, Gold Fields conducted exploration work over the Wenchi, Asheba, Edwenase and Boako licenses. Gold Fields concluded a joint venture agreement with Pramere Resources on their exploration license located north of the Ayanfuri deposit along the Asankrangwa belt. At Wenchi, results warrant no further work by Gold Fields. At the Asheba Project, assays were received from initial drilling completed in early 2011, which confirmed mineralization in two prospect areas consistent with expectations. Follow-up drilling is expected to be completed by mid-2012. At the Edwenase Project, soil sampling and trenching has defined several new targets which warrant drill testing. Drilling commenced in December 2011 and will continue into the first quarter of 2012. At the Boako Project, infill soil sampling has defined three priority zones which will be followed up with a combination of trenching, air-core and reverse circulation drilling.

At the Telikan gold project in Guinea, Gold Fields completed follow-up soil sampling and trenching on two targets which warrant drilling. A 5,000 meter reverse circulation drilling program commenced in December 2011.

Advanced Drilling Projects

In central British Columbia, Canada, Gold Fields is exploring the Woodjam project for copper-gold porphyry deposits. The project comprises two separate joint venture agreements which were signed in July 2009 and May 2010 with Fjordland Exploration Inc. and Cariboo Rose Resources, respectively, to earn up to a 70% interest. In November 2011, Fjordland Exploration and Cariboo Rose completed a “plan of arrangement” which spun out the Woodjam project into Consolidated Woodjam Copper Corp., a separate company now listed on the TSX Venture Exchange. The property comprises some 56,800 hectares covering several known porphyry copper and gold targets including the SE Zone, Takom, Megabuck and Deerhorn zones. Additional prospective third party concessions totaling 2,150 hectares within the project area were optioned during 2011 and have been incorporated into the joint venture. In July 2011, Gold Fields also signed a joint venture agreement to earn up to a 70% interest of the nearby 8,902 hectare Redgold copper-gold property which is owned by two private individuals.

In January 2011, the Woodjam project was promoted to the advanced drilling stage based on positive results of the initial drilling programs. As of November 2011, Gold Fields has completed a total of 53,534 meters of diamond drilling and 173 meters of reverse circulation drilling on multiple targets within the Woodjam project and completed the expenditure requirements to earn an initial 51% interest in the property by the end of December 2011. It has also completed 1,751 meters of diamond drilling on the adjacent Rand option and 2,174 meters of diamond drilling on the Redgold property. Gold Fields completed a conceptual mining study for the project and the maiden copper-gold resource for the South East zone as first reported in February 2012.

In southwestern Mali, Gold Fields is exploring the Yanfolila and adjacent Kangare gold projects. Yanfolila is an advanced drilling stage project which comprises 97,600 hectares of concessions covering several mineralized areas including the Komana East, Komana West, Kabaya South and Solona targets. Gold Fields owns an effective 85% interest of the Yanfolila properties (assuming a 10% interest will go to the Mali government upon granting of the mining license). Kangare is located north of Yanfolila and comprises 118,900 hectares of granted concessions and applications at the target definition and initial drilling stage. Gold Fields owns an effective 90% interest of the Kangare properties (assuming a 10% interest will go to the Mali government upon granting of the mining license). Additional drilling is in progress on several other targets and will continue into the second quarter of 2012. On the Kangare project, Gold Fields has completed extensive geophysical and geochemical surveys and aircore drilling to define several gold targets. Initial bedrock drilling using combined reverse circulation and diamond drilling at the Tinguele target in August 2011 defined a large gold-bearing alteration system. Follow-up drilling is in progress.

In northwestern Kyrgyzstan, Gold Fields owns a 60% interest in the Talas joint venture with partner Orsu Metals Corporation. The Talas joint venture covers four exploration licenses which are prospective for copper-gold porphyry deposits. Most of the exploration work completed has focused on the Taldybulak copper-gold deposit. Due to ongoing social and political unrest in Kyrgyzstan, field work has been suspended. In October 2011, a new President was elected and he is in the process of consolidating his new government. Gold Fields and its partner will continue to monitor the situation and make a decision on the way forward by the end of the first quarter of 2012.

International Projects

Chucapaca Feasibility Study

In February 2010, Gold Fields, through its exploration subsidiary, Minera Gold Fields Peru S.A., completed its back-in right to earn a 51% interest in the Chucapaca joint venture project with Compania de Minas Buenaventura S.A., or Buenaventura, in southern Peru. Gold Fields and Buenaventura have registered Canteras del Hallazgo S.A.C., or CDH, as the joint venture company to hold, explore, and potentially develop the Chucapaca gold-copper property. Following completion of a scoping study in 2010, Gold Fields, through CDH, commenced a feasibility study for the Canahuire deposit on the Chucapaca Project.

Gold Fields is making progress towards completion of the Canahuire feasibility study and the submission of an environmental impact assessment, or EIA. A total of 12 drill rigs have been on site during 2011 working on infill and geotechnical drilling within the Canahuire resource area. Results were consistent with expectations and a feasibility study is planned for completion in the second half of fiscal 2012. The additional completed drilling included sterilization drilling and additional holes for the collection of metallurgical samples. Metallurgical variability tests have been completed and a metallurgical optimization study is in progress. The results of this work will feed into the plant throughput and process design for the EIA and the feasibility study. Baseline work for the EIA is expected to be completed in the second half of 2012. However, recent legislation like the Law of Previous Consultation requiring the government to consult with indigenous or tribal communities on legislative or administrative measures that may directly affect their collective rights could delay the process of governmental approval. In this case, governmental approval of the EIA and the social license might take longer than Gold Fields initially projected, therefore resulting in delays to the development of the project. As part of Gold Fields’ formal agreements with the communities, a significant effort has been made to hire and train local employees as well as establish sustainable development programs within the communities impacted by the project.

During fiscal 2011, Gold Fields announced that it expects the initial investment at Chucapaca to be increased to $1.2 billion from $750 million on a 100% basis.

Greater Damang Project Pre-feasibility Study

The Greater Damang Project comprises a pre-feasibility study aiming to develop large cutback on the existing Huni-Damang-Juno deposits at the Damang mine in southwest Ghana. A potential “Superpit” with a length of nearly 3.5 kilometers was identified in 2010 following conceptual modeling of the deposit, and confirmed as potentially viable by a 25,000 meter proof-of-concept drilling program completed in May 2011.

Pre-feasibility studies commenced in June 2011. A further 38,000 metres of drilling was completed to provide drilling suitable for declaration of an Indicated Resource. Additional work includes detailed evaluation of the open pit cutback potential, geotechnical drilling of the deposit, design and financial evaluation of new processing facilities capable of supporting increased production rates, and a full environmental assessment. The project is progressing to schedule to be completed in the first half of 2012 and to potentially move into feasibility, assuming a positive result.

Arctic Platinum Project Scoping Study

The Arctic Platinum Project is located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. APP is assessing a number of potential surface mineable platinum group elements plus copper and nickel deposits located within the Portimo and Narkaus mafic layered intrusions.

From 2009, Gold Fields has investigated the potential of applying the hydrometallurgical process, Platsol®, instead of off-site smelting options to recover copper, nickel, gold and the platinum group elements (platinum, palladium and rhodium) from flotation concentrates, which would be produced in an on-site facility. Initial metallurgical testwork returned positive results and further engineering work was conducted to provide initial operating and capital cost estimates to use hydrometallurgical recovery on a commercial scale at APP.

Gold Fields proceeded to full scale Platsol® pilot plant testwork in 2011. All testwork demonstrated that the process can provide a viable option for the Suhanko Project ores. Optimization of the process and trade-off studies concerning processing options and product marketing remained ongoing at the end of 2011 and will continue into 2012.

Additional work completed in 2011 included updating of the environmental permitting requirements for the Suhanko Project and potential extensions, and drilling of additional prospects in the immediate Suhanko area to scope the potential for additional material for the project. Drilling, additional metallurgical testwork, and ongoing mining and project pre-feasibility studies will continue through 2012 with an aim to complete a pre-feasibility study by the end of 2012.

Far Southeast Scoping Study

On September 20, 2010 Gold Fields entered into two option agreements with Lepanto, the 60% owner, and Liberty, the 40% owner of the gold-copper FSE, in the Philippines granting Gold Fields an option to acquire a 60% interest in FSE for a total consideration of $340 million. After paying option fees of $10.0 million and making two down-payments of $44 million and $66 million in September 2010 and September 2011 respectively, Gold Fields decided to bring forward half of the remaining $220 million payment to acquire Liberty’s 40% interest in FSE. Gold Fields continues to hold its option to acquire an additional 20% stake in FSE from Lepanto for a further $110 million, which, if exercised, would increase its total interest in FSE to 60%.

The Liberty and Lepanto options were initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a FTAA for the project. A FTAA licence allows a foreign corporation to control a majority interest in a Philippine mining project. Notwithstanding this provision, Gold Fields had the discretion to exercise either option prior to the FTAA being granted and decided to exercise the Liberty option earlier than originally planned due to the fact that: due diligence results to date demonstrate significant upside to the resource potential; by acquiring ownership of 40% Gold Fields was able to demonstrate its commitment to the project and formalize its partnership with Lepanto; and the early exercise of the Liberty option does not affect the remaining 20% Lepanto option, which continues to be exercisable in accordance with the terms of the agreement.

The FTAA application for the FSE project was filed in November 2011 and based on the date of the filing Gold Fields expects it could be granted in the second half of 2012. Gold Fields also expects to have a maiden resource statement for FSE and commence a pre-feasibility study later this year.

During 2011, eight underground diamond drill rigs operated from an underground drilling platform on the 700 meter level of the existing Lepanto Mine. Activities were suspended in October 2011 following a rush of water from historic mine workings which flooded pumping facilities and subsequently the drilling platforms. Drilling is scheduled to recommence beginning in the first quarter of 2012 and ramping up to full production by mid 2012. Nearly 31,000 meters of drilling had been completed by December 31, 2011. Early drill results support the existence and extent of the known core of mineralization and identified further extensions, both laterally and at depth, outside of the main central zone of higher grade mineralization. Drilling will continue to scope the system and infill. In addition to the drilling and as part of the due diligence studies of Gold Fields, a comprehensive geotechnical program is underway as well as studies on hydrogeology, mining methods and potential sites for tailings disposal and infrastructure. Approval for surface drilling was obtained during the third quarter of 2011, and ground preparation and drilling has commenced. The community relations team has ramped up its activities in the district and initiated sustainable development programs in partnership with the local communities

Near Mine Exploration

The St. Ives mine in Australia is in the process of building up the Athena-Hamlet complex within the highly prospective Argo-Athena camp. The camp is situated within the St. Ives lease area, five kilometers from the Lefroy Plant CIL processing facility. After its initial discovery in 2006, the Athena mine development commenced in 2009. Construction at the Athena mine was completed during fiscal 2010 and the mine reached commercial levels of production during fiscal 2011. Development of the Hamlet mine commenced in calendar 2010 utilizing the same Athena portal site and infrastructure, and first ore development commenced in late fiscal 2011.

Framework diamond drilling has been completed around the Victory complex. Prospective new mineralization has been identified to the west of the current Leviathan pit which will require follow up. Additional mineralization was also identified in the vicinity of the Britannia Footwall, Sirius and Paddy’s resources.

Target generation drilling was carried out at several other targets and reserve conversion and extensional drilling is in progress at Athena, Hamlet and Cave rocks.

At the Agnew gold mine in Australia, recent drilling has identified three high grade ore-shoots developing at depth on the Waroonga Main Lode North; the Fitzroy, the Bengal and the Hastings shoots. The Fitzroy and Bengal shoots plunge steeply to the northwest and may intersect with the Porphyry Link Zone which was previously identified between the Main North and Kim Lodes. Results of drilling have been positive and an initial surface deep drilling program remained in progress through the end of 2011 aiming to define inferred resources on high grade shoots (termed Fitzroy, Bengal and Hastings) in this area. Additional follow-up drilling will be completed in 2012.

Assay results from two new holes into the Porphyry Link Zone suggest that the extensions to the shallow plunging, moderate grade mineralization situated on the southern edge of the Kim South Lode extends to the south and may potentially join up with the high grade mineralization in the Fitzroy and Bengal Shoots. Although the immediate focus at Waroonga will be on confirming grade and continuity of the high grade shoots, this mineralized trend between Kim Lode and the Fitzroy Shoot requires follow-up which will also be scheduled for the 2012 work program.

Recent reconnaissance aircore drilling was completed to the north of the Cinderella deposit. Two zones of shallow mineralization were delineated, approximately 200 meter and one kilometer respectively north of the potential Cinderella pit position. A follow-up drilling program is planned.

At the Damang gold mine in Ghana, the Greater Damang Project described under International Projects forms the main site project for 2011 and 2012. To accompany this initiative, additional near mine activities will focus on the definition of potential extensions to the Rex and Amoanda deposits to the south of the Greater Damang Project area. Considerable depth and strike potential exists on both project areas as highlighted in the full geological review completed in 2011 by external consulting specialists. Drilling late in 2011 has tested the immediate strike extent of Amoanda and activities will continue into 2012.

Early stage exploration activity has been limited at Damang in recent history. Recent re-interpretation work over the entire tenement holding has highlighted a number of conceptually prospective target areas. Target definition and initial drilling activities are planned for 2012 to test the highest ranking prospects including the Bonsa Forest Hydrothermal and the Central Anticline prospect.

At the Cerro Corona copper-gold mine in Peru, initial assay results of the recently completed Phase 2 infill and extensional drilling program appear to generally confirm the existing resource model, with local areas of either higher or lower grade than modeled. The data will be used to develop a revised litho-structural-alteration model and resource update to better define the Life of Mine reserves.

Exploration framework drilling commenced in June 2011 on the adjacent Sylvita Project. Of the five holes completed, three have successfully intersected altered porphyry and two intersected limestone with narrower dykes intruding the sequence. Skarn and sulphide manto mineralization has been observed in the limestone close to dykes and the porphyry, with some indications of localized strong copper mineralization.

The Oxide Stockpile Drilling project was completed in June 2011. Assays received confirmed the estimated grade of the stockpile, as well as distribution and levels of soluble copper (which were very low) within the stockpile stack. Full analysis and modeling of the stockpiles was completed in July 2011.

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

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan/program, which supports a mine closure plan. In addition, during the operational life of the mine they must provide for the cost of premature mine closure rehabilitation and post-closure maintenance and monitoring once mining operations cease. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The current estimated cost for rehabilitation associated with premature closure is fully funded in the form of cash in DMR-controlled trust funds and insurance guarantees. The trust fund system enables annual revisions and associated payments to be made in a tax-efficient way, while providing comfort to the regulators that the operator has the means to rehabilitate any mine after operations have ceased. As of December 31, 2011, Gold Fields had contributed more than Rand 1,313.3 million, including accrued interest, to the fund and has obtained insurance guarantees for the remaining environmental liability. Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in South Africa, and has received full certification under ISO 14001 for all surface portions of its South African operations including the shafts. South Deep is now aligned with the other operations in terms of its environmental management system which was successfully certified in fiscal 2009.

In addition, Gold Fields became a signatory to the International Cyanide Management Code, or Cyanide Code, on November 3, 2005, along with nine gold companies and five cyanide manufacturers. All of Gold Fields’ operations are committed to ongoing compliance with the Cyanide Code. The implementation structure of the Cyanide Code allows the operations up to three years from the date of becoming a signatory to have independent, third-party audits conducted to evaluate compliance status. As of March 2010, all of Gold Fields’ operations had obtained full compliance under the Cyanide Code.

Under the National Water Act, all water in the hydrological cycle is under the custodianship of the State held in trust for the people of South Africa and water users have been required to re-register their water uses. In addition, the National Water Act governs waste water and waste water discharge into water resources. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of its South African mines by means of pumping in order to preserve the quality and quantity of natural water. The pumping and discharging of water (or the dewatering process) for safe mining purposes preserves the quality of naturally occurring water because the water is captured at points in the mine where it has not come into contact with mined out areas where it could be exposed to pollution sources like pyrite. The Kloof operation was issued a water use license in December 2008 that expired in December 2011. The Group has applied for a renewal and amendment to this license. Pending approval of the Kloof water use license, the Group has obtained a regulatory directive from the DWA, that permits the continuation of water uses at its Kloof operations while its application is being processed. Historically, the Group has been in compliance with the license granted to the Kloof operation in 2008. However, since February 2011, the water discharged from one of the shafts of the KDC operation covered by the Kloof license has exceeded the discharge parameters specified by the license. The Group has informed the DWA and has investigated the cause of the exceedance. One of the key findings of the investigation was that the increased discharge was most likely due to external variables beyond the control of Gold Fields. Based on this information, Gold Fields was granted a concession that included a correction to the discharge limit, which now accounts for the change and renders Kloof compliant. The Driefontien operation was also recently issued a water use license. However, due to certain discrepancies in the information provided for the water use license, the group has been in discussions, with the DWA to revise the license and, in addition, will be applying for an amendment to the water use license to include certain water uses previously not required and therefore not previously applied for. The Group believes that it is discharging water within the parameters of the license but there can be no assurance that a revised license will be issued or that the DWA will not determine that the Group is not in compliance with its requirements.

While there was a delay in processing the water use license application at South Deep, which was submitted within the applicable time limits, Gold Fields was issued a new water use license for South Deep in December 2011. The DWA has advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorized and it need not apply for a new license. However, Beatrix has nevertheless submitted a water use license application process which is currently being processed. Therefore, management believes that the South African operations now have all required authorizations to undertake regulated water uses for purposes of carrying out its mining operations.

The Atmospheric Pollution Prevention Act 45 of 1965, or APPA, has been repealed and while some of the regulations promulgated under APPA remain in force, air pollution is now regulated under The National Environmental Management Air Quality Act, 2004, or Air Quality Act. Scheduled processes are now listed under the Section 21 Notice, and minimum emission standards have been set for each listed activity. If a process is listed, it will be necessary to convert existing APPA registration certificates to Atmospheric Emission Licenses under the Air Quality Act, or to apply for such a license under the Air Quality Act. Gold Fields believes it is on schedule to obtain Atmospheric Emission Licenses under the Air Quality Act in relation to its South African operations, where applicable. Monitoring of stack emissions in accordance with the concentration limits set out in the Notice will also be required. To the extent that more stringent requirements may be introduced regarding dust, Gold Fields is positioning itself operationally over the near to medium term.

The National Environmental Management Amendment Act 62 of 2008, or NEMAA, was promulgated on January 9, 2009 and came into effect on May 1, 2009. The Minerals and Petroleum Resources Development Amendment Act 49 of 2008, or MPRDAA, was promulgated on April 21, 2009, although a commencement date has not been proclaimed by the President. The 2010 Environmental Impact Assessment Regulations, or EIA Regulations, as contained in Government Notices 543-546 of June 18, 2010, commenced on August 2, 2010. These replace the 2006 EIA Regulations. The effect of the amendments as contained in the NEMAA and the MPRDAA will ultimately mean that NEMA will be responsible for all environmental authorizations for and relating to mining and the Minister of Water and Environmental Affairs will be the relevant authority. There are three relevant periods or phases that will take place before the ultimate position is achieved. Until the MPRDAA comes into effect, as well as during the first 18 month period after such effect, the MPRDA is the applicable legislation and the Minister of Mineral Resources is the responsible authority for all environmentally related mining activities. Once the first 18 month period has elapsed, the provisions relating to the environment will be excised from the MPRDA and included in NEMA. NEMA will contain all the environmental provisions relating to mining, therefore environmental authorizations will be applied for in terms of NEMA. The Minister of Mineral Resources will remain the responsible authority and appeals may be directed to the Minister of Water and Environmental Affairs. Upon completion of the second 18 month period, that is three years after the commencement of the MPRDAA, NEMA will be the applicable legislation for all environmental provisions relating to mining and the Minister of Water and Environmental Affairs will then be the responsible authority. In the interim and in anticipation of these changes, Gold Fields encourages co-operative governance between the two departments by ensuring that all EIA applications are channeled through both.

The South African government is considering the introduction of a carbon tax in 2013 to reduce greenhouse gas emissions. The proposed carbon tax is Rand 120 per ton CO2-e, however, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until 2020. The net carbon tax will therefore only be R48 per ton CO2-e. The R48 per ton will be escalated by 10% per annum until 2020. The 60% discount will be scaled back gradually from 2020 until 2025 and may be replaced by absolute emissions thresholds thereafter.

emissions thresholds thereafter. A revised policy paper which discusses the proposed carbon tax and the possibility of introducing a trading scheme for greenhouse gases is expected to be released by the South African government for public comment later this year.

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

The National Environmental Management Waste Act, 2008, or the Waste Act, commenced on July 1, 2009 (with the exception of certain sections relating to contaminated land). The Waste Act does not apply to residue deposits and residue stockpiles (which are regulated by the MPRDA). The application of the Waste Act to mining operations is minimal, an example of which would be the establishment of a waste storage facility on the mine.

Gold Fields undertakes activities which are regulated by the National Nuclear Regulator Act 47 of 1999, or the NNR Act. The NNR Act requires Gold Fields to obtain authorization from the National Nuclear Regulator, or NNR, and undertake activities in accordance with the conditions of such authorizations. The NNR has alleged certain non-compliance issues relating to radiation levels in water running adjacent to certain of Gold Fields’ properties. Gold Fields does not concede the accuracy of the NNR samples and has taken its own samples, which have proven to be acceptable. Despite this and Gold Fields’ belief that it has not breached compliance with the NNR Act, it is in regular ongoing discussions with the NNR regarding the possible remediation of these areas as part of an industry initiative. All of the Group’s South African mining operations possess and maintain Certificates of Registration issued by the NNR.

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

During fiscal 2008, a decision was taken by the Executive Committee to consolidate and contextualize the environmental and associated legal risks at the South African operations. This was done through a due diligence exercise conducted by two external firms that specialize in environmental risk and environmental law, respectively. The reason for selecting these firms was to ensure objectivity and to maintain an irreproachable level of credibility. The exercise was expected to fully identify the South African operation’s current risk profile in terms of environmental and associated legal risks. The results of this exercise have been finalized and has formed the basis upon which existing strategies were reviewed and modified so as to reduce any risks that have been identified. The implementation of this process is ongoing and is being monitored as part of the current systems and processes at each of the operations.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Mineral Resources the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also gives employees the right to refuse dangerous work. Finally, it describes the powers and functions of the MHSI (which inspectorate is part of the DMR and the process of enforcement).

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

The Mine Health and Safety Amendment Act came into operation on May 30, 2009. It criminalizes violations of the Mine Health and Safety Act and increases the maximum fines. Any owner convicted in terms of the above offenses may have its mining licenses withdrawn or suspended, be fined up to R3 million and/or be imprisoned for a period not exceeding five years, while the maximum fine for other offenses and administrative fines are increased, with the highest fine being R1 million per occurrence. Two sections of the Mine Health and Safety Amendment Act, which create new offenses of contravening or failing to implement provisions of the Mine Health and Safety Act resulting in a person’s death and vicarious liability for an employer where certain persons commit an offense and the employer permitted or did not take all reasonable steps to prevent the person’s actions, have not yet come into effect. Several mining companies objected to them on constitutional grounds and the government agreed that they would not come into effect pending further discussion with the industry. In fiscal 2011, the DMR increased enforcement of certain provisions of the Mine Health and Safety Act with respect to compliance with, and adoption of, leading practice at all mines. In response, Gold Fields’ senior leadership engaged with the DMR to ensure that Gold Fields is taking appropriate proactive steps to enhance safety and minimize risk.

In December 2011, the DMR commenced an audit campaign for all mines in South Africa to inspect mine health and safety systems and verify compliance with regulations. The DMR intends to complete the nation-wide audits by May 2012 and formal audit reports will be available at that time.

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. The ODMWA governs the payment of compensation and medical costs related to certain illnesses, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Gold Fields to employees from its existing facilities. Pursuant to proposed changes in the ODMWA, Gold Fields may experience an increase in the cost of these services. See “Risk Factors—Gold Fields’ operations in South Africa are subject to environmental and health and safety regulations, which could impose significant costs and burdens.” This increased cost, should it transpire, is currently indeterminate.

Until recently, the mining industry believed, as previous cases had indicated that a provision in the Compensation for Occupational Injuries and Diseases Act, or the COIDA, precluded an employee from recovering any damages from the employer for an occupational injury or disease resulting in his disablement or death, if compensation had been paid to the employee either under COIDA or under the ODMWA. Under ODMWA employees are entitled to compensation arising from their employment in mines in respect of such diseases as, pneumoconiosis, tuberculosis, permanent diseases of cardio-respiratory organs and the like. The Constitutional Court, being the highest court in the land on the issue in question, has now ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class action or similar group claim. If Gold Fields were to face a significant number of such claims and the claims were suitably established against the Group, the payment of compensation for the claims could have a material adverse effect on the Group’s results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

Mineral Rights

The MPRDA

The MPRDA came into effect on May 1, 2004. The MPRDA vests the right to prospect and mine in the state (which includes the rights to grant prospecting and mining rights on behalf of the nation) to be administered by the government of South Africa in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. In accordance with the MPRDA, the DMR on April 29, 2009 published a Code of Good Practice for the Minerals Industry and the Housing and Living Conditions Standard for the Minerals Industry relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged by the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code, the operation of which appears to be in abeyance.

Under the MPRDA, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years. A retention permit suspends the terms and conditions of a prospecting right under certain conditions if the mining of the mineral in question would be uneconomical due to prevailing market conditions. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals Resources when exercising her discretion whether to grant these applications. A mining right can be canceled if the mineral to which such mining right relates is not mined at an “optimal” rate. In November 2006, the DMR approved the conversion of Gold Fields’ mining licenses under the old regulatory regime at Kloof, Driefontein and Beatrix into rights under the new regime. During May 2010, the DMR approved the conversion of the South Deep old order mining rights into a new-order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The durations of the South Deep mining right and the Uncle Harry’s mining right are both 30 years. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix gold mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new-order mining rights. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”. Pursuant to the terms of the MPRDA, a Mining Charter for effecting entry of HDSAs into the mining industry became effective on May 1, 2004. The Mining Charter’s stated objectives are to:

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

To achieve these objectives, the charter requires that, within five years of its May 1, 2004 effective date, each mining company achieve a 15% HDSA ownership of mining assets and, within ten years of that date, a 26% HDSA ownership of mining assets. Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The charter envisages measuring progress on transformation of ownership by:

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

It is envisaged that transactions will take place in a transparent manner and for fair market value with stakeholders meeting after five years to review progress in achieving the 26% target. This review occurred in 2010 and particulars of the outcome and revisions to the Mining Charter are addressed below. Under the charter, the mining industry as a whole agreed to assist HDSA companies in securing finance to fund participation in an amount of Rand 100 billion over the first five years. Beyond the Rand 100 billion commitment, HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk.

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

Following a review, the DMR released the Amended Mining Charter on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Amended Mining Charter include, inter alia, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure; (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from

South African mining companies towards the socio-economic development of South African communities into a social development fund from 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights. For further information, please refer to “Risk Factors—Gold Fields’ mineral rights in South Africa are subject to legislation, which could impose costs and burdens.”

The charter clarifies that it is not the government’s intention to nationalize the mining industry. However, the ANC is considering a report which, among other things, imposes greater state intervention in the mining industry, including the imposition of new taxes and increasing the State’s holdings in mining companies.

The Broad-Based Black Economic Empowerment Amendment Bill

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of black South Africans in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. In December 2011, the Minister of Trade and Industry, published for public comment by the 9th of February 2012 a draft BBBEE Amendment bill, which has the effect of expanding and strengthening the black economic empowerment provisions of the BBBEE Act. It was expected that the draft bill would have clarified the extent, if any, of the application of the BBBEE Act to the mining industry, but such clarification has not been provided for in the draft bill. While it is anticipated that the draft bill will undergo various amendments before it becomes law, it should be appreciated that a risk exists that the companies in the mining industry may become subject to another layer of black economic empowerment regulation.

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

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for fiscal 2011 was 1.54% of revenue. See “Risk Factors—Gold Fields’ mineral rights in South Africa are subject to new legislation, which could impose significant costs and burdens—The Royalty Act”.

Exchange Controls

South African law provides for exchange control regulations which, among other things, restrict the outward flow of capital from the CMA. The Exchange Control Regulations, which are administered by the South African Reserve Bank, or the SARB, are applied throughout the CMA and regulate transactions involving South African residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand against other currencies. It is anticipated that the Exchange Control Regulations will remain in place for the foreseeable future. The South African government has, however, committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents in relation to inflows and outflows of capital. The gradual approach to the abolition of exchange controls is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time.

SARB approval is required for Gold Fields and its South African subsidiaries to receive and/or repay loans to non-residents of the CMA. Repayment of principal and interest on such loans will usually be approved where the payment is limited to the amount borrowed and a market-related rate of interest.

Funds raised outside of the CMA by Gold Fields’ non-South African resident subsidiaries (whether through debt or equity) can be used for overseas expansion, subject to any conditions imposed by the SARB. Gold Fields and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of Gold Fields’ subsidiaries with regard to funds obtained from non-residents of the CMA. Debt raised outside the CMA by Gold Fields’ non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Absent SARB approval, income earned in South Africa by Gold Fields and its South African subsidiaries cannot be used to repay or service such foreign debts. Unless specific SARB approval has been obtained, income earned by one of Gold Fields’ foreign subsidiaries cannot be used to finance the operations of another foreign subsidiary.

Exchange Control Circulars No. 14/2011 and No. 19/2011 address foreign direct investments outside the CMA by South African companies. Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R500 million per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorized dealer, subject to all existing criteria and reporting obligations. In determining whether Gold Fields and its South African subsidiaries can invest overseas, the SARB will consider whether the investment meets certain requirements, including the benefit of the investment to South Africa. Gold Fields applies annually to the SARB for blanket approval for a specified amount for offshore exploration expenditure and to make exploration related foreign investments. The current approval allows for annual expenditure of up to U.S.$159 million per year. Gold Fields is required to provide the SARB with an annual update on the Group’s activities, including any such exploration investments.

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

The current requirements for South African companies to obtain a significant equity interest in investments outside the CMA include the requirement that at least 10% of the foreign target entity’s voting rights must be acquired. In addition, to further enable South African companies, trusts, partnerships and banks to manage their foreign exposure, they are to be permitted to participate without restriction in the Rand futures market on the JSE. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE and the Bond Exchange of South Africa. In his budget speech of February 17, 2010, the Minister of Finance reaffirmed that his department was continuing its work on reforming the exchange control legislation and in the Medium Term Budget Policy Statement of October 25, 2011, he announced steps to streamline the procedure to enable corporates to invest in their foreign businesses.

New Companies Act and Business Rescue Proceedings

The Group’s South African companies are subject to the applicable provisions of the South African Companies Act, 2008 which came into force on May 1, 2011. The new Companies Act modernizes and makes for a more flexible company law regime in South Africa, though in doing so, it has created various areas of uncertainty. Other than with respect to Schedule 5 as set out below, the Companies Act replaces the previous Companies Act, 1973, or the Old Companies Act, in its entirety.

In terms of the Companies Act, subject to certain provisions set out in the transitional arrangements, every pre-existing company that was, immediately before May 1, 2011, incorporated or registered in terms of the Old Companies Act continues to exist as a company as if it had been incorporated and registered in terms of the Companies Act, with the same name and registration number previously assigned to it.

The Companies Act extends shareholders’ rights against companies and directors, and directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in the company than they did under the Old Companies Act. The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company. Companies will thus face a greater risk of litigation and the costs thereof.

Schedule 5 to the Companies Act provides that, until a date to be determined by the Minister of Trade and Industry, the Old Companies Act will continue to apply with respect to the winding up and liquidation of companies under the Companies Act as if the Old Companies Act had not been repealed, subject to certain provisions set out in Schedule 5. Accordingly, the winding-up of companies continues to be regulated by both the Old Companies Act and the Insolvency Act, 1936.

The Companies Act provides for business rescue, a substantively non-judicial, commercial process that, in the first instance, aims to rescue a financially distressed company and maximize the likelihood of the company’s continued existence on a solvent basis. If business rescue is not possible, the aim is to ensure an outcome which provides a better return for the creditors or shareholders of a financially distressed company than would result from the immediate liquidation of the company. Once appointed, a business rescue practitioner is given significant powers (subject to certain exceptions) to either cancel or suspend entirely, partially or conditionally any provision of an agreement to which a company is a party at the commencement of the business rescue period (other than an agreement of employment), notwithstanding any contrary provision contained in the agreement itself. Judicial management has been replaced in its entirety by the business rescue proceedings of the Companies Act.

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and individuals with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are also required, under the Minerals and Mining Act, Environmental Assessment Regulations 1999 (LI 1652) and Water Use Regulations 2001 (LI 1692), to obtain all necessary approvals from the Environmental Protection Agency, or EPA, and the Forestry Commission before undertaking mining operations. The Minerals and Mining Act also requires the Ghanaian mines to comply with all laws for the protection of the environment.

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

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. The reclamation plan provides an estimate of the costs to rehabilitate the mining area for the life of the mine, or the life of mine rehabilitation estimate, and an estimate of the costs to rehabilitate the mine as at the date of the reclamation plan, or the current estimated rehabilitation costs. These estimates are adjusted every two years, taking into account any new disturbance or rehabilitation undertaken during the two year period from the date of the previous estimate. The obligations to rehabilitate the mining area and to provide security for the rehabilitation costs is included in a reclamation security agreement negotiated with the Ghanaian EPA and signed by the mining company. Each mining company is required to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting a reclamation bond and a cash deposit, which serve as a security deposit against default.

Updated reclamation plans are submitted to the Ghanaian EPA every two years with a readjustment of the calculated bond based on the current estimated rehabilitation costs. Gold Fields Ghana’s current reclamation bond secures an amount of U.S.$7.4 million which is 50% of the rehabilitation costs estimated as at December 2005. The amount secured will be revised based on adjusted current estimated rehabilitation costs as at the date a new reclamation security agreement is signed. Upon submission of a Notice of Intent for the Tarkwa expansion project in 2006, Gold Fields Ghana was advised by the Ghanaian EPA to submit a new environmental impact statement, or EIS, and the EPA further advised Gold Fields Ghana to submit an updated reclamation plan and revised security bond agreement after the approval of the new EIS document. Gold Fields Ghana submitted a new EIS in February 2007 which was approved by the Ghanaian EPA in May 2007. A new environmental permit was issued in May 2007 allowing Gold Fields Ghana to continue operations subject to submission of a revised EMP for the site within 18 months. Gold Fields Ghana submitted a revised EMP to the Ghanaian EPA in November 2008 and the Ghanaian EPA responded in January 2009 that it was reviewing the document. In late June 2009, Gold Fields was advised by African Environmental Research Consultants to reformat the document and to address issues raised by consultants engaged by the Ghanaian EPA. The Ghanaian EPA has also asked that recommendations made in the “Akoben” inspection, a mine-wide audit conducted by consultants engaged by the Ghanaian EPA in July 2009, be incorporated in the EMP before the certificate is issued.

Gold Fields submitted a revised EMP, including the “Akoben” recommendations, in July 2010 to the EPA, covering the period 2010 to 2013. In June 2011, the Ghanaian EPA requested, and Gold Fields provided, an update of the reclamation bond. The update to the Ghanaian EPA covered additional disturbances not previously projected and changes in the rates for equipment hire which resulted in a current estimated liability of U.S.$47.9 million. This figure will be referenced in the certificate to be issued to the mine in due course and it is expected that the mine will renew its agreement based on this figure.

Abosso has submitted the required EMP and reclamation plans and is in compliance with all permit, certificate and reclamation requirements. Following submission of Damang’s Environmental Management Plan 2005 to 2008 in August 2005, on January 23, 2006, Damang’s environmental certificate was renewed for a further three years. A revised Environmental Management Plan for the period from 2008 to 2011 was submitted to the Ghanaian EPA in November 2008. The Ghanaian EPA has indicated that the new environmental certificate, which covers a three year period, will be issued after concerns raised in the “Akoben” inspection have been addressed. In October 2010, a revised EMP covering the period from 2010 to 2013 was submitted to the Ghanaian EPA and the certificate is currently pending. In March 2011, a letter was received from the EPA requesting for a payment of U.S.$60,000 before issuing the certificate. Abosso has since made the payment and is awaiting issuance. Under Ghanaian law, a mining company may continue operations while its application is being considered as long as all necessary filings have been made.

Abosso was the first mining company in Ghana to sign a reclamation security agreement, in May 2001. Following various intermediate amendments to the agreement, in April 2006, Abosso provided the Ghanaian EPA with a revised draft reclamation security agreement. Meetings with the Ghanaian EPA were held during 2007 and a further draft agreement was submitted to the Ghanaian EPA in November 2007. Abosso was asked to make certain amendments to this draft and submitted a final draft to the Ghanaian EPA in November 2008. A reclamation bond (in the form of an irrevocable letter of credit of U.S.$2.0 million) and a U.S.$200,000 cash deposit were provided as security. The bond expired in June 2011, but has been renewed, and is valid until December 31, 2012. The bond is expected to continue to be renewed until the amount required to be secured is revised by the Ghanaian EPA and a new reclamation security agreement can be signed with the Ghanaian EPA. In December 2011, Abosso submitted an updated life of mine Costed Reclamation Plan to the EPA and is awaiting a response. The current reclamation liability for Abosso is approximately U.S.$10.3 million (base case only) excluding local tax, preliminary and general.

Gold Fields has implemented environmental management systems in compliance with ISO 14001 throughout its operations in Ghana. Gold Fields’ operations in Ghana were re-certified under ISO 14001 (2007) during fiscal 2009 for a further three years.

Following Gold Fields becoming a signatory to the Cyanide Code on November 3, 2005, all its operations, including the Ghanaian operations, are committed to complying with the code. Certification under the code at both Ghana operations was achieved in May 2008. As of October 2009, all of Gold Fields’ eligible operations had obtained accreditation under the International Cyanide Management Code and were successfully re-accredited in fiscal 2011.

Health and Safety

A mine owner is statutorily obligated to, among other things, take steps to ensure that the mine is managed and worked in accordance with the regulations that provide for the safety and proper discipline of the mine workers. The regulations prescribe the measures to be taken at every mining operation to ensure the safety and health of mine workers. Additionally, Gold Fields is required, under the terms of its mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety in the mine. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offense. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer adverse consequences. See “Risk Factors—Gold Fields’ operations in Ghana are subject to environmental and health and safety regulations which could impose significant costs and burdens.”

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

The major provisions of the Minerals and Mining Act include:

•	the government of Ghana’s right to a free carried interest in mineral operations is restricted to 10%. The government may participate further in mineral operations upon agreement with the holder;

•	mineral rights in land over which mineral rights have been granted may not be granted to any other person in respect of the same minerals;

•

introduction of a new system for demarcating the land, referred to as the cadastral system, whereby land is demarcated in blocks. Under the new system, a mining lease area may not be less than one block or more than 300 contiguous blocks. A block is defined as 21 hectares;

•

mining companies which have invested or intend to invest at least $500 million (as Gold Fields has) may benefit from stability and development agreements, relating to both existing and new operations, which will serve to protect holders of current and future mining leases for a period not exceeding 15 years against changes in laws and regulations generally and in particular relating to customs and other duties, levels of payment of taxes, royalties and exchange control provisions, transfer of capital and dividend remittances. A development agreement may contain further provisions relating to the mineral operations and environmental issues. Each stability and development agreement is subject to the ratification of parliament;

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

In 2010, the Minerals and Mining Act was amended to provide for a fixed royalty rate of 5% of the total revenue earned from minerals obtained, with effect from March 17, 2010. Although payment of the royalty rate became effective in March 2010, Gold Fields did not begin submitting the required payment until April 1, 2011 due to a moratorium on the tax burden for mining leases in place prior to commencement of the Act, which ended on March 31, 2011.

The Ghanaian parliament has passed a bill that, effective March 9, 2012, increases taxes on mining companies in order to benefit from the movement in gold prices. These changes included introducing a separate tax category for companies engaged in mining which would raise the applicable corporate tax rate from 25% to 35% as well introducing a much less favorable capital allowance regime. Further, a draft bill is being prepared proposing a windfall tax on mining activities but it has not yet been released for comment.

Government Option to Acquire Shares of Mining Companies

Under Ghanaian law, the government is entitled to a 10% interest in any Ghanaian company which holds a mining lease in Ghana, without the payment of compensation. The government of Ghana has already received this 10% interest in each of Gold Fields Ghana and Abosso. The government also has the option, under the Minerals and Mining Law, of acquiring an additional 20% interest in the share capital of mining companies whose rights were granted under the Minerals and Mining Law at a price agreed upon by the parties, at the fair market value at the time the option is exercised, or as may be determined by international arbitration. The government of Ghana exercised this option in respect of Gold Fields Ghana and subsequently transferred the interest. The government of Ghana retains this option to purchase an additional 20% of the share capital of Abosso. As far as management is aware, the government of Ghana has not exercised this option for any other gold mining company in the past, other than Gold Fields Ghana.

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

Australia

Environmental

While Australia’s federal government retains the power to regulate activities which impact matters of national environmental significance, the Constitution vests the power to legislate environmental matters principally in the states. Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licenses, work approvals and mining licenses to begin mining operations. However, under the Environmental Protection and Biodiversity Act 1999 (Cth), it may be necessary to obtain separate approval from the federal government if the project is considered of national significance in relation to environmental, cultural or biodiversity criteria.

During the operational life of its mines, Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. However, the value of these bonds would not necessarily cover the actual costs of rehabilitation or any environmental events requiring remediation that were unforeseen at the time the bonds were issued or which occur as a result of a breach of Gold Fields’ environmental license conditions. Gold Fields is also required to prepare and submit Annual Environmental Reports to the Department of Environment and Conservation, or the DEC, in accordance with the published guidance materials.

Gold Fields is subject to the Environmental Protection Act 1986 (Western Australia) (EP Act) under which, it is obliged to prevent and abate pollution and environmental harm. The EP Act also prescribes sanctions and penalties for a range of environmental offenses, including orders which may effectively suspend certain operations or activities. In late 2010, the Australian EPA released new impact assessment procedures which took effect from November 26, 2010. These procedures will impact the assessment and appeal process of environmental proposals under the Environmental Protection Act 1986, but will only impact Gold Fields should we determine that a referral is necessary.

On June 22, 2011, the Department of Minerals and Petroleum and the Australian EPA released their “Guidelines for Preparing Mine Closure Plans”. The purpose of these guidelines is to set out the minimum standards for how mine closure plans are structured, the type of information required, and how mine closure management will be assessed. The regulations relating to these guidelines commenced on July 1, 2011. It is not yet clear how this will effect the Group.

Under the Contaminated Sites Act 2003 (Western Australia), Gold Fields is required to report known or suspected contaminated sites to the DEC. The DEC then classifies the site based on the risk posed to human health and the environment. Gold Fields may be required to investigate and/or remediate the reported site(s) and any other affected site(s) if it is determined by DEC that there is contamination that is or is likely to cause harm to human health or the environment. If that happens, Gold Fields’ environmental duties and responsibilities will be increased.

Gold Fields is required to publicly report energy use and efficiency measures under the Energy Efficiency Opportunities (EEO) Act 2006. Annual public reports are required by December 31 following the end of each financial year, with an additional more detailed government report, which is submitted every five years.

Gold Fields reports through the National Pollutants Inventory, or NPI, on an annual basis. The NPI reports must be submitted by September 30 following the end of each financial year. The reports detail Gold Fields’ interaction with 93 identified substances as determined by the Department of Sustainability, Environment, Water, Population and Communities which considers the potential impacts to health and the environment.

Under the National Greenhouse and Energy Reporting Act 2007, Gold Fields is required to submit yearly reports to the federal government in relation to the energy use, energy production and greenhouse gas emissions associated with its Australian mining operations. These reports must be submitted by October 31 following the end of each financial year. The scheme, which commenced on July 1, 2008, also requires regulated companies to retain energy and emissions data for seven years for audit. Gold Fields Australia, which includes St. Ives, Agnew, the Australian division of the Exploration group and associated offices continues to meet these reporting obligations.

The Australian Clean Energy Act 2011 (Cth) and associated legislation establishing a national carbon pricing scheme, or Scheme, passed into law in November 2011. Under the Scheme, entities that have operational control over facilities (i.e. activities) that emit more than 25,000 tons CO2-e per annum in greenhouse gas emissions covered by the Scheme, will be directly regulated and will be required to acquire and surrender carbon units to cover those emissions.

The Scheme will operate in two phases: a fixed price phase commencing July 1, 2012, followed by a floating price phase commencing on July 1, 2015. In the fixed price phase liable entities will be able to acquire an uncapped number of carbon units at the applicable fixed price, which will be automatically surrendered by those entities to meet their liability and cannot be traded or banked for future use. The fixed carbon price will commence at $23 per ton CO2-e (for 2012-13), increasing to $24.15 per ton CO2-e (for 2013-14) and $25.40 per ton CO2-e (for 2014-15). In the floating price phase, the carbon price per ton of CO2-e will cease to be prescribed and the Australian government will instead set annual caps on the number of carbon units to be issued in each year and carbon units will be made available for purchase through an auction process thereby allowing the price of those carbon units to be determined by the market.

Emissions from the combustion of certain liquid fossil fuels (including petroleum, diesel, liquefied natural gas and liquefied petroleum gas) are excluded from the Scheme and entities are not required to acquire and surrender carbon units to cover emissions resulting from the combustion of those types of fuels.

However, whilst entities which consume these types of liquid fossil fuels in their operations will not be directly regulated by the Scheme, they will nonetheless be indirectly regulated through the imposition, by the Australian government, of an effective carbon price on those fuels. The effective carbon price will be applied by the Australian government making periodic changes to the system of fuel tax credits and fuel excise/customs duties in respect of:

•	liquid fuels used for business transport (other than in the agriculture, forestry and fisheries industries), including liquid fuels used in the domestic aviation, shipping and rail sectors;

•	liquid fuels used for non-transport purposes (e.g. diesel used for power generation); and

•	compressed natural gas, liquefied natural gas and liquefied petroleum gas used for off-road transport and non-transport uses.

These changes will become effective from July 1, 2012 and will be made annually during the fixed price phase of the Scheme and bi-annually during the floating price phase.

Emissions from Gold Fields’ Australian operations predominantly arise from the combustion of liquid fossil fuels and as such Gold Fields’ Australian operations are not likely to be directly regulated by the Scheme and Gold Fields’ Australian operations will not be required to acquire and surrender carbon units to cover those emissions. However, the effective price of diesel fuel paid by Gold Fields’ Australian operations is likely to rise due to the Government’s periodic reduction in diesel fuel rebates and subsidy levels thereby imposing an effective carbon price on diesel fuel consumption. This will result in members of Gold Fields’ Australian group being indirectly regulated by the Scheme.

In addition, operational expenditures will also be affected by the pass-through of compliance costs under contracts with regulated suppliers.

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

Health and Safety

The Mines Safety and Inspection Act 1994 (Western Australia), or the Safety and Inspection Act and the Mines Safety and Inspection Regulations 1995 (Western Australia) together regulate the duties of employers and employees in the mining industry with regard to occupational health and safety and outline offenses and penalties for breach. Resources Safety, a division of the Department of Mines and Petroleum, administers this legislation, which defines standards of safety. Each relevant employer is then required to develop safety systems that meet these standards of safety, and implement these systems as part of its day-to-day work practices. Under the approach utilized by Resources Safety, it is the responsibility of each employer to manage safety (i.e. a general duty of care exists in mines located in Western Australia). A violation of the safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. However, mine owner liability for contractors’ employees and labor hire employees under the Safety and Inspection Act extends only to matters over which the Company has the capacity to exercise control. See “Risk Factors—Gold Fields’ operations in Australia are subject to environmental and health and safety regulations, which could impose significant costs and burdens.”

A statutory review of the operation and effectiveness of the Safety and Inspection Act was conducted by Commissioner S J Kenner of the Industrial Relations Commission of Western Australia and tabled in April 2009. The Western Australian State Government response was announced in September 2009, which effectively increased Resources Safety’s ability to monitor safety issues at mines located in Western Australia, and introduced an industry cost recovery model in order to fund the regulation of mine safety.

There has also been substantial work performed at a federal level to harmonize Australia’s workplace health and safety laws nationally. The Work Health and Safety Bill 2011 (Western Australia) (which is a significantly amended version of the federal Model Work Health and Safety Act) has been drafted in respect of general industry and it is expected that, subject to progress in finalizing the drafting of a corresponding bill for the mining industry, this bill will be introduced to the Western Australian parliament in 2012. In July 2011, in response to concerns raised by employer groups, the Western Australian Commerce Minister wrote to State and Federal Ministers seeking delay of the Occupational Health and Safety harmonization implementation date. Once responses have been received, a decision regarding the implementation date in Western Australia will be made.

The effect of the amendments is that the cost of health and safety compliance at Gold Fields’ mining operations in Australia has increased, as may its exposure to prosecution.

Mineral Rights

In Australia, the ownership of land is separate from the ownership of most minerals, which are the property of the states and are thus regulated by the state governments. The Western Australian Mining Act 1978 (Western Australia), or the Mining Act, is the principal piece of legislation governing exploration and mining on land in Western Australia. Licenses and leases for, among other things, prospecting, exploration and mining must be obtained pursuant to the requirements of the Mining Act before the relevant activity can begin. Application fees and rental payments are payable in respect of each mining tenement.

Prospecting licenses, exploration licenses and mining leases are subject to prescribed minimum annual expenditure commitments. Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A quarterly production report must be filed and royalties are calculated accordingly at a fixed rate of 2.5% of royalty value in respect of gold, and at other rates in respect of ore produced or obtained from a mining tenement. The royalty value of gold is the amount of gold produced during each month in a relevant quarter multiplied by the average gold spot price for that month. Despite the discussion above, no royalty is payable in respect of the first 2,500 ounces of gold metal produced during a financial year from gold bearing material produced or obtained from the same gold royalty project.

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

Certain of Gold Fields’ tenements are currently subject to native title claims. However, most of Gold Fields’ tenements were granted prior to January 1, 1994. Where tenements were granted between January 1, 1994 and December 23, 1996, Gold Fields believes it complies with the conditions set out by the Native Title Act for those tenements to be validly granted. On those tenements not granted before December 1996, Gold Fields has entered into agreements with the claimant parties which provides the Company with security of tenure. Therefore, the granting of native title over any of these tenements (if ever it occurs) will not have a material effect on Gold Fields’ tenure.

Mining leases do not necessarily extinguish all native title rights, but do extinguish, or at least prevail over, the native title rights with which they conflict. The right of native title holders to control access to land is extinguished by a mining lease in Western Australia. However, mining leases may not extinguish other native title rights. Therefore, some native title rights may co-exist with the rights granted under a mining lease. Compensation could be payable for rights lost by native title holders on the grant of a mining lease. In addition, negotiations with native title applicants are generally necessary before a new mining lease will be granted by the state and these can be time consuming and costly. Although not common, it is also possible that the National Native Title Tribunal will refuse to allow the grant of a mining lease where negotiations break down, and determine the impact of mining on native title rights to be unacceptable.

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

The State and Commonwealth Aboriginal heritage laws protect sites of significance to Aboriginal people which have ongoing ethnographic, archaeological or historic significance. Gold Fields is aware of several Aboriginal heritage sites on its tenements. However, it does not believe that the protected status of these sites will materially affect its current operations in Australia. See “Risk Factors—Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal heritage sites, which could impose significant costs and burdens.”

Peru

Regulatory

The regulatory framework governing the development of mining activities in Peru mainly consists of the General Mining Act (Ley General de Minería), or the LGM, and regulations relating to mining procedures, health and safety, environmental protection, and mining investment and guarantees. Other laws, such as those relating to the granting of mining concessions in urban areas and urban expansion areas, the closing of mines, and liabilities for environmental damage, also affect mining companies. In addition to general taxation, mining companies are also subject to a special tax regime established in 2011 through the amendment of the Mining Royalty Law and enactment of the Special Mining Tax Law and the Special Mining Charge Law.

The exploration and exploitation of mineral substances from the soil or subsoil is governed by the LGM. Mining activities as defined by the LGM include surveying, prospecting, exploration, exploitation, general workings, beneficiation, trading and transportation of ore.

Regulatory and Supervisory Entities

In general terms, the principal regulator of mining activities in Peru is the MEM, through its General Bureau of Mining (Dirección General de Minería), or DGM, and its General Bureau of Mining and Environmental Affairs (Dirección General de Asuntos Ambientales Mineros), or DGAAM. Other regulatory institutions are the INGEMMET; the Labor Ministry; the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería), or the OSINERGMIN, and the Assessment and Environment Supervising Agency (Organismo de Evaluación y Fiscalización Ambiental), or the OEFA.

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

As of August 2011, the Labor Ministry supervises and inspects mining activities for all labor matters related to mine safety and health. According to supplementary regulations enacted in February 2012, OSINERGMIN retains responsibility for supervising and inspecting mine safety and health matters which are not specifically related to labor rights and obligations.

Since March 2011, all supervising, inspecting and sanctioning duties regarding mining environmental matters have been undertaken by the OEFA. The OEFA is also responsible for proposing to the Ministry of Environment the scale of penalties applicable to each type of infringement pursuant to the Environmental Act.

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

Holders of mining concessions or of any pending claims for mining concessions must comply with payment of the ACF. The ACF is equivalent to U.S.$3.00 per hectare per year. Default in payment of the ACF for two consecutive or non consecutive years may result in the cancellation of the respective concession or claim.

Holders of mining concessions are also required to meet minimum annual production targets prescribed by law. Titleholders are entitled to group multiple concessions into Administrative Economic Units to comply with the minimum production requirement, provided certain conditions are met. In the case of mining concessions obtained prior to October 2008, the minimum annual production target for concessions to mine metals is equivalent to U.S.$100.00 per hectare per year. If the titleholder has not met the minimum annual production target by the end of the sixth year of the concession having been granted, the titleholder is required to pay from the seventh year a penalty equal to U.S.$6.00 per year per hectare until the year in which the minimum annual production target is achieved. The penalty increases to U.S.$20.00 per year per hectare if the minimum production target is not met by the end of the twelfth year of the concession having been granted. Failure to pay this penalty for two consecutive years may lead to the cancellation of the mining concession, although titleholders may be able to avoid paying the penalty if they can prove to the mining authorities that they have invested an amount equivalent to at least ten times the amount of the penalty in the concession or Administrative Economic Unit during the previous year.

In the case of mining concessions obtained starting in October 2008, the minimum annual production target for metallic concessions is equivalent to one Fiscal Payment Unit, or UIT, per hectare per year. The UIT is fixed on a yearly basis and is set to equal approximately U.S.$1,351.00 in 2012. If the titleholder has not met the minimum annual production target by the end of the tenth year of the mining concession having been granted, the titleholder is required to pay as of the eleventh year an annual penalty equal to 10% of the minimum annual production target until the target is fulfilled. This regime also applies to mining concessions acquired prior to October 2008, if the titleholder does not achieve the minimum annual production target by January 2, 2019.

Pursuant to the new regulations, mining concessions obtained after October 2008 may be canceled if the titleholder (i) does not meet the minimum annual production target for two consecutive years between the eleventh and fifteenth year of the concession having been granted or (ii) does not meet, after the fifteenth year, the minimum annual production target, unless the corresponding penalty has been paid and the titleholder has evidenced investments in mining activities or in public infrastructure for an amount equivalent to ten times the penalty. Finally, if the non-fulfillment of the minimum annual production target remains until the end of the twentieth year, the mining concession will be canceled. These requirements will also apply to mining concessions obtained prior to October 2008, in case they do not meet the minimum annual production target established by the new regulations by January 2, 2019.

Beneficiation Concessions

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. This concession is granted by the DGM.

As with mining concessions, holders of beneficiation concessions are required to pay the ACF, which is calculated on the basis of the production capacity of the processing plant. Default in payment of the ACF for two consecutive or non-consecutive years may result in cancellation of the concession.

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

In order to fulfill the production obligations established by Peruvian law, the holder of more than one mining concession of the same class and nature may group them in Administrative Economic Units, provided that the concessions are located within a radius of five kilometers in the case of non-ferrous metallic minerals or primary auriferous metallic minerals such as gold, silver and copper; 20 kilometers in the case of ferrous, coal or non-metallic minerals; and 10 kilometers in the case of auriferous detritus or heavy minerals detritus. Creation of an Administrative Economic Unit requires an approval resolution issued by the DGM.

The holders of concessions have the following rights, among others: (i) in concessions granted on rural unowned lands, to make free mining use of the concession surface for their economic purpose, without any additional permit being required; (ii) to request the right to the free mining use, for the same purpose, of rural unowned lands located around the concession; (iii) to request an authorization to establish easements on third-party lands as necessary for the rational use of the concession; for which fair value compensation will be paid; (iv) to request an authorization to establish mining use rights or easements, if applicable, on the surface lands of other concessions, provided that the mining activity of their holders is not disturbed or hindered; (v) to construct, on neighboring concessions, the works that may be necessary for access, ventilation, drainage, ore transportation and ensuring the safety of workers, after appropriate compensation has been paid if such works cause any damages and without creating any encumbrance to the adjacent concessions; and (vi) to use the water necessary for the concession operations pursuant to the applicable law.

Mining Royalty and Other Special Mining Taxes and Charges

In addition to general taxation, mining companies are subject to a special tax regime established, in its current form, in September 2011. This special tax regime is structured around the Mining Royalty Law, the Special Mining Tax Law and the Special Mining Charge Law. The Mining Royalty Law, enacted in 2004, established payment of a mining royalty by owners of mining concessions for the exploitation of metallic and non-metallic resources. This mining royalty was originally calculated on the basis of revenues obtained from the sales of minerals. However, in September 2011, an amendment to the Mining Royalty Law was approved establishing that, as of October 2011, the mining royalty will be determined by applying a sliding scale rate (ranging from 1% to 12%, previously 1% to 3% of sales) based on the quarterly operating profits of mining companies. Mining royalties are deductible for income tax purposes.

In September 2011, the Special Mining Tax Law and the Special Mining Charge Law were enacted. The Special Mining Tax Law established that owners of mining concessions must pay, as of October 2011, a special mining tax for the exploitation of metallic resources. The special mining tax is calculated by applying a sliding scale of rates (ranging from 2% to 8.4%) based on the quarterly operating profits of mining companies. The special mining tax is deductible for income tax purposes and only applies to owners of mining concessions that have not executed a Mining Tax Stability Agreement with the Ministry of Energy and Mines.

In lieu of the special mining tax, holders of metallic mining concessions that have executed a Mining Tax Stability Agreement with the Ministry of Energy and Mines will be subject, as of October 2011, to payment of the special mining charge established by the Special Mining Charge Law. The special mining charge is calculated by applying a sliding scale of rates (ranging from 4% to 13.12%) based on the quarterly operating profits of mining companies. The special mining charge is deductible for income tax purposes.

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

The following items are required to be produced under the environmental laws in order to perform mining activities:

•

Environmental Impact Assessment (EIA): EIAs are required for new projects, expansions of the operations by more than 50% and in conjunction with a project moving from the exploration stage to the development stage. EIAs must evaluate the physical, biological, socio-economic and cultural impacts on the environment resulting from the execution of the mining projects.

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

The OEFA is the entity responsible for supervising compliance with commitments undertaken under EIAs and other environmental instruments.

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

Right to Prior Consultation

On August 31, 2011, the Peruvian government approved the Law of Prior Consultation to Indigenous or Tribal Populations recognized in Convention 169 of the International Labor Organization. This law establishes that the Peruvian government must consult in advance with indigenous or tribal populations on legislative or administrative measures (including pending claims for mining concessions) that may directly affect the collective rights related to their physical existence, cultural identity, quality of life or development. The duty of consultation is undertaken by the Peruvian government, not Gold Fields or investors.

While the final decision to move forward with the consulted legislative or administrative measures rests with the Peruvian government, even in the absence of agreement, the Peruvian government has an obligation to take all necessary measures to ensure that the collective rights of indigenous or tribal populations are protected.

Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health.

Property

Gold Fields’ operations as of December 31, 2011 comprised the following:

Gold Fields’ operative mining areas as of December 31, 2011

Operation	Size
	(hectares)
South Africa
Driefontein	8,561
Kloof	20,087
Beatrix	16,874
South Deep	4,268	(1)

Ghana
Tarkwa	20,825
Damang	25,454

Australia
St. Ives	104,509
Agnew	68,138

Peru
Cerro Corona	2,971

Note:

(1)	As of July 13, 2010, the South Deep mining rights were extended to include Uncle Harry’s Area, increasing South Deep’s mining area to 4,268 hectares

Gold Fields leases its corporate headquarters in Sandton, its South African Regional Office in Libanon and its exploration offices not located at the mines.

The MPRDA came into operation on May 1, 2004 and vests the right to prospect and mine in the South African State with administration by the government of South Africa. In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields’ mining rights under the former regulatory regime at Driefontein and Kloof (both now part of KDC) and Beatrix into rights under the new regime. During May 2010, the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix Gold Mines granted in January 2007, is that all of Gold Fields’ South African mines have now received their new order mining rights.

Gold Fields also owns most of the surface rights with respect to its South African mining properties. Where Gold Fields conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns prospecting and surface rights contiguous to its operations in South Africa. As required under the MPRDA, Gold Fields has registered its surface rights utilized for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and is in the process of converting those prospecting rights to mining rights under the MPRDA. See “—Environmental and Regulatory Matters—South Africa—Mineral Rights”.

Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027, while the Teberebie rights expire in 2018. Abosso holds the right to mine at the Damang property under a mining lease from the government of Ghana which expires in 2025. Gold Fields may exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty which is calculated on the basis of a formula which ranges from 3% to 12% of revenues derived from mining at the sites. For fiscal 2011, this formula resulted in Gold Fields Ghana paying royalties equivalent to approximately 3.0% of the revenues from gold produced at the Tarkwa and Teberebie properties, and Abosso paying approximately 3.0% of the revenues from gold produced at the Damang property. In 2010, the Minerals and Mining Act was amended to provide for a fixed royalty rate of 5% of the total revenue earned from minerals obtained, with effect from April 1, 2011.

In Australia, mining rights and property are leased from the state. Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. At the St. Ives operations, the initial 21-year term has expired for 30 mining leases, with those mining leases having now entered their second 21-year term. At the Agnew operations, the initial 21-year term has expired for 40 mining leases, with those mining leases having now entered their second 21-year term. In relation to gold produced from the mining leases at St. Ives and Agnew, Gold Fields pays an annual royalty to the state of 2.5% of production.

In Peru, exploration and extraction activities can only be performed in duly authorized areas. Authorization is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of twenty years. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. La Cima has 33 mining concessions which cover 2,939.68 hectares, including 185.2 hectares outside of Cerro Corona. The total surface rights related to Cerro Corona cover 1,216.89 hectares. Five additional mining concessions located in the surrounding areas of Cerro Corona which cover 31.64 hectares were assigned to La Cima for a 30 year period.

As of December 31, 2011, Gold Fields also held exploration tenements covering a total of approximately 2 million hectares in various countries outside South Africa, including Chile, Peru, Finland, Kyrgyzstan, South Africa, Ghana, Mali, Guinea, the Philippines, Australia and Canada. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. Gold Fields’ international exploration offices are leased under various contract terms and durations. See “—Growth and International Projects”.

Gold Fields also holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals, and is the registered owner of approximately 55,341 hectares of land in the Gauteng and Free State Provinces.

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

In Australia, Gold Fields continue to work with the Commonwealth Scientific & Industrial Research Organization, or CSIRO, on mining projects that are mutually beneficial, building on a relationship agreement signed in 2008. Laboratory scale tests have been carried out to test CSIRO’s patented mechanical agitation for possible use at the Agnew mine.

Legal Proceedings

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now known as Uranium One. GFO’s assessment remains that it has sustainable defenses to these claims and, accordingly, GFO’s attorneys have been instructed to vigorously defend the claims. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged unlawful acts and March 2008 (between R11 billion and R12 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately R519 million). The claims lie only against GFO, which holds a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company. The plaintiffs have failed, to date, to prosecute their claims and the action remains in abeyance.

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

“Cut-off grade” means the grade which distinguishes the material within the ore body that is to be extracted and treated from the remainder.

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

“Mine call factor” means the ratio, expressed as a percentage, of the specific product recovered at the mill (plus residue) to the specific product contained in an ore body calculated based on an operation’s measuring and valuation methods.

“Mineralization” means the presence of a target mineral in a mass of host rock.

“Net smelter return” means the volume of refined gold sold during the relevant period multiplied by the average spot gold price and the average exchange rate for the period, less refining, transport and insurance costs.

“Open pit” means mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore” means a mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit.

“Ore body” means a well defined mass of material of sufficient mineral content to make extraction economically viable.

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

“Pay limit” means the value at which the ore body can be mined without profit or loss, calculated using an appropriate gold price, production costs and recovery factors.

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

“Prospecting right” means permission to explore an area for minerals.

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

“Stope” means the underground excavation within the ore body where the main gold production takes place.

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

Overview

General

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. Gold Fields is primarily involved in underground and surface gold and copper mining and related activities, including exploration, extraction, processing and smelting. Gold Fields also has an interest in a platinum group metal (and associated by-product metals) exploration project in Finland. Gold Fields is one of the largest gold producers in the world, based on annual production. In the year ended December 31, 2011, Gold Fields produced 3.697 million ounces of gold and gold equivalents, 3.485 million ounces of which were attributable to Gold Fields, and the remainder of which were attributable to noncontrolling shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana, Abosso Goldfields Limited, or Abosso and Gold Fields La Cima S.A.A., or La Cima. Gold Fields reported attributable gold reserves, including copper expressed as gold equivalent ounces, of 80.6 million ounces as of December 31, 2011, with attributable gold reserves (excluding copper) of 77.6 million ounces and attributable copper reserves of 1.109 million pounds. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions”.

Total gold production was 3.841 million ounces in fiscal 2010 (3.497 million ounces of which were attributable to Gold Fields with the remainder attributable to noncontrolling shareholders in Gold Fields Ghana, Abosso and La Cima).

In fiscal 2011, production from the South African operations decreased 11.0% mainly due to wage related industrial action, safety related stoppages and grade declines compared with fiscal 2010. At KDC (Kloof Driefontein Complex) production was 13.8% lower due to the reasons above resulting in lower underground mining volumes at lower grades. Beatrix’s production was 11.5% lower due to overall lower mining grade at the North section, lower volumes mined and a lower mine call factor. Although lower than anticipated, South Deep’s production increased by 3.1% in line with the production build-up mainly through an increase in long hole stoping and benching. Production at the international operations increased by 3.6%. In Ghana, Tarkwa’s production remained flat. Damang’s production was 5.0% higher due to the commissioning of the secondary crusher in the last quarter of fiscal 2010 which allowed more hard high-grade ore to be milled in fiscal 2011. In Australia, St. Ives’ production increased 10.3% mainly due to more ore mined from Athena underground and the Diana, Formidable and Mars/Minotaur link, partially offset by the closure of Belleisle in May 2011. At Agnew, production was 17.4% higher primarily due to improved performance at the Waroonga underground mine and additional ore feed from Songvang mined during fiscal 2011. In Peru, Cerro Corona’s production decreased 2.7% mainly due to the lower copper price relative to the gold price in fiscal 2011.

Comparability of Historical Financial Information

In 2010, Gold Fields changed its fiscal year end from June 30 to December 31 to align with the Company’s peers in the gold mining industry. It may not be possible to directly compare the audited consolidated financial statements as at and for the fiscal year ended December 31, 2011 with the audited consolidated financial statements as at and for the six month period ended December 31, 2010, as these relate to different financial periods, and it may not be possible to compare audited consolidated financial statements as at and for the six month period ended December 31, 2010 directly with the audited financial statements as at and for the fiscal years ended June 30, 2010 or 2009, insofar as such financial statements refer to a completed financial year. Accordingly, the discussion below provides a comparison of fiscal 2011 and fiscal 2010 (which do not reflect the same 12 month periods, however no seasonality affects the reporting periods as they both report on a full fiscal year), the six months ended December 31, 2010 and 2009, and fiscal 2010 and 2009. Management believes that there are no factors that would materially affect the comparability of fiscal 2011 and 2010, except for the effect of inflation affecting fiscal 2011.

Mvelaphanda Transaction

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions, referred to in this discussion as the Mvelaphanda Transaction, involving the acquisition by Mvelaphanda Resources Limited, or Mvela Resources, of a 15% beneficial interest in the South African gold mining assets of Gold Fields for a cash consideration of R4,139 million.

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

Following the acquisition, Gold Fields owned 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. During fiscal 2009, Gold Fields exchanged the Orezone shares for approximately 3.3 million shares of IAMGold, as a result of the acquisition of all Orezone shares by IAMGold. Gold Fields subsequently disposed of the IAMGold shares for a cash consideration of $33.4 million. See “—Results of Operations—Years Ended June 30, 2010 and 2009—(Loss)/Profit on disposal of listed investments.”

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

The agreements provide Gold Fields with an 18 month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. The option was initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a FTAA for the project. A FTAA license allows a foreign corporation to control a majority interest in a Philippine mining project. As part of the agreement, Gold Fields was required to pay $10.0 million in option fees to Lepanto and $44.0 million as a non-refundable down payment to Liberty upon signing of the option agreement, which payments were made during October 2010. During fiscal 2011, Gold Fields paid a further non-refundable down-payment of $66.0 million to Liberty, in accordance with the agreement. On March 22, 2012, Gold Fields exercised its option to acquire 40% of FSE after making a payment of $110.0 million. The final payment of $110.0 million is payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is $340.0 million. See “Information on the Company—Developments since June 30, 2010”.

Purchase of noncontrolling interests

On March 22, 2011, Gold Fields announced a voluntary purchase offer in Lima, Peru, to acquire the outstanding common voting shares and investment shares of La Cima that it did not already own. Gold Fields offered 4.20 Peruvian Nuevos Soles in cash for each La Cima common or investment share. The offer closed on April 15, 2011. The transaction resulted in Gold Fields increasing its stake in La Cima from 80.7% to 98.5%, after purchasing 254.8 million shares, at a cost of $382.3 million

On April 15, 2011, Gold Fields announced that a binding agreement had been entered into with IAMGold Corporation to acquire IAMGold’s 18.9% indirect minority stake (noncontrolling interest) in Tarkwa and Damang, for a cash consideration of $667.0 million. Upon completion of the acquisition, which was subject to obtaining shareholder approval, Gold Fields increased its interest in each of the Tarkwa and Damang gold mines from 71.1% to 90%, with the remaining 10% interest being held by the government of Ghana.

On October 14, 2011, Gold Fields purchased a 26% interest in Western Areas Prospecting from Peotona Gold (Proprietary) Limited for $6.3 million. The transaction was concluded in terms of an agreement signed between the parties during fiscal 2009. Gold Fields now owns 100% of Western Areas Prospecting which owns the Cardoville, the Kalbasfontein, the WA4 and the Wildebeestkuil prospecting rights.

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.” The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange cash settlement price for copper in U.S. dollars for the past 12 calendar years and to date in calendar year 2012:

	Price per ounce(1)
Gold	High	Low	Average
	($/oz)
1999	326	253	279
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012 (through March 23, 2012)	1,781	1,598	1,692

Note:

(1)	Rounded to the nearest U.S. dollar.

On March 23, 2012, the London afternoon fixing price of gold was U.S.$1,664 per ounce.

	Price per ounce(1)
Copper	High	Low	Average
	($/oz)
1999	1,846	1,354	1,574
2000	2,009	1,607	1,814
2001	1,837	1,319	1,577
2002	1,690	1,421	1,558
2003	2,321	1,545	1,780
2004	3,287	2,337	2,867
2005	4,650	3,072	3,687
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009	7,346	3,051	5,164
2010	9,740	6,091	7,539
2011	9,986	7,062	8,836
2012 (through March 23, 2012)	8,658	7,661	8,297

Note:

Source: I-Net

(1)	Rounded to the nearest U.S. dollar.

On March 23, 2012, the London Metal Exchange cash settlement price for copper was U.S.$8,401 per ton.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges can be undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. At December 31, 2011, Gold Fields had no outstanding hedges. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity”. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

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

Gold Fields’ Realized Gold and Copper Prices

The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Gold Fields’ average U.S. dollar realized gold price during the past three fiscal years and the six months ended December 31, 2010 and 2009. Gold Fields’ average realized gold price per equivalent ounce is calculated using the actual price per ounce of gold received on gold sold and the actual amount of revenue received on sales of copper, expressed in terms of the price per gold equivalent ounce. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions.”

	Fiscal		Six months ended December 31		Fiscal
Realized Gold Price(1)	2009	2010	2009	2010	2011
Average	874	1,089	1,028	1,295	1,567
High	989	1,261	1,213	1,421	1,875
Low	713	909	909	1,157	1,319
Gold Fields’ average realized gold price(2)	875	1,085	1,026	1,292	1,569

Notes:

(1)	Prices stated per ounce.
(2)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

The following table sets out the average, the high and the low London Metal Exchange cash settlement price per ton for copper and Gold Fields’ average U.S. dollar realized copper price for the ten month period from September 1, 2008 (when the Cerro Corona Mine commenced production) and fiscal 2010 and 2011 and the six months ended December 31, 2010 and 2009.

	10 months ended June 30, 2009	Fiscal 2010	Six months ended December 31		Fiscal 2011
Realized Copper Price(1)(3)			2009	2010
Average	4,322	6,675	6,238	7,933	8,836
High	7,420	7,951	7,346	9,740	9,986
Low	2,770	4,821	4,821	6,354	7,062
Gold Fields’ average realized Copper price(2)	4,115	6,273	5,634	7,182	8,160

Notes:

(1)	Prices stated per ton.
(2)	Gold Fields’ average realized copper price may differ from the average copper price due to the timing of its sales of copper within each year and is net of treatment and refining charges.
(3)	Realized copper price relates to the ten months ended June 30, 2009, the 12 month period ended June 30, 2010 and 12 month period ended December 31, 2011. See “— Comparability of Historical Financial Information”.

Costs

Over the last three fiscal years (including the transition period), Gold Fields’ total cash costs consist primarily of labor and, where applicable, contractor costs, power and water and consumable stores, which include explosives, timber and other consumables, including diesel fuel and other petroleum products. Gold Fields expects that its total cash costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes.

In order to counter the effect of increasing costs in the mining industry, Gold Fields has introduced broad-based cost saving initiatives which are collectively referred to as the “Business Process Re-engineering” program, or BPR. This program has been implemented across the Group. This program will focus on identifying and realizing major cost savings on an on-going basis to ensure the long term sustainability of the operations. See “Information on the Company—Description of the Mining Business—Productivity and Cost Initiatives—Business Process Re-engineering Program”. One of Gold Fields’ strategic priorities relates to the proactive management of costs with a view to maintaining an NCE margin of between 20% and 25% at each mine.

Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 49% of total cash costs at the South African operations.

At the South African operations, power and water made up on average approximately 13% of total cash costs over the last three fiscal years. In fiscal 2011, power costs made up 15% of the costs of production at the South African operations. Eskom applied to the National Energy Regulator of South Africa, or NERSA, for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. However, on March 9, 2012, NERSA announced a reduction in the electricity tariff increase from 25.9% to 16%, from April 1, 2012, through to March 2013. Gold Fields expects further significant additional increases during the next several years as Eskom embarks on an electricity generation capacity expansion program.

Both Gold Fields Ghana and Abosso have agreed on new tariffs with their respective power suppliers (the state electricity supplier, the Volta River Authority, or VRA, supplies power to Gold Fields Ghana and the Electricity Company of Ghana, or ECG, provides power to Abosso), representing a 54% increase from fiscal

2010 to fiscal 2011. Until gas supply to the generating units in Ghana is assured, energy prices will correlate with the crude oil price. In this regard, it is expected that the next tariff review will result in an increase in the tariff. The VRA has provided a revised “Power Sales and Purchase Agreement between VRA and Gold Fields Ghana” which is expected to be concluded in April 2012. VRA tariffs for the period from January 2011 to December 2011 have been concluded. A tariff has been agreed with the ECG covering the period June 1, 2010 to May 31, 2011. Tariff rates for June 2011 to May 2012 are being negotiated. Any increase in the electricity price could have a material adverse effect on the Group’s business and operating results.

At the Ghana operations, Damang completed the transition to owner mining in March 2011. In fiscal 2005, Tarkwa began engaging in owner mining and therefore significantly reduced its use of outside contractors. Both Tarkwa and Damang completed the transition to owner maintenance of the trucking fleet during fiscal 2011. Contractor costs represented on average 15% of total cash costs at Tarkwa over the last three fiscal years, and 9% of total cash costs during fiscal 2011. Over the last three fiscal years contractor costs represented on average 36% of total cash costs at Damang with 17% in fiscal 2011. Direct labor costs represent on average a further 9% of total cash costs at Tarkwa over the last three fiscal years and 10% in fiscal 2011. Over the last three fiscal years direct labor costs represented on average 8% at Damang and 9% in fiscal 2011.

At Cerro Corona, labor represented 29% of total cash costs and contractor costs represented 33% of total cash costs in fiscal 2011. Over the last two fiscal years direct labor costs represented on average 25% of total cash costs and contractor costs represented 36%. Cerro Corona has only been in production for a full year since fiscal 2010 therefore only two years comparatives can be provided.

At the Australian operations, mining operations were conducted by outside contractors. However at Agnew, owner mining at the underground operations commenced in May 2010, while development is still conducted by outside contractors. At St. Ives, owner mining at the underground operations commenced in July 2011, but development and surface operations are still conducted by contractors. Over the last three fiscal years, total contractor costs represented on average 44% at Agnew and 36% at St. Ives of total cash costs and direct labor costs represented on average a further 18% at Agnew and 15% at St. Ives of total cash costs. In fiscal 2011, contractors and direct labor cost represented 41% and 12% at Agnew and 37% and 18% at St. Ives, respectively.

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of their mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three fiscal years, fuel costs have represented approximately 13% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at other operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the pits and the distances between the pits and the plants. In order to provide some protection against future increases in oil prices, and therefore in diesel fuel prices, Gold Fields has in recent years entered into various call options for diesel fuel for the benefit of its Ghana operations. There were no call options entered into during fiscal 2011. However, call options entered into during fiscal 2009 expired on February 28, 2010. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Policy—Oil,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Experience—Oil” and “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Contract Position—Oil.”

During fiscal 2010, price participation royalties of A$3.4 million ($3.0 million) were paid to certain subsidiaries of Morgan Stanley Bank in respect of St. Ives. No such royalties were paid in fiscal 2011 due to the buy-out of the royalty in fiscal 2010.

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

Notional Cash Expenditure

Gold Fields defines NCE as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per equivalent ounce basis. Management considers NCE per equivalent ounce to be an important measure as it believes NCE per ounce provides more information than other commonly used measures, such as total cash costs per equivalent ounce, regarding the real cost to Gold Fields of producing an equivalent ounce of gold, reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that revenue less NCE is a useful indication of the cash Gold Fields has available for paying taxes, repaying debt, funding exploration and paying dividends and the like.

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

The following tables set out a reconciliation of Gold Fields’ production costs, as calculated in accordance with U.S. GAAP, to its NCE for fiscal 2011, 2010, 2009 and the six months ended December 31, 2010 and 2009.

	For the year ended December 31, 2011
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	1,011.8	329.3	293.9	446.0	172.1	398.7	144.9	155.6		(3.7)	2,948.6

Add:
Corporate expenditure	5.3	1.6	1.4	4.0	1.2	2.9	1.2	5.0		3.2	25.9
Employment termination costs	27.0	4.9	0.1	—	—	—	—	—		0.8	32.8
GIP movement	—	—	—	78.6	(1.1)	(2.9)	2.7	(0.1)		—	77.2
Accretion expense on provision for environmental rehabilitation	10.8	2.9	1.0	1.8	0.3	4.2	2.3	1.7		—	24.9

Operating costs(3)	1,054.8	338.7	296.4	530.4	172.6	403.0	151.1	162.1		0.3	3,109.4
Additions to property, plant and equipment	318.6	84.6	274.6	124.8	57.4	150.8	63.3	69.4		9.5	1,153.0

Notional cash expenditure(3)	1,373.4	423.4	571.0	655.2	230.0	553.7	214.3	231.5		9.8	4,262.4

Gold produced (‘000oz)	1,100.1	346.8	273.0	717.3	217.7	464.5	194.0	383.1	(2)	—	3,696.7
Notional cash expenditure per ounce of gold produced ($)	1,248	1,221	2,092	913	1,056	1,192	1,105	604		—	1,153

Notes:

(1)	Calculated using an average exchange rate of R7.22 per $1.00.

(2)	Including gold equivalent ounces.
(3)	This total may not reflect the sum of the line items due to rounding.

	For the year ended June 30, 2010
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	487.5	435.6	289.8	216.5	452.9	122.9	320.4	92.4	126.0		—	2,544.0

Add:
Corporate expenditure	10.3	9.4	5.5	3.8	5.7	1.5	3.6	1.6	6.1		—	47.5
Employment termination costs	2.6	3.4	2.7	0.7	—	—	—	0.3	—		0.6	10.3
GIP movement	—	—	—	—	10.9	(1.3)	18.8	(0.3)	1.3		—	29.4
Accretion expense on provision for environmental rehabilitation	4.8	3.2	2.5	0.7	1.5	0.3	3.3	1.6	1.5		—	19.3

Operating costs(3)	505.1	451.4	300.4	221.5	470.8	123.3	346.1	95.6	134.9		0.6	2,649.9
Additions to property, plant and equipment	150.3	145.7	85.8	212.8	64.6	29.8	84.9	48.8	85.6		4.6	913.1

Notional cash expenditure(3)	655.4	597.1	386.2	434.3	535.4	153.1	431.0	144.5	220.5		5.2	3,562.8

Gold produced (‘000oz)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	393.6	(2)	—	3,841.0
Notional cash expenditure per ounce of gold produced ($)	923	1,053	985	1,640	743	738	1,023	874	560		—	928

Notes:

(1)	Calculated using an average exchange rate of R7.58 per $1.00.
(2)	Including gold equivalent ounces.
(3)	This total may not reflect the sum of the line items due to rounding.

	For the year ended June 30, 2009
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	378.6	330.6	218.4	128.3	359.4	130.7	288.9	84.6	79.1		(0.3)	1,998.6

Add:
Corporate expenditure	7.1	5.7	3.9	2.5	8.1	1.3	3.4	1.5	2.0		—	35.5
Employment termination costs	1.8	2.5	2.0	—	—	—	0.6	0.2	—		—	7.1
Accretion expense on provision for environmental rehabilitation	4.0	3.5	1.8	1.0	0.8	0.2	1.0	0.3	1.3		—	13.9

Operating costs(3)	391.8	342.3	226.1	131.8	368.3	132.2	293.6	86.6	82.4		(0.3)	2,055.1
Additions to property, plant and equipment	114.8	106.4	69.9	113.3	140.8	16.9	49.4	21.7	116.8		10.2	760.3

Notional cash expenditure(3)	506.6	448.7	296.0	245.1	509.1	149.1	343.3	108.3	199.2		9.9	2,815.4

Gold produced (‘000oz)	829.9	643.0	391.1	174.7	612.4	200.4	428.3	192.1	219.3	(2)	—	3,691.2
Notional cash expenditure per ounce of gold produced ($)	610	698	757	1,403	831	744	802	564	908		—	763

Notes:

(1)	Calculated using an average exchange rate of R9.01 per $1.00.
(2)	Including gold equivalent ounces.
(3)	This total may not reflect the sum of the line items due to rounding.

	For the six months ended December 31, 2010
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	516.8	168.4	137.0	257.6	72.3	161.6	49.5	72.6		—	1,435.7

Add:
Corporate expenditure	8.1	2.3	1.7	1.9	0.8	1.7	1.4	3.0		—	20.7
Employment termination and restructuring costs	22.0	7.1	0.4	0.2	—	0.2	0.3	—		5.2	35.3
GIP movement	—	—	—	(1.8)	0.5	5.0	0.4	1.6		—	5.6
Accretion expense on provision for environmental rehabilitation	4.3	1.4	0.4	0.9	0.2	2.0	1.0	0.8		—	10.9

Operating costs(3)	551.2	179.2	139.4	258.8	73.7	170.4	52.5	78.0		5.2	1,508.2
Additions to property, plant and equipment	177.3	42.7	140.5	64.0	56.3	52.8	24.0	31.4		4.7	593.6
Notional cash expenditure(3)	728.5	221.9	279.9	322.8	129.9	223.2	76.5	109.4		9.8	2,101.8

Gold produced (‘000oz)	634.0	202.0	146.2	362.0	116.9	243.0	79.6	199.5	(2)	—	1,983.3

Notional cash expenditure per ounce of gold produced ($)	1,149	1,098	1,914	892	1,111	918	961	548		—	1,060

Notes:

(1)	Calculated using an average exchange rate of R7.14 per $1.00.
(2)	Including gold equivalent ounces.
(3)	This total may not reflect the sum of the line items due to rounding.

	For the six months ended December 31, 2009
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	453.9	148.0	102.1	199.4	54.6	150.0	46.7	63.9		—	1,218.4

Add:
Corporate expenditure	9.5	2.7	1.9	3.1	0.8	1.9	0.7	3.1		—	23.5
Employment termination and restructuring costs	2.6	1.3	—	—	—	—	—	—		0.3	4.3
GIP Movement	—	—	—	10.2	(0.7)	3.9	0.9	(1.0)		—	13.3
Accretion expense on provision for environmental rehabilitation	3.9	1.2	0.3	0.7	0.1	1.7	1.2	0.7		—	9.9

Operating costs(3)	469.8	153.2	104.3	213.3	54.8	157.5	49.4	66.7		0.3	1,269.4
Additions to property, plant and equipment	139.9	40.0	105.9	33.4	9.9	41.5	19.1	46.9		2.5	439.0

Notional cash expenditure(3)	609.7	193.2	210.2	246.7	64.6	199.0	68.5	113.6		2.8	1,708.4

Gold produced (‘000oz)	695.4	217.2	136.9	347.9	96.7	196.3	92.8	186.9	(2)	—	1,970.1
Notional cash expenditure per ounce of gold produced ($)	877	890	1,535	709	668	1,014	738	608		—	867

Notes:

(1)	Calculated using an average rate of R7.65 per $1.00.
(2)	Including gold equivalent ounces.
(3)	The total may not reflect the sum of the line items due to rounding.

NCE increased from $928 per ounce in fiscal 2010 to $1,153 per ounce in fiscal 2011, primarily because of inflation, significant increases in additions to property, plant and equipment mainly due to the project build-up at South Deep and expenditure on underground development at Athena, at St. Ives. In addition, costs increased due to the 4.7% strengthening of the South African Rand against the U.S. dollar, annual wage increases, increases in electricity tariffs in South Africa and Ghana, fuel price increases in Ghana and increase in statutory workers participation in Cerro Corona due to higher profits. These increases were partially offset by cost saving initiatives at all Gold Fields’ operations.

Royalties

South Africa

The Mineral and Petroleum Resource Royalty Act, 2008, or the Royalty Act, was promulgated on November 24, 2008 and came into operation on March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the state.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% is levied on refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. A maximum royalty of 7% is levied on unrefined minerals.

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for the fiscal 2011 was approximately 1.5% of revenue.

Ghana

Because minerals are owned by the state and held in trust by the President, the Tarkwa and Damang operations are subject to a gold royalty which was set at 5% of total revenue earned from minerals obtained, effective from March 19, 2010. Although the royalty rate of 5% became effective on March 19, 2010, Gold Fields only became subject to the higher rate after April 1, 2011. Prior to April 1, 2011, the royalty rate was calculated on a sliding scale with rates ranging from 3% to a maximum of 6% based on profitability of the mining operations.

Australia

Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

Peru

On October 1, 2011, the Peruvian Congress approved a new mining royalty law which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The royalties are calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%). Under the new regime, La Cima’s effective royalty rate for fiscal 2011 was 3% of revenue.

Under the previous mining royalty law, the previous royalty rates were calculated on gross revenues with a sliding scale from 1% to 3%.

Income and Mining Taxes

South Africa

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. Gold Fields itself and its other South African subsidiaries that are non-gold mining companies (i.e. the companies in the group not carrying on the direct gold mining operations) are taxed at a statutory rate of 28%.

GFIMSA owns both the KDC and Beatrix mines. Gold Fields Operations Limited and GFI Joint Venture Holdings (Proprietary) Limited (the legal partners of the South Deep Joint Venture), jointly own the South Deep

Mine. Accordingly, these companies (GFIMSA, Gold Fields Operations Limited and GFI Joint Venture Holdings (Proprietary) Limited) constitute gold mining companies for South African taxation purposes. These companies are subject to the gold formula on their mining income.

The applicable formula takes the form Y = a –	ab
X

Where y = the tax rate to be determined

a = the marginal tax rate of either 34% or 43% (depending on the Secondary Tax on Companies, or STC, election—see below)

b = the portion of tax-free revenue (currently the first 5%)

x = the ratio of taxable income to the total income (expressed as a percentage)

In addition, these gold mining companies pay tax on their non-mining income at a rate of either 28% or 35% (depending on the STC election—see below)

Up until December 31, 2011 a gold mining company could elect to pay a higher formula rate of tax in exchange for being exempt from Secondary Tax on Companies (the workings of STC is described in more detail below). All of Gold Fields’ gold mining companies made this election, and as a result these companies paid tax on their gold mining income according to the 43% variation of the gold formula above in respect of mining income, and 35% in respect of non-mining income.

During the budget speech in February 2012, the Minister of Finance announced that STC will be abolished resulting in the abolishment of the STC inclusive Gold mining formula. The result is that there will now only be one Gold Mining formula with effect from January 1, 2012.

The new applicable formula is : y = a – (ab/x)

Where y = the tax rate to be determined

a = the marginal tax rate of 34%

b = the portion of tax-free revenue (currently the first 5%)

x = the ratio of taxable income to the total income

Gold Fields’ gold mining companies above will be taxed at a rate of 28% on any non-mining income with effect from January 1, 2012, in line with the reduction in the marginal rate applicable to mining income. The repeal of STC with effect from April 1, 2012 onwards and the introduction of the dividend withholding tax therefore results in a net lower effective tax rate paid by Gold Fields’ gold mining operations.

While GFIMSA owns both the KDC and Beatrix gold mines, unredeemed capital expenditure is still ring fenced between the historical gold mines (being KDC West, KDC East and Beatrix), so that capital expenditure at one of these mines cannot be used to reduce taxable income from another mine.

Up until December 31, 2011, South Africa imposed a STC, which was charged at a rate of 10%. STC was a tax on dividends declared by companies or closed corporations tax resident in South Africa.

STC differed from a dividend withholding tax in that it was a tax imposed on companies or closed corporations, and not on its shareholders. STC was payable on the amount of dividends declared by the company, less the sum of qualifying dividends received or accrued to the company during a particular time period (referred to as a dividend cycle).

In terms of the STC provisions, certain dividends received by South African resident companies carried STC “credits”, and to the extent that South African resident companies in turn declared these same dividends no additional STC was due.

While STC has now been abolished and replaced with a withholding tax on dividends at 15% with effect from April 1, 2012, there will be a three year transition period ending on March 31, 2015 during which dividends carrying STC “credits” may still be distributed by South African resident companies free of tax. No withholding tax on dividends will be levied on the distribution of such dividends carrying STC “credits” during this three year window period.

Gold Fields Limited and its subsidiaries had STC credits of approximately R2,062 million available as at December 31, 2011 (R2,793 million as at February 29, 2012). The STC “credit” balance was reduced by the final dividend of R2.30 per share paid by Gold Fields Limited during March 2012 to R1,114 million. At March 23, 2012, the available STC “credit” balance applicable to dividends distributed after April 1, 2012 is R1,114 million. Therefore, dividend payments made by Gold Fields Limited after April 1, 2012 will not attract dividend withholding tax until the R1,114 million credit balance has been exhausted.

Ghana

Ghanaian resident entities are subject to tax on the basis of income derived from, accruing in, received in, or brought into Ghana. The standard corporate income tax rate is currently 25%.

On July 21, 2009, the Ghanaian government promulgated the National Fiscal Stabilisation Levy Act, which introduces a levy of 5% on profits before tax of companies in selected industries, including mining. The Ghanaian government has in its 2012 annual budget statement announced that the National Fiscal Stabilisation Levy does not apply for the 2012 calendar year onwards. The National Fiscal Stabilisation Levy therefore was only applicable to the 2009, 2010 and 2011 calendar years, commencing for Gold Fields during the quarter ended September 30, 2009. The levy was introduced as a temporary measure to raise additional revenue and meet critical government expenditure, and was not intended to be a permanent feature of the Ghanaian fiscal regime.

Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowances for mine development consist of an initial allowance of 80% of the cost of assets added in that calendar year the balance of the brought forward balance is depreciated at the rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the mining asset acquired in the prior year is included in the balance, effectively allowing a total of 105% allowance on mining assets. Under the project development agreement, (entered into between the Ghanaian government and Gold Fields Ghana) and the deed of warranty, (entered into between the Ghanaian government and Abosso), the government has agreed that no withholding tax shall be payable on any dividend or capital repayment declared by Gold Fields Ghana or Abosso which is due and payable to any shareholder not normally resident in Ghana.

Recent amendments

The following changes to the current tax regime relating to mining companies were passed by the Ghanaian parliament and gazetted as of March 9, 2012. The changes include the following:

•	Increased tax rate for mining companies from 25% to 35%.

•

As from the 2012 year of assessment, capital allowances on mining assets would now be granted at the rate of 20% on the cost base of the assets, versus the previous 80% of the cost base of assets in the first year, 50% of the balance (the remaining 20%) of the tax written down value annually thereafter. Previously an “upliftment allowance” calculated as being 5% of the cost price of the asset was also granted claimable in the year following the acquisition. This “upliftment allowance” has expired and is to be abolished.

•

Expenses exclusively incurred on one contracting area or site would no longer be offset against profits from another contracting area or site belonging to the same company in determining the chargeable income for income tax purposes (The mechanics of this change still need to be defined by the Ghanaian tax authorities).

•	Expiration of the National Fiscal Stabilisation Levy of 5%.

In addition, the following further amendments have been proposed:

•	A windfall profit tax of 10% on mining companies. The 10% is expected to be calculated based on an adjusted cash balance method, which is yet to be defined.

•	Capital gains tax on the appreciation in the value of companies whose ownerships are transferred or changed.

•

The introduction of transfer pricing regulations to strengthen existing legislation to deal with taxation of multinational companies and minimize the incidence of tax avoidance through Transfer Pricing. Transfer Pricing refers to the setting, analysis, documentation and adjustment of charges made between related parties for goods, services or use of property.

Australia

Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs are deductible in full as incurred and other capital expenditure is deductible over the lives of the assets acquired.

With effect from July 1, 2001, the Australian legislature introduced a Uniform Capital Allowance, which allows tax deductions for:

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

Peru

Peru taxes resident individuals and domiciled corporations on their worldwide income. The corporate income tax rate applicable to domiciled corporations is 30% on taxable income. Capital gains are also taxed as ordinary income for domiciled corporations.

Tax losses may be carried forward by a domiciled corporation using one of the following methods:

•	losses may be carried forward and used in full in the subsequent four tax years. The balance of tax losses carried forward and not used during these four tax years is forfeited; or

•

losses can be carried forward, and up to 50% of the tax loss may be set off against taxable income in a subsequent tax year. The balance of the assessed losses may be carried forward and applied on this basis until the balance is fully used up, with no time limit on the carry forward.

On October 4, 2007, La Cima and its parent company, Gold Fields Corona (BVI) Limited, or Gold Fields Corona, signed Investment Stability Agreements on withholding taxes and income tax rates, or Partial Stability Agreement, with the relevant governmental authorities in Peru. These agreements, among other things, guarantee the current tax regime, including a 4.1% withholding tax rate on dividends and 30% income tax rate, for a period of 10 years. In line with certain provisions of these agreements, Gold Fields Corona capitalized $404.5 million of inter-company loans in March 2008.

On August 24, 2011 the mining sector signed a letter of understanding with the government of Peru stating that:

•	taxes will be based on a progressive scale over operating profit; and

•	increased collection will come from existing and new operations.

Companies without signed stability agreements or with Partial Stability Agreements, such as La Cima, will pay a new royalty (which effectively replaces the existing royalty regime) calculated with reference to the operating margin and ranging from 1% (for operating margins of less than 10%) to 12% (for operating margins of more than 80%). Such companies would also be subject to a ‘Special tax on mining”, or IEM, ranging from 2% (for operating margins of less than 10%) to 8.4% (for operating margins of more than 85%).

Companies with signed stability agreements, or Comprehensive Stability Agreements, would be subject to a Special Levy on Mining, or GEM, ranging from 4% (for operating margins of less than 10%) to 13.12% (for operating margins of more than 85%). These companies would also be expected to sign voluntary agreements with the Government. Stabilized companies would only be subject to GEM and not IEM. Stabilized companies who currently are exempt from royalty payments would only pay the new GEM tax and not the new royalty, where stabilized companies who are not exempt from paying royalties will pay the new royalty and the GEM tax but be entitled to deduct the royalty payments against the GEM payment so due.

The new royalty, IEM and GEM would be treated as tax deductible and the new royalty would no longer be treated as sales cost as was the case with the previous royalty.

Exchange Rates

Gold Fields’ South African revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a lower Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates.” In fiscal 2011, movements in the U.S. dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand strengthened 4.7% against the U.S. dollar, from an average of 7.58 in fiscal 2010 to 7.22 in fiscal 2011.

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

During fiscal 2011, Gold Fields had three different currency forward contracts:

•	South African rand/U.S. dollar forward cover contract with an initial value of $2 million which was delivered into during fiscal 2011;

•	South African rand/Canadian dollar forward cover contract with an initial value of C$0.4 million which was delivered into during fiscal 2011; and

•	South African rand/Australian dollar forward cover contract with an initial value of A$3 million of which A$3 million was outstanding at the end of fiscal 2011.

See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

Inflation

It is possible that a period of significant inflation could adversely affect Gold Fields’ results and financial condition. The majority of Gold Fields’ costs at the South African operations are in Rand and revenues from gold sales are in U.S. dollars. Generally, when inflation is high, the Rand potentially devalues thereby increasing Rand revenues and potentially offsetting the increase in costs. The same applies to the Australian operations with regard to the link between Australian dollars and U.S. dollars. The Peruvian and Ghanaian operations, on the other hand, are affected by inflation without a potential similar effect on revenue proceeds thereby increasing the impact of inflation on the operating margins.

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

Set out below are the capital expenditures made by Gold Fields during fiscal 2011.

South African Operations

•	Gold Fields spent approximately $319 million on capital expenditures at the KDC operation in fiscal 2011 and has budgeted $333 million of capital expenditures at KDC for fiscal 2012.

•

Gold Fields spent approximately $85 million on capital expenditures at the Beatrix operation in fiscal 2011 and expects to spend approximately $92 million on capital expenditures at Beatrix in fiscal 2012.

•

Gold Fields spent approximately $275 million on capital expenditures at the South Deep operation in fiscal 2011 and expects to spend approximately $318 million on capital expenditures at South Deep in fiscal 2012.

Ghanaian Operations

•

Gold Fields spent approximately $125 million on capital expenditures at the Tarkwa operation in fiscal 2011 (excluding $94 million spent on capital waste mining, which is expensed) and has budgeted $172 million for capital expenditures at Tarkwa for fiscal 2012 (excluding $107 million budgeted on capital waste mining, which is expensed).

•

Gold Fields spent approximately $57 million on capital expenditures at the Damang mine in fiscal 2011 (excluding $31 million spent on capital waste mining, which is expensed) and has budgeted $60 million of capital expenditures at Damang for fiscal 2012 (excluding $32 million budgeted on capital waste mining, which is expensed).

Australian Operations

•

Gold Fields spent approximately $151 million on capital expenditures at St. Ives in fiscal 2011 (excluding $32 million spent on capital waste mining, which is expensed) and has budgeted $160 million for capital expenditures at St. Ives in fiscal 2012 (excluding $47 million budgeted on capital waste mining which is expensed).

•

Gold Fields spent approximately $63 million on capital expenditures at Agnew in fiscal 2011 (excluding $11 million spent on capital waste mining, which is expensed) and has budgeted $72 million for capital expenditures at Agnew for fiscal 2012 (with nil budgeted for capital waste mining).

Peruvian Operations

•	Gold Fields spent approximately $69 million on capital expenditures at Cerro Corona in fiscal 2011 and has budgeted $89 million for capital expenditures at Cerro Corona for fiscal 2012.

Exploration

•

Gold Fields spent approximately $85 million on near mine exploration and $121 million on greenfields exploration in fiscal 2011. In fiscal 2012, Gold Fields plans to spend about $68 million on near mine exploration, and about $110 million on greenfields exploration (not including exploration spending in relation to the FSE deposit), the latter largely in the three targeted international regions.

Growth Projects

•

Gold Fields spent approximately $99 million on growth projects during fiscal 2011 and expects to spend approximately $324 million on growth projects during fiscal 2012 (including Chucapaca on a 100% basis).

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

Business combinations

Management accounts for its business acquisitions under the purchase method of accounting. The total value of the consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by using internal or external valuations. Management uses a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values, valuations on recent transactions or a combination thereof and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability.

In addition, management believes that it uses the most appropriate valuation assumptions underlying each of those valuation methods based on current information available including discount rates, market risk rates, entity risk rates and cash flow assumptions. The accounting policy for valuation of business acquisitions is considered critical because judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of financial position and the results of operations.

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

Depreciation, depletion and amortization at Gold Fields’ South African operations are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives (which range from 5 to 69 years), are less sensitive to changes in reserve assumptions. Accordingly, at these locations, it is Gold Fields’ policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Field’s Board. However, if Gold Fields’ management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

A similar approach is followed at Gold Fields’ operations in Ghana and Peru, due to the longer life of the primary ore body. At Gold Fields’ Australian operations, where mine-life ranges from 4 to 5 years, proven and probable reserves used for the calculation of depreciation, depletion and amortization are more susceptible to changes in reserve estimates. At these locations, Gold Fields’ depreciation, depletion and amortization calculations are updated on a more regular basis (at least quarterly) for all known changes in proven and probable reserves. The nature of the ore body, and the on-going information being gathered in connection with the ore body, facilitates these updates.

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

Under U.S. GAAP, the impairment model for long-lived assets consists of two steps. The impairment analysis first compares the total estimated cash flows on an undiscounted basis to the carrying amount of the asset including goodwill, if any. If the undiscounted cash flows are less than the carrying amount of the asset, a second step is performed. The Group records an impairment as a charge to earnings if discounted expected future cash flows are less than the carrying amount.

The lowest level at which such cash flows are generated are generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

If there are indications that an impairment may have occurred, Gold Fields prepares estimates of expected future cash flows for each group of assets. Expected future cash flows reflect:

•	estimated sales proceeds from the production and sale of recoverable gold and copper contained in proven and probable reserves;

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2011, the Group used an expected future market gold price of $1,700 per ounce, and expected future market exchange rates of R7.32 to $1.00 and A$1.00 for fiscal 2012, an expected future market gold price of $1,600 per ounce, and expected future market exchange rates of R7.48 to $1.00 and A$1.00 for fiscal 2013 and an expected future market gold price of $1,500 per ounce, and expected future market exchange rates of R7.78 to $1.00 and A$0.94 thereafter. The Group used an expected future market copper price of $8,900 per ton for fiscal 2012, $8,550 per ton for fiscal 2013, $8,200 per ton for fiscal 2014 and $8,250 per ton thereafter;

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

For acquired exploration-stage properties, the purchase price is capitalized, but post-acquisition exploration expenditures are expensed. The future economic viability of exploration-stage properties largely depends upon the outcome of exploration activity, which can take a number of years to complete for large properties. Management monitors the results of exploration activity over time to assess whether an impairment may have occurred. The measurement of any impairment is made more difficult because there is not an active market for exploration properties, and because it is not possible to use discounted cash flow techniques due to the very limited information that is available to accurately model future cash flows.

In general, if an impairment occurs at an exploration stage property, it would probably have minimal value and most of the acquisition cost may have to be written down.

Gold Fields recorded no impairment charges on its long-lived assets during the six month ended December 31, 2010, fiscal 2010 or fiscal 2009 but recorded impairment charges amounting to $9.5 million in fiscal 2011.

Impairment of goodwill

Gold Fields acquired the South Deep mine on December 1, 2006. Goodwill related to this acquisition is reflected in the balance sheet in the U.S. dollar reporting currency at $1,075.4 million. Gold Fields performs its annual impairment test of goodwill related to the South Deep mine at the end of each fiscal period.

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

The fair value represents a discounted cash flow valuation based on expected future cash flows. The expected future cash flows used to determine the fair value of the reporting unit are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including, but not limited to, reserves and production estimates, together with economic factors such as the spot gold price and foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates. Therefore it is possible that outcomes within the next financial year that are materially different from the assumptions used in the impairment testing process could require an adjustment to the carrying values.

Management’s estimates and assumptions to estimate the fair value of the South Deep reporting unit include:

•	estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2011, the Group used an expected future market gold price of $1,700 per ounce, and expected future market exchange rates of R7.32 to $1.00 for fiscal 2012, an expected future market gold price of $1,600 per ounce, and expected future market exchange rates of R7.48 to $1.00 for fiscal 2013 and an expected future market gold price of $1,500 per ounce, and expected future market exchange rates of R7.78 to $1.00 thereafter;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Gold Fields has determined that the fair value of the South Deep mine is in excess of its carrying value of $3,365.5 million and the goodwill related to the South Deep mine was therefore not considered impaired under U.S. GAAP.

Deferred taxation

Management establishes a valuation allowance for deferred tax assets where cumulative losses require a valuation allowance or where management believes that they will not be realized based on projections. These determinations are based on the projected taxable income and realization of tax allowances, tax losses and unredeemed capital expenditure. In the event that these tax assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that Gold Fields would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

Gold Fields is periodically required to estimate the tax basis of assets and liabilities. Where tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. See note 5 to the audited consolidated financial statements which appear elsewhere in this annual report.

Gold Fields recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

Environmental rehabilitation costs

Gold Fields makes provision for environmental rehabilitation costs and related liabilities when environmental disturbances occur based on management’s interpretations of current environmental and regulatory requirements. The provisions are recorded by discounting the expected cash flows associated with the environmental rehabilitation using a discount factor that reflects a credit-adjusted risk-free rate of interest. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of rehabilitation liabilities is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of rehabilitation liabilities. In addition, expected cash flows relating to rehabilitation liabilities could occur over periods up to the planned life of mine at the time the estimate is made and the assessment of the extent of environmental remediation work is highly subjective.

While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may, when considering the factors discussed above, differ materially from the costs that will actually be incurred to rehabilitate Gold Fields’ mine sites in the future.

Employee benefits

Management’s determination of Gold Fields’ obligation and expense for post-retirement healthcare liabilities, depends on the selection of certain assumptions used by actuaries to calculate the amounts. These assumptions are described in note 15 to Gold Fields’ consolidated financial statements and include, among others, the discount rate, healthcare inflation costs and rates of increase in compensation costs. Actual results that differ from management’s assumptions are accumulated and charged over future periods, which will generally affect Gold Fields’ recognized expense and recorded obligation in future periods. While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect Gold Fields’ post-retirement obligations as well as future expenses, which will result in an impact on earnings in the periods that the changes in the assumptions occur.

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

Share-based compensation

U.S. GAAP requires Gold Fields to determine the fair value of shares and share options as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. Gold Fields determines the grant-date fair value of shares and options using a

Black-Scholes or Monte Carlo simulation valuation model, which require Gold Fields to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and Gold Fields’ expected dividend yield.

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

Recently adopted accounting pronouncements

Revenue recognition

In October 2009, the Accounting Standards Codification, or ASC guidance, related to revenue recognition: multiple-deliverable revenue arrangements was updated. The update specifies multiple–deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP requirements. It establishes a selling price hierarchy and requires significant expansion of disclosures relating to multiple-deliverable revenue arrangements. The amendments in this update are effective prospectively for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

In April 2010, the ASC guidance related to revenue recognition: milestone method of revenue recognition was updated. The amendments provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

Fair value measurements

In January 2010, the ASC guidance related to fair value measurement: improving disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 (unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities) and Level 2 (Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly for substantially the full term of the asset or liability) fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance did not have an impact on the Group’s financial statements.

Derivatives and hedging

During March 2010, the ASC guidance related to derivatives and hedging: scope exception related to embedded credit derivatives was updated. The amendments clarify the scope exceptions related to embedded credit derivatives. The amendments are effective from the first fiscal quarter beginning after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

Compensation—stock compensation

During April 2010, the ASC guidance related to compensation - stock compensation: effect of denominating the exercise price of a share-based payment awarded in the currency of the market in which the underlying equity security trades was updated. The update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for those fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Financial services—insurance

During April 2010, the ASC guidance related to financial services insurance: how investments held through separate accounts affect an insurer’s consolidation analysis of those investments was updated. The updated guidance did not impact the Group’s financial statements. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010.

Receivables

During April 2010, the ASC guidance related to receivables: effect of a loan modification when the loan is part of a pool that is accounted for as single asset was updated. The amendment clarifies that modifications of loans that are accounted for within a pool do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments are effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim an annual period ending July 15, 2010. The updated guidance did not impact the Group’s financial statements.

In July 2010, the ASC guidance related to receivables: disclosures about the credit quality of financing receivables and the allowance for credit losses was updated. The update requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Defined contribution pension plans

During September 2010, the ASC guidance related to plan accounting - defined contribution pension plans: reporting loans to participants by defined contribution pension plans (a consensus of the FASB emerging issues task force) relating to reporting loans to participants by defined contribution pension plans was updated. The amendments require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments are applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Intangibles—goodwill and other

In December 2010, the ASC guidance related to intangibles - goodwill and other: when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts relating to goodwill testing was updated. The update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, the update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Business combinations

In December 2010, the ASC guidance related to business combinations: disclosure of supplementary pro forma information for business combinations relating to business combinations was updated. The update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Recently issued accounting pronouncements not yet adopted

Receivables

During January 2011, the ASC guidance related to receivables: deferral of the effective date of disclosures about troubled debt restructurings on update 2010-20 was updated. The update temporarily delays the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

During April 2011, the ASC guidance related to receivables: a creditor’s determination of whether a restructuring is a troubled debt restructuring was updated. The amendments clarify the guidance on a creditor’s evaluation of whether restructuring constitutes a concession and whether the debtor is experiencing financial difficulties. The updated guidance did not impact the Group’s financial statements. The amendments are effective for the first interim or annual period beginning on or after June 15, 2011.

Fair value measurement

During May 2011, the ASC guidance related to fair value measurement: amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS was issued. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Group expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements. The ASU is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively.

Comprehensive income

During June 2011, the ASC guidance related to comprehensive income: presentation of comprehensive income was updated. The amendments provide an entity with the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The amendments eliminate the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Group plans to implement the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income following the statement of income in 2012.

Intangibles: Goodwill and other

During September 2011, the ASC guidance related to intangibles: goodwill and other: testing goodwill for impairment was updated. The amendments permit an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Group will implement the provisions of ASU 2011-08 as of January 1, 2012.

Balance sheet

During December 2011, the ASC guidance related to balance sheet: disclosures about offsetting assets and liabilities was updated. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The amendments are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Group will implement the provisions of ASU 2011-11 as of January 1, 2013.

Results of Operations

Years Ended December 31, 2011 and June 30, 2010

Revenues

Product sales increased by $1,635.8 million, or 39.3%, from $4,164.3 million in fiscal 2010 to $5,800.1 million in fiscal 2011. The increase in product sales was primarily due to an increase in the average realized gold price of 44.6% from $1,085 per ounce in fiscal 2010 to $1,569 per ounce in fiscal 2011 and an increase in the average realized copper price of 30.1% from $6,273 per ton to $8,160 per ton, coupled with a decrease of approximately 0.14 million equivalent ounces, or 3.6%, in total equivalent gold sold, from 3.837 million ounces in fiscal 2010 to 3.697 million ounces in fiscal 2011.

At the Cerro Corona operation in Peru copper production was converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At the South African operations, gold sales decreased from 1.93 million ounces in fiscal 2010 to 1.72 million ounces in fiscal 2011, primarily as a result of safety related stoppages and wage related industrial action. At KDC, gold sales decreased by 13.9% to 1.10 million ounces due to wage related industrial action and safety related stoppages, resulting in lower underground mining volumes at lower grades. At Beatrix, gold sales decreased from 0.39 million ounces to 0.35 million ounces mainly due to lower mining grade in the North section, lower volumes mined and lower mine call factor. At South Deep, gold sales increased from 0.26 million ounces in fiscal 2010 to 0.27 million ounces for fiscal 2011, through an increase in long hole stoping and benching, despite wage-related industrial action. The 38.5% increase in volumes mined was partly offset by a 19.0% decrease in underground yield from 6.3 grams per ton to 5.1 grams per ton, mainly due to lower production from the higher grade 95 3 West area and increased infrastructure development, which cuts through the lower grade reefs in the current mine area, required for access to additional de-stress mining projects.

At the West African operations, total gold sales remained relatively flat at 0.94 million ounces in fiscal 2011 compared to 0.93 million ounces in fiscal 2010. This was mainly due to Tarkwa remaining flat at 0.72 million ounces in fiscal 2011. Damang’s gold sales increased by 5.0% from 0.21 million ounces to 0.22 million ounces due to the commissioning of the secondary crusher in the last quarter of fiscal 2010 which allowed more higher grade fresh ore to be treated.

At the South American operation of Cerro Corona in Peru, total gold equivalent sales decreased from 0.39 million gold equivalent ounces in fiscal 2010 to 0.38 million gold equivalent ounces in fiscal 2011, mainly due to lower copper prices relative to gold prices used to calculate equivalent production.

At the Australasian operations, total gold sales increased from 0.59 million ounces in fiscal 2010 to 0.66 million ounces in fiscal 2011. At St. Ives, gold sales increased by 10.5% from 0.42 million ounces to 0.47 million ounces due to increased ore mined at Athena underground and the Diana, Formidable and Mars/Minotaur link, partially offset by the closure of Belleisle in May 2011. At Agnew, gold sales increased by 17.6% from 0.17 million ounces in fiscal 2010 to 0.19 million ounces fiscal 2011 due to improved performance at the Waroonga underground mine and additional ore mined at Songvang.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2010 and fiscal 2011.

	Fiscal 2010			Fiscal 2011
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)	Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	(‘000 oz)	($/oz)	($/oz)	(‘000 oz)	($/oz)	($/oz)	(%)	(%)
South Africa	1,933	741	915	1,720	982	1,215	33	33
KDC	—	—	—	1,100	963	1,190	N/A	N/A
Driefontein	710	691	816	—	—	—	N/A	N/A
Kloof	567	769	968	—	—	—	N/A	N/A
Beatrix	392	741	929	347	969	1,182	31	27
South Deep	264	816	1,043	273	1,073	1,357	31	30
Ghana	928	645	721	935	712	787	10	9
Tarkwa(3)	721	652	740	717	668	746	2	1
Damang(4)	207	621	653	218	855	924	38	42
Peru	390	348	504	383	447	624	28	24
Cerro Corona(5)	390	348	504	383	447	624	28	24
Australia(6)	586	692	953	659	849	1,145	23	20
St. Ives	421	755	1,070	465	882	1,238	17	22
Agnew	165	531	656	194	769	921	45	16
Total(7)(8)	3,837	—	—	3,697	—	—	—	—
Weighted average	—	670	837	—	835	1,039	25	24

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”
(2)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”
(3)	In fiscal 2010 and 2011, 0.513 million ounces and 0.576 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.

(4)	In fiscal 2010 and 2011, 0.147 million ounces and 0.175 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(5)	In fiscal 2010 and 2011, 0.315 million ounces and 0.356 million ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.
(7)	In fiscal 2010 and 2011, 3.494 million ounces and 3.485 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(8)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2011 and fiscal 2010.

	For the year ended December 31, 2011
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in $ million except as otherwise stated)(1)
Production Costs	1,011.8	329.3	293.9	445.9	172.1	398.7	144.9	155.6	(3.7)	2,948.6
Less:
G&A other than corporate costs	(14.6)	(2.9)	(3.1)	(29.8)	(2.9)	(8.0)	(5.0)	2.5	3.7	(60.1)
GIP adjustment(2)	—	—	—	12.0	1.4	0.8	1.4	(1.7)	—	13.9
Plus: Employee termination costs	27.0	4.9	0.1	—	—	—	—	—	0.8	32.8
Royalties	35.5	4.6	2.1	51.0	15.5	18.4	7.9	14.7	—	149.7

Total cash costs(6)	1,059.7	335.9	293.0	479.2	186.1	409.9	149.3	171.1	0.8	3,084.9
Plus: Amortization(2)	238.9	71.1	76.6	53.9	14.8	161.1	27.2	66.1	20.5	730.1
Rehabilitation	10.8	2.9	1.0	1.8	0.3	4.2	2.3	1.7	—	24.9

Total production costs(6)	1,309.3	409.9	370.6	534.8	201.2	575.1	178.8	238.9	21.2	3,839.9
Gold produced (‘000 oz)(3)	1,100.1	346.8	273.0	717.3	217.7	464.5	194.0	383.1	—	3,696.7

Gold sold (‘000 oz)	1,100.1	346.8	273.0	717.3	217.7	464.5	194.0	383.0	—	3,696.6

Total cash costs ($/oz)(4)	963	969	1,073	668	855	882	769	447	—	835

Total production costs ($/oz)(5)	1,190	1,182	1,357	746	924	1,238	921	624	—	1,039

Notes:

(1)	Calculated using an exchange rate of R7.22 per $1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	For the year ended December 2011, 3.485 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”
(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”
(6)	The total may not reflect the sum of the line items due to rounding.

	For the year ended June 30, 2010
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in $ million except as otherwise stated)(1)
Production Costs	487.5	435.6	289.8	216.5	452.9	122.9	320.4	92.4	126.0	—	2,544.0

Less:
G&A other than corporate costs	5.5	4.6	2.9	1.6	18.3	2.4	6.1	2.9	1.4	—	45.7
GIP adjustment(2)	—	—	—	—	(6.4)	—	(4.1)	0.2	(0.6)	—	(10.9)
Exploration	—	—	—	—	—	—	12.0	6.3	—	—	18.3
Plus: Employee termination costs	2.6	3.4	2.7	0.7	—	—	—	0.3	—	0.6	10.3
Royalties	5.8	1.1	0.7	0.5	29.0	8.2	11.6	4.4	10.3	—	71.6

Total cash costs(6)	490.4	435.5	290.3	216.1	470.0	128.7	318.0	87.7	135.5	0.6	2,572.8
Plus: Amortization(2)	84.0	109.7	71.2	59.5	62.1	6.5	129.3	19.1	59.7	19.2	620.3
Rehabilitation	4.7	3.2	2.5	0.7	1.5	0.3	3.3	1.6	1.5	—	19.3

Total production costs(6)	579.1	548.4	364.0	276.3	533.6	135.5	450.6	108.4	196.7	19.8	3,212.4
Gold produced (‘000 oz)(3)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	393.6	—	3,841.0

Gold sold (‘000 oz)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	389.9	—	3,837.3

Total cash costs ($/oz)(4)	691	769	741	816	652	621	755	531	348	—	670

Total production costs ($/oz)(5)	816	968	929	1,043	740	653	1,070	656	504	—	837

Notes:

(1)	Calculated using an exchange rate of R7.58 per $1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	In fiscal 2010, 3.497 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”
(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”
(6)	The total may not reflect the sum of the line items due to rounding

Gold Fields’ weighted average total cash costs per ounce increased by $165 per ounce, or 24.6%, from $670 per ounce in fiscal 2010 to $835 per ounce in fiscal 2011.

The weighted average total cash costs at the South African operations increased by $241 per ounce, or 32.5%, from $741 per ounce in fiscal 2010 to $982 per ounce in fiscal 2011. This increase was as a result of the increase in electricity tariffs, inflationary increases, wage increases, the 4.7% strengthening of the Rand against the U.S. dollar and lower production.

The weighted average total cash costs at the West African operations increased by $67 per ounce, or 10.4%, from $645 per ounce in fiscal 2010 to $712 per ounce in fiscal 2011. This increase was as a result of the increase in electricity tariffs and fuel prices.

The weighted average total cash costs per ounce at the South American operation increased by $99 per ounce, or 28.4%, from $348 per ounce in fiscal 2010 to $447 per ounce in fiscal 2011. This increase was due to the decrease in gold equivalent ounces sold and the increase in statutory workers participation as a result of increased profits.

The weighted average total cash costs per ounce at the Australasian operations increased by $157 per ounce, or 22.7%, from $692 per ounce in fiscal 2010 to $849 per ounce in fiscal 2011. This increase was due to inflationary increases, wage increases, increases in fuel prices and contractor costs at St. Ives and the increase in more expensive ounces mined from Songvang at Agnew. This was partially offset by increased production at both St. Ives and Agnew.

Production costs

Production costs increased by $404.6 million, or 15.9%, from $2,544.0 million in fiscal 2010 to $2,948.6 million in fiscal 2011.

This increase was due to the 4.7% strengthening of the South African Rand against the U.S. dollar, inflationary increases, annual wage increases, increases in electricity tariffs in South Africa and Ghana, increases in fuel prices in Ghana and Australia, an increase in production in Australia and the increase in statutory workers participation in Cerro Corona as a result of increase in profits.

Depreciation and amortization

Depreciation and amortization charges increased by $114.2 million, or 18.1%, from $631.1 million in fiscal 2010 to $745.3 million in fiscal 2011. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa the increase was due to the stronger Rand, the increase in short life ore reserve development which is amortized over a shorter period at KDC and the capital build-up at South Deep. The increase in Ghana was mainly at Tarkwa due to the increase in production and additional amortization on the CIL expansion and the high pressure grinding rolls (HPGR). In Australia the increase was mainly due to the increase in production at St. Ives where amortization rates on the Formidable pit, Mars Minotaur Link and Diana pit is much higher than that of the previously mined Leviathan pit.

The table below depicts the changes from June 30, 2010 to December 31, 2011 for proven and probable reserves above current infrastructure and for the life of mine for each operation and the resulting impact on the amortization charge in fiscal 2010 and 2011, respectively. The life of mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2011 became effective on January 1, 2012.

	Proven and probable reserves as of			Life of mine(1)		Amortization for the year ended
	June 30, 2010	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	June 30, 2010	Dec 31, 2011
	(‘000 oz)			(years)		(S million)
South African Region
KDC	17,600	16,500	16,600	19	17	193.8	238.9
Beatrix	5,400	5,500	5,000	13	15	71.2	71.1
South Deep	16,900	28,800	30,000	54	69	59.5	76.6
West African Region
Tarkwa(2)	9,900	9,300	10,300	14.5	13	68.4	79.4
Damang(3)	2,100	2,000	3,400	9.5	14	6.6	13.2
South American Region
Cerro Corona(4)	2,700	2,700	6,100	16	17	60.3	64.4
Australasian Region(5)
St. Ives	2,300	2,800	2,800	5	7	136.8	155.9
Agnew	1,200	1,300	1,300	6	8	15.5	25.3
Corporate and other	—	—	—	—	—	19.0	20.5
Total	58,100	68,900	75,500	—	—	631.1	745.3
Reserves below infrastructure(6)	21,300	9,500	9,600	—	—	—	—

Total reserves(7)	79,400	78,400	85,100	—	—	—	—

Notes:

(1)	The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves, whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.
(2)	As of June 30, 2010, December 31, 2010 and December 31, 2011 reserves of 7.038 million ounces, 6.576 million ounces and 9.310 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(3)	As of June 30, 2010, December 31, 2010 and December 31, 2011 reserves of 1.493 million ounces, 1.479 million ounces and 3.051 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(4)	As of June 30, 2010, December 31, 2010 and December 31, 2011 reserves of 2.179 million ounces, 2.156 million ounces and 6.011 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(5)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(6)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.
(7)	As of June 30, 2010, December 31, 2010 and December 31, 2011 reserves of 75.940 million ounces, 74.571 million ounces and 77.612 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West African and South American operations.

Corporate expenditure

Corporate expenditure decreased from $47.5 million in fiscal 2010 to $25.9 million in fiscal 2011, a decrease of 45.5%. The decrease is mainly due to the strengthening of the Rand against the U.S. dollar and the effect of corporate restructuring which commenced during calendar 2010. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure decreased to R187.0 million in fiscal 2011 from R360.0 million in fiscal 2010 mainly due to the reallocation of costs to the operations as well as restructuring savings.

Employee termination costs

Employee termination costs increased from $10.3 million in fiscal 2010 to $32.8 million in fiscal 2011. The termination costs in fiscal 2011 and 2010 related primarily to restructuring at the South African operations as part of the BPR program.

Exploration expenditure

Exploration expenditure increased from $82.4 million in fiscal 2010 to $120.5 million in fiscal 2011, an increase of 46.2%. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Australia, Asia and North, South and Central America, with the increase in fiscal 2011 due primarily to a higher spend on advanced stage exploration projects; $14.7 million on Arctic platinum project in Finland and $23.0 million on Yanfolila in Mali, $15.0 million on FSE in the Philippines, $8.0 million on Woodjam in Canada and $4 million on Tacna, Moquequa and Amantina in Peru. Subject to continued exploration success, exploration expenditure is expected to be $110 million in fiscal 2012. See “Information on the Company—Growth and International Projects”.

Feasibility and evaluation costs

Feasibility and evaluation expenditure increased from nil in fiscal 2010 to $95.2 million in fiscal 2011, comprising $59.0 million on Chucapaca in Peru on a 100% basis, $17.4 million on the FSE project in the Philippines and $18.8 million on the Greater Damang project in Ghana.

(Loss)/profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment was $0.3 million in fiscal 2010 compared to a loss of $0.4 million in fiscal 2011.

The major disposals in fiscal 2011 related to the sale of various redundant assets primarily at Tarkwa, La Cima and KDC whereas in fiscal 2010, they related to the sale of surplus housing at Beatrix.

Impairment of assets

There was no impairment of assets in fiscal 2010 compared with $9.5 million in fiscal 2011. The impairment charge in fiscal 2011 resulted from the decision to reassess the optimal processing methodology for the oxides at Cerro Corona, where the current focus is on the evaluation of a heap leach operation to capture the value inherent in the oxide instead of a stand-alone oxide plant; the evaluation costs of which were written off this year.

Increase/(decrease) in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Gold Fields Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of these retired employees’ medical contributions after their retirement. At December 31, 2011, 128 (fiscal 2010: 166) former employees were covered under this plan. This benefit is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability. Former employees of South Deep belonged to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution was fixed until the termination of Gold Fields’ obligations on December 31, 2011. At June 30, 2010, there were 182 former South Deep employees that were subject to this employer contribution.

In fiscal 2011, $0.1 million was charged to earnings compared with a $9.4 million credit to earnings in respect of Gold Fields’ obligations under these medical plans in fiscal 2010. The $0.1 million charge in fiscal 2011 comprises the annual interest and service charge. The $9.4 million credit comprises the annual interest and service charge and a decrease in the cross subsidization liability, partly due to the buy-out of 22 members. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge increased from $19.3 million in fiscal 2010 to $24.9 million in fiscal 2011. The increase is due primarily to the effect of higher estimated inflation for fiscal 2011 compared to fiscal 2010.

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

Share-based compensation

The charge for share-based compensation increased from $53.9 million in fiscal 2010 to $66.4 million in fiscal 2011. The increase was primarily due to the net effect of new allocation charges for share-based compensation granted.

Interest and dividends

Interest and dividend income decreased from $40.2 million in fiscal 2010 to $25.4 million in fiscal 2011. The decrease was mainly due to lower interest rates in fiscal 2011 compared to fiscal 2010.

The interest and dividends received in fiscal 2011 of $25.4 million comprised $0.5 million in dividend income, $9.7 million on monies invested in the South African environmental rehabilitation trust funds and $15.2 million on other cash and cash equivalent balances.

The interest and dividends received in fiscal 2010 of $40.2 million comprised $0.1 million in dividend income, $8.7 million on monies invested in the South African environmental rehabilitation trust funds and $31.4 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds increased from $8.7 million in fiscal 2010 to $9.7 million in fiscal 2011 mainly due to a an interest adjustment on maturity, in November 2011, of a consumer-price-index-linked security comprising the trust fund investment portfolio.

Interest on cash balances decreased from $31.4 million in fiscal 2010 to $15.2 million in fiscal 2011 mainly due to the lower interest rates in fiscal 2011 compared with fiscal 2010.

Finance expense

Finance expense decreased from $65.2 million in fiscal 2010 to $54.3 million in fiscal 2011.

Net finance expense in fiscal 2011 consisted of gross interest payments of $63.6 million (2010: $71.7 million) partially offset by interest capitalized of $9.3 million (2010: $6.5 million).

The interest payments in fiscal 2011 and 2010 comprised:

	Fiscal 2011	Fiscal 2010
	($ million)
Interest on the $1 billion 4.875% guaranteed notes due October 7, 2020	50.0	—
Interest on the $200 million Non-Revolving Senior Secured Term Loan	3.5	—
Interest on the $1 billion Syndicated Revolving credit facility	2.5	—
Interest on the Split-tenor Revolving credit facility	2.1	3.6
Interest on borrowings to fund capital expenditure and operating costs at the South African operations	1.4	24.0
Interest on the non-convertible redeemable preference shares	1.3	5.9
Interest on DMTN Program (Commercial Paper)	1.1	27.4
Interest on the $60 million Senior Secured Revolving credit facility	1.0	—
Forward cover costs on the foreign exchange contract taken out on the revolving credit facility	—	5.0
Interest on Project Finance loan—La Cima (Cerro Corona)	—	5.1
Other interest charges	0.7	0.7

Gross interest paid	63.6	71.7

Interest on the $1 billion guaranteed notes increased from nil in fiscal 2010 to $50.0 million in fiscal 2011 due to the issue of the notes on September 30, 2010.

Interest on borrowings to fund capital expenditure and operating costs at the South African operations decreased from $24.0 million in fiscal 2010 to $1.4 million in fiscal 2011 due to the repayment of the borrowings.

Interest on the non-convertible Gold Fields’ preference shares decreased from $5.9 million in fiscal 2010 to $1.3 million in fiscal 2011 because in March 2011, the entire outstanding balance of $90 million (including $1.5 million of associated interest) of preference shares to Rand Merchant Bank, was redeemed. See “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

Interest on DMTN Program decreased from $27.4 million in fiscal 2010 to $1.1 million in fiscal 2011 due to the repayment of the commercial paper in fiscal 2011.

Forward cover costs on the foreign exchange contract decreased from $5.0 million in fiscal 2010 to nil in fiscal 2011 due to the settlement of the forward cover on September 17, 2009.

Interest on the Project Finance loan decreased from $5.1 million in fiscal 2010 to nil in fiscal 2011 due to the facility being repaid on September 16, 2010.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During fiscal 2011, $9.3 million was capitalized in respect of the South Deep’s mine development and ventilation shaft deepening projects compared to $6.5 million in fiscal 2010 in respect of the same.

Gain/(loss) on financial instruments

Gain on financial instruments decreased from $27.7 million in fiscal 2010 to $4.4 million in fiscal 2011.

The realized gain in fiscal 2011 comprised:

$ million
Gain on receipt of 15 million shares in Timpetra Resources Limited(1)	3.2
Mark-to-market gain on Atacama Pacific Corporation warrants	1.0
Other	0.2

4.4

Note:

(1)	During fiscal 2011, 15 million Timpetra Resources Limited shares valued at $3.2 million were received in exchange for the Central Victoria tenements, or CVT, an Australian exploration project previously owned by Gold Fields. Because Gold Fields expensed CVT costs as incurred, on exchange of CVT for Timpetra shares, a financial gain of $3.2 million arose.

The realized gain in fiscal 2010 comprised:

$ million
Gain on receipt of 4 million top-up shares in Eldorado Gold Corporation(1)	53.6
Loss on the copper financial instruments	(25.9)
Loss on the International Petroleum Exchange Gasoil call option	(0.3)
Other	0.3

27.7

Note:

(1)	During fiscal 2010, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado. Subsequently, a further four million top-up shares were received from Eldorado. All of the Eldorado shares, including the top-up shares were liquidated during fiscal 2010, resulting in a total profit of $99.9 million, of which $53.6 million relating to the top-up shares was recognized as a gain on financial instruments.

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

Gain/(loss) on foreign exchange

Gold Fields recognized an exchange gain of $9.1 million in fiscal 2011 compared to an exchange loss of $8.5 million in fiscal 2010.

The gain of $9.1 million in fiscal 2011 comprises:

$ million
Gain on repayment of U.S. dollar denominated intercompany loans	4.1
Exchange gain on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	5.0

9.1

The loss of $8.5 million in fiscal 2010 comprises:

$ million
Loss on Australian dollar denominated intercompany loans	(6.4)
Exchange losses on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	(2.1)

(8.5)

Profit/(loss) on disposal of listed investments

During fiscal 2011 and 2010, Gold Fields liquidated certain non-current investments. The gain on disposal of listed investments decreased from $111.7 million in fiscal 2010 to $12.8 million in fiscal 2011.

The gain on of $12.8 million resulted from the following sales:

$ million
Gain on the sale of 12.5 million shares in Gold One International Limited	7.2
Gain on exchange of 51.8 million Conquest Mining Limited shares for 15.5 million shares in Evolution Mining Limited	5.6

12.8

The gain of $111.7 million resulted from the following sales:

$ million
Gain on exchange of 58 million Sino Gold shares for 28 million shares in Eldorado Gold Corporation(1)	59.0
Gain on sale of 32 million Eldorado Gold Corporation shares acquired through the Sino Gold Inc. share exchange (28 million) plus a further 4 million top-up shares	46.2
Gain from sale of Troy Resources shares	3.9
Gain from sale of Orezone Resources shares	1.3
Gain from sale of equity shares held through the New Africa Mining Fund	1.1
Gain from sale of Aquarius Platinum Ltd	0.2

111.7

Note:

(1)	During fiscal 2010, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado. Subsequently, a further four million top-up shares were received from Eldorado. All of the Eldorado shares, including the top-up shares were liquidated during fiscal 2010, resulting in a total profit of $99.9 million, of which $53.6 million relating to the top-up shares was recognized as a gain on financial instruments.

Impairment of listed investments

The charge in fiscal 2010 was $8.1 million compared with $0.5 million in fiscal 2011 and relates to the impairment of various offshore listed exploration investments to their market values. The decline in market value below the carrying value of these investments was determined to be other than temporary.

Royalties

Royalties of nil in fiscal 2010 compared with $149.7 million in fiscal 2011. In fiscal 2010, royalties were classified as income and mining tax expense. The reason for the classification is explained below.

The classification of royalty expense at the Group’s operations requires judgment, particularly at the Group’s South African and Ghanaian operations, where the percentages to be applied in calculating royalties are influenced by the expenses incurred in generating those product sales (and therefore the profitability of the operations). In light of the continued increase in royalties at the Group’s international operations, and the fact that the calculation of royalties in Ghana, representing the largest component of consolidated royalty expense (44%), changed to a predetermined 5% of product sales (regardless of the operating margin), Gold Fields has changed the classification of royalty expense in its consolidated financial statements from a component of “income and mining taxes” to “other expenses” in its consolidated statements of operations for fiscal 2011. Given the change in circumstances, Gold Fields considered it appropriate to change the presentation on a prospective basis.

Other (expenses)/income

Other expenses represents miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. In fiscal 2010, there were other expenses of $31.9 million compared with $69.9 million in fiscal 2011. The increase in fiscal 2011 is in part attributable to the stronger Rand against the U.S. dollar.

Other expenses in fiscal 2011 and fiscal 2010 consisted of miscellaneous items which included:

•	Corporate social investment and sponsorship costs;

•	Research and development into mechanized mining;

•	Loan facility charges;

•	Restructuring costs as part of the business process re-engineering; and

•	Legal fees paid as a result of a dispute with a former mining contractor at the Ghanaian operation

Income and mining tax expense

Income and mining tax expense increased from $358.4 million in fiscal 2010 to $552.0 million in fiscal 2011. The table below sets forth Gold Fields’ effective tax rate for fiscal 2011 and fiscal 2010, including normal and deferred tax.

	Fiscal
	2011	2010
Effective tax expense rate	36.6%	42.1%

In fiscal 2011, the effective tax expense rate of 36.6% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	$239.2 million adjustment to reflect the actual realized company tax rates in South Africa and offshore;

•	$11.9 million reduction relating to the South African mining tax formula rate adjustment;

•	$22.0 million reversal of valuation allowance previously raised against deferred tax assets; and

•	$9.1 million deferred tax release on reduction of the estimated rate at the Peruvian operation.

The above were offset by the following tax-effected charges:

•

$199.0 million non-deductible expenditure comprising mainly $24.5 million share-based compensation, $92.8 million exploration and feasibility and evaluation costs and $35.9 million National Stabilisation Levy in Ghana.

In fiscal 2010, the effective tax expense rate of 42.1% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	$62.7 million adjustment to reflect the actual realized company tax rates in South Africa and internationally;

•	$16.6 million reduction relating to the South African mining tax formula rate adjustment; and

•

$27.4 million net adjustment comprising $80.7 million of profit on disposal of investments and the gain on financial investments relating to the Eldorado top-up shares, which are subject to capital gains tax rather than income tax and deductible royalties, offset by $53.3 million comprising non-deductible charges, mainly share-based compensation and exploration expense.

The above were offset by the following tax-effected charges:

•	$71.6 million of royalties and levies at the South African, West African, Australasian and South American operations;

•	$8.3 million in additional valuation allowance raised against deferred tax assets; and

•	$23.9 million of capital gains tax on taxable gains on disposal of investments.

Impairment of investment in equity investee

The impairment of investment in equity investee was nil in fiscal 2010 compared with $6.8 million in fiscal 2011 and related to Rusoro. The market value and carrying value of Rusoro at December 31, 2011 was $13.2 million. Gold Fields owned 26.4% of Rusoro at the end of fiscal 2011 and fiscal 2010.

Share of equity investees’ profits/(losses)

Share of equity investees’ profits increased from a loss of $22.7 million in fiscal 2010 to a profit of $4.0 million in fiscal 2011.

Gold Fields equity accounts for three associates; Rand Refinery Limited, Rusoro Mining Limited and as from fiscal 2011, Timpetra Resources Limited.

The Group’s 35% share of after-tax profits in Rand Refinery Limited was $5.0 million in fiscal 2011 compared with $8.4 million in fiscal 2010.

The Group’s 26.4% share of after-tax profits in Rusoro Mining Limited was nil in fiscal 2011 compared with a loss of $31.1 million in fiscal 2010. The share of Rusoro’s fiscal 2010 loss took into account $27.9 million translation loss as a result of applying hyper-inflation accounting to its investments in Venezuela.

In August 2011, President of Venezuela Hugo Chavez Frias approved a decree with force of organic law which reserves to the State of Venezuela exclusive rights for the extraction of gold in Venezuela. The decree was subsequently approved by the Supreme Court of Venezuela and it was published in the Official Gazette of Venezuela in September 2011. The Venezuelan State has announced that it is seeking a controlling stake of 55% in Rusoro and as such, Rusoro will be compensated for its decrease in ownership. The deadline to negotiate with the Venezuelan government has now lapsed and Rusoro is preparing to seek international arbitration to obtain compensation for the assets it expects to be nationalized.

During fiscal 2011, the Group acquired a 21.8% interest in Timpetra Resources Limited as a result of receiving 15 million Timpetra Resources Limited shares valued at $3.2 million. Timpetra Resources is an Australian listed junior exploration company and the shares were received in exchange for the Central Victoria tenements, an Australian exploration project previously owned by St. Ives. The Group’s 21.8% share of after-tax losses in Timpetra was $1 million during fiscal 2011.

Net income

As a result of the factors discussed above, Gold Fields’ net income was $953.0 million in fiscal 2011, compared with net income of $470.3 million in fiscal 2010.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests was $79.3 million in fiscal 2010 compared to $71.5 million in fiscal 2011. Due to the purchase of noncontrolling interests in Tarkwa, Damang, Cerro Corona and Living Gold during the first half of fiscal 2011, net income attributable to noncontrolling interests decreased.

As a result of the purchase of the noncontrolling interests in Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) during fiscal 2011, noncontrolling interests reduced to 10.0% (effective interest for the year of 19.2%) from 28.9% in fiscal 2010; in La Cima (Cerro Corona), from 19.3% to 1.5% (effective interest for the year of 7.4%) and in Living Gold (Pty) Limited, from 35.0% to 0.0% (effective interest for the year of 3.4%).

The noncontrolling interest in Canteras del Hallazgo is 49.0% (fiscal 2010: nil). Canteras del Hallazgo is a subsidiary company that owns the Chucapaca project.

The amounts making up the noncontrolling interests in fiscal 2011 and 2010 were:

	Effective interest	Fiscal 2011	Effective interest	Fiscal 2010
Gold Fields Ghana Limited—Tarkwa	19.1%	72.0	28.9%	45.2
Abosso Goldfields—Damang	19.9%	13.6	28.9%	17.3
La Cima—Cerro Corona	7.4%	14.9	19.3%	17.0
Canteras del Hallazgo	49.0%	(28.9)	N/A	—
Living Gold (Pty) Limited	3.4%	(0.1)	35.0%	(0.2)

		71.5		79.3

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, net income attributable to Gold Fields shareholders was $881.5 million in fiscal 2011, compared to $391.0 million in fiscal 2010.

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
(2)

Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/ (loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information”.
(3)	In the six months ended December 31, 2009 and 2010, 0.247 million ounces and 0.257 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(4)	In the six months ended December 31, 2009 and 2010, 0.069 million ounces and 0.083 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(5)	In the six months ended December 31, 2009 and 2010, 0.153 million ounces and 0.162 million ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.
(7)	In the six months ended December 31, 2009 and 2010, 1.806 million ounces and 1.806 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(8)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for the six months ended December 31, 2010 and the six months ended December 31, 2009.

	Six months ended December 31, 2010
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in $ millions unless otherwise stated)(1)
Production Costs	516.8	168.4	137.0	257.6	72.3	161.6	49.5	72.6	—	1,453.7
Less:
G&A other than corporate costs	(5.3)	(1.5)	(0.8)	(11.8)	(1.3)	(3.2)	(1.8)	(0.9)	—	(26.5)
GIP adjustment(2)	—	—	—	(2.8)	0.5	10.3	0.7	1.6	—	10.3
Exploration	—	—	—	—	—	(2.6)	(1.0)	—	—	(3.6)
Plus:
Employee termination costs	22.0	7.1	0.4	0.2	—	0.2	0.3	—	5.2	35.3
Royalties	11.8	1.3	0.9	8.7	3.1	7.6	2.5	7.3	—	43.3

Total cash costs(6)	(545.5)	175.3	137.5	251.9	74.6	173.9	50.2	80.6	5.2	35.3
Plus:
Amortization(2)	(126.0)	36.7	37.7	26.9	12.8	98.7	9.2	31.3	10.9	389.4
Rehabilitation	(3.6)	1.2	0.3	0.2 (1)	0.1	1.0	0.7	0.4	—	7.6

Total production costs(6)	(675.0)	213.2	175.5	279.0	87.5	273.6	60.1	112.3	16.0	1,892.4
Gold produced (‘000oz)(3)	634.0	202.0	146.2	362.0	116.9	243.0	79.6	199.5	—	1,983.3
Gold sold (‘000oz)	634.0	202.0	146.2	362.0	116.9	243.0	79.6	201.2	—	1,984.9

Total cash costs ($/oz)(4)(6)	860	868	940	696	638	716	631	401	—	753

Total cash costs ($/oz)(5)(6)	1,065	1,056	1,200	771	748	1,126	755	558	—	953

Notes:

(1)	Calculated using an exchange rate of R7.14 per $1.00.

(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	In the six months ended December 31, 2010, 1.806 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information”.
(5)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/ (loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information”.
(6)	The total may not reflect the sum of the line items due to rounding.

	Six months ended December 31, 2009
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in $ millions unless otherwise stated)(1)
Production Costs	453.9	148.0	102.1	199.4	54.6	150.0	46.7	63.9	—	1,218.4
Less:
G&A other than corporate costs	(5.0)	(1.5)	(0.8)	(8.7)	(0.7)	(2.8)	(1.3)	(0.6)	—	(21.5)
GIP adjustment(2)	—	—	—	11.5	(1.2)	1.9	0.8	(1.0)	—	12.0
Exploration	—	—	—	—	—	(5.2)	(4.6)	—	—	(9.8)
Plus:
Employee termination costs	2.6	1.3	—	—	—	—	—	—	0.3	4.2
Royalties	—	—	—	10.8	3.0	5.0	2.4	5.7	—	26.8

Total cash costs(6)	451.5	147.8	101.3	213.0	55.6	148.9	44.0	67.9	0.3	1,230.2
Plus:
Amortization(2)	96.9	37.3	28.2	19.3	7.3	51.0	7.0	29.5	9.3	290.6
Rehabilitation	3.2	1.0	0.3	0.4	0.1	0.8	1.0	0.5	—	7.3

Total production costs(6)	(551.6)	186.1	129.7	232.7	63.0	200.7	52.0	98.0	9.6	1,523.3
Gold produced (‘000oz)(3)	695.4	217.2	136.9	347.9	96.7	196.3	92.8	186.9	—	1,970.1
Gold sold (‘000oz)	695.4	217.2	136.9	347.9	96.7	196.3	92.8	189.0	—	1,972.2
Total cash costs ($/oz)(4)(6)	649	680	740	612	575	759	474	360	—	624

Total production costs ($/oz)(5)(6)	793	857	947	669	651	1,023	560	519	—	772

Notes:

(1)	Calculated using an exchange rate of R7.65 per $1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	In the six months ended December 31, 2009, 1.806 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information”.
(5)

Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/ (loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information”.
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

	Proven and probable reserves as of			Life of mine as at		Amortization for the six months ended
	June 30, 2009	June 30, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010
	(‘000 oz)			(years)		($ millions)
South African Region
KDC	19,800	17,600	16,500	18	19	96.9	126.0
Beatrix	6,100	5,400	5,500	13	13	37.3	36.7
South Deep	17,200	16,900	28,800	42	54	28.2	37.7
West African Region
Tarkwa(1)	10,700	9,900	9,300	13	14.5	22.8	28.3
Damang(2)	1,800	2,100	2,000	10	9.5	7.8	12.7
South American Region
Cerro Corona(3)	2,800	2,700	2,700	15	16	29.3	31.8
Australasian Region(4)
St. Ives	2,300	2,300	2,800	5	5	52.1	96.1
Agnew	700	1,200	1,300	4	6	7.1	9.1
Corporate and other	—	—	—	—	—	9.1	11.0
Total	61,400	58,100	68,900	—	—	290.6	389.4

Reserves below infrastructure(5)	21,700	21,300	9,500	—	—	—	—

Total gold reserves(6)	83,100	79,400	78,400	—	—	—	—

Notes:

(1)	As of June 30, 2009, June 30, 2010 and December 31, 2010, reserves of 7.608 million ounces, 7.038 million ounces and 6.576 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(2)	As of June 30, 2009, June 30, 2010 and December 31, 2010, reserves of 1.280 million ounces, 1.493 million ounces and 1.479 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.

(3)	As of June 30, 2009, June 30, 2010 and December 31, 2010, reserves of 2.260 million ounces, 2.179 million ounces and 2.156 million ounces of gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation. However, amortization at Cerro Corona is based on tons milled being the most consistent parameter over the life of the mine.
(4)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.
(5)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.
(6)	As of June 30, 2009, June 30, 2010 and December 31, 2010 reserves of 78.947 million ounces, 75,940 million ounces and 74.571 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West African and South American operations.

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

Exploration expenditure

Exploration expenditure was $50.9 million in the six months ended December 31, 2010, an increase of 27.9% from $39.8 million in the six months ended December 31, 2009. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Europe, Asia, Australia and North, South and Central America, with the increase in the six months to December 31, 2010 due primarily to a higher spend on advanced stage exploration projects; $8.3 million on Chucapaca in Peru, $6.4 million on the Far South East and $6.1 million on Yanfolila in Mali. Subject to continued exploration success, exploration expenditure is expected to be $143.0 million in the fiscal year ending December 31, 2011 (excluding expenditure in relation to FSE, Chucapaca and Arctic Platinum Project).

Feasibility and evaluation costs

Feasibility and evaluation costs were $9.3 million in the six months ended December 31, 2010 compared to nil million in the six months ended December 31, 2009. The costs were comprised of spending on the Chucapaca project in Peru of $6.3 million and the FSE in the Philippines of $3.0 million.

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

The interest and dividends received in the six months ended December 31, 2010 of $12.9 million comprised $4.2 million on monies invested in the South African environmental rehabilitation trust funds and $8.7 million on other cash and cash equivalent balances.

The interest and dividends received in the six months ended December 31, 2009 of $19.2 million comprised $4.6 million on monies invested in the South African environmental rehabilitation trust funds and $14.6 million on other cash and cash equivalent balances.

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

The gross interest payments in the six months ended December 31, 2010 and 2009 comprised:

	Six months ended December 31, 2010	Six months ended December 31, 2009
	($ million)
Interest on the U.S.$1,000,000,000 4.875% guaranteed notes due October 7, 2020, or the Notes	10.8	—
Interest on the $200 million Non-revolving Senior Secured Term Loan	3.5	—
Interest on the non-convertible redeemable preference shares, or the Preference shares	3.1	2.9
Interest on R10 billion Domestic Medium Term Note program, or the DMTN Program	13.7	10.1
Interest on borrowings to fund capital expenditure and operating costs at the South African operations	2.7	9.0
Forward cover costs on the foreign exchange contract taken out on the revolving credit facility	—	5.4
Interest on Project Finance loan—La Cima (Cerro Corona)	1.1	2.7
Interest on the split-tenor revolving credit facility used to partially fund the Morgan Stanley Royalty, the acquisition of Glencar and capital expenditure in Cerro Corona in 2009	0.7	3.4
Other interest charges	0.8	0.2

Gross interest paid	36.4	33.7

Interest charges increased from $33.7 million to $36.4 million due to:

•	Higher average borrowings on the DMTN Program;

•	Interest charges arising from the new $1 billion notes issue and non-revolving senior secured term loan.

These increases were partly offset by:

•	Lower borrowings at the South African operations and the repayment of the Project Finance loan at Cerro Corona, and

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

The gain on financial instruments in the six months to December 31, 2010 related to the $1.4 million gain on marking to market of warrants in Atacama Pacific Corporation, partly offset by a $0.4 million loss on the Rand/ U.S.$ forward contract.

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

The gain of $99.2 million resulted from the following sales:

$ million
Gain on exchange of 58 million Sino Gold shares for 28 million shares in Eldorado Gold Corporation(1)	59.0
Gain on sale of 28 million Eldorado Gold Corporation shares acquired through the Sino Gold Inc. share exchange	36.3
Gain from sale of Troy Resources shares	3.9

99.2

Note:

(1)	During the six months ended December 31, 2009, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado at a profit of $59.0 million. Subsequently, a further four million top-up shares, valued at $53.6 million were received from Eldorado and accounted for as gain on financial instruments. The 28 million Eldorado shares were liquidated during the six months ended December 31, 2009, resulting in a profit of $36.3 million.

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

Other expenses in the six months ended December 31, 2010 and six months ended December 31, 2009 consisted of miscellaneous items which included:

•	social investment and sponsorship costs;

•	research and development costs into mechanized mining;

•	new loan facility charges;

•	restructuring costs incurred on business process re-engineering;

•	in the six months ended December 31, 2010, legal fees paid as a result of a dispute with a mining contractor at the Ghanaian operation; and

•	in the six months ended December 31, 2010, a write off of costs incurred on the Abosso Deeps feasibility study at Damang.

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

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests represented an expense of $53.3 million in the six months ended December 31, 2010 compared to $37.0 million in the six months ended December 31, 2009.

Net income attributable to noncontrolling interests increased as a result of the increase in profits at Tarkwa, Damang and Cerro Corona. The noncontrolling interests comprised Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) at 28.9%; in La Cima (Cerro Corona) at 19.3%, Canteras del Hallazgo at 49.0% and in Living Gold (Pty) Limited at 35.0%. Canteras del Hallazgo is the subsidiary company that owns the Chucapaca project.

The amounts making up the noncontrolling interest for the six months ended December 31, 2010 and 2009 were:

	Noncontrolling interest	2010	2009
Gold Fields Ghana—Tarkwa	28.9%	29.7	23.7
Abosso Goldfields—Damang	28.9%	13.1	7.4
La Cima—Cerro Corona	19.3%	17.7	6.0
Canteras del Hallazgo—Chucapaca project	49.0%	(6.9)	—
Living Gold (Pty) Limited	35.0%	(0.3)	(0.1)

		53.3	37.0

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

	For the year ended June 30, 2010
	Drie- fontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	487.5	435.6	289.8	216.5	452.9	122.9	320.4	92.4	126.0	—	2,544.0

Less:
G&A other than corporate costs	5.5	4.6	2.9	1.6	18.3	2.4	6.1	2.9	1.4	—	45.7
GIP adjustment(2)	—	—	—	—	(6.4)	—	(4.1)	0.2	(0.6)	—	(10.9)
Exploration	—	—	—	—	—	—	12.0	6.3	—	—	18.3
Plus: Employee termination costs	2.6	3.4	2.7	0.7	—	—	—	0.3	—	0.6	10.3
Royalties	5.8	1.1	0.7	0.5	29.0	8.2	11.6	4.4	10.3	—	71.6

Total cash costs	490.4	435.5	290.3	216.1	470.0	128.7	318.0	87.7	135.5	0.6	2,572.8
Plus: Amortization(2)	84.0	109.7	71.2	59.5	62.1	6.5	129.3	19.1	59.7	19.2	620.3
Rehabilitation	4.7	3.2	2.5	0.7	1.5	0.3	3.3	1.6	1.5	—	19.3

Total production costs	579.1	548.4	364.0	276.3	533.6	135.5	450.6	108.4	196.7	19.8	3,212.4
Gold produced (‘000oz)(3)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	393.6	—	3,841.0

Gold sold (‘000 oz)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	389.9	—	3,837.3

Total cash costs ($/oz)(4)	691	769	741	816	652	621	755	531	348	—	670

Total production costs ($/oz)(5)	816	968	929	1,043	740	653	1,070	656	504	—	837

Notes:

(1)	Calculated using an exchange rate of R7.58 per $1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	In fiscal 2010, 3.497 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”
(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

	For the year ended June 30, 2009
	Drie- fontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group
	(in $ million except as otherwise stated)(1)
Production Costs	378.9	330.6	218.4	128.3	359.4	130.7	288.9	84.6	79.1	(0.3)	1,998.6

Less: G&A other than corporate costs	8.7	6.9	4.7	3.0	10.1	1.6	4.1	1.8	2.5	—	43.4
GIP adjustment(2)	(1.8)	(2.5)	(2.0)	—	(2.7)	—	14.7	9.6	(1.1)	(0.3)	13.9
Exploration	—	—	—	—	—	—	—	—	—	—	—
Plus: Employee termination costs	1.8	2.5	2.0	—	—	—	0.6	0.2	—	—	7.1
Royalties	—	—	—	—	16.1	5.3	9.5	4.2	2.6	—	37.7

Total cash costs	373.8	328.7	217.7	125.3	368.1	134.4	280.2	77.6	80.3	—	1,986.1
Plus: Amortization(2)	70.9	81.5	48.2	31.3	48.9	9.4	69.1	16.2	38.8	16.2	430.5
Rehabilitation	4.0	3.5	1.8	1.0	0.8	0.2	1.0	0.3	1.3	—	13.9

Total production costs	448.7	413.7	267.7	157.6	417.8	144.0	350.3	94.1	120.4	16.2	2,430.5
Gold produced (‘000 oz)(3)	829.9	643.0	391.1	174.7	612.4	200.4	428.3	192.1	219.3	—	3,691.2

Gold sold (‘000 oz)	829.9	643.0	391.1	174.7	612.4	200.4	428.3	192.1	217.8	—	3,689.7

Total cash costs ($/oz)(4)	450	511	557	717	601	671	654	404	369	—	538

Total production costs ($/oz)(5)	541	643	684	902	682	719	818	490	553	—	659

Notes:

(1)	Calculated using an exchange rate of R9.01 per $1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	In fiscal 2009, 3.414 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3.”
(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”

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

Depreciation and amortization

Depreciation and amortization charges increased by $197.6 million, or 45.6%, from $433.5 million in fiscal 2009 to $631.1 million in fiscal 2010. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa the increase was due to the 15.9% stronger Rand, the increase in short life ore reserve development at Kloof and Beatrix and the build-up at South Deep. The increase in Ghana was mainly at Tarkwa due to the increase in production and additional amortization on the CIL expansion and the High Pressure Grinding Rolls. The principal reason for the increase in Cerro Corona was due to a full year’s production compared with only nine months in the previous year. In Australia the increase was mainly due to the 18.9% stronger Australian dollar against the U.S. dollar and the amortization of the Morgan Stanley royalty.

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

	Proven and probable reserves as of			Life of mine(1) as of			Amortization for the year ended
	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2009	June 30, 2010
	(‘000 oz)			(years)			($ million)
South African Region
Driefontein	12,300	11,000	10,100	17	17	18	70.9	84.0
Kloof	11,400	10,500	9,700	16	16	15	81.5	109.8
Beatrix	7,500	6,200	6,100	12	12	13	48.2	71.2
South Deep	18,100	16,800	17,200	42	41	42	31.3	59.5
West African Region
Tarkwa(2)	12,200	11,300	10,700	14	13	13	48.9	68.4
Damang(3)	1,400	1,400	1,800	7	6	10	9.4	6.6
South American Region
Choco 10	1,800	3,000	—	9	—	—	—	—
Cerro Corona(4)	3,200	3,000	2,800	—	16	15	38.8	60.3
Australasian Region(5)
St. Ives	2,500	1,900	2,300	5	5	5	69.1	136.8
Agnew	600	600	700	3	4	4	16.2	15.5
Corporate and other	—	—	—	—	—	—	19.2	19.0
Total	71,000	62,700	61,400	—	—	—	433.5	631.1
Reserves below infrastructure(6)	23,100	22,100	21,700	—	—	—	—	—
Total reserves(7)	94,100	84,800	83,100	—	—	—	—	—

Notes:

(1)	The life of mine for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The life of mine in the above table is based on the above infrastructure proven and probable reserves, whereas the life of mine information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.
(2)	As of June 30, 2007, June 30, 2008 and June 30, 2009, reserves of 8.674 million ounces, 8.034 million ounces and 7.608 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(3)	As of June 30, 2007, June 30, 2008 and June 30, 2009, reserves of 0.995 million ounces, 0.995 million ounces and 1.280 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(4)	As of June 30, 2008 and June 30, 2009, reserves of 2.421 million ounces and 2.260 million ounces of gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(5)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.

(6)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.
(7)	As of June 30, 2007, June 30, 2008 and 2009 reserves of 85.170 million ounces, 80.550 million ounces and 78.947 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West African and South American operations.

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

Exploration expenditure

Exploration expenditure was $82.4 million in fiscal 2010, an increase of 42.1% from $58.0 million in fiscal 2009. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Australia, China and North, South and Central America, with the increase in fiscal 2010 due primarily to a higher spend on advanced stage exploration projects; $11 million on Chucapaca in Peru and $13 million on Yanfolila in Mali. Subject to continued exploration success, exploration expenditure is expected to be $100 million in fiscal 2011 (not including exploration spending in relation to the FSE deposit). See “Information on the Company—Growth and International Projects”.

Impairment of assets

There was no impairment of assets in both fiscal 2009 and 2010.

(Loss)/profit on disposal of property, plant and equipment

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

In fiscal 2010, an amount of $9.4 million was credited to earnings, compared to a charge of $3.4 million in fiscal 2009, in respect of Gold Fields’ obligations under these medical plans. The $9.4 million credit in fiscal 2010 comprises the annual interest and service charge and a decrease in the cross subsidization liability. The charge of $3.4 million in fiscal 2009 relates to the annual interest and service charge and an increase in the cross subsidization liability. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

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

The interest and dividends received in fiscal 2010 of $40.2 million comprised $0.1 million in dividend income, $8.7 million on monies invested in the South African environmental rehabilitation trust funds and $31.4 million on other cash and cash equivalent balances.

The interest and dividends received in fiscal 2009 of $24.9 million comprised $1.3 million in dividend income mainly from preference shares held in a wholly-owned subsidiary of Mvela Resources, $9.1 million on monies invested in the South African environmental rehabilitation trust funds and $14.5 million on other cash and cash equivalent balances.

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

The realized loss in fiscal 2009 comprised:

$ million
Loss on settlement of a portion of the International Petroleum Exchange Gasoil call options(1)	(14.0)
Loss on the settlement of the U.S. dollar/Rand currency hedges	(0.3)
Gain on the U.S. dollar/Rand forward gold sales(2)	6.8
Gain on the interest rate swap entered into in connection with the Mvela Loan	4.8
Gain on the U.S. dollar/Australian dollar forward gold sales	1.4

(1.3)

Notes:

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

10.2

Profit/(loss) on disposal of listed investments

During fiscal 2010 and 2009, Gold Fields liquidated certain non-current investments. In fiscal 2010, the gain on the sale of these investments amounted to $111.7 million compared to a loss of $16.1 million in fiscal 2009. The gain of $111.7 million resulted from the following sales:

$ million
Gain on exchange of 58 million Sino Gold shares for 28 million shares in Eldorado Gold Corporation(1)	59.0
Gain on sale of 32 million Eldorado Gold Corporation shares acquired through the Sino Gold Inc. share exchange (28 million) plus a further 4 million top-up shares	46.2
Gain from sale of Troy Resources shares	3.9
Gain from sale of Orezone Resources shares	1.3
Gain from sale of equity shares held through the New Africa Mining Fund	1.1
Gain from sale of Aquarius Platinum Ltd	0.2

111.7

Note:

(1)	During fiscal 2010, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado. Subsequently, a further four million top-up shares were received from Eldorado. All of the Eldorado shares, including the top-up shares were liquidated during fiscal 2010, resulting in a total profit of $99.9 million, of which $53.6 million relating to the top-up shares was recognized as a gain on financial instruments.

During fiscal 2009, Gold Fields realized a loss on the sale of investments amounting to $16.1 million resulting from the following sales:

$ million
Loss on exchange of 42 million Orezone Resources Inc. shares for 3 million IAMGold shares as a result of the acquisition of all Orezone shares by IAMGold	(23.2)
Gain from the subsequent sale of 3.3 million shares in IAMGold	7.2
Loss from the sale of shares in Lakota Resources Inc	(0.1)

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

Other expenses in fiscal 2010 and fiscal 2009 consisted of miscellaneous items which included:

•	Corporate social investment and sponsorship costs;

•	Research and development into mechanized mining;

•	Loan facility charges;

•	Restructuring costs at the training academy in fiscal 2009; and

•	Refunds/final settlements received for costs incurred at the Essakane project in fiscal 2009.

Income and mining tax expense

The table below sets forth Gold Fields’ effective tax rate for fiscal 2010 and fiscal 2009, including normal and deferred tax.

	Year ended June 30,
	2010	2009
Effective tax expense rate	42.1%	48.0%

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

The amount making up the noncontrolling interest comprised:

	Non controlling interest	2010	2009
Gold Fields Ghana—Tarkwa	28.9%	45.2	22.1
Abosso Goldfields—Damang	28.9%	17.3	4.1
La Cima—Cerro Corona	19.3%	17.0	9.6
Living Gold (Pty) Limited	35.0%	(0.2)	(1.0)

		79.3	34.8

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, net income attributable Gold Fields shareholders was $391.0 million in fiscal 2010, compared to $160.9 million in fiscal 2009.

Liquidity and Capital Resources

Cash resources

Cash flows from operations

Net cash provided by operations in fiscal 2010 was $1,162.9 million compared with $1,907.5 million in fiscal 2011.

Gold Fields’ realized gold price increased from an average of $1,085 per ounce in fiscal 2010 to an average of $1,569 per ounce in fiscal 2011. Gold Fields’ realized copper price increased from an average of $6,273 per ton in fiscal 2010 to an average of $8,160 per ton in fiscal 2011. The increase in realized price resulted in revenue from product sales increasing by $1,635.8 million from $4,164.3 million in fiscal 2010 to $5,800.1 million in fiscal 2011. The effect of the increased revenue on profit was further supported by a decrease of $8.1 million in actual interest paid (before interest capitalized);

The increase in product sales was partially offset by:

•

a negative movement of $89.6 million in working capital resulting from a release of working capital of $9.3 million in fiscal 2010 compared to a net investment of $80.3 million in fiscal 2011, which was mainly due to an increase in receivables in fiscal 2011;

•	an increase of $404.6 million in production costs, which increased from $2,544.0 in fiscal 2010 to $2,948.6 million in fiscal 2011; and

•	a $250.0 million increase in royalties and taxes paid as a result of the increased profitability at a number of subsidiaries.

The net effect of the above was a $744.6 million increase in cash flow provided by operations.

Net cash provided by operations in fiscal 2010 was $1,162.9 million compared to $634.9 million in fiscal 2009. In fiscal 2010, Gold Fields’ realized gold price increased to an average of $1,085 per ounce compared to $875 per ounce in fiscal 2009. The increase in realized price coupled with increased ounces of gold sold and resulted in revenue from product sales increasing by $936.0 million from $3,228.3 million in fiscal 2009 to $4,164.3 million in fiscal 2010.

The increased revenues were offset in part by a $545.4 million increase in production costs, which increased from $1,998.6 million in fiscal 2009 to $2,544.0 million in fiscal 2010. In addition, there was a decrease in interest paid of $65.8 million and a positive movement of $129.6 million in working capital resulting from an investment of $120.3 million in fiscal 2009 to a release of $9.3 million in fiscal 2010, mainly due to a decrease in receivables in fiscal 2010. The net effect was a $528.0 million increase in cash flow provided by operations. Net cash provided by operations in the six months ended December 31, 2010 was $808.3 million compared to $388.5 million in the six months ended December 31, 2009.

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

Cash flows from investing activities

Cash utilized in investing activities was $1,223.3 million in fiscal 2011, $852.0 million in fiscal 2010 and $720.6 million in fiscal 2009 respectively. The items comprising of these amounts are discussed below:

Capital expenditure increased by $239.9 million from $913.1 million in fiscal 2010 to $1,153.0 million in fiscal 2011. In Rand terms, capital expenditure increased by R1,403.5 million from R6,921.2 million in fiscal 2010 to R8,324.7 million in fiscal 2011.

The $239.9 million increase in capital expenditure in fiscal 2011 from $913.1 million in fiscal 2010 was mainly due to:

•	increased expenditure at South Deep in line with the project plan build-up;

•	increased expenditure at St. Ives due to capital development at the Hamlet underground mine and the Diana, Formidable and Mars Minotaur open pits;

•	increased expenditure at St. Ives due to the acquisition of mining equipment to commence underground owner mining;

•	increased expenditure at Damang due to expenditure on an additional level on the existing tailings storage facility and additional mining fleet to complete the owner mining requirements; and

•	increased expenditure at Tarkwa on a secondary and tertiary crusher, an additional tailings storage facility and heavy maintenance equipment infrastructure.

Partially offset by:

•	decreased expenditure at Agnew due to the completion of the owner mining project in fiscal 2010; and

•	decreased expenditure at Cerro Corona due to the completion of an additional level on the existing tailings management facility in fiscal 2010.

Expenditure on Gold Fields’ major capital projects in fiscal 2011 included:

•	$294.5 million on ore reserve development at the South African operations, compared to $235.1 million in fiscal 2010 and $143.5 million in fiscal 2009;

•	$274.6 million on the development and equipping of the South Deep mine as the mine builds to full production as compared to $212.8 million in fiscal 2010 and $113.3 million in fiscal 2009;

•	$2.9 million on the Beatrix Shaft No. 3 expansion project as compared to $3.8 million in fiscal 2010 and $13.6 million in fiscal 2009;

•	$18.8 million on the CIL expansion project (secondary crusher) at Tarkwa, compared to no expenditure in fiscal 2010 and $77.5 million in fiscal 2009;

•	$6.7 million expenditure on the heap leach pads at Tarkwa, as compared to no expenditure in fiscal 2010 and $7.9 million in fiscal 2009;

•	$29.7 million on new mining equipment at Tarkwa, as compared to $24.0 million in fiscal 2010 and $28.3 million in fiscal 2009;

•	no expenditure on the secondary crusher at Damang, as compared to $11.7 million in fiscal 2010 and no expenditure in fiscal 2009;

•	$17.3 million on new mining fleet at Damang. There was no expenditure in fiscal 2010 and 2009;

•	no expenditure on development of the Waroonga underground complex at Agnew compared to $21.1 million in fiscal 2010 and $13.6 million in fiscal 2009;

•

$81.5 million on development of underground mines at St. Ives compared to $65.8 million in fiscal 2010 and $36.9 million in fiscal 2009. Athena accounted for $22.9 million of expenditure in fiscal 2011, as compared to $27.0 million of spend in 2010;

•	$5.9 million on the acquisition of additional mining fleet at Agnew as compared to $12.0 million in fiscal 2010 and no expenditure in fiscal 2009; and

•	$9.3 million of interest capitalized as compared to $6.5 million in fiscal 2010 and $63.6 million in fiscal 2009.

Cash utilized in investing activities was $666.7 million in the six months ended December 31, 2010 and $440.5 million in the six months ended December 31, 2009.

Proceeds on the disposal of property, plant and equipment increased from $1.2 million in fiscal 2010 to $5.3 million in fiscal 2011. Proceeds on the disposal of property, plant and equipment were $3.6 million in 2009. In all three years this related to the disposal of various redundant mining assets by the South African and international mining operations.

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

On September 20, 2010, Gold Fields entered into option agreements with Lepanto Consolidated Mining Company, or Lepanto, a company listed in the Philippines, and Liberty Express Assets, or Liberty, a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast, or FSE, deposit in the Philippines. The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. As part of the agreement, Gold Fields was required to pay $10 million in option fees to Lepanto and $44 million as a non-refundable down-payment to Liberty upon signing of the option agreements, totaling $54 million, which payments were made during September 2010. During fiscal 2011, Gold Fields paid a further non-refundable down payment of $66 million to Liberty, in accordance with the agreement. On March 22, 2012, Gold Fields exercised its option to acquire 40% of the FSE after making a payment of $110 million. The final payment of $110 million is payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is $340 million.

On October 4, 2011, Gold Fields entered into an option agreement with Bezant Resources PLC, or Bezant, to acquire the entire issued share capital of Asean Copper Investments Limited, or Asean, which is incorporated in the British Virgin Islands, a wholly owned subsidiary of Bezant. Asean holds Bezant’s entire interest in the Guinaoang porphyry copper-gold deposit (the Mankayan project) located on Luzon Island in the Philippines.

Gold Fields paid an upfront non-refundable option fee of $7.0 million and was granted the option to acquire the entire issued share capital of Asean for $63.0 million. The option can be exercised from the date upon which it is granted until expiry on January 31, 2013. The Mankayan project is located approximately four kilometers east of the FSE deposit.

Purchase of listed investments was $0.1 million in fiscal 2011, $13.5 million in fiscal 2010 and $12.8 million in fiscal 2009 respectively.

The investment purchase of $0.1 million in fiscal 2011 was:

$ million
Purchase of a shareholding in Atacama Pacific Gold Corporation	0.1

0.1

The investment purchases comprising the $13.5 million spent in fiscal 2010 were:

$ million
Loans advanced to GBF Underground Mining Company	12.7
Purchase of a shareholding in Atacama Pacific Gold Corporation	0.7
Other	0.1

13.5

The investment purchases comprising the $12.8 million spent in fiscal 2009 were:

$ million
Rights offer in Sino Gold Limited to maintain the Group’s 19.9% shareholding	12.4
Purchase of a 9.1% holding in Glencar Mining Plc	1.9
Purchase of 5.4% holding in Clancy Exploration Limited	0.2
Purchase of a 0.5% holding in Cascadero Copper Corporation	0.1
Loans repaid by GBF Underground Mining Company	(1.8)

12.8

Proceeds from the sale of listed investments were $13.7 million in fiscal 2011, $385.8 million in fiscal 2010 and $54.3 million in fiscal 2009 respectively.

The investment disposals comprising the $13.7 million in fiscal 2011 were:

$ million
Sale of shares in Gold One International	7.9
Repayment of loans advanced to GBF Underground Mining Company	5.8

13.7

The investment disposals comprising the $385.8 million in fiscal 2010 were:

$ million
Sale of shares in:
Eldorado Gold Corporation	372.8
Troy Resources NL	7.1
Orezone Resources Inc	3.9
Great Basin Gold Ltd and Lupa Joint Venture held through New Africa Mining Fund	1.5
Aquarius Platinum Ltd	0.4
Cascadero Copper Corporation	0.1

385.8

The investment disposals comprising the $54.3 million in fiscal 2009 were:

$ million
Sale of IAMGold Corporation shares received in exchange for Orezone shares as a result of the acquisition of all Orezone shares by IAMGold	33.4
Redemption of preference shares held in a wholly owned subsidiary of Mvela Resources Limited	20.9

54.3

Proceeds on disposal of subsidiaries were nil in fiscal 2011 and 2010 and $5.0 million in fiscal 2009. The proceeds in fiscal 2009 related to Gold Fields’ disposal of its 70% holding in IRCA.

For its South African operations, Gold Fields contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mine of the different South African operations and various other factors. During fiscal 2011, Gold Fields’ South African operations contributed $16.2 million to the environmental trust fund compared to $12.3 million in fiscal 2010 and $10.4 million in fiscal 2009. For the Ghana, Australia and Peru operations, Gold Fields does not contribute to a trust fund.

Cash flows from financing activities

Net cash utilized by financing activities was $724.6 million in fiscal 2011 as compared to net cash utilized by financing activities of $176.5 million in fiscal 2010 and net cash provided by financing activities of $215.3 million in fiscal 2009. The items comprising these amounts are discussed below:

Long and short-term loans received were $1,167.9 million in fiscal 2011, $1,619.9 million in fiscal 2010 and $1,312.3 million in fiscal 2009.

The $1,167.9 million in loans received in fiscal 2011 comprised:

$ million
Draw down under the Split-tenor revolving facility	540.0
Draw down under the $1 billion Syndicated Revolving credit facility	483.0
Draw down under the $60 million Senior Secured Revolving credit*	70.0
Proceeds on the scrip lending of 3 million Mvelaphanda shares	18.2
Borrowings by GFIMSA from various local banks to fund short term working capital and capital expenditure requirements	56.7

1,167.9

*	Total drawdowns were made up of two separate drawdowns of $20 million (subsequently repaid) and $50 million.

The $1,619.9 million in loans received in fiscal 2010 comprised:

$ million
Drawn down under the Domestic Medium Term Notes, or DMTN, program to refinance existing facilities	1,044.9
Loans raised under the Split-tenor Revolving Credit facility to partially fund the St. Ives Royalty and the acquisition of Glencar Mining	221.0
Loans raised under $311 million Syndicated Revolving Credit Facility for purposes of refinancing existing facilities	200.0
Borrowings by GFIMSA from various local banks to fund short term working capital requirements and capital expenditure	134.5
Proceeds on the scrip lending of 3 million Mvelaphanda shares	19.5

1,619.9

The $1,312.3 million in loans received in fiscal 2009 comprised:

$ million
Draw down on a credit facility in order to repay the Mvela loan. Mvela then used the proceeds from the loan repayment to subscribe for its 15% interest in GFIMSA by paying the R4,139 million to GFIMSA. Immediately upon receipt of the GFIMSA shares, Mvela exercised its right to use the GFIMSA shares to subscribe for 50 million new ordinary shares in Gold Fields	416.8
Borrowings by GFIMSA from various local banks to fund short term working capital requirements and capital expenditure	488.0
Draw down on the $750 million syndicated facility to fund the capital expenditure on Cerro Corona and the acquisition of additional Sino Gold Limited shares	138.0
Draw downs under the DMTN program to refinance existing facilities	133.5
Loan raised under the $311 million Syndicated Revolving Credit Facility for purposes of refinancing existing facilities	116.0
Draw down under the short-term syndicated facility to fund capital expenditure	20.0

1,312.3

Long and short-term loans repaid were $654.6 million in fiscal 2011, $1,637.5 million in fiscal 2010 and $993.5 million in fiscal 2009.

The $654.6 million in loans repaid in fiscal 2011 comprised:

$ million
$1 billion Syndicated Revolving credit facility	263.0
DMTN Program	105.3
Preference Shares	90.0
Borrowings by GFIMSA from various local banks to fund short term working capital and capital expenditure requirements	56.7
Split-tenor Revolving Facility	40.0
$200 million Non-Revolving Senior Secured Term loan	40.0
Payments for the scrip lending of 3 million Mvelaphanda shares	39.6
$60 million Senior Secured Revolving credit facility	20.0

654.6

The $1,637.5 million in loans repaid in fiscal 2010 comprised:

$ million
DMTN Program	721.9
$311 million Syndicated Revolving Credit Facility	272.0
Group committed and uncommitted facilities	284.1
Split-tenor Revolving Credit Facility	289.5
Project Finance Facility	50.0
Short-term syndicated facility	20.0

1,637.5

The $993.5 million in loans repaid in fiscal 2009 comprised:

$ million
Mvelaphanda loan	416.8
Group committed and committed facilities	319.2
Split-tenor Revolving Credit Facility	150.0
Preference Shares	63.5
$311 million Syndicated Revolving Credit Facility	44.0

993.5

For a description of the Gold Fields’ various credit facilities, see “—Credit Facilities and Other Capital Resources”.

$9.7 million overdraft was repaid in fiscal 2010 compared to $7.0 million advanced in fiscal 2009. There were no changes in fiscal 2011.

$15.4 million of noncontrolling shareholder loans at Tarkwa were repaid in fiscal 2010. No noncontrolling shareholder loans were repaid in fiscal 2011 and 2009.

$31.0 million of noncontrolling shareholder loans were received from Buenventura which holds a 49% noncontrolling interest in Canteras del Hallazgo, the company that owns the Chucapaca project in Peru. No noncontrolling shareholder loans were received in fiscal 2010 and 2009.

During fiscal 2011, Gold Fields purchased noncontrolling interests in La Cima, Ghana and South Deep (relating to Western Areas Prospecting) for a total consideration of $1,055.6 million, comprising $382.3 million for La Cima, $667.0 million for Ghana and $6.3 million for South Deep. There were none such transactions in fiscal 2010 and 2009.

On March 22, 2011, Gold Fields announced a voluntary purchase offer in Lima, Peru, to acquire the outstanding common voting shares and investment shares of La Cima that it did not already own. Gold Fields offered 4.20 Peruvian Nuevos Soles in cash for each La Cima common or investment share. The offer closed on April 15, 2011. The transaction resulted in Gold Fields increasing its stake in La Cima from 80.7% to 98.5%, after purchasing 254.8 million shares, at a cost of $382.3 million

On April 15, 2011, Gold Fields announced that a binding agreement had been entered into with IAMGold Corporation to acquire IAMGold’s 18.9% indirect minority stake (noncontrolling interest) in Tarkwa and Damang, for a cash consideration of $667.0 million. Upon completion of the acquisition, which was subject to obtaining shareholder approval, Gold Fields increased its interest in each of the Tarkwa and Damang gold mines from 71.1% to 90%, with the remaining 10% interest being held by the government of Ghana.

On October 14, 2011, Gold Fields purchased a 26% interest in Western Areas Prospecting from Peotona Gold (Proprietary) Limited for $6.3 million. The transaction was concluded in terms of an agreement signed between the parties during fiscal 2009. Gold Fields now owns 100% of Western Areas Prospecting which owns the Cardoville, the Kalbasfontein, the WA4 and the Wildebeestkuil prospecting rights.

Dividends paid amounted to $174.9 million in fiscal 2011 compared to $118.1 million in fiscal 2010 and $121.2 million in fiscal 2009. Dividend payments amounted to R1,229.4 million, or 170 SA cents per ordinary share in fiscal 2011, R917.1 million, or 130 SA cents per ordinary share in fiscal 2010, and R981.0 million, or 150 SA cents per ordinary share in fiscal 2009.

During fiscal 2011, Tarkwa, Damang and La Cima paid dividends to noncontrolling shareholders amounting to $41.9 million compared with $23.1 million paid by Tarkwa in fiscal 2010 and nil in fiscal 2009.

During the six months ended December 31, 2010, Gold Fields implemented three empowerment transactions which included a broad-based BEE transaction for 10.0% of South Deep. The South Deep transaction amounted to $115.5 million and was made up of a preferred BEE dividend of $21.2 million and an equity component equivalent to $94.3 million. Under the South Deep transaction, a wholly owned subsidiary company of Gold Fields was created to acquire 100% of the South Deep asset from GFIMSA. The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share. During fiscal 2011, $3.0 million of the Class B dividend was paid.

In fiscal 2011, $6.5 million was received as a result of share options exercised, as compared to $7.4 million in fiscal 2010 and $10.7 million in fiscal 2009.

Net cash provided by financing activities was $137.2 million in the six months ended December 31, 2010 as compared to net cash utilized by financing activities of $87.6 million in the six months ended December 31, 2009.

Net increase/(decrease) in cash and cash equivalents

As a result of the above, net cash utilized was $65.5 million in fiscal 2011, $143.2 million generated in fiscal 2010 and $103.8 million generated in fiscal 2009, respectively. Net cash generated was $308.8 million in the six months ended December 31, 2010 compared to cash utilized of $108.9 million in the six months ended December 31, 2009.

The resultant cash and cash equivalents at December 31, 2011, June 30, 2010 and June 30, 2009 was $744.0 million, $500.7 million and $357.5 million respectively.

Credit Facilities and Other Capital Resources

As at December 31, 2011, Gold Fields had committed, unutilized banking facilities of $1,220.5 million available under the following facilities, details of which are discussed below:

•	$780 million available under $1 billion Syndicated Revolving Credit Facility;

•	$10 million available under $60 million Senior Secured Revolving Credit Facility; and

•	$430.5 million (R3,500 million) available under various committed revolving credit facilities discussed further below.

As of March 23, 2012, Gold Fields had committed unutilized banking facilities of $1,429.1 million under the two revolving credit facilities noted above and R3,000 million under various committed revolving credit facilities described below. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements. As of the date of this report, Gold Fields was not in default under the terms of any of its outstanding credit facilities.

In the event that Gold Fields undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

Project Finance Facility

On November 14, 2006, La Cima, entered into a $150 million project finance facility agreement, or the Project Finance Facility, with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and other financial institutions, as set out in the agreement. The terms of the Project Finance Facility were an upfront arrangement fee of 1.2% and a margin over LIBOR of 0.45% during the pre-completion phase and between 1.25% and 1.75% thereafter.

Scheduled principal repayments were to be made in 16 semi-annual installments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning on June 30, 2009. The final installment was due on the tenth anniversary of the signing date. The Cerro Corona Facility was secured by, among other things, pledges of and mortgages over the assets and properties of La Cima. La Cima could elect to make optional prepayments and had to make prepayments in certain circumstances, including with the proceeds of any bond issuances up to a maximum of $100 million. As at June 30, 2009, La Cima had drawn down $150 million under this facility.

During fiscal 2010, La Cima repaid $50 million. As of June 30, 2010, the total outstanding borrowings under this facility were $100 million. Under the terms of the Project Finance Facility, all payments from the Peruvian operations to any Gold Fields group entities were restricted until the Project Finance Facility had been repaid in full.

In accordance with the facility agreement, the final completion date (i.e., the date on which the Guarantees fall away and the facility becomes non-recourse) was required to occur before November 14, 2010. However, La Cima repaid the full amount outstanding under this facility on September 16, 2010, from which date the security granted by La Cima in connection with this facility, was released. The repayment was made from cash generated by operations.

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

Borrowings under the non-revolving senior secured term loan are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima will be subject to an Account Control Agreement and a first ranking charge in favor of the lenders. This facility will be non-recourse to the rest of the Gold Fields group. The loan bears an interest at LIBOR plus a margin of 2.0% per annum.

During fiscal 2011, La Cima repaid $40.0 million and during the six months ended December 31, 2010, La Cima repaid $10.0 million in accordance with the agreement terms.

The outstanding balance at December 31, 2011 was $150.0 million compared with $190.0 million at December 31, 2010.

Split-tenor Revolving Credit Facility

On May 16, 2007, GFIMSA, Orogen and GFO entered into a $750.0 million split-tenor revolving credit facility, or the Split-tenor Facility with lead lenders Barclays Bank Plc and ABN Amro N.V. As originally constituted, the Split-tenor Facility consisted of a $250.0 million 364-day revolving tranche, or Facility A, and a $500.0 million five-year revolving tranche, or Facility B. Facility A has since expired, as explained below.

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

On April 28, 2008, Gold Fields exercised the term out option under Facility A which converted the full $250.0 million advance at that point into a term loan with a final maturity date of May 16, 2009. In terms of the facility agreement, Gold Fields had the option to repay the loan under Facility A early in whole or in part by giving five days’ prior notice. Facility B matures on May 16, 2012. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On June 30, 2008, Orogen had borrowed $73.0 million and $121.0 million under Facility A and Facility B respectively. GFO had $177.0 million and $141.0 million outstanding under Facility A and Facility B respectively on the same date.

On various dates during fiscal 2009, Orogen drew down a further $120.0 million under Facility B. On May 15, 2009, GFO drew down $118.0 million under Facility B to partly refinance its maturing loan under Facility A.

The balance of the GFO loan outstanding under Facility A of $59.0 million was refinanced with the $311.0 million Syndicated Revolving Loan Facility, which is detailed below. Also on May 15, 2009, Orogen repaid $16.0 million of its portion of the maturing Facility A and refinanced the remaining $57.0 million with the $311.0 million syndicated revolving loan facility.

On September 17, 2009, Gold Fields utilized $259.0 million of the proceeds from the sale of the shares in Eldorado to fully settle GFO borrowings under Facility B. Subsequently, on various dates, Orogen drew down $221.0 million to refinance more expensive debt under the $311.0 million Syndicated Revolving Credit Facility. Orogen also repaid $32.0 million during fiscal 2010.

The outstanding borrowings of Orogen, all under Facility B, at June 30, 2010 were $430.0 million, compared to $500.0 million in fiscal 2009.

On August 26, 2010 Orogen drew down a further $70.0 million and, on October 8, 2010, repaid the full $500.0 million drawn under Facility B from the proceeds of the $1 billion Notes Issue.

On March 22, 2011 Orogen drew down $420.0 million to fund the acquisition of the noncontrolling interest in La Cima.

On May 26, 2011 Orogen repaid $40.0 million.

On June 22, 2011 Orogen drew down $120.0 million under Facility B to partially fund the acquisition of IAMGold’s 18.9% stake in the Ghanaian operations.

The loan under Facility B bears interest at LIBOR plus a margin of 0.30% per annum. Borrowings under the Revolving Credit Facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen, Newshelf and GF Operations.

The outstanding balance at December 31, 2011 was $500.0 million compared with nil at December 31, 2010.

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

The facility bore interest at LIBOR plus a margin of 2.75% per annum. The borrowers were required to pay a quarterly commitment fee of 1.10% per annum, payable on the undrawn portion of the facility. Neither the Extension Option nor the Term Out option had been exercised and the facility expired on May 7, 2010.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GFO.

$450 million Syndicated Revolving Credit Facility

On May 12, 2010, GFIMSA, Orogen and GFO entered into a $450 million syndicated revolving loan facility with an option to increase the Facility to $550 million within six months from signing date. The option to increase the facility to $550 million was not exercised. The purpose of the facilities was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility was September 30, 2013.

The facility bore interest at LIBOR plus a margin of 1.75% per annum. Where the utilization under the facility was equal to or greater than 50%, a utilization fee of 0.25% per annum would be payable on the amount of utilizations. Such utilization fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.70% per annum. The facility was unutilized at December 31, 2010. The facility was cancelled and replaced on June 22, 2011 with the new $1 billion Syndicated Revolving Credit Facility.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen, Newshelf and GFO.

$60 million Senior Secured Revolving Credit Facility

On December 22, 2010, GF Ghana and Abosso entered into a $60 million reducing senior secured revolving credit facility, which facility became available on February 21, 2011. The available facility amount reduces annually on the anniversary date being February 21, from $60 million to $43 million to $35 million in the last and final year with the final maturity date being February 21, 2014. The purpose of this facility is for (i) general corporate purposes; (ii) working capital purposes and/or (iii) capital expenditure purposes, including the purchase of a mining fleet.

On February 25, 2011, Abosso drew down $20.0 million under this facility and subsequently repaid the full loan of $20.0 million on various dates of which the last payment was on July 26, 2011. On November 28, 2011, GF Ghana drew down $50.0 million. The outstanding borrowing for GF Ghana on December 31, 2011 was $50.0 million.

The loan bears interest at LIBOR plus a margin of 2.85% per annum. The borrowers are required to pay a quarterly commitment fee of 1.30% per annum.

Borrowings under this facility are guaranteed by GF Ghana and Abosso. Borrowings under this facility are also secured by the registration of security over certain fleet vehicles owned by GF Ghana and Abosso, or the Secured Assets. In addition, the lenders are noted as first loss payees under the insurance contracts in respect of the Secured Assets and are assigned the rights under the maintenance contracts between certain suppliers of the Secured Assets. This facility is non-recourse to the rest of the Gold Fields group.

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

On January 31, 2008, GFIMSA, GFO, Orogen and GFLMSL entered into a R1 billion 364-day revolving credit facility effective May 15, 2008. The facility was to be used for capital expenditure in respect of gold mining projects, general corporate and working capital requirements. Borrowings under the facility were guaranteed by Gold Fields, GF Holdings, GFO, Orogen and GFIMSA and bore interest at JIBAR plus 0.70% per annum. Gold Fields paid a quarterly commitment fee of 0.15% per annum on any undrawn amounts under the facility. This facility expired on May 14, 2009.

The group utilized the above-mentioned facilities with other uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations.

The total draw downs were R400 million ($56.7 million) in fiscal 2011, R290 million ($39.4 million) in six month ended December 31, 2010, R1,040 million ($135 million) in fiscal 2010, compared to R8,039 million ($905 million) in fiscal 2009. Total repayments were R400 million ($56.7 million) in fiscal 2011, R290 million ($41.9 million) in six month ended December 31, 2010, R2,140 million ($284 million) in fiscal 2010, compared to R6,941 million ($736 million) in fiscal 2009. The repayments were made from cash generated by operations.

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

In certain circumstances, the dividend rate increases up to 61% of the Prime Rate in the event that the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The Preference Shares can be redeemed by the Company in the event the dividend rate is adjusted according to the terms of the Preference Shares, or at any time on 14 days’ notice. The proceeds of the issuance of the Preference Shares were used to refinance a portion of the Split-tenor Facility. The Preference Shares mature on January 24, 2011 and payment in full of all dividends, redemption amounts, costs and expenses that may become payable in respect of the Preference Shares has been guaranteed by GFIMSA, Orogen, GFO, Newshelf and GF Holdings.

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

On March 31, 2011, the entire outstanding balance of preference shares of R600 million ($88.5 million) was redeemed in full with an attributable dividend of R9.9 million ($1.5 million).

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

Under the Program, Gold Fields issued listed notes totaling nil during fiscal 2011, R1,825.0 million ($248 million) during the six months ended December 31, 2010, R7,902 million ($1,045 million) during fiscal 2010 and R1,143 million ($134 million) in fiscal 2009, and settled listed maturing notes totaling R735 million ($105.3 million) in fiscal 2011, R4,692 million ($659.6 million) during six month ended December 31, 2010, R5,443 million ($722 million) during fiscal 2010 and nil in fiscal 2009. The different notes issued mature three, six or 12 months from date of issue and bear interest at JIBAR plus a margin ranging from 0.56% to 1.00% per annum, except for notes with a carrying value of R300 million ($39.6 million) which are at a fixed rate of 8.48%.

The outstanding issued notes under the Program at December 31, 2011 were nil, at December 31, 2010 were R735 million ($108.9 million), at June 30, 2010 were R3,602 million ($476 million) and R1,143 million ($142 million) in fiscal 2009.

Notes under the Program are guaranteed by GFIMSA, GF Holdings, Orogen and GFO.

R3,500 million Long Term Revolving Credit Facilities

GFIMSA and GFO have entered into separate revolving credit facilities with tenors between three and five years. The purpose of the facilities is to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt. These facilities were unutilized at December 31, 2011, December 31, 2010 and June 30, 2010.

The borrowers are required to pay a commitment fee of between 0.65% and 0.90% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable either quarterly or semiannually in arrears.

In summary the facilities are:

•	a R1.0 billion ($123 million) revolving credit facility entered into on December 9, 2009 and maturing December 17, 2012 at JIBAR plus 3.00%;

•	a R500 million ($61.5 million) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013 at JIBAR plus 2.85%;

•

a R1.5 billion ($184.5 million) revolving credit facility entered into on May 6, 2009 and maturing June 10, 2014 at JIBAR plus 2.95%. This facility was cancelled and replaced with a new R2.0 billion ($246 million) revolving credit facility on December 19, 2011; and

•	a R2.0 billion ($246 million) revolving credit facility entered into on December 19, 2011 and maturing on December 17, 2016 at JIBAR plus 1.95%.

Borrowings under these facilities are guaranteed by Gold Fields, GF Holdings, GFO, Orogen, Newshelf and GFIMSA.

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

$1 billion Syndicated Revolving Credit Facility

On June 20, 2011, GFIMSA, Orogen and GFO entered into a U.S.$1 billion syndicated revolving loan facility with an option to increase this facility to U.S.$1.1 billion within six months from signing date. The option to increase the facility to U.S.$1.1 billion was not exercised. The purpose of the facility is to refinance the existing $450 million Syndicated Revolving Credit Facility, for general corporate purposes and working capital. The final maturity date of this facility is June 20, 2016.

The facility bears interest at LIBOR plus a margin of 1.20% per annum. Where the utilization under the facility is greater than 33 1/3% and less than or equal to 66 2/3%, a utilization fee of 0.20% per annum will be payable on the amount of utilizations. Where the utilization under the facility is greater than 66 2/3%, a utilization fee of 0.40% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.42% per annum.

On June 22, 2011, Orogen drew down $450.0 million under this facility to partially fund the acquisition of IAMGold’s 18.9% stake in the Ghanaian operations. On August 22, 2011 and September 22, 2011, Orogen repaid $75.0 million and $105.0 million respectively under this facility. On November 16, 2011, Orogen drew down $33.0 million and the amount was repaid on December 19, 2011. In addition, Orogen repaid $50.0 million on December 23, 2011 under this facility.

The outstanding borrowings of Orogen under this facility at December 31, 2011 were $220.0 million.

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen, Newshelf and GFO.

Contractual obligations and commitments as at December 31, 2011

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(Rand millions)
Long-term debt
Notes Issue
Capital	1,000.0	—	—	—	1,000.0
Interest	438.7	48.8	97.5	97.5	194.9
Syndicated revolving credit facility
Capital	500.0	500.0	—	—	—
Interest	1.7	1.7	—	—	—
Non-Revolving Senior Secured Term Loan
Capital	150.0	40.0	80.0	30.0	—
Interest	7.8	3.4	3.9	0.5	—
$1 billion Syndicated Revolving credit facility
Capital	220.0	—	—	220.0	—
Interest	17.4	3.9	7.8	5.7	—
$60 million senior secured revolving credit facility
Capital	50.0	7.0	43.0	—	—
Interest	2.9	1.5	1.4	—	—
Operating lease obligations—building	7.9	2.4	5.5	—	—
Other long-term obligations
Post-retirement healthcare(1)	2.1	0.2	0.4	0.4	1.1
Environmental obligations(2)	336.9	1.7	3.4	3.4	328.4
Total contractual obligations	2,735.4	610.6	242.9	357.5	1,524.4

Notes:

(1)	Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go basis.
(2)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “—Critical Accounting Policies and Estimates—Environmental rehabilitation costs.”

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(Rand millions)
Other commercial commitments
Guarantees(1)	1.7	1.7	—	—	—
Capital expenditure(2)	245.7	245.7	—	—	—
Funding commitments	—	—	—	—	—
Total commercial commitments	247.4	247.4	—	—	—

Notes:

(1)	Guarantees consist of numerous obligations. Guarantees consisting of $56.3 million committed to guarantee Gold Fields’ environmental obligations with respect to its West African, South American and Australasian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.
(2)	Capital expenditure consists only of amounts committed to external suppliers, although as of December 31, 2011 an amount of $1,243.1 million in respect of capital expenditure had been approved by Gold Fields’ Board.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At December 31, 2011, Gold Fields had no off balance sheet items.

Recent Developments

Ghana

The following changes to the current tax regime relating to mining companies were passed by the Ghanaian parliament and gazetted as of March 9, 2012. The changes include the following:

•	Increased tax rate for mining companies from 25% to 35%.

•

As from the 2012 year of assessment, capital allowances on mining assets would now be granted at the rate of 20% on the cost base of the assets, versus the previous 80% of the cost base of assets in the first year, 50% of the balance (the remaining 20%) of the tax written down value annually thereafter. Previously an “upliftment allowance” calculated as being 5% of the cost price of the asset was also granted claimable in the year following the acquisition. This “upliftment allowance” has expired and is to be abolished.

•

Expenses exclusively incurred on one contracting area or site would no longer be offset against profits from another contracting area or site belonging to the same company in determining the chargeable income for income tax purposes (The mechanics of this change still need to be defined by the Ghanaian tax authorities).

•	Expiration of the National Fiscal Stabilisation Levy of 5%.

In addition, the following further amendments have been proposed:

•	A windfall profit tax of 10% on mining companies. The 10% is expected to be calculated based on an adjusted cash balance method, which is yet to be defined.

•	Capital gains tax on the appreciation in the value of companies whose ownerships are transferred or changed.

•

The introduction of transfer pricing regulations to strengthen existing legislation to deal with taxation of multinational companies and minimize the incidence of tax avoidance through Transfer Pricing. Transfer Pricing refers to the setting, analysis, documentation and adjustment of charges made between related parties for goods, services or use of property.

South Africa

During the budget speech in February 2012, the Minister of Finance announced that STC will be abolished resulting in the abolishment of the STC inclusive Gold mining formula. The result is that there will now only be one Gold Mining formula with effect from January 1, 2012.

The formula being: y = a – (ab/x), where:

y = the tax rate to be determined;

a = the marginal tax rate of either 34% or 43% (depending on the STC election);

b = the portion of tax-free revenue (currently the first 5%); and

x = the ratio of taxable income to the total income.

Gold Fields has evaluated the Ghanaian and South African tax changes and consider the adjustments required for these to be enacted subsequent to December 31, 2011, therefore no adjustments were made for these tax changes at the fiscal year end.

Far Southeast Project

On March 22, 2012, Gold Fields exercised its 40% option in the gold-copper Far Southeast Project, or FSE, in the Philippines after making a $110 million payment. Please See “Information on the Group—Developments since June 30, 2010” for further information.

Trend and Outlook

The trend and outlook below are based on management accounts, which are prepared in accordance with International Financial Reporting Standards.

Gold production for the first quarter of the fiscal year ending December 31, 2012 is forecast to be 827,000 gold equivalent ounces, which, taking into account seasonal variances, underpins the production forecast for the fiscal year ending December 31, 2012 of between 3.5 million attributable equivalent ounces and 3.7 million attributable equivalent ounces. On an IFRS basis, the total cash cost is estimated at U.S.$875 per ounce and operational NCE is estimated at U.S.$1,285 per ounce. These estimates are based on an average exchange rate of R7.77 per U.S.$1.00 and U.S.$1.05 per A$1.00.

Gold production for the fiscal year ending December 31, 2012 is forecast between 3.5 million attributable equivalent ounces and 3.7 million attributable equivalent ounces. On an IFRS basis, the total cost is estimated at U.S.$860 per ounce and operational NCE is estimated at U.S.$1,300 per ounce. the capital projects group is anticipating to spend between U.S.$40 per ounce and U.S.$70 per ounce on realization costs of projects, including drilling, feasibility studies and early-work capital expenditure on Gold Fields advanced projects. This estimate is based on an average exchange rate of R8.00 per U.S.$1.00 and U.S.$1.00 per A$1.00.

The above is an estimate subject to change based on a number of factors. For further information on these factors, see “Forward Looking Statements” and “Risk Factors”. The estimated financial information has not been reviewed and reported on by Gold Fields’ auditors.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Mamphela Ramphele	64	Non-executive Chair	May 2013
Nicholas J. Holland	53	Executive Director and Chief Executive Officer	—
Paul A. Schmidt	44	Executive Director and Chief Financial Officer	—
Rupert L. Pennant-Rea	64	Non-executive Director	May 2013
Kofi Ansah	67	Non-executive Director	May 2014
Donald M. J. Ncube	64	Non-executive Director	May 2013
David N. Murray	67	Non-executive Director	May 2013
Gayle M. Wilson	67	Non-executive Director	May 2013
Richard P. Menell	56	Non-executive Director	May 2012
Cheryl A. Carolus	53	Non-executive Director	May 2012
Roberto Dañino	61	Non-executive Director	May 2012
Alan R. Hill	69	Non-executive Director	May 2012
Matthews S. Moloko(2)	46	Non-executive Director	May 2014
Delfin L. Lazaro(3)	66	Non-executive Director	May 2012

Notes:

(1)	Terms expire on the date of the annual general meeting in that year.
(2)	Matthews S. Moloko joined the Board on February 25, 2011 as Non-executive Director.
(3)	Delfin L. Lazaro joined the Board on June 1, 2011 as a Non-Executive Director.

Chris I. von Christierson retired as a non-executive director with effect from May 17, 2011.

Directors and Executive Officers

The Memorandum of Incorporation of Gold Fields provide that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of two executive directors and 12 non-executive directors, all of whom are independent.

The Memorandum of Incorporation of Gold Fields provide that the longest serving one-third of directors must retire from office at each annual general meeting of Gold Fields. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire. Executive directors may be appointed as directors by contract with Gold Fields for a maximum period of five years at any one time. The number of directors serving under these contracts must at all times be less than one-half of the total number of directors in office. Gold Fields’ current executive directors are appointed to their positions as directors by contract.

According to the Memorandum of Incorporation, the Board may meet as it sees fit and set its own policies for adjourning and otherwise regulating meetings. Any director may call for a meeting at any time by requesting the company secretary to convene a meeting. The Memorandum of Incorporation further provide for the following:

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

The Memorandum of Incorporation does not provide for a mandatory retirement age for directors. However, Gold Fields’ Board charter specifies the retirement age to be 72 years of age.

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

Executive Directors

Nicholas J. Holland. BCom, BAcc, Witwatersrand; CA (SA). Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance from April 1998. On April 15, 2002, his title changed to Chief Financial Officer until April 30, 2008. Mr. Holland has more than 30 years’ experience in financial management and over 22 years of experience in the mining industry. Prior to joining Gold Fields he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited. He is also an alternate director of Rand Refinery Limited.

Paul A. Schmidt. BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA). Executive Director, Chief Financial Officer. Mr Schmidt was appointed Chief Financial Officer on January 1, 2009 and joined the Board on November 6, 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from May 1, 2008. Prior to this appointment, Mr Schmidt was financial controller for Gold Fields from April 1, 2003. He has more than 16 years’ experience in the mining industry. Mr Schmidt holds no other directorships.

Non-executive Directors

Mamphela A. Ramphele. MBCHB, University of Natal; PhD in Social Anthropology, University of South Africa; BCom Admin University of South Africa. Diploma in Tropical Health and Hygiene and Diploma in Public Health, University of Witwatersrand. Chair of the Board. Dr. Ramphele was appointed non-executive Deputy Chair of the Board of Gold Fields on July 1, 2010 and was appointed Chair on November 2, 2010. She is the Founder of Letsema Circle, a Cape Town based specialist Transformation Advisory Company in both the public and private sector; and a director of Remgro, Anglo American plc and Medi-Clinic. She previously served as a Managing Director of the World Bank from May 2000 to July 2004, with responsibility for human development activities and the World Bank Institute, which provides training and learning for both staff and clients. Dr. Ramphele served as Co-Chair on the Global Commission for International Migration (GCIM) between 2004 and 2005. Prior to joining the World Bank, she was Vice-Chancellor of the University of Cape Town, a post she took up in 1996, having joined the university as a research fellow in 1986.

Rupert L. Pennant-Rea. BA, Trinity College, Dublin, Ireland; MA, University of Manchester, UK. Mr. Pennant-Rea has been a Director of Gold Fields since July 1, 2002. He is Chairman of Henderson Group Plc and The Economist Newspaper Limited and is a Director of Hochschild Mining Plc, Go-Ahead Group, Times Newspaper Holdings Limited and a number of other companies. Previously, Mr. Pennant-Rea was editor of The Economist and Deputy Governor of the Bank of England.

Kofi Ansah. BSc (Mechanical Engineering) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology, USA. Mr. Ansah was appointed a Director of Gold Fields on March 4, 2004. He is a Director of Ecobank (Ghana) Limited.

Donald M. J. Ncube. BA Economics and Political Science, Fort Hare University; Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland; Graduate MSc Manpower Studies, University of Manchester, UK, Diploma in Financial Management; Honorary Doctorate in Commerce, University of Transkei. Mr. Ncube was appointed a Director of Gold Fields on February 15, 2006. Previously, he was an alternate Director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a Director of AngloGold Ashanti Limited as well as Non-Executive Chairman of South African Airways. He is currently Chairman of Badimo Gas (Pty) Limited. He serves on the boards of various other companies.

David N. Murray. BA Hons Econ; MBA (UCT). Mr. Murray joined the Board on January 1, 2008. He has more than 38 years’ experience in the mining industry and has been Chief Executive Officer of Rio Tinto Portugal, Rio Tinto Brazil, TVX Gold Inc., Avgold Limited and Avmin Limited. He is a non-executive Director of Ivernia, Inc.

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

Richard P. Menell. BA (Hons), MA (Natural Sciences, Geology), Trinity College, Cambridge, UK; M.Sc. (Mineral Exploration and Management), Stanford University, California, USA. Mr. Menell has been a Director of Gold Fields since October 8, 2008. He has over 34 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., and Executive Chairman of Anglovaal Mining Limited and Avgold Limited. He is also a senior advisor to Credit Suisse, a Director of Weir Group Plc and various other companies.

Cheryl A. Carolus. BA Law; Bachelor of Education, University of the Western Cape. Ms. Carolus has been a director of Gold Fields since March 10, 2009. Ms. Carolus is an Executive Chairperson of Peotona Group Holdings. In 2009, she was appointed Chairperson of the Board of South African Airways and served on a number of listed and unlisted companies. Ms. Carolus has previously held senior leadership positions in the liberation movement in South Africa and in the African National Congress, or ANC. She has served as Deputy Secretary General under Nelson Mandela, and helped to negotiate the new South African constitution and coordinate the drafting of post-apartheid ANC policy. She served as South Africa’s High Commissioner to the United Kingdom from 1998 to 2001 and was the CEO of SA Tourism from 2001 to 2004. She was Chairperson of South African National Parks Board for six years and currently serves on the boards of other public and private companies, including the World Wildlife Fund. She also works with NGOs focused on young people at risk and conflict prevention.

Roberto Dañino. LLM, Harvard Law School; Bachelor of Law and Attorney, Pontificia Universidad Católica del Perú. Mr. Dañino has been a director of Gold Fields since March 10, 2009. He served as Prime Minister of Peru from 2001 to 2002 and Ambassador of Peru to the United States from 2002 to 2003. From 2003 to 2006, Mr Dañino was the Senior Vice President and General Counsel of the World Bank Group as well as Secretary General of the International Centre for Settlement of Investment Disputes. He was also the founding General Counsel of the Inter-American Investment Corporation, the private sector affiliate of the Inter-American Development Bank. Mr. Dañino sits on various corporate and non-profit boards, both in Peru and the United States, including La Cima in Peru. On January 1, 2011, he was appointed Executive Director of Fosfatos del Pacifico S.A. Mr Dañino is a Peruvian lawyer who has practiced for over 30 years as a partner of leading law firms in Lima and Washington, DC. Mr Dañino is currently the Deputy Chairman of the Board of Hochschild Mining Plc.

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

Matthews Sello Moloko. BSc (Hons) and Certificate in Education, University of Leicester, Advanced Management Programme, Wharton. Mr. Moloko was appointed a director of Gold Fields on February 25, 2011. He is the executive Chair, founder and shareholder of Thesele Group and non-executive Chair of Alexander Forbes Group. He has worked at a number of financial services companies, including Brait and Old Mutual, where he was CEO of Old Mutual Asset Management until 2004. Other directorships include Sycom Property Fund and Aucap Limited. He is chairman of the Nelson Mandela Foundation Investment Committee.

Delfin Lapus Lazaro. BS Metallurgical Engineering, University of Philippines, MBA, Harvard Graduate School of Business. Mr Lazaro was appointed a director of Gold Fields on June 1, 2011. He also serves on the Board of Ayala Corporation, The Insular Life Assurance Company Ltd. and Manila Water Company, Inc., amongst other companies. He served as the President and CEO of Globe Telecom from 1996 to 1998. Prior to this, he was head of the Philippines Department of Energy and served as the Chairman of various entities from 1992 to 1994. He started his working career at Benguet Corporation in 1975 as a Treasurer and held various other positions in the organization until he was appointed Vice Chairman; he served in this role from 1989 to 1992.

Former Non-executive Directors

Chris I. von Christierson. BCom, Rhodes; MA, Cambridge, UK. Mr. von Christierson has been a Director of Gold Fields since May 10, 1999. As a result of a takeover by Lundin Mining, he stepped down as the Chairman of Rio Narcea Gold Mines Limited on July 18, 2007. He is currently a Director of Southern Prospecting (UK) Limited and director of Platmin Limited. Mr. von Christierson retired as a non-executive director on May 17, 2011.

Executive Officers

James W. D. Dowsley (54). BSc (Mining Engineering), Witwatersrand. Senior Vice President and Head of Corporate Development. Mr. Dowsley was General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Limited.

Michael D. Fleischer (51). BProc, University of Witwatersrand. Admitted as attorney of the High Court of South Africa in 1991, Advanced Taxation Certificate, University of South Africa. Executive Vice President, General Counsel. Mr. Fleischer was appointed to his current position of Executive Vice President, General Counsel on November 1, 2006. Prior to his appointment, Mr. Fleischer was a partner in the corporate services department at Webber Wentzel, one of the leading South African law firms. Mr. Fleischer has a wide range of experience in mergers and acquisitions, commercial transactions, mining law and stock exchange transactions. In 2005, he was ranked as one of South Africa’s leading commercial lawyers by Chambers Global.

Tommy D. McKeith (48). BSc. Hons (Geology), GDE (Mining) and MBA, University of the Witwatersrand (South Africa). Executive Vice President, Head of Growth and International Projects. Mr. McKeith was appointed Executive Vice President, Head of Growth and International Projects on July 1, 2011. Prior to this, he served as Executive Vice President, Head of Exploration and Business Development since October 1, 2007. Prior to rejoining Gold Fields in October 2007, he served as Chief Executive Officer for Troy Resources NL. From August 2004 until January 2006, he was Vice President of Business Development at Gold Fields. Before joining Troy, he worked for over 17 years with Gold Fields and its predecessors in various mine geology, exploration and business development positions. Mr. McKeith has 20 years of experience in business development, mining and exploration geology in the international mining sector. He is a Fellow of the AusIMM and SEG.

Peter L. Turner (54). National Higher Diploma (NHD) Vaal Triangle Technikon SA, Mechanical Engineering; South African Mine Manager Certificate of Competency—Metalliferous; South African Mechanical Engineers Certificate of Competency. Executive Vice President, Head of South Africa region. Mr Turner was appointed as Executive Vice President, Head of South Africa region on August 8, 2011 and previously served as Executive Vice President, Head of West Africa since August 1, 2009. He moved to Ghana in 2008 when he was appointed Vice President of Operations and before that he was the head of the Kloof mine in South Africa from 2005 and later the Driefontein mine. Prior to joining Gold Fields in 2005, he was Managing Director of Geita Gold Mining Limited in Tanzania from 2002 to 2005 and, before that, General Manager of East and West Africa region for AngloGold Ashanti where he spent the majority of his career. He progressed through the ranks, starting as an engineering trainee at Vaal Reefs in 1975, later spending time in various managerial positions at numerous gold mining operations. Mr Turner has more than 34 years of experience in the mining industry.

Juan L. Kruger (41). Bachelor degree in Business and Finance, Universidad del Pacifico; MBA, Harvard Business School. Executive Vice President, Head of Operations for South America. Mr. Kruger was appointed as Executive Vice President, Head of Operations for South America on August 1, 2009. He has over 15 years of broad experience in corporate finance, strategic planning and general management in the mining, consumer goods, airline, telecommunications and financial services industries in South America. Mr. Kruger joined Gold Fields in October 2007 as Senior Vice President and country manager for the Peruvian Operations, and led the start-up team at Cerro Corona. As of April 2008, he assumed responsibilities for the South American region. From 2001 to 2004, Mr. Kruger was the Chief Financial and Strategy Officer for Telefonica and, from 2004 to 2006, he was employed by Glencore A.G. where he was in charge of managing Empresa Minera Los Quenales and Perubar S.A. Prior to joining the company, Mr. Kruger has also held senior management positions for LAN Airlines, McKinsey & Co. and Procter & Gamble in South America.

Richard M. Weston (59). FAIMM, CPEng, IEA. MSc Mining Geomechanics, UNSW; GDM, UCQ; BE (Civil), Sydney University. Executive Vice President, Head of Australasia. Mr Weston was appointed to the position of Executive Vice President, Head of Australasia on May 1, 2010. He was formerly Senior Vice-President, Operations for Coeur d’Alene Mines Corporation, a gold and silver mining company based in Idaho in the United States. Before joining Coeur, he lead the site team responsible for the development of Barrick Australia’s Cowal gold project and prior to that he headed operations at Rio Tinto Australia’s ERA Ranger and Jabiluka uranium mines in the Northern Territory.

Naseem Chohan (51). BE (Electronic), University of Limerick. Senior Vice President, Sustainable Development. Mr. Chohan was appointed to the position of Senior Vice President, Sustainable Development on

September 13, 2010. Mr. Chohan was previously self-employed as a consultant to various companies and, prior to that, spent 25 years at De Beers. When he left DeBeers in 2009, he was acting as Group Consultant, Sustainability and ECOHS (Environment, Community, Occupational Health and Hygiene and Safety).

Zakira Amra (30). BCom. University of Natal. Senior Vice President: Head of Corporate Affairs and Investor Relations. Ms. Amra was appointed Senior Vice President: Head of Corporate Affairs and Investor Relations on April 18, 2011. She joined Gold Fields from Barclays Capital where she was a senior member of the Mining & Metals team since 2008. Prior to Barclays Capital she was employed at RMB Asset Management since 2007 and Barnard Jacobs Mellet Securities since 2005.

Kgabo Moabelo (41). B.Admin (Honours) in Industrial Psychology, MSc in Engineering Business Management, University of Warwick. Executive Vice President, People and Organizational Effectiveness. Mr Kgabo Moabelo was appointed Executive Vice President, People and Organizational Effectiveness from August 1, 2011. Prior to his appointment, he was the HR Director for Africa and Levant at Cisco Systems, the IT Group from 2008 to 2010. Prior to Cisco Systems he was the Human Resources Director for Standard Bank overseeing the Global Personal and Business Banking, Credit and Support Services from 2005 to 2008. Mr Moabelo has extensive HR experience within the mining and energy industries, having also worked for Anglo Platinum between 1999 and 2005 and Eskom, respectively.

Tim Rowland (51). BSc Hons Geology; MSc Mineral Exploration; GDE Mining Engineering; Pr.Sci.Nat.; FSAIMM; FGSSA; GASA. Executive Vice-President: Group Technical Services. Mr Rowland has 25 years mining industry experience and prior to his appointment as Executive Vice President, Group Technical Services he had been acting Executive Vice-President and Head of the South Africa region, since October 16, 2010. Tim received his BSc (Hons) Geology at the University of Nottingham, UK, in 1982. In 1984 he received his MSc in Mining Geology and Mineral Exploration—Postgraduate at the University of Leicester, UK. During the period of 1986—2002 he worked at various Anglo American and AngloGold Ashanti Gold Operations and at the AAC Head Office as Technical Assistant, working mainly in the areas of Mine and Exploration Geology, Business Development, Mineral Resource Management and global merger and acquisition due diligences, before joining Gold Fields Limited, Kloof Division as Manager: Mineral Resources and Mine Planning, in July 2002. He was then appointed to Head Office as Group Senior Consultant: Mineral Resources and Mine Planning in 2004 where he was responsible for Mineral Resource Management in Gold Fields and specifically held the position of Group Competent Person for the Mineral Resource and Reserve Reporting process compliance and governance. In October 2008, Tim was appointed as Vice President and Head of the Gold Fields Technical Division for the South African region.

Peet van Schalkwyk (47). BSc (GeoChem), University of Potchefstroom. Diploma in Industrial Relations. Executive Vice President, West Africa. Mr. van Schalkwyk was appointed Executive Vice President, West Africa on September 19, 2011. Prior to his appointment, Mr. van Schalkwyk was the General Manager of Alamos Gold Incorporated since March 2010. Prior to that, he was General Manager at both Tarkwa and Damang (from April 2007 to March 2010). Before joining Gold Fields, Mr. van Schalkwyk held various positions with AngloGold Ashanti Ltd, Harmony Gold Mining Co. Ltd. and Anglo American Corporation.

Former Executive Officers

Jan W. Jacobsz (51). BA, University of Johannesburg (previously Rand Afrikaans University). Senior Vice President, Head of Investor Relations and Corporate Affairs. Mr. Jacobsz was appointed Senior Vice President, Head of Investor Relations and Corporate Affairs on April 15, 2002. Mr. Jacobsz also held the portfolio of Sustainable Development from 2002 to 2005. Prior to that, Mr. Jacobsz was Senior Manager of Investor Relations and Corporate Affairs, Program Manager of the Group Transformation Program at Gold Fields of South Africa Limited, and Administrator of the Gold Fields Foundation. Following the appointment of Ms. Zakira Amra as Senior Vice President: Head of Corporate Affairs and Investor Relations on May 3, 2011, Mr. Jacobsz stepped down from the executive committee to assume the role of Senior Vice President, Investor Relations (North America).

Ben Zikmundovsky (62). Bachelor of Science, Mechanical Engineering, University of Technology, Prague, Czech Republic; Diploma in Business Management. Executive Vice President, Head of International Capital Projects and International Technical Services. Mr. Zikmundovsky was appointed as Executive Vice President, Head of International Capital Projects and International Technical Services on August 1, 2009. He held the position of Business Manager with Bechtel Australia from 1999 to 2002 and was the Managing Director—Africa of GRD Minproc Limited from 2002 until he joined the company. Mr Zikmundovsky has over 30 years’ experience in the development of companies, operations and projects in the mining, mineral processing, construction and equipment industries on the African continent, in South America, the former Soviet Union countries, the Middle East and in Europe. He started his career in 1973 as a project design engineer for Roberts Union Corporation (RUC) in South Africa. Mr. Zikmundovsky resigned July 31, 2011.

Company Secretary

Cain Farrel (62). FCIS, MBA, Southern Cross University, Australia. Mr. Farrel was appointed Company Secretary on May 1, 2003. Mr. Farrel is past President and a former Director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr. Farrel served as Senior Divisional Secretary of Anglo American Corporation of South Africa.

Board of Directors’ Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Remuneration Committee, a Nominating and Governance Committee a Safety, a Health and Sustainable Development Committee, a Capital Projects Control and Review Committee and a Social & Ethics Committee. All the committees are comprised exclusively of Non-executive Directors. All committees are chaired by an independent Non-executive Director. The remuneration of Non-executive Directors for their service on the various committees has been approved by the shareholders.

The Audit Committee monitors and reviews Gold Fields’ accounting controls and procedures, including the effectiveness of the Group’s information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; quarterly reports, the Form 20-F, annual report and the annual financial statements; the accounting policies of the Group and any proposed revisions thereto; external audit findings, reports and fees, and the approval thereof; and compliance with applicable legislation and requirements of regulatory authorities and Gold Fields’ Code of Ethics. Membership of the Audit Committee is as follows:

Gayle M. Wilson (chair)

Rupert L. Pennant-Rea

Donald M. J. Ncube

Richard P. Menell

Matthews S. Moloko

The Remuneration Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of Executive Directors and other executive officers. Membership of the Remuneration Committee is as follows:

Rupert L. Pennant-Rea (chair)

Gayle M. Wilson

Donald M. J. Ncube

Dr. Mamphela A. Ramphele

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

David N. Murray (chair)

Kofi Ansah

Cheryl A. Carolus

Roberto Dañino

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

Mamphela A. Ramphele (chair)

Rupert L. Pennant-Rea

Kofi Ansah

Roberto Dañino

The Capital Projects Control and Review Committee was established on May 1, 2009 as a sub-committee to satisfy the Board that Gold Fields has used appropriate and efficient methodologies and has adequate controls in place in respect of new capital projects proposed by management in excess of R1.5 billion or U.S.$200 million. These projects are reviewed from inception to completion and the committee makes recommendations to management as it considers appropriate. Membership of the Capital Projects Control and Review Committee is as follows:

Richard P. Menell (chair)

Gayle M. Wilson

Alan R. Hill

David N. Murray

Delfin L. Lazaro

The Social & Ethics Committee was established on November 29, 2011 and is responsible for ensuring, among other things, that Gold Fields discharges its statutory duties in respect of section 72 of Companies Act 71 of 2008 (as amended) and its regulations. The members of the committee include the chairs of the Audit Committee, Remuneration Committee, the Safety, Health and Sustainable Development Committee and the Nominating and Governance Committee.

Roberto Dañino (chair)

David N. Murray

Rupert L. Pennant-Rea

Mamphela A. Ramphele

Gayle M. Wilson

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic and operating issues facing Gold Fields. The composition of the Executive Committee is as follows:

Nicholas J. Holland	Chairman
Paul A. Schmidt	Chief Financial Officer
Kgabo F. L. Moabelo	Executive Vice President—People and Organizational Effectiveness
James W. D. Dowsley	Senior Vice President—Corporate Development
Tommy D. McKeith	Executive Vice President—Growth and International Projects
Peter L. Turner	Executive Vice President—South African Operations
Peet van Schalkwyk	Executive Vice President—West African Operations
Juan L. Kruger	Executive Vice President—South American Operations
Zakira Amra	Senior Vice President—Investor Relations and Corporate Affairs
Richard M. Weston	Executive Vice President—Australasia Operations
Michael D. Fleischer	Executive Vice President—General Counsel
Naseem Chohan	Senior Vice President—Sustainable Development
Tim Rowland	Executive Vice President—Group Technical Services

Cain Farrel	Company Secretary (In attendance)

Regional Executive Management Committees

Each of Gold Fields’ four operating regions (South Africa, Australasia, West Africa and South America) has a Regional Executive Management Committee. Gold Fields also has a Growth and International Projects Committee and a Group Technical Services Committee.

South African Regional Executive Management Committee composition:

Peter L. Turner	Executive Vice President and Head of South African Operations
Paddy Govender	Vice President—Commercial Services
Koos Barnard	Senior Vice President—Kloof/Driefontein Complex
Reg Naidoo	Head of Finance—South African Operations
Ben Haumann	Vice President and Head of Operations—Beatrix
Ken Matthysen	Vice President and Head of Operations—South Deep
Stuart Allan	Vice President—South Deep Project
Morapedi Mutloane	Head of Human Resources—South African Operations
Johan Britz	Head of Strategy Management
Phillip Jacobs	Head of Sustainable Development
Karel Opperman	Head of Engineering, Environmental Engineering and Capital
Gerhard van Vuuren	Senior Manager—Mineral Resources
David Taunyane	Head of Processing

Australasian Regional Executive Management Committee composition:

Richard M. Weston	Executive Vice President and Head of Australasia Operations
Tim Gilbert	Vice-President of Operations for Australia
Ted Lambourne	General Manager—St. Ives
Wimpie Du Toit	Head of Human Resources—Australasia
Alex Munt	Head of Finance—Australasia
Philip Woodhouse	Head of Sustainable Development—Australasia
Ross Calnan	Head of Operations Support and Technology—Australasia
Ben Ludik	Head of Contracts and Supply Chain—Australasia

West African Regional Executive Management Committee composition:

Peet van Schalkwyk	Executive Vice President and Head of West African Operations
Alfred Baku	Vice President and Head of Ghana Operations
Marnu Lombaard	Vice President Technical Services
Machiel van der Merwe	General Manager—Tarkwa
Christofell Vilijoen	General Manager—Damang
Gary Hamman	Head of Finance—West Africa
Dawie Strydom	Head of Human Resources—West Africa
Errol Drake	Head of Projects—West Africa
Dr. Gwendolyn Wellman	Head of Sustainable Development—West Africa
Johan Joubert	Regional Protection Services Manager

South American Regional Executive Management Committee composition:

Juan Luis Kruger	Executive Vice President and Head of South American Operations
Manuel Diaz	General Manager—Cerro Corona
Alberto Cardenas	Strategic Planning Manager—Peru
Rodolfo Michels	Corporate CFO
Miguel Inchaustegui	Vice President—Sustainable Development
Ralph Alosilla-Velasco	Corporate Manager—Logistics and Commercial

Growth and International Projects Committee composition:

Tommy D McKeith	Executive Vice President Growth and International Projects
Nate H Brewer	Senior Vice President Greenfields Exploration
Mike P Nelson	Vice President International Projects
Ed J Baltis	Vice President Project Generation
Matt E Dusci	Vice President Concept and Studies
Justin Osborne	Vice President Development Strategy
Diego Ortega	Vice President Sustainable Development
Michael J Botha	Vice President Strategic Projects
Vinit Desai	Head of Finance: Growth and International Projects
Conrad Mtshali	Head of Human Resources: Growth and International Projects
Ashley McDonald	Head of Legal and Commercial: Growth and International Projects

Group Technical Services Committee composition:

Tim Rowland	Executive Vice President Group Technical Services
Kevin Robertson	Head: Mineral Resource Management and Mine Planning
Jacques van Rensburg	Head: Engineering and Heavy Mining Equipment (HME)
Robert van Niekerk	Head: Mining and Geotechnical
Philip Engelbrecht	Head: Metallurgy and Processing
Paul Lucey	Head: Technology and Innovation
Jan Du Plessis	Head: Energy and Carbon Management
Andries Leuschner	Senior Consultant: Mining Innovations
Jan van Niekerk	Senior Consultant: BIOX® and ASTER

Compensation of Directors and Senior Management

During the fiscal year ended December 31, 2011, the aggregate compensation paid or payable to directors and senior management of Gold Fields as a group was approximately Rand 135.7 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and senior management of Gold Fields, of which Rand 5.4 million was due to pension scheme contributions and life insurance, Rand 64.3 million was due to bonus and performance-related payments, Rand 3.6 million was expenses and Rand 50.1 million was due to salary payments.

The following table presents information regarding the compensation paid by Gold Fields for the year ended December 31, 2011 to its directors and executive officers:

	Directors fees	Committee fee	Salary	Total Performance Pay(1)	Pension Scheme Contributions	Expenses	Total(2)
	(in Rand)
Executive Directors
Nicholas J. Holland	—	—	7,504,399.16	22,718,843.25	1,294,400.00	1,180,966.67	32,698,609.08
Paul A. Schmidt	—	—	4,032,960.76	3,596,305.00	478,500.00	685,526.33	8,793,292.09
Executive officers
Zakira Amra	—	—	1,434,232.18	544,400.00	188,160.00	24,712.00	2,191,504.18
Naseem Chohan	—	—	2,048,109.90	816,600.00	329,280.00	84,924.00	3,278,913.90
James W. D. Dowsley	—	—	2,885,828.50	3,473,432.05	718,200.00	131,028.00	7,208,488.55
Michael D. Fleischer(3)	—	—	4,230,765.27	5,931,071.00	696,064.20	314,387.00	11,172,287.47
Juan L. Kruger(3)	—	—	3,887,360.67	9,233,560.99	—	811,905.09	13,932,826.75
Tommy D. McKeith(3)	—	—	5,945,642.50	5,854,476.90	196,225.51	—	11,996,344.91
Kgabo Moabelo	—	—	2,835,213.35	1,118,600.00	386,620.00	71,292.00	4,411,725.35
Tim Rowland	—	—	2,848,645.96	3,170,144.65	304,000,00	65,220.00	6,388,010.61
Peet van Schalkwyk	—	—	1,920,207.13	1,689,292.59	—	—	3,609,499.72
Peter L. Turner	—	—	5,871,443.04	3,978,305.00	298,387.10	48,605.00	10,196,740.14
Richard M. Weston	—	—	4,709,419.84	2,213,832.57	544,291.20	23,547.10	7,491,090.71
Non-executive Directors
Mamphela Ramphele	2,100,000.00	—	—	—	—	2,406.53	2,102,406.53
Kofi Ansah	708,000.00	199,999.92	—	—	—	—	907,999.92
David N. Murray	708,000.00	258,000.00	—	—	—	—	966,000.00
Donald M. J. Ncube	708,000.00	230,083.27	—	—	—	59,278.33	997,361.60
Rupert L. Pennant-Rea	708,000.00	355,583.28	—	—	—	—	1,063,583.28
Chris I. von Christierson(4)	268,354.84	135,693.52	—	—	—	—	404,048.36
Cheryl A. Carolus	708,000.00	99,999.96	—	—	—	—	807,999.96
Roberto Dañino	708,000.00	158,333.27	—	—	—	—	866,333.27
Richard P. Menell	708,000.00	388,083.27	—	—	—	—	1,096,083.27
Gayle M. Wilson	708,000.00	434,749.88	—	—	—	—	1,142,749.88
Delfin L. Lazaro(5)	413,000.00	41,004.55	—	—	—	—	454,004.55
Alan R. Hill	708,000.00	99,999.96	—	—	—	—	807,999.96
Matthews S. Moloko(6)	599,698.65	77,583.31	—	—	—	58,078.33	735,360.29

Total	9,753,053.49	2,479,114.19	50,154,228.26	64,338,864.00	5,434,128.01	3,561,876.38	135,721,264.33

Notes:

(1)	Bonuses are for fiscal 2011 performance, to be paid in fiscal 2012. These amounts include all share transactions during fiscal 2011 under the GF Management Incentive Scheme and Gold Fields Limited 2005 Share Plan.
(2)	These amounts reflect the full Directors’ emoluments in Rand, for comparative purposes. The portion of Executive Directors’ emoluments payable in U.S. dollars are paid in terms of agreements with offshore subsidiaries for work done by such Directors offshore for offshore companies. The total U.S. dollar amounts paid for fiscal 2011 were as follows: Nicholas J. Holland $320,324, Paul A. Schmidt $86,000 and Michael D. Fleischer US$73,661.
(3)	One of the three most highly paid employees who are not Directors.
(4)	Retired May 17, 2011.

(5)	Appointed June 1, 2011.
(6)	Appointed February 25, 2011.

Share options and restricted shares outstanding and held by directors, former directors, executive officers and former executive officers as of December 31, 2011 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Options/ SARS exercise price	Expiration/ settlement date(1)
	(in Rand)
Executive Directors
Nicholas J Holland	—	49,000	—	109.66	March 2, 2015
	—	—	71,040	—	March 2, 2012
	—	59,000	—	89.76	March 1, 2016
		—	80,800	—	March 1, 2013
	—	38,250	—	119.15	March 1, 2017
	—	—	52,500	—	March 1, 2014
Paul A Schmidt	—	4,500	—	125.28	March 24, 2012
	—	4,950	—	124.19	March 1, 2013
	—	6,300	—	107.59	March 3, 2014
	—	9,450	—	103.99	June 2, 2014
	—	—	18,750	—	March 2, 2012
	—	14,390	—	109.66	March 2, 2015
	—	—	7,790	—	June 1, 2012
	—	8,220	—	103.78	June 1, 2015
	—	22,350	—	89.76	March 1, 2016
	—	—	26,250	—	March 1, 2013
	—	25,800	—	119.15	March 1, 2017
	—	—	32,600	—	March 1, 2014

Non-executive Directors
Chris I von Christierson	—	—	4,100	—	November 4, 2012
Rupert L Pennant-Rea	—	—	4,100	—	November 4, 2012
Kofi Ansah	—	—	4,100	—	November 4, 2012
Donald M J Ncube	—	—	4,100	—	November 4, 2012
David Murray	—	—	4,100	—	November 4, 2012
Cheryl Carolus	—	—	4,100	—	November 4, 2012
Gayle Wilson	—	—	4,100	—	November 4, 2012
Roberto Danino	—	—	4,100	—	November 4, 2012
Richard P Menell	—	—	4,100	—	November 4, 2012

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Options/ SARS exercise price	Expiration/ settlement date(1)
	(in Rand)
Executive Officers
James W D Dowsley	2,300	—	—	93.49	February 26, 2012
	2,300	—	—	93.49	April 1, 2012
	5,000	—	—	83.18	March 12, 2012
	2,500	—	—	83.18	October 10, 2012
	2,500	—	—	76.75	July 5, 2012
	2,500	—	—	76.75	October 31, 2012
	2,500	—	—	76.75	February 25, 2013
	2,500	—	—	67.93	October 15, 2012
	5,000	—	—	67.93	March 3, 2013
	5,000	—	—	63.65	January 11, 2013
	—	—	—	63.65	June 2, 2013
	—	5,925	—	125.28	March 24, 2012
	—	5,500	—	124.19	March 1, 2013
	—	12,750	—	107.59	Mar 3, 2014
	—	12,750	—	103.99	June 2, 2014
	—	9,950	—	109.66	March 2, 2015
	—	—	10,200	—	March 2, 2012
	—	18,000	—	89.76	March 1, 2016
	—	—	18,525	—	March 1, 2013
	—	12,975	—	119.15	March 1, 2017
	—	—	13,274	—	March 1, 2014
Michael D Fleischer	—	11,067	—	124.19	March 1, 2013
	—	15,900	—	107.59	March 3, 2014
	—	15,900	—	103.99	June 2, 2014
	—	20,400	—	109.66	March 2, 2015
	—	—	23,330	—	March 2, 2012
	—	22,350	—	89.76	March 1, 2016
	—	—	25,575	—	March 1, 2013
	—	18,225	—	119.15	March 1, 2017
	—	—	20,850	—	March 1, 2014
Tommy D McKeith	—	50,000	—	121.82	October 1, 2013
	—	10,600	—	107.59	March 3, 2014
	—	10,600	—	103.99	June 2, 2014
	—	20,400	—	109.66	March 2, 2015
	—	—	23,330	—	March 2, 2012
	—	22,350	—	89.76	March 1, 2016
	—	—	25,575	—	March 1, 2013
	—	18,225	—	119.15	March 1, 2017
	—	—	20,850	—	March 1, 2014

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Options/ SARS exercise price	Expiration/ settlement date(1)
	(in Rand)
Peter L Turner	15,000	—	—	89.8	June 22, 2013
	—	5,625	—	125.28	March 24, 2012
	—	4,800	—	124.19	March 1, 2013
	—	8,550	—	107.59	March 3, 2014
	—	8,550	—	103.99	June 2, 2014
	—	6,650	—	109.66	March 2, 2015
	—	—	6,850	—	March 2, 2012
	—	5,500	—	99.87	September 1, 2015
	—	—	6,800	—	September 1, 2012
	—	22,350	—	89.76	March 1, 2016
	—	—	25,575	—	March 1, 2013
	—	12,150	—	119.15	March 1, 2017
	—	—	13,900	—	March 1, 2014
Juan Luis Kruger	—	10,000	—	124.09	October 15, 2013
	—	8,500	—	107.59	March 3, 2014
	—	8,500	—	103.99	June 2, 2014
	—	9,950	—	109.66	March 2, 2015
	—	—	10,200	—	March 2, 2012
	—	3,600	—	99.87	September 1, 2015
	—	—	4,800	—	September 1, 2012
	—	22,350	—	89.76	March 1, 2016
	—	—	25,575	—	March 1, 2013
	—	18,225	—	119.15	March 1, 2017
	—	—	20,850	—	March 1, 2014
Richard Weston	—	10,840	—	101.48	June 1, 2016
	—	—	12,460	—	June 1, 2013
	—	18,225	—	119.15	March 1, 2017
	—	—	20,850	—	March 1, 2014
Naseem A. Chohan	—	4,130	—	118.35	December 1, 2016
	—	—	4,200	—	December 1, 2013
	—	12,975	—	119.15	March 1, 2017
	—	—	13,275	—	March 1, 2014
Kgabo F.L. Moabelo	—	3,440	—	118.35	December 1, 2016
	—	—	3,500	—	December 1, 2013
	—	12,975	—	119.15	March 1, 2017
	—	—	13,275	—	March 1, 2014
	—	4,156	—	114.64	September 1, 2017
	—	—	5,643	—	September 1, 2014

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Options/ SARS exercise price	Expiration/ settlement date(1)
	(in Rand)
Timothy W. Rowland	—	3,000	—	125.28	March 24, 2012
	—	4,950	—	124.19	March 1, 2013
	—	6,300	—	107.59	March 3, 2014
	—	9,450	—	103.99	June 2, 2014
	—	11,400	—	109.66	March 2, 2015
	—	14,400	—	89.76	March 1, 2016
	—	—	13,390	—	March 1, 2012
	—	—	14,775	—	March 1, 2013
	—	11,925	—	119.15	March 1, 2017
	—	—	12,225	—	March 1, 2014
	—	5,450	—	114,64	September 1, 2017
	—	—	7,150	—	September 1, 2014
Peet van Schalkwyk	—	4,400	—	136.29	December 1, 2017
	—	—	20,000	—	December 1, 2014
Zakira Amra	—	7,833	—	109.66	June 1, 2014
	—	—	8,000	—	June 1, 2014

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of December 31, 2011:

Holder	Ordinary shares	Percentage
Mamphela Ramphele	1,450	0.000%
Paul Schmidt	1,000	0.000%
Rupert L. Pennant-Rea(1)	13,759	0.002%
Donald M. J. Ncube	5,496	0.001%
Total Directors (1 person)	1,000	0.000%
Total Non-Director Executive Officers (3 persons)	20,705	0.003%

Total Directors and Executive Officers (4 persons)	21,705	0.003%

Notes:

(1)	R.L Pennant-Rea acquired 8,443 additional ordinary shares during 2011.

The Gold Fields Limited 2012 Share Plan

Gold Fields plans to introduce a new share plan to replace the Gold Fields Limited 2005 share plan which will be presented to the shareholders at the next annual general meeting to be held on May 14, 2012. The new share plan will consist of two equity instruments: (i) restricted shares (bonus shares) and (ii) performance shares (rules as per current plan).

The Gold Fields Limited 2005 Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, are compensated.

The 2005 Plan provides for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS are settled three years after being awarded and the SARS vest three years after being allocated, with a further three years before expiration. The size of the annual award or allocation is dependent on the performance of the participant at the time of the award or allocation, which is usually in March. As of December 31, 2011, Gold Fields had 5,040,134 SARS and 7,236,468 PVRS outstanding under The 2005 Plan.

All PVRS allocations made from March 1, 2006 to September 1, 2011 were conditionally awarded to participants. Based on the rules of The 2005 Plan, the actual number of PVRS which would be settled to a participant three years after the original award date is determined by the company’s performance measured against the individual performance of five other major gold mining companies (referred to as the peer group and made up of AngloGold Ashanti; Barrick, Goldcorp, Harmony and Newmont) based on the relative change in the Gold Fields share price compared to the respective U.S. dollar share prices of the individual companies within the peer group. For PVRS awards to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied. Effective June 1, 2008, the rules were modified so that two performance measures apply, as permitted under the existing rules approved by the shareholders at the annual general meeting. The target performance criterion has been set at 85% of the company’s expected gold production over the three-year measurement period as set out in the Business Plans of the company approved by the Board. In the event that the target performance criterion is met, the full initial target award shall be settled on the settlement date. In addition, the Remuneration Committee has determined that the number of PVRS to be settled may be increased by up to 300% of the number of the initial target number of PVRS conditionally awarded, depending on the performance of the company relative to the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the respective U.S. dollar share prices of the individual companies within the peer group.

The GF Management Incentive Scheme

Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. The exercise prices of all outstanding options range between Rand 60.40 and Rand 140.66 per ordinary share and they expire between April 1, 2012 and August 18, 2013. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

The first allocations under The 2005 Plan were made in March 2006 and no further allocations have been made under The GF Management Incentive Scheme from that date as the scheme has been discontinued.

The aggregate number of the Company’s issued ordinary share capital on December 31, 2011, reserved for issuance under all the prevailing share schemes described above shall not exceed 36,231,651 shares (which represents approximately 5% of the number of current issued shares). This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

The Gold Fields Limited 2005 Non-Executive Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Non-Executive Share Plan, or The 2005 Non-Executive Plan. Participants in The 2005 Non-Executive Plan were non-executive directors of Gold Fields who are not members of the Non-Executive Directors Remuneration Committee, which comprises independent external professional advisers under The GF Non-Executive Director Share Plan. The Plan provided for the release of restricted shares awarded to the non-executive directors three years after the date of the award, provided that the non-executive director was not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares.

Shareholders approved that the 2005 Non-Executive Plan, which governed the award of restricted shares to non-executive directors, be discontinued in the 2010 financial year. This was to achieve full compliance with the rules of the JSE Listings Requirements, which state that from April 1, 2010, any director who participates in a share incentive/option scheme will not be regarded as independent. The JSE has ruled that section 3.84(f)(iii) of the Listings Requirements, as amended, will not be applied retrospectively. Effectively, the restricted shares awarded to the non-executive directors before the amended JSE Listings Requirements became effective on April 1, 2010 will thus remain valid and the non-executive directors are considered independent until the restricted shares already awarded vest. This plan will close in November 2012 when all outstanding shares previously issued will settle to directors.

Employee Share Option Scheme

An Employee Share Option Scheme, or ESOP, in respect of an effective 10.75% stake in GFIMSA was registered on December 1, 2010. The ESOP is housed and administered through the Thusano Share Trust. The effective holding in GFIMSA was equivalent to about 13.5 million unencumbered Gold Fields shares with full voting rights, which were issued to and held by the trust at par value of R0.50 which represented a 99.5%. discount to the 30 days volume-weighted average price at July 30, 2010. This represents approximately 1.87% of the current Gold Fields shares in issue. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”.

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

The annual gross remuneration package, or GRP, payable to each of Mr. Holland and Mr. Schmidt for fiscal 2011 was determined by the Remuneration Committee and is as follows:

• Nicholas J. Holland	R6,472,000 plus U.S.$320,324

• Paul A. Schmidt	R3,828,000 plus U.S.$ 86,000

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

In fiscal 2011, the amount and manner of any bonus payment for the CEO and CFO was determined by the Remuneration Committee of the Board. See “—Board of Directors Committees”. The annual bonus was set at a target of 50% of the value of the GRP, assuming fulfillment of all targets, with scope to award a lesser bonus if targets were not met, or a greater bonus, up to a further 50% of the GRP, if targets were exceeded.

As of January 1, 2012, the amount and manner of any bonus payment for the CEO and CFO is determined by the Remuneration Committee of the Board. See “—Board of Directors Committees”. The annual bonus is set at a target of 65% of the value of the GRP for the CEO and 60% of the value of the GRP for the CFO, assuming fulfillment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 65% of the GRP for the CEO and 60% of the value of the GRP for the CFO, if targets are exceeded.

The employment contracts also provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, and within 12 months of the change of control, the director is entitled to: (i) payment of an amount equal to twice his GRP, or two and a half times in the case of the Chief Executive Officer; (ii) payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years; (iii) any other payments and/or benefits due under the contracts; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the GF Management Incentive Scheme then in force, to retain and to exercise all share options allocated to him, including those which may not have vested at the date of such termination; and (vi) an entitlement to be settled with the SARS and Restricted Shares allocated and awarded to him, and in the case of the SARS will have a further period of one year in which to exercise such SARS. The employment contracts further provide that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

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

Non-executive Director Fees

Gold Fields has no service contracts with its non-executive directors. The fees for non-executive directors are determined by a special non-executive directors’ Remuneration Committee comprised of independent external remuneration advisers. The fees for members of the Audit Committee were approved at the annual general meeting in May 2011. Fees for the non-executive directors will be reviewed by independent external professional advisers in fiscal 2012 and the proposed fees will take effect on June 1, 2012 with the next expected review in June 2013 and annually thereafter.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of(3)
	June 30, 2009		June 30, 2010		December 31, 2010		December 31, 2011
South Africa
KDC	36,300	(1)	35,300	(1)	32,100	(1)	26,300	(1)
Beatrix	11,800	(1)	11,200	(1)	10,500	(1)	9,200	(1)
South Deep	4,700	(1)	6,500	(1)	6,800	(1)	3,500	(1)
Ghana
Tarkwa	2,200	(1)	2,100	(1)	2,200	(1)	2,600	(1)
Damang	40	(2)	430	(2)	420	(2)	1,000	(1)
Australia
St. Ives	720	(2)	760	(2)	790	(2)	470	(2)
Agnew	400	(2)	370	(2)	360	(2)	240	(2)
Peru
Cerro Corona	280	(2)	310	(2)	340	(2)	370	(2)
Corporate	4		90	(2)	100	(2)	130	(2)

Total	59,400	(1)	59,800	(1)	56,200	(1)	43,800	(1)

Notes:

(1)	Rounded to the nearest hundred.
(2)	Rounded to the nearest ten.
(3)	These employee numbers do not include contractors that are not on the payroll. As at December 31, 2011, Gold Fields employed approximately 13,500 outside contractors.

Labor Relations

South Africa

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, picket and participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory severance pay in the event of termination of employment for operational reasons;

•	reduce and limit the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

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

Approximately 97% of the labor force at Gold Fields’ South African operations is unionized, with the major portion of its South African workforce being members of the National Union of Mineworkers, or the NUM, the other two recognized unions being UASA and Solidarity. As a result of its highly unionized labor force in South Africa and the fact that labor costs constitute approximately 43% of production costs, Gold Fields has attempted to balance union demands with the need to contain and reduce total cash costs in order to ensure the long-term viability of its operations.

During fiscal 2011, Gold Fields’ South African operations suffered 75 safety stoppages, some of which were self-imposed mine closures as a result of safety-related incidents. Gold Fields has actively engaged with the DMR on the protocols applied to safety-related mine closures. Gold Fields conducted a tri-partite Health and Safety Summit in February 2012 along with government and labor organizations to promote health and safety in South Africa.

Gold Fields South African Operations has offered an Employee Share Option Plan to non-management employees as part of meeting the Mining Charter requirements. The plan, which places an effective 10.75% stake in GFIMSA in the hands of employees, was approved by shareholders and became effective on December 1, 2010. See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.

Wage Agreements

2011 – 2013 Agreement

Wage increases and changes to terms and conditions of employment are negotiated with the unions every two years, and on August 2, 2011, Gold Fields reached a two-year wage agreement, or the 2011 wage agreement, with the United Association of South Africa, or UASA, Solidarity Trade Union, or Solidarity, and the NUM. This agreement provided for wage increases marginally above inflation, where the majority of employees received increases between 8% and 10%, depending upon the category of employee. The increases were implemented with effect from July 1, 2011. The same percentage increases will apply in fiscal 2012. Annual increases for management were implemented in January 2011.

The 2011 wage agreement further provided for a few adjustments to other conditions of employment, such as medical incapacitation benefits, as well as an increase in the “living out allowance” from R1,400 to R1,520, effective from September 1, 2011 and a further increase to R1,640, effective from September 1, 2012. Currently, approximately 36% of Gold Fields’ South African labor force (excluding employees of outside contractors) receive living out allowances.

In total, labor costs in South Africa increased by approximately 3% in fiscal 2011. Gold Fields considers this increase to be low due to the reduced number of employees, particularly at the KDC mine.

Wage negotiations were accompanied by an industry wide peaceful strike which lasted four working days from July 28 to August 2, 2011.

Business Process Re-engineering Program

In fiscal 2011, as part of the Business Process Re-engineering program, Gold Fields restructured several of its business processes to optimize productivity and eliminate inefficiencies. One component of this project was a reduction in headcount at Gold Fields’ South African operations. In addition, Gold Fields carried out a reduction of non-specialized contractors. The BPR program initiatives were achieved through a zero-based design of labor standards and control structures, which apply to every level of supervision, including top management.

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

Of the Ghanaian employees at Tarkwa, Damang and the Accra office, the majority are members of the Ghana Mineworkers Union, or GMWU, whose employment is governed by a collective bargaining agreement originally concluded in 1996 and revised in 2000, 2003, 2004 and 2006. Wages are revised annually by negotiation with the GMWU.

Gold Fields negotiated a new employee gain-sharing model with the union for fiscal 2007, 2008 and 2009, pursuant to which 1.25% of profits after tax and royalties will be shared among local employees. This profit sharing agreement is still applicable, and in fiscal 2011 Gold Fields paid a lump sum of U.S.$1,921 to each employee.

In October 2010, Gold Fields concluded wage negotiations for 2010 and signed a three year wage deal with the GMWU to increase minimum wages by 10% per year for 2010, 2011 and 2012, as well as adjustments to other benefits such as housing, schooling and funeral allowances.

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

Prior to 2011, the employees at Cerro Corona were not unionized and had no collective bargaining agreement. However, Peruvian labor regulations provide that a collective negotiation process may be commenced by a union or by workers’ representatives elected by the majority thereof. Beyond these collective bargaining rights, there are various labor regulations which, among other things:

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

In June 2011, operational employees at Cerro Corona formed a labor union and negotiated a five year collective bargaining agreement with Gold Fields. This agreement provides for a 9.1% wage increase during the first year and 5.77% annual wage increases in subsequent years. In addition, eligible employees are entitled to a special bonus payment, education expenses and other benefits.

Though not required by law, Gold Fields provides to certain management staff a flat amount to cover housing and utility expenses in the city of Cajamarca in accordance with Gold Fields’ internal policy.

Also, Gold Fields provides to its workers, as a working condition, free transportation between the mine site and the city of Cajamarca.

In January 2010, the new Law of Labor Procedure, establishing the procedural rules for labor-related claims, was enacted to reduce the emphasis on documentary filings, as compared to hearings, and reduce the time involved in resolving labor claims. The law became effective on July 15, 2010. These laws have been implemented progressively in 2011 throughout Peru in accordance with an approved schedule.

In addition, in calendar 2010, the Peruvian Labor Authority set up new labor inspection programs aimed at identifying, sanctioning and correcting irregular labor practices. These programs are part of the administrative measures promoted by the Ministry of Labor to ensure compliance with labor laws. Gold Fields has put practices in place to ensure compliance with these laws.

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

In South Africa, Gold Fields attempts to attract and retain motivated high caliber employees through a mix of guaranteed and performance-based remuneration, as well as short-term and long-term incentives, and non-financial rewards relating to work experience. Gold Fields has also implemented company pay structuring for management employees and also for supervisory employees in South Africa, known as the Gross Remuneration Package.

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

Gold Fields provides 50% of the contributions (premiums) under a medical plan, or the Gold Fields Plan, for certain former employees in South Africa. As of December 31, 2011, approximately 128 former employees were still covered under this plan.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability, or the South Deep Plan. Former employees of South Deep belong to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution is fixed and is payable until the arrangement terminated on December 31, 2011.

In fiscal 2011, $0.1 million was debited to earnings under both the Gold Fields and South Deep Plans described above.

Bonus Schemes

Gold Fields offers appropriate bonus schemes for employees at all levels. The focus of Gold Fields’ bonus schemes is based on specific production and safety targets as the primary drivers, with quality factors, such as cost and development, being secondary drivers at management levels. Bonus scheme drivers and parameters are aligned with the Corporate Annual Incentive Scheme. The Group Annual Incentive Scheme was reviewed in fiscal 2011.

Employment Equity

Under the South African Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination; and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Act, Gold Fields has a formal employment equity plan, which has been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. Management believes that Gold Fields is currently making adequate progress toward the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields spent approximately R278 million on employee training and development at its South African operations in fiscal 2011 and U.S.$4.0 million at its Ghanaian, Australian, Peruvian and Growth and International Projects divisions.

During fiscal 2011, most Gold Fields employees in South Africa, West Africa, South America and Australasia participated in one or more of the numerous training and development programs offered. Approximately 37,800 employees and 6,900 contractor employees went through the induction and skills review training program. In addition, during the second half of fiscal 2011, Gold Fields introduced a new program for on-the-job training and coaching, providing further skills development at the workplace for approximately 8,600 employees. Approximately 20,200 employees participated in team-based health and safety training, and approximately 2,600 employees and 800 local community members attended adult literacy programs. In addition, approximately 500 employees were given portable skills training, in order to support personal growth and empower employees with technical skills that can be used outside the mining industry.

In fiscal 2011, approximately 500 employees attended technical trade qualification programs in the engineering domain and approximately 200 received mining qualification training. Approximately 3,100 employees received part qualifications in the form of registered skills programs, while in-house new skills training and short skills-enhancement programs were also offered to approximately 6,700 mining employees, 300 technical service employees and 3,800 metallurgical employees.

For fiscal 2012, the direct employee training and development in human resources at the South African operations is expected to be R438 million, which represents an increase over the budget from 2011 primarily due to the consolidation of various training programs under a central training budget. For fiscal 2012, Gold Fields estimates that the investment in human resources development at the Ghanaian, Australian and Peruvian operations and the Exploration division will be approximately $5 million in total.

Gold Fields continues to provide comprehensive training to its employees, in full compliance with the regulatory requirements at the sites at which it operates. The training provided in South Africa is aligned with South Africa’s National Qualifications Framework, and is carried out within the ambit of Gold Fields’ education, training and development, or ETD, establishment, which is fully accredited with the relevant Sectoral Education and Training Authority, or SETA, which for Gold Fields is the Mining Qualifications Authority, or MQA. Gold Fields’ ETD establishment has secured accreditation and program approvals from a number of SETAs outside of the mining industry, and is fully certificated in terms of the ISO 9001/2008 and ISO 14000 quality management standards. In order to secure optimal workplace safety and productive work performance, Gold Fields exposes its employees to ETD interventions which significantly exceed compliance to minimum standards, in the form of additional mining and safety skills training, team-based behavioral training, and non-mining related life and social skills training.

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

Gold Fields continues to review the performance of its human resource development, which seeks to identify further opportunities to improve the GFBLA strategic and business plan. This new focus has resulted in changes in the approach of human resource development, with a conscious departure from the traditional training-only approach, towards a holistic talent and change management approach. Gold Fields believes that this approach will facilitate the cultural and behavioral changes required for the organization to achieve its Safe Production performance objectives.

Gold Fields previously announced that it would be investing R26 million in an effort to address skills shortages in the South African mining industry. The three-year sponsorship deal comprises investments in the mining engineering faculties at the University of Witwatersrand and the University of Johannesburg. Since this announcement, Gold Fields has invested approximately R14 million with the University of Witwatersrand and over R4 million with the University of Johannesburg, which has assisted the universities in accelerating their long-term strategies for upgrading facilities and implementing improved learning technology and equipment. As a result, an alliance between Gold Fields and the universities has been formed to promote the study of mining engineering, a core skill required to sustain not only the company itself but the local mining industry as a collective. In addition to these university sponsorships, Gold Fields continues to provide approximately R5 million annually to support private students in obtaining practical mining exposure as well as the Mining Education Trust Fund, which provides subsidization towards university staff wages.

Gold Fields continues to subscribe to initiatives concerning national critical skills formation, operating through various private sector collaborative initiatives such as the Gold Producer’s Committee’s “Collaborative Skills Development” initiative and the Technical Skills Business Partnership, or TSBP, which involves Arcelor- Mittal, SASOL, Eskom, Transnet, Anglo Plats and Gold Fields. In addition, Gold Fields continues to work closely with local and national government forums towards the development of business initiatives aimed at addressing youth development.

All of Gold Fields’ employee training activities in South Africa take account of the human resources development requirements of the Mining Charter, and are fully described in the Social and Labor Plan submitted by Gold Fields to the Department of Minerals and Energy. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights”.

Gold Fields has initiated training and development programs internationally that are appropriate to the specific regions, commensurate with regional and site-specific objectives and constraints. A comprehensive leadership development program at Gold Fields’ operations has been developed to further the growth of high-potential individuals, including management, specialists, and other high performers. In fiscal 2012, Gold Fields expects to develop supervisory and management skills components and other initiatives to further this program. In fiscal 2011, health, safety and environmental training remained a focal point in order to comply with site-specific safety and environmental systems and support the Group’s core value that if it cannot mine safely, it will not mine.

Health and Safety

Health

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. HIV infection is the most significant non-occupational disease impacting the South African workforce. Exposure of HIV-positive individuals to silica dust can significantly increase the risk of contracting tuberculosis, compared with either situation alone. Gold Fields continues to introduce many initiatives to reduce exposure to silica dust at its underground operations. In addition, NIHL is the subject of numerous interventions, including hearing conservation programs, engineering controls to reduce exposure as close to the source as possible, training of exposed workers and the provision of hearing protection devices to exposed workers. Gold Fields continues to expand initiatives to address HIV infection and AIDS among its workforce.

In Ghana, Australia and Peru, the primary health risks include dust and NIHL. Malaria is also a significant health risk in Ghana. To combat these risks, Gold Fields provides workers with appropriate protective equipment, regular training and screening tests.

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

Currently, management estimates that the prevalence of HIV is approximately 18% for Gold Fields’ employees in the South Africa region. Gold Fields believes that its South African workforce has a similar level of HIV prevalence to that present in the same demographic groups in South Africa generally. Accordingly, Gold Fields has developed and implemented a significant HIV/AIDS program with the goals of reducing the rate of HIV infection among its workforce and minimizing the potential financial impact of AIDS on its operations. This program involves a multi-faceted approach known as the HAST program (HIV, AIDS, sexually transmitted infections and tuberculosis), which consists of a variety of initiatives aimed at preventing these diseases and includes collaboration with international organizations such as the Global Health Initiative, World Economic Forum, World Health Organization and USAID. In addition to these programs, care and support for workers with HIV/AIDS includes wellness management, ill health retirement for workers with AIDS and home-based care for such workers following retirement. See “Risk Factors—HIV/AIDS poses risks to Gold Fields in terms of lost productivity and increased costs.”

HIV/AIDS prevalence is not significant in Gold Fields’ Ghanaian, Australian or Peruvian workforces. Gold Fields has also introduced its HIV/AIDS program in Ghana.

Safety

Operating mines, particularly underground mines, involves significant safety hazards. Gold Fields takes steps to address particular safety issues which are present at its operations. Specific safety issues are explained in further detail in connection with the description of each of Gold Fields’ operations. See “Information on the Company—Gold Fields’ Mining Operations—KDC Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Beatrix Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—South Deep Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Ghana Operations—Tarkwa—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Ghana Operations—Damang—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australia Operations—St. Ives—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australia Operations—Agnew—Mining” and “Information on the Company—Gold Fields’ Mining Operations—Peru Operations—Cerro Corona—Mining”.

During fiscal 2011, Gold Fields faced a number of significant safety issues, including the deaths of 19 workers at its South African mines and one in Ghana. The Company continually renews its commitment to safety. OHSAS 18001 surveillance audits were conducted by Burea Veritas at Gold Fields’ three South African operations. Non conforming practices identified during the audits have been rectified and certification has been maintained at all operations. See “Information on the Company—Strategy”.

Gold Fields’ Full Compliance Health and Safety Management System started as a health and safety initiative at the end of 2000. A group consisting of representatives of management, the DMR’s Mine Health and Safety inspectorate and South African trade unions developed the management system for Gold Fields. The Full Compliance Health and Safety Management System consists of health and safety management standards aimed at improving the safety performance of each mine. Every year the system is revisited taking into consideration recent fatal accidents, lessons learned from the investigations and the outcomes of the various safety audits that have been conducted. Safety training initiatives at the South African operations are tailored for these particular circumstances. All employees undergo refresher training at least once a year.

In fiscal 2010, in order to further safety-improvement efforts, Gold Fields’ Safe Production Management strategy was re-focused on two key efforts: compliance and engineering out risk. These efforts were further implemented in fiscal 2011, and Gold Fields intends to continue carrying out this safety-improvement strategy through its well-being program and leadership and skills development. In the South African operations, the existing health and safety strategy focuses on five elements: culture, stakeholder engagement, well-being, engineering out risk and compliance. This approach will be project managed through 2012 to bring about the required shift in health and safety attitudes, practices and procedures. Bain has been engaged for the first half of 2012 to assist with the implementation of the South African operations’ safety strategy as well as its culture transformation program. Thereafter, Gold Fields will continue implementing the programs.

Gold Fields’ South African operations have subscribed to the milestones set for accidents, silicosis and NIHL issued by the Mine Health and Safety Council of South Africa, which is a legislative body set up under the Mine Health and Safety Act to advise the Minister of Mineral Resources on mine health and safety legislation. These milestones include (i) achieving safety performance levels equivalent to international standards for underground metalliferous mines by 2013, (ii) by December 2008, achieving respirable crystalline silica levels of below 0.1 mg per cubic meter in 95% of individual exposure measurement results, (iii) after December 2013, there being no new cases of silicosis among individuals previously unexposed prior to 2008, (iv) after December 2008, eliminating hearing deterioration of more than 10% among occupationally exposed individuals and (v) by December 2013, reducing the noise emitted by equipment to a level below 110dB(A) at any location in the workplace. As of December 31, 2011, Gold Fields measured respirable crystalline silica levels below 0.1 mg per cubic meter in 99.4% of exposure measurement results and 98.2% of the equipment measurements taken were below 110 dB(A). However, cases of NIHL and silicosis may still arise in the future, particularly due to the latency period after exposure. Gold Fields has also set internal targets, which are more stringent than these milestones. Action plans to achieve the milestones have been developed and the Vice President and Head of South African operations reports to the Board’s Safety, Health and Sustainable Development Committee on a quarterly basis.

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

As of December 31, 2011, the issued share capital of Gold Fields consisted of 725,133,015 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of December 31, 2011 is set forth below.

Beneficial owner	Ordinary shares	Percentage
Investec Asset Management	45,460,811	6.27%
First Eagle Investment Management LLC	39,441,557	5.44%

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership
	As of
	June 30, 2009	June 30, 2010	December 31, 2011
		(%)
Beneficial owner
Tradewinds Global Investors	5.51	6.54	4.24
Investec Asset Management	—	5.91	6.27
First Eagle Investment Management LLC	—	5.82	5.44
Mvelaphanda Gold (Pty) Limited	5.66	4.56	—
Public Investment Corporation of South Africa(1)	5.01	4.49	4.54

Notes:

(1)	Public Investment Commissioner holds a portion of its shares directly and a portion of its shares through Stanlib Asset Management, Sanlam Investment Managers, Old Mutual Asset Managers, Future Growth and RMB Asset Management.

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

Rand Refinery

GFLMSL, as agent for GFIMSA and its subsidiaries, has an agreement with Rand Refinery Limited, or Rand Refinery, in which Gold Fields holds a 34.9% interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery. Prior to October 1, 2004, GFLMSL acted as agent for Rand Refinery to sell up to 50% of Gold Fields’ South African production. However, since October 1, 2004, Gold Fields has sold the gold produced from its South African operations itself. Gold Fields Ghana and Abosso are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is the Chief Executive Officer and a Director of Gold Fields, was a Director of Rand Refinery from July 12, 2000 until September 30, 2008. He remains an alternate Director. As a Director of GFLMSL, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland declared his interest in the contract between Rand Refinery and GFLMSL, pursuant to South African requirements, and did not participate in the decision of Rand Refinery to enter into the agreement with GFLMSL, Gold Fields Ghana or Abosso. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMSL. See “Information on the Company—Description of Mining Business—Refining and Marketing” for further details regarding these arrangements.

Uncle Harry’s Area

Cheryl A. Carolus, a non-executive director of Gold Fields, is a party in her capacity as a founding shareholder of Peotona Gold Holdings (Proprietary) Limited, or PGH, to the agreement described below. Ms. Carolus has a 25% interest in PGH, which in turn has a one-third economic interest and a 51% voting interest in the issued share capital of Peotona Gold (Proprietary) Limited, or Peotona Gold.

Western Areas Prospecting (Proprietary) Limited, or WAP, which is a company 74% owned by GFO and 26% owned by Peotona Gold, held four prospecting rights on grounds contiguous to South Deep. On April 21, 2009, Gold Field Operations Limited, or GFO, GFI Joint Venture Holdings (Proprietary) Limited, Peotona Gold, WAP, and others entered into an agreement, or the April 2009 Agreement, under which WAP relinquished and abandoned a portion of the prospecting area covered by one of the above prospecting rights (commonly known as “Uncle Harry’s Area”) in favor of the South Deep Joint Venture. The April 2009 Agreement was subject to (among other conditions precedent) the conversion of the old order mining right of South Deep to a new order mining right and simultaneously amending the South Deep mining right by extending the area covered by the South Deep mining right to include Uncle Harry’s Ground pursuant to the Mineral and Petroleum Resources Development Act. 28 of 2002. Peotona Gold also granted GFO an option to acquire its 26% shareholding in WAP. With effect from October 14, 2011, the parties amended the April 2009 Agreement pursuant to which amendment GFO acquired Peotona Gold’s 26% shareholding in WAP for an amount of R50,700,000, or the Share Purchase Price. Against receipt by Peotona Gold of the Share Purchase Price, Peotona Gold distributed the Share Purchase Price (less applicable tax and certain historical costs), as a dividend to its shareholders, including PGH in respect of its one-third economic interest in Peotona Gold.

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

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended
	June 30, 2006		June 30, 2007		June 30, 2008		June 30, 2009		June 30, 2010		December 31, 2010		December 31, 2011(1)
	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)	($)	(R)
Prior year’s final dividend	0.06	0.40	0.15	1.10	0.13	0.95	0.16	1.20	0.10	0.80	0.10	0.70	0.10	0.70
Interim dividend	0.07	0.40	0.13	0.90	0.09	0.65	0.03	0.30	0.07	0.50	—	—	0.14	1.00

Total dividend	0.13	0.80	0.28	2.00	0.22	1.60	0.19	1.50	0.17	1.30	0.10	0.70	0.24	1.70

Note:

(1)	A final dividend of R2.30 was announced on February 17, 2012 and paid on March 12, 2012.

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

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is JSE Limited, or the JSE, on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of December 31, 2011, 16,207 record holders of Gold Fields’ ordinary shares, holding an aggregate of 180,919,879 ordinary shares (24.78%), were listed as having addresses in South Africa. As of December 31, 2011, 187 record holders of Gold Fields’ ordinary shares, holding an aggregate of 413,710.098 ordinary shares (56.66%), were listed as having addresses in the United States.

Gold Fields’ American Depositary Shares, or ADSs, currently trade in the United States on The New York Stock Exchange under the symbol “GFI.” The American Depositary Receipts, or ADRs, representing the ADSs are issued by The Bank of New York Mellon, as Depositary. Each ADS represents one ordinary share. Gold Fields’ ADRs are also listed on the NASDAQ Dubai.

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

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge (Proprietary) Limited, or I-Net Bridge, a South African financial information service:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Year ended	High	Low
	(Rand per ordinary share)
June 30, 2007	173.80	109.40	2,580,019
June 30, 2008	135.00	87.01	2,900,832
June 30, 2009	123.50	54.00	3,011,023
June 30, 2010	114.74	83.30	2,678,274
December 31, 2010	125.90	94.90	2,095,245
December 31, 2011	143.00	95.60	2,172,942
Through March 23, 2012	131.31	106.01	2,302,186

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Quarter ended	High	Low
	(Rand per ordinary share)
March 31, 2010	101.70	83.30	2,640,431
June 30, 2010	108.31	92.90	2,386,598
September 30, 2010	111.99	94.90	2,350,999
December 31, 2010	125.90	105.00	1,839,490
March 31, 2011	128.40	111.41	2,101,349
June 30, 2011	123.50	95.60	2,117,767
September 30, 2011	141.01	95.80	2,577,103
December 31, 2011	143.00	117.99	1,883,768

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume (number of ordinary shares)
Month ended	High	Low
	(Rand per ordinary share)
September 30, 2011	141.01	115.93	3,407,501
October 31, 2011	137.20	117.99	2,151,962
November 30, 2011	143.00	129.00	2.075,946
December 31, 2011	138.45	124.37	1,364,821
January 31, 2012	131.31	123.70	1,846,061
February 29, 2012	128.19	118.80	2,715,964

On March 23, 2011, the closing price of the ordinary shares on the JSE was 107.05.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on The New York Stock Exchange for the last five fiscal years.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Year ended	High	Low
	($ per ADS)
June 30, 2007	24.10	15.63	3,141,519
June 30, 2008	19.13	10.88	6,368,692
June 30, 2009	13.72	4.90	7,635,974
June 30, 2010	15.82	10.99	5,907,096
December 31, 2010	18.49	11.08	4,889.081
December 31, 2011	18.55	13.80	4,007,009
Through March 23, 2012	16.92	13.69	3,338,043

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs)
Quarter ended	High	Low
	($ per ADS)
March 31, 2010	13.89	11.08	6,048,924
June 30, 2010	14.15	12.55	5,872.975
September 30, 2010	15.34	12.50	4,020,429
December 31, 2010	18.49	15.03	3,683,738
March 31, 2011	18.14	15.84	3,616,958
June 30, 2011	18.55	13.80	4,043,453
September 30, 2011	17.89	14.25	4,950,355
December 31, 2011	18.30	14.69	3,396,105

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

	ADS price		Average daily trading volume (number of ADSs
Month ended	High	Low
	($ per ADS)
October 31, 2011	17.76	14.69	3,880,852
November 30, 2011	18.30	15.16	3,259,760
December 31, 2011	17.11	15.04	3,047,704
January 31, 2011	18.14	15.85	4,030,593
February 28, 2011	17.91	15.84	3,455,557

On March 23, 2012, the closing price of Gold Fields’ ADSs quoted on The New York Stock Exchange was $13.83.

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

The market capitalization of companies listed on the JSE was approximately Rand 6.909 trillion as of December 31, 2011. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 34.50% for fiscal 2011. Trading is concentrated in a small, but growing, number of companies. As of February 29, 2012, there were 406 listed companies on the JSE.

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

ITEM 10: ADDITIONAL INFORMATION

General

Gold Fields is a public company registered in South Africa under the Companies Act No. 71 of 2008, or the Companies Act, which limits the liability of its shareholders, and is governed by its Memorandum of Incorporation (previously known as the Memorandum of Association and Association and Articles of Association) in terms of the Companies Act 71 of 2008. Gold Fields’ registration number is 1968/004880/06. Section 3 of Gold Fields’ Memorandum of Incorporation provides that its objectives are, among other things: (1) to purchase, lease or otherwise acquire mines, mineral and other properties, lands, farms and hereditaments, (2) to buy, sell, refine and deal in bullion, specie, coin and precious metals and (3) to carry on any mining and metallurgical operation which may seem conducive to any of Gold Fields’ objectives. On April 8, 2009, South Africa passed the Companies Act No. 71 of 2008. In order to conform to the Companies Act No. 71 of 2008, Gold Fields plans to introduce a new Memorandum of Incorporation at its next annual general meeting on May 14, 2012.

Dividends and Payments to Shareholders

Gold Fields may make payments (including the payment of dividends) to its shareholders from time to time in accordance with provisions of the Companies Act and the requirements of the JSE and Gold Fields’ Memorandum of Incorporation. The Companies Act prohibits any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:

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

Voting Rights

Every shareholder of Gold Fields, or representative of a shareholder, who is present at a shareholders’ meeting has one vote on a show of hands, regardless of the number of shares he holds or represents or the number of shareholders he represents, unless a poll is demanded. Every Gold Fields’ shareholder is, on a poll, entitled to one vote per ordinary share held. A poll may be demanded by any person entitled to vote at the meeting. Neither the Companies Act nor Gold Fields’ Memorandum of Incorporation provide for cumulative voting.

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

The JSE and Gold Fields’ Memorandum of Incorporation require that any new issue of equity shares by Gold Fields must first be offered to existing shareholders in proportion to their shareholding in the company unless, among other things, the issuance to new shareholders is:

•	pursuant to a shareholder approved employee share incentive scheme;

•	for the acquisition of an asset, provided that, if the issue is more than 30% of the company’s issued share capital, a simple majority of shareholders must vote in favor of the acquisition;

•

to raise cash through a general issuance at the discretion of the directors to the general public (but not to related parties) of up to 10% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30-business-day weighted average trading price prior to the date the application is made to the JSE to list the shares provided that a 75% majority of votes cast by shareholders at a general meeting must approve the granting of such authority to the directors; or

•

to raise cash through a specific issuance of shares for cash, provided that a 75% majority of shareholders, other than controlling shareholders, votes in favor of the resolution to issue the shares at a general meeting.

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

The annual general meeting deals with and disposes of all matters prescribed by Gold Fields’ Memorandum of Incorporation and the Companies Act, including:

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

Changes in Capital or Objects and Powers of Gold Fields

The Gold Fields shareholders may, by the passing of a special resolution in accordance with the provisions of the Companies Act:

•	increase Gold Fields’ authorized share capital;

•	divide all or any part of Gold Fields’ share capital into shares of larger amounts than Gold Fields’ existing shares or consolidate and reduce the number of the issued no par value shares, if any;

•	subdivide all or any portion of Gold Fields’ shares into shares of a smaller amount than is fixed by Gold Fields’ Memorandum of Incorporation;

•	convert all of Gold Fields’ ordinary or preference share capital from having a par value into shares of no par value;

•	reduce Gold Fields’ authorized share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;

•	alter the provisions of Gold Fields’ Memorandum of Incorporation with respect to the objects and powers of the company; and

•

subject to the provisions of the Companies Act or any other South African law governing companies and the requirements of the JSE and any other stock exchange upon which the shares of Gold Fields may be quoted or listed from time to time, allow Gold Fields to acquire shares issued by itself or in any subsidiary of the company from time to time, and provided that:

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

Gold Fields may, if authorized by special resolution, acquire its own shares; provided that there are no reasonable grounds for believing that Gold Fields is or would be, after the payment, unable to pay its debts or that Gold Fields’ consolidated assets would, after the payment, be less than its consolidated liabilities. The procedure for acquisition of shares by Gold Fields is regulated by its Memorandum of Incorporation, the Companies Act and the Listings Requirements of the JSE.

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

Non-South African Shareholders

There are no limitations imposed by South African law or by the Memorandum of Incorporation of Gold Fields on the rights of non-South African shareholders to hold or vote Gold Fields’ ordinary shares.

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

Material Contracts

Mvelaphanda Transaction

See “Operating and Financial Review and Prospects—Overview—General—Mvelaphanda Transaction”.

Additional Black Economic Empowerment Transactions

On August 5, 2010, Gold Fields announced a series of empowerment transactions to meet its 2014 Black Economic Empowerment equity ownership requirements. On November 2, 2010, the shareholders of Gold Fields approved these transactions at the General Meeting which included the establishment of an Employee Share Option Scheme, or ESOP, the issue of approximately 600,000 Gold Fields shares to a broad-based BEE consortium, or BEECO, and BEECO’s subscription for a 10% holding in South Deep with a phase in participation over 20 years. On November 19, 2010, Gold Fields issued 13,525,394 shares to the ESOP housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions have been completed.

$1 billion Note Issue

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—$1 billion Note Issue”.

Project Finance Facility

See “Information on the Company—Gold Fields’ Mining Operations—Peru Operation—Cerro Corona” and “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Project Finance Facility”.

$200 million Non-revolving Senior Secured Term Loan

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—$200 million Non-revolving Senior Secured Term Loan”.

$60 million Senior Secured Revolving Credit Facility

See “Operating and Financial Review and Prospects —Credit Facilities and Other Capital Resources—$60 million Senior Secured Revolving Credit Facility”.

Split-tenor Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Split- tenor Revolving Credit Facility”.

R1,000 million Standard Bank Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources— R3,500 million Long Term Revolving Credit Facilities”.

R500 million RMB Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources— R3,000 million Long Term Revolving Credit Facilities”.

R10 billion Domestic Medium Term Note Program

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R10 billion Domestic Medium Term Note Program”.

$1 billion Syndicated Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—$1 Billion Syndicated Revolving Credit Facility”.

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

American Depositary Receipts

Each Gold Fields ADS represents ownership interests in one Gold Fields ordinary share and the rights attributable to one Gold Fields ordinary share that Gold Fields will deposit with one of the custodians, which currently are Standard Bank of South Africa, First National Bank of South Africa and Societe Generale. Each Gold Fields ADR also represents securities, cash or other property deposited with BNYM but not distributed to holders of Gold Fields ADRs.

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

In fiscal 2011, BNYM paid U.S.$1.3 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR program.

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

Withholding Tax on Dividends

Under South African law, no withholding tax applies to, and no other tax is payable by, shareholders or ADS holders on dividends paid to non-resident shareholders or non-resident ADS holders. It should be noted that the 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from January 1, 2012. Generally, under the terms of the reciprocal tax treaty entered into between South Africa and the United States, or the Treaty, the withholding tax is limited to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases. South Africa currently imposes a tax on companies distributing dividends, the STC, at a rate of 10%. Although it applies to the dividend paying company, and not the recipient, STC is a recognized form of tax in terms of the double taxation convention between South Africa and the United States, but does not constitute a withholding tax on dividends. STC has been abolished with effect from April 1, 2012.

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

For taxable years that begin before 2013, dividends paid by Gold Fields will be taxable to non-corporate U.S. Holders at the special reduced rate normally applicable to capital gains, provided that either Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or the ADSs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Effect of South African Withholding Taxes

As discussed in “Certain South African Tax Considerations—Withholding Tax on Dividends”, South Africa imposed the STC on the distribution of earnings in the form of dividends on the company declaring the dividend. A U.S. Holder would generally not be entitled to a foreign tax credit for the STC. However, beginning on

April 1, 2012, the STC will be replaced by a withholding tax of 15% on dividends paid by Gold Fields. A U.S. Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Gold Fields.

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

New Legislation

Legislation enacted in March 2010, the Hiring Incentives to Restore Employment (HIRE) Act of 2010, imposes new reporting requirements on the holding of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000. Gold Fields’ ordinary shares and ADSs are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). You should consult you tax advisor regarding the application of this legislation.

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

During fiscal 2011, forward cover was taken out to cover various commitments of the South African operations. The following contract was outstanding at the end of fiscal 2011:

•	A$/ZAR—A$2.7 million at an average rate of R7.9597 with a final expiry on May 15, 2012.

Realized gains and losses on financial instruments are disclosed in detail under “Operating and Financial Review and Prospects—Results of Operations—Realized (loss)/gain on financial instruments.”

Foreign Currency Contract Position

As of December 31, 2011, there were no material foreign currency contract positions.

Foreign Currency Sensitivity Analysis

Gold Fields’ revenues and costs are very sensitive to the Rand/U.S. dollar and Australian dollar/U.S. dollar exchange rates because revenues are generated using a gold price denominated in U.S. dollars, while costs of the

South African and Australian operations are incurred principally in Rand and Australian dollars, respectively. Depreciation of the Rand and Australian dollar against the U.S. dollar results in lower operating costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African and Australian operations. Conversely, appreciation of the Rand and Australian dollar results in higher operating costs when translated into U.S. dollars, thereby decreasing the operating margins at the South African and Australian operations. The impact on profitability of changes in the value of the Rand and Australian dollar against the U.S. dollar can be substantial.

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no material foreign currency contracts as of December 31, 2011.

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

Commodity Price Hedging Experience

Gold

No gold derivative instruments were entered into during fiscal 2011.

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

No further contracts were entered into during fiscal 2011.

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

No further contracts were entered into during fiscal 2011.

Commodity Price Contract Position

As of December 31, 2011, Gold Fields had no outstanding commodity price contracts.

Interest Rate Sensitivity

General

As of December 31, 2011, Gold Fields’ indebtedness amounted to $1,907.7 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Gold Fields’ credit facilities and other borrowings outstanding as of December 31, 2011, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources.”

Interest Rate Sensitivity Analysis

$920.0 of Gold Fields interest bearing debt outstanding as of December 31, 2011 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

$920.0 million of the total debt was exposed to changes in LIBOR while $nil was exposed to the Prime Rate and JIBAR. The following table indicates the change to finance expense had LIBOR and the Prime Rate differed as indicated.

	Change in finance expense for a nominal change in interest rate, change as of December 31, 2011
Sensitivity to interest rates	(1.5)%	(1.0)%	(0.5)	+0.5%	+1.0%	+1.5%
Sensitivity to LIBOR interest rate ($ million)	(10.8)	(7.2)	(3.6)	3.6	7.2	10.8
Sensitivity to Prime and JIBAR ($ million)	—	—	—	—	—	—

Change in finance expense ($ million)	(10.8)	(7.2)	(3.6)	3.6	7.2	10.8

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of December 31, 2011. In making this assessment, Gold Fields’ management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control- Integrated Framework. Based upon its assessment, Gold Fields’ management concluded that, as of December 31, 2011, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Gold Fields’ internal control over financial reporting as of December 31, 2011.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of KPMG Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2011 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Inc., or PwC, served as Gold Fields’ principal accountant for fiscal 2009 and 2010. As of the six months ended December 31, 2010 KPMG Inc., or KPMG, has served as Gold Fields’ principal accountant. Set forth below are the fees for audit and other services rendered by PwC and KPMG for fiscal 2010, six month period ended December 31, 2010 and fiscal 2011.

	Year ended June 30, 2010	Six Month Period ended December 31, 2010	Year ended December 31, 2011
	(R millions)
Audit fees	26.1	20.7	27.1
Audit related fees	—	—	1.9
Tax fees	—	0.4	0.6
All other fees	1.0	1.5	—

Total	27.1	22.6	29.6

Audit fees include fees billed for audit services rendered for Gold Fields’ annual consolidated financial statements filed with regulatory organizations.

Audit related fees include fees billed for related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements.

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 25, 2010, Gold Fields did not reappoint PricewaterhouseCoopers Inc., or PwC, as its independent registered public accounting firm. Gold Fields’ Audit Committee and Board of Directors participated in and approved the decision to change its independent registered public accounting firm. This change became effective upon completion by PwC of its procedures on the consolidated financial statements of Gold Fields as of and for fiscal 2010 and the filing of the related Form 20-F.

The reports of PwC on the consolidated financial statements for the fiscal years ended June 30, 2009 and 2010 contained no adverse opinion or disclaimer of opinion and, were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two fiscal years ended June 30, 2009 and 2010, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on Gold Fields’ consolidated financial statements for such fiscal years.

During the two fiscal years ended June 30, 2009 and 2010, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Gold Fields has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated December 2, 2010, is filed as an exhibit to this annual report.

At the Gold Fields Board meeting held on Thursday, June 24, 2010, and at the recommendation of the Audit Committee, the Board agreed to the appointment of KPMG, Inc., or KPMG, as Gold Fields’ new independent registered public accounting firm. KPMG’s appointment was effective from fiscal 2011, as approved by shareholders at the annual general meeting held on November 2, 2010. During the two fiscal years ended June 30, 2009 and 2010, neither Gold Fields nor any of its subsidiaries consulted with KPMG concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on Gold Fields’ consolidated financial statements and no written or oral advice was provided by KPMG that was an important factor considered by Gold Fields in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with PwC or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

•

The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. Gold Fields has a Nominating and Governance Committee which is currently comprised of four non-executive directors, all of whom are independent under the NYSE Listing Standards and which is chaired by the Chairman of Gold Fields, as required by the JSE Listing Requirements.

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

•

The NYSE Listings Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The JSE Listings Requirements also require an audit committee composed entirely of independent directors. Gold Fields has appointed an Audit Committee, currently comprised of five board members, all of whom are non-executive and independent, as defined under both the JSE Listings Requirements and the NYSE Listing Requirements

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III ITEM 17: FINANCIAL STATEMENTS

Gold Fields has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

INDEX TO FINANCIAL STATEMENTS

Page
Gold Fields Limited
Report of the Independent Registered Public Accounting Firm (KPMG)	F-1
Report of the Independent Registered Public Accounting Firm (PwC)	F-3
Consolidated Statements of Operations for fiscal 2011, the six month period ended December 31, 2010, fiscal 2010 and 2009	F-4
Consolidated Balance Sheets as of December 31, 2011 and 2010 and June 30, 2010	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the fiscal 2011, the six month period ended December 31, 2010, fiscal 2010 and ending June 30, 2009	F-6
Consolidated Statements of Comprehensive Income for fiscal 2011, the six month period ended December 31, 2010, fiscal 2010 and 2009	F-8
Consolidated Statements of Cash Flows for fiscal 2011, the six month period ended December 31, 2010, fiscal 2010 and 2009	F-9
Notes to the Consolidated Financial Statements	F-10
Schedules to Gold Fields Limited’s Financial Statements
Schedule 1—Valuation and Qualifying Accounts	S-1

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Incorporation of Gold Fields (included in Exhibits 1.1 and 1.2)

2.2	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Exhibit 2.5 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

2.5	Excerpts of relevant provisions of JSE Limited listing requirements (incorporated by reference to Exhibit 2.6 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

2.6	Amended Memorandum of Incorporation of Gold Fields (included in Exhibit 1.3)

2.7	Trust Deed among Orogen, as issuer; Gold Fields Limited, GFIMSA, GFO, and GF Holdings, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the U.S.$ 1 billion Note Issue (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.1	The GF Management Incentive Scheme, adopted November 10, 1999 (incorporated by reference to Exhibit 4.2 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

4.2	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001 (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.3	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

No.	Exhibit
4.4	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.5	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.6	U.S.$750,000,000 Facility Agreement between GFIMSA, Orogen, Western Areas Limited, ABN AMRO Bank N.V., Barclays Capital and Barclays Bank plc, dated May 16, 2007 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.7	Agency Agreement in respect of the Domestic Medium Term Note Program, between Gold Fields Limited and Absa Capital, dated April 6, 2009, including Annexures (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.8	Gold Fields Limited Program Memorandum in respect of the Domestic Medium Term Note Program, dated April 6, 2009 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.9	Gold Fields Limited Operating and Procedures Memorandum in respect of the Domestic Medium Term Note Program, dated April 6, 2009 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.10	Program Agreement in respect of the Gold Fields Limited Domestic Medium Term Note Program, between Gold Fields Limited, Absa Capital and Nedbank Capital, dated April 6, 2009 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.11	Rand 1,500,000,000 Revolving Credit Facility Agreement between Nedbank Limited, GFIMSA, GFO and the Guarantors (listed in Schedule 1), dated May 6, 2009 (incorporated by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.12	Share Purchase and Sale Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated June 3, 2009 (incorporated by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.13	Amending Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated July 10, 2009, in relation to a Share Purchase and Sale Agreement between Eldorado Gold Corporation and Gold Fields Australasia (BVI) Limited, dated June 3, 2009 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.14	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.15	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated March 9, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit
4.16	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.17	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.18	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.19	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.20	Term sheet related to the Block Trade of common shares of Eldorado Gold Corporation by Gold Fields Australasia (BVI) Limited to National Bank Financial, Inc., dated September 3, 2009 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.21	R1,000 million Standard Bank Revolving Credit Facility between Standard Bank of South Africa Limited, GFIMSA, GFO and the Original Guarantors (listed in Schedule 1), dated December 9, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.22	R500 million RMB Revolving Credit Facility between FirstRand Bank Limited, GFIMSA, GFO and the Guarantors (listed in Schedule 1), dated March 8, 2010 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.23	U.S.$450 million Syndicated Revolving Credit Facility between Barclays Bank Plc, as agent; the Original Lenders (listed in Schedule 1); Gold Fields Limited; GFIMSA; Orogen; GFO; and the Original Guarantors (listed in Schedule 1), dated May 12, 2010 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.24	U.S.$200 million Non-revolving Senior Secured Term Loan between The Bank of Nova Scotia and Banco de Crédito del Perú, as mandated lead arrangers; Banco de Crédito del Perú, as administrative agent; Scotiabank Perú S.A.A., as onshore collateral agent; The Bank of Nova Scotia Trust Company of New York, as offshore collateral agent; and La Cima, dated September 17, 2010 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010).

4.25	U.S.$1,000,000,000 Syndicated Revolving Facility Agreement between Barclays Bank Plc, GFIMSA, GFO and Gold Fields Limited, dated June 20, 2011.

4.26	Rand 2,000,000,000 Revolving Facility Agreement between Nedbank Limited, GFIMSA and the Original Guarantors (listed in Schedule 1), dated December 19, 2011.

4.27	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

No.	Exhibit
4.28	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.29	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.30	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.31	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.32	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

99.1	Letter from PricewaterhouseCoopers, Inc. addressed to the SEC regarding the disclosure provided in Item 16F of this annual report, dated December 2, 2010 (incorporated by reference to Exhibit 99.1 to the annual report on Form 20-F (File No. 1 -31318), Filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ N.J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer
Date:	April 23, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Gold Fields Limited:

We have audited the accompanying consolidated balance sheets of Gold Fields Limited and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income, and cash flows for the year ended December 31, 2011 and the six-month period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, “Schedule I—Valuation and Qualifying Accounts”. We also have audited Gold Fields Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing in Item 15 on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. The consolidated financial statements and schedule of Gold Fields Limited and subsidiaries for the years ended June 30, 2010 and 2009 were audited by other auditors whose report dated December 2, 2010 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and the six-month period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule for the year ended December 31, 2011 and six month period ended

December 31, 2010, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, Gold Fields Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(signed) KPMG Inc.

Johannesburg, South Africa

April 16, 2012

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

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

December 2, 2010

Gold Fields Limited

Consolidated Statements of Operations

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June 30,
	2011	2010	2010	2009
REVENUES
Product sales	5,800.1	2,564.2	4,164.3	3,228.3

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	2,948.6	1,435.7	2,544.0	1,998.6
Depreciation and amortization	745.3	389.4	631.1	433.5
Corporate expenditure	25.9	20.7	47.5	35.5
Employee termination costs	32.8	35.3	10.3	21.0
Exploration expenditure	120.5	50.9	82.4	58.0
Feasibility and evaluation costs	95.2	9.3	—	—
Loss/(profit) on disposal of property, plant and equipment	0.4	(0.7)	(0.3)	(0.5)
Impairment of assets	9.5	—	—	—
Shaft closure costs	—	—	—	(0.2)
Increase/(decrease) in provision for post-retirement health care costs	0.1	(0.1)	(9.4)	3.4
Accretion expense on provision for environmental rehabilitation	24.9	10.9	19.3	13.9
Share-based compensation	66.4	27.0	53.9	33.7

	4,069.6	1,978.4	3,378.8	2,596.9
OTHER (EXPENSES)/INCOME
Interest and dividends	25.4	12.9	40.2	24.9
Finance expense	(54.3)	(31.7)	(65.2)	(73.9)
Gain/(loss) on financial instruments	4.4	1.0	27.7	(1.3)
Gain/(loss) on foreign exchange	9.1	(1.4)	(8.5)	10.2
Profit/(loss) on disposal of listed investments	12.8	(0.4)	111.7	(16.1)
Impairment of listed investments	(0.5)	—	(8.1)	(16.0)
Loss on disposal of subsidiary	—	—	—	(0.3)
South African Equity Empowerment Transactions	—	(297.6)	—	—
Royalties	(149.7)	(43.3)	—	—
Other expenses	(69.9)	(30.5)	(31.9)	(7.7)

	(222.7)	(391.0)	65.9	(80.2)

INCOME BEFORE TAX, IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE AND SHARE OF EQUITY INVESTEES’ PROFITS/(LOSSES)	1,507.8	194.8	851.4	551.2
Income and mining tax expense	(552.0)	(133.8)	(358.4)	(264.6)

INCOME BEFORE IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE AND SHARE OF EQUITY INVESTEES’ PROFITS/(LOSSES)	955.8	61.0	493.0	286.6
Impairment of investment in equity investee	(6.8)	—	—	(87.4)
Share of equity investee’s profits/(losses)	4.0	4.9	(22.7)	(3.5)

Net income	953.0	65.9	470.3	195.7
Net income attributable to noncontrolling interests	(71.5)	(53.3)	(79.3)	(34.8)

Net income attributable to Gold Fields shareholders	881.5	12.6	391.0	160.9

BASIC EARNINGS PER SHARE ($)	1.22	0.02	0.55	0.24
DILUTED EARNINGS PER SHARE ($)	1.21	0.02	0.55	0.24
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
COMPUTATION OF BASIC EARNINGS PER SHARE	722,376,228	711,011,673	705,364,200	670,328,262
COMPUTATION OF DILUTED EARNINGS PER SHARE	730,787,498	719,689,050	714,549,842	677,790,732
DIVIDEND PER SHARE ($)	0.24	0.10	0.17	0.17

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

($ in millions unless otherwise noted)

	December 31, 2011	December 31, 2010	June 30, 2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	744.0	809.5	500.7
Receivables	483.4	411.4	305.4
Inventories	297.7	256.3	234.9
Materials contained on heap leach pads	187.9	111.3	91.5

Total current assets	1,713.0	1,588.5	1,132.5

Property, plant and equipment, net	7,016.8	7,482.0	6,639.7
Goodwill	1,075.4	1,295.2	1,154.9
Non-current investments	272.2	344.3	254.3

TOTAL ASSETS	10,077.4	10,710.0	9,181.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and provisions	669.9	670.6	551.9
Interest payable	11.2	4.1	4.5
Royalties, income and mining taxes payable	264.4	156.1	104.3
Short-term loans and current portion of long-term loans	547.0	261.7	691.1

Total current liabilities	1,492.5	1,092.5	1,351.8
Long-term loans	1,360.7	1,136.6	430.0
Deferred income and mining taxes	1,019.4	1,051.8	982.5
Provision for environmental rehabilitation	336.9	324.4	275.7
Other non-current liabilities	13.5	19.7	—
Provision for post-retirement health care costs	2.1	2.7	2.8

Total liabilities	4,225.1	3,627.7	3,042.8

COMMITMENTS AND CONTINGENCIES—see notes 20 and 21
SHAREHOLDERS’ EQUITY
Share capital December 31, 2011—1,000,000,000 (December 31, 2010—1,000,000,000; June 30, 2010: 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued December 31, 2011: 723,735,186 (Shares issued December 31, 2010: 720,796,887; June 30, 2010: 705,903,511)	59.0	58.8	57.8
Additional paid-in capital	5,374.6	5,313.2	5,005.4
Retained earnings	772.5	779.6	834.4
Accumulated other comprehensive (loss)/income	(423.3)	562.4	(96.5)

Gold Fields shareholders’ equity	5,782.8	6,714.0	5,801.1
Noncontrolling interests	69.5	368.3	337.5

Total equity	5,852.3	7,082.3	6,138.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,077.4	10,710.0	9,181.4

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Noncontrolling interests	Total
BALANCE—JUNE 30, 2008	653,200,682	54.9	4,490.4	521.8	(243.0)	151.4	4,975.5
Net income	—	—	—	160.9	—	34.8	195.7
Dividends declared	—	—	—	(121.2)	—	—	(121.2)
Share-based compensation	—	—	33.7	—	—	—	33.7
Shares issued on conversion of debt instrument to equity: Mvela	50,000,000	2.7	412.2	—	—	—	414.9
Exercise of employee share options	1,549,167	0.1	7.9	—	—	—	8.0
Other comprehensive loss*	—	—	—	—	(95.9)	(4.3)	(100.2)
Rights issue to noncontrolling interests—Cerro Corona	—	—	—	—	—	97.6	97.6

BALANCE—JUNE 30, 2009	704,749,849	57.7	4,944.2	561.5	(338.9)	279.5	5,504.0
Net income	—	—	—	391.0	—	79.3	470.3
Dividends declared	—	—	—	(118.1)	—	(23.1)	(141.2)
Share-based compensation	—	—	53.9	—	—	—	53.9
Exercise of employee share options	1,153,662	0.1	7.3	—	—	—	7.4
Other comprehensive income*	—	—	—	—	242.4	17.2	259.6
Transactions with noncontrolling interests	—	—	—	—	—	(15.4)	(15.4)

BALANCE—JUNE 30, 2010	705,903,511	57.8	5,005.4	834.4	(96.5)	337.5	6,138.6
Net income	—	—	—	12.6	—	53.3	65.9
Dividends declared	—	—	—	(67.4)	—	(28.9)	(96.3)
Share-based compensation	—	—	303.4	—	—	—	303.4
Exercise of employee share options	751,630	—	4.4	—	—	—	4.4
Shares issued under the South African Equity Empowerment Transactions	14,141,746	1.0	—	—	—	—	1.0
Other comprehensive income*	—	—	—	—	658.9	—	658.9
Receipt of funds from noncontrolling interests	—	—	—	—	—	6.4	6.4

BALANCE—DECEMBER 31, 2010	720,796,887	58.8	5,313.2	779.6	562.4	368.3	7,082.3
Net income	—	—	—	881.5	—	71.5	953.0
Dividends declared	—	—	—	(174.9)	—	(36.2)	(211.1)
Share-based compensation	—	—	66.4	—	—	—	66.4
Exercise of employee share options	3,794,629	0.3	6.2	—	—	—	6.5
Treasury shares	(856,330)	(0.1)	(11.2)	—	—	—	(11.3)
Purchase of noncontrolling interests	—	—	—	(713.7)	—	(341.9)	(1,055.6)
Other comprehensive income*	—	—	—	—	(985.7)	(23.2)	(1,008.9)
Receipt of funds from noncontrolling interests	—	—	—	—	—	31.0	31.0

BALANCE—DECEMBER 31, 2011	723,735,186	59.0	5,374.6	772.5	(423.3)	69.5	5,852.3

*	Noncontrolling interests’ share of other comprehensive income/(loss) relates to foreign exchange translation

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity—(Continued)

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive (loss)/ income for the periods presented:

	Share of equity investee’s other comprehensive income	Mark-to-market of listed investments	Foreign exchange translation	Accumulated other comprehensive (loss)/income
BALANCE—JUNE 30, 2008	9.6	156.9	(409.5)	(243.0)
Share of equity investee’s other comprehensive income movements	(0.3)	—	—	(0.3)
Loss arising on dilution of shareholding in equity investee	(24.5)	—	—	(24.5)
Mark-to-market of listed investments	—	(122.4)	—	(122.4)
Realized loss on disposal of listed investments	—	16.1	—	16.1
Impairment of listed investments	—	16.0	—	16.0
Foreign exchange translation	—	—	19.2	19.2

BALANCE—JUNE 30, 2009	(15.2)	66.6	(390.3)	(338.9)
Share of equity investee’s other comprehensive income movements	0.8	—	—	0.8
Mark-to-market of listed investments	—	24.9	—	24.9
Realized gain on disposal of listed investments	—	(111.7)	—	(111.7)
Impairment of listed investments	—	8.1	—	8.1
Foreign exchange translation	—	—	320.3	320.3

BALANCE—JUNE 30, 2010	(14.4)	(12.1)	(70.0)	(96.5)
Mark-to-market of listed investments	—	28.8	—	28.8
Realized loss on disposal of listed investments	—	0.4	—	0.4
Foreign exchange translation	—	—	629.7	629.7

BALANCE—DECEMBER 31, 2010	(14.4)	17.1	559.7	562.4

Mark-to-market of listed investments	—	(26.4)	—	(26.4)
Realized gain on disposal of listed investments	—	(12.8)	—	(12.8)
Impairment of listed investments	—	0.5	—	0.5
Foreign exchange translation	—	—	(946.9)	(946.9)

BALANCE—DECEMBER 31, 2011	(14.4)	(21.6)	(387.2)	(423.2)

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June, 30
	2011	2010	2010	2009
Net income	953.0	65.9	470.3	195.7
Other comprehensive (loss)/income	(1,008.9)	658.9	259.6	(100.2)
Share of equity investee’s other comprehensive income	—	—	0.8	(0.3)
Loss arising on dilution of shareholding in equity investee	—	—	—	(24.5)
Mark-to-market adjustment of listed investments	(26.4)	28.8	24.9	(122.4)
Realized (gain)/loss on disposal of listed investments	(12.8)	0.4	(111.7)	16.1
Impairment of listed investments	0.5	—	8.1	16.0
Foreign currency translation adjustment	(970.2)	629.7	337.5	14.9

Comprehensive (loss)/income	(55.9)	724.8	729.9	95.5

Comprehensive (loss)/income attributable to:
Gold Fields shareholders	(104.2)	671.5	633.4	65.0
Noncontrolling interests	48.3	53.3	96.5	30.5

	(55.9)	724.8	729.9	95.5

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Cash Flows

($ millions unless otherwise noted)

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June, 30
	2011	2010	2010	2009
CASH FLOWS FROM OPERATIONS
Net income	953.0	65.9	470.3	195.7
Reconciled to net cash provided by operations:
—Share of equity investees’ (profits)/losses	(4.0)	(4.9)	22.7	3.5
—Impairment of investment in equity investee	6.8	—	—	87.4
—Income and mining tax expense	552.0	133.8	358.4	264.6
—Royalties	149.7	43.3	—	—
—(Profit)/loss on disposal of listed investments	(12.8)	0.4	(111.7)	16.1
—Impairment of listed investments	0.5	—	8.1	16.0
—Impairment of assets	9.5	—	—	—
—Loss on disposal of subsidiary	—	—	—	0.3
—Shaft closure costs	—	—	—	(0.2)
—Depreciation and amortization	745.3	389.4	631.1	433.5
—Loss/(profit) on disposal of property, plant and equipment	0.4	(0.7)	(0.3)	(0.5)
—Share-based compensation	66.4	27.0	53.9	33.7
—Accretion expense on provision for environmental rehabilitation	24.9	10.9	19.3	13.9
—(Decrease)/increase in provision for post-retirement health care costs	0.1	(0.1)	(9.4)	3.4
—Payment against post-retirement health care provision	(0.3)	(0.6)	(0.3)	(0.2)
—Finance expense capitalized	(9.3)	(4.7)	(6.5)	(63.6)
—South African Equity Empowerment Transactions	—	297.6	—	—
—Other	(16.5)	6.2	(54.1)	(50.5)
Changes in operating assets and liabilities:
—Receivables	22.1	(37.0)	94.4	(104.9)
—Inventories and heap leach pads	(165.2)	(25.7)	(43.4)	(60.3)
—Accounts payable and provisions	62.8	58.5	(41.7)	44.9
—Royalties paid	(125.1)	(44.5)	—	—
—Income and mining taxes paid	(352.8)	(106.5)	(227.9)	(197.9)

NET CASH PROVIDED BY OPERATIONS	1,907.5	808.3	1,162.9	634.9

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,153.0)	(593.6)	(913.1)	(760.3)
Proceeds on disposal of property, plant and equipment	5.3	5.3	1.2	3.6
Royalty termination	—	—	(257.1)	—
Purchase of Glencar asset	—	—	(43.0)	—
Investment in the Far South East Project	(66.0)	(54.0)	—	—
Investment in the Mankayan Project—Bezant Resources	(7.0)	—	—	—
Purchase of listed investments	(0.1)	(9.4)	(13.5)	(12.8)
Proceeds on sale of listed investments	13.7	0.4	385.8	54.3
Proceeds on disposal of subsidiary	—	—	—	5.0
Investment in environmental trust fund	(16.2)	(15.4)	(12.3)	(10.4)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(1,223.3)	(666.7)	(852.0)	(720.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	1,167.9	1,543.8	1,619.9	1,312.3
Long and short-term loans repaid	(654.6)	(1,330.8)	(1,637.5)	(993.5)
(Repayment)/utilization of bank overdraft	—	—	(9.7)	7.0
Decrease in noncontrolling interests funding	—	(2.9)	(15.4)	—
Increase in noncontrolling interests funding	31.0	9.3	—	—
Purchase of noncontrolling interests	(1,055.6)	—	—	—
Dividends paid to Company shareholders	(174.9)	(67.4)	(118.1)	(121.2)
Dividends paid to noncontrolling interests	(41.9)	(20.2)	(23.1)	—
Payment to South African Equity interests in South Deep	(3.0)	—	—	—
Ordinary shares issued	6.5	5.4	7.4	10.7

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	(724.6)	137.2	(176.5)	215.3
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(25.1)	30.0	8.8	(25.8)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(65.5)	308.8	143.2	103.8
CASH AND CASH EQUIVALENTS—beginning of the year	809.5	500.7	357.5	253.7

CASH AND CASH EQUIVALENTS—end of year	744.0	809.5	500.7	357.5

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

The Group also produces copper/gold concentrate in Peru, which is sold internationally.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires the Group’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

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

(c) (i)	FOREIGN CURRENCY TRANSACTIONS: Foreign currency transactions are recorded at the prevailing exchange rate at the date of the transaction. Monetary assets and liabilities designated in foreign currencies are translated at the exchange rate ruling at period end. Gains and losses arising from these translations are recognized in earnings.

(ii)	FOREIGN ENTITIES: The Group’s foreign entities are regarded as those entities that are considered to be self-sustaining. The statement of financial position and statements of operations of foreign subsidiaries are translated on the following basis:

Assets and liabilities are translated at the prevailing exchange rate at period end. Statement of operations items are translated at the average exchange rate for the period. Exchange differences on translation are accounted for in shareholders’ equity. These differences are recognized in earnings upon realization of the underlying foreign entity.

(iii)	FUNCTIONAL CURRENCY: The functional currency of the Group’s South African operations is the South African Rand, of its Australian operations is the Australian dollar, of its Ghanaian operations and of its Peruvian operation is the U.S. dollar. The translation differences arising as a result of converting the South African Rand and the Australian dollar to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of other comprehensive income.

(d)	PROPERTY, PLANT AND EQUIPMENT

(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

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

(iv)	AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the life of mine using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. At the Group’s South African operations, its amortization and depreciation calculations are generally based on the Group’s most recent life-of-mine plan and annual above-infrastructure reserve declarations as approved by the Company’s Board. However, if management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its amortization and depreciation calculations and then subsequently notify the Company’s Board. A similar approach is followed at the Group’s operations in Ghana and Peru, due to the longer-life of the primary ore body. At the Group’s other international operations, such as Australia, the Group’s amortization and depreciation calculations are updated on a more regular basis during the year for all known changes in proven and probable reserves. The nature and life-span of the ore body, and the on-going information gathered in connection with the ore body, facilitates these more frequent updates.

(v)	AMORTIZATION OF MINERAL INTERESTS: Mineral interests associated with production stage mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

(vi)	DEPRECIATION OF NON-MINING ASSETS: Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

Vehicles	—	20.0%
Computers	—	33.3%
Furniture and Equipment	—	10.0%

(vii)	MINING EXPLORATION: Expenditure on exploration activities is expensed as incurred. Such expenditure includes the costs incurred for purposes of upgrading resources from one category to another or for purposes of upgrading resources to proven and probable reserves, even when in close proximity to the Company’s development and production stage properties. When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as mine development costs.

(viii)	IMPAIRMENT: The Group reviews and tests the carrying amounts of long-lived assets, which include development costs, when events or changes in circumstances suggest that the carrying amount may not be recoverable. For impairment purposes, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level at which such cash flows are generated is generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

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

The impairment analysis first compares the total estimated cash flows on an undiscounted basis to the carrying amount of the asset, including goodwill, if any. If the undiscounted cash flows are less than the carrying amount of the asset, a second step is performed. The Group records a reduction of a group of assets to fair value as a charge to earnings if discounted expected future cash flows are less than the carrying amount. The Group estimates fair value by discounting the expected future cash flows using a discount factor, adjusted for inflation, that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets.

(e)	DEFERRED TAXATION: Deferred taxation is calculated on the comprehensive basis using the balance sheet (assets and liabilities) approach. Deferred tax liabilities and assets are recognized by applying expected tax rates to the temporary differences existing at each reporting date between the tax values and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The effect on deferred tax of any changes in tax rates is recognized in the income statement during the period in which the change occurs.

The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilized capital allowances and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

The Group recognizes interest and penalties, if any, in the income statement as part of income tax expense.

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

The current portion of leach pad inventories is determined based on engineering estimates of the quantities of gold at the reporting date that are expected to be recovered during the next twelve months.

(h)	INVENTORIES: Inventories are valued at the lower of cost and market value. The Group’s inventories comprise consumable stores, gold-in-process, gold bullion, ore stockpiles and mineral rights and are accounted for as follows:

Consumable stores: Consumable stores are valued at average cost, after appropriate provision for surplus and slow moving items.

Gold-in-process: Gold in-process inventories at the international operations represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Gold bullion: Gold bullion inventories represent saleable gold ore or gold bullion and are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus refining costs.

Concentrates: Concentrate inventories represent concentrate available for shipment. The concentrate inventory is valued at the average cost, including an allocated portion of amortization. Costs are added to and removed from the concentrate inventory based on tons of concentrate and are valued at the lower of average cost and market value. Management’s determination of the gold and copper concentrate content and quantity depends on assay and laboratory results for the metal content and survey for the quantities.

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

Mineral rights: Mineral rights not linked to any specific operation are valued at the lower of cost and market value.

(i)	FINANCIAL INSTRUMENTS: Financial instruments carried on the statement of financial position include cash and cash equivalents, investments, receivables, derivative financial instruments, accounts payable and accrued liabilities. The particular recognition method for each financial instrument item is disclosed in its respective significant accounting policy description.

(j)	HEDGING: The Group accounts for its hedging activities in accordance with Accounting Standards Codification, or ASC, guidance for derivative instruments and hedging activities.

Under ASC 815, all derivatives are recognized on the statement of financial position at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered into, the Group designates the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting.

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

Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the statement of operations, under the caption entitled gains and losses on financial instruments. The fair value recognized on the statement of financial position is included under the caption financial instruments.

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

(k)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

(l)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at period end. Irrecoverable amounts are written off during the period in which they are identified.

(m)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(n)	REHABILITATION COSTS: ASC 410 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

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

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(o)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the statement of financial position.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(p)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: In South Africa, the Group operates a defined benefit pension plan and a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Group.

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

(iii)	SHARE-BASED COMPENSATION PLANS: Compensation costs recognized in fiscal 2011, six months ended December 31, 2010, fiscal 2010 and fiscal 2009 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of ASC 718, Accounting for Stock- Based Compensation, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718, Share-Based-Payment.

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

(q)	REVENUE RECOGNITION: Revenue arising from gold and by-product sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract, the pricing is fixed and determinable and collectability is reasonably assured. Sales revenue excludes value-added tax but includes the net profit and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts.

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

(r)	DIVIDEND INCOME: Dividends are recognized when the right to receive payment is established.

(s)	INTEREST INCOME: Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(t)	DIVIDENDS DECLARED: Dividends proposed and the related taxation thereon are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(u)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana, Australia and Peru. The business segments comprise geographical operations based on locations and operating units.

(v)	EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the period. Diluted earnings/(loss) per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings/(loss) per share.

(w)	RECLASSIFICATIONS: Certain amounts in prior periods and fiscal years have been reclassified to conform to the current period presentation.

(x)	RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Revenue recognition

In October 2009, the Accounting Standards Codification, or ASC guidance, related to revenue recognition: multiple-deliverable revenue arrangements was updated. The update specifies multiple–deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP requirements. It establishes a selling price hierarchy and requires significant expansion of disclosures relating to multiple-deliverable revenue arrangements. The amendments in this update are effective prospectively for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

In April 2010, the ASC guidance related to revenue recognition: milestone method of revenue recognition was updated. The amendments provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010 The updated guidance did not impact the Group’s financial statements.

Fair value measurements

In January 2010, the ASC guidance related to fair value measurement: improving disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

disclose separately the amounts of significant transfers in and out of Level 1 (unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities) and Level 2 (Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly for substantially the full term of the asset or liability) fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance did not have an impact on the Group’s financial statements.

Derivatives and hedging

During March 2010, the ASC guidance related to derivatives and hedging: scope exception related to embedded credit derivatives was updated. The amendments clarify the scope exceptions related to embedded credit derivatives. The amendments are effective from the first fiscal quarter beginning after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

Compensation—stock compensation

During April 2010, the ASC guidance related to compensation- stock compensation: effect of denominating the exercise price of a share-based payment awarded in the currency of the market in which the underlying equity security trades was updated. The update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for those fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Financial services—insurance

During April 2010, the ASC guidance related to financial services insurance: how investments held through separate accounts affect an insurer’s consolidation analysis of those investments was updated. The updated guidance did not impact the Group’s financial statements. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010.

Receivables

During April 2010, the ASC guidance related to receivables: effect of a loan modification when the loan is part of a pool that is accounted for as single asset was updated. The amendment clarifies that modifications of loans that are accounted for within a pool do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments are effective

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim an annual period ending July 15, 2010. The updated guidance did not impact the Group’s financial statements.

In July 2010, the ASC guidance related to receivables: disclosures about the credit quality of financing receivables and the allowance for credit losses was updated. The update requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Defined contribution pension plans

During September 2010, the ASC guidance related to plan accounting - defined contribution pension plans : reporting loans to participants by defined contribution pension plans (a consensus of the FASB emerging issues task force) relating to reporting loans to participants by defined contribution pension plans was updated. The amendments require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments are applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Intangibles—goodwill and other

In December 2010, the ASC guidance related to intangibles - goodwill and other: when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts relating to goodwill testing was updated. The update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, the update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Business combinations

In December 2010, the ASC guidance related to business combinations: disclosure of supplementary pro forma information for business combinations relating to business combinations was updated. The update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(y)	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Receivables

During January 2011, the ASC guidance related to receivables: deferral of the effective date of disclosures about troubled debt restructurings on update 2010-20 was issued. The update temporarily delays the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

During April 2011, the ASC guidance related to receivables: a creditor’s determination of whether a restructuring is a troubled debt restructuring was updated. The amendments clarify the guidance on a creditor’s evaluation of whether restructuring constitutes a concession and whether the debtor is experiencing financial difficulties. The updated guidance did not impact the Group’s financial statements. The amendments are effective for the first interim or annual period beginning on or after June 15, 2011.

Fair value measurement

During May 2011, the ASC guidance related to fair value measurement: amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS was issued. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Group expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements. The ASU is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively.

Comprehensive income

During June 2011, the ASC guidance related to comprehensive income: presentation of comprehensive income was updated. The amendments provide an entity with the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The amendments eliminate the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Group plans to implement the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income following the statement of income in 2012.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Intangibles: Goodwill and other

During September 2011, the ASC guidance related to intangibles: goodwill and other: testing goodwill for impairment was updated. The amendments permit an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Group will implement the provisions of ASU 2011-08 as of January 1, 2012.

Balance sheet

During December 2011, the ASC guidance related to balance sheet: disclosures about offsetting assets and liabilities was updated. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The amendments are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Group will implement the provisions of ASU 2011-11 as of January 1, 2013.

3.	ACQUISITION AND DISPOSAL OF BUSINESSES

(a) Disposal of IRCA (Pty) Limited

On March 28, 2009, Gold Fields Limited, or Gold Fields, or the Company, disposed of its assets in IRCA (Pty) Limited, or IRCA, for a total cash consideration of $5.0 million, realizing a loss of $0.3 million, which was included in loss on sale of subsidiaries in the consolidated statement of operations in fiscal 2009.

(b) Sale of Essakane project

On October 11, 2007, Gold Fields reached an agreement to sell its 60% stake in the Essakane exploration project located in Burkina Faso to Orezone Gold Corporation, or Orezone, for a minimum total consideration of $200 million. The transaction closed on November 26, 2007. Orezone paid Gold Fields $152 million in cash and issued 41,666,667 common shares having an aggregate subscription price of $48 million to its wholly-owned subsidiary, Gold Fields Essakane (BVI) Limited.

Following the disposal, Gold Fields owned 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. During fiscal year ended June 30, 2009, Gold Fields exchanged the Orezone shares for approximately 3.3 million shares of IAMGold Limited as a result of the acquisition of all Orezone shares by IAMGold. Gold Fields subsequently disposed of the IAMGold shares for a cash consideration of $33.4 million in fiscal year ended June 30, 2009, realizing a profit of $7.2 million.

(c) Far South East Project

On March 22, 2012, Gold Fields exercised its 40% option in the gold-copper Far Southeast Project, or FSE, in the Philippines after making a $110 million payment. On September 20, 2010 Gold Fields entered into two option agreements with Lepanto the 60% owner of FSE, and Liberty the 40% owner of FSE, granting Gold Fields an option to acquire a 60% interest in FSE for a total consideration of $340-million.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

After paying option fees of $10.0 million and making two down-payments of $44 million and $66 million in September 2010 and September 2011 respectively, Gold Fields brought forward half of the remaining $220 million payment to acquire Liberty’s 40% interest in FSE. Gold Fields continues to hold its option to acquire an additional 20% stake in FSE from Lepanto for a further US$110 million, which, if exercised, would increase its total interest in FSE to 60%.

The Liberty and Lepanto options were initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a Financial or Technical Assistance Agreement, or FTAA, for the project. A FTAA licence allows a foreign corporation to control a majority interest in a Philippine mining project. Notwithstanding this provision, Gold Fields has the discretion to exercise either option prior to the FTAA being granted. The FTAA application for the FSE project was filed in November 2011 and based on the date of the filing Gold Fields expects it could be granted in the second half of 2012. Gold Fields also expects to have a maiden resource statement for FSE and commence a pre-feasibility study later this year. See “—Growth & International Projects—International Projects—Far Southeast Scoping Study”.

(d) The Mankayan Project

On October 4, 2011, Gold Fields entered into an option agreement with Bezant Resources PLC (Bezant), or Bezant, to acquire the entire issued share capital of Asean Copper Investments Limited, or Asean, which is incorporated in the British Virgin Islands, a wholly owned subsidiary of Bezant. Asean holds Bezant’s entire interest in the Guinaoang porphyry copper-gold deposit (the Mankayan project) located on Luzon Island in the Philippines.

Gold Fields paid an upfront non-refundable option fee of $7.0 million and was granted the option to acquire the entire issued share capital of Asean for $63.0 million. The option can be exercised from the date upon which it is granted until expiry on January 31, 2013. The Mankayan project is located approximately four kilometers east of the FSE deposit.

(e) Ghana Operations

On June 22, 2011, Gold Fields acquired the 18.9% minority stake of IAMGold Corporation, or IAMGold, in the Tarkwa and Damang gold mines in Ghana, for a cash consideration of U.S.$667 million, increasing Gold Fields’ interest in each of the Tarkwa and Damang gold mines from 71.1% to 90.0%, the remaining 10.0% interest being held by the government of Ghana.

(f) Peru Operations

On March 22, 2011, Gold Fields Corona (BVI) Limited, a wholly owned subsidiary of Gold Fields made a voluntary purchase offer to acquire the outstanding common voting shares and investment shares of Gold Fields La Cima S.A.A., or La Cima, that were not already owned. The offer closed on April 15, 2011. With the closing of the offer and with further purchases of shares after that date, Gold Fields’ effective economic shareholding in La Cima increased to 98.5% from 80.7% for a total cash consideration of U.S.$382 million. La Cima holds the Cerro Corona mine in Peru.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

4.	FINANCE EXPENSE

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June, 30
	2011	2010	2010	2009
Interest expense—Mvelaphanda loan	—	—	—	(34.9)
Interest expense—preference share dividend	(1.3)	(3.1)	(5.9)	(9.8)
Interest expense—other	(62.3)	(33.3)	(65.8)	(92.8)

Total finance expense	(63.6)	(36.4)	(71.7)	(137.5)
Capitalized interest	9.3	4.7	6.5	63.6

	(54.3)	(31.7)	(65.2)	(73.9)

5.	INCOME AND MINING TAX EXPENSE

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June 30,
	2011	2010	2010	2009
Current income taxes
South Africa	(108.3)	(39.0)	(67.7)	(101.6)
Ghana	(180.5)	(73.4)	(98.6)	(34.2)
Australia	(35.9)	—	(16.5)	(21.0)
Peru	(111.7)	(47.1)	(51.2)	(16.1)

Current income and mining taxes	(436.4)	(159.5)	(234.0)	(172.9)

Deferred income taxes
South Africa	(70.1)	44.9	(58.6)	(37.5)
Ghana	(12.0)	4.5	(28.1)	(24.7)
Australia	(51.3)	(22.9)	(12.3)	(12.8)
Peru	17.8	(0.8)	(25.4)	(16.7)

Deferred income and mining taxes	(115.6)	25.7	(124.4)	(91.7)

Total income and mining taxes	(552.0)	(133.8)	(358.4)	(264.6)

The Company’s pre-tax income before, impairment of equity investee and share of equity investee’s share of losses comprise:

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June 30,
	2011	2010	2010	2009
South Africa	378.5	(221.0)	192.0	269.9
Ghana	624.9	216.8	343.1	140.7
Australia	258.8	77.3	55.7	92.3
Peru	241.1	139.4	164.6	82.7
British Virgin Islands(1)	4.5	(17.7)	96.0	(34.4)

	1,507.8	194.8	851.4	551.2

(1)	The pre-tax loss relates to non-operating entitites, incorporated in the British Virgin Islands, includes impairment of investments for fiscal year ended December 31, 2011; net gain on disposal of

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

investments in the six-month period ended December 31, 2010, a net gain on disposal of investments and impairment of investments in fiscal year ended June 30, 2010 and a net loss on disposal and impairment of listed investments in fiscal year ended June 30, 2009.

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June, 30
	2011	2010	2010	2009

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. The applicable tax rates are:

South Africa:
Mining statutory rate	43.0%	43.0%	43.0%	43.0%
Non-mining income standard tax rate	35.0%	35.0%	35.0%	35.0%
Non-mining companies	28.0%	28.0%	28.0%	28.0%
Ghana	25.0%	25.0%	25.0%	25.0%
Australia	30.0%	30.0%	30.0%	30.0%
Peru	30.0%	35.6%	35.6%	35.6%
Major items causing the Group’s income tax provision to differ from the South African mining statutory rate were:
Tax on net income at South African mining statutory rate	(648.4)	(83.7)	(366.1)	(237.0)
Rate adjustment to reflect company tax rates.	239.2	74.3	62.7	49.1
South African mining tax formula rate adjustment	11.9	10.4	16.6	27.7
Valuation allowance raised against deferred tax assets	—	—	(8.3)	(17.5)
Reversal of valuation allowance previously raised against deferred tax assets	22.0	10.3	0.1	2.7
Non taxable income/non deductible expenditure[1]	(199.0)	(197.6)	27.4	(54.4)
South African capital gains tax	—	—	(23.9)	—
Royalties[2]	—	—	(71.6)	(37.7)
Deferred tax release on reduction of tax rate at the Peruvian operation (six months ended December 31, 2010: South African operations)	9.1	61.3	—	—
Other	13.2	(8.8)	4.7	2.5

Income and mining tax expense	(552.0)	(133.8)	(358.4)	(264.6)

(1)

The $199.0 million (six months ended December 31, 2010: $197.6 million) non-deductible expenditure comprises mainly $nil (six months ended December 31, 2010: $128.0 million) empowerment transaction costs, $24.5 million (six months ended December 31, 2010: $11.6 million) share-based-compensation, $92.8 million (six months ended December 31, 2010: $25.9 million) exploration, feasibility and

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

evaluation costs and $35.9 million (six months ended December 31, 2010: $12.6 million) National Stabilization Levy in Ghana.

(2)	The classification of royalty expense at the Group’s operations requires judgement, particularly at the Groups’ South African and Ghanian operations, where the percentages to be applied in calculating royalties are influenced by the expenses incurred in generating those product sales (and therefore the profitability of the operations). In light of the continued increase in royalties at the Group’s international operations, and the fact that changes to the calculation of royalties in Ghana, representing the largest component of consolidated royalty expense, changed to a predetermined 5% of product sales (regardless of the operating margin), Gold Fields changed the classification of royalty expense in its consolidated financial statements from a component of “income and mining taxes” to “other expenses” in its consolidated statements of operations starting with the six months ended December 31, 2010. Given the change in circumstances, Gold Fields considered it appropriate to change the presentation on a prospective basis.

(3)	No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries. It is management’s intention that these earnings will be permanently re-invested into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. In the event that the Group repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and accordingly, the Group has determined that it is impractical to estimate the amount of deferred tax liability on such unremitted earnings.

(4)	The Group does not have any uncertain tax positions which will more likely than not result in changes to tax liabilities.

Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2011, December 31, 2010 and June 30, 2010 relate to the following:

	December 31, 2011	December 31, 2010	June 30, 2010
Deferred income and mining tax liabilities
Mining assets	1,803.8	2,119.8	1,978.0
Investments held by environmental trust funds	77.3	59.3	51.0
Inventory	9.3	9.3	8.9
Other	45.8	—	41.1

Gross deferred income and mining tax liabilities	1,936.2	2,188.4	2,079.0

Provisions, including rehabilitation accruals	(149.0)	(130.4)	(122.3)
Tax losses	(278.1)	(515.0)	(536.7)
Unredeemed capital expenditure	(630.0)	(648.6)	(625.1)
Other	(3.7)	(21.6)	—

Gross deferred income and mining tax assets	(1,060.8)	(1,315.6)	(1,284.1)
Valuation allowance for deferred tax assets	152.4	192.5	195.3

Total deferred income and mining tax assets	(908.4)	(1,123.1)	(1,088.8)

Net deferred income and mining tax liabilities	1,027.8	1,065.3	990.2
Less short term portion of deferred income and mining tax (included in accounts payable and provisions)	(8.4)	(13.5)	(7.7)

Net deferred income and mining tax liabilities	1,019.4	1,051.8	982.5

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

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of December 31, 2011, December 31, 2010 and June 30, 2010. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for Living Gold (Pty) Limited, Gold Fields Operations, or GFO, and GFI Joint Venture Holdings, or GFIJVH, which also include unredeemed capital expenditure.

	December 31, 2011	December 31, 2010	June 30, 2010
Orogen Investments SA (Luxembourg)	39.2	40.9	43.7
Gold Fields Arctic Platinum Oy	30.3	28.3	26.2
Living Gold (Pty) Limited	3.9	6.5	5.6
Gold Fields Operations	33.2	53.1	55.0
GFI Joint Venture Holdings	44.6	62.2	63.6
Other	1.2	1.5	1.2

	152.4	192.5	195.3

The Group has tax losses available of $130.8 million (December 31, 2010: $136.5 million and June 30, 2010: $145.3 million) at Orogen Investments SA (Luxembourg), or Orogen, which can only be used to offset future interest income generated by Orogen. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for five (5) years. All losses incurred by Orogen were incurred subsequent to December 31, 1990.

The Group had tax losses at Gold Fields Australia (Pty) Limited of $nil million at December 31, 2011 (December 31, 2010: $177.6 million and June 30, 2010: $251.9 million). Tax losses may be carried forward indefinitely.

As at December 31, 2011, December 31, 2010 and June 30, 2010 the Group had unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its operations as follows:

	December 31, 2011	December 31, 2010	June 30, 2010
Unredeemed capital expenditure:
Beatrix Division of GFI Mining South Africa (Pty) Limited	—	117.6	140.2
Gold Fields Operations	608.4	587.3	462.1
GFI Joint Venture Holdings	1,049.4	1,119.6	936.2

	1,657.8	1,824.5	1,538.5

The Group has estimated capital allowances to be offset against future income:
Abosso Goldfields Limited	—	—	15.5
Gold Fields La Cima S.A.A	507.9	163.6	710.1

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The estimated capital allowances do not have an expiration date. In terms of current Ghanaian taxation legislation, tax losses not utilized by Gold Fields Ghana Limited, or GF Ghana, and Abosso Goldfields Limited, or Abosso, are forfeited after five (5) years. GF Ghana, Abosso and Gold Fields La Cima, or La Cima, currently have no tax losses available for utilization against future profits.

	December 31, 2011	December 31, 2010	June 30, 2010
Estimated assessed tax losses:
Gold Fields Operations	484.4	653.2	600.4
GFI Joint Venture Holdings	12.6	67.5	81.5
Gold Fields Australia Pty Limited	—	177.6	251.9
Gold Fields Group Services (Pty) Limited	10.0	2.0	—
Golden Oils (Pty) Limited	1.2	1.4	1.0
Agrihold (Pty) Limited	1.9	2.3	2.1
Golden Hytec Farming (Pty) Limited	1.1	1.4	1.2
Living Gold (Pty) Limited	14.1	23.1	20.1

	525.3	928.5	958.2

These future deductions may be utilized against income generated by the individual tax entity concerned and do not expire unless the tax entity ceases to commercially operate for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilized by the tax entities in which the deductions have been generated.

Tax years open for assessments
South Africa(1)	2001-2010
Ghana(2)	All years open
Australia(3)	2002-2010
Peru(4)	2005-2010

Notes:

(1)	The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to 3 years after the assessments were issued.

(2)	The Ghanaian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity for any year without limitation to the years which may be reassessed.

(3)	The Australian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

(4)	The Peruvian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

It is possible that the Group will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. The Group cannot estimate the amounts of possible changes as a result of an assessment.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

6.    EARNINGS PER SHARE

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June, 30
	2011	2010	2010	2009
BASIC EARNINGS PER SHARE
Net income attributable to Gold Fields shareholders	881.5	12.6	391.0	160.9
Shares outstanding—beginning of year	720,796,887	705,903,511	704,749,849	653,200,682
Weighted average number of shares issued	1,579,341	5,108,162	614,351	17,127,580

Weighted average number of shares issued at the end of the year	722,376,228	711,011,673	705,364,200	670,328,262

Basic earnings per share	1.22	0.02	0.55	0.24

DILUTED EARNINGS PER SHARE
Net income attributable to Gold Fields shareholders	881.5	12.6	391.0	160.9
Weighted average number of shares issued at the end of the year	722,376,228	711,011,673	705,364,200	670,328,262
Effect of dilutive securities	8,411,270	8,677,377	9,185,642	7,462,470

	730,787,498	719,689,050	714,549,842	677,790,732

Diluted earnings per share	1.21	0.02	0.55	0.24

7.    RECEIVABLES

	December 31, 2011	December 31, 2010	June 30, 2010
Product sale trade receivables	169.7	168.8	130.9
Other trade receivables	23.7	32.4	21.1
Deposits	0.1	0.2	5.4
Value added tax	65.3	92.9	106.4
Interest receivable	0.4	0.7	—
Payroll debtors	12.6	13.3	8.4
Prepayments (1)	198.0	78.7	17.1
Other	13.6	24.4	16.1

	483.4	411.4	305.4

(1)	Includes $120 million for the FSE Project and $7.0 million for the Bezant’s Mankayan Project (December 31, 2010: $54 million for the FSE project and nil for Bezant; fiscal year ended June 30, 2010: $nil).

8.    INVENTORIES

	December 31, 2011	December 31, 2010	June 30, 2010
Ore stockpiles	63.7	57.8	61.1
Gold in-process	26.9	31.5	33.7
Consumable stores	205.5	156.4	134.3
Other	1.6	10.6	5.8

	297.7	256.3	234.9

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2011	December 31, 2010	June 30, 2010
Cost	12,083.9	12,771.6	11,038.9
Accumulated depreciation and amortization	(5,067.1)	(5,289.6)	(4,399.2)

	7,016.8	7,482.0	6,639.7

Mining properties, mine development costs, mine plant facilities and mineral interests	6,021.3	6,940.4	6,396.1
Asset retirement costs	112.3	108.2	94.1
Other non-mining assets	883.2	433.4	149.5

	7,016.8	7,482.0	6,639.7

Included in property, plant and equipment is cumulative capitalized interest, net of amortization, relating to the following assets:
South African operations	32.5	23.3	18.6
Tarkwa Mine	14.4	15.9	16.6
Cerro Corona	75.4	81.3	84.5

	122.3	120.5	119.7

Depreciation of property, plant and equipment amounted to $745.3 million (six months ended December 31, 2010: $389.4 million; fiscal year ended June 30, 2010: $631.1 million).

Fleet assets amounting to $80.7 million have been pledged as security for the $60 million senior secured revolving credit facility.

On August 27, 2009, Gold Fields reached agreement with Morgan Stanley Bank to terminate, for A$308 million ($257.1 million), the royalty agreement between St. Ives Gold Mining Company Pty Limited, or St. Ives, and Morgan Stanley Bank’s subsidiaries. The terminated royalty agreement required St. Ives to pay a 4% net smelter volume royalty on all of its revenues once total gold produced from November 30, 2001 exceeded 3.3 million ounces which was triggered early in fiscal year ended June 30, 2009, and provided that if the gold price exceeded A$600 per ounce, to pay an additional 10% of the revenue difference between the spot gold price, in Australian dollars per ounce, and the price of A$600 per ounce.

In fiscal year ended June 30, 2010, Gold Fields acquired, for cash, 100% of Glencar Mining Plc., or Glencar Mining, a company whose principal asset, and only defined resource, is the Komana project in Southern Mali, West Africa. The cash consideration paid was $43.0 million.

10.	GOODWILL

	December 31, 2011	December 31, 2010	June 30, 2010
Balance at beginning of the year	1,295.2	1,154.9	1,084.7
Translation adjustment	(219.8)	140.3	70.2

Balance at end of the year	1,075.4	1,295.2	1,154.9

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

Goodwill is tested for impairment on an annual basis at the end of each fiscal year or transition period. In addition, the Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount of a reporting unit may not be recoverable. For goodwill impairment testing purposes, Gold Fields estimated the fair value of the South Deep reporting unit. The process for determining fair value is subjective as gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value and requires management to make numerous assumptions. The net asset value represents a discounted cash flow valuation based on expected future cash flows. The expected future cash flows used to determine the fair value of the reporting unit are inherently uncertain and could materially change over time. They are significantly affected by a number of factors, including, but not limited to, reserves and production estimates, together with economic factors such as the spot gold price and foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates. Therefore it is possible that outcomes within the next fiscal year that are materially different from the assumptions used in the impairment testing process could require an adjustment to the carrying values.

Based on management’s assessment, no impairment to the goodwill was required at December 31, 2011. Management’s estimates and assumptions for the goodwill impairment test include:

•

Long-term gold price as follows:—fiscal 2012: R400,000 per kilogram ($1,700 per ounce at an exchange rate of R7.32 to $1.00).—fiscal 2013: R385,000 per kilogram ($1,600 per ounce at an exchange rate of R7.48 to $1.00).—after fiscal 2013: R375,000 per kilogram ($1,500 per ounce at an exchange rate of R7.78 to $1.00).

•	‘The South Deep life of mine is estimated at 69 years.

•	A range of discount rates of 5.1%—6.2% based on a calculated weighted average cost of capital to Gold Fields;

•	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	Expected cash flows associated with value beyond proven and probable reserves.

11. NON-CURRENT	INVESTMENTS

	December 31, 2011	December 31, 2010	June 30, 2010
Listed investments (a)	77.3	124.4	76.8
Unlisted investments	2.6	1.7	1.3
Investments held by environmental trust funds (b)	161.5	168.6	133.8
Equity investees (c)	28.2	30.2	29.6
Other investments	2.6	19.4	12.8

	272.2	344.3	254.3

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(a)	Listed investments mainly consist of:

	December 31, 2011		December 31, 2010		June 30, 2010
	Number of shares	Market value, $ per share	Number of shares	Market value, $ per share	Number of shares	Market value, $ per share
Evolution Mining Limited	15,535,016	1.62	—	—	—	—
GoldQuest Mining Corporation	13,962,500	0.08	13,962,500	0.39	13,962,500	0.11
Northam Platinum	7,820,169	3.75	—	—	—	—
Atacama Pacific Gold Corporation	4,945,598	3.79	4,945,598	3.22	—	—
Gran Columbia Gold Corporation	1,585,274	0.40	—	—	—	—
Medoro Resources Limited	—	—	1,321,062	2.30	3,963,186	0.69
Mvelaphanda Resources Limited (1)	—	—	8,397,858	7.29	8,397,858	6.16
Gold One International Limited	—	—	12,500,000	0.33	12,500,000	0.26
Conquest Mining Limited	—	—	51,783,388	0.58	51,783,388	0.30

(1)	Three million of the Mvelaphanda Resources Limited, or Mvelapanda, shares were subject to a scrip lending agreement at December 31, 2010 - see note 13 (e).

Details of the listed investments are as follows:

	December 31, 2011	December 31, 2010	June 30, 2010
Fair value	77.3	124.4	76.8
Cost	68.4	82.5	68.3

Net unrealized gain	8.9	41.9	8.5

The net gain comprises:
Gross unrealized gains	15.2	42.3	10.9
Gross unrealized losses	(6.3)	(0.4)	(2.4)

	8.9	41.9	8.5

The gross unrealized loss comprises the following number of equity instruments none of which have been in a continuous unrealized loss position for more than 12 months. :	8	3	4

Realized gain/(loss) reclassified from equity on disposal of listed investments ($ million)	6.6	(0.4)	99.2

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

(c)	Equity investees comprise the following:

		Ownership %			Market value
Investment	Description of business	December 31, 2011	December 31, 2010	June 30, 2010	December 31, 2011	December 31, 2010	June 30, 2010
Rusoro Mining Limited	Gold mining	26.4	26.4	26.4	13.2	51.3	31.1
Rand Refinery Limited	Refining of gold bullion and by-products	34.9	34.9	34.9	*	*	*
Timpetra Resources Limited	Resource exploration	21.8	N/A	N/A	1.2	N/A	N/A

*	—Not readily determinable

The carrying value of the equity investment in Rusoro Mining Limited, or Rusoro:

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	20.0	18.2	48.4
Share of results, net of tax	—	1.8	(31.1)
Impairment	(6.8)	—	—
Other comprehensive income	—	—	0.8

Closing balance	13.2	20.0	18.2

Rusoro, a company listed on the TSX Venture Exchange, is a junior gold producer with a large land position in the Bolivar State gold region of southern Venezuela. Gold Fields interest in Rusoro remeined unchanged at 26.4% at December 31, 2011 and 2010 and June 30, 2010.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The summarized financial information of Rusoro, is shown below:

	December 31, 2011	December 31, 2010	June 30, 2010
Balance sheet:
Current assets	72.2	69.3	64.3
Non-current assets	917.8	957.3	956.7
Current liabilities	133.2	101.8	95.1
Non-current liabilities	208.7	346.9	355.5
Shareholders’ equity excluding non controlling interest	646.0	576.7	570.4

Results for the period(1)
Revenues	118.6	42.7	98.5
Gross (loss)/income	(2.2)	3.2	9.4
Net income/(loss)	0.3	7.4	(117.6)

(1)	The results of Rusoro for the Gold Fields’ fiscal year ended December 31, 2011 are for the nine months to September 2011 (six months ended December 31, 2010: three months ended September 30, 2010; fiscal year ended June 30, 2010).

The Group acquired its interest in Rusoro on November 30, 2007.

The carrying value of the equity investment in Rand Refinery Limited, or Rand Refinery:

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	10.2	11.4	2.8
Share of profits recognized	5.0	3.1	8.4
Dividend receivable	—	(5.4)	—
Translation	(2.3)	1.1	0.2

Closing balance	12.9	10.2	11.4

During the fiscal years ended December 31, 2011 and June 30, 2010, the Company did not receive dividends from Rand Refinery. In the six months ended December 31, 2010, $5.4 million was received in dividends.

Rand Refinery acts as a sale agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable. At December 31, 2011 an amount of $63.9 million was owing from Rand Refinery (December 31, 2010: $41.9 million; June 30, 2010: $64.1 million) and was included in Receivables.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

12.	ACCOUNTS PAYABLE AND PROVISIONS

	December 31, 2011	December 31, 2010	June 30, 2010
Trade payables	196.3	206.1	158.3
Accruals	301.1	275.4	219.9
Payroll and other compensation	67.5	64.9	72.8
Leave pay accrual	68.3	71.8	61.8
Dividends payable	3.0	8.4	—
Short-term portion of the South Deep Dividend liability	3.4	2.7	—
Foreign levies payable	—	10.8	—
Short term portion of deferred income and mining tax	8.4	13.5	7.7
Other	21.9	17.0	31.4

	669.9	670.6	551.9

13.	SHORT-TERM AND LONG-TERM LOANS

	December 31, 2011	December 31, 2010	June 30, 2010
Collateralized
—Split-tenor revolving credit facility (a)	500.0	—	430.0
—Syndicated revolving loan facility (b)	—	—	—
—Project finance facility (c)	—	—	100.0
—Preference shares (d)	—	91.4	96.3
—Scrip loan (e)	—	21.4	19.0
—Non-revolving Senior Secured Term Loan (f)	150.0	190.0	—
—$1 Billion Notes Issue (g)	987.7	986.6	—
—$1 Billion syndicated revolving credit facility (h)	220.0	—	—
—$60 million senior secured revolving credit facility (i)	50.0	—	—
Uncollateralized
—Domestic Medium Term Notes Program (j)	—	108.9	475.8
—Short-term syndicated facility (k)	—	—	—
—Other loans (l)	—	—	—

	1,907.7	1,398.3	1,121.1

Short-term loans and current portion of long-term loans	(547.0)	(261.7)	(691.1)

Total long-term loans	1,360.7	1,136.6	430.0

(a) Split-tenor revolving credit facility

On May 16, 2007, GFIMSA, Orogen and GFO entered into a $750 million split-tenor revolving credit facility consisting of a $250 million 364-day revolving tranche with a twelve-month term out option, or Facility A, and a $500 million five-year revolving tranche, or Facility B.

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

Facility A was repaid in full on May 15, 2009. On September 17, 2009, Gold Fields utilized $259 million of the proceeds from the sale of the shares in Eldorado Gold Corporation, or Eldorado, to fully settle GFO borrowings under facility B. Subsequently, on various dates, Orogen drew down $221 million to refinance more expensive debt under the $311 million syndicated revolving loan facility. Orogen also repaid $32 million during year. On August 26, 2010, Orogen drew down a further $70 million and on October 8, 2010, repaid the full $500 million drawn under Facility B using proceeds of the $1 billion Notes issue. On March 22, 2011, Orogen drew down $420 million to fund the acquisition of the noncontrolling interests in La Cima. On May 26, 2011, Orogen repaid $40 million. On June 22, 2011, Orogen drew down $120 million under this facility to partially fund the acquisition of IAMGold’s 18.9% noncontrolling interests in the Ghanaian operations. The outstanding borrowings of Orogen, all under Facility B, at December 31, 2011 and 2010 were $500 million and $nil million respectively (June 30, 2010: $430 million). The loan under Facility B bore interest at LIBOR plus a margin of 0.30% per annum. Borrowings under the Revolving Credit Facility were guaranteed by Gold Fields, GFIMSA, Gold Fiels Holding Company (BVI) Limited, or GF Holdings, Orogen, GFO and Newshelf 899 (Proprietary) Limited, or Newshelf.

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	—	430.0	498.5
Loans advanced, net of transaction costs	540.0	70.0	221.0
Loan repayments	(40.0)	(500.0)	(289.5)

Closing balance	500.0	—	430.0

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

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen and GFO.

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	—	—	72.0
Loans advanced	—	—	200.0
Loan repayments	—	—	(272.0)

Closing balance	—	—	—

(c) Project Finance Facility

On November 14, 2006, La Cima entered into a $150 million project finance facility with a number of lenders. The purpose of the facility was to finance the project costs related to the development of the Cerro Corona copper-gold porphyry deposit located in the Hualgayoc province in the Cajamarca region in northern Peru.

The loan bore interest at a margin over LIBOR of:

—	0.45% during the pre-completion phase (i.e. prior to the financial completion date), and

—	between 1.25% and 1.75% thereafter.

Scheduled principal payments were in 16 semi-annual instalments of various amounts ranging from 4.75% to 6.75% of the principal amount. The final instalment was due on the tenth anniversary of the signing date. Principal and voluntary repayments during fiscal 2011 was $nil (six months ended December 31, 2010: $100 million; fiscal 2010: $50 million). The outstanding loan balances at December 31, 2011 and 2010 were $nil (June 30, 2010: $100 million).

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

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	—	100.0	150.0
Loan repayments	—	(100.0)	(50.0)

Closing balance	—	—	100.0

(d) Preference shares

On December 24, 2007 Gold Fields issued R1.2 billion of non-convertible redeemable preference shares, or the Preference Shares, to Rand Merchant Bank, or RMB, a division of First Rand Bank Limited. The dividend rate payable is a floating rate that increases from 22% to up to 61% of the prime lending rate quoted by First Rand Bank Limited, or the Prime Rate, over the life of the Preference Shares. In certain circumstances, the dividend rate increases to 61% of the Prime Rate in the event the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The purpose of the Preference Shares was to refinance existing credit facilities.

On October 10, 2008, $61.0 million of the outstanding Preference Shares were repaid. In addition, a preference dividend of $2.5 million was also paid on the same date. On December 15, 2010, Gold Fields declared and paid $19.3 million of the preference dividend. On the same date, the redemption date of January 24, 2011 was extended to September 15, 2011. The Preference Shares were redeemable earlier on a date as agreed between the holder and Gold Fields. On March 31, 2011, Gold Fields redeemed the entire outstanding balance paying $90.0 million, which included a dividend of $1.5 million.

The Preference Shares were guaranteed by GFIMSA, Orogen, Newshelf and GFO.

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	91.4	96.3	84.9
Preference share dividend	1.3	3.0	5.9
Redemptions	(90.0)	(19.3)	—
Other	(2.3)	—	—
Translation	(0.4)	11.4	5.5

Closing balance	—	91.4	96.3

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(e) Scrip loan

On March 26, 2010, GFL Mining Services, or GFLMS, entered into a Scrip Lending agreement with a South African Bank in terms of which GFLMS agreed to lend 3 million of its securities in Mvelaphanda for an initial cash collateral of $19.5 million (R144 million). The market value of the collateral delivered by the bank to GFLMS on each settlement date shall represent not less than the market value of the loaned securities on that date together with a margin of 5% per annum.

The agreement provides for the substantial risks and rewards on ownership inherent in the securities to be retained by GFLMS (i.e. equity price risk) and as a consequence, GFLMS has transferred the legal right to receive cash flows (dividends) on the securities loaned to the bank. The agreement was set to terminate on March 26, 2011. In the event of unbundling of the assets of Mvelaphanda before the termination date, the agreement would terminate within thirty days of unbundling and GFLMS would be entitled to receive the unbunbled assets.

Subsequent to December 31, 2010, Mvelaphanda unbundled certain of its assets and in accordance with the terms of the agreement the loaned unbundled securities were returned and the collateral was repaid on February 28, 2011. A new scrip lending agreement was entered into between the parties with the same terms and conditions as the original agreement whereby GFLMS agreed to lend another three million of its securities in Mvelaphanda for a cash collateral of R127 million ($18.2 million). The loaned securities were returned and the collateral was repaid on April 5, 2011 and the new agreement was cancelled on the same date.

Interest on the cash collateral held was calculated based on one month JIBAR rate and accrued daily and compounded monthly in arrears. The first interest settlement was on June 24, 2010. In terms of the agreement, the next interest payment date was on final settlement of the loan.

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	21.4	19.0	—
Interest	0.3	—	—
Loans advanced	18.2	—	19.5
Loans repaid	(39.6)	—	—
Translation	(0.3)	2.4	(0.5)

Closing balance	—	21.4	19.0

At December 31, 2011, the value of the loaned securities was $nil (December 31, 2010: $21.9 million; June 30, 2010: $19.0 million). The outstanding liability against these securities was $nil, $21.4 million and $19.0 million on December 31, 2011, December 2010 and June 30, 2010, respectively.

(f) Non-revolving Senior Secured Term Loan

On September 17, 2010, La Cima entered into a non-revolving senior secured term loan for up to $200 million with The Bank of Nova Scotia and Banco de Credito del Peru. The purpose of this facility was to repay the Gold Fields outstanding subordinated loans with its affiliates and to finance its working capital requirements.

On September 22, 2010, the lenders advanced $200 million to La Cima under this facility. The facility amount is repayble in 20 equal quarterly instalments of $10 million each. During fiscal year ended December 31, 2011, $40 million was repaid (six months ended December 31, 2010: $10 million; fiscal year ended June 30, 2010: $nil).

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The final maturity of this facility is five years from the disbursement date.

Borrowings under the non-revolving senior secured term loan are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima will be subject to an account control agreement and a first ranking charge in favor of the lenders. This facility will be non-recourse to the rest of the Group.

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	190.0	—	—
Loans advanced	—	200.0	—
Loans repaid	(40.0)	(10.0)	—

Closing balance	150.0	190.0	—

(g) $1 Billion Notes Issue

On September 30, 2010, Orogen issued $1,000,000,000 4.875% guaranteed notes due October 7, 2020, or the Notes. The payment of all Notes is unconditionally and irrevocably guaranteed by Gold Fields Limited, GFIMSA, GFO and GF Holdings, or together, the Guarantors, on joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment amoung themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

The transaction costs of U.S.$13.6 million were deducted from the liability on initial measurement. These costs will unwind over the period of the Notes as an interest expense.

Gold Fields used a portion of the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and the balance of the net proceeds for general corporate purposes.

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	986.6	—	—
Notes Issued, net of transaction costs	—	986.4	—
Unwinding of transaction costs	1.1	0.2	—

Closing balance	987.7	986.6	—

(h) $1 billion syndicated revolving credit facility

On June 20, 2011, GFIMSA, Orogen and GFO entered into a $1 billion syndicated revolving loan facility with an option to increase the Facility to $1.1 billion within six months from signing date, which option was not exercised. The purpose of the facility is to refinance an existing facility, for general corporate purposes and working capital. The final maturity date of this facility is June 20, 2016.

The facility bears interest at LIBOR plus a margin of 1.20% per annum. Where the utilization under the facility is greater than 33 1/3% and less than or equal to 66 2/3%, a utilization fee of 0.20% per annum will be payable on the amount of utilizations. Where the utilization under the facility is greater than 66 2/3%, a utilization fee of 0.40% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.42% per annum.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

On June 22, 2011, Orogen drew down $450.0 million under this facility to partially fund the acquisition of IAMGold’s 18.9% stake in the Ghanaian operations. On August 22, 2011 and September 22, 2011, Orogen repaid $75.0 million and $105.0 million respectively under this facility. On November 16, 2011, Orogen drew down $33.0 million which was repaid on December 19, 2011. In addition, Orogen repaid $50.0 million on December 23, 2011 under this facility.

The outstanding borrowings under this facility at December 31, 2011 were $220.0 million (six months ended December 2010: $nil; fiscal year ended June 30, 2010, $nil).

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, GFIMSA, GF Holdings, Orogen, Newshelf and GFO.

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	—	—	—
Loans advanced	483.0	—	—
Repayments	(263.0)	—	—

Closing balance	220.0	—	—

(i) $60 million senior secured revolving credit facility

On December 22, 2010, GF Ghana and Abosso entered into a $60 million reducing senior secured revolving credit facility, which became available on February 21, 2011. The available facility amount reduces annually on each anniversary date from $60 million to $43 million to $35 million in the last and final year with the final maturity date being February 21, 2014. The purpose of this facility is for general corporate purposes, working capital purposes and/or capital expenditure purposes, including the purchase of a yellow vehicle fleet.

The loan bears interest at LIBOR plus a margin of 2.85% per annum. The borrowers are required to pay a quarterly commitment fee of 1.30% per annum.

Borrowings under the facility are guaranteed by GF Ghana and Abosso and furthered secured by the registration of security over certain fleet vehicles owned by GF Ghana and Abosso, or the Secured Assets. In addition, the lenders are noted as first loss payees under the insurance contracts in respect of the Secured Assets and are assigned the rights under the maintenance contracts between certain suppliers of the Secured Assets. This facility is non-recourse to the rest of the Group.

On February 25, 2011, Abosso drew down $20.0 million under this facility and subsequently repaid the full loan on various dates of which the last payment was on July 26, 2011. On November 28, 2011, GF Ghana drew down $50.0 million. The outstanding borrowings for GF Ghana on December 31, 2011 were $50.0 million (December 31, 2010: $nil; June 30, 2010: $nil).

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	—	—	—
Loans advanced	70.0	—	—
Repayments	(20.0)	—	—

Balance at close	50.0	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(j) Domestic Medium Term Notes Progam

On April 6, 2009, Gold Fields established a R10 billion domestic medium term notes program, or the Program, in terms of which Gold Fields may, from time to time, issue notes denominated in any currency. The notes will not be subject to any minimum and maximum maturity and the maximum aggregate nominal outstanding amount of all notes will not exceed R10 billion. The Program has been registered with the bond market of the JSE Limited, or the JSE, and the notes issued can be listed on the JSE or not.

Under the Program, Gold Fields issued listed notes totaling $nil (six months ended December 31, 2010: $248.0 million; fiscal year ended June 30, 2010: $1,044.9 million) and settled listed maturing notes totaling $nil (six months ended December 31, 2010: $659.6 million; fiscal year ended June 30, 2010: $721.9 million). The different notes issued matured 3, 6 or 12 months from date of issue and bear interest at JIBAR plus a margin ranging from 0.56% to 1.00% per annum except for notes with a carrying value of $44.4 million which were at a Rand fixed rate of 8.48%.

The outstanding notes matured as follows:

•	$31.1 million (R217.0 million) on January 25, 2011;

•	$31.2 million (R218.0 million) on February 10, 2011; and

•	$43.0 million (R300.0 million) on March 2, 2011

The outstanding issued notes under the Program at December 31, 2011 were $nil (December 31, 2010: $108.9 million; June 30, 2010: $475.8 million).

The Notes under the Program were guaranteed by GFIMSA, GF Holdings, Orogen and GFO.

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	108.9	475.8	141.8
Notes issued	—	248.0	1,044.9
Settlements	(105.3)	(659.6)	(721.9)
Translation	(3.6)	44.7	11.0

Balance at close	—	108.9	475.8

(k) Short-term syndicated facility

In December 2008, GF Ghana entered into a twelve month $20 million syndicated facility. The facility was used for working capital requirements associated with the expansion of the carbon-in-leach, or CIL, plant at the Tarkwa mine and related capital expenditure. The loan bore interest at LIBOR plus a margin of 3.0% per annum.

On various dates during January and February 2009, GF Ghana drew down $20 million under the loan. The principal payments under the loan are scheduled monthly, beginning on June 30, 2009 as follows: $2 million for the first four months and $4 million for the last three months beginning June 30, 2009. The final instalment was due on December 31, 2009.

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	—	—	20.0
Loan advanced	—	—	—
Repayments	—	—	(20.0)

Closing balance	—	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(l) Other loans

	December 31, 2011	December 31, 2010	June 30, 2010
Opening balance	—	—	136.5
Loans advanced	56.7	39.4	134.5
Loans repaid	(56.7)	(41.9)	(284.1)
Translation	—	2.5	13.1

Closing balance	—	—	—

Short-term credit facilities: The Group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations. The total draw downs were $56.7 million (six months ended December 31, 2010: $39.4 million; fiscal year ended June 30, 2010: $134.5 million). Total repayments were $56.7 million (six months ended December 31, 2010: $41.9 million; fiscal year ended June 30, 2010: $284.1 million).

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

The facility bore interest at LIBOR plus a margin of 1.75% per annum. Where the utilization under the facility was equal to or greater than 50%, a utilization fee of 0.25% per annum would be payable on the amount of utilizations. Such utilization fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.70% per annum.

Borrowings under these facilities were guaranteed by Gold Fields, GF Holdings, GFO, Orogen, Newshelf and GFIMSA.

This facility was unutilized at December 31, 2010. The final maturity of this facility was September 30, 2013. The facility was cancelled and replaced on June 22, 2011 with the new U.S.$1 billion syndicated revolving credit facility.

R3.5 billion long-term revolving credit facilities: GFIMSA and GFO, or the Borrowers, entered into three separate revolving credit facilities totalling R3.5 billion with tenors between three and five years. The facilities will be utilized for capital expenditure, general corporate and working capital requirements and the refinancing of existing debt. These facilities were unutilized at December 31, 2011, December 31, 2010 and June 30, 2010.

These facilities bear interest at JIBAR plus a margin of between 1.95% and 3.00% per annum. The Borrowers are required to pay a commitment fee of between 0.75% and 0.90% per annum on the undrawn and un-cancelled amounts of the facility, calculated and payable either quarterly or semi-annually in arrears. In summary the facilities are:

—	a R1.0 billion ($123.0 million) revolving credit facility entered into on December 9, 2009 and maturing December 17, 2012;

—	a R500 million ($61.5 million ) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013; and

—

a R1.5 billion ($184.5 million) revolving credit facility entered into on May 6, 2009 and maturing June 10, 2014. This facility was cancelled and replaced with a new R2.0 billion ($246 million) revolving credit facility on December 19, 2011; and

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

—	a R2.0 billion ($246 million) revolving credit facility entered into on December 19, 2011 and maturing on December 17, 2016.

Borrowings under these facilities are guaranteed by Gold Fields, GF Holdings, GFO, Orogen, Newshelf and GFIMSA.

Debt maturity ladder

The combined aggregate maturities of short and long-term loans for each of the next five years at December 31, 2011 is tabulated below:

Maturity	December 31, 2011	December 31, 2010	June 30, 2010
1	547.0	261.7	691.1
2	48.0	40.0	430.0
3	75.0	40.0	—
4	30.0	40.0	—
Thereafter	1,207.7	1,016.6	—

	1,907.7	1,398.3	1,121.1

At December 31, 2011, the Group was in compliance with its debt covenants.

14.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Group has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	December 31, 2011	December 31, 2010	June 30, 2010
Asset retirement obligations
Opening balance	324.4	275.7	236.9
Addition to liabilities	18.7	12.3	11.9
Liabilities settled	(1.7)	(2.1)	(4.3)
Accretion of liability	24.9	10.9	19.3
Foreign currency translation adjustment	(29.4)	27.6	11.9

Balance at close	336.9	324.4	275.7

The Group intends to finance the ultimate rehabilitation costs of the South African operations from the monies invested with the environmental trust fund, ongoing contributions, as well as the proceeds of the sale of assets and gold from plant clean-up at the time of mine closure.

15.	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	December 31, 2011	December 31, 2010	June 30, 2010
Gold Fields Group (excluding South Deep) accrued post-retirement health care costs (a)	2.1	2.6	2.6
South Deep accrued post-retirement health care costs (b)	—	0.1	0.2

Gold Fields Group accrued post-retirement health care costs	2.1	2.7	2.8

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Group is exposed to obligations for post-retirement health care costs under the Group health care scheme. In the case of the South Deep health care scheme, the exposure was up to December 31, 2011.

(a) Group (excluding South Deep) accrued post-retirement health care costs

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.2 million in fiscal 2011 (six months ended December 31, 2010: $0.5 million; fiscal year ended June 30, 2010: $0.2 million). The obligation has been actuarially valued at December 31, 2011 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

The following table sets forth the funded status and amounts recognized by the Group (excluding South Deep) for post-retirement health care costs:

	December 31, 2011	December 31, 2010	June 30, 2010
Actuarial present value	2.1	2.6	2.6
Plan assets at fair value	—	—	—

Accumulated benefit obligation in excess of plan assets	2.1	2.6	2.6
Prior service costs	—	—	—
Unrecognized net (gain)/loss	—	—	—

Post-retirement health care liability	2.1	2.6	2.6

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	2.6	2.6	11.0
Service costs	0.1	(0.1)	0.9
Contributions paid	(0.2)	(0.5)	(0.2)
Release of cross subsidization liability	—	—	(9.7)
Foreign currency translation adjustment	(0.4)	0.6	0.6

Balance at end of year	2.1	2.6	2.6

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0% per annum (December 31, 2010: 8.0%; June 30, 2010: 8.0%) and a discount rate of 8.75% per annum (December 31, 2010: 8.75%; June 30, 2010: 9.0%).

	December 31, 2011	December 31, 2010	June 30, 2010
The net periodic benefit cost is explained as follows:
Service costs	0.1	(0.1)	0.9

Net periodic benefit cost	0.1	(0.1)	0.9

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for fiscal year ended December 31, 2011 by $0.03 million (six months ended December 31, 2010: $0.01 million; fiscal year ended June 30, 2010: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at December 31, 2011 would be an increase of $0.2 million (December 31, 2010: $0.3 million; June 30, 2010: $0.2 million). A one percentage point

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for the fiscal ended December 31, 2011 by $0.01 million (six months ended December 31, 2010: $0.01 million; fiscal year ended June 30, 2010: $0.01 million). The effect of this change on the accumulated post-retirement health care benefit obligation at December 31, 2011 would be a decrease of $0.2 million (December 31, 2010: $0.2 million; June 30, 2010: $0.2 million).

(b) South Deep accrued post-retirement health care costs

As part of the acquisition of South Deep, the post-retirement health care cost liability was assumed. The Group has certain liabilities to provide fixed monthly post-retirement medical benefits to certain pensioners and dependents of ex-employees. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.1 million (six months ended December 31, 2010: $0.1 million; fiscal year ended June 30, 2010: $0.1 million). The obligation was actuarially valued at December 31, 2011 and the outstanding contributions were funded until December 31, 2011, when the obligation was extinguished.

The following table sets forth the funded status and amounts recognized by the Group for post-retirement health care costs:

	December 31, 2011	December 31, 2010	June 30, 2010
Actuarial present value	—	0.1	0.2
Plan assets at fair value	—	—	—

Accumulated benefit obligation in excess of plan assets	—	0.1	0.2
Prior service costs	—	—	—
Unrecognized net (gain)/loss	—	—	—

Post-retirement health care liability	—	0.1	0.2

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	0.1	0.2	0.4
Service costs	—	—	—
Contributions paid	(0.1)	(0.1)	(0.1)
Release of cross subsidization liability	—	—	(0.2)
Foreign currency translation adjustment	—	—	0.1

Balance at end of year	—	0.1	0.2

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0% per annum (December 31, 2010: 8.0%; June 30, 2010: 8.0%) and a discount rate of 8.75% per annum (December 31, 2010: 8.75%; June 30, 2010: 9.0%).

	December 31, 2011	December 31, 2010	June 30, 2010
The net periodic benefit cost is explained as follows:
Service costs	—	—	—

Net periodic benefit cost	—	—	—

An increase or decrease in assumed health care trend rates would not have affected the interest cost for fiscal year ended December 31, 2011, six months ended December 31, 2010 and fiscal year ended June 30, 2010. A change in the medical inflation assumption did not affect the employer liability as the subsidy did not escalate.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

16.	EMPLOYEE BENEFIT PLANS

Retirement benefits

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the Company’s defined contribution plans for the fiscal year ended December 31, 2011 is $87.8 million (six months ended December 31, 2010: $43.0 million; fiscal 2010: $76.0 million; fiscal 2009: $57.0 million).

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

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price
			Rand	$
Outstanding at June 30, 2008	5,396,887	3,837,937	112.73	14.09
Granted during the year	2,616,171	1,311,271	108.90	12.09
Exercised and released	(73,954)	—	—	—
Forfeited	(880,240)	(539,582)	121.07	13.44
Conditions for vesting not met	(226,900)	—	—	—

Outstanding at June 30, 2009	6,831,964	4,609,626	111.50	13.83
Granted during the year	3,177,552	1,564,217	90.84	11.98
Exercised and released	(341,309)	—	—	—
Forfeited	(619,793)	(513,571)	109.40	14.43
Conditions for vesting not met	(609,751)	—	—	—

Outstanding at June 30, 2010	8,438,663	5,660,272	106.00	14.00
Granted during the period	381,115	307,070	103.66	14.52
Exercised and released	(355,779)	(13,329)	103.07	14.44
Forfeited	(753,918)	(683,416)	104.01	14.57
Conditions for vesting not met	(60,000)	—	—	—

Outstanding at December 31, 2010	7,650,081	5,270,597	105.53	15.63
Granted during the period	3,165,342	1,638,484	119.17	16.51
Exercised and released	(2,559,552)	(1,247,317)	111.06	15.38
Forfeited	(886,759)	(631,621)	110.69	15.33

Outstanding at December 31, 2011	7,369,112	5,030,143	107.91	13.27

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. The PVRS due to vest in fiscal year ended June 30, 2009 did not meet the vesting conditions. None of the PVRS granted during fiscal year ended December 31, 2011, the six months ended December 31, 2010 and fiscal year ended June 30, 2010 were exercisable on December 31, 2011.

At the time the 2005 Plan was first implemented, the release of PVRS was subject to, among other things, the Group’s relative performance on the Philadelphia XAU Index, or the XAU Index. In fiscal year ended June 30, 2008, it became evident that the XAU Index was not representative of Gold Fields’ peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields’ peer competitors. Accordingly instead of using the XAU Index, Gold Fields’ performance is therefore measured against only five gold mining companies whom it believes can be regarded as its peer competitors.

The incremental fair value resulting from the modification amounted to $17.1 million which was expensed over the remaining vesting period of the restricted shares.

In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. No SARS granted during the fiscal year ended December 31, 2011, the six months ended December 31, 2010 and fiscal year ended June 30, 2010 were exercisable on December 31, 2011. The average exercise price for SARS outstanding at December 31, 2011 was R107.91 ($13.27).

The following tables summarize information relating to the options outstanding at December 31, 2011.

	Outstanding options
	Price range		Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	$			Rand	$
Range of prices	60.00 – 84.99	7.38 – 10.45	3,400	2.95	69.48	8.55
	85.00 – 109.99	10.46 – 13.52	3,000,076	3.50	99.82	12.28
	110.00 – 134.99	13.53 – 16.60	1,991,517	4.28	120.20	14.79
	135.00 – 159.99	16.61 – 19.68	35,150	6.01	136.29	16.76

Total			5,030,143	3.83	107.91	13.27

The PVRS have not been included in the table above as they do not have an expiry date and are granted for no consideration.

GF Management Incentive Scheme: Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 311,225 ordinary shares were outstanding under The GF Management Incentive Scheme as of December 31, 2011 none of which were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 60.40 and Rand 140.66 per ordinary share and they expire between January 3, 2012 and August 18, 2013. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

The share option scheme may be amended from time to time by the Board of Directors and the trustees of the scheme in any respect (except in relation to amendments affecting: (1) the eligibility of participants under the scheme; (2) the formula for calculating the total number of ordinary shares which may be issued under the scheme; (3) the maximum number of options which may be acquired by any participant; (4) the option price formula; and (5) the voting, dividend and transfer rights attaching to options, which may only be amended through approval in a general meeting), provided that no such amendment shall operate to affect the vested rights of any participant. The first allocations were made under The 2005 Plan in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date. A total of 5% of the Company’s issued ordinary share capital, being 35,309,563 shares as of December 31, 2011, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

At the annual general meeting held on October 31, 2001, the shareholders approved an increase in the maximum number of shares to 5% of the Company’s issued ordinary shares as at June 30, 2001, being 22,791,830 shares. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the options granted under the GF Management Incentive Scheme are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding at July 1, 2008	4,212,219	78.38	9.80
Exercised and released	(1,367,882)	69.69	7.73
Forfeited	(539,916)	105.39	11.70

Outstanding at July 1, 2009	2,304,421	77.20	9.58
Exercised and released	(778,172)	74.62	9.84
Forfeited	(173,616)	97.01	12.80

Outstanding at July 1, 2010	1,352,633	76.15	10.06
Exercised and released	(348,430)	75.40	10.56
Forfeited	(27,670)	96.06	13.45

Outstanding at January 1, 2011	976,533	75.85	11.24
Exercised and released	(614,340)	72.33	10.02
Forfeited	(50,968)	118.63	16.43

Outstanding at December 31, 2011	311,225	73.48	9.04

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In terms of the GF Management Incentive Scheme rules, options currently expire no later than seven years from the grant date and vest as follows: upon the second anniversary of the grant date, a third of the total option grant vests, and then annually upon future anniversaries of the grant date, a further third of the total option grant vests. Proceeds received by the Company from the exercise of options are credited to common stock and additional paid-in capital. All of the outstanding options under this Scheme have vested and are therefore exercisable. The range of exercise prices for options outstanding at December 31, 2011 was R60.40 to R140.66. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

No further allocations are being made under the GF Management Incentive Scheme in view of the Gold Fields Limited 2005 Share Plan. However, during the six months ended December 31, 2010 and fiscal year ended June 30, 2010 some share option expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification was accounted for in each respective periods.

The following directors were affected by the modification:

	Fiscal year ended December 31, 2011			Six months to December 31, 2010
	Number of options	Weighted average price (Rand)	Contractual life extended by (years)	Number of options	Weighted average price (Rand)	Contractual life extended by (years)
Executive directors
Nicholas J. Holland	—	—	—	191,500	75.44	0.80
Paul Schmidt	—	—	—	15,934	74.75	0.64

Non-Executive directors
Kofi Ansah	—	—	—	6,700	68.59	0.50
Rupert L. Pennant-Rea	—	—	—	20,000	78.49	0.50
Chris I. von Christierson	—	—	—	10,000	88.38	0.50

	Fiscal year ended June 30, 2010			Fiscal year ended June 30, 2009
	Number of options	Weighted average price (Rand)	Contractual life extended by (years)	Number of options	Weighted average price (Rand)	Contractual life extended by (years)
Executive directors
Nicholas J. Holland	13,334	46.23	0.87	172,499	76.59	0.38
Terence P. Goodlace	—	—	—	3,167	154.65	0.01

Non-Executive directors
Kofi Ansah	—	—	—	6,700	68.59	0.39
Rupert L. Pennant-Rea	5,000	110.03	0.71	25,000	84.79	0.39
Chris I. von Christierson	10,000	110.03	0.71	20,000	99.21	0.39
Alan J. Wright	10,000	110.03	0.71	55,000	68.41	0.39

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Share option scheme

The following tables summarize information relating to the options outstanding at December 31, 2011:

			Outstanding and exercisable options
			Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	$			Rand	$
Range of prices	60.00 – 84.99	7.38 – 10.45	260,926	0.24	67.54	8.31
	85.00 –109.99	10.46 – 13.52	28,499	0.34	90.67	11.15
	110.00 –134.99	13.53 –16.60	14,000	1.03	111.66	13.73
	135.00 –159.99	16.61 – 19.68	7,800	1.16	140.66	17.30

Total			311,225	0.31	73.48	9.04

These options will expire if not exercised at specific dates ranging from January 3, 2012 to August 18, 2013. Market prices of shares for which options were exercised during the fiscal year ended December 31, 2011 ranged from R46.23 to R125.37.

The Gold Fields Limited 2005 Non-Executive Director Share Plan: At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Non-Executive Share Plan, or The 2005 Non-Executive Plan. Participants in The 2005 Non-Executive Plan are non-executive directors of Gold Fields who are not members of the Non-Executive Directors Remuneration Committee, which is a committee comprising external independent remuneration advisors. The Plan provides for the release of restricted shares awarded to the non-executive directors three years after the date of the award, provided that the non-executive director is not removed, disqualified or forced to resign from the Board of Directors during that period. No consideration is payable for the grant of an award of restricted shares. Awards in respect of 47,300 shares were authorized at Gold Fields’ annual general meeting on November 4, 2009.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Details of the restricted shares granted under this Plan are as follows:

No. of restricted shares
Outstanding at June 30, 2008	80,600
Granted during the year	52,600
Exercised and released	(33,000)
Forfeited	—

Outstanding at June 30, 2009	100,200
Granted during the year	47,300
Exercised and released	(11,622)
Forfeited	—

Outstanding at June 30, 2010	135,878
Granted during the period	—
Exercised and released	(37,000)
Forfeited	—

Outstanding at December 31, 2010	98,878

Granted during the period	—
Exercised and released	(56,978)
Forfeited	—

Outstanding at December 31, 2011	41,900

The restricted shares have not been split per range as they do not have an expiry date and are granted for no consideration. In addition, none of the vested instruments were exercisable at December 31, 2011. During fiscal 2008, the terms of the restricted shares granted to non-executive directors were modified in the same way as the PVRS granted under the Gold Fields Limited 2005 Share Plan. The incremental fair value resulting from the modification amounted to $0.5 million and was expensed over the remaining life of the options.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

There were no outstanding options granted under this plan at December 31, 2011.

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

The following tables summarize information relating to the options outstanding at December 31, 2011. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the Plan are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding as of June 30, 2008	146,700	83.81	10.48
Granted during the year	—	—	—
Exercised and released	(25,000)	43.70	4.85
Forfeited	(40,000)	99.21	11.01

Outstanding as of June 30, 2009	81,700	88.54	10.99
Granted during the year	—	—	—
Exercised and released	—	—	—
Forfeited	—	—	—

Outstanding as of June 30, 2010	81,700	88.54	11.70
Exercised and released	(20,000)	78.49	10.99
Forfeited	(25,000)	110.03	15.41

Outstanding as of December 31, 2010	36,700	79.37	11.76

Exercised and released	(36,700)	79.37	10.99

Outstanding as of December 31, 2011	—	—	—

There were no options outstanding under the GF Non-Executive Director Share Plan as of December 31, 2011.

The compensation cost related to awards not yet recognized under all four schemes amounts to $91.6 million and is to be spread over three years.

The Group uses the Black Scholes Model to value the SARS. The inputs to the model for awards granted during the period were as follows:

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Years Ended June 30,
	2011	2010	2010	2009
Weighted average exercise price—Rand	119.17	93.89	90.84	108.90
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	46.4%	50.2%	52.0%	51.7%
Expected term (years)	5.90	3.0 – 4.2	3.0 – 4.2	3.0 – 4.2
Long-term expected dividend yield	1.70%	1.00%	1.00%	1.80%
Weighted average risk free interest rate	6.90%	6.90%	7.90%	6.90%
Weighted average fair value—Rand	51.66	55.06	43.82	45.90

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The Group uses the Monte-Carlo Simulation to value the PVRS. The inputs to the model for awards granted during the year were as follows:

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Years Ended June 30,
	2011	2010	2010	2009
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	64.1%	50.1%	50.4%	67.8%
Expected term (years)	3.0	3.0	3.0	3.0
Historical dividend yield	1.70%	1.90%	1.40%	2.30%
Weighted average risk free interest rate (based on U.S. interest rate)	0.20%	0.20%	0.20%	0.60%
Weighted average fair value—Rand	206.27	191.38	155.78	209.40

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

The value of these transactions was $297.6 million and were comprised of an employee share option plan, or ESOP, for 10.75% of GFIMSA; a broad-based BEE transaction for 10.0% of South Deep, and a broad-based BEE transaction for 1% of GFIMSA, excluding South Deep. For accounting purposes, these transactions qualify as share-based compensation costs.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share until conversion to Class A ordinary shares. The Class B ordinary shares will convert one-third after ten years and a third thereafter on each fifth year anniversary. For accounting purposes, the dividend represents a liability of Gold Fields to the Class B ordinary shareholders and qualifies as a share-based compensation. It was valued at $21.2 million, of which $3.4 million (December 31, 2010: $2.7 million) was classified as a short-term portion under accounts payable at December 31, 2011. The Rand based effective interest rate used to discount the future dividend payments was 9.55%.

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

Foreign currency and commodity price risk

In the normal course of business, the Group enters into transactions for the sale of its gold, denominated in U.S. Dollars. In addition, the Group has assets and liabilities in a number of different currencies (South African Rand, U.S. Dollars and Australian Dollars). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

As at December 31, 2011 and 2010, Gold Fields did not hold any derivative instruments to protect its exposure to adverse movements in copper commodity prices.

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

LME copper prices averaged $8,836 per ton during the fiscal year ended December 31, 2011 (six months ended December 31, 2010: $7,828 per ton; fiscal year ended June 30, 2010: $6,651 per ton), compared with the Company’s recorded average provisional price, net of refining charges, of $8,160 per ton. The applicable forward copper price at December 31, 2011 was $7,643 per ton. During the fiscal year ended December 31, 2011, decreasing copper prices resulted in a provisional pricing mark-to-market loss of $20.6 million (included in revenue).

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

Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of receivables, accounts payable and cash and cash equivalents are a reasonable estimate of their fair values due to the short-term maturity of such instruments. The investments in the environmental trust fund approximate fair value, as the monies are invested in short-term maturity investments. The listed investments are carried at market value. Long-term loans at floating rates, approximate fair value as they are subject to market based floating rates.

The estimated fair values of the the Group’s financial instruments are:

	December 31, 2011		December 31, 2010		June 30, 2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	744.0	744.0	809.5	809.5	500.7	500.7
Receivables	483.4	483.4	411.4	411.4	305.4	305.4
Non-current investments	272.2	272.2	344.3	344.3	254.3	254.3
Financial liabilities
Long-term loans	1,360.7	1,263.0	1,136.6	1,107.5	430.0	430.0
Accounts payable and provisions	669.9	669.9	670.6	670.6	551.9	551.9
Interest payable	11.2	11.2	4.1	4.1	4.5	4.5
Short-term loans and current portion of long-term loans	547.0	547.0	261.7	261.2	691.1	691.1
Other non-current liabilities	13.5	13.5	19.7	19.7	—	—

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

The following table sets forth our financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by Accounting Standard Codification, or ASC, fair value guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at December 31, 2011
	Total $ m	Level 1 $ m	Level 2 $ m	Level 3 $ m
Assets:
Listed investments	77.3	77.3	—	—
Investments held by environmental trust funds	161.5	122.5	39.0	—
Unlisted investments	2.6	—	—	2.6
Trade receivable from provisional copper concentrate sales, net	88.4	—	88.4	—

	329.8	199.8	127.4	2.6

	Fair value at December 31, 2010
	Total $ m	Level 1 $ m	Level 2 $ m	Level 3 $ m
Assets:
Listed investments	124.4	124.4	—	—
Investments held by environmental trust funds	168.5	120.0	48.5	—
Unlisted investments	1.7	—	—	1.7
Trade receivable from provisional copper concentrate sales, net	83.2	—	83.2	—

	377.8	244.4	131.7	1.7

	Fair value at June 30, 2010
	Total $ m	Level 1 $ m	Level 2 $ m	Level 3 $ m
Assets:
Listed investments	76.8	76.8	—	—
Investments held by environmental trust funds	133.8	80.3	53.5	—
Unlisted investments	1.3	—	—	1.3
Trade receivable from provisional copper concentrate sales, net	45.7	—	45.7	—

	257.6	157.1	99.2	1.3

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

The Group’s financial instruments are valued using pricing models and classified within level 2 of the fair value hierarchy. Where possible, the values produced by the valuation models are verified to market prices. Valuation models require a variery of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs.

The table below sets forth a summary of changes in the fair value of our Level 3 financial assets.

	December 31, 2011	December 31, 2010	June 30, 2010
Balance at the beginning of the period	1.7	1.3	0.8
Additions	0.4	—	0.9
Settlements	—	(0.8)	(0.7)
Impairments	—	—	(0.5)
Unrealized gain	0.5	1.2	0.8

Balance at the end of the period	2.6	1.7	1.3

Unrealized gain of $0.5 million for the fiscal year ended December 31, 2011 was included in accumulated other comprehensive loss. As of December 31, 2011, the assets classified within Level 3 of the fair value hierarchy represent less than 1.00% of the total assets and liabilities measured at fair value, respectively.

Derivative contracts

There were no derivative contracts at December 31, 2011, December 31, 2010 and June 30, 2010.

18.	ADDITIONAL CASH FLOW INFORMATION

(a)	Supplemental cash flow disclosures

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

The following amounts of interest paid were included in cash flows from operations:

	Fiscal year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June 30,
	2011	2010	2010	2009
Interest paid before capitalization	63.6	36.4	71.7	137.5

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(b)	Non cash-items

Excluded from the statements of cash flows are the following:

i) For the fiscal ended December 31, 2011

The $26.4 million loss on mark-to-market of listed investments

i) For the six months ended December 31, 2010

The $28.8 million gain on mark-to-market of listed investments

ii) For the fiscal year ended June 30, 2010

The $24.9 million gain on mark-to-market of listed investments

ii) For the fiscal year ended June 30, 2009

The $122.4 million loss on mark-to-market of listed investments

19.	COMMITMENTS

	December 31, 2011	December 31, 2010	June 30, 2010
Capital expenditure
—authorized
South Africa—KDC	373.7	375.2	342.4
South Africa—Beatrix	87.1	96.8	87.2
South Africa—South Deep	433.1	573.4	568.9
Ghana—Tarkwa	126.5	67.7	148.9
Ghana—Damang	16.9	53.1	7.5
Peru—Cerro Corona	44.7	44.0	29.4
Australia—St Ives	150.3	22.3	58.1
Australia—Agnew	10.4	59.0	10.2
Other	0.4	0.1	0.2

	1,243.1	1,291.6	1,252.8

The above capital expenditure amounts are based on management accounts which are prepared based on IFRS.

Contracted for	245.7	167.4	236.9
Other guarantees	1.7	2.2	2.6

Guarantees consist of $1.2 million to the Department of Minerals and Energy in South Africa and $0.5 million for numerous other obligations. The Group also provides environmental obligation guarantees with respect to its Ghanaian and Australian operations. These guarantees, amounting to $56.3 million at December 31, 2011 (December 31, 2010: $49.3 million; June 30, 2010: $45.0 million) have not been included in the amount of guarantees of $1.7 million because they are fully provided for under the related asset retirement obligation.

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

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. The Occupational Diseases in Mines and Works Act 78 of 1973, or ODMWA, governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class action or similar group action. If Gold Fields were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on the Gold Fields’ results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

Randgold and Exploration summons

On August 21, 2008, GFO, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now known as Uranium One. GFO’s assessment remains that it has sustainable defences to these claims and accordingly, GFO’s attorneys have been instructed to vigorously defend the claims. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged unlawful events and March 2008 (between R11 billion and R12 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

R519 million). The claims lie only against GFO, which holds a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the Company. The plaintiffs have failed, to date, to prosecute their claims and the action remains in abeyance.

Acid mine drainage

Gold Fields has identified a risk of potential long term acid mine drainage, or AMD, on certain of its operations. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Gold Fields has not been able to reliably determine the financial impact that AMD might have on the Group, however Gold Fields has adopted a proactive approach by initiating all studies and rehabilitation to focus on AMD risk management, with particular emphasis on avoiding the flooding of its mines post closure, through ongoing pump arrangements.

21.	LINES OF CREDIT

The Group had unused lines of committed credit facilities available amounting to $1,429.1 million at December 31, 2011 (December 31, 2010: $1,685.7 million; June 30, 2010: $1,173.7 million).

22.	RELATED PARTY TRANSACTIONS

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years materially indebted to Gold Fields.

Rand Refinery

Rand Refinery, in which the Company holds a 34.9% interest, has an agreement with the Group whereby it refines all the Company’s South African and Ghanaian operations gold production. The Group’s chief executive officer is currently an alternate director of Rand Refinery and has held his directorship since September 30, 2008. Prior to this date, he had been a director since July 10, 2000. The Company paid Rand Refinery $1.7 million, $1.4 million and $1.2 million in refining fees for the fiscal year ended December 31, 2011, six months ended December 31, 2010 and fiscal year ended June 30, 2010, respectively. Refer to note 11—Non-current Investments for amounts owing by Rand Refinery to the Company as at December 31, 2011 and 2010 and June 30, 2010, and the dividends received from Rand Refinery for the fiscal year ended December 31, 2011, six months ended December 31, 2010 and fiscal year ended June 30, 2010.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Peotona Gold

Cheryl A. Carolus, a non-executive director of Gold Fields, is a party in her capacity as founding shareholder of Peotona Gold Holdings (Proprietary) Limited, or PGH, to the agreement described below. Ms Carolus has a 25% interest in PGH, which in turn has a one-third economic interest and a 51% voting interest in the issued share capital of Peotona Gold (Proprietary) Limited, or Peotona Gold.

Western Areas Prospecting (Proprietary) Limited, (a company 74% owned by GFO and 26% owned by Peotona Gold), or WAP, held four prospecting rights on ground contiguous to the South Deep Mine. On April 21, 2009, GFO, GFIJVH, Peotona Gold, WAP and others entered into an agreement in terms of which WAP relinquished and abandoned a portion of the prospecting area covered by one of the above prospecting rights on ground contiguous to the South Deep mine (commonly known as “Uncle Harry’s Area”) in favor of the South Deep Joint Venture. The agreement was subject to (among other conditions precedent) the conversion of the old order mining right of South Deep to a new order mining right and simultaneously amending the South Deep mining right by extending the area covered by the South Deep mining right to include Uncle Harry’s Ground pursuant to the Mineral and Petroleoum Resources Development Act. 28 of 2002. Peotona Gold also granted GFO an option to acquire its 26% shareholding in WAP.

On July 13, 2010, the South African Department of Mineral Resources executed the new-order mining right for the South Deep Gold Mine, including Uncle Harry’s Ground.

On October 14, 2011, Gold Fields purchased the 26% interest in WAP from Peotona Gold for $6.3 million. Gold Fields now owns 100% of WAP which owns the Cardoville, the Kalbasfontein, the WA4 and the Wildebeestkuil prospecting rights.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favorable to it as arm’s length terms.

23.	SUBSEQUENT EVENTS

Changes in tax legislation

Ghana

The following changes to the current tax regime relating to mining companies were passed by the Ghanaian parliament and gazetted as of March 9, 2012. The changes include the following:

•	Increased tax rate for mining companies from 25% to 35%.

•

As from the 2012 year of assessment, capital allowances on mining assets would now be granted at the rate of 20% on the cost base of the assets, versus the previous 80% of the cost base of assets in the first year, 50% of the balance (the remaining 20%) of the tax written down value annually thereafter. Previously an “upliftment allowance” calculated as being 5% of the cost price of the asset was also granted claimable in the year following the acquisition. This “upliftment allowance” has expired and is to be abolished.

•

Expenses exclusively incurred on one contracting area or site would no longer be offset against profits from another contracting area or site belonging to the same company in determining the chargeable income for income tax purposes (The mechanics of this change still need to be defined by the Ghanaian tax authorities).

•	Expiration of the National Fiscal Stabilisation Levy of 5%.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

In addition the following further amendments have been proposed:

•	A windfall profit tax of 10% on mining companies. The 10% is expected to be calculated based on an adjusted cash balance method, which is yet to be defined.

•	Capital gains tax on the appreciation in the value of companies whose ownerships are transferred or changed.

•

The introduction of transfer pricing regulations to strengthen existing legislation to deal with taxation of multinational companies and minimize the incidence of tax avoidance through Transfer Pricing. Transfer Pricing refers to the setting, analysis, documentation and adjustment of charges made between related parties for goods, services or use of property.

South Africa

During the budget speech in February 2012, the Minister of Finance announced that STC will be abolished resulting in the abolishment of the STC inclusive Gold mining formula. The result is that there will now only be one Gold Mining formula with effect from January 1, 2012.

The formula being: y = a – (ab/x), where:

y = the tax rate to be determined;

a = the marginal tax rate of either 34% or 43% (depending on STC election);

b = the portion of tax-free revenue (currently the first 5%); and

x = the ratio of taxable income to the total income.

We have evaluated the Ghanaian and South African tax changes and consider the adjustments required for these to be enacted subsequent to December 31, 2011, therefore no adjustments were made for these tax changes at period end.

Far Southeast

The Group has exercised its 40% option in the gold-copper Far Southeast Project in the Philippines after making a US$110-million payment on March 22, 2012. After making two down-payments of US$44-million and US$66-million in September 2010 and September 2011 respectively, Gold Fields has decided to bring forward half of the remaining US$220-million payment to acquire Liberty’s 40% interest in Far Southeast. Gold Fields continues to hold its option to acquire an additional 20% stake in Far Southeast from Lepanto for a further US$110-million, which, if exercised, would increase its total interest in Far Southeast to 60%. The Liberty and Lepanto options were initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a Financial or Technical Assistance Agreement (FTAA) for the project. A FTAA licence allows a foreign corporation to control a majority interest in a Philippine mining project.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

Notwithstanding this provision, Gold Fields had the discretion to exercise either option prior to the FTAA being granted. Gold Fields has decided to exercise the Liberty option earlier than originally planned due to the fact that:

•	The due diligence results to date are positive and demonstrate significant upside to the resource potential;

•	By acquiring ownership of 40% it demonstrates its commitment to the project and formalises its partnership with Lepanto; and

•	The early exercise of the Liberty option does not affect the remaining 20% Lepanto option, which continues to be exercisable in accordance with the terms of the agreement.

The FTAA application for the Far Southeast project was filed in November 2011 and based on the date of the filing Gold Fields expects it could be granted in the second half of 2012. Gold Fields also expects to have a maiden Resource statement for Far Southeast and commence a pre-feasibility study later in 2012. The Group has evaluated the option agreement and considers the adjustment required for the above to be applicable subsequent to December 31, 2011 and therefore no adjustments to the financial statements were made at period end.

24	GEOGRAPHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented based on management’s reporting format. Management prepares its financial records in accordance with International Financial Reporting Standards, or IFRS, and reconciled IFRS information is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: in South Africa the Driefontein-Kloof complex, or KDC, (prior to July 1, 2010, Driefontein and Kloof divisions were reported as separate segments), the Beatrix division and the South Deep mine, in Ghana the Tarkwa and Damang mines, in Australia, the St. Ives and Agnew mines and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31, 2011
	South Africa			Ghana		Australia					Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives		Agnew		Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	1,745.5	555.4	427.5	1,122.9	340.8	734.2		313.1		1,047.3	560.5	—	—	5,800.1
Operating costs(1)	(1,032.2)	(333.6)	(296.2)	(436.4)	(142.1)	(415.4)		(138.5)		(553.9)	(157.4)	(31.0)	(126.5)	(3,109.4)
Gold inventory change (2)	—	—	—	65.0	1.9	3.0		6.0		9.0	(0.1)	—	1.4	77.2

Operating profit	713.4	221.8	131.3	751.6	200.6	321.8		180.6		502.4	403.0	(31.0)	(125.1)	2,767.9
Amortization and depreciation	(230.4)	(71.2)	(76.7)	(104.9)	(26.7)	(149.9)		(44.6)		(194.5)	(58.6)	(20.4)	38.1	(745.3)

Net operating profit/(loss)	483.0	150.6	54.6	646.6	173.9	171.9		136.0		307.9	344.4	(51.4)	(87.0)	2,022.6
Exploration expenditure	—	—	—	—	—	(5.0)		(4.4)		(9.4)	(4.2)	(101.6)	(5.3)	(120.5)
Feasibility and evaluation	—	—	—	—	—	—		—		—	—	(17.4)	(77.8)	(95.2)
Other items as detailed in statement of operations	(56.3)	(11.2)	(15.1)	(21.5)	(15.0)	0.2		(0.1)		0.1	(15.7)	(15.3)	0.6	(149.4)
Royalty	(35.5)	(4.6)	(2.1)	(51.0)	(15.5)	—	(3)	—	(3)	(26.3)	(14.7)	—	—	(149.7)
Current taxation	(88.5)	(0.3)	—	(150.7)	(29.8)	—	(3)	—	(3)	—	(111.7)	(55.5)	—	(436.5)
Deferred taxation	(39.7)	(43.4)	(17.1)*	(22.0)	(13.2)	—	(3)	—	(3)	(82.8)	10.4	43.9	48.4	(115.5)

Profit/(loss) after taxation	263.2	91.1	20.3	401.4	100.5	—	(3)	—	(3)	189.6	208.5	(197.3)	(121.1)	955.8

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

*	Indicative as tax is provided in the holding companies of South Deep.

**	The totals above may not reflect the sum of the line items due to rounding.

	December 31, 2011
	South Africa			Ghana		Australia					Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives		Agnew		Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	1,714.5	225.0	153.0	1,435.9	344.2	1,058.2		609.0		1,667.2	1,069.5	3,643.0	(174.9)	10,077.4
Total liabilities excluding deferred tax	414.2	(103.5)	66.9	323.9	99.2	174.9		44.6		219.5	282.8	1,949.5	(55.2)	3,197.3
Deferred tax liability/(asset)	471.6	145.6	15.8	207.7	29.1	—	(3)	—	(3)	270.8	24.9	(77.3)	(60.3)	1,027.8
Capital expenditure	318.6	84.6	274.6	218.9	87.8	182.7		74.1		256.8	69.4	102.5	(260.2)	1,153.0

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$25.9 million, Environmental rehabilitation—$24.9 million and Employee termination costs—$32.8 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the fiscal year.

(3)	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

	Six Months Ended December 31, 2010
	South Africa			Ghana		Australia					Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives		Agnew		Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	814.3	259.1	188.2	468.1	152.1	313.4		102.4		415.8	266.6	—	—	2,564.2
Operating costs(1)	(533.6)	(172.8)	(139.5)	(205.4)	(73.9)	(178.2)		(50.7)		(228.9)	(77.4)	(33.1)	(43.6)	(1,508.2)
Gold inventory change(2)	—	—	—	(2.8)	0.5	10.3		0.7		11.0	1.6	—	(4.7)	5.6

Operating profit	280.7	86.3	48.7	259.9	78.7	145.5		52.4		197.9	190.8	(33.1)	(48.3)	1,061.6
Amortization and depreciation	(122.5)	(36.9)	(37.8)	(43.5)	(12.7)	(81.5)		(14.1)		(95.6)	(29.1)	(10.9)	(0.4)	(389.4)

Net operating profit/(loss)	158.2	49.4	10.9	216.4	66.0	64.0		38.3		102.3	161.7	(44.0)	(48.7)	672.2
Exploration expenditure	—	—	—	—	—	—		—		—	—	(49.1)	(1.8)	(50.9)
Feasibility and evaluation	—	—	—	—	—	—		—		—	—	(9.3)	—	(9.3)
Other items as detailed in statement of operations	(148.9)	(47.7)	(22.9)	(11.6)	(6.0)	(4.2)		(1.4)		(5.6)	(12.1)	(117.6)	(1.4)	(373.8)
Royalty	(11.8)	(1.3)	(0.9)	(8.7)	(3.1)	—	(3)	—	(3)	(10.2)	(7.3)	—	—	(43.3)
Current taxation	(20.5)	(0.4)	—	(54.8)	(18.6)	—	(3)	—	(3)	—	(47.1)	(18.1)	—	(159.5)
Deferred taxation	33.7	(7.9)	(0.6)*	(5.7)	1.2	—	(3)	—	(3)	(25.7)	(1.9)	(0.6)	33.2	25.7

Profit/(loss) after taxation	10.7	(7.9)	(13.5)	135.6	39.5	—	(3)	—	(3)	60.8	93.3	(238.7)	(18.7)	61.1

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

*	Indicative as tax is provided in the holding companies of South Deep.

**	The totals above may not reflect the sum of the line items due to rounding.

	December 31, 2010
	South Africa			Ghana		Australia					Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives		Agnew		Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	1,937.9	237.5	126.6	1,193.3	250.0	862.7		485.6		1,348.3	1,063.2	4,370.8	182.4	10,710.0
Total liabilities excluding deferred tax	437.1	(93.0)	67.5	189.4	70.5	140.9		45.9		186.8	288.5	1,427.7	(12.0)	2,562.5
Deferred tax liability/(asset)	525.6	128.9	0.6	185.7	15.8	—	(3)	—	(3)	187.2	35.2	(33.1)	19.4	1,065.3
Capital expenditure	177.3	42.7	140.5	116.6	56.3	55.5		25.0		80.5	31.4	4.7	(56.4)	593.6

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$20.7 million, Environmental rehabilitation—$10.9 million and Employee termination costs—$35.3 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

(3)	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.

	Fiscal Year Ended June 30, 2010
	South Africa				Ghana		Australia				Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives		Agnew	Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	770.9	613.2	424.7	288.7	790.1	226.9	460.6		177.8	638.4	411.4	—	—	4,164.3
Operating costs(1)	(505.6)	(451.8)	(299.9)	(220.9)	(387.0)	(130.7)	(308.9)		(89.3)	(398.2)	(135.0)	—	(118.5)	(2,647.6)
Gold inventory change(2)	—	—	—	—	11.4	(2.1)	13.4		(0.5)	12.9	1.3	—	5.9	29.4

Operating profit	265.3	161.4	124.8	67.8	414.5	94.1	165.1		88.0	253.1	277.7	—	(112.6)	1,546.1
Amortization and depreciation	(82.0)	(105.6)	(71.5)	(59.7)	(111.0)	(17.2)	(98.6)		(18.2)	(116.8)	(55.3)	(19.1)	6.9	(631.3)

Net operating profit/(loss)	183.3	55.8	53.3	8.1	303.5	76.9	66.5		69.8	136.3	222.4	(19.1)	(105.7)	914.8
Exploration expenditure	—	—	—	—	—	—	—		—	—	—	(80.9)	(1.6)	(82.5)
Other items as detailed in statement of operations	(12.0)	(14.1)	(6.4)	(24.8)	(10.9)	(3.3)	(4.5)		(1.3)	(5.8)	(53.2)	145.2	4.4	19.1
Current taxation	(32.6)	(3.7)	(1.0)	(0.5)	(70.3)	(28.3)	—	(3)	— (3)	(16.5)	(51.2)	(29.9)	—	(234.0)
Deferred taxation	(26.5)	(15.4)	(18.6)	6.5 *	(34.4)	0.5	—	(3)	— (3)	(34.7)	(27.0)	3.5	21.7	(124.4)

Profit/(loss) after taxation	112.2	22.6	27.3	(10.7)	187.9	45.8	—	(3)	— (3)	79.3	91.0	18.8	(81.2)	493.0

	June 30, 2010
	South Africa				Ghana		Australia					Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives		Agnew		Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Balance sheet
Total assets	1,076.5	661.2	140.5	132.0	1,059.0	177.4	701.8		380.8		1,082.6	886.0	3,812.6	153.6	9,181.4
Total liabilities excluding deferred tax	307.2	142.8	(114.9)	78.9	144.6	36.7	125.4		32.5		157.9	218.0	1,109.2	(27.6)	2,052.8
Deferred tax liability/(asset)	263.6	236.9	107.5	—	180.0	17.1	—	(3)	—	(3)	138.2	33.3	(33.0)	46.6	990.2
Capital expenditure	150.3	145.7	85.8	212.8	148.6	29.8	103.0		55.2		158.2	85.6	4.5	(108.2)	913.1

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$47.5 million, Environmental rehabilitation—$19.3 million and Employee termination costs—$10.2 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

(3)	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the current or deferred taxation.

	Fiscal Year Ended June 30, 2009
	South Africa				Ghana		Australia				Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives		Agnew	Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	726.5	562.3	339.1	155.2	537.2	175.7	378.6		169.9	548.5	183.8	—	—	3,228.3
Operating costs(1)	(391.8)	(342.3)	(226.1)	(131.9)	(338.1)	(132.4)	(255.5)		(74.8)	(330.3)	(86.4)	—	(106.0)	(2,085.3)
Gold inventory change(2)	—	—	—	—	18.0	2.3	1.1		(2.2)	(1.1)	4.1	—	11.4	34.7

Operating profit	334.7	220.0	113.0	23.3	217.1	45.6	124.3		92.8	217.1	101.5	—	(94.6)	1,177.7
Amortization and depreciation	(69.4)	(76.9)	(48.3)	(31.4)	(55.0)	(18.8)	(80.0)		(24.9)	(104.9)	(38.9)	(16.2)	26.2	(433.6)

Net operating profit/(loss)	265.3	143.1	64.7	(8.1)	162.1	26.8	44.4		67.9	112.2	62.6	(16.2)	(68.4)	744.1
Exploration expenditure	—	—	—	—	—	—	—		—	—	—	(56.4)	(1.6)	(58.0)
Other items as detailed in statement of operations	(21.0)	(17.0)	(7.0)	6.1	(14.3)	(9.6)	2.1		(1.7)	0.4	(17.8)	(74.8)	20.1	(134.9)
Current taxation	(66.9)	(28.2)	(0.1)	—	(16.1)	(8.3)	—	(3)	— (3)	(21.0)	(16.1)	(16.2)	—	(172.9)
Deferred taxation	(19.6)	(12.2)	(21.8)	0.8 *	(31.8)	0.3	—	(3)	— (3)	(21.8)	(3.3)	21.1	(3.4)	(91.7)

Profit/(loss) after taxation	157.8	85.7	35.8	(1.2)	99.9	9.2	—	(3)	— (3)	69.8	25.4	(142.5)	(53.3)	286.6

*	Indicative as tax is provided in the holding companies of South Deep

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

(1)	Operating costs for management reporting purposes includes: Corporate expenditure—$35.5 million, Environmental rehabilitation—$13.9 million and Employee termination costs—$21.0 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.

(3)	As a significant portion of the acquisition price was allocated to tenements of St. Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the current or deferred taxation.

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

The following provides a breakdown of the reconciling items for each line item presented

			Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June 30,
			2011	2010	2010	2009
Operating costs
On-mine exploration	(k	)	(22.9)	(3.6)	(18.3)	(24.3)
Provision for rehabilitation	(l	)	(2.2)	0.4	1.7	4.7
Cut-backs	(j	)	(144.4)	(52.7)	(90.0)	(64.3)
Deferred stripping	(n	)	43.0	12.3	(11.9)	(22.1)

			(126.5)	(43.6)	(118.5)	(106.0)

Gold inventory
Inventory	(o	)	1.3	(5.3)	4.5	6.3
Inventory stockpiles	(s	)	0.1	0.6	1.4	5.1

			1.4	(4.7)	5.9	11.4

Amortization and depreciation
Business combination—formation of Original Gold Fields	(a	)	(5.6)	(2.7)	(5.3)	(5.0)
Business combination—formation of Gold Fields	(b	)	(3.4)	(1.7)	(3.3)	(2.8)
Business combination—purchase of St. Ives and Agnew	(c	)	2.1	0.3	0.5	0.7
Business combination—purchase of Abosso	(d	)	1.1	0.1	0.1	0.2
Amortization of reserves	(h	)	(23.3)	(23.2)	(37.6)	0.6
Cut-backs	(j	)	39.6	16.3	54.6	13.1
Amortization—inclusion of future costs	(i	)	34.7	13.5	1.4	19.9
Amortization—capitalized interest	(r	)	(6.9)	(3.3)	(6.6)	(1.7)
Provision for rehabilitation	(l	)	(0.2)	0.3	3.1	1.3

			38.1	(0.4)	6.9	26.3

Exploration expenditure
Exploration, evaluation and feasibility costs	(k	)	(83.1)	(1.8)	(1.6)	(1.6)

Other items as detailed in the statement of operations
Impairment of assets	(g	)	—	—	—	(0.2)
Mvelaphanda transaction—interest paid	(q	)	—	—	—	(32.4)
Mvelaphanda transaction—debt insurance costs	(q	)	—	—	—	(0.5)
Mvelaphanda transaction—profit on close out of hedge	(q	)	—	—	—	4.9
Interest capitalization	(r	)	—	—	(5.2)	51.7
Other			0.6	(1.4)	9.6	(3.3)

			0.6	(1.4)	4.4	20.1

Gold Fields Limited

Notes to the Consolidated Financial Statements—(Continued)

($ in millions unless otherwise noted)

		December 31, 2011	December 31, 2010	June 30, 2010
Total liabilities excluding deferred income and mining taxes
Provision for rehabilitation	(l)	55.2	(12.0)	(27.6)

Total assets
Business combination—formation of Original Gold Fields	(a)	79.9	102.2	94.9
Business combination—formation of Gold Fields	(b)	31.3	41.5	38.6
Business combination—purchase of St Ives and Agnew	(c)	—	(2.3)	(2.3)
Business combination—purchase of Abosso	(d)	—	(1.1)	(1.1)
Business combination—purchase of South Deep	(f)	507.9	611.2	544.5
Cutbacks	(j)	(354.8)	(250.2)	(210.9)
Amortization of reserves	(h)	(180.9)	(156.1)	(113.7)
Amortization—inclusion of future costs	(i)	123.9	88.7	64.4
Amortization—Interest capitalised	(r)	(15.2)	(10.9)	(6.6)
Exploration, feasibility and evaluation costs	(k)	(338.3)	(241.8)	(206.2)
Provision for rehabilitation	(l)	(49.5)	(2.3)	(18.0)
Investments in affiliates	(m)	9.6	15.7	(16.7)
Deferred stripping	(n)	(43.6)	(84.8)	(84.8)
Inventory at net realizable value	(o)	15.7	14.2	18.8
Impairment of Agnew	(p)	(51.5)	(50.9)	(44.0)
Interest capitalization	(r)	91.8	110.6	98.7
Inventory stockpiles	(s)	(1.2)	(1.3)	(2.0)

		(174.9)	182.4	153.6

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

(k)	Exploration, feasibility and evaluation costs

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

Schedule 1—Valuation and Qualifying Accounts

	Balance at beginning of year	Charged to costs and expenses	Deduction	Foreign currency translation adjustment	Balance at end of year
Fiscal Year Ended December 31, 2011
Valuation allowance	192.5	(22.0)	—	(18.1)	152.4
Six Months Ended December 31, 2010
Valuation allowance	195.3	(10.3)	—	7.5	192.5
Fiscal Year Ended June 30, 2010
Valuation allowance	195.5	8.3	(0.1)	(8.4)	195.3
Fiscal Year Ended June 30, 2009
Valuation allowance	186.4	17.5	(2.7)	(5.7)	195.5

S-1