Form 20-F
period 2012-12-31
GOLD FIELDS LTD
filed 2013-05-14
CIK 1172724

As filed with the Securities and Exchange Commission on May 14, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

731,588,614 ordinary shares of par value Rand 0.50 each

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

Gold Fields — Worldwide Locations

*	The KDC and Beatrix operations were separated from Gold Fields in the spin-off of Sibanye Gold Limited on February 18, 2013.

EXPLANATORY NOTE

On February 18, 2013, or the Spin-off date, Gold Fields Limited, or Gold Fields or the Company, completed the separation of its wholly-owned subsidiary, Sibanye Gold Limited, or Sibanye Gold (formerly known as GFI Mining South Africa Proprietary Limited, or GFIMSA), which includes the KDC and Beatrix mining operations, or the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, American depositary receipts, or ADRs, or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013, in terms of section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The board of directors of Gold Fields, or the Board, passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE Limited, or the JSE, and on the New York Stock Exchange, or NYSE, on February 11, 2013. As of February 18, 2013, Gold Fields and Sibanye Gold were independent, publicly traded companies with separate public ownership, boards of directors and management.

Over the last few years, Gold Fields considered the Spin-off as part of its ongoing review of its strategy and operational portfolio against its strategic objectives. It is expected that the separation of Gold Fields and Sibanye Gold will enable the component parts of the businesses to operate in a more efficient and commercially effective manner, thereby enabling each of the businesses to achieve their respective strategic goals. As at December 31, 2012, Gold Fields reported reserves of 68.4 million ounces of gold and 1,024 million pounds of copper, of which the KDC and Beatrix operations distributed in the Spin-off, or the Sibanye Gold assets, accounted for 13.5 million ounces of gold. Total production during fiscal 2012, fiscal 2011 and fiscal 2010 was 3.35 million, 3.70 million and 3.84 million, respectively. Total production from the Sibanye Gold assets during fiscal 2012, fiscal 2011 and fiscal 2010, was 1.22 million, 1.45 million and 1.67 million ounces, respectively.

The separation of Sibanye Gold will enable the remaining Gold Fields management team to focus its attention on maximizing cash flows and returns from its existing mines in South Africa, Ghana, Peru and Australia and to realize value from its world-class portfolio of development and exploration projects. Gold Fields also intends to pursue a number of near-mine organic growth opportunities and life extensions at its existing mines and to maintain an exploration expenditure that is consistent with its strategy of growing the Company largely through exploration. A main priority will be the continued development of the South Deep gold mine in South Africa. Gold Fields will offer its shareholders strong leverage to the gold price through a highly cash generative, globally diversified portfolio, as well as a disciplined approach to growth and project development.

For more information on the rationale for the Spin-off, see “Information on the Company—Background to the Spin-off”.

i

PRESENTATION OF FINANCIAL INFORMATION

In 2010, Gold Fields changed its fiscal year end from June 30 to December 31 to align with the Company’s peers in the gold mining industry. This annual report contains the audited consolidated financial statements of Gold Fields as at and for the fiscal year ended December 31, 2012. This annual report also contains the audited consolidated financial statements of Gold Fields as at and for the fiscal year ended December 31, 2011, for the six-month period ended December 31, 2010 and for the fiscal year ended June 30, 2010. It may not be possible to directly compare the audited consolidated financial statements as at and for the fiscal year ended December 31, 2011 with the audited consolidated financial statements as at and for the six-month period ended December 31, 2010, as these relate to different financial periods, and it may not be possible to compare audited consolidated financial statements as at and for the six-month period ended December 31, 2010 directly with the audited financial statements as at and for the fiscal years ended June 30, 2010, insofar as such financial statements refer to a completed financial year. Investors are advised to use caution in drawing comparisons between these periods.

Gold Fields is a South African company and, prior to the Spin-off, about one-half of its operations, based on gold production, were located there. After the Spin-off, approximately 16% of Gold Fields’ operations, based on gold production, were located in South Africa. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars, and descriptions of critical accounting policies refer to accounting policies under U.S. GAAP.

For Gold Fields’ financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2012 (Rand 8.57 per $1.00 as of December 31, 2012), except for specific items included within shareholders’ equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operations item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 8.19 per $1.00 for fiscal 2012).

In this annual report, Gold Fields presents the financial items “total cash costs,” “total cash costs per ounce”, “total production costs” and “total production costs per ounce,” which have been determined using industry standards promulgated by the Gold Institute and are general non-U.S. GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data,” “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce”.

In this annual report, Gold Fields also presents the financial items “operating costs” and “notional cash expenditure”, or NCE. Operating costs and NCE, including operating costs per ounce and NCE per ounce, have been determined by Gold Fields on the basis of internally developed definitions and are general non-U.S. GAAP measures. Gold Fields defines operating costs as production costs (exclusive of depreciation, amortization and movements in gold-in-process) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation but excluding share based compensation costs. Gold Fields defines NCE margin as revenue minus NCE, divided by revenue, expressed as a percentage. See “Operating and Financial Review and Prospects—Notional Cash Expenditure”. An investor should not consider these items in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Operating costs, NCE and NCE margin as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

Market Information

This annual report includes industry data about Gold Fields’ markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Gold Fields and its advisors have not independently verified this data.

In addition, in many cases statements in this annual report regarding the gold mining industry and Gold Fields’ position in that industry have been made based on internal surveys, industry forecasts, market research, as well as Gold Fields’ own experiences. While these statements are believed by Gold Fields to be reliable, they have not been independently verified.

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to the “Group” are to Gold Fields and its subsidiaries including Sibanye Gold unless otherwise noted.

In this annual report, all references to the “six-month period ended December 31, 2009” are to the six-month period ended December 31, 2009, “fiscal 2010” are to the 12-month period ended June 30, 2010, all references to the “six-month period ended December 31, 2010” are to the six-month transition period ended December 31, 2010, all references to “fiscal 2011” are to the 12-month period ended December 31, 2011, all references to “fiscal 2012” are to the 12-month period ended December 31, 2012 and all references to “fiscal 2013” are to the 12-month period ending December 31, 2013. In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Venezuela” are to the Bolivarian Republic of Venezuela, all references to “Finland” are to the Republic of Finland, all references to “Peru” are to the Republic of Peru, all references to “China” are to the People’s Republic of China, all references to “Mali” are to the Republic of Mali, all references to the “Philippines” are to the Republic of the Philippines and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

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

In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz,” or in kilograms, which are referred as “kg”. Ore grades are provided in grams per metric tonne, which are referred to as “grams per tonne” or “g/t.” All references to “tonnes” or “t” in this annual report are to metric tonnes. All references to “gold” include gold and gold equivalent ounces, unless otherwise specified or where the context suggests otherwise. See “Information on the Company—Glossary of Mining Terms” for further information regarding units of measurement used in this annual report and a table providing rates of conversion between different units of measurement.

This annual report contains references to the “lost time injury frequency rate” at each Gold Fields operation. The lost time injury frequency rate at each operation includes any injury occurring in the workplace where, at any subsequent time, the injured employee is unable to attend a full shift due to the injury, or Lost Time Injuries.

In this annual report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$,” “U.S.$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar, “A$” and “Australian dollars” refer to Australian dollars, GH refers to Ghana Cedi and “CAD” refers to Canadian dollars.

Certain information in this annual report presented in Rand and Australian dollars has been translated into U.S. dollars. Unless otherwise stated, the conversion rates for these translations are Rand 8.57 per $1.00 and A$1.00 per $0.9608, which were the closing rates on December 31, 2012. By including the U.S. dollar equivalents, Gold Fields is not representing that the Rand or Australian dollar amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

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

v

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

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	the ability to achieve anticipated cost savings at existing operations;

•	the success of exploration and development activities;

•	decreases in the market price of gold or copper;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of work stoppages related to health and safety incidents;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;

•	the occurrence of labor disruptions and industrial actions;

•	the ability to realize the benefits of the Spin-off;

•

the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for fiscal 2012, fiscal 2011, the six-month period ended December 31, 2010 and fiscal 2010, and as of December 31, 2012 and 2011 have been derived from Gold Fields’ audited consolidated financial statements for those years and as of those dates and the related notes. The selected historical consolidated financial data for each of the two years ended June 30, 2009 and 2008, and as of December 31, 2010 and June 30, 2010, 2009 and 2008 have been derived from Gold Fields’ audited consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below have been derived from financial statements which have been prepared in accordance with U.S. GAAP. The other Operating Data presented has been calculated as described in the footnotes to the table below:

	Fiscal Period Ended(1)			Six-Month Period Ended(1)	Fiscal Period Ended(1)	Fiscal Period Ended(1)
	June 30,			December 31
	2008	2009	2010	2010	2011	2012
	($ million, unless otherwise stated)
Statement of Operations Data
Revenues	3,206.2	3,228.3	4,164.3	2,564.2	5,800.1	5,551.8
Production costs (exclusive of depreciation and amortization)	1,996.1	1,998.6	2,573.6	1,450.3	2,989.0	3,190.4
Depreciation and amortization	400.5	433.5	631.1	389.4	745.3	729.9
Corporate expenditure	41.0	35.5	54.5	24.5	37.6	46.6
Employee termination costs	16.2	21.0	10.3	35.3	32.8	13.8
Exploration expenditure	39.8	58.0	86.6	53.2	125.4	135.3
Feasibility and evaluation costs	—	—	—	9.3	95.2	103.5
Impairment of assets	11.4	—	—	—	9.5	41.6
Shaft closure costs	3.3	(0.2)	—	—	—	—
Increase/(decrease) in provision for post-retirement health care costs	(0.7)	3.4	(9.4)	(0.1)	0.1	0.3
Accretion expense on provision for environmental rehabilitation	12.0	13.9	19.3	10.9	24.9	28.2
Share-based compensation(2)	20.7	33.7	—	—	—	—
Interest and dividends	31.2	24.9	40.2	12.9	25.4	29.2
Finance expense	(100.4)	(73.9)	(65.2)	(31.7)	(54.3)	(70.1)
Gain/(loss) on financial instruments	19.8	(1.3)	27.7	1.0	4.4	(0.4)
Gain/(loss) on foreign exchange	1.7	10.2	(8.5)	(1.4)	9.1	(13.8)
Profit/(loss) on sale of property, plant and equipment	4.6	0.5	0.3	0.7	(0.4)	0.5

	Fiscal Period Ended(1)			Six-Month Period Ended(1)	Fiscal Period Ended(1)	Fiscal Period Ended(1)
	June 30,			December 31
	2008	2009	2010	2010	2011	2012
	($ million, unless otherwise stated)
Profit/(loss) on disposal of subsidiaries	208.4	(0.3)	—	—	—	—
Profit/(loss) on disposal of listed investments	3.7	(16.1)	111.7	(0.4)	12.8	27.6
Impairment of listed investments	—	(16.0)	(8.1)	—	(0.5)	(10.5)
South African Equity Empowerment Transactions	—	—	—	(297.6)	—	—
Other income/(expenses)	5.9	(7.7)	(45.0)	(36.8)	(79.3)	(77.4)
Royalties(3)	—	—	—	(43.3)	(149.7)	(151.2)

Income before tax, impairment of investment in equity investee and share of equity investees’ (losses)/income	840.8	551.2	851.4	194.8	1,507.8	996.1
Income and mining tax expense	(271.2)	(264.6)	(358.4)	(133.8)	(552.0)	(291.9)

Income before impairment of investment in equity investee and share of equity investees’ (losses)/income	569.6	286.6	493.0	61.0	955.8	704.2
Impairment of investment in equity investee	(61.3)	(87.4)	—	—	(6.8)	—
Share of equity investees’ (losses)/income	(16.0)	(3.5)	(22.7)	4.9	4.0	(51.7)

Net income	492.3	195.7	470.3	65.9	953.0	652.5
Less: Net income attributable to non controlling interests	(39.8)	(34.8)	(79.3)	(53.3)	(71.5)	1.8

Net income attributable to Gold Fields shareholders	452.5	160.9	391.0	12.6	881.5	654.3
Basic earnings per share attributable to Gold Fields shareholders($)	0.69	0.24	0.55	0.02	1.22	0.90
Diluted earnings per share attributable to Gold Fields shareholders($)	0.69	0.24	0.55	0.02	1.21	0.90
Dividend per share (Rand)	1.60	1.50	1.30	0.70	1.70	3.90
Dividend per share ($)	0.22	0.17	0.17	0.10	0.24	0.29
Other Operating Data
Total cash costs per equivalent ounce of gold produced ($)(4)	505	538	670	753	835	960
Total production costs per equivalent ounce of gold produced ($)(5)	610	659	844	962	1,050	1,200
Notional cash expenditure per equivalent ounce of gold produced ($)(6)	822	763	928	1,060	1,153	1,364

Notes:

(1)	On July 1, 2009, Gold Fields adopted updated guidance pertaining to ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), which requires noncontrolling interests to be classified as a separate component of equity for presentation and disclosure purposes. The data for the years ended June 30, 2008 and 2009 have been adjusted to conform to the updated guidance.
(2)	Share-based compensation for fiscal 2012 and fiscal 2011, the six-month period ended December 31, 2010 and fiscal 2010 has been reclassified into the respective captions where compensation costs of underlying employees are ordinarily classified. The reclassification has been made to conform with guidance SAB Topic 14.F.
(3)

The classification of royalty expense at Gold Fields’ operations requires judgment, particularly at the Groups’ South African and Ghanaian operations, where the percentages to be applied in calculating royalties are influenced by the expenses incurred in generating those product sales (and therefore the profitability of the operations). In light of the fact that the calculation of royalties in Ghana, representing the largest component of consolidated royalty expense, was changed as of April 1, 2011 to 5% of revenues earned from minerals obtained (regardless of the operating margin), Gold Fields changed the classification of royalty expense in its consolidated financial statements from a component of “income and mining taxes” to “royalties” in its consolidated statements of operations for the six-month period ended December 31, 2010. Given the change in circumstances, Gold Fields considers it appropriate to change the presentation for all periods beginning with the six-month period ended December 31, 2010.
(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand, Australian dollar and the Bolivar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information” and “Information on the Company—Glossary of Mining Terms—Total cash costs per ounce”. For a reconciliation of Gold Fields’ production costs to its total cash costs for fiscal 2012 and fiscal 2011, fiscal 2011 and 2010 and the six-month periods ended December 31 2010 and December 31, 2009 , see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six-Month Period Ended December 31, 2010 and 2009—Costs and Expenses”.
(5)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Changes in the currency exchange rate between the Bolivar and the U.S. dollar affected changes in total production costs per ounce until the sale of the Choco 10 mine on November 30, 2007. Total production costs per ounce is not a U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce”. For a reconciliation of Gold Fields’ production costs to its total production costs for fiscal 2012 and fiscal 2011, fiscal 2011 and 2010 and the six-month periods ended December 31 2010 and December 31, 2009 , see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and December 31, 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six-Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.

(6)	Gold Fields defines NCE as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Gold Fields reports NCE on a per equivalent ounce basis. For a description of NCE and a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012, fiscal 2011 and fiscal 2010 and the six-month periods ended December 31, 2010 and 2009, see “Operating and Financial Review and Prospects—Notional Cash Expenditure”.

	As at(1)
	June 30,			December 31,
	2008	2009	2010	2010	2011	2012
	($ million, unless otherwise stated)
Balance Sheet Data
Cash and cash equivalents	253.7	357.5	500.7	809.5	744.0	655.6
Current portion of financial instruments	6.9	—	—	—	—	—
Receivables	280.1	383.5	305.4	411.4	483.4	522.7
Inventories	152.8	196.0	234.9	256.3	297.7	402.1
Material contained on heap leach pads	74.5	81.3	91.5	111.3	187.9	65.0

Total current assets	768.0	1,018.3	1,132.5	1,588.5	1,713.0	1,645.4
Property, plant and equipment, net	5,423.7	5,756.9	6,639.7	7,482.0	7,016.8	7,388.9
Goodwill	1,092.8	1,084.7	1,154.9	1,295.2	1,075.4	1,020.1
Deferred income and mining taxes	—	—	—	—	—	24.1
Material contained on heap leach pads	—	—	—	—	—	111.8
Non-current investments	737.4	475.2	254.3	344.3	272.2	458.0

Total assets	8,021.9	8,335.1	9,181.4	10,710.0	10,077.4	10,648.3

Accounts payable and provisions	610.3	533.5	551.9	670.6	669.9	751.9
Current portion of financial instruments	—	1.7	—	—	—	—
Interest payable	29.2	14.4	4.5	4.1	11.2	11.0
Income and mining taxes payable	123.1	98.2	104.3	156.1	264.4	192.1
Current portion of long-term loans	772.9	317.8	691.1	261.7	547.0	40.0
Bank overdraft	2.7	9.7	—	—	—	—

Total current liabilities	1,538.2	975.3	1,351.8	1,092.5	1,492.5	995.0

Long-term loans	564.2	785.9	430.0	1,136.6	1,360.7	2,321.2
Deferred income and mining taxes	719.9	817.7	982.5	1,051.8	1,019.4	901.8
Provision for environmental rehabilitation	216.2	236.9	275.7	324.4	336.9	373.6
Provision for post-retirement health care costs	7.9	11.4	2.8	2.7	2.1	2.1
Other non-current liabilities	—	3.9	—	19.7	13.5	13.9

Total liabilities	3,046.4	2,831.1	3,042.8	3,627.7	4,225.1	4,607.6

Share capital	54.9	57.7	57.8	58.8	59.0	61.0
Additional paid-in capital	4,490.4	4,944.2	5,005.4	5,313.2	5,374.6	5,452.3
Retained earnings	521.8	561.5	834.4	779.6	772.5	1,054.3

	As at(1)
	June 30,			December 31,
	2008	2009	2010	2010	2011	2012
	($ million, unless otherwise stated)
Accumulated other comprehensive (loss)/income	(243.0)	(338.9)	(96.5)	562.4	(423.3)	(653.0)

Total equity attributable to Gold Fields shareholders	4,824.1	5,224.5	5,801.1	6,714.0	5,782.8	5,914.6
Noncontrolling interests	151.4	279.5	337.5	368.3	69.5	126.1

Total equity	4,975.5	5,504.0	6,138.6	7,082.3	5,852.3	6,040.7

Total liabilities and equity	8,021.9	8,335.1	9,181.4	10,710.0	10,077.4	10,648.3

Other Financial Data
Number of ordinary shares as adjusted to reflect changes in capital structure	653,200,682	704,749,849	705,903,511	720,796,887	724,591,516	730,393,143
Net Assets	4,824.1	5,224.5	5,801.1	6,714.0	5,782.8	5,914.6

Notes:

(1)	On July 1, 2009, Gold Fields adopted updated guidance pertaining to ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), which requires noncontrolling interests to be classified as a separate component of equity for presentation and disclosure purposes. The data as at June 30, 2008 and 2009 have been adjusted to conform to the updated guidance.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. Dollars, expressed in Rand per $1.00. For periods prior to December 31, 2008, the following tables express the exchange rates in terms of the noon buying rate in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York. As of December 31, 2008, the Federal Reserve Bank ceased publication of the noon buying rate and, as such, the exchange rates for fiscal 2009 are sourced from I-Net Bridge (Proprietary) Limited, or I-Net Bridge, being the average rate.

Year ended	Average
June 30, 2008	7.30	(1)
June 30, 2009	9.01	(2)
June 30, 2010	7.58	(2)
December 31, 2011	7.22	(2)
December 31, 2012	8.19	(2)
through May 9, 2013	8.98	(2)

Notes:

(1)	The average of the noon buying rates on the last day of each full month during the relevant period as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Six-month period ended	Average
December 31, 2009	7.65(1)
December 31, 2010	7.14(1)

Note:

(1)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
November 30, 2012	8.97	8.63
December 31, 2012	8.87	8.40
January 31, 2013	9.09	8.45
February 28, 2013	9.03	8.78
March 31, 2013	9.37	8.99
April 30, 2013	9.33	8.45

The closing rate for the Rand on May 9, 2013 as reported by I-Net Bridge was Rand 9.02 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares, or ADSs, on the NYSE. These fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on the ordinary shares.

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

Most of Gold Fields’ revenues are derived from the sale of gold. Gold Fields generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. Since Gold Fields does not generally use commodity or derivative instruments, it will generally be unprotected against declines in the gold price, which could lead to reduced revenue in respect of gold production that is not hedged. For example, during April 2013, the gold price had fallen approximately 30% from its high in September 2011. See “Quantitative and Qualitative Disclosures about Market Risk”. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Gold Fields has no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	demand for gold from relatively new emerging markets, particularly Brazil, Russia, India and China, and the emerging middle class in these markets;

•	actual, expected or rumored purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	demand for exchange traded funds, or ETFs, which replicate the exact performance of gold;

•	demand for gold for investment purposes;

•	investor confidence in gold and the gold business;

•	speculative trading activities in gold;

•	the overall level of forward sales by other gold producers;

•	the overall level and cost of production by other gold producers;

•	international or regional political and economic events or trends;

•	the strength or weakness of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation; and

•	interest rates.

While the aggregate effect of these factors is impossible for Gold Fields to predict, if gold prices fall below the amount it costs Gold Fields to produce gold and remain at such levels for any sustained period, Gold Fields may experience losses and may be forced to curtail or suspend some or all of its exploration projects, growth projects, operations and/or reduce operational capital expenditures. In addition, Gold Fields might not be able to recover any losses it may incur during, or after, such periods.

In addition, the current demand for, and supply of, gold does not necessarily affect the price of gold in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price. Central banks, financial institutions and individuals historically have held large amounts of gold as a store of value, and production in any given year historically has constituted a small portion of the total potential supply of gold. Pursuant to a gold sales agreement entered into by 15 European central banks, individual banks may sell up to 400 tonnes of gold per year, effective through September 2014. However, the effect on the market of these or any other gold sales is unclear.

Due to the credit crisis in the Eurozone countries and other factors, the market price of gold has been at historically high levels recently, and has experienced significant volatility. See “Operating and Financial Review and Prospects—Overview—Revenues”. A sustained period of significant gold price volatility may adversely affect Gold Fields’ ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

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

The mineral reserves stated in this annual report represent the amount of gold and copper that Gold Fields estimated, as of December 31, 2012, could be mined, processed and sold at prices at least sufficient to recover Gold Fields’ estimated future total costs of production, remaining investment and anticipated additional capital expenditures, along with comparative figures for the mineral reserves as of December 31, 2011. Ore reserves are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, prices and exchange rates and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control.

In the event that Gold Fields revises any of the assumptions that underlie its mineral reserves reporting in an adverse manner, Gold Fields may need to revise its mineral reserves downwards. In particular, if Gold Fields’ production costs or capital expenditures increase, if gold or copper prices decrease or if the Rand or Australian dollar strengthens against the U.S. dollar, a portion of Gold Fields’ mineral reserves may become uneconomical to recover, forcing Gold Fields to lower its estimated reserves. See “Information on the Company—Reserves of Gold Fields as of December 31, 2012”.

To the extent that Gold Fields makes acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations.

In order to maintain or expand its operations and reserve base, Gold Fields may seek to make acquisitions of selected precious metal producing and/or exploration companies or assets. Any such acquisition may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. For example, there may be a significant change in commodity prices after Gold Fields has committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may not meet expectations; Gold Fields may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt Gold Fields’ on-going business and its relationships with employees, suppliers and contractors; the acquisition may divert management’s attention from Gold Fields’ day-to-day business; and the acquired business may have undetected liabilities which may be significant. Furthermore, Gold Fields operates and acquires businesses in different countries, with different regulatory and operating cultures, which may exacerbate the risks described above.

There can be no assurance that any acquisition will achieve the results intended. Any problems experienced by Gold Fields in connection with an acquisition as a result of one or more of these or other factors could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws.

There has been an increase in union activity in some of the countries in which Gold Fields operates, including South Africa and, in recent years, there have been new labor laws introduced or amendments to existing labor laws that impose additional obligations on Gold Fields or grant additional rights to workers, thereby increasing compliance and other costs. In fiscal 2012, union activity had a material adverse impact on Gold Fields’ operations, production and financial performance as described below. While the divestiture of the Sibanye Gold assets has lessened Gold Fields’ exposure to these risks in South Africa, the occurrence of any such events in the future could have further negative impacts upon Gold Fields and its financial performance and condition.

Greater union activity, including the entry of rival unions, has resulted in more frequent industrial disputes, including violent protests and clashes with police authorities, and has impacted labor negotiations in the industry. In the second half of fiscal 2012, there was heightened labor unrest in the South African mining industry. A number of unions in various industries have threatened to or have recently gone on strike, causing work stoppages and production losses. As a result, on September 27, 2012, South Africa’s sovereign debt credit rating, along with the credit ratings of a number of the country’s leading mining companies, including Gold Fields, was downgraded. Those strikes have impacted Gold Fields’ operations and caused work stoppages and significant production losses.

For example, during August, September and October 2012, approximately 29,000 employees at Gold Fields’ formerly owned KDC and Beatrix mines (out of nearly 36,000 employees at those mines) engaged in work stoppages. Work stoppages occurred at the KDC West mine from September 9, 2012 to October 18, 2012. At the KDC East mine, work stoppages occurred from August 29, 2012 to September 5, 2012 and again from October 14, 2012 to October 23, 2012, when 8,100 workers were dismissed for failing to return to work, with 7,600 appealing that dismissal. After an appeal process, a majority of the employees returned to work on November 6, 2012. At the Beatrix mine, work stoppages occurred from September 21, 2012 to October 18, 2012. Workers at Beatrix West went on strike on September 21, 2012 and workers at Beatrix North and South went on strike on September 24, 2012. On October 17, 2012, the strike at Beatrix North and South ended. On October 18, 2012, the strike at Beatrix West ended. In each case, these work stoppages continued despite the Chamber of Mines negotiating a settlement with three labor unions, the National Union of Mineworkers, or NUM, the Solidarity Trade Union, or Solidarity, and UASA, formerly known as the United Association of South Africa, which the striking employees rejected. Gold Fields continued to engage with the relevant unions and communicated with its employees in an attempt to resolve the work stoppages throughout the strikes.

Gold Fields estimated that, as a result of these work stoppages, the losses for fiscal 2012 were approximately 145,000 ounces of gold production and R2.1 billion of revenue. These estimated losses, however, were partially offset by approximately R0.4 billion saved in wages, electricity, consumables and other costs not paid.

Negotiations with the South African mining unions in 2011 resulted in above-inflation wage increases between 8.0% to 10.0%, depending upon the category of employee. Such negotiations, historically, have occurred every two years. However, the recent labor unrest has resulted in South African mining industry participants undergoing negotiations with workers and labor unions outside this period. These ad-hoc negotiations resulted in a settlement proposal made by a number of the gold mining companies in South Africa, including Gold Fields. Through the Chamber of Mines, Gold Fields agreed with the trade unions to an earlier implementation of a number of provisions of the wage agreement reached in 2011 that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 2.5%, or R150 million, per annum relating to changes to job grades and entry-level wages. In addition, the gold mining companies, trade unions and government have set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which will feed into the next round of wage negotiations scheduled for 2013. Despite the fact that returning employees will receive the benefit of the settlement proposal referred to above, Gold Fields’ employees may continue to take industrial action to protest and seek redress in connection with a variety of issues, including pay and working conditions. Negotiations with the South African mining unions generally take place every two years, and, in light of the recent labor unrest, Gold Fields expects that the negotiations in 2013 may be difficult and may be accompanied by further strikes, work stoppages or other labor actions that could disrupt its remaining South African operation, South Deep.

On August 2, 2012, Gold Fields announced that its South Deep mine had entered into a formal 60 day consultation process with the NUM and other affected employees in terms of Section 189(3) of the Labour Relations Act No. 66 of 1995, or the LRA. These negotiations centered around reaching agreement on a proposed new operating model. In terms of Section 189 of the LRA, Dismissals Based on Operational Requirements, when an employer contemplates dismissing employees for reasons based on the employer’s operational requirements, the employer must engage in a consensus-seeking process with its trade unions. On October 2, 2012, a formal agreement was reached between Gold Fields, the NUM and the UASA, which was implemented during the fourth quarter of fiscal 2012. The new South Deep operating model is expected to not only secure current jobs but allow management to create an additional 400 full-time positions at the mine. It should improve productivity and performance in order for the mine to approach international best practice. Further, during the second half of fiscal 2012, labor actions in several other South African industries also occurred, including in the transportation industry, the coal industry (which supplies the South African electricity utility) and the platinum industry. Such labor actions have the potential to impact on Gold Fields’ business by influencing its own labor negotiations and by curtailing the supply of necessary inputs.

Gold Fields’ operations in Peru have recently been and may in the future be impacted by increased union activities. For example, the operational employees at Cerro Corona formed a labor union and negotiated a five-year collective bargaining agreement with Gold Fields. In Ghana, Gold Fields entered into a three-year wage agreement with the labor unions in October 2010 for the years 2010 to December 2012, but there can be no guarantee that the labor unions will not undertake strikes and “go-slow” actions against the Group’s operations or other mining companies. In December 2012, the unions declined to start negotiations because of the general elections in Ghana on December 6, 2012. The renegotiation process is scheduled to start in the second quarter of 2013 with the aim of securing a multi-year wage agreement. Further, on April 3, 2013, employees at Gold Fields’ Ghanaian operations engaged in a work stoppage that led to a halt in production. On April 8, 2013, in order to end the strike, management and the Ghana Mineworkers Union, or GMWU, agreed to a settlement regarding the process for resolving certain issues raised by union petitions. However, the employees at these operations engaged in a further “go slow” action related to these issues between April 26, 2013 and May 2, 2013, which ended after further discussions between management and the GMWU.

In the event that Gold Fields experiences strikes or work stoppages, delays, sabotage, go-slow actions, lower productivity levels than envisaged or any other industrial relations related interruptions at any of its operations or increased employment-related costs due to union or employee activity, these may have a material adverse effect on its business, production levels, production targets, results of operations, financial condition and reputation and future prospects. In addition, lower levels of mining activity can have a longer term impact on production levels and operating costs, particularly since mining conditions can deteriorate during extended periods without production and Gold Fields will not re-commence mining until health and safety conditions are considered appropriate to do so.

Gold Fields may also be affected by certain labor laws that impose obligations regarding worker rights. For example, the Australian federal government introduced a new industrial relations system between 2009 and 2010 that includes “good faith bargaining” obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution. In addition, laws in South Africa impose monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies. In Ghana, the Minerals and Mining (General) Regulations, 2012 (L.I. 2173) contain specific provisions requiring mining companies to recruit and train Ghanaian personnel and to procure goods and services with Ghanaian content. Failure to do so may result in the payment of a penalty. Gold Fields’ localization plan for recruiting and training Ghanaian personnel was approved by the Minerals Commission of Ghana in early January 2013 and is likely to be used as a template for the rest of the industry. Existing labor laws and any new or amended labor laws may increase Gold Fields’ labor costs and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and impact negatively upon our empowerment status and may damage Gold Fields’ reputation.

Gold Fields operates globally in multiple jurisdictions and with numerous and complex frameworks, and its governance and compliance processes may not prevent potential breaches of law or accounting or other governance practices. Gold Fields’ operating and ethical codes, among other standards and guidance may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements.

In December 2012, Gold Fields, through the Social and Ethics Committee of the Board, commenced an examination of a Black Economic Empowerment transaction related to its South Deep license. The Company took this action following press reports raising questions about the transaction. In that context, the Board engaged an independent law firm to assist in its examination and that firm has undertaken an investigation. The Board may also authorize a review of the Company’s relevant internal controls in order to determine whether any improvements are necessary. The Board’s examination of the matter is on-going.

To the extent that Gold Fields suffers from any actual or alleged breach or breaches of relevant laws (including South African anti-bribery and corruption legislation or the U.S. Foreign Corrupt Practices Act of 1977) under any circumstances, they may lead to regulatory and civil fines, litigation, public and private censure, loss of operating licenses or permits and impact negatively upon our empowerment status and may damage Gold Fields’ reputation. The occurrence of any of these events could have a material adverse effect on Gold Fields’ business, financial condition and results of operations.

To the extent that Gold Fields seeks to add to its reserve base through its exploration program, it may experience problems associated with mineral exploration or developing mining projects.

In order to expand its operations and reserve base, Gold Fields may rely on its exploration program for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks and is frequently unsuccessful. Any exploration program entails risks relating to the location of economic ore bodies, the development of appropriate extractive processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields’ exploration efforts may not result in the discovery of gold or other metals associated with gold and any mineralization discovered may not result in an increase of Gold Fields’ reserves. If ore bodies are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardize the success of the project.

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

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. In particular, hazards associated with Gold Fields’ mining operations include:

•	rock bursts;

•	seismic events, particularly at the South Deep operation;

•	extreme ambient operating temperature;

•	surface or underground fires and explosions, including those caused by flammable gas or in connection with blasting;

•	cave-ins, wall collapse or gravity falls of ground, including collapses of rock dumps or tailings dams;

•	discharges of gases and toxic substances;

•	releases of radioactivity;

•	flooding;

•	electrocution;

•	falling from height;

•	accidents related to the presence of mobile machinery, including locomotives, shaft conveyances, elevators, open pit mining and rock transportation equipment;

•	ground and surface water pollution, including as a result of potential spillage or seepage from tailings dams;

•	production disruption due to weather;

•	sinkhole formation and ground subsidence; and

•	other accidents and conditions resulting from drilling, blasting and removing and processing material.

Gold Fields is at risk of experiencing any and all of these environmental or other industrial hazards. The Sibanye Gold assets were historically more susceptible, to certain of these risks due to mining at deep levels. The occurrence of any of these hazards could delay or halt production, increase production costs and result in liability for Gold Fields (including as a result of the occurrence of hazards that took place at the Sibanye Gold assets when they were owned by Gold Fields).

Ageing infrastructure may cause breakdowns and unplanned stoppages, which may result in production delays, increased costs and industrial accidents.

Deep level gold mining shafts and processing plants are usually designed with a lifespan of 25 to 30 years. Vertical shafts consist of large quantities of infrastructure steelwork for guiding conveyances and services such as high voltage electric cables, air, backfill and water pipe columns and communication cables. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance.

Once a shaft or a processing plant has reached the end of its intended lifespan, more than normal maintenance and care is required. Some of Gold Fields’ processing plants and South Deep’s South Shaft complex fall into this category. Although Gold Fields has comprehensive maintenance strategies in place, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on the company’s results of operations and financial position.

If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees, its business may be materially adversely affected.

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry, including Gold Fields, continues to experience a global shortage of qualified senior management and technically skilled employees. Gold Fields cannot be certain that the services of its senior management and a sufficient number of its technically skilled employees will continue to be available to it. Any senior management departures, unavailability (due to death, injury, illness or other reasons) or technically skilled worker shortages could adversely affect Gold Fields’ operational efficiency and production levels.

Gold Fields may be unable to hire or retain appropriate technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. For instance, the production of gold at South Deep and at Gold Fields’ Australian underground mines relies heavily on mechanical equipment operators and maintenance staff. Competition for skills is particularly intense in Western Australia, where mining companies compete not only with one another, but also with the hydrocarbon sector. Further, in the surface open pit operations in Ghana, Australia and Peru, there is strong reliance on heavy mining equipment operators for machines such as drill rigs, excavators and dump trucks, as well as required technical staff to ensure maintenance programs are maintained. Turnover in these areas also remains a challenge across Gold Fields. For example, Gold Fields’ Ghana operations face skilled worker shortages due to the increasing number of skilled workers accepting work assignments outside of Ghana. Additionally, as experienced managers and technical specialists become eligible for retirement, Gold Fields and the mining industry as a whole face demographic challenges as there are not enough younger workers to replace them. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including production levels), results of operations and financial position.

Because gold is generally sold in U.S. dollars, while some of Gold Fields’ production costs are in Australian dollars, Rand and other non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material appreciation in the value of these non-U.S. dollar currencies.

Gold is sold throughout the world principally in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars, Rand and other currencies. As a result, any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ operating results and financial condition.

Conversely, inflation in any of the countries in which it operates could increase the prices Gold Fields pays for products and services, including wages for its employees and power costs, which if not offset by increased gold prices or currency devaluations, could have a material adverse effect on Gold Fields’ financial condition and results of operations.

Gold Fields is subject to various cost imposts, such as mining taxes or royalties, which may have a material adverse effect on Gold Fields’ operations and profits.

In recent years, governments (local and national), communities, non-governmental organizations and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Gold Fields’ financial condition and results of operations.

In South Africa, the African National Congress, or the ANC, has adopted a recommendation which, among other things, proposed greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and increasing the South African government’s holdings in mining companies. In June 2012, the recommendation was discussed at the national policy conference of the ANC. The conference recommended that the South African government take a more active role in the mining sector, including through the strengthening of a state mining company to be involved in new projects either through partnerships or individually. The policy conference’s recommendations were adopted as ANC policy during the national conference of the ANC held in December 2012.

The adopted policy may impose additional restrictions, obligations, operational costs, taxes or royalty payments on gold mining companies, including Gold Fields, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In Ghana, the parliament passed an Act that, effective March 9, 2012, increases taxes on mining companies. These changes included introducing a separate tax category for companies engaged in mining which raised the applicable corporate tax rate from 25% to 35%. At the same time, the 5% National Fiscal Stabilization levy was abolished, resulting in a net increase in the tax rate of 5%. The favorable capital allowance was changed from 80% for the first year, with the 20% remaining component, after being indexed at a rate of 10%, to be claimed on a reducing balance method, to a uniform regime of 20% over five years, which may affect Gold Fields’ future capital expenditure decisions. In addition, expenses exclusively incurred in a mining area may not be deducted against revenue derived from another mining area owned by the company in determining its chargeable income. On November 18, 2012, Ghana’s parliament passed Legislative Instrument 2191, which increased annual grounds rent on mining concessions from GH 0.5 per square kilometer to GH 36.5 per acre (GH 9,019 per square kilometer), which will be effective from the 2013 year of assessment. The new law threatens current and future exploration projects. Further, a draft bill has been presented to the Ghanaian parliament which, if passed in 2013, will impose a windfall profit tax of 10% of the cash balance of a company engaged in mining activities. The bill would also allow the Commissioner-General, in determining the cash balance of a company, to disregard or re-characterize a transaction or any other transaction if the Commissioner-General believes that the transaction was carried out for the purpose of reducing the cash balance with respect to calculation of the windfall profit tax. In his budget speech on March 5, 2013, the Minister of Finance announced that a mining review committee would consider the windfall profit tax as part of its full review of the mining industry and report to Parliament by the second half of 2013.

Further, in Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. Mining companies must pay royalties of 5% of the total revenue earned from minerals. Companies must also pay corporate taxes and the government has a right to obtain a 10% free-carried interest in mining leases. See “Information on the Company—Environmental and Regulatory Matters—Ghana—Mineral Rights”.

In Peru, a new special tax regime for mining companies was established in 2011 (relating to mining royalties), increasing the tax burden on mining companies. In addition, a new consultation law has been enacted, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights. It is not yet certain what, if any, other political or economic impact the policies of the new administration will have on Peru generally, or on Gold Fields specifically.

The impositions of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits.

In fiscal 2012, approximately half of Gold Fields’ production was in South Africa. Gold Fields also has significant operations in Ghana, Australia and Peru. After the Spin-off, Gold Fields expects that its South African, Ghanaian, Australian and Peruvian operations will produce 16%, 42%, 28% and 14% of its total gold production in 2013, respectively. Changes or instability to the economic, political or social environment in South Africa or in any of these other countries or in neighboring countries could affect an investment in Gold Fields.

As noted above, the South African mining industry in general, including Gold Fields, was the target of large scale labor strikes in fiscal 2012. Labor unrest has increased in the South African mining industry and the entry of rival unions has contributed to increased violence and greater frequency of unrest.

In South Africa, Gold Fields’ South Deep operation may be subject to actions by labor groups or other interested parties who object to perceived or actual conditions and policies at its mines or to perceived or actual environmental impact of such mines. Such action may also be influenced by political forces within South Africa. Additionally, the proliferation of social media and other internet technologies may contribute to negative publicity relating to any actual or perceived environmental, labor or other issues at Gold Fields’ operations. These actions may delay or halt production, increase production costs, result in liability, lead to greater costs or may create negative publicity related to Gold Fields. Additionally, these actions and especially those related to labor groups and work stoppages can lead to a loss of investor confidence in the gold industry in general which may restrict Gold Fields’ access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

For example, in the second half of 2012, South Africa’s sovereign credit rating was lowered by certain rating agencies, resulting in higher interest rates for South Africa’s sovereign debt, which may in turn adversely affect South Africa’s economy. The credit ratings of a number of the country’s leading mining companies, including Gold Fields, were also downgraded. This could lead to increased borrowing costs for Gold Fields and a diminished ability to raise capital from the international debt markets in the future.

In recent years, South Africa has continued to experience high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Gold Fields may have difficulty attracting and retaining qualified local employees. There has also been regional, political and economic instability in certain countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Gold Fields’ ability to manage and operate its South African operations.

In South Africa, numerous public statements have also been made about the nationalization of South African mines by labor unions and political groups in South Africa. While the official policy of the South African government and the ANC, which was confirmed at the ANC conference that took place during December 2012, is not to nationalize mines, these comments and any other potential threats of nationalization may negatively affect the perceived value of Gold Fields’ property and investors’ perceptions of South Africa. It remains unclear what effect the policies adopted at this conference will have on the South African gold mining industry or on Gold Fields specifically. Any threat of, or actual proceeding to, nationalize any of Gold Fields’ assets could halt or curtail operations at South Deep, resulting in a material adverse effect on Gold Fields’ business, operating results and financial condition and could cause the value of Gold Fields’ securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their investment.

There has been regional social instability in the area around Gold Fields’ La Cima operation. While the unrest has not caused any stoppages to Gold Fields’ La Cima operations, it could have a negative impact on Gold Fields’ ability to manage and operate its Peruvian operations. There has been local opposition to mine development projects in Peru. Gold Fields’ operations and other mining operations in Peru have been the subject of local protests in the past, including the illegal blockades of access roads. Such blockades are normally accompanied by demands for increased employment from local communities and increased use of local contractors. In addition, Gold Fields’ Cerro Corona mine shares the same public road as Newmont-Buenaventura’s Yanacocha mine and is near the planned Conga Project, which was the subject of local protests, some of them violent. There have also been protests against the Gold Fields Chucapaca project in southern Peru. While production at Cerro Corona has not been affected by this opposition, Cerro Corona, along with other mining operations, may be affected by protests or heightened restrictions on mining activities in the future. If Gold Fields experiences further opposition in connection with its operations in Peru, or if protests aimed at other mining operations affect operations at Cerro Corona, it could have a material adverse effect on Gold Fields’ financial condition and results of operations.

In Ghana, national elections took place on December 6, 2012. On March 5, 2013, the Minister of Finance announced in his 2013 budget speech that a major review of Ghana’s tax and investment laws would be conducted and programs to maintain single digit inflation, ensure exchange rate stability, reduce the budget deficit and achieve high annual economic growth rates would be introduced. However, it is not yet certain what, if any, political or economic impact the policies of the new administration will have on Ghana generally, or on Gold Fields specifically, as the speech did not provide further details about these initiatives.

Power cost increases may adversely affect Gold Fields’ results of operations.

Gold Fields’ South Deep mining operation depends upon electrical power generated by the state utility provider, Eskom Limited, or Eskom. See “Operating and Financial Review and Prospects—Overview—Costs”. Eskom holds a monopoly on power supply in the South African market. In calendar 2009, Eskom applied to the National Energy Regulator of South Africa, or NERSA, for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. However, in April 2012, Eskom implemented an average tariff increase of 16%. On February 28, 2013, NERSA announced that it had approved an 8% per annum average increase in the electricity tariff over the next 5 year period but within such average increases for the mining and industrial sectors may be greater. Eskom has announced its intention to institute an average annual tariff increase of 8.0% and 9.6% for industrial users, the latter of which will apply to Gold Fields, for the five-year period starting April 1, 2013. Therefore, Gold Fields expects further significant additional increases during the next several years as Eskom embarks on an electricity generation capacity expansion program. Should Gold Fields experience further power tariff increases, its results of operations may be adversely impacted.

In Australia, Gold Fields’ contract for the supply of electricity to both of its Australian operations is due to expire in 2014. Gold Fields is in the process of negotiating a replacement for this contract with parties including the major mining company which presently supplies power under a power purchasing agreement, and also with domestic gas suppliers in Western Australia. Replacement of this supply may entail a significant increase in costs due to the volatile Western Australian gas market. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.

Both Gold Fields Ghana Limited, or Gold Fields Ghana, and Abosso Gold Fields Limited, or Abosso, have concluded tariff negotiations for 2012 and 2013 with their respective power suppliers (the state electricity supplier, the Volta River Authority, or VRA, supplies power to Gold Fields Ghana and the Electricity Company of Ghana, or ECG, provides power to Abosso and the South Heap Leach facility at Gold Fields Ghana), representing a 19% increase on VRA and 15% increase on ECG, respectively from fiscal 2011 to fiscal 2013. The 2013 tariffs will remain unchanged from the 2012 tariffs. The VRA has provided a revised “Power Sales and Purchase Agreement between VRA and Gold Fields Ghana” which is expected to be concluded by June 2013. Gold Fields Ghana has concluded a Transmission Service Agreement with Ghana Grid Company Limited, or GridCo. Until gas supply to the generating units in Ghana is assured, energy prices will correlate with the crude oil price. The Deregulated Mining Companies, or the DMC, are currently in discussions with the VRA regarding a new tariff model from 2014. Discussions with the ECG on behalf of Damang generally depend on the outcome of discussions with the VRA and have not been pursued in light of the status of discussions with the VRA. Tariffs with the ECG are not expected to be more than U.S. cents 2 per kilowatt hour above the VRA tariff. Management expects further tariff increases in the future. Any further increase in the electricity price could have a material adverse effect on the Group’s business and operating results. See “Information on the Company—Description of Mining Business”.

Power stoppages, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.

In 2008, South Africa experienced disruptions in electrical power supply and these disruptions impacted Gold Fields’ operations. The Department of Energy is in the process of developing a power conservation program, including rules regarding baseline adjustments and load growth. However, there can be no assurance that this conservation program will ensure that there is sufficient electricity available for Gold Fields to run its South Deep operation at full capacity or at all. In October 2012, the South African state utility Eskom announced that its forecasted electricity sales for the financial year ending March 31, 2013 would be 2.5% lower than those in the previous financial year, but still warned that it may face constraints on the supply of power until the first units of its new power station come on line by mid-2014. Any disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition.

Although the VRA has not imposed any power cuts in Ghana since August 2006, frequent power interruptions have occurred in the power supplied by ECG. In August 2012, damage to the West African Gas Pipeline resulted in disruptions to the power supply in Ghana. Since September 2012, Damang has been affected by an evening peak period load shedding by ECG, which is expected to be concluded by the end of April 2013. Further, intermittent low voltage has affected Damang’s operations. Part of the heap leach facilities in Tarkwa, which is also supplied by ECG, have been similarly affected, although stacking at the South Heap Leach facility has now been stopped due to profitability reasons. Gold Fields is in discussions with the VRA and the ECG on how to minimize the impact of power interruptions on its operations.

Should Gold Fields continue to experience power outages, fluctuations or usage constraints at any of its operations, then its business and results of operations may be materially adversely impacted.

Gold Fields may not realize the potential benefits from the Spin-off.

Gold Fields may not realize the potential benefits that it expects from the Spin-off. Gold Fields has described these anticipated benefits elsewhere in this annual report. See “Information on the Company—Strategy.” Moreover, the Spin-off could cause operational, human resources or information technology disturbances. Following the Spin-off, Gold Fields and Sibanye Gold are continuing to provide services to each other as described in a transitional services agreement signed on December 21, 2012, or the Transitional Services Agreement. These services include corporate functions and infrastructure support, purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions, which will be provided on a transitional basis for a period of up to 12 months. See “Additional Information—Material Contracts—Transitional Services Agreement”. The transition is continuing and may give rise to certain operating issues as the corporate and operational functions of the two companies are separated. In addition, Gold Fields will incur significant costs which may exceed its estimates. Any such issues could have a material adverse effect on Gold Fields’ business, results of operations and financial condition.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Gold Fields’ operations and profits.

Gold Fields’ results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel and cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations.

Gold Fields’ insurance coverage may prove inadequate to satisfy potential claims.

Gold Fields has an insurance program, however, it may become subject to liability for pollution, occupational illnesses or other hazards against which it has not insured, cannot insure or has insufficiently insured, including those in respect of past mining activities. Gold Fields’ existing property and liability insurance contains exclusions and limitations on coverage. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against Gold Fields, including, but not limited to, claims for environmental or industrial accidents, occupational illnesses or pollution or any cross-claims made.

Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations, or the Exchange Control Regulations, restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area, or the CMA. Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls enforced by the South African Reserve Bank, or SARB. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Exchange Controls”.

Gold Fields may suffer material adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.

A portion of Gold Fields’ operations in South Africa, Ghana, Australia and Peru are currently conducted by outside contractors. As a result, Gold Fields’ operations at those sites are subject to a number of risks, some of which are outside Gold Fields’ control, including contract risk, execution risk, litigation risk, regulatory risk and labor risk.

In addition, Gold Fields may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Directors, Senior Management and Employees—Employees—Labor Relations—Australia” and “Directors, Senior Management and Employees—Employees—Labor Relations—Peru”.

Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Gold Fields’ operations.

Energy is a significant input to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, natural gas and coal. There is a substantial weight of scientific evidence concluding that carbon emissions from fossil fuel-based energy consumption contribute to global warming, greenhouse effects and climate change.

A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change and the Kyoto Protocol, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting emissions of greenhouse gases in jurisdictions in which Gold Fields operates.

In Australia, the Australian Clean Energy Act 2011 (Cth) and associated legislation establishing a national carbon pricing scheme, or Scheme, passed into law in November 2011. While emissions from Gold Fields’ Australian operations are not currently being directly regulated, the price of diesel fuel paid by Gold Fields’ operations did rise due to changes in fuel subsidy levels. Other costs, predominantly electricity, have risen to reflect the flow-through impact of the Scheme on Gold Fields’ suppliers. The overall impact of the Scheme is estimated at A$8 million (U.S.$8 million) per annum on Gold Fields’ Australian operations. See “Information on the Company—Environmental and Regulatory Matters—Australia—Environmental”.

The South African government is considering the introduction of a carbon tax with effect from January 1, 2015 to reduce greenhouse gas emissions. The updated carbon tax policy paper released on May 2, 2013 confirmed that the proposed carbon tax will be R120 per tonne of carbon dioxide equivalent, or CO2-e, emitted above certain thresholds. The tax rate will increase by 10% a year, reaching R176 per tonne of CO2-e by 2019. However, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until December 31, 2019, along with certain “offsets” of 5% or 10%, a carbon intensity correction based on industry benchmarks and a correction for international trade exposure of 5% to 10% of tax liability, which together may allow for a cumulative reprieve from tax liability of up to 90%. The 60% discount and the associated tax reprieves will be scaled back gradually from 2020 until 2050 and may be replaced by absolute emissions thresholds thereafter. If the proposed carbon tax had been in effect in fiscal 2012 (as proposed), management estimates this would have introduced an additional cost of R38.0 million (after taking the 60% discount into consideration), R0.5 million at South Deep and R37.5 million at the Sibanye Gold assets. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Environmental.

In addition, a number of other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial greenhouse gas emissions. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers or customers. These costs may include, among others, emission measurement and reduction, audit processes and human resource costs. Non-compliance with statutory initiatives may result in monetary liabilities. Insurance premiums may increase and the Company’s position relative to industry competitors may change. Inconsistency of regulations particularly between developed and developing countries may affect Gold Fields’ decision to pursue opportunities in certain countries and also may affect its costs of operations. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

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

Theft of gold and copper bearing materials and production inputs, as well as illegal and artisanal mining, occur on some of Gold Fields’ properties, are difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.

A number of Gold Fields’ properties have experienced illegal and artisanal mining activities and theft of gold and copper bearing materials and copper cables (which may be by employees or third parties). The activities of the illegal miners could cause pollution or other damage to Gold Fields’ properties, including underground fires, or personal injury or death, for which Gold Fields could potentially be held responsible. An increase in illegal or artisanal mining activities could result in depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits, particularly in Ghana where illegal mining activities could lead to the discharge of contaminants into water sources in a manner inconsistent with Gold Fields’ environmental obligations. Gold Fields has developed a high-level strategy to deal with the illegal miners problem and is engaging with businesses and the government regarding this problem. The Government of Ghana has encouraged a clamping down on illegal mining. However, an increase in the theft of gold and copper bearing materials or any inputs required for the production of gold and copper may reduce the amount of these metals that Gold Fields is able to recover from its operations. Rising gold and copper prices may increase the likelihood of such thefts occurring. Illegal mining and theft could also result in lost gold reserves and mine stoppages, cause Gold Fields to incur fines or other costs and have a material adverse effect on Gold Fields’ financial condition or results of operations.

HIV/AIDS, tuberculosis and other contagious diseases pose risks to Gold Fields in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Management has recently estimated that approximately

17.1% of Gold Fields’ workforce at its remaining South African operation at South Deep is infected with HIV. Increasingly, Gold Fields is seeing an adverse impact of HIV/AIDS on its affected employees similar to that experienced by other companies in the South African mining sector, evidenced by increased absenteeism and reduced productivity. Compounding this are the concomitant infections, such as tuberculosis, that can accompany HIV illness, particularly at the end stages, and cause additional healthcare-related costs. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. HIV/AIDS remains an important focus for Gold Fields and the Group will continue its extensive intervention campaigns. However, the potential impact of HIV/AIDS on Gold Fields’ South Deep operation and financial condition is significant. Factors influencing the impact of HIV/AIDS include the incidence of HIV infection among Gold Fields’ employees and the surrounding community, the impact on employees’ productivity, treatment costs and other costs. Most of these factors are beyond Gold Fields’ control. See “Directors, Senior Management and Employees—Employees—Health and Safety—Health—HIV/AIDS Program”.

Additionally, the spread of contagious diseases such as respiratory diseases, including seasonal flu and latent epidemics like avian, swine flu and severe acute respiratory syndrome, are exacerbated by communal housing and close quarters. Although Gold Fields is in the process of creating improved housing facilities at its mines, the spread of such diseases could impact employees’ productivity, treatment costs and, therefore, operational costs.

Gold Fields’ operations are subject to environmental and health and safety regulations, which could impose significant costs and burdens and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Gold Fields’ operations are subject to various environmental laws and regulations in the jurisdictions in which they operate including, for example, those relating to waste treatment and disposal, emissions and water management. Further, Gold Fields must comply with permits or standards governing, among other things, land rehabilitation, tailings dams and waste disposal areas, water consumption, air emissions, water discharges, naturally occurring radioactive material, transportation of ore or hazardous substances, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health.

In several of the countries in which Gold Fields operates, the environmental protection laws require, among other things, that Gold Fields register with the environmental authorities and obtain environmental permits and certificates for its operations, as well as rehabilitate land disturbed by mining operations. In several jurisdictions, such as Ghana and Australia, Gold Fields is required to secure estimated environmental rehabilitation costs in part by posting a reclamation bond. In South Africa, similar security is required in the form of financial provision for rehabilitation of a mine during and particularly after the mine has been closed in terms of the Mineral and Petroleum Resources Development Act No. 28 of 2002, or the MPRDA.

Moreover, in Peru, recent legislation now requires the government to consult with indigenous or tribal communities on any legislative or administrative measures that may directly affect their collective rights.

In Western Australia, proposed new mining rehabilitation fund legislation, the Mining Rehabilitation Fund Act 2012 (WA), was assented to on November 5, 2012. The legislation will be implemented from July 1, 2013. Upon implementation, most holders of mining tenements granted pursuant to the Mining Act 1978 (Western Australia), or the Mining Act, will be required to pay a levy into the fund. The levy will consist of an annual fund contribution, calculated as a percentage (likely initially to be 1% of each tenement’s closure liability estimate). The closure liability estimate for a tenement will be assessed in accordance with a per-hectare levy calculator which is currently being developed. The proposed legislation does not make any changes to the Mining Act of 1978, and environmental security bonds can still be applied to any Mining Act of 1978 tenements in accordance with that act. If the proposed legislation passes, the associated levy will create additional costs for Gold Fields.

Gold Fields may in the future incur significant costs to comply with such environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Gold Fields may also be subject to litigation and other costs as a result of environmental rights granted to individuals under national constitutions or other sources of environmental rights. These costs could have a material adverse effect on Gold Fields’ business, results of operations and financial condition. See “Information on the Company—Environmental and Regulatory Matters”.

In each of the jurisdictions in which it operates, Gold Fields is also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Under these health and safety laws and regulations, the Group may also be subject to prosecution for industrial accidents as well as significant penalties and fines for non-compliance. Any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs. See “Information on the Company—Environmental and Regulatory Matters.”

In South Africa, certain targets were set by the Mine Health and Safety Council, or the MHSC, a body consisting of representatives from the government, mining companies and unions, for the reduction of accidents, noise and silicosis to be achieved by 2013. If a mine fails to achieve these targets, or it is found to be in excess of noise or silicosis limits generally, the Mine Health and Safety Inspectorate, or the MHSI, could potentially order that operations be halted at any time due to overexposure of employees to unsafe or unhealthy working conditions. Gold Fields expects that the MHSC targets related to the reduction of accidents, noise and silicosis will be revised to tighten these standards over the next several years.

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. The Occupational Diseases in Mines and Works Act 78 of 1973, or ODMWA, governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis or other ailments alleged to arise due to exposure to hazardous materials and substances), which may be in the form of a class action or similar group action. Although risks associated with alleged occupational exposure are likely to be greater, such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines.

In the second half of 2012, two suits were filed against several South African mining companies, including Gold Fields, on behalf of current and former gold mine workers and the dependants of gold mine workers who have contracted or died from silicosis or other occupational lung diseases.

If a significant number of such claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action. Further, we expect that the levels of statutory compensation payable to individuals may be increased over the next several years.

Gold Fields monitors health and safety issues in the jurisdictions in which it operates. One issue that has arisen in the context of the United States is diesel particulate matter, or DPM. While regulations and litigation regarding DPM have not occurred in the jurisdictions where Gold Fields operates, there is a risk that these issues may arise in the future. Therefore, Gold Fields is unable to estimate any costs relating to new regulations or potential litigation around this issue, however, any such regulations or litigation could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

A number of accidents, many of which resulted in fatalities, have recently occurred at various mining operations in South Africa, including at some of Gold Fields’ operations. For example, on June 30, 2012, Gold Fields’ former KDC mine was closed when there were five fatalities following a fire at its No. 4 (West), or Ya Rona, mine shaft. KDC East reopened on July 3, 2012 and KDC West reopened on July 9, 2012. The fire in the affected shaft was extinguished on August 14, 2012; however, this shaft remained closed subject to a Section 54 order issued by the Department of Mineral Resources, or the DMR, and reopened on October 17, 2012, although production did not recommence at that time due to the labor actions described above. See “—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws”. A Section 54 order suspends mining operations at an operating section following a safety incident or accident. Prior to the Spin-off, Gold Fields launched an internal investigation into the fire at KDC in order to better understand the cause of this accident. South Africa’s deputy Mineral Resources Minister has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. As occurred in June, the DMR can and does issue, in the ordinary course of its operations, instructions, including Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. It is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. In addition, there can be no assurance that the unions will not take industrial action in response to such accidents which could lead to losses in Gold Fields’ production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees and unions, South African regulators and regulators in other jurisdictions in which Gold Fields operates.

In April 2009, the Mine Health and Safety Amendment Act no.74 of 2008, or the Mine Health and Safety Amendment Act, became law, resulting in more stringent regulations regarding mine health and safety, to which Gold Fields is subject. Additionally, Gold Fields may be subject to an increased risk of prosecution for industrial accidents as well as greater penalties, including mine closure, and fines for non-compliance.

In Ghana, statutory workers’ compensation is not the exclusive means for workers to claim compensation, as claims may be made under common law torts. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation arrangements may not be adequate to meet the costs that may arise upon any future health and safety claims.

Further, any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Gold Fields to incur further significant costs. See “Information on the Company—Environmental and Regulatory Matters—Health and Safety”.

Gold Fields’ operations are subject to water use licenses, which could impose significant costs and burdens.

Under South African law, Gold Fields’ South African operations are subject to water use licenses that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The Kloof operation (part of the KDC operation) was issued a water use license in December 2008 that expired in December 2011. The Group has applied for renewal of, and amendments to, this license. Pending approval of the Kloof water use license, Gold Fields obtained a regulatory directive, or the Kloof Directive, from the Department of Water Affairs, or the DWA, that permits the continuation of water uses at its Kloof operations while its application for renewal of, and amendments to, its water use license was being processed. Prior to February 2011, the Kloof operation had been in compliance with the license granted to it in 2008. However, from February 2011 to September 2011, the water discharged from one of the shafts of the KDC operation covered by the Kloof license exceeded the discharge parameters specified by the license. Gold Fields informed the DWA and other relevant regulators and has investigated the cause of the increased discharge. One of the key findings of the investigation was that the increased discharge was most likely due to external variables beyond the control of the KDC operation. Based on this information, the Kloof Directive included an increase to the discharge limits of that specific discharge point. As of December 9, 2011, the date of issue of the Kloof Directive, the water discharged from the shaft covered by the Kloof water use license has been in compliance with the discharge parameters specified in the directive. Monitoring of the discharge quality is ongoing. However, there can be no assurance that the water discharge from the KDC operation will remain within these discharge parameters, that the renewed Kloof license will be granted or that it will be granted with the increased discharge limit provided by the Directive. The Driefontein operation (now part of the KDC operation) was also issued a water use license in October 2010. However, due to certain inaccuracies and discrepancies in the information provided for the water use license, Gold Fields has remained in discussions with the DWA to revise the license. While there was a delay in processing the water use license application at South Deep, which was submitted within the applicable time limits, Gold Fields was issued a new water use license for South Deep in December 2011. Gold Fields has made an application for rectification and amendment of this water use license to the DWA as well.

The DWA has advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorized and it need not apply for a new license. However, Beatrix has nevertheless proactively submitted a water use license application which is currently being processed. Therefore, management believes that the South African operations now have all required authorizations to undertake regulated water uses for purposes of carrying out its mining operations.

Gold Fields is investigating a water treatment strategy in an effort to satisfy the conditions of new water use licenses and prevent potential acid mine drainage, or AMD, issues across its South African operations. However, there can be no assurance that Gold Fields will be in compliance with its licensing agreements within the required timeframe due primarily to the associated regulatory approval processes and commercial agreements that are required for the water treatment strategy. Gold Fields expects to incur significant expenditure to achieve and maintain compliance with the license requirements at each of its South African operations.

In Ghana, environmental regulations also impose water treatment and discharge conditions on a mine owner. Gold Fields is required to comply with these regulations under its permits and licenses and any failure to do so could result in the curtailment or halting of production at the affected locations. On July 16, 2012, the operation of all heap leach facilities at Tarkwa was suspended after Gold Fields Ghana received a directive from the Environmental Protection Agency of Ghana, or the Ghanaian EPA, and the Ministry of Environment, Science and Technology to stop discharging water from these facilities and treat all water discharges through a water treatment plant to reduce conductivity levels to prescribed levels. In accordance with environmental best practice and in compliance with the Ghanaian EPA directive Gold Fields has commissioned the construction of two water treatment plants at its North and South Heap Leach facilities. On August 9, 2012, Gold Fields received permission from the Ghanaian EPA to reopen the heap leach facilities while the water treatment plants were being built. The North Heap Leach water treatment plant was operational on January 1, 2013 with increased capacity expected by the third quarter of 2013. The South Heap Leach water treatment plant is expected to come into operation during the second quarter of 2013. Certain weather patterns, including those associated with the rainy season in Ghana, when combined with the operation of the mine will increase the risk that the heap leach facilities discharge water in excess of the prescribed conductivity levels. Gold Fields has engaged in discussions with the Ghanaian EPA regarding these issues. However, if Gold Fields does not comply with applicable water treatment and discharge conditions, it could be subject to fines, mine closures, production curtailment or it could incur additional operating costs, and any such events could have a material adverse effect on Gold Fields’ business, production and results of operations.

Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of its licenses with respect to any of its operations could result in Gold Fields being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use license, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields has experienced and may experience further acid mine drainage related pollution, which may compromise its ability to comply with its water use licenses.

Gold Fields has identified incidences of AMD, and the risk of potential short-term and long-term AMD issues, specifically at its Cerro Corona mine, its South Deep mine and, at currently immaterial levels, its Damang mine. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Gold Fields has commissioned several technical studies to identify the steps required to prevent or mitigate AMD at its facilities but none of these studies have allowed Gold Fields to generate a reliable estimate of the potential impact of AMD on the Company.

As part of Cerro Corona’s mine closure plan review, Gold Fields recently concluded a set of studies that were required by the Ministry of Energy and Mines, or MEM, to analyze post-closure water treatment requirements. The conclusion of these studies was that Cerro Corona will require post-closure water treatment, which represents a change with respect to Cerro Corona’s previous closure plan. Gold Fields is in the process of conferring with the MEM regarding its post-closure plans and cannot provide a precise estimate of the cost impact of these water treatment requirements at this stage. While the cost of these water treatment requirements is not expected to be material, future costs of compliance could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

At South Deep, the old tailings are currently acid generating and acid base accounting, or ABA, and leachate testing have indicated that other material at the mine has the potential to be acid generating. While the majority of contaminated water emanating from the tailings is captured by collection trenches and return water dams, shallow seepage (off the underlying shale) of low pH water generated by the tailings and periodic overflows of the return dams occur into the surrounding watercourse and shallow groundwater. Gold Fields has informed the relevant regulators of these incidents and has put in place a number of measures agreed with the regulator. Gold Fields is also developing water and waste management strategies in an effort to, among other things, prevent or mitigate AMD issues at South Deep in the short, medium and long term. However there can be no assurance that Gold Fields will be successful in preventing or mitigating any current or potential AMD issues.

The existence of AMD issues at any of Gold Fields operations could cause it to fail to comply with its water use license requirements and could expose Gold Fields to fines, mine closures, production curtailment, additional operating costs and other liabilities, any of which could have a material adverse effect on Gold Fields’ business, production and results of operations.

Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens.

Gold Fields’ right to own and exploit mineral reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of Gold Fields’ reserves and deposits are located in countries where mining rights could be suspended or canceled should it breach its obligations in respect of the acquisition and exploitation of these rights.

In all of the countries where Gold Fields operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and, in extreme cases, nationalization, expropriation or nullification of existing concessions, licenses, permits agreements and contracts.

For example, in South Africa, the MPRDA, together with the implementation of a broad-based socio-economic empowerment charter (amended with effect from September 13, 2010), or the Amended Mining Charter, effects entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. Among other things, the Amended Mining Charter required each mining company to achieve a minimum of 26% HDSA ownership of mining assets by 2014, as well as requiring numerous other social and economic commitments from each mining company. There is uncertainty relating to the enforceability of the Amended Mining Charter’s requirement for mining entities to achieve a 26% HDSA ownership of mining assets by 2014. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights—The MPRDA”.

Failure by the Group’s South Deep operation to comply with the 26% HDSA ownership requirements as set out in the MPRDA and the Amended Mining Charter, or other provisions of the Amended Mining Charter, may amount to breach of the MPRDA and may result in the cancellation or suspension of the company’s existing mining rights and may prevent the Group from obtaining any new mining rights in South Africa.

In December 2012, a draft Mineral and Petroleum Resources and Development Bill, 2012, or MPRDB, was published for comment, with the stated purpose of, among other things, removing ambiguities and enhancing sanctions. However, the MPRDB has been criticized for introducing new and burdensome regulations relating to, among other things, the upstream beneficiation of minerals, the status of tailings created prior to the commencement of the MPRDA, closure certificates, restricting the transfer of shares in listed and unlisted mining companies and retaining undue regulatory discretion over the conditions for, and issuance of, prospecting, mining and other rights. The MPRDB also seeks to significantly increase the penalties that may be imposed for, among other things, non-compliance with the MPRDA, other relevant law, the terms and conditions of a right or a social and labor plan. While it is anticipated that the MPRDB may undergo various amendments before it becomes law, the passage of the MPRDB may subject companies in the mining industry, like Gold Fields, to more stringent regulation in the future.

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

The Broad-Based Black Economic Empowerment Act, No. 53, 2003, or the BBBEE Act, established a national policy on broad-based black economic empowerment, or BBBEE, with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On November 23, 2012, the Broad-Based Black Economic Empowerment Amendment Bill, or the BBBEE Amendment Bill was published in the Government Gazette. The BBBEE Amendment Bill has the effect of expanding and strengthening the black economic empowerment provisions of the BBBEE Act. It was expected that the draft bill would have clarified the extent, if any, of the application of the BBBEE Act to the mining industry, but such clarification has not been provided for in the draft bill. While it is anticipated that the draft bill will undergo various amendments before it becomes law, it should be appreciated that a risk exists that the companies in the mining industry may become subject to more stringent black economic empowerment regulation.

There is no guarantee that any steps Gold Fields has already taken or might take in the future will ensure the successful renewal of its existing mining rights, the retaining of new mining rights, the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favorable to Gold Fields than the terms of its current rights. Any further adjustment to the ownership structure of Gold Fields’ South African mining assets in order to meet the MPRDA’s BEE requirements or the Amended Mining Charter’s requirements could have a material adverse effect on the value of Gold Fields’ ordinary shares or debt and failing to comply with the MPRDA’s BEE requirements or the Amended Mining Charter’s requirements could subject Gold Fields to negative consequences, the scope of which have not yet been fully determined but which may include, among other things, the loss of one or more mining rights. As noted, the ANC adopted a policy conference recommendation which, among other things, proposes greater state intervention in the mining industry.

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

Certain of Gold Fields’ tenements are subject to native current title claims, and other tenements may become the subject of native title claims if Gold Fields seeks to expand or otherwise change its interest in rights to those tenements. There are also a number of recognized Aboriginal cultural heritage sites located on certain of Gold Fields’ tenements.

Native title and Aboriginal cultural heritage legislation protects the claims and determined rights of Aboriginal people in relation to the land and waters throughout Australia in certain circumstances. Native title claims could require costly negotiations with the registered claimants and could have implications for Gold Fields’ access to or use of its tenements; and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. Similarly, there are risks that if Aboriginal cultural heritage sites are damaged or materially altered as a result of current or future operations, that Gold Fields could be subject to criminal and/or civil penalties under relevant legislation. See “Information on the Company—Environmental and Regulatory Matters—Australia—Land Claims”.

See “Information on the Company— Environmental and Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges” and “Operating and Financial Review and Prospects—Costs—Income and Mining Taxes—Peru”.

The acquisition of Western Areas, BGSA and South Deep may expose Gold Fields to unknown liabilities and risks.

Prior to acquiring a 100% interest in South Deep in 2007 from GFI Joint Venture Holdings Proprietary Limited (previously known as Barrick Gold South Africa (Pty) Limited, or BGSA), a subsidiary of Barrick Gold Corporation, or Barrick, and GFO (previously known as Western Areas Limited, or Western Areas), Gold Fields was able to conduct only limited due diligence on South Deep, Western Areas and BGSA. There can be no assurance that Gold Fields identified all the liabilities of, and risks associated with, South Deep, BGSA or Western Areas prior to acquiring them or that it will not be subject to unknown liabilities of, and risks associated with, South Deep, Western Areas or BGSA, including liabilities and risks that may become evident only after Gold Fields has been involved in the operational management of South Deep for a longer period of time. On August 21, 2008, Western Areas received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that, under prior ownership, Western Areas was part of a fraud whereby JCI Limited unlawfully disposed of shares owned by R&E in Randgold Resources Limited and Afrikander Lease Limited, now known as Uranium One. The action is still current. See “Information on the Company—Legal Proceedings and Investigations”.

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

Gold Fields’ results of operations may be adversely impacted if it becomes obligated to make payments under certain guarantees it has provided on notes issued by Gold Fields Orogen Holding (BVI) Limited.

On September 30, 2010, Gold Fields Orogen Holding (BVI) Limited, or Orogen, announced the issue of $1,000,000,000 4.875% guaranteed notes due October 7, 2020, or the Notes, issued on October 7, 2010. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, Sibanye Gold, Gold Fields Operations Limited, or GFO, and Gold Fields Holdings Company (BVI) Limited, or GFH, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other existing and future unsubordinated and unsecured obligations from time to time outstanding of Orogen and the Guarantors, respectively.

Each of Gold Fields and the other Guarantors have entered into an indemnity agreement, or the Indemnity Agreement, in favor of Sibanye Gold in order to indemnify Sibanye Gold against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. If Gold Fields or the other Guarantors were to become obligated to indemnify Sibanye Gold, it could have a material adverse effect on Gold Field’s business, financial condition and results of operations.

Further, market conditions may negatively impact Gold Fields’ ability to obtain financing for amounts it becomes required to pay under its obligations as guarantor, as well as the rate of interest required to finance these amounts.

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

Securities laws of certain other jurisdictions may also restrict Gold Fields’ ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Gold Fields. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of Gold Fields securities.

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

Investors should be aware that it is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, it does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors should also be aware that a foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

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

•	the judgment was not obtained by fraudulent means;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act, No. 99 of 1978, as amended, of the Republic of South Africa.

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

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008, or the Companies Act, and Gold Fields’ Memorandum of Incorporation. Given these factors (including the capital and investment needs of the business) and the Board of Directors’ discretion to declare a dividend (including the amount and timing thereof), cash dividends or other similar payments may not be paid in the future. It should be noted that a 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from April 1, 2012. See “Additional Information—Taxation—Certain South African Tax Considerations—Withholding Tax on Dividends”.

Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Gold Fields’ ordinary shares have historically been paid in Rand. The U.S. dollar or other currency equivalent of future dividends or distributions with respect to Gold Fields’ ordinary shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. In the future, it is possible that there will be changes in South African Exchange Control Regulations, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the Common Monetary Area. See “Additional Information—South African Exchange Control Limitations Affecting Security Holders”.

Gold Fields’ ordinary shares are subject to dilution upon the exercise of Gold Fields’ outstanding share options.

As of December 31, 2012, Gold Fields had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and as of that date an aggregate of 731,588,614 ordinary shares were issued, listed and outstanding. Gold Fields currently has two securities option plans which are authorized to grant options in an amount of up to an aggregate of 35,309,563 ordinary shares. As of December 31, 2012, 14,447,471 shares we are allocated and outstanding under these plans. After the Spin-off, as of May 9, 2013, 14,575,791 shares are allocated and outstanding under these plans. See “Directors, Senior Management and Employees—The GF Management Incentive Scheme,” “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Share Plan,” and “Directors, Senior Management and Employees—The Gold Fields Limited 2005 Non-Executive Share Plan”. Shareholders’ equity interests in Gold Fields will be diluted to the extent of future exercises or settlements of these rights and any additional rights. Gold Fields shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with BBBEE legislation.

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

On the Spin-off date, Gold Fields completed the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, ADRs or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013 in terms of section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The board of directors of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE, and on the NYSE on February 11, 2013. As of the Spin-off date, Gold Fields and Sibanye Gold were independent, publicly traded companies with separate public ownership, boards of directors and management.

Prior to the Spin-off, approximately half of Gold Fields’ operations, based on gold production, were located in South Africa. After the Spin-off, Gold Fields expects that its South African, Ghanaian, Australian and Peruvian operations will produce 16%, 42%, 28% and 14% of its total gold production in 2013, respectively. Gold Fields’ remaining South African operation is South Deep. Gold Fields also owns the St. Ives and Agnew gold mining operations in Australia and has a 90.0% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns a 98.5% economic interest in the Cerro Corona mine. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of December 31, 2012, Gold Fields reported attributable proven and probable gold and copper reserves of approximately 68.4 million ounces of gold and 1,024 million pounds of copper, as compared to the 77.6 million ounces of gold and 1,109 million pounds of copper, reported as of December 31, 2011. Of the 68.4 million ounces as of December 31, 2012, the Sibanye Gold assets accounted for 13.5 million ounces of gold. See “—Reserves of Gold Fields as of December 31, 2012—Methodology”.

In fiscal 2012, Gold Fields processed 56.1 million tonnes of ore and produced 3.348 million ounces of gold (including gold equivalent ounces). On an attributable basis, Gold Fields produced 3.254 million ounces of gold (including gold equivalent ounces), of which 1.224 million ounces of gold was produced by the Sibanye Gold assets. In the second half of 2012, Gold Fields, like several other South African mining companies, was significantly affected by work stoppages that impacted much of the South African mining industry.

Competitive Position

Gold Fields is a producer of gold and major holder of gold reserves in South Africa, Ghana, Australia and Peru. Gold is a commodity product generally sold in U.S. dollars, with London being the world’s primary gold trading market. Gold is also actively traded using futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply and demand dynamics. As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices.

The key gold producers globally have historically been Barrick Gold, Newmont Mining, AngloGold and Gold Fields, which produced 6.996, 4.726, 3.948 and 3.697 million ounces, respectively, in 2011 and together accounted for approximately 21% of the total global gold production for the year, according to the information provided by the companies and the World Gold Council, or WGC.

Based on fiscal 2011 production (the latest available data), the first, second and third largest gold producers in the world were Barrick Gold, Newmont Mining and AngloGold, respectively. According to the AME Group, a mining and metals economics consultancy, at March 13, 2013 Barrick Gold had 40 operations in 12 countries, Newmont Mining had 15 operations in eight countries and AngloGold had 26 operations in 11 countries. Including the Sibanye Gold assets, Gold Fields was the fourth largest gold producer in the world. Excluding production at the Sibanye Gold assets, Gold Fields was the tenth largest gold producer in the world in fiscal 2011.

Gold Fields attempts to attract and retain motivated high caliber employees through a mix of guaranteed and performance-based remuneration, as well as short-term and long-term incentives, and non-financial rewards relating to work experience. However, the worldwide mining industry, including Gold Fields, continues to experience a shortage of qualified senior management and technically skilled employees. For instance, the production of gold in deep level mines relies heavily upon rock drill operators and other operators of heavy machinery in underground conditions, and it is difficult to attract new entrants into these occupations. In order to maintain competitiveness in the global labor market, regular industry market surveys are conducted to benchmark remuneration practices and to keep abreast of industry movements regarding employee benefits and non-financial employee reward and recognition programs.

Developments since December 31, 2011

Since the end of fiscal 2011, the following significant events have occurred:

On January 24, 2012, Gold Fields entered into a Memorandum of Understanding in relation to assets of Sibanye Gold with Gold One International Limited, or Gold One, to investigate the viability of concurrently retreating their combined surface tailings deposits. The deposits are located in the West Rand region of the Witwatersrand Basin in South Africa. Gold Fields, Sibanye Gold and Gold One currently operate mines in the West Rand region and will consider creating a joint venture consisting of surface assets for retreatment. The included assets are expected to exceed 700 million tonnes, representing over 60% of the region’s total tailings material. The parties completed a detailed scoping study in July 2012 and, in early 2013, a decision was taken to proceed with a pre-feasibility study for the project. The results of the study will be used to determine whether to progress to a full feasibility study. If the joint venture proceeds, the parties plan to concurrently reprocess their combined tailings to recover residual gold, uranium and sulphur, while addressing mine closure in an environmentally sustainable manner and depositing the residues according to acceptable modern deposition practices.

On September 20, 2010 Gold Fields entered into two option agreements with Lepanto Consolidated Mining Company, or Lepanto, the 60% owner of the Far Southeast Project, or FSE, and Liberty Express Assets, or Liberty, the 40% owner of FSE, granting Gold Fields an option to acquire a 60% interest in FSE for a total consideration of $340 million.

After paying option fees of $10.0 million and making two down-payments of $44 million and $66 million in September 2010 and September 2011 respectively, Gold Fields brought forward half of the remaining $220 million payment to acquire Liberty’s 40% interest in FSE. On March 22, 2012, Gold Fields exercised its 40% option in the FSE in the Philippines after making a $110 million payment. Gold Fields continues to hold its option to acquire an additional 20% stake in FSE from Lepanto for a further U.S.$110 million, which, if exercised, would increase its total interest in FSE to 60%.

The Liberty and Lepanto options were initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a Financial or Technical Assistance Agreement, or FTAA, for the project. A FTAA license allows a foreign corporation to control a majority interest in a Philippine mining project. Notwithstanding this provision, Gold Fields has the discretion to exercise either option prior to the FTAA being granted, and did so with its 40% option as noted above. The FTAA application for FSE was filed in

November 2011. The application requires the free prior and informed consent, or FPIC, of the Kankana-ey indigenous people. The FPIC process was suspended at a national level pending the finalization of new national mining legislation. The process recommenced in August 2012, following the release of new national guidelines, but this period of suspension delayed Gold Fields’ FTAA application. Nonetheless, management anticipates completion of the FTAA process during fiscal 2013. See “—Growth & International Projects—International Projects—Far Southeast Scoping Study”.

On the Spin-off date, Gold Fields completed the Spin-off. See “Explanatory Note”.

Gold Fields is a limited public company incorporated in South Africa, with a registered office located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, telephone number +27-11-562-9700.

Organizational Structure

Gold Fields is a holding company with its significant ownership interests organized as set forth below.

Group Structure Pre-Spin-off (1)

Notes:

(1)	Until the Spin-off date, unless otherwise stated, all subsidiaries were, directly or indirectly, wholly-owned by Gold Fields Limited.
(2)	See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.
(3)	Not all other subsidiaries and investments are wholly-owned.
(4)	These entities were distributed in the Spin-off on the Spin-off date. See “Explanatory Note”.

Group Structure Post-Spin-off(1)

Notes:

(1)	As of May 9, 2013, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Gold Fields Limited.
(2)	See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.
(3)	Not all other subsidiaries and investments are wholly-owned.

Background to the Spin-off

Gold Fields considered the Spin-off as part of its ongoing review of its strategy and operational portfolio against its strategic objectives over the last few years. It is expected that the separation of Gold Fields and Sibanye Gold will enable the component parts of the businesses to operate in a more efficient and commercially effective manner, thereby enabling each of the businesses to achieve their respective strategic goals. As at December 31, 2012, Gold Fields reported reserves of 68.4 million ounces of gold and 1,024 million pounds of copper, of which the Sibanye Gold assets accounted for 13.5 million ounces of gold. Total production during fiscal 2012, fiscal 2011 and fiscal 2010 was 3.35 million, 3.70 million and 3.84 million ounces, respectively. Total production from the Sibanye Gold assets during the fiscal years ended December 31, 2012 and 2011 and June 30, 2010, was 1.22 million, 1.45 million and 1.67 million ounces, respectively.

Gold Fields believes that its existing mining operations (pre-spin off) can be divided into two categories: (i) deep level, narrow vein, underground operations housed in Sibanye Gold; and (ii) open-pit and shallow underground operations in Ghana, Australia and Peru and, in the case of South Deep, deep-level, bulk underground mechanized operations which, together with the international exploration and development projects, are housed elsewhere in the Gold Fields structure.

These two categories of assets, which have divergent strategic focuses and require different management skills, were contained within one umbrella entity.

Gold Fields has indicated that it is committed to enhancing returns to shareholders through, inter alia, ongoing repositioning to improve leverage to the rising price of gold, and ensuring that dividends have a first call on cash flows. To this end, over the last few years Gold Fields has been engaged in an ongoing review of its strategy and operational portfolio against strategic objectives such as:

•	generating cash;

•	maximizing returns on funds invested;

•	containing the cost of gold production as measured on an all-in-cost basis (operating cost plus capital expenditure) or, as Gold Fields reports it, on a NCE basis;

•	deploying scarce capital only on projects that provide the best risk-weighted returns;

•	prioritizing lower risk, higher return brownfields projects, and judiciously advancing only the strongest brownfields and greenfields projects;

•	leveraging the balance sheet to grow Gold Fields’ value on a per share basis;

•	pursuing only opportunistic M&A of producing assets where the path to value is clear;

•	maintaining a focus on gold and global competitiveness; and

•	supporting the overall long-term sustainability of the business.

The review process assessed the sustainability of Sibanye Gold and its ability to deliver value against these key strategic objectives. While some parts of these assets have been in production for around 70 years, Gold Fields believes that the Sibanye Gold assets overall still have significant inherent quality and extensive resource and reserve potential.

The review process also concluded that the two categories of assets in the portfolio, namely the KDC and Beatrix mines on the one hand, and the other assets in the portfolio on the other, are at different stages of their life cycles; have different styles of mineralization that require different mining methods, mining skills and mining technology; and have competing capital requirements to sustain and improve production. The decision to review the portfolio of its existing operations and assets predates the recent unrest experienced in the South African mining industry.

It was also determined that, with the competing management and funding demands of a geographically, geologically and technically diversified organization, Sibanye Gold would benefit from a more focused and fully dedicated executive management that was directly accountable to a similarly focused and dedicated board of directors.

Consequently, it was decided to separate Sibanye Gold from Gold Fields into a fit-for-purpose company not burdened by the usual costs associated with a global company, which in the case of Gold Fields included a world-wide exploration program and the associated project development costs, and managed by a focused team that can better sustain these operations.

The separation of Sibanye Gold out of the Gold Fields portfolio will enable the remaining Gold Fields management team to focus its attention on maximizing cash flows and returns from its existing mines in South Africa, Ghana, Peru and Australia and to realize value from its world-class portfolio of development and exploration projects. It will also enable Gold Fields to create a portfolio that is more resilient to fluctuations in the gold price and exchange rates.

Gold Fields may consider and evaluate a number of near-mine organic growth opportunities and life extensions at its existing mines and to maintain an exploration program that is consistent with its strategy of growing the company largely through exploration.

A main priority will be the continued development of the South Deep gold mine in South Africa, on which Gold Fields has spent a total of approximately R30 billion (including the acquisition cost) since acquiring it in December 2006. Gold Fields is committed to investing approximately a further R5 billion into this project over the next three years.

This mine will form the core of Gold Fields’ production growth over the next three to four years with production expected to ramp up to a run rate of approximately 700,000 ounces per year by December 2016 at globally competitive cash costs and NCE. The recently concluded agreement with the NUM to introduce a new operating model for South Deep is expected to lay the foundation for the future success of this asset, which has an estimated life of mine of at least 50 years at expected levels of production.

Gold Fields has a vision of totally eliminating the historic single sex hostel system at its new South Deep mine over the next five years by facilitating alternative forms of housing, including family accommodation, for all of its employees. Gold Fields intends to spend between R300 million and R500 million on this project over the five-year period.

Gold Fields expects to offer its shareholders strong leverage to the gold price through a cash generative, globally diversified portfolio, as well as a disciplined approach to growth and project development.

Gold Fields shareholders should expect to continue to enjoy amongst the highest dividend payouts in the sector with the company maintaining its “dividends first policy” of giving dividends the first call on cash flows and distributing 25% to 35% of normalized earnings to shareholders.

Gold Fields has met its BEE equity requirements and compliance for Gold Fields remained unaffected by the Spin-off.

Sibanye Gold retained Gold Fields’ South African net debt of R4 billion, while the U.S.$1.4 billion of off-shore net debt was retained by Gold Fields.

Strategy

Over the past decade, the gold mining industry has had a poor record of accomplishment in providing investors with a leveraged return over what they could attain from investing in gold directly. The industry is not growing ounces of production materially despite spending billions of dollars on exploration and the building or acquisition of new mines; the industry is adding costs at a rate that detracts from gold price gains and is not returning cash to shareholders at a rate that matches their expectations. As a result, gold industry share prices, including Gold Fields’ share price, have underperformed the gold price and have failed to reflect the decade-long gold bull market in company valuations.

This sobering analysis formed the foundation of Chief Executive Nicholas Holland’s keynote speech to the Melbourne Mining Club in July 2012, where he committed Gold Fields to a course of action to generate greater cash returns for investors in the Company.

Following the Melbourne Mining Club speech, Gold Fields, during the second half of 2012, engaged in a comprehensive review and analysis of its operating model as well as all of the assets in the portfolio—both producing mines and growth projects, or the Portfolio Review—to ‘give teeth’ to the principles articulated in the speech. The outcomes of the Portfolio Review, and its strategy implications are discussed below.

The key outcome of this review was a departure from the overarching strategic growth target, articulated in 2009, “to increase production to approximately five million attributable gold equivalent ounces, either in production or in development by 2015”, in favor of a new determination to pursue only production growth supported by attractive cash returns. In support of this new approach, Gold Fields will not provide long-term production estimates for the Group or estimates of timelines and likely production levels on any projects until advanced pre-feasibility or feasibility information is available and development decisions have been made and approved.

This shift in focus has had a major impact on the Group’s operating strategy, including the phasing-out of marginal production at the Company’s mines in Australia and Ghana and a new focus on low-risk, high-return near-mine growth opportunities at the Cerro Corona, Damang and Tarkwa mines. Beyond this, all greenfields growth opportunities are now subject to more strict commercial stage-gates to ensure the cash generating potential of these projects before they are progressed.

Strategically it has also led to the Spin-off of the Company’s mature underground mines in South Africa into the newly formed and independent Sibanye Gold, which was created to ensure a positive and sustainable future for the Beatrix and KDC mines and the people who work at them. See “—Background to Spin-off”.

The Gold Fields Franchise

Despite these changes, which are described in more detail below, the Gold Fields Franchise, which was developed following the appointment of Nicholas Holland as Chief Executive Officer as of May 1, 2008, remains robust and appropriate, with the exception of the overarching strategic goal “to increase production to approximately five million attributable gold equivalent ounces, either in production or in development by 2015”, in favor of a new determination to pursue only production growth supported by attractive cash returns.

The Gold Fields franchise, which describes “who we are”, “what we do”, and “how we do it”, is comprised of:

•	a vision statement;

•	a set of core values;

•	the three long-standing core pillars of the strategy, namely a) “Optimize Our Operations”, b) “Grow Gold Fields”, and c) “Secure Our Future”; and

•	a new regional operational delivery model.

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

The vision statement, which was successfully introduced across the Group during fiscal 2010, and remains relevant today, reflects Gold Fields’ desire to be the best at what it does rather than to be the biggest; the imperative to maintain a sustainable business model with particular regard to the social, economic and environmental impacts of the Group and its operations on current and future generations of stakeholders; and the fact that Gold Fields is a focused gold mining company as opposed to a diversified precious or poly metals company.

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

We do what we say we will do.

The Spin-off

The first and most significant outcome of the Portfolio Review was the decision to separate the Gold Fields portfolio of assets into two separate and independent companies, reflecting the diverse nature of the ore bodies, the relative maturity and profile of the assets as well as the different mining methods, management and operational skills, and technologies required to optimally and sustainably extract these ore bodies.

This decision led to the November 2012 announcement of the creation and unbundling to shareholders of the new Sibanye Gold as a totally independent company with its own dedicated executive management and board of directors, led by well-known and respected South African mining and business entrepreneurs, Neal Froneman (Chief Executive Officer, or CEO) and Sello Moloko (Chairman). The new Sibanye Gold, which comprises the KDC and Beatrix mines as well as the various South African service entities, was successfully listed on the JSE Limited and, the New York Stock Exchange on February 11, 2013.

Sibanye Gold is expected to be a strong, fit-for-purpose vehicle for the optimal and sustainable extraction of its substantial mineral resources and mineral reserves, as well as potentially a catalyst for the long overdue restructuring of the South African gold mining industry.

The Spin-off was not a quick or easy decision to make. Nonetheless, Gold Fields believes that the decision to split the assets in this way will play an instrumental role in ensuring that Beatrix and KDC, as well as their respective workforces, continue to prosper well into the future. It was the right thing to do—for investors and employees.

A New Strategic Paradigm for Gold Fields

The second significant outcome of the 2012 portfolio review was a recognition and adoption of five key guiding principles which will underpin the Gold Fields strategy going forward.

Principle 1: Focus on cash returns, not ounces

The first principle is that the focus is no longer on ounce targets at any cost, but on the generation of cash returns. Central to this is a razor-sharp focus on understanding and managing the all-in costs of producing an ounce of gold, expressed as NCE, which Gold Fields pioneered in the gold mining industry and implemented in Gold Fields over the past five years. To turn this principle into action, Gold Fields embarked on a review and repositioning of all of the producing mines in the Gold Fields portfolio to focus on the production of profitable ounces only and to curtail marginal production which does not contribute to meaningful cash generation, even if this results in a decline in ounces of production. Some of the key actions that followed were:

•

The rationalization of the corporate office and regional structures (including Growth and International Projects) to reflect the reality that the new Gold Fields is now a much smaller company with base production of approximately 1.8 million ounces to 1.9 million ounces per year.

•

A significant reduction in Gold Fields’ greenfields exploration expenditure from U.S.$129 million in 2012 to approximately U.S.$80 million in 2013 and a refocusing of exploration efforts onto smaller, higher grade and less capital intensive targets, mainly in the regions where the Company already has a presence.

•

At St. Ives, the transition to owner mining of the surface operations was completed and the marginal heap leach operation mothballed. While this will result in a decline in annual production of between 30,000 and 40,000 ounces, it should lead to a lowering of costs and more profitable production overall.

•

At Agnew’s Waroonga underground mine, Gold Fields withdrew from the low-grade and marginal Main and Rajah lodes, re-focused only on the high grade Kim Lode, and right-sized the mine accordingly. A more appropriate level of production for this mine is expected to be around 160,000 ounces per year compared with 176,600 ounces produced in 2012 and the 200,000 ounces initially targeted.

•

At Tarkwa, improved performance was targeted by stopping production at the marginal and high cost South Heap leach operation, which will result in a production decline of approximately 40,000 ounces per year to between 640,000 and 650,000 ounces per year.

•

At Damang, the “Super Pit” concept was deferred in favor of a smaller and more capital efficient strategy to sustain long-term production levels of between 200,000 to 250,000 ounces per annum at a minimum NCE margin of 20%. This will entail the recapitalization of the mine over the next two years, including remediation of the plant and increased stripping of the Huni and Juno deposits at the North and South extremities of the main Damang Pit, as well as a potential cut-back to the pit. Until this is achieved, production over the next two years is not expected to be more than 170,000 ounces per annum at an NCE of between U.S.$1,650/oz and U.S.$1,750/oz.

•	At Cerro Corona, the emphasis will be to maintain the mine’s consistently high performance and cash generation.

While these measures are expected to have a tangible impact in terms of reducing overall production, they should help improve the overall profitability and cash-generation ability of the portfolio. As stated, the focus of the Company will now be cash generation not just ounces.

As the effects of these interventions feed through—and as South Deep becomes cash-generative—Gold Fields should become a more attractive investment vehicle.

Industry leadership on reporting transparency

For several years, Gold Fields has led the industry in reporting transparency through a focus on NCE and NCE margin. This ensures the reporting all costs associated with mining operations, including all operating costs as well as all capital. As a result, investors can readily assess the contribution of each mine and the impact of the actions taken to improve their cash generating capacity. The industry is now starting to embrace such reporting and through the World Gold Council are currently developing industry standards in this regard. For far too long the industry reported a singular perspective of its profitability, which has contributed to governments and other stakeholders seeking a greater share of profits, which don’t necessarily exist.

Principle 2: Prioritizing near-mine growth opportunities

As Gold Fields seeks to further grow and diversify, it is this same principle of cash generation that will underpin corporate decision-making. Accordingly it was decided to accentuate the growth focus on lower risk, high-return near-mine opportunities near existing mines. With the focus moving from production levels to cash generation, there are a number of opportunities at existing mines to raise production while simultaneously enhancing the Group’s ability to generate cash. These opportunities are attractive not only because of their potential for competitive returns, but also because they are lower risk given that they are extensions of existing assets that are well known and understood. These opportunities include:

•

The proposed Tarkwa Expansion Phase 6, or TEP6, project which explores the possibility of replacing all or a proportion of the remaining North heap leach operations at Tarkwa with an expanded Carbon in Leach, or CIL, capacity. This has become necessary as the pits become deeper, the ore harder, and the heap leach recoveries lower. Recoveries at the heap leach facilities are currently in the low 50% range while recoveries through the existing CIL plant are in the upper 90% range.

•

The review of options to expand the existing sulphide plant at Cerro Corona to bring production forward given the long life of the mine. There is also a potential opportunity to process—through a new heap leach facility—more than 300,000 ounces of gold captured in oxide surface stockpiles.

Principle 3: Pursue greenfields projects only for superior returns

The third key guiding principle that emerged from the review process is to pursue greenfields opportunities only if they offer truly attractive returns and will contribute to the cash generation objectives of the Company. The approach of not adding ounces for ounces sake will be rigorously applied to the greenfields portfolio and projects will have to be assessed on their ability to generate a return on capital invested. This means enforcing stringent stage-gating of each project to ensure that decisions to advance projects to the next level are based on a thorough understanding of all technical assumptions, economic parameters and financial viabilities.

In support of this new approach no long-term estimates of timelines and likely production levels on these projects will be provided until feasibility information is available and approved and a development decision made. It is also recognized that, from a technical and financial perspective, it is unlikely that all of the projects can be advanced to the same extent simultaneously; prioritization of projects will therefore become the norm. The status of the most significant growth projects is as follows:

•

In late 2012, the decision was made to return the Chucapaca project in Peru to the drawing board after the feasibility study demonstrated inadequate returns. This does not mean abandoning the mineral resource offered by the project. Far from it, as this is potentially one of the most significant discoveries in South America over the past five years. Gold Fields is now investigating various ways of optimizing the project, including different production levels, underground opportunities as well as additional exploration in the area of interest, which could result in a more robust project. See “—Gold Fields’ Mining Operations—International Projects—Chucapaca Feasibility Study”.

•

The burn-rate at the FSE in the Philippines has been slowed pending the outcome of efforts to secure the FPIC of local indigenous people—a pre-requisite for a FTAA, which would allow foreign companies to take a majority share in the project. Most of the underground drilling programs required for a pre-feasibility study have been completed. The focus now is on a surface geo-technical drilling program to provide additional data for the pre-feasibility study, which is scheduled to commence in late 2013 or early 2014. See “Gold Fields’ Mining Operations—International Projects—Far Southeast Scoping Study”.

•

At the Arctic Platinum Project, or APP, in Finland a pre-feasibility study, with initial findings demonstrating a viable project, is close to completion. Next steps are to initiate a full feasibility study once the results from the pre-feasibility study are evaluated and determine the optimal means through which to capture the inherent value in this project. See “Gold Fields’ Mining Operations—International Projects—Arctic Platinum Project Pre-Feasibility Study”.

•

At the Yanfolila Project in Mali, the objectives for 2013 are to conduct additional exploration drilling to further de-risk the project and, if successful, fast-track the project from scoping through feasibility to a position where a development decision could be reached.

Principle 4: ‘Dividend first’ policy

Gold Fields aims to make sure investors benefit from its enhanced ability to generate cash. This means continuing its ‘divided first’ policy, which was first articulated in 2012 and which prioritizes dividends over other demands on cash flows. The Company expects to pay out 25% to 35% of normalized earnings as dividends. Normalized earnings are defined as net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation.

Principle 5: Enduring commitment to business sustainability

The long term sustainability of the business, however, remains at the heart of what the Company does—cash generation is, after all, an important step towards securing the future of the business. Beyond this, the approach to the sustainability of the business can be broken down into the following key components.

The first is the Company’s approach towards its employees. The sustainability of the business demands that the Company provides the kind of remuneration, benefits, working conditions and development opportunities that means it can attract, motivate and retain the very best in mining talent amid intense competition in the labor market. Without the right people, the Company’s future is limited. Likewise, it is essential that the Company keep its employees safe and healthy. This is not only a moral imperative but—as demonstrated by Gold Fields’ past experience of safety closures at the South African operations-a business imperative.

The second is our application of responsible operational practices. We will only ever be a partner of choice for host governments and local communities if we can demonstrate a clear record of safe working practices and responsible environmental stewardship that goes beyond minimum standards. This is particularly the case with respect to water management—an issue of particular sensitivity for many host communities.

The third is the basis of our relationships with our host communities. Unless our relationships with our stakeholders (including our employees, suppliers and host communities, as well as our host governments) are based on the long-term, mutually-beneficial generation of shared value—our social licence to operate will never be fully assured. This is why we will continue to prioritize (where possible and sustainable) the employment of local people, the use of local supply chains and the delivery of development benefits to host communities.

We are also proud of our significant public revenue contributions in all our countries of operation, which, combined with the right government policies, can help to turn finite natural resources into lasting national development. However, in some of the jurisdictions in which we operate the demands by stakeholders, in particular governments, on the mining sector, have reached uncompetitive levels and threaten to undermine the long-term profitability of the Group and the industry and thus its ability to deliver equitable economic value to investors, communities and governments.

The fourth is our ability to maintain strong business ethics—so that we can enhance rather than erode the business environments in which we operate. This means combating corrupt behaviour, maintaining transparent government relations, promoting the effective application of mineral resource revenues to broad-based national development, and supporting positive social transformation and human rights. Without trust, we would not have much of a future.

We are already making strong progress on our journey towards improved sustainability as reflected in the fact that in 2012 we were ranked third in the mining category of the world-wide Dow Jones Sustainability Index, or the DJSI, (moving from fourth place in 2011). This makes us the top-ranked gold mining company in the world and the top-ranked South African mining company.

Optimize Our Operations

Optimize Our Operations means bringing the Group’s attributable mineral reserves of 54.9 million ounces of gold (excluding the Sibanye Gold assets) and 1,024 million pounds of copper to account in a way that is safe, cost effective and environmentally responsible.

After the Spin-off, Gold Fields has six world-class producing mines. Fundamental to the attainment of the Group’s vision is for each one of these mines to produce to its real potential, especially as it relates to cash generation, and to maintain stability, predictability and consistency at its steady state level.

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

The third element of Optimize Our Operations relates to maximizing the operational potential of the Group’s mines, through investment in mechanization, infrastructure development, mining flexibility and ore reserve development. With attributable mineral reserves of 54.9 million ounces of gold (excluding the Sibanye Gold assets) and 1,024 million pounds of copper as at December 31, 2012, it is essential to bring the Group’s reserves to account in the most cost effective way and, in doing so, to ensure longevity for each of the mines. Equally important is the need to achieve the required levels of mineral reserve development to create and maintain mining flexibility, which is a prerequisite for maintaining stability, predictability and consistency. After safety, mineral reserve development is the most important strategic priority for all of the mines in the Group.

In support of the Group’s overarching strategic objective of cash generation, the Group also seeks to proactively manage costs with a view to maintaining a NCE margin of at least 20% in the short-term and 25% in the medium- to long-term at each mine excluding South Deep. To this end, the Group’s Business Process Re-engineering program, or BPR, has been implemented at Tarkwa and Damang in Ghana and at St. Ives and Agnew in Australia. This has entailed a significant focus on operating costs, the rationalization of on-mine and regional overhead cost structures and a review of the mine-to-mill processes to reduce inefficiencies and improve productivity. The Group achieved NCE margin of 18% in fiscal 2012 and 25% in fiscal 2011. This decrease is due to higher capital expenditure and lower gold production in fiscal 2012.

Grow Gold Fields

Grow Gold Fields is about growing the value of the business on a per share basis. It is not purely about size, or the number of ounces produced, but about the quality of the portfolio and the generation of real value for shareholders, as measured by NCE and on a free cash flow basis.

The growth and diversification is based, in the first instance, on near-mine exploration, and then on the progression of the Group’s four advanced stage projects in Mali, Finland, Peru and the Philippines as well as greenfield exploration, both within the Group’s established Australasia, South America and West Africa regions, and in highly prospective locations such as those in Canada, Chile, Argentina, the Philippines and Kyrgyzstan.

As articulated in the section A New Strategic Paradigm for Gold Fields below, Gold Fields does not pursue growth simply to add incremental ounces to its portfolio. Hence the philosophy that every incremental ounce should be better than the previous ounce in terms of NCE and cash generation potential and, equally important, should offer shareholders growth in ounces in production per share and enhanced returns on a per share basis.

Despite the slogan No Mergers & Acquisitions Heroics, the Company will consider attractive investment opportunities by pursuing an opportunistic strategy on acquisitions of, in particular, producing or late-stage development assets. However, the Company does believe that a continuing lack of quality gold discoveries in the industry has led to escalating competition for advanced exploration and production assets. This makes value accretive growth through mergers and acquisitions increasingly onerous and prone to dilution of existing shareholders. For this reason, management believes that, in the current price environment, exploration success generally offers the most cost effective path to accretive and value adding growth.

The Company’s growth strategy is thus premised on creating high quality growth opportunities mainly through an aggressive focus on near-mine exploration at existing assets and robust stage gating of greenfields exploration projects to ensure that projects meet the quality criteria of the Group, in particular cash generation.

During 2013, there will be a significant reduction in Gold Fields’ greenfields exploration budget from U.S.$129 million in 2012 to approximately U.S.$80 million (excluding U.S.$81 million on projects exploration) in 2013 and a refocusing of exploration efforts onto smaller, higher grade and less capital intensive targets, mainly in the regions where the Company already has a presence in order to focus on jurisdictions carrying less exploration risk for Gold Fields. In fiscal 2013, Gold Fields plans to spend about U.S.$47 million on near-mine exploration.

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

Secure Our Future

Secure Our Future is about ensuring the long-term sustainability of the business as explained above in Principle 5: Enduring commitment to business sustainability.

A New Strategic Paradigm for Gold Fields

It encompasses safety and human resources, as well as a wide range of environmental social and economic parameters that impact on the business today and into the future. It is about acquiring and maintaining a “social license to operate” in each of the jurisdictions in which the Company operates.

The fact that sustainability was introduced as a specific element in Gold Fields new vision statement, To be the Global Leader in Sustainable Gold Mining, reflects the importance with which this subject is viewed by the Group. Gold Fields views sustainable development as a balance between the optimal financial and operational performance of the Group; maintaining of world-class environmental and health and safety management standards; and contributing meaningfully to socio-economic benefits for the communities in which it operates.

Gold Fields continues to be an active member of the International Council on Mining and Metals, or ICMM, and is a signatory to the United Nations Global Compact. All mines in the Group, as well as the exploration division, have ISO 14001 certified environmental management systems in place and have retained their certifications during fiscal 2012.

During fiscal 2010, Gold Fields also became the first mining house to achieve full accreditation for its eligible operations under the International Cyanide Management Code, or the Cyanide Code. The OHSAS 18001 Safety Management System is a company standard and all mines in the company are now OHSAS 18001 certified. Gold Fields’ Carbon Management Policy was approved by the Board of Directors in November 2010. All operations are also ISO 14001 compliant.

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

Moreover, Gold Fields’ performance on the DJSI indicates that the Company is acknowledged as one of the mining leaders worldwide in sustainability. The DJSI is a widely recognized measure of the sustainability performance of listed companies worldwide. Launched in 1999, the DJSI ranks the performance of global sustainability leaders through an annual assessment of the world’s largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social engagement approaches. As noted above, Gold Fields is currently ranked third on the DJSI within the mining category.

Safety

Gold Fields’ health and safety philosophy is premised on our most important value and the overarching moral imperative that “if we cannot mine safely, we will not mine”. This gives rise to the objective of striving towards a “zero harm” working environment for all its people. During fiscal 2012, 16 employees in South Africa lost their lives compared to 19 during fiscal 2011. The KDC and Beatrix mines where all of these deaths occurred are no longer part of Gold Fields since the creation of Sibanye Gold. At South Deep, there were no fatalities during fiscal 2012.

Outside South Africa, there were no fatalities during fiscal 2012, one fatality during fiscal 2011 and no fatalities during fiscal 2010. The fatal injury frequency rate for the Group, before the Spin-off, showed an 8% decrease, from 0.12 per million man hours worked in fiscal 2011 to 0.11 per million man hours worked in fiscal 2012. For the new Gold Fields (excluding Sibanye Gold), the fatal injury frequency rate for fiscal 2012 was 0.00 per million man hours worked. The lost time injury frequency rate showed approximately a 9% increase, from 4.69 per million man hours worked in fiscal 2011 to 5.16 per million man hours worked (including restricted work cases for Australia; 4.66 per million man hours worked if restricted cases are excluded) in fiscal 2012. For Gold Fields (excluding Sibanye Gold), the lost time injury frequency rate for fiscal 2012 was 0.40 per million man hours worked. Since December 31, 2012, Gold Fields has reported one fatality at its operations in South Africa (including the Sibanye Gold assets until the Spin-off date). The South African region in Gold Fields post-Spin-off will reconstitute the CEO’s sub-committee for health and safety for South Deep.

In that regard, the Group’s Chief Executive Officer continues to participate in a South African Chamber of Mines Committee whose objective is to eliminate fatalities in the industry. Gold Fields remains committed to safety, and the safe operation of its mines continues to be its top strategic priority. The strategy to eliminate fatalities in the Group will focus on engineering out the risk, ensuring compliance to internal standards and bringing about behavioral changes in support of safe working practices by all employees. The experience of employee dynamics over the years has led Gold Fields to adopt a more comprehensive approach to the general well-being, and therefore the productivity, of its staff. To this end Gold Fields pursues a broad range of interventions encapsulated in the 24 Hours in the Life of a Gold Fields Employee program. This program was first launched in the South Africa region in fiscal 2009 and subsequently implemented in three international regions during fiscal 2010. Based on a total well-being philosophy, the program is aimed at improving every facet of the life of each employee and includes interventions in the fields of occupational health and safety, healthcare, living conditions, nutrition, sport and recreation and education.

Carbon and Energy

Addressing energy management is a key deliverable throughout the Company. Rising energy costs and growing concerns about the effect of climate change have elevated the importance of energy efficiency and carbon management on the global agenda. Against this backdrop, Gold Fields has been actively aligning the Company to a carbon-constrained economy. The Company’s intention is to reduce carbon emission and improve energy efficiency within the Company. Therefore, existing policies and strategies governing carbon management are being reviewed and updated to move the Group closer to the attainment of these goals.

In 2010, Gold Fields adopted a new Carbon Management Policy, which commits the Group to:

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

In 2011, Gold Fields updated its Carbon Management Policy. The integrated Energy and Carbon Management Strategy is being implemented throughout the Group through the development of customized Regional Carbon Management Plans. The implementation of this strategy has assisted the Company in achieving an industry recognized leadership position in climate change management. Gold Fields has acknowledged a significant overlap in energy and carbon management challenges at both strategic and tactical implementation levels. These challenges include, but are not limited to:

•

Energy Costs: Energy costs are increasing due to power prices, energy supply constraints and carbon pricing. This will likely impact dramatically on mine profitability. The impact of rising energy costs must be managed through energy efficiency and alternative energy programs;

•	Security of Supply: Energy supply risks to Group operations are increasing due to multiple factors, including supply constraints and climate change;

•

Life-of-Mine Planning: Energy and carbon related issues can impact on the determination of mineral reserves and resources through the impact on pay limits and mining cut-offs and must be adequately considered in the life of mine planning process;

•	Regulatory Risks: Regulatory developments, with regard to energy and carbon management, represent potential risks to the Group and appropriate responses must be made;

•	Training and Awareness of the Workforce, including change management; and

•	Performance management.

To assist in meeting these challenges and addressing the overlap between energy and carbon management, a project was launched with the objective to develop an integrated Energy and Carbon Management Strategy for the Company that will secure future operations in an energy and carbon-constrained global economy characterized by increasing energy costs. The Group believes this strategy should aid energy and carbon management related activities and achieve the following objectives:

•	Support Gold Fields’ overall business objectives and strategy to be the global leader in sustainable gold mining;

•	Be nationally appropriate and regionally relevant;

•	Clearly understand the carbon and energy risks and ensure appropriate mitigation plans are in place;

•	Support the development of an effective energy and carbon governance system within Gold Fields;

•	Sustain Gold Fields’ leadership position in this area by ensuring that it further develops leading and innovative best practices with regard to energy and carbon management; and

•	Sustain current DJSI performance and support eco-efficiencies improvements.

Integral to this project is the effective management of energy and carbon emission through a range of initiatives aimed at improving the Group’s energy intensity, improved energy efficiency amid ever-rising energy costs. Initiatives are also being implemented to partially offset the 9.6% per year electricity tariff increase on the South Deep operation from April 2013. During fiscal 2012, savings of approximately 5.77% (2.46% excluding the impact of the strike) in electricity consumption were achieved compared to fiscal 2011. In line with this new approach to energy and carbon management, the Group has launched a number of initiatives to reduce its energy use and the associated greenhouse gases emitted by its operations.

Stakeholder Relationship Management

A central pillar of the Gold Fields Sustainable Development Framework is pro-active engagement with and management of the relationships with all stakeholders who have an influence over the affairs of the company or are impacted by its activities. These include in particular the relationships with the Group’s employees and their representative organizations and unions; local, regional and national governments; and the local communities in which Gold Fields operates or that are affected by its operations.

A high level of engagement has become essential to underpin the sustainability of Gold Fields’ operations. This has become evident over the past few years with governments, communities, non-governmental organizations and trade unions in several jurisdictions seeking and, in some cases, implementing greater cost imposts on the mining industry.

Similar trends are evident in the cost of electricity and other levies imposed by governments in many of the countries in which Gold Fields operates. There is a risk that such additional imposts on mining projects will raise input costs to unsustainable levels, which would have negative consequences for the projects and, by implication, for the affected countries. In the near future, Gold Fields will—directly and through various industry forums—continue and escalate its engagement with stakeholders to achieve greater appreciation for the impact these often ill-considered demands are having on the sector.

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

During May 2010, the DMR approved the conversion of the South Deep old order mining right into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof (both now part of KDC) and Beatrix gold mines granted in January 2007, was that all of Gold Fields’ South African mines had received their new order mining right.

Following a review, the DMR amended the Mining Charter and released the Amended Mining Charter on September 13, 2010. There is uncertainty relating to the enforceability of the Amended Mining Charter’s requirement for mining entities to achieve a 26% HDSA ownership of mining assets by 2014. Amendments to the Mining Charter in the Amended Mining Charter include, among other things, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (executive committee) level middle management level, junior management level and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the five-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter will amount to a breach of the MPRDA and may result in the cancelation or suspension of a mining company’s existing mining rights.

In 2010, Gold Fields completed three empowerment transactions which, together with previous transactions, enabled Gold Fields to meet its 2014 BEE equity ownership targets. These transactions included an Employee Share Option Plan for 10.75% of Sibanye Gold; a broad-based BEE transaction for 10% of South Deep; and a broad- based BEE transaction for a further 1% of Sibanye Gold, excluding South Deep (which was subsequently moved out from under Sibanye Gold). The three transactions had a combined value of approximately R2.4 billion U.S.$298 million. See “Additional Information—Material Contracts—Black Economic Empowerment Transactions”.

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

This restructuring was largely completed in fiscal 2010. All of the key regional executives have been appointed and good progress has been made in creating strong, entrepreneurial and appropriately resourced and incentivized management teams in each region. These teams are tasked with running the mines safely and efficiently, as well as driving and being significantly involved in the growth of the business within each region. This work of setting up the largely independent and self-contained regional structures proved to be prescient in the facilitation of the Spin-off of Sibanye Gold, with South Deep largely self-sustaining.

During fiscal 2009, the corporate office was relocated to new premises separate from the South African regional office. During fiscal 2010, the corporate office was further streamlined, in line with the strategy of relocating personnel to the regions that they service. Following the Spin-off of Sibanye Gold approximately 20% of the corporate office employees, who were principally involved in supporting the South Africa Region, moved to Sibanye as part of the Spin-off.

The corporate office is now a focused business unit engaged in establishing and monitoring operational standards that apply across the regions in areas such as safety, health and environmental issues, finance and human resources, developing Group-wide strategy, and allocating capital.

In fiscal 2012, Gold Fields further streamlined its operations in each of the regions through a series of initiatives resulting from the Portfolio Review, focusing on reducing operating costs, improving margin per ounce, rationalization of on-mine and regional overhead and a review of the mine-to-mill process.

Hedging

As a general rule and a matter of policy, Gold Fields sells the gold it produces at prevailing market prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. At December 31, 2012, Gold Fields had no such outstanding hedges, which is consistent with our policy and has been the case since 2007.

Significant changes in the prices of gold and/or copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues. See “Operating and Financial Review and Prospects—Overview—Revenues”.

Gold Fields may, from time to time, establish currency and/or interest rate financial instruments to protect underlying cash flows or to take advantage of potential favorable currency movements.

Strategic Goals and Objectives

Progress against Strategic Goals and Objectives for Fiscal 2012

•	To achieve tangible improvements with respect to all safety and health metrics

In addition to the strikes, the Ya Rona fire highlighted the ongoing nature of Gold Fields’ struggle to achieve Zero Harm at our operations. On June 30, 2012, there were five fatalities following a fire in a worked-out area of the Ya Rona shaft and for which the circumstances and causes are still being investigated. The fatalities accounted for almost a third of our fatalities for the year taking our total fatalities for 2012 to 16. While this is still unacceptable, it is lower than the 20 fatalities we experienced in 2011.

We are making significant progress around our five key safety interventions which were launched in 2011, namely Engineering out risk; Compliance with standards and procedures; Cultural transformation; Alignment with stakeholders, particularly government and trade unions; and, Embedding our Health & Wellness program. As a result there have been some notable achievements at the South African operations during 2012 including 3.5 million fatality free shifts at the KDC East underground section, two million fatality free shifts for the whole of KDC and 3.5 million fatality free shifts at South Deep. In addition, South Deep also achieved six million fall-of-ground fatality free shifts.

•	To reduce the rate of production decline at KDC between 3% and 5% against fiscal 2011

During the first half of fiscal 2012 KDC had a very steady performance, but in the second half it faced two significant challenges which, in a large part, caused production at KDC to decline by 15% to 0.935 million ounces—below where we wanted to be.

The first significant challenge was a tragic fire that took place at the Ya Rona shaft at KDC during the third quarter, which accounted for 30,000 ounces in lost production. The second was the industry wide illegal strikes in the South African mining industry which affected both KDC and Beatrix gold mines during the third and fourth quarters—accounting for 145,000 ounces in lost production. Had these two events not taken place, Group production would have been broadly in line with 2011 performance (3.49 million ounces).

It is frustrating to note that the events in South Africa in the second half of the year have obscured what was looking to be one of our key achievements for 2012—the hard-won stabilization of production at Beatrix and KDC during the first half of the year, when the production decline at these operations was arrested for the first time in eight years.

•	To regain momentum in the ramping up of production at South Deep

At South Deep, several significant milestones were reached in support of the build-up to full production of 700,000 ounces in 2016.

The first of these milestones was the completion, within budget and on time, of the fixed infrastructure installations required to support full production. These installations include the new ventilation shaft which was completed in the fourth quarter. The additional rock hoisting capacity provided by this shaft is planned to ramp up to a nameplate capacity of 195,000 tonnes per month by December 2013. Combined with the 175,000 tonnes per month capacity of the existing Main shaft, this is sufficient to sustain the full-production mill-feed of 330,000 tonnes per month. The simultaneous completion of the gold plant expansion increased South Deep’s processing capacity from 220,000 tonnes per month to 330,000 tonnes per month. Together with the new tailings facility, additional refrigeration capacity and backfill plant completed during 2012, South Deep now has the fixed infrastructure in place required to support full production.

The second major milestone at South Deep was the conclusion, in October 2012, of a landmark agreement with the NUM, introducing a new operating model for the mine. At the core of the agreement is the introduction of a new 24/7/365 operational schedule which is in line with the best practice of mechanized underground operations around the world. This is expected to provide an additional 23% face time which will drive the productivity improvements required for full production. The new operating model includes, among other things, more competitive grading, remuneration and targeted incentives and seeks closer employee alignment with the mine’s business objectives. The implementation process has commenced but it will take some months for the impact of the new operating model to be noticeable. From this point, the main focus is on de-stressing and developing the ore body, and ramping up production at this world-class gold mine.

Once it reaches its production target of 700,000 cash-generative ounces in 2016, South Deep is expected to be the bedrock of the Gold Fields Group—and a shining example of how, with the right mining methodologies, technology and labour models, deep underground gold mining can thrive and prosper in

South Africa. Indeed, once it becomes cash-generative (which could be in the latter part of 2013, depending on the gold price), this mine should play a key role in supporting our strong dividend policy of paying out between 25% and 35% of earnings, as well as future efforts to grow and diversify our profitable production base around the world.

•	To ensure that every mine achieves an NCE margin of at least 20% in the short-term

The BPR program continued in fiscal 2012. The second phase of the BPR program in South Africa identified further cost reductions of R500 million (U.S.$58 million) over the next year through the optimization of staff structures, reduction in non-specialized contractors, lower electricity consumption and enhanced supply chain management. At its Australian and Ghanaian mines, Gold Fields also maximized the benefits realized by the implementation of owner mining, improved utilization and availability of mining equipment as well as the reduction in energy intensity.

•	To increase momentum on growth projects to achieve the goal of 5 million ounces, in production or in development, by 2015

This target was abandoned as a result of the Portfolio Review undertaken during 2012, in favor of a focus on cash generation.

•	To ensure Gold Fields has the financial capacity to fund growth projects in 2013 and beyond

Gold Fields maintained continued focus on strong operational cash flow generation in fiscal 2012. At the same time, Gold Fields explored the potential for securing additional long-term funding for the business and the possibility of extending the maturity profile of its long-term debt.

•	To ensure that sustainability is fully integrated into the business and is appropriately communicated to all levels of the business

In fiscal 2012, Gold Fields worked towards achieving this goal, through initiatives such as ongoing development, implementation and monitoring of sustainability development strategies at the group-, region- and project-levels, additional integration of internal and external reporting and a dedicated sustainable development communications program, voluntary adoption of the World Gold Council Conflict—Free Gold Standard. Further, sustainable development measures have been incorporated into the balanced scorecards of key decision-makers across the Company.

•	To ensure that climate change initiatives, carbon mitigation and adaptation strategies and energy efficiency initiatives are fully incorporated into the business

In fiscal 2012, Gold Fields proceeded with a number of climate change and carbon mitigation initiatives, including the implementation of a fully integrated Energy and Carbon Strategy, the creation of a carbon and energy division, and the development, implementation and monitoring of Carbon Management Plans by all regions. Gold Fields also rolled out a number of energy efficiency and carbon emission reduction projects and continued with the ongoing integration of carbon pricing into its financial planning to induce short-, medium- and long-term adaptation of the business. Gold Fields is also in the process of incorporating energy and carbon measures into the balanced scorecards of key decision-makers across the Company.

•	To increase focus on the attraction, retention and development of people and skills

Gold Fields fully implemented its new People Strategy. This strategy focused on a number of initiatives to attract and retain skilled employees, including enhanced branding, increased talent development, the establishment of an integrated human resources data management system, an ongoing review of base salaries and quality of working life and improvements to internal and external skills pipelines.

Specific Strategic Goals and Objectives for fiscal 2013

The specific strategic goals and objectives for fiscal 2013 flow from the strategy and were designed to consolidate the operational gains made during fiscal 2012. As part of its strategy in 2013, Gold Fields intends to:

•	Produce a winning, safe and productive team

As noted above, Gold Fields is striving towards a “zero harm” working environment for all of its employees. In fiscal 2013, Gold Fields will continue its safety initiatives with the intent of engineering-out safety and health risks at all of its operations by enhancing safety enforcement measures, including increased resourcing, and maintaining its OHSAS 18001 certifications. Gold Fields will also promote cultural and behavioral changes in its workforce to foster a culture of safety.

In fiscal 2013, Gold Fields will also prepare for potential silicosis litigation in South Africa. See “—Legal Proceedings and Investigations”.

Further, Gold Fields will proactively engage with unions and employees in fiscal 2013. Gold Fields expects to develop a new employee charter and to pursue its competitive remuneration and benefits strategy to attract quality employees. The Company will provide proactive leadership development and a talent management program and deliver world-class training to its employees in order to develop employees internally.

•	Build a reputation as the most trusted and valued mining partner

Gold Fields plans an ongoing and constructive engagement with the communities and governments of the jurisdictions in which it operates to build a reputation as the most trusted and valued mining partner. Gold Fields is committed to measuring both the contributions that it makes and key stakeholders’ satisfaction with it, and to creating and sharing value with these stakeholders to ensure it leaves an enduring, positive legacy. Gold Fields will engage the communities in which it mines by developing a new Society Charter and Community Handbook and deliver shared value through its new Community Promises. Gold Fields will also continue its ongoing minimization of negative environmental impacts at its operations through initiatives such as its new water strategy and its Energy and Carbon Management Strategy. Gold Fields will maintain its ISO 14001 certification. As part of its overall engagement with government, Gold Fields will review the UN ‘Protect, Respect and Remedy’ Framework for Business and Human Rights, or the Ruggie Framework, in order to analyze human rights performance and ensure best practice.

•	Maintain and develop a quality portfolio of productive mines and assets under exploration and development

The quality of Gold Fields’ asset portfolio is key to its success but what is most important is that Gold Fields’ maximizes the value that this portfolio can generate and pursues asset returns rather than ounces in production. Gold Fields expects to geographically diversify in order to broaden its operational base and reduce overall risk in its portfolio. The Company will strictly apply the stage gate process to its growth projects and continue its BPR program to maximize efficiency at its operations, focusing on technology and innovation where appropriate. Towards this end, at South Deep, Gold Fields will accelerate de-stress mining and introduce a new, high impact operating model.

•	Provide the best achievable return on gold

In order to be an appealing long-term investment, Gold Fields must deliver leverage to the gold price and attractive returns relative to peers. Gold Fields plans to prioritize cash generation with respect to current and future production. In order to achieve this, Gold Fields will continue its operational and strategic Portfolio Review to enable it to focus on cash flow growth (not just production growth) and rigorous prioritization of capital expenditure and exploration spend based on the expected risk-adjusted return on investment. Further, Gold Fields will develop a new Investor Charter with a focus on providing shareholders with increased returns against the price of gold.

Reserves of Gold Fields as of December 31, 2012

Methodology

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, industry guide number 7, only the reserves at each of Gold Fields’ operations and exploration projects as of December 31, 2012 which qualify as reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “—Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code (2007 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution, recovery and other factors.

Prior to the Spin-off, Gold Fields reported reserves using cut-off grades (international operations and South Deep) and pay limits (South Africa, excluding South Deep), due to the nature of the deep level underground operations, to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. After the Spin-off, all of Gold Fields operations report reserves using cut-off grades. Cut-off grade is the grade that distinguishes the material within an ore body that is to be extracted and treated from the remaining material. The pay limit is the grade at which an ore body can be mined without profit or loss, calculated using an appropriate metal price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “—Description of Mining Business—Productivity Initiatives”. Tonnage and grade may include some mineralization below the selected pay limit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

This submission will indicate the Gold Fields and the Sibanye Gold reserves separately as well as the combined total, to facilitate forward and backward comparison.

The estimation of reserves at the South African underground operations during fiscal 2012 was based on surface drilling, underground drilling, surface three-dimensional reflection seismics, ore body facies modeling, structural modeling, underground mapping, channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500 meter to 2,000 meter grid. Once underground access is available, drilling is undertaken on an approximately 30 meter to 90 meter grid. Underground channel sampling perpendicular to the reef is undertaken at three-meter intervals in development areas and five-meter intervals at stope faces.

The following sets out the reserve estimation methodologies for the different categories of reserves at the underground operations of each of the South African mines.

KDC(1)

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	3 to 250	125
Probable (AI)(2)	3 to 1,140	570
Probable (BI)(2)	3 to 2,840	1,420

Note:

(1)	Gold Fields’ KDC operation was divested in the Spin-off.
(2)	AI is above infrastructure; BI is below infrastructure.

For proved reserves, the ore body was opened up and sampled on a three-meter spacing for development (such as raises), and a five-meter grid for stoping, together with underground borehole spacings ranging from tens to hundreds of meters. Blocks classified as proved were therefore generally adjacent to closely spaced sampling and generally pierced by a relatively dense irregular pattern of boreholes. Estimation was constrained within both geologically homogenous structural and facies zones, and was generally derived from either ordinary or simple kriged small-scale grids, ranging from 10 meter to 50 meter block sizes.

For above infrastructure probable reserves, the estimates are founded on significant numbers of samples on a three-meter spacing for development, and a five-meter grid for stoping bordering these areas. In addition underground borehole spacings ranging from tens to hundreds of meters were used together with surface boreholes and seismic surveys. Blocks classified as probable (AI) were generally adjacent to blocks classified as proved. Estimation was constrained within homogenous structural and facies zones, and was generally derived from either ordinary or simple kriged medium- to macro-scale-sized grids ranging from 50 meters to 420 meters, or through declustered averaging or Sichel “t” techniques. For planning purposes, these blocks were further evaluated to facilitate the selection of blocks above the pay limit.

For below infrastructure probable reserves, the estimates access the significant numbers of samples on a three-meter spacing for development, and a five-meter grid for stoping above these areas. In addition underground borehole spacings ranging from tens to hundreds of meters were used together with surface boreholes and seismic surveys. Blocks classified as probable (BI) were generally downdip of blocks classified as proved or probable (AI). Estimation was constrained within homogenous structural and facies zones, and was generally derived from either ordinary or simple kriged medium- to macro-scale-sized grids ranging from 50 meters to 420 meters, or through declustered averaging or Sichel “t” techniques. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Beatrix(1)

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	3 to 120	120
Probable (AI)(2)	3 to 820	700
Probable (BI)(2)	3 to 1,500	750

Note:

(1)	Gold Fields’ Beatrix operation was divested in the Spin-off.
(2)	AI is above infrastructure; BI is below infrastructure.

Estimations for proved reserves were made on the same basis as at KDC but with kriging blocks ranging from 10 meters to 40 meters.

Estimations for above infrastructure probable reserves were made on the same basis as at KDC but with medium-sized kriged blocks of 40 meters, and macro geological zone estimates being made through declustered averaging or Sichel “t” techniques or macro-scale-sized kriged grids of up to 300 meters. For planning purposes these blocks were further evaluated to facilitate the selection of blocks above the pay limit.

Estimations for below infrastructure probable reserves were made on the same basis as at KDC but with medium-sized kriged blocks being 40 meters, to macro geological zone estimates through declustered averaging or Sichel “t” techniques or macro scale sized kriged grids of up to 300 meters. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves was the same as at KDC. For planning purposes, these blocks were further evaluated to facilitate the selection of blocks above the pay limit.

South Deep

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	0 to 100	220
Probable (AI)(1)	100 to 180	450
Probable (BI)(1)	>180	1,200

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

For proved reserves, the ore body must be fully destressed, with drilling planned at an approximate 30 meter by 30 meter grid-spacing. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

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

Ghana

For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100- or 200-meter grid of diamond drilling and in certain areas a 12.5 meter to 25.0 meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20 meter to 80 meter grid of combined reverse circulation and diamond drilling and, in certain areas, reverse circulation drilling on an eight- meter by five-meter drill grid.

Diamond drilling provides continuous (solid) core from diamond drill bits, using water and chemicals for lubrication. Consequently, diamond drilling provides greater resolution of geological parameters such as lithologies, alterations, mineralization and structures.

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

Reserve Statement

The gold and copper reserves of the Gold Fields and the Sibanye Gold operating mines are reported separately, with a combined total to facilitate comparisons. As of December 31, 2012, Gold Fields (excluding the Sibanye Gold assets) had aggregate attributable proved and probable reserves of approximately 54.9 million ounces gold and 1,024 million pounds copper as set forth in the following tables:

	Gold ore reserve statement as of December 31, 2012(1)
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2012(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (“UG”) South Africa
South Deep (total)(3)	14.39	5.8	2.660	191.27	5.4	33.362	205.66	5.4	36.022	0.270
Australia
St. Ives	0.80	5.9	0.151	7.16	4.4	1.023	7.96	4.6	1.174	0.258
Agnew	0.89	6.2	0.177	4.91	6.1	0.966	5.81	6.1	1.143	0.160
Total Underground	16.08	5.8	2.988	203.35	5.4	35.351	219.42	5.4	38.339	0.688
Total Surface (Rock Dumps & Tailings Storage Facilities, or TSFs)	—	—	—	—	—	—	—	—	—	—
South Deep	—	—	—	—	—	—	—	—	—	—
Surface (Production Stockpiles)
Ghana
Tarkwa	3.69	0.7	0.087	50.4	0.4	0.616	54.09	0.4	0.703	—
Damang	—	—	—	2.32	0.9	0.066	2.32	0.9	0.066	—
Australia
St. Ives	4.13	1.0	0.129	—	—	—	4.13	1.0	0.129	—
Agnew	0.22	1.5	0.011	—	—	—	0.22	1.5	0.011	—
Peru
Cerro Corona	—	—	—	—	—	—	—	—	—	—
Surface (Open Pit)
Ghana(4)
Tarkwa	93.49	1.3	3.874	116.37	1.2	4.496	209.86	1.2	8.370	0.647
Damang	7.86	1.8	0.458	58.33	1.7	3.156	66.19	1.7	3.614	0.149
Australia(4)
St. Ives	0.29	1.4	0.013	13.43	2.0	0.873	13.72	2.0	0.886	0.192
Agnew	—	—	—	—	—	—	—	—	—	0.000
Peru
Cerro Corona	76.24	0.9	2.180	25.89	0.7	0.555	102.13	0.8	2.735	0.168
Total Surface	185.91	1.1	6.753	266.74	1.1	9.762	452.65	1.1	16.515	1.157

Grand Total	201.99	1.5	9.741	470.09	3.0	45.114	672.07	2.5	54.855	1.845

Notes:

(1)	(a)

Quoted as mill delivered metric tonnes and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) South Deep 96.5%; (2) Tarkwa 97% for milling, 61% for heap leach; (3) Damang 89% to 92%; (4) St. Ives 83% to 94% for milling; (5) Agnew 94.5%; and (6) Cerro Corona 51% to 70% for gold and 65% to 88% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.

(b)

For South Deep, a gold price of Rand 380,000 per kilogram ($1,500 per ounce at an exchange rate of Rand 7.88 per $1.00) was applied in valuing ore reserve. For the Tarkwa and Damang operations, ore reserve figures are based on an optimized pit at a gold price of $1,500 per ounce. For the Australian operations, ore reserve figures are based on a gold price of A$1,500 per ounce (at an exchange rate of A$1 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 23% higher in South African Rand terms, 15% higher in U.S. dollar terms and 7% higher in Australian dollar terms, than the prices used for the December 31, 2011 declaration and reflect the effect of a consistently increasing gold price on historical average. For the Cerro Corona gold reserves, the optimized pit is based on a gold price of $1,500 per ounce and a copper price of $3.50 per pound, which, due to the nature of the deposit and the importance of net smelter returns, need to be considered together.
(c)	For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 8%; (ii) Tarkwa 11%; (iii) Damang 6% to 27%; (Includes both planned and unplanned); (iv) St. Ives 6% to 20% (open pits) and 5% to 40% (underground); (v) Agnew 15% to 26%; and (vi) Cerro Corona 0%.
(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 95%; (iii) St. Ives 95% to 99% (open pits) and 75% to 95% (underground); (iv) Agnew 107%; and (v) South Deep 97%.
(e)	The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process (i) South Deep 3.5 g/t; (ii) Tarkwa 0.37 to 0.77 g/t for heap leach and 0.42 g/t for mill feed; (iii) Damang 0.68-0.79 g/t for fresh ore and 0.52-0.65 g/t for oxide ore; (iv) St. Ives 0.8 g/t for mill feed—open pit, and 2.3 g/t to 3.0 g/t for mill feed—underground; (v) Agnew 0.38 g/t for mill feed—open pit, and to 3.1 to 4.4 g/t for mill feed—underground; and (vi) Cerro Corona $18.46/t net smelter return (combined copper and gold).
(f)	Totals may not sum due to rounding. Where this occurs it is not deemed significant.
(g)	A Mine Call Factor based on historic performance and planned improvements is applied to the mineral reserves. The following Mine Call Factors have been applied: Damang 89% to 92%, St.Ives 98%, with South Deep, Agnew, Tarkwa and Cerro Corona at 100%.
(2)	Actual gold produced after metallurgical recovery.
(3)	In line with other international operations, all South Deep reserves are classed as above infrastructure, as the reserves will be accessed by means of on-going declines from current infrastructure.
(4)	Includes some gold produced from stockpile material, which cannot be separately measured.

The following table sets forth the proved and probable copper reserves of the Cerro Corona mine as of December 31, 2012 that are attributable to Gold Fields.

Copper ore reserve statement as of December 31, 2012(1)(2)
	Proved reserves			Probable reserves			Total reserves			Attributable copper production in Fiscal 2012
	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu	Tonnes	Grade Cu	Cu
	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million)	(%)	(million lbs)	(million lbs)
Surface (Open Pit & Stockpiles)
Peru
Cerro Corona	76.3	0.5	787	25.9	0.4	237	102.1	0.5	1,024	79

Notes:

(1)	Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factor for copper at Cerro Corona is in the range of 65% to 88%, depending on the material type.
(2)	For the copper reserves, the optimized pit is based on a gold price of $1,500 per ounce and a copper price of $3.50 per pound, which, due to the nature of the deposit, need to be considered together.

As of December 31, 2012, Sibanye Gold had aggregate attributable proved and probable reserves of approximately 13.5 million ounces as set forth in the following table:

Gold ore reserve statement as of December 31, 2012(1)

	Proved reserves			Probable reserves			Total reserves			Attributable Gold production in the 12 months ended December 31, 2012(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (“UG”)
KDC East (UG) (total)	10.8	9.8	3.421	9.6	6.6	2.041	20.5	8.3	5.462	0.446
Above infrastructure(3)	10.8	9.8	3.421	9.6	6.6	2.041	20.5	8.3	5.462	0.446
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
KDC West (UG) (total)	7.1	7.9	1.802	10.5	7.2	2.424	17.5	7.5	4.226	0.359
Above infrastructure(3)	7.1	7.9	1.802	10.5	7.2	2.424	17.5	7.5	4.226	0.359
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
Beatrix (UG) (total)	9.6	4.7	1.462	14.4	4.0	1.859	24.0	4.3	3.321	0.278
Above infrastructure(3)	9.6	4.7	1.462	14.4	4.0	1.859	24.0	4.3	3.321	0.278
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
Total Underground	27.5	7.5	6.685	34.5	5.7	6.324	62.0	6.5	13.009	1.084
Surface (SRD)
KDC East	—	—	—	17.3	0.6	0.342	17.3	0.6	0.342	0.048
KDC West	—	—	—	5.9	0.7	0.142	5.9	0.7	0.142	0.082
Beatrix	—	—	—	4.0	0.3	0.037	4.0	0.3	0.037	0.010
Total Surface (SRD)	—	—	—	27.2	0.6	0.521	27.2	0.6	0.521	0.140

Grand Total	27.5	7.5	6.685	61.7	3.5	6.845	89.3	4.7	13.530	1.224

Notes:

(1)	(a)

Quoted as mill delivered metric tonnes and RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (i) KDC East KP 1 overall 80%, KDC East KP 2 overall 97% and KDC East Python 1 overall 68%. KDC West DP 1 overall 97%, KDC West DP 2 and DP 3 overall 90%, and (ii) Beatrix overall 95.5%. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery.

(b)	For KDC and Beatrix, a gold price of R380,000 per kilogram ($1,500 per ounce at an exchange rate of R7.88 per $1.00) was applied in valuing the ore reserve. The gold price used for reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 22% higher in South African Rand terms than the prices used for the December 31, 2011 declaration.
(c)	For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). The mine dilution factors are as follows: (i) KDC East 28%; (ii) KDC West 30% and (iii) Beatrix 19%.
(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) KDC East 77%; (ii) KDC West 93% and (iii) Beatrix 58%.
(e)	The pay limit varies per shaft or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) KDC East 1,500 cm.g/t, (ii) KDC West 1,360 cm.g/t and (iii) Beatrix 950 cm.g/t.
(f)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(g)	A mine call factor based on historic performance and planned improvements is applied to the mineral reserves. The following mine call factors have been applied: KDC East 81%, KDC West 80% and Beatrix 77%.
(2)	Actual gold produced after metallurgical recovery.

(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

As of December 31, 2012, the combined Gold Fields and Sibanye Gold had aggregate attributable proved and probable gold reserves of approximately 68.4 million ounces as set forth in the following table:

	Combined gold ore reserve statement as of December 31, 2012
	Proved reserves			Probable reserves			Total reserves			Attributable gold production in fiscal 2012(2)
	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold	Tonnes	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Totals by Mine
KDC	17.92	9.1	5.223	43.33	3.6	4.949	61.25	5.2	10.173	0.935
South Deep	14.39	5.8	2.660	191.27	5.4	33.362	205.66	5.4	36.022	0.270
Beatrix	9.61	4.7	1.462	18.40	3.2	1.896	28.01	3.7	3.358	0.289
Tarkwa	97.18	1.3	3.961	166.77	1.0	5.112	263.94	1.1	9.073	0.647
Damang	7.86	1.8	0.458	60.65	1.7	3.223	68.51	1.7	3.681	0.149
St. Ives	5.21	1.8	0.294	20.59	2.9	1.896	25.80	2.6	2.190	0.450
Agnew	1.12	5.2	0.188	4.91	6.1	0.966	6.03	6.0	1.154	0.177
Cerro Corona	76.24	0.9	2.180	25.89	0.7	0.555	102.13	0.8	2.735	0.168
Grand Total	229.53	2.2	16.426	531.81	3.0	51.959	761.20	2.8	68.385	3.085

Gold and copper price sensitivity

The amount of gold mineralization that Gold Fields and Sibanye Gold can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of gold. The following table indicates Gold Fields’ and Sibanye Gold’s attributable reserves at different gold prices that are 10% above and below the $1,500 per ounce gold price used to estimate Gold Fields’ and Sibanye Gold attributable reserves, however the reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	$1,350/oz	$1,500/oz	$1,650/oz
	(Moz)
KDC(1)(2)	8.8	10.1	11.2
Beatrix(1)(2)	3.2	3.4	3.7
South Deep	33.8	36.0	41.5
Tarkwa	8.4	9.1	9.6
Damang	3.3	3.7	4.0
St. Ives	1.9	2.1	2.5
Agnew	1.0	1.2	1.2
Cerro Corona(3)	2.7	2.7	2.7

Notes:

(1)	South African operations’ reserves include run-of-mine ore stockpiles and low-grade strategic stockpiles.
(2)	Gold Fields’ KDC and Beatrix operations were divested in the Spin-off.
(3)	Under the current tailings dam design at Cerro Corona, reserves would not respond to an upward movement of the gold price because of current capacity constraints at the tailings storage facility for the Cerro Corona mine. A decrease of 10% in gold prices is insufficient to affect the level of gold reserves.

The London afternoon fixing price for gold on May 9, 2013 was U.S.$1,466 per ounce. Gold Fields’ and Sibanye Gold’s combined attributable gold reserves decreased from 77.6 million ounces at December 31, 2011 to

68.4 million ounces at December 31, 2012, primarily due to exclusion of the TSF reserves at the KDC complex, exclusion of pillars and projects due to changing economics and changes in geology and modeling at the Sibanye Gold assets.

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

The London Metal Exchange, or LME, cash settlement price for copper on May 9, 2013 was U.S.$7,311 per tonne.

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

Geology

Prior to the Spin-off, approximately 48% of Gold Fields’ gold production (excluding gold equivalent ounces) was derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. Including gold equivalent ounces, Gold Fields’ South African operations represented approximately 46% of total production. These properties included the KDC operation, the Beatrix operation and the South Deep operation. After the Spin-off, only 15% of Gold Fields’ gold production (excluding gold equivalent ounces) was derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. The KDC, Beatrix and South Deep mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa’s production of a significant portion of the world’s recorded gold output since 1886.

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

Exploration

Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in order to enable clearer definition of the ore body and the potential portions to be mined. Geological and geophysical techniques are constantly refined to improve the economic viability of prospecting and mining activities.

Mining

Gold Fields currently mines only gold, with copper and silver as by-products. The mining process can be divided into two principal activities: (i) developing access to the ore body; and (ii) extracting the ore body once accessed. These two processes apply to both surface and underground mines.

Underground Mining

Developing Access to the Ore body

In fiscal 2012 and before, for Gold Fields’ South African underground mines, primary access to ore bodies was provided through vertical and inclined shaft systems. If access beyond the reach of a shaft or shaft system was required to fully exploit the ore body, sub-vertical or sub-inclined shafts (secondary or tertiary) were sunk where it was economically feasible. Horizontal and decline development at various intervals off a shaft, known as levels, extended laterally and provided access to the reef horizon. On-reef development opened up the ore body for mining.

Extracting the Ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, supporting and cleaning activities are carried out on a daily basis. Prior to the Spin-off, at KDC and Beatrix, the broken ore was scraped into and along gullies to in-stope ore passes, which channeled the broken ore to the crosscut below. The ore was then trammed by rail to the shaft system where it was tipped into transfer systems and then hoisted to the surface in skips. At South Deep, a fully mechanized mine and Gold Fields’ remaining South African operation, the broken ore is loaded from the stope face into trucks using mechanical loaders and hauled along decline corridors to ore pass systems which connect the corridors to the crosscuts below. The ore is then transported by rail and tipped into the shaft transfer system and hoisted to the surface. At the Australian underground operations, the broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface by underground dump trucks via the decline. Mining methods employed at Gold Fields’ South African operations included de-stress mining, long hole open stoping and drift-and-fill mining, as well as drifting and benching at South Deep, and longwall mining, closely spaced dip pillar mining and scattered mining at KDC and Beatrix. Following the Spin-off, the KDC and Beatrix operations have been separated from Gold Fields. At the Australian underground operations, all mining activities are mechanized and trackless.

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

Mine Planning and Management

Operational and planning management on the mines receives support from Group Technical Services and corporate management as well as other regional support functions. The current philosophy is one of top-down/bottom-up management, with the non-financial operational objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ corporate office. This is based on the premise that the people on the ground have the best understanding of what is realistically achievable.

Each operation compiles a detailed two-year operational plan that rolls into a life of mine, or LoM, plan prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Gold Fields Executive Committee, or the Executive Committee. See “Directors, Senior Management and Employees—Executive Committee”. The operational plan is presented to the Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, resource models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding R250 million (South Africa), A$35 million (Australia) and U.S.$35 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Board.

The Sibanye Gold assets implemented an integrated electronic reserve and resource information system, or IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short- and long-term planning and more timely identification of production shortfalls. Short-term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the LoM and the operational plan are issued to the operations from the Executive Committee and relevant survey and evaluation factors are determined in accordance with Gold Fields’ guidelines. Significant changes in the LoM plans may occur from year-to-year as a result of mining experience, new ore discoveries, changes in the ore reserve estimates, changes in mining methods and rates, process changes, investment in new equipment and technology, input costs and metal prices.

Capital Expenditure

Gold Fields spent approximately U.S.$1,322.8 million, U.S.$1,153.0 million and U.S.$913.1 million in capital expenditure during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. The major expenditure items in fiscal 2012 were ore reserve development at the South African operations of U.S.$259.8 million, U.S.$314.5 million on the development and equipping of the South Deep mine, U.S.$112.4 million on development at underground mines at St. Ives, U.S.$12.7 million on the water treatment plant and U.S.$62.5 million on new mining equipment at Tarkwa, U.S.$2.6 million on new mining fleet at Damang and U.S.$31.7 million on the development of the Waroonga underground complex at Agnew. In fiscal 2011, the major expenditure items included ore reserve development at the South African operations of U.S.$294.5 million, U.S.$274.6 million on the development and equipping of the South Deep mine, U.S.$81.5 million on development at underground mines at St. Ives, U.S.$29.7 million on the new mining equipment and U.S.$18.8 million on the carbon-in-leach expansion project at Tarkwa, U.S.$17.3 million on new mining fleet at Damang and U.S.$36.4 million on the development of the Waroonga underground complex at Agnew. In fiscal 2010, the major expenditure items included ore reserve development at the South African operations of U.S.$235.1 million, U.S.$212.8 million on the development and equipping of the South Deep mine, U.S.$65.8 million on development at underground mines at St. Ives, U.S.$24 million on the new mining equipment at Tarkwa, U.S.$12 million on additional mining fleet and U.S.$21.1 million on the development of the Waroonga underground complex at Agnew.

For more information regarding Gold Fields’ capital expenditure, see “Information on the Company—Gold Fields’ Mining Operations—KDC Operation—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Beatrix Operation—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—South Deep Operation—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Tarkwa Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Damang Mine—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australia Operations—St. Ives—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Australia Operations—Agnew—Capital Expenditure”, “Information on the Company—Gold Fields’ Mining Operations—Cerro Corona—Capital Expenditure”, “Operating and Financial Review and Prospects—Capital Expenditures” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Processing

Prior to the Spin-off, Gold Fields had 16 gold processing facilities (nine in South Africa, three in Ghana, three in Australia and one in Peru), which treated ore to extract gold and, in the case of Cerro Corona, copper and gold. After the Spin-off, Gold Fields has seven gold processing facilities (one in South Africa, three in Ghana, two in Australia and one in Peru). A typical processing plant circuit includes two phases: comminution and treatment.

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

Treatment

In most of Gold Fields’ metallurgical plants, gold is extracted into a leach solution by leaching with cyanide in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the carbon in leach, or CIL, or carbon in pulp, or CIP, process. The activated carbon is then eluted with the gold recovered by electrowinning.

Gold Fields has one active heap leach operation. In the heap leach process, crushed ore is stacked on impervious leach pads and a cyanide leaching solution is irrigated onto the pile. The solution percolates through the heap and dissolves liberated gold. A system of underdrains removes the gold-containing solution, which is then passed through columns containing activated carbon. The loaded carbon is then eluted and the gold recovered by electrowinning.

As a final recovery step, gold recovered from the carbon using the above processes is smelted to produce gold dore bars. These bars are then transported to the refinery which is responsible for further refining.

At Cerro Corona, gold/copper concentrate is produced using a standard flotation process. The copper concentrate is then shipped to a third-party smelter for further processing.

Productivity and Cost Initiatives

Gold Fields’ undertook a number of productivity and cost projects in order to ensure that focus was only on those projects with substantial value beyond the next five years. The result of the review was the identification of a suite of projects, as noted below:

The BPR program, which commenced in the second half of 2010, focuses on operating costs, the rationalization of on-mine and regional overhead and review of the mine-to-mill process. The BPR program has been implemented across the Group. The BPR program has focused on reviewing the business processes at Gold Fields’ mines, including operational production processes, costs and capital structures. The goals of the plan are to achieve a sustainable gold output at an NCE margin of 20% in the short-term and 25% in the long-term. The project consists of 326 initiatives across Gold Fields’ operations. The second phase of the project, which was incorporated into the 2012 operational plans, sought to achieve cost reductions through revising organizational structures and optimizing business processes, including enhanced supply chain management, reducing employee and non-specialized contractor headcount, and power consumption reduction. During fiscal 2012, the BPR program continued to implement new business blueprints and appropriate organizational structures to support sustainable gold output at the target NCE margins.

The Portfolio Review is a review of the portfolio of operations and projects, which is intended to enable Gold Fields to increase its focus on providing shareholders with increased returns against the price of gold. The goal of the Portfolio Review is to focus on cash flow growth (not just production growth) and rigorous prioritization of capital expenditure and exploration spend based on the expected risk-adjusted return on investment.

Noise and Dust Management System (Formerly Project 4M)—Achievement of the MHSC Milestones, as agreed to on June 15, 2003. This initiative focuses on the MHSC milestones agreed to on June 15, 2003 at a tripartite health and safety summit comprising representatives from the government, organized labor unions and associations, and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10 year period. In order to meet the MHSC’s milestone noise-induced hearing loss, or NIHL, target of reducing the total noise level to not more than 110 dBA, including individual pieces of equipment, a number of action plans, based on the highest potential exposure sources, were implemented and are ongoing. These include, inter alia: the silencing of all auxiliary fans, pneumatic loaders and diamond drills. South Africa also has a legislated personal Occupational Exposure Level, or OEL, of 85 dBA. Both the DMR and the Chamber of Mines accept the use of hearing protection devices while methods of reducing noise are explored. As of December 31, 2012, NIHL exposure above 85 dBA across all operations was 47%. This measurement excludes protection from hearing protection devices. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85 dBA. A project to measure exposure while using hearing protective devices to provide further verification was started in September 2012 and is ongoing. 1.2% of all noise measurements taken were above 110 dBA, with one reading measured at a rock drill machine in a small confined space and five readings being measurements of fans where silencers must be replaced due to corrosion. Silencing of equipment is ongoing, with continued focus on replacing blocked and/or damaged silencers on machines.

Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the silicosis target of reducing all silica dust measurement to below 0.1 mg/m3 a number of action plans, based on the highest potential exposure sources, were implemented. These include, inter alia: building health rooms at the training centers to coach employees on potential exposures and wearing of respiratory personal protection equipment, the installation of tip foggers, tip doors and foot wall treatment, all designed to reduce the liberation of dust into the ventilating air, installing dual stage tip filter units to improve dust filtration, managing the opening and closing of ore transfer chutes to reduce airborne dust, treating footwalls with binding chemicals to prevent dust in intake airways and analyzing individual filters to assist in determining exposure levels. As of December 31, 2012, only 3.5% of silica dust measurements taken were above the target of 0.1 mg/m3. Progress against all interventions is monitored monthly and reviewed quarterly. See “Directors, Senior Management and Employees—Health and Safety—Safety”. The sampling strategies have been updated to ensure compliance to the new Mandatory Airborne Pollutant Code of Practise requirements. Under this new strategy, the number of samples taken at the respective operations are expected to increase significantly to ensure that workplaces are represented separately.

The Heavy Mining Equipment, or HME, Strategy—This is the initiation of a new, medium-term HME Strategy to support Gold Fields’ shift towards owner-mining. The strategy is based on analysis and communication of sector best practice across the Group, as well as through the development of Group-wide guidance and protocols, including around fleet management systems, enhancement of tire life, road maintenance, condition monitoring and planned maintenance. This is with the ultimate aim of optimizing HME utilization and availability and of establishing internal benchmarking of performance, as well as the transferability of skills and equipment across the Group.

The Planning Handbook—Gold Fields developed a Group-wide Planning Handbook to ensure consistency of approach and to mitigate the potential impacts of personnel turnover.

Mine Reconciliation and Ore Flow Accounting is a project initiated in late 2011 to analyze and assess mining process performance across the Group and provide operations with action plans to enhance their performance from the stope to the pouring of gold, including the minimization of dilution. The findings from this project are currently being implemented by a dedicated, multidisciplinary team made up of internal and external experts, who have conducted extensive fieldwork at each of Gold Fields’ operations. Full implementation of this medium-term project has the potential to positively impact the Group NCE margin.

Sponsorship of the Coalition for Eco-Efficient Comminution, or CEEC—The CEEC, of which the Company’s CEO, is a patron, is a cross-sector initiative to improve blasting, crushing and grinding techniques to lower operating costs and carbon emissions. This includes a focus on more efficient separation of waste rock, improved combinations of grinding technologies and the targeting of larger grind sizes where practicable. By establishing comminution baselines at our processing plants and applying CEEC methodologies, Gold Fields is targeting a 5% reduction in power consumption per tonne treated.

Refining and Marketing

South Africa

Gold Fields has appointed Rand Refinery Proprietary Limited, or Rand Refinery, to refine all of Gold Fields’ South African-produced gold. Rand Refinery is a non-listed private company in which Gold Fields and

Sibanye Gold, formerly a wholly owned subsidiary of Gold Fields, jointly held a 34.9% interest prior to the Spin-off. After the Spin-off, Gold Fields holds a 1.8% interest, with the remaining interests held by other South African gold producers, including Sibanye Gold, which holds a 33.1% interest. After the Spin-off, Rand Refinery has continued to refine the gold produced by the South Deep operation.

Prior to the Spin-off, Gold Fields’ treasury department arranged the sale of all the gold production from the South African operations. After the Spin-off, Gold Fields’ treasury department has continued to arrange the sale of all gold production from the South Deep operation. Rand Refinery advises Gold Fields on a daily basis of the amount of gold available for sale. Gold Fields sells the gold at a price benchmarked against the London afternoon fixing price. Two business days after the sale of gold, Gold Fields deposits an amount in U.S. dollars equal to the value of the gold at the London afternoon fixing price into Rand Refinery’s nominated U.S. dollar account. Rand Refinery deducts refining charges payable by Gold Fields relating to such amount of gold and deposits the balance of the proceeds into the nominated U.S. dollar account of Gold Fields.

Ghana

All gold produced by Gold Fields at the Tarkwa and Damang mines in Ghana is refined by Rand Refinery pursuant to a revised two-year fixed contract entered into in February 2012 between Rand Refinery and Gold Fields Ghana and between Rand Refinery and Abosso. Under these agreements, Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Under these agreements, Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of delivery. Rand Refinery receives refining fees for gold received, and a realization fee for gold refined. Each of these agreements continues until either party terminates it upon 90 days’ written notice.

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

Peru

Gold Fields S.A.A., or La Cima, has three contracts for the sale of approximately 75% of concentrate from the Cerro Corona mine, one with a Japanese refiner, one with a South Korean refiner and one with a German refiner. Two of the contracts expire on December 31, 2015, while the third contract expires on December 31, 2014. Under these contracts, La Cima is to sell approximately 25% of the concentrate to each company and to use reasonable efforts to spread the deliveries evenly throughout the year. Risk passes when the concentrate is loaded in the port of Salaverry, Peru or an alternative port chosen by La Cima. Pricing for copper and gold under each of the contracts is based on average LME copper prices and London Bullion Market Association gold prices, respectively. All production in excess of the amounts sold under long term contracts is sold on the spot market.

World Gold Council

Gold Fields supports and participates in the gold marketing activities of the World Gold Council, or WGC, and, during fiscal 2012, Gold Fields contributed to the WGC in support of its activities at a rate of U.S.$2.00 per ounce of gold it produced in South Africa (excluding gold produced from the South Deep Project), Australia and its attributable production from Tarkwa and Damang. This amount is expected to decrease to U.S.$1.00 per ounce in fiscal 2013.

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

Most of these services are provided directly by Gold Fields, either at the operational level or through the regional or corporate structures, although some are provided by third-party contractors or through the Transitional Services Agreement between Sibanye Gold and Gold Fields.

Gold Fields’ Mining Operations

Before the Spin-off, Gold Fields had eight producing mines in South Africa, Ghana, Australia and Peru. After the Spin-off, Gold Fields has six producing mines in these jurisdictions. Gold Fields conducts underground mining operations at each site except Tarkwa, Damang and Cerro Corona and, prior to the Spin-off, conducted some processing of surface rock dump material at KDC, Beatrix and South Deep. After the Spin-off, Gold Fields has continued to process surface rock dump material at South Deep, while continuing underground mining operations at the mine. The processing of surface rock dump material at Agnew was completed in October 2008. Gold Fields conducts open pit mining at Tarkwa, Damang, St. Ives (which also conducts underground mining) and Cerro Corona and also processes material from production stockpiles at Tarkwa, Damang and St. Ives.

Total Operations

The following table details the operating and production results (including gold equivalents) for each of fiscal 2012, 2011, the six-month period ended December 31, 2010 and fiscal 2010 for all operations owned by

Gold Fields during each respective period. The table also provides the operating and production results (including gold equivalents) for fiscal 2012 for all Gold Fields’ operations excluding the Sibanye Gold assets.

	Fiscal 2010	Six-Month Period Ended December 31, 2010	Fiscal 2011	Fiscal 2012	Fiscal 2012 excluding the Sibanye Gold assets
Production
Tonnes (‘000)	56,702	29,008	59,441	56,111	43,926
Recovered grade (g/t)	2.1	2.1	1.9	1.9	1.5
Gold produced (‘000 oz)(1)	3,841	1,983	3,697	3,348	2,124
Results of operations ($ million)
Revenues	4,164.3	2,564.2	5,800.1	5,551.8	3,530.6
Total production costs(2)	3,242.0	1,907.0	3,880.3	4,026.2	2,369.0
Total cash costs(3)	2,572.8	1,494.6	3,084.9	3,221.5	1,890.0
Cash profit(4)	1,591.5	1,069.6	2,715.2	2,330.3	1,640.6
Cost per ounce of gold ($)
Total production costs	844	962	1,050	1,200	1,115
Total cash costs	670	753	835	960	886
Notional cash expenditure per ounce of gold produced ($)(5)	928	1,060	1,153	1,364	1,343

Notes:

(1)	In fiscal 2010, 3.497 million ounces were attributable to Gold Fields, in the six-month period ended December 31, 2010, 1.806 million ounces were attributable to Gold Fields, in fiscal 2011, 3.485 million ounces were attributable to Gold Fields in fiscal 2012, 3.254 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each of those periods.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011 Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012 and fiscal 2011, the six month period ended December 31, 2010 and fiscal 2010, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

Underground Operations

The following table details the operating and production results for Gold Fields’ underground operations for fiscal 2012, 2011, the six month period ended December 31, 2010 and fiscal 2010. The underground operations include all of the mines that were part of the South African operations prior to the Spin-off and the underground portions of the mines in the Australian operations. The table also provides the operating and production results (including gold equivalents) for fiscal 2012 for Gold Fields’ underground operations excluding the Sibanye Gold assets.

	Fiscal 2010	Six-Month Period Ended December 31, 2010	Fiscal 2011	Fiscal 2012	Fiscal 2012 excluding the Sibanye Gold assets
Production
Tonnes (‘000)	11,714	6,219	11,516	10,091	4,335
Recovered grade (g/t)	5.7	5.6	5.4	5.5	4.9
Gold produced (‘000 oz)(1)	2,155	1,114	1,984	1,772	689
Results of operations ($ million)
Revenues	2,338.3	1,432.1	3,150.2	2,939.5	1,149.4
Total production costs	2,074.7	1,270.7	2,779.8	2,742.6	1,123.9
Total cash costs	1,640.0	996.8	2,268.7	2,233.6	902.0
Cash profit(2)	698.3	435.3	881.5	705.9	247.4
Cost per ounce of gold ($)
Total production costs	963	1,132	1,411	1,548	1,631
Total cash costs	761	894	1,144	1,260	1,310

Notes:

(1)	In fiscal 2010, all 2.155 million ounces were attributable to Gold Fields, in the six-month period ended December 31, 2010, 1.078 million ounces were attributable to Gold Fields, in fiscal 2011, 1.984 million ounces were attributable to Gold Fields and in fiscal 2012, 1.772 million ounces were attributable to Gold Fields.
(2)	Cash profit represents revenues less total cash costs.

Tonnes milled from the underground operations decreased from 11.5 million tonnes in fiscal 2011 to 10.1 million tonnes in fiscal 2012. The decrease was mainly due to labor unrest at the Sibanye Gold assets and an underground fire at the Ya Rona mine shaft. The amount of gold produced from underground operations decreased from 1.984 million ounces in fiscal 2011 to 1.772 million ounces in fiscal 2012. This decrease was also primarily a result of the work stoppages at the Sibanye Gold assets caused by the labor unrest at these operations.

Surface Operations

The following table details the operating and production results (including gold equivalents) for Gold Fields’ surface operations for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010. In fiscal 2012, surface operations include all of the mines in the Ghana, Australia and Peru operations, the open pit portions of the mines in the Australian operations and the surface rock dump material at the mines in the South African operation.

	Fiscal 2010	Six-Month Period Ended December 31, 2010	Fiscal 2011	Fiscal 2012	Fiscal 2012 excluding the Sibanye Gold assets
Production
Tonnes (‘000)	44,988	22,789	47,925	46,020	39,591
Recovered grade (g/t)	1.2	1.2	1.1	1.1	1.1
Gold produced (‘000 oz)(1)	1,686	869	1,713	1,576	1,435
Results of operations ($ million)
Revenues	1,826.0	1,132.1	2,649.9	2,612.3	2,381.3
Total production costs	1,167.3	635.9	1,080.5	1,283.6	1,245.0
Total cash costs	932.8	497.8	816.2	987.9	988.0
Cash profit(2)	893.2	634.3	1,833.7	1,624.4	1,393.3
Cost per ounce of gold ($)
Total production costs	692	732	631	810	862
Total cash costs	553	574	476	624	684

Notes:

(1)	In fiscal 2010, 1.342 million ounces were attributable to Gold Fields, in the six month period ended December 31, 2010, 0.692 million ounces were attributable to Gold Fields, in fiscal 2011, 1.502 million ounces were attributable to Gold Fields and in fiscal 2012, 1.465 million ounces were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations during each period.
(2)	Cash profit represents revenues less total cash costs.

Tonnes milled and treated from the surface operations decreased from 47.9 million tonnes in fiscal 2011 to 46.0 million tonnes in fiscal 2012, mainly due to depletion of surface material at South Deep, reduced throughput at Damang due to increased ore hardness and lower throughput of surface rock dump material at the Sibanye Gold assets.

KDC Operation

Introduction

The KDC mine is located in the Gauteng Province of South Africa in the Far West Rand mining district, some 60 kilometers southwest of Johannesburg. It is South Africa’s largest mine by gold production, with KDC West having produced more than 100 million ounces of gold during its 75 year history. KDC is comprised of the Driefontein and Kloof mines, which were consolidated during fiscal 2010 under a single management team as part of the BPR program.

In fiscal 2012, KDC produced 0.935 million ounces of gold. As of December 31, 2012, KDC had approximately 26,200 employees and approximately 4,100 outside contractors. On the Spin-off date, KDC was separated from Gold Fields.

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

The Driefontein operation is located in the West Wits Line that forms part of the Far West Rand of the Witwatersrand Basin. The operation is geologically divided into an eastern section and a western section, separated by a bank anticline and associated faulting. Gold mineralization at the Driefontein operation is contained within three reef horizons. The Carbon Leader, the VCR, and the MVR, occur at depths of between 500 meters and 4,000 meters. Stratigraphically, the Carbon Leader is situated 40 to 70 meters below the VCR and the MVR and is a generally high-grade reef comprising different facies and dips to the south at approximately 25 degrees. The Carbon Leader subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The MVR is a secondary reef, situated approximately 50 meters above the Carbon Leader, and, at present, it is a minor contributor to reserves and production. The average gold grades vary with lithofacies changes in all of the reefs.

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

Mining

KDC was comprised of 13 producing shaft systems that mined different contributions from pillars and open ground and six gold plants of which two process mainly underground ore and four process mainly surface material. The preferred mining method at KDC was breast stoping with closely spaced dip pillar mining, with limited application of scattered and remnant pillar mining in the mature areas. Shafts No. 1 (East), 3 (East), 4 (East) and 7 (East) provided the main centers of current production at the KDC East operation. At older portions of KDC West, including Shafts No. 2 (West), 6 (West) and 8 (West), production focused on remnant pillar extraction and accessing and mining of secondary reef horizons. In the southern, newer portions of the mine, which include Shafts No. 1 (West), 4 (West) (Ya Rona) and 5 (West), the focus was on scattered or closely spaced dip pillar mining. In the far western portion of the mine, at Shafts No. 10 (West) and 6 Tertiary (West), reclamation and cleaning operations were conducted. The shafts at the deepest levels of the mine, consisting of Shaft No. 1 Tertiary (West) and Shaft No. 5 Sub-Vertical (West), employed the closely spaced dip pillar mining method.

Over the last several years, the planned extraction schedule for the Shaft No. 1 (East) pillar, or the Main Shaft Pillar, in the VCR, was reduced in order to decrease seismicity. Alternative scenarios that were being reviewed included not mining the inner section of the pillar in order to protect the Main Shaft infrastructure. Moreover, the profile for Shaft No.7 (East) was significantly reduced and simulations of building up Shaft No. 4 (East) production to replace the declining Shaft No. 7 (East) profile were underway. Shaft No. 8 (East) was predominantly mining the lower-grade MVR with reduced remnant mining on the VCR horizon.

As a result of the electricity stoppages experienced in 2008, and capital allocation decisions, sinking operations at Shaft No. 9 (West) were suspended indefinitely. In the interim, KDC continued with the drilling program in the area below the lowest area currently being mined, targeting the area expected to be accessed by Shaft No. 9 (West). Gold Fields also conducted an optimization study on mining below current infrastructure. This study investigated a viable alternative to the Shaft No. 9 (West) project, such as a phased mini-decline system.

KDC continued to process low-grade surface material in fiscal 2012, for which the biggest risk was a decrease in grade of the remaining dumps. Grade management was undertaken through the screening of material to separate out the smaller fraction sizes of ore, which tend to be of higher grade. This process reduced the tonnage that was available for processing.

Detailed below are the operating and production results at KDC for fiscal 2012, 2011, the six month period ended December 31, 2010 and the operating and production results for Driefontein and Kloof for fiscal 2010.

	Fiscal 2010		Six-Month Period ended December 31, 2010	Fiscal 2011	Fiscal 2012
	Driefontein	Kloof
Production
Tonnes (‘000)	6,084	4,299	5,152	10,831	8,817
Recovered grade (g/t)	3.6	4.1	3.8	3.2	3.3
Gold produced (‘000 oz)	710	567	634	1,100	935
Results of operations ($ million)
Revenues	770.9	613.2	814.4	1,745.5	1,543.4
Total production costs(1)	586.2	554.8	681.6	1,326.3	1,248.8
Total cash costs(2)	490.4	435.5	545.4	1,059.7	1,007.8
Cash profit(3)	280.5	177.7	269.0	685.8	535.6
Cost per ounce of gold ($)
Total production costs	826	979	1,075	1,206	1,336
Total cash costs	691	769	860	963	1,078
Notional cash expenditure per ounce of gold produced ($)(4)	923	1,053	1,149	1,248	1,402

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses” “Operating and Financial Review and Prospects-Results of Operations-Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses” “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash costs.
(4)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010, see “Operating and Financial Review and Prospects— Costs—Notional Cash Expenditure”.

Total tonnes milled decreased from 10.8 million tonnes in fiscal 2011 to 8.8 million tonnes in fiscal 2012 primarily due to a decrease in underground mining volumes caused by unplanned stoppages, which included industrial action and an underground fire at the Ya Rona Shaft. Gold production was 1.1 million ounces in fiscal 2011 compared to 0.9 million ounces in fiscal 2012. The overall recovered grade in fiscal 2012 increased to 3.3 compared to 3.2 in fiscal 2011 due to an 8% higher underground yield partly offset by a lower proportion of underground ore mined and processed.

The KDC operation engaged in both underground and rock dump mining, and was thus subject to all of the mining risks discussed in “Risk Factors”. The primary safety challenges facing the KDC underground operation included falls of ground, seismicity, flammable gas, water intrusion and temperatures. Water intrusion was dealt with through drilling, cementation sealing techniques and an extensive water-pumping network. Also, because rock temperatures tend to increase with depth, KDC required an extensive cooling infrastructure. Gold Fields sought to reduce the impact of seismicity at KDC by using the closely spaced dip pillar mining method. Early detection and increased ventilation of the shafts were used to minimize the risk of incidents caused by flammable gas. Additionally, KDC instituted a number of initiatives to reduce the risks posed by seismicity, including a detailed analysis of previous seismic events, precondition blasting and backfilling, the use of a support system to reduce the impact of seismic ground motion and to monitor seismic risk parameters to allow quicker reactions to changes. Centralized blasting systems were also installed to allow better control of blasting so that most of the mine seismicity was triggered during off-shift periods. Continued reviews of remnant and pillar mining areas were also conducted during fiscal 2012 leading to the stoppage of extraction at numerous higher risk areas across the mine. These stoppages reduced the falls of ground incidents, improving mine safety. As part of the Fall of Ground, or FOG, Strategy, in-stope bolting and netting were introduced and the roll-out started in November 2011. By April 2012, all panels on KDC were on in-stope bolts and netting. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. KDC also had a risk management system in place that guided the mining of the rock dumps to minimize these risks.

In total, during fiscal 2012, there were 10 fatalities at KDC. Of these, one was due to an electrocution, one was due to a fall of ground, two were due to tramming related accidents and one was due to an accident while cleaning a tank. A further accident, in which five employees were fatally injured, resulted from a fire at one of the KDC shafts on June 30, 2012. KDC East reopened on July 3, 2012 and KDC West reopened on July 9, 2012. The fire in the affected shaft was extinguished on August 14, 2012; however, this shaft remained closed subject to a Section 54 order issued by the DMR, and reopened on October 17, 2012, although production did not recommence at that time due to the labor actions described below. Please see “Risk Factors—The Group’s operations in South Africa are subject to environmental and health and safety regulations, which could impose significant costs and burdens and the Group may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws” for more information. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2012 was 8.10 lost time injuries for every million hours worked, as compared to a lost time injury frequency rate of 7.95 for fiscal 2011 and 6.31 for calendar 2010. The fatal injury frequency rates for fiscal 2012, fiscal 2011 and fiscal 2010 were 0.15, 0.17 and 0.13 fatalities for every million hours worked, respectively. From December 31, 2012 to the Spin-off date, no fatalities were recorded. A major source of accidents in the mine remains falls of ground, which make up approximately 34% of all accidents. A 33% improvement has been made in terms of the number of falls of ground related accidents since 2011.

During fiscal 2012, after each major mine incident or accident, KDC received, and complied with, various instructions to halt operations from the Principal Inspector of the Gauteng area of the DMR. See “Directors, Senior Management and Employees—Labor Relations—Health and Safety”. There were 27 formal work stoppages issued at the mine by the DMR during fiscal 2012. These were issued as a result of either fatal or serious accidents, or as a result of deemed inadequate controls implemented for site specific hazards identified during inspections.

Further, KDC, like several other South African gold mining operations, was affected by work stoppages that impacted much of the South African mining industry. Workers at KDC West went on strike from September 9,

2012 until October 18, 2012 and workers at KDC East went on strike from August 29, 2012 to September 5, 2012 and again from October 14, 2012 until October 23, 2012, when 8,100 workers were dismissed for failing to return to work, with 7,600 appealing that dismissal. After an appeal process, the majority of these employees returned to work on November 6, 2012. See “Risk Factors—Risks related to Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws.” The total shaft hoisting capacity of KDC at December 31, 2012 is detailed below.

Shaft System	Hoisting capacity
(tonnes/month)
No. 1 (West)	105,000
No. 2 (West)	165,000
No. 4 (West)(1)	57,000
No. 5 (West)	70,000
No. 6 (West)(2)	66,000
No. 7 (West)(3)	—
No. 8 (West)	66,000
No. 10 (West)(2)	—
No. 1 (East)	150,000
No. 3 (East)(1)	76,500
No. 4 (East)	75,000
No. 7 (East)	136,000
No. 8 (East)	73,000

Notes:

(1)	These shafts did not hoist material to the surface. The hoisting capacity refers to sub-surface hoisting.
(2)	Shafts No. 6 Tertiary (West) and 10 (West) were only operated on a limited scale, with the focus on reclamation and cleaning.
(3)	Shaft No. 7 (West) was only operated on a limited scale, and was used for transporting employees and materials.

Assuming no increase or decrease in the reserve estimates at KDC and no changes to the mine plan, the KDC December 31, 2012 proven and probable reserves of 10.2 million ounces (9.7 million ounces if excluding surface sources) of gold should be sufficient to maintain production through approximately fiscal 2027. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which thus could materially change the life of mine. KDC achieved full compliance certification under the International Cyanide Management Code in October 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2012, for each of the plants at KDC as of December 31, 2012:

Processing Techniques

Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(2)	Average milled for fiscal 2012	Approximate recovery factor for fiscal 2012(5)
				(tonnes/month)
KDC West DP 1	1972	SAG milling	CIP treatment and electrowinning	255,000	157,000	97%
KDC West DP 2	1964	SAG/ball milling	CIP treatment(3)	200,000	148,000	91%
KDC West DP 3	1998	SAG milling	CIP treatment(3)	115,000	90,000	91%
KDC East KP 1	1968	Pebble milling	CIP treatment(4)	170,000	138,000	84%
KDC East KP 2	1989	SAG milling	CIP treatment and electrowinning	162,000	150,000	98%
KDC East Python 1(4)	2011	Crushing	Flotation	71,000	53,000	82%

Notes:

(1)	KDC West DP 1 was substantially upgraded in fiscal 2004, and KDC West DP 2 was substantially upgraded in fiscal 2003. KDC West DP 3 was originally commissioned as a uranium plant and was upgraded to a gold plant in 1998. Therefore, KDC West DP 3 lists the year commissioned as a gold plant.
(2)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(3)	After CIP treatment, electrowinning occurs at KDC West DP 1 or KDC East KP 2.
(4)	KDC East Python 1 commissioned during 2011.
(5)	Percentages are rounded to the nearest whole percent.

In fiscal 2012, the KDC plants collectively extracted approximately 96% of the gold contained in ore delivered for processing.

Capital Expenditure

Gold Fields spent approximately U.S.$296 million on capital expenditures at the KDC operation in fiscal 2012, primarily on metallurgical growth plant, residential upgrades, technical projects, self rescue packs and ore reserve development. Gold Fields spent approximately U.S.$38 million of capital expenditures at KDC prior to the Spin-off date, principally on ore reserve development.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, some 240 kilometers southwest of Johannesburg, near Welkom and Virginia, and comprises the Beatrix mine. Beatrix operates under mining rights covering a total area of approximately 16,800 hectares. Beatrix has four shaft systems, with five ventilation shafts to provide additional up-cast and down-cast ventilation capacity and is serviced by two metallurgical plants. It is a shallow to intermediate-depth mining operation, at depths between 700 meters and 2,200 meters below surface. Beatrix requires cooling infrastructure to maintain an underground working environment conducive to health and safety for workers at depth. The mine therefore has a refrigeration and cooling infrastructure in both its North and West Sections. The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In fiscal 2012, Beatrix produced 0.289 million ounces of gold. As of December 31, 2012, Beatrix had approximately 9,200 employees and approximately 1,100 outside contractors. On the Spin-off date, Beatrix was separated from Gold Fields.

History

Beatrix’s present scope of operations is the result of the consolidation with effect from July 1, 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

The Beatrix gold mine exploits the Beatrix Reef, or BXR, at Shafts No. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs are developed on the Aandenk erosional surface and dip to the north and northeast at between four degrees and nine degrees.

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

Mining

Prior to the Spin-off, Gold Fields managed Beatrix as three operational sections: the North Section (comprising Shaft No. 3), the South Section (comprising Shaft No. 2 and Shaft No. 1) and the West Section (comprising Shaft No. 4). No shafts were closed or opened in fiscal 2012. At the North Section, a variety of activities including drilling were primarily powered by hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high-pressure water system. The benefits of the system included improved cooling underground and machine efficiency, lower noise levels and reduced electrical power usage.

Mining at Beatrix was based upon a scattered mining method with the North Section being the primary source of production. During fiscal 2012, management focused on increasing development volumes at Shafts No. 3 and No. 4 to provide future mining flexibility and ore body definition. However, cessation of activities on some levels, as well as delays associated with water intersections and secondary support upgrading, resulted in a 14% decrease in main development volumes at Beatrix in fiscal 2012, as compared to fiscal 2011. The emphasis on development volumes is planned to continue in fiscal 2013. Overall stoping volumes per month at Beatrix decreased by 15% between fiscal 2011 and fiscal 2012. During fiscal 2012, both the development and stoping volumes decreased year-on-year due to the illegal strike, safety related stoppages, crew moves to manage the mining mix and a lack of mining flexibility. Beatrix investigated options to improve the MCF until the Spin-off date.

The overall mining grade at the North Section rose between fiscal 2011 and fiscal 2012 although gold output was affected by lower volumes.

Based on the higher gold price received and in anticipation of improving gold prices in the longer term, a number of incremental expansion opportunities were being examined at Beatrix. For example, in fiscal 2012, ongoing improvements were made to rail tracks and ventilation, to increase the logistics capacity and support future mining volumes. Beatrix participated in the BPR program to, among other things, reduce energy and utility consumption. Beatrix also participated in a carbon credit program, whereby it would earn carbon emission reduction credits by extracting underground methane. Such methane can also be used to generate electricity.

Detailed below are the operating and production results at Beatrix for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010.

	Fiscal 2010	Six-Month Period ended December 31, 2010	Fiscal 2011	Fiscal 2012
Production
Tonnes (‘000)	3,051	1,965	3,817	3,368
Recovered grade (g/t)	4.0	3.2	2.8	2.7
Gold produced (‘000 oz)	392	202	347	289
Results of operations ($ million)
Revenues	424.6	259.1	555.4	477.8
Total production costs(1)	368.1	215.3	415.7	408.4
Total cash costs(2)	290.3	175.3	335.9	323.7
Cash profit(3)	134.3	83.8	219.5	154.1
Cost per ounce of gold ($)
Total production costs	939	1,066	1,199	1,414
Total cash costs	741	868	969	1,121
Notional cash expenditure per ounce of gold produced ($)(4)	985	1,098	1,221	1,400

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses” “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses” “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2009—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash costs.
(4)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010, see “Operating and Financial Review and Prospects— Costs—Notional Cash Expenditure”.

Total tonnes milled decreased from 3.82 million tonnes to 3.37 million tonnes as the decrease in underground tonnage milled from fiscal 2011 to fiscal 2012. The decrease was primarily due to flexibility constraints at the underground operations and limited availability to mill surface material due to a faulty gear box at one plant. Gold production was lower in fiscal 2012 and the overall recovered grade in fiscal 2012 decreased marginally compared to fiscal 2011 due to a lower proportion of higher underground ore.

Beatrix processed 1.30 million tonnes of low grade material during the year. The increase in total cash costs per ounce of gold and total production costs per ounce of gold between fiscal 2011 and fiscal 2012 resulted primarily from the increase in operating costs and amortization costs and the lower production.

The Beatrix mine engaged in underground and surface mining, and thus was subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risks at Beatrix were falls of ground, tramming accidents, winches, ventilation control and flammable gas explosions. Beatrix does experience seismic events and, while the seismic risk was much lower at Beatrix than it was at KDC, the operation managed these events with a seismic network consisting of several geophones.

During fiscal 2012, the focus of training at Beatrix remained on addressing the predominant causes of incidents, namely falls of ground, tramming and winches/rigging, which were part of a formal remedial action tracking system. Methane hazard awareness training also remained an area of focus.

The mine had an ongoing methane management system which included the declaration by competent ventilation staff of certain locations as hazardous, methane emission rate monitoring and ongoing awareness campaigns as well as the deployment of gas, velocity and fan sensors connected to an electronic telemetry system to act as early warning. These safety systems were monitored on a 24-hour basis from a central control room from which action could be taken in the event of alarm.

Beatrix achieved one million fatality free shifts during fiscal 2012. Although there were 6 fatalities at Beatrix in fiscal 2012, Beatrix experienced no shaft closures for any material length of time due to accidents. Three of these fatalities were tramming related, one fatality was due to a gravity related fall of ground, one fatality was the result of a shaft conveyance incident and one fatality was the result of a drilling accident. On a calendar year basis, the lost time injury frequency rate (See “Defined Terms and Conventions”) for fiscal 2012 was 3.54 lost time injuries for every million hours worked, as compared to 2.95 in fiscal 2011 and 3.31 in calendar 2010. In fiscal 2012, the fatal injury frequency rate was 0.25 fatalities for every million hours worked, while the rate was 0.19 in fiscal 2011 and 0.18 in calendar 2010. From December 31, 2012 until the Spin-off date, there were no fatalities at Beatrix .

In fiscal 2012, Beatrix, like several other South African gold mining operations, was affected by work stoppages that had an impact on much of the South African mining industry. Workers at Beatrix West went on strike on September 21, 2012 and workers at Beatrix North and South went on strike on September 24, 2012. On October 16, 2012, the strike at Beatrix North and South ended. On October 17, 2012, the strike at Beatrix West ended. See “Risk Factors—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws.” and “Directors, Senior Management and Employees— Employees—Labor Relations—South Africa.”

The total shaft hoisting capacities of Beatrix as of December 31, 2012 are detailed below.

Shift System	Hoisting capacity
(tonnes/month)
No. 1	138,000
No. 2	138,000
No. 3	170,000
No. 4	120,000

Assuming no increase or decrease in the reserves estimates at Beatrix and no changes to the life of mine plan, Beatrix’s December 31, 2012 proven and probable reserves of 3.4 million ounces of gold will be sufficient to maintain production through to approximately fiscal 2025. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Beatrix achieved full compliance certification under the International Cyanide Management Code in July 2009 and retained its OHSAS 18001 certification during fiscal 2012.

Processing

The following table sets forth the year of commissioning, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during fiscal 2012, for each of the plants at Beatrix.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2012	Approximate recovery factor for fiscal 2012(2)
				(tonnes/month)
No. 1 Plant	1983	SAG milling	CIL treatment	246,000	174,000	95%
No. 2 Plant	1992	SAG milling	CIP treatment	130,000	106,000	86%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

In fiscal 2012, the Beatrix plants collectively extracted approximately 94.59% of gold contained in ore delivered for processing.

Capital Expenditure

Gold Fields spent approximately U.S.$80 million on capital expenditures at the Beatrix operation in fiscal 2012, primarily on infrastructure upgrade and infrastructure redevelopment. In fiscal 2013, Gold Fields spent approximately U.S.$10 million on capital expenditures at Beatrix prior to the Spin-off date, primarily on ore reserve development.

South Deep Operation

Introduction

South Deep is situated 45 kilometers south-west of Johannesburg, in the Gauteng Province of South Africa. South Deep is a capital project and remains a developing mine where the permanent infrastructure to support expanded production is currently under construction. During calendar 2010, the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep.

South Deep is engaged in underground mining and is comprised of one metallurgical plant and two operating shaft systems, the older South Shaft complex and the newer Twin Shaft complex. The South Shaft complex includes a main shaft and three sub-vertical (SV) shafts, two of which are operational. SV2 is used to hoist rock with SV3 being used to transport personnel and materials. SV1 is on care and maintenance and only the upper half of the shaft is accessible as shaft sidewall failure damaged the lower portion of the shaft prior to acquisition by Gold Fields. The Twin Shaft complex consists of a single-barrel main shaft for hoisting personnel and rock and an adjacent bratticed ventilation shaft, used for both drawing used air and hoisting rock. While this Twin Shaft complex forms the center of production and capital development activities, opening up, equipping and diamond drilling operations are being conducted in the South Shaft area in order to access new mining areas.

The South Shaft complex operates to a depth of 2,650 meters below surface and the Twin Shaft complex operates to a depth of 2,995 meters below surface. South Deep’s workings are at depth and therefore require a significant cooling infrastructure. The South Deep operation has access to the national electricity grid, water, and road infrastructure and is located near regional urban centers where it can obtain needed supplies and services. In fiscal 2012, South Deep produced 0.270 million ounces of gold. As of December 31, 2012, South Deep employed approximately 3,500 employees and approximately 4,750 contractors.

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

The stratigraphic units at South Deep generally dip southward at approximately 12 to 15 degrees and the gold-bearing reefs occur at depths of 1,500 meters to 3,500 meters below surface.

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

Mining

At South Deep the main target reef horizon is the Upper Elsburg Massives zone. South Deep uses trackless mechanized mining methods comprising an array of techniques and mobile machines to achieve the most efficient extraction system for any given area in the ore body. In order to effectively mine the target reefs through massive mining methods it is necessary to de-stress the main target reef horizons by mining a horizontal slice through the ore body at intervals. Significant progress was made in fiscal 2012 with a 75% improvement in square meters and 18 destress attack points established compared to nine in fiscal 2011. Once an area has been de-stressed, the Elsburg Massives can then be mined through a combination of long hole stoping, drift-and-fill and drift-and-benching mining methods. Long hole stoping techniques at South Deep are being refined to ensure optimal extraction of the ore body. This method contributed 14% of total tonnage in 2012 (24% in 2011). With these optimized methods, long hole stoping is planned to contribute 29% of total reef tons broken for 2013. Further optimization projects on long hole stoping will continue through 2013. As a result, long hole stoping will be a major component of production going forward.

As a developing mine, South Deep is being prepared to ramp up production to 330,000 tonnes per month by 2016. During fiscal 2012, reef production at South Deep stabilized at approximately 120,000 tonnes per month. Simultaneously, the development of the infrastructure necessary for the New Mine area continues at a steady pace and is expected to be in a position to support the production build-up.

During fiscal 2012, South Deep’s capital project infrastructure build-up remained on track with the requisite new infrastructure in place to meet the plan. By October 2012, the headgear changeover in the ventilation shaft, the surface conveyors and the underground rock handling facilities were completed and operational. A new full plant tailings, or FPT, backfill plant was commissioned and the permanent shaft ore storage silos are on track to be commissioned at the end of 2013.

The construction phase of the metallurgical plant expansion, intended to increase capacity from 220,000 tonnes per month to 330,000 tonnes per month, was completed in October 2012. The commissioning of the second ball mill, additional free gold recovery circuit, the recycle crusher circuit, and the thickener, elution and smelthouse sections were completed in December 2012. A new control system is in progress for the kiln and a new fifth sludge reactor is being installed to allow for additional electrowinning capacity. Additional production capacity is expected to be added by the end of 2015.

	Fiscal 2010	Six-Month Period ended December 31, 2010	Fiscal 2011	Fiscal 2012
Production
Tonnes (‘000)	1,681	1,101	2,440	2,106
Recovered grade (g/t)	4.9	4.1	3.5	4.0
Gold produced (‘000 oz)	265	146	273	270
Results of operations ($ million)
Revenues	288.7	188.2	427.5	450.8
Total production costs(1)	279.5	177.3	375.7	410.3
Total cash costs(2)	216.1	137.5	293.0	322.9
Cash profit(3)	72.6	50.7	134.5	127.9
Cost per ounce of gold ($)
Total production costs	1,056	1,213	1,376	1,517
Total cash costs	816	940	1,073	1,194
Notional cash expenditure per ounce of gold produced ($)(4)	1,640	1,914	2,092	2,371

Notes:

(1)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(2)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash costs.
(4)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010, see “Operating and Financial Review and Prospects— Costs—Notional Cash Expenditure”.

Total tonnes milled and gold production decreased from 2.4 million and 0.273 million ounces in fiscal 2011 to 2.1 million and 0.270 million ounces in fiscal 2012, respectively. The decrease in tonnage and gold production was due primarily to a reduction in surface material treated, partially offset by an increase in underground production.

South Deep’s power usage is increasing as it builds up production and prepares for the development of long-term infrastructure. Eskom has supplied the additional power requirements for the build up and has installed additional transformers and new transmission lines. The national energy regulator has concluded a five-year pricing agreement and electricity costs are set to rise at an average of 8% per annum, 9.6% for industrial users, the latter of which will apply to Gold Fields. In order to mitigate the cost impact, numerous power saving projects have been initiated to reduce power consumption by 5% in fiscal 2013. See “Risk Factors—Power cost increases may adversely affect Gold Fields’ results of operations”.

South Deep is engaged in underground mining and is thus subject to all of the underground mining risks discussed in “Risk Factors”. The primary safety issues facing South Deep underground operations include seismicity (including seismically induced falls of ground), falls of ground due to gravity and the risk of pedestrians being struck by mobile equipment. To prevent falls of ground accidents, South Deep has implemented a mesh and bolt ground reinforcement support system which is intended to reduce the incidence of falls of ground.

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

There were no fatalities at the South Deep operation in fiscal 2012. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2012 was 1.95 injuries for every million man hours worked, as compared to 1.67 in fiscal 2011 and 2.87 in calendar 2010. The fatal injury frequency rate in fiscal 2012 was 0.00 for every million man hours worked compared to 0.04 in fiscal 2011 and 0.07 in calendar year 2010. Since December 31, 2012, there has been one fatality. South Deep conducts regular audits on its safety systems and performance in order to highlight areas of risk. The mine has formulated and implemented a comprehensive health and safety strategy.

There was one work-related work stoppage at South Deep in fiscal 2012. Since December 31, 2012, there have been no work stoppages.

Both the ISO 14001:2004 Environmental Management System and the OHSAS 18001 certifications were successfully maintained in fiscal 2012. South Deep’s certification under the International Cyanide Management Code which it received in December 2008 was reviewed in October 2011. In December 2011, South Deep received its water use license.

The total shaft hoisting capacities of South Deep are detailed below.

Shaft System	Hoisting capacity
(tonnes/month)
Twins Main Shaft	175,000
Twins Ventilation Shaft(1)	195,000

South Sub-Vertical 2 Shaft(2)	60,000
South Main Shaft(3)	60,000

Notes:

(1)	The Ventilation Shaft at the Twin Shaft Complex was commissioned for hoisting in October 2012. An electrical upgrade to the thyristors will be completed by April 2013, and once this upgrade is completed, the rock winder will be able to hoist the full planned production build-up. The total hoisting capacity of the Twins Shaft Complex, once the Ventilation Shaft upgrade will be complete, is 370,000 tonnes per month.

(2)	This sub-vertical shaft is currently being refurbished. It has a capacity of 60,000 tonnes per month for sub-surface hoisting during the repair process. Rock from SV2 is hoisted to the surface via the South Main Shaft. Therefore, the South Shaft complex has a current combined hoisting capacity of 60,000 tonnes per month.
(3)	This shaft is currently being refurbished and has a capacity of 60,000 tonnes per month during the repair process.

Assuming that Gold Fields does not materially increase or decrease reserves estimates at South Deep and that there are no significant changes to the life of mine plan, South Deep’s December 31, 2012 proven and probable managed reserves of 39.1 million ounces (approximately 36.0 million ounces of which are attributable to Gold Fields, with the rest attributable to non-controlling shareholders) will be sufficient to maintain production through to approximately fiscal 2093. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Processing

All processing at South Deep is carried out at a single gold extraction plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2012 for the plant.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2012	Approximate recovery factor for fiscal 2012(2)(3)
	(tonnes/month)
Twin Shaft Plant	2002	Primary SAG and Secondary Ball milling	Leach, CIP with elution and electrowinning	220,000	175,473	96.5%

Notes:

(1)	Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in a level of throughput over and above the designed nameplate capacity. In fiscal 2012 the plant capacity was upgraded from 220,000 tonnes per month to 330,000 tonnes per month.
(2)	Excludes Kloof low grade surface material.

During fiscal 2012, the South Deep plant treated an average of 0.175 million tonnes per month (excluding Kloof mine toll treatment) consisting only of reef and waste from underground. No surface material from South Deep was treated in 2012. In fiscal 2012, the plant capacity was upgraded from 220,000 tonnes per month to 330,000 tonnes per month.

The full plant backfill tailings plant was commissioned in 2012 and will be able to recover up to 78% by mass of the annual tonnes milled to be returned underground as backfill.

The New Tailings Storage Facility at Doornpoort has been operational for a year and is in the process of being handed over to the operational staff.

Capital Expenditure

Gold Fields spent approximately U.S.$315 million on capital expenditures at the South Deep operation in fiscal 2012, primarily on development, the ventilation shaft deepening and infrastructure, the metallurgical plant expansion, trackless equipment and the full plant tailings backfill facility. Gold Fields expects to spend approximately U.S.$227 million on capital expenditures at South Deep in fiscal 2013, primarily on development, infrastructure and trackless equipment.

Ghana Operations

The Ghana operations are comprised of the Tarkwa and Damang gold mines. Gold Fields Ghana, which holds the interest in the Tarkwa mine, was owned 71.1% by Gold Fields, 18.9% by IAMGold and 10.0% by the government of Ghana. Abosso, which owns the interest in the Damang mine, was owned 71.1% by Gold Fields, 18.9% by IAMGold and 10% by the Ghanaian government, mirroring the shareholding structure of Gold Fields Ghana. On June 22, 2011, Gold Fields acquired the indirect 18.9% minority stake from IAMGold in the Tarkwa and Damang gold mines in Ghana, for a cash consideration of U.S.$667 million, increasing Gold Fields’ interest in each of the Tarkwa and Damang gold mines from 71.1% to 90.0%, the remaining 10.0% interest being held by the Government of Ghana.

Tarkwa Mine

Introduction

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000, together with a heap leach facility, referred to as the North Plant Heap Leach Facility (treatment at the South Heap Leach facility having been stopped in December 2012). Gold Fields added a SAG mill and CIL plant and a High Pressure Grinding Roll Facility.

The Tarkwa mine operates under mining leases with a total area of approximately 20,800 hectares, the entirety of which are surface operations. The Tarkwa mine has access to the national electricity grid, water, road and railway infrastructure, although rail service has been non-operational for many years. Most supplies are trucked in from either the nearest seaport, which is approximately 90 kilometers away by road in Takoradi, or from Tema, near Accra, which is approximately 300 kilometers away by road. In fiscal 2012, Tarkwa produced 0.719 million ounces of gold, of which 0.647 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana. As of December 31, 2012, Tarkwa had approximately 2,800 employees and approximately 1,700 outside contractors.

History

Investment in large-scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa, or GFSA, took over an area previously operated by the State Gold Mining Corporation, or SGMC. SGMC had, in turn, acquired the property from private companies owned by European investors. Mining operations commenced in 1997 following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people).

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

Tarkwa faces the same challenges as other open pit and heap leaching mining operations. The operational challenges during the year consisted of increased haul distances and pit depths, greater than expected climatic delays due to heavy rainfall and upgrading infrastructure. Harder ores are expected at Tarkwa, which could reduce throughput and recovery at the north heap leach plant. As yet, throughput has not been affected, but heap leach recoveries declined from 67% in fiscal 2011 to 60.8% in fiscal 2012 as a result of the increase in competent ore, which is less amenable to heap leaching. A secondary crushing circuit in the CIL plant was put into production in March 2012, to counteract the impact of the harder ore on the current CIL throughput rate. On July 16, 2012, the operation of all heap leach facilities at Tarkwa was suspended after Gold Fields Ghana received a directive from the Ghanaian EPA and the Ministry of Environment, Science and Technology to stop discharging water from these facilities and treat all discharges through a water treatment plant to reduce conductivity levels to the prescribed levels. In accordance with environmental best practice and in compliance with the Ghanaian EPA directive Gold Fields has commissioned the construction of two water treatment plants at its North and South Heap Leach facilities. On August 9, 2012, Gold Fields received permission from the Ghanaian EPA to reopen the Heap Leach facilities while the water treatment plants were being built. The North Heap Leach water treatment plant was operational on January 1, 2013, with increased capacity expected by the third quarter of 2013. The South Heap Leach water treatment plant was expected to come into operation in January 2013 but, due to planning delays, is now expected to come into operation during the second quarter of 2013. Tarkwa lost about 0.015 million ounces of gold production during the closure. See “Risk Factors—Gold Fields’ operations are subject to water use licenses, which could impose significant costs and burdens.”

Detailed below are the operating and production results at Tarkwa for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010 .

	Fiscal 2010	Six-Month Period ended December 31, 2010	Fiscal 2011	Fiscal 2012
Production
Tonnes (‘000)	22,716	11,496	23,138	22,910
Recovered grade (g/t)	1.0	1.0	1.0	1.0
Gold produced (‘000 oz)(1)	721	362	717	719
Results of operations ($ million)
Revenues	790.1	468.1	1,122.9	1,198.9
Total production costs(2)	536.8	280.0	539.2	706.8
Total cash costs(3)	470.0	251.9	479.2	602.6
Cash profit(4)	320.1	215.2	643.7	596.3
Cost per ounce of gold ($)
Total production costs	745	773	752	983
Total cash costs	652	696	668	838
Notional cash expenditure per ounce of gold produced ($)(5)	743	892	913	1,050

Notes:

(1)	In fiscal 2010, the six month period ended December 31, 2010, fiscal 2011 and fiscal 2012, 0.513 million ounces, 0.257 million ounces, 0.576 million ounces and 0.647 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years ended 31 December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years ended 31 December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010, see “Operating and Financial Review and Prospects— Costs—Notional Cash Expenditure”.

In fiscal 2012, overall ore tonnage mined was 21.9 million tonnes compared with 29.1 million tonnes for fiscal 2011. Total waste mined increased by 22.7 million tonnes, from 95.3 million tonnes to 116.3 million tonnes, compared with fiscal 2011. Compared to fiscal 2011 levels, gold production at Tarkwa decreased slightly in fiscal 2012 because of declining heap leach recoveries and primarily slightly lower grades. Total cash costs per ounce of gold increased by approximately 21% during fiscal 2012, primarily due to increased annual wages, power and fuel, increased tonnes mined, reduced inventory credit and reduced gold production.

Both Gold Fields Ghana and Abosso have concluded tariff negotiations for 2012 and 2013 with their respective power suppliers (the VRA supplies power to Gold Fields Ghana and the ECG provides power to Abosso and the South Heap Leach facility at Gold Fields Ghana), representing a 19% increase on VRA and 15% increase on ECG respectively from fiscal 2011 to fiscal 2013. The 2013 tariffs will remain unchanged from the 2012 tariffs. The VRA has provided a revised “Power Sales and Purchase Agreement between VRA and Gold Fields Ghana” which is expected to be concluded by June 2013. Gold Fields Ghana has concluded a Transmission Service Agreement with GridCo. Until gas supply to the generating units in Ghana is assured, energy prices will correlate with the crude oil price. The DMC are currently in discussions with the VRA regarding a new tariff model from 2014. See “Risk Factors—Power cost increases may adversely affect Gold Fields results of operations”.

Assuming that Gold Fields does not increase or decrease ore reserves estimates at Tarkwa and that there are no changes to the current mine plan at Tarkwa, Tarkwa’s December 31, 2012 proven and probable reserves of 10.1 million ounces (9.1 million of which are attributable to Gold Fields, with the remainder attributable to the Ghanaian government) will be sufficient to maintain production through approximately fiscal 2036 which includes re-treatment of the South Heap Leach at the end of the life of mine. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Tarkwa mine is engaged in open pit mining and is thus subject to all the risks associated with open pit mining discussed in “Risk Factors”. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occur. Tarkwa had no fatalities in fiscal 2012. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2012, fiscal 2011 and calendar 2010 was 0.15, 0.21, and 0.43 lost time injuries for every million hours worked, respectively. The fatal injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2012 was 0.00 fatal injuries for every million hours worked, while for fiscal 2011 and calendar 2010 it was 0.05 and 0.06 fatal injuries for every million hours worked, respectively. Since December 31, 2012, there have been no fatalities at Tarkwa. Tarkwa mine received OHSAS 18001 recertification during the year and maintained its ISO 14001 certification. Tarkwa achieved full compliance certification under the International Cyanide Management Code in June 2008 and was successfully recertified in fiscal 2012.

There were no labor stoppages in fiscal 2012. However, on April 3, 2013, workers at Tarkwa went on strike leading to a halt in production. On April 8, 2013, in order to end the strike, management and the GMWU agreed to a settlement regarding the process for resolving certain issues raised by union petitions. However, the employees at these operations engaged in a further “go slow” action related to these issues between April 26, 2013 and May 2, 2013, which ended after further discussions between management and the GMWU.

Gold Fields is committed to sustainable development and acquiring and maintaining a “social license to operate” in each of the regions in which it operates. As part of this commitment, the Gold Fields Ghana Foundation supports a wide range of projects in the fields of social and economic development, infrastructure, agriculture, education and health.

Processing

Tarkwa’s ore can be processed using either conventional heap leach techniques with acceptable recoveries or SAG milling with a CIL plant. The operation incorporates two separate heap leach circuits, the North Plant and the South Plant. The construction of a secondary crushing step on the CIL plant was commissioned in March 2012 to ensure current throughput rates are maintained. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during the fiscal year ended December 31, 2012, for each of the plants at Tarkwa.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2012(4)	Approximate recovery factor for fiscal 2012(2)
				(tonnes/month)
CIL Plant	2004	SAG milling (with ball mill)(3)	CIL treatment	1,025,000	967,000	97.3%
North Plant Heap Leach Facility	1997	Multiple-stage crushing and screening process and agglomeration	Heap leach with ADR treatment	770,000	662,000	60.8%
High Pressure Grinding Ratio Facility	2010	High Pressure Grinding Roll Milling	Heap leach with ADR treatment	275,000	281,000	61.8%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.
(3)	The ball mill was added in December 2008.
(4)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of about 64% of contained gold, equivalent to full recovery of all recoverable gold during the life of mine.

The SAG Mill and CIL plant operated 3.7% below nameplate capacity during fiscal 2012. The amount of tonnage treated at the heap leach facilities decreased from 11.7 million tonnes in fiscal 2011 to 11.3 million tonnes in fiscal 2012. The CIL plant processed 12.05 million tonnes in fiscal 2012, as compared to 11.43 million tonnes in fiscal 2011. The High Pressure Grinding Rolls Facility processed 3.37 million tonnes in fiscal 2012.

The South Heap Leach facility treated low and marginal grade ore stockpiles. The South Heap Leach operated until December 2012 when a decision was taken to stop stacking ore on the heap leach as a result of the stockpiles in the close proximity being depleted.

Capital Expenditure

Gold Fields spent approximately U.S.$142 million on capital expenditures at the Tarkwa operation in fiscal 2012 (excluding U.S$118 million spent on capital waste mining, which is expensed), principally for the pre-stripping, water treatment plant facilities and additional mining fleet. Gold Fields has budgeted approximately U.S$134 million for capital expenditures at Tarkwa for fiscal 2013 (excluding U.S$130 million to be spent on capital waste mining), principally for primary and ancillary mining fleet, water treatment facilities and tailing storage facility projects.

Damang Mine

Introduction

The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 330 kilometers by road west of Accra and approximately 30 kilometers by road northeast of the Tarkwa mine. The mine exploits hydrothermal in addition to Witwatersrand-style palaeoplacer gold. The Damang mine consists of an open pit operation with a SAG mill and CIL processing plant. Damang operates under a mining lease with a total area of approximately 8,100 hectares. The Damang mine has access to the national electricity grid and water and road infrastructure. Most supplies are brought in by road from the nearest seaport, Takoradi, which is approximately 135 kilometers away, or from Accra, which is approximately 360 kilometers away by road. In fiscal 2012, the Damang mine produced 0.166 million ounces of gold, of which 0.149 million ounces was attributable to Gold Fields. As of December 31, 2012, Damang had approximately 1,100 employees and approximately 800 outside contractors.

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

Mining

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The primary operational challenges include improved grade control drilling and dilution controls given that the mine has a number of different ore sources (being DPCB, Huni, Juno and the remnants of the original Damang Pit Cutback, or DPCB), and maintaining adequate and timely supply of appropriate plant feed blend (i.e., where possible a blend of fresh and oxide materials). There were no material operational stoppages to the mining operations during fiscal 2012. During fiscal 2012, the DPCB pit remained the high-grade fresh ore feed source to the plant.

Currently, the main oxide feed sources to the plant is the Huni pit. During 2012, it was observed that the ore mineralization continue to dip east perpendicular to the pit, which trends from north to south, going through the east wall and the Eastern Tailings Storage Facility, or ETSF, and a possible cutback to the DPCB is being investigated. A project team is working on the economic viability of the Damang Pit Cutback 2 Project.

Accelerated waste stripping of the Huni pit during fiscal 2012 took place to create mining flexibility. After a study which indicated a substantial cost saving, Damang moved from the outsourced contract with African Mining Services, or AMS, to owner mining from March 2011. The introduction of owner mining, combined with the addition of a fourth shift at the mine, has resulted in a substantial decrease in mining costs per tonne. Since the conversion of owner mining in the first quarter of fiscal 2011, Damang has recouped U.S.$53 million of the one-off cost of U.S.$55 million through the reduction in the running cost rate. The contractor cost of U.S.$4.35 per tonne in fiscal 2011 was reduced to U.S.$3.45 per tonne in fiscal 2012 before accounting for the cost of inflation. In fiscal 2012, a contractor, Engineers & Planners Company Limited, performed the ore haulage contract work at Damang, using 30-tonne trucks to haul the material from the various satellite pits to the RoM pad, which is the ore stockpile dump close to the crushing plant.

Detailed below are the operating and production results at Damang for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010.

	Fiscal 2010	Six-Month Period ended December 31, 2010	Fiscal 2011	Fiscal 2012
Production
Tonnes (‘000)	5,028	2,491	4,942	4,416
Recovered grade (g/t)	1.3	1.5	1.4	1.2
Gold produced (‘000 oz)(1)	207	117	218	166
Results of operations ($ million)
Revenues	226.9	152.1	340.8	277.8
Total production costs(2)	137.0	88.3	203.0	238.0
Total cash costs(3)	128.7	74.6	186.1	216.2
Cash profit(4)	98.2	77.5	154.7	61.6
Cost per ounce of gold ($)
Total production costs	661	755	932	1,430
Total cash costs	621	638	855	1,299
Notional cash expenditure per ounce of gold produced ($)(5)	738	1,111	1,056	1,628

Notes:

(1)	In fiscal 2010, the six month period ended December 31, 2010, fiscal 2011 and 2012, 0.147 million ounces, 0.083 million ounces, 0.175 million ounces and 0.149 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in Abosso.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended 31 December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended 31 December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.

(4)	Cash profit represents revenues less total cash costs.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010, see “Operating and Financial Review and Prospects— Costs—Notional Cash Expenditure”.

Total tonnes milled decreased from 4.9 million in fiscal 2011 to 4.4 million in fiscal 2012 primarily due to the reconfiguration of the processing plant. Gold production decreased from 0.218 million ounces in fiscal 2011 to 0.166 million ounces in fiscal 2012 primarily as a result of lower head grades resulting from continuing safety concerns while mining the southern inter-face between Juno and Damang pit cutback. In addition, blending constraints between hard and soft ore resulted in deteriorating grind and lower recovery efficiencies. To re-establish control of the grind size and recovery efficiencies, the milling rates in the process plant have been re-set to lower volumes. As the plant is ageing, preventative maintenance has been increased to provide sustainable processing capacity, particularly given the increase in ore reserves and resources and extended mine life. Total production and cash cost increased from U.S.$932 and U.S.$855 per ounce in fiscal 2011 to U.S.$1,430 and U.S.$1,299 per ounce respectively in fiscal 2012 as a result of lower gold production.

Damang obtains its electricity indirectly from the VRA, which generates the electricity. The electricity is distributed by the ECG, which is a distributor for GridCo, the electricity transmission utility. Damang has concluded tariff negotiations for 2012 and 2013, representing a 15% increase on ECG from fiscal 2011 to fiscal 2013. The 2013 tariffs will remain the same as the 2012 tariffs. See “—Ghana Operations—Tarkwa Mine—Mining” and “Risk Factors—Power cost increases may adversely affect Gold Fields’ results of operations”. Damang has a back-up power generation facility that is owned and controlled by the mine. This is only used during power outages or reduced grid supply capacity from the ECG.

Assuming that Gold Fields does not increase or decrease reserves estimates at Damang and that there are no changes to the current mine plan, Damang’s December 31, 2012 proven and probable reserves of 4.1 million ounces (approximately 3.7 million of which are attributable to Gold Fields, with the remainder attributable to the Ghanaian government) will be sufficient to maintain production through approximately fiscal 2024 (as per new Life of Mine). However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are many factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Damang mine comprises open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. The safety management system of the mine is OHSAS 18001 certified. The Damang mine has not had a fatal injury since its acquisition by Gold Fields in 2002, including to date. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) at Damang for fiscal 2012, fiscal 2011 and calendar 2010 was 0.36, 0.19 and 0.64 lost time injuries for every million hours worked, respectively.

The environmental management system at the mine is certified to the ISO 14001 standard. Damang achieved full compliance certification under the International Cyanide Management Code in May 2008 and was successfully recertified in fiscal 2012.

There were no strikes or material work stoppages at Damang in fiscal 2012. However, on April 3, 2013, workers at Damang went on strike leading to a halt in production. On April 8, 2013, in order to end the strike, management and the GMWU agreed to a settlement regarding the process for resolving certain issues raised by union petitions. However, the employees at these operations engaged in a further “go slow” action related to these issues between April 26, 2013 and May 2, 2013, which ended after further discussions between management and the GMWU.

Processing

All ore at Damang is processed through a single facility. The following table sets forth the year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during fiscal 2012 for the plant.

Processing Techniques

Plant	Year commissioned		Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2012	Approximate recovery factor for fiscal 2012(2)
					(tonnes/month)
Processing Plant	1997	(3)	Primary and two-stage secondary crushing with SAG and ball milling	CIL treatment	400,000	368,000	90%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.
(3)	The secondary crusher was commissioned in 2010.

The ball mill is currently the constraint of the plant and therefore affects throughput. Optimization of the Damang mill involves changing the design of the SAG mill liners and pebble ports, upgrading the mill discharge pumps, installing a pre-leach thickener and internal leach reactor, maintaining two gravity concentrators and constructing an eighth CIL tank. Mining operations continue to focus on maintaining an appropriate plant feed blend.

A second raise of the East Tailings storage capacity was completed in June 2012. This increased capacity to 8 million tonnes, which will sustain production until mid-2014. Early works related to the construction of a new Far East Tailings Storage Facility, or FETSF, is currently underway.

Capital Expenditure

Gold Fields spent approximately U.S.$51 million on capital expenditures at the Damang operation in fiscal 2012 (excluding U.S.$63 million spent on capital waste mining), principally for mining fleet and process plant optimization projects. Gold Fields has budgeted approximately U.S.$56 million for capital expenditures at Damang for fiscal 2013 (excluding U.S.$21 million to be spent on capital waste mining), principally for process plant circuit optimization projects and tailings storage facility projects.

Australia Operations

When Gold Fields acquired the St. Ives and Agnew gold mining operations from WMC Resources Limited, or WMC, on November 30, 2001, part of the purchase consideration included Gold Fields agreeing to pay a royalty to WMC (a right sold to Morgan Stanley in 2002). Separate, but similar, royalties were payable to the state for gold produced from the St. Ives and Agnew operations.

On June 26, 2002, WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million. On August 26, 2009 (during fiscal 2010), Gold Fields executed an agreement with Morgan Stanley pursuant to which the royalty payment by St. Ives to certain subsidiaries of Morgan Stanley was terminated for a consideration of A$308 million ($267.1 million).

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 97,700 hectares. St. Ives is both a surface and underground operation, with a number of open pits, four operating underground mines, a metallurgical CIP plant and a heap leach facility. The St. Ives operation obtains electricity pursuant to a contract with a major mining company that expires in January 2014 and has access to water, rail, air and road infrastructure. Needed supplies are trucked in locally from both Perth and Kalgoorlie. In fiscal 2012, St. Ives produced 0.45 million ounces of gold. St. Ives had a workforce of approximately 650 employees and approximately 350 outside contractors as of December 31, 2012.

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

Mining

Gold production takes place over an extensive area at St. Ives, although it is mainly concentrated in a 55 kilometer corridor extending south-southeast from Kambalda across Lake Lefroy. St. Ives sources production from a variety of underground and surface operations. The site has a mill that treats primary ore and a heap leach facility which treated low- and marginal-grade ore. The major production sources for fiscal 2012 were:

Argo Complex. Stoping activities at the Argo mine commenced in November 2003. Production at the Argo underground mine declined in fiscal 2012. The Argo mine is expected to close in the final quarter of fiscal 2013 based on the December 31, 2012 reserves.

Cave Rocks Underground Mines. Cave Rocks is located approximately six kilometers to the west of the Kambalda West township. The underground mine utilizes primarily open stoping methods without backfill to extract ore. Cave Rocks was scheduled to close in December 2012; however, an intensive delineation and exploration program has extended the life of mine through to the end of 2015. Production was limited during the first three quarters of fiscal 2012 with extensive mine development required to access the new ore zones.

Leviathan Open Pit. The Leviathan open pit is based on the expansion of a pre-existing open pit located approximately two kilometers southeast of the Lefroy processing plant. The mine utilizes conventional truck and shovel mining practices. Mining occurs through areas previously exploited by underground mining methods, requiring special care when passing through these mined areas. Procedures based on industry best practice in the mining district have been implemented to manage the risks associated with these zones. Production continued at Leviathan throughout fiscal 2011 and was completed in November 2012.

Athena and Hamlet Underground Mines. The Athena mine reached commercial levels of production in July 2011. The construction of the decline from Athena to the new Hamlet mine commenced in December 2010. The first ore extraction from Hamlet occurred in November 2011 and Hamlet reached commercial levels of production in the first quarter of fiscal 2013. Based on reserves at December 31, 2012, Athena has a life of mine of four years and Hamlet has a life of six years with prospects of extensions to those lives.

Other Open Pits. At any one time St. Ives will also operate a series of smaller open pits. During fiscal 2012, open pit production from Leviathan was supplemented by ore from the Agamemnon, Bellerophon, Britannia, Diana and Formidable open pits as well as stockpiled ore from pits operated in previous years.

St. Ives’s ongoing exploration program in fiscal 2012 has led to an improved understanding of the underlying geological mineralization of all mines, enabling consolidation of mine geology and a number of key project areas going forward. At all mines and in particular Cave Rocks, extensional drilling continued in order to replace and extend the existing ore bodies. Continued early-stage exploration and follow-up of prospective targets with first-pass exploratory drilling was also completed in a number of areas. The new mine developments of the Hamlet underground and the Formidable and Britannia open pits have allowed production to continue at similar levels in fiscal 2012.

In July 2011, St. Ives transitioned to owner mining at Cave Rocks and Argo with the assistance of Carlowen Proprietary Ltd, which trades as GBF Underground Mining, or GBF, who continue to undertake underground development work on access tunnels under a fixed and variable contract expiring in July 2013.

Gold Fields had a separate two-year contract for the capital development of the new Athena underground mine (and subsequently Hamlet) with Byrnecut Mining Propriety Limited, or Byrnecut, which extended to January 2013. This contract was retendered and is in the process of being renewed on revised terms and conditions.

Leighton Contractors Proprietary Limited, or Leighton, performed all of the surface mining at St. Ives under an alliance agreement until June 30, 2012. From July 1, 2012, Gold Fields commenced owner mining on a transitional basis as mining fleet became available with Leighton continuing to provide open pit mining services on a limited basis until November 2012 when the site moved fully to owner mining in the open pits.

Detailed below are the operating and production results at St. Ives for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010.

	Fiscal 2010	Six-Month Period Ended December 31, 2010	Fiscal 2011	Fiscal 2012
Production
Tonnes (‘000)	6,819	3,284	6,745	7,038
Recovered grade (g/t)	1.9	2.3	2.1	2.0
Gold produced (‘000 oz)(1)	421	243	465	450
Results of operations ($ million)
Revenues	460.6	313.4	734.2	752.2
Total production costs(2)	451.9	274.1	577.7	575.5
Total cash costs(3)	318.0	173.9	409.9	424.1
Cash profit(4)	142.6	139.5	324.3	328.1
Cost per ounce of gold ($)
Total production costs	1,073	1,128	1,244	1,280
Total cash costs	755	716	882	943
Notional cash expenditure per ounce of gold produced ($)(5)	1,023	918	1,192	1,554

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2012—Costs and Expenses, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2012—Costs and Expenses, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010, see “Operating and Financial Review and Prospects— Costs—Notional Cash Expenditure”.

From fiscal 2011 to fiscal 2012, ore processed at St. Ives increased from 6.745 million tonnes to 7.038 million tonnes, respectively due to improved throughput at the heap leach operations. Gold production decreased marginally to 0.450 million ounces in fiscal 2012 compared to 0.465 million ounces achieved during fiscal 2011 due to lower grade open-pit ore mined. Cash costs increased 3% from U.S.$410 million in fiscal 2011 to U.S.$424 million in fiscal 2012 due to normal inflationary increases and an increase in the A$/U.S.$ exchange rate.

Assuming that Gold Fields does not increase or decrease reserves estimates at St. Ives and that there are no changes to the current mine plan, St. Ives’ December 31, 2012 proven and probable reserves of 2.2 million ounces will be sufficient to maintain production through approximately fiscal 2018. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. Seismicity is the primary underground safety risk with mining increasingly occurring at depths below 500 meters. The risk is addressed through the use of backfilling and by mining different parts of the ore body in controlled steps to improve stability, which is called stope sequencing. No fatalities were recorded in fiscal 2010, 2011, 2012 or to date. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) for fiscal 2012, fiscal 2011 and calendar 2010 was 3.49 (excluding restricted work cases, 23.17 if such cases are included), 2.86 and 5.03 lost time injuries per million hours worked, respectively. St. Ives has a health and safety system that conforms to the requirements of OHSAS 18001 and is integrated with its ISO 14001 environmental management system. Certifications in this respect were maintained during fiscal 2012. St. Ives achieved full compliance certification under the International Cyanide Management Code in August 2009. There were no strikes or material work stoppages at St. Ives in fiscal 2012 or to date in fiscal 2013.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2012, for each of the plants at St. Ives.

Processing Techniques

Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(2)	Average milled for fiscal 2012	Approximate recovery factor for fiscal 2012(5)
				(tonnes/month)
Lefroy Plant	2005	Single-stage crushing and SAG milling	CIP	375,000	396,000	94%
Heap Leach Facility	2000	Multiple-stage crashing and screening process	Carbon absorption	200,000	191,000	51	%(3)

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.
(3)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Thus, recoveries must be considered in terms of a “progressive” recovery.

The Lefroy Plant consistently achieved in excess of nameplate capacity throughout fiscal 2012. Optimization continued throughout the year to realize incremental improvements in recovery while maintaining throughput and minimizing costs.

The Heap Leach Facility treated low and marginal-grade ore from St. Ives. The heap leach operated until December 2012 when a decision was taken to stop stacking ore on the heap leach due to the high cost of heap leach processing and declining stockpiles of low grade ore. St. Ives will continue irrigating the heap leach during fiscal 2013 while the value of gold produced exceeds the costs incurred.

Capital Expenditure

Gold Fields spent approximately A$268 million on capital expenditures at St. Ives in fiscal 2012 primarily on mine development, development of a new tailings facility and fleet acquisition for the transition to owner mining (excluding A$34 million spent on exploration, which is expensed). Gold Fields has budgeted approximately A$137 million for capital expenditures at St. Ives in fiscal 2013 (excluding A$21 million spent on exploration, which is expensed). These funds are principally earmarked for pre-stripping at the open pits, the continuing development at Cave Rocks and Hamlet Mines, development of Bellerophon mine and the purchase of mining fleet.

Agnew

Introduction

Agnew is located 23 kilometers west of Leinster, approximately 375 kilometers north of Kalgoorlie and 630 kilometers northwest of Perth, Western Australia. It holds exploration licenses, prospecting licenses and mining leases covering a total area of approximately 54,000 hectares. Agnew operated both the Waroonga underground mining complex (comprising the Kim, Main and Rajah ore bodies) and the Songvang open pit in fiscal 2012. Underground mining is conducted from the Waroonga Underground Complex which comprises multiple ore zones. Agnew has one metallurgical plant. Agnew is serviced by sealed road infrastructure to the mine gate. Agnew is largely a fly-in fly-out site. Local services including air transport with a sealed runway and accommodation is provided pursuant to an arrangement with a neighboring mine operated by a major mining company. Agnew has access to electricity pursuant to a contract with the same neighboring mine which expires in January 2014. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility and previously mined pits. Supplies are generally trucked in from Perth or Kalgoorlie. In fiscal 2012, the operation produced 0.176 million ounces of gold. As of December 31, 2012, Agnew had approximately 260 employees and approximately 200 outside contractors.

History

Gold was discovered at Agnew in 1895 and production was intermittent until WMC acquired the operation in the early 1980s and constructed the current mill in 1986. Since that time, numerous open pits and underground operations have been mined.

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

Mining

The principal production source in fiscal 2012 at Agnew was the Waroonga underground mining complex. The northern cutback of the Songvang open pit commenced in 2011 and this ore has supplemented underground feed to the mill. Mining of this cutback was completed in early 2012 and the stockpiled ore supplemented underground production throughout 2012. Gold Fields expects that the Waroonga complex will remain the principal production source in fiscal 2013. The Waroonga Underground Complex included underground mining of the Kim South, Rajah and Main Lode ore bodies. Following a strategic review of Agnew in the third quarter of fiscal 2012, the evaluation indicated that there were improved economics by only mining the higher grade Kim ore body. This revised strategy was implemented in the fourth quarter of fiscal 2012. The mining method involves longhole open stoping with paste filling. Access to the ore body is through a decline tunnel which accommodates workers, materials and equipment. Waroonga underground performance averaged 52,000 tonnes per month in fiscal 2012.

During fiscal 2012, exploration to extend reserves at Waroonga continued to focus on down-dip extensions to the Kim South resources and, prior to the strategic review, the Main Lode resources.

During fiscal 2012, mining development of a new primary return air shaft was completed and new surface fans were installed. This system was designed to ensure sufficient ventilation underground for the life of the mine and doubled the previous ventilation capacity. Agnew commenced owner mining of its stoping activities in 2010. Underground development is performed by Barminco Limited, or Barminco. Barminco provides employees, consumables and equipment including drilling, blasting and haulage of development ore and waste. Barminco was awarded a three-year contract for mine development in June 2010. The contract for underground development at Agnew is in the process of being competitively tendered with a new three year contract to be awarded.

Detailed below are the operating and production results at Agnew for fiscal 2012 and 2011, the six month period ended December 31, 2010 and fiscal 2010.

	Fiscal 2010	Six-Month Period Ended December 31, 2010	Fiscal 2011	Fiscal 2012
Production
Tonnes (‘000)	883	417	935	943
Recovered grade (g/t)	5.8	5.9	6.5	5.8
Gold produced (‘000 oz)	165	80	194	176
Results of operations ($ million)
Revenues	177.8	102.4	313.1	294.4
Total production costs(1)(2)	109.1	60.5	179.6	190.4
Total cash costs(3)	87.7	50.2	149.3	152.7
Cash profit(4)	90.1	52.2	163.8	141.7
Cost per ounce of gold ($)
Total production costs	660	760	926	1,078
Total cash costs	531	631	769	864
Notional cash expenditure per ounce of gold produced ($)(5)	874	961	1,105	1,205

Notes:

(1)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012 and 2011, the six-month period ended December 31, 2010 and fiscal 2010, see “Operating and Financial Review and Prospects— Costs—Notional Cash Expenditure”.

From fiscal 2011 to fiscal 2012, tonnes of ore processed at Agnew increased from 0.935 million tonnes to 0.943 million tonnes and included the processing of stockpiled ore from a cutback of the Songvang pit. Gold production decreased to 0.176 million ounces in fiscal 2012 compared to 0.194 million ounces in fiscal 2011 due to mining constraints at the Kim underground mine. 90% of ounces produced came from underground. Total cash cost per ounce increased to $864 per ounce in fiscal 2012 from $769 per ounce in fiscal 2011 in U.S. dollar terms due to lower production, normal inflationary increases and processing the higher cost low grade ore from Songvang.

Assuming that Gold Fields does not increase or decrease reserves estimates at Agnew and that there are no changes to the current mine plan at Agnew, Agnew’s December 31, 2012 proven and probable reserves at 1.2 million ounces will be sufficient to maintain production through approximately fiscal 2019. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

Agnew engaged in underground mining and reclaiming stockpiles arising from the mined out Songvang operation during fiscal 2012. Agnew may pursue further open pit opportunities in the future and is thus subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support, backfilling of open voids and sequencing of mine operations to improve overall stability of the ground. There were no fatalities at Agnew in fiscal 2012, fiscal 2011 and fiscal 2010 or to date. On a calendar year basis, the lost time injury frequency rate for fiscal 2012, fiscal 2011 and calendar 2010 was 3.93 (excluding restricted work cases, 16.69 if such cases are included), 2.72 and 1.11 lost time injuries per million hours worked, respectively.

Agnew deploys a health and safety management system that conforms to the requirements of OHSAS 18001. The mine also has an environmental management system that is certified to the ISO 14001 standard. Agnew has retained ISO 14001 certification following a successful audit undertaken in March 2012. Agnew achieved full compliance certification under the International Cyanide Management Code in March 2010. There were no strikes or material work stoppages at Agnew in fiscal 2012 or to date.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and the metallurgical recovery factor during the fiscal year ended December 31, 2012 for the plant:

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2012	Approximate recovery factor for fiscal 2012(2)
	(tonnes/month)
Main Plant	1986	2-stage ball milling	CIP treatment	110,000	78,600	93.2%

Notes:

(1)	Nameplate capacity as stated by the manufacturer. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Capital Expenditure

Gold Fields spent approximately A$55 million on capital expenditures at Agnew in fiscal 2012 primarily on mining equipment and decline development (excluding A$5 million spent on exploration, which is expensed). Gold Fields has budgeted approximately A$39 million for capital expenditures at Agnew for fiscal 2013, primarily for mine development and capital works.

Peru Operation

Gold Fields owned a 92% voting interest (80.7% economic interest) in the Cerro Corona mine through its shareholding in La Cima. On April 15, 2011, Gold Fields increased its economic interest in La Cima from 80.7% to its present 98.5% following a voluntary offer to minority shareholders in La Cima to acquire their shares at a cost of $382 million.

Cerro Corona

Introduction

The Cerro Corona mine became operational by the end of the first quarter of fiscal 2009. It forms part of a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, in northern Peru, close to the headwaters of the Atlantic continental basin. Cerro Corona is located approximately 80 kilometers by road north of the City of Cajamarca. Cerro Corona holds mining leases covering a total area of approximately 1,600 hectares and the project was developed over an area of 940 hectares. Cerro Corona’s electricity is supplied through a long-term contract with a Peruvian power supplier and transported through the national power transmission system and a 34 kilometer transmission line constructed by the project. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled. In fiscal 2012, the operation produced 0.170 million ounces of gold and 36,171 tonnes of copper, of which 0.168 million ounces of gold and 35,649 tonnes of copper were attributable to Gold Fields. As of December 31, 2012, Cerro Corona had approximately 370 employees involved in operating the mine and approximately 1,200 outside contractors involved in both mine operations and tailings dams construction programs.

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

Geology

The Cerro Corona gold-copper deposit is hosted by a 600- to 700-meter diameter sub-vertical cylindrical- shaped quartz diorite porphyry stock emplaced into mid-Cretaceous limestone and marls and siliclastic rocks. Within the porphyry, gold-copper mineralization is primarily hosted by extensive zones of stockwork veining. There are at least two phases of diorite placement, only one of which is mineralized. The non-mineralized diorite is generally regarded as the last phase, and is referred to as “barren core.” The latest re-modeling suggests that the Cerro Corona porphyry is probably comprised of four or five satellite stocks with the last two being barren. The intrusive has been emplaced at the intersection of Andean-parallel and Andeannormal (transandean) structures. Supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone.

Mining

The Cerro Corona deposit is mined by conventional, bulk surface mining methods. The Cerro Corona operation involves a single surface mine. This ore is treated in a conventional milling and sulphide flotation concentrator capable of treating 6.2 million tonnes per annum of ore and producing between 100,000 and 190,000 tonnes per annum of copper and gold containing concentrate, which is treated mainly at smelters in Japan, Korea and Europe.

The single largest contractor employer is Minera San Martin. Minera San Martin carries out all mining activities. All mine planning, excavation and head grade and engineering specifications to meet the required design performance through the life of mine are directly managed by La Cima personnel. Other contractors provide camp administration and catering, security, safety and laboratory operations. In addition, an average of approximately 500 temporary contractors per month are involved in the construction program at the tailings facility

Detailed below are the operating and production results at Cerro Corona in fiscal 2010, the six-month period ended December 31, 2010, fiscal 2011 and fiscal 2012.

	Fiscal 2010	Six-Month Period ended December 31, 2010	Fiscal 2011	Fiscal 2012
Production
Tonnes (‘000)	6,141	3,102	6,593	6,513
Recovered grade (g/t)	0.7	0.8	0.8	1.24
Recovered copper grade (%)	0.70	0.66	0.61	0.68
Combined yield (g/t)	2.0	2.0	1.8	1.6
Gold produced (‘000 oz)	139	80	161	170
Copper produced (‘000 tonnes)	41	20	39	36	(1)
Gold equivalent ounces (‘000 eq oz)	394	200	383	342
Results of operations ($ million)
Revenues(1)	411.4	266.6	560.5	556.6
Total production costs(2)	198.8	113.8	242.1	230.5
Total cash costs(3)	135.5	80.6	171.1	171.6
Cash profit(4)	275.9	186.0	389.4	385.0
Cost per ounce of gold($)(5)
Total production costs	505	570	632	658
Total cash costs	348	401	447	490
Notional cash expenditure per ounce of gold produced ($)(6)	560	548	604	774

Notes:

(1)	Equates to 172 thousand ounces on a gold equivalent basis at a price of $1,663 per ounce of gold and $7,945 per tonne of copper.
(2)	For a reconciliation of Gold Fields’ total production costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(3)	For a reconciliation of Gold Fields’ total cash costs to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six Months Review and Prospects—Results of Operations—Years Ended December 31, 2011 and June 30, 2010—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Six Month Periods Ended December 31, 2010 and 2009—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash costs.
(5)	Calculated on the basis of a total of 350,379 ounces of gold and gold equivalent sold.
(6)	Calculated on the basis of a total of 342,098 ounces of gold and gold equivalent produced. For a reconciliation of Gold Fields’ NCE to its production costs for fiscal 2012, see “Operating and Financial Review and Prospects—Costs—Notional Cash Expenditure”.

Assuming that Gold Fields does not increase or decrease reserve estimates at Cerro Corona and that there are no changes to the current mine plan, Cerro Corona’s December 31, 2012 proven and probable reserves of 2.8 million ounces of gold and 1,039 million pounds of copper (of which, 2.7 million ounces of gold and 1,024 million pounds of copper are attributable to Gold Fields, with the remainder attributable to non-controlling shareholders at La Cima) will be sufficient to maintain production through approximately fiscal 2028. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors that can affect reserve estimates and the mine plan, which could thus materially change the life of mine.

The Cerro Corona mine involves open pit mining, and is thus subject to all of the risks associated with open pit mining discussed in “Risk Factors”. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. There were no fatalities at Cerro Corona in fiscal 2012 and none to date in fiscal 2013. On a calendar year basis, the lost time injury frequency rate (See “Defined Terms and Conventions”) at Cerro Corona for fiscal 2012, fiscal 2011 and calendar 2010 was 0.00, 0.18 and 0.00 lost time injuries for every million hours worked, respectively. Cerro Corona has implemented a health and safety management system in accordance with the Gold Fields Full Compliance Health and Safety Management System and in accordance with the OHSAS 18001. OHSAS 18001 certification was obtained in June 2010. The recertification audit of the integrated ISO 14001 and OHSAS 18001 requirements was successfully completed in August 2012. In fiscal 2012, Cerro Corona was ranked second for its safety practices in open pit mining by the Peruvian National Institute of Mining. La Cima was also awarded the John T. Ryan safety award in recognition of its outstanding safety performance for the third consecutive year. The fourth amendment to the Cerro Corona environmental impact assessment, or EIA, was approved by MEM in September 2011. Further, in fiscal 2012, Cerro Corona’s non-profit organization, “Asociación Puentes para el Desarrollo”, which was incorporated in fiscal 2011 to administrate and co-finance specific social programs, initiated a project with local and regional government for the improvement of child nutrition.

La Cima entered into a five year labor agreement with the Cerro Corona workers union in November 2011. Over the last few years Peru has seen many cases of conflicts and dissention between local communities and mining operations and mining projects, stemming largely from the communities’ desire for greater participation in the economic benefits of these mining projects. Cerro Corona has undertaken extensive community consultation and negotiation since 2003 through the land purchase and permitting process to achieve agreement with local communities on various aspects of community involvement. A comprehensive strategy to work with the communities has been implemented through the operations stages. The main focus of this strategy relies on three pillars which are (i) promoting the development of basic local infrastructure such as roads, telecommunications, electricity, potable water, education and health, (ii) training and employing the local communities, including having employed more than 1,000 locals during construction, maintaining approximately 500 currently, and developing more than 50 local contractors and (iii) developing economically self-sustaining projects such as a natural pastures and forestation. Gold Fields believes its social strategy has created goodwill with the local communities, with the implementation of key projects such as the paving of the road to Hualgayoc, rural electrification, a potable water plant, and the Kunturwasi highway, among others. The sustainable development projects have been very successful, with more than 700 hectares of natural pastures improved and 300 cows genetically enhanced to improve production of milk. Through the construction and operations phase, La Cima has carefully prioritized the agreements with local communities.

La Cima did not experience any work stoppages in fiscal 2012.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, for the processing plant at Cerro Corona:

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for fiscal 2012	Approximate recovery factor for fiscal 2012(2)
	(tonnes/month)
Main Plant	2008	SAG/ball milling	Conventional sulphide floatation circuit	560,000	543,000	Gold 68% Copper 86%

Notes:

(1)	Nameplate capacity as designed. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole percent.

Studies are currently being conducted to evaluate the feasibility of a heap leach facility for the treatment of oxide ores which have previously been mined and stockpiled on surface. An expansion of the processing plant capacity for the treatment of sulphide ores is also underway.

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

Capital Expenditure

Gold Fields spent approximately U.S.$94 million on capital expenditures at Cerro Corona in fiscal 2012, consisting primarily of the construction activities at the tailings facility. Gold Fields has budgeted approximately U.S.$84 million for capital expenditures at Cerro Corona for fiscal 2013, primarily on construction of the tailings dam and completion of improvements of the process plant facilities.

Growth and International Projects

Gold Fields’ Growth & International Projects Group, or GIP, manages a diverse portfolio of exploration and development projects in Africa, Europe, Central Asia, the Americas and Australasia. In addition, Gold Fields has a number of exploration projects associated with mineral rights it holds which are adjacent to its active mining operations in South Africa, Ghana, Peru and Australia. The GIP programs are managed from two exploration hubs in Perth, Australia and Denver, United States. The company also has offices in Santiago, Chile; Vancouver, Canada; and Bamako, Mali. As of December 31, 2012, Gold Fields’ GIP included 481 full-time, part-time and contract employees, of which 165 are geoscientists and engineers, who provide the key technical capability in the regions of focus around the world. In addition to these employees, Gold Fields’ GIP also employs approximately 230 employees of outside contractors. Gold Fields’ growth strategy is based on a balanced approach to projects, which provides the ability to consider a project at any stage of development, from the greenfields stage through the feasibility study and including construction.

The goal of this strategy is to maintain a consistent pipeline covering all stages of project development in order to deliver a new feasibility level project every one to two years, with at least one project in construction at any one time.

Gold Fields budgets to spend about $40 per ounce of gold produced on greenfields exploration in fiscal 2013, as distinct from the resource development and feasibility staged projects and near-mine exploration which refers to exploration around Gold Fields’ mine sites.

Gold Fields previously operated in four regional operating areas: South Africa, Australasia, West Africa and South America, with additional exploration activities in North America and an opportunistic approach to the “Rest of the World”. Following a review of the group project management philosophies during 2012, the regional operating areas were expanded to cover the entire global footprint. The regions are organized as clusters of countries based on time zones. Four Regions cover the globe: the Americas region; the Europe and MENA (Middle East and North Africa) region; the Australasia region (including Central and Eastern Asia); and the Southern Africa Development Countries region. The location of any project or activity defines which region it is designated to. The designated region will be committed to delivering the associated project business case for advanced project development, while Gold Fields’ GIP is responsible for delivering global exploration and project development focused on the growth of the company.

Gold Fields’ vision is to deliver sustainable growth in high quality gold production with a focus on quality of production measured by maximizing total margin and free cash flow. Gold Fields will leverage off its established infrastructure wherever possible to reduce development hurdles and delivery timelines for new opportunities. Near-mine exploration projects, which are adjacent to Gold Fields’ existing mining operations, endeavor to capture any possible operating synergies which can be realized, for example, by sharing processing plants and other infrastructure, which has a knock-on effect with regard to minimum project size criteria.

In the longer term, Gold Fields is also considering a limited number of opportunities in a number of new jurisdictions areas where it has historically had lower levels of activity. The focus is on areas of the world which are historically under-explored or where new technologies and concepts can be applied to improve the likelihood of discovery. Gold Fields has successfully expanded its exploration activities in countries and regions where it has limited experience by means of equity investments in, and strategic alliances with, junior mining partners who are already well established in those areas. Gold Fields has historically applied this strategy to exploration projects in Mali, China, Philippines, Argentina and Kyrgyzstan, amongst others.

Gold Fields divides the different phases of an exploration target’s development into what it refers to as the resource pipeline. An exploration project normally comprises several distinct exploration targets and the resource pipeline provides for the progression of the exploration targets in five stages: (1) target definition, (2) initial drilling, (3) advanced drilling or scoping study, (4) resource development or pre-feasibility study, and (5) feasibility study. To be successful, exploration targets need to be drill tested and moved up to the next exploration phase, or be divested. This leads to a focus on turning over targets as quickly and as effectively as possible by drill testing. Greenfields exploration projects are generated by reviewing and ranking the most prospective terrains across the world and exploration areas are selected after considering country risk and strategic fit. Each exploration region continuously monitors and reviews third party projects at all stages of development.

Greenfields Exploration

Gold Fields focuses its greenfields exploration activities on finding opportunities with the correct balance of quality, size and risk. When determining whether it will proceed with a project, Gold Fields weighs a variety of factors, including acquisition costs, expected operating and capital costs of production, as well as the possible technical, commercial, social, environmental and geo-political risks against the expected returns for the project. Other important considerations include the optionality embedded in the project and its strategic importance in terms of geographic diversification and production profiles. This could result in consideration of additional multi-commodity targets such as copper-gold deposits, gold-silver type deposits, or even platinum group metals, or PGM, deposits such as at the APP project in Finland. For greenfields projects, Gold Fields makes use of its existing operating centers in Ghana (through Gold Fields Exploration (Ghana) Ltd.), Australia (through Gold Fields Australasia Pty. Ltd.) and Peru (through Minera Gold Fields Peru S.A.) to pursue, incubate and facilitate new opportunities within other prospective countries in the respective regions.

The table below provides a breakdown of the number of targets in Gold Fields’ three main exploration regions, for each of the five stages of the resource triangle as of December 31, 2012. Multiple early stage targets in a single project has been reported as a single project, as opposed to multiple targets as previously reported by Gold Fields. This provides a more coherent representation of the overall project pipeline. The table does not include near-mine exploration projects on sites adjacent to Gold Fields’ existing operations.

Phase	Europe and MENA	Australasia	The Americas	Total Worldwide
Feasibility Study	0	0	1	1
Resource Development	3	1	0	4
Advanced Drilling	0	1	2	3
Initial Drilling	3	3	4	10
Target Definition	0	3	5	8

During fiscal 2012, Gold Fields spent approximately U.S.$135.3 million on greenfields exploration projects not adjacent to its mining operations and completed approximately 236,800 meters of drilling. In the same period, Gold Fields spent U.S.$103.5 million on feasibility and evaluation costs. Gold Fields’ total budget for greenfields exploration for fiscal 2013 is approximately U.S.$80 million.

Initial Drilling Projects

Gold Fields currently has 10 initial drilling projects (i.e., projects where a target has been successfully defined and drilling has commenced) in eight countries, ranging from Argentina to the Philippines.

Advanced Drilling Projects

In central British Columbia, Canada, Gold Fields is exploring the Woodjam project for copper-gold porphyry deposits. The project comprises two separate joint venture agreements signed in July 2009 and May 2010 with Fjordland Exploration Inc. and Cariboo Rose Resources, respectively, to earn up to a 70% interest. In November 2011, Fjordland Exploration and Cariboo Rose completed a “plan of arrangement” which spun out their stake of the Woodjam project into Consolidated Woodjam Copper Corp., a separate company now listed on the TSX Venture Exchange. The properties comprise 56,800 hectares covering several known porphyry copper and gold targets including the South East Zone, Takom, Megabuck, Deerhorn, and the recently discovered Three Firs zones. Additional prospective third party concessions totaling 2,150 hectares within the project area were optioned during 2011 and have been incorporated into the joint venture. In July 2011, Gold Fields also signed a joint venture agreement to earn up to a 70% interest of the nearby 8,902 hectare Redgold copper-gold property which is owned by two private individuals.

In January 2011, the Woodjam project was promoted to the advanced drilling stage based on positive results of the initial drilling programs. As of December 2012, Gold Fields has completed a total of 89,100 meters of diamond drilling and 170 meters of reverse circulation drilling on multiple targets within the Woodjam project. Gold Fields vested its 51% interest in the Woodjam North and South properties in 2011 and notified the partners of its intention to take up an additional 19% option allowing for a total project interest of 70%. The additional option required a minimum commitment of $2 million dollars on Woodjam South and $1 million on Woodjam North in the first year. This commitment was achieved during 2012 to allow Gold Fields to maintain its rights to the additional option. It has also completed approximately 2,400 meters of diamond drilling on the adjacent Rand option and approximately 3,900 meters of diamond drilling on the Redgold property. Gold Fields completed a conceptual mining study for the project and the maiden copper-gold resource for the South East zone as first reported in February 2012, which will be further updated in 2013 following completion of additional infill and extensional drilling programs during 2012.

In northwestern Kyrgyzstan, Gold Fields now owns a 100% interest in the Talas Copper-Gold Project which was previously with Orsu Metals Corporation, or Orsu. A transaction was completed on July 20, 2012 transferring the outstanding 40% of the project to Gold Fields for consideration of $10 million and a private placement for 25 million units of Orsu at a price of CAD$0.40 per unit, or the Subscription. Each unit consisted of one common share of Orsu and one-half of one common share purchase warrant. Each whole common share purchase warrant will be exercisable for a period of three years from the date of issue to acquire one common share of Orsu at a price of CAD$0.50. Completion of the subscription is conditional on Orsu obtaining formal waiver of the Kazakh Government’s pre-emptive right and requirement for consent for the issuance or placement of new shares in Orsu pursuant to the subscription. The process for obtaining these interests is ongoing.

The Talas Copper-Gold Project covers four exploration licenses which are prospective for copper-gold porphyry deposits. Exploration work completed to date has focused on the Taldybulak copper-gold deposit, with approximately 36,000 meters of drilling completed by the Group since 2008. Due to a prolonged period of social and political unrest in Kyrgyzstan from 2010-2011, all field work was suspended. In October 2011, a new President was elected and he consolidated a new government late in 2011. This allowed activities to recommence with a new diamond drilling program in April 2012, which completed approximately 6,400 meters in 2012 and is expected to continue in fiscal 2013. A new scoping study on this project is expected to be completed in first half of 2013.

In Chile, Gold Fields exercised an option, as part of an agreement, in February 2012 to acquire 100% of two properties, Salares Norte and Piedra, from SBX Asesorias e Inversiones, a private Chilean company, and the concessions were registered under the name Minera Gold Fields Salares Norte Limitada, a wholly owned subsidiary of Gold Fields. At Salares Norte, Gold Fields completed an initial reverse circulation drilling program in April 2011 consisting of three widely-spaced holes (comprising 933 meters of drilling) which tested combined geophysical and soil geochemical anomalies considered prospective for epithermal gold-silver mineralization. Results were encouraging and a follow-up diamond drilling program (consisting of 3,800 meters drilled) was completed in April 2012. The second phase of drilling was successful in identifying gold and silver mineralization in a high sulphidation system. The project was promoted to “Advanced Drilling” status in July 2012. A 30,000 meter drilling program commenced October 2012 to define limits and potential extensions to the mineralization with the aim of reporting a maiden resource on the project by the end of 2013.

In May 2011, an option agreement was signed with S.L.M. Rio Baker, a private Chilean company, which grants Gold Fields the option to acquire 100% of the Rio Baker property, which is adjacent to Salares Norte. Target definition work consisting of geological mapping, soil sampling and geophysical surveys was completed in early 2012 and initial drilling of targets identified commenced in late 2012 as part of the 30,000 meter drilling program described for Salares Norte.

Gold Fields also has an option to acquire 100% of the nearby Pircas gold property held by S.C.M. Aguas Heladas, a private Chilean company. In May 2011, a follow-up reverse circulation drilling program on the main breccia target was suspended by early winter snowstorms. Gold Fields aims to recommence and complete this drilling program in the second half of fiscal 2013.

International Projects

Chucapaca Feasibility Study

In early 2007, Gold Fields formed an agreement with Compania de Minas Buenaventura S.A., or Buenaventura, in southern Peru for the Chucapaca project. In early 2010, Minera Gold Fields Peru completed its back-in commitment to earn a 51% interest in the Chucapaca joint venture agreement and Gold Fields (51%) and Buenaventura (49%) registered Canteras del Hallazgo S.A.C., or CDH, as the joint venture company to hold, explore, and potentially develop the Chucapaca gold-copper property.

Gold Fields, through CDH, has completed more than 118,000 meters of drilling over the current life of the Chucapaca project, including resource drilling, as well as geotechnical and sterilization drilling required for feasibility studies. Detailed metallurgical, mining, and engineering studies have all been completed as part of the project over the last three years. Following completion of a scoping study in 2010, Gold Fields, through CDH, commenced a feasibility study in 2011 for the Canahuire deposit on the Chucapaca Project. The feasibility study was completed in late fiscal 2012 and concluded that the project financials were not sufficiently robust to warrant an execution decision at that time. Instead, the project is expected to conduct a value engineering exercise in fiscal 2013, to look at options to improve the financial position relative to the feasibility result. This phase will re-examine options including open pit and underground mining methodologies, as well as reviewing aspects of the feasibility scope to improve the initial capital position of the project.

Arctic Platinum Project Pre-Feasibility Study and Exploration

The APP is located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. APP is assessing a number of potential surface mineable platinum group elements plus copper and nickel deposits located within the Portimo and Narkaus mafic layered intrusions. The principal prospects under consideration occur within the Suhanko Project area, comprising of the Konttijarvi, Ahmavaara, and Suhanko North deposits.

From 2009, Gold Fields has investigated the potential of applying the hydrometallurgical process, Platsol®, instead of off-site smelting options to recover copper, nickel, gold and the platinum group elements (platinum, palladium and rhodium) from flotation concentrates, which would be produced in an on-site concentrator facility. Metallurgical testwork returned positive results and engineering work was conducted to provide initial operating and capital cost estimates to use hydrometallurgical recovery on a commercial scale at APP.

Following completion of a full scale Platsol® pilot plant testwork program in 2011, which demonstrated that the process could provide a viable option for the Suhanko Project ores, Gold Fields completed a scoping study which showed a project was viable if additional resources could be identified to prolong life of mine of the project. A full pre-feasibility study commenced in late 2011 and was completed in December 2012 focusing on optimization of the Platsol-process and trade-off studies concerning processing options and product marketing have continued into 2012. With the study now fully completed, Gold Fields will evaluate the results to determine the optimal means through which to capture the inherent value of the project. A major drilling program of 30,000 meters diamond drilling was completed on the Suhanko North prospect in March 2012 has been successful in delineating a maiden resource on this deposit to complement the existing resource base of Konttijarvi and Ahmavaara, and to contribute to the overall Suhanko Project.

Additional work completed in fiscal 2012 included submission of an amendment to the valid Suhanko Environmental Permit for the inclusion of the Platsol® hydrometallurgical process and associated plant infrastructure to the Finnish environmental authorities. In addition, Gold Fields submitted an application for a new water permit which was subsequently approved by the authorities in Finland. The permit requires construction activities to commence in early 2015 and to be completed by 2018. The final proposal for the Greater Suhanko project EIA was submitted to the Finnish coordinating authority in December 2012. Baseline environmental data collection on Suhanko North for inclusion in the amended EIA is on-going.

Further, during fiscal 2012 Gold Fields continued hydrometallurgical test work to assess the suitability of Platsol® processing technology for delivering enhanced onsite metal recovery. Planning, sampling and sample dispatch were completed for a second pilot plant trial. During the third quarter of fiscal 2012, an independent panel of experts completed a technical risk review on the amenability of Platsol® for treating the Suhanko project ore. This indicated the technology could be successfully implemented and that there were no serious flaws. Marketing studies are underway to determine downstream product marketing strategies. During 2012, this included discussions with six major European base metal/platinum group metals refiners to explore potential synergies and terms of business.

Far Southeast Scoping Study

In September 2010, Gold Fields entered into two option agreements with Lepanto, the 60% owner, and Liberty, the 40% owner of the gold-copper FSE in the Philippines granting Gold Fields an option to acquire a 60% interest in FSE for a total consideration of $340 million. After paying option fees of $10.0 million and making two down-payments of $44 million and $66 million in September 2010 and September 2011 respectively, Gold Fields decided to bring forward half of the remaining $220 million payment to acquire Liberty’s 40% interest in FSE. Gold Fields continues to hold its option to acquire an additional 20% stake in FSE from Lepanto for a further $110 million, which, if exercised, would increase its total interest in FSE to 60%.

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

The FTAA application for the FSE project was filed in November 2011. The application requires FPIC of the Kankana-ey indigenous people for Gold Fields’ exploration activities. The FPIC process was suspended at a national level pending the finalization of new national mining legislation. The process recommenced in August 2012, following the release of new national guidelines, but this period of suspension delayed Gold Fields’ FTAA application. Nonetheless, management anticipates completion of the FTAA process during fiscal 2013.

Gold Fields’ FPIC process is on-going and in support of the National Commission on Indigenous People, or NCIP, FSE, during fiscal 2012, established a technical working group with the local community and other stakeholders. This group has been successful in driving the FPIC process forward and ensuring alignment between all relevant stakeholders. The initiative is being adopted as best practice by the NCIP and FSE is being used as a model to support the incorporation of the working group as a National Standard Practice.

The Group commenced a pre-feasibility study focusing on extraction through bulk underground mining methods in fiscal 2012. Work on some elements of the pre-feasibility study was stopped while access to surface drilling, the FPIC and social acceptance to bulk mining were pursued.

A total of approximately 163,000 meters has been drilled on the project. A maiden mineral resource was declared in 2012 based on 38,000 meters of FSE drilling and 64,000 meters of Lepanto drilling. Additional drilling in fiscal 2013 is expected to focus on definition of the high grade, high value areas of the resource and the final pre-feasibility study resource model.

Approval for surface drilling at several drill sites has been obtained in fiscal 2012 and drilling has been conducted at these locations. Approvals are still pending on access to other required drill site locations, and negotiations are ongoing to secure this access through fiscal 2013. The community relations team significantly ramped up its activities in the district during 2012 and initiated sustainable development programs in partnership with the local communities.

Yanfolila Project

In southwestern Mali, Gold Fields is progressing the Yanfolila gold projects and a scoping study was completed in the fourth quarter of fiscal 2012. It has been agreed that a de-risking program will be completed in the first half of 2013 to fast-track the project from scoping through feasibility to a position where a development decision could be made by the end of fiscal 2013. The project has simple metallurgy and low infrastructure requirements, as well as a relatively low initial capital requirement. In the first quarter of 2013, Gold Fields submitted a project description for the Yanfolila Environmental and Social Impact Assessment, or ESIA, to the Malian authorities. Further, in fiscal 2013 the Yanfolila Exploration Permit will lapse and will need to be converted to an Exploitation Permit under Malian law. Gold Fields owns an effective 85% interest in the Yanfolila properties (assuming a 10% interest will go to the Mali government upon granting of the mining license). Gold Fields has completed approximately 98,700 meters of exploration drilling on the project between 2009 and 2012, including approximately 47,200 meters of targeted infill drilling in fiscal 2012.

Near-Mine Exploration

At the St Ives mine in Australia, most activity over the previous three years focused on resource development drilling for the Athena-Hamlet underground mines and open pit prospects in the Neptune-Revenge area. Following a sustained period of resource conversion, the resource base was stabilized in these production areas allowing a robust life-of-mine to be developed and supporting a recent change in operating philosophy to owner operated mining. In 2012, the focus shifted to re-balancing the exploration portfolio at St Ives with a substantial component of a A$35 million exploration budget allocated to early stage greenfields activities targeting new exploration areas and potential new discoveries while maintaining significant resource development programs at the Cave Rocks, Neptune-Revenge and Greater Victory mining areas. A total of 255,000 meters of drilling completed in 2012 effectively tested more than 80 targets with a number of new mineralization discoveries, the most notable of these being the Invincible prospect on the Lake Lefroy salt lake, only eight kilometers from the main Lefroy CIL processing plant. More than 9,000 meters of diamond drilling has been completed on this prospect and adjourning extensions after initial aircore drilling made a discovery intersection in late 2011. Gold Fields announced a maiden resource on this prospect in the December 2012 annual statement with a current exploration potential defined by mineralization drilled over one kilometer strike to a depth of 300 meters. An access causeway to allow infill RC drilling of the pit resource was completed and drilling commenced at the end of January 2013. Significant extensions were also defined at the Cave Rocks underground mine and Neptune.

At the Agnew gold mine in Australia, drilling in fiscal 2012 continued to target the three high grade ore-shoots developing at depth on the Waroonga Main Lode North, which were identified in fiscal 2011, the Fitzroy, the Bengal and the Hastings shoots, with a view to delineate additional ounces. The Fitzroy and Bengal shoots plunge steeply to the northwest with new drilling indicating that they may intersect with the Kim/Edmunds Lodes approximately 1,200 meters below the surface. In fiscal 2012, 27,724 meters of surface diamond drilling was completed on the High Grade Shoots project at the Waroonga Mine, while a further 24,000 meters of aircore and RC drilling was completed on early stage or conceptual targets three to 15 kilometers north of the Agnew Mill.

At the Damang gold mine in Ghana, the Damang Superpit described under International Projects formed the main site project for 2012. Accompanying this initiative, additional near-mine exploration activities focused on resource definition drilling to prove potential extensions to the north of the historic Amoanda open pit, which is situated south of the Damang Pit area. The program was designed to extend the Amoanda resource up to 1,000 meters north of the existing Amoanda pit. A total of 20,400 meters of diamond core and RC drilling was completed on this resource definition program in fiscal 2012.

Target definition and initial drilling activities completed in 2012 tested the highest ranking target, the Bonsa Hydrothermal Prospect, which displays geological features analogous to the main Damang ore body. An initial diamond drilling program of 15 holes or 2,550 meters, was conducted from September to November 2012 to test the major structures that identify this target area. Processing of the cores is in progress and follow-up drilling may be required after the receipt of assay results in 2013.

At the Cerro Corona copper-gold mine in Peru, an infill and extensional drilling program completed in the second half of 2012 under the Corona Deep Project confirmed the existing resource model. The data was used to develop a revised litho-structural-alteration model and resource update, which better defined the Life of Mine reserves and highlighted the potential for significant depth extensions below the existing open pit. The Corona Deep drill program, which commenced in April 2012, completed 6 diamond holes (6,800 meters) to scope the potential for deep extensions to higher grade gold-copper mineralization below current mine designs capable of supporting future mining options. While this drilling identified typical Cerro Corona porphyry-style copper-gold mineralization to depths of 600 meters below the current pit design, assay results received show lower grades at depth. A full evaluation of mining potential for the Corona Deep Project is expected to be completed in the first half of fiscal 2013. Depending on the results, this would potentially support plans for a first-pass deep drilling program to support large-scale underground mining operations over the longer term.

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

The Gold Mining Industry

Background

Gold is a dense, relatively soft and rare precious metal which occurs in natural form as nuggets or grains in ore, underground veins and alluvial deposits. Gold mining operations include both underground and open pit operations with gold currently able to be commercially extracted from ore grades in amounts as low as 0.5 grams/metric tonne (open pit). The majority of gold production is used for jewelry production and for investment purposes, in the latter case because some investors view it as a store of value against inflation. In addition, certain physical properties of gold including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity make it the metal of choice in a number of industrial applications.

Global Markets

Demand

The two main categories of demand for gold are fabrication (primarily jewelry) and investment (private and governmental). The demand for gold in 2012 was 4,406 tonnes or U.S.$236 billion in value terms (not reflecting over-the-counter, or OTC, investments and stock flows), comprised of jeweler fabrication (43%); investments (35%); and technological applications (10%), according to the WGC. Gold demand over the last few years has been mainly driven by China and India, which accounted for 28% and 24% of the total global demand for 2012 and 2011, respectively. Significant private investment demand for gold is generated by gold ETFs and similar products, which accounted for 6% of the total global demand for 2012. This was almost one and a half times the amount experienced in 2011, where ETFs and similar products accounted for 4%. Demand for official gold purchases is driven by central banks, government bodies, supranational organizations and other investors. In 2012, purchases by central banks were at their highest level in 48 years. Gold is typically used as a ‘natural hedge’ against inflation, a fact that could impact the demand for gold given the recently announced commitment for asset purchases by the U.S. Federal Reserve, currently the largest holder of gold reserves. Technological applications demand is mainly generated by automotive electronics, industrial electronics and wireless equipment.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply but has been steadily falling since 2001 as lower grades and lack of investment during periods of low gold prices more than offset production from new mines. Gold supply in 2012 totaled 4,453 tonnes (out of which mine production was 64%), according to the WGC. However, with the strength in gold prices, a number of new operations are expected to commence production in the coming years which could increase the outlook for mine production.

Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities, however there has been a steady increase in the gold price due to rising investment demand against a backdrop of relatively flat supply as declining mine production and official sector sales offset rising scrap volumes. The closing gold price on May 9, 2013 was U.S.$1,466 per ounce. In 2012, the spot gold price was as high as U.S.$1,792 and as low as U.S.$1,540.

Top Producers

Based on fiscal 2011 production (the latest available data), the first, second and third largest gold producers in the world were Barrick Gold, Newmont Mining and AngloGold, respectively. According to the AME Group, at March 13, 2013 Barrick Gold had 40 operations in 12 countries, Newmont Mining had 15 operations in eight countries and AngloGold had 26 operations in 11 countries. Including the Sibanye Gold assets, Gold Fields was the fourth largest gold producer in the world. Excluding production at the Sibanye Gold assets, Gold Fields was the tenth largest gold producer in the world in fiscal 2011.

Environmental and Regulatory Matters

South Africa

Environmental

Gold Fields’ South African operations are subject to various laws relating to the protection of the environment. South Africa’s Constitution Act No. 106 of 1996 grants the people of South Africa the right to an environment that is not harmful to human health or well-being and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and the National Environmental Management Act, No. 107 of 1998, or NEMA, as well as various other related pieces of legislation grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. Under the terms of the MPRDA, all prospecting and mining operations are to be conducted according to an environmental management plan/program which must be approved by the DMR. Directors will be held liable under provisions of the MPRDA and NEMA for any environmental degradation. See “—Mineral Rights”.

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan/program, which supports a mine closure plan. Gold Fields funds these environmental rehabilitation costs by making contributions into an environmental trust fund and with insurance guarantees.

Under the National Water Act 36 of 1998, or the National Water Act, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa and water users have been required to re-register their water uses under this Act. In addition, the National Water Act governs waste water and waste water discharge into water resources. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of its South African mines. The Kloof operation (now part of the KDC jointly managed operation) was issued a water use license in December 2008 that expired in December 2011. The Group has applied for renewal of, and amendments to, this license. Pending approval of the Kloof water use license, Gold Fields obtained the Kloof Directive, from the DWA, that permits the continuation of water uses at its Kloof operations while its application for renewal of, and amendments to, its water use license was being processed. Prior to February 2011, the Kloof operation had been in compliance with the license granted to it in 2008. However, from February 2011 to September 2011, the water discharged from one of the shafts of the KDC operation covered by the Kloof license exceeded the discharge parameters specified by the license. Gold Fields informed the DWA and other relevant regulators and has investigated the cause of the increased discharge. One of the key findings of the investigation was that the increased discharge was most likely due to external variables beyond the control of the KDC operation. Based on this information, the Kloof Directive included an increase to the discharge limits of that specific discharge point. As of December 9, 2011, the date of issue of the Kloof Directive, the water discharged from the shaft covered by the Kloof water use license has been in compliance with the discharge parameters specified in the Kloof Directive. The Driefontein operation was also issued a water use license in October 2010. However, due to certain inaccuracies and discrepancies in the information provided for the water use license, Gold Fields has remained in discussions with the DWA to revise the license.

While there was a delay in processing the water use license application at South Deep, which was submitted within the applicable time limits, Gold Fields was issued a new water use license for South Deep in December 2011. Gold Fields has made an application for rectification and amendment of this water use license to the DWA as well.

The DWA has advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorized and it need not apply for a new license. However, Beatrix has nevertheless proactively submitted a water use license application, which is currently being processed. Therefore, management believes that the South African operations now have all required authorizations to undertake regulated water uses for purposes of carrying out its mining operations.

Under the National Environmental Management Air Quality Act, 2004, or Air Quality Act, the South African government has established minimum emission standards for certain activities. Gold Fields has submitted an application for a new license under the Air Quality Act in respect of some of the activities at South Deep and is currently determining whether other activities at South Deep require a license. Gold Fields is also drafting a plan to ensure it is in compliance with the Air Quality Act.

The National Environmental Management Amendment Act, No. 62 of 2008, or NEMAA, was promulgated on January 9, 2009 and came into effect on May 1, 2009. The Minerals and Petroleum Resources Development Amendment Act, No. 49 of 2008, or MPRDAA, was promulgated on April 21, 2009, although a commencement date has not been proclaimed by the President. The 2010 Environmental Impact Assessment Regulations, or EIA Regulations, as contained in Government Notices 543-546 of June 18, 2010, commenced on August 2, 2010. These replace the 2006 EIA Regulations. The effect of the amendments as contained in the NEMAA and the MPRDAA will ultimately mean that NEMA will be responsible for all environmental authorizations for and relating to mining and the Minister of Water and Environmental Affairs will be the relevant authority. Until the MPRDAA comes into effect, as well as during the first 18 month period after such effect, the MPRDA is the applicable legislation and the Minister of Mineral Resources is the responsible authority for all environmentally related mining activities. The Minerals and Petroleum Resources Development Amendment Bill was published on December 27, 2012 for public comment. This bill contains further environmental provisions relating to the requirement to obtain environmental authorizations in relation to prospecting, mining, production and exploration operations, where necessary.

The South African government is considering the introduction of a carbon tax with effect from January 1, 2015 to reduce greenhouse gas emissions. The updated carbon tax policy paper released on May 2, 2013 confirmed that the proposed carbon tax will be Rand 120 per tonne of CO2-e emitted above certain thresholds. The tax rate will increase by 10% a year, reaching R176 per tonne of CO2-e by 2019. However, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until December 31, 2019, along with certain “offsets” set at 5% or 10%, a carbon intensity correction based on industry benchmarks and a correction for international trade exposure of 5% to 10% of tax liability, which together may allow for a cumulative reprieve from tax liability of up to 90%. The 60% discount and the associated tax reprieves will be scaled back gradually from 2020 until 2050 and may be replaced by absolute emissions thresholds thereafter.

The National Environmental Management Waste Act, 2008, or the Waste Act, commenced on July 1, 2009 with the exception of certain sections relating to contaminated land. Responsible waste management has become a priority for the Department of Environmental Affairs, or the DEA. Gold Fields is currently working with the DEA in order to ensure it is in compliance with the Waste Act.

Gold Fields undertakes activities which are regulated by the National Nuclear Regulator Act 47 of 1999, or the NNR Act. The NNR Act requires Gold Fields to obtain authorization from the National Nuclear Regulator, or NNR, and undertake activities in accordance with the conditions of such authorizations. Prior to the Spin-off, Gold Fields’ South African mining operations possessed and maintained Certificates of Registration issued by the NNR. After the Spin-off, South Deep continues to possess and maintain its Certificate of Registration, or CoR.

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The DEA has indicated that enforcement will improve and Environmental Management Inspectors have been appointed under NEMA. The Environmental Management Inspectors have commenced and are finishing environmental inspections and investigations at some of the major industrial facilities. The focus to date has been on those industries that impact heavily on air quality, such as platinum mines and the steel industry.

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

The Mine Health and Safety Amendment Act, came into operation on May 30, 2009. It criminalizes violations of the Mine Health and Safety Act and increases the maximum fines. Any owner convicted in terms of the above offenses may have its mining licenses withdrawn or suspended, be fined up to R3 million and/or be imprisoned for a period not exceeding five years, while the maximum fine for other offenses and administrative fines are increased, with the highest fine being Rl million per occurrence. Two sections of the Mine Health and Safety Amendment Act, which create new offenses of contravening or failing to implement provisions of the Mine Health and Safety Act resulting in a person’s death and vicarious liability for an employer where certain persons commit an offense and the employer permitted or did not take all reasonable steps to prevent the person’s actions, have not yet come into effect. Several mining companies objected to them on constitutional grounds and the government agreed that they would not come into effect pending further discussion with the industry. In fiscal 2011, the DMR increased enforcement of certain provisions of the Mine Health and Safety Act with respect to compliance with, and adoption of, leading practice at all mines. In response, Gold Fields’ senior leadership engaged with the DMR to ensure that Gold Fields is taking appropriate proactive steps to enhance safety and minimize risk.

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. The ODMWA governs the payment of compensation and medical costs related to certain illnesses, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Gold Fields to employees from its existing facilities. Pursuant to proposed changes in the ODMWA, Gold Fields may experience an increase in the cost of these services. See “Risk Factors—Gold Fields’ operations are subject to environmental and health and safety regulations, which could impose significant costs and burdens and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”. This increased cost, should it transpire, is currently indeterminate.

Until recently, the mining industry believed, as previous cases had indicated, that a provision in the Compensation for Occupational Injuries and Diseases Act, No. 130 of 1993, or the COIDA, precluded an employee from recovering any damages from the employer for an occupational injury or disease resulting in his disablement or death, if compensation had been paid to the employee either under COIDA or under the ODMWA. The ODMWA governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such a ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis or other ailments alleged to arise due to exposure to hazardous materials and substances), which may be in the form of a class action or similar group claim. Although risks associated with alleged occupational exposure are likely to be greater, such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines. In the second half of 2012, two suits were filed against several South African mining companies, including Gold Fields, on behalf of current and former gold mine workers and the dependants of gold mine workers who have contracted or died from silicosis or other occupational lung diseases. See “—Legal Proceedings and Investigations”.

If a significant number of such claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action.

Mineral Rights

The MPRDA

The MPRDA came into effect on May 1, 2004. The MPRDA transferred ownership of mineral resources (which includes the rights to grant prospecting and mining rights on behalf of the nation) to the South African people with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. Mining companies are required to apply for the right to mine and/or prospect. In accordance with the MPRDA, the DMR on April 29, 2009 published the Code relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged by the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code, the operation of which appears to be in abeyance.

Under the MPRDA, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals Resources when exercising her discretion whether to grant these applications. A mining right can be canceled if the mineral to which such mining right relates is not mined at an “optimal” rate. In November 2006, the DMR approved the conversion of Gold Fields’ mining licenses under the old regulatory regime at Kloof, Driefontein and Beatrix into rights under the new regime. During May 2010, the DMR approved the conversion of the South Deep old order mining rights into a new-order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The durations of the South Deep mining right and the Uncle Harry’s mining right are both 30 years. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix gold mines granted in January 2007, was that all of Gold Fields’ South African mines had received their new-order mining rights at the date of the Spin-off. See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”. Pursuant to the terms of the MPRDA, a Mining Charter for effecting entry of HDSAs into the mining industry was developed to guide the DMR in the conversion of old order mineral rights, the granting of new order mineral rights and the granting of consent relating to the transferability and encumbrance of mineral rights. The Mining Charter became effective on May 1, 2004. The Mining Charter’s stated objectives are to:

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

To achieve these objectives, the Mining Charter requires that, within five years of its May 1, 2004 effective date, each mining company achieves a 15% HDSA ownership of mining assets and, within 10 years of that date, a 26% HDSA ownership of mining assets. Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter also requires mining companies to submit annual, audited reports on progress toward their commitments, as part of an ongoing review process. There is uncertainty relating to the enforceability of the Mining Charter.

Following a review, the DMR released the Amended Mining Charter on September 13, 2010. There is uncertainty relating to the enforceability of the Amended Mining Charter’s requirement for mining entities to achieve a 26% HDSA ownership of mining assets by 2014. Amendments to the Mining Charter in the Amended Mining Charter include, among other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (executive committee) level, middle management level, junior management level, and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.

The Amended Mining Charter clarifies that it is not the government’s intention to nationalize the mining industry. However, the ANC adopted a report which, among other things, proposes greater state intervention in the mining industry, including the imposition of new taxes and increasing the State’s holdings in mining companies.

In December 2012, the MPRDB, was published for comment, with the stated purpose of, among other things, removing ambiguities and enhancing sanctions. However, the MPRDB has been criticized for introducing new and burdensome regulations relating to, among other things the upstream beneficiation of minerals, the status of tailings created prior to the commencement of the MPRDA, closure certificates, restricting the transfer of shares in listed and unlisted mining companies and retaining undue regulatory discretion over the conditions for, and issuance of, prospecting, mining and other rights. The MPRDB also seeks to significantly increase the penalties that may be imposed for, among other things, non-compliance with the MPRDA, other relevant law, the terms and conditions of a right or a social and labor plan. While it is anticipated that the MPRDB may undergo various amendments before it becomes law, the passage of the MPRDB may subject companies in the mining industry, like Gold Fields, to more stringent regulation in the future.

The BBBEE Act and the BBBEE Amendment Bill

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. In December 2011, the Minister of Trade and Industry, published for public comment by the February 9, 2012 a draft BBBEE Amendment Bill, which has the effect of expanding and strengthening the black economic empowerment provisions of the BBBEE Act. On August 8, 2012, the South African cabinet approved the introduction of the draft BBBEE Amendment Bill to the South African parliament. It was expected that the draft bill would have clarified the extent, if any, of the application of the BBBEE Act to the mining industry, but such clarification has not been provided for in the draft bill. While it is anticipated that the draft bill will undergo various amendments before it becomes law, it should be appreciated that a risk exists that the companies in the mining industry may become subject to more stringent black economic empowerment regulation.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008, or the Royalty Act, was promulgated on November 24, 2008 and came into operation on March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the South African government.

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

Gold Fields currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for fiscal 2012 was 1.5% of revenue.

Exchange Controls

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the CMA. The Exchange Control Regulations, which are administered by the SARB, are applied throughout the CMA and regulate international transactions involving South African residents, including companies. The South African government has, committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years.

SARB approval is required for Gold Fields and its South African subsidiaries to receive and/or repay loans to non-residents of the CMA. Such loans will usually be approved where the interest rate in respect of third party foreign denominated loans does not exceed the base lending rate plus 2% or, in the case of shareholder loans, the base lending rate as determined by commercial banks in the country of denomination. The interest rate in respect of Rand denominated loans may not exceed the base rate (i.e. prime rate plus 3% on third party loans, or the base rate in the case of shareholder loans). Gold Fields has historically approached the SARB for permission on all foreign loans, irrespective of the interest rate.

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

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R500 million per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorized dealer, subject to all existing criteria and reporting obligations. Gold Fields applies annually to the SARB for blanket approval for a specified amount for offshore exploration expenditure and to make exploration related foreign investments. The current approval allows for annual expenditure of up to U.S.$159 million for fiscal 2012. Gold Fields is required to provide the SARB with an annual update on the Group’s activities, including any such exploration investments and obtain a new approval each year.

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

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and individuals with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are required, under the Minerals and Mining Act, Environmental Assessment Regulations 1999 (LI 1652) and Water Use Regulations 2001 (LI 1692), to obtain all necessary approvals from the Ghanaian EPA, and, where applicable, the Water Resources Commission before undertaking mining operations. The Minerals and Mining Act also requires the Ghana mines to comply with all laws for the protection of the environment.

Under the relevant environmental laws and regulations, mining operations are required to undergo an environmental impact assessment process and obtain approval for an environmental permit prior to commencing operations. Environmental management plans, or EMPs, are submitted every three years and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts.

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the Ghanaian environmental authorities. The reclamation plan provides an estimate of the costs to rehabilitate the mining area for the life of the mine and an estimate of the costs to rehabilitate the mine as at the date of the reclamation plan. These estimates are adjusted every two years. Each mining company is required to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting an underwritten reclamation bond and a cash deposit. Gold Fields Ghana’s current reclamation bond secures an amount of $41.5 million, which is 52% of the rehabilitation costs estimated as at December 2012.

In March 2012, and in compliance with applicable laws, Gold Fields Ghana was issued an environmental certificate to operate the Tailings Storage Facility. Under the applicable laws, an environmental certificate must be obtained within 24 months of the commencement of operations of the Tailings Storage Facility and CIL plant at Tarkwa. Gold Fields Ghana applied for a three year environmental permit for the CIL plant in 2010. It is currently in discussions with the EPA regarding resubmitting its application. Under Ghanaian law, a mining company may continue operations while its application is being considered as long as all necessary filings have been made.

On July 16, 2012, the operation of all heap leach facilities at Tarkwa was suspended after Gold Fields Ghana received a directive from the Ghanaian EPA and the Ministry of Environment, Science and Technology to stop discharging water from these facilities and treat all water discharges through a water treatment plant to reduce conductivity levels to the prescribed levels. In accordance with environmental best practice and in compliance with the Ghanaian EPA directive Gold Fields has commissioned the construction of two water treatment plants at its North and South Heap Leach facilities. On August 9, 2012, Gold Fields received permission from the Ghanaian EPA to reopen the Heap Leach facilities while the water treatment plants were being built. The North Heap Leach water treatment plant was operational on January 1, 2013, with increased capacity expected by the third quarter of 2013. The South Heap Leach water treatment plant is expected to come into operation during the second quarter of 2013. See “Risk Factors—Gold Fields’ operations are subject to water use licenses, which could impose significant costs and burdens.”

Abosso has submitted the required EMP and reclamation plans and is in compliance with all permit, certificate and reclamation requirements. In October 2010, Abosso submitted a revised EMP covering the period from 2010 to 2013 to the Ghanaian EPA. The EMP certificate was issued in 2011 for a period of three years. Tarkwa is in the process of updating its EMP in order to obtain a certificate for the period 2013 to 2016. This certificate is expected to be in place by the end of June 2013.

Health and Safety

A mine owner is statutorily obligated to, among other things, take steps to ensure that the mine is managed and worked in accordance with the regulations that provide for the safety and proper discipline of the mine workers. The Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2173), prescribe the measures to be taken at every mining operation to ensure the safety and health of mine workers. Additionally, Gold Fields is required, under the terms of its mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety in the mine. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of costly compliance procedures, and, in the case of a violation of the regulations relating to health and safety, constitutes an offense. Gold Fields, as the holder of the mining lease, has potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means for workers to claim compensation. Gold Fields’ insurance for health and safety claims or the relevant workers’ compensation may not be adequate to meet the costs which may arise upon any future health and safety claims. As a result, Gold Fields may suffer material adverse consequences.

Mineral Rights

Gold Fields Ghana holds five mining leases in respect of its mining operations. Three mining leases in respect of the Tarkwa property are dated April 18, 1997, and two mining leases are dated February 2, 1988 and June 18, 1992, respectively, for its operations at the former Teberebie property. The Tarkwa property mining leases all expire in 2027 and the Teberebie property mining leases both expire in 2018. Under the provisions of the Minerals and Mining Law, 1986 (PNDCL 153), or the Minerals and Mining Law, and the terms of the mining leases, all of the Tarkwa property and Teberebie property mining leases are renewable by agreement between Gold Fields Ghana and the Government of Ghana.

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

The major provisions of the Minerals and Mining Act include:

•	the government of Ghana’s right to a free carried interest in mineral operations of 10% and the right to a special share (discussed below); and

•

mining companies which have invested or intend to invest at least U.S.$500 million (as Gold Fields has) may benefit from stability and development agreements, relating to both existing and new operations, which will serve to protect holders of current and future mining leases for a period not exceeding 15 years against changes in laws and regulations generally and in particular relating to customs and other duties, levels of payment of taxes, royalties and exchange control provisions, transfer of capital and dividend remittances. A development agreement may contain further provisions relating to the mineral operations and environmental issues. Each stability and development agreement is subject to the ratification of parliament.

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

The Ghanaian parliament has passed an Act that, effective March 9, 2012, increases taxes on mining companies. These changes included introducing a separate tax category for companies engaged in mining, which raised the applicable corporate tax rate from 25% to 35% and reduced the capital allowance regime from 80% for the first year with reductions to a uniform regime of 20% over five years. Further, a draft bill has been presented to the Ghanaian parliament which, if passed in 2013, will impose a windfall profit tax of 10% of the cash balance of a company engaged in mining activities. The bill would also allow the Commissioner-General, in determining the cash balance of a company, to disregard or re-characterize a transaction or any other transaction if the Commissioner-General believes that the transaction was carried out for the purpose of reducing the cash balance with respect to calculation of the windfall profit tax. In his budget speech on March 5, 2013, the Minister of Finance announced that a mining review committee would consider the windfall profit tax as part of its full review of the mining industry and report to Parliament by the second half of 2013.

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

Exchange Controls

Under Ghana’s mining laws, the Bank of Ghana or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government of Ghana, Gold Fields Ghana is required to repatriate 20% of its revenues derived from the Tarkwa mine to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account. Management believes that Gold Fields Ghana is entitled to rely on the provisions of the foreign exchange retention account agreement for the duration of the Tarkwa mining leases. Abosso is currently obligated to repatriate 25% of its revenue to Ghana, although the level of repatriation under the deed of warranty between Abosso and the government of Ghana is subject to renegotiation every two years. The most recent negotiations were concluded in February 2003. Since then there have been no requests for negotiations by either side, until Abosso’s repatriation level is renegotiated, it will remain the same. While management has no reason to believe that the repatriation level will increase as a result of the next set of negotiations, there is no agreed ceiling on the repatriation level, and it could be increased. Gold Fields currently repatriates on average approximately 40% of revenues from the Ghana operations to Ghana, annually.

Australia

Environmental

While Australia’s federal government retains the power to regulate activities which impact matters of national environmental significance, the Constitution vests the power to legislate environmental matters principally in the states. Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licenses, work approvals and mining licenses to implement and carry on its mining operations. However, under the Environmental Protection and Biodiversity Act 1999 (Cth), it may be necessary to obtain separate approval from the federal government if any new project (including some expansions of existing facilities) is deemed to be a “controlled action” having, or likely to have, any significant impact on “matters of national environmental significance” under the Act.

Gold Fields is subject to the Environmental Protection Act 1986 (Western Australia), or EP Act, under which, it is obliged to prevent and abate pollution and environmental harm. The EP Act also prescribes sanctions and penalties for a range of environmental offences, including orders which may effectively suspend certain operations or activities. Gold Fields is also required to prepare and submit Annual Environmental Reports to the Department of Environment and Conservation, or DEC, in accordance with the published guidance materials.

At the state level, the Western Australian Environmental Protection Authority, or the Western Australian EPA, undertakes the environmental impact assessment, or EIA, of some proposals referred to it under Part IV of the EP Act. An EIA is a systematic and orderly evaluation of a new proposal (including an expansion of an existing facility) and its impact on the environment. The assessment includes considering ways in which the proposal, if implemented, could avoid or reduce any impact on the environment. As a result of recent amendments to the Western Australian EPA’s administrative processes, there are now only two formal levels of assessment—Public Environmental Review, or PER, and Assessment on Proponent Information, or API.

During the operational life of its mines, Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring once mining operations cease. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds.

The Australian Clean Energy Act 2011 (Cth) and associated legislation establishing a national carbon pricing scheme, or Scheme, passed into law in November 2011 and has now fully commenced. Under the Scheme, entities that have operational control over facilities (i.e. activities) and that emit more than 25,000 tonnes CO2-e per annum in greenhouse gas emissions covered by the Scheme, are directly regulated and are required to acquire and surrender carbon units to cover those emissions.

The Scheme will operate in two phases: a fixed price phase which commenced on July 1, 2012, followed by a floating price phase commencing on July 1, 2015. In the fixed price phase liable entities are able to acquire an uncapped number of carbon units at the applicable fixed price, which will be automatically surrendered by those entities to meet their liability and cannot be traded or banked for future use. The fixed carbon price has commenced at $23 per tonne CO2-e (for 2012-13), increasing to $24.15 per tonne CO2-e (for 2013-14) and $25.40 per tonne CO2-e (for 2014-15). In the floating price phase, the carbon price per tonne of CO2-e will cease to be prescribed and the Australian government will instead set annual caps on the number of carbon units to be issued in each year and carbon units will be made available for purchase through an auction process thereby allowing the price of those carbon units to be determined by the market.

The Scheme provides that by May 31, 2014, the Australian government will announce a price ceiling for carbon units during the first three years of the floating price phase. The price ceiling will be $20 above the expected European allowance price for 2015-16 and will rise by 5% in real terms in 2016-17 and 2017-18. There is uncertainty as to the price of carbon units under the Scheme once the floating price phase commences in 2015. Emissions from the combustion of certain liquid fossil fuels (including petroleum, diesel, liquefied natural gas and liquefied petroleum gas) are excluded from the Scheme and entities are not required to acquire and surrender carbon units to cover emissions resulting from the combustion of those types of fuels.

However, while entities which consume these types of liquid fossil fuels in their operations will not be directly regulated by the Scheme, they will nonetheless be indirectly regulated through the imposition, by the Australian government, of an effective carbon price on those fuels. The effective carbon price will be applied by the Australian government making periodic changes to the system of fuel tax credits and fuel excise/customs duties in respect of:

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

The first of these changes became effective on July 1, 2012 and will be made annually during the fixed price phase of the Scheme and bi-annually during the floating price phase.

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

Health and Safety

The Mines Safety and Inspection Act 1994 (Western Australia), or the Safety and Inspection Act and the Mines Safety and Inspection Regulations 1995 (Western Australia) together regulate the duties of employers and employees in the mining industry with regard to occupational health and safety and outline offenses and penalties for breach. Resources Safety, a division of the Department of Mines and Petroleum, administers this legislation. Under the approach utilized by Resources Safety, it is the responsibility of each employer to manage safety (i.e. a general duty of care exists in mines located in Western Australia). A violation of the safety laws or failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures.

The Work Health and Safety Bill 2011 (Western Australia), or the WHS bill, (which is a significantly amended version of the federal Model Work Health and Safety Act) has been drafted in respect of general industry; however, model work, health and safety regulations have still not been finalized in respect of the mining industry in the WHS bill. The Western Australian State Government is of the view that implementation of the model work, health and safety laws under the WHS bill requires a complete package of regulations covering both the general and mining industries.

The Western Australian State Government has not given a date for implementation of the model work, health and safety laws. A review is currently under way and a Western Australia-specific public consultation period commenced on August 17, 2012 in relation to the model work, health and safety regulations. The position regarding implementation of the model work, health and safety laws therefore remains unclear, but it seems unlikely that any form of the law will be introduced to the Western Australian Parliament before July 2013.

Mineral Rights

In Australia, the ownership of land is separate from the ownership of most minerals, which are the property of the states and are thus regulated by the state governments. The Mining Act is the principal piece of legislation governing exploration and mining on land in Western Australia. Licenses and leases for, among other things, prospecting, exploration and mining must be obtained pursuant to the requirements of the Mining Act before the relevant activity can begin.

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

Land Claims

In 1992, the High Court of Australia recognized a form of native title which protects the rights of indigenous people in relation to land and waters in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth), or Native Title Act, was enacted to recognize and protect existing native title by providing a mechanism for the determination of native title claims and a statutory right for Aboriginal groups or persons to negotiate, object, and/or be consulted when, among other things, there is an expansion of, or change to, the rights and interests in the land which affect native title and which constitute a “future act” under the Native Title Act. The existence of these claims does not necessarily prevent continued mining under existing tenements. Tenements granted prior to January 1, 1994 are not “future acts” and do not need to comply with the aforementioned consultation or negotiation procedures. As a general rule, tenements granted after January 1, 1994 need to comply with this process. However, in Western Australia, some tenements were granted without complying with this consultation or negotiation process on the basis of then prevailing Western Australian legislation. This legislation was subsequently found to be invalid as it conflicted with the Native Title Act which is Commonwealth legislation. Subsequent legislation was passed validating the grant of tenements between January 1, 1994 and December 23, 1996, provided certain conditions were met.

Certain of Gold Fields’ tenements are currently subject to native title claims. However, most of Gold Fields’ tenements were granted prior to January 1, 1994. Where tenements were granted between January 1, 1994 and December 23, 1996, Gold Fields believes it has complied with the conditions set out by the Native Title Act for those tenements to be validly granted. On those tenements granted after December 1996, Gold Fields has entered into agreements with the claimant parties which provide the Company with security of tenure. Therefore, the granting of native title over any of these tenements (if ever it occurs) will not have a material effect on Gold Fields’ tenure during the operation of these agreements.

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

Regulatory and Supervisory Entities

In general terms, the principal regulator of mining activities in Peru is the Ministry of Energy and Mines, or MEM, through its General Bureau of Mining (Dirección General de Minería), or DGM, and its General Bureau of Mining and Environmental Affairs (Dirección General de Asuntos Ambientales Mineros), or DGAAM. Other regulatory institutions are the INGEMMET; the Labor Ministry; the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería), or the OSINERGMIN, and the Assessment and Environment Supervising Agency (Organismo de Evaluación y Fiscalización Ambiental), or the OEFA.

Concessions

In accordance with the LGM, mining activities (except surveying, prospecting and trading) must be performed exclusively under the concession system. A concession confers upon its holder the exclusive right to develop a specific mining activity within a defined area. The LGM establishes four types of concessions:

Mining Concessions

A mining concession is a real property interest independent and separate from surface land located within the coordinates of the concession. Holders of mining concessions or of any pending claims for mining concessions must comply with payment of the ACF (U.S.$3.00 per hectare per year). Holders of mining concessions are also required to meet minimum annual production targets prescribed by law. Titleholders are entitled to group multiple concessions into Administrative Economic Units to comply with the minimum production requirement, provided certain conditions are met. In the case of mining concessions obtained prior to October 2008, the minimum annual production target for concessions to mine metals is equivalent to U.S.$100.00 per hectare per year.

In the case of mining concessions obtained starting in October 2008, the minimum annual production target for metallic concessions is equivalent to one Fiscal Payment Unit, or UIT, per hectare per year. The UIT is fixed on a yearly basis and is set to equal approximately U.S.$1,480.00 in 2013.

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

Ore Transportation Concessions

Ore transportation concessions confer the right to install and operate a system for the continuous massive transportation of mineral products between one or more mining centers and a port or beneficiation plant, or a refinery, or along one or more stretches of these routes. The ore transportation system must be non-conventional, such as conveyor belts, pipelines or cable cars, among others. Conventional transportation systems are authorized by the Ministry of Transport and Communications.

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

In addition to the above, beginning with their annual income in calendar 2012, mining companies will have to contribute an amount equivalent to 0.5% of their annual income before taxes to fund the Complementary Retirement Fund for Mining, Metal and Iron and Steel activities that was created by Law 29741 in the 2011 calendar year.

Also, since July 2012 mining companies have to pay an annual supervisory contribution to the OSINERGMIN which will be established by Supreme Decree but that in no case will exceed an amount equivalent to 1% of annual invoicing, after deducting VAT.

Environmental

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

The following items are required to be produced under the environmental laws in order to perform mining activities:

•

Environmental Impact Assessment, or EIA: EIAs are required for new projects, expansions of the operations by more than 50% and in conjunction with a project moving from the exploration stage to the development stage. EIAs must evaluate the physical, biological, socio-economic and cultural impacts on the environment resulting from the execution of the mining projects.

•

Semi-Detailed Environmental Impact Assessment, or SD-EIA, and Environmental Impact Statement, or DIA: SD-EIAs and DIAs are required for mining exploration projects. SD-EIAs apply to larger projects while DIAs apply to smaller projects. Recent legislation has been enacted establishing that the initiation of exploration activities needs to be previously authorized by the DGM. A SD-EIA or DIA is a requirement to obtain such authorization.

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

Property

Gold Fields’ operations as of December 31, 2012 comprised the following:

Gold Fields’ operative mining areas as of December 31, 2012

Operation	Size (hectares)
South Africa
Driefontein	8,561	(1)
Kloof	20,087	(1)
Beatrix	16,874	(1))
South Deep	4,268	(2)
Ghana
Tarkwa	20,825
Damang	25,454
Australia
St. Ives	104,509
Agnew	68,138
Peru
Cerro Corona	2,971

Note:

(1)	Gold Fields disposed of its KDC (Kloof and Driefontein) and Beatrix operations as part of the Spin-off.
(2)	As of July 13, 2010, the South Deep mining rights were extended to include Uncle Harry’s Area, increasing South Deep’s mining area to 4,268 hectares.

Gold Fields leases its corporate headquarters in Sandton and its exploration offices not located at the mines.

The MPRDA came into operation on May 1, 2004 and vests the right to prospect and mine in the South African State with administration by the government of South Africa. In November 2006, the South African Department of Minerals and Energy approved the conversion of Gold Fields’ mining rights under the former regulatory regime at Driefontein and Kloof (both now part of KDC) and Beatrix into rights under the new regime. Both of these operations were distributed on the Spin-off date. During May 2010, the DMR approved the conversion of the South Deep old order mining rights into a new order mining right. Included in this approval was an additional portion of ground known as Uncle Harry’s, which is contiguous to South Deep. The cumulative effect of this approval, together with the previous conversions for the Driefontein, Kloof and Beatrix Gold Mines granted in January 2007, was that, as of the Spin-off date, all of Gold Fields’ South African mines had received their new order mining rights.

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

As of December 31, 2012, Gold Fields also held exploration tenements covering a total of approximately 2 million hectares in various countries outside South Africa, including Chile, Peru, Finland, Kyrgyzstan, South Africa, Ghana, Mali, Guinea, the Philippines, Australia and Canada. Gold Fields’ ownership interests in these sites vary with its participation interests in the relevant exploration projects. Gold Fields’ international exploration offices are leased under various contract terms and durations. See “—Growth and International Projects”.

Gold Fields is the registered owner of approximately 55,341 hectares of land in the Gauteng and Free State Provinces of South Africa, which includes numerous non-mining properties e.g., buildings, shops, farmland and hospitals.

The maps presented below show the location of Gold Fields’ operations.

South Africa Operations

Ghana Operations

Australia Operations

Peru Operations

Research and Development

Gold Fields undertakes various research and development projects relating to gold production technology and potential uses of gold. In particular, Gold Fields developed a patented technology called BIOX® through its formerly wholly-owned Swiss subsidiary Biomin Technologies S.A., or Biomin BIOX®, which involves a process whereby bacteria release gold from sulfide-bearing gold ore to permit more economical recovery of the gold. Gold Fields completed the sale of Biomin to Biomin’s management in May 2013.

The Company was involved in the testing of biotechnology for the destruction of cyanide compounds in residue streams, for the purpose of complying with the Cyanide Code. The ASTER® process is patented in South Africa. This project was separated from Gold Fields in the sale of Biomin.

In Australia, Gold Fields continues to work with the Commonwealth Scientific & Industrial Research Organization, or CSIRO, on mining projects that are mutually beneficial, building on a relationship agreement signed in 2008, although currently there are no active programs.

Legal Proceedings and Investigations

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

On August 21, 2012, a court application was served on a group of respondents that included Gold Fields, or together the August Respondents. On December 21, 2012, a further court application was issued and was formally served on a number of respondents, including Gold Fields, or the December Respondents and, together with the August Respondents, the Respondents, on January 10, 2013, on behalf of classes of mine workers, former mine workers and their dependents who were previously employed by, or who are currently employed by, among others, Gold Fields, and who allegedly contracted silicosis and/or other occupational lung diseases, or together the Classes. The court application of August 21, 2012 and the court application of December 21, 2012 are together referred to below as the Applications.

These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. These Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

With respect to the Applications, Gold Fields has filed a notice of its intention to oppose the Applications and has instructed its attorneys to defend the claims. Gold Fields and its attorneys are engaging with the applicants’ attorneys in both Applications to try to establish a court-sanctioned process to agree the timelines (including the date by which Gold Fields must file its papers opposing the Applications) and the possible consolidation of the separate applications. At this stage, Gold Fields cannot quantify its potential liability from this action.

In December 2012, Gold Fields, through the Social and Ethics Committee of the Board, commenced an examination of a Black Economic Empowerment transaction related to its South Deep license. The Company took this action following press reports raising questions about the transaction. In that context, the Board engaged an independent law firm to assist in its examination and that firm has undertaken an investigation. The Board may also authorize a review of the Company’s relevant internal controls in order to determine whether any improvements are necessary. The Board’s examination of the matter is ongoing.

For further information regarding the risks associated with these matters, please read “Risk Factors—The acquisition of Western Areas, BGSA and South Deep may expose Gold Fields to unknown liabilities and risks” and “Risk Factors—An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and impact negatively upon our empowerment status and may damage Gold Fields’ reputation”.

Other than the proceedings and investigations described above, Gold Fields is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

Glossary of Mining Terms

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this annual report.

“Acid-base accounting”, or “ABA” means the analysis applied to mine waste and geological materials to predict the potential of that material to be acid producing or acid neutralizing.

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

“Carbon in leach”, or “CIL” means a process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

“Carbon in pulp”, or “CIP” means a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple- staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains soluble gold. The soluble gold is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

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

“Life of mine”, or “LoM” means the expected remaining years of production, based on production rates and ore reserves.

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

“Mill delivered tonnes” means a quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

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

“Mini-longwall” means mining that is utilized in geologically/geotechnically constrained areas where strike stabilization pillars are applied. The back lengths of the individual mini-longwalls are dictated by the vertical spacing of the main mining levels.

“Net smelter return” means the volume of refined gold sold during the relevant period multiplied by the average spot gold price and the average exchange rate for the period, less refining, transport and insurance costs.

“Notional Cash Expenditure”, or “NCE” means operating costs plus additions to property, plant and equipment.

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

“Ore grade” means the average amount of gold contained in a tonne of gold-bearing ore expressed in grams per tonne.

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

“Run of Mine”, or “RoM” means a loose term to describe ore of average grade.

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

“Semi-autogenous grinding”, or “SAG, mill” means a piece of machinery used to crush and grind ore which uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore.

“Shaft” means a shaft providing principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It may be equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment.

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

“Tonne” means one tonne is equal to 1,000 kilograms (also known as a “metric” tonne).

“Tonnage” means quantities where the tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

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

On the Spin-off date, Gold Fields completed the Spin-off. See “—The Spin-off” below.

Prior to the Spin-off, approximately half of Gold Fields’ operations, based on gold production, were located in South Africa. After the Spin-off, Gold Fields expects that its South African, Ghanaian, Australian and Peruvian operations will produce 16%, 42%, 28% and 14% of its total gold production in 2013, respectively. Gold Fields’ remaining South African operation is South Deep. Gold Fields also owns the St. Ives and Agnew gold mining operations in Australia and has a 90.0% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Gold Fields also owns a 98.5% economic interest in the Cerro Corona mine. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Eurasia, Australasia and the Americas.

As of December 31, 2012, Gold Fields reported attributable proven and probable gold and copper reserves of approximately 68.4 million ounces of gold and 1,024 million pounds of copper, as compared to the 77.6 million ounces of gold and 1,109 million pounds of copper, reported as of December 31, 2011. Of the 68.4 million ounces as of December 31, 2012, the Sibanye Gold assets accounted for 13.5 million ounces of gold. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions”.

Total gold production was 3.348 million ounces of gold (including gold equivalents) in fiscal 2012, 3.254 million ounces of which were attributable to Gold Fields with the remainder attributable to noncontrolling shareholders in Gold Fields Ghana, Abosso and La Cima. Total gold production was 3.697 million ounces in fiscal 2011, 3.485 million ounces of which were attributable to Gold Fields with the remainder attributable to noncontrolling shareholders in Gold Fields Ghana, Abosso and La Cima.

In fiscal 2012, production from the South African operations decreased 13% mainly due to illegal strike action, which affected KDC and Beatrix, the fire at the Ya Rona mine shaft which broke out on June 30, 2012 and was extinguished on August 14, 2012, and lower grades compared with fiscal 2011. At KDC, production was 15% lower due to the reasons noted above resulting in lower underground mining volumes at slightly higher grades. The illegal strike action resulted in 30 days lost production at KDC East (formerly Kloof) and 39 days lost production at KDC West (formerly Driefontein). Gold Fields estimated that approximately 116,000 ounces of production at KDC was lost due to the illegal strike and 30,000 ounces due to the fire. Beatrix’s production was 17% lower due to lower underground grades, lower volumes mined and also because of the illegal strike action which resulted in the loss of 23 production days at the North and South sections and the loss of 29 days at the West section (formerly Oryx or No. 4 Shaft). Approximately 29,000 ounces of production at Beatrix was lost due to the illegal strike. South Deep’s production decreased by 1%. Increased underground mining volumes and grades, as South Deep builds to full production, were offset by a decrease in surface production which was discontinued in 2012 due to a lack of payable ore.

Production at the international operations decreased by 6%. In Ghana, Tarkwa’s production increased marginally due to increased throughput at the CIL plant, partially offset by lower volumes processed at the North Heap Leach facility. Damang’s production was 24% lower due to lower volumes and grades mined from Damang pit as a result of safety concerns in the southern interface between the Juno and Damang pit cutback and deteriorating conditions on the East wall which restricted mining. In Australia, St. Ives’ production decreased by 3% mainly due to lower grade open pit ore mined. At Agnew, production was 9% lower due to complex ground conditions which required the mining schedule to be re-planned mid-year, resulting in a focus on lower-volume higher-grade ore from Kim underground. In Peru, Cerro Corona’s production decreased 11% mainly due to the lower copper price relative to the gold price in fiscal 2012 and due to anticipated lower gold and copper grades.

The Spin-off

On the Spin-off date, Gold Fields completed the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, ADRs or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013 in terms of section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The Board of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE and on the NYSE, on a “when issued” basis, on February 11, 2013.

Gold Fields’ consolidated results of operations discussed herein are not necessarily indicative of its future performance and do not reflect what its financial performance would have been had Sibanye Gold not been party of the Group during the periods presented.

Prior to the Spin-off, Gold Fields provided purchasing, corporate communications, human resources and benefits management, treasury and finance, investor relations, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions to Sibanye Gold. The total cost of these services from Gold Fields was U.S.$8.4 million in fiscal 2012. While management expects that there will be some savings from the abovementioned functions, additional costs are also expected, including the renegotiation of contracts, in fiscal 2013, which should offset these savings.

Following the Spin-off, Gold Fields continues to provide some of these services to Sibanye Gold and Sibanye Gold continues to provide some services to Gold Fields on a transitional basis for a period of up to one year, pursuant to the Transitional Services Agreement. For more information on the Transitional Services Agreement, see “Additional Information—Material Contracts”.

Sibanye Gold’s total liabilities exceeded its assets by $965.2 million and $1,325.2 million as of December 31, 2012 and December 31, 2011, respectively. In addition, Sibanye Gold’s current liabilities exceeded its current assets by $2,001.3 million and $2,727.2 million, respectively, at those dates. Included in Sibanye Gold’s current liabilities were $1,996.3 million and $2,614.8 million owed by Sibanye Gold to GFL Mining Services Limited, or GFLMSL (a subsidiary of Gold Fields), as of December 31, 2012 and December 31, 2011, respectively. On February 1, 2013, Gold Fields subscribed for further shares in Sibanye Gold at a total subscription price of R17,245,786,016. Sibanye Gold used the majority of the proceeds of such subscription amount to repay the intercompany loan to GFLMSL, a wholly-owned subsidiary of Gold Fields. Gold Fields subscribed for such number of shares in Sibanye Gold so that, following such subscription, the number of issued shares held by Gold Fields in Sibanye Gold equaled the number of issued shares in Gold Fields. Sibanye Gold used the remaining portion of the proceeds of such subscription to establish a cell captive to continue to cover insurance exposures for risk categories including asset and liability claims that are typically denominated in U.S. dollars, which were covered under Gold Fields’ cell captive.

Comparability of Historical Financial Information

In 2010, Gold Fields changed its fiscal year end from June 30 to December 31 to align with the Company’s peers in the gold mining industry. It may not be possible to directly compare the audited consolidated financial statements as at and for the fiscal year ended December 31, 2011 with the audited consolidated financial statements as at and for the six month period ended December 31, 2010, as these relate to different financial periods, and it may not be possible to compare audited consolidated financial statements as at and for the six month period ended December 31, 2010 directly with the audited financial statements as at and for the fiscal years ended June 30, 2010, insofar as such financial statements refer to a completed financial year. Accordingly, the discussion below provides a comparison of fiscal 2012 and fiscal 2011, fiscal 2011 and fiscal 2010 (which do not reflect the same 12-month periods) and the six-month periods ended December 31, 2010 and 2009. Management believes that there are no factors that would materially affect the comparability of fiscal 2011 and 2010, except for the effect of inflation affecting fiscal 2011.

Disposal of Sino Gold shares

During fiscal 2010, Gold Fields entered into a sale agreement with Eldorado Gold Corporation, or Eldorado, to exchange its entire holding in Sino Gold (50 million shares) for equivalent shares in Eldorado (28 million). This resulted in a profit of U.S.$57.4 million. Subsequent to the share exchange, a further four million top-up shares were issued to Gold Fields by Eldorado. The entire holding in Eldorado was sold during fiscal 2010 resulting in a profit of U.S.$99.9 million of which U.S.$53.6 million relating to the top-up shares was accounted for as a gain on financial instruments. The total proceeds on disposal of the Eldorado shares were U.S.$361.9 million.

Purchase of Glencar

In fiscal 2010, Gold Fields acquired, for cash, 100% of Glencar Mining Plc., a company whose principal asset, and only defined resource, is the Komana project in Southern Mali, West Africa. The cash consideration paid was $43.0 million.

Payment for exploration rights in the Far South East Project

On September 20, 2010, Gold Fields entered into option agreements with Lepanto, a company listed in the Philippines, and Liberty, a private holding company, to acquire a 60% interest in the FSE, deposit in the Philippines.

The agreements provide Gold Fields with an 18 month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. The option was initially granted to Gold Fields for the later of 18 months from signature in September 2010 or the date of receiving a FTAA for the project. A FTAA license allows a foreign corporation to control a majority interest in a Philippine mining project. The FTAA application for the FSE project was filed in November 2011. The application requires the FPIC of the Kankana-ey indigenous people. The FPIC process was suspended at a national level pending the finalization of new national mining legislation. The process recommenced in August 2012, following the release of new national guidelines, but this period of suspension delayed Gold Fields’ FTAA application. Nonetheless, management anticipates completion of the FTAA process during fiscal 2013. See “Description of the Company—Description of the Business—International Projects—Far Southeast Scoping Study”.

As part of the agreement, Gold Fields was required to pay U.S.$10.0 million in option fees to Lepanto and U.S.$44.0 million as a non-refundable down payment to Liberty upon signing of the option agreement, which payments were made during October 2010. During fiscal 2011, Gold Fields paid a further non-refundable down-payment of U.S.$66.0 million to Liberty, in accordance with the agreement. On March 22, 2012, Gold Fields exercised its option to acquire 40% of FSE after making a payment of U.S.$110.0 million. The final payment of U.S.$110.0 million is payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is U.S.$340.0 million. See “Information on the Company—Developments since December 31, 2011”.

Purchase of noncontrolling interests

On March 22, 2011, Gold Fields announced a voluntary purchase offer in Lima, Peru, to acquire the outstanding common voting shares and investment shares of La Cima that it did not already own. Gold Fields offered 4.20 Peruvian Nuevos Soles in cash for each La Cima common or investment share. The offer closed on April 15, 2011. The transaction resulted in Gold Fields increasing its stake in La Cima from 80.7% to 98.5%, after purchasing 254.8 million shares, at a cost of $382.3 million. In fiscal 2012, Gold Fields purchased a further 0.1% in La Cima for U.S.$0.8 million.

On April 15, 2011, Gold Fields announced that a binding agreement had been entered into with IAMGold Corporation to acquire IAMGold’s 18.9% indirect minority stake (noncontrolling interest) in Tarkwa and Damang, for a cash consideration of U.S.$667.0 million. Upon completion of the acquisition, which was subject to obtaining shareholder approval, Gold Fields increased its interest in each of the Tarkwa and Damang gold mines from 71.1% to 90%, with the remaining 10% interest being held by the government of Ghana.

On October 14, 2011, Gold Fields purchased a 26% interest in Western Areas Prospecting from Peotona Gold (Proprietary) Limited, or Peotona Gold, for $6.3 million. The transaction was concluded in terms of an agreement signed between the parties during fiscal 2009. Gold Fields now owns 100% of Western Areas Prospecting which owns the Cardoville, the Kalbasfontein, the WA4 and the Wildebeestkuil prospecting rights.

Revenues

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. For example, during April 2013, the gold price had fallen approximately 30% from its high in September 2011. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. See “Risk Factors—Changes in the market price for gold, and to a lesser extent copper, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.” The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange cash settlement price for copper in U.S. dollars for the past 12 calendar years and to date in calendar year 2013:

	Price per ounce(1)
Gold	High	Low	Average
	($/oz)
2000	313	264	282
2001	293	256	270
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	834	607	687
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013 (through May 9, 2013)	1,694	1,380	1,585

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On May 9, 2013, the London afternoon fixing price of gold was U.S.$1,466 per ounce.

	Price per tonne(1)
Copper	High	Low	Average
	($/t)
2000	2,009	1,607	1,814
2001	1,837	1,319	1,577
2002	1,690	1,421	1,558
2003	2,321	1,545	1,780
2004	3,287	2,337	2,867
2005	4,650	3,072	3,687
2006	8,788	4,537	6,728
2007	8,301	5,226	7,128
2008	8,985	2,770	6,952
2009	7,346	3,051	5,164
2010	9,740	6,091	7,539
2011	9,986	7,062	8,836
2012	8,658	7,252	7,951
2013 (through May 9, 2013)	8,243	6,811	7,714

Source: I-Net

Note:

(1)	Rounded to the nearest U.S. dollar.

On May 9, 2013, the LME cash settlement price for copper was U.S.$7,311 per tonne.

As a general rule, Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges can be undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. At December 31, 2012, Gold Fields had no outstanding hedges. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity”. Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near-term, which could have a material impact on Gold Fields’ revenues.

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

Gold Fields’ Realized Gold and Copper Prices

The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Gold Fields’ average U.S. dollar realized gold price during the past three fiscal years and the six month periods ended December 31, 2010 and 2009. Gold Fields’ average realized gold price per equivalent ounce is calculated using the actual price per ounce of gold received on gold sold and the actual amount of revenue received on sales of copper, expressed in terms of the price per gold equivalent ounce. For a description of how gold equivalent ounces are determined, see “Defined Terms and Conventions.”

	Fiscal		Six months ended December 31		Fiscal
Realized Gold Price(1)	2010	2011	2009	2010	2012
Average	1,089	1,567	1,028	1,295	1,669
High	1,261	1,875	1,213	1,421	1,792
Low	909	1,319	909	1,157	1,540
Gold Fields’ average realized gold price(2)	1,085	1,569	1,026	1,292	1,654

Notes:

(1)	Prices stated per ounce.
(2)	Gold Fields’ average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

The following table sets out the average, the high and the low London Metal Exchange cash settlement price per tonne for copper and Gold Fields’ average U.S. dollar realized copper price for fiscal 2010, 2011 and 2012 and the six month periods ended December 31, 2010 and 2009.

	Fiscal		Six months ended December 31		Fiscal
Realized Copper Price(1)	2010	2011	2009	2010	2012
Average	6,675	8,836	6,238	7,933	7,951
High	7,951	9,986	7,346	9,740	8,658
Low	4,821	7,062	4,821	6,354	7,252
Gold Fields’ average realized copper price(2)	6,273	8,160	5,634	7,182	7,322

Notes:

(1)	Prices stated per tonne.
(2)	Gold Fields’ average realized copper price may differ from the average copper price due to the timing of its sales of copper within each year and is net of treatment and refining charges.

Production

Gold Fields’ revenues are primarily driven by its production levels and the price it realizes on the sale of gold. Production levels are affected by a number of factors. Total production at the Gold Fields’ operations decreased from 3.7 million ounces in fiscal 2011 to 3.3 million ounces in fiscal 2012, having decreased from 3.8 million ounces in fiscal 2010 to 3.7 million ounces in fiscal 2011. The decrease in production between fiscal 2011 and fiscal 2012 was the result of a number of factors, primarily including the illegal strike action at KDC and Beatrix and the fire at the Ya Rona shaft at KDC.

Labor Impact

In recent years, Gold Fields has experienced greater union activity in some of the countries in which it operates, including the entry of rival unions, which has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities, and has impacted labor relations. In particular, in South Africa during the second half of fiscal 2012, a number of unions in the mining industry threatened to or went on strike for various reasons, including the renegotiation of wage agreements. These strikes impacted each of Gold Fields’ South African operations and caused work stoppages and significant production losses. The illegal strike action resulted in 30 days lost production at KDC East and 39 days lost production at KDC West. Gold Fields estimated that approximately 116,000 ounces of production at KDC was lost due to the illegal strike. The illegal strike action at Beatrix resulted in the loss of 23 production days at the North and South sections and the loss of 29 production days at the West section. Approximately 29,000 ounces of production at Beatrix was lost. Further, on April 3, 2013, employees at Gold Fields’ Ghanaian operations engaged in a work stoppage that led to a halt in production. On April 8, 2013, the strike ended and production resumed after management and the GMWU reached a settlement regarding the process for resolving certain issues raised by union petitions. See “Risk Factors—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws”.

Health and Safety Impact

Gold Fields’ operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During fiscal 2012, Gold Fields operations suffered 49 safety stoppages, some of which were self-imposed mine closures as a result of safety-related incidents. During fiscal 2011, Gold Fields operations suffered 75 safety stoppages, some of which were self-imposed mine closures as a result of safety-related incidents. In South Africa, Gold Fields has actively engaged with the DMR on the protocols applied to safety-related mine closures. Gold Fields conducted a tri-partite Health and Safety Summit in February 2012 along with government and labor organizations to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety. See “Risk Factors—Gold Fields’ operations are subject to environmental and health and safety regulations, which could impose significant costs and burdens and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.

Gold Fields expects that each of these factors will continue to impact production levels in the future. These factors are likely to have a further impact on Gold Fields’ South Deep operation in fiscal 2013, as Gold Fields expects the next round of labor negotiations may be difficult and may be accompanied by further strikes, work stoppages or other labor actions; however, Gold Fields expects that the impact of these factors will be reduced after the divestiture of the Sibanye Gold assets.

Costs

Over the last three fiscal years (including the transition period), Gold Fields’ total cash costs consisted primarily of labor and contractor costs, power, water, consumable stores, which include explosives, timber, diesel fuel, other petroleum products and other consumables. Gold Fields expects that its total cash costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes.

In order to counter the effect of increasing costs in the mining industry, Gold Fields introduced broad-based cost saving initiatives which are collectively referred to as the BPR program. This program has been implemented across the Group and focuses on identifying and realizing major cost savings on an ongoing basis to ensure the long term sustainability of the operations. See “Information on the Company—Description of the Mining Business—Productivity and Cost Initiatives—The BPR Program”. One of Gold Fields’ strategic priorities relates to the proactive management of costs with a view to maintaining an NCE margin of between 20% and 25% at each mine.

In addition, in order to enable Gold Fields to increase its focus on providing shareholders with increased returns against the gold price, the Portfolio Review commenced in fiscal 2012. Its focus is on cash flow growth (not just ounce growth), and rigorous prioritization of capital expenditure and exploration spend based on expected risk-adjusted return on investment.

Gold Fields’ South African operations are labor intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labor has represented on average approximately 44% of total cash costs at the South African operations.

Negotiations with the South African mining unions in fiscal 2011 resulted in above-inflation wage increases of between 8.0% to 10.0%, depending upon the category of employee. Such negotiations historically have occurred every two years. However, the recent labor unrest has resulted in South African mining industry participants undergoing negotiations with workers and labor unions outside this period. These ad-hoc negotiations resulted in a settlement proposal made by a number of gold mining companies in South Africa, including Gold Fields. Through the Chamber of Mines, Gold Fields agreed with the trade unions to an earlier implementation of a number of provisions of the wage agreement reached in 2011 that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 2.5%, or R150 million, per annum, relating to changes to job grades and entry-level wages. In addition, gold mining companies, trade unions and government have set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which will feed into the next round of wage negotiations scheduled for 2013. Despite the fact that returning employees will receive the benefit of this settlement, Gold Fields’ employees may continue to take industrial action to protest and seek redress in connection with a variety of issues, including pay and working conditions.

At the South African operations, power and water made up on average approximately 14% of total cash costs over the last three fiscal years. In fiscal 2012, power costs made up 16% of the costs of production at the South African operations. Eskom applied to NERSA for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. However, on March 9, 2012, NERSA announced a reduction in the electricity tariff increase from 25.9% to 16%, from April 1, 2012, through to March 2013. Eskom has announced its intention to institute an average annual tariff increase of 8.0% and 9.6% for industrial users, the latter of which will apply to Gold Fields, for the five-year period starting April 1, 2013. Gold Fields expects the above decreases to partially offset increases in labor and other costs.

Both Gold Fields Ghana and Abosso have concluded tariff negotiations for 2012 and 2013 with their respective power suppliers (the state electricity supplier, the VRA, supplies power to Gold Fields Ghana and the ECG, provides power to Abosso and the South Heap Leach facility at Gold Fields Ghana), representing a 19% increase from VRA and 15% increase from ECG, respectively, from fiscal 2011 to fiscal 2013. The 2013 tariffs will remain unchanged from the 2012 tariffs. The VRA has provided a revised “Power Sales and Purchase Agreement between VRA and Gold Fields Ghana” which is expected to be concluded by June 2013. Gold Fields Ghana has concluded a Transmission Service Agreement with GridCo.

At the Ghana operations, Damang completed the transition to owner mining in March 2011. In fiscal 2005, Tarkwa began engaging in owner mining and therefore significantly reduced its use of outside contractors. Both Tarkwa and Damang completed the transition to owner maintenance of the trucking fleet during fiscal 2011. Contractor costs represented on average 12% of total cash costs at Tarkwa over the last three fiscal years, and 11% of total cash costs during fiscal 2012. Over the last three fiscal years contractor costs represented on average 21% of total cash costs at Damang with 11% in fiscal 2012. Direct labor costs represent on average a further 10% of total cash costs at Tarkwa over the last three fiscal years and 11% in fiscal 2012. Over the last three fiscal years direct labor costs represented on average 9% at Damang and 9% in fiscal 2012.

At Cerro Corona, contractor cost represented on average 37% of total cash costs over the last three fiscal years and 40% of total cash costs during fiscal 2012. Direct labor costs represent on average a further 25% of total cash costs over the last three fiscal years and 27% in fiscal 2012.

At the Australian operations, mining operations were conducted by outside contractors. However at Agnew, owner mining at the underground operations commenced in May 2010, while development is still conducted by outside contractors. At St. Ives, owner mining commenced in July 2011 at the underground operations and in July 2012 at the surface operations, but development is still conducted by contractors. Over the last three fiscal years, total contractor costs represented on average 36% at St. Ives and 39% at Agnew of total cash costs and direct labor costs represented on average a further 17% at St. Ives and 20% at Agnew of total cash costs. In fiscal 2012, contractors and direct labor cost represented 37% and 16% at St. Ives and 30% and 22% at Agnew, respectively.

Gold Fields’ operations in Ghana consume large quantities of diesel fuel for the running of their mining fleet. The cost of diesel fuel is directly related to the oil price and any movement in the oil price will have an impact on the cost of diesel fuel and therefore the cost of running the mining fleet. Over the last three fiscal years, fuel costs have represented approximately 13% of total cash costs at the Ghana operations. Fuel use is proportionately higher at the Ghana operations than at other operations because open pit mining in general requires more fuel usage than underground mining and because of the configuration of the Ghana operations, including the scale of certain of the pits and the distances between the pits and the plants. In order to provide some protection against future increases in oil prices, and therefore in diesel fuel prices, Gold Fields has in recent years entered into various call options for diesel fuel for the benefit of its Ghana operations. There were no call options entered into during fiscal 2012 or fiscal 2011 and call options entered into during fiscal 2009 expired on February 28, 2010. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Policy—Oil,” “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Hedging Experience—Oil” and “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Contract Position.”

During fiscal 2010, price participation royalties of A$3.4 million (U.S.$3.0 million) were paid to certain subsidiaries of Morgan Stanley Bank in respect of St. Ives. No such royalties were paid in fiscal 2011 due to the buy-out of the royalty in fiscal 2010.

Total gold produced from St. Ives since November 30, 2001 exceeded 3.3 million ounces prior to July 1, 2009, creating the liability to pay the 4% net smelter volume royalty which amounted to A$2.8 million (U.S.$2.5 million) for fiscal 2010. See “Information on the Company—Gold Fields’ Mining Operations—Australia Operations.” On August 26, 2009, Gold Fields terminated the royalty for a consideration of A$308 million (U.S.$257.1 million). The remainder of Gold Fields’ total costs consist primarily of amortization and depreciation, exploration costs and selling, administration and general and corporate charges.

Notional Cash Expenditure

Gold Fields defines NCE as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation but excluding share-based compensation costs and GIP movement. Gold Fields reports NCE on a per equivalent ounce basis. Management considers NCE per equivalent ounce to be an important measure as it believes NCE per ounce provides more information than other commonly used measures, such as total cash costs per equivalent ounce, regarding the real cost to Gold Fields of producing an equivalent ounce of gold, reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that revenue less NCE is a useful indication of the cash Gold Fields has available for paying taxes, repaying debt, funding exploration and paying dividends and the like.

NCE is a non-U.S. GAAP measure. An investor should not consider NCE or operating costs in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. NCE and operating costs as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

The following tables set out a reconciliation of Gold Fields’ production costs, as calculated in accordance with U.S. GAAP, to its NCE and NCE per equivalent ounce of gold produced for fiscal 2012, 2011, 2010 and the six-month periods ended December 31, 2010 and 2009.

				For the year ended December 31, 2012
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	1,005.3	322.5	328.1	587.5	215.5	426.3	152.2	158.0		(4.9)	3,190.4
Less Share-based payments	(14.1)	(5.2)	(4.4)	(5.5)	(1.9)	(3.5)	(1.6)	(5.2)		—	(41.4)
Add:
Corporate expenditure(4)	6.3	2.1	2.0	4.7	2.1	3.0	1.8	4.9		4.9	31.8
Employment termination costs	6.0	1.7	0.2	1.6	—	1.7	1.8	0.6		—	13.8
GIP movement	—	—	—	21.2	3.7	(13.8)	(0.2)	11.0		—	21.8
Accretion expense on provision for environmental rehabilitation	11.4	2.8	0.8	2.8	0.6	6.7	1.3	1.9		—	28.2

Operating costs(3)	1,014.9	324.0	326.7	612.1	220.0	420.5	155.3	171.1		—	3,244.6
Additions to property, plant and equipment	296.2	80.4	314.5	142.3	51.0	278.4	57.5	93.8		8.6	1,322.8

Notional cash expenditure(3)	1,311.1	404.4	641.2	754.4	271.0	698.9	212.8	264.9		8.6	4,567.4

Gold produced (‘000oz)	934.9	288.7	270.4	718.8	166.4	449.8	176.6	342.1	(2)	—	3,347.8
Notional cash expenditure per ounce of gold produced ($)	1,402	1,400	2,371	1,050	1,628	1,554	1,205	774		—	1,364

Notes:

(1)	Calculated using an average exchange rate of R8.19 per $1.00.
(2)	Including gold equivalent ounces.
(3)	This total may not reflect the sum of the line items due to rounding.
(4)	Corporate expenditure expense excludes share-based compensation as it is non-cash.

				For the year ended December 31, 2011
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	1,028.7	335.1	299.0	450.3	173.9	401.2	145.7	158.8	(3.7)	2,989.0
Less Share-based payments	(16.9)	(5.8)	(5.1)	(4.3)	(1.8)	(2.5)	(0.8)	(3.2)	—	(40.4)
Add:
Corporate expenditure(4)	5.3	1.6	1.4	4.0	1.2	2.9	1.2	5.0	3.2	25.9
Employment termination costs	27.0	4.9	0.1	—	—	—	—	—	0.8	32.8
GIP movement	—	—	—	78.6	(1.1)	(2.9)	2.7	(0.1)	—	77.2
Accretion expense on provision for environmental rehabilitation	10.8	2.9	1.0	1.8	0.3	4.2	2.3	1.7	—	24.9

Operating costs(3)	1,054.8	338.7	296.4	530.4	172.6	403.0	151.1	162.1	0.3	3,109.4
Additions to property, plant and equipment	318.6	84.6	274.6	124.8	57.4	150.8	63.3	69.4	9.5	1,153.0

Notional cash expenditure(3)	1,373.4	423.4	571.0	655.2	230.0	553.7	214.3	231.5	9.8	4,262.4

Gold produced (‘000oz)	1.100.1	346.8	273.0	717.3	217.7	464.5	194.0	383.1 (2)	—	3,696.7
Notional cash expenditure per ounce of gold produced ($)	1,248	1,221	2,092	913	1,056	1,192	1,105	604	—	1,153

Notes:

(1)	Calculated using an average exchange rate of R7.22 per $1.00.
(2)	Including gold equivalent ounces.
(3)	This total may not reflect the sum of the line items due to rounding.
(4)	Corporate expenditure expense excludes share-based compensation as it is non-cash.

	For the year ended June 30, 2010
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	494.6	442.0	293.9	219.7	456.1	124.4	321.7	93.1	128.1		—	2,573.6
Less Share-based payments	(7.1)	(6.4)	(4.1)	(3.2)	(3.2)	(1.5)	(1.3)	(0.7)	(2.1)		—	(29.6)
Add:
Corporate expenditure(4)	10.3	9.4	5.5	3.8	5.7	1.5	3.6	1.6	6.1		—	47.5
Employment termination costs	2.6	3.4	2.7	0.7	—	—	—	0.3	—		0.6	10.3
GIP movement	—	—	—	—	10.9	(1.3)	18.8	(0.3)	1.3		—	29.4
Accretion expense on provision for environmental rehabilitation	4.8	3.2	2.5	0.7	1.5	0.3	3.3	1.6	1.5		—	19.3

Operating costs(3)	505.1	451.4	300.4	221.5	470.8	123.3	346.1	95.6	134.9		0.6	2,649.9
Additions to property, plant and equipment	150.3	145.7	85.8	212.8	64.6	29.8	84.9	48.8	85.6		4.6	913.1

Notional cash expenditure(3)	655.4	597.1	386.2	434.3	535.4	153.1	431.0	144.5	220.5		5.2	3,562.8

Gold produced (‘000oz)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	393.6	(2)	—	3,841.0
Notional cash expenditure per ounce of gold produced ($)	923	1,053	985	1,640	743	738	1,023	874	560		—	928

Notes:

(1)	Calculated using an average exchange rate of R7.58 per $1.00.
(2)	Including gold equivalent ounces.
(3)	This total may not reflect the sum of the line items due to rounding.
(4)	Corporate expenditure expense excludes share-based compensation as it is non-cash.

	For the six-month period ended December 31, 2010
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona		Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	523.3	170.5	138.8	258.6	73.1	162.1	49.9	74.1		—	1,450.3
Less Share-based payments	(6.5)	(2.1)	(1.8)	(1.0)	(0.8)	(0.5)	(0.4)	(1.5)		—	(14.6)
Add:
Corporate expenditure(4)	8.1	2.3	1.7	1.9	0.8	1.7	1.4	3.0		—	20.7
Employment termination and restructuring costs	22.0	7.1	0.4	0.2	—	0.2	0.3	—		5.2	35.3
GIP movement	—	—	—	(1.8)	0.5	5.0	0.4	1.6		—	5.6
Accretion expense on provision for environmental rehabilitation	4.3	1.4	0.4	0.9	0.2	2.0	1.0	0.8		—	10.9

Operating costs(3)	551.2	179.2	139.4	258.8	73.7	170.4	52.5	78.0		5.2	1,508.2
Additions to property, plant and equipment	177.3	42.7	140.5	64.0	56.3	52.8	24.0	31.4		4.7	593.6

Notional cash expenditure(3)	728.5	221.9	279.9	322.8	129.9	223.2	76.5	109.4		9.8	2,101.8

Gold produced (‘000oz)	634.0	202.0	146.2	362.0	116.9	243.0	79.6	199.5	(2)	—	1,983.3
Notional cash expenditure per ounce of gold produced ($)	1,149	1,098	1,914	892	1,111	918	961	548		—	1,060

Notes:

(1)	Calculated using an average exchange rate of R7.14 per $1.00.
(2)	Including gold equivalent ounces.
(3)	This total may not reflect the sum of the line items due to rounding.
(4)	Corporate expenditure expense excludes share-based compensation as it is non-cash.

	For the six-month period ended December 31, 2009
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(3)
	(in $ million except as otherwise stated)(1)
Production Costs	461.6	150.3	103.8	201.5	55.5	151.0	47.1	65.0	—	1,235.5
Less Share-based payments	(7.7)	(2.3)	(1.7)	(2.1)	(0.9)	(1.0)	(0.4)	(1.1)	—	(17.1)
Add:
Corporate expenditure(4)	9.5	2.7	1.9	3.1	0.8	1.9	0.7	3.1	—	23.5
Employment termination and restructuring costs	2.6	1.3	—	—	—	—	—	—	0.3	4.3
GIP movement	—	—	—	10.2	(0.7)	3.9	0.9	(1.0)	—	13.3
Accretion expense on provision for environmental rehabilitation	3.9	1.2	0.3	0.7	0.1	1.7	1.2	0.7	—	9.9

Operating costs(3)	469.8	153.2	104.3	213.3	54.8	157.5	49.4	66.7	0.3	1,269.4
Additions to property, plant and equipment	139.9	40.0	105.9	33.4	9.9	41.5	19.1	46.9	2.5	439.0

Notional cash expenditure(3)	609.7	193.2	210.2	246.7	64.6	199.0	68.5	113.6	2.8	1,708.4

Gold produced (‘000oz)	695.4	217.2	136.9	347.9	96.7	196.3	92.8	186.9 (2)	—	1,970.1
Notional cash expenditure per ounce of gold produced ($)	877	890	1,535	709	668	1,014	738	608	—	867

Notes:

(1)	Calculated using an average exchange rate of R7.65 per $1.00.
(2)	Including gold equivalent ounces.
(3)	This total may not reflect the sum of the line items due to rounding.
(4)	Corporate expenditure expense excludes share-based compensation as it is non-cash.

NCE increased from U.S.$1,153 per ounce in fiscal 2011 to U.S.$1,364 per ounce in fiscal 2012, primarily because of inflation, significant increases in additions to property, plant and equipment mainly due to the project build-up at South Deep and expenditure on underground development and owner mining conversion at St. Ives and lower production. In addition, costs increased due to the 13% weakening of the South African Rand against the U.S. dollar, annual wage increases, increases in electricity tariffs in South Africa and Ghana, fuel price increases in Ghana and Australia.

Royalties

South Africa

The Royalty Act was promulgated on November 24, 2008 and came into operation on March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing EBIT by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% is levied on refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. A maximum royalty of 7% is levied on unrefined minerals.

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for fiscal 2012 and fiscal 2011 was approximately 1.5% of revenue.

Ghana

Because minerals are owned by the Republic of Ghana and held in trust by the President, the Tarkwa and Damang operations are subject to a gold royalty which was set at 5% of total revenue earned from minerals obtained, effective from March 19, 2010. Although the royalty rate of 5% became effective on March 19, 2010, Gold Fields only became subject to the higher rate after April 1, 2011. Prior to April 1, 2011, although the royalty rate was calculated on a sliding scale with rates ranging from 3% to a maximum of 6% based on profitability of the mining operations, the gold mining sector paid at a rate of 3%.

Australia

Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

Peru

On October 1, 2011, the Peruvian Congress approved a new mining royalty law which established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The royalties are calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%). Under the new regime, La Cima’s effective royalty rate for fiscal 2012 was 2.6% of revenue.

Under the previous mining royalty law, the previous royalty rates were calculated on gross revenues with a sliding scale from 1% to 3%.

Income and Mining Taxes

South Africa

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. Companies in the Group not carrying on the direct gold mining operations are taxed at a statutory rate of 28%.

During the periods discussed below, Sibanye Gold (then known as GFIMSA) owned both the KDC and Beatrix mines. Gold Fields Operations Limited or GFO, and GFI Joint Venture Holdings (Proprietary) Limited (the legal partners of the South Deep Joint Venture), jointly own the South Deep Mine. Accordingly, these companies (Sibanye Gold, Gold Fields Operations Limited and GFI Joint Venture Holdings (Proprietary) Limited) constituted gold mining companies for South African taxation purposes. These companies were subject to the gold formula on their mining income.

The applicable formula takes the form Y	=	a – ab
x

Where:

y	=	the tax rate to be determined

a	=	the marginal tax rate of 34%

b	=	the portion of tax-free revenue (currently the first 5%)

x	=	the ratio of taxable income to the total income (expressed as a percentage).

In addition, until December 31, 2011, these gold mining companies paid tax on their non-mining income at a rate of either 28% or 35% (depending on the STC election—see below).

Up until December 31, 2011 a gold mining company could elect to pay a higher formula rate of tax (in the form of a 43% marginal tax rate, in the formula above) in exchange for being exempt from Secondary Tax on Companies, or STC (the workings of STC is described in more detail below). All of Gold Fields’ gold mining companies made this election, and as a result these companies paid tax on their gold mining income according to the 43% variation of the gold formula above in respect of mining income, and 35% in respect of non-mining income.

During the budget speech in February 2012, the Minister of Finance announced that STC will be abolished resulting in the abolishment of the STC inclusive gold mining formula. The result is that there is now only one gold mining formula effective January 1, 2012.

Gold Fields’ gold mining companies are taxed at a rate of 28% on any non-mining income with effect from January 1, 2012, in line with the reduction in the marginal rate applicable to mining income. The repeal of STC with effect from April 1, 2012 onwards and the introduction of the dividend withholding tax therefore results in a net lower effective tax rate paid by Gold Fields’ gold mining operations.

While Sibanye Gold owns both the KDC and Beatrix gold mines, unredeemed capital expenditure is still ring fenced between the historical gold mines (being KDC West (Driefontein), KDC East (Kloof) and Beatrix), so that capital expenditure at one of these mines cannot be used to reduce taxable income from another mine.

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

Gold Fields Limited and its subsidiaries have utilized all such STC credits at December 31, 2012.

Ghana

Ghanaian resident entities are subject to tax on the basis of income derived from, accruing in, received in, or brought into Ghana. The standard corporate income tax rate is currently 35%.

On July 21, 2009, the Ghanaian government promulgated the National Fiscal Stabilization Levy Act, which introduces a levy of 5% on profits before tax of companies in selected industries, including mining. The Ghanaian government has in its 2012 annual budget statement announced that the National Fiscal Stabilization Levy does not apply for the 2012 calendar year onwards. The National Fiscal Stabilization Levy therefore was only applicable to the 2009, 2010 and 2011 calendar years, commencing for Gold Fields during the quarter ended September 30, 2009. The levy was introduced as a temporary measure to raise additional revenue and meet critical government expenditure, and was not intended to be a permanent feature of the Ghanaian fiscal regime.

Tax depreciation of capital equipment operates under a capital allowance regime. From March 9, 2012, the capital allowance regime was amended to allow qualifying mining equipment to be eligible for capital allowances at a rate of 20% per annum (straight line). Previously, the capital allowances for mine development consisted of an initial allowance of 80% of the cost of assets added in that calendar year, the balance of the brought forward balance was depreciated at the rate of 50% per year on a declining balance basis as well as a 5% investment allowance based on prior year additions. Under the project development agreement, (entered into between the Ghanaian government and Gold Fields Ghana) and the deed of warranty, (entered into between the Ghanaian government and Abosso), the government has agreed that no withholding tax shall be payable on any dividend or capital repayment declared by Gold Fields Ghana or Abosso which is due and payable to any shareholder not normally resident in Ghana.

The following changes are now in force, effective March 9, 2012:

•	Increased tax rate for mining companies from 25% to 35%.

•

Capital allowances on mining assets would now be granted at the rate of 20% per annum on the cost base of the assets, versus the previous 80% of the cost base of assets in the first year, 50% of the balance (the remaining 20%) of the tax written down value annually thereafter. Previously an “upliftment allowance” calculated as being 5% of the cost price of the asset was also granted claimable in the year following the acquisition. This “upliftment allowance” has expired and has been abolished.

•

Expenses exclusively incurred on one contracting area or site would no longer be offset against profits from another contracting area or site belonging to the same company in determining the chargeable income for income tax purposes (The mechanics of this change still need to be defined by the Ghanaian tax authorities).

•	Enactment of Transfer Pricing Regulations, effective September 14, 2012.

In addition, the following further amendment has been proposed:

•

A windfall profit tax of 10% on mining companies. The 10% is expected to be calculated based on an adjusted cash balance method. In the 2013 budget speech made by the Minister of Finance in Ghana, the windfall profit tax issue was referred to the mining review committee. The mining review committee needs to make a recommendation to Parliament on whether the windfall profit tax discussion should continue or be revoked from the roll.

Australia

Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs are deductible in full as incurred and other capital expenditure is deductible over the lives of the assets acquired. The Australian Uniform Capital Allowance allows tax deductions for depreciation attributable to assets and certain other capital expenditures.

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

On October 4, 2007, La Cima and its parent company, Gold Fields Corona (BVI) Limited, or Gold Fields Corona, signed Investment Stability Agreements on withholding taxes and income tax rates, or Investor Stability Agreement, with the relevant governmental authorities in Peru. These agreements, among other things, guarantee the current tax regime, including a 4.1% withholding tax rate on dividends and 30% income tax rate, for a period of 10 years.

Following the review of the previous royalty regime, the mining sector signed a letter of understanding with the government of Peru on August 24, 2011 stating that:

•	in calculating future royalty payments, the rate would be calculated based on profitability; and

•	increased collections will come from existing and new operations resulting from the implementation of the new royalty regime.

The new fiscal regime distinguishes between a company with formal stability agreements and those without such agreements. The Investor Stability Agreements signed by Gold Fields Corona and La Cima do not constitute a stability agreement for purposes of the new fiscal scheme.

Companies without signed stability agreements or with Investor Stability Agreements, such as La Cima, will pay a new royalty (which effectively replaces the existing royalty regime) calculated with reference to the operating margin and ranging from 1% (for operating margins of less than 10%) to 12% (for operating margins of more than 80%). Such companies would also be subject to a ‘Special tax on mining”, or IEM, ranging from 2% (for operating margins of less than 10%) to 8.4% (for operating margins of more than 85%).

Companies with signed stability agreements, or Comprehensive Stability Agreements, would be subject to a Special Levy on Mining, or GEM, ranging from 4% (for operating margins of less than 10%) to 13.12% (for operating margins of more than 85%). These companies would also be expected to sign voluntary agreements with the Government. A further distinction is made between stabilized companies who are exempt from mining royalties and those who are not. Stabilized companies would only be subject to GEM and not IEM. Stabilized companies who currently are exempt from royalty payments would only pay the new GEM tax and not the new royalty, where stabilized companies who are not exempt from paying royalties will pay the new royalty and the GEM tax but be entitled to deduct the royalty payments against the GEM payment so due.

The new royalty, IEM and GEM would be treated as tax deductible and the new royalty would no longer be treated as sales cost as was the case with the previous royalty.

Exchange Rates

Gold Fields’ South African revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the South African operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Gold Fields’ average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the Rand results in South African operating costs being translated into U.S. dollars at a lower Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Gold Fields has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates.” In fiscal 2012, movements in the U.S. dollar/Rand exchange rate had a significant impact on Gold Fields’ results of operations as the Rand weakened 13.4% against the U.S. dollar, from an average of R7.22 per $1.00 in fiscal 2011 to R8.19 per $1.00 in fiscal 2012.

With respect to the Australian operations, the effect of fluctuations in the value of the Australian dollar against the U.S. dollar will be similar to that for the Rand, with weakness in the Australian dollar resulting in improved earnings for Gold Fields and strength in the Australian dollar producing the opposite result.

With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in U.S. dollars or are translated to U.S. dollars. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevos Soles do not materially impact operating results for the Ghana and Peru operations.

During fiscal 2012, Gold Fields had the following currency forward contract:

•	South African rand/Australian dollar forward cover contract with an initial value of A$3 million of which A$3.0 million was delivered into during fiscal 2012.

See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

Inflation

A period of significant inflation could adversely affect Gold Fields’ results and financial condition. For example, in fiscal 2012, inflation in South Africa decreased to 5.7% from 6.1% in fiscal 2011. Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Field’s South Deep operations.

In order to combat increasing production costs, in fiscal 2011, Gold Fields restructured several of its business processes as part of the BPR program to optimize productivity and eliminate inefficiencies. One component of this project was a reduction in headcount at Gold Fields’ South African operations. In addition, Gold Fields carried out a reduction of non-specialized contractors at these operations. Significant electricity consumption savings were also realized during the period. BPR mitigated mining inflation increases, limiting operating cost increases to an effective 3% for fiscal 2011.

Further the majority of Gold Fields’ costs at the South African operations are in Rand and revenues from gold sales are in U.S. dollars. Generally, when inflation is high, the Rand potentially devalues thereby increasing Rand revenues and potentially offsetting the increase in costs. However, there can be no guarantee that any cost-saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.

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

Set out below are the capital expenditures made by Gold Fields during fiscal 2012.

South African Operations

•	Gold Fields spent approximately U.S.$296 million on capital expenditures at the KDC operation in fiscal 2012. This operation was disposed of in the Spin-off.

•	Gold Fields spent approximately U.S.$80 million on capital expenditures at the Beatrix operation in fiscal 2012. This operation was disposed of in the Spin-off.

•

Gold Fields spent approximately U.S.$315 million on capital expenditures at the South Deep operation in fiscal 2012 and expects to spend approximately U.S.$227 million on capital expenditures at South Deep in fiscal 2013.

Ghanaian Operations

•

Gold Fields spent approximately U.S.$142 million on capital expenditures at the Tarkwa operation in fiscal 2012 (excluding U.S.$118 million spent on capital waste mining, which is expensed) and has budgeted U.S.$134 million for capital expenditures at Tarkwa for fiscal 2013 (excluding U.S.$130 million budgeted on capital waste mining, which is expensed).

•

Gold Fields spent approximately U.S.$51 million on capital expenditures at the Damang mine in fiscal 2012 (excluding U.S.$63 million spent on capital waste mining, which is expensed) and has budgeted U.S.$56 million of capital expenditures at Damang for fiscal 2013 (excluding U.S.$21 million budgeted on capital waste mining, which is expensed).

Australian Operations

•

Gold Fields spent approximately U.S.$278 million on capital expenditures at St. Ives in fiscal 2012 (excluding U.S.$34 million spent on exploration, which is expensed) and has budgeted U.S.$137 million for capital expenditures at St. Ives in fiscal 2013 (excluding U.S.$20 million budgeted on exploration which is expensed).

•

Gold Fields spent approximately U.S.$58 million on capital expenditures at Agnew in fiscal 2012 (excluding U.S.$5 million spent on exploration, which is expensed) and has budgeted U.S.$39 million for capital expenditures at Agnew for fiscal 2013 (with nil budgeted for exploration).

Peruvian Operations

•	Gold Fields spent approximately U.S.$94 million on capital expenditures at Cerro Corona in fiscal 2012 and has budgeted U.S.$84 million for capital expenditures at Cerro Corona for fiscal 2013.

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

Depreciation, depletion and amortization at Gold Fields’ South African operations are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives (which range from 5 to 80 years), are less sensitive to changes in reserve assumptions. Accordingly, at these locations, it is Gold Fields’ policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Field’s Board. However, if Gold Fields’ management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2012, the Group used an expected future market gold price of $1,500 per ounce, and expected future market exchange rates of R8.29 to $1.00 and A$1.00 for the life of mine. The Group used an expected future market copper price of $7,720 per tonne for the life of mine;

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

Gold Fields recorded no impairment charges on its long-lived assets during the six month ended December 31, 2010 or fiscal 2010 but recorded impairment charges amounting to $9.5 million in fiscal 2011 and $22.4 million in fiscal 2012.

Impairment of goodwill

Gold Fields acquired the South Deep mine on December 1, 2006. Goodwill related to this acquisition is reflected in the balance sheet in the U.S. dollar reporting currency at $1,020.1 million. Gold Fields performs its annual impairment test of goodwill related to the South Deep mine at the end of each fiscal period.

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

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2012, the Group used an expected future market gold price of $1,500 per ounce, and expected future market exchange rates of R8.29 to $1.00 for life of mine;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Gold Fields has determined that the fair value of the South Deep mine is in excess of its carrying value of $3,466.6 million and the goodwill related to the South Deep mine was therefore not considered impaired under U.S. GAAP.

Income Taxes

Management establishes a valuation allowance for deferred tax assets where it is more likely than not that some or all deferred tax assets will not be realized based on projections. These determinations are based on the projected taxable income and realization of tax allowances, tax losses and unredeemed capital expenditure. In the event that these tax assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that Gold Fields would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

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

Stockpiles, gold-in-process and product inventories

Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold-in-process, ore on leach pads and product inventories. Lower of cost or market value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

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

Concentrate inventories represent concentrate available for shipment. The concentrate inventory is valued at the average cost, including an allocated portion of amortization. Costs are added to and removed from the concentrate inventory based on tonnes of concentrate and are valued at the lower of cost and market value. Management’s determination of the percentage gold and copper content and the total quantity by weight of gold and copper in the concentrate depends on assay and laboratory results for the content and survey for the quantity.

Gold Fields recorded a write-down to market value of U.S.$19.2 million in fiscal 2012. There were no write-downs in fiscal 2010, the six month period ended December 31, 2010 or fiscal 2011.

Share-based compensation

U.S. GAAP requires Gold Fields to determine the fair value of shares and share options as of the date of the grant, which is then amortized as share-based compensation expense in the statement of operations over the vesting period of the option grant. Gold Fields determines the grant-date fair value of shares and options using a Black-Scholes or Monte Carlo simulation valuation model, which require Gold Fields to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and Gold Fields’ expected dividend yield.

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

Share-based compensation charges are included in production costs, corporate expenditure, exploration expenditure and other costs where compensation costs of the underlying employees are classified.

Share-based compensation in prior periods has been reclassified into respective expense captions where compensation costs of underlying employees are ordinarily classified. The reclassification has been made to conform with guidance SAB Topic 14.F.

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

During May 2011, the ASC guidance related to fair value measurement: amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS was issued. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance, additional disclosure requirements to the financial statements or wording changes to align with IFRS. The updated guidance did not materially impact Gold Fields’ financial statements.

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

Compensation—stock compensation

During April 2010, the ASC guidance related to compensation – stock compensation: effect of denominating the exercise price of a share-based payment awarded in the currency of the market in which the underlying equity security trades was updated. The update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for those fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Intangibles—goodwill and other

In December 2010, the ASC guidance related to intangibles—goodwill and other: when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts relating to goodwill testing was updated. The update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, the update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Comprehensive income

During June 2011, the ASC guidance related to comprehensive income: presentation of comprehensive income was updated. The amendments provide an entity with the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The amendments eliminate the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The updated guidance impacted Gold Fields’ order of its primary financial statements.

Intangibles: Goodwill

During September 2011, the ASC guidance related to intangibles: goodwill and other: testing goodwill for impairment was updated. The amendments permit an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The updated guidance did not impact Gold Fields’ financial statements.

Recently issued accounting pronouncements not yet adopted

Balance sheet

During December 2011, the ASC guidance related to disclosures about offsetting assets and liabilities was updated. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The amendments are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Group will implement the provisions of ASU 2011-11 as of January 1, 2013. Gold Fields does not expect that the updated guidance will impact its financial statements.

Comprehensive Income

In February 2013, the ASC guidance related to reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income was updated. The amendments require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income, either on the face of the statement of operations or in the notes, if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts not required by U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures which provide additional information about the amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. As this guidance provides only presentation requirements, the adoption of this standard will not impact Gold Fields’ results of operations, cash flows or financial position.

Results of Operations

Years Ended December 31, 2012 and December 31, 2011

Revenues

Product sales decreased by U.S.$248.3 million, or 4.3%, from U.S.$5,800.1 million in fiscal 2011 to U.S.$5,551.8 million in fiscal 2012. The decrease in product sales was primarily due to a decrease of 0.341 million equivalent ounces, or 9.2%, in total equivalent gold sold, from 3.697 million ounces in fiscal 2011 to

3.356 million ounces in fiscal 2012, partially offset by an increase in the average realized gold price of 5.4% from U.S.$1,569 per ounce in fiscal 2011 to U.S.$1,654 per ounce in fiscal 2012 and a decrease in the average realized copper price of 10.3% from U.S.$8,160 per tonne to U.S.$7,322 per tonne.

At the Cerro Corona operation in Peru copper production was converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At the South African operations, gold sales decreased by 13.1% from 1.72 million ounces in fiscal 2011 to 1.49 million ounces in fiscal 2012, primarily as a result of illegal strike action which affected KDC and Beatrix, the fire at the Ya Rona mine shaft which broke out on June 30, 2012 and was extinguished on August 14, 2012, and lower grades compared to 2011. At KDC, gold sales decreased by 15.0% from 1.1 million ounces in fiscal 2011 to 0.93 million ounces in fiscal 2012 due to reasons noted above, resulting in lower underground mining volumes at slightly higher grades. At Beatrix, gold sales decreased by 16.7% from 0.35 million ounces to 0.29 million ounces mainly due to illegal industrial action, lower mining grades and lower volumes mined. At South Deep, gold sales were similar at 0.27 million ounces. Increased underground mining volumes and grades, as South Deep builds to full production, were offset by a decrease in surface production which was discontinued in 2012 due to a lack of payable ore.

At the West African operations, total gold sales decreased by 5.3% from 0.94 million ounces in fiscal 2011 to 0.89 million ounces in fiscal 2012. This was mainly due to Damang’s gold sales decreasing by 23.6% from 0.22 million ounces to 0.17 million ounces due to lower grade mainly as a result of less ore mined from the high grade Damang Pit Cutback (as a result of safety concerns) and ageing plant infrastructure which is in the process of being refurbished. Tarkwa remained flat at 0.72 million ounces in fiscal 2012.

At the South American operation of Cerro Corona in Peru, total gold equivalent sales decreased by 8.6% from 0.38 million gold equivalent ounces in fiscal 2011 to 0.35 million gold equivalent ounces in fiscal 2012, mainly due to lower copper prices relative to gold prices used to calculate equivalent production and scheduled lower gold and copper grades.

At the Australasian operations, total gold sales decreased by 5.0% from 0.66 million ounces in fiscal 2011 to 0.63 million ounces in fiscal 2012. At St. Ives, gold sales decreased by 3.2% from 0.47 million ounces to 0.45 million ounces due to mining lower grade open pits in 2012. At Agnew, gold sales decreased by 9.0% from 0.19 million ounces in fiscal 2011 to 0.18 million ounces fiscal 2012 due to complex ground conditions which required the mining schedule to be re-planned mid-year, resulting in a focus on lower volume higher grade ore from Kim underground.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for fiscal 2011 and fiscal 2012.

	Fiscal 2011			Fiscal 2012			Percentage increase in unit total cash costs	Percent increase in unit total production costs
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	($/oz)		(‘000 oz)	($/oz)		(%)
South Africa	1,720	982	1,231	1,494	1,107	1,384	(13)	(12)
KDC	1,100	963	1,206	935	1,078	1,336	(12)	(11)
Beatrix	347	969	1,199	289	1,121	1,414	(16)	(18)
South Deep	273	1,073	1,376	270	1,194	1,517	(11)	(10)
Ghana	935	712	794	885	925	1,067	(30)	(34)
Tarkwa(3)	717	668	752	719	838	983	(25)	(31)
Damang(4)	218	855	932	166	1,299	1,430	(52)	(53)
Peru	383	447	632	350	490	658	(10)	(4)
Cerro Corona(5)	383	447	632	350	490	658	(10)	(4)
Australia(6)	659	849	1,150	626	921	1,223	(8)	(6)
St. Ives	465	882	1,244	450	943	1,280	(7)	(3)
Agnew	194	769	926	176	864	1,078	(12)	(16)

Total(7)(8)	3,697	—	—	3,356	—		—	—
Weighted average	—	835	1,050	—	960	1,200	(15)	(14)

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(2)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.
(3)	In fiscal 2011 and 2012, 0.576 million ounces and 0.647 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(4)	In fiscal 2011 and 2012, 0.175 million ounces and 0.149 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(5)	In fiscal 2011 and 2012, 0.356 million ounces and 0.345 million ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation
(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.
(7)	In fiscal 2011 and 2012, 3.485 million ounces and 3.262 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(8)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2012 and fiscal 2011.

	For the year ended December 31, 2012
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in $ million except as otherwise stated)(1)
Production Costs	1,005.3	322.5	328.1	587.5	215.5	426.3	152.2	158.0	(4.9)	3,190.4
Less:
G&A other than corporate costs	(15.3)	(4.0)	(3.3)	(39.4)	(9.6)	(16.1)	(7.8)	3.4	5.4	(87.3)
GIP adjustment(2)	—	—	—	(1.5)	(1.7)	(3.0)	0.9	0.2	—	(5.1)
Share-based payments	(14.1)	(5.2)	(4.4)	(5.5)	(1.9)	(3.5)	(1.6)	(5.2)	—	(41.4)
Plus: Employee termination costs	6.0	1.7	0.2	1.6	—	1.7	1.8	0.6	—	13.8
Royalties	25.8	8.6	2.3	59.9	13.9	18.7	7.3	14.7	—	151.2

Total cash costs(6)	1,007.8	323.7	322.9	602.6	216.2	424.1	152.7	171.6	0.5	3,221.5
Plus: Amortization(2)	215.5	76.7	82.3	95.9	19.2	141.3	34.8	51.8	17.5	735.0
Share-based payments	14.1	5.2	4.4	5.5	1.9	3.5	1.6	5.2	—	41.4
Rehabilitation	11.4	2.8	0.8	2.8	0.6	6.7	1.3	1.9	—	28.2

Total production costs(6)	1,248.8	408.4	410.3	706.8	238.0	575.5	190.4	230.5	18.0	4,026.2

Gold produced (‘000 oz)(3)	934.9	288.7	270.4	718.8	166.4	449.8	176.6	342.1	—	3,347.8
Gold sold (‘000 oz)	934.9	288.7	270.4	718.8	166.4	449.8	176.6	350.4	—	3,356.1
Total cash costs ($/oz)(4)	1,078	1,121	1,194	838	1,299	943	864	490	—	960
Total production costs ($/oz)(5)	1,336	1,414	1,517	983	1,430	1,280	1,078	658	—	1,200

Notes

(1)	Calculated using an average exchange rate of R8.19 per $1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	For the year ended December 2012, 3.254 million ounces of production were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghana and Cerro Corona operations.
(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.
(6)	The total may not reflect the sum of the line items due to rounding.

	For the year ended December 31, 2011
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in $ million except as otherwise stated)(1)
Production Costs	1,028.7	335.1	299.0	450.3	173.9	401.2	145.7	158.8	(3.7)	2,989.0
Less:
G&A other than corporate costs	(14.6)	(2.9)	(3.1)	(29.8)	(2.9)	(8.0)	(5.0)	2.5	3.7	(60.1)
GIP adjustment(2)	—	—	—	12.0	1.4	0.8	1.4	(1.7)	—	13.9
Share-based payments	(16.9)	(5.8)	(5.1)	(4.3)	(1.8)	(2.5)	(0.8)	(3.2)	—	(40.4)
Plus: Employee termination costs	27.0	4.9	0.1	—	—	—	—	—	0.8	32.8

	For the year ended December 31, 2011
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in $ million except as otherwise stated)(1)
Royalties	35.5	4.6	2.1	51.0	15.5	18.4	7.9	14.7	—	149.7

Total cash costs(6)	1,059.7	335.9	293.0	479.2	186.1	409.9	149.3	171.1	0.8	3,084.9
Plus: Amortization(2)	238.9	71.1	76.6	53.9	14.8	161.1	27.2	66.1	20.5	730.1
Share-based payments	16.9	5.8	5.1	4.3	1.8	2.5	0.8	3.2	—	40.4
Rehabilitation	10.8	2.9	1.0	1.8	0.3	4.2	2.3	1.7	—	24.9

Total production costs(6)	1,326.3	415.7	375.7	539.2	203.0	577.7	179.6	242.1	21.3	3,880.3

Gold produced (‘000 oz)(3)	1,100.1	346.8	273.0	717.3	217.7	464.5	194.0	383.1	—	3,696.7
Gold sold (‘000 oz)	1,100.1	346.8	273.0	717.3	217.7	464.5	194.0	383.0	—	3,696.6
Total cash costs ($/oz)(4)	963	969	1,073	668	855	882	769	447	—	835
Total production costs ($/oz)(5)	1,206	1,199	1,376	752	932	1,244	926	632	—	1,050

Notes:

(1)	Calculated using an exchange rate of R7.22 per $1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	For the year ended December 2011, 3.485 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4.”
(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.
(6)	The total may not reflect the sum of the line items due to rounding.

Gold Fields’ weighted average total cash costs per ounce increased by U.S.$125 per ounce, or 15.0%, from U.S.$835 per ounce in fiscal 2011 to U.S.$960 per ounce in fiscal 2012.

The weighted average total cash costs at the South African operations increased by U.S.$125 per ounce, or 12.7%, from U.S.$982 per ounce in fiscal 2011 to U.S.$1,107 per ounce in fiscal 2012. This increase was as a result of the increase in electricity tariffs of 16%, inflationary increases, wage increases of around 9.4%, additional support costs, an increase in de-stress development at South Deep and lower production.

The weighted average total cash costs at the West African operations increased by U.S.$213 per ounce, or 29.9%, from U.S.$712 per ounce in fiscal 2011 to U.S.$925 per ounce in fiscal 2012. This increase was as a result of the increase in electricity tariffs and fuel prices, together with normal inflationary increases and lower production at Damang.

The weighted average total cash costs per ounce at the South American operation increased by U.S.$43 per ounce, or 9.6%, from U.S.$447 per ounce in fiscal 2011 to U.S.$490 per ounce in fiscal 2012. This increase was due to the decrease in gold equivalent ounces sold.

The weighted average total cash costs per ounce at the Australasian operations increased by U.S.$72 per ounce, or 8.5%, from U.S.$849 per ounce in fiscal 2011 to U.S.$921 per ounce in fiscal 2012. This increase was due to inflationary increases, wage increases, increases in fuel prices as well as the lower production at both St. Ives and Agnew.

Production costs

Production costs increased by U.S.$201.4 million, or 6.7%, from U.S.$2,989.0 million in fiscal 2011 to U.S.$3,190.4 million in fiscal 2012.

This increase was due to inflationary increases, annual wage increases, increases in electricity tariffs in South Africa and Ghana and increases in fuel prices in Ghana and Australia.

Depreciation and amortization

Depreciation and amortization charges decreased by U.S.$15.4 million, or 2.1%, from U.S.$745.3 million in fiscal 2011 to U.S.$729.9 million in fiscal 2012. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa the decrease was due to the lower production. The increase at Tarkwa was due to the increase in production, increased amortization rates reflecting the current open pits being mined and the additional mining fleet. The increase in Damang was due to the additional mining fleet. In Australia, the decrease was mainly due to the decrease in production at St. Ives and Agnew, partially offset by the increase in amortization rates at Kim and Main Lode at Agnew. The decrease in Cerro Corona was due to an increase in reserve tonnes on which amortization is based.

The table below depicts the changes from December 31, 2010 to December 31, 2011, and December 31, 2011 to December 31, 2012 for proven and probable managed gold reserves above current infrastructure and for the life of mine for each operation and the resulting impact on the amortization charge in fiscal 2011 and 2012, respectively. The life of mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the life of mine for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2012 became effective on January 1, 2013.

	Proven and provable reserves as of			Life of mine(1)		Amortization for the year ended
	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012
	(‘000 oz)			(years)		($ million)
South African Region
KDC	16,500	16,600	10,200	17	15	238.9	215.5
Beatrix	5,500	5,000	3,300	15	13	71.1	76.7
South Deep (8)	28,800	30,000	39,100	69	80	76.6	82.3
West African Region
Tarkwa(2)(8)	9,300	10,300	10,100	13	24	79.4	94.4
Damang(3)	2,000	3,400	4,100	14	16	13.2	17.5
South American Region
Cerro Corona(4)	2,700	6,100	2,800	17	16	64.4	52.0
Australasian Region(5)
St. Ives	2,800	2,800	2,200	7	6	155.9	138.3
Agnew	1,300	1,300	1,200	8	7	25.3	35.7
Corporate and other	—	—	—			20.5	17.5

Total	68,900	75,500	72,900			745.3	729.9

Reserves below infrastructure(6)	9,500	9,600	—

Total reserves(7)	78,400	85,100	72,900

Notes:

(1)	The LoM for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The LoM in the above table is based on the above infrastructure proven and probable reserves, whereas the LoM information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves. In line with other International Operations, all South Deep reserves are classed as above infrastructure, as the reserves will be accessed via ongoing decline.
(2)	As of December 31, 2010, December 31, 2011 and December 31, 2012 reserves of 6.576 million ounces, 9.310 million ounces and 9.073 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(3)	As of December 31, 2010, December 31, 2011 and December 31, 2012 reserves of 1.479 million ounces, 3.051 million ounces and 3.681 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(4)	As of December 31, 2010, December 31, 2011 and December 31, 2012 reserves of 2.156 million ounces, 6.011 million ounces and 2.734 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(5)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.
(6)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.
(7)	As of December 31, 2010, December 31, 2011 and December 31, 2012 reserves of 75.940 million ounces, 74.571 million ounces and 71.388 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West African and South American operations.
(8)	The change in tail-end management and milling strategy at South Deep and Tarkwa respectively, accounts for the change (increase) in LoM.

Corporate expenditure

Corporate expenditure increased from U.S.$37.6 million in fiscal 2011 to U.S.$46.6 million in fiscal 2012, an increase of 23.9%. The increase is due to reorganization of corporate services and inflation. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure increased from R271.5 million in fiscal 2011 to R381.7 million in fiscal 2012 mainly due to the reorganization of corporate services and inflation.

Employee termination costs

Employee termination costs decreased from U.S.$32.8 million in fiscal 2011 to U.S.$13.8 million in fiscal 2012. The termination costs in fiscal 2012 and 2011 related primarily to restructuring at all the operations as part of the BPR program and the Portfolio Review in 2012.

Exploration expenditure

Exploration expenditure increased from U.S.$125.4 million in fiscal 2011 to U.S.$135.3 million in fiscal 2012, an increase of 7.9%. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Australia, Asia and North, South and Central America, with the increase in fiscal 2012 due primarily to a higher spend on advanced stage exploration projects; U.S.$18 million on Arctic platinum project in Finland and U.S.$14 million on Yanfolila in Mali, U.S.$13 million on Salares Norte in Chile, U.S.$10 million on Woodjam in Canada, U.S.$8 million on Taguas in Argentina and U.S.$6 million on Talas in Kyrgyzstan. Subject to continued

exploration success, exploration expenditure is expected to be U.S.$208 million in fiscal 2013 comprising of greenfields exploration of U.S.$80 million, near-mine exploration of U.S.$47 million and projects exploration of U.S.$81 million. See “Information on the Company—Growth and International Projects”.

Feasibility and evaluation costs

Feasibility and evaluation expenditure increased from U.S.$95.2 million in fiscal 2011 to U.S.$103.5 million in fiscal 2012, an increase of 8.7%, comprising U.S.$51.8 million on Chucapaca in Peru on a 100% basis, U.S.$34.3 million on corporate development and strategic project costs and general office costs in the various countries the Group operates in, U.S.$9.8 million on the FSE project in the Philippines and U.S.$7.6 million on the Greater Damang project in Ghana.

(Profit)/loss on disposal of property, plant and equipment

Loss on disposal of property, plant and equipment was U.S.$0.4 million in fiscal 2011 compared to a profit of U.S.$0.5 million in fiscal 2012.

The major disposals in fiscal 2012 related to the sale of various redundant assets primarily at St. Ives, La Cima, South Deep, KDC and Beatrix, whereas in fiscal 2011, they related to Tarkwa, La Cima and KDC.

Impairment of assets

There was U.S.$9.5 million in impairment of assets in fiscal 2011 compared with U.S.$41.6 million in fiscal 2012. The impairment charge in fiscal 2012 consisted of a U.S.$10.1 million impairment of heap leach assets and U.S.$19.2 million write-down to market value of heap leach inventory at St. Ives in Australia due to the cessation of the heap leach at St. Ives and U.S.$4.4 million impairment of heavy mining equipment in Ghana. In addition, the Group impaired its patented technology, known as the Biox process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. The Group entered into an agreement to sell its Biox technology in 2013. This impairment amounted to U.S.$7.9 million. The impairment charge in fiscal 2011 resulted from the decision to reassess the optimal processing methodology for the oxides at Cerro Corona, where the current focus is on the evaluation of a heap leach operation to capture the value inherent in the oxide instead of a stand-alone oxide plant; the evaluation costs of which were written off in 2011.

Increase/(decrease) in provision for post-retirement healthcare costs

In South Africa, Gold Fields provides medical benefits to employees in its operations through the Gold Fields Medical Scheme.

Under the medical plan which covers certain of its former employees, Gold Fields remains liable for 50% of these retired employees’ medical contributions after their retirement. At December 31, 2012, 126 (fiscal 2011: 128) former employees were covered under this plan. This benefit is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

As part of the acquisition of South Deep, Gold Fields assumed an additional post-retirement healthcare cost liability. Former employees of South Deep belonged to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month. The R400 monthly contribution was fixed until the termination of Gold Fields’ obligations on December 31, 2011.

The U.S.$0.3 million charge in fiscal 2012 and the U.S.$0.1 million charge in 2011 comprise the annual interest and service charge. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge increased from U.S.$24.9 million in fiscal 2011 to U.S.$28.2 million in fiscal 2012. The increase was due primarily to the effect of higher estimated inflation and base case liability for fiscal 2012 compared to fiscal 2011.

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

Interest and dividends

Interest and dividend income increased from U.S.$25.4 million in fiscal 2011 to U.S.$29.2 million in fiscal 2012. The increase was mainly due to higher average cash balances at the international operations in fiscal 2012 compared to fiscal 2011.

The interest and dividends received in fiscal 2012 of U.S.$29.2 million comprised U.S.$nil million in dividend income, U.S.$9.1 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$20.1 million on other cash and cash equivalent balances.

The interest and dividends received in fiscal 2011 of U.S.$25.4 million comprised U.S.$0.5 million in dividend income, U.S.$9.7 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$15.2 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds decreased from U.S.$9.7 million in fiscal 2011 to U.S.$9.1 million in fiscal 2012 in dollar terms due to the weakening of the Rand against the U.S. dollar but in Rand terms increased due to higher average balances invested in the funds.

Interest on cash balances increased from U.S.$15.2 million in fiscal 2011 to U.S.$20.1 million in fiscal 2012 mainly due to the higher average cash balances at the international operations in fiscal 2012 compared to fiscal 2011.

Finance expense

Finance expense increased from U.S.$54.3 million in fiscal 2011 to U.S.$70.1 million in fiscal 2012.

Net finance expense in fiscal 2012 consisted of gross interest payments of U.S.$83.1 million (2011: U.S.$63.6 million) partially offset by interest capitalized of U.S.$13.0 million (2011: U.S.$9.3 million).

The interest payments in fiscal 2012 and 2011 comprised:

	Fiscal 2012	Fiscal 2011
	($ million)
Interest on the U.S.$1 billion 4.875% guaranteed notes due October 7, 2020	49.6	50.0
Interest on borrowings to fund capital expenditure and operating costs at the South African operations	16.4	1.4
Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan	3.4	3.5
Interest on the $1 billion Syndicated Revolving credit facility	7.8	2.5
Interest on the Split-tenor Revolving credit facility	1.1	2.1
Interest on $500 million syndicated revolving credit facility	1.8	—
Interest on the non-convertible redeemable preference shares	—	1.3
Interest on DMTN Program (Commercial Paper)	—	1.1
Interest on the $60 million Senior Secured Revolving credit facility	1.6	1.0
Other interest charges	1.4	0.7

Gross interest paid	83.1	63.6

Interest on the U.S.$1 billion guaranteed notes remained primarily unchanged at U.S.$49.6 million in fiscal 2012.

Interest on borrowings to fund capital expenditure and operating costs at the South African operations increased from U.S.$1.4 million in fiscal 2011 to U.S.$16.4 million in fiscal 2012 due to additional borrowings to fund working capital requirements of the South African operations due to the fire at the Ya Rona mine shaft and the illegal strike action.

Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan remained similar at U.S.$3.4 million in fiscal 2012.

Interest on the U.S.$1 billion Syndicated Revolving credit facility, Split-tenor Revolving credit facility and U.S.$500 million syndicated revolving credit facility increased from U.S.$4.6 million in fiscal 2011 to U.S.$10.7 million in fiscal 2012 due to additional borrowings.

Interest on the non-convertible Gold Fields’ preference shares decreased from U.S.$1.3 million in fiscal 2011 to U.S.$nil million in fiscal 2012 due to the redemption of the preference shares in fiscal 2011. See “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

Interest on DMTN Program decreased from U.S.$1.1 million in fiscal 2011 to U.S.$nil million in fiscal 2012 due to the repayment of the commercial paper in fiscal 2011.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During fiscal 2012, U.S.$13.0 million was capitalized in respect of the South Deep’s mine development and ventilation shaft deepening projects compared to U.S.$9.3 million in fiscal 2011 in respect of the same.

(Loss)/gain on financial instruments

Gain on financial instruments was U.S.$4.4 million in fiscal 2011 compared to a loss of U.S.$0.4 million in fiscal 2012.

The realized loss of U.S.$0.4 million in fiscal 2012 comprised:

$ million
Mark-to-market valuation of exploration junior warrants	(1.1)
Gain on Australian diesel hedge	0.5
Other	0.2

(0.4)

The realized gain of U.S.$4.4 million in fiscal 2011 comprised:

$ million
Gain on receipt of 15 million shares in Timpetra Resources Limited(1)	3.2
Mark-to-market gain on Atacama Pacific Corporation warrants	1.0
Other	0.2

4.4

Note:

(1)	During fiscal 2011, 15 million Timpetra Resources Limited shares valued at U.S.$3.2 million were received in exchange for the Central Victoria tenements, or CVT, an Australian exploration project previously owned by Gold Fields. Because Gold Fields expensed CVT costs as incurred, on exchange of CVT for Timpetra shares, a financial gain of U.S.$3.2 million arose.

(Loss)/gain on foreign exchange

Gold Fields recognized an exchange loss of U.S.$13.8 million in fiscal 2012 compared to an exchange gain of U.S.$9.1 million in fiscal 2011.

The loss of U.S.$13.8 million in fiscal 2012 comprises:

$ million
Exchange loss on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	(10.1)
Gain on repayment of U.S. dollar denominated intercompany loans	(3.7)

(13.8)

The gain of U.S.$9.1 million in fiscal 2011 comprises:

$ million
Gain on repayment of U.S. dollar denominated intercompany loans	4.1
Exchange gain on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	5.0

9.1

Profit/(loss) on disposal of listed investments

During fiscal 2012 and 2011, Gold Fields liquidated certain non-current investments. The gain on disposal of listed investments increased from U.S.$12.8 million in fiscal 2011 to U.S.$27.6 million in fiscal 2012.

The gain of U.S.$27.6 million in fiscal 2012 resulted from the following sales:

$ million
Gain on the sale of 5.6 million shares in Atacama Pacific Corporation	7.7
Gain on the sale of 14.0 million shares in GoldQuest Mining Corporation	21.5
Loss on the sale of 15.4 million shares in Evolution Mining Limited	(1.6)

27.6

The gain on of U.S.$12.8 million in fiscal 2011 resulted from the following sales:

$ million
Gain on the sale of 12.5 million shares in Gold One International Limited	7.2
Gain on exchange of 51.8 million Conquest Mining Limited shares for 15.5 million shares in Evolution Mining Limited	5.6

12.8

Impairment of listed investments

The charge in fiscal 2011 was U.S.$0.5 million compared with U.S.$10.5 million in fiscal 2012. The charge of U.S.$10.5 million in fiscal 2012 relates to the impairment of Northam Platinum Limited of U.S.$8.9 million and impairment of U.S.$1.6 million on various offshore listed exploration investments to their market values. The charge of U.S.$0.5 million in fiscal 2011 relates to impairment of various offshore listed exploration investments to their market values. The decline in market value below the carrying value of these investments was determined to be other than temporary.

Royalties

Royalties of U.S.$149.7 in fiscal 2011 compared with U.S.$151.2 million in fiscal 2012. Royalties in fiscal 2012 increased in line with higher revenues and profits at the international operations as well as an increase in the royalty rate in Ghana from 3% to 5% from April 1, 2011, partially offset by lower royalties at the South African operations due to the decrease in production and a weakening of the Rand against the U.S. dollar.

Other expenses

Other expenses represents miscellaneous corporate expenditure not allocated to the operations, net of miscellaneous revenue items such as scrap sales and rental income. In fiscal 2011, there were other expenses of U.S.$79.3 million compared with U.S.$77.4 million in fiscal 2012.

Other expenses in fiscal 2012 and fiscal 2011 consisted of miscellaneous items which included:

•	Corporate social investment and sponsorship costs;

•	Research and development into mechanized mining;

•	Loan facility charges;

•	Share-based compensation for service entities;

•	Restructuring costs as part of the business process re-engineering; and

•	Legal fees paid as a result of a dispute with a former mining contractor at the Ghanaian operation

Income and mining tax expense

Income and mining tax expense decreased from U.S.$552.0 million in fiscal 2011 to U.S.$291.9 million in fiscal 2012. The table below sets forth Gold Fields’ effective tax rate for fiscal 2012 and fiscal 2011, including normal and deferred tax.

	Fiscal
	2012	2011
Effective tax expense rate	29.3%	36.6%

As noted in “—Overview—Income and Mining Taxes”, during the budget speech in February 2012 the South African Minister of Finance announced that STC would be abolished. This resulted in there being only one gold mining formula to calculate mining income taxes. The revised formula was enacted on April 1, 2012, with effect from January 1, 2012, and resulted in a reduction in the maximum South African tax rate for mining companies from 43% to 34%.

In fiscal 2012, the effective tax expense rate of 29.3% was lower than the maximum South African mining statutory tax rate of 34% mainly due to the tax-effect of the following:

•	U.S.$34.5 million adjustment relating to the difference between the maximum rate and the actual rate arising from the application of the South African gold mining formula rate calculation;

•	U.S.$17.8 million adjustment to reflect the actual realized company tax rates in South Africa and offshore;

•

U.S.$137.3 million deferred tax release on reduction of the estimated future tax rate for brought forward deferred tax liabilities due to the reduction in the maximum mining rate and consequent impact in the gold mining tax rate formula in South Africa; and.

•

U.S.$58.2 million reversal of a portion of a valuation allowance previously raised against deferred tax assets. During fiscal 2012, the Group reversed a portion of the valuation allowance against unredeemed capital expenditure and net operating losses to the extent that there is sufficient future taxable income. In making this determination, the Group analyzed, amongst other things, the recent history of earnings and cashflows, forecasts of future earnings, the nature and timing of future deductions and benefits represented by deferred tax assets and the cumulative earnings for the last three years.

The above were offset by the following tax-effected charges:

•	U.S.$116.1 million of non-deductible expenditure comprising mainly share-based compensation of U.S.$23.8 million and U.S.$74.4 million exploration and feasibility and evaluation costs, and

•	U.S.$63.6 million deferred tax charge on increase in the tax rate in Ghana.

In fiscal 2011, the effective tax expense rate of 36.6% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	U.S.$239.2 million adjustment to reflect the actual realized company tax rates in South Africa and offshore;

•	U.S.$11.9 million reduction relating to the South African mining tax formula rate adjustment;

•	U.S.$22.0 million reversal of valuation allowance previously raised against deferred tax assets; and

•	U.S.$9.1 million deferred tax release on reduction of the estimated rate at the Peruvian operation.

The above were offset by the following tax-effected charges:

•

U.S.$199.0 million non-deductible expenditure comprising mainly U.S.$24.5 million share-based compensation, U.S.$92.8 million exploration and feasibility and evaluation costs and U.S.$35.9 million National Stabilization Levy in Ghana.

Impairment of investment in equity investee

The impairment of investment in equity investee was U.S.$6.8 million in fiscal 2011 compared with U.S.$nil million in fiscal 2012 and related to Rusoro. The market value and carrying value of Rusoro at December 31, 2012 and December 31, 2011 was U.S.$6.3 million and U.S.$13.2 million, respectively. Gold Fields owned 26.4% of Rusoro at the end of fiscal 2012 and fiscal 2011.

Share of equity investees’(losses)/profits

Share of equity investees’ profits was a profit of U.S.$4.0 million in fiscal 2011 and a loss of U.S.$51.7 million in fiscal 2012.

Gold Fields equity accounts for four associates; Rand Refinery Limited, Rusoro Mining Limited, Timpetra Resources Limited and from fiscal 2012, Far South East Gold Resources.

The Group’s 35% share of after-tax profits in Rand Refinery Limited was U.S.$12.0 million in fiscal 2012 compared with U.S.$5.0 million in fiscal 2011.

The Group’s 26.4% share of after-tax losses accounted for in Rusoro Mining Limited was U.S.$13.4 million in fiscal 2012 compared with U.S.$nil million in fiscal 2011. The share of Rusoro’s fiscal 2012 loss took into account U.S.$924.3 million impairment as a result of the expropriation of all of the company’s mining concessions, property, plant and equipment and mineral properties in Venezuela. The value of the investment is now below nil.

In August 2011, the late President of Venezuela Hugo Chavez Frias approved a decree with force of organic law which reserves to the State of Venezuela exclusive rights for the extraction of gold in Venezuela. The decree was subsequently approved by the Supreme Court of Venezuela and it was published in the Official Gazette of Venezuela in September 2011. The Venezuelan State announced that it is seeking a controlling stake of 55% in Rusoro and as such, Rusoro would be compensated for its decrease in ownership. The deadline to negotiate the compensation with the Venezuelan government lapsed and all assets and operations reverted to the Venezuelan government who took possession and control of the company. Rusoro filed a Request for Arbitration against the government due to non-payment of a fair, prompt and timely compensation as a result of the nationalization.

During fiscal 2011, the Group acquired a 21.8% interest in Timpetra Resources Limited as a result of receiving 15 million Timpetra Resources Limited shares valued at U.S.$3.2 million. Timpetra Resources is an Australian listed junior exploration company and the shares were received in exchange for the Central Victoria tenements, an Australian exploration project previously owned by St. Ives. The Group’s 21.8% share of after-tax losses in Timpetra was U.S.$0.2 million during fiscal 2012 and U.S.$1.0 million in fiscal 2011.

Gold Fields paid U.S.$10.0 million in option fees to Lepanto Consolidated Mining Company during the six month period ended December 31, 2010. In addition, Gold Fields paid non-refundable down payments of U.S.$66.0 million during the year ended December 31, 2011 and U.S.$44.0 million during the six month period ended December 31, 2010 to Liberty Express Assets in accordance with the agreement concluded whereby the Group has the option to acquire 60% of FSE. On March 31, 2012, Gold Fields acquired 40% of the issued share capital of FSE by contributing an additional U.S.$110.0 million in accordance with the agreement’s terms. The Group’s share of losses in FSE was U.S.$50.1 million in fiscal 2012.

Net income

As a result of the factors discussed above, Gold Fields’ net income was U.S.$652.5 million in fiscal 2012, compared with net income of U.S.$953.0 million in fiscal 2011.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests was U.S.$71.5 million in fiscal 2011 compared to a loss of U.S.$1.8 million in fiscal 2012. Due to the purchase of noncontrolling interests in Tarkwa, Damang, Cerro Corona in the first half of fiscal 2011 and Living Gold in the first half of fiscal 2012, net income attributable to noncontrolling interests decreased.

The noncontrolling interests in Gold Fields Ghana (Tarkwa) and Abosso Goldfields (Damang) remained at 10.0% during fiscal 2012; at La Cima (Cerro Corona) noncontrolling interest decreased from 1.5% in fiscal 2011 to 1.4 % in fiscal 2012 (effective interest for the year of 1.5%) and at Living Gold (Pty) Limited, noncontrolling interest increased from 0.0% in fiscal 2011 to 10.0% in fiscal 2012 (effective interest for the year of 10.0%).

The noncontrolling interest in Canteras del Hallazgo remained at 49.0% (fiscal 2011: 49.0%). Canteras del Hallazgo is a subsidiary company that owns the Chucapaca project.

The amounts making up the noncontrolling interests in fiscal 2012 and 2011 were:

	Effective interest	Fiscal 2012	Effective interest	Fiscal 2011
Gold Fields Ghana Limited—Tarkwa	10.0%	20.6	19.1%	72.0
Abosso Goldfields—Damang	10.0%	(0.3)	19.9%	13.6
La Cima—Cerro Corona	1.5%	3.1	7.4%	14.9
Canteras del Hallazgo	49.0%	(25.3)	49.0%	(28.9)
Living Gold (Pty) Limited	10.0%	0.1	3.4%	(0.1)

		(1.8)		71.5

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, net income attributable to Gold Fields shareholders was U.S.$654.3 million in fiscal 2012 compared to U.S.$881.5 million in fiscal 2011.

Years Ended December 31, 2011 and June 30, 2010

Revenues

Product sales increased by U.S.$1,635.8 million, or 39.3%, from U.S.$4,164.3 million in fiscal 2010 to U.S.$5,800.1 million in fiscal 2011. The increase in product sales was primarily due to an increase in the average realized gold price of 44.6% from U.S.$1,085 per ounce in fiscal 2010 to U.S.$1,569 per ounce in fiscal 2011 and an increase in the average realized copper price of 30.1% from U.S.$6,273 per tonne to U.S.$8,160 per tonne, coupled with a decrease of approximately 0.14 million equivalent ounces, or 3.6%, in total equivalent gold sold, from 3.837 million ounces in fiscal 2010 to 3.697 million ounces in fiscal 2011.

At the Cerro Corona operation in Peru copper production was converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At the South African operations, gold sales decreased from 1.93 million ounces in fiscal 2010 to 1.72 million ounces in fiscal 2011, primarily as a result of safety related stoppages and wage related industrial action. At KDC, gold sales decreased by 13.9% to 1.10 million ounces due to wage related industrial action and safety related stoppages, resulting in lower underground mining volumes at lower grades. At Beatrix, gold sales decreased from 0.39 million ounces to 0.35 million ounces mainly due to lower mining grade in the North section, lower volumes mined and lower mine call factor. At South Deep, gold sales increased from 0.26 million ounces in fiscal 2010 to 0.27 million ounces for fiscal 2011, through an increase in long hole stoping and benching, despite wage-related industrial action. The 38.5% increase in volumes mined was partly offset by a 19.0% decrease in underground yield from 6.3 grams per tonne to 5.1 grams per tonne, mainly due to lower production from the higher grade 95 3 West area and increased infrastructure development, which cuts through the lower grade reefs in the current mine area, required for access to additional de-stress mining projects.

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

	Fiscal 2010			Fiscal 2011			Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	Gold sold	Total cash costs(1)	Total production costs(2)	Gold sold	Total cash costs(1)	Total production costs(2)
	(‘000 oz)	($/oz)	($/oz)	(‘000 oz)	($/oz)	($/oz)	(%)	(%)
South Africa	1,933	741	925	1,720	982	1,231	33	33
KDC	—	—	—	1,100	963	1,206	N/A	N/A
Driefontein	710	691	826	—	—	—	N/A	N/A
Kloof	567	769	979	—	—	—	N/A	N/A
Beatrix	392	741	939	347	969	1,199	31	28
South Deep	264	816	1,056	273	1,073	1,376	31	30
Ghana	928	645	726	935	712	794	10	9
Tarkwa(3)	721	652	745	717	668	752	2	1
Damang(4)	207	621	661	218	855	932	38	41
Peru	390	348	505	383	447	632	28	25
Cerro Corona(5)	390	348	505	383	447	632	28	25
Australia(6)	586	692	957	659	849	1,150	23	20
St. Ives	421	755	1,073	465	882	1,244	17	16
Agnew	165	531	660	194	769	926	45	40

Total(7)(8)	3,837	—	—	3,697	—	—	—	—
Weighted average	—	670	844	—	835	1,050	25	24

Notes:

(1)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(2)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.
(3)	In fiscal 2010 and 2011, 0.513 million ounces and 0.576 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(4)	In fiscal 2010 and 2011, 0.147 million ounces and 0.175 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(5)	In fiscal 2010 and 2011, 0.315 million ounces and 0.356 million ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.

(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.
(7)	In fiscal 2010 and 2011, 3.494 million ounces and 3.485 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(8)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for fiscal 2011 and fiscal 2010.

	For the year ended December 31, 2011
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in $ million except as otherwise stated)(1)
Production Costs	1,028.7	335.1	299.0	450.3	173.9	401.2	145.7	158.8	(3.7)	2,989.0
Less:
G&A other than corporate costs	(14.6)	(2.9)	(3.1)	(29.8)	(2.9)	(8.0)	(5.0)	2.5	3.7	(60.1)
GIP adjustment(2)	—	—	—	12.0	1.4	0.8	1.4	(1.7)	—	13.9
Share-based payments	(16.9)	(5.8)	(5.1)	(4.3)	(1.8)	(2.5)	(0.8)	(3.2)	—	(40.4)
Plus: Employee termination costs	27.0	4.9	0.1	—	—	—	—	—	0.8	32.8
Royalties	35.5	4.6	2.1	51.0	15.5	18.4	7.9	14.7	—	149.7

Total cash costs(6)	1,059.7	335.9	293.0	479.2	186.1	409.9	149.3	171.1	0.8	3,084.9
Plus: Amortization(2)	238.9	71.1	76.6	53.9	14.8	161.1	27.2	66.1	20.5	730.1
Share-based payments	16.9	5.8	5.1	4.3	1.8	2.5	0.8	3.2	—	40.4
Rehabilitation	10.8	2.9	1.0	1.8	0.3	4.2	2.3	1.7	—	24.9

Total production costs(6)	1,326.3	415.7	375.7	539.2	203.0	577.7	179.6	242.1	21.3	3,880.3

Gold produced (‘000 oz)(3)	1,100.1	346.8	273.0	717.3	217.7	464.5	194.0	383.1	—	3,696.7
Gold sold (‘000 oz)	1,100.1	346.8	273.0	717.3	217.7	464.5	194.0	383.0	—	3,696.6
Total cash costs ($/oz)(4)	963	969	1,073	668	855	882	769	447	—	835
Total production costs ($/oz)(5)	1,206	1,199	1,376	752	932	1,244	926	632	—	1,050

Notes:

(1)	Calculated using an exchange rate of R7.22 per U.S.$1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	For the year ended December 2011, 3.485 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.
(6)	The total may not reflect the sum of the line items due to rounding.

	For the year ended June 30, 2010
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in $ millions except as otherwise stated)(1)
Production Costs	494.6	442.0	293.9	219.7	456.1	124.4	321.7	93.1	128.1	—	2,573.6
Less:
G&A other than corporate costs	5.5	4.6	2.9	1.6	18.3	2.4	6.1	2.9	1.4	—	45.7
GIP adjustment(2)	—	—	—	—	(6.4)	—	(4.1)	0.2	(0.6)	—	(10.9)
Exploration	—	—	—	—	—	—	12.0	6.3	—	—	18.3
Share-based payments	(7.1)	(6.4)	(4.1)	(3.2)	(3.2)	(1.5)	(1.3)	(0.7)	(2.1)	—	(29.6)
Plus: Employee termination costs	2.6	3.4	2.7	0.7	—	—	—	0.3	—	0.6	10.3
Royalties	5.8	1.1	0.7	0.5	29.0	8.2	11.6	4.4	10.3	—	71.6

Total cash costs(6)	490.4	435.5	290.3	216.1	470.0	128.7	318.0	87.7	135.5	0.6	2,572.8
Plus: Amortization(2)	84.0	109.7	71.2	59.5	62.1	6.5	129.3	19.1	59.7	19.2	620.3
Share-based payments	7.1	6.4	4.1	3.2	3.2	1.5	1.3	0.7	2.1	—	29.6
Rehabilitation	4.7	3.2	2.5	0.7	1.5	0.3	3.3	1.6	1.5	—	19.3

Total production costs(6)	586.2	554.8	368.1	279.5	536.8	137.0	451.9	109.1	198.8	19.8	3,242.0

Gold produced (‘000 oz)(3)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	393.6	—	3,841.0
Gold sold (‘000 oz)	709.8	566.5	391.9	264.8	720.7	207.4	421.1	165.2	389.9	—	3,837.3
Total cash costs ($/oz)(4)	691	769	741	816	652	621	755	531	348	—	670
Total production costs ($/oz)(5)	826	979	939	1,056	745	661	1,073	660	505	—	844

Notes:

(1)	Calculated using an exchange rate of R7.58 per U.S.$1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	In fiscal 2010, 3.497 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	For information on how Gold Fields has calculated total cash costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 4”.
(5)	For information on how Gold Fields has calculated total production costs per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 5”.
(6)	The total may not reflect the sum of the line items due to rounding.

Gold Fields’ weighted average total cash costs per ounce increased by U.S.$165 per ounce, or 24.6%, from U.S.$670 per ounce in fiscal 2010 to U.S.$835 per ounce in fiscal 2011.

The weighted average total cash costs at the South African operations increased by U.S.$241 per ounce, or 32.5%, from U.S.$741 per ounce in fiscal 2010 to U.S.$982 per ounce in fiscal 2011. This increase was as a result of the increase in electricity tariffs, inflationary increases, wage increases, the 4.7% strengthening of the Rand against the U.S. dollar and lower production.

The weighted average total cash costs at the West African operations increased by U.S.$67 per ounce, or 10.4%, from U.S.$645 per ounce in fiscal 2010 to U.S.$712 per ounce in fiscal 2011. This increase was as a result of the increase in electricity tariffs and fuel prices.

The weighted average total cash costs per ounce at the South American operation increased by U.S.$99 per ounce, or 28.4%, from U.S.$348 per ounce in fiscal 2010 to U.S.$447 per ounce in fiscal 2011. This increase was due to the decrease in gold equivalent ounces sold and the increase in statutory workers participation as a result of increased profits.

The weighted average total cash costs per ounce at the Australasian operations increased by U.S.$157 per ounce, or 22.7%, from U.S.$692 per ounce in fiscal 2010 to U.S.$849 per ounce in fiscal 2011. This increase was due to inflationary increases, wage increases, increases in fuel prices and contractor costs at St. Ives and the increase in more expensive ounces mined from Songvang at Agnew. This was partially offset by increased production at both St. Ives and Agnew.

Production costs

Production costs increased by U.S.$415.4 million, or 16.1%, from U.S.$2,573.6 million in fiscal 2010 to U.S.$2,989.0 million in fiscal 2011.

This increase was due to the 4.7% strengthening of the South African Rand against the U.S. dollar, inflationary increases, annual wage increases, increases in electricity tariffs in South Africa and Ghana, increases in fuel prices in Ghana and Australia, an increase in production in Australia and the increase in statutory workers participation in Cerro Corona as a result of increase in profits.

Depreciation and amortization

Depreciation and amortization charges increased by U.S.$114.2 million, or 18.1%, from U.S.$631.1 million in fiscal 2010 to U.S.$745.3 million in fiscal 2011. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa the increase was due to the stronger Rand, the increase in short life ore reserve development which is amortized over a shorter period at KDC and the capital build-up at South Deep. The increase in Ghana was mainly at Tarkwa due to the increase in production and additional amortization on the CIL expansion and the high pressure grinding rolls (HPGR). In Australia the increase was mainly due to the increase in production at St. Ives where amortization rates on the Formidable pit, Mars Minotaur Link and Diana pit is much higher than that of the previously mined Leviathan pit.

The table below depicts the changes from June 30, 2010 to December 31, 2011 for proven and probable reserves above current infrastructure and for the LoM for each operation and the resulting impact on the amortization charge in fiscal 2010 and 2011, respectively. The LoM information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the LoM for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2011 became effective on January 1, 2012.

	Proven and probable reserves as of			Life of mine(1)		Amortization for the year ended
	June 30, 2010	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	June 30, 2010	Dec 31, 2011
	(’000 oz)			(years)		(U.S.$ million)
South African Region
KDC	17,600	16,500	16,600	19	17	193.8	238.9
Beatrix	5,400	5,500	5,000	13	15	71.2	71.1
South Deep	16,900	28,800	30,000	54	69	59.5	76.6
West African Region
Tarkwa(2)	9,900	9,300	10,300	14.5	13	54.9	79.4
Damang(3)	2,100	2,000	3,400	9.5	14	6.6	13.2
South American Region
Cerro Corona(4)	2,700	2,700	6,100	16	17	60.3	64.4
Australasian Region(5)
St. Ives	2,300	2,800	2,800	5	7	136.8	155.9
Agnew	1,200	1,300	1,300	6	8	15.5	25.3
Corporate and other	—	—	—			19.0	20.5

Total	58,100	68,900	75,500			631.1	745.3

Reserves below infrastructure(6)	21,300	9,500	9,600

Total reserves(7)	79,400	78,400	85,100

Notes:

(1)	The LoM for each operation shown in the above table differs from that shown in “Information on the Company—Gold Fields’ Mining Operations.” The LoM in the above table is based on the above infrastructure proven and probable reserves, whereas the LoM information in “Information on the Company—Gold Fields’ Mining Operations” is based on both above and below infrastructure proven and probable reserves.
(2)	As of June 30, 2010, December 31, 2010 and December 31, 2011 reserves of 7.038 million ounces, 6.576 million ounces and 9.310 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(3)	As of June 30, 2010, December 31, 2010 and December 31, 2011 reserves of 1.493 million ounces, 1.479 million ounces and 3.051 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(4)	As of June 30, 2010, December 31, 2010 and December 31, 2011 reserves of 2.179 million ounces, 2.156 million ounces and 6.011 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(5)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.
(6)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(7)	As of June 30, 2010, December 31, 2010 and December 31, 2011 reserves of 75.940 million ounces, 74.571 million ounces and 77.612 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West African and South American operations.

Corporate expenditure

Corporate expenditure decreased from U.S.$54.5 million in fiscal 2010 to U.S.$37.6 million in fiscal 2011, a decrease of 31.0%. The decrease is mainly due to the strengthening of the Rand against the U.S. dollar and the effect of corporate restructuring which commenced during calendar 2010. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure decreased to R271.5 million in fiscal 2011 from R413.1 million in fiscal 2010 mainly due to the reallocation of costs to the operations as well as restructuring savings.

Employee termination costs

Employee termination costs increased from U.S.$10.3 million in fiscal 2010 to U.S.$32.8 million in fiscal 2011. The termination costs in fiscal 2011 and 2010 related primarily to restructuring at the South African operations as part of the BPR program.

Exploration expenditure

Exploration expenditure increased from U.S.$86.6 million in fiscal 2010 to U.S.$125.4 million in fiscal 2011, an increase of 44.8%. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Australia, Asia and North, South and Central America, with the increase in fiscal 2011 due primarily to a higher spend on advanced stage exploration projects; U.S.$14.7 million on Arctic platinum project in Finland and U.S.$23.0 million on Yanfolila in Mali, U.S.$15.0 million on FSE in the Philippines, U.S.$8.0 million on Woodjam in Canada and U.S.$4 million on Tacna, Moquequa and Amantina in Peru. Subject to continued exploration success, exploration expenditure is expected to be U.S.$110 million in fiscal 2012. See “Information on the Company—Growth & International Projects”.

Feasibility and evaluation costs

Feasibility and evaluation expenditure increased from nil in fiscal 2010 to U.S.$95.2 million in fiscal 2011, comprising U.S.$59.0 million on Chucapaca in Peru on a 100% basis, U.S.$17.4 million on the FSE project in the Philippines and U.S.$18.8 million on the Greater Damang project in Ghana.

(Loss)/profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment was U.S.$0.3 million in fiscal 2010 compared to a loss of U.S.$0.4 million in fiscal 2011.

The major disposals in fiscal 2011 related to the sale of various redundant assets primarily at Tarkwa, La Cima and KDC whereas in fiscal 2010, they related to the sale of surplus housing at Beatrix.

Impairment of assets

There was no impairment of assets in fiscal 2010 compared with U.S.$9.5 million in fiscal 2011. The impairment charge in fiscal 2011 resulted from the decision to reassess the optimal processing methodology for the oxides at Cerro Corona, where the current focus is on the evaluation of a heap leach operation to capture the value inherent in the oxide instead of a stand-alone oxide plant; the evaluation costs of which were written off this year.

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

In fiscal 2011, U.S.$0.1 million was charged to earnings compared with a U.S.$9.4 million credit to earnings in respect of Gold Fields’ obligations under these medical plans in fiscal 2010. The U.S.$0.1 million charge in fiscal 2011 comprises the annual interest and service charge. The U.S.$9.4 million credit comprises the annual interest and service charge and a decrease in the cross subsidization liability, partly due to the buy-out of 22 members. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge increased from U.S.$19.3 million in fiscal 2010 to U.S.$24.9 million in fiscal 2011. The increase is due primarily to the effect of higher estimated inflation for fiscal 2011 compared to fiscal 2010.

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

Interest and dividends

Interest and dividend income decreased from U.S.$40.2 million in fiscal 2010 to U.S.$25.4 million in fiscal 2011. The decrease was mainly due to lower interest rates in fiscal 2011 compared to fiscal 2010.

The interest and dividends received in fiscal 2011 of U.S.$25.4 million comprised U.S.$0.5 million in dividend income, U.S.$9.7 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$15.2 million on other cash and cash equivalent balances.

The interest and dividends received in fiscal 2010 of U.S.$40.2 million comprised U.S.$0.1 million in dividend income, U.S.$8.7 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$31.4 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds increased from U.S.$8.7 million in fiscal 2010 to U.S.$9.7 million in fiscal 2011 mainly due to a an interest adjustment on maturity, in November 2011, of a consumer-price-index-linked security comprising the trust fund investment portfolio.

Interest on cash balances decreased from U.S.$31.4 million in fiscal 2010 to U.S.$15.2 million in fiscal 2011 mainly due to the lower interest rates in fiscal 2011 compared with fiscal 2010.

Finance expense

Finance expense decreased from U.S.$65.2 million in fiscal 2010 to U.S.$54.3 million in fiscal 2011.

Net finance expense in fiscal 2011 consisted of gross interest payments of U.S.$63.6 million (2010: U.S.$71.7 million) partially offset by interest capitalized of U.S.$9.3 million (2010: U.S.$6.5 million).

The interest payments in fiscal 2011 and 2010 comprised:

	Fiscal 2011	Fiscal 2010
	(U.S.$ million)
Interest on the U.S.$1 billion 4.875% guaranteed notes due October 7, 2020	50.0	—
Interest on the U.S.$200 million Non-Revolving Senior Secured Term Loan	3.5	—
Interest on the U.S.$1 billion Syndicated Revolving credit facility	2.5	—
Interest on the Split-tenor Revolving credit facility	2.1	3.6
Interest on borrowings to fund capital expenditure and operating costs at the South African operations	1.4	24.0
Interest on the non-convertible redeemable preference shares	1.3	5.9
Interest on DMTN Program (Commercial Paper)	1.1	27.4
Interest on the U.S.$60 million Senior Secured Revolving credit facility	1.0	—
Forward cover costs on the foreign exchange contract taken out on the revolving credit facility	—	5.0
Interest on Project Finance loan—La Cima (Cerro Corona)	—	5.1
Other interest charges	0.7	0.7

Gross interest paid	63.6	71.7

Interest on the U.S.$1 billion guaranteed notes increased from nil in fiscal 2010 to U.S.$50.0 million in fiscal 2011 due to the issue of the notes on September 30, 2010.

Interest on borrowings to fund capital expenditure and operating costs at the South African operations decreased from U.S.$24.0 million in fiscal 2010 to U.S.$1.4 million in fiscal 2011 due to the repayment of the borrowings.

Interest on the non-convertible Gold Fields’ preference shares decreased from U.S.$5.9 million in fiscal 2010 to U.S.$1.3 million in fiscal 2011 because in March 2011, the entire outstanding balance of U.S.$90 million (including U.S.$1.5 million of associated interest) of preference shares to Rand Merchant Bank, was redeemed. See “—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources.”

Interest on DMTN Program decreased from U.S.$27.4 million in fiscal 2010 to U.S.$1.1 million in fiscal 2011 due to the repayment of the commercial paper in fiscal 2011.

Forward cover costs on the foreign exchange contract decreased from U.S.$5.0 million in fiscal 2010 to nil in fiscal 2011 due to the settlement of the forward cover on September 17, 2009.

Interest on the Project Finance loan decreased from U.S.$5.1 million in fiscal 2010 to nil in fiscal 2011 due to the facility being repaid on September 16, 2010.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During fiscal 2011, U.S.$9.3 million was capitalized in respect of the South Deep’s mine development and ventilation shaft deepening projects compared to U.S.$6.5 million in fiscal 2010 in respect of the same.

Gain/(loss) on financial instruments

Gain on financial instruments decreased from U.S.$27.7 million in fiscal 2010 to U.S.$4.4 million in fiscal 2011.

The realized gain in fiscal 2011 comprised:

U.S.$ million
Gain on receipt of 15 million shares in Timpetra Resources Limited(1)	3.2
Mark-to-market gain on Atacama Pacific Corporation warrants	1.0
Other	0.2

4.4

Note:

(1)	During fiscal 2011, 15 million Timpetra Resources Limited shares valued at U.S.$3.2 million were received in exchange for the CVT an Australian exploration project previously owned by Gold Fields. Because Gold Fields expensed CVT costs as incurred, on exchange of CVT for Timpetra shares, a financial gain of U.S.$3.2 million arose.

The realized gain in fiscal 2010 comprised:

U.S.$ million
Gain on receipt of 4 million top-up shares in Eldorado Gold Corporation(1)	53.6
Loss on the copper financial instruments	(25.9)
Loss on the International Petroleum Exchange Gasoil call option	(0.3)
Other	0.3

27.7

Note:

(1)	During fiscal 2010, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado. Subsequently, a further four million top-up shares were received from Eldorado. All of the Eldorado shares, including the top-up shares were liquidated during fiscal 2010, resulting in a total profit of U.S.$99.9 million, of which U.S.$53.6 million relating to the top-up shares was recognized as a gain on financial instruments.

The loss on copper financial instruments in fiscal 2010 was due to the forward sale, during June 2009, of 8,705 tonnes of Cerro Corona’s expected copper production for monthly deliveries from June 24, 2009 to June 23, 2010. The average forward price for the monthly deliveries was U.S.$5,001 per tonne. An additional 8,705 tonnes of Cerro Corona’s expected copper production for fiscal 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of U.S.$4,600 per tonne with full participation up to a maximum price of U.S.$5,400 per tonne.

Gain/(loss) on foreign exchange

Gold Fields recognized an exchange gain of U.S.$9.1 million in fiscal 2011 compared to an exchange loss of U.S.$8.5 million in fiscal 2010.

The gain of U.S.$9.1 million in fiscal 2011 comprises:

U.S.$ million
Gain on repayment of U.S. dollar denominated intercompany loans	4.1
Exchange gain on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	5.0

9.1

The loss of U.S.$8.5 million in fiscal 2010 comprises:

U.S.$ million
Loss on Australian dollar denominated intercompany loans	(6.4)
Exchange losses on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields various subsidiary companies	(2.1)

(8.5)

Profit/(loss) on disposal of listed investments

During fiscal 2011 and 2010, Gold Fields liquidated certain non-current investments. The gain on disposal of listed investments decreased from U.S.$111.7 million in fiscal 2010 to U.S.$12.8 million in fiscal 2011.

The gain on of U.S.$12.8 million in fiscal 2011 resulted from the following sales:

U.S.$ million
Gain on the sale of 12.5 million shares in Gold One International Limited	7.2
Gain on exchange of 51.8 million Conquest Mining Limited shares for 15.5 million shares in Evolution Mining Limited	5.6

12.8

The gain of U.S.$111.7 million in fiscal 2010 resulted from the following sales:

U.S.$ million
Gain on exchange of 58 million Sino Gold shares for 28 million shares in Eldorado Gold Corporation(1)	59.0
Gain on sale of 32 million Eldorado Gold Corporation shares acquired through the Sino Gold Inc. share exchange (28 million) plus a further 4 million top-up shares	46.2
Gain from sale of Troy Resources shares	3.9
Gain from sale of Orezone Resources shares	1.3
Gain from sale of equity shares held through the New Africa Mining Fund	1.1
Gain from sale of Aquarius Platinum Ltd	0.2

111.7

Note:

(1)	During fiscal 2010, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado. Subsequently, a further four million top-up shares were received from Eldorado. All of the Eldorado shares, including the top-up shares were liquidated during fiscal 2010, resulting in a total profit of U.S.$99.9 million, of which U.S.$53.6 million relating to the top-up shares was recognized as a gain on financial instruments.

Impairment of listed investments

The charge in fiscal 2010 was U.S.$8.1 million compared with U.S.$0.5 million in fiscal 2011 and relates to the impairment of various offshore listed exploration investments to their market values. The decline in market value below the carrying value of these investments was determined to be other than temporary.

Royalties

Royalties of nil in fiscal 2010 compared with U.S.$149.7 million in fiscal 2011. In fiscal 2010, royalties were classified as income and mining tax expense. The reason for the classification is explained below.

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

Other expenses

Other expenses represents miscellaneous corporate expenditure not allocated to the operations, net of miscellaneous revenue items such as scrap sales and rental income. In fiscal 2010, there were other expenses of U.S.$45.0 million compared with U.S.$79.3 million in fiscal 2011. The increase in fiscal 2011 is in part attributable to the stronger Rand against the U.S. dollar.

Other expenses in fiscal 2011 and fiscal 2010 consisted of miscellaneous items which included:

•	Corporate social investment and sponsorship costs;

•	Research and development into mechanized mining;

•	Share-based compensation for service entities;

•	Loan facility charges;

•	Restructuring costs as part of the business process re-engineering; and

•	Legal fees paid as a result of a dispute with a former mining contractor at the Ghanaian operation

Income and mining tax expense

Income and mining tax expense increased from U.S.$358.4 million in fiscal 2010 to U.S.$552.0 million in fiscal 2011. The table below sets forth Gold Fields’ effective tax rate for fiscal 2011 and fiscal 2010, including normal and deferred tax.

	Fiscal
	2011	2010
Effective tax expense rate	36.6%	42.1%

In fiscal 2011, the effective tax expense rate of 36.6% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	U.S.$239.2 million adjustment to reflect the actual realized company tax rates in South Africa and offshore;

•	U.S.$11.9 million reduction relating to the South African mining tax formula rate adjustment;

•	U.S.$22.0 million reversal of valuation allowance previously raised against deferred tax assets; and

•	U.S.$9.1 million deferred tax release on reduction of the estimated rate at the Peruvian operation.

The above were offset by the following tax-effected charges:

•

U.S.$199.0 million non-deductible expenditure comprising mainly U.S.$24.5 million share-based compensation, U.S.$92.8 million exploration and feasibility and evaluation costs and U.S.$35.9 million National Stabilisation Levy in Ghana.

In fiscal 2010, the effective tax expense rate of 42.1% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	U.S.$62.7 million adjustment to reflect the actual realized company tax rates in South Africa and internationally;

•	U.S.$16.6 million reduction relating to the South African mining tax formula rate adjustment; and

•

U.S.$27.4 million net adjustment comprising U.S.$80.7 million of profit on disposal of investments and the gain on financial investments relating to the Eldorado top-up shares, which are subject to capital gains tax rather than income tax and deductible royalties, offset by U.S.$53.3 million comprising non-deductible charges, mainly share-based compensation and exploration expense.

The above were offset by the following tax-effected charges:

•	U.S.$71.6 million of royalties and levies at the South African, West African, Australasian and South American operations;

•	U.S.$8.3 million in additional valuation allowance raised against deferred tax assets; and

•	U.S.$23.9 million of capital gains tax on taxable gains on disposal of investments.

Impairment of investment in equity investee

The impairment of investment in equity investee was nil in fiscal 2010 compared with U.S.$6.8 million in fiscal 2011 and related to Rusoro. The market value and carrying value of Rusoro at December 31, 2011 was U.S.$13.2 million. Gold Fields owned 26.4% of Rusoro at the end of fiscal 2011 and fiscal 2010.

Share of equity investees’ profits/(losses)

Share of equity investees’ profits increased from a loss of U.S.$22.7 million in fiscal 2010 to a profit of U.S.$4.0 million in fiscal 2011.

Gold Fields equity accounts for three associates; Rand Refinery Limited, Rusoro Mining Limited and as from fiscal 2011, Timpetra Resources Limited.

The Group’s 35% share of after-tax profits in Rand Refinery Limited was U.S.$5.0 million in fiscal 2011 compared with U.S.$8.4 million in fiscal 2010.

The Group’s 26.4% share of after-tax profits in Rusoro Mining Limited was nil in fiscal 2011 compared with a loss of U.S.$31.1 million in fiscal 2010. The share of Rusoro’s fiscal 2010 loss took into account U.S.$27.9 million translation loss as a result of applying hyper-inflation accounting to its investments in Venezuela.

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

During fiscal 2011, the Group acquired a 21.8% interest in Timpetra Resources Limited as a result of receiving 15 million Timpetra Resources Limited shares valued at U.S.$3.2 million. Timpetra Resources is an Australian listed junior exploration company and the shares were received in exchange for the Central Victoria tenements, an Australian exploration project previously owned by St. Ives. The Group’s 21.8% share of after-tax losses in Timpetra was U.S.$1.0 million during fiscal 2011.

Net income

As a result of the factors discussed above, Gold Fields’ net income was U.S.$953.0 million in fiscal 2011, compared with net income of U.S.$470.3 million in fiscal 2010.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests was U.S.$79.3 million in fiscal 2010 compared to U.S.$71.5 million in fiscal 2011. Due to the purchase of noncontrolling interests in Tarkwa, Damang, Cerro Corona and Living Gold during the first half of fiscal 2011, net income attributable to noncontrolling interests decreased.

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

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, net income attributable to Gold Fields shareholders was U.S.$881.5 million in fiscal 2011, compared to U.S.$391.0 million in fiscal 2010.

Six-Month Periods Ended December 31, 2010 and 2009

Revenues

Product sales increased by U.S.$540.3 million, or 26.7%, from U.S.$2,023.9 million in the six month period ended December 31, 2009 to U.S.$2,564.2 million in the six month period ended December 31, 2010. The increase in product sales was primarily due to an increase in the average realized gold price of 25.9% from U.S.$1,026 per ounce in the six month period ended December 31, 2009 to U.S.$1,292 per ounce in the six month period ended December 31, 2010 and an increase in the average realized copper price of 27.5% from U.S.$5,634 per tonne to U.S.$7,182 per tonne.
At the Cerro Corona operation in Peru copper production was converted to equivalent gold ounces on a monthly basis using average copper and gold prices for the month in which the copper was produced.

At the South African operations, gold sales decreased from 1.05 million ounces in the six month period ended December 31, 2009 to 0.98 million ounces in the six month period ended December 31, 2010 primarily as a result of lower underground grades. At KDC, gold sales decreased by 8.8% from 0.70 million ounces to 0.63 million ounces as a result of lower grades mined and processed.

At Beatrix, gold sales decreased by 7.0% from 0.22 million ounces in the six month period ended December 31, 2009 to 0.20 million ounces in the six month period ended December 31, 2010 due to lower mining volumes. At South Deep, gold sales increased 6.8%, from 0.14 million ounces in six month period ended December 31, 2009 to 0.15 million ounces for the six month period ended December 31, 2010, in line with anticipated production build-up.

At the West African operations, total gold sales increased from 0.44 million ounces in the six month period ended December 31, 2009 to 0.48 million ounces in the six month period ended December 31, 2010.

This was mainly due to a 20.9% increase in gold sales at Damang from 0.10 million ounces in six month period ended December 31, 2009 to 0.12 million ounces in the six month period ended December 31, 2010. Gold sales increased at Damang mainly as a result of the commissioning of the secondary crusher in May 2010, which improved throughput and grades, as well as a 13 day shutdown in December 2009. Tarkwa’s gold sales increased by 4.1% from 0.35 million ounces to 0.36 million ounces due to an increase in mill throughput.

At the South American operation of Cerro Corona in Peru, total gold equivalent sales increased by 6.5% from 0.19 million gold equivalent ounces in the six month period ended December 31, 2009 to 0.20 million gold equivalent ounces in the six month period ended December 31, 2010, because of higher gold grades mined and processed.

At the Australasian operations, total gold sales increased from 0.29 million ounces in the six month period ended December 31, 2009 to 0.32 million ounces in the six month period ended December 31, 2010. At St. Ives, gold sales increased by 23.8% from 0.20 million ounces to 0.24 million ounces due to an increase in underground tonnes processed and higher head grades from surface and underground. At Agnew, gold sales decreased by 14.2% from 0.09 million ounces in the six month period ended December 31, 2009 to 0.08 million ounces in the six month period ended December 31, 2010 due to restricted underground stope access at Kim South.

All percentage increase or decrease calculations above were made using full production figures.

Costs and Expenses

The following table sets out Gold Fields’ total ounces sold and weighted average total cash costs and total production costs per ounce for six month period ended December 31, 2009 and the six month period ended December 31, 2010.

	Six month period ended December 31, 2009			Six month period ended December 31, 2010			Percentage increase/ (decrease) in unit total cash costs	Percentage increase/ (decrease) in unit total production costs
	Gold sold	Total cash costs(s)(1)	Total production costs(2)	Gold sold	Total cash cost(1)	Total production costs(2)
	(‘000 oz)	(U.S.$ oz)		(‘000 oz)	(U.S.$ oz)		(%)
South Africa	1049	668	838	982	874	1094	30.8	30.5
KDC	695	649	804	634	860	1,075	32.5	33.7
Beatrix	217	680	867	202	868	1,066	27.6	23.0
South Deep	137	740	961	146	940	1,213	27.0	26.2
Ghana	445	604	672	479	682	769	12.9	14.4
Tarkwa(3)	348	612	675	362	696	773	13.7	14.5
Damang(4)	97	575	661	117	638	755	11.0	14.2
Peru	189	360	530	201	401	570	11.4	7.5
Cerro Corona(5)	189	360	530	201	401	570	11.4	7.5
Australia(6)	289	667	879	323	695	1037	4.2	18.0
St. Ives	196	759	1,028	243	716	1,128	(5.7)	9.7
Agnew	93	474	565	80	631	760	33.1	34.5

Total(7)(8)	1,972	—	—	1,985	—	—	—	—
Weighted average	—	624	782	—	753	962	20.7	23.0

Notes:

(1)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information”.
(2)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Total production costs per ounce is a non-U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/ (loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information”.

(3)	In the six month periods ended December 31, 2009 and 2010, 0.247 million ounces and 0.257 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(4)	In the six month periods ended December 31, 2009 and 2010, 0.069 million ounces and 0.083 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(5)	In the six month periods ended December 31, 2009 and 2010, 0.153 million ounces and 0.162 million ounces of sales were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation.
(6)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.
(7)	In the six month periods ended December 31, 2009 and 2010, 1.806 million ounces and 1.806 million ounces of sales, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Peru operations.
(8)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Gold Fields’ production costs to its total cash costs and total production costs for the six month period ended December 31, 2010 and the six month period ended December 31, 2009.

	Six month period ended December 31, 2010
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	523.3	170.5	138.8	258.6	73.1	162.1	49.9	74.1	—	1,450.3
Less:
G&A other than corporate costs	(5.3)	(1.5)	(0.8)	(11.8)	(1.3)	(3.2)	(1.8)	(0.9)	—	(26.5)
GIP adjustment(2)	—	—	—	(2.8)	0.5	10.3	0.7	1.6	—	10.3
Share-based payments	(6.5)	(2.1)	(1.8)	(1.0)	(0.8)	(0.5)	(0.4)	(1.5)	—	(14.6)
Exploration	—	—	—	—	—	(2.6)	(1.0)	—	—	(3.6)
Plus:
Employee termination costs	22.0	7.1	0.4	0.2	—	0.2	0.3	—	5.2	35.3
Royalties	11.8	1.3	0.9	8.7	3.1	7.6	2.5	7.3	—	43.3

Total cash costs(6)	545.5	175.3	137.5	251.9	74.6	173.9	50.2	80.6	5.2	1,494.7
Plus
Amortization(2)	126.0	36.7	37.7	26.9	12.8	98.7	9.2	31.3	10.9	389.4
Share-based payments	6.5	2.1	1.8	1.0	0.8	0.5	0.4	1.5	—	14.6
Rehabilitation	3.6	1.2	0.3	0.2	0.1	1.0	0.7	0.4	—	7.6

Total production costs(6)	681.6	215.3	177.3	280.0	88.3	274.1	60.5	113.8	16.0	1,907.0

Gold produced (‘000 oz)(3)	634.0	202.0	146.2	362.0	116.9	243.0	79.6	199.5	—	1,983.3
Gold sold (‘000 oz)	634.0	202.0	146.2	362.0	116.9	243.0	79.6	201.2	—	1,984.9
Total cash costs (U.S.$/oz)(4) (6)	860	868	940	696	638	716	631	401	—	753
Total production costs (U.S.$/oz)(5)(6)	1,075	1,066	1,213	773	755	1,128	760	570	—	962

Notes:

(1)	Calculated using an exchange rate of R7.14 per U.S.$1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	In the six month period ended December 31, 2010, 1.806 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.

(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information”.
(5)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Total production costs per ounce is a non-U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/ (loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information”.
(6)	The total may not reflect the sum of the line items due to rounding.

	Six month period ended December 31, 2009
	KDC	Beatrix	South Deep	Tarkwa	Damang	St. Ives	Agnew	Cerro Corona	Corporate	Group(6)
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	461.6	150.3	103.8	201.5	55.5	151.0	47.1	65.0	—	1,235.5
Less:
G&A other than corporate costs	(5.0)	(1.5)	(0.8)	(8.7)	(0.7)	(2.8)	(1.3)	(0.6)	—	(21.5)
GIP adjustment(2)	—	—	—	11.5	(1.2)	1.9	0.8	(1.0)	—	12.0
Share-based payments	(7.7)	(2.3)	(1.7)	(2.1)	(0.9)	(1.0)	(0.4)	(1.1)		(17.1)
Exploration	—	—	—	—	—	(5.2)	(4.6)	—	—	(9.8)
Plus:
Employee termination costs	2.6	1.3	—	—	—	—	—	—	0.3	4.2
Royalties	—	—	—	10.8	3.0	5.0	2.4	5.7	—	26.8

Total cash costs(6)	451.5	147.8	101.3	213.0	55.6	148.9	44.0	67.9	0.3	1,230.2
Plus
Amortization(2)	96.9	37.3	28.2	19.3	7.3	51.0	7.0	29.5	9.3	290.6
Share-based payments	7.7	2.3	1.7	2.1	0.9	1.0	0.4	1.1	—	17.1
Rehabilitation	3.2	1.0	0.3	0.4	0.1	0.8	1.0	0.5	—	7.3

Total production costs(6)	559.3	188.4	131.5	234.8	63.9	201.7	52.4	99.1	9.6	1,540.4

Gold produced (‘000 oz)(3)	695.4	217.2	136.9	347.9	96.7	196.3	92.8	186.9	—	1,970.1
Gold sold (‘000 oz)	695.4	217.2	136.9	347.9	96.7	196.3	92.8	189.0	—	1,972.2
Total cash costs (U.S.$/oz)(4) (6)	649	680	740	612	575	759	474	360	—	624
Total production costs (U.S.$/oz)(5)(6)	804	867	961	675	661	1,028	565	530	—	782

Notes:

(1)	Calculated using an exchange rate of R7.65 per U.S.$1.00.
(2)	The GIP adjustment excludes the non-cash portion of GIP which is included in amortization. GIP represents gold in the processing circuit, which is expected to be recovered.
(3)	In the six month period ended December 31, 2009, 1.806 million ounces of production were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Ghana and Cerro Corona operations.
(4)	Gold Fields has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand and the Australian dollar, compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial Information”.
(5)	Gold Fields has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand, and the Australian dollar compared with the U.S. dollar. Total production costs per ounce is a non-U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Gold Fields’ operational performance against that of its peer group, both for Gold Fields as a whole, and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/ (loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial Information”.
(6)	The total may not reflect the sum of the line items due to rounding.

Gold Fields’ weighted average total cash costs per ounce increased by U.S.$129 per ounce, or 20.7%, from U.S.$624 per ounce in six month period ended December 31, 2009 to U.S.$753 per ounce in the six month period ended December 31, 2010.

The weighted average total cash costs at the South African operations increased by U.S.$207 per ounce, or 31.0%, from U.S.$667 per ounce in six month period ended December 31, 2009 to U.S.$874 per ounce in the six month period ended December 31, 2010.

This increase was as a result of the 6.7% strengthening of the Rand against the U.S. dollar, above inflation wage increases and an increase in electricity tariffs.

The weighted average total cash costs at the West African operations increased by U.S.$78 per ounce, or 12.9%, from U.S.$604 per ounce in six month period ended December 31, 2009 to U.S.$682 per ounce in the six month period ended December 31, 2010. This increase was as a result of the increase in electricity tariffs.

The weighted average total cash costs per ounce at the South American operation increased by U.S.$41 per ounce, or 11.4%, from U.S.$360 per ounce in six month period ended December 31, 2009 to U.S.$401 per ounce in the six month period ended December 31, 2010. This increase was due to the increase in transport costs due to an increase in concentrate shipped as well as the increase in statutory workers participation.

The weighted average total cash costs per ounce at the Australasian operations increased by U.S.$28 per ounce, or 4.2%, from U.S.$667 per ounce in six month period ended December 31, 2009 to U.S.$695 per ounce in the six month period ended December 31, 2010. This increase was due to the 7.5% strengthening of the Australian dollar against the U.S. dollar partly offset by the increase in gold sales of 11.6%.

In the six month period ended December 31, 2010 exchange rate translations had a very significant effect on costs as the Rand strengthened 6.7% against the U.S. dollar from an average of 7.65 in six month period ended December 31, 2009 to 7.14 in the six month period ended December 31, 2010.

Production costs

Production costs, exclusive of depreciation and amortization, increased by U.S.$214.8 million, or 17.4%, from U.S.$1,235.5 million in the six month period ended December 31, 2009 to U.S.$1,450.3 million in the six month period ended December 31, 2010.

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

Depreciation and amortization

Depreciation and amortization charges increased by U.S.$98.8 million, or 34.0%, from U.S.$290.6 million in the six month period ended December 31, 2009 to U.S.$389.4 million in the six month period ended December 31, 2010. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines. In South Africa, the increase was due to the 6.7% stronger Rand, increased amortization on ore reserve development, additions to plant and machinery and the increase in short life ore reserve development (defined as development that creates assets with lives shorter than the LoM or shaft, including assets such as crosscuts, travelling ways, box holes) at KDC. The increase in amortization at Beatrix was due to an increase in short life ore reserve development and due to the project build-up at South Deep. The increase in Ghana was mainly due to the increase in production. Cerro Corona was similar as tonnes milled, on which amortization is based, remained constant. In Australia the increase was mainly due to the 7.5% stronger Australian dollar against the U.S. dollar, the increase in production and the amortization of the Morgan Stanley royalty for the six month period ended December 31, 2010 compared with only four months for the period ended December 31, 2009.

The table below depicts the changes from June 30, 2009 to December 31, 2010 for proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in the six month periods ended December 31, 2009 and 2010, respectively. The LoM information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the LoM for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant period (which are taken to be the same as at the end of the prior period and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the period. The ore reserve statement as at December 31, 2010 became effective after January 1, 2011.

	Proven and probable reserves as of			Life of mine as at		Amortization for the six month period ended
	June 30, 2009	June 30, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010
	(’000 oz)			(years)		(U.S.$ million)
South African Region
KDC	19,800	17,600	16,500	18	19	96.9	126.0
Beatrix	6,100	5,400	5,500	13	13	37.3	36.7
South Deep	17,200	16,900	28,800	42	54	28.2	37.7
West African Region
Tarkwa(1)	10,700	9,900	9,300	13	14.5	22.8	28.3
Damang(2)	1,800	2,100	2,000	10	9.5	7.8	12.7
South American Region
Cerro Corona(3)	2,800	2,700	2,700	15	16	29.3	31.8
Australasian Region(4)
St. Ives	2,300	2,300	2,800	5	5	52.1	96.1
Agnew	700	1,200	1,300	4	6	7.1	9.1
Corporate and other	—	—	—	—	—	9.1	11.0

Total	61,400	58,100	68,900	—	—	290.6	389.4
Reserves below infrastructure(5)	21,700	21,300	9,500	—	—	—	—

Total reserves(6)	83,100	79,400	78,400	—	—	—	—

Notes:

(1)	As of June 30, 2009, June 30, 2010 and December 31, 2010, reserves of 7.608 million ounces, 7.038 million ounces and 6.576 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Tarkwa operation.
(2)	As of June 30, 2009, June 30, 2010 and December 31, 2010, reserves of 1.280 million ounces, 1.493 million ounces and 1.479 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Damang operation.
(3)	As of June 30, 2009, June 30, 2010 and December 31, 2010, reserves of 2.260 million ounces, 2.179 million ounces and 2.156 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the Cerro Corona operation. However, amortization at Cerro Corona is based on tonnes milled being the most consistent parameter over the life of the mine.
(4)	The consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets, which affected the allocation of amortization between St. Ives and Agnew.
(5)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.
(6)	As of June 30, 2009, June 30, 2010 and December 31, 2010 reserves of 78.947 million ounces, 75.940 million ounces and 74.571 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to noncontrolling shareholders in the West African and South American operations.

Corporate expenditure

Corporate expenditure was U.S.$24.5 million in the six month period ended December 31, 2010 compared to U.S.$28.2 million in the six month period ended December 31, 2009, a decrease of 13.1%. The decrease is mainly due to the restructuring of the corporate office in Johannesburg, that took place in the six months period ended December 31, 2009. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure decreased from R180.0 million in the six month period ended December 31, 2009 to R148.0 million in the six month period ended December 31, 2010.

Employee termination costs

In the six month period ended December 31, 2010, Gold Fields incurred employee termination costs of U.S.$35.3 million compared to U.S.$4.3 million in the six month period ended December 31, 2009. The terminations related primarily to restructuring at the South African operations. The significant increase in 2010 is mainly due to employees opting for voluntary separation packages following the business process re-engineering exercise.

Exploration expenditure

Exploration expenditure was U.S.$53.2 million in the six month period ended December 31, 2010, an increase of 26.4% from U.S.$42.1 million in the six month period ended December 31, 2009. The bulk of the expenditure was incurred on a diversified pipeline of projects in Africa, Europe, Asia, Australia and North, South and Central America, with the increase in the six months to December 31, 2010 due primarily to a higher spend on advanced stage exploration projects; U.S.$8.3 million on Chucapaca in Peru, U.S.$6.4 million on the Far South East and U.S.$6.1 million on Yanfolila in Mali. Subject to continued exploration success, exploration expenditure is expected to be U.S.$143.0 million in the fiscal year ending December 31, 2011 (excluding expenditure in relation to FSE, Chucapaca and Arctic Platinum Project).

Feasibility and evaluation costs

Feasibility and evaluation costs were U.S.$9.3 million in the six month period ended December 31, 2010 compared to nil million in the six month period ended December 31, 2009. The costs were comprised of spending on the Chucapaca project in Peru of U.S.$6.3 million and the FSE in the Philippines of U.S.$3.0 million.

No feasibility and evaluation costs were incurred on these two projects during the six month period ended December 31, 2009 due to work programs only beginning in the six month period ended December 31, 2010.

Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment increased from U.S.$0.1 million in the six month period ended December 31, 2009 to U.S.$0.7 million in the six month period ended December 31, 2010.

The major disposals in the six month period ended December 31, 2010 related to the sale of equipment at South Deep, KDC, Agnew and La Cima compared to the sale of assets at KDC, Beatrix and La Cima in the six month period ended December 31, 2009.

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

In the six month period ended December 31, 2010, an amount of U.S.$0.1 million was credited to earnings, compared to U.S.$9.3 million in six month period ended December 31, 2009, in respect of Gold Fields’ obligations under these medical plans. The U.S.$9.3 million credit in the six month period ended December 31, 2009 and U.S.$0.1 million in six month period ended December 31, 2010 relate to the annual interest and service charge. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Gold Fields makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for the six month period ended December 31, 2010 was U.S.$10.9 million compared to U.S.$9.9 million in the six month period ended December 31, 2009. The increase is due primarily to the effect of translating accretion expenses at the South African operations at a stronger Rand against the U.S. dollar.

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

Interest and dividends

Interest and dividends amounted to U.S.$12.9 million in the six month period ended December 31, 2010 compared to U.S.$19.2 million in the six month period ended December 31, 2009. The decrease was mainly due to lower interest rates in the six month period ended December 31, 2010 compared to the six month period ended December 31, 2009.

The interest and dividends received in the six month period ended December 31, 2010 of U.S.$12.9 million comprised U.S.$4.2 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$8.7 million on other cash and cash equivalent balances.

The interest and dividends received in the six month period ended December 31, 2009 of U.S.$19.2 million comprised U.S.$4.6 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$14.6 million on other cash and cash equivalent balances.

Interest on cash balances decreased from U.S.$14.6 million in the six month period ended December 31, 2009 to U.S.$8.7 million in the six month period ended December 31, 2010 mainly due to lower interest rates in the six month period ended December 31, 2010.

Finance expense

Gold Fields recognized net finance expense of U.S.$31.7 million in the six month period ended December 31, 2010 compared to U.S.$31.3 million in the six month period ended December 31, 2009.

Net finance expense in the six month period ended December 31, 2010 consisted of gross interest payments of U.S.$36.4 million (2009: U.S.$33.7 million) partially offset by interest capitalized of U.S.$4.7 million (2009: U.S.$2.4 million).

The gross interest payments in the six month periods ended December 31, 2010 and 2009 comprised:

	Six month period ended December 31, 2010	Six month period ended December 31, 2009
	(U.S.$ millions)
Interest on the U.S.$1,000,000,000 4.875% guaranteed notes due October 7, 2020, or the Notes	10.8	—
Interest on the U.S.$200 million Non-revolving Senior Secured Term Loan	3.5	—
Interest on the non-convertible redeemable preference shares, or the Preference shares	3.1	2.9
Interest on R10 billion Domestic Medium Term Note program, or the DMTN Program	13.7	10.1
Interest on borrowings to fund capital expenditure and operating costs at the South African operations	2.7	9.0
Forward cover costs on the foreign exchange contract taken out on the revolving credit facility	—	5.4
Interest on Project Finance loan—La Cima (Cerro Corona)	1.1	2.7
Interest on the split-tenor revolving credit facility used to partially fund the Morgan Stanley Royalty, the acquisition of Glencar and capital expenditure in Cerro Corona in 2009	0.7	3.4
Other interest charges	0.8	0.2

Gross interest paid	36.4	33.7

Interest charges increased from U.S.$33.7 million to U.S.$36.4 million due to:

•	Higher average borrowings on the DMTN Program;

•	Interest charges arising from the new U.S.$1 billion notes issue and non-revolving senior secured term loan.

These increases were partly offset by:

•	Lower borrowings at the South African operations and the repayment of the Project Finance loan at Cerro Corona, and

•

The cancellation of the forward cover contract on the Western Areas loan in September 2009, resulting in no forward cover costs in the six month period ended December 31, 2010 compared to U.S.$5.4 million in the six month period ended December 31, 2009.

The overall strategy at South African operations was to move away from traditional bank debt and to access the commercial paper market in order to benefit from the lower interest rates offered by commercial paper. With the U.S.$1 billion Notes Issue in September 2010, loans under the DMTN program were repaid and replaced with the less expensive Notes.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use, at which time they will be amortized over the lives of the corresponding assets. During the six month period ended December 31, 2010, U.S.$4.7 million was capitalized in respect of the South Deep operation compared to U.S.$2.4 million in the six month period ended December 31, 2009.

Gain/(loss) on financial instruments

Gold Fields recognized a net gain on financial instruments of U.S.$1.0 million in the six month period ended December 31, 2010 compared to U.S.$28.2 million in six month period ended December 31, 2009.

The gain on financial instruments in the six months to December 31, 2010 related to the U.S.$1.4 million gain on marking to market of warrants in Atacama Pacific Corporation, partly offset by a U.S.$0.4 million loss on the Rand/ U.S.$ forward contract.

The realized net gain in the six month period ended December 31, 2009 comprised:

U.S.$ million
Gain on receipt of 4 million top-up shares in Eldorado Gold Corporation(1)	53.6
Loss on the copper financial instruments(2)	(25.0)
Loss on the International Petroleum Exchange Gasoil call option	(0.3)
Other	(0.1)

28.2

Notes:

(1)	During the six month period ended December 31, 2009, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado at a profit of U.S.$59.0 million. Subsequently, a further four million top-up shares, valued at U.S.$53.6 million were received from Eldorado and accounted for as gain on financial instruments. The 28 million Eldorado shares were liquidated during the six month period ended December 31, 2009, resulting in a profit of U.S.$36.3 million.
(2)	The loss on copper financial instruments in the six month period ended December 31, 2009 was due to the forward sale, during June 2009, of 8,705 tonnes of Cerro Corona’s expected copper production for monthly deliveries from June 24, 2009 to June 23, 2010. The average forward price for the monthly deliveries was U.S.$5,001 per tonne.

An additional 8,705 tonnes of Cerro Corona’s expected copper production for the six month period ended December 31, 2009 was hedged by means of a zero cost collar, guaranteeing a minimum price of U.S.$4,600 per tonne with full participation up to a maximum price of U.S.$5,400 per tonne. The above loss relates to 4,415 forward tonnes and 4,415 zero-cost collar tonnes.

(Loss)/gain on foreign exchange

Gold Fields recognized an exchange loss of U.S.$1.4 million in the six month period ended December 31, 2010 compared to U.S.$7.2 million in the six month period ended December 31, 2009.

The loss of U.S.$1.4 million in the six months to December 31, 2010 related to net exchange losses on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields’ various subsidiary companies.

The loss of U.S.$7.2 million in the six month period ended December 31, 2009 comprised:

U.S.$ million
Loss on Australian dollar denominated intercompany loans	(6.4)
Net exchange gains on cash and cash equivalent balances held in currencies other than the functional currencies of the Gold Fields’ various subsidiary companies	(0.8)

(7.2)

(Loss)/profit on disposal of listed investments

During the six month periods ended December 31, 2010 and 2009, Gold Fields liquidated certain non-current investments. In the six month period ended December 31, 2010, a loss of U.S.$0.4 million was realized on disposal of investments held by New Africa Mining Fund compared to a gain of U.S.$99.2 million in the six month period ended December 31, 2009.

The gain of U.S.$99.2 million resulted from the following sales:

U.S.$ million
Gain on exchange of 58 million Sino Gold shares for 28 million shares in Eldorado Gold Corporation(1)	59.0
Gain on sale of 28 million Eldorado Gold Corporation shares acquired through the Sino Gold Inc. share exchange	36.3
Gain from sale of Troy Resources shares	3.9

99.2

Note:

(1)	During the six month period ended December 31, 2009, 58 million Sino Gold shares were exchanged for 28 million shares in Eldorado at a profit of U.S.$59.0 million. Subsequently, a further four million top-up shares, valued at U.S.$53.6 million were received from Eldorado and accounted for as gain on financial instruments. The 28 million Eldorado shares were liquidated during the six month period ended December 31, 2009, resulting in a profit of U.S.$36.3 million.

Impairment of listed investments

There was no impairment charge recognized in the six month period ended December 31, 2010 compared to a charge of U.S.$7.8 million in the six month period ended December 31, 2009. The impairment relates to various offshore listed exploration investments to their market value as at December 31, 2009. The decline in market value below the carrying value of these investments was determined to be other than temporary.

South African Equity Empowerment Transactions

The Mining Charter requires mining entities to achieve a 26% ownership of South African mining assets by HDSAs by the year 2014.

In fiscal year ended June 30, 2004, Gold Fields implemented its first 15% Black Economic Empowerment, or BEE, transaction with Mvelaphanda, a BEE partner. During the six month period ended December 31, 2010. Gold Fields implemented three empowerment transactions which enable the Group to achieve the 2014 BEE equity ownership targets.

The value of these transactions was U.S.$297.6 million (2009: U.S.$0 million) and were comprised of an employee share option plan, or ESOP, for 10.75% of GFIMSA; a broad-based BEE transaction for 10.0% of South Deep, and a broad-based BEE transaction for 1% of GFIMSA, excluding South Deep. For accounting purposes, these transactions qualify as share-based compensation costs.

The U.S.$297.6 million was comprised of U.S.$171.9 million for the ESOP, U.S.$10.2 million for the GFIMSA transaction and U.S.$115.5 million for the South Deep transaction.

Under the ESOP transaction, 13.5 million shares were issued to approximately 47,000 Gold Fields employees. These shares were valued on the grant date using the Gold Fields closing share price of R122.79 on December 22, 2010, adjusted by a marketability discount of 25.8% to reflect the value of the restrictions placed on these shares; that the eligible employees may not dispose of the shares until after 15 years from grant gate. The cost of this once-off share-based compensation was U.S.$171.9 million.

Under the GFIMSA transaction, 0.6 million shares were issued to broad-based BEE partners on December 23, 2010. The share-based compensation cost, based on the closing price of R118.51, was U.S.$10.2 million. These shares were not adjusted by a marketability discount because they had no trading restrictions.

The South Deep transaction amounted to U.S.$115.5 million and was made up of a preferred BEE dividend of U.S.$21.2 million and an equity component equivalent to U.S.$94.3 million. Under the South Deep transaction, a wholly-owned subsidiary company of Gold Fields was created to acquire 100% of the South Deep asset from GFIMSA. The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share and can convert to Class A ordinary shares over a twenty year period from the effective date of the transaction, December 6, 2010. The Class B ordinary shares will convert one-third after ten years and a third thereafter on each fifth year anniversary. For accounting purposes, the dividend represents a liability of Gold Fields to the Class B ordinary shareholders and qualifies as a share-based compensation. It has been valued at U.S.$21.2 million, of which U.S.$2.7 million has been classified as a short-term portion under accounts payable. The Rand based effective interest rate used to discount the future dividend payments was 9.55%.

The disposal of 10% of South Deep was subject to valuation adjustments relating to minority, liquidity and marketability discounts which resulted in an overall once-off share-based compensation expense of U.S.$94.3 million.

All but the dividend share-based compensation have been included within additional paid-in capital within shareholders’ equity. The long-term dividend liability component of the share-based compensation has been shown as other long-term liabilities.

Royalties

Royalties increased from U.S.$26.8 million in the six month period ended December 31, 2009 to U.S.$43.3 million in the six month period ended December 31, 2010 largely due to the increase in revenues and the fact that the South African operations only started paying royalties in the second half of fiscal year ended June 30, 2010, resulting in no royalty charges in the six month period ended December 31, 2009 for these operations. In the six month period ended December 31, 2009, royalties were classified as income and mining tax expense. The reason for the reclassification is explained below.

The classification of royalty expense at the Group’s operations requires judgment, particularly at the Group’s South African and Ghanaian operations, where the percentages to be applied in calculating royalties are influenced by the expenses incurred in generating those product sales (and therefore the profitability of the operations). In light of the continued increase in royalties at the Group’s international operations, and the fact that recent changes to the calculation of royalties in Ghana, representing the largest component of consolidated royalty expense, will going forward change the percentage to a predetermined 5% of product sales (regardless of the operating margin), Gold Fields has changed the classification of royalty expense in its consolidated financial statements from a component of “income and mining taxes” to “other expenses” in its consolidated statements of operations for the six month period ended December 31, 2010. Given the change in circumstances, Gold Fields considered it appropriate to change the presentation on a prospective basis.

Other expenses

Other expenses represent miscellaneous corporate expenditure not allocated to the operations, net of miscellaneous revenue items such as scrap sales and rental income. In the six month period ended December 31, 2010, there were other expenses of U.S.$36.8 million compared to U.S.$8.3 million in the six month period ended December 31, 2009. The increase is in part attributable to the stronger Rand against the U.S. dollar as well as restructuring costs incurred during the six month period ended December 31, 2010.

Other expenses in the six month period ended December 31, 2010 and six month period ended December 31, 2009 consisted of miscellaneous items which included:

•	social investment and sponsorship costs;

•	research and development costs into mechanized mining;

•	new loan facility charges;

•	share-based compensation for service entities;

•	restructuring costs incurred on business process re-engineering;

•	in the six month period ended December 31, 2010, legal fees paid as a result of a dispute with a mining contractor at the Ghanaian operation; and

•	in the six month period ended December 31, 2010, a write off of costs incurred on the Abosso Deeps feasibility study at Damang.

Income and mining tax expense

The income and mining tax expense decreased from U.S.$185.5 million in the six month period ended December 31, 2009 to U.S.$133.8 million in the six month period ended December 31, 2010. This decrease is explained below.

The table below sets forth Gold Fields’ effective tax rate for the six months ended December 31, 2010 and six months ended December 31, 2009, including normal and deferred tax.

	Six month period ended December 31,
	2010	2009
Effective tax expense rate	68.7%	36.1%

In the six month period ended December 31, 2010, the effective tax expense rate of 68.7% was higher than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	U.S.$74.3 million adjustment to reflect the actual realized company tax rates in South Africa and internationally;

•	U.S.$61.3 million deferred tax release on reduction of the estimated rate at the South African mining operations;

•	U.S.$10.4 million reduction relating to the South African mining tax formula rate adjustment; and

•	U.S.$10.3 million reversal of valuation allowance previously raised against deferred tax assets.

The above were offset by the following tax-effected charges:

U.S.$197.6 million non-deductible expenditure comprising mainly of U.S.$128.0 million BEE transaction costs, U.S.$11.6 share-based compensation, U.S.$25.9 million exploration, feasibility and evaluation costs and U.S.$12.6 million National Stabilization Levy in Ghana.

In the six month period ended December 31, 2009, the effective tax expense rate of 36.1% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of the following:

•	U.S.$58.3 million adjustment to reflect the actual realized company tax rates in South Africa and internationally; and

•	U.S.$15.3 million reduction relating to the South African mining tax formula rate adjustment.

The above were offset by the following tax-effected charges:

•	U.S.$26.8 million of royalties at the South African, West African, Australian and South American operations; and

•	U.S.$7.1 million non-deductible expenditure.

Share of equity investees’ profits/(losses)

Gold Fields equity accounts for two associates, Rand Refinery Limited and Rusoro Mining Limited.

The share of equity investees’ results increased from a share of profits of U.S.$3.1 million in the six month period ended December 31, 2009 to a share of profits of U.S.$4.9 million in the six month period ended December 31, 2010.

The Group’s 35% share of after-tax profits in Rand Refinery Limited was U.S.$5.5 million in six month period ended December 31, 2009 compared with U.S.$3.1 million in the six month period ended December 31, 2010.

The Group’s 26.4% share of after-tax losses in Rusoro Mining Limited was U.S.$2.4 million in the six month period ended December 31, 2009 compared with a share of after-tax profit of U.S.$1.8 million in the six month period ended December 31, 2010.

Net income

As a result of the factors discussed above, Gold Fields’ net income was U.S.$65.9 million in the six month period ended December 31, 2010, compared with net income of U.S.$332.1 million in the six month period ended December 31, 2009.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests represented an expense of U.S.$53.3 million in the six month period ended December 31, 2010 compared to U.S.$37.0 million in the six month period ended December 31, 2009.

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

The amounts making up the noncontrolling interest for the six month periods ended December 31, 2010 and 2009 were:

	Noncontrolling interest	2010	2009
Gold Fields Ghana—Tarkwa	28.9%	29.7	23.7
Abosso Goldfields—Damang	28.9%	13.1	7.4
La Cima—Cerro Corona	19.3%	17.7	6.0
Canteras del Hallazgo—Chucapaca project	49.0%	(6.9)	—
Living Gold (Pty) Limited	35.0%	(0.3)	(0.1)

		53.3	37.0

Net income attributable to Gold Fields shareholders

As a result of the factors discussed above, net loss attributable Gold Fields shareholders was U.S.$12.6 million in the six month period ended December 31, 2010, compared to net income of U.S.$295.1 million in the six month period ended December 31, 2009.

Liquidity and Capital Resources

Cash resources

Cash flows from operations

Net cash provided by operations in fiscal 2011 was U.S.$1,907.5 million compared with U.S.$1,146.9 million in fiscal 2012.

Gold Fields’ realized gold price increased from an average of U.S.$1,569 per ounce in fiscal 2011 to an average of U.S.$1,654 per ounce in fiscal 2012. Gold Fields’ realized copper price decreased from an average of U.S.$8,160 per tonne in fiscal 2011 to an average of U.S.$7,322 per tonne in fiscal 2012. The increase in realized gold price and decrease in realized copper price resulted in revenue from product sales decreasing by U.S.$248.3 million from U.S.$5,800.1 million in fiscal 2011 to U.S.$5,551.8 million in fiscal 2012.

The decrease in net cash provided by operations was further reduced by:

•

a negative movement of U.S.$78.8 million in working capital resulting from an investment of working capital of U.S.$80.3 million in fiscal 2011 compared to an investment of U.S.$159.1 million in fiscal 2012;

•	an increase of U.S.$201.4 million in production costs, which increased from U.S.$2,989.0 in fiscal 2011 to U.S.$3,190.4 million in fiscal 2012;

•

a U.S.$37.9 million increase in royalties paid from U.S.$125.1 million in fiscal 2011 to U.S.$163.0 million in fiscal 2012 mainly as a result of increased profitability at the international subsidiaries; and

•

a U.S.$102.3 million increase in taxes paid from U.S.$352.8 million in fiscal 2011 to U.S.$455.1 million in fiscal 2012 mainly as a result of the increased profitability of the international subsidiaries.

The net effect of the above was a U.S.$760.6 million decrease in cash flow provided by operations.

Net cash provided by operations in fiscal 2010 was U.S.$1,162.9 million compared with U.S.$1,907.5 million in fiscal 2011.

Gold Fields’ realized gold price increased from an average of U.S.$1,085 per ounce in fiscal 2010 to an average of U.S.$1,569 per ounce in fiscal 2011. Gold Fields’ realized copper price increased from an average of

U.S.$6,273 per tonne in fiscal 2010 to an average of U.S.$8,160 per tonne in fiscal 2011. The increase in realized price resulted in revenue from product sales increasing by U.S.$1,635.8 million from U.S.$4,164.3 million in fiscal 2010 to U.S.$5,800.1 million in fiscal 2011. The effect of the increased revenue on profit was further supported by a decrease of U.S.$8.1 million in actual interest paid (before interest capitalized).

The increase in product sales was partially offset by:

•

a negative movement of U.S.$89.6 million in working capital resulting from a release of working capital of U.S.$9.3 million in fiscal 2010 compared to a net investment of U.S.$80.3 million in fiscal 2011, which was mainly due to an increase in receivables in fiscal 2011;

•	an increase of U.S.$415.4 million in production costs, which increased from U.S.$2,573.6 in fiscal 2010 to U.S.$2,989.0 million in fiscal 2011; and

•	a U.S.$250.0 million increase in royalties and taxes paid as a result of the increased profitability at a number of subsidiaries.

The net effect of the above was a U.S.$744.6 million increase in cash flow provided by operations.

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

Cash flows from investing activities

Cash utilized in investing activities was U.S.$1,372.5 million in fiscal 2012, U.S.$1,223.3 million in fiscal 2011 and U.S.$852.0 million in fiscal 2010 respectively. The items comprising of these amounts are discussed below:

Capital expenditure increased by U.S.$169.8 million from U.S.$1,153.0 million in fiscal 2011 to U.S.$1,322.8 million in fiscal 2012. In Rand terms, capital expenditure increased by R2,508.7 million from R8,324.7 million in fiscal 2011 to R10,833.4 million in fiscal 2012.

The U.S.$169.8 million increase in capital expenditure to U.S.$1,322.8 million in fiscal 2012 from U.S.$1,153.0 million in fiscal 2011 was mainly due to:

•	increased expenditure at South Deep in line with the project plan build-up;

•	increased expenditure at St. Ives due to capital development at the Cave Rocks and Hamlet underground mines and the Bellerophon open pit;

•	increased expenditure at St. Ives due to the acquisition of open pit mobile equipment due to the transition to owner mining;

•	increased expenditure at Cerro Corona due to construction activities at the tailings facility and optimization projects at the process plant; and

•	increased expenditure at Tarkwa on additional mining fleet and the water treatment plants.

Partially offset by:

•	decreased expenditure on ore reserve development at KDC; and

•	decreased expenditure at Damang due to the completion of the owner mining project in fiscal 2011.

Expenditure on Gold Fields’ major capital projects in fiscal 2012 included:

•	U.S.$259.8 million on ore reserve development at the South African operations, compared to U.S.$294.5 million in fiscal 2011 and U.S.$235.1 million in fiscal 2010;

•	U.S.$314.5 million on the development and equipping of the South Deep mine as the mine builds to full production as compared to U.S.$274.6 million in fiscal 2011 and U.S.$212.8 million in fiscal 2010;

•	U.S.$1.7 million on the CIL expansion project (secondary crusher) at Tarkwa, compared to U.S.$18.8 million expenditure in fiscal 2011 and no expenditure in fiscal 2010;

•	No expenditure on the heap leach pads at Tarkwa, as compared to U.S.$6.7 million expenditure in fiscal 2011 and no expenditure in fiscal 2010;

•	U.S.$12.7 million on the water treatment plant at Tarkwa, compared to no expenditure in fiscals 2011 and 2010;

•	U.S.$62.5 million on new mining equipment at Tarkwa, as compared to U.S.$29.7 million in fiscal 2011 and U.S.$24.0 million in fiscal 2010;

•	U.S.$2.6 million on new mining fleet at Damang as compared to U.S.$17.3 million in fiscal 2011 and no expenditure in fiscal 2010

•	U.S.$31.7 million expenditure on development of the Waroonga underground complex at Agnew, compared to U.S.$36.4 million in fiscal 2011 and U.S.$21.1 million in fiscal 2010;

•

U.S.$112.4 million on development of underground mines at St. Ives compared to U.S.$81.5 million in fiscal 2011 and U.S.$65.8 million in fiscal 2010. Athena accounted for U.S.$20.8 million of expenditure in fiscal 2012, as compared to U.S.$22.9 million in 2011 and U.S.$27.0 million in 2010;

•	U.S.$5.0 million expenditure on the acquisition of additional mining fleet at Agnew as compared to U.S.$5.9 million in fiscal 2011 and U.S.$12.0 million in 2010; and

•	U.S.$13.0 million of interest capitalized as compared to U.S.$9.3 million in fiscal 2011 and U.S.$6.5 million in fiscal 2010.

Proceeds on the disposal of property, plant and equipment decreased from U.S.$5.3 million in fiscal 2011 to U.S.$2.0 million in fiscal 2012. Proceeds on the disposal of property, plant and equipment were U.S.$1.2 million in fiscal 2010. In all three years this related to the disposal of various redundant mining assets by the South African and international mining operations.

On August 27, 2009, Gold Fields reached agreement with Morgan Stanley Bank to terminate, for A$308 million (U.S.$257.1 million), the royalty agreement between St. Ives Gold Mining Company Pty Limited and Morgan Stanley Bank’s subsidiaries. The terminated royalty agreement required St. Ives to pay a 4% net smelter volume royalty on all of its revenues once total gold produced from November 30, 2001 exceeded 3.3 million ounces which was triggered early in fiscal 2009, and provided that if the gold price exceeded A$600 per ounce, to pay an additional 10% of the revenue difference between the spot gold price, in Australian dollars per ounce, and the price of A$600 per ounce.

In fiscal 2010, Gold Fields acquired, for cash, 100% of Glencar Mining Plc., a company whose principal asset, and only defined resource, is the Komana project in Southern Mali, West Africa. The cash consideration paid was U.S.$43.0 million.

On September 20, 2010, Gold Fields entered into option agreements with Lepanto, a company listed in the Philippines, and Liberty, a private holding company, to acquire a 60% interest in the FSE deposit in the Philippines. The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. As part of the agreement, Gold Fields was required to pay U.S.$10 million in option fees to Lepanto and U.S.$44 million as a non-refundable down-payment to Liberty upon signing of the option agreements, totaling U.S.$54 million, which payments were made during September 2010. During fiscal 2011, Gold Fields paid a further non-refundable down payment of U.S.$66 million to Liberty, in accordance with the agreement. On March 22, 2012, Gold Fields exercised its option to acquire 40% of the FSE after making a payment of U.S.$110 million. The final payment of U.S.$110 million is payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is U.S.$340 million.

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

Gold Fields paid an upfront non-refundable option fee of U.S.$7.0 million and was granted the option to acquire the entire issued share capital of Asean for U.S.$63.0 million. The option can be exercised from the date upon which it is granted until expiry on January 31, 2013. Subsequent to year end, the option was extended to January 31, 2014 with a revised consideration of U.S.$60.5 million to be paid on future exercise of the option. The Mankayan project is located approximately four kilometers east of the FSE deposit.

Purchase of listed investments was U.S.$0.8 million in fiscal 2012, U.S.$0.1 million in fiscal 2011 and U.S.$13.5 million in fiscal 2010 respectively.

The investment purchases of U.S.$0.8 million in fiscal 2012 were:

U.S.$ million
Purchase of a shareholding in Cascadero Copper Corporation	(0.1)
Purchase of a shareholding in Atacama Pacific Gold Corporation—conversion of warrants	(0.7)

(0.8)

The investment purchase of U.S.$0.1 million in fiscal 2011 was:

U.S.$ million
Purchase of a shareholding in Atacama Pacific Gold Corporation	0.1

0.1

The investment purchases comprising the U.S.$13.5 million in fiscal 2010 were:

U.S.$ million
Loans advanced to GBF Underground Mining Company	12.7
Purchase of a shareholding in Atacama Pacific Gold Corporation	0.7
Other	0.1

13.5

Proceeds from the sale of listed investments were U.S.$65.4 million in fiscal 2012, U.S.$13.7 million in fiscal 2011 and U.S.$385.8 million in fiscal 2010 respectively.

The investment disposals comprising the U.S.$65.4 million in fiscal 2012 were:

U.S.$ million
Sale of shares in Evolution Mining Limited	25.5
Sale of shares in GoldQuest Mining Corporation	22.9
Sale of shares in Atacama Pacific Gold Corporation	15.0
Sale of shares in Africo Resources Corporation Limited	0.1
Repayment of loans advanced to GBF Underground Mining Company	1.9

65.4

The investment disposals comprising the U.S.$13.7 million in fiscal 2011 were:

U.S.$ million
Sale of shares in Gold One International	7.9
Repayment of loans advanced to GBF Underground Mining Company	5.8

13.7

The investment disposals comprising the U.S.$385.8 million in fiscal 2010 were:

U.S.$ million
Sale of shares in:
Eldorado Gold Corporation	372.8
Troy Resources NL	7.1
Orezone Resources Inc	3.9
Great Basin Gold Ltd and Lupa Joint Venture held through New Africa Mining Fund	1.5
Aquarius Platinum Ltd	0.4
Cascadero Copper Corporation	0.1

385.8

For its South African operations, Gold Fields contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mine of the different South African operations and various other factors. During fiscal 2012, Gold Fields’ South African operations contributed U.S.$6.3 million to the environmental trust fund compared to U.S.$16.2 million in fiscal 2011 and U.S.$12.3 million in fiscal 2010. For the Ghana, Australia and Peru operations, Gold Fields does not contribute to a trust fund.

Cash flows from financing activities

Net cash provided by financing activities was U.S.$115.8 million in fiscal 2012 as compared to cash utilized of U.S.$724.6 million in fiscal 2011 and U.S.$176.5 million in fiscal 2010. The items comprising these amounts are discussed below:

Long and short-term loans received were U.S.$1,451.0 million in fiscal 2012, U.S.$1,167.9 million in fiscal 2011 and U.S.$1,619.9 million in fiscal 2010.

The U.S.$1,451.0 million in loans received in fiscal 2012 comprised:

U.S.$ million
Draw down under the U.S.$1 billion Syndicated Revolving credit facility	666.0
Draw down under the U.S.$500 million Syndicated Revolving credit facility	244.0
Draw down under the U.S.$60 million Senior Secured Revolving credit facility	23.0
Draw down under the various rand credit facilities	518.0

1,451.0

The U.S.$1,167.9 million in loans received in fiscal 2011 comprised:

U.S.$ million
Draw down under the Split-tenor revolving facility	540.0
Draw down under the U.S.$1 billion Syndicated Revolving credit facility	483.0
Draw down under the U.S.$60 million Senior Secured Revolving credit(1)	70.0
Proceeds on the scrip lending of 3 million Mvelaphanda shares	18.2
Borrowings by Sibanye Gold from various local banks to fund short term working capital and capital expenditure requirements	56.7

1,167.9

Note:

(1)	Total drawdowns were made up of two separate drawdowns of U.S.$20 million (subsequently repaid) and U.S.$50 million.

The U.S.$1,619.9 million in loans received in fiscal 2010 comprised:

U.S.$ million
Drawn down under the Domestic Medium Term Notes, or DMTN, program to refinance existing facilities	1,044.9
Loans raised under the Split-tenor Revolving Credit facility to partially fund the St. Ives Royalty and the acquisition of Glencar Mining	221.0
Loans raised under U.S.$311 million Syndicated Revolving Credit Facility for purposes of refinancing existing facilities	200.0
Borrowings by Sibanye Gold from various local banks to fund short term working capital requirements and capital expenditure	134.5
Proceeds on the scrip lending of 3 million Mvelaphanda shares	19.5

1,619.9

Long and short-term loans repaid were U.S.$975.9 million in fiscal 2012, U.S.$654.6 million in fiscal 2011 and U.S.$1,637.5 million in fiscal 2010.

The U.S.$975.9 million in loans repaid in fiscal 2012 comprised:

U.S.$ million
Split-tenor Revolving Facility	500.0
U.S.$500 million syndicated revolving credit facility	140.0
U.S.$1 billion syndicated revolving credit facility	220.0
U.S.$200 million Non-Revolving Senior Secured Term loan	40.0
U.S.$60 million Senior Secured Revolving credit facility	73.0
Borrowings under various rand facilities	2.9

975.9

The U.S.$654.6 million in loans repaid in fiscal 2011 comprised:

U.S.$ million
U.S.$1 billion Syndicated Revolving credit facility	263.0
DMTN Program	105.3
Preference Shares	90.0
Borrowings by Sibanye Gold from various local banks to fund short term working capital and capital expenditure requirements	56.7
Split-tenor Revolving Facility	40.0
U.S.$200 million Non-Revolving Senior Secured Term loan	40.0
Payments for the scrip lending of 3 million Mvelaphanda shares	39.6
U.S.$60 million Senior Secured Revolving credit facility	20.0

654.6

The U.S.$1,637.5 million in loans repaid in fiscal 2010 comprised:

U.S.$ million
DMTN Program	721.9
U.S.$311 million Syndicated Revolving Credit Facility	272.0
Group committed and uncommitted facilities	284.1
Split-tenor Revolving Credit Facility	289.5
Project Finance Facility	50.0
Short-term syndicated facility	20.0

1,637.5

For a description of the Gold Fields’ various credit facilities, see “—Credit Facilities and Other Capital Resources”.

U.S.$9.7 million overdraft was repaid in fiscal 2010. There were no changes in fiscal 2011 and 2012.

U.S.$15.4 million of noncontrolling shareholder loans at Tarkwa were repaid in fiscal 2010. No noncontrolling shareholder loans were repaid in fiscal 2011 and 2012.

U.S.$27.7 million and U.S.$31.0 million of noncontrolling shareholder loans were received in fiscal 2012 and fiscal 2011, respectively, from Buenventura which holds a 49% noncontrolling interest in Canteras del Hallazgo, the company that owns the Chucapaca project in Peru. No noncontrolling shareholder loans were received in fiscal 2010.

During fiscal 2012, Gold Fields purchased an additional 0.1% in La Cima for U.S.$0.8 million and the noncontrolling interest of 40% in the Talas project from Orsu Metals Corporation for U.S.$10.0 million. During fiscal 2011, Gold Fields purchased noncontrolling interests in La Cima, Ghana and South Deep (relating to Western Areas Prospecting) for a total consideration of U.S.$1,055.6 million, comprising U.S.$382.3 million for La Cima, U.S.$667.0 million for Ghana and U.S.$6.3 million for South Deep. There were no such transactions in fiscal 2010.

On March 22, 2011, Gold Fields announced a voluntary purchase offer in Lima, Peru, to acquire the outstanding common voting shares and investment shares of La Cima that it did not already own. Gold Fields offered 4.20 Peruvian Nuevos Soles in cash for each La Cima common or investment share. The offer closed on April 15, 2011. The transaction resulted in Gold Fields increasing its stake in La Cima from 80.7% to 98.5%, after purchasing 254.8 million shares, at a cost of U.S.$382.3 million

On April 15, 2011, Gold Fields announced that a binding agreement had been entered into with IAMGold Corporation to acquire IAMGold’s 18.9% indirect minority stake (noncontrolling interest) in Tarkwa and Damang, for a cash consideration of U.S.$667.0 million. Upon completion of the acquisition, which was subject to obtaining shareholder approval, Gold Fields increased its interest in each of the Tarkwa and Damang gold mines from 71.1% to 90%, with the remaining 10% interest being held by the government of Ghana.

On October 14, 2011, Gold Fields purchased a 26% interest in Western Areas Prospecting from Peotona Gold for U.S.$6.3 million. The transaction was concluded in terms of an agreement signed between the parties during fiscal 2009. Gold Fields now owns 100% of Western Areas Prospecting which owns the Cardoville, the Kalbasfontein, the WA4 and the Wildebeestkuil prospecting rights.

Dividends paid amounted to U.S.$364.2 million in fiscal 2012 compared to U.S.$174.9 million in fiscal 2011 and U.S.$118.1 million in fiscal 2010. Dividend payments amounted to R2,846.3 million, or 390 SA cents per ordinary share in fiscal 2012, R1,229.4 million, or 170 SA cents per ordinary share in fiscal 2011 and R917.1 million, or 130 SA cents per ordinary share in fiscal 2010.

During fiscal 2012, Tarkwa and La Cima paid dividends to noncontrolling shareholders amounting to U.S.$11.5 million compared with U.S.$41.9 million paid by Tarkwa, Damang and La Cima in fiscal 2011 and U.S.$23.1 million paid by Tarkwa in fiscal 2010.

During the six month period ended December 31, 2010, Gold Fields implemented three empowerment transactions which included a broad-based BEE transaction for 10.0% of South Deep. The South Deep transaction amounted to U.S.$115.5 million and was made up of a preferred BEE dividend of U.S.$21.2 million and an equity component equivalent to U.S.$94.3 million. Under the South Deep transaction, a wholly owned subsidiary company of Gold Fields was created to acquire 100% of the South Deep asset from GFIMSA. The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share. During fiscal 2012 and fiscal 2011, U.S.$2.5 million and U.S.$3.0 million of the Class B dividend was paid, respectively.

In fiscal 2012, U.S.$2.0 million was received as a result of share options exercised, as compared to U.S.$6.5 million in fiscal 2011 and U.S.$7.4 million in fiscal 2010.

Net increase/(decrease) in cash and cash equivalents

As a result of the above, net cash utilized after accounting for the effect of exchange rate on cash and cash equivalents was U.S.$88.4 million in fiscal 2012, U.S.$65.5 million in fiscal 2011 and U.S.$143.2 million generated in fiscal 2010, respectively.

The resultant cash and cash equivalents at December 31, 2012, December 31, 2011 and June 30, 2010 was U.S.$655.6 million, U.S.$744.0 million and U.S.$500.7 million, respectively.

Credit Facilities and Other Capital Resources

As at December 31, 2012, Gold Fields had committed, unutilized banking facilities of U.S.$831.3 million available under the following facilities, details of which are discussed below:

•	U.S.$334.0 million available under U.S.$1 billion Syndicated Revolving Credit Facility;

•	U.S.$396.0 million available under U.S.$500 million Syndicated Revolving Credit Facility

•	U.S.$43.0 million available under U.S.$60 million Senior Secured Revolving Credit Facility; and

•	U.S.$58.3 million (R500.0 million) available under various committed revolving credit facilities discussed further below.

On February 15, 2013, the U.S.$1 billion Syndicated Revolving Credit Facility and the U.S.$500 million Syndicated Revolving Credit Facility were refinanced with the U.S.$1,440 million term loan and revolving credit facility (as defined below) and subsequently canceled. On February 18, 2013, the Sibanye Gold Rand long-term revolving credit facilities were refinanced by Sibanye Gold drawing down under the Rand bridge loan facility as detailed under “—Rand bridge loan facility” below. These facilities were also canceled on February 18, 2013.

As of May 9, 2013, Gold Fields had committed unutilized banking facilities of U.S.$671 million under the U.S.$60 million Senior Secured Revolving Credit Facility and the U.S.$1,440 million facility (as defined below) and R800 million under the R1,500 million Nedbank Revolving Credit Facility described below. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Gold Fields’ normal contingency funding requirements. As of the date of this report, Gold Fields was not in default under the terms of any of its outstanding credit facilities.

In the event that Gold Fields undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs, which could have an adverse effect on Gold Fields’ liquidity, including increasing its level of debt.

Project Finance Facility

On November 14, 2006, La Cima, entered into a U.S.$150 million project finance facility agreement, or the Project Finance Facility, with The Royal Bank of Scotland plc, Citigroup Global Markets Inc., The Bank of Nova Scotia, The Bank of Nova Scotia Trust Company of New York, Scotiabank Peru S.A.A. and other financial institutions, as set out in the agreement. The terms of the Project Finance Facility were an upfront arrangement fee of 1.2% and a margin over LIBOR of 0.45% during the pre-completion phase and between 1.25% and 1.75% thereafter.

Scheduled principal repayments were to be made in 16 semi-annual installments of various amounts ranging from 4.75% to 6.75% of the principal amount, beginning on June 30, 2009. The final installment was due on the tenth anniversary of the signing date. The Cerro Corona Facility was secured by, among other things, pledges of and mortgages over the assets and properties of La Cima. La Cima could elect to make optional prepayments and had to make prepayments in certain circumstances, including with the proceeds of any bond issuances up to a maximum of U.S.$100 million. At June 30, 2008, La Cima had drawn down a total of U.S.$150 million under this facility and repaid U.S.$50 million during fiscal 2010. Under the terms of the Project Finance Facility, all payments from the Peruvian operations to any Gold Fields group entities were restricted until the Project Finance Facility had been repaid in full.

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

U.S.$200 million Non-revolving Senior Secured Term Loan

On September 17, 2010, La Cima entered into a non-revolving senior secured term loan for up to U.S.$200 million with The Bank of Nova Scotia and Banco de Crédito del Perú. The purpose of this facility is to (i) repay La Cima’s outstanding subordinated loans with its affiliates; and (ii) to finance its working capital requirements.

On September 22, 2010, the lenders advanced U.S.$200 million to La Cima under this facility. The facility amount must be repaid in 20 equal quarterly installments of U.S.$10 million each. The final maturity date of this facility is 5 years from the disbursement date.

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

During fiscal 2011 and 2012, La Cima repaid U.S.$40.0 million and U.S.$40.0 million, respectively, and during the six month period ended December 31, 2010, La Cima repaid U.S.$10.0 million in accordance with the agreement terms.

The outstanding balance at December 31, 2012 was U.S.$110.0 million compared with U.S.$150.0 million at December 31, 2011.

Split-tenor Revolving Credit Facility

On May 16, 2007, Sibanye Gold, Orogen and GFO entered into a U.S.$750.0 million split-tenor revolving credit facility, or the Split-tenor Revolving Credit Facility, with lead lenders Barclays Bank Plc and ABN Amro N.V. As originally constituted, the Split-tenor Facility consisted of a U.S.$250.0 million 364-day revolving tranche, or Facility A, and a U.S.$500.0 million five-year revolving tranche, or Facility B. Facility A has since expired, as explained below.

Borrowings under the Split-tenor Facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings Company (BVI) Limited, or GF Holdings, Orogen and GFO. Under the Split-tenor Facility, Gold Fields was required to maintain a consolidated EBITDA to consolidated net finance charge ratio of at least 5 to 1 and a consolidated net borrowing to consolidated EBITDA ratio of no more than 2.5 to 1. There were also restrictions on the ability of Gold Fields and certain of its subsidiaries to encumber their assets, dispose of assets or enter into a merger or corporate reconstruction.

In connection with this facility Gold Fields paid an arrangement fee of 0.10% on Facility A and 0.30% on Facility B and paid a quarterly commitment fee of 0.09% of any undrawn amounts under Facility B and an agency fee of U.S.$35,000 per annum. Borrowings under Facility A bore interest at LIBOR plus a margin of 0.25% per annum while borrowings under Facility B bore interest at LIBOR plus a margin of 0.3% per annum. Where the total utilizations under Facility A were equal to or greater than 50% of the amount available, a utilization fee of 0.05% per annum was payable on the total amount of utilizations. The utilization fee was payable quarterly in arrears.

On April 28, 2008, Gold Fields exercised the term out option under Facility A which converted the full U.S.$250.0 million advance at that point into a term loan with a final maturity date of May 16, 2009. In terms of the facility agreement, Gold Fields had the option to repay the loan under Facility A early in whole or in part by giving five days’ prior notice. Facility B matured on May 16, 2012. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

During fiscal 2008 and 2009, Group companies borrowed a total of U.S.$225.1 million and U.S.$138.0 million, respectively. The loan repayments were U.S.$431.9 million and U.S.$150 million in fiscal 2008 and fiscal 2009, respectively.

On September 17, 2009, Gold Fields utilized U.S.$259.0 million of the proceeds from the sale of the shares in Eldorado to fully settle GFO borrowings under Facility B. Subsequently, on various dates, Orogen drew down U.S.$221.0 million to refinance more expensive debt under the U.S.$311.0 million Syndicated Revolving Credit Facility. Orogen also repaid U.S.$32.0 million during fiscal 2010.

The outstanding borrowings of Orogen, all under Facility B, at June 30, 2010 were U.S.$430.0 million. During the six month period ended December 2010, Orogen drew down an additional U.S.$70 million and repaid the full outstanding balance of U.S.$500 million. During fiscal 2011, Orogen’s total drawdowns under Facility B were U.S.$540.0 million and Orogen’s total repayments under Facility B were U.S.$40.0 million.

On April 16, 2012, Orogen refinanced the outstanding balance of U.S.$500.0 million under the Split-tenor Revolving Credit Facility by drawing down under the U.S.$1.0 billion syndicated revolving credit facility. The Split-tenor Revolving Credit Facility was canceled on April 16, 2012.

The loan under Facility B bore interest at LIBOR plus a margin of 0.30% per annum. Borrowings under the Split-tenor Revolving Credit Facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GF Operations.

U.S.$500 million Syndicated Revolving Credit Facility

On April 17, 2012, Sibanye Gold, Orogen and GFO entered into a U.S.$500 million syndicated revolving loan facility, or the Syndicated Revolving Loan Facility. The purpose of the facility was to refinance existing facilities and for general corporate and working capital purposes. The final maturity date of this facility was April 17, 2017.

The facility bore interest at LIBOR plus a margin of 1.60% per annum. Where the utilization under the facility was less than or equal to 33 1/3%, a utilization fee of 0.20% per annum would be payable on the amount of utilizations. Where the utilization under the facility was greater than 33 1/3% and less than or equal to 66 2/3%, a utilization fee of 0.40% per annum would be payable on the amount of utilizations. Where the utilization under the facility was greater than 66 2/3%, a utilization fee of 0.60% per annum would be payable on the amount of utilizations. Such utilization fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.56% per annum.

On April 23, 2012, Orogen drew down U.S.$194.0 million under this facility to partially refinance borrowings under the U.S.$1 billion Syndicated Revolving Credit Facility. On June 1, 2012, Orogen drew down a further U.S.$20.0 million.

On July 25, 2012 and August 2, 2012, Orogen repaid U.S.$20.0 million and U.S.$20.0 million, respectively. On September 20, 2012, Orogen repaid a further U.S.$100.0 million. On November 23, 2012, Orogen drew down U.S.$10 million and on November 29, 2012, a further U.S.$20 million was drawn under the facility.

The outstanding borrowings of Orogen under this facility at December 31, 2012 were U.S.$104.0 million compared with U.S.$nil million at December 31, 2011.

Subsequent to year end, on February 15, 2013, this facility was refinanced by drawing down under the U.S.$1,440 million facility (defined below) as detailed below. The Syndicated Revolving Credit Facility was also canceled on February 15, 2013.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GFH, Orogen, Newshelf and GFO.

U.S.$311 million Syndicated Revolving Credit Facility

On May 7, 2009, Sibanye Gold, Orogen and GFO entered into a 364-day U.S.$311 million syndicated revolving loan facility with an option to extend the term on the same terms for an additional 364 days from the date of the original final maturity, or the Extension Option. At any time prior to the date of final maturity, Gold Fields had the option to convert all advances outstanding under this facility into a term loan with a final maturity date being no more than 24 months after the signing date of the facility, or the Term Out Option. The Extension Option was not exercisable if the Term Out Option had been exercised. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On May 15, 2009, GFO and Orogen drew down U.S.$59 million and U.S.$57 million respectively under this facility to refinance their respective portion of the loans maturing under Facility A of the Split-tenor revolving credit facility. On June 15, 2009, GFO repaid U.S.$44 million of its loan.

On various dates during July 2009, Orogen drew down a total of U.S.$50 million for the funding of the Glencar Mining plc acquisition. During August 2009, Orogen drew down U.S.$150 million to partly fund the termination of the St. Ives royalty agreement.

On September 17, 2009, Gold Fields utilized U.S.$15 million, of the proceeds from the sale of the shares in Eldorado to fully settle GFO borrowings under this Facility. On September 22, 2009, Orogen repaid U.S.$36 million of its loan.

Subsequently, Orogen refinanced the outstanding balance under the facility of U.S.$221 million with the Split-tenor Revolving Credit Facility. The facility was then canceled.

The facility bore interest at LIBOR plus a margin of 2.75% per annum. The borrowers were required to pay a quarterly commitment fee of 1.10% per annum, payable on the undrawn portion of the facility. Neither the Extension Option nor the Term Out option had been exercised and the facility expired on May 7, 2010.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen and GFO.

U.S.$450 million Syndicated Revolving Credit Facility

On May 12, 2010, Sibanye Gold, Orogen and GFO entered into a U.S.$450 million syndicated revolving loan facility with an option to increase the Facility to U.S.$550 million within six months from signing date. The option to increase the facility to U.S.$550 million was not exercised. The purpose of the facilities was to refinance existing facilities and for general corporate and working capital purposes. The final maturity date of this facility was September 30, 2013.

The facility bore interest at LIBOR plus a margin of 1.75% per annum. Where the utilization under the facility was equal to or greater than 50%, a utilization fee of 0.25% per annum would be payable on the amount of utilizations. Such utilization fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.70% per annum. The facility was unutilized at December 31, 2010. The facility was canceled and replaced on June 22, 2011 with the new U.S.$1 billion Syndicated Revolving Credit Facility.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

U.S.$60 million Senior Secured Revolving Credit Facility

On December 22, 2010, GF Ghana and Abosso entered into a U.S.$60 million reducing senior secured revolving credit facility, which facility became available on February 21, 2011. The available facility amount reduces annually on the anniversary date being February 21, from U.S.$60 million to U.S.$43 million to U.S.$35 million in the last and final year with the final maturity date being February 21, 2014. This facility is for (i) general corporate purposes; (ii) working capital purposes and/or (iii) capital expenditure purposes, including the purchase of a mining fleet.

On February 25, 2011, Abosso drew down U.S.$20.0 million under this facility and subsequently repaid the full loan of U.S.$20.0 million on various dates of which the last payment was on July 26, 2011. On November 28, 2011, GF Ghana drew down U.S.$50.0 million.

On January 30, 2012, GF Ghana repaid U.S.$7.0 million in advance of the first anniversary date of the facility becoming available. During February 2012 and March 2012, GF Ghana repaid U.S.$16.0 million and on May 1, 2012 repaid an additional U.S.$7.0 million. On various dates during April 2012, Abosso drew down U.S.$15.0 million under the facility. On May 1, 2012, Abosso drew down an additional U.S.$8.0 million under the facility.

On August 1, 2012, GF Ghana repaid U.S.$20 million and Abosso repaid U.S.$23 million bringing the balance outstanding under the facility to U.S.$nil million.

The outstanding borrowings for GF Ghana on December 31, 2012 and December 31, 2011 were U.S.$nil million and U.S.$50.0 million, respectively.

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

These facilities had no fixed terms, were short-term in nature and interest rates were market related. Borrowings under these facilities were guaranteed by Gold Fields.

The total draw downs were R1,245.0 million (U.S.$152.0 million) in fiscal 2012, R400 million (U.S.$56.7 million) in fiscal 2011, R290 million (U.S.$39.4 million) in six month ended December 31, 2010 and R1,040 million (U.S.$135 million) in fiscal 2010. Total repayments were R25.0 million (U.S.$2.9 million) in fiscal 2012, R400 million (U.S.$56.7 million) in fiscal 2011, R290 million (U.S.$41.9 million) in six month ended December 31, 2010 and R2,140 million (U.S.$284 million) in fiscal 2010. The repayments were made from cash generated by operations.

The outstanding borrowings for the Group on December 31, 2012, were U.S.$142.4 million (December 31, 2011: U.S.$nil million).

Subsequent to year end, on February 18, 2013, these facilities were refinanced by drawing down under the Rand bridge loan facilities as detailed below.

Preference Shares

On December 24, 2007, Gold Fields issued R1,200 million (U.S.$165 million at the exchange rate in effect on the date of issuance) of non-convertible redeemable preference shares to Rand Merchant Bank. The dividend rate payable is a floating rate that increases from 22% up to 54% of the prime lending rate quoted by FirstRand Bank Limited, or the Prime Rate, over the life of the Preference Shares.

In certain circumstances, the dividend rate increases up to 61% of the Prime Rate in the event that the Preference Shares are redeemed before their scheduled maturity date and the dividend rate is also subject to adjustment in the case of a change in law or regulation. Dividends accrue quarterly and are rolled up until the redemption date. The Preference Shares can be redeemed by the Company in the event the dividend rate is adjusted according to the terms of the Preference Shares, or at any time on 14 days’ notice. The proceeds of the issuance of the Preference Shares were used to refinance a portion of the Split-tenor Facility. The Preference Shares matured on January 24, 2011 and payment in full of all dividends, redemption amounts, costs and expenses that may become payable in respect of the Preference Shares was been guaranteed by Sibanye Gold, Orogen, GFO, Newshelf and GF Holdings.

On October 10, 2008, R600 million (U.S.$61 million) of the R1,200 million (U.S.$165 million) preference shares was repaid, with an attributable dividend of R23 million (U.S.$3 million).

On December 15, 2010, Gold Fields declared and paid U.S.$19 million of the attributable dividend. On the same date, the redemption date of January 24, 2011 was extended to September 15, 2011. The preference shares may be redeemable earlier on a date as agreed between the holder and Gold Fields.

The remaining balance as at December 31, 2010 was U.S.$91 million (June 30, 2010: U.S.$96 million), consisting of capital of U.S.$88 million (June 30, 2010: U.S.$79 million) and an attributable dividend of U.S.$3 million (June 30, 2010: U.S.$17 million).

On March 31, 2011, the entire outstanding balance of preference shares of R600 million (U.S.$88.5 million) was redeemed in full with an attributable dividend of R9.9 million (U.S.$1.5 million).

R10 billion Domestic Medium Term Note Program

Gold Fields established a R10 billion Domestic Medium Term Note Program, or the Program, on April 6, 2009. Under the Program, Gold Fields could from time to time issue notes denominated in any currency. The notes were not subject to any minimum or maximum maturity and the maximum aggregate nominal amount of all notes from time to time outstanding could not exceed R10 billion.

The Program was registered with the bond market of the JSE and the notes issued could be listed on the JSE or not.

Under the Program, Gold Fields issued listed notes totaling nil during fiscal 2011, R1,825.0 million (U.S.$248 million) during the six month period ended December 31, 2010, R7,902 million (U.S.$1,045 million) during fiscal 2010 and R1,143 million (U.S.$134 million) in fiscal 2009, and settled listed maturing notes totaling R735 million (U.S.$105.3 million) in fiscal 2011, R4,692 million (U.S.$659.6 million) during six month ended December 31, 2010, R5,443 million (U.S.$722 million) during fiscal 2010 and nil in fiscal 2009. The different notes issued mature three, six or 12 months from date of issue and bear interest at JIBAR plus a margin ranging from 0.56% to 1.00% per annum, except for notes with a carrying value of R300 million (U.S.$39.6 million) which are at a fixed rate of 8.48%.

The outstanding issued notes under the Program at December 31, 2011 were U.S.$nil million and at December 31, 2010 were R735 million (U.S.$108.9 million). On December 14, 2012, the JSE approved the deregistration of the Gold Fields’ R10 billion Domestic Medium Term Note Program.

Notes under the Program were guaranteed by Sibanye Gold, GF Holdings, Orogen and GFO.

R3,500 million Long-Term Revolving Credit Facilities

Sibanye Gold and GFO entered into separate revolving credit facilities with tenors between three and five years. The purpose of the facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt. These facilities were unutilized at December 31, 2011 and December 31, 2010.

The borrowers were required to pay a commitment fee of between 0.65% and 0.90% per annum on the undrawn and uncanceled amounts of the facilities, calculated and payable either quarterly or semiannually in arrears.

In summary the facilities are:

•	a R1.0 billion (U.S.$116.7 million) revolving credit facility entered into on December 9, 2009 and maturing June 30, 2013 at JIBAR plus 3.00%;

•	a R500 million (U.S.$58.3 million) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013 at JIBAR plus 2.85%;

•

a R1.5 billion (U.S.$175.0 million) revolving credit facility entered into on May 6, 2009 and maturing June 10, 2014 at JIBAR plus 2.95%. This facility was canceled and replaced with a new R2.0 billion (U.S.$233.4 million) revolving credit facility on December 19, 2011; and

•	a R2.0 billion (U.S.$233.4 million) revolving credit facility entered into on December 19, 2011 and maturing on December 19, 2016 at JIBAR plus 1.95%.

On various dates during 2012, Sibanye Gold drew down R2.0 billion (U.S.$249.4 million) under the R2.0 billion revolving credit facility. On October 24, 2012, Sibanye Gold drew down R500.0 million (U.S.$58.3 million) under the R500.0 million revolving credit facility. On November 16, 2012, Sibanye Gold drew down a further R500.0 million (U.S.$58.3 million) under the R1.0 billion revolving credit facility.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were R3.0 billion (U.S.$350.0 million) and at December 31, 2011: Rnil (U.S.$nil).

Borrowings under these facilities were guaranteed by Gold Fields, GF Holdings, GFO, Orogen, Newshelf and Sibanye Gold.

Subsequent to year end, on February 18, 2013, these facilities were refinanced by Sibanye Gold drawing down under the Rand bridge loan facility as detailed below. These facilities were also canceled on February 18, 2013.

U.S.$1 billion Notes Issue

On September 30, 2010, Orogen announced the issue of U.S.$1,000,000,000 4.875% guaranteed Notes due October 7, 2020, issued October 7, 2010. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by the Guarantors on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

Gold Fields used the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and for general corporate purposes.

Each of Gold Fields and the other Guarantors have entered into the Indemnity Agreement in favor of Sibanye Gold in order to indemnify Sibanye Gold against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. See “Additional Information—Material Contracts—Indemnity Agreement”.

U.S.$1 billion Syndicated Revolving Credit Facility

On June 20, 2011, Sibanye Gold, Orogen and GFO entered into a U.S.$1 billion syndicated revolving loan facility with an option to increase this facility to U.S.$1.1 billion within six months from signing date. The option to increase the facility to U.S.$1.1 billion was not exercised. The purpose of the facility was to refinance the existing U.S.$450 million Syndicated Revolving Credit Facility, for general corporate purposes and working capital. The final maturity date of this facility was June 20, 2016.

The facility bore interest at LIBOR plus a margin of 1.20% per annum. Where the utilization under the facility was greater than 33  1/3% and less than or equal to 66  2/3%, a utilization fee of 0.20% per annum would be payable on the amount of utilizations. Where the utilization under the facility was greater than 66  2/3%, a utilization fee of 0.40% per annum would be payable on the amount of utilizations. Such utilization fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.42% per annum.

Orogen’s total drawdowns were U.S.$666.0 million and U.S.$483.0 million in fiscal 2012 and fiscal 2011. Orogen’s total repayments were U.S.$220 million and U.S.$263.0 million in fiscal 2012 and fiscal 2011, respectively. The outstanding borrowings under this facility at December 31, 2012 were U.S.$666.0 million (December 31, 2011: U.S.$220.0 million).

Subsequent to year end, on February 15, 2013, this facility was refinanced by drawing down under the U.S.$1,440 million Facility (defined below) as detailed below. The facility was also canceled on February 15, 2013.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

Rand bridge loan facility

On November 28, 2012, Sibanye Gold entered into a R6.0 billion term loan and revolving credit facilities reducing to R5.0 billion as detailed below. The facilities are comprised of a R2.0 billion revolving credit facility and a R4.0 billion term loan facility. The available revolving credit facility amount will reduce from R2.0 billion to R1.5 billion on the earliest of the date on which Sibanye Gold’s Board of Directors declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Spin-off (February 18, 2014). Similarly, the term loan facility amount will reduce from R4.0 billion to R3.5 billion on the earliest of the date on which Sibanye Gold’s Board of Directors declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Spin-off. The final maturity date of the facilities is 18 months after the Spin-off (August 18, 2014).

The purpose of the Rand bridge loan facilities is to refinance Sibanye Gold’s debt as detailed above under the other Rand long-term revolving credit facilities and the other Rand short-term credit facilities on Spin-off, with the balance of the Rand bridge loan facilities to be used to fund Sibanye Gold’s ongoing capital expenditure, working capital and general corporate expenditure requirements.

Sibanye Gold will cede all of its rights, title and interest in and to the Indemnity Agreement in favor of the lenders of the Rand bridge loan facility, jointly and severally, as security for its obligations under the facilities. Sibanye Gold must lodge and register a security package for its obligations under the facilities within six months from the Spin-off if it is not released as a guarantor under the Notes at such point in time.

The Rand bridge loan facilities bear interest at JIBAR plus a margin of 3.00% per annum for 12 months after the Spin-off and 3.50% per annum for the last six months of the facilities. If Sibanye Gold is not released as a guarantor under the Notes within six months from Spin-off, the margin will increase to 3.25% per annum for the six to 12 months period after Spin-off and 3.75% per annum for the last six months of the facilities. Sibanye Gold is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the facilities.

The facility was undrawn at December 31, 2012.

Subsequent to year end, on February 18, 2013, the Rand revolving credit facilities and the short-term Rand credit facilities were refinanced by drawing down under this facility.

U.S.$1,440 million term loan and revolving credit facility

On November 28, 2012, Orogen, GFO and GFI Joint Venture Holdings Proprietary Limited, or GFIJVH, or together the Borrowers, entered into a U.S.$900 million Term Loan and Revolving Credit Facility, or the U.S.$900 million facility. The U.S.$900 million facility comprises a U.S.$450 million three-year term loan tranche, or Facility A, and a U.S.$450 million five-year revolving tranche, or Facility B. In addition to the U.S.$900 million facility, the Borrowers entered into a U.S.$600 million bridge loan facility, or the U.S. Dollar Bridge Facility. The U.S. Dollar Bridge Facility had a 21-month maturity.

The purpose of the U.S.$900 million facility was to refinance the U.S.$1 billion syndicated revolving credit facility and the U.S.$500 million syndicated revolving credit facility on the Spin-off date and for general corporate and working capital purposes. The final maturity dates of Facility A and Facility B are November 28, 2015 and November 28, 2017, respectively, with the U.S. Dollar Bridge Facility maturing on August 28, 2014.

Subsequent to entering into the U.S.$900 million facility, the facility was syndicated to a wider bank group and received an oversubscription which allowed the Borrowers to increase the facility amount to U.S.$1,440 million on January 30, 2013, or the U.S.$1,440 million facility. Accordingly, the amounts of Facility A and Facility B both equaled U.S.$720 million. As a result of this oversubscription, the Borrowers canceled the U.S. Dollar Bridge Facility on January 30, 2013.

Borrowings under Facility A bear interest at LIBOR plus an initial margin of 2.45% per annum while borrowings under Facility B bear interest at LIBOR plus an initial margin of 2.25% per annum. The initial margins detailed above are based on the current long term credit rating assigned to Gold Fields and could either increase or decrease depending on the changes in the long term credit rating of Gold Fields.

Where the utilization under Facility B is less than or equal to 33  1/3%, a utilization fee of 0.20% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 33  1/3% and less than or equal to 66  2/3%, a utilization fee of 0.40% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 66  2/3%, a utilization fee of 0.60% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The Borrowers are required to pay a quarterly commitment fee of 0.90% per annum under Facility B.

The facility was undrawn at December 31, 2012.

Subsequent to year end, on February 15, 2013, the U.S.$1 billion and the U.S.$500 million syndicated revolving credit facilities were refinanced by drawing down under this facility.

Borrowings under the U.S.$1,440 million facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.

R1,500 million Nedbank Revolving Credit Facility

On March 1, 2013, Nedbank, GFIJVH and GFO entered into a R1,500 million Revolving Credit Facility. The purpose of the facility is to fund Gold Fields’ capital expenditure and general corporate and working capital requirements. The tenor of the facility is five years. The final maturity date of this facility is March 7, 2018.

The facility bears interest at JIBAR plus a margin of 2.50% per annum. The borrowers are required to pay a commitment fee of 0.85% per annum every six months.

On March 8, 2013, each of GFO and GFIJVH drew down R350 million under this facility.

Borrowings under the facility are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

Contractual obligations and commitments as at December 31, 2012

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Long-term debt
Notes Issue
Capital	1,000.0	—	—	—	1,000.0
Interest	379.2	48.8	97.5	97.5	135.4
Non-Revolving Senior Secured Term Loan
Capital	110.0	40.0	70.0	—	—
Interest	3.7	2.1	1.6	—	—
U.S.$1,440 million term loan and revolving credit facility(3)
Capital	770.0	—	720.0	50.0	—
Interest	61.6	20.3	39.0	2.3	—

Rand bridge loan facility(3)
Capital	492.4	—	492.4	—	—
Interest	66.3	39.5	26.8	—	—
Operating lease obligations—building	11.5	3.8	6.2	1.5	—

Other long-term obligations
Post-retirement healthcare(1)	2.1	0.1	0.2	0.2	1.6
Environmental obligations(2)	373.6	2.7	5.4	5.4	360.1

Total contractual obligations	3,270.4	157.3	1,459.1	156.9	1,497.1

Notes:

(1)	Gold Fields’ provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go basis.
(2)	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “—Critical Accounting Policies and Estimates—Environmental rehabilitation costs.”
(3)	The U.S.$1 billion Syndicated Revolving Facility, the U.S.$500 million Syndicated Revolving Credit Facility, the R3,500 million Long-Term Revolving Credit Facilities and other short-term credit facilities were refinanced on February 18, 2013 by drawing under the U.S.$1,440 million term loan and revolving credit facility and the Rand bridge loan facilities. The maturities presented reflect the terms of the refinanced facilities.

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	($ millions)
Other commercial commitments
Guarantees(1)	0.5	0.5	—	—	—
Capital expenditure(2)	244.6	244.6	—	—	—

Total commercial commitments	245.1	245.1	—	—	—

Notes:

(1)	Guarantees consist of numerous obligations. Guarantees consisting of $100.7 million committed to guarantee Gold Fields’ environmental obligations with respect to its West African, South American and Australasian operations are fully provided for under the provision for environmental rehabilitation and are not included in the amount above.
(2)	Capital expenditure consists only of amounts committed to external suppliers, although as of December 31, 2012 an amount of $1,257.3 million in respect of capital expenditure had been approved by Gold Fields’ Board.

Working capital

Management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off balance sheet items

At December 31, 2012, Gold Fields had no material off balance sheet items.

Recent Developments

Spin-Off

See “—Overview—Spin-Off of Sibanye Gold”.

Ghana Labor Action

On April 3, 2013, employees at Gold Fields’ Ghanaian operations engaged in a work stoppage that led to a halt in production. On April 8, 2013 the strike ended and production resumed after management and the GMWU reached a settlement. See “Information on the Company—Gold Fields’ Mining Operations—Ghana Operations—Tarkwa Mine—Mining” and “Information on the Company—Gold Fields’ Mining Operations—Ghana Operations—Damang Mine—Mining”.

Trend and Outlook

In fiscal 2013, Gold Fields expects the trends discussed in “—Overview” to continue to have an impact on the business going forward.

The trend and outlook below are based on management accounts, which are prepared in accordance with International Financial Reporting Standards.

Gold production for the fiscal year ending December 31, 2013 (for the Group including two months of production and costs of the Sibanye Gold assets up to the Spin-off date) is expected to be between 2.010 million attributable equivalent ounces and 2.085 million attributable equivalent ounces. On an IFRS basis, the total cash cost is estimated at U.S.$850 per ounce and NCE is estimated at U.S.$1,357 per ounce (including U.S.$40 per ounce for exploration and growth projects). These estimates are based on an average exchange rate of R9.00 per U.S.$1.00 and U.S.$1.04 per A$1.00.

Gold production for the fiscal year ending December 31, 2013 (for the Group excluding the Sibanye Gold assets) is expected to be between 1.825 million attributable equivalent ounces and 1.900 million attributable equivalent ounces. On an IFRS basis, the total cash cost is estimated at U.S.$860 per ounce and NCE is estimated at U.S.$1,360 per ounce (including U.S.$40 per ounce for exploration and growth projects). These estimates are based on an average exchange rate of R9.00 per U.S.$1.00 and U.S.$1.04 per A$1.00.

The above is an estimate subject to change based on a number of factors. For further information on these factors, see “Forward Looking Statements” and “Risk Factors”. The estimated financial information has not been reviewed and reported on by Gold Fields’ auditors.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Gold Fields’ directors and their ages and positions are:

Name	Age	Position	Term Expires(1)
Cheryl A. Carolus	54	Non-executive Chair	May 2015
Nicholas J. Holland	54	Executive Director and Chief Executive Officer	—
Paul A. Schmidt	45	Executive Director and Chief Financial Officer	—
Rupert L. Pennant-Rea	65	Non-executive Director	May 2016
Kofi Ansah	68	Non-executive Director	May 2014
Donald M. J. Ncube	65	Non-executive Director	May 2016
David N. Murray	68	Non-executive Director	May 2016
Gayle M. Wilson	68	Non-executive Director	May 2016
Richard P. Menell	57	Non-executive Director	May 2015
Roberto Dañino	62	Non-executive Director	May 2015
Alan R. Hill	70	Non-executive Director	May 2015
Delfin L. Lazaro	62	Non-executive Director	May 2015

Notes:

(1)	Terms expire on the date of the annual general meeting in that year.

Matthews S. Moloko resigned as a non-executive director with effect from December 31, 2012. Mamphela Ramphele resigned as a director and the Non-executive Chair with effect from February 13, 2013.

Directors and Executive Officers

The Memorandum of Incorporation of Gold Fields provides that the Board must consist of no less than four and no more than 15 directors at any time. The Board currently consists of two executive directors and 10 non-executive directors, all of whom are independent.

The Memorandum of Incorporation of Gold Fields provides that the longest serving one-third of directors must retire from office at each annual general meeting of Gold Fields. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire. The number of directors serving under these contracts must at all times be less than one-half of the total number of directors in office. Gold Fields’ current executive directors are appointed to their positions as directors by contract.

According to the Memorandum of Incorporation, the Board may meet as it sees fit and set its own policies for adjourning and otherwise regulating meetings. Any director may call a meeting at any time by requesting the company secretary to convene a meeting. The Memorandum of Incorporation further provides for the following:

•

if a Director has a personal financial interest in a matter to be considered at a meeting of the Board, that Director is obliged to disclose that interest, must leave the meeting after making that disclosure and must not take part in the consideration of the matter. While absent from such meeting, the interested Director will nevertheless be regarded as being present for the purposes of determining a quorum, but will not be regarded as being present for the purpose of determining whether a resolution has sufficient support to be adopted. However, a Director who owns ordinary shares may vote his ordinary shares at a general meeting of shareholders in a transaction in which the Director is interested;

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

Under Section 303A.11 of the New York Stock Exchange Company Manual, or the NYSE Listing Standards, foreign private issuers such as Gold Fields must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. listed companies under the NYSE Listing Standards. Disclosure of the significant ways in which Gold Fields’ corporate governance practices differ from practices followed by U.S. companies listed on the NYSE can be found in Item 16G of this report.

The business address of all the directors and executive officers of Gold Fields is 150 Helen Road, Sandown, Sandton, 2196 South Africa, the address of Gold Fields’ head office.

Executive Directors

Nicholas J. Holland BCom, BAcc, Witwatersrand; CA (SA).

Executive Director and Chief Executive Officer. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance from April 1998. On April 15, 2002, his title changed to Chief Financial Officer until April 30, 2008. Mr. Holland has more than 30 years’ experience in financial management and over 22 years of experience in the mining industry. Prior to joining Gold Fields he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited. He is also an alternate director of Rand Refinery.

Paul A. Schmidt BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA).

Executive Director and Chief Financial Officer. Mr Schmidt was appointed Chief Financial Officer on January 1, 2009 and joined the Board on November 6, 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from May 1, 2008. Prior to this appointment, Mr Schmidt was financial controller for Gold Fields from April 1, 2003. He has more than 16 years’ experience in the mining industry. Mr Schmidt holds no other directorships.

Non-executive Directors

Cheryl A. Carolus BA Law; Bachelor of Education, University of the Western Cape

Chair of the Board. Ms. Carolus has been a director of Gold Fields since March 10, 2009. She was appointed Non-executive Chair effective February 13, 2013. Ms. Carolus is an Executive Chairperson of Peotona Group Holdings. In 2009, she was appointed Chairperson of the Board of South African Airways and served on a number of listed and unlisted companies. Ms. Carolus has previously held senior leadership positions in the liberation movement in South Africa and in the ANC. She has served as Deputy Secretary General under Nelson Mandela, and helped to negotiate the new South African constitution and coordinate the drafting of post-apartheid ANC policy. She served as South Africa’s High Commissioner to the United Kingdom from 1998 to 2001 and was the CEO of SA Tourism from 2001 to 2004. She was Chairperson of South African National Parks

Board for six years and currently serves on the boards of other public and private companies, including the World Wildlife Fund. She also works with NGOs focused on young people at risk and conflict prevention. Ms. Carolus was appointed as the Chair of the Board on February 14, 2013.

Rupert L. Pennant-Rea BA, Trinity College, Dublin, Ireland; MA, University of Manchester, United Kingdom

Mr. Pennant-Rea has been a Director of Gold Fields since July 1, 2002. He is Chairman of Henderson Group Plc and The Economist Newspaper Limited and is a Director of Hochschild Mining Plc, Go-Ahead Group, Times Newspaper Holdings Limited and a number of other companies. Previously, Mr. Pennant-Rea was editor of The Economist and Deputy Governor of the Bank of England.

Kofi Ansah BSc (Mechanical Engineering) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology, United States of America

Mr. Ansah was appointed a Director of Gold Fields on March 4, 2004. He is a Director of Ecobank (Ghana) Limited.

Donald M. J. Ncube BA Economics and Political Science, Fort Hare University; Post Graduate Diploma in Labor Relations, Strathclyde University, Scotland; Graduate MSc Manpower Studies, University of Manchester, United Kingdom, Diploma in Financial Management; Honorary Doctorate in Commerce, University of Transkei

Mr. Ncube was appointed a Director of Gold Fields on February 15, 2006. Previously, he was an alternate Director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a Director of AngloGold Ashanti Limited as well as Non-Executive Chairman of South African Airways. He is currently Chairman of Badimo Gas (Pty) Limited and the Managing Director of Vula Mining Supplies (Pty) Ltd.

David N. Murray BA Hons Econ; MBA (UCT)

Mr. Murray joined the Board on January 1, 2008. He has more than 38 years’ experience in the mining industry and has been Chief Executive Officer of Rio Tinto Portugal, Rio Tinto Brazil, TVX Gold Inc., Avgold Limited and Avmin Limited. He is a non-executive Director of Ivernia, Inc.

Gayle M. Wilson BCom, BCompt (Hons); CA (SA)

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

Richard P. Menell BA (Hons), MA (Natural Sciences, Geology), Trinity College, Cambridge, United Kingdom; M.Sc. (Mineral Exploration and Management), Stanford University, California, United States of America

Mr. Menell has been a Director of Gold Fields since October 8, 2008. He has over 34 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering, Deputy Chairman of Harmony Gold Limited and African Rainbow Minerals and Executive Chairman of Anglovaal Mining Limited and Avgold Limited. He is currently a director of and senior advisor to Credit Suisse Securities Johannesburg, Weir Group Plc, the National Business Initiative and the Tourism Enterprise Partnership. Mr. Menell is a Trustee of Brand

South Africa and a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South Africa Citizen Service Organization, the Carrick Foundation and the Palaeontological Scientific Trust. Mr Menell became a director of Sibanye Gold with effect from January 1, 2013.

Roberto Dañino LLM, Harvard Law School; Bachelor of Law and Attorney, Pontificia Universidad Católica del Perú

Mr. Dañino has been a director of Gold Fields since March 10, 2009. He served as Prime Minister of Peru from 2001 to 2002 and Ambassador of Peru to the United States from 2002 to 2003. From 2003 to 2006, Mr Dañino was the Senior Vice President and General Counsel of the World Bank Group as well as Secretary General of the International Centre for Settlement of Investment Disputes. He was also the founding General Counsel of the Inter-American Investment Corporation, the private sector affiliate of the Inter-American Development Bank. Mr. Dañino sits on various corporate and non-profit boards, both in Peru and the United States, including La Cima in Peru. Mr Dañino is a Peruvian lawyer who has practiced for over 30 years as a partner of leading law firms in Lima and Washington, DC. Mr Dañino is currently the Deputy Chairman of the Board of Hochschild Mining Plc and Chairman of the Board of Fosfatos del Pacifico S.A.

Alan R. Hill B.Sc (Hons), M. Phil (Rock Mechanics), Leeds University, United Kingdom

Mr Hill joined the Board on August 21, 2009. From 2004 to 2007, Mr Hill was the non-executive chairman of Alamos Gold Limited and, from 2005 to 2009, he held the position of President and CEO of Gabriel Resources Limited. Both companies are involved in gold exploration and development. Mr Hill’s mining career started on the Zambian Copperbelt, following which he joined Noranda, Inc. where he managed gold and nickel mines. He worked as a consultant for a short period, before joining Camflo Mines in 1981, which merged with Barrick Gold in 1984. Mr Hill joined Barrick as part of the merger and spent 19 years with Barrick and was instrumental in its considerable growth, having played a pivotal role in its various merger and acquisition initiatives through the years. He retired from Barrick in 2003 as its Executive Vice President, Development. He was appointed the Executive Chairman of Teranga Gold Corporation in September 2012, having been the Chairman and CEO since it was founded in October 2010.

Delfin L. Lazaro BS Metallurgical Engineering, University of Philippines, MBA, Harvard Graduate School of Business

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

Former Non-executive Directors

Matthews S. Moloko BSc (Hons) and Certificate in Education, University of Leicester, Advanced Management Programme, Wharton

Mr. Moloko was appointed a director of Gold Fields on February 25, 2011. He is the executive Chair, founder and shareholder of Thesele Group and non-executive Chair of Alexander Forbes Group. He worked at a number of financial services companies, including Brait and Old Mutual, where he was CEO of Old Mutual Asset Management until 2004. Other directorships include Sycom Property Fund and Aucap Limited. He is chairman of the Nelson Mandela Foundation Investment Committee. Mr Moloko resigned as a director and the non-executive Chair effective December 31, 2012, following his appointment as the Chairman of Sibanye Gold effective January 1, 2013.

Mamphela A. Ramphele MBCHB, University of Natal; PhD in Social Anthropology, University of South Africa; BCom Admin University of South Africa. Diploma in Tropical Health and Hygiene and Diploma in Public Health, University of Witwatersrand

Dr. Ramphele was appointed non-executive Deputy Chair of the Board of Gold Fields on July 1, 2010 and was appointed Chair on November 2, 2010. She is the Founder of Letsema Circle, a Cape Town based specialist Transformation Advisory Company in both the public and private sector, as well as The Citizen Movement, an organization which encourages South African citizens to become active participants in entrenching the country’s constitutional democracy. Dr Ramphele is a director of Remgro, Technology Innovation Agency and Edu-Loan. She previously served as a director of Anglo American Plc and Medi-Clinic and was the Managing Director of the World Bank from May 2000 to July 2004, with responsibility for human development activities and the World Bank Institute, which provides training and learning for both staff and clients. Dr. Ramphele served as Co-Chair on the Global Commission for International Migration (GCIM) between 2004 and 2005. Prior to joining the World Bank, she was Vice-Chancellor of the University of Cape Town, a post she took up in 1996, having joined the university as a research fellow in 1986. Dr Ramphele resigned from the Board with effect from February 13, 2013.

Executive Officers

Michael D. Fleischer (52) BProc, University of Witwatersrand

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

Tommy D. McKeith (49) BSc. Hons (Geology), GDE (Mining) and MBA, University of the Witwatersrand (South Africa).

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

Richard M. Weston (61) FAIMM, CPEng, IEA. MSc Mining Geomechanics, UNSW; GDM, UCQ; BE (Civil), Sydney University

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

Naseem A. Chohan (52) BE (Electronic), University of Limerick.

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

Jan W. Jacobsz (52). BA, University of Johannesburg (previously Rand Afrikaans University).

Senior Vice President, Head of Investor Relations and Corporate Affairs. Mr. Jacobsz was appointed Senior Vice President and Head of Investor Relations & Corporate Affairs, as well as a member of the Group executive committee, on April 15, 2002. In addition Mr. Jacobsz held the portfolio of Group Sustainable Development from 2002 to 2005. Prior to that Mr. Jacobsz was Senior Manager: Investor Relations & Corporate Affairs; Programme Manager of Gold Fields’ Group Transformation Program at Gold Fields of South Africa Limited, and Administrator of the Gold Fields Foundation.

Kgabo F. L. Moabelo (42) B.Admin (Honours) in Industrial Psychology, University of South Africa, MSc in Engineering Business Management, University of Warwick

Managing Executive, South Africa. Mr Kgabo Moabelo was appointed Managing Executive, South Africa effective March 1, 2013. Prior to that Mr. Moabelo had served as Executive Vice President, People and Organizational Effectiveness since August 1, 2011 after having joined Gold Fields on October 1, 2010 as Senior Vice President, Human Resources. Before joining Gold Fields, he was the HR Director for Africa and Levant at Cisco Systems, the IT Group from 2008 to 2010. Prior to Cisco Systems he was the Human Resources Director for Standard Bank overseeing the Global Personal and Business Banking, Credit and Support Services from 2005 to 2008. Mr Moabelo has extensive HR experience within the mining and energy industries, having also worked for Anglo Platinum between 1992 and 2005 and Eskom, respectively.

Timothy W. Rowland (52) BSc Hons Geology; MSc Mineral Exploration; GDE Mining Engineering; Pr.Sci.Nat.; FSAIMM; FGSSA; GASA

Executive Vice-President, Group Technical Services. Mr Rowland has 26 years mining industry experience and prior to his appointment as Executive Vice President, Group Technical Services he had been acting Executive Vice-President and Head of the South Africa region, since October 16, 2010. Tim received his BSc (Hons) Geology at the University of Nottingham, UK, in 1982. In 1984 he received his MSc in Mining Geology and Mineral Exploration—Postgraduate at the University of Leicester, UK. During the period of 1986—2002 he worked at various Anglo American and AngloGold Ashanti Gold Operations and at the AAC Head Office as Technical Assistant, working mainly in the areas of Mine and Exploration Geology, Business Development, Mineral Resource Management and global merger and acquisition due diligences, before joining Gold Fields Limited, Kloof Division as Manager: Mineral Resources and Mine Planning, in July 2002. He was then appointed to Head Office as Group Senior Consultant: Mineral Resources and Mine Planning in 2004 where he was responsible for Mineral Resource Management in Gold Fields and specifically held the position of Group Competent Person for the Mineral Resource and Reserve Reporting process compliance and governance. In October 2008, Tim was appointed as Vice President and Head of the Gold Fields Technical Division for the South African region.

Peet van Schalkwyk (49) BSc (GeoChem), University of Potchefstroom. Diploma in Industrial Relations.

Executive Vice President, Head of MENA & Eurasia. Mr. van Schalkwyk was appointed Executive Vice President, West Africa on September 19, 2011 a scope which was subsequently expanded to include operations in MENA & Eurasia. Prior to his appointment, Mr. van Schalkwyk was the General Manager of Alamos Gold Incorporated since March 2010. Prior to that, he was General Manager at both Tarkwa and Damang (from April 2007 to March 2010). Before joining Gold Fields, Mr. van Schalkwyk held various positions with AngloGold Ashanti Ltd, Harmony Gold Mining Co. Ltd. and Anglo American Corporation.

Lee-Ann N. Samuel (35) BA Psychology and Honors Political Science, University of Johannesburg, Global Remuneration Practitioner (GRP), WorldatWork, USA.

Senior Vice President, Human Resources. Mrs. Samuel joined Gold Fields in 2009 as Vice President, Group Remuneration and Employee Benefits, and, effective March 1, 2013, she was promoted to Senior Vice President: Human Resources. Lee-Ann has 14 years of Human Resources experience in financial services, mining and telecommunications. Prior to joining Gold Fields, Mrs. Samuel worked as Head of People Development at Telkom Media, a subsidiary of Telkom for 3 years. Her overall responsibility is to provide strategic direction for the Human Resources discipline at Gold Fields, including the development of Human Resource policies to ensure alignment with the strategy for the Group as well as external trends and demands impacting on HR.

Ernesto Balarezo (45)MSc Industrial Management, BSc Industrial Engineering, Texas A&M University, Management Studies, Wharton School of Business, Management Studies, Harvard University.

Executive Vice President, South America. Mr. Balarez joined Gold Fields effective March 11, 2013 as Executive Vice President for South America. He has 21 years of professional experience at industrial and mining companies with a focus on finance and operations. Prior to joining Gold Fields, Mr. Balarezo was the Vice-President: Operations of Hochschild Mining plc, or Hochschild. In this capacity, he was responsible for overseeing the Hochschild group’s six silver and gold mining operations in Peru, Argentina and Mexico, as well as its growth projects. He had 9,000 employees under his management. He joined Hochschild in 2007 as General Manager of the Mexican operation before being promoted to General Manager for Peru in 2008 and Vice President of Operations in 2010. Prior to Hochschild, Ernesto worked at other subsidiaries of the Hochschild group since 1997, including at Hochschild’s cement subsidiary, Cementos Pacasmayo, as deputy CEO.

Brett J. Mattison (34). BComm (Hons) Law, Accounting, University of Stellenbosch, Masters in Law, Higher Tax Diploma, University of Johannesburg, Exec. MBA (PLD), Harvard Business School

Senior Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Senior Vice-President: Strategy, Planning and Corporate Development effective May 1, 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for 6 years until 2010. In late 2010, Mr. Mattison was appointed as the Country Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. Most recently, he has been in the role of Vice President of Special Projects tasked with setting out the groundwork for the Gold Fields strategy sessions.

Former Executive Officers

James W. D. Dowsley (55) BSc (Mining Engineering), Witwatersrand.

Senior Vice President, Head of Corporate Development. Mr. Dowsley was General Manager of Corporate Development at Gold Fields since March 1998. On April 15, 2002, Mr. Dowsley’s title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr. Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Limited. Mr. Dowsley retired from Gold Fields with effect from May 31, 2013.

Zakira Amra (31). BCom. University of Natal. Senior Vice President: Head of Corporate Affairs and Investor Relations.

Ms. Amra was appointed Senior Vice President: Head of Corporate Affairs and Investor Relations on May 3, 2011. She joined Gold Fields from Barclays Capital where she was a senior member of the Mining & Metals team since 2008. Prior to Barclays Capital she was employed at RMB Asset Management since 2007 and Barnard Jacobs Mellet Securities since 2005. Ms. Amra resigned from Gold Fields at the end of May 2012.

Cain Farrel (63). FCIS, MBA, Southern Cross University, Australia.

Mr. Farrel was appointed Company Secretary on May 1, 2003 and retired on December 31, 2012. Mr. Farrel is past President and a former Director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr. Farrel served as Senior Divisional Secretary of Anglo American Corporation of South Africa. Mr Farrel was appointed Company Secretary of Sibanye Gold effective January 1, 2013.

Peter L. Turner (56) National Higher Diploma (NHD) Vaal Triangle Technikon SA, Mechanical Engineering; South African Mine Manager Certificate of Competency—Metalliferous; South Africa Mechanical Engineers Certificate of Competency

Mr Turner was appointed as Executive Vice President, Head of South Africa region on August 8, 2011 and previously served as Executive Vice President, Head of West Africa since August 1, 2009. He moved to Ghana in 2008 when he was appointed Vice President of Operations and before that he was the head of the Kloof mine in South Africa from 2005 and later the Driefontein mine. Prior to joining Gold Fields in 2005, he was Managing Director of Geita Gold Mining Limited in Tanzania from 2002 to 2005 and, before that, General Manager of East and West Africa region for AngloGold Ashanti where he spent the majority of his career. He progressed through the ranks, starting as an engineering trainee at Vaal Reefs in 1975, later spending time in various managerial positions at numerous gold mining operations. Mr Turner has more than 34 years of experience in the mining industry. Mr Turner resigned from Gold Fields effective December 31, 2012 to join Sibanye Gold.

Juan L. Kruger (42) Bachelor degree in Business and Finance, Universidad del Pacifico; MBA, Harvard Business School

Mr. Kruger was appointed as Executive Vice President, Head of Operations for South America on August 1, 2009, a scope which was subsequently expanded to include the Americas. He has over 15 years of broad experience in corporate finance, strategic planning and general management in the mining, consumer goods, airline, telecommunications, consumer goods and financial services industries in South America. Mr. Kruger joined Gold Fields in October 2007 as Senior Vice President and country manager for the Peruvian Operations, and led the start-up team at Cerro Corona. As of April 2008, he assumed responsibilities for the South American region. Prior to joining Gold Fields, Mr. Kruger was the Chief Executive Officer for LAN Peru, a subsidiary of LAN Airlines. From 2001 to 2004, Mr. Kruger was the Chief Financial and Strategy Officer for Telefonica Data in Peru and, from 2004 to 2006, he was employed by Glencore A.G. where he was the Chief Financial Officer for Glencore’s operating assets in the region. Mr. Kruger also held senior management and consulting positions at McKinsey & Co. and Procter & Gamble in South America. In fiscal 2012, Mr Kruger left Gold Fields to become CEO of a privately-held mining company in Peru.

Company Secretary

Karen Robinson (35). LLB, Certificate in Advanced Corporate & Securities Law.

Mrs Robinson was appointed as Assistant Company Secretary on November 1, 2011 and was promoted to Company Secretary on January 1, 2013. She was previously the Company Secretary of Aveng Limited and Kagiso Trust Investments (Pty) Limited and the Assistant Company Secretary of Murray & Roberts Limited.

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

The Audit Committee monitors and reviews Gold Fields’ accounting controls and procedures, including the effectiveness of the Group’s information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; quarterly reports, the Form 20-F, annual report and the annual financial statements; the accounting policies of the Group and any proposed revisions thereto; external audit findings, reports and fees, and the approval thereof; and compliance with applicable legislation and requirements of regulatory authorities and Gold Fields’ Code of Ethics. The current membership of the Audit Committee is as follows:

Gayle M. Wilson (chair)

Rupert L. Pennant-Rea

Donald M. J. Ncube

Richard P. Menell

The Remuneration Committee establishes the compensation philosophy of Gold Fields and the terms and conditions of employment of Executive Directors and other executive officers. The current membership of the Remuneration Committee is as follows:

Rupert L. Pennant-Rea (chair)

Cheryl A. Carolus

Gayle M. Wilson

Donald M. J. Ncube

The Safety, Health and Sustainable Development Committee reviews adherence to occupational health, safety and environmental standards by Gold Fields. The Committee seeks to minimize mining-related accidents, to ensure that the Company’s operations are in compliance with all environmental regulations and to establish policy in respect of HIV/AIDS and health matters. The current membership of the Safety, Health and Sustainable Development Committee is as follows:

David N. Murray (chair)

Kofi Ansah

Cheryl A. Carolus

Roberto Dañino

Richard P. Menell

The Nominating and Governance Committee develops and implements policy on corporate governance issues, develops the policy and process for evaluating nominations to the Board of Directors, identifies successors to the Chairman and Chief Executive Officer and considers selection and rotation of the Board committee members. The current membership of the Nominating and Governance Committee is as follows:

Cheryl A. Carolus (chair)

Rupert L. Pennant-Rea

Kofi Ansah

Roberto Dañino

The Capital Projects Control and Review Committee was established on May 1, 2009 as a sub-committee to satisfy the Board that Gold Fields has used appropriate and efficient methodologies and has adequate controls in place in respect of new capital projects proposed by management in excess of R1.5 billion or U.S.$200 million. These projects are reviewed from inception to completion and the committee makes recommendations to management as it considers appropriate. The current membership of the Capital Projects Control and Review Committee is as follows:

Richard P. Menell (chair)

Gayle M. Wilson

Alan R. Hill

David N. Murray

Delfin L. Lazaro

The Social & Ethics Committee was established on November 29, 2011 and is responsible for ensuring, among other things, that Gold Fields discharges its statutory duties in respect of section 72 of Companies Act 71 of 2008 (as amended) and its applicable regulations, which include monitoring Gold Fields’ activities in relation to relevant legislation, other legal requirements and prevailing codes of best practice regarding: (i) social and economic development; (ii) good corporate citizenship; (iii) the environment, health and public safety and their impact on Gold Fields’ activities, products and services; (iv) consumer relations; and (v) labor and employment legislation. The Social and Ethics Committee must bring any matters relating to this monitoring to the attention of the Board and report to shareholders at the annual general meeting. The Board seeks the assistance of the Social and Ethics Committee in ensuring that Gold Fields complies with best practice recommendations in respect of social and ethical management. The current members of the committee include the chairs of the Audit Committee, Remuneration Committee, the Safety, Health and Sustainable Development Committee and the Nominating and Governance Committee, as follows:

Roberto Dañino (chair)

Cheryl A. Carolus

David N. Murray

Rupert L. Pennant-Rea

Gayle M. Wilson

Executive Committee

Gold Fields’ Executive Committee meets on a regular basis to discuss and make decisions on strategic and operating issues facing Gold Fields. The current composition of the Executive Committee is as follows:

Nicholas J. Holland	Chief Executive Officer

Paul A. Schmidt	Chief Financial Officer

Brett J. Mattison	Senior Vice President, Strategy, Planning and Corporate Development

Tommy D. McKeith	Executive Vice President, Growth and International Projects

Kgabo F. L. Moabelo	Managing Executive, South Africa

Peet van Schalkwyk	Executive Vice President, Head of MENA & Eurasia

Ernesto Balarezo	Executive Vice President, South America

Jan W. Jacobsz	Senior Vice President, Head of Investor Relations and Corporate Affairs

Richard M. Weston	Executive Vice President, Head of Australasia

Michael D. Fleischer	Executive Vice President, General Counsel

Naseem A. Chohan	Senior Vice President, Sustainable Development

Timothy W. Rowland	Executive Vice President, Group Technical Services

Lee-Ann N. Samuel	Senior Vice President, Human Resources

Karen Robinson	Company Secretary (In attendance)

Regional Executive Management Committees

Each of Gold Fields’ four operating regions (South Africa, Australasia, West Africa and South America) has a Regional Executive Management Committee. Gold Fields also has a Growth and International Projects Committee and a Group Technical Services Committee.

South African Regional Executive Management Committee composition(1):

Kgabo F. L. Moabelo	Managing Executive, South Africa

Ken Matthysen	Vice President and Head of South Deep

Note:

(1)	Prior to the Spin-off, Peter L. Turner was Executive Vice President, Head of South African Region, Koos Barnard was Senior Vice President and Head of KDC, Reg Naidoo was Vice President and Head of Finance—South Africa Region, Ben Haumann was Vice President and Head of Beatrix, Morapedi Mutloane was Vice President and Head of Human Resources—South Africa Region. Paddy Govender was Vice President and Head of Commercial Services, Stuart Allan was Vice President and Head of the South Deep Capital Project, Philip Jacobs was Vice President and Head of Sustainable Development—South Africa Region and Karel Opperman was Vice President and Head of Engineering—South Africa Region.

Australasian Regional Executive Management Committee composition:

Richard Weston	Executive Vice President, Head of Australasia

Ross Calnan	General Manager—St. Ives

Garry Mills	General Manager—Agnew

Wimpie Du Toit	Vice President and Head of Human Resources—Australasia

Alex Munt	Vice President and Head of Finance—Australasia

Philip Woodhouse	Vice President and Head of Sustainable Development—Australasia

Middle East North Africa, or MENA, and Eurasia Regional Executive Management Committee composition:

Peet van Schalkwyk	Executive Vice President, Head of MENA and Eurasia

Alfred Baku	Vice President Operations—Ghana

Pierre Coussey	Country Manager—Ghana

Marnu Lombaard	Vice President and Regional Head of Technical Services—MENA and Eurasia

Gary Hamman	Vice President and Regional Head of Finance—MENA and Eurasia

Dawie Strydom	Vice President and Regional Head of Human Resources—MENA and Eurasia

Errol Drake	Vice President and Regional Head of Projects—MENA and Eurasia

Johan Joubert	Regional Manager: Protection Services Manager—MENA and Eurasia

South American Regional Executive Management Committee composition:

Ernesto Balarezo	Executive Vice President, South America

Manuel Diaz	General Manager—Cerro Corona

Alberto Cardenas	Vice President—Head of Strategic Planning and Business Development

Rodolfo Michels	Vice President—Head of Finance

Miguel Inchaustegui	Vice President—Head of Corporate Affairs and Sustainable Development

Ralph Alosilla-Velasco	Vice President—Head of Logistics and Commercial

Veronica Valderrama	Vice President—Head of Human Resources

Juan Jose Granda	Legal and Institutional Relations Corporate Manager

Manuel Villanueva	General Manager—Chucapaca

Francisco Azevedo	Head of Exploration

Growth and International Projects Committee composition:

Tommy McKeith	Executive Vice President, Growth and International Projects

Nate Brewer	Senior Vice President Greenfields Exploration

Mike Nelson	Senior Vice President: International Projects

Matt Dusci	Vice President Concept and Studies

Diego Ortega	Vice President Sustainability and Corporate Affairs

Vinit Desai	Vice President Finance: Growth and International Projects

Conrad Mtshali	Vice President Human Resources: Growth and International Projects

Alan Gibson	Head of Legal and Commercial

Group Technical Services Committee composition:

Timothy Rowland	Executive Vice President, Group Technical Services

Kevin Robertson	Vice President and Group Head of Mineral Resource Management and Mine Planning

Jacques van Rensburg	Vice President and Group Head of Engineering

Philip Engelbrecht	Group Head of Metallurgy

Paul Lucey	Group Head of Technology and Innovations

Jan Du Plessis	Vice President and Group Head of Energy, Carbon and Water Management

Jan van Niekerk	Manager: BIOX®

Compensation of Directors and Senior Management

During the fiscal year ended December 31, 2012, the aggregate compensation paid or payable to directors and senior management of Gold Fields as a group was approximately R212.0 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for directors and senior management of Gold Fields, of which R7.8 million was due to pension scheme contributions and life insurance, R125.8 million was due to bonus and performance-related share payments, R1.1 million was expenses and R77.3 million was due to salary payments.

The following table presents information regarding the compensation paid by Gold Fields for the year ended December 31, 2012 to its directors and executive officers:

	Directors fees	Committee fee	Salary	Annual Bonus	Share Proceeds	Pension Scheme Contributions	Expenses	Total(2)
	(Rand thousand)
Executive Directors
Nicholas J. Holland(3)	—	—	9,310	8,460	25,389	1,573	600	45,332
Paul A. Schmidt(3)	—	—	5,465	5,553	8,001	614	327	19,960
Executive officers
Zakira Amra(4)	—	—	2,250	—	—	128	—	2,378
Naseem A. Chohan	—	—	2,464	1,402	236	325	—	4,427
James W. D. Dowsley	—	—	3,115	3,298	4,110	765	—	11,288
Michael D. Fleischer(3)	—	—	4,603	4,307	8,462	741	—	18,113
Juan L. Kruger	—	—	4,753	5,726	5,455	916	—	16,850
Tommy D. McKeith	—	—	7,391	3,782	7,985	212	—	19,370
Kgabo F. L. Moabelo	—	—	3,499	3,102	321	467	—	7,389
Timothy W. Rowland	—	—	3,227	2,679	4,854	595	71	11,426
Peet van Schalkwyk(3)	—	—	4,827	2,771	113	—	—	7,711
Peter L. Turner	—	—	5,032	3,394	4,521	798	—	13,745
Richard M. Weston	—	—	5,483	2,909	20	632	—	9,044
Jan W. Jacobsz(5)	—	—	2,102	3,325	3,551	—	—	8,978

Non-executive Directors
Kofi Ansah	758	214	—	—	410	—	—	1,382
Cheryl A. Carolus	758	107	—	—	—	—	—	865
Roberto Dañino	758	364	—	—	412	—	—	1,534
Alan R. Hill	758	107	—	—	—	—	—	865
Richard P. Menell	758	418	—	—	—	—	—	1,176
David N. Murray	758	371	—	—	411	—	—	1,540
Donald M. J. Ncube	758	249	—	—	413	—	—	1,420
Mamphela A. Ramphele(6)	2,284	—	—	—	—	—	8	2,292
Rupert L. Pennant-Rea	758	513	—	—	—	—	—	1,271
Gayle M. Wilson	758	583	—	—	414	—	117	1,872
Delfin L. Lazaro	758	107	—	—	—	—	—	865
Matthews S. Moloko(7)	758	142	—	—	—	—	—	900

Total	10,622	3,175	63,521	50,708	75,078	7,766	1,123	211,993

Notes:

(1)	The annual bonus relates to bonus accruals for the year ended December 31, 2012 paid in February 2013.
(2)	This relates to all share transactions for the year ended December 31, 2012 in terms of the Gold Fields Management Incentive Scheme and the Gold Fields 2005 and 2012 Share Plans. Mr. Holland’s 2009 share award resulted in a share pay-out of R24.3 million and Mr. Schmidt’s 2009 share award resulted in a share pay-out of R6.4 million in 2012.
(3)	These amounts reflect the full directors’ emoluments in Rand for comparative purposes. The portion of executive directors’ emoluments payable in U.S. dollars is paid in terms of agreements with the offshore subsidiaries for work done by directors offshore for offshore companies. The total U.S. dollar amounts paid for 2012 were as follows: Nicholas J. Holland $336,300, Paul A. Schmidt $90,300, Michael D. Fleischer $77,303 and Peet van Schalkwyk $272,924.
(4)	Resigned on May 31, 2012.
(5)	Appointed as a prescribed officer on August 1, 2012.
(6)	Resigned as Chair of Gold Fields on February 13, 2013.
(7)	Resigned as non-Executive Director on December 31, 2012.

Share options and restricted shares outstanding and held by directors, former directors, executive officers and former executive officers as of December 31, 2012 were, to the knowledge of Gold Fields’ management, as follows:

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Option/ SARS exercise price	Spin-off Adjustment(1)	Adjusted Exercise Price(1)	Expiration/ Settlement Date(2)
				(Rand)
Executive Directors
Nicholas J. Holland	—	49,000	—	109.66	7,383	95.31	March 24, 2015
	—	59,000	—	89.76	6,045	75.89	March 1, 2016
	—	—	80,800	—	22,659	—	March 1, 2013
	—	38,250	—	119.15	5,762	103.55	March 1, 2017
	—	—	52,500	—	7,908	—	June 1, 2014
	—	—	116,415	—	17,536	—	March 1, 2015
	—	—	11,027	—	—	—	September 1, 2013
Paul A. Schmidt	—	4,950	—	124.19	1,516	108.23	March 1, 2013
	—	6,300	—	107.59	949	93.51	March 3, 2014
	—	9,450	—	103.99	1,326	90.12	June 2, 2014
	—	14,390	—	109.66	2,168	95.31	March 2, 2015
	—	8,220	—	103.78	1,173	89.91	June 1, 2015
	—	22,350	—	89.76	2,290	75.89	March 1, 2016
	—	—	26,250	—	7,361	—	March 1, 2013
	—	25,800	—	119.15	3,886	103.55	March 1, 2017
	—	—	32,600	—	4,910	—	March 1, 2014
	—	—	5,481	—	—	—	September 1, 2013
	—	—	43,743	—	6,589	—	March 1, 2015

Non-executive Directors
Rupert L. Pennant-Rea	—	—	4,100	—	—	—	November 4, 2012
Cheryl A. Carolus	—	—	4,100	—	—	—	November 4, 2012
Richard P. Menell	—	—	4,100	—	—	—	November 4, 2012

Executive Officers
James W. D. Dowsley	—	5,500	—	124.19	1,684	108.23	March 1, 2013
	2,500	—	—	107.59	—	—	March 3, 2014
	2,500	—	—	107.59	—	—	March 3, 2014
	5,000	—	—	107.59	—	—	March 3, 2014
	5,000	—	—	107.59	—	—	March 3, 2014
	—	12,750	—	107.59	1,921	93.51	March 3, 2014
	—	12,750	—	103.99	1,789	90.12	June 2, 2014
	—	9,950	—	109.66	1,499	95.31	March 2, 2015
	—	18,000	—	89.76	1,844	75.89	March 1, 2016
	—	—	18,525	—	5,194	—	March 1, 2013
	—	12,975	—	119.15	1,954	103.55	March 1, 2017
	—	—	13,275	—	1,998	—	March 1, 2014
	—	—	24,283	—	3,657	—	March 1, 2015
	—	—	3,395	—	—	—	September 1, 2014
Michael D. Fleischer	—	11,067	—	124.19	3,389	108.29	March 1, 2013
	—	15,900	—	107.59	2,396	93.51	March 3, 2014
	—	15,900	—	103.99	2,231	90.12	June 2, 2014
	—	20,400	—	109.66	3,073	95.31	March 2, 2015
	—	22,350	—	89.76	2,290	75.89	March 1, 2016

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Option/ SARS exercise price	Spin-off Adjustment(1)	Adjusted Exercise Price(1)	Expiration/ Settlement Date(2)
				(Rand)
	—	—	25,575	—	7,172	—	March 1, 2013
	—	18,225	—	119.15	2,744	103.55	March 1, 2017
	—	—	20,850	—	3,140	—	March 1, 2014
	—	—	4,533	—	—	—	September 1, 2013
	—	—	36,390	—	5,481	—	March 1, 2015
Tommy D. McKeith	—	50,000	—	121.82	7,547	105.88	October 1, 2013
	—	10,600	—	107.59	1,597	93.51	March 3, 2014
	—	10,600	—	103.99	1,487	90.12	June 2, 2014
	—	20,400	—	109.66	3,073	95.31	March 2, 2015
	—	22,350	—	89.76	2,290	75.89	March 1, 2016
	—	—	25,575	—	7,172	—	March 1, 2013
	—	18,225	—	119.15	2,744	103.55	March 1, 2017
	—	—	20,850	—	3,140	—	March 1, 2014
	—	—	12,661	—	—	—	September 1, 2013
	—	—	50,302	—	7,577	—	March 1, 2015
Peter L. Turner	15,000	—	—	89.8	—	—	July 2, 2013
	—	4,800	—	124.19	1,470	—	March 11, 2013
	—	8,550	—	107.59	1,578	93.53	March 13, 2014
	—	8,550	—	103.99	2,439	90.12	June 12, 2014
	—	6,650	—	109.66	4,798	95.41	March 12, 2015
	—	5,500	—	99.87	3,396	86.00	September 1, 2015
	—	22,350	—	89.76	—	—	March 1, 2016
	—	—	25,575	—	7,172	—	March 1, 2013
	—	12,150	—	119.15	—	—	March 1, 2017
	—	—	13,900	—	2,092	—	March 1, 2014
	—	—	5,341	—	—	—	September 1, 2013
	—	—	37,146	—	5,595	—	March 1, 2015
Juan L. Kruger	—	10,000	—	124.09	1,509	107.85	October 15, 2013
	—	8,500	—	107.59	1,281	93.51	March 3, 2014
	—	8,500	—	103.99	1,193	90.12	June 2, 2014
	—	9,950	—	109.66	1,499	95.31	March 2, 2015
	—	3,600	—	99.87	468	86.00	September 1, 2015
	—	22,350	—	89.76	2,290	75.89	March 1, 2016
	—	—	25,575	—	7,172	—	March 1, 2013
	—	18,225	—	119.15	2,744	103.55	March 1, 2017
	—	—	20,850	—	3,140	—	March 1, 2014
	—	—	8,108	—	—	—	September 1, 2013
	—	—	46,624	—	7,023	—	March 1, 2015
Richard M. Weston	—	10,840	—	101.48	1,493	87.61	June 1, 2016
	—	—	12,460	—	1,876	—	June 1, 2013
	—	18,225	—	119.15	2,744	103.55	March 1, 2017
	—	—	20,850	—	3,140	—	March 1, 2014
	—	—	12,661	—	—	—	September 1, 2013
	—	—	36,195	—	5,452	—	March 1, 2015
Naseem A. Chohan	—	4,130	—	118.35	622	102.86	December 1, 2016
	—	—	4,200	—	632	—	December 1, 2013
	—	12,975	—	119.15	1,954	103.55	March 1, 2017

Name	Options to purchase ordinary shares	Share Appreciation Rights (SARS)	Restricted Shares	Option/ SARS exercise price	Spin-off Adjustment(1)	Adjusted Exercise Price(1)	Expiration/ Settlement Date(2)
				(Rand)
	—	—	13,275	—	1,998	—	March 1, 2014
	—	—	2,287	—	—	—	September 1, 2013
	—	—	16,961	—	2,554	—	March 1, 2015
Kgabo F.L. Moabelo	—	3,440	—	118.35	518	102.86	December 1, 2016
	—	—	3,500	—	527	—	December 1, 2013
	—	12,975	—	119.15	1,954	103.55	March 1, 2017
	—	—	13,275	—	1,998	—	March 1, 2014
	—	4,156	—	114.64	626	99.63	September 1, 2017
	—	—	5,643	—	850	—	September 1, 2014
	—	—	3,133	—	—	—	September 1, 2013
	—	—	27,188	—	4,095	—	March 1, 2015
Timothy W. Rowland	—	4,950	—	124.19	1,516	108.23	March 1, 2013
	—	6,300	—	107.59	949	93.51	March 3, 2014
	—	9,450	—	103.99	1,326	90.12	June 2, 2014
	—	11,400	—	109.66	1,717	95.31	March 2, 2015
	—	14,400	—	89.76	1,475	75.89	March 1, 2016
	—	—	14,775	—	4,143	—	March 1, 2013
	—	11,925	—	119.15	1,796	103.55	March 1, 2017
	—	—	12,225	—	1,840	—	March 1, 2014
	—	5,450	—	114,64	821	99.63	September 1, 2017
	—	—	7,150	—	1,077	—	September 1, 2014
	—	—	2,651	—	—	—	September 1, 2013
	—	—	25,971	—	3,912	—	March 1, 2015
Peet van Schalkwyk	—	4,400	—	136.29	662	118.45	December 1, 2017
	—	—	20,000	—	3,012	—	December 1, 2014
	—	—	1,089	—	—	—	September 1, 2013
	—	—	29,831	—	4,493	—	March 1, 2015
Jan W. Jacobsz	—	18,000	—	89.76	1,844	75.89	June 1, 2013
	—	6,487	—	119.15	977	103.55	June 1, 2014
	—	6,488	—	119.15	977	103.55	June 1, 2014
	—	5,500	—	124.19	1,684	108.23	March 1, 2016
	—	9,950	—	109.66	1,499	95.31	March 1, 2017
	—	—	6,638	—	999	—	December 1, 2015
	—	—	18,525	—	5,194	—	March 1, 2014
	—	—	6,637	—	999	—	June 1, 2015
	—	—	2,851	—	—	—	March 1, 2017
	—	—	19,173	—	2,888	—	March 1, 2015
	—	—	5,448	—	820	—	March 15, 2015

Notes:

(1)	The rules of the share plans make provision for an adjustment to the number of shares in the event there is a variation in the issued share capital as a result of corporate action. The share plans require that the fair market value of an employee’s share portfolio pre- and post-corporate action remain the same. In order to uphold this principle an independent auditing firm was contracted to provide a fair opinion on the additional number of shares required to maintain the pre-Spin-off value of the share portfolios of employees, which resulted in 1,639,517 shares being awarded.

(2)	For the restricted shares, the settlement date is three years after the date of award and for the SARS six years after the date of award.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Gold Fields’ management, the total amount of ordinary shares directly or indirectly owned by the directors and executive officers of Gold Fields as of December 31, 2012:

Holder	Ordinary shares	Percentage
Nicholas J. Holland(1)	5,000	.001%
Paul A. Schmidt (2)	7,000	.001%
Mamphela A. Ramphele	1,450	.000%
Rupert L. Pennant-Rea	13,759	.002%
Donald M. J. Ncube(4)	7,874	.001%
Peter L. Turner(3)	13,689	.002%
Gayle M. Wilson(5)	2,378	.000%
Michael D. Fleischer(6)	4,533	.001%
Naseem A. Chohan(7)	2,286	.000%
Peet van Schalkwyk(8)	1,090	.000%
Jan W. Jacobsz(9)	12,939	.002%
Total Directors (6 persons)	37,461	.005%
Total Non-Director Executive Officers (5 persons)	34,537	.005%
Total Directors and Executive Officers (11 persons)	71,998	.010%

Note:

(1)	Nicholas J. Holland acquired 5,000 ordinary shares on March 23, 2012.
(2)	Paul A. Schmidt acquired 5,000 ordinary shares on March 13, 2012 and 1,000 ordinary shares on June 1, 2012.
(3)	Peter L. Turner acquired 13,689 ordinary shares on September 20, 2012
(4)	Donald M. J. Ncube acquired 2,378 ordinary shares on December 14, 2012
(5)	Gayle M. Wilson acquired 2,378 ordinary shares on December 6, 2012
(6)	Michael D. Fleischer acquired 4,533 ordinary shares on December 14, 2012
(7)	Naseem A. Chohan acquired 2,286 ordinary shares on December 13,2012
(8)	Peet van Schalkwyk acquired 1,090 ordinary shares on December 20,2012
(9)	Jan W. Jacobsz acquired 7,852 ordinary shares on December 12, 2012 and 887 ordinary shares on December 13, 2012

The Gold Fields Limited 2012 Share Plan

At Gold Fields’ annual general meeting held on May 14, 2012, the shareholders approved the Gold Fields Limited 2012 Share Plan, or The 2012 Plan, under which employees, including executive directors but excluding non-executive directors, are compensated. With the approval of The 2012 Plan, no further awards will be made to participants under The 2005 Plan (as defined below).

The 2012 Plan contains two equity instruments: conditional shares, or the Performance Shares, and forfeitable shares, the Bonus Shares.

The Performance Shares share similar features with the PVRSs (as defined below) under The 2005 Plan. The Performance Shares will settle subsequent to the vesting date. The employee’s annual salary, grade, performance, retention and attraction requirements and market benchmarks determine the number of Performance Shares to be awarded. The actual number of Performance Shares which would be settled to a participant after the original award date is determined by the company’s performance measured against the performance of a peer group (made up of AngloGold Ashanti, Barrick, Goldcorp, Harmony, Newmont, Newcrest and Kinross) based on the relative change in Gold Fields’ share price compared to the respective U.S. dollar share prices of its peer group. Furthermore, for PVRS awards to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied. As in The 2005 Plan, the target performance criterion has been set at 85% of the company’s expected gold production over the three-year measurement period as set out in the Business Plans of the company approved by the Board. In the event that the target performance criterion is met, the full initial target award shall be settled on the settlement date. The Remuneration Committee has determined that the number of Performance Shares to be settled may only be increased by up to 200%, as opposed to 300% in terms of The 2005 Plan, of the number of the initial target number of Performance Shares conditionally awarded.

The 2012 Plan discontinues SARs (as defined below) and replaces them with Bonus Shares. The Bonus Shares vest over a nine-month and 18-month period from the award date in equal parts. The size of the award of Bonus Shares is dependent on the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ending immediately preceding the award date. The aggregate number of shares which may at one time be allocated under the 2012 Plan, when added to the 2005 Plan and the GF Management Initiative Scheme may not exceed 35,309,593 shares (which represents approximately 5% of the number of ordinary shares of the company currently in issue). The maximum number of shares which may be allocated to an individual may not exceed 3,530,956. As of December 31, 2012, Gold Fields had 4,262,170 Performance Shares and 792,376 Bonus Shares outstanding under the 2012 Plan.

The Gold Fields Limited 2005 Share Plan

At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, were compensated. With the approval of the 2012 Plan, no further awards will be made to participants under the 2005 Plan.

The 2005 Plan provided for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS are settled three years after being awarded and the SARS vest three years after being allocated, with a further three years before expiration. The size of the annual award or allocation was dependent on the performance of the participant at the time of the award or allocation, which was usually in March. As of December 31, 2012, Gold Fields had 4,318,909 SARS and 4,998,516 PVRS outstanding under The 2005 Plan.

All PVRS allocations made from March 1, 2006 to December 1, 2011 were conditionally awarded to participants. Based on the rules of The 2005 Plan, the actual number of PVRS which would be settled to a participant three years after the original award date is determined by the company’s performance measured against the individual performance of five other major gold mining companies (referred to as the peer group and made up of AngloGold Ashanti; Barrick, Goldcorp, Harmony and Newmont) based on the relative change in the Gold Fields share price compared to the respective U.S. dollar share prices of the individual companies within the peer group. For PVRS awards to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied. Effective June 1, 2008, the rules were modified so that two performance measures apply, as permitted under the existing rules approved by the shareholders at the annual general meeting. The target performance criterion has been set at 85% of the company’s expected gold production over the three-year measurement period as set out in the Business Plans of the company approved by the Board. In the event that the target performance criterion was met, the full initial target award was settled on the settlement date. In addition, the Remuneration Committee determined that the number of PVRS to be settled may be increased by up to 300% of the number of the initial target number of PVRS conditionally awarded, depending on the performance of the company relative to the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the respective U.S. dollar share prices of the individual companies within the peer group.

The GF Management Incentive Scheme

Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Before the Spin-off, the exercise prices of all outstanding options ranged between Rand 63.65 and Rand 140.66 per ordinary share and they expire between January 3, 2013 and July 2, 2013. After March 8, 2013, as a result of the Spin-off, the exercise prices of all outstanding options range between R49.78 and R118. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

Shareholders approved that the 2005 Non-Executive Plan, which governed the award of restricted shares to non-executive directors, be discontinued in the 2010 financial year. This was to achieve full compliance with the rules of the JSE Listings Requirements, which state that from April 1, 2010, any director who participates in a share incentive/option scheme will not be regarded as independent. The JSE has ruled that section 3.84(f)(iii) of the Listings Requirements, as amended, will not be applied retrospectively. Effectively, the restricted shares awarded to the non-executive directors before the amended JSE Listings Requirements became effective on April 1, 2010 will thus remain valid and the non-executive directors are considered independent until the restricted shares already awarded vest. The last vesting took place in November 2012 and the scheme was subsequently closed.

Additional Scheme Shares

The aggregate number of the Company’s issued ordinary share capital on December 31, 2012, reserved for issuance under all the prevailing share schemes described above was limited to 35,309,593 shares (which represents approximately 5% of the number of current issued shares). This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

As at February 28, 2013, the number of shares in issue under the share schemes was 19,955,492 (which included a Spin-off adjustment of 1,639,517, a performance condition of 300% for the March 2010 award that vested on March 1, 2013 of 1,851,133 and a Spin-off forfeiture of 2,339,380). The March Annual Awards in terms of Gold Fields totalled 4,796,526 performance shares and 1,952,096 bonus shares which resulted in a total of 26,704,114 shares in issue as at March 1, 2013.

As a result of the above, the shares that have been set aside for the share plans are being depleted and will not be sufficient for future awards and settlements. A special resolution will be tabled at the 2014 annual general meeting requesting an additional number of shares be allocated for the share plans.

The rules of the share plans make provision for an adjustment to the number of shares in the event there is a variation in the issued share capital as a result of corporate action. The share plans require that the fair market value of an employee’s share portfolio pre and post corporate action remain the same. In order to uphold this principle, an independent audit firm was contracted to provide a fairness opinion on the additional number of shares required to maintain the pre-Spin-off value of the share portfolios of employees, which resulted in 1,639,517 shares being awarded. Furthermore, employees who ceased to be employed by the Group as a result of the Spin-off are treated as “good leavers” in terms of the rules of the share plans. Good leavers are entitled to a portion of their shares on accelerated vesting base on the period that the shares were held up to vesting date. The unvested portion is forfeited in terms of the rules of the share plans, which amount to 2,339,380 shares.

Employee Share Option Scheme

An ESOP in respect of an effective 10.75% stake in GFIMSA was registered on December 1, 2010. The ESOP is housed and administered through the Thusano Share Trust. The effective holding in GFIMSA was equivalent to about 13.5 million unencumbered Gold Fields shares with full voting rights, which were issued to and held by the trust at par value of R0.50 which represented a 99.5%. discount to the 30 days volume-weighted average price at July 30, 2010. This represents approximately 1.87% of the current Gold Fields shares in issue. See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”.

Executive Directors’ Terms of Employment

Nicholas J. Holland (Executive Director and Chief Executive Officer) is party to three employment agreements: one with Gold Fields Ghana Holdings (BVI) Limited, or Gold Fields Ghana Holdings, one with Orogen and one with Gold Fields Group Services (Pty) Ltd, or GFGS. Paul A. Schmidt (Executive Director and Chief Financial Officer) is party to three employment contracts: one with Gold Fields Ghana Holdings, one with Orogen, and one with GFGS. The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below.

The annual gross remuneration package, or GRP, payable to each of Mr. Holland and Mr. Schmidt for fiscal 2012 was determined by the Remuneration Committee and is as follows:

•	Nicholas J. Holland: R8,145,700 plus U.S.$336,300

•	Paul A. Schmidt: R5,125,000 plus U.S.$90,300

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

Other Remuneration

In addition to the gross guaranteed remuneration payable, each executive director is entitled, among other things, to the following benefits under their employment contracts: (i) participation in the GF Management Incentive Scheme and The Gold Fields Limited 2005 and 2012 Share Plans; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board of Directors and an expense allowance.

In fiscal 2012, the amount and manner of any bonus payment for the CEO and CFO was determined by the Remuneration Committee of the Board. See “—Board of Directors’ Committees”. The annual bonus was set at a target of 65% of the value of the GRP for the CEO and 60% of the value of the GRP for the CFO, assuming fulfillment of all targets, with scope to award a lesser bonus if targets were not met, or a greater bonus, up to a further 65% of the GRP for the CEO and 60% of the value of the GRP for the CFO, if targets are exceeded.

As of January 1, 2013, the amount and manner of any bonus payment for the CEO and CFO remained unchanged for fiscal 2012.

The employment contracts also provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, and within 12 months of the change of control, the director is entitled to: (i) payment of an amount equal to twice his GRP, or two and a half times in the case of the CEO and two times in the case of the CFO; (ii) payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years; (iii) any other payments and/or benefits due under the contracts; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the GF Management Incentive Scheme then in force, to retain and to exercise all share options allocated to him, including those which may not have vested at the date of such termination; and (vi) an entitlement to be settled with the SARS and Restricted Shares allocated and awarded to him, and in the case of the SARS will have a further period of one year in which to exercise such SARS. The employment contracts further provide that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

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

The committee resolved to discontinue the compensation entitlement in the event of change of control for senior executives appointed from January 1, 2013. The senior executives who are currently entitled to the change of control compensation benefits will retain their rights under the previous policy.

Non-executive Director Fees

Gold Fields has no service contracts with its non-executive directors. The fees for non-executive directors are determined by a special non-executive directors’ Remuneration Committee comprised of independent external remuneration advisers. Fees for the non-executive directors are reviewed by the independent external professional advisers annually and proposed fees are presented to shareholders at the Annual General Meeting in May of each year. Annual fee reviews are effective June 1 of each year.

The Board decided to freeze the salaries of senior executives for fiscal 2013 due to challenging economic times and in light of the revenue lost in 2012 as a result of the illegal strike. There will be a freeze on salaries for top management, including non-executive directors during fiscal 2013.

Employees

The gold mining industry, particularly in South Africa, is labor-intensive. The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of the last three fiscal years at each of the operations owned by Gold Fields as of those dates was:

	As of(1)(2)
	June 30, 2010		December 31, 2010		December 31, 2011		December 31, 2012
South Africa
KDC(3)	35,300	(4)	32,100	(4)	26,300	(4)	26,200	(4)
Beatrix(3)	11,200	(4)	10,500	(4)	9,200	(4)	9,200	(4)
South Deep	6,500	(4)	6,800	(4)	3,500	(4)	3,500	(4)
Ghana
Tarkwa	2,100	(4)	2,200	(4)	2,600	(4)	2,800	(4)
Damang	430	(5)	420	(5)	1,000	(4)	1,100	(4)
Australia
St. Ives	760	(5)	790	(5)	470	(5)	650	(5)
Agnew	370	(5)	360	(5)	240	(5)	260	(5)
Peru
Cerro Corona	310	(5)	340	(5)	370	(5)	370	(5)
Corporate	90	(5)	100	(5)	130	(5)	150	(5)

Total	59,800	(4)	56,200	(4)	43,800	(4)	44,230	(4)

Notes:

(1)	The employee numbers presented in 2012 do not include contractors who are not on the payroll. As at December 31, 2012, Gold Fields employed approximately 14,200 outside contractors divided among its operations as follows: KDC 4,100; Beatrix: 1,100; South Deep: 4,750; Tarkwa: 1,700; Damang: 800; St. Ives: 350; Agnew: 200; and Cerro Corona: 1,200. The 2010 employee numbers include contractors not on payroll. This was rebased in 2011 and 2012 to only include employees on the payroll.
(2)	In addition to the employee numbers for fiscal 2012, Gold Fields also employs approximately 770 employees in its Growth & International Project division and 3,100 employees in its Support Services division. As at December 31, 2012, the total number of employees and contractors on payroll was approximately 48,100.
(3)	Gold Fields distributed KDC and Beatrix as part of the Spin-off.
(4)	Rounded to the nearest hundred.
(5)	Rounded to the nearest ten.

Labor Relations

South Africa

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, picket and participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory severance pay in the event of termination of employment for operational reasons;

•	reduce and limit the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

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

Prior to the Spin-off approximately 97% of the labor force at Gold Fields’ South African operations was unionized, with the major portion of its South African workforce being members of the NUM the other two recognized unions being UASA and Solidarity. As a result of its highly unionized labor force in South Africa and the fact that labor costs constituted approximately 43% of production costs, Gold Fields attempted to balance union demands with the need to contain and reduce total cash costs in order to ensure the long-term viability of its operations. After the Spin-off, approximately 78% of the labor force at Gold Fields’ South African operation is unionized. Excluding the Sibanye Gold assets, labor costs constituted approximately 40.4% of production costs.

In fiscal 2012, Gold Fields, like several other South African mining companies, was affected by work stoppages at its South African operations. See “Risk Factors—Gold Fields’ operations and profits have been and may be adversely affected by union activity and new and existing labor laws”, “Information on the Company—Sibanye Gold’s Mining Operations—KDC Operation” and “Information on the Company—Sibanye Gold’s Mining Operations—Beatrix Operation”. For example, approximately 29,000 of 36,000 employees went on strike at the KDC and Beatrix mines in September and October 2012. These work stoppages continued despite the Chamber of Mines negotiating a settlement with NUM, Solidarity and UASA which the striking employees rejected. This breakdown of union cohesion has made, and may continue to make, it difficult to settle labor issues such as wage demands and working conditions. Additionally, at South Deep, on August 2, 2012, Gold Fields announced that its South Deep mine was entering into a formal 60 day consultation process with the NUM and other affected employees in terms of Section 189(3) of the Labour Relations Act No. 66 of 1995, or the LRA. However, on October 2, 2012, Gold Fields announced that it had reached a formal agreement with the NUM and the UASA to implement a new operating model at South Deep, which was implemented for the fourth quarter of fiscal 2012. Gold Fields expects that this new South Deep operating model will secure current jobs and allow the mine to create up to an additional 400 full-time positions at the mine. It is also expected to improve productivity and performance for the mine to approach international best practice. South Deep withdrew the Section 189 notice issued to the NUM after the key aspects of the operating model were agreed.

During fiscal 2012, Gold Fields’ South African operations suffered 49 safety stoppages, of which one occurred at South Deep. Certain stoppages were self-imposed mine closures as a result of safety-related incidents. Gold Fields has actively engaged with the DMR on the protocols applied to safety-related mine closures. Gold Fields conducted a tri-partite Health and Safety Summit in February 2012 along with government and labor organizations to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety.

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

Wage Agreements

2011 – 2013 Agreement

Wage increases and changes to terms and conditions of employment are negotiated with the unions every two years, and on August 2, 2011, Gold Fields reached a two-year wage agreement, or the 2011 wage agreement, with the UASA, Solidarity, and the NUM. This agreement provided for wage increases marginally above inflation, where the majority of employees received increases between 8% and 10%, depending upon the category of employee. The increases were implemented with effect from July 1, 2011. The same percentage increases applied in fiscal 2012. Annual increases for management were implemented in March 2012.

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

In total, labor costs in South Africa decreased by 7.3% in fiscal 2012 compared to fiscal 2011. The decrease is due to the weakening of the Rand from 7.22 to 8.19 per U.S.$1.00.

As noted above, as part of the strike settlement negotiations, the Chamber of Mines offered a settlement proposal, within the ambit of the existing collective wage agreement, to the striking miners on October 12, 2012. Under this proposal, Gold fields agreed with the trade unions to an earlier implementation of a number of provisions of the 2011 wage agreement that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 2.5%, or R150 million, per annum relating to changes to job grades and entry-level wages. In addition, the gold mining companies, trade unions and government have set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which will feed into the next round of wage negotiations scheduled for 2013. Gold Fields offered the benefit of the settlement proposal agreed by the Chamber of Mines, NUM, Solidarity and UASA to striking miners that returned to work.

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

Gold Fields negotiated a new employee gain-sharing model with the union for fiscal 2007, 2008 and 2009, pursuant to which 1.25% of profits after tax and royalties will be shared among local employees. This profit sharing agreement is still applicable, and in fiscal 2012 Gold Fields paid a lump sum of U.S.$1,047 to each employee.

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

Furthermore, in order to maintain competitiveness in the South African labor market, regular industry market surveys are conducted, to benchmark remuneration practices and to keep abreast of industry movements regarding employee benefits and non-financial employee reward and recognition programs. Gold Fields was actively involved in an industry task team working with the Institute of Directors in formulating industry standards for remuneration practices based on labor market dynamics.

Gold Fields provides 50% of the contributions (premiums) under a medical plan, or the Gold Fields Plan, for certain former employees in South Africa. As of December 31, 2012, approximately 126 former employees were still covered under this plan.

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

In fiscal 2012, $0.3 million was debited to earnings under both the Gold Fields and South Deep Plans described above.

Bonus Schemes

Gold Fields offers appropriate bonus schemes for employees at all levels. The focus of Gold Fields’ bonus schemes is based on specific production and safety targets as the primary drivers, with quality factors, such as cost and development, being secondary drivers at management levels. Bonus scheme drivers and parameters are aligned with the Group Annual Incentive Scheme. The targets and on-target bonus percentages of the Group Annual Incentive Scheme were reviewed in fiscal 2012. The short-term drivers include safety, production, notional cash expenditure, development/waste mined and growth.

Employment Equity

Under the South African Employment Equity Act, or the Employment Equity Act, Gold Fields has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination; and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Employment Equity Act, Gold Fields had a formal employment equity plan, which was been approved by its unions and submitted as part of its report to South African regulatory officials. The plan includes numerical targets to be achieved over a five year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. Management believes that Gold Fields is currently making adequate progress toward the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Gold Fields spent approximately R366.0 million on employee training and development at its South African operations in fiscal 2012 and R42.0 million at its Ghanaian, Australian, Peruvian and Growth and International Projects divisions.

During fiscal 2012, most Gold Fields employees in South Africa participated in one or more of the numerous training and development programs offered. Approximately 42,300 employees and 9,700 contractor employees went through the induction and skills review training program. In addition, during the second half of fiscal 2012, Gold Fields introduced a new program for on-the-job training and coaching, providing further skills development at the workplace for approximately 12,500 employees. In fiscal 2012, approximately 6,600 employees participated in team-based health and safety training, and approximately 1,050 employees and 800 local community members attended adult literacy programs. In addition, approximately 500 employees were given portable skills training, in order to support personal growth and empower employees with technical skills that can be used outside the mining industry.

In fiscal 2012, approximately 400 employees attended technical trade qualification programs in the engineering domain and approximately 300 received mining qualification training. Approximately 1,500 employees received part qualifications in the form of registered skills programs, while in-house new skills training and short skills-enhancement programs were also offered to approximately 10,900 mining employees, 1,900 technical service employees and 131 metallurgical employees.

For fiscal 2013, the direct employee training and development in human resources budget at South Deep is expected to be R40 million, which represents a decrease over the budget from 2012 primarily due to the Spin-off.

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

In addition, Gold Fields continues to focus systematically on managerial, leadership, and professional development though its Leadership and Professional Talent Pipeline program, by means of a process known as the Talent Review, which is integrated with its performance management system.

In South Africa, Gold Fields has maintained its enrollment of University Bursars and entry-level scholarships across the technical disciplines.

Gold Fields continues to review the performance of its human resource development, which seeks to identify further opportunities to improve the training and development initiatives. This new focus has resulted in changes in the approach of human resource development, with a conscious departure from the traditional training-only approach, towards a holistic talent and change management approach. Gold Fields believes that this approach will facilitate the cultural and behavioral changes required for the organization to achieve its Safe Production performance objectives.

Through the Gold Fields foundation, Gold Fields previously announced that it would be investing R28 million in an effort to address skills shortages in the South African mining industry. The three-year sponsorship deal comprises investments in the mining engineering faculties at the University of Witwatersrand and the University of Johannesburg. Since this announcement, Gold Fields has invested approximately R18 million with the University of Witwatersrand and over R10 million with the University of Johannesburg, which has assisted the universities in accelerating their long-term strategies for upgrading facilities and implementing improved learning technology and equipment. As a result, an alliance between Gold Fields and the universities has been formed to promote the study of mining engineering, a core skill required to sustain not only the company itself but the local mining industry as a collective. In addition to these university sponsorships, Gold Fields continues to provide approximately R5 million annually to support private students in obtaining practical mining exposure as well as the Mining Education Trust Fund, which provides subsidization towards university staff wages.

Gold Fields continues to subscribe to initiatives concerning national critical skills formation, operating through various private sector collaborative initiatives such as the Gold Producer’s Committee’s “Collaborative Skills Development” initiative and the Technical Skills Business Partnership, or TSBP, which involves Arcelor-Mittal, SASOL, Eskom, Transnet, Anglo Plats and Gold Fields. In addition, Gold Fields continues to work closely with local and national government forums towards the development of business initiatives aimed at addressing youth development.

All of Gold Fields’ employee training activities in South Africa take account of the human resources development requirements of the Mining Charter, and are fully described in the Social and Labor Plan submitted by Gold Fields to the Department of Minerals and Energy. See “Information on the Company—Environmental and Regulatory Matters—South Africa—Mineral Rights”.

Gold Fields has initiated training and development programs internationally that are appropriate to the specific regions, commensurate with regional and site-specific objectives and constraints. A comprehensive leadership development program at Gold Fields’ operations has been developed to further the growth of high-potential individuals, including management, specialists, and other high performers. In fiscal 2013, Gold Fields expects to develop supervisory and management skills components and other initiatives to further this program. In fiscal 2012, health, safety and environmental training remained a focal point in order to comply with site-specific safety and environmental systems and support the Group’s core value that if it cannot mine safely, it will not mine.

Leadership development

In addition, each of Gold Fields’ regions runs its own leadership development programs. Key leadership development courses offered by the Group include the following:

•

Global Leader Program: This 15-day course is run in partnership with Duke University in North Carolina and is aimed at the development of ‘global leaders’, with a focus on strategic thinking, risk management, stakeholder engagement and related issues.

•

Business Leader Program: This 15-day course is also run in partnership with Duke University and is aimed at high performing senior managers. It is focused on issues such as the cascading of strategy, community engagement, development of regional perspectives and related issues.

•

Operational Leader Program: This 10 to 15-day course is run in partnership with both Duke University and the Gordon Institute of Business Science in South Africa. The course is focused on developing potential successors for senior managers, with emphasis on the execution of strategy, process excellence, employee engagement and related issues.

•

Emergent Leader Program: This nine-day course is run in partnership with Duke University and is focused on high-performing/high-potential managers. Focus areas include safe production behaviors, teambuilding, community awareness and related issues.

•	Preparatory Program: This two to four-day program for high performers, including potential supervisors and junior managers, focuses on self-leadership, leading others and driving safe performance.

•

Foundational Program: This two to three-day program for all Gold Fields’ employees (with particular focus on high-potential talent and those in ‘mission critical’ roles) addresses issues such as linking individuals’ roles to Group strategy, development options, internal governance, sustainable development strategy and a range of other important issues.

Health and Safety

Health

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational and environmental exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. HIV infection is the most significant non-occupational disease impacting the South African workforce. Exposure of HIV-positive individuals to silica dust can significantly increase the risk of contracting tuberculosis and silicosis, compared with either situation alone. Gold Fields continues to introduce many initiatives to reduce exposure to silica dust at its underground operations. In addition, NIHL is the subject of numerous interventions, including hearing conservation programs, engineering controls to reduce exposure as close to the source as possible, training of exposed workers and the provision of hearing protection devices to exposed workers. Gold Fields continues to expand initiatives to address HIV infection and AIDS among its workforce.

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

HIV/AIDS Program

Management estimates that the prevalence of HIV was approximately 18% for Gold Fields’ employees in the South Africa region before the Spin-off. After the Spin-off, management estimates that the prevalence of HIV is approximately 17.1% for Gold Fields’ employees in the South Africa region. Gold Fields believes that its South African workforce has a similar level of HIV prevalence to that present in the same demographic groups in South Africa generally. Accordingly, Gold Fields has developed and implemented a significant HIV/AIDS program with the goals of reducing the rate of HIV infection among its workforce and minimizing the potential financial impact of AIDS on its operations. This program involves a multi-faceted approach known as the HAST program (HIV, AIDS, sexually transmitted infections and tuberculosis), which consists of a variety of initiatives aimed at preventing these diseases and includes collaboration with international organizations such as the Global Health Initiative, World Economic Forum, World Health Organization and USAID. In addition to these programs, care and support for workers with HIV/AIDS includes wellness management, ill health retirement for workers with AIDS and home-based care for such workers following retirement. See “Risk Factors—HIV/AIDS, tuberculosis and other contagious diseases pose risks to Gold Fields in terms of lost productivity and increased costs.”

HIV/AIDS prevalence is not significant in Gold Fields’ Ghanaian, Australian or Peruvian workforces. Gold Fields has also introduced its HIV/AIDS program in Ghana.

Safety

Operating mines, particularly underground mines, involves significant safety hazards. Gold Fields takes steps to address particular safety issues which are present at its operations. Specific safety issues are explained in further detail in connection with the description of each of Gold Fields’ operations. See “Information on the Company—Gold Fields’ Mining Operations—KDC Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Beatrix Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—South Deep Operation—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Ghana Operations—Tarkwa Mine—Mining”, “Information on the Company—Gold Fields’ Mining

Operations—Ghana Operations—Damang Mine—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australia Operations—St. Ives—Mining”, “Information on the Company—Gold Fields’ Mining Operations—Australia Operations—Agnew—Mining” and “Information on the Company—Gold Fields’ Mining Operations—Peru Operations—Cerro Corona—Mining”.

During fiscal 2012, Gold Fields faced a number of significant safety issues, including the deaths of 16 workers at its South African mines. The Company continually renews its commitment to safety. OHSAS 18001 surveillance audits were conducted by Burea Veritas at Gold Fields’ three South African operations. Non conforming practices identified during the audits have been rectified and certification has been maintained at all operations. See “Information on the Company—Strategy”.

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

In fiscal 2010, in order to further safety-improvement efforts, Gold Fields’ Safe Production Management strategy was re-focused on two key efforts: compliance and engineering out risk. These efforts were further implemented in fiscal 2011 and 2012, and Gold Fields intends to continue carrying out this safety-improvement strategy through its well-being program and leadership and skills development. In the remaining South African operation, the existing health and safety strategy focuses on five elements: culture, stakeholder engagement, well-being, engineering out risk and compliance. This approach was project managed through 2012 to bring about the required shift in health and safety attitudes, practices and procedures. Bain & Company was engaged for the first half of 2012 to assist with the implementation of the South African operations’ (which at the time included the Sibanye Gold assets) safety strategy as well as its culture transformation program. Thereafter, Gold Fields continued implementing the programs until the date of the Spin-off.

Gold Fields’ South African operations have subscribed to the milestones set for accidents, silicosis and NIHL issued by the Mine Health and Safety Council of South Africa, which is a legislative body set up under the Mine Health and Safety Act to advise the Minister of Mineral Resources on mine health and safety legislation. These milestones include (i) achieving safety performance levels equivalent to international standards for underground metalliferous mines by 2013, (ii) by December 2008, achieving respirable crystalline silica levels of below 0.1 mg per cubic meter in 95% of individual exposure measurement results, (iii) after December 2013, there being no new cases of silicosis among individuals previously unexposed prior to 2008, (iv) after December 2008, eliminating hearing deterioration of more than 10% among occupationally exposed individuals and (v) by December 2013, reducing the noise emitted by equipment to a level below 110dB(A) at any location in the workplace. As of December 31, 2012, Gold Fields measured respirable crystalline silica levels above 0.1 mg per cubic meter in 3.5% of exposure measurement results and 1.2% of all equipment measurements taken were above 110 dB(A), with one reading measured at a rock drill machine in a small confined space and five readings being measurements of fans where silencers must be replaced due to corrosion. Silencing of equipment is ongoing, with continued focus on replacing blocked and/or damaged silencers on machines. South Africa has a legislated personal OEL of 85 dBA. Both the DMR and the Chamber of Mines accept the use of hearing protection devices while methods for reducing noise are explored. As of December 31, 2012, the NIHL exposure above 85 dBA across all operations was 47%. This measurement excludes protection from hearing protection devices. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85 dBA. A project to measure exposure while using hearing protective devices to provide further verification was started in September 2012 and is ongoing. Cases of NIHL and silicosis may still arise in the future, particularly due to the latency period after exposure. Gold Fields has also set internal targets, which are more stringent than these milestones. Action plans to achieve the milestones have been developed and the Vice President and Head of South African operations reports to the Board’s Safety, Health and Sustainable Development Committee on a quarterly basis.

Lost Time Injury Frequency Rate and Fatal Injury Frequency Rate

The following tables set out the lost time injury frequency rate data for Gold Fields’ South African, West African, Australian and South American mining operations for the last five calendar years. The tables also set out the number of fatalities and fatal injury frequency rate data for Gold Fields’ South African and West African operations. The number of fatalities and fatal injury frequency rates at Damang, St. Ives, Agnew and Cerro Corona were 0.00 for each of the last five calendar years.

South Africa

West Africa

Australia

Notes:

(1)	Excluding restricted work cases, 23.17 if such cases are included.
(2)	Excluding restricted work cases, 16.69 if such cases are included.

South America

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

As of December 31, 2012, the issued share capital of Gold Fields consisted of 731,588,614 ordinary shares.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of May 1, 2013 is set forth below.

Beneficial owner	Ordinary shares	Percentage
Investec Asset Management	47,780,256	6.44%
First Eagle Investment Management LLC	47,068,164	6.36%
Van Eck Associates Corporation	41,849,469	5.66%

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.

The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of
	June 30, 2010	December 31, 2011	December 31, 2012
	(%)
Beneficial owner
Tradewinds Global Investors	6.54	4.24	1.19
Investec Asset Management	5.91	6.27	6.74
First Eagle Investment Management LLC	5.82	5.44	6.92

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

Rand Refinery

GFLMSL, as agent for Gold Fields and its subsidiaries, has an agreement with Rand Refinery, in which Sibanye Gold and Gold Fields held a 33.1% and 1.8% interest, respectively prior to the Spin-off, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery. After the Spin-off, Gold Fields holds a 1.8% interest with the remaining interest held by other South African gold producers including Sibanye Gold which holds a 33.1% interest. Prior to October 1, 2004, GFLMSL acted as agent for Rand Refinery to sell up to 50% of Gold Fields’ South African production. However, since October 1, 2004, Gold Fields has sold the gold produced from its South African operations itself. Gold Fields Ghana and Abosso are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is the Chief Executive Officer and a Director of Gold Fields, was a Director of Rand Refinery from July 12, 2000 until

September 30, 2008. He remains an alternate Director. As a Director of GFLMSL, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland declared his interest in the contract between Rand Refinery and GFLMSL, pursuant to South African requirements, and did not participate in the decision of Rand Refinery to enter into the agreement with GFLMSL, Gold Fields Ghana or Abosso. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMSL. See “Information on the Company—Description of Mining Business—Refining and Marketing” for further details regarding these arrangements.

Uncle Harry’s Area

Cheryl A. Carolus, the non-executive chair of Gold Fields, is a party in her capacity as a founding shareholder of Peotona Gold Holdings (Proprietary) Limited, or PGH, to the agreement described below. Ms. Carolus has a 25% interest in PGH, which in turn has a one-third economic interest and a 51% voting interest in the issued share capital of Peotona Gold. Western Areas Prospecting (Proprietary) Limited, or WAP, which is a company 74% owned by GFO and 26% owned by Peotona Gold, held four prospecting rights on grounds contiguous to South Deep. On April 21, 2009, Gold Field Operations Limited, or GFO, GFI Joint Venture Holdings (Proprietary) Limited, Peotona Gold, WAP and others entered into an agreement, or the April 2009 Agreement, under which WAP relinquished and abandoned a portion of the prospecting area covered by one of the above prospecting rights (commonly known as “Uncle Harry’s Area”) in favor of the South Deep Joint Venture. The April 2009 Agreement was subject to (among other conditions precedent) the conversion of the old order mining right of South Deep to a new order mining right and simultaneously amending the South Deep mining right by extending the area covered by the South Deep mining right to include Uncle Harry’s Ground pursuant to the Mineral and Petroleum Resources Development Act. 28 of 2002. Peotona Gold also granted GFO an option to acquire its 26% shareholding in WAP. With effect from October 14, 2011, the parties amended the April 2009 Agreement pursuant to which amendment GFO acquired Peotona Gold’s 26% shareholding in WAP for an amount of R50,700,000, or the Share Purchase Price. Against receipt by Peotona Gold of the Share Purchase Price, Peotona Gold distributed the Share Purchase Price (less applicable tax and certain historical costs), as a dividend to its shareholders, including PGH, in respect of its one-third economic interest in Peotona Gold.

Alexander Forbes Group

Gold Fields, of which Sibanye Gold was a wholly-owned subsidiary during fiscal 2012, has an agreement with the Alexander Forbes Group, or Alexander Forbes, pursuant to which Alexander Forbes manages Gold Fields’ employee defined contribution fund. Guardrisk, a wholly-owned subsidiary of Alexander Forbes, manages Gold Fields’ local short-term insurance policies. Gold Fields has also obtained financial guarantees in favor of the South African Department of Mineral Resources from Alexander Forbes to partially secure the estimated rehabilitation costs at its South African operations. Matthews S. Moloko, who was a non-executive director of Gold Fields until his resignation on December 31, 2012, has been a non-executive director of Alexander Forbes from December 2007. As a director of Gold Fields, Mr. Moloko declared his interest in the agreement between Alexander Forbes and Gold Fields pursuant to South African requirements, and did not participate in the decision of Alexander Forbes to enter into the agreement with Gold Fields.

Credit Suisse

On April 17, 2012, Sibanye Gold, Orogen and GFO, owned subsidiaries of Gold Fields (the former parent of Sibanye Gold), entered into a U.S.$500 million syndicated revolving loan facility. The purpose of the facility was to refinance existing facilities and for general corporate and working capital purposes. Credit Suisse AG, London Branch, or Credit Suisse, was a lender under the U.S.$500 million syndicated revolving loan facility. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—$500 million Syndicated Revolving Credit Facility” for further details regarding this facility.

Further, Credit Suisse was an original lender and arranger of the U.S.$1,440 million facility and the U.S. Dollar Bridge Facility. The purpose of these facilities was to refinance Gold Fields’ debt upon the occurrence of the Spin-off and for general corporate and working capital purposes. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1,440 million term loan and revolving credit facility” for further details regarding these facilities.

Credit Suisse Securities (Europe) Limited was also a co-financial advisor to the Spin-off.

Richard Menell, who is both a senior advisor to Credit Suisse Securities Jhb Ltd and a non-executive director of Gold Fields, has been a director of Credit Suisse Securities Jhb Ltd since September 2012. As a director of Gold Fields, Mr. Menell declared his interest in the above mentioned agreements between Credit Suisse and Gold Fields, pursuant to South African requirements, and did not participate in the decision of Credit Suisse to enter into the agreements with Gold Fields.

Sibanye Gold

GFLMSL accounted for a significant portion of related party loans with the Sibanye Gold Group. These loans were U.S.$1,996.3 million in fiscal 2012. These loans were unsecured, interest-free and had no fixed terms of repayment. The amount outstanding under these loans at June 30, 2012 was U.S.$2.4 billion, The amount outstanding on the Spin-off date, the date that the loan was repaid, was nil.

On February 1, 2013, Gold Fields subscribed for further shares in Sibanye Gold at a total subscription price of R17,245,786,016.46. Sibanye Gold used the majority of the proceeds of such subscription amount to repay the intercompany loan to GFLMSL mentioned above. Gold Fields subscribed for such number of shares in Sibanye Gold so that, following such subscription, the number of issued shares held by Gold Fields in Sibanye Gold equalled the number of issued shares in Gold Fields. Sibanye Gold will use the remaining portion of the proceeds of such subscription to establish a cell captive to continue to cover insurance exposures for risk categories including asset and liability claims that are typically denominated in U.S. dollars, which were covered under Gold Fields’ cell captive.

Guarantees

Gold Fields guaranteed certain debt of Sibanye Gold Group until the Spin-off date. For information on these guarantees, see “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources”.

Indemnity Agreement

Each of Gold Fields and the other Guarantors have entered into the Indemnity Agreement in favor of Sibanye Gold, in order to indemnify Sibanye Gold, with effect from the date on which the Spin-off took place, against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes (whether such loss is made prior to or after the date on which the Spin-off takes effect or whether the circumstances giving rise to such loss arose prior to or after such date). The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place.

For further information on the Indemnity Agreement see “Additional Information—Material Contracts—Indemnity Agreement”.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favorable to it as arm’s length terms; however, in certain circumstances such as related party loans, the transactions were not at arm’s length as the loans were unsecured, interest-free and had no fixed terms of repayment.

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

Dividends and Dividend Policy

The following table sets forth the dividends announced and paid per share in respect of Gold Fields’ ordinary shares for the periods indicated:

	Year ended
	June 30, 2007		June 30, 2008		June 30, 2009		June 30, 2010		December 31, 2010		December 31, 2011		December 31, 2012(1)
	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)	($)	(Rand)
Prior year’s final dividend	0.15	1.10	0.13	0.95	0.16	1.20	0.10	0.80	0.10	0.70	0.10	0.70	0.30	2.30
Interim dividend	0.13	0.90	0.09	0.65	0.03	0.30	0.07	0.50	—	—	0.14	1.00	0.20	1.60

Total dividend	0.28	2.00	0.22	1.60	0.19	1.50	0.17	1.30	0.10	0.70	0.24	1.70	0.50	3.90

Note:

(1)	A final dividend of R0.75 was announced on February 13, 2013 and paid on March 11, 2013.

During fiscal 2012, Gold Fields restated its dividend policy. Previously, Gold Fields’ dividend policy was to declare an interim and final dividend in respect of each financial year based on 50% of the earnings for the year before taking account of investment opportunities and after excluding impairments. Earnings were adjusted to exclude unrealized gains and losses on financial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to the underlying financial instruments. The new dividend policy is to pay a dividend of between 25% and 35% of normalized earnings.

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Gold Fields is the JSE on which they trade under the symbol “GFI.” The ordinary shares of Gold Fields are also listed on the SWX Swiss Exchange. Gold Fields’ International Depositary Shares are listed on Euronext Brussels. As of December 31, 2012, 15,849 record holders of Gold Fields’ ordinary shares, holding an aggregate of 209,746,446 ordinary shares (28.66%), were listed as having addresses in South Africa. As of December 31, 2012, 471 record holders of Gold Fields’ ordinary shares, holding an aggregate of 121,017,265 ordinary shares (16.54%), were listed as having addresses in the United States.

Gold Fields’ ADSs currently trade in the United States on the NYSE under the symbol “GFI.” ADRs representing the ADSs are issued by The Bank of New York Mellon, as Depositary. Each ADS represents one ordinary share. Gold Fields’ ADRs are also listed on the NASDAQ Dubai.

JSE Trading History

The tables below show the high and low closing prices in Rand and the average daily volume of trading activity on the JSE for Gold Fields’ ordinary shares for the last five fiscal years.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by I-Net Bridge, a South African financial information service:

Year ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
June 30, 2008	135.00	87.01	2,900,832
June 30, 2009	123.50	54.00	3,011,023
June 30, 2010	114.74	83.30	2,678,274
December 31, 2010	125.90	94.90	2,095,245
December 31, 2011	143.00	95.60	2,172,942
December 31, 2012	131.31	96.00	2,304,320
through May 9, 2013	110.29	54.73	4,255,946

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated, as reported by I-Net Bridge:

Quarter ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
March 31, 2011	128.40	111.41	2,101,349
June 30, 2011	123.50	95.60	2,117,767
September 30, 2011	141.01	95.80	2,577,103
December 31, 2011	143.00	117.99	1,883,768
March 31, 2012	131.31	104.48	2,323,091
June 30, 2012	117.45	97.00	2,452,051
September 30, 2012	114.54	96.00	2,516,738
December 31, 2012	112.38	97.93	1,930,090

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

Month ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
November 30, 2012	112.38	102.73	2,280,646
December 31, 2012	105.63	97.93	1,986,354
January 31, 2013	109.85	101.88	2,496,448
February 28, 2013	109.48	74.30	3,193,220
March 31, 2013	74.72	69.45	6,355,314
April 30, 2013	71.39	54.73	5,077,810

On May 9, 2013, the closing price of the ordinary shares on the JSE was 62.64.

New York Stock Exchange Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on the NYSE for the last five fiscal years.

The following table sets out ordinary share trading information on a yearly basis for the last five fiscal years, as reported by Bloomberg:

Year ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
June 30, 2008	19.13	10.88	6,368,692
June 30, 2009	13.72	4.90	7,635,974
June 30, 2010	15.82	10.99	5,907,096
December 31, 2010	18.49	11.08	4,889.081
December 31, 2011	18.55	13.80	4,007,009
December 31, 2012	16.92	11.32	3,994,433
through May 9, 2013	12.47	6.26	5,154,151

The following table sets out ADS trading information on a quarterly basis for the periods indicated, as reported by Bloomberg:

Quarter ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
March 31, 2011	18.14	15.84	3,616,958
June 30, 2011	18.55	13.80	4,043,453
September 30, 2011	17.89	14.25	4,950,355
December 31, 2011	18.30	14.69	3,396,105
March 31, 2012	16.92	13.50	3,345,949
June 30, 2012	14.04	11.75	4,005,821
September 30, 2012	13.94	11.85	4,582,211
December 31, 2012	13.02	11.32	4,034,089

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

Month ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
November 30, 2012	13.02	11.54	4,054,358
December 31, 2012	12.49	11.32	4,041,204
January 31, 2013	12.47	11.58	3,490,133
February 28, 2013	10.51	8.29	4,277,752
March 31, 2013	8.20	7.75	6,029,213
April 30, 2013	7.70	6.26	6,966,808

On May 9, 2013, the closing price of Gold Fields’ ADSs quoted on the NYSE was $6.84.

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

The market capitalization of companies listed on the stock exchange operated by the JSE was approximately R8.4 trillion as of December 31, 2012. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 43.1% for fiscal 2012. Trading is concentrated in a small, but growing, number of companies. As of May 9, 2013, there were 395 listed companies on the JSE.

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

ITEM 10: ADDITIONAL INFORMATION

General

Gold Fields is a public company registered in South Africa under the Companies Act which limits the liability of its shareholders, and is governed by its Memorandum of Incorporation in terms of the Companies Act. Gold Fields’ registration number is 1968/004880/06. On April 8, 2009, South Africa passed the Companies Act, which came into force on May 1, 2011. At the annual general meeting held on May 14, 2012, Gold Fields adopted a new Memorandum of Incorporation, or Memorandum of Incorporation, to replace its memorandum of association and the articles of association. Upon the passage of the Companies Act, the Memorandum of Incorporation became Gold Fields’ Memorandum of Incorporation upon the advent of the Act. The Memorandum of Incorporation conforms to the requirements of the Companies Act and the amended JSE Listings Requirements. Clause 4 of the Memorandum of Incorporation provides that Gold Fields has the powers and capacity of a natural person and is not subject to any special conditions. Gold Fields amended the Memorandum of Incorporation at its annual general meeting on May 9, 2013. These amendments relate to, among other things:

•

the ability of the Board to create and issue debt instruments (in the form of bonds, notes, commercial paper, debentures or other similar securities that are, or are capable of being, listed or ordinarily dealt with on an exchange) without reference to shareholders, on such terms and conditions as the Board may from time to time determine, provided that no special privileges may be granted to secured and unsecured debt instruments as contemplated in the JSE Listings Requirements. Such ability shall in all circumstances be subject to, and be in accordance with, the JSE Listings Requirements and the Companies Act;

•

the retirement of directors by rotation, which amendment will, in line with international best practice, provide that all directors, and not only non-executive directors, are subject to retirement by rotation; and

•	recent changes to the JSE Listings Requirements.

The memoranda of incorporation of all of its subsidiary companies are similarly aligned. This process was completed by the May 1, 2013 deadline.

Dividends and Payments to Shareholders

Gold Fields may make distributions (including the payment of dividends to its shareholders) from time to time in accordance with provisions of the Companies Act and the JSE Listing Requirements and Gold Fields’ Memorandum of Incorporation. In terms of the Companies Act, a company may only make a distribution (including the payment of any dividend) if:

•	it reasonably appears that the Company will satisfy the solvency and liquidity test immediately after completing the proposed distribution;

•

the Board, by resolution, has acknowledged that it has applied the solvency and liquidity test and reasonably concluded that the Company will satisfy the solvency and liquidity test immediately after completing the proposed distribution.

In terms of the Companies Act, the solvency and liquidity test will be satisfied at a particular time if, considering all reasonably foreseeable financial circumstances of the Company at that time:

•	the assets of the Company, fairly valued, equal or exceed the liabilities of the Company, as fairly valued; and

•	it appears that the Company will be able to pay its debts as they become due in the ordinary course of business for a period of:

•	12 months after the date on which the test is considered; or

•	in the case of a distribution (including the payment of dividends to its shareholders) 12 months following that distribution.

Subject to the above requirements, the shareholders of Gold Fields in a general meeting or the directors may from time to time declare a dividend or any other payment to be paid to shareholders and to the holders of share warrants (if any) in proportion to the number of shares held by them.

The Company must hold all monies due to the shareholders in trust indefinitely but subject to the laws of prescription. The Company shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed payment to shareholders to any one of the Company’s bankers.

Voting Rights

Every shareholder of Gold Fields, or representative of a shareholder, who is present at a shareholders’ meeting has one vote on a show of hands, regardless of the number of shares he holds or represents or the number of shareholders he represents, unless a poll is demanded. Every Gold Fields’ shareholder is, on a poll, entitled to one vote per ordinary share held. A poll may be demanded by not less than five persons having the right to vote on that matter, a person or persons entitled to exercise not less than one tenth of the total voting rights entitled to vote on that matter, or the chairperson. Neither the Companies Act nor Gold Fields’ Memorandum of Incorporation provide for cumulative voting.

A shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf. The proxy need not be a shareholder; however, the proxy may not delegate authority granted to him or her as a proxy.

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

Transfer of Shares

The transfer of any Gold Fields certificated shares will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialized shares which have been traded on the JSE are transferred on the STRATE system and delivered five business days after each trade. The transferor of any share is deemed to remain the holder of that share until the name of the transferee is entered in Gold Fields’ register for that share. Since Gold Fields shares are traded through STRATE, only shares which have been dematerialized may be traded on the JSE. Accordingly, Gold Fields shareholders who hold shares in certificated form will need to dematerialize their shares in order to trade on the JSE.

Disclosure of Interest in Shares

Under South African law, a registered holder of Gold Fields shares who is not the beneficial owner of such shares is required to disclose to Gold Fields, within five business days after the end of every month during which a change has occurred in the beneficial ownership, the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, Gold Fields may, by notice in writing, require a person who is a registered shareholder, or whom Gold Fields knows or has reasonable cause to believe has a beneficial interest in Gold Fields ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to Gold Fields the identity of the person on whose behalf the ordinary shares are held. Gold Fields may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Gold Fields is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Gold Fields together with the extent of those beneficial interests.

General Meetings of Shareholders

The shareholders and/or directors may convene Gold Fields shareholders’ meetings pursuant to the requirements of the Companies Act. Gold Fields is obligated to hold an annual general meeting for each fiscal year prior to 15 months after the date of the last annual general meeting.

Shareholders’ meetings, including annual general meetings, require at least 15 business days’ notice in writing of the place, day and time of the meeting to shareholders.

Business may be transacted at any shareholders’ meeting only while a quorum of shareholders is present. The quorum for the commencement of a shareholders’ meeting shall be:

•	sufficient persons present to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised; and

•	in addition, three shareholders entitled to vote and present at the meeting.

The annual general meeting deals with and disposes of all matters prescribed by Gold Fields’ Memorandum of Incorporation and the Companies Act, including:

•	the presentation of the Directors’ report, the audited financial statements for the immediately preceding financial year and the audit committee report; and

•	the election of directors.

Annual Report and Accounts

Gold Fields is required to keep the accounting records and books of accounts as are necessary to present the state of affairs of the company and to explain the financial position of the company as prescribed by the Companies Act. No shareholder (who is not a director of Gold Fields) has the right to inspect any account or book or document of Gold Fields, except as conferred by the Companies Act or authorized by the directors or by a resolution of Gold Fields at a shareholders’ meeting.

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

Changes in Capital or Objects and Powers of Gold Fields

The Gold Fields shareholders may, by the passing of a special resolution in accordance with the provisions of the Companies Act:

•	increase Gold Fields’ authorized share capital;

•	divide all or any part of Gold Fields’ share capital into shares of larger amounts than Gold Fields’ existing shares or consolidate and reduce the number of the issued no par value shares, if any;

•	reduce Gold Fields’ authorized share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;

•	alter the provisions of Gold Fields’ Memorandum of Incorporation; and

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

The solvency and liquidity test will be satisfied at a particular time if, considering all reasonably foreseeable financial circumstances of the Company at that time:

•	the assets of the Company, fairly valued, equal or exceed the liabilities of the Company, as fairly valued; and

•	it appears that the Company will be able to pay its debts as they become due in the ordinary course of business for a period of:

•	12 months after the date on which the test is considered; or

•	in the case of a distribution (including the payment of dividends to its shareholders) 12 months following that distribution.

The procedure for acquisition of shares by Gold Fields is regulated by its Memorandum of Incorporation, the Companies Act and the Listing Requirements of the JSE.

Gold Fields may, if authorized by special resolution, acquire its own shares; provided that it reasonably appears that the Company will satisfy the solvency and liquidity test immediately after completing the proposed distribution and that the Board, by resolution, has acknowledged that it has applied the solvency and liquidity test and reasonably concluded that the Company will satisfy the solvency and liquidity test immediately after completing the proposed distribution. See “—Dividends and Payments to Shareholders”.

Borrowing Powers

In terms of the provisions of Section 19(1) of the Companies Act, read together with Clause 4 of the Company’s Memorandum of Incorporation, the borrowing powers of the Company are unlimited.

Non-South African Shareholders

There are no limitations imposed by South African law or by the Memorandum of Incorporation of Gold Fields on the rights of non-South African shareholders to hold or vote Gold Fields’ ordinary shares.

Rights of Minority Shareholders and Directors’ Duties

The Companies Act provides instances in which minority shareholders may seek relief from the courts if he, she or it has been unfairly prejudiced by the company.

In South Africa, a director of a company, when acting in that capacity, must exercise the powers and perform the functions of a director:

•	in good faith and for a proper purpose;

•	in the best interests of the company; and

•	with the degree of care, skill and diligence that may reasonably be expected of a person;

•	carrying out the same functions in relation to the company as those carried out by that director; and

•	having the general knowledge, skill and experience of that director.

Material Contracts

Additional Black Economic Empowerment Transactions

On August 5, 2010, Gold Fields announced a series of empowerment transactions to meet its 2014 Black Economic Empowerment equity ownership requirements. On November 2, 2010, the shareholders of Gold Fields approved these transactions at the General Meeting which included the establishment of an ESOP, the issue of approximately 600,000 Gold Fields shares to a broad-based BEE consortium, or BEECO, and BEECO’s subscription for a 10% holding in South Deep with a phase in participation over 20 years. On November 19, 2010, Gold Fields issued 13,525,394 shares to the ESOP housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. The remaining empowerment transactions have been completed.

U.S.$1 billion Note Issue

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1 billion Note Issue”.

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

U.S.$60 million Senior Secured Revolving Credit Facility

See “Operating and Financial Review and Prospects —Credit Facilities and Other Capital Resources—U.S.$60 million Senior Secured Revolving Credit Facility”.

Split-tenor Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Split- tenor Revolving Credit Facility”.

U.S.$500 million Syndicated Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources— U.S.$500 million Syndicated Revolving Credit Facility”.

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

R10 billion Domestic Medium Term Note Program

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R10 billion Domestic Medium Term Note Program”.

U.S.$1 billion Syndicated Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1 Billion Syndicated Revolving Credit Facility”.

U.S.$1,440 million Term Loan and Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1,440 million Term Loan and Revolving Credit Facility”.

R1,500 million Nedbank Revolving Credit Facility

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R1,500 million Nedbank Revolving Credit Facility”.

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

Transitional Services Agreement

Following the Spin-off, Gold Fields and Sibanye Gold are continuing to provide services to each other as described in the Transitional Services Agreement. These services include corporate functions and infrastructure support, purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions, which will be provided on a transitional basis for a period of up to 12 months.

Indemnity Agreement

Pursuant to the Indemnity Agreement entered into between the Guarantors and Sibanye Gold, the Guarantors agreed to hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1 billion Notes Issue”.

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

American Depositary Receipts

Each Gold Fields ADS represents ownership interests in one Gold Fields ordinary share and the rights attributable to one Gold Fields ordinary share that Gold Fields will deposit with one of the custodians, which currently are Standard Bank of South Africa, First National Bank of South Africa and Société Générale. Each Gold Fields ADR also represents securities, cash or other property deposited with BNYM but not distributed to holders of Gold Fields ADRs.

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

In fiscal 2012, BNYM paid U.S.$1.3 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR program

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

Withholding Tax on Dividends

It should be noted that the 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from April 1, 2012. Generally, under the terms of the reciprocal tax treaty entered into between South Africa and the United States, or the Treaty, the withholding tax is limited to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases. South Africa previously imposed a tax on companies distributing dividends, the STC, at a rate of 10%. Although it applied to the dividend paying company, and not the recipient, STC was a recognized form of tax in terms of the double taxation convention between South Africa and the United States, but it did not constitute a withholding tax on dividends. STC was abolished with effect from March 31, 2012.

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

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs by a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any State within the United States; or

•	otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares or ADSs.

The U.S. federal income tax treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds ordinary shares or ADSs will depend upon the status of the partner and the activities of the partnership. If you are an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax adviser concerning the U.S. federal income tax consequences to your partners of the acquisition, ownership and disposition of ordinary shares or ADSs by you.

This summary only applies to U.S. Holders that hold ordinary shares or ADSs as capital assets. This summary is based upon:

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

Gold Fields does not believe that it should be treated as, and does not expect to become, a PFIC for U.S. federal income tax purposes but Gold Fields’ possible status as a PFIC must be determined annually and therefore may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Gold Fields would not be eligible for the special reduced rate of tax described below under “Taxation of Dividends”. You should consult your own tax advisers regarding the potential application of the PFIC regime.

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

Dividends paid by Gold Fields will be taxable to non-corporate U.S. Holders at the special reduced rate normally applicable to long-term capital gains, provided that either Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or the ADSs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Effect of South African Withholding Taxes

As discussed in “Certain South African Tax Considerations—Withholding Tax on Dividends”, under current law, South Africa imposes a withholding tax of 15% on dividends paid by Gold Fields. A U.S. Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Gold Fields.

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

You should consult your tax advisor concerning the foreign tax credit implications of the payment of South African withholding taxes.

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

Foreign Financial Asset Reporting

Legislation enacted in March 2010, the Hiring Incentives to Restore Employment (HIRE) Act of 2010, imposes new reporting requirements on the holding of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000 at the end of the taxable year or $75,000 at any time during the taxable year. Gold Fields’ ordinary shares and ADSs are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). You should consult you tax advisor regarding the application of this legislation.

Documents on Display

Gold Fields files annual and special reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

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

During fiscal 2012, forward cover was taken out to cover various commitments of the South African operations. All contracts were completed during the year.

Realized gains and losses on financial instruments are disclosed in detail under “Operating and Financial Review and Prospects—Results of Operations—Realized (loss)/gain on financial instruments.”

Foreign Currency Contract Position

As of December 31, 2012, there were no material foreign currency contract positions.

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

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no material foreign currency contracts as of December 31, 2012.

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

Commodity Price Hedging Experience

Gold

No gold derivative instruments were entered into during fiscal 2012 and no gold derivative instruments have been entered into since fiscal 2007.

Copper

During June 2009, Gold Fields La Cima sold forward 8,705 tonnes of Cerro Corona’s expected copper production for fiscal 2010 for monthly deliveries. The contract ran from June 24, 2009 to June 23, 2010. The average forward price for the monthly deliveries is U.S.$5,001 per tonne. An additional 8,705 tonnes of Cerro Corona’s expected copper production for fiscal 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of U.S.$4,600 per tonne with full participation up to a maximum price of U.S.$5,400 per tonne. The contract realized a total loss of $25.9 million.

No further contracts were entered into during fiscal 2012.

Oil

From time to time, various subsidiaries of Gold Fields enter into call options to fix the price of specified quantities of diesel fuel. During fiscal 2009, the following options were entered into and expired unexercised during fiscal 2009 and 2010:

•

On July 21, 2008, Gold Fields Australia (Pty) Ltd purchased a one-year Asian Style Singapore 0.5% Gasoil call option in respect of 30 million liters of diesel for the period August 1, 2008 to July 31, 2009 at a strike price of $1.095 per liter. The call option cost $2.85 million paid upfront.

•

On August 21, 2008, Gold Fields Ghana purchased a further two-month Asian style ICE Gasoil call option in respect of 10 million liters of diesel for the period July 1, 2009 to August 31, 2009 at a strike price of $0.98 per liter. The call option cost $1.0 million paid upfront.

•

On September 18, 2008, Gold Fields Ghana purchased a further six-month Asian style ICE Gasoil call option in respect of 36 million liters of diesel for the period September 1, 2009 to February 28, 2010 at a strike price of $0.90 per liter. The call option cost $3.6 million paid upfront.

•

On September 18, 2008, Gold Fields Australia (Pty) Ltd purchased a further six-month Asian Style Singapore 0.5% Gasoil call option in respect of 17.5 million liters of diesel for the period August 1, 2009 to February 28, 2010 at a strike price of $0.91 per liter. The call option cost $1.6 million paid upfront.

On July 5, 2012, St. Ives Gold Mining Company (Pty) Ltd entered into a Gasoil 10ppm free on board Singapore contract for 10,000 barrels per month effective from August 1, 2012 until January 31, 2013 at a fixed price of $118.90 per barrel.

No further contracts were entered into during fiscal 2012.

Commodity Price Contract Position

The following contract was outstanding as of December 31, 2012:

•	Australian diesel hedge—20,000 barrels with a mark-to-market value of $0.1 million.

Interest Rate Sensitivity

General

As of December 31, 2012, Gold Fields’ indebtedness amounted to $2,361.2 million. Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Gold Fields’ credit facilities and other borrowings outstanding as of December 31, 2012, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources.”

Interest Rate Sensitivity Analysis

$1,372.4 of Gold Fields interest bearing debt outstanding as of December 31, 2012 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

$880.0 million of the total debt was exposed to changes in LIBOR while $492.4 million was exposed to the Prime Rate and JIBAR. The following table indicates the change to finance expense had LIBOR and the Prime Rate differed as indicated.

	Change in finance expense for a nominal change in interest rate, change as of December 31, 2012
	($ million, except for percentages)
Sensitivity to interest rates	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5%
Sensitivity to LIBOR interest rate	(13.9)	(9.3)	(4.6)	4.6	9.3	13.9
Sensitivity to Prime and JIBAR	(2.6)	(1.7)	(0.9)	0.9	1.7	2.6

Change in finance expense	(16.5)	(11.0)	(5.5)	5.5	11.0	16.5

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, Gold Fields’ disclosure controls and procedures were effective.

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

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of December 31, 2012. In making this assessment, Gold Fields’ management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control- Integrated Framework. Based upon its assessment, Gold Fields’ management concluded that, as of December 31, 2012, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., or KPMG, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Gold Fields’ internal control over financial reporting as of December 31, 2012.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of KPMG Inc., an Independent Registered Public Accounting Firm, on page F-1.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in Gold Fields’ internal control over financial reporting that occurred during fiscal 2012 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

As of the six month period ended December 31, 2010 KPMG has served as Gold Fields’ principal accountant. Set forth below are the fees for audit and other services rendered by KPMG for the six month period ended December 31, 2010, fiscal 2011 and fiscal 2012.

	Six Month Period ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
	(U.S.$ million)
Audit fees	2.9	3.8	3.8
Audit related fees	—	0.3	1.2
Tax fees	0.1	—	—
All other fees	0.2	—	0.1

Total	3.2	4.1	5.1

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G: CORPORATE GOVERNANCE

Gold Fields’ home country corporate governance practices are regulated by the Listing Requirements of the JSE, or the JSE Listing Requirements. The following is a summary of the significant ways in which Gold Fields’ home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.

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

•

The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Gold Fields has appointed a Remuneration Committee, currently comprised of four board members, all of whom are independent under both the JSE Listing Requirements and the NYSE Listing Standards.

•

The NYSE Listings Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The JSE Listings Requirements also require an audit committee composed entirely of independent directors. Gold Fields has appointed an Audit Committee, currently comprised of four board members, all of whom are non-executive and independent, as defined under both the JSE Listings Requirements and the NYSE Listing Requirements.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III ITEM 17: FINANCIAL STATEMENTS

Gold Fields has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements of Gold Fields Limited are filed as part of this annual report.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit

1.1	Memorandum of Association of Gold Fields (incorporated by reference to Exhibit 1.1 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.2	Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.2 to the registration statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

1.3	Amended Articles of Association of Gold Fields (incorporated by reference to Exhibit 1.3 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

2.1	Memorandum of Incorporation of Gold Fields (included in Exhibits 1.1 and 1.2)

2.2	Deposit Agreement among Gold Fields, Gold Fields Limited (f/k/a/Driefontein Consolidated Limited), The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 2, 1998, as amended and restated as of May 21, 2002 (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on October 24, 2002)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Amended Memorandum of Incorporation of Gold Fields (included in Exhibit 1.3)

2.5	Trust Deed among Orogen, as issuer; Gold Fields Limited, GFIMSA, GFO, and GF Holdings, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the U.S.$1 billion Note Issue (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

2.6	Amended Memorandum of Incorporation of Gold Fields, adopted by Special Resolution on May 14, 2012

4.1	The GF Management Incentive Scheme, adopted November 10, 1999 (incorporated by reference to Exhibit 4.2 to the registration statement on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002)

4.2	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted May 4, 2001 (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.3	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, both in their capacity as trustees for The GF Management Incentive Trust, adopted October 31, 2001 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on November 26, 2004)

4.4	The Gold Fields Limited 2005 Non-Executive Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

No.	Exhibit

4.5	The Gold Fields Limited 2005 Share Plan, adopted November 17, 2005 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 22, 2005)

4.6	The Gold Fields Limited 2012 Share Plan, dated May 14, 2012

4.7	U.S.$750,000,000 Facility Agreement between GFIMSA, Orogen, Western Areas Limited, ABN AMRO Bank N.V., Barclays Capital and Barclays Bank plc, dated May 16, 2007 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 7, 2007)

4.8	Agency Agreement in respect of the Domestic Medium Term Note Program, between Gold Fields Limited and Absa Capital, dated April 6, 2009, including Annexures (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.9	Gold Fields Limited Program Memorandum in respect of the Domestic Medium Term Note Program, dated April 6, 2009 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.10	Gold Fields Limited Operating and Procedures Memorandum in respect of the Domestic Medium Term Note Program, dated April 6, 2009 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.11	Program Agreement in respect of the Gold Fields Limited Domestic Medium Term Note Program, between Gold Fields Limited, Absa Capital and Nedbank Capital, dated April 6, 2009 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.12	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.13	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated March 9, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.14	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated March 6, 2009 and effective March 1, 2009 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.15	Agreement between Nicholas J. Holland and Gold Fields Group Services (Pty) Ltd, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.16	Agreement between Nicholas J. Holland and Gold Fields Ghana Holdings (BVI) Limited, dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

No.	Exhibit

4.17	Agreement between Nicholas J. Holland and Gold Fields Orogen Holding Company (BVI), dated April 9, 2010 and effective April 1, 2010 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.18	R1,000 million Standard Bank Revolving Credit Facility between Standard Bank of South Africa Limited, GFIMSA, GFO and the Original Guarantors (listed in Schedule 1), dated December 9, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.19	R500 million RMB Revolving Credit Facility between FirstRand Bank Limited, GFIMSA, GFO and the Guarantors (listed in Schedule 1), dated March 8, 2010 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.20	U.S.$200 million Non-revolving Senior Secured Term Loan between The Bank of Nova Scotia and Banco de Crédito del Perú, as mandated lead arrangers; Banco de Crédito del Perú, as administrative agent; Scotiabank Perú S.A.A., as onshore collateral agent; The Bank of Nova Scotia Trust Company of New York, as offshore collateral agent; and La Cima, dated September 17, 2010 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010).

4.21	U.S.$1,000,000,000 Syndicated Revolving Facility Agreement between Barclays Bank Plc, GFIMSA, GFO and Gold Fields Limited, dated June 20, 2011 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on April 23, 2012).

4.22	Rand 2,000,000,000 Revolving Facility Agreement between Nedbank Limited, GFIMSA and the Original Guarantors (listed in Schedule 1), dated December 19, 2011 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on April 23, 2012).

4.23	U.S.$500 million Credit Facility Agreement between The Bank of Tokyo Mitsubishi UFJ, Limited, GFIMSA, GFO, Gold Fields Orogen Holdings (BVI) Limited and the Original Guarantors (listed in Schedule 1), dated April 17, 2012.

4.24	Bridge Facility Agreement between Barclays Bank Plc, GFI Joint Venture Holdings (Pty) Limited, GFO, Gold Fields Orogen Holding (BVI) and the Original Guarantors (listed in Schedule 1), dated November 28, 2012.

4.25	Credit Facilities Agreement between Barclays Bank Plc, GFI Joint Venture Holdings (Proprietary) Limited, GFO, Gold Fields Orogen Holding (BVI) and the Original Guarantors (listed in Schedule 1), dated November 28, 2012, as amended and restated as of January 30, 2013 pursuant to a Syndication and Amendment Agreement.

4.26	Indemnity Agreement among Gold Fields Orogen Holding (BVI) Limited, Gold Fields, GFO, Gold Fields Holdings Company (BVI) Limited and Sibanye Gold, in respect of Sibanye Gold’s obligations under the Notes, dated December 20, 2012

4.27	Transitional Services Agreement among Sibanye Gold, Gold Fields, Gold Fields Shared Services (Pty) Limited and Gold Fields Group Services (Pty) Limited, dated December 21, 2012.

4.28	Revolving Credit Facility Agreement among Nedbank Limited, GFI Joint Venture Holdings (Proprietary) Limited, GFO and the Original Guarantors (listed in Schedule 1), dated March 1, 2013.

No.	Exhibit

4.29	Agreement between Paul A. Schmidt and Gold Fields Group Services (Pty) Ltd, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.30	Agreement between Paul A. Schmidt and Gold Fields Ghana Holdings (BVI) Limited, dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.31	Agreement between Paul A. Schmidt and Gold Fields Orogen Holding Company (BVI), dated November 24, 2009 and effective November 6, 2009 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2009)

4.32	First Addendum to the Employment Contract made and entered into between Gold Fields Group Services (Pty) Ltd and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.33	First Addendum to the Employment Contract made and entered into between Gold Fields Ghana Holdings (BVI) Limited and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

4.34	First Addendum to the Employment Contract made and entered into between Gold Fields Orogen Holding Company (BVI) and Paul A. Schmidt, dated April 1, 2010 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 1 -31318), filed by Gold Fields with the Securities and Exchange Commission on December 2, 2010)

8.1	Amended list of subsidiaries of the registrant

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLD FIELDS LIMITED

/s/ Nicholas J. Holland
Name: Nicholas J. Holland Title: Chief Executive Officer Date: May 14, 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Gold Fields Limited

We have audited the accompanying consolidated balance sheets of Gold Fields Limited (“the Company”) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended and the six-month period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, “Schedule I - Valuation and Qualifying Accounts”. We also have audited Gold Fields Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing in Item 15 on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Fields Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended and the six-month period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule for the years ended December 31, 2012 and 2011 and the six month period ended

December 31, 2010, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Gold Fields Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Inc.

Johannesburg, South Africa

May 14, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

In our opinion, the statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for the year ended June 30, 2010 present fairly, in all material respects, the results of operations and cash flows of Gold Fields Limited and its subsidiaries for the year ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended June 30, 2010 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa

December 2, 2010

Gold Fields Limited

Consolidated Statements of Operations

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June 30,
	2012	2011	2010	2010
REVENUES
Product sales	5,551.8	5,800.1	2,564.2	4,164.3

COSTS AND EXPENSES
Production costs (exclusive of depreciation and amortization)	3,190.4	2,989.0	1,450.3	2,573.6
Depreciation and amortization	729.9	745.3	389.4	631.1
Corporate expenditure	46.6	37.6	24.5	54.5
Employee termination costs	13.8	32.8	35.3	10.3
Exploration expenditure	135.3	125.4	53.2	86.6
Feasibility and evaluation costs	103.5	95.2	9.3	—
(Profit)/loss on disposal of property, plant and equipment	(0.5)	0.4	(0.7)	(0.3)
Impairment of assets	41.6	9.5	—	—
Increase/(decrease) in provision for post-retirement health care costs	0.3	0.1	(0.1)	(9.4)
Accretion expense on provision for environmental rehabilitation	28.2	24.9	10.9	19.3

	4,289.1	4,060.2	1,972.1	3,365.7
OTHER (EXPENSES)/INCOME
Interest and dividends	29.2	25.4	12.9	40.2
Finance expense	(70.1)	(54.3)	(31.7)	(65.2)
(Loss)/gain on financial instruments	(0.4)	4.4	1.0	27.7
(Loss)/gain on foreign exchange	(13.8)	9.1	(1.4)	(8.5)
Profit/(loss) on disposal of listed investments	27.6	12.8	(0.4)	111.7
Impairment of listed investments	(10.5)	(0.5)	—	(8.1)
South African Equity Empowerment Transactions	—	—	(297.6)	—
Royalties	(151.2)	(149.7)	(43.3)	—
Other expenses	(77.4)	(79.3)	(36.8)	(45.0)

	(266.6)	(232.1)	(397.3)	52.8

INCOME BEFORE TAX, IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE AND SHARE OF EQUITY INVESTEES’ (LOSSES)/PROFITS	996.1	1 507.8	194.8	851.4
Income and mining tax expense	(291.9)	(552.0)	(133.8)	(358.4)

INCOME BEFORE IMPAIRMENT OF INVESTMENT IN EQUITY INVESTEE AND SHARE OF EQUITY INVESTEES’ (LOSSES)/PROFITS	704.2	955.8	61.0	493.0
Impairment of investment in equity investee	—	(6.8)	—	—
Share of equity investees’ (losses)/profits	(51.7)	4.0	4.9	(22.7)

Net income	652.5	953.0	65.9	470.3
Net loss/(income) attributable to noncontrolling interests	1.8	(71.5)	(53.3)	(79.3)

Net income attributable to Gold Fields shareholders	654.3	881.5	12.6	391.0

BASIC EARNINGS PER SHARE ($)	0.90	1.22	0.02	0.55
DILUTED EARNINGS PER SHARE ($)	0.90	1.21	0.02	0.55
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
- COMPUTATION OF BASIC EARNINGS PER SHARE	727,459,457	722,376,228	711,011,673	705,364,200
- COMPUTATION OF DILUTED EARNINGS PER SHARE	730,723,950	730,787,498	719,689,050	714,549,842
DIVIDEND PER SHARE ($)	0.50	0.24	0.10	0.17

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Comprehensive Income

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June, 30
	2012	2011	2010	2010
Net income	652.5	953.0	65.9	470.3
Other comprehensive (loss)/income	(190.6)	(1,008.9)	658.9	259.6
Share of equity investee’s other comprehensive income	—	—	—	0.8
Mark-to-market adjustment of listed investments	18.7	(26.4)	28.8	24.9
Realized (gain)/loss on disposal of listed investments	(14.7)	(12.8)	0.4	(111.7)
Impairment of listed investments	10.5	0.5	—	8.1
Foreign currency translation adjustment	(205.1)	(970.2)	629.7	337.5

Comprehensive income/(loss)	461.9	(55.9)	724.8	729.9

Comprehensive income/(loss) attributable to:
Gold Fields shareholders	424.6	(104.2)	671.5	633.4
Noncontrolling interests	37.3	48.3	53.3	96.5

	461.9	(55.9)	724.8	729.9

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Balance Sheets

($ in millions unless otherwise noted)

	December 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	655.6	744.0
Receivables	522.7	483.4
Inventories	402.1	297.7
Materials contained on heap leach pads	65.0	187.9

Total current assets	1,645.4	1,713.0

Property, plant and equipment, net	7,388.9	7,016.8
Goodwill	1,020.1	1,075.4
Deferred income and mining taxes	24.1	—
Materials contained on heap leach pads	111.8	—
Non-current investments	458.0	272.2

TOTAL ASSETS	10,648.3	10,077.4

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and provisions	751.9	669.9
Interest payable	11.0	11.2
Royalties, income and mining taxes payable	192.1	264.4
Short-term loans and current portion of long-term loans	40.0	547.0

Total current liabilities	995.0	1,492.5
Long-term loans	2,321.2	1,360.7
Deferred income and mining taxes	901.8	1,019.4
Provision for environmental rehabilitation	373.6	336.9
Other non-current liabilities	13.9	13.5
Provision for post-retirement health care costs	2.1	2.1

Total liabilities	4,607.6	4,225.1

COMMITMENTS AND CONTINGENCIES - see notes 19 and 20

SHAREHOLDERS’ EQUITY
Share capital December 31, 2012 - 1,000,000,000 (December 31, 2011 - 1,000,000,000) authorized ordinary shares of 50 South African cents each. Shares issued December 31, 2012: 729,536,813 (December 31, 2011: 723,735,186)	61.0	59.0
Additional paid-in capital	5,452.3	5,374.6
Retained earnings	1,054.3	772.5
Accumulated other comprehensive loss	(653.0)	(423.3)

Gold Fields shareholders’ equity	5,914.6	5,782.8
Noncontrolling interests	126.1	69.5

Total equity	6,040.7	5,852.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,648.3	10,077.4

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Noncontrolling interests	Total
BALANCE - JUNE 30, 2009	704,749,849	57.7	4,944.2	561.5	(338.9)	279.5	5,504.0
Net income	—	—	—	391.0	—	79.3	470.3
Dividends declared	—	—	—	(118.1)	—	(23.1)	(141.2)
Share-based compensation	—	—	53.9	—	—	—	53.9
Exercise of employee share options	1,153,662	0.1	7.3	—	—	—	7.4
Other comprehensive income*	—	—	—	—	242.4	17.2	259.6
Transactions with noncontrolling interests	—	—	—	—	—	(15.4)	(15.4)

BALANCE - JUNE 30, 2010	705,903,511	57.8	5,005.4	834.4	(96.5)	337.5	6,138.6
Net income	—	—	—	12.6	—	53.3	65.9
Dividends declared	—	—	—	(67.4)	—	(28.9)	(96.3)
Share-based compensation	—	—	303.4	—	—	—	303.4
Exercise of employee share options	751,630	—	4.4	—	—	—	4.4
Shares issued under the South African Equity Empowerment Transactions	14,141,746	1.0	—	—	—	—	1.0
Other comprehensive income*	—	—	—	—	658.9	—	658.9
Receipt of funds from noncontrolling interests	—	—	—	—	—	6.4	6.4

BALANCE - DECEMBER 31, 2010	720,796,887	58.8	5,313.2	779.6	562.4	368.3	7,082.3
Net income	—	—	—	881.5	—	71.5	953.0
Dividends declared	—	—	—	(174.9)	—	(36.2)	(211.1)
Share-based compensation	—	—	66.4	—	—	—	66.4
Exercise of employee share options	3,794,629	0.3	6.2	—	—	—	6.5
Treasury shares	(856,330)	(0.1)	(11.2)	—	—	—	(11.3)
Purchase of noncontrolling interests	—	—	—	(713.7)	—	(341.9)	(1,055.6)
Other comprehensive income*	—	—	—	—	(985.7)	(23.2)	(1,008.9)
Receipt of funds from noncontrolling interests	—	—	—	—	—	31.0	31.0

BALANCE - DECEMBER 31, 2011	723,735,186	59.0	5,374.6	772.5	(423.3)	69.5	5,852.3
Net income	—	—	—	654.3	—	(1.8)	652.5
Dividends declared	—	—	—	(364.2)	—	(8.5)	(372.7)
Share-based compensation	—	—	77.7	—	—	—	77.7
Exercise of employee share options	5,801,627	2.0	—	—	—	—	2.0
Purchase of noncontrolling interests	—	—	—	(8.3)	—	0.1	(8.2)
Other comprehensive income*	—	—	—	—	(229.7)	39.1	(190.6)
Receipt of funds from noncontrolling interests	—	—	—	—	—	27.7	27.7

BALANCE - DECEMBER 31, 2012	729,536,813	61.0	5,452.3	1,054.3	(653.0)	126.1	6,040.7

*	Noncontrolling interests’ share of other comprehensive income/(loss) relates to foreign exchange translation

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Changes in Shareholders’ Equity (continued)

($ in millions unless otherwise noted)

The following is a reconciliation of the components of accumulated other comprehensive (loss)/ income for the periods presented:

	Share of equity investee’s other comprehensive income	Mark-to-market of listed investments	Foreign exchange translation	Accumulated other comprehensive (loss)/income
BALANCE - JUNE 30, 2009	(15.2)	66.6	(390.3)	(338.9)
Share of equity investee’s other comprehensive income movements	0.8	—	—	0.8
Mark-to-market of listed investments	—	24.9	—	24.9
Realized gain on disposal of listed investments	—	(111.7)	—	(111.7)
Impairment of listed investments	—	8.1	—	8.1
Foreign exchange translation	—	—	320.3	320.3

BALANCE - JUNE 30, 2010	(14.4)	(12.1)	(70.0)	(96.5)
Mark-to-market of listed investments	—	28.8	—	28.8
Realized loss on disposal of listed investments	—	0.4	—	0.4
Foreign exchange translation	—	—	629.7	629.7

BALANCE - DECEMBER 31, 2010	(14.4)	17.1	559.7	562.4
Mark-to-market of listed investments	—	(26.4)	—	(26.4)
Realized gain on disposal of listed investments	—	(12.8)	—	(12.8)
Impairment of listed investments	—	0.5	—	0.5
Foreign exchange translation	—	—	(946.9)	(946.9)

BALANCE - DECEMBER 31, 2011	(14.4)	(21.6)	(387.2)	(423.2)
Mark-to-market of listed investments	—	18.7	—	18.7
Realized gain on disposal of listed investments	—	(14.7)	—	(14.7)
Impairment of listed investments	—	10.5	—	10.5
Foreign exchange translation	—	—	(244.3)	(244.3)

BALANCE - DECEMBER 31, 2012	(14.4)	(7.1)	(631.5)	(653.0)

The accompanying notes are an integral part of these consolidated financial statements

Gold Fields Limited

Consolidated Statements of Cash Flows

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June, 30
	2012	2011	2010	2010
CASH FLOWS FROM OPERATIONS
Net income	652.5	953.0	65.9	470.3
Reconciled to net cash provided by operations:
- Share of equity investees’ (profits)/losses	51.7	(4.0)	(4.9)	22.7
- Impairment of investment in equity investee	—	6.8	—	—
- Income and mining tax expense	291.9	552.0	133.8	358.4
- Royalties	151.2	149.7	43.3	—
- (Profit)/loss on disposal of listed investments	(27.6)	(12.8)	0.4	(111.7)
- Impairment of listed investments	10.5	0.5	—	8.1
- Impairment of assets	41.6	9.5	—	—
- Depreciation and amortization	729.9	745.3	389.4	631.1
- Loss/(profit) on disposal of property, plant and equipment	(0.5)	0.4	(0.7)	(0.3)
- Share-based compensation	77.7	66.4	27.0	53.9
- Accretion expense on provision for environmental rehabilitation	28.2	24.9	10.9	19.3
- Increase/(decrease) in provision for post-retirement health care costs	0.3	0.1	(0.1)	(9.4)
- Finance expense capitalized	(13.0)	(9.3)	(4.7)	(6.5)
- South African Equity Empowerment Transactions	—	—	297.6	—
- Other	(20.1)	(16.5)	6.2	(54.1)
- Cash portion of share of equity investee loss	(50.1)	—	—	—
- Payment against post-retirement health care provision	(0.1)	(0.3)	(0.6)	(0.3)
Changes in operating assets and liabilities:
- Receivables	(151.8)	22.1	(37.0)	94.4
- Inventories and heap leach pads	(93.4)	(165.2)	(25.7)	(43.4)
- Accounts payable and provisions	86.1	62.8	58.5	(41.7)
- Royalties paid	(163.0)	(125.1)	(44.5)	—
- Income and mining taxes paid	(455.1)	(352.8)	(106.5)	(227.9)

NET CASH PROVIDED BY OPERATIONS	1,146.9	1,907.5	808.3	1,162.9

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,322.8)	(1,153.0)	(593.6)	(913.1)
Proceeds on disposal of property, plant and equipment	2.0	5.3	5.3	1.2
Royalty termination	—	—	—	(257.1)
Purchase of Glencar asset	—	—	—	(43.0)
Investment in the Far South East Project	(110.0)	(66.0)	(54.0)	—
Investment in the Mankayan Project - Bezant Resources	—	(7.0)	—	—
Purchase of listed investments	(0.8)	(0.1)	(9.4)	(13.5)
Proceeds on sale of listed investments	65.4	13.7	0.4	385.8
Investment in environmental trust funds	(6.3)	(16.2)	(15.4)	(12.3)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(1,372.5)	(1,223.3)	(666.7)	(852.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	1,451.0	1,167.9	1,543.8	1,619.9
Long and short-term loans repaid	(975.9)	(654.6)	(1,330.8)	(1,637.5)
(Repayment)/utilization of bank overdraft	—	—	—	(9.7)
Decrease in noncontrolling interests funding	—	—	(2.9)	(15.4)
Increase in noncontrolling interests funding	27.7	31.0	9.3	—
Purchase of noncontrolling interests	(10.8)	(1,055.6)	—	—
Dividends paid to Company shareholders	(364.2)	(174.9)	(67.4)	(118.1)
Dividends paid to noncontrolling interests	(11.5)	(41.9)	(20.2)	(23.1)
Payment to South African Equity interests in South Deep	(2.5)	(3.0)	—	—
Ordinary shares issued	2.0	6.5	5.4	7.4

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	115.8	(724.6)	137.2	(176.5)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	21.4	(25.1)	30.0	8.8

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(88.4)	(65.5)	308.8	143.2
CASH AND CASH EQUIVALENTS - beginning of the year	744.0	809.5	500.7	357.5

CASH AND CASH EQUIVALENTS - end of year	655.6	744.0	809.5	500.7

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

On November 29, 2012, Gold Fields announced the creation of a new South African gold mining company through the listing and subsequent unbundling of its 100% owned subsidiary, Sibanye Gold Limited (“Sibanye Gold”), formerly known as GFI Mining South Africa Proprietary Limited, which holds the KDC and Beatrix gold mines as well as various service companies. The separation of Sibanye Gold from Gold Fields is referred to as the Spin-off. The board of directors of Gold Fields, or the Board, passed the resolution necessary to implement the Spin-off on December 12, 2012 and the Spin-off was completed in February 2013. Refer to notes 3(a) and 24.

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

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to market; post employment, post retirement and other employee benefit liabilities (including valuation of share-based compensation); valuation allowances for deferred tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

The following are accounting policies used by the Group which have been consistently applied for all periods presented:

(b)	CONSOLIDATION: The Group’s financial statements include the financial statements of the Group, and its subsidiaries, and its share of results of investments in associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated from the date that the Company was deemed to have become the primary beneficiary. The results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such statements as from the effective dates of disposal. Investments in companies which the Company does not control, but where it has the ability to exercise significant influence over their operating and financial policies, are accounted for by the equity method.

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

FOREIGN CURRENCY TRANSACTIONS: Foreign currency transactions are recorded at the prevailing exchange rate at the date of the transaction. Monetary assets and liabilities designated in foreign currencies are translated at the exchange rate ruling at period end. Gains and losses arising from these translations are recognized in net income or loss.

(ii)	FOREIGN ENTITIES: The Group’s foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheets and statements of operations of foreign subsidiaries are translated on the following basis:

Assets and liabilities are translated at the prevailing exchange rate at period end. Statement of operations items are translated at the average exchange rate for the period. Exchange differences on translation are accounted for in shareholders’ equity. These differences are recognized in net income or loss upon realization of the underlying foreign entity.

(iii)

FUNCTIONAL CURRENCY: The functional currency of the Group’s South African operations is the South African Rand, of its Australian operations is the Australian dollar, of its Ghanaian operations and of its Peruvian operation is the U.S. dollar. The translation differences arising as a result of converting the South African Rand and the Australian dollar to U.S. dollars (reporting

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

currency) using the current exchange rate method are included as a separate component of Accumulated Other Comprehensive Income.

(d)	PROPERTY, PLANT AND EQUIPMENT

(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

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

The costs incurred to access specific ore blocks or areas of the mine, which only provide an economic benefit over the period during which that ore block or area is being mined, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. Capitalized costs that provide an economic benefit over the entire mine life, such as the initial primary shaft in an underground complex, will continue to be attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves. Accessible proven and probable reserves, also referred to as “above infrastructure proven and probable reserves”, relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use.

(ii)	LAND: Land is shown at cost and is not depreciated.

(iii)	MINERAL INTERESTS: Mineral interests represent mineral and surface use rights for parcels of land owned by the Group. Mineral interests and other tangible assets include acquired mineral use rights in production, development and exploration stage properties. The amount capitalized related to mineral interests represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(iv)	AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the life of mine using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. At the Group’s South African operations, its amortization and depreciation calculations are generally based on the Group’s most recent life-of-mine plan and annual above-infrastructure reserve declarations as approved by the Company’s Board. However, if management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would update its amortization and depreciation calculations and then subsequently notify the Company’s Board. A similar approach is followed at the Group’s operations in Ghana and Peru, due to the longer-life of the primary ore body. At the Group’s other international operations, such as Australia, the Group’s amortization and depreciation calculations are updated on a more regular basis during the year for all known changes in proven and probable reserves. The nature and life-span of the ore body, and the on-going information gathered in connection with the ore body, facilitates these more frequent updates.

(v)	AMORTIZATION OF MINERAL INTERESTS: Mineral interests associated with production stage mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(vi)	DEPRECIATION OF NON-MINING ASSETS: Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

Vehicles	—	20.0%
Computers	—	33.3%
Furniture and Equipment	—	10.0%

(vii)	MINING EXPLORATION: Expenditure on exploration activities is expensed as incurred. Such expenditure includes the costs incurred for purposes of upgrading resources from one category to another or for purposes of upgrading resources to proven and probable reserves, even when in close proximity to the Company’s development and production stage properties. When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as mine development costs.

(viii)	IMPAIRMENT: The Group reviews and tests the carrying amounts of long-lived assets, which include development costs, when events or changes in circumstances suggest that the carrying amount may not be recoverable. For impairment purposes, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level at which such cash flows are generated is generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

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

The impairment analysis first compares the total estimated cash flows on an undiscounted basis to the carrying amount of the asset, including goodwill, if any. If the undiscounted cash flows are less than the carrying amount of the asset, a second step is performed. The Group records a reduction of a group of assets to fair value as a charge to earnings if discounted expected future cash flows are less than the carrying amount. The Group estimates fair value by discounting the expected future cash flows using a discount factor, adjusted for inflation, that reflects the risk- free rate of interest for a term consistent with the period of expected cash flows.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets.

(e)	INCOME TAXES: Deferred taxation is calculated on the comprehensive basis using the balance sheet (assets and liabilities) approach. Deferred tax liabilities and assets are recognized by applying expected tax rates to the temporary differences existing at each reporting date between the tax values and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The effect on deferred tax of any changes in tax rates is recognized in net income or loss during the period in which the change occurs.

The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilized capital allowances and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

The Group recognizes interest and penalties, if any, in net income or loss as part of income tax expense.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

general, the leach pad production cycles project recoveries of approximately 50% to 70% of the placed recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is completed.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to market are accounted for on a prospective basis. The ultimate recovery of gold from the pad will not be known until the leaching process is terminated.

The current portion of leach pad inventories is determined based on engineering estimates of the quantities of gold at the reporting date that are expected to be recovered during the next twelve months.

(h)	INVENTORIES: Inventories are valued at the lower of cost and market. The Group’s inventories comprise consumable stores, gold-in-process, gold bullion, ore stockpiles and mineral rights and are accounted for as follows:

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

cost per ton plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.

Mineral rights: Mineral rights not linked to any specific operation are valued at the lower of cost and market value.

(i)	FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, investments, receivables, derivative financial instruments, accounts payable and accrued liabilities. The particular recognition method for each financial instrument item is disclosed in its respective significant accounting policy description.

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

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in net income or loss, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in shareholders’ equity. Amounts deferred in shareholders’ equity are included in net income or loss in the same period during which the hedged firm commitment or forecasted transaction affects net income or loss.

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under ASC 815 is deferred until settlement. Under these contracts, the Group must deliver a specified quantity of gold at a future date at a specified price to the contracted counter-party.

Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in net income or loss, under the caption entitled gains and losses on financial instruments. The fair value recognized on the balance sheet is included under the caption financial instruments.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

(l)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at period end. Irrecoverable amounts are written off during the period in which they are identified.

(m)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(n)	REHABILITATION COSTS: ASC 410 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

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

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(o)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(p)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: In South Africa, the Group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Group.

Contributions to defined contribution funds are recognized in net income or loss as incurred.

(ii)	POST-RETIREMENT HEALTH CARE COSTS: Medical coverage is provided through a number of schemes. Post-retirement health care in respect of existing employees is recognized as an expense over the remaining service lives of the relevant employees.

The Group has an obligation to provide medical benefits to certain of its pensioners and dependents of ex-employees. These liabilities are unfunded and have been provided in full, calculated on an actuarial basis.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of these obligations is carried out annually by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

(iii)	SHARE-BASED COMPENSATION PLANS: Compensation costs recognized in fiscal 2012, 2011, six months ended December 31, 2010 and fiscal 2010 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of ASC 718, Accounting for Stock- Based Compensation, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718, Stock-Based Compensation.

(q)	REVENUE RECOGNITION: Revenue arising from gold and by-product sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract, the pricing is fixed and determinable and collectability is reasonably assured. Sales revenue excludes value-added tax but includes the net profit and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts.

Contracts for the sale of copper concentrate are provisionally priced - that is, the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 90 days after delivery to the customer, based on market prices at the relevant quotation points stipulated in the contract.

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

(t)	DIVIDENDS DECLARED: Dividends proposed are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(u)	SEGMENT REPORTING: The Group is a gold mining company operating geographically in South Africa, Ghana, Australia and Peru. The business segments comprise geographical operations based on locations and operating units.

(v)	EARNINGS/(LOSS) PER SHARE is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the period. Diluted earnings/(loss) per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings/ (loss) per share.

(w)	RECLASSIFICATIONS: Share-based compensation in prior periods has been reclassified into respective expense captions where compensation costs of underlying employees are ordinarily classified. The reclassification has been made to conform with guidance SAB Topic 14.F.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)	RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Revenue recognition

In October 2009, the Accounting Standards Codification, or ASC guidance, related to revenue recognition: multiple-deliverable revenue arrangements was updated. The update specifies multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP requirements. It establishes a selling price hierarchy and requires significant expansion of disclosures relating to multiple-deliverable revenue arrangements. The amendments in this update are effective prospectively for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

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

During May 2011, the ASC guidance related to fair value measurement: amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS was issued. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance, additional disclosure requirements to the financial statements or wording changes to align with IFRS. The updated guidance did not, materially impact Gold Fields’ financial statements.

Derivatives and hedging

During March 2010, the ASC guidance related to derivatives and hedging: scope exception related to embedded credit derivatives was updated. The amendments clarify the scope exceptions related to

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

embedded credit derivatives. The amendments are effective from the first fiscal quarter beginning after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

Compensation - stock compensation

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

Intangibles - goodwill and other

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

Comprehensive income

During June 2011, the ASC guidance related to comprehensive income: presentation of comprehensive income was updated. The amendments provide an entity with the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The amendments eliminate the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The updated guidance impacted Gold Fields’ order of its primary financial statements.

Intangibles: Goodwill

During September 2011, the ASC guidance related to intangibles: goodwill and other: testing goodwill for impairment was updated. The amendments permit an entity to make a qualitative

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

2	SIGNIFICANT ACCOUNTING POLICIES (continued)

assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The updated guidance did not impact Gold Fields’ financial statements.

Recently issued accounting pronouncements not yet adopted

Balance sheet

During December 2011, the ASC guidance related to disclosures about offsetting assets and liabilities was updated. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The amendments are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Group will implement the provisions of ASU 2011-11 as of January 1, 2013. Gold Fields does not expect that the updated guidance will impact its financial statements.

Comprehensive Income

In February 2013, the ASC guidance related to reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income was updated. The amendments require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income, either on the face of the statement of operations or in the notes, if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts not required by U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures which provide additional information about the amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. As this guidance provides only presentation requirements, the adoption of this standard will not impact Gold Fields’ results of operations, cash flows or financial position.

3.	ACQUISITION AND DISPOSAL OF BUSINESSES

(a)	Sibanye Gold Spin-off

On February 18, 2013, Gold Fields completed the separation of its wholly-owned subsidiary, Sibanye Gold (formerly known as GFI Mining South Africa, or GFIMSA), which includes the KDC and Beatrix mining operations. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, American depositary receipts, or ADRs, or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013, in terms of section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The Board of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

3.	ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

Gold shares listed on the JSE, and on the NYSE on a “when issued” basis, on February 11, 2013. As of February 18, 2013, or the Spin-off Date, Gold Fields and Sibanye Gold were independent, publicly traded companies with separate public ownership, boards of directors and management.

(b)	Far South East Project

On September 20, 2010, Gold Fields entered into option agreements with Lepanto Consolidated Mining Company, or Lepanto, a company listed in the Philippines, and Liberty Express Assets, or Liberty, a private holding company, to acquire a 60% interest in the undeveloped gold-copper Far Southeast, or FSE, deposit in the Philippines. The agreements provide Gold Fields with an 18-month option on FSE, during which time Gold Fields will conduct a major drilling program as part of a feasibility study on FSE. As part of the agreement, Gold Fields was required to pay $10.0 million in option fees to Lepanto and $44.0 million as a non-refundable down-payment to Liberty upon signing of the option agreements, which payments were made during September 2010. During fiscal years ended December 31, 2011 and 2012, Gold Fields paid further non-refundable down-payments of $66.0 million and $110.0, respectively to Liberty. The final payment of $110.0 million is payable at the expiration of the option period. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is $340.0 million. Refer note 12(c) for disclosure on FSE.

(c)	The Mankayan Project

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

Gold Fields paid an upfront non-refundable option fee of $7.0 million and was granted the option to acquire the entire issued share capital of Asean for $63.0 million. The option could have been exercised from the date upon which it is granted until expiry on January 31, 2013. Subsequent to year end, the option was extended to January 31, 2014 with a revised consideration of $60.5 million to be paid on future exercise of the option.

The Mankayan project is located approximately four (4) kilometres east of the FSE deposit.

(d)	Ghana Operations

On June 22, 2011, Gold Fields acquired the 18.9% minority stake of IAMGold Corporation, or IAMGold, in the Tarkwa and Damang gold mines in Ghana, for a cash consideration of U.S.$667.0 million, increasing Gold Fields’ interest in each of the Tarkwa and Damang gold mines from 71.1% to 90.0%, the remaining 10.0% interest being held by the government of Ghana.

(e)	Peru Operations

On March 22, 2011, Gold Fields Corona (BVI) Limited, a wholly owned subsidiary of Gold Fields, made a voluntary purchase offer to acquire the outstanding common voting shares and investment shares of Gold Fields La Cima S.A.A., or La Cima, that were not already owned. The offer closed on April 15, 2011. With the closing of the offer and with further purchases of shares after that date, Gold Fields’ effective economic

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

3.	ACQUISITION AND DISPOSAL OF BUSINESSES (continued)

shareholding in La Cima increased to 98.5% from 80.7% for a total cash consideration of U.S.$382.0 million. During fiscal 2012, Gold Fields purchased an additional 0.1% in La Cima for U.S.$0.8 million La Cima holds the Cerro Corona mine in Peru.

4.	IMPAIRMENT OF ASSETS

	Fiscal Year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June 30,
	2012	2011	2010	2010
Materials contained on heap leach pad (1)	19.2	—	—	—
Property, plant and equipment (2)	14.5	9.5	—	—
Biox - property, plant and equipment (3)	7.9	—	—	—

	41.6	9.5	—	—

(1)	The charge of $19.2 million relates to a write-down to market value in Australia due to the cessation of the heap leach at St. Ives.
(2)	The impairment charge in fiscal 2012 consisted of a $10.1 million impairment of heap leach assets in Australia due to the cessation of the heap leach at St. Ives and $4.4 million impairment of heavy mining machinery in Ghana. The impairment charge in fiscal 2011 resulted from the decision to reassess the optimal processing methodology for the oxides at Cerro Corona, where the focus was on the evaluation of a heap leach operation to capture the value inherent in the oxide instead of a stand-alone oxide plant; the evaluation costs of which were written off in 2011.
(3)	The Group impaired its patented technology, known as the Biox process, which is used for the pretreatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. The Group entered into an agreement to sell its Biox technology in 2013.

5.	FINANCE EXPENSE

	Fiscal Year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June 30,
	2012	2011	2010	2010
Interest expense - preference share dividend	—	(1.3)	(3.1)	(5.9)
Interest expense - other	(83.1)	(62.3)	(33.3)	(65.8)

Total finance expense	(83.1)	(63.6)	(36.4)	(71.7)
Capitalized interest	13.0	9.3	4.7	6.5

	(70.1)	(54.3)	(31.7)	(65.2)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

6.	INCOME AND MINING TAX EXPENSE

	Fiscal Year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June 30,
	2012	2011	2010	2010
Current income taxes
South Africa	(72.4)	(108.3)	(39.0)	(67.7)
Ghana	(170.6)	(180.5)	(73.4)	(98.6)
Australia	(64.1)	(35.9)	—	(16.5)
Peru	(104.7)	(111.7)	(47.1)	(51.2)

Current income and mining taxes	(411.8)	(436.4)	(159.5)	(234.0)

Deferred income taxes
South Africa	149.6	(70.1)	44.9	(58.6)
Ghana	(36.8)	(12.0)	4.5	(28.1)
Australia	(4.8)	(51.3)	(22.9)	(12.3)
Peru	11.9	17.8	(0.8)	(25.4)

Deferred income and mining taxes	119.9	(115.6)	25.7	(124.4)

Total income and mining taxes	(291.9)	(552.0)	(133.8)	(358.4)

The Company’s pre-tax income before impairment of equity investee and share of equity investees’ share of losses comprise:

	Fiscal Year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June 30,
	2012	2011	2010	2010
South Africa	113.9	378.5	(221.0)	192.0
Ghana	441.6	624.9	216.8	343.1
Australia	156.5	258.8	77.3	55.7
Peru	259.6	241.1	139.4	164.6
British Virgin Islands	24.5	4.5	(17.7)	96.0

	996.1	1,507.8	194.8	851.4

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

6.	INCOME AND MINING TAX EXPENSE (continued)

	Fiscal Year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June 30,
	2012	2011	2010	2010
South African mining tax on mining income, an income tax, is determined on a formula basis which takes into account the profit and revenue from mining operations during the period. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. The applicable tax rates are:
South Africa:
Mining statutory rate	34.0%	43.0%	43.0%	43.0%
Non-mining income standard tax rate	28.0%	35.0%	35.0%	35.0%
Non-mining companies	28.0%	28.0%	28.0%	28.0%
Ghana	35.0%	25.0%	25.0%	25.0%
Australia	30.0%	30.0%	30.0%	30.0%
Peru	30.0%	30.0%	35.6%	35.6%
Major items causing the Group’s income tax provision to differ from the South African mining statutory rate were:
Tax on income before tax, impairment of investment in equity investee and share of equity investees’ profits/(losses) at South African mining statutory rate	(338.7)	(648.4)	(83.7)	(366.1)
Rate adjustment to reflect company tax rates	17.8	239.2	74.3	62.7
South African mining tax formula rate adjustment	34.5	11.9	10.4	16.6
Valuation allowance raised against deferred tax assets	—	—	—	(8.3)
Reversal of valuation allowance previously raised against deferred tax assets[3]	58.2	22.0	10.3	0.1
Non taxable income/non deductible expenditure[1]	(116.1)	(199.0)	(197.6)	27.4
South African capital gains tax	—	—	—	(23.9)
Royalties[2]	—	—	—	(71.6)
Deferred tax adjustment on changes in tax rates at the South African and Ghanaian operations (2011: Peruvian operation and for six months ended December 31, 2010: South African operations)	73.7	9.1	61.3	—
Other	(21.3)	13.2	(8.8)	4.7

Income and mining tax expense	(291.9)	(552.0)	(133.8)	(358.4)

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

6.	INCOME AND MINING TAX EXPENSE (continued)

1)	The $116.1 million (fiscal year ended December 31, 2011: $199.0 million, six months ended December 31, 2010: $197.6 million) non-deductible expenditure comprises mainly $23.8 million (fiscal year ended December 31, 2011: $24.5 million, six months ended December 31, 2010: $11.6 million) share-based-compensation, $nil million (fiscal year ended December 31, 2011: $nil million, six months ended December 31, 2010: $128.0 million) empowerment transaction costs and $74.4 million (fiscal year ended December 31, 2011: $92.8 million, six months ended December 31, 2010: $25.9 million) exploration, feasibility and evaluation costs. There are no other individually significant amounts included in this line item.
2)	The classification of royalty expense at the Group’s operations requires judgement, particularly at the Groups’ South African and Ghanian operations, where the percentages to be applied in calculating royalties are influenced by the expenses incurred in generating those product sales (and therefore the profitability of the operations). In light of the continued increase in royalties at the Group’s international operations, and the fact that changes to the calculation of royalties in Ghana, representing the largest component of consolidated royalty expense, changed to a predetermined 5% of product sales (regardless of the operating margin), Gold Fields changed the classification of royalty expense in its consolidated financial statements from a component of “income and mining taxes” to “other expenses” in its consolidated statements of operations starting with the six months ended December 31, 2010. Given the change in circumstances, Gold Fields considered it appropriate to change the presentation on a prospective basis.
3)	During fiscal year ended December 31, 2012, the Group reversed a portion of the valuation allowance against unredeemed capital expenditure and net operating losses to the extent that there is sufficient future taxable income. In making this determination, the Group analyzed, amongst other things, the recent history of earnings and cashflows, forecasts of future earnings, the nature and timing of future deductions and benefits represented by deferred tax assets and the cumulative earnings for the last three years.
4)	No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries. It is management’s intention that these earnings will be permanently re-invested into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. In the event that the Group repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and accordingly, the Group has determined that it is impractical to estimate the amount of deferred tax liability on such unremitted earnings.
5)	The Group does not have any uncertain tax benefits which will more likely than not result in changes to tax liabilities.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

6.	INCOME AND MINING TAX EXPENSE (continued)

	December 31, 2012	December 31, 2011
Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2012 and 2011 relate to the following:
Deferred income and mining tax liabilities
Mining assets	1,608.0	1,803.8
Investments held by environmental trust funds	45.3	77.3
Inventory	15.3	9.3
Other	13.1	45.8

Gross deferred income and mining tax liabilities	1,681.7	1,936.2

Provisions, including rehabilitation accruals	(144.6)	(149.0)
Tax losses	(183.0)	(278.1)
Unredeemed capital expenditure	(782.9)	(630.0)
Other	—	(3.7)

Gross deferred income and mining tax assets	(1,110.5)	(1,060.8)
Valuation allowance for deferred tax assets	324.4	152.4

Total deferred income and mining tax assets	(786.1)	(908.4)

Total deferred income and mining tax liabilities	895.6	1,027.8
Less: short term portion of deferred income and mining tax (included in accounts payable and provisions)	(17.9)	(8.4)

Long-term portion of deferred income and mining tax liabilities	877.7	1,019.4

Classified as:
Long-term liabilities	(901.8)	(1,019.4)
Long-term assets	24.1	—

The classification of deferred income and mining tax liabilities or assets as current or non-current is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of December 31, 2012 and December 31, 2011. The valuation allowance relates primarily to net operating loss carry-forwards for the entities below, except for Living Gold (Pty) Limited, and GFI Joint Venture Holdings, or GFIJVH, which also include unredeemed capital expenditure.

	December 31, 2012	December 31, 2011
Orogen Investments SA (Luxembourg)	37.9	39.2
Gold Fields Arctic Platinum Oy	28.8	30.3
Living Gold (Pty) Limited	4.8	3.9
Gold Fields Operations	—	33.2
GFI Joint Venture Holdings	252.3	44.6
Other	0.6	1.2

	324.4	152.4

The Group has tax losses available of $95.9 million (December 31, 2011: $101.0 million) at Gold Fields Arctic Platinum Oy. Tax losses may be carried forward for ten years. These losses expire on a first-in first-out basis.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

6.	INCOME AND MINING TAX EXPENSE (continued)

The Group has tax losses available of $126.3 million (December 31, 2011: $130.8 million) at Orogen Investments SA (Luxembourg), or Orogen, which can only be used to offset future interest income generated by Orogen. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. Losses incurred prior to this date could only be carried forward for five (5) years. All losses incurred by Orogen were incurred subsequent to December 31, 1990.

As at December 31, 2012 and December 31, 2011 the Group had unredeemed capital expenditure and tax loss carry forwards available for deduction against future mining income at its operations as follows:

	December 31, 2012	December 31, 2011
Unredeemed capital expenditure:
Gold Fields Operations	724.3	608.4
GFI Joint Venture Holdings	1,885.4	1,049.4

	2,609.7	1,657.8

At December 31, 2012, the Group has, at Gold Fields La Cima, estimated capital allowances of $506.8 million to be offset against future taxable income (December 31, 2011: $507.9 million). The estimated capital allowances do not have an expiration date. Gold Fields La Cima, or La Cima, currently has no tax losses available for utilization against future profits.

	December 31, 2012	December 31, 2011
Calculated tax losses:
Gold Fields Operations	404.9	484.4
GFI Joint Venture Holdings	—	12.6
Gold Fields Group Services (Pty) Limited	15.2	10.0
Golden Oils (Pty) Limited	—	1.2
Agrihold (Pty) Limited	2.1	1.9
Golden Hytec Farming (Pty) Limited	—	1.1
Living Gold (Pty) Limited	17.1	14.1

	439.3	525.3

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

Tax years open for assessments
South Africa (1)	2001 - 2011
Ghana (2)	All years open
Australia (3)	2002 - 2011
Peru (4)	2005 - 2011

Notes:

(1)	The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to 3 years after the assessments were issued.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

6.	INCOME AND MINING TAX EXPENSE (continued)

(2)	The Ghanaian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity for any year without limitation to the years which may be reassessed.
(3)	The Australian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.
(4)	The Peruvian Tax Authorities have the right to examine and, if necessary, amend the income tax determined by the relevant Group entity in the last four years, as from the date the tax returns have been filed.

It is possible that the Group will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. The Group cannot estimate the amounts of possible changes as a result of an assessment.

The Group does not have any unrecognised tax benefits for which it is reasonably possible the amount will significantly change within twelve months of the recognition date.

7.	EARNINGS PER SHARE

	Fiscal Year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June, 30
	2012	2011	2010	2010
BASIC EARNINGS PER SHARE
Net income attributable to Gold Fields shareholders	654.3	881.5	12.6	391.0
Shares outstanding - beginning of year	723,735,186	720,796,887	705,903,511	704,749,849
Weighted average number of shares issued	3,724,271	1,579,341	5,108,162	614,351

Weighted average number of shares issued at the end of the year	727,459,457	722,376,228	711,011,673	705,364,200

Basic earnings per share	0.90	1.22	0.02	0.55

DILUTED EARNINGS PER SHARE
Net income attributable to Gold Fields shareholders	654.3	881.5	12.6	391.0
Weighted average number of shares issued at the end of the year	727,459,457	722,376,228	711,011,673	705,364,200
Effect of dilutive securities	3,264,493	8,411,270	8,677,377	9,185,642

	730,723,950	730,787,498	719,689,050	714,549,842

Diluted earnings per share	0.90	1.21	0.02	0.55

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

8.	RECEIVABLES

	December 31, 2012	December 31, 2011
Product sale trade receivables	240.6	169.7
Other trade receivables	32.8	23.7
Deposits	0.5	0.1
Value added tax	69.3	65.3
Interest receivable	0.4	0.4
Payroll debtors	11.3	12.6
Prepayments (1)	138.9	198.0
Other	28.9	13.6

	522.7	483.4

(1)	Includes $7.0 million for the Bezant’s Mankayan Project (December 31, 2011: $120.0 million for the FSE project and $7.0 for Bezant).

9.	INVENTORIES

	December 31, 2012	December 31, 2011
Ore stockpiles	76.5	63.7
Gold in-process	29.7	26.9
Consumable stores	295.2	205.5
Other	0.7	1.6

	402.1	297.7

10.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2012	December 31, 2011
Cost	12,868.5	12,083.9
Accumulated depreciation and amortization	(5,479.6)	(5,067.1)

	7,388.9	7,016.8

Mining properties, mine development costs, mine plant facilities and mineral interests	6,344.5	6,021.3
Asset retirement costs	119.3	112.3
Other non-mining assets	925.1	883.2

	7,388.9	7,016.8

Included in property, plant and equipment is cumulative capitalized interest, net of amortization, relating to the following assets:

	December 31, 2012	December 31, 2011
South African operations	45.5	32.5
Tarkwa Mine	13.5	14.4
Cerro Corona	71.6	75.4

	130.6	122.3

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

10.	PROPERTY, PLANT AND EQUIPMENT (continued)

Depreciation charge on property, plant and equipment amounted to $729.9 million (fiscal year ended December 31, 2011: $745.3 million; six months ended December 31, 2010: $389.4 million; fiscal year ended June 30, 2010: $631.1 million).

Fleet assets in Ghana with a cost of $80.7 million have been pledged as security for the $60 million senior secured revolving credit facility. For further information, see Note 14(h).

11.	GOODWILL

	December 31, 2012	December 31, 2011
Balance at beginning of the year	1,075.4	1,295.2
Translation adjustment	(55.3)	(219.8)

Balance at end of the year	1,020.1	1,075.4

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

For goodwill impairment testing purposes, Gold Fields estimated the fair value of the South Deep reporting unit. The process for determining fair value is subjective as gold mining companies typically trade at a market capitalization that is based on net asset value and requires management to make numerous assumptions. The net asset value represents a discounted cash flow valuation based on expected future cash flows. The expected future cash flows used to determine the fair value of the reporting unit are inherently uncertain and could materially change over time. They are significantly affected by a number of factors, including, but not limited to, reserves and production estimates, together with economic factors such as the spot gold price and foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates. Therefore it is possible that outcomes within the next fiscal year that are materially different from the assumptions used in the impairment testing process could require an adjustment to the carrying values.

Based on management’s assessment, no impairment to the goodwill was required at December 31, 2012. Management’s estimates and assumptions for the goodwill impairment test include:

- Long-term gold price used is R400,000 per kilogram ($1,500 per ounce at an exchange rate of R8.29 to $1.00). The South Deep life of mine is estimated at 80 years.

- A range of discount rates of 3.2% - 5.8% based on a calculated weighted average cost of capital to Gold Fields;

- Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

- Expected cash flows associated with value beyond proven and probable reserves.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

12.	NON-CURRENT INVESTMENTS

	December 31, 2012	December 31, 2011
Listed investments (a)	36.2	77.3
Unlisted investments	1.3	2.6
Investments held by environmental trust funds (b)	165.3	161.5
Equity investees (c)	254.4	28.2
Other investments	0.8	2.6

	458.0	272.2

(a) Listed investments mainly consist of:

	December 31, 2012		December 31, 2011
	Number of shares	Market value, $ per share	Number of shares	Market value, $ per share
Northam Platinum	7,820,169	4.55	7,820,169	3.75
Radius Gold Incorporated	3,625,124	0.22	3,625,124	0.23
Gran Columbia Gold Corporation	1,585,274	0.36	1,585,274	0.40
Evolution Mining Limited	—	—	15,535,016	1.62
GoldQuest Mining Corporation	—	—	13,962,500	0.08
Atacama Pacific Gold Corporation	—	—	4,945,598	3.79

Details of the listed investments are as follows:

	December 31, 2012	December 31, 2011
Fair value	36.2	77.3
Less: Cost	24.8	68.4

Net unrealized gain	11.4	8.9

The net gain comprises:
Gross unrealized gains	11.7	15.2
Gross unrealized losses	(0.3)	(6.3)

	11.4	8.9

The gross unrealized loss comprises the following number of equity instruments none of which have been in a continuous unrealized loss position for more than 12 months:	4	8

Realized gain reclassified from equity on disposal of listed investments ($ million)	14.7	12.8

(b)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term (money market), government and other corporate bond investments and the costs of these investments approximate their fair value. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s South African mines. While the asset is under the Group’s control, it is not available for the general purposes of the Group. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 15, “Provision for Environmental Rehabilitation”.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

12.	NON-CURRENT INVESTMENTS (continued)

(c)	Equity investees comprise the following:

		Ownership %		Market value
Investment	Description of business	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Far South East	Exploration	40.0	—	*	*
Rusoro Mining Limited	Gold mining	26.4	26.4	6.3	13.1
Rand Refinery Limited	Refining of gold bullion and by-products	34.9	34.9	*	*
Timpetra Resources Limited	Resource exploration	21.8	21.8	1.0	1.2
*	- Not readily determinable

Rusoro Mining Limited

The carrying value of the equity investment in Rusoro Mining Limited, or Rusoro:

	December 31, 2012	December 31, 2011
Opening balance	13.2	20.0
Share of losses recognized (1)	(13.4)	—
Impairment	—	(6.8)
Other comprehensive income	0.2	—

Closing balance	—	13.2

(1)	The results of Rusoro for the Gold Fields’ fiscal year ended December 31, 2012 are for the twelve months to September 2012 (December 31, 2011: nine months ended September 30, 2011).

Rusoro, a company listed on the TSX Venture Exchange, is a junior gold producer with a large land position in the Bolivar State gold region of southern Venezuela. Gold Fields’ interest in Rusoro remained unchanged at 26.4% at December 31, 2012 and 2011.

The Group acquired its interest in Rusoro on November 30, 2007.

Rand Refinery Limited

The carrying value of the equity investment in Rand Refinery Limited, or Rand Refinery:

	December 31, 2012	December 31, 2011
Opening balance	12.9	10.2
Share of profits recognized	12.0	5.0
Translation	(1.2)	(2.3)

Closing balance	23.7	12.9

During the fiscal years ended December 31, 2012 and 2011, the Company did not receive dividends from Rand Refinery. In the six months ended December 31, 2010, $5.4 million was received in dividends (fiscal year ended June 30, 2010: $ nil million).

Rand Refinery acts as a sale and refining agent on behalf of the Company’s African operations. The market value of the Company’s investment in Rand Refinery is not readily determinable.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

12.	NON-CURRENT INVESTMENTS (continued)

Far South East

Far South East Gold Resources Incorporated has a 31 December year end and has been equity accounted since April 1, 2012.

	December 31, 2012	December 31, 2011
Gold Fields interest in FSE on December 31, 2012 was 40.0%.
Opening balance	—	—
Investment	230.0	—
Equity contribution	50.1	—
Share of losses recognized	(50.1)	—

Closing balance	230.0	—

Gold Fields paid US$10.0 million in option fees to Lepanto Consolidated Mining Company during the 6 months ended December 31, 2010. In addition, Gold Fields paid non-refundable down payments of US$66.0 million during the year ended December 31, 2011 and US$44.0 million during the 6 months ended December 31, 2010 to Liberty Express Assets in accordance with the agreement concluded whereby the Group has the option to acquire 60% of FSE. On March 31, 2012, Gold Fields acquired 40% of the issued share capital of FSE by contributing a further US$110.0 million in fiscal year ended December 31, 2012.

The remaining 20% option is not likely to be exercised until such time as FSE obtains a Foreign Technical Assistance Agreement which allows for direct majority foreign ownership and control.

13.	ACCOUNTS PAYABLE AND PROVISIONS

	December 31, 2012	December 31, 2011
Trade payables	220.5	196.3
Accruals	352.0	301.1
Payroll and other compensation	57.8	67.5
Leave pay accrual	73.8	68.3
Dividends payable	—	3.0
Short-term portion of the South Deep Dividend liability	2.3	3.4
Short term portion of deferred income and mining tax	17.9	8.4
Other	27.6	21.9

	751.9	669.9

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS

	December 31, 2012	December 31, 2011
Collateralized
- Split-tenor revolving credit facility (a)	—	500.0
- $500 million syndicated revolving credit facility (b)	104.0	—
- Preference shares (c)	—	—
- Scrip loan (d)	—	—
- Non-revolving Senior Secured Term Loan (e)	110.0	150.0
- $1 Billion Notes Issue (f)	988.8	987.7
- $1 Billion syndicated revolving credit facility (g)	666.0	220.0
- $60 million senior secured revolving credit facility (h)	—	50.0
Uncollateralized
- Domestic Medium Term Notes Program (i)	—	—
- Other loans (j)	492.4	—

	2,361.2	1,907.7
Short-term loans and current portion of long-term loans *	(40.0)	(547.0)

Total long-term loans	2,321.2	1,360.7

*	- The maturity of the loans has been updated to reflect post year end refinancing terms.

(a) Split-tenor revolving credit facility

On May 16, 2007, Sibanye Gold, Orogen and GFO entered into a $750 million split-tenor revolving credit facility consisting of a $250 million 364-day revolving tranche with a twelve-month term out option, or Facility A, and a $500 million five-year revolving tranche, or Facility B.

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

On June 30, 2008, Orogen had borrowed $73 million and $121 million under Facility A and Facility B, respectively. GFO had $177 million and $141 million outstanding under Facility A and Facility B, respectively, on the same date.

On various dates during fiscal 2009, Orogen drew down a further $120 million under Facility B. On May 15, 2009, GFO drew down $118 million under Facility B to partly refinance its maturing loan under Facility A. The balance of the GFO loan outstanding under Facility A of $59 million was refinanced with the $311 million syndicated revolving loan facility. Also on May 15, 2009, Orogen repaid $16 million of its portion of the maturing Facility A and refinanced the remaining $57 million with the $311 million syndicated revolving loan facility.

Facility A was repaid in full on May 15, 2009. On September 17, 2009, Gold Fields utilized $259 million of the proceeds from the sale of the shares in Eldorado Gold Corporation, or Eldorado, to fully settle GFO borrowings under facility B. Subsequently, on various dates, Orogen drew down $221 million to refinance

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

more expensive debt under the $311 million syndicated revolving loan facility. Orogen also repaid $32 million during the year.

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

On April 16, 2012, Orogen refinanced the outstanding balance of $500.0 million under the facility by drawing down under the $1.0 billion syndicated revolving credit facility. The facility was cancelled on April 16, 2012.

The outstanding borrowings of Orogen, all under Facility B, at December 31, 2011 were $500 million.

Borrowings under the Revolving Credit Facility were guaranteed by Gold Fields, Sibanye Gold, Gold Fields Holding Company (BVI) Limited, or GF Holdings, Orogen, GFO and Newshelf 899 (Proprietary) Limited, or Newshelf.

	December 31, 2012	December 31, 2011
Opening balance	500.0	—
Loans advanced, net of transaction costs	—	540.0
Loan repayments	(500.0)	(40.0)

Closing balance	—	500.0

(b) $500 million syndicated revolving credit facility

On April 17, 2012, Sibanye Gold, Orogen and GFO entered into a $500 million syndicated revolving credit facility. The purpose of the facility was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility was April 17, 2017.

The facility bore interest at LIBOR plus a margin of 1.60% per annum. Where the utilisation under the facility was less than or equal to 33 1/3%, a utilisation fee of 0.20% per annum would be payable on the amount of utilisations. Where the utilisation under the facility was greater than 33 1/3% and less than or equal to 66 2/3%, a utilisation fee of 0.40% per annum would be payable on the amount of utilisations. Where the utilisation under the facility was greater than 66 2/3%, a utilisation fee of 0.60% per annum would be payable on the amount of utilisations. Such utilisation fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.56% per annum.

On April 23, 2012, Orogen drew down $194.0 million under this facility to partially refinance borrowings under the $1 billion Syndicated Revolving Credit Facility. On June 1, 2012, Orogen drew down a further $20.0 million.

On July 25, 2012 and August 2, 2012, Orogen repaid $20.0 million and $20.0 million, respectively. On September 20, 2012, Orogen repaid a further $100.0 million. On November 23, 2012, Orogen drew down $10 million and on November 29, 2012, a further $20 million was drawn under the facility.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

The outstanding borrowings under this facility at December 31, 2012 were $104.0 million.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

Subsequent to year end, on February 15, 2013, this facility was refinanced by drawing down under the $1,440 million term loan and revolving credit facility as detailed in (j). The facility was also cancelled on February 15, 2013.

	December 31, 2012	December 31, 2011
Opening balance	—	—
Loans advanced	244.0	—
Loan repayments	(140.0)	—

Closing balance	104.0	—

(c) Preference shares

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

The Preference Shares were guaranteed by Sibanye Gold, Orogen, Newshelf, GF Holdings and GFO.

	December 31, 2012	December 31, 2011
Opening balance	—	91.4
Preference share dividend	—	1.3
Redemptions	—	(90.0)
Other	—	(2.3)
Translation	—	(0.4)

Closing balance	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

(d) Scrip loan

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

Subsequent to December 31, 2010, Mvelaphanda unbundled certain of its assets and in accordance with the terms of the agreement the loaned unbundled securities were returned and the collateral was repaid on February 28, 2011. A new scrip lending agreement was entered into between the parties with the same terms and conditions as the original agreement whereby GFLMS agreed to lend another three million of its securities in Mvelaphanda for a cash collateral of R127 million ($18.8 million). The loaned securities were returned and the collateral was repaid on April 5, 2011 and the new agreement was cancelled on the same date.

Interest on the cash collateral held was calculated based on one month JIBAR rate and accrued daily and compounded monthly in arrears. The first interest settlement was on June 24, 2010. In terms of the agreement, the next interest payment date was on final settlement of the loan.

	December 31, 2012	December 31, 2011
Opening balance	—	21.4
Interest	—	0.3
Loans advanced	—	18.2
Loans repaid	—	(39.6)
Translation	—	(0.3)

Closing balance	—	—

(e) Non-revolving Senior Secured Term Loan

On September 17, 2010, La Cima entered into a non-revolving senior secured term loan for up to $200.0 million with The Bank of Nova Scotia and Banco de Credito del Peru. The purpose of this facility was to repay the Gold Fields outstanding subordinated loans with its affiliates and to finance its working capital requirements. The loan bears interest at LIBOR plus a margin of 2.00% per annum.

On September 22, 2010, the lenders advanced $200 million to La Cima under this facility. The facility amount is repayble in 20 equal quarterly instalments of $10 million each. During fiscal year ended December 31, 2012, $40 million was repaid (fiscal year ended December 31, 2011 $40 million; six months ended December 31, 2010: $10 million).

The final maturity of this facility is five years from the disbursement date.

The outstanding borrowings under this facility at December 31, 2012 were $110.0 million (December 31, 2011: $150.0 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

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

	December 31, 2012	December 31, 2011
Opening balance	150.0	190.0
Loans repaid	(40.0)	(40.0)

Closing balance	110.0	150.0

(f) $1 Billion Notes Issue

On September 30, 2010, Orogen issued $1,000,000,000 4.875% guaranteed notes due October 7, 2020, or the Notes. The payment of all Notes is unconditionally and irrevocably guaranteed by Gold Fields Limited, Sibanye Gold, GFO and GF Holdings, or together, the Guarantors, on joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment amoung themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

The transaction costs of $13.6 million were deducted from the liability on initial measurement. These costs will unwind over the period of the Notes as an interest expense.

Gold Fields used a portion of the net proceeds of the offering of the Notes to repay certain existing indebtedness of the Group and the balance of the net proceeds for general corporate purposes.

An indemnity agreement (“the Indemnity Agreement”) has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place.

	December 31, 2012	December 31, 2011
Opening balance	987.7	986.6
Unwinding of transaction costs	1.1	1.1

Closing balance	988.8	987.7

(g) $1 billion syndicated revolving credit facility

On June 20, 2011, Sibanye Gold, Orogen and GFO entered into a $1 billion syndicated revolving loan facility with an option to increase the Facility to $1.1 billion within six months from signing date, which option was not exercised. The purpose of the facility is to refinance an existing facility, for general corporate purposes and working capital. The final maturity date of this facility is June 20, 2016.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

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

On June 22, 2011, Orogen drew down $450.0 million under this facility to partially fund the acquisition of IAMGold’s 18.9% stake in the Ghanaian operations. On August 22, 2011 and September 22, 2011, Orogen repaid $75.0 million and $105.0 million, respectively under this facility. On November 16, 2011, Orogen drew down $33.0 million which was repaid on December 19, 2011. In addition, Orogen repaid $50.0 million on December 23, 2011 under this facility.

On March 15, 2012, Orogen drew down $110.0 million to fund the third payment to exercise the Group’s 40% option in the FSE project. On April 16, 2012, Orogen drew down $556.0 million of which $500.0 million was used to refinance the Split-tenor revolving credit facility. On April 23, 2012, Orogen repaid $220.0 million under this facility which was partially funded by drawing down $194.0 million under the $500 million syndicated revolving credit facility.

The outstanding borrowings under this facility at December 31, 2012 were $666.0 million (December 31, 2011: $220.0 million).

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

Subsequent to year end, on February 15, 2013, this facility was refinanced by drawing down under the $1,440 million term loan and revolving credit facility as detailed in (j). The facility was also cancelled on February 15, 2013.

	December 31, 2012	December 31, 2011
Opening balance	220.0	—
Loans advanced	666.0	483.0
Repayments	(220.0)	(263.0)
Translation	—	—

Closing balance	666.0	220.0

(h) $60 million senior secured revolving credit facility

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

Borrowings under the facility are guaranteed by GF Ghana and Abosso and further secured by the registration of security over certain fleet vehicles owned by GF Ghana and Abosso, or the Secured Assets.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

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

On January 30, 2012, GF Ghana repaid $7.0 million in advance of the first anniversary date of the facility. During February 2012 and March 2012, GF Ghana repaid $16.0 million and on May 1, 2012 repaid an additional $7.0 million. On various dates during April 2012 Abosso drew down $15.0 million under the facility. On May 1, 2012 Abosso drew down an additional $8.0 million under the facility. On August 1, 2012, GF Ghana repaid $20 million and Abosso repaid $23 million bringing the balance outstanding under the facility to nil.

The outstanding borrowings for GF Ghana on December 31, 2012 were $nil million (December 31, 2011 were $50.0 million).

	December 31, 2012	December 31, 2011
Opening balance	50.0	—
Loans advanced	23.0	70.0
Repayments	(73.0)	(20.0)

Balance at close	—	50.0

(i) Domestic Medium Term Notes Progam

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

On December 31, 2010, $108.9 million of listed notes were outstanding. Gold Fields settled the last listed maturing notes of $105.3 million in the year ended December 31, 2011. No notes were issued during the years ended December 31, 2012 and 2011.

Notes under the programme were guaranteed by Sibanye Gold, GF Holdings, Orogen and GFO.

The Programme was deregistered on December 14, 2012.

	December 31, 2012	December 31, 2011
Opening balance	—	108.9
Settlements	—	(105.3)
Translation	—	(3.6)

Balance at close	—	—

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

(j) Other loans

	December 31, 2012	December 31, 2011

Opening balance	—	—
Loans advanced	518.0	56.7
Loans repaid	(2.9)	(56.7)
Translation	(22.7)	—

Closing balance	492.4	—

Short-term credit facilities: The Group utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations. The total draw downs were $152.0 million in fiscal year ended December 31, 2012 (fiscal year ended December 31, 2011: $56.7 million; six months ended December 31, 2010: $39.4 million). Total repayments were $2.9 million in fiscal year ended December 31, 2012 (fiscal year ended December 31, 2011: $56.7 million; six months ended December 31, 2010: $41.9 million).

These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were $142.4 million (R1,220 million) and at December 31, 2011: $nil.

Subsequent to year end, on February 18, 2013, these facilities were refinanced by drawing down under the Rand bridge loan facilities as detailed below.

$450 million syndicated revolving credit facility: On May 12, 2010, Sibanye Gold, Orogen and GFO entered into a $450 million syndicated revolving loan facility with an option to increase the facility to $550 million within six months from signing date. The option to increase the facility to $550 million was not exercised. The purpose of the facilities was to refinance existing facilities, for general corporate purposes and working capital.

The facility bore interest at LIBOR plus a margin of 1.75% per annum. Where the utilization under the facility was equal to or greater than 50%, a utilization fee of 0.25% per annum would be payable on the amount of utilizations. Such utilization fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.70% per annum.

Borrowings under these facilities were guaranteed by Gold Fields, GF Holdings, GFO, Orogen, Newshelf and Sibanye Gold.

This facility was unutilized at December 31, 2010. The final maturity of this facility was September 30, 2013. The facility was cancelled and replaced on June 22, 2011 with the new U.S.$1 billion revolving credit facility.

R3.5 billion long-term revolving credit facilities: Sibanye Gold and GFO (collectively “the borrowers”) entered into various revolving credit facilities with some of the major banks with tenors between three and five years. The purpose of the facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing borrowings. The borrowers were required to pay a commitment fee of between 0.65% and 0.90% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable either quarterly or semi-annually in arrears.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

In summary the facilities are:

- a R1.0 billion ($116.7 million) revolving credit facility entered into on December 9, 2009 and maturing June 30, 2013 at JIBAR plus 3.00%;

- a R500 million ($58.3 million ) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013 at JIBAR plus 2.85%;

- a R1.5 billion ($175.0 million) revolving credit facility entered into on May 6, 2009 and maturing June 10, 2014 at JIBAR plus 2.95%. This facility was cancelled and replaced with a new R2 .0 billion ($233.4 million) revolving credit facility on December 19, 2011; and

- a R2.0 billion ($233.4 million) revolving credit facility entered into on December 19, 2011 and maturing on December 17, 2016 at JIBAR plus 1.95%.

These facilities were unutilised during the year ended 31 December 2011.

On various dates during 2012, Sibanye Gold drew down R2.0 billion ($249.4 million) under the R2.0 billion revolving credit facility. On October 24, 2012, Sibanye Gold drew down R500.0 million ($58.3 million) under the R500.0 million revolving credit facility. On November 16, 2012, Sibanye Gold drew down a further R500.0 million ($58.3 million) under the R1.0 billion revolving credit facility.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were R3.0 billion (US$350.0 million) and at December 31, 2011: Rnil (US$nil).

Borrowings under these facilities were guaranteed by Gold Fields, GF Holdings, GFO, Orogen, Newshelf and Sibanye Gold.

Subsequent to year end, on February 18, 2013, these facilities were refinanced by drawing down under the Rand bridge loan facilities as detailed below. These facilities were also cancelled on February 18, 2013.

$1,440 million term loan and revolving credit facility : On November 28, 2012, Orogen, GFO and GFI Joint Venture Holdings (Pty) Limited (“GFIJVH”) (collectively “the Borrowers”) entered into a US$900 million term loan and revolving credit facility (“the US$900 million facility”). The $900 million facility comprises a $450 million three-year term loan tranche (“Facility A”) and a $450 million five-year revolving tranche (“Facility B”). In addition to the $900 million facility, Orogen, GFO and GFIJVH entered into a $600 million bridge loan to bond issue facility (“the US$ bridge facility”). The US$ bridge facility had a 21-month maturity.

The purpose of the $900 million facility is to refinance the existing $1 billion syndicated revolving credit facility and the $500 million syndicated revolving credit facility on the unbundling of Sibanye Gold in February 2013 and for general corporate and working capital purposes. The final maturity dates of Facility A and Facility B are November 28, 2015 and November 28, 2017, respectively, with the $ bridge facility maturing on August 28, 2014.

Subsequent to entering into the $900 million facility, the facility was syndicated to a wider bank group and received an oversubscription which allowed the Borrowers to increase the facility amount to $1,440 million on January 30, 2013 (“the $1,440 million facility). Accordingly, the amounts of Facility A and Facility B both increased to $720 million. As a result of this oversubscription, the Borrowers cancelled the $ bridge facility on January 30, 2013.

Borrowings under Facility A bear interest at LIBOR plus an initial margin of 2.45% per annum while borrowings under Facility B bear interest at LIBOR plus an initial margin of 2.25% per annum. The initial

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

margins detailed above are based on the current long term credit rating assigned to Gold Fields and could either increase or decrease depending on the changes in the long term credit rating of Gold Fields.

Where the utilization under Facility B is less than or equal to 33 1/3%, a utilization fee of 0.20% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 33 1/3% and less than or equal to 66 2/3%, a utilization fee of 0.40% per annum will be payable on the amount of utilizations. Where the utilization under Facility B is greater than 66 2/3%, a utilization fee of 0.60% per annum will be payable on the amount of utilizations. Such utilization fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.90% per annum under Facility B.

The facility was undrawn at December 31, 2012.

Subsequent to year end, on February 15, 2013, the $1 billion and the $500 million syndicated revolving credit facilities were refinanced by drawing down under this facility.

Borrowings under the $1,440 million facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.

Rand bridge loan facilities: On November 28, 2012, Sibanye Gold entered into a R6.0 billion ($700.1 million) term loan and revolving credit facilities reducing to R5.0 billion ($583.4 million) as detailed below. The facilities comprise of a R2.0 billion ($233.4 million) revolving credit facility and a R4.0 billion ($466.7 million) term loan facility. The available revolving credit facility amount will reduce from R2.0 billion ($233.4 million) to R1.5 billion ($175.0 million) on the earliest of the date on which Sibanye Gold’s Board of Directors declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Spin-Off (February 18, 2014). Similarly, the term loan facility amount will reduce from R4.0 billion ($466.7 million) to R3.5 billion ($408.4 million) on the earliest of the date on which Sibanye Gold’s Board of Directors declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Spin-Off. The final maturity date of the facilities is 18 months after the Spin-Off (August 18, 2014).

The purpose of the Rand bridge loan facilities is to refinance Sibanye Gold’s debt as detailed above under the other rand long-term revolving credit facilities and the other rand short-term credit facilities on Spin-Off, with the balance of the Rand bridge loan facilities to be used to fund Sibanye Gold’s ongoing capital expenditure, working capital and general corporate expenditure requirements.

Sibanye Gold will cede all of its rights, title and interest in and to the Indemnity Agreement in favour of the lenders of the Rand bridge loan facility, jointly and severally, as security for its obligations under the facilities. Sibanye Gold must lodge and register a security package for its obligations under the facilities within six months from the Spin-Off if it is not released as a guarantor under the Notes (refer note 14(f)) at such point in time. The Indemnity Agreement is discussed in note 14(f).

The Rand bridge loan facilities bear interest at JIBAR plus a margin of 3.00% per annum for 12 months after the Spin-Off and 3.50% per annum for the last six months of the facilities. If Sibanye Gold is not released as a guarantor under the Notes within six months from Spin-Off, the margin will increase to 3.25% per annum for the six to 12 months period after Spin-Off and 3.75% per annum for the last six months of the facilities. Sibanye Gold is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the facilities.

The facilities were undrawn at December 31, 2012.

Subsequent to year end, on February 18, 2013, the rand revolving credit facilities and the short-term rand credit facilities were refinanced by drawing down under these facilities.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	SHORT-TERM AND LONG-TERM LOANS (continued)

R1,500 million Nedbank Revolving Credit Facility: On March 1, 2013, Nedbank, GFIJVH and GFO entered into a R1,500 million Revolving Credit Facility. The purpose of the facility is to fund Gold Fields’ capital expenditure and general corporate and working capital requirements. The final maturity date of this facility is March 7, 2018.

The facility bears interest at JIBAR plus a margin of 2.50% per annum. The borrowers are required to pay a commitment fee of 0.85% per annum every six months.

On March 8, 2013, each of GFO and GFIJVH drew down R350.0 million under this facility.

Borrowings under the facility are guaranteed by Gold Fields, GFO, GFH, Orogen and GFIJVH.

Debt maturity ladder

The combined aggregate maturities of short and long-term loans for each of the next five years at December 31, 2012 is tabulated below:

Maturity	December 31, 2012	December 31, 2011
1 year	40.0	547.0
2 years	532.4	48.0
3 years	750.0	75.0
4 years	50.0	30.0
5 years and thereafter	1,000.0	1,207.7

	2,372.4	1,907.7

At December 31, 2012, the Group was in compliance with its debt covenants.

$142.4 has been reclassified to long-term, even though they are considered short-term under the Short-term Rand facilities (j) as the Group refinanced these facilities as detailed in the Rand bridge loan facilities on February 18, 2013.

15.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Group has made, and expects to make in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	December 31, 2012	December 31, 2011
Provision for environmental rehabilitation
Opening balance	336.9	324.4
Addition to liabilities	18.1	18.7
Liabilities settled	(2.7)	(1.7)
Accretion of liability	28.2	24.9
Foreign currency translation adjustment	(6.9)	(29.4)

Balance at close	373.6	336.9

The Group intends to finance the ultimate rehabilitation costs of the South African operations from the monies invested with the environmental trust fund (see Note 12(b)) and ongoing contributions, as well as the proceeds of the sale of assets and gold from plant clean-up at the time of mine closure.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

	December 31, 2012	December 31, 2011
Gold Fields Group (excluding South Deep) accrued post-retirement health care costs (a)	2.1	2.1
South Deep accrued post-retirement health care costs (b)	—	—

Gold Fields Group accrued post-retirement health care costs	2.1	2.1

The Group is exposed to obligations for post-retirement health care costs under the Group health care scheme. In the case of the South Deep health care scheme, the exposure was up to December 31, 2011.

(a)	Group (excluding South Deep) accrued post-retirement health care costs

The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $0.1 million in fiscal 2012 (fiscal year ended December 31, 2011: $0.2 million; six months ended December 31, 2010: $0.5 million, fiscal year ended June 30, 2010: $0.2 million). The obligation has been actuarially valued at December 31, 2012 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

The following table sets forth the funded status and amounts recognized by the Group (excluding South Deep) for post-retirement health care costs:

	December 31, 2012	December 31, 2011
Actuarial present value	2.1	2.1
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	2.1	2.1
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	2.1	2.1

The following is a reconciliation of the benefit obligation:
Balance at beginning of year	2.1	2.6
Service costs	0.2	0.1
Contributions paid	(0.1)	(0.2)
Foreign currency translation adjustment	(0.1)	(0.4)

Balance at end of year	2.1	2.1

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS (continued)

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7.5% per annum (December 31, 2011: 8.0%) and a discount rate of 8.0% per annum (December 31, 2011: 8.75%).

	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
The net periodic benefit cost is explained as follows:
Service costs	0.2	0.1	(0.1)	0.9

Net periodic benefit cost	0.2	0.1	(0.1)	0.9

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for the fiscal ended December 31, 2012 by $0.02 million (fiscal year ended December 31, 2011: $0.03 million; six months ended December 31, 2010: $0.01 million, fiscal year ended June 30, 2010: $0.1 million). The effect of this change on the accumulated post-retirement health care benefit obligation at December 31, 2012 would be an increase of $0.2 million (fiscal year ended December 31, 2011: $0.2 million). A one percentage point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost for the fiscal year ended December 31, 2012 by $0.01 million (fiscal year ended December 31, 2011: $0.01 million; six months ended December 31, 2010: $0.01 million, fiscal year ended June 30, 2010: $0.01 million). The effect of this change on the accumulated post-retirement health care benefit obligation at December 31, 2012 would be a decrease of $0.2 million (fiscal year ended December 31, 2011: $0.2 million).

(b)	South Deep accrued post-retirement health care costs

As part of the acquisition of South Deep, the post-retirement health care cost liability was assumed. The Group has certain liabilities to provide fixed monthly post-retirement medical benefits to certain pensioners and dependents of ex-employees. The Group’s contributions to these schemes on behalf of current and retired employees amounted to $nil million (fiscal year ended December 31, 2011: $0.1 million; six months ended December 31, 2010: $0.1 million; fiscal year ended June 30, 2010: $0.1 million). The obligation was actuarially valued at December 31, 2011 and the outstanding contributions were funded until December 31, 2011, when the obligation was extinguished.

17.	EMPLOYEE BENEFIT PLANS

Retirement benefits

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the Company’s defined contribution plans for the fiscal year ended December 31, 2012 is $92.8 million (fiscal year ended December 31, 2011: $87.8 million; six months ended December 31, 2010: $43.0 million; fiscal year ended June 30, 2010: $76.0 million).

Share option schemes

The Company currently maintains the Gold Fields Limited 2012 Share Plan. The Company also maintains prior stock plans (the Gold Fields Limited 2005 Share Plan, the Gold Fields Limited 2005 Non-Executive

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

Share Plan, the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan), but no longer grants awards under these plans. The details of these Plans are discussed below.

The charge for share-based compensation has been recognized in the statement of operations under the captions production costs, corporate expenditure, exploration expenditure and other expenses. The cost for fiscal year ended December 31, 2012 is $77.7 million (fiscal year ended December 31, 2011: $66.4 million; six months ended December 31, 2010: $27.0 million and fiscal year ended June 30, 2010: $53.9 million).

The Gold Fields Limited 2012 Share Plan: At the annual general meeting on 14 May 2012 shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan to replace the Gold Fields Limited 2005 Share Plan. The plan provides for two methods of participation, namely the Performance Share Method (“PS”) and the Bonus Share Method (“BS”). This plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders.

The salient features of the plan are:

- PS are offered to participants annually in March. Quarterly allocations of PS are also made in June, September and December on a pro-rata basis to qualifying new employees. PS are performance-related shares, granted at zero cost (the shares are granted in exchange for the rendering of service by participants to the Company during the three-year restricted period prior to the share vesting period);

- based on the rules of the plan, the actual number of PS which would be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of seven other major gold mining companies (“the peer group”) based on the relative change in the Gold Fields share price compared to the basket of respective US Dollar share prices of the peer group. Furthermore, for PS awards to be settled to members of the Executive Committee, an internal company performance target is required to be met before the external relative measure is applied. The internal target performance criterion has been set at 85% of the company’s planned gold production over the three-year measurement period as set out in the business plans of the company approved by the Board. In the event that the internal target performance criterion is met the full initial target award shall be settled on the settlement date. In addition, the Remuneration Committee has determined that the number of PS to be settled may be increased by up to 200% of the number of the initial target PS conditionally awarded, depending on the performance of the company relative to the performance of the peer group, based on the relative change in the Gold Fields share price compared to the basket of respective US Dollar share prices of the peer group;

- the performance of the Company that will result in the settlement of shares is to be measured by the Company’s share price performance relative to the share price performance of a peer group of gold mining companies, over the three year period;

- BS are offered to participants annually in March; and

- based on the rules of the plan, the actual number of BS which would be settled to a participant in two equal tranches over a 9-month and an 18-month period after the original award date is determined by the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ended immediately preceding the award date.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

Details of the Performance shares and Bonus shares granted under this Plan are as follows:

	Number of Performance shares	Number of Bonus shares
Outstanding at December 31, 2011	—	—
Granted during the year	4,511,700	1,368,423
Exercised and released	—	(528,392)
Forfeited	(249,530)	(47,655)

Outstanding at December 31, 2012	4,262,170	792,376

None of the options above have vested at year end.

The Group uses the Monte-Carlo Simulation to value the Performance Shares. The inputs to the model for awards granted during the period were as follows:

2012
Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	36.4%
Expected term (years)	3.00
Historical dividend yield	1.60%
Weighted average three year risk free interest rate (based on US interest rates)	0.70%
Weighted average fair value - Rand	R 162.14

A future trading model is used to estimate the loss in value to the holders of Bonus Shares due to trading restrictions. The actual valuation is developed using a Monte-Carlo analysis of the future share price of Gold Fields:

Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	29.4%
Expected term (months)	9 - 18
Historical dividend yield	2.70%
Weighted average three year risk free interest rate (based on SA interest rates)	5.50%
Marketability discount	1.6%
Weighted average fair value - Rand	R 115.61

A marketability discount is applied to the bonus shares valuation as the shares are granted upfront.

The Gold Fields Limited 2005 Share Plan: At Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or the 2005 Plan, under which employees, including executive directors, would be compensated going forward.

The 2005 Plan provided for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS will only be released to participants and the SARS will vest three years after the date of the award and/or allocation of such shares. However, in respect of the PVRS, Company performance criteria need to be met in respect of awards to executives. The size of the initial allocation of SARS and PVRS was dependent on the performance of the participant at the time of allocation. The allocations under The 2005 Plan were usually made annually in March.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

No further allocations of options under this plan are being made in view of the introduction of the Gold Fields Limited 2012 Share Plan (see above) and the plan will be closed once all options have been exercised or forfeited. Currently the last date of expiry of SARS is December 1, 2017.

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price
			Rand	$
Outstanding at June 30, 2009	6,831,964	4,609,626	111.50	13.83
Granted during the year	3,177,552	1,564,217	90.84	11.98
Exercised and released	(341,309)	—	—	—
Forfeited	(619,793)	(513,571)	109.40	14.43
Conditions for vesting not met	(609,751)	—	—	—

Outstanding at June 30, 2010	8,438,663	5,660,272	106.00	14.00
Granted during the period	381,115	307,070	103.66	14.52
Exercised and released	(355,779)	(13,329)	103.07	14.44
Forfeited	(753,918)	(683,416)	104.01	14.57
Conditions for vesting not met	(60,000)	—	—	—

Outstanding at December 31, 2010	7,650,081	5,270,597	105.53	15.63
Granted during the period	3,165,342	1,638,484	119.17	16.51
Exercised and released	(2,559,552)	(1,247,317)	111.06	15.38
Forfeited	(886,759)	(631,621)	110.69	15.33

Outstanding at December 31, 2011	7,369,112	5,030,143	107.91	13.27
Exercised and released	(1,798,082)	(259,455)	106.36	12.99
Forfeited	(584,814)	(451,779)	117.14	14.30

Outstanding at December 31, 2012	4,986,216	4,318,909	107.37	12.53

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. None of the PVRS granted during fiscal year ended December 31, 2011 and the six months ended December 31, 2010 were exercisable on December 31, 2012.

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

During the year ended December 31, 2012, some share appreciation rights’ expiry dates were extended to enable participants who were disadvantaged due to the closed period to be placed in an equitable position. The incremental fair value of the modifications were $nil. No share options were extended during the year ended December 31, 2011.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

The following executive directors were affected by the modification:

	Number of options	Average instrument price (cps) R	Average instrument price (cps) $	Contractual life extended by (years)
NJ Holland	49,000	109.66	12.80	0.06
PA Schmidt	43,310	108.67	12.68	0.06

In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. No SARS granted during the fiscal year ended December 31, 2011 and the six months ended December 31, 2010 were exercisable on December 31, 2012. The average exercise price for SARS outstanding at December 31, 2012 was R107.37 ($12.53).

The following tables summarize information relating to the options outstanding at December 31, 2012.

	Outstanding options
	Price range		Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	60.00 - 84.99	7.00 - 9.92	3,400	1.95	69.48	8.11
	85.00 - 109.99	9.93 - 12.83	2,625,234	2.52	99.45	11.60
	110.00 - 134.99	12.84 - 15.75	1,652,471	3.72	119.65	13.96
	135.00 - 159.99	15.76 - 18.67	37,804	5.01	136.29	15.90

Total			4,318,909	3.00	107.48	12.53

The PVRS have not been included in the table above as they do not have an expiry date and are granted for no consideration.

GF Management Incentive Scheme: Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 75,500 ordinary shares were outstanding under The GF Management Incentive Scheme as of December 31, 2012, none of which were held by the executive directors of Gold Fields. The exercise prices of all outstanding options range between Rand 63.65 and Rand 140.66 per ordinary share and they expire between December 21, 2012 and July 2, 2013. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

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

The first allocations were made under The 2005 Plan in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date. A total of 5% of the Company’s issued ordinary share capital, being 35,309,563 shares as of December 31, 2012, is reserved for issuance under all the prevailing share schemes described above. This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the options granted under the GF Management Incentive Scheme are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding at June 30, 2009	2,304,421	77.20	9.58
Exercised and released	(778,172)	74.62	9.84
Forfeited	(173,616)	97.01	12.80

Outstanding at June 30, 2010	1,352,633	76.15	10.06
Exercised and released	(348,430)	75.40	10.56
Forfeited	(27,670)	96.06	13.45

Outstanding at December 31, 2010	976,533	75.85	11.24
Exercised and released	(614,340)	72.33	10.02
Forfeited	(50,968)	118.63	16.43

Outstanding at December 31, 2011	311,225	73.48	9.04
Exercised and released	(204,570)	68.60	8.38
Forfeited	(31,155)	73.91	9.02

Outstanding at December 31, 2012	75,500	86.51	10.09

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

therefore exercisable. The range of exercise prices for options outstanding at December 31, 2012 was R63.65 to R140.66. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Company’s stock over the period of the grants.

No further allocations are being made under the GF Management Incentive Scheme in view of the Gold Fields Limited 2005 Share Plan. However, during the six months ended December 31, 2010 and fiscal years ended December 31, 2012 and June 30, 2010 some share option expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification was accounted for in each respective period.

The following tables summarize information relating to the options outstanding at December 31, 2012:

			Outstanding and exercisable options
			Number of options	Contractual life (in years)	Weighted average exercise price
	Rand	$			Rand	$
Range of prices	60.00 - 84.99	7.00 - 9.92	34,500	0.36	66.07	7.71
	85.00 - 109.99	9.93 - 12.83	21,800	0.53	89.80	10.48
	110.00 - 134.99	12.84 - 15.75	14,000	0.04	111.66	13.03
	135.00 - 159.99	15.76 - 18.67	5,200	0.17	140.66	16.41

Total			75,500	0.33	86.51	10.09

These options will expire if not exercised at specific dates ranging from December 21, 2012 to July 2, 2013. Market prices of shares for which options were exercised during the fiscal year ended December 31, 2012 ranged from R97.00 to R127.80.

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

Consistent with the King III Report on Corporate Governance and the JSE Listings Requirements, the Board recommended to the shareholders that the practice of awarding of rights under the Gold Fields Limited 2005 Non-executive Share Plan Scheme be immediately discontinued. Allocations awarded before April 1, 2010 vested according to the rules of the plan. The last vesting took place in November 2012 and the scheme will be closed.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

Details of the restricted shares granted under this Plan are as follows:

No. of restricted shares
Outstanding at June 30, 2009	100,200
Granted during the year	47,300
Exercised and released	(11,622)

Outstanding at June 30, 2010	135,878
Exercised and released	(37,000)

Outstanding at December 31, 2010	98,878
Exercised and released	(56,978)

Outstanding at December 31, 2011	41,900
Exercised and released	(29,600)

Outstanding at December 31, 2012	12,300

The restricted shares have not been split per range as they do not have an expiry date and are granted for no consideration.

During fiscal 2008, the terms of the restricted shares granted to non-executive directors were modified in the same way as the PVRS granted under the Gold Fields Limited 2005 Share Plan. The incremental fair value resulting from the modification amounted to $0.5 million and was expensed over the remaining life of the restricted shares.

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

There were no outstanding options granted under this plan at December 31, 2011 and 2012.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

Following the approval of The 2005 Non-Executive Plan at the Annual General Meeting held on November 17, 2005 and the approval of the first allocations under that Plan at that meeting, no further allocations will be made under The GF Non-Executive Director Share Plan.

The following tables summarize information relating to the options outstanding at December 31, 2011 and 2012. For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Details of the Plan are as follows:

	Number of Options	Average option price
		Rand	$
Outstanding as of June 30, 2009	81,700	88.54	10.99

Outstanding as of June 30, 2010	81,700	88.54	11.70
Exercised and released	(20,000)	78.49	10.99
Forfeited	(25,000)	110.03	15.41

Outstanding as of December 31, 2010	36,700	79.37	11.76
Exercised and released	(36,700)	79.37	10.99

Outstanding as of December 31, 2011 and 2012	—	—	—

There were no options outstanding under the GF Non-Executive Director Share Plan as of December 31, 2011 and 2012.

The compensation cost related to awards not yet recognized in the statement of operations under all schemes amounts to $96.7 million and is to be spread over three years.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

The Group used the Black Scholes Model to value the SARS under the Gold Fields 2005 Share Plan. The inputs to the model for awards granted during the period were as follows:

	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June 30,
	2012	2011	2010	2010
Weighted average exercise price - Rand	—	119.17	93.89	90.84
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	—	46.4%	50.2%	52.0%
Expected term (years)	—	5.90	3.0 - 4.2	3.0 - 4.2
Long-term expected dividend yield	—	1.70%	1.00%	1.00%
Weighted average risk free interest rate	—	6.90%	6.90%	7.90%
Weighted average fair value - Rand	—	51.66	55.06	43.82

The Group used the Monte-Carlo Simulation to value the PVRS under the Gold Fields 2005 Share Plan and the Gold Fields Limited 2005 Non-executive Director Share Plan. The inputs to the model for awards granted during the year were as follows:

	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June 30,
	2012	2011	2010	2010
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	—	64.1%	50.1%	50.4%
Expected term (years)	—	3.0	3.0	3.0
Historical dividend yield	—	1.70%	1.90%	1.40%
Weighted average risk free interest rate (based on U.S. interest rate)	—	0.20%	0.20%	0.20%
Weighted average fair value - Rand	—	206.27	191.38	155.78

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

The value of these transactions was $297.6 million and were comprised of an employee share option plan, or ESOP, for 10.75% of Sibanye Gold; a broad-based BEE transaction for 10.0% of South Deep, and a broad-based BEE transaction for an effective 1% indirect beneficial interest in Sibanye Gold, excluding South Deep. For accounting purposes, these transactions qualify as share-based compensation costs.

The $297.6 million was comprised of $171.9 million for the ESOP, $10.2 million for the Sibanye Gold transaction and $115.5 million for the South Deep transaction.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

17.	EMPLOYEE BENEFIT PLANS (continued)

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

The South Deep transaction amounted to $115.5 million and was made up of a preferred BEE dividend of $21.2 million and an equity component equivalent to $94.3 million. Under the South Deep transaction, a wholly-owned subsidiary company of Gold Fields was created to acquire 100% of the South Deep asset from GFIMSA. The new company then issued 10 million Class B ordinary shares representing 10.0% of South Deep’s net worth to a consortium of BEE partners. Class B ordinary shareholders are entitled to a dividend of R2 per share until conversion to Class A ordinary shares. The Class B ordinary shares will convert one-third after ten years and a third thereafter on each fifth year anniversary. For accounting purposes, the dividend represents a liability of Gold Fields to the Class B ordinary shareholders and qualifies as a share-based compensation. It was valued at $21.2 million, of which $2.3 million (December 31, 2011: $3.4 million) was classified as a short-term portion under accounts payable at December 31, 2012. The Rand based effective interest rate used to discount the future dividend payments was 9.55%.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS (continued)

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

As at December 31, 2012 and 2011, Gold Fields did not hold any derivative instruments to protect its exposure to adverse movements in gold and copper commodity prices.

Under the long-established structure of sales agreements prevalent in the industry, substantially all of Gold Fields’ copper concentrate sales are provisionally priced at the time of shipment. The provisional prices are finalized in a contractually specified future period (generally one to three months) primarily based on quoted London Metal Exchange, or LME, prices. Sales subject to final pricing are generally settled in a subsequent month. Because a significant portion of Gold Fields’ copper concentrate sales in a period usually remain subject to final pricing, the forward price is a major determinant of recorded revenues and the average recorded copper price for the period.

LME copper prices averaged $7,951 per ton during the fiscal year ended December 31, 2012 (fiscal year ended December 31, 2011: $8,836; six months ended December 31, 2010: $7,828 per ton, fiscal year ended June 30, 2010: $6,651 per ton), compared with the Company’s recorded average provisional price, net of refining charges, of $7,322 per ton. The applicable 3 month copper price at December 31, 2012 was $7,930 per ton. During the fiscal year ended December 31, 2012, changes in copper prices resulted in a provisional pricing mark-to-market gain of $15.6 million (included in revenue) (fiscal year ended December 31, 2011 loss of $20.6 million).

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS (continued)

The estimated fair values of the Group’s financial instruments are:

	December 31, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	655.6	655.6	744.0	744.0
Receivables	314.5	314.5	220.1	220.1
Non-current investments *	458.0	464.6	272.2	271.2

Financial liabilities
Long-term loans	2,321.2	2,322.4	1,360.7	1,263.0
Accounts payable and provisions	678.1	678.1	601.6	601.6
Interest payable	11.0	11.0	11.2	11.2
Short-term loans and current portion of long-term loans	40.0	40.0	547.0	547.0
Other non-current liabilities	13.9	13.9	13.5	13.5

*	Fair value determined by using cost for Rand Refinery Limited and Far South East due to a market value not being readily available.

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

The following table sets forth the Group’s financial assets measured at fair value by level within the fair value hierarchy. As required by Accounting Standard Codification, or ASC, fair value guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Listed investments	36.2	36.2	—	—
Investments held by environmental trust funds	165.3	135.3	30.0	—
Unlisted investments	1.3	—	—	1.3
Trade receivable from provisional copper concentrate sales, net	149.9	—	149.9	—

	352.7	171.5	179.9	1.3

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS (continued)

	Fair value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Listed investments	77.3	77.3	—	—
Investments held by environmental trust funds	161.5	122.5	39.0	—
Unlisted investments	2.6	—	—	2.6
Trade receivable from provisional copper concentrate sales, net	88.4	—	88.4	—

	329.8	199.8	127.4	2.6

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

The Group’s net trade receivable from provisional copper and gold concentrate sales in La Cima (Cerro Corona) is valued using quoted market prices based on the forward London Metal Exchange and classified within level 2 of the fair value hierarchy.

The Group’s financial instruments are valued using pricing models and classified within level 2 of the fair value hierarchy. Where possible, the values produced by the valuation models are verified to market prices. Valuation models require a variery of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs.

The table below sets forth a summary of changes in the fair value of our Level 3 financial assets.

	December 31, 2012	December 31, 2011
Balance at the beginning of the period	2.6	1.7
Additions	—	0.4
Unrealized (loss)/ gain	(1.3)	0.5

Balance at the end of the period	1.3	2.6

Unrealized loss of $1.3 million for the fiscal year ended December 31, 2012 was included in accumulated other comprehensive loss. As of December 31, 2012, the assets classified within Level 3 of the fair value hierarchy represent less than 1.00% of the total assets and liabilities measured at fair value, respectively.

Derivative contracts

There were no derivative contracts December 31, 2011.

St Ives Gold Mining Company (Pty) Ltd entered into a Gasoil 10PPM FOB Singapore contract for 10,000 barrels per month effective August 1, 2012 until January 31, 2013 at a fixed price of US$118.90 per barrel. 20,000 barrels with a mark-to-market value of US$0.1 million were outstanding at the end of December 2012.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

19.	ADDITIONAL CASH FLOW INFORMATION

		Fiscal year Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June 30,
		2012	2011	2010	2010
(a)	Supplementalcash flow disclosures
	The income and mining taxes paid in the statement of cash flow represents actual cash paid.
	The following amounts of interest paid were included in cash flows from operations:
	Interest paid before capitalization	83.1	63.6	36.4	71.7

(b)	Non cash-items
	Marked to market gain/(loss) of listed investments	18.7	(26.4)	28.8	24.9

20.	COMMITMENTS

	December 31, 2012	December 31, 2011
Capital expenditure
Authorized South Africa - KDC	401.0	373.7

South Africa - Beatrix	104.8	87.1
South Africa - South Deep	446.3	433.1
Ghana - Tarkwa	110.9	126.5
Ghana - Damang	9.8	16.9
Peru - Cerro Corona	6.4	44.7
Australia - St Ives	175.7	150.3
Australia - Agnew	1.6	10.4
Other	0.8	0.4

	1,257.3	1,243.1

Contracted for	244.6	245.7
Other guarantees	0.5	1.7

The Group also provides environmental obligation guarantees with respect to its South African, Ghanaian and Australian operations. These guarantees, amounting to $193.8 million at December 31, 2012 (December 31, 2011: 154.4 million) have not been included in the amount of guarantees of $0.5 million (December 31, 2011: $1.7 million) because they are fully provided for under the related asset retirement obligation.

Commitments will be funded from internal cash resources and borrowings as necessary. All the contracted capital expenditure as at December 31, 2012 and December 31, 2011 relates to obligations within the next 12 months. The expenditure relates to mining development, infrastructure and hostel upgrades.

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

Occupational health care services

The Group provides occupational health care services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. Any such increased cost has not yet been quantified. The Group is monitoring developments in this regard.

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise induced hearing loss (“NIHL”). The Occupational Diseases in Mines and Works Act, 78 of 1973, or ODMWA, governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Gold Fields were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Gold Fields’s results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

On August 21, 2012, a court application was served on a group of respondents that included Gold Fields (the “August Respondents”). On December 21, 2012, a further court application was issued and was formally served on a number of respondents, including Gold Fields, (the “December Respondents” and, together with the August Respondents, the “Respondents”) on January 10, 2013, on behalf of classes of mine workers, former mine workers and their dependents who were previously employed by, or who are currently employed by, amongst others, Gold Fields and who allegedly contracted silicosis and/or other occupational lung diseases (the “Classes”). The court application of August 21, 2012 and the court application of December 21, 2012 are together referred to below as the “Applications”.

These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. The Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

21.	CONTINGENT LIABILITIES (continued)

successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

With respect to the Applications, Gold Fields has filed notices of its intention to oppose both the Applications and has instructed its attorneys to defend the claims. Gold Fields and its attorneys are engaging with the applicants’ attorneys in both Applications to try to establish a court-sanctioned process to agree the timelines, (including the date by which Gold Fields must file its papers opposing the Applications) and the possible consolidation of the separate applications. At this stage, Gold Fields cannot quantify its potential liability from these actions.

Randgold and Exploration summons

On August 21, 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited, or WAL, a subsidiary of Gold Fields Limited, received a summons from Randgold and Exploration Company Limited, or R&E and African Strategic Investment Holdings Limited. The summons claims that, during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources and Afrikander Lease Limited, now known as Uranium One. WAL’s assessment remains that it has sustainable defences to these claims and, accordingly, WAL’s attorneys have been instructed to vigorously defend the claims. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged unlawful acts and March 2008 (between R11 billion and R12 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately R519 million). The claims lie only against WAL, which holds a 50% stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company.

Acid mine drainage

Gold Fields has identified incidence of, and a risk of short-term and long term Acid Mine Drainage (“AMD”), on certain of its operations. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Gold Fields has not been able to reliably determine the financial impact that AMD might have on the Group, however, Gold Fields has adopted a proactive approach by initiating projects, such as Liquid Gold (long-term water management strategy), and the identification of mine rehabilitation options that focus on AMD risk management. Gold Fields also conducts acid base accounting to obtain a more detailed understanding of where the key potential AMD risks are located at identified operations, thereby better informing appropriate long term mitigation strategies.

22.	LINES OF CREDIT

The Group had unused lines of committed and uncommitted credit facilities available amounting to $893.2 million at December 31, 2012 (December 31, 2011: $1,429.1 million).

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

23.	RELATED PARTY TRANSACTIONS

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past three fiscal years materially indebted to Gold Fields.

Rand Refinery

Rand Refinery, in which the Company holds a 34.9% interest, has an agreement with the Group whereby it refines all the Company’s South African and Ghanaian operations gold production. The Group’s chief executive officer is currently an alternate director of Rand Refinery and has held his directorship since September 30, 2008. Prior to this date, he had been a director since July 10, 2000. The Company paid Rand Refinery $1.8 million, $1.7 million, $1.4 million and $1.2 million in refining fees for the fiscal years ended December 31, 2012 and 2011, six months ended December 31, 2010 and fiscal year ended June 30, 2010, respectively. Refer to note 12 - Non-current Investments for the dividends received from Rand Refinery for the fiscal year ended December 31, 2012, 2011, six months ended December 31, 2010 and fiscal year ended June 30, 2010.

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

24.	SUBSEQUENT EVENTS

Sibanye Gold Spin-Off

On February 18, 2013, Gold Fields completed the separation of its wholly-owned subsidiary, Sibanye Gold. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, American depositary receipts, or ADRs, or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013, in terms of section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The Board of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE, and on the NYSE on a “when issued” basis, on February 11, 2013. As of February 18, 2013, or the Spin-off Date, Gold Fields and Sibanye Gold were independent, publicly traded companies with separate public ownership, boards of directors and management.

Refinancing of borrowings

Refer to note 14 for further details.

Final dividend

On February 13, 2013, Gold Fields declared a final dividend of R0.75 ($0.08) per share.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION

Gold Fields is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The segment results have been prepared and presented based on management’s reporting format. The Group prepares its financial records in accordance with International Financial Reporting Standards, or IFRS, and such IFRS information by segment is what the Group’s chief operating decision maker reviews in allocating resources and making investment decisions. The Company’s gold mining operations are managed and internally reported based upon the following geographic areas: in South Africa the Driefontein-Kloof complex, or KDC, (prior to July 1, 2010, Driefontein and Kloof divisions were reported as separate segments), the Beatrix division and the South Deep mine, in Ghana the Tarkwa and Damang mines, in Australia, the St. Ives and Agnew mines and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the Corporate and other segment. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

	Fiscal Year Ended December 31, 2012
	South Africa			Ghana		Australia			Peru	Corporate and other#	Reconciling items	Group Consolidated
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona
Statement of operations
Revenue	1,543.4	477.8	450.8	1,198.9	277.8	752.2	294.4	1,046.6	556.6	—	—	5,551.8
Operating costs (1)	(1,005.7)	(321.9)	(302.9)	(494.4)	(156.8)	(411.5)	(148.1)	(559.6)	(171.4)	(93.1)	(195.4)	(3,301.2)
Gold inventory change (2)	—	—	—	24.8	3.6	(14.7)	(2.6)	(17.3)	11.0	—	0.1	22.2

Operating profit	537.7	155.8	147.9	729.3	124.6	325.9	143.7	469.6	396.2	(93.1)	(195.3)	2,272.8
Amortization and depreciation	(209.1)	(77.1)	(82.4)	(125.4)	(27.0)	(156.9)	(53.7)	(210.6)	(48.8)	11.8	38.6	(729.9)

Net operating profit/(loss)	328.5	78.7	65.6	603.8	97.6	169.0	90.0	259.0	347.4	(81.3)	(156.7)	1,542.9
Exploration expenditure	—	—	—	—	—	(9.8)	(9.6)	(19.4)	(2.2)	(168.0)	54.3	(135.3)
Feasibility and evaluation	—	—	—	—	—	—	—	—	—	(44.1)	(59.4)	(103.5)
Other items as detailed in statement of operations	(49.8)	(9.4)	(44.0)	(24.6)	(12.0)	(62.8)	(21.7)	(84.5)	(20.7)	98.2	(10.0)	(156.8)
Royalty	(25.8)	(8.6)	(2.3)	(59.9)	(13.9)	N3	N3	(26.0)	(14.7)	—	—	(151.2)
Current taxation	(40.2)	(14.8)	—	(163.1)	(7.6)	N3	N3	(53.6)	(104.7)	(10.6)	(17.2)	(411.8)
Deferred taxation	71.4	29.1	(4.5)*	(92.5)	(27.9)	N3	N3	13.2	12.4	(13.2)	131.9	119.9

Profit/(loss) after taxation	284.1	74.9	14.9	263.7	36.3	N3	N3	88.9	217.6	(219.0)	(57.1)	704.2

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.
*	Indicative as tax is provided in the holding companies of South Deep.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	December 31, 2012
	South Africa			Ghana		Australia			Peru	Corporate and other#	Reconciling items	Group Consolidated
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona
Balance sheet
Total assets (excluding deferred tax assets)	2,126.3	313.1	208.3	1,775.6	404.3	1,066.7	372.4	1,439.1	1,165.8	3,610.0	(418.3)	10,624.2
Total liabilities excluding deferred tax	740.8	(26.8)	104.0	377.2	93.2	189.7	47.8	237.5	234.4	1,849.7	77.9	3,687.9
Deferred tax liability/(asset)	379.2	110.3	19.2	300.2	56.9	N3	N3	264.5	12.4	(65.3)	(181.8)	895.6
Capital expenditure	296.2	80.4	314.5	259.9	114.4	311.9	62.3	374.2	93.8	86.2	(296.8)	1,322.8

(1)	Operating costs for management reporting purposes includes: Corporate expenditure - $46.6 million, Environmental rehabilitation - $28.2 million and Employee termination costs - $13.8 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the fiscal year.
(3)	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	Fiscal Year Ended December 31, 2011
	South Africa			Ghana		Australia			Peru	Corporate and other#	Reconciling items	Group Consolidated
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona
Statement of operations
Revenue	1,745.5	555.4	427.5	1,122.9	340.8	734.2	313.1	1,047.3	560.5	—	—	5,800.1
Operating costs (1)	(1,032.2)	(333.6)	(296.2)	(436.4)	(142.1)	(415.4)	(138.5)	(553.9)	(157.4)	(83.1)	(126.5)	(3,161.4)
Gold inventory change (2)	—	—	—	65.0	1.9	3.0	6.0	9.0	(0.1)	—	1.4	77.2

Operating profit	713.4	221.8	131.3	751.6	200.6	321.8	180.6	502.4	403.0	(83.1)	(125.1)	2,715.9
Amortization and depreciation	(230.4)	(71.2)	(76.7)	(104.9)	(26.7)	(149.9)	(44.6)	(194.5)	(58.6)	(20.4)	38.1	(745.3)

Net operating profit/(loss)	483.0	150.6	54.6	646.6	173.9	171.9	136.0	307.9	344.4	(103.5)	(87.0)	1,970.6
Exploration expenditure	—	—	—	—	—	(5.0)	(4.4)	(9.4)	(4.2)	(106.5)	(5.3)	(125.4)
Feasibility and evaluation	—	—	—	—	—	—	—	—	—	(17.4)	(77.8)	(95.2)
Other items as detailed in statement of operations	(56.3)	(11.2)	(15.1)	(21.5)	(15.0)	0.2	(0.1)	0.1	(15.7)	41.6	0.6	(92.5)
Royalty	(35.5)	(4.6)	(2.1)	(51.0)	(15.5)	N3	N3	(26.3)	(14.7)	—	—	(149.7)
Current taxation	(88.5)	(0.3)	—	(150.7)	(29.8)	N3	N3	—	(111.7)	(55.5)	—	(436.5)
Deferred taxation	(39.7)	(43.4)	(17.1)*	(22.0)	(13.2)	N3	N3	(82.8)	10.4	43.9	48.4	(115.5)

Profit/(loss) after taxation	263.2	91.1	20.3	401.4	100.5	N3	N3	189.6	208.5	(197.4)	(121.1)	955.8

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.
*	Indicative as tax is provided in the holding companies of South Deep.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	December 31, 2011
	South Africa			Ghana		Australia			Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	1,714.5	225.0	153.0	1,435.9	344.2	1,058.2	609.0	1,667.2	1,069.5	3,643.0	(174.9)	10,077.4
Total liabilities excluding deferred tax	414.2	(103.5)	66.9	323.9	99.2	174.9	44.6	219.5	282.8	1,949.5	(55.2)	3,197.3
Deferred tax liability/(asset)	471.6	145.6	15.8	207.7	29.1	N3	N3	270.8	24.9	(77.3)	(60.3)	1,027.8
Capital expenditure	318.6	84.6	274.6	218.9	87.8	182.7	74.1	256.8	69.4	102.5	(260.2)	1,153.0

(1)	Operating costs for management reporting purposes includes: Corporate expenditure - $37.6 million, Environmental rehabilitation - $24.9 million and Employee termination costs - $32.8 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the fiscal year.
(3)	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	Six Months Ended December 31, 2010
	South Africa			Ghana		Australia			Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	814.3	259.1	188.2	468.1	152.1	313.4	102.4	415.8	266.6	—	—	2,564.2
Operating costs (1)	(533.6)	(172.8)	(139.5)	(205.4)	(73.9)	(178.2)	(50.7)	(228.9)	(77.4)	(51.5)	(43.6)	(1,526.6)
Gold inventory change (2)	—	—	—	(2.8)	0.5	10.3	0.7	11.0	1.6	—	(4.7)	5.6

Operating profit	280.7	86.3	48.7	259.9	78.7	145.5	52.4	197.9	190.8	(51.5)	(48.3)	1,043.2
Amortization and depreciation	(122.5)	(36.9)	(37.8)	(43.5)	(12.7)	(81.5)	(14.1)	(95.6)	(29.1)	(10.9)	(0.4)	(389.4)

Net operating profit/(loss)	158.2	49.4	10.9	216.4	66.0	64.0	38.3	102.3	161.7	(62.4)	(48.7)	653.8
Exploration expenditure	—	—	—	—	—	—	—	—	—	(51.4)	(1.8)	(53.2)
Feasibility and evaluation	—	—	—	—	—	—	—	—	—	(9.3)	—	(9.3)
Other items as detailed in statement of operations	(148.9)	(47.7)	(22.9)	(11.6)	(6.0)	(4.2)	(1.4)	(5.6)	(12.1)	(96.9)	(1.4)	(353.1)
Royalty	(11.8)	(1.3)	(0.9)	(8.7)	(3.1)	N3	N3	(10.2)	(7.3)	—	—	(43.3)
Current taxation	(20.5)	(0.4)	—	(54.8)	(18.6)	N3	N3	—	(47.1)	(18.1)	—	(159.5)
Deferred taxation	33.7	(7.9)	(0.6)*	(5.7)	1.2	N3	N3	(25.7)	(1.9)	(0.6)	33.2	25.7

Profit/(loss) after taxation	10.7	(7.9)	(13.5)	135.6	39.5	N3	N3	60.8	93.3	(238.7)	(18.7)	61.1

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.
*	Indicative as tax is provided in the holding companies of South Deep.

Figures may not add as they are rounded independently.

	December 31, 2010
	South Africa			Ghana		Australia			Peru
	KDC	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Balance sheet
Total assets (excluding deferred tax assets)	1,937.9	237.5	126.6	1,193.3	250.0	862.7	485.6	1,348.3	1,063.2	4,370.8	182.4	10,710.0
Total liabilities excluding deferred tax	437.1	(93.0)	67.5	189.4	70.5	140.9	45.9	186.8	288.5	1,427.7	(12.0)	2,562.5
Deferred tax liability/(asset)	525.6	128.9	0.6	185.7	15.8	N3	N3	187.2	35.2	(33.1)	19.4	1,065.3
Capital expenditure	177.3	42.7	140.5	116.6	56.3	55.5	25.0	80.5	31.4	4.7	(56.4)	593.6

(1)	Operating costs for management reporting purposes includes: Corporate expenditure - $24.5 million, Environmental rehabilitation - $10.9 million and Employee termination costs - $35.3 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25 GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.
(3)	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the royalties, current or deferred taxation.

Figures may not add as they are rounded independently.

	Fiscal Year Ended June 30, 2010
	South Africa				Ghana		Australia			Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Statement of operations
Revenue	770.9	613.2	424.7	288.7	790.1	226.9	460.6	177.8	638.4	411.4	—	—	4,164.3
Operating costs (1)	(505.6)	(451.8)	(299.9)	(220.9)	(387.0)	(130.7)	(308.9)	(89.3)	(398.2)	(135.0)	(36.6)	(118.5)	(2,684.2)
Gold inventory change (2)	—	—	—	—	11.4	(2.1)	13.4	(0.5)	12.9	1.3	—	5.9	29.4

Operating profit	265.3	161.4	124.8	67.8	414.5	94.1	165.1	88.0	253.1	277.7	(36.6)	(112.6)	1,509.5
Amortization and depreciation	(82.0)	(105.6)	(71.5)	(59.7)	(111.0)	(17.2)	(98.6)	(18.2)	(116.8)	(55.3)	(19.1)	6.9	(631.3)

Net operating profit/(loss)	183.3	55.8	53.3	8.1	303.5	76.9	66.5	69.8	136.3	222.4	(55.7)	(105.7)	878.2
Exploration expenditure	—	—	—	—	—	—	—	—	—	—	(85.0)	(1.6)	(86.6)
Other items as detailed in statement of operations	(12.0)	(14.1)	(6.4)	(24.8)	(10.9)	(3.3)	(4.5)	(1.3)	(5.8)	(53.2)	185.9	4.4	59.8
Current taxation	(32.6)	(3.7)	(1.0)	(0.5)	(70.3)	(28.3)	N3	N3	(16.5)	(51.2)	(29.9)	—	(234.0)
Deferred taxation	(26.5)	(15.4)	(18.6)	6.5 *	(34.4)	0.5	N3	N3	(34.7)	(27.0)	3.5	21.7	(124.4)

Profit/(loss) after taxation	112.2	22.6	27.3	(10.7)	187.9	45.8	N3	N3	79.3	91.0	18.8	(81.2)	493.0

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

	June 30, 2010
	South Africa				Ghana		Australia			Peru
	Driefontein	Kloof	Beatrix	South Deep	Tarkwa	Damang	St Ives	Agnew	Total	Cerro Corona	Corporate and other#	Reconciling items	Group Consolidated
Balance sheet
Total assets	1,076.5	661.2	140.5	132.0	1,059.0	177.4	701.8	380.8	1,082.6	886.0	3,812.6	153.6	9,181.4
Total liabilities excluding deferred tax	307.2	142.8	(114.9)	78.9	144.6	36.7	125.4	32.5	157.9	218.0	1,109.2	(27.6)	2,052.8
Deferred tax liability/(asset)	263.6	236.9	107.5	—	180.0	17.1	N3	N3	138.2	33.3	(33.0)	46.6	990.2
Capital expenditure	150.3	145.7	85.8	212.8	148.6	29.8	103.0	55.2	158.2	85.6	4.5	(108.2)	913.1

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals. Included in Corporate and other is goodwill relating to the acquisition of South Deep.

(1)	Operating costs for management reporting purposes includes: Corporate expenditure - $54.5 million, Environmental rehabilitation - $19.3 million and Employee termination costs - $10.3 million, which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	Reflects the change in quantity and value of broken ore and ore on the heap leach pad during the financial year.
(3)	As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and off-set losses from one company to another, it is not meaningful to split the current or deferred taxation.

Figures may not add as they are rounded independently.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

		Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year Ended June, 30
		2012	2011	2010	2010
The following provides a breakdown of the reconciling items for each line item presented
Operating costs
On-mine exploration	(i)	(35.2)	(22.9)	(3.6)	(18.3)
Provision for rehabilitation	(j)	(7.7)	(2.2)	0.4	1.7
Cut-backs	(h)	(184.0)	(144.4)	(52.7)	(90.0)
Deferred stripping	(l)	31.5	43.0	12.3	(11.9)

		(195.4)	(126.5)	(43.6)	(118.5)

Gold inventory
Inventory	(m)	0.1	1.3	(5.3)	4.5
Inventory stockpiles	(q)	—	0.1	0.6	1.4

		0.1	1.4	(4.7)	5.9

Amortization and depreciation
Business combination - formation of Original Gold Fields	(a)	(4.1)	(5.6)	(2.7)	(5.3)
Business combination - formation of Gold Fields	(b)	(3.9)	(3.4)	(1.7)	(3.3)
Business combination - purchase of St. Ives and Agnew	(c)	—	2.1	0.3	0.5
Business combination - purchase of Abosso	(d)	—	1.1	0.1	0.1
Amortization of reserves	(f)	(11.9)	(23.3)	(23.2)	(37.6)
Cut-backs	(h)	41.1	39.6	16.3	54.6
Amortization - inclusion of future costs	(g)	47.0	34.7	13.5	1.4
Amortization - capitalized interest	(p)	(4.3)	(6.9)	(3.3)	(6.6)
Provision for rehabilitation	(j)	4.1	(0.2)	0.3	3.1
Amortization - discontinued operations	(o)	(29.4)	—	—	—

		38.6	38.1	(0.4)	6.9

Exploration expenditure
Exploration, evaluation and feasibility costs	(i)	(5.1)	(83.1)	(1.8)	(1.6)

Other items as detailed in the statement of operations
Impairment of assets	(a)	(7.5)	—	—	—
Interest capitalization	(p)	(3.1)	—	—	(5.2)
Other		0.6	0.6	(1.4)	9.6

		(10.0)	0.6	(1.4)	4.4

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

			December 31, 2012	December 31, 2011
Total liabilities excluding deferred income and mining taxes
Provision for rehabilitation	(j)		77.9	55.2

Total assets
Business combination - formation of Original Gold Fields	(a)		66.3	79.9
Business combination - formation of Gold Fields	(b)		26.0	31.3
Business combination - purchase of St Ives and Agnew	(c)		—	—
Business combination - purchase of Abosso	(d)		—	—
Business combination - purchase of South Deep	(e)		481.8	507.9
Cut-backs	(h)		(498.8)	(354.8)
Amortization of reserves	(f)		(197.5)	(180.9)
Amortization - inclusion of future costs	(g)		175.9	123.9
Amortization - Interest capitalised	(p)		(18.5)	(15.2)
Exploration, feasibility and evaluation costs	(i)		(379.3)	(338.3)
Provision for rehabilitation	(j)		(75.4)	(49.5)
Investments in equity investees	(k)		(3.4)	9.6
Deferred stripping	(l)		(12.9)	(43.6)
Inventory	(m	)	15.4	15.7
Impairment of Agnew	(n)		(52.8)	(51.5)
Interest capitalization	(p	)	84.2	91.8
Inventory stockpiles	(q	)	(1.2)	(1.2)
Amortization - discontinued operations	(o	)	(28.1)	—

			(418.3)	(174.9)

Notes to the reconciliation of segment information to the historical financial statements

(a)	Business combination - formation of Original Gold Fields

For management reporting purposes, the formation of Original Gold Fields was accounted for as a uniting-of-interests. Under U.S. GAAP, the Company accounted for the assets and liabilities acquired from Gold Fields of South Africa Limited at historical cost, and the assets and liabilities acquired from Gencor and outside shareholders as a purchase.

(b)	Business combination - formation of Gold Fields

For management reporting purposes, the difference between the purchase price and net asset value of acquired assets that arose on this transaction was set-off against shareholders’ equity. Under U.S. GAAP, the excess purchase price was capitalized to property, plant and equipment and is being amortized over its useful life.

(c)	Business combination - purchase of St. Ives and Agnew

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under U.S. GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(d)	Business combination - purchase of Abosso

For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under U.S. GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

(e)	Business combinations - purchase of South Deep

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

(f)	Amortization of reserves

For management reporting purposes, a portion of ore resources at the Australian operations, based on the philosophy of “endowment”, is used for calculating depreciation and amortization. Under U.S. GAAP, depreciation and amortization is calculated based upon existing proven and probable reserves.

(g)	Amortization - inclusion of future costs

For management reporting purposes, future mine development costs are included in mining assets in calculating depreciation and amortization. Under U.S. GAAP, future development costs are not included in the calculation of depreciation and amortization.

(h)	Cut-backs

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(i)	Exploration, feasibility and evaluation costs

For management reporting purposes, exploration costs are capitalized from the date the drilling program confirms sufficient evidence of mineralization to proceed with a feasibility study. Under U.S. GAAP, exploration costs are capitalized from the date a bankable feasibility study is completed.

(j)	Provision for rehabilitation

Revisions to the environmental rehabilitation obligation

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

Amortization of rehabilitation asset

For reasons discussed above, the rehabilitation asset’s carrying value for management reporting purposes is different to that under U.S. GAAP, which results in a different amortization charge.

(k)	Investments in equity investees

For management reporting purposes an equity investment exceeding a 20% shareholding was treated as an available-for-sale investment prior to fiscal 2003. Under U.S. GAAP this investment was accounted for under the equity method since acquisition.

(l)	Deferred stripping

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

(m)	Inventory

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

Gold Fields Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

25	GEOGRAPHICAL AND SEGMENT INFORMATION (continued)

(n)	Impairment of Agnew

For management reporting purposes the Agnew mine was not determined to be impaired. Under U.S. GAAP the Agnew mine was determined to be impaired and an impairment charge was recognized.

(o)	Amortization - discontinued operations

For management reporting purposes, the Spin-off of Sibanye Gold was accounted for as discontinued operations in fiscal 2012 and the related assets and liabilities were classified as held for distribution. As a result, depreciation ceased due to the classification of the assets as held for distribution. Under U.S. GAAP, the Spin-off was not accounted for as discontinued operations in 2012 as the Sibanye Gold assets and liabilities continue to be classified as held for use until the Spin-off date. As a result, depreciation did not cease during fiscal 2012 and is charged until the Spin-off date.

(p)	Interest capitalization

For management reporting purposes, borrowing costs are capitalized to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other than funding the operations of the Group. Under U.S. GAAP, total outstanding debt financing is taken into account in calculating the amount of borrowing cost to be capitalized.

(q)	Inventory stockpiles

For management reporting purposes, previous impairment charges writing down stockpiles to net realizable values are reversed when the net realizable value rises above the original cost. Under U.S. GAAP, the net realizable value is deemed the new base cost and impairment charges are not reversed.

Schedule 1 - Valuation and Qualifying Accounts

Valuation allowances on deferred tax assets

	Balance at beginning of year	Charged to costs and expenses	Deduction	Charged to unredeemed capital expenditure	Foreign currency translation adjustment	Balance at end of year
Fiscal Year Ended December 31, 2012
Valuation allowance	152.4	(58.2)	—	222.8	7.4	324.4
Fiscal Year Ended December 31, 2011
Valuation allowance	192.4	(22.0)	—	—	(18.0)	152.4
Six Months Ended December 31, 2010
Valuation allowance	195.3	(10.3)	—	—	7.4	192.4
Fiscal Year Ended June 30, 2010
Valuation allowance	195.5	8.3	(0.1)	—	(8.4)	195.3

S-1